Form 20-F
period 2003-03-31
DR REDDYS LABORATORIES LTD
filed 2003-09-30
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2003

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________

Commission File Number: 1-15182

DR. REDDY’S LABORATORIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	ANDHRA PRADESH, INDIA (Jurisdiction of incorporation or organization)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered

American depositary shares, each representing one equity share	New York Stock Exchange

Equity Shares*	New York Stock Exchange

*Not for trading, but only in connection with the registration of American depositary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

76,515,948 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

Currency of Presentation and Certain Defined Terms

     In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.

     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this annual report on Form 20-F are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.

     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.47.53 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

     Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-looking and Cautionary Statement

     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3.A.      Selected financial data - summary of selected consolidated financial data

     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects, which are included elsewhere in this annual report. The selected consolidated statements of income data for the five years ended March 31, 2003 and selected consolidated balance sheet data as of March 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

	Fiscal Year Ended March 31,

	1999		2000		2001		2002		2003		2003

	(Rs. in millions, U.S.$ in thousands, except share data)
Income Statement Data:
Product sales	Rs.	6,503.9	Rs.	7,886.9	Rs.	10,974.8	Rs.	16,408.8	Rs.	18,069.8	U.S.$	380,177
License fees		100.0		89.3		—		124.8		—		—
Services		—		—		—		89.1		—		—

Total revenues		6,603.9		7,976.2		10,974.8		16,622.7		18,069.8		380,177
Cost of revenues		4,259.7		4,751.6		5,735.8		6,869.0		7,838.9		164,926

Gross profit		2,344.2		3,224.6		5,239.0		9,753.7		10,230.9		215,251
Operating Expenses:
Selling, general and administrative expenses		1,451.8		1,708.2		2,818.9		3,667.6		5,020.3		105,624
Research and development expenses		264.3		351.3		508.8		741.6		1,374.9		28,927
Amortization expenses		219.1		304.9		482.3		487.7		419.4		8,825
Foreign exchange (gain)/loss		299.6		(2.0)		(62.1)		(208.9)		70.1		1,475

Total operating expenses		2,234.8		2,362.4		3,747.9		4,688.0		6,884.7		144,851
Operating income		109.4		862.1		1,491.0		5,065.7		3,346.2		70,400
Equity in loss of affiliates		(3.5)		(19.8)		(31.5)		(130.5)		(92.1)		(1,938)
Other (expense) / income, net		(185.4)		(301.7)		(387.0)		154.4		683.1		14,372

Income before income taxes and minority interest		(79.5)		540.7		1,072.5		5,089.7		3,937.2		82,835

Income taxes		(122.7)		(256.8)		(321.4)		(153.8)		(398.1)		(8,375)
Minority interest		24.2		(1.0)		(9.2)		(14.8)		(6.7)		(142)
Net income/(loss)	Rs.	(178.0)	Rs.	282.9	Rs.	741.9	Rs.	4,921.0	Rs.	3,532.4	U.S.$	74,318

Earnings per equity share:
Basic	Rs.	(2.82)	Rs.	4.48	Rs.	11.74	Rs.	64.73	Rs.	46.16	U.S.$	0.97
Diluted	Rs.	(2.82)	Rs.	4.48	Rs.	11.74	Rs.	64.62	Rs.	46.16	U.S.$	0.97
Weighted average number of equity shares used in computing earnings per equity share:*
Basic		63,177,560		63,177,560		63,177,560		76,027,565		76,515,948		76,515,948
Diluted		63,177,560		63,177,560		63,177,560		76,149,568		76,516,731		76,516,731
Dividend declared per share	Rs.	1.59	Rs.	1.94	Rs.	1.94	Rs.	7.50	Rs.	5.00	U.S.$	0.11

*	Each ADR represents one equity share. Historical figures have been adjusted to reflect the two for one stock split effected in October 2001.

	Fiscal Year Ended March 31,

	1999		2000		2001		2002		2003		2003

	(Rs. in millions, U.S.$ in thousands, except share data)
Other Data:
Net cash provided by / (used in):
Operating activities	Rs.	(120.8)	Rs.	632.6	Rs.	617.1	Rs.	4,652.8	Rs.	4,366.7	U.S.$	91,873
Investing activities		(974.0)		(1,378.9)		(689.4)		(1,532.9)		(1,954.7)		(41,126)
Financing activities		521.1		793.7		(87.7)		1,421.8		(153)		(3,219)
Effect of exchange rate changes on cash		654.2		90.9		81.5		88.8		(95)		(1,999)
Expenditures on property, plant and equipment		(555.8)		(299.4)		(489.0)		(1,090.3)		(1515.7)		(31,890)
Balance Sheet Data:
Cash and cash equivalents	Rs.	419.3	Rs.	557.5	Rs.	478.9	Rs.	5,109.4	Rs.	7,273.4	U.S.$	153,028
Working capital		442.4		100.3		795.4		9,518.6		12,023.5		252,966
Total assets		9,468.2		11,164.7		11,882.9		18,967.0		23,091.7		485,834
Total long-term debt, excluding current portion		815.8		1,157.3		1,003.4		47.0		40.91		861
Total stockholders’ equity		4,479.9		4,627.2		5,240.5		15,457.4		18,831.8	U.S.$	396,210

Exchange Rates

     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the daily noon buying rate on the last business day of each month during the year.

Fiscal Year Ended
March 31	Period End	Average	High	Low

1999	42.50	42.27	42.83	39.74
2000	43.65	43.46	43.75	42.84
2001	46.85	45.88	46.90	43.70
2002	48.83	47.80	48.83	46.88
2003	47.53	48.43	49.07	47.53

     The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low

March 2003	47.85	47.53
April 2003	47.46	47.34
May 2003	47.35	46.85
June 2003	47.15	46.40
July 2003	46.49	46.06
August 2003	46.18	45.85

On September 29, 2003, the noon buying rate in the city of New York was Rs.45.85.

3.B.     Capitalization and indebtedness

     Not applicable.

3.C.     Reasons for the offer and use of proceeds

     Not applicable.

3.D.     Risk factors

     You should carefully consider all of the information set forth in this Form 20-F and the following risk factors that we face and that are faced by our industry. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also affect our business operations. Our business, financial condition or results of operations could be materially or adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Forward-Looking Statements.”

RISKS RELATING TO OUR BUSINESS

If we cannot respond adequately to the increased competition we expect to face in the future, we will lose market share and our profits will go down.

     Our products face intense competition from products developed, or under development, by other companies in India and abroad, including major pharmaceutical and chemical companies, specialized contract research organizations, research and development firms, universities and other research institutions. Many of our competitors have greater financial resources and marketing capabilities than we do. Some of our competitors, especially multinational pharmaceutical companies, have greater experience than we do in clinical testing and human clinical trials of pharmaceutical products and in obtaining regulatory approvals. Our competitors may succeed in developing technologies and products that are more effective, more popular or cheaper than any we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which would harm our business and financial results.

     We believe some of our competitors have broader product ranges, stronger sales forces and better segment positioning than us, which enables them to compete effectively.

If we cannot maintain our position in the Indian pharmaceutical industry in the future, we may not be able to attract co-development, outsourcing or licensing partners and may lose market share.

     In order to attract multinational corporations into co-development and licensing arrangements, it is necessary for us to maintain the position of a leading pharmaceutical company in India. Multinational corporations have been increasing their outsourcing of both active pharmaceutical ingredients and generic formulations to highly regarded companies that can produce high quality products at low cost that conform to standards set in developed markets. If we cannot maintain our current position in the market, we may not be able to attract outsourcing or licensing partners and may lose market share.

If our research and development efforts do not succeed, this may restrict our introduction of new products, which is critical to our business.

     In order to remain competitive, we must successfully commercialize additional generic and/or innovative branded pharmaceutical products. To accomplish this, we commit substantial efforts, funds and other resources to research and development, both through our own dedicated resources and our various collaborations with third parties. Our ongoing investments in new product launches and research and development for future products could result in higher costs without a proportionate increase in revenues.

     In the pharmaceutical business, the research and development process can take up to 12 years, or even longer, from discovery to commercial product launch. This process is conducted in various stages. During each stage, there is a substantial risk that we will not achieve our goals and accordingly, we may abandon a product in which we have invested substantial amounts. Our overall profitability depends on our ability to continue developing commercially successful products.

     Our dependence on research and development makes it highly important that we recruit and retain high quality researchers and development specialists. We commit substantial efforts and funds to this effort. Should we fail in our efforts, this could adversely effect our ability to continue developing commercially successful products and, thus, our overall profitability.

If we fail to comply fully with government regulations applicable to our research and development activities or regarding the manufacture of our products, it may delay or prevent us from developing or manufacturing our products.

     Our research and development activities are heavily regulated. If we fail to comply fully with applicable regulations, then there could be a delay in the submission or approval of potential new products for marketing approval. In addition, the submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Each authority may impose its own requirements and/or delay or refuse to grant approval, even when a product has already been approved in another country. In our principal markets, the approval process for a new product is complex, lengthy and expensive. The time taken to obtain approval varies by country but generally takes from six months to several years from the date of application. This registration process increases the cost to us of developing new products and increases the risk that we will not succeed in selling them successfully.

     Also, governmental authorities, including the U.S. Food and Drug Administration (“U.S. FDA”), heavily regulate the manufacture of our products. If we or our third party suppliers fail to comply fully with such regulations, then there could be a government-enforced shutdown of production facilities, which in turn could lead to product shortages. A failure to comply fully with such regulations could also lead to a delay in the approval of new products.

If there is a change in government regulations regarding the amount of revenue that we may be able to derive from a particular product, our revenues may decrease.

     Governments throughout the world also heavily regulate the marketing of our products. Most countries also place restrictions on the manner and scope of permissible marketing to physicians and to other health care professionals. The effect of such regulations may be to limit the amount of revenue that we may be able to derive from a particular product. In addition, if we fail to comply fully with such regulations, then civil or criminal actions could be brought against us. In addition to normal price competition in the marketplace, the prices of our pharmaceutical products are restricted by price controls imposed by governments and health care providers in several countries. Price controls operate differently in different countries and can cause wide variations in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues we earn from our products.

If a regulatory agency amends or withdraws existing approvals to market our products, this may cause our revenues to decline.

     Regulatory agencies may at any time reassess the safety and efficacy of our products based on new scientific knowledge or other factors. Such reassessments could result in the amendment or withdrawal of existing approvals to market our products, which in turn could result in a loss of revenue, and could serve as an inducement to bring lawsuits against us.

If we are sued by consumers for defects in our products, it could harm our reputation and thus our profits.

     Our business inherently exposes us to potential liability. From time to time, the pharmaceutical industry has experienced difficulty in obtaining desired amounts of product liability insurance coverage. We export products to the United States, a market noted for its litigious nature and high awards of damages. Although we have obtained product liability coverage with respect to products that we manufacture, if any product liability claim not covered by insurance or exceeding the policy limits were sustained against us, it could harm our business and financial condition. This risk is likely to increase as we develop our own new-patented products in addition to making generic versions of drugs that have been in the market for some time.

If we are unable to patent new products and protect our proprietary information, or if we infringe on the patents of others, our business may be harmed.

     While our business has traditionally focused on non-patented products, patents are likely to become more significant to us in the future. Our success will depend, in part, on our ability in the future to obtain patents, protect trade secrets and other proprietary information and operate without infringing on the proprietary rights of others. Our competitors may have filed patent applications, or hold issued patents, relating to products or processes that compete with those we are developing, or their patents may impair our ability to do business in a particular geographic area.

     Historically, in addition to patents, we have relied on trade secrets, know-how and other proprietary information as well as requiring our employees, vendors and suppliers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Third parties may otherwise gain access to our proprietary information or may independently develop substantially equivalent proprietary information.

     There has been substantial patent related litigation in the pharmaceutical industry concerning the manufacture, use and sale of various products. In the normal course of business, we are sometimes subject to lawsuits and the ultimate outcome of litigation could adversely affect our results of operations, financial condition and cash flow. Regardless of regulatory approval, should anyone commence a lawsuit against us with respect to any alleged patent infringement by us, whether because of the filing of an application for governmental approval, such as a new drug application, or otherwise, the expense of any such litigation and the resulting disruption to our business, whether or not we are successful, could harm our business. The uncertainties inherent in patent litigation make it difficult for us to predict the outcome of any such litigation.

If we are unable to defend ourselves in patent challenges, we could be subject to injunctions preventing us from selling our products, resulting in a decrease in revenues, or we could be subject to substantial liabilities that would lower our profits.

     We take all reasonable steps to ensure that our products, including the products manufactured and sold by our generics business unit, do not infringe valid third-party intellectual property rights. Nevertheless, originating companies commonly assert patent and other intellectual property rights in order to delay or prevent generic competition. As a result, we can become involved in extensive litigation regarding our generic products. If we are unsuccessful in defending ourselves against these suits, we could be subject to injunctions preventing us from selling our generic products, resulting in a decrease in revenues, or to damages, which may be substantial. Either event could adversely effect our consolidated financial position, results of operations or liquidity.

If we elect to sell a generic product prior to the completion of all appellate level patent litigation, we could be subject to liabilities for damages if a lower court judgment upon which we are relying is reversed.

     At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we often face significant patent litigation. Depending upon a complex analysis of a variety of legal and commercial factors, if we win a lower court decision in such patent litigation, we may, in certain circumstances, elect to market a generic product even though an appeal of the lower court decision is pending. Should we elect to proceed in this manner, we could face substantial patent liability damages were a higher court to overturn the trial court’s decision.

If we do not maintain and increase our arrangements for overseas distribution of our products, our revenues and net income could decrease.

     We market our products in over 70 countries. Our products are marketed in these countries through our subsidiaries as well as joint ventures. Because we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.

If we fail to comply with environmental laws and regulations or face environmental litigation, our costs may increase or our revenues may decrease.

     We may incur substantial costs to comply with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. We are subject to significant national and state environmental laws and regulations, which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. Environmental laws and regulations in India are not as extensive as they are in other countries, such as the United States. They have, however, been increasing in stringency and it is possible that they will become significantly more stringent in the future. If any of our plants or the operations of such plants are shut down, we will continue to incur costs in complying with regulations, appealing any decision to close our facilities, maintaining production at our existing facilities and continuing to pay labor and other costs which continue even if the facility is closed. As a result, our overall operating expenses will increase and our profits will decrease.

If the world economy is affected due to terrorism or wars, it may adversely affect our business and results of operations.

     Several areas of the world have experienced terrorist acts and retaliatory operations recently. If the overall economy of the world is affected by such acts, our business and results of operations may be damaged as a consequence.

If we have difficulty in integrating companies that we merge with or acquire, our business may be harmed.

     Acquisitions may involve a number of risks, including diversion of management’s attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could harm our results of operations and financial condition. Our inability to successfully integrate companies that we have acquired or merged with, or companies that we acquire or merge with in the future, could harm our business.

     We may acquire or make strategic investments in complementary businesses or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

Our principal shareholders control us and, if they take actions that are not in your best interests, it may harm the value of your investment in our ADSs.

     Certain of our directors, together with members of their immediate families, in the aggregate, beneficially own approximately 26.02% of our issued shares. As a result, these people, acting together, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us even if that was in our best interest.

If we improperly handle any of the dangerous materials used in our business and accidents result, we could face significant liabilities that would lower our profits.

     We handle dangerous materials including explosive, toxic and combustible materials like sodium azide, acrolein and acetyl chloride. If improperly handled or subjected to the wrong conditions, these materials could hurt our employees and other persons, cause damage to our properties and harm the environment. This, in turn, could subject us to significant litigation, which could lower our profits in the event we were found liable.

If we experience labor union problems, our production capacity and overall profitability could be adversely affected.

     Approximately 12.4% of our employees belong to a number of different labor unions. We have in the past experienced strikes at facilities by some of our employees. Future strikes may cause a reduction in the productivity of the affected facilities.

If there is delay and/or failure in supplies of materials, services and finished goods from third parties, it may adversely affect our business and results of operations.

     In some of our key business operations, such as the manufacture, formulation and packaging of products, we rely on third parties for the timely supply of specified raw materials, equipment, contract manufacturing, formulation or packaging services and maintenance services. Although we actively manage these third party relationships to ensure continuity of supplies on time and to our required specifications, some events beyond our control could result in the complete or partial failure of supplies or in supplies not being delivered on time. Any such failure could adversely effect our business and results of operations.

If we do not effectively manage our operations in our foreign subsidiaries and review equity investees, these operations may incur losses or otherwise adversely affect our business and results of operations.

     Currently, we operate our business through subsidiaries and equity investees in other countries. Because of our limited experience in operating subsidiaries and reviewing equity investees outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain intermediates, drugs, technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. If we do not effectively manage our operations in these subsidiaries and review equity investees effectively we may lose money in these countries and it may adversely affect our business and results of operations.

Fluctuations in exchange rates may adversely affect our business and results of operations.

     Our principal subsidiaries are located in the United States, United Kingdom and Russia and each has significant local operations. A significant portion of our revenues are in other currencies, especially the U.S. dollar and pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the relative value of the Indian rupee to these other currencies declines, our revenues will decrease.

If there is a change in tax regulations, it may increase our tax liabilities and thus adversely affect our financial results.

     Currently, we enjoy various tax benefits and exemptions under Indian tax laws. Any changes in these laws, or their application in matters such as tax exemption on export income and transfer pricing, may increase our tax liabilities and thus adversely affect our financial results.

If there is a change in accounting standards, it may affect our reported results of operations.

     New or revised accounting standards and rules promulgated from time to time by United States or Indian accounting standard boards may significantly affect our reported results of operations. As an example, we currently use the intrinsic value based method to account for our employee stock based compensation plans. Any changes requiring that we record compensation expense in our consolidated statements of income for employee stock options using the fair value method could have a significant negative effect on our reported results of operations.

If we were to experience a supply interruption, we might be unable to meet the active pharmaceutical ingredients needs of our generics and formulations segments, and our needs might conflict with those of our active pharmaceutical ingredients customers.

     Many of the active pharmaceutical ingredients and formulations that we manufacture, distribute and sell are dependent on highly specialized raw materials. We can provide no assurances that supply sources will not be interrupted from time to time. In the event that we experience a shortage in our supply of raw materials, we might be unable to fulfill all of the active pharmaceutical ingredients needs of our generics and formulations segments, which could result in a loss of production capacity for these segments. In addition, this could result in a conflict between the active pharmaceutical ingredients needs of our generics and formulations segments and the needs of customers of our active pharmaceutical ingredients segment, some of whom are also our competitors in the formulations segment. In either case, we could potentially lose business from adversely affected customers and we could be subjected to lawsuits.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

A slowdown in economic growth in India may adversely affect our business and results of operations.

     Our performance and the quality and growth of our business are necessarily dependent on the health of the overall Indian economy. The Indian economy has grown significantly over the past few years. According to data for 2001-02 released by India’s Central Statistical Organisation (“CSO”) on January 31, 2003, Gross Domestic Product at factor cost (i.e., gross payments to factors of production such as labor, land and capital) at constant 1993-94 prices grew at 5.6% in 2001-02. Any future slowdown in the Indian economy could harm us, our customers and other contractual counterparties.

     The Indian economy is in a state of transition. The share of the services sector of the economy is rising while that of the industrial, manufacturing and agricultural sector is declining. It is difficult to gauge the impact of these fundamental economic changes on our business.

A significant change in the Indian government or in its economic liberalization and deregulation policies may adversely affect the Indian economy, the health of which our business depends upon.

     We are an Indian company and a substantial part of our operations are conducted, and most of our assets are located, in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private-sector entities, including us, and on market conditions and prices of Indian securities, including our shares and our ADSs. Although the current government has continued India’s current economic liberalization and deregulation policies, we cannot assure you that they will continue to do so in the future. A significant change in these policies could harm business and economic conditions in India in general as well as our business, our future financial performance and the price of our shares and our ADSs.

If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, the health of which our business depends upon.

     India has experienced communal disturbances, terrorist attacks and riots during recent years. If such disturbances continue or are exacerbated, our operational, sales and marketing activities may be adversely affected, resulting in a decline in revenue. Sales in India contributed approximately 35.9% of our total sales for fiscal 2003.

     Also, India has from time to time experienced hostilities with neighboring countries. The hostilities have continued sporadically. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Hostilities and tensions may occur in the future and on a wider scale. These hostilities and tensions could lead to political or economic instability in India and harm our business, our future financial performance and the price of our shares and our ADSs.

If inflation continues to rise in India, we may not be able to increase the prices of our products in order to pass the costs along to our customers and our profits may decline.

     For the quarter ended June 30, 2003, the inflation rate based on the wholesale price index was above 5.0%, an increase over the rate of inflation in previous quarters, and it may continue to increase. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.

If environmental conditions in India including drought, floods and earthquakes, affect our main facilities, our revenues could decline.

     Our main facilities are located in the Hyderabad area. This region has experienced earthquakes, floods and droughts in the past and has experienced droughts in recent years. In the event of a drought so serious that the drinking water in the region is limited, the government would cut the supply of water to all industries including our facilities and this would adversely affect our production capabilities, reduce the volume of products we can manufacture and reduce our revenues. Even if we take precautions to provide back-up support in the event that a natural disaster occurs in parts of India affecting our main facilities, environmental conditions may affect our facilities, harming production and ultimately our business.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

     Wage costs in India have historically been significantly lower than wage costs in developed countries and have been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Compensation increases may adversely affect our business and results of operations.

Because specific government approval is required to sell shares withdrawn from the depositary facility, your ability to make those sales may be delayed.

     Investors seeking to sell in India any shares withdrawn upon surrender of an ADS will require Reserve Bank of India approval for each transaction unless the sale of those shares is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Further, because currency exchange controls exist in India, the Reserve Bank of India will approve the foreign currency equivalent of the price at which your equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in limited circumstances, if you seek to convert the rupee proceeds from your sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, you will have to obtain an additional Reserve Bank of India approval for each transaction. If approvals are required, we cannot guarantee that such approvals will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, you may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

There are limits and conditions to the deposit of shares into the ADS facility.

     Indian legal restrictions may limit the supply of ADSs. The only way to add to the supply of ADSs will be through a primary issuance because the depositary will not be permitted to accept deposits of outstanding shares and issue ADSs representing those shares. However, an investor in ADSs who surrenders an ADS and withdraws shares will be permitted to redeposit those shares in the depositary facility in exchange for ADSs. In addition, an investor who has purchased shares in the Indian market will be able to deposit them in the ADS program, but only in a number that does not exceed the number of underlying shares that have been withdrawn from and not re-deposited into the depositary facility. Moreover, there are restrictions on foreign institutional ownership of shares as opposed to ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

     There is a difference between the level of regulation and monitoring of the Indian securities markets over the activities of investors, brokers and other participants as compared to the level of regulation and monitoring of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed countries, which could affect the market for our equity shares.

Indian stock exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees could affect the market price and liquidity of our equity shares.

     The Indian securities markets are smaller than the securities markets in the United States and Europe and have experienced volatility from time to time. The regulation and monitoring of the Indian securities market and the activities of investors, brokers and other participants differ, in some cases significantly, from those in the United States and some European countries. Indian stock exchanges have experienced problems, including temporary exchanges closures, broker defaults, settlement delays and strikes by brokerage firm employees, which, if those or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the shares, in both domestic and international markets.

If financial instability occurs in other countries, particularly emerging market countries in Asia, our business could be disrupted and the price of our shares and our ADSs could decrease.

     The Indian markets and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries and other developing countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. Financial disruptions may occur again and could harm our business, our future financial performance and the price of our shares and our ADSs.

Our equity shares and our ADSs may be subject to market price volatility, and the market price of our ADSs may decline disproportionately in response to adverse developments that are unrelated to our operating performance.

     Market prices for the securities of pharmaceutical companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the following can have an adverse effect on the market price of our ADSs and equity shares:

•	fluctuations in our operating results,

•	the aftermath of our public announcements,

•	concern as to safety of drugs,

•	general market conditions,

•	our dependence on drug research and development to drive future operating results, and

•	the inclusion of our shares in the Stock Exchange, Mumbai and National Stock Exchange indices.

If you are not able to exercise preemptive rights available to other shareholders, your investment in our securities may be diluted.

     A company incorporated in India must offer its holders of shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for the shares underlying our ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the rights or an exemption from the registration requirements of the Securities Act of 1933 is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with a registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We might choose not to file a registration statement under these circumstances. If we issue any of these securities in the future, those securities may be issued to the depositary, which may sell them in the securities markets in India for the benefit of the investors in our ADSs. We cannot assure you as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that you are unable to exercise preemptive rights, your proportional interests in us would be reduced.

ITEM 4. INFORMATION ON THE COMPANY

4.A.     History and development of the company

     Dr. Reddy’s Laboratories Limited was incorporated in India under the Indian Companies Act, 1956, by its promoter, Dr. K. Anji Reddy as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company in November 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 01-4507. Our registered office is located at 7-1-27, Ameerpet, Hyderabad – 500 016 and the telephone number of our registered office is +91-040-23731946. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., One Park Way, Upper Saddle River, New Jersey 07458, Attn: General Counsel.

     We first began our operations in 1984 as an Indian manufacturer of active pharmaceutical ingredients. In the years that followed, we began to export our active pharmaceutical ingredients to other countries and made strategic acquisitions that enabled us to expand our export business. Today, our active pharmaceutical ingredients are exported to over 70 countries worldwide.

     We began our formulations operations in 1987, and gradually grew our formulations segment by introducing a large number of new products, acquiring and building new brands and creating a wide marketing network. We began to export formulations in 1992, mainly to Russia and other countries of the former Soviet Union. We currently market our formulations in over 38 countries and coordinate our export activities through subsidiaries and joint ventures worldwide.

     In 1992, we started our own drug development operations through Dr. Reddy’s Research Foundation (“DRF”), an independent non-profit organization. As of April 1, 2002, the discovery operations of DRF were merged into us and now form part of our drug discovery segment.

     Between November 1999 and January 2000, we acquired a 87.1% equity stake in American Remedies Limited (“American Remedies”), a publicly traded Indian pharmaceutical company primarily engaged in domestic manufacturing and marketing of formulations and active pharmaceutical ingredients for allopathic and natural products. The cash consideration paid was Rs.896.9 million (U.S.$19.5 million). On October 26, 2001, we acquired the balance of the shares we did not yet own (12.9% interest)

through a merger and exchange of shares. Consequently, American Remedies has ceased to exist as a separate legal entity.

     In February 2001, we completed our merger with Cheminor Drugs Limited (“Cheminor”), a publicly traded Indian pharmaceutical company engaged in the manufacture of active pharmaceutical ingredients, intermediates and generic formulations. Prior to the merger, we owned 8.7% of the equity of Cheminor, which we acquired between 1996 and 1997. Upon consummation of the merger, approximately 5.1 million equity shares of the Company were issued to the Cheminor shareholders. The operations of Cheminor have been merged with the Company and Cheminor has ceased to exist as a distinct legal entity.

     Our generics segment started operations in the second half of fiscal 2001, with its primary focus on the regulated markets of the United States and Europe. This segment accounted for 23.7% of our revenues in fiscal 2003. We market products in the United States through our United States subsidiary and through marketing alliances. As of March 31, 2003, we had 11 Abbreviated New Drug Applications (“ANDAs”) approved by the U.S. FDA and 23 ANDAs were pending approval.

     On April 11, 2002, we completed the acquisition of BMS Laboratories Limited, a U.K.-based generics company (now Dr. Reddy’s Laboratories (EU) Ltd.) for a consideration of 9.16 million pounds sterling, thus obtaining ownership of BMS Laboratories Limited and its subsidiary, Meridian Healthcare (UK) Limited (now Dr. Reddy’s Laboratories (UK) Ltd.). The consideration was paid 6.23 million pounds sterling in cash, 0.11 million pounds sterling in direct acquisition costs and 2.82 million pounds sterling in promissory notes payable over a period of 4-1/2 years, which includes contingent consideration of 1.00 million pounds sterling. The acquired companies now operate as our wholly-owned subsidiaries. This was our first overseas acquisition and gave us entry into the U.K. generics market.

     During fiscal 2003, we initiated the building of a United States-based specialty product business. We are currently in the process of establishing the management infrastructure and distribution relationships necessary to support this business. In December 2001, we filed our first New Drug Application (“NDA”) for amlodipine maleate under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act. In October 2002, the U.S. FDA determined our NDA as “Approvable”. In March 2003, we filed our second NDA with the U.S. FDA.

     As on March 31, 2003, the capital work-in-progress amounted to Rs.637.9 million, financed entirely through internal accruals.

4.B.     Business overview

     We are an emerging global pharmaceutical company with proven research capabilities. We are vertically integrated with a presence across the pharmaceutical value chain. We produce active pharmaceutical ingredients, finished dosage forms and biotechnology products and market them globally, with a focus on India, United States, Europe and Russia. We conduct research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

     Our revenues for fiscal 2003 were Rs.18,069.8 million (U.S.$380.2 million). We derived 35.9% of these revenues from sales in India, 32.4% from North America (United States and Canada), 11.7% from Russia and other countries of the former Soviet Union, 7.8% from Europe and 12.2% from other countries. Our net income during the same period was Rs.3,532.4 million (U.S.$74.3 million).

OUR STRATEGY

     Today, we are a diversified, emerging generics company. Over the next few years, our intent is to become an integrated, global, mid-sized pharmaceutical company. We intend to transform ourselves into a global, discovery-led pharmaceutical company able to achieve long-term sustainable growth and increased shareholder value.

     We are leveraging the scale and the strengths that we have built in our core businesses of active pharmaceutical ingredients and intermediates, formulations and generics to provide a platform for our continued growth. Over the next 5-7 years, we will focus on driving growth in these businesses to strengthen our cash flows to support our discovery-led ambition and build a sustainable United States specialty product business. Our specialty product business will initially be focused on the development and marketing of specialty products. Each of these businesses, and the management and sales and marketing infrastructure that we create to operate these businesses, will serve to support our future discovery-based operations.

OUR PRINCIPAL AREAS OF OPERATION

     The following table shows our revenues and percentage of total revenues of formulations, active pharmaceutical ingredients and intermediates, generics, diagnostics, critical care and biotechnology and drug discovery for the last three years:

	Fiscal Year Ended March 31,

Segment	2001			2002			2003

	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	5,365.0	48.9%	Rs.	6,035.2	36.3%		6,860.4	38.0%	U.S.$	144,337.6
Active pharmaceutical ingredients and intermediates		4,977.4	45.4		5,237.2	31.6		6,340.7	35.1		133,404.6
Generics		229.6	2.1		4,526.8	27.2		4,284.2	23.7		90,136.6
Diagnostics, critical care and biotechnology		342.2	3.1		429.1	2.6		428.2	2.4		9,008.6
Drug discovery		—	—		124.8	0.8		—	—		—
Other		60.6	0.5		269.6	1.5		156.3	0.8		3,289.6

Total revenues	Rs.	10,974.8	100.0%	Rs.	16,622.7	100.0%	Rs.	18,069.8	100.0%	U.S.$	380,177

Formulations Segment

     Formulations, also referred to as branded finished dosages, are finished pharmaceutical products ready for consumption by the patient. Branded means we package the formulations for sale under our brand name. We sell branded formulations in India and other emerging markets. Branded formulations accounted for 38.0% of our revenues in fiscal 2003.

     We export our branded formulations to over 38 countries worldwide. Our major markets in this segment are India, Russia and other countries of the former Soviet Union, Latin America and China. We have also expanded into developing markets, including Myanmar, Sri Lanka, Vietnam, Kenya, Trinidad and Malaysia. We have progressively increased the number of countries in which we market our formulations by registering our products in various markets around the world. During fiscal 2003, we filed 285 product dossiers in various countries around the world. The total number of product registrations we held at the end of fiscal 2003 was approximately 850. The new markets we entered during fiscal 2003 were Guyana and St. Lucia.

     The following table sets forth our fiscal 2001, 2002 and 2003 formulations revenues by geographic area:

	Fiscal Year Ended March 31,

	2001			2002			2003

Country	Revenues		% Total	Revenues		% Total	Revenues				% Total

	(in millions)			(in millions)			(in millions)
India	Rs.	3,708.9	69.1%	Rs.	3,993.1	66.2%	Rs.	4,303.3	U.S.$	90.5	62.7%
Russia		992.8	18.5		1,312.3	21.7		1661.9		35.0	24.2
Brazil		79.2	1.5		45.0	0.7		5.9		0.1	0.1
Venezuela		61.7	1.2		79.2	1.3		63.0		1.3	0.9
Vietnam		56.0	1.0		67.0	1.1		62.4		1.3	0.9
Sri Lanka		37.9	0.7		28.4	0.5		50.1		1.1	0.7
Myanmar		51.5	1.0		22.8	0.4		45.6		1.0	0.7
Trinidad		11.9	0.2		15.5	0.3		29.0		0.6	0.4
Others		365.1	6.8		471.9	7.8		639.2		13.4	9.4

Total	Rs.	5,365.0	100.0%	Rs.	6,035.2	100.0%		6,860.4	U.S.$	144.3	100.0%

     Emerging markets

     India. Our revenues from sales of formulations in India were 62.7% of our total formulations sales in fiscal 2003. In India, our formulations business focuses mainly on the therapeutic categories of gastro-intestinal, anti-infectives, pain management, cardiovascular, anti-diabetes, women’s health care and dental care. As of March 31, 2003, we had a total of 123 brands. Of these, our key brands — Nise, Omez, Ciprolet, Stamlo, Enam, Reclide, Antoxid, Stamlo Beta and Clamp — together contributed to 49.1% of our formulations revenues in India in fiscal 2003. Our sales of formulations in India grew 16.3% in fiscal 2003 as against the industry average of 5.6% according to Operations Research Group, a market research firm, in its March Moving Annual Total report for the 12 month period ending March 2003. According to Operations Research Group, as at March 2003, we had 17 brands that were ranked either first or second in terms of sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”), which measures doctor prescriptions, we were the fifth most prescribed company in India (this report covers the period from November 2002 to February 2003).

     During fiscal 2003, we were the first company in the country to launch an injectable form of omeprazole, Omez Injection. We also launched Broncho Vaxom, a novel concept in the management of recurrent respiratory tract infections. Broncho Vaxom, marketed under a license from OM Pharma, a Switzerland-based pharmaceutical company, is a preparation that is taken orally and contains microorganisms modified to stimulate the body’s immune response.

     The Indian central government has established the National Pharmaceutical Pricing Authority (“NPPA”) to control pharmaceutical prices. To implement and enforce the provisions of the Drugs Prices Control Order, on August 14, 2003, NPPA advised all manufacturers to comply with notified prices with respect to certain bulk drugs (also known as active pharmaceutical ingredients) and formulations categorized as “scheduled” under the notification. At present, approximately 74 drugs and their formulations are categorized as scheduled. Our main products under price control are: ciprofloxacin, norfloxacin, doxycyclene, salbutamol, theophylline, cloxacillin, ciprofloxacin, norfloxacin, doxycycline, ranitidine, cloxacillin, ibuprofen, griseofulvin, vitamin A, vitamin B1, vitamin B2, vitamin C and vitamin E. The following table provides a summary of our sales in our main therapeutic categories for the last 3 fiscal years:

	Year ended March 31,

	2001				2002

	Number of				Number
Therapeutic	Our			%	of Our			%
Category (1)	Products	Revenues		Total (2)	Products	Revenues		Total (2)

		(in millions)				(in millions)
Gastro-intestinal	17	Rs.	676.9	18.3%	30	Rs.	694.3	17.4%
Pain management	17		626.5	16.9	29		776.5	19.4
Cardiovascular	13		711.9	19.2	48		675.9	16.9
Anti-infectives	22		566.2	15.3	59		480.0	12.0
Nutrients and natural	7		327.8	8.8	6		473.0	11.8

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended March 31,

	2003

	Number of
Therapeutic	Our				%
Category (1)	Products	Revenues			Total (2)

		(in millions)
Gastro-intestinal	35	Rs.	778.3	U.S.$16.4	18.1%
Pain management	29		817.6	17.2	19.0
Cardiovascular	28		705.5	14.8	16.4
Anti-infectives	37		491.5	10.3	11.4
Nutrients and natural	22		527.2	11.1	12.3

	Year ended March 31,

	2001				2002

	Number of				Number
Therapeutic	Our			%	of Our			%
Category (1)	Products	Revenues		Total (2)	Products	Revenues		Total (2)

		(in millions)				(in millions)
Gynecology	12		218.5	5.9	25		28.2	0.7
Urology	1		50.7	1.4	4		60.1	1.5
Diabetes	4		176.9	4.8	5		187.8	4.7
Dermatology	9		91.9	2.5	20		105.1	2.6
Respiratory	4		44.8	1.2	10		9.2	0.2
Dental	—		—	—	19		23.3	0.6
Others	20		216.7	5.8	30		479.7	12.2

Total	126	Rs.	3708.9	100.0%	285	Rs.	3,993.1	100.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended March 31,

	2003

	Number of
Therapeutic	Our					%
Category (1)	Products	Revenues				Total (2)

		(in millions)
Gynecology	16		207.6		4.4	4.8
Urology	7		81.4		1.7	1.9
Diabetes	13		161.7		3.4	3.8
Dermatology	17		157.5		3.3	3.6
Respiratory	19		198.3		4.2	4.6
Dental	19		130.5		2.7	3.0
Others	35		46.2		1.0	1.1

Total	277	Rs.	4303.3	U.S.$	90.5	100%

(1)     The categorization into therapeutic segments is based on marketing practice and focuses on therapies.

(2)     Refers to the therapeutic category’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

     The following tables summarizes the position of our main formulations brands in the Indian market for each of the last 3 years:

	Therapeutic	Therapeutic Sub-					%
Brand	Category	category	Revenues in Fiscal 2003				Total(3)

			(in millions)
Nise	Pain management	Non-steroidal	Rs.	654.5	U.S.$	13.8	15.2%
		anti-inflammatory
Omez	Gastro-intestinal	Anti-ulcerant		467.4		9.8	10.9
Ciprolet	Anti-infectives	Anti-infectives		169.2		3.6	3.9
Stamlo	Cardiovascular	Calcium channel
		blocker		253.8		5.3	5.9
Enam	Cardiovascular	Anti-hypertensive		144.5		3.0	3.4
Reclide	Anti-diabetic	Oral anti-diabetic		84.7		1.8	2.0
Antoxid	Nutraceuticals	Antioxidant		100.0		2.1	2.3
Stamlo Beta	Cardiovascular	Anti-hypertensive		154.2		3.2	3.6
Clamp	Anti-infectives	Anti-infectives		83.5		1.8	1.9

Total				2,111.8	U.S.$	44.4	49.1%

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Market
	Rank of	Share of
	Our Brand	our Brand
	Within	Within				Revenues
	Product	Product	Brand	Revenues in		in fiscal
Brand	Category(1)	Category(1)	Growth %(2)	fiscal 2002		2001

				(in millions)
Nise	1	31.5%	10.2%	Rs.	587.9	Rs.	445.4
Omez	1	35.4	2.7		463.3		439.5
Ciprolet	5	5.5	-4.6		219.2		275.1
Stamlo	1	25.0	6.8		373.3		342.6
Enam	2	23.0	-0.7		142.6		145.7
Reclide	3	17.9	-5.3		87.0		90.4
Antoxid	1	6.5	0.3		109.9		97.1
Stamlo Beta	2	16.5	15.5		129.0		109.9
Clamp	3	10.3	121.7		52.9		55.2

Total				Rs.	2,165.1	Rs.	2,000.9

(1)     Therapeutic sub-categories are the specific groups within each therapeutic category and product categories are the compound groups within each therapeutic sub-category. Source: Operations Research Group March 2003.

(2)     Revenue growth determined based on retail sales. Revenue growth over the corresponding 12-month period for the previous year. Source: Operations Research Group March 2003.

(3)     Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

     Russia. Total pharmaceutical sales in the Russian market were Rs.1,661.9 million (U.S.$35 million) in fiscal 2003. Russia is our largest export market in this segment and our sales of formulations in this market accounted for 21.7% and 24.2% of our revenues in the formulations segment in fiscal 2002 and 2003, respectively. Pharmexpert, a market research firm, ranked us number 16 in sales in Russia in fiscal 2003.

     The following table provides a summary of our revenues in Russia by therapeutic category for each of the last 3 years:

	Fiscal Year Ended March 31,

	2001				2002

Therapeutic	Number of				Number of			%
Category	Products	Revenues		% Total(1)	Products	Revenues		Total(1)

		(in millions)				(in millions)
Gastro-intestinals	4	Rs.	250.8	25.3%	5	Rs.	343.1	26.1%
Anti-infectives	7		277.5	27.9	7		318.2	24.2
Cardiovascular	2		304.1	30.6	6		378.3	28.8
Pain management	5		116.1	11.7	9		184.0	14.0
Respiratory	1		4.5	0.5	1		12.4	0.9
Others	6		39.8	4.0	15		76.3	6.0

Total	25	Rs.	992.8	100.0%	43	Rs.	1,312.3	100.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Fiscal Year Ended March 31,

	2003

Therapeutic	Number of					%
Category	Products	Revenues				Total(1)

		(in millions)
Gastro-intestinals	2	Rs.	355.0	U.S.$	7.5	21.3%
Anti-infectives	7		398.6		8.4	24.0
Cardiovascular	4		331.7		7.0	20.0
Pain management	9		268.9		5.7	16.2
Respiratory	1		16.0		0.3	0.9
Others	11		291.7		6.1	17.6

Total	34	Rs.	1,661.9	U.S.$	35.0	100.0%

(1)     Refers to the therapeutic category’s revenues from sales in Russia expressed as a percentage of our total revenues from sales in all of our therapeutic categories in Russia.

     The following table provides a summary of our principal products in the Russian market for each of the last 3 years:

	Fiscal Year Ended March 31

		2001			2002

Brand	Therapeutic Category	Revenues		% Total(1)	Revenues		% Total(1)

		(in millions)			(in millions)
Enam	Cardiovascular	Rs.	281.8	28.4%	Rs.	368.3	28.1%
Omez	Gastro-intestinals		244.2	24.6		336.1	25.6
Ciprolet	Anti-infectives		271.6	27.4		300.3	22.9
Ketorol	Pain management		92.8	9.3		127.7	9.7

Total		Rs.	890.4	89.7%	Rs.	1,132.4	86.3%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Fiscal Year Ended March 31

	2003

Brand	Revenues				% Total(1)

	(in millions)
Enam	Rs.	354.2	U.S.$	7.4	21.3%
Omez		352.2		7.4	21.2
Ciprolet		336.4		7.1	20.2
Ketorol		166.4		3.5	10.0

Total	Rs.	1209.2	U.S.$	25.4	72.7%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all formulation sales in Russia.

     Our top four brands, Omez, Ciprolet, Enam and Ketorol, contributed nearly 73% of our formulation revenues in Russia in fiscal 2003. Omez, our anti-ulcerant product and Ciprolet, our product in the anti-infective segment, are ranked as the 21st and 22nd best selling formulation brands, respectively, in the Russian market as per the Pharmexpert March 2003 report. In fiscal 2003, we launched a number of new products, including Exifine, Sparflo, Nise and Mitotax.

     Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, anti-infectives, cardiovascular, anti-allergic and over-the-counter segments. Our focus is to build brand leaders in the above therapeutic segments. Omez, Ciprolet and Nise have already become brand leaders in their respective categories, as reported by the Pharmexpert March 2003 report.

     Other Emerging Markets. We have operations in former Soviet Union countries other than Russia, specifically Ukraine, Kazakhstan and Belarus. Our export of formulations to these countries accounted for 6.3% of revenues in our formulations segment in fiscal 2003. We also have operations in other emerging markets, such as Venezuela, Trinidad, Vietnam, Brazil, Sri Lanka and Myanmar. Our export of formulations to these countries accounted for 3.6% of revenues in our formulations segment in fiscal 2003.

     We are also focusing on expanding our presence in China. In China, we market through our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Ltd. (“KRRP”). As of March 31, 2003, we hold a 51% equity interest in KRRP. We currently market five products and have 15 products pending registration. We have 75 marketing representatives in China covering hospitals.

     As reported by Boston Consulting Group in their July 2002 report titled “Opportunities for Action in Health Care”:

•	China’s pharmaceutical market size was approximately U.S.$15.74 billion in 2002, registering a growth of 10.24%.

•	By 2010, China is expected to emerge as the fifth largest pharmaceutical market in the world, with revenue of over U.S.$24 billion.

•	Driving this growth is China’s rapid economic development and its recent accession into the World Trade Organization.

     Sales, marketing and distribution network

     India. We generate demand for our products by promoting them to doctors who prescribe them, and meeting with pharmacists to see that the pharmacists stock our brands. Our focus on brand building is, therefore, primarily driven through efforts to build relationships with the medical community. While we do not sell directly to doctors or pharmacists, our 1,300 field personnel frequently visit doctors and pharmacists throughout the country to promote our products. In addition, we sponsor medical conferences in different parts of the country and conduct seminars for doctors.

     We sell our formulations primarily through clearing and forwarding agents to over 2,000 stockists who decide which brands to buy based on demand. The stockists pay for our products pursuant to an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the stockists and ensuring that the stockists maintain adequate supplies of our products. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.

     Russia. In Russia, we sell directly to some of the principal national distributors, including Protek, Zao Sia International, Shreya, Rossib, Avesta and Asburo. We also distribute our products through our wholly owned subsidiary located in Russia, OOO JV Reddy Biomed Ltd. Russia. Our sales and marketing efforts are driven through a team of 90 marketing representatives, 10 regional managers and 3 zonal managers to promote our products through doctors across 45 cities in Russia.

     In this market, credit is generally extended only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment track record and the number of the customers’ branches or pharmacies and are reviewed on a quarterly basis.

     Other Emerging Markets. In other emerging markets, our key focus markets are China, Brazil and other countries of the former Soviet Union, including Kazakhstan, Uzbekistan, Ukraine and Belarus, where we have our own sales personnel to promote our products. In several of these emerging markets, we market and distribute through local agents. We also have representative offices in several of these countries.

     In China, where we market through KRRP, we have 75 marketing representatives covering hospitals. In Brazil, we have established a wholly-owned subsidiary, Dr. Reddy’s Farmaceutica do Brasil Ltda., to market our branded products.

Active Pharmaceutical Ingredients and Intermediates Segment

     Active pharmaceutical ingredients are the principal ingredients for formulations/generics and are also known as bulk actives or bulk drugs. Active pharmaceutical ingredients become formulations when the dosage is prepared for human consumption in the form of a tablet, capsule or liquid using additional inactive ingredients. Intermediates are the compounds from which active pharmaceutical ingredients are made. Our active pharmaceutical ingredients business contributed 35.1% of our total revenues for fiscal 2003. We produce more than 100 different active pharmaceutical ingredients and intermediates for use in pharmaceuticals. We export active pharmaceutical ingredients to emerging as well as developed markets covering over 70 countries. In addition, we also supply active pharmaceutical ingredients and intermediates to our formulations and generics segments. The research and development group within the active pharmaceutical ingredients and intermediates division contributes to our business by creating intellectual property (principally with respect to manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 10-15 new products every year. Our principal markets in this business segment include North America (the United States and Canada) and Europe, which together contributed 45.1% of the segment’s revenues.

     The following table sets forth revenues of active pharmaceutical ingredients and intermediates by geographic area for each of the last 3 fiscal years:

	Year ended March 31,

	2001			2002			2003

	Revenues		% Total(1)	Revenues		% Total(1)	Revenues				% Total(1)

	(in millions)			(in millions)			(in millions)
Emerging markets
India	Rs.	1,551.8	31.2%	Rs.	1,648.4	31.5%	Rs.	1,749.1	U.S.$	36.8	27.6%
Bangladesh		134.2	2.7		85.5	1.6		88.6		1.9	1.4
Other countries		1,177.4	23.7		1,477.7	28.2		1,582.6		33.3	24.9

Total emerging markets		2,863.4	57.5		3,211.6	61.3		3,420.3		72.0	53.9
Developed markets
United States		1,560.6	31.4		1,559.8	29.8		2,397.7		50.4	37.8
Europe		501.9	10.1		404.5	7.7		465.9		9.8	7.3
Japan		51.5	1.0		61.3	1.2		56.8		1.2	0.9

Total developed markets		2,114.0	42.5		2,025.6	38.7		2,920.4		61.4	46.1

Total	Rs.	4,977.4	100.0%	Rs.	5,237.2	100.0%	Rs.	6,340.7	U.S.$	133.4	100.0%

(1) Refers to our revenues from API sales in the applicable country expressed as a percentage of our total revenues from API sales throughout the world.

     The following table set forth the sales of our key pharmaceutical ingredients for each of the last 2 fiscal years:

			Year ended March 31,

			2002			2003
											For Use in
	Therapeutic	Therapeutic									Our Branded
Product	Category	Sub-category	Revenues		%Total	Revenues				%Total	Formulations

			(in millions)			(in millions)
Ciprofloxacin	Anti-infective	Anti-bacterial	Rs.	725.8	13.9%	Rs.	773.2	U.S.$	16.3	12.2%	Ciprolet
Ranitidine	Gastro-intestinal	Anti-ulcerant		522.3	10.0		697.3		14.7	11.0	Zoran
Norfloxacin	Anti-infective	Anti-bacterial		73.6	1.4		28.1		0.6	0.4	Norilet
Enrofloxacin	Anti-infective	Anti-bacterial		175.7	3.4		139.8		2.9	2.2
Omeprazole	Gastro-intestinal	Anti-ulcerant		110.9	2.1		80.0		1.7	1.3	Omez
Nizatidine	Gastro-intestinal	Anti-ulcerant		304.0	5.8		658.7		13.9	10.4
Ibuprofen	Pain management	Analgesic		383.9	7.3		456.0		9.6	7.2	Ibuclin
Naproxen Sodium	Pain management	Anti-inflammatory		285.2	5.4		400.8		8.4	6.3
Dextromethorphan	Respiratory	Anti-allergic		238.2	4.5		190.4		4.0	3.0
Doxazosin Mesylate	Cardiovascular	Anti-hypertensive		116.6	2.2		181.4		3.8	2.9
Sparfloxacin	Anti-infective	Anti-bacterial		358.6	6.8		175.8		3.7	2.8	Sparflo
Tizanidine	Gastro-intestinal	Anti-ulcerant		8.9	0.2		166.8		3.5	2.6
Q-Acid	Gastro-intestinal	Anti-ulcerant		145.3	2.8		—		—	—
Sertraline HCl	Cardiovascular	Anti-hypertensive		124.4	2.4		143.1		3.0	2.3
Naproxen	Pain management	Anti-inflammatory		107.0	2.0		160.1		3.4	2.5

     We believe that, as a result of changes in our reporting structure upon consummation of our merger with Cheminor, it is not practicable to present an analysis of revenues by key products for the year ended March 31, 2001.Emerging Markets. India is the single largest market in this region, contributing 27.6% to the segment’s revenues in fiscal 2003. In India, we market our active pharmaceutical ingredients to Indian and multinational companies who are also our competitors in the formulations segment.

     In India, our top six products are ciprofloxacin, sparfloxacin, ranitidine, gatifloxacin, clopidogrel and losarton potassium. The market in India is highly competitive with severe pricing pressure and competition from cheaper Chinese imports.

     The NPPA has fixed the ceiling prices of some of our active pharmaceutical ingredients. We are currently selling all of those products at a price lower than the price set by the NPPA.

     Our sales to other emerging markets were at Rs.1,563.2 million and Rs.1,671.2 million for the fiscal years 2002 and 2003, respectively. Our key focus markets include Korea, Argentina, Brazil, Indonesia, Colombia, Mexico, Egypt, Iran, Saudi Arabia, Syria, Turkey and South Africa. Our strategy is to build relationships with the top customers in each of these markets and partner with them in their product launches by providing timely regulatory and analytical support.

     Developed Markets. Our principal markets are North America, Europe and Japan. In the United States, over the next five years, a large number of products are expected to come off patent, providing significant opportunity for our active pharmaceutical ingredients business. We have been actively involved in the marketing of active pharmaceutical ingredients and intermediates in the United States for over a decade. We can sell our active pharmaceutical ingredients in the United States only after submission of a drug master file (“DMF”). Any drug for which an ANDA is being filed must have a drug master file in place with respect to a particular supplier supplying the underlying active pharmaceutical ingredient. For European markets, we obtain a European DMF and, where applicable, a certificate of suitability or certificate of European Pharmacopoeia.

     We currently have over 40 DMFs on file in the United States. For each of these, we are either already supplying the product or are waiting to supply the product when it comes off patent.

     Sales, Marketing and Distribution Network

     Emerging Markets. In India, we have a sales team of 10 people to market our products. We also have several indenting agents who focus on regional sales and marketing. The sales are made directly from the factory as well as through clearing and forwarding agents. Distribution through clearing and forwarding agents is done to give better service to the customer. We currently have five clearing and forwarding agents. The sales through these agents in India accounted for approximately 27% of the total sales in India in the active pharmaceutical ingredients segment in fiscal 2003.

     With respect to other emerging markets, we have a sales team of 7 individuals and also have indenting agents to market our products.

     Developed Markets. We market through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products.

Generics Segment

     Our generics operations started in the second half of fiscal 2001. Our generic products are marketed principally in North America (United States and Canada) and the United Kingdom. Growth in the generic pharmaceutical industry has been driven by the increased market acceptance of generic drugs, as well as the number of brand drugs for which patent terms and/or other market exclusivities have expired or been determined to be invalid.

     This segment accounted for 23.7% of our total revenues for fiscal 2003, contributing Rs.4,284.2 million. Revenues from sales of fluoxetine 40 mg capsules accounted for 41.8% of our total revenues in this segment in fiscal 2003. Significant product launches in fiscal 2003 included tizanidine in the United States and omeprazole in the United Kingdom.

     In fiscal 2003, revenues in this segment were Rs.754.21 million from our subsidiaries in the United Kingdom, Rs.3,276.6 million from sales in the United States, Rs.168.3 million from sales in Canada and Rs.85.1 million from sales in all other countries.

     The following table sets forth the sales of our principal generics finished dosages for each of the last 3 fiscal years:

	Therapeutic	Therapeutic	Fiscal 2001			Fiscal 2002
Product	Category	Sub-Category	Revenues		% Total	Revenues		% Total

			(in millions)			(in millions)
Fluoxetine capsules	Central Nervous System	Anti-psychotic		—	—	Rs.	3,687.8	81.5%
Ranitidine tablets	Gastro-intestinal	Anti-ulcerant	Rs.	161.2	70.2%		322.5	7.1
Oxaprozin tablets	Pain management	Anti-inflammatory		26.9	11.7		201.6	4.5
Famotidine tablets	Gastro-intestinal	Anti-ulcerant		—	—		128.4	2.8
Ranitidine capsules	Gastro-intestinal	Anti-ulcerant		32.1	14.0		108.6	2.4
Omeprazole Capsules	Gastro-intestinal	Anti-ulcerant		—	—		—	—
Tizanidine tablets	Spasticity	Muscle Relaxant		—	—		—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Product	Fiscal 2003 Revenues				% Total

	(in millions)
Fluoxetine capsules	Rs.	1,789.3	U.S.$	37.6	41.8%
Ranitidine tablets		225.1		4.7	5.3
Oxaprozin tablets		10.3		0.2	0.2
Famotidine tablets		170.4		3.6	3.9
Ranitidine capsules		196.5		4.1	4.6
Omeprazole Capsules		283.0		6.0	6.6
Tizanidine tablets		777.8		16.4	18.2

     Generic drugs are the chemical and therapeutic equivalents of reference brand drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. These drugs are required to meet similar governmental standards as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country. In the United States, generic drugs may enter the market after the approval of an ANDA and the expiration, invalidation or non-infringement of any patents on the corresponding brand drug, or the end of any other market exclusivity periods related to the brand drug.

     Growth in the global generic formulations market is fueled by a large number of patented drugs coming off patent in the next five years, and the increasing pressure on governments of developed countries to reduce health care expenditures. We intend to take advantage of our cost competitiveness and the manufacturing facilities that we have, which have been inspected by the United Kingdom, United States and South African regulatory authorities.

     In the United States, a generic pharmaceutical company must file an ANDA pursuant to Section 505(j) of the Federal Food, Drug and Cosmetic Act. The ANDA process is used to apply for approval to market a generic version of a patented drug. An ANDA applicant in the United States is required to review the patents of the innovator listed in the Orange Book and make an appropriate certification. There are several different types of certifications that can be made. A Paragraph IV filing is made when the ANDA applicant believes its product or the use of its product does not infringe on the innovator’s patents listed in the Orange Book or where the applicant believes that such patents are not valid or enforceable. The first generic company to file a Paragraph IV filing may be eligible to receive a six-month marketing exclusivity period from the date a court rules the patent is invalid or not infringed. A Paragraph III filing is made when the ANDA applicant does not intend to market its generic product until the patent expiration. A Paragraph II filing is made where the patent has already expired. A Paragraph I filing is made when the innovator has not submitted the required patent information for listing in the Orange Book. Another type of certification is made where a patent claims a method of use, and the ANDA applicant’s proposed label does not claim that method of use. When an innovator has listed more than one patent in the Orange Book, the ANDA applicant must file separate certifications as to each patent. Generally, Paragraph IV and Paragraph III filings are made before the product goes off patent, and Paragraph II and Paragraph I filings are made after the patent has expired.

     In June 2003, the U.S. FDA announced reforms in its generic drug review program with the goal of providing patients with greater and more predictable access to effective, low cost generic alternatives to brand name drugs.

     In July 2003, the U.S. FDA issued a guidance intended to provide information on how the U.S. FDA intends to determine eligibility for 180-day generic drug exclusivity when, on the same day, more than one applicant submits an ANDA for the same drug under section 505(j) of the Federal Food, Drug, and Cosmetic Act containing a paragraph IV certification to a listed patent, and no paragraph IV certification to the patent was submitted on any previous day. To date, the U.S. FDA’s exclusivity decisions have involved applications or amendments submitted on different days. This guidance explains why and how the U.S. FDA intends to apply a multiple first applicant approach.

     In Canada, the European Union (including the United Kingdom) and South Africa, we have to file product dossiers with the particular country’s regulatory authority for permission to market the generic formulation. The regulatory authorities may inspect our manufacturing facility before approval of the dossier.

     Once approval is obtained in one European Union country, approvals can be obtained in other European Union countries subject to expiration of the patent in that country.

     As of June 30, 2003, we had filed 35 ANDAs with the U.S. FDA, of which 11 have been approved and two have been tentatively approved. In Europe, we have filed eight product dossiers with the Medical Control Agency, or MCA, of which four have been approved. In South Africa, we have filed five product dossiers with the Medicine Control Council, or MCC, of which four have been approved and one is under review. In Canada, we have filed three product dossiers with the Therapeutic Product Programme, or TPP, of which one has been approved and the rest are still under review.

     The following is a table containing applications filed and approved by the appropriate regulatory authorities as of September 31, 2003:

		Therapeutic Sub-	Patent
Product(1)	Therapeutic Category	Category	Expiry

United States
Ranitidine (75 mg t,150/300 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Famotidine (10 mg t, 20/40 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Fluoxetine (10 mg t, 10/20/40 mg c)	Central nervous system	Anti-psychotic	Expired
Oxaprozin (600 mg t)	Pain management	Anti-inflammatory	Expired
Enalapril maleate & Hydrochlortiazide (5-12.5 mg /10-25 mg t)	Cardiovascular	Anti-hypertensive	Expired
Ibuprofen (200/400/600/800 mg t)	Pain management	Analgesic	Expired
Tizanidine (2 & 4 mg t)	Spasticity	Muscle relaxant	Expired
Nefazodone (50/100/150/200/250 mg t)	Central nervous system	Anti-psychotic	Expired

Europe(2)
Ranitidine (150/300 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Ciprofloxacin (100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired
Omeprazole (10, 20 & 40 mg)	Duodenal, Gastric	Anti-ulcerant	Expired
Nizatidine (150 / 300 mg)	Actuve Duodenal	Anti-ulcerant	Expired

South Africa
Omeprazole (10/20/40 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Ranitidine HCL (75 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Enalapril maleate (2.5/5/10/20 mg t)	Cardiovascular	Anti-hypertensive	Expired
Ciprofloxacin (100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired

		Therapeutic Sub-	Patent
Product(1)	Therapeutic Category	Category	Expiry

Canada
Flouxetine (10/20, 40 mg c)	Central nervous system	Anti-psychotic	Expired

Australia
Norfloxacin (400mg t)	Anti-infective	Anti-bacterial	Expired

New Zealand
Norfloxacin (400mg t)	Anti-infective	Anti-bacterial	Expired

(1)	c = capsule, t = tablet

(2)	Applications were filed in one or more of the United Kingdom, Germany or France. Once approval is obtained in one of these countries, approvals can be obtained in other European Union countries subject to expiration of the patent in that country.

     Sales, Marketing and Distribution Network

     In North America, we market our generic products directly under our own label as well as the labels of our marketing partners. In early 2003, we launched ibuprofen tablets and oxaprozin Hcl tablets under our own label. We have a profit sharing arrangement with Par Pharmaceuticals, Inc. to market certain other prescription generic formulations, none of which are over-the-counter products. We have also entered into a 15-year exclusive agreement with Leiner Health Products, Inc. to market over-the-counter products in the United States. In Canada, we have entered into a profit sharing arrangement with Cobalt Pharmaceuticals Inc. to market our generic products. In South Africa, Triomed (Proprietary) Limited, our marketing partner, was recently acquired by Aspen Pharmaceuticals. However, our relationship continues with Aspen, except with respect to our omeprazole product. In the United Kingdom, we market our generic products through our United Kingdom subsidiaries that we acquired during fiscal 2003. We intend to expand our operations in the United Kingdom and other European markets through these subsidiaries.

Diagnostics, Critical Care and Biotechnology Segment

     This division was created in 1998 to focus on and create a strong technology base in the areas of critical care and biotechnology. While this area of our business generates low sales volume, it is a high value segment. Our diagnostic products are generally kits that test for different diseases or conditions. Our critical care products are formulations used in hospitals to treat specific disease conditions. Our biotechnology products cover therapeutics and vaccines development.

     The following table provides a breakdown of sales figures for each of the last 3 years for the areas of diagnostics, critical care and biotechnology:

	Year ended March 31,

	2001			2002			2003

Division	Revenues		% Total	Revenues		% Total	Revenues				% Total

	(in millions)			(in millions)			(in millions)
Critical Care	Rs.	194.1	56.7%	Rs.	230.2	53.7%	Rs.	235.5	U.S.$	4.9	55.0%
Diagnostics		148.1	43.3		161.4	37.6		136.8		2.9	31.9
Biotechnology		—	—		37.5	8.7		55.9		1.2	13.1

Total	Rs.	342.2	100.0%	Rs.	429.1	100.0%		428.2	U.S.$	9	100.0%

     The following table sets forth revenues of diagnostics, critical care and biotechnology by geographic area for each of the last 3 fiscal years:

	Year ended March 31,

	2001			2002			2003

Division	Revenues		% Total	Revenues		% Total	Revenues				% Total

	(in millions)			(in millions)			(in millions)
India	Rs.	331.0	96.7%	Rs.	409.4	95.4%	Rs.	378.0	U.S.$	8.0	88.3%
Russia		—			7.8	1.8		14.4		0.3	3.4
Other CIS		—			—			1.2		—	0.2
Other		11.2	3.3		11.8	2.8		34.6		0.7	8.1

Total	Rs.	342.2	100.0%	Rs.	429.1	100.0%	Rs.	428.2	U.S.$	9.0	100.0%

     Diagnostics. Consistent with our strategy to focus our resources on core areas of operations, the board of directors decided to transfer the manufacturing of our key diagnostic product, namely Fast Forward HcG Velocit, a pregnancy detection kit, to our formulations division. The diagnostics division’s trading operations were discontinued effective as of April 1, 2003. We believe that the termination of our trading operations in this division will not materially impact our financial results, as revenues from trading operations accounted for less than 1% of our revenues in fiscal year 2003.

     In October 2000, we formed Pathnet India Pvt. Ltd. with Gribbles Pathology of Australia to establish a network of pathology laboratories and specimen collection centers throughout India. We are an equity investee in Pathnet India Pvt. Ltd.

     Critical care. This business accounted for 55% of the segment’s revenues in fiscal 2003, contributing Rs.235.5 million. Since its inception in fiscal 1999, this business has grown at a compound annual growth rate of 78%. We focus on high margin, low volume products for niche markets in India in the area of critical care, with emphasis on oncology. Our main products are Dacotin (oxaliplatin), Mitotax (paclitaxel), Cytogem (gemcitabine) and Docetere (docetaxel). We manufacture all products ourselves except for Dacotin, which is licensed and imported from Debiopharm S.A. of Switzerland.

     In fiscal 2003, we launched Oreta, our brand of leterozole. In fiscal 2002, we launched Lomtin, our brand of lomustine, and Tabi, our brand of bicalutamide.

     The following table sets forth the sales of our key products for each of the last 3 years:

	Therapeutic	Fiscal 2001			Fiscal 2002
Product	Category	Revenues		% Total	Revenues		% Total	Fiscal 2003 Revenues				% Total

		(in millions)			(in millions)			(in millions)
Mitotax	Ovarian/breast/lung cancer	Rs.	83.3	42.9%	Rs.	80.3	37.3%	Rs.	83.0	U.S.$	1.7	35.3%
Docetere	Breast/lung cancer		31.8	16.4		37.1	17.2		37.6		0.8	15.9
Cytogem	Lung/pancreatic cancer		5.7	2.9		33.2	15.4		38.2		0.8	16.2
Dacotin	Colorectal cancer		36.4	18.8		31.1	14.4		27.3		0.6	11.6

Total		Rs.	157.2	81.0%	Rs.	181.7	84.3%	Rs.	186.1	U.S.$	3.9	79.0%

     Biotechnology. We believe we are one of the first pharmaceutical companies in India to venture into biotechnology. Our aim in this area is to provide innovative and value-added therapeutic products and diagnostic proteins using recombinant DNA. We are also in the process of developing our capabilities in molecular biology, cell culture, fermentation, downstream processing and hybridoma technology.

     We are one of the few Indian companies that have capabilities in the manufacture of biotechnological products. Our activities in this field range from DNA cloning and bacterial and yeast fermentation to protein isolation and purification. We have been successful in developing protein therapeutics from molecular cloning and fermentation through process development and production. We believe that the research-intensive nature of these products will make it difficult for our competitors to replicate our efforts.

     We are in the process of developing several recombinant molecules for therapeutic and diagnostic segments. We also plan to manufacture therapeutic proteins for use as vaccines, anti-virals and growth factors. These products have a broad range of uses including use in the prevention and treatment of hepatitis B and C, in alleviating anemic and neutropenic conditions during chemotherapy and in the treatment of some forms of cancer.

     In July 2001, we launched our first biotechnology product, Grastim, a human granulocyte colony-stimulating factor. Sales of Grastim for fiscal 2003 were Rs.55.86 million.

     Sales, Marketing and Distribution Network. We sell our products through clearing and forwarding agents in India. We also have a marketing team to promote the products to medical specialists and to focus on sales to hospitals, government agencies, non-government institutional organizations and pathology laboratories. For the export markets, we use the marketing and distribution network of our formulations division.

Drug Discovery Segment

     Drug discovery is a key segment of our business. While we continue to seek licensing and development arrangements with third parties to develop our discoveries, we also conduct clinical testing of some drugs ourselves where it is economically and technically feasible. Our long-term strategy for drug discovery is to increasingly undertake clinical testing ourselves, as we believe that this will enable us to derive higher value for our compounds.

     In 1992, we started our own drug discovery operations through Dr. Reddy’s Research Foundation (which we sometimes refer to as “DRF”), an independent non-profit organization whose financial statements are consolidated with ours. Pursuant to an agreement on February 27, 1997 with DRF, we appoint DRF’s trustees and have some control over its operations.

     During fiscal 2003, the discovery operations at DRF were transferred to us and now form part of our drug discovery segment. DRF no longer conducts research activities but continues to sponsor drug discovery seminars and individuals seeking visas to study in the United States.

     In fiscal 2001, 2002 and 2003, we spent Rs.255.9 million, Rs.394.8 million and Rs.449.3 million, respectively, towards drug discovery activities. In fiscal 2001, 2002 and 2003, we received Rs.Nil, Rs.124.8 million and Rs.Nil, respectively, in revenues from drug discovery activities.

     As part of our research and development strategy, we established Reddy U.S. Therapeutics, Inc. in Atlanta, Georgia, U.S.A. By setting up a research facility in the United States, we have better access to research scientists in the United States, enhancing our screening abilities for new molecular targets and mechanisms and access to high technology platforms. This subsidiary explores for new molecular targets and designs screening mechanisms for promising drugs, as well as follows up on leads developed by us in India.

     Stages of Testing. The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:

Phase of Development	Description

Preclinical	Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.
Phase I	Clinical studies to test safety profile of drug in humans.
Phase II	Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.
Phase III	Larger scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

     For ethical, scientific and legal reasons, animal studies are required in the discovery and safety evaluation of new medicines. Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of a NDA before human testing may proceed.

     U.S. law further requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice (“GCP”) requirements, and adverse event and other reporting requirements must be followed.

     The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will be in compliance with GCP regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support U.S. FDA approval of the product. The U.S. FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, who must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.

     Therapeutic Focus. We focus on new drug discovery and development in the areas of diabetes, cancer, bacterial infections, cardiovascular and metabolic disorders. The compounds currently under development by us include:

Compound	Therapeutic Area	Development Status
DRF 2593	Diabetes	Phase II completed
DRF 4158	Metabolic disorders	Preclinical completed
DRF 4832	Metabolic disorders	Late preclinical
DRF 1042	Cancer	Phase I completed
DRF 1644	Cancer	Preclinical completed
DRF 11057	Bacterial infections	Preclinical
DRF 10945	Metabolic disorders/Dyslipidemia	Preclinical
RUS 3108	Cardiovascular	Preclinical

     Patents. The status of patents filed and issued as of March 31, 2003 are summarized below:

	Metabolic		Bacterial
	Disorders	Cancer	infections	Inflammation	Ulcer	Miscellaneous	Total
U.S. filed	53	12	5	1	1	0	72
U.S. issued	29	6	0	0	1	0	36
PCT filed(1)	54	10	4	2	1	1	72
PCT issued(1)	49	9	3	2	1	1	65
India filed	95	40	17	10	2	18	182
India issued	16	10	0	0	0	8	34

(1) “PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

     Research Advisory Committee. The Research Advisory Committee is composed of twelve leading professionals in the field of healthcare and chemical engineering. Of these, three are employed by our group companies, while the rest are independent. These professionals contribute to the strategic definition and implementation of pre-clinical development plans for our products. Members of the advisory committee meet individually and as a group with the management on an annual basis. As a result of the transfer of the research operations at DRF to the company, the advisory committee now advises the company rather than DRF.

Member	Profile
Dr. K. Anji Reddy	Chairman, Dr. Reddy’s Laboratories Limited
Dr. R. Rajagopalan	President, Discovery Research, Dr. Reddy’s Laboratories Limited
Dr. A. Venkateswarlu	Director, Dr. Reddy’s Laboratories Limited
Dr. Goverdhan Mehta	Director, Indian Institute of Science, Bangalore
Dr. G. S. R. Subba Rao	Professor of Organic Chemistry, Indian Institute of Science, Bangalore
Dr. P. Balram	Professor, Molecular Biophysics Unit, Indian Institute of Science, Bangalore
Dr. D. Balasubramaniam	Director-Research, L.V. Prasad Eye Institute, Hyderabad
Dr. V. Mohan	Managing Director, M.V. Diabetes Specialties Center (P) Ltd., Madras
Dr. H. B. Chandelia	Hon. Physician, Endocrine and Metabolic Diseases, Jaslok Hospital and Research Center, Hon. Professor of Medicine and Diabetes, Grant Medical College and JJ Hospital Bombay
Dr. A. K. Ganguly	Consultant to Schering-Plough Research Institute, New Jersey, U.S.A.
Dr. K. Janardhan Reddy	Professor and Chairman, Department of Pathology, Northwestern University Medical School, Chicago, Illinois, U.S.A.
Dr. Sampath Parthasarthy	Director, Division of Research, Emory University School of Medicine, Atlanta, Georgia, U.S.A.

     Collaborations. As part of our research program, we pursue collaborations with leading institutions and laboratories all over the world. We enter into these collaborations to utilize the expertise and facilities these institutions provide. We have collaborated with the National Cancer Institute in Maryland, which is a part of the United States National Institutes of Health. We have entered into collaboration agreements with the National Cancer Institute for the screening of anti-cancer compounds.

MANUFACTURING

     We are a vertically integrated pharmaceutical company with capabilities to manufacture active pharmaceutical ingredients as well as finished dosages. In fiscal 2003, our active pharmaceutical ingredients business supplied 19.1% and 30.7% of the raw materials consumed in manufacturing our branded formulations and our generic formulations, respectively.

     The regulatory requirements in the international markets demand current Good Manufacturing Practices, or cGMP, from early stages of technology development. Currently, all our facilities are cGMP compliant and have been inspected by several regulatory authorities across the globe. We are also committed to maintaining high standards in the areas of health, safety and the environment. We believe that all our manufacturing facilities comply with the standards fixed by the regulatory authorities.

Active Pharmaceutical Ingredients and Intermediates

     The active pharmaceutical ingredients and intermediates business involves long lead times in ordering and procuring raw materials and a long credit period on sale of the final product. We therefore maintain high levels of stock to compensate for the long order replenishment cycle. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. Our suppliers are broad based so there is no risk arising from dependence on a single supplier. Where possible, we have also entered into annual quantity and price contracts to reduce possible risks and minimize costs.

     We procure raw materials on the basis of our requirement planning cycles. On average, we store the raw materials for no longer than six months before using them in the manufacturing process. The stages in manufacturing our products involve our workers combining raw materials through one or more chemical reactions, mixing the combinations in reactors for a set period of time under specified process conditions and then storing the products in drums. Active pharmaceutical ingredients are generally stored in controlled storage facilities before being dispatched. They generally are packaged for dispatch in sealed drums.

Formulations

     The main difference between active pharmaceutical ingredients, formulations and generics is the form in which they are produced and the way they are packaged. While active pharmaceutical ingredients are distributed in bulk, formulations and generics are packaged in individual doses for consumption by the patient. In fiscal 2003, our active pharmaceutical ingredients operations provided 19.1% of the raw materials for our branded formulations business, with the balance being outsourced from various other suppliers. We have alternate suppliers for all our raw materials in the event we require an urgent supply or are unsatisfied with the raw materials supplied by our current supplier.

     Our manufacture of branded formulations is subject to strict quality and contamination controls throughout. Each production line consists of a series of rooms through which the product passes at different stages of its development and manufactures only one product at a specific dosage at any one time. When the ingredients have been combined, the dosages are measured and produced as pellets, capsules, coated or uncoated tablets and liquids and then packaged and quarantined to be tested for quality and contamination. The Ministries of Health of Iran, Brazil, Latvia, Romania and Ghana have successfully inspected some of our manufacturing plants. In April 2003, we commenced setting up a 900 million units formulations facility in Goa, India to meet anticipated export requirements, with an estimated outlay of Rs.315 million. The project will be financed through internal cash flows and we expect it to be completed in fiscal 2004.

Generics

     As with formulations, generics are packaged in individual doses for consumption by the patient. In fiscal 2003, our active pharmaceutical ingredients and intermediates segment provided 30.7% of raw materials for our generics business.

     Our manufacture of generics is subject to strict quality and anti-contamination controls throughout. Tablets and capsules are manufactured in dedicated modules and only one product manufactured in a module at a time. Each module has several rooms where various stages of manufacturing occur and all these rooms are served by several air-handling units, aimed at containing contamination by way of graded pressure differentials between the rooms. The equipment used is fully automatic and programmable, and is used only after it is calibrated and validated. Facilities are available for the manufacture of tablets, hard gelatin capsules and soft gelatin capsules. We manufacture generic formulations products to order. We added large batch size tableting and pellets facilities during fiscal 2003.

Diagnostics, Critical Care and Biotechnology

     For our critical care products, we manufacture most of the active pharmaceutical ingredients. The manufacturing of the formulation is undertaken at our formulations facility.

     We have a facility at Bachupalli, Andhra Pradesh, India that manufactures our biotechnology products. The manufacture of our biotechnology products involves cloning human proteins in bacteria and then extracting the proteins from the bacteria by fermentation. The facility is equipped with a cell culture laboratory for evaluation of products as well as a facility for studies of compounds and provision for the safe disposal of wastes and effluents.

COMPETITION

Active Pharmaceutical Ingredients and Intermediates (“API”)

     The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer large opportunities with minimal entry barriers in terms of regulatory requirements with respect to the qualification process and intellectual property rights. The regulated markets like the United States, Europe and Japan, on the other hand, have high regulatory entry barriers in terms of cGMP and approved facilities. As a result, there is a premium for quality and regulatory compliance along with greater stability for both volumes and prices.

     The API business in India is a mature business and hence intensely competitive. The business is highly fragmented with numerous small players, as there are cheaply available technologies and low investment requirements. We compete with a number of manufacturers globally, which vary in size. Our main competitors in India are Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Sun Pharmaceuticals Limited, Zydus Cadila Limited, Hetero Drugs Limited, Divi’s Laboratories, Matrix Laboratories and Biocon India Limited.

     Our main competitors in the export market are Teva Pharmaceutical Industries Limited, Ranbaxy Laboratories Limited, Shasun Chemicals Limited and Cipla Limited.

Formulations

     We compete with different companies in different countries, depending upon therapeutic and product categories, and within each category upon dosage strengths and drug delivery. According to Operations Research Group, we are the sixth largest formulation manufacturer in India, with a market share of 2.8% for fiscal 2003. Of the top ten participants in the Indian formulations market, three are multinational corporations and the rest are Indian corporations. We believe that more multinationals are likely to enter the market once product patent protection is assured.

     Our top five competitors in the Indian market are Glaxo SmithKline Pharmaceuticals Limited, Cipla Limited, Ranbaxy Laboratories Limited, Nicholas Piramal India Limited and Sun Pharmaceuticals Industries Limited.

     In our export markets, we compete with local companies, multinational corporations and players from other emerging markets. In Russia and in most of our export markets, we believe our products occupy a niche between the less expensive local products and the more expensive products of the multinational corporations.

Generics

     Revenues and gross profit derived from the sales of generic pharmaceutical products tend to follow a pattern based on certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases dramatically. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to the business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors in generic products include Ranbaxy Limited, Teva Pharmaceutical Industries Ltd., Barr Laboratories Inc., Mylan Laboratories Inc., Andrx Corporation, IVAX Corporation and Geneva Pharmaceuticals, a division of Novartis A. G.

Diagnostics, Critical Care and Biotechnology

     Our main competitors in the area of critical care are Dabur India Limited, Cipla Limited, Eli Lily & Co. and Aventis India Limited.

LEGAL PROCEEDINGS

Patent Challenges

     At times, following our determination that an innovator’s patent is invalid or not infringed by our products, we seek to develop generic products for sale prior to patent expiration in various countries. In the United States, to obtain generic approval for a product prior to the expiration of the innovator’s patent, we challenge the innovator’s patent. As a result of invoking such patent challenge procedures, in the ordinary course of business we often become a party to, and expect to continue to be involved in, patent litigation regarding the validity or infringement of innovator patents. In addition, in the ordinary course of business we are, and expect to continue to be, a party to patent litigation involving the extent to which manufacturing process techniques may infringe on innovator or third party process patents.

Environmental Litigation

     The Indian Council for Environmental Legal Action (the “Council”) filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of the Medak district of Andhra Pradesh. The Council seeks to provide clean drinking water to people living in these areas whose water supplies are affected by chemical industrial pollution. The Council is asking for relief in the nature of an order directing the Union and the State Government to avert pollution and compensate those affected by it.

     We believe it will be some time from now before there is a resolution of this environmental litigation because there are 62 industries operating in Bollarum, 32 of which discharge industrial effluent into the Nakka River. We believe that we have maintained our effluent treatment plants and treated the effluents well within the limits prescribed by the environmental authorities and have also made payment towards the compensation to be paid to farmers in this region. However, if companies that are subject to this litigation are found not to be compliant, then all companies affected by the litigation may be required to cease operations. This may affect our operations until judicial relief from a higher court is obtained from such an order. We will continue to upgrade our effluent treatment plants in accordance with the directives issued by the Pollution Control Board and comply with the directions given by the Andhra Pradesh High Court (the “High Court”) in this regard.

     The total compensation we have paid to date at the direction of the High Court is Rs.1.9 million. Such payments were made during fiscal years 1993, 1994, 1996, 1997 and 2001 and have been charged to the income statement in the year of payment. Such payments were made in full to the extent demanded from us by the High Court. Although the matter is still pending before the courts, we consider the possibility of additional liability to be remote. We cannot estimate the cost to us in the event that we are unsuccessful in this case. Even if we are discharged from this litigation, the amount already paid to the High Court will not be returned to us.

Norfloxacin Price Control Order

     We manufacture and distribute norfloxacin, a formulations product. Under the Drugs Prices Control Order (“DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the government designated norfloxacin as a “specified product” and fixed the maximum selling price. We have filed a legal suit against the notification on the grounds that the government failed to comply with the rules of the DPCO. The matter is currently under litigation in the High Court. The High Court has granted an interim order in our favor. Accordingly, we continue to sell norfloxacin at prices in excess of the maximum selling price fixed by the government. In the event that we are unsuccessful in the litigation, we will be required to refund the sale proceeds in excess of the maximum selling price to the government. As of March 31, 2002 and 2003 this excess is estimated at Rs.148.5 million and Rs.162.4 million, respectively.

DR. REDDY’S WEBSITE

     Our Annual Report on Form 20-F and Quarterly Reports on Form 6-K filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website at www.drreddys.com (under the “Investors” section) as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission (the “SEC”).

4.C. Organizational structure

     Dr. Reddy’s Laboratories Limited is the parent company in our group. We have the following subsidiary companies:

			Percentage of
			Direct/Indirect
		Country of	Ownership
Name of Subsidiary	Address	Incorporation	Interest

DRL Investments Limited	7-1-27, Ameerpet, Hyderabad, 500016, India	India	100%
Compact Electric Limited	7-1-27, Ameerpet, Hyderabad, 500016, India	India	100%
Zenovus Bio-Tech Private Limited	7-1-27, Ameerpet, Hyderabad, 500016, India	India	100	%(1)
Reddy Pharmaceuticals Hong Kong Limited	RPHL 11/F, Tower 2,The Gateway Kowloon Hong Kong	Hong Kong	100%
OOO JV Reddy Biomed Ltd. Russia	Petrovo Dalnyeye Krasnogroski Area, 143422, Moscow Region	Russia	100%
Reddy Antilles N.V	Landhuis Joonchi, Kaya Richard J Beaujon z/n, PB No. 837, Curacao, Netherlands Antilles	Netherlands	100%
Reddy Netherlands B.V	Reddy Netherlands Konningslaan 34, PO Box 74658, 1070 BR, Amsterdam Netherlands	Netherlands	100	%(2)
Reddy Pharmaceuticals Singapore Pte. Ltd.	391A Orchard Road #12-01 Ngee Ann City Tower A Singapore 238873	Singapore	100	%(3)
Reddy US Therapeutics, Inc.	3065, Northwood Circle, Norcross GA 30071	U.S.A.	100	%(4)
Dr. Reddy’s Laboratories, Inc.	One Park Way Upper Saddle River, NJ 07458	U.S.A.	100%
Dr. Reddy’s Farmaceutica do Brasil Ltda	Rua Caramuru, 417 - 4º andar - Cj. 44 Saúde CEP: 04138-001 São Paulo - SP Brazil	Brazil	100%
Cheminor Investments Limited	7-1-27, Ameerpet, Hyderabad, 500016, India	India	100%
Aurigene Discovery Technologies Limited	10/1, 2nd Floor, 3rd Main, Hanumanth Nagar, Bangalore-560019, India	India	100%
Aurigene Discovery Technologies, Inc.	50 Blue Ridge Road North Andover, MA 01845	U.S.A.	100	%(5)
Kunshan Rotam Reddy Pharmaceutical Co. Limited(6)	Huangpujiangzhonglu Kunshan Economic and Technological Development Zone, Jiangsu province	China	51%

			Percentage of
			Direct/Indirect
		Country of	Ownership
Name of Subsidiary	Address	Incorporation	Interest

Dr. Reddy’s Laboratories (EU) Limited(7)	Riverview Road, Beverly, East Yorkshire HU 17 Old United Kingdom	United Kingdom	100%
Dr. Reddy’s Laboratories (UK) Limited(8)	Riverview Road, Beverly, East Yorkshire HU 17 Old United Kingdom	United Kingdom	100	%(9)
Dr. Reddy’s Laboratories (Proprietary) Ltd.	PO Box 35465, Menlo Park 0102 South Africa	South Africa	100	%(10)
Reddy Cheminor S.A.(11)	2, Pole Atlantis, 28000 Chartres, France	France	100%

Note:

(1)	Our board of directors has recommended the merger of this subsidiary into us, effective as of April 1, 2003.

(2)	Indirectly owned through Reddy Netherlands B.V.

(3)	Indirectly owned through Reddy Antilles N.V. This subsidiary is in liquidation.

(4)	Indirectly owned through Reddy Antilles N.V.

(5)	Indirectly owned through Aurigene Discovery Technologies Limited.

(6)	Kunshan Rotam Reddy is a legal subsidiary as we hold a 51% stake in it; however, we account for this investment by the equity method and do not consolidate it in our financial statements.

(7)	Formerly known as BMS Laboratories Limited.

(8)	Formerly known as Meridian Healthcare Limited.

(9)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Ltd.

(10)	Indirectly owned through Dr. Reddy’s Laboratories, Inc.

(11)	This subsidiary is in liquidation.

4.D. Property, plant and equipment

     The following table sets forth current information relating to our principal facilities and proposed facilities:

	Approximate	Built up
Location	Area	Area	Certification

	(Square feet)	(Square feet)
Active Pharmaceutical Ingredients and Intermediates
Bollaram, Andhra Pradesh, India	718,504	309,387	U.S. FDA
Bollaram, Andhra Pradesh, India	626,987	126,893	U.S. FDA
Bollaram, Andhra Pradesh, India	252,565	197,562	U.S. FDA
Jeedimetla, Andhra Pradesh, India	283,047	185,694	U.S. FDA
Miryalguda, Andhra Pradesh, India	6,098,400	252,060	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India	6,044,146	190,350	U.S. FDA
Branded Formulations
Bollaram, Andhra Pradesh, India	217,729	107,600
Bachupalli, Andhra Pradesh, India	1,306,372	175,388	Medicine Control Council of South Africa
Pondicherry, India(1)	86,000	30,250	None
Yanam, Pondicherry, India	457,000	26,000	None
Diagnostics and Biotechnology
Bachupalli, Andhra Pradesh, India	174,183	91,460	ISO 9002
Drug Discovery
Miyapur, Andhra Pradesh, India	653,186	232,715	None
Georgia, United States(2)	8,123	1,593
Generics
Bachupalli, Andhra Pradesh, India	783,823	189,514	U.S. FDA, U.K. Medicine Control Agency and Medicine Control Council of South Africa
208-214, York Road, Battersea, London, Sw11 3sd, United Kingdom(3)	17,000	10,000	U.K. Medicine Control Agency

	Approximate	Built up
Location	Area	Area	Certification

	(Square feet)	(Square feet)
Riverview Road, Beverley, East Yorkshire, United Kingdom(4)	64,904	15,179	U.K. Medicine Control Agency

(1)	Approval was obtained at the Annual General Meeting held on August 25, 2003 for the sale of this plant.

(2)	Facility owned by Reddy US Therapeutics, Inc.

(3)	Facility acquired in connection with the acquisition of Meridian Healthcare Limited on April 11, 2002 and the facility is on lease.

(4)	Facility acquired in connection with the acquisition of BMS Laboratories Limited on April 11, 2002.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating results

Financial Data

     The following table sets forth, for the periods indicated, our consolidated net operating revenues by segment:

	Year Ended March 31,

Segment	2001		2002		2003		2003

	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	5,365.0		6,035.2		6,860.4	U.S.$	144,337.6
Active pharmaceutical ingredients and intermediates		4,977.4		5,237.2		6,340.7		133,404.6
Generics		229.6		4,526.8		4,284.2		90,136.6
Diagnostics, critical care and biotechnology		342.2		429.1		428.2		9,008.6
Drug discovery		—		124.8		—		—
Others		60.6		269.6		156.3		3,289.6

Total revenues	Rs.	10,974.8	Rs.	16,622.7	Rs.	18,069.8	U.S.$	380,177

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the previous year. Cost of revenues and gross profit by segment are shown as a percentage of that segment’s revenues.

				Percentage Increase
				(Decrease)
	Percentage of Sales			2001	2002
	Year Ended March 31,			to	to

	2001	2002	2003	2002	2003

Income Statement Data:
Revenues by segment:
Formulations	48.9%	36.3%	38.0%	12.5%	13.7%
Active pharmaceutical ingredients and intermediates	45.3	31.5	35.1	5.2	21.1
Generics	2.1	27.2	23.7	1,871.6	(5.4)
Diagnostics, critical care and biotechnology	3.1	2.6	2.4	25.4	(0.2)
Drug discovery	—	0.8	—	n.a	(100.0)
Other	0.6	1.6	0.8	344.2	(42.0)

Total revenues	100.0	100.0	100.0	51.5	8.7
Cost of revenues by segment:
Formulations	42.5	35.9	35.8	(4.9)	13.4
Active pharmaceutical ingredients and intermediates	62.0	73.8	62.0	25.2	1.7

				Percentage Increase
				(Decrease)
	Percentage of Sales			2001	2002
	Year Ended March 31,			to	to

	2001	2002	2003	2002	2003

Generics	54.6	10.7	24.7	286.0	119.0
Diagnostics, critical care and biotechnology	49.9	55.0	54.6	38.2	(1.0)
Drug discovery	—	—	—	—	—
Other	121.0	42.6	98.3	56.5	33.9

Total cost of revenues	52.3	41.3	43.4	19.8	14.1
Gross profit by segment:
Formulations	57.5	64.1	64.2	25.3	13.8
Active pharmaceutical ingredients and intermediates	38.0	26.2	38.0	(27.5)	75.7
Generics	45.4	89.3	75.3	3,776.5	(20.2)
Diagnostics, critical care and biotechnology	50.1	45.0	45.4	12.5	0.8
Drug discovery	—	100.0	—	n.a.	(100.0)
Other	(21.0)	57.4	1.7	n.a.	(98.3)

Total gross profit	47.7	58.7	56.6	86.2	4.9
Operating expenses:
Selling, general and administrative expenses	25.7	22.1	27.8	30.1	36.9
Research and development expenses	4.6	4.4	7.6	45.8	85.4
Amortization expenses	4.4	2.9	2.3	1.1	(14.0)
Foreign exchange (gain)/loss	(0.6)	(1.3)	0.4	236.4	n.a.

Total operating expenses	34.1	28.2	38.1	25.1	46.9
Operating income	13.6	30.5	18.5	239.8	(33.9)
Equity in loss of affiliates	(0.3)	(0.8)	(0.5)	314.3	(29.4)
Other (expense) / income, net	(3.5)	0.9	3.8	n.a.	342.2
Income before income taxes and minority interest	9.8	30.6	21.8	374.6	(22.6)
Income tax benefit / (expenses)	(2.9)	(0.9)	(2.2)	(52.1)	158.7
Minority interest	(0.1)	(0.1)	0.0	61.7	(54.5)

Net income	6.8	29.6	19.6	563.3	(28.2)

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

     Revenues

     Revenues increased by 8.7% to Rs.18,069.8 million in fiscal 2003 from Rs.16,622.7 million in fiscal 2002, primarily due to an increase in revenues from active pharmaceutical ingredients and formulations. In fiscal 2003, we received 32.4% of our revenues from North America (the United States and Canada), 35.9% from India, 11.7% from Russia and other former Soviet Union countries, 7.8% from Europe and 12.2% from other countries. Sales to North America declined 3.1% to Rs.5,852.6 million in fiscal 2003 from Rs.6,037.2 million in fiscal 2002 primarily due to a decline in both volume of sales and prices of fluoxetine 40 mg capsules, which in turn was attributable to increased competition following expiration of our 180-day marketing exclusivity on January 29, 2002. Sales to Russia and other former Soviet Union countries increased by 29.6% to Rs.2,107.9 million in fiscal 2003 from Rs.1,626.8 million in fiscal 2002, primarily due to an increase in both volume and sales price of formulations. Sales to Europe increased by 79.4% to Rs.1,401.0 million in fiscal 2003 from Rs.781.0 million in fiscal 2002 primarily due to our acquisition of Dr. Reddy’s Laboratories (EU) Limited (formerly BMS Laboratories Limited) and Dr. Reddy’s Laboratories (UK) Limited (formerly Meridian Healthcare Limited) (collectively, the “UK Subsidiaries”). Sales in India increased by 7.2% to Rs.6,488.6 million in fiscal 2003 from Rs.6,052.1 million in fiscal 2002, primarily due to an increase in both volume and sales price of formulations and volume of API sales. Sales returns are estimated and provided for in the year of sales. We made allowances for sales returns of Rs.193.2 million and Rs.92.1 million in fiscal 2003 and fiscal 2002, respectively.

     Formulations. In fiscal 2003, 38.0% of our total revenues was derived from the formulations segment, compared to 36.3% in fiscal 2002. Revenues in this segment increased by 13.7% to Rs.6,860.4 million in fiscal 2003 from Rs.6,035.2 million in fiscal 2002.

     Sales in India constituted 62.7% of our total formulations sales in fiscal 2003 and 66.2% in fiscal 2002. Sales of formulations in India increased by 7.8% to Rs.4,303.3 million in fiscal 2003 from Rs.3,993.1 million in fiscal 2002. The overall increase in revenues was primarily the result of increases in both volume of sales and average prices of Nise, our brand of nimesulide, Gaity, our brand of gatifloxacin, Clamp, our brand of amoxycillin and clavulanate potassium, Stamlo Beta, our brand of amlodipine and atenolol, Omez, our brand of omeprazole, and Stamlo, our brand of amlodipine besylate. This was offset by a decrease in sales volume of Ciprolet, our brand of ciprofloxacin, and Antoxid, our brand of anti-oxidants. Revenues from new products introduced in fiscal 2003 amounted to Rs.140.1 million. The major contributors were Elina, our brand of mizolastine, Mintop Forte, our brand of minoxidil, and Dynapres, our brand of tamsulosin.

     Sales outside India increased by 25.2% to Rs.2,557.1 million in fiscal 2003 from Rs.2,042.1 million in fiscal 2002. Sales of formulations to Russia constituted 65.0% of our formulation sales outside India in fiscal 2003 and 64.3% in fiscal 2002. Sales of formulations to Russia increased by 26.6% to Rs.1,661.9 million in fiscal 2003 from Rs.1,312.3 million in fiscal 2002. The increase in sales to Russia was primarily the result of a stable economy, strengthened by investments in our sales and distribution network. The major brands contributing to the increase in our sales in Russia were Ciprolet, Enam, our brand of enalapril maleate, Omez, and Ketorol, our brand of ketorolac. Sales to other CIS countries increased by 40.3% to Rs.430.4 million for fiscal 2003 from Rs.306.7 million for fiscal 2002. Sales to Ukraine, Kazakhstan and Belarus contributed significantly to the increase in sales in this region in fiscal 2003. The products that contributed to the increase in sales in this region, were Enam, our brand of enalapril maleate, Exifine, our brand of terbinafine, Omez, Ketorol and Ciprolet.

     Active Pharmaceutical Ingredients and Intermediates. In fiscal 2003, we derived 35.1% of our total revenues from this segment, compared to 31.5% in fiscal 2002. Revenues in this segment increased by 21.1% to Rs.6,340.7 million in fiscal 2003 from Rs.5,237.2 million in fiscal 2002.

     During fiscal 2003, sales in India constituted 27.6% of our revenues from this segment compared to 31.5% in fiscal 2002. Sales in India increased by 6.1% to Rs.1,749.1 million in fiscal 2003 from Rs.1,648.4 million in fiscal 2002, primarily due to an increase in sales volume of ciprofloxacin, gatifloxacin and ranitidine Hcl. This was partially offset by a decrease in sales volumes and sale prices of sparfloxacin and a decline in prices of omeprazole pellets.

     Sales outside India increased by 27.9% to Rs.4,591.6 million in fiscal 2003 from Rs.3,588.8 million in fiscal 2002. Sales in North America increased by 53.7% to Rs.2,397.7 million in fiscal 2003 from Rs.1,559.8 million in fiscal 2002, primarily due to an increase in sales of nizatidine, ranitidine hydrochloride (form #1) and tizanidine hydrochloride. Sales in Europe increased by 15.2% to Rs.465.9 million in fiscal 2003 from Rs.404.5 million in fiscal 2002.

     Generics. In fiscal 2003, we derived 23.7% of our total revenues from this segment, compared to 27.2% in fiscal 2002. Revenues decreased by 5.4% to Rs.4,284.2 in fiscal 2003 from Rs.4,526.8 in fiscal 2002. The decline was primarily the result of a decrease in revenues from fluoxetine 40 mg capsules due to increased competition and reduction of prices following expiry of the 180-day exclusivity for sales in the United States on January 29, 2002. Sales from fluoxetine 40 mg capsules in the United States amounted to Rs.1,789.3 for fiscal 2003 compared to Rs.3,664.5 million for fiscal 2002. This decline was partially offset by revenues from new products like tizanidine (2 mg and 4 mg), which was launched in fiscal 2002 and contributed Rs.777.8 million to our revenues in North America. As a result of our acquisition of the UK Subsidiaries, our revenues in fiscal 2003 from the United Kingdom market amounted to Rs.806.0 million.

     Diagnostics, Critical Care and Biotechnology. In fiscal 2003, we derived 2.4% of our total revenues from this segment, compared to 2.6% in fiscal 2002. Revenues in this segment decreased marginally to Rs.428.2 million in fiscal 2003 from Rs.429.1 million in fiscal 2002

     Revenues in this segment decreased primarily due to a decrease in sales of our diagnostics division by 15.2% to Rs.136.8 million in fiscal 2003 from Rs.161.4 million in fiscal 2002. This was partially offset by an increase in sales of our critical care division by 2.3% to Rs.235.5 million in fiscal 2003 from Rs.230.2 million in fiscal 2002 primarily due to increase in export sales of Mitotax, our brand of paclitaxel. Also, sales of our biotechnology division increased by 49.1% to Rs.55.9 million for fiscal 2003 from Rs.37.5 million for fiscal 2002 due to an increase in sales of Grastim, our brand of filgrastim.

     Drug Discovery. In fiscal 2003 we did not derive any revenues from this segment, compared to fiscal 2002, in which revenues from drug discovery amounted to Rs.124.8 million. This consisted primarily of Rs.107.9 million received as milestone payment from Novo Nordisk as part of our licensing agreement for the molecule DRF 2725 and amortization of upfront license fees of Rs.16.9 million.

     Others. Revenues from our other businesses constituted an insignificant portion of our total revenues for fiscal 2003 and fiscal 2002.

     Cost of Revenues

     Cost of revenues increased by 14.1% to Rs.7,838.9 million for fiscal 2003 from Rs.6,869.0 million for fiscal 2002. Cost of revenues as a percentage of total revenues was 43.4% for fiscal 2003 compared to 41.3% for fiscal 2002.

     Formulations. Cost of revenues in this segment was 35.8% of formulations revenues for fiscal 2003 as compared to 35.9% of formulations revenues for fiscal 2002. Cost of revenues as a percentage of revenues have not materially changed in fiscal 2003 as compared to fiscal 2002.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment decreased to 62.0% of this segment’s revenues in fiscal 2003 compared to 73.8% of this segment’s revenues in fiscal 2002. The decrease in the cost of revenues as a percentage of revenues was primarily due to increased sales volumes of nizatidine, tizanidine and naproxen sodium primarily in North America, which carry higher margins than other products in this segment.

     Generics. Cost of revenues was 24.7% of this segment’s revenues in fiscal 2003 as compared to 10.7% in fiscal 2002. Cost of revenues increased to Rs.1,059.2 million in fiscal 2003 from Rs.483.6 million in fiscal 2002. The increase in cost of revenues as a percentage of sales was primarily as a result of expiry of the 180 day marketing exclusivity of fluoxetine 40mg capsules in January 2002, resulting in a reduction in volumes and average selling price per capsule. In fiscal 2003, revenues in this segment decreased by 5.4% while cost of revenues increased by 14%. This disparity was primarily as a result of the high margin of fluoxetine 40mg capsules during the 180 day marketing exclusivity period in fiscal 2002.

     Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment decreased marginally to 54.6% of this segment’s revenues in fiscal 2003 compared to 55.0% in fiscal 2002. This was primarily due to an increased percentage of exports in total revenues in this segment.

     Gross Profit

     As a result of the trends described above, our gross profit increased by 4.9% to Rs.10,230.9 million in fiscal 2003 from Rs.9,753.7 million in fiscal 2002. Gross margin was 56.6% in fiscal 2003 compared to 58.7% in fiscal 2002.

     Gross margin for the formulations segment increased to 64.2% in fiscal 2003, compared to 64.1% in fiscal 2002. The gross margin for the active pharmaceutical ingredients segment increased to 38.0% in fiscal 2003 from 26.2% in fiscal 2002. The gross margin for the generics segment decreased to 75.3% in fiscal 2003 as compared to 89.3% in fiscal 2002. The gross margin for the diagnostics, critical care and biotechnology segment was 45.4% in fiscal 2003 as compared to 45.0% in fiscal 2002.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenditures as a percentage of total revenues was 27.8% in fiscal 2003, compared to 22.1% in fiscal 2002. Selling, general and administrative expenses increased by 36.9% to Rs.5,020.3 million in fiscal 2003 from Rs.3,667.6 million in fiscal 2002. This increase was largely due to an increase in legal and consultancy fees, software training and development, employee cost, marketing expenses and traveling expenses. Employee costs increased by 37.6% to Rs.1,304.1 million in fiscal 2003 from Rs.947.5 million in fiscal 2002, primarily due to an increased number of employees, including key recruitments at senior levels, and also due to an increase in the payment of performance bonuses. Marketing expenses increased by 12.8% to Rs.1,772.1 million in fiscal 2003 from Rs.1,570.9 million in fiscal 2002. Marketing expenses increased due to an increase in commission on export revenues and increases in bad debt expenses, special campaigns, journal advertisement and business promotion expenses and clearing and forwarding agents servicing expenses. Legal and consultancy expenses increased by Rs.361.0 million due to product patent filings and litigation expenses relating to various patent challenges as well as ANDA related submissions and corporate special projects.

     Research and Development Expenses

     Consistent with our strategy to become a research-driven global pharmaceutical company, research and development costs increased by 85.4% to Rs.1,374.9 million for fiscal 2003 from Rs.741.6 million for fiscal 2002. The increase in costs was primarily due to an expansion of our activities in the generics and API segments and increased research and development projects in the drug discovery segment during fiscal 2003. Research and development costs in our generics and API segment together increased by 163.1% to Rs.724.1 million for fiscal 2003. Research and development costs in our drug discovery segment increased by 13.8% to Rs.449.3 million for fiscal 2003.

     Amortization Expenses

     Amortization expenses decreased by 14.0% to Rs.419.4 million in fiscal 2003 from Rs.487.7 million in fiscal 2002 as a result of adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142. In accordance with this standard, we will not amortize goodwill but will test goodwill for impairment at least annually. The impact of adoption of SFAS No. 142 was partially offset by amortization of dental brands and other intangibles acquired after December 2001. In fiscal 2003, Rs.136.3 million in goodwill was impaired as a result of adoption of SFAS No. 142.

     Foreign Exchange Gain / Loss

     Foreign exchange loss was Rs.70.1 million in fiscal 2003, compared to a foreign exchange gain of Rs.209.0 million in fiscal 2002. This was primarily due to appreciation of the Indian rupee by 2.5% against the U.S. dollar during fiscal 2003 compared to a 4.8% depreciation during fiscal 2002.

     Operating Income

     As a result of the foregoing, our operating income decreased by 33.9% to Rs.3,346.1 million in fiscal 2003 from Rs.5,065.7 million in fiscal 2002. Operating income as a percentage of total revenues was 18.5% in fiscal 2003 compared to 30.5% in fiscal 2002.

     Other Expenses / Income, Net

     For fiscal 2003 our income from other sources was Rs.683.1 million, compared to Rs.154.4 million for fiscal 2002. This increase was primarily due to an increase of Rs.228.3 million in interest income and an increase of Rs.131.3 million in export benefits resulting from an increase in our levels of exports. The increase in interest income was primarily due to an increase of Rs.1,894.2 million in bank certificates of deposit during fiscal 2003.

     Equity in Loss of Affiliates

     Losses from our equity in our affiliates decreased to a loss of Rs.92.1 million in fiscal 2003 from a loss of Rs.130.5 million in fiscal 2002. This was attributable to a decrease in both the loss and our share of the loss from Pathnet India Private Limited, our equity investee in India, and from Aurantis Farmaceutica Ltda, our equity investee in Brazil. In fiscal 2002, our entire investment in Aurantis Farmaceutica Ltda was reduced to nil due to absorption of our share of losses. The decrease in the loss of our affiliates was offset by an increase in our share of the loss from Kunshan Rotam Reddy Pharmaceutical, our joint venture in China, to Rs.66.2 million for fiscal 2003 from Rs.47.5 million for fiscal 2002.

     Income before Income Taxes and Minority Interest

     As a result of the foregoing, income before income taxes and minority interest decreased by 22.6% to Rs.3,937.2 million in fiscal 2003 from Rs.5,089.7 million in fiscal 2002. As a percentage of revenues, income before income taxes and minority interest was 21.8% of revenues in fiscal 2003 as compared to 30.6% of revenues in fiscal 2002.

     Income Tax Expense

     We recorded an income tax expense of Rs.398.1 million for fiscal 2003 compared to Rs.153.8 million for fiscal 2002. The increase in income tax was primarily due to a reduction in income exempt from tax to Rs.1,054.6 million for fiscal 2003 from Rs.1,582.3 million for fiscal 2002. Income exempt from tax is derived from export earnings exempt for tax purposes and earnings from units set up in backward areas for which we are eligible for tax concessions. In fiscal 2003, export earnings exempt for tax purposes decreased by Rs.629.2 million which was partially offset by an increase in earnings derived from units set up in backward areas by Rs.132.3 million. The increase in the enacted tax rate from 35.7% to 36.75% also contributed to the increase in income tax expense.

     Minority Interest

     Minority interest decreased by 54.7% to Rs.6.7 million for fiscal 2003 from Rs.14.8 million for fiscal 2002. The minority interest for fiscal 2002 was due to our minority interest in the profits of American Remedies. In fiscal 2003, there was no minority interest attributable to American Remedies as a result of our acquisition of the entire minority interest in fiscal 2002. In fiscal 2003, the minority interest represented a minority interest in the profits of OOO JV Reddy Biomed Ltd. Russia.

     Net Income

     As a result of the foregoing, our net income decreased by 28.2% to Rs.3,532.4 million in fiscal 2003 from Rs.4,921.0 million in fiscal 2002. Net income as a percentage of total revenues decreased to 19.6% in fiscal 2003 from 29.6% in fiscal 2002.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

     Revenues

     Revenues increased by 51.5% to Rs.16,622.7 million in fiscal 2002 from Rs.10,974.8 million in fiscal 2001 primarily due to an increase in revenues from generic formulations, active pharmaceutical ingredients and branded formulations. In fiscal 2002, we received 36.3% of our revenues from the United States, 36.4% of our revenues from India, 9.8% of our revenues from Russia and other former Soviet Union countries, 4.7% of our revenues from Europe and 12.8% of our revenues from other countries. Sales in the United States grew 238.0% to Rs.6,037.2 million in fiscal 2002 from Rs.1,786.4 million in fiscal 2001, primarily due to revenues from the United States generics market. Sales to Russia and other former Soviet Union countries increased by 31.7% to Rs.1,626.8 million in fiscal 2002 from Rs.1,235.7 million in fiscal 2001. Sales to Europe increased by 54.9% to Rs.781.0 million in fiscal 2002 from Rs.504.3 million in fiscal 2001. Sales in India increased by 8.2% to Rs.6,052.1 million in fiscal 2002 from Rs.5,591.7 million in fiscal 2001.

     We made allowances for sales returns of Rs.72.1 million and Rs.57.3 million in fiscal 2002 and fiscal 2001, respectively. Actual returns during the same periods were Rs.111.7 million and Rs.30.7 million, respectively.

     Formulations. In fiscal 2002, we received 36.3% of our total revenues from the formulations segment, as compared to 48.9% in fiscal 2001. Revenues in this segment increased by 12.5% to Rs.6,035.2 million in fiscal 2002 from Rs.5,365.0 million in fiscal 2001. Gross margin in this segment increased to 64.1% in fiscal 2002 compared to 57.5% in fiscal 2001.

     Revenues in India constituted 66.2% of our total formulations revenue in fiscal 2002 and 69.1% in fiscal 2001. Revenue from the sales of formulations in India increased by 7.7% to Rs.3,993.1 million in fiscal 2002 from Rs.3,708.9 million in fiscal 2001. Among our existing brands, the overall increase in revenues was primarily due to the increased volume of sales of Nise, our brand of nimesulide, Stamlo, our brand of amlodipine besylate, and Omez, our brand of omeprazole. This was offset by a decrease in revenues from Ciprolet, our brand of ciprofloxacin. We launched 19 new products in fiscal 2002. New products launched in the year include Gaity, our brand of gatifloxacin, Plagril, our brand of clopidogrel and Fiona, our brand of raloxifine.

     Sales outside India increased by 23.3% to Rs.2,042.1 million in fiscal 2002 from Rs.1,656.1 million in fiscal 2001. Sales of formulations to Russia constituted 64.3% of our formulation sales outside India in fiscal 2002 and 59.9% in fiscal 2001. Sales of formulations to Russia increased by 32.2% to Rs.1,312.3 million in fiscal 2002 from Rs.992.8 million in fiscal 2001. Omez, our brand of omeprazole, Enam, our brand of enalapril maleate, Ciprolet, our brand of ciprofloxacin, and Ketorol, our brand of ketorolac, contributed to the increase in revenues in Russia and other former Soviet Union countries. This was offset by a decrease in revenues from Cetrine, our brand of cetrizine.

     Active pharmaceutical ingredients and intermediates. In fiscal 2002, we received 31.5% of our total revenues from this segment, compared to 45.3% in fiscal 2001. Revenues in this segment increased by 5.2% to Rs.5,237.2 million in fiscal 2002 from Rs.4,977.4 million in fiscal 2001. Gross margin in this segment decreased to 26.2% in fiscal 2002 from 38.0% in fiscal 2001.

     During fiscal 2002, sales in India constituted 31.5% of our revenue from this segment compared to 31.2% in fiscal 2001. Sales in India increased by 6.2% to Rs.1,648.4 million in fiscal 2002 from Rs.1,551.8 million in fiscal 2001. The increase in domestic revenues was primarily due to a rise in sales volume of ciprofloxacin and sparfloxacin. This was partially offset by a decrease in revenues from terbinafine attributable to reduced volume of sales and a decline in price for terbinafine. We launched 20 new products in fiscal 2002. New products introduced in the year that materially contributed to revenues in this segment include gatifloxacin and clopidogrel sesquihydrate.

     Sales outside India increased by 4.8% to Rs.3,588.8 million in fiscal 2002 from Rs.3,425.5 million in fiscal 2001. Sales in the United States decreased by 0.1% to Rs.1,559.8 million in fiscal 2002 from Rs.1,560.6 million in fiscal 2001. Sales in Europe decreased by 19.4% to Rs.404.5 million in fiscal 2002 from Rs.501.9 million in fiscal 2001. The increase in export revenues was primarily due to an increase in sales of nizatidine, ciprofloxacin and ranitidine. However, this was offset to some extent by a decrease in sales of terbinafine and sertraline.

     Generics. In fiscal 2002, this segment accounted for 27.2% of our total revenues as compared to 2.1% in fiscal 2001. Revenues increased by 1,871.6% to Rs.4,526.8 in fiscal 2002 from Rs.229.6 in fiscal 2001. Gross margin in this segment increased to 89.3% in fiscal 2002 from 45.4% in fiscal 2001.

     The substantial growth in revenues and gross margin in this segment was primarily due to revenues from fluoxetine 40mg capsules, for which the U.S. FDA granted us 180 days marketing exclusivity during fiscal 2002. Sales from fluoxetine amounted to Rs.3,664.5 for fiscal 2002. This volume of sales may not continue in subsequent fiscal years as marketing exclusivity has ended and therefore our revenues and gross margins in this segment may not be sustainable.

     Diagnostics, critical care and biotechnology. In fiscal 2002, we received 2.6% of our total revenues from this segment compared to 3.1% in fiscal 2001. Revenues in this segment increased by 25.4% to Rs.429.1 million in fiscal 2002 from Rs.342.2 million in fiscal 2001. Gross margin in this segment decreased to 45.0% in fiscal 2002 from 50.1% in fiscal 2002.

     Revenues in this segment increased largely due to an increase in sales of our critical care products by 18.6% to Rs.230.2 million in fiscal 2002 from Rs.194.1 million in fiscal 2001. This was primarily due to an increase in sales volumes of Cytogem, our brand of gemcitabine, and Pamired, our brand of pamidronate. This was partially offset by a decrease in sales volume of Dacotin, our brand of oxaliplatin. During fiscal 2002, we launched Lomtin, our brand of lomustine, and Tabi, our brand of bicalutamide. Revenues from sales in our diagnostics division increased by 9.0% to Rs.161.4 million in fiscal 2002 from Rs.148.1 million in fiscal 2001. This was primarily due to an increase in the volume of sales of Velocit. We also expanded our biotechnology division and launched our new product Grastim, our brand of filgrastim, during fiscal 2002. Revenues from this product amounted to Rs.37.5 million in fiscal 2002.

     Drug discovery. In fiscal 2002, revenues from drug discovery amounted to Rs.124.8 million. This consists of Rs.107.9 million as a milestone payment from Novo Nordisk as part of our licensing agreement for the molecule DRF 2725 and amortization of upfront license fees of Rs.16.9 million. We recognized no revenue from drug discovery in fiscal 2001.

     Other. Revenues from our other business include income from services, which we recognize when the services are performed. However, these did not constitute a significant portion of our total revenues in fiscal 2002 and fiscal 2001.

     Cost of Revenues

     Cost of revenues increased by 19.8% to Rs.6,868.9 million for fiscal 2002 from Rs.5,735.8 million for fiscal 2001. Cost of revenues as a percentage of total revenues was 41.3% for fiscal 2002 compared to 52.3% for fiscal 2001.

     Formulations. Cost of revenues in the formulations segment amount to 35.9% of revenues for that segment as compared to 42.5% for fiscal 2001. Cost of revenues as a percentage of sales declined due to a 2.0% reduction in bulk drug prices, a 2.0% increase in margin from sales of new products, a 0.1% increase of revenue from sales of existing brands, a 1.8% increase in revenue from exports, and a 0.7% increase in revenue from outsourcing of finished formulations We outsourced Bio E, Ovista, GLA, Antoxid and Styptovit. We believe that outsourcing of certain finished formulations is a cost effective proposition as compared to production at our own manufacturing facilities.

     Active pharmaceutical ingredients and intermediates. Cost of revenues in this segment increased to 73.8% of this segment’s revenues in fiscal 2002 compared to 62.0% of the segment’s revenue in fiscal 2001. The costs of raw materials as a percentage of revenue in this segment increased to 46.5% of the segment’s revenue in fiscal 2002 from 37.4% in fiscal 2001. This increase was principally attributable to a sharp reduction in the selling prices of doxazosin, terbinafine and sertraline.

     Generics. Cost of revenues was 10.7% of this segment’s revenues in fiscal 2002 as compared to 54.6% in fiscal 2001. Cost of revenue increased by 286.0% to Rs.483.6 million in fiscal 2002 from Rs.125.3 million in fiscal 2001. The significant decrease in the cost of revenue as percentage of this segments revenues was primarily due to the 180 days exclusivity received for fluoxetine 40 mg capsules which started in August 2001 and ended in January 2002.

     Diagnostics, critical care and biotechnology. Cost of revenues in this segment increased to 55.0% of this segment’s revenues in fiscal 2002 compared to 49.9% in fiscal 2001. This increase was primarily due to a decline in selling prices of most products in the Critical Care and Diagnostic Divisions as well as an increase in low-margin institutional sales.

     Gross Profit

     As a result of the trends described above, our gross profit increased by 86.2% to Rs.9,753.7 million in fiscal 2002 from Rs.5,239.0 million in fiscal 2001. Gross margin was 58.7% in fiscal 2002 compared to 47.7% in fiscal 2001.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenditures as a percentage of total revenues were 22.1% in fiscal 2002, compared to 25.7% in fiscal 2001. Selling, general and administrative expenses increased by 30.1% to Rs.3,667.6 million in fiscal 2002 from Rs.2,818.9 million in fiscal 2001. This increase was largely due to an increase in employee cost, marketing expenses, software development fees, legal and professional fees and provision for doubtful accounts receivable. Employee costs increased by 83.4% to Rs.947.5 million in fiscal 2002 from Rs.516.5 million in fiscal 2001, primarily due to recruitment, including several senior level executives in our United States subsidiaries, Dr. Reddy’s Laboratories, Inc., annual wage adjustments and an increase in field staff. Marketing expenses increased by 15.1% to Rs.1,570.9 million in fiscal 2002 from Rs.1,364.9 million in fiscal 2001. Marketing expenses increased due to an increase in activities at our representative offices in various countries. Software development expenses were incurred towards acquiring software user licenses. Legal expenses increased due to ANDA filings that we made requiring us to defend patent cases in the United States and other patent matters relating to drug discovery. Professional expenses were incurred in designing the business plan and organization structure for Aurigene Discovery Technologies Private Limited, our subsidiary in the field of proteomics, structural biology, structure-based-drug-design and medicinal chemistry.

     Research and Development Expenses

     Research and development costs increased by 45.8% to Rs.741.6 million for fiscal 2002 from Rs.508.8 million for fiscal 2001. The increase was primarily due to increased in-house research activities as well as increased research activities in Reddy US Therapeutics, Inc., our subsidiary in the United States.

     Amortization Expenses

     Amortization expenses increased by 1.1% to Rs.487.7 million in fiscal 2002 from Rs.482.3 million in fiscal 2001 due to amortization of the cost of brands acquired in that year. However, amortization as a percentage of sales decreased to 2.9% for fiscal 2002 from 4.4% in fiscal 2001. This decrease was primarily due to the amortization of non-compete fees during fiscal 2001. The fees have now been completely written down.

     Foreign Exchange Gain/Loss

     Foreign exchange gain was Rs.208.9 million in fiscal 2002 in comparison with foreign exchange gain of Rs.62.1 million in fiscal 2001. Gains on the dollar proceeds of the ADS offering contributed significantly to the increase in foreign exchange gain for fiscal 2002. An increase in sales outside India also contributed to the increase.

     Operating Income

     As a result of the foregoing, our operating income increased by 239.8% to Rs.5,065.7 million in fiscal 2002 from Rs.1,491.0 million in fiscal 2001. Operating income as a percentage of total revenue was 30.5% in fiscal 2002 compared to 13.6% in fiscal 2001.

     Other Expenses/Income, Net

     For fiscal 2002, our income from other sources was Rs.154.4 million, as compared to an expense of Rs.387.0 million for fiscal 2001. This was primarily due to decrease in interest expenses resulting from settlement of debts, to the extent of Rs.277.0 million. In addition, we earned an interest income of Rs.71.9 million on the deposit of our ADS offering proceeds. Also, there was an increase in the entitlement to export benefits of Rs.71.0 million resulting from an increase in exports.

     Equity in Loss of Affiliates

     Our equity in the loss of our affiliates increased to Rs.130.5 million in fiscal 2002 from Rs.31.5 million in fiscal 2001. This was attributable to an increase in the share of the loss from Kunshan Rotam Reddy Pharmaceutical, our equity investee in China, and from Pathnet India Private Limited, our equity investee. In addition, our investment in Aurantis Farmaceutica Ltda, our equity investee in Brazil, has been written down to nil due to absorption of our share of losses.

     Income Before Income Taxes and Minority Interest

     As a result of the foregoing, income before income taxes and minority interest increased by 374.6% to Rs.5,089.7 million in fiscal 2002 from Rs.1,072.5 million in fiscal 2001. As a percentage of revenues, income before income taxes and minority interest is 30.6% of revenues in fiscal 2002 as against 9.8% of revenues in fiscal 2001.

     Income Tax Benefit/Expense

     For fiscal 2002, we recorded an income tax expense of Rs.153.8 million as against Rs.321.4 million for fiscal 2001. The decrease in income tax was primarily due to the increase in income exempt from tax to Rs.1,582.3 million for fiscal 2002 from Rs.270.3 million for fiscal 2001. Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which we are eligible for tax concessions under the local laws. In fiscal 2002, export earnings exempt for tax purposes increased by Rs.1,136.9 million and an increase in earnings derived from units set up in backward areas for which we are eligible for tax concessions by Rs.138.3 million. The weighted deduction of research and development expenses and the reduction in enacted tax rate from 39.6% to 35.7% also contributed to a reduction in the effective tax expense.

     Minority Interest

     Minority interest increased by 60.9% to Rs.14.8 million for fiscal 2002 from Rs.9.2 million for fiscal 2001. This was due to our minority interest in the profits of American Remedies. This represents 13% of profits attributable to the minority interest up to October 26, 2001, the date of our acquisition of the entire minority interest in American Remedies. We issued 56,694 (113,388 post split) shares pursuant to the scheme of amalgamation to the minority shareholders of American Remedies for this acquisition.

     Net Income

     As a result of the above our net income increased by 563.3% to Rs.4,921.0 million in fiscal 2002 from Rs.741.9 million in fiscal 2001. Net income as a percentage of total revenue increased to 29.6% in fiscal 2002 from 6.8% in fiscal 2001.

5.B. Liquidity and capital resources

     We have primarily financed our operations through cash flows generated from operations and to a lesser extent through borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

     Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

     The following table summarizes our statements of cash flows for the periods presented:

	Year Ended March 31,

	2001		2002		2003		2003

	(Rs. in millions, U.S.$ in thousands)
Net cash provided by/(used in):
Operating activities	Rs.	617.1	Rs.	4,652.8	Rs.	4,366.7	U.S.$	91,873
Investing activities		(689.4)		(1,532.9)		(1,954.7)		(41,126)
Financing activities		(87.7)		1,421.8		(153)		(3,219)
Effect of exchange rate changes on cash		81.5		88.7		(95)		(1,999)

Net increase/(decrease) in cash and cash equivalents	Rs.	(78.5)	Rs.	4,680.4	Rs.	2,164	U.S.$	45,530

Cash Flow From Operating Activities

     Net cash provided by operating activities was Rs.4,366.7 million and Rs.4,652.8 million for fiscal 2003 and fiscal 2002, respectively. Net cash provided by operating activities consisted primarily of net income, depreciation and amortization and changes in working capital.

     During fiscal 2003, our cash inflow increased due to improved collection in our active pharmaceutical ingredients and intermediates and formulations segments, resulting in a decrease of Rs.159.7 million in our accounts receivable , compared to an increase of Rs.1,451.6 million for fiscal 2002. The increase in fiscal 2002 was primarily due to the increase in our revenues.

     During fiscal 2003, our cash outflow increased due to an increase of Rs.440.9 million in our inventories as compared to an increase of Rs.365.1 million in fiscal 2002, primarily due to an increase in our business operations and product pipeline. Further, the government of India announced that a Value Added Tax (“VAT”) was being considered for implementation in April 2003. Due to uncertainty as to whether India would implement the VAT, or the effect of such tax system on businesses, we had higher inventories of finished goods in our formulations segment. In April 2003, the government of India decided not to implement the VAT.

     Trade accounts payable increased by Rs.585.0 million and Rs.364.3 million for fiscal 2002 and fiscal 2003, respectively. This was primarily due to an increase in material creditors.

Cash Flow From Investment Activities

     Cash used by investment activities was Rs.1,954.7 million in fiscal 2003, primarily accounted for by expenditures in property, plant and equipment, and cash paid for the acquisition of BMS Laboratories Ltd. and Merdian Healthcare (UK) Ltd.

     Cash used by investment activities was Rs.1,532.9 million in fiscal 2002, primarily due to expenditures in property, plant and equipment and intangibles. Expenditures on intangibles were mainly related to our acquisition of Group Pharma brands, our acquisition of marketing know-how and our purchase of Nectar brands.

Cash Flows From Financing Activities

     Net cash used by financing activities for fiscal 2003 was Rs.153.0 million, primarily due to dividend payments.

     Cash flow from financing activities for fiscal 2002 was Rs.1,421.8 million, primarily due to proceeds from our issuances of ADSs. This was offset to some extent by repayment of short-term loans and long term loans and by dividend payments. The principal repayments were with respect to debentures, foreign currency loans and rupee term loans prior to their contractual maturities.

     The following table provides a list of our principal debts outstanding as of March 31, 2003:

	Principal Amount				Annual Interest Rate

	(in millions)
Debt
Working capital loans	Rs.	146.3	U.S.$	3.1	10.5%
Long term loan (including current portion)		184.7		3.9	2%* to 12%

Total	Rs.	331.0	U.S.$	7.0

*  Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

     Subject to obtaining certain regulatoy approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances.

     The maturities of our short term borrowings vary from one month to approximately one year. With respect to our long-term debt, the maturity is ten years. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. All of our debts except for short-term working capital loans from banks are at fixed rates of interest.

     Cash and cash equivalents are held in Indian rupees, U.S. dollars, U.K. pounds sterling, Singapore dollars, Brazilian reais, Euros, Netherlands guilders, Russian roubles, Chinese yuan and Hong Kong dollars.

     As of March 31, 2002 and 2003, we committed to spend approximately Rs.821.9 million and Rs.356.8 million, respectively, under agreements to purchase property and equipment and other capital commitments. The amount is net of capital advances paid in respect of such purchases and is expected to be funded from internal accruals.

5.C. Research and development, patents and licenses, etc.

Research and Development

     Our research and development activities can be categorized into several categories, which parallel the activities in our principal areas of operations:

•	Formulations, where our research and development activities are directed at the development of product formulations, process validation, bioequivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets.

•	Active Pharmaceutical Ingredients and Intermediates, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients for use in our generics and formulations segments and for sales in the emerging and developed markets.

•	Generics, where our research and development activities are directed at the development of product formulations, process validation, bioequivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products whose patents and U.S. FDA exclusivity periods have expired or are nearing expiry in the regulated markets.

•	Drug Discovery.

     In fiscal 2001, 2002 and 2003, we incurred Rs.508.8 million, Rs.741.6 million and Rs.1374.9 million, respectively, towards research and development activities.

Patents, Trademarks and Licenses

     We have filed and been issued several patents in our principal areas of operations: drug discovery, active pharmaceutical ingredients and intermediates and generics. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. We have filed over 450 trademarks with the Registrar of Trademarks in India. We also have non-U.S. trademarks in other countries in which we do business.

     We market several products under licenses and registered trademarks in several countries where we operate.

5.D. Trend information

     Formulations. During fiscal 2003, in India, we grew by 16.3% compared with the average industry growth rate of 5.6% (Operations Research Group, March Moving Annual Total report for the 12 month period ending March 31, 2003). This was primarily due to a general slowdown in the growth rates of key therapeutic segments and the uncertainty as to whether India would implement a new VAT system, as announced by the government of India in March 2003, and as to the effect of such tax system on businesses.

     The competitive environment in the emerging markets is changing with most countries moving towards recognizing product patents. This has the effect of shrinking the window of opportunity in terms of new product launches. In order to compete effectively in such a challenging environment, we are focusing on our key therapeutic categories on a global basis while at the same time focusing on niche segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate and expand our presence in Russia and other countries of the former Soviet Union. We are also preparing for the launch of our oncology portfolio in Brazil, one of the largest markets in Latin America.

     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of North America and Europe. In the United States, we will continue to expand our product pipeline to capitalize on the opportunities presented by numerous products coming off patent over the next few years. Further, in Europe, we intend to step up our business development effort and anticipate launch of additional products during fiscal 2004.

     Generics. During fiscal 2003, we completed the acquisition of two companies in the United Kingdom. These acquisitions added to our revenue base and also provided a platform for expanding into other European markets. In early 2003, we launched two products through our own sales and marketing network in the United States. We also entered into a 15-year strategic alliance with Leiner Health Products, LLC to develop and market over the counter products in the United States. While we anticipate the launch of new products in the United States and the United Kingdom, the success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. Further, we expect that we will continue to expand our ANDA pipeline.

     Diagnostics, Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment.

Stock Based Compensation

     In the first quarter of fiscal 2004, we adopted the fair value accounting retroactive method as described in FSAB Statement No. 148, Accounting for Stock Based Compensation — Transition and Disclosure, for accounting of stock option compensation. In accordance with the retroactive method of adoption, all prior periods presented will be modified to reflect the compensation cost that would have been recognized had the recognition provisions of Statement 123 been applied to all awards granted to employees after January 1, 1995.

Recent Accounting Pronouncements

     In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The recognition requirements are effective for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 did not have any impact on the consolidated financial statements of the Company. The disclosure provisions of FIN No. 45 have been adopted by the Company for the year ended March 31, 2003.

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may elect to report the change in accounting as a cumulative-effect adjustment. Adoption of EITF Issue No. 00-21 will not have a material impact on the consolidated financial statements of the Company.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. The Company uses the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The disclosure provisions of SFAS No. 148 have been adopted by the Company for the year ended March 31, 2003.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. Adoption of FIN No. 46 will not have any impact on the consolidated financial statements of the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company is evaluating the impact of adoption of SFAS No. 149 on its consolidated financial statements.

     On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer.

     The Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 will not have any impact on the consolidated financial statements of the Company.

Critical Accounting Policies

     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and application of these are discussed in detail in Note 2 to the Consolidated Financial Statements.

     Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:

➢	the useful life of property, plant and equipment;

➢	impairment of long-lived assets, including identifiable intangibles and goodwill;

➢	our future obligations under employee retirement and benefit plans;

➢	allowances for sales returns;

➢	allowances for doubtful accounts receivable; and

➢	inventory write-downs.

     We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.

     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.

     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products launched or expected to be launched, the sales returns are not expected to be different from the existing products as such products relate to the theraupeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

     We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.

     We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.

     Litigation

     We are involved in various lawsuits, claims, investigations and proceedings, including ANDA filings and other patent and commercial matters, which arise in the ordinary course of our business. However, we evaluate specific risks related to the foregoing based on current conditions and, at the balance sheet date, there are no such matters pending that we expect to be material in relation to our business.

     Revenue Recognition

     Product Sales. Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.

     Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customers, generally on shipment of products.

     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at the price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all of the conditions under SAB 101 are then met. Subsequently, the marketing partners remit an additional amount to us upon sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 101.

     License Fees. Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received.

     Revenue from services is recognized according to the terms of the contracts when the services are performed.

     Income Taxes

     Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is uncertain.

     Functional currency

     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.

     In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.

     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.

     In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which they operate.

     Income Taxes

     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

5.E. Off-Balance Sheet Arrangements

     Guarantees. We adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that we recognize the fair value of guarantee and indemnification arrangements issued or modified by us after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, we continue to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses can be estimated.

     For details of the guarantees provided, see Note 26 – “Commitments and Contingencies” of notes to consolidated financial statements under Item 18.

5.F. Tabular Disclosure of Contractual Obligations

     The following summarizes our contractual obligations as of March 31, 2003 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	(rupees in millions)

		Less than			After
Financial Contractual Obligations	Total	1 year	2-3 years	4-5 years	5 years

Long term debt	184.7	—	—	—	—
....current portion*	143.8	143.8	—	—	—
....Non current portion	40.9	—	14.3	13.3	13.3

*	Includes a loan note in the principal amount of Rs.136.7 million which is payable on demand.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

Directors

     Our directors and executive officers, their respective ages and positions as of March 31, 2003 are as follows:

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	63	Chairman
Mr. G. V. Prasad(2),(3)	42	Chief Executive Officer and Executive Vice Chairman
Mr. Satish Reddy Kallam(2),(4)	35	Chief Operating Officer and Managing Director
Mr. Anupam Puri	57	Director
Dr. A. Venkateswarlu(5),(6)	63	Director
Prof. Krishna G. Palepu	50	Director
Dr. Omkar Goswami	46	Director

Name(1)	Age (in yrs)	Position
Mr. P.N. Devarajan	67	Director
Dr. P. Satyanarayana Rao	70	Director
Mr. Ravi Bhoothalingam	56	Director
Dr. V. Mohan	48	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad, Mr. Satish Reddy Kallam and Dr. A Venkateswarlu, all of the directors are independent directors as defined under the New York Stock Exchange Corporate Governance guidelines and the U.S. Sarbanes-Oxley Act of 2002.

(2)	Full-time directors.

(3)	Son-in-law of Dr. Anji Reddy.

(4)	Son of Dr. Anji Reddy.

(5)	Dr. A. Venkateswarlu, former President of Dr. Reddy’s Research Foundation, currently is a Technical Advisor to Dr. Reddy’s Research Foundation. Hence, he is not considered an independent director under New York Stock Exchange Corporate Governance guidelines.

(6)	Dr. A Venkateswarlu retired by rotation at the Annual General Meeting held on August 25, 2003. He has not been replaced.

Executive Officers

     We have a Management Council, which consists of various business and functional heads and is a top management body of our company. As of March 31, 2003, the Management Council consists of:

Name	Age	Position
Mr. G. V. Prasad(1)	42	Chief Executive Officer and Executive Vice Chairman
Mr. Satish Reddy Kallam(2)	35	Chief Operating Officer and Managing Director
Mr. Abhijeet Mukherjee(3)	44	President (Custom Chemical Service–Strategic Business Unit)
Mr. Adam Levitt	46	Executive Vice-President (Specialty Business)
Mr. Andrew J. Miller	47	General Counsel (Dr. Reddy Laboratories, Inc.)
Mr. Arun Sawhney	48	President (Bulk- Strategic Business Unit)
Mr. Cameron Reid	49	President (Business Development)
Mr. Mark R. Hartman	45	Executive Vice-President (Generic-Strategic Business Unit)
Dr. R. Rajgopalan	52	President (Drug Discovery)
Mr. Saumen Chakraborty	41	Senior Vice President (Strategic Human Resources)
Mr. Timothy C. Crew	42	Executive Vice-President (Business Development)
Dr. Uday Saxena	45	Chief Scientific Officer
Mr. V. S. Vasudevan	51	Chief Financial Officer
Dr. Jayaram Chigurupati(4)	39	Executive Vice-President (Emerging Business)

(1)	Son-in-law of Dr. K. Anji Reddy.

(2)	Son of Dr. K. Anji Reddy.

(3)	Joined in January 2003.

(4)	Resigned as of April 3, 2003. He has not been replaced.

In addition, the following new member joined the Management Council after March 31, 2003:

Name	Age	Position
Mr. Jaspal S. Bajwa(1)	50	President (Branded Formulations- Strategic Business Unit)

(1)    Joined in April 2003.

Biographies

     Directors

     Dr. Anji Reddy is the Founder and Chairman of the Board of Directors of Dr. Reddy’s Laboratories. He is also the Founder of Dr. Reddy’s Research Foundation and Dr. Reddy’s Foundation for Human and Social Development. Dr. Anji Reddy has a Bachelor’s degree in Science from Andhra Christian College, Guntur. He received his B.Sc. (Tech) in Pharmaceutical Science from Bombay University and Ph.D. from the National Chemical Laboratory, Pune. Dr. Anji Reddy had six years experience with Indian Drugs and Pharmaceuticals Limited (“IDPL”) in the manufacture and implementation of new technologies in bulk drugs. Dr. Anji Reddy is a member of both the Board of Trade and the Prime Minister’s Taskforce on pharmaceuticals and knowledge-based industries. The

Government of India bestowed the Padmashri Award upon Dr. Anji Reddy for his distinguished service in the field of trade and commerce. In addition to positions held with our subsidiaries, he is a Director in Diana Hotels Limited and Biotech Consortium India Limited.

     Mr. G. V. Prasad is a member of the board of directors of Dr. Reddy’s Laboratories Limited and serves as Executive Vice-Chairman and CEO. He was the Managing Director of Cheminor Drugs Ltd., a Dr. Reddy’s Group Company, prior to its merger with Dr. Reddy’s Laboratories Limited. Mr. Prasad has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago, U.S.A. and an M.S. in Industrial Administration from Purdue University, U.S.A. He is also an active member of several associations including the National Committee on Drugs & Pharmaceuticals. In addition to positions held with our subsidiaries, he is a Director of Diana Hotels Limited, Nipuna Services Ltd., Dr. Reddy’s Exports Ltd., Vijaya Productions Ltd., Diana Projects and Engineers Ltd., Green Park Hotels and Resorts Ltd. and Leiner Health Products, LLC. Mr. Prasad joined Dr. Reddy’s group of companies in 1989 as Managing Director of Cheminor Drugs Limited.

     Mr. Satish Reddy is Managing Director and Chief Operating Officer of Dr. Reddy’s Laboratories Limited. He has a Master of Science degree in Medicinal Chemistry from Purdue University, U.S.A. and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. Mr. Reddy is the Chairman of the Confederation of Indian Industries for Andhra Pradesh. He is also Director of Diana Hotels Limited and Dr. Reddy’s Exports Ltd., in addition to certain of our subsidiaries and joint ventures. Mr. Reddy joined us as Executive Director in charge of the manufacturing operations of active pharmaceutical ingredients and formulations, research and development activities, and new product development.

     Mr. Anupam Puri retired from McKinsey & Company in late 2000. Mr. Puri was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey & Company, Mr. Puri was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. Mr. Puri is now on the Board of Godrej Consumer Products Limited (Audit and Human Resource Committee member), ICICI Bank Limited, and Mahindra British Telecom Limited (Audit Committee member), and Mahindra and Mahindra Limited.

     Dr. A. Venkateswarlu was formerly President of Dr. Reddy’s Research Foundation and was also responsible for our corporate research and development. Dr. Venkateswarlu has a Bachelor of Science degree in chemistry from WGB College in India, a Master of Science degree in organic chemistry from Andhra University in India and a Ph.D. in organic chemistry from Wayne State University and the University of Pennsylvania. He has also conducted post-doctoral research in organic synthesis at Harvard University. Dr. A. Venkateswarlu currently holds the post of Governing Council member of Dr. Reddy’s Research Foundation and trustee of Dr. Reddy’s Foundation for Human and Social Development.

     Professor Krishna G. Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the title of Senior Associate Dean, Director of Research. Professor Palepu has a Masters degree in physics from Andhra University, an M.B.A. from the Indian Institute of Management and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an honorary M.A. from Harvard, and an honorary Doctorate from the Helsinki School of Economics. Professor Palepu teaches finance, control, and strategy in Harvard’s M.B.A. and Executive programs. He has published numerous research papers and is also the co-author of “Business Analysis & Valuation: Text and Cases.” Professor Palepu serves as a consultant to a wide variety of businesses, and is on the boards of Satyam Computer Services Limited and Exetor Group.

     Dr. Omkar Goswami has been a senior consultant and chief economist at the Confederation of Indian Industry since August 1998. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. Dr. Goswami holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Doctor of Economics degree from Oxford University. He is also a director of Infosys Technologies Limited (Audit and Compensation Committee member), DSP-Merrill Investment Managers Limited and Infrastructure Development Finance Company Limited.

     Mr. P.N. Devarajan has previously served as a Director of Cheminor Drugs Limited. He is also currently a member of the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, member of the Assessment Committee of the Council of Scientific and Industrial Research and a member of the Research Council of National Chemical Laboratory. He has previously served as a Director of the Bank of Baroda, a member of the Central Board of Directors of the Reserve Bank of India and Group President and consultant of Reliance Industries Limited. He is currently a Director on the Boards of Kothari Petro-Chemicals Limited, Sriram Tower Tech Limited, Shiram PPR Technologies Limited, Sriram Investments Limited, Infinite Softcom Solutions Ltd. and Tropical Technologies Limited.

     Dr. P. Satyanarayana Rao has been a Director since 1994. Dr. Rao is a professor emeritus of cardiology at Osmania Medical College, honorary cardiologist at Nizam’s Institute of Medical Sciences and a consultant cardiologist at St. Theresa’s Hospital. He has a Bachelor of Science degree, a Bachelor of Medicine and Surgery degree and a Doctor of Medicine degree from Andhra University and a Diplomat Cardiology degree from the University of Copenhagen. He also serves as the Director of Sarathi Studios Private Limited and is Chairman of Anil Prabhas Private Limited.

     Mr. Ravi Bhoothalingam has served as the President of The Oberoi Group and was responsible for the operations of the Group worldwide. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Ltd, and as a Director of ITC Limited. Mr. Bhoothalingam holds a Bachelor of Science degree in physics from St. Stephens College, Delhi and a Master of experimental psychology degree from Gonville and Caius College, Cambridge University. He is also a Director of Nicco Internet Ventures Pvt. Limited and Sona Koyo Steering Systems Ltd. (Audit Committee member).

     Dr. V. Mohan has been a Director since 1996. He is also the Chairman and Managing Director of M.V. Diabetes Specialties Centre Private Limited, a Director of Madras Diabetes Eye Research Centre Private Limited and the President of the Madras Diabetes Research Foundation. He is also a visiting professor of Diabetology at Sri Ramachandra Medical College and a professor of International Health at the University of Minnesota, U.S.A. Dr. Mohan holds a Bachelor of Medicine degree, Doctor of Medicine degree, Ph.D. and a Doctor of Science degree from Madras University.

     Executive Officers

     Mr. Abhijit Mukherjee joined us in January 2003 as President of the Custom Chemicals Services Strategic Business Unit. Having graduated with a degree in Chemical Engineering from the Indian Institute of Technology, Kharagpur, Mr. Abhijit brings with him 23 years of experience. He previously held numerous positions of responsibility at Atul Limited. His last assignment was as President, Bulk Chemicals and Intermediates Business and Managing Director, Amal Products Limited. Prior to joining Atul Limited, Abhijit worked with Hindustan Lever Limited for 13 years, where he was instrumental in the commissioning of Jammu FCU, several process development projects in Quest (Unilever Company), and commissioning of a sulphur based sulphonation plant.

     Mr. Adam Levitt is Executive Vice President of our Specialty Product Business. He has 22 years of experience in sales and marketing. Prior to joining us in July, 2002, Mr. Levitt served as Senior Vice President - Brand Business for Schein Pharmaceutical. Thereafter, Mr. Levitt served as a consultant to Élan Pharmaceutical Technologies, the drug delivery business unit of Elan Pharma. Mr. Levitt started his career with Becton Dickinson after graduating from the Massachusetts College of Pharmacy with a B.S. degree in Pharmacy. He held a number of sales and marketing positions of increasing responsibility during this time. He then left to join Enzymatics, a biotechnology start up, where he was responsible for establishing the sales and marketing organization and assisted in growing the company. He went on to finish his graduate studies and completed a Masters program in Business Management at Johns Hopkins University.

     Mr. Andrew J. Miller has been General Counsel of our United States subsidiary, Dr. Reddy Laboratories, Inc., since August 2002. He is a senior partner at Budd Larner Rosenbaum Greenberg & Sade, P.C., our regular external legal counsel and has represented us since the formation of our first United States subsidiary in 1992. In fiscal 2003 we paid U.S.$7.2 million in fees and U.S.$0.7 million in disbursements to Budd Larner Rosenbaum Greenberg & Sade, P.C. for legal services rendered. Mr. Miller is a graduate of the University of Michigan Law School where he was an Editor of Michigan’s Journal of Law Reform. He holds a B.A. from the State University of New York at Buffalo, where he graduated summa cum laude in 1977 and was elected a member of Phi Beta Kappa.

     Mr. Arun Sawhney joined us in 2001 as President of our Bulk Actives Strategic Business Unit from Max-Gb Ltd. where he was Chief Executive Officer. Prior to Max-Gb Ltd., he headed the Global Business Development function at Ranbaxy Laboratories Limited. He has also been employed as Manager of Exports with Hindustan Ciba Geigy and as Regional Sales Manager with Bayer India, earlier in his career. Mr. Sawhney holds an M.B.A. from the International Management Institute, New Delhi, and has a Bachelor’s degree in Commerce from Sydenham College of Commerce and Economics, Mumbai.

     Mr. Cameron Reid has been President of Dr. Reddy’s Laboratories, Inc. since 1992. Mr. Reid has a Bachelor of Science degree in chemistry and geology from the University of Calgary. He is also a graduate of the executive management program at Insead in France.

     Mr. Mark R. Hartman is Executive Vice President, in charge of our generics business. In this position, he heads the commercialization team of this business. Mr. Hartman has 17 years of experience in the pharmaceutical industry, with the past five years at Watson Laboratories. His last three positions at Watson were Director of Marketing for Trade and Managed Care, Executive Director, Sales and Marketing – Watson Generics, and Vice President, Sales and Marketing, Watson Generics. Mr. Hartman was involved in multiple product and company acquisitions during his tenure with Watson. Prior to Watson, he was Director of Marketing for Alpharma USPD, Marketing Manager at Geneva Pharmaceuticals, and held various brand and generic sales and marketing positions during his 10 years at Lederle Laboratories. Mr. Hartman holds a B.S. degree in Dairy Science from Virginia Tech, Virginia. Mr. Hartman joined us in March 2002.

     Dr. R. Rajagopalan is the President of our Discovery Research Strategic Business Unit. He started his professional career with Hoechst India Limited and was associated with their drug discovery program in various capacities for over two decades. He was the principal research scientist in Hoechst when he chose to join us to head our Pharmacology research and development group in 1994. Dr. Rajagopalan was instrumental in building the discovery biology capabilities at Discovery Research and was made Senior Vice-President, Discovery Biology in 2000. He was appointed President in 2001. Dr. Rajagopalan graduated in 1970 from Madras University with a Bachelor of Science degree with Chemistry as a major, and went on to obtain a Master’s degree in Pharmacology at the same university. He undertook Doctoral study in pharmacology at the Bombay University. Dr. Rajagopalan has several research publications and patents to his credit. In addition, he is associated with several academic and professional organizations.

     Mr. Saumen Chakraborty joined us in 2001 as Head of Strategic Human Resources. Saumen started his career with CMC, followed by C-DOT, Eicher Limited and Tecumseh Products Company. He has held positions in fields other than Human Resources in each one of these organizations and has hands-on experience in information technology, total quality management, finance and accounts, management consultancy, corporate communications and manufacturing operations. Saumen is a management graduate from the Indian Institute of Management (“IIM”), Ahmedabad. He graduated with a BSc honors

(Physics) from Visva-Bharati University and was the valedictorian of his class. Saumen has experience in both operational and management areas, heading consultancy assignments in IT and engineering sectors. Saumen has been a member of various industry forums including CII National Committee on Industrial Relations and CII State Council.

     Mr. Timothy C. Crew is Executive Vice President in Corporate Business Development located in the United States. He leads the identification, negotiation and consummation of external commercial opportunities in the United States and other regulated markets. Tim is also involved with the human resources and finance functions within the United States. Tim joined us following a 12-year stint with Bristol-Myers Squibb, where he held a number of positions of increasing responsibility in sales, marketing, strategic planning and business development. His last three key executive positions there included Senior Director of Marketing and Business Development at Apothecon (a subsidiary of Bristol-Myers Squibb), Senior Director of U.S. Managed Health Care Marketing, and Senior Director of Global Marketing. Prior to joining Bristol-Myers Squibb, Tim served as a Captain in the United States Army. He holds a B.A. in Economics from Pomona College, California, and an M.B.A. in Marketing and Management from Columbia University, New York.

     Dr. Uday Saxena is our Chief Scientific Officer. Uday has been the President and CEO of Reddy US Therapeutics, Inc. one of our subsidiaries since 2002. Reddy US Therapeutics, Inc., located in Atlanta, Georgia, is engaged in drug discovery in the areas of diabetes, inflammation and cardiovascular disease. Uday has been in the pharmaceutical/biotech industry for over a decade. From 1997 to early 2000, Uday was Vice President of Research and a corporate officer and a member of the executive committee at AtheroGenics, Inc. a publicly traded biopharmaceutical company located in Alpharetta, Georgia. While at AtheroGenics, he directed several drug discovery and early development programs that lead to identification of novel compounds currently in late phase clinical trails for restenosis, atherosclerosis and chronic inflammation. Prior to that, he was at Parke-Davis Research Division, Ann Arbor, Michigan, where he was responsible for establishing a discovery program in inflammation and atherogenesis. He is an elected fellow of the Council on Arteriosclerosis, American Heart Association since 1991. He has over 45 full publications in peer-reviewed journals and invited review articles. He is also an inventor on several patents related to cardiovascular disease and inflammation. He obtained his Ph.D. from Memorial University of Newfoundland in Canada and was a post-doctoral fellow at Columbia University in New York.

     Mr. V. S. Vasudevan is our Chief Financial Officer. He has been with us since 1986. Apart from the integration of American Remedies Limited, Cheminor Drugs Limited and Standard Equity Fund Limited, Vasudevan has spearheaded our two IPOs in India as well as our Global Depository Receipts and American Depository Receipts issues. He is the Director of Compact Electric Ltd., a subsidiary of ours, and has handled company takeovers and brand acquisitions. Vasudevan has been at the head of our finance team prior to and post merger, under centralized as well as Strategic Business Unit arrangements. He heads the finance, investors relations, and legal and secretarial functions.

     Mr. Jaspal S. Bajwa joined us in April 2003 as the President of the Branded Formulations Strategic Business Unit. Mr. Bajwa brings with him 26 years of diverse experience in the consumer and healthcare products industry having worked with two global leaders in Asia Pacific, Europe and North America. He has a Bachelor’s degree in Food Technology and an M.B.A. from IIM, Ahmedabad. He started his career with Nestle, the world’s largest food company. After spending 15 years with Nestle as a Sales and Marketing professional, including a 3 year stint at the corporate headquarters at Switzerland, he exited as the Chief of Marketing in India. Subsequently he spent over 10 years in Bausch & Lomb, where he held several senior management positions, including Managing Director of Bausch & Lomb, India/SAARC and Head of the Canadian subsidiary of the parent company. Most recently, Mr. Bajwa was the Executive Director and Chief Operating Officer of Marico Industries Ltd.

6.B. Compensation of directors and executive officers

Directors’ Remuneration

     General. The maximum amount of remuneration payable in aggregate to our directors is limited by the Indian government. A director who is in our full-time employment may be paid remuneration either by way of a monthly payment or at a specified percentage of our net profits or partly by one way and partly by the other, provided that except with the approval of the Government of India, such remuneration may not exceed 5% of the net profits for one such director and if there is more than one such director, 10% for all of them together. Further, the total remuneration to all full-time and non-full time directors is restricted to 11% of our company’s net profits. Any change in the remuneration of the directors requires approval of our shareholders at the general meeting.

     Full-Time Directors. With respect to our Chairman, Chief Executive Officer and Chief Operating Officer (who we refer to as our “full-time directors”) compensation is divided into base salary, commission and benefits. The categories are determined based on the experience level and achievements of the director. The remuneration committee of directors initially recommends compensation for a particular director. The board then approves the recommendation. The level of benefits awarded to directors must also be submitted to our shareholders for approval. Our shareholders have approved the salary, benefits and maximum amount of commission for each of our full-time directors. Our Chief Operating Officer and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.5% of our net profit at the end of the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit at the end of the fiscal year. The remuneration committee, which is composed of independent directors, recommends the commission for our Chairman, Chief Executive Officer and Chief Operating Officer within the limits of 1%, 0.5% and 0.5%, respectively. During the fiscal year ended March 31, 2003, the full-time directors were paid the following amounts as compensation:

Name of Director	Compensation in rupees in thousands

	Salary		Benefits		Commission		Total
Dr. K. Anji Reddy	Rs.	1,800	Rs.	244	Rs.	44,167	Rs.	46,211
Mr. G. V. Prasad		1,080		254		22,084		23,418
Mr. Satish Reddy		1,080		254		22,084		23,418

     Non-Full Time Directors. Each of our non-employee directors receive an attendance fee of Rs.5,000 (U.S.$105.20) for every Board meeting they attend. In the fiscal year ended March 31, 2003, we paid an aggregate of Rs.370,000 (U.S.$7,784.56) to our non-employee directors. Non-full time directors are also eligible to receive a commission on our net profit. Our shareholders have approved a commission limit of 0.5% for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to a commission. For the fiscal year ended March 31, 2003, non-full time directors were entitled to commissions of Rs.10,960,000 (U.S.$230,591.20) in the aggregate.

     Seven non-full time directors, who are each members of the Audit Committee, were paid commissions of Rs.1,429,500 (U.S.$30,075.74) each, and one non-full time director, who is not a member of the Audit Committee, was paid a commission of Rs.953,000 (U.S.$20,050.49).

     Total Compensation. Total compensation to our full-time and non-full time directors for fiscal 2003 was Rs.104,377,000 (U.S.$2,196,023.56), which represents approximately 3% of our net profits.

     Stock Options to Directors. We introduced the Dr. Reddy’s Employee Stock Option Scheme, 2002 in fiscal 2002. Our full-time directors are not eligible to participate in this plan. None of the non-full time directors have been granted any options under this plan.

     During fiscal 2003, the following management council members were issued options:

	No. of Options
Name of	granted in fiscal
Executive Officer	2003	Grant Date	Grant Price	Expiry Date

Adam Levitt	36,000	31-Jul-02	911.00	31-Jul-10
Arun Sawhney	7,700	9-May-02	1063.00	9-May-11
Mark R. Hartman	60,000	9-May-02	1063.00	9-May-10
Dr. R. Rajgopalan	8,200	9-May-02	1063.00	9-May-11
Saumen Chakraborty	5,500	9-May-02	1063.00	9-May-11
Dr. Uday Saxena	80,270	31-Jul-02	911.00	31-Jul-08
V. S. Vasudevan	5,740	9-May-02	1063.00	9-May-11

The foregoing management council members were the only key executives who were issued options during fiscal 2003.

Employment Arrangements for Employees

     Compensation to all our employees is determined through standard-form appointment letters issued at the time of employment. Thereafter raises are determined through a performance apprisal system, depending on our profitability. The standard provisions of each appointment letter include a probation period on commencement of employment, during which time employment may be terminated by either party without providing notice or reason. The appointment letter also provides the amount of salary and benefits the employee will receive as well as a confidentiality provision and a non-compete provision applicable during the course of the employee’s employment with us.

     We provide certain standard benefits to our employees, including rent for accommodation or house rent allowance, medical reimbursements (including coverage for the employee’s family), leave travel assistance, personal accident insurance, contributions to a provident fund gratuity benefit to certain categories of employees and Superannuation benefit to our senior officers.

     We also have an employee stock option scheme. The scheme is applicable to all of our employees and employees and directors of our subsidiaries. The scheme is not applicable to promoter directors, promoter employees and persons holding 2% or more of our outstanding share capital. The Compensation Committee of the Board of Directors awards options pursuant to the scheme based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.

     Executive compensation

     The following table presents the annual compensation paid for services rendered to us for fiscal 2003 and stock options held by our directors and officers as of May 13, 2003:

		No. of Stock
Name	Compensation	Options held*	Grant Price Rs.	Expiry Date

	(Rs. in thousands)
Mr. G. V. Prasad(1)	23,418	—	—
Mr. Satish Reddy Kallam(1)	23,418	—	—
Mr. Adam Levitt(2)	12,951	36,000	911.00	(6)
		8,000	883.00	(6)
Mr. Andrew J. Miller(3)	13,055	30,000	977.30	1/28/07
		7,000	883.00	(6)
Mr. Arun Sawhney	5,183	7,700	1,063.02	(6)
		12,000	883.00	(6)

		No. of Stock
Name	Compensation	Options held*	Grant Price Rs.	Expiry Date

	(Rs. in thousands)
Mr. Cameron Reid	19,321	50,000	977.30	1/28/07
		25,000	883.00	(6)
		12,000	883.00	(6)
Mr. Mark R. Hartman	18,222	60,000	1,063.02	(6)
		10,000	883.00	(6)
Dr. R. Rajgopalan	3,500	8,200	1,063.02	(6)
		8,000	883.00	(6)
Mr. Saumen Chakraborty	3,853	5,500	1,063.02	(6)
		10,000	883.00	(6)
Mr. Timothy C. Crew	19,032	44,500	977.30	1/28/07
		12,000	883.00	(6)
Dr. Uday Saxena	9,993	80,270	911.00	(6)
		10,000	883.00	(6)
Mr. V. S. Vasudevan	3,924	5,740	1,063.02	(6)
		10,000	883.00	(6)
Mr. Abhijeet Mukherjee(4)	599	0	—

In addition, the following table presents the annual compensation paid for services rendered to us and stock options held by our new member of the Management Council, who joined after March 31, 2003:

		No. of Stock
Name	Compensation	Options held	Grant Price Rs.	Expiry Date

	(Rs. in thousands)
Mr. Jaspal S. Bajwa(5)	0	10,000	883.00	(6)

(1)	Not eligible for grant of options under Stock Option Scheme.

(2)	Joined in August, 2002.

(3)	Joined in August, 2002.

(4)	Joined in January, 2003.

(5)	Joined in April, 2003.

(6)	The expiry period is 5 years from the date of vesting. 25% of the options vest each year over a period of 4 years.

     Retirement benefits

     We provide the following benefit plans to our employees:

     Gratuity benefits: In accordance with applicable Indian laws, we provide a defined benefit retirement plan (the “Gratuity Plan”) covering all of our permanent employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee’s last drawn salary and the years of employment with us. Effective September 1, 1999, we established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

     In respect of certain of our other employees, the gratuity benefit is provided through annual contribution to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with us, although the LIC administers the fund and determines the contribution premium required to be paid by us. The net contribution amounts recognized by us were Rs.7.28 million, Rs.16.38 million and Rs.23.96 million during the years ended March 31, 2001, 2002 and 2003, respectively.

     Superannuation benefits: Apart from being covered under the Gratuity Plan described above, our senior officers also participate in a superannuation, a defined contribution plan administered by the LIC. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.5.28 million, Rs.11.09 million and Rs.19.39 million to the superannuation plan during the years ended March 31, 2001, 2002 and 2003, respectively.

     Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.31.59 million, Rs.43.37 million, and Rs.47.45 million to the provident fund plan during the years ended March 31, 2001, 2002 and 2003, respectively.

6.C. Board practices

Board Composition

     Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2003, we had 11 directors on our board, of which eight are non-full time directors, as described in the table below. Seven out of the eight non-full time directors are independent as defined under the New York Stock Exchange Corporate Governance guidelines and the U.S. Sarbanes-Oxley Act of 2002.

     The Indian Companies Act and our articles of association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation. At every annual general meeting of our company (the “Annual General Meeting”), one-third of the directors who are subject to re-election must retire and, if eligible for re-election, may be reappointed at the Annual General Meeting. Our managing director and other full time directors are directors who are not subject to re-election.

     The terms of each of our directors and their expiration dates are provided in the table below.

Expiration of Current
Name	Term of Office	Term of Office

Dr. K. Anji Reddy (1)	July 13, 2006	5 years
Mr. Satish Reddy Kallam (1)	September 30, 2007	5 years
Mr. G. V. Prasad (1)	January 30, 2006	5 years
Dr. P. Satyanarayana Rao (2)(3)	Retirement by rotation	Due for retirement by rotation in 2004
Dr. V. Mohan (2)(3)	Retirement by rotation	Due for retirement by rotation in 2005
Dr. Omkar Goswami (2)(3)	Retirement by rotation	Due for retirement by rotation in 2006
Mr. Ravi Boothalingam (2)(3)	Retirement by rotation	Due for retirement by rotation in 2005
Mr. P. N. Devarajan (2)(3)	Retirement by rotation	Due for retirement by rotation in 2004
Dr. A. Venkateswarlu (2)	Retirement by rotation	Retired in August 2003
Dr. Krishna J. Palepu (2)(3)	Retirement by rotation	Due for retirement by rotation in 2004
Mr. Anupam Puri (2)(3)	Retirement by rotation	Due for retirement by rotation in 2005

(1)	Full time Director.

(2)	Non-full time Director.

(3)	Independent director, as defined under the New York Stock Exchange Corporate Governance guidelines and the U.S. Sarbanes-Oxley Act of 2002.

     Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We have seven Board-level Committees:

•	Audit Committee.

•	Remuneration Committee.

•	Compensation Committee.

•	Nomination Committee.

•	Shareholders’ Grievances Committee.

•	Management Committee.

•	Investment Committee.

     The terms of the contracts with our full-time directors are disclosed to all the shareholders in the notice of the general meeting.

     The non-full time directors retire by rotation and seek reappointment by the shareholders at the Annual General Meeting.

     None of our independent directors are eligible to receive any termination benefits.

Committees of the Board

     Audit Committee. Our management is primarily responsible for our internal controls and the financial reporting process. Our statutory auditors are responsible for performing independent audits of our financial statements in accordance with generally accepted auditing standards and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

     The Audit Committee consists of the following seven non-full time Directors: Dr. Omkar Goswami (Chairman), Mr. Anupam Puri, Dr. A. Venkateswarlu (who retired in August 2003), Prof. Krishna G. Palepu, Mr. P. N. Devarajan, Dr. P. Satyanarayana Rao and Mr. Ravi Bhoothalingam. Each of them except Dr. A. Venkateswarlu is independent as defined under the New York Stock Exchange Corporate Governance guidelines and the U.S. Sarbanes-Oxley Act of 2002.

     Prof. Krishna G. Palepu and Mr. Anupam Puri joined the Audit Committee on October 24, 2002. The Company Secretary is the secretary of the Audit Committee. The Chief Executive Officer, Chief Financial Officer and Chief Intenral Auditor are permanent invitees at all the Audit Committee meetings. The statutory auditors of our company were present at all the Audit Committee meetings during the year.

     This Committee met on four occasions during fiscal 2003. The agendas for the Audit Committee meetings, among other things, included the following items:

•	Detailed presentation of performance, including budget versus actuals, segregated at the level of each strategic business unit (“SBU”), and business performance of each SBU including working capital management.

•	Internal audit, control matters and risk management, including action-taken reports.

•	The status of SAP and other IT systems that assist financial and operational reporting, and how these could be further optimized to increase speed of reporting and create improved management information systems.

•	Discussion with statutory auditors, including new accounting standards and policies relating to Indian as well as United States accounting principles and practices.

•	Detailed operational and financial risk appraisals, as well as risks relating to legal compliance.

The primary responsibilities of the Audit Committee are to:

•	Effectively supervise the financial reporting process;

•	Review the quarterly and annual financial results before placing them before the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of the internal audit function;

•	Review our financial and other operational risk management policies;

•	Hold discussions with statutory auditors on the nature and scope of audits, and any views that they have about the financial control and reporting processes;

•	Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of external auditors and their fees;

•	Review the independence of auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for our company and our other domestic as well as foreign subsidiaries; and

•	Review related party transactions.

     Remuneration Committee. Our Remuneration Committee consists of the following four non-full time directors: Mr. P. N. Devarajan (Chairman), Dr. A. Venkateswarlu (who retired in August 2003), Dr. Omkar Goswami and Mr. Ravi Bhoothalingam. All of them are independent as defined under the New York Stock Exchange Corporate Governance guidelines and the U.S. Sarbanes-Oxley Act of 2002. The head of our human resources function is the secretary of this Committee.

     The Renumeration Committee met on one occasion during fiscal 2003.

     The Remuneration Committee considers and recommends the compensation of the full-time directors and executives above Vice President level and also reviews the remuneration package offered by us to different grades of its employees. While deciding the remuneration of a full-time director, the Remuneration Committee takes into account the following:

•	Our financial position,

•	Trends in the industry,

•	Appointee’s qualification,

•	Experience,

•	Past performance,

•	Past remuneration, etc.

     In determining remuneration packages, the Renumeration Committee strikes a balance between our interests and the interests of the shareholders.

     This Committee met once during fiscal 2003 to discuss our recruitment and compensation strategy.

     Compensation Committee. The Compensation Committee administers our employee stock option scheme (“ESOS”) and consists of the following directors: Mr. Ravi Bhoothalingam (Chairman), Dr. A. Venkateswarlu (who retired in August 2003), Mr. G. V. Prasad, Mr. P. N. Devarajan and Mr. Satish Reddy. The Company Secretary is the secretary of this Committee.

     The Compensation Committee met on three occasions during fiscal 2003 and all members of the Committee attended each meeting.

     Nomination Committee. The Nomination Committee was constituted on October 24, 2002. The Nomination Committee consists of the following directors: Mr. Anupam Puri (Chairman), Prof. Krishna G Palepu and Mr. Ravi Bhoothalingam.

     The role of the Nomination Committee is to:

•	Establish the procedure for selection of nominees for our Board;

•	Shortlist nominees for induction to our Board;

•	Recommend appointment of members to the Board for its consideration; and

•	Plan long term succession planning for Executives and Independent Directors.

No meetings were held by this Committee during fiscal 2003.

     Shareholders’ Grievance Committee. Our Shareholders’ Grievance Committee consists of the following directors: Dr. P. Satyanarayana Rao (Chairman), Mr. G. V. Prasad and Mr. Satish Reddy. Dr. P. Satyanarayana Rao, the Chairman of this Committee, is a non-full time director and is independent as defined under the New York Stock Exchange Corporate Governance guidelines and the U.S. Sarbanes-Oxley Act of 2002.

     The Company Secretary is the secretary of the Shareholders’ Grievance Committee. The Shareholders’ Grievance Committee met four times during fiscal 2003 and all members were present at each meeting.

     The major discussions and recommendations of the Shareholders’ Grievance Committee were:

•	Review of investor complaints and their redressal;

•	Review of the queries received from investors;

•	Review of corporate actions related work; and

•	Outsourcing of investor services for investors holding shares in physical form.

     Management Committee. Our Management Committee consists of the following full time directors: Dr. K. Anji Reddy (Chairman), Mr. G. V. Prasad and Mr. Satish Reddy.

     The Company Secretary is the secretary of the Management Committee. The Management Committee reviews strategic business unit operations and capital budgets and gives necessary direction to the senior management team based on strategy approved by the Board. This Committee held six meetings during fiscal 2003.

     Investment Committee. Our Investment Committee is comprised the following directors: Mr. G. V. Prasad (Chairman), Dr. A. Venkateswarlu (who retired in August 2003) and Mr. Satish Reddy.

     The Company Secretary is the secretary of this Committee. The Investment Committee reviews our investment proposals and ongoing projects and recommends investment proposals to the Board. This Committee held three meetings during fiscal 2003.

6.D. Employees

     The following table sets forth the number of our employees during fiscal 2001, 2002 and 2003.

Year ended	Employees in	Sales and
March 31,	Manufacturing (1)	Marketing Staff (2)	R&D	Others (3)	Total

2003	2,254	2,104	833	661	5,852
2002	2,126	2,002	744	571	5,443
2001	2,056	1,863	682	528	5,129

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.

     We have not experienced any material work stopages in the last three fiscal years and we consider our relationship with our employees to be good. Approximately 12.4% of our employees belong to a number of different labor unions. We have experienced strikes at facilities by some of our employees. These strikes may cause a slight reduction in the productivity of facilities, which may be minimized by the employment of replacement workers.

6.E. Share ownership

     The following table sets forth, as of September 5, 2003 and as of March 31, 2003, for each of our directors and executive officers, the total numbers of equity shares owned:

	As of September 5, 2003		As of March 31, 2003

	No. of	% of	No. of	% of
Name	Shares	Total Shares	Shares (4)	Total Shares

Dr. K. Anji Reddy (1)(2)	400,478	0.50	600,478	0.75
Mr. G. V. Prasad (1)	690,772	0.90	690,772	0.90
Mr. Satish Reddy Kallam (1)	597,916	0.78	597,916	0.78
Mr. Anupam Puri (3)	2,000	0.00	2,000	0.00
Dr. A. Venkateswarlu	18	0.00	18	0.00
Prof. Krishna G. Palepu	0	0.00	0	0.00
Dr. Omkar Goswami	0	0.00	0	0.00
Mr. P. N. Devarajan	0	0.00	0	0.00
Dr. P. Satyanarayana Rao	1,000	0.00	1,000	0.00
Mr. Ravi Bhoothalingam	0	0.00	0	0.00
Dr. V. Mohan	0	0.00	0	0.00
Mr. Adam Levitt (3)	5,000	0.00	5,000	0.00
Mr. Andrew J. Miller	0	0.00	0	0.00

	As of September 5, 2003		As of March 31, 2003

	No. of	% of	No. of	% of
Name	Shares	Total Shares	Shares (4)	Total Shares

Mr. Arun Sawhney	0	0.00	0	0.00
Mr. Cameron Reid	12,100	0.01	12,100	0.01
Mr. Mark R. Hartman	0	0.00	0	0.00
Dr. R. Rajgopalan	0	0.00	0	0.00
Mr. Saumen Chakraborty	30	0.00	30	0.00
Mr. Timothy C. Crew	0	0.00	0	0.00
Dr. Uday Saxena	416	0.00	416	0.00
Mr. V. S. Vasudevan	0	0.00	0	0.00
Mr. Abhijeet Mukherjee	0	0.00	0	0.00

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	Held through American Depositary Shares.

(4)	All shares have voting rights.

In addition, Mr. Jaspal S. Bajwa, our new member on the Management Council who joined after March 31, 2003, did not own any equity shares as of August 31, 2003.

Employee Stock Incentive Plans

     Dr. Reddy’s Employees Stock Option Plan 2002. We announced our employee stock option scheme in fiscal 2002 (the “2002 Plan”). The 2002 Plan is applicable to our employees and directors and employees and directors of our subsidiaries. The 2002 Plan is not applicable to promoter directors, promoter employees and the persons holding 2% or more of our outstanding share capital.

     The minimum vesting period of the options is 12 months. The options cannot be traded in the markets. The options have been issued at an exercise price which is not less than the fair market value of the shares on the Stock Exchange, Mumbai on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. We granted 124,500 stock options to our employees in the year ended March 31, 2002.

     During the year ended March 31, 2003, we issued an aggregate of 433,945 additional options under the 2002 Plan. The vesting period for these options varies from 12 to 48 months. The dates of grant, exercise price and the number of options granted have been shown in the table below.

Date of Grant	No. of Options Granted	Exercise Price

May 9, 2002	259,400	1063.02
July 31, 2002	172,732	911.00
August 26, 2002	1,813	884.00

Out of the total options granted, 14,574 options were forfeited due to certain employees leaving our employment.

     Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan. In the year ended March 31, 2001, Reddy US Therapeutics, Inc. (“Reddy US”) adopted the Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan (the “U.S. Plan”) to provide for issuance of stock options to employees and certain non-employees. When the U.S. Plan was established, Reddy US reserved 500,000 shares for issuance. Under the U.S. Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant.

     Under the U.S. Plan, a total of 293,500 options were granted to eligible employees, out of which 2000 options were forfeited due to an employee leaving the services of Reddy U.S. Under this U.S. Plan, the exercise price of the options is U.S.$0.18 per share. The options vest in a graded manner over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year. As of March 31, 2003, options to purchase 153,685 equity shares were vested and exercisable at U.S.$0.18 per share.

     In the first quarter of fiscal 2004, we adopted the fair value accounting retroactive method as described in FASB Statement No. 148, Accounting for Stock Based Compensation – Transition and Disclosure, for accounting of stock option compensation. In accordance with the retroactive method of adoption, all prior periods presented have been modified to reflect the compensation cost that would have been recognized had the recognition provisions of Statement 123 been applied to all awards granted to employees after January 1, 1995.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

     The following table sets forth information regarding the beneficial ownership of our shares as of March 31, 2003 by:

•	each shareholder known by us to be the beneficial owner of more than 5.0% of our shares,

•	the Chief Executive Officer,

•	the Chief Operating Officer, and

•	all directors and executive officers as a group.

		Percentage of Equity
	Equity Shares	Shares Beneficially
Name	Beneficially Owned (1)	Owned (2)

Dr. K. Anji Reddy	18,062,208 (3)	23.61%
Satish Reddy Kallam	597,916	0.78%
G. V. Prasad	690,772	0.88%
All directors and executive officers as a group	19,371,460	25.32%

(1)  Beneficial ownership is determined in accordance with rules of the SEC, which provide that shares are beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)  Percentage ownership is calculated based on an aggregate of 76,515,948 shares issued and outstanding on March 31, 2003.

(3)  Dr. Reddy’s Holdings Private Limited owns 17,461,730 shares of Dr. Reddy’s Laboratories Limited. Dr. K. Anji Reddy owns 40.71% of Dr. Reddy’s Holdings Private Limited. The remainder is owned by various members of his family, and his brother-in-law, Mr. A. Subba Reddy, is the managing director of Dr. Reddy’s Holdings Private Limited. The entire amount beneficially owned by Dr. Reddy’s Holdings Private Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy.

     Pursuant to Sub Regulation (3) of Regulation 7 of the Securities Exchange Board of India (“SEBI”) (Substantial Acquisition of Shares and Takeover) Regulations, 1997, Life Insurance Corporation of India notified us that it acquired certain shares and voting rights in our company which, taken together with the shares and voting rights previously held by it, would entitle it to more than 5% of the outstanding shares or voting rights in our company. The number of shares held by Life Insurance Corporation of India as of March 31, 2003 was 5,038,583, which is equivalent to 6.59% of the issued and outstanding equity shares of our company.

     The following shareholders hold more than 1% of the equity shares of our company as of fiscal 2001, 2002 and 2003.

		Equity Shares Owned as of September 5,	Percentage of Equity Shares Owned as of September 5,	Percentage of change of equity shares	Percentage change of equity shares	Percentage change of equity shares
Name		2003*	2003	fiscal 2003	fiscal 2002	fiscal 2001
1	Dr. Reddy's Holdings Private Limited	17,461,730	22.82%	0.00%	0.00%	-4.82%
2	Life Insurance Corporation of India	5,688,373	7.43%	0.85%	3.78%	-1.50%
3	Fidelity Management and Research Co.	3,173,758	4.15%	0.12%	2.20%	1.15%
4	Emerging Markets Growth Fund Inc.	1,614,239	2.11%	-0.40%	0.24%	1.74%
5	Schroder Investment Management	1,152,728	1.51%	-0.34%	0.96%	0.28%
6	Top 50 Asien	984,288	1.29%	0.00%	0.13%	-0.11%
7	Unit Trust of India	583,619	0.76%	-0.47%	-1.50%	-0.77%
8	Watson Pharmaceuticals Inc.	750,000	0.98%	-0.13%	-0.77%	-0.40%
9	Madabhushini Investments Private Ltd	635,417	0.83%	-0.16%	-0.36%	-0.55%

*	Does not include ADS holding.

     As of March 31, 2003, we had 76,515,948 issued and outstanding equity shares. As of March 31, 2003 there were 54,210 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares are listed on the New York Stock Exchange. One ADS now represents one equity share, par value Rs.5 per share. As of August 1, 2003, 22.12% of our issued and outstanding equity shares were held by ADS holders.

     Our equity shares can be held by Foreign Institutional Investors (“FIIs”), Overseas Corporate Bodies (“OCBs”) and Non-Resident Indians (“NRIs”) who are registered with the Securities Exchange Board of India (“SEBI”) and Reserve Bank of India (“RBI”). As of August 1, 2003, over 26.74% of our company’s equity shares were held by these FIIs, OCBS and NRIs, of which some of them may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

7.B.	Related party transactions

     The Company has entered into transactions with the following related parties:

•	Diana Hotels Limited for availing hotel services, AR Chlorides for availing processing services of raw materials and intermediates, Dr. Reddy’s Holdings Limited for purchase and sale of active pharmaceutical ingredients and intermediates, Madras Diabetes Research Foundation for undertaking research on our behalf, Dr. Reddy’s Heritage Foundation for purchase of services, SR Enterprises for transportation services and Manava Seva Dharma Samvardhani Trust social contribution to which the Company has made contribution. The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities (Significant interest entities); and

•	Employees, directors of the Company and their relatives.

Loans to Employees

     We provide loans to employees who are not executive officers or directors to meet specified exigencies. These loans are all interest free and are repayable over fixed periods ranging from one month to eight years. As of March 31, 2001 and 2002, there were Rs.41.5 million (U.S.$0.9 million) and Rs.69.4 million (U.S.$1.4 million) in loans outstanding to employees. As of March 31, 2003, there were Rs.63.2 million (U.S.$1.3 million) in loans outstanding to employees.

Dr. Reddy’s Holdings Private Limited

     Dr. Reddy’s Holdings Private Limited is 100.0% owned by Dr. K. Anji Reddy and his family and is engaged in the business of manufacturing active pharmaceutical ingredients. It holds approximately 22.80% of our shares. In fiscal 2001, 2002 and 2003, we purchased products from Dr. Reddy’s Holdings in the amount of, Rs. 3.1 million (U.S.$0.1 million), Rs.11.9 million (U.S.$0.2 million) and Rs.37.3 million (U.S.$ 0.8 million) respectively. In fiscal 2003, we sold products to Dr. Reddy’s Holdings Private Limited in the amount of Rs.0.8 million (U.S.$0.02 million).

AR Chloride

     AR Chloride is a partnership firm in which the sister-in-law of our chairman, Dr. Anji Reddy, is a partner. The firm undertakes processing of raw materials and intermediates for us. In fiscal 2001, 2002 and 2003, we purchased Rs. 3.7 million (U.S.$0.1 million), Rs.3.9 million (U.S.$0.1 million) and Rs.7.1 million (U.S.$ 0.15 million) worth of processing services from them.

S.R. Enterprises

     S.R. Enterprises is a partnership firm in which the sister-in-law of our chairman, Dr. Anji Reddy, is a partner. This firm is engaged in the business of transportation and undertakes transport of raw materials and finished goods for us. In fiscal 2001, 2002 and 2003, we spent Rs.0.02 million (U.S.$364.0), Rs.4.5 million (U.S.$92,156) and Rs.4.3 million (U.S.$ 0.1 million) respectively on transportation services from S.R. Enterprises.

Diana Hotels Limited

     Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy Kallam are directors of Diana Hotels Limited. In fiscal 2001, 2002 and 2003 we spent Rs. 7.7 million (U.S.$0.2 million) Rs.5.7 million (U.S.$0.1 million) and Rs.7.1 million (U.S.$0.15 million) respectively on hotel services from Diana Hotels.

     The following is a summary of significant related party transactions:

	Year ended March 31,

	2001		2002		2003

	(In thousands)		(In thousands)		(In thousands)
Purchases from:
Significant interest entities	Rs.	6,792	Rs.	20,335	Rs.	50,943
Sales to:
Affiliates		2,791		—		—
Significant interest entities		2,480		525		763
Administrative expenses paid to:
Significant interest entities		7,701		11,400		7,749
Directors and their relatives		8,245		14,671		16,807
Consulting fees paid to a director		4,540		—		—

     We have the following amounts due from related parties:

	As of March 31,

	2002		2003

	(In thousands)		(In thousands)
Significant interest entities	Rs.	390	Rs.	—
Directors and their relatives		2,270		3,680
Employee loans		69,409		63,230

	Rs.	72,069	Rs.	66,910

     We have the following amounts due to related parties:

	As of March 31,

	2002		2003

	(In thousands)		(In thousands)
Significant interest entities	Rs.	3,500	Rs.	4,388

     Certain employee loans amounting to Rs.7,000 and Rs.Nil as of March 31, 2002 and 2003, respectively, do not have any fixed repayment terms. Accordingly, the fair value of such loans cannot be determined. The estimated fair value amounts of other employee loans were Rs.46,096 and Rs.50,516 as of March 31, 2002 and 2003, respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts we could realize in the market.

     As of March 31, 2003, the required repayments of employee loans, other than those that do not have any fixed repayment terms, granted for purchase of vehicles and property are given below:

     Repayable in the year ending March 31:

	(In thousands)
2004	Rs.	22,863
2005		14,836
2006		12,807
2007		8,220
2008		3,905
Thereafter		599

	Rs.	63,230

     Also, in February 2003, we entered into an agreement with Leiner Health Products, LLC (“Leiner”) pursuant to which Leiner will exclusively market our over-the-counter drug products in the United States for a term of 15 years. Mr. G. V. Prasad, our Executive Vice-Chairman and Chief Executive Officer, serves as a member of Leiner’s board of directors. No revenues were received from this agreement in fiscal 2003.

7.C.	Interests of experts and counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A.	Consolidated statements and other financial information

     The following financial statements and auditors report for fiscal 2003 are incorporated herein by reference and are included in Item 18 of this report on Form 20-F:

➢	Independent Auditors Report.

➢	Consolidated Balance Sheets as of March 31, 2002 and 2003.

➢	Consolidated Statements of Income for the years ended March 31, 2001, 2002 and 2003.

➢	Consolidated Statements of Stockholders Equity and comprehensive income for the years ended March 31, 2001, 2002 and 2003.

➢	Consolidated Statements of Cash Flow for the years ended March 31, 2001, 2002 and 2003.

➢	Notes to the Consolidated Financial Statements.

Amount of Export Sales

     For the fiscal year ended March 31, 2003, our export revenues were Rs.11,581.2 million, contributing 64% to our total revenues.

Legal Proceedings

     See Item 4.B. – “Legal Proceedings”

Dividend Policy

     In the fiscal year ended March 31, 2001, we declared a cash dividend of Rs.3.87 per equity share prior to stock split. In the fiscal years ended March 31, 2002 and 2003, we declared cash dividends of approximately Rs.7.50 and Rs.5.0, respectively, per equity share. Future dividend policy will be reviewed by the board of directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors.

     Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

8.B.	Significant changes

     Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since March 31, 2003.

ITEM 9. THE OFFER AND LISTING

9.A.	Offer and listing details

Information Regarding Price History

     The following tables set forth the price history for our shares on The Stock Exchange, Mumbai, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”). Stock prices per share have been restated to reflect a 2 for 1 stock split effective on October 25, 2001.

	BSE		NYSE*

	Price Per Equity Share		Price Per ADS

Fiscal Year Ended March 31,	High (Rs.)	Low (Rs.)	High ($)	Low ($)

2003	1,149.90	675.00	24.00	13.30
2002	1,120.00	432.00	25.64	10.04

	BSE		NYSE*

	Price Per Equity Share		Price Per ADS

Fiscal Year Ended March 31,	High (Rs.)	Low (Rs.)	High ($)	Low ($)

2001	813.50	536.90	—	—
2000	850.00	343.50	—	—
1999	449.10	171.50	—	—

	BSE		NYSE*

	Price Per Equity Share		Price Per ADS

Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)

June 30, 2002	1,149.90	910.50	24.00	18.40
September 30, 2002	1,017.00	700.00	21.60	16.00
December 31, 2002	932.00	675.00	19.50	13.30
March 31, 2003	1,003.00	851.05	21.00	18.00

	BSE		NYSE*

	Price Per Equity Share		Price Per ADS

Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)

June 30, 2001	870.00	432.00	19.20	10.04
September 30, 2001	1,007.50	627.50	26.00	17.05
December 31, 2001	1,150.00	863.00	25.35	17.05
March 31, 2002	1,120.00	921.00	24.55	18.91

	BSE		NYSE*

	Price Per Equity Share		Price Per ADS

Month Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)

January 31, 2003	1,003.00	851.05	21.00	18.10
February 28, 2003	934.00	848.25	19.30	18.10
March 31, 2003	923.00	861.00	19.70	18.00
April 30, 2003	935.75	845.00	19.82	18.45
May 31, 2003	899.00	808.00	19.35	17.58
June 30, 2003	1109.50	850.00	23.53	18.77
July 31, 2003	1218.90	1078.00	27.90	23.50
August 31, 2003	1161.00	994.00	25.48	21.85

*	ADSs listed on April 11, 2001. Source: BSE and adrwise, respectively.

     As of March 31, 2003, we had 76,515,948 issued and outstanding equity shares. As of March 31, 2003, there were 54,210 record holders of our equity shares listed and traded on the Indian stock exchanges.

9.C.	Markets

Markets on Which Our Shares Trade

     Our equity shares are traded on The Stock Exchange, Mumbai (“BSE”), the Hyderabad Stock Exchange Ltd. (“HSE”), The Stock Exchange, Ahmedabad (“ASE”), The Madras Stock Exchange Ltd. (“MSE”), The Kolkata Stock Exchange Association Limited, and National Stock Exchange Limited (“NSE”), or collectively, the “Indian Stock Exchanges”. A significant portion of our equity shares are traded on the BSE and the NSE. Our American Depositary Shares, as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”), under the ticker symbol “RDY”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001.

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A.	Share capital

Not applicable.

10.B.	Memorandum and articles of association

     Dr. Reddy’s Laboratories Limited was incorporated under the Indian Companies Act, 1956. We are registered with the Registrar of Companies, Andhra Pradesh, and Hyderabad, India as Company No. 01-4507. Our registered office is located at 7-1-27, Ameerpet, Hyderabad – 500 016 and the telephone number of our registered office is +91-040-23731946. The summary of our Articles of Association and Memorandum of Association that is included in our registration statement on Form F-1 filed with the SEC on April 11, 2001, together with copies of the Articles of Association and Memorandum of Association that are included in our registration statement on Form F-1, are incorporated herein by reference.

     Our Memorandum of Association and Articles of Association were amended at the 17th Annual General Meeting as follows:

(1)	The Memorandum of Association was altered by substituting for the present clause V(a), the following new clause:

“V(a) The Authorised Share Capital of the Company is Rs.50,00,00,000/- (Rs. Fifty Crores Only) divided into 10,00,00,000 Equity Shares of Rs.5/- (Rupees Five Only) each.”

(2)	The Articles of Association were altered by substituting for Article 3(a) the following new Article:

“3(a) The Authorised Share Capital of the Company shall be as stated in Clause V of the Memorandum of Association of the Company.”

(3)	The Articles of Association were altered by addition of the following new articles after the existing Article 3.(d):

“Sub-Division of shares (e) Sub-divide its shares or any of them into shares of smaller amount than is fixed by the memorandum, so however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced shares shall be the same as it was in the case of the shares from which the reduced share is derived;

Cancellation of shares (f) The shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled provided however the cancellation of shares in pursuance of the exercise of this power shall not be deemed to be a reduction of share capital within the meaning of the Act.

Powers to be exercised in the General Meeting (g) The powers conferred under the Articles 3, a, b, c, d, e, and f shall be exercised by the Company in General Meeting and shall not require to be confirmed by the Court.”

     Our Articles of Association were amended at our 18th Annual General Meeting by inserting the following Article 115A after Article 115:

“115A Subject to the applicable provisions of the Companies Act, 1956 or any other applicable provisions as may be stipulated by the regulatory authorities, the Company shall have powers to hold the meeting of Board and Committees thereof through video conferencing or tele-conferencing.”

     Share Capital

     Our authorized share capital is 100,000,000 equity shares, par value Rs.5 per share. As of March 31, 2003, 76,515,948 equity shares were issued and outstanding. The equity shares are the only class of share capital. We currently have no convertible debentures or warrants outstanding.

10.C.	Material contracts

     Novo Nordisk Contract Status

     Novo Nordisk is a world leader and a pioneer in diabetes management and also one of the largest insulin producers. Under an amended and restated agreement with Novo Nordisk dated September 21, 1999, two of our molecules have been licensed to Novo Nordisk for further development and conducting clinical trials.

     In February 2003, Novo Nordisk decided not to pursue further development of Ragaglitazar (DRF 2725). The decision was reached after Novo Nordisk performed a renewed benefit/risk assessment of the compound, including analysis of both the clinical Phase 3 data and the tumour findings in the long-term animal studies. This compound was out-licensed by us to Novo Nordisk in August 1998. The financial terms and conditions of the original agreement remain unchanged.

     In respect of the second insulin sensitiser Balaglitazone (DRF 2593), in February 2003, Novo Nordisk announced the completion of the analysis of Phase 2 data. Based on the good clinical efficacy and safety profile obtained in these studies, Novo Nordisk has decided to continue the development of Balaglitazone. This compound was out-licensed by us to Novo Nordisk in March 1997.

     Novartis Contract Status

     In May 2001, Novartis Pharma AG (Novartis) entered into a licensing agreement with us for our insulin sensitiser, DRF 4158. Under the terms of the agreement, we granted Novartis worldwide exclusive rights to development and commercialization of our insulin sensitiser DRF 4158 in return for up to U.S.$55 million in upfront and milestone payments for specific clinical and regulatory endpoints, as well as royalties. We have co-promotion rights for DRF 4158 in India.

     In January 2003, Novartis decided to discontinue further development of DRF 4158, but continued its collaboration with us for an additional dual acting insulin sensitizer compound. Under the terms of the agreement, Novartis has rights for an additional development compound that is a dual-acting insulin sensitizer. The terms and conditions of the original agreement remain unchanged. We will independently assess all data on DRF 4158. We also intend to carry out additional pre-clinical studies to determine the appropriate development path for the molecule.

10.D.	Exchange controls

     The India Foreign Exchange Management Act, 1999 (“FEMA”) generally regulates investments in Indian securities. FEMA permits foreign exchange transactions and empowers the Reserve Bank of India (“RBI”) to prohibit or regulate such transactions. The scheme of FEMA is to permit most transactions involving foreign exchange except those prohibited or restricted by the RBI. FEMA has eased restrictions on current accounts transactions. However, the RBI continues to exercise control over capital account transactions, which are those that alter the assets or liabilities, including contingent liabilities, of persons. The RBI has issued regulations under FEMA to regulate various kinds of capital account transactions. The RBI has also issued a scheme for foreign direct investment that enables Indian companies to issue shares to persons residing outside India without prior permission of the RBI, subject to certain conditions.

ADS Guidelines

     Pursuant to recent changes in Indian policy, Indian companies issuing ADSs are no longer required to obtain approval of the Ministry of Finance under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended from time to time. Pursuant to the regulations issued under FEMA, Indian companies issuing ADSs are no longer required to obtain the approval of the RBI, subject to certain exceptions. We obtained the approval from the Foreign Investment Promotion Board (the “FIPB”) on July 3, 2000. A copy of the FIPB approval will be made available for public inspection at our registered office, or provided upon written request to our Chief Financial Officer.

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies described below relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to holders of ADSs the benefits of Section 115AC of the Income-tax Act, 1961, for purposes of the application of Indian tax law.

     RBI has notified that Indian companies may utilize up to 100% of ADR proceeds realized from sale of ADSs for overseas investments.

Two-way fungibility of ADS

     By notification dated March 2, 2002, the RBI authorized SEBI registered stock brokers to acquire domestic shares on behalf of the overseas investors for placing with the domestic custodian for conversion into ADSs. The domestic custodian is required to ascertain the head room available. Head room is the number of Global Depository Receipts (“GDRs”) or American Depository Receipts (“ADRs”) originally issued minus number of ADRs/GDRs outstanding, further adjusted for ADRs/GDRs redeemed into underlying shares and registered in the name of non-resident investors. The reissuance of ADRs is permissible only to the extent of the head room available. After completing the formalities, the domestic custodian would advise the overseas depository on the custody of domestic shares and that corresponding ADRs/GDRs may be issued to the non-resident investor.

Foreign Direct Investment

     In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gave automatic approval for such foreign equity holdings within specified limits in certain priority industries. The Foreign Investment Promotion Board, currently under the Ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make considerable long-term investments. Over a period of time, the Government of India has relaxed the restrictions on foreign investment considerably. Currently, subject to certain exceptions, foreign direct investment by individuals of Indian nationality or origin residing outside India, or NRIs or OCBs, up to 49% in most sectors of industry do not require the prior approval of the Foreign Investment Promotion Board. Some sectors of industry have recently been relaxed to allow up to 74% investment. Foreign equity participation in excess of 51% in certain high priority industries and in excess of percentages prescribed by the Ministry of Industry is currently allowed only with the approval of the Foreign Investment Promotion Board.

     Proposals involving the public sector and other sensitive areas require the approval of the Cabinet Committee on Economic Affairs. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1997 for consideration of foreign direct investment proposals by the Foreign Investment Promotion Board (the “Guidelines”). Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In February 2000, the Department of Industrial Policy and Promotion, issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category, would be allowed without prior permission of the Foreign Investment Promotion Board and, in certain cases, without prior permission of the RBI. The issues to be considered by the Foreign Investment Promotion Board, and the Foreign Investment Promotion Board’s areas of priority in granting approvals, are also set out in the Guidelines. These guidelines have been substantially modified/relaxed under the current Foreign Exchange Management Act dispensation.

     The basic objective of the Guidelines is to improve the transparency and objectivity of the Foreign Investment Promotion Board’s consideration of proposals. However, since these are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the Foreign Investment Promotion Board or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

     In May 1994, the Government of India announced that purchases by foreign investors of ADSs, as evidenced by ADRs, and foreign currency convertible bonds of Indian companies would be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the Foreign Investment Promotion Board.

     In addition, offerings by Indian companies of any such securities to foreign investors require Foreign Investment Promotion Board approval, whether or not the stipulated percentage limit would be reached if the proceeds will be used for investment in specified industries.

Portfolio Investment by Non-Resident Indians and Overseas Corporate Bodies

     A variety of methods for investing in shares of Indian companies are available to non-resident Indians and to overseas corporate bodies. These methods allow non-resident Indians and overseas corporate bodies to make portfolio investments in existing shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Portfolio Investment by Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines that enable Foreign Institutional Investors (“FIIs”), including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India (“SEBI”), and a general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. Together, the initial registration and the RBI’s general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell unrestricted securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) participate in rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, interest income and any other compensation received pursuant to rights offerings of shares. The current policy with respect to purchase or sale of securities of an Indian company by an FII is in Schedule 2 and Regulation 5(2) of the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000.

Ownership Restrictions

     Foreign institutional investors, non-resident Indians and overseas corporate bodies.

     The SEBI and the RBI regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as “foreign portfolio investors”. Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24.0% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in the aggregate may hold no more than 10.0% of the shares of an Indian company through portfolio investments. The 24.0% limit referred to above may be increased to 49.0% if the shareholders of the company pass a special resolution to that effect. The 10.0% limit referred to above may be increased to 24.0% if the shareholders of the company pass a special resolution to that effect. No single foreign institutional investor may hold more than 10.0% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5.0% of the shares of an Indian company.

     Under the SEBI (Substantial Acquisition of Shares and takeovers) Regulations, 1997, upon the acquisition of more than 5%, 10% or 14% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to SEBI (Substantial Acquisition of Shares and takeovers) Regulations, 1997. Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code.

10.E.	Taxation

Indian Taxation

     General. The following summary is based on the law and practice of the Indian Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 (the “Scheme”), as amended on January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

     We believe this information is materially complete as of the date hereof. However, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Each prospective investor should consult tax advisors with respect to taxation in India or their respective locations on acquisition, ownership or disposing of equity shares or ADSs.

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to at least 182 days; or

•	at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

     The period of 60 days referred to above shall be read as 182 days or more in case of a citizen of India or a Persons of Indian Orgin (“PIO”) living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

     A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

     Taxation of Distributions. The Finance Bill, 2003 provides that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge at the rate of 2.5% at the time of the distribution. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

     Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. Effective April 1, 2002, the Finance Act 2001 introduced a new section 115AC in place of the prevailing section 115AC of the Income-tax Act. You should consult your own tax advisor concerning the tax consequences of your particular situation.

     Gains realized upon the sale of ADSs and/or shares that have been held for a period of more than thirty-six months and/or twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and/or shares that have been held for a period of thirty six months or less and/or twelve months or less, respectively, are considered short-term capital gains. Capital gains are taxed as follows:

•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 11%; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 33%, including the applicable surcharge;

•	long-term capital gains realized by a non-resident individual holder upon the sale of equity shares obtained from the redemption of ADSs are subject to tax at a rate of 11%;

•	long-term capital gains realized by a non-resident corporate holder upon the sale of equity shares obtained through the redemption of ADSs are subject to taxation at the rate of 10.25%; and

•	short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed (i) at variable rates with a maximum of 41%, including the prevailing surcharge, in case of foreign companies and (ii) in the range of 30% to 33%, including the applicable surcharge, in the case of resident employees and of non-resident individuals with taxable income over Rs.150,000.

     The Finance Bill, 2003 exempts long-term capital gains from tax when they are derived from the transfer of equity shares in a company listed on a recognized stock exchange in India and acquired on or after March 1, 2003, but before March 1, 2004.

     The above rates may be offset by the applicable credit mechanism allowed under double tax avoidance agreements in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

     According to the Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

     The Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment.

     It is unclear as to whether section 115AC and the Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon redemption of the ADSs.

     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax (i) at variable rates with a maximum rate of 41%, including the prevailing surcharge, in the case of a foreign company and (ii) in the range of 30% to 33%, including the applicable surcharge, in the case of resident employees and of non-resident individuals with taxable income over Rs.150,000.

     Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer.

     Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders are taxed on any resulting gains. We are required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

     Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder is also subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

     Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

     Gift Tax and Estate Duty. Currently, there are no gift taxes or estate duties. These taxes and duties could be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 8%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority. The Finance Bill, 2003 has proposed an increase in the service tax to 8%. If increased, the brokerage or commission paid to stockholders in connection with the sale and purchase of shares would be subject to a service tax of 8%.

United States Federal Taxation

     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or entities treated as corporations for U.S. federal income atx purposes) created in or under the laws of the United States or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts for which a U.S. court exercises primary supervision and one or more U.S. persons have the authority to control all substantial decisions or that has a valid election in effect under applicable U.S Treasury Regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership holds equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding equity shares or ADSs, you should consult your tax advisor.

     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the Internal Revenue Cose of 1986, as amended (the “Code”) and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this filing, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     Each prospective investor should consult tax advisors with respect to taxation on acquisition, ownership or disposing of equity shares or ADSs.

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs. Exchanges of equity shares for ADSs and ADSs for equity shares generally will not be subject to U.S. federal income tax.

     Dividends. Except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated, first, as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and, thereafter, as capital gain.

     Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of, in general, 15% (with lower rates applying to taxpayers in the 10% and 15% rate brackets) for taxable years beginning on or before December 31, 2008. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” (i) if such corporation is eligible for benefits under a qualifying income tax treaty with the United States, or (ii) with respect to its stock or ADSs to which such dividends were paid is readily tradable on an established securities market in the United States. However, a “qualified foreign corporation” does not include a foreign corporation which for the taxable year of the corporation in which such dividends were paid, or the preceding taxable year, is a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the Code. U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the equity shares or ADSs.

     Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares will be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to equity shares or ADSs will generally constitute foreign source “passive income” (or, in the case of certain holders, “financial services income”).

     If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

     Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of equity shares or ADSs equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Under the recently enacted legislation, long-term capital gain rates applicable to individuals have been temporarily reduced, in general, to 15% (with lower rates applying to taxpayers in the 10% and 15% rate brackets) for taxable years beginning on or before December 31, 2008. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation — Indian Taxation — Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. The ability to deduct capital losses may be subject to limitations.

     Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

     Backup Withholding Tax and Information Reporting Requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28% for amounts paid through December 31, 2010, and 31% thereafter) may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

     Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year, including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value, is passive income; or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets, including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, produce or are held for the production of passive income.

     We do not believe that we satisfy either of the tests for passive foreign investment company status for our current taxable year. We will be required to determine our status as a passive foreign investment company on an annual basis. No assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at ordinary income rates on “excess distributions” (as the term is defined in relevant provisions of the Code) and on any gain on a sale or other disposition of equity shares or ADSs;

•	if a “qualified electing fund election” (as the term is defined in relevant provisions of the Code) is made, include in their taxable income their pro rata share of undistributed amounts of our “earnings and profits,” as defined in the Code for these purposes; or

•	if the equity shares or ADSs are “marketable” (as the term is defined in relevant provisions of the Code) and a mark-to-market election is made, mark-to-market the equity shares or ADSs each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

     If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the “qualified electing fund” election.

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

10.F.	Dividends

Not applicable.

10.G.	Statements by experts

Not applicable.

10.H.	Documents on display

     This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC.

     Additionally, documents referred to in this Form 20-F may be inspected at our corporate office, which is located at 7-1-27, Ameerpet, Hyderabad, 500016, India.

10.I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the risk of loss of future earnings or to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables.

     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings. Most of our exposure to market risk arises out of our foreign currency account receivables and our investments in foreign currency denominated deposits.

Risk Management Procedures

     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, and borrowing strategies.

Components of Market Risk

     Our exposure to market risk arises principally from exchange rate risk. Commodity price risk is the other component of our market risk.

     Exchange Rate Risk

     Our exchange rate risk primarily arises from our foreign exchange revenues, receivables and payables and foreign currency deposits. A significant portion of our revenues are in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the Indian rupee and U.S. dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian rupee against the U.S. dollar can adversely affect our results of operations. We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure.

     The forward contracts typically mature between one through seven months. The Indian market for U.S. dollar forward contract is well traded up to 12 months. The counterparties for our exchange contracts are banks and counterparty risk is minimal. These forward contracts are effective hedges from an economic perspective; however they do not qualify for hedge accounting under SFAS No. 133, as amended.

     The following table sets forth foreign currency forward contracts held by us as of March 31, 2003:

Description	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total

Contracts Outstanding (U.S.$ million)	29.00	14.00	13.00	5.00	5.00	2.00	5.00	73.00
Fair Value (Rs.)	47.65	47.68	47.94	48.08	48.22	48.34	48.44	—

Fair value is calculated by considering the spot rate as on the date of reporting period plus the forward premiums for the balance of the outstanding period of the contract. As of March 31, 2003, the spot rate was Rs.47.65 per U.S. Dollar.

     Disclosure – Investments. We have U.S.$32.25 million deposits in foreign currency as a result of our issuance of ADRs. They are placed in fixed deposits dollar instruments. It is expected that proceeds from these deposits may be used to fund overseas expansion of our operations.

     Payables. We have U.S.$16.4 million payables in foreign currency, which is mostly payables due in the next six months. However, as the table given below indicates the Indian rupee has been appreciating in the last one year against the U.S.$, we consider it prudent to leave payables uncovered.

     The conversion ratio of Indian rupees to U.S. dollars for the twelve months ending March 31, 2003 is shown in the below graph:

*Source: OANDA.com, a currency convereter site.

     Interest Rate Risk

     Interest rate risk on our long-term borrowings are not significant.

     Commodity Price Risk

     Our exposure to market risk with respect to commodity prices primarily arises from the fact that we are a purchaser and seller of active pharmaceutical ingredients and the components for such active pharmaceutical ingredients. These are commodity products whose prices can fluctuate sharply over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, though the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Raw material expense forms the largest portion of our operating expenses. The cost of raw materials represented 28.2% of our revenues in fiscal 2003 and 26.0% in fiscal 2002. In fiscal 2003 and fiscal 2002, 22.9% and 16.9%, respectively, of the raw material consumed for our branded and generic formulations operations were supplied by our active pharmaceutical ingredients operations. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies.

     In the normal course of business, we purchase our raw materials under annual supply contracts based on prevailing market conditions. We do not use any derivative financial instruments or futures contracts to hedge our remaining exposure to fluctuations in commodity prices. We do not apply hedging techniques with respect to changes in the purchase prices of our raw materials. Accordingly, significant increases in the prices of our raw materials could affect our results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

     On April 11, 2001, we completed our initial U.S. public offering (“U.S. IPO”), of 13,225,000 American Depositary Shares representing 6,612,500 equity shares, par value Rs.10 per share (including the exercise of the underwriters over allotment option consisting of 1,725,000 American Depositary Shares representing 862,500 equity shares) at a public offering price of $10.04 per American Depositary Share pursuant to a registration statement filed on Form F-1 (File No. 333-13310) filed with SEC (the “Registration Statement”). All of the shares registered were sold. The lead underwriter was Merrill Lynch & Co. and the co-lead underwriters were ABN AMRO Rothschild LLC & Credit Lyonnais Securities (USA) Inc. The proceeds of the offering (prior to the underwriting discount and commissions and expenses of the offering) were U.S.$132.7 million. We paid underwriting discounts and commission of approximately U.S.$7.3 million. A significant portion of other expenses incurred in connection with our U.S. IPO was reimbursed by the Depositary. Accordingly, the net proceeds from the offering after underwriting discounts and commissions was approximately U.S.$125.4 million. A significant portion of the net proceeds from the offering, amounting to U.S.$32.25 million, has been invested in bank deposits. We have satisfied U.S.$74.1 million of our liabilities, thereby reducing our interest outflows substantially. We have also invested an amount of around 9.16 million pounds sterling in the acquisition of DRL (UK) during April 2002. U.S.$10.0 million are converted in Indian rupee deposits and placed in banks in India. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or any affiliates.

ITEM 15. CONTROLS AND PROCEDURES

     See the certifications regarding disclosure controls and procedures set forth in Exhibits 99.1 and 99.2.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16.B. CODE OF ETHICS

     Not applicable.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statement and auditors report for fiscal 2003 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

➢ Independent Auditors Report.

➢ Consolidated Balance Sheets as of March 31, 2002 and 2003.

➢ Consolidated Statements of Income for the years ended March 31, 2001, 2002 and 2003.

➢ Consolidated Statements of Stockholders Equity and comprehensive income for the years ended March 31, 2001, 2002 and 2003.

➢ Consolidated Statements of Cash flow for the years ended March 31, 2001, 2002 and 2003.

➢ Notes to the Consolidated Financial Statements.

Item 19. Exhibits

Exhibit Number	Description of Exhibits

1.1.	Memorandum and Articles of Association of the Registrant dated February 4, 1984.

1.2.	Certificate of Incorporation of the Registrant dated February 24, 1984.

1.3.	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.

2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts issued there under, including the form of American Depositary.

4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.

4.2.*	Amended and Restated License Agreement by and between Dr. Reddy’s Laboratories Limited, Cheminor Drugs Limited, Reddy-Cheminor, Inc., Reddy Netherlands BV, Dr. Reddy’s Research Foundation and Novo Nordisk A/S dated September 21, 1999.

4.3.**	Exclusive License Agreement of DRF 554158 by and between Dr. Reddy’s Laboratories Limited and Novartis Pharma AG dated May 29, 2001.

4.4.**	Dr. Reddy’s Laboratories Ltd. Employee Stock Option Scheme, 2002.

8.	List of subsidiaries of the Registrant.

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Previously filed on March 26, 2001 with the SEC along with Form F-1

** Previously filed with the Company’s Form 20-F for the year ended March 31, 2002

SIGNATURES

The registrant hereby certify that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

For Dr. Reddy’s Laboratories Limited,

	By:	/s/ G.V. Prasad

G.V. Prasad
Executive Vice Chairman & CEO

For Dr. Reddy’s Laboratories Limited,

	By:	/s/ V. S. Vasudevan

V. S. Vasudevan
Hyderabad, India		Chief Financial Officer

September 30, 2003

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Dr. Reddy’s Laboratories Limited

     We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operation, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 4 to the consolidated financial statements, effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Also, as discussed in Note 3 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, Business Combinations.

KPMG

Hyderabad, India
May 30, 2003

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,

	2002		2003		2003

					Convenience
					Translation into U.S.$
					(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	5,109,374	Rs.	7,273,398	U.S.$	153,028
Restricted cash		25,185		26,709		562
Accounts receivable, net of allowances		3,811,699		3,620,020		76,163
Inventories		2,194,275		2,781,384		58,518
Deferred income taxes		199,145		166,510		3,503
Due from related parties		18,477		22,863		481
Other current assets		521,224		1,235,999		26,005

Total current assets		11,879,379		15,126,883		318,260

Property, plant and equipment, net		3,799,112		4,830,480		101,630
Due from related parties		53,592		44,047		927
Investment securities		11,327		8,715		183
Investment in affiliates		262,278		170,184		3,581
Intangible assets		2,865,438		2,867,567		60,332
Other assets		95,861		43,791		921

Total assets	Rs.	18,966,987	Rs.	23,091,667	U.S.$	485,834

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	99,335	Rs.	146,340	U.S.$	3,079
Current portion of long-term debt		6,440		143,801		3,025
Trade accounts payable		1,122,657		1,685,382		35,459
Due to related parties		3,500		4,388		92
Taxes payable		99,637		—		—
Accrued expenses		696,051		769,895		16,198
Other current liabilities		333,124		353,606		7,440

Total current liabilities		2,360,744		3,103,412		65,294

Long-term debt, excluding current portion		47,047		40,909		861
Deferred revenue		288,382		288,382		6,067
Deferred income taxes		657,906		700,274		14,733
Other liabilities		155,476		126,849		2,669

Total liabilities	Rs.	3,509,555	Rs.	4,259,826	U.S.$	89,624

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,515,948 shares as of March 31, 2002 and 2003, respectively		382,580		382,580		8,049
Additional paid-in capital		10,085,004		10,085,004		212,182
Retained earnings		4,986,503		8,322,811		175,106
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(103)
Accumulated other comprehensive income		8,227		46,328		975

Total stockholders’ equity		15,457,432		18,831,841		396,210

Total liabilities and stockholders’ equity	Rs.	18,966,987	Rs.	23,091,667	U.S.$	485,834

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATION
(in thousands, except share data)

	Year ended March 31,

	2001		2002		2003		2003

							Convenience
							Translation into
							U.S.$
							(unaudited)
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.733,841, Rs.789,718 and Rs.817,135 for the years ended March 31, 2001, 2002 and 2003, respectively)	Rs.	10,974,809	Rs.	16,408,797	Rs.	18,069,812	U.S.$	380,177
License fees		—		124,757		—		—
Services		—		89,128		—		—

		10,974,809		16,622,682		18,069,812		380,177
Cost of revenues		5,735,847		6,868,958		7,838,932		164,926

Gross profit		5,238,962		9,753,724		10,230,880		215,251
Operating expenses:
Selling, general and administrative expenses		2,818,870		3,667,587		5,020,316		105,624
Research and development expenses		508,837		741,644		1,374,893		28,927
Amortization expenses		482,334		487,715		419,439		8,825
Foreign exchange (gain)/loss		(62,105)		(208,965)		70,108		1,475

Total operating expenses		3,747,936		4,687,981		6,884,756		144,851

Operating income		1,491,026		5,065,743		3,346,124		70,400
Equity in loss of affiliates		(31,520)		(130,534)		(92,094)		(1,938)
Other (expense)/income, net		(387,005)		154,480		683,124		14,372

Income before income taxes and minority interest		1,072,501		5,089,689		3,937,154		82,835
Income taxes		(321,396)		(153,844)		(398,062)		(8,375)
Minority interest		(9,155)		(14,803)		(6,734)		(142)

Net income	Rs.	741,950	Rs.	4,921,042	Rs.	3,532,358	U.S.$	74,318

Earnings per equity share
Basic		11.74		64.73		46.16		0.97
Diluted		11.74		64.62		46.16		0.97
Weighted average number of equity shares used in computing earnings per equity share
Basic		63,177,560		76,027,565		76,515,948		76,515,948
Diluted		63,177,560		76,149,568		76,516,731		76,516,731

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Equity Shares

				Additional
	No. of			Paid In		Comprehensive
	shares	Amount		Capital		Income

Balance as of March 31, 2000	63,177,560		315,889		4,296,154

Dividends	—		—		—		—
Common stock issued	—		—		—		—
Comprehensive income	—		—		—		—
Net income	—		—		—	Rs.	741,950
Translation adjustment	—		—		—		4,816
Unrealized gain on investments, net of tax	—		—		—		243

Comprehensive income	—		—		—	Rs.	747,009

Balance as of March 31, 2001	63,177,560		315,889		4,296,154

Dividends	—		—		—		—
Common stock issued for ADS listing	13,225,000		66,125		5,716,600		—
Common stock issued for acquisition of minority interest	113,388		566		72,250		—
Comprehensive income	—		—		—		—
Net income	—		—		—	Rs.	4,921,042
Translation adjustment	—		—		—		2,337
Unrealized gain on investments, net of tax	—		—		—		(276)

Comprehensive income	—		—		—	Rs.	4,923,103

Balance as of March 31, 2002	76,515,948		.382,580		10,085,004

Dividends	—		—		—		—
Net loss for the quarter ended March 31, 2003 for the change in the fiscal year end of a consolidated subsidiary	—		—		—		—
Comprehensive income	—		—		—		—
Net income	—		—		—	Rs.	3,532,358
Translation adjustment	—		—		—		38,073
Unrealized gain on investments, net of tax	—		—		—		28

Comprehensive income	—		—		—	Rs.	3,570,459

Balance as of March 31, 2003 (unaudited)	76,515,948	Rs.	382,580	Rs.	10,085,004

Convenience translation into U.S.$		U.S.$	8,049	U.S.$	212,182

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Accumulated
				Other
	Equity Shares held by a			Comprehensive		Retained
	Controlled Trust			Income		Earnings

	No. of							Total Stockholders’
	Shares	Amount						Equity

Balance as of March 31, 2000	41,400	Rs.	(4,882)	Rs.	1,107	Rs.	18,978		4,627,246

Dividends	—		—		—		(133,791)		(133,791)
Common stock issued	—		—		—		—		—
Comprehensive income	—		—		—		—		—
Net income	—		—		—		741,950		741,950
Translation adjustment	—		—		4,816		—		4,816
Unrealized gain on investments, net of tax	—		—		243		—		243
Comprehensive income	—		—		—		—		—
Balance as of March 31, 2001	41,400		(4,882)		6,166		627,137		5,240,464

Dividends	—		—		—		(561,676)		(561,676)
Common stock issued for ADS listing	—		—		—		—		5,782,725
Common stock issued for acquisition of minority interest	—		—		—		—		72,816
Comprehensive income	—		—		—		—		—
Net income	—		—		—		4,921,042		4,921,042
Translation adjustment	—		—		2,337		—		2,337
Unrealized gain on investments, net of tax	—		—		(276)		—		(276)
Comprehensive income	—		—		—		—		—
Balance as of March 31, 2002	41,400		(4,882)		8,227		4,986,503		15,457,432

Dividends	—		—		—		(191,290)		(191,290)
Net loss for the quarter ended March 31, 2003 for the change in the fiscal year end of a consolidated subsidiary	—		—		—		(4,760)		(4,760)
Comprehensive income	—		—		—		—
Net income	—		—		—		3,532,358		3,532,358
Translation adjustment	—		—		38,073		—		38,073
Unrealized gain on investments, net of tax	—		—		28		—		28
Comprehensive income	—		—		—		—		—

Balance as of March 31, 2003 (unaudited)	41,400	Rs.	(4,882)	Rs.	46,328	Rs.	8,322,811	Rs.	18,831,841

Convenience translation into U.S.$		U.S.$	(103)	U.S.$	975	U.S.$	175,106	U.S.$	396,210

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Year ended March 31,

	2001		2002		2003		2003

							Convenience
							translation into U.S.$
							(unaudited)
Cash flows from operating activities:
Net income	Rs.	741,950	Rs.	4,921,042	Rs.	3,532,358	U.S.$	74,318
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense/(benefit)		19,532		(268,589)		547		12
Gain on sale of investments		—		(19,420)		(6,284)		(132)
Depreciation and amortization		895,851		946,280		1,017,813		21,414
Loss on sale of property, plant and equipment		14,177		27,050		248		5
Provision for doubtful accounts receivable		128,406		78,700		93,883		1,975
Allowance for sales returns		57,342		92,130		193,229		4,065
Inventory write-downs		3,103		103,141		34,239		720
Equity in loss of affiliates		31,520		130,534		92,094		1,938
Write-down of investment		—		8,209		1,679		50
Unrealized exchange (gain)/loss on remeasurement		8,057		(81,926)		79,947		1,667
Minority interest		9,155		14,803		6,734		142
Changes in operating assets and liabilities:
Accounts receivable		(725,065)		(1,451,643)		159,697		3,360
Inventories		(300,070)		(365,088)		(440,856)		(9,275)
Other assets		(117,721)		(180,960)		(665,278)		(13,997)
Due to / from related parties,net		(26,413)		(11,791)		5,997		126
Trade accounts payable		(295,170)		364,260		584,958		12,307
Accrued expenses		114,341		310,669		66,357		1,396
Deferred revenue		—		218,569		—		—
Taxes payable		19,286		(64,445)		(113,903)		(2,396)
Other liabilities		38,815		(118,740)		(276,727)		(5,822)

Net cash provided by operating activities		617,096		4,652,785		4,366,732		91,873

Cash flows from investing activities:
Restricted cash		27,592		(6,515)		(1,524)		(32)
Expenditures on property, plant and equipment		(488,989)		(1,090,321)		(1,515,721)		(31,890)
Proceeds from sale of property, plant and equipment		68,136		49,301		4,311		91
Purchase of investment securities		(276,186)		(2,450,648)		(2,933,474)		(61,718)
Proceeds from sale of investment securities		—		2,363,680		2,939,603		61,847
Expenditures on intangible assets		(20,000)		(398,440)		(96,999)		(2,041)
Acquisition of minority interest		—		—		(3,208)		(67)
Cash paid for acquisition, net of cash acquired		—		—		(347,684)		(7,315)

Net cash used in investing activities		(689,447)		(1,532,943)		(1,954,696)		(41,126)

Cash flows from financing activities:
Proceeds from issuance of equity, net of expenses		—		5,782,725		—		—
Proceeds from/(repayments of) borrowing from banks, net		112,971		(2,469,761)		43,700		919
Proceeds from issuance of long-term debt		219,820		6,141		1,009		21
Repayment of long-term debt		(282,465)		(1,335,546)		(6,440)		(135)
Principal payments under capital lease obligations		(3,506)		(109)		—		—
Dividends		(133,791)		(561,676)		(191,290)		(4,025)
Payment of dividend to minority interest in subsidiary		(709)		—		—		—

Net cash provided by/(used in) financing activities		(87,680)		1,421,774		(153,021)		(3,219)

Effect of exchange rate changes on cash		81,501		88,779		(94,991)		(1,999)

Net increase / (decrease) in cash and cash equivalents during the year		(78,530)		4,630,395		2,164,024		45,530
Cash and cash equivalents at the beginning of the year		557,509		478,979		5,109,374		107,498

Cash and cash equivalents at the end of the year	Rs.	478,979	Rs.	5,109,374	Rs.	7,273,398	U.S.$	153,028

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	355,846	Rs.	123,155	Rs.	34,465	U.S.$	725

	Year ended March 31,

	2001	2002	2003	2003

				Convenience
				translation into U.S.$
				(unaudited)
Income taxes	296,502	456,970	682,285	14,355
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the year	16,301	71,715	167,920	3,533
Non cash investing activities
Consideration loan notes issued on acquisition	—	—	136,653	2,875

See accompanying notes to the consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1.	Overview

     Dr. Reddy’s Laboratories Limited (“DRL”) together with its subsidiaries (collectively, the “Company”) is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, diagnostics, critical care and biotechnology, and drug discovery. The Company’s principal research and development and manufacturing facilities are located in Andhra Pradesh, India with principal marketing facilities in India, Russia, the United States, the United Kingdom, Brazil and France. The Company’s shares trade on several stock exchanges in India and, since April 11, 2001, on the New York Stock Exchange in the United States. The list of subsidiaries are as follows:

•	DRL Investments Limited

•	Reddy Pharmaceuticals Hong Kong Limited (“RPHL”)

•	Reddy Antilles N.V. (“Antilles”)

•	Reddy US Therapeutics, Inc. (“Reddy US”)

•	Dr. Reddy’s Laboratories, Inc. (“DRLI”)

•	Dr. Reddy’s Farmaceutica Do Brazil Ltda. (“DRFBL”)

•	Aurigene Discovery Technologies Limited (“ADTL”)

•	Dr. Reddy’s Laboratories (EU) Limited (“DRL EU”)

•	Dr. Reddy’s Laboratories (Proprietary) Limited (“DRSA”)

•	Cheminor Investments Limited

•	Compact Electric Limited (“Compact”)

•	OOO JV Reddy Biomed Limited (“Reddy Biomed”)

•	Reddy Netherlands B.V. (“RNBV”)

•	Reddy Pharmaceuticals Singapore Pte Ltd. (“RPS”)

•	Reddy Cheminor S.A. (“RCSA”)

•	Zenovus Biotech Private Limited (“ZBL”)

•	Aurigene Discovery Technologies Inc. (“ADTI”)

•	Dr. Reddy’s Laboratories (UK) Limited (“DRL UK”)

•	Kunshan Rotam Reddy Pharmaceutical Co. Ltd. (“Reddy Kunshan”)

2.	Significant accounting policies

     a)     Basis of preparation

     The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     b)     Functional currency

     The functional currency of the Company, including its consolidated foreign subsidiaries, except Reddy US, DRL EU, DRL UK and ADTI is the Indian rupee, being the currency of the primary economic environment in which the Company operates. The functional currency of Reddy US and ADTI, consolidated subsidiaries, is the U.S. dollar and the functional currency of DRL EU and DRL UK, consolidated subsidiaries, is the Pound Sterling, being the currency of the primary economic environments in which they respectively operate.

     The other foreign subsidiaries of the Company (i.e., those except Reddy US, DRL EU, DRL UK and ADTI) operate as marketing arms of the parent company in the respective countries/regions.

Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. Based on an individual and collective evaluation of these economic factors, management has determined that the Indian rupee is the functional currency of these entities.

     In respect of the subsidiaries for which the foreign currency is their respective functional currency, the assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupees at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income.

     c)     Convenience translation

     The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2003 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York, of U.S.$1 = Rs.47.53. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     d)     Principles of consolidation

     The consolidated financial statements include the financial statements of DRL, all of its subsidiaries, which are more than 50% owned and controlled and Dr. Reddy’s Research Foundation (“Research Foundation”), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company. The Company does not consolidate entities where the minority shareholders have certain significant participating rights which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted by the equity method of accounting. All material inter-company balances and transactions are eliminated on consolidation.

     The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company’s equity in the income/loss of equity method affiliates, Aurantis Farmaceutica Ltda, Brazil (“Aurantis”), Reddy Kunshan and Pathnet India Private Limited (“Pathnet”), is included in the statement of operations. Inter-company profits and losses have been eliminated until realized by the investor or investee.

     Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition. During the current year, Reddy Biomed, a consolidated subsidiary, has changed its accounts closing date from December 31 to March 31. Accordingly, the Company has eliminated the three month lag and has included the financial statements of Reddy Biomed for the year ended March 31, 2003. As a result, the results of operations for the quarter ended March 31, 2003, which amounted to a loss of Rs.4,760 (Roubles 3,113) has been recorded directly to the retained earnings.

     e)     Cash equivalents

     The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

     f)     Revenue recognition

Product sales

     Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally, the stockists or formulations manufacturers and when the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.

     Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards are transferred to the customers, generally on shipment of products.

     Revenue from product sales includes excise duty and is shown net of sales tax and applicable discounts and allowances.

     Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by the Company when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.

     Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.

     The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners as all the conditions under SAB 101 are met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by the Company when the realization is certain under the guidance given in SAB 101.

     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on the historical trends. The Company has the ability to make a reasonable estimate of the amount of future returns due to large volumes of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products launched or expected to be launched, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, the Company evaluates the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

     License fees

     Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where the Company has no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received.

     Services

     The Company carries out certain sub-contract activities on behalf of other pharmaceutical companies. Revenues from these activities are recognized as per the terms of the contracts when the services are performed.

     g)     Shipping and handling costs

     Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

     h)     Inventories

     Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise engineering spares such as machinery spares and consumables such as lubricants, cotton waste and oils, which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost in the case of raw materials and stores and spares comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labor, material costs and production overhead.

     A write-down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

     Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-offs, if any, are included in cost of goods sold.

     i)     Investment securities

     Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.

     Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders’ equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary results in reduction in the carrying amount to fair value. Such impairment is charged to the statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in-first-out method and are included in earnings.

     Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.

     j)     Derivative financial instruments

     Derivatives and hedge accounting. On April 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31.

     The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately. No initial transition adjustments were required to adopt SFAS No. 133.

     k)     Property, plant and equipment

     Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital leases are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings
-Factory and administrative buildings	30 to 40 years
-Ancillary structures	3 to 10 years
Plant and machinery	3 to 15 years
Furniture, fixtures and office equipment	4 to 8 years
Vehicles	4 to 5 years
Computer equipment	3 years

     Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     l)     Intangible assets

     Intangible assets consist of goodwill representing the excess of purchase cost over the fair value of the net tangible and identified intangible assets of businesses acquired, and other acquired intangibles, which include trademarks, customer related intangibles and non-compete arrangements. The acquisition of product brands is recorded as purchase of intangible assets. The assets are recorded on the date of acquisition at cost. Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower. Other intangible assets are amortized on the straight-line method over the period during which the benefits are expected to accrue from these assets. Such periods are as follows:

Goodwill	Tested for impairment at least annually
Trademarks	5 to 10 years
Non-compete arrangements	1.5 to 10 years
Marketing know-how	6 months
Customer-related intangibles	5 years

     m)     Impairment or disposal of long-lived assets and long-lived assets to be disposed of

     Impairment or disposal of long-lived assets. Effective April 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains the fundamental provisions of SFAS No. 121.

     SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to separately report discontinued operations and extends that reporting to a component of an entity that an entity has disposed of, or classified as held-for-sale. SFAS No. 144 requires that the Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell. Similarly, under SFAS No. 144, discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet been incurred.

     n)     Start-up costs

     Costs of start-up activities including organization costs are expensed as incurred.

     o)     Research and development

     Research and development cost is expensed as incurred. Capital expenditures incurred on equipment and facilities acquired or constructed for research and development activities, and having alternative future uses, is capitalized as property, plant and equipment when acquired or constructed.

     p)     Foreign currency transactions

     Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income. For entities that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee.

     q)     Stock-based compensation

     The Company uses the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation as amended by SFAS No. 148, Accounting for Stock-based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123.

     r)     Income taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is uncertain.

     s)     Earnings per share

     In accordance with SFAS No. 128, Earnings per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

     t)     Recent accounting pronouncements

     In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The recognition requirements are effective for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 did not have any impact on the consolidated financial statements of the Company. The disclosure provisions of FIN No. 45 have been adopted by the Company for the year ended March 31, 2003.

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may elect to report the change in accounting as a cumulative-effect adjustment. Adoption of EITF Issue No. 00-21 will not have a material impact on the consolidated financial statements of the Company.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. The Company uses the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The disclosure provisions of SFAS No. 148 have been adopted by the Company for the year ended March 31, 2003.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. Adoption of FIN No. 46 will not have any impact on the consolidated financial statements of the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company is evaluating the impact of adoption of SFAS No. 149 on its consolidated financial statements.

     On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer.

     The Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 will not have any impact on the consolidated financial statements of the Company.

3.	Business combinations

     In June 2001, the Financial Accounting Standards (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, which require that the purchase method of accounting be used for all business combinations consummated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

     Merger with Cheminor

     On July 31, 2000, the shareholders of the Company and Cheminor approved a plan of merger. The final court approval for the merger was received in December 2000. The consummation of the combination and the transfer of shares were completed on February 20, 2001. Under the terms of the combination agreement, each outstanding equity share of Cheminor has been exchanged for 0.36 newly issued equity shares of DRL. Accordingly, upon consummation of the merger, 5,142,942 equity shares of the Company were issued to the Cheminor shareholders. The operations of Cheminor have been merged with the Company and Cheminor has ceased to exist as a distinct legal entity.

     This business combination has been accounted for under the pooling-of-interests method of accounting and accordingly financial statements presented for all prior periods have been restated to include the results of operations, financial position and cash flow of Cheminor. The adjustments eliminate the effects of intercompany transactions. The effects of conforming Cheminor’s accounting policies to those of DRL were not material.

     Acquisition of minority interest

     American Remedies Limited

     Under the scheme of arrangement for a merger with American Remedies Limited (“American Remedies”), the Company acquired the balance of the shares it did not yet own (12.9% interest), reflected as a minority interest, through an exchange of shares. Subsequently, American Remedies has ceased to exist as a separate legal entity. This transaction was consummated on October 26, 2001 and has been accounted under the purchase method as a step acquisition.

     As per the scheme of arrangement, one share of the Company (two shares post split) was issued in exchange for every 12 shares of American Remedies. Accordingly, the Company has issued 56,694 (113,388 post split) shares valued at Rs.1,284.39 per share. The fair value of the shares has been determined, based on the market price of shares over a five day period before and after July 15, 2000, i.e. the date when the Company reached an agreement on the purchase price and when the proposed transaction was announced. However, the consummation was delayed due to the delay in obtaining necessary legal and regulatory approval as required by the Indian Companies Act, to bring the Company and American Remedies into a single legal entity.

     The purchase cost of Rs.72,817, being the fair value of the shares issued, has been allocated as follows:

Current assets	Rs.	6,516
Trademarks		65,340
Other non current assets		31,183

Total assets		103,039

Deferred tax liabilities		23,326
Other liabilities assumed		6,896

Purchase cost	Rs.	72,817

     Dr. Reddy’s Laboratories Inc.

     In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder for a cash consideration of Rs.1,072. This acquisition has been accounted for by the purchase method. The acquisition resulted in goodwill of Rs.1,072. The terms of the purchase also provide for contingent consideration not exceeding U.S.$14,000 over the next ten years based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the years ended March 31, 2002 and 2003, as certain specified targets have been met, DRLI has paid/accrued Rs.125,940 (U.S.$2.3 million) and Rs.66,595 (U.S.$1.4 million) which has been recorded as goodwill.

     Dr. Reddy’s Laboratories (EU) Limited

     On April 11, 2002, the Company acquired the entire share capital of the UK Subsidiaries, for a total consideration of Rs.644,413 (U.K. Pounds Sterling 9.16 million). The purchase consideration consists of:

Cash	Rs.	438,216
Loan notes		128,108
Direct acquisition costs		7,739

		574,063
Contingent consideration		70,350

	Rs.	644,413

     At the date of acquisition, the Company has recorded the cost of the acquisition as Rs.574,063, consisting of the cash paid, loan notes issued, and the direct acquisition costs. The agreement includes the payment of a contingent consideration amounting up to Rs.70,350, which is held in an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that may arise pertaining to the periods prior to the acquisition. Therefore, this amount has not been included in the determination of the cost of acquisition initially. The acquisition agreement stipulates that the contingent consideration is payable over a period of five years with final payment if any in 2007. Accordingly, any amount adjusted towards the contingency during the escrow period would be expensed in the period of payment and any amount paid out of the unadjusted consideration will be recorded as goodwill when the uncertainty is resolved.

     DRL EU and DRL UK are U.K. based pharmaceutical companies engaged in the manufacture and marketing of generic pharmaceuticals. As a result of the acquisition, DRL has gained entry into the U.K. generics market. The Company has accounted for the acquisition under the purchase method. Accordingly, the financial results for the period April 11, 2002 through March 31, 2003 have been included in the consolidated financial statements of the Company. The purchase cost of Rs.574,063 has been allocated as follows:

Current assets
Cash	Rs.	98,271
Other current assets		269,477
Property, plant and equipment		109,811
Intangibles
Goodwill		10,217
Trademarks		153,189
Customer-related intangibles		106,946
Non-compete arrangements		26,736
Other intangibles		6,859
Other assets		2,327

Total assets		783,833
Liabilities assumed		(141,116)

Deferred tax liability		(68,654)

Purchase cost	Rs.	574,063

     Customer related intangibles represent the fair value of the existing customer lists of the acquired companies. The estimated useful life of all the intangibles is 5 years other operating leases which are amortized over 4 years.

     Pro forma information: The table below reflects unaudited pro forma consolidated results of operations as if the above acquisitions had been made at the beginning of the periods presented below.

	Year ended March 31,

	2002		2003

	(unaudited)		(unaudited)
Revenues	Rs.	16,637,986	Rs.	18,081,099
Net income		4,923,965		3,530,464
Earnings per equity share:
Basic		64.77		46.14
Diluted		64.66		46.14
Weighted average number of equity shares used in computing earnings per equity share:
Basic		76,027,565		76,515,948
Diluted		76,149,568		76,516,731

     The unaudited pro forma consolidated results of operations include adjustments to give effect to amortization of intangibles and certain other adjustments. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

4.	Goodwill and intangible assets

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No.142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill and net other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397, respectively.

     The following table presents the changes in goodwill during the years ended March 31, 2002 and 2003:

	Year ended March 31,

	2002		2003

Balance at the beginning of the year	Rs.	1,516,050	Rs.	1,473,605
Acquired during the year		125,940		76,814
Amortised during the year		168,385
Impairment losses recognized		—		—

Balance at the end of the year	Rs.	1,473,605	Rs.	1,550,419

     The following table presents acquired and amortized intangible assets as of March 31, 2003:

	As of March 31, 2003

	Gross carrying		Accumulated
	amount		amortization

Trademarks	Rs.	2,544,525	Rs.	1,166,456
Non-compete arrangements		108,520		85,540

	As of March 31, 2003

	Gross carrying		Accumulated
	amount		amortization

Marketing know-how		80,000		80,000
Customer related intangibles		114,080		22,164
Others		7,618		1,491

	Rs.	2,854,743	Rs.	1,355,651

     The aggregate amortization expense for the years ended March 31, 2001, 2002 and 2003 was Rs.482,334, Rs.487,715 and Rs.419,439, respectively.

     Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2004	Rs.	373,468
2005		333,252
2006		288,528
2007		260,643
2008		243,201

     The following table discloses what reported net income and basic and diluted earnings per share would have been in all periods presented, excluding amortization of goodwill:

	Year ended March 31,

	2002		2003

Net income, as reported	Rs.	4,921,042	Rs.	3,532,358
Add: Amortization of goodwill		168,385		—

Net income, as adjusted	Rs.	5,089,427	Rs.	3,532,358

Earnings per share: Basic
Earnings per share, as reported		64.73		46.16
Add: Amortization of goodwill		2.21		—

Earnings per share, as adjusted		66.94		46.16

Earnings per share: Diluted
Earnings per share, as reported		64.62		46.16
Add: Amortization of goodwill		2.21		—

Earnings per share, as adjusted		66.83		46.16

     The intangible assets as of March 31, 2003 have been allocated to the following segments:

			Active
			Pharmaceutical
	Formulations		Ingredients		Generics		Total

Goodwill	Rs.	349,774	Rs.	997,025	Rs.	203,620	Rs.	1,550,419
Trademarks		1,224,950		—		153,119		1,378,069
Non-compete arrangements		—		—		22,980		22,980
Marketing know-how		—		—		91,916		91,916
Customer related intangibles		—		—		6,127		6,127
Others		—		—

	Rs.	1,574,724	Rs.	997,025	Rs.	477,762	Rs.	3,049,511

5.	Cash, cash equivalents and restricted cash

     Cash and cash equivalents comprise cash and cash on deposit placed with banks in the normal course of business operations. Restricted cash represents margin money deposits against guarantees and letters of credit. Restrictions on such deposits are released on the expiry of the terms of guarantee and letters of credit.

6.	Accounts receivable

     The accounts receivable as of March 31, 2002 and 2003 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, including receivables sold with recourse, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralized.

     The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,

	2002		2003

Balance at the beginning of the year	Rs.	183,706	Rs.	151,215
Additional provision		78,700		93,883
Bad debts charged to provision		(111,191)		(103,149)

Balance at the end of the year	Rs.	151,215	Rs.	141,949

7.	Inventories

     Inventories consist of the following:

	As of March 31,

	2002		2003

Raw materials	Rs.	614,465	Rs.	833,663
Stores and spares		190,922		285,739
Work-in-process		515,958		676,742
Finished goods		872,930		985,240

	Rs.	2,194,275	Rs.	2,781,384

     During the years ended March 31, 2001, 2002 and 2003 the Company recorded an inventory write-down of Rs.3,103, Rs.103,141 and Rs.34,239, respectively, resulting from a fall in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of goods sold.

8.	Other assets

     Other assets consist of the following:

	As of March 31,

	2002		2003

Prepaid expenses	Rs.	37,402	Rs.	182,531
Advances to suppliers		66,039		83,077
Balances with statutory authorities		104,826		93,774
Deposits		86,464		68,916
Others		322,354		851,492

		617,085		1,279,790
Less: Current assets		521,224		1,235,999

	Rs.	95,861	Rs.	43,791

     Balances with the statutory authorities represent amounts deposited with the excise authorities and the unutilized excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.

     Deposits mainly comprise telephone, premises and other deposits. Others mainly represents receivables of duties and income tax deducted at source on interest received by the Company.

9.	Property, plant and equipment, net

     Property, plant and equipment consist of the following:

	As of March 31,

	2002		2003

Land	Rs.	137,201	Rs.	190,612
Buildings		1,103,476		1,315,896
Plant and machinery		3,884,526		4,692,699
Furniture, fixtures and equipment		307,487		566,905
Vehicles		95,178		130,640
Computer equipment		191,457		276,315
Capital work-in-progress		513,388		637,880

		6,232,713		7,810,947
Accumulated depreciation		(2,433,601)		(2,980,467)

	Rs.	3,799,112	Rs.	4,830,480

     Depreciation expense for the years ended March 31, 2001, 2002 and 2003 was Rs.413,517, Rs.458,565 and Rs.598,374, respectively.

10.	Investment securities

     Investment securities consist of the following:

	As of March 31, 2002								As of March 31, 2003

			Gross		Gross								Gross
			Unrealized		Unrealized						Gross		Unrealized
	Carrying		Holding		Holding				Carrying		Unrealized		Holding
	Value		Gains		Losses		Fair Value		Value		Holding Gains		Losses		Fair Value

Equity securities	Rs.	4,692	Rs.	1,897	Rs.	(657)	Rs.	5,932	Rs.	4,692	Rs.	1,355	Rs.	(80)	Rs.	5,967
Debt securities		25		—		—		25		20		—		—		20

		4,717		1,897		(657)		5,957		4,712		1,355		(80)		5,987

Non-marketable equity securities		5,370		—		—		5,370		2,728		—		—		2,728

	Rs.	10,087	Rs.	1,897	Rs.	(657)	Rs.	11,327	Rs.	7,440	Rs.	1,355	Rs.	(80)	Rs.	8,715

     Debt securities as of March 31, 2003 mature between one through five years. Dividends from securities available for sale during the years ended March 31, 2001, 2002 and 2003 were Rs.130, Rs.35 and Rs.175, respectively, and are included in other income. Gain on sale of mutual funds during the years ended March 31, 2001, 2002 and 2003 were Rs.Nil, Rs.19,420 and Rs.6,284, respectively. Proceeds from sale of securities available for sale were Rs.Nil, Rs.2,363,680 and Rs.2,939,603 during the years ended March 31, 2001, 2002 and 2003, respectively.

11.	Operating leases

     The Company leases office and residential facilities under operating lease agreements, cancelable at any time and are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs.30,309, Rs.52,067 and Rs.80,627 for the years ended March 31, 2001, 2002 and 2003, respectively.

12.	Investment in affiliates

     Aurantis: During the year ended March 31, 2002, the Company discontinued its association with Aurantis, a 50% joint venture in Brazil. The Company's equity in the loss of Aurantis for the year ended March 31, 2002 was Rs. 45,583 and the carrying value as of March 31, 2002 was reduced to Rs. Nil.

     Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the year ended March 31, 2002, the Company acquired an additional 4.9% interest in Reddy Kunshan for a cash consideration of Rs.47,532. Consequently, the Company’s interest in Reddy Kunshan has increased to 51%.

     Three of the directors of the Company are on the board of directors of Reddy Kunshan, which is comprised of seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the majority approval of at least five of the seven directors of the board. These significant decisions include amendments to the Articles, suspensions of the operations, alterations to the registered capital, etc. As the Company does not have control over the board and as the other partners have significant participating rights, acting on its own, the Company will not be in a position to control or take any significant operating decisions of Reddy Kunshan and would require approval of other shareholders. Therefore, the Company has accounted for its 51% interest by the equity method.

     The Company’s equity in the loss of Reddy Kunshan for the years ended March 31, 2002 and 2003 was Rs.47,513 and Rs.66,177, respectively. The carrying value of the investment in Reddy Kunshan as of March 31, 2002 and 2003 was Rs.236,361 and Rs.170,184, respectively.

     Pathnet: Pathnet is engaged in the business of setting up medical pathology laboratories. The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs.4,000. During the year ended March 31, 2002 the Company further invested Rs.60,310. The Company has accounted for its 49% interest in Pathnet by the equity method. The Company’s equity in the loss of Pathnet for the years ended March 31, 2002 and 2003 was Rs.37,438 and Rs.25,917, respectively. The carrying value of the investment in Pathnet as of March 31, 2002 and 2003 was Rs.25,917 and Rs.Nil, respectively.

13.	Financial instruments and concentration of risk

     Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and investment securities. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers.

     Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. Under this arrangement the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amount upon further sales made by it to the end customer. During the years ended March 31,

2002 and 2003, receivables from PAR under this arrangement aggregated to Rs.849,594 and Rs.734,042, representing 22.3% and 20.3% of the total receivables, and revenues from PAR under this arrangement aggregated to Rs.4,039,980 and Rs.3,506,874, representing 24.3% and 19.4% of the total revenues of the Company.

     Derivative financial instruments. The Company enters into certain forward foreign exchange contracts where the counterparty is generally a bank. The Company does not consider the non-performance by the counterparty to be significant.

     The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of March 31,

	2002	2003

Forward exchange contracts (sell)	—	U.S.$73,000

     The foreign forward exchange contracts mature between one to seven months.

14.	Research and development arrangement

     The Company undertakes research and development activities through the Research Foundation, a special purpose entity organized as a trust to avail certain tax benefits under the Indian Income Tax Rules. The Research Foundation currently conducts research and development activities primarily for the Company. The operations of the Research Foundation are funded by the Company and as a result this entity has been consolidated in the financial statements.

     On February 27, 1997, the Company entered into a formal research and development arrangement with the Research Foundation whereby the Research Foundation will undertake for the Company basic and applied research in the fields of diabetes, obesity and dyslipidemia (“Specified Research”). The cost of Specified Research will be funded by the Company. At present the Research Foundation does not undertake any other research for any other entity. The Company will have the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation during the term of and as a result of work funded by the Company on the Specified Research.

15.	Borrowings from banks

     The Company has a line of credit of Rs.3,931,600 and Rs.3,735,000 as of March 31, 2002 and 2003, from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the banks, which averaged 12.54% and 10.5% during the years ended March 31, 2002 and 2003, respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

16.	Long-term debt

     Long-term debt consists of the following:

	As of March 31,

	2002		2003

Rupee term loans	Rs.	53,487	Rs.	48,057
Loan notes		—		136,653

		53,487		184,710

	As of March 31,

	2002		2003

Less: Current portion		(6,440)		(143,801)

Non-current portion	Rs.	47,047	Rs.	40,909

     Long-term debts other than loan notes are secured by a charge over the property, plant and equipment of the Company and contain financial covenants and restrictions on indebtedness.

     An interest rate profile of long-term debt is given below:

	Year ended March 31,

	2001	2002	2003

Debentures	14.0% to 17.3%	—	—
Foreign currency loans	5.7% to 7.8%	—	—
Loan notes	—	—	4%
Rupee term loans	2.0% to 18.5%	2.0% to 14.0%	2.0% to 12.0%

     Loan notes are payable on demand. A maturity profile of other long-term debt outstanding is as follows:

Maturing in the year ending March 31:
2004		7,148
2005		7,148
2006		7,148
2007		7,148
2008		6,158
Thereafter		13,307

	Rs.	48,057

     The estimated fair value amounts of rupee term loans amounts to Rs.56,679 and Rs.33,008 as of March 31, 2002 and 2003, respectively.

17.	Shareholders equity

Equity shares and dividends

     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as of that date. Indian statutes on foreign exchange govern the remittance of dividends outside India.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

     Dividends on common stock are recorded as a liability at the point of their approval by the shareholders in the Annual General Meeting. The shareholders approved and the Company paid dividends of Rs.133,791, Rs.561,676 and Rs.191,290 during the years ended March 31, 2001, 2002 and 2003, respectively. The dividend per share was Rs.3.87, Rs.7.38 and Rs.2.5 during the years ended March 31, 2001, 2002 and 2003, respectively.

     Public Offering in the United States of America

     On April 11, 2001, the Company made a public offering of its American Depositary Shares (“ADSs”) to international investors. The offering consisted of 13,225,000 ADSs representing 13,225,000 equity shares (adjusted for share split), at an offering price of U.S.$10.04 per ADS amounting to Rs.5,782,725, net of expenses. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the other equity shares. As a part of this offering, 8,602,152 equity shares of Rs.5 each allotted and outstanding against Global Depository Receipts issued and outstanding have also been converted to American Depository Shares.

     Share split

     In September 2001, the shareholders of the Company, approved a two-for-one share split with an effective date of October 25, 2001. All references in the consolidated financial statements to number of shares and per share amounts of the Company’s equity shares have been retroactively restated to reflect the increased number of equity shares outstanding as a result of the share split.

     Cheminor Employee Welfare Trust

     During the year ended March 31, 1997, the Company established a controlled trust called the Cheminor Employee Welfare Trust (“Welfare Trust”). Under this plan, the Welfare Trust would purchase shares of the Company from the open market out of funds borrowed from the Company and would grant these shares to eligible employees. The Welfare Trust has, in the aggregate, purchased 41,400 shares of the Company at a cost of Rs.4,882. However, no shares have been granted to the employees. The shares held by the Welfare Trust are reported as a reduction from stockholders’ equity.

18.	Deferred revenue

     The Company entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company licensed two molecules for further development and conducting clinical trials. Under the arrangement, the Company received non-refundable upfront license fees on signing of the agreement and non-refundable payments on achievement of defined milestones. As of March 31, 2002, the Company has received unamortized non-refundable upfront license fees of Rs.52,832. On July 22, 2002, Novo Nordisk announced that it had suspended clinical trials with respect to one of the compounds due to unsatisfactory results from the trials. However, in respect of the other compound, the trials are progressing. As the upfront payment is a composite amount received for both the compounds, and as the fair value for each compound cannot be determined, the entire amount is being deferred and would be amortized over the remaining milestone amounts to be received from the development of the other compound.

     In addition, on September 30, 2001 the Company, pursuant to an agreement entered into with Novartis Pharma AG (“Novartis”), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, the Company, during the year ended March 31, 2002, received Rs.235,550 (U.S.$5 million) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee has been deferred and will be recognized in accordance with its accounting policy proportionately upon the receipt of stated milestones. In June 2002, Novartis decided to discontinue further development of the compound but continued its collaboration with the Company for an additional dual acting insulin sensitiser compound (the “backup compound”). Under the terms of the agreement, Novartis has the rights for the backup compound, which the Company is in the process of developing. As the agreement is not discontinued, the deferred revenue has not been recognized as revenue in the current year.

19.	Employee stock incentive plans

     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The Scheme covers all employees of DRL and employees of all its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

     The DRL 2002 Plan further provides that in no case shall the Per Share Exercise Price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a Per Share Exercise Price lesser than the fair market value. As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the DRL 2002 Plan is considered as a fixed grant.

     Stock option activity under the DRL 2002 Plan is as follows:

	Year ended March 31, 2002

						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Granted during the period	124,500	Rs.	997.13	Rs.	997.13	59
Forfeited during the period	—		—		—	—

Outstanding at the end of the period	124,500	Rs.	997.13	Rs.	997.13	59

Exercisable at the end of the period	—		—		—	—

	Year ended March 31, 2003

						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	124,500	Rs.	997.13	Rs.	997.13	47
Granted during the period	433,945		884-1,063.02		1,001.76	75
Forfeited during the period	(14,574)		884-1,063.02		1,001.76	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	543,871		—		—	—

Exercisable at the end of the period	69,500	Rs.	997.13	Rs.	997.13	47

Weighted average grant date fair values for options granted during the years ended March 31, 2002 and March 31, 2003 are Rs.418.2 and Rs.404.5 respectively.

     Reddy US Equity Ownership Plan 2000:

     In fiscal year 2001, Reddy US, a consolidated subsidiary, adopted the Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan (the “U.S. Plan”) to provide for issuance of stock options to its employees and certain related non-employees. When the U.S. Plan was established, Reddy US reserved 500,000 shares for issuance. Under the U.S. Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options vest in a graded manner over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

     Stock option activity under the U.S. Plan was as follows:

	Year ended March 31, 2002

						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	186,000	U.S.$	0.18	U.S.$	0.18	95
Granted during the period	109,500		0.18		0.18	95
Forfeited during the period	(2,000)		0.18		0.18	95

Outstanding at the end of the period	293,500	U.S.$	0.18	U.S.$	0.18	95

Exercisable at the end of the period	—		—		—	—

	Year ended March 31, 2003

				Weighted-
				average
				remaining
	Shares arising	Range of exercise	Weighted-average	contractual life
	out of options	prices	exercise price	(months)

Outstanding at the beginning of the period	293,500	U.S.$0.18	U.S.$0.18	83
Granted during the period	—	—	—	—
Forfeited during the period	—	—	—	—
Exercised during the period	—	—	—	—

Outstanding at the end of the period	293,500	0.18	0.18	83

Exercisable at the end of the period	153,685	U.S.$0.18	U.S.$0.18	—

     Stock-based compensation. The Company uses the intrinsic value based method of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below.

	Year ended March 31,

	2001		2002		2003

Net income
As reported	Rs.	741,950	Rs.	4,921,042	Rs.	3,532,358
Add: Stock-based employee compensation expense included in reported net income, net of tax effect		—		—		—
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		118		16,748		118,828

Adjusted pro forma		741,832		4,904,294		3,413,530
Earnings per share: Basic
As reported		11.74		64.73		46.16
Adjusted pro forma		11.74		64.51		44.61
Earnings per share: Diluted
As reported		11.74		64.62		46.16
Adjusted pro forma		11.74		64.40		44.61

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

	Year ended March 31,

	2002	2003

Dividend yield	30.0%	40.0%
Expected life	48 months	48 months
Risk free interest rates	8.5%	6.5%
Volatility	50%	37.5%

20.	Allowances for sales returns

     Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

	Year ended March 31,

	2001		2002		2003

Balance at the beginning of the year	Rs.	77,902	Rs.	104,497	Rs.	84,897
Additional provision		57,342		92,130		193,229
Sales returns charged to the provision		(30,747)		(111,730)		(189,100)

Balance at the end of the year	Rs.	104,497	Rs.	84,897	Rs.	89,026

21.	Other (expense)/income, net

     Other (expense)/income consists of the following:

	Year ended March 31,

	2001		2002		2003

Interest expense, net of capitalized interest	Rs.	(387,876)	Rs.	(4,866)	Rs.	(6,678)
Interest income		—		104,103		342,548
Income from redemption of mutual funds		—		19,420		6,284
Other		871		35,823		340,970

	Rs.	(387,005)	Rs.	154,480	Rs.	683,124

Interest cost of Rs.10,735, Rs.25,597 and Rs.Nil has been capitalized during the years ended March 31, 2001, 2002 and 2003, respectively.

22.	Shipping costs

     Selling, general and administrative expenses include shipping and handling costs of Rs.226,544, Rs.327,903 and Rs.428,992 for the years ended March 31, 2001, 2002 and 2003, respectively.

23.	Income taxes

     Income taxes consist of the following:

	Year ended March 31,

	2001		2002		2003

Pre-tax income
Domestic	Rs.	1,075,246	Rs.	4,930,824	Rs.	4,361,775
Foreign		(2,745)		158,865		(424,621)

		1,072,501		5,089,689		3,937,154

Income tax benefit/(expense) attributable to continuing operations:
Current taxes:
Domestic	Rs.	(286,727)	Rs.	(395,674)	Rs.	(402,225)
Foreign		(15,137)		(26,759)		4,710

		(301,864)		(422,433)		(397,515)

Deferred taxes:
Domestic		(19,027)		301,830		(44,828)
Foreign		(505)		(33,241)		44,281

		(19,532)		268,589		(547)

	Rs.	(321,396)	Rs.	(153,844)	Rs.	(398,062)

Deferred tax benefit/(expense) attributable to other comprehensive income	Rs.	(71)	Rs.	71	Rs.	(7)

     The reported income tax expense differed from amounts computed by applying the enacted tax rates to income/(loss) before income taxes as a result of the following:

	Year ended March 31,

	2001		2002		2003

Income/(loss) before income taxes and minority interest	Rs.	1,072,501	Rs.	5,089,689	Rs.	3,937,154
Enacted tax rate in India		39.55%		35.7%		36.75%

Computed expected tax benefit/(expense)	Rs.	(424,174)	Rs.	(1,817,019)	Rs.	(1,446,904)
Effect of:
Differences between Indian and foreign tax rates		3,995		(1,541)		379
Amortization of goodwill		(62,762)		(56,947)		—
Valuation allowance		(48,906)		(39,942)		(136,499)
Expenses not deductible for tax purposes		(5,406)		(562)		(58,159)
Income exempt from income taxes		270,345		1,582,317		1,054,642
Foreign exchange (loss)/gains		(12,654)		15,450		32,433
Incremental deduction allowed for research and development expenses		49,083		111,054		203,439
Indexation of capital assets		818		950		1,091
Tax rate change		(18,575)		63,913		(12,656)
MAT credit no longer available due to merger		(31,437)		—		—
Others		(41,723)		(11,517)		(35,828)

Income tax benefit/(expense)	Rs.	(321,396)	Rs.	(153,844)	Rs.	(398,062)

     The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	As of March 31,

	2002		2003

Deferred tax assets:
Inventory	Rs.	197,745	Rs.	140,948
Deferred revenue		105,663		112,683
Accounts payable		51,988		49,225
Investment in affiliate		28,379		54,028
Operating loss carry-forward		103,070		215,494
Expenses deferred for tax purposes
Research and development expenses		50,757		52,250
Employee costs		38,121		44,504
Legal costs		135,843		156,816
Start-up costs		26,838		41,778
Others		6,256		6,995
Other current liabilities		22,058		47,006

		766,718		921,727
Less: Valuation allowance		(262,466)		(398,966)

Deferred tax assets		504,252		522,761

Deferred tax liabilities:
Property, plant and equipment		(514,910)		(651,381)
Intangible assets		(362,597)		(311,009)
Investment securities		(9,897)		(10,187)
Accounts receivable		(58,284)		(12,432)
Others		(17,325)		(71,516)

Deferred tax liabilities		(963,013)		(1,056,525)

Net deferred tax liabilities	Rs.	(458,761)	Rs.	(533,764)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     A valuation allowance has been established against the deferred tax asset on account of the tax effect of the operating-losses carry forward and other net deferred tax assets of Compact, DRLI, Antilles, RNBV, RPS, Reddy US and Reddy Biomed.

     Operating loss carry forwarded is comprised of business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from eight years to indefinite. Further, under such tax laws, Compact is eligible for a tax holiday for a period of eight years commencing from the fiscal year 2000. Consequently, Compact will not have taxable profits to offset the operating losses carried forward over the next five years.

     With regard to DRLI, as future projections of taxable income indicate that the benefits of the deferred tax asset on the operating losses carry forward will not be realized, a valuation allowance has been created.

     Valuation allowance has been created with regard to losses arising out of Reddy US as the Company specializes in research activities and no income is expected to accrue in the foreseeable future.

     The Company has during the year, set up a full valuation allowance against the carry forward losses of Antilles, RNBV, RPS and Reddy Biomed as the management based on future projections believes that it is more likely than not that sufficient profits will not be realized to offset the losses being carried forward at the balance sheet date.

     Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which the Company is eligible for tax concessions under the local laws.

     Incremental deduction allowed for research and development expenses represents tax incentive provided by the Government of India for carrying out such activities.

     As of March 31, 2003 the Company had a deferred tax asset for operating loss carry-forwards of Rs.215,494 that expires as follows:

     Expiring in the year ending March 31:

2004	Rs.	—
2005		1,978
2006		3,867
2007		6,729
2008		3,265
Thereafter (2009 – 2021)		37,403
Thereafter (indefinite)		162,252

	Rs.	215,494

     In May 2003, the Indian corporate income tax rate was decreased from 36.75% to 35.875%. The effect of this tax law change, a decrease in the net deferred tax liability as of March 31, 2003 of approximately Rs.12,111 will be reflected in the next financial period of the Company which includes the date of enactment.

     Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately, Rs.252,067, Rs.255,979 and Rs.235,515 as of March 31, 2001, 2002 and 2003, respectively. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.

24.	Employee benefit plans

     Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

     In respect of certain other employees of the Company, the gratuity benefit is provided through annual contribution to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the fund and determines the contribution premium required to be paid by the Company.

     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements:

	As of March 31,

	2002		2003

Change in the benefit obligations
Projected Benefit Obligations (“PBO”) at the beginning of the year	Rs.	70,351	Rs.	84,434
Service cost		10,329		11,494
Interest cost		7,674		8,368
Actuarial (gain)/ loss		4,770		15,398
Benefits paid		(8,690)		(6,400)

PBO at the end of the year	Rs.	84,434	Rs.	113,294

Change in plan assets
Fair value of plan assets at the beginning of the year	Rs.	29,450	Rs.	63,195
Actual return on plan assets		7,919		12,726
Employer contributions		34,516		21,961
Benefits paid		(8,690)		(6,400)

Plan assets at the end of the year	Rs.	63,195	Rs.	91,482

Funded status	Rs.	(21,239)	Rs.	(21,812)
Unrecognized actuarial loss		23,166		32,087
Unrecognized transitional obligation		14,457		13,687

Net amount recognized	Rs.	16,384	Rs.	23,962

     Net gratuity cost for the years ended March 31, 2001, 2002 and 2003 included the following components:

	Year ended March 31,

	2001		2002		2003

Service cost	Rs.	6,881	Rs.	10,329	Rs.	11,494
Interest cost		5,892		7,674		8,368
Expected return on assets		(2,147)		(4,090)		(6,885)
Amortization		977		1,004		1,408

Net gratuity cost	Rs.	11,603	Rs.	14,917	Rs.	14,385

     The actuarial assumptions used in accounting for the Gratuity Plan are:

	As of March 31,

	2002	2003

Discount rate	10.0%	8.0%
Rate of increase in compensation levels	9.0%	7.0%
Rate of return on plan assets	9.5%	8.0%

     Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a superannuation, a defined contribution plan administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.5,281, Rs.11,095 and Rs.19,395 to the superannuation plan during the years ended March 31, 2001, 2002 and 2003, respectively.

     Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.31,592, Rs.43,376 and Rs.47,455 to the provident fund plan during the years ended March 31, 2001, 2002 and 2003, respectively.

25.	Related party transactions

     The Company has entered into transactions with the following related parties:

•	Diana Hotels Limited for availing hotel services;

•	AR Chlorides for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited for purchase and sale of active pharmaceutical ingredients and intermediates;

•	Madras Diabetes Research Foundation for undertaking research on our behalf;

•	Dr. Reddy’s Heritage Foundation for purchase of services;

•	SR Enterprises for transportation services; and

•	Manava Seva Dharma Samvardhani Trust social contribution, to which the Company has made contribution.

The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities (“significant interest entities”). The Company has also entered into transactions with the employees, directors of the Company and their relatives.

     The following is a summary of significant related party transactions:

	Year ended March 31,

	2001		2002		2003

Purchases from:
Significant interest entities	Rs.	6,792	Rs.	20,335	Rs.	50,943
Sales to:
Affiliates		2,791		—		—
Significant interest entities		2,480		525		763
Administrative expenses paid to:
Significant interest entities		7,701		11,400		7,749
Directors and their relatives		8,245		14,671		16,807
Consulting fees paid to a director		4,540		—		—

     The Company has the following amounts due from related parties:

	As of March 31,

	2002		2003

Significant interest entities	Rs.	390	Rs.	—
Directors and their relatives		2,270		3,680
Employee loans		69,409		63,230

	Rs.	72,069	Rs.	66,910

     The Company has the following amounts due to related parties:

	As of March 31,

	2002		2003

Significant interest entities	Rs.	3,500	Rs.	4,388

     Certain employee loans amounting to Rs.7,000 and Rs.Nil as of March 31, 2002 and 2003, respectively, do not have any fixed repayment terms. Accordingly, the fair value of such loans cannot be determined. The estimated fair value amounts of other employee loans were Rs.46,096 and Rs.50,516 as of March 31, 2002 and 2003, respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realize in the market.

     As of March 31, 2003, the required repayments of employee loans, other than those that do not have any fixed repayment terms, granted for purchase of vehicles and property are given below:

     Repayable in the year ending March 31:

2004	Rs.	22,863
2005		14,836
2006		12,807
2007		8,220
2008		3,905
Thereafter		599

	Rs.	63,230

26.	Commitments and Contingencies

     Capital Commitments: As of March 31, 2002 and 2003, the Company had committed to spend approximately Rs.821,865 and Rs.356,827, respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

     Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

     The Company has entered into a guarantee arrangement, which arose in transactions related to enhancing the credit standing and borrowings of its affiliate Pathnet.

     Pathnet, an equity investee accounted for by the equity method, secured a financial assistance of Rs.250 million from ICICI Bank Ltd (“ICICI Bank”). To enhance the credit standing of Pathnet, on December 14, 2001 the Company issued a corporate guarantee amounting to Rs.122.5 million in favor of ICICI Bank. The guarantee will expire in May 2008 and the liability of the Company may arise in case of non-payment or non-performance of other obligations of Pathnet under its facilities agreements with ICICI Bank.

     As of March 31, 2003, it is not probable that the Company will be required to make payments under the guarantee. Thus, no liability has been accrued for a loss related to the Company’s obligation under this guarantee arrangement.

     Litigations/Contingencies: The Company manufactures and distributes norfloxacin, a formulations product. Under the Drugs Prices Control Order (“DPCO”), the Government of India (“GOI”) has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the GOI designated norfloxacin as a “specified product” and fixed the maximum selling price. The Company has filed a legal suit against the notification on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the Andhra Pradesh High Court (the “High Court”). The High Court has granted an interim order in favor of the Company. Accordingly, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

     In the event that the Company is unsuccessful in the litigation, it will be required to refund the sale proceeds in excess of the maximum selling price to the GOI. As of March 31, 2002 and 2003 this excess is estimated at Rs.148,562 and Rs.162,375, respectively.

     The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company also has been named in the list of polluting industries.

     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.1,923. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.

     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

27.	Segment reporting and related information

     a)      Segment information

     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

•	Formulations – Revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics– Gross profit;

•	Diagnostics, critical care and biotechnology – Net income; and

•	Drug discovery – Revenues and expenses.

     The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business, depreciation and amortization expenses are not fully identifiable with/allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

     Formulations

     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Year ended March 31,

	2001		2002		2003

Gastro-intestinal	Rs.	886,176	Rs.	1,210,185	Rs.	1,346,000
Cardio–vasculars		810,723		1,181,526		1,290,164
Anti–infectives		996,256		992,079		1,086,577
Pain control		703,786		1,030,527		1,207,619
Nutrients		341,387		424,125		551,835
Others		1,242,316		1,226,073		1,321,349

		4,980,644		6,064,515		6,803,544
Intersegment revenues[1]		—		191,036		88,786
Adjustments[2]		384,394		(220,332)		(31,963)

Total revenues	Rs.	5,365,038	Rs.	6,035,219	Rs.	6,860,367

Cost of revenues	Rs.	1,858,851	Rs.	1,907,603	Rs.	2,373,693
Intersegment cost of revenues[3]		333,724		304,598		310,586
Adjustments[2]		85,657		(45,283)		(226,251)

	Rs.	2,278,232	Rs.	2,166,918	Rs.	2,458,028

Gross profit	Rs.	2,788,069	Rs.	4,043,350	Rs.	4,208,051
Adjustments[2]		298,737		(175,049)		194,288

	Rs.	3,086,806	Rs.	3,868,301	Rs.	4,402,339

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

     Active pharmaceutical ingredients and intermediates

     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

     Upon consummation of the Company’s merger with Cheminor Drugs Limited (“Cheminor”), the performance of the active pharmaceutical ingredients and intermediates segment (“API segment”) is viewed on a consolidated basis including DRL and the Cheminor API segment. The CODM currently reviews gross profit along with revenues by geographic segments and key products as performance indicators for the consolidated API segment. Accordingly, to the extent practicable, the previous period has also been presented on the same basis as the new segment information.

     An analysis of gross profit for the segment is given below.

	Year ended March 31,

	2001		2002		2003

Revenues from external customers	Rs.	4,709,228	Rs.	5,060,369	Rs.	5,562,731
Intersegment revenues[1]		376,964		479,960		590,216
Adjustments[2]		(108,900)		(303,169)		187,774

Total revenues	Rs.	4,977,292	Rs.	5,237,160	Rs.	6,340,721

Cost of revenues	Rs.	3,186,555	Rs.	3,403,909	Rs.	3,597,650
Intersegment cost of revenues		—		191,036		88,786
Adjustments[2]		(98,445)		272,570		247,791

	Rs.	3,088,110	Rs.	3,867,515	Rs.	3,934,227

Gross profit	Rs.	1,899,637	Rs.	1,945,384	Rs.	2,466,511
Adjustments[2]		(10,455)		(575,739)		(60,017)

	Rs.	1,889,182	Rs.	1,369,645	Rs.	2,406,494

(1)	Intersegment revenues is comprised of transfers to formulations, generics and custom chemical synthesis and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

     An analysis of revenue by geography is given below.

	Year ended March 31,

	2001		2002		2003

North America	Rs.	1,560,632	Rs.	1,559,810	Rs.	2,397,663
India		1,492,411		1,715,013		1,668,773
Europe		501,941		404,543		465,965
Others		1,154,244		1,624,431		1,728,024

		4,709,228		5,303,797		6,260,425
Adjustments[1]		268,064		(66,637)		80,296

	Rs.	4,977,292	Rs.	5,237,160	Rs.	6,340,721

(1) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

     An analysis of revenues by key products is given below:

	Year ended March 31,

	2002		2003

Ciprofloxacin HCL	Rs.	690,511	Rs.	773,177
Nizatidine		303,991		658,667
Ranitidine Hydrochloride Form 1		282,415		475,557
Ibuprofen		383,936		455,792
Naproxen sodium		285,199		400,774
Ranitidine Hcl		216,818		221,737
Dextromethorphan hydrobromide		238,156		190,425
Doxazosin mesylate		116,629		181,448
Sparfloxacin		358,566		175,816
Tizanidine hydrochloride		8,943		166,872
Naproxen		107,071		160,058
Sertraline HCL		124,411		143,084
Enrofloxacin		175,669		139,857
Losartan potassium		119,589		125,471
Gatifloxacin		20,213		104,069
Clopidogrel bisulphate		71,202		94,162
Terbinafine hydrochloride		68,914		94,027

	Year ended March 31,

	2002		2003

Atorvastatin calcium		72,826		88,264
Omeprazole pellets		121,551		79,986
Domperidone maleate		92,160		74,741
Lansoprazole pellets		83,622		69,875
NMCP		76,351		67,285
Pantoprazole sodium		74,826		63,339
Others		1,143,591		1,336,238

Total	Rs.	5,237,160	Rs.	6,340,721

     Management believes that as a result of changes in the reporting structure upon consummation of the merger with Cheminor, it is not practicable to present an analysis of revenues by key products for the year ended March 31, 2001.

     Generics

     Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001 with the export of ranitidine-75mg and oxaprozin to North America.

     An analysis of gross profit for the segment is given below.

	Year ended March 31,

	2001		2002		2003

Revenues	Rs.	229,646	Rs.	4,526,787	Rs.	4,284,192
Less:
Cost of revenues		82,108		308,241		807,623
Intersegment cost of revenues[1]		43,240		175,362		251,580

		125,348		483,603		1,059,203

Gross Profit	Rs.	104,298	Rs.	4,043,184	Rs.	3,224,989

(1) Intersegment cost of revenues is comprised of transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at cost to the transferring segment.

     Diagnostics, critical care and biotechnology

     Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Year ended March 31,

	2001		2002		2003

Revenues	Rs.	342,193	Rs.	429,062	Rs.	428,179
Cost of revenues		170,765		236,133		233,797

Gross profit		171,428		192,929		194,382
Employee costs		26,544		32,070		55,954
Other selling, general and administrative expenses		88,109		188,850		165,276
Other (income), net		(1,671)		(4,016)		(152)

Net income / (loss)	Rs.	58,446	Rs.	(23,975)	Rs.	(26,696)

     Drug discovery

     The Company is involved in drug discovery through the research facilities located in United States and India and through the Research Foundation. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Year ended March 31,

	2001		2002		2003

Revenues		—	Rs.	107,775	Rs.	—
Adjustments[1]		—		16,982		—

		—		124,757		—

Research and development expenses	Rs.	255,898	Rs.	394,807	Rs.	449,275

(1)	The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to deferral of up-front non-refundable license fees.

     a)      Reconciliation of segment information to entity total

	Year ended March 31, 2001				Year ended March 31, 2002				Year ended March 31, 2003

	Revenues		Gross profit		Revenues		Gross profit		Revenues		Gross profit

Formulations	Rs.	5,365,038	Rs.	3,086,806	Rs.	6,035,219	Rs.	3,868,301	Rs.	6,860,367	Rs.	4,402,339
Active pharmaceutical ingredients and intermediates		4,977,292		1,889,182		5,237,160		1,369,645		6,340,721		2,406,494
Generics		229,646		104,298		4,526,787		4,043,184		4,284,192		3,224,989
Diagnostics, critical care and biotechnology		342,193		171,428		429,062		192,929		428,179		194,382
Drug discovery		—		—		124,757		124,757		—		—
Others		60,640		(12,752)		269,697		154,908		156,353		2,676

	Rs.	10,974,809	Rs.	5,238,962	Rs.	16,622,682	Rs.	9,753,724	Rs.	18,069,812	Rs.	10,230,880

     b)     Analysis of revenue by geography

     The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Year ended March 31,

	2001		2002		2003

India	Rs.	5,591,660	Rs.	6,052,055	Rs.	6,488,573
North America		1,786,444		6,037,208		5,852,552
Russia and other countries of the former Soviet Union		1,235,722		1,626,837		2,107,861
Europe		504,349		781,027		1,401,008
Others		1,856,634		2,125,555		2,219,818

	Rs.	10,974,809	Rs.	16,622,682	Rs.	18,069,812

     c)    Analysis of property, plant and equipment by geography

     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,

	2001		2002		2003

India	Rs.	3,200,980	Rs.	3,724,535	Rs.	4,577,973
North America		24,536		35,790		106,093
Russia and other countries of the former Soviet Union		14,693		34,574		31,103
Europe		3,113		3,602		111,740
Others		384		611		3,571

	Rs.	3,243,706	Rs.	3,799,112	Rs.	4,830,480