Form 20-F
period 2004-03-31
DR REDDYS LABORATORIES LTD
filed 2004-09-30
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to

Commission File Number: 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	ANDHRA PRADESH, INDIA (Jurisdiction of incorporation or organization)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered

American depositary shares, each representing one equity share Equity Shares*	New York Stock Exchange New York Stock Exchange

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

76,518,949 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [x]

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

     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.43.40 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

     Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-looking and Cautionary Statement

     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data - summary of selected consolidated financial data

     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects, which are included elsewhere in this annual report. The selected consolidated statements of income data for the five years ended March 31, 2004 and selected consolidated balance sheet data as of March 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

	Fiscal Year Ended March 31,
	2000		2001		2002**		2003**		2004		2004
	(Rs. in millions, U.S.$ in thousands, except share data)
											Convenience
											translation into
											US$
											(unaudited)
Income Statement Data:
Product sales	Rs.	7,886.9	Rs.	10,974.8	Rs.	16,408.8	Rs.	18,069.8	Rs.	20,081.2	U.S.$	462,702
License fees		89.3		—		124.8		—		—		—
Services		—		—		89.1		—		—		—

Total revenues		7,976.2		10,974.8		16,622.7		18,069.8		20,081.2		462,702
Cost of revenues		4,751.6		5,735.8		6,869.0		7,847.6		9,346.1		215,348

Gross profit		3,224.6		5,239.0		9,753.7		10,222.2		10,735.1		247,353
Operating expenses:
Selling, general and administrative expenses		1,708.2		2,818.9		3,674.1		5,103.2		6,562.8		151,218
Research and development expenses		351.3		508.8		742.4		1,411.8		1,991.6		45,890
Amortization expenses		304.9		482.3		487.7		419.5		382.9		8,822
Foreign exchange (gain)/loss		(2.0)		(62.1)		(209.0)		70.1		(282.4)		(6,507)

Total operating expenses		2,362.4		3,747.9		4,695.2		7,004.6		8,654.9		199,422
Operating income		862.1		1,491.0		5,058.5		3,217.6		2,080.2		47,931
Equity in loss of affiliates		(19.8)		(31.5)		(130.5)		(92.1)		(44.4)		(1,022)
Other (expense) / income, net		(301.7)		(387.0)		154.5		683.1		504.2		11,617

Income before income taxes and minority interest		540.7		1,072.5		5,082.5		3,808.6		2,540.0		58,526

Income taxes		(256.8)		(321.4)		(153.8)		(398.0)		(69.2)		(1,596)
Minority interest		(1.0)		(9.2)		(14.9)		(6.7)		3.3		78
Net income/(loss)	Rs.	282.9	Rs.	741.9	Rs.	4,913.8	Rs.	3,403.9	Rs.	2,474.1	U.S.$	57,008

Earnings per equity share:
Basic	Rs.	4.48	Rs.	11.74	Rs.	64.63	Rs.	44.49	Rs.	32.34	U.S.$	0.75
Diluted	Rs.	4.48	Rs.	11.74	Rs.	64.53	Rs.	44.49	Rs.	32.32	U.S.$	0.75
Weighted average number of equity shares used in computing earnings per equity share:*
Basic		63,177,560		63,177,560		76,027,565		76,515,948		76,513,764		76,513,764
Diluted		63,177,560		63,177,560		76,149,568		76,515,948		76,549,598		76,549,598
Cash dividend per share (excluding dividend tax)	Rs.	1.75	Rs.	1.75	Rs.	7.00	Rs.	2.50	Rs.	5.00	U.S.$	0.12

*	Each ADR represents one equity share. Historical figures have been adjusted to reflect the two for one stock split effected in October 2001.

** Effective as of fiscal 2003, we selected the retroactive modified method of adoption described in Statement of Financial Accounting Standards No. 148 Accounting for Stock Based Compensation – Transition and Disclosure. Accordingly, the operating results of 2002 and 2003, which are the only prior periods impacted, have been modified in accordance with the retroactive modified method of adoption.

	Fiscal Year Ended March 31,
	2000		2001		2002		2003		2004
	(Rs. in millions, U.S.$ in thousands, except share data)
											Convenience
											translation
											into US$
											(unaudited)
Other Data:
Net cash provided by / (used in):
Operating activities	Rs.	632.6	Rs.	617.1	Rs.	4,652.8	Rs.	4,366.7	Rs.	3,999.2	U.S.$	92,148
Investing activities		(1,378.9)		(689.4)		(1,532.9)		(1,954.7)		(6,506.1)		(149,909)
Financing activities		793.7		(87.7)		1,421.8		(153)		(376.1)		(8,666)
Effect of exchange rate changes on cash		90.9		81.5		88.8		(95)		(14.2)		(328)
Expenditures on property, plant and equipment		(299.4)		(489.0)		(1,090.3)		(1,515.7)		(2,415.6)		(55,660)
Balance Sheet Data:
Cash and cash equivalents	Rs.	557.5	Rs.	478.9	Rs.	5,109.4	Rs.	7,273.4	Rs.	4,376.2	U.S.$	100,835
Working capital		100.3		795.4		9,518.6		12,023.5		11,103.3		255,836
Total assets		11,164.7		11,882.9		18,967.0		23,091.7		26,619.3		613,348
Total long-term debt, excluding current portion		1,157.3		1,003.4		47.0		40.91		31.0		716
Net Assets		4,627.2		5,240.5		15,457.4		18,831.8		21,039.4		484,778
Total stockholders’ equity		4,627.2		5,240.5		15,457.4		18,831.8		21,039.4		484,778

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

Fiscal Year Ended
March 31	Period End	Average	High	Low
2000	43.65	43.46	43.75	42.84
2001	46.85	45.88	46.90	43.70
2002	48.83	47.80	48.83	46.88
2003	47.53	48.43	49.07	47.53
2004	43.40	45.96	47.46	43.40

     The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
March 2004	45.32	43.40
April 2004	44.52	43.40
May 2004	45.57	44.55
June 2004	46.21	44.94
July 2004	46.45	45.66
August 2004	46.40	46.21

     On September 24, 2004, the noon buying rate in the city of New York was Rs.45.90 per U.S. dollar.

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

     Our dependence on research and development makes it highly important that we recruit and retain high quality researchers and development specialists. We commit substantial efforts and funds to this effort. Should we fail in our efforts, this could adversely affect our ability to continue developing commercially successful products and, thus, our overall profitability.

If we cannot respond adequately to the increased competition we expect to face in the future, we will lose market share and our profits will go down.

     Our products face intense competition from products developed, or under development, by other companies in India and overseas, including major pharmaceutical and chemical companies, specialized contract research organizations, research and development firms, universities and other research institutions. Many of our competitors have greater financial resources and marketing capabilities than we do. Some of our competitors, especially multinational pharmaceutical companies, have greater experience than we do in clinical testing and human clinical trials of pharmaceutical products and in obtaining regulatory approvals. Our competitors may succeed in developing technologies and products that are more effective, more popular or cheaper than any we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which would harm our business and financial results. We believe some of our competitors have broader product ranges, stronger sales forces and better segment positioning than us, which enables them to compete effectively.

     Our generics business is also facing increasing competition from brand-name manufacturers, who do not face any significant regulatory approvals or barriers to entry into the generics market. These brand-name companies sell generic versions of their products to the market directly or by acquiring or forming strategic alliances with our competitor generic pharmaceutical companies or by granting them rights to sell “authorized generics”. Moreover, brand-name companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling, or developing and marketing as over-the-counter products those branded products which are about to face generic competition.

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

     Governments throughout the world heavily regulate the marketing of our products. Most countries also place restrictions on the manner and scope of permissible marketing to physicians and to other health care professionals. The effect of such regulations may be to limit the amount of revenue that we may be able to derive from a particular product. In addition, if we fail to comply fully with such regulations, then civil or criminal actions could be brought against us. In addition to normal price competition in the marketplace, the prices of our pharmaceutical products are restricted by price controls imposed by governments and health care providers in several countries. Price controls operate differently in different countries and can cause wide variations in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues we earn from our products.

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

     Our business inherently exposes us to potential product liability. From time to time, the pharmaceutical industry has experienced difficulty in obtaining desired amounts of product liability insurance coverage. We export products to the United States, a market noted for its litigious nature and high awards of damages. Although we have obtained product liability coverage with respect to products that we manufacture, if any product liability claim not covered by insurance or exceeding the policy limits were sustained against us, it could harm our business and financial condition. This risk is likely to increase as we develop our own new-patented products in addition to making generic versions of drugs that have been in the market for some time.

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

     There has been substantial patent related litigation in the pharmaceutical industry concerning the manufacture, use and sale of various products. In the normal course of business, we are regularly subject to lawsuits and the ultimate outcome of litigation could adversely affect our results of operations, financial condition and cash flow. Regardless of regulatory approval, lawsuits are periodically commenced against us with respect to alleged patent infringements by us, such suits often being triggered by our filing of an application for governmental approval, such as a new drug application. The expense of any such litigation and the resulting disruption to our business, whether or not we are successful, could harm our business. The uncertainties inherent in patent litigation make it difficult for us to predict the outcome of any such litigation.

     Changes in the regulatory environment may prevent us from utilizing the exclusivity periods that are important to the success of our generic products.

     The policy of the U.S. FDA regarding the award of 180 days of market exclusivity to generic manufacturers who challenge patents relating to specific products continues to be the subject of extensive litigation in the United States. The U.S. FDA’s current interpretation of the Hatch-Waxman Act of 1984 is to award 180 days of exclusivity to the first generic manufacturer who files a Paragraph IV certification under the Hatch-Waxman Act challenging the patent of the branded product, regardless of whether that generic manufacturer was sued for patent infringement.

     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 amended the Hatch-Waxman Act and provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is triggered by the commercial marketing of the product. However, the Medicare Prescription Drug Act also contains forfeiture provisions which, if met, will deprive the first Paragraph IV filer under section 505(j) of the Hatch-Waxman Act of exclusivity. As a result, under certain circumstances, we may not be able to exploit our 180-day exclusivity period since it may be forfeited prior to our being able to market the product.

     If we are unable to defend ourselves in patent challenges, we could be subject to injunctions preventing us from selling our products, resulting in a decrease in revenues, or we could be subject to substantial liabilities that would lower our profits.

     We take all reasonable steps to ensure that our products do not infringe valid third-party intellectual property rights. Nevertheless, originating companies commonly assert patent and other intellectual property rights in order to delay or prevent competition. As a result, we can become involved in extensive litigation regarding our products, and in particular, our generic products. If we are unsuccessful in defending ourselves against these suits, we could be subject to injunctions preventing us from selling our products, resulting in a decrease in revenues, or to damages, which may be substantial. An injunction or substantial damages resulting from these suits could adversely effect our consolidated financial position, results of operations or liquidity.

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

     We market our products in 89 countries. Our products are marketed in these countries through our subsidiaries as well as joint ventures. Because we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.

If we fail to comply with environmental laws and regulations or face environmental litigation, our costs may increase or our revenues may decrease.

     We may incur substantial costs in compliance with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. We are subject to significant Indian national and state environmental laws and regulations, which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. If any of our plants or the operations of such plants are shut down, we may continue to incur costs in complying with regulations, appealing any decision to close our facilities, maintaining production at our existing facilities and continuing to pay labor and other costs which may continue even if the facility is closed. As a result, our overall operating expenses may increase and our profits may decrease.

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

Our principal shareholders control us and, if they take actions that are not in your best interests, the value of your investment in our ADSs may be harmed.

     Certain of our directors, together with members of their immediate families, in the aggregate, beneficially own approximately 25.76% of our issued shares. As a result, these people, acting together, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of your ADSs may be adversely affected or you might be deprived of a potential opportunity to sell your ADSs at a premium.

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

     Our principal subsidiaries are located in the United States, United Kingdom and Russia and each has significant local operations. A significant portion of our revenues are in other currencies, especially the U.S. dollar, Euro and pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues will decrease.

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

     New or revised accounting standards and rules promulgated from time to time by United States or Indian accounting standard boards may significantly affect our reported results of operations. Any change in accounting standards may affect our reported results of operation.

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

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

     We are an Indian company and a substantial part of our operations are conducted, and most of our assets are located, in India. In addition, approximately 35.6% of our total revenues for fiscal 2004 were derived from sales in India As a result, the following additional risk factors apply.

A slowdown in economic growth in India may adversely affect our business and results of operations.

     Our performance and the quality and growth of our business are necessarily dependent on the health of the overall Indian economy. The Indian economy has grown significantly over the past few years. Any future slowdown in the Indian economy could harm us, our customers and other contractual counterparties. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising while that of the industrial, manufacturing and agricultural sector is declining. It is difficult to gauge the impact of these fundamental economic changes on our business.

A significant change in the Indian government or in its economic liberalization and deregulation policies may adversely affect the Indian economy, the health of which our business depends upon.

     The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Any significant change in its economic policies could have a significant effect on private-sector entities, including us, and on market conditions and prices of Indian securities, including our shares and our ADSs.

If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, the health of which our business depends upon.

     India has experienced communal disturbances, terrorist attacks and riots during recent years. If such disturbances continue or are exacerbated, our operational, sales and marketing activities may be adversely affected. Additionally, India has from time to time experienced hostilities with neighboring countries. The hostilities have continued sporadically. The hostilities between India and Pakistan are particularly threatening, because both India and Pakistan are nuclear powers.

Hostilities and tensions may occur in the future and on a wider scale. These hostilities and tensions could lead to political or economic instability in India and harm our business operations, our future financial performance and the price of our shares and our ADSs.

If inflation continues to rise in India, we may not be able to increase the prices of our products in order to pass the costs along to our customers and our profits may decline.

     The average annual inflation rate in India, as measured by the benchmark wholesale price index, was at 5.3% in fiscal 2004 as compared to 3.6% in fiscal 2003. The rate of inflation may continue to rise. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits would decline.

If environmental conditions in India including drought, floods and earthquakes, affect our main facilities, our revenues could decline.

     Our main facilities are situated around Hyderabad, India. This region has experienced earthquakes, floods and droughts in the past and has experienced droughts in recent years. In the event of a drought so serious that the drinking water in the region is limited, the government could cut the supply of water to all industries including our facilities and this would adversely affect our production operations and reduce our revenues. Even if we take precautions to provide back-up support in the event that a natural disaster occurs in parts of India affecting our main facilities, environmental conditions may affect our facilities, harming production and ultimately our business.

Wage pressures in India may increase our costs and reduce our profit margins.

     Wage costs in India have historically been significantly lower than wage costs in developed countries and have been one of our competitive strengths. However, wage increases in India may increase our costs, reduce our profit margins and adversely affect our business and results of operations.

Because specific government approval is required to sell shares withdrawn from the depositary facility, your ability to make those sales may be delayed or prohibited and your maximum price per share may be limited.

     Except under limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since foreign exchange controls are in effect in India, the Reserve Bank of India will also approve the price at which equity shares are transferred based on a specified formula, and a per share price higher than that which is specified by formula may not be permitted. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency, if granted at all, might not be obtained in a timely manner or on terms favorable to a non-resident investor. Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.

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

     There is a difference between the level of regulation and monitoring of the Indian securities markets over the activities of investors, brokers and other participants, as compared to the level of regulation and monitoring of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed countries, which could affect the market for our equity shares.

Indian stock exchange closures, broker defaults, settlement delays, and Indian government regulations on stock market operations could affect the market price and liquidity of our equity shares.

     The Indian securities markets are smaller than the securities markets in the United States and Europe and have experienced volatility from time to time. The regulation and monitoring of the Indian securities market and the activities of investors, brokers and other participants differ, in some cases significantly, from those in the United States and some European countries. Indian stock exchanges have at times experienced problems, including temporary exchanges closures, broker defaults and settlement delays and if similar problems were to recur, they could affect the market price and liquidity of the securities of Indian companies, including our shares. Furthermore, any change in Indian government regulations on stock markets could affect the market price and liquidity of our shares

Financial instability in other countries, particularly emerging market countries in Asia, could affect our business and the price and liquidity of our shares and our ADSs.

     The Indian markets and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including. Any worldwide financial instability or any loss of investor confidence in the financial systems of Asian or other emerging markets could increase volatility in Indian financial markets or adversely affect the Indian economy in general. Either of these results could harm our business, our future financial performance and the price of our shares and ADSs.

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

     Market prices for the securities of pharmaceutical companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the following can have an adverse effect on the market price of our ADSs and equity shares:

•	general market conditions,

•	speculative trading in our shares and ADSs,

•	changes in the weight given to our shares in Stock Exchange, Mumbai (BSE) and National Stock Exchange (NSE) indices, and

•	developments relating to our peer companies in the pharmaceutical industry.

If you are not able to exercise preemptive rights available to other shareholders, your investment in our securities may be diluted.

     A company incorporated in India must offer its holders of shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for the shares underlying our ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with a registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We might choose not to file a registration statement under these circumstances. If we issue any of these securities in the future, such securities may be issued to the depositary, which may sell them in the securities markets in India for the benefit of the investors in our ADSs. We cannot assure you as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that you are unable to exercise preemptive rights, your proportional interests in us would be reduced.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

     Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter, Dr. K. Anji Reddy as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 01-4507. Our registered office is situated at 7-1-27, Ameerpet, Hyderabad – 500 016, Andhra Pradesh, India and the telephone number of our registered office is +91-40-23731946. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 200 Somerset Corporate Boulevard (Bldg II), Bridgewater, New Jersey 08807.

BMS Laboratories Limited

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

Trigenesis Therapeutics, Inc.

     In April 2004, we acquired Trigenesis Therapeutics, Inc., a U.S. based privately owned dermatology company. This acquisition provides us with access to certain products and proprietary drug delivery technology platforms for developing a pipeline of differentiated drugs in the dermatology prescription segment. The total consideration for this transaction was U.S.$11.0 million. In connection with this transaction, we assumed certain future milestone and royalty payment obligations of Trigenesis Therapeutics, Inc.

Recent Developments

     On February 6, 2004, we sold 51% of the equity in Compact Electric Limited, which was previously a wholly-owned subsidiary, for Rs.29.4 million. Pursuant to this sale, we relinquished control over Compact Electric Limited but retained a 49% equity stake. This sale will have no material effect on our revenues.

     On February 26, 2004, we commenced Phase-I clinical trials of DRF 10945 in Canada, a drug candidate discovered by us and targeted for the treatment of dyslipidemia. Dyslipidemia is a blood lipid dysfunction that results in abnormal levels of triglycerides and cholesterol in the blood and increases the risk of cardiovascular diseases. The Clinical Trial Application for DRF-10945, which represented our first new chemical entity (“NCE”) submission in Canada and overseas, received no objection from the Therapeutic Product Directorate, Canada, for clinical investigation.

     During fiscal 2004, we prepared to commence sales of our amlodipine maleate product in the United States as the initial product to launch our specialty product business. However, this strategy suffered a setback as a result of an adverse ruling by the U.S. Federal Circuit Court of Appeals in February 2004. As a result of this ruling, we recorded a one-time exceptional charge of Rs.94 million relating to termination of a contractual obligation for the marketing of this product. In anticipation of commencing sales of this product, we had also built an inventory, which we wrote off in the amount of Rs.11 million.

     In March 2004, we made a provision of Rs.184 million following the dismissal of the writ petitions we filed against the government of India in the Honorable High Court of Andhra Pradesh in connection with the price control order under the Drugs Prices Control Order 1995 (the “DPCO”).

     During fiscal 2004, we filed 13 Abbreviated New Drug Applications (“ANDAs”), including 8 Paragraph IVs. As of March 31, 2004, we had 35 ANDAs pending at the U.S. FDA.

     During fiscal 2004, we filed 16 Drug Master Files (“DMFs”). As of March 31, 2004, we had 56 DMFs on file with the U.S. FDA.

     As of March 31, 2004, the capital work-in-progress was Rs.1,008.1 million, primarily in India. Our capital work-in-progress is financed entirely through internally generated funds. We are in the process of expanding our existing active pharmaceutical ingredients and intermediates (“API”) facilities.

     During fiscal 2003 and fiscal 2004, no third party made any public takeover offers in respect of our shares and we did not make any public offers to takeover any other company.

4.B. Business overview

     We are an emerging global pharmaceutical company with proven research capabilities. We produce active pharmaceutical ingredients and finished dosage forms and biotechnology products and market them globally, with a focus on India, the United States, Europe and Russia. We conduct basic research in the areas of cancer, diabetes, cardiovascular disease, inflammation and bacterial infection.

     Our revenues for fiscal 2004 were Rs.20,081.2 million (U.S.$462.7 million). We derived 35.6% of these revenues from sales in India, 26.5% from the United States and Canada (“North America”), 11.4% from Russia and other countries of the former Soviet Union, 13.9% from Europe and 12.6% from other countries. Our net income for the same period was Rs.2,474.2 million (U.S.$57.0 million).

OUR STRATEGY

     Our vision is to build a discovery-led global pharmaceutical company, with a strong pipeline of generics as well as innovative products. Our core businesses of active pharmaceutical ingredients and intermediates and formulations are well established with a track record of growth and profitability. In our generics business, we have built a pipeline of products that will help us drive growth in the medium-term. In addition, we are focusing our investments on innovation led businesses, including specialty pharmaceuticals and drug discovery. These businesses, while being investment intensive and with long lead times, have the potential to provide significant growth as well as sustained revenues and profitability for much longer periods due to patent protected franchises. As a result, we believe that, over the next few years, our fully established core businesses will fund the growth of our generics business and the establishment of our innovation businesses.

OUR PRINCIPAL AREAS OF OPERATIONS

     The following table shows our revenues and percentage of total revenues of formulations, active pharmaceutical ingredients and intermediates, generics, diagnostics, critical care and biotechnology and drug discovery for fiscal 2002, 2003 and 2004 respectively:

	Fiscal Year Ended March 31,
Segment	2002			2003			2004
				(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	6,035.2	36.3%	Rs.	6,860.4	38.0%	Rs.	7,507.5	37.4%	U.S.$	172,983.4
Active pharmaceutical ingredients and intermediates		5,237.2	31.6		6,340.7	35.1		7,628.5	38.0		175,772.0
Generics		4,526.8	27.2		4,284.2	23.7		4,337.5	21.6		99,943.0
Diagnostics, critical care and biotechnology		429.1	2.6		428.2	2.4		411.0	2.0		9,470.7
Drug discovery		124.8	0.8		—	—		—	—		—
Other		269.6	1.5		156.3	0.8		196.7	1.0		4,532.6

Total revenues	Rs.	16,622.7	100.0%	Rs.	18,069.8	100.0%	Rs.	20,081.2	100.0%	U.S.$	462,701.7

Formulations Segment

     Formulations, also referred to as branded finished dosages, are finished pharmaceutical products ready for consumption by the patient. Branded means we package the formulations for sale under our brand name. We sell branded formulations in India and other emerging markets. Formulations accounted for 37.4% of our revenues in fiscal 2004.

     We export our branded formulations to over 35 countries worldwide. Our major markets in this segment are India, Russia and other countries of the former Soviet Union, and Latin America. We have also expanded our presence in emerging markets, such as Romania, Albania, South Africa and Peru. We have progressively increased the number of countries in which we market our formulations by registering our products in various markets around the world. During fiscal 2004, we filed 300 new product dossiers in various countries around the world.

     The following table sets forth formulations revenues by geographic area for fiscal 2002, 2003 and 2004 respectively:

	Fiscal Year Ended March 31,
	2002			2003			2004
Country	Revenues		% Total	Revenues		% Total	Revenues				% Total
	(in millions)			(in millions)			(in millions)
India	Rs.	3,993.1	66.2%	Rs.	4,303.2	62.7%	Rs.	4,729.3	U.S.$	109.0	63.0%
Russia		1,312.3	21.7		1,660.8	24.2		1,781.8		41.1	23.7
Ukraine		110.6	1.8		157.1	2.3		184.2		4.2	2.5
Kazakhstan		95.6	1.6		145.5	2.1		154.5		3.6	2.1
Belarus		62.6	1.0		106.8	1.6		100.2		2.3	1.3
Romania		0.7	0.0		55.8	0.8		82.0		1.9	1.1
Venezuela		79.2	1.3		63.0	0.9		70.4		1.6	0.9
Vietnam		67.1	1.1		62.4	0.9		56.7		1.3	0.8
Sri Lanka		28.4	0.5		49.7	0.7		62.3		1.4	0.8
Myanmar		22.8	0.4		45.6	0.7		47.6		1.1	0.6
Others		262.8	4.4		210.5	3.1		238.5		5.5	3.2

Total	Rs.	6,035.2	100.0%	Rs.	6,860.4	100.0%	Rs.	7,507.5	U.S.$	173.0	100.0%

Emerging markets – India and Russia

     India. Our revenues from sales of formulations in India were 63.0% of our total formulations sales in fiscal 2004. In India, our formulations business focuses mainly on the therapeutic categories of gastro-intestinal, anti-infectives, pain management, cardiovascular, anti-diabetes, gynocology and dental care. As of March 31, 2004, we had a total of 112 brands. Our top ten brands together contributed to 52.2% of our formulations revenues in India in fiscal 2004. Our sales of formulations in India grew 9.9% in fiscal 2004 as compared to the industry average of 7.3% according to Operations Research Group International Medical Statistics (“ORG IMS”), a market research firm, in its March Moving Annual Total report for the 12-month period ending March 2004. According to ORG IMS, as of March 2004, we had 17 brands that were ranked either first or second in terms of sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”) report for the period March 2004 to June 2004, which measures doctors’ prescriptions, we were the sixth most prescribed company in India.

     The following table provides a summary of our sales in India in our therapeutic categories for fiscal 2002, 2003 and 2004 respectively:

						Fiscal year ended March 31,
	2002				2003				2004
	Number				Number				Number
Therapeutic	of our				of our				of our
Category (1)	Products	Revenues		%(2)	Products	Revenues		%(2)	Products	Revenues				%(2)
		(in millions)				(in millions)				(in millions)
Gastro-intestinal	30	Rs.	694.3	17.4%	43	Rs.	781.2	18.1%	33	Rs.	960.5	U.S.$	22.1	20.3%
Pain management	29		776.5	19.4	37		821.6	19.0	37		747.5		17.2	15.8
Cardiovascular	48		675.9	16.9	33		709.1	16.4	34		874.5		20.1	18.5
Anti-infectives	59		480.0	12.0	39		493.9	11.4	28		534.5		12.3	11.3
Nutrients and natural	6		473.0	11.8	22		501.0	12.3	20		417.5		9.6	8.8
Gynecology	25		28.2	0.7	16		188.4	4.8	19		235.8		5.4	5.0
Urology	4		60.1	1.5	9		83.3	1.9	10		96.6		2.2	2.0
Diabetes	5		187.8	4.7	14		162.5	3.8	18		201.1		4.6	4.3
Dermatology	20		105.1	2.6	20		187.1	3.6	24		239.4		5.5	5.1
Respiratory	10		9.2	0.2	23		207.9	4.6	17		206.6		4.8	4.4
Dental	19		23.3	0.6	22		131.2	3.0	31		173.7		4.0	3.7
Others	30		479.7	12.2	7		36.1	1.1	4		41.6		1.0	0.8

Total	285	Rs.	3,993.1	100.0%	285	Rs.	4,303.3	100.0%	275	Rs.	4,729.3	U.S.$	109.0	100.0%

(1) The categorization into therapeutic segments is based on marketing practice and focuses on therapies.

(2) Refers to the therapeutic category’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

     The following tables summarize the position of our top 10 brands in the Indian market for fiscal 2002, 2003 and 2004 respectively:

			Fiscal year ended
	Therapeutic	Therapeutic Sub-					%
Brand	Category	category	March 31, 2004				Total(3)
			(in millions)
Nise	Pain management	Non-steroidal	Rs.	655.6	U.S.$	15.1	13.9%
		anti-inflammatory
Omez	Gastro-intestinal	Anti-ulcerant		622.6		14.3	13.2
Stamlo	Cardiovascular	Anti-hypertensive		293.2		6.8	6.2
Stamlo Beta	Cardiovascular	Anti-hypertensive		187.7		4.3	3.9
Enam	Cardiovascular	Anti-hypertensive		163.9		3.8	3.4
Ciprolet	Anti-infectives	Anti-bacterial		134.9		3.1	2.8
Gaity	Anti-infectives	Anti-infectives		106.8		2.5	2.3
Clamp	Anti-infectives	Anti-infectives		106.5		2.5	2.3
Atocor	Cardiovascular	Lipid lowering agent		100.6		2.3	2.1
Mintop	Dermatology	Alopecia		99.1		2.3	2.1

Total			Rs.	2,470.9	U.S.$	56.9	52.2%

	Rank of our Brand	Market Share of		Fiscal Year ended March 31,
	Within Product	Our Brand Within	Brand
Brand	Category(1)	Product Category(1)	Growth %(2)	2003		2002
				(in millions)
Nise	1	32.90%	(5.1%)	Rs.	654.5		$587.9
Omez	1	38.2	6.8		467.4		463.3
Stamlo	1	23.7	(0.3)		253.8		373.3
Stamlo Beta	3	15.8	14.7		154.2		129.0
Enam	2	24.6	5.8		144.5		142.6
Ciprolet	5	4.6	(17.7)		169.2		219.2
Gaity	1	14.3	21.8		81.4		19.1
Clamp	3	10.9	34.6		83.5		52.9
Atocor	3	8.6	57.5		56.2		23.0
Mintop	1	99.6	30.2		76.8		47.2

Total				Rs.	2,141.5	Rs.	2,057.5

(1) Therapeutic sub-categories are the specific groups within each therapeutic category and product categories are the compound groups within each therapeutic sub-category. Source: Operations Research Group March 2004.

(2) Revenue growth determined based on retail sales over the corresponding 12-month period for the previous year. Source: Operations Research Group March 2004.

(3) Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

     Russia. Russia is our largest export market in this segment and our sales of formulations in this market accounted for 23.7% and 24.2% of our revenues in the formulations segment in fiscal 2003 and 2004, respectively. Pharmexpert, a market research firm, ranked us number 17 in sales in Russia in fiscal 2004.

     The following table provides a summary of our revenues in Russia by therapeutic category for fiscal 2002, 2003 and 2004 respectively:

	Fiscal Year Ended March 31,
	2002				2003
Therapeutic	Number of			%	Number of			%
Category	Products	Revenues		Total(1)	Products	Revenues		Total(1)
		(in millions)
Gastro-intestinals	5	Rs.	343.1	26.1%	2	Rs.	355.0	21.3%
Anti-infectives	7		318.2	24.2	7		398.6	24.0
Cardiovascular	6		378.3	28.8	4		331.7	20.0
Pain management	9		184.0	14.0	9		268.9	16.2
Respiratory	1		12.4	0.9	1		16.0	0.9
Others	15		76.3	6.0	11		291.7	17.6

Total	43	Rs.	1,312.3	100.0%	34	Rs.	1,661.9	100.0%

	Fiscal Year Ended March 31, 2004
Therapeutic	Number of					%
Category	Products	Revenues				Total(1)
		(in millions)
Gastro-intestinals	2	Rs.	400.2	U.S.$	9.3	22.5%
Anti-infectives	7		435.4		10.0	24.4
Cardiovascular	4		338.2		7.8	19.0
Pain management	9		477.4		11.0	26.8
Respiratory	1		25.5		0.6	1.4
Others	9		105.1		2.4	5.9

Total	32	Rs.	1,781.8	U.S.$	41.1	100.0%

(1) Refers to the therapeutic category’s revenues from sales in Russia expressed as a percentage of our total revenues from sales in all of our therapeutic categories in Russia.

     The following table provides a summary of our principal products in the Russian market for fiscal 2002, 2003 and 2004 respectively:

	Fiscal Year Ended March 31,
	2002				2003			2004
Brand	Therapeutic Category	Revenues		%Total(1)	Revenues		%Total(1)	Revenues				%Total(1)
		(in millions)			(in millions)			(in millions)
Enam	Cardiovascular	Rs.	368.3	28.1%	Rs.	354.2	21.3%	Rs.	338.2	U.S.$	7.8	19.0%
Omez	Gastro-intestinals		336.1	25.6		352.2	21.2		394.6		9.1	22.1
Ciprolet	Anti-infectives		300.3	22.9		336.4	20.2		385.0		8.8	21.6
Ketorol	Pain management		127.7	9.7		166.4	10.0		263.1		6.0	14.8

Total		Rs.	1,132.4	86.3%	Rs.	1,209.2	72.7%	Rs.	1,380.9	U.S.$	31.7	77.5%

(1) Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all formulation sales in Russia.

     Our top four brands Enam, Omez, Ciprolet and Ketorol, contributed 77.5% of our formulation revenues in Russia in fiscal 2004. Omez, our anti-ulcerant product and Ciprolet, our product in the anti-infective segment, are ranked as the 27th and 38th best selling formulation brands, respectively, in the Russian market according to the Pharmexpert March 2004 report.

     Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, cardiovascular, dermatology and oncology. Our focus is on building brand leaders in these therapeutic segments. Omez, Ciprolet and Nise continued to be brand leaders in their respective categories, as reported by the Pharmexpert March 2004 report.

     Other Emerging Markets. We have operations in former Soviet Union countries other than Russia, specifically Ukraine, Kazakhstan and Belarus. We also have operations in other emerging markets, such as Venezuela, Trinidad, Vietnam, Sri Lanka, Romania and Myanmar. Our export of formulations to these countries accounted for 4.6% of the revenues in our formulations segment in fiscal 2004.

     We are also focusing on expanding our presence in China. In China, we market through our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP”). As of March 31, 2004, we held a 51.0% equity interest in KRRP. We currently market nine products through KRRP in China and have eight products pending registration.

Sales, marketing and distribution network

     India. We generate demand for our products by promoting them to doctors who prescribe them, and meeting with pharmacists to see that the pharmacists stock our brands. Our focus on brand building is, therefore, primarily driven through efforts to build relationships with the medical community. While we do not sell directly to doctors or pharmacists, our approximately 1,300 field personnel frequently visit doctors and pharmacists throughout the country to promote our products. In addition, we sponsor medical conferences in different parts of the country and conduct seminars for doctors.

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

     Russia. In Russia, we sell directly to some of the principal national distributors. We also distribute our products through our wholly owned subsidiary located in Russia, OOO JV Reddy Biomed Limited, Russia. Our sales and marketing efforts are driven by a team of 100 marketing representatives, 10 regional managers and 3 zone managers to promote our products to doctors in 48 cities in Russia.

     In this market, credit is generally extended only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment track record and the number of the customers’ branches or pharmacies and are reviewed on a periodic basis.

     Other Emerging Markets. In other emerging markets, our key focus markets are China, Kazakhstan, Uzbekistan, Ukraine and Belarus, where we have our own sales personnel to promote our products. In China, where we market through KRRP, we have 80 marketing representatives covering hospitals. In several of these emerging markets, we market and distribute through local agents. We also have representative offices in several of these countries.

Manufacturing

     We have four facilities for the manufacturing of formulation products. These facilities are all situated in India.

     The main difference between active pharmaceutical ingredients, formulations and generics is the form in which they are produced and the way they are packaged. Active pharmaceutical ingredients and intermediates are manufactured and distributed in bulk. In formulations and generics, these bulk ingredients are converted into finished dosages by adding other ingredients, called excipients, and packaged into individual doses that are ready for consumption by the patient. In fiscal 2004, our active pharmaceutical ingredients operations provided 48.6% of the active pharmaceutical ingredients and intermediates requirements of our formulations business, with the balance being outsourced from various other suppliers.

     Our manufacture of formulations is subject to strict quality and contamination controls throughout the manufacturing process. Each production line consists of a series of rooms through which the product passes at different stages of its conversion to a finished dosage. In our facilities, we manufacture formulations in various dosage forms including tablets, capsules, injections and syrups. These dosages forms are then packaged and quarantined to be tested for quality and contamination. The Ministries of Health of Sudan, Brazil, Latvia and Romania have successfully inspected some of our manufacturing plants. One of our facilities also has the approval of the U.K. Medicines and Health Care Products Regulatory Agency (“MHRA”). During fiscal 2004, we commenced operations at a new formulations facility in Goa, India to meet anticipated export requirements.

Competition

     We compete with different companies in different countries, depending upon therapeutic and product categories, and within each category upon dosage strengths and drug delivery. We are the sixth largest formulation manufacturer in India, with a market share of 2.6% according to the ORG IMS March Moving Annual Total report for the 12 month period ending March 2004. Of the top ten participants in the Indian formulations market, three are multinational corporations and the rest are Indian corporations. We believe that more multinationals are likely to enter the market once product patent protection is assured.

     Our top five competitors in the Indian market are Glaxo SmithKline Pharmaceuticals Limited, Cipla Limited, Ranbaxy Laboratories Limited, Nicholas Piramal India Limited and Sun Pharmaceuticals Industries Limited

     In our export markets, we compete with local companies, multinational corporations and players from other emerging markets. In Russia and in most of our export markets, we believe our products occupy a niche position between the less expensive local products and the more expensive products of the multinational corporations.

Government regulations

     All pharmaceutical companies that manufacture and market products in India are subject to various national and state laws and regulations, which principally include the Drugs and Cosmetics Act, 1940, the Drugs (Prices Control) Order, 1995, various environmental laws, labor laws and other government statutes and regulations. These regulations govern the testing, manufacturing, packaging, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.

     In India, manufacturing licenses for drugs and pharmaceuticals are generally issued by state drug authorities. Under the Drugs and Cosmetics Act, 1940, the state drug administrations are empowered to issue manufacturing licenses for drugs if they are approved for marketing in India by the Drug Controller General of India (“DCGI”). Prior to granting licenses for any new drugs or combinations of new drugs, the DCGI clearance has to be obtained in accordance with the Drugs and Cosmetics Act, 1940.

     Pursuant to an agreement with the World Trade Organization, India is making changes to its patent laws to recognize product patents effective as of January 1, 2005. This means that products for which patents have been issued after 1995 will not be available for commercial sale in India without permission from the innovator. The patent laws in India are also being amended to include provisions imposing compulsory licensing on certain patented products and subjecting some of these patented products to price controls.

     All pharmaceutical manufacturers that sell products in any country are subject to regulations issued by the ministry of health (“MoH”) of the respective country. These regulations govern or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products.

     Our facilities and products are periodically inspected by various regulatory authorities such as the U.K. MHRA, the South African Medicines Control Council, the Brazilian National Agency of Sanitary Surveillance (also known as “ANVISA”), the Romanian National Medicines Agency, and the World Health Organization, all of which have extensive enforcement powers over the activities of pharmaceutical manufacturers operating within their jurisdiction.

     MoH approval of an application is required before a generic equivalent of an existing or referenced brand drug can be marketed. When processing a generics application, the MoH waives the requirement of conducting complete clinical studies, although it normally requires bioavailability and/or bioequivalence studies. “Bioavailability” indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. “Bioequivalence” compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of the active drug substance in the body are the equivalent for the generic drug and the previously approved drug. A generic application may be submitted for a drug on the basis that it is the equivalent of a previously approved drug.

     Before approving a generic product, the MoH also requires that our procedures and operations conform to Current Good Manufacturing Practice (“cGMP”) regulations, relating to good manufacturing practices as defined by various countries. We must follow the cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations.

     The timing of final MoH approval of a generic application depends on various factors, including patent expiration dates, sufficiency of data and regulatory approvals.

     The government of India established the National Pharmaceutical Pricing Authority (“NPPA”) to control pharmaceutical prices. Under the DPCO, the NPPA has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. At present, 74 drugs and their formulations are categorized as specified products by NPPA. A limited number of our formulation products fall in this category.

Active Pharmaceutical Ingredients and Intermediates (“API”) Segment

     Our active pharmaceutical ingredients and intermediates business contributed 38.0% of our total revenues for fiscal 2004. Active pharmaceutical ingredients are the principal ingredients for finished dosages and are also known as bulk actives or bulk drugs. Active pharmaceutical ingredients become formulations when the dosage is prepared for human consumption in the form of a tablet, capsule or liquid using additional inactive ingredients. Intermediates are the compounds from which active pharmaceutical ingredients are prepared. We produce and market more than 100 different active pharmaceutical ingredients and intermediates in several markets. We export active pharmaceutical ingredients to emerging as well as developed markets covering over 70 countries. Our principal markets in this business segment include North America and Europe, which together contributed 46.3% of the segment’s revenues. Our active pharmaceutical ingredients business is run independently from our formulations and generics businesses and, in addition to supplying API to the formulations and generics businesses, we sell products to third parties for use in creating generic products. The research and development group within the active pharmaceutical ingredients and intermediates division contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 15-20 new products every year.

     The following table sets forth active pharmaceutical ingredients and intermediates revenues by geographic area for fiscal 2002, 2003 and 2004 respectively:

	Fiscal Year ended March 31,
	2002			2003			2004
	Revenues		% Total (1)	Revenues		% Total(1)	Revenues				% Total(1)
	(in millions)			(in millions)			(in millions)
Emerging markets
India	Rs.	1,648.4	31.5%	Rs.	1,749.1	27.6%	Rs.	2,115.1	U.S.$	48.7	27.7%
Bangladesh		85.5	1.6		88.6	1.4		94.1		2.2	1.2
Other countries		1,477.7	28.2		1,582.6	24.9		1,847.5		42.6	24.3

Total emerging markets		3,211.6	61.3		3,420.3	53.9		4,056.7		93.5	53.2
Developed markets
North America		1,559.8	29.8		2,397.7	37.8		1,902.9		43.8	24.9%
Europe		404.5	7.7		465.9	7.4		1,626.9		37.5	21.3
Japan		61.3	1.2		56.8	0.9		42.0		1.0	0.6

Total developed markets		2,025.6	38.7		2,920.4	46.1		3,571.8		82.3	46.8

Total	Rs.	5,237.2	100.0%	Rs.	6,340.7	100.0%	Rs.	7,628.5	U.S.$	175.8	100.0%

(1) Refers to our revenues from API sales in the applicable country expressed as a percentage of our total revenues from API sales throughout the world.

     The following table sets forth the sales of our key active pharmaceutical ingredients and intermediates for fiscal 2002, 2003 and 2004 respectively:

	Fiscal Year ended March 31,
			2002			2003			2004
	Therapeutic	Therapeutic
Product	Category	Sub-category	Revenues		%Total	Revenues		%Total	Revenues				%Total
			(in millions)			(in millions)			(in millions)
Ramipril	Cardiovascular	Anti-hypertensive	Rs.	0.0	0.0%	Rs.	53.1	0.80%	Rs.	1,314.2	U.S.$	30.3	17.20%
Ciprofloxacin	Anti-infective	Anti-bacterial		725.8	13.9		773.2	12.2		959.8		22.1	12.6
Ranitidine	Gastro-intestinal	Anti-ulcerant		522.3	10.0		697.3	11		711.4		16.4	9.3
Norfloxacin	Anti-infective	Anti-bacterial		73.6	1.4		28.1	0.4		88.2		2	1.2
Enrofloxacin	Anti-infective	Anti-bacterial		175.7	3.4		139.8	2.2		125.5		2.9	1.6
Omeprazole	Gastro-intestinal	Anti-ulcerant		110.9	2.1		80.0	1.3		79.7		1.8	1
Nizatidine	Gastro-intestinal	Anti-ulcerant		304.0	5.8		658.7	10.4		159.6		3.7	2.1
Ibuprofen	Pain management	Analgesic		383.9	7.3		455.8	7.2		394.6		9.1	5.2
Naproxen Sodium	Pain management	Anti-inflammatory		285.2	5.4		400.8	6.3		437.3		10.1	5.7
Dextromethorphan	Respiratory	Anti-allergic		238.2	4.5		190.4	3		182.8		4.2	2.4
Doxazosin Mesylate	Cardiovascular	Anti-hypertensive		116.6	2.2		181.4	2.9		117.9		2.7	1.5
Sparfloxacin	Anti-infective	Anti-bacterial		358.6	6.8		175.8	2.8		197.1		4.5	2.6
Tizanidine	Spasticity	Muscle relaxant		8.9	0.2		166.8	2.6		111.3		2.6	1.5
Sertraline HCl	Cardiovascular	Anti-hypertensive		124.4	2.4		143.1	2.3		178.4		4.1	2.3
Naproxen	Pain management	Anti-inflammatory		107.0	2.0		160.1	2.5		233.8		5.4	3.1

	Fiscal Year ended March 31,
			2002		2003		2004
	Therapeutic	Therapeutic
Product	Category	Sub-category	Revenues	%Total	Revenues	%Total	Revenues		%Total
			(in millions)		(in millions)		(in millions)
Atorvastatin	Cardiovascular	Lipid-lowering agent	0.0	0.0	88.3	1.4	211.2	4.9	2.8
Losartan Potassium	Cardiovascular	Anti-hypertensive	0.0	0.0	125.5	2	214.2	4.9	2.8
Terbinafine HCl	Anti-infective	Anti-fungal	0.0	0.0	94	1.5	124.9	2.9	1.6

Sales, Marketing and Distribution

     Emerging Markets. India is the single largest market in this region, contributing 27.7% to the segment’s revenues in fiscal 2004. In India, we market our active pharmaceutical ingredients to Indian and multinational companies who are also our competitors in the formulations segment.

     In India, our top six products are ciprofloxacin, ranitidine, sparfloxacin, losartan potassium, atorvastatin and ibuprofen. The market in India is highly competitive with severe pricing pressure and competition from cheaper Chinese imports in several products.

     In India, we have a sales team of 10 people to market our products. We also have several sales agents, commonly referred to as “indenting agents,” who focus on regional sales and marketing. The sales are made directly from the factory and to a limited extent through clearing and forwarding agents. Distribution through clearing and forwarding agents is done to give better service to the customer. We currently have five clearing and forwarding agents. The sales through these agents in India accounted for approximately 40% of the total sales in India in the active pharmaceutical ingredients segment in fiscal 2004.

     Our sales to other emerging markets were at Rs.1,671.2 million and Rs.1,941.6 million for fiscal 2003 and 2004, respectively. Our key emerging markets include Korea, China, Taiwan, Argentina, Brazil, Mexico, Turkey, Egypt, Saudi Arabia, Iran, South Africa and Kenya. With respect to other emerging markets, we have a sales team of 7 people and also have indenting agents to market our products. Our strategy is to build relationships with the top customers in each of these markets and partner with them in product launches by providing timely regulatory and analytical support.

     Developed Markets. Our principal markets are North America and Europe, where we have a sales team of 5 people. In the United States, over the next five years, a large number of products are expected to lose patent protection, providing growth opportunities for our active pharmaceutical ingredients business. We have been marketing APIs in the United States for over a decade. We market through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products.

     As of June 30, 2004, we had over 57 DMFs on file in the United States and anticipate making approximately 15-20 new U.S. DMF filings annually. As of June 30, 2004 we had filed 23 DMFs in Europe. For most of these, we are either already supplying commercial quantities or development quantities to various generic formulators.

Manufacturing and Raw Materials

     We have six facilities for the manufacture of our APIs. These facilities have been inspected by the U.S. FDA and follow cGMP. All of these facilities are situated in Andhra Pradesh, India. Each of these facilities has ISO 9000 certification. With over 500 reactors of different sizes offering 1.8 million litres of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We have a broad base of suppliers, so there is no risk arising from dependence on a single supplier. Where possible, we have also entered into annual quantity and price contracts to reduce possible risks and minimize costs. Our formulations and generics businesses source approximately 48.6% and 68.7%, respectively, of their API purchases from our API segment. The API segment also sources several APIs from third party suppliers for the emerging markets to optimally utilize the in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During fiscal 2004, 10.4% of our total revenues resulted from sale of APIs procured from third-party suppliers. We maintain stringent quality controls while procuring materials from third-party suppliers.

Competition

     The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements with respect to the qualification process and intellectual property rights. The regulated markets, like the United States and Europe, have high regulatory entry barriers in terms of cGMP and approved facilities. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices.

     We compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Hetero Drugs Limited, Divi’s Laboratories Limited, Shasun Chemicals and Drugs Limited, Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Matrix Laboratories Limited and Biocon India Limited, all based in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.

Government regulations

     All pharmaceutical companies that manufacture and market products in India are subject to various national and state laws and regulations, which principally include the Drugs and Cosmetics Act, 1940, the Drugs (Prices Control) Order, 1995, various environmental laws, labor laws and other government statutes and regulations. These regulations govern the testing, manufacturing, packaging, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.

     In India, manufacturing licenses for drugs and pharmaceuticals are generally issued by state drug authorities. Under the Drugs and Cosmetics Act, 1940, the state drug administrations are empowered to issue manufacturing licenses for drugs if they are approved for marketing in India by the DCGI. Prior to granting licenses for any new drugs or combinations of new drugs, the DCGI clearance has to be obtained in accordance with the Drugs and Cosmetics Act, 1940.

     The government of India established the National Pharmaceutical Pricing Authority (“NPPA”) to control pharmaceutical prices. Under the DPCO, the NPPA has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. At present, 74 drugs and their formulations are categorized as specified products by NPPA. A limited number of our API products fall in this category.

     We submit a DMF for active pharmaceutical ingredients to be commercialized in the United States. Any drug product for which an Abbreviated New Drug Application (“ANDA”) is being filed must have a DMF in place with respect to a particular supplier supplying the underlying active pharmaceutical ingredient. The manufacturing facilities are inspected by the U.S. FDA to assess cGMP compliance. The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet U.S. FDA standards before products may be exported to the United States. All of our manufacturing facilities which are required to meet U.S. FDA standards have been inspected by the U.S. FDA and found “Acceptable”. For European markets, we submit a European DMF and, where applicable, obtain a certificate of suitability from the European Directorate for the Quality of Medicines.

Generics Segment

     Generic drugs are the chemical and therapeutic equivalents of reference brand drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. These drugs are required to meet similar governmental standards as their brand-name equivalents and must receive regulatory approval prior to their sale in any given country.

     Our generics operations started in the second half of fiscal 2001. Our generic products are marketed principally in North America and the United Kingdom (“U.K.”).

     This segment accounted for 21.6% of our total revenues for fiscal 2004, contributing Rs.4,337.5 million. Revenues from sales of Fluoxetine 40 mg capsules accounted for 41.8% of our total revenues in this segment in fiscal 2004. Significant product launches in fiscal 2004 included nefazodone tablets in the United States and amlodipine maleate tablets in the U. K.

     In fiscal 2004, revenues in this segment were Rs.909.9 million from sales in the U. K., Rs.3,398.7 million from sales in North America and Rs.28.9 million from sales in rest of the world.

     The following table sets forth the sales of our principal generics finished dosages for fiscal 2002, 2003 and 2004 respectively:

			Fiscal Year ended March 31,
	Therapeutic	Therapeutic	2002			2003
Product	Category	Sub-Category	Revenues		% Total	Revenues		% Total
			(in millions)		(in millions)
Fluoxetine capsules	Central nervous system	Anti-psychotic	Rs.	3,687.8	81.5%	Rs.	1,789.3	41.8%
Ranitidine tablets	Gastro-intestinal	Anti-ulcerant		322.5	7.1		225.1	5.3
Oxaprozin tablets	Pain management	Anti-inflammatory		201.6	4.5		10.3	0.2
Famotidine tablets	Gastro-intestinal	Anti-ulcerant		128.4	2.8		170.4	3.9
Ranitidine capsules	Gastro-intestinal	Anti-ulcerant		108.6	2.4		196.5	4.6
Omeprazole capsules	Gastro-intestinal	Anti-ulcerant		—	—		283.0	6.6
Tizanidine tablets	Spasticity	Muscle relaxant		—	—		777.8	18.2

	Fiscal Year ended March 31, 2004
Product	Revenues		% Total
	(in millions)
Fluoxetine 40 mg capsules	Rs.	1,811.7	41.8%
Ranitidine tablets		205.8	4.7
Oxaprozin tablets		64.2	1.5
Famotidine tablets		143.4	3.3
Ranitidine capsules		167.3	3.9
Omeprazole capsules		325.3	7.5
Tizanidine tablets		591.1	13.6

     Generic drugs may be manufactured and marketed only if relevant patents on their brand name equivalents and any additional government-mandated market exclusivity periods have expired, been challenged and invalidated, or otherwise validly circumvented.

     Generic pharmaceutical sales have increased significantly in recent years, due in part to an increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalents of brand-name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. We believe that these factors, together with the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market as a whole. We intend to capitalize on the opportunities resulting from this expansion of the market by leveraging our product development capabilities, manufacturing capacities inspected by various international regulatory agencies and access to our own APIs, which offers significant supply chain efficiencies.

     Through the coordinated efforts of our teams in the U.S., Europe and India, we constantly seek to expand our pipeline of generic products. As of March 31, 2004, our U.S. generic pipeline comprised 35 ANDAs pending approval. Of these ANDAs, 24 were submitted as Paragraph IV filings under the Hatch-Waxman Act. As of March 31, 2004, we had received final approval for 12 ANDAs. Between March 31, 2004 and June 30, 2004, one of these 35 ANDAs received final approval and we submitted one additional ANDA for approval as a Paragraph IV filing under the Hatch-Waxman Act. In Europe, we have filed eight product dossiers with the Medical Control Agency (“MCA”), of which four have been approved and four are under review. In South Africa, we have filed five product dossiers with the Medicine Control Council (“MCC”) of which four have been approved and one is under review. In Canada, we have filed three product dossiers with the Therapeutic Product Programme (“TPP”) of which two have been approved and the remaining one is still under review.

     The following is a table containing applications filed with and approved by the appropriate regulatory authorities as of June 30, 2004:

		Therapeutic Sub-	Patent
Product(1)	Therapeutic Category	Category	Expiry
United States
Ranitidine (75 mgt,150/300 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Famotidine (10 mgt, 20/40 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Fluoxetine (10 mgt, 10/20/40 mg c)	Central nervous system	Anti-psychotic	Expired
Oxaprozin (600 mg t)	Pain management	Anti-inflammatory	Expired
Enalapril maleate & Hydrochlortiazide(5-12.5 /10-25 mg t)	Cardiovascular	Anti-hypertensive	Expired
Ibuprofen(200/400/600/800 mg t)	Pain management	Analgesic	Expired
Tizanidine (2 / 4 mg t)	Spasticity	Muscle relaxant	Expired
Nefazodone HCl (50/100/150/200/250 mg t)	Central nervous system	Anti-psychotic	Expired
Ciprofloxacin(100/250/500/750 mg t)(3)	Anti-infective	Anti-bacterial	Expired

Europe(2)
Ranitidine (150/300 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Ciprofloxacin(100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired
Omeprazole (10/20/40 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Nizatidine (150 /300 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Amlodipine maleate, (5/10 mg t)	Cardiovascular	Anti-hypertensive	Expired
Fluoxetine (20 mg c)	Central nervous system	Anti-psychotic	Expired

South Africa
Omeprazole(10/20/40 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Ranitidine HCL (75 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Enalapril maleate(2.5/5/10/20 mg t)	Cardiovascular	Anti-hypertensive	Expired
Ciprofloxacin(100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired

Canada
Flouxetine (10/20, 40 mg c)	Central nervous system	Anti-psychotic	Expired
Ciprofloxacin(100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired

Australia
Norfloxacin (400mg t)	Anti-infective	Anti-bacterial	Expired

New Zealand
Norfloxacin (400mg t)	Anti-infective	Anti-bacterial	Expired

(1)	c = capsule, t = tablet

(2)	Applications were filed in one or more of the United Kingdom, Germany or France. Once approval for a generic drug is obtained in one of these countries, approvals can be obtained in other European Union countries upon expiration of the patent in that other country.

(3)	Final U.S. FDA approval received in the quarter ended June 30, 2004.

Sales, Marketing and Distribution Network

     North America. Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in the U.S., is engaged in the marketing of our generic products directly under our own label. In early 2003, we commenced sales of ibuprofen tablets and oxaprozin Hcl tablets under our own label. Dr. Reddy’s Laboratories, Inc. has a sales force that actively markets our generic products. Key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations and pharmacy buying groups. They also contact retail pharmacy chains and support the retailer’s selling efforts with exhibits at key medical and pharmaceutical conventions.

     Strategic Alliances. In 2001, we entered into a profit sharing marketing alliance with Par Pharmaceuticals, Inc. to market certain prescription generic formulations, none of which are over-the-counter products. We currently market 14 generic products through Par Pharmaceuticals, Inc. We market famotidine tablets 10 mg and ranitidine tablets 75 mg through Leiner Health Products, LLC (“Leiner”). In 2002, we entered into a 15-year exclusive agreement with Leiner to market additional over-the-counter products in the United States. In Canada, we entered into a profit sharing arrangement with Cobalt Pharmaceuticals Inc. and Pharmascience Inc. to market certain of our generic products.

     Europe. We believe that the evolving European generics market has the potential to provide us with opportunities for substantial growth in our sales. The European generics market varies considerably from country to country. The

Netherlands and U.K. have well-established markets for generic drugs sold under their chemical name. In other European countries, there is a market for branded generics, but not for products sold under their chemical name. In France, generics have begun to take a firmer hold on the pharmaceutical market. In Italy, within the last few years legislation that permits generic substitution has been enacted. In July 2002, a law became effective in Germany which for the first time allows generic substitution by pharmacists under certain prescribed circumstances.

     Dr. Reddy’s Laboratories U.K., which we established by acquisition in fiscal 2003, is engaged in the marketing of our generic products in the U.K. and other European countries. We currently market approximately 41 generic products representing over 85 dosage strengths. Among the products which we commenced sales of in U.K. during fiscal 2004 were the generic versions of simvastatin, cetrizine, tritace, fluoxetine and ketoconazole liquid. We also seek to expand our presence to the other European countries either directly or through strategic alliances. For instance, we commenced sales of generic amlodipine maleate in Germany in April 2004 through a marketing partner.

Manufacturing & Materials

     As with formulations, generics are packaged in individual doses for consumption by the patient. In fiscal 2004, our active generics segment procured 68.7% of its API requirements from our API segment.

     We manufacture most of our finished products at our plant in Andhra Pradesh, India. We have also acquired manufacturing facilities in the U.K. to supplement our capacities in India. The facility in Andhra Pradesh, India,is designed for the manufacture of tablets, hard gelatin capsules and soft gelatin capsules. We manufacture generic formulations products to order. We added large batch size tableting and pellets facilities in this facility during fiscal 2003.

     Our facilities in the U.K. are located at Battersea and Beverley. Our U.K. facilities currently cater to the requirements of the U.K. market.

     Our manufacturing operations are subject to extensive regulatory oversight. We are dependent on third parties for the supply of the inactive pharmaceutical ingredients used in our products. For our manufacturing operations in India, we source most of the raw material requirements with respect to the active pharmaceutical ingredients internally from our API division. We are required to identify the supplier(s) of all the raw materials for our products in the drug applications that we file with the U.S. FDA. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, we would be required to qualify a substitute supplier with the U.S. FDA, which would likely interrupt manufacturing of the affected product. To the extent practicable, we attempt to identify more than one supplier in each drug application. However, some raw materials are available only from a single source and, in some of our drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist. In addition, we obtain a significant portion of our inactive pharmaceutical ingredients from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, U.S. FDA regulation, various import duties and other government clearances.

Competition

     Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors in generic products include Ranbaxy Laboratories Limited, Teva Pharmaceutical Industries Limited, Barr Laboratories Inc., Mylan Laboratories Inc., Andrx Corporation, IVAX Corporation and Sandoz, a division of Novartis A.G.

     Brand-name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction which may reduce the demand for the original dosage form as sought by a generic ANDA applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or data exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing for the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company, which has been awarded the generic exclusivity period.

Government regulations

     All pharmaceutical manufacturers that sell products in the U.S. are subject to extensive regulation by the U.S. federal government, principally pursuant to the Federal Food, Drug and Cosmetic Act, the Hatch-Waxman Act, the Generic Drug Enforcement Act and other federal government statutes and regulations. These regulations govern or influence the testing, manufacturing, packaging, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of products.

     Our facilities and products are periodically inspected by the U.S. FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance with applicable requirements can result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the U.S. government to enter into supply contracts or to approve new drug applications and criminal prosecution. The U.S. FDA also has the authority to deny or revoke approvals of drug active ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure by us to comply with applicable U.S. FDA policies and regulations could have a material adverse effect on the operations in our generics business.

     U.S. FDA approval of an ANDA is required before a generic equivalent of an existing or referenced brand drug can be marketed. The ANDA process is abbreviated because when processing an ANDA, the U.S. FDA waives the requirement of conducting complete clinical studies, although it normally requires bio-availability and/or bio-equivalence studies. “Bio-availability” indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. “Bio-equivalence” compares the bio-availability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of the active drug substance in the body are the equivalent for the generic drug and the previously approved drug. An ANDA may be submitted for a drug on the basis that it is the equivalent of a previously approved drug or, in the case of a new dosage form, is suitable for use for the indications specified.

     An ANDA applicant in the United States is required to review the patents of the innovator listed in the U.S. F.D.A. publication entitled Approved Drug Products with Therapeutic Equivalence Evaluations, popularly known as the “Orange Book,” and make an appropriate certification. There are several different types of certifications that can be made. A Paragraph IV filing is made when the ANDA applicant believes its product or the use of its product does not infringe on the innovator’s patents listed in the Orange Book or where the applicant believes that such patents are not valid or enforceable. The first generic company to file a Paragraph IV filing may be eligible to receive a six-month marketing exclusivity period from the date a court rules the patent is invalid or not infringed. A Paragraph III filing is made when the ANDA applicant does not intend to market its generic product until the patent expiration. A Paragraph II filing is made where the patent has already expired. A Paragraph I filing is made when the innovator has not submitted the required patent information for listing in the Orange Book. Another type of certification is made where a patent claims a method of use, and the ANDA applicant’s proposed label does not claim that method of use. When an innovator has listed more than one patent in the Orange Book, the ANDA applicant must file separate certifications as to each patent. Generally, Paragraph IV and Paragraph III filings are made before the product goes off patent, and Paragraph II and Paragraph I filings are made after the patent has expired.

     Before approving a product, the FDA also requires that our procedures and operations conform to Current Good Manufacturing Practice (“cGMP”) regulations, relating to good manufacturing practices as defined in the U.S. Code of Federal Regulations. We must follow cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations.

     The timing of final U.S. FDA approval of an ANDA depends on a variety of factors, including whether the applicant challenges any listed patents for the drug and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods, during which the U.S. FDA may be prohibited from accepting applications for, or approving, generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date. For example, in certain circumstances the U.S. FDA may now extend the exclusivity of a product by six months past the date of patent expiry if the manufacturer undertakes studies on the effect of their product in children, a so-called pediatric extension.

     In June 2003, the U.S. FDA announced reforms in its generic drug review program with the goal of providing patients with greater and more predictable access to effective, low cost generic alternatives to brand name drugs.

     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act of 2003”) has modified certain provisions of the Hatch-Waxman Act. In particular, significant changes have been made to provisions governing 180-day exclusivity and forfeiture thereof. The new statutory provisions governing 180-day exclusivity may or may not apply to an ANDA, depending on whether the first Paragraph IV certification submitted by any applicant for the drug was submitted prior to the enactment of the Medicare Amendments on December 8, 2003.

     Where the first Paragraph IV certification was submitted on or after December 8, 2003, the new statutory provisions apply. Under these provisions, 180-day exclusivity is awarded to each ANDA applicant submitting a Paragraph IV certification for the same drug with regard to any patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug. The 180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants. However, a first applicant may forfeit its exclusivity in a variety of ways, including, but not limited to (a) failure to obtain tentative approval within 30 months after the application is filed or (b) failure to market its drug by the later of two dates calculated as follows: (x) 75 days after approval or 30 months after submission of the ANDA, whichever comes first, or (y) 75 days after each patent for which the first applicant is qualified for 180-day exclusivity is either (1) the subject of a final court decision holding that the patent is invalid, not infringed, or unenforceable or (2) withdrawn from listing with the U.S. FDA (court decisions, including settlements, qualify if either the first applicant or any applicant with a tentative approval is a party; a final court decision is a decision by a court of appeals or a decision by a district court that is not appealed). The foregoing is an abbreviated summary of certain provisions of the Medicare Act, and accordingly it should be consulted for a complete understanding of both the provisions described above and other important provisions related to 180-day exclusivity and forfeiture thereof.

     Where the first Paragraph IV certification was submitted prior to enactment of the Medicare Act, the statutory provisions governing 180-day exclusivity prior to the Medicare Act still apply. The U.S. FDA interprets these statutory provisions to award 180-day exclusivity to each ANDA applicant submitting a Paragraph IV certification for the same drug on the same day with regard to the same patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug with regard to the same patent. The 180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or on the date of a final court decision holding that the patent is invalid, not infringed, or unenforceable, whichever comes first. A final court decision is a decision by a court of appeals, a decision by a district court that is not appealed, or a decision by a district court prior to the enactment date of the Medicare Act.

     The U.S. FDA’s interpretation of the pre-Medicare Act statutory provisions is currently the subject of judicial challenge. One district court has rejected the agency’s interpretation and held that, under the pre-Medicare Act statutory provisions, 180-day exclusivity is not determined for each patent but is rather determined for all patents based on the first submission of a Paragraph IV certification for any patent for the same drug, as is now the case under the Medicare Act provisions governing 180-day exclusivity. This ruling has been appealed.

     In Canada, the European Union (including the United Kingdom) and South Africa, we are required to file product dossiers with the particular country’s regulatory authority for permission to market the generic formulation. The regulatory authorities may inspect our manufacturing facility before approval of the dossier.

     Once approval for a generic drug is obtained in one European Union country, approvals can be obtained in other European Union countries upon expiration of the patent in that other country.

Diagnostics, Critical Care and Biotechnology Segment.

     This segment comprises our diagnostics, critical care and biotechnology businesses. The critical care and biotechnology businesses were started in 1998 to focus on and create a strong technology base in these areas. While this area of our business generates low sales volume, it is a high value segment. Our critical care products are formulations used in hospitals to treat specific disease conditions. Our biotechnology products cover therapeutics and vaccines development. We discontinued the trading operations in our diagnostics division in fiscal 2004.

     The following table provides revenues for this segment for fiscal 2002, 2003 and 2004 respectively:

	Fiscal Year ended March 31,
	2002			2003			2004
Division	Revenues		% Total	Revenues		% Total	Revenues				% Total
	(in millions)			(in millions)			(in millions)
Critical Care	Rs.	230.2	53.7%	Rs.	235.5	55.0%	Rs.	325.2	U.S.$	7.5	79.1
Diagnostics		161.4	37.6		136.8	31.9		9.1		0.2	2.2
Biotechnology		37.5	8.7		55.9	13.1		76.7		1.8	18.7

Total	Rs.	429.1	100.0%	Rs.	428.2	100.0%	Rs.	411.0	U.S.$	9.5	100.0%

     The following table sets forth revenues of diagnostics, critical care and biotechnology by geographic area for fiscal 2002, 2003 and 2004 respectively:

	Fiscal Year ended March 31,
	2002			2003			2004
Division	Revenues		% Total	Revenues		% Total	Revenues				% Total
	(in millions)			(in millions)			(in millions)
India	Rs.	409.4	95.4%	Rs.	378.0	88.3%	Rs.	259.5	U.S.$	6.0	63.1%
Russia		7.8	1.8		14.4	3.4		39.5		0.9	9.6
Other CIS(1)		—			1.2	0.2		12.2		0.3	3.0
Other		11.9	2.8		34.6	8.1		99.8		2.3	24.3

Total	Rs.	429.1	100.0%	Rs.	428.2	100.0%	Rs.	411.0	U.S.$	9.5	100.0%

(1)	“Other CIS” refers to other countries in the Commonwealth of Independent States, countries of the former Soviet Union.

     Diagnostics. Consistent with our strategy to focus our resources on core areas of operations, the board of directors decided to transfer the manufacturing of our key diagnostic product, namely Fast Forward HcG Velocit, a pregnancy detection kit, to our formulations division. The trading operations of the diagnostics division were discontinued in fiscal 2004. The termination of our trading operations in this division has not materially impacted our financial results for fiscal 2004.

     In October 2000, we formed Pathnet India Private Limited with Gribbles Pathology of Australia to establish a network of pathology laboratories and specimen collection centers throughout India. We are an equity investee in Pathnet India Private Limited.

     Critical care. This business accounted for 79.1% of the segment’s revenues in fiscal 2004, contributing Rs.325.2 million. We focus on high margin, low volume products for niche markets in India in the area of critical care, with emphasis on oncology. Our main products are Dacotin (oxaliplatin), Mitotax (paclitaxel), Cytogem (gemcitabine) and Docetere (docetaxel). We also market Dacotin, which is licensed and imported from Debiopharm S.A. of Switzerland.

     The following table sets forth the sales of our key products in fiscal 2002, 2003 and 2004:

		Fiscal Year ended March 31,
	Therapeutic	2002			2003			2004
Product	Category	Revenues		% Total	Revenues		% Total	Revenues				% Total
		(in millions)			(in millions)			(in millions)
Mitotax	Ovarian/breast/lung cancer	Rs.	80.3	37.3%	Rs.	83.0	35.3%	Rs.	123.8	U.S.	$2.9	38.0
Docetere	Breast/lung cancer		37.1	17.2		37.6	15.9		77.0		1.8	23.7
Cytogem	Lung/pancreatic cancer		33.2	15.4		38.2	16.2		63.3		1.5	19.5
Dacotin	Colorectal cancer		31.1	14.4		27.3	11.6		16.4		0.4	5.0

Total		Rs.	181.7	84.3%	Rs.	186.1	79.0%	Rs.	280.5	U.S.$	6.5	86.2

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

Sales, Marketing and Distribution Network.

     We sell our products through clearing and forwarding agents in India. We also have a marketing team to promote our products to medical specialists and to focus on sales to hospitals, government agencies, non-government institutional organizations and pathology laboratories. For the export markets, we use the marketing and distribution network of our formulations division. In fiscal 2004, we re-entered the Brazilian market by commencing sales of our oncology products through our subsidiary Dr. Reddy’s Farmaceutica Do Brazil Ltda.

Manufacturing and Materials

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

Competition

     Our main competitors in India in the area of critical care are Dabur Pharma Limited, Cipla Limited, Eli Lily & Co. and Aventis India Limited. In our biotechnology business, we are in the early stages of product development.

Government Regulations

     For critical care products, the regulations are similar to those as discussed in the formulations, API and generics segments.

     The biotechnology sector in India is governed by the guidelines/rules formulated by the Department of Biotechnology (“DBT”), under the Indian government’s Ministry of Science & Technology. The guidelines cover the entire requirements of various other related ministries/statutory departments of the government of India.

     A business which intends to manufacture and market biotechnology products is required to form an Institutional Bio Safety Committee (“IBSC”) consisting of internal experts on related field as well as a nominee of the DBT. The IBSC reviews, verifies and approves the product application before submitting it to the Review Committee of Genetic Manipulation (“RCGM”) under the Indian government’s Ministry of Science & Technology. The RCGM verifies and approves all the data included in the application including the protocol and final reports on animal toxicity and human clinical trials.

     Once clearance on all the related issues are obtained from RCGM, the business needs to obtain clearance from the Genetic Engineering Approval Committee (“GEAC”) under the Ministry of Environment and Forest, Government of India. The GEAC forwards its recommendation to the DBT and DCGI. Based on receipt of a “No Objection Certificate” from DCGI, the business has to obtain manufacturing license from the State Drugs Authority and thereafter can commence commercial marketing.

Drug Discovery Segment

     Drug discovery is a key segment of our business. In this segment, we are actively pursuing discovery and development of Novel Chemical Entities (“NCEs”). Our research programs focus on the following therapeutic areas:

•	Metabolic Disorders

•	Cardiovascular Disorders

•	Cancer

•	Bacterial Infections

     Our research laboratories are based in Hyderabad, India and Atlanta, Georgia. As of March 31, 2004, we employed a total of 320 scientists, including about 62 scientists who held Ph.D. degrees. We pursue an integrated research strategy with our laboratories in the United States focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules followed by selection and optimization of lead molecules and further clinical development of those optimized leads at our laboratories in India. By setting up a research facility in the United States, we have better access to research scientists in the United States, enhancing our screening abilities for new molecular targets and mechanisms and access to high technology platforms

     While we continue to seek licensing and development arrangements with third parties to develop our discoveries, we also conduct clinical development of some of the candidate drugs ourselves where it is economically and technically feasible. Our long-term strategy for drug discovery is to increasingly undertake clinical testing ourselves, as we believe that this will enable us to derive higher value for our compounds. Our goal is to balance internal development of our own candidates with in-licensing of promising compounds that complement our strengths. We also pursue our licensing and joint development of some of the lead compounds with companies looking to implement their own product portfolio. We out-licensed DRF 2593, a partial peroxisome proliferator activated receptor gamma agonist, to Novo Nordisk in 1997 for clinical development and commercialization. Novo Nordisk has concluded Phase II studies and is continuing with further development to initiate Phase III clinical studies.

     As part of our research program, we pursue collaborations with leading institutions and laboratories all over the world. We enter into these collaborations to utilize the expertise and facilities these institutions and laboratories provide. We have collaborated with the National Cancer Institute in Maryland, which is a part of the United States National Institutes of Health. We have also entered into collaboration agreements with the National Cancer Institute for the screening of anti-cancer compounds.

     Our investments into research and development of NCEs have been consistently focused towards developing promising therapeutics. In fiscal 2002, 2003 and 2004, we spent Rs.394.8 million, Rs.480.1 million and Rs.729.4 million, respectively, towards drug discovery activities. In fiscal 2002, 2003 and 2004, we received Rs.124.8 million, Rs. Nil and Rs. Nil respectively in revenues from drug discovery activities.

     As of June 30, 2004, the compounds under development in our pipeline included:

Compound	Therapeutic Area	Development Status
DRF 2593	Metabolic disorders	Phase II completed (Licensed to Novo Nordisk)
DRF 10945	Metabolic disorders	Phase I clinical trials in Canada
DRF 11605	Metabolic disorders	Pre-clinical

Compound	Therapeutic Area	Development Status
DRF 1042	Cancer	Phase II clinical trials in India
DRF 5265	Cancer	Pre-clinical
RUS 3108	Cardiovascular	Pre-clinical
DRF 13792	Bacterial Infections	Pre-clinical

     Patents. The status of patents filed and issued as of March 31, 2004 are summarized below:

	Metabolic		Bacterial
	Disorders	Cancer	Infections	Inflammation	Others	Total
U.S. filed	59	12	7	2	0	80
U.S. issued	31	7	0	2	0	40
PCT filed(1)	54	12	5	2	3	76
India filed	93	40	20	11	22	186
India issued	16	10	0	0	8	34

(1) “PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

     Stages of Testing / Development. The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:

Stage of Development	Description
Preclinical	Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.

Phase I	Clinical studies to test safety and pharmacokinetic profile of a drug in humans.

Phase II	Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.

Phase III	Larger scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

     For ethical, scientific and legal reasons, animal studies are required in the discovery and safety evaluation of new medicines. Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the U.S. FDA as part of a NDA before human testing may proceed.

     U.S. law further requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice requirements, and adverse event and other reporting requirements must be followed.

     The clinical trial process can take five to ten years or more to complete, and there can be no assurance that the data collected will be in compliance with good clinical practice regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support U.S. FDA approval of the product. The U.S. FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, who must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.

     Scientific Advisory Board. Our Scientific Advisory Board is composed of seven leading professionals in the field of healthcare and chemical sciences. These professionals contribute to the strategic definition and implementation of pre-clinical development plans for our products. Members of the advisory committee meet individually and as a group with our management on an annual basis.

Dr. K. Anji Reddy	Chairman, Dr. Reddy’s Laboratories Limited

Dr. R. Rajagopalan	President, Discovery Research, Dr. Reddy’s Laboratories Limited

Dr. V. Mohan	Managing Director, M.V. Diabetes Specialties Center (P) Limited, Madras

Dr. K. Janardhan Reddy	Professor and Chairman, Department of Pathology, Northwestern University Medical School, Chicago, Illinois, U.S.A.

Dr. Sampath Parthasarthy	Director, Division of Research, Emory University School of Medicine, Atlanta, Georgia, U.S.A.

Dr. Henry Ginsberg	Herbert Irving Professor of Medicine, Division of Preventive Medicine, Presbyterian Hospital, New York, U.S.A.

Dr. Ira J. Goldberg	Professor of Medicine, Division of Preventive Medicine and Nutrition Columbia University College of Physicians and Surgeons, New York, U.S.A.

Competition

     The pharmaceutical and biotechnology industries are highly competitive. We face intense competition from organizations such as large pharmaceutical companies, biotechnology companies and academic and research organizations. The major pharmaceutical organizations competing with us have greater capital resources, larger overall research and development staff and facilities and considerably more experience in drug development. Biotechnology companies competing with us may have these advantages as well. In addition to competition for collaborators and investors, these companies and institutions also compete with us in recruiting and retaining highly qualified scientific and management personnel.

Government regulations

     Virtually all pharmaceutical and biotechnology products that we or our collaborative partners develop will require regulatory approval by governmental agencies prior to commercialization. The nature and extent to which these regulations apply varies depending on the nature of the products and also vary from country to country. In particular, human pharmaceutical products are subject to rigorous pre-clinical and clinical testing and other approval procedures by the relevant regulatory agency. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

     In India, under the Drugs and Cosmetics Act, 1940, the regulation of manufacture, sale and distribution of drugs is primarily the concern of the state authorities while the Central Drug Control Administration is responsible for approval of new drugs, clinical trials in the country, laying down the standards for drugs, control over the quality of imported drugs, coordination of the activities of state drug control organizations and providing expert advice with a view of bringing about the uniformity in the enforcement of the Drugs and Cosmetics Act, 1940.

     For marketing a drug in the United States, we or our partners will be subject to regulatory requirements governing human clinical trials, marketing approval and post-marketing activities for pharmaceutical products and biologics. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record-keeping and marketing of these products required by the U.S. FDA. The process of obtaining these approvals and the subsequent compliance with appropriate federal statutes and regulations are time consuming and require substantial resources and the outcome is uncertain.

     Generally, in order to gain U.S. FDA approval, a company first must conduct pre-clinical studies in the laboratory and in animal models to gain preliminary information on a compound’s activity and to identify any safety problems. Pre-clinical studies must be conducted in accordance with U.S. FDA regulations. The results of these studies are submitted as a part of an Investigational New Drug (“IND”) that the U.S. FDA must review before human clinical trials of an investigational drug can start. If the U.S. FDA does not respond with any questions, a drug developer can commence clinical trials thirty days after the submission of an IND.

     In order to eventually commercialize any products, we or our collaborator first will be required to sponsor and file an IND and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain U.S. FDA marketing approval. Clinical trials are normally done in three phases and generally take several years, but may take longer to complete. The clinical trials have to be designed taking into account the applicable U.S. FDA guidelines. Furthermore, the U.S. FDA may suspend clinical trials at any time if the U.S. FDA believes that the subjects participating in trials are being exposed to unacceptable risks or if the U.S. FDA finds deficiencies in the conduct of the trials or other problems with our product under development.

     After completion of clinical trials of a new product, U.S. FDA marketing approval must be obtained. If the product is classified as a new pharmaceutical, we or our collaborator will be required to file a New Drug Application (“NDA”), and receive approval before commercial marketing of the drug. The testing and approval processes require substantial time and effort. NDAs submitted to the U.S. FDA can take several years to obtain approval and the U.S. FDA is not obligated to grant approval at all.

     Even if U.S. FDA regulatory clearances are obtained, a marketed product is subject to continual review. If and when the U.S. FDA approves any of our or our collaborators’ products under development, the manufacture and marketing of these products will be subject to continuing regulation, including compliance with cGMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical products.

     Our research and development processes involve the controlled use of hazardous materials and controlled substances. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products.

4.C. Organizational structure

     Dr. Reddy’s Laboratories Limited is the parent company in our group. We have the following subsidiary companies as of March 31, 2004:

			Percentage of
			Direct/ Indirect
		Country of	Ownership
Name of Subsidiary		Incorporation	Interest
1.	DRL Investments Limited	India	100%
2.	Reddy Pharmaceuticals Hong Kong Limited	Hong Kong	100%
3.	OOO JV Reddy Biomed Limited Russia	Russia	100%
4.	Reddy Antilles N.V.	Netherlands	100%
5.	Reddy Netherlands B.V.	Netherlands	100	%(1)
6.	Reddy Pharmaceuticals Singapore Pte. Limited(2)	Singapore	100	%(1)
7.	Reddy US Therapeutics, Inc.	U.S.A.	100	%(1)
8.	Dr. Reddy’s Laboratories, Inc.	U.S.A.	100%
9.	Dr. Reddy’s Farmaceutica do Brasil Ltda	Brazil	100%
10.	Cheminor Investments Limited	India	100%
11.	Aurigene Discovery Technologies Limited	India	100%
12.	Aurigene Discovery Technologies, Inc.	U.S.A.	100	%(3)
13.	Kunshan Rotam Reddy Pharmaceutical Co. Limited(4)	China	51%
14.	Dr. Reddy’s Laboratories (EU) Limited(5)	United Kingdom	100%
15.	Dr. Reddy’s Laboratories (U.K.) Limited(6)	United Kingdom	100	%(7)
16.	Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	60%
17.	Reddy Cheminor S.A.(2)	France	100%
18.	OOO Dr. Reddy’s Laboratories Limited	Russia	100%
19.	AMPNH Inc.	U.S.A.	100	%(8)
20.	Dr. Reddy’s Bio-sciences Limited	India	100%
21.	Reddy Pharmaceuticals, Inc.	U.S.A.	100	%(8)

(1)	Indirectly owned through Reddy Antilles N.V.

(2)	Subsidiary under liquidation.

(3)	Indirectly owned through Aurigene Discovery Technologies Limited.

(4)	Kunshan Rotam Reddy is a subsidiary as we hold a 51% stake in it; however, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Formerly known as BMS Laboratories Limited.

(6)	Formerly known as Meridian Healthcare Limited.

(7)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited

(8)	Indirectly owned through Dr. Reddy’s Laboratories Inc.

     In addition to the subsidiaries listed above, in April 2004 we acquired Trigenesis Therapeutics, Inc., a Delaware (U.S.A.) corporation, which is our direct wholly owned subsidiary.

4.D. Property, plant and equipment

     The following table sets forth current information relating to our principal facilities:

	Approximate	Built up
Location	Area	Area	Certification
	(Square feet)	(Square feet)
Active Pharmaceutical Ingredients and Intermediates
1. Bollaram, Andhra Pradesh, India	734,013	172,879	U.S. FDA
2. Bollaram, Andhra Pradesh, India	648,173	282,220	U.S. FDA
3. Bollaram, Andhra Pradesh, India	252,565	197,562	U.S. FDA
4. Jeedimetla, Andhra Pradesh, India	228,033	74,270	U.S. FDA
5. Miryalguda, Andhra Pradesh, India	2,787,840	1,306,800	U.S. FDA
6. Pydibheemavaram, Andhra Pradesh, India	8,694,320	768,898	U.S. FDA
Formulations
1. Bollaram, Andhra Pradesh, India	217,729	107,600	(1)
2. Bachupalli, Andhra Pradesh, India	1,306,372	175,388	(2)
3. Yanam, Pondicherry, India	457,000	26,000	None
4. Goa, India	295,336	183,202	None
Generics
1. Bachupalli, Andhra Pradesh, India	783,823	189,514	(3)
2. Battersea, London, United Kingdom(4)	17,000	10,000	U.K. Medicine Control Agency
3. Beverley, East Yorkshire, United Kingdom(5)	64,904	15,179	U.K. Medicine Control Agency, ISO 9001: 2000
Diagnostics, Critical Care and Biotechnology
1. Bachupalli, Andhra Pradesh, India	174,183	91,460	None
Drug Discovery
1. Miyapur, Andhra Pradesh, India	576,941	234,591	None
2. Georgia, United States(6)	24,733	24,733	None

(1)	The state company for marketing drugs and medical appliances, Ministry of Health, Iraq; Ministry of Health, Sudan; Ministry of Health, Yemen; Ministry of Health, Uganda; Ministry of Health, Tanzania; National Medicines Agency, Romania; ANVISA, Brazil.

(2)	Medicine Control Council, Republic of South Africa; the state company for marketing drugs and medical appliances, Ministry of Health, Iraq; Sultanate of Oman, Ministry of Health, Muscat; Ministry of Health, Sudan; Ministry of Health, State of Bahrain; State Pharmaceutical Inspection, Republic of Latvia; Pharmaceutical and Herbal Medicines, Registration and Control Administrations, Ministry of Health, Kuwait; National Medicines Agency, Romania; ANVISA, Brazil; Medicines and Health Care Products Regulatory Agencies (MHRA), U.K..

(3)	U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Ministry of Health, UAE; Medicines Control Council, South Africa; Environmental Management System ISO 14001; Occupational Health and Safety Management System - OHSAS 18001; Quality Management System-ISO 9001:2000.

(4)	Facility acquired in connection with the acquisition of Meridian Healthcare Limited (now Dr. Reddy’s Laboratories (EU) Limited) on April 11, 2002; the facility is leased.

(5)	Facility acquired in connection with the acquisition of BMS Laboratories Limited (now Dr. Reddy’s Laboratories (U.K.) Limited) on April 11, 2002; the facility is leased.

(6)	Facility held by Reddy US Therapeutics, Inc., a wholly owned subsidiary (indirectly owned through Reddy Antilles N.V.); the facility is leased.

     Except as indicated in the notes (4), (5) and (6) above, we own all of our facilities. All properties mentioned above including leased properties are either used for manufacturing of pharmaceutical products or for research and development activities.

     In addition, we have sales, marketing and administrative offices, which are leased properties. We believe that our facilities are optimally utilized.

     We have working capital facilities with banks and, in order to secure those facilities, we have created encumbrance charges on certain of our immovable and movable properties.

     We are subject to significant national and state environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations at the above facilities. Non-compliance with the applicable laws and regulations may subject us to penalties and may also result in the closure of our facilities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     We are an emerging global pharmaceutical company with proven research capabilities. We produce active pharmaceutical ingredients and finished dosage forms and biotechnology products and market them globally, with a focus on India, the United States, Europe and Russia. We conduct basic research in the areas of cancer, diabetes, cardiovascular disease, inflammation and bacterial infection.

     Our revenues for fiscal 2004 were Rs.20,081.2 million (U.S.$462.7 million). We derived 35.6% of these revenues from sales in India, 26.5% from North America, 11.4% from Russia and other countries of the former Soviet Union, 13.9% from Europe and 12.6% from other countries. Our net income during the same period was Rs.2,474.2 million (U.S.$57.0 million).

     Our business segments are as follows:

•	Formulations;

•	Active pharmaceutical ingredients and intermediates;

•	Generics;

•	Diagnostics, critical care and biotechnology; and

•	Drug discovery.

5.A. Operating results

Financial Data

     The following table sets forth, for the periods indicated, our consolidated net operating revenues by segment:

	Year Ended March 31,
Segment	2002		2003		2004		2004
			(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	6,035.2	Rs.	6,860.4	Rs.	7,507.5	U.S.$	172,983.4
Active pharmaceutical ingredients and intermediates		5,237.2		6,340.7		7,628.5		175,772.0
Generics		4,526.8		4,284.2		4,337.5		99,943.0
Diagnostics, critical care and Biotechnology		429.1		428.2		411.0		9,470.7
Drug discovery		124.8		—		—		—
Others		269.6		156.3		196.7		4,532.6

Total revenues	Rs.	16,622.7	Rs.	18,069.8	Rs.	20,081.2	U.S.$	462,701.7

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the previous year. Cost of revenues and gross profit by segment are shown as a percentage of that segment’s revenues.

	Percentage of Sales			Percentage Increase/
	Year Ended March 31,			(Decrease)
	2002	2003	2004	2002 to 2003	2003 to 2004
Income Statement Data:
Revenues by segment:
Formulations	36.3%	38.0%	37.4%	13.7%	9.4%
Active pharmaceutical ingredients and intermediates	31.5	35.1	38.0	21.1	20.3
Generics	27.2	23.7	21.6	(5.4)	1.2
Diagnostics, critical care and Biotechnology	2.6	2.4	2.0	(0.2)	(4.0)
Drug discovery	0.8	—	—	(100.0)	—
Other	1.6	0.8	1.0	(42.0)	25.8

Total revenues	100.0	100.0	100.0	8.7	11.1
Cost of revenues by segment:
Formulations	35.9	35.9	34.5	13.5	5.1
Active pharmaceutical ingredients and intermediates	73.8	62.1	66.9	1.8	29.5
Generics	10.7	24.8	30.5	119.3	24.9

	Percentage of Sales			Percentage Increase/
	Year Ended March 31,			(Decrease)
	2002	2003	2004	2002 to 2003	2003 to 2004
Diagnostics, critical care and Biotechnology	55.0	54.7	50.4	(0.7)	(11.7)
Drug discovery	—	—	—	—	—
Other	42.6	98.3	63.9	33.9	(18.1)

Total cost of Revenues	41.3	43.4	46.5	14.1	19.1
Gross profit by segment:
Formulations	64.1	64.1	65.5	13.7	11.8
Active pharmaceutical ingredients and Intermediates	26.2	37.9	33.1	75.4	5.2
Generics	89.3	75.2	69.5	(20.3)	(6.5)
Diagnostics, critical care and Biotechnology	45.0	45.3	49.6	0.4	5.3
Drug discovery	100.0	—	—	(100.0)	—
Other	57.4	1.7	36.1	(98.3)	2556.0

Total gross profit	58.7	56.6	53.5	4.8	5.0
Operating expenses:
Selling, general and administrative Expenses	22.1	28.2	32.7	38.9	28.6
Research and development expenses	4.4	7.8	9.9	90.2	41.1
Amortization expenses	2.9	2.4	1.9	(14.0)	(8.7)
Foreign exchange (gain)/loss	(1.3)	0.4	(1.4)	133.6	—

Total operating Expenses	28.2	38.8	43.1	49.2	23.6
Operating income	30.5	17.8	10.4	(36.4)	(35.3)
Equity in loss of affiliates	(0.8)	(0.5)	(0.3)	29.4	51.8
Other (expense) / income, net	0.9	3.8	2.5	342.2	(26.2)
Income before income taxes and minority interest	30.6	21.1	12.6	(25.1)	(33.3)
Income tax benefit / (expenses)	(0.9)	(2.2)	(0.3)	(158.7)	(82.6)
Minority interest	(0.1)	0.1	0.0	54.5	—

Net income	29.6	18.8	12.3	(30.7)	(27.3)

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Revenues

     Total revenues increased by 11.1% to Rs.20,081.2 million in fiscal 2004, as compared to Rs.18,069.8 million in fiscal 2003, primarily due to an increase in revenues in our active pharmaceutical ingredients and intermediates and formulations segments. In fiscal 2004, we received 26.5% of our revenues from the United States and Canada, 35.6% of our revenues from India, 11.4% of our revenues from Russia and other former Soviet Union countries, 13.9% of our revenues from Europe and 12.6% of our revenues from other countries.

     Sales to Russia and other former Soviet Union countries increased by 8.4% to Rs.2,285.8 million in fiscal 2004, as compared to Rs.2,107.9 million in fiscal 2003. The increase was primarily driven by formulations revenues, particularly with respect to the major brands Nise, our brand of nimesulide, Keterol, our brand of ketorolac tromethamine, and Omez, our brand of omeprazole. Sales to Europe increased by 99.0% to Rs.2,788.6 million in fiscal 2004, as compared to Rs.1,401.0 million in fiscal 2003, primarily as a result of the commencement of sales of ramipril in our active pharmaceutical ingredients and intermediates segment. Sales in India increased by 10.1% to Rs.7,143.8 million in fiscal 2004, as compared to Rs.6,488.6 million in fiscal 2003, primarily due to an increase in revenues in our formulations and active pharmaceutical ingredients and intermediates segments. Sales to North America decreased by 9.1% to Rs.5,319.2 million in fiscal 2004, as compared to Rs.5,852.6 million in fiscal 2003, primarily due to a decrease in revenues in our active pharmaceutical ingredients and intermediates segment and generics segment. We made allowances for sales returns of Rs.169.5 million and Rs.193.2 million in fiscal 2004 and fiscal 2003, respectively.

     Formulations. In fiscal 2004, we received 37.4% of our total revenues from the formulations segment, as compared to 38.0% in fiscal 2003. Revenues in this segment increased by 9.4% to Rs.7,507.5 million in fiscal 2004, as compared to Rs.6,860.4 million in fiscal 2003.

     Sales in India constituted 63.0% of our total formulations sales in fiscal 2004, as compared to 62.7% in fiscal 2003. Sales of formulations in India increased by 9.9% to Rs.4,729.4 million in fiscal 2004, as compared to Rs.4,303.2 million in fiscal 2003. The overall increase in sales was primarily due to an increase in sales of our key brands Omez, our brand of omeprazole, Nise, our brand of nimesulide, Stamlo Beta, our brand of amlodipine and atenolol, Stamlo our brand of amlodipine, and Enam our brand of enalapril maleate.

     Sales of formulations outside India increased by 8.6% to Rs.2,778.1 million in fiscal 2004, as compared to Rs.2,557.2 million in fiscal 2003. Sales of formulations in Russia accounted for 64.1% of our formulation sales outside India in fiscal 2004, as compared to 65.0% in fiscal 2003. Sales of formulations in Russia increased by 7.2% to Rs.1,781.8 million in fiscal 2004, as compared to Rs.1,661.9 million in fiscal 2003. The increase was driven by key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac tromethamine, and Omez, our brand of omeprazole. Sales to other former Soviet Union countries increased by 5.1% to Rs.452.3 million for fiscal 2004 as compared to Rs.430.4 million for fiscal 2003, primarily driven by an increase in sales in Ukraine and Kazakhstan, which increase has been partially offset by decrease in sales in Belarus, Uzbekistan and Kyrgyzstan.

     Active Pharmaceutical Ingredients and Intermediates. In fiscal 2004, we received 38.0% of our total revenues from this segment as compared to 35.1% in fiscal 2003. Revenues in this segment increased by 20.3% to Rs.7,628.5 million in fiscal 2004, as compared to Rs.6,340.7 million in fiscal 2003.

     During fiscal 2004, sales in India accounted for 27.7% of our revenues from this segment, as compared to 27.6% in fiscal 2003. Sales in India increased by 20.9% to Rs.2,115.1 million in fiscal 2004, as compared to Rs.1,749.1 million in fiscal 2003. This increase was primarily due to an increase in sales volumes of ciprofloxacin, atorvastatin, norfloxacin, losartan potassium, ibuprofen and ranitidine hydrochloride.

     Sales outside India increased by 20.1% to Rs.5,513.4 million in fiscal 2004, as compared to Rs.4,591.6 million in fiscal 2003. Sales in Europe increased by 249.1% to Rs.1,626.9 million in fiscal 2004, as compared to Rs.466.0 million in fiscal 2003 primarily due to our launch of ramipril, which contributed Rs.1,238.0 million in revenue. Sales in North America decreased by 20.6% to Rs.1,902.9 million in fiscal 2004, as compared to Rs.2,397.7 million in fiscal 2003, primarily due to a decrease in sales of nizatidine by Rs.480.5 million. This decline was primarily on account of a decline in sales volumes.

     Generics. In fiscal 2004, we received 21.6% of our total revenues from this segment, as compared to 23.7% in fiscal 2003. Revenues increased by 1.2% to Rs.4,337.5 million in fiscal 2004, as compared to Rs.4,284.2 million in fiscal 2003. Sales in North America decreased by 1.3% to Rs.3,398.6 million in fiscal 2004, as compared to Rs.3,444.9 million in fiscal 2003. This was primarily on account of increased competition for tizanidine and fluoxetine. Together, these products contributed Rs.2,402.8 million in revenue in fiscal 2004 compared to Rs.2,567.1 million in fiscal 2003. This decline was partially offset by the contribution from sales of new products such as ibuprofen (sales commenced in January 2003) and nefazodone (sales commenced in September 2003). Sales in Europe increased by 14.3% to Rs.929.9 million in fiscal 2004, as compared to Rs.813.9 million in fiscal 2003, primarily due to an increase in revenues from omeprazole capsules. This revenue increase was due to an increase in sales volumes for that product, which was partially offset by a reduction in its price. We commenced sales of amlodipine maleate in the U.K. in March 2004, and recorded revenues of Rs.17.7 million in fiscal 2004 for this product.

     Diagnostics, Critical Care and Biotechnology. We received 2.0% of our total revenues from this segment in fiscal 2004 as compared to 2.4% in fiscal 2003. Revenues in this segment decreased to Rs.411.0 million in fiscal 2004, as compared to Rs.428.2 million in fiscal 2003.

     Revenues in this segment decreased primarily due to a decrease in revenues from our diagnostics division to Rs.9.1 million for fiscal 2004, as compared to Rs.136.8 million for fiscal 2003, due to discontinuation of the trading operations of the diagnostics division in fiscal 2004. This decrease was partially offset by an increase in sales from our critical care division by Rs.89.7 million, primarily on account of an increase in exports. The increase in exports was primarily due to increases in sales volumes of Docetere (20 mg and 80 mg) and Mitotax (30 mg, 100 mg and 250 mg) and commencement of the sales of our oncology products in Brazil. The decrease in revenue in this division was also partially offset by an increase in revenues of the biotechnology division by Rs.20.8 million, primarily due to an increase in sales volumes of Grastim, our brand of filgrastim.

     Others. Revenues from drug discovery and our other businesses constituted an insignificant portion of our total revenues for fiscal 2004 and fiscal 2003.

Cost of revenues

     Cost of revenues increased by 19.1% to Rs.9,346.1 million for fiscal 2004, as compared to Rs.7,847.6 million for fiscal 2003. Cost of revenues as a percentage of total revenues was 46.5% for fiscal 2004, as compared to 43.4% for fiscal 2003.

     Formulations. Cost of revenues in this segment was 34.5% of formulations revenues for fiscal 2004, as compared to 35.9% of formulations revenues for fiscal 2003. In absolute terms, cost of revenues increased by 5.1% to Rs.2,586.5 million in fiscal 2004, as compared to Rs.2,460.2 million in fiscal 2003. The decrease in cost of revenues as a percentage of sales was primarily attributable to a decrease in the cost of raw materials and a decrease in excise duty expenses. The decrease in excise duty expenses was due to a change in the method used to calculate the excise duties owed for products manufactured at third party manufacturing locations and product samples manufactured at our own plants. We changed from the selling price method of calculation of excise duties to the cost construction method, which is based upon the cost to us of materials and conversion to finished product. This change in calculation method was permitted as a result of a notice issued by the Indian Central Excise Authorities.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment has increased to 66.9% of this segment’s revenues in fiscal 2004, as compared to 62.1% of the segment’s revenues in fiscal 2003. In absolute terms, cost of revenues increased by 29.5% to Rs.5,102.4 million in fiscal 2004, as compared to Rs.3,938.7 million in fiscal 2003. The increase was primarily due to a decrease in sales to North America, on which we earn a higher margin as compared to the average gross margin of this segment.

     Generics. Cost of revenues was 30.5% of this segment’s revenues in fiscal 2004, as compared to 24.8% in fiscal 2003. In absolute terms, cost of revenues increased by 24.9% to Rs.1,324.5 million in fiscal 2004, as compared to Rs.1,060.7 million in fiscal 2003. The cost of revenues as a percentage of sales increased, primarily due to reduced sales of fluoxetine and omeprazole, on which we earn a higher margin as compared to the average gross margin of this segment.

     Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment decreased to 50.4% of this segment’s revenues in fiscal 2004, as compared to 54.7% in fiscal 2003. Cost of revenues decreased by 11.7% to Rs.207.0 million in fiscal 2004, as compared to Rs.234.4 million in fiscal 2003, primarily on account of discontinuation of trading operations of the diagnostics division and, to a lesser extent, a decrease in excise duties. This decrease in cost of revenues was partially offset by an increase in material consumption at our critical care and biotechnology divisions. The decrease in excise duties was primarily due to a change in central excise rules whereby the duties on four products (Irnotecan, Pamired, Cytogem and Grastim) were eliminated.

Gross profit

     As a result of the factors described in “Revenues” and “Cost of revenues” above, our gross profit increased by 5.0% to Rs.10,735.1 million for fiscal 2004, as compared to Rs.10,222.2 million for fiscal 2003. Gross margin was 53.5% in fiscal 2004, as compared to 56.6% in fiscal 2003.

     Gross margin of the formulations segment increased to 65.5% in fiscal 2004, as compared to 64.1% in fiscal 2003. The gross margin for our active pharmaceutical ingredients segment decreased to 33.1% in fiscal 2004, as compared to 37.9% in fiscal 2003. The gross margin for our generics segment decreased to 69.5% in fiscal 2004, as compared to 75.2% in fiscal 2003. The gross margin for our diagnostics, critical care and biotechnology segment was 49.6% in fiscal 2004, as compared to 45.3% in fiscal 2003.

Selling, general and administrative expenses

     Selling, general and administrative expenditures as a percentage of total revenues were 32.7% for fiscal 2004 as compared to 28.2% for fiscal 2003. Selling, general and administrative expenses increased by 28.6% to Rs.6,562.9 million in fiscal 2004, as compared to Rs.5,103.2 million in fiscal 2003. This increase was largely due to an increase in legal and consultancy expenses, insurance expenses, marketing expenses and employee costs. Legal and consultancy expenditures increased by Rs.357.4 million, primarily on account of expenses relating to various patent challenges as well as regulatory submissions coupled with consultancy expenses related to the amlodipine maleate product. These consultancy expenses were incurred as we were preparing to commence sales of amlodipine maleate as the initial product for our specialty products business in the U.S. Insurance expenditure increased by Rs.131.0 million primarily due to higher product liability insurance costs. Selling and marketing expenses increased by 30.6% to Rs.2,316.1 million for fiscal 2004 from Rs.1,806.4 million for fiscal 2003 due to an increase in carriage outwards (i.e., transportation) expenses, marketing expenses incurred for the amlodipine maleate product and a provision of Rs.183.6 million related to our dispute regarding the application of Indian price controls to our norfloxacin product). Employee costs have increased by 25.5% to Rs.1,699.6 million in fiscal 2004, as compared to Rs.1,353.9 million in fiscal 2003. This increase in employee costs was primarily due to an increase in the number of employees, including key recruitments at senior levels, and an increase in compensation costs attributable to market factors.

Research and development expenses

     Research and development expenditures increased by 41.1% to Rs.1,991.6 million for fiscal 2004, as compared to Rs.1,411.8 million for fiscal 2003. As a percentage of revenue, research and development expenditure is at 9.9% of total revenue in fiscal 2004 as compared to 7.8% in fiscal 2003. The increase was primarily on account of an increase in expenses incurred in the generics segment (including the specialty area) relating to product development and bio-studies. We invested Rs.729.3 million in drug discovery in fiscal 2004 as compared to Rs.480.1 million in fiscal 2003. This increase was primarily on account of an increase in expenditures on clinical trials in drug discovery and an increase in employee costs.

Amortization expenses

     Amortization expenses decreased by 8.7% to Rs.382.9 million in fiscal 2004, as compared to Rs.419.4 million in fiscal 2003. The decrease was primarily on account of higher amortization of our acquired dental brands in India and other intangibles in fiscal 2003.

Foreign exchange gain/loss

     Foreign exchange gain was Rs.282.4 million for fiscal 2004 as compared to a loss of Rs.70.1 million for fiscal 2003. The gain was mainly due to gains from “marking to market” of our forward derivative contracts and gains realized on maturity of these forward derivative contracts, partially offset by losses due to exchange rate factors.

Operating income

     As a result of the foregoing, our operating income decreased by 35.3% to Rs.2,080.2 million in fiscal 2004, as compared to Rs.3,217.6 million in fiscal 2003. Operating income as a percentage of total revenues was 10.4% in fiscal 2004, as compared to 17.8% in fiscal 2003.

Other income, net

     For fiscal 2004 our other income was Rs.504.2 million, as compared to Rs.683.1 million for fiscal 2003. Interest income increased by 23.1% to Rs.421.8 million in fiscal 2004, as compared to Rs.342.5 million in fiscal 2003. This increase is on account of an increase in interest income on fixed deposits and debentures of Rs.79.2 million. This increase in interest income was partially offset by a loss of Rs.58.4 million recognized upon our sale of 51% of the equity of Compact Electric Limited, which was previously a wholly owned subsidiary and is now only 49% owned by us.

Equity in loss of affiliates

     Equity in loss of affiliates decreased by Rs.47.7 million to Rs.44.4 million for fiscal 2004 from Rs.92.1 million for fiscal 2003. This decrease was primarily due to a decrease in loss pick up in Kunshan Rotam Reddy Pharmaceuticals, our joint venture in China, and the absence of a loss pickup in Pathnet India Pvt. Limited, our equity investee in India, as occurred in fiscal 2003. The entire investment in Pathnet was written down to zero in fiscal 2003.

Income before income taxes and minority interest

     As a result of the foregoing, income before income taxes and minority interest decreased by 33.3% to Rs.2,540.0 million in fiscal 2004, as compared to Rs.3,808.6 million in fiscal 2003. As a percentage of revenues, income before income taxes and minority interest was 12.6% of revenues in fiscal 2004, as compared to 21.1% of revenues in fiscal 2003.

Income tax expense

     We recorded an income tax expense of Rs.69.2 million for fiscal 2004, as compared to Rs.398.0 million for fiscal 2003. Our effective tax rate has decreased to 2.7% for fiscal 2004 from 10.5% for fiscal 2003. This decrease was primarily on account of an increase in profits from units set up in backward areas, which have tax concessions; higher research and development expenditures, which are eligible for weighted tax deductions; and reduction of enacted tax rate in India from 36.75% to 35.875%. However the decreased income tax expense was partly offset by a reduction in tax concessions related to export earnings.

Minority interest

     Loss attributable to minority interest for fiscal 2004 was Rs.3.4 million as compared to profit attributable to minority interest of Rs.6.7 million for fiscal 2003. In fiscal 2004, there was no minority interest attributable to OOO JV Reddy Biomed Ltd, Russia, which is now a 100% subsidiary as a result of our acquisition of the remaining equity interests in fiscal 2003. In fiscal 2004, the minority interest represented a minority interest in the losses of Dr. Reddy’s Laboratories (Proprietary) Limited, our 60% subsidiary in South Africa.

Net income

     As a result of the above, our net income decreased by 27.3% to Rs.2,474.2 million in fiscal 2004, as compared to Rs.3,403.9 million in fiscal 2003. Net income as a percentage of total revenues decreased to 12.3% in fiscal 2004 from 18.8% in fiscal 2003.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Revenues

     Revenues increased by 8.7% to Rs.18,069.8 million in fiscal 2003 from Rs.16,622.7 million in fiscal 2002, primarily due to an increase in revenues from active pharmaceutical ingredients and formulations. In fiscal 2003, we received 32.4% of our revenues from North America, 35.9% from India, 11.7% from Russia and other former Soviet Union countries, 7.8% from Europe and 12.2% from other countries. Sales to North America declined 3.1% to Rs.5,852.6 million in fiscal 2003 from Rs.6,037.2 million in fiscal 2002 primarily due to a decline in both volume of sales and prices of fluoxetine 40 mg capsules, which in turn was attributable to increased competition following expiration of our 180-day marketing exclusivity on January 29, 2002. Sales to Russia and other former Soviet Union countries increased by 29.6% to Rs.2,107.9 million in fiscal 2003 from Rs.1,626.8 million in fiscal 2002, primarily due to an increase in both volume and sales price of formulations. Sales to Europe increased by 79.4% to Rs.1,401.0 million in fiscal 2003 from Rs.781.0 million in fiscal 2002 primarily due to our acquisition of Dr. Reddy’s Laboratories (EU) Limited (formerly BMS Laboratories Limited) and Dr. Reddy’s Laboratories (U.K.) Limited (formerly Meridian Healthcare Limited) (collectively, the “U.K. Subsidiaries”). Sales in India increased by 7.2% to Rs.6,488.6 million in fiscal 2003 from Rs.6,052.1 million in fiscal 2002, primarily due to an increase in both volume and sales price of formulations and volume of API sales. Sales returns are estimated and provided for in the year of sales. We made allowances for sales returns of Rs.193.2 million and Rs.92.1 million in fiscal 2003 and fiscal 2002, respectively.

     Formulations. In fiscal 2003, 38.0% of our total revenues was derived from the formulations segment, compared to 36.3% in fiscal 2002. Revenues in this segment increased by 13.7% to Rs.6,860.4 million in fiscal 2003 from Rs.6,035.2 million in fiscal 2002.

     Sales in India constituted 62.7% of our total formulations sales in fiscal 2003 and 66.2% in fiscal 2002. Sales of formulations in India increased by 7.8% to Rs.4,303.2 million in fiscal 2003 from Rs.3,993.1 million in fiscal 2002. The overall increase in revenues was primarily the result of increases in both volume of sales and average prices of Nise, our brand of nimesulide, Gaity, our brand of gatifloxacin, Clamp, our brand of amoxycillin and clavulanate potassium, Stamlo Beta, our brand of amlodipine and atenolol, Omez, our brand of omeprazole, and Stamlo, our brand of amlodipine besylate. This was offset by a decrease in sales volume of Ciprolet, our brand of ciprofloxacin, and Antoxid, our brand of anti-oxidants. Revenues from new products introduced in fiscal 2003 amounted to Rs.140.1 million. The major contributors were Elina, our brand of mizolastine, Mintop Forte, our brand of minoxidil, and Dynapres, our brand of tamsulosin.

     Sales outside India increased by 25.2% to Rs.2,557.1 million in fiscal 2003 from Rs.2,042.1 million in fiscal 2002. Sales of formulations to Russia constituted 65.0% of our formulation sales outside India in fiscal 2003 and 64.3% in fiscal 2002. Sales of formulations to Russia increased by 26.6% to Rs.1,661.9 million in fiscal 2003 from Rs.1,312.3 million in fiscal 2002. The increase in sales to Russia was primarily the result of a stable economy, strengthened by investments in our sales and distribution network. The major brands contributing to the increase in our sales in Russia were Ciprolet, Enam, our brand of enalapril maleate, Omez, and Ketorol, our brand of ketorolac. Sales to other former Soviet Union countries increased by 40.3% to Rs.430.4 million for fiscal 2003 from Rs.306.7 million for fiscal 2002. Sales to Ukraine, Kazakhstan and Belarus contributed significantly to the increase in sales in this region in fiscal 2003. The products that contributed to the increase in sales in this region were Enam, our brand of enalapril maleate, Exifine, our brand of terbinafine, Omez, Ketorol and Ciprolet.

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

     Sales outside India increased by 27.9% to Rs.4,591.6 million in fiscal 2003 from Rs.3,588.8 million in fiscal 2002. Sales in North America increased by 53.7% to Rs.2,397.7 million in fiscal 2003 from Rs.1,559.8 million in fiscal 2002, primarily due to an increase in sales of nizatidine, ranitidine hydrochloride (form 1) and tizanidine hydrochloride. Sales in Europe increased by 15.2% to Rs.465.9 million in fiscal 2003 from Rs.404.5 million in fiscal 2002.

     Generics. In fiscal 2003, we derived 23.7% of our total revenues from this segment, compared to 27.2% in fiscal 2002. Revenues decreased by 5.4% to Rs.4,284.2 in fiscal 2003 from Rs.4,526.8 in fiscal 2002. The decline was primarily the result of a decrease in revenues from fluoxetine 40 mg capsules due to increased competition and reduction of prices following expiry of the 180-day exclusivity for sales in the United States on January 29, 2002. Sales from fluoxetine 40 mg capsules in North America amounted to Rs.1,789.3 for fiscal 2003 compared to Rs.3,664.5 million for fiscal 2002. This decline was partially offset by revenues from new products like tizanidine (2 mg and 4 mg), which commenced sales in fiscal 2002 and contributed Rs.777.8 million to our revenues in North America. As a result of our acquisition of the U.K. Subsidiaries, our revenues in fiscal 2003 from the U.K. market amounted to Rs.806.0 million.

     Diagnostics, Critical Care and Biotechnology. In fiscal 2003, we derived 2.4% of our total revenues from this segment, compared to 2.6% in fiscal 2002. Revenues in this segment decreased marginally to Rs.428.2 million in fiscal 2003 from Rs.429.1 million in fiscal 2002.

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

     Formulations. Cost of revenues in this segment was 35.9% of formulations revenues for fiscal 2003, as compared to 35.9% of formulations revenues for fiscal 2002. Cost of revenues as a percentage of revenues have not materially changed in fiscal 2003, as compared to fiscal 2002.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment decreased to 62.1% of this segment’s revenues in fiscal 2003 compared to 73.8% of this segment’s revenues in fiscal 2002. The decrease in the cost of revenues as a percentage of revenues was primarily due to increased sales volumes of nizatidine, tizanidine and naproxen sodium primarily in North America, which carry higher margins than other products in this segment.

     Generics. Cost of revenues was 24.8% of this segment’s revenues in fiscal 2003, as compared to 10.7% in fiscal 2002. Cost of revenues increased to Rs.1,060.7 million in fiscal 2003 from Rs.483.6 million in fiscal 2002. The increase in cost of revenues as a percentage of sales was primarily as a result of expiry of the 180 day marketing exclusivity of fluoxetine 40mg capsules in January 2002, resulting in a reduction in volumes and average selling price per capsule. In fiscal 2003, revenues in this segment decreased by 5.4% while cost of revenues increased by 119.3%. This disparity was primarily as a result of the high margin of fluoxetine 40mg capsules during the 180 day marketing exclusivity period in fiscal 2002.

     Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment decreased marginally to 54.7% of this segment’s revenues in fiscal 2003 compared to 55.0% in fiscal 2002. This was primarily due to an increased percentage of exports in total revenues in this segment.

Gross Profit

     As a result of the trends described above, our gross profit increased by 4.8% to Rs.10,230.9 million in fiscal 2003 from Rs.9,753.7 million in fiscal 2002. Gross margin was 56.6% in fiscal 2003 compared to 58.7% in fiscal 2002.

     Gross margin for the formulations segment increased to 64.1% in fiscal 2003, compared to 64.1% in fiscal 2002. The gross margin for the active pharmaceutical ingredients segment increased to 37.9% in fiscal 2003 from 26.2% in fiscal 2002. The gross margin for the generics segment decreased to 75.2% in fiscal 2003, as compared to 89.3% in fiscal 2002. The gross margin for the diagnostics, critical care and biotechnology segment was 45.3% in fiscal 2003, as compared to 45.0% in fiscal 2002.

Selling, General and Administrative Expenses

     Selling, general and administrative expenditures as a percentage of total revenues was 28.2% in fiscal 2003, compared to 22.1% in fiscal 2002. Selling, general and administrative expenses increased by 38.9% to Rs.5,103.2 million in fiscal 2003 from Rs.3,674.1 million in fiscal 2002. This increase was largely due to an increase in legal and consultancy fees, software training and development, employee cost, marketing expenses and traveling expenses. Employee costs increased by 42.9% to Rs.1,353.9 million in fiscal 2003 from Rs.947.5 million in fiscal 2002, primarily due to an increased number of employees, including key recruitments at senior levels, and also due to an increase in the payment of performance bonuses. Selling and marketing expenses increased by 15.0% to Rs.1,806.4 million in fiscal 2003 from Rs.1,570.9 million in fiscal 2002. Marketing expenses increased due to an increase in commission on export revenues and increases in bad debt expenses, special campaigns, journal advertisement and business promotion expenses and clearing and forwarding agents servicing expenses. Legal and consultancy expenses increased by Rs.361.0 million due to product patent filings and litigation expenses relating to various patent challenges as well as ANDA related submissions and corporate special projects.

Research and Development Expenses

     Consistent with our strategy to become a research-driven global pharmaceutical company, research and development costs increased by 90.2% to Rs.1,411.8 million for fiscal 2003 from Rs.742.4 million for fiscal 2002. The increase in costs was primarily due to an expansion of our activities in the generics and API segments and increased research and development projects in the drug discovery segment during fiscal 2003. Research and development costs in our generics and API segment together increased by 167.6% to Rs.736.4 million for fiscal 2003. Research and development costs in our drug discovery segment increased by 21.6% to Rs.480.1 million for fiscal 2003.

Amortization Expenses

     Amortization expenses decreased by 14.0% to Rs.419.5 million in fiscal 2003 from Rs.487.7 million in fiscal 2002 as a result of adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142. In accordance with this standard, we will not amortize goodwill but will test goodwill for impairment at least annually. The impact of adoption of SFAS No. 142 was partially offset by amortization of dental brands and other intangibles acquired after December 2001. In fiscal 2003, Rs.136.3 million in goodwill was impaired as a result of adoption of SFAS No. 142.

Foreign Exchange Gain / Loss

     Foreign exchange loss was Rs.70.1 million in fiscal 2003, compared to a foreign exchange gain of Rs.209.0 million in fiscal 2002. This was primarily due to appreciation of the Indian rupee by 2.5% against the U.S. dollar during fiscal 2003 compared to depreciation of 4.8% during fiscal 2002.

Operating Income

     As a result of the foregoing, our operating income decreased by 36.4% to Rs.3,217.6 million in fiscal 2003 from Rs.5,058.5 million in fiscal 2002. Operating income as a percentage of total revenues was 17.8% in fiscal 2003 compared to 30.5% in fiscal 2002.

Other Expenses / Income, Net

     For fiscal 2003 our income from other sources was Rs.683.1 million, compared to Rs.154.5 million for fiscal 2002. This increase was primarily due to an increase of Rs.228.3 million in interest income and an increase of Rs.131.3 million in export benefits resulting from an increase in our levels of exports. The increase in interest income was primarily due to an increase of Rs.1,894.2 million in bank certificates of deposit during fiscal 2003.

Equity in Loss of Affiliates

     Losses from our equity in our affiliates decreased to a loss of Rs.92.1 million in fiscal 2003 from a loss of Rs.130.5 million in fiscal 2002. This was attributable to a decrease in both the loss and our share of the loss from Pathnet India Private Limited, our equity investee in India, and from Aurantis Farmaceutica Ltda, our equity investee in Brazil. In fiscal 2002, our entire investment in Aurantis Farmaceutica Ltda was reduced to zero due to absorption of our share of losses. The decrease in the loss of our affiliates was offset by an increase in our share of the loss from Kunshan Rotam Reddy Pharmaceutical, our joint venture in China, to Rs.66.2 million for fiscal 2003 from Rs.47.5 million for fiscal 2002.

Income before Income Taxes and Minority Interest

     As a result of the foregoing, income before income taxes and minority interest decreased by 25.1% to Rs.3,808.6 million in fiscal 2003 from Rs.5,082.5 million in fiscal 2002. As a percentage of revenues, income before income taxes and minority interest was 21.1% of revenues in fiscal 2003, as compared to 30.6% of revenues in fiscal 2002.

Income Tax Expense

     We recorded an income tax expense of Rs.398.0 million for fiscal 2003 compared to Rs.153.8 million for fiscal 2002. The increase in income tax was primarily due to a reduction in income exempt from tax to Rs.1,054.6 million for fiscal 2003 from Rs.1,582.3 million for fiscal 2002. Income exempt from tax is derived from export earnings exempt for tax purposes and earnings from units set up in backward areas for which we are eligible for tax concessions. In fiscal 2003, export earnings exempt for tax purposes decreased by Rs.629.2 million which was partially offset by an increase in earnings derived from units set up in backward areas by Rs.132.3 million. The increase in the enacted tax rate from 35.7% to 36.75% also contributed to the increase in income tax expense.

Minority Interest

     Minority interest decreased by 54.5% to Rs.6.7 million for fiscal 2003 from Rs.14.8 million for fiscal 2002. The minority interest for fiscal 2002 was due to our minority interest in the profits of American Remedies. In fiscal 2003, there was no minority interest attributable to American Remedies as a result of our acquisition of the entire minority interest in fiscal 2002. In fiscal 2003, the minority interest represented a minority interest in the profits of OOO JV Reddy Biomed Limited Russia.

Net Income

     As a result of the foregoing, our net income decreased by 30.7% to Rs.3,403.9 million in fiscal 2003 from Rs.4,913.8 million in fiscal 2002. Net income as a percentage of total revenues decreased to 18.8% in fiscal 2003 from 29.6% in fiscal 2002.

Recent Accounting Pronouncements

     In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 did not have a material impact on our consolidated financial statements.

     In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. Adoption of FIN No. 46 did not have a material impact on our consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises financial statement disclosures for pension plans and other post retirement benefit plans. SFAS No. 132 is applicable for fiscal years ending after December 15, 2003. We have adopted the disclosure provisions of SFAS No. 132.

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

     Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:

•	the useful life of property, plant and equipment;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for sales returns;

•	allowances for doubtful accounts receivable; and

•	inventory write-downs.

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

     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

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

     Stock Based Compensation

     We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2002	2003	2004
Dividend yield	0.3%	0.4%	0.5%
Expected life	48 months	42-78 months	42-78 months
Risk free interest rates	8.5%	5.8 – 6.8%	5.2 - 6.8%
Volatility	50%	49.8 – 50.7%	45.7-50.7%

       These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

     Prior to April 1, 2003, we accounted for our plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying equity shares on the date of grant. During the first quarter of fiscal 2004, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. We have selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995.

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

     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at the price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all of the conditions under SAB 104 are then met. Subsequently, the marketing partners remit an additional amount to us upon sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.

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

     Deferred Taxes

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

5.B. Liquidity and capital resources

     We have primarily financed our operations through cash flows generated from operations and to a lesser extent through borrowings for working capital. Our principal liquidity and capital needs are for making investments, purchase of property, plant and equipment and regular business operations.

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

     The following table summarizes our statements of cash flows for the fiscal years 2002, 2003 & 2004

	Year Ended March 31,
	2002		2003		2004		2004
	(Rs. in millions, U.S.$ in thousands)
Net cash provided by/(used in):
Operating activities	Rs.	4,652.8		4,366.7	Rs.	3,999.2	$92,148.0
Investing activities		(1,532.9)		(1,954.7)		(6,506.1)	(149,909.0)
Financing activities		1,421.8		(153.0)		(376.1)	(8,666.0)
Effect of exchange rate changes on cash		88.7		(95.0)		(14.2)	328.0

Net increase/(decrease) in cash and cash equivalents	Rs.	4,630.4	Rs.	2,164.0	Rs.	(2,897.2)	$(66,755.0)

Cash Flow From Operating Activities

     Cash flows from operating activities decreased from Rs.4,366.7 million in fiscal 2003 to Rs.3,999.2 million in fiscal 2004 primarily on account of a decrease in net income from Rs.3,403.9 million in fiscal 2003 to Rs.2,474.2 million in fiscal 2004. However, this decrease was partially offset by an increase in the net working capital resulting from increases in accounts payable and accrued expenses. The increase in accounts payable was primarily due to an increase in material creditors Accrued expenses increased primarily due to provision of Rs.183.6 million related to our dispute regarding the application of Indian price controls to our Norfloxacin product, an increase in liability due to gratuity and leave encashment and an increase in accrued legal expenses at Dr. Reddy’s Laboratories, Inc.

Cash Flow From Investment Activities

     Cash used by investment activities was Rs.6,506.0 million in fiscal 2004, primarily on account of expenditures in property, plant and equipment of Rs.2,415.6 million and purchase of investment securities amounting to Rs.4,074.8 million. We have invested funds in investment grade securities through bank fixed deposits. In determining where to invest funds, we assess the benefit of such investment based upon the gross returns and tax advantages available with each instrument.

     Cash used by investment activities was Rs.1,954.7 million in fiscal 2003, primarily accounted for by expenditures in property, plant and equipment and cash paid for the acquisition of BMS Laboratories Limited and Meridian Healthcare (U.K.) Limited (now Dr. Reddy’s Laboratories (EU) Limited) and Dr. Reddy’s Laboratories (U.K.) Limited, respectively.

Cash Flows From Financing Activities

     Net cash used by financing activities for fiscal 2004 was Rs.376.1 million, primarily due to dividend payments to our shareholders of Rs.431.6 million and our purchase of treasury stock of Rs.115.9 million. These dividend and repurchase payments were offset by borrowings from banks amounting to Rs.184.5 million. Net cash used by financing activities for fiscal 2003 was Rs.153.0 million, primarily due to dividend payments to our shareholders.

Principal Debts

     The following table summarizes our principal debt obligations as of March 31, 2004.

	Payments Due by Period
	(Rs. in millions)
							Annual
			Less than			After	Interest
	Total		1 year	1-3 years	3-5 years	5 years	Rate
Financial Contractual Obligations
Borrowings from banks	Rs.	320.6	320.6	—	—	—	10.5%

Long term debt		183.7	152.7	11.8	11.8	7.4	2%(1)-4%

current portion(2)		152.7	152.7	—	—	—
Non current portion		31.0	—	11.8	11.8	7.4

(1)	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy

(2)	Includes a loan note in the principal amount of Rs.146.8 million which is payable on demand.

     Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances.

     The maturities of our short-term borrowings vary from one month to approximately one year. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. All of our debts except for short-term working capital loans from banks are at fixed rates of interest.

     Cash and cash equivalents are held in Indian rupees, U.S. dollars, U.K. pounds sterling, Singapore dollars, Brazilian real, Euros, Russian roubles, Chinese yuan, South African rand and Hong Kong dollars.

     As of March 31, 2003 and 2004, we had committed to spend approximately Rs.356.8 million and Rs.418.0 million, respectively, under agreements to purchase property and equipment and other capital commitments. These amounts are net of capital advances paid in respect of such purchases and is expected to be funded from internally generated funds.

5.C. Research and development, patents and licenses, etc.

Research and Development

     Our research and development activities can be classified into several categories, which rum parallel to the activities in our principal areas of operations:

•	Formulations, where our research and development activities are directed at the development of product formulations, process validation, bioequivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets.

•	Active pharmaceutical ingredients and intermediates, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients for use in our generics and formulations segments and for sales in the emerging and developed markets to third parties.

•	Generics, where our research and development activities are directed at the development of product formulations, process validation, bioequivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products whose patents and regulatory exclusivity periods have expired or are nearing expiration in the regulated markets of the United States and Europe.

During fiscal 2004, we integrated the product development capabilities in our API, generics and formulations segments to increase our focus on productivity and product delivery, by combining technical excellence with process excellence. We also strengthened our technical, intellectual property and legal skills to enhance our new product development process. This will help us leverage our core technology strengths in chemistry and formulation development with legal, regulatory and intellectual property management expertise to expand our product pipeline.

•	Critical care and biotechnology, where research and development activities are directed at the development of oncology and biotechnology products for the emerging as well as regulated markets.

•	Custom pharmaceuticals, where we intend to leverage the strength of our process chemistry skills to cater to the niche segment of the specialty chemical industry targeting innovator pharmaceutical companies. The research and development is directed toward supporting the business to focus on marketing of process development and manufacturing services to emerging and established pharmaceutical companies.

•	Drug discovery, where we are actively pursuing discovery and development of NCEs. Our research programs focus on the following therapeutic areas:

•	Metabolic disorders

•	Cardiovascular disorders

•	Cancer

•	Bacterial infections

     We are pursuing an integrated research strategy with our laboratories in the U.S. focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules. Discovery is followed by selection and optimization of lead molecules and further clinical development of those optimized leads at our laboratories in India.

     In fiscal 2002, 2003 and 2004, we expended Rs.742.4 million, Rs.1,411.8 million and Rs.1,991.6 million, respectively, on research and development activities.

Patents, Trademarks and Licenses

     We have filed and been issued several patents in our principal areas of operations: drug discovery, active pharmaceutical ingredients and intermediates and generics. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. We have filed over 650 trademarks with the Registrar of Trademarks in India. We also have made application for registration for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend information

     Formulations. According to the ORG IMS Annual Report 2003, the Indian retail pharmaceutical market, valued at Rs.192 billion for the twelve-month period ending December 2003, grew by 5%. Despite dismal growth in the first half of calendar 2003 (2.9%), the market improved significantly in the second half of 2003 and registered growth of 7.1% in aggregate sales revenues. The price growth in the market has gradually declined, from 11% in 2000 to 5% in 2003. However, volume growth was mainly affected only in 2003, when it dipped to 6% from a consistent 8%-9% growth in the previous three years. Multinational companies have seen an increase in the average price of older products, whereas Indian companies continue to aggressively launch new products. A large part of the 7.1% growth in the second half of 2003 resulted from this initiative. In terms of leading therapeutic segments, industry-wide sales revenues from cardiovascular disease and diabetes products witnessed the highest growth rates at 16% and 13%, respectively. Across segments, there has been a decrease in industry-wide formulations sales revenues, when compared to 2002. Industry-wide sales revenues from the largest formulations segments, antibiotics and gastrointestinal, witnessed growth of 2% and 6%, respectively.

     Pursuant to an agreement with the World Trade Organization, India is making changes to its patent laws to recognize product patents starting January 1, 2005. This means that the products for which patents have been issued after 1995 will not be available for launch in India. The patent laws are also being amended to include provisions on compulsory licensing and price controls. As compared to the industry growth rate of 7.3% according to the ORG IMS Moving Annual Total for the 12 month period ending March 2004, we recorded growth of 9.9% for fiscal 2004. In fiscal 2004, we were preparing to launch several new products in the Indian market along with strengthening our focus on our key brands and therapeutic segments.

     The competitive environment in the emerging markets (outside India) is changing with most countries moving towards recognizing product patents. This has the effect of shrinking the window of opportunity in terms of new product launches. In order to compete effectively in such a challenging environment, we are focusing on our key therapeutic categories on a global basis while at the same time focusing on niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate and expand our presence in Russia and other countries of the former Soviet Union.

     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of North America and Europe.

     In North America and Europe, we do not anticipate commencing any significant sales of new products in fiscal 2005. In fiscal 2004, we commenced sales of ramipril in Europe, which contributed significantly to this segment’s revenues. In fiscal 2005, sales of ramipril may be lower as the market stabilizes following commencement of product sales and additional pressure on volume and price.

     Generics. In this segment, we are focused on the regulated markets of North America and Europe. During fiscal 2004, in the United States, our key products of fluoxetine and tizanidine were subjected to competition from existing market participants and this impacted the sales of these two products, particularly in the second half of fiscal 2004. In fiscal 2005, the competitive environment for these two products may be critical to the overall segment performance. In fiscal 2005, while we anticipate the launch of new products in the United States and the United Kingdom, the success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. Further, we expect that we will continue to expand our product pipeline for North America as well as Europe.

As of June 30, 2004, we have 35 ANDAs pending approval with the U.S. FDA. This includes 25 patent challenges. The launch of these products is contingent upon successful outcome of litigation related to such products.

     Diagnostics, Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment.

     Drug Discovery. During fiscal 2004, we commenced clinical development on two additional NCEs in line with our strategy of stepping up investments in clinical development of NCEs and in the process enhancing the value of our NCE assets. DRF 1042 moved into Phase II trials in India and we commenced Phase I trials on DRF 10945 in Canada, our first clinical trial program outside India. As we make progress in advancing our pipeline into development, we are building capabilities in drug development. This will help in enhancing the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic collaborations and alliances in our key focus areas.

5.E. Off-Balance Sheet Arrangements

     Guarantees. We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that we recognize the fair value of guarantee and indemnification arrangements issued or modified by us after December 31, 2002, if these arrangements are within the scope of that Interpretation.

     In addition, under previously existing generally accepted accounting principles, we continue to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses can be estimated.

     We have only one guarantee, which was given to Pathnet India Private Limited (our joint venture with Gribbles Pathology of Australia). For details of this guarantee, see Note 27 - “Commitments and Contingencies” of notes to consolidated financial statements under Item 18.

5.F. Tabular Disclosure of Contractual Obligations

     The following summarizes our contractual obligations as of March 31, 2004 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	(Rs. in millions)
			Less than			After
	Total		1 year	1-3 years	3-5 years	5 years
Financial Contractual Obligations
Operating lease obligations	Rs.	400.9	44.0	92.1	95.3	169.5

Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)		418.0	418.0	—	—	—

Borrowings from banks		320.6	320.6	—	—	—

Long term debt		183.7	152.7	11.8	11.8	7.4

current portion(2)		152.7	152.7	—	—	—
Non current portion		31.0	—	11.8	11.8	7.4

(1) These amounts are net of capital advances paid in respect of such purchases and is expected to be funded from internally generated funds.

(2) Includes a loan note in the principal amount of Rs.146.8 million which is payable on demand.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

     The list of our directors and executive officers, their respective age and position as of March 31, 2004 are as follows:

     Directors

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	64	Chairman
Mr. G. V. Prasad(2),(3)	43	Chief Executive Officer and Executive Vice Chairman
Mr. Satish Reddy Kallam(2),(4)	36	Chief Operating Officer and Managing Director
Mr. Anupam Puri	58	Director
Prof. Krishna G. Palepu	51	Director
Dr. Omkar Goswami	47	Director
Mr. P.N. Devarajan	68	Director
Dr. P. Satyanarayana Rao(5)	71	Director
Mr. Ravi Bhoothalingam	57	Director
Dr. V. Mohan	49	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy Kallam, all of the directors are independent directors as defined under the New York Stock Exchange Corporate Governance guidelines and the U.S. Sarbanes-Oxley Act of 2002.

(2)	Full-time director.

(3)	Son-in-law of Dr. K Anji Reddy.

(4)	Son of Dr. K Anji Reddy.

(5)	Dr. P Satyanarayana Rao retired by rotation at the Annual General Meeting held on July 28, 2004. He expressed his intention not to opt for re-appointment.

Executive Officers

     Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2004, the Management Council consisted of:

Name	Age (in yrs)	Position
Mr. G.V. Prasad(1)	43	Chief Executive Officer and Vice Chairman
Mr. Satish Reddy(2)	36	Chief Operating Officer and Managing Director
Mr. V.S. Vasudevan	52	Chief Financial Officer
Mr. Abhijit Mukherjee	45	President – Developing Businesses
Mr. Adam Levitt	46	Executive Vice President – North America Specialty Pharmaceuticals
Mr. Andrew Miller	48	Executive Vice President – Legal and Intellectual Property Management
Mr. Arun Sawhney	49	President – Europe and Global API
Mr. Ashwani Kumar Malhotra	48	Senior Vice President – Formulations Manufacturing
Dr. Dennis Langer	53	President – North America
Mr. Jaspal Singh Bajwa	51	President – Branded Formulations (Rest of the World(3))
Mr. K.B. Sankara Rao	50	Executive Vice President – Integrated Product Development
Mr. Mark Hartman	45	Executive Vice President – North America Generics
Dr. R. Rajagopalan	53	President – Discovery Research
Mr. Raghu Cidambi	53	Advisor and Head – Corporate Intellectual Property Management and Strategic Planning
Mr. Saumen Chakraborty	42	Executive Vice President and Global Chief of Human Resources
Mr. Timothy Crew	43	Executive Vice President – North America Generics Business Development
Dr. Uday Saxena	46	Chief Scientific Officer

(1)	Son-in-law of Dr. K. Anji Reddy.

(2)	Son of Dr. K. Anji Reddy.

(3)	Does not include North America and Europe.

     In addition, Mr. Osagie O. Imasogie, age 43, joined us and our Management Council in April 2004 as Executive Vice President — Global Corporate Business Development.

Biographies

Directors

     Dr. K. Anji Reddy is our Founder and Chairman of our Board of Directors. He is also the Founder of Dr. Reddy’s Research Foundation and Dr. Reddy’s Foundation for Human and Social Development. He has a Bachelor’s degree in Science from Andhra Christian College, Guntur. He received his B.Sc. (Tech) in Pharmaceutical Science from Bombay University and Ph.D. from the National Chemical Laboratory, Pune. He has six years experience with Indian Drugs and Pharmaceuticals Limited (“IDPL”) in the manufacture and implementation of new technologies in bulk drugs. He is a member of the Board of Trade as well as the Prime Minister’s Task force on pharmaceuticals and knowledge-based industries. The Government of India bestowed the Padmashri Award upon him for his distinguished service in the field of trade and commerce. In addition to positions held with our subsidiaries, he is a Director in Diana Hotels Limited, Biomed Russia Limited, and Pathenco APS.

     Mr. G. V. Prasad is a member of our Board of Directors and serves as our Executive Vice-Chairman and CEO. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago, U.S.A. and an M.S. in Industrial Administration from Purdue University, U.S.A. He is also an active member of several associations including the National Committee on Drugs & Pharmaceuticals. In addition to positions held with our subsidiaries, he is a Director of Diana Hotels Limited, Nipuna Services Limited and Leiner Health Products, LLC.

     Mr. Satish Reddy is a member of our Board of Directors and serves as our Managing Director and Chief Operating Officer. He has a Master of Science degree in Medicinal Chemistry from Purdue University, U.S.A. and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to certain of our subsidiaries and joint ventures, he is also a Director of Diana Hotels Limited and Biomed Russia Limited.

     Mr. Anupam Puri retired from McKinsey & Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey & Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is now on the Board of Godrej Consumer Products Limited, ICICI Bank Limited, Mahindra British Telecom Limited and Patni Computer Systems Limited.

     Professor Krishna G. Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the title of Senior Associate Dean, Director of Research. Professor Palepu has a Masters degree in physics from Andhra University, an M.B.A. from the Indian Institute of Management and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an honorary M.A. from Harvard, and an honorary Doctorate from the Helsinki School of Economics. He teaches finance, control and strategy in Harvard’s M.B.A. and Executive programs. He has published numerous research papers and is also the co-author of “Business Analysis & Valuation: Text and Cases.” He serves as a consultant to a wide variety of businesses and is on the boards of Satyam Computer Services Limited, Exetor Group, Enamics Limited and Harvard Business School Publishing Company.

     Dr. Omkar Goswami is a founder and Chairman of CERG Advisory Private Limited, a niche corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Doctor of Economics degree from Oxford University. He is also a director of Infosys Technologies Limited, DSP-Merrill-lynch Investment Managers Limited, Crompton Greaves Limited and Infrastructure Development Finance Company Limited.

     Mr. P.N. Devarajan has previously served as a Director of Cheminor Drugs Limited. He is also currently a member of the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, member of the Assessment Committee of the Council of Scientific and Industrial Research and a

member of the Research Council of National Chemical Laboratory. He has previously served as a Director of the Bank of Baroda, a member of the Central Board of Directors of the Reserve Bank of India and Group President and consultant of Reliance Industries Limited. He is currently a Director on the Boards of Kothari Sugars and Chemicals Limited, Sriram Tower Tech Private Limited, Shiram EPC Private Limited, Sriram EPR Technologies Private Limited, Infinite Softcom Solutions Private Limited and Tropical Technologies Private Limited.

     Dr. P. Satyanarayana Rao is a professor emeritus of cardiology at Osmania Medical College, honorary cardiologist at Nizam’s Institute of Medical Sciences and a consultant cardiologist at St. Theresa’s Hospital. He has a Bachelor of Science degree, a Bachelor of Medicine and Surgery degree and a Doctor of Medicine degree from Andhra University and a Diplomat Cardiology degree from the University of Copenhagen. He also serves as the Director of Sri Sarathi Studios Private Limited and Anil Prabhas Private Limited. He ceased to be member of our Board of Directors effective as of July 28, 2004.

     Mr. Ravi Bhoothalingam has served as the President of The Oberoi Group and was responsible for its worldwide operations. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Ltd., and as a Director of ITC Limited. He holds a Bachelor of Science degree in physics from St. Stephens College, Delhi and a Master of experimental psychology degree from Gonville and Caius College, Cambridge University. He is also a Director of Nicco Internet Ventures Limited and Sona Koyo Steering Systems Limited

     Dr. V. Mohan has been a member of our Board of Directors since 1996. He is also a visiting professor of Diabetology at Sri Ramachandra Medical College and a professor of International Health at the University of Minnesota, U.S.A. He holds a Bachelor of Medicine degree, Doctor of Medicine degree, Ph.D. and a Doctor of Science degree from Madras University. He is also the Chairman and Managing Director of M.V. Diabetes Specialties Centre Private Limited and the President of the Madras Diabetes Research Foundation.

Executive Officers

     Mr. V.S. Vasudevan is our Chief Financial Officer. He has been with us for the last 18 years. He heads the Finance, Investors Relations, Internal Audit, Compliance, Legal and Secretarial functions. Apart from the integration of American Remedies Ltd., Cheminor Drugs Ltd. and Standard Equity Fund Ltd. with us, he has led two IPOs in India, and our Global Depositary Receipt and ADS issues. He is a director of Compact Electric Limited and has handled company takeovers and brand acquisitions. Prior to joining us, he worked as finance head at Standard Equity Fund Limited.

     Mr. Abhijit Mukherjee is our President of Developing Businesses. Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Amal Products Limited. He started his career as a management trainee in Hindustan Lever Limited (HLL) and put in 13 years in that company including 3 years in a Unilever company. He was primarily involved in the technical assignments in Aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He is a graduate in Chemical Engineering from the Indian Institute of Technology, Kharagpur.

     Mr. Adam Levitt is Executive Vice President -North America Specialty Pharmaceuticals. Before joining us, he served as Senior Vice President — Brand Business for Schein Pharmaceutical. He played a significant role in Schein’s move from a generic drug company to a company with two distinct business strategies. He then served as consultant to Élan Pharmaceutical Technologies, the drug delivery business unit of Élan Pharma. He started his career with Becton Dickinson, where he held several positions of increasing responsibility in sales and marketing. Later, he moved to Enzymatics, a biotechnology start-up, where he was responsible for establishing the sales and marketing organization. He graduated from the Massachusetts College of Pharmacy with a B.S. degree in Pharmacy. He has a Masters in Business Management from Johns Hopkins University.

     Mr. Andrew Miller is Executive Vice President Legal and Intellectual Property Management. He is also a principal at Budd Larner, P.C., our legal counsel in the U.S. He has represented us since the formation of our first U.S. entity in 1992. He is a graduate of the University of Michigan Law School where he was an Editor of Michigan’s Journal of Law Reform. He holds a B.A. degree from the State University of New York at Buffalo, where he graduated summa cum laude in 1977 and was elected a member of Phi Beta Kappa.

     Mr. Arun Sawhney is President of our Europe and Global API businesses. He joined us in 2001 as President of our API business from Max-GB Ltd. where he was Chief Executive. Prior to that he headed the Global Business Development function at Ranbaxy Laboratories Limited. He has also had successful stints as Manager Exports with Hindustan Ciba Geigy and as Regional Sales Manager with Bayer India, earlier in his career. He is a silver medalist, MBA from the International Management Institute, New Delhi, and has a Bachelor’s degree in Commerce from Sydenham College of Commerce and Economics, Mumbai.

     Mr. Ashwani Kumar Malhotra, is Senior Vice President of our Formulations manufacturing operations. He joined us as Vice President in February 2001, and was responsible for the India operations supporting Generics and Specialty businesses with new product development filings and manufacturing and supply of products to regulated markets such as the U.S., Canada, Europe, the U.K., South Africa, Australia and New Zealand. Prior to joining us, he worked with Cipla Limited for 13 years in various capacities and with Warner Hindustan, a division of Parke Davis in formulations development and manufacturing for 7 years. He is a Postgraduate in Pharmacy from Institute of Technology, Banaras Hindu University. He also holds a Diploma in Industrial Engineering & Management and a Postgraduate Diploma in Computer Systems from the Institute of Public Enterprises, Government of India.

     Dr. Dennis Langer is President of our North America business operations. He joined us from GlaxoSmithKline, where he was Senior Vice President, Project and Portfolio Management, Research and Development. He has a unique combination of experience in areas of innovation, research and development, commercial operations and strategy and business development and has been associated with several pharmaceutical companies such as Eli Lilly, Abbott and GD Searle where he held various senior management positions. He was also Chief Resident in psychiatry at Yale University School of Medicine and held clinical fellowships in psychiatry at Harvard Medical School, George Washington University School of Medicine and the National Institutes of Health. He has a J.D. (cum laude) from Harvard Law School, an M.D. from Georgetown University School of Medicine, and a B.A. in Biology from Columbia University. He has to his credit several publications in peer reviewed medical journals. He currently serves on the board of Transkaryotic Therapies, Inc. and the Boards of Visitors at Columbia College, Columbia University and Georgetown University School of Medicine. He is a Clinical Professor, Department of Psychiatry, Georgetown University School of Medicine, Washington, D.C.

     Mr. Jaspal Singh Bajwa is President of our Branded Formulations (Rest of the World) business. He has 26 years of diverse experience in the consumer and healthcare products industries, having worked with Nestle, Bausch and Lomb and more recently Marico Industries. He started his career with Nestle. After 15 years with Nestle in Sales and Marketing, his last position was Chief of Marketing in India. Subsequently, he spent over 10 years with Bausch and Lomb, where he held several senior management positions including those of Managing Director for India/ SAARC, and Head of their Canadian Subsidiary. Most recently, he was the Executive Director and Chief Operating Officer of Marico Industries Limited. He has a Bachelor’s degree in Food Technology and an MBA from the Indian Institute of Management, Ahmedabad.

     Mr. K.B. Sankara Rao is Senior Vice President responsible for Integrated Product Development for our Global Formulations, Generics and API businesses. He has been with us since 1986 in various capacities – providing the initial impetus to our Formulations business by setting up the manufacturing facilities and upgrading standards to the present day business needs which resulted in the attainment of various statutory approvals, including in the U.K. MHRA approval; the design and implementation of the “Self Managing Team” concept in two of our Formulations manufacturing units. He holds a Masters degree in Pharmacy from Andhra University. He is a life member of the Indian Pharmaceutical Association amongst his other affiliations. He has also been a member of CII-Southern Regional Quality & Productivity Sub-committee.

     Mr. Mark Hartman is Executive Vice President of our North America Generics business. He has 17 years of experience in the pharmaceutical industry. Before joining us, Mark spent five years at Watson Laboratories. His last three positions at Watson were Director of Marketing for Trade & Managed Care, Executive Director, Sales & Marketing – Watson Generics, and Vice President, Sales & Marketing, Watson Generics. He was involved in multiple product and company acquisitions during his tenure with Watson. Before Watson, He was Director of Marketing for Alpharma USPD, Marketing Manager at Geneva Pharmaceuticals, and held various brand and generic sales and marketing positions during his 10 years at Lederle Laboratories. He holds a BS degree in Dairy Science from Virginia Tech, Virginia.

     Dr. R. Rajagopalan is President of our Discovery Research segment. He started his career with Hoechst India Ltd and was associated with their drug discovery program in various capacities for over two decades. He was the principal research scientist in Hoechst when he chose to join us to head our Pharmacology Research and Development group in 1994. He was instrumental in building the discovery biology capabilities at Discovery Research and was made Senior Vice-President, Discovery Biology in 2000. He graduated in 1970 from Madras University with a Bachelor’s of Science degree with chemistry as a major and obtained a Master’s degree in Pharmacology at the same university. He undertook Doctoral study in pharmacology at the Bombay University. He has several research publications and patents to his credit.

     Mr. Raghu Cidambi is Advisor and Head of Corporate Intellectual Property Management and Strategic Planning. Prior to joining us, he served with the Eenadu Group, a large south India-based media conglomerate, where he was responsible for its legal affairs. He has graduated from the Indian Institute of Management, Calcutta and thereafter obtained a Bachelor’s Degree in Law from the Osmania University in Hyderabad.

     Mr. Saumen Chakraborty is Executive Vice-President and Global Chief of Human Resources (HR). He has over 20 years of experience in strategic and operational aspects of management. Prior to joining us, he held various positions including line manager and a HR facilitator, with diverse portfolios such as Senior Manager (Finance & Accounts) in Eicher, and Vice President (Operations) in Tecumseh. A member of various industry fora including the CII and the National HRD Network, he graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from Indian Institute of Management, Ahmedabad.

     Mr. Timothy C. Crew is Executive Vice President of North America Generics Business Development. He joined us following 12 years with Bristol-Myers Squibb (“BMS”), where he held a number of positions of increasing responsibility in Sales, Marketing, Strategic Planning and Business Development. His last three Key Executive positions there included Senior Director of Marketing and Business Development at Apothecon, Senior Director of U.S. Managed Health Care Marketing, and Senior Director of Global Marketing. Prior to joining BMS, he served as a Second Lieutenant, First Lieutenant and Captain in the United States Army. He holds a B.A. degree in Economics from Pomona College, California and an MBA in Marketing and Management from Columbia University, New York.

     Dr. Uday Saxena is our Chief Scientific Officer. Since 2002, he has also been the President and CEO of Reddy US Therapeutics, Inc., our subsidiary located in Atlanta, Georgia. Reddy US Therapeutics, Inc. is engaged in drug discovery in the areas of diabetes, inflammation and cardiovascular disease. He has been in the pharmaceutical/biotech industry for over a decade. From 1997 to early 2000, he was Vice President of Research and a member of the executive committee at AtheroGenics, Inc, a publicly traded biopharmaceutical company located in Alpharetta, Georgia. While at AtheroGenics, he directed several drug discoveries and early development programs that lead to identification of novel compounds currently in late phase clinical trails for restenosis, atherosclerosis and chronic inflammation. Prior to that he was at Parke-Davis Research Division, Ann Arbor, Michigan, where he was responsible for setting up a discovery program in inflammation and atherosclerosis.

     Mr. Osagie O. Imasogie is the Executive Vice President of Global Corporate Business Development. Prior to joining us, he was CEO of Trigenesis Therapeutics Inc. Prior to that he was Vice-President and Director, GSK Ventures, GlaxoSmithKline Research and Development and was instrumental in the external value maximization of various GlaxoSmithKline R&D assets, such as compounds, technology platforms, databases / libraries and patents. He worked with Smithkline Beecham Corporation as a Senior Counsel for a short time before becoming the founding General Counsel & Secretary, Endo Pharmaceuticals Inc., a start-up specialist pharmaceutical company. As a Senior Vice President, Business Development at Endo, he was responsible for all of Endo’s Worldwide Business Development initiatives. A business executive and attorney, he has over 20 years of professional experience in areas including the Healthcare/Pharmaceutical Industry, Business Development, Corporate Finance, Corporate Law, Intellectual Property and Consulting with Price Waterhouse, DuPont Merck Pharmaceutical Company and Genesiscorp Limited. He obtained his initial legal education in Nigeria before earning his LL.M at the London School of Economics and another LL.M from the University of Pennsylvania School of Law in Philadelphia.

6.B. Compensation of directors and executive officers

Directors’ compensation

     Full-Time Directors. The compensation of our Chairman, Chief Executive Officer and Chief Operating Officer (who we refer to as our “full-time directors”) is divided into base salary, commission and benefits. The compensation committee of the Board of Directors (the “Board”) initially recommends the compensation for full-time directors. If the Board approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting.

     Our shareholders have approved the salary, benefits and maximum amount of commission for each of our full-time directors. Our Chief Operating Officer and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.5% of our net profit (as defined under the Indian Companies Act, 1956) at the end of the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) at the end of the fiscal year. The compensation committee, which is composed of independent directors, recommends the commission for our Chairman, Chief Executive Officer and Chief Operating Officer within the limits of 1%, 0.5% and 0.5% respectively of the net profits (as defined under the Indian Companies Act, 1956).

     Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of Rs. 5,000 (U.S.$115.2) for every Board meeting and Board committee meeting they attend. In fiscal 2004, we paid an aggregate of Rs. 335,000 (U.S.$7,718.9) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit as defined under the Indian Companies Act, 1956. Our shareholders have approved a maximum commission up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit.

     For fiscal 2004, the directors were entitled to the following amounts as compensation:

	Rs. in thousands
Name of Director	Attendance fee	Commission	Salary	Perquisites	Total
Dr. K. Anji Reddy	NA	31,397	1,800	144	33,341
Mr. G.V. Prasad	NA	15,698	1,080	194	16,972
Mr. Satish Reddy	NA	15,698	1,080	194	16,972
Mr. Anupam Puri	25	1,312	NA	NA	1,337
Dr. A. Venkateswarlu(1)	30	—	NA	NA	30
Prof. Krishna G. Palepu	35	1,312	NA	NA	1,347
Dr. Omkar Goswami	45	1,312	NA	NA	1,357
Mr. P.N. Devarajan	70	1,312	NA	NA	1,382
Dr. P. Satyanarayana Rao	50	874	NA	NA	924
Mr. Ravi Bhoothalingam	60	1,312	NA	NA	1,372
Dr. V. Mohan	20	874	NA	NA	894

(1)	Dr. A. Venkateswarlu retired at the 19th Annual General Meeting held on August 25, 2003. No commission was payable to him.

     Stock Options to Directors. We introduced the Dr. Reddy’s Employee Stock Option Scheme, 2002 in fiscal 2002. Our full-time directors are not eligible to participate in this plan. None of the non-full time directors have been granted any options under this plan.

Executive officers’ compensation

     The initial compensation to all our executive officers is determined through appointment letters issued at the time of employment. The appointment letter provides the initial amount of salary and benefits the executive officer will receive as well as a confidentiality provision and a non-compete provision applicable during the course of the executive officer’s employment with us. We provide certain standard benefits to our executive officers, including rent for accommodation or house rent allowance, car, telephone, medical reimbursements, leave travel assistance, personal accident insurance, contributions to a provident fund, gratuity benefit and Superannuation benefit to our executive officers. The executive officers also get performance bonus each year based on our profitability. The compensation committee of the Board reviews the compensation of executive officers on a periodic basis.

     We also have an employee stock option scheme. The scheme is applicable to all of our employees and directors and employees and directors of our subsidiaries. The scheme is not applicable to promoter directors, promoter employees and persons holding 2% or more of our outstanding share capital. The compensation committee of the Board of Directors awards options pursuant to the scheme based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.

     Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation,” above. The following table presents the annual compensation paid for services rendered to us for fiscal 2004 and stock options held by all of our other executive officers as of March 31, 2004:

	Compensation	Stock Options
Name	Rs. In Thousand	Date of grant	No. of options	Exercise price	Expiry Date
V.S. Vasudevan	4,004	05.09.2002	5,740	1,063.02	(4)
		05.13.2003	10,000	883.00	(4)
Abhijit Mukherjee	2,957	—	—	—	—
Adam Levitt	15,565	07.31.2002	36,000	911.00	(5)
		05.13.2003	8,000	883.00	(4)
Andrew Miller	17,282	01.29.2002	30,000	977.30	01.28.2007
		05.13.2003	7,000	883.00	(4)
Arun Sawhney	6,467	05.09.2002	7,700	1,063.02	(4)
		05.13.2003	12,000	883.00	(4)
Ashwani Kumar Malhotra	3,562	05.09.2002	3,520	1,063.02	(4)
		05.13.2003	7,000	883.00	(4)
Dr. Dennis Langer(1)(2)	3,116	01.19.2004	30,000	1,396.00	(4)
Jaspal Bajwa(3)	4,655	05.13.2003	10,000	883.00	(4)
KB Sankara Rao	4,250	05.09.2002	4,290	1,063.02	(4)
		05.13.2003	7,000	883.00	(4)
Mark Hartman	17,108	05.09.2002	60,000	1,063.02	(5)
		05.13.2003	10,000	883.00	(4)
Dr. R Rajagopalan	4,135	05.09.2002	8,200	1,063.02	(4)
		05.13.2003	8,000	883.00	(4)
Raghu Cidambi	3,000	05.13.2003	10,000	883.00	(4)
Saumen Chakraborty	4,231	05.09.2002	5,500	1,063.02	(4)
		05.13.2003	10,000	883.00	(4)
Timothy Crew	18,144	01.29.2002	44,500	977.30	01.28.2007
		05.13.2003	12,000	883.00	(4)
Dr. Uday Saxena	11,176	07.31.2002	80,270	911.00	(4)
		05.13.2003	10,000	883.00	(4)

(1)	Joined in January 2004.

(2)	In addition, he was granted 80,000 options with an exercise price equal to the par value of the shares (i.e. Rs.5 per option), subject to the approval of shareholders. The approval was obtained at the annual general meeting held on July 28, 2004.

(3)	Joined in April 2003.

(4)	The expiry period is 5 years from the date of vesting. 25% of the options vest each year over a period of 4 years.

(5)	The expiry period is 5 years from the date of vesting. The options vest in graded manner over a period of 3 years.

Retirement benefits.

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

     In respect of certain of our other employees, the gratuity benefit is provided through annual contribution to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with us, although the LIC administers the fund and determines the contribution premium required to be paid by us. The net contribution amounts recognized by us were Rs.16.4 million, Rs.24.0 million and Rs.18.0 million during the years ended March 31, 2002, 2003 and 2004, respectively.

     Superannuation benefits. Apart from being covered under the Gratuity Plan described above, our senior officers also participate in superannuation, a defined contribution plan administered by the LIC. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.11.1 million, Rs.19.4 million and Rs.24.2 million to the superannuation plan during the years ended March 31, 2002, 2003 and 2004, respectively.

     Provident fund benefits. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.43.4 million, Rs.47.5 million and Rs.58.7 million to the provident fund plan during the years ended March 31, 2002, 2003 and 2004, respectively.

6.C. Board practices

     Our Articles of Association require us to have a minimum of 3 and a maximum of 20 directors. As of March 31, 2004, we had 10 directors on our Board, of which 7 are non-full time independent directors.

     The Companies Act, 1956 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation. At every annual general meeting, one-third of the directors who are subject to re-election must retire and, if eligible for re-election, may be reappointed at the annual general meeting. Our full time directors are not subject to re-election.

     The terms of each of our directors and their expiration dates are provided in the table below.

Expiration of Current
Name	Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)	July 13, 2006	5 years	20 years
Mr. Satish Reddy Kallam (1)	September 30, 2007	5 years	11 years
Mr. G. V. Prasad (1)	January 30, 2006	5 years	18 years
Mr. Anupam Puri (2)	Retirement by rotation	Due for retirement by rotation in 2007	2 years
Dr. Krishna J. Palepu (2)	Retirement by rotation	Due for retirement by rotation in 2005	2 years
Mr. P. N. Devarajan (2)	Retirement by rotation	Due for retirement by rotation in 2005	3.5 years
Dr. P. Satyanarayana Rao (2)	Retirement by rotation	Retired by rotation in 2004	9.5 years
Dr. Omkar Goswami (2)	Retirement by rotation	Due for retirement by rotation in 2006	3.5 years
Mr. Ravi Boothalingam (2)	Retirement by rotation	Due for retirement by rotation in 2005	3.5 years
Dr. V. Mohan (2)	Retirement by rotation	Due for retirement by rotation in 2006	8 years

(1)	Full time director.

(2)	Non-full time independent director.

     The terms of the contracts with our full-time directors are also disclosed to all the shareholders in the notice of the general meeting. The directors are not eligible for any termination benefit on the termination of their tenure with us.

Committees of the Board

     Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or for approval. We have seven Board-level Committees:

•	Audit Committee.

•	Compensation Committee.

•	Nomination Committee.

•	Shareholders’ Grievances Committee.

•	Management Committee.

•	Investment Committee.

•	Strategy Committee.

     The details of Audit Committee, Compensation Committee and Nomination Committee are discussed hereunder.

     Audit Committee. Our management is primarily responsible for our internal controls and the financial reporting process. Our statutory auditors are responsible for performing independent audits of our financial statements in accordance with generally accepted auditing standards and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial controls and reporting.

     The Audit Committee consists of the following 5 non-full time independent directors:

•	Dr. Omkar Goswami (Chairman)

•	Mr. Anupam Puri

•	Prof. Krishna G. Palepu

•	Mr. P. N. Devarajan

•	Mr. Ravi Bhoothalingam

     Our Company Secretary is the secretary of the Audit Committee. This Committee met on four occasions during fiscal 2004. Our statutory auditors were present at all the Audit Committee meetings during the year.

     The primary responsibilities of the Audit Committee are to:

•	Supervise the financial reporting process;

•	Review the quarterly and annual financial results before placing them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Review our financial and other operational risk management policies;

•	Hold discussions with statutory auditors on the nature and scope of audits and any views that they have about the financial control and reporting processes;

•	Ensure compliance with accounting standards and with listing requirements with respect to our financial statements;

•	Recommend the appointment and removal of external auditors and their fees;

•	Review the independence of auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and our subsidiaries; and

•	Review related party transactions.

     Compensation Committee. The Compensation Committee considers and recommends to the Board the compensation of the full time directors and executives above Vice-President level, and also reviews the remuneration package that we offer to different grades/levels of our employees. The Compensation Committee also administers our Employee Stock Option Scheme.

     The Compensation Committee consists of the following directors:

•	Mr. Ravi Bhoothalingam (Chairman)

•	Mr. Anupam Puri

•	Prof. Krishna G. Palepu

•	Dr. Omkar Goswami

•	Mr. P. N. Devarajan

     The Executive Vice President and Global Chief of Human Resources is the Secretary of the Committee. The Compensation Committee met four times during fiscal 2004.

     Nomination Committee. The primary function of the Nomination Committee is to assist the Board of Directors in fulfilling its responsibilities by reviewing and making recommendations to the Board regarding the Board’s composition and structure, establishing criteria for Board membership and evaluating corporate policies relating to the recruitment of Board members and establishing, implementing and monitoring policies and processes regarding principles of corporate governance in order to ensure the Board’s compliance with its fiduciary duties.

     The Nomination Committee consists of the following directors:

•	Mr. Anupam Puri (Chairman)

•	Mr. Ravi Bhoothalingam

•	Prof. Krishna G. Palepu

•	Dr. Omkar Goswami

•	Mr. P. N. Devarajan

     Our Company Secretary is the Secretary of the Committee. No meetings of this Committee were held during fiscal 2004.

6.D. Employees

     The following table sets forth the number of our employees during fiscal 2002, 2003 and 2004.

For the year ended March 31, 2004

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	52	2,270	2,322
Sales and Marketing(2)	25	4	2,193	2,222
R&D	17	—	876	893
Others(3)	33	3	682	718

Total	75	59	6,021	6,155

For the year ended March 31, 2003

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	48	2,206	2,254
Sales and Marketing(2)	22	3	2,079	2,104
R&D	16	—	817	833
Others(3)	29	3	629	661

Total	67	54	5,731	5,852

For the year ended March 31, 2002

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	—	2,126	2,126
Sales and Marketing(2)	14	3	1,985	2,002
R&D	15	—	729	744
Others(3)	13	3	555	571

Total	42	6	5,395	5,443

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.

     We have not experienced any material work stoppages in the last three fiscal years and we consider our relationship with our employees and labor unions to be good. Approximately 10.8% of our employees belong to labor unions. We did not experience any strikes at our manufacturing facilities in fiscal 2004.

6.E. Share ownership

     The following table sets forth, as of July 31, 2004 for each of our directors and executive officers, the total numbers of our equity shares and options owned by them:

		% of
	No. of shares	outstanding	No. of	Fiscal Year
Name	held(1),(3)	capital	options held	of the Grant	Exercise price		Expiration date
Dr. K. Anji Reddy(2),(4)	400,478	0.52%	—			—	—
G.V. Prasad(4)	690,772	0.90%	—			—	—
Satish Reddy(4)	597,916	0.78%	—			—	—
Anupam Puri	—	—	—			—	—
Prof. Krishna G Palepu	1,000	0.00%	—			—	—
Dr. Omkar Goswami	—	—	—			—	—
P.N. Devarajan	—	—	—			—	—
Ravi Bhoothalingam	—	—	—			—	—
Dr. V. Mohan	—	—	—			—	—
V.S. Vasudevan	—	—	5,740	2003	Rs.	1,063.02	(5)
			10,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
Abhijit Mukherjee	—	—	8,000	2005		885.00	(5)
Adam Levitt	—	—	36,000	2003		911.00	(6)
			8,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
Andrew Miller	—	—	30,000	2002		977.30	01.28.2007
			7,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
Arun Sawhney	—	—	7,700	2003		1,063.02	(5)
			12,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
Ashwani Kumar Malhotra	—	—	3,520	2003		1,063.02	(5)
			7,000	2004		883.00	(5)
			8,000	2005		885.00	(5)
Dennis Langer	—	—	30,000	2004		1,396.00	(5)
			80,000	2005		5.00	(5)
Jaspal Singh Bajwa	—	—	10,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
K.B. Sankara Rao	—	—	4,290	2003		1,063.02	(5)
			7,000	2004		883.00	(5)
			8,000	2005		885.00	(5)
Mark Hartman	—	—	60,000	2003		1,063.02	(6)
			10,000	2004		883.00	(5)
			6,000	2005		885.00	(5)
Dr. R. Rajagopalan	—	—	8,200	2003		1,063.02	(5)
			8,000	2004		883.00	(5)
			8,000	2005		885.00	(5)
Raghu Cidambi	—	—	10,000	2004		883.00	(5)
			8,000	2005		885.00	(5)
Saumen Chakraborty	—	—	5,500	2003		1,063.02	(5)
			10,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
Timothy Crew	—	—	44,500	2002		977.30	01.28.2007
			12,000	2004		883.00	(5)
			5,000	2005		885.00	(5)
Dr. Uday Saxena	—	—	80,270	2003		911.00	(5)
			10,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
Osagie O. Imasogie	—	—	—			—	—

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	All shares have voting rights.

(4)	Not eligible for grant of Stock Options.

(5)	The expiry period is 5 years from the date of vesting. 25% of the options vest each year over a period of 4 years.

(6)	The expiry period is 5 years from the date of vesting. The options vest in graded manner over a period of 3 years.

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

     The minimum vesting period of the options is 12 months. The options cannot be traded in the markets. All options have been issued at an exercise price that is not less than the fair market value of the shares on the Stock Exchange, Mumbai on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period.

     The dates of grant, exercise price and the number of options granted under the 2002 Plan have been shown in the table below.

Date of grant	No. of Options	Exercise Price
29-Jan-02	124,500	977.30
9-May-02	259,400	1,063.02
31-Jul-02	172,732	911.00
26-Aug-02	1,813	884.00
13-May-03	369,300	883.00
28-Oct-03	24,000	1,149.00
19-Jan-04	30,000	1,396.00
27-May-04	411,600	885.00
21-July-04	2,000	765.00
28-July-04	80,000	5.00

     The vesting period for these options varies from 12 to 48 months. As of March 31, 2004, out of the total options granted 67,706 options were forfeited due to certain employees leaving our employment.

     On July 28, 2004 our shareholders approved an amendment to the 2002 Plan to provide for stock options grants under two categories:

Category A: 1,721,700 stock options out of the total 2,295,478 be reserved for grant of options (including 911,038 outstanding options) having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total 2,295,478 be reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

     The amendment will provide flexibility to the Compensation Committee of the Board to grant stock options having an exercise price of Rs.5 to attract and retain the talent and recognize exceptional performance of our key employees.

     Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan. In fiscal 2001, Reddy US Therapeutics, Inc. (“RUSTI”), a subsidiary of Reddy Antilles N.V. (“RANV”), our wholly-owned subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan to provide for issuance of stock options to its employees and certain related non-employees. When the plan was established, RUSTI reserved 500,000 shares of its common stock for issuance.

     In fiscal 2004, we determined that it would be in our interests to terminate this plan. We accomplished this by RUSTI adopting the 2003 Share Purchase Plan for Reddy US Therapeutics, Inc. Employees and Directors. The vesting period on all outstanding RUSTI options was accelerated and all options holders were granted the right to exercise their shares and exchange them for ADSs delivered by RANV and issued pursuant to the 2003 Share Purchase Plan for Reddy US Therapeutics, Inc. Employees and Directors. On December 2, 2003, we filed a Registration Statement on form S-8 in connection with the ordinary shares underlying the ADSs issued pursuant to such plan. All of the holders of RUSTI options exercised their options and exchanged their shares of RUSTI for ADSs and as a result, RUSTI is now a wholly-owned subsidiary of RANV.

     Aurigene Discovery Technologies Limited ESOP Plan 2003. Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the

“Aurigene Employee Plan”) to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at an exercise price as may be determined by Aurigene’s compensation committee. On August 1, 2003, 200,000 stock options at an exercise price of Rs.10 each were awarded to the employees of Aurigene and its subsidiary with a vesting period of 3 years (i.e., they fully vest on July 31, 2006). Out of the options granted, 30,182 options were forfeited due to cessation of employment.

     Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan. In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Aurigene Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as may be determined by Aurigene’s compensation committee. For fiscal 2004, a total of 783,333 stock options at an exercise price of Rs.10 each were awarded to the employees of Aurigene on August 1, 2003 and the recipients have a period of 7 years (i.e., until July 31, 2010) to exercise the options. The exercise price is equal to the fair value of the underlying equity shares as determined by Aurigene’s compensation committee. Out of the options granted 166,667 options were forfeited due to cessation of employment.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

     A total of 25.76% of our equity shares is held by the following parties:

•	Dr. K. Anji Reddy (Chairman),

•	Mr. G .V. Prasad (Executive Vice Chairman and CEO),

•	Mr. Satish Reddy (Managing Director and COO),

•	their family members, and

•	Dr. Reddy’s Holdings Private Limited (a company in which Dr. K Anji Reddy is a 40% owner and the balance of ownership is held by Mr. G.V. Prasad, Mr. Satish Reddy and various other members of his family).

     The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2004:

	Equity Shares Beneficially
	Owned (1)
	Number	Percentage
Name	of Shares	of Shares
Dr. K. Anji Reddy(2)	17,862,208	23.35%
Mr. G.V. Prasad	690,772	0.90%
Mr. Satish Reddy	597,916	0.78%
Various family members	558,428	0.73%
Subtotal	19,709,324	25.76%

Others/public float	56,809,625	74.24%

Total number of shares outstanding	76,518,949	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provide that shares are beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)  Dr. Reddy’s Holdings Private Limited owns 17,461,730 shares of Dr. Reddy’s Laboratories Limited. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Private Limited. The remainder is owned by various members of his family, and his brother-in-law, Mr. A. Subba Reddy, is the managing director of Dr. Reddy’s Holdings Private Limited. The entire amount beneficially owned by Dr. Reddy’s Holdings Private Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy.

     As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

     We are required to disclose names and shareholding of the persons who are holding more than 1% of the outstanding shares of our company to the Stock Exchanges in India. The disclosure is required to be made on March 31, June 30, September 30 and December 31 every year.

     The following shareholders hold more than 1% of the equity shares of our company as of June 30, 2004 as compared to the shareholding as of March 31, 2004, March 31, 2003 and March 31, 2002.

	30-Jun-04		31-Mar-04		31-Mar-03		31-Mar-02
		% of		% of		% of		% of
		equity		equity		equity		equity
	No. of equity	shares	No. of equity	shares	No. of equity	shares	No. of equity	shares
Name	shares held*	held	shares held*	held	shares held*	held	shares held*	held
Dr. Reddy’s Holdings Pvt. Limited	17,461,730	22.82	17,461,730	22.82	17,461,730	22.82	17,461,730	22.82
Life Insurance Corporation of India	6,686,679	8.74	5,295,128	6.92	5,038,583	6.58	2,144,138	2.80
Fidelity Management and Research Company	1,562,900	2.04	1,566,611	2.05	3,082,288	4.03	1,400,114	1.83
HSBC Global Investment Funds	1,351,866	1.77	1,535,700	2.01	89,931	0.12	148,000	0.19
Top 50 Asien	1,084,288	1.42	1,195,696	1.56	984,288	1.29	884,288	1.16
Templeton Asset Management	934,045	1.22	1,084,288	1.42	514,595	0.67	—	—
M and G Investment Management Limited	830,442	1.09	905,549	1.18	945,847	1.24	2,094,814	2.74

Note: * Does not include ADS holdings

     All of our shares carry the same voting rights.

     As of March 31, 2004, we have 76,518,949 issued and outstanding equity shares. As of March 31, 2004 there were 50,185 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 per value per share. As of May 25, 2004, 26.50% of our issued and outstanding equity shares were held by ADS holders. On May 25, 2004 we had approximately 11,815 ADS holders on record in the U.S.

7.B. Related party transactions

     Please refer to Note 26 of the Notes to Consolidated Financial Statements for information on Related Party Transactions.

7.C. Interests of experts and counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

     The following financial statements and auditors report for fiscal 2004 are incorporated herein by reference and are included in Item 18 of this report on Form 20-F:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2003 and 2004.

•	Consolidated Statements of Income for the years ended March 31, 2002, 2003 and 2004.

•	Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended March 31, 2002, 2003 and 2004.

•	Consolidated Statements of Cash Flow for the years ended March 31, 2002, 2003 and 2004.

•	Notes to the Consolidated Financial Statements.

Amount of Export Sales

     For the fiscal year ended March 31, 2004, our export revenues were Rs.12,937.4 million, contributing 64.4% to our total revenues.

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

     Environmental Litigation

     The Indian Council for Environmental Legal Action (the “Council”) filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of the Medak district of Andhra Pradesh, India. The Council seeks to provide clean drinking water to people living in these areas whose water supplies are affected by chemical industrial pollution. The Council is asking for relief in the nature of an order directing the Union and the State Government to avert pollution and compensate those affected by it.

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

     The total compensation that we have paid to date at the direction of the High Court is Rs.2.0 million. Such payments were made during fiscal years 1993, 1994, 1996, 1997, 2001 and 2004 and have been charged to the income statement in the year of payment. Such payments were made in full to the extent demanded from us by the High Court. Although the matter is still pending before the courts, in consultation with our external legal counsel in India, we consider the possibility of additional liability to be remote. We cannot estimate our liability in the event that we are unsuccessful in this case. Even if we are discharged from this litigation, the amount already paid to the High Court will not be returned to us.

Norfloxacin litigation

     We manufacture and distribute norfloxacin, a formulations product. Under the Drugs Prices Control Order (“DPCO”), the government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the GOI designated norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, we filed a writ petition against the notification on the ground that the government of India failed to comply with the rules of the DPCO. In 1996, the High Court granted an interim order in our favor. In April 2004, the High Court issued an order dismissing our writ petition and as a result, we have made a provision of Rs.183.6 million during fiscal 2004, which represents the excess of the selling price over the maximum selling price fixed by the government of India under the applicable provisions of the DPCO. The High Court has provided us with an opportunity to seek a review of the order. Accordingly, we have filed a review petition in the High Court. As the matter is pending in the High Court, we continue to make provisions for the excess amount charged in subsequent periods. In the event that we are unsuccessful in the litigation, we will be required to remit the sale proceeds in excess of the maximum selling price to the government of India.

Dividend Policy

     In the fiscal years ended March 31, 2002, 2003 and 2004, our shareholders declared cash dividends of Rs.7.5, Rs.5.0 and Rs.5.0, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors.

     Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are converted by the Depositary into U.S. Dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

8.B. Significant changes

     In April 2004, we acquired 100% of Trigenesis Therapeutics, Inc., a U.S. based privately owned dermatology company. The total consideration for this transaction was U.S.$ 11.0 million. This acquisition provides us with access to certain products and proprietary drug delivery technology platforms for developing a pipeline of differentiated drugs in the dermatology prescription segment. In connection with this transaction, we assumed certain future milestone and royalty payment obligations of Trigenesis Therapeutics, Inc. The financial operations of Trigenesis Therapeutics, Inc. will be consolidated with ours commencing in fiscal 2005.

     Pursuant to an agreement entered into with Novartis Pharma AG (“Novartis”), we agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of this agreement, during the year ended March 31, 2002, we received Rs.235,550 (U.S.$5 million) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with its accounting policy proportionately upon the receipt of stated milestones. In June 2003, Novartis decided to discontinue further development of the compound but continued its collaboration with us for an additional dual acting insulin sensitiser compound (the backup compound). Under the terms of the agreement, Novartis had the rights for a backup compound. The agreement with Novartis for the further development of the compound expired on May 30, 2004 and, accordingly, we recognized the amount of Rs.235.6 million as revenue during the three months ended June 30, 2004.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Information Regarding Price History

     The following tables set forth the price history for our shares on The Stock Exchange, Mumbai, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”). Stock prices per share have been restated to reflect a 2 for 1 stock split effective on October 25, 2001.

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Fiscal Year
Ended March 31,	High (Rs.)	Low (Rs.)	High ($)	Low ($)
2004	1,470.00	808.00	33.05	17.58
2003	1,149.90	675.00	24.00	13.30
2002	1,120.00	432.00	25.64	10.04
2001	813.50	536.90	—	—	(1)
2000	850.00	343.50	—	—	(1)

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)
June 30, 2002	1,149.90	910.50	24.00	18.40
September 30, 2002	1,017.00	700.00	21.60	16.00
December 31, 2002	932.00	675.00	19.50	13.30
March 31, 2003	1,003.00	851.05	21.00	18.00
June 30, 2003	1,109.50	808.00	23.53	17.58
September 30, 2003	1,225.00	994.00	27.90	21.85
December 31, 2003	1,470.00	1,045.00	32.32	23.14
March 31, 2004	1,469.80	959.15	33.05	23.02
June 30, 2004	1,002.90	692.00	24.80	16.73

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Month Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)
March 31, 2004	1,145.00	959.15	25.90	23.02
April 30, 2004	1,002.90	859.00	24.80	19.10
May 31, 2004	919.00	692.00	20.50	17.60
June 30, 2004	845.00	709.15	19.60	16.73
July 31, 2004	789.00	713.20	17.70	15.93
August 31, 2004	795.00	652.50	17.15	15.05

(1) ADSs listed on April 11, 2001. Source: www.bseindia.com and www.adr.com, respectively.

9.B. Plan of distribution

     Not applicable.

9.C. Markets

Markets on Which Our Shares Trade

     Our equity shares are traded on The Stock Exchange, Mumbai (“BSE”), the Hyderabad Stock Exchange Limited (“HSE”), The Stock Exchange, Ahmedabad (“ASE”), The Madras Stock Exchange Limited (“MSE”), The Calcutta Stock Exchange Association Limited (“CSE”) and National Stock Exchange Limited (“NSE”), or collectively, the “Indian Stock Exchanges”. Our American Depositary Shares, as evidenced by American Depositary Receipts (or “ADRs”), are traded in the U.S. on the New York Stock Exchange (“NYSE”), under the ticker symbol “RDY”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001. A significant portion of our equity shares are traded on the NSE and the NYSE. Our shareholders approved the delisting of our shares from the HSE, ASE, MSE and CSE at the general body meeting held on August 25, 2003. The necessary delisting applications have been made in these stock exchanges. We have already received the delisting approval letters from HSE and ASE.

9.D. Selling shareholders

     Not applicable.

9.E. Dilution

     Not applicable.

9.F. Expenses of the issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

     Not applicable.

10.B. Memorandum and articles of association

     Dr. Reddy’s Laboratories Limited was incorporated under the Indian Companies Act, 1956. We are registered with the Registrar of Companies, Andhra Pradesh, and Hyderabad, India as Company No. 01-4507. Our registered office is located at 7-1-27, Ameerpet, Hyderabad – 500 016, India and the telephone number of our registered office is +91-40-23731946. The summary of our Articles of Association and Memorandum of Association that is included in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission’s (the “SEC”) on April 11, 2001, together with copies of the Articles of Association and Memorandum of Association that are included in our registration statement on Form F-1, are incorporated herein by reference.

     The Memorandum and Articles of Association were amended at the 17th Annual General Meeting held on September 24, 2001 and 18th Annual General Meeting held on August 26, 2002. A full description of these amendments was given in the Form 20-F filed with the SEC on September 30, 2003, which description is incorporated herein by reference.

     Our Articles of Association were further amended at our 20th Annual General Meeting held on July 28, 2004 by inserting the following Article 12A after Article 12:

“12A. Subject to the applicable provisions of the Companies Act, 1956 or any other applicable provisions as may be stipulated by any regulatory authorities (“Relevant Laws”), the Company may buy its own securities and the Board shall have powers to buy the securities as stipulated under the relevant laws.”

10.C. Material contracts

     There are no material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our direct and indirect subsidiaries is party, for the two years immediately preceding the date of this Form 20-F.

10.D. Exchange controls

     Foreign investment in Indian securities is governed by the Foreign Exchange Management Act, 1999 (“FEMA”). The Foreign Direct Investment Policy under the Reserve Bank of India’s Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the Reserve Bank of India, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows:

(i)	for transfer of shares or convertible debentures held by a person resident outside India, other than non-resident Indians (“NRI”) or overseas corporate bodies (“OCB”), to any person resident outside India, provided that the transferee has obtained permission of the Central Government if the transferee had any previous venture or tie-up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged,

(ii)	NRIs or OCBs are permitted to sell shares or convertible debentures of an Indian company to other NRIs or OCBs, and

(iii)	a person resident outside India may gift securities of an Indian company to a person resident in India.

     In all other cases, prior approval of the Reserve Bank of India is necessary. For the sale of existing shares or convertible debentures of an Indian company by a resident to a non-resident the transferor should obtain approval of the Central Government (Govt. of India) and thereafter make an application to Reserve Bank of India for permission. In such cases the Reserve Bank of India may permit the transfer subject to such terms and conditions, including the price at which the sale may be made.

ADS guidelines

     Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993(the “1993 Regulations”), as modified from time to time, promulgated by the Government of India. The 1993 Regulations are in addition but without prejudice to the other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulations also affords to holders of the ADSs the benefits of Section 115AC of the Income Tax Act, 1961 for purposes of the application of Indian tax laws. In March 2001, the Reserve Bank of India issued a notification permitting, subject to certain conditions, two-way fungibility of ADSs (as described below). This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to compliance with certain requirements and the limits of sectoral caps as applicable.

Fungibility of ADSs

     A registered broker in India can purchase shares of an Indian company that has issued ADSs, on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:

(i)	the shares are purchased on a recognized stock exchange;

(ii)	the shares are purchased with the permission of the Custodian to the ADS offering of the Indian company and are deposited with the Custodian;

(iii)	the shares purchased for conversion into ADSs do not exceed the number of shares that were released by the Custodian pursuant to conversions of ADSs into equity shares under the Depositary Agreement; and

(iv)	a non-resident investor, broker, the Custodian and the Depository comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the related guidelines issued by the Central Government from time to time.

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

     The SEBI and the RBI regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as “foreign portfolio investors”. Under current Indian law, foreign institutional investors in the aggregate may hold not more than 24.0% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in the aggregate may hold not more than 10.0% of the shares of an Indian company through portfolio investments. The 24.0% limit referred to above may be increased to 49.0% if the shareholders of the company pass a special resolution to that effect. The 10.0% limit referred to above may be increased to 24.0% if the shareholders of the company pass a special resolution to that effect. No single foreign institutional investor may hold more than 10.0% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5.0% of the shares of an Indian company.

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Code”), upon the acquisition of more than 5% of the outstanding shares or voting rights of a publicly-listed Indian company a purchaser is required to notify the company. The company and the purchaser are also required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to SEBI (Substantial Acquisition of Shares and takeovers) Regulations, 1997. Upon conversion of ADSs into equity shares, a holder of ADSs will be subject to the Takeover Code.

     Detailed provisions relating to FII investment have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of an FII in India. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the Reserve Bank of India under the Foreign Exchange Management Act. Such private placements must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher.

     Open market purchases of securities of Indian companies in India by Foreign Direct Investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

Government of India approvals

     Foreign direct investment by non-residents requires approval from the Foreign Investment Promotion Board, unless it results in an issuance of securities excepted by the FEMA. Additionally, Reserve Bank of India approval is required for:

(i)	any holder of the underlying equity shares to transfer rights in the underlying equity shares in favor of a person resident in India; and

(ii)	the sale of the underlying equity shares held by a person resident outside India to a person resident in India.

     When the Reserve Bank of India’s approval is required, the foreign investor would have to apply to the Reserve Bank of India by submitting Form TS1, which requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. The Reserve Bank of India is not required to respond to a Form TS1 application within any specific time frame and may grant or deny the application at its discretion.

     Examples of exceptions from the Reserve Bank of India’s approval requirement include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Takeover Code.

     The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may only be transferred outside India after receipt of Reserve Bank of India’s approval, and the payment of applicable taxes and stamp duties. No approval is required for transfer of ADSs outside India between two non-residents.

     Shareholders resident outside India who intend to sell or otherwise transfer equity shares within India should seek the advice of Indian counsel to understand the requirements applicable at that time.

     The Reserve Bank of India placed various restrictions on the ability of OCBs to make investments in Indian companies in AP (DIR) Series Circular No. 14 dated September 16, 2003. For further information on these restrictions, the circular is available on www.rbi.org.in for review.

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

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods of at least 182 days; or

•	at least 60 days and, within the four preceding years has been in India for a period or periods amounting to at least 365 days.

     The period of 60 days referred to above shall be read as 182 days in case of a citizen of India or a Persons of Indian Origin living outside India who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

     A company is a resident of India if it is formed or registered in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

     Taxation of Distributions. As per Section 10(34) of the Income Tax Act, 1961, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 13.07%, including applicable surcharges and the special levy called the “education cess”, on the total amount it distributes, declares or pays as a dividend, in addition to normal corporate tax.

     Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

     Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(viia), 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. You should consult your own tax advisor concerning the tax consequences of your particular situation.

     Gains realized upon the sale of ADSs and/or shares that have been held for a period of more than thirty-six months and/or twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs and/or shares that have been held for a period of thirty six months or less and/or twelve months or less, respectively, are considered short-term capital gains. Capital gains are taxed as follows:

•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10.2% including education allowance; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30.6%, including education cess. An additional surcharge of 10% will be charged in case the aggregate taxable income of the individual holder exceeds Rs.850,000 during the relevant financial year;

•	long-term capital gains realized by a non-resident individual holder upon the sale of equity shares obtained from the redemption of ADSs are subject to tax including education cess at the rate of 10.2% if the sale was completed before September 10, 2004. An additional surcharge of 10% will be charged in case the aggregate taxable income of the individual holder exceeds Rs.850,000 during the relevant financial year;

•	long-term capital gains realized by a non-resident corporate holder upon the sale of equity shares obtained through the redemption of ADSs are subject to taxation at the rate of 10.2% including education cess but excluding applicable surcharge if the sale was completed before September 10, 2004; and

•	short-term capital gains realized upon the sale of equity shares before September 10,2004 obtained from the redemption of ADSs will be taxed at variable rates with a maximum of (i) 41.82%, including the prevailing surcharge and education cess, in case of foreign companies and (ii) 30.6%, including education cess, in the case of resident employees or non-resident individuals with taxable income over Rs.150,000. In the case of resident employees or the non resident individuals an additional surcharge of 10% will be charged in case the aggregate taxable income exceeds Rs.850,000 during the relevant financial year:

     As per Section 10(36) of the Income Tax Act, 1961, long term capital gains are exempt from tax when they are derived from the transfer of equity shares in a company completed through a recognized stock exchange in India which is a constituent of the Stock Exchange, Mumbai 500 indices and the shares are purchased on or after March 1, 2003, but before March 1, 2004, and the purchase and sale are entered into on a recognized stock exchange in India.

     As per Section 10(38) of the Income Tax Act, 1961, long term capital gains arising from the transfer of equity shares on or after September 10, 2004 in a company completed through a recognized stock exchange in India are exempt from Indian tax.

     As per Section 111A of the Income Tax Act, 1961, short term capital gains arising from the transfer of equity shares on or after September 10, 2004 in a company completed through a recognized stock exchange in India are subject to tax at a rate of 10.2% including education cess but excluding applicable surcharge

     Purchase or sale of equity shares of a company listed on a recognized stock exchange in India on or after September 10, 2004 is subject to a security transaction tax of 0.075% of the transaction value.

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

     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax (i) at variable rates with a maximum rate of 41.82%, including the prevailing surcharge and education cess, in the case of a foreign company and (ii) in the range of 30.6% to 33.66%, including the applicable surcharge, in the case of resident employees and of non-resident individuals with taxable income over Rs.150,000.

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

     Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder is also subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

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

     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10.2%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

United States Federal Taxation

     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts for which a U.S. court exercises primary supervision and one or more U.S. persons have the authority to control all substantial decisions or that has a valid election in effect under applicable U.S Treasury Regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership holds equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding equity shares or ADSs, you should consult your tax advisor.

     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the Internal Revenue Code of 1986 as amended (the “Code”) through the date of this Form 20-F, and on the United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

     Dividends. Except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Special rules apply, however, to dividends paid to individuals with respect to taxable years beginning on or before December 31, 2008. Such dividends are eligible for taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum rate of 15%), provided that the individual receiving the dividend satisfies certain holding period and other requirements with respect to the ADSs. Dividends subject to these special rules are not actually treated as capital gains, however, and thus are not included in the computation of an individual’s net capital gain and generally cannot be used to offset capital losses. However, if we are treated as a “passive foreign investment company,” dividends will not be eligible for taxation at rates applicable to long-term capital gains. See “Passive Foreign Investment Company” below. U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividend paid with respect to our equity shares or ADSs.

     The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution. Any dividend received will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated, first, as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and, thereafter, as capital gain.

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

     Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of equity shares or ADSs equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Under the special rules, long-term capital gain rates applicable to individuals have been temporarily reduced, in general, to 15% (with lower rates applying to taxpayers in the 10% and 15% rate brackets) for taxable years beginning on or before December 31, 2008. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation — Indian Taxation — Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. The ability to deduct capital losses may be subject to limitations.

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

10.F. Dividends

     Not applicable.

10.G. Statements by experts

     Not applicable.

10.H. Documents on display

     This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at Room 1200, 450 Fifth Street, Washington, DC, U.S.A. These reports and other information may also be accessed via the SEC’s website at www.sec.gov.

     Additionally, documents referred to in this Form 20-F may be inspected at our corporate office, which is located at 7-1-27, Ameerpet, Hyderabad, 500016, India.

10.I. Subsidiary information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk

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

     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating and operating activities in foreign currency. The objective of market risk management is to avoid excessive exposure in our foreign currency revenues and costs.

     We are exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of our investments. We actively monitor these exposures. To manage the volatility relating to these exposures, we enter into a variety of derivative financial instruments to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates and to enhance the yield on the investment. We only sell existing assets in transactions and future transactions (in the case of anticipatory hedges) which we reasonably expect we will have in the future based on past experience. Our portfolio is only for hedging purpose.

Foreign Exchange Rate Risk

     We use the Indian rupee as our reporting currency and we are therefore exposed to foreign exchange movements, primarily in US dollar, Euro, Pound sterling, rouble, Brazilian real and Asian currencies. Consequently, we enter into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments, liabilities and anticipated transactions. We use forward contracts and foreign currency option contracts to hedge firm and anticipated net revenues in foreign currencies.

     A significant portion of our revenues are in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the Indian rupee and U.S. dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian rupee against the U.S. dollar can adversely affect our results of operations.

     We purchase forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. The forward contracts typically mature between one and six months. The Indian market for U.S. dollar forward contract is well traded up to 12 months. The counter parties for our exchange contracts are banks and counter party risk is minimal. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in the consolidated income statement.

     The following table sets forth U.S. dollars/Indian rupees foreign currency forward contracts held by us as of March 31, 2004 by maturity month of the contracts:

Description	Apr-04	May-04	Jun-04	Jul-04	Aug-04	Total
Contracts Outstanding (U.S.$ million)	14	22	20	15	7	78
Average Contractual Exchange Rate ($/Rs.)	46.38	45.58	45.50	45.59	45.54	45.70

          The following table sets forth U.S. dollars/Indian rupees foreign currency option contracts held by us as of March 31, 2004 by maturity month of the contracts.

Description	Jul-04	Aug-04	Total
Contracts Outstanding (U.S.$million)	5	10	15

          The following table sets forth Pound sterling/U.S. dollars foreign currency option contracts held by us as of March 31, 2004 in by maturity month of the contracts.

Description	Aug-04	Total
Contracts Outstanding (GBP million)	6	6

     As of March 31, 2004, the spot exchange rate was Rs.43.7175 per U.S. dollar. For each of the U.S. dollars/Indian rupees and Pound sterling/ U.S. dollars options, the strike price depends on the spot exchange rate on the date of expiration of the option.

     Increase/(decrease) in fair value of forward contracts and options has been recorded in the consolidated income statement in the line item foreign exchange (gain)/loss.

Sensitivity analysis of exchange rate risk

     A Rs.1 decrease/increase in the spot rate for exchange of Indian rupees with U.S. dollar would result in approximately Rs.93 million decrease/increase in the fair value of our short U.S. dollars/Indian rupees forward and option contracts outstanding as of March 31, 2004.

Commodity Rate Risk

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

     We do not use any derivative financial instruments or futures contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk

     As of March 31, 2004 we have no significant borrowings on our books and our interest rate risk on our long-term borrowings is not significant as most of them are fixed in nature. Our investments in bank fixed deposits and short-term liquid mutual funds do not expose us to significant interest rate risk.

     Foreign Currency Investments. We have GBP 9.61 million deposits in foreign currency as a result of our issuance of ADRs. They are placed in fixed deposits GBP instruments. Proceeds from these deposits are expected to be used to fund overseas expansion of our operations.

Long Term Debt	2004		2003		2002
	Amount	Interest Rate	Amount	Interest Rate	Amount	Interest rate
Fixed rate of Interest	Rs.183.7 million	2*- 4%	Rs.184.7 million	2 * - 4%	Rs.53.5 million	2 * -14%

* Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

     Interest Rate Profile. An interest rate profile of long-term debt is given below:

	For the fiscal
	2002	2003	2004
Foreign Currency Loans	—	4%	4%
Rupee Term Loans	2.0-14.0%	2.0-12.0%	2%

     Maturity Profile. A maturity profile of rupee term loans outstanding is as follows:

Maturing in the year ending March 31:

	Rs. in thousands
2005	Rs.	5,920
2006	Rs.	5,920
2007	Rs.	5,920
2008	Rs.	5,920
2009	Rs.	5,920
Thereafter	Rs.	7,385

	Rs.	36,985

     Our major market risks of foreign exchange, interest rate and counter party risk are managed centrally by our Group Treasury department, which evaluates and exercises independent control over the entire process of market risk management. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, and borrowing strategies.

     We have a written Treasury Policy, have implemented a strict segregation of front office, mid office and back office controls, and we do regular reconciliation’s of our positions with our counter parties. In addition, internal and external audits of the Treasury function are performed at regular intervals.

Counter Party Risk

     Counter-party risk encompasses settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Exposure to these risks is closely monitored and kept within predetermined parameters. The Group Treasury department does not expect any losses from non-performance by these counter parties and does not have any significant grouping of exposures to financial sector or country risk.

Derivative financial instruments

     The contract or underlying principal amount of derivative financial instruments (in millions) at March 31, 2004 and 2003 are set forth by currency in the table below:

				As at March 31,	As at March 31,
	U.S. $	GBP	Rs.	2004	2003
	million	million	million	(U.S. $ million)	(U.S. $ million)
Currency related instruments
Forward foreign exchange rate contracts	78	—	—	78	73
Over the Counter currency options	15	6	—	26	—
Currency related derivatives	93	—	—	104	—

Interest rate related instruments
Interest rate swaps	—	—	2,500	57.5	—
Forward rate agreements	—	—	—	—	—
Interest rate options	—	—	—	—	—
Interest rate related derivatives	—	—	2,500	57.5	—

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders

     None.

Use of Proceeds

     On April 11, 2001, we completed our initial U.S. public offering (“U.S. IPO”), of 13,225,000 American Depositary Shares representing 6,612,500 equity shares, par value Rs.10 per share (including the exercise of the underwriters over allotment option consisting of 1,725,000 American Depositary Shares representing 862,500 equity shares) at a public offering price of $10.04 per American Depositary Share pursuant to a registration statement filed on Form F-1 (File No. 333-13310) with the SEC.

     All of the shares registered were sold before termination of the offering date. The lead underwriter was Merrill Lynch & Co. and the co-lead underwriters were ABN AMRO Rothschild LLC & Credit Lyonnais Securities (USA) Inc.

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

     In fiscal 2004, we retired U.S.$74.1 million of our liabilities, thereby reducing our interest outflows substantially. During fiscal 2004, a sum of U.S.$9.0 million was invested for the acquisition of U.K. based BMS Laboratories Limited (now Dr. Reddy’s Laboratories (EU) Limited) along with its wholly owned subsidiary Meridian Healthcare Limited (now Dr. Reddy’s Laboratories (U.K.) Limited).

     The proceeds of the offering were utilized during fiscal 2004 as follows:

Amount in
Particulars	U.S.$ million
Loan to wholly owned subsidiary and a step down subsidiary	5.0
Payment of contingent consideration in relation to acquisition of BMS Laboratories Limited	0.2
Total utilization during the year	5.2

The balance of U.S.$37.1 million has been invested in bank deposits partly in India and partly outside India.

ITEM 15. CONTROLS AND PROCEDURES

     Our officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective. See the certifications regarding disclosure controls and procedures set forth in Exhibits 99.1 and 99.2.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Audit Committee is composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. As of March 31, 2004, no member of our audit committee met the requirements to be an audit committee financial expert under the SEC definition. Presently, we are not yet subject to the new corporate governance requirements to be imposed by the New York Stock Exchange (“NYSE”) on foreign private issuers, which would require us to have an audit committee financial expert. The guidelines will apply to us commencing July 2005.

ITEM 16.B. CODE OF ETHICS

     We have adopted a code of business ethics applicable to our executive officers, directors and all other employees, including a separate code of ethics applicable to our senior financial officers. A copy of the code is available, without charge, to all of our employees upon request to our human resources department, to investors by contacting our investor relations department and to others if a written request is made to our Company Secretary at our corporate office situated at 7-1-27, Ameerpet, Hyderabad - 500 016, Andhra Pradesh, India. Any waivers of this code for executive officers or directors will be disclosed through filing of a Form 6-K. In addition, the audit committee of the Board of Directors has approved a whistleblower policy which functions in coordination with our code of business ethics and provides an anonymous means for employees and others to communication with various internal organizations, including the audit committee of the Board of Directors.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth for the fiscal years ended March 31, 2003 and March 31, 2004, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

Type of Service	Fiscal year ended				Description of Services
	March 31, 2003		March 31, 2004
	(Rs. in thousands)
Audit Fees	Rs.	8,704	Rs.	8,750	Audit of financial statements and review of statutory filings
Audit-Related Fees		—		—	—
Tax Fees		276		50	—
All Other Fees		525		115	Statutory certifications, other certifications and advisory services

Total	Rs.	9,505	Rs.	8,915

     Our audit committee charter requires us to take the prior approval of our audit committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to our audit committee the nature of services that are provided and the fees to be paid for the services. The fees listed in the above table as “Tax Fees” and “All Other Fees” were approved by our audit committee.

     We were notified by our existing U.S. GAAP accountants, KPMG (Registered), an Indian partnership, (“KPMG India”) that for the fiscal year ended March 31, 2004, KPMG LLP, a U.K. limited liability partnership (“KPMG LLP”) would serve as our U.S. GAAP accountants. The change was made at the request of KPMG India and approved by our Audit Committee. Under the rules promulgated by the SEC, the change from KPMG India to KPMG LLP for fiscal years ended March 31, 2004 and forward constitutes a change in our certifying accountants. This change, however, is likely to be temporary, with KPMG India expected to be re-appointed as our U.S. GAAP accountants once they have successfully completed registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). The reports of KPMG India on our financial statements for each of the fiscal years ended March 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     During the fiscal years ended March 31, 2002 and 2003 and through the date of change of accountants, there were no disagreements with KPMG India on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG India, would have caused them to make reference to the subject matter in connection with their reports on our financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

     We have not sought any exemption from the listing standards for audit committees applicable to us as foreign private issuer.

ITEM 16.E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     During fiscal 2004, we, through our wholly-owned subsidiary Reddy Antilles N.V., acquired the balance (10.2%) of the common stock of Reddy US Therapeutics, Inc. (“RUSTI”) held by minority shareholders, in exchange for our American Depositary Shares (“ADSs”). This transaction was accomplished through the 2003 Share Purchase Plan for Reddy US Therapeutics, Inc. Employees and Directors. On December 2, 2003, we filed a Registration Statement on Form S-8 in connection with the ordinary shares underlying the ADSs issued pursuant to such plan. After the exchange of shares of RUSTI common stock for our ADSs, RUSTI became a wholly-owned subsidiary of Reddy Antilles N.V., our wholly owned subsidiary.

     To facilitate this exchange, we appointed Morgan Stanley to purchase our ADSs from the open market and exchange the ADSs for shares of common stock of RUSTI. The summary of ADSs purchased is as follows:

Date of Purchase	No. of Shares Purchased	Price U.S.$	Price Rs.(1)
20-Aug-03	4,900	23.34	1069.4
24-Nov-03	10,000	27.00	1238.8
25-Nov-03	30,000	27.04	1241.8
26-Nov-03	10,000	27.17	1246.8
28-Nov-03	20,000	28.08	1287.5
1-Dec-03	15,505	28.59	1307.3
Total	90,405

(1) Price data converted using the closing exchange rate as of the date of purchase.

None of these purchases were made through publicly announced plans.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statement and auditors report for fiscal 2004 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2003 and 2004.

•	Consolidated Statements of Income for the years ended March 31, 2002, 2003 and 2004.

•	Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended March 31, 2002, 2003 and 2004.

•	Consolidated Statements of Cash flow for the years ended March 31, 2002, 2003 and 2004.

•	Notes to the Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited

We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries as at March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. As discussed in Note 2(q) to the consolidated financial statements, effective April 1, 2003, the Company changed its method of accounting for stock-based employee compensation.

KPMG LLP
Manchester, United Kingdom
May 28, 2004

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,
	2003		2004		2004
					Convenience
					translation into U.S.$
					(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	7,273,398	Rs.	4,376,235	U.S.$	100,835
Investment securities		—		2,536,223		58,438
Restricted cash		26,709		107,170		2,469
Accounts receivable, net of allowances		3,620,020		3,730,139		85,948
Inventories		2,781,384		3,031,651		69,854
Deferred income taxes		166,510		152,220		3,507
Due from related parties		22,863		22,437		517
Other current assets		1,235,999		1,712,864		39,467

Total current assets		15,126,883		15,668,939		361,035

Property, plant and equipment, net		4,830,480		6,331,135		145,879
Due from related parties		44,047		21,019		484
Investment securities		8,715		1,563,875		36,034
Investment in affiliates		170,184		279,182		6,433
Goodwill and intangible assets		2,867,567		2,665,620		61,420
Other assets		43,791		89,533		2,063

Total assets	Rs.	23,091,667	Rs.	26,619,303	U.S.$	613,348

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	146,340	Rs.	320,582	U.S.$	7,387
Current portion of long-term debt		143,801		152,658		3,517
Trade accounts payable		1,685,382		2,174,295		50,099
Due to related parties		4,388		201,170		4,635
Accrued expenses		769,895		1,244,082		28,665
Other current liabilities		353,606		472,888		10,896

Total current liabilities		3,103,412		4,565,675		105,200

Long-term debt, excluding current portion		40,909		31,065		716
Deferred revenue		288,382		288,382		6,645
Deferred income taxes		700,274		571,558		13,170
Other liabilities		126,849		123,265		2,840

Total liabilities	Rs.	4,259,826	Rs.	5,579,945	U.S.$	128,570

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,515,948 shares and 76,518,949 shares as of March 31, 2003 and 2004 respectively	Rs.	382,580	Rs.	382,595	U.S.$	8,816
Additional paid-in capital		10,085,004		10,089,152		232,469
Equity-options outstanding		135,694		256,748		5,916
Retained earnings		8,187,117		10,229,672		235,707
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(112)
Accumulated other comprehensive income		46,328		86,073		1,983

Total stockholders’ equity		18,831,841		21,039,358		484,778

Total liabilities and stockholders’ equity	Rs.	23,091,667	Rs.	26,619,303	U.S.$	613,348

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATION
(in thousands, except share data)

	Year ended March 31,
	2002		2003		2004		2004
							Convenience
							translation into
							U.S.$
							(unaudited)
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.789,718 Rs.817,135 and Rs.870,079 for the years ended March 31, 2002, 2003 and 2004, respectively)	Rs.	16,408,797	Rs.	18,069,812	Rs.	20,081,249	U.S.$	462,702
License fees		124,757		—		—		—
Services		89,128		—		—		—

		16,622,682		18,069,812		20,081,249		462,702
Cost of revenues		6,868,958		7,847,573		9,346,117		215,348

Gross profit		9,753,724		10,222,239		10,735,132		247,353
Operating expenses:
Selling, general and administrative expenses		3,674,058		5,103,213		6,562,856		151,218
Research and development expenses		742,384		1,411,838		1,991,629		45,890
Amortization expenses		487,715		419,439		382,857		8,822
Foreign exchange (gain)/loss		(208,965)		70,108		(282,419)		(6,507)

Total operating expenses		4,695,192		7,004,598		8,654,923		199,422

Operating income		5,058,532		3,217,641		2,080,209		47,931
Equity in loss of affiliates		(130,534)		(92,094)		(44,362)		(1,022)
Other (expense)/income, net		154,480		683,124		504,191		11,617

Income before income taxes and minority interest		5,082,478		3,808,671		2,540,038		58,526
Income taxes		(153,844)		(398,062)		(69,249)		(1,596)
Minority interest		(14,803)		(6,734)		3,364		78

Net income	Rs.	4,913,831	Rs.	3,403,875	Rs.	2,474,153	U.S.$	57,008

Earnings per equity share
Basic		64.63		44.49		32.34		0.75
Diluted		64.53		44.49		32.32		0.75
Weighted average number of equity shares used in computing earnings per equity share
Basic		76,027,565		76,515,948		76,513,764		76,513,764
Diluted		76,149,568		76,515,948		76,549,598		76,549,598

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

								Equity Shares held by a
	Equity Shares							Controlled Trust
				Additional
				Paid In		Comprehensive		No. of
	No. of shares	Amount		Capital		Income		Shares	Amount
Balance as of March 31, 2001	63,177,560		315,889		4,296,154			41,400		(4,882)

Dividends	—		—		—		—	—		—
Common stock issued for ADS listing	13,225,000		66,125		5,716,600		—	—		—
Common stock issued for acquisition of minority interest	113,388		566		72,250		—	—		—
Comprehensive income	—		—		—		—	—		—
Net income	—		—		—	Rs.	4,913,831	—		—
Translation adjustment	—		—		—		2,337	—		—
Unrealized gain on investments, net	—		—		—		(276)	—		—

Comprehensive income	—		—		—	Rs.	4,915,892	—		—

Application of SFAS 123	—		—		—			—		—
Balance as of March 31, 2002	76,515,948	Rs.	382,580	Rs.	10,085,004			41,400	Rs.	(4,882)

Dividends	—		—		—		—	—		—
Net loss for the quarter ended March 31, 2003 for the change in the fiscal year end of a consolidated subsidiary	—		—		—		—	—		—
Comprehensive income	—		—		—		—	—		—
Net income	—		—		—	Rs.	3,403,875	—		—
Translation adjustment	—		—		—		38,073	—		—
Unrealized gain on investments, net	—		—		—		28	—		—

Comprehensive income	—		—		—	Rs.	3,441,976	—		—

Application of SFAS 123	—		—		—			—		—
Balance as of March 31, 2003	76,515,948	Rs.	382,580	Rs.	10,085,004		—	41,400	Rs.	(4,882)

Issuance of equity shares on exercise of options	3,001		15		4,148		—
Dividends	—		—		—		—	—		—
Comprehensive income	—		—		—		—	—		—
Net income	—		—		—	Rs.	2,474,153	—		—
Translation adjustment	—		—		—		24,725	—		—
Unrealized gain on investments, net	—		—		—		15,020	—		—

Comprehensive income	—		—		—	Rs.	2,513,898	—		—

Application of SFAS 123	—		—		—			—		—
Balance as of March 31, 2004	76,518,949	Rs.	382,595	Rs.	10,089,152			41,400	Rs.	(4,882)

Convenience translation into U.S.$		U.S.$	8,816	U.S.$	232,469				U.S.$	(112)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated				Retained
	Other		Equity –		Earnings/
	Comprehensive		Options		(Accumulated		Total Stockholders’
	Income		Outstanding		Deficit)		Equity
Balance as of March 31, 2001		6,166				627,137		5,240,464

Dividends		—		—		(561,676)		(561,676)
Common stock issued for ADS listing		—		—		—		5,782,725
Common stock issued for acquisition of minority interest		—		—		—		72,816
Comprehensive income		—		—		—		—
Net income		—		—		4,913,831		4,913,831
Translation adjustment		2,337		—		—		2,337
Unrealized gain on investments, net		(276)		—		—		(276)
Comprehensive income		—		—		—		—
Application of SFAS 123				7,211		—		7,211
Balance as of March 31, 2002	Rs.	8,227	Rs.	7,211	Rs.	4,979,292	Rs.	15,457,432

Dividends		—				(191,290)		(191,290)
Net loss for the quarter ended March 31, 2003 for the change in the fiscal year end of a consolidated subsidiary		—		—		(4,760)		(4,760)
Comprehensive income		—		—		—
Net income		—		—		3,403,875		3,403,875
Translation adjustment		38,073		—		—		38,073
Unrealized gain on investments, net		28		—		—		28
Comprehensive income		—		—		—		—
Application of SFAS 123		—		128,483		—		128,483
Balance as of March 31, 2003	Rs.	46,328	Rs.	135,694	Rs.	8,187,117	Rs.	18,831,841

Issuance of equity shares on exercise of options				(1,123)				3,040
Dividends		—		—		(431,598)		(431,598)
Comprehensive income		—		—
Net income		—		—		2,474,153		2,474,153
Translation adjustment		24,725		—				24,725
Unrealized gain on investments, net		15,020		—		—		15,020
Comprehensive income		—		—		—		—
Application of SFAS 123		—		122,177		—		122,177
Balance as of March 31, 2004	Rs.	86,073	Rs.	256,748	Rs.	10,229,672	Rs.	21,039,358

Convenience translation into U.S.$	U.S.$	1,983	U.S.$	5,916	U.S.$	235,707	U.S.$	484,778

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Year ended March 31,
	2002		2003		2004		2004
							Convenience
							translation into U.S.$
							(unaudited)
Cash flows from operating activities:
Net income	Rs.	4,913,831	Rs.	3,403,875	Rs.	2,474,153	U.S.$	57,008
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense/(benefit)		(268,589)		547		(134,867)		(3,108)
Gain on sale of investments		(19,420)		(6,284)		(24,786)		(571)
Depreciation and amortization		946,280		1,017,813		1,128,453		26,001
Loss on sale of property, plant and equipment		27,050		248		29,319		676
Provision for doubtful accounts receivable		78,700		93,883		19,871		458
Allowance for sales returns		92,130		193,229		169,511		3,906
Inventory write-downs		103,141		34,239		31,898		735
Equity in loss of affiliates		130,534		92,094		44,362		1,022
Write-down of investment		8,209		1,679		—		—
Unrealised exchange (gain)/loss		(81,926)		79,947		(109,602)		(2,525)
Employees stock based compensation		7,211		128,483		147,730		3,404
Loss on sale of subsidiary interest		—		—		58,473		1,347
Minority interest		14,803		6,734		(3,364)		(78)
Changes in operating assets and liabilities:
Accounts receivable		(1,451,643)		159,697		(379,413)		(8,742)
Inventories		(365,088)		(440,856)		(335,092)		(7,721)
Other assets		(180,960)		(665,278)		(276,467)		(6,370)
Due to / from related parties,net		(11,791)		5,997		148,576		3,423
Trade accounts payable		364,260		584,958		690,182		15,903
Accrued expenses		310,669		66,357		485,215		11,180
Deferred revenue		218,569		—		—		—
Taxes payable		(64,445)		(113,903)		(115,375)		(2,658)
Other liabilities		(118,740)		(276,727)		(49,547)		(1,142)

Net cash provided by operating activities		4,652,785		4,366,732		3,999,230		92,148

Cash flows from investing activities:
Restricted cash		(6,515)		(1,524)		(67,221)		(1,549)
Expenditure on property, plant and equipment		(1,090,321)		(1,515,721)		(2,415,638)		(55,660)
Proceeds from sale of property, plant and equipment		49,301		4,311		33,558		773
Purchase of investment securities		(2,450,648)		(2,933,474)		(13,241,973)		(305,115)
Proceeds from sale of investment securities		2,363,680		2,939,603		9,167,150		211,225
Expenditure on intangible assets		(398,440)		(96,999)		(53,942)		(1,243)
Acquisition of minority interest		—		(3,208)		—		—
Proceeds from sale of subsidiary, net		—		—		81,464		1,877
Cash paid for acquisition, net of cash acquired		—		(347,684)		(9,453)		(218)

Net cash used in investing activities		(1,532,943)		(1,954,696)		(6,506,055)		(149,909)

Cash flows from financing activities:
Proceeds from issuance of equity, net of expenses		5,782,725		—		3,040		70
Proceeds from issuance of equity, in subsidiary		—		—		2,435		56
Purchase of treasury stock		—		—		(115,990)		(2,673)
Proceeds from/(repayments of) borrowing from banks, net		(2,469,761)		43,700		184,519		4,252
Proceeds from issuance of long-term debt		6,141		1,009		—		—
Repayment of long-term debt		(1,335,546)		(6,440)		(11,072)		(255)
Principal payments under capital lease obligations		(109)		—		—		—
Dividends		(561,676)		(191,290)		(431,598)		(9,945)
Principal payments of short term loan		—		—		(7,448)		(172)

Net cash provided by/(used in) financing activities		1,421,774		(153,021)		(376,114)		(8,666)

Effect of exchange rate changes on cash		88,779		(94,991)		(14,224)		(328)

Net increase / (decrease) in cash and cash equivalents during the year		4,630,395		2,164,024		(2,897,163)		(66,755)
Cash and cash equivalents at the beginning of the year		478,979		5,109,374		7,273,398		167,590

Cash and cash equivalents at the end of the year	Rs.	5,109,374	Rs.	7,273,398	Rs.	4,376,235	U.S.$	100,835

	Year ended March 31,
	2002		2003		2004		2004
							Convenience
							translation into U.S.$
							(unaudited)
Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	123,155	Rs.	34,465	Rs.	11,234	U.S.$	259
Income taxes		456,970		682,285		425,144		9,796
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the year		71,715		167,920		36,710		846
Treasury stock issued on acquisition of minority interest including compensation cost		—		—		115,990		2,673

See accompanying notes to the consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1.	Overview

     Dr. Reddy’s Laboratories Limited (“DRL”) together with its subsidiaries (collectively, the “Company”) is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, critical care and biotechnology, and drug discovery. The Company’s principal research and development and manufacturing facilities are located in Andhra Pradesh, India with principal marketing facilities in India, Russia, the United States, the United Kingdom and Brazil. The Company’s shares trade on several stock exchanges in India and, since April 11, 2001, on the New York Stock Exchange in the United States. The list of subsidiaries are as follows:

•	DRL Investments Limited	•	OOO Dr. Reddy’s Laboratories Limited, Russia

•	Reddy Pharmaceuticals Hong Kong Limited (RPHL)	•	OOO JV Reddy Biomed Limited (Reddy Biomed)

•	Reddy Antilles N.V. (Antilles)	•	Reddy Netherlands B.V.(RNBV)

•	Reddy US Therapeutics Inc. (Reddy US)	•	Reddy Pharmaceuticals Singapore Pte Limited (RPS)

•	Dr. Reddy’s Laboratories Inc. (DRLI)	•	Reddy Cheminor SA (RCSA)

•	Dr. Reddy’s Farmaceutica Do Brazil Ltda. (DRFBL)	•	Aurigene Discovery Technologies Inc. (ADTI)

•	Aurigene Discovery Technologies Limited (ADTL)	•	Dr. Reddy’s Laboratories (U.K.) Limited (DRL U.K.)

•	Dr. Reddy’s Laboratories (EU) Limited (DRL EU)	•	Kunshan Rotam Reddy Pharmaceutical Co. Limited (Reddy Kunshan)

•	Dr. Reddy’s Laboratories (Proprietary) Limited (DRSA)	•	Cheminor Investments Limited

•	AMPNH Inc., USA	•	Dr. Reddy’s Bio-sciences Limited

•	Reddy Pharmaceuticals, Inc. USA

2.	Significant accounting policies

     a) Basis of preparation

          The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     b) Functional currency

          The functional currency of the Company, including its consolidated foreign subsidiaries, except Reddy US, DRL EU, DRL U.K. and ADTI is the Indian rupee, being the currency of the primary economic environment in which the Company operates. The functional currency of Reddy US and ADTI, is the U.S. dollar and of DRL EU and DRL U.K., is the Pound sterling, being the currency of the primary economic environment in which they operate.

          All other foreign subsidiaries, (i.e., those except Reddy US, DRL EU, DRL U.K. and ADTI) operate as marketing arms of the parent company in the respective countries/regions. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. Based on an individual and

2.	Significant accounting policies (continued)

          collective evaluation of these economic factors, management has determined that the Indian rupee is the functional currency of these entities.

          In respect of the subsidiaries for which the foreign currency is their respective functional currency, the assets and liabilities of such subsidiaries are translated into Indian rupee at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupee at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income.

     c) Convenience translation

          The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2004 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$ 1 = Rs.43.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     d) Principles of consolidation

          The consolidated financial statements include the financial statements of DRL, all of its subsidiaries, which are more than 50% owned and controlled, entities where the Company has variable interest and Dr. Reddy’s Research Foundation (Research Foundation), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company. The Company does not consolidate entities where the minority shareholders have certain significant participating rights which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted by the equity method of accounting. All material inter-company balances and transactions are eliminated on consolidation.

          The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company’s equity in the income / loss of equity method affiliates, Aurantis Farmaceutica Ltda, Brazil (Aurantis), Reddy Kunshan, Compact Electric Limited and Pathnet India Private Limited (Pathnet), is included in the statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.

          Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition. During the year ended March 31, 2003, Reddy Biomed, a consolidated subsidiary, changed its accounts closing date from December 31 to March 31. Accordingly, the Company eliminated the three month lag and included the financial statements of Reddy Biomed for the year ended March 31, 2003. As a result, the results of operations for the quarter ended March 31, 2003, which amounted to a loss of Rs.4,760 (Roubles 3,113) were recorded directly to the retained earnings.

          Effective January 2004, the Company adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (VIE), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.

          For any VIEs that must be consolidated under FIN 46R that were created after January 1, 2004, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and noncontrolling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.

          Based on the evaluation on FIN 46R, the Company has consolidated the financial statements of APR LLC, a VIE. See footnote 13 for additional information required by FIN 46R.

2.	Significant accounting policies (continued)

     e) Cash equivalents

          The Company considers all highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.

     f) Revenue recognition

          Product sales

          Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, generally, the stockists or formulations manufacturers and when the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.

          Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards are transferred to customers, which is based on terms of contract.

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

          Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.

          The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners as all the conditions under Staff Accounting Bulletin No.104 (SAB 104) are met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by the Company when the realization is certain under the guidance given in SAB 104.

          Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on the historical trends. The Company has the ability to make a reasonable estimate of the amount of future returns due to large volumes of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the theraupeutic categories where established products exist and are sold in the market. Further, the Company evaluates the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

2.	Significant accounting policies (continued)

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

          Services

          The Company carries out certain sub-contract activities on behalf of other pharmaceutical companies. Revenue from these activites are recognized as per the terms of the contracts when the services are performed.

     g) Shipping and handling costs

          Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

     h) Inventories

          Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise engineering spares such as machinery spares and consumables such as lubricants, cotton waste and oils, which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost in the case of raw materials and stores and spares comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labour, material costs and production overheads.

          A write-down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

          Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of goods sold.

     i) Investment securities

          Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.

          Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis or at the swap rates and forward rate agreements on the date of the valuation, obtained from market sources. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders’ equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary, results in reduction in the carrying amount to fair value. Such impairment is charged to the statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in-first-out method and are included in earnings.

          Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.

2	Significant accounting policies (continued)

     j) Derivative financial instruments

          Derivatives and hedge accounting. On April 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31 and adopted SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for all contracts entered into or modified after June 30, 2003.

          The Company enters into forward foreign exchange contracts and options where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. Although the Company believes that these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately. No initial transition adjustments were required to adopt SFAS No. 133.

     k) Property, plant and equipment

          Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital leases are amortized over their estimated useful life or the lease term as appropriate. The estimated useful lives of assets are as follows:

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

2 Significant accounting policies (continued)

Goodwill	Tested for impairment atleast annually

Trademarks	5 to 10 years

Non-compete arrangements	1.5 to 10 years

Marketing know-how	6 months

Customer-related intangibles	5 years

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

     SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to separately report discontinued operations and extends that reporting to a component of an entity that an entity has disposed of, or classified as held-for-sale. SFAS No. 144 requires that the Company measures long-lived assets held-for- sale, at the lower of carrying amount or fair value, less costs to sell. Similarly, under SFAS No. 144, discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet been incurred.

     n) Start-up costs

          Costs of start-up activities including organization costs are expensed as incurred.

     o) Research and development

          Research and development cost is expensed as incurred. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment when acquired or constructed.

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

     q) Stock-based compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

2 Significant accounting policies (continued)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2002	2003	2004
Dividend yield	0.3%	0.4%	0.5%
Expected life	48 months	42-78 months	42-78 months
Risk free interest rates	8.5%	5.8 - 6.8%	5.2 - 6.8%
Volatility	50%	49.8 - 50.7%	45.7-50.7%

     At March 31, 2003, the Company had two stock-based employee compensation plans, which are described more fully in Note 20. Prior to April 1, 2003, the Company accounted for its plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During the first quarter of fiscal 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. The Company has selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995. Consequently, for the years ended March 31, 2002, 2003 and 2004, an amount of Rs.7,211, Rs.128,483 and Rs.122,177 respectively, has been recorded as total employee stock based compensation expense.

     During fiscal 2004, Aurigene Discovery Technologies Limited adopted two stock based employee compensation plans, which are described more fully in Note 20. The Company has accounted for these plans under SFAS 123, using the Black-Scholes option pricing model to determine the fair value of each option grant.

r)	Income taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is not considered more likely than not.

s)	Earnings per share

     In accordance with SFAS No.128, Earnings per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

t)	Reclassifications

     Certain reclassifications have been made to conform prior period data to the current presentation.

2 Significant accounting policies (continued)

u)	Recent accounting pronouncements

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 did not have a material impact on the consolidated financial statements of the Company.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. Adoption of FIN 46R did not have a material impact on the consolidated financial statements of the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements of the Company.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements of the Company.

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises financial statement disclosures for pension plans and other post retirement benefit plans. SFAS No. 132 is applicable for fiscal years ending after December 15, 2003. The Company has adopted the disclosure provisions of SFAS No. 132.

3. Business combinations

     In June 2001, the Financial Accounting Standards (FASB) issued Statement of Financial Accounting Standards (SFAS) No.141, Business Combinations, which require that the purchase method of accounting be used for all business cominations consummated after June 30, 2001. SFAS No.141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

3. Business combinations (continued)

     Dr. Reddy’s Laboratories Inc.

     In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs.1,072. This acquisition has been accounted for by the purchase method. The acquisition resulted in goodwill of Rs.1,072. The terms of the purchase also provide for contingent consideration not exceeding U.S.$14,000 over the next ten years based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the years ended March 31, 2003 and 2004, as certain specified targets have been met, DRLI has paid/accrued Rs.66,595 (USD 1.4 million) and Rs.53,837 (USD 1.18 million) which has been recorded as goodwill.

     Dr. Reddy’s Laboratories (EU) Limited

On April 11, 2002, the Company acquired the entire share capital of DRL EU (formerly BMS Laboratories Limited) and its consolidated subsidiary, DRL U.K. (formerly Meridian Healthcare Limited), for a total consideration of Rs.644,413 (U.K. pounds sterling 9.16 million). The purchase consideration consists of:

Cash	Rs.	438,216
Loan notes		128,108
Direct acquisition costs		7,739

		574,063
Contingent consideration		70,350

	Rs.	644,413

At the date of acquisition, the Company recorded the cost of the acquisition as Rs.574,063, consisting of the cash paid, loan notes issued, and the direct acquisition costs. The agreement includes the payment of a contingent consideration amounting upto Rs.70,350, which is held in an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that may arise, pertaining to the periods prior to the acquisition. Therefore, this amount has not been included in the determination of the cost of acquisition initially, and the amount which has not been adjusted to the contingency will be included as purchase consideration upon expiration of the escrow period in 2007. As per the agreement, an amount of Rs.9,453 (U.K. pounds sterling 123 ) was released to the sellers from escrow during fiscal 2004, which has been treated as goodwill.

DRL EU and DRL U.K. are U.K. based pharmaceutical companies engaged in the manufacture and marketing of generic pharmaceuticals. As a result of the acquisition, DRL has gained entry into the U.K. generics market. The Company has accounted for the acquisition under the purchase method. Accordingly, the financial results for the period subsequent to April 11, 2002 have been included in the consolidated financial statements of the Company. The purchase cost of Rs.574,063 has been allocated as follows:

3. Business combinations (continued)

Current assets
Cash	Rs.	98,271
Other current assets		269,477
Property, plant and equipment		109,811
Intangibles
Goodwill		10,217
Trademarks		153,189
Customer-related intangibles		106,946
Non-compete arrangements		26,736
Other intangibles		6,859
Other assets		2,327

Total assets		783,833
Liabilities assumed		(141,116)
Deferred tax liability		(68,654)

Purchase cost	Rs.	574,063

Customer related intangibles represent the fair value of the existing customers lists of the acquired companies. The estimated useful life of all the intangibles is 5 years other than operating leases which are amortized over 4 years.

     Reddy US Therapeutics, Inc. (“RUSTI”)

     During the year ended March 31, 2004, the Company, through its wholly owned subsidiary, acquired the balance (10.2%) of the common stock of RUSTI held by a minority shareholder in exchange for issuing 70,000 American Depositary Shares (“ADS”) of the Company to such minority shareholder (representing an exchange ratio of 7 ADS for every 100 shares of RUSTI common stock acquired). This acquisition has been accounted for by the purchase method. The acquisition has resulted in goodwill of Rs.90,437.

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

     Subsequent to the adoption of SFAS No.142, the Company does not amortize goodwill but tests goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate of Rs.181,942) and net other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.

     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

4. Goodwill and intangible assets (continued)

     The following table presents the changes in goodwill during the year ended March 31, 2003 and March 31, 2004:

	Year ended March 31,
	2003		2004
Balance at the beginning of the period	Rs.	1,473,605	Rs.	1,550,419
Acquired during the period		76,814		154,073

Balance at the end of the period	Rs.	1,550,419	Rs.	1,704,492

     The following table presents acquired and amortized intangible assets as at March 31, 2003 and 2004:

	As of March 31, 2003				As of March 31, 2004
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization
Trademarks	Rs.	2,544,525	Rs.	1,166,456	Rs.	2,565,733	Rs.	1,519,357
Non-compete arrangements		108,520		85,540		110,624		92,082
Marketing know-how		80,000		80,000		80,000		80,000
Customer related intangibles		114,080		22,164		122,497		48,328
Others		7,618		1,491		7,857		3,874

	Rs.	2,854,743	Rs.	1,355,651	Rs.	2,886,711	Rs.	1,743,641

     The aggregate amortization expense for the years ended March 31, 2002, 2003 and 2004 was Rs.487,715, Rs.419,439 and Rs.382,857 respectively.

     Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2005	Rs.	343,676
2006		298,952
2007		264,819
2008		179,747
2009		52,192
Thereafter		3,684

4. Goodwill and intangible assets (continued)

     The following table discloses what reported net income and basic and diluted earnings per share would have been in all periods presented, excluding amortization of goodwill:

	Year ended March 31,
	2002		2003		2004
Net income, as reported	Rs.	4,913,831	Rs.	3,403,875	Rs.	2,474,153
Add: Amortization of goodwill		168,385		—		—

Net income, as adjusted	Rs.	5,082,216	Rs.	3,403,875	Rs.	2,474,153

Earnings per share: Basic
Earnings per share, as reported		64.63		44.49		32.34
Add: Amortization of goodwill		2.21		—		—

Earnings per share, as adjusted		66.8		44.49		32.34

Earnings per share: Diluted
Earnings per share, as reported		64.53		44.49		32.32
Add: Amortization of goodwill		2.21		—		—

Earnings per share, as adjusted		66.74		44.49		32.32

     The intangible assets (net of amortization) as of March 31, 2004 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and				Drug
	Formulations		Intermediates		Generics		Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	267,256	Rs.	90,437	Rs.	1,704,492
Trademarks		915,295		—		131,081		—		1,046,376
Non-compete arrangements		—		—		18,542		—		18,542
Customer related intangibles		—		—		74,169		—		74,169
Others		—		—		3,983		—		3,983

	Rs.	1,265,069	Rs.	997,025	Rs.	495,031	Rs.	90,437	Rs.	2,847,562

     The intangible assets (net of amortization) as of March 31, 2003 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and
	Formulations		Intermediates		Generics		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	203,620	Rs.	1,550,419
Trademarks		1,224,950		—		153,119		1,378,069
Non-compete arrangements		—		—		22,980		22,980
Customer related intangibles		—		—		91,916		91,916
Others		—		—		6,127		6,127

	Rs.	1,574,724	Rs.	997,025	Rs.	477,762	Rs.	3,049,511

5. Cash, cash equivalents and restricted cash

     Cash and cash equivalents comprise cash and cash on deposits placed with banks in the normal course of business operations. Restricted cash represents margin money deposits against guarantees and letters of credit. Restrictions on such deposits are released on the expiration of the terms of guarantee and letters of credit.

6. Accounts receivable

     The accounts receivable as of March 31, 2003 and 2004 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, including receivables sold with recourse, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralised.

     The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2002		2003		2004
Balance at the beginning of the year	Rs.	183,706	Rs.	151,215	Rs.	141,949
Additional provision		78,700		93,883		19,871
Bad debts charged to provision		(111,191)		(103,149)		(22,251)

Balance at the end of the year		151,215	Rs.	141,949	Rs.	139,569

7. Inventories

     Inventories consist of the following:

	As of March 31,
	2003		2004
Raw materials	Rs.	833,663	Rs.	907,855
Stores and spares		285,739		262,461
Work-in-process		676,742		987,318
Finished goods		985,240		874,017

	Rs.	2,781,384	Rs.	3,031,651

     During the years ended March 31, 2002, 2003 and 2004 the Company recorded an inventory write-down of Rs.103,141, Rs.34,239 and Rs.31,898 respectively, resulting from a fall in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of goods sold.

8. Other assets

     Other assets consist of the following:

	As of March 31,
	2003		2004
Prepaid expenses	Rs.	182,531	Rs.	229,336
Advances to suppliers		83,077		229,941
Balances with statutory authorities		93,774		209,944
Deposits		68,916		87,827
Others		851,492		1,045,349

		1,279,790		1,802,397
Less: Current assets		1,235,999		1,712,864

	Rs.	43,791	Rs.	89,533

     Balances with the statutory authorities represent amounts deposited with the excise authorities and the unutilised excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.

     Deposits mainly comprise telephone, premises and other deposits. Others mainly represents receivables of duties and income tax deducted at source on interest received by the Company.

9. Property, plant and equipment, net

     Property, plant and equipment consist of the following:

	As of March 31,
	2003		2004
Land	Rs.	190,612	Rs.	443,829
Buildings		1,315,896		1,737,594
Plant and machinery		4,692,699		5,504,888
Furniture, fixtures and equipment		566,905		648,935
Vehicles		130,640		175,166
Computer equipment		276,315		352,615
Capital work-in-progress		637,880		1,008,076

		7,810,947		9,871,103
Accumulated depreciation and amortization		(2,980,467)		(3,539,968)

	Rs.	4,830,480	Rs.	6,331,135

     Depreciation expense for the years ended March 31, 2002, 2003 and 2004 was Rs.458,565, Rs.598,374 and Rs.745,596 respectively.

10. Investment securities

     Investment securities consist of the following:

	As of March 31, 2003								As of March 31, 2004
			Gross		Gross						Gross		Gross
			Unrealized		Unrealized						Unrealized		Unrealized
	Carrying		Holding		Holding		Fair		Carrying		Holding		Holding
	Value		Gains		Losses		Value		Value		Gains		Losses		Fair Value
Equity securities	Rs.	4,692	Rs.	1,355	Rs.	(80)	Rs.	5,967	Rs.	4,692	Rs.	8,292	Rs.	(49)	Rs.	12,935
Debt securities		20		—		—		20		1,537,312		10,900		—		1,548,212

		4,712		1,355		(80)		5,987		1,542,004		19,192		(49)		1,561,147

Non-marketable equity securities		2,728		—		—		2,728		2,728		—		—		2,728

	Rs.	7,440	Rs.	1,355	Rs.	(80)	Rs.	8,715	Rs.	1,544,732	Rs.	19,192	Rs.	(49)	Rs.	1,563,875

Current Mutual Funds		—		—		—		—		2,535,196		1,027		—		2,536,223

	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	2,535,196	Rs.	1,027	Rs.	—	Rs.	2,536,223

     Debt securities as of March 31, 2004 mature between one through five years. Dividends from equity securities available for sale, during the years ended March 31, 2002, 2003 and 2004 were Rs.35, Rs.175 and Rs.52 respectively, and are included in other income.

     Gain on sale of mutual funds during the years ended March 31, 2002, 2003 and 2004 were Rs.19,420, Rs.6,284 and Rs.24,786 respectively. Proceeds from sale of securities available for sale were Rs.2,363,680, Rs.2,939,603 and Rs.9,167,150 during the years ended March 31, 2002, 2003 and 2004 respectively.

11. Operating leases

     The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs.52,067, Rs.80,627 and Rs.101,845 for the years ended March 31, 2002, 2003 and 2004 respectively.

     The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

Year ended March 31,
2005	Rs.	44,008
2006		45,640
2007		46,443
2008		47,257
2009		48,087
Thereafter		169,482

		400,917

12. Investment in affiliates

     Compact Electric Limited: During the year ended March 31, 2004, the Company sold a 51% equity stake in its wholly owned subsidiary. In accordance with the sale agreement the Company intends to divest the balance of its 49% equity holding in a phased manner over the next two years at an agreed price. Pursuant to such sale, the Company has relinquished control and now exercises significant influence over the operations of Compact Electric Limited through its remaining 49% equity stake. Accordingly, the carrying value of the Company’s investment in Compact Electric Limited as of March 31, 2004 has been written down to Rs.90,122, representing the agreed consideration against the balance of the 49% equity holding and preference holding. The Company received an interest free deposit of Rs.53,000 towards the preference holding, which is included under current liabilities pending receipt of the necessary regulatory approvals.

     Aurantis: During the year ended March 31, 2002, the Company discontinued its association with Aurantis, a 50% joint venture in Brazil. The Company’s equity in the loss of Aurantis for the year ended March 31, 2002 was Rs.45,583 and the carrying value as of March 31, 2002 was reduced to Rs. Nil.

     Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the year ended March 31, 2002, the Company acquired an additional 4.9% interest in Reddy Kunshan for a cash consideration of Rs.47,532. Consequently, the Company’s interest in Reddy Kunshan increased to 51%.

     Three of the directors of the Company are on the board of directors of Reddy Kunshan, which comprises seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the majority approval of at least five of the seven directors of the board. These significant decisions include amendments to the Articles, suspensions of the operations, alterations to the registered capital etc. As the Company does not have the control over the board and as the other partners have significant participating rights, acting on its own, the Company will not be in a position to control or take any significant operating decisions of Reddy Kunshan and would require approval of other shareholders. Therefore, the Company has accounted for its 51% interest by the equity method.

     During the year ended March 31, 2004 the Company further invested Rs.63,238 in Reddy Kunshan.

     The Company’s equity in the loss of Reddy Kunshan for the years ended March 31, 2002, 2003 and 2004 was Rs.47,513 Rs.66,177 and Rs.44,362 respectively. The carrying value of the investment in Reddy Kunshan as of March 31, 2003 and 2004 was Rs.170,184 and Rs.189,060 respectively.

     Pathnet: Pathnet is engaged in the business of setting up medical pathology laboratories. The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs.4,000. During the year ended March 31, 2002 the Company further invested Rs.60,310. The Company has accounted its 49% interest in Pathnet by the equity method. The Company’s equity in the loss of Pathnet for the years ended March 31, 2002, 2003 and 2004 was Rs.37,438, Rs.25,917 and Rs.Nil respectively. The carrying value of the investment in Pathnet as of March 31, 2003 and 2004 was Rs.Nil and Rs.Nil respectively.

13. Variable interest entities

     On January 30, 2004, the Company along with two individuals formed APR LLC, a Delaware limited liability company. APR is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient (API). Equity capital of APR LLC consists of Class A equity interests, which are held by two individuals, and Class B equity interests held by DRL. The initial contribution for the Class A interests was US$400 (Rs.17,487) in cash. DRL contributed US$ 500 (Rs.21,859) in cash for its Class B interests, which was used to acquire intellectual property rights. Class A interests participate in the profits and losses of APR in the normal course of business.

     Further, DRL has entered into a development and supply agreement under which DRL and APR will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of the agreement, DRL is committed to fund the entire research and development of API. This amount is repayable upon successful commercialization of the product. Under this agreement, the Company has paid US$670 (Rs.29,291) as of March 31, 2004.

     The Company has evaluated this transaction and believes that APR meets the criteria to be a variable interest entity and that the Company, being the primary beneficiary, is required to consolidate APR under the requirements of FIN 46R. Accordingly, on January 30, 2004, the Company recorded the assets, liabilities and the non-controlling interest at a fair value of US$900 (Rs.39,346). The carrying value of the investment as of March 31, 2004 was US$368 (Rs.16,331).

14. Financial instruments and concentration of risk

     Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash equivalents, accounts receivable, investment securities and marketable securities. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers.

     Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. Under this arrangement the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amount upon further sales made by it to the end customer. As of March 31, 2003 and 2004, receivables from PAR under this arrangement aggregated to Rs.734,042 and Rs.415,857 representing 20.3% and 11.1% of the total receivables and revenues during the years ended March 31, 2002, 2003 and 2004 aggregated to 4,039,980, Rs.3,506,874 and Rs.3,224,647, representing 24.3%, 19.4% and 16.1% of the total revenues of the Company.

     Derivative financial instruments. The Company enters into certain forward foreign exchange contracts where the counterparty is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant. The Company also enters into certain derivative arrangements where the counter party is generally a bank.

     The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of March 31,
	2003	2004
Forward exchange contracts (sell)	U.S.$73,000		U.S.$78,000
Option contracts (USD/INR)	—		U.S.$15,000
Cross curency option contracts (GBP/USD)	—	GBP6,000
Interest rate swap options	—	Rs.	2,500,000

     The foreign forward exchange contracts mature between one to seven months and the options mature between 4 months to 3 years.

15. Research and development arrangement

     The Company undertakes a significant portion of its research and development activities relating to drug discovery through its research facilities located in the United States and India. The Company, under an existing arrangement, also undertakes research and development activities through the Research Foundation, a special purpose entity organized as a trust to avail certain tax benefits under the Indian Income Tax Rules. At present, the Research Foundation does not undertake research and development activity for any other entity. The operations of the Research Foundation are funded by the Company and as a result this entity has been consolidated in the financial statements. The Company has the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation.

16. Borrowings from banks

     The Company has a line of credit of Rs.3,735,000 and Rs.3,234,000 as of March 31, 2003 and 2004, from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the banks, which averaged 10.5% and 10.5% during the years ended March 31, 2003 and 2004 respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17. Long-term debt

     Long-term debt consists of the following:

	As of March 31,
	2003		2004
Rupee term loans	Rs.	48,057	Rs.	36,985
Loan notes		136,653		146,738

		184,710		183,723
Less: Current portion		(143,801)		(152,658)

Non-current portion	Rs.	40,909	Rs.	31,065

     Long-term debts other than loan notes are secured by a charge over the property, plant and equipment of the Company and contain financial covenants and restrictions on indebtedness.

17. Long-term debt (continued)

     An interest rate profile of long-term debt is given below:

	Year ended March 31,
	2002	2003	2004
Foreign currency loans	—	4%	4%
Rupee term loans	2.0% to 14.0%	2.0% to 12.0%	2%

     A maturity profile of other long-term debt outstanding is as follows:

Maturing in the year ending March 31:
2005	Rs.	5,920
2006		5,920
2007		5,920
2008		5,920
2009		5,920
Thereafter		7,385

	Rs.	36,985

     The estimated fair value amounts of rupee term loans amounts to Rs.33,008 and Rs.26,138 as of March 31, 2003 and 2004 respectively.

18. Shareholders equity

     Equity shares and dividend

     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

     Dividends on common stock are recorded as a liability at the point of their approval by the shareholders in the annual general meeting. The shareholders approved and the Company paid dividends of Rs.561,676, Rs.191,290 and Rs.431,598 during the years ended March 31, 2002, 2003 and 2004 respectively. The dividend per share was Rs.7.00, Rs.2.50 and Rs.5.00 during the years ended March 31, 2002, 2003 and 2004 respectively.

     Public Offering in the United States of America

     On April 11, 2001, the Company made a public offering of its American Depositary Shares (ADSs) to international investors.The offering consisted of 13,225,000 ADSs representing 13,225,000 equity shares (adjusted for share split), at an offering price of U.S.$ 10.04 per ADS amounting to Rs.5,782,725, net of expenses. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the other equity shares. As a part of this offering, 8,602,152 equity shares of Rs.5 each allotted and outstanding against Global Depository Receipts issued and outstanding have also been converted to American Depository Shares.

18. Shareholders equity (continued)

     Share split

     In September 2001, the shareholders of the Company approved a two-for-one share split with an effective date of October 25, 2001. All references in the consolidated financial statements to number of shares and per share amounts of the Company’s equity shares have been retroactively restated to reflect the increased number of equity shares outstanding as a result of the share split.

     Cheminor Employee Welfare Trust

     During the year ended March 31, 1997, the Company established a controlled trust called the Cheminor Employee Welfare Trust (Welfare Trust). Under this plan, the Welfare Trust would purchase shares of the Company out of funds borrowed from the Company and would grant these shares to eligible employees. The Welfare Trust has, in the aggregate, purchased 41,400 shares of the Company at a cost of Rs.4,882. However, no shares have been granted to the employees. The shares held by the Welfare Trust are reported as a reduction from stockholders’ equity.

19. Deferred revenue

     The Company had entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company has licensed two molecules for further development and conducting clinical trials. Under the arrangement, the Company would receive non-refundable upfront license fee on signing of the agreement and non-refundable payments on achievement of defined milestones. As of March 31, 2002, the Company had unamortized non-refundable upfront licence fees of Rs.52,832. On July 22, 2002, Novo Nordisk announced that it had suspended clinical trials with respect to one of the compounds due to unsatisfactory results from the trials. However, in respect of the other compound, the trials are progressing. As the upfront payment is a composite amount received for both the compounds and as the fair value for each compound cannot be determined, the entire amount is being deferred and would be amortized over the remaining milestone amounts to be received from the development of the other compound.

     In addition, on September 30, 2001 the Company has, in terms of an agreement entered into with Novartis Pharma AG (Novartis), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, the Company has, during the year ended March 31, 2002, received Rs.235,550 (U.S.$ 5 million) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee has been deferred and will be recognized in accordance with its accounting policy proportionately upon the receipt of stated milestones. In June 2002, Novartis decided to discontinue further development of the compound but continued its collaboration with the Company for an additional dual acting insulin sensitiser compound (the backup compound). Under the terms of the agreement, Novartis has the rights for the backup compound, which the Company is in the process of developing. As the agreement is not discontinued, the deferred revenue has not been recognized as revenue.

20. Employee stock incentive plans

     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and employees of all its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (‘the Committee’) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

20. Employee stock incentive plans (continued)

     The DRL 2002 Plan further provides that in no case shall the per share exercise price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price less than the fair market value.

Stock option activity under the DRL 2002 Plan is as follows:

	Year ended March 31, 2003
						Weighted-
						average
		Range of		Weighted-		remaining
	Shares arising	exercise		average		contractual
	out of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	124,500	Rs.	977.30	Rs.	977.30	47
Granted during the period	433,945		884-1,063.02		1,001.76	75
Forfeited during the period	(14,574)		884-1,063.02		1,001.76	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	543,871		884-1063.02		995.42	56

Exercisable at the end of the period	69,500	Rs.	977.30	Rs.	977.30	47

	Year ended March 31, 2004
						Weighted-
						average
		Range of		Weighted-		remaining
	Shares arising	exercise		average		contractual
	out of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	543,871	Rs.	884-1,063.02	Rs.	995.42	56
Granted during the period	423,300		883-1,396		934.44	62
Forfeited during the period	(53,132)		883-1,063.02		962.54	—
Exercised during the period	(3,001)		911-1,063.02		1,013.12	—

Outstanding at the end of the period	911,038		883-1,396		968.95	66

Exercisable at the end of the period	315,068	Rs.	884-1,063.02	Rs.	976.15	45

     The weighted average grant date fair value for options granted under the DRL 2002 Plan during the year ended March 31, 2003 and March 31, 2004 was Rs.404.5 and Rs.410.50.

     Reddy US Equity Ownership Plan 2000:

     In fiscal 2001, Reddy US Therapeutics, Inc. (“Reddy US”), a consolidated subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan (the “US Plan”) to provide for issuance of stock options to its employees and certain related non-employees. When the U.S. Plan was established, Reddy US reserved 500,000 shares of its common stock for issuance under the plan. Under the U.S. Plan, stock options were granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options were to vest over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

     In September 2003, the Company accelerated the vesting period of the options. As a result, all of the options were vested and exercised by employees.

20. Employee stock incentive plans (continued)

     Stock option activity under the U.S. Plan is as follows:

	Year ended March 31, 2003
						Weighted-
						average
		Range of		Weighted-		remaining
	Shares arising	exercise		average		contractual
	out of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	293,500	U.S.	$0.18	U.S.	$0.18	83
Granted during the period	—		—		—	—
Forfeited during the period	—		—		—	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	293,500		0.18		0.18	71

Exercisable at the end of the period	153,685	U.S.	$0.18	U.S.	$0.18	—

	Year ended March 31, 2004
						Weighted-
						average
		Range of		Weighted-		remaining
	Shares arising	exercise		average		contractual
	out of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	293,500	U.S.	$0.18	U.S.	$0.18	71
Granted during the period	—		—		—	—
Forfeited during the period	(2,000)		0.18		0.18	—
Exercised during the period	291,500		0.18		0.18	—

Outstanding at the end of the period	—		—		—	—

     Further, the Company during the year ended March 31, 2004, accelerated the vesting period of the options issued under the RUSTI Plan, 2000. As a result, all of the RUSTI options were vested and exercised by employees. Contemporaneous with the acceleration, the Company granted a put option to the employees to swap the RUSTI shares arising out of this acceleration with ADS of the Company at an agreed ratio of 7 ADS to every 100 outstanding RUSTI shares. All the RUSTI option holders exercised this put option, which resulted in the Company issuing 20,405 ADS in exchange for all of the outstanding shares of RUSTI. The transaction was consummated on December 2, 2003 by issuing the treasury stock acquired during the period. The Company has evaluated this transaction and has applied the accounting method described in FASB Interpretation No. 44 and EITF Issue No. 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44”, and has determined the award as a liability. Consequently an amount of Rs.25,553 has been accounted as compensation cost. Further, an amount of Rs.155, representing the unrecognized compensation cost, was recognized as a result of this acceleration.

     Aurigene Discovery Technologies Limited, Employee Stock Option Plan:

     During the year ended March 31, 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Aurigene Employee Plan”) to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.

20. Employee stock incentive plans (continued)

     Stock option activity under the Aurigene Employee Plan was as follows:

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	200,000	Rs.	10	Rs.	10	65
Forfeited during the period	(30,812)		10		10	—

Outstanding at the end of the period	169,188	Rs.	10	Rs.	10	65

Exercisable at the end of the period	—		—		—	—

     The weighted average grant date fair value for options granted under the Aurigene Employee Plan during the year ended March 31, 2004 is Rs.4.82.

     Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan:

     During the year ended March 31, 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Aurigene Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest on the date of grant of the options.

     Stock option activity under the Aurigene Management Plan was as follows:

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	783,333	Rs.	10	Rs.	10	77
Forfeited during the period	(166,667)		10		10	—

Outstanding at the end of the period	616,666	Rs.	10	Rs.	10	77

Exercisable at the end of the period	616,666	Rs.	10	Rs.	10	77

     The weighted average grant date fair value for options granted under the Aurigene Management Plan during the year ended March 31, 2004 is Rs.4.25.

21. Allowances for sales returns

     Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

	Year ended March, 31
	2002		2003		2004
Balance at the beginning of the year	Rs.	104,497	Rs.	84,897	Rs.	89,026
Additional provision		92,130		193,229		169,511
Sales returns charged to the provision		(111,730)		(189,100)		(158,618)

Balance at the end of the year	Rs.	84,897	Rs.	89,026	Rs.	99,919

22. Other (expense)/income, net

     Other (expense)/ income consists of the following:

	Year ended March 31,
	2002		2003		2004
Interest expense, net of capitalized interest	Rs.	(4,866)	Rs.	(6,678)	Rs.	(14,970)
Interest income		104,103		342,548		421,763
Income from redemption of mutual funds		19,420		6,284		24,786
Loss on sale of subsidiary interest		—		—		(58,473)
Other		35,823		340,970		131,085

	Rs.	154,480	Rs.	683,124	Rs.	504,191

Interest cost of Rs.25,597, Rs.Nil and Rs.Nil has been capitalized during the years ended March 31, 2002, 2003 and 2004 respectively.

23. Shipping costs

     Selling, general and administrative expenses include shipping and handling costs of Rs.327,903, Rs.428,992 and Rs.557,969 for the years ended March 31, 2002, 2003 and 2004 respectively.

24. Income taxes

     Income taxes consist of the following:

	Year ended March 31,
	2002		2003		2004
Pre-tax income
Domestic	Rs.	4,923,613	Rs.	4,233,292	Rs.	3,021,098
Foreign		158,865		(424,621)		(481,060)

		5,082,478		3,808,671		2,540,038

Income tax benefit / (expense) attributable to continuing operations:
Current taxes:
Domestic	Rs.	(395,674)	Rs.	(402,225)	Rs.	(202,364)
Foreign		(26,759)		4,710		(1,752)

		(422,433)		(397,515)		(204,116)

Deferred taxes:
Domestic		301,830		(44,828)		20,126
Foreign		(33,241)		44,281		114,741

		268,589		(547)		134,867

	Rs.	(153,844)	Rs.	(398,062)	Rs.	(69,249)

Deferred tax benefit / (expense) attributable to other comprehensive Income.	Rs.	71	Rs.	(7)	Rs.	(3,873)

24. Income taxes (continued)

     The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	Year ended March 31,
	2002		2003		2004
Income / (loss) before income taxes and minority interest	Rs.	5,082,478	Rs.	3,808,671	Rs.	2,540,038
Enacted tax rate in India		35.7%		36.75%		35.875%

Computed expected tax benefit / (expense)	Rs.	(1,814,445)	Rs.	(1,399,687)	Rs.	(911,239)
Effect of:
Differences between Indian and foreign tax rates		(1,541)		379		(2,325)
Amortization of goodwill		(56,947)		—		—
Valuation allowance		(39,942)		(136,499)		(149,805)
Expenses not deductible for tax purposes		(562)		(58,159)		(39,149)
ESOP cost not deductible for tax purpose		(2,574)		(47,218)		(43,831)
Income exempt from income taxes		1,582,317		1,054,642		856,317
Foreign exchange (loss) / gains		15,450		32,433		64,008
Incremental deduction allowed for research and development expenses		111,054		203,439		172,259
Indexation of capital assets		950		1,091		907
Tax rate change		63,913		(12,656)		12,111
Others		(11,517)		(35,827)		(28,502)

Income tax benefit / (expense)	Rs.	(153,844)	Rs.	(398,062)	Rs.	(69,249)

     The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	As of March 31,
	2003		2004
Deferred tax assets:
Inventory	Rs.	140,948	Rs.	112,115
Deferred revenue		112,683		112,683
Accounts payable		49,225		43,673
Accounts receivable		—		8,427
Investment in affiliate		54,028		90,244
Operating loss carry-forward		215,494		421,541
Expenses deferred for tax purposes Research and development expenses		52,250		51,006
Employee costs		44,504		45,138
Legal costs		156,816		135,036
Start-up costs		41,778		41,482
Others		6,995		14,730
Other current liabilities		47,006		115,026

		921,727		1,191,101
Less: Valuation allowance		(398,966)		(525,961)

Deferred tax assets		522,761		665,140

Deferred tax liabilities:
Property, plant and equipment		(651,381)		(716,329)
Intangible assets		(311,009)		(214,545)
Investment securities		(10,187)		(13,817)
Accounts receivable		(12,432)		—
Others		(71,516)		(139,787)

Deferred tax liabilities		(1,056,525)		(1,084,478)

Net deferred tax assets/(liabilities).	Rs.	(533,764)	Rs.	(419,338)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

24. Income taxes (continued)

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

     Operating losses carried forward comprise business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from eight years to indefinite.

     The Company has during the year, set up a full valuation allowance against the deferred tax asset on account of tax effect of operating losses carry forward and other net deferred tax assets of AMPNH, RPI, Antilles, RNBV, RPS, RCSA, RBL and DRSA amounting to Rs.19,898 as the management based on future profit projections believes that the likelihood of not realizing these deferred tax assets is more likely than not. Valuation allowance is net of reversal of Rs.22,810 on account of disinvestments of 51% stake in Compact electric limited (Refer note 12).

     Valuation allowance has been created against the tax effect of operating losses and other net deferred tax assets arising out of Reddy US, ADTL and ADTI amounting to Rs.129,907, including a sum of Rs.45,884 created due to change in circumstances, as these companies specialize in research activities and the company believes that the likelihood of not realizing these deferred tax assets is more likely than not.

     Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which the Company is eligible for tax concessions under the local laws.

     Incremental deduction allowed for research and development expenses represents tax incentive provided by the Government of India for carrying out such activities.

     As of March 31, 2004 the Company had operating loss carry-forward of Rs.1,262,406 that expires as follows:

Expiring in the year ending March 31:			Rs.
2005		—
2006		—
2007		21,257
2008		211,533
2009		11,738
Thereafter (2010 – 2022)		265,390
Thereafter (indefinite)		752,488

	Rs.	1,262,406

     Undistributed earnings of the Company’s foreign subsidiaries and deferred tax liability on the same amounted to approximately Rs.255,979, Rs.235,515, Rs.245,906 and Rs.91,385, Rs.86,552, Rs.88,219 as of March 31, 2002, 2003 and 2004 respectively. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.

25. Employee benefit plans

     Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy’s Laboratories Gratuity Fund (the Gratuity Fund). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

     In respect of certain other employees of the Company, the gratuity benefit is provided through annual contribution to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the fund and determines the contribution premium required to be paid by the Company.

25. Employee benefit plans (continued)

     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements:

	As of March 31,
	2003		2004
Change in the benefit obligations
Projected Benefit Obligations (PBO) at the beginning of the year	Rs.	84,434	Rs.	113,294
Service cost		11,494		16,061
Interest cost		8,368		8,992
Actuarial (gain)/ loss		15,398		24,313
Benefits paid		(6,400)		(15,351)

PBO at the end of the year	Rs.	113,294	Rs.	147,309

Change in plan assets
Fair value of plan assets at the beginning of the year	Rs.	63,195	Rs.	91,482
Actual return on plan assets		12,726		42,681
Employer contributions		21,961		12,127
Benefits paid		(6,400)		(15,351)

Plan assets at the end of the year	Rs.	91,482	Rs.	130,939

Funded status	Rs.	(21,812)	Rs.	(16,370)
Unrecognized actuarial loss		32,087		21,469
Unrecognized transitional obligation		13,687		12,916

Net amount recognized	Rs.	23,962	Rs.	18,015

Amounts recognized in the statement of financial position consist of:

	Year ended March 31,
	2003		2004
Prepaid benefit cost	Rs.	27,009	Rs.	21,591
Accrued Benefit Liability		(3,047)		(3,576)
Net amount recognized	Rs.	23,962	Rs.	18,015

The accumulated benefit obligation for the Gratuity Plan was Rs.43,596 and Rs.54,358 as at March 31, 2003 and 2004 respectively.

Components of Net Periodic Benefit Cost :

	Year ended March 31,
	2002		2003		2004
Service Cost	Rs.	10,329	Rs.	11,494	Rs.	16,061
Interest Cost		7,674		8,368		8,992
Expected return on plan assets		(4,090)		(6,885)		(8,831)
Amortization of transition obligation / (assets).		1,004		770		770
Recognized net actuarial (gain) / loss		—		637		881

Net Amount Recognized	Rs.	14,917	Rs.	14,385	Rs.	17,873

25. Employee benefit plans (continued)

Summary of the Actuarial Assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are :

Weighted-average assumptions used to determine benefit obligations:

	As at March 31,
	2003	2004
Discount Rate	8.0%	7.0%
Rate of compensation increase	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	Year ended March 31,
	2003	2004
Discount Rate	8.0%	8.0%
Rate of compensation increase	7.0%	12% for first year & 7% thereafter
Expected long-term return on plan assets	8.0%	8.0%

The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments prescribed as per the statutory pattern of investment.

Plan Assets : The Company’s gratuity plan weighted-average asset allocations at March 31, 2003 and 2004, by asset category are as follows:

	Year ended March 31,
	2003	2004
Debt	100%	100%

Cash Flows:

Contributions: The Company expects to contribute Rs.20,016 to its gratuity plan during the year ended March 31, 2005.

Estimated Future Benefit Payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid :

Year ended March 31,
2005	Rs.	2,715
2006		2,894
2007		3,352
2008		5,036
2009		5,967
2010 to 2014		46,454

25. Employee benefit plans (continued)

     Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a superannuation, a defined contribution plan administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.11,095, Rs.19,395 and Rs.24,192 to the superannuation plan during the years ended March 31, 2002, 2003 and 2004 respectively.

     Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.43,376, Rs.47,455 and Rs.58,685 to the provident fund plan during the years ended March 31, 2002, 2003 and 2004 respectively.

26. Related party transactions

     The Company has entered into transactions with the following related parties:

•	Diana Hotels Limited for availing hotel services;

•	AR Chlorides for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited for purchase and sale of active pharmaceutical ingredients and intermediates;

•	Madras Diabetes Research Foundation for undertaking research on our behalf;

•	Dr. Reddy’s Heritage Foundation for purchase of services;

•	SR Enterprises for transportation services; and

•	Manava Seva Dharma Samvardhani Trust for social contribution to which the Company has made contribution.

     The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities (“significant interest entities”). The Company has also entered into transactions with employees, directors of the Company and their relatives.

•	One of the Company’s executives and U.S. general counsel, hired on July 15, 2002, is a partner of a law firm that the Company engages for legal services. Legal fees paid by the Company to the concerned law firm were Rs.Nil, Rs.373,563 and Rs.423,137 during the years ended March 31, 2002, 2003 and 2004 respectively.

     The following is a summary of significant related party transactions:

	Year ended March 31,
	2002		2003		2004
Purchases from:
Significant interest entities	Rs.	20,335	Rs.	50,943	Rs.	59,889
Reddy Kunshan		—		—		107,801
Sales to:
Significant interest entities		525		763		1,185
Administrative expenses paid to:
Significant interest entities		11,400		7,749		4,793
Directors and their relatives		14,671		16,807		16,891

26. Related party transactions (continued)

     The Company has the following amounts due from related parties:

	As of March 31,
	2003		2004
Directors and their relatives	Rs.	3,680	Rs.	3,680
Employee loans		63,230		39,776

	Rs.	66,910	Rs.	43,456

     The Company has the following amounts due to related parties:

	As of March 31,
	2003		2004
Significant interest entities	Rs.	4,388	Rs.	14,009
Reddy Kunshan		—		12,410
Interest free deposit from affiliate		—		53,000
Payable towards legal fees		76,054		121,751

		80,442		201,170

As of March 31, 2004, the required repayments of employee loans are given below:

Repayable in the year ending March 31:
2005	Rs.	22,437
2006		9,869
2007		5,417
2008		1,681
2009		291
Thereafter		81

	Rs.	39,776

27. Commitments and Contingencies

     Capital Commitments: As of March 31, 2003 and 2004, the Company had committed to spend approximately Rs.356,827 and Rs.418,025 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

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

     Pathnet, an equity investee accounted for by the equity method, secured a financial assistance of Rs.250 million from ICICI Bank Ltd (ICICI Bank). To enhance the credit standing of Pathnet, on December 14, 2001 the Company issued a corporate guarantee

27. Commitments and Contingencies (continued)

amounting to Rs.122.5 million in favour of ICICI Bank. The guarantee will expire in May 2008 and the liability of the Company may arise in case of non-payment or non-performance of other obligations of Pathnet under its facilities agreements with ICICI Bank.

As of March 31, 2004, it is not probable that the Company will be required to make payments under the guarantee. Thus, no liability has been accrued for a loss related to the Company’s obligation under this guarantee arrangement.

     Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (DPCO), the Government of India (GOI) has the authority to designate a pharmaceutical product as a ‘specified product’ and fix the maximum selling price for such product. In 1995, the GOI notified Norfloxacin as a ‘specified product’ and fixed the maximum selling price. The Company has filed a legal suit against the notification on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the Andhra Pradesh High Court (the High Court). The High Court had earlier granted an interim order in favour of the Company. In April, 2004, the Honorable High Court of Andhra Pradesh has issued an order dismissing the appeal of the Company. Hence, during the current year the Company has provided an amount of Rs.183,605 representing the excess of the selling price over the maximum selling price fixed by the government of India under the applicable provisions of the DPCO. However the Hon’ble High Court of Andhra Pradesh, Hyderabad has given an opportunity to Company to seek a review of the order. Hence Company has filed a review petition in same court requesting review of the order passed. Pending resolution of this case by the High Court, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the GOI and provides for the excess amounts charged.

     In the event that the Company is unsuccessful in the litigation, it will be required to pay penalties or interest, the amounts of which are not readily ascertainable.

     During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities” issued a demand notice on one of the Company’s vendors with regard to the assessable value of its product supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities have demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, have issued a penalty claim of Rs.70,000 against the company. The Company has filed an appeal against this notice with the appellate authorities. Pending resolution of this appeal, the ultimate liability of the Company is not ascertainable.

     The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company also has been named in the list of polluting industries.

     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favour.

     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

28. Segment reporting and related information

a) Segment information

     The Chief Operating Decision Maker (CODM) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

•	Formulations – Revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics– Gross profit;

•	Diagnostics, critical care and biotechnology – Net income; and

•	Drug discovery – Revenues and expenses.

     The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

     Formulations

     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Year ended March 31,
	2002		2003		2004
Gastro-intestinal	Rs.	1,210,185	Rs.	1,346,000	Rs.	1,568,245
Cardio–vasculars		1,181,526		1,290,164		1,388,700
Anti–infectives		992,079		1,086,577		1,107,672
Pain control		1,030,527		1,207,619		1,343,580
Nutrients		424,125		551,835		436,960
Others		1,226,073		1,321,349		1,668,781

		6,064,515		6,803,544		7,513,938
Intersegment revenues[1]		191,036		88,786		19,519
Adjustments[2]		(220,332)		(31,963)		(25,979)

Total revenues	Rs.	6,035,219	Rs.	6,860,367	Rs.	7,507,478

Cost of revenues	Rs.	1,907,603	Rs.	2,373,693	Rs.	2,459,768
Intersegment cost of revenues[3]		304,598		310,586		211,182
Adjustments[2]		(45,283)		(224,092)		(84,424)

	Rs.	2,166,918	Rs.	2,460,187	Rs.	2,586,526

Gross profit	Rs.	4,043,350		4,208,051	Rs.	4,862,507
Adjustments[2]		(175,049)		192,129		58,445

	Rs.	3,868,301	Rs.	4,400,180	Rs.	4,920,952

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

28. Segment reporting and related information (continued)

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

     An analysis of gross profit for the segment is given below.

	Year ended March 31,
	2002		2003		2004
Revenues from external customers	Rs.	5,060,369	Rs.	5,562,731	Rs.	6,973,891
Intersegment revenues[1]		479,960		590,216		602,060
Adjustments[2]		(303,169)		187,774		52,552

Total revenues	Rs.	5,237,160	Rs.	6,340,721	Rs.	7,628,503

Cost of revenues	Rs.	3,403,909	Rs.	3,597,650	Rs.	4,666,757
Intersegment cost of revenues		191,036		88,786		19,519
Adjustments[2]		272,570		252,226		416,082

	Rs.	3,867,515	Rs.	3,938,662	Rs.	5,102,358

Gross profit	Rs.	1,945,384		2,466,511	Rs.	2,889,675
Adjustments[2]		(575,739)		(64,452)		(363,530)

	Rs.	1,369,645	Rs.	2,402,059	Rs.	2,526,145

(1)	Intersegment revenues is comprised of transfers to formulations, generics and custom chemical synthesis and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

     An analysis of revenue by geography is given below:

	Year ended March 31,
	2002		2003		2004
North America	Rs.	1,559,810	Rs.	2,397,663	Rs.	1,902,922
India		1,715,013		1,668,773		2,160,297
Europe		404,543		465,965		1,626,890
Others		1,624,431		1,728,024		1,983,551

		5,303,797		6,260,425		7,673,660
Adjustments[1]		(66,637)		80,296		(45,157)

	Rs.	5,237,160	Rs.	6,340,721	Rs.	7,628,503

(1) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

28. Segment reporting and related information (continued)

     An analysis of revenues by key products is given below:

	Year ended March 31,
	2002		2003		2004
Ramipril	Rs.	—	Rs.	53,078	Rs.	1,314,164
Ciprofloxacin Hydrochloride		690,511		773,177		959,773
Ranitidine Hydrochloride Form 1		282,415		475,557		457,449
Naproxen Sodium		285,199		400,774		437,339
Ibuprofen		383,936		455,792		394,634
Ranitidine Hydrochloride Form 2		216,818		221,737		253,996
Naproxen		107,071		160,058		233,835
Losartan Potassium		119,589		125,471		214,231
Atorvastatin		72,826		88,264		211,192
Sparfloxacin		358,566		175,816		197,055
Dextromethorphan Hydrobromide		238,156		190,425		182,775
Nizatidine		303,991		658,667		159,592
Enrofloxacin		175,669		139,857		125,487
Terbinafine Hydrochloride		68,914		94,027		124,923
Doxazosin Mesylate		116,629		181,448		117,878
Others		1,816,870		2,146,573		2,244,180

Total	Rs.	5,237,160	Rs.	6,340,721	Rs.	7,628,503

     Generics

     Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001 with the export of ranitidine 75mg and oxaprozin to the United States.

     An analysis of gross profit for the segment is given below.

	Year ended March 31,
	2002		2003		2004
Revenues	Rs.	4,526,787	Rs.	4,284,192	Rs.	4,337,525
Less:
Cost of revenues		308,241		809,079		989,125
Intersegment cost of revenues[1]		175,362		251,580		335,342

		483,603		1,060,659		1,324,467

Gross Profit	Rs.	4,043,184	Rs.	3,223,533	Rs.	3,013,058

(1) Intersegment cost of revenues is comprised of transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at cost to the transferring segment.

28. Segment reporting and related information (continued)

     Diagnostics, critical care and biotechnology

     Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Year ended March 31,
	2002		2003		2004
Revenues	Rs.	429,062	Rs.	428,179	Rs.	411,028
Cost of revenues		236,133		234,388		206,777
Intersegment cost of revenues[1]		—		—		197

Gross profit		192,929		193,791		204,054
Employee costs		32,070		55,954		67,575
Other selling, general and administrative expenses		188,850		165,725		94,996
Other (income) / expense, net		(4,016)		(152)		12,509

Net income / (loss)	Rs.	(23,975)	Rs.	(27,736)	Rs.	28,974

(1) Intersegment cost of revenues is comprised of transfers from active pharmaceutical ingredients and intermediates to diagnostics, critical care and biotechnology and are accounted for at cost to the transferring segment.

     Drug discovery

     The Company is involved in drug discovery through the research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Year ended March 31,
	2002		2003		2004
Revenues	Rs.	107,775	Rs.	—	Rs.	—
Adjustments[1]		16,982		—		—

		124,757		—		—

Research and development expenses	Rs.	394,807	Rs.	480,111	Rs.	729,434

(1)	The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to deferral of up-front non-refundable license fees.

  a) Reconciliation of segment information to entity total

	Year ended March 31, 2002				Year ended March 31, 2003				Year ended March 31, 2004
	Revenues		Gross profit		Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	6,035,219	Rs.	3,868,301	Rs.	6,860,367	Rs.	4,400,180	Rs.	7,507,478	Rs.	4,920,952
Active pharmaceutical ingredients and intermediates		5,237,160		1,369,645		6,340,721		2,402,059		7,628,503		2,526,145
Generics		4,526,787		4,043,184		4,284,192		3,223,533		4,337,525		3,013,058
Diagnostics, critical care and biotechnology		429,062		192,929		428,179		193,791		411,028		204,054
Drug discovery		124,757		124,757		—		—		—		—
Others		269,697		154,908		156,353		2,676		196,715		70,923

	Rs.	16,622,682	Rs.	9,753,724	Rs.	18,069,812	Rs.	10,222,239	Rs.	20,081,249	Rs.	10,735,132

28. Segment reporting and related information (continued)

  b) Analysis of revenue by geography

     The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Year ended March 31,
	2002		2003		2004
India	Rs.	6,052,055	Rs.	6,488,573	Rs.	7,143,798
North America		6,037,208		5,852,552		5,319,160
Russia and other countries of the former Soviet Union		1,626,837		2,107,861		2,285,838
Europe		781,027		1,401,008		2,788,648
Others		2,125,555		2,219,818		2,543,805

	Rs.	16,622,682	Rs.	18,069,812	Rs.	20,081,249

  c) Analysis of property, plant and equipment by geography

     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,
	2002		2003		2004
India	Rs.	3,724,535	Rs.	4,577,973	Rs.	5,998,005
North America		35,790		106,093		156,981
Russia and other countries of the former Soviet Union		34,574		31,103		36,606
Europe		3,602		111,740		132,721
Others		611		3,571		6,822

	Rs.	3,799,112	Rs.	4,830,480	Rs.	6,331,135

Item 19. Exhibits

Exhibit Number	Description of Exhibits
1.1.*/***	Memorandum and Articles of Association of the Registrant dated February 4, 1984.

1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.

1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.

2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.

4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.

4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.

8.	List of subsidiaries of the Registrant.

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed on March 26, 2001 with the SEC along with Form F-1

** Previously filed with the Company’s Form 20-F for the year ended March 31, 2002

*** Previously filed with the Company’s Form 20-F for the year ended March 31, 2003

SIGNATURES

The registrant hereby certify that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

For Dr. Reddy’s Laboratories Limited,
By:	/s/ G.V. Prasad
G.V. Prasad
Executive Vice Chairman & CEO

For Dr. Reddy’s Laboratories Limited,
By:	/s/ V. S. Vasudevan
V. S. Vasudevan
Chief Financial Officer

Hyderabad, India
September 30, 2004