Form 20-F/A
period 2004-03-31
DR REDDYS LABORATORIES LTD
filed 2004-10-01
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable	ANDHRA PRADESH, INDIA
(Translation of Registrant’s name	(Jurisdiction of incorporation or
into English)	organization)

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

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

EXPLANATORY NOTE

The purpose of this amendment to our Annual Report on Form 20-F is solely to amend the exhibits listed in Item 19 to include a letter of consent from KMPG LLP. This amendment to our Annual Report on Form 20-F does not otherwise update the information set forth in the original filing of the Annual Report on Form 20-F.

Item 19. Exhibits

Exhibit Number	Description of Exhibits
1.1.*/***	Memorandum and Articles of Association of the Registrant dated February 4, 1984.
1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.
1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.
2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.
4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.
4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.
8.****	List of subsidiaries of the Registrant.
23.1	Consent of KPMG LLP (independent accountants).
99.1****	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2****	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3****	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4****	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed on March 26, 2001 with the SEC along with Form F-1

**	Previously filed with the Company’s Form 20-F for the year ended March 31, 2002

***	Previously filed with the Company’s Form 20-F for the year ended March 31, 2003

****	Previously filed with the Company’s Form 20-F for the year ended March 31, 2003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf

DR. REDDY’S LABORATORIES LIMITED
By:	/s/ G.V. Prasad
G.V. Prasad
Executive Vice Chairman & CEO

By:	/s/ V.S. Vasudevan
V.S. Vasudevan
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1.*/***	Memorandum and Articles of Association of the Registrant dated February 4, 1984.
1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.
1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.
2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.
4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.
4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.
8.****	List of subsidiaries of the Registrant.
23.1	Consent of KPMG LLP (independent accountants).
99.1****	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2****	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3****	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4****	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed on March 26, 2001 with the SEC along with Form F-1

**	Previously filed with the Company’s Form 20-F for the year ended March 31, 2002

***	Previously filed with the Company’s Form 20-F for the year ended March 31, 2003

****	Previously filed with the Company’s Form 20-F for the year ended March 31, 2003