Form 20-F
period 2005-03-31
DR REDDYS LABORATORIES LTD
filed 2005-08-10
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
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
* Not for trading, but only in connection with the registration of American depositary shares, pursuant to the requirements of the Securities and Exchange Commission.
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
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.43.62 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
     Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
3.A. Selected financial data — summary of selected consolidated financial data
     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects, which are included elsewhere in this annual report. The selected consolidated statements of income data for the five years ended March 31, 2005 and selected consolidated balance sheet data as of March 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

	Fiscal Year Ended March 31,
	2001	2002**	2003**	2004	2005
	(Rs. in millions, U.S.$ in thousands, except share data)
						Convenience
						translation into
						U.S.$
						(unaudited)
Income Statement Data:
Product sales	Rs.10,974.8	Rs.16,408.8	Rs.18,069.8	Rs.20,081.2	Rs.19,126.2	U.S.$438,473
License fees	—	124.8	—	—	345.7	7,926
Services	—	89.1	—	—	—	—

Total revenues	10,974.8	16,622.7	18,069.8	20,081.2	19,471.9	446,399
Cost of revenues	5,735.8	6,869.0	7,847.6	9,346.1	9,385.8	215,172

Gross profit	5,239.0	9,753.7	10,222.2	10,735.1	10,086.1	231,227
Operating expenses, net:
Selling, general and administrative expenses	2,818.9	3,674.1	5,103.2	6,562.9	6,810.5	156,131
Research and development expenses, net	508.8	742.4	1,411.8	1,991.6	2,803.3	64,267
Amortization expenses	482.3	487.7	419.5	382.9	350.0	8,024
Foreign exchange (gain)/loss	(62.1)	(209.0)	70.1	(282.4)	488.8	11,206

Total operating expenses	3,747.9	4,695.2	7,004.6	8,655.0	10,452.6	239,627
Operating income/(loss)	1,491.1	5,058.5	3,217.6	2,080.1	(366.5)	(8,400)
Equity in loss of affiliates	(31.5)	(130.5)	(92.1)	(44.4)	(58.1)	(1,332)
Other (expense) / income, net	(387.0)	154.5	683.2	504.2	531.6	12,186

Income before income taxes and minority interest	1,072.6	5,082.5	3,808.7	2,540.0	107.0	2,454

Income taxes (expense)/benefit	(321.4)	(153.8)	(398.1)	(69.2)	94.3	2,161
Minority interest	(9.3)	(14.9)	(6.7)	3.4	9.9	228
Net income	Rs.741.9	Rs.4,913.8	Rs.3,403.9	Rs.2,474.2	Rs.211.2	U.S.$4,843

Earnings per equity share:
Basic	Rs.11.74	Rs.64.63	Rs.44.49	Rs.32.34	Rs.2.76	U.S.$0.06
Diluted	Rs.11.74	Rs.64.53	Rs.44.49	Rs.32.32	Rs.2.76	U.S.$0.06
Weighted average number of equity shares used in computing earnings per equity share:*
Basic	63,177,560	76,027,565	76,515,948	76,513,764	76,518,949	76,518,949
Diluted	63,177,560	76,149,568	76,515,948	76,549,598	76,559,801	76,559,801
Cash dividend per share (excluding dividend tax)	Rs.1.75	Rs.7.00	Rs.2.50	Rs.5.00	Rs.5.00	U.S.$0.11

*	Each ADR represents one equity share. Historical figures have been adjusted to reflect the two for one stock split effected in October 2001.

**	Effective as of fiscal 2003, we selected the retroactive modified method of adoption described in Statement of Financial Accounting Standards No. 148 Accounting for Stock Based Compensation – Transition and Disclosure. Accordingly, the operating results for the year ended March 31, 2002 and 2003, which are the only prior periods impacted, have been modified in accordance with the retroactive modified method of adoption.

	Fiscal Year Ended March 31,
	2001	2002	2003	2004	2005
	(Rs. in millions, U.S.$ in thousands, except share data)
						Convenience
						translation into
						U.S.$
						(unaudited)
Other Data:
Net cash provided by / (used in):
Operating activities	Rs.617.1	Rs.4,652.8	Rs.4,366.7	Rs.3,999.2	Rs.2,291.6	U.S.$52,536
Investing activities	(689.4)	(1,532.9)	(1,954.7)	(6,506.1)	632.9	14,509
Financing activities	(87.7)	1,421.8	(153)	(376.1)	1,931.3	44,276
Effect of exchange rate changes on cash	81.5	88.8	(95)	(14.2)	55.8	1,279
Expenditures on property, plant and equipment	(489.0)	(1,090.3)	(1,515.7)	(2,415.6)	(1,749.2)	(40,100)
Balance Sheet Data:
Cash and cash equivalents	Rs.478.9	Rs.5,109.4	Rs.7,273.4	Rs.4,376.2	Rs.9,287.9	U.S.$212,927
Working capital	795.4	9,518.6	12,023.5	11,103.3	10,770.9	246,926
Total assets	11,882.9	18,967.0	23,091.7	26,619.3	29,288.4	671,443
Total long-term debt, excluding current portion	1,003.4	47.0	40.91	31.0	25.1	576
Net Assets	5,240.5	15,457.4	18,831.8	21,039.4	20,953.2	480,357
Total stockholders’ equity	5,240.5	15,457.4	18,831.8	21,039.4	20,953.2	480,357
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

Fiscal Year Ended
March 31	Period End	Average	High	Low
2001	46.85	45.88	46.90	43.70
2002	48.83	47.80	48.83	46.88
2003	47.53	48.43	49.07	47.53
2004	43.40	45.96	47.46	43.40
2005	43.62	44.86	46.45	43.27
     The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
February 2005	43.73	43.28
March 2005	43.70	43.44
April 2005	43.72	43.48
May 2005	43.62	43.21
June 2005	43.71	43.44
July 2005	43.59	43.05
     On August 8, 2005, the noon buying rate in the city of New York was Rs.43.44 per U.S. dollar.
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
RISKS RELATING TO OUR COMPANY AND OUR BUSINESS
If our research and development efforts do not succeed, this may restrict our introduction of new products, which is critical to our business.
     Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional products in Active Pharmaceutical Ingredients and Intermediates, Generics and Formulations, Specialty and Drug Discovery businesses. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products.
     To develop our products pipeline, we commit substantial efforts, funds and other resources to research and development, both through our own dedicated resources and our collaborations with third parties. Our ongoing investments in new product launches and research and development for future products could result in higher costs without a proportionate increase in revenues. Our overall profitability depends on our ability to continue developing commercially successful products.
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
     Our products face intense competition from products commercialized or under development, by competitors in all our business segments based in India and overseas. Many of our competitors have greater financial resources and marketing capabilities than we do. Some of our competitors, especially multinational pharmaceutical companies, have greater experience than we do in clinical testing and human clinical trials of pharmaceutical products and in obtaining regulatory approvals. Our competitors may succeed in developing technologies and products that are more effective, more popular or cheaper than any we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which would harm our business and financial results. We believe some of our competitors have broader product ranges, stronger sales forces and better segment positioning than us, which enables them to compete effectively.
     Selling prices of active pharmaceutical ingredients and generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity provided under the Hatch-Waxman Act of 1984, as amended, our sales and profit can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product or the launch of an authorized generic. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals.

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
     Our research and development activities are heavily regulated. If we fail to comply fully with applicable regulations, then there could be a delay in the submission or approval of potential new products for marketing approval. In addition, the submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Each authority may impose its own requirements and/or delay or refuse to grant approval, even when a product has already been approved in another country. In the U.S., as well as many of our international markets, the approval process for a new product is complex, lengthy and expensive. The time taken to obtain approval varies by country but generally takes from six months to several years from the date of application. This registration process increases the cost to us of developing new products and increases the risk that we will not succeed in selling them successfully.
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
     Governments throughout the world heavily regulate the marketing of our products. Most countries also place restrictions on the manner and scope of permissible marketing to physicians and to other health care professionals. The effect of such regulations may be to limit the amount of revenue that we may be able to derive from a particular product. In addition, if we fail to comply fully with such regulations, then civil or criminal actions could be brought against us. In addition to normal price competition in the market place, the prices of our pharmaceutical products are restricted by price controls imposed by governments and health care providers in several countries. Price controls operate differently in different countries and can cause wide variations in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues we earn from our products.
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
If we are unable to patent new products and processes, unable to protect our intellectual property rights or proprietary information, or if we infringe on the patents of others, our business may be adversely impacted.
     Our overall profitability depends, among other things, on our ability to continuously and timely introduce new generic as well as innovative products. Our success will depend, in part, on our ability in the future to obtain patents, protect trade secrets, intellectual property rights and other proprietary information and operate without infringing on the proprietary rights of others. Our competitors may have filed patent applications, or hold issued patents, relating to products or processes that compete with those we are developing, or their patents may impair our ability to successfully develop and commercialize new products.
     Our success with our innovative products depends, in part, on our ability to protect our current and future innovative products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have been issued patents covering our innovative products and processes and have filed, and expect to continue to file, patent applications seeking to protect our newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.
     We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements will be breached and we will not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or we may not be able to maintain the confidentiality of information relating to such products.
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
     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 amended the Hatch-Waxman Act and provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is triggered by the commercial marketing of the product. However, the Medicare Prescription Drug Act also contains forfeiture provisions, which, if met, will deprive the first Paragraph IV filer under section 505(j) of the Hatch-Waxman Act of exclusivity. As a result, under certain circumstances, we may not be able to exploit our 180-day exclusivity period since it may be forfeited prior to our being able to market the product.
     In addition, legal and administrative battles over triggering dates and shared exclusivities may also prevent us from fully utilizing the exclusivity periods.
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
     We market our products in 86 countries. Our products are marketed in most of these countries through our subsidiaries as well as joint ventures. As we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.
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
     Market prices for the securities of Indian pharmaceutical companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the following can have an adverse effect on the market price of our ADSs and equity shares:
°	general market conditions,

°	speculative trading in our shares and ADSs,

°	changes in the weight given to our shares in Stock Exchange, Mumbai (BSE) and National Stock Exchange (NSE) indices, and

°	developments relating to our peer companies in the pharmaceutical industry.
If the world economy is affected due to terrorism or wars, it may adversely affect our business and results of operations.
     Several areas of the world have experienced terrorist acts and retaliatory operations recently. If the overall economy of the world is affected by such acts, our business and results of operations may be adversely affected as a consequence.
If we have difficulty in identifying acquisition candidates, obtaining satisfactory acquisition financing or integrating companies that we merge with or acquire, our business may be harmed.
     We may acquire or make strategic investments in complementary businesses or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.
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
     Our full time directors together with members of their immediate families, in the aggregate, beneficially own 26.3% of our issued shares. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of your ADSs may be adversely affected or you might be deprived of a potential opportunity to sell your ADSs at a premium.
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
     In some of our key business operations, such as the manufacture, formulation and packaging of products, we rely on third parties for the timely supply of specified raw materials, equipment, contract manufacturing, formulation or packaging services and maintenance services. Although we actively manage these third party relationships to ensure continuity of supplies on time and to our required specifications, some events beyond our control could result in the complete or partial failure of supplies or in supplies not being delivered on time. Any such failure could adversely affect our results of business and results of operations.
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
     New or revised accounting standards and rules promulgated from time to time by United States or Indian accounting standard boards may significantly affect our reported results of operations. Any change in accounting standards may affect our reported results of operation. The preparation of financial statements in accordance with U.S.GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations.
If we were to experience a supply interruption, we might be unable to meet the active pharmaceutical ingredients needs of our generics and formulations segments, and our needs might conflict with those of our active pharmaceutical ingredients customers.
     Many of the active pharmaceutical ingredients and formulations that we manufacture, distribute and sell are dependent on highly specialized raw materials. In the event that we experience a shortage in our supply of raw materials, we might be unable to fulfill all of the active pharmaceutical ingredients needs of our generics and formulations segments, which could result in a loss of production capacity for these segments. In addition, this could result in a conflict between the active pharmaceutical ingredients needs of our generics and formulations segments and the needs of customers of our active pharmaceutical ingredients segment, some of whom are also our competitors in the formulations segment. In either case, we could potentially lose business from adversely affected customers and, we could be subjected to lawsuits.
Compliance with new and changing corporate governance and public disclosure requirements diverts management time and attention from revenue-generating activities to compliance activities, which may adversely affect our business.

     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. The new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.
Employees are vital for the continuous growth of our business
     The single greatest advantage of any company is its people. Their skills and intellect are critical to the successful achievement of our business goals and objectives. If we are unable to retain our key personnel, it may adversely affect our business operations.
RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES
          We are an Indian company and a substantial part of our operations are conducted, and most of our assets are located, in India. In addition, approximately 34.4% of our total revenues for fiscal 2005 were derived from sales in India. As a result, the following additional risk factors apply.
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
     The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Any significant change in its economic policies could have a significant effect on private-sector entities, including us, and on market conditions and prices of Indian securities, including our shares and our ADSs. India’s trade relationships with other countries can also influence Indian economic conditions, which in turn can affect our business.
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
     According to the monthly report for April 2005 released by the Indian Ministry of Finance, the annual inflation rate in India, as measured by the benchmark wholesale price index (Base 1993-94=100), was6.7% in fiscal 2005 as compared with 5.5% in fiscal 2004 The rate of inflation may continue to rise. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.
If environmental conditions in India including drought, floods and earthquakes, affect our main facilities, our revenues could decline.
     Our main facilities are situated around Hyderabad, in India. This region has experienced earthquakes, floods and droughts in the past and has experienced droughts in recent years In the event of a drought so serious that the drinking water in the region is limited, the government could cut the supply of water to all industries including our facilities and this would adversely affect our production operations and reduce our revenues. Even if we take precautions to provide back-up support in the event that a natural disaster occurs in parts of India affecting our main facilities, environmental conditions may affect our facilities, harming production and ultimately our business.
Wage pressures in India may increase our costs and reduce our profit margins.
     Wage costs in India have historically been significantly lower than wage costs in developed countries and have been one of our competitive strengths. However, wage increases in India may increase our costs, reduce our profit margins and adversely affect our business and results of operations.
Indian law imposes certain restrictions that limit a holder’s ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
     Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional approval from the Reserve Bank of India for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.
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
ITEM 4. INFORMATION ON OUR COMPANY
4.A. History and development of our company
     Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter, Dr. K. Anji Reddy as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 01-4507. Our registered office is situated at 7-1-27, Ameerpet, Hyderabad – 500 016, Andhra Pradesh, India and the telephone number of our registered office is +91-40-23731946. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 200 Somerset Corporate Boulevard (Bldg II), Bridgewater, New Jersey 08807.
     Key business developments:
     In April 2004, we acquired Trigenesis Therapeutics, Inc., a U.S. based privately owned dermatology company. This acquisition provided us with access to certain products and proprietary drug delivery technology platforms for developing a pipeline of differentiated specialty products in the dermatology prescription segment. The total consideration for this transaction was U.S.$11.0 million. In connection with this transaction, we assumed certain future milestone and royalty payment obligations of Trigenesis Therapeutics, Inc.
     In November 2004, Novo Nordisk decided to terminate further clinical development of balaglitazone (DRF 2593), which is an insulin sensitizer that acts as a partial Peroxisome Proliferator Activated Receptor (“PPAR”) gamma agonist and is an oral treatment for patients with type 2 diabetes. Novo Nordisk decided to terminate further clinical development of balaglitazone, as the preclinical results did not suggest a sufficient competitive advantage for balaglitazone compared to similar marketed products within this therapeutic category. We licensed this molecule to Novo Nordisk in 1997.
     Pursuant to an agreement entered into with Novartis Pharma AG (“Novartis”), we agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of this agreement, during fiscal 2002, we received Rs.235,550 (U.S.$5 million) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with our accounting policy proportionately upon the receipt of stated milestones. Under the terms of the agreement, Novartis had the rights for an additional dual acting insulin sensitiser compound (the “backup compound”). In June 2003, Novartis decided to discontinue further development of the primary compound licensed from us but continued its collaboration with us for the backup compound. The agreement with Novartis for the further development of the backup compound expired on May 30, 2004 and, accordingly, we recognized the amount of Rs.235.6 million as revenue during the three months ended June 30, 2004.
     In February 2005, we initiated Phase I clinical trials for our cardiovascular drug candidate RUS 3108. The clinical trials are being conducted in Belfast, Ireland and will explore the safety and pharmacokinetic profiles of this drug candidate in humans. This is the first time we are testing a drug in Europe. RUS 3108 is being developed for the treatment of atherosclerosis, the major cause of cardiovascular disorders such as heart attacks and stroke. Cardiovascular disease is a leading cause of death worldwide. To our knowledge, there are currently no drugs on the market that directly treat atherosclerosis.
     During fiscal 2005, we entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of generic drug products. The agreement gives I-VEN the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed in 2004-05 and 2005-06, subject to a maximum funding right of U.S.$56.0 million. The terms of the arrangement do not require us to repay the funds or purchase I-VEN’s interest in the event that we are not able to develop or commercialize one or more of the products subject to this agreement. However, upon successful commercialization of these products, we will be required to pay I-VEN a royalty on net sales for a period of 5 years from the date of commercialization of each product, which royalty rate is determined by the development, registration and legal costs that we actually incur to commercialize such product. The first tranche advanced by I-VEN of U.S.$22.5 million (Rs.985.4 million) was received on March 28, 2005. I-VEN has an option to further invest U.S.$33.5 million (Rs.1,465.5 million) by March 31, 2006. The amounts received from I-VEN will be recognized in the income statement as a credit to research and development expenses upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of U.S.$2.2 million (Rs.96.2 million) has been recognized in the current year representing the proportionate costs relating to the completion of specified ANDA filings.
     During fiscal 2005, we filed 13 ANDAs, including 6 Paragraph IVs. As of March 31, 2005, we had 45 ANDAs pending at the U.S. FDA. During fiscal 2005, we filed 9 Drug Master Files (“DMFs”) with the U.S. FDA. We also filed 306 dossiers in various international markets.
     On March 24, 2005, we completed the sale of our remaining 49% equity stake in Compact Electric Limited for Rs.82,000. We had previously sold 51% of our equity stake in this company in fiscal 2004.
     As of March 31, 2005, the capital work-in-progress was Rs.568.0 million, primarily in India. Our capital work-in-progress is financed entirely through internally generated funds. We are in the process of expanding our existing formulations and active pharmaceutical ingredients and intermediates (“API”) facilities. We are in the process of establishing new facilities in our formulations and critical care businesses. Expenditures related to specific assets incurred during the project implementation period are carried as “capital work-in-progress”. These will be transferred to specific assets as and when these assets are available for use.

     During fiscal 2004 and fiscal 2005, no third party made any public takeover offers in respect of our shares and we did not make any public offers to takeover any other company.
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
     Our revenues for fiscal 2005 were Rs.19,471.9 million (U.S.$446.4 million). We derived 34.4% of these revenues from sales in India, 22.3% from the United States and Canada (“North America”), 14.3% from Russia and other countries of the former Soviet Union, 14.7% from Europe and 14.3% from other countries. Our net income for fiscal 2005 was Rs.211.2 million (U.S.$4.8 million).
OUR STRATEGY
     Our vision is to build a discovery-led global pharmaceutical company, with a strong pipeline of generics as well as innovative products. Our core businesses of active pharmaceutical ingredients and intermediates and formulations are well established with a track record of growth and profitability. In our generics business, we are building a pipeline of products that will help us drive growth in the medium-term. In addition, we are focusing our investments on innovation led businesses, including specialty pharmaceuticals and drug discovery. These businesses, while being investment intensive and with long lead times, have the potential to provide significant growth as well as sustained revenues and profitability for much longer periods due to patent protected franchises. As a result, we believe that over the next few years, our fully established core businesses will fund the growth of our generics business and the establishment of our innovation businesses.
OUR PRINCIPAL AREAS OF OPERATIONS
     The following table shows our revenues and percentage of total revenues of our formulations, active pharmaceutical ingredients and intermediates, generics, critical care and biotechnology and drug discovery segments for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
Segment	2003		2004		2005
	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.6,860.4	38.0%	Rs.7,507.5	37.4%	Rs.7,822.9	40.2%	U.S.$179,342.3
Active pharmaceutical
ingredients and intermediates	6,340.7	35.1	7,628.5	38.0	6,944.5	35.7	159,205.1
Generics	4,284.2	23.7	4,337.5	21.6	3,577.4	18.4	82,013.3
Critical care and biotechnology	428.2	2.4	411.0	2.0	527.1	2.7	12,084.1
Drug discovery	—	—	—	—	288.4	1.4	6,611.2
Other	156.3	0.8	196.7	1.0	311.6	1.6	7,143.0

Total revenues	Rs.18,069.8	100.0%	Rs.20,081.2	100.0%	Rs.19,471.9	100.0%	U.S.$446,399.0

Formulations Segment
     Formulations, also referred to as branded finished dosages, are finished pharmaceutical products ready for consumption by the patient. Branded means we package the formulations for sale under our brand name. We sell branded formulations in India and other emerging markets. Formulations accounted for 40.2% of our revenues in fiscal 2005.
     We export our branded formulations to over 36 countries worldwide. Our major markets in this segment are India, Russia and other countries of the former Soviet Union, Central Eastern Europe, Southeast Asian countries and Latin America. We have also expanded our presence in emerging markets, such as Romania, Albania, South Africa, Peru and in the Middle East region. We have progressively increased the number of countries in which we market our formulations by registering our products in various markets around the world. During fiscal 2005, we filed 306 new product dossiers in various countries around the world. Between March 31, 2005 and June 30, 2005, we filed an additional 159 new product dossiers in various countries around the world.
     The following table sets forth formulations revenues by geographic area for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
	2003			2004			2005
Country	Revenues		% Total(1)	Revenues		% Total(1)	Revenues				% Total(1)
	(in millions)			(in millions)			(in millions)
India	Rs.	4,303.2	62.7%	Rs.	4,729.3	63.0%	Rs.	4,360.2	U.S.$	100.0	55.7%
Russia		1,660.8	24.2		1,781.8	23.7		2,107.2		48.3	26.9
Ukraine		157.1	2.3		184.2	2.5		257.8		5.9	3.3
Kazakhstan		145.5	2.1		154.5	2.1		183.7		4.2	2.3
Belarus		106.8	1.6		100.2	1.3		140.1		3.2	1.8
Romania		55.8	0.8		82.0	1.1		102.6		2.4	1.3
Venezuela		63.0	0.9		70.4	0.9		96.0		2.2	1.2
Vietnam		62.4	0.9		56.7	0.8		73.5		1.7	0.9
Myanmar		45.6	0.7		47.6	0.6		68.1		1.6	0.9
Sri Lanka		49.7	0.7		62.3	0.8		67.0		1.5	0.9
Others		210.5	3.1		238.5	3.2		366.6		8.4	4.7

Total	Rs.	6,860.4	100.0%	Rs.	7,507.5	100.0%	Rs.	7,822.9	U.S.$	179.3	100.0%

(1)	Refers to our revenues from formulations sales in the applicable country expressed as a percentage of our total revenues from formulations sales throughout the world.
Emerging markets — India and Russia
     India. Our revenues from sales of formulations in India were 55.7% of our total formulations sales in fiscal 2005. In India, our formulations business focuses mainly on the therapeutic categories of cardiovascular, diabetes management, gastro-intestinal and pain management. As of March 31, 2005, we had a total of 117 brands. Our top ten brands together accounted for 50.7% of our formulations revenues in India in fiscal 2005. Our sales of formulations in India declined 7.8% in fiscal 2005 as compared to the industry average growth of 4.2% according to Operations Research Group International Medical Statistics (“ORG IMS”), a market research firm, in its March Moving Annual Total report for the 12-month period ending March 2005. This decline was primarily due to the slowdown in the growth of our key brands as well as inventory reduction by stockists, retailers and other trade channels due to uncertainty relating to the implementation of the new value added tax system in India. According to ORG IMS, as of March 2005, we had 32 brands that were ranked either first or second in terms of sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”) report for the period November 2004 to February 2005, which measures doctors’ prescriptions, we were the seventh most prescribed company in India.
     New product launches during fiscal 2005 accounted for 5.8% of our revenues from sales of formulations in India. Key product launches included Retoz, our brand of etoricoxib, and Dutas, our brand of dutasteride. According to the ORG IMS March Moving Annual Total report for the 12 month period ended March 2005, we are ranked fourth among Indian pharmaceutical companies in terms of the revenues derived from new product sales launched in the previous 24 months.

     The following table provides a summary of our sales in India in our therapeutic categories for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
	2003			2004			2005
	Number			Number			Number
Therapeutic	of our			of our			of our
Category (1)	Products	Revenues	% (2)	Products	Revenues	% (2)	Products(3)	Revenues		% (2)
		(in millions)			(in millions)			(in millions)
Cardiovascular	33	Rs.768.8	17.9%	35	Rs.928.3	19.6%	35	Rs.937.6	U.S.$21.5	21.5%
Gastro-intestinal	43	846.2	19.7	36	1,015.0	21.5	38	902.0	20.7	20.7
Pain management	32	823.3	19.1	36	783.6	16.6	19	713.7	16.4	16.4
Anti-infectives	39	433.5	10.1	30	439.1	9.3	19	324.1	7.4	7.4
Diabetes Management	17	274.8	6.4	23	301.1	6.4	21	297.9	6.8	6.8
Neutraceuticals	21	371.7	8.6	20	301.3	6.4	16	243.9	5.6	5.6
Dermatology	19	156.9	3.6	19	206.1	4.4	16	206.5	4.7	4.7
Respiratory	23	207.9	4.8	19	206.6	4.4	14	177.5	4.1	4.1
Dental	20	131.4	3.1	23	173.2	3.7	22	177.3	4.1	4.1
Urology	9	83.5	1.9	10	96.6	2.0	17	131.5	3.0	3.0
Gynecology	8	55.6	1.3	10	116.0	2.5	7	110.9	2.5	2.5
Others	21	149.7	3.5	14	162.4	3.4	10	137.3	3.1	3.1

Total	285	Rs.4303.2	100.0%	275	Rs.4,729.3	100.0%	234	Rs.4,360.2	U.S.$100.0	100.0%

(1)	The categorization into therapeutic segments is based on current marketing practice and focuses on therapies.

(2)	Refers to the therapeutic category’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

(3)	Products of the same strength sold in different packs have been re-grouped as one product in fiscal 2005.
     The following tables summarize the position of our top 10 brands in the Indian market for fiscal 2003, 2004 and 2005 respectively:

	Therapeutic	Therapeutic Sub-	Fiscal Year Ended				%
Brand	Category	category	March 31, 2005				Total(1)(3)
			(in millions)
Nise	Pain management	Non-steroidal anti-inflammatory	Rs.	537.9	U.S.$	12.3	12.3%
Omez	Gastro-intestinal	Anti-ulcerant		528.1		12.1	12.1
Stamlo	Cardiovascular	Anti-hypertensive		298.2		6.8	6.8
Stamlo Beta	Cardiovascular	Anti-hypertensive		186.7		4.3	4.3
Enam	Cardiovascular	Anti-hypertensive		162.1		3.7	3.7
Atocor	Cardiovascular	Lipid lowering agent		115.8		2.7	2.7
Clamp	Anti-infectives	Anti-infectives		100.6		2.3	2.3
Mintop	Dermatology	Alopecia		98.4		2.3	2.3
Ciprolet	Anti-infectives	Anti-bacterial		96.3		2.2	2.2
Reclide	Diabetes Management	Sulphonylurea		85.5		2.0	2.0

Total			Rs.	2,209.5	U.S.$	50.7	50.7%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

	Rank of our Brand	Market Share of		Fiscal Year Ended March 31,
	Within Product	Our Brand Within	Brand
Brand	Category (1)	Product Category (1)	Growth %(2)	2004	2003
				(in millions)
Nise	1	23.2%	(4.3%)	Rs.655.6	Rs.654.5
Omez	1	42.5	2.2	622.6	467.4
Stamlo	1	24.0	6.5	293.2	253.8
Stamlo Beta	2	15.2	3.1	187.7	154.2
Enam	2	25.8	0.7	163.9	144.5
Atocor	3	8.7	19.7	100.6	56.2
Clamp	4	11.7	13.5	106.5	83.5
Mintop	1	91.0	4.6	99.1	76.8
Ciprolet	7	3.6	30.6	134.9	169.2
Reclide	3	17.4	(5.5)	90.1	85.1

Total				Rs.2,454.2	Rs.2,145.2

(1)	Therapeutic sub-categories are the specific groups within each therapeutic category and product categories are the compound groups within each therapeutic sub-category. Source: Operations Research Group March 2005.

(2)	Revenue growth determined based on retail sales over the corresponding 12-month period for the previous year. Source: Operations Research Group March 2005.
     Russia. Russia is our largest export market in this segment and our sales of formulations in this market accounted for 26.9% of our revenues in the formulations segment in fiscal 2005. Pharmexpert, a market research firm, ranked us number 16 in sales in Russia in fiscal 2005 in its December 2004 report. Pharmexpert also reported that our market share of sales in Russia has increased from 1.26% in calendar 2003 to 1.31% in calendar 2004.
     The following table provides a summary of our revenues in Russia by therapeutic category for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
	2003			2004
Therapeutic	Number of		%	Number of		%
Category	Products	Revenues	Total(1)	Products	Revenues	Total(1)
		(in millions)
Pain Management	9	Rs.268.9	16.2%	9	Rs.477.4	26.8%
Anti-Infectives	7	398.6	24.0	7	435.4	24.4
Gastro-Intestinal	2	355.0	21.3	2	400.2	22.5
Cardiovascular	4	331.7	20.0	4	338.2	19.0
Dermatology	2	101.4	6.1	2	92.7	5.2
Others	10	205.2	12.4	8	38.0	2.1

Total	34	Rs.1,660.8	100.0%	32	Rs.1,781.8	100.0%

	Fiscal Year Ended March 31, 2005
Therapeutic	Number of				%
Category	Products	Revenues			Total(1)
		(in millions)
Pain Management	9	Rs.660.3	U.S.$	15.1	31.3%
Anti-Infectives	7	505.1		11.6	24.0
Gastro-Intestinal	2	493.0		11.3	23.4
Cardiovascular	4	306.2		7.0	14.5
Dermatology	2	96.4		2.2	4.6
Others	9	46.2		1.1	2.2

Total	33	Rs.2,107.2	U.S.$	48.3	100.0%

(1)	Refers to the therapeutic category’s revenues from sales in Russia expressed as a percentage of our total revenues from sales in all of our therapeutic categories in Russia.

     The following table provides a summary of our principal products in the Russian market for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
		2003		2004		2005
Brand	Therapeutic Category	Revenues	%Total(1)	Revenues	%Total(1)	Revenues			%Total(1)
		(in millions)		(in millions)		(in millions)
Omez	Gastro-intestinal	Rs.352.2	21.2%	Rs.394.6	22.1%	Rs.488.7	U.S.$	11.2	24.0%
Ciprolet	Anti-infectives	336.4	20.2	385.0	21.6	450.2		10.3	22.1
Ketorol	Pain management	166.4	10.0	263.1	14.8	339.3		7.8	16.7
Enam	Cardiovascular	354.2	21.3	338.2	19.0	306.2		7.0	15.1

Total		Rs.1,209.2	72.7%	Rs.1,380.9	77.5%	Rs.1,584.5	U.S.$	36.3	75.2%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all formulation sales in Russia.
     Our top four brands, Omez, Ciprolet, Ketorol and Enam, accounted for 75.2% of our formulation revenues in Russia in fiscal 2005. Omez, our anti-ulcerant product and Ciprolet, our product in the anti-infective segment, are ranked as the 26th and 42nd best selling formulation brands, respectively, in the Russian market according to the Pharmexpert December 2004 report. Nise has entered Pharmexpert’s top 100 rankings ranked at number 98 and has become the top selling non steroidal anti-inflammatory drug on the Russian pharmaceutical market for the year ended December 2004, according to the Pharmexpert December 2004 report.
     Growth during the year was driven by marketing initiatives such as targeting the hospital segment, greater penetration in the key cities of Moscow and St. Petersburg and marketing campaigns for key products
     Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, anti-infectives and cardiovascular. Our focus is on building brand leaders in these therapeutic segments. Omez, Ciprolet, Enam and Nise continued to be brand leaders in their respective categories, as reported by the Pharmexpert December 2004 report.
     Other Emerging Markets. We have operations in former Soviet Union countries other than Russia, including Ukraine, Kazakhstan and Belarus. We also have operations in other emerging markets, such as Venezuela, Vietnam, Sri Lanka, Romania and Myanmar. Our export of formulations to these countries accounted for 12.6% of the revenues in our formulations segment in fiscal 2005.
     We are also focusing on expanding our presence in China. In China, we market through our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP”). As of March 31, 2005, we held a 51.2% equity interest in KRRP. We currently market eight products through KRRP in China and have six products pending registration. During fiscal 2005, KRRP sold one product license and also obtained approval for three new product licenses. The products made through these new product licenses had not yet launched as of March 31, 2005.
Sales, marketing and distribution network
     India. We generate demand for our products by promoting them to doctors who prescribe them, and meeting with pharmacists to see that the pharmacists stock our brands. Our focus on brand building is, therefore, primarily driven through efforts to build relationships with the medical community. While we do not sell directly to doctors or pharmacists, our approximately 1,360 field personnel frequently visit doctors and pharmacists throughout the country to promote our products. In addition, we sponsor medical conferences in different parts of the country and conduct seminars for doctors.
     We sell our formulations primarily through clearing and forwarding agents to approximately 2,000 stockists who decide which brands to buy based on demand. The stockists pay for our products pursuant to an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the stockists and ensuring that the stockists maintain adequate supplies of our products. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.
     Russia. In Russia, we sell directly to some of the principal national distributors. We also distribute our products through our wholly owned subsidiary located in Russia, OOO Dr. Reddy’s Laboratories Limited, Russia. Our sales and marketing efforts are driven by a team of 100 marketing representatives, 11 regional managers, 4 zone managers and 8 key account managers to promote our products to doctors in 48 cities in Russia.

     In the Russian market, credit is generally extended only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies and are reviewed on a periodic basis.
     Other Emerging Markets. In other emerging markets, our key focus markets are China, Kazakhstan, Uzbekistan, Ukraine Belarus, Vietnam, Romania and Sri Lanka where we have our own sales personnel to promote our products. In China, where we market through KRRP, we have 94 marketing representatives covering hospitals. In several of these emerging markets, we market and distribute through local agents. We also have representative offices in several of these countries.
Manufacturing
     We have four facilities for the manufacture of formulation products, all of which are situated in India. We also use third-party manufacturing facilities. The main difference between active pharmaceutical ingredients as compared to formulations and generics is the form in which they are produced and the way they are packaged. Active pharmaceutical ingredients are manufactured and distributed in bulk. In formulations and generics, these bulk ingredients are converted into finished dosages by adding other ingredients, called excipients, and packaged into individual doses that are ready for consumption by the patient. In fiscal 2005, our active pharmaceutical ingredients operations provided 48.0% of the active pharmaceutical ingredients and intermediates requirements of our formulations business, with the balance coming from various other suppliers.
     Our manufacture of formulations is subject to strict quality and contamination controls throughout the manufacturing process. Each production line consists of a series of rooms through which the product passes at different stages of its conversion to a finished dosage. In our facilities, we manufacture formulations in various dosage forms including tablets, capsules, injections and liquids. These dosage forms are then packaged and quarantined to be tested for quality and contamination. The Ministries of Health of Sudan, Brazil, Latvia and Romania have inspected some of our manufacturing plants. One of our facilities also has the approval of the U.K. Medicines and Health Care Products Regulatory Agency (“MHRA”). During fiscal 2005, we initiated the construction of a new facility at Baddi in the state of Himachal Pradesh, India to take advantage of certain financial benefits, which include exemption from income tax and excise duty for a specified period, offered by the government of India to encourage industrial growth in the state of Himachal Pradesh.
Competition
     We compete with different companies in different countries, depending upon therapeutic and product categories, and within each category upon dosage strengths and drug delivery. On the basis of sales, we are the seventh largest pharmaceutical seller in India, with a market share of 2.4% according to the ORG IMS March Moving Annual Total report for the 12 month period ending March 2005. Of the top ten participants in the Indian formulations market, three are multinational corporations and the rest are Indian corporations.
     The business opportunities in India are on the rise and the Indian pharmaceutical business environment underwent considerable changes in fiscal 2005. Some of the most significant changes in the industry are as follows:
▪	Introduction of the product patent regime, effective as of January 1, 2005;

▪	Implementation of the Value Added Tax (“VAT”) system, effective as of April 1, 2005;

▪	Introduction of the Maximum Retail Price (“MRP”)-based excise duty structure for the pharmaceutical industry;

▪	Higher investments by Indian companies in research and development, as well as an increase in the number of new product launches by Indian companies; and

▪	Improvement in sales of multinational corporations and increasing interest of global multinationals in India.
     Our formulation segment’s principal competitors in the Indian market are Cipla Limited, Glaxo SmithKline Pharmaceuticals Limited, Ranbaxy Laboratories Limited, Nicholas Piramal India Limited, Sun Pharmaceuticals Industries Limited and Zydus-Cadila.
     In our export markets, we compete with local companies, multinational corporations and players from other emerging markets. In Russia and in most of our export markets, we believe our products occupy a niche position between the less expensive local products and the more expensive products of the multinational corporations.

Government regulations
     All pharmaceutical companies that manufacture and market products in India are subject to various national and state laws and regulations, which principally include the Drugs and Cosmetics Act, 1940, the Drugs (Prices Control) Order, 1995 (DPCO), various environmental laws, labor laws and other government statutes and regulations. These regulations govern the testing, manufacturing, packaging, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.
     In India, manufacturing licenses for drugs and pharmaceuticals are generally issued by state drug authorities. Under the Drugs and Cosmetics Act, 1940, the state drug administrations are empowered to issue manufacturing licenses for drugs if they are approved for marketing in India by the Drug Controller General of India (“DCGI”). Prior to granting licenses for any new drugs or combinations of new drugs, DCGI clearance has to be obtained in accordance with the Drugs and Cosmetics Act, 1940.
     Pursuant to the amendments in May 2005 to the Schedule Y of the Drugs and Cosmetics Act, 1940, manufacturers of finished dosages are required to submit additional technical data to the DCGI in order to obtain a no-objection certificate for conducting clinical trials as well as to manufacture new drugs for marketing.
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
     On March 22, 2005, the government of India passed the Patents (Amendment) Bill 2005 (the “Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by other than the patent holder and its assignees and licensees. This will result in a reduction of the new product introductions in India, as well as other countries where a similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the Amendment, so no additional impact is anticipated from patenting of such processes.

Active Pharmaceutical Ingredients and Intermediates (“API”) Segment
     Our active pharmaceutical ingredients and intermediates business contributed 35.7% of our total revenues for fiscal 2005. Active pharmaceutical ingredients are the principal ingredients for finished dosages and are also known as bulk actives or bulk drugs. Active pharmaceutical ingredients become formulations when the dosage is prepared for human consumption in the form of a tablet, capsule or liquid using additional inactive ingredients. Intermediates are the compounds from which active pharmaceutical ingredients are prepared. We produce and market more than 100 different active pharmaceutical ingredients and intermediates in several markets. We export active pharmaceutical ingredients to emerging as well as developed markets covering over 70 countries. Our principal markets in this business segment include North America and Europe, which together contributed 42.3% of the segment’s revenues. Our active pharmaceutical ingredients business is run independently from our formulations and generics businesses and, in addition to supplying API to the formulations and generics businesses, we sell products to third parties for use in creating generic products. Our active pharmaceutical ingredients business also supports our custom pharmaceutical services business by way of manufacture of required API. The research and development group within the active pharmaceutical ingredients and intermediates division contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 15-20 new products every year.
     The following table sets forth active pharmaceutical ingredients and intermediates revenues by geographic area for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
	2003			2004			2005
	Revenues		% Total (1)	Revenues		% Total(1)	Revenues			% Total(1)
	(in millions)			(in millions)			(in millions)
Emerging markets
India	Rs.	1,749.1	27.6%	Rs.	2,115.1	27.7%	Rs.	1,972.1	U.S.$45.2	28.4%
Bangladesh		88.6	1.4		94.1	1.2		127.4	2.9	1.8
Other countries		1,582.6	24.9		1,847.5	24.3		1,841.8	42.2	26.5

Total emerging markets		3,420.3	53.9		4,056.7	53.2		3,941.3	90.4	56.8

Developed markets
North America		2,397.7	37.8		1,902.9	24.9%		1,849.0	42.4	26.6
Europe		465.9	7.4		1,626.9	21.3		1,091.1	25.0	15.7
Japan		56.8	0.9		42.0	0.6		63.1	1.4	0.9

Total developed markets		2,920.4	46.1		3,571.8	46.8		3,003.2	68.8	43.2%

Total	Rs.	6,340.7	100.0%	Rs.	7,628.5	100.0%	Rs.	6,944.5	U.S.$159.2	100.0%

(1)	Refers to our revenues from API sales in the applicable country expressed as a percentage of our total revenues from API sales throughout the world.

     The following table sets forth the sales of our key active pharmaceutical ingredients and intermediates for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
			2003		2004			2005
	Therapeutic	Therapeutic
Product	Category	Sub-category	Revenues	%Total (1)	Revenues		%Total(1)	Revenues				%Total(1)
			(in millions)		(in millions)			(in millions)
Ramipril	Cardiovascular	Anti-hypertensive	Rs.53.1	0.80%	Rs.	1,314.2	17.20%	Rs.	783.4	U.S.$	18.0	11.3%
Ranitidine HCL	Gastro-intestinal	Anti-ulcerant	697.3	11.0		711.4	9.3		734.3		16.8	10.6
Ciprofloxacin HCL	Anti-infective	Anti-bacterial	773.2	12.2		959.8	12.6		619.1		14.2	8.9
Naproxen sodium	Pain management	Anti-inflammatory	400.8	6.3		437.3	5.7		470.0		10.8	6.8
Ibuprofen	Pain management	Analgesic	455.8	7.2		394.6	5.2		460.5		10.6	6.6
Atorvastatin	Cardiovascular	Lipid-lowering agent	88.3	1.4		211.2	2.8		252.5		5.8	3.6
Naproxen	Pain management	Anti-inflammatory	160.1	2.5		233.8	3.1		229.6		5.3	3.3
Nizatidine	Gastro-intestinal	Anti-ulcerant	658.7	10.4		159.6	2.1		216.8		5.0	3.1
Terbinafine HCL	Anti-infective	Anti-fungal	94.0	1.5		124.9	1.6		194.5		4.5	2.8
Losartan potassium	Cardiovascular	Anti-hypertensive	125.5	2.0		214.2	2.8		180.5		4.1	2.6
Dextromethorphan	Respiratory	Anti-allergic	190.4	3.0		182.8	2.4		165.8		3.8	2.4
Sertraline HCL	Cardiovascular	Anti-hypertensive	143.1	2.3		178.4	2.3		138.2		3.2	2.0
Sparfloxacin	Anti-infective	Anti-bacterial	175.8	2.8		197.1	2.6		117.5		2.7	1.7
Doxazosin mesylate	Cardiovascular	Anti-hypertensive	181.4	2.9		117.9	1.5		111.6		2.6	1.6
Amlodipine maleate	Cardiovascular	Calcium channel blockers	12.4	0.2		13.4	0.2		105.4		2.4	1.5

(1)	Refers to our revenues from key API sales expressed as a percentage of our total API revenues.
Sales, Marketing and Distribution
     Emerging Markets. India is the single largest market in this region, contributing 28.4% to the segment’s revenues in fiscal 2005. In India, we market our active pharmaceutical ingredients to Indian and multinational companies who are also our competitors in the formulations segment.
     In India, our top six products are ciprofloxacin, ranitidine, losartan potassium, ibuprofen, atorvastatin and sparfloxacin. The market in India is highly competitive with severe pricing pressure and competition from cheaper Chinese imports in several products.
     In India, our sales team works closely with our sales agents to market our products. We market our products through these sales agents, commonly referred to as “indenting agents,” with a focus on regional sales and marketing. The sales are made directly from the factory and to a limited extent through clearing and forwarding agents. Distribution through clearing and forwarding agents is done to give better service to the customer.
     Our sales to other emerging markets were at Rs.1,941.6 million for fiscal 2005. Our key emerging markets include South Korea, China, Taiwan, Argentina, Brazil, Mexico, Turkey, Egypt, Saudi Arabia, South Africa and Kenya. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our strategy is to build relationships with top customers in each of these markets and partner with them in product launches by providing timely technical and analytical support.
     Developed Markets. Our principal markets are North America and Europe. In the United States and Europe, over the next five years, a large number of products are expected to lose patent protection, providing growth opportunities for our active pharmaceutical ingredients business. We have been marketing APIs in the United States for over a decade. We market through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products.
     As of June 30, 2005, we had 77 DMFs on file in the United States. As of June 30, 2005, we had filed 39 DMFs in Europe and had 14 certificates of suitability granted by European authorities. For most of these, we are either already supplying commercial quantities or development quantities to various generic formulators.
Manufacturing and Raw Materials

     We have seven facilities for the manufacture of our APIs. These facilities have been inspected by the U.S. FDA and follow cGMP. All of these facilities are situated in the state of Andhra Pradesh, India. Each of these facilities has ISO 9000 certification. With over 500 reactors of different sizes offering 1.8 million litres of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. Where possible, we have also entered into annual quantity and price contracts to reduce possible supply risks and minimize costs. Our formulations and generics businesses source approximately 48.0% and 69.6% respectively, of their API purchases from our API segment. We also outsource the manufacturing of some of our APIs to third-party manufacturers. The API segment also sources several APIs from third party suppliers for the emerging markets to optimally utilize the in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During fiscal 2005, 11.3% of our total revenues resulted from sale of APIs procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.
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
     During fiscal 2005, the competitive environment for the API industry underwent significant changes. These changes included increased competition from companies based in India and China and increasing trends of consolidation in the global generic industry, with some of the key generics companies beginning to strengthen their in-house API development capabilities.
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
     On March 22, 2005, the government of India passed the Patents (Amendment) Bill 2005 (the “Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by other than the patent holder and its assignees and licensees. This will result in a reduction of the new product introductions in India, as well as other countries where a similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the Amendment, so no additional impact is anticipated from patenting of such processes.

     We submit a DMF for active pharmaceutical ingredients to be commercialized in the United States. Any drug product for which an Abbreviated New Drug Application (“ANDA”) is being filed must have a DMF in place with respect to a particular supplier supplying the underlying active pharmaceutical ingredient. The manufacturing facilities are inspected by the U.S. FDA to assess cGMP compliance. The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet U.S. FDA standards before products may be exported to the United States. Six of our manufacturing facilities have been inspected by the U.S. FDA and found “Acceptable”. For European markets, we submit a European DMF and, where applicable, obtain a certificate of suitability from the European Directorate for the Quality of Medicines.
Generics Segment
     Generic drugs are the chemical and therapeutic equivalents of reference brand drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. These drugs are required to meet governmental standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale in any given country.
     Our generics operations started in the second half of fiscal 2001. Our generic products are marketed principally in North America and Europe.
     This segment accounted for 18.4% of our total revenues for fiscal 2005, contributing Rs.3,577.4 million. Revenues from sales of fluoxetine capsules in North America accounted for 26.0% of our total revenues in this segment in fiscal 2005. Significant product launches in fiscal 2005 included citalopram HBr tablets and ciprofloxacin tablets in the U.S. and pravastatin tablets in the U.K.
     In fiscal 2005, revenues from this segment from sales in Europe were Rs.1,339.6 million, Rs.2,230.1 million from sales in North America and Rs.7.7 million from sales in the rest of the world.
     The following table sets forth the sales of our principal generics finished dosages for fiscal 2003, 2004 and 2005 respectively:

			Fiscal Year Ended March 31,
			2003			2004			2005
			Revenues			Revenues			Revenues		Revenues
		Therapeutic	(in		%	(in		%	(in		(in		%
Region / Product	Therapeutic Category	Sub-Category	millions)		Total(1)	millions)		Total(1)	millions)		million)		Total(1)
North America
Fluoxetine capsules	Central nervous system	Anti-psychotic	Rs.	2,007.4	46.9%	Rs.	1,898.4	43.8%	Rs.	928.5	U.S.$	21.3	26.0%
Tizanidine tablets	Spasticity	Muscle relaxant		777.8	18.2%		591.1	13.6%		206.2		4.7	5.8%
Citalopram tablets	Central nervous system	Anti-psychotic		—	0.0%		—	0.0%		201.6		4.6	5.6%
Ibuprofen tablets	Pain management	Analgesic		31.6	0.7%		184.0	4.2%		198.7		4.6	5.6%
Ranitidine tablets	Gastro-intestinal	Anti-ulcerant		225.1	5.3%		205.8	4.7%		194.0		4.4	5.4%
Ciproflaxacin tablets	Anti-infective	Anti-bacterial		—	0.0%		1.6	0.0%		166.1		3.8	4.6%
Famotidine tablets	Gastro-intestinal	Anti-ulcerant		170.4	4.0%		143.4	3.3%		141.1		3.2	3.9%
Ranitidine capsules	Gastro-intestinal	Anti-ulcerant		196.5	4.6%		167.3	3.9%		84.9		1.9	2.4%

Europe
Omeprazole capsules	Gastro-intestinal	Anti-ulcerant		283.0	6.6%		325.3	7.5%		434.1		10.0	12.1%
Amlodipine maleate tablets	Cardiovascular	Anti-hypertensive		—	0.0%		17.7	0.4%		219.9		5.0	6.1%

(1)	Refers to our revenues from generics sales in the applicable region expressed as a percentage of our total revenues from generics sales throughout the world.
     Generic drugs may be manufactured and marketed only if relevant patents on their brand name equivalents and any additional government-mandated market exclusivity periods have expired, been challenged and invalidated, or otherwise validly circumvented.

     Generic pharmaceutical sales have increased significantly in recent years, due in part to an increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalent of brand-name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. We believe that these factors, together with the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market as a whole. We intend to capitalize on the opportunities resulting from this expansion of the market by leveraging our product development capabilities, manufacturing capacities inspected by various international regulatory agencies and access to our own APIs, which offer significant supply chain efficiencies.
     Through the coordinated efforts of our teams in the U.S., Europe and India, we constantly seek to expand our pipeline of generic products. As of March 31, 2005, our U.S. generic pipeline comprised 45 ANDAs pending approval. Of these ANDAs, 29 were submitted as Paragraph IV filings under the Hatch-Waxman Act. As of March 31, 2005, we had received final approval for 15 ANDAs. Between March 31, 2005 and June 30, 2005, we filed 2 additional ANDAs with the U.S.FDA.
     In the European Union, during fiscal 2005 we submitted product license applications for 6 generic drugs to the U.K. Medicines and Healthcare products Regulatory Agency (“MHRA”). In addition, we have also completed Mutual Recognition Procedures for one generic drug in several countries in Europe. Between March 31, 2005 and June 30, 2005, we submitted additional product license applications for 2 products to the MHRA.
     In South Africa, we have filed five product dossiers with the Medicine Control Council (“MCC”), of which four have been approved and one is under review.
     In Canada, we have filed three product dossiers with the Therapeutic Product Programme (“TPP”), of which two have been approved and the remaining one is under review.

     The following is a table containing applications filed with and approved by the appropriate regulatory authorities as of March 31, 2005:

Therapeutic
Product (1)	Therapeutic Category	Sub-Category	Patent Expiry
United States
Ranitidine (75 mg t,150/300 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Famotidine (10 mg t, 20/40 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Fluoxetine (10 mg t, 10/20/40 mg c)	Central nervous system	Anti-psychotic	Expired
Oxaprozin (600 mg t)	Pain management	Anti-inflammatory	Expired
Enalapril maleate & hydrochlortiazide (5-12.5 /10-25 mg t)	Cardiovascular	Anti-hypertensive	Expired
Ibuprofen (200/400/600/800 mg t)	Pain management	Analgesic	Expired
Tizanidine (2 / 4 mg t)	Spasticity	Muscle relaxant	Expired
Nefazodone HCl (50/100/150/200/250 mg t)	Central nervous system	Anti-psychotic	Expired
Ciprofloxacin (100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired
Citalopram HBr (10/20/40 mg t)	Central nervous system	Anti-psychotic	Expired
Fluconazole (50/100/150/200 mg t)	Anti-infective	Anti-fungal	Expired

Europe(2)
Ranitidine (150/300 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Ciprofloxacin (100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired
Omeprazole (10/20/40 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Nizatidine (150 /300 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Amlodipine maleate (5/10 mg t)	Cardiovascular	Anti-hypertensive	Expired
Fluoxetine (20 mg c)	Central nervous system	Anti-psychotic	Expired
Terbinafine (125/250 mg t)	Anti-infective	Anti-fungal	August 2005

South Africa
Omeprazole (10/20/40 mg c)	Gastro-intestinal	Anti-ulcerant	Expired
Ranitidine (75 mg t)	Gastro-intestinal	Anti-ulcerant	Expired
Enalapril maleate (2.5/5/10/20 mg t)	Cardiovascular	Anti-hypertensive	Expired
Ciprofloxacin (100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired

Canada
Fluoxetine (10/20/40 mg c)	Central nervous system	Anti-psychotic	Expired
Ciprofloxacin (100/250/500/750 mg t)	Anti-infective	Anti-bacterial	Expired

Australia
Norfloxacin (400mg t)	Anti-infective	Anti-bacterial	Expired

New Zealand
Norfloxacin (400mg t)	Anti-infective	Anti-bacterial	Expired

(1)	c = capsule, t = tablet

(2)	Applications were filed in one or more of the United Kingdom, Germany or France. Once approval for a generic drug is obtained in one of these countries, approvals can be obtained in other European Union countries upon expiration of the patent in that other country.
Sales, Marketing and Distribution Network
     North America. Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in the U.S., is engaged in the marketing of our generic products in North America. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. During fiscal 2005, we launched naproxen tablets, citalopram Hbr tablets, ciprofloxacin tablets and fluconazole tablets under our label. Key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations and pharmacy buying groups. They also contact retail pharmacy chains and support the retailer’s selling efforts with exhibits at key medical and pharmaceutical conventions.
     Strategic Alliances. In 2001, we entered into a profit sharing marketing alliance with Par Pharmaceuticals, Inc. to market certain prescription generic formulations, none of which are over-the-counter products. We currently market 6 generic products through Par Pharmaceuticals, Inc. We market famotidine tablets 10 mg and ranitidine tablets 75 mg through Leiner Health Products, LLC (“Leiner”). In 2002, we entered into a 15-year exclusive agreement with Leiner to market additional over-the-counter products in the United States. We have not launched any product under this agreement. In Canada, we entered into a profit sharing arrangement with Cobalt Pharmaceuticals Inc. and Pharmascience Inc. to market certain of our generic products.
     European Union. We believe that the evolving European Union generics market has the potential to provide us with opportunities for substantial growth in our sales. The European Union generics market varies considerably from country to country. The Netherlands and U.K. have well-established markets for generic drugs sold under their chemical name. In other European Union countries, there is a market for branded generics, but not for products sold under their chemical name. In France, generics have begun to take a firmer hold on the pharmaceutical market. In Italy, within the last few years legislation that permits generic substitution has been enacted. In July 2002, a law became effective in Germany, which for the first time allows generic substitution by pharmacists under certain prescribed circumstances.
     Dr. Reddy’s Laboratories (U.K) Limited, which we acquired in fiscal 2003, is engaged in the marketing of our generic products in the U.K. and other European Union countries. We currently market approximately 41 generic products representing over 85 dosage strengths. New product launches in fiscal 2005 included the generic versions of simvastatin, cetrizine, ramipril, fluoxetine and ketoconazole liquid. We also seek to expand our presence to the other European countries either directly or through strategic alliances. Consistent with this strategy, during fiscal 2005, we commenced sales of generic amlodipine maleate in certain European markets through an out-licensing arrangement with a partner.
Manufacturing & Materials
     As with formulations, generics are packaged in individual doses for consumption by the patient. In fiscal 2005, our generics segment procured 69.6% of its API requirements from our API segment
     We manufacture most of our finished products at our plant in Andhra Pradesh, India. We have also acquired manufacturing facilities in the U.K. to supplement our capacities in India. The facility in Andhra Pradesh, India is designed for the manufacture of tablets, hard gelatin capsules and soft gelatin capsules. We added large batch size tableting and pellets capabilities in this facility during fiscal 2003. We are dependent on third parties for the supply of the inactive pharmaceutical ingredients used in our products.
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
     Our facilities in the U.K. are located at Battersea and Beverley. These facilities currently serve the requirements of the U.K. market. These facilities are designed for the manufacture and packaging of pharmaceutical products in a variety of dosage forms, including tablets, capsules, liquids and creams. All of our U.K. manufacturing operations are subject to stringent regulatory controls with both facilities subject to regular inspections from the U.K. regulatory bodies. The facilities hold all relevant licenses and authorizations required to conduct all necessary activities, including the supply of materials for use in clinical studies. In addition, the quality systems for ensuring product quality planning and control are ISO 9000 accredited.
     For our manufacturing operations in the U.K, we are dependent on third parties for the supply of all pharmaceutical ingredients and packaging materials used in manufactured products. Supply agreements are in place with all of our suppliers. We are required to identify the suppliers of key raw materials, including all active materials used in our products, within our applications to market products within the U.K. and Europe. If we wish to change to an alternative supplier, then we are required to substantiate the suitability of the alternative raw materials and seek prior approval from the health authority in each market where our products using the alternative raw materials are marketed.
     Competition

     Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors for the U.S. market include Ranbaxy Laboratories Limited, Teva Pharmaceutical Industries Limited, Barr Laboratories Inc., Mylan Laboratories Inc., Andrx Corporation, IVAX Corporation and Sandoz, a division of Novartis Pharma A.G. Our major competitors for generic products in the European Union include Ranbaxy Laboratories Limited, Teva Pharmaceutical Industries Limited, IVAX Corporation, Sandoz, a division of Novartis Pharma A.G., Alpharma Inc., Merck Generics, Pliva d.d., Ratiopharm GmbH, and STADA Arzneimittel A.G.
     Brand-name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction, which may reduce the demand for the original dosage form as sought by a generic ANDA dossier applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA dossier to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or data exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing for the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company, which has been awarded the generic exclusivity period.
Government regulations
U.S. Regulatory Environment
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
     The U.S. FDA’s interpretation of the pre-Medicare Act statutory provisions has been the subject of judicial challenge. One district court rejected the agency’s interpretation and held that, under the pre-Medicare Act statutory provisions, 180-day exclusivity is not determined for each patent but is rather determined for all patents based on the first submission of a Paragraph IV certification for any patent for the same drug, as is now the case under the Medicare Act provisions governing 180-day exclusivity. This ruling was dismissed as moot upon appeal and the U.S. FDA has indicated that it does not intend to change its interpretation.
European Union Regulatory Environment
     The activities of pharmaceutical companies within the European Union are governed by Directive 2001/83EC as amended. This Directive outlines the legislative framework, including the legal basis of approval, specific licensing procedures, and quality standards including manufacture, patient information and pharmacovigilance activities.
     Our U.K. facilities are licensed and periodically inspected by the U.K. MHRA Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall and closure. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected two of our manufacturing facilities based in Andhra Pradesh, India for the manufacture of generic tablets and capsules for supply to Europe.
     Prior approval of a Marketing Authorization is required to supply products within the European Union. Such Marketing Authorizations may be restricted to one member state then recognized in other member states or can cover the whole of the European Union, depending upon the form of registration elected.
     Generic or abridged applications are abridged by the omission of full non-clinical and clinical data but may contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. The majority of our generic applications are made on the basis of essential similarity although other criteria may be applied. In the case of an essentially similar application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is essentially similar to the innovator product with respect to quality, safe usage and continued efficacy. The applicant is also required to demonstrate bioequivalence with the referenced product. Once all these criteria are met then a Marketing Authorization may be considered for grant.
     Unlike the U.S., there is no regulatory mechanism within the European Union to challenge any patent protection. Nor is any period of market exclusivity conferred upon the first generic approval. In situations where the period of exclusivity given to the branded product expires before their patent expiry, the launch of our product would then be delayed until patent expiry.
Canada and South Africa Regulatory Environment
     In Canada and South Africa, we are required to file product dossiers with the particular country’s regulatory authority for permission to market the generic formulation. The regulatory authorities may inspect our manufacturing facility before approval of the dossier.

Critical Care and Biotechnology Segment
     The critical care and biotechnology businesses were started in 1998 to focus on and create a strong technology base in these areas. While this area of our business generates low sales volume, the products are generally high value. Our critical care products are formulations used in hospitals to treat cancer and for supportive care. Our biotechnology products cover recombinant protein therapeutics development. The trading operations of our diagnostics division were discontinued in fiscal 2004.
     The following table provides revenues for this segment for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
	2003			2004			2005
Division	Revenues		% Total	Revenues		% Total	Revenues			% Total
	(in millions)			(in millions)			(in millions)
Critical Care	Rs.	235.5	55.0%	Rs.	325.2	79.1%	Rs.	407.9	U.S.$9.3	77.4%
Diagnostics		136.8	31.9		9.1	2.2		—	—	—
Biotechnology		55.9	13.1		76.7	18.7		119.2	2.7	22.6

Total	Rs.	428.2	100.0%	Rs.	411.0	100.0%	Rs.	527.1	U.S.$12.0	100.0%

     The following table sets forth revenues of our critical care and biotechnology segment by geographic area for fiscal 2003, 2004 and 2005 respectively:

	Fiscal Year Ended March 31,
	2003			2004			2005
Division	Revenues		% Total (1)	Revenues		% Total (1)	Revenues			% Total (1)
	(in millions)			(in millions)			(in millions)
India	Rs.	378.0	88.3%	Rs.	259.5	63.1%	Rs.	360.7	U.S.$8.3	68.4%
Russia		14.4	3.4		39.5	9.6		62.3	1.4	11.8
Other CIS(2)		1.2	0.2		12.2	3.0		19.4	0.4	3.7
Other		34.6	8.1		99.8	24.3		84.7	1.9	16.1

Total	Rs.	428.2	100.0	Rs.	411.0	100.0	Rs.	527.1	U.S.$12.1	100.0

(1)	Refers to our revenues from market sales in the applicable country expressed as a percentage of our total revenues throughout the world.

(2)	“Other CIS” refers to other countries in the Commonwealth of Independent States, countries of the former Soviet Union.
     Critical care. This business accounted for 77.4% of the segment’s revenues in fiscal 2005, contributing Rs.407.9 million. We focus on high margin, low volume products for niche markets in India in the area of critical care. Our main products are Mitotax (paclitaxel), Cytogem (gemcitabine), Docetere (docetaxel) and Irinocam (irinotecan). We also market Dacotin (oxaliplatin), which is licensed and imported from Debiopharm S.A. of Switzerland. In fiscal 2005 we launched 3 new products — Capiibine (capecitabine), Blaztere (zoledronic acid) and Thaangio (thalidomide).
     The following table sets forth the sales of our key products in fiscal 2003, 2004 and 2005:

	Fiscal Year Ended March 31,
	Therapeutic	2003		2004			2005
Product	Category	Revenues	% Total(1)	Revenues		% Total(1)	Revenues			% Total(1)
		(in millions)		(in millions)			(in millions)
Mitotax	Ovarian/breast/lung cancer	Rs.83.0	35.3%	Rs.	123.8	38.0%	Rs.	178.8	U.S.$4.1	43.8%
Docetere	Breast/lung cancer	37.6	15.9		77.0	23.7		73.2	1.7	17.9
Cytogem	Lung/pancreatic cancer	38.2	16.2		63.3	19.5		59.1	1.4	14.5
Dacotin	Colorectal cancer	27.3	11.6		16.4	5.0		25.9	0.6	6.3

	Total	Rs.186.1	79.0%	Rs.	280.5	86.2%	Rs.	337.2	U.S.$7.8	82.7%

(1)	Refers to our revenues from sales of the applicable product expressed as a percentage of the total revenues of our critical care and biotechnology segment.
     Biotechnology. Our biotechnology portfolio is currently comprised of Grastim, the bio-generic version of filgrastim, the human Granulocyte Colony Stimulating Factor (“hG-CSF”). Filgrastim is a recombinant protein used in chemotherapy-induced neutropenia and in bone marrow transplantation. We were the first company in India to fully develop in-house, from the molecular biology stage to production, the biogeneric Grastim. We developed Grastim for launch in India followed by other international markets.

     Our biotechnology pipeline consists of biogenerics and variants of existing molecules, including several recombinant proteins in mammalian cell culture as well as E.Coli, all in various phases of development.
     We view biotechnology as a business with significant potential. Our commitment to the business is reflected in our investments in building the research and development infrastructure as well as scientific teams. Our research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA. We are in the process of building our bio-generics pipeline. We have an agreement with a U.S. based biotechnology company for the development of bio-generics.
Sales, Marketing and Distribution Network.
     The marketing of our critical care and biotechnology products is handled by a dedicated sales and marketing team. We sell our products through clearing and forwarding agents in India. In India, the marketing team promotes our products to medical specialists and focuses on sales to hospitals, government agencies, non-government institutional organizations and pathology laboratories.
     We also have a partnership agreement with Pliva d.d., an Eastern European generics company, for the development and marketing of a group of oncology products for the European markets.
Manufacturing and Materials
     For our critical care products, we manufacture most of the active pharmaceutical ingredients. The manufacturing of the formulation is undertaken at our formulations facility. We source some of the products from third party suppliers. We have commissioned a completely contained API facility for the manufacture of cytotoxic products. We are in the process of establishing an API facility for hormonal products. We are also in the process of establishing a facility in Visakhapatnam, India for the manufacture of oral solid dosage form and injectable forms of cytotoxic as well as hormonal products.
     We have a facility at Bachupalli, Andhra Pradesh, India for the manufacture of our biotechnology products. The manufacture of our biotechnology products involves cloning proteins in bacteria and then extracting the proteins from the bacteria by fermentation and purification. The facility is equipped with a cell culture laboratory for evaluation of products as well as a facility for studies of compounds and provision for the safe disposal of wastes and effluents.
Competition
     For our critical care products, our main competitors in the oncology market in India are Dabur Pharma Limited, Cipla Limited, Eli Lily & Co. and Aventis India Limited. For the range of oncology products currently under development, our main competitors include generics companies in India, Europe and the U.S. with a focus on development of oncology products, including Mayne Group Limited (Australia), Zydus Cadila Group (India) and Pliva d.d. (Croatia).
     In our biotechnology business, our marketed product faces competition primarily from the innovator company. Given the significant potential of the biogenerics market, several companies are focused on the development of biogenerics, including Barr Laboratories Inc. and Pliva d.d.
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
     A business which intends to manufacture and market biotechnology products is required to form an Institutional Bio Safety Committee (“IBSC”) consisting of internal experts on related fields as well as a nominee of the DBT and Central Pollution Control Board (“CPCB”). The IBSC reviews, verifies and approves the product application before submitting it to the Review Committee of Genetic Manipulation (“RCGM”) under the Indian government’s Ministry of Science &

Technology. The RCGM verifies and approves all the data included in the application including the protocol and final reports on animal toxicity and human clinical trials.
     Once clearance on all the related issues is obtained from RCGM, the business needs to obtain clearance from the Genetic Engineering Approval Committee (“GEAC”) under the Ministry of Environment and Forest, Government of India. The GEAC forwards its recommendation to the DBT and DCGI. Based on receipt of a “No Objection Certificate” from DCGI, the business has to obtain manufacturing license from the State Drugs Authority and thereafter can commence commercial marketing.
Drug Discovery Segment
     Drug discovery is a key segment of our business. In this segment, we are actively pursuing discovery and development of Novel Chemical Entities (“NCEs”). Our research programs focus on the following therapeutic areas:
▪	Metabolic disorders

▪	Cardiovascular disorders

▪	Cancer

▪	Bacterial infections
     Our research laboratories are based in Hyderabad, India and Atlanta, Georgia, U.S. As of March 31, 2005, we employed a total of 310 scientists, including approximately 59 scientists who held Ph.D. degrees. We pursue an integrated research strategy with our laboratories in the United States focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules followed by selection and optimization of lead molecules and further clinical development of those optimized leads at our laboratories in India. By establishing a research facility in the United States, we have better access to research scientists in the United States, enhancing our screening abilities for new molecular targets and access to high technology platforms
     While we continue to seek licensing and development arrangements with third parties to further develop our pipeline products, we also conduct clinical development of some of the candidate drugs ourselves where it is economically and technically feasible. Our long-term strategy for drug discovery is to increasingly undertake clinical testing ourselves, as we believe that this will enable us to derive higher value for our compounds. Our goal is to balance internal development of our own product candidates with in-licensing of promising compounds that complement our strengths. We also pursue licensing and joint development of some of our lead compounds with companies looking to implement their own product portfolio. DRF 10945 is our drug candidate in the metabolic disorder segment, which is being developed for the treatment of high triglycerides and low HDL cholesterol. We have completed Phase I studies in Canada and are preparing to move this compound forward into Phase II-a trials in Canada. RUS 3108 is our drug candidate in the cardiovascular segment, which is being developed for the treatment of atherosclerosis. We have completed Phase I single ascending dose trials in Belfast, Ireland for RUS 3108 and we plan to initiate Phase I multiple ascending dose studies in Belfast, Ireland.
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
     Our investments into research and development of NCEs have been consistently focused towards developing promising therapeutics. In fiscal 2003, 2004 and 2005, we spent Rs.480.1 million, Rs.729.4 million and Rs.868.9 million respectively, towards drug discovery activities. In fiscal 2003, 2004 and 2005, we received Rs.0, Rs.0, and Rs.288.4 million respectively in revenues from drug discovery activities.
     As of March 31, 2005, the compounds under development in our pipeline included:

Compound	Therapeutic Area	Development Status
DRF 2593	Metabolic disorders	Phase II completed

DRF 10945	Metabolic disorders	Phase I clinical trials in Canada completed

DRF 11605	Metabolic disorders	Pre-clinical; Good Laboratory Practice toxicity studies in progress

DRF 1042	Cancer	Phase II clinical trials in progress in India (Diastereomeric mixture)
Phase I clinical trials in progress in India (single isomer)

Compound	Therapeutic Area	Development Status
RUS 3108	Cardiovascular	Phase I clinical trials in progress in Europe

DRF 13792	Bacterial infections	Pre-clinical; Good Laboratory Practice toxicity studies in progress
     Patents. The status of patents filed and issued as of March 31, 2005 is summarized below:

	Metabolic		Bacterial
	Disorders	Cancer	Infections	Inflammation	Cardiovascular	Others	Total
U.S. filed	60	12	7	2	0	0	81
U.S. issued	32	7	0	2	0	0	41
PCT filed(1)	56	12	7	2	0	3	80
India filed	97	41	20	11	1	22	192
India issued	16	10	0	0	0	8	34
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

Dr. K. Anji Reddy	Chairman, Dr. Reddy’s Laboratories Limited

Dr. R. Rajagopalan	President, Discovery Research, Dr. Reddy’s Laboratories Limited

Dr. V. Mohan	Managing Director, M.V. Diabetes Specialties Center (P) Limited, Madras

Dr. K. Janardhan Reddy	Professor and Chairman, Department of Pathology, Northwestern University Medical School, Chicago, Illinois, U.S.A.

Dr. Sampath Parthasarthy	Director, Division of Research, Emory University School of Medicine, Atlanta, Georgia, U.S.A.

Dr. Henry Ginsberg	Herbert Irving Professor of Medicine, Division of Preventive Medicine, Presbyterian Hospital, New York, U.S.A.

Dr. Ira J. Goldberg	Professor of Medicine, Division of Preventive Medicine and Nutrition Columbia University College of Physicians and Surgeons, New York, U.S.A.

Dr. Uday Saxena	Chief Scientific Officer, Dr.Reddy’s Laboratories Limited

Dr. Daniel Rader	Faculty in the Department of Medicine and the Director of Cardiovascular Metabolism unit at the Institute for Diabetes, Obesity and Metabolism, University of Pennsylvania
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
     In India, under the Drugs and Cosmetics Act, 1940, the regulation of the manufacture, sale and distribution of drugs is primarily the concern of the state authorities while the Central Drug Control Administration is responsible for approval of new drugs, clinical trials in the country, laying down the standards for drugs, control over the quality of imported drugs, coordination of the activities of state drug control organizations and providing expert advice with a view of bringing about the uniformity in the enforcement of the Drugs and Cosmetics Act, 1940.
     For marketing a drug in the United States, we or our partners will be subject to regulatory requirements governing human clinical trials, marketing approval and post-marketing activities for pharmaceutical products and biologics. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record-keeping and marketing of these products. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations is time consuming and requires substantial resources, and the approval outcome is uncertain.
     Generally, in order to gain U.S. FDA approval, a company first must conduct pre-clinical studies in the laboratory and in animal models to gain preliminary information on a compound’s activity and to identify any safety problems. Pre-clinical studies must be conducted in accordance with U.S. FDA regulations. The results of these studies are submitted as a part of an Investigational New Drug (“IND”) application that the U.S. FDA must review before human clinical trials of an investigational drug can start. If the U.S. FDA does not respond with any questions, a drug developer can commence clinical trials thirty days after the submission of an IND.
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
4.C. Organizational structure
     Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies as of March 31, 2005:

		Percentage of
		Direct/ Indirect
	Country of	Ownership
Name of Subsidiary	Incorporation	Interest
DRL Investments Limited	India	100%
Reddy Pharmaceuticals Hong Kong Limited	Hong Kong	100%
OOO JV Reddy Biomed Limited	Russia	100%
Reddy Antilles N.V.	Netherlands	100%
Reddy Netherlands B.V.	Netherlands	100	%(1)
Reddy US Therapeutics, Inc.	U.S.A.	100	%(1)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100%
Dr. Reddy’s Farmaceutica do Brasil Ltda	Brazil	100%
Cheminor Investments Limited	India	100%
Aurigene Discovery Technologies Limited	India	100%
Aurigene Discovery Technologies, Inc.	U.S.A.	100	%(3)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.2	%(4)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%
Dr. Reddy’s Laboratories (U.K.) Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	60%
Reddy Cheminor S.A.(2)	France	100	%(2)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
AMPNH Inc.	U.S.A.	100	%(6)
Dr. Reddy’s Bio-sciences Limited	India	100%
Reddy Pharmaceuticals, Inc.	U.S.A.	100	%(6)
Trigenesis Therapeutics, Inc.	U.S.A.	100%

(1)	Indirectly owned through Reddy Antilles N.V.

(2)	Subsidiary under liquidation.

(3)	Indirectly owned through Aurigene Discovery Technologies Limited.

(4)	Kunshan Rotam Reddy is a subsidiary as we hold a 51.2 % stake in it; however, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited

(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.
4.D. Property, plant and equipment

     The following table sets forth current information relating to our principal facilities:

	Approximate	Built up
Location	Area	Area	Certification
	(Square feet)	(Square feet)

Active Pharmaceutical Ingredients and Intermediates
Bollaram, Andhra Pradesh, India	734,013	172,879	U.S. FDA
Bollaram, Andhra Pradesh, India	648,173	282,220	U.S. FDA
Bollaram, Andhra Pradesh, India	285,235	210,630	U.S. FDA
Jeedimetla, Andhra Pradesh, India	228,033	74,270	U.S. FDA
Miryalguda, Andhra Pradesh, India	2,787,840	261,734	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India	8,523,466	717,886	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India (5)	737,134	53,854

Formulations
Bollaram, Andhra Pradesh, India	217,729	116,197	(1)
Bachupalli, Andhra Pradesh, India	1,306,372	175,388	(2)
Yanam, Pondicherry, India	457,000	26,226	None
Goa, India	295,336	183,202	(3)

Generics
Bachupalli, Andhra Pradesh, India	783,823	200,134	(4)
Battersea, London, United Kingdom (6)	17,000	10,000	U.K. Medicine Control Agency
Beverley, East Yorkshire, United Kingdom	64,904	15,179	U.K. Medicine

			Control Agency, ISO 9001: 2000
Critical Care and Biotechnology
Bachupalli, Andhra Pradesh, India	174,183	98,981	None

Drug Discovery
Miyapur, Andhra Pradesh, India	576,941	234,591	None
Georgia, United States (6)	24,733	24,733	None

(1)	Ministry of Health, Sudan; Ministry of Health, Uganda; ANVISA, Brazil; National Medicines Agency, Romania.

(2)	Medicine Control Council, Republic of South Africa; The State Company for Marketing Drugs and Medical Appliances, Ministry of Health, Iraq; Sultanate of Oman, Ministry of Health, Muscat; Ministry of Health, Sudan; Ministry of Health, State of Bahrain; State Pharmaceutical Inspection, Republic of Latvia; Pharmaceutical and Herbal Medicines, Registration and Control Administrations, Ministry of Health, Kuwait; National Medicines Agency, Romania; ANVISA, Brazil; Medicines and Health Care Products Regulatory Agencies (MHRA), U.K.

(3)	National Medicines Agency, Romania; National Drug Authority, Uganda.

(4)	U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Ministry of Health, UAE; Medicines Control Council, South Africa; ANVISA, Brazil ; Environmental Management System ISO 14001; Occupational Health and Safety Management System — OHSAS 18001; Quality Management System-ISO 9001:2000.

(5)	Export Oriented Unit.

(6)	Leased facilities.
     Except as indicated in the notes above, we own all of our facilities. All properties mentioned above including leased properties are either used for manufacturing and packaging of pharmaceutical products or for research and development activities. In addition, we have sales, marketing and administrative offices, which are leased properties. We believe that our facilities are optimally utilized.
     We are in the process of establishing a facility to manufacture hormonal oncology APIs at Visakhapatnam, Andhra Pradesh, India. We are also in the process of establishing a facility to manufacture oral solid and injectable forms of cytotoxic and hormonal formulations at a Special Economic Zone located in Visakhapatnam.
     During fiscal 2005, we initiated the construction of a new facility for the manufacture of formulations at Baddi, Himachal Pradesh, India to take advantage of certain financial benefits, which include exemption from income tax and excise duty for a specified period, offered by the government of India to encourage industrial growth in the state of Himachal Pradesh.
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
     Our revenues for fiscal 2005 were Rs.19,471.9 million (U.S.$446.4 million). We derived 34.4% of these revenues from sales in India, 22.3% from North America, 14.3% from Russia and other countries of the former Soviet Union, 14.7% from Europe and 14.3% from other countries. Our net income during the same period was Rs.211.2 million (U.S.$4.8 million).
     As of March 31, 2005, our business segments are as follows:
•	Formulations;

•	Active pharmaceutical ingredients and intermediates;

•	Generics;

•	Critical care and biotechnology; and

•	Drug discovery.
We discontinued the trading operations in our diagnostics division in fiscal 2004.
5.A. Operating results
Financial Data
     The following table sets forth, for the periods indicated, our consolidated net operating revenues by segment:

	Fiscal Year Ended March 31,
Segment	2003	2004	2005	2005
		(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.6,860.4	Rs.7,507.5	Rs.7,822.9	U.S.$	159,205.1
Active pharmaceutical ingredients and intermediates	6,340.7	7,628.5	6,944.5		179,342.3
Generics	4,284.2	4,337.5	3,577.4		82,013.3
Critical care and biotechnology	428.2	411.0	527.1		12,084.1
Drug discovery	—	—	288.4		6,611.2
Others	156.3	196.7	311.6		7,143.1

Total revenues	Rs.18,069.8	Rs.20,081.2	Rs.19,471.9	U.S.$	446,399.0

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the previous year. Cost of revenues and gross profit by segment are shown as a percentage of that segment’s revenues.

	Percentage of Revenues			Percentage Increase
	Fiscal Year Ended March 31,			(Decrease)
	2003	2004	2005	2003 to 2004	2004 to 2005
Income Statement Data:
Revenues by segment:
Formulations	38.0%	37.4%	40.2%	9.4%	4.2%
Active pharmaceutical ingredients and intermediates	35.1	38.0	35.7	20.3	(9.0)
Generics	23.7	21.6	18.4	1.2	(17.5)

Critical care and biotechnology	2.4	2.0	2.7	(4.0)	28.2
Drug discovery	—	—	1.5	—	—
Other	0.8	1.0	1.5	25.8	58.4

Total revenues	100.0	100.0	100.0	11.1	(3.0)

Cost of revenues by segment:
Formulations	35.9	34.5	31.9	5.1	(3.6)
Active pharmaceutical ingredients and intermediates	62.1	66.9	72.2	29.5	(1.7)
Generics	24.8	30.5	45.3	24.9	22.3

Critical care and biotechnology	54.7	50.4	33.5	(11.7)	(14.7)
Drug discovery	—	—	—	—	—
Other	98.3	63.9	26.5	(18.1)	(34.4)

Total cost of Revenues	43.4	46.5	48.2	19.1	0.4

Gross profit by segment:
Formulations	64.1	65.5	68.1	11.8	8.3
Active pharmaceutical ingredients and intermediates	37.9	33.1	27.8	5.2	(23.6)
Generics	75.2	69.5	54.7	(6.5)	(35.0)
Critical care and biotechnology	45.3	49.6	66.5	5.3	71.8
Drug discovery	—	—	100	—	[Nm]
Other	1.7	36.1	73.5	2556	222.9

Total gross profit	56.6	53.5	51.8	5.0	(6.0)

Operating expenses:
Selling, general and administrative expenses	28.2	32.7	35.0	28.6	3.8
Research and development expenses	7.8	9.9	14.4	41.1	40.8
Amortization expenses	2.4	1.9	1.8	(8.7)	(8.6)
Foreign exchange (gain)/loss	0.4	(1.4)	2.5	[Nm]	[Nm]

Total Operating Expenses	38.8	43.1	53.7	23.6	20.8

Operating income	17.8	10.4	(1.9)	(35.3)	Nm
Equity in loss of affiliates	(0.5)	(0.2)	(0.3)	(51.8)	31.0
Other (expense) / income, net	3.8	2.6	2.7	(26.2)	5.4
Income before income taxes and minority interest	21.1	12.6	0.5	(33.3)	(95.8)
Income tax benefit / (expenses)	(2.2)	(0.3)	0.5	(82.6)	[Nm]
Minority interest	0.1	0.0	0.1	[Nm]	195.6

Net income	18.8	12.3	1.1	(27.3)	(91.5)

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004
Revenues
     Total revenues decreased by 3.0% to Rs.19,471.9 million in fiscal 2005, as compared to Rs.20,081.2 million in fiscal 2004, primarily due to a decrease in revenues in our generics and active pharmaceutical ingredients and intermediates segments. In fiscal 2005, we received 22.3% of our revenues from the United States and Canada, 34.4% from India, 14.3% from Russia and other former Soviet Union countries, 14.7% from Europe and 14.3% from other countries.
     Revenues from sales in Russia and other former Soviet Union countries increased by 21.7% to Rs.2,782.2 million in fiscal 2005, as compared to Rs.2,285.8 million in fiscal 2004. The increase was primarily due to an increase in sales of our major brands of formulations such as Nise, our brand of nimesulide, Keterol, our brand of ketorolac tromethamine, and Omez, our brand of omeprazole. Revenues from sales in Europe increased by 2.9% to Rs.2,868.2 million in fiscal 2005, as compared to Rs.2,788.6 million in fiscal 2004, primarily as a result of an increase in revenues from our generics segment largely offset by a decrease in revenues from our active pharmaceutical ingredients and intermediates segment. Revenues from sales in North America decreased by 18.2% to Rs.4,349.2 million in fiscal 2005, as compared to Rs.5,319.2 million in fiscal 2004, primarily due to a decrease in revenues in our generics segment. Revenues from sales in India decreased by 6.3% to Rs.6,693.0 million in fiscal 2005, as compared to Rs.7,143.4 million in fiscal 2004, primarily due to a decrease in revenues in our formulations and active pharmaceutical ingredients and intermediates segments. We made allowances for sales returns of Rs.105.2 million and Rs.169.5 million in fiscal 2005 and fiscal 2004, respectively.
     Formulations. In fiscal 2005, we received 40.2% of our total revenues from the formulations segment, as compared to 37.4% in fiscal 2004. Revenues in this segment increased by 4.2% to Rs.7,822.9 million in fiscal 2005, as compared to Rs.7,507.5 million in fiscal 2004.
     Revenues from sales in India constituted 55.7% of our total formulations revenues in fiscal 2005, as compared to 63.0% in fiscal 2004. Revenues from sales of formulations in India decreased by 7.8% to Rs.4,360.2 million in fiscal 2005, as compared to Rs.4,729.4 million in fiscal 2004. New products launched in India in fiscal 2005 accounted for 6% of the total revenues. These additional revenues were more than offset by a decrease in revenues from sales of our key brands (such as Omez, our brand of omeprazole, and Nise, our brand of nimesulide), as well as inventory reduction by stockists, retailers and other trade channels in March 2005 due to uncertainty relating to the implementation of the Value Added Tax (“VAT”) system in India.
     Revenues from sales of formulations outside India increased by 24.6% to Rs.3,462.7 million in fiscal 2005, as compared to Rs.2,778.1 million in fiscal 2004. Revenues from sales of formulations in Russia accounted for 60.9% of our formulation revenues outside India in fiscal 2005, as compared to 64.1% in fiscal 2004. Revenues from sales of formulations in Russia increased by 18.3% to Rs.2,107.2 million in fiscal 2005, as compared to Rs.1,781.8 million in fiscal 2004. The increase was driven by increased revenues from sales of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac tromethamine, Omez, our brand of omeprazole, and Ciprolet, our brand of ciprofloxacin. Revenues from other former Soviet Union countries increased by 31.2% to Rs.593.3 million for fiscal 2005, as compared to Rs.452.3 million for fiscal 2004, primarily driven by an increase in revenues in Ukraine, Kazakhstan and Belarus. Revenues from the rest of the world increased by 40.4% to Rs.613.1 million in fiscal 2005, as compared to Rs.436.6 million in fiscal 2004. This increase was primarily due to higher revenues from sales in South Africa, Venezuela and new markets such as United Arab Emirates.
     Active Pharmaceutical Ingredients and Intermediates. In fiscal 2005, we received 35.7% of our total revenues from this segment, as compared to 38.0% in fiscal 2004. Revenues in this segment decreased by 9.0% to Rs.6,944.5 million in fiscal 2005, as compared to Rs.7,628.5 million in fiscal 2004.
     During fiscal 2005, revenues from sales in India accounted for 28.4% of our revenues from this segment, as compared to 27.7% in fiscal 2004. Revenues from sales in India decreased by 6.8% to Rs.1,972.1 million in fiscal 2005, as compared to Rs.2,115.1 million in fiscal 2004. This decrease was primarily due to a decrease in sales volumes of ciprofloxacin, sparfloxacin and gatifloxacin.
     Revenues from sales outside India decreased by 9.8% to Rs.4,972.4 million in fiscal 2005, as compared to Rs.5,513.4 million in fiscal 2004. Revenues from sales in Europe decreased by 32.9% to Rs.1,091.2 million in fiscal 2005, as compared to Rs.1,626.9 million in fiscal 2004 primarily due to a decrease in revenues from ramipril. Ramipril, launched in Europe in fiscal 2004, accounted for Rs.753.3 million in revenue in fiscal 2005 compared to Rs.1,237.5 million in fiscal 2004. This decline was primarily due to a reduction in price due to additional competition. Revenues from sales in the United States and Canada decreased by 2.8% to Rs.1,849.0 million in fiscal 2005, as compared to Rs.1,902.9 million in fiscal 2004, primarily due to additional competition for our existing products.
     Generics. In fiscal 2005, we received 18.4% of our total revenues from this segment, as compared to 21.6% in fiscal 2004. Revenues decreased by 17.5% to Rs.3,577.4 million in fiscal 2005, as compared to Rs.4,337.5 million in fiscal 2004. Revenues from sales in the United States and Canada decreased by 34.4% to Rs.2,230.1 million in fiscal 2005, as compared to Rs.3,398.6 million in fiscal 2004. This was primarily on account of increased competition with respect to sales of tizanidine and fluoxetine. Together these two products accounted for Rs.1,134.7 million in revenue in fiscal 2005 as compared to Rs.2,402.8 million in fiscal 2004. This decline was partially offset by revenues from new product launches of ciprofloxacin (launched in June 2004) and citalopram (launched in October 2004). Revenues in Europe increased by 44.1%

to Rs.1,339.6 million in fiscal 2005, as compared to Rs.929.9 million in fiscal 2004, primarily due to growth in sales volumes of omeprazole and amlodipine maleate (launched in March 2004).
     Critical Care and Biotechnology. We received 2.7% of our total revenues from this segment in fiscal 2005, as compared to 2.0% in fiscal 2004. Revenues in this segment increased to Rs.527.1 million in fiscal 2005, as compared to Rs.411.0 million in fiscal 2004.
     Revenues from our critical care division increased by Rs.82.7 million, primarily due to an increase in domestic revenues from sales of key products of Dacotin, our brand of oxaliplatin, Docetere, our brand of docetaxel, and Mitotax, our brand of paclitaxel. Revenues from our biotechnology division increased by Rs.42.6 million, primarily due to sales volume growth of Grastim, our brand of filgrastim.
     Drug Discovery. Revenues from our drug discovery segment were at Rs.288.4 million for fiscal 2005, as compared to no revenue for fiscal 2004. In September 2001, we received Rs.235.6 million as an upfront license fee from Novartis Pharma A.G. in connection with our out-licensing of DRF 4158 to Novartis. During fiscal 2005, on expiration of the terms of the agreement with Novartis, we accounted for the upfront license fee as income, which was deferred in the year ended March 31, 2002 as the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with our accounting policy proportionately upon the receipt of stated milestones. During fiscal 2005, we recognized an amount of Rs.52.8 million towards DRF 2593 pursuant to the discontinuation of our agreement with Novo Nordisk.
     Others. Revenues from our Custom Pharmaceutical Services segment were Rs.311.6 million in fiscal 2005, as compared to Rs.113.1 million in fiscal 2004. The increase is primarily on account of increases in both our customer base and our product portfolio.
Cost of revenues
     Total cost of revenues increased by Rs.39.7 million to Rs.9,385.8 million for fiscal 2005, as compared to Rs.9,346.1 million for fiscal 2004. Cost of revenues as a percentage of total revenues was 48.2% for fiscal 2005, as compared to 46.5% for fiscal 2004.
     Formulations. Cost of revenues in this segment decreased by 3.6% to Rs.2,492.8 million in fiscal 2005, as compared to Rs.2,586.5 million in fiscal 2004. Cost of revenues in this segment was 31.9% of formulations revenues for fiscal 2005, as compared to 34.5% of formulations revenues for fiscal 2004. The decrease in cost of revenues as a percentage of revenues was primarily due to a higher proportion of revenues from outside India, which generate relatively higher gross margins.
     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment decreased by 1.7% to Rs.5,013.6 million in fiscal 2005, as compared to Rs.5,102.4 million in fiscal 2004. Cost of revenues in this segment has increased to 72.2% of this segment’s revenues in fiscal 2005, as compared to 66.9% of the segment’s revenues in fiscal 2004. The increase in cost of revenues as a percentage of sales was primarily due to a decrease in revenues from sales of ramipril in Europe, which generates a higher gross margin compared to the segment’s average gross margin, as well as a higher proportion of revenues from India, which generate lower gross margins, all as compared to fiscal 2004.
     Generics. Cost of revenues in this segment increased by 22.3% to Rs.1,620.4 million in fiscal 2005, as compared to Rs.1,324.5 million in fiscal 2004. Cost of revenues was 45.3% of this segment’s revenues in fiscal 2005, as compared to 30.5% in fiscal 2004. The cost of revenues as a percentage of revenues increased primarily due to a decline in revenues from sales of our key products fluoxetine and tizanidine, which generate a higher gross margin compared to segment’s average gross margins.
     Critical Care and Biotechnology. Cost of revenues in this segment decreased by 14.7% to Rs.176.5 million in fiscal 2005, as compared to Rs.207.0 million in fiscal 2004. Cost of revenues in this segment decreased to 33.5% of this segment’s revenues in fiscal 2005, as compared to 50.4% in fiscal 2004. The decrease in cost of revenues is primarily due to a decrease in input costs of certain existing products.

Gross profit and gross margin
     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit decreased by 6.0% to Rs.10,086.1 million for fiscal 2005 from Rs.10,735.1 million during fiscal 2004. Gross margin was 51.8% in fiscal 2005, as compared to 53.5% in fiscal 2004.
     The gross margin for our formulations segment increased to 68.1% in fiscal 2005, as compared to 65.5% in fiscal 2004. The gross margin for our active pharmaceutical ingredients segment decreased to 27.8% in fiscal 2005, as compared to 33.1% in fiscal 2004. The gross margin for our generics segment decreased to 54.7% in fiscal 2005, as compared to 69.5% in fiscal 2004. The gross margin for our critical care and biotechnology segment was 66.5% in fiscal 2005, as compared to 49.6% in fiscal 2004.
Selling, general and administrative expenses
     Selling, general and administrative expenses increased by 3.8% to Rs.6,810.4 million in fiscal 2005, as compared to Rs.6,562.9 million in fiscal 2004. Selling, general and administrative expenditures as a percentage of total revenues were 35.0% for fiscal 2005 as compared to 32.7% for fiscal 2004. This increase is largely due to an increase in employee costs, which was largely offset by a decrease in legal and professional expenses. Employee costs increased by 21.5% to Rs.2,062.5 million in fiscal 2005, as compared to Rs.1,697.0 million in fiscal 2004, primarily due to annual salary increases and market corrections as well as an increase in the number of employees in our international offices. Legal and professional expenses decreased by 24.1% to Rs.995.0 million in fiscal 2005, as compared to Rs.1,311.0 million in fiscal 2004, primarily due to lower legal and consultancy activity during fiscal 2005.
Research and development expenses
     Research and development costs increased by 40.8% to Rs.2,803.3 million for fiscal 2005, as compared to Rs.1,991.6 million for fiscal 2004. As a percentage of revenue, research and development expenditure accounted for 14.4% of total revenue in fiscal 2005, as compared to 9.9% in fiscal 2004. The increase was primarily on account of a charge of Rs.277.0 million recorded against research and development in-process associated with our acquisition of Trigenesis Therapeutics, Inc., international clinical trials in our drug discovery segment and an increase in research and development activity in our active pharmaceutical ingredients and intermediates, formulations, generics and biotechnology businesses. During the year, we entered into a research and development partnership agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the development and commercialization of ANDA’s to be filed in the U.S. in 2004-05 and 2005-06. Under the terms of the agreement, we received U.S.$22.5 million in March 2005 of which U.S.$2.2 million was recorded as a reduction in research and development expense in fiscal 2005.
Amortization expenses
     Amortization expenses decreased by 8.6% to Rs.350.0 million in fiscal 2005, as compared to Rs.382.9 million in fiscal 2004. The decrease was primarily on account of higher amortization of our acquired brands and other intangibles in fiscal 2004.
Foreign exchange gain/loss
     Foreign exchange loss was Rs.488.8 million for fiscal 2005 as compared to a gain of Rs.282.4 million for fiscal 2004. The loss was mainly on account of losses resulting from marking to market of our forward derivative contracts partially offset by gains realized on maturity of these forward derivative contracts.
Operating income
     As a result of the foregoing, our operating loss was at Rs.366.5 million in fiscal 2005, as compared to an operating gain of Rs.2,080.0 million in fiscal 2004. Operating loss as a percentage of total revenues was 1.9% in fiscal 2005, as compared to 10.4% in fiscal 2004.

Other (expense)/income, net
     For fiscal 2005 our other income was Rs.531.6 million, as compared to Rs.504.2 million for fiscal 2004. This includes net interest income of Rs.272 million in fiscal 2005 as compared to Rs.406.8 million in fiscal 2004. This decrease in net interest income was partially offset by an increase in income from sale of investments by Rs.90.4 million. There was also a loss resulting from the sale of fixed assets in Pondicherry, India in our formulations business and certain other assets during fiscal 2004. No such loss was recorded in fiscal 2005.
Equity in loss of affiliates
     Equity in loss of affiliates increased by Rs.13.7 million to Rs.58.1 million for fiscal 2005 from Rs.44.4 million for fiscal 2004, primarily due to an increase in loss pick up in Kunshan Rotam Reddy Pharmaceuticals, which is accounted under the equity investee method.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest decreased by 95.8% to Rs.107.0 million in fiscal 2005, as compared to Rs.2,540.3 million in fiscal 2004. As a percentage of revenues, income before income taxes and minority interest was 0.5% of revenues in fiscal 2005, as compared to 12.6% of revenues in fiscal 2004.
Income tax expense
     We recorded a net income tax credit of Rs.94.3 million for fiscal 2005, as compared to an expense of Rs.69.2 million for fiscal 2004. The decrease was primarily on account of a decline in overall profits; higher research and development expenditures, which are eligible for weighted tax deductions partially offset by an increase in the enacted tax rate in India from 35.875% to 36.5925%.
Minority interest
     Loss attributable to minority interest for fiscal 2005 was Rs.9.9 million, as compared to Rs.3.4 million for fiscal 2004. This represents the minority interest in the losses of Dr. Reddy’s Laboratories (Proprietary) Limited, our 60% subsidiary in South Africa.
Net income
     As a result of the above, our net income decreased by 91.5% to Rs.211.2 million in fiscal 2005, as compared to Rs.2,474.4 million in fiscal 2004. Net income as a percentage of total revenues decreased to 1.1% in fiscal 2005 from 12.3% in fiscal 2004.
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
Minority interest
     Loss attributable to minority interest for fiscal 2004 was Rs.3.4 million as compared to profit attributable to minority interest of Rs.6.7 million for fiscal 2003. In fiscal 2004, there was no minority interest attributable to OOO JV Reddy Biomed Limited, which is now a 100% subsidiary as a result of our acquisition of the remaining equity interests in fiscal 2003. In fiscal 2004, the minority interest represented a minority interest in the losses of Dr. Reddy’s Laboratories (Proprietary) Limited, our 60% subsidiary in South Africa.
Net income
     As a result of the above, our net income decreased by 27.3% to Rs.2,474.2 million in fiscal 2004, as compared to Rs.3,403.9 million in fiscal 2003. Net income as a percentage of total revenues decreased to 12.3% in fiscal 2004 from 18.8% in fiscal 2003.
Recent Accounting Pronouncements
     In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4 on Inventory Costs. SFAS 151 amends and clarifies financial accounting and reporting for inventory costs. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are evaluating the impact of adoption of SFAS 151 on our consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R is an amendment of FASB statement No. 123, Accounting for Stock-Based Compensation. This statement also supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R effective as of April 1, 2006. Adoption of SFAS 123R will not have any material impact on our consolidated financial statements, as we have already adopted fair value accounting under SFAS 123.
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
     Revenue Recognition
          Product sales: Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally, the stockists or the formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;
•	The price to the buyer is fixed and determinable; and
•	Collectibility of the sales price is reasonably assured.
          Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally upon shipment of products.
          Revenue from product sales includes excise duties and is shown net of sales tax and applicable discounts and allowances.
          Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by us when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
          Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our consolidated subsidiaries.
          We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
          We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which we complete our remaining performance obligations. Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to large volumes of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.
          License fees: Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
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
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Fiscal Year Ended March 31,
	2003	2004	2005
Dividend yield	0.4%	0.5%	0.5%
Expected life	42-78 months	42-78 months	12-78 months
Risk free interest rates	5.8-6.8%	5.2-6.8%	4.5-6.7%
Volatility	49.8-50.7%	45.7-50.7%	39.4-44.6%
          At March 31, 2005, we had three stock-based employee compensation plans, which are described more fully in Note 21 to the Consolidated Financial Statements. Prior to April 1, 2003, we accounted for our plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying equity shares on the date of grant. During the first quarter of fiscal 2004, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. We have selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995. Consequently, for the years ended March 31, 2003, 2004 and 2005, an amount of Rs.128.5 million, Rs.122.2 million and Rs.144.0 million respectively, has been recorded as total employee stock based compensation expense.
          During fiscal 2004, Aurigene Discovery Technologies Limited adopted two stock based employee compensation plans, which are described more fully in Note 21 to the Consolidated Financial Statements. We have accounted for these plans under SFAS No. 123, using the Black Scholes option pricing model to determine the fair value of each option grant.
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
5.B. Liquidity and capital resources
Liquidity

          We have primarily financed our operations through cash flows generated from operations and, to a lesser extent, through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
          Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve significant cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
          The following table summarizes our statements of cash flows for the periods presented:

	Fiscal Year Ended March 31,
	2003	2004	2005	2005
	(Rs. in million, U.S.$ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.4,366.7	Rs.3,999.2	Rs.2,291.6	U.S.$52,536
Investing activities	(1,954.7)	(6,506.1)	632.9	14,509
Financing activities	(153.0)	(376.1)	1,931.3	44,276
Effect of exchange rate changes on cash	(95.0)	(14.2)	55.8	1,279

Net increase / (decrease) in cash and cash equivalents	Rs.2,164.0	Rs.(2,897.2)	Rs.4,911.6	U.S.$112,600

Cash Flow From Operating Activities
          Net cash provided by operating activities decreased from Rs.3,999.2 million in fiscal 2004 to Rs.2,291.6 million in fiscal 2005. Net cash provided by operating activities consisted primarily of net income including adjustments for non-cash items and changes in working capital.
          Our cash flow from operating activities decreased primarily due to a decrease in net income in fiscal 2005 to Rs.211.2 million, as compared to Rs.2,474.2 million in fiscal 2004. Our net working capital decreased by Rs.401.6 million, primarily due to inflows from higher collections from customers, receipt of Rs.985.4 million under the agreement with I-VEN Pharma Capital Limited and outflows on account of a decrease in trade payables and an increase in inventories by Rs.468 million. The reduction in trade payables was primarily due to the reduction in days of credit outstanding for trade creditors for fiscal 2005 and the increase in inventories was primarily due to higher purchases in anticipation of sales in our formulations and active pharmaceutical ingredients and intermediates businesses.
Cash Flow From Investment Activities
          Cash inflow from investment activities was Rs.618.3 million for the fiscal year ended March 31, 2005, primarily due to redemption of investment securities amounting to Rs.2,225.3 million. This increase was partially offset by expenditures in property, plant and equipment amounting to Rs.727.2 million and the acquisition of Trigenesis Therapeutics Inc. for Rs.535.7 million.
Cash Flows From Financing Activities
          Net cash provided by financing activities for the fiscal ended March 31, 2005 was Rs.1,931.3 million primarily due to short-term borrowings in foreign currency from banks amounting to Rs.2,520.0 million. This was partially offset by repayment of long-term debt amounting to Rs.157.5 million and dividends paid during the year amounting to Rs.431.6 million.
Principal obligations
          The following table summarizes our principal debt obligations outstanding as of March 31, 2005:

	Payments due by period
	(Rs. in millions)
Financial Contractual		Less than			After
Obligations	Total	1 year	1-3 years	3-5 years	5 years	Annual Interest Rate
						LIBOR + 60 to 65bps
						for FC denominated
						loans and 10.25%
Short-term borrowings						for Indian Rupee
from banks	2,796.3	2,796.3	—	—	—	borrowings
Long term debt	31.1	5.9	11.8	11.8	1.6	2%*

....current portion	5.9	5.9	—	—	—
....Non current portion	25.2	—	11.8	11.8	1.6

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances.
     The maturities of our short-term borrowings from banks vary from one month to approximately six months. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. All of our debts except for short-term working capital loans from banks are at fixed rates of interest.
     Cash and cash equivalents are held in Indian rupees, U.S. dollars, U.K. pounds sterling, Singapore dollars, Brazilian real, Euros, Russian roubles, Chinese yuan, South African rand and Hong Kong dollars.
     As of March 31, 2004 and 2005, we had committed to spend approximately Rs.418.0 million and Rs.192.2 million, respectively, under agreements to purchase property and equipment and other capital commitments. These amounts are net of capital advances paid in respect of such purchases and we anticipate funding them from internally generated funds.
5.C. Research and development, patents and licenses, etc.
Research and Development
     Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:
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
•	Critical care and biotechnology, where research and development activities are directed at the development of oncology and biotechnology products for the emerging as well as regulated markets. Our new biotechnology research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA). We are in the process of building our bio-generics pipeline. During fiscal 2005, we entered into an agreement with a U.S. based biotechnology company for the development of a bio-generics portfolio.
•	Custom pharmaceutical services, where we intend to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain — from discovery all the way to the market.
•	Drug discovery, where we are actively pursuing discovery and development of NCEs. Our research programs focus on the following therapeutic areas:
o	Metabolic disorders

o	Cardiovascular disorders

o	Cancer

o	Bacterial infections
     In fiscal 2003, 2004 and 2005, we expended Rs.1,411.8 million, Rs.1,991.6 million and Rs.2,803.3 million, respectively, on research and development activities.
Patents, Trademarks and Licenses
     We have filed and been issued several patents in our principal areas of operations: drug discovery, active pharmaceutical ingredients and intermediates and generics. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. We have filed over 600 trademarks with the Registrar of Trademarks in India. We also have made application for registration for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.
5.D. Trend information
Fiscal year 2006 will be another challenging year for us as we continue to implement our long-term strategy of being a discovery-led global pharmaceutical company.
Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) Annual Report 2004, the Indian retail pharmaceutical market, valued at Rs.205 billion for the twelve-month period ending December 31, 2004, grew by 6.4%. Much of this growth was driven by the contribution from new products launched in the 24 month period ending on December 31, 2004. Downward pressure on prices continues to negatively impact the market, although the magnitude of the resulting decline in prices has gone down to 0.2% as compared to 0.7% in 2003.
Some of the readily apparent changes in our industry are as follows:
▪	Introduction of the product patent regime with effect from January 1, 2005

▪	Implementation of the Value Added Tax (VAT) system with effect from April 1, 2005

▪	Introduction of the Maximum Retail Price (MRP) based excise duty structure for the pharmaceutical industry

▪	Higher investments of Indian companies in research and development as well as in new product launches

▪	Improvement in performance of multi-national corporations (“MNCs”) and increasing interest of top global innovators as well as generic companies in India
In 2004, although Indian based companies dominated the Indian market with 77% of the market share, the MNCs improved their performance. The implementation of the product patent regime has triggered MNCs to enter or plan to enter the market. The top global MNCs have established a direct or indirect presence in India either through product introduction for sales and marketing, establishment of manufacturing facilities or alliances with existing manufacturing facilities and entry into new segments like clinical research organizations and biotechnology. During fiscal 2005, key global generic players also evidenced greater interest in establishing manufacturing presence in India. The market is also undergoing a change in the way that Indian companies are operating. Indian companies have formed alliances with partners to leverage on their core strengths and consolidate operations. The results of the consolidation efforts are seen in the increased market share realized by the top ten Indian pharmaceutical companies in the last two years. Along with the changes in the competitive structure, the market has also shifted towards lifestyle disorders as the ailment pattern in India has migrated to lifestyle disorders. It is notable that chronic therapies now account for close to 24% of the market and was growing at the end of 2004 at 12% per year. While the growth of our revenues in India for fiscal 2005 was below industry average, in fiscal 2006, the momentum of our new product launches in the last three years including fiscal 2006 as well as the recovery from the loss of sales in March 2005 due to the implementation in India of the value added tax is expected to drive revenue growth.
     On March 22, 2005, the government of India passed the Patents (Amendment) Bill 2005 (the “Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by other than the patent holder and its assignees and licensees. This will result in a reduction of the new product introductions in India, as well as other countries where a similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the Amendment, so no additional impact is anticipated from patenting of such processes.
          The competitive environment in the emerging markets (outside India) is changing with most countries moving towards recognizing product patents. This has the effect of reducing the window of opportunity for new product launches. In order to compete effectively in such a challenging environment, we are focusing on both our key therapeutic categories on a global basis and niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate and expand our presence in Russia and other countries of the former Soviet Union.
          Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of North America and Europe.
          In North America and Europe, we do not anticipate commencing any significant sales of new products in fiscal 2006. The success of our existing API products in our key markets is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant.
          Generics. In this segment, we are focused on the regulated markets of North America and Europe. During fiscal 2005, in the United States, our key products of fluoxetine and tizanidine were subjected to additional competition from existing market participants and this impacted the sales of these two products. In fiscal 2006, while we do not anticipate commencing any significant sales of new products, the success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. Further, we expect that we will continue to expand our product pipeline for North America as well as Europe. As of March 31, 2005, we had 45 ANDAs pending approval with the U.S. FDA. This includes 29 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
          Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment.
          Drug Discovery. During fiscal 2005, we commenced the second international clinical development for our internally discovered New Chemical Entity (“NCE”) known as RUS 3108, our drug candidate for the treatment of atheroslerosis. As of March 31, 2005, we had concluded Phase I clinical trials on DRF 10945, our drug candidate for the treatment of dyslipidemia, while the Phase I clinical trials on RUS 3108, our drug candidate for the treatment of atheroslerosis were in progress in Ireland. As we make progress in advancing our pipeline into development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic partnerships and alliances in our key focus areas.
          R&D Alliances. During fiscal 2005, we entered into a U.S.$56 million partnership with I-VEN Pharma Capital Limited (“I-VEN”) for commercialization of certain of our U.S. ANDAs. I-VEN will contribute to the funding of the development, registration and legal costs related to the commercialization of most of the U.S. ANDAs filed or to be filed in 2004-2005 and 2005-2006 on a pre-determined basis. Upon the commercialization of these products, we will pay I-VEN a royalty on net sales for a period of five years. I-VEN has already invested U.S.$22.5 million as of March 31, 2005, and has the option to invest an additional U.S.$33.5 million, in which event I-VEN will be entitled to additional royalties. We have recognized U.S.$2.2 million from the initial investment of U.S. $22.5 million as a reduction in our research and development expenses for fiscal 2005. A significant portion of the balance of such initial investment is available to reduce the research and development expenses based on the ANDA filing program and litigation milestones for fiscal 2006. Going forward, we will attempt to structure similar mutually beneficial arrangements for reducing our development risks in our Drug Discovery and Specialty businesses.
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
     We have only one guarantee, which was given on behalf of Pathnet India Private Limited (our joint venture with Gribbles Pathology of Australia). Pathnet, an equity investee accounted for by the equity method, secured a financial assistance of Rs.250 million from ICICI Bank Ltd. (“ICICI Bank”). To enhance the credit standing of Pathnet, on December 14, 2001 we issued a corporate guarantee of Rs.122.5 million in favor of ICICI Bank. In July 2005, we were released by ICICI Bank from this guarantee when our share of outstanding loan amount, Rs.21.0 million, was repaid.
5.F. Tabular Disclosure of Contractual Obligations
     The following summarizes our contractual obligations as of March 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	(Rs. in millions)
			Less than			After
	Total		1 year	1-3 years	3-5 years	5 years
Financial contractual obligations
Operating lease obligations	Rs.	591.2	74.6	149.8	139.5	227.3

Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)		192.2	192.2	—	—	—

Borrowings from banks		2,796.3	2,796.3	—	—	—

Long term debt		31.1	5.9	11.8	11.8	1.6

....current portion		5.9	5.9	—	—	—
....non current portion		25.2	—	11.8	11.8	1.6

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and senior management
     The list of our directors and executive officers, their respective age and position as of March 31, 2005 are as follows:
Directors

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	65	Chairman
Mr. G. V. Prasad(2),(3)	44	Chief Executive Officer and Executive Vice Chairman
Mr. Satish Reddy (2),(4)	37	Chief Operating Officer and Managing Director
Mr. Anupam Puri	59	Director
Prof. Krishna G. Palepu	52	Director
Dr. Omkar Goswami	48	Director
Mr. P.N. Devarajan	69	Director
Mr. Ravi Bhoothalingam	58	Director
Dr. V. Mohan	50	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors as defined under the New York Stock Exchange Corporate Governance guidelines and the U.S. Sarbanes Oxley Act of 2002.

(2)	Full-time director.

(3)	Son-in-law of Dr. K Anji Reddy.

(4)	Son of Dr. K Anji Reddy.
Executive Officers
     Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2005, the Management Council consisted of:

Name	Age (in yrs)	Position
Mr. G.V. Prasad(1)	44	Chief Executive Officer and Vice Chairman
Mr. Satish Reddy(2)	37	Chief Operating Officer and Managing Director
Mr. V.S. Vasudevan	53	Chief Financial Officer
Mr. Abhijit Mukherjee	46	President – Developing Businesses
Mr. Alan Shepard	57	Executive Vice President – Europe
Mr. Andrew Miller	49	Executive Vice President and General Counsel
Mr. Arun Sawhney	50	President – API
Mr. Ashwani Kumar Malhotra	49	Senior Vice President – Formulations Manufacturing
Dr. Dennis Langer(3)	54	President – North America
Mr. Jaspal Singh Bajwa	52	President – Branded Formulations (Rest of the World(4))
Mr. K.B. Sankara Rao	51	Executive Vice President – Integrated Product Development
Mr. Mark Hartman	46	Executive Vice President – North America Generics
Mr. Osagie O. Imasogie(5)	44	Executive Vice President — Global Corporate Business Development
Dr. R. Rajagopalan	54	President – Discovery Research
Mr. Raghu Cidambi	54	Advisor and Head – Corporate Intellectual Property Management and Strategic Planning
Mr. Saumen Chakraborty	43	Executive Vice President and Global Chief of Human Resources
Dr. Uday Saxena	47	Chief Scientific Officer

(1)	Son-in-law of Dr. K Anji Reddy.

(2)	Son of Dr. K Anji Reddy.

(3)	Ceased to be our employee as of July 8, 2005

(4)	Does not include North America and Europe

(5)	Ceased to be employee as of June 30, 2005
     In addition, Mr. Jeff Wasserstein joined our Management Council on July 8, 2005. He is working with us as Executive Vice President – North America Specialty.
Biographies
Directors

     Dr. K. Anji Reddy is our Founder and Chairman of our Board of Directors. He is also the Founder of Dr. Reddy’s Research Foundation and Dr. Reddy’s Foundation for human and social development. He has an undergraduate degree in Technology of Pharmaceuticals and Fine Chemicals from the University of Bombay and a Ph.D. in Chemical Engineering from National Chemical Laboratories, Pune. He has six years experience with Indian Drugs and Pharmaceuticals Limited (“IDPL”) in the manufacture and implementation of new technologies in bulk drugs. He is a member of the Board of Trade as well as the Prime Minister’s Task force on pharmaceuticals and knowledge-based industries. The Government of India bestowed the Padmashri Award upon him for his distinguished service in the field of trade and commerce. In addition to positions held with our subsidiaries and joint ventures, he is a Director in Diana Hotels Limited, OOO JV Reddy Biomed Limited, and Pathenco APS.
     Mr. G. V. Prasad is a member of our Board of Directors and serves as our Executive Vice-Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago, U.S.A. and an M.S. in Industrial Administration from Purdue University, U.S.A. He is also an active member of several associations including the National Committee on Drugs & Pharmaceuticals. In addition to positions held with our subsidiaries and joint ventures, he is a Director of Diana Hotels Limited, Nipuna Services Limited and Leiner Health Products, LLC.
     Mr. Satish Reddy is a member of our Board of Directors and serves as our Managing Director and Chief Operating Officer. He has a Master of Science degree in Medicinal Chemistry from Purdue University, U.S.A. and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held with our subsidiaries and joint ventures, he is also a Director of Diana Hotels Limited and OOO JV Reddy Biomed Limited.
     Mr. Anupam Puri has been a member of our Board of Directors since 2002. He retired from McKinsey & Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey & Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Boards of Godrej Consumer Products Limited, ICICI Bank Limited, Mahindra and Mahindra Limited, Mahindra British Telecom Limited and Patni Computer Systems Limited.
     Professor Krishna G. Palepu has been a member of our Board of Directors since 2002. He is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the title of Senior Associate Dean, Director of Research. Professor Palepu has a Masters degree in physics from Andhra University, an M.B.A. from the Indian Institute of Management and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an honorary M.A. from Harvard, and an honorary Doctorate from the Helsinki School of Economics. He teaches finance, control and strategy in Harvard’s M.B.A. and Executive programs. He has published numerous research papers and is also the co-author of the book titled “Business Analysis & Valuation: Text and Cases.” He serves as a consultant to a wide variety of businesses and is on the boards of Satyam Computer Services Limited, Exetor Group, Enamics Limited and Harvard Business School Publishing Company.
     Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a director of Infosys Technologies Limited, DSP-Merrill-lynch Investment Managers Limited, Crompton Greaves Limited, Infrastructure Development Finance Company Limited, SRF Limited and Sona Koyo Steering Systems Limited.
     Mr. P.N. Devarajan has been a member of our Board of Directors since 2000. He has previously served as a Director of Cheminor Drugs Limited. He is also currently a member of the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, member of the Assessment Committee of the Council of Scientific and Industrial Research and a member of the Research Council of National Chemical Laboratory. He has previously served as a Director of the Bank of Baroda, a member of the Central Board of Directors of the Reserve

Bank of India and Group President and consultant of Reliance Industries Limited. He is also a Director on the Board of Kothari Sugars and Chemicals Limited.
     Mr. Ravi Bhoothalingam has been a member of our Board of Directors since 2000. He has served as the President of The Oberoi Group and was responsible for its worldwide operations. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Limited, and as a Director of ITC Limited. He holds a Bachelor of Science degree in physics from St. Stephens College, Delhi and a Master of experimental psychology degree from Gonville and Caius College, Cambridge University. He is also a Director of Nicco Internet Ventures Limited and Sona Koyo Steering Systems Limited.
     Dr. V. Mohan has been a member of our Board of Directors since 1996. He is also a visiting professor of Diabetology at Sri Ramachandra Medical College and a professor of International Health at the University of Minnesota, U.S.A. He holds a Bachelor of Medicine degree, Doctor of Medicine degree, Ph.D. and a Doctor of Science degree from Madras University. He was awarded the prestigious Dr. B.C. Roy National Award by the Medical Council of India in 2005 . He is also the Chairman and Managing Director of M.V. Diabetes Specialties Centre Private Limited and the President of the Madras Diabetes Research Foundation.
Executive Officers
     Mr. V S Vasudevan is our Chief Financial Officer. In this position he is responsible for managing the finance teams of us and our group of companies worldwide. He also heads the Secretarial, Legal, Investor Relations and Internal Audit functions. He has played an important role in establishment of our corporate governance framework. Under his leadership, we have received external recognition for our corporate governance and financial reporting practices from the Institute of Company Secretaries of India and the Institute of Chartered Accountants of India. He has played a key role in the integration of Cheminor Drugs Limited with us and in our growth through various corporate initiatives, including acquisition of companies in India and overseas and acquisition of brands in India. He is a Chartered Accountant by qualification, and a member of the Peer Review Board of the Institute of Chartered Accountants of India.
     Mr. Abhijit Mukherjee is our President of Developing Businesses. Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Amal Products Limited. He started his career as a management trainee in Hindustan Lever Limited (“HLL”) and put in 13 years in that company including 3 years in a Unilever company. He was primarily involved in the technical assignments in Aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He is a graduate in Chemical Engineering from the Indian Institute of Technology, Kharagpur.
     Mr. Alan Shepard is our Executive Vice President – Europe Business. He joined us from Pliva, where he was Vice President for Global Corporate Strategy. He has a unique combination of experience in areas of commercial, general management, research and development, manufacturing and strategic planning across a variety of product lines, including generics, ethical branded, over the counter and vaccines. He has been associated with several pharmaceutical companies and held several management positions such as General Manager of Rhone–Poulenc Rorer (now Aventis), European Marketing Director for Medeva and held various positions with Institute Merieux, Smith Kline and Upjohn. He has a Bachelors of Technology (Honors) degree from Bradford University and is an honorary lecturer for the University of Wales Medical faculty. He has served on several U.K. government committees and been a long-standing member of the Association of British Pharmaceutical Industry’s code of practice committee.
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
     Mr. Arun Sawhney is President of our Europe and Global API businesses. He joined us in 2001 as President of our API business from Max-GB Limited, where he was Chief Executive. Prior to that he headed the Global Business Development function at Ranbaxy Laboratories Limited. He has also had successful stints as Manager Exports with Hindustan Ciba Geigy and as Regional Sales Manager with Bayer India, earlier in his career. He is a silver medalist, holds an MBA from the International Management Institute, New Delhi, and a Bachelor’s degree in Commerce from Sydenham College of Commerce and Economics, Mumbai.
     Mr. Ashwani Kumar Malhotra is Senior Vice President of our Formulations manufacturing operations. He joined us as Vice President in February 2001, and was responsible for the India operations supporting Generics and Specialty businesses with new product development filings and manufacturing and supply of products to regulated markets such as the U.S., Canada, Europe, the U.K., South Africa, Australia and New Zealand. Prior to joining us, he worked with Cipla Limited for 13 years in various capacities and with Warner Hindustan, a division of Parke Davis in formulations development and manufacturing for 7 years. He holds a postgraduate degree in Pharmacy from the Institute of Technology, Banaras Hindu University. He also holds a Diploma in Industrial Engineering & Management and a Postgraduate Diploma in Computer Systems from the Institute of Public Enterprises, Government of India.
     Dr. Dennis Langer is President of our North America business operations. He joined us from GlaxoSmithKline, Inc., where he was Senior Vice President, project and portfolio management, research and development. He has a unique combination of experience in areas of innovation, research and development, commercial operations and strategy and business development and has been associated with several pharmaceutical companies such as Eli Lilly and Company Limited, Abbott Laboratories and GD Searle & Company, Inc. where he held various senior management positions. He was also Chief Resident in psychiatry at Yale University School of Medicine and held clinical fellowships in psychiatry at Harvard Medical School, George Washington University School of Medicine and the National Institutes of Health. He has a J.D. (cum laude) from Harvard Law School, an M.D. from Georgetown University School of Medicine, and a B.A. in Biology from Columbia University. He has to his credit several publications in peer reviewed medical journals. He currently serves on the board of Transkaryotic Therapies, Inc. and the Boards of Visitors at Columbia College, Columbia University and Georgetown University School of Medicine. He is a Clinical Professor, Department of Psychiatry, Georgetown University School of Medicine, Washington, D.C. Mr. Langer ceased to be our employee effective as of July 8, 2005.
     Mr. Jaspal Singh Bajwa is President of our Branded Formulations (Rest of the World) business. He joined us from Marico Industries, where he was Executive Director and Chief Operating Officer. He has 26 years of diverse experience in the consumer and healthcare products industries, having worked with Nestlé, S.A. and Bausch and Lomb, Inc. He started his career with Nestlé, S.A. After 15 years with Nestlé, S.A. in Sales and Marketing, his last position was Chief of Marketing in India. Subsequently, he spent over 10 years with Bausch and Lomb, Inc., where he held several senior management positions including those of Managing Director for India/ SAARC, and Head of their Canadian Subsidiary. He has a Bachelor’s degree in Food Technology and an MBA from the Indian Institute of Management, Ahmedabad.
     Mr. K.B. Sankara Rao is Senior Vice President responsible for Integrated Product Development for our Global Formulations, Generics and API businesses. He has been with us since 1986 in various capacities, providing the initial impetus to our Formulations business by establishing the manufacturing facilities and upgrading standards to the present day business needs which resulted in the attainment of various statutory approvals, including in the U.K. MHRA approval. He is also responsible for the design and implementation of the “Self Managing Team” concept in two of our Formulations manufacturing units. He holds a Masters degree in Pharmacy from Andhra University. He is a life member of the Indian Pharmaceutical Association amongst his other affiliations. He has also been a member of CII-Southern Regional Quality & Productivity Sub-committee.
     Mr. Mark Hartman is Executive Vice President of our North America Generics business. He has 17 years of experience in the pharmaceutical industry. Before joining us, Mark spent five years at Watson Laboratories. His last three positions at Watson were Director of Marketing for Trade & Managed Care, Executive Director, Sales & Marketing – Watson Generics, and Vice President, Sales & Marketing, Watson Generics. He was involved in multiple product and company acquisitions during his tenure with Watson. Before Watson, he was Director of Marketing for Alpharma USPD, Marketing Manager at Geneva Pharmaceuticals, and held various brand and generic sales and marketing positions during his 10 years at Lederle Laboratories. He holds a bachelors degree in Dairy Science from Virginia Tech, Virginia.
     Mr. Osagie O. Imasogie is the Executive Vice President of Global Corporate Business Development. Prior to joining us, he was Chief Executive Officer of Trigenesis Therapeutics Inc. Prior to that he was Vice-President and Director, GSK Ventures, GlaxoSmithKline Research and Development and was instrumental in the external value maximization of various GlaxoSmithKline research and development assets, such as compounds, technology platforms, databases / libraries and patents. He worked with Smithkline Beecham Corporation as a Senior Counsel for a short time before becoming the founding General Counsel & Secretary, Endo Pharmaceuticals Inc., a start-up specialist pharmaceutical company. As a

Senior Vice President, Business Development at Endo, he was responsible for all of Endo’s Worldwide Business Development initiatives. A business executive and attorney, he has over 20 years of professional experience in areas including the healthcare/pharmaceutical industry, business development, corporate finance, corporate law, intellectual property and consulting with Price Waterhouse, DuPont Merck Pharmaceutical Company and Genesiscorp Limited. He obtained his initial legal education in Nigeria before earning his LL.M at the London School of Economics and another LL.M from the University of Pennsylvania School of Law in Philadelphia. Mr. Imasogie ceased to be our employee effective as of June 30, 2005
     Dr. R. Rajagopalan is President of our Discovery Research segment. He started his career with Hoechst India Ltd and was associated with their drug discovery program in various capacities for over two decades. He was the principal research scientist in Hoechst when he chose to join us to head our Pharmacology Research and Development group in 1994. He was instrumental in building the discovery biology capabilities at Discovery Research and was promoted to Senior Vice-President, Discovery Biology in 2000. He graduated in 1970 from Madras University with a Bachelor’s of Science degree with chemistry as a major and obtained a Master’s degree in Pharmacology at the same university. He undertook Doctoral study in pharmacology at the Bombay University. He has several research publications and patents to his credit.
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
     Mr. Saumen Chakraborty is Executive Vice-President and Global Chief of Human Resources (HR). He has 16 years of experience in strategic and operational aspects of management. Prior to joining us, he held various positions including line manager and a HR facilitator, with diverse portfolios such as Senior Manager (Finance & Accounts) in Eicher, and Vice President (Operations) in Tecumseh. A member of various industry fora including the CII and the National HRD Network, he graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from Indian Institute of Management, Ahmedabad.
     Dr. Uday Saxena is our Chief Scientific Officer. Since 2002, he has also been the President and CEO of Reddy US Therapeutics, Inc., our subsidiary located in Atlanta, Georgia. Reddy US Therapeutics, Inc. is engaged in drug discovery in the areas of diabetes, inflammation and cardiovascular disease. He has been in the pharmaceutical/biotech industry for over a decade. From 1997 to early 2000, he was Vice President of Research and a member of the executive committee at AtheroGenics, Inc, a publicly traded biopharmaceutical company located in Alpharetta, Georgia. While at AtheroGenics, he directed several drug discoveries and early development programs that lead to identification of novel compounds currently in late phase clinical trails for restenosis, atherosclerosis and chronic inflammation. Prior to that he was at Parke-Davis Research Division, Ann Arbor, Michigan, where he was responsible for establishing a discovery program in inflammation and atherosclerosis.
Mr. Jeffrey Wasserstein is Executive Vice President of our North America Specialty business. He joined us in January 2005. He focuses on building our specialty business in North America and in addition works with the North American Management Team on selected opportunities for adding value to our other businesses in North America. Prior to joining us he had a long career with Schering Plough Corporation where he was Senior Vice President of Corporate Consent Decree Integration. Prior to this role, he was the President of Schering Canada. He also held several positions of increasing responsibility at the Vice President level over Corporate Business Development, Strategic Planning & Internal Consulting and as Associate General Counsel-Commercial. Prior to joining Schering Plough Corporation, he was an Associate Attorney with Wachtell, Lipton, Rosen & Katz. He holds a Bachelor of Art’s degree from Franklin & Marshall College and a J.D. degree from New York University School of Law.
6.B. Compensation of directors and executive officers
Directors’ compensation
     Full-Time Directors. The compensation of our Chairman, Chief Executive Officer and Chief Operating Officer (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. The compensation committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the

“Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting.
     Our shareholders have approved the salary, benefits and maximum amount of commission for each of our full-time directors. Our Chief Operating Officer and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.5% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The compensation committee, which is composed of independent directors, recommends the commission for our Chairman, Chief Executive Officer and Chief Operating Officer within the limits of 1%, 0.5% and 0.5% respectively of the net profits (as defined under the Indian Companies Act, 1956) for the fiscal year.
     Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of Rs.5,000 (U.S.$115.2) for every Board meeting and Board committee meeting they attend. In fiscal 2005, we paid an aggregate of Rs.392 thousands (U.S.$8,986) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our shareholders have approved a maximum commission up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for the fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit.
     For fiscal 2005, the directors were entitled to the following amounts as compensation:
Rs. in thousands

Name of Directors	Attendance fees	Commission	Salary	Perquisites	Total
Dr. K. Anji Reddy	NA	4,337	1,800	144	6,281
Mr. G. V. Prasad	NA	2,169	1,080	195	3,444
Mr. Satish Reddy	NA	2,169	1,080	195	3,444
Mr. Anupam Puri	70	383	NA	NA	453
Prof. Krishna G. Palepu	57	383	NA	NA	440
Dr. Omkar Goswami	80	383	NA	NA	463
Mr. P. N. Devarajan	100	383	NA	NA	483
Dr. P. Satyanarayana Rao(1)	10	—	NA	NA	10
Mr. Ravi Bhoothalingam	65	383	NA	NA	448
Dr. V. Mohan	10	256	NA	NA	266

(1)	Retired as Director at the annual General Meeting held on July 28, 2004.
     Stock Options to Directors. We introduced the Dr. Reddy’s Employee Stock Option Scheme, 2002 in fiscal 2002. Our full-time directors are not eligible to participate in this plan. None of the non-full time directors were granted any options under this plan in fiscal 2005.
Executive officers’ compensation
     The initial compensation to all our executive officers is determined through appointment letters issued at the time of employment. The appointment letter provides the initial amount of salary and benefits the executive officer will receive as well as a confidentiality provision and a non-compete provision applicable during the course of the executive officer’s employment with us. We provide salary, certain perquisites, retirement benefits, stock options and variable pay to our executive officers. The compensation committee of the Board reviews the compensation of executive officers on a periodic basis.
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

     Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation,” above. The following table presents the annual compensation paid for services rendered to us for fiscal 2005 and stock options held by all of our other executive officers as of March 31, 2005:

	Compensation	Stock Options
Name	Rs. in Thousands	Date of grant	No. of options	Exercise price	Expiry Date
Mr. V.S. Vasudevan	7,213	05.09.2002	5,740	1,063.02	(2)
		05.13.2003	10,000	883.00	(2)
		05.27.2004	10,000	885.00	(2)
Mr. Abhijit Mukherjee	5,834	01.24.2005	3,200	5.00	(2)
Mr. Alan Shepard(1)	3,430	—	—	—	-
Mr. Andrew Miller	18,766	01.29.2002	30,000	977.30	01.28.2007
		01.24.2005	6,800	5.00	(2)
Mr. Arun Sawhney	9,289	01.24.2005	11,880	5.00	(2)
Mr. Ashwani Kumar Malhotra	5,160	01.24.2005	3,520	5.00	(2)
Dr. Dennis Langer	16,968	01.19.2004	80,000	5.00	(2)
		01.24.2005	12,000	5.00	(2)
		02.18.2005	12,000	5.00	(2)
Mr. Jaspal Singh Bajwa	9,203	01.24.2005	8,000	5.00	(2)
Mr. K.B. Sankara Rao	4,941	01.24.2005	7,718	5.00	(2)
Mr. Mark Hartman	16,464	05.09.2002	60,000	1,063.02	(3)
		05.13.2003	10,000	883.00	(2)
		05.27.2004	6,000	885.00	(2)
Mr. Osagie O. Imasogie(2)	12,275	—	—	—	—
Dr. R. Rajagopalan	5,203	01.24.2005	9,680	5.00	(2)
Mr. Raghu Cidambi	4,200	01.24.2005	8,000	5.00	(2)
Mr. Saumen Chakraborty	6,594	05.13.2003	7,500	883.00	(2)
		01.24.2005	7,200	5.00	(2)
Dr. Uday Saxena	11,681	01.24.2005	8,000	5.00	(2)

(1)	Joined in November 2004

(2)	The expiry period is 5 years from the date of vesting. The options vest each year over a period of 4 years.

(3)	The expiry period is 5 years from the date of vesting. The options vest each year over a period of 3 years.
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
     In respect of certain of our other employees, the gratuity benefit is provided through annual contribution to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with us, although the LIC administers the fund and determines the contribution premium required to be paid by us. The net contribution amounts recognized by us were Rs.24.0 million, Rs.18.0 million and Rs.31.2 million during the years ended March 31, 2003, 2004 and 2005, respectively.
     Superannuation benefits. Apart from being covered under the Gratuity Plan described above, our senior officers also participate in superannuation, a defined contribution plan administered by the LIC. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.19.4 million, Rs.24.2 million and Rs.27.0 million to the superannuation plan during the years ended March 31, 2003, 2004 and 2005, respectively.
     Provident fund benefits. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to

12% of the covered employee’s salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.47.5 million, Rs.58.7 million and Rs.64.2 million to the provident fund plan during the years ended March 31, 2003, 2004 and 2005, respectively.
6.C. Board practices
     Our Articles of Association require us to have a minimum of 3 and a maximum of 20 directors. As of March 31, 2005, we have 9 directors on our Board, of which 6 are non-full time independent directors.
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
     The terms of each of our directors and their expiration dates are provided in the table below.

Expiration of Current
Name	Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)	July 13, 2006	5 years	21 years
Mr. Satish Reddy (1)	September 30, 2007	5 years	12 years
Mr. G. V. Prasad (1)	January 30, 2006	5 years	19 years
Mr. Anupam Puri (2)	Retirement by rotation	Due for retirement by rotation in 2007	3 years
Dr. Krishna G. Palepu (2)	Retirement by rotation	Due for retirement by rotation in 2005	3 years
Mr. P. N. Devarajan (2)	Retirement by rotation	Due for retirement by rotation in 2006	4.5 years
Dr. Omkar Goswami (2)	Retirement by rotation	Due for retirement by rotation in 2006	4.5 years
Mr. Ravi Bhoothalingam (2)	Retirement by rotation	Due for retirement by rotation in 2005	4.5 years
Dr. V. Mohan (2)	Retirement by rotation	Due for retirement by rotation in 2006	9 years

(1)	Full time director.

(2)	Non-full time independent director.
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
Committees of the Board
     Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We have seven Board-level Committees:
•	Audit Committee.

•	Compensation Committee.

•	Nomination Committee.

•	Shareholders’ Grievance Committee.

•	Management Committee.

•	Investment Committee.

•	Strategy Committee.
     The details of the Audit Committee, Compensation Committee and Nomination Committee are discussed hereunder.
     Audit Committee. Our management is primarily responsible for our internal controls and financial reporting process. Our statutory auditors are responsible for performing independent audits of our financial statements in accordance with generally accepted auditing standards and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial controls and reporting.

     The Audit Committee consists of the following 5 non-full time independent directors:
•	Dr. Omkar Goswami (Chairman)

•	Mr. Anupam Puri

•	Prof. Krishna G. Palepu

•	Mr. P. N. Devarajan

•	Mr. Ravi Bhoothalingam
     Our Company Secretary is the Secretary of the Audit Committee. This Committee met on four occasions during fiscal 2005. Our statutory auditors were present at all Audit Committee meetings during the year.
     The primary responsibilities of the Audit Committee are to:
•	Supervise the financial reporting process;

•	Review the financial results, along with the related public filings, before recommending them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with statutory auditors on the nature and scope of audits, and any views that they have about the financial control and reporting processes;

•	Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of external auditors and their fees;

•	Review the independence of our auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our Indian and foreign subsidiaries;

•	Review related party transactions; and

•	Review the functioning of our whistle blower policies and procedures.
     Compensation Committee. The Compensation Committee considers and recommends to the Board the compensation of the full time directors and executives above Vice-President level, and also reviews the remuneration package that we offer to different grades/levels of our employees. The Compensation Committee also administers our Employee Stock Option Scheme.
     The Compensation Committee consists of the following five non-full time, independent directors:
•	Mr. Ravi Bhoothalingam (Chairman)

•	Mr. Anupam Puri

•	Prof. Krishna G. Palepu

•	Dr. Omkar Goswami

•	Mr. P. N. Devarajan
     The Executive Vice President and Global Chief of Human Resources is the Secretary of the Committee. The Compensation Committee met three times during fiscal 2005.
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

     The Nomination Committee consists of the following five non-full time, independent directors:
•	Mr. Anupam Puri (Chairman)

•	Prof. Krishna G. Palepu

•	Dr. Omkar Goswami

•	Mr. P. N. Devarajan

•	Mr. Ravi Bhoothalingam
     Our Company Secretary is the Secretary of the Committee. The Nomination Committee met once during fiscal 2005.
Corporate Governance
     We constantly endeavor to improve our corporate governance and disclosure practices. As part of this process, the following major initiatives were undertaken by us during fiscal 2005:
•	Separate meetings of small groups of Directors, essentially functioning as informal special committees, on specific business and control matters.

•	Separate meetings of independent Directors in executive sessions, without the presence of management.

•	Representation of independent Directors by nomination of a lead independent Director.
     Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Exchange Act) are permitted to follow home country practice in lieu of the provisions of this Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:
(i)	establish an independent audit committee that has specified responsibilities;

(ii)	provide prompt certification by its chief executive officer of any material non-compliance with any corporate governance rules;

(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and

(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.
     The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Six of our nine Directors are “independent directors,” as defined by the NYSE.

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have a Nomination Committee composed entirely of independent directors which meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of the Nomination Committee.
Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that addresses the committee’s purpose	We have a Compensation Committee composed entirely of independent directors which meets these requirements. The committee has a written charter

Standard for U.S. NYSE Listed Companies	Our practice
and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.	that meets these requirements. We do not have a practice of evaluating the performance of Compensation Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act.

The audit committee must have a minimum of three members all being independent directors.

The audit committee must have a written charter that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have an audit committee composed of five members, all being independent directors. The committee has a written charter that meets these requirements. We also have an internal audit function. We do not have a practice of evaluating the performance of our Audit Committee

Each listed company must have an internal audit function.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plan was approved by our shareholders.

Listed companies must adopt and disclose corporate governance guidelines.	We have not adopted corporate governance guidelines.

All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We comply with this standard. More details on our Code of Business Conduct and Ethics are given under Item 16.B.

Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This requirement is being addressed by way of this table.

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.
No such certification has been issued.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.
There are no such instances.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.
As a foreign private issuer, we are not required to submit our initial Annual Written Affirmation until 30 days after July 31, 2005.

6.D. Employees
     The following table sets forth the number of our employees during fiscal 2003, 2004 and 2005.
For the Fiscal Year Ended March 31, 2005

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	45	2,517	2,562
Sales and Marketing(2)	21	4	1,833	1,858
Research & Development	15	2	1,106	1,123
Others(3)	45	13	534	592

Total	81	64	5,990	6,135

For the Fiscal Year Ended March 31, 2004

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	52	2,270	2,322
Sales and Marketing(2)	25	4	2,193	2,222
Research & Development	17	—	876	893
Others(3)	33	3	682	718

Total	75	59	6,021	6,155

For the Fiscal Year Ended March 31, 2003

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	48	2,206	2,254
Sales and Marketing(2)	22	3	2,079	2,104
Research & Development	16	—	817	833
Others(3)	29	3	629	661

Total	67	54	5,731	5,852

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.
     We have not experienced any material work stoppages in the last three fiscal years and we consider our relationship with our employees and labor unions to be good. Approximately 13% of our employees belong to labor unions. We did not experience any strikes at our manufacturing facilities in fiscal 2005.

6.E. Share ownership
     The following table sets forth, as of March 31, 2005 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

		% of
	No. of shares	outstanding	No. of	Fiscal Year
Name	held(1),(3)	capital	options held	of the Grant	Exercise price		Expiration date

Dr. K. Anji Reddy(2),(4)	400,478	0.52%	—	—		—	—
Mr. G.V. Prasad(4)	686,772	0.90%	—	—		—	—
Mr. Satish Reddy(4)	597,916	0.78%	—	—		—	—
Mr. Anupam Puri	—	—	—	—		—	—
Prof. Krishna G Palepu	—	—	—	—		—	—
Dr. Omkar Goswami	—	—	—	—		—	—
Mr. P.N. Devarajan	—	—	—	—		—	—
Mr. Ravi Bhoothalingam	—	—	—	—		—	—
Dr. V. Mohan	—	—	—	—		—	—
Mr. V.S. Vasudevan	—	—	5,740	2003	Rs.	1,063.02	(5)
			10,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
Mr. Abhijit Mukherjee	—	—	3,200	2005		5.00	(5)
Mr. Alan Shephard	—	—	—	—		—	—
Mr. Andrew Miller	—	—	30,000	2002		977.30	01.28.2007
			6,800	2005		5.00	(5)
Mr. Arun Sawhney	—	—	11,880	2005		5.00	(5)
Mr. Ashwani Kumar Malhotra	—	—	7,408	2005		5.00	(5)
Dr. Dennis Langer	—	—	104,000	2005		5.00	(5)
Mr. Jaspal Singh Bajwa	—	—	8,000	2005		5.00	(5)
Mr. K.B. Sankara Rao	23,724	—	7,718	2005		5.00	(5)
Mr. Mark Hartman	—	—	60,000	2003		1,063.02	(6)
			10,000	2004		883.00	(5)
			6,000	2005		885.00	(5)
Mr. Osagie O. Imasogie	26,872	—	—	—		—	—
Dr. R. Rajagopalan	—	—	9,680	2005		5.00	(5)
Mr. Raghu Cidambi	—	—	8,000	2005		5.00	(5)
Mr. Saumen Chakraborty	1,000	—	7,500	2004		883.00	(5)
			7,200	2005		5.00	(5)
Dr. Uday Saxena	75,000	—	8,000	2005		5.00	(5)

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	All shares have voting rights.

(4)	Not eligible for grant of Stock Options.

(5)	The expiry period is 5 years from the date of vesting. The options vest each year over a period of 4 years.

(6)	The expiry period is 5 years from the date of vesting. The options vest in graded manner over a period of 3 years.
Employee Stock Incentive Plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”): We instituted the DRL 2002 Plan, our employee stock option scheme, in fiscal 2002 for all eligible employees. The shareholders approved the reservation of 2,295,478 equity shares (being 3% of the outstanding equity shares on that day) for the purposes of making grants of options under the DRL 2002 Plan. The DRL 2002 Plan is applicable to our employees and directors and to employees and directors of our subsidiaries. The DRL 2002 Plan is not applicable to promoter directors, promoter employees and the persons holding 2% or more of our outstanding share capital.
     The Compensation Committee administers the DRL 2002 Plan and determines the employees and directors eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant, with a minimum vesting period of 12 months.
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock options grants in two categories:
     Category A: 1,721,700 stock options, out of the total of 2,295,478, were reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

     Category B: 573,778 stock options, out of the total of 2,295,478, were reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The fair market value of a share on each grant date falling under Category A above is defined as a price which is not less than the weighted average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period, as may be decided by the Compensation Committee. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     On January 24, 2005, certain employees surrendered their fair market value options (Category A) and we issued par value options (Category B) to such employees. This transaction was a modification of the DRL 2002 Plan and the incremental expenses, being the difference between the fair value of the Category A options on the date of modification and the fair value of the Category B options as per the guidance in SFAS 123, has been recognized in the statements of operation over the vesting period of the Category B options.
     Stock option activity under the DRL 2002 Plan in two categories of options (i.e. fair market value and par value options) is as follows:

	Fiscal Year Ended March 31, 2004
					Weighted-
				Weighted-	average
				average	remaining
	Shares arising	Range of exercise		exercise	contractual
	out of options	prices		price	life (months)
Outstanding at the beginning of the period	543,871	Rs.	884-1,063.02	Rs.995.42	56
Granted during the period	423,300		883-1,396	934.44	62
Expired / forfeited during the period	(53,132)		883-1,063.02	962.54	—
Exercised during the period	(3,001)		911-1,063.02	1,013.12	—

Outstanding at the end of the period	911,038		883-1,396	968.95	66

Exercisable at the end of the period	315,068	Rs.	884-1,063.02	Rs.976.15	45

Category A — Fair Market Value Options	Fiscal Year Ended March 31, 2005
				Weighted-
			Weighted-	average
			average	remaining
	Shares arising	Range of exercise	exercise	contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	911,038	Rs.883-1,396	Rs.968.95	66
Granted during the period	466,500	747-885	872.82	82
Expired / forfeited during the period	(352,657)	765-1,063.02	918.84	—
Expired during the period due to surrender	(725,931)	747-1,396	928.07	—
Exercised during the period	—	—	—	—

Outstanding at the end of the period	298,950	747-1149	977.31	50

Exercisable at the end of the period	188,538	Rs.883-1,149	Rs.996.54	35

Category B — Par Value Options	Fiscal Year Ended March 31, 2005
Weighted-
			Weighted-	average
			average	remaining
	Shares arising	Range of exercise	exercise	contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	—	—	—	—
Granted during the period	383,523	Rs.5	Rs.5	84
Forfeited during the period	(3,974)	5	5	—
Exercised during the period	—	—	—	—

Outstanding at the end of the period	379,549	5	5	84

Exercisable at the end of the period	—	—	—	—

     The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the years ended March 31, 2004 and March 31, 2005 was Rs.410.50 and Rs.377.60. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the year ended March 31, 2005 was Rs.707.40.
     Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan: In fiscal 2001, Reddy US Therapeutics, Inc. (“Reddy US”), a consolidated subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan (the “US Plan”) to provide for issuance of stock options to its employees and certain related non-employees. When the U.S. Plan was established, Reddy US reserved 500,000 shares of its common stock for issuance under the plan. Under the U.S. Plan, stock options were granted at a price per share not less than the fair market value of the underlying shares of common stock on the date of grant. The options were to vest over a period of 4 years from the date of the grant, with 25% of the options vesting at the end of each year.
     In fiscal 2004, we determined that it would be in our interests to terminate the US Plan. We accomplished this by causing Reddy US to accelerate the vesting period of the options issued under the US Plan. As a result, all of the Reddy US options were vested and exercised by employees. Contemporaneous with the acceleration, we granted a put option to the employees to swap the shares of Reddy US common stock arising out of this acceleration with our ADSs at an agreed ratio of 7 ADS to every 100 outstanding shares of Reddy US common stock. All the Reddy US option holders exercised this put option, which resulted in our issuing 20,405 ADS in exchange for all of the outstanding shares of Reddy US. The transaction was consummated on December 2, 2003 by issuing the treasury stock acquired during the period. Accordingly, there were no options outstanding under the US Plan during fiscal 2005.
     We have evaluated this transaction and have applied the accounting method described in FASB Interpretation No. 44 and EITF Issue No. 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44”, and have determined the award as a liability. Consequently an amount of Rs.25.6 million has been accounted for as compensation cost. Further, an amount of Rs.0.2 million, representing the unrecognized compensation cost, was recognized as a result of this acceleration.
     Aurigene Discovery Technologies Limited ESOP Plan 2003. Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Aurigene Employee Plan”) to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at an exercise price as may be determined by Aurigene’s compensation committee. On August 1, 2003, 200,000 stock options at an exercise price of Rs.10 each were awarded to the employees of Aurigene and its subsidiary with a vesting period of 3 years (i.e., they fully vest on July 31, 2006). As of March 31, 2005, there were 197,178 stock options outstanding.

     Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan. In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Aurigene Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as may be determined by Aurigene’s compensation committee. For fiscal 2004, a total of 783,333 stock options at an exercise price of Rs.10 each were awarded to the employees of Aurigene on August 1, 2003 and the recipients have a period of 7 years (i.e., until July 31, 2010) to exercise the options. The exercise price is equal to the fair value of the underlying equity shares as determined by Aurigene’s compensation committee. As of March 31, 2005, there were 100,000 stock options outstanding under the Aurigene Management Plan.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major shareholders
     A total of 26.30% of our equity shares is held by the following parties:
•	Dr. K. Anji Reddy (Chairman),

•	Mr. G .V. Prasad (Executive Vice Chairman and CEO),

•	Mr. Satish Reddy (Managing Director and COO),

•	Mrs. K. Samrajyam, wife of Dr. K. Anji Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and

•	Dr. Reddy’s Holdings Private Limited (a company in which Dr. K. Anji Reddy owns 40% of the equity and remainder is owned by Mr. G V Prasad, Mr. Satish Reddy and the Family Members)
     The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2005:

Name	Equity Shares
	Beneficially Owned (1)
	Number	Percentage
	of Shares	of Shares
Dr. K. Anji Reddy(2)	18,278,208	23.89%
Mr. G.V. Prasad	686,772	0.90%
Mr. Satish Reddy	597,916	0.78%
Family Members	558,428	0.73%
Subtotal	20,121,324	26.30%

Others/public float	56,397,625	73.70%

Total number of shares outstanding	76,518,949	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provide that shares are beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)	Dr. Reddy’s Holdings Private Limited owns 17,877,730 shares of Dr. Reddy’s Laboratories Limited. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Private Limited. The remainder is owned by Mr. G V Prasad, Mr. Satish Reddy and the Family Members. The entire amount beneficially owned by Dr. Reddy’s Holdings Private Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy.
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

     The following shareholders hold more than 1% of the equity shares of our company as of June 30, 2005 as compared to the shareholding as of March 31, 2005, March 31, 2004 and March 31, 2003.

Name	30-June-05		31-Mar-05		31-Mar-04		31-Mar-03
	No. of equity	% of equity	No. of equity	% of equity	No. of equity	% of equity	No. of equity	% of equity
	shares held*	shares held	shares held*	shares held	shares held*	shares held	shares held*	shares held
Dr. Reddy’s Holdings Pvt. Limited	17,889,030	23.37	17,877,730	23.36	17,461,730	22.82	17,461,730	22.82
Life Insurance Corporation of India	7,390,903	9.66	7,355,048	9.61	5,295,128	6.92	5,038,583	6.58
HSBC Global Investment Funds	1,569,969	2.05	1,471,921	1.92	1,535,700	2.01	89,931	0.12
J P Morgan Flemming Assets Management	1,211,857	1.58	435,000	0.57	244,000	0.32	—	—
FID Funds (Mauritius) Limited	1,032,564	1.35	602,734	0.79	—	—	—	—
Deutsche Securities Mauritius Limited	876,779	1.15	705,390	0.92	—	—	—	—
Government of Singapore	809,491	1.06	745,465	0.97	681,457	0.89	484,777	0.63

     Note: Does not include ADS holdings
     All of our shares carry the same voting rights.
     As of March 31, 2005, we have 76,518,949 issued and outstanding equity shares. As of March 31, 2005 there were 69,538 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 per value per share. As of March 31, 2005, 26.49% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2005 we had approximately 12,049 ADS holders on record in the U.S.
7.B. Related party transactions
     We have entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	AR Chlorides for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited for purchase and sale of active pharmaceutical ingredients and intermediates;

•	Madras Diabetes Research Foundation for undertaking research on our behalf;

•	Dr. Reddy’s Heritage Foundation for purchase of services;

•	SR Enterprises for transportation services; and

•	Manava Seva Dharma Samvardhani Trust for social contribution to which we have made contribution.
          Our directors have either a significant ownership interest, controlling interest or exercise significant influence over these entities (“significant interest entities”). We have also entered into transactions with our employees and directors and their relatives.
•	One of our executives and U.S. general counsel, hired on July 15, 2002, is a shareholder of a law firm that we engage for legal services. Legal fees paid by us to such law firm were Rs.373,563, Rs.423,137 and Rs.468,758 during the years ended March 31, 2003, 2004 and 2005 respectively.
          The following is a summary of significant related party transactions:

	Fiscal Year Ended March 31,
	2003		2004	2005
Purchases from:
Significant interest entities	Rs.	50,943	Rs.59,889	Rs.	45,239
Reddy Kunshan		—	107,801		39,278

	Fiscal Year Ended March 31,
	2003	2004	2005
Sales to:
Significant interest entities	763	1,185	1,055

Administrative expenses paid to:
Significant interest entities	7,749	4,793	4,649
Directors and their relatives	16,807	16,891	17,144
     We have the following amounts due from related parties:

	As of March 31,
	2004	2005
Directors and their relatives	Rs.3,680	Rs.3,680
Employee loans	39,776	18,199

	Rs.43,456	Rs.21,879

     We have the following amounts due to related parties:

	As of March 31,
	2004	2005
Significant interest entities	Rs.14,009	Rs.10,996
Reddy Kunshan	12,410	5,401
Interest free deposit from affiliate	53,000	—
Payable towards legal fees	121,751	123,106

	Rs.201,170	Rs.139,503

As of March 31, 2005, the outstanding amounts of employee loans are given below:

Repayable in the year ending March 31:
2006	Rs.	10,812
2007		5,316
2008		1,819
2009		226
2010		26
Thereafter		—

	Rs.	18,199

7.C. Interests of experts and counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated statements and other financial information
     The following financial statements and auditors report for fiscal 2005 are incorporated herein by reference and are included in Item 18 of this report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2004 and 2005.

•	Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005.

•	Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended March 31, 2003, 2004 and 2005.

•	Consolidated Statements of Cash Flow for the years ended March 31, 2003, 2004 and 2005.

•	Notes to the Consolidated Financial Statements.
Amount of Export Sales

     For the fiscal year ended March 31, 2005, our export revenues were Rs.12,778.9 million, contributing 65.6% to our total revenues.
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
     Norfloxacin litigation
     We manufacture and distribute norfloxacin, a formulations product. Under the Drugs (Prices Control) Order, 1995 (“DPCO”), the government of India has the authority to designate a pharmaceutical product as a “specified product” and to fix the maximum selling price for such product. In 1995, the government of India issued a notification and designated norfloxacin as a “specified product” and fixed the maximum selling price.
     In 1996, we filed a writ petition in the Honorable High Court of Andhra Pradesh, Hyderabad (the “High Court”), against this notification on the ground that the government of India failed to comply with the rules of the DPCO. In 1996, the High Court granted an interim order in our favor. In April 2004, the High Court issued an order dismissing the writ petition. Thereafter, we filed a review petition in the High Court, which was dismissed in October 2004. Subsequently, we appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court. However, in March 2005, we received a notice from the government of India demanding the recovery of the price we charged for norfloxacin in excess of the maximum selling price fixed by the government of India including interest thereon. As the matter is pending before the Supreme Court, we are of the opinion that the notice received from the government of India cannot be construed as a final demand, hence no payment has been made in respect of this notice, although we have made a provision for the required amount in our books of accounts in fiscal 2004. As of March 31, 2005, we have provided an amount of Rs.183.6 million representing the excess of the actual selling price over the maximum selling price fixed by the Indian government.
     In the event that we are unsuccessful in the litigation in the Supreme Court, we will be required to remit the sale proceeds in excess of the maximum selling price to the Indian government and penalties or interest, if any, the amounts of which are not readily ascertainable.
     Sale of OOO JV Reddy Biomed Limited
          In October 2004, we signed an agreement to sell our equity shares in OOO JV Reddy Biomed Limited, a Russian company, to KT&T, a Russian company, for a total consideration of U.S $5 million. Under the terms of the agreement, the transfer of shares is to be completed by September 30, 2005. However, we were subsequently informed that a Moscow court has issued an order of injunction halting the transfer of shares. We are in the process of initiating an appeal against the Moscow Court decision. If we are unsuccessful in defending our right to transfer the shares, we may not be in a position to effect the transfer and complete the sale. We fully provided for our initial investment of U.S $1.93 million in OOO JV Reddy Biomed Limited in 1997. Pending resolution of the dispute, the amount received from KT&T has been treated as an advance in the consolidated financial statements.
     Others
     Additionally, the Company is involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.
Dividend Policy
     In the fiscal years ended March 31, 2003, 2004 and 2005, our shareholders declared cash dividends of Rs.5.0, Rs.5.0 and Rs.5.0, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors.
     Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are converted by the Depositary into U.S. Dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.
8.B. Significant changes
     In April 2005, the United States District Court for the Southern District of Indiana issued an opinion following the completion of a trial on Eli Lilly’s U.S. Patent No. 5,229,382 relating to Zyprexa(R) and found the patent to be valid. The court decision arises from a May 2001 suit filed by Eli Lilly against us alleging patent infringement on their ‘382 compound patent listed on the Orange Book. The trial was completed in April 2004. We have filed an appeal of the District Court’s decision with the United States Court of Appeals for the Federal Circuit.
ITEM 9. THE OFFER AND LISTING
9.A. Offer and listing details
Information Regarding Price History
     The following tables set forth the price history for our shares on The Stock Exchange, Mumbai, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE				NYSE
	Price Per Equity Share				Price Per ADS
Fiscal Year
Ended March 31,	High (Rs.)		Low (Rs.)		High ($)	Low ($)
2005	1,002.90		652.50		24.80	15.05
2004	1,470.00		808.00		33.05	17.58
2003	1,149.90		675.00		24.00	13.30
2002	1,120.00		432.00	(1)	25.64	10.04
2001	813.50	(1)	536.90	(1)	—	—	(2)

(1)	Stock prices per share have been restated to reflect a 2 for 1 stock split effective on October 25, 2001.

(2)	ADSs listed on April 11, 2001.

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)
September 30, 2003	1,225.00	994.00	27.90	21.85
December 31, 2003	1,470.00	1,045.00	32.32	23.14
March 31, 2004	1,469.80	959.15	33.05	23.02
June 30, 2004	1,002.90	692.00	24.80	16.73
September 30, 2004	795.00	652.50	17.74	15.05
December 31, 2004	879.00	703.00	19.90	16.18
March 31, 2005	890.00	690.00	19.89	16.56
June 30, 2005	762.00	613.00	17.59	14.91

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Month Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)
February 25, 2005	759.00	690.00	18.06	16.56
March 31, 2005	779.90	715.00	17.75	16.74
April 30, 2005	758.90	634.90	17.59	15.11
May 31, 2005	730.00	613.00	16.35	14.91
June 30, 2005	762.00	703.00	17.00	16.00
July 31, 2005	842.75	725.00	19.26	17.00

     Source: www.bseindia.com and www.adr.com, respectively.
9.B. Plan of distribution
     Not applicable.
9.C. Markets
Markets on Which Our Shares Trade
     Our equity shares are traded on The Stock Exchange, Mumbai (“BSE”) and National Stock Exchange Limited (“NSE”), or collectively, the “Indian Stock Exchanges”. Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the U.S. on the New York Stock Exchange (“NYSE”), under the ticker symbol “RDY”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001. Our shareholders approved the delisting of our shares from the Hyderabad Stock Exchange Limited, The Stock Exchange, Ahmedabad, The Madras Stock Exchange Limited, and The Calcutta Stock Exchange Association Limited at the general body meeting held on August 25, 2003. We have already received the delisting approval letters from these stock exchanges.
9.D. Selling shareholders
     Not applicable.
9.E. Dilution

     Not applicable.
9.F. Expenses of the issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A. Share capital
     Not applicable.
10.B. Memorandum and articles of association
     Dr. Reddy’s Laboratories Limited was incorporated under the Indian Companies Act, 1956. We are registered with the Registrar of Companies, Andhra Pradesh, and Hyderabad, India as Company No. 01-4507. Our registered office is located at 7-1-27, Ameerpet, Hyderabad — 500 016, India and the telephone number of our registered office is +91-40-23731946. The summary of our Articles of Association and Memorandum of Association that is included in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission’s (the “SEC”) on April 11, 2001, together with copies of the Articles of Association and Memorandum of Association that are included in our registration statement on Form F-1, are incorporated herein by reference.
     The Memorandum and Articles of Association were amended at the 17th Annual General Meeting held on September 24, 2001, 18th Annual General Meeting held on August 26, 2002 and 20th Annual General Meeting held on July 28, 2004. A full description of these amendments was given in the Form 20-F filed with the SEC on September 30, 2003 and September 30, 2004, which description is incorporated herein by reference.
10.C. Material contracts
     There are no material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our direct and indirect subsidiaries is party, for the two years immediately preceding the date of this Form 20-F.
10.D. Exchange controls
     Foreign investment in Indian securities, whether in the form of foreign direct investment or in the form of portfolio investment, is governed by the Foreign Exchange Management Act, 1999 (“FEMA”). Set forth below is a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, including the requirements under Indian law applicable to the issuance and transfer of ADSs.
     Foreign Direct Investment
     The Foreign Direct Investment Policy under the Reserve Bank of India’s (“RBI”) Automatic Route enables Indian companies (other than those specifically excluded in the scheme) to issue shares to persons who reside outside of India without prior permission from the RBI, except in cases where there are ceilings of investments in certain industry sectors and subject to certain conditions.
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
     Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In February 2000, the Department of Industrial Policy and Promotion issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the Foreign Investment Promotion Board and, in certain cases, without prior permission of the RBI. Over a period of time, the government of India has relaxed the restrictions on foreign investment.

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
     For investments in the pharmaceutical sector, the Foreign Direct Investment limit is 100%. Thus, foreign ownership of up to 100% of our equity shares would be allowed without prior permission of the Foreign Investment Promotion Board and, in certain cases, without prior permission of the RBI.
     Portfolio Investment Scheme
       Investments by persons of Indian nationality or origin residing outside of India (also known as non-resident Indians or “NRIs”), or overseas corporate bodies (“OCBs”) or registered Foreign Institutional Investors (“FIIs”) made through a stock exchange are known as portfolio investments (“Portfolio Investments”).
       Portfolio Investments by NRIs and OCBs
       A variety of methods for investing in shares of Indian companies are available to NRIs and to OCBs. These methods allow non-resident Indians and overseas corporate bodies to make portfolio investments in existing shares and other securities of Indian companies on a basis not generally available to other foreign investors.
     Overseas corporate bodies controlled by NRIs or OCBs were previously permitted to invest on favorable terms under the RBI’s “Portfolio Investment Scheme”. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various circumstances under the RBI’s foreign exchange regulations.
       Portfolio Investments by FIIs
     In September 1992, the government of India issued guidelines that enable FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India (“SEBI”), and a general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. Together, the initial registration and the RBI’s general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell unrestricted securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) participate in rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, interest income and any other compensation received pursuant to rights offerings of shares. The current policy with respect to purchase or sale of securities of an Indian company by an FII is in Schedule 2 and Regulation 5(2) of the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000.
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
     In our case, our shareholders have passed a resolution enhancing the limits of portfolio investment by foreign institutional investors in the aggregate to 49%. Non-resident Indians and overseas corporate bodies in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments.
     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Code”), upon the acquisition of more than 5%, 10%, 14%, 54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer is required to disclose the aggregate of his shareholding or voting rights in that target company to such company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. For these purposes, an “acquirer” means any person or entity who, directly or indirectly, either alone or acting in concert with any other person or entity, acquires or agrees to acquire shares or voting rights in, or control over, a target company.
     A person or entity who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his, her or its holdings to that company, which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed. A holder of our ADSs would be subject to these notification requirements.
     Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in the target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with guidelines or regulations regarding delisting of securities specified by SEBI. In addition, no acquirer may acquire more than 55% of the outstanding shares or voting rights of a publicly listed company through market purchases or preferential allotments. Any such acquisition beyond 55% is required to be divested within one year in a manner specified in the Takeover Code.
     Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to a holder of ADSs. This exemption will apply to a holder of ADSs only once he or she converts the ADSs into the underlying equity shares.
     We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a person or entity acquires or agrees to acquire 5% or more of the voting rights of our equity shares, the purchaser and we must, in accordance with the provisions of the Takeover Code, report its holding to us and the relevant stock exchanges. The listing agreements also provide that if any person or entity acquires or agrees to acquire our equity shares exceeding 15% of voting rights in our company or if any person or entity who holds a number of our equity shares which in the aggregate carry less than 15% of the voting rights seeks to acquire our equity shares exceeding 15% of voting rights in our company, then the acquirer/ purchaser must, in accordance with the provisions of the Takeover Code, before acquiring such equity shares, make an offer on a uniform basis to all of our remaining shareholders to acquire equity shares that have at least an additional 20% of the voting rights of our total outstanding equity shares at a prescribed price.
     Although the provisions of the listing agreements entered into between us and the Indian stock exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, our company and a depositary.
     Subsequent Transfer of shares

     A person resident outside India holding the shares or debentures of an Indian company may transfer the shares or debentures so held by him, in compliance with the conditions specified in the relevant Schedule of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2003.
     (i) A person resident outside India, not being a non-resident Indian (NRI) or an overseas corporate body (OCB), may transfer by way of sale or gift the shares or convertible debentures held by him or it to any person resident outside India;
     (ii) A non-resident Indian or an overseas corporate body may transfer by way of sale or gift, the shares or convertible debentures held by him or it to another non-resident Indian or overseas corporate body only;
     Provided that the person to whom the shares are being transferred, in terms of clause (i) and (ii), has obtained prior permission of Central Government to acquire the shares if he has previous venture or tie up in India through investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name called in the same field or allied field in which the Indian company whose shares are being transferred is engaged.
     Provided further that the restriction in clauses (i) and (ii) shall not apply to the transfer of shares to international financial institutions such as Asian Development Bank(ADB), International Finance Corporation (IFC), Commonwealth Development Corporation(CDC), Deutsche Entwicklungs Gescelscchaft (DEG) and transfer of shares of an Indian company engaged in Information Technology sector.
     (iii) A person resident outside India holding the shares or convertible debentures of an Indian company in accordance with the said Regulations,
          (a) may transfer the same to a person resident in India by way of gift;
          (b) may sell the same on a recognized Stock Exchange in India through a registered broker
     Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian company, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met.
     ADS guidelines
       Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993(the “1993 Regulations”), as modified from time to time, promulgated by the Government of India. The 1993 Regulations are in addition but without prejudice to the other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulations also affords to holders of the ADSs the benefits of Section 115AC of the Income Tax Act, 1961 for purpose of the application of Indian tax laws. In March 2001, the RBI issued a notification permitting, subject to certain conditions, two-way fungibility of ADSs. This notification provides that ADSs converted into Indian shares can be converted back into ADSs, subject to compliance with certain requirements and the limits of sectoral caps.
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
     Transfer of ADSs

     A person resident outside India may transfer ADSs held in Indian companies to another person resident outside India without any permission. A person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options.
     Shareholders resident outside India who intend to sell or otherwise transfer equity shares within India should seek the advice of Indian counsel to understand the requirements applicable at that time.
     The RBI placed various restrictions on the ability of OCBs to make investments in Indian companies in AP (DIR) Series Circular No. 14 dated September 16, 2003. For further information on these restrictions, the circular is available on www.rbi.org.in for review.
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
     The period of 60 days referred to above shall be read as 182 days in case of a citizen of India or a Person of Indian Origin living outside India who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.
     A company is a resident of India if it is formed or registered in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.
     Taxation of Distributions.
     a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 14.025%, including applicable surcharges and the special levy called the “education cess”, on the total amount it distributes, declares or pays as a dividend.
     b) Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.
     Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 10(36), 10(38), 45, 47(viia), 111A, 115AC and 115ACA, of the Income-tax Act, in conjunction with the Scheme. You should consult your own tax advisor concerning the tax consequences of your particular situation.
     A non-resident investor transferring our ADS or equity shares, whether transferred in India or outside India to a non-resident investor, will not be liable for income taxes arising from capital gains on such ADS or equity shares under the provisions of the Income-tax Act in certain circumstances. Equity shares (including equity shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long-term capital assets. If the equity shares are held for a period of less than 12 months from the date of conversion of the ADSs, the capital gains arising on the sale thereof is to be treated as short-term capital gains.
     Capital gains are taxed as follows:
•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharge and education cess.

•	long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, plus the applicable surcharge and education cess; and short-term capital gains on such transfer will be taxed at the maximum marginal rate of tax applicable to the seller, plus the applicable surcharge and education cess, if the sale of such equity shares is settled outside of a recognized stock exchange in India;

•	long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax and any short term capital gain is taxed at 10%, plus the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and securities transaction tax (STT) is paid on such sale. The rate of surcharge is currently 2.5% other than in the case of individuals whose taxable income is greater than Rs.1,000,000 where the rate of surcharge is 10%; and

•	short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of (i) 41.82%, including the prevailing surcharge and education cess, in case of foreign companies and (ii) 10%, in the case of resident employees or non-resident individuals. An additional surcharge of 10% will be charged if the aggregate taxable income exceeds Rs.1,000,000 during the relevant fiscal year. An education cess of 2% will be charged on tax and surcharge.
     As per Section 10(38) of the Income-tax Act, long term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India are exempt from Indian tax.
     As per Section 111A of the Income-tax Act, short term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India are subject to tax at a rate of 10.2% including education cess but excluding the applicable surcharge
     Purchase or sale of equity shares of a company listed on a recognized stock exchange in India is subject to a security transaction tax of 0.1% of the transaction value for any delivery based transaction and 0.02% for any non-delivery based transaction.
     The above taxes, except security transaction tax, may be offset by the available provisions of the Income Tax Act, 1961 in the case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.
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
     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax
(i) at variable rates with a maximum rate of 41.82%, including the prevailing surcharge and education cess, in the case of a foreign company and (ii) in the range of 30.6% to 33.66%, including the applicable surcharge, in the case of resident employees and of non-resident individuals with taxable income over Rs.250,000.
     Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income-tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to FIIs (as defined in Section 115AD of the Act) on the transfer of securities (as defined in Section 115AD of the Act).
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
     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10.2% plus surcharge. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.
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
     Backup Withholding Tax and Information Reporting Requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28% for amounts paid through December 31, 2010, and 31% thereafter) may apply unless the holder establishes that it is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.
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
     We do not believe that we satisfied either of the tests for passive foreign investment company status for our prior taxable year. However, a company’s status as a passive foreign investment company has to be determined on an annual basis. No assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:
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
     We are exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of our investments. We actively monitor these exposures. To manage the volatility relating to these exposures, we enter into a variety of derivative financial instruments to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates and to enhance the yield on the investment. We only sell existing assets in transactions and future transactions (in the case of anticipatory hedges), which we reasonably expect we will have in the future based on past experience. Our portfolio is only for hedging purpose.

Foreign Exchange Rate Risk
     We use the Indian rupee as our reporting currency and we are therefore exposed to foreign exchange movements, primarily in U.S. dollar, Euro, Pound sterling, Russian ruble, Brazilian real and Asian currencies. Consequently, we enter into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments, liabilities and anticipated transactions. We use forward contracts and foreign currency option contracts to hedge firm and anticipated net revenues in foreign currencies.
     A significant portion of our revenues are in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the Indian rupee and U.S. dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian rupee against the U.S. dollar can adversely affect our results of operations.
     We purchase forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. The forward contracts typically mature between one and six months. The Indian market for U.S. dollar forward contract is well traded up to 12 months. The counter parties for our exchange contracts are banks and counter party risk is minimal. Although we believe that these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market with resultant differences being recognized in the consolidated income statement.
     The following table sets forth sell U.S. dollars/Indian rupees foreign currency forward contracts held by us as of March 31, 2005 by maturity month of the contracts:

Description	Apr-05	May-05	Total
Contracts Outstanding (U.S.$ million)	25	5	30
Average Contractual Exchange Rate (U.S.$/Rs.)	43.67	43.64
     The following table sets forth buy U.S. dollars/Indian rupees foreign currency forward contracts held by us as of March 31, 2005 by maturity month of the contracts:

Description	Apr-05	May-05	Total
Contracts Outstanding (U.S.$ million)	20	20	40
Average Contractual Exchange Rate (U.S.$/Indian Rupees)	44.33	43.90
     The following table sets forth sell Pound sterling (“GBP”)/U.S. dollars foreign currency forward contracts held by us as of March 31, 2005 by maturity month of the contracts:

Description	May-05
Contracts Outstanding (GBP million)	2
Average Contractual Exchange Rate (GBP/U.S.$)	1.86
     As of March 31, 2005, the spot exchange rate was Rs.43.7450 per U.S. dollar. For each of the U.S. dollars/Indian rupees and Pound sterling/ U.S. dollars options, the strike price depends on the spot exchange rate on the date of expiration of the option.
     Increase/(decrease) in fair value of forward contracts and options has been recorded in the consolidated income statement in the foreign exchange (gain)/loss line item.
Sensitivity analysis of exchange rate risk
     A Rs.1 decrease/increase in the spot rate for exchange of Indian rupees with U.S. dollars would result in approximately Rs.10 million decrease/increase in the fair value of our short U.S. dollars/Indian rupees currency forward contracts outstanding as of March 31, 2005.

     A U.S.$0.10 decrease/increase in the spot rate for exchange of U.S. dollars with Pound Sterling would result in approximately U.S.$0.20 million decrease/increase in the fair value of our short Pound Sterling/U.S. dollars currency forward contracts outstanding as of March 31, 2005.
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
Interest Rate Risk
     As of March 31, 2005 we have no significant long-term borrowings on our books. Our investments in bank fixed deposits and short-term liquid mutual funds do not expose us to significant interest rate risk.
     Foreign Currency Investments. We have GBP 9.61 million deposits in foreign currency as a result of our issuance of ADSs. They are placed in fixed deposit GBP instruments. Proceeds from these deposits are expected to be used to fund overseas expansion of our operations.

Long Term Debt	For the Fiscal Year Ended March 31,
	2005			2004		2003
	Amount	Interest Rate		Amount	Interest Rate	Amount	Interest rate
Fixed rate of Interest	Rs.31.1 million	2	*%	Rs.183.7 million	2*-4%	Rs.184.7 million	2*-4%

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     Interest Rate Profile. An interest rate profile of long-term debt is given below:

	For the Fiscal Year Ended March 31,
	2005		2004	2003
Foreign Currency Loans	—		4%	4%
Rupee Term Loans	2	%*	2%	2-12%

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     Maturity Profile. A maturity profile of rupee term loans outstanding is as follows:
     Maturing in the year ending March 31:

Rs. in thousands

2006	5,920
2007	5,920
2008	5,920
2009	5,920
2010	5,920
Thereafter	1,465

31,065

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
     We have a written Treasury Policy, have implemented a strict segregation of front office, mid office and back office controls, and we do regular reconciliation’s of our positions with our counter parties. In addition, audits of the treasury function are performed at regular intervals.
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
Derivative financial instruments
     The contract or underlying principal amount of derivative financial instruments (in millions) at March 31, 2004 and 2005 are set forth by currency in the table below:

	For the Fiscal Year Ended March 31, 2005			For the Fiscal Year Ended March 31, 2004
	U.S. $	GBP	Rs.	U.S. $	GBP	Rs.
	million	million	million	million	million	million

Currency related instruments
Forward foreign exchange rate contracts (sell)	30	2	—	78	—	—
Forward foreign exchange rate contracts (buy)	40	—	—	—	—	—
Over the Counter currency options	—	—	—	15	6	—

Currency related derivatives	70	2	—	93	6	—

Interest rate related instruments
Interest rate swaps	—	—	—	—	—	2,500
Forward rate agreements	—	—	—	—	—	—
Interest rate options	—	—	—	—	—	—
Interest rate related derivatives	—	—	—	—	—	2,500
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Modification in the rights of security holders
     None.
Use of Proceeds
     On April 11, 2001, we completed our initial U.S. public offering (“U.S. IPO”), of 13,225,000 American Depositary Shares representing 6,612,500 equity shares of par value Rs.10 per share (including the exercise of the underwriters over allotment option consisting of 1,725,000 American Depositary Shares representing 862,500 equity shares) at a public offering price of U.S.$10.04 per American Depositary Share pursuant to a registration statement filed on Form F-1 (File No. 333-13310) with the SEC.
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
     In fiscal 2002, we retired U.S.$74.1 million of our liabilities, thereby reducing our interest outflows substantially. In April 2002, we also invested a sum of U.S.$9.0 million for the acquisition of U.K. based BMS Laboratories Limited (now Dr. Reddy’s Laboratories (EU) Limited) along with its wholly-owned subsidiary Meridian Healthcare Limited (now Dr. Reddy’s Laboratories (U.K.) Limited).
     The proceeds of the offering were utilized during fiscal 2004 as follows:

Amount in
Particulars	U.S.$ million
Loan to wholly owned subsidiary and a step down subsidiary	5.0
Payment of contingent consideration in relation to acquisition of BMS Laboratories Limited	0.2
Total utilization during the year	5.2
     The proceeds of the offering were utilized during fiscal 2005 as follows:

Amount in
Particulars	U.S.$ million
Expenses	0.7
Loan to an affiliate	0.9
Total utilization during the year	1.6
The balance of U.S.$35.5 million has been invested in bank deposits in India as well as outside India.

ITEM 15. CONTROLS AND PROCEDURES
     Our officers, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F have concluded that, as of such date, our disclosure controls and procedures were effective. See the certifications regarding disclosure controls and procedures set forth in Exhibits 99.1, 99.2, 99.3 and 99.4.
     During the period covered by this annual report, there were no changes in our internal controls over financial reporting that have materially affected or are reasonably likely to affect our internal controls over financial reporting.
ITEM 16. [RESERVED]
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee is composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. As of March 31, 2005, no member of our audit committee met the requirements to be an audit committee financial expert under the SEC definition. We believe that the combined knowledge, skills and experience of the Board of Directors and their authority to engage outside experts as they deem appropriate to provide them with advice on the matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.
ITEM 16.B. CODE OF ETHICS
     We have adopted a code of business ethics applicable to our executive officers, directors and all other employees, including a separate code of ethics applicable to our senior financial officers. A copy of the code is available, without charge, to all of our employees upon request to our human resources department, to investors by contacting our investor relations department and to others if a written request is made to our Company Secretary at our corporate office situated at 7-1-27, Ameerpet, Hyderabad — 500 016, Andhra Pradesh, India. The code is also available on our corporate website, www.drreddys.com. Any waivers of this code for executive officers or directors will be disclosed through filing of a Form 6-K. In addition, the audit committee of the Board of Directors has approved a whistleblower policy, which functions in coordination with our code of business ethics and provides an anonymous means for employees and others to communication with various internal organizations, including the audit committee of the Board of Directors.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth for the fiscal years ended March 31, 2004 and March 31, 2005, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

Type of Service	Fiscal Year Ended		Description of Services
	March 31, 2004	March 31, 2005
	(Rs. in thousands)
Audit Fees	Rs.8,750	Rs.8,575	Audit of financial statements and review of statutory filings
Audit-Related Fees	—	7,049	Services rendered in connection with the review of Sarbanes-Oxley documentation related to future certification
Tax Fees	50	225	—
All Other Fees	115	170	Statutory certifications, other certifications and advisory services

Total	Rs.8,915	Rs.16,019

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

     We changed our U.S. GAAP auditors from KPMG, an Indian partnership (“KPMG, India”), to KPMG, LLP, a U.K. limited liability partnership (“KPMG, U.K.”), for the fiscal year ended March 31, 2004 at the request of KPMG, India. As contemplated and disclosed in the Form 6-K we filed on June 8, 2004, the appointment of KPMG, U.K. as our U.S. GAAP auditors was expected to be transitory with the re-appointment of KPMG, India as our U.S. GAAP auditors anticipated upon completion of KPMG, India’s registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).
     KPMG, India has notified us of its registration with the PCAOB. The appointment of KPMG, India as U.S. GAAP auditors for the fiscal year ending March 31, 2005 has been approved by the Audit Committee of the Company.
     We report financial results in accordance with both U.S. GAAP and Indian GAAP. Under the rules promulgated by the U.S Securities and Exchange Commission (the “SEC”), the change from KPMG, U.K. to KPMG, India for fiscal year ending March 31, 2005 constitutes a change in the registrant’s certifying accountants.
     The reports of KPMG, U.K. on our financial statements for each of the fiscal years ended March 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.
     During the fiscal years ended March 31, 2003 and 2004 and through the date of change of auditors, there were no disagreements with KPMG, U.K. on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, U.K., would have caused them to make reference to the subject matter in connection with their reports on our financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.
ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
     We have not sought any exemption from the listing standards for audit committees applicable to us as foreign private issuer.
ITEM 16.E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     During fiscal 2005, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statement and auditors report for fiscal 2005 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2004 and 2005.

•	Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005.

•	Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended March 31, 2003, 2004 and 2005.

•	Consolidated Statements of Cash flow for the years ended March 31, 2003, 2004 and 2005.

•	Notes to the Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited
We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operation, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.
KPMG
Hyderabad, India
May 6, 2005

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,
	2004		2005		2005
					Convenience
					translation into
					U.S.$
					(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	4,376,235	Rs.	9,287,864	U.S.$	212,927
Investment securities		2,536,223		310,887		7,127
Restricted cash		107,170		57,866		1,327
Accounts receivable, net of allowances		3,730,139		3,587,289		82,240
Inventories		3,031,651		3,499,606		80,229
Deferred income taxes and deferred charges		152,220		236,931		5,432
Due from related parties		22,437		10,812		248
Other current assets		1,712,864		1,361,578		31,215

Total current assets		15,668,939		18,352,833		420,744

Property, plant and equipment, net		6,331,135		7,058,308		161,814
Due from related parties		21,019		11,067		254
Investment securities		1,563,875		995,431		22,821
Investment in affiliates		279,182		180,894		4,147
Goodwill and intangible assets		2,665,620		2,588,381		59,339
Other assets		89,533		101,446		2,326

Total assets	Rs.	26,619,303	Rs.	29,288,360	U.S.$	671,443

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks		320,582		2,796,330		64,107
Current portion of long-term debt		152,658		5,920		136
Trade accounts payable		2,174,295		1,415,648		32,454
Due to related parties		201,170		139,503		3,198
Accrued expenses		1,244,082		2,375,087		54,450
Other current liabilities		472,888		849,434		19,473

Total current liabilities		4,565,675		7,581,922		173,818

Long-term debt, excluding current portion		31,065		25,145		576
Deferred revenue		288,382		58,255		1,336
Deferred income taxes		571,558		551,789		12,650
Other liabilities		123,265		118,090		2,707

Total liabilities	Rs.	5,579,945	Rs.	8,335,201	U.S.$	191,087

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,518,949 shares and 76,518,949 shares as of March 31, 2004 and 2005 respectively	Rs.	382,595		382,595		8,771
Additional paid-in capital		10,089,152		10,089,152		231,296
Equity-options outstanding		256,748		400,749		9,187
Retained earnings		10,229,672		10,009,305		229,466
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(112)
Accumulated other comprehensive income		86,073		76,240		1,748

Total stockholders’ equity		21,039,358		20,953,159		480,357

Total liabilities and stockholders’ equity	Rs.	26,619,303	Rs.	29,288,360	U.S.$	671,443

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATION
(in thousands, except share data)

	For the Year ended March 31,
	2003		2004		2005		2005
							Convenience
							translation into
							U.S.$
							(unaudited)
Revenues:

Product sales, net of allowances for sales returns (includes excise duties of Rs.817,135, and Rs.870,079 Rs.815,007 for the years ended March 31, 2003, 2004 and 2005 respectively)	Rs.	18,069,812	Rs.	20,081,249	Rs.	19,126,188	U.S.$	438,473
License fees		—		—		345,737		7,926

		18,069,812		20,081,249		19,471,925		446,399
Cost of revenues		7,847,573		9,346,117		9,385,820		215,172

Gross profit		10,222,239		10,735,132		10,086,105		231,227
Operating expenses, net:
Selling, general and administrative expenses		5,103,213		6,562,856		6,810,434		156,131
Research and development expenses, net		1,411,838		1,991,629		2,803,311		64,267
Amortization expenses		419,439		382,857		349,991		8,024
Foreign exchange (gain)/loss		70,108		(282,419)		488,819		11,206

Total operating expenses, net		7,004,598		8,654,923		10,452,555		239,627

Operating income/(loss)		3,217,641		2,080,209		(366,450)		(8,400)
Equity in loss of affiliates		(92,094)		(44,362)		(58,101)		(1,332)
Other (expense)/income, net		683,124		504,191		531,580		12,186

Income before income taxes and minority interest		3,808,671		2,540,038		107,029		2,454
Income taxes (expense)/benefit		(398,062)		(69,249)		94,277		2,161
Minority interest		(6,734)		3,364		9,942		228

Net income	Rs.	3,403,875	Rs.	2,474,153	Rs.	211,248	U.S.$	4,843

Earnings per equity share
Basic		44.49		32.34		2.76		0.06
Diluted		44.49		32.32		2.76		0.06
Weighted average number of equity shares used in computing earnings per equity share
Basic		76,515,948		76,513,764		76,518,949		76,518,949
Diluted		76,515,948		76,549,598		76,559,801		76,559,801
See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

								Equity Shares held by a
	Equity Shares							Controlled Trust
				Additional
	No. of			Paid In		Comprehensive		No. of
	shares	Amount		Capital		Income		shares	Amount
Balance as of March 31, 2002	76,515,948	Rs.	382,580	Rs.	10,085,004			41,400		(4,882)

Dividends	—		—		—		—	—		—
Net loss for the quarter ended March 31, 2003 for the change in the fiscal year end of a consolidated subsidiary	—		—		—		—	—		—
Comprehensive income	—		—		—		—	—		—
Net income	—		—		—	Rs.	3,403,875	—		—
Translation adjustment	—		—		—		38,073	—		38,073
Unrealized gain on investments, net of tax	—		—		—		28	—		28
Comprehensive income	—		—		—	Rs.	3,441,976	—		—
Application of SFAS 123	—		—		—			—		—
Balance as of March 31, 2003	76,515,948	Rs.	382,580	Rs.	10,085,004			41,400	Rs.	(4,882)

Issuance of equity shares on exercise of options	3,001		15		4,148		—	—		—
Dividends	—		—		—		—	—		—
Comprehensive income	—		—		—		—	—		—
Net income	—		—		—	Rs.	2,474,153	—		—
Translation adjustment	—		—		—		24,725	—		—
Unrealized gain on investments, net of tax	—		—		—		15,020	—		—

Comprehensive income	—		—		—	Rs.	2,513,898	—		—

Application of SFAS 123	—		—		—		—	—		—
Balance as of March 31, 2004	76,518,949	Rs.	382,595	Rs.	10,089,152		—	41,400	Rs.	(4,882)

Dividend paid	—
Comprehensive income	—		—		—			—		—
Net income	—					Rs.	211,248
Translation adjustment	—		—		—		13,512	—
Unrealized loss on investments, net of tax	—		—		—		(23,345)	—
Comprehensive income	—		—		—	Rs.	201,415	—		—
Application of SFAS 123
Balance as of March 31, 2005	76,518,949	Rs.	382,595	Rs.	10,089,152			41,400	Rs.	(4,882)

Convenience translation into U.S.$		US$	8,771	US$	231,296				US$	(112)

(unaudited)
[Additional Columns Below]
See accompanying notes to the consolidated financial statements.

[Continued from above table, first column(s) repeated]

	Accumulated				Retained
	Other		Equity -		Earnings/		Total
	Comprehensive		Options		(Accumulated		Stockholders’
	Income		Outstanding		Deficit)		Equity
Balance as of March 31, 2002		8,227		7,211		4,979,292		15,457,432

Dividends		—		—		(191,290)		(191,290)
Net loss for the quarter ended March 31, 2003 for the change in the fiscal year end of a consolidated subsidiary		—		—		(4,760)		(4,760)
Comprehensive income		—		—		—		—
Net income		—		—		3,403,875		3,403,875
Translation adjustment		38,073		—		—		38,073
Unrealized gain on investments, net of tax		28		—		—		28
Comprehensive income		—		—		—		—
Application of SFAS 123		—		128,483		—		128,483
Balance as of March 31, 2003	Rs.	46,328	Rs.	135,694	Rs.	8,187,117	Rs.	18,831,841

Issuance of equity shares on exercise of options		—		(1,123)				3,040
Dividends		—		—		(431,598)		(431,598)
Comprehensive income		—		—		—
Net income		—		—		2,474,153		2,474,153
Translation adjustment		24,725		—		—		24,725
Unrealized gain on investments, net of tax		15,020		—		—		15,020
Comprehensive income		—		—		—		—
Application of SFAS 123		—		122,177		—		122,177
Balance as of March 31, 2004	Rs.	86,073	Rs.	256,748	Rs.	10,229,672	Rs.	21,039,358

Dividend paid						(431,615)		(431,615)
Comprehensive income		—		—		—		—
Net income						211,248		211,248
Translation adjustment		13,512		—		—		13,512
Unrealized loss on investments, net of tax		(23,345)		—		—		(23,345)
Comprehensive income		—		—		—		—
Application of SFAS 123				144,001				144,001
Balance as of March 31, 2005	Rs.	76,240	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159

Convenience translation into U.S.$(unaudited)	US$	1,748	US$	9,187	US$	229,466	US$	480,357

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Year ended March 31,
	2003		2004		2005		2005
							Convenience
							translation into
							U.S.$
							(unaudited)
Cash flows from operating activities:
Net income	Rs.	3,403,875	Rs.	2,474,153	Rs.	211,248	U.S.$	4,843
Adjustments to reconcile net income to net cash from operating activities:

Deferred tax expense / (benefit)		547		(134,867)		(95,580)		(2,191)
Gain on sale of available for sale securities, net		(6,284)		(24,786)		(64,997)		(1,490)
Depreciation and amortization		1,017,813		1,128,453		1,309,290		30,016
In-process research and development expensed		—		—		277,343		6,358
Loss/(profit) on sale of property, plant and equipment		248		29,319		(1,810)		(41)
Provision for doubtful accounts receivable		93,883		19,871		79,442		1,821
Allowance for sales returns		193,229		169,511		105,245		2,413
Inventory write-downs		34,239		31,898		52,692		1,208
Write-down of investment		1,679		—		—		—
Equity in loss of affiliates		92,094		44,362		58,101		1,332
Unrealized exchange (gain)/loss		79,947		(109,602)		105,227		2,412
Employees stock based compensation		128,483		122,177		144,001		3,301
Loss on sale of subsidiary interest		—		58,473		8,122		186
Minority interest		6,734		(3,364)		(9,942)		(228)
Changes in operating assets and liabilities:
Accounts receivable		159,697		(379,413)		77,368		1,774
Inventories		(440,856)		(335,092)		(514,187)		(11,788)
Other assets		(665,278)		(276,467)		142,486		3,267
Due to / from related parties, net		5,997		148,576		(40,249)		(923)
Trade accounts payable		584,958		690,182		(763,523)		(17,504)
Accrued expenses		66,357		510,768		1,094,768		25,098
Deferred revenue		—		—		(247,604)		(5,676)
Taxes payable		(113,903)		(115,375)		42,513		975
Other liabilities		(276,727)		(49,547)		321,657		7,374

Net cash provided by operating activities		4,366,732		3,999,230		2,291,611		52,536

Cash flows from investing activities:
Restricted cash		(1,524)		(67,221)		49,304		1,130
Expenditure on property, plant and equipment		(1,515,721)		(2,415,638)		(1,749,172)		(40,100)
Proceeds from sale of property, plant and equipment		4,311		33,558		44,673		1,024
Investment in affiliate		—		(63,238)		(49,935)		(1,145)
Purchase of investment securities		(2,933,474)		(13,178,735)		(10,226,471)		(234,445)
Proceeds from sale of investment securities		2,939,603		9,167,150		13,079,463		299,850
Expenditure on intangible assets		(30,404)		(105)		(8,299)		(190)
Acquisition of minority interest		(3,208)		—		—		—
Proceeds from sale of subsidiary, net		—		81,464		29,000		665
Cash paid for acquisition, net of cash acquired		(414,279)		(63,290)		(535,665)		(12,280)

Net cash provided by / (used in) in investing activities		(1,954,696)		(6,506,055)		632,898		14,509

Cash flows from financing activities:
Proceeds from issuance of equity, net of expenses		—		3,040		—		—
Proceeds from issuance of equity, in subsidiary		—		2,435		—		—
Purchase of treasury stock		—		(115,990)		—		—
Proceeds from borrowing from banks, net		43,700		177,071		2,520,409		57,781
Proceeds from issuance from long-term debt		1,009		—		—		—
Repayment of long-term debt		(6,440)		(11,072)		(157,476)		(3,610)
Dividends		(191,290)		(431,598)		(431,615)		(9,895)

Net cash provided by/(used in) financing activities		(153,021)		(376,114)		1,931,318		44,276

Effect of exchange rate changes on cash and cash equivalents		(94,991)		(14,224)		55,802		1,279

Net increase / (decrease) in cash and cash equivalents during the year		2,164,024		(2,897,163)		4,911,629		112,600
Cash and cash equivalents at the beginning of the year		5,109,374		7,273,398		4,376,235		100,326

Cash and cash equivalents at the end of the year	Rs.	7,273,398	Rs.	4,376,235	Rs.	9,287,864	U.S.$	212,927

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Year ended March 31,
	2003		2004		2005		2005
							Convenience
							translation into
							US$
							(unaudited)
Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	34,465	Rs.	11,234	Rs.	98,337	U.S.$	2,254
Income taxes		682,285		425,144		—		—
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the year		167,920		36,710		22,827		523

Treasury stock issued on acquisition of minority interest including compensation cost		—		115,990		—		—
See accompanying notes to the consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
1. Overview
     Dr. Reddy’s Laboratories Limited (“DRL”) together with its subsidiaries (collectively, the “Company”) is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, critical care and biotechnology, and drug discovery. The Company’s principal research and development and manufacturing facilities are located in Andhra Pradesh, India with principal marketing facilities in India, Russia, the United States, the United Kingdom and Brazil. The Company’s shares trade on several stock exchanges in India and, since April 11, 2001, on the New York Stock Exchange in the United States. The list of subsidiaries is as follows:
▪	DRL Investments Limited

▪	Reddy Pharmaceuticals Hong Kong Limited (“RPHL”)

▪	Reddy Antilles N.V. (“RANV”)

▪	Reddy US Therapeutics Inc. (“Reddy US”)

▪	Dr. Reddy’s Laboratories Inc. (“DRLI”)

▪	Dr. Reddy’s Farmaceutica Do Brazil Ltda. (“DRFBL”)

▪	Aurigene Discovery Technologies Limited (“ADTL”)

▪	Dr. Reddy’s Laboratories (EU) Limited (“DRL EU”)

▪	Dr. Reddy’s Laboratories (Proprietary) Limited (“DRSA”)

▪	AMPNH Inc., USA

▪	Reddy Pharmaceuticals, Inc. USA (“RPI”)

▪	OOO Dr. Reddy’s Laboratories Limited, Russia

▪	OOO JV Reddy Biomed Limited (“Reddy Biomed ” or “RBL”)

▪	Reddy Netherlands B.V. (“RNBV”)

▪	Reddy Cheminor SA (“RCSA”)

▪	Aurigene Discovery Technologies Inc. (“ADTI”)

▪	Dr. Reddy’s Laboratories (U.K.) Limited (“DRL U.K.”)

▪	Cheminor Investment Limited

▪	Dr, Reddy’s Bio-sciences Limited

▪	Trigenesis Therapeutics Inc. (“Trigenesis”)
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
  b) Functional currency
     The functional currency of the Company is the Indian rupee, including its consolidated foreign subsidiaries, except Reddy US, DRL EU, DRL U.K. and ADTI, being the currency of the primary economic environment in which the Company operates. The functional currency of Reddy US and ADTI, is the U.S. dollar and of DRL EU and DRL U.K., is the Pound sterling, being the currency of the primary economic environment in which they operate.
     All other foreign subsidiaries, (i.e., those except Reddy US, DRL EU, DRL U.K. and ADTI) operate as marketing arms of the parent company in their respective countries/regions. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. Based on an individual and

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
collective evaluation of these economic factors, management has determined that the Indian rupee is the functional currency of these entities.
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
  c) Convenience translation
     The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2005 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.43.62 No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
  d) Principles of consolidation
     The consolidated financial statements include the financial statements of DRL, all of its subsidiaries, which are more than 50% owned and controlled, entities where the Company has variable interest and Dr. Reddy’s Research Foundation (the “Research Foundation”), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company. The Company does not consolidate entities where the minority shareholders have certain significant participating rights which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted by the equity method of accounting. All material inter-company balances and transactions are eliminated on consolidation.
     The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company’s equity in the income / loss of equity method affiliates, Aurantis Farmaceutica Ltda, Brazil (“Aurantis”), Reddy Kunshan, Compact Electric Limited and Pathnet India Private Limited (“Pathnet”), is included in the statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.
     Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition. Effective January 2004, the Company adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“VIE”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.
     For any VIEs that must be consolidated under Financial Accounting Standards Board Interpretation (“FIN”) 46R that were created after January 1, 2004, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and noncontrolling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.
     Based on the evaluation on FIN 46R, the Company has consolidated the financial statements of APR LLC, a VIE. See footnote 14 for additional information required by FIN 46R.

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
     The Company has entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, the Company defers the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which the Company completes its remaining performance obligations.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     License fees
     Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where the Company has no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event, the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
  g) Shipping and handling costs
     Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.
  h) Inventories
     Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise engineering spares such as machinery spares and consumables such as lubricants, cotton waste and oils, which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost in the case of raw materials and stores and spares comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labor, material costs and production overheads.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
  j) Derivative financial instruments
     The Company enters into forward foreign exchange contracts and options where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. Although the Company believes that these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately.
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
  l) Intangible assets
     Intangible assets consist of goodwill representing the excess of purchase cost over the fair value of the net tangible and identified intangible assets of businesses acquired, and other acquired intangibles, which include core-technology rights, trademarks, customer related intangibles, marketing rights, marketing know-how and non-compete arrangements. The acquisition of product brands is recorded as purchase of intangible assets. The assets are recorded on the date of acquisition at cost. Trademarks, core- technologies, marketing rights, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower. Other intangible assets are amortized on the straight-line method over the period during which the benefits are expected to accrue from these assets. Such periods are as follows:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)

Goodwill	Tested for impairment at least annually
Trademarks	5 to 10 years
Core technology rights and licenses	10 to 15 years
Marketing rights	11 to 16 years
Non-compete arrangements	1.5 to 10 years
Marketing know-how	6 months
Customer-related intangibles	5 years
  m) Impairment or disposal of long-lived assets and long-lived assets to be disposed of
     Long-lived assets and finite life intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Long-lived assets to be disposed are reported at the lower of the carrying value or fair value, less cost to sell.
  n) Start-up costs
     Costs of start-up activities including organization costs are expensed as incurred.
  o) Research and development
     Research and development cost is expensed as incurred. In-process technologies used in research and development projects and having no alternate future uses are expensed upon purchase. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment when acquired or constructed.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2003	2004	2005
Dividend yield	0.4%	0.5%	0.5%
Expected life	42-78 months	42-78 months	12-78 months
Risk free interest rates	5.8 - 6.8%	5.2 - 6.8%	4.5-6.7%
Volatility	49.8 - 50.7%	45.7-50.7%	39.4-44.6%
     At March 31, 2005, the Company had three stock-based employee compensation plans, which are described more fully in Note 21. Prior to April 1, 2003, the Company accounted for its plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During the first quarter of fiscal 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. The Company has selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995. Consequently, for the years ended March 31, 2003, 2004 and 2005, an amount of Rs.128,483, Rs.122,177 and Rs.144,001 respectively, has been recorded as total employee stock based compensation expense.
     During fiscal 2004 , Aurigene Discovery Technologies Limited adopted two stock based employee compensation plans, which are described more fully in Note 21. The Company has accounted for these plans under SFAS 123, using the Black Scholes option pricing model to determine the fair value of each option grant.
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
  t) Reclassifications
     Certain items aggregating to Rs.340,970, Rs.131,085 and Rs.202,804 for the years ended March 31, 2003, 2004 and 2005 respectively were presented as “Other operating income, net” in the annual report to the stockholders for fiscal 2005. These items have been presented under “Other (expense)/income, net” in the consolidated financial statements presented herein. As a result, “Other operating income, net”, “Total operating expenses, net”, “Operating income/(loss)” and “Other (expense)/income, net” as reported and as presented herein has changed as set out below:

	As reported in annual report to stockholders						As presented herein
	Year ended March 31,						Year ended March 31,
	2003		2004		2005		2003		2004		2005
Other operating income,net	Rs.	340,970	Rs.	131,085	Rs.	202,804	Rs.	—	Rs.	—	Rs.	—
Total operating expenses,net		6,663,628		8,523,838		10,249,751		7,004,598		8,654,923		10,452,555
Operating income/(loss)		3,558,611		2,211,294		(163,646)		3,217,641		2,080,209		(366,450)
Other (expense)/income,net		342,154		373,106		328,776		683,124		504,191		531,580

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
  u) Recent accounting pronouncements
     In November 2004, the FASB issued SFAS No. 151, Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4 on Inventory Costs. SFAS 151 amends and clarifies financial accounting and reporting for inventory costs. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of adoption of SFAS 151 on its consolidated financial statements.
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R is an amendment of FASB statement No. 123, Accounting for Stock-Based Compensation. This statement also supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the Company is required to adopt SFAS 123R from April 1, 2006. Adoption of SFAS No. 123R will not have any material impact on the consolidated financial statements, as the Company has already adopted fair value accounting under SFAS 123.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations
  Dr. Reddy’s Laboratories Inc.
     In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs.1,072. This acquisition has been accounted for by the purchase method. The acquisition resulted in goodwill of Rs.1,072. The terms of the purchase also provide for contingent consideration not exceeding U.S.$14,000 over the next ten years based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the years ended March 31, 2004 and 2005, as certain specified targets have been met, DRLI has paid/accrued Rs.53,837 (U.S.$1,180) and Rs.38,950 (U.S.$880 ) which has been recorded as goodwill.
  Dr. Reddy’s Laboratories (EU) Limited
On April 11, 2002, the Company acquired the entire share capital of DRL EU (formerly BMS Laboratories Limited) and its consolidated subsidiary, DRL U.K. (formerly Meridian Healthcare Limited), for a total consideration of Rs.644,413 (U.K. pounds sterling 9,160). The purchase consideration consists of:

Cash	Rs.	438,216
Loan notes		128,108
Direct acquisition costs		7,739

		574,063
Contingent consideration		70,350

	Rs.	644,413

At the date of acquisition, the Company recorded the cost of the acquisition as Rs.574,063, consisting of the cash paid, loan notes issued, and the direct acquisition costs. The agreement includes the payment of a contingent consideration amounting up to Rs.70,350, which is held in an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that may arise, pertaining to the periods prior to the acquisition. Therefore, this amount has not been included in the determination of the cost of acquisition initially, and the amount which has not been adjusted to the contingency will be included as purchase consideration upon expiration of the escrow period in 2007. As per the agreement, an amount of Rs.9,453 (U.K. pounds sterling 123 ) was released to the sellers from escrow during fiscal 2004, which was treated as goodwill.
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
  Reddy US Therapeutics, Inc. (“Reddy US”)
     During the year ended March 31, 2004, the Company, through its wholly owned subsidiary, acquired the balance (10.2%) of the common stock of Reddy US held by a minority shareholder in exchange for issuing 70,000 American Depositary Shares (“ADS”) of the Company to such minority shareholder (representing an exchange ratio of 7 ADS for every 100 shares of Reddy US common stock acquired). This acquisition was accounted for by the purchase method. The acquisition has resulted in goodwill of Rs.90,437.
4. Acquisition of Trigenesis Therapeutics Inc.
     On April 27, 2004, the Company acquired the entire share capital of Trigenesis Therapeutics Inc. (“Trigenesis”) for a total consideration of Rs.496,715 (U.S.$11,000).
     Trigenesis is a U.S. based research company specializing in dermatology field. As a result of the acquisition, DRL has acquired certain technology platforms and marketing rights. The acquisition has been accounted for as a purchase of intangible assets as Trigenesis did not meet the definition of a business as described in EITF Issue No. 98-3, and accordingly the transaction did not meet the definition of a business combination.
     The total purchase consideration has been allocated to the acquired assets as of March 31, 2005 based on the valuation carried out by an independent valuer.

Core-technology rights and licenses	Rs.	132,753
Marketing rights	Rs.	86,619
In-process technology	Rs.	277,343
The Company has expensed off the amount allocated towards in-process technology being research and development projects having no future alternate uses as research and development expenses. The core-technology rights and licenses and marketing rights have been capitalized as intangible assets to be amortized over the period over which the intangible assets are expected to contribute directly or indirectly to the future cash flows.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
5. Goodwill and intangible assets
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
     Subsequent to the adoption of SFAS No.142, the Company does not amortize goodwill but tests goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate of Rs.181,943) and net other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.
     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
5. Goodwill and intangible assets (continued)
     The following table presents the changes in goodwill during the year ended March 31, 2004 and March 31, 2005:

	Year ended March 31,
	2004		2005
Balance at the beginning of the period	Rs.	1,550,419	Rs.	1,704,492
Acquired during the period		154,073		38,950

Balance at the end of the period	Rs.	1,704,492	Rs.	1,743,442

     The following table presents acquired and amortized intangible assets as at March 31, 2004 and 2005:

	As of March 31, 2004				As of March 31, 2005
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization

Trademarks	Rs.	2,565,733	Rs.	1,519,357	Rs.	2,570,242	Rs.	1,833,303
Core-technology rights		—		—		132,753		—
Non-compete arrangements		110,624		92,082		111,289		98,602
Marketing know-how		80,000		80,000		80,000		80,000
Marketing rights		—		—		94,852		3,659
Customer related intangibles		122,497		48,328		125,156		73,908
Others		7,857		3,874		8,027		5,965

	Rs.	2,886,711	Rs.	1,743,641	Rs.	3,122,319	Rs.	2,095,437

     The aggregate amortization expense for the years ended March 31, 2003, 2004 and 2005 was Rs.419,439, Rs.382,857 and Rs.349,991 respectively.
     Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2006	311,381
2007	283,659
2008	197,024
2009	69,430
2010	18,907
Thereafter	146,481

Total	1,026,882

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
5. Goodwill and intangible assets (continued)
     The intangible assets (net of amortization) as of March 31, 2005 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and				Drug
	Formulations		Intermediates		Generics		Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	306,206	Rs.	90,437	Rs.	1,743,442
Trademarks		647,369		—		89,570		—		736,939
Core-technology rights		—		—		132,753		—		132,753
Non-compete arrangements		—		—		12,687		—		12,687
Customer related intangibles		—		—		51,248		—		51,248
Marketing rights		—		—		91,193		—		91,193
Others		—		—		2,062		—		2,062

	Rs.	997,143	Rs.	997,025	Rs.	685,719	Rs.	90,437	Rs.	2,770,324

     The intangible assets (net of amortization) as of March 31, 2004 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and				Drug
	Formulations		Intermediates		Generics		Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	267,256	Rs.	90,437	Rs.	1,704,492
Trademarks		915,295		—		131,081		—		1,046,376
Non-compete arrangements		—		—		18,542		—		18,542
Customer related intangibles		—		—		74,169		—		74,169
Others		—		—		3,983		—		3,983

	Rs.	1,265,069	Rs.	997,025	Rs.	495,031	Rs.	90,437	Rs.	2,847,562

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
6. Cash, cash equivalents and restricted cash
     Cash and cash equivalents comprise cash and cash on deposit placed with banks in the normal course of business operations. Restricted cash represents margin money deposits against guarantees and letters of credit. Restrictions on such deposits are released on the expiration of the terms of guarantee and letters of credit.
7. Accounts receivable
     The accounts receivable as of March 31, 2004 and 2005 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, including receivables sold with recourse, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralized.
     The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2003		2004		2005
Balance at the beginning of the year	Rs.	151,215	Rs.	141,949	Rs.	139,569
Additional provision		93,883		19,871		79,442
Bad debts charged to provision		(103,149)		(22,251)		(47,857)

Balance at the end of the year	Rs.	141,949	Rs.	139,569	Rs.	171,154

8. Inventories
     Inventories consist of the following:

	As of March 31,
	2004		2005
Raw materials	Rs.	907,855	Rs.	1,008,729
Stores and spares		262,461		316,915
Work-in-process		987,318		1,068,115
Finished goods		874,017		1,105,847

	Rs.	3,031,651	Rs.	3,499,606

     During the years ended March 31, 2003, 2004 and 2005 the Company recorded an inventory write-down of Rs.34,239, Rs.31,898 and Rs.52,692 respectively, resulting from a decline in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of goods sold.
9. Other assets
     Other assets consist of the following:

	As of March 31,
	2004		2005
Prepaid expenses	Rs.	229,336	Rs.	124,972
Advances to suppliers		229,941		135,352
Balances with statutory authorities		209,944		193,806
Deposits		87,827		99,896
Others		1,045,349		908,998

		1,802,397		1,463,024
Less: Current assets		1,712,864		1,361,578

	Rs.	89,533	Rs.	101,446

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
9. Other assets (continued)
     Deposits mainly comprise telephone, premises and other deposits. Others mainly represents receivables of duties and income tax deducted at source on interest received by the Company.
10. Property, plant and equipment, net
     Property, plant and equipment consist of the following:

	As of March 31,
	2004		2005
Land	Rs.	443,829	Rs.	519,902
Buildings		1,737,594		2,064,956
Plant and machinery		5,504,888		6,947,490
Furniture, fixtures and equipment		648,935		734,721
Vehicles		175,166		238,556
Computer equipment		352,615		429,266
Capital work-in-progress		1,008,076		567,974

		9,871,103		11,502,865
Accumulated depreciation and amortization		(3,539,968)		(4,444,557)

	Rs.	6,331,135	Rs.	7,058,308

     Depreciation expense for the years ended March 31, 2003, 2004 and 2005 was Rs.598,374, Rs.745,596 and Rs.959,299 respectively.
11. Investment securities
     Investment securities consist of the following:

	As of March 31, 2004								As of March 31, 2005
			Gross		Gross						Gross		Gross
			unrealized		Unrealized						Unrealized		Unrealized
	Carrying		holding		Holding				Carrying		Holding		Holding
	Value		gains		Losses		Fair Value		Value		Gains		Losses	Fair Value
Equity securities	Rs.	4,692	Rs.	8,292	Rs.	(49)	Rs.	12,935	Rs.	3,096	Rs.	4,787	—	Rs.	7,883
Debt securities		1,537,312		10,900		—		1,548,212		1,009,785		—	(24,965)		984,820

		1,542,004		19,192		(49)		1,561,147		1,012,881		4,787	(24,965)		992,703

Non-marketable equity securities		2,728		—		—		2,728		2,728		—	—		2,728

	Rs.	1,544,732	Rs.	19,192	Rs.	(49)	Rs.	1,563,875	Rs.	1,015,609		4,787	(24,965)	Rs.	995,431

Current Mutual Funds		2,536,223		—		—		2,536,223		300,000		10,887	—		310,887

	Rs.	2,536,223		—		—	Rs.	2,536,223	Rs.	300,000	Rs.	10,887	—	Rs.	310,887

     Debt securities as of March 31, 2004 mature between one through five years. Dividends from equity securities available for sale, during the years ended March 31, 2003, 2004 and 2005 were Rs.175, Rs.53 and Rs.98 respectively, and are included in other income.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
11. Investment securities (continued)
     Gain on sale of mutual funds during the years ended March 31, 2003, 2004 and 2005 was Rs.6,284, Rs.24,786 and Rs.64,997 respectively. Proceeds from sale of available for sale securities were Rs.2,939,603, Rs.9,167,150 and Rs.13,079,463 during the years ended March 31, 2003, 2004 and 2005 respectively.
12. Operating leases
     The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs.80,627, Rs.101,845 and Rs.198,692 for the years ended March 31, 2003, 2004 and 2005 respectively.
     The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

Year ended March 31,
2006	74,546
2007	74,926
2008	74,897
2009	69,652
2010	69,888
Thereafter	227,300

591,209

13. Investment in affiliates
     Compact Electric Limited: During the year ended March 31, 2004, the Company sold a 51% equity stake in its wholly owned subsidiary. In accordance with the sale agreement the Company intended to divest the balance of its 49% equity holding in a phased manner over the next two years at an agreed price. Pursuant to such sale, the Company relinquished control and exercised significant influence over the operations of Compact Electric Limited through its remaining 49% equity stake. The Company as of March 31, 2004 also received an interest free deposit of Rs.53,000 towards the preference share holding pending receipt of necessary regulatory approvals.
     During the year ended March 31, 2005, the Company, entered into an amended sale agreement and has sold the balance of 49% equity stake in its wholly owned subsidiary at an agreed price of Rs.82,000, including its preference shares. During the year the Company also received the necessary regulatory approvals for conversion of its preference holdings to a loan consequent to which, the interest free deposit has since been adjusted, with Company’s loan. Accordingly, the carrying value of the Company’s investment in Compact Electric Limited as of March 31, 2004 and 2005 is Rs.90,122 and Rs. Nil respectively.
     Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the year ended March 31, 2002, the Company acquired an additional 4.9% interest in Reddy Kunshan for a cash consideration of Rs.47,532. Consequently, the Company’s interest in Reddy Kunshan increased to 51%.
     Three of the directors of the Company are on the board of directors of Reddy Kunshan, which comprises seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the majority approval of at least five of the seven directors of the board. These significant decisions include amendments to the Articles, suspensions of the operations, alterations to the registered capital etc. As the Company does not have the control over the board and as the other partners have significant participating rights, acting on its own, the Company will not be in a position to control or take any significant operating decisions of Reddy Kunshan and would require approval of other shareholders. Therefore, the Company has accounted for its interest by the equity method.
     During the year ended March 31, 2005 the Company further invested Rs.49,935 along with one of its other joint venture partners in Reddy Kunshan. Consequently, the Company’s interest in Reddy Kunshan increased to 51.2%.

     The Company’s equity in the loss of Reddy Kunshan for the years ended March 31, 2003, 2004 and 2005 was Rs.66,177 Rs.44,362 and Rs.58,101 respectively. The carrying value of the investment in Reddy Kunshan as of March 31, 2004 and 2005 was Rs.189,060 and Rs.180,894 respectively

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
13. Investment in affiliates (continued)
     Pathnet: Pathnet is engaged in the business of setting up medical pathology laboratories. The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs.4,000. During the year ended March 31, 2002 the Company further invested Rs.60,310. The Company has accounted for its 49% interest in Pathnet by the equity method. The Company’s equity in the loss of Pathnet for the years ended March 31, 2003, 2004 and 2005 was Rs.25,917, Rs.Nil and Rs.Nil respectively. The carrying value of the investment in Pathnet as of March 31, 2004 and 2005 was Rs.Nil and Rs.Nil respectively.
14. Variable interest entities
     On January 30, 2004, the Company along with two individuals formed APR LLC, a Delaware limited liability company. APR, LLC is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient (“API”). Equity capital of APR, LLC consists of Class A equity interests, which are held by two individuals and Class B equity interests held by DRL. The initial contribution for the Class A interests was U.S.$400 (Rs.17,487) in cash. Class A interests carry voting rights and participate in the profits and losses of APR, LLC in the normal course of business. DRL contributed U.S.$500 (Rs.21,859) in cash for its Class B interests, which was used to acquire intellectual property rights. Class B interests carry certain protective rights only.
     Further, DRL has entered into a development and supply agreement under which DRL and APR will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of the agreement, DRL is committed to fund the entire research and development of API. This amount is repayable upon successful commercialization of the product. Under this agreement, the Company has paid U.S.$670 (Rs.29,291) as of March 31, 2004. During the year ended March 31, 2005 the Company has further paid U.S.$1,146 (Rs.49,209) to fund ongoing research and development.
     The Company has evaluated this transaction and believes that APR meets the criteria to be a variable interest entity and that the Company, being the primary beneficiary, is required to consolidate APR under the requirements of FIN 46R. Accordingly, on January 30, 2004, the Company recorded the assets, liabilities and the non-controlling interest at a fair value of U.S.$900 (Rs.39,346).
15. Financial instruments and concentration of risk
     Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, investment securities and marketable securities. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers.
     Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. Under this arrangement the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amount upon further sales made by it to the end customer. As of March 31, 2004 and 2005, receivables from PAR under this arrangement aggregated to Rs.415,857 and Rs.210,463 representing 11.1% and 5.9% of the total receivables and revenues during the years ended March 31, 2003, 2004 and 2005 aggregated to Rs.3,506,874, Rs.3,224,647 and Rs.1,638,939, representing 19.4%, 16.1% and 8.4% of the total revenues of the Company.
     Derivative financial instruments. The Company enters into certain forward foreign exchange contracts and certain derivative arrangements where the counterparty is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
15. Financial instruments and concentration of risk (continued)
     The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of March 31,
	2004		2005
Forward exchange contracts (USD-INR) (sell)	U.S.$	78,000	U.S.$	30,000
Forward exchange contracts (USD-INR) (buy)		—	U.S.$	40,000
Forward exchange contracts (GBP/USD)		—	GBP2,000
Option contracts (USD/INR)	U.S.$	15,000		—
Cross currency option contracts (GBP/USD)	GBP6,000			—
Interest rate swap options	Rs.	2,500,000		—
     The foreign forward exchange contracts mature between one to two months.
16. Research and development arrangement
     The Company undertakes significant portion of the research and development activities relating to drug discovery through its research facilities located in the United States and India. The Company under an existing arrangement also undertakes research and development activities through the Research Foundation, a special purpose entity, organized as a trust to avail certain tax benefits under the Indian Income Tax Rules. At present, the Research Foundation does not undertake research and development activity for any other entity. The operations of the Research Foundation are funded by the Company and as a result this entity has been consolidated in the financial statements. The Company has the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation.
     During the year ended 31 March 2005, the Company entered into a joint development and commercialization agreement with I-VEN Pharma Capital Limited (“I-VEN”). As per the terms of the agreement, I-VEN will fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the filings made by the Company for the United States of America market. The terms of the arrangement do not require the Company to repay the funds or purchase I-VEN’s interest in the event of the failure of the research and development. However, upon successful commercialization of these products, the Company will pay I-VEN a royalty on net sales for a period of 5 years for each product. The first tranche advanced by I-VEN of Rs.985,388 was received on March 28, 2005. I-VEN has an option to further invest U.S.$33.5 million (Rs.1,465,458) by March 31, 2006.
     The amount received from I-VEN will be recognized in the income statement as a credit to research and development expenses upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of Rs.96,239 has been recognized in the current year representing the proportionate costs relating to the completion of specified filings.
17. Borrowings from banks
     The Company had a line of credit of Rs.3,234,000 and Rs.5,319,000 as of March 31, 2004 and 2005, from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the banks, which averaged 10.5% and 10.25% for rupee borrowings and LIBOR+65 basis points for foreign currency borrowing during the years ended March 31, 2004 and 2005 respectively. As of March 31, 2005, the Company had drawn down upon such facilities, in amounts as foreign currency, for packing credit loans, cash credit and as temporary overdraft facilities, all of which are repayable on demand. These borrowings, except for the foreign currency packing credit loan, are secured by inventories, accounts receivable and certain property. The facilities contain financial covenants and restrictions on indebtedness. The Company has an option to draw down the balance of the line of credit based on its requirements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
18. Long-term debt
     Long-term debt consists of the following:

	As of March 31,
	2004		2005
Rupee term loans	Rs.	36,985	Rs.	31,065
Loan notes		146,738		—

		183,723		31,065
Less: Current portion		(152,658)		(5,920)

Non-current portion	Rs.	31,065	Rs.	25,145

     Rupee term loans represents a loan from Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Company’s solar grid interactive power plant located in Bachupally, Hyderabad.
     An interest rate profile of long-term debt is given below:

	Year ended March 31,
	2003	2004	2005
Foreign currency loan notes	4%	4%	4.8%
Rupee term loans	2.0% to 12.0%	2%	2.0%
     A maturity profile of the long-term debt outstanding is as follows:

Maturing in the year ending March 31:
2006		5,920
2007		5,920
2008		5,920
2009		5,920
2010		1,465
Thereafter		—

	Rs.	25,145

     The fair value of outstanding payments on the Rupee term loans were Rs.26,660 and Rs.23,573 for the years ending March 31, 2004 and 2005.
19. Shareholders equity
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
19. Shareholders equity (continued)
     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.
     Dividends on common stock are recorded as a liability at the point of their approval by the shareholders in the annual general meeting. The shareholders approved and the Company paid dividends of Rs.191,290, Rs.431,598 and Rs.431,615 during the years ended March 31, 2003, 2004 and 2005 respectively. The dividend per share was Rs.2.50, Rs.5.00 and Rs.5.00. during the years ended March 31, 2003, 2004 and 2005 respectively.
     Public Offering in the United States of America
     On April 11, 2001, the Company made a public offering of its American Depositary Shares (ADSs) to international investors. The offering consisted of 13,225,000 ADSs representing 13,225,000 equity shares (adjusted for share split), at an offering price of U.S.$10.04 per ADS amounting to Rs.5,782,725, net of expenses. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the other equity shares. As a part of this offering, 8,602,152 equity shares of Rs.5 each allotted and outstanding against Global Depository Receipts issued and outstanding have also been converted to American Depository Shares.
20. Deferred revenue
     The Company had, pursuant to an agreement entered into with Novartis Pharma AG (“Novartis”), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, during the year ended March 31, 2002, the Company received Rs.235,550 (U.S.$5,000) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with the Company’s accounting policy proportionately upon the receipt of stated milestones. The agreement with Novartis for the further development of the compound expired on May 30, 2004 and Novartis has determined to discontinue further development and, accordingly, the Company recognized the entire amount of deferred revenue of Rs.235,550 (U.S.$5,000) as license fees during the year ended March 31, 2005.
     The Company had entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company had licensed two molecule compounds for further development and conducting clinical trials. Under the arrangement, the Company received a non-refundable upfront license fee upon signing of the agreement and was also entitled to receive certain additional non-refundable payments upon the achievement of certain defined milestones. As of March 31, 2004, the Company had unamortized non-refundable upfront license fees of Rs.52,832 (U.S.$1,273) on account of the second molecule compound. On October 22, 2004, Novo Nordisk announced that it had suspended clinical trials on the second compound also due to unsatisfactory results. Accordingly, the Company has recognized the entire amount of deferred revenue of Rs.52,832 (U.S.$1,273) as license fees during the year ended March 31, 2005.
     The Company has entered into certain dossier sales, licensing and supply arrangements in Europe and Japan. These arrangements include certain performance obligations and based on an evaluation that these obligations are not inconsequential or perfunctory, the Company has deferred the upfront payments received towards these arrangements. These amounts will be recognized in the income statement in the period in which the Company completes all its performance obligations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
20. Deferred revenue (continued)
     Upon completion of all its performance obligation for some of the contracts, the Company recognized an amount of Rs.57,355 in the income statement during the year ended March 31, 2005. The balance amounts aggregating to Rs.58,255 represent the deferred revenue relating to these arrangements.
21. Employee stock incentive plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and all employees and directors of its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
     Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
     Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     On January 24, 2005, certain employees surrendered their fair market value options (Category A) and the Company issued par value options (Category B) to such employees. This transaction was a modification of the DRL 2002 Plan and the incremental expenses, being the difference between the fair value of the Category A options on the date of modification and the fair value of the Category B options as per the guidance in SFAS 123, has been recognized in the statements of operation over the vesting period of the Category B options.
     Stock option activity under the DRL 2002 Plan in the two categories of options (i.e. fair market value and par value options) was as follows:

	Year ended March 31, 2004
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual
	out of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	543,871	Rs.	884-1,063.02	Rs.	995.42	56
Granted during the period	423,300		883-1,396		934.44	62
Expired / forfeited during the period	(53,132)		883-1,063.02		962.54	—
Exercised during the period	(3,001)		911-1,063.02		1,013.12	—

Outstanding at the end of the period	911,038		883-1,396		968.95	66

Exercisable at the end of the period	315,068	Rs.	884-1,063.02	Rs.	976.15	45

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Category A — Fair Market Value Options

	Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual
	out of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	911,038		883-1,396		968.95	66
Granted during the period	466,500		747-885		872.82	82
Expired / forfeited during the period	(352,657)		765-1,063.02		918.84	—
Surrendered by employees during the period	(725,931)		747-1,396		928.07	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	298,950		747-1149		977.31	50

Exercisable at the end of the period	188,538	Rs.	883-1,149	Rs.	996.54	35

Category B — Par Value Options

	Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual
	out of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period
Surrendered	280,873	Rs.	5	Rs.	5	84
Others	102,650		5		5	84
Forfeited during the period	(3,974)		5		5	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	379,549		5		5	84

Exercisable at the end of the period	—		—		—	—

     The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the years ended March 31, 2004 and March 31, 2005 was Rs.410.50 and Rs.377.60. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the year ended March 31, 2005 was Rs.707.40.
     Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan:
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
     Stock option activity under the U.S. Plan was as follows:

	Year ended March 31, 2004
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average		contractual
	out of options	exercise prices		exercise price		life (months)
Outstanding at the beginning of the period	293,500	U.S.$	0.18	U.S.$	0.18	71
Granted during the period	—		—		—	—
Forfeited during the period	(2,000)		0.18		0.18	—
Exercised during the period	291,500		0.18		0.18	—

Outstanding at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Employee stock incentive plans (continued)
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
     Accordingly, there were no options outstanding under this plan during the year ended March 31, 2005.
     Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the “Aurigene ESOP Plan”):
     In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.
     Stock option activity under the Aurigene ESOP Plan was as follows:

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	200,000	Rs.	10	Rs.	10	65
Expired / forfeited during the period	(30,812)		10		10	—

Outstanding at the end of the period	169,188	Rs.	10	Rs.	10	65

Exercisable at the end of the period	—		—		—	—

	Year ended March 31, 2005
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	169,188	Rs.	10	Rs.	10	65
Granted during the period	342,381		10		10	61
Expired / forfeited during the period	(314,391)		10		10	—

Outstanding at the end of the period	197,178	Rs.	10	Rs.	10	59

Exercisable at the end of the period	—		—		—	—
     The weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the years ended March 31, 2004 and March 31, 2005 was Rs.4.82 and Rs.4.29.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Employee stock incentive plans (continued)
     Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Management Plan”):
     In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by Aurigene’s compensation committee. The options vest on the date of grant of the options.
     Stock option activity under the Management Plan was as follows:

	Year ended March 31, 2004
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	783,333	Rs.	10	Rs.	10	77
Expired during the period	(166,667)		10		10	—

Outstanding at the end of the period	616,666	Rs.	10	Rs.	10	77

Exercisable at the end of the period	616,666	Rs.	10	Rs.	10	77

	Year ended March 31, 2005
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	616,666	Rs.	10	Rs.	10	77
Granted during the period	616,667		10		10	73
Expired during the period	(1,133,333)		10		10	—

Outstanding at the end of the period	100,000	Rs.	10	Rs.	10	65

Exercisable at the end of the period	100,000	Rs.	10	Rs.	10	65
     The weighted average grant date fair value for options granted under the Aurigene Management Plan during the year ended March 31, 2004 and March 31, 2005 was Rs.4.25 and Rs.3.76.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
22. Allowances for sales returns
     Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

	Year ended March 31,
	2003		2004		2005
Balance at the beginning of the year	Rs.	84,897	Rs.	89,026	Rs.	99,919
Additional provision		193,229		169,511		105,245
Sales returns charged to the provision		(189,100)		(158,618)		(110,041)

Balance at the end of the year	Rs.	89,026	Rs.	99,919	Rs.	95,123

23. Other (expense)/income, net
     Other (expense)/ income consists of the following:

	Year ended March 31,
	2003		2004		2005
Interest expense, net of capitalized interest	Rs.	(6,678)	Rs.	(14,970)	Rs.	(103,027)
Interest income		342,548		421,763		374,928
Gain on sale of available for sale securities, net		6,284		24,786		64,997
Loss on sale of subsidiary interest		—		(58,473)		(8,122)
Other		340,970		131,085		202,804

	Rs.	683,124	Rs.	504,191	Rs.	531,580

     Certain items were presented as “Other operating income, net” in the annual report to the stockholders for fiscal 2005. These items have been presented under “Other (expense)/income, net” in the consolidated financial statements presented herein. As a result, “Other operating income, net”, “Total operating expenses, net”, “Operating income/(loss)” and “Other (expense)/income, net” as reported and as presented herein has changed as set out below:

	As reported in annual report to stockholders						As presented herein
	Year ended March 31,						Year ended March 31,
	2003		2004		2005		2003		2004		2005
Other operating income,net	Rs.	340,970	Rs.	131,085	Rs.	202,804	Rs.	—	Rs.	—	Rs.	—
Total operating expenses,net		6,663,628		8,523,838		10,249,751		7,004,598		8,654,923		10,452,555
Operating income/(loss)		3,558,611		2,211,294		(163,646)		3,217,641		2,080,209		(366,450)
Other (expense)/income,net		342,154		373,106		328,776		683,124		504,191		531,580
24. Shipping costs
     Selling, general and administrative expenses include shipping and handling costs of Rs.428,992, Rs.557,969 and Rs.642,508 for the years ended March 31, 2003, 2004 and 2005 respectively.
25. Income taxes
     Income taxes consist of the following:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

	Year ended March 31,
	2003		2004		2005
Pre-tax income
Domestic	Rs.	4,233,292	Rs.	3,021,098	Rs.	562,343
Foreign		(424,621)		(481,060)		(455,314)

		3,808,671		2,540,038	Rs.	107,029

Income tax benefit / (expense) attributable to continuing operations:

Current taxes:

Domestic	Rs.	(402,225)	Rs.	(202,364)	Rs.	(249)
Foreign		4,710		(1,752)		(1,053)

		(397,515)		(204,116)		(1,302)

Deferred taxes:
Domestic		(44,828)		20,126		190,086
Foreign		44,281		114,741		(94,507)

		(547)		134,867		95,579

	Rs.	(398,062)	Rs.	(69,249)	Rs.	94,277

Deferred tax benefit / (expense) attributable to other comprehensive income.	Rs.	(7)	Rs.	(3,873)	Rs.	5,206

25. Income taxes (continued)
     The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	Year ended March 31,
	2003		2004		2005
Income before income taxes and minority interest.	Rs.	3,808,671	Rs.	2,540,038	Rs.	107,029
Enacted tax rate in India		36.75%		35.875%		36.5925%

Computed expected tax benefit expense	Rs.	(1,399,687)	Rs.	(911,239)	Rs.	(39,164)

Effect of:
Differences between Indian and foreign tax rates		379		(2,325)		13,362
Valuation allowance		(136,499)		(149,805)		(254,243)
In-process technology written-off		—		—		(110,771)
Expenses not deductible for tax purposes		(58,159)		(39,149)		(36,552)
ESOP cost not deductible for tax purpose		(47,218)		(43,831)		(52,694)
Income exempt from income taxes		1,054,642		856,317		333,310
Foreign exchange (loss) / gains		32,433		64,008		(5,300)
Incremental deduction allowed for research and development expenses		203,439		172,259		254,245
Indexation of capital assets		1,091		907		8,275
Tax rate change		(12,656)		12,111		(9,466)
MAT		(2,319)		(639)		(3,910)
Others		(33,508)		(27,863)		(2,815)

Income tax benefit / (expense)	Rs.	(398,062)	Rs.	(69,249)	Rs.	94,277

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
25. Income taxes (continued)
     The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	As of March 31,
	2004		2005
Deferred tax assets:
Inventory	Rs.	60,946	Rs.	62,644
Deferred revenue		112,683		5,868
Accounts payable		43,673		46,300
Accounts receivable		8,427		—
Investments		90,244		93,762
Operating loss carry-forward		409,706		874,187
Capital loss carry forward		11,835		36,890
Expenses deferred for tax purposes
Research and development expenses		51,006		52,026
Employee costs		45,138		62,009
Legal costs		135,036		66,647
Start-up costs		41,482		42,138
Others		14,730		31,824
Other current liabilities		115,026		96,265

		1,139,932		1,470,560
Less: Valuation allowance		(525,961)		(781,392)

Deferred tax assets		613,971		689,168

Deferred tax liabilities:
Property, plant and equipment		(716,329)		(876,483)
Intangible assets		(214,545)		(134,054)
Investment securities		(13,817)		(14,094)
Others		(139,787)		(45,518)

Deferred tax liabilities		(1,084,478)		(1,070,149)

Net deferred tax assets/(liabilities)	Rs.	(470,507)		(380,981)

Deferred charges		51,169		66,123

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences and tax loss carry forwards, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
     Operating loss carry forward comprises business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from five years to indefinite.
     The company has during the year, set up a full valuation allowance against the deferred tax asset on account of tax effect of operating losses carry forward and other net deferred tax assets of AMPNH, RPI, RANV, RPS, RBL, RCSA, DRSA, DRFBL, Reddy US and others amount to Rs.179,816 as the management based on future profit projections believes that the likelihood of not realizing these deferred tax assets is more likely than not.
     Valuation allowance has been created with regard to operating losses and other net deferred tax assets arising out of ADTL amounting to Rs.75,615 as this subsidiary specializes in research activities and the Company believes that the likelihood of not realizing these deferred tax assets is more likely than not.
     Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which the Company is eligible for tax concessions under the local laws.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
25. Income taxes (continued)
     Incremental deduction allowed for research and development expenses represents tax incentive provided by the Government of India for carrying out such activities.
     As of March 31, 2005 the Company had operating loss carry-forward of Rs.2,457,776 that expires as follows:

Expiring in the year ending March 31:
2006	Rs.	—
2007		21,413
2008		212,510
2009		13,844
2010		—
Thereafter (2011 – 2023)		283,331
Thereafter (indefinite)		1,926,678

	Rs.	2,457,776

     Operating loss carry-forward includes unabsorbed depreciation of Rs.906,531 which can be carried forward indefinitely.
     Further, as of March 31, 2005 the Company had capital loss carry-forward of Rs.176,422 that expires on March 31, 2013.
     Undistributed earnings of the Company’s foreign subsidiaries and unrecognized deferred tax liability on the same amounted to approximately Rs.235,515, Rs.245,906, Rs.273,724 and Rs.86,552, Rs.88,219, Rs.100,163 as of March 31, 2003, 2004 and 2005 respectively. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.
26. Employee benefit plans
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
26. Employee benefit plans (continued)
     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements:

	As of March 31,
	2004		2005
Change in the benefit obligations
Projected Benefit Obligations (PBO) at the beginning of the year	Rs.	113,294	Rs.	147,309
Service cost		16,061		20,379
Interest cost		8,992		10,217
Actuarial (gain)/ loss		24,313		34,362
Benefits paid		(15,351)		(12,228)

PBO at the end of the year	Rs.	147,309	Rs.	200,039

Change in plan assets
Fair value of plan assets at the beginning of the year	Rs.	91,482	Rs.	130,939
Actual return on plan assets		42,681		(26,003)
Employer contributions		12,127		34,414
Benefits paid		(15,351)		(12,228)

Plan assets at the end of the year	Rs.	130,939	Rs.	127,122

Funded status	Rs.	(16,370)	Rs.	(72,917)
Unrecognized actuarial loss		21,469		92,014
Unrecognized transitional obligation		12,916		12,146

Net amount recognized	Rs.	18,015	Rs.	31,243

Amounts recognized in the statement of financial position consist of:

	Year ended March 31,
	2004		2005
Prepaid benefit cost	Rs.	21,591	Rs.	35,231
Accrued benefit liability		(3,576)		(3,988)

Net amount recognized	Rs.	18,015	Rs.	31,243

The accumulated benefit obligation for the Gratuity Plan was Rs.54,358 and Rs.105,931 as at March 31, 2004 and 2005 respectively.
Components of Net Periodic Benefit Cost:

	Year ended March 31,
	2003		2004		2005
Service cost	Rs.	11,494	Rs.	16,061	Rs.	20,379
Interest cost		8,368		8,992		10,217
Expected return on plan assets		(6,884)		(8,831)		(10,468)
Amortization of transition obligation / (assets)		770		770		770
Recognized net actuarial (gain) / loss		637		881		288

Net amount recognized	Rs.	14,385	Rs.	17,873	Rs.	21,186

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
26. Employee benefit plans (continued)
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are:
Weighted-average assumptions used to determine benefit obligations:

	As at March 31,
	2004	2005
Discount Rate	7.0%	8.0%
Rate of compensation increase	7.0%	7.0%
Weighted-average assumptions used to determine net periodic benefit cost:

	Year ended March 31,
	2004	2005
Discount Rate	8.0%	8.0%
Rate of compensation increase	12% for first year
	& 7% thereafter	7.0%
Expected long-term return on plan assets	8.0%	7.5%
The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments prescribed as per the statutory pattern of investment.
Plan Assets: The Company’s gratuity plan weighted-average asset allocations at March 31, 2004 and 2005, by asset category are as follows:

	Year ended March 31,
	2004	2005
Debt	100%	100%
Cash Flows:
Contributions: The Company expects to contribute Rs.10,078 to its gratuity plan during the year ended March 31, 2006.
Estimated Future Benefit Payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended March 31,
2006	Rs.	18,694
2007		17,449
2008		22,753
2009		27,161
2010		25,492
2011 to 2015	Rs.	157,165

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
26. Employee benefit plans (continued)
     Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a superannuation, a defined contribution plan administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.19,395, Rs.24,192 and Rs.26,994 to the superannuation plan during the years ended March 31, 2003, 2004 and 2005 respectively.
     Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.47,455, Rs.58,685 and Rs.64,223 to the provident fund plan during the years ended March 31, 2003, 2004 and 2005 respectively.
27. Related party transactions
     The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	AR Chlorides for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited for purchase and sale of active pharmaceutical ingredients and intermediates;

•	Madras Diabetes Research Foundation for undertaking research on behalf of the Company;

•	Dr. Reddy’s Heritage Foundation for purchase of services;

•	SR Enterprises for transportation services; and

•	Manava Seva Dharma Samvardhani Trust for social contribution to which the Company has made contribution.
     The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities (“significant interest entities”). The Company has also entered into transactions with employees, directors of the Company and their relatives.
     One of the Company’s executives and U.S. general counsel, hired on July 15, 2002, is a partner of a law firm that the Company engages for legal services. Legal fees paid by the Company to the concerned law firm were Rs.373,563, Rs.423,137 and Rs.468,758 during the years ended March 31, 2003, 2004 and 2005 respectively.
     The following is a summary of significant related party transactions:

	Year ended March 31,
	2003		2004		2005
Purchases from:
Significant interest entities	Rs.	50,943	Rs.	59,889	Rs.	45,239
Reddy Kunshan		—		107,801		39,278

Sales to:
Significant interest entities		763		1,185		1,055

Administrative expenses paid to:
Significant interest entities		7,749		4,793		4,649
Directors and their relatives		16,807		16,891		17,144

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
27. Related party transactions (continued)
     The Company has the following amounts due from related parties:

	As of March 31,
	2004		2005
Directors and their relatives	Rs.	3,680	Rs.	3,680
Employee loans (interest free)		39,776		18,199

	Rs.	43,456	Rs.	21,879

     The Company has the following amounts due to related parties:

	As of March 31,
	2004		2005
Significant interest entities	Rs.	14,009	Rs.	10,996
Reddy Kunshan		12,410		5,401
Interest free deposit from affiliate		53,000		—
Payable towards legal fees		121,751		123,106

		201,170		139,503

     As of March 31, 2005, the required repayments of employee loans are given below:

Repayable in the year ending March 31:
2006	Rs.	10,812
2007		5,316
2008		1,819
2009		226
2010		26
Thereafter		—

	Rs.	18,199

28. Commitments and Contingencies
     Capital Commitments: As of March 31, 2004 and 2005, the Company had committed to spend approximately Rs.418,025 and Rs.192,161 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
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

     Pathnet, an equity investee accounted for by the equity method, secured a financial assistance of Rs.250 million from ICICI Bank Ltd. (“ICICI Bank”). To enhance the credit standing of Pathnet, on December 14, 2001 the Company issued a corporate guarantee

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
28. Commitments and Contingencies (continued)
amounting to Rs.122.5 million in favor of ICICI Bank. The guarantee will expire in May 2008 and the liability of the Company may arise in case of non-payment or non-performance of other obligations of Pathnet under its facilities agreements with ICICI Bank. As of March 31, 2005, our share of theoutstanding loan amount was Rs.21.0 million.
Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the government of India notified Norfloxacin as “a specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company, however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. The Company has appealed to the Supreme court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court. However, in March 2005, the Company received a notice from the government of India demanding the recovery of the price charged in excess of the ceiling price fixed by the government of India including interest thereon. The Company believes that as the validity of the price notification is under dispute and the litigation is pending before the Supreme Court, the notice is not a final demand. As of March 31, 2005, the Company has provided an amount of Rs.183,605 representing the excess of the selling price over the maximum selling price fixed by the government of India on sales through that date.
     Pending resolution of the dispute by the Supreme Court of India, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the government of India. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
     In October 2004, the Company signed an agreement to sell its equity shares in Reddy Biomed Russia to KT&T, a Russian company for a total consideration of U.S.$5 million. Under the terms of the agreement, the transfer of shares is to be completed by September 30, 2005. However, the Company was subsequently informed that a Moscow court has issued an order of injunction halting the transfer of shares. The Company is in the process of initiating an appeal against the Moscow court decision. If the Company is unsuccessful in defending its right to sell the shares, it may not be in a position to effect the transfer of shares and complete the sale. The Company has fully provided for its initial investment of U.S $1.93 million in Reddy Biomed Russia in 1997. Pending resolution of the dispute, the amount received from KT&T has been treated as an advance in the consolidated financial statements.
     During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities have demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, have issued a penalty claim of Rs.70,000 against the company.
     Further during the year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor including a penalty of Rs.51,152. The Authorities, through the same notice, have issued a penalty claim of Rs.6,500 against the Company. The Company has filed an appeal against these notices with the appellate authorities. Pending resolution of this appeal, the ultimate liability of the Company is not ascertainable.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
28. Commitments and Contingencies (continued)
     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Segment reporting and related information
a) Segment information
     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations – Revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics– Gross profit;

•	Critical care and biotechnology – Gross Profit; and

•	Drug discovery – Revenues and expenses.
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
     Formulations
     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Year ended March 31,
	2003		2004		2005
Gastro Intestinal	Rs.	1,400,652	Rs.	1,624,811	Rs.	1,740,087
Pain Control		1,199,271		1,386,362		1,540,665
Cardiovascular		1,341,588		1,444,055		1,494,701
Anti-Infectives		1,020,313		1,013,595		1,001,797
Dermatology		283,056		313,076		338,016
Others		1,558,664		1,732,039		1,526,753

	Rs.	6,803,544	Rs.	7,513,938	Rs.	7,642,019
Intersegment revenues[1]		88,786		19,519		17,702
Adjustments[2]		(31,963)		(25,979)		163,192

Total revenues	Rs.	6,860,367	Rs.	7,507,478	Rs.	7,822,913

Cost of revenues		2,373,693		2,459,768		2,280,473
Intersegment cost of revenues[3]		310,586		211,182		259,727
Adjustments[2]		(224,092)		(84,424)		(47,397)

	Rs.	2,460,187	Rs.	2,586,526	Rs.	2,492,803

Gross profit		4,208,051		4,862,507		5,119,521
Adjustments[2]		192,129		58,445		210,589

	Rs.	4,400,180	Rs.	4,920,952	Rs.	5,330,110

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Segment reporting and related information (continued)
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
     An analysis of gross profit for the segment is given below.

	Year ended March 31,
	2003		2004		2005
Revenues from external customers.	Rs.	5,562,731	Rs.	6,973,891	Rs.	5,946,765
Intersegment revenues[1]		590,216		602,060		742,294
Adjustments[2]		187,774		52,552		255,469

Total revenues	Rs.	6,340,721	Rs.	7,628,503	Rs.	6,944,528

Cost of revenues	Rs.	3,597,650	Rs.	4,666,757	Rs.	4,499,140
Intersegment cost of revenues		88,786		19,519		17,702
Adjustments[2]		252,226		416,082		496,713

	Rs.	3,938,662	Rs.	5,102,358	Rs.	5,013,555

Gross profit	Rs.	2,466,511	Rs.	2,889,675	Rs.	2,172,217
Adjustments[2]		(64,452)		(363,530)		(241,244)

	Rs.	2,402,059	Rs.	2,526,145	Rs.	1,930,973

(1)	Intersegment revenues is comprised of transfers to formulations, generics and custom chemical synthesis and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.
     An analysis of revenue by geography is given below:

	Year ended March 31,
	2003		2004		2005
North America	Rs.	2,397,663	Rs.	1,902,922	Rs.	1,848,963
India		1,668,773		2,160,297		1,988,134
Europe		465,965		1,626,890		1,091,190
Others		1,728,024		1,983,551		2,032,258

		6,260,425		7,673,660		6,960,545
Adjustments[1]		80,296		(45,157)		(16,017)

	Rs.	6,340,721	Rs.	7,628,503	Rs.	6,944,528

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Segment reporting and related information (continued)
     An analysis of revenues by key products is given below:

	Year ended March 31,
	2003		2004		2005
Ramipril	Rs.	53,078	Rs.	1,314,164	Rs.	783,362
Ciprofloxacin hydrochloride		773,177		959,773		619,112
Naproxen sodium		400,774		437,339		470,044
Ibuprofen		455,792		394,634		460,490
Ranitidine hydrochloride Form 1		475,557		457,449		452,025
Ranitidine HCl Form 2		221,737		253,996		282,240
Atorvastatin		88,264		211,192		252,466
Naproxen		160,058		233,835		229,553
Nizatidine		658,667		159,592		216,757
Terbinafine HCl		94,027		124,923		194,482
Losartan potassium		125,471		214,231		180,528
Dextromethorphan HBr		190,425		182,775		165,836
Sertraline hydrochloride		143,084		178,537		138,158
Sparfloxacin		175,816		197,055		117,520
Doxazosin mesylate		181,448		117,878		111,644
Enrofloxacin		139,857		125,487		93,139
Others		2,003,489		2,065,643		2,177,172

Total	Rs.	6,340,721	Rs.	7,628,503	Rs.	6,944,528

     Generics
     Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001 with the export of ranitidine 75mg and oxaprozin to the United States.
     An analysis of gross profit for the segment is given below.

	Year ended March 31,
	2003		2004		2005
Revenues	Rs.	.4,284,192	Rs.	4,337,525	Rs.	3,577,421
Less:
Cost of revenues		809,079		989,125		1,222,401
Intersegment cost of revenues[1]		251,580		335,342		397,969

		1,060,659		1,324,467		1,620,370

Gross Profit	Rs.	3,223,533	Rs.	3,013,058	Rs.	1,957,051

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Segment reporting and related information (continued)
     An analysis of revenues by key products for the year ending March 31, 2003, 2004, and 2005 is given below:

	Year ended March 31,
	2003		2004		2005
Fluoxetine	Rs.	1,839,104	Rs.	1,825,546	Rs.	857,927
Omeprazole		283,011		325,304		434,090
Ibuprofen		31,568		183,973		198,666
Tizanidine		777,826		591,088		206,156
Amlodipine		—		7,797		200,459
Ranitidine		225,090		205,799		194,003
Others		1,127,593		1,198,018		1,486,120

	Rs.	4,284,192	Rs.	4,337,525	Rs.	3,577,421

     Critical care and biotechnology
     Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Year ended March 31,
	2003		2004		2005
Revenues	Rs.	428,179	Rs.	411,028	Rs.	527,108
Cost of revenues		234,388		206,974		176,534

Gross profit	Rs.	193,791	Rs.	204,054	Rs.	350,574

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the critical care and biotechnology segment and are accounted for at cost to the transferring segment.
     Drug discovery
     The Company is involved in drug discovery through the research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Year ended March 31,
	2003		2004		2005
Revenues	Rs.	—	Rs.	—	Rs.	288,382
Adjustments[1]		—		—		—

		—		—	Rs.	288,382

Research and development expenses	Rs.	480,111	Rs.	729,434	Rs.	868,992

(1)	The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to deferral of up-front non-refundable license fees.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Segment reporting and related information (continued)
     a) Reconciliation of segment information to entity total

	Year ended March 31, 2003				Year ended March 31, 2004				Year ended March 31, 2005
	Revenues		Gross profit		Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	6,860,367	Rs.	4,400,180	Rs.	7,507,478	Rs.	4,920,952	Rs.	7,822,913	Rs.	5,330,110
Active pharmaceutical ingredients and intermediates		6,340,721		2,402,059		7,628,503		2,526,145		6,944,528		1,930,973
Generics		4,284,192		3,223,533		4,337,525		3,013,058		3,577,421		1,957,051
Critical care and biotechnology		428,179		193,791		411,028		204,054		527,108		350,574
Drug discovery		—		—		—		—		288,382		288,382
Others		156,353		2,676		196,715		70,923		311,573		229,015

	Rs.	18,069,812	Rs.	10,222,239	Rs.	20,081,249	Rs.	10,735,132	Rs.	19,471,925	Rs.	10,086,105

     b) Analysis of revenue by geography
          The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Year ended March 31,
	2003		2004		2005
India	Rs.	6,488,573	Rs.	7,143,798	Rs.	6,693,042
North America		5,852,552		5,319,160		4,349,191
Russia and other countries of the former Soviet Union		2,107,861		2,285,838		2,782,171
Europe		1,401,008		2,788,648		2,868,233
Others		2,219,818		2,543,805		2,779,288

	Rs.	18,069,812	Rs.	20,081,249	Rs.	19,471,925

     c) Analysis of property, plant and equipment by geography
          Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,
	2003		2004		2005
India	Rs.	4,577,973	Rs.	5,998,005	Rs.	6,723,966
North America		106,093		156,981		157,549
Russia and other countries of the former Soviet Union		31,103		36,606		34,681
Europe		111,740		132,721		122,449
Others		3,571		6,822		19,663

	Rs.	4,830,480	Rs.	6,331,135	Rs.	7,058,308

Item 19. Exhibits

Exhibit Number	Description of Exhibits
1.1.*/***	Memorandum and Articles of Association of the Registrant dated February 4, 1984.

1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.

1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.

2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.

4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.

4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.

8.	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed on March 26, 2001 with the SEC along with Form F-1

**	Previously filed with the Company’s Form 20-F for the year ended March 31, 2002

***	Previously filed with the Company’s Form 20-F for the year ended March 31, 2003

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

For Dr. Reddy’s Laboratories Limited,

	By:	/s/ G.V. Prasad

G.V. Prasad
Executive Vice Chairman & CEO

For Dr. Reddy’s Laboratories Limited,

	By:	/s/ V. S. Vasudevan

V. S. Vasudevan
Hyderabad, India		Chief Financial Officer
August 8, 2005