Form 20-F
period 2006-03-31
DR REDDYS LABORATORIES LTD
filed 2006-10-02
CIK 1135951

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number: 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable	ANDHRA PRADESH, INDIA
(Translation of Registrant’s name	(Jurisdiction of incorporation or
into English)	organization)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered

American depositary shares, each representing one equity share	New York Stock Exchange

Equity Shares*	New York Stock Exchange
*Not for trading, but only in connection with the registration of American depositary shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act. None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
76,694,570 Equity Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):
Large accelerated filer ☑      Accelerated filer ☐       Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐    No ☑

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
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this annual report on Form 20-F are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.44.48 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. As of September 28, 2006, that rate was Rs.45.78 per U.S.$1.00.
     Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein.
Forward-looking and Cautionary Statement
     IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
3.A. Selected financial data
     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects, which are included elsewhere in this annual report. The selected consolidated statements of income data for the five years ended March 31, 2006 and selected consolidated balance sheet data as of March 31, 2002, 2003, 2004, 2005 and 2006 which have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes except for cash dividend per share. The selected consolidated financial data presented below for fiscal year 2006 reflects the acquisition of Industrias Quimicas Falcon de Mexico effective December 30, 2005 and beta Holding GmbH effective March 3, 2006 and therefore the results for fiscal year 2006 are not comparable to the results for prior fiscal years.

	Fiscal Year Ended March 31,
	2002**	2003**	2004	2005	2006
	(Rs. in millions, U.S.$ in thousands, except share and per share data)
						Convenience
						translation
						into U.S.$
						(unaudited)
Income Statement Data:
Product sales	Rs.16,408.8	Rs.18,069.8	Rs.20,081.2	Rs.19,126.2	Rs.24,077.2	U.S.$541,304
License fees	124.8	—	—	345.7	47.5	1,068
Services income	89.1	3.9	22.3	47.5	142.3	3,200

Total revenues	16,622.7	18,073.7	20,103.5	19,519.4	24,267.0	545,572
Cost of revenues	6,869.0	7,744.9	9,337.3	9,385.9	12,417.4	279,168

Gross profit	9,753.7	10,328.8	10,766.2	10,133.5	11,849.6	266,404
Operating expenses:
Selling, general and administrative expenses	3,674.1	5,103.2	6,542.5	6,774.6	8,028.9	180,505
Research and development expenses, net	742.4	1,411.8	1,991.6	2,803.3	2,153.0	48,403
Amortization expenses	487.7	419.5	382.9	349.9	419.9	9,439
Foreign exchange (gain)/loss	(209.0)	70.1	(282.4)	488.8	126.3	2,840
Other operating (income) / expenses, net	27.1	0.2	83.2	6.0	(320.4)	(7,202)

Total operating expenses	4,722.3	7,004.8	8,717.8	10,422.6	10,407.7	233,988

Operating income/(loss)	5,031.4	3,324.0	2,048.5	(289.1)	1,441.9	32,418
Equity in loss of affiliates	(130.5)	(92.1)	(44.4)	(58.1)	(88.2)	(1,984)
Other (expense) / income, net	181.6	576.8	535.9	454.2	533.6	11,997

Income before income taxes and minority interest	5,082.5	3,808.7	2,540.0	107.0	1,887.3	42,431

Income taxes (expense)/benefit	(153.8)	(398.1)	(69.2)	94.3	(258.3)	(5,809)
Minority interest	(14.9)	(6.7)	3.4	9.9	(0.1)	(2)
Net income	Rs.4,913.8	Rs.3,403.9	Rs.2,474.2	Rs.211.2	Rs.1,628.9	U.S..$36,620

Earnings per equity share:
Basic	Rs.64.63	Rs.44.49	Rs.32.34	Rs.2.76	Rs. 21.28	0.48
Diluted	Rs.64.53	Rs.44.49	Rs.32.32	Rs.2.76	Rs. 21.24	0.48
Weighted average number of equity shares used in computing earnings per equity share:*
Basic***	76,027,565	76,515,948	76,513,764	76,518,949	76,546,658	76,546,658
Diluted***	76,149,568	76,515,948	76,549,598	76,559,801	76,701,923	76,701,923
Cash dividend per share (excluding dividend tax)	Rs.7.00	Rs.2.50	Rs.5.00	Rs.5.00	Rs.5.00	U.S.$0.11

*	Each ADR represents one equity share.

**	Effective as of fiscal year 2003, we selected the retroactive modified method of adoption described in Statement of Financial Accounting Standards No. 148 Accounting for Stock Based Compensation — Transition and Disclosure. Accordingly, the operating results for the fiscal year ended March 31, 2002 and 2003, which are the only prior periods impacted, have been modified in accordance with the retroactive modified method of adoption.

The Company has reclassified certain expense/income for the fiscal years ended March 31, 2002, 2003, 2004 and 2005, between cost of revenues, operating expenses, revenues, other expense / income and other operating expense/income, to conform to the current year presentation. These reclassifications increased the previously reported gross profit of fiscal year 2002, 2003, 2004 and 2005 by Rs.Nil, Rs.106.6 million, Rs.31.1 million and Rs.47.4 million respectively and increased / (reduced) the previously reported operating income of fiscal years 2002, 2003 and 2004 by Rs.(27.1) million, Rs.106.4 million and Rs.(31.7) million respectively and reduced the operating loss for the fiscal year 2005 by Rs.77.3 million. There is however no change in the previously reported net income for the fiscal years 2002, 2003, 2004 and 2005.

*** On August 30, 2006, we issued a stock dividend of one equity share for each equity share and ADR issued and outstanding as of August 29, 2006. The number of equity shares presented in the selected consolidated financial data do not reflect this stock dividend. Selected consolidated financial data on a unaudited pro forma basis, reflecting the impact of the stock dividend on the earning per share for the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006 is as follows:

	Fiscal Year Ended March 31,
	2002	2003	2004	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(Rs. in millions, U.S.$ in thousands, except share and per share data)
						Convenience
						translation
						into U.S.$
Net income	Rs.4,913.8	Rs.3,403.9	Rs.2,474.2	Rs.211.2	Rs.1,628.9	U.S.$36,620

Earnings per equity share:
Basic	Rs.32.32	Rs.22.24	Rs.16.17	Rs.1.38	Rs. 10.64	0.24
Diluted	Rs.32.26	Rs.22.24	Rs.16.16	Rs.1.38	Rs. 10.62	0.24
Weighted average number of equity shares used in computing earnings per equity share:
Basic	152,055,130	153,031,896	153,027,528	153,037,898	153,093,316	153,093,316
Diluted	152,299,136	153,031,896	153,099,196	153,119,602	153,403,846	153,403,846

	Fiscal Year Ended March 31,
	2002	2003	2004	2005	2006
	(Rs. in millions, U.S.$ in thousands, except share and per share data)
						Convenience
						translation into
						U.S.$(unaudited)
Other Data:
Net cash provided by / (used in):
Operating activities	Rs.4,652.8	Rs.4,366.7	Rs.3,999.2	Rs.2,291.6	Rs.1,643.1	U.S.$36,941
Investing activities	(1,532.9)	(1,954.7)	(6,506.1)	632.9	(34,524.4)	(776,179)
Financing activities	1,421.8	(153)	(376.1)	1,931.3	27,210.9	611,757
Effect of exchange rate changes on cash	88.8	(95)	(14.2)	55.8	95.1	2,138
Expenditures on property, plant and equipment	(1,090.3)	(1,515.7)	(2,415.6)	(1,749.2)	(1,873.3)	(42,115)

Balance Sheet Data:
Cash and cash equivalents	Rs.5,109.4	Rs.7,273.4	Rs.4,376.2	Rs.9,287.9	Rs.3,712.6	U.S.$83,468
Working capital	9,518.6	2,023.5	11,103.3	10,770.9	1,345.1	30,242
Total assets	18,967.0	3,091.7	26,619.3	29,288.4	68,768.1	1,546,045
Total long-term debt, excluding current portion	47.0	40.91	31.0	25.1	20,937.1	470,709
Net assets	15,457.4	18,831.8	21,039.4	20,953.2	22,271.7	500,713
Total stockholders’ equity	15,457.4	18,831.8	21,039.4	20,953.2	22,271.7	500,713
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

Fiscal Year Ended
March 31,	Period End	Average	High	Low
2002	48.83	47.80	48.83	46.88
2003	47.53	48.43	49.07	47.53
2004	43.40	45.96	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.17	46.26	43.05

     The following table sets forth the high and low exchange rates for the previous six months and is based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
March 2006	44.58	44.09
April 2006	44.39	45.09
May 2006	44.81	46.22
June 2006	46.25	45.50
July 2006	46.83	45.84
August 2006	46.61	46.32
On September 28, 2006, the noon buying rate in the city of New York was Rs.45.78 per U.S. dollar.
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
RISKS RELATING TO OUR COMPANY AND OUR BUSINESS
Failure of our research and development efforts may restrict introduction of new products, which is critical to our business.
     Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional products in our active pharmaceutical ingredients and intermediates, generics and formulations, critical care and biotechnology and drug discovery businesses, as well as our most recent business focus, specialty pharmaceuticals. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products.
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
     Our products face intense competition from products commercialized or under development by competitors in all our business segments based in India and overseas. Many of our competitors have greater financial resources and marketing capabilities than we do. Some of our competitors, especially multinational pharmaceutical companies, have greater experience than we do in clinical testing and human clinical trials of pharmaceutical products and in obtaining regulatory approvals. Our competitors may succeed in developing technologies and products that are more effective, more popular or cheaper than any we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which would harm our business and financial results. We believe some of our competitors have broader product ranges, stronger sales forces and better segment positioning than us, which enables them to compete effectively.
     To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity provided under the Hatch-Waxman Act of 1984, as amended, our sales and profit can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product or the launch of an authorized generic. Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. Our ability to sustain our sales and profitability of any product over time is dependent on both the number of new competitors for such product and the timing of their approvals.
     Our generics business is also facing increasing competition from brand-name manufacturers who do not face any significant regulatory approvals or barriers to entry into the generics market. These brand-name companies sell generic versions of their products to the market directly or by acquiring or forming strategic alliances with our competitor generic pharmaceutical companies or by granting them rights to sell “authorized generics.” Moreover, brand-name companies continually seek new ways to delay the introduction of generic products and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling, or developing and marketing as over-the-counter products those branded products which are about to face generic competition.
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
     Our research and development activities are heavily regulated. If we fail to comply fully with applicable regulations, then there could be a delay in the submission or approval of potential new products for marketing approval. In addition, the submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Each authority may impose its own requirements and/or delay or refuse to grant approval, even when a product has already been approved in another country. In the United States, as well as many of the international markets into which we sell our products, the approval process for a new product is complex, lengthy and expensive. The time taken to obtain approval varies by country but generally takes from six months to several years from the date of application. This registration process increases the cost to us of developing new products and increases the risk that we will not be able to successfully sell such new products.
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
Reforms in the health care industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.
     Increasing expenditures for health care have been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. The existence of price controls can limit the revenues we earn from our products. In the United States, numerous proposals that would effect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006. In Germany, the government has introduced several healthcare reforms in order to control healthcare spending and promote the prescribing of generic drugs. As a result, the prices of generic pharmaceutical products in Germany have declined and may further decline in the future. Similar developments may take place in our other key markets. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.
     In addition, governments throughout the world heavily regulate the marketing of our products. Most countries also place restrictions on the manner and scope of permissible marketing to physicians, pharmacies and other health care professionals. The effect of such regulations may be to limit the amount of revenue that we may be able to derive from a particular product. Moreover, if we fail to comply fully with such regulations, then civil or criminal actions could be brought against us.
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
     Our business inherently exposes us to potential product liability. From time to time, the pharmaceutical industry has experienced difficulty in obtaining desired amounts of product liability insurance coverage. Although we have obtained product liability coverage with respect to products that we manufacture, if any product liability claim sustained against us were to be not covered by insurance or were to exceed the policy limits, it could harm our business and financial condition. This risk is likely to increase as we develop our own new-patented products in addition to making generic versions of drugs that have been in the market for some time.
     In addition, product liability coverage for pharmaceutical companies is becoming more expensive. As a result, we may not be able to obtain the type and amount of coverage we desire. Furthermore, the severity and timing of future claims are unpredictable. Our customers may also bring lawsuits against us for alleged product defects. The existence, or even threat of, a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.
If we are unable to patent new products and processes or to protect our intellectual property rights or proprietary information, or if we infringe on the patents of others, our business may be materially and adversely impacted.
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
     The policy of the U.S. FDA regarding the award of 180 days of market exclusivity to generic manufacturers who challenge patents relating to specific products continues to be the subject of extensive litigation in the United States. During this 180-day market exclusivity period, nobody other than the generic manufacturer who won exclusivity relating to the specific product can market that product. The U.S. FDA’s current interpretation of the Hatch-Waxman Act of 1984 is to award 180 days of exclusivity to the first generic manufacturer who files a Paragraph IV certification under the Hatch-Waxman Act challenging the patent of the branded product, regardless of whether that generic manufacturer was sued for patent infringement.
     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 amended the Hatch-Waxman Act and provides that the 180-day market exclusivity period is triggered by the commercial marketing of the product, as opposed to the old rule under which the exclusivity period was triggered by a final, non-appealable court decision. However, the Medicare Prescription Drug Act also contains forfeiture provisions, which, if met, will deprive the first Paragraph IV filer of exclusivity. As a result, under certain circumstances, we may not be able to exploit our 180-day exclusivity period since it may be forfeited prior to our being able to market the product.
     In addition, legal and administrative disputes over triggering dates and shared exclusivities may also prevent us from fully utilizing the exclusivity periods.
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
If we elect to sell a generic product prior to the final resolution of outstanding patent litigation, we could be subject to liabilities for damages.
     At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we are involved in patent litigations, the outcome of which could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in this manner, if the final court decision is adverse to us, we could be required to cease the sale of the infringing products and face substantial liability for patent infringement. These damages may be significant as they may be measured by a royalty on our sales or by the profits lost by the patent owner and not by the profits we earned. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. In the case of a willful infringer, the definition of which is unclear, these damages may even be trebled. In April 2006, we launched, and continue to sell, generic versions of Allegra® (fexofenadine) despite the fact that litigation with the company that holds the patents for and sells this branded product is still pending. This is the only product that we have launched prior to the resolution of outstanding patent litigation.
If we do not maintain and increase our arrangements for overseas distribution of our products, our revenues and net income could decrease.
     As of March 31, 2006, we market our products in 86 countries. Our products are marketed in most of these countries through our subsidiaries as well as joint ventures. Since we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.
If we fail to comply with environmental laws and regulations or face environmental litigation, our costs may increase or our revenues may decrease.
     We may incur substantial costs complying with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. In all countries in which we have production facilities, we are subject to significant environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. If any of our plants or the operations of such plants are shut down, we may continue to incur costs in complying with regulations, appealing any decision to close our facilities, maintaining production at our existing facilities and continuing to pay labor and other costs which may continue even if the facility is closed. As a result, our overall operating expenses may increase and our profits may decrease.
Our equity shares and our ADSs may be subject to market price volatility, and the market price of our equity shares and ADSs may decline disproportionately in response to adverse developments that are unrelated to our operating performance.
     Market prices for the securities of Indian pharmaceutical companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the following can have an adverse effect on the market price of our ADSs and equity shares:
•	general market conditions,

•	speculative trading in our shares and ADSs,

•	changes in the weight given to our shares in the Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) indices, and

•	developments relating to our peer companies in the pharmaceutical industry.
If the world economy is affected due to terrorism, wars or epidemics, it may adversely affect our business and results of operations.
     Several areas of the world, including India, have experienced terrorist acts and retaliatory operations recently. For example, Mumbai was the target of serial railway bombings in July 2006. If the economy of our major markets is affected by such acts, our business and results of operations may be adversely affected as a consequence.
     In recent years, Asia has experienced outbreaks of avian influenza and Severe Acute Respiratory Syndrome, or SARS. If the economy of our major markets is affected by such outbreaks or other epidemics, our business and results of operations may be adversely affected as a consequence.
If we have difficulty in identifying acquisition candidates or consummating acquisitions, our competitiveness and our growth prospects may be harmed.
     In order to enhance our business, we frequently seek to acquire or make strategic investments in complementary businesses or products, or to enter into strategic partnerships or alliances with third parties. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We compete with others to acquire companies, and we believe that this competition has intensified and may result in decreased availability or increased prices for suitable acquisition candidates. Even after we identify acquisition candidates and/or announce that we plan to acquire a company, we may ultimately fail to consummate the acquisition. For example, we may be unable to obtain necessary acquisition financing on terms satisfactory to us or may be unable to obtain necessary regulatory approvals, including the approval of antitrust regulatory bodies. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

If we have difficulties in integration and employee retention for beta Holding GmbH or Industrias Quimicas Falcon de Mexico, SA de CV, our business may be harmed.
     In fiscal 2006, we expanded the scope of our generics and custom pharmaceutical services businesses through the acquisition of beta Holding GmbH in Germany and Industrias Quimicas Falcon de Mexico, SA de CV in Mexico, and we began our efforts to integrate them with our own operations. Should we ultimately fail to successfully integrate these companies with our existing operations, or should the achievement of a successful integration significantly divert management’s attention away from the operation of our business, then our business, financial condition or results of operations could be materially adversely affected. In addition, beta Holding GmbH was a large acquisition relative to our size. As a consequence, the operating results of beta Holding GmBH could have a significant impact on our financial condition or results of operations.
If we acquire other companies, our business may be harmed by difficulties in integration and employee retention, unidentified liabilities of the acquired companies, or obligations incurred in connection with acquisition financings.
     All acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:
•	We may fail to successfully integrate our acquisitions in accordance with our business strategy.

•	Integration of acquisitions may divert management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel, and may expose us to unanticipated liabilities.

•	We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire. If we cannot retain such personnel, we may not be able to locate or hire new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

•	Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership.

•	We may purchase companies located in jurisdictions where we do not have operations and as a result we may not be able to anticipate local regulations and the impact such regulations have on our business.
     In addition, if we make one or more significant acquisitions in which the consideration includes the equity shares or other securities, equity interests in us held by holders of the equity shares may be significantly diluted. If we make one or more significant acquisitions in which the consideration includes cash, we may be required to use a substantial portion of our available cash or incur a significant amount of debt or otherwise arrange additional funds to complete the acquisition, which may result in a dilution of earnings per equity share.
Our principal shareholders control us and, if they take actions that are not in your best interests, the value of your investment in our ADSs may be harmed.
     Our full time directors together with members of their immediate families, in the aggregate, beneficially own 27.55% of our issued shares as at March 31, 2006. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of your ADSs may be adversely affected or you might be deprived of a potential opportunity to sell your ADSs at a premium.
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
     In some of our businesses, we rely on third parties for the timely supply of active pharmaceutical ingredients (“API”), specified raw materials, equipment, formulation or packaging services and maintenance services. For instance, we rely on third party manufacturers for our entire supply of finished dosages sold in Germany. Although we actively manage these third party relationships to ensure continuity of supplies and services on time and to our required specifications, some events beyond our control could result in the complete or partial failure of supplies and services or in supplies and services not being delivered on time. Any such failure could adversely affect our results of business and results of operations.
     In the event that we experience a shortage in our supply of raw materials, we might be unable to fulfill all of the API needs of our generics and formulations segments, which could result in a loss of production capacity for these segments. In addition, this could result in a conflict between the API needs of our generics and formulations segments and the needs of customers of our active pharmaceutical ingredients and intermediates segment, some of whom are also our competitors in the formulations segment. In either case, we could potentially lose business from adversely affected customers and we could be subjected to lawsuits.
If as we expand into new international markets we fail to adequately understand and comply with the local laws and customs , these operations may incur losses or otherwise adversely affect our business and results of operations.
     Currently, we operate our business through subsidiaries and equity investees in other countries. In those countries where we have limited experience in operating subsidiaries, such as Germany and Mexico, and in reviewing equity investees we are subject to additional risks related to complying with a wide variety of national and local laws, including restrictions on the import and export of certain intermediates, drugs, technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. If we do not effectively manage our operations in these subsidiaries and review equity investees effectively, we may lose money in these countries and it may adversely affect our business and results of operations.
Fluctuations in exchange rates and interest rate movements may adversely affect our business and results of operations.
     Our principal subsidiaries are located in the United States, United Kingdom and Russia and each has significant local operations. A significant portion of our revenues are in other currencies, especially the U.S. dollar, Euro and Pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues may decrease.
     We have entered into borrowing arrangements in connection with our acquisition of betapharm. In the future, we may enter into additional borrowing arrangements in connection with acquisitions or for general working capital purposes. In the event interest rates increase, our costs of borrowing will increase and our results of operations may be adversely affected.
Our success depends on our ability to retain and attract key qualified personnel and, if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop our business
     We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives. In India, it is not our practice to enter employment agreements with our executive officers and key employees that are as extensive as are generally used in the United States, and each of those executive officers and key employees may terminate their employment upon notice and without cause or good reason. Currently we are not aware that any executive officer or key employee is planning to leave or retire. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.
We operate in a highly competitive and rapidly consolidating industry.
     We operate in a highly competitive and rapidly consolidating industry. Our competitors, which include major multinational corporations, are consolidating, and the strength of the combined companies could affect our competitive position in all of our business areas. Furthermore, if one of our competitors or their customers acquire any of our customers or suppliers, we may lose business from the customer or lose a supplier of a critical raw material.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES
          We are an Indian company and a substantial part of our operations are conducted, and most of our assets are located, in India. In addition, approximately 34.09% of our total revenues for fiscal 2006 were derived from sales in India. As a result, the following additional risk factors apply.
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
     The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. The present government is a multi-party coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement economic policies or that the existing economic policies will continue. Any significant change in the government’s economic policies could have a significant effect on private-sector entities, including us, and on market conditions and prices of Indian securities, including our shares and our ADSs. India’s trade relationships with other countries can also influence Indian economic conditions, which in turn can affect our business.
If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, which our business depends upon.
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
If wage costs or inflation rise in India, it may adversely affect our competitive advantages over higher cost countries and our profits may decline.
     Wage costs in India have historically been significantly lower than wage costs in developed countries and have been one of our competitive strengths. However, wage increases in India may increase our costs, reduce our profit margins and adversely affect our business and results of operations.
     In addition, although India’s inflation levels were relatively moderate during fiscal 2006, its inflation levels have been much higher at times during the past decade. According to the monthly economic report for January 2006 released by the department of economic affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index (Base 1993-94=100), was 4.82% for the week ended August 5, 2006 as compared with 3.78% for the week ended August 5, 2005. The trend may continue and the rate of inflation may further rise. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.
In the event that a natural disaster should occur in India, including drought, floods and earthquakes, it could adversely affect our production operations and cause our revenues to decline.
     Our main facilities are situated around Hyderabad, India. This region has experienced earthquakes, floods and droughts in the past and has experienced droughts in recent years. In the event of a drought so serious that the drinking water in the region is limited, the government could cut the supply of water to all industries, including our facilities. This would adversely affect our production operations and reduce our revenues. Even if we take precautions to provide back-up support in the event of such a natural disaster, the disaster may nonetheless affect our facilities, harming production and ultimately our business.

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
     The Indian securities markets are smaller than the securities markets in the United States and Europe and have experienced volatility from time to time. The regulation and monitoring of the Indian securities market and the activities of investors, brokers and other participants differ, in some cases significantly, from those in the United States and some European countries. Indian stock exchanges have at times experienced problems, including temporary exchange closures, broker defaults and settlement delays and if similar problems were to recur, they could affect the market price and liquidity of the securities of Indian companies, including our shares. Furthermore, any change in Indian government regulations of stock markets could affect the market price and liquidity of our shares.
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
     Currently, we enjoy various tax benefits and exemptions under Indian tax alws. Any changes in these laws, or their application in matters such as tax exemption on exportation income and transfer pricing, may increase our tax liability and thus adversely affect our financial results.
Stringent labor laws may adversely affect our ability to have flexible human resource policies.
     Labor laws in India are more stringent than in other parts of the world. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business.
If we experience labor union problems our production capacity and overall profitability could be negatively affected.
     Approximately 10% of our employees belong to a number of different labor unions. If we experience problems with our labor unions, our production capacity and overall profitability could be negatively affected.
ITEM 4. INFORMATION ON OUR COMPANY
4.A. History and development of our company
     Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter and our current Chairman, Dr. K. Anji Reddy as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 4507 (Company Identification No. U85195AP1984PTC004507). Our registered office is situated at 7-1-27, Ameerpet, Hyderabad — 500 016, Andhra Pradesh, India and the telephone number of our registered office is +91-40-23731946. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 200 Somerset Corporate Boulevard (Bldg II), Bridgewater, New Jersey 08807.
     Key business developments:
     In September 2005, we entered into a co-development and commercialization agreement with Denmark based Rheoscience A/S for the joint development and commercialization of balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes.
     During September 2005, we also announced the formation of an integrated drug development company, Perlecan Pharma Private Limited, as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). This arrangement was subject to certain closing conditions which were completed in March 2006. Citigroup Venture and ICICI Venture each commited to contribute U.S.$22.5 million and the Company commited to contribute U.S.$7.5 million to Perlecan Pharma.
     In December 2005, we completed the sale of our formulations manufacturing facility located in Goa, India to Watson Pharmaceuticals Inc. for a total purchase price of U.S.$16.5 million, of which U.S.$14.9 million was received in December 2005 and the balance was received in June 2006.
     During December 2005 we also acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico (“Falcon”), a Roche group company, for a total purchase consideration of Rs.2,773.1 million (U.S.$61 million). The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients, intermediates and steroids primarily to innovator pharmaceutical companies. Its product portfolio is comprised of 18 products, including mature active pharmaceutical ingredients (i.e, those which support off patent brands) and a range of intermediates and steroids. We acquired Falcon with an intent to add unique steroid manufacturing capabilities to our product portfolio and to enable us to offer a full range of services in our custom pharmaceutical services business to the innovator and emerging biotechnology companies.
     In January 2006, we entered into an agreement with Merck & Co., Inc., allowing us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covering these products, provided that another company obtains 180-day exclusivity after the expiration of the patents for either product. Pursuant to this agreement, we launched sales of these products on June 19, 2006 and June 23, 2006 respectively.
     In February 2006, we entered into an agreement with Argenta Discovery Limited for the joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease.
     In March 2006, we acquired 100% of beta Holding GmbH (“betapharm”) from 3i Group plc, a European private equity house. The purchase price for this transaction was €482.6 million in cash. The transaction was funded using a combination of our internal cash reserves and committed term loans. betapharm was founded in 1993 and, according to INSIGHT Health’s National Pharmaceutical Information for Germany (“NPI-Gx”) reports, betapharm is the fourth-largest generics company (by sales) in Germany with a market share of approximately 3.5%. betapharm markets high-quality generic drugs with a focus on long-term therapy products with high prescription rates. betapharm’s current portfolio is comprised of approximately 145 marketed products, and it has a strong track record of successful product launches. Located in Augsburg, Germany, betapharm currently employs approximately 370 people, including a sales force of approximately 250, with gross revenues of €164 million for the year ended November 30, 2005 (including value added taxes). The acquisition of betapharm provided us an entry into the second largest generics (branded) market in the world.
     In April 2006, we launched, and continue to sell, generic versions of Allegra® despite the fact that litigation with Sanofi-Aventis, the holder of patents for this branded product, is still pending. This is the only product that we have launched prior to the resolution of outstanding patent litigation. In September 2002, we filed an ANDA for fexofenadine hydrochloride tablets 30 mg, 60 mg and 180 mg with a Paragraph IV certification on all orange book patents. We were granted summary judgment with respect to 3 patents. Five patents remain in the litigation, which is pending in the United States District Court for the District of New Jersey. Fexofenadine hydrochloride is the AB-rated generic equivalent of Sanofi-Aventis’ Allegra®.
     During fiscal 2006, we filed 12 Abbreviated New Drug Applications (“ANDAs”), including 1 Paragraph IV. As of March 31, 2006, we had 50 ANDAs pending at the U.S. FDA. During fiscal 2006, we filed 17 Drug Master Files (“DMFs”) with the U.S. FDA. We also filed 508 dossiers in various international markets.
     As of March 31, 2006, our capital work-in-progress was Rs.1,135.9 million, primarily in India. Our capital work-in-progress is financed entirely through internally generated funds. We are in the process of expanding our existing facilities in our generics, integrated product development organization, custom pharmaceutical services and biotechnology businesses.
     During fiscal 2005 and fiscal 2006, no third party made any public takeover offers in respect of our shares and we did not make any public offers to take over any other company.
4.B. Business overview
     We are an emerging global pharmaceutical company with proven research capabilities. We produce active pharmaceutical ingredients and intermediates and finished dosage forms and biotechnology products and market them globally, with a focus on India, the United States, Europe and Russia. We are vertically integrated and use our active pharmaceutical ingredients and intermediates in our own finished dosage products. We conduct basic research in the areas of cancer, diabetes, cardiovascular disease, inflammation and bacterial infection.
     Our total revenues for fiscal 2006 were Rs. 24,267.0 million (U.S.$545.6 million). We derived 34.1% of these revenues from sales in India, 16.4% from the United States and Canada (“North America”), 14.7% from Russia and other countries of the former Soviet Union, 17.8% from Europe and 17.0% from other countries. Our net income for fiscal 2006 was Rs.1,628.9 million (U.S.$36.6 million).
OUR STRATEGY
     Our vision is to build a discovery-led global pharmaceutical company, with a strong pipeline of generics as well as innovative products. Our strategy to achieve this vision is as follows:

•	Our core businesses of active pharmaceutical ingredients and intermediates and formulations are well established with a track record of growth and profitability. We are focused on cost competitiveness and improving our position in existing markets and expanding into selected new markets in an effort to continue this growth and profitability.

•	In our global generics business, we are building a pipeline of products that will help us drive growth in the medium-term in the United States and Europe. We are focusing on key markets in Europe, including Germany, Spain, Italy, France and Poland in order to build a dominant presence in these markets.

•	We are also actively pursuing external business development opportunities to supplement our internal growth initiatives, including acquisitions and alliances.

•	We are also focused on positioning our custom pharmaceutical services business as partner of choice for the strategic outsourcing needs of innovator pharmaceutical companies.

•	In addition, we are focusing our investments on innovation led businesses, including drug discovery with a goal of building our drug discovery pipeline, and our most recent business focus, specialty pharmaceuticals, which is currently in the research and development phase. These businesses, while being investment intensive and having long lead times, have the potential to provide significant growth as well as sustained revenues and profitability for much longer periods due to patent protected franchises.
OUR PRINCIPAL AREAS OF OPERATIONS
     The following table shows our revenues and percentage of total revenues of our formulations, active pharmaceutical ingredients and intermediates, generics, critical care and biotechnology and drug discovery segments for fiscal 2004, 2005 and 2006 respectively:

	Fiscal Year Ended March 31,
Segment	2004			2005			2006
	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	7,507.5	37.3%	Rs.	7,822.9	40.1%	Rs.	9,925.9	40.9%	U.S.$	223,155.5
Active pharmaceutical ingredients and intermediates		7,628.5	38.0		6,944.5	35.6		8,238.0	34.0		185,208.1
Generics		4,337.5	21.6		3,577.4	18.3		4,055.8	16.7		91,181.7
Critical care and biotechnology		411.0	2.0		527.1	2.7		691.1	2.8		15,536.7
Drug discovery		—	—		288.4	1.5		—
Custom pharmaceutical services		113.1	0.6		311.6	1.6		1,326.8	5.5		29,829.8
Other		105.9	0.5		47.5	0.2		29.4	0.1		660.3

Total revenues	Rs.	20,103.5	100.0%	Rs.	19,519.4	100.0%	Rs.	24,267.0	100.0%	U.S.$	545,572.1

Formulations Segment
     Formulations, also referred to as branded finished dosages, are finished pharmaceutical products ready for consumption by the patient. Branded means we package the formulations for sale under our brand name. We sell branded formulations in India, Russia and other emerging markets. Formulations accounted for 40.9% of our revenues in fiscal 2006.
Markets
     We export our branded formulations to over 40 countries worldwide. Our major markets in this segment are India, Russia and other countries of the former Soviet Union, Central Eastern Europe, Southeast Asian countries and Latin America. We have also expanded our presence in emerging markets, such as Romania, Albania, South Africa, Peru and in the Middle East region. We have progressively increased the number of countries in which we market our formulations by registering our products in various markets around the world. During fiscal 2006, we filed 508 new product dossiers in various countries around the world. Our formulations portfolio includes brands covering several therapeutic segments.
     The following table sets forth formulations revenues by geographic area for fiscal 2004, 2005 and 2006, respectively:

	Fiscal Year Ended March 31,
	2004			2005			2006
Country	Revenues		% Total(1)	Revenues		% Total(1)	Revenues				% Total(1)
	(in millions)			(in millions)			(in millions)
India	Rs.	4,729.3	63.0%	Rs.	4,360.2	55.7%	Rs.	5,525.70	U.S.$	124.2	55.7%
Russia		1,781.8	23.7		2,107.2	26.9		2,583.15		58.1	26.0
Ukraine		184.2	2.5		257.8	3.3		413.38		9.3	4.2

	Fiscal Year Ended March 31,
	2004			2005			2006
Country	Revenues		% Total(1)	Revenues		% Total(1)	Revenues				% Total(1)
	(in millions)			(in millions)			(in millions)
Kazakhstan		154.5	2.1		183.7	2.3		239.40		5.4	2.4
Romania		82.0	1.1		102.6	1.3		192.27		4.3	1.9
Belarus		100.2	1.3		140.1	1.8		156.40		3.5	1.6
South Africa		—	—		52.1	0.7		142.00		3.2	1.4
Vietnam		56.7	0.8		73.5	0.9		94.95		2.1	1.0
Venezuela		70.4	0.9		96.0	1.2		55.63		1.3	0.6
Myanmar		47.6	0.6		68.1	0.9		81.42		1.8	0.8
Others		300.8	4.0		381.6	4.9		441.69		9.9	4.4

Total	Rs.	7,507.5	100.0%	Rs.	7,822.9	100.0%	Rs.	9,925.9	U.S.$	223.1	100.0%

(1)	Refers to our revenues from formulations sales in the applicable country expressed as a percentage of our total revenues from formulations sales throughout the world.
     India. Our revenues from sales of formulations in India were 55.7% of our total formulations sales in fiscal 2006. In India, our formulations business focuses mainly on the therapeutic categories of cardiovascular, diabetes management, gastro-intestinal and pain management. As of March 31, 2006, we had a total of 119 brands. Our top ten brands together accounted for 51.4% of our formulations revenues in India in fiscal 2006. Our sales of formulations in India grew at 13.8% in fiscal 2006 as compared to the industry average growth of 15.4% according to Operations Research Group International Medical Statistics (“ORG IMS”), a market research firm, in its March Moving Annual Total report for the 12-month period ending March 2006. According to ORG IMS, as of March 2006, we had 39 brands that were ranked either first or second in terms of sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”) report for the period November 2005 to February 2006, which measures doctors’ prescriptions, we were the sixth most prescribed company in India.
     New product launches during fiscal 2006 accounted for 3.6% of our revenues from sales of formulations in India. Key product launches included Omez DSR, our brand of omeprazole, Domperidone SR, our brand of domperidone, and Razo D, our brand of rabeprezole.
     The following table provides a summary of our sales in India in our therapeutic categories for fiscal 2004, 2005 and 2006 respectively:

		Fiscal Year Ended March 31,
	2004				2005				2006
	Number				Number				Number
Therapeutic	of our				of our				of our
Category (1)	Products	Revenues		% (2)	Products	Revenues		% (2)	Products(3)	Revenues				% (2)
		(in millions)				(in millions)				(in millions)
Cardiovascular	35	Rs.	928.3	19.6	35	Rs.	937.6	21.5	32	Rs.	1,094.1	U.S.$	24.6	19.8
Gastro-intestinal	36		1,015.0	21.5	38		902.0	20.7	33		1,037.5		23.3	18.8
Pain management	36		783.6	16.6	19		713.7	16.4	19		781.6		17.6	14.1
Diabetes management	23		301.1	6.4	21		297.9	6.8	24		458.5		10.3	8.3
Neutraceuticals	20		301.3	6.4	16		243.9	5.6	14		313.8		7.1	5.7
Anti-infectives	30		439.1	9.3	19		324.1	7.4	16		295.9		6.7	5.4
Dermatology	19		206.1	4.4	16		206.5	4.7	18		253.5		5.7	4.6
Dental	23		173.2	3.7	22		177.3	4.1	21		220.4		5.0	4.0
Urology	10		96.6	2.0	17		131.5	3.0	14		148.7		3.3	2.7
Respiratory	19		206.6	4.4	14		177.5	4.1	11		140.2		3.2	2.5
Gynecology	10		116.0	2.5	7		110.9	2.5	8		124.1		2.8	2.2
Others	14		162.4	3.4	10		137.3	3.1	25		657.4		14.8	11.9

Total	275	Rs.	4,729.3	100%	234	Rs.	4,360.2	100%	235	Rs.	5,525.7	U.S.$	124.4	100%

(1)	The categorization into therapeutic segments is based on current marketing practice and focuses on therapies.

(2)	Refers to the therapeutic category’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

(3)	Products of the same strength sold in different packs have been re-grouped as one product in fiscal 2006.
     The following tables summarize the position of our top 10 brands in the Indian market for fiscal 2004, 2005 and 2006 respectively:

			Rank of our Brand	Market Share of
	Therapeutic	Therapeutic Sub-	Within Product	Our Brand Within	Brand
Brand	Category	Category(1)	Category(1)	Product Category (2)	Growth(3)
Nise	Pain management	Non-steroidal anti-inflammatory	1	23.9%	6.98%
Omez	Gastro-intestinal	Anti-ulcerant	1	45.2	12.6
Stamlo	Cardiovascular	Anti-hypertensive	1	24.2	4.1
Stamlo beta	Cardiovascular	Anti-hypertensive	2	14.0	12.4
Enam	Cardiovascular	Anti-hypertensive	2	26.0	(3.6)
Atocor	Cardiovascular	Lipid lowering agent	3	8.8	26.8

			Rank of our Brand	Market Share of
	Therapeutic	Therapeutic Sub-	Within Product	Our Brand Within	Brand
Brand	Category	Category(1)	Category(1)	Product Category (2)	Growth(3)
Razo	Gastro-intestinal	Anti-ulcerant	3	9.5	42.6
Reclimet	Diabetes management	Sulphonylurea anti-diabetic	4	7.9	12.3
Clamp	Anti-infectives	Anti-infectives	4	12.8	0.4
Mintop	Dermatology	Alopecia	1	73.9	1.2

(1)	Therapeutic sub-categories are the specific groups within each therapeutic category and product categories are the compound groups within each therapeutic sub-category. Source: Operations Research Group March 2006.

(2)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

(3)	Revenue growth determined based on retail sales over the corresponding 12-month period for the previous year. Source: Operations Research Group March 2006.

	Fiscal Year Ended March 31,
Brand	2004		2005		2006
					(in millions)		(in millions)	%Total(1)
Nise	Rs.	655.6	Rs.	537.9	Rs.	736.0	U.S.$16.5	13.3%
Omez		622.6		528.1		690.8	15.5	12.5
Stamlo		293.2		298.2		339.7	7.6	6.1
Stamlo Beta		187.7		186.7		262.8	5.9	4.8
Enam		163.9		162.1		172.7	3.9	3.1
Atocor		100.6		115.8		167.2	3.8	3.0
Razo		49.7		65.2		127.3	2.9	2.3
Reclimet		73.3		79.1		123.7	2.8	2.2
Clamp		106.5		100.6		118.3	2.7	2.1
Mintop		99.1		98.4		109.1	2.5	2.0

Total	Rs.	2,352.2	Rs.	2,172.1	Rs.	2,847.6	U.S.$64.1	51.4

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.
     Russia. Russia is our largest international market in our formulations business and our sales of formulations in this market accounted for 26.0% of our revenues in the formulations segment in fiscal 2006. Pharmexpert, a market research firm, ranked us number 18 in sales in Russia with a market share of 1.21% as of March 2006 in its moving annual total report for first quarter 2006 (the “MAT Q1 2006 Report”). Pharmexpert also reported that the market growth during fiscal 2006 was 20.13%. All of the companies ranked ahead of us by Pharmexpert were either multinational corporations or of European origin. Accordingly, we were the top ranked Indian pharmaceutical company in Russia.
     The following table provides a summary of our revenues in Russia by therapeutic category for fiscal 2004, 2005 and 2006 respectively:

	Fiscal Year Ended March 31,
	2004				2005				2006
Therapeutic	Number of			%	Number of			%	Number of				%
Category	Products	Revenues		Total(1)	Products	Revenues		Total(1)	Products	Revenues			Total(1)
		(in millions)								(in millions)
Pain management	9	Rs.	477.4	26.8%	9	Rs.	660.3	31.3%	9	Rs.	929.6	U.S.$21.3	36.0%
Anti-infectives	7		435.4	24.4	7		505.1	24.0	6		546.5	12.5	21.2
Gastro-intestinal	2		400.2	22.5	2		493.0	23.4	3		608.6	14.0	23.6
Cardiovascular	4		338.2	19.0	4		306.2	14.5	4		288.9	6.6	11.2
Dermatology	4		92.7	5.2	4		96.4	4.6	4		142.4	3.3	5.5
Others	6		37.9	2.1	7		46.2	2.2	6		67.1	0.4	2.6

Total	32	Rs.	1,781.8	100.0%	33	Rs.	2,107.2	100.0%	32	Rs.	2,583.1	U.S.$58.1	100.0%

(1)	Refers to the therapeutic category’s revenues from sales in Russia expressed as a percentage of our total revenues from sales in all of our therapeutic categories in Russia.
     The following table provides a summary of our principal products in the Russian market for fiscal 2004, 2005 and 2006 respectively:

	Fiscal Year Ended March 31,
		2004			2005			2006
Brand	Therapeutic Category	Revenues		%Total(1)	Revenues		%Total(1)	Revenues			%Total(1)
		(in millions)			(in millions)			(in millions)
Omez	Gastro-intestinal	Rs.	394.6	22.1%	Rs.	488.7	23.2%	Rs.	603.5	U.S.$13.6	23.4%
Ciprolet	Anti-infectives		385.0	21.6%		450.2	21.4%		484.7	10.9	18.8%
Ketorol	Pain management		263.1	14.8%		339.3	16.1%		511.9	11.5	19.8%
Nise	Pain management		185.6	10.4%		296.8	14.1%		379.2	8.5	14.7%

Total			1,228.3	68.9%		1,575.0	74.7%		1,979.3	44.5	76.6%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all formulation sales in Russia.

     Our top four brands, Omez, Ciprolet, Ketorol and Nise, accounted for 76.6% of our formulation revenues in Russia in fiscal 2006. Omez, our anti-ulcerant product and Ciprolet, our product in the anti-infective segment, are ranked as the 34th and 69th best selling formulation brands, respectively, in the Russian market as of March 2006 by Pharmexpert in its MAT Q1 2006 Report. Nise has also entered Pharmexpert’s top 100 rankings ranked at number 95 and has become the top selling non-steroidal anti-inflammatory drug on the Russian pharmaceutical market for the year ended December 2005, according to the Pharmexpert MAT Q1 2006 Report.
     Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, anti-infectives and cardiovascular. Our focus is on building brand leaders in these therapeutic segments. Omez, Ciprolet, Enam and Nise continued to be brand leaders in their respective categories, as reported by the Pharmexpert MAT Q1 2006 Report.
     Growth during the year was driven by marketing initiatives such as targeting the hospital segment, greater penetration in the key cities of Moscow and St. Petersburg, marketing campaigns for key products and an over the counter (“OTC”) initiative for a couple of brands.
     Our growth was also due to the Russian government’s implementation in January 2005 of the Dopolnitelnoye Lekarstvennoye Obespechenoye (“DLO”) program, pursuant to which the Russian government purchases drugs for free distribution to low income individuals. Our products Cirplet 500 mg, Enam 2.5 mg, Enam 5 mg, Ketorol Tab, Ketorol Inj, Nise 500 mg, Cetrine and Finast are listed in the directory of drugs eligible for purchase under the DLO program. Our revenues from sales to the Russian government under the DLO program for fiscal 2006 were Rs.174.4 million.
     During fiscal 2006, we reorganized our Russian sales force into a hospital division and an OTC division. The hospital division has six hospital specialists and nine key account managers focused on expanding our present network of relationships with hospitals and institutes. The OTC division has 13 medical representatives whose focus is to establish a network of relationships with OTC distributors in preparation for future OTC product launches.
     Other Markets. We have operations in former Soviet Union countries other than Russia, including Ukraine, Kazakhstan, Belarus and Uzbekistan. We also have operations in other emerging markets, such as Venezuela, Vietnam, South Africa, Romania and Myanmar. Our export of formulations to these countries accounted for 13.9% of the revenues in our formulations segment in fiscal 2006.
     In South Africa, we market through our consolidated subsidiary, Dr. Reddy’s Laboratories (Proprietary) Limited (“DRLPL”). As of March 31, 2006, we held a 60% equity interest in DRLPL. We currently market three products through DRLPL in South Africa and have 17 products pending registration. During fiscal 2006, we launched lamotrigene tablets in South Africa through an in-licensing arrangement.
     In China, we market through our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP” or “Reddy Kunshan”). As of March 31, 2006, we held a 51.2% equity interest in KRRP. We currently market eight products through KRRP in China and have five products pending registration. During fiscal 2006, KRRP sold one product license and also obtained approval for one new product license, which was not yet commercialized as of March 31, 2006. Also, we opened a representative office in China during fiscal 2006 to expand our presence there.
Sales, marketing and distribution network
     India. We generate demand for our products by promoting them to doctors who prescribe them, and meeting with pharmacists to ensure that the pharmacists stock our brands. Our focus on brand building is thus primarily driven through efforts to build relationships with the medical community. While we do not sell directly to doctors or pharmacists, our approximately 1,589 field personnel frequently visit doctors and pharmacists throughout the country to promote our products. In addition, we sponsor medical conferences in different parts of the country and conduct seminars for doctors. During fiscal 2006, we increased our sales personnel in India by 229.
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

     Russia. In Russia, we sell our formulations to some of the principal national distributors directly as well as through our wholly-owned subsidiary located in Russia, OOO Dr. Reddy’s Laboratories Limited, Russia. Our sales and marketing efforts are driven by a team of 117 marketing representatives, 11 regional managers, 4 zone managers and 9 key account managers to promote our products to doctors in 48 cities in Russia. During fiscal 2006, we have increased our sales personnel in Russia by 17.
     In the Russian market, credit is generally extended only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies and are reviewed on a periodic basis. There were no material changes in the credit terms which we extended to our major customers during fiscal 2006.
     Other Markets. In other markets, our key focus markets are South Africa, China, Kazakhstan, Uzbekistan, Ukraine, Belarus, Vietnam, Romania, Venezuela and Sri Lanka where we have our own sales personnel to promote our products. In South Africa, we sell our products to wholesale distributors, dispensing doctors and retail pharmacies. In China, where we market through KRRP, we have 85 (as of March 31, 2006) marketing representatives covering hospitals. In several of these markets, we market and distribute through local agents. We also have representative offices in several of these countries.
Manufacturing and Raw Materials
     We have three facilities for the manufacture of formulation products, all of which are situated in India, as of March 31, 2006. We manufacture most of our finished products at these facilities and also use third-party manufacturing facilities as we determine necessary. For each of our products, we endeavour to identify alternate suppliers of our products and the processes applicable to our products. The main difference between active pharmaceutical ingredients as compared to formulations and generics is the form in which they are produced and the way they are packaged. Active pharmaceutical ingredients are manufactured and distributed in bulk. In formulations and generics, these bulk ingredients are converted into finished dosages by adding other ingredients, called excipients, and packaged into individual doses that are ready for consumption by the patient. In fiscal 2006, our active pharmaceutical ingredients and intermediates business provided 34.2% of the active pharmaceutical ingredients and intermediates requirements of our formulations business, with the balance coming from various other suppliers.
     We are also in the process of establishing a facility to manufacture oral solid and injectable forms of cyto-toxic and hormonal formulations at a Special Economic Zone located in Visakhapatnam, India. Upon completion of the facility, and commercialization of those products, the facility will cater to the requirements of our key markets for those products.
     Our manufacture of formulations is subject to strict quality and contamination controls throughout the manufacturing process. Each production line consists of a series of rooms through which the product passes at different stages of its conversion to a finished dosage. In our facilities, we manufacture formulations in various dosage forms including tablets, capsules, injections and liquids. These dosage forms are then packaged and quarantined to be tested for quality and contamination. The Ministries of Health of Sudan, Brazil, Latvia and Romania have inspected some of our manufacturing plants. One of our facilities also has the approval of the U.K. Medicines and Health Care Products Regulatory Agency (“MHRA”). In April 2006, we completed the construction of a new facility at Baddi in the state of Himachal Pradesh, India. We will be manufacturing our key brands at this facility in Baddi to take advantage of certain financial benefits, which include exemption from income tax and excise duty for a specified period, offered by the government of India to encourage industrial growth in the state of Himachal Pradesh.
Competition
     We compete with different companies in different countries, depending upon therapeutic and product categories, and within each category upon dosage strengths and drug delivery. On the basis of sales, we are the seventh largest pharmaceutical seller in India, with a market share of 2.4% according to the ORG IMS March Moving Annual Total report for the 12-month period ending March 2006. Of the top ten participants in the Indian formulations market, three are multinational corporations and the rest are Indian corporations.
     The business opportunities in India are on the rise and the Indian pharmaceutical business environment underwent considerable changes in fiscal 2006. Some of the most significant changes in the industry are as follows:
•	Introduction of the product patent regime, effective as of January 1, 2005;

•	Implementation of the Value Added Tax (“VAT”) system, effective as of April 1, 2005;

•	Introduction of the Maximum Retail Price (“MRP”)-based excise duty structure for the pharmaceutical industry;

•	Higher investments by Indian companies in research and development, as well as an increase in the number of new product launches by Indian companies; and

•	Improvement in sales of multinational corporations and increasing interest of global multinationals in India.
     Our formulation segment’s principal competitors in the Indian market are Cipla Limited, Glaxo SmithKline Pharmaceuticals Limited, Ranbaxy Laboratories Limited, Nicholas Piramal India Limited, Sun Pharmaceuticals Industries Limited and Zydus-Cadila.
     Our formulation segment’s principal competitors in the Russian market include Berlin Chemi AG, Gedeon Richter Ltd., Krka, dd, Novo mesto, Pliva dd, Nycomed A/S and Egis Pharmaceuticals Ltd.
     In our export markets, we compete with local companies, multinational corporations and companies from other emerging markets. In Russia and in most of our export markets, we believe our products occupy a niche position between the less expensive local products and the more expensive products of the multinational corporations.
Government regulations
     All pharmaceutical companies that manufacture and market products in India are subject to various national and state laws and regulations, which principally include the Drugs and Cosmetics Act, 1940, the Drugs (Prices Control) Order, 1995 (DPCO), various environmental laws, labor laws and other government statutes and regulations. These regulations govern the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.
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
     Under the present drug policy of the government of India, certain drugs have been specified under the DPCO as subject to price control. The government of India established the National Pharmaceutical Pricing Authority (“NPPA”) to control pharmaceutical prices. Under the DPCO, the NPPA has the authority to fix the maximum selling price for specified products. At present, 74 drugs and their formulations are categorized as specified products under the DPCO. A limited number of our formulation products fall in this category. Adverse changes in the DPCO list or in the span of price control can affect pricing, and hence, our Indian revenues.
     On March 22, 2005, the government of India passed the Patents (Amendment) Bill 2005 (the “Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by other than the patent holder and its assignees and licensees. This will result in a reduction of the new product introductions in India, as well as other countries where similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the Amendment, so no additional impact is anticipated from patenting of such processes.
Active Pharmaceutical Ingredients and Intermediates Segment
     Our active pharmaceutical ingredients and intermediates business contributed 34.0% of our total revenues for fiscal 2006. Active pharmaceutical ingredients are the principal ingredients for finished dosages and are also known as bulk actives or bulk drugs. Active pharmaceutical ingredients become formulations when the dosage is prepared for human consumption in the form of a tablet, capsule or liquid using additional inactive ingredients. Intermediates are the compounds from which active pharmaceutical ingredients are prepared. We produce and market more than 100 different active pharmaceutical ingredients and intermediates in several markets. We export active pharmaceutical ingredients to emerging as well as developed markets covering over 80 countries. Our principal markets in this business segment include North America and Europe, which together contributed 37.4% of this segment’s revenues. Our active pharmaceutical ingredients and intermediates business is operated independently from our formulations and generics businesses and, in addition to supplying API to our formulations and generics businesses, we sell APIs to third parties for use in creating generic products, subject to any patent rights of other third parties. Our active pharmaceutical ingredients business also manufactures and supplies all of the API required in our custom pharmaceutical services business. The research and development group within the active pharmaceutical ingredients and intermediates segment contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 15-20 new products every year.
     The following table sets forth active pharmaceutical ingredients and intermediates revenues by geographic area for fiscal 2004, 2005 and 2006 respectively:

	Fiscal Year Ended March 31,
	2004		2005		2006
	Revenues	%Total(1)	Revenues	% Total(1)	Revenues		Total(1)
	(in millions)		(in millions)		(in millions)
	Rs.		Rs.		Rs.	U.S.$
Emerging markets
India	2,115.1	27.7%	1,972.1	28.4%	2,296.4	51.6	27.8%
Bangladesh	94.1	1.2%	127.4	1.8%	265.7	6.0	3.2%
Other countries	1,847.5	24.2%	1,841.8	26.5%	2,558.9	57.5	31.1%

Total emerging markets	4,056.7	53.2%	3,941.3	56.8%	5,121.0	115.1	62.1%

Developed markets
North America	1,902.9	24.9%	1,849.0	26.6%	1,655.0	37.2	20.1%
Europe	1,626.9	21.3%	1,091.1	15.7%	1,420.9	31.9	17.3%
Japan	42.0	0.6%	63.1	0.9%	41.1	0.9	0.5%

Total developed markets	3,571.8	46.8%	3,003.2	43.2%	3,117.0	70.1	37.9%

Total	7,628.5	100.0%	6,944.5	100.0%	8,238.0	185.2	100.0%

(1)	Refers to our revenues from API sales in the applicable country expressed as a percentage of our total revenues from API sales throughout the world.
     The following table sets forth the sales of our key active pharmaceutical ingredients and intermediates for fiscal 2004, 2005 and 2006 respectively:

			Fiscal Year Ended March 31,
			2004			2005			2006
			Revenues		%Total(1)	Revenues		%Total(1)	Revenues		U.S.$	%Total(1)
			(in millions)			(in millions)			(in millions)
Product	Category	Sub-Category
Ciprofloxacin HCL	Anti-infective	Anti-bacterial	Rs.	959.8	12.6	Rs.	619.1	8.9	Rs.	778.5	U.S.$17.4	9.5
Ramipril	Cardiovascular	Anti-hypertensive		1314.2	17.2		783.4	11.3		642.5	14.4	7.8
Ranitidine HCL	Gastro-intestinal	Anti-ulcerant		711.4	9.3		734.3	10.6		552.8	12.4	6.7
Terbinafine HCL	Anti-infective	Anti-fungal		124.9	1.6		194.5	2.8		537.2	12.0	6.5
Ibuprofen	Pain management	Analgesic		394.6	5.2		460.5	6.6		502.3	11.3	6.1
Sertraline HCL	Cardiovascular	Anti-hypertensive		178.4	2.3		138.2	2.0		494.1	11.1	6.0
Naproxen sodium	Pain management	Anti-inflammatory		437.3	5.7		470.0	6.8		380.4	8.5	4.6
Naproxen	Pain management	Anti-inflammatory		233.8	3.1		229.6	3.3		375.0	8.4	4.6
Atorvastatin	Cardiovascular	Lipid-lowering agent		211.2	2.8		252.5	3.6		321.1	7.2	3.9
Montelukast	Respiratory	Anti-allergic		—	0.0		52.6	0.8		241.1	5.4	2.9
Losartan potassium	Cardiovascular	Anti-hypertensive		214.2	2.8		180.5	2.6		172.7	3.9	2.1
Sparfloxacin	Anti-infective	Anti-bacterial		197.1	2.6		117.5	1.7		168.2	3.8	2.0
Nizatidine	Gastro-intestinal	Anti-ulcerant		159.6	2.1		216.8	3.1		160.9	3.6	2.0
Clopidogrel	Cardiovascular	Anti-platelet agent		—	0.0		79.6	1.1		139.9	3.1	1.7
Dextromethorphan	Respiratory	Anti-allergic		182.8	2.4		165.8	2.4		134.9	3.0	1.6

(1)	Refers to our revenues from key API sales expressed as a percentage of our total API revenues.
Sales, Marketing and Distribution
     Emerging Markets. India is the single largest market in this region, contributing 27.8% to the segment’s revenues in fiscal 2006. In India, we market our active pharmaceutical ingredients to Indian and multinational companies who are also our competitors in our formulations segment.
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
     Our sales to other emerging markets were Rs.2,824.6 million for fiscal 2006. Our key emerging markets include Bangladesh, South Korea, China, Taiwan, Argentina, Brazil, Mexico, Turkey, Egypt, Saudi Arabia, South Africa and Kenya. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our strategy is to build relationships with top customers in each of these markets and partner with them in product launches by providing timely technical and analytical support.
     Developed Markets. Our principal markets are North America and Europe. In the United States and Europe, over the next five years, a large number of products are expected to lose patent protection, providing growth opportunities for our active pharmaceutical ingredients and intermediates business. We have been marketing APIs in the United States for over a decade. We market through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products focusing on building long-term relationships with the customers.
     As of March 31, 2006, we had 81 DMFs on file in the United States. As of March 31, 2006, we had filed 41 DMFs in Europe and had 18 certificates of suitability granted by European authorities. For most of these, we are either already supplying commercial quantities or development quantities of API to various generic formulators.
Manufacturing and Raw Materials
     We have seven facilities for the manufacture of our APIs. Six of these facilities have been inspected by the U.S. FDA and follow cGMP. All of these facilities are situated in the state of Andhra Pradesh, India. Six of these facilities have ISO 9001 certification, which is valid until December 5, 2006, at which time we will be reinspected. With over 500 reactors of different sizes offering 1.8 million litres of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. Where possible, we have also entered into annual quantity and price contracts to reduce possible supply risks and minimize costs. Our formulations and generics businesses source approximately 34.2% and 72.7% respectively, of their API purchases from our active pharmaceutical ingredients and intermediates segment. We also outsource the manufacturing of some of our APIs to third-party manufacturers. The active pharmaceutical ingredients and intermediates segment also sources several APIs from third party suppliers for the emerging markets to optimally utilize the in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During fiscal 2006, 8.5% of our total revenues resulted from sale of APIs procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.

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
     During fiscal 2006, the competitive environment for the API industry underwent significant changes. These changes included increased competition from companies based in India and China and increasing trends of consolidation in the global generics industry, with some of the key generics companies beginning to strengthen their in-house API development capabilities.
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
Government regulations
     All pharmaceutical companies that manufacture and market products in India are subject to various national and state laws and regulations, which principally include the Drugs and Cosmetics Act, 1940, the Drugs (Prices Control) Order, 1995, various environmental laws, labor laws and other government statutes and regulations. These regulations govern the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.
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
     Our active pharmaceutical ingredients and intermediates segment is subject to a number of government regulations with respect to pricing and patents as discussed above under our formulations segment.
     We submit a DMF for active pharmaceutical ingredients to be commercialized in the United States. Any drug product for which an Abbreviated New Drug Application (“ANDA”) is being filed must have a DMF in place with respect to a particular supplier supplying the underlying active pharmaceutical ingredient. The manufacturing facilities are inspected by the U.S. FDA to assess cGMP compliance. The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet U.S. FDA standards before products may be exported to the United States. Six of our manufacturing facilities have been inspected by the U.S. FDA and found “Acceptable.” For European markets, we submit a European DMF and, where applicable, obtain a certificate of suitability from the European Directorate for the Quality of Medicines.
Generics Segment
     Generic drugs are the chemical and therapeutic equivalents of reference brand drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. Our generic products are marketed principally in North America and Europe. These drugs are required to meet governmental standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale in any given country.
     Our generics operations started in the second half of fiscal 2001. This segment accounted for 16.7% of our total revenues for fiscal 2006, contributing Rs.4,055.8 million. Revenues from sales of omeprazole capsules in the United Kingdom accounted for 23.5% of our total revenues in this segment in fiscal 2006. Significant product launches in fiscal 2006 included glimpiride tablets and zonisamide tablets in the United States and terbinafine tablets in the United Kingdom.
     In fiscal 2006, revenues in this segment were Rs.2,421.5 million from sales in Europe, Rs.1,630.6 million from sales in North America and Rs.3.7 million from sales in the rest of the world. Revenue from Europe includes Rs.704.9 million of revenue from betapharm in Germany (starting March 3, 2006).

     The following table sets forth the sales of our principal generics finished dosages for fiscal 2004, 2005 and 2006 respectively:

			Fiscal Year Ended March 31,
			2004			2005			2006
			Revenues			Revenues			Revenues		Revenues
		Therapeutic	(in			(in			(in		(in
Region / Product	Therapeutic Category	Sub-Category	millions)		% Total(1)	millions)		% Total(1)	millions)		million)	% Total(1)
North America
Fluoxetine capsules	Central nervous system	Anti-psychotic	Rs.	1,898.4	43.8	Rs.	928.5	26.0	Rs.	373.8	U.S.$8.4	9.2
Ibuprofen tablets	Pain management	Analgesic		184	4.2		198.7	5.6		235.1	5.3	5.8
Ranitidine tablets	Gastro-intestinal	Anti-ulcerant		205.8	4.7		194.0	5.4		225.9	5.1	5.6
Famotidine tablets	Gastro-intestinal	Anti-ulcerant		143.4	3.3		141.1	3.9		156.1	3.5	3.9
Citalopram tablets	Central nervous system	Anti-psychotic		—	0.0		201.6	5.6		143.4	3.2	3.5
Ciproflaxacin tablets	Anti-infective	Anti-bacterial		1.6	0.0		166.1	4.6		135.3	3.0	3.3
Tizanidine tablets	Spasticity	Muscle relaxant		591.1	13.6		206.2	5.8		62.8	1.4	1.6
Ranitidine capsules	Gastro-intestinal	Anti-ulcerant		167.3	3.9		84.9	2.4		27.9	0.6	0.7

Total				3,191.6	73.5		2,121.1	59.3		1,360.3	30.5	33.6

Europe
Omeprazole capsules	Gastro-intestinal	Anti-ulcerant		325.3	7.5		434.1	12.1		786.3	17.7	19.4
Amlodipine maleate tablets	Cardiovascular	Anti-hypertensive		17.7	0.4		219.9	6.1		371.5	8.4	9.2

Total				343.0	7.9		654.0	18.2		1,157.8	26.1	28.6

(1)	Refers to our revenues from generics sales in the applicable region expressed as a percentage of our total revenues from generics sales throughout the world.
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
     Through the coordinated efforts of our teams in the United States, Europe and India, we constantly seek to expand our pipeline of generic products. As of March 31, 2006, our U.S. generics pipeline included 50 ANDA applications pending approval at the U.S. FDA. As of March 31, 2006, we had received 13 product approvals from the U.S. FDA and 10 tentative product approvals (tentative approvals do not allow us to market the generic product and are not converted to final approvals until all patent or exclusivity issues for the reference listed drug product have been resolved). As of March 31, 2006, we had received six product approvals in Europe (products approvals have been filed in one or more of the United Kingdom, Germany or France, and once approval in one of these countries is obtained, we have the ability to obtain approvals in other countries of the European Union as applicable patents expire in those countries), four product approvals in South Africa, two product approvals in Canada and one product approval in each of Australia and New Zealand. During fiscal 2005, we entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of generic drug products for the U.S. markets. The agreement gives I-VEN the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed in 2004-05 and 2005-06, subject to a maximum funding right of U.S.$56.0 million.
Sales, Marketing and Distribution Network
     North America. Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in the United States, is engaged in the marketing of our generic products in North America. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. During fiscal 2006, we launched glimepiride tablets, zonisamide capsules, fluoxetine capsules, ranitidine capsules, enalapril/hydrochlorothiazide tablets, famotidine tablets and tizanidine tablets. Key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations and pharmacy buying groups. They also contact retail pharmacy chains and support the retailer’s selling efforts with exhibits at key medical and pharmaceutical conventions.

     In January 2006, we entered into an agreement with Merck & Co., Inc. allowing us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covered by these products, provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006 respectively.
     On March 13, 2006, we acquired trademarks rights to three off-patent products, along with all the physical inventories of the products, from PDL Biopharma, Inc (“PDL”) for a total consideration of Rs.122.7 million. PDL is a company focused in the development and commercialization of novel therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a result of the acquisition, we acquired an opportunity to sell these products using their existing brand names through our generics sales and marketing network.
     In 2001, we entered into a profit sharing marketing alliance with Par Pharmaceuticals, Inc. to market certain prescription generic formulations, none of which are over-the-counter products. We currently market six generic products through Par Pharmaceuticals, Inc.
     We market famotidine 10 mg tablets and ranitidine 75 mg tablets through Leiner Health Products, LLC (“Leiner”). In 2002, we entered into a 15-year exclusive agreement with Leiner to market additional over-the-counter products in the United States. We have not launched any product under this agreement.
     In Canada, in fiscal 2002, we entered into a profit sharing arrangement with Cobalt Pharmaceuticals Inc. and Pharmascience Inc. to market certain of our generic products.
     United Kingdom. Dr. Reddy’s Laboratories (U.K.) Limited, which we acquired in fiscal 2003, is engaged in the marketing of our generic products in the United Kingdom and other European Union countries. We currently market approximately 36 generic products representing over 105 dosage strengths. New product launches in fiscal 2006 included the generic versions of glimepiride, lansoprazole, lisinopril, sertraline and terbinafine. We also seek to expand our presence to the other European countries either directly or through strategic alliances. Consistent with this strategy, during fiscal 2006 we commenced sales of generic terbinafine in certain European markets through an out-licensing arrangement.
     Germany. In March 2006, we acquired 100% of beta Holding GmbH (“betapharm”) from 3i Group plc, a European private equity house. This acquisition allowed us to enter the German market. The German market has significant barriers to entry that largely emanate from the fact that generics in Germany are prescribed by brand rather than by active ingredient. The German generics market has certain distinct characteristics, as compared with other major markets including the United States, Japan and the United Kingdom. These include the method of promoting generics, the reimbursement and insurance system and the structure of the retail channel. As a result, physicians are the primary determinant of which drug and what brand is dispensed. In addition, pharmacists also have an important influence, as they have the ability to substitute brands. More recently, the Statutory Health Insurance (or SHI) funds, which in aggregate cover approximately 90% of the population in Germany, have been exerting their influence to contract directly with generics manufacturers, an option made possible under recent legislative reforms. Going forward, we expect that each of these customer groups will play an important role in the ultimate determination of which brand gets dispensed.
     Through our national German sales force, we sell a broad and diversified range of generic pharmaceutical products, primarily solid dose, under the “beta” brand. The sales force targets primary care physicians and pharmacists and key account management targets SHI funds. These efforts are supported by a direct marketing team and an active public relations program. Value-added services provided by the beta Institute for Sociomedical Research, a non-profit organization engaged in research and development in order to seek means of improving the healthcare process in ways which promote the psychological welfare of patients, are fully integrated into the sales and marketing effort and provide a unique differentiation point for the sales calls of both physician and pharmacy representatives.
     Our sales force promotes products to physicians and pharmacies by emphasizing product-specific factors, promoting our reputation and other promotional and customer relationship activities.
     betapharm’s key account management function focuses on SHI funds, which are attempting to increase their influence in the generics market. We are one of the few generics companies to have concluded agreements with SHI funds.
     Manufacturing and Raw Materials

     As with formulations, generics are packaged in individual doses for consumption by the patient. In fiscal 2006, our generics segment procured 72.7% of its API requirements from our active pharmaceutical ingredients and intermediates segment
     For a majority of the products we sell in the United States and the United Kingdom (to the extent not manufactured in the United Kingdom), we manufacture our finished products at our plant in Bachupally, Andhra Pradesh, India. The facility in Andhra Pradesh, India is designed for the manufacture of tablets, hard gelatin capsules. We added large batch size tableting and pellets capabilities in this facility during fiscal 2003. We are dependent on third parties for the supply of the inactive pharmaceutical ingredients used in our products. In Germany, we outsource the manufacture of all of our products to third parties.
     For our manufacturing operations in India, we source most of the raw material requirements with respect to the active pharmaceutical ingredients internally from our active pharmaceutical ingredients and intermediates segment. We are required to identify the suppliers of all the raw materials for our products in the drug applications that we file with the U.S. FDA. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, we would be required to qualify a substitute supplier with the U.S. FDA, which would likely interrupt manufacturing of the affected product. To the extent practicable, we attempt to identify more than one supplier in each drug application. However, some raw materials are available only from a single source and, in some of our drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist. In addition, we obtain a significant portion of our inactive pharmaceutical ingredients from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, U.S. FDA regulations, various import duties and other government clearances.
     Our facilities in the United Kingdom are located at Battersea and Beverley. These facilities currently serve the requirements of the U.K. market. These facilities are designed for the manufacture and packaging of pharmaceutical products in a variety of dosage forms, including tablets, capsules, liquids and creams. All of our U.K. manufacturing operations are subject to stringent regulatory controls with both facilities subject to regular inspections from the U.K. regulatory bodies. The facilities hold all relevant licenses and authorizations required to conduct all necessary activities, including the supply of materials for use in clinical studies. In addition, the quality systems for ensuring product quality planning and control are ISO 9000 accredited. We are in the process of transferring the manufacturing of products from the Battersea facility to our facilities in India and we intend to close the Battersea facility in fiscal 2007.
     For our manufacturing operations in the United Kingdom, we are dependent on third parties for the supply of all pharmaceutical ingredients and packaging materials used in manufactured products. Supply agreements are in place with all of our suppliers. We are required to identify the suppliers of key raw materials, including all active materials used in our products, within our applications to market products within the United Kingdom and Europe. If we wish to change to an alternative supplier, then we are required to substantiate the suitability of the alternative raw materials and seek prior approval from the health authority in each market where our products using the alternative raw materials are marketed.
     We are in the process of expanding our facility at Bachupally, Andhra Pradesh to manufacture tablets and capsules. We are also in the process of establishing a facility at a Special Economic Zone located in Visakhapatnam, India to manufacture tablets and capsules. Upon completion of the facility, and commercialization of such products, the facility will cater to the requirements of North American and European customers for those products.
     In Germany, manufacturing of betapharm’s products and the logistics function have been outsourced to third party providers under supply and service agreements. These agreements provide the security of long-term supply on commercially attractive terms while also providing flexibility in the future.
Competition
     Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors for the U.S. market include Ranbaxy Laboratories Limited,

Teva Pharmaceutical Industries Limited, Barr Laboratories Inc., Mylan Laboratories Inc., Andrx Corporation, Watson Laboratories Inc., and Sandoz, a division of Novartis Pharma A.G.
     Brand-name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction, which may reduce the demand for the original dosage form as sought by a generic ANDA dossier applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA dossier to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or data exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing for the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company, which has been awarded the generic exclusivity period. In January 2006, we entered into an agreement with Merck & Co., Inc., allowing us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covered by these products, provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006 respectively.
     In Germany, the companies with the largest generics market shares are continuing to increase their generics market shares. The top five generics companies in Germany hold an aggregate market share of approximately 56.3% as per INSIGHT HEALTH – NPI-Gx (September 2005). Our key competitors within the German generics market include Sandoz, a division of Novartis Pharma A.G., Ratiopharm Gmbh, Stada Arzneimittel AG and Winthrop Pharmaceuticals.
Government regulations
U.S. Regulatory Environment
     All pharmaceutical manufacturers that sell products in the United States are subject to extensive regulation by the U.S. federal government, principally pursuant to the Federal Food, Drug and Cosmetic Act, the Hatch-Waxman Act, the Generic Drug Enforcement Act and other federal government statutes and regulations. These regulations govern or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products.
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
     The timing of final U.S. FDA approval of an ANDA depends on a variety of factors, including whether the applicant challenges any listed patents for the drug and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods, during which the U.S. FDA may be prohibited from accepting applications for, or approving, generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date. For example, in certain circumstances the U.S. FDA may now extend the exclusivity of a product by six months past the date of patent expiration if the manufacturer undertakes studies on the effect of their product in children, a so-called pediatric extension.
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
     Where the first Paragraph IV certification was submitted on or after December 8, 2003, the new statutory provisions apply. Under these provisions, 180-day exclusivity is awarded to each ANDA applicant submitting a Paragraph IV certification for the same drug with regard to any patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug. The 180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants. However, a first applicant may forfeit its exclusivity in a variety of ways, including, but not limited to (a) failure to obtain tentative approval within 30 months after the application is filed or (b) failure to market its drug by the later of two dates calculated as follows: (x) 75 days after approval or 30 months after submission of the ANDA, whichever comes first, or (y) 75 days after each patent for which the first applicant is qualified for 180-day exclusivity is either (1) the subject of a final court decision holding that the patent is invalid, not infringed, or unenforceable or (2) withdrawn from listing with the U.S. FDA (court decisions qualify if either the first applicant or any applicant with a tentative approval is a party; a final court decision is a decision by a court of appeals or a decision by a district court that is not appealed). The foregoing is an abbreviated summary of certain provisions of the Medicare Act, and accordingly it should be consulted for a complete understanding of both the provisions described above and other important provisions related to 180-day exclusivity and forfeiture thereof.
     Where the first Paragraph IV certification was submitted prior to enactment of the Medicare Act, the statutory provisions governing 180-day exclusivity prior to the Medicare Act still apply. The U.S. FDA interprets these statutory provisions to award 180-day exclusivity to each ANDA applicant submitting a Paragraph IV certification for the same drug on the same day with regard to the same patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug with regard to the same patent. The 180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or on the date of a final court decision holding that the patent is invalid, not infringed, or unenforceable, whichever comes first. A final court decision is a decision by a court of appeals or a decision by a district court that is not appealed.
European Union Regulatory Environment
     The activities of pharmaceutical companies within the European Union are governed by Directive 2001/83EC as amended. This Directive outlines the legislative framework, including the legal basis of approval, specific licensing procedures, and quality standards including manufacture, patient information and pharmacovigilance activities.
     Our U.K. facilities are licensed and periodically inspected by the U.K. MHRA Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall and closure. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facility based in Andhra Pradesh, India for the manufacture of generic tablets and capsules for supply to Europe.
     All pharmaceutical companies that manufacture and market products in Germany are subject to the rules and regulations defined by the German drug regulator, the Bundesinstituts für Arzneimittel und Medizinprodukte (“BfArM”) and the Federal Drug Authorities. Our facilities in Germany are licensed and periodically inspected by the Federal Drug Authorities, which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility.

     Prior approval of a Marketing Authorization is required to supply products within the European Union. Such Marketing Authorizations may be restricted to one member state then recognized in other member states or can cover the whole of the European Union, depending upon the form of registration elected. In Germany, Marketing Authorizations have to be submitted for approval to the BfArM.
     Generic or abridged applications omit full non-clinical and clinical data but may contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. The majority of our generic applications are made on the basis of essential similarity although other criteria may be applied. In the case of an essentially similar application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is essentially similar to the innovator product with respect to quality, safe usage and continued efficacy. The applicant is also required to demonstrate bioequivalence with the referenced product. Once all these criteria are met then a Marketing Authorization may be considered for grant.
     Unlike in the United States, there is no regulatory mechanism within the European Union to challenge any patent protection. Nor is any period of market exclusivity conferred upon the first generic approval. In situations where the period of exclusivity given to the branded product expires before their patent expires, the launch of our product would then be delayed until patent expiration.
     In Germany, the government has introduced several healthcare reforms in order to control healthcare spending and promote the prescribing of generic drugs. In late 2003, the German government passed the healthcare reform act (“GKV-Modernisierungs-Gesetz”) which became effective January 1, 2004. As the reform aimed to reduce overall healthcare costs, the majority of changes were related to reimbursement. Subsequently, the German government passed the Economic Optimization of the Pharmaceutical Care Act (“Arzneimittelversorgungs-Wirtschaftlichkeisgestz” or “AVWG”) which became effective May 1, 2006 which also is designed to contain increased pharmaceutical costs. The AVWG’s provisions include, among other things: prohibitions on the provision of free goods to pharmacists; limitations on the payment of rebates to wholesalers and pharmacists; prohibitions on price increases for generics prior to March 31, 2008; implementation of additional mandatory rebates of 10% if pharmaceutical prices are not 30% below the reference prices as published by the German government; reduction of fixed prices as of July 1, 2006; and empowering the SHI organizations to waive copayments by patients.
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
     The following table provides revenues for this segment for fiscal 2004, 2005 and 2006 respectively:

	Fiscal Year ended March 31,
	2004			2005			2006
Division	Revenues		% Total	Revenues		% Total	Revenues			% Total
	(in millions)			(in millions)			(in millions)
Critical Care	Rs.	325.2	79.1	Rs.	407.9	77.4	Rs.	517.5	U.S.$11.6	74.9
Diagnostics		9.1	2.2		—			—	—
Biotechnology		76.7	18.7		119.2	22.6		173.6	3.9	25.1

Total	Rs.	411.0	100.0	Rs.	527.1	100.0	Rs.	691.1	U.S.$15.5	100.00

     The following table sets forth revenues of our critical care and biotechnology segment by geographic area for fiscal 2004, 2005 and 2006 respectively:

	Fiscal Year ended March 31,
	2004			2005			2006
Division	Revenues		% Total(1)	Revenues		% Total(1)	Revenues				% Total(1)
	(in millions)			(in millions)			(in millions)
India	Rs.	259.5	63.1	Rs.	360.7	68.4	Rs.	450.4	U.S.$	10.1	65.2

Russia		39.5	9.6		62.3	11.8		93.0		2.1	13.4

Other countries of the former Soviet Union		12.2	3.0		19.4	3.7		56.5		1.3	8.2
Other		99.8	24.3		84.7	16.1		91.2		2.0	13.2

Total	Rs.	411.0	100.0	Rs.	527.1	100.0	Rs.	691.1	U.S.$	15.5	100.0

(1)	Refers to our revenues from market sales in the applicable country expressed as a percentage of our total revenues throughout the world.
     Critical care. This business accounted for 74.9% of the segment’s revenues in fiscal 2006, contributing Rs.517.5 million. We focus on high margin, low volume products for niche markets in India in the area of critical care. Our main products are Mitotax (paclitaxel), Cytogem (gemcitabine), Docetere (docetaxel) and Irinocam (irinotecan). We also market Dacotin (oxaliplatin), which is licensed and imported from Debiopharm S.A. of Switzerland.
     Biotechnology. This business accounted for 25.1% of the segment’s revenues in fiscal 2006, contributing Rs.173.6 million. Grafeel is the only biotechnology product we sold in fiscal 2006 and sell currently.
     The following table sets forth the sales of our key products in fiscal 2004, 2005 and 2006:

		Fiscal Year ended March 31,
	Therapeutic	2004		2005		2006
Product	Category	Revenues	%	Revenues	%	Revenues		%
		(in millions)	Total(1)	(in millions)	Total(1)	(in millions)		Total(1)
		Rs		Rs		Rs	U.S.$
Mitotax	Ovarian/breast/lung cancer	123.8	30.1	178.8	33.9	231.8	5.2	33.5
Docetere	Breast/lung cancer	77.0	18.7	73.2	13.9	81.6	1.8	11.8
Cytogem	Lung/pancreatic cancer	63.3	15.4	59.1	11.2	55.7	1.3	8.1
Dacotin	Colorectal cancer	16.4	4.0	25.9	4.9	43.8	1.0	6.3
Grafeel	Supportive therapeutic	71.8	17.5	119.2	22.6	173.6	3.9	25.1

Total		352.3	85.7	456.2	86.5	586.5	13.2	84.9

(1)	Refers to our revenues from sales of the applicable product expressed as a percentage of the total revenues of our critical care and biotechnology segment.
     Our biotechnology portfolio is currently comprised of Grafeel, the bio-generic version of Filgrastim. Filgrastim is a recombinant protein used in chemotherapy-induced neutropenia and in bone marrow transplantation. Grafeel has been launched in India, Brazil and certain other countries.
     We are also developing oncology generics focused on U.S. and European markets. We have entered into a revenue sharing agreement with Pliva d.d., an Eastern European generics company, for the development and marketing of a group of oncology products for the European markets.
     We view biotechnology as a business with significant potential. Our commitment to the business is reflected in our investments in building the research and development infrastructure, including laboratories and scientific teams.
Sales, Marketing and Distribution Network.
     The marketing of our critical care and biotechnology products is handled by a dedicated sales and marketing team. We sell our products through clearing and forwarding agents in India. In India, the marketing team promotes our products to medical specialists and focuses on sales to hospitals, government agencies and non-government institutional organizations.
     We also have a partnership agreement with Pliva d.d., an Eastern European generics company, for the development by us and marketing by Pliva d.d. of a group of oncology products for the European markets.
Manufacturing and Raw Materials
     For our critical care products, we manufacture all of the active pharmaceutical ingredients. The manufacturing of the formulation is undertaken at our formulations facility. We source some of the products from third party suppliers. We have completed construction of a completely contained API facility for the manufacture of cytotoxic products. Construction of another API facility for anti-hormonal products for cancer therapy was completed in August 2005. We are also in the process of establishing a fully contained facility (i.e., an isolated environment where the workers are not exposed to the materials or machinery) in Visakhapatnam, India for the manufacture of oral solid dosage form and injectable forms of cytotoxic as well as hormonal products catering primarily to the U.S. and European markets. We anticipate completion of the facility by December, 2006. As part of our plan to increase our range of cancer therapy products, we also plan to introduce certain other cancer therapy products in the Indian market.
     We have a facility at Bachupally, Andhra Pradesh, India for the manufacture of our biotechnology products. The manufacture of our biotechnology products involves cloning proteins and then extracting the proteins by fermentation and purification.
Competition
     For our critical care products, our main competitors in the oncology market in India are Dabur Pharma Limited, Cipla Limited, Eli Lily & Co. and Aventis India Limited. For our oncology products currently under development, our main competitors include generics companies in India, Europe and the United States with a focus on development of oncology products, including Mayne Group Limited (Australia), Zydus Cadila Group (India) and Pliva d.d. (Croatia).
     In our biotechnology business, our marketed product faces competition primarily from the innovator company. Given the significant potential of the biogenerics market, several companies are focused on the development of biogenerics, including Pliva d.d., Biopartners, Sandoz, a division of Novartis Pharma A.G., and Barr Labs.
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
     Once clearance is obtained from the RCGM, the business is required to obtain clearance from the Genetic Engineering Approval Committee (“GEAC”) under the Ministry of Environment and Forest, government of India. The GEAC forwards its recommendation to the DBT and DCGI. Upon receipt of a “No Objection Certificate” from the DCGI, the business is required to obtain a manufacturing license from the State Drugs Authority and thereafter can commence commercial marketing.
Drug Discovery Segment
     Drug discovery is a key segment of our business. In this segment, we are actively pursuing discovery and development of new molecules, sometimes referred to as “New Chemical Entities” or “NCEs.” Our research programs focus on the following therapeutic areas:
•	Metabolic disorders

•	Cardiovascular disorders

•	Bacterial infections

•	Inflammation

•	Cancer
     Our research laboratories are based in Hyderabad, India and Atlanta, Georgia, U.S. As of March 31, 2006, we employed a total of 254 scientists, including approximately 55 scientists who held Ph.D. degrees. We pursue an integrated research strategy with our laboratories in the United States focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules followed by selection and optimization of lead molecules and further clinical development of those optimized leads at our laboratories in India. By establishing a research facility in the United States, we have better access to research scientists in the United States, enhancing our screening abilities for new molecular targets and access to high technology platforms.

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
     In September 2005, we entered into a co-development and commercialization agreement with Denmark based Rheoscience A/S for the joint development and commercialization of balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes. Under the terms of the agreement, Rheoscience will fund all the costs associated with the Phase III clinical trials of DRF 2593 and we will pay Rheoscience a pre-determined amount towards its share of the development costs. Rheoscience has exclusive marketing rights in the European Union and China, and we have exclusive marketing rights in the rest of the world. Rheoscience is obligated to obtain all necessary regulatory approvals on our behalf in the United States. Upon receiving final approval from the U.S. FDA, we are obligated to make a pre-determined milestone payment to Rheoscience. The agreement is valid for a period of ten years from the date of commercialization. Under the terms of the agreement, if either party chooses to commercialize the product without the other, then the other party will be entitled to a milestone-based royalty on sales. However, if the parties choose to commercialize the product through a third party, then each of the parties is entitled to share a pre-determined percentage of the net proceeds of commercialization received. We also retain the right to supply clinical development and commercial quantities of the requisite active pharmaceutical ingredients on arms-length basis to the party that commercializes DRF 2593.
     In September 2005, we announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). The terms of the joint venture were amended in March 2006. Perlecan Pharma is engaged in the clinical development and out-licensing of NCE assets. Citigroup Venture and ICICI Venture each commited to contribute Rs.1,020 million to Perlecan Pharma’s initial capital and we commited to contribute Rs.340.0 million. As of June 30, 2006, Citigroup Venture contributed Rs.504.9 million, ICICI Venture contributed Rs.510.0 million and we contributed Rs.170.0 million to Perlecan Pharma. Perlecan Pharma has certain development rights with respect to additional NCE asets that we discover and we have certain commercialization rights with respect to products that Perlecan Pharma develops. In addition, as part of this arrangement, we transferred all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma. As a result, we own approximately 14.28% of the equity of Perlecan Pharma and we have the right to designate three out of seven directors on the board of Perlecan Pharma. In addition, Perlecan Pharma has issued to us warrants to purchase 45,000,000 equity shares of Perlecan Pharma, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then we will own approximately 62.5% of the equity shares of Perlecan Pharma.
     As part of our research program, we pursue collaborations with leading institutions and laboratories all over the world. We enter into these collaborations to utilize the expertise and facilities these institutions and laboratories provide. We have collaborated with the National Cancer Institute in Maryland, which is a part of the United States National Institutes of Health. In February 2006, we entered into an agreement with Argenta Discovery Limited (“Argenta”) for the joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease (“COPD”). Under the terms of the agreement, the parties agreed to collaborate to identify clinical candidates from a certain class of our compounds for use as potential treatments for COPD. Both parties agreed to jointly develop the selected candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). Upon successful completion of a Phase IIa trial, the parties may either license-out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. We and Argenta have agreed to fund the joint collaboration up to proof-of-concept and share the development expenses equally and profits at a predetermined ratio. Currently, both the parties are in the process of identifying clinical candidates as mentioned above.
     Our investments into research and development of NCEs have been consistently focused towards developing promising therapeutics. In fiscal 2004, 2005 and 2006, we spent Rs.729.4 million, Rs.868.9 million and Rs.814.5 million respectively, towards drug discovery activities. In fiscal 2004, 2005 and 2006, we received Rs.0, Rs.288.4 million and Rs.0 in revenues respectively, from drug discovery activities.
     The compounds currently under development in our pipeline include:

Compound	Therapeutic Area	Status	Development partner		Remarks

DRF 2593	Metabolic disorders	Phase II completed	Rheoscience	•	Long-term carcinogenicity studies completed. Results expected by end of calendar year.
DRF 10945	Metabolic disorders	Phase II in progress	Assigned to Perlecan	•	Non-fibrate predominantly PPAR alpha agonist for the treatment of dyslipidemia.
				•	Phase II safety and efficacy studies in patients commercially in Canada.
RUS 3108	Cardiovascular	Phase I in progress	Assigned to Perlecan	•	Perlecan inducer for the treatment of atherosclerosis.
				•	Phase I studies (U.K.) have shown good tolerability and safety profile for the drug.
DRL 11605	Metabolic disorders	Phase I initiated	Assigned to Perlecan	•	Pan PPAR (a,d,g) agonist for the treatment of obesity.
				•	Initiated Phase I in Canada.
DRL 16536	Metabolic disorders	Pre-clinical	Assigned to Perlecan	•	AMPK modulator for the treatment of diabetes.
				•	Regulatory toxicity studies initiated.
DRF 1042	Oncology	Phase I	Developed in-house	•	Single isomer in Phase I trials in India.
DRL 12424	Cardiovascular	Pre-clinical	Developed in-house	•	Pre-clinical development.
DRL 16805	Atherosclerosis	Pre-clinical	Developed in-house	•	Orally active agent being developed for treatment of atherosclerosis by reverse cholestrol trasport and HDL elevation.
				•	Animal testing of molecule safety is in process.
DRL 15725	Rheomatoid Arthritis	Pre-clinical	Developed in-house	•	Noval orally active cytokine modulator for disease modification in rheomatoid arthritis and osteoarthritis.
				•	Animal testing of molecule safety is in process.
     Patents. The status of patents filed and issued as of March 31, 2006 is summarized below:

	USPTO(1)	USPTO(1)	PCT(2)	India	India
Category	(Filed)	(Granted)	(Filed)	(Filed)	(Granted)
Anti-diabetic	62	35	58	99	24
Anti-cancer	12	7	12	42	12
Anti-bacterial	8	1	7	21	1
Anti-inflammation	1	1	2	11	1
Anti-ulcerant	1	1	—	—
Cardiovascular			1
Miscellaneous	—	—	3	22	5
TOTAL	84	45	83	195	43

(1)	The United States Patent and Trademark Office.

(2)	The Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.
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
     For ethical, scientific and legal reasons, animal studies are required in the discovery and safety evaluation of new medicines. Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the U.S. FDA as part of an Investigational New Drug (“IND”) application before human testing may proceed.
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

Dr. K. Anji Reddy	Chairman, Dr. Reddy’s Laboratories Limited
Dr. R. Rajagopalan	President, Discovery Research, Dr. Reddy’s Laboratories Limited
Dr. V. Mohan	Managing Director, M.V. Diabetes Specialties Center (P) Limited, Madras
Dr. K. Janardhan Reddy	Professor and Chairman, Department of Pathology, Northwestern University Medical School, Chicago, Illinois, U.S.A.
Dr. Sampath Parthasarthy	Director, Division of Research, Emory University School of Medicine, Atlanta, Georgia, U.S.A.
Dr. Henry Ginsberg	Herbert Irving Professor of Medicine, Division of Preventive Medicine, Presbyterian Hospital, New York, U.S.A.
Dr. Ira J. Goldberg	Professor of Medicine, Division of Preventive Medicine and Nutrition Columbia University College of Physicians and Surgeons, New York, U.S.A.
Dr. Uday Saxena	Chief Scientific Officer, Dr. Reddy’s Laboratories Limited
Dr. Daniel Rader	Faculty in the Department of Medicine and the Director of Cardiovascular Metabolism unit at the Institute for Diabetes, Obesity and Metabolism, University of Pennsylvania
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
     Generally, in order to gain U.S. FDA approval, a company first must conduct pre-clinical studies in the laboratory and in animal models to gain preliminary information on a compound’s activity and to identify any safety problems. Pre-clinical studies must be conducted in accordance with U.S. FDA regulations. The results of these studies are submitted as part of an IND application that the U.S. FDA must review before human clinical trials of an investigational drug can start. If the U.S. FDA does not respond with any questions, a drug developer can commence clinical trials thirty days after the submission of an IND.
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
Custom Pharmaceutical Services
     Our Custom Pharmaceutical Services (“CPS”) business unit markets process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies. This segment accounted for 5.5% of our total revenues for fiscal 2006, contributing Rs.1,326.8 million.
     The CPS business unit was established in 2001 to leverage our strength in process chemistry to serve the niche segment of the specialty chemical industry. Over the years, our CPS business strategy has evolved to focus on the marketing of process development and manufacturing services. The objective of our CPS segment is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to take their innovations to the market speedily and more efficiently. The focus is to leverage our skills in process development, analytical development, formulation development and cGMP manufacture to serve various needs of innovator pharmaceutical companies.
     With the acquisition of the Falcon plant in Mexico, we are positioning our CPS segment to be the partner of choice for large and emerging innovator companies across the globe, with service offerings spanning the entire value chain of pharmaceutical services.
Sales, Marketing and Distribution Network.
     We have focused business development teams dedicated to our key geographies of North America, the European Union and India targeting large and emerging innovator companies to build long-term business relationships focused on catering to their outsourcing needs.
Manufacturing and Materials
     Our CPS segment has well-resourced synthetic organic chemistry laboratories, analytical laboratories, kilo laboratories and pilot plants at our technology development center at Miyapur, Hyderabad. Our trained chemists and engineers understand cGMP manufacturing and regulatory requirements for synthesis, manufacture and formulation of an NCE from pre-clinical stage to commercialization. Larger quantities of APIs and intermediates are sourced internally from our API segment. The expansion of research and development laboratories to cater to the CPS segment’s future business requirements has already commenced in Hyderabad. We are also in the process of establishing a facility to manufacture oral and injectible cytotoxic finished dosages at a special economic zone in Visakhapatanam, India.
     We acquired the Falcon plant, which was Roche’s API manufacturing facility at Cuernavaca, Mexico, during fiscal 2006. This facility is U.S. FDA inspected and consists of seven manufacturing bays. The facility is well maintained with good systems and processes which were developed by Roche over the last decade. In addition to manufacturing the active pharmaceutical ingredients naproxen and naproxen sodium and a range of intermediates for Roche products, this facility synthesizes steroids for use in pharmaceutical and veterinary products.

Competition
     Globally, the pharmaceutical manufacturing services industry is estimated to generate sales of U.S.$25-30 billion and is set to grow to sales of U.S.$45 billion by 2010, according to Express Pharma, an Indian pharmaceutical publication, in its June 1-15, 2006 edition. Contract manufacturing is still a nascent industry in India with sales in excess of U.S.$300 million concluded to date, according to said Express Pharma report. Contract manufacturing is a significant opportunity for Indian pharmaceutical companies based on their low-cost manufacturing infrastructure. Key competitors in India include Torrent Pharmaceuticals Ltd., Shasun Chemicals & Drugs Ltd., Divi’s Laboratories Ltd., Matrix Laboratories Ltd., Dishman Pharmaceuticals & Chemicals Ltd., Syngene Ltd. and Nicholas Piramal India Ltd. Key competitors from outside India include Lonza Group Ltd., Koninklijke DSM N.V., Albany Molecular Research, Inc., Patheon, Inc. and Cardinal Health, Inc. Our CPS segment distinguishes itself from its key competitors by offering a wider range of services spanning the entire pharmaceutical value chain.
     Growth in contract manufacturing is likely to be driven by increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics. India is emerging as an alliance and outsourcing destination of choice for global pharmaceutical companies. Companies such as Roche, Bayer, Aventis and Chiron are all executing plans to make India the regional hub for API and supply of bulk drugs.
Government Regulations
     For Custom Pharmaceutical Services, the regulations are similar to those as discussed in the formulations, API and generics segments.
4.C. Organizational structure
     Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2006:

		Percentage of Direct/
	Country of	Indirect Ownership
Name of Subsidiary	Incorporation	Interest
DRL Investments Limited	India	100%
Reddy Pharmaceuticals Hong Kong Limited	Hong Kong	100%
OOO JV Reddy Biomed Limited	Russia	100%
Reddy Antilles N.V.	Netherlands	100%
Reddy Netherlands B.V.	Netherlands	100	%(1)
Reddy US Therapeutics, Inc.	U.S.A.	100	%(1)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100%
Dr. Reddy’s Farmaceutica do Brasil Ltda	Brazil	100%
Cheminor Investments Limited	India	100%
Aurigene Discovery Technologies Limited	India	100%
Aurigene Discovery Technologies, Inc.	U.S.A.	100	%(3)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.2	%(4)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%
Dr. Reddy’s Laboratories (U.K.) Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	60%
Reddy Cheminor S.A.(2)	France	100	%(2)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
Dr. Reddy’s Bio-sciences Limited	India	100%
Reddy Pharmaceuticals, Inc.	U.S.A.	100	%(6)
Trigenesis Therapeutics, Inc.	U.S.A.	100%
Industrias Quimicas Falcon de Mexico, SA de CV	Mexico	100%
Reddy Holding GmbH	Germany	100	%(7)
Lacock Holdings Limited	Cyprus	100%
beta Holding GmbH	Germany	100	%(8)
beta Healthcare GmbH & Co. KG	Germany	100	%(9)
beta Healthcare Verwaltungs GmbH	Germany	100	%(9)
betapharm Arzneimittel GmbH	Germany	100	%(9)
beta Healthcare Solutions GmbH	Germany	100	%(9)
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	Germany	100	%(9)

(1)	Indirectly owned through Reddy Antilles N.V.

(2)	Subsidiary under liquidation.

(3)	Indirectly owned through Aurigene Discovery Technologies Limited.

(4)	Kunshan Rotam Reddy is a subsidiary as we hold a 51.2 % stake in it; however, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.

(7)	Indirectly owned through Lacock Holdings Limited.

(8)	Indirectly owned through Reddy Holding GmbH.

(9)	Indirectly owned through beta Holding GmbH.

4.D. Property, plant and equipment
     The following table sets forth current information relating to our principal facilities:

	Approximate	Built up		Installed		Actual
Location	Area	Area	Certification	Capacity		Production
	(Square feet)	(Square feet)
Formulations				1,907	(6)(7)	2,816	(6)(8)
Bollaram, Andhra Pradesh, India	217,729	207,959	(1)
Bachupally, Andhra Pradesh, India	1,306,372	175,388	(2)
Yanam, Pondicherry, India	457,000	26,226	None

Active Pharmaceutical Ingredients and Intermediates				3,833	(9)	3,101	(9)
Bollaram, Andhra Pradesh, India	734,013	172,879	U.S. FDA
Bollaram, Andhra Pradesh, India	648,173	282,220	U.S. FDA
Bollaram, Andhra Pradesh, India	285,235	210,630	U.S. FDA
Jeedimetla, Andhra Pradesh, India	228,033	74,270	U.S. FDA
Miryalguda, Andhra Pradesh, India	2,787,840	261,734	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India	8,523,466	905,612	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India (4)	737,134	53,854

Generics				5,500	(6)	1,939	(6)
Bachupally, Andhra Pradesh, India (4)	783,823	200,134	(3)
Battersea, London, United Kingdom (5)	17,000	10,000	U.K. Medicine
			Control Agency
Beverley, East Yorkshire, United Kingdom	64,904	15,179	U.K. Medicine
			Control Agency, ISO 9001: 2000

Critical Care and Biotechnology
Bachupally, Andhra Pradesh, India	174,183	114,588	(1)	370	(10)	73	(10)
Bollaram, Andhra Pradesh, India	20,089	20,089	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India	15,494	15,494	U.S. FDA

Drug Discovery(11)
Miyapur, Andhra Pradesh, India	576,941	234,591	None
Georgia, United States (5)	24,733	24,733	None

Custom Pharmaceutical Services				3,428	(10) (12)	1,832	(10) (12)
Miyapur, Andhra Pradesh, India	113,211	73,587	None
Cuernavaca, Mexico	2,793,665	1,345,488	None

(1)	Ministry of Health, Sudan; Ministry of Health, Uganda; ANVISA, Brazil; National Medicines Agency, Romania.

(2)	Medicine Control Council, Republic of South Africa; The State Company for Marketing Drugs and Medical Appliances, Ministry of Health, Iraq; Sultanate of Oman, Ministry of Health, Muscat; Ministry of Health, Sudan; Ministry of Health, State of Bahrain; State Pharmaceutical Inspection, Republic of Latvia; Pharmaceutical and Herbal Medicines, Registration and Control Administrations, Ministry of Health, Kuwait; National Medicines Agency, Romania; ANVISA, Brazil; Medicines and Health Care Products Regulatory Agencies (MHRA), U.K.

(3)	U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Ministry of Health, UAE; Medicines Control Council, South Africa; ANVISA, Brazil ; Environmental Management System ISO 14001; Occupational Health and Safety Management System — OHSAS 18001; Quality Management System-ISO 9001:2000.

(4)	100% Export Oriented Unit.

(5)	Leased facilities.

(6)	Million units.

(7)	On a single shift basis.

(8)	During the year ended March 31, 2006, we sold one of our formulations manufacturing plants in Goa, India.

(9)	Tonnes.

(10)	Grams.

(11)	Laboratories only.

(12)	Mexico only.

     Except as indicated in the notes above, we own all of our facilities. All properties mentioned above, including leased properties, are either used for manufacturing and packaging of pharmaceutical products or for research and development activities. In addition, we have sales, marketing and administrative offices, which are leased properties. We believe that our facilities are optimally utilized.
     The new facility for the manufacture of formulations at Baddi, Himachal Pradesh, India was completed in April 2006. This project was initiated to take advantage of certain financial benefits, which include exemption from income tax and excise duty for a specified period, offered by the government of India to encourage industrial growth in the state of Himachal Pradesh.
     An expansion project has been commenced at our generics plant at Bachupally, Hyderabad, Andhra Pradesh, India, to increase the production capacity to manage high demand periods. The plant is intended to be a 100% export oriented unit under Indian law, meaning that it will export its total production to customers abroad and, as a result, will qualify for certain tax exemptions and other benefits under Indian law. We are also in the process of establishing a facility at a Special Economic Zone located in Visakhapatnam, India to manufacture tablets and capsules for our generics business. We are also in the process of establishing a facility to manufacture oral and injectible cytotoxic finished dosages at a special economic zone in Visakhapatanam, India. These facilities are expected to be operational by January 2007.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     We are an emerging global pharmaceutical company with proven research capabilities. We derive our revenues from the sale of finished dosage forms, active pharmaceutical ingredients and intermediates and biotechnology products, with a focus on India, the United States, Europe and Russia; from development and manufacturing services provided to innovator pharmaceutical and biotechnology companies; and from license fees from our drug discovery operations.
     As of March 31, 2006, we had the following business segments:
     • Formulations. In this segment we derive revenues from the sale of finished dosage forms, primarily in India and other emerging markets. Key drivers of profitability in this segment are the volume and price of products sold, which in turn are dependent upon the popularity of our branded products in the relevant markets. Increases in this segment in recent periods have tended to flow from increased marketing efforts and expansion of our markets, as opposed to price increases.
Active pharmaceutical ingredients and intermediates. In this segment we derive revenues from our sales to third parties of the principal ingredients for finished dosages. Our principal markets are Europe, the United States and India. Revenues in this segment are dependent upon the number of products that lose patent protection in any given period, and the price of those products, which tends to decline over time. These being commoditized products, our ability to set prices is limited, while the cost of revenues generally remains stable. Thus, in any given period, different products will contribute varying amounts to our revenues and our gross profits. Recent increases in revenues from this segment have generally been due to increased sales volumes.
     • Generics. In this segment we derive revenues from the sale of therapeutic equivalents of branded drugs, primarily in Europe and the United States. Revenues from beta Holding GmbH (“betapharm”), our recently acquired subsidiary in Germany, are included in this segment from March 3, 2006 and thus will tend to increase revenues from this segment in future periods. Revenues from our sale of generics are highly cyclical. In the event that we obtain 180-day exclusivity for a particular product, we generally experience significantly increased revenues for this period, particularly at the beginning of the period, with sales prices decreasing toward the end of the 180 days as other manufacturers enter the market. Cost of sales remains generally constant, however, and thus products coming off patent contribute significantly to gross margins for a limited period, tending to increase volatility in this segment. Subsequent to March 31, 2006, we launched two products pursuant to an agreement for “authorized generics,” pursuant to which the innovator company licensed us to distribute generic versions of their branded product and sell it in competition with the companies that have

180-day exclusivity. In these cases, while sales volumes increase significantly (again, more significantly in the early part of the 180-day period), profit-sharing agreements with the innovator company mean that gross margins are much lower than would be the case if we were distributing the product under 180-day exclusivity. Additionally, the existence of “authorized generic” arrangements (a relatively new development) by innovator companies with other manufacturers in cases where we have obtained 180-day exclusivity could adversely affect overall sales revenues during the 180-day period.
     • Critical care and biotechnology. In this segment we derive revenues from the sale of our critical care and biotechnology products, primarily to hospitals in India. Revenues are driven by the volume of products sold, and the price of those products. These are generally low-volume, higher gross margin products, although pricing pressure in key products has recently reduced gross margins.
     • Drug discovery. Revenues in this segment are derived from licensing fees for new molecules that we discover. Thus, revenues are dependent upon the success of our research activities, and may vary significantly from period to period depending upon whether specified milestones in licensing agreements are reached. In September, 2005, we formed Perlecan Pharma Private Limited as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited and ICICI Venture Funds Management Company and contributed capital and four NCE assets to Perlecan. Perlecan has continued development of these NCE assets.
     • Custom pharmaceutical services. In this segment we derive revenues from service fees for process development and manufacturing services provided to innovator pharmaceutical and biotechnology companies. Revenue from our newly acquired subsidiary Falcon are included in this segment from December 30, 2005 and thus would tend to increase revenues from this segment in future periods. The key driver of revenue in this segment is likely to be the increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics.
     In addition, we are currently in the research and development phase of a specialty pharmaceuticals business, which may become a separate segment at some point in the future.
     Our revenues for fiscal 2006 were Rs.24,267 million (U.S.$545.6 million). We derived 34.1% of these revenues from sales in India, 16.4% from North America, 14.7% from Russia and other countries of the former Soviet Union, 17.8% from Europe and 17.0% from other countries. Our net income for fiscal 2006 was Rs.1,628.9 million (U.S.$36.62 million).
Acquisition of betapharm Group
     During fiscal 2006, we acquired beta Holding Gmbh (“betapharm”) which, according to INSIGHT Health’s NPI-Gx reports, is Germany’s fourth largest generic pharmaceuticals company. The aggregate purchase price was €482.6 million (Rs.26,063.3 million) in cash. betapharm has a portfolio of 145 products and, according to INSIGHT Health’s NPI-Gx reports, has been the fastest growing among the 10 largest generics companies in Germany. As a result of this acquisition, the financials of betapharm have been consolidated with our generics segment effective as of March 3, 2006. Revenues from betapharm were Rs.704.9 million in fiscal 2006 (starting March 3, 2006).
     In accordance with U.S. GAAP, based on our estimate of fair values we have carried out a preliminary allocation of the total purchase price of the acquisition of betapharm to net tangible assets, amortizable intangible assets and intangible assets with indefinite lives, based on their fair values as of the date of completion of the acquisition. We have recorded the excess of the purchase price over those fair values as goodwill. The Company is in the process of obtaining third-party valuations of certain intangible assets and, accordingly, the allocation of the purchase price is preliminary and may be prospectively revised when additional information is obtained based on such third party valuations. The final purchase price allocation is expected to be completed by December 31, 2006. As a result of the betapharm acquisition, we will also incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the acquisition. In addition, to the extent the value of goodwill or intangible assets becomes impaired in the future, we may be required to incur material charges relating to the impairment of those assets.

Acquisition of Industrias Quimicas Falcon de Mexico
     During fiscal 2006,we acquired Industrias Quimicas Falcon de Mexico (“Falcon”), one of Roche’s manufacturing subsidiaries with facilities located at Cuernavaca, Mexico for a total purchase consideration of U.S.$61.2 million (Rs.2,773.1 million). Falcon was acquired with an intent to add steroid manufacturing capabilities and permit us to offer a full range of services in our custom pharmaceutical services business. Falcon is engaged in the manufacture and sale of APIs, intermediates and steroids and has a portfolio of 18 products. As a result of this acquisition, the financials of Falcon have been consolidated with our custom pharmaceuticals services segment effective as of December 30, 2005. Revenues from Falcon were Rs.804 million in fiscal 2006 (starting December 30, 2005).
     In accordance with U.S. GAAP, we allocated the total purchase price of the acquisition of Falcon to net tangible assets, customer contracts and non-competition agreement. As a result of the Falcon acquisition, we will also incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the acquisition.
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
     Accounting estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment and intangible assets;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for doubtful accounts receivable;

•	inventory write-downs;

•	allowances for sales returns; and

•	valuation allowance against deferred tax assets.
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
     Revenue recognition
     Product sales
     Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:
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
     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to our marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
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
     Sales of generic products are recognized as revenue when the products are shipped and title and risk of loss passes on to the customers. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales. Such provisions are estimated based on average chargeback rates actually claimed over a period of time and average inventory holding by the wholesaler. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is sold to customers and the price at which it is procured from us.
     We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned.
     We deal in various products and operate in various markets and our estimate is determined primarily by our experience in these markets for the products. For returns of established products, we determine an estimate of the sales returns accrual primarily based on our historical experience regarding sales returns. Additionally other factors that we consider in our estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products to the extent each of them has an impact on our business and markets. We consider all of these factors and adjust the accrual to reflect actual experience.

     In respect of certain markets, we consider the level of inventory in the distribution channel and determine whether an adjustment to our sales return accrual is appropriate. For example, if the level of inventory in the distribution channel increases, we analyze the reasons for the increase and if the reasons indicate that sales returns will be larger than expected, we adjust the sales returns accrual. Further, the products and markets in which we operate have a rapid distribution cycle and therefore products are sold to the ultimate customer within a very short period of time. As a result, the impact of changes in levels of inventory in the distribution channel historically has not caused any material changes in our return estimates. Further, we have not had any significant product recalls / discontinuances within our product portfolio, which could potentially require us to make material changes to our estimates.
     With respect to new products that we introduce, they are either extensions of an existing line of products or in a general therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by us or our competitors. We have not yet introduced products in any new therapeutic category where the acceptance of such products is not known. The amount of sales returns for our newly launched products are not significantly different from current products marketed by us, nor are they significantly different from the sales returns of our competitors as we understand them to be based on industry publications and discussions with our customers. Accordingly, we do not expect sales returns for new products to be significantly different than expected sales returns of current products. We evaluate the sales returns of all of the products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.
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
     Service income
     Income from services is recognized based on the services provided by the Company in accordance with the terms of the contract, as all the conditions under SAB 104 are met.
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
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Fiscal Year ended March 31,
	2004	2005	2006
Dividend yield	0.5%	0.5%	0.5%
Expected life	42-78 months	12-78 months	12-78 months
Risk free interest rates	5.2 - 6.8%	4.5-6.7%	5.7-7.5%
Volatility	45.7-50.7%	39.4-44.6%	23.4-36.9%

     At March 31, 2006, we had three stock-based employee compensation plans. Prior to April 1, 2003, we accounted for our plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During the first quarter of fiscal 2004, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for stock-based employee compensation. We have selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995. Consequently, for the years ended March 31, 2004, 2005 and 2006, an amount of Rs.122,177,000, Rs.144,001,000 and Rs.162,249,000 respectively, has been recorded as total employee stock based compensation expense.
     During fiscal 2004, Aurigene Discovery Technologies Limited adopted two stock based employee compensation plans. We have accounted for these plans under SFAS 123, using the Black Scholes option pricing model to determine the fair value of each option grant.
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
     In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as the Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
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
     In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which the subsidiary operates.
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
     Litigation
     We are involved in various patent challenges, product liability, commercial litigation and claims, investigations and other legal proceedings that arise from time to time in the ordinary course of our business. We assess in consultation with our counsel, the need to accrue a liability for such contingencies and record a reserve when we determine that a loss related to a matter is both probable and reasonably estimable. Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events.
5.A. Operating results
Financial Data
     The selected consolidated financial data presented below for fiscal year 2006 reflects the acquisition of Falcon and betapharm and therefore the results for fiscal year 2006 are not comparable to the results for prior fiscal years.
     The following table sets forth, for the periods indicated, our consolidated net operating revenues by segment:

	Fiscal Year Ended March 31,
Segment	2004		2005		2006		2006
	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	7,507.5	Rs.	7,822.9	Rs.	9,925.9	U.S.$	223,155.5
Active pharmaceutical ingredients and intermediates		7,628.5		6,944.5		8,238.0		185,208.1
Generics		4,337.5		3,577.4		4,055.8		91,181.7
Diagnostics, critical care and biotechnology		411.0		527.1		691.1		15,536.7
Drug discovery		—		288.4
Custom pharmaceuticals services		113.1		311.6		1,326.8		29,829.8
Others		105.9		47.5		29.4		660.3

Total revenues		20,103.5		19,519.4		24,267.0		545,572.1

     The following table sets forth, for the periods indicated, our cost of revenues by segment:

	Fiscal Year Ended March 31,
Segment	2004		2005		2006		2006
	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	2,577.7	Rs.	2,492.8	Rs.	3,084.1	U.S.$	69,337.6
Active pharmaceutical ingredients and intermediates		5,102.4		5,013.6		5,916.6		133,107.1
Generics		1,324.5		1,620.4		2,168.8		48,759.0
Diagnostics, critical care and biotechnology		207.0		176.5		235.9		5,302.8
Drug discovery		0		0		0		0.0
Custom pharmaceuticals services		57.6		82.6		999.4		22,469.3
Others		68.3		0		12.6		282.6

Total revenues		9,337.3		9,385.9		12,417.4		279,168

     The following table sets forth, for the periods indicated, our gross profit by segment:

	Fiscal Year Ended March 31,
Segment	2004		2005		2006		2006
	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	4,929.8	Rs.	5,330.1	Rs.	6,841.8	U.S.$	153,817.8
Active pharmaceutical ingredients and intermediates		2,526.1		1,931.0		2,321.5		52,191.0
Generics		3,013.1		1,957.1		1,887.0		42,422.8
Diagnostics, critical care and biotechnology		204.1		350.6		455.2		10,233.9
Drug discovery		0		288.4		0
Custom pharmaceuticals services		55.5		229.0		327.4		7,360.5
Others		37.7		47.4		16.8		377.6

Total revenues		10,766.2		10,133.6		11,849.7		266,403.6

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the previous year. Cost of revenues and gross profit by segment are shown as a percentage of that segment’s revenues.

	Percentage of Sales			Percentage Increase (Decrease)
	Fiscal Year Ended March 31,
	2004	2005	2006	2004 to 2005	2005 to 2006
Income Statement Data:
Revenues by segment:
Formulations	37.3	40.1	40.9	4.2	26.9
Active pharmaceutical ingredients and intermediates	37.9	35.6	33.9	(9.0)	18.6
Generics	21.6	18.3	16.7	(17.5)	13.4
Diagnostics, critical care and biotechnology	2.0	2.7	2.8	28.2	31.1
Drug discovery	—	1.5	—		(100.0)
Custom pharmaceutical services	0.6	1.6	5.5	175.5	325.8
Other	0.6	0.2	0.2	(55.2)	(38.1)
Total revenues	100.0	100.0	100.0	(2.9)	24.3
Cost of revenues by segment:
Formulations	34.3	31.9	31.1	(3.3)	23.7
Active pharmaceutical ingredients and intermediates	66.9	72.2	71.8	(1.7)	18.0
Generics	30.5	45.3	53.5	22.3	33.8
Diagnostics, critical care and biotechnology	50.4	33.5	34.1	(14.7)	33.6
Drug discovery	—	—	—	—	—
Custom pharmaceutical services	50.9	26.5	75.3	43.4	1110.6
Other	64.4	—	42.8	(100.0)	—
Total cost of revenues	46.4	48.1	51.2	0.5	32.3
Gross profit by segment:
Formulations	65.7	68.1	68.9	8.1	28.4
Active pharmaceutical ingredients and intermediates	33.1	27.8	28.2	(23.6)	20.2
Generics	69.5	54.7	46.5	(35.0)	- 3.6
Diagnostics, critical care and biotechnology	49.6	66.5	65.9	71.8	29.8
Drug discovery	—	100.0	—	—	(100.0)
Custom pharmaceutical services	49.1	73.5	24.7	312.3	43.0
Other	35.6	100.0	57.2	26.0	(64.6)
Total gross profit	53.5	51.8	48.8	(5.9)	16.9
Operating expenses:
Selling, general and administrative expenses	32.5	34.7	33.1	3.5	18.5
Research and development expenses	9.9	14.4	8.9	40.8	(23.2)
Amortization expenses	1.9	1.8	1.7	(8.6)	20.0
Foreign exchange (gain)/loss	(1.4)	2.5	0.5	—	(74.2
Other operating expense/(income)	0.4	0.0	(1.3)	(92.8)	—
Total operating expenses	43.4	53.4	42.9	19.6	(0.1)
Operating income/(loss)	10.2	(1.5)	5.9	—	—
Equity in loss of affiliates	(0.2)	(0.3)	(0.4)	31.0	51.9
Other (expense) / income, net	2.7	2.3	2.2	(15.2)	17.5
Income before income taxes and minority interest	12.6	0.5	7.8	(95.8)	1663.4
Income tax benefit / (expenses)	(0.3)	0.5	(1.1)	—	—
Minority interest	—	0.1	—	195.5	(100.8)
Net income	12.3	1.1	6.7	(91.5)	671.1
Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005
Revenues
     Total revenues increased by 24.3% to Rs.24,267.0 million in fiscal 2006, as compared to Rs.19,591.4 million in fiscal 2005, primarily due to an increase in revenues in our formulations segment and our active pharmaceutical ingredients and intermediates segment, as well as new revenues contributed by our recently acquired subsidiaries, Falcon in Mexico (starting December 30, 2005) and betapharm in Germany (starting March 3, 2006). Excluding revenues from Falcon and betapharm, revenues increased by 16.6% to Rs.22,758.2 million. betapharm contributed Rs.704.9 million and Falcon contributed Rs.804.0 million to our revenues for fiscal 2006. In fiscal 2006, we received 16.4% of our revenues from North America (United States and Canada), 34.1% of our revenues from India, 14.7% of our revenues from Russia and other countries of the former Soviet Union, 17.8% of our revenues from Europe and 17.0% of our revenues from other countries.
     Revenues from sales to Russia and other former Soviet Union countries increased by 27.9% to Rs.3,559.5 million in fiscal 2006, as compared to Rs.2,782.2 million in fiscal 2005. The increase was primarily due to an increase in sales of our major brands such as Nise, our brand of nimesulide, Keterol, our brand of ketorolac tromethamine, Ciprolet, our brand of ciprofloxacin, and Omez, our brand of omeprazole. Revenues from sales in India increased by 23.6% to Rs.8,272.5 million in fiscal 2006, as compared to Rs.6,693.0 million in fiscal 2005, primarily due to an increase in revenues in our formulations and active pharmaceutical ingredients and intermediates segments. Revenues from sales to Europe increased by 50.8% to Rs.4,326.3 million in fiscal 2006, as compared to Rs.2,868.2 million in fiscal 2005, primarily as a result of an increase in revenues from sales in our generics segment and active pharmaceutical ingredients and intermediates segment, as well as new revenues contributed from betapharm. Excluding betapharm revenues, revenues from sales to Europe increased by 26.3% to Rs.3,621.4 million in fiscal 2006. Revenues from sales to North America decreased by 8.4% to Rs.3,983.9 million in fiscal 2006, as compared to Rs.4,349.2 million in fiscal 2005, primarily due to a decrease in sales in our generics segment and and active pharmaceutical ingredients and intermediates segment.
     Formulations. In fiscal 2006, we received 40.9% of our total revenues from the formulations segment, as compared to 40.1% in fiscal 2005. Revenues in this segment increased by 26.9% to Rs.9,926.0 million in fiscal 2006, as compared to Rs.7,822.9 million in fiscal 2005.
     Revenues in India constituted 55.7% of our total formulations revenues in fiscal 2006, which is the same percentage it constituted in fiscal 2005. Revenues from sales of formulations in India increased by 26.7% to Rs.5,525.7 million in fiscal 2006, as compared to Rs.4,360.2 million in fiscal 2005. This was driven by an increase in revenues from increased sales volumes of our key brands such as Omez, our brand of omeprazole, Nise, our brand of nimesulide, Stamlo our brand of amlodipine, and Recliment, our brand of gliclazide and metformin. The increase was also attributable to our focused marketing strategy, in which we reorganized our Indian sales force by therapeutic categories, as well as the positive impact of inventory restocking by stockists and retailers after implementation of India’s Value Added Tax system in April 2005.
     Revenues from sales of formulations outside India increased by 27.1% to Rs.4,400.3 million in fiscal 2006, as compared to Rs.3,462.7 million in fiscal 2005. Revenues from sales of formulations in Russia accounted for 58.7% of our formulation revenues outside India in fiscal 2006, as compared to 60.9% in fiscal 2005. Revenues from sales of formulations in Russia increased by 22.6% to Rs.2,583.1 million in fiscal 2006, as compared to Rs.2,107.2 million in fiscal 2005. The increase was primarily due to an increase in sales volumes as a result of marketing activities as well as introduction of the DLO program pursuant to which the Russian government purchases drugs for free distribution to low income individuals. Revenues from sales to other countries of the former Soviet Union increased by 39.4% to Rs.826.8 million for fiscal 2006 as compared to Rs.593.3 million for fiscal 2005, primarily driven by an increase in revenues in the Ukraine and Kazakhstan. Revenues from sales to the rest of the world increased by 19.2% to Rs.731.1 million in fiscal 2006, as compared to Rs.613.1 million in fiscal 2005. This increase was primarily due to higher revenues from sales to South Africa, Myanmar, Vietnam and Jamaica and was offset by a decrease in revenues from sales to Venezuela and Sri Lanka.
     Active Pharmaceutical Ingredients and Intermediates. In fiscal 2006, we received 33.9% of our total revenues from this segment as compared to 35.6% in fiscal 2005. Revenues in this segment increased by 18.6% to Rs.8,238.1 million in fiscal 2006, as compared to Rs.6,944.5 million in fiscal 2005.
     During fiscal 2006, revenues from sales in India accounted for 27.8% of our revenues from this segment, as compared to 28.4% in fiscal 2005. Revenues from sales in India increased by 16.1% to Rs.2,289.6 million in fiscal 2006, as compared to Rs.1,972.1 million in fiscal 2005. This increase was primarily due to an increase in sales volumes of ciprofloxacin, sparfloxacin and ranitidine as well as an increase in the sales price of ciprofloxacin.
     Revenues from sales outside India increased by 19.5% to Rs.5,941.7 million in fiscal 2006, as compared to Rs.4,972.5 million in fiscal 2005. Revenues from sales in Europe increased by 30.2% to Rs.1,420.9 million in fiscal 2006, as compared to Rs.1,091.2 million in fiscal 2006, primarily due to an increase in revenues from new product launches. Revenues from sales in North America (United States and Canada) decreased by 10.5% to Rs.1,655.0 million in fiscal 2006, as compared to Rs.1,849.0 million in fiscal 2005, primarily due to a decrease in sales of ranitidine Hcl Form 1. Revenues from from sales in the rest of the world increased from Rs.2,032.3 million in fiscal 2005 to Rs.2,865.7 in fiscal 2006, driven primarily by the growth of sales in Israel, Turkey, Mexico and Brazil.
     Generics. In fiscal 2006, we received 16.7% of our total revenues from this segment, as compared to 18.3% in fiscal 2005. This segment’s revenues, including revenues contributed by betapharm (starting March 3, 2006), increased by 13.4% to Rs.4,055.8 million in fiscal 2006, as compared to Rs.3,577.4 million in fiscal 2005. Excluding revenues contributed by betapharm, this segment’s revenues declined by 6.3% to Rs.3,350.8 million. Revenues from sales in North America (United States and Canada) decreased by 26.9% to Rs.1,630.6 million in fiscal 2006, as compared to Rs.2,230.1 million in fiscal 2005. This was primarily on account of a decrease in prices of tizanidine and fluoxetine due to increased competition. Together, these products contributed Rs.437.8 million in revenue in fiscal 2006, as compared to Rs.1,134.7 million in fiscal 2005. This decline was partially offset by the revenues from new product launches of glimpiride and zonisamide as well as an increase in sales of ibuprofen and naproxen. The benefit of high pricing in omeprazole and amlodipine was more than offset by a decline in revenues from sales of key products in North America. Revenues from sales in Europe increased by 80.8% to Rs.2,421.5 million in fiscal 2006, as compared to Rs.1,339.6 million in fiscal 2005. Revenues contributed by betapharm (starting March 3, 2006) of Rs.704.9 million have been included in this segment’s fiscal 2006 revenues. Excluding revenues contributed by betapharm, revenues from sales in Europe increased by 28.1% to Rs.1,716.6 million in fiscal 2006 primarily due to growth of sales volume and higher pricing of omeprazole and amlodipine maleate in the U.K. market.
     Critical Care and Biotechnology. We received 2.8% of our total revenues from this segment in fiscal 2006, as compared to 2.7% in fiscal 2005. Revenues in this segment increased to Rs.691.1 million in fiscal 2006, as compared to Rs.527.1 million in fiscal 2005.
     Revenues from our critical care division increased by Rs.109.6 million in fiscal 2006, primarily on account of an increase in revenues from sales in India of key products such as Dacotin, our brand of oxaliplatin, Docetere, our brand of docetaxel, and Mitotax, our brand of paclitaxel. Revenues from our biotechnology division increased by Rs.54.4 million in fiscal 2006, primarily due to growth in sales volumes of Grastim, our brand of filgrastim.
     Discovery Research. There were no revenues from discovery research in fiscal 2006, as compared to Rs.288.4 million in fiscal 2005 (which was attributable to the recognition of Rs.235.6 million from Novartis Pharma A.G. and Rs.52.8 million from Novo Nordisk as the result of termination of license agreements with both of these companies)
     Custom Pharmaceutical Services. Revenues from custom pharmaceutical services, including revenues from our recently acquired subsidiary Falcon, grew to Rs.1,326.8 million in fiscal 2006 as compared to Rs.311.6 million in fiscal 2005. Excluding revenues from Falcon, revenues grew by 67.8% to Rs.522.8 million driven by growth in our customer base and product portfolio.
     Others. Revenues from our other businesses (consisting of service income in Aurigene Discovery Technologies Limited) were Rs.29.4 million in fiscal 2006 as compared to Rs.47.4 million in fiscal 2005.
Cost of revenues
     Cost of revenues increased by Rs.3,031.6 million to Rs.12,417.4 million for fiscal 2006, as compared to Rs.9,385.8 million for fiscal 2005. As a percentage of total revenues, cost of revenues was 51.2% for fiscal 2006, as compared to 48.1% for fiscal 2005. Excluding revenues and cost of revenues from betapharm and Falcon, cost of revenues increased by Rs.1,987.9 million to Rs.11,373.8 million, which was 50% of total revenues for fiscal 2006, as compared to 48.1% for fiscal 2005.
     Formulations. Cost of revenues in this segment was 31.1% of revenues for fiscal 2006, as compared to 31.9% of revenues for fiscal 2005. Cost of revenues increased by 23.7% to Rs.3,084.1 million in fiscal 2006, as compared to Rs.2,492.8 million in fiscal 2005 which is roughly in line with our overall increase in revenues.
     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment decreased to 71.8% of this segment’s revenues in fiscal 2006, as compared to 72.2% of the segment’s revenues in fiscal 2005. Cost of revenues increased by 18.0% to Rs.5,916.6 million in fiscal 2006, as compared to Rs.5,013.6 million in fiscal 2005. The decrease in cost of revenues as a percentage of revenues was primarily due to an overall increase in sales.
     Generics. Cost of revenues, including revenues from betapharm, was 53.5% of this segment’s revenues in fiscal 2006, as compared to 45.3% in fiscal 2005. Cost of revenues increased by 33.8% to Rs.2,168.8 million in fiscal 2006, as compared to Rs.1,620.4 million in fiscal 2005. The increase in cost of revenues as a percentage of sales in this segment was primarily as a result of a decline in average price realization in our US generics businesses due to continued pricing pressure.
     Critical Care and Biotechnology. Cost of revenues in this segment increased to 34.1% of this segment’s revenues in fiscal 2006, as compared to 33.5% in fiscal 2005. Cost of revenues increased by 33.6% to Rs.235.9 million in fiscal 2006, as compared to Rs.176.5 million in fiscal 2005. The increase was due to a decrease in prices of key products as well as an increase in production overhead costs.

     Custom Pharmaceutical Services. Cost of revenues in this segment increased from Rs.82.6 million to Rs.999.4 million primarily as a result of the acquisition of Falcon, which is included within this segment. The cost of revenue as a percentage of revenue was at 75.3% as compared to 26.5% in the previous year. This increase was primarily a result of increased sales of API products having lower margins.
Gross profit
     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit, including profit from betapharm and Falcon, increased by 16.9% to Rs.11,849.7 million for fiscal 2006 from Rs.10,133.5 million during fiscal 2005. Excluding profit from betapharm and Falcon, gross profit increased by 12.3% to Rs.11,384.4 million for fiscal 2006. Gross margin percentage was 48.8% in fiscal 2006, as compared to 51.9% in fiscal 2005.
     Gross margin of the formulations segment increased to 68.9% in fiscal 2006, as compared to 68.1% in fiscal 2005. The gross margin for our active pharmaceutical ingredients segment increased to 28.2% in fiscal 2006, as compared to 27.8% in fiscal 2005. The gross margin for our generics segment decreased to 46.5% in fiscal 2006, as compared to 54.7% in fiscal 2005. The gross margin for our critical care and biotechnology segment was 65.9% in fiscal 2006, as compared to 66.5% in fiscal 2005. The gross margin for our custom pharmaceutical services segment was 24.7% in fiscal 2006, as compared to 73.5% in fiscal 2005.
Selling, general and administrative expenses
     Selling, general and administrative expenses, including expenses of betapharm and Falcon, increased by 18.5% to Rs.8,028.9 million in fiscal 2006, as compared to Rs.6,774.6 million in fiscal 2005. Excluding expenses of betapharm and Falcon, selling, general and administrative expenses increased 13.4% to Rs.7,687.4 million for fiscal 2006. Selling, general and administrative expenses, including expenses of betapharm and Falcon, as a percentage of revenues were 33.1% for fiscal 2006 as compared to 34.7% for fiscal 2005.
     The increase in selling, general and administrative expenses as a whole was largely due to an increase in employee costs as well as marketing costs, largely offset by a decrease in legal and professional expenses. Employee costs increased by 18.0% primarily due to annual compensation increases and market corrections as well as an increase in the number of employees. Marketing expenses increased by 36.0% primarily on account of higher selling expenses and higher shipping costs. Legal and professional expenses decreased by 10.6% primarily due to lower legal and consultancy activity in fiscal 2006.
Research and development expenses
     Research and development costs decreased by 23.2% to Rs.2,153.0 million for fiscal 2006, as compared to Rs.2,803.3 million for fiscal 2005. The acquisitions of betapharm and Falcon did not have any significant impact on research and development expenditure. As a percentage of revenue, research and development expenses were 8.9% of our total revenue in fiscal 2006 as compared to 14.4% in fiscal 2005. The decrease was primarily on account of lower research and development costs in our drug discovery segment and lower research and development costs in our generics segment, which includes costs for research and development related to our specialty pharmaceuticals business, offset by an increase in expenses in our formulations, biotechnology and CPS segments. Under the terms of the research and development partnership agreement with I-VEN Pharma Capital Limited, we received Rs.985.4 million (U.S.$22.5 million) in March 2005 to be applied to research and development costs in our generics segment, of which Rs.384.5 million (U.S.$8.6 million) was recorded as a reduction in the research and development expense line item in fiscal 2006 as compared to Rs.96.2 million (U.S.$2.2 million) recognized in fiscal 2005.
Amortization expenses
     Amortization expenses, including expenses of betapharm and Falcon, increased by 20.0% to Rs.419.9 million from Rs.350.0 million. The increase was primarily on account of amortization of intangibles acquired in the acquisition of betapharm and Falcon amounting to Rs.87.2 million and Rs.6.8 million respectively.
Foreign exchange gain/loss
     Foreign exchange loss was Rs.126.3 million for fiscal 2006 as compared to a loss of Rs.488.8 million for fiscal 2005. In fiscal 2006, the rupee depreciated by 1.95%, resulting in a gain on translation and realization of foreign currency receivables and a loss on translation of foreign currency loans. This also caused a loss on forward foreign exchange contracts entered into to hedge receivables.

Other operating expense/(income), net
     Other operating income net amounted to Rs.320.4 million in fiscal 2006, as compared to Rs.6.0 million in fiscal 2005. This includes profit of Rs.387.3 million in fiscal 2006 on sale of our finished dosages manufacturing facility located in Goa, India.
Operating income
     As a result of the foregoing, our operating income was Rs.1,441.9 million in fiscal 2006, as compared to an operating loss of Rs.289.2 million in fiscal 2005. Operating gain as a percentage of total revenues was 5.9% in fiscal 2006, as compared to (1.5%) in fiscal 2005.
Other income, net
     For fiscal 2006 our other income was Rs.533.6 million, as compared to Rs.454.2 million for fiscal 2005. This includes net interest income of Rs.418.8 million in fiscal 2006 as compared to Rs.271.9 millon in fiscal 2005. The increase in other income was primarily a result of an increase in interest income earned on investment of surplus funds.
Equity in loss of affiliates
     Equity in loss of affiliates increased by Rs.30.1 million to Rs.88.2 million for fiscal 2006 from Rs.58.1 million for fiscal 2005, primarily due to loss pick up in Perlecan Pharma Pvt Ltd of Rs.40 million for fiscal 2006. However, the increase was offset by a decrease in loss pick up in Kunshan Rotam Reddy Pharmaceuticals by Rs.9.9 million on account of a reduction in losses.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest increased to Rs.1,887.3 million in fiscal 2006, as compared to Rs.107 million in fiscal 2005. As a percentage of revenues, income before income taxes and minority interest was 7.8% of revenues in fiscal 2006, as compared to 0.5% of revenues in fiscal 2005.
Income tax expense
     Income tax expense for fiscal 2006 was Rs.258.4 million as compared to an income tax net benefit of Rs.94.3 million for fiscal 2005. The income tax expense increase in fiscal 2006 was primarily a result of significantly higher income from operations in fiscal 2006 as compared to fiscal 2005, in which year we recorded a tax loss. Further, we had a higher weighted average deduction in fiscal 2005 as a result of research and development expenses principally related to increased research and development spending and lower credits arising from the I-VEN transaction.
Minority interest
     Minority interest for fiscal 2006 was an expense of Rs.0.1 million representing our minority share in the profits of Dr. Reddy’s Laboratories (Proprietary) Limited, our subsidiary in South Africa. During fiscal 2005, we realized a gain of Rs.9.9 million on account of allocation of our minority share in the losses of this subsidiary.
Net income
     As a result of the above, our net income increased to Rs.1,628.9 million in fiscal 2006, as compared to Rs.211.1 million in fiscal 2005. Net income as a percentage of total revenues increased to 6.7% in fiscal 2006 from 1.1% in fiscal 2005.
Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004
     Pursuant to comments from the SEC staff, we have reclassified certain amounts for the fiscal year ended March 31, 2005 and this year on year discussion reflects those reclassified amounts.
Revenues
     Total revenues decreased by 2.9% to Rs.19,519.4 million in fiscal 2005, as compared to Rs.20,103.5 million in fiscal 2004, primarily due to a decrease in revenues in our generics and active pharmaceutical ingredients and intermediates segments. In fiscal

2005, we received 22.3% of our revenues from the United States and Canada, 34.3% from India, 14.2% from Russia and other former Soviet Union countries, 14.7% from Europe and 14.5% from other countries.
     Revenues from sales in Russia and other former Soviet Union countries increased by 21.7% to Rs.2,782.2 million in fiscal 2005, as compared to Rs.2,285.8 million in fiscal 2004. The increase was primarily due to an increase in sales of our major brands of formulations such as Nise, our brand of nimesulide, Keterol, our brand of ketorolac tromethamine, and Omez, our brand of omeprazole. Revenues from sales in Europe increased by 2.9% to Rs.2,868.2 million in fiscal 2005, as compared to Rs.2,788.6 million in fiscal 2004, primarily as a result of an increase in revenues from our generics segment largely offset by a decrease in revenues from our active pharmaceutical ingredients and intermediates segment. Revenues from sales in North America decreased by 18.2% to Rs.4,349.2 million in fiscal 2005, as compared to Rs.5,319.2 million in fiscal 2004, primarily due to a decrease in revenues in our generics segment. Revenues from sales in India decreased by 6.3% to Rs.6,693.0 million in fiscal 2005, as compared to Rs.7,143.8 million in fiscal 2004, primarily due to a decrease in revenues in our formulations and active pharmaceutical ingredients and intermediates segments. We made allowances for sales returns of Rs.105.2 million and Rs.169.5 million in fiscal 2005 and fiscal 2004, respectively.
     Formulations. In fiscal 2005, we received 40.1% of our total revenues from the formulations segment, as compared to 37.4% in fiscal 2004. Revenues in this segment increased by 4.2% to Rs.7,822.9 million in fiscal 2005, as compared to Rs.7,507.5 million in fiscal 2004.
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
     Revenues from sales of formulations outside India increased by 24.6% to Rs.3,462.7 million in fiscal 2005, as compared to Rs.2,778.2 million in fiscal 2004. Revenues from sales of formulations in Russia accounted for 60.9% of our formulation revenues outside India in fiscal 2005, as compared to 64.1% in fiscal 2004. Revenues from sales of formulations in Russia increased by 18.3% to Rs.2,107.2 million in fiscal 2005, as compared to Rs.1,781.8 million in fiscal 2004. The increase was driven by increased revenues from sales of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac tromethamine, Omez, our brand of omeprazole, and Ciprolet, our brand of ciprofloxacin. Revenues from other former Soviet Union countries increased by 31.2% to Rs.593.3 million for fiscal 2005, as compared to Rs.452.3 million for fiscal 2004, primarily driven by an increase in revenues in Ukraine, Kazakhstan and Belarus. Revenues from the rest of the world increased by 40.4% to Rs.613.1 million in fiscal 2005, as compared to Rs.436.6 million in fiscal 2004. This increase was primarily due to higher revenues from sales in South Africa, Venezuela and new markets such as United Arab Emirates.
     Active Pharmaceutical Ingredients and Intermediates. In fiscal 2005, we received 35.6% of our total revenues from this segment, as compared to 38.0% in fiscal 2004. Revenues in this segment decreased by 9.0% to Rs.6,944.5 million in fiscal 2005, as compared to Rs.7,628.5 million in fiscal 2004.
     During fiscal 2005, revenues from sales in India accounted for 28.4% of our revenues from this segment, as compared to 27.7% in fiscal 2004. Revenues from sales in India decreased by 6.8% to Rs.1,972.1 million in fiscal 2005, as compared to Rs.2,115.1 million in fiscal 2004. This decrease was primarily due to a decrease in sales volumes of ciprofloxacin, sparfloxacin and gatifloxacin.
     Revenues from sales outside India decreased by 9.8% to Rs.4,972.4 million in fiscal 2005, as compared to Rs.5,513.4 million in fiscal 2004. Revenues from sales in Europe decreased by 32.9% to Rs.1,091.1 million in fiscal 2005, as compared to Rs.1,626.9 million in fiscal 2004 primarily due to a decrease in revenues from ramipril. Ramipril, launched in Europe in fiscal 2004, accounted for Rs.753.3 million in revenue in fiscal 2005 compared to Rs.1,237.5 million in fiscal 2004. This decline was primarily due to a reduction in price due to additional competition. Revenues from sales in the United States and Canada decreased by 2.8% to Rs.1,849.0 million in fiscal 2005, as compared to Rs.1,902.9 million in fiscal 2004, primarily due to additional competition for our existing products.
     Generics. In fiscal 2005, we received 18.3% of our total revenues from this segment, as compared to 21.6% in fiscal 2004. Revenues decreased by 17.5% to Rs.3,577.4 million in fiscal 2005, as compared to Rs.4,337.5 million in fiscal 2004. Revenues from sales in the United States and Canada decreased by 34.4% to Rs.2,230.1 million in fiscal 2005, as compared to Rs.3,398.6 million in fiscal 2004. This was primarily on account of increased competition with respect to sales of tizanidine and fluoxetine. Together these two products accounted for Rs.1,134.7 million in revenue in fiscal 2005 as compared to Rs.2,402.8 million in fiscal 2004. This decline was partially offset by revenues from new product launches of ciprofloxacin (launched in June 2004) and citalopram (launched in October 2004). Revenues in Europe increased by 44.1% to Rs.1,339.6 million in fiscal 2005, as compared to Rs.929.9 million in fiscal 2004, primarily due to growth in sales volumes of omeprazole and amlodipine maleate (launched in March 2004).
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
     Drug Discovery. Revenues from our drug discovery segment were at Rs.288.4 million for fiscal 2005, as compared to no revenue for fiscal 2004. In September 2001, we received Rs.235.6 million as an upfront license fee from Novartis Pharma A.G. in connection with our out-licensing of DRF 4158 to Novartis. During fiscal 2005, on expiration of the terms of the agreement with Novartis, we accounted for the upfront license fee as income, which was deferred in the fiscal year ended March 31, 2002 as the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with our accounting policy proportionately upon the receipt of stated milestones. During fiscal 2005, we recognized an amount of Rs.52.8 million towards DRF 2593 pursuant to the discontinuation of our agreement with Novo Nordisk.
     Others. Revenues from our custom pharmaceutical services segment were Rs.311.6 million in fiscal 2005, as compared to Rs.113.1 million in fiscal 2004. The increase is primarily on account of increases in both our customer base and our product portfolio.
Cost of revenues
     Total cost of revenues increased by Rs.48.5 million to Rs.9,385.8 million for fiscal 2005, as compared to Rs.9,337.3 million for fiscal 2004. Cost of revenues as a percentage of total revenues was 48.1% for fiscal 2005, as compared to 46.5% for fiscal 2004.
     Formulations. Cost of revenues in this segment decreased by 3.3% to Rs.2,492.8 million in fiscal 2005, as compared to Rs.2,577.7 million in fiscal 2004. Cost of revenues in this segment was 31.9% of formulations revenues for fiscal 2005, as compared to 34.3% of formulations revenues for fiscal 2004. The decrease in cost of revenues as a percentage of revenues was primarily due to a higher proportion of revenues from outside India, which generate relatively higher gross margins.
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
Gross profit and gross margin
     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit decreased by 5.9% to Rs.10,133.5 million for fiscal 2005 from Rs.10,766.3 million during fiscal 2004. Gross margin was 51.9% in fiscal 2005, as compared to 53.5% in fiscal 2004.

     The gross margin for our formulations segment increased to 68.1% in fiscal 2005, as compared to 65.7% in fiscal 2004. The gross margin for our active pharmaceutical ingredients segment decreased to 27.8% in fiscal 2005, as compared to 33.1% in fiscal 2004. The gross margin for our generics segment decreased to 54.7% in fiscal 2005, as compared to 69.5% in fiscal 2004. The gross margin for our critical care and biotechnology segment was 66.5% in fiscal 2005, as compared to 49.7% in fiscal 2004.
Selling, general and administrative expenses
     Selling, general and administrative expenses increased by 3.5% to Rs.6,774.6 million in fiscal 2005, as compared to Rs.6,542.5 million in fiscal 2004. Selling, general and administrative expenditures as a percentage of total revenues were 34.7% for fiscal 2005 as compared to 32.7% for fiscal 2004. This increase is largely due to an increase in employee costs, which was largely offset by a decrease in legal and professional expenses. Employee costs increased by 21.7% to Rs.2,062.5 million in fiscal 2005, as compared to Rs.1,697.0 million in fiscal 2004, primarily due to annual salary increases and market corrections as well as an increase in the number of employees in our international offices. Legal and professional expenses decreased by 24.1% to Rs.995.0 million in fiscal 2005, as compared to Rs.1,311.0 million in fiscal 2004, primarily due to lower legal and consultancy activity during fiscal 2005.
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
Other operating expense/(income)
     Other operating expense amounted to Rs. 6.0 million in fiscal 2005 as compared to Rs. 83.2 million in fiscal 2004. loss in previous year was primarily on account of sale of fixed assets in Pondicherry, India in our formulations business and certain other assets.
Operating income
     As a result of the foregoing, our operating loss was at Rs.289.1 million in fiscal 2005, as compared to an operating gain of Rs.2,048.5 million in fiscal 2004. Operating loss as a percentage of total revenues was 1.5% in fiscal 2005, as compared to 10.1% in fiscal 2004.
Other (expense)/income, net
     For fiscal 2005 our other income was Rs.454.2 million, as compared to Rs.535.9 million for fiscal 2004. This includes net interest income of Rs.272 million in fiscal 2005 as compared to Rs.406.8 million in fiscal 2004. This decrease in net interest income was partially offset by an increase in income from sale of investments by Rs.90.4 million.

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
Recent Accounting Pronouncements
     In June 2006, the FASB issued FASB Interpretation Number (“FIN”) 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.
     Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements when it becomes effective for the Company in fiscal 2008 and is unable, at this time, to quantify the impact, if any, to retained earnings at the time of adoption.
5.B. Liquidity and capital resources
Liquidity
     We have primarily financed our operations through cash flows generated from operations and through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
     Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements and currently anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To fund the acquisition of betapharm in Germany, we borrowed €400 million under a bank loan facility with a maturity period of five years. If our future acquisitions involve significant cash payments, rather than the issuance of shares, we may need to further borrow from banks or raise additional funds from the debt or equity markets.
     As of March 31, 2006 we anticipate expenditures of approximately U.S.$ 120 million over the next two fiscal years in connection with the addition of manufacturing capacity in and expansion of infrastructure requirements for our business.
     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal Year Ended March 31,
	2004	2005	2006	2006
	(Rs. in million, U.S.$ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.3,992.2	Rs.2,291.6	Rs.1,643.1	U.S.$36,941
Investing activities	(6,506.1)	632.9	(34,524.4)	(776,179)
Financing activities	(376.1)	1,931.3	27,210.9	611,757
Effect of exchange rate changes on cash	(14.2)	55.8	95.1	2,138

Net increase / (decrease) in cash and cash Equivalents	Rs.(2,897.2)	Rs.4,911.6	Rs.(5,575.2)	U.S.$(125,342)

Cash Flow From Operating Activities
     Net cash provided by operating activities decreased from Rs.2,291.6 million in fiscal 2005 to Rs.1,643.1 million in fiscal 2006. Net cash provided by operating activities consisted primarily of net income including adjustments for non-cash items and changes in working capital.
     As net income increased from Rs.211 million in fiscal 2005 to Rs.1,629 million in fiscal 2006, there was also an increase in operating assets and liabilities of Rs.1,873.3 million in fiscal 2006 as compared to a decrease in operating assets and liabilities of Rs.113 million in fiscal 2005. The increase in operating assets and liabilities in fiscal 2006 was primarily due to an increase in accounts receivable by Rs.781 million due to increased sales, an increase in inventories by Rs.1,851 million, in line with our increased sales and anticipated product launches, and the effect of an increase in operating assets and liabilities subsequent to the acquisition of Falcon and betapharm.
Cash Flow From Investing Activities
     Cash outflow from investing activities was Rs.34,524.4 million for the fiscal year ended March 31, 2006, primarily due to cash paid for the acquisition of betapharm and Falcon, which was approximately Rs.27,269 million, and restricted cash of Rs.6,017 million in connection with borrowing in relation to the betapharm acquisition and increased capital expenditures of Rs.1,873 million.
Cash Flows From Financing Activities
     Net cash provided by financing activities for fiscal 2006 was Rs.27,210.95 million primarily due to short-term borrowings from banks of Rs.6,322.0 million and long term borrowings from banks incurred in connection with the acquisition of betapharm of Rs.21,598.30 million.
Principal obligations
     The following table summarizes our principal debt obligations outstanding as of March 31, 2006:

	Payments due by period
	(Rs. in millions)
Financial Contractual		Less than			After
Obligations	Total	1 year	1-3 years	3-5 years	5 years	Annual Interest Rate
Short-term borrowings from banks	9,132.5	9,132.5	—	—	—	LIBOR + 50 to 65bps for foreign currency denominated loans and 10.25% to 10.5% for rupee demoninated loans
Long term debt	21,627.1	906.0	7,212.4	13,508.7	—
From Indian Renewable Energy Development Agency	25.1	5.9	11.8	7.4	—	2%*
For betapharm acquisition	21,602.0	900.1	7,200.6	13,501.3		EURIBOR + 150 bps

Total Obligations	30,759.6	10,038.5	7,212.4	13,508.7	—

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

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
     As of March 31, 2005 and 2006, we had committed to spend approximately Rs.192.2 million and Rs.744.0 million, respectively, under agreements to purchase property and equipment and other capital commitments. These amounts are net of capital advances paid in respect of such purchases and we anticipate funding them from internally generated funds.
5.C. Research and development, patents and licenses, etc.
Research and Development
     Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:
•	Formulations, where our research and development activities are directed at the development of product formulations, process validation, bioequivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets.
•	Active pharmaceutical ingredients and intermediates, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients for use in our generics and formulations segments and for sales in the emerging and developed markets to third parties.
•	Generics, where our research and development activities are directed at the development of product formulations, process validation, bioequivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products whose patents and regulatory exclusivity periods have expired or are nearing expiration in the regulated markets of the United States and Europe.
•	Critical care and biotechnology, where research and development activities are directed at the development of oncology and biotechnology products for the emerging as well as regulated markets. Our new biotechnology research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA. We are in the process of building our bio-generics pipeline. During fiscal 2005, we entered into an agreement with a U.S. based biotechnology company for the development of a bio-generics portfolio.
•	Drug discovery, where we are actively pursuing discovery and development of NCEs. Our research programs focus on the following therapeutic areas:
▪	Metabolic disorders

▪	Cardiovascular disorders

▪	Bacterial infections

▪	Inflammation

▪	Cancer
•	Custom pharmaceutical services, where we intend to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain — from discovery all the way to the market.
     In fiscal 2004, 2005 and 2006, we expended Rs.1,991.6 million, Rs.2,803.3 million and Rs.2,153.0 million, respectively, on research and development activities.

Patents, Trademarks and Licenses
     We have filed and been issued numerous patents in our principal areas of operations: drug discovery, active pharmaceutical ingredients and intermediates and generics. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. We have filed over 650 trademarks with the Registrar of Trademarks in India. We also have made application for registration for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.
5.D. Trend information
     Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) Annual Report 2004, the Indian retail pharmaceutical market, valued at Rs.230 billion for the twelve-month period ending December 31, 2005, grew by 9%. New product introductions, as well as increases in the prices but not sales volumes of the older products, had a positive contribution to our growth in 2005. Much of this growth was driven by the contribution from new products launched in the 24 month period ending on December 31, 2005. Year 2005 also marked the beginning of a new era with the introduction of the product patent regime. This motivated multinational corporations to bring in their research molecules and Indian companies to focus on developing brands and exploring in-licensing & marketing alliances. In fiscal 2006, new product introductions accounted for 2.0% of revenues in India. In fiscal 2006, the growth of our revenues in India was above industry average. We expect to continue the momentum in growth during fiscal 2007, driven by a combination of key brand performance and new product introductions during fiscal 2004, 2005 and 2006.
     We expect that the Indian Ministry of Chemicals and Fertilisers, in order to control the prices of drugs in India, will implement a ceiling on sales margins for drugs not previously subject to price control. Under the proposal:
•	for drugs sold under generic names for more than Rs.3 per tablet, the wholesalers’ margin cannot exceed 35% of the manufacturers’ selling price and the retailers’ margin cannot exceed 15% of the manufacturers’ selling price;

•	for drugs sold under brand names more than Rs.3 per tablet, the wholesalers’ margin cannot exceed 10% of the manufacturers’ selling price and the retailers’ margin cannot exceed 20% of the manufacturers’ selling price; and

•	drugs priced at Rs.3 per tablet or less would be exempt from price controls.
     A committee consisting of industry and Ministry representatives has been formed to consider the implementation of these sales margin controls as well as other cost containment proposals, including public-private partnership to help families living below poverty line and concessional pricing for government procurement. The committee is also ascertaining whether the pharmaceutical industry is prepared to implement voluntary price cuts. The committee is expected to examine whether the existing cost-based price control with respect to 74 bulk drugs and formulations containing them can be extended to other medicines in the National List of Essential Medicines or if any alternative scheme such as a ceiling price based on existing prices can be implemented. The committee’s report is expected to be issued on September 30, 2006.
     The competitive environment in the emerging markets outside India is changing with most countries moving towards recognizing product patents. This has the effect of reducing the window of opportunity for new product launches. In order to compete effectively in such a challenging environment, we are focusing on both our key therapeutic categories on a global basis and niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. Among our international markets, Russia is our single largest market. In fiscal 2006, the Russian pharmaceutical market grew by 30% driven by a strong economy and introduction of the DLO (“Dopolnitelnoye lekarstvennoye obespechenoye”) program, pursuant to which the Russian government purchases drugs for free distribution to low income individuals. Our total revenue growth rate in fiscal 2006 was approximately 26%, as compared to a growth rate of 30% for the pharm aceutical industry as a whole as reported by Pharmexpert, December 2005). We intend to promote growth in fiscal 2007 through a combination of sales and marketing initiatives targeted towards physicians, hospital segments and pharmacies. We are also focusing on driving growth in other countries in the former Soviet Union, South Africa and China.
     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on increasing our level of customer engagement in key markets globally to market additional products from our product portfolio to key customers. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of March 31, 2006, we had a pipeline of over 81 drug master filings (“DMFs”) in the United States and 25 DMFs in Europe. With patent expiries in several markets in the next few years, we intend to promote growth in fiscal 2007 and beyond by leveraging our portfolio of markets and products. The success of our existing API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
     Generics. In this segment, we are focused on the regulated markets of North America and Europe. In the United States, our key product launches anticipated for fiscal 2007 include fexofenadine, the generic version of Allegra® (launched in April 2006), simvastatin, the generic version of Zocor®, finasteride 5 mg, the generic version of Proscar®, and ondansetron, the generic version of Zofran®.
     In January 2006, we entered into an agreement with Merck & Co. allowing us to distribute and sell the authorized generic versions of two of their products, finasteride and simvastatin (sold by Merck under the brand names Zocor® and Proscar®), provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006, respectively. For the quarter ended June 30, 2006, the combined revenues from these two products were U.S.$93 million. We intend to expand our opportunity with respect to finasteride and simvastatinover the next few years by adding solid dosages forms as well as alternate dosage forms of each product through alliances to complement our internal product development effort.
     We also intend to expand our commercial portfolio through unique acquisition opportunities. For instance, in March 2006, we acquired for a total consideration of Rs.122.7 million trademarks rights to three off-patent products with annual sales of U.S.$5 million, along with all the physical inventories of the products, from PDL Biopharma, Inc. (“PDL”). As a result of the acquisition, we acquired an opportunity to sell these products using their existing brand names though our generic sales and marketing network.
     We are also expanding our presence in Canada by leveraging the infrastructure and assets that we have established for the U.S. market. The success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. As of March 31, 2006, we had 49 ANDAs pending approval with the U.S. FDA. This includes 29 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
     In the United Kingdom, we do not anticipate any significant product launches in fiscal 2007.
     In Germany, the revenues and net income of betapharm, which we acquired in March 2006, will be reflected in our in fiscal 2007 results. The German government passed the Economic Optimization of the Pharmaceutical Care Act which became effective May 1, 2006. As a response to this legislation, some of the leading pharmaceutical companies in Germany announced aggressive price cuts and we responded with an average price cut of about 24% on those of our products subject to the new regulations. Our performance in Germany in the first quarter ended June 30, 2006 was negatively impacted as a result of these changes.
     Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment. In fiscal 2007, we expect to continue with our investments in building the infrastructure and capabilities for the development and launch of biogenerics in the less regulated markets in the next few years. Longer-term, we intend to target launches in the regulated markets as and when the regulatory pathway becomes clear in these markets.
     Custom Pharmaceutical Services. In fiscal 2007, we expect to benefit from the full year impact of the acquisition of Falcon. Excluding the impact of the Falcon acquisition, we expect the base business to grow further as we continue to expand the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies.
     Drug Discovery. Currently, we have a pipeline of 9 NCEs of which 5 are in clinical development and 4 are in pre-clinical development. Four of the NCEs have been assigned to Perlecan Pharma and one NCE is under a co-development arrangement with Rheoscience A/S. As we make progress in advancing our pipeline through various stages of clinical development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic partnerships and alliances in our key focus areas.
     Specialty. We are currently in the research and development phase of our specialty pharmaceuticals business, which may become a separate segment at some point in the future. Following the acquisition of Trigenesis Therapeutics Inc. in May 2004, we commenced the pursuit of the development of dermatology products targeted towards specialty prescription dermatology segment, which products will have patent protected franchises.
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
     On December 14, 2001, in order to enable our affiliate Pathnet India Private Limited (“Pathnet”) to secure a credit facility of Rs.250 million from ICICI Bank Ltd. (“ICICI Bank”), we issued a corporate guarantee amounting to Rs.122.5 million in favor of ICICI Bank. Pathnet was an equity investee accounted for by the equity method. During the fiscal year ended March 31, 2006, we sold our stake in Pathnet and settled the guarantee by paying ICICI Bank Rs.21.0 million, a portion of the loan amount then outstanding. Our payment was determined based on our share of the outstanding guarantees of Pathnet’s credit facility.
     Kunshan Rotam Reddy Pharmaceutical Co. Limited (“KRRP”) secured a credit facility of Rs.32 million from Citibank, N.A. (“Citibank”). To enhance the credit standing of KRRP, we issued during fiscal 2006 a corporate guarantee amounting to Rs.45.0 million in favor of Citibank. The guarantee is required to be renewed every year and our liability may arise in case of non-payment or non-performance of other obligations of KRRP under its credit facility agreement with Citibank. As of March 31, 2006, it is not probable that we will be required to make payments under the guarantee. Accordingly, no liability has been accrued for a loss related to our obligation under this guarantee arrangement.
5.F. Tabular Disclosure of Contractual Obligations
     The following summarizes our contractual obligations as of March 31, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	(Rs. in millions)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
Financial contractual obligations
Operating lease obligations	Rs.677.3	150.1	229.5	143.7	154.0

Capital lease obligations	235.7	19.8	39.5	39.5	136.9

Current portion	19.8	19.8	—	—	—

Non-current portion	215.9	—	39.5	39.5	136.9

Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)	744.0	744.0	—	—	—

Borrowings from banks	9,132.5	9,132.5	—	—	—

Long term debt	21,627.1	906.0	7,212.4	13,508.7	—

Current portion	906.0	906.0	—	—	—
Non-current portion	20,721.1	—	7,212.4	13,508.7	—

Total contractual obligations	32,416.6	10,952.4	7,481.4	13,691.9	290.9

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.
5.G. Safe harbor
     See page 2.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and senior management
     The list of our directors and executive officers, their respective age and position as of March 31, 2006 are as follows:
     Directors

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	66	Chairman
Mr. G.V. Prasad(2),(3)	45	Chief Executive Officer and Executive Vice Chairman
Mr. Satish Reddy(2),(4)	38	Chief Operating Officer and Managing Director
Mr. Anupam Puri	60	Director
Prof. Krishna G. Palepu	53	Director
Dr. Omkar Goswami	49	Director
Mr. P.N. Devarajan	70	Director
Mr. Ravi Bhoothalingam	59	Director
Dr. V. Mohan(5)	51	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.

(2)	Full-time director.

(3)	Son-in-law of Dr. K Anji Reddy.

(4)	Son of Dr. K Anji Reddy.

(5)	Retired on July 28, 2006.
Executive Officers
     Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2006, the Management Council consisted of:

Name	Age (in yrs)	Position
Mr. G.V. Prasad(1)	45	Chief Executive Officer and Executive Vice Chairman
Mr. Satish Reddy(2)	38	Chief Operating Officer and Managing Director
Mr. V.S. Vasudevan	54	President and Chief Financial Officer(3)
Mr. Abhijit Mukherjee	47	President – Developing Businesses
Mr. Alan Shepard	58	Executive Vice President – Europe
Mr. Andrew Miller	50	Executive Vice President and General Counsel(4)
Mr. Arun Sawhney	51	President – API
Mr. Ashwani Kumar Malhotra	50	Senior Vice President – Formulations Manufacturing
Mr. Jaspal Singh Bajwa	53	President – Branded Formulations (Rest of the World)(5)
Mr. Jeffrey Wasserstein	47	Executive Vice President – North America Specialty
Mr. K.B. Sankara Rao	52	Executive Vice President – Integrated Product Development
Mr. Mark Hartman	47	Executive Vice President – North America Generics
Dr. R. Rajagopalan	55	President – Discovery Research
Mr. Raghu Cidambi	55	Advisor and Head – Corporate Intellectual Property Management and Strategic Planning
Mr. Saumen Chakraborty	44	Executive Vice President and Global Chief of Human Resources, IT and Business Process Excellence(6)
Dr. Uday Saxena	48	Chief Scientific Officer

(1)	Son-in-law of Dr. K Anji Reddy.

(2)	Son of Dr. K Anji Reddy.

(3)	Has stepped down as Chief Financial Officer and assumed the responsibility of Head of Europe Generics effective July 28, 2006.

(4)	Term of employment expired on July 31, 2006.

(5)	Does not include North America and Europe.

(6)	Has stepped down as Global Chief of Human Resources and assumed the responsibility of Chief Financial Officer effective July 28, 2006. He will contunue to be responsible for IT and Business Process Excellence.
There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of senior management.
Biographies
Directors
     Dr. K. Anji Reddy is our Founder and Chairman of our Board of Directors. He is also the Founder of Dr. Reddy’s Research Foundation and Dr. Reddy’s Foundation. He has an undergraduate degree in Technology of Pharmaceuticals and Fine Chemicals from the University of Bombay and a Ph.D. in Chemical Engineering from National Chemical Laboratories, Pune. He has six years experience with Indian Drugs and Pharmaceuticals Limited in the manufacture and implementation of new technologies in bulk drugs. He is a member of the Board of Trade as well as the Prime Minister’s Task force on pharmaceuticals and knowledge-based industries. The government of India bestowed the Padmashri Award upon him for his distinguished service in the field of trade and commerce. In addition to positions held in our subsidiaries and joint ventures, he is a Director in Diana Hotels Limited, OOO JV Reddy Biomed Limited, and Pathenco APS.

     Mr. G.V. Prasad is a member of our Board of Directors and serves as our Vice-Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago, U.S.A. and an M.S. in Industrial Administration from Purdue University, U.S.A. He is also an active member of several associations including the National Committee on Drugs & Pharmaceuticals. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Diana Hotels Limited, Nipuna Services Limited and Ocimum Bio Solutions Limited.
     Mr. Satish Reddy is a member of our Board of Directors and serves as our Managing Director and Chief Operating Officer. He has a Master of Science degree in Medicinal Chemistry from Purdue University, U.S.A. and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Diana Hotels Limited and OOO JV Reddy Biomed Limited.
     Mr. Anupam Puri has been a member of our Board of Directors since 2002. He retired from McKinsey & Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey & Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Boards of ICICI Bank Limited, Mahindra and Mahindra Limited and Mahindra British Telecom Limited.
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
     Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director of Infosys Technologies Limited, DSP-Merrill-lynch Investment Managers Limited, Crompton Greaves Limited, Infrastructure Development Finance Company Limited, SRF Limited, Sona Koyo Steering Systems Limited and Cairn India Limited.
     Mr. P.N. Devarajan has been a member of our Board of Directors since 2000. He has previously served as a Director of Cheminor Drugs Limited. He was a member of the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, member of the Assessment Committee of the Council of Scientific and Industrial Research and a member of the Research Council of National Chemical Laboratory. He has previously served as a Director of the Bank of Baroda, a member of the Central Board of Directors of the Reserve Bank of India and Group President and consultant of Reliance Industries Limited. Currently, he is also a Director on the Board of Kothari Sugars and Chemicals Limited, Shriram EPC Ltd. and Tropical Technologies Pvt Ltd. Mr. Devarajan was reappointed to the Board at the Annual General Meeting of the Shareholders held on July 28, 2006.
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
     Dr. V. Mohan has been a member of our Board of Directors since 1996. He is also a visiting professor of Diabetology at Sri Ramachandra Medical College and a professor of International Health at the University of Minnesota, U.S.A. He holds a Bachelor of Medicine degree, Doctor of Medicine degree, Ph.D. and a Doctor of Science degree from Madras University. He was awarded the prestigious Dr. B.C. Roy National Award by the Medical Council of India in 2005. He is also the Chairman and Managing Director of

Dr. Mohan’s Diabetes Specialties Centre Private Limited and Dr. Mohan’s Diabetes Specialties Centre (Hyderabad) Private Limited and he is also the President of the Madras Diabetes Research Foundation. He retired from the Board on July 28, 2006.
Executive Officers
     Mr. V.S. Vasudevan was our Chief Financial Officer and is currently head of our European Generics business . In the position of Chief Financial Officer, he was responsible for managing our finance organization. He also was the head of the Secretarial, Legal, Compliance, Investor Relations and Internal Audit functions. He played an important role in establishment of our corporate governance framework. Under his leadership, we received external recognition for our corporate governance and financial reporting practices from the Institute of Company Secretaries of India and the Institute of Chartered Accountants of India. He played a key role in the integration of Cheminor Drugs Limited with us, the acquisition of betapharm in Germany and in our growth through various other corporate initiatives, including acquisition of other companies in India and overseas and acquisition of brands in India. He is a Chartered Accountant by qualification, and a member of the Peer Review Board of the Institute of Chartered Accountants of India.
     Mr. Abhijit Mukherjee is our President of Developing Business. Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Amal Products Limited. He started his career as a management trainee in Hindustan Lever Limited (“HLL”) and put in 13 years in that company including 3 years in a Unilever company. He was primarily involved in the technical assignments in Aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He is a graduate in Chemical Engineering from the Indian Institute of Technology, Kharagpur.
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
     Mr. Andrew Miller was Executive Vice President Legal and Intellectual Property Management. He is also a principal at Budd Larner, P.C., our legal counsel in the United States. He has represented us since the formation of our first U.S. entity in 1992. He is a graduate of the University of Michigan Law School where he was an Editor of the University of Michigan’s Journal of Law Reform. He holds a B.A. degree from the State University of New York at Buffalo, where he graduated summa cum laude in 1977 and was elected a member of Phi Beta Kappa. Mr. Miller’s term of employment ended on July 31, 2006.
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
     Mr. Ashwani Kumar Malhotra is Senior Vice President of our Formulations Technical Operations and from March 2004 is responsible for formulation manufacturing operations, supply chain management and projects. He joined us as Vice President in February 2001, and was responsible for the India operations supporting our generics and specialty businesses with new product development filings and manufacturing and supply of products to regulated markets such as the United States, Canada, Europe, the United Kingdom, South Africa, Australia and New Zealand. Prior to joining us, he worked with Cipla Limited for 13 years in various capacities and with Warner Hindustan, a division of Parke Davis in formulations development and manufacturing for 7 years. He holds a postgraduate degree in Pharmacy from the Institute of Technology, Banaras Hindu University. He also holds a Diploma in Industrial Engineering & Management and a Postgraduate Diploma in Computer Systems from the Institute of Public Enterprises, government of India.
     Mr. Jaspal Singh Bajwa is President of our Branded Formulations (Rest of the World) business. He joined us from Marico Industries, where he was Executive Director and Chief Operating Officer. He has 27 years of diverse experience in the consumer and healthcare products industries, having worked with Nestlé, S.A. and Bausch and Lomb, Inc. He started his career with Nestlé, S.A. After 15 years with Nestlé, S.A. in Sales and Marketing, his last position was Chief of Marketing in India. Subsequently, he spent over 10 years with Bausch and Lomb, Inc., where he held several senior management positions including those of Managing Director for India/ SAARC, and Head of their Canadian Subsidiary. He has a Bachelor’s degree in Food Technology and an MBA from the Indian Institute of Management, Ahmedabad.

     Mr. Jeffrey Wasserstein is Executive Vice President of our North America Specialty business and head of our North America business. He joined us in January 2005. He focuses on building our specialty business in North America and in addition works with the North American Management Team on selected opportunities for adding value to our other businesses in North America. He is also head of our New Jersey office where he leads our North America Operations function. Immediately prior to joining us he was EVP and Chief Business Officer of Avigenics, Inc., a biotechnology company engaged in the development of therapeutic proteins. He had a long career with Schering Plough Corporation where he was Senior Vice President of Corporate Consent Decree Integration. Prior to this role, he was the President of Schering Canada. He also held several positions of increasing responsibility at the Vice President level over Corporate Business Development, Strategic Planning and Internal Consulting and as Associate General Counsel-Commercial. Prior to joining Schering Plough Corporation, he was an Associate Attorney with Wachtell, Lipton, Rosen & Katz. He holds a Bachelor of Art’s degree from Franklin & Marshall College and a J.D. degree from New York University School of Law.
     Mr. K.B. Sankara Rao is Executive Vice President responsible for Integrated Product Development for our Branded Formulations, Generics,API and speciality businesses and for formulation development of NCEs. He has been with us since 1986 in various capacities, establishing the manufacturing facilities, quality assurance systems, formulation research and development and managing supply chain for our formulations business. He also upgraded manufacturing facilities to the present day business needs, which resulted in the attainment of various statutory approvals, including U.K. MHRA approval. He is also responsible for the design and implementation of the “Self Managed Team” concept in two of our formulations manufacturing units. He holds a Masters degree in Pharmacy from Andhra University. He is a life member of the Indian Pharmaceutical Association, Indian pharmacy graduates association amongst his other affiliations. He has also been a member of CII-Southern Regional Quality & Productivity Sub-committee.
     Mr. Mark Hartman is Executive Vice President of our North America Generics business. He has 21 years of experience in the pharmaceutical industry. Before joining us, Mark spent five years at Watson Laboratories. His last three positions at Watson were Director of Marketing for Trade and Managed Care, Executive Director, Sales and Marketing – Watson Generics, and Vice President, Sales and Marketing, Watson Generics. He was involved in multiple product and company acquisitions during his tenure with Watson. Before Watson, he was Director of Marketing for Alpharma USPD, Marketing Manager at Geneva Pharmaceuticals, and held various brand and generic sales and marketing positions during his 10 years at Lederle Laboratories. He holds a bachelors degree in Dairy Science from Virginia Tech, Virginia.
     Dr. R. Rajagopalan is the President of our Discovery Research division. A distinguished postgraduate student from the University of Madras, Rajagopalan obtained his doctoral degree from the University of Bombay. He began his career about three decades ago in Hoechst India Ltd. and made impressive contributions in cardiovascular and general pharmacology research. He joined Dr. Reddy’s Discovery Research in 1994, and was instrumental in building discovery biology capabilities in Hyderabad. He has headed the Discovery Research Program as President since 2001, and under his management, our company has created a leadership position in the areas of metabolic disorders and cardiovascular research. He has several research publications and patents to his credit, and is associated with several academic and professional organisations. He has also been the recipient of a number of prestigious awards, including the R. N. Chopra Oration Award as an accomplished “Discovery Research Pharmacologist” in 2005.
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
     Mr. Saumen Chakraborty was Executive Vice-President and Global Chief of Human Resources, Information Technology and Business Process Excellence, and is currently our Chief Financial Officer. He has 22 years of experience in strategic and operational aspects of management. Prior to joining us, he held various positions including line manager and a human resources facilitator, with diverse portfolios such as Senior Manager (Finance and Accounts) in Eicher, and Vice President (Operations) in Tecumseh. A member of various industry fora including the CII and the National HRD Network, he graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad. He continues to be responsible for Information Technology and Business Process Excellence.
     Dr. Uday Saxena is our Chief Scientific Officer. Since 2000, he has also been the President and CEO of Reddy US Therapeutics, Inc., our subsidiary located in Atlanta, Georgia. Reddy US Therapeutics, Inc. is engaged in drug discovery in the areas of diabetes, inflammation and cardiovascular disease. He has been in the pharmaceutical/biotech industry for over a decade. From 1997 to early 2000, he was Vice President of Research and a member of the executive committee at AtheroGenics, Inc, a publicly traded biopharmaceutical company located in Alpharetta, Georgia. While at AtheroGenics, he directed several drug discoveries and early development programs that lead to identification of novel compounds currently in late phase clinical trails for restenosis, atherosclerosis and chronic inflammation. Prior to that he was at Parke-Davis Research Division, Ann Arbor, Michigan, where he was responsible for establishing a discovery program in inflammation and atherosclerosis.
6.B. Compensation of directors and executive officers
Directors’ compensation
     Full-Time Directors. The compensation of our Chairman, Chief Executive Officer and Chief Operating Officer (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in the stock option plan. The compensation committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting.
     On January 24, 2006, our Board recommended re-appointment of Dr. K Anji Reddy as Chairman with effect from July 13, 2006 and re-appointment of Mr. G. V. Prasad as Vice Chairman and CEO with effect from January 30, 2006. The compensation of Dr. K. Anji Reddy and Mr. G. V. Prasad are proposed to be revised. The Board also recommended revision in the compensation of Mr. Satish Reddy, Managing Director and COO. The re-appointment and revision in the compensation was approved by the shareholders at our annual general meeting held on July 28, 2006. Our Managing Director and COO and Vice Chairman and CEO are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The compensation committee, which is composed of independent directors, recommends the commission for our Chairman, Vice Chairman and CEO and Managing Director and COO within the limits of 1%, 0.75% and 0.75% respectively of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.
     Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of Rs.5,000 (U.S.$112.4) for every Board meeting and Board committee meeting they attend. In fiscal 2006, we paid an aggregate of Rs.360,000 (U.S.$8,093.5) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our shareholders have approved a maximum commission up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for the fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were granted stock options under the Dr. Reddy’s Employee Stock Option Scheme, 2002 in fiscal 2006 as mentioned in the table below.
     For fiscal 2006, the directors were entitled to the following amounts as compensation:

		Amount Rs.
		(in thousands)
Name of Directors	Attendance fees	Commission	Salary	Perquisites	Total	Stock Options
Dr. K. Anji Reddy	—	23,051	1,800	144	24,995	—
Mr. G.V. Prasad	—	12,488	1,514	195	14,197	—
Mr. Satish Reddy	—	12,457	1,500	195	14,152	—
Mr. Anupam Puri	75	1,785	—	—	1,860	3,000
Prof. Krishna G. Palepu	50	1,785	—	—	1,835	3,000
Dr. Omkar Goswami	80	1,785	—	—	1,865	3,000
Mr. P.N. Devarajan	60	1,785	—	—	1,845	3,000
Mr. Ravi Bhoothalingam	75	1,785	—	—	1,860	3,000
Dr. V. Mohan	20	892	—	—	912	2,000
     The options granted to directors have an exercise price of Rs.5 per option. These options vest in annual increments over a period of four years, and expire five years from the date of vesting.
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
     All our employees in the managerial and staff levels are eligible to participate in a variable pay program, which consists of performance bonuses based on the performance of their function or business unit, and a profit sharing plan through which part of our profits can be shared with our employees. Our variable pay program is aimed at rewarding performances of the individual, business unit/function and the organization with significantly higher rewards for superior performances.
     We also have an employee stock option scheme, the Dr. Reddy’s Employee Stock Option Scheme, 2002. The scheme is applicable to all of our employees and directors and employees and directors of our subsidiaries. The scheme is not applicable to promoter directors, promoter employees and persons holding 2% or more of our outstanding share capital. The compensation committee of the Board of Directors awards options pursuant to the scheme based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.
     Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation,” above. The following table presents the annual compensation paid for services rendered to us for fiscal 2006 and stock options held by all of our other executive officers as of March 31, 2006:

	Compensation	Stock Options
		Fiscal Year
Name	Rs.	of Grant	No. of options	Exercise price	Expiration Date
Mr. V.S. Vasudevan	7,844,918	2003	5,740	Rs.1,063.02	(1)
		2004	10,000	883.00	(1)
		2005	10,000	885.00	(1)
		2006	25,000	725.00	(1)
Mr. Abhijit Mukherjee	6,358,655	2005	2,400	5.00	(1)
		2006	5,000	5.00	(1)
Mr. Alan Sheppard	8,853,803	—	—	—	—
Mr. Andrew Miller	21,359,871	2005	6,800	5.00	(1)
		2006	2,400	5.00	(1)
Mr. Arun Sawhney	9,053,022	2005	6,855	5.00	(1)
		2006	4,000	5.00	(1)
Mr. Ashwani Kumar Malhotra	5,645,643	2005	4,503	5.00	(1)
		2006	3,500	5.00	(1)
Mr. Jaspal Singh Bajwa	8,763,583	2005	8,000	5.00	(1)
		2006	5,000	5.00	(1)
Mr. Jeffrey Wasserstein	20,359,739	2005	10,000	5.00	(1)
Mr. K.B. Sankara Rao	5,527,308	2005	4,620	5.00	(1)
		2006	4,000	5.00	(1)
Mr. Mark Hartman	32,044,189	2004	10,000	883.00	(1)
		2005	6,000	885.00	(1)
		2006	6,000	5.00	(1)
Dr. R. Rajagopalan	5,627,265	2005	5,430	5.00	(1)
		2006	3,000	5.00	(1)
Mr. Raghu Cidambi	8,200,000	2005	5,250	5.00	(1)
		2006	5,000	5.00	(1)
Mr. Saumen Chakraborty	7,435,692	2004	5,000	883.00	(1)
		2005	3,825	5.00	(1)
		2006	5,000	5.00	(1)
Dr. Uday Saxena	12,209,541	2005	5,250	5.00	(1)
		2006	4,000	5.00	(1)

(1)	The expiration date is five years from the date of vesting. The options vest in annual increments over a period of four years.
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
     In respect of certain of our other employees, the gratuity benefit is provided through annual contribution to a fund managed by the Life Insurance Corporation of India (“LIC”) and ICICI Prudential Life Insurance Company Limited (“ICICI Pru”). Under this scheme, the settlement obligation remains with us, although the LIC and ICICI Pru administers the fund and determines the contribution premium required to be paid by us. The net contribution amounts recognized by us were Rs.18.0 million, Rs.31.2 million and Rs.80.8 million during the years ended March 31, 2004, 2005 and 2006, respectively.
     Superannuation benefits. Apart from being covered under the Gratuity Plan described above, our senior officers also participate in superannuation, a defined contribution plan administered by the LIC. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.24.2 million, Rs.27.0 million and Rs.24.8 million to the superannuation plan during the years ended March 31, 2004, 2005 and 2006, respectively.
     Provident fund benefits. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.58.7 million, Rs.64.2 million and Rs.64.4 million to the provident fund plan during the years ended March 31, 2004, 2005 and 2006, respectively.
6.C. Board practices
     Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2006, we have nine directors on our Board, of which six are non-full time independent directors.
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
     The terms of each of our directors and their expiration dates are provided in the table below.

Expiration of Current
Name	Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)	July 13, 2006	5 years	22 years
Mr. Satish Reddy (1)	September 30, 2007	5 years	13 years
Mr. G.V. Prasad (1)	January 30, 2011	5 years	20 years
Mr. Anupam Puri (2)	Retirement by rotation	Due for retirement by rotation in 2007	4 years
Dr. Krishna G. Palepu (2)	Retirement by rotation	Due for retirement by rotation in 2008	4 years
Mr. P.N. Devarajan (2)	Retirement by rotation	Due for retirement by rotation in 2006	5.5 years
Dr. Omkar Goswami (2)	Retirement by rotation	Due for retirement by rotation in 2007	5.5 years
Mr. Ravi Bhoothalingam (2)	Retirement by rotation	Due for retirement by rotation in 2008	5.5 years
Dr. V. Mohan (2)(4)	Retirement by rotation	Due for retirement by rotation in 2006	10 years

(1)	Full time director.

(2)	Non-full time independent director.

(3)	Reappointed at the 22nd Annual General Meeting of Shareholders held on July 28, 2006.

(4)	Retired at the 22nd Annual General Meeting of Shareholders held on July 28, 2006.
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
     The Audit Committee consists of the following five non-full time independent directors:
•	Dr. Omkar Goswami (Chairman)

•	Mr. Anupam Puri

•	Prof. Krishna G. Palepu

•	Mr. P. N. Devarajan

•	Mr. Ravi Bhoothalingam
     Our Company Secretary is the Secretary of the Audit Committee. This Committee met on five occasions during fiscal 2006. Our statutory auditors were present at all Audit Committee meetings during the year.
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
     The Chief of Human Resources is the Secretary of the Committee. The Compensation Committee met three times during fiscal 2006.
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
     Our Company Secretary is the Secretary of the Committee. The Nomination Committee met once during fiscal 2006.
Corporate Governance
     Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of this Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:
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

Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have a Compensation Committee composed entirely of independent directors which meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of Compensation Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act.

The audit committee must have a minimum of three members all being independent directors.	We have an Audit Committee composed of five members, all being independent directors. The committee has a written charter that meets these

Standard for U.S. NYSE Listed Companies	Our practice
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
We filed our most recent written certification on August 30, 2005.

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
We filed our most recent written affirmation on August 30, 2005.

6.D. Employees
     The following table sets forth the number of our employees during fiscal 2004, 2005 and 2006.
For the Fiscal Year Ended March 31, 2006

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	56	2,841	2,897
Sales and Marketing(2)	27	291	2,268	2,586
Research and Development	19	—	1,167	1,186
Others(3)	32	129	695	856

Total	78	476	6,971	7,525

For the Fiscal Year Ended March 31, 2005

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	45	2,517	2,562
Sales and Marketing(2)	21	4	1,833	1,858
Research and Development	15	2	1,106	1,123
Others(3)	45	13	534	592

Total	81	64	5,990	6,135

For the Fiscal Year Ended March 31, 2004

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	52	2,270	2,322
Sales and Marketing(2)	25	4	2,193	2,222
Research and Development	17	—	876	893
Others(3)	33	3	682	718

Total	75	59	6,021	6,155

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.
     We have not experienced any material work stoppages in the last three fiscal years and we consider our relationship with our employees and labor unions to be good. Approximately 10% of our employees belong to labor unions. We did not experience any strikes at our manufacturing facilities in fiscal 2006.

6.E. Share ownership
     The following table sets forth, as of March 31, 2006 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

		% of
	No. of shares	outstanding	No. of	Fiscal Year
Name	held(1),(3)	capital	options held	of the Grant	Exercise price		Expiration date

Dr. K. Anji Reddy(2),(4)	400,478	0.52%	—	—		—	—
Mr. G.V. Prasad(4)	675,720	0.88%	—	—		—	—
Mr. Satish Reddy(4)	597,916	0.78%	—	—		—	—
Mr. Anupam Puri	2,000	—	3,000	2006	Rs.	5.00	(5)
Prof. Krishna G Palepu	1,000	—	3,000	2006		5.00	(5)
Dr. Omkar Goswami	—	—	3,000	2006		5.00	(5)
Mr. P.N. Devarajan	—	—	3,000	2006		5.00	(5)
Mr. Ravi Bhoothalingam	—	—	3,000	2006		5.00	(5)
Dr. V. Mohan	—	—	2,000	2006		5.00	(5)
Mr. V.S. Vasudevan	—	—	5,740	2003		1,063.02	(5)
			10,000	2004		883.00	(5)
			10,000	2005		885.00	(5)
			25,000	2006		725.00	(5)
Mr. Abhijit Mukherjee	800	—	2,400	2005		5.00	(5)
			5,000	2006		5.00	(5)
Mr. Alan Shephard	—	—	—	—		—	—
Mr. Andrew Miller	—		6,800	2005		5.00	(5)
			2,400	2006		5.00	(5)
Mr. Arun Sawhney	5,025	0.01%	6,855	2005		5.00	(5)
			4,000	2006		5.00	(5)
Mr. Ashwani Kumar Malhotra	2,905	—	4,503	2005		5.00	(5)
			3,500	2006		5.00	(5)
Mr. Jaspal Singh Bajwa	—	—	8,000	2005		5.00	(5)
			5,000	2006		5.00	(5)
Mr. Jeffrey Wasserstein	—		10,000	2005		5.00	(5)
Mr. K.B. Sankara Rao	18,622	0.02%	4,620	2005		5.00	(5)
			4,000	2006		5.00	(5)
Mr. Mark Hartman	—	—	10,000	2004		883.00	(5)
			6,000	2005		885.00	(5)
			6,000	2006		5.00	(5)
Dr. R. Rajagopalan	4,250	0.01%	5,430	2005		5.00	(5)
			3,000	2006		5.00	(5)
Mr. Raghu Cidambi	2,750	—	5,250	2005		5.00	(5)
			5,000	2006		5.00	(5)
Mr. Saumen Chakraborty	5,875	0.01%	5,000	2004		883.00	(5)
			3,825	2005		5.00	(5)
			5,000	2006		5.00	(5)
Dr. Uday Saxena	—	—	5,250	2005		5.00	(5)
			4,000	2006		5.00	(5)

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	All shares have voting rights.

(4)	Not eligible for grant of Stock Options.

(5)	The expiration date is five years from the date of vesting. The options vest in annual increments over a period of four years.
Employee Stock Incentive Plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”). We instituted the DRL 2002 Plan, our employee stock option scheme, in fiscal 2002 for all eligible employees. The shareholders approved the reservation of 2,295,478 equity shares (being 3% of the outstanding equity shares on that day) for the purposes of making grants of options under the DRL 2002 Plan. The DRL 2002 Plan is applicable to our employees and directors and to employees and directors of our subsidiaries. The DRL 2002 Plan is not applicable to promoter directors, promoter employees and the persons holding 2% or more of our outstanding share capital.
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
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

     Category A: 1,721,700 stock options out of the total of 2,295,478 were reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
     Category B: 573,778 stock options out of the total of 2,295,478 were reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
     Category A: 300,000 stock options out of the total of 2,295,478 were reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
     Category B: 1,995,478 stock options out of the total of 2,295,478 were reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
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
     Stock option activity under the DRL 2002 Plan in two categories of options (i.e. fair market value and par value options) is as follows:

	Fiscal Year ended March 31, 2005
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual
Category A — Fair Market Value Options	out of options	prices		price		life (months)
Outstanding at the beginning of the period	911,038	Rs.	883-1,396	Rs.	968.95	66
Granted during the period	466,500		747-885		872.82	82
Expired / forfeited during the period	(352,657)		765-1,063.02		918.84	—
Surrendered by employees during the period in exchange for Category B options	(725,931)		747-1,396		928.07	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	298,950		747-1149		977.31	50

Exercisable at the end of the period	188,538	Rs.	883-1,149	Rs.	996.54	35

	Fiscal Year ended March 31, 2005
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual
Category B — Par Value Options	out of options	prices		price		life (months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period
In exchange for Category A surrendered options	280,873	Rs.	5	Rs.	5	84
New options	102,650		5		5	84
Forfeited during the period	(3,974)		5		5	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	379,549	Rs.	5	Rs.	5	84

Exercisable at the end of the period	—		—		—	—

	Fiscal Year ended March 31, 2006
						Weighted-
				Weighted-		average remaining
	Shares arising	Range of exercise		average exercise		contractual
Category A — Fair Market Value Options	out of options	prices		price		life (months)
Outstanding at the beginning of the period	298,950	Rs.	747-1,149	Rs.	977.31	50
Granted during the period	32,500		725		725	81
Expired / forfeited during the period	(46,700)		725-1,149		994.35	—
Surrendered by employees during the period	(90,000)		977.30-1,063.02		1,034.45	—
Exercised during the period	(77,500)		883-977.30		943.84	—

Outstanding at the end of the period	117,250		725-1,063.02		878.85	64

Exercisable at the end of the period	37,882	Rs.	725-1,063.02	Rs.	943.85	45

	Fiscal Year ended March 31, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual
Category B — Par Value Options	out of options	prices		price		life (months)
Outstanding at the beginning of the period	379,549	Rs.	5	Rs.	5	84
Granted during the period	216,860		5		5	81
Forfeited during the period	(133,304)		5		5	—
Exercised during the period	(98,121)		5		5	—

Outstanding at the end of the period	364,984		5		5	81

Exercisable at the end of the period	18,136	Rs.	5	Rs.	5	59

     The weighted average grant date fair value of options granted under the DRL 2002 Plan at fair market value during the years ended March 31, 2005 and March 31, 2006 was Rs.377.60 and Rs.293.42 respectively. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the years ended March 31, 2005 and March 31, 2006 was Rs.707.40 and Rs.705.88 respectively.
     Aurigene Discovery Technologies Limited ESOP Plan 2003. Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Aurigene Employee Plan”) to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at an exercise price as may be determined by Aurigene’s compensation committee. As of March 31, 2006, there were 528,907 stock options outstanding.
     Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan. In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Aurigene Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as may be determined by Aurigene’s compensation committee. As of March 31, 2006, there were no stock options outstanding under the Aurigene Management Plan.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major shareholders
     All of our equity shares have the same voting rights. A total of 27.55% of our equity shares is held by the following parties:
•	Dr. K. Anji Reddy (Chairman),

•	Mr. G .V. Prasad (Executive Vice Chairman and CEO),

•	Mr. Satish Reddy (Managing Director and COO),

•	Mrs. K. Samrajyam, wife of Dr. K. Anji Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and

•	Dr. Reddy’s Holdings Private Limited (a company in which Dr. K. Anji Reddy owns 40% of the equity and remainder is owned by Mr. G V Prasad, Mr. Satish Reddy and the Family Members)

     The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2006:

	Equity Shares Beneficially Owned (1)
	Number	Percentage
Name	of Shares	of Shares
Dr. K. Anji Reddy(2)	19,293,723	25.16%
Mr. G.V. Prasad	675,720	0.88%
Mr. Satish Reddy	597,916	0.78%
Family Members	558,428	0.73%
Subtotal	21,125,787	27.55%

Others/public float	55,568,783	72.45%

Total number of shares outstanding	76,694,570	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provide that shares are beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)	Dr. Reddy’s Holdings Private Limited owns 18,893,245 shares of Dr. Reddy’s Laboratories Limited. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Private Limited. The remainder is owned by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members. The entire amount beneficially owned by Dr. Reddy’s Holdings Private Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy.
     As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.
     The following shareholders held more than 5% of our equity shares as of March 31, 2006:

	March 31, 2006		March 31, 2005		March 31, 2004
				% of		% of
	No. of equity	% of equity	No. of equity	equity	No. of equity	equity
Name	shares held*	shares held	shares held*	shares held	shares held*	shares held
Dr. Reddy’s Holdings Pvt. Limited	18,893,245	24.64	17,877,730	23.36	17,461,730	22.82
Life Insurance Corporation of India	5,156,011	6.72	7,355,048	9.61	5,295,128	6.92

     As of March 31, 2006, we had 76,694,570 issued and outstanding equity shares. As of March 31, 2006, there were 50,877 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2006, 20.03% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2006 we had approximately 12,550 ADS holders on record in the United States.
     Our Board of Directors, at its meeting held on May 31, 2006, recommended the issuance of a stock dividend in the ratio of 1:1, which was approved by the shareholders in the Annual General Meeting held on July 28, 2006. The Board paid the above stock dividend on August 30, 2006 to all of our shareholders of record on August 29, 2006.
7.B. Related party transactions
     We have entered into transactions with the following related parties:
•	Diana Hotels Limited for hotel services;

•	AR Chlorides for processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Private Limited for purchase and sale of active pharmaceutical ingredients and intermediates;

•	Madras Diabetes Research Foundation for undertaking research on our behalf;

•	Dr. Reddy’s Heritage Foundation for purchase of services;

•	SR Enterprises for transportation services; and

•	Manava Seva Dharma Samvardhani Trust for social contribution to which we have made contributions.
Our directors have either a significant ownership interest, controlling interest or exercise significant influence over these entities (“significant interest entities”).
     We have also carried out transactions with our two affiliates, Perlecan Pharma Private Limited and Kunshan Rotam Reddy Pharmaceuticals Co. Limited . These transactions are in the nature of reimbursement of research and development expenses by Perlecan Pharma Private Limited and purchase of active pharmacecutical ingredients by us from Kunshan Rotam Reddy Pharmaceuticals Co. Limited. We have also entered into transactions with our employees and directors and their relatives.
     One of our former executives and U.S. general counsel, hired on July 15, 2002, is a shareholder of a law firm that we engage for provision of legal services. Legal fees paid by us to the law firm were Rs.423,137,000, Rs.468,758,000 and Rs.466,567,000 during the years ended March 31, 2004, 2005 and 2006 respectively.
     The following is a summary of significant related party transactions:

	Fiscal Year ended March 31,
	2004		2005		2006
			(thousands)
Purchases from:
Significant interest entities	Rs.	59,889	Rs.	45,239	Rs.	182,870
Affiliates		107,801		39,278		5,410

Sales to:
Significant interest entities		1,185		1,055		32,255

Lease rental paid under cancelable operating leases to:
Directors and their relatives		16,891		17,144		18,927
Administrative expenses paid to:
Significant interest entities		4,793		4,649		7,401
     We had the following amounts due from related parties:

	As of March 31,
	2005		2006
	(thousands)
Significant interest entities		—	Rs.	6,084
Directors and their relatives	Rs.	3,680		4,380
Employee loans (interest free)		18,199		7,537
Affiliates		—		234,541

	Rs.	21,879	Rs.	252,542

     We had the following amounts due to related parties:

	As of March 31,
	2005		2006
	(thousands)
Significant interest entities	Rs.	16,397	Rs.	18,958
Payable towards legal fees		123,106		131,392
Directors and their relatives		—		1,328

	Rs.	139,503	Rs.	151,678

As of March 31, 2006, the required repayments of employee loans are given below:
     Repayable in the year ending March 31:

	(thousands)
2007	Rs.	5,735
2008		1,448
2009		296
2010		58
2011		—
Thereafter		—

	Rs.	7,537

7.C. Interests of experts and counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated statements and other financial information
     The following financial statements and auditors report for fiscal 2006 are incorporated herein by reference and are included in Item 18 of this report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2005 and 2006.

•	Consolidated Statements of Operations for the years ended March 31, 2004, 2005 and 2006.

•	Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended March 31, 2004, 2005 and 2006.

•	Consolidated Statements of Cash Flow for the years ended March 31, 2004, 2005 and 2006.

•	Notes to the Consolidated Financial Statements.
Amount of Export Sales
     For the fiscal year ended March 31, 2006, our export revenues were Rs.15,994.6 million, contributing 65.9% to our total revenues.
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
     Environmental Litigation
     The Indian Council for Enviro Legal Action (the “Council”) filed a writ petition in 1989 under Article 32 of the Indian Constitution against the Union Government and others in the Supreme Court of India. Two hundred twenty five industries in and around Hyderabad, India, including four API manufacturing units belonging to us, are respondents. The Council is seeking relief in the nature of an order directing the Union and the State Government to avert pollution and compensate those affected by such pollution. The Supreme Court of India issued certain directions and sent the writ to the Andhra Pradesh High Court (the “High Court”). Presently the writ is pending before the High Court.
     We believe it will be some time before there is a resolution of this environmental litigation as a large number of industries are respondents. We believe that we have been maintaining our effluent treatment plants as per the prescribed norms and the effluents are within the limits prescribed by the environmental authorities. We will continue to upgrade our effluent treatment plants and also comply with any additional directives that may be issued from time to time by the Pollution Control Board and/or by the High Court.
     The total compensation that we have paid to date at the direction of the High Court is Rs.2,013,000. Such payments were made during fiscal years 1993, 1994, 1996, 1997, 2001 and 2004 and have been charged to our income statement in the year of payment. Such payments were made in full to the extent demanded from us by the High Court. Although the matter is still pending before the courts, in consultation with our external legal counsel in India, we consider the possibility of additional liability to be remote. We cannot estimate our loss or liability in the event that we are unsuccessful in this litigation. Even if we are discharged from this litigation, the amount already paid to the High Court will not be returned to us.
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
     In 1995, the government of India designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, we filed a statutory Form III before the government of India for the upward revision of the maximum selling price and a legal suit in the High Court challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had earlier granted an interim order in our favor, however it subsequently dismissed the case in April 2004. We filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, we appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
     During fiscal 2006, we received a notice from the government of India demanding the recovery of the price we charged for norfloxacin in excess of the maximum selling price fixed by the government of India, amounting to Rs.284.98 million including interest thereon. We filed a writ petition in the High Court challenging the government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered us to deposit 50% of the principal amount claimed by the government of India, which amounts to Rs.77.1 million. We deposited this amount with the government of India on November 14, 2005 while we await the outcome of our appeal with the Supreme Court. The next hearing date for both appeals is November 21, 2006. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that the possibility of any liability that may arise on account of interest and penalties is remote.
     In the event that we are unsuccessful in the litigation in the Supreme Court, we will be required to remit the sale proceeds in excess of the maximum selling price to the Indian government and penalties or interest, if any, the amounts of which are not readily ascertainable.
     Excise litigation
     During fiscal 2003, 2005 and 2006, the Indian Central Excise authorities (the “Authorities”) issued a total of three demand notices on one of our vendors with regard to the assessable value of the products it supplied to us, and imposed a total of approximately Rs. 435.26 million in claims and penalties against such vendor. We were named as a co-defendant in the notices given during fiscal 2003 and 2005 and, as a result, the Authorities assessed claims and penalties against us in an aggregate amount of Rs.76.50 million. We have filed appeals against these notices.
     Others
     Additionally, the Company is involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.
Dividend Policy
     In the fiscal years ended March 31, 2004, 2005 and 2006, our shareholders declared cash dividends of Rs.5, Rs.5 and Rs.5, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors.

     Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are converted by the Depositary into U.S. Dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.
8.B. Significant changes
     In April 2006, we launched, and continue to sell, generic versions of Allegra® despite the fact that litigation with Sanofi-Aventis, the holders of the patents for this branded product, is still pending. This is the only product that we have launched prior to the resolution of outstanding patent litigation. In September 2002, we filed an ANDA for fexofenadine hydrochloride tablets 30 mg, 60 mg and 180 mg with a Paragraph IV certification on all orange book patents applicable to such products. We were granted summary judgment with respect to 3 patents. Five patents remain in the litigation. in the United States District Court for the District of New Jersey. Fexofenadine hydrochloride is the AB-rated generic equivalent of Sanofi-Aventis’ Allegra®. Allegra® is indicated for the relief of symptoms associated with seasonal allergic rhinitis and for the treatment of uncomplicated skin manifestations of chronic idiopathic urticaria in adults and children 6 years of age and older.
     We launched sales of Proscar® and Zocor® as authorized generics on June 19, 2006 and June 23, 2006, respectively, pursuant to an agreement we entered into with Merck & Co., Inc. in January 2006 allowing us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covered by these products, provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequent to our entering into this agreement, the patents for both of these products expired and other companies obtained 180-day exclusivity, allowing us to launch the authorized generics products.
     The German government passed the Economic Optimization of the Pharmaceutical Care Act (“Arzneimittelversorgungs-Wirtschaftlichkeisgestz” or “AVWG”), which became effective May 1, 2006, and which is designed to contain increased pharmaceutical costs. The AVWG’s provisions include, among other things, prohibitions on the provision of free goods to pharmacists, limitations on the payment of rebates to wholesalers and pharmacists, prohibitions on price increases for generics prior to March 31, 2008, implementation of additional mandatory rebates of 10% if pharmaceutical prices are not 30% below the reference prices as published by the German government, reduction of fixed prices as of July 1, 2006, and empowering Statutory Health Insurance organizations to waive copayments by patients.
ITEM 9. THE OFFER AND LISTING
9.A. Offer and listing details
Information Regarding Price History
     The following tables set forth the price history for our shares on the Bombay Stock Exchange Limited, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE			NYSE
	Price Per Equity Share			Price Per ADS(1)
Fiscal Year
Ended March 31,	High (Rs.)	Low (Rs.)		High ($)	Low ($)
2006	1,513.00	613.00		33.34	14.91
2005	1,002.90	652.50		24.80	15.05
2004	1,470.00	808.00		33.05	17.58
2003	1,149.90	675.00		24.00	13.30
2002	1,120.00	432.00	(1)	25.64	10.04

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)
June 30, 2004	1,002.90	692.00	24.80	16.73

September 30, 2004	795.00	652.50	17.74	15.05
December 31, 2004	879.00	703.00	19.90	16.18
March 31, 2005	890.00	690.00	19.89	16.56
June 30, 2005	762.00	613.00	17.59	14.91
September 30, 2005	865.00	725.00	19.69	17.00

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)
December 31, 2005	990.00	781.50	22.20	17.61
March 31, 2006	1,513.00	950.00	33.34	21.79
June 30, 2006	1,754.00	1,158.00	38.12	24.61

	BSE				NYSE
	Price Per Equity Share				Price Per ADS
Month Ended	High (Rs.)		Low (Rs.)		High ($)		Low ($)
March 31, 2006	1,513.00		1,290.00		33.34		28.27
April 30, 2006	1,539.50		1,314.00		33.30		30.73
May 31, 2006	1,754.00		1,282.10		38.12		27.89
June 30, 2006	1,451.50		1,158.00		29.21		24.61
July 31, 2006	1,454.80		1,195.00		31.40		26.31
August 30, 2006(1)	751.50	(2)	711.70	(2)	32.11	(3)	29.76	(3)

Source: www.bseindia.com and www.adr.com, respectively.

(1)	Stock prices per share reflect a stock dividend, effective on August 30, 2006, of one equity share for each equity share held by our shareholders as of August 29, 2006.

(2)	Adjusted for stock dividend for comparision purpose.

(3)	Stock dividend and subsequent price adjustment was effective on NYSE on September 7, 2006, hence there is no adjustment effected in the ADS price at NYSE for August 2006. The prices at BSE and NYSE are not comparable as of August 30, 2006.
9.B. Plan of distribution
     Not applicable.
9.C. Markets
Markets on Which Our Shares Trade
     Our equity shares are traded on the Bombay Stock Exchange Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), or collectively, the “Indian Stock Exchanges.” Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”), under the ticker symbol “RDY.” Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001. Our shareholders approved the delisting of our shares from the Hyderabad Stock Exchange Limited, The Stock Exchange, Ahmedabad, The Madras Stock Exchange Limited, and The Calcutta Stock Exchange Association Limited at the general body meeting held on August 25, 2003.
9.D. Selling shareholders
     Not applicable.
9.E. Dilution
     Not applicable.
9.F. Expenses of the issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A. Share capital
     Not applicable.
10.B. Memorandum and articles of association
     Dr. Reddy’s Laboratories Limited was incorporated under the Indian Companies Act, 1956. We are registered with the Registrar of Companies, Andhra Pradesh, and Hyderabad, India as Company No. 4507 (Company Identification No. U85195AP1984PTC0004507). Our registered office is located at 7-1-27, Ameerpet, Hyderabad – 500 016, India and the telephone number of our registered office is +91-40-23731946. The summary of our Articles of Association and Memorandum of Association that is included in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission’s (the “SEC”) on

April 11, 2001, together with copies of the Articles of Association and Memorandum of Association that are included in our registration statement on Form F-1, are incorporated herein by reference.
     The Memorandum and Articles of Association were amended at the 17th Annual General Meeting held on September 24, 2001, 18th Annual General Meeting held on August 26, 2002 and 20th Annual General Meeting held on July 28, 2004. A full description of these amendments was given in the Form 20-F filed with the SEC on September 30, 2003 and September 30, 2004, which description is incorporated herein by reference. The Memorandum and Articles of Association were further amended at the 22nd Annual General Meeting held on July 28, 2006 to increase the authorized share capital in connection with the stock dividend that occurred on August 30, 2006.
10.C. Material contracts
     In March 2006, we entered into an agreement by which we acquired betapharm in Germany. This acquisition was completed in March 2006. The share purchase agreement is filed as Exhibit 4.3 to this Annual Report on Form 20-F.
     Other than the contracts mentioned above and other contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries is a party for the two years immediately preceding the date of this Form 20-F.
10.D. Exchange controls
     Foreign investment in Indian securities, whether in the form of foreign direct investment or in the form of portfolio investment, is governed by the Foreign Exchange Management Act, 1999, as amended (“FEMA”), and the rules, regulations and notifications issued thereunder. Set forth below is a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, including the requirements under Indian law applicable to the issuance and transfer of ADSs.
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
     The Department of Industrial Policy and Promotion, a part of the Ministry of Commerce and Industry, issued detailed guidelines in January 1997 for consideration of foreign direct investment proposals by the Foreign Investment Promotion Board (the “Guidelines”). The basic objective of the Guidelines is to improve the transparency and objectivity of the Foreign Investment Promotion Board’s consideration of proposals. However, since these are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the Foreign Investment Promotion Board or with respect to any decision taken by the government of India in cases involving foreign direct investment.
     Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In February 2000, the Department of Industrial Policy and Promotion issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the Foreign Investment Promotion Board and, in certain cases, without prior permission of the RBI. Over a period of time, the government of India has relaxed the restrictions on foreign investment, including the revision of the investment cap to 26% in the insurance sector and 74% subject to RBI guidelines for setting up branches / subsidiaries of foreign banks in the private banking sector.
     In May 1994, the government of India announced that purchases by foreign investors of ADSs, as evidenced by ADRs, and foreign currency convertible bonds of Indian companies would be treated as foreign direct investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the Foreign Investment Promotion Board.
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

Portfolio Investment Scheme
     Investments by persons of Indian nationality or origin residing outside of India (also known as non-resident Indians or “NRIs”) or registered Foreign Institutional Investors (“FIIs”) made through a stock exchange are known as portfolio investments (“Portfolio Investments”).
     Portfolio Investments by NRIs
     A variety of methods for investing in shares of Indian companies are available to NRIs. These methods allow non-resident Indians to make portfolio investments in existing shares and other securities of Indian companies on a basis not generally available to other foreign investors.
     The RBI no longer recognizes overseas corporate bodies (“OCBs”) as an eligible class of investment vehicle under various circumstances under the RBI’s foreign exchange regulations.
     Portfolio Investments by FIIs
     In September 1992, the government of India issued guidelines that enable FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all of the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India (“SEBI”), and a general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. Together, the initial registration and the RBI’s general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell unrestricted securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) participate in rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, interest income and any other compensation received pursuant to rights offerings of shares. The current policy with respect to purchase or sale of securities of an Indian company by an FII is in Schedule 2 and Regulation 5(2) of the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000.
     Ownership restrictions
     The SEBI and the RBI regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as “foreign portfolio investors.” Under current Indian law, foreign institutional investors in the aggregate may hold not more than 24.0% of the equity shares of an Indian company, and non-resident Indians in the aggregate may hold not more than 10.0% of the shares of an Indian company through portfolio investments. The 24.0% limit referred to above can be increased to sectoral cap/statutory limits as applicable if a resolution is passed by the board of directors of the company followed by a special resolution passed by the shareholders of the company to that effect. The 10.0% limit referred to above may be increased to 24.0% if the shareholders of the company pass a special resolution to that effect. No single foreign institutional investor may hold more than 10.0% of the shares of an Indian company and no single non-resident Indian may hold more than 5.0% of the shares of an Indian company.
     In our case, our shareholders have passed a resolution enhancing the limits of portfolio investment by foreign institutional investors in the aggregate to 49%. Non-resident Indians in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments. Holders of ADSs are not subject to the rules governing FIIs unless they convert their ADSs to equity shares. As of March 31, 2006, FII’s held 28.46% of our equity shares.
     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Code”), upon the acquisition of more than 5%, 10%, 14%, 54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer is required to disclose the aggregate of his shareholding or voting rights in that target company to such company. The target company and the acquirer are required to notify all of the stock exchanges on which the shares of such company are listed. For these purposes, an “acquirer” means any person or entity who, directly or indirectly, either alone or acting in concert with any other person or entity, acquires or agrees to acquire shares or voting rights in, or control over, a target company.
     A person or entity who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his, her or its holdings to that company, which in turn is required to disclose the same to each of the stock exchanges on which the company’s shares are listed. A holder of our ADSs would be subject to these notification requirements.

     Upon the acquisition of 15% or more of such shares or voting rights, or upon acquiring control of the company, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights (or where the company concerned has obtained the initial listing of shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the Securities Contracts (Regulations) Rules 1957, less than 90% of the shares or voting right of the company)also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in the target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with guidelines or regulations regarding delisting of securities specified by SEBI.
     Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption to holders of ADSs from the requirements of making a public announcement for a tender offer. This exemption will apply to a holder of ADSs so long as he or she does not convert the ADSs into the underlying equity shares.
     We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a person or entity acquires or agrees to acquire 5% or more of the voting rights of our equity shares, the purchaser shall report its holding to us and we must, in accordance with the provisions of the Takeover Code, report its holding to the relevant stock exchanges.
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
     Subsequent transfer of shares
     A person resident outside India holding the shares or debentures of an Indian company may transfer the shares or debentures so held by him, in compliance with the conditions specified in the relevant Schedule of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 as follows:
(i)	A person resident outside India, not being a non-resident Indian (“NRI”) or an overseas corporate body (“OCB”), may transfer by way of sale or gift the shares or convertible debentures held by him or it to any person resident outside India;

(ii)	A non-resident Indian may transfer by way of sale or gift, the shares or convertible debentures held by him or it to another non-resident Indian only;
provided that the person to whom the shares are being transferred pursuant to clauses (i) or (ii) has obtained prior permission of the government of India to acquire the shares if he has a previous venture or tie up in India through an investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name called in the same field or allied field in which the Indian company whose shares are being transferred is engaged.
Provided further that the restriction in clauses (i) and (ii) shall not apply to the transfer of shares to international financial institutions such as Asian Development Bank (“ADB”), International Finance Corporation (“IFC”), Commonwealth Development Corporation (“CDC”), Deutsche Entwicklungs Gesselschaft (“DEG”) and transfer of shares of an Indian company engaged in the Information Technology sector.

(iii)	A person resident outside India holding the shares or convertible debentures of an Indian company in accordance with the said Regulations, (a) may transfer the same to a person resident in India by way of gift; or (b) may sell the same on a recognized Stock Exchange in India through a registered broker.
     Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents (other than OCBs) were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian company, no prior approval of either the RBI or the government of India is required, as long as certain conditions are met.

     ADS guidelines
     Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”), as modified from time to time, promulgated by the government of India. The 1993 Scheme is in addition but without prejudice to the other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Scheme also affords to holders of the ADSs the benefits of Section 115AC of the Income Tax Act, 1961 for purpose of the application of Indian tax laws. In March 2001, the RBI issued a notification permitting, subject to certain conditions, two-way fungibility of ADSs. This notification provides that ADSs converted into Indian shares can be converted back into ADSs, subject to compliance with certain requirements and the limits of sectoral caps.
     Fungibility of ADSs
     A registered broker in India can purchase shares of an Indian company that has issued ADSs, on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:
(i)	the shares are purchased on a recognized stock exchange;

(ii)	the shares are purchased with the permission of the Custodian to the ADS offering of the Indian company and are deposited with the Custodian;

(iii)	The custodian has been authorized to accept shares from non-resident investors for reissuance of ADSs;

(iv)	the shares purchased for conversion into ADSs do not exceed the number of shares that were released by the Custodian pursuant to conversions of ADSs into equity shares under the Depositary Agreement; and

(v)	a non-resident investor, broker, the Custodian and the Depository comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the related guidelines issued by the Central Government from time to time.
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
10.E. Taxation
Indian Taxation
     General. The following summary is based on the law and practice of the Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 (the “Scheme”), as amended on January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.
     We believe this information is materially complete as of the date hereof. However, this summary is not intended to constitute an authoritative analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Each prospective investor should consult tax advisors with respect to taxation in India or their respective locations on acquisition, ownership or disposing of equity shares or ADSs.
     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:
•	a period or periods of at least 182 days; or

•	at least 60 days and, within the four preceding fiscal years has been in India for a period or periods amounting to at least 365 days.
     The period of 60 days referred to above shall be read as 182 days in case of a citizen of India or a Person of Indian Origin living outside India who is visiting India.
     A company is a resident of India under the Income-tax Act if it is formed or registered in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.
     Taxation of Distributions.
     a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 14.02%, including applicable surcharges and the special levy called the “education cess”, on the total amount it distributes, declares or pays as a dividend.
     b) Any distributions of additional ADSs or equity shares by way of bonus shares (i.e., stock dividends) to resident or non-resident holders will not be subject to Indian tax.
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
     Capital gains are taxed as follows:
•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharge and education cess.

•	long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, plus the applicable surcharge and education cess; and short-term capital gains on such transfer will be taxed at the maximum marginal rate of tax applicable to the seller, plus the applicable surcharge and education cess, if the sale of such equity shares is settled outside of a recognized stock exchange in India;

•	long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax and any short term capital gain is taxed at 10%, plus the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and securities transaction tax (“STT”) is paid on such sale. The rate of surcharge in the case of individuals whose taxable income is greater than Rs.1,000,000 is 10%; and

•	short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of (i) 41.82%, including the prevailing surcharge and education cess, in case of foreign companies and (ii) 10%, in the case of resident employees or non-resident individuals. An additional surcharge of 10% will be charged if the aggregate taxable income of an individual exceeds Rs.1,000,000 during the relevant fiscal year. An education cess of 2% will be charged on tax and surcharge.
     As per Section 10(38) of the Income-tax Act, long term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India and on which sale the STT has been paid are exempt from Indian tax.

     As per Section 111A of the Income-tax Act, short term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India are subject to tax at a rate of 10.2% including education cess but excluding the applicable surcharge
     Purchase or sale of equity shares of a company listed on a recognized stock exchange in India is subject to a security transaction tax of 0.1% (0.125% from June 1, 2006)of the transaction value for any delivery based transaction and 0.02%(0.025% from June 1, 2006) for any non-delivery based transaction.
     The applicable provisions of the Income Tax Act, 1961 in the case of non-residents, may offset the above taxes, except the STT. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.
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
     Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding the taxation of ADS in their country of residence.

     Gift Tax and Estate Duty. Currently, there are no gift taxes or estate duties. These taxes and duties could be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.
     Service Tax. Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.24%. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.
United States Federal Taxation
     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any state thereof or the District of Columbia, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his own tax advisor.
     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this Annual Report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. Federal, state, local and non-U.S. tax consequences of acquiring, owning or disposing of equity shares or ADSs.
     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs.
     Dividends. Except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.
     Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes and certain holding period requirements are met. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year. The ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on the New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. Absent congressional action to extend these rules, the reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.
     Subject to certain conditions and limitations, any Indian withholding tax imposed upon to a U.S. holder with respect to distributions on ADSs or equity shares should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or equity shares will be income from sources outside the United States, and, for tax years beginning before January 1, 2007, will generally be “passive income” or “financial services income,” and for tax years beginning after December 31, 2006, will generally be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder.
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
     Sale or exchange of equity shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation—Indian Taxation—Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.
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
     Backup withholding tax and information reporting requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder establishes that he, she or it is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.
     Passive foreign investment company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:
•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.
     We do not believe that we will be treated as a passive foreign investment company for the current taxable year. Since this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:
•	pay an interest charge together with tax calculated at ordinary income rates (which may be higher than the ordinary income rates that otherwise apply to U.S. holders) on “excess distributions,” as the term is defined in relevant provisions of the U.S. tax laws, and on any gain on a sale or other disposition of ADSs or equity shares;

•	if a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable stock” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.
If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the “qualified electing fund” election.
The above summary is not intended to constitute a complete analysis of all tax consequences relating to the ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences to you based on your particular situation.
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
Foreign Exchange Rate Risk
     We use the Indian rupee as our reporting currency and we are therefore exposed to foreign exchange movements, primarily in U.S. dollars, Euros, Pounds sterling, Russian rubles, Brazilian real and Asian currencies. Consequently, we enter into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments, liabilities and anticipated transactions. We use forward contracts and foreign currency option contracts to hedge firm and anticipated net revenues in foreign currencies.
     A significant portion of our revenues are in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between Indian rupees and U.S. dollars has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of Indian rupees against U.S. dollars can adversely affect our results of operations.
     We purchase forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. The forward contracts typically mature between one and six months. The Indian market for U.S. dollar forward contract is well traded up to 12 months. The counter parties for our exchange contracts are banks and counter party risk is minimal. Although we believe that these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective pursuant to SFAS No. 133, is marked to market with resultant differences being recognized in the consolidated income statement.
     The following table sets forth sell U.S. dollars/Indian rupees foreign currency forward contracts held by us as of March 31, 2006 by maturity month of the contracts:

Description	Apr-06	May-06	June-06	July-06	Aug-06	Total
Contracts outstanding (U.S.$ million)	40	30	20	5	10	105
Average contractual exchange rate (U.S.$/Rs.)	44.4569	44.192	44.9405	44.5775	44.9713

     The following table sets forth buy U.S. dollars/Indian rupees foreign currency forward contracts held by us as of March 31, 2006 by maturity month of the contracts:

Description	Apr-06	May-06	June-06	Total
Contracts Outstanding (U.S.$ million)	49.5	25	5	79.5
Average Contractual Exchange Rate (U.S.$/Rs,)	44.8722	46.5119	46.45

     The following table sets forth sell Euro/U.S. dollars foreign currency forward contracts held by us as of March 31, 2006 by maturity month of the contracts:

Description	June-06
Contracts Outstanding ( € million)	36
Average Contractual Exchange Rate ( € /U.S.$)	1.22134

     As of March 31, 2006, the spot exchange rate was Rs.44.615 per U.S. dollar. For each of the U.S. dollars/Indian rupees and Euro/ U.S. dollars options, the strike price depends on the spot exchange rate on the date of expiration of the option.
     Increase/(decrease) in fair value of forward contracts and options has been recorded in the consolidated income statement in the foreign exchange (gain)/loss line item.
Sensitivity analysis of exchange rate risk
     A Rs.1 decrease/increase in the spot rate for exchange of Indian rupees with U.S. dollars would result in approximately Rs.25.5 million decrease/increase in the fair value of our short U.S. dollars/Indian rupees currency forward contracts outstanding as of March 31, 2006.
     A U.S.$0.01 decrease/increase in the spot rate for exchange of U.S. dollars with Euro would result in approximately Rs.16.2 million decrease/increase in the fair value of our short Euro/U.S.$ currency forward contracts outstanding as of March 31, 2006.
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
Interest Rate Risk
     As of March 31, 2006 we had a loan of €400 million at an interest rate of 1-month Euribor plus 150 basis points. This exposes us to risk of changes in interest rates, particularly Euribor. Our investments in bank fixed deposits and short-term liquid mutual funds do not expose us to significant interest rate risk.

Amount of Long Term Loans as at March 31,
	2006			2005			2004
Rupee Term Loans*	Rs.	25.1	million	Rs.	31.1	million	Rs.	183.7	million
Foreign Currency Loans		€400	million		—			—

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     Interest Rate Profile. An interest rate profile of long-term debt is given below:

	For the Fiscal Year Ended March 31,
	2006	2005	2004
Foreign Currency Loans	1-month Euribor + 150 bps	—	—
Rupee Term Loans*	2%	2%	2%

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     As of March 31, 2006, we have not entered into any derivative financial instruments to hedge our interest rate risk.
     Maturity Profile.
A maturity profile of rupee term loans outstanding is as follows:

	Rupee Term Loans	Foreign Currency Loans
Maturing in Year ending March 31,	(Rs.in Thousands)	(Euro in Thousands)
2007	5,920	16,667
2008	5,920	66,667
2009	5,920	66,666
2010	5,920	116,667
Thereafter	1,465	133,333

	25,145	400,000

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
     We have a written treasury policy, and we do regular reconciliations of our positions with our counter-parties. In addition, audits of the treasury function are performed at regular intervals.
Counter-Party Risk
     Counter-party risk encompasses settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties and does not have any significant grouping of exposures to financial sector or country risk.
Derivative financial instruments
     The contract or underlying principal amount of derivative financial instruments (in millions) at March 31, 2005 and 2006 are set forth by currency in the table below:

	For the Fiscal Year Ended March 31,
	2006			2005
	U.S. $	EURO	Rs.	U.S. $	GBP	Rs.
	million	million	million	million	million	million

Currency related instruments
Forward foreign exchange rate contracts (sell)	105	36	—	30	2	—
Forward foreign exchange rate contracts (buy)	79.5	—	—	40	—	—
Over the counter currency options	—	—	—			—

Currency related derivatives	184.5	36	—	70	2	—

Interest rate related instruments
Interest rate swaps	—	—	—	—	—	—
Forward rate agreements	—	—	—	—	—	—
Interest rate options	—	—	—	—	—	—
Interest rate related derivatives	—	—	—	—	—	—

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Modification in the rights of security holders
     None.
Use of Proceeds
     On April 11, 2001, we completed our initial U.S. public offering (“U.S. IPO”), of 13,225,000 American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), representing 6,612,500 equity shares of par value Rs.10 per share (including the exercise of the underwriters over allotment option consisting of 1,725,000 ADSs representing 862,500 equity shares) at a public offering price of U.S.$10.04 per ADS pursuant to a registration statement filed on Form F-1 (File No. 333-13310) with the SEC.
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
     The proceeds of the offering were utilized during fiscal 2004 as follows:

Amount in
Particulars	U.S.$ million
Loan to wholly owned subsidiary and a step down subsidiary	5.0
Payment of contingent consideration in relation to acquisition of BMS Laboratories Limited	0.2
Total utilization during the year	5.2

     The proceeds of the offering were utilized during fiscal 2005 as follows:

Amount in
Particulars	U.S.$ million
Expenses	0.7
Loan to an affiliate	0.9
Total utilization during the year	1.6

     The proceeds of the offering were utilized during fiscal 2006 as follows:

Amount in
Particulars	U.S.$ million
Acquisition of Falcon from Roche in Mexico	35.5
Total utilization during the year	35.5

     As a result, the balance of the funds raised through the ADSs were fully utilized during fiscal 2006.

ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls And Procedures
     As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).
     Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2006, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
     Our executive management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. As defined by the SEC, internal control over financial reporting is a process designed under the supervision of company’s principal executive and principal financial officers, and effected by company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States.
     Our internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Our management’s assessment of the effectiveness of our internal control over financial reporting excludes the evaluation of the internal controls over financial reporting of Falcon, which was acquired on December 30, 2005, and over financial reporting of betapharm which was acquired on March 3, 2006 associated with total assets of Rs.38,999 million and total revenue of Rs.998 million included in our consolidated financial statements as of and for the year ended March 31, 2006.
     Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2006.
     KPMG India, independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 20-F and, as part of their audit, has issued their report, included herein, on (1) our management’s assessment of the effectiveness of our internal control over financial reporting and (2) the effectiveness of our internal control over financial reporting as of March 31, 2006.
(c) Attestation Report of the Registered Public Accounting Firm.
The following is the attestation report we received from KPMG on management’s assessment of our internal control over financial reporting.
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) maintained effective internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Dr. Reddy’s Laboratories Limited acquired Industrias Quimicas Falcon De Mexico S.A.de.C.V. (“Falcon”) and beta Holdings GmbH (“betapharm”) during the year ended March 31, 2006, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006, Falcon’s and betapharm’s internal control over financial reporting associated with total assets of Rs.38,999 million and total revenues of Rs.998 million included in the consolidated financial statements of the Company as of and for the year ended March 31, 2006. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Falcon and betapharm.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2006, and our report dated May 31, 2006, expressed an unqualified opinion on those consolidated financial statements.
KPMG
Hyderabad, India
May 31, 2006
(d) Changes in Internal Control over Financial Reporting
     During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Audit Committee is composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. As of March 31, 2006, no member of our audit committee met the requirements to be an audit committee financial expert under the SEC definition. We believe that the combined knowledge, skills and experience of the Board of Directors and their authority to engage outside experts as they deem appropriate to provide them with advice on the matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.
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
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth for the fiscal years ended March 31, 2005 and March 31, 2006, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

Type of Service	Fiscal Year Ended				Description of Services
	March 31, 2005		March 31, 2006
	(Rs. in millions)
Audit Fees	Rs.	8.58	Rs.	30.71	Audit of the financial statements and review of statutory filings
Audit-Related Fees		7.05		—	Services rendered in connection with the review of Sarbanes-Oxley documentation related to certification
Tax Fees		0.22		0.60	—
All Other Fees		0.17		0.05	Statutory certifications, other certifications and advisory services

Total	Rs.	16.02	Rs.	31.36

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
ITEM 16.E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     During fiscal 2006, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statement and auditors report for fiscal 2006 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2005 and 2006.

•	Consolidated Statements of Operations for the years ended March 31, 2004, 2005 and 2006.

•	Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended March 31, 2004, 2005 and 2006.

•	Consolidated Statements of Cash flows for the years ended March 31, 2004, 2005 and 2006.

•	Notes to the Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited
We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 31, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
This report includes an explanatory paragraph stating that management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006, Industrias Quimicas Falcon De Mexico S.A.de.C.V. and beta Holdings GmbH’s internal control over financial reporting associated with total assets of Rs.38,999 million as of March 31, 2006 and total revenue of Rs.998 million for the year ended March 31, 2006.
KPMG
Hyderabad, India
May 31, 2006

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,
	2005		2006		2006
					Convenience
					translation into U.S.$
					(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	9,287,864	Rs.	3,712,637	U.S.$	83,468
Investment securities		310,887		14,703		331
Restricted cash		57,866		1,606,245		36,112
Accounts receivable, net of allowances		3,587,289		4,801,794		107,954
Inventories		3,499,606		6,894,712		155,007
Deferred income taxes and deferred charges		236,931		173,750		3,906
Due from related parties		10,812		246,360		5,539
Other current assets		1,361,578		2,639,818		59,348

Total current assets		18,352,833		20,090,019		451,664

Property, plant and equipment, net		7,058,308		9,086,331		204,279
Due from related parties		11,067		6,182		139
Investment securities		995,431		1,090,202		24,510
Investment in affiliates		180,894		132,659		2,982
Goodwill		1,561,499		16,634,509		373,977
Intangible assets, net		1,026,882		17,034,555		382,971
Restricted cash		—		4,468,840		100,469
Other assets		101,446		224,772		5,053

Total assets	Rs.	29,288,360	Rs.	68,768,069	U.S.$	1,546,045

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks		2,796,330		9,132,462		205,316
Current portion of long-term debt		5,920		925,761		20,813
Trade accounts payable		1,415,648		3,639,217		81,817
Due to related parties		139,503		151,678		3,410
Accrued expenses		2,375,087		3,083,120		69,315
Other current liabilities		849,434		1,812,623		40,751

Total current liabilities		7,581,922		18,744,861		421,422

Long-term debt, excluding current portion		25,145		20,937,132		470,709
Deferred revenue		58,255		56,466		1,269
Deferred income taxes		551,789		6,346,174		142,675
Other liabilities		118,090		411,703		9,256

Total liabilities	Rs.	8,335,201	Rs.	46,496,336	U.S.$	1,045,331

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,518,949 shares and 76,694,570 shares as of March 31, 2005 and 2006 respectively		382,595		383,473		8,621
Additional paid-in capital		10,089,152		10,261,783		230,706
Equity options outstanding		400,749		463,128		10,412
Retained earnings		10,009,305		11,201,794		251,839
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(110)
Accumulated other comprehensive income		76,240		(33,563)		(755)

Total stockholders’ equity		20,953,159		22,271,733		500,713

Total liabilities and stockholders’ equity	Rs.	29,288,360	Rs.	68,768,069	U.S.$	1,546,045

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	For the Years ended March 31,
	2004		2005		2006		2006
							Convenience
							translation into
							U.S.$
							(unaudited)
Revenues:

Product sales, net of allowances for sales returns (includes excise duties of Rs.870,079, Rs.815,007, and Rs.1,153,273 for the years ended March 31, 2004, 2005 and 2006 respectively)	Rs.	20,081,249	Rs.	19,126,188	Rs.	24,077,209	U.S.$	541,304
Service income		22,273		47,441		142,317		3,200
License fees		—		345,737		47,521		1,068

		20,103,522		19,519,366		24,267,047		545,572
Cost of revenues		9,337,255		9,385,820		12,417,413		279,168

Gross profit		10,766,267		10,133,546		11,849,634		266,404
Operating expenses:
Selling, general and administrative expenses		6,542,501		6,774,563		8,028,884		180,505
Research and development expenses, net		1,991,629		2,803,311		2,152,950		48,403
Amortization expenses		382,857		349,991		419,867		9,439
Foreign exchange (gain)/loss		(282,419)		488,819		126,342		2,840
Other operating (income)/expenses, net		83,208		5,969		(320,361)		(7,202)

Total operating expenses:		8,717,776		10,422,653		10,407,682		233,988

Operating income/(loss)		2,048,491		(289,107)		1,441,952		32,418
Equity in loss of affiliates		(44,362)		(58,101)		(88,235)		(1,984)
Other income, net		535,909		454,237		533,606		11,997

Income before income taxes and minority interest		2,540,038		107,029		1,887,323		42,431
Income taxes (expense)/benefit		(69,249)		94,277		(258,390)		(5,809)
Minority interest		3,364		9,942		(76)		(2)

Net income	Rs.	2,474,153	Rs.	211,248	Rs.	1,628,857	U.S.$	36,620

Earnings per equity share
Basic		32.34		2.76		21.28		0.48
Diluted		32.32		2.76		21.24		0.48
Weighted average number of equity shares used in computing earnings per equity share
Basic		76,513,764		76,518,949		76,546,658		76,546,658
Diluted		76,549,598		76,559,801		76,701,923		76,701,923
See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
For the fiscal years ended March 31, 2004, 2005 and 2006
(in thousands, except share data)

										Equity Shares held
	Equity Shares									by a Controlled Trust
								Accumulated
				Additional				Other
	No. of			Paid In		Comprehensive		Comprehensive		No. of
	shares	Amount		Capital		Income		Income		shares	Amount
Balance as of March 31, 2003	76,515,948	Rs.	382,580	Rs.	10,085,004			Rs.	46,328	41,400		(4,882)

Issuance of equity shares on exercise of options	3,001		15		4,148		—		—	—		—
Dividends	—		—		—		—		—	—		—
Comprehensive income	—		—		—		—		—	—		—
Net income	—		—		—	Rs.	2,474,153		—	—		—
Translation adjustment	—		—		—		24,725		24,725	—		—
Unrealized gain on investments, net of tax	—		—		—		15,020		15,020	—		—

Comprehensive income	—		—		—	Rs.	2,513,898		—	—		—

Stock based compensation	—		—		—				—	—		—

Balance as of March 31, 2004	76,518,949	Rs.	382,595	Rs.	10,089,152		—	Rs.	86,073	41,400	Rs.	(4,882)
Dividends	—
Comprehensive income	—		—		—		—		—	—		—
Net income	—					Rs.	211,248
Translation adjustment	—		—		—		13,512		13,512	—
Unrealized loss on investments, net of tax	—		—		—		(23,345)		(23,345)	—

Comprehensive income	—		—		—	Rs.	201,415		—	—		—

Stock based compensation	—		—		—		—		—	—		—

Balance as of March 31, 2005	76,518,949	Rs.	382,595	Rs.	10,089,152			Rs.	76,240	41,400	Rs.	(4,882)

Issuance of equity shares on exercise of options	175,621		878		172,631		—		—	—		—
Dividend	—		—		—		—		—	—		—
Comprehensive income	—		—		—				—	—		—
Net income	—		—		—	Rs.	1,628,857		—	—		—
Translation adjustment	—		—		—		11,041		11,041	—		—
Unrealized loss on investments, net of tax	—		—		—		(120,844)		(120,844)	—		—

Comprehensive income	—		—		—	Rs.	1,519,054		—	—		—

Stock based compensation
Balance as of March 31, 2006	76,694,570	Rs.	383,473	Rs.	10,261,783			Rs.	(33,563)	41,400	Rs.	(4,882)

Convenience translation into U.S.$ (unaudited)		U.S.$	8,621	U.S.$	230,706			U.S.$	(755)		U.S.$	(110)

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
For the fiscal years ended March 31, 2004, 2005 and 2006
(in thousands, except share data)
[Continued from above table, first column(s) repeated]

	Equity –				Total
	Options		Retained		Stockholders’
	Outstanding		Earnings		Equity
Balance as of March 31, 2003	Rs.	135,694	Rs.	8,187,117	Rs.	18,831,841

Issuance of equity shares on exercise of options		(1,123)				3,040
Dividends		—		(431,598)		(431,598)
Comprehensive income		—		—		—
Net income		—		2,474,153		2,474,153
Translation adjustment		—		—		24,725
Unrealized gain on investments, net of tax		—		—		15,020
Comprehensive income		—		—		—
Stock based compensation		122,177		—		122,177

Balance as of March 31, 2004	Rs.	256,748	Rs.	10,229,672	Rs.	21,039,358
Dividends				(431,615)		(431,615)
Comprehensive income		—		—
Net income				211,248		211,248
Translation adjustment		—		—		13,512
Unrealized loss on investments, net of tax		—		—		(23,345)
Comprehensive income		—		—		—
Stock based compensation		144,001		—		144,001

Balance as of March 31, 2005	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159
Issuance of equity shares on exercise of options		(99,870)				73,639
Dividend paid		—		(436,368)		(436,368)
Comprehensive income		—		—		—
Net income				1,628,857		1,628,857
Translation adjustment		—		—		11,041
Unrealized loss on investments, net of tax		—		—		(120,844)
Comprehensive income		—		—		—
Stock based compensation		162,249				162,249
Balance as of March 31, 2006	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733

Convenience translation into U.S.$ (unaudited)	U.S.$	10,412	U.S.$	251,839	U.S.$	500,713

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

			For the year ended March 31,
	2004		2005		2006		2006
							Convenience
							translation into
							U.S.$
							(unaudited)
Cash flows from operating activities:
Net income	Rs.	2,474,153	Rs.	211,248	Rs.	1,628,857	U.S.$	36,620
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax benefit		(134,867)		(95,580)		(55,157)		(1,240)
(Gain) / loss on sale of available for sale securities, net		(24,786)		(64,997)		3,924		88
Depreciation and amortization		1,128,453		1,309,290		1,567,090		35,231
In-process research and development expensed		—		277,343		—		—
Loss/(gain) on sale of property, plant and equipment		29,319		(1,810)		(320,361)		(7,202)
Provision for doubtful accounts receivable		19,871		79,442		33,629		756
Allowance for sales returns		169,511		105,245		239,462		5,384
Inventory write-downs		31,898		52,692		100,783		2,266
Equity in loss of affiliates		44,362		58,101		88,235		1,984
Unrealized exchange (gain)/loss		(109,602)		105,227		67,650		1,521
Stock based compensation		122,177		144,001		162,249		3,648
Loss on sale of subsidiary interest		58,473		8,122		—		—
Minority interest		(3,364)		(9,942)		76		2
Changes in operating assets and liabilities:
Accounts receivable		(379,413)		77,368		(781,607)		(17,572)
Inventories		(335,092)		(514,187)		(1,851,724)		(41,630)
Other assets		(276,467)		142,486		(1,123,076)		(25,249)
Due to / from related parties, net		148,576		(40,249)		15,223		342
Trade accounts payable		690,182		(763,523)		1,511,074		33,972
Accrued expenses		510,768		1,094,768		243,625		5,477
Deferred revenue		—		(247,604)		(16,277)		(366)
Taxes payable		(115,375)		42,513		84,794		1,906
Other liabilities		(49,547)		321,657		44,684		1,005

Net cash provided by operating activities		3,999,230		2,291,611		1,643,153		36,941

Cash flows from investing activities:
Restricted cash		(67,221)		49,304		(6,017,219)		(135,279)
Expenditure on property, plant and equipment		(2,415,638)		(1,749,172)		(1,873,268)		(42,115)
Proceeds from sale of property, plant and equipment		33,558		44,673		691,273		15,541
Investment in affiliate		(63,238)		(49,935)		(100,800)		(2,266)
Purchase of investment securities		(13,178,735)		(10,226,471)		(5,074,184)		(114,078)
Proceeds from sale of investment securities		9,167,150		13,079,463		5,274,899		118,590
Expenditure on intangible assets		(105)		(8,299)		(41,517)		(933)
Cash paid towards contingent consideration		—		—		(114,244)		(2,568)
Proceeds from sale of subsidiary		81,464		29,000		—		—
Cash paid for acquisition, net of cash acquired		(63,290)		(535,665)		(27,269,382)		(613,071)

Net cash provided by / (used in) in investing activities		(6,506,055)		632,898		(34,524,442)		(776,179)

Cash flows from financing activities:
Proceeds from issuance of equity		3,040		—		73,639		1,656
Proceeds from issuance of equity, in subsidiary		2,435		—		—		—
Purchase of treasury stock		(115,990)		—		—		—
Proceeds from borrowing from banks, net		177,071		2,520,409		6,322,206		142,136
Proceeds from issuance from long-term debt		—		—		21,598,301		485,573
Repayment of long-term debt		(11,072)		(157,476)		(6,577)		(148)
Debt issuance costs		—		—		(340,243)		(7,649)
Dividends		(431,598)		(431,615)		(436,368)		(9,810)

Net cash provided by/(used in) financing activities		(376,114)		1,931,318		27,210,958		611,757

Effect of exchange rate changes on cash and cash equivalents		(14,224)		55,802		95,104		2,138

Net increase / (decrease) in cash and cash equivalents during the year		(2,897,163)		4,911,629		(5,575,227)		(125,342)
Cash and cash equivalents at the beginning of the year		7,273,398		4,376,235		9,287,864		208,810

Cash and cash equivalents at the end of the year	Rs.	4,376,235	Rs.	9,287,864	Rs.	3,712,637		U.S.$83,468

See accompanying notes to the consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

			Year ended March 31,
	2004		2005		2006		2006
							Convenience
							translation into
							U.S.$
							(unaudited)
Supplemental disclosures:
Cash paid for:
Interest	Rs.	11,234	Rs.	98,337	Rs.	225,284	U.S.$	5,065
Income taxes		425,144		—		223,000		5,013
Supplemental schedule of non-cash investing activities:

Property, plant and equipment purchased on credit during the year		36,710		22,827		54,276		1,220
Property, plant and equipment purchased under capital lease		—		—		222,701		5,007
Treasury stock issued on acquisition of minority interest including compensation cost		115,990		—		—		—

Promissory notes issued on acquisition		—		—		209,456		4,708
See accompanying notes to the consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
1. Overview
     Dr. Reddy’s Laboratories Limited (“DRL”) together with its subsidiaries (collectively, the “Company”) is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, custom pharmaceutical services, critical care and biotechnology, and drug discovery. The Company’s principal research and development and manufacturing facilities are located in Andhra Pradesh , India and Cuernavaca-Cuautla, Mexico with principal marketing facilities in India, Russia, the United States, the United Kingdom ,Brazil and Germany. The Company’s shares trade on several stock exchanges in India and, since April 11, 2001, on the New York Stock Exchange in the United States. As of March 31, 2006, the list of subsidiaries is as follows:

▪	DRL Investments Limited (“DRL Investments”)

▪	Reddy Pharmaceuticals Hong Kong Limited (“RPHL”)

▪	Reddy Antilles N.V. (“RANV”)

▪	Reddy US Therapeutics Inc. (“Reddy US”)

▪	Dr. Reddy’s Laboratories Inc. (“DRLI”)

▪	Dr. Reddy’s Farmaceutica Do Brazil Ltda. (“DRFBL”)

▪	Aurigene Discovery Technologies Limited (“ADTL”)

▪	Dr. Reddy’s Laboratories (EU) Limited (“DRL EU”)

▪	Dr. Reddy’s Laboratories (Proprietary) Limited (“DRSA”)

▪	Reddy Pharmaceuticals, Inc. USA (“RPI”)

▪	Reddy Holding GmbH (“RHG”)

▪	beta Healthcare GmbH & Co KG (“Beta KG”)

▪	beta Healthcare Solutions GmbH (“Beta HSG”)

▪	OOO Dr. Reddy’s Laboratories Limited, Russia (“OOO DRL”)
▪	OOO JV Reddy Biomed Limited (“Reddy Biomed “ or “RBL”)

▪	Reddy Netherlands B.V. (“RNBV”)

▪	Reddy Cheminor SA (“RCSA”)

▪	Aurigene Discovery Technologies Inc. (“ADTI”)

▪	Dr. Reddy’s Laboratories (U.K.) Limited (“DRL U.K.”)

▪	Cheminor Investment Limited (“CIL”)

▪	Dr. Reddy’s Bio-sciences Limited (“RBSL”)

▪	Trigenesis Therapeutics Inc. (“Trigenesis”)

▪	Industrias Quimicas Falcon De Mexico S.A.de.C.V. (“FALCON”)

▪	beta Healthcare Verwaltungs GmbH (“Beta HVG”)

▪	beta Holding GmbH (“Beta HG”)

▪	betapharm Arzneimittel GmbH (“Beta AG”)

▪	beta institut fur sozialmedizinische Forschung und Entwicklung GmbH (“Beta IG”)

▪	Lacock Holdings Limited (“LHL”)

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
b) Functional currency
     The functional currency of the Company is the Indian rupee, being the currency of the primary economic environment in which the Company operates. The functional currencies of the subsidiaries have been determined as follows based on an individual and collective evaluation of economic factors described in Statement of Financial Accounting Standards (“SFAS”) SFAS 52, “Foreign currency translation”:

Name of the Subsidiary	Functional Currency
DRL Investments, RPHL, RANV, DRLI, DRFBL, ADTL, DRSA, RPI, OOO DRL, RBL, RNBV, RCSA, CIL, RBSL, Trigenesis	Indian Rupee

Reddy US and ADTI	U.S. Dollar

DRL EU and DRL U.K.	Pound Sterling

FALCON	Mexican Peso

RHG, Beta KG, Beta HSG, Beta HG, Beta AG, Beta HVG, Beta IG and LHL	Euro
     In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions (i.e., all those listed in the first row of the table above), the functional currency has been determined to be the functional currency of the parent company, i.e. the Indian rupee. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of the subsidiaries whose operations are self contained and integrated within their respective countries/regions (i.e., all those listed in the second through fifth rows of the table above), the functional currency has been determined to be the currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupees at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income. For entities that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee.
c) Foreign currency transactions
     Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.
d) Convenience translation
     The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2006 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2006 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.44.48. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
e) Principles of consolidation
     The consolidated financial statements include the financial statements of DRL, all of its subsidiaries which are more than 50% owned, controlled and entities where the Company has variable interest; Dr. Reddy’s Research Foundation (the “Research Foundation”), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company, and beta Institut for sociomedical research GmbH, a non-profit organization which is engaged in research and development to seek ways to improve the healthcare process in ways which promote the psychological welfare of patients, including development of patient pathways, case management, disease management and health systems management. The Company does not consolidate entities where the minority shareholders have certain significant participating rights which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted by the equity method of accounting. All inter-company balances and transactions are eliminated on consolidation.
     The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company’s equity in the income / loss of equity method affiliates, Reddy Kunshan, Pathnet India Private Limited (“Pathnet”) and Perlecan Pharma Private Limited is included in the statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.
     Newly acquired subsidiaries have been included in the consolidated financial statements from the dates of acquisition. Effective January 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003 “FIN 46R”), Consolidation of Variable Interest Entities (“VIE”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.
     For any VIEs that must be consolidated under FIN 46R that were created after January 1, 2004, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and noncontrolling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.
     Based on the evaluation of FIN 46R, the Company has consolidated the financial statements of APR LLC, a VIE. See footnote 16 for additional information required by FIN 46R.
f) Cash equivalents
     The Company considers all highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.
g) Revenue recognition
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
     The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are met. Subsequently, the marketing partners remit an additional amount based on the ultimate sale proceeds upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by the Company when the realization is certain under the guidance given in SAB 104.
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
     Sales of generic products are recognized as revenue when products are shipped and title and risk of loss passes on to the customer. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is sold to the customer and the price at which it is procured from the Company. Such provisions are estimated based on average chargeback rate actually claimed over a period of time and average inventory holding by the wholesaler.
     The Company accounts for sales returns in accordance with SFAS 48, “Revenue Recognition when Right to Return Exists” by establishing an accrual in an amount equal to the Company’s estimate of sales recorded for which the related products are expected to be returned.
     The Company deals in various products and operates in various markets and the Company’s estimate is determined primarily by its experience in these markets for the products. For returns of established products, the Company determines an estimate of the sales returns accrual primarily based on historical experience regarding sales returns. Additionally, other factors that the Company considers in its estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products, to the extent each of them has an impact on the Company’s business and its markets. The Company considers all of these factors and adjusts the accrual to reflect its actual experience.
     With respect to new products that the Company introduces, they are either extensions of an existing line of products or in a general therapeutic category where the Company has historical experience. The Company’s new product launches have historically been in therapeutic categories where established products exist and are sold either by the Company or its competitors. The Company has not yet introduced products in any new therapeutic category where the acceptance of such products is not known. The amount of sales returns for the Company’s newly launched products are not significantly different from current products marketed by the Company, nor are they significantly different from the sales returns of the Company’s competitors as the Company understands them to be based on industry publications and discussions with its customers. Accordingly, the Company does not expect sales returns for new products to be significantly different than expected sales returns of current products. The Company evaluates the sales returns of all of the products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
Service income
     Income from service are recognised based on the services provided by the Company in accordance with the terms of the contract, as all the conditions under SAB 104 are met.
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
h) Shipping and handling costs
     Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.
i) Inventories
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
j) Investment securities
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
k) Derivative financial instruments
     The Company enters into forward foreign exchange contracts and options where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and foreign currency loans and deposits. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, , “Accounting for Derivative Instruments and Hedging Activities” as amended,. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately.
l) Property, plant and equipment
     Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. The estimated useful lives of assets are as follows:

Buildings
-Factory and administrative buildings	25 to 40 years
-Ancillary structures	3 to 15 years
Plant and machinery	3 to 15 years
Furniture, fixtures and office equipment	4 to 10 years
Vehicles	4 to 5 years
Computer equipment	3 to 5 years
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
m) Goodwill
     Goodwill represents the excess of purchase cost over the fair value of the net tangible and identified intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment at least annually.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
o) Intangible assets
     Intangible assets consist of goodwill and other acquired intangibles, which include core-technology rights, trademarks, customer related intangibles, marketing rights, marketing know-how, beneficial toll manufacturing contracts and non-compete arrangements. All intangible assets with definite life are amortized over the expected benefit period or the legal life, whichever is lower. Such periods are as follows:

Trademarks
-Trademarks with indefinite life	Tested for impairment at least annually
-Trademarks with definite life	3 to 10 years
Core technology rights and licenses	10 to 15 years
Product related intangibles	12 to 14 years
Marketing rights	11 to 16 years
Non-competition arrangements	1.5 to 10 years
Marketing know-how	6 months
Customer-related intangibles including customer contracts	2 to 5 years
Beneficial toll manufacturing contract	58 months
Other intangibles	5 to 15 years
p) Impairment of long-lived assets
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
q) Start-up costs
     Costs of start-up activities including organization costs are expensed as incurred.
r) Research and development
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     s) Stock-based compensation
          At March 31, 2006, the Company had three stock-based employee compensation plans, which are described more fully in Note 23. During the first quarter of fiscal 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock- Based Compensation”, for stock-based employee compensation. The Company has selected the retroactive method of adoption described in SFAS No. 148 “Accounting for Stock Based Compensation – Transition and Disclosure” for all options granted after January 1, 1995. Consequently, for the years ended March 31, 2004, 2005 and 2006, an amount of Rs.122,177, Rs.144,001 and Rs.162,249 respectively, has been recorded as total employee stock based compensation expense.
          During fiscal 2004 , Aurigene Discovery Technologies Limited adopted two stock based employee compensation plans, which are described more fully in Note 23. The Company has accounted for these plans under SFAS 123 Accounting for Stock- Based Compensation”.
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
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Fiscal Year ended March 31,
	2004	2005	2006
Dividend yield	0.5%	0.5%	0.5%
Expected life	42-78 months	12-78 months	12-78 months
Risk free interest rates	5.2 - 6.8%	4.5-6.7%	5.7-7.5%
Volatility	45.7-50.7%	39.4-44.6%	23.4-36.9%
     t) Income taxes
          Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     u) Leases
          Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as capital leases. The amount recorded is the lesser of the present value of the rental and other lease payments during the lease term, excluding that portion of the payments representing executory costs paid to the lessor, or the asset’s fair value. The rental obligations, net of interest charges, are reflected in long term debt.
          Leases that do not transfer substantially all of the benefits or risks of ownership are classified as operating leases and recorded as expenses as payments are made over the lease term.
     v) Earnings per share
          In accordance with SFAS No.128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive.
     w) Reclassifications
          The Company has reclassified certain expenses/income for the years ended March 31, 2004 and 2005, between cost of revenues and operating expenses and product sales, other (expense) / income and other operating expense/(income) respectively, to conform to the current year’s presentation. These reclassifications increased the previously reported gross profit by Rs.31,135 and Rs.47,441 respectively and reduced the previously reported operating income for the fiscal year ended March 31, 2004 by Rs.31,718 and reduced the the previously reported operating loss for the fiscal year ended March 31, 2005 by Rs.77,343, which is not material. The above reclassification had no impact on reported net income or stockholder’s equity.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations
          All of the Company’s acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on the respective dates of acquisition. Contingent consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.
          Industrias Quimicas Falcon de Mexico, S.A. de C.V (“Falcon”)
          On December 30, 2005 the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico, S.A.de C.V (“Falcon”), a Roche group company for a total purchase consideration of Rs.2,773,126 (U.S.$61,233). Falcon was acquired with an intent to add steroid manufacturing capabilities and permit the Company to offer a full range of services in its custom pharmaceutical services business. The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s specifications.
          The Company has accounted for the acquisition under the purchase method as defined in SFAS No. 141, “Business Combinations”. Accordingly, the financial results for the period from December 30, 2005 through March 31, 2006 have been included in the consolidated financial statements of the Company. The purchase cost of Rs.2,773,126 has been allocated as follows:
o	Property, plant and equipment and intangible assets by third party valuer and

o	Others based on management’s estimates.

Current assets
Cash and cash equivalents	Rs.	217
Accounts receivable		39,736
Inventories		1,150,730
Other current assets		259,465
Property, plant and equipment		1,418,799
Intangible assets
Customer contracts		51,493
Non-competition agreement		20,242

Total assets		2,940,682
Liabilities assumed		(40,613)
Deferred tax liability		(126,943)

Purchase cost	Rs.	2,773,126

The weighted average useful lives of intangibles acquired are as follows:-

Customer contracts	2.6 years
Non competition agreement	3 years

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations (continued)
          beta Holding GmbH
          On March 3, 2006, the Company, through its wholly owned subsidiary Lacock Holdings Limited, acquired 100% of the outstanding common shares of beta Holding GmbH. Accordingly, the financial results of beta Holding GmbH have been included in the consolidated financial statements since that date. beta Holding GmbH is a leading generics pharmaceuticals company in Germany. Under the ‘beta’ brand, the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians.
          The aggregate purchase price of Rs.26,063,321 (Euro 482,654) includes direct acquisition cost amounting to Rs.201,548 (Euro 3,732). The acquisition agreement included the payment of contingent consideration amounting up to Rs.518,400 (Euro 9,600), which was paid into an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that might arise, pertaining to the periods prior to the acquisition. The escrow will lapse and be time barred at the end of 2013. Since the maximum amounts pertaining to such claims are determinable at the date of acquisition, the same has been included as part of the purchase price.
          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain intangible assets and, accordingly, the allocation of the purchase price is preliminary and may be prospectively revised when additional information is obtained based on such third party valuations. The final purchase price allocation is expected to be completed by December 31, 2006. The purchase price of beta Holding GmbH has been allocated based on management’s estimate of fair values as follows:

Current assets
Cash and cash equivalent	Rs.	1,357,395
Inventories		538,860
Other current assets		552,938
Property , plant and equipment		372,382
Intangibles
Trademarks		3,970,118
Product related intangibles		11,734,422
Beneficial toll manufacturing contract		621,058
Other assets		142,541
Goodwill		14,958,766

Total assets		34,248,480
Deferred tax liability, net		(5,825,388)
Liabilities assumed		(2,359,771)

Purchase cost	Rs.	26,063,321

          Trademarks have an indefinite useful life and are therefore not subject to amortization but will be tested for impairment annually. The weighted average useful lives of other intangibles acquired are as follows:

Products related intangibles	11.6 years
Beneficial toll manufacturing contract	58 months

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3.	Business combinations (continued)
     All goodwill arising from the acquisition of beta Holding GmbH was assigned to the Company’s Generics segment.
     Proforma Information: The table below reflects unaudited pro forma consolidated results of operations as if both the Falcon and beta Holding GmbH acquisitions had been made at the beginning of the periods presented below:

	Fiscal Year ended March 31,
	2005		2006
	( unaudited)		(unaudited)
Revenues	Rs.	28,658,645	Rs.	33,766,668
Net income		1,227,528		1,991,090
Earning per equity share
Basic		16.04		26.01
Diluted		16.03		25.96
Weighted average number of equity shares used in computing earnings per share
Basic		76,518,949		76,546,658
Diluted		76,559,801		76,701,923

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
4. Asset Purchase
     Trigenesis Therapeutics Inc.
          On April 27, 2004, the Company acquired the entire share capital of Trigenesis Therapeutics Inc. (“Trigenesis”) for a total consideration of Rs.496,715 (U.S.$11,000).
          Trigenesis is a U.S. based research company specializing in dermatology field. As a result of the acquisition, DRL has acquired certain technology platforms and marketing rights. The acquisition has been accounted for as a purchase of intangible assets as Trigenesis did not meet the definition of a business as described in EITF Issue No. 98-3 “Determing Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and accordingly the transaction did not meet the definition of a business combination.
          The total purchase consideration had been allocated to the acquired assets as of March 31, 2005 based on a valuation carried out by an independent valuer.

Core-technology rights and licenses	Rs.	132,753
Marketing rights		86,619
In-process technology		277,343

	Rs.	496,715

          The Company expensed the amount allocated towards in-process technology being research and development projects having no future alternate uses as research and development expenses during the fiscal year ended March 31, 2005. The core-technology rights and licenses and marketing rights have been capitalized as intangible assets to be amortized over the period such assets are expected to contribute directly or indirectly to the future cash flows.
          PDL Biopharma, Inc
          On March 13, 2006, the Company acquired trademark rights to three off-patent products, along with all the physical inventories of the products, from PDL Biopharma, Inc (“PDL”) for a total consideration of Rs.122,691 (U.S.$2,750). PDL is a U.S. based biopharmaceutical company focused in the development and commercialization of therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a result of the acquisition, the Company acquired an opportunity to sell generic versions of these products using their existing brand names.
          The acquisition has been accounted for as a purchase of intangible assets as PDL did not meet the definition of a business as described in EITF Issue No. 98-3, “Determing Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”.
          The total purchase consideration has been allocated to the acquired assets as of March 31, 2006 based on a fair valuation carried out by the Company’s management as follows:

Inventories	Rs.	115,845
Registered trademarks		6,846

	Rs.	122,691

The value attributable to the registered trademarks are amortized over the period over which the intangible assets are expected to contribute directly or indirectly to the future cash flows.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
5. Goodwill
          In accordance with, SFAS No. 142, “Goodwill and Other Intangible Assets” the Company tests goodwill for impairment, at least annually.
          The following table presents the changes in goodwill during the years ended March 31, 2005 and 2006:

	Fiscal Year ended March 31,
	2005		2006
Balance at the beginning of the year(1)	Rs.	1,704,492	Rs.	1,743,442
Acquired during the year		38,950		15,073,010

Balance at the end of the year (1)	Rs.	1,743,442	Rs.	16,816,452

          Goodwill acquired during the years ended March 31, 2005 and 2006 represents the following :

	Fiscal Year ended March 31,
	2005		2006
Cash paid towards contingent consideration in purchase business combinations	Rs.	38,950	Rs.	114,244
Excess of fair value over carrying value of acquired net assets, in a purchase business combination (beta Holding GmbH)		—		14,958,766

	Rs.	38,950	Rs.	15,073,010

          The following table presents the allocation of Goodwill to the following segments:

	As of March 31,
	2005		2006
Formulations (1)	Rs.	349,774	Rs.	349,774
Active Pharmaceutical Ingredients and Intermediates		997,025		997,025
Generics		306,206		15,379,216
Drug Discovery		90,437		90,437

	Rs.	1,743,442	Rs.	16,816,452

(1)	includes goodwill arising on investment in an affiliate amounting to Rs.181,943.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
6. Intangible assets, net
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, intangible assets are amortized over the expected benefit period or the legal life, whichever is lower.
     The following table presents acquired and amortized intangible assets as of March 31, 2005 and 2006:

	As of March 31, 2005				As of March 31, 2006
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization

Trademarks	Rs.	2,570,242	Rs.	1,833,303	Rs.	2,575,224	Rs.	2,113,374
Trademarks not subject to amortization		—		—		3,970,118		—
Product related intangibles		—		—		11,759,317		77,326
Beneficial toll manufacturing contract		—		—		621,058		10,708
Core-technology rights and licenses		132,753		—		132,753		—
Non-competition arrangements		111,289		98,602		128,883		105,019
Marketing know-how		80,000		80,000		80,000		80,000
Marketing rights		94,852		3,659		94,369		9,222
Customer related intangibles including customer contracts		125,156		73,908		167,233		98,799
Others		8,027		5,965		7,556		7,508

	Rs.	3,122,319	Rs.	2,095,437	Rs.	19,536,511	Rs.	2,501,956

     The aggregate amortization expense for the years ended March 31, 2004, 2005 and 2006 was Rs.382,857, Rs.349,991 and Rs.419,867 respectively.
     Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the fiscal year ended March 31,
2007	Rs.	1,463,808
2008		1,358,792
2009		1,239,464
2010		1,175,376
2011		1,159,714
Thereafter		6,667,283

Total	Rs.	13,064,437

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
6. Intangible assets, net (continued)
     The intangible assets (net of amortization) as of March 31, 2006 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	412,346	Rs.	4,019,622		—	Rs.	4,431,968
Product related intangibles		—		11,681,991		—		11,681,991
Beneficial toll manufacturing contract		—		610,350		—		610,350
Core-technology rights and licenses		—		132,753		—		132,753
Non-competition arrangements		—		6,052		17,812		23,864
Customer related intangibles		—		24,082		44,352		68,434
Marketing rights		—		85,147		—		85,147
Others		—		48		—		48

	Rs.	412,346	Rs.	16,560,045	Rs.	62,164	Rs.	17,034,555

     The intangible assets (net of amortization) as of March 31, 2005 have been allocated to the following segments:

	Formulations		Generics		Total
Trademarks	Rs.	647,369	Rs.	89,570	Rs.	736,939
Core-technology rights and licenses		—		132,753		132,753
Non-competition arrangements		—		12,687		12,687
Customer related intangibles		—		51,248		51,248
Marketing rights		—		91,193		91,193
Others		—		2,062		2,062

	Rs.	647,369	Rs.	379,513	Rs.	1,026,882

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
7. Formation of Perlecan Pharma Private Limited
     In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). Perlecan Pharma is engaged in the clinical development and out-licensing of New Chemical Entity (“NCE”) assets. Citigroup Venture and ICICI Venture each committed to contribute Rs.1,003,725 (U.S.$22,500) and the Company committed to contribute Rs.340,000 (U.S.$7,500) towards equity in Perlecan Pharma. The arrangement was subject to certain closing conditions which were completed on March 27, 2006 which resulted in the terms of the investment agreement being amended.
     As a result, the Company owns approximately 14.28% of the equity of Perlecan Pharma as of March 31, 2006. In addition, Perlecan Pharma will issue to the Company warrants to purchase 45 million equity shares of Perlecan Pharma, at an exercise price of Re.1.00 per equity share, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity shares of Perlecan Pharma.
     As of March 31, 2006, the three investors have invested Rs.705,700 (U.S.$15,818) in Perlecan Pharma. The Company’s share of equity was Rs.100,800 (U.S.$2,259) and the Company has also committed to invest an additional amount of Rs.239,200 (U.S.$5,241) as its proportionate equity contribution in the future. As per the terms of the amended agreement, the Company is to be reimbursed by Perlecan Pharma for research and development costs of Rs.231,023 it incurred prior to closing. Further, three out of seven directors on the board of Perlecan Pharma will be designated by the Company. In addition as per the terms of the arrangement, the Company will have the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arms length basis subject to the final decision by the board of directors of Perlecan Pharma. Considering these factors the Company has accounted for its investment in Perlecan Pharma in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”.
     The Company’s equity in the loss of Perlecan Pharma for the period ended March 28, 2006 to March 31, 2006 amounted to Rs.40,000. The reimbursement for the pre-closing research and development costs have been applied to reduce the carrying value of the equity investment in Perlecan Pharma as of March 31, 2006 to zero with the remaining balance of Rs.170,223 reflected as a deferred liability. The Company will continue to reflect its equity share of losses to the extent of its net investment and future funding commitments to Perlecan Pharma.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
8. Cash, cash equivalents and restricted cash
     Cash and cash equivalents as of March 31, 2005 and 2006 amounted to Rs.9,287,864 and Rs.3,712,637 respectively. This excludes restricted cash included in current assets of Rs.57,866 and Rs.1,606,245 as of March 31, 2005 and 2006 respectively and restricted cash included in non-current assets of Rs.Nil and Rs.4,468,840 as on March 31, 2005 and 2006 respectively against the following obligations or commitments of the Company:

	As of March 31,
	2005		2006
Restricted cash – current

Against performance guarantees issued by the Company	Rs.	16,157	Rs.	1,394
Against short term loan from State Bank of India		—		1,584,600
Against unclaimed dividend		11,831		12,633
Against other obligations		29,878		7,618

	Rs.	57,866	Rs.	1,606,245

Restricted cash – non current

Against long term loan from Citibank		—		4,468,840

Total restricted cash	Rs.	57,866	Rs.	6,075,085

The fair values of cash and cash equivalents approximate their carrying values.
9. Accounts receivable
     Accounts receivable as of March 31, 2005 and 2006 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, including receivables sold with recourse, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralized.
     The activity in the allowance for doubtful accounts receivable is given below:

	Fiscal Year ended March 31,
	2004		2005		2006
Balance at the beginning of the year	Rs.	141,949	Rs.	139,569	Rs.	171,154
Additional provision		19,871		79,442		33,629
Bad debts charged to provision		(22,251)		(47,857)		(16,782)

Balance at the end of the year	Rs.	139,569	Rs.	171,154	Rs.	188,001

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
10. Inventories
     Inventories consist of the following:

	As of March 31,
	2005		2006
Raw materials	Rs.	1,008,729	Rs.	2,002,246
Stores and spares		316,915		450,658
Work-in-process		1,068,115		1,421,151
Finished goods		1,105,847		3,020,657

	Rs.	3,499,606	Rs.	6,894,712

     During the years ended March 31, 2004, 2005 and 2006 the Company recorded an inventory write-down of Rs.31,898, Rs.52,692 and Rs.100,783 respectively, resulting from a decline in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of goods sold.
11. Other assets
     Other assets consist of the following:

	As of March 31,
	2005		2006
Prepaid expenses	Rs.	124,972	Rs.	432,680
Advances to suppliers		135,352		367,485
Balances with statutory authorities		193,806		928,423
Deposits		99,896		223,409
Export benefits receivable		215,750		291,210
Others		693,248		621,383

		1,463,024		2,864,591
Less: Current assets		1,361,578		2,639,818

	Rs.	101,446	Rs.	224,772

     Balances with the statutory authorities represent amounts deposited with the excise authorities and the unutilized excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.
     Deposits mainly comprise telephone, premises and other deposits. Others mainly represent receivables of duties and income tax deducted at source on interest received by the Company.
12. Property, plant and equipment, net
     Property, plant and equipment consist of the following:

	As of March 31,
	2005		2006
Land	Rs.	519,902	Rs.	861,951
Buildings		2,064,956		2,470,029
Plant and machinery		6,947,490		7,966,645
Furniture, fixtures and equipment		734,721		826,370
Vehicles		238,556		288,162
Computer equipment		429,266		514,935
Capital work-in-progress		567,974		1,135,905

		11,502,865		14,063,997
Accumulated depreciation		(4,444,557)		(4,977,666)

	Rs.	7,058,308	Rs.	9,086,331

     Depreciation expense for the years ended March 31, 2004, 2005 and 2006 was Rs.745,596, Rs.959,299 and Rs.1,147,223 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
13. Investment securities
     Investment securities consist of the following:

	As of March 31, 2005								As of March 31, 2006
			Gross								Gross
			unrealized			Gross					unrealized			Gross
			holding			unrealized			Carrying		holding			unrealized
	Carrying value		gains			holding losses	Fair value		value		gains			holding losses	Fair value
Equity securities	Rs.	3,096	Rs.	4,787		—	Rs.	7,883	Rs.	3,096	Rs.	8,520		—	Rs.	11,617
Debt securities		1,009,785		—		(24,965)		984,820		1,250,020		—		(174,163)		1,075,857

		1,012,881		4,787		(24,965)		992,703		1,253,116		8,520		(174,163)		1,087,474

Non-marketable equity securities		2,728		—		—		2,728		2,728		—		—		2,728

	Rs.	1,015,609	Rs.	4,787	Rs.	(24,965)	Rs.	995,431	Rs.	1,255,844	Rs.	8,520	Rs.	(174,163)	Rs.	1,090,202

Current Mutual fund units		300,000		10,887		—		310,887		14,703		—		—		14,703

	Rs.	300,000	Rs.	10,887		—	Rs.	310,887	Rs.	14,703		—		—	Rs.	14,703

14. Leases
Capital leases
     Property, plant and equipment includes Rs.Nil and Rs.223,379 (accumulated depreciation of Rs.Nil and Rs.678) in respect of assets acquired under capital lease and other beneficial right of use, during the years ended March 31, 2005 and 2006.
     The depreciation charge of Rs.Nil, Rs.Nil and Rs.678 during the years ended March 31, 2004, 2005 and 2006 respectively is included within depreciation. The financial obligations arising from these contractual arrangements are reflected in long-term debt.
Operating leases
     The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs.101,845, Rs.198,692 and Rs.229,956 for the years ended March 31, 2004, 2005 and 2006 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
14. Leases (continued)
     The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

Fiscal Year ended March 31,
2007	Rs.	150,051
2008		133,844
2009		95,699
2010		78,482
2011		65,207
Thereafter		154,033

	Rs.	677,316

15. Investment in affiliates
     Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the fiscal year ended March 31, 2005, the Company further invested Rs.49,935 along with one of its other joint venture partners in Reddy Kunshan. Consequently, the Company’s interest in Reddy Kunshan increased to 51.2%.
     Three of the directors of the Company are on the board of directors of Reddy Kunshan, which comprises seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the majority approval of at least five of the seven directors of the board. These significant decisions include amendments to the Articles, suspensions of the operations, alterations to the registered capital, etc. As the Company does not have control over the board and as the other partners have significant participating rights, acting on its own, the Company is not in a position to control or take any significant operating decisions of Reddy Kunshan and would require approval of other shareholders. Therefore, the Company has accounted for its interest in Reddy Kunshan under the equity method.
     The Company’s equity in the loss of Reddy Kunshan for the years ended March 31, 2004, 2005 and 2006 was Rs.44,362 Rs.58,101 and Rs.48,235 respectively. The carrying value of the investment in Reddy Kunshan as of March 31, 2005 and 2006 was Rs.180,894 and Rs.132,659 respectively.
     Pathnet: Pathnet is engaged in the business of setting up medical pathology laboratories. The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs.4,000. During the fiscal year ended March 31, 2002 the Company further invested Rs.60,310 and has accounted for its 49% interest in Pathnet under the equity method. The carrying value of the investment in Pathnet as of March 31, 2005 was Rs.Nil. During the fiscal year ended March 31, 2006, the Company sold its stake in Pathnet and was released from its guarantee issued to ICICI Bank when its share of the outstanding loan amount granted by ICICI to Pathnet, Rs.21,000 was repaid.
16. Variable interest entities
     On January 30, 2004, the Company along with two individuals formed APR LLC, a Delaware limited liability company. APR LLC is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient (“API”). Equity capital of APR LLC consists of Class A equity interests, which are held by two individuals and Class B equity interests held by DRL. The initial contribution for the Class A interests was U.S.$400 (Rs.17,487) in cash. Class A interests carry voting rights and participate in the profits and losses of APR LLC in the normal course of business. DRL contributed U.S.$500 (Rs.21,859) in cash for Class B interests, which was used to acquire intellectual property rights. Class B interests carry certain protective rights only.
     Further, DRL has entered into a development and supply agreement under which DRL and APR will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of the agreement, DRL is committed to fund the entire research and development of API. This amount is repayable by APR LLC upon successful commercialization of the product. Under this agreement, the Company has paid U.S.$670 (Rs.29,291), U.S.$900 (Rs.39,346) and U.S.$Nil (Rs.Nil) during the years ended March 31, 2004, 2005 and 2006 respectively to fund ongoing research and development.
     The Company has evaluated this transaction and believes that APR meets the criteria to be a variable interest entity and that the Company, being the primary beneficiary, is required to consolidate APR under the requirements of FIN 46R. Accordingly, on

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
16. Variable interest entities (continued)
January 30, 2004, the Company recorded the net assets to the non-controlling interest at a fair value of U.S.$900 (Rs.39,346). The creditors of APR LLC do not have any recourse to the general credit of the Company, the primary beneficiary. There are no consolidated assets that are collateral for APR LLC’s obligations.
17. Financial instruments and concentration of risk
     Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, investment securities and marketable securities. The Company’s cash resources are invested with financial institutions with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers.
     Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. Under this arrangement the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amount based on the ultimate sale proceeds realized from further sales made by it to the end customers. As of March 31, 2005 and 2006, receivables from PAR under this arrangement aggregated Rs.210,463 and Rs.113,684 respectively representing 5.9% and 2.4% of the total receivables and revenues during the years ended March 31, 2004, 2005 and 2006 aggregated to respectively Rs.3,224,647, Rs.1,638,939 and Rs.529,252 respectively, representing 16.0%, 8.4% and 2.2% of the total revenues of the Company.
     Derivative financial instruments. The Company enters into certain forward foreign exchange contracts and certain derivative arrangements where the counterparty is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of March 31,
	2005		2006
Forward exchange contracts (U.S.$-Rs.) (sell)	U.S.$	30,000	U.S.$	105,000
Forward exchange contracts (U.S.$-Rs.) (buy)	U.S.$	40,000	U.S.$	79,500
Forward exchange contracts (GBP/U.S.$) (sell)	GBP	2,000		—
Forwards exchange contracts (EUR / U.S.$) (sell)		—	EUR	36,000

Interest rate swap		—	EUR	75,000
     The foreign forward exchange contracts mature between one to six months.
18. Research and development arrangement
     The Company undertakes a significant portion of the research and development activities relating to drug discovery through its research facilities located in the United States and India. The Company under an existing arrangement also undertakes research and development activities through the Research Foundation, a special purpose entity, organized as a Section 25 company under the Indian Companies Act, to avail certain tax benefits under the Indian Income Tax Rules. At present, the Research Foundation does not undertake research and development activity for any other entity. The operations of the Research Foundation are funded by the Company and as a result this entity has been consolidated in the financial statements. The Company has the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation.
     During the fiscal year ended March 31, 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of generic drug products. As per the terms of the agreement, I-VEN will have the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed in the fiscal years ended March 31, 2005 and March 31, 2006, subject to a maximum contribution of U.S.$56,000. The terms of the arrangement do not require the Company to

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
18. Research and development arrangement (continued)
repay the funds or purchase I-VEN’s interest in the event that the Company is not able to develop or commercialize one or more of the products subject to this agreement. However, upon successful commercialization of these products, the Company will pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product. The first tranche advanced by I-VEN of Rs.985,388 (U.S.$22,500 ) was received on March 28, 2005.
     The amount received from I-VEN has been treated as an advance and is being recognized in the income statement as a credit to research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e. a product filing as per the terms of the agreement) will be completed once the appropriate ANDA has been submitted to the U.S. FDA. Achievement of a milestone entitles the Company to take a credit to the research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product, which share varies depending on whether the ANDA is a Paragraph III or Paragraph IV filing. Accordingly, Rs.96,239 and Rs.384,488 has been recognized as a reduction to research and development expenses during the years ended March 31, 2005 and 2006 respectively.
19. Borrowings from banks
     The Company had a line of credit of Rs.5,319,000 and Rs.10,760,000 as of March 31, 2005 and 2006, respectively from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the banks, which averaged 10.25% and 10.5% for rupee borrowings and LIBOR+65 basis points for foreign currency borrowing during the years ended March 31, 2005 and 2006 respectively. As of March 31, 2005 and 2006, the Company had partly drawn down upon such facilities, for packing credit loans, cash credit and as temporary overdraft facilities, all of which are repayable within one year from the balance sheet date. These borrowings, except for the foreign currency packing credit loan, are secured by inventories, accounts receivable and certain property. The Company has an option to draw down the balance of the line of credit based on its requirements.
20. Long-term debt
     Long-term debt consists of the following:

	As of March 31,
	2005		2006
Rupee term loan	Rs.	31,065	Rs.	25,145
Euro loan		—		21,602,000
Obligation under capital lease		—		235,748

		31,065		21,862,893

Less: Current portion
- Rupee term loan		5,920		5,920
- Euro loan		—		900,083
- Obligation under capital lease		—		19,758

		5,920		925,761

Non Current Portion
- Rupee term loan		25,145		19,225
- Euro Loan		—		20,701,917
- Obligation under capital lease transaction		—		215,990

	Rs.	25,145	Rs.	20,937,132

     Rupee term loan represents a loan from Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Company’s solar grid interactive power plant located in Bachupally, Hyderabad.
     Euro loan represents a loan from Citibank, N.A., Hong Kong to fund the acquisition of beta Holding GmbH during the year, which is guaranteed by the Company and its wholly owned subsidiaries, OOO DRL, DRLI and DRL U.K. The agreement places limitations on the Company’s ability to incur additional debt and incur capital expenditure.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
20. Long-term debt (continued)
     Further, the Company is also subject to certain financial covenants which includes maintenance of financial ratios as defined in the Facility Agreement. Such financial ratio requirements include Consolidated Net Debt to Consolidated EBITDA of not more than 4 times, which will decrease to not more than 3 times by March 31, 2008. The Company is also required to maintain a Consolidated EBITDA to Consolidated Interest Expense of not less than 4 times and Consolidated Free Cash Flow to Consolidated Debt Service of not less than 2 times, which ratios will decrease to not less than 1.5 times after March 31, 2009.
     As of March 31, 2006, the Company was in compliance with such financial covenants.
     An interest rate profile of long-term debt is given below:

	Fiscal Year ended March 31,
	2004	2005	2006
Foreign currency loan notes	4%	4.8%	—
Rupee term loan	2%	2.0%	2.0%
Euro loan	—	—	EURIBOR + 150 bps
     A maturity profile of the long-term debt outstanding as of March 31, 2006 is as follows:

Maturing in the year ending March 31,	Rupee loan	Euro loan	Capital lease	Total
2007	5,920	900,083	19,758	925,761
2008	5,920	3,600,333	19,761	3,626,014
2009	5,920	3,600,333	19,761	3,626,014
2010	5,920	6,300,583	19,761	6,326,264
2011	1,465	7,200,668	19,761	7,221,894
Thereafter	—	—	136,946	136,946

	25,145	21,602,000	235,748	21,862,893

     The fair value of outstanding payments on the Rupee term loan were Rs.23,573 and Rs.19,953 as of March 31, 2005 and 2006. The fair value of outstanding payments on the Euro loans were Rs.21,602,000 as of March 31, 2006.
21. Shareholders equity
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Shareholders equity (continued)
     Dividends on common stock are recorded as a liability at the point of their approval by the shareholders in the annual general meeting. The shareholders approved and the Company paid dividends (including dividend tax) of Rs.431,598, Rs.431,615 and Rs.436,368 during the years ended March 31, 2004, 2005 and 2006 respectively. The dividend per share was Rs.5.00, Rs.5.00 and Rs.5.00 during the years ended March 31, 2004, 2005 and 2006 respectively.
22. Deferred revenue
     The Company had entered into an agreement with Novartis Pharma AG (“Novartis”), whereby it agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, during the fiscal year ended March 31, 2002, the Company received Rs.235,550 (U.S.$5,000) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with the Company’s accounting policy proportionately upon the receipt of stated milestones payments. The agreement with Novartis for the further development of the compound expired on May 30, 2004 and Novartis has determined to discontinue further development and, accordingly, the Company recognized the entire amount of deferred revenue of Rs.235,550 (U.S.$5,000) as license fees during the fiscal year ended March 31, 2005.
     The Company had entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company had licensed two molecule compounds for further development and conducting clinical trials. Under the arrangement, the Company received a non-refundable upfront license fee upon signing of the agreement and was also entitled to receive certain additional non-refundable payments upon the achievement of certain defined milestones. As of March 31, 2004, the Company had unamortized non-refundable upfront license fees of Rs.52,832 (U.S.$1,273) on account of the second molecule compound. On October 22, 2004, Novo Nordisk announced that it had suspended clinical trials on both compounds due to unsatisfactory results. Accordingly, the Company has recognized the entire amount of deferred revenue of Rs.52,832 (U.S.$1,273) as license fees during the fiscal year ended March 31, 2005.
     The Company has entered into certain dossier sales, licensing and supply arrangements in Europe and Japan. These arrangements include certain performance obligations and based on an evaluation that these obligations are not inconsequential or perfunctory, the Company has deferred the upfront payments of Rs.33,757 received towards these arrangements. These amounts will be recognized in the income statement in the period in which the Company completes all its performance obligations.
     Upon completion of all its performance obligation for some of the contracts, the Company recognized an amount of Rs. Nil, Rs.7,355 and Rs.47,521 in the income statement during the years ended March 31, 2004, 2005 and 2006 respectively. The balance amounts aggregating Rs.58,255 and Rs.56,466 as of March 31, 2005 and 2006 respectively, represent the deferred revenue relating to these arrangements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
23. Employee stock incentive plans
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
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
   The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
23. Employee stock incentive plans (continued)
     Stock option activity under the DRL 2002 Plan in the two categories of options (i.e. fair market value and par value options) was as follows:

Category A – Fair Market Value Options	Fiscal Year ended March 31, 2004
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the year	543,871	Rs.	884-1,063.02	Rs.	995.42	56
Granted during the year	423,300		883-1,396		934.44	62
Expired / forfeited during the year	(53,132)		883-1,063.02		962.54	—
Exercised during the year	(3,001)		911-1,063.02		1,013.12	—

Outstanding at the end of the year	911,038		883-1,396		968.95	66

Exercisable at the end of the year	315,068	Rs.	884-1,063.02	Rs.	976.15	45

Category A – Fair Market Value Options	Fiscal Year ended March 31, 2005
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the year	911,038	Rs.	883-1,396	Rs.	968.95	66
Granted during the year	466,500		747-885		872.82	82
Expired / forfeited during the year	(352,657)		765-1,063.02		918.84	—
Surrendered by employees during the year in exchange of category B options	(725,931)		747-1,396		928.07	—
Exercised during the year	—		—		—	—

Outstanding at the end of the year	298,950		747-1149		977.31	50

Exercisable at the end of the year	188,538	Rs.	883-1,149	Rs.	996.54	35

Category A – Fair Market Value Options	Fiscal Year ended March 31, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the year	298,950	Rs.	747-1,149	Rs.	977.31	50
Granted during the year	32,500		725		725	81
Expired / forfeited during the year	(46,700)		725-1,149		994.35	—
Surrendered by employees during the year	(90,000)		977.30-1,063.02		1,034.45	—
Exercised during the year	(77,500)		883-977.30		943.84	—

Outstanding at the end of the year	117,250		725-1,063.02		878.85	64

Exercisable at the end of the year	37,882	Rs.	725-1,063.02	Rs.	943.85	45

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
23. Employee stock incentive plans (continued)

Category B – Par Value Options	Fiscal Year ended March 31, 2005
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the year	—		—		—	—
Granted during the year
In exchange for category A surrendered options	280,873	Rs.	5	Rs.	5	84
New options	102,650		5		5	84
Forfeited during the year	(3,974)		5		5	—
Exercised during the year	—		—		—	—

Outstanding at the end of the year	379,549	Rs.	5	Rs.	5	84

Exercisable at the end of the year	—		—		—	—

Category B – Par Value Options	Fiscal Year ended March 31, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the year	379,549	Rs.	5	Rs.	5	84
Granted during the year	216,860		5		5	81
Forfeited during the year	(133,304)		5		5	—
Exercised during the year	(98,121)		5		5	—

Outstanding at the end of the year	364,984		5		5	81

Exercisable at the end of the year	18,136	Rs.	5	Rs.	5	59

     The weighted average grant date fair value of options granted under the DRL 2002 Plan at fair market value during the years ended March 31, 2004, 2005 and March 31, 2006 was Rs. 410.50, Rs.377.60 and Rs.293.42 respectively. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the years ended March 31, 2005 and March 31, 2006 was Rs.707.40 and Rs.705.88 respectively.
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
     Stock option activity under the Aurigene ESOP Plan was as follows:

	Fiscal Year ended March 31, 2004
						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	—		—		—	—
Granted during the year	200,000	Rs.	10	Rs.	10	65
Expired / forfeited during the year	(30,812)		10		10	—

Outstanding at the end of the year	169,188	Rs.	10	Rs.	10	65

Exercisable at the end of the year	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
23. Employee stock incentive plans (continued)

	Fiscal Year ended March 31, 2005
						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	169,188	Rs.	10	Rs.	10	65
Granted during the year	342,381		10		10	61
Expired / forfeited during the year	(314,391)		10		10	—

Outstanding at the end of the year	197,178	Rs.	10	Rs.	10	59

Exercisable at the end of the year	—		—		—	—

	Fiscal Year ended March 31, 2006
						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	197,178	Rs.	10	Rs.	10	59
Granted during the year	500,000		10		10	70
Expired / forfeited during the year	(168,271)		10		10	—

Outstanding at the end of the year	528,907	Rs.	10	Rs.	10	67

Exercisable at the end of the year	—		—		—	—
     The weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the years ended March 31, 2004, 2005 and March 31, 2006 was Rs. 4.82, Rs.4.29 and Rs.4.01 respectively.
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
Stock option activity under the Management Plan was as follows:

	Fiscal Year ended March 31, 2004
						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	—		—		—	—
Granted during the year	783,333	Rs.	10	Rs.	10	77
Expired during the year	(166,667)		10		10	—

Outstanding at the end of the year	616,666	Rs.	10	Rs.	10	77

Exercisable at the end of the year	616,666	Rs.	10	Rs.	10	77

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
23. Employee stock incentive plans (continued)

	Fiscal Year ended March 31, 2005
						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	616,666	Rs.	10	Rs.	10	77
Granted during the year	616,667		10		10	73
Expired during the year	(1,133,333)		10		10	—

Outstanding at the end of the year	100,000	Rs.	10	Rs.	10	65

Exercisable at the end of the year	100,000	Rs.	10	Rs.	10	65

Fiscal Year ended March 31, 2006
Weighted-
average
remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	100,000	Rs.	10	Rs.	10	65
Granted during the year	—		—		—	—
Expired during the year	(100,000)		10		10	—

Outstanding at the end of the year	—		—		—	—

Exercisable at the end of the year	—		—		—	—
     The weighted average grant date fair value for options granted under the Aurigene Management Plan during the fiscal year ended March 31, 2004 and 2005 was Rs. 4.25 and Rs.3.76 respectively.
24. Allowances for sales returns
     Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

	Fiscal Year ended March 31,
	2004		2005		2006
Balance at the beginning of the year	Rs.	89,026	Rs.	99,919	Rs.	95,123
Acquired during the year		—		—		51,251
Additional provision		169,511		105,245		239,462
Sales returns charged to the provision		(158,618)		(110,041)		(217,480)

Balance at the end of the year	Rs.	99,919	Rs.	95,123	Rs.	168,356

25. Other (expense)/income, net
     Other (expense)/ income consists of the following:

	Fiscal Year ended March 31,
	2004		2005		2006
Interest expense	Rs.	(14,970)	Rs.	(103,027)	Rs.	(298,603)
Interest income		421,763		374,928		717,410
Gain / (loss) on sale of available for sale securities, net		24,786		64,997		(3,924)
Other		104,330		117,339		118,723

	Rs.	535,909	Rs.	454,237	Rs.	533,606

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
26. Shipping costs
     Selling, general and administrative expenses include shipping and handling costs of Rs.557,969, Rs.642,508 and Rs.823,883 for the years ended March 31, 2004, 2005 and 2006 respectively.
27. Income taxes
     Income taxes consist of the following:

	Fiscal Year ended March 31,
	2004		2005		2006
Pre-tax income
Domestic	Rs.	3,021,098	Rs.	562,343	Rs.	2,144,176
Foreign		(481,060)		(455,314)		(256,853)

	Rs.	2,540,038	Rs.	107,029	Rs.	1,887,323

Income tax benefit / (expense) attributable to continuing operations:

Current taxes:

Domestic	Rs.	(202,364)	Rs.	(250)	Rs.	(279,466)
Foreign		(1,752)		(1,053)		(34,081)

		(204,116)		(1,303)		(313,547)

Deferred taxes:
Domestic		20,126		190,087		(48,503)
Foreign		114,741		(94,507)		103,660

		134,867		95,580		55,157

	Rs.	(69,249)	Rs.	94,277	Rs.	(258,390)

Deferred tax benefit / (expense) attributable to other comprehensive income	Rs.	(3,873)	Rs.	5,206	Rs.	35,079

     The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	Fiscal Year ended March 31,
	2004		2005		2006
Income before income taxes and minority interest	Rs.	2,540,038	Rs.	107,029	Rs.	1,887,323
Enacted tax rate in India		35.875%		36.5925%		33.66%

Computed expected tax benefit / (expense)	Rs.	(911,239)	Rs.	(39,164)	Rs.	(635,272)

Effect of:
Differences between Indian and foreign tax rates		(2,325)		13,362		(8,546)
Valuation allowance		(149,805)		(254,243)		(142,206)
In-process technology written-off		—		(110,771)		—
Expenses not deductible for tax purposes		(39,149)		(36,552)		(67,403)
ESOP cost not deductible for tax purpose		(43,831)		(52,694)		(54,614)
Income exempt from income taxes		856,317		333,310		538,151
Foreign exchange (loss) / gain		64,008		(5,300)		8,335
Incremental deduction allowed for research and development expenses		172,259		254,245		166,308
Indexation of capital assets		907		8,275		1,413
Tax rate change		12,111		(9,466)		12,534
Minimum alternate tax		(639)		(3,910)		(3,019)
Resolution of prior period tax matters		—		—		(73,970)
Others		(27,863)		(2,815)		(101)

Income tax benefit / (expense)	Rs.	(69,249)	Rs.	94,277	Rs.	(258,390)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
27. Income taxes (continued)
The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	As of March 31,
	2005		2006
Deferred tax assets:
Inventory	Rs.	62,644		47,407
Deferred revenue		5,868		7,957
Minimum Alternate Tax		—		140,400
Accounts payable		46,300		47,655
Investments		93,762		169,737
Operating loss carry-forward		874,187		1,320,961
Capital loss carry forward		36,890		44,622
Expenses deferred for tax purposes
Research and development expenses		52,026		47,787
Employee costs		62,009		34,062
Legal costs		66,647		33,269
Start-up costs		42,138		37,460
Others		31,824		15,464
Other current liabilities		96,265		179,178

		1,470,560		2,125,959
Less: Valuation allowance		(781,392)		(923,598)

Deferred tax assets		689,168		1,202,361

Deferred tax liabilities
Property, plant and equipment		(876,483)		(824,174)
Intangible assets		(134,054)		(6,425,661)
Investment securities		(14,094)		(12,964)
Others		(45,518)		(162,691)

Deferred tax liabilities		(1,070,149)		(7,425,490)

Net deferred tax assets / (liabilities)		(380,981)		(6,223,129)
Deferred charges		66,123		50,705

	Rs.	(314,858)	Rs.	(6,172,424)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences and tax loss carry forwards, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
     Operating loss carry forward comprises business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from five years to indefinite.
     The Company has during the year, set up a full valuation allowance against the deferred tax asset on account of tax effect of operating and capital losses carry forward and other net deferred tax assets of AMPNH, RNBV, RPI, RANV, RPS, RBL, RCSA, DRSA, DRFBL, Reddy US and others amounting to Rs.108,850 as the management based on future profit projections believes that the likelihood of not realizing these deferred tax assets is more likely than not.
     Valuation allowance has been created with regard to operating losses and other net deferred tax assets arising out of ADTL, ADLINC, RUSTI amounting to Rs.33,356 as these subsidiaries specializes in research activities and the Company believes that the likelihood of not realizing these deferred tax assets is more likely than not.
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
     As of March 31, 2006 the Company had operating and capital loss carry-forward of Rs.3,558,808 that expires as follows:

	Rs.’000
Expiring in the year ending March 31,
2007		21,931
2008		217,651
2009		14,576
2010		—
2011		—
Thereafter (2012 – 2024)		1,007,767
Thereafter (indefinite)		2,296,883

	Rs.	3,558,808

     Operating loss carry forward includes unabsorbed depreciation of Rs.107,832, which can be carried forward indefinitely. Further, as of March 31, 2006 the Company had capital loss carry forward of Rs.176,422 that expires on March 31, 2013 and Rs.22,430 that expires on March 31, 2014 and the valuation allowance has been created for the same.
Undistributed earnings of the Company’s foreign subsidiaries and unrecognized deferred tax liability on the same amounted to approximately Rs.245,906 Rs.273,274, Rs.307,012 and Rs.88,219, Rs.100,163, Rs.103,340 as of March 31, 2004, 2005 and 2006 respectively. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.
28. Earnings per share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Fiscal Year ended March 31,
	2004	2005	2006

Basic earnings per equity share – weighted average number of equity shares outstanding	76,513,764	76,518,949	76,546,658
Effect of dilutive equivalent shares-stock options outstanding	35,834	40,852	155,265

Diluted earnings per equity share – weighted average number of equity shares outstanding	76,549,598	76,559,801	76,701,923

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
In respect of certain other employees of the Company, the gratuity benefit is provided through annual contribution to separate funds managed by the Life Insurance Corporation of India (“LIC”) and ICICI Prudential Life Insurance Company Limited (“ICICI Pru”). Under this scheme, the settlement obligation remains with the Company, although the LIC and ICICI Pru administer the funds and determine the contribution premium required to be paid by the Company.
     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements:

	As of March 31,
	2005		2006
Change in the benefit obligations
Projected Benefit Obligations (PBO) at the beginning of the year	Rs.	147,309	Rs.	200,039
Service cost		20,379		26,926
Interest cost		10,217		15,255
Actuarial (gain)/ loss		34,362		(14,384)
Benefits paid		(12,228)		(19,800)

PBO at the end of the year	Rs.	200,039	Rs.	208,036

Change in plan assets
Fair value of plan assets at the beginning of the year	Rs.	130,939	Rs.	127,122
Actual return on plan assets		(26,003)		11,066
Employer contributions		34,414		101,882
Benefits paid		(12,228)		(19,800)

Plan assets at the end of the year	Rs.	127,122	Rs.	220,270

Funded status	Rs.	(72,917)		12,234
Unrecognized actuarial loss		92,014		68,560
Unrecognized transitional obligation		12,146		—

Net amount recognized	Rs.	31,243	Rs.	80,794

Amounts recognized in the statement of financial position consist of:

	Fiscal Year ended March 31,
	2005		2006
Prepaid benefit cost	Rs.	35,231	Rs.	85,991
Accrued benefit liability		(3,988)		(5,197)

Net amount recognized	Rs.	31,243	Rs.	80,794

     The accumulated benefit obligation for the Gratuity Plan was Rs.105,931 and Rs.112,873 as at March 31, 2005 and 2006 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Employee benefit plans (continued)
Components of net periodic benefit cost:

	Fiscal Year ended March 31,
	2004		2005		2006
Service cost	Rs.	16,061	Rs.	20,379	Rs.	26,926
Interest cost		8,992		10,217		15,255
Expected return on plan assets		(8,831)		(10,468)		(9,211)
Amortization of transition obligation / (assets)		770		770		12,146
Recognized net actuarial (gain) / loss		881		288		7,215

Net amount recognized	Rs.	17,873	Rs.	21,186	Rs.	52,331

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are:
Weighted-average assumptions used to determine benefit obligations:

	As at March 31,
	2005	2006
Discount rate	8.0%	8%
Rate of compensation increase	7.0%	8% per annum for first 5 years
		and 6% per annum thereafter.
Weighted-average assumptions used to determine net periodic benefit cost:

	Fiscal Year ended March 31,
	2004	2005	2006
Discount rate	8.0%	8.0%	8.0%
Rate of compensation increase	12.0% for first	7.0%	8.0% per annum for
	year and 7.0%		first 5 years and
	thereafter		6.0% per annum
			thereafter
Expected long-term return on plan assets	8.0%	7.5%	7.5%
The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments prescribed as per the statutory pattern of investment.
Plan assets: The Company’s gratuity plan weighted-average asset allocations at March 31, 2005 and 2006, by asset category are as follows:

	Fiscal Year ended March 31,
	2005	2006
Debt	100%	63%
Funds managed by LIC	—	37%
Contributions: The Company expects to contribute Rs.10,098 to its gratuity plan during the year ending March 31, 2007
Estimated future benefit payments: The following benefit payments are expected to be paid:

Fiscal Year ended March 31,
2007	Rs.	18,828
2008		20,166
2009		25,495
2010		23,692
2011		27,513
2012 to 2015		174,756

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Employee benefit plans (continued)
          Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a superannuation, a defined contribution plan administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.24,192, Rs.26,994 and Rs.24,832 to the superannuation plan during the years ended March 31, 2004, 2005 and 2006 respectively.
          Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.58,685, Rs.64,223 and Rs.64,443 to the provident fund plan during the years ended March 31, 2004, 2005 and 2006 respectively.
          Pension plan: All the employees of Falcon are governed by a Defined Benefit Plan in the form of pension plan. The pension plan provides a payment to vested employees at retirement or termination of their employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities with regard to the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of the Company.
          The following table sets out the funded status of the Falcon pension plan and the amounts recognized in the Company’s financial statements:

	As of March 31, 2006
Change in the benefit obligations
Projected Benefit Obligations (PBO) as on January 1, 2006	Rs.	275,001
Service cost		4,173
Interest cost		3,490
Actuarial (gain)/ loss		892
Benefits paid		—
Inflationary effect over initial balance		2,383

PBO at the end of the year		285,939

Change in plan assets
Fair value of plan assets at the beginning of the year		246,173
Actual return on plan assets		2,947
Employer contributions		—
Benefits paid		—
Inflationary effect over initial balance		2,134

Plan assets at the end of the year		251,254

Funded status		(34,685)
Unrecognized actuarial gain		(711)

Net amount recognized	Rs.	(35,396)

Amounts recognized in the statement of financial position consist of:

	As of March 31, 2006
Accrued benefit liability	Rs.	(35,396)

Net amount recognized	Rs.	(35,396)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Employee benefit plans (continued)
Components of net periodic benefit cost:

	Fiscal Year ended March 31, 2006
Service cost	Rs.	4,137
Interest cost		3,460
Expected return on plan assets		(3,725)
Cost price inflation index adjustment over net periodic pension cost		43

Net periodic pension cost adjusted by cost price inflation index	Rs.	3,915

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are:
Weighted-average assumptions used to determine benefit obligations:

As at March 31, 2006
Discount rate	5.25%
Rate of compensation increase	0.75%
Weighted-average assumptions used to determine net periodic benefit cost:

Fiscal Year ended March 31, 2006
Discount rate	5.25%
Rate of compensation increase	2.00%
Expected long-term return on plan assets	7.75%
Inflation rate of fiscal year	0.87%
Plan assets: The Company’s pension plan weighted-average asset allocations , by asset category are as follows:

Fiscal Year ended March 31, 2006
Equity	27%
Debt	73%
Estimated future benefit payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Fiscal Year ended March 31,
2007	Rs.	23,473
2008		28,118
2009		28,490
2010		26,143
2011		28,391
2012 to 2017		150,502

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
30. Related party transactions
          The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services

•	AR Chlorides for availing processing services of raw materials and intermediates

•	Dr. Reddy’s Holdings Private Limited for purchase and sale of active pharmaceutical ingredients and intermediates

•	Madras Diabetes Research Foundation for undertaking research on behalf of the Company

•	Dr. Reddy’s Heritage Foundation for purchase of services

•	SR Enterprises for transportation services

•	Manava Seva Dharma Samvardhani Trust for social contribution to which the Company has made contribution.
          The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities (“significant interest entities”).
          The Company has carried out transactions with its two affiliates, Perlecan Pharma and Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses by Perlecan Pharma and the purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan. The Company has also entered into transactions with employees, directors of the Company and their relatives.
          One of the Company’s executives and U.S. general counsel, hired on July 15, 2002, is a partner of a law firm that the Company engages for provision of legal services. Legal fees paid by the Company to the concerned law firm were Rs.423,137, Rs.468,758 and Rs.466,567 during the years ended March 31, 2004, 2005 and 2006 respectively.
          The following is a summary of significant related party transactions:

	Fiscal Year ended March 31,
	2004		2005		2006
Purchases from:
Significant interest entities	Rs.	59,889	Rs.	45,239	Rs.	182,870
Affiliates		107,801		39,278		5,410

Sales to:
Significant interest entities		1,185		1,055		32,255

Lease rental paid under cancelable operating leases to:
Directors and their relatives		16,891		17,144		18,927
Administrative expenses paid to:
Significant interest entities		4,793		4,649		7,401

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
30. Related party transactions (continued)
          The Company has the following amounts due from related parties:

	As of March 31,
	2005		2006
Significant interest entities		—	Rs.	6,084
Directors and their relatives	Rs.	3,680		4,380
Employee loans (interest free)		18,199		7,537
Affiliates		—		234,541

	Rs.	21,879	Rs.	252,542

          The Company has the following amounts due to related parties:

	As of March 31,
	2005		2006
Significant interest entities	Rs.	16,397	Rs.	18,958
Payable towards legal fees		123,106		131,392
Directors and their relatives		—		1,328

	Rs.	139,503	Rs.	151,678

As of March 31, 2006, the required repayments of employee loans are given below:

Repayable in the year ending March 31:
2007	Rs.	5,735
2008		1,448
2009		296
2010		58
2011		—
Thereafter		—

	Rs.	7,537

31. Commitments and Contingencies
          Capital Commitments: As of March 31, 2005 and 2006, the Company had committed to spend approximately Rs.192,161 and Rs.744,006 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
          Guarantees: In accordance with the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, the Company recognizes the fair value of guarantee and indemnification arrangements issued or modified by the Company, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
31. Commitments and Contingencies (continued)
          On December 14, 2001, in order to enable the Company’s affiliate Pathnet India Private Limited (“Pathnet”) to secure a credit facility of Rs.250,000 from ICICI Bank Ltd. (“ICICI Bank”), the Company issued a corporate guarantee amounting to Rs.122,500 in favor of ICICI Bank. Pathnet was an equity investee accounted for by the equity method. During the fiscal year ended March 31, 2006, the Company sold its stake in Pathnet and settled the guarantee by paying ICICI Bank Rs.21,000, representing the Company’s share of the loan amount then outstanding. The Company’s payment was determined based on its share of the outstanding guarantees of Pathnet’s credit facility.
          KRRP secured a credit facility of Rs.32,000 from Citibank, N.A. (“Citibank”). To enhance the credit standing of KRRP the Company issued during the fiscal year ended March 31, 2006, a corporate guarantee amounting to Rs.45,000 in favor of Citibank. The guarantee is required to be renewed every year and the liability of the Company may arise in case of non-payment or non-performance of other obligations of KRRP under its credit facility agreement with Citibank. As of March 31, 2006, it is not probable that the Company will be required to make payments under the guarantee. Accordingly, no liability has been accrued for a loss related to the Company’s obligation under this guarantee arrangement.
          Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company, however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently the Company appealed to the Supreme court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
          During the fiscal year ended March 31, 2006 the Company received a notice from the Government of India demanding the recovery of the price the Company charged for norfloxacin in excess of the maximum selling price fixed by the government of India, amounting to Rs.284,984 including interest thereon. The Company filed a writ petition in the High Court challenging the government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the Government of India, which amounts to Rs.77,149. The Company deposited this amount with the Government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that the possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
          During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company.
          During the fiscal year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company. Further, during the fiscal year ended March 31, 2006, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices.
          The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
31. Commitments and Contingencies (continued)
          In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
          Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.
32. Segment reporting and related information
a) Segment information
          The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations – Revenues by therapeutic product category; Gross profit

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics– Gross profit;

•	Critical care and biotechnology – Gross profit;

•	Drug discovery – Revenues and expenses.

•	Custom pharmaceutical services – Gross profit; and
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
32. Segment reporting and related information (continued)
          Formulations
          Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Fiscal Year ended March 31,
	2004		2005		2006
Gastro-intestinal	Rs.	1,624,811	Rs.	1,740,087	Rs.	2,252,528
Pain control		1,386,362		1,540,665		1,873,921
Cardiovascular		1,444,055		1,494,701		1,707,223
Anti-infectives		1,013,595		1,001,797		1,118,631
Dermatology		313,076		338,016		427,165
Others		1,732,039		1,526,753		2,535,664

	Rs.	7,513,938	Rs.	7,642,019	Rs.	9,915,132
Intersegment revenues[1]		19,519		17,702		40,426
Adjustments[2]		(25,979)		163,192		(29,603)

Total revenues	Rs.	7,507,478	Rs.	7,822,913	Rs.	9,925,955

Cost of revenues		2,450,906		2,280,473		3,024,070
Intersegment cost of revenues[3]		211,182		259,727		242,080
Adjustments[2]		(84,424)		(47,397)		(182,012)

	Rs.	2,577,664	Rs.	2,492,803	Rs.	3,084,138

Gross profit		4,871,369		5,119,521		6,689,408
Adjustments[2]		58,445		210,589		152,409

	Rs.	4,929,814	Rs.	5,330,110	Rs.	6,841,817

(1)	Intersegment revenues comprises transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Segment reporting and related information (continued)
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
          An analysis of gross profit for the segment is given below.

	Fiscal Year ended March 31,
	2004		2005		2006
Revenues from external customers	Rs.	6,973,891	Rs.	5,946,765	Rs.	7,448,681
Intersegment revenues[1]		602,060		742,294		1,064,816
Adjustments[2]		52,552		255,469		(275,440)

Total revenues	Rs.	7,628,503	Rs.	6,944,528	Rs.	8,238,057

Cost of revenues	Rs.	4,666,757	Rs.	4,499,140		5,462,935
Intersegment cost of revenues[3]		19,519		17,702		40,426
Adjustments[2]		416,082		496,713		413,239

	Rs.	5,102,358	Rs.	5,013,555	Rs.	5,916,600

Gross profit	Rs.	2,889,675	Rs.	2,172,217	Rs.	3,010,135
Adjustments[2]		(363,530)		(241,244)		(688,679)

	Rs.	2,526,145	Rs.	1,930,973	Rs.	2,321,456

(1)	Intersegment revenues comprises transfers to formulations, generics and custom pharmaceutical services and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the formulations segment to active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.
          An analysis of revenue by geography is given below:

	Fiscal Year ended March 31,
	2004		2005		2006
North America	Rs.	1,902,922	Rs.	1,848,963	Rs.	1,654,953
India		2,160,297		1,988,134		2,302,434
Europe		1,626,890		1,091,190		1,420,930
Others		1,983,551		2,032,258		2,865,743

		7,673,660		6,960,545		8,244,060
Adjustments[1]		(45,157)		(16,017)		(6,003)

	Rs.	7,628,503	Rs.	6,944,528	Rs.	8,238,057

(1) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Segment reporting and related information (continued)
          An analysis of revenues by key products is given below:

	Fiscal Year ended March 31,
	2004		2005		2006
Ciprofloxacin hydrochloride	Rs.	959,773	Rs.	619,112	Rs.	778,458
Ramipril		1,314,164		783,362		642,538
Terbinafine HCl		124,923		194,482		537,155
Ibuprofen		394,634		460,490		502,263
Sertraline hydrochloride		178,537		138,158		494,101
Ranitidine HCl Form 1 & 2		711,445		734,265		552,845
Naproxen sodium		437,339		470,044		380,409
Naproxen		233,835		229,553		374,997
Atorvastatin		211,192		252,466		321,139
Montelukast		29,825		52,626		241,090
Losartan potassium		214,231		180,528		172,682
Sparfloxacin		197,055		117,520		168,200
Nizatidine		159,592		216,757		160,857
Clopidogrel		140,310		79,586		139,941
Dextromethorphan HBr		182,775		165,836		134,884
Others		2,138,873		2,249,743		2,636,498

Total	Rs.	7,628,503	Rs.	6,944,528	Rs.	8,238,057

          Generics
          Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the fiscal year ended March 31, 2001 with the export of ranitidine 75mg and oxaprozin to the United States. The Company’s acquisition of beta Holding during the year ended March 31, 2006 has been assigned to this segment.
          An analysis of gross profit for the segment is given below.

	Fiscal Year ended March 31,
	2004		2005		2006
Revenues	Rs.	4,337,525	Rs.	3,577,421	Rs.	4,055,764
Less:
Cost of revenues		989,125		1,222,401		1,464,479
Intersegment cost of revenues[1]		335,342		397,969		704,321

		1,324,467		1,620,370		2,168,800

Gross Profit	Rs.	3,013,058	Rs.	1,957,051	Rs.	1,886,964

(1) Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Segment reporting and related information (continued)
          An analysis of revenues by key products for the fiscal years ended March 31, 2004, 2005, and 2006 is given below:

	Fiscal Year ended March 31,
	2004		2005		2006
Omeprazole	Rs.	325,304	Rs.	434,090	Rs.	786,341
Fluoxetine		1,825,546		857,927		381,265
Amlodipine		7,797		200,459		384,411
Ranitidine		205,799		194,003		235,621
Ibuprofen		183,973		198,666		251,430
Ciprofloxacin		28,057		196,010		158,158
Others		1,761,049		1,496,266		1,858,538

	Rs.	4,337,525	Rs.	3,577,421	Rs.	4,055,764

          Critical care and biotechnology
          Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the diagnostics, critical care and biotechnology segment is given below:

	Fiscal Year ended March 31,
	2004		2005		2006
Revenues	Rs.	411,028	Rs.	527,108	Rs.	691,074
Cost of revenues[1]		206,974		176,534		235,869

Gross profit	Rs.	204,054	Rs.	350,574	Rs.	455,205

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the critical care and biotechnology segment and is accounted for at cost to the transferring segment.
          Drug discovery
          The Company is involved in drug discovery through the research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Fiscal Year ended March 31,
	2004		2005		2006
Revenues	Rs.	—	Rs.	288,382		—

		—	Rs.	288,382		—

Research and development expenses	Rs.	729,434	Rs.	868,992	Rs.	814,485

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32.	Segment reporting and related information (continued)
     Custom pharmaceutical services (“CPS”)
     Custom pharmaceutical services operations relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s requirements. The Company’s acquisition of Falcon, Roche’s manufacturing facility in Mexico, during the year ended March 31, 2006 has been assigned to this segment.
     An increase in the revenues of custom pharmaceutical services business coupled with the acquisition of Falcon has resulted in disclosure of CPS as a separate segment. Segment data for the previous periods has been reclassified on a comparable basis. In earlier periods the result of CPS business was grouped under “Others” in segment information.

	Fiscal Year ended March 31,
	2004		2005		2006
Revenues	Rs.	113,094	Rs.	311,574	Rs.	1,326,828
Less:
Cost of revenues		2,213		—		829,302
Intersegment cost of revenues[1]		55,339		82,559		118,415
Adjustments		—		—		51,717

		57,552		82,559		999,434

Gross Profit	Rs.	55,542	Rs.	229,015	Rs.	327,394

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32.	Segment reporting and related information (continued)
(1) The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to deferral of up-front non-refundable license fees.
a)	Reconciliation of segment information to entity total

									Fiscal Year ended March 31,
	Fiscal Year ended March 31, 2004				Fiscal Year ended March 31, 2005				2006
	Revenues		Gross profit		Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	7,507,478	Rs.	4,929,814	Rs.	7,822,913	Rs.	5,330,110	Rs.	9,925,955	Rs.	6,841,817
Active pharmaceutical ingredients and intermediates		7,628,503		2,526,145		6,944,528		1,930,973		8,238,057		2,321,456
Generics		4,337,525		3,013,058		3,577,421		1,957,051		4,055,764		1,886,964
Critical care and biotechnology		411,028		204,054		527,108		350,574		691,074		455,205
Drug discovery		—				288,382		288,382		—		—
Custom pharmaceutical services		113,094		55,542		311,573		229,015		1,326,828		327,394
Others		105,894		37,654		47,441		47,441		29,369		16,798

	Rs.	20,103,522	Rs.	10,766,267	Rs.	19,519,366	Rs.	10,133,546	Rs.	24,267,047	Rs.	11,849,634

b)	Analysis of revenue by geography
     The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Fiscal Year ended March 31,
	2004		2005		2006
India	Rs.	7,143,798	Rs.	6,693,042	Rs.	8,272,468
North America		5,319,160		4,349,191		3,983,860
Russia and other countries of the former Soviet Union		2,285,838		2,782,171		3,559,477
Europe		2,788,648		2,868,233		4,326,366
Others		2,566,078		2,826,729		4,124,876

	Rs.	20,103,522	Rs.	19,519,366	Rs.	24,267,047

c)	Analysis of property, plant and equipment by geography
     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,
	2005		2006
India	Rs.	6,723,966	Rs.	7,063,595
North America		157,549		1,511,068
Russia and other countries of the former Soviet Union		34,681		30,118
Europe		122,449		468,314
Others		19,663		13,236

	Rs.	7,058,308	Rs.	9,086,331

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
33.	Other operating (income)/ expense, net
     Other operating (income)/ expense consists of the following:

	Fiscal Year ended March 31,
	2004		2005		2006
(Profit) / loss on sale of property, plant and equipment	Rs.	29,319	Rs.	(1,810)	Rs.	(320,361)
Loss on sale of subsidiary interest		58,473		8,122		—
Other		(4,584)		343		—

	Rs.	83,208	Rs.	5,969	Rs.	(320,361)

     The above profit on sale of property, plant and equipment for the fiscal 2006 includes an amount of Rs.387,337 on account of sale of one of the manufacturing facilities of the Company in Goa.
34.	Subsequent event (Unaudited)
     On July 28, 2006, the members of the Company approved a one-for-one stock dividend on the equity shares of the Company. Consquently the authorised capital of the Company was increased from Rs.500,000 as of March 31, 2006 to Rs.1,000,000 effective July 28, 2006. The stock dividend has the nature of a stock split with one additional share being issued for every share held. The additional share of common stock was distributed to shareholders of record on August 30, 2006.
     Information pertaining to shares and earnings per share has not been restated in the consolidated financial statements and notes to the consolidated financial statements to reflect this change in capital structure. This information will be presenented in the Company’s September 30, 2006 interim condensed financial statements when this change in capital structure becomes effective. Information on a unaudited pro forma basis, reflecting the impact of the stock dividend on the earning per share for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	Fiscal Year ended March 31,
	2004	2005	2006	2006
				Convenience
				translation
				into U.S.$
Net income	2,474,153	211,248	1,628,857	36,620
Earnings per equity share:
Basic	16.17	1.38	10.64	0.24
Diluted	16.16	1.38	10.62	0.24

Weighted average number of equity shares used in computing earnings per equity share:
Basic	153,027,528	153,037,898	153,093,316	153,093,316
Diluted	153,099,196	153,119,602	153,403,846	153,403,846

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits

1.1.*/***	Memorandum and Articles of Association of the Registrant dated February 4, 1984.

1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.

1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.

2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.

4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.

4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.

4.3****	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006

8.	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed on March 26, 2001 with the SEC along with Form F-1

**	Previously filed on October 31, 2002 with the SEC along with Form S-8.

***	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.

****	Portions of exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20—F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Dr. Reddy’s Laboratories Limited,

	By:	/s/ G.V. Prasad

G.V. Prasad Executive Vice Chairman and CEO

For Dr. Reddy’s Laboratories Limited,

	By:	/s/ Saumen Chakraborty

Saumen Chakraborty
Hyderabad, India October 2, 2006		Chief Financial Officer