Form 20-F
period 2007-03-31
DR REDDYS LABORATORIES LTD
filed 2007-09-26
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2007
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
167,912,180 Equity Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes     ☑                    No     ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes     ☐                    No     ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YesYes     ☑                    No     ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):
Large accelerated filerYes     ☑                    Accelerated filer     ☐                    Non-accelerated filer     ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
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
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we,” “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this annual report on Form 20-F are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 30, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.43.10 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. As of September 24, 2007, that rate was Rs.39.50 per U.S.$1.00.
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
3.A. Selected financial data
     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects, which are included elsewhere in this annual report. The selected consolidated statements of income data for the five years ended March 31, 2007 and selected consolidated balance sheet data as of March 31, 2003, 2004, 2005, 2006 and 2007 have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes except for cash dividend per share. The selected consolidated financial data presented below for fiscal year 2006 reflects the acquisition of Industrias Quimicas Falcon de Mexico effective December 30, 2005 and beta Holding GmbH effective March 3, 2006. The selected consolidated financial data presented below for fiscal year 2006 reflects the acquisition of Industrias Quimicas Falcon de Mexico effective December 30, 2005 and beta Holding GmbH effective March 3, 2006 and therefore the results for fiscal year 2006 are not comparable to the results for prior fiscal years. The selected consolidated financial data presented below for fiscal year 2007 reflects the acquisition of Industrias Quimicas Falcon de Mexico and beta Holding GmbH for the full year and hence is not comparable with results for prior fiscal years.

	Fiscal Year Ended March 31,
	2003**		2004**		2005**		2006		2007
	(Rs.in millions, U.S.$ in thousands, except share and per share data)
											Convenience
											translation into
											U.S.$ (unaudited)
Income Statement Data:
Product sales	Rs.	18,069.8	Rs.	20,081.2	Rs.	19,126.2	Rs.	24,077.2	Rs.	64,185.4	U.S.$	1,489,220
License fees		—		—		345.7		47.5		27.5		639
Services income		3.9		22.3		47.5		142.3		882.2		20,468

Total revenues		18,073.7		20,103.5		19,519.4		24,267.0		65,095.1		1,510,327
Cost of revenues		7,744.9		9,337.3		9,385.9		12,417.4		34,219.5		793,957

Gross profit		10,328.8		10,766.2		10,133.5		11,849.6		30,875.6		716,370
Operating expenses:
Selling, general and administrative expenses		5,103.2		6,542.5		6,774.6		8,028.9		14,051.1		326,012
Research and development expenses, net		1,411.8		1,991.6		2,803.3		2,153.0		2,462.7		57,138
Amortization expenses		419.5		382.9		349.9		419.9		1,570.9		36,448
Write-down of intangible assets		—		—		—		—		1,770.2		41,072
Foreign exchange (gain)/loss		70.1		(282.5)		488.8		126.3		(136.8)		(3,173)
Other operating (income) / expenses, net		0.2		83.2		6.0		(320.4)		(67.0)		(1,555)

Total operating expenses		7,004.8		8,717.7		10,422.6		10,407.7		19,651.1		455,942

Operating income/(loss)		3,324.0		2,048.5		(289.1)		1,441.9		11,224.5		260,428
Equity in loss of affiliates		(92.1)		(44.4)		(58.1)		(88.2)		(62.7)		(1,454)
Other (expense) / income, net		576.8		535.9		454.2		533.6		(661.5)		(15,348)

Income before income taxes and minority interest		3,808.7		2,540.0		107.0		1,887.3		10,500.3		243,626

Income taxes (expense)/benefit		(398.1)		(69.2)		94.3		(258.3)		(1,176.9)		(27,307)
Minority interest		(6.7)		3.4		9.9		(0.1)		3.5		81
Net income	Rs.	3,403.9	Rs.	2,474.2	Rs.	211.2	Rs.	1,628.9	Rs.	9,326.9	U.S.$	216,400

Earnings per equity share:
Basic	Rs.	22.24	Rs.	16.17	Rs.	1.38	Rs.	10.64	Rs.	58.82	U.S.$	1.36
Diluted	Rs.	22.24	Rs.	16.16	Rs.	1.38	Rs.	10.62	Rs.	58.56	U.S.$	1.36
Weighted average number of equity shares used in computing earnings per equity share:*
Basic***		153,031,896		153,027,528		153,037,898		153,093,316		158,552,422		158,552,422
Diluted***		153,031,896		153,099,196		153,119,602		153,403,846		159,256,476		159,256,476
Cash dividend per share (excluding dividend tax)	Rs.	2.50	Rs.	5.00	Rs.	5.00	Rs.	5.00	Rs.	3.75	U.S.$	0.09

*	Each ADR represents one equity share.

**	Effective as of fiscal year 2004, we selected the retroactive modified method of adoption described in Statement of Financial Accounting Standards No. 148 Accounting for Stock Based Compensation – Transition and Disclosure. Accordingly, the operating results for the fiscal year ended March 31, 2003, which is the only prior period impacted, have been modified in accordance with the retroactive modified method of adoption.

The Company has reclassified certain expense/income for the fiscal years ended March 31, 2003, 2004 and 2005, between cost of revenues, operating expenses, revenues, other expense/income and other operating expense/income, to conform to the presentation for the year ended March 31, 2006. These reclassifications increased the previously reported gross profit of fiscal year 2003, 2004 and 2005 by Rs.106.6 million, Rs.31.1 million and Rs.47.4 million, respectively, and increased / (reduced) the previously reported operating income of fiscal years 2003 and 2004 by Rs.106.4 million and Rs.(31.7) million, respectively, and reduced the operating loss for the fiscal year 2005 by Rs.77.3 million. There is however, no change in the previously reported net income for the fiscal years 2003, 2004 and 2005.

***	On August 30, 2006, we distributed a stock dividend of one equity share for each equity share and ADS issued and outstanding as of August 29, 2006. The number of equity shares and per share information presented in the above select consolidated financial data reflect the effect of this stock dividend.

	Fiscal Year Ended March 31,
	2003		2004		2005		2006		2007
	(Rs.in millions, U.S.$ in thousands)
											Convenience
											translation into
											U.S.$(unaudited)
Other Data:
Net cash provided by / (used in):
Operating activities	Rs.	4,366.7	Rs.	3,999.2	Rs.	2,291.6	Rs.	1,643.1	Rs.	11,804.5	U.S.$273,887
Investing activities		(1,954.7)		(6,506.1)		632.9		(34,524.4)		592.5	13,746
Financing activities		(153)		(376.1)		1,931.3		27,210.9		1,753.7	40,689
Effect of exchange rate changes on cash		(95)		(14.2)		55.8		95.1		118.2	2,741
Expenditures on property, plant and equipment		(1,515.7)		(2,415.6)		(1,749.2)		(1,873.3)		(4,477.2)	(103,879)

	As of March 31,
	2003		2004		2005		2006		2007
	(Rs.in millions, U.S.$ in thousands)
											Convenience
											translation into
											U.S.$(unaudited)
Balance Sheet Data:
Cash and cash equivalents	Rs.	7,273.4	Rs.	4,376.2	Rs.	9,287.9	Rs.	3,712.6	Rs.	17,981.4	U.S.$417,203
Working capital		12,023.5		11,103.3		10,770.9		1,345.1		18,933.0	439,280
Total assets		23,091.7		26,619.3		29,288.4		68,768.1		85,919.1	1,993,483
Total long-term debt, excluding current portion		40.91		31.0		25.1		20,937.1		17,871.0	414,640
Net assets		18,831.8		21,039.4		20,953.2		22,271.7		41,578.2	964,692
Total stockholders’ equity		18,831.8		21,039.4		20,953.2		22,271.7		41,578.2	964,692
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

Fiscal Year Ended
March 31,	Period End	Average	High	Low
2003	47.53	48.43	49.07	47.53
2004	43.40	45.96	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007	43.10	45.06	46.83	42.78
     The following table sets forth the high and low exchange rates for the previous six months and is based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
Mar 2007	44.43	42.78
April 2007	43.05	40.56
May 2007	41.04	40.14
June 2007	40.27	40.90
July 2007	40.12	40.42
August 2007	41.15	40.25
On September 24, 2007 the noon buying rate in the city of New York was Rs.39.50 per U.S. dollar.

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
     Increasing expenditures for health care have been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. The existence of price controls can limit the revenues we earn from our products. In the United States, numerous proposals that would effect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006. In Germany, an important market for us, the government has introduced several healthcare reforms in order to control healthcare spending and promote the prescribing of generic drugs. As a result, the prices of generic pharmaceutical products in Germany have declined and may further decline in the future. Similar developments may take place in our other key markets. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.
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
     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 amended the Hatch-Waxman Act and provide that the 180-day market exclusivity period is triggered by the commercial marketing of the product, as opposed to the old rule under which the exclusivity period was triggered by a final, non-appealable court decision. However, the Medicare Prescription Drug Act also contains forfeiture provisions, which, if met, will deprive the first Paragraph IV filer of exclusivity. As a result, under certain circumstances, we may not be able to exploit our 180-day exclusivity period since it may be forfeited prior to our being able to market the product.
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
     As of March 31, 2007, we market our products in over 86 countries. Our products are marketed in most of these countries through our subsidiaries as well as joint ventures. Since we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.
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
     In order to enhance our business, we frequently seek to acquire or make strategic investments in complementary businesses or products, or to enter into strategic partnerships or alliances with third parties. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We compete with others to acquire companies, and we believe that this competition has intensified and may result in decreased availability or increased prices for suitable acquisition candidates. Even after we identify acquisition candidates and/or announce that we plan to acquire a company, we may ultimately fail to consummate the acquisition. For example, we may be unable to obtain necessary acquisition financing on terms satisfactory to us or may be unable to obtain necessary regulatory approvals, including the approval of antitrust regulatory bodies. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions and the management and financial resources required to pursue such transactions may affect our competitiveness and our growth prospects.
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
     Our full time directors together with members of their immediate families, in the aggregate, beneficially own 25.18% of our issued shares as at March 31, 2007. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of your ADSs may be adversely affected or you might be deprived of a potential opportunity to sell your ADSs at a premium.
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
     Our principal subsidiaries are located in the United States, United Kingdom, Germany and Russia and each has significant local operations. A significant portion of our revenues are in other currencies, especially the U.S. dollar, Euro, Rouble and Pound Sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in rupees may decrease.
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
RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES
          We are an Indian company and a substantial part of our operations are conducted, and most of our assets are located, in India. In addition, approximately 14.1% of our total revenues for fiscal 2007 were derived from sales in India. As a result, the following additional risk factors apply.
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
     In addition, although India’s inflation levels were relatively moderate during fiscal 2007, its inflation levels have been much higher at times during the past decade. According to the monthly economic report for March 2007 released by the department of economic affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index (Base 1993-94=100), was 5.74% for the week ended March 31, 2007 as compared with 3.98% for the week ended April 1, 2006. The trend may continue and the rate of inflation may further rise. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.
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
     Indian legal restrictions may limit the supply of our ADSs. The only way to add to the supply of our ADSs will be through a primary issuance because the depositary is not permitted to accept deposits of our outstanding shares and issue ADSs representing those shares. However, an investor in our ADSs who surrenders an ADS and withdraws our shares will be permitted to redeposit those shares in the depositary facility in exchange for our ADSs. In addition, an investor who has purchased our shares in the Indian market will be able to deposit them in the ADS program, but only in a number that does not exceed the number of underlying shares that have been withdrawn from and not re-deposited into the depositary facility. Moreover, there are restrictions on foreign institutional ownership of our shares as opposed to our ADSs.
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
ITEM 4. INFORMATION ON OUR COMPANY
4.A. History and development of our company
     Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter and our current Chairman, Dr. K. Anji Reddy as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 4507 (Company Identification No. U85195AP1984PTC004507). Our registered office is situated at 7-1-27, Ameerpet, Hyderabad – 500 016, Andhra Pradesh, India and the telephone number of our registered office is +91-40-23731946. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc. 200 Somerset Corporate Boulevard (Bldg II), Bridgewater, New Jersey 08807.
     Key business developments:
     In April 2006, we launched sales of fexofenadine hydrochloride, the AB-rated generic equivalent of Allegra®, despite the fact that litigation was still pending with Sanofi-Aventis, the holder of patents for this branded product. We continue to sell this generic product. This is the only product that we have launched prior to the resolution of outstanding patent litigation. In September 2002, we filed an ANDA for fexofenadine hydrochloride tablets 30 mg, 60 mg and 180 mg with a Paragraph IV certification on all orange book patents. We were granted summary judgment with respect to three patents. Five patents remain in the litigation, which is pending in the United States District Court for the District of New Jersey.
     In May 2006, our wholly owned subsidiary, Reddy Pharma Iberia, S.A., acquired marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”) for a total consideration of Rs.218.9 million (Euro 3.7 million). As a result of this acquisition, we acquired an opportunity to sell those products using their existing brand names through our generics sales and marketing network.
     In June 2006, we launched sales of Proscar® and Zocor® as authorized generics pursuant to an agreement we entered into with Merck & Co., Inc. (“Merck”) in January 2006. This agreement permitted us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®, respectively) upon the expiration of Merck’s patents covering these products, provided that one or more other companies obtain 180-day exclusivity after the expiration of the patents for either product. Subsequent to our entering into this agreement, the patents for both of these products expired and other companies obtained 180-day exclusivity, thereby allowing us to launch the authorized generics products. Under this agreement, during the 180-day exclusivity period, we procured these products from Merck at specified rates and sold them to our customers.
     In September 2006, we entered into an agreement with ClinTec International for the joint development of an anti-cancer compound, DRF 1042, belonging to the Topoisomerase inhibitors class of compounds, for use as potential treatment of various types of cancer. We have completed Phase I clinical trials for DRF 1042 in India. Under the terms of the agreement, we and ClinTec International will co-develop DRF 1042, undertaking Phase II and Phase III clinical trials, with the aim of securing U.S. FDA and European Agency for the Evaluation of Medicinal Products (“EMEA”) approvals. We have granted ClinTec International the commercialization rights for most of Europe, including major European markets, and we retain the commercialization rights for the rest of the world, including the United States. Upon commercialization of the product, we will receive a royalty on sales by ClinTec

International in its designated territories and ClinTec International will receive a royalty on sales by us in the United States. In the event either party out-licenses the drug product, the proceeds from such an arrangement will be shared by both the parties in a pre-determined ratio (excluding the proceeds from out-licenses of the drug product to our territories outside the United States). We will also retain the exclusive, worldwide rights to supply commercial quantities of the drug product.
     In October 2006, we settled patent litigation with GlaxoSmithKline plc (“GlaxoSmithKline”) relating to sumatriptan succinate tablets, the generic version of GlaxoSmithKline’s Imitrex® tablets. The terms of the settlement, which remain subject to government review, provide that we may exclusively distribute an authorized generic version of sumatriptan succinate tablets (in the 25 mg, 50 mg and 100 mg strengths) in the United States, with an expected launch date late in the fourth quarter of calendar year 2008, ahead of the expiration of the pediatric exclusivity on the applicable patent on February 6, 2009. GlaxoSmithKline’s Imitrex® tablets, which are indicated for the acute treatment of migraine attacks in adults, had U.S. sales of U.S.$890 million for the 12 month period ending June 30, 2006 according to Operations Research Group International Medical Statistics (“ORG IMS”) in its moving annual total report.
     In November 2006, we completed a public offering of 14,300,000 American Depositary Shares and raised U.S.$228.8 million (including sales pursuant to the underwriters’ over allotment option). The final prospectus supplement was filed with the Securities and Exchange Commission on November 17, 2006 and the offering was completed on November 22, 2006.
     In December 2006, the U.S. FDA granted final approval for our Abbreviated New Drug Application (“ANDA”) for Ondansetron Hydrochloride tablets, 4 mg, 8 mg, 16 mg and 24 mg. As the first company to file an ANDA containing a paragraph IV certification for this product, we were awarded a 180-day period of marketing exclusivity. We commenced the shipment of this product in December 2006. Our Ondansetron Hydrochloride tablets are the AB-rated generic equivalent of GlaxoSmithKline’s Zofran® tablets, a product indicated for the prevention of nausea and vomiting associated with cancer treatment.
     During fiscal 2007, we filed 33 ANDAs, including seven Paragraph IV filings. As of March 31, 2007, we had 69 ANDAs pending at the U.S. FDA. During fiscal 2007, we filed 56 Drug Master Files (“DMFs”) with the U.S. FDA. We also filed 479 dossiers in various international markets.
     As of March 31, 2007, our capital work-in-progress was Rs.2,805.2 million, primarily in India. Our capital work-in-progress is financed entirely through internally generated funds. We are in the process of expanding our existing facilities in our API, generics, integrated product development organization, custom pharmaceutical services and biotechnology businesses.
     During fiscal 2006 and fiscal 2007, no third party made any public takeover offers in respect of our shares and we did not make any public offers to take over any other company.
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
     Our total revenues for fiscal 2007 were Rs.65,095.1 million (U.S.$1,510.3 million). We derived 14.1% of these revenues from sales in India, 43.5% from the United States and Canada (“North America”), 7.3% from Russia and other countries of the former Soviet Union, 22.8% from Europe and 12.3% from other countries. Our net income for fiscal 2007 was Rs.9,326.8 million (U.S.$216.4 million).
OUR STRATEGY
     Our vision is to build a discovery-led global pharmaceutical company, with a strong pipeline of generics as well as innovative products. Our strategy to achieve this vision is as follows:
•	Our core businesses of active pharmaceutical ingredients and intermediates and formulations are well established with a track record of growth and profitability. We are focused on cost competitiveness and improving our position in existing markets and expanding into selected new markets in an effort to continue this growth and profitability.

•	In our global generics business, we are building a pipeline of products that will help us drive growth in the medium-term in the United States and Europe. We are focusing on key markets in Europe, including Germany, Spain, Italy, France and Poland in order to build a dominant presence in these markets.

•	We are also actively pursuing external business development opportunities to supplement our internal growth initiatives, including acquisitions and alliances.

•	We are also focused on positioning our custom pharmaceutical services business as partner of choice for the strategic outsourcing needs of innovator pharmaceutical companies.

•	In addition, we are focusing our investments on innovation led businesses, including drug discovery with a goal of building our drug discovery pipeline, and specialty pharmaceuticals, which is currently in the research and development phase. These businesses, while being investment intensive and having long lead times, have the potential to provide significant growth as well as sustained revenues and profitability for much longer periods due to patent protected franchises.

OUR PRINCIPAL AREAS OF OPERATIONS
     The following table shows our revenues and percentage of total revenues of our formulations, active pharmaceutical ingredients and intermediates, generics, critical care and biotechnology and drug discovery segments for fiscal 2005, 2006 and 2007, respectively:

	Fiscal Year Ended March 31,
Segment	2005			2006			2007
	(Rs.in millions, U.S.$ in thousands)
Formulations	Rs.	7,822.9	40.1%	Rs.	9,925.9	40.9%	Rs.	12,318.9	18.9%	U.S.$	285,822
Active pharmaceutical ingredients and intermediates		6,944.5	35.6		8,238.0	34.0		11,826,8	18.2		274,404
Generics		3,577.4	18.3		4,055.8	16.7		33,224.2	51.0		770,863
Critical care and biotechnology		527.1	2.7		691.1	2.8		823.9	1.3		19,115
Drug discovery		288.4	1.5		—			136.8	0.2		3,174
Custom pharmaceutical services		311.6	1.6		1,326.8	5.5		6,599.8	10.1		153,127
Other		47.5	0.2		29.4	0.1		164.8	0.3		3,824

Total revenues	Rs.	19,519.4	100.0%	Rs.	24,267.0	100.0%	Rs.	65,095.1	100.0%	U.S.$	1,510,327

Formulations Segment
     Formulations, also referred to as branded finished dosages, are finished pharmaceutical products ready for consumption by the patient. Branded means we package the formulations for sale under our brand name. We sell branded formulations in India, Russia and other emerging markets. Formulations accounted for 18.9% of our revenues in fiscal 2007.
Markets
     We export our branded formulations to over 40 countries worldwide. Our major markets in this segment are India, Russia and other countries of the former Soviet Union, Central Eastern Europe, Southeast Asian countries and Latin America. We have also expanded our presence in emerging markets, such as Romania, Albania, South Africa, Venezuela and in the Middle East region. We have progressively increased the number of countries in which we market our formulations by registering our products in various markets around the world. During fiscal 2007, we filed 376 new product dossiers in various countries around the world. Our formulations portfolio includes brands covering several therapeutic segments.
     The following table sets forth formulations revenues by geographic area for fiscal 2005, 2006 and 2007, respectively:

	Fiscal Year Ended March 31,
	2005			2006			2007
Country	Revenues		% Total(1)	Revenues		% Total(1)	Revenues				% Total(1)
	(in millions)			(in millions)			(in millions)
India	Rs.	4,360.2	55.7%	Rs.	5,525.7	55.7%	Rs.	6,415.0	U.S.$	148.8	52.1%
Russia		2,107.2	26.9		2,583.2	26.0		3,494.3		81.1	28.4
Ukraine		257.8	3.3		413.4	4.2		557.3		12.9	4.5
Kazakhstan		183.7	2.3		239.4	2.4		319.8		7.4	2.6
Romania		102.6	1.3		192.3	1.9		337.5		7.8	2.7
Belarus		140.1	1.8		156.4	1.6		203.0		4.7	1.6
South Africa		52.1	0.7		142.0	1.4		179.0		4.2	1.5
Vietnam		73.5	0.9		95.0	1.0		57.9		1.3	0.5
Venezuela		96.0	1.2		55.6	0.6		153.1		3.6	1.2
Myanmar		68.1	0.9		81.4	0.8		101.4		2.4	0.8
Others		381.6	4.9		441.7	4.4		500.4		11.6	4.1

Total	Rs.	7,822.9	100.0%	Rs.	9,925.9	100.0%	Rs.	12,318.9	U.S.$	285.8	100.0%

(1)	Refers to our revenues from formulations sales in the applicable country expressed as a percentage of our total revenues from formulations sales throughout the world.
     India. Our revenues from sales of formulations in India were 52.1% of our total formulations sales in fiscal 2007. In India, our formulations business focuses mainly on the therapeutic categories of cardiovascular, diabetes management, gastro-intestinal and pain management. As of March 31, 2007, we had a total of 130 brands. Our top ten brands together accounted for 51.5% of our formulations revenues in India in fiscal 2007. Our sales of formulations in India grew 16.6% in fiscal 2007 as compared to the industry average growth of 14.3% according to ORG IMS in its March Moving Annual Total report for the 12-month period ending March 2007. According to ORG IMS, as of March 2007, we had 38 brands that were ranked either first or second in terms of sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”) report for the period November 2006 to February 2007, which measures doctors’ prescriptions, we were the sixth most prescribed company in India.
     New product launches during fiscal 2007 accounted for 3.8% of our revenues from sales of formulations in India. Key product launches included Leon, our brand of levofloxacin; Pecef, our brand of cefpodoxime; Becelac Forte, our brand of lactic acid bacillus fortified with vitamins; Doxobid, our brand of and Doxofylline; and Niltan, our brand of a combination of four phytochemicals, arbutin, glabridin, boswellin, and umbelliferin.
     The following table provides a summary of our sales in India in our therapeutic categories for fiscal 2005, 2006 and 2007, respectively:

	Fiscal Year Ended March 31,
	2005				2006				2007
	Number				Number				Number
Therapeutic	of our				of our				of our
Category (1)	Products	Revenues		%(2)	Products	Revenues		%(2)	Products(3)	Revenues				%(2)
		(in millions)				(in millions)
Cardiovascular	35	Rs.	937.6	21.5	32	Rs.	1,094.1	19.8	45	Rs.	1222.5	U.S.$	28.1	19.1
Gastro-intestinal	38		902.00	20.7	33		1037.5	18.8	35		1292.1		29.7	20.1
Pain management	19		713.7	16.4	19		781.6	14.1	20		968.4		22.3	15.1
Diabetes management	21		297.9	6.8	24		458.5	8.3	25		479.9		11.0	7.5
Neutraceuticals	16		243.9	5.6	14		313.8	5.7	13		324.0		7.5	5.1
Anti-infectives	19		324.1	7.4	16		295.9	5.4	21		367.6		8.5	5.7
Dermatology	16		206.5	4.7	18		253.5	4.6	16		285.6		6.6	4.5
Dental	22		177.3	4.1	21		220.4	4	23		235.5		5.4	3.7
Urology	17		131.5	3.0	14		148.7	2.7	16		205.9		4.7	3.2
Respiratory	14		177.5	4.1	11		140.2	2.5	13		172.4		4.0	2.7
Gynecology	7		110.9	2.5	8		124.1	2.2	9		126.7		2.9	2.0
Others	10		137.3	3.1	25		657.4	11.9	38		734.4		16.9	11.4

Total	234	Rs.	4,360.2	100.0%	235	Rs.	5,525.7	100.0%	274	Rs.	6415.0	U.S.$	147.6	100.0%

(1)	The categorization into therapeutic segments is based on current marketing practice and focuses on therapies.

(2)	Refers to the therapeutic category’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

(3)	Products of the same strength sold in different packs have been re-grouped as one product in fiscal 2007.
     The following tables summarize the position of our top 10 brands in the Indian market for fiscal 2005, 2006 and 2007, respectively:

			Rank of our Brand	Market Share of
	Therapeutic	Therapeutic Sub-	Within Product	Our Brand Within	Brand
Brand	Category	Category(1)	Category(1)	Product Category (2)	Growth(3)
Nise	Pain management	Non-steroidal anti-inflammatory	1	28%	25%
Omez	Gastro-intestinal	Anti-ulcerant	1	49.3	13.4
Stamlo	Cardiovascular	Anti-hypertensive	1	23.6	4.1
Stamlo beta	Cardiovascular	Anti-hypertensive	2	16.4	7.9
Enam	Cardiovascular	Anti-hypertensive	2	24.8	(2.3)
Atocor	Cardiovascular	Lipid lowering agent	4	8.8	15.3
Razo	Gastro-intestinal	Anti-ulcerant	1	11.7	41.9
Reclimet	Diabetes management	Sulphonylurea anti-diabetic	2	13.0	49.7
Clamp	Anti-infectives	Anti-infectives	4	8.4	15.6
Mintop	Dermatology	Alopecia	1	62.2	8

(1)	Therapeutic sub-categories are the specific groups within each therapeutic category and product categories are the compound groups within each therapeutic sub-category. Source: Derived from Operations Research Group March 2007.

(2)	Refers to our brand’s revenues from sales in India expressed as a percentage of total revenues from sales in respective product categories in India. Source: Derived from ORG IMS in its Moving Annual Total report for the 12 month period ending March 2007.

(3)	Revenue growth determined based on retail sales over the corresponding 12-month period for the previous year. Source: Derived from ORG IMS in its Moving Annual Total report for the 12 month period ending March 2007.

	Fiscal Year Ended March 31,
Brand	2005		2006		2007
					(in millions)				%Total(1)
Nise	Rs.	537.9	Rs.	736.0	Rs.	872.5	U.S.$	20.1	13.5%
Omez		528.1		690.8		829.2		19.1	12.9
Stamlo		298.2		339.7		369.8		8.5	5.8
Stamlo Beta		186.7		262.8		267.3		6.1	4.2
Razo		65.2		127.3		211.0		4.9	3.3
Atocor		115.8		167.2		188.8		4.3	2.9
Enam		162.1		172.7		174.1		4.0	2.7
Reclimet		79.1		123.7		137.9		3.2	2.2
Clamp		100.6		118.3		134.7		3.1	2.1
Mintop		98.4		109.1		118.7		2.7	1.9

Total	Rs.	2,172.1	Rs.	2,847.6	Rs.	3304.0	U.S.$	76.0	51.5

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.
     Russia. Russia is our largest international market in our formulations business and our sales of formulations in this market accounted for 28.4% of our revenues in the formulations segment in fiscal 2007. Pharmexpert, a market research firm, ranked us 15th in sales in Russia with a market share of 1.31% as of March 2007 in its moving annual total report for first quarter 2007 (the “Pharmexpert MAT Q1 2007 Report”). Pharmexpert also reported that the market growth during fiscal 2007 was 24%. All of the companies ranked ahead of us by Pharmexpert were either multinational corporations or of European origin. Accordingly, we were the top ranked Indian pharmaceutical company in Russia.
     The following table provides a summary of our revenues in Russia by therapeutic category for fiscal 2005, 2006 and 2007, respectively:

	Fiscal Year Ended March 31,
	2005				2006				2007
	Number				Number				Number
Therapeutic	of			%	of			%	of					%
Category	Products	Revenues		Total(1)	Products	Revenues		Total(1)	Products	Revenues				Total(1)
		(in millions)				(in millions)				(in millions)
Pain management	9	Rs.	660.3	31.3%	9	Rs.	929.6	36.0%	9	Rs.	1324.8	U.S.$	30.5	37.9%
Anti-infectives	7		505.1	24.0	6		546.5	21.2	6		602.2		13.9	17.2
Gastro-intestinal	2		493	23.4	3		608.6	23.6	6		841.8		19.4	24.1
Cardiovascular	4		306.2	14.5	4		288.9	11.2	4		266.1		6.1	7.6
Dermatology	4		96.4	4.6	4		142.4	5.5	4		192.2		4.4	5.5
Others	7		46.2	2.2	6		67.1	2.6	10		267.3		6.8	7.7

Total	33	Rs.	2,107.2	100.0%	32	Rs.	2,583.1	100.0%	39	Rs.	3,494.3		81.1	100.0%

(1)	Refers to the therapeutic category’s revenues from sales in Russia expressed as a percentage of our total revenues from sales in all of our therapeutic categories in Russia.
     The following table provides a summary of our principal products in the Russian market for fiscal 2005, 2006 and 2007, respectively:

	Fiscal Year Ended March 31,
		2005			2006			2007
	Therapeutic
Brand	Category	Revenues		%Total(1)	Revenues		%Total(1)	Revenues				%Total(1)
		(in millions)			(in millions)			(in millions)
Omez	Gastro-intestinal	Rs.	488.7	23.2%	Rs.	603.5	23.4%	Rs.	819.7	U.S.$	18.9	23.5%
Ketorol	Pain management		339.3	16.1%		511.9	19.8%		633.0		14.6	18.1%
Nise	Pain management		296.8	14.1%		379.2	14.7%		665.3		15.3	19.0%
Ciprolet	Anti-infectives		450.2	21.4%		484.7	18.8%		543.9		12.5	15.6%

Total		Rs.	1,575.0	74.7%	Rs.	1,979.3	76.6%	Rs.	2,661.9	U.S.$	61.2	76.2%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all formulation sales in Russia.
     Our top four brands, Omez, Ciprolet, Ketorol and Nise, accounted for 76.2% of our formulations revenues in Russia in fiscal 2007. Omez, our anti-ulcerant product and Ciprolet, our product in the anti-infective segment, are ranked as the 47th and 83rd best selling formulation brands, respectively, in the Russian market as of March 2007 by Pharmexpert in its MAT Q1 2007 Report. Nise has also entered Pharmexpert’s top 100 rankings at number 79 and has become the top selling non-steroidal anti-inflammatory drug on the Russian pharmaceutical market for the year ended December 2006 according to Pharmexpert MAT Q1 2007 Report.
     Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, anti-infectives and cardiovascular. Our focus is on building brand leaders in these therapeutic segments. Omez, Ciprolet, Enam and Nise continued to be brand leaders in their respective categories, as reported by the Pharmexpert MAT Q1 2007 Report.

     Growth during the year was driven by marketing initiatives such as targeting the hospital segment, greater penetration in the key cities of Moscow and St. Petersburg, marketing campaigns for key products and an over the counter (“ OTC”), initiative for certain brands.
     During fiscal 2007, we further expanded our Russian sales force. The hospital division has 26 hospital specialists and nine key account managers, focused on expanding our present network of relationships with hospitals and institutes. The OTC division has 39 medical representatives, whose focus is to establish a network of relationships with OTC distributors in preparation for future OTC product launches
     Other Markets. We have operations in former Soviet Union countries other than Russia, including Ukraine, Kazakhstan, Belarus and Uzbekistan. We also have operations in other emerging markets, such as Venezuela, Vietnam, South Africa, Romania and Myanmar. Our export of formulations to these countries accounted for 15.4% of the revenues in our formulations segment in fiscal 2007.
     In South Africa, we market through our partially owned subsidiary, Dr. Reddy’s Laboratories (Proprietary) Limited (DRLPL). As of March 31, 2007, we held a 60% equity interest in DRLPL. We currently market eight products through DRLPL in South Africa and have 22 products pending registration. During fiscal 2007, we launched sales of amlodipine maleate tablets, terbinafine tablets, fluoxetine capsules, cypreterone and ethynyl estradiol tablets and allerway capsules in South Africa through an in-licensing arrangement.
     In China, we market through our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP” or “Reddy Kunshan”). As of March 31, 2007, we held a 51.33% equity interest in KRRP. We currently market ten products through KRRP in China and have three products pending registration. During fiscal 2007, KRRP sold one product license. Also, we opened a representative office in China during fiscal 2006 to expand our presence there. We have applied for registration of six products from our representative office, which applications are pending approval.
Sales, marketing and distribution network
     India. We generate demand for our products by promoting them to doctors who prescribe them, and meeting with pharmacists to ensure that the pharmacists stock our brands. Our focus on brand building is thus primarily driven through efforts to build relationships with the medical community. While we do not sell directly to doctors or pharmacists, our approximately 1,695 field personnel frequently visit doctors and pharmacists throughout the country to promote our products. In addition, we sponsor medical conferences in different parts of the country and conduct seminars for doctors. During fiscal 2007, we increased our sales personnel in India by 69.
     We sell our formulations primarily through clearing and forwarding agents to approximately 2,000 stockists who decide which brands to buy based on demand. The stockists pay for our products in an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the stockists and ensuring that the stockists maintain adequate supplies of our products. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.
     Russia. In Russia, we sell our formulations to some of the principal national distributors directly as well as through our wholly-owned subsidiary located in Russia, OOO Dr. Reddy’s Laboratories, Russia. Our sales and marketing efforts are driven by a team of 195 marketing representatives, 11 regional managers, 4 zone managers and 9 key account managers to promote our products to doctors in 48 cities in Russia. During fiscal 2007, we increased our sales personnel in Russia by 78.
     In the Russian market, credit is generally extended only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies and are reviewed on a periodic basis. There were no material changes in the credit terms which we extended to our major customers during fiscal 2007.
     Other Markets. Our other key focus markets are South Africa, China, Kazakhstan, Uzbekistan, Ukraine, Belarus, Vietnam, Romania, Venezuela and Sri Lanka, where we have our own sales personnel to promote our products. In South Africa, we sell our products to wholesale distributors, dispensing doctors and retail pharmacies. In China, where we market through KRRP, we have 88 (as of March 31, 2007) marketing representatives covering hospitals. In several of these markets, we market and distribute through local agents. We also have representative offices in several of these countries.

Manufacturing and Raw Materials
     We have four facilities for the manufacture of formulation products, all of which are situated in India, as of March 31, 2007. We manufacture most of our finished products at these facilities and also use third-party manufacturing facilities as we determine necessary. For each of our products, we endeavor to identify alternate suppliers of our products and the processes applicable to our products. The main difference between active pharmaceutical ingredients as compared to formulations and generics is the form in which they are produced and the way they are packaged. Active pharmaceutical ingredients are manufactured and distributed in bulk. In formulations and generics, these bulk ingredients are converted into finished dosages by adding other ingredients, called excipients, and packaged into individual doses that are ready for consumption by the patient. In fiscal 2007, our active pharmaceutical ingredients and intermediates business provided 59.9% of the active pharmaceutical ingredients and intermediates requirements of our formulations business, with the balance coming from various other suppliers.
     We also established a facility to manufacture oral solid and injectable forms of cyto-toxic and hormonal formulations at a Special Economic Zone located in Visakhapatnam, India. After commercialization of those products, the facility will cater to the requirements of our key markets for those products.
     Our manufacture of formulations is subject to strict quality and contamination controls throughout the manufacturing process. Each production line consists of a series of rooms through which the product passes at different stages of its conversion to a finished dosage. In our facilities, we manufacture formulations in various dosage forms including tablets, capsules, injections and liquids. These dosage forms are then packaged and quarantined to be tested for quality and contamination. The Ministries of Health of Brazil, Latvia and Romania have inspected some of our manufacturing plants. One of our facilities also has the approval of the U.K. Medicines and Health Care Products Regulatory Agency (“MHRA”). In April 2006, we completed the construction of a new facility at Baddi in the state of Himachal Pradesh, India. We are manufacturing our key brands at this facility in Baddi to take advantage of certain financial benefits, which include exemption from income tax and excise duty for a specified period, offered by the government of India to encourage industrial growth in the state of Himachal Pradesh.
Competition
     We compete with different companies in different countries, depending upon therapeutic and product categories, and within each category upon dosage strengths and drug delivery. On the basis of sales, we are the seventh largest pharmaceutical seller in India, with a market share of 2.4% according to the ORG IMS March Moving Annual Total report for the 12-month period ending March 2007. Of the top ten participants in the Indian formulations market, three are multinational corporations and the rest are Indian corporations.
     We believe growth opportunities in India exist and the Indian pharmaceutical business environment underwent considerable changes in fiscal 2006. Some of the most significant changes in the industry are as follows:
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

Active Pharmaceutical Ingredients and Intermediates Segment
     Our active pharmaceutical ingredients and intermediates business contributed 18.2% of our total revenues for fiscal 2007. Active pharmaceutical ingredients are the principal ingredients for finished dosages and are also known as bulk actives or bulk drugs. Active pharmaceutical ingredients become formulations when the dosage is prepared for human consumption in the form of a tablet, capsule or liquid using additional inactive ingredients. Intermediates are the compounds from which active pharmaceutical ingredients are prepared. We produce and market more than 100 different active pharmaceutical ingredients and intermediates in several markets. We export active pharmaceutical ingredients to emerging as well as developed markets covering 78 countries. Our principal markets in this business segment include North America and Europe, which together contributed 34.9% of this segment’s revenues. Our active pharmaceutical ingredients and intermediates business is operated independently from our formulations and generics businesses and, in addition to supplying API to our formulations and generics businesses, we sell APIs to third parties for use in creating generic products, subject to any patent rights of other third parties. Our active pharmaceutical ingredients business also manufactures and supplies all of the API required in our custom pharmaceutical services business. The research and development group within the active pharmaceutical ingredients and intermediates segment contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 15-20 new products every year.
     The following table sets forth active pharmaceutical ingredients and intermediates revenues by geographic area for fiscal 2005, 2006 and 2007, respectively:

	Fiscal Year Ended March 31,
	2005		2006		2007
	Revenues	% Total(1)	Revenues	% Total(1)	Revenues		% Total(1)
	(in millions)		(in millions)		(in millions)
	Rs.		Rs.		Rs.	U.S.$
Emerging markets
India	1,972.1	28.4%	2,296.4	27.8%	2,075.1	48.1	17.5%
Bangladesh	127.4	1.8%	265.7	3.2%	155.0	3.6	1.3%
Other countries	1,841.8	26.5%	2,558.9	31.1%	5,397.8	125.3	45.6%

Total emerging markets	3,941.3	56.8%	5,121.0	62.1%	7,627.9	177.0	64.4%

Developed markets
North America	1,849.0	26.6%	1,655.0	20.1%	2,029.6	47.1	17.2%
Europe	1,091.1	15.7%	1,420.9	17.3%	2,089.4	48.5	17.7%
Japan	63.1	0.9%	41.1	0.5%	79.9	1.8	0.7%

Total developed markets	3,003.2	43.2%	3,117.0	37.9%	4,198.9	97.4	35.6%

Total	6,944.5	100.0%	8,238.0	100.0%	11,826.8	274.4	100.0%

(1)	Refers to our revenues from API sales in the applicable country expressed as a percentage of our total revenues from API sales throughout the world.
     The following table sets forth the sales of our key active pharmaceutical ingredients and intermediates for fiscal 2005, 2006 and 2007, respectively:

			Fiscal Year Ended March 31,
			2005		2006		2007
			Revenues	%Total(1)	Revenues	%Total(1)	Revenues	U.S.$	%Total(1)
			(in millions)
Product	Category	Sub-Category
Sertraline hydrochloride	Cardiovascular	Anti-hypertensive	138.2	2.0%	494.1	6.0%	2,461.5	57.1	20.8%
Rabeprazole sodium	Gastrointestinal	Anti-ulcerative	7.4	0.1%	18.4	0.2%	875.2	20.3	7.4%
Ramipril	Cardiovascular	Anti-hypertensive	783.4	11.3%	642.5	7.8%	760.7	17.6	6.4%
Ciprofloxacin Hcl	Anti-infective	Anti-bacterial	619.1	8.9%	778.5	9.5%	739.6	17.2	6.3%
Finasteride	Prostatic Inhibition	Benign Prostatic Hyperplasia	58.4	0.8%	98.3	1.2%	580.8	13.5	4.9%
Ranitidine HCl Form 2	Gastro-intestinal	Anti-ulcerant	734.3	10.6%	552.8	6.7%	523.5	12.1	4.4%
Naproxen sodium	Pain management	Anti-inflammatory	470.0	6.8%	380.4	4.6%	521.2	12.1	4.4%
Terbinafine HCl	Anti-infective	Anti-fungal	194.5	2.8%	537.2	6.5%	483.9	11.2	4.1%
Naproxen	Pain management	Anti-inflammatory	229.6	3.3%	375.0	4.6%	408.0	9.5	3.4%
Clopidogrel	Cardiovascular	Anti-platelet agent	79.6	1.1%	139.9	1.7%	384.2	8.9	3.2%
Ibuprofen	Pain management	Analgesic	460.5	6.6%	502.3	6.1%	328.9	7.6	2.8%
Montelukast	Respiratory	Anti-allergic	52.6	0.8%	241.1	2.9%	285.2	6.6	2.4%
Losartan potassium	Cardiovascular	Anti-hypertensive	180.5	2.6%	172.7	2.1%	234.4	5.4	2.0%
Nizatidine	Gastro-intestinal	Anti-ulcerant	216.8	3.1%	160.9	2.0%	223.6	5.2	1.9%
Atorvastatin	Cardiovascular	Lipid-lowering agent	252.5	3.6%	321.1	3.9%	161.9	3.8	1.4%

(1)	Refers to our revenues from key API sales expressed as a percentage of our total API revenues.

Sales, Marketing and Distribution
     Emerging Markets. India is an important emerging market, contributing 17.5% to the segment’s revenues in fiscal 2007. In India, we market our active pharmaceutical ingredients to Indian and multinational companies who are also our competitors in our formulations segment.
     In India, our top six products are ciprofloxacin, ranitidine, losartan potassium, sparfloxacin, ramipril and atorvastatin. The market in India is highly competitive with severe pricing pressure and competition from cheaper Chinese imports in several products.
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
     Our sales to other emerging markets were Rs.5,552.8 million for fiscal 2007. Our other key emerging markets include Israel, Turkey, South Korea, Mexico, Brazil, Syria, Argentina, Egypt, Iran, Saudi Arabia, China, South Africa, Indonesia, Jordan and Thailand. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our strategy is to build relationships with top customers in each of these markets and partner with them in product launches by providing timely technical and analytical support.
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
     As of March 31, 2007, we had 104 DMFs on file in the United States. As of March 31, 2007, we had filed 51 DMFs in Europe and had 20 certificates of suitability granted by European authorities. For most of these, we are either already supplying commercial quantities or development quantities of API to various generic formulators.
Manufacturing and Raw Materials
     We have seven facilities for the manufacture of our APIs. Six of these facilities have been inspected by the U.S. FDA and follow cGMP. All of these facilities are situated in the state of Andhra Pradesh, India. Six of these facilities have ISO 9001 certification, which is valid until December 5, 2009, at which time we will be reinspected. With over 650 reactors of different sizes offering 2.1 million litres of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. Where possible, we have also entered into annual quantity and price contracts to reduce possible supply risks and minimize costs. Our formulations and generics businesses source approximately 59.9% and 65.2%, respectively, of their API purchases from our active pharmaceutical ingredients and intermediates segment. We also outsource the manufacturing of some of our APIs to third-party manufacturers. The active pharmaceutical ingredients and intermediates segment also sources several APIs from third party suppliers for the emerging markets to optimally utilize the in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During fiscal 2007, 5.8% of our total revenues resulted from sale of APIs procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.
Competition
     The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices.
     During fiscal 2007, the competitive environment for the API industry underwent significant changes. These changes included increasing consolidation in the global generics industry and vertical integration of some key generic pharmaceutical companies.
     As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Hetero Drugs Limited, Divi’s Laboratories Limited, Shasun Chemicals and Drugs Limited, Aurobindo

Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Matrix Laboratories Limited , Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.
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
     Our generics operations started in the second half of fiscal 2001. This segment accounted for 51.0% of our total revenues for fiscal 2007, contributing Rs.33,224.2 million. In fiscal 2007, revenues in this segment were Rs.9,601.0 million from sales in Europe, Rs.23,619.4 million from sales in North America and Rs.3.8 million from sales in the rest of the world.

The following table sets forth the sales of our principal generics finished dosages for fiscal 2005, 2006 and 2007, respectively:

			Fiscal Year Ended March 31,
			2005		2006			2007
	Therapeutic	Therapeutic	Revenues	%	Revenues	%	Revenues	Revenues	%
Region / Product	Category	Sub-Category	(in millions)	Total(1)	(in millions)	Total(1)	(in millions)	(in millions)	Total(1)(2)
North America
Fluoxetine capsules	Central nervous system	Anti-psychotic	Rs.928.5	26.0	Rs.373.8	9.2	Rs.249.8	U.S. $5.8	0.8%
Ibuprofen tablets	Pain management	Analgesic	198.7	5.6	235.1	5.8	86.1	2.0	0.3%
Ranitidine tablets	Gastro-intestinal	Anti-ulcerant	194.0	5.4	225.9	5.6	206.0	4.8	0.6%
Famotidine tablets	Gastro-intestinal	Anti-ulcerant	141.1	3.9	156.1	3.9	172.1	4.0	0.5%
Citalopram tablets	Central nervous system	Anti-psychotic	201.6	5.6	143.4	3.5	289.9	6.7	0.9%
Ciproflaxacin tablets	Anti-infective	Anti-bacterial	166.1	4.6	135.3	3.3	259.5	6.0	0.8%
Tizanidine tablets	Spasticity	Muscle relaxant	206.2	5.8	62.8	1.6	108.7	2.5	0.3%
Ranitidine capsules	Alimentary Tract	Stomach ulcer	84.9	2.4	27.9	0.7	36.1	0.8	0.1%
Simvastatin AG	Cardiovascular	Cholestrol regulator	—	—	—	—	13,899.4	322.5	41.8%
Ondansetron	Gastro-intestinal	Antiemetic antinausient solids	—	—	—	—	2,890.1	67.1	8.7%
Fexofinadine	Respiratory	Antihistamine Systemic	—	—	—	—	2,429.3	56.4	7.3%
		Benign Prostate
Finasteride AG	Urology	Hyperlesian	—	—	—	—	1,913.6	44.4	5.8%
Pravastatin	Cardiovascular	Statins	—	—	—	—	158.2	3.7	0.5%
Simvastatin	Cardiovascular	Cholestrol regulator	—	—	—	—	164.3	3.8	0.5%

Total			2,121.1	59.3	1,360.3	33.6	22,863.1	525.1	68.1%

Europe
Simvastatin	Cardiovascular	Cholestrol regulator	—	—	119.0	2.9	1,370.62	30.29	4.1%
Omeprazole	Gastro- Intestinal	Anti-Ulcerant	434.1	12.1	786.3	19.4	976.57	21.58	2.9%
Alendronate	Women's health	Bone calcium regulator	—	—	21.5	0.5	676.23	14.94	2.0%
Amlodipine	Cardiovascular	Anti-Hypertensive	219.9	6.1	371.5	9.2	525.05	11.6	1.6%
Enalapril & HCT	Cardiovascular	Anti-Hypertensive	—	—	23.1	0.6	265.34	5.86	0.8%

Total			Rs.654.0	18.2	Rs.1,321.4	32.6	Rs.3,813.81	U.S.$ 84.27	11.4%

(1)	Refers to our revenues from generics sales in the applicable region expressed as a percentage of our total revenues from generics sales throughout the world.

(2)	Sales for betapharm, our recently acquired subsidiary in Germany, have been included from the date of its acquisition in March 2006.
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
     Through the coordinated efforts of our teams in the United States, Europe and India, we constantly seek to expand our pipeline of generic products. As of March 31, 2007, our U.S. generics pipeline included 69 ANDA applications pending approval at the U.S. FDA. As of March 31, 2007, we had received 37 product approvals from the U.S. FDA and 10 tentative product approvals (tentative approvals do not allow us to market the generic product and are not converted to final approvals until all patent or exclusivity issues for the reference listed drug product have been resolved). As of March 31, 2007, we had received two product approvals in Europe, four product approvals in South Africa, two product approvals in Canada and one product approval in each of Australia and New Zealand. Our product launch plans in Germany will depend on the marketing capacities which we build up and the marketing authorizations which we obtain. As of March 31, 2007, we had obtained 27 marketing authorizations in Germany for products in varying dosage strengths.
     During fiscal 2005, we entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of generic drug products for the U.S. markets. The agreement gives I-VEN the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed in 2004-05 and 2005-06, subject to a maximum funding right of U.S.$56.0 million. During fiscal 2007, we signed an amendment agreement with I-VEN to reflect a change in the product portfolio and the royalty rate.
Sales, Marketing and Distribution Network
     North America. Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in the United States, is engaged in the marketing of our generic products in North America. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. During fiscal 2007, we launched ondansetron tablets (under 180 days exclusivity), fexofenadine tablets, nizatidine tablets, pravastatin tablets, meloxicam tablets, simvastatin tablets, finasteride tablets, ranitidine tablets (Rx), famotidine 20mg OTC and ibuprofen/pseudoephedrine OTC. Key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations and pharmacy buying groups.
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
     On March 13, 2006, we acquired trademark rights to three off-patent products, along with all the physical inventories of the products, from PDL Biopharma, Inc (“PDL”) for a total consideration of Rs.122.7 million. PDL is a company focused on the development and commercialization of novel therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a result of the acquisition, we acquired an opportunity to sell these products using their existing brand names through our generics sales and marketing network.
     In 2001, we entered into a profit sharing marketing alliance with Par Pharmaceuticals, Inc. to market certain prescription generic formulations, none of which are over-the-counter products. We currently market six generic products through Par Pharmaceuticals, Inc.
     We market famotidine 10 mg tablets and ranitidine 75 mg tablets through Leiner Health Products, LLC (“Leiner”). In 2002, we entered into a 15-year exclusive agreement with Leiner to market additional over-the-counter products in the United States pursuant to which we launched our first product, ibuprofen/pseudoephedrine, during fiscal 2007. However, we terminated these over-the-counter product agreements with Leiner on April 18, 2007. This action was taken by us after receiving notice that, on March 16, 2007, Leiner had been served with a list of inspection observations on a Form 483 from the U.S. FDA and, in response thereto, on March 20, 2007, suspended all of its packaging, production and distribution of over-the-counter products manufactured, packaged or tested at its facilities in the United States. Under the terminated agreement, we had provided Leiner with supplies of API to produce over-the-counter products as well as supplies of finished dosage tablets, and rights to market certain of our over-the-counter products under development.
     In Canada, in fiscal 2002, we entered into a profit sharing arrangement with Cobalt Pharmaceuticals Inc. and Pharmascience Inc. to market certain of our generic products.
     United Kingdom. Dr. Reddy’s Laboratories (U.K.) Limited, which we acquired in fiscal 2003, is engaged in the marketing of our generic products in the United Kingdom and other European Union countries. We currently market approximately 30 generic products representing over 89 dosage strengths. New product launches in fiscal 2007 included the generic versions of Sumatriptan. We also seek to expand our presence to the other European countries either directly or through strategic alliances.
     Germany. In March 2006, we acquired 100% of beta Holding GmbH (“betapharm”) from 3i Group plc, a European private equity house. This acquisition allowed us to enter the German market. The German market has significant barriers to entry that largely emanate from the fact that generics in Germany are prescribed by brand rather than by active ingredient. The German generics market has certain distinct characteristics, as compared with other major markets including the United States, Japan and the United Kingdom. These include the method of promoting generics, the reimbursement and insurance system and the structure of the retail channel. The German government is currently focused on reducing healthcare spending. During fiscal 2007, the German government passed the Economic Optimization of Pharmaceutical Care Act (“Arzneimittelversorgungs-Wirtschaftlichkeisgestz” or “AVWG”) which became effective as of May 1, 2006, which also is designed to contain increased pharmaceutical costs. The AVWG’s provisions include, among other things: prohibitions on the provision of free goods to health professionals (including wholesalers, pharmacists, medical institutions, physicians etc.); limitations on the payment of rebates to wholesalers and pharmacists; prohibitions on price increases for medicinal products prior to March 31, 2008; implementation of additional mandatory rebates of 10% if pharmaceutical prices are not 30% below the reference prices as published by the Federal Associations of Healthcare Insurance funds; reduction of fixed prices as of July 1, 2006; and empowering the statutory health insurance funds to waive copayments by patients. Due to the AVWG, insurance companies operating in Germany have the power to influence prices in that country, and they have done so by releasing several products from co-payment. Going forward, we expect these insurance companies to further exert their influence to contain healthcare costs via the Federal Association of Healthcare Insurance Funds, which has far-reaching powers in the German health care system based on self-government of the participants in the system.
     Through our national German sales force, we sell a broad and diversified range of generic pharmaceutical products, under the “beta” brand. The sales force targets primary care physicians and pharmacists and the key account management team targets insurance companies, various doctors and pharmacist associations. These efforts are supported by a direct marketing team and an active public relations program. Value-added services provided by the beta institut fur sozialmedizinische Forschung und Entwicklung GmbH, also known as the beta Institute for Sociomedical Research, are fully integrated into the sales and marketing effort and provide a unique differentiation point for our sales calls. The beta Institute for Sociomedical Research is a non-profit organization engaged in research and development in order to seek means of improving the healthcare process in ways which promote the psychological welfare of patients.
     Our sales force promotes products to physicians and pharmacies by emphasizing product-specific factors, promoting our reputation and other promotional and customer relationship activities.
     betapharm’s key account management function focuses on statutory health insurance funds and various associations, to increase their influence in the generics market. betapharm is one of the few generic companies that have concluded agreements with the statutory health insurance funds.
Manufacturing and Raw Materials
     As with formulations, generics are packaged in individual doses for consumption by the patient. In fiscal 2007, our generics segment procured 65.2% of its API requirements from our active pharmaceutical ingredients and intermediates segment.
     For a majority of the products we sell in the United States and the United Kingdom (to the extent not manufactured in the United Kingdom), we manufacture our finished products at our plant in Bachupally, Andhra Pradesh, India. The facility in Andhra Pradesh, India is designed for the manufacture of tablets and hard gelatin capsules. We added large batch size tableting and pellets capabilities in this facility during fiscal 2003. We are dependent on third parties for the supply of the inactive pharmaceutical ingredients used in our products.
     For our manufacturing operations in India, we source most of the raw material requirements with respect to the active pharmaceutical ingredients internally from our active pharmaceutical ingredients and intermediates segment. We are required to identify the suppliers of all the raw materials for our products in the drug applications that we file with the U.S. FDA If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, we would be required to qualify a substitute supplier with the U.S. FDA, which would likely interrupt manufacturing of the affected product. To the extent practicable, we attempt to identify more than one supplier in each drug application. However, some raw materials are available only from a single source and, in some of our drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist. In addition, we obtain a significant portion of our inactive pharmaceutical ingredients from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, U.S. FDA regulations, various import duties and other government clearances.
     Our facility in the United Kingdom is located at Beverley. This facility is designed for the packaging and warehousing of pharmaceutical products in a variety of dosage forms, including tablets, capsules, liquids and creams. The facility holds all relevant licenses and authorizations required to conduct all necessary activities, including the supply of materials for use in clinical studies. In addition, the quality systems for ensuring product quality planning and control are ISO 9000 accredited. We closed our other U.K. facility, which had been located at Battersea, in fiscal 2007. We transferred the manufacturing of most of the products from the Battersea facility to our facilities in India.
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
     In Germany, manufacturing of betapharm’s products and the logistics function have been outsourced to third party providers under supply and service agreements. In fiscal 2008, we intend to commence shifting manufacturing of betapharm’s products and the logistics function from third party providers to our facilities in India.
Competition
     Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors in the U.S. market include Ranbaxy Laboratories Limited, Teva Pharmaceutical Industries Limited, Barr Laboratories Inc., Mylan Laboratories Inc., Andrx Corporation, Watson Laboratories Inc., and Sandoz, a division of Novartis Pharma A.G.
     Brand-name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction, which may reduce the demand for the original dosage form as sought by a generic ANDA dossier applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA dossier to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or data exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing for the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company which has been awarded the generic exclusivity period. In January 2006, we entered into an agreement with Merck & Co., Inc., allowing us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covered by these products, provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006, respectively.
     In Germany, the companies with the largest generics market shares are continuing to increase their generics market shares. The top five generics companies (including their subsidiaries) in Germany hold an aggregate market share of approximately 54.9%, according to INSIGHT HEALTH’s NPI-Gx (Sales March 2007) report. Our key competitors within the German generics market include Sandoz (including its Hexal, Sandoz and 1A Pharma subsidiaries), a division of Novartis Pharma A.G., Ratiopharm GmbH and Stada Arzneimittel AG (including its Stada and Aliud subsidiaries).
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
     An ANDA applicant in the United States is required to review the patents of the innovator listed in the U.S. FDA publication entitled Approved Drug Products with Therapeutic Equivalence Evaluations, popularly known as the “Orange Book,” and make an appropriate certification. There are several different types of certifications that can be made. A Paragraph IV filing is made when the ANDA applicant believes its product or the use of its product does not infringe on the innovator’s patents listed in the Orange Book or where the applicant believes that such patents are not valid or enforceable. The first generic company to file a Paragraph IV filing may be eligible to receive a six-month marketing exclusivity period from the date a court rules the patent is invalid or not infringed. A Paragraph III filing is made when the ANDA applicant does not intend to market its generic product until the patent expiration. A Paragraph II filing is made where the patent has already expired. A Paragraph I filing is made when the innovator has not submitted the required patent information for listing in the Orange Book. Another type of certification is made where a patent claims a method of use, and the ANDA applicant’s proposed label does not claim that method of use. When an innovator has listed more than one patent in the Orange Book, the ANDA applicant must file separate certifications as to each patent. Generally, Paragraph IV and Paragraph III filings are made before the product goes off patent, and Paragraph II and Paragraph I filings are made after the patent has expired.
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
Where the first Paragraph IV certification was submitted prior to enactment of the Medicare Act, the statutory provisions governing

180-day exclusivity prior to the Medicare Act still apply. The U.S. FDA interprets these statutory provisions to award 180-day exclusivity to each ANDA applicant submitting a Paragraph IV certification for the same drug on the same day with regard to the same patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug with regard to the same patent. The 180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or on the date of a final court decision holding that the patent is invalid, not infringed, or unenforceable, whichever comes first. A final court decision is a decision by a court of appeals or a decision by a district court that is not appealed
European Union Regulatory Environment
     The activities of pharmaceutical companies within the European Union are governed by Directive 2001/83EC as amended. This Directive outlines the legislative framework, including the legal basis of approval, specific licensing procedures, and quality standards including manufacture, patient information and pharmaco-vigilance activities.
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
     All pharmaceutical companies that manufacture and market products in Germany are subject to the rules and regulations defined by the German drug regulator, the Bundesinstitut für Arzneimittel und Medizinprodukte (“BfArM”) and the Federal Drug Authorities. Our facilities in Germany are licensed and periodically inspected by the Federal Drug Authorities, which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility.
     Prior approval of a Marketing Authorization is required to supply products within the European Union. Such Marketing Authorizations may be restricted to one member state then recognized in other member states or can cover the whole of the European Union, depending upon the form of registration elected. In Germany, Marketing Authorizations have to be submitted for approval to the BfArM.
     Generic or abridged applications omit full non-clinical and clinical data but contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. The majority of our generic applications are made on the basis of essential similarity although other criteria may be applied. In the case of an essentially similar application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is essentially similar to the innovator product with respect to quality, safe usage and continued efficacy. The applicant is also required to demonstrate bioequivalence with the reference product. Once all these criteria are met then a Marketing Authorization may be considered for grant.
     Unlike in the United States, there is no regulatory mechanism within the European Union to challenge any patent protection. Nor is any period of market exclusivity conferred upon the first generic approval. In situations where the period of exclusivity given to the branded product expires before their patent expires, the launch of our product would then be delayed until patent expiration.
     In Germany, the new government passed a new healthcare reform, the Statutory Health Insurance - Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“WSG”), which became effective as of April 1, 2007. Highlights of this new act are:
•	private insurance funds cannot refuse to provide health insurance to anyone who is without private health insurance coverage or who wants to switch from the public system; for these patients, private insurance funds need to offer basic rates in the future;

•	insurance funds are encouraged to enter into contracts with doctors, pharmacies and the pharmaceutical industry designed to lower the costs for the supply of patients with medicinal products (e.g., rebate agreements with the pharmaceutical industry and pharmacists) and integrating different fields of care to lower medical treatment costs (e.g., agreements with doctors requiring general practitioners to be the gatekeepers to access to medical specialists);

•	insurance funds can cause drugs that are covered by rebate contracts with the pharmaceutical industry to be exempt from co-payments by patients;

•	in filling prescriptions, pharmacists are required to give prefererence to drugs subject to rebates, unless the physician has explicitly excluded replacement of the prescribed drug;

•	rebated medicinal products might, depending on individual agreements with physicians, be exempted from individual prescribing limits of the physicians (in Germany, physicians are given prescribing limits by insurance funds based on their number of patients, and if those limits are exceeded, the physicians can be penalized);

•	patients included in integrated care routes (see above) shall preferably receive rebated medicinal products; and

•	in making decisions pertaining to the prescription of drugs or filling of prescriptions, drugs will be evaluated not only from a benefit perspective but also from a cost perspective.
Canada and South Africa Regulatory Environment
          In Canada and South Africa, we are required to file product dossiers with the particular country’s regulatory authority for permission to market the generic formulation. The regulatory authorities may inspect our manufacturing facility before approval of the dossier.
Critical Care and Biotechnology Segment
     The critical care and biotechnology businesses were started in 1998 to focus on and create a strong technology base in these areas. While this area of our business generates low sales volume, these products generally carry a higher profit margin. Our critical care products are formulations used in hospitals to treat cancer and for supportive care. Our biotechnology products cover recombinant protein therapeutics development.
     The following table provides revenues for this segment for fiscal 2005, 2006 and 2007. The critical care division accounted for 78.02% of this segment’s revenues in fiscal 2007, contributing Rs.642.77 million. The biotechnology division accounted for 21.98% of this segment’s revenues in fiscal 2007, contributing Rs.181.09 million.

	Fiscal Year ended March 31,
	2005			2006			2007
Division	Revenues		%	Revenues		%	Revenues				% Total
	(in millions)		Total	(in millions)		Total	(in millions)
Critical Care	Rs.	407.9	77.4%	Rs.	517.5	74.9%	Rs.	642.8	U.S.$	14.9	78.0%
Biotechnology		119.2	22.6%		173.6	25.1%		181.1		4.2	22.0%

Total	Rs.	527.1	100.0%	Rs.	691.1	100.0%	Rs.	823.9	U.S.$	19.1	100.0%
     The following table sets forth revenues of our critical care and biotechnology segment by geographic area for fiscal 2005, 2006 and 2007, respectively:

	Fiscal Year ended March 31,
	2005			2006			2007
Division	Revenues		%	Revenues		%	Revenues				%
	(in millions)		Total(1)	(in millions)		Total(1)	(in millions)				Total(1)
India	Rs.	360.7	68.4%	Rs.	450.4	65.2%	Rs.	555.5	U.S.$	12.9	67.4%
Russia		62.3	11.8%		93.0	13.4%		89.9		2.1	10.9%
Other CIS(1)		19.4	3.7%		56.5	8.2%		50.2		1.2	6.1%
Other		84.7	16.1%		91.2	13.2%		128.3		2.9	15.6%
Total	Rs.	527.1	100%	Rs.	691.1	100.0%	Rs.	823.9	U.S.$	19.1	100%

(1)	Refers to our revenues from market sales in the applicable country expressed as a percentage of our total revenues throughout the world.
     Product Portfolio
     The following table sets forth the sales of our key products in fiscal 2005, 2006 and 2007

		Fiscal Year ended March 31,
	Therapeutic	2005		2006		2007
Product	Category	Revenues	%	Revenues	%	Revenues		%
		(Rs. in millions)	Total(1)	(Rs. in millions)	Total(1)	(in millions)		Total(1)
						Rs.	U.S.$
Mitotax	Ovarian/breast/lung cancer	178.8	33.9%	231.8	33.5%	194.17	4.51	23.57%
Docetere	Breast/lung cancer	73.2	13.9%	81.6	11.8%	94.11	2.18	11.42%
Cytogem	Lung/pancreatic cancer	59.1	11.2%	55.7	8.1%	130.64	3.03	15.86%
Dacotin	Colorectal cancer	25.9	4.9%	43.8	6.3%	63.29	1.47	7.68%
Grafeel	Supportive therapeutic	119.2	22.6%	173.6	25.1%	181.09	4.20	21.98%

Total		456.2	86.5%	586.5	84.9%	663.29	15.39	80.51%

(1)	Refers to our revenues from sales of the applicable product expressed as a percentage of the total revenues of our critical care and biotechnology segment.
     Critical care. We focus on high margin, low volume products for niche markets in India in the area of critical care. Our main products are Mitotax (paclitaxel), Cytogem (gemcitabine), Docetere (docetaxel) and Irinocam (irinotecan). We also market Dacotin (oxaliplatin), which is licensed and imported from Debiopharm S.A. of Switzerland. We are also developing oncology generics focused on U.S. and European markets. We have entered into a revenue sharing agreement with Pliva d.d., an Eastern European generics company, for the development and marketing of a group of oncology products for the European markets.
     Biotechnology. Grafeel, the bio-generic version of filgrastim, is the only biotechnology product we sold in fiscal 2007. Filgrastim is a recombinant protein used in chemotherapy-induced neutropenia and in bone marrow transplantation. Grafeel has been launched in India, Brazil and certain other countries.
     We are developing cell-culture and E. Coli based biogeneric recombinant proteins and have a portfolio of products in various stages of development. The most advanced of these developing biotechnology products is rituximab, which we expect to launch in India during the first half of fiscal 2008.
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
Manufacturing and Raw Materials
     Critical care. For our critical care products, we manufacture all of the active pharmaceutical ingredients. The manufacturing of the formulation is undertaken at our formulations facility. We source some of the products from third party suppliers. We have completed construction of a completely contained API facility for the manufacture of cytotoxic products. Construction of another API facility for anti-hormonal products for cancer therapy was completed in August 2005. We have completed construction of a fully contained facility (i.e., an isolated environment where the workers are not exposed to the materials or machinery) in Visakhapatnam, India for the manufacture of oral solid dosage form and injectable forms of cytotoxic as well as hormonal products catering primarily to the U.S. and European markets. The exhibit batches of these products are in progress. As part of our plan to increase our range of cancer therapy products, we also plan to introduce certain other cancer therapy products in the Indian market.
     Biotechnology. We have a facility at Bachupally, Andhra Pradesh, India for the manufacture of our biotechnology products. The manufacture of our biotechnology products involves cloning proteins and then extracting the proteins by fermentation and purification.
Competition
     Critical care. For our critical care products, our main competitors in the oncology market in India are Dabur Pharma Limited, Cipla Limited, Eli Lily & Co. and Aventis India Limited. For our oncology products currently under development, our main competitors include generics companies in India, Europe and the United States with a focus on development of oncology products, including Mayne Group Limited (Australia), Zydus Cadila Group (India) and Pliva d.d. (Croatia).
     Biotechnology. In our biotechnology business, our marketed product faces competition primarily from the innovator company. Given the significant potential of the biogenerics market, several companies are focused on the development of biogenerics, including Sandoz, a division of Novartis Pharma A.G., Teva Pharmaceutical Industries Limited, and Barr Laboratories, Inc.
Government Regulations
     Critical care. For critical care products, the regulations are similar to those discussed in the formulations, API and generics segments.
     Biotechnology. The biotechnology sector in India is governed by the guidelines/rules formulated by the Department of Biotechnology (“DBT”), under the Indian government’s Ministry of Science and Technology. The guidelines cover the entire requirements of various other related ministries/statutory departments of the government of India.

     A business which intends to manufacture and market biotechnology products is required to form an Institutional Bio Safety Committee (“IBSC”) consisting of internal experts on related fields as well as a nominee of the DBT and Central Pollution Control Board (“CPCB”). The IBSC reviews, verifies and approves the product application before submitting it to the Review Committee of Genetic Manipulation (“RCGM”) under the Indian government’s Ministry of Science and Technology. The RCGM verifies and approves all the data included in the application including the protocol and final reports on animal toxicity and human clinical trials.
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
     Our research laboratories are based in Hyderabad, India and Atlanta, Georgia, U.S. As of March 31, 2007, we employed a total of 283 scientists, including approximately 56 scientists who held Ph.D. degrees. We pursue an integrated research strategy with our laboratories in the United States focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules followed by selection and optimization of lead molecules and further clinical development of those optimized leads at our laboratories in India. By establishing a research facility in the United States, we have better access to research scientists in the United States, enhancing our screening abilities for new molecular targets and access to high technology platforms.
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
     In September 2005, we entered into a co-development and commercialization agreement with Denmark based Rheoscience A/S for the joint development and commercialization of balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes. Under the terms of the agreement, Rheoscience will fund all the costs associated with the Phase III clinical trials of DRF 2593 and we will pay Rheoscience a pre-determined amount towards its share of the development costs. Rheoscience has exclusive marketing rights in the European Union and China, and we have exclusive marketing rights in the rest of the world. Rheoscience is obligated to obtain all necessary regulatory approvals on our behalf in the United States. Upon receiving final approval from the U.S. FDA, we are obligated to make a pre-determined milestone payment to Rheoscience. The agreement is valid for a period of ten years from the date of commercialization. Under the terms of the agreement, if either party chooses to commercialize the product without the other, then the other party will be entitled to a milestone-based royalty on sales. However, if the parties choose to commercialize the product through a third party, then each of the parties is entitled to share a pre-determined percentage of the net proceeds of commercialization received. We also retain the right to supply clinical development and commercial quantities of the requisite active pharmaceutical ingredients on arms-length basis to the party that commercializes DRF 2593. After completion of long term carcinogenicity studies, as at March 2007, DRF 2593 is scheduled to enter Phase III clinical trials.
     In September 2005, we announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“CVC”) and ICICI Venture Funds Management Company (“ICICI Venture”). The terms of the joint venture were amended in March 2006. Under the terms of the joint venture agreement, CVC and ICICI Venture each contributed Rs.1,018 million and we contributed Rs.170 million towards Perlecan’s initial equity capital. Furthermore, the agreement grants us the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arm’s length basis, subject to the final decision by the board of directors of Perlecan Pharma. During fiscal 2007, we entered into a Research Services Agreement with Perlecan Pharma pursuant to which we provide Perlecan Pharma with clinical development support and services.
     Perlecan Pharma has certain development rights with respect to additional NCE assets that we discover and we have certain commercialization rights with respect to products that Perlecan Pharma develops. In addition, as part of this arrangement, we transferred all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma. As a result, we own approximately 14.31% of the equity of Perlecan Pharma and we have the right to designate three out of seven directors on the board of Perlecan Pharma. In addition, Perlecan Pharma has issued warrants to us to purchase 45,000,000 equity shares of Perlecan Pharma, the exercise of which is contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then we will own approximately 62.5% of the equity shares of Perlecan Pharma. During fiscal 2007, Perlecan Pharma discontinued the development of DRL 11605, one of the the four NCE assets.
     In September 2006, we entered into an agreement with ClinTec International for the joint development of an anti-cancer compound, DRF 1042, belonging to the Topoisomerase inhibitors class of compounds for use as potential treatment of various types of cancer. We have completed Phase I clinical trials for DRF 1042 in India. Under the terms of the agreement, we and ClinTec International will co-develop DRF 1042, undertaking Phase II and Phase III clinical trials, with the aim of securing U.S. FDA and EMEA approvals. ClinTec International is granted the commercialization rights for most of Europe, including major European markets, and we retain the commercialization rights for the rest of the world, including the United States. Upon commercialization of the product, we will receive a royalty on sales by ClinTec International in its designated territories and ClinTec International will receive a royalty on sales by us in the United States. In the event either party out-licenses the drug product, the proceeds from such an arrangement will be shared by both the parties in a pre-determined ratio (excluding the proceeds from out-licenses of the drug product to our territories outside the United States). We will also retain the exclusive, worldwide rights to supply commercial quantities of the drug product.
     As part of our research program, we pursue collaborations with leading institutions and laboratories all over the world. We enter into these collaborations to utilize the expertise and facilities these institutions and laboratories provide. We have collaborated with the National Cancer Institute in Maryland, which is a part of the United States National Institutes of Health. In February 2006, we entered into an agreement with Argenta Discovery Limited (“Argenta”) for the joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease (“COPD”). Under the terms of the agreement, the parties agreed to collaborate to identify clinical candidates from a certain class of our compounds for use as potential treatments for COPD. Both parties agreed to jointly develop the selected candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). Upon successful completion of a Phase IIa trial, the parties may either license-out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. We and Argenta have agreed to fund the joint collaboration up to proof-of-concept and share the development expenses equally and profits at a predetermined ratio. DRF 2546 was identified as candidate that could be developed for COPD, and preclinical development has begun.
     Our investments into research and development of NCEs have been consistently focused towards developing promising therapeutics. In fiscal 2005, 2006 and 2007, we spent Rs.868.9 million, Rs.814.5 million and Rs.774.6, respectively, towards drug discovery activities. In fiscal 2005, 2006 and 2007, we received Rs.288.4 million, Rs.0 and Rs.136.8 in revenues, respectively, from drug discovery activities.
     The compounds currently under development in our pipeline include:

DRF 2593	Metabolic disorders	Phase II completed	Rheoscience	Long-term carcinogenicity studies completed. Entered Phase III clinical testing in July 2007.

DRF 10945	Metabolic disorders	Phase II in progress	Assigned to Perlecan	Completed Proof of Concept for Type IV/V dyslipidemia.

RUS 3108	Cardiovascular	Phase I completed	Assigned to Perlecan	Perlecan inducer for the treatment of atherosclerosis.

Scheduled to enter Phase II clinical testing in April 2008.

DRL 16536	Metabolic disorders	Phase I in progress	Assigned to Perlecan	AMPK modulator for the treatment of diabetes.

Phase I Multiple Ascending Dose scheduled to begin in November 2007.

DRF 1042	Oncology	Phase I	Clintec	Scheduled to enter Phase II clinical testing for solid tumors.
     Patents. The status of patents filed and issued as of March 31, 2007 is summarized below:

Category	USPTO(1)	USPTO(1)	PCT(2)	India	India
	(Filed)	(Granted)	(Filed)	(Filed)	(Granted)
Anti-diabetic	68	39	60	110	30
Anti-cancer	13	8	12	43	12
Anti-bacterial	7	4	7	20	2
Anti-inflammation/ Cardiovascular	33	9	13	14	1
Anti-ulcerant	1	1	—	1	—
Miscellaneous	4	1	3	23	5
TOTAL	126	62	95	211	50

(1)	“USPTO” means the United States Patent and Trademark Office.

(2)	“PTC” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.
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
     Scientific Advisory Board. Our Scientific Advisory Board is composed of leading professionals in the field of healthcare and chemical sciences. These professionals contribute to the strategic definition and implementation of pre-clinical development plans for our products. Members of the advisory committee meet individually and as a group with our management on an annual basis.

Members
Dr. Daniel Rader	Faculty in the Department of Medicine and the Director of Cardiovascular Metabolism unit at the Institute for Diabetes, Obesity and Metabolism, University of Pennsylvania

Dr. K. Janardhan Reddy	Professor and Chairman, Department of Pathology, Northwestern University Medical School, Chicago, Illinois, U.S.A.

Dr. Henry Ginsberg	Herbert Irving Professor of Medicine, Division of Preventive Medicine, Presbyterian Hospital, New York, U.S.A.

Dr. Ira J. Goldberg	Professor of Medicine, Division of Preventive Medicine and Nutrition Columbia University College of Physicians and Surgeons, New York, U.S.A.

Dr. K. Anji Reddy	Chairman, Dr. Reddy’s Laboratories Limited

Dr. Uday Saxena	Chief Scientific Officer, Dr. Reddy’s Laboratories Limited

Dr. R. Rajagopalan	President, Discovery Research, Dr. Reddy’s Laboratories Limited

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
Custom Pharmaceutical Services
     Our Custom Pharmaceutical Services (“CPS”) business unit markets process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies. This segment accounted for 10.1% of our total revenues for fiscal 2007, contributing Rs.6,599.8 million.
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
Manufacturing and Materials
     Our CPS segment has well-resourced synthetic organic chemistry laboratories, analytical laboratories, kilo laboratories and pilot plants at our technology development center at Miyapur, Hyderabad. To support our increasing CPS business, we added a new facility in fiscal 2007 at Jeedimetla, Hyderabad. We have already set up four laboratories at the new facility and are in the process of establishing another three laboratories in that region. Our chemists and engineers understand cGMP manufacturing and regulatory requirements for synthesis, manufacture and formulation of an NCE from pre-clinical stage to commercialization. Larger quantities of APIs and intermediates are sourced internally from our API segment. We acquired the Falcon plant, which was Roche’s API manufacturing facility at Cuernavaca, Mexico, during fiscal 2006. This facility is U.S. FDA inspected and consists of seven manufacturing bays. The facility is well maintained with good systems and processes which were developed by Roche over the last decade. In addition to manufacturing the active pharmaceutical ingredients naproxen and naproxen sodium and a range of intermediates for Roche products, this facility synthesizes steroids for use in pharmaceutical and veterinary products.
Competition
     Globally, the pharmaceutical manufacturing services industry is estimated to generate sales of U.S.$25-30 billion and is set to grow to sales of U.S.$45 billion by 2010, according to Express Pharma, an Indian pharmaceutical publication, in its June 1-15, 2006 edition. Contract manufacturing is still a nascent industry in India with sales in excess of U.S.$300 million, according to Express Pharma. Contract manufacturing is a significant opportunity for Indian pharmaceutical companies based on their low-cost manufacturing infrastructure. Key competitors in India include Torrent Pharmaceuticals Ltd., Shasun Chemicals & Drugs Ltd., Divi’s Laboratories Ltd., Matrix Laboratories Ltd., Dishman Pharmaceuticals & Chemicals Ltd., Syngene Ltd. and Nicholas Piramal India Ltd. Key competitors from outside India include Lonza Group Ltd., Koninklijke DSM N.V., Albany Molecular Research, Inc., Patheon, Inc. and Cardinal Health, Inc. Our CPS segment distinguishes itself from its key competitors by offering a wider range of services spanning the entire pharmaceutical value chain.
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
4.C. Organizational structure
     Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2007:

		Percentage of Direct/
	Country of	Indirect Ownership
Name of Subsidiary	Incorporation	Interest
DRL Investments Limited	India	100%
Reddy Pharmaceuticals Hong Kong Limited	Hong Kong	100%
OOO JV Reddy Biomed Limited	Russia	100%
Reddy Antilles N.V.	Netherlands	100%
Reddy Netherlands B.V.	Netherlands	100	%(1)
Reddy US Therapeutics, Inc.	U.S.A.	100	%(1)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100%
Dr. Reddy’s Farmaceutica do Brasil Ltda	Brazil	100%
Cheminor Investments Limited	India	100%
Aurigene Discovery Technologies Limited	India	100%
Aurigene Discovery Technologies, Inc.	U.S.A.	100	%(3)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33	%(4)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%
Dr. Reddy’s Laboratories (U.K.) Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	60%
Reddy Cheminor S.A.	France	100	%(2)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
Dr. Reddy’s Bio-sciences Limited	India	100%
Reddy Pharmaceuticals, Inc.	U.S.A.	100	%(6)
Trigenesis Therapeutics, Inc.	U.S.A.	100%
Industrias Quimicas Falcon de Mexico, SA de CV	Mexico	100%
Reddy Holding GmbH	Germany	100	%(7)
Lacock Holdings Limited	Cyprus	100%
betapharm Arzneimittel GmbH	Germany	100	%(8)
beta Healthcare Solutions GmbH	Germany	100	%(8)
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	Germany	100	%(8)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia SPA	Italy	100	%(7)
Dr. Reddy’s Laboratories (Australia) Pty Ltd.	Australia	70%

(1)	Indirectly owned through Reddy Antilles N.V.

(2)	Subsidiary under liquidation.

(3)	Indirectly owned through Aurigene Discovery Technologies Limited.

(4)	Kunshan Rotam Reddy is a subsidiary as we hold a 51.33 % stake in it; however, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.

(7)	Indirectly owned through Lacock Holdings Limited.

(8)	Indirectly owned through Reddy Holding GmbH.

4.D. Property, plant and equipment
     The following table sets forth current information relating to our principal facilities:

	Approximate	Built up		Installed		Actual
Location	Area	Area	Certification	Capacity		Production
	(Square feet)	(Square feet)
Formulations				3,440	(6)(7)	3,715	(6)
Bollaram, Andhra Pradesh, India	217,729	207,959	(1)
Bachupally, Andhra Pradesh, India	1,306,372	198,909	(2)
Yanam, Pondicherry, India	457,000	26,226	None
Baddi, Himachal Pradesh, India	765,542	247,028	None

Active Pharmaceutical Ingredients and Intermediates				3,393	(8)	3,039	(8)
Bollaram, Andhra Pradesh, India	734,013	172,879	U.S. FDA and EuGMP
Bollaram, Andhra Pradesh, India	648,173	286,193	U.S. FDA and EuGMP
Bollaram, Andhra Pradesh, India	285,235	210,630	U.S. FDA and EuGMP
Jeedimetla, Andhra Pradesh, India	228,033	74,270	U.S. FDA and EuGMP
Miryalguda, Andhra Pradesh, India	2,787,840	337,063	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India	8,523,466	905,612	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India (4)	737,134	53,854

Generics				7,500	(6)	3,014	(6)
Bachupally, Andhra Pradesh, India (4)	783,823	253,503	(3)
Beverley, East Yorkshire, United Kingdom	64,904	15,179	U.K. Medicine Control Agency, ISO 9001: 2000

Critical Care and Biotechnology
Bachupally, Andhra Pradesh, India	174,183	123,300	(1)	370	(9)	61.6	(9)
Bollaram, Andhra Pradesh, India	20,089	20,089	U.S. FDA
Pydibheemavaram, Andhra Pradesh, India	15,494	15,494	U.S. FDA

Drug Discovery(10)
Miyapur, Andhra Pradesh, India	576,941	234,591	None
Georgia, United States (5)	24,733	24,733	None

Custom Pharmaceutical Services				3,428	(9) (11)	2,533	(9) (11)
Miyapur, Andhra Pradesh, India	113,211	73,644	None
Jeedimetla, Andhra Pradesh, India	68,825	16,597	None
Cuernavaca, Mexico	2,793,665	1,345,488	None

(1)	Ministry of Health, Sudan; Ministry of Health, Uganda; ANVISA, Brazil; National Medicines Agency, Romania.

(2)	Medicine Control Council, Republic of South Africa; The State Company for Marketing Drugs and Medical Appliances, Ministry of Health, Iraq; Sultanate of Oman, Ministry of Health, Muscat; Ministry of Health, Sudan; Ministry of Health, State of Bahrain; State Pharmaceutical Inspection, Republic of Latvia; Pharmaceutical and Herbal Medicines, Registration and Control Administrations, Ministry of Health, Kuwait; National Medicines Agency, Romania; ANVISA, Brazil; Medicines and Health Care Products Regulatory Agencies (MHRA), U.K.

(3)	U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Ministry of Health, UAE; Medicines Control Council, South Africa; ANVISA, Brazil ; Environmental Management System ISO 14001; Occupational Health and Safety Management System — OHSAS 18001; Quality Management System-ISO 9001:2000.

(4)	100% Export Oriented Unit.

(5)	Leased facilities.

(6)	Million units.

(7)	On a single shift basis.

(8)	Tonnes.

(9)	Grams.

(10)	Laboratories only.

(11)	Mexico only.
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
     The new facility for the manufacture of formulations at Baddi, Himachal Pradesh, India was completed in April 2006. This project was initiated to take advantage of certain financial benefits, which include exemption from income tax and excise duty for a specified period, offered by the government of India to encourage industrial growth in the state of Himachal Pradesh, India.
     We expanded our Generics plant at Bachupally, Hyderabad, Andhra Pradesh, India in a two phase process to increase the production capacity to manage high demand periods. Both phases of expansion have been completed, although only the facilities added in the first phase have been put into operation. The plant is intended to be a 100% export oriented unit under Indian law, meaning that it will export its total production to customers abroad and, as a result, will qualify for certain tax exemptions and other benefits under Indian law. We are also in the process of establishing a global distribution centre at Bachupally, Hyderabad, Andhra Pradesh, India, which is expected to commence operations in fiscal 2008. An integrated product development facility is under construction at Bachupally, Hyderabad, Andhra Pradesh, India, which is expected to commence operations in fiscal 2008.
     We have completed construction of a facility at a Special Economic Zone in Visakhapatnam, Andhra Pradesh, India for the manufacture of oral and injectible cytotoxic finished dosages. Exhibit batches are being produced at this facility and we are expecting commercial production to commence in fiscal 2008.
     We are also in the process of establishing a plant in a Special Economic Zone in Andhra Pradesh, India for the manufacture of Formulations and APIs. Preliminary steps for this purpose have been initiated.
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
     As of March 31, 2007, we had the following business segments:
     • Formulations. In this segment we derive revenues from the sale of finished dosage forms, primarily in India and other emerging markets. Key drivers of profitability in this segment are the volume and price of products sold, which in turn are dependent upon the popularity of our branded products in the relevant markets. Increases in this segment in recent periods have been on account of our increased marketing efforts and expansion of our markets.
     • Active pharmaceutical ingredients and intermediates. In this segment we derive revenues from our sales to third parties of the principal ingredients for finished dosages. Our principal markets are Europe, the United States and India. Revenues in this segment are dependent upon the number of products that lose patent protection in any given period, and the price of those products, which tends to decline over time. These being commoditized products, our ability to set prices is limited, while the cost of revenues generally remains stable. Thus, in any given period, different products will contribute varying amounts to our revenues and our gross profits. Recent increases in revenues from this segment have generally been due to increased sales volumes.
     • Generics. In this segment we derive revenues from the sale of therapeutic equivalents of branded drugs, primarily in Europe and the United States. Revenues from beta Holding GmbH (“betapharm”), our recently acquired subsidiary in Germany, are included in this segment from March 3, 2006 and thus will tend to increase revenues from this segment in future periods. Revenues from our sale of generics are highly cyclical. In the event that we obtain 180-day exclusivity for a particular product, we generally experience significantly increased revenues for this period, particularly at the beginning of the period, with sales prices decreasing toward the end of the 180 days as other manufacturers enter the market. Cost of sales remains generally constant, however, and thus products coming off patent contribute significantly to gross margins for a limited period, tending to increase volatility in this segment. In fiscal 2007, we launched two products pursuant to an agreement for “authorized generics,” which the innovator company licensed us to distribute generic versions of their branded product and sell it in competition with the companies that have 180-day exclusivity. In these cases, while sales volumes increase significantly (again, more significantly in the early part of the 180-day period), profit-sharing agreements with the innovator company mean that gross margins are much lower than would be the case if we were distributing the product under 180-day exclusivity. Additionally, the existence of “authorized generic” arrangements (a relatively new development) by innovator companies with other manufacturers in cases where we have obtained 180-day exclusivity could adversely affect overall sales revenues during the 180-day period.
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
     • Custom pharmaceutical services. In this segment we derive revenues from service fees for process development and manufacturing services provided to innovator pharmaceutical and biotechnology companies. Revenue from our acquired subsidiary Falcon are included in this segment from December 30, 2005 and thus would tend to increase revenues from this segment in future periods. The key driver of revenue in this segment is likely to be the increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics.
     In addition, we are currently in the research and development phase of a specialty pharmaceuticals business, which may become a separate segment at some point in the future.
     Our total revenues for fiscal 2007 were Rs.65,095.1 million (U.S.$1,510.3 million). We derived 14.1% of these revenues from sales in India, 43.5% from the United States and Canada (“North America”), 7.3% from Russia and other countries of the former Soviet Union, 22.8% from Europe and 12.3% from other countries. Our net income for fiscal 2007 was Rs.9,326.8 million (U.S.$216.4 million).
Acquisition of betapharm Group
     During fiscal 2006, we acquired beta Holding Gmbh (“betapharm”) which, according to INSIGHT Health’s NPI-Gx reports, was Germany’s fourth largest generic pharmaceuticals company at the time of acquisition. The aggregate purchase price was €482.6 million (Rs.26,063.3 million) in cash. betapharm has a portfolio of 145 products and, according to INSIGHT Health’s NPI-Gx reports, has been the fastest growing among the 10 largest generics companies in Germany. As a result of this acquisition, the financials of betapharm have been consolidated with our generics segment effective as of March 3, 2006.
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
     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a significant impact to the amount of expense recorded by us.
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
     Sales of generic products are recognized as revenue when the products are shipped and title and risk of loss passes on to the customer. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales and recorded as a reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from us. Provision for such chargebacks are accrued and are estimated based on the historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers and other customers and the wholesaler’s average inventory holding. Such provisions are disclosed as a reduction of accounts receivable.
     We account for sales returns in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned.
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
     Service income
     Income from service, which primarily relates to contract research, is recognized as the related services are performed in accordance with the terms of the contract and as all the conditions of SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price, fixed timeframe or a time and material basis.
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
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Fiscal Year Ended March 31,
	2005		2006		2007
Dividend yield		0.5%		0.5%		0.5%
Expected life	12-78	months	12-78	months	12-48	months
Risk free interest rates		4.5-6.7%		5.7-7.5%		6.5-7.4%
Volatility		39.4-44.6%		23.4-36.9%		30.5-33.6%
     At March 31, 2007, we had four equity -based employee compensation plans, which are described more fully in Section 6.E. under “Employee Stock Incentive Plans”. Our parent company and our subsidiary, Aurigene Discovery Technologies Limited, have two equity based employee compensation plans each.
     Prior to April 1, 2006, we accounted for our equity-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, we adopted SFAS No. 123R (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.

     The adoption of SFAS No. 123(R) did not have a material impact on our equity-based compensation expense for the year ended March 31, 2007. Furthermore, we believe that the adoption of SFAS No.123(R) will not have a material impact on our future equity-based compensation expense. As of March 31, 2007, there was approximately Rs.201,490 of total unrecognized compensation cost related to unvested equity-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.7 years.
     Under SFAS No. 123, we had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123(R), on April 1, 2006, we estimated the number of outstanding instruments which are not expected to vest and recognized an income of Rs.14,806 representing the reversal of compensation cost for such instruments previously recognized in the income statement. For the years ended March 31, 2005, 2006 and 2007, an amount of Rs.144,001, Rs.162,249 and Rs.190,186, respectively, have been recorded as total employee equity-based compensation expense.
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
     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of the projected future taxable income and tax planning strategy in making this assessment. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.
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
5.A. Operating results
Financial Data
     The selected consolidated financial data presented below for fiscal year 2007 reflects first full year consolidation of the acquisition of Falcon and betapharm and therefore the results for fiscal year 2007 are not comparable to the results for prior fiscal years.
     The following table sets forth, for the periods indicated, our consolidated net operating revenues by segment:

	Fiscal Year Ended March 31,
Segment	2005		2006		2007		2007
	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	7,822.9	Rs.	9,925.9	Rs.	12,318.9	U.S.$	285,821
Active pharmaceutical ingredients and intermediates		6,944.5		8,238.0		11,826.8		274,404
Generics		3,577.4		4,055.8		33,224.2		770,863
Critical care and biotechnology		527.1		691.1		823.9		19,116
Drug discovery		288.4		—		136.8		3,174
Custom pharmaceuticals services		311.6		1,326.8		6,599.8		153,128
Others		47.5		29.4		164.7		3,824

Total revenues	Rs.	19,519.4	Rs.	24,267.0	Rs.	65,095.1	U.S.$	1,510,327

     The following table sets forth, for the periods indicated, our cost of revenues by segment:

	Fiscal Year Ended March 31,
Segment	2005		2006		2007		2007
	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	2,492.8	Rs.	3,084.1	Rs.	3,651.5	U.S.$	84,722
Active pharmaceutical ingredients and intermediates		5,013.5		5,916.5		7,242.3		168,035
Generics		1,620.3		2,168.8		18,098.6		419,921
Critical care and biotechnology		176.5		235.9		272.0		6,311
Drug discovery		—		0.0		121.5		2,819
Custom pharmaceuticals services		82.6		999.4		4,662.5		108,179
Others		0.1		12.6		171.1		3,972

Total cost of revenues	Rs.	9,385.8	Rs.	12,417.3	Rs.	34,219.5	U.S.$	793,957

     The following table sets forth, for the periods indicated, our gross profit by segment:

	Fiscal Year Ended March 31,
Segment	2005		2006		2007		2007
	(Rs. in millions, U.S.$ in thousands)
Formulations	Rs.	5,330.1	Rs.	6,841.8	Rs.	8,667.4	U.S.$	201,099.8
Active pharmaceutical ingredients and intermediates		1,931.0		2,321.5		4,584.5		106,369
Generics		1,957.1		1,887.0		15,125.6		350,942
Critical care and biotechnology		350.6		455.2		551.9		12,805
Drug discovery		288.4		0.0		15.3		355
Custom pharmaceuticals services		229.0		327.4		1,937.3		44,949
Others		47.4		16.8		(6.4)		(149)

Total gross margin	Rs.	10,133.6	Rs.	11,849.7	Rs.	30,875.6	U.S.$	716,370

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the previous year. Cost of revenues and gross profit by segment are shown as a percentage of that segment’s revenues.

	Percentage of Sales			Percentage Increase (Decrease)
	Fiscal Year Ended March 31,
	2005	2006	2007	2005 to 2006	2006 to 2007
Income Statement Data:
Revenues by segment:
Formulations	40.1	40.9	18.9	26.9	24.1
Active pharmaceutical ingredients and intermediates	35.6	33.9	18.2	18.6	43.6
Generics	18.3	16.7	51.0	13.4	719.2
Diagnostics, critical care and biotechnology	2.7	2.8	1.3	31.1	19.2
Drug discovery	1.5	0.0	0.2	(100.0)	—
Custom pharmaceutical services	1.6	5.5	10.1	325.8	397.4
Other	0.2	0.2	0.3	(38.1)	461.1
Total revenues	100.0	100.0	100.0	24.3	168.2
Cost of revenues by segment:
Formulations	31.9	31.1	29.6	23.7	18.4
Active pharmaceutical ingredients and intermediates	72.2	71.8	61.2	18.0	22.4
Generics	45.3	53.5	54.5	33.8	734.5
Diagnostics, critical care and biotechnology	33.5	34.1	33.0	33.6	15.3
Drug discovery	—	—	88.8	—	—
Custom pharmaceutical services	26.5	75.3	70.6	1,111.4	366.5
Other	0.0	42.8	103.9	—	1,261.5
Total cost of revenues	48.1	51.2	52.6	32.3	175.6
Gross profit by segment:
Formulations	68.1	68.9	70.4	28.4	26.7
Active pharmaceutical ingredients and intermediates	27.8	28.2	38.8	20.2	97.5
Generics	54.7	46.5	45.5	(3.6)	701.6
Diagnostics, critical care and biotechnology	66.5	65.9	67.0	29.8	21.2
Drug discovery	100.0	—	11.2	(100.0)	—
Custom pharmaceutical services	73.5	24.7	29.4	42.9	491.7
Other	100.0	57.2	(3.9)	(64.6)	(137.9)
Total gross profit	51.9	48.8	47.4	16.9	160.6
Operating expenses:
Selling, general and administrative expenses	34.7	33.1	21.6	18.5	75.0
Research and development expenses	14.4	8.9	3.8	(23.2)	14.4
Amortization expenses	1.8	1.7	2.4	20.0	274.1
Write-down of intangible assets	—	—	2.7	—	—
Foreign exchange (gain)/loss	2.5	0.5	(0.2)	(74.2)	208.2
Other operating expense/(income)	0.0	(1.3)	(0.1)	—	(79.1)
Total operating expenses	53.4	42.9	30.2	(0.1)	88.8
Operating income	(1.5)	5.9	17.2	598.8	678.4
Equity in loss of affiliates	(0.3)	(0.4)	(0.1)	51.9	(29.0)
Other (expense) / income, net	2.3	2.2	(1.0)	17.5	224.0
Income before income taxes and minority interest	0.5	7.8	16.1	1,663.4	456.4
Income tax benefit / (expenses)	0.5	(1.1)	(1.8)	374.1	355.5
Minority interest	0.1	—	—	—	—
Net income	1.1	6.7	14.3	671.1	472.6

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006
Revenues
     Total revenues increased by 168.2% to Rs.65,095.1 million in fiscal 2007, as compared to Rs.24,267.0 million in fiscal 2006, primarily due to revenues from sales of authorized generics, revenues from Falcon (acquired December 30, 2005) and betapharm (acquired March 3, 2006), and an increase of revenues across our other business segments. Excluding revenues from sales of authorized generics and revenues from Falcon and betapharm, revenues increased by 57.7% to Rs.35,881.2 million in fiscal 2007. In fiscal 2007, we received 43.5% of our revenues from North America (United States and Canada), 14.1% of our revenues from India, 7.3% of our revenues from Russia and other countries of the former Soviet Union, 22.8% of our revenues from Europe and 12.3% of our revenues from other countries.
     Revenues from sales to Russia and other former Soviet Union countries increased by 33.5% to Rs.4,752.0 million in fiscal 2007, as compared to Rs.3,559.5 million in fiscal 2006. The increase was primarily due to an increase in sales of our major brands such as Nise, our brand of nimesulide, Keterol, our brand of ketorolac tromethamine, Ciprolet, our brand of ciprofloxacin, Cetrine, our brand of cetrizine, and Omez, our brand of omeprazole. Revenues from sales in India increased by 11.0% to Rs.9,178.6 million in fiscal 2007, as compared to Rs.8,272.5 million in fiscal 2006, primarily due to an increase in revenues in our formulations segment and partially offset by a decline in revenues of our active pharmaceutical ingredients and intermediates segment. Revenues from sales to Europe increased by 243.0% to Rs.14,839.1 million in fiscal 2007, as compared to Rs.4,326.4 million in fiscal 2006, primarily as a result of an increase in revenues from sales in our generics, custom pharmaceuticals services and API segments, as well as revenues from betapharm. Revenues from sales to North America increased by 611.3% to Rs.28,336.5 million in fiscal 2007, as compared to Rs.3,983.9 million in fiscal 2006. Excluding the revenues from sale of authorized generics, revenues increased by 214.4% to Rs.12,523.7 in fiscal 2007, primarily due to increases in sales in our generics, CPS and API segments.
     Formulations. In fiscal 2007, we received 18.9% of our total revenues from the formulations segment, as compared to 40.9% in fiscal 2006. Revenues in this segment increased by 24.1% to Rs.12,318.9 million in fiscal 2007, as compared to Rs.9,925.9 million in fiscal 2006.
     Revenues in India constituted 52.1% of our total formulations revenues in fiscal 2007 as compared to 55.7% in fiscal 2006. Revenues from sales of formulations products in India increased by 16.1% to Rs.6,415.0 million in fiscal 2007, as compared to Rs.5,525.7 million in fiscal 2006. This was driven by increased sales volumes of our key brands such as Omez, our brand of omeprazole, Nise, our brand of nimesulide, Stamlo, our brand of amlodipine, Razo, our brand of rabeprazole, and Recliment, our brand of gliclazide and metformin. The revenue increases were led by special marketing initiatives and other product specific initiatives and focused promotion with specialist physicians. The revenue increases were also attributable to the launch of extensions of current product lines such as Omez D and Razo D. New products launched in fiscal 2007 contributed revenues of Rs.247 million (4% of revenues in India).
     Revenues from sales of formulations products outside India increased by 34.2% to Rs.5,903.9 million in fiscal 2007, as compared to Rs.4,400.3 million in fiscal 2006. Revenues from sales of formulations products in Russia accounted for 59.2% of our formulation revenues outside India in fiscal 2007, as compared to 58.7% in fiscal 2006. Revenues from sales of formulations products in Russia increased by 35.3% to Rs.3,494.3 million in fiscal 2007, as compared to Rs.2,583.1 million in fiscal 2006. The increase was primarily due to an increase in revenues from the sale of key brands such as Nise, our brand of nimesulide, Omez, our brand of omeprazole, and Cetrine, our brand of cetrizine. This increase in revenues was primarily driven by an increase in our sales volumes to hospitals, as well as increased prescription sales due to various advertising campaigns. Revenues from sales to other countries of the former Soviet Union increased by 35.2% to Rs.1,117.6 million for fiscal 2007, as compared to Rs.826.8 million for fiscal 2006, primarily driven by an increase in revenues from sales in Ukraine, Uzbekistan and Kazakhstan.
     Revenues from sales of formulations products in Europe increased by 45.3% to Rs.376.6 million in fiscal 2007 as compared to Rs.259.2 million in fiscal 2006, primarily due to an increase in revenues from sales in Romania. The increase in revenues from Romania was primarily due to an increase in sales volume attributable to an increase in Romanian government spending on medical reimbursement to comply with EU standards, as well as promotional campaigns.
     Revenues from sales to the rest of the world increased by 25.2% to Rs.915.3 million in fiscal 2007, as compared to Rs.731.1 million in fiscal 2006. This increase was primarily due to an increase in revenues from sales of products in South Africa, Myanmar, Venezuela and Jamaica, and was offset by a decrease in revenues from sales of products in Vietnam.
     Active Pharmaceutical Ingredients and Intermediates. In fiscal 2007, we received 18.2% of our total revenues from this segment, as compared to 33.9% in fiscal 2006. Revenues in this segment increased by 43.6% to Rs.11,826.8 million in fiscal 2007, as compared to Rs.8,238.0 million in fiscal 2006.
     During fiscal 2007, revenues from sales in India accounted for 17.5% of our revenues from this segment, as compared to 27.9% in fiscal 2006. Revenues from sales in India decreased by 9.6% to Rs.2,075.0 million in fiscal 2007, as compared to Rs.2,296.4 million in fiscal 2006. This decrease was primarily due to a decrease in revenues from sales of quinolones (antibiotics), due to a significant decline in prices resulting from increased competition.
     Revenues from sales outside India increased by 64.1% to Rs.9,751.8 million in fiscal 2007, as compared to Rs.5,941.6 million in fiscal 2006. Revenues from sales in Europe increased by 47.0% to Rs.2,089.4 million in fiscal 2007, as compared to Rs.1,420.9 million in fiscal 2006, primarily due to an increase in revenues from sales of sertraline, finasteride, losartan and ramipril. Revenues from sales of API in North America (United States and Canada) increased by 22.6% to Rs.2,029.6 million in fiscal 2007, as compared to Rs.1,655.0 million in fiscal 2006, primarily due to an increase in sales volumes of naproxen sodium, ibuprofen, naproxen and sertraline, as well as increase in sales volumes of API used by our customers in the development of their formulations. Revenues from sales of API in the rest of the world increased from Rs.2,865.8 million in fiscal 2006 to Rs.5,632.7 in fiscal 2007, driven primarily by the growth of revenues from Israel, South Korea, Brazil and Japan.
     Generics. In fiscal 2007, we received 51.0% of our total revenues from this segment, as compared to 16.7% in fiscal 2006. This segment’s revenues increased by 719.2% to Rs.33,224.2 million in fiscal 2007, as compared to Rs.4,055.8 million in fiscal 2006. Revenues from sales of products in North America increased to Rs.23,619.4 million in fiscal 2007, as compared to Rs.1,630.6 million in fiscal 2006. The increase was primarily due to revenues of Rs.15,812.8 million from sales of simvastatin and finasteride (our authorized generic versions of Merck’s Zocor® and Proscar®, respectively), launched in June 2006; revenues of Rs.2,429.3 million from sales of fexofenadine (our generic version of Allegra ®), launched in April 2006; and revenues of Rs.2,890.1 million from sales of ondansetron (our generic version of Zofran®), launched at the end of December 2006 with 180 day marketing exclusivity. Excluding revenues from authorized generics, fexofenadine and ondansetron, revenues from sales of generic products increased by 52.5% to Rs.2,487.1 million, primarily on account of an increase in sales volumes as well as the launch of new products, such as pravastatin and simvastatin (a non-authorized generic product).
     Revenues from sales of generic products in Europe and other markets increased by 296.6% to Rs.9,604.8 million in fiscal 2007, as compared to Rs.2,425.2 million in fiscal 2006. Revenues of betapharm (in its first full year of consolidation) and sales of products acquired from Litaphar in Spain (in fiscal 2007) together contributed Rs.8,065.0 million to revenues in fiscal 2007, as compared to revenues contributed by betapharm of Rs.704.9 million in fiscal 2006 (which represented less than one month of revenues, as it was acquired on March 3, 2006 and the fiscal year ended March 31, 2006). In the United Kingdom, we experienced a decline in the prices of some of our key generics products, amlodipine and omeprazole. As a result, our U.K. generics revenues declined by 10.5% to Rs.1,539.8 million in fiscal 2007 from Rs.1,716.6 million in fiscal 2006.
     Custom Pharmaceutical Services. Revenues from custom pharmaceutical services, including revenues from our subsidiary Falcon, grew to Rs.6,599.8 million in fiscal 2007 as compared to Rs.1,326.8 million in fiscal 2006. Revenues contributed from Falcon increased from Rs.804.9 in fiscal 2006 (this represents approximately three months of revenues, as it was acquired on December 30, 2005 and the fiscal year ended March 31, 2006) to Rs.5,396.8 million (this represents the first full year of consolidation of Falcon’s revenues). Revenues in Falcon were driven by sales of naproxen sodium, naproxen and epoxide. Excluding revenues from Falcon, revenues in this segment grew to Rs.1,203.0 million in fiscal 2007, from Rs.521.9 in fiscal 2006, driven by growth in our customer base and product portfolio.
     Critical Care and Biotechnology. We received 1.3% of our total revenues from this segment in fiscal 2007, as compared to 2.8% in fiscal 2006. Revenues in this segment increased to Rs.823.9 million in fiscal 2007, as compared to Rs.691.1 million in fiscal 2006.
     Revenues from our critical care division increased to Rs.642.9 million in fiscal 2007 from Rs.517.51 in fiscal 2006, primarily on account of an increase in revenues from sales in India of key products such as Dacotin, our brand of oxaliplatin, Docetere, our brand of docetaxel, and Mitotax, our brand of paclitaxel. Revenues from our biotechnology division increased to Rs.181.01 million in fiscal 2007 from Rs.173.56 million, primarily due to growth in sales volumes of Grastim, our brand of filgrastim.
Cost of revenues
     Total cost of revenues increased by 175.6% to Rs.34,219.5 million for fiscal 2007, as compared to Rs.12,417.3 million for fiscal 2006. As a percentage of total revenues, total cost of revenues was 52.6% for fiscal 2007, as compared to 51.2% for fiscal 2006.

     Formulations. Cost of revenues in this segment increased by 18.4% to Rs.3,651.5 million in fiscal 2007, as compared to Rs.3,084.1 million in fiscal 2006. Cost of revenues in this segment was 29.6% of revenues for fiscal 2007, as compared to 31.1% of revenues for fiscal 2006. As a percentage of revenues, cost of revenues decreased by 1.5% primarily on account of a decrease in excise duties in fiscal 2007. This decrease in excise duties was due to our new formulations facility at Baddi (operational from July 2006), which enjoys excise duty exemption.
     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues increased by 22.4% to Rs.7,242.3 million in fiscal 2007, as compared to Rs.5,916.5 million in fiscal 2006. Cost of revenues in this segment as a percentage of revenue decreased to 61.2% of this segment’s revenues in fiscal 2007, as compared to 71.8% of this segment’s revenues in fiscal 2006. One reason for this decrease was an increase in the proportion of higher margin revenues from sales outside of India from 72.1% of total revenues in fiscal 2006 to 82.5% of total revenues in fiscal 2007. Another reason for this decrease was an increase of sales of high gross margin products, such as our generic version of sertraline (launched in June, 2006).
     Generics. Cost of revenues in this segment increased by 734.5% to Rs.18,098.6 million in fiscal 2007, as compared to Rs.2,168.8 million in fiscal 2006. Cost of revenue was 54.5% of this segment’s revenues in fiscal 2007, as compared to 53.5% in fiscal 2006. The increase in cost of revenues as a percentage of sales in this segment was primarily as a result of revenues from newly launched authorized generics, which contributed 47.6% to total revenues of this segment and have gross margins which are significantly below the average gross margin of this segment. The increase in cost of revenues associated with sales of these lower margin products was substantially offset by increased sales of ondansetron and fexofenadine, which have gross margins which are significantly above the average gross margin of this segment.
     Custom Pharmaceutical Services. Cost of revenues in this segment increased by 366.5% from Rs.999.4 million in fiscal 2006 (this represents approximately three months of revenues from Falcon, as it was acquired on December 30, 2005 and the fiscal year ended March 31, 2006) to Rs.4,662.5 million in fiscal 2007 (this represents the first full year of consolidation of the cost of Falcon’s revenues). Cost of revenues was 70.6% of this segment’s revenues in fiscal 2007, as compared to 75.3% in fiscal 2006. This decrease was primarily on account of increased sales of naproxen sodium and naproxen, which are higher margin products.
Gross profit
     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 160.6% to Rs.30,875.6 million for fiscal 2007 from Rs.11,849.7 million for fiscal 2006. Gross margin percentage was 47.4% in fiscal 2007, as compared to 48.8% in fiscal 2006.
     Gross profit of the formulations segment increased to 70.4% in fiscal 2007, as compared to 68.9% in fiscal 2006. The gross profit for our active pharmaceutical ingredients segment increased to 38.8% in fiscal 2007, as compared to 28.2% in fiscal 2006. The gross profit for our generics segment decreased to 45.5% in fiscal 2007, as compared to 46.5% in fiscal 2006. The gross profit for our custom pharmaceutical services segment was 29.4% in fiscal 2007, as compared to 24.7% in fiscal 2006.
Selling, general and administrative expenses
     Selling, general and administrative expenses, as a percentage of total revenues, were 21.6% for fiscal 2007 as compared to 33.1% for fiscal 2006. The decrease in these expenses as a percentage of revenues was due to an increase in our total revenues with no commensurate increase in costs. Selling, general and administrative expenses increased by 75.0% to Rs.14,051.1 million in fiscal 2007, as compared to Rs.8,028.9 million in fiscal 2006.
     The increase in selling, general and administrative expenses as a whole was largely due to the full year consolidation of expenses of betapharm and Falcon, as well as an increase in employee costs and marketing costs. After excluding expenses of betapharm and Falcon, employee costs increased by 41.1% in fiscal 2007, primarily due to annual compensation increases and market corrections as well as an increase in the number of employees. Marketing expenses increased by 33.2% in fiscal 2007, primarily on account of higher selling expenses and higher shipping costs, all incurred in connection with the increase in total revenues.
Research and development expenses
     Research and development costs increased by 14.4% to Rs.2,462.7 million for fiscal 2007, as compared to Rs.2,153.0 million for fiscal 2006. As a percentage of total revenue, research and development expenses were 3.8% of our total revenue in fiscal 2007 as compared to 8.9% in fiscal 2006.
     Under the terms of our research and development partnership agreement with I-VEN Pharma Capital Limited (“I-VEN”), we received Rs.985.4 million (U.S.$22.5 million) in March 2005 to be applied to research and development costs in our generics segment, of which Rs.452.8 million (U.S.$10.5 million) was recorded as a reduction in the research and development expense line item in fiscal 2007 as compared to Rs.384.5 million (U.S.$8.6 million) recognized in fiscal 2006. Furthermore, in fiscal 2007, our research and development expenses in our drug discovery segment were lower on account of our receipt of Rs.372.6 million from Perlecan Pharma Private Limited (“Perlecan”) as reimbursement of expenses incurred by us in the development of New Chemical Entities (“NCEs”) assigned to Perlecan under the terms of our research and development partnership agreement. This reimbursement payment was recorded as a reduction in research and development expenses. Excluding the impact of the above arrangements with I-VEN and Perlecan, expenses increased to Rs.3,288.1 million in fiscal 2007 as compared to Rs.2,537.5 million in fiscal 2006. The increase in expenses was primarily on account of an increase in product development studies in our formulations and generics segments, as well as an increase in clinical trials expenses in our discovery segment.
Amortization expenses
     Amortization expenses increased by 274.1% to Rs.1,570.9 million in fiscal 2007 from Rs.419.9 million in fiscal 2006. The increase was primarily on account of amortization of intangibles acquired in the acquisition of betapharm and Falcon amounting to Rs.1,247.8 million and Rs.26.8 million, respectively, in fiscal 2007.
Write-down of Intangible Assets
     During fiscal 2007, we wrote-down certain intangible assets in an aggregate amount of Rs.1,770.2 million. These write-downs primarily consisted of :
•	Write-down expense amounting to Rs.213.5 million associated with core technology rights and other product related intangible assets acquired through Trigenesis Therapeutics, Inc. During the fourth quarter ended March 31, 2007, we completed our detailed review of business opportunities against each of the core technology rights, licenses and marketing rights. As a result of this review, we determined that the further commercialization of the intangible assets that are being carried forward may not be economically viable because of further regulatory and approval process requirements and unfeasible partnering prospects, and therefore discontinued our efforts to further develop these assets.

•	Due to legislative reforms in Germany designed to control healthcare spending, including the WSG and the AVWG, severe pricing pressures thereafter, and impact of the Salutas contract amendment, certain of our product-related intangibles faced loss in economic value. Consequently, based on a detailed review carried out by management, an impairment provision of Rs.1,556.7 million was recorded in the current year financial statements.
Foreign exchange gain/loss
     Foreign exchange gain was Rs.136.8 million for fiscal 2007, as compared to a loss of Rs.126.3 million for fiscal 2006. In fiscal 2007, the rupee appreciated by 2.57%. The fiscal 2007 foreign exchange gain was primarily on account of our marking to market of our outstanding forward foreign exchange contracts (entered into in order to hedge our receivables exchange risk) and foreign currency loans, which gains were partially offset by our marking to market of our U.S.$ deposits and receivables. In contrast to this, the rupee depreciated by 1.99% in fiscal 2006. Foreign exchange loss in fiscal 2006 was primarily on account of our marking to market of our forward foreign exchange contracts and foreign currency loans.
Other operating expense/(income), net
     Other operating income, net, amounted to Rs.67.0 million in fiscal 2007, as compared to Rs.320.4 million in fiscal 2006. This includes a profit of Rs.387.3 million in fiscal 2006 resulting from the sale of our finished dosages manufacturing facility located in Goa, India.
Operating income
     As a result of the foregoing, our operating income was Rs.11,224.4 million in fiscal 2007, as compared to operating income of Rs.1,442.0 million in fiscal 2006. Operating income as a percentage of total revenues was 17.2% in fiscal 2007, as compared to 5.9% in fiscal 2006.
Other income (expense), net
     For fiscal 2007, our net other expense was (Rs.661.5 million), as compared to net other income of Rs.533.6 million for fiscal 2006.

This was primarily on account of net interest expense of Rs.1,054.7 million in fiscal 2007 compared to net interest income Rs.418.8 million in fiscal 2006. Net interest expense was primarily on account of interest expense incurred on a loan in the original principal amount of €400 million (Rs.21,598.30 million) taken for the acquisition of betapharm in fiscal 2006, partially offset by interest income on fixed deposits.
Equity in loss of affiliates
     Equity in loss of affiliates was Rs.62.7 million for fiscal 2007, a decline from Rs.88.2 million for fiscal 2006. The fiscal 2007 loss consists of a loss pick-up from Perlecan Pharma Private Limited of Rs.63.3 million offset by a gain pick-up from Kunshan Rotam Reddy Pharmaceuticals of Rs.0.7 million. In fiscal 2006, equity in loss of affiliates consisted of a Rs.40.0 million loss pick-up from Perlecan Pharma Private Limited plus a Rs.48.2 million loss pick-up from Kunshan Rotam Reddy Pharmaceuticals.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest increased to Rs.10,500.3 million in fiscal 2007, as compared to Rs.1,887.3 million in fiscal 2006. As a percentage of revenues, income before income taxes and minority interest was 16.1% of revenues in fiscal 2007, as compared to 7.8% of revenues in fiscal 2006.
Income tax expense
     Income tax expense for fiscal 2007 was Rs. 1,176.9 million as compared to an income tax expense of Rs. 258.4 million for fiscal 2006. As a percentage of income before taxes and minority interest, income tax expense decreased from 13.7% for fiscal 2006 to 11.2% for fiscal 2007. In absolute terms, the income tax expense increased primarily a result of significantly higher income from operations in fiscal 2007 as compared to fiscal 2006. The effective tax rate decreased primarily on account of increased sales in generics business, which in India enjoys tax exemptions. Further, whilst a significant portion of the increased profitability has been out of North America generics operations, the corresponding tax expense has been lower since the business had net operating losses, which were utilized in the current year. The Company had recorded a full valuation allowance on the deferred tax assets on net operating losses, which was reversed in the current year.
Minority interest
     Minority interest for fiscal 2007, was a gain of Rs.3.5 million resulting from the allocation of our minority’s share in the losses of Dr. Reddy’s Laboratories (Proprietary) Limited, our partially owned subsidiary in South Africa. During fiscal 2006, we realized a loss of Rs.0.1 million representing our minority share in the profits of this partially owned subsidiary.
Net income
     As a result of the above factors, our net income increased to Rs.9,326.8 million in fiscal 2007, as compared to Rs.1,628.9 million in fiscal 2006. Net income as a percentage of total revenues increased to 14.3% in fiscal 2007 from 6.7% in fiscal 2006.
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
     Revenues from sales to Russia and other former Soviet Union countries increased by 27.9% to Rs.3,559.5 million in fiscal 2006, as compared to Rs.2,782.2 million in fiscal 2005. The increase was primarily due to an increase in sales of our major brands such as Nise, our brand of nimesulide, Keterol, our brand of ketorolac tromethamine, Ciprolet, our brand of ciprofloxacin, and Omez, our brand of omeprazole. Revenues from sales in India increased by 23.6% to Rs.8,272.5 million in fiscal 2006, as compared to Rs.6,693.0 million in fiscal 2005, primarily due to an increase in revenues in our formulations and active pharmaceutical ingredients and intermediates segments. Revenues from sales to Europe increased by 50.8% to Rs.4,326.3 million in fiscal 2006, as compared to Rs.2,868.2 million in fiscal 2005, primarily as a result of an increase in revenues from sales in our generics segment and active pharmaceutical ingredients and intermediates segment, as well as new revenues contributed from betapharm. Excluding betapharm revenues, revenues from sales to Europe increased by 26.3% to Rs.3,621.4 million in fiscal 2006. Revenues from sales to North America decreased by 8.4% to Rs.3,983.9 million in fiscal 2006, as compared to Rs.4,349.2 million in fiscal 2005, primarily due to a decrease in sales in our generics segment and active pharmaceutical ingredients and intermediates segment.
     Formulations. In fiscal 2006, we received 40.9% of our total revenues from the formulations segment, as compared to 40.1% in fiscal 2005. Revenues in this segment increased by 26.9% to Rs.9,925.9 million in fiscal 2006, as compared to Rs.7,822.9 million in fiscal 2005.
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
     Revenues from sales of formulations outside India increased by 27.1% to Rs.4,400.3 million in fiscal 2006, as compared to Rs.3,462.7 million in fiscal 2005. Revenues from sales of formulations in Russia accounted for 58.7% of our formulation revenues outside India in fiscal 2006, as compared to 60.9% in fiscal 2005. Revenues from sales of formulations in Russia increased by 22.6% to Rs.2,583.1 million in fiscal 2006, as compared to Rs.2,107.2 million in fiscal 2005. The increase was primarily due to an increase in sales volumes as a result of marketing activities as well as the Russian government’s implementation in January 2005 of the Dopolnitelnoye Lekarstvennoye Obespechenoye (“DLO”) program pursuant to which the Russian government purchases drugs for free distribution to low income individuals. Revenues from sales to other countries of the former Soviet Union increased by 39.4% to Rs.826.8 million for fiscal 2006 as compared to Rs.593.3 million for fiscal 2005, primarily driven by an increase in revenues in the Ukraine and Kazakhstan. Revenues from sales to the rest of the world increased by 19.2% to Rs.731.1 million in fiscal 2006, as compared to Rs.613.1 million in fiscal 2005. This increase was primarily due to higher revenues from sales to South Africa, Myanmar, Vietnam and Jamaica and was offset by a decrease in revenues from sales to Venezuela and Sri Lanka.
     Active Pharmaceutical Ingredients and Intermediates. In fiscal 2006, we received 33.9% of our total revenues from this segment as compared to 35.6% in fiscal 2005. Revenues in this segment increased by 18.6% to Rs.8,238.0 million in fiscal 2006, as compared to Rs.6,944.5 million in fiscal 2005.
     During fiscal 2006, revenues from sales in India accounted for 27.8% of our revenues from this segment, as compared to 28.4% in fiscal 2005. Revenues from sales in India increased by 16.1% to Rs.2,296.4 million in fiscal 2006, as compared to Rs.1,972.1 million in fiscal 2005. This increase was primarily due to an increase in sales volumes of ciprofloxacin, sparfloxacin and ranitidine as well as an increase in the sales price of ciprofloxacin.
     Revenues from sales outside India increased by 19.5% to Rs.5,941.7 million in fiscal 2006, as compared to Rs.4,972.5 million in fiscal 2005. Revenues from sales in Europe increased by 30.2% to Rs.1,420.9 million in fiscal 2006, as compared to Rs.1,091.2 million in fiscal 2006, primarily due to an increase in revenues from new product launches. Revenues from sales in North America (United States and Canada) decreased by 10.5% to Rs.1,655.0 million in fiscal 2006, as compared to Rs.1,849.0 million in fiscal 2005, primarily due to a decrease in sales of ranitidine Hcl Form 1. Revenues from sales in the rest of the world increased from Rs.2,032.3 million in fiscal 2005 to Rs.2,865.7 in fiscal 2006, driven primarily by the growth of sales in Israel, Turkey, Mexico and Brazil.
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
     Others. Revenues from our other businesses (consisting of service income in Aurigene Discovery Technologies Limited) were Rs.29.4 million in fiscal 2006 as compared to Rs.47.5 million in fiscal 2005.
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
     Formulations. Cost of revenues in this segment was 31.1% of revenues for fiscal 2006, as compared to 31.9% of revenues for fiscal 2005. Cost of revenues increased by 23.7% to Rs.3,084.1 million in fiscal 2006, as compared to Rs.2,492.8 million in fiscal 2005 which is roughly in line with our overall increase in this segment’s revenues.
     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment decreased to 71.8% of this segment’s revenues in fiscal 2006, as compared to 72.2% of the segment’s revenues in fiscal 2005. Cost of revenues increased by 18.0% to Rs.5,916.6 million in fiscal 2006, as compared to Rs.5,013.5 million in fiscal 2005. The decrease in cost of revenues as a percentage of revenues was primarily due to an overall increase in sales.
     Generics. Cost of revenues, including revenues from betapharm, was 53.5% of this segment’s revenues in fiscal 2006, as compared to 45.3% in fiscal 2005. Cost of revenues increased by 33.8% to Rs.2,168.8 million in fiscal 2006, as compared to Rs.1,620.3 million in fiscal 2005. The increase in cost of revenues as a percentage of sales in this segment was primarily as a result of a decline in average price realization in our U.S. generics businesses due to continued pricing pressure.
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
Gross profit
     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit, including profit from betapharm and Falcon, increased by 16.9% to Rs.11,849.6 million for fiscal 2006 from Rs.10,133.6 million during fiscal 2005. Excluding profit from betapharm and Falcon, gross profit increased by 12.3% to Rs.11,384.4 million for fiscal 2006. Gross margin percentage was

48.8% in fiscal 2006, as compared to 51.9% in fiscal 2005.
     Gross margin of the formulations segment increased to 68.9% in fiscal 2006, as compared to 68.1% in fiscal 2005. The gross margin for our active pharmaceutical ingredients segment increased to 28.2% in fiscal 2006, as compared to 27.8% in fiscal 2005. The gross margin for our generics segment decreased to 46.5% in fiscal 2006, as compared to 54.7% in fiscal 2005. The gross margin for our critical care and biotechnology segment was 65.9% in fiscal 2006, as compared to 66.5% in fiscal 2005. The gross margin for our custom pharmaceutical services segment reduced to 24.7% in fiscal 2006, as compared to 73.5% in fiscal 2005.
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
Amortization expenses
     Amortization expenses, including expenses of betapharm and Falcon, increased by 20.0% to Rs.419.9 million from Rs.350.0 million. The increase was primarily on account of amortization of intangibles acquired in the acquisition of betapharm and Falcon amounting to Rs.87.2 million and Rs.6.8 million, respectively.
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

Other income, net
     For fiscal 2006 our other income was Rs.533.6 million, as compared to Rs.454.2 million for fiscal 2005. This includes net interest income of Rs.418.8 million in fiscal 2006 as compared to Rs.271.9 million in fiscal 2005. The increase in other income was primarily a result of an increase in interest income earned on investment of surplus funds.
Equity in loss of affiliates
     Equity in loss of affiliates increased by Rs.30.1 million to Rs.88.2 million for fiscal 2006 from Rs.58.1 million for fiscal 2005, primarily due to a loss allocation from Perlecan Pharma Private Limited of Rs.40 million for fiscal 2006. However, the increase was offset by a decrease in loss allocation from Kunshan Rotam Reddy Pharmaceuticals by Rs.9.9 million on account of a reduction in losses.
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
Minority interest
     Minority interest for fiscal 2006 was an expense of Rs.0.1 million representing minority’s share in the profits of Dr. Reddy’s Laboratories (Proprietary) Limited, our subsidiary in South Africa. During fiscal 2005, we realized a gain of Rs.9.9 million on account of allocation of minority’s share in the losses of this subsidiary.
Net income
     As a result of the above, our net income increased to Rs.1,628.9 million in fiscal 2006, as compared to Rs.211.1 million in fiscal 2005. Net income as a percentage of total revenues increased to 6.7% in fiscal 2006 from 1.1% in fiscal 2005.

Recent Accounting Pronouncements
     In July 2006, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 48, Uncertainty in Income Taxes (“FIN 48”). FIN 48 applies to all tax positions within the scope of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We have evaluated the impact of this pronouncement and do not believe that our adoption of FIN 48 for the fiscal year beginning April 1, 2007 will have a material effect on our financial position, cash flows or results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact on our consolidated financial statements.
     In February 2007, the FASB released Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 159 and have not yet determined the impact on our consolidated financial statements.
     In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF Issue No. 07-3 provides guidance concerning the accounting for non-refundable advance payments for goods and services that will be used in future research and development activities and requires that they be expensed when the research and development activity has been performed and not at the time of payment. The provisions of EITF Issue No. 07-3 are effective for fiscal years beginning after December 15, 2007, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We are currently evaluating the impact of adopting EITF Issue No. 07-3 on our consolidated financial statements.
5.B. Liquidity and capital resources
Liquidity
     We have primarily financed our operations through cash flows generated from operations and through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
     Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements and currently anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To fund the acquisition of betapharm in Germany in fiscal 2006, we borrowed €400 million under a bank loan facility with a maturity period of five years. If our future acquisitions involve significant cash payments, rather than the issuance of shares, we may need to further borrow from banks or raise additional funds from the debt or equity markets.
     As of March 31, 2007 we anticipate expenditures of approximately U.S. $115 million over the next two fiscal years in connection with the addition of manufacturing capacity in and expansion of infrastructure requirements for our business.
     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal Year Ended March 31,
	2005		2006		2007		2007
	(Rs. in million, U.S.$ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.	2,291.6	Rs.	1,643.1	Rs.	11,804.5	U.S.$	273,887
Investing activities		632.9		(34,524.4)		592.5		13,746
Financing activities		1,931.3		27,210.9		1,753.7		40,689
Effect of exchange rate changes on cash		55.8		95.1		118.1		2,741

Net increase / (decrease) in cash and cash Equivalents	Rs.	4,911.6	Rs.	(5,575.2)	Rs.	14,268.8	U.S.$	331,063

Cash Flow from Operating Activities
     Net cash provided by operating activities increased from Rs.1,643.1 million in fiscal 2006 to Rs.11,804.5 million in fiscal 2007. The significant increase in net cash was primarily attributable to the increase in our overall revenues and profits as there was growth in our operations in North America (United States and Canada) resulting from the launch of key products such as simvastatin, finasteride and fexofenadine.
     Net cash provided by operating activities in fiscal 2007 is based upon our fiscal 2007 net income (which was Rs.9,326.8 million), as increased to add back non-cash items (resulting in an increase of Rs.5,597.0 million) and as decreased to account for the fiscal 2007 increase in working capital (resulting in a decrease of Rs.3,119.6 million).
     The increase in working capital was caused by an increase in accounts receivable by Rs.2,705.8 million and inventories by Rs.995 million, partly offset by an increase in trade payables by Rs.889.6 million, all in line with our increased sales and anticipated product launches.
Cash Flow from Investing Activities
     Net cash provided by investing activities was Rs.592.5 million for fiscal 2007, as compared to net cash used by investing activities of Rs.34,524.4 million for fiscal 2006. This was primarily on account of a decrease in restricted cash by Rs.5,468.9 million during fiscal 2007, partly offset by additional expenditures of Rs.4,477.1 million on property, plant and equipment and Rs.325.8 million on intangible assets.
Cash Flows from Financing Activities
     Net cash provided by financing activities for fiscal 2007 decreased to Rs.1,753.7 million, as compared to Rs.27,210.9 million for fiscal 2006. Net cash provided by financing activities for fiscal 2007 was primarily due to Rs.10,029.5 million in cash inflows resulting from our November 2006 public offering of American Depositary Shares, partly offset by the repayment of borrowings and short term loans from banks net of proceeds from a short term loan of Rs.5,870.7 million, repayment of long-term debt of Rs.1,888.5 million and payment of dividends of Rs.437.5 million. In comparison, net cash provided by financing activities for fiscal 2006 was primarily due to short-term borrowings from banks of Rs.6,322.0 million and long-term borrowings from banks incurred in connection with the acquisition of betapharm of Rs.21,598.30 million.
Principal obligations
     The following table summarizes our principal debt obligations outstanding as of March 31, 2007:

	Payments due by period
	(Rs. in millions)
Financial Contractual		Less than			After
Obligations	Total	1 year	1-3 years	3-5 years	5 years	Annual Interest Rate
Short-term borrowings from banks	3,212.7	3,212.7	—	—	—	LIBOR + 60bps for foreign currency denominated loans and 8% to 10% for rupee denominated loans

Long term debt	21,288.7	3,664.6	6,187.8	11,436.3	—
From Indian Renewable Energy Development Agency	19.2	5.9	11.8	1.5	—	2%*
For betapharm acquisition	21,269.5	3,658.7	6,176.0	11,434.8		EURIBOR + 70 bps – 200 bps

Total obligations	24,501.4	6,877.3	6,187.8	11,436.3	—

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
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
     Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Singapore dollars, Brazilian real, Euros, Russian roubles, Chinese yuan, South African rand and Hong Kong dollars.
     As of March 31, 2006 and 2007, we had committed to spend approximately Rs.744.0 million and Rs.1,186.0, respectively, under agreements to purchase property and equipment and other capital commitments. These amounts are net of capital advances paid in respect of such purchases and we anticipate funding them from internally generated funds.
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
     In fiscal 2005, 2006 and 2007, we expended Rs.2,803.3 million, Rs.2,153.0 million and Rs.2,462.7, respectively, on research and development activities.
Patents, Trademarks and Licenses

     We have filed and been issued numerous patents in our principal areas of operations: drug discovery, active pharmaceutical ingredients and intermediates and generics. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. We have filed 1,058 trademarks with the Registrar of Trademarks in India of which 558 are already registered. We also have made application for registration for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.
5.D. Trend information
     Formulations. According to ORG IMS in its March 2007 Moving Annual Total (“MAT”) report, our sales of formulations in India had a growth rate of 17%, as compared to the industry growth rate of 14% in India. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”) report for the period November to February 2007, which measures doctors’ prescriptions, we were the fastest growing company among the top 10 companies in terms of sales of formulations in India. We launched 21 new products (including extentions of existing product lines) in India during fiscal 2007. We expect to grow at a rate higher than the pharmaceutical industry growth rate in India.
     The competitive environment in the developing markets outside of India is changing, with most countries having moved or moving towards recognizing product patents. This implies that the new product launches in the future will depend either on the innovator patent expiries or developing non-infringing processes and/or invalidating the patents. Further, the governments in several countries are in the process of implementing various healthcare reforms to promote the consumption of generic drugs in order to contain their healthcare costs. This will present growth opportunities in several of these markets though we could experience a reduction of the reimbursement prices. However, an increasing number of patent expiries over the next few years and changing demographic conditions also present additional growth opportunities.
     As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. Among our international markets, Russia is our single largest market. In 2006, the pharmaceutical market in Russia grew by 27% driven by 20% growth in the retail segment and 78% growth in the Dopolnitelnoye lekarstvennoye obespechenoye (“DLO”) program. Pursuant to the DLO program, the Russian government purchases drugs for free distribution to low income individuals. During fiscal 2007, we launched several new products in Russia through a combination of owned as well as in-licensed products. Our entry into the hospitals and over-the-counter segments also added to our overall growth in Russia. We expect our growth momentum to continue in Russia as a result of the above initiatives. We are also focusing on driving growth in other countries in the former Soviet Union, South Africa and China through new product launches.
     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on increasing our level of customer engagement in key markets globally to market additional products from our product portfolio to key customers. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of March 31, 2007, we had a pipeline of 104 drug master filings (“DMFs”) in the United States. With patent expiries in several markets in the next few years, we intend to promote growth in fiscal 2008 and beyond by leveraging our portfolio of markets and products. During fiscal 2007, our sales growth and gross profit margins were positively impacted by an increase in sales of high margin products, particularly benefiting from the launch of commercial supplies of sertraline (Zoloft®) in the United States as well as one-time supply of rabeprazole to Teva. Following expiration of the 180 days of marketing exclusivity in sertraline, the selling price has normalized. The success of our API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
     Generics. In this segment, we are focused on the regulated markets of North America (the United States and Canada) and Europe. In the United States, our revenues during fiscal 2007 benefited significantly from the launch of fexofenadine, the generic version of Allegra® (launched at risk (i.e., prior to resolution of patent infringement claims) in April 2006), simvastatin, the authorized generic version of Zocor®, finasteride 5 mg, the authorized generic version of Proscar®, and ondansetron, the generic version of Zofran®. See “Recent developments” for a discussion of litigation related to fexofenadine.
     In January 2006, we entered into an agreement with Merck allowing us to distribute and sell authorized generic versions of two of their products, finasteride and simvastatin (sold by Merck under the brand names Zocor® and Proscar®), provided that some other company obtained 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day marketing exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006, respectively. Upon the expiration of the 180-days of marketing exclusivity (towards the end of December 2006), we launched simvastatin under our own Abbreviated New Drug Application. The prices and volume of simvastatin have decreased significantly following the expiration of the 180-day marketing exclusivity period. On December 27, 2006, we launched a generic version of GSK’s Zofran® (ondansetron) tablets with 180-days of marketing exclusivity. The prices and volume of ondansetron have decreased significantly following the expiration of the 180-day marketing exclusivity period in June 2007.

     We intend to expand our portfolio over the next few years by adding solid dosages forms as well as alternate dosage forms of each product through alliances to complement our internal product development effort. In the U.S., we have been pursuing a strategy to increase our operating leverage by selling our pipeline into new channels for meaningful incremental revenue and margin generation with limited incremental selling, general and administrative expenses and research and development. During fiscal 2008, we expect to implement this strategy along two lines. The first aspect of this strategy is our decision to enter the private label OTC business following the suspension of OTC packaging and distribution activities at Leiner. The initial response from various customer groups has been positive. The first product (ranitidine 150 mg) was successfully launched and launch planning for additional products has been progressing well. The second aspect of this strategy is an opportunity to supply generics to U.S. government agencies such as veteran affairs and department of defense. In support of this opportunity, Dr. Reddy’s has become an authorized supplier to the U.S. government. The first product to be supplied to the U.S. government is finasteride 5mg.
     We are also expanding our presence in Canada by leveraging the infrastructure and assets that we have established for the U.S. market. The success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. As of March 31, 2007, we had 76 ANDAs pending approval (including ANDAs through alliances with third parties) with the U.S. FDA. This included 33 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
     In the United Kingdom, we do not anticipate any significant product launches in fiscal 2008.
     In Germany, the first full year of revenues and net income of betapharm, which we acquired in March 2006, is reflected in our fiscal 2007 results. During fiscal 2007, the German government passed the Economic Optimization of the Pharmaceutical Care Act (“AVWG”), which became effective May 1, 2006. In addition, a new list of products for which the co-payment fee is waived came into effect in Germany from November 1, 2006. As a response to this legislation, some of the leading pharmaceutical companies in Germany announced aggressive price cuts and we responded with significant price cuts on those of our products subject to the new regulations. Further, in the quarter ended March 31, 2007, we witnessed supply constraints from our lead supplier. We have re-negotiated our supply agreement with our lead supplier, Salutas Pharma GmbH (“Salutas”) whereby we have converted the agreement to a non-exclusive supply arrangement allowing us the flexibility to move individual products out of Salutas. While the products are transferred out of Salutas to alternate manufacturing locations, we agreed to pay higher costs for the products supplied by Salutas which will be reflected in our results in fiscal 2008. The German government passed the WSG, which became effective April 1, 2007, which empowers insurance companies to influence the pricing of products through tenders and rebate contracts.
     The future growth of betapharm is based on the continued success of our existing products which are contingent upon the extent of competition in the German market, changes in the market dynamics due to the AVWG, WSG and additional healthcare reforms further impacting the pricing, the successful transfer of key products out of Salutas to alternate supply locations, the competitive environment for our key products as well as successful new product introductions.
     Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products in this segment. The success of our existing products is contingent upon the extent of competition in this segment. In April 2007, we launched our second biotechnology product, RedituxTM, Dr. Reddy’s brand of rituximab, a monoclonal antibody used the in the treatment of Non-Hodgkin’s Lymphoma. We expect to continue with our investments in building the infrastructure and capabilities for the development and launch of additional biogenerics in the less regulated markets in the next few years. Longer-term, we intend to target launches in the regulated markets as and when the regulatory pathway becomes clear in these markets.
     Custom Pharmaceutical Services. In fiscal 2007, this segment benefited from the full year impact of the acquisition of Falcon. Excluding the impact of the Falcon acquisition, the base business in this segment almost doubled as we continue to expand the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies. In fiscal 2008, we witnessed some supply constraints in the raw material for one of the our key products manufactured at Falcon due to which we were not able to service part of the customer requirements during the quarter ended June 30, 2007. We have commissioned a facility in India to supply this ingredient to Falcon. We expect to grow this business on the strength of expanding customer relationships. In addition, we are also actively pursuing inorganic growth opportunities.
     Drug Discovery. Currently, we have a pipeline of 6 NCEs of which 5 are in clinical development and 1 is in pre-clinical development. Three of these NCEs have been assigned to Perlecan under the terms of our research and development arrangement with I-VEN entered into during fiscal 2006, and one NCE is under a co-development arrangement with Denmark based Rheoscience A/S. During August 2007, Rheoscience A/S and Dr. Reddy’s announced the commencement of the Phase III clinical trials for Balaglitazone (DRF 2593), which is an insulin sensitizer that acts as a partial PPAR (peroxisome proliferator-activated receptor) gamma agonist. The study is the first in a series of planned Phase III trials which will investigate the safety and efficacy of Balaglitazone as an oral anti-diabetic drug. As we make progress in advancing our pipeline through various stages of clinical development we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic partnerships and alliances in our key focus areas.
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
     Research and Development Expenses. In fiscal 2007, our research and development investments benefited from the recognition of income under the Perlecan and I-VEN agreements described above. The income recognition under the agreement with I-VEN was completed in fiscal 2007. Based on our historical research and development expense trends, we expect our research and development expenses to be higher in the first half of fiscal 2008 as compared to the first half of fiscal 2007, and higher in the second half of fiscal 2008 as compared to the first half of fiscal 2008.
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
     Kunshan Rotam Reddy Pharmaceutical Co. Limited (“KRRP”) secured a credit facility of Rs.32 million from Citibank, N.A. (“Citibank”). To enhance the credit standing of KRRP, during fiscal 2006 we issued a corporate guarantee amounting to Rs.45.0 million in favor of Citibank. The guarantee is required to be renewed every year and our liability may arise in case of non-payment or non-performance of other obligations of KRRP under its credit facility agreement with Citibank. As of March 31, 2007, we believe that the fair value of such liability is not material.
5.F. Tabular Disclosure of Contractual Obligations
     The following summarizes our contractual obligations as of March 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	(Rs. in millions)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating lease obligations	Rs.474.3	Rs.136.6	Rs.159.3	Rs.111.2	Rs.67.2

Capital lease obligations	252.5	5.7	12.4	14.1	220.3

Current portion	5.7	5.7	—	—	—

Non-current portion	246.8	—	12.4	14.1	220.3

Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)	1,186.0	1,186.0	—	—	—

Borrowings from banks	3,212.7	3,212.7	—	—	—

Long term debt obligations	21,288.7	3,664.6	6,187.8	11,436.3	—

Current portion	3,664.6	3,664.6	—	—	—
Non-current portion	17,624.1	—	6,187.8	11,436.3	—

Total contractual obligations	Rs.24,414.2	Rs.8,205.6	Rs.6,359.5	Rs.11,561.6	Rs.297.5

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.
     In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, "Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the total accrued benefit liability for defined benefit and contribution plans recognized as of March 31, 2007, was Rs.39 million. This accrued liability is included under other long-term liabilities in the consolidated balance sheet. This amount is impacted by, among other items, pension expense funding levels, change in plan demographics and assumptions, return on plan assets, etc. Because the accrued liability does not represent expected liquidity needs, we did not include this amount in the contractual obligation table.
5.G. Safe harbor

     See page 2.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and senior management
     The list of our directors and executive officers and their respective age and position as of March 31, 2007 are as follows:
     Directors

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	68	Chairman
Mr. G.V. Prasad(2),(3)	46	Chief Executive Officer and Executive Vice Chairman
Mr. Satish Reddy(2),(4)	39	Chief Operating Officer and Managing Director
Mr. Anupam Puri	61	Director
Prof. Krishna G. Palepu	52	Director
Dr. Omkar Goswami	50	Director
Mr. P.N. Devarajan	72	Director
Mr. Ravi Bhoothalingam	61	Director
Dr. V. Mohan(5)	52	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.

(2)	Full-time director.

(3)	Son-in-law of Dr. K Anji Reddy.

(4)	Son of Dr. K Anji Reddy.

(5)	Dr. V. Mohan ceased to be a Director of the Company with effect from July 28, 2006.
     In addition, Dr. J.P. Moreau and Ms. Kalpana Morparia joined our Board as additional Directors on May 18, 2007 and June 5, 2007, respectively. Our shareholders approved appointment of Dr. J. P. Moreau and Ms. Kalpana Morparia as Directors on July 24, 2007.
Executive Officers
     Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2007, the Management Council consisted of:

				Date of
	Education/		Experience in	commencement of
Name and Designation	Degrees Held	Age	years	employment	Particulars of last employment

G.V. Prasad(1) Vice Chairman and Chief Executive Officer	B. Sc.(Chem. Eng.), M.S. (Indl. Admn.)	46	23	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Satish Reddy (2) Managing Director and Chief Operating Officer	B.Tech., M.S.	39	15	January 18,1993	Director, Globe Organics Limited

Abhijit Mukherjee President — Developing Businesses	B. Tech. (Chem.)	48	26	January 15, 2003	President, Atul Limited

Alan Sheppard(3) Executive Vice President — Europe Generics	B. Tech. (Hons.)	59	36	November 1, 2004	Vice President — Global Corporate Strategy, Pliva

Andrew J. Miller (4) Executive Vice President and U.S. General Counsel	B.A., J.D.	51	27	January 8, 2002	Shareholder, Budd Larner, P.C.

Arun Sawhney President — API	B. Com. PGDBM	51	30	June 1, 2001	Chief Executive, Max-GB Ltd.

Ashwani Kumar Malhotra Executive Vice President — Formulations TechOps	M. Pharma., PGD-IE&M, PGD-CD	51	27	February 8, 2001	Unit Head, Cipla Limited

				Date of
	Education/		Experience in	commencement of
Name and Designation	Degrees Held	Age	years	employment	Particulars of last employment

Jaspal Singh Bajwa President — Branded Formulations (Rest Of the World)(5)	MBA	55	30	April 10, 2003	Executive Director and COO, Marico Industries Limited

Jeffrey Wasserstein Executive Vice President — Specialty Operations	B.A., J.D.	48	24	January 31, 2005	EVP & Chief Business Officer -Avigenics, Inc.

K. B. Sankara Rao Executive Vice President — Integrated Product Development	M. Pharma.	53	29	September 29, 1986	Production Executive, Cipla Limited

Mark Hartman President — North America Generics	B.Sc. Dairy Science	48	22	January 4, 2002	VP Sales & Marketing - Generics, Watson Laboratories

Dr. R. Rajagopalan President — Discovery Research	Ph.D.	57	34	April 18, 1994	Principal Research Scientist, Hoechst India Limited

Raghu Cidambi Advisor	B.Sc., PGDBM, LLB.	56	37	October 1,.2001	Director — Eenadu, Margadarsi Group

Saumen Chakraborty Chief Financial Officer and President Information Technology and Business Process Excellence	PGDM	46	23	July 2, 2001	Vice President, Tecumseh

Dr. Uday Saxena Chief Scientific Officer	Ph.D.	49	17	March 3, 2003	Vice President, Preclinical Research, AtheroGenics Inc.

V. S. Vasudevan President — Eurpoean Generics Business	B. Com. ACA	56	33	April 1, 1986	Finance Head, Standard Equity Fund Limited

(1)	Son-in-law of Dr. K Anji Reddy.

(2)	Son of Dr. K Anji Reddy.

(3)	Ceased to be our employee effective March 31, 2007.

(4)	Term of employment expired on July 31, 2006.

(5)	Does not include North America and Europe.
In addition, the following new members joined the Management Council after March 31, 2007:

Name	Age	Position
Dr. Rajinder Kumar(1)	51	President — Research, Development and Commercialization
Mr. Prabir Jha(2)	40	Senior Vice President and Global Chief of Human Resources
Mr. Amit Patel(3)	32	Vice President — Corporate Development and Strategic Planning
Mr. Cartikeya Reddy(3)	37	Vice President and Head Biologics

(1)	Joined in April 2007

(2)	Joined in May 2007

(3)	Joined in August 2007
There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of senior management.
Biographies
  Directors
     Dr. K. Anji Reddy is our Founder and Chairman of our Board of Directors. He is also the Founder of Dr. Reddy’s Research Foundation and Dr. Reddy’s Foundation. He has an undergraduate degree in Technology of Pharmaceuticals and Fine Chemicals from the University of Bombay and a Ph.D. in Chemical Engineering from National Chemical Laboratories, Pune. He has six years experience with Indian Drugs and Pharmaceuticals Limited in the manufacture and implementation of new technologies in bulk drugs. He is a member of the Board of Trade as well as the Prime Minister’s Task force on pharmaceuticals and knowledge-based industries. The government of India bestowed the Padmashri Award upon him for his distinguished service in the field of trade and commerce. In addition to positions held in our subsidiaries and joint ventures, he is a Director in Diana Hotels Limited, OOO JV

Reddy Biomed Limited, Pathenco APS and GAIN Foundation, Switzerland.
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
     Mr. Satish Reddy is a member of our Board of Directors and serves as our Managing Director and Chief Operating Officer. He has a Master of Science degree in Medicinal Chemistry from Purdue University, U.S.A. and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Diana Hotels Limited and OOO JV Reddy Biomed Limited..
     Mr. Anupam Puri has been a member of our Board of Directors since 2002. He retired from McKinsey & Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey & Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Boards of ICICI Bank Limited, Mahindra & Mahindra Limited and Tech Mahindra Limited.
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
Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Infosys Technologies Limited, DSP-Merrill-lynch Fund Managers Limited, Crompton Greaves Limited, Infrastructure Development Finance Company Limited, SRF Limited, Gujarat Ambuja Cements Limited, Sona Koyo Steering Systems Limited and Cairn India Limited.
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
     Dr. J.P. Moreau joined our Board as a member on May 18, 2007. He is presently working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he is responsible for the Group’s research and development programs in Paris, London, Barcelona and Boston. Before that, he was IPSEN Group’s Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date. Dr. Moreau has a degree in Chemistry from the University of Orléans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, and has been its President and CEO since then. He was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides, of which he is currently a Director.
     Ms. Kalpana Morparia joined our Board as a member on June 5, 2007. She is Chief Strategy and Communications Officer of ICICI Group. She was previously the Joint Managing Director of ICICI Bank Limited and was responsible for the Corporate Centre at ICICI Bank Limited, comprising operations, planning and strategy, risk management, human resources management, legal and corporate communications and corporate brand management. A graduate in law from Bombay University, Ms. Morparia joined ICICI Limited in 1975. She worked in the areas of planning, treasury, resources and corporate legal services. In 2001, she led the ICICI Group’s major corporate structuring initiative, the merger of ICICI Limited with ICICI Bank to create India’s second largest bank. Ms. Morparia has served on several committees constituted by the Government of India. In November 2005, she was honored with the Economic Times ‘Business Women of the Year’ award. In September 2006, she was named one of ‘The 100 Most Powerful Women’ by Forbes Magazine. She also serves on the Board of ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Securities Limited.
Executive Officers
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
     Mr. Alan Shepard was our Executive Vice President — Europe Business. He had joined us from Pliva, where he was Vice President for Global Corporate Strategy. He has a unique combination of experience in areas of commercial, general management, research and development, manufacturing and strategic planning across a variety of product lines, including generics, ethical branded, over the counter and vaccines. He has been associated with several pharmaceutical companies and held several management positions such as General Manager of Rhone-Poulenc Rorer (now Aventis), European Marketing Director for Medeva and held various positions with Institute Merieux, Smith Kline and Upjohn. He has a Bachelors of Technology (Honors) degree from Bradford University and is an honorary lecturer for the University of Wales Medical faculty. He has served on several U.K. government committees and been a long-standing member of the Association of British Pharmaceutical Industry’s code of practice committee. He resigned as Executive-Vice President -Europe business effective March 31, 2007.
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
     Mr. Arun Sawhney is President of our Europe and Global API businesses. He joined us in 2001 as President of our API business from Max-GB Limited, where he was Chief Executive. Prior to that he headed the Global Business Development function at Ranbaxy Laboratories Limited. He has also had successful stints as Manager Exports with Hindustan Ciba Geigy and as Regional Sales Manager with Bayer India, earlier in his career. He is an MBA and silver-medalist (an award for being at the top of his class) from the International Management Institute, New Delhi, and a Bachelor’s degree in Commerce from Sydenham College of Commerce and Economics, Mumbai.
     Mr. Ashwani Kumar Malhotra is Executive Vice President of our Formulations Technical Operations and from March 2004 is responsible for formulation manufacturing operations, supply chain management and projects. He joined us as Vice President in February 2001, and was responsible for the India operations supporting our generics and specialty businesses with new product development filings and manufacturing and supply of products to regulated markets such as the United States, Canada, Europe, the United Kingdom, South Africa, Australia and New Zealand. Prior to joining us, he worked with Cipla Limited for 13 years in various capacities and with Warner Hindustan, a division of Parke Davis in formulations development and manufacturing for 7 years. He holds a postgraduate degree in Pharmacy from the Institute of Technology, Banaras Hindu University. He also holds a Diploma in Industrial Engineering & Management and a Postgraduate Diploma in Computer Systems from the Institute of Public Enterprises, government of India.
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
     Mr. Jeffrey Wasserstein is Executive Vice President of our North America Specialty business and head of our North America business. He joined us in January 2005. He focuses on building our specialty business in North America and in addition works with the North American Management Team on selected opportunities for adding value to our other businesses in North America. He is also head of our New Jersey office where he leads our North America Operations function. Immediately prior to joining us he was EVP and Chief Business Officer of Avigenics, Inc., a biotechnology company engaged in the development of therapeutic proteins. He had a long career with Schering Plough Corporation where he was Senior Vice President of Corporate Consent Decree Integration. Prior to this role, he was the President of Schering Canada. He also held several positions of increasing responsibility at the Vice President level over Corporate Business Development, Strategic Planning and Internal Consulting and as Associate General Counsel-Commercial. Prior to joining Schering Plough Corporation, he was an Associate Attorney with Wachtell, Lipton, Rosen & Katz. He holds a Bachelor of Arts degree from Franklin & Marshall College and a J.D. degree from New York University School of Law.
     Mr. K.B. Sankara Rao is Executive Vice President responsible for Integrated Product Development for our Branded Formulations, Generics, API and specialty businesses and for formulation development of NCEs. He has been with us since 1986 in various capacities, establishing the manufacturing facilities, quality assurance systems, formulation research and development and managing supply chain for our formulations business. He also upgraded manufacturing facilities to the present day business needs, which resulted in the attainment of various statutory approvals, including U.K. MHRA approval. He is also responsible for the design and implementation of the “Self Managed Team” concept in two of our formulations manufacturing units. He holds a Masters degree in Pharmacy from Andhra University. He is a life member of the Indian Pharmaceutical Association, Indian pharmacy graduates association amongst his other affiliations. He has also been a member of CII-Southern Regional Quality & Productivity Sub-committee.
     Mr. Mark Hartman is President of our North America Generics business. He has 22 years of experience in the pharmaceutical industry. Before joining us, Mark spent five years at Watson Laboratories. His last three positions at Watson were Director of Marketing for Trade and Managed Care, Executive Director, Sales and Marketing — Watson Generics, and Vice President, Sales and Marketing, Watson Generics. He was involved in multiple product and company acquisitions during his tenure with Watson. Before Watson, he was Director of Marketing for Alpharma USPD, Marketing Manager at Geneva Pharmaceuticals, and held various brand and generic sales and marketing positions during his 10 years at Lederle Laboratories. He holds a bachelors degree in Dairy Science from Virginia Tech, Virginia.
     Dr. R..Rajagopalan is the President of our Discovery Research division. A distinguished postgraduate student from the University of Madras, Rajagopalan obtained his doctoral degree from the University of Bombay. He began his career about three decades ago in Hoechst India Ltd. and made impressive contributions in cardiovascular and general pharmacology research. He joined Dr. Reddy’s Discovery Research in 1994, and was instrumental in building discovery biology capabilities in Hyderabad. He has headed the Discovery Research Program as President since 2001, and under his management, our company has created a leadership position in the areas of metabolic disorders and cardiovascular research. He has several research publications and patents to his credit, and is associated with several academic and professional organizations. He has also been the recipient of a number of prestigious awards, including the R. N. Chopra Oration Award as an accomplished “Discovery Research Pharmacologist” in 2005.
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
     Mr. Saumen Chakraborty is currently our Chief Financial Officer and President- Information Technology & Business Process

Excellence. Prior to this role he was our Global Chief of HR. He has 23 years of experience in strategic and operational aspects of management. Prior to joining us, he held various positions including line manager and a human resources facilitator, with diverse portfolios such as Senior Manager (Finance and Accounts) in Eicher, and Vice President (Operations) in Tecumseh. A member of various industry forums including the CII and the National HRD Network, he graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad. He continues to be responsible for Information Technology and Business Process Excellence.
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
     Mr. V.S. Vasudevan is currently the President — European Generics business. Prior to this role he was our Chief Financial Officer. In the position of Chief Financial Officer, he was responsible for managing our finance organization. He also was the head of the Secretarial, Legal, Compliance, Investor Relations and Internal Audit functions. He played an important role in establishment of our corporate governance framework. Under his leadership, we received external recognition for our corporate governance and financial reporting practices from the Institute of Company Secretaries of India and the Institute of Chartered Accountants of India. He played a key role in the integration of Cheminor Drugs Limited with us, the acquisition of betapharm in Germany and in our growth through various other corporate initiatives, including the acquisition of other companies in India and overseas and the acquisition of brands in India. He is a Chartered Accountant by qualification, and a member of the Peer Review Board of the Institute of Chartered Accountants of India.
     Dr. Rajinder Kumar is our President — Research, Development and Commercialization. He is a graduate of University of London, University of Birmingham and University of Dundee. After receiving his degree in Medicine and Surgery, he obtained his post-graduate diploma in psychiatry and neurology from The Royal College of Surgeons in Ireland in 1990. He has held various leadership roles in the vision, development and implementation of the overall brand strategies to support the research and development and business development operations across different therapeutic areas within the pharmaceutical industry. He has extensive experience in drug development, regulatory affairs, and commercial strategy in North America, Europe, Japan and Asia. He has presented at various international meetings, has chaired international symposia and scientific advisory boards and has to his credit a range of highly respected publications. He is a member of many international scientific and clinical organizations, including Fellow of the Royal Society of Medicine and is a member of the Institute of Directors in the United Kingdom. He has an extensive history of building and managing strong result-focused teams. With his wide array of experience across research and development, expertise in regulatory affairs across the globe and clinical expertise, coupled with membership in various international forums, Dr. Kumar adds significant strength to our organizational capabilities. Prior to joining us, he was an independent consultant to several organizations in the areas of medical and commercial strategy and in the development of early stage molecules to proof-of-concept.
     Prabir Jha is our Senior Vice President and Global Chief of Human Resources. He moved to the private sector after almost 10 years in the Indian government. He has worked for organizations such as Thermax and Mahindra British Telecom prior to joining us, where he has been key to many of the high-end human resources interventions. He has handled all areas in human resources, with special interest in change management, global human resources strategy, employer branding and leadership capability development. He is an alumnus of St. Stephen’s College, Delhi and XLRI Jamshedpur. During his time as a government employee, he handled the entire gamut of human resources and industrial relations issues in the Indian Ordinance Factories. A recipient of several academic and professional awards, he has been on the CII Panel for human resources and industrial relations for Andhra Pradesh.
     Amit Patel is Vice President of Corporate Development & Strategic Planning. His responsibilities include chairing our Global Business Development Council, pursuing alliances and M&A, and driving global strategic initiatives to accelerate growth in various businesses and regions. He is also responsible for select long-term strategic business planning efforts and for coordination of external relations activities in North America. Prior to joining us in 2003, Amit was co-founder and CEO of a healthcare services startup called MedOnTime that was later acquired by CTIS, at which he served as Vice President of Corporate Development. Earlier, he was a strategy consultant with Marakon Associates where he focused on value-based management and M&A. He received a Bachelor of Science degree in Economics from the Wharton School of Business at the University of Pennsylvania, a Bachelor of Applied Science degree in Systems Engineering from the Moore School at the University of Pennsylvania, and a Master of Business Administration degree from Harvard Business School.

     Cartikeya Reddy is a Vice President and heads our Biologics division that focuses on the development of biosimilar molecules for the Indian and global markets. Prior to joining us in 2004, he worked with Genentech Inc, where he was a Group Leader in the area of Cell Culture Process Development. Before that, he was with the Biotechnology Division of Bayer Corporation, where he successfully led teams in the areas of Bioprocess Development & Pilot Scale Manufacturing. He holds a Master of Science degree and Ph.D. in Chemical Engineering from the University of Illinois, Urbana-Champaign, and was a Visiting Scholar at the Massachusetts Institute of Technology, Cambridge, USA. He also graduated with a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology, Chennai, India.
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
     On July 28, 2006, our shareholders re-appointed Dr. K. Anji Reddy as Chairman with effect from July 13, 2006 and Mr. G. V. Prasad as Vice Chairman and CEO with effect from January 30, 2006. On May 18, 2007, our Board recommended re-appointment of Mr. Satish Reddy as Managing Director and COO for a period of 5 years. The re-appointment was approved by the shareholders at its meeting on July 24, 2007. Our Managing Director and COO and Vice Chairman and CEO are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The compensation committee, which is composed of independent directors, recommends the commission for our Chairman, Vice Chairman and CEO and Managing Director and COO within the limits of 1%, 0.75% and 0.75%, respectively, of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.
     Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of Rs.5,000 (U.S.$115.02) for every Board meeting and Board committee meeting they attend. In fiscal 2007, we paid an aggregate of Rs.350,000 (U.S.$8,051.5) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for the fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were granted stock options under the Dr. Reddy’s Employee Stock Option Scheme, 2002 in fiscal 2007 as provided in the table below.
     For fiscal 2007, the directors were entitled to the following amounts as compensation:

		Amount Rs.
		(in thousands)
Name of Directors	Attendance fees	Commission	Salary	Perquisites	Total	Stock Options
Dr. K. Anji Reddy	—	139,196	4,384	382	143,962	—
Mr. G.V. Prasad	—	104,400	3,600	679	108,679	—
Mr. Satish Reddy	—	104,400	3,600	679	108,679	—
Mr. Anupam Puri	60	2,608	—	—	2,668	1,500
Prof. Krishna G. Palepu	40	2,608	—	—	2,648	1,500
Dr. Omkar Goswami	80	2,608	—	—	2,688	1,500
Mr. P.N. Devarajan	100	2,608	—	—	2,708	1,500
Mr. Ravi Bhoothalingam	65	2,608	—	—	2,673	1,500
Dr. V. Mohan(1)	5	—	—	—	5	1,500

(1)	ceased to be our Director effective July 28, 2006.
     The options granted to directors in fiscal 2007 have an exercise price of Rs.5 per option, vest in one year, and expire five years from the date of vesting.
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
     All of our employees at the managerial and staff levels are eligible to participate in a variable pay program, which consists of performance bonuses based on the performance of their function or business unit, and a profit sharing plan through which part of our profits can be shared with our employees. Our variable pay program is aimed at rewarding performance of the individual, business unit/function and the organization, with significantly higher rewards for superior performances.
     We also have two employee stock option schemes: the Dr. Reddy’s Employee Stock Option Scheme, 2002 and the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007. The stock option schemes are applicable to all of our employees and directors and employees and directors of our subsidiaries. The stock option schemes are not applicable to promoter directors, promoter employees and persons holding 2% or more of our outstanding share capital. The compensation committee of the Board of Directors awards options pursuant to the stock option schemes based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.
     Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation,” above. The following table presents the annual compensation paid for services rendered to us for fiscal 2007 and stock options held by all of our other executive officers as of March 31, 2007:

	Compensation		Stock Options
			Fiscal Year				Vesting and
Name	Rs.		of Grant	No. of options	Exercise price		Expiration Date

Mr. Abhijit Mukherjee	Rs.	10,517,204	2005	3,200	Rs.	5.00	(1)
			2006	7,500		5.00	(1)
			2007	8,000		5.00	(1)
Mr. Arun Sawhney		12,373,847	2005	9,140		5.00	(1)
			2006	6,000		5.00	(1)
			2007	6,400		5.00	(1)
Mr. Ashwani Kumar Malhotra		8,561,095	2005	6,004		5.00	(1)
			2006	5,250		5.00	(1)
			2007	5,000		5.00	(1)
Mr. Jaspal Singh Bajwa		14,028,455	2005	7,000		5.00	(1)
			2006	7,500		5.00	(1)
			2007	8,000		5.00	(1)
Mr. Jeffrey Wasserstein		22,787.701	2005	15,000		5.00	(1)
			2007	8,000		5.00	(1)
Mr. K.B. Sankara Rao		8,521,312	2005	6,160		5.00	(1)
			2006	6,000		5.00	(1)
			2007	6,400		5.00	(1)
Mr. Mark Hartman		37,378,470	2004	20,000		441.50	(1)
			2005	12,000		442.50	(1)
			2006	12,000		5.00	(1)
			2007	8,000		5.00	(1)
Dr. R. Rajagopalan		8,359,076	2005	7,240		5.00	(1)
			2006	4,500		5.00	(1)
			2007	5,000		5.00	(1)
Mr. Raghu Cidambi		8,200,000	2005	7,000		5.00	(1)
			2006	7,500		5.00	(1)
			2007	5,000		5.00	(1)
Mr. Saumen Chakraborty		11,588,887	2004	5,000		441.50	(1)
			2005	5,100		5.00	(1)
			2006	7,500		5.00	(1)
			2007	8,000		5.00	(1)
Dr. Uday Saxena		18,669,027	2005	7,000		5.00	(1)
			2006	6,000		5.00	(1)
			2007	6,400		5.00	(1)
Mr. V.S. Vasudevan		10,589,454	2003	11,480		531.51	(1)
			2004	20,000		441.50	(1)
			2005	20,000		442.50	(1)
			2006	50,000		362.50	(1)
			2007	8,000		5.00	(1)

(1)	The expiration date is five years from the date of vesting. The options vest in annual increments over a period of four years.

Retirement benefits.
     We provide the following benefit plans to our employees:
     Gratuity benefits: In accordance with applicable Indian laws, we provide for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, we established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by Indian law and generally consist of federal and state Indian government bonds and the debt instruments of Indian government-owned corporations. The net contribution amounts recognized by us were Rs.21.2 million, Rs.52.3 million and Rs.31.5 million during the years ended March 31, 2005, 2006 and 2007, respectively.
     Superannuation benefits. Apart from being covered under the Gratuity Plan described above, our senior officers also participate in superannuation, a defined contribution plan administered by the LIC. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.27.0 million, Rs.24.8 million and Rs.28.0 million to the superannuation plan during the years ended March 31, 2005, 2006 and 2007, respectively.
     Provident fund benefits. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.64.2 million, Rs.64.4 million and Rs.75.5 million to the provident fund plan during the years ended March 31, 2005, 2006 and 2007, respectively.
6.C. Board practices
     Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2007, we have eight directors on our Board, of which five are non-full time independent directors.
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
     The terms of each of our directors and their expiration dates are provided in the table below.

Expiration of Current
Name	Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)	July 12, 2011	5 years	23 years
Mr. Satish Reddy (1)	September 30, 2007	5 years	14 years
Mr. G.V. Prasad (1)	January 30, 2011	5 years	21 years
Mr. Anupam Puri (2)	Retirement by rotation	Due for retirement by rotation in 2007	5 years
Dr. Krishna G. Palepu (2)	Retirement by rotation	Due for retirement by rotation in 2008	5 years
Mr. P.N. Devarajan (2)	Retirement by rotation	Due for retirement by rotation in 2006	6.5 years
Dr. Omkar Goswami (2)	Retirement by rotation	Due for retirement by rotation in 2007	6.5 years
Mr. Ravi Bhoothalingam (2)	Retirement by rotation	Due for retirement by rotation in 2008	6.5 years
Dr. V. Mohan (2)(4)	Retirement by rotation	Due for retirement by rotation in 2006	11 years

(1)	Full time director.

(2)	Non-full time independent director.

(3)	Reappointed at the 22nd Annual General Meeting of Shareholders held on July 28, 2006.

(4)	Retired at the 22nd Annual General Meeting of Shareholders held on July 28, 2006.
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
     Our Company Secretary is the Secretary of the Audit Committee. This Committee met on four occasions during fiscal 2007. Our statutory auditors were present at all Audit Committee meetings during the year.
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
     The Chief of Human Resources is the Secretary of the Committee. The Compensation Committee met three times during fiscal 2007.

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
     Our Company Secretary is the Secretary of the Committee. The Nomination Committee met once during fiscal 2007.
Corporate Governance
     Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of this Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:
(i)	establish an independent audit committee that has specified responsibilities;

(ii)	provide prompt certification by its chief executive officer of any material non-compliance with any corporate governance rules;

(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and

(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.
     The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Seven of our ten directors are “independent directors,” as defined by the NYSE.

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.

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
We have a Compensation Committee composed entirely of independent directors which meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of our Compensation Committee.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act.

The audit committee must have a minimum of three members all being independent directors. The audit committee must have a written charter that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have an Audit Committee composed of five members, all being independent directors. The committee has a written charter that meets these requirements. We also have an internal audit function. We do not have a practice of evaluating the performance of our Audit Committee.

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
We filed our most recent written certification on October 11, 2006.

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
We filed our most recent written affirmation on October 11, 2006.
6.D. Employees
     The following table sets forth the number of our employees during fiscal 2005, 2006 and 2007.
For the Fiscal Year Ended March 31, 2007

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	29	3,566	3,595
Sales and Marketing(2)	21	299	2,546	2,866
Research and Development	18	158	1,381	1,557
Others(3)	58	24	920	1,002

Total	97	510	8,413	9,020

For the Fiscal Year Ended March 31, 2006

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	56	2,841	2,897
Sales and Marketing(2)	27	291	2,268	2,586
Research and Development	19	—	1,167	1,186
Others(3)	32	129	695	856

Total	78	476	6,971	7,525

For the Fiscal Year Ended March 31, 2005

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	45	2,517	2,562
Sales and Marketing(2)	21	4	1,833	1,858
Research and Development	15	2	1,106	1,123
Others(3)	45	13	534	592

Total	81	64	5,990	6,135

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.
     We have not experienced any material work stoppages in the last three fiscal years and we consider our relationship with our employees and labor unions to be good. Approximately 10% of our employees belong to labor unions. We did not experience any strikes at our manufacturing facilities in fiscal 2007.
6.E. Share ownership
     The following table sets forth, as of March 31, 2007 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

		% of
	No. of shares	outstanding	No. of	Fiscal Year
Name	held(1),(3)	capital	options held	of the Grant	Exercise price		Expiration date

Dr. K. Anji Reddy(2),(4)	800,956	0.48%	—	—		—	—
Mr. G.V. Prasad(4)	1,365,940	0.81%	—	—		—	—
Mr. Satish Reddy(4)	1,205,832	0.72%	—	—		—	—
Mr. Anupam Puri	5,500	—	4,500	2006	Rs.	5.00	(5)
			3,000	2007		5.00	(6)
Prof. Krishna G Palepu	2,500	—	4,500	2006		5.00	(5)
			3,000	2007		5.00	(6)
Dr. Omkar Goswami	1,500	—	4,500	2006		5.00	(5)
			3,000	2007		5.00	(6)
Mr. P.N. Devarajan	1,700	—	4,500	2006		5.00	(5)
			3,000	2007		5.00	(6)
Mr. Ravi Bhoothalingam	1,500	—	4,500	2006		5.00	(5)
			3,000	2007		5.00	(6)
Mr. Abhijit Mukherjee	5,700	—	3,200	2005		5.00	(5)
			7,500	2006		5.00	(5)
			8,000	2007		5.00	(5)
Mr. Arun Sawhney	16,620	0.01%	9,140	2005		5.00	(5)
			6,000	2006		5.00	(5)
			6,400	2007		5.00	(5)
Mr. Ashwani Kumar Malhotra	10,562	—	6,004	2005		5.00	(5)
			5,250	2006		5.00	(5)
			5,000	2007		5.00	(5)
Mr. Jaspal Singh Bajwa	11,500	0.01%	7,000	2005		5.00	(5)
			7,500	2006		5.00	(5)
			8,000	2007		5.00	(5)
Mr. Jeffrey Wasserstein	—	—	15,000	2005		5.00	(5)
			8,000	2007		5.00	(5)
Mr. K.B. Sankara Rao	42,324	0.03%	6,160	2005		5.00	(5)
			6,000	2006		5.00	(5)
			6,400	2007		5.00	(5)
Mr. Mark Hartman	—	—	20,000	2004		441.50	(5)
			12,000	2005		442.50	(5)
			12,000	2006		5.00	(5)
			8,000	2007		5.00	(5)
Dr. R. Rajagopalan	13,620	—	7,240	2005		5.00	(5)
			4,500	2006		5.00	(5)
			5,000	2007		5.00	(5)
Mr. Raghu Cidambi	11,500	0.01%	7,000	2005		5.00	(5)
			7,500	2006		5.00	(5)
			5,000	2007		5.00	(5)
Mr. Saumen Chakraborty	21,800	0.01%	5,000	2004		441.50	(5)
			5,100	2005		5.00	(5)
			7,500	2006		5.00	(5)

		% of
	No. of shares	outstanding	No. of	Fiscal Year
Name	held(1),(3)	capital	options held	of the Grant	Exercise price	Expiration date

			8,000	2007	5.00	(5)
Dr. Uday Saxena	40,000	0.02%	7,000	2005	5.00	(5)
			6,000	2006	5.00	(5)
			6,400	2007	5.00	(5)
Mr. V.S. Vasudevan	—	—	11,480	2003	531.51	(5)
			20,000	2004	441.50	(5)
			20,000	2005	442.50	(5)
			50,000	2006	362.50	(5)
			8,000	2007	5.00	(5)

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	All shares have voting rights.

(4)	Not eligible for grant of Stock Options.

(5)	The expiration date is five years from the date of vesting. The options vest in annual increments over a period of four years.

(6)	The expiration date is five years from the date of vesting. The options vest in one year.
Employee Stock Incentive Plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”)
     We instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of us and each of our subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees of us and our subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
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
     After the stock dividend on August 30, 2006 (in which we distributed one equity share for each equity share and ADS issued and outstanding as of August 29, 2006), the options authorized and outstanding under the DRL 2002 Plan were as follows:

	Number of options	Number of options
	granted under	granted under
Particulars	Category A	Category B	Total

Options authorized for issuance under original Plan	300,000	1,995,478	2,295,478

Options exercised prior to stock dividend date of August 30, 2006 (A)	94,061	147,793	241,854
Balance of shares that can be issued upon the exercise of outstanding options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624

Options authorized for issuance after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
     Stock option activity under the DRL 2002 Plan in the two categories of options (i.e., fair market value and par value options) was as follows:

Category A - Fair Market Value Options	Fiscal Year Ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	1,822,076	Rs.	441.5-698	Rs.	484.48	66
Granted during the year	933,000		373.5-442.5		436.41	82
Expired / forfeited during the year	(705,314)		382.5-531.51		459.42	—
Surrendered by employees during the year in exchange of category B options	(1,451,862)		373.5-698		464.04	—
Exercised during the year	—		—		—	—

Outstanding at the end of the year	597,900		373.5-574.5		488.66	50

Exercisable at the end of the year	377,076	Rs.	441.5-574.5	Rs.	498.27	35

Category A - Fair Market Value Options	Fiscal Year Ended March 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	597,900	Rs.	373.5-574.50	Rs.	488.66	50
Granted during the year	65,000		362.50		362.50	81
Expired / forfeited during the year	(93,400)		362.5-574.50		472.18	—
Surrendered by employees during the year	(180,000)		488.65-531.51		517.23	—
Exercised during the year	(155,000)		441.5-488.65		471.92	—

Outstanding at the end of the year	234,500		362.5-531.51		439.43	64

Exercisable at the end of the year	75,764	Rs.	362.5-531.51	Rs.	471.93	45

Category A - Fair Market Value Options	Fiscal Year Ended March 31, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	234,500		362.5-531.51		439.43	64
Granted during the year	—		—		—	—
Expired / forfeited during the year	(11,600)		441.5-574.5		527.8	—
Exercised during the year	(31,320)		441.5-531.51		477.4	—

Outstanding at the end of the year	191,580		362.5-531.51		427.9	54

Exercisable at the end of the year	103,680	Rs.	362.5-531.51	Rs.	447.58	38

Category B - Par Value Options	Fiscal Year Ended March 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	—		—		—	—
Granted during the year In exchange for category A surrendered options	561,746	Rs.	5	Rs.	5	84
New options	205,300		5		5	84
Forfeited during the year	(7,948)		5		5	—
Exercised during the year	—		—		—	—

Outstanding at the end of the year	759,098	Rs.	5	Rs.	5	84

Exercisable at the end of the year	—		—		—	—

Category B - Par Value Options	Fiscal Year Ended March 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	759,098	Rs.	5	Rs.	5	84
Granted during the year	433,720		5		5	81
Forfeited during the year	(266,608)		5		5	—
Exercised during the year	(196,242)		5		5	—

Outstanding at the end of the year	729,968		5		5	81

Exercisable at the end of the year	36,272	Rs.	5	Rs.	5	59

Category B - Par Value Options	Fiscal Year Ended March 31, 2007
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	729,968	Rs.	5	Rs.	5	81
Granted during the year	427,060		5		5	81
Forfeited during the year	(76,056)		5		5	—
Exercised during the year	(191,720)		5		5	—

Outstanding at the end of the year	889,252		5		5	77

Exercisable at the end of the year	43,256	Rs.	5	Rs.	5	51

     The weighted average grant date fair value of options granted under the DRL 2002 Plan at fair market value during the years ended March 31, 2005 and 2006 was Rs. 377.60 and Rs.293.42, respectively. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the years ended March 31, 2005, 2006 and March 31, 2007 was Rs.707.40, Rs.705.88 and Rs.575.36, respectively.
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”).
     We instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all of our employees and all employees and directors of our subsidiaries. Under the DRL 2007 Plan, the Compensation Committee of the Board (the “Compensation Committee”) administers the DRL 2007 Plan and grants stock options to eligible employees of us and eligible employees and directors of our subsidiaries. The Compensation Committee determines the employees eligible to receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. No options were granted under this plan in fiscal 2007.
Aurigene Discovery Technologies Limited ESOP Plan 2003.
     Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Aurigene Employee Plan”) to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at an exercise price as may be determined by Aurigene’s compensation committee. As of March 31, 2007, there were 1,183,583 stock options outstanding under the Aurigene Employee Plan.
Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan.
     In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Aurigene Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as may be determined by Aurigene’s compensation committee. As of March 31, 2007, there were no stock options outstanding under the Aurigene Management Plan.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major shareholders
     All of our equity shares have the same voting rights. A total of 25.18% of our equity shares are held by the following parties:
•	Dr. K. Anji Reddy (Chairman),

•	Mr. G .V. Prasad (Executive Vice Chairman and Chief Executive Officer),

•	Mr. Satish Reddy (Managing Director and Chief Operating Officer),

•	Mrs. K. Samrajyam, wife of Dr. K. Anji Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and

•	Dr. Reddy’s Holdings Private Limited (a company in which Dr. K. Anji Reddy owns 40% of the equity and the remainder is held by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members)
     The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2007:

	Equity Shares Beneficially Owned (1)
	Number	Percentage
Name	of Shares	of Shares
Dr. K. Anji Reddy(2)	38,599,246	22.99%
Mr. G.V. Prasad	1,365,940	0.81%
Mr. Satish Reddy	1,205,832	0.72%
Family Members	1,116,856	0.67%
Subtotal	42,287,874	25.18%

Others/public float	125,624,306	74.82%

Total number of shares outstanding	167,912,180	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provides that shares are beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)	Dr. Reddy’s Holdings Private Limited owns 37,798,290 equity shares of Dr. Reddy’s Laboratories Limited. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Private Limited. The remainder is owned by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members. The entire amount beneficially owned by Dr. Reddy’s Holdings Private Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy.
     As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.
     The following shareholders hold more than 5% of our equity shares as of March 31, 2007:

Name	March 31, 2007		March 31, 2006		March 31, 2005
	No. of equity	% of equity	No. of equity	% of equity	No. of equity	% of equity
	shares held	shares held	shares held(1)	shares held	shares held(1)	shares held
Dr. Reddy’s Holdings Pvt. Limited	37,798,290	22.51	37,786,490	24.64	35,755,460	23.36
Life Insurance Corporation of India	13,323,325	7.93	10,312,022	6.72	14,710,096	9.61

(1)	Our Board of Directors, at its meeting held on May 31, 2006, recommended the issuance of a stock dividend in the ratio of 1:1, which was approved by the shareholders in the Annual General Meeting held on July 28, 2006. The Board paid the above stock dividend on August 30, 2006 to all of our shareholders of record on August 29, 2006. Accordingly, the number of equity shares held as on March 31, 2006 and 2005 have been adjusted to reflect the above stock dividend.
     As of March 31, 2007, we had 167,912,180 outstanding equity shares. As of March 31, 2007, there were 102,615 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2007, 16.60% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2007 we had approximately 22,470 ADS holders on record in the United States.
7.B. Related party transactions
     We have entered into transactions with the following related parties:
•	Diana Hotels Limited for hotel services;

•	AR Chlorides for processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Private Limited for purchase and sale of active pharmaceutical ingredients and intermediates;

•	Madras Diabetes Research Foundation for undertaking research on our behalf;

•	Dr. Reddy’s Heritage Foundation for purchase of services;

•	SR Enterprises for transportation services; and

•	Manava Seva Dharma Samvardhani Trust for social contribution to which we have made contributions..
     Our directors have either a significant ownership interest, controlling interest or exercise significant influence over these entities (“significant interest entities”).
     We have also engaged in transactions with our two affiliates, Perlecan Pharma Private Limited (“Perlecan Pharma”) and Reddy Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”). These transactions are in the nature of Perlecan Pharma’s reimbursement of research and development expenses, Perlecan Pharma’s payment to us for ongoing research services which we have performed for Perlecan Pharma and our purchase of active pharmaceutical ingredients from Reddy Kunshan. We have also entered into transactions with our employees and directors and their relatives.
     One of the Company’s former executives and U.S. general counsel (resigned effective July 31, 2006), is a shareholder of a law firm that we engage for provision of legal services. Legal fees paid by us to this law firm were Rs.468.8 million, Rs.466.6 million and Rs.153.6 million (until the date of his resignation) during the years ended March 31, 2005, 2006 and 2007, respectively.
     The following is a summary of significant related party transactions:

	Fiscal Year Ended March 31,
	2005		2006		2007
	(Thousands)
Purchases from:
Significant interest entities	Rs.	45,239	Rs.	182,870	Rs.	294,773
Affiliates		39,278		5,410		—

Sales to:
Significant interest entities		1,055		32,255		—
Affiliates		—		—		139,335

Reimbursement of expenses from affiliates		—		—		372,643

Lease rental paid under cancelable operating leases to:
Directors and their relatives		17,144		18,927		21,884

Administrative expenses paid to:
Significant interest entities		4,649		7,401		9,227
     We had the following amounts due from related parties:

	As of March 31,
	2006		2007
	(Thousands)
Significant interest entities	Rs.	6,084		—
Directors and their relatives		4,380		4,380
Employee loans (interest free)		7,537		2,426
Affiliates		234,541		143,136

	Rs.	252,242	Rs.	149,942

          We had the following amounts due to related parties:

	As of March 31,
	2006		2007
	(Thousands)
Significant interest entities	Rs.	18,958	Rs.	871
Payable towards legal fees		131,392		—
Directors and their relatives		1,328		—

	Rs.	151,678	Rs.	871

As of March 31, 2007, the required repayments of employee      loans are given below:

Repayable in the year ending March 31:	(Thousands)
2008	Rs.	1,951
2009		313
2010		130
2011		32
2012		—
Thereafter		—

	Rs.	2,426

7.C. Interests of experts and counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated statements and other financial information
     The following financial statements and auditors report for fiscal 2007 are incorporated herein by reference and are included in Item 18 of this report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2006 and 2007.

•	Consolidated Statements of Operations for the years ended March 31, 2005, 2006 and 2007.

•	Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended March 31, 2005, 2006 and 2007.

•	Consolidated Statements of Cash Flow for the years ended March 31, 2005, 2006 and 2007.

•	Notes to the Consolidated Financial Statements.
Amount of Export Sales
     For the fiscal year ended March 31, 2007, our export revenues were Rs. 55,916.5 million, contributing 85.9% to our total revenues.
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
     Environmental Litigation
     The Indian Council for Environment Legal Action (the “Council”) filed a writ petition in 1989 under Article 32 of the Indian Constitution against the Union Government and others in the Supreme Court of India. Two hundred twenty five industries in and around Hyderabad, India, including four API manufacturing units belonging to us, are respondents. The Council is seeking relief in the nature of an order directing the Union and the State Government to avert pollution and compensate those affected by such pollution. The Supreme Court of India issued certain directions and sent the writ to the Andhra Pradesh High Court (the “High Court”). Presently the writ is pending before the High Court.
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
     Excise litigation
     During fiscal 2003, 2005 and 2006, the Indian Central Excise authorities (the “Authorities”) issued a total of three demand notices on one of our vendors with regard to the assessable value of the products it supplied to us, and imposed a total of approximately Rs.435.26 million in claims and penalties against such vendor. We were named as a co-defendant in the notices given during fiscal 2003 and 2005 and, as a result, the Authorities assessed claims and penalties against us in an aggregate amount of Rs.76.50 million. We filed appeals against these notices.
     On August 31, 2006 and September 30, 2006 we attended the hearings concluded by the Customs, Excise and Service Tax Appellate Tribunal (“CESTAT”) on the matter. On October 31, 2006, the CESTAT passed an order in our favor setting aside all the above demands. On July 20, 2007, the Authorities appealed against the order in the Supreme Court.

     Fexofenadine litigation
     In April 2006, we launched fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. According to ORG IMS in its June Moving Annual Total report, Allegra® tablets had annual sales of approximately U.S.$1.24 billion for the 12-month period ended March 2006. We are currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredient (“API”) patents that are the subject matter of litigation concerning our fexofenadine hydrochloride tablets. We have obtained summary judgment as to each of the formulation patents.
     In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to our fexofenadine hydrochloride tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, we could lose our trial and thereby be required to pay damages related to the sales of our fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.
  Pharma LLC litigation
     In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs.1.072 million, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Purchase Agreement dated March 2002 also provide for contingent consideration not to exceed U.S.$14.0 million over the ten years following such purchase based on sales of certain of our products. Such payments would be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the EITF on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Accordingly, as of March 31, 2007, an amount of Rs.452.7 million (U.S.$10.4 million) has been paid towards such contingent consideration and recorded as goodwill on achievement of such specified milestones.
     In August 2006, we received a letter from Pharma, LLC alleging that sales of certain products were excluded by us from our calculation of gross revenue in computing the amount payable to Pharma, LLC. We have responded, stating that the referenced products, being the authorized generic products of the partnering innovator company, are not DRLI’s products and therefore fall within the definition of “excluded products.” Accordingly, we have rejected Pharma, LLC’s claim for its share of consideration from sale of these products. Subsequently, in October, 2006, Pharma, LLC instituted an arbitration proceeding under the Stock Redemption Agreement, as amended. If we are not able to successfully defend our position, the maximum potential estimated liability towards the claim made by Pharma, LLC could accelerate the payment of contingent consideration, within the overall limit of U.S.$14.0 million described above.
     Fosamax writ petition
     In March 2007, the European patent for Fosamax (Merck & Co.’s brand name for alendronate sodium), which we and several other companies sell generic versions of in Germany, was reinstated in favor of Merck & Co. betapharm has filed protective writs to prevent a preliminary injunction without a hearing. As of March 31, 2007, no injunction had been granted to Merck & Co. Based on a legal evaluation, we continue selling our generic version of the product and believe that the European patent reinstatement does not affect our ability to sell our generics version of the product. We do not believe that the patent reinstatement will have a material adverse effect on our financial position, results of operations or cash flows in any given accounting period.
     Others

     Additionally, we are involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that we expect to be material in relation to our business.
Dividend Policy
     In the fiscal years ended March 31, 2005, 2006 and 2007, our shareholders declared cash dividends of Rs.5, Rs.5 and Rs.3.75, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors.
     Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are converted by the Depositary into U.S. Dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.
8.B. Significant changes
     In September 2007, U.S. FDA granted final approval for our ANDA for ranitidine (our generic version of Zantac™) 150mg tablet for over-the-counter sales. We were the only generic manufacturer to receive U.S. FDA approval for this product following the expiration of the innovator’s patents. This was the first approval for our U.S. OTC business unit to launch a store brand OTC division in the United States.
     Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since March 31, 2007.
ITEM 9. THE OFFER AND LISTING
9.A. Offer and listing details
Information Regarding Price History
     The following tables set forth the price history for our shares on the Bombay Stock Exchange Limited, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Fiscal Year	Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High (Rs.)	Low (Rs.)	High ($)	Low ($)
2007	877	608.00	19.06	12.31
2006	756.50	306.50	16.67	7.46
2005	501.45	326.25	12.40	7.53
2004	735.00	404.00	16.53	8.79
2003	574.95	337.50	12.00	6.65

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)
June 30, 2005	381.00	306.50	8.80	7.46
September 30, 2005	432.50	362.50	9.85	8.50
December 31, 2005	495.00	390.75	11.10	8.81
March 31, 2006	756.50	475.00	16.67	10.90
June 30, 2006	877.00	579.00	19.06	12.31
September 30, 2006	758.50	700.00	16.06	15.05
December 31, 2006	840.00	701.00	18.54	15.25
March 31, 2007	835.00	608.00	18.70	13.85

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)
October 31,2006	774.00	701.00	17.25	15.25
November 30, 2006	820.00	709.00	18.03	15.75
December 31, 2006	840.00	738.25	18.54	16.61
January 31, 2007	835.00	735.00	18.70	16.55
February 28, 2007	755.70	630.00	17.33	14.76
March 31, 2007	734.95	608.00	16.65	13.85
Source: www.bseindia.com and www.adr.com, respectively.

(1)	Stock prices per share reflect a stock dividend, effective on August 30, 2006, of one equity share for each equity share held by our shareholders as of August 29, 2006.
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
     The Memorandum and Articles of Association were amended at the 17th Annual General Meeting held on September 24, 2001, 18th Annual General Meeting held on August 26, 2002 and 20th Annual General Meeting held on July 28, 2004 and 22nd Annual General Meeting held on July 28, 2006. A full description of these amendments was given in the Form 20-F filed with the SEC on September 30, 2003, September 30, 2004 and October 2, 2006, which description is incorporated herein by reference. The Memorandum and Articles of Association were further amended at the 22nd Annual General Meeting held on July 28, 2006 to increase the authorised share capital in connection with the stock dividend that occurred on August 30, 2006.
10.C. Material contracts
     In March 2006, we entered into an agreement by which we acquired betapharm in Germany. This acquisition was completed in

March 2006. The share purchase agreement was filed as Exhibit 4.3 to our Annual Report on Form 20-F filed on October 2, 2006 and incorporated herein by reference.
     Other than the contract mentioned above and other contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries is a party for the two years immediately preceding the date of this Form 20-F.
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
     Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In February 2000, the Department of Industrial Policy and Promotion issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the Foreign Investment Promotion Board and, in certain cases, without prior permission of the RBI. Over a period of time, the government of India has relaxed the restrictions on foreign investment, including the revision of the investment cap to 26% in the insurance sector and 74% subject to RBI guidelines for setting up branches/subsidiaries of foreign banks in the private banking sector.
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
          Portfolio Investments by FIIs
     In September 1992, the government of India issued guidelines that enable FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all of the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the Securities and Exchange Board of India (“SEBI”), and a general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. FIIs must also comply with the provisions of the SEBI (Foreign Institutional Investors Regulations) 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under the Foreign Exchange Management Act. Together, the initial registration and the RBI’s general permission enable the registered FII to: (i) buy (subject to the ownership restrictions discussed below) and sell unrestricted securities issued by Indian companies; (ii) realize capital gains on investments made through the initial amount invested in India; (iii) participate in rights offerings for shares; (iv) appoint a domestic custodian for custody of investments held; and (v) repatriate the capital, capital gains, dividends, interest income and any other compensation received pursuant to rights offerings of shares. The current policy with respect to purchase or sale of securities of an Indian company by an FII is in Schedule 2 and Regulation 5(2) of the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000.
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
     In our case, our shareholders have passed a resolution enhancing the limits of portfolio investment by foreign institutional investors in the aggregate to 49%. Non-Resident Indians in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments. Holders of ADSs are not subject to the rules governing FIIs unless they convert their ADSs into equity shares. As of March 31, 2007, FII’s are holding 27.49% and NRI’s 2.03% of our equity shares.
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

(v)	a non-resident investor, broker, the Custodian and the Depositary comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 and the related guidelines issued by the Central Government from time to time.
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
     The RBI placed various restrictions on the eligibility of OCBs to make investments in Indian companies in AP (DIR) Series Circular No. 14 dated September 16, 2003. For further information on these restrictions, the circular is available on www.rbi.org.in for review.
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
     Taxation of Distributions.
     a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 16.99%, including applicable surcharges and the special levy called the “Education and Higher Education Cess” (hereinafter referred to as the “education cess”), on the total amount it distributes, declares or pays as a dividend.
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
     Capital gains are taxed as follows:
•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharge and education cess.

•	long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, plus the applicable surcharge and education cess; and short-term capital gains on such transfer will be taxed at the maximum marginal rate of tax applicable to the seller, plus the applicable surcharge and education cess, if the sale of such equity shares is settled outside of a recognized stock exchange in India;

•	long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax and any short term capital gain is taxed at 10%, plus the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and securities transaction tax (“STT”) is paid on such sale. The rate of surcharge in the case of individuals whose taxable income is greater than Rs.1,000,000 is 10%; and

•	short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of (i) 40%, , in case of foreign companies and (ii) 10%, in the case of resident employees or non-resident individuals. An additional surcharge will be charged if the aggregate taxable income exceeds prescribed limit during the relevant year, which is 10% if the aggregate taxable income exceeds Rs.1,000,000 in case of individuals and is 2.5% if the aggregate taxable income exceeds Rs.10,000,000 in case of foreign companies. An education cess of 3% will be charged on tax and surcharge.
     As per Section 10(38) of the Income-tax Act, long term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India and on which sale the STT has been paid are exempt from Indian tax.
     As per Section 111A of the Income-tax Act, short term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India are subject to tax at a rate of 10.3% including education cess but excluding the applicable surcharge
     Purchase or sale of equity shares of a company listed on a recognized stock exchange in India is subject to a security transaction tax of 0.1% (0.125% from June 1, 2006)of the transaction value for any delivery based transaction and 0.02%(0.025% from June 1, 2006) for any non-delivery based transaction.
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
     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax
(i) at variable rates with a maximum rate of 42.23%, including the prevailing surcharge and education cess, in the case of a foreign company and (ii) in the range of 30.9% to 33.99%, including the applicable surcharge, in the case of resident employees and of non-resident individuals with taxable income over Rs.250,000.
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
     Service Tax. Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.
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
Foreign Exchange Rate Risk
     We use the Indian rupee as our reporting currency and we are therefore exposed to foreign exchange movements, primarily in U.S. dollars, Euros, Pounds sterling, Russian rubles, Brazilian real and Asian currencies. Consequently, we enter into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments, liabilities and anticipated transactions. We use futures contracts and foreign currency option contracts to hedge firm and anticipated net revenues in foreign currencies.
     A significant portion of our revenues are in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between Indian rupees and U.S. dollars has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of Indian rupees against U.S. dollars can adversely affect our results of operations.
     We purchase forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. The futures contracts typically mature between one and twelve months. The Indian market for U.S. dollar futures contract is well traded up to 12 months. The counter parties for our exchange contracts are banks and counter party risk is minimal. Although we believe that these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective pursuant to SFAS No. 133, is marked to market with resultant differences being recognized in the consolidated income statement.
     The following table sets forth sell U.S. dollars/Indian rupees foreign currency futures contracts held by us as of March 31, 2007 by maturity month of the contracts:

Description	Apr-07	May-07	June-07	July-07	Aug-07	Total
Contracts outstanding (U.S.$ million)	80.50	22	270	5	20	397.50
Average contractual exchange rate (U.S. $/Rs.)	44.86	45.04	44.11	46.88	47.06
     The following table sets forth sell Euro/U.S. dollars foreign currency futures contracts held by us as of March 31, 2007 by maturity month of the contracts:

Description	Apr-07
Contracts Outstanding (€ million)	11
Average Contractual Exchange Rate (€ /U.S.$)	1.3325
     The following table sets forth sell Euro/U.S. dollars foreign currency option contracts held by us as of March 31, 2007 by maturity month of the contracts:

Description	Apr-07
Contracts Outstanding (€ million)	30
Average Contractual Exchange Rate (€ /U.S.$)	1.3375
     As of March 31, 2007, the spot exchange rate was Rs.43.10 per U.S. dollar. For each of the U.S. dollars/Indian rupees and Euro/ U.S. dollars options, the strike price depends on the spot exchange rate on the date of expiration of the option.
     Increase/(decrease) in fair value of futures contracts and options has been recorded in the consolidated income statement in the foreign exchange (gain)/loss line item.
Sensitivity analysis of exchange rate risk
     A Rs.1 decrease/increase in the spot rate for exchange of Indian rupees with U.S. dollars would result in approximately Rs.397.50 million increase/decrease in the fair value of our short U.S. dollars/Indian rupees currency futures contracts outstanding as of March 31, 2007.
     A U.S.$0.01 decrease/increase in the spot rate for exchange of U.S. dollars with Euro would result in approximately Rs.17.671 million increase/decrease in the fair value of our short Euro/U.S.$ currency futures contracts outstanding as of March 31, 2007.
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
Interest Rate Risk
     As of March 31, 2007 we had a loan of 358million at an average interest rate of 6-month Euribor plus 70 to 200 basis points and U.S.$12.70 million at an interest rate of 6-month Libor plus 70 basis points. This exposes us to risk of changes in interest rates, particularly Euribor. Our investments in bank fixed deposits and short-term liquid mutual funds do not expose us to significant interest rate risk.

	Amount of Long Term Loans as at March 31,
	2007	2006	2005
Rupee Term Loans*	Rs.19.225 million	Rs.25.1 million	Rs.31.1 million

Foreign Currency Loans	€358 million and	€400 million	—
	U.S.$12.7 million

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     Interest Rate Profile. An interest rate profile of long-term debt is given below:

	For the Fiscal Year Ended March 31,
	2007	2006	2005
Foreign Currency Loans	6 months Euribor + 70 bps - 200 bps	1-month Euribor + 150 bps	—
Rupee Term Loans*	6 month Libor + 70 bps 2%	2%	2%

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     As of March 31, 2007, we have not entered into any derivative financial instruments to hedge our interest rate risk.
     Maturity Profile.
A maturity profile of Long term loans outstanding is as follows:

Maturing in Year ending March 31,	Rupee Term Loans	Foreign Currency Loans	Foreign Currency Loans
	(Rs.in Thousands)	(Euro in Thousands)	(Dollars in Thousands)
2008	5,920	62,841	508
2009	5,920	38,852	1,524
2010	5,920	64,627	2,794
2011	1,465	76,926	3,302
Thereafter	0	114,754	4,572
	19,225	358,000	12,700
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

Derivative financial instruments
     The contract or underlying principal amount of derivative financial instruments (in millions) at March 31, 2007 and 2006 are set forth by currency in the table below:

	As at Fiscal Year Ended March 31,
	2007			2006
	U.S. $	EURO	Rs.	U.S. $	EUR	Rs.
	million	million	million	million	million	million

Currency related instruments
Forward foreign exchange rate contracts (sell)	397.5	11	—	105	36	—
Forward foreign exchange rate contracts (buy)	—	—	—	79.5	—	—
Over the counter currency options (sell)	—	30	—	—	—	—

Currency related derivatives	397.5	41	—	184.5	36	—

Interest rate related instruments
Interest rate swaps	—	—	—	—	—	—
Forward rate agreements	—	—	—	—	—	—
Interest rate options	—	—	—	—	—	—
Interest rate related derivatives	—	—	—	—	—	—
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Modification in the rights of security holders
     None.
Use of Proceeds
     In November 2006, we completed a public offering of our American Depositary Shares (“ADS”) to investors. The offering consisted of 14,300,000 ADSs representing 14,300,000 equity shares having a par value of Rs.5 each, at an offering price of U.S.$16.00 per ADS. The proceeds of the offering (including sales pursuant to the underwriters’ over allotment option, but prior to the underwriting discount and commissions and expenses of the offering) were U.S.$228.8 million. We paid underwriting discounts and commission of approximately U.S.$4.0 million. Accordingly, the net proceeds from the offering after underwriting discounts and commissions was approximately U.S.$224.8 million. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or any affiliates.
     Out of the total net proceeds of U.S.$224.8 million that was raised, U.S.$23.9 million was utilized in fiscal 2007 as follows:

Amount in
Particulars	U.S.$ million
Loan to Subsidiary	23.4
Loan to Affiliate	0.5
Total utilization during the year	23.9
The remaining proceeds of U.S.$200.9 million have been placed in deposit accounts outside of India.
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
     Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2007, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
     Management of Dr.Reddy’s Laboratories Limited (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC, internal control over financial reporting is a process designed under the supervision of the Company’s principal executive and principal financial officers, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.
     The Company’s internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management of the Company conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).
     Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2007.
     The effectiveness of the Company’s internal control over financial reporting as of March 31, 2007 has been audited by KPMG, the independent registered public accounting firm that audited the Company’s financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G. V. Prasad	/s/ Saumen Chakraborty
Vice-Chairman and Chief Executive Officer	Chief Financial Officer
(c) Attestation Report of the Registered Public Accounting Firm.
     The following is the attestation report we received from KPMG on management’s assessment of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited:
We have audited Dr. Reddy’s Laboratories Limited’s (the “Company’s”) internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated July 20, 2007 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Hyderabad, India
July 20, 2007

(d) Changes in Internal Control over Financial Reporting
     During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee is composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. As of March 31, 2007, no member of our audit committee met the requirements to be an audit committee financial expert under the SEC definition. We believe that the combined knowledge, skills and experience of the Board of Directors and their authority to engage outside experts as they deem appropriate to provide them with advice on the matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.
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

Type of Service	Fiscal Year Ended				Description of Services
	March 31, 2006		March 31, 2007
	(Rs. in millions)
Audit Fees	Rs.	30.71	Rs.	67.08	Audit of the financial statements and review of statutory filings
Tax Fees		0.60		0.33	—
All Other Fees		0.05		0.91	Statutory certifications, other certifications and advisory services

Total	Rs.	31.36	Rs.	68.32

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

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statement and auditors report for fiscal 2007 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2006 and 2007.

•	Consolidated Statements of Operations for the years ended March 31, 2005, 2006 and 2007.

•	Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended March 31, 2005, 2006 and 2007.

•	Consolidated Statements of Cash flows for the years ended March 31, 2005, 2006 and 2007.

•	Notes to the Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited:
We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries (the “Company”) as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated July 20, 2007 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Hyderabad, India
July 20, 2007

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of March 31,
	2006		2007		2007
					Convenience
					translation into U.S.$
					(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	3,712,637	Rs.	17,981,447	U.S.$	417,203
Investment securities		14,703		15,325		356
Restricted cash		1,606,245		606,159		14,064
Accounts receivable, net of allowances		4,801,794		7,518,878		174,452
Inventories		6,894,712		7,545,580		175,071
Deferred income taxes and deferred charges		173,750		557,792		12,942
Due from related parties		246,360		145,086		3,366
Other current assets		2,639,818		3,096,129		71,836

Total current assets		20,090,019		37,466,396		869,290

Property, plant and equipment, net		9,086,331		12,427,798		288,348
Due from related parties		6,182		4,856		113
Investment securities		1,090,202		1,089,950		25,289
Investment in affiliates		132,659		225,905		5,241
Goodwill		16,634,509		15,540,688		360,573
Intangible assets, net		17,034,555		18,888,413		438,246
Restricted cash		4,468,840		—		—
Other assets		224,772		275,097		6,383

Total assets	Rs.	68,768,069	Rs.	85,919,103	U.S.$	1,993,483

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks	Rs.	9,132,462	Rs.	3,212,676	U.S.$	74,540
Current portion of long-term debt		925,761		3,670,266		85,157
Trade accounts payable		3,639,217		4,754,978		110,324
Due to related parties		151,678		871		20
Accrued expenses		3,083,120		3,958,539		91,845
Other current liabilities		1,812,623		2,936,103		68,123

Total current liabilities		18,744,861		18,533,433		430,010

Long-term debt, excluding current portion		20,937,132		17,870,983		414,640
Deferred revenue		56,466		86,302		2,002
Deferred income taxes		6,346,174		7,556,228		175,319
Other liabilities		411,703		283,456		6,577

Total liabilities	Rs.	46,496,336	Rs.	44,330,402	U.S.$	1,028,548

Minority interest		—		10,473		243

Stockholders’ equity:
Equity shares at Rs.5 par value; 200,000,000 shares authorized; Issued and outstanding; 153,389,140 shares and 167,912,180 shares as of March 31, 2006 and 2007, respectively	Rs.	383,473	Rs.	839,561	U.S.$	19,479
Additional paid-in capital		10,261,783		19,908,837		461,922
Equity options outstanding		463,128		564,937		13,108
Retained earnings		11,201,794		20,091,135		466,152
Equity shares held by a controlled trust: 82,800 shares		(4,882)		(4,882)		(113)
Accumulated other comprehensive income		(33,563)		178,640		4,145

Total stockholders’ equity		22,271,733		41,578,228		964,692

Total liabilities and stockholders’ equity	Rs.	68,768,069	Rs.	85,919,103	U.S.$	1,993,483

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Fiscal Year ended March 31,
	2005		2006		2007		2007
							Convenience
							translation into
							U.S.$
							(unaudited)
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.815,007, Rs.1,153,273, and Rs.779,390 for the years ended March 31, 2005, 2006 and 2007, respectively)	Rs.	19,126,188	Rs.	24,077,209	Rs.	64,185,378	U.S.$	1,489,220
Service income		47,441		142,317		882,172		20,468
License fees		345,737		47,521		27,542		639

		19,519,366		24,267,047		65,095,092		1,510,327
Cost of revenues		9,385,820		12,417,413		34,219,539		793,957

Gross profit		10,133,546		11,849,634		30,875,553		716,370
Operating expenses:
Selling, general and administrative expenses		6,774,563		8,028,884		14,051,137		326,012
Research and development expenses, net		2,803,311		2,152,950		2,462,660		57,138
Amortization expenses		349,991		419,867		1,570,894		36,448
Write-down of intangible assets		—		—		1,770,221		41,072
Foreign exchange (gain)/loss, net		488,819		126,342		(136,753)		(3,173)
Other operating (income)/expenses, net		5,969		(320,361)		(67,039)		(1,555)

Total operating expenses:		10,422,653		10,407,682		19,651,120		455,942

Operating income/(loss)		(289,107)		1,441,952		11,224,433		260,428
Equity in loss of affiliates, net		(58,101)		(88,235)		(62,676)		(1,454)
Other income/(expense), net		454,237		533,606		(661,482)		(15,348)

Income before income taxes and minority interest		107,029		1,887,323		10,500,275		243,626
Income taxes (expense)/benefit		94,277		(258,390)		(1,176,936)		(27,307)
Minority interest		9,942		(76)		3,499		81

Net income	Rs.	211,248	Rs.	1,628,857	Rs.	9,326,838	U.S.$	216,400

Earnings per equity share
Basic		1.38		10.64		58.82		1.36
Diluted		1.38		10.62		58.56		1.36
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,037,898		153,093,316		158,552,422		158,552,422
Diluted		153,119,602		153,403,846		159,256,476		159,256,476
See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Fiscal Year ended March 31, 2005, 2006 and 2007
(in thousands, except share data)

								Accumulated		Equity shares held
	Equity shares			Additional				other		by a controlled trust
	No. of			paid In		Comprehensive		comprehensive		No. of
	shares	Amount		capital		income		income		shares	Amount
Balance as of March 31, 2004	153,037,898	Rs.	382,595	Rs.	10,089,152			Rs.	86,073	82,800		(4,882)

Dividend paid	—		—		—		—		—	—		—
Comprehensive income	—		—		—		—		—	—		—
Net income	—		—		—	Rs.	211,248		—	—		—
Translation adjustment	—		—		—		13,512		13,512	—		—
Unrealized loss on investments, net of tax benefit Rs.5,206	—		—		—		(23,345)		(23,345)	—		—

Comprehensive income	—		—		—	Rs.	201,415		—	—		—

Stock based compensation	—		—		—				—	—		—

Balance as of March 31, 2005	153,037,898	Rs.	382,595	Rs.	10,089,152		—	Rs.	76,240	82,800	Rs.	(4,882)

Issuance of equity shares on exercise of options	351,242		878		172,631
Dividend paid	—
Comprehensive income	—		—		—		—		—	—		—
Net income	—					Rs.	1,628,857
Translation adjustment	—		—		—		11,041		11,041	—
Unrealized loss on investments, net of tax benefit Rs.35,079	—		—		—		(120,844)		(120,844)	—

Comprehensive income	—		—		—	Rs.	1,519,054		—	—		—

Stock based compensation	—		—		—		—		—	—		—

Balance as of March 31, 2006	153,389,140	Rs.	383,473	Rs.	10,261,783			Rs.	(33,563)	82,800	Rs.	(4,882)

Stock Dividend	—	Rs.	383,789		(383,789)		—		—	82,800		—
Issuance of equity shares on exercise of options	223,040		799		88,433
Common stock issued	14,300,000		71,500		9,942,410				—	—		—
Dividend paid	—		—		—		—		—	—		—
Cumulative effect adjustment on adoption of SFAS 123R	—		—		—				—
Comprehensive income	—		—		—				—	—		—
Net income	—		—		—	Rs.	9,326,838		—	—		—
Translation adjustment	—		—		—		251,353		251,353	—		—
Unrealized loss on investments, net of tax benefit Rs.127	—		—		—		(114)		(114)	—		—

Comprehensive income	—		—		—	Rs.	9,578,077		—	—		—

Initial adoption of SFAS 158, net of tax benefit Rs.20,019									(39,036)
Stock based compensation	—		—		—				—	—		—
Balance as of March 31, 2007	167,912,180	Rs.	839,561	Rs.	19,908,837			Rs.	178,640	82,800	Rs.	(4,882)

Convenience translation into U.S.$ (unaudited)		U.S.$	19,479	U.S.$	461,922			U.S.$	4,145		U.S.$	(113)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
For the fiscal years ended March 31, 2005, 2006 and 2007
(in thousands, except share data)
[Continued from above table, first column(s) repeated]

					Total
	Equity - options		Retained		stockholders’
	outstanding		earnings		equity
Balance as of March 31, 2004	Rs.	256,748	Rs.	10,229,672	Rs.	21,039,358

Dividend paid		—		(431,615)		(431,615)
Comprehensive income		—		—		—
Net income		—		211,248		211,248
Translation adjustment		—		—		13,512
Unrealized loss on investments, net of tax benefit Rs.5,206		—		—		(23,345)
Comprehensive income		—		—		—
Stock based compensation		144,001		—		144,001

Balance as of March 31, 2005	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159

Issuance of equity shares on exercise of options		(99,870)				73,639
Dividend paid				(436,368)		(436,368)
Comprehensive income		—		—
Net income				1,628,857		1,628,857
Translation adjustment		—		—		11,041
Unrealized loss on investments, net of tax benefit Rs.35,079		—		—		(120,844)
Comprehensive income		—		—		—
Stock based compensation		162,249		—		162,249

Balance as of March 31, 2006	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733

Stock Dividend		—		—		—
Issuance of equity shares on exercise of options		(73,571)		—		15,661
Common stock issued		—		—		10,013,910
Dividend paid		—		(437,497)		(437,497)
Cumulative effect adjustment on adoption of SFAS 123R		(14,806)		—		(14,806)
Comprehensive income		—		—		—
Net income		—		9,326,838		9,326,838
Translation adjustment		—		—		251,353
Unrealized loss on investments, net of tax benefit Rs.127		—		—		(114)
Comprehensive income		—		—		—
Initial adoption of SFAS 158, net of tax benefit Rs.20,019		—		—		(39,036)
Stock based compensation		190,186		—		190,186
Balance as of March 31, 2007	Rs.	564,937	Rs.	20,091,135	Rs.	41,578,228

Convenience translation into U.S.$ (unaudited)	U.S.$	13,108	U.S.$	466,152	U.S.$	964,692

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

			Fiscal Year ended March 31,
	2005		2006		2007		2007
							Convenience
							translation into
							U.S.$
							(unaudited)
Cash flows from operating activities:
Net income	Rs.	211,248	Rs.	1,628,857	Rs.	9,326,838	U.S.$	216,400
Adjustments to reconcile net income to net cash from operating activities:

Deferred tax benefit		(95,580)		(55,157)		(1,103,598)		(25,606)
(Gain) / loss on sale of available for sale securities, net		(64,997)		3,924		(869)		(20)
Depreciation and amortization		1,309,290		1,567,090		3,010,192		69,842
Write-down of intangible assets		—		—		1,770,221		41,072
In-process research and development expense		277,343		—		—		—
Gain on sale of property, plant and equipment, net		(1,810)		(320,361)		(67,039)		(1,555)
Provision for doubtful accounts receivable		79,442		33,629		151,620		3,518
Allowance for sales returns		105,245		239,462		1,325,981		30,765
Inventory write-downs		52,692		100,783		306,235		7,105
Equity in loss of affiliates, net		58,101		88,235		62,676		1,454
Unrealized foreign exchange (gain)/loss, net		105,227		67,650		(97,232)		(2,256)
Stock based compensation, net		144,001		162,249		175,380		4,069
Loss on sale of subsidiary interest		8,122		—		—		—
Minority interest		(9,942)		76		(3,499)		(81)
Changes in operating assets and liabilities:
Accounts receivable		77,368		(781,607)		(3,032,373)		(70,357)
Inventories		(514,187)		(1,851,724)		(995,342)		(23,094)
Other assets		142,486		(1,123,076)		(371,099)		(8,610)
Due to / from related parties, net		(40,249)		15,223		(48,206)		(1,118)
Trade accounts payable		(763,523)		1,511,074		889,677		20,642
Accrued expenses		1,094,768		243,625		825,207		19,146
Deferred revenue		(247,604)		(16,277)		27,373		635
Other liabilities		364,170		129,478		(347,623)		(8,065)

Net cash provided by operating activities		2,291,611		1,643,153		11,804,520		273,887

Cash flows from investing activities:
Restricted cash		49,304		(6,017,219)		5,468,926		126,889
Expenditure on property, plant and equipment		(1,749,172)		(1,873,268)		(4,477,199)		(103,879)
Proceeds from sale of property, plant and equipment		44,673		691,273		84,061		1,950
Investment in affiliates		(49,935)		(100,800)		(158,324)		(3,673)
Purchase of investment securities		(10,226,471)		(5,074,184)		(331,000)		(7,680)
Proceeds from sale of investment securities		13,079,463		5,274,899		331,869		7,700
Expenditure on intangible assets		(8,299)		(41,517)		(259,198)		(6,014)
Cash paid towards contingent consideration		—		(114,244)		(66,677)		(1,547)
Proceeds from sale of subsidiary interest		29,000		—		—		—
Cash paid for acquisition, net of cash acquired		(535,665)		(27,269,382)		—		—

Net cash provided by / (used in) investing activities		632,898		(34,524,442)		592,458		13,746

Cash flows from financing activities:
Proceeds from issuance of equity shares		—		73,639		10,029,571		232,705
Proceeds from minority interest shareholder		—		—		10,473		243
Proceeds from bank borrowings		2,520,409		6,322,206		—		—
Repayment of bank borrowings		—		—		(5,912,284)		(137,176)
Proceeds from short term loan		—		—		2,212,983		51,345
Repayment of short term loan						(2,171,461)		(50,382)
Proceeds from long-term debt		—		21,598,301		—		—
Repayment of long-term debt		(157,476)		(6,577)		(1,888,540)		(43,818)
Debt issuance costs		—		(340,243)		(89,565)		(2,078)
Dividends		(431,615)		(436,368)		(437,497)		(10,151)

Net cash provided by financing activities		1,931,318		27,210,958		1,753,680		40,689

Effect of exchange rate changes on cash and cash equivalents, net		55,802		95,104		118,152		2,741

Net increase / (decrease) in cash and cash equivalents during the year		4,911,629		(5,575,227)		14,268,810		331,063
Cash and cash equivalents at the beginning of the year		4,376,235		9,287,864		3,712,637		86,140

Cash and cash equivalents at the end of the year	Rs.	9,287,864	Rs.	3,712,637	Rs.	17,981,447	U.S.$	417,203

See accompanying notes to the consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

			Fiscal year ended March 31,
	2005		2006		2007		2007
							Convenience
							translation into
							U.S.$
							(unaudited)
Supplemental disclosures:
Cash paid for:
Interest	Rs.	98,337	Rs.	225,284	Rs.	1,589,386	U.S.$	36,877
Income taxes		—		223,000		1,350,083		31,324
Supplemental schedule of non-cash investing activities:

Property, plant and equipment purchased on credit during the year		22,827		54,276		313,383		7,271

Property, plant and equipment purchased under capital lease		—		223,379		15,986		371

Contingent consideration		—		—		30,310		703

Promissory notes issued on acquisition		—		209,456		—		—
See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
1. Overview
     Dr. Reddy’s Laboratories Limited (“DRL”) together with its subsidiaries (collectively, the “Company”) is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, custom pharmaceutical services, critical care and biotechnology and drug discovery. The Company’s principal research and development facilities are located in Andhra Pradesh, India and in the United States; its principal manufacturing facilities are located in Andhra Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom, Brazil and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, on the New York Stock Exchange in the United States. As of March 31, 2007, the list of subsidiaries is as follows:
•	DRL Investments Limited (“DRL Investments”)

•	Reddy Pharmaceuticals Hong Kong Limited (“RPHL”)

•	Reddy Antilles N.V. (“RANV”)

•	Reddy US Therapeutics Inc. (“Reddy US”)

•	Dr. Reddy’s Laboratories Inc. (“DRLI”)

•	Dr. Reddy’s Farmaceutica Do Brazil Ltda. (“DRFBL”)

•	Aurigene Discovery Technologies Limited (“ADTL”)

•	Dr. Reddy’s Laboratories (EU) Limited (“DRL EU”)

•	Dr. Reddy’s Laboratories (Proprietary) Limited (“DRSA”)

•	Reddy Pharmaceuticals, Inc. USA (“RPI”)

•	Reddy Holding GmbH (“RHG”)

•	beta Healthcare Solutions GmbH (“Beta HSG”)

•	betapharm Arzneimittel GmbH (“Beta AG”)

•	beta institut fur sozialmedizinische Forschung und Entwicklung GmbH (“Beta IG”)

•	Lacock Holdings Limited (“LHL”)

•	OOO JV Reddy Biomed Limited (“Reddy Biomed “ or “RBL”)

•	Reddy Netherlands B.V. (“RNBV”)

•	Reddy Cheminor SA (“RCSA”)

•	Aurigene Discovery Technologies Inc. (“ADTI”)

•	Dr. Reddy’s Laboratories (U.K.) Limited (“DRL U.K.”)

•	Cheminor Investment Limited (“CIL”)

•	Dr. Reddy’s Bio-sciences Limited (“RBSL”)

•	Trigenesis Therapeutics Inc. (“Trigenesis”)

•	Industrias Quimicas Falcon de Mexico S.A.de.C.V. (“FALCON”)

•	OOO Dr. Reddy’s Laboratories Limited, Russia (“OOO DRL”)

•	Dr. Reddy’s Laboratories (Australia) Pty Limited(“DRLA”)

•	Reddy Pharma Iberia S.A. (“RPISA”)

•	Reddy Pharma Italia SPA (“RPISPA”)
     During fical 2007, beta Healthcare Verwaltungs GmbH (“Beta HVG”), beta Healthcare GmbH & Co KG (“Beta KG”) and beta Holding GmbH (“Beta HG”) were merged into RHG. RHG, Beta HSG, Beta AG and Beta IG are collectively referred to as betapharm, unless explicitly stated.
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
     b) Estimates and assumptions
          The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     c) Functional currency
          The functional currency of the Company is the Indian rupee, being the currency of the primary economic environment in which the Company operates. The functional currencies of the subsidiaries have been determined as follows based on an individual and collective evaluation of economic factors described in Statement of Financial Accounting Standards (“SFAS”) SFAS 52, “Foreign currency translation”:

Functional
Name of the subsidiary	Currency
DRL Investments, RPHL, RANV, DRLI, DRFBL, ADTL, DRSA, RPI, OOO DRL, RBL, RNBV, RCSA, CIL, RBSL, Trigenesis and DRLA	Indian Rupee

Reddy US and ADTI	U.S. Dollar

DRL EU and DRL U.K.	Pound Sterling

FALCON	Mexican Peso

RHG, Beta HSG, Beta AG, Beta IG, RPISA, RPISPA and LHL	Euro
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     d) Foreign currency transactions
          Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of operations.
     e) Convenience translation (unaudited)
          The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2007 have been translated into United States dollars at the noon buying rate in New York City on March 30, 2007 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.43.10. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     f) Principles of consolidation
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
          The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company’s equity in the income / loss of equity method affiliates, Kunshan Rotam Reddy Pharmaceuticals (“Reddy Kunshan” or “KRRP”), Pathnet India Private Limited (“Pathnet”), and Perlecan Pharma Private Limited (“Perlecan Pharma”) is included in the statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.
          Newly acquired subsidiaries have been included in the consolidated financial statements from the dates of acquisition. The Company follows Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003 “FIN 46R”), Consolidation of Variable Interest Entities (“VIE”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.
          For any VIEs that must be consolidated under FIN 46R, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and noncontrolling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.
          Based on the evaluation of FIN 46R, the Company has consolidated the financial statements of APR LLC, a VIE. See footnote 17 for additional information required by FIN 46R.
     g) Cash equivalents
          The Company considers all highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     h) Revenue recognition
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
          Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards are transferred to customers, which is based on terms of the contract.
          Revenue from product sales includes excise duty and is shown net of sales tax and applicable discounts and allowances.
          Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products are transferred by the Company when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
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
          Sales of generic products are recognized as revenue when products are shipped and title and risk of loss passes on to the customer. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales and recorded as a reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provision for such chargebacks are accrued and are estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers / other customers and average inventory holding by the wholesaler. Such provisions are disclosed as a reduction of accounts receivable.
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
          Service income
          Income from service, which primarily relate to contract research, is recognized as the related services are performed in accordance with the terms of the contract and when all the conditions under SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price, fixed timeframe or a time and material basis.
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
     i) Shipping and handling costs
          Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.
     j) Inventories
          Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares is comprised of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process. In the case of raw materials and stores and spares, cost equals the sum of the purchase price and attributable direct costs, less trade discounts. In the case of work-in-process and finished goods, cost equals the sum of direct labor, material costs and production overheads.
          A write-down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.
          Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of revenues.
     k) Investment securities
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
     l) Derivative financial instruments
                    The Company enters into forward foreign exchange contracts and options where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and foreign currency loans and deposits. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     m) Property, plant and equipment
          Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. The estimated useful lives of assets are as follows:

Buildings

-Factory and administrative buildings	25 to 50 years

-Ancillary structures	3 to 15 years

Plant and machinery	3 to 15 years

Furniture, fixtures and office equipment	4 to 10 years

Vehicles	4 to 5 years

Computer equipment	3 to 5 years
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
     n) Goodwill
          Goodwill represents the cost of an acquired businesses in excess of the fair value of the identifiable tangible and intangible assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     o) Intangible assets
          Intangible assets consist of core-technology rights and licenses, trademarks, product related intangibles, customer related intangibles (including customer contracts), marketing rights, marketing know-how, beneficial toll manufacturing contracts and non-competition arrangements. All intangible assets with definite life are amortized over the expected benefit period or the legal life, whichever is lower. Such periods are as follows:

Trademarks

-Trademarks with indefinite life	Tested for impairment at least annually

-Trademarks with definite life	3 to 10 years

Core technology rights and licenses	10 to 15 years

Product related intangibles	12 to 15 years

Marketing rights	11 to 16 years

Non-competition arrangements	1.5 to 10 years

Marketing know-how	6 months

Customer-related intangibles including customer contracts	2 to 5 years

Beneficial toll manufacturing contract	24 months

Other intangibles	5 to 15 years
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     s) Stock-based compensation
          Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004) “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
     The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. The Company elected to continue to estimate the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Fiscal Year ended March 31,
	2005		2006		2007
Dividend yield	0.5%		0.5%		0.5%
Expected life	12-78	months	12-78	months	12-48	months
Risk free interest rates	4.5-6.7%		5.7-7.5%		6.5-7.4%
Volatility	39.4-44.6%		23.4-36.9%		30.5-33.6%
          As of March 31, 2007, the Company has four stock-based employee compensation plans, which are described more fully in Note 24. The Company and its subsidiary Aurigene Discovery Technologies Limited have two stock based employee compensation plans each.
          The adoption of SFAS No. 123(R) did not have a material impact on the Company’s stock-based compensation expense for the year ended March 31, 2007. Furthermore, the Company believes that the adoption of SFAS No. 123(R) will not have a material impact on the Company’s future stock-based compensation expense. As of March 31, 2007, there was approximately Rs.201,490 of total unrecognized compensation cost related to unvested stock based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.7 years.
     Under SFAS 123, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments which are not expected to vest and recognized income of Rs.14,806 representing the reversal of compensation cost for such instruments previously recognized in the income statement. For the years ended March 31, 2005, 2006 and 2007, an amount of Rs.144,001, Rs.162,249 and Rs.190,186, respectively, has been recorded as total employee stock based compensation expense.
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
          Leases that do not transfer substantially all of the benefits or risks of ownership are classified as operating leases and recorded as expenses on a straight line basis over the term of the lease.
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
          If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations
     All of the Company’s acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on the respective dates of acquisition. Contingent consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when the contingency is resolved and the consideration is issued or becomes issuable.
     Industrias Quimicas Falcon de Mexico, S.A. de C.V. (“Falcon”)
     On December 30, 2005, the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico, S.A.de C.V. (“Falcon”), a Roche group company for a total purchase consideration of Rs.2,773,126 (U.S.$61,233). The Company has accounted for the acquisition under the purchase method as defined in SFAS No. 141, “Business Combinations”. Accordingly, the financial results of Falcon have been included in the consolidated financial statements since that date. Falcon was acquired with an intent to add steroid manufacturing capabilities and permit the Company to offer a full range of services in its custom pharmaceutical services business. The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s specifications.
     The purchase cost of Rs.2,773,126 has been allocated as follows:
o	Property, plant and equipment and intangible assets by third party valuer; and

o	Others based on management’s estimates.

Current assets
Cash and cash equivalents	Rs.	217
Accounts receivable		39,736
Inventories		1,150,730
Other current assets		259,465
Property, plant and equipment		1,418,799
Intangible assets
Customer contracts		51,493
Non-competition arrangement		20,242

Total assets		2,940,682
Liabilities assumed		(40,613)
Deferred tax liability, net		(126,943)

Purchase cost	Rs.	2,773,126

The weighted average useful lives of intangibles acquired are as follows:-

Customer contracts	2.6 years
Non-competition arrangement	3 years

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations (continued)
     beta Holding GmbH
     On March 3, 2006, the Company, through its wholly owned subsidiary Lacock Holdings Limited, acquired 100% of the outstanding common shares of beta Holding GmbH, which was subsequently merged into the Company’s subsidiary Reddy Holding GmbH (see Note 1 above). Accordingly, the financial results of beta Holding GmbH have been included in the consolidated financial statements since that date. beta Holding GmbH is a leading generics pharmaceuticals company in Germany. Under the ‘beta’ brand, the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians.
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
     During the year ended March 31, 2007, the Company has completed the final allocation of the aggregate purchase price of Rs.26,063,321 (Euro 482,654) for beta Holding GmbH based on management’s estimate of fair values and independent valuations of intangible assets as follows:

Current assets:
Cash and cash equivalents	Rs.	1,357,395
Inventories		538,860
Other current assets		552,938
Property, plant and equipment		372,377
Intangibles:
Trademarks		5,546,314
Product related intangibles		13,684,867
Beneficial toll manufacturing contract		621,058
Other assets		142,541
Goodwill		12,848,428

Total assets		35,664,778
Deferred tax liability, net		(7,241,686)
Liabilities assumed		(2,359,771)

Purchase cost	Rs.	26,063,321

     As a result of the final allocation of the aggregate purchase price, there were revisions in useful lives of certain intangibles. and total intangibles increased from Rs.16,325,598 as at March 31, 2006 to Rs.19,852,239. In addition, goodwill decreased from Rs 14,958,766 as at March 31, 2006 to Rs 12,848,428 and deferred tax liability, net increased from Rs.5,825,388 as at March 31, 2006 to Rs 7,241,686.
     Trademarks have an indefinite useful life and are therefore not subject to amortization but will be tested for impairment annually. The weighted average useful lives of other intangibles acquired are as follows:

Product related intangibles	14.5 years
Beneficial toll manufacturing contract	4.8 years
     The adjustments to the values of intangibles, goodwill and deferred tax liability, net and revisions to useful lives did not have any material impact on the results of the fiscal year ended March 31, 2007.
     As more fully described in Note 7, the Company in accordance with the amended agreement with its toll manufacturer has revised its estimated useful life of the intangible from 58 months to 24 months. Consequently the unamortized balance as on the date of such amendment is being amortized over the remaining revised estimated useful life

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations (continued)
     All goodwill arising from the acquisition of beta Holding GmbH was assigned to the Company’s generics segment.
     Pro forma Information: The table below reflects unaudited pro forma consolidated results of operations as if both the Falcon and beta Holding GmbH acquisitions had been made at the beginning of the periods presented below:

	Fiscal Year ended March 31,
	2005		2006
	(unaudited)		(unaudited)
Revenues	Rs.	28,658,645	Rs.	33,766,668
Net income		1,227,528		1,991,090
Earning per equity share Basic		8.02		13.00
Diluted		8.02		12.98
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,037,898		153,093,316
Diluted		153,119,602		153,403,846
     The unaudited proforma consolidated results of operations is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the date indicated, nor it is necessarily indicative of future operating results of the combined companies and should not be construed as representative of these amounts for any future dates or periods.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
4. Assets acquired from PDL Biopharma, Inc
     On March 13, 2006, the Company acquired trademark rights to three off-patent products, along with all the physical inventories of the products, from PDL Biopharma, Inc (“PDL”) for a total consideration of Rs.122,691 (U.S.$2,750). PDL is a U.S. based biopharmaceutical company focused in the development and commercialization of therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a result of the acquisition, the Company acquired an opportunity to sell generic versions of these products using their existing brand names.
     The acquisition has been accounted for as a purchase of assets as PDL did not meet the definition of a business as described in EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”.
     The total purchase consideration has been allocated to the acquired assets as of March 31, 2006 based on a fair valuation carried out by the Company’s management as follows:

Inventories	Rs.	115,845
Registered trademarks		6,846

	Rs.	122,691

The value attributable to the registered trademarks is amortized over the period over which the intangible assets are expected to contribute directly or indirectly to the future cash flows.
5. Assets acquired from Laboratorios Litaphar, S.A. (“Litaphar”)
     On April 15, 2006, the Company incorporated a new entity, Reddy Pharma Iberia, S.A., under the laws of Spain as a wholly owned subsidiary.
     On May 19, 2006, Reddy Pharma Iberia, S.A. acquired marketing authorizations and marketing authorization applications (“MAAs”) for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”) for a total consideration of Rs.218,920 (Euro 3,740) including a contingent consideration of Rs.25,610. The amount of contingent consideration relates to four MAAs pending approval by the Spanish health authorities on the date of acquisition. The amount of contingent consideration will become payable upon approval by the authorities and subsequent transfer of MAAs to the Company. The purchase consideration consists of:

Inventory	Rs.	22,864
Product related intangibles		170,446
Contingent consideration (with respect to four MAAs)		25,610

	Rs.	218,920

     Litaphar is a Spanish company engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network.
     The acquisition was accounted for as a purchase of assets as this acquisition did not meet the definition of a business as described in EITF Issue No 98-3.
     During the year ended March 31, 2007, two of the four MAAs were approved by the authorities and transferred to DRL, and one MAA was rejected. Accordingly, the Company paid an amount of Rs 12,890 to Litaphar for the two approved MAAs and reduced the remaining contingent consideration by Rs.6,360 pertaining to the rejected MAA. As of March 31, 2007, the balance contingent consideration payable to Litaphar amounts to Rs 6,360, which relates to the one pending and unapproved MAA.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
6. Goodwill
     In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, the Company tests goodwill for impairment, at least annually.
     The following table presents the changes in goodwill during the years ended March 31, 2006 and 2007:

	Fiscal Year ended March 31,
	2006		2007
Balance at the beginning of the year(1)	Rs.	1,743,442	Rs.	16,816,452
Acquired/adjusted during the year		15,073,010		(2,013,351)
Foreign exchange translation of goodwill on acquisition of betapharm		—		919,530

Balance at the end of the year(1)	Rs.	16,816,452	Rs.	15,722,631

     Goodwill acquired/adjusted during the years ended March 31, 2006 and 2007 represents the following:

	Fiscal Year ended March 31,
	2006		2007
Contingent consideration paid/payable in purchase business combinations	Rs.	114,244	Rs.	96,987
Excess of fair value over carrying value of acquired net assets in the acquisition of betapharm		14,958,766		—
Adjustment on account of completion of final allocation of the purchase price in the acquisition of betapharm		—		(2,110,338)

	Rs.	15,073,010	Rs.	(2,013,351)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
6. Goodwill (continued)
     The following table presents the allocation of Goodwill to the various segments:

	As of March 31,
	2006		2007
Formulations(1)	Rs.	349,774	Rs.	349,774
Active pharmaceutical ingredients and intermediates		997,025		997,025
Generics		15,379,216		14,285,395
Drug discovery		90,437		90,437

	Rs.	16,816,452	Rs.	15,722,631

(1)	Includes goodwill arising on investment in an affiliate amounting to Rs.181,943.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
7. Intangible assets, net
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, intangible assets are amortized over the expected benefit period or the legal life, whichever is lower.
     The following table presents acquired and amortized intangible assets as of March 31, 2006 and 2007:

	As of March 31, 2006
	Gross carrying		Accumulated
	amount		amortization		Net carrying value

Trademarks	Rs.	2,575,224	Rs.	2,113,374	Rs.	461,850
Trademarks not subject to amortization		3,970,118		—		3,970,118
Product related intangibles		11,759,317		77,326		11,681,991
Beneficial toll manufacturing contract		621,058		10,708		610,350
Core technology rights and licenses		132,753		—		132,753
Non-competition arrangements		128,883		105,019		23,864
Marketing rights		94,369		9,222		85,147
Customer-related intangibles including customer contracts		167,233		98,799		68,434
Others		7,556		7,508		48

	Rs.	19,456,511	Rs.	2,421,956	Rs.	17,034,555

	As of March 31, 2007
	Gross carrying		Accumulated
	amount		amortization		Adjustments		Net carrying value

Trademarks	Rs	2,597,962	Rs.	2,359,221		—	Rs.	238,741
Trademarks not subject to amortization		5,943,440		—		815,967		5,127,473
Product related intangibles		14,920,953		1,180,701		740,736		12,999,516
Beneficial toll manufacturing contract		665,505		179,691		—		485,814
Core technology rights and licenses		132,753		—		132,753		—
Non-competition arrangements		131,214		120,030				11,184
Marketing rights		95,130		14,365		80,765		—
Customer-related intangibles including customer contracts		177,375		153,435				23,940
Others		10,624		8,879				1,745

	Rs.	24,674,956	Rs	4,016,322	Rs.	1,770,221	Rs.	18,888,413

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
7. Intangible assets, net (continued)
     Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the fiscal year ended March 31,
2008	Rs.	1,487,406
2009		1,307,702
2010		1,023,142
2011		1,022,629
2012		982,135
Thereafter		7,937,926

Total	Rs.	13,760,940

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
7. Intangible assets, net (continued)
     The intangible assets (net of amortization) as of March 31, 2006 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	412,346	Rs.	49,504		—	Rs.	461,850
Trademarks not subject to amortization		—		3,970,118				3,970,118
Product related intangibles		—		11,681,991		—		11,681,991
Beneficial toll manufacturing contract		—		610,350		—		610,350
Core-technology rights and licenses		—		132,753		—		132,753
Non-competition arrangements		—		6,052		17,812		23,864
Customer related intangibles		—		24,082		44,352		68,434
Marketing rights		—		85,147		—		85,147
Others		—		48		—		48

	Rs.	412,346	Rs.	16,560,045	Rs.	62,164	Rs.17,034,555

     The intangible assets (net of amortization) as of March 31, 2007 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	233,108	Rs.	5,633		—	Rs.	238,741
Trademarks not subject to amortization		—		5,127,473		—		5,127,473
Product related intangibles		—		12,999,516		—		12,999,516
Beneficial toll manufacturing contract		—		485,814		—		485,814
Core-technology rights and licenses		—		—		—		—
Non-competition arrangements		—		177		11,007		11,184
Customer related intangibles		—		584		23,356		23,940
Marketing rights		—		—		—		—
Others		—		1,745		—		1,745

	Rs.	233,108	Rs.	18,620,942	Rs.	34,363	Rs.	18,888,413

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
7. Intangible assets, net (continued)
     Write-down of intangible assets acquired in Trigenesis acquisition
     In 2004, the Company, through the acquisition of Trigenesis Therapeutics Inc. (“Trigenesis”), acquired certain technology platforms and marketing rights for a total consideration of Rs.496,715 (U.S.$11,000) which was accounted for as a purchase of intangible assets. During the quarter ended March 31, 2007, the Company completed its detailed review of its business opportunities against each of the core technology rights, licenses and marketing rights it acquired in connection with the acquisition of Trigenesis. As a result of this review, the Company determined that further commercialization of the intangible assets may not be economically viable because of further regulatory and approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of the intangible assets was written down to Rs.Nil, by recording an amount of Rs.213,518 as expense, which has been disclosed under “Write-down of intangible assets” in the consolidated statement of operations. The above write-down, which relates to the Company’s specialty business (included in “Generics”) has been included in the “Adjustments” column in the tables above.
     Change in estimated useful life of beneficial toll manufacturing contract intangible
     The Company’s German operations primarily sourced its products from Salutas GmbH (“Salutas”) under the then existing long-term contract. The contract gave betapharm a benefit by way of a larger commitment period to supply products at a favorable purchase price. Accordingly, at the time of betapharm’s purchase price allocation, this was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm cancelling its future commitments to supply products under the contract. betapharm renegotiated its terms and prices with Salutas, which resulted in a reduction in the overall committed supply period from 58 months to 24 months and increased procurement prices. Based on this amendment in January 2007, the Company revised its estimated useful life of the intangible and accordingly is amortizing the balance unamortized amount as on the date of such amendment over the remaining useful life.
     Write-down of intangible assets acquired in betapharm acquisition
     During the year ended March 31, 2007, triggered by the above contract amendment with Salutas resulting in supply constraints in the short term period and increased procurement prices and certain market events including continuing decreases in market price and increased competitive intensity, the Company tested carrying value of betapharm intangibles for impairment. The carrying value of these intangibles included certain product related intangibles and the ‘beta’ brand. The Company markets a broad and diversified portfolio comprised of formulations, primarily solid dose, in the German generic market under the ‘beta’ brand. ‘beta’ brand was fair valued applying the relief from royalty method. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs.1,556,703 and adjusted the carrying value of the ‘beta’ brand and certain product related intangibles as of March 31, 2007. The above write down, which has been disclosed under “Write-down of intangible assets” in the consolidated statement of operations, relates to the Company’s generics segment and has been included in the “Adjustments” column in the tables above.

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
     As a result, the Company owned approximately 14.28% of the equity of Perlecan Pharma as of March 31, 2006. In addition, Perlecan Pharma will issue to the Company warrants to purchase 45 million equity shares of Perlecan Pharma, at an exercise price of Re.1.00 per equity share, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity shares of Perlecan Pharma.
     As of March 31, 2006, the three investors had invested Rs.705,700 (U.S.$15,818) in Perlecan Pharma. The Company’s share of equity was Rs.100,800 (U.S.$2,259) and the Company has also committed to invest an additional amount of Rs.239,200 (U.S.$5,241) as its proportionate equity contribution in the future. As per the terms of the amended agreement, the Company is to be reimbursed by Perlecan Pharma for research and development costs of Rs.231,023 it incurred prior to closing. Further, three out of seven directors on the board of Perlecan Pharma will be designated by the Company. In addition, as per the terms of the arrangement, the Company will have the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arms length basis subject to the final decision by the board of directors of Perlecan Pharma. Considering these factors the Company has accounted for its investment in Perlecan Pharma in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”.
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
     Furthermore, during the year ended March 31, 2007, the Company and the other two investors have also invested an additional Rs.69,200 and Rs.412,700 in Perlecan Pharma, respectively. As a result, the Company as of March 31, 2007 owns approximately 14.31% of the equity of Perlecan Pharma. During the year ended March 31, 2007 the Company’s equity in the loss of Perlecan Pharma for the period ended March 31, 2007 amounted to Rs.63,339. As of March 31, 2007, the carrying value of the investment in Perlecan Pharma was Rs.3,309 and the deferred liability balance is Rs.170,223. In addition, as of March 31, 2007 the Company is committed to make an additional Rs.170,000 equity investment in Perlecan Pharma.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
9. Cash, cash equivalents and restricted cash
     Cash and cash equivalents as of March 31, 2006 and 2007 amounted to Rs.3,712,637 and Rs.17,981,447, respectively. This excludes restricted cash included in current assets of Rs.1,606,245 and Rs.606,159 as of March 31, 2006 and 2007, respectively and restricted cash included in non-current assets of Rs.4,468,840 and Rs.Nil as of March 31, 2006 and 2007, respectively against the following obligations or commitments of the Company:

	As of March 31,
	2006		2007
Restricted cash — current

Against performance guarantees issued by the Company	Rs.	1,394	Rs.	1,080
Against short term loan from State Bank of India		1,584,600		—
Against long term loan from Citibank		—		584,517
Against unclaimed dividend		12,633		13,140
Against other obligations		7,618		7,422

	Rs.	1,606,245	Rs.	606,159

Restricted cash — non current

Against long term loan from Citibank		4,468,840		—

Total restricted cash	Rs.	6,075,085	Rs.	606,159

     The fair values of cash and cash equivalents approximate their carrying values. During the current year, the restriction on the cash deposits amounting to Rs.4,468,840 which were pledged against the long-term debt taken from Citibank, on closure of the syndication process was released and accordingly has been liquidated.
10. Accounts receivable, net
     Accounts receivable as of March 31, 2006 and 2007 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, based on financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralized.
     The activity in the allowance for doubtful accounts receivable is given below:

	Fiscal Year ended March 31,
	2005		2006		2007
Balance at the beginning of the year	Rs.	139,569	Rs.	171,154	Rs.	188,001
Additional provision		79,442		33,629		151,620
Bad debts charged to provision		(47,857)		(16,782)		(46,003)

Balance at the end of the year	Rs.	171,154	Rs.	188,001	Rs.	293,618

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
11. Inventories
     Inventories consist of the following:

	As of March 31,
	2006		2007
Raw materials	Rs.	2,002,246	Rs.	2,147,896
Packing materials, stores and spares		450,658		560,629
Work-in-process		1,421,151		1,674,235
Finished goods		3,020,657		3,162,820

	Rs.	6,894,712	Rs.	7,545,580

     During the years ended March 31, 2005, 2006 and 2007, the Company recorded an inventory write-down of Rs.52,692, Rs.100,783 and Rs.306,235, respectively, resulting from a decline in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of revenues.
12. Other assets
     Other assets consist of the following:

	As of March 31,
	2006		2007
Prepaid expenses	Rs.	432,680	Rs.	479,141
Advances to suppliers		367,485		297,993
Balances with statutory authorities		928,423		1,066,559
Deposits		223,409		240,968
Export benefits receivable		291,210		347,814
Others		621,383		938,751

		2,864,590		3,371,226
Less: Current assets		2,639,818		3,096,129

	Rs.	224,772	Rs.	275,097

     Balances with statutory authorities represent amounts deposited with the excise authorities and the unutilized excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.
     Deposits mainly comprise telephone, premises and other deposits. Others mainly represent receivables of duties and income tax deducted at source on interest received by the Company.
13. Property, plant and equipment, net
     Property, plant and equipment consist of the following:

	As of March 31,
	2006		2007
Land	Rs.	861,951	Rs.	875,662
Buildings		2,470,029		3,063,872
Plant and machinery		7,966,645		9,974,476
Furniture, fixtures and office equipment		826,370		936,504
Vehicles		288,162		383,024
Computer equipment		514,935		679,076
Capital work-in-progress		1,135,905		2,805,221

		14,063,997		18,717,835
Accumulated depreciation		(4,977,666)		(6,290,037)

	Rs.	9,086,331	Rs.	12,427,798

     Depreciation expense for the years ended March 31, 2005, 2006 and 2007 was Rs.959,299, Rs.1,147,223 and Rs.1,439,298, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
14. Investment securities
     Investment securities consist of the following:

	As of March 31, 2006								As of March 31, 2007
			Gross								Gross
			unrealized			Gross					unrealized			Gross
			holding			unrealized			Carrying		holding			unrealized
	Carrying value		gains			holding losses	Fair value		value		gains			holding losses	Fair value
Equity securities	Rs.	3,096	Rs.	8,520		—	Rs.	11,617	Rs.	3,096	Rs.	8,837		—	Rs.	11,933
Debt securities		1,250,020		—		(174,163)		1,075,857		1,250,020		—		(174,731)		1,075,289

		1,253,116		8,520		(174,163)		1,087,474		1,253,116		8,837		(174,731)		1,087,222

Non-marketable equity securities		2,728		—		—		2,728		2,728		—		—		2,728

	Rs.	1,255,844	Rs.	8,520	Rs.	(174,163)	Rs1,090,202		Rs.	1,255,844	Rs.	8,837	Rs.	(174,731)	Rs.	1,089,950

Current Mutual fund units		14,703		—		—		14,703		15,315		10		—		15,325

	Rs.	14,703		—		—	Rs.	14,703	Rs.	15,315	Rs.	10		—	Rs.	15,325

     The following table shows the gross unrealized losses and fair value of the Company’s investment with unrealized losses that are not deemed to be other-than-temporarily impaired and duration for which the securities have been in a continuous unrealized loss position as of March 31, 2007.

	12 months or greater
	Fair value	Unrealized losses
Debt securities	1,075,289	174,731

	1,075,289	174,731

     The unrealized losses on the Company’s investment in debt securities were caused by interest rate increases. The Company purchased those investments at a discount relative to their face amount, and the face value is guaranteed by the issuer. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until maturity, the Company does not consider these investments to be other-than-temporarily impaired at March 31, 2007.
15. Leases
     Capital leases
          Property, plant and equipment includes Rs.223,379 and Rs.239,365 (accumulated depreciation of Rs.678 and Rs.9,420) in respect of assets acquired under capital leases and other beneficial rights of use as of March 31, 2006 and 2007, respectively.
          The depreciation charge of Rs.Nil, Rs.678 and Rs.8,804 during the years ended March 31, 2005, 2006 and 2007, respectively is included within depreciation. The financial obligations arising from these contractual arrangements are reflected in long-term debt.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
15. Leases (continued)
   Operating leases
     The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs.198,692, Rs.229,956 and Rs.325,677 for the years ended March 31, 2005, 2006 and 2007, respectively.
     The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

Fiscal Year ended March 31,
2008	Rs.	136,618
2009		91,118
2010		68,210
2011		62,117
2012		49,032
Thereafter		67,181

	Rs.	474,276

16. Investment in affiliates
     Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the fiscal year ended March 31, 2007, the Company further invested Rs.89,274 along with one of its other joint venture partners in Reddy Kunshan. Consequently, the Company’s interest in Reddy Kunshan increased from 51.2% as of March 31, 2006 to 51.3% as of March 31, 2007.
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
     The Company’s equity in the loss of Reddy Kunshan for the years ended March 31, 2005 and 2006 was Rs.58,101 and Rs.48,235, respectively, and Company’s equity in the profit of Kunshan for the year ended March 31, 2007 was Rs.663. The carrying value of the investment in Reddy Kunshan as of March 31, 2006 and 2007 was Rs.132,659 and Rs.222,596, respectively.
     Perlecan Pharma: As described in Note 8, the Company’s equity in loss of Perlecan Pharma for the year ended March 31, 2006 and 2007 was Rs.40,000 and Rs.63,339, respectively. The carrying value of the investment in Perlecan Pharma as of March 31, 2006 and 2007 was Rs.Nil and Rs.3,309, respectively.
     Pathnet: Pathnet is engaged in the business of setting up medical pathology laboratories. The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs.4,000. During the fiscal year ended March 31, 2002, the Company further invested Rs.60,310 and has accounted for its 49% interest in Pathnet under the equity method. The carrying value of the investment in Pathnet as of March 31, 2005 was Rs.Nil. During the fiscal year ended March 31, 2006, the Company sold its stake in Pathnet and was released from its guarantee issued to ICICI Bank when its share of the outstanding loan amount granted by ICICI to Pathnet, Rs.21,000 was repaid.
17. Variable interest entities
     On January 30, 2004, the Company along with two individuals formed APR LLC, a Delaware limited liability company. APR LLC is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient (“API”). Equity capital of APR LLC consists of Class A equity interests, which are held by two individuals and Class B equity interests held by DRL. The initial contribution for the Class A interests was U.S.$400 ( Rs.17,487) in cash. Class A interests carry voting rights and participate in the profits and losses of APR LLC in the normal course of business. DRL contributed U.S.$500 ( Rs.21,859) in cash for Class B interests, which was used to acquire intellectual property rights. Class B interests carry certain protective rights only.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
17. Variable interest entities (continued)
     Further, DRL has entered into a development and supply agreement under which DRL and APR LLC will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of the agreement, DRL is committed to fund the entire research and development of API. This amount is repayable by APR LLC upon successful commercialization of the product. Under this agreement, the Company has paid U.S.$900 ( Rs.39,346), U.S.$Nil ( Rs.Nil) and U.S.$501 ( Rs.21,774) during the years ended March 31, 2005, 2006 and 2007, respectively to fund ongoing research and development.
     The Company has evaluated this transaction and believes that APR meets the criteria to be a variable interest entity and that the Company, being the primary beneficiary, is required to consolidate APR under the requirements of FIN 46R. Accordingly, on January 30, 2004, the Company recorded the net assets to the non-controlling interest at a fair value of U.S.$900 ( Rs.39,346). The creditors of APR LLC do not have any recourse to the general credit of the Company, the primary beneficiary. There are no consolidated assets that are collateral for APR LLC’s obligations.
18. Financial instruments
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
     The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of March 31,
	2006		2007
Forward exchange contracts (U.S.$- Rs.) (sell)	U.S.$	105,000	U.S.$	397,500
Forward exchange contracts (U.S.$- Rs.) (buy)	U.S.$	79,500		—
Cross currency option contracts (EUR/U.S.$)		—	EUR	30,000
Forwards exchange contracts (EUR / U.S.$) (sell)	EUR	36,000	EUR	11,000
Interest rate swap	EUR	75,000		—
     The foreign forward exchange contracts mature between one to twelve months.
19. Research and development arrangements
     The Company undertakes a significant portion of the research and development activities relating to drug discovery through its research facilities located in the United States and India. The Company under an existing arrangement also undertakes research and development activities through the Research Foundation, a special purpose entity, organized as a Section 25 company under the Indian Companies Act, to avail certain tax benefits under the Indian Income Tax Rules. At present, the Research Foundation does not undertake research and development activity for any other entity. The operations of the Research Foundation are funded by the Company and as a result this entity has been consolidated in the financial statements. The Company has the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation.
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
     The amount received from I-VEN has been treated as an advance and is being recognized in the income statement as a credit to research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e. a product filing as per the terms of the agreement) will be completed once the appropriate ANDA has been submitted to the U.S. FDA. Achievement of a milestone entitles the Company to take a credit to the research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product, which share varies depending on whether the ANDA is a Paragraph III or Paragraph IV filing. During the year ended March 31, 2007, the Company signed an amendment agreement has with I-VEN to reflect a change in the product portfolio and the royalty rate. The Company has reduced Rs.96,239, Rs.384,488 and Rs.452,763 from research and development expenses during the years ended March 31, 2005, 2006 and 2007, respectively.
20. Borrowings from banks
     The Company had a line of credit of Rs 10,760,000 and Rs 14,723,000 as of March 31, 2006 and 2007, respectively, from its bankers for working capital requirements. The line of credit is renewable annually. The Company has an option to draw down the balance of the line of credit based on its requirements.
     An interest rate profile of borrowings from banks is given below:

	Fiscal Year ended
	March 31, 2005	March 31, 2006	March 31, 2007

Rupee borrowings	10.25%	10.5%	9%
Foreign currency borrowings	Libor + 65 bps	Libor + 65 bps	Libor + 60 bps
21. Long-term debt
     Long-term debt consists of the following:

	As of March 31,
	2006		2007
Rupee term loan	Rs.	25,145	Rs.	19,225
Euro loan		21,602,000		21,269,514
Obligation under capital lease		235,748		252,510

		21,862,893		21,541,249

Less: Current portion
- Rupee term loan		5,920		5,920
- Euro loan		900,083		3,658,691
- Obligation under capital lease		19,758		5,655

		925,761		3,670,266

Non Current Portion
- Rupee term loan		19,225		13,305
- Euro Loan		20,701,917		17,610,823
- Obligation under capital lease transaction		215,900		246,855

	Rs.	20,937,132	Rs.	17,870,983

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Long-term debt (continued)
     Euro loan represents a loan originally received from Citibank, N.A., Hong Kong to fund the acquisition of beta Holding GmbH (which was subsequently merged into Reddy Holding GmbH) in March 2006.
     During fiscal 2007, the Rs.21,602,000 (Euro 400 million) initially funded loan by Citibank N.A., Hong Kong was subsequently syndicated into a non recourse loan of Rs.5,787,000 (Euro 100 million), with Reddy Holding GmbH as the borrower and a recourse loan of Rs.15,482,514 (Euro 268 million), with Lacock Holding Limited as the borrower guaranteed by the Company and its wholly owned subsidiaries, OOO DRL, DRLI and DRL U.K. As part of the syndication process, an amount of Rs.1,882,620 (Euro 32 million) was repaid to Citibank N.A. The Company paid an amount of Rs 429,808 as debt issuance costs, which is being amortized over the period of the debt.
     Furthermore, the Company is also subject to certain financial covenants under both the recourse and the non recourse loans, which includes limits on capital expenditure and maintenance of financial ratios (computed based on local GAAP financial statements) as defined in the respective facilities agreement. Such financial ratio requirements include: (a) Consolidated Net Debt to Consolidated Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) not to exceed 3.5:1 for the recourse loan and 4.25:1 for the non-recourse loan, (b) Consolidated EBITDA to Consolidated Interest Expenses shall not be less than 3:1 for the recourse loan and 3.75:1 for the non recourse loan, (c) Total Debt shall not exceed Consolidated Net worth for the recourse loan and (d) Consolidated Free Cash Flow to Consolidated Debt Service for the non recourse loan shall not be less than 1:1. As of March 31, 2007, the Company was in compliance with such financial covenants.
     An interest rate profile of long-term debt is given below:

	Fiscal Year ended March 31,
	2005	2006	2007
Foreign currency loan notes	4.8%	—	—
Rupee term loan	2%	2.0%	—
Euro loan	—	EURIBOR + 150 bps	EURIBOR+ 70 bps-200 bps
     A maturity profile of the long-term debt outstanding as of March 31, 2007 is as follows:

Maturing in the year ending March 31,	Rupee loan	Euro loan	Capital lease	Total
2008	5,920	3,658,691	5,655	3,670,266
2009	5,920	2,314,612	6,022	2,326,554
2010	5,920	3,861,416	6,412	3,873,748
2011	1,465	4,595,242	6,828	4,603,535
2012	—	6,839,553	7,270	6,846,823
Thereafter	—	—	220,323	220,323

	19,225	21,269,514	252,510	21,541,249

     The fair value of outstanding payments on the Rupee term loan was Rs.19,953 and Rs.16,562 as of March 31, 2006 and 2007, respectively. The fair value of outstanding payments on the Euro loans were Rs.21,602,000 and Rs.21,269,514 as of March 31, 2006 and 2007, respectively.

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
     In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.
     Dividends on common stock are recorded as a liability at the point of their approval by the shareholders in the annual general meeting. The shareholders approved and the Company paid dividends (including dividend tax) of Rs.431,615, Rs.436,368 and Rs.437,497 during the years ended March 31, 2005, 2006 and 2007, respectively. The dividend per share was Rs.5.00, Rs.5.00 and Rs.5.00 during the years ended March 31, 2005, 2006 and 2007, respectively.
     During the year ended March 31, 2007 the shareholders of the Company approved a one-for-one stock dividend on the equity shares of the Company. Consequently, the authorized share capital of the Company was increased from Rs.500,000 as of March 31, 2006 to Rs.1,000,000 effective July 28, 2006. The stock dividend had the effect of a stock split with one additional share being issued for every share held. The additional share of common stock was distributed on August 30, 2006 to shareholders of record as of August 29, 2006.
     The information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the consolidated financial statements and notes to the consolidated financial statements for all periods presented, except for options earmarked under Category B where the exercise price is equal to the par value of the underlying equity shares (i.e. Rs.5 per option).

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
     Upon completion of its entire performance obligation for some of the contracts, the Company recognized an amount of Rs.7,355, Rs.47,521 and Rs.27,542 in the income statement during the years ended March 31, 2005, 2006 and 2007, respectively. The balance amounts aggregating Rs 56,466 and Rs.86,302 as of March 31, 2006 and 2007, respectively, represent the deferred revenue relating to these arrangements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
24. Employee stock incentive plans
   Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and all employees and directors of its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years.
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
     Under the DRL 2002 Plan. the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     After the stock dividend, DRL 2002 Plan provide for stock option grants in two categories as follows:

	Number of options	Number of options
	granted under	granted under
Particulars	Category A	Category B	Total

Options earmarked under original Plan	300,000	1,995,478	2,295,478
Options exercised till stock dividend date (A)	94,061	147,793	241,854
Balance shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options earmarked after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
24. Employee stock incentive plans (continued)
     Stock option activity under the DRL 2002 Plan in the two categories of options (i.e., fair market value and par value options) was as follows:

Category A - Fair Market Value Options	Fiscal Year ended March 31, 2005
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	1,822,076	Rs.	441.5-698	Rs.	484.48	66
Granted during the year	933,000		373.5-442.5		436.41	82
Expired / forfeited during the year	(705,314)		382.5-531.51		459.42	—
Surrendered by employees during the year in exchange of category B options	(1,451,862)		373.5-698		464.04	—
Exercised during the year	—		—		—	—

Outstanding at the end of the year	597,900		373.5-574.5		488.66	50

Exercisable at the end of the year	377,076	Rs.	441.5-574.5	Rs.	498.27	35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
24. Employee stock incentive plans (continued)

Category A - Fair Market Value Options	Fiscal Year ended March 31, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	597,900	Rs.	373.5-574.50	Rs.	488.66	50
Granted during the year	65,000		362.50		362.50	81
Expired / forfeited during the year	(93,400)		362.5-574.50		472.18	—
Surrendered by employees during the year	(180,000)		488.65-531.51		517.23	—
Exercised during the year	(155,000)		441.5-488.65		471.92	—

Outstanding at the end of the year	234,500		362.5-531.51		439.43	64

Exercisable at the end of the year	75,764	Rs.	362.5-531.51	Rs.	471.93	45

Category A - Fair Market Value Options	Fiscal Year ended March 31, 2007
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	234,500	Rs.	362.5-531.51	Rs.	439.43	64
Granted during the year	—		—		—	—
Expired / forfeited during the year	(11,600)		441.5-574.5		527.8	—
Exercised during the year	(31,320)		441.5-531.51		477.4	—

Outstanding at the end of the year	191,580		362.5-531.51		427.9	54

Exercisable at the end of the year	103,680	Rs.	362.5-531.51	Rs.	447.58	38

Category B - Par Value Options	Fiscal Year ended March 31, 2005
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the year	—		—		—	—
Granted during the year
In exchange for category A surrendered options	561,746	Rs.	5	Rs.	5	84
New options	205,300		5		5	84
Forfeited during the year	(7,948)		5		5	—
Exercised during the year	—		—		—	—

Outstanding at the end of the year	759,098	Rs.	5	Rs.	5	84

Exercisable at the end of the year	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
24. Employee stock incentive plans (continued)

Category B - Par Value Options	Fiscal Year ended March 31, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the year	759,098	Rs.	5	Rs.	5	84
Granted during the year	433,720		5		5	81
Forfeited during the year	(266,608)		5		5	—
Exercised during the year	(196,242)		5		5	—

Outstanding at the end of the year	729,968		5		5	81

Exercisable at the end of the year	36,272	Rs.	5	Rs.	5	59

Category B - Par Value Options	Fiscal Year ended March 31, 2007
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the year	729,968	Rs.	5	Rs.	5	81
Granted during the year	427,060		5		5	81
Forfeited during the year	(76,056)		5		5	—
Exercised during the year	(191,720)		5		5	—

Outstanding at the end of the year	889,252		5		5	77

Exercisable at the end of the year	43,256	Rs.	5	Rs.	5	51

     The weighted average grant date fair value of options granted under the DRL 2002 Plan at fair market value during the years ended March 31, 2005 and 2006 was Rs.377.60 and Rs.293.42, respectively. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the years ended March 31, 2005, 2006 and March 31, 2007 was Rs.707.40, Rs.705.88 and Rs.575.36, respectively.
     The aggregate intrinsic value of options exercised under the DRL 2002 Plan during fiscal 2005, 2006 and 2007 was Rs.Nil , Rs.72 million and Rs.69 million, respectively. As of March 31, 2007 options outstanding and exercisable under the DRL 2002 Plan had an aggregate intrinsic value of Rs.449 million and Rs.16 million, respectively.
     Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
     The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all elighible employees of the Company and all elighible employees and directors of its subsidiaries. Under the DRL 2007 Plan, the Compensation Committee of the Board (the “Compensation Committee”) administers the DRL 2007 Plan and grants stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
     No options were granted under this plan in the year ended March 31, 2007.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
24. Employee stock incentive plans (continued)
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
     Stock option activity under the Aurigene ESOP Plan was as follows:

	Fiscal Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the year	169,188	Rs.	10	Rs.	10	65
Granted during the year	342,381		10		10	61
Expired / forfeited during the year	(314,391)		10		10	—

Outstanding at the end of the year	197,178	Rs.	10	Rs.	10	59

Exercisable at the end of the year	—		—		—	—

	Fiscal Year ended March 31, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the year	197,178	Rs.	10	Rs.	10	59
Granted during the year	500,000		10		10	70
Expired / forfeited during the year	(168,271)		10		10	—

Outstanding at the end of the year	528,907	Rs.	10	Rs.	10	67

Exercisable at the end of the year	—		—		—	—

	Fiscal Year ended March 31, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the year	528,907	Rs.	10	Rs.	10	67
Granted during the year	910,786		10		10	66
Expired / forfeited during the year	(256,110)		10		10	—

Outstanding at the end of the year	1,183,583		10		10	62

Exercisable at the end of the year	7,470	Rs.	10	Rs.	10	28
     The weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the years ended March 31, 2005, 2006 and March 31, 2007 was Rs.4.29, Rs.4.01 and Rs.3.11, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
24. Employee stock incentive plans (continued)
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
     Stock option activity under the Management Plan was as follows:

	Fiscal Year ended March 31, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the year	616,666	Rs.	10	Rs.	10	77
Granted during the year	616,667		10		10	73
Expired during the year	(1,133,333)		10		10	—

Outstanding at the end of the year	100,000	Rs.	10	Rs.	10	65

Exercisable at the end of the year	100,000	Rs.	10	Rs.	10	65

Fiscal Year ended March 31, 2006
Weighted- average
remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the year	100,000	Rs.	10	Rs.	10	65
Granted during the year	—		—		—	—
Expired during the year	(100,000)		10		10	—

Outstanding at the end of the year	—		—		—	—

Exercisable at the end of the year	—		—		—	—
     No options were granted during the year ended March 31, 2007 under the Aurigene Management Plan. As of March 31, 2007, there were no outstanding stock options under the Management Plan.
     The weighted average grant date fair value for options granted under the Aurigene Management Plan during the fiscal year ended March 31, 2005 was Rs.3.76.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
25. Allowances for sales returns
     Product sales are net of allowances for sales returns. The activity in allowances for sales returns is given below:

	Fiscal Year ended March 31,
	2005		2006		2007
Balance at the beginning of the year	Rs.	99,919	Rs.	95,123	Rs.	168,356
Acquired during the year		—		51,251		—
Additional provision		105,245		239,462		1,325,981
Sales returns charged to the provision		(110,041)		(217,480)		(747,319)

Balance at the end of the year	Rs.	95,123	Rs.	168,356	Rs.	747,018

26. Other operating (income)/ expense, net
     Other operating (income)/ expense, net consist of the following:

	Fiscal Year ended March 31,
	2005		2006		2007
Gain on sale of property, plant and equipment, net	Rs.	(1,810)	Rs.	(320,361)	Rs.	(67,039)
Loss on sale of subsidiary interest		8,122		—		—
Other		(343)		—		—

	Rs.	5,969	Rs.	(320,361)	Rs.	(67,039)

     The above gain on sale of property, plant and equipment for the year ended March 31, 2006 includes an amount of Rs.387,337 on account of sale of one of the manufacturing facilities of the Company in Goa, India.
27. Other income/(expense) net
     Other income/(expense) consists of the following:

	Fiscal Year ended March 31,
	2005		2006		2007
Interest expense	Rs.	(103,027)	Rs.	(298,603)	Rs.	(1,575,408)
Interest income		374,928		717,410		520,709
Gain / (loss) on sale of available for sale securities, net		64,997		(3,924)		869
Other		117,339		118,723		392,348

	Rs.	454,237	Rs.	533,606	Rs.	(661,482)

28. Profit share arrangements
     In January 2006, the Company entered into an agreement with Merck & Co., Inc. (“Merck”), allowing it to distribute and sell generic versions of finasteride tablets 5 mg and simvastatin tablets 10 mg, 20mg, 40mg and 80mg (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covering these products, provided that another company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequent to the Company’s entering into this agreement, the patents for both of these products expired and other companies obtained 180-day exclusivity, allowing the Company to launch the authorized generics products. Accordingly, the Company launched these products in June 2006. Under the agreement, during the exclusivity period, the Company procured the products from Merck at specified rates and sold it to its customers. Furthermore, as per the terms of the agreement, the Company pays Merck an additional profit share computed based on a pre determined formula. During the year ended March 31, 2007, the Company recorded net revenues of Rs.15,812,830 from the sale of authorized generic versions of Proscar® and Zocor®.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Shipping costs
     Selling, general and administrative expenses include shipping and handling costs of Rs.642,508, Rs.823,883 and Rs.1,233,308 for the years ended March 31, 2005, 2006 and 2007, respectively.
30. Income taxes
     Income taxes consist of the following:

	Fiscal Year ended March 31,
	2005		2006		2007
Pre-tax income
Domestic	Rs.	562,343	Rs.	2,144,176	Rs.	11,584,770
Foreign		(455,314)		(256,853)		(1,084,495)

	Rs.	107,029	Rs.	1,887,323	Rs.	10,500,275

Income tax benefit / (expense) attributable to continuing operations:

Current taxes:

Domestic	Rs.	(250)	Rs.	(279,466)	Rs.	(1,589,571)
Foreign		(1,053)		(34,081)		(690,963)

		(1,303)		(313,547)		(2,280,534)

Deferred taxes:
Domestic		190,087		(48,503)		47,392
Foreign		(94,507)		103,660		1,056,206

		95,580		55,157		1,103,598

	Rs.	94,277	Rs.	(258,390)		(1,176,936)

Deferred tax benefit attributable to other comprehensive income	Rs.	5,206	Rs.	35,079	Rs.	20,146

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
30. Income taxes (continued)
     The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	Fiscal Year ended March 31,
	2005		2006		2007
Income before income taxes and minority interest	Rs.	107,029	Rs.	1,887,323	Rs.	10,500,275
Enacted tax rate in India		36.5925%		33.66%		33.66%

Computed expected tax benefit / (expense)	Rs.	(39,164)	Rs.	(635,272)		(3,534,393)

Effect of:
Differences between Indian and foreign tax rates		13,362		(8,546)		79,056
Valuation allowance		(254,243)		(142,206)		99,564
In-process technology written-off		(110,771)		—		—
Expenses not deductible for tax purposes		(36,552)		(67,403)		(70,951)
ESOP cost not deductible for tax purpose		(52,694)		(54,614)		(22,391)
Interest expenses not deductible for tax purpose		—		—		(293,205)
Income exempt from income taxes		333,310		538,151		2,100,801
Foreign exchange (loss) / gain		(5,300)		8,335		10,871
Incremental deduction allowed for research and development expenses		254,245		166,308		390,097
Indexation of capital assets		8,275		1,413		1,828
Tax rate change		(9,466)		12,534		55,755
Minimum alternate tax		(3,910)		(3,019)		(2,108)
Resolution of prior period tax matters		—		(73,970)		—
Others		(2,815)		(101)		8,140

Income tax benefit / (expense)	Rs.	94,277	Rs.	(258,390)	Rs.	(1,176,936)

     The Company benefits from certain significant tax incentives provided to export oriented units (i.e., a unit that exports its production to customers abroad) and units located in certain specified backward areas under the Indian tax laws.
     These incentives presently pertain to an exemption from payment of Indian corporate income taxes for some of the Company’s units for a period of ten consecutive years of operations, beginning from the financial year when that particular unit commenced its operations (referred to as the ‘tax holiday’ period). These tax holiday periods for the various units expire in various years ranging from the year ending March 31, 2008 through the year ending March 31, 2016.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
30. Income taxes (continued)
     The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	As of March 31,
	2006		2007
Deferred tax assets:
Inventory		47,407		154,735
Deferred revenue		7,957		3,508
Minimum Alternate Tax		140,400		—
Accounts payable		47,655		47,445
Investments		169,737		192,028
Operating loss carry-forward		1,320,961		985,753
Capital loss carry forward		44,622		44,622
Expenses deferred for tax purposes
Research and development expenses		47,787		47,738
Employee costs		34,062		(35,746)
Legal costs		33,269		11,899
Start-up costs		37,460		35,464
Others		15,464		52,564
Liability for pension benefit on initial adoption of SFAS 158		—		20,019
Stock based compensation		—		9,261
Other current liabilities		179,178		287,964

		2,125,959		1,857,254
Less: Valuation allowance		(923,598)		(824,034)

Deferred tax assets		1,202,361		1,033,220

Deferred tax liabilities
Property, plant and equipment		(824,174)		(828,196)
Intangible assets		(6,425,661)		(7,233,314)
Investment securities		(12,964)		(12,964)
Others		(162,691)		(113,875)

Deferred tax liabilities		(7,425,490)		(8,188,349)

Net deferred tax assets / (liabilities)		(6,223,129)		(7,155,129)
Deferred charges		50,705		156,693

	Rs.	(6,172,424)	Rs.	(6,998,436)

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
     The Company has during the year, set up a full valuation allowance against the deferred tax asset on account of tax effect of operating and capital losses carry forward and other net deferred tax assets of RNBV, RBL, RCSA, DRSA, DRFBL, and others amounting to Rs.354,748.
     Valuation allowance has been created with regard to initial operating losses arising out of RPISA and RPISPA amounting to Rs.1,793 and Rs.27,357, respectively, as the management based on future profit projections believes that the likelihood of not realizing these deferred tax assets is more likely than not

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
30. Income taxes (continued)
     Valuation allowance has been created with regard to operating losses and other net deferred tax assets arising out of ADTL, amounting to Rs.17,526 as this subsidiary specializes in research activities and the Company believes that the likelihood of not realizing these deferred tax assets is more likely than not.
     The Company has, during fiscal 2007, reversed the valuation allowance created against deferred tax assets as of March 31, 2006 at RUSTI and DRLI amounting to Rs.24,240 and Rs.277,620, respectively, as the management based on the future profit projections believes that the likelihood of realizing these deferred tax assets is more likely than not.
     Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which the Company is eligible for tax concessions under the local laws.
     Incremental deduction allowed for research and development expenses represents tax incentive provided by the government of India for carrying out such activities.
     As of March 31, 2007 the Company had operating and capital loss carry-forward of Rs.2,978,451 that expires as follows:

Expiring in the year ending March 31,
2008	Rs.	217,651
2009		14,576
2010		—
2011		—
2012		—
Thereafter (2013 - 2024)		832,099
Thereafter (indefinite)		1,914,125

	Rs.	2,978,451

     Furthermore, as of March 31, 2007 the Company had capital loss carry forward of Rs.176,422 that expires on March 31, 2013 and Rs.22,430 that expires on March 31, 2014 and the valuation allowance for the same has been created accordingly.
     Undistributed earnings of the Company’s foreign subsidiaries and unrecognized deferred tax liability on the same amounted to approximately Rs.273,274, Rs.307,012, Rs.700,761 and Rs.100,163, Rs.103,340 and Rs.235,876 as of March 31, 2005, 2006 and 2007, respectively. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
31. Earnings per share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Fiscal Year ended March 31,
	2005	2006	2007

Basic earnings per equity share — weighted average number of equity shares outstanding	153,037,898	153,093,316	158,552,422
Effect of dilutive equivalent shares-stock options outstanding	81,704	310,530	704,054

Diluted earnings per equity share — weighted average number of equity shares outstanding	153,119,602	153,403,846	159,256,476

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Employee benefit plans
     As of March 31, 2007, the Company adopted the provisions of SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R) which requires the Company to recognize on the balance sheet the difference between the benefit obligations and any plan assets of its defined benefit plans. In addition, the Company is required to recognize as part of its other comprehensive income/(expense), net of taxes, gains and loss due to difference between the actuarial assumptions and actual experience (actuarial gains and losses) and any effects on prior service due to plan amendments (prior service costs and credits) that arise during the period and which are not being recognized as net periodic benefit costs. The incremental impact of applying SFAS No. 158 to the Company’s balance sheet as of March 31, 2007, was to reduce our total shareholder’s equity by Rs.39,036 (net of deferred taxes amounting to Rs.20,019), primarily due to the recognition of previously unrecognized actuarial losses. The following table sets forth the incremental effect of applying SFAS No. 158 to individual line items in our balance sheet as of March 31, 2007.

	Fiscal Year ended March 31, 2007
	Before adoption of				After adoption of
	SFAS No. 158		Adjustments(a)		SFAS No. 158
Non current assets	Rs.	340,629	Rs.	(65,532)	Rs.	275,097
Current liability		2,933,077		3,026		2,936,103
Non current liability		280,005		3,451		283,456
Deferred income taxes current		537,773		20,019		557,792

Total			Rs.	(39,036)

(a)	The adoption of SFAS No. 158 impacted the subtotals on the balance sheet, including, Total assets, Total current liabilities, Total liabilities and Total Stockholder’s equity.
Amounts recognized in the accumulated other comprehensive income for all defined benefit plans consist of:

	As of March 31, 2007
Net actuarial loss		39,036

	Rs.	39,036

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Employee benefit plans (continued)
     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements:

	As of March 31,
	2006		2007
Change in the benefit obligations
Projected Benefit Obligations (PBO) at the beginning of the year	Rs.	200,039		208,036
Service cost		26,926		27,097
Interest cost		15,255		15,890
Actuarial (gain)/ loss		(14,384)		(1,151)
Benefits paid		(19,800)		(22,220)

PBO at the end of the year	Rs.	208,036	Rs.	227,652

Change in plan assets
Fair value of plan assets at the beginning of the year	Rs.	127,122		220,270
Actual return on plan assets		11,066		16,796
Employer contributions		101,882		21,477
Benefits paid		(19,800)		(22,218)

Plan assets at the end of the year	Rs.	220,270	Rs.	236,325

Funded status		12,234		8,673
Unrecognized actuarial loss		68,560		—
Unrecognized transitional obligation		—		—

Net amount recognized	Rs.	80,794	Rs.	8,673

Amounts recognized in the statement of financial position consist of:

	As of March 31,
	2006		2007
Non current asset	Rs.	85,991	Rs.	11,131
Current liability		(5,197)		(120)
Non current liability		—		(2,338)

Net amount recognized	Rs.	80,794	Rs.	8,673

The accumulated benefit obligation for the Gratuity Plan was Rs.112,873 and Rs.140,883 as at March 31, 2006 and 2007, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Employee benefit plans (continued)
Components of net periodic benefit cost:

	Fiscal Year ended March 31,
	2005		2006		2007
Service cost	Rs.	20,379	Rs.	26,926	Rs.	27,097
Interest cost		10,217		15,255		15,890
Expected return on plan assets		(10,468)		(9,211)		(16,193)
Amortization of transition obligation / (assets)		770		12,146		—
Recognized net actuarial (gain) / loss		288		7,215		4,725

Net amount recognized	Rs.	21,186	Rs.	52,331	Rs.	31,519

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are:
Weighted-average assumptions used to determine benefit obligations:

	As of March 31,
	2006	2007
Discount rate	8.0%	9.75%
Rate of compensation increase	8% per annum for	8% to 10% per annum
	first 5 years and	for first 5 years
	6% per annum	and 6% per annum
	thereafter	thereafter.
Weighted-average assumptions used to determine net periodic benefit cost:

	Fiscal Year ended March 31,
	2005	2006	2007
Discount rate	8.0%	8.0%	8.0%
Rate of compensation increase	7.0%	8.0% per annum for first 5 years and 6.0% per annum thereafter	8% per annum for first 5 years and 6% per annum thereafter
Expected long-term return on plan assets	7.5%	7.5%	7.5%
The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments prescribed as per the statutory pattern of investment.
Plan assets: The Company’s gratuity plan weighted-average asset allocations at March 31, 2005 and 2006, by asset category are as follows:

	Fiscal Year ended March 31,
	2006	2007
Debt securities	63%	8%
Funds managed by insurers	37%	91%
Others	—	1%
     Contributions: The Company expects to contribute Rs.10,120 to its gratuity plan during the year ending March 31, 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Employee benefit plans (continued)
     Estimated future benefit payments: The following benefit payments are expected to be paid:

Fiscal Year ended March 31,
2008	32,329
2009	32,493
2010	33,094
2011	35,528
2012	48,075
2012-2013 to 2016-2017	244,424
     Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in superannuation, a defined contribution plan administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.26,994, Rs.24,832 and Rs.27,965 to the superannuation plan during the years ended March 31, 2005, 2006 and 2007, respectively.
     Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.64,223, Rs.64,443 and Rs.75,524 to the provident fund plan during the years ended March 31, 2005, 2006 and 2007, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Employee benefit plans (continued)
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
     The following table sets out the funded status of the Falcon pension plan and the amounts recognized in the Company’s financial statements:

	As of March 31,		As of March 31,
	2006		2007

Change in the benefit obligations
Projected Benefit Obligations (PBO) at beginning of year	Rs.	275,001	Rs.	285,939
Service cost		4,173		17,718
Interest cost		3,490		15,120
Curtailment/settlement effect		—		17,677
Actuarial (gain)/ loss		892		6,880
Benefits paid		—		(66,355)
Inflationary effect over initial balance		2,383		3,742

PBO at the end of the year	Rs.	285,939	Rs.	280,721

Change in plan assets
Fair value of plan assets at the beginning of the year		246,173		251,254
Actual return on plan assets		2,947		51,054
Employer contributions		—		12,203
Benefits paid		—		(40,812)
Inflationary effect over initial balance		2,134		2,180

Plan assets at the end of the year	Rs.	251,254	Rs.	275,879

Funded status		(34,685)		(4,842)
Unrecognized net transition obligation / (asset)		—		—
Unrecognized actuarial gain		(711)		—

Net amount recognized	Rs.	(35,396)	Rs.	(4,842)

Amounts recognized in the statement of financial position consist of:

	As of March 31, 2006		As of March 31, 2007
Other liabilities non current	Rs.	(35,396)		(4,842)

Net amount recognized	Rs.	(35,396)	Rs.	(4,842)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Employee benefit plans (continued)
Components of net periodic benefit cost:

	For the year ended		For the year ended
	March 31, 2006		March 31, 2007
Service cost	Rs.	4,137	Rs.	16,382
Interest cost		3,460		13,979
Expected return on plan assets		(3,725)		(14,755)
Unrecognized net transition obligation / (asset)		—		4,169
Unrecognized net (gain) / loss		—		(150)
Cost price inflation index adjustment over net periodic pension cost		43		826

Net periodic pension cost adjusted by cost price inflation index	Rs.	3,915	Rs.	20,451
SFAS No. 88 cost/(income) adjusted by cost price inflation index		—		16,118

	Rs.	3,915	Rs.	36,569

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are:
Weighted-average assumptions used to determine benefit obligations:

	As at March 31, 2006	As at March 31, 2007
Discount rate	5.25%	5.00%
Rate of compensation increase	0.75%	1.00%
Weighted-average assumptions used to determine net periodic benefit cost:

	For the year ended	For the year ended
	March 31, 2006	March 31, 2007
Discount rate	5.25%	5.25%
Rate of compensation increase	2.00%	0.75%
Expected long-term return on plan assets	7.75%	6.25%
Inflation rate of fiscal year	0.87%	4.21%
Plan assets: The Company’s pension plan weighted-average asset allocations, by asset category are as follows:

For the year ended March 31, 2007
Equity	24%
Debt	76%
Estimated future benefit payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Fiscal Year ended March 31,
2008	Rs.	26,628
2009		27,037
2010		23,764
2011		25,464
2012		23,748
2013 to 2018		140,385

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
     The Company has carried out transactions with its two affiliates, Perlecan Pharma and Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses by Perlecan Pharma, payment towards research services performed by the Company for Perlecan Pharma and the purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan. The Company has also entered into transactions with employees, directors of the Company and their relatives.
     One of the Company’s former executives and U.S. general counsel (resigned effective July 31, 2006), is a partner of a law firm that the Company engages for provision of legal services. Legal fees paid by the Company to this law firm were Rs.468,758, Rs.466,567 and Rs.153,620 (till the date of his resignation) during the years ended March 31, 2005, 2006 and 2007, respectively.
     The following is a summary of significant related party transactions:

	Fiscal Year ended March 31,
	2005		2006		2007
Purchases from:
Significant interest entities	Rs.	45,239	Rs.	182,870	Rs.	294,773
Affiliates		39,278		5,410		—

Sales to:
Significant interest entities		1,055		32,255		—
Affiliates		—		—		139,335

Reimbursement of expenses from:
Affiliates		—		—		372,643

Lease rental paid under cancelable operating leases to:
Directors and their relatives		17,144		18,927		21,884

Administrative expenses paid to:
Significant interest entities		4,649		7,401		9,227

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
33. Related party transactions (continued)
     The Company has the following amounts due from related parties:

	As of March 31,
	2006		2007
Significant interest entities	Rs.	6,084		—
Directors and their relatives		4,380		4,380
Employee loans (interest free)		7,537		2,426
Affiliates		234,541		143,136

	Rs.	252,542	Rs.	149,942

     The Company has the following amounts due to related parties:

	As of March 31,
	2006		2007
Significant interest entities	Rs.	18,958	Rs.	871
Payable towards legal fees		131,392		—
Directors and their relatives		1,328		—

	Rs.	151,678	Rs.	871

As of March 31, 2007, the required repayments of employee loans are given below:

Repayable in the year ending March 31:
2008	Rs.	1,951
2009		313
2010		130
2011		32
2012		—
Thereafter		—

	Rs.	2,426

34. Commitments and Contingencies
     Capital Commitments: As of March 31, 2006 and 2007, the Company had committed to spend approximately Rs.744,006 and Rs.1,186,049, respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
     Guarantees: In accordance with the provisions of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, the Company recognizes the fair value of guarantee and indemnification arrangements issued or modified by the Company, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
34. Commitments and Contingencies (continued)
     KRRP secured a credit facility of Rs.32,000 from Citibank, N.A. (“Citibank”). To enhance the credit standing of KRRP the Company issued during the fiscal year ended March 31, 2006, a corporate guarantee amounting to Rs.45,000 in favor of Citibank. The guarantee is required to be renewed every year and the liability of the Company may arise in case of non-payment or non-performance of other obligations of KRRP under its credit facility agreement with Citibank. As of March 31, 2007, we believe that the fair value of such liability is not material.
     Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
     During the fiscal year ended March 31, 2006 the Company received a notice from the Government of India demanding the recovery of the price the Company charged for Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.284,984 including interest thereon. The Company filed a writ petition in the High Court challenging the Government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the Government of India, which amounts to Rs.77,149. The Company deposited this amount with the Government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded (included under other current liabilities) and believes that the possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
     During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor, including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company. During the fiscal year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor, including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company. Further, during the fiscal year ended March 31, 2006, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices. On August 31, 2006 and September 30, 2006 the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on the matter. On October 31, 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demands. On July 20, 2007, the Authorities appealed against this order in the Supreme Court. The Company believes that the ultimate outcome will not have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
34. Commitments and Contingencies (continued)
     In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents that are the subject matter of litigation concerning the Company’s fexofenadine hydrochloride tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.
     In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs.1,072, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Purchase Agreement dated March 2002 also provide for contingent consideration not exceeding U.S.$14,000 over the ten years following such purchase based on achievement of sales of certain of the Company’s products. Such payments would be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Accordingly, as of March 31, 2007 an amount of Rs.452,725 (U.S.$10,415) has been paid towards such contingent consideration and recorded as goodwill on achievement of such specified milestones.
     In August 2006, the Company received a letter from Pharma, LLC alleging that sales of certain products were excluded by the Company from its calculation of gross revenue in computing the amount payable to Pharma, LLC. The Company, in its response, has stated that the specified products, being the authorized generic products of the partnering innovator company, are not DRLI products and therefore fall within the definition of “excluded products”. Accordingly, the Company has rejected Pharma LLC’s claim for its share of consideration from sale of these products. Subsequently, in October, 2006, Pharma LLC instituted an Arbitration Proceeding under the Redemption Agreement. If the Company is not able to successfully defend its position, the maximum potential estimated liability towards the claim made by Pharma LLC could accelerate the payment of contingent consideration, within the overall limit of U.S.$14,000 as mentioned above.
     On April 18, 2007, the Company terminated all of its Over The Counter (“OTC”) product agreements with Leiner Health Products, LLC (“Leiner”). This action was taken by the Company after receiving notice that, on March 16, 2007, Leiner had been served with a list of Inspection Observations on a Form 483 from the U.S. FDA inspectors and, in response thereto, on March 20, 2007, suspended all of its packaging, production and distribution of OTC products manufactured, packaged or tested at its facilities in the United States. Under the terminated agreements, Dr. Reddy’s had provided Leiner with supplies of API to produce OTC products as well supplies of finished dose tablets, and the right to market certain OTC products under development. The Company does not believe that this termination will have any material impact on its financial position, results of operations or cash flows in any given accounting period.
     In March 2007, the Eurpoean patent for Fosamax (Merck & Co.’s brand name for alendronate sodium), which the Company and several other companies sell generic versions of in Germany, was reinstated in favor of Merck & Co. betapharm has filed protective writs to prevent a preliminary injunction without a hearing. As of March 31, 2007, no injunction had been granted to Merck & Co. Based on a legal evaluation, the Company continues selling its generic version of the product and believes that the Eurpoean patent reinstatement does not affect its ability to continue such sales. The Company does not believe that the patent reinstatement will have any material impact on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
34. Commitments and Contingencies (continued)
     The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.
     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
     There are certain income-tax related legal proceedings which are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of any of these proceedings.
     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its financial position, or results of operations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
35. Segment reporting and related information
a) Segment information
          The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations — Revenues by therapeutic product category; Gross profit

•	Active pharmaceutical ingredients and intermediates — Gross profit, revenues by geography and revenues by key products;

•	Generics — Gross profit;

•	Critical care and biotechnology — Gross profit;

•	Drug discovery — Revenues and expenses; and

•	Custom pharmaceutical services — Gross profit.
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
35. Segment reporting and related information (continued)
     Formulations
     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Fiscal Year ended March 31,
	2005		2006		2007
Gastro-intestinal	Rs.	1,740,087	Rs.	2,252,528	Rs.	3,017,439
Pain control		1,540,665		1,873,921		2,693,630
Cardiovascular		1,494,701		1,707,223		1,885,928
Anti-infectives		1,001,797		1,118,631		1,388,555
Dermatology		338,016		427,165		525,421
Others		1,526,753		2,535,664		3,049,683

	Rs.	7,642,019	Rs.	9,915,132	Rs.	12,560,656
Intersegment revenues[1]		17,702		40,426		32,755
Adjustments[2]		163,192		(29,603)		(274,503)

Total revenues	Rs.	7,822,913	Rs.	9,925,955	Rs.	12,318,908

Cost of revenues		2,280,473		3,024,070		3,386,956
Intersegment cost of revenues[3]		259,727		242,080		336,720
Adjustments[2]		(47,397)		(182,012)		(72,172)

	Rs.	2,492,803	Rs.	3,084,138	Rs.	3,651,504

Gross profit		5,119,521		6,689,408		8,869,735
Adjustments[2]		210,589		152,409		(202,331)

	Rs.	5,330,110	Rs.	6,841,817	Rs.	8,667,404

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items from standalone local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
35. Segment reporting and related information (continued)
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
     An analysis of gross profit for the segment is given below.

	Fiscal Year ended March 31,
	2005		2006		2007
Revenues from external customers	Rs.	5,946,765	Rs.	7,448,681	Rs.	11,131,357
Intersegment revenues[1]		742,294		1,064,816		1,764,589
Adjustments[2]		255,469		(275,440)		(1,069,145)

Total revenues	Rs.	6,944,528	Rs.	8,238,057	Rs.	11,826,801

Cost of revenues	Rs.	4,499,140		5,462,935		6,673,037
Intersegment cost of revenues[3]		17,702		40,426		32,755
Adjustments[2]		496,713		413,239		536,480

	Rs.	5,013,555	Rs.	5,916,600	Rs.	7,242,272

Gross profit	Rs.	2,172,217	Rs.	3,010,135		6,190,154
Adjustments[2]		(241,244)		(688,679)		(1,605,625)

	Rs.	1,930,973	Rs.	2,321,456	Rs.	4,584,529

(1)	Intersegment revenues is comprised of transfers to formulations, generics and custom pharmaceutical services and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items from standalone local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments

(3)	Intersegment cost of revenues is comprised of transfers from the formulations segment to active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.
     An analysis of revenue by geography is given below:

	Fiscal Year ended March 31,
	2005		2006		2007
North America	Rs.	1,848,963	Rs.	1,654,953	Rs.	2,029,603
India		1,988,134		2,302,434		2,238,763
Europe		1,091,190		1,420,930		2,089,426
Others		2,032,258		2,865,743		5,632,724

		6,960,545		8,244,060	Rs.	11,990,516
Adjustments[1]		(16,017)		(6,003)		(163,715)

	Rs.	6,944,528	Rs.	8,238,057	Rs.	11,826,801

(1)	The adjustments represent reconciling items from standalone local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
35. Segment reporting and related information (continued)
     An analysis of revenues by key products is given below:

	Fiscal Year ended March 31,
	2005		2006		2007
Sertraline Hydrochloride	Rs.	138,158	Rs.	494,101	Rs.	2,461,494
Rabeprazole Sodium		7,448		18,379		875,189
Ramipril		783,362		642,538		760,661
Ciprofloxacin Hydrochloride		619,112		778,458		739,625
Finasteride		58,393		98,339		580,775
Naproxen Sodium		470,044		380,409		521,214
Terbinafine HCl		194,482		537,155		483,896
Ranitidine HCl Form 2		282,240		404,022		420,334
Naproxen		229,553		374,997		408,004
Clopidogrel		79,586		139,941		384,238
Ibuprofen		460,490		502,263		328,927
Montelukast		52,626		241,090		285,218
Losartan potassium		180,528		172,682		234,432
Nizatidine		216,757		160,857		223,593
Atorvastatin		252,466		321,139		161,872
Others		2,919,283		2,971,687		2,957,329

Total	Rs.	6,944,528	Rs.	8,238,057	Rs.	11,826,801

     Generics
     Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the fiscal year ended March 31, 2001 with the export of ranitidine 75mg and oxaprozin to the United States. The Company’s acquisition of betapharm during the year ended March 31, 2006 has been assigned to this segment.
     An analysis of gross profit for the segment is given below.

	Fiscal Year ended March 31,
	2005		2006		2007
Revenues	Rs.	3,577,421	Rs.	4,055,764	Rs.	33,224,185
Less:
Cost of revenues		1,222,401		1,464,479		17,002,630
Intersegment cost of revenues[1]		397,969		704,321		1,095,922

		1,620,370		2,168,800		18,098,552

Gross Profit	Rs.	1,957,051	Rs.	1,886,964	Rs.	15,125,633

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
35. Segment reporting and related information (continued)
     Critical care and biotechnology
     Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the diagnostics, critical care and biotechnology segment is given below:

	Fiscal Year ended March 31,
	2005		2006		2007
Revenues	Rs.	527,108	Rs.	691,074	Rs.	823,857
Cost of revenues		176,534		235,869		272,015

Gross profit	Rs.	350,574	Rs.	455,205	Rs.	551,842

     Drug discovery
     The Company is involved in drug discovery through the research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Fiscal Year ended March 31,
	2005		2006		2007
Revenues	Rs.	288 ,382		—	Rs.	136,783
Cost of revenues		—				121,498

Gross profit	Rs.	288,382		—	Rs.	15,285

Research and development expenses	Rs.	868,992	Rs.	814,485	Rs.	774,614

     Custom pharmaceutical services (“CPS”)
     Custom pharmaceutical services operations relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s requirements. The Company’s acquisition of Falcon, Roche’s manufacturing facility in Mexico, during the year ended March 31, 2006 has been assigned to this segment.

	Fiscal Year ended March 31,
	2005		2006		2007
Revenues	Rs311,574		Rs.	1,326,828	Rs.	6,599,763
Less:
Cost of revenues		—		881,019		4,330,594
Intersegment cost of revenues[1]		82,559		118,415		331,948

		82,559		999,434		4,662,542

Gross Profit	Rs.	229,015	Rs.	327,394	Rs.	1,937,221

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and is accounted for at cost to the transferring segment

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
35. Segment reporting and related information (continued)
     a) Reconciliation of segment information to entity total

	For the year ended March 31, 2005				For the year ended March 31, 2006				For the year ended March 31, 2007
	Revenues		Gross profit		Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	7,822,913	Rs.	5,330,110	Rs.	9,925,955	Rs.	6,841,817	Rs.	12,318,908	Rs.	8,667,404
Active pharmaceutical ingredients and intermediates		6,944,528		1,930,973		8,238,057		2,321,456		11,826,801		4,584,529
Generics		3,577,421		1,957,051		4,055,764		1,886,964		33,224,185		15,125,633
Critical care and biotechnology		527,108		350,574		691,074		455,205		823,857		551,842
Drug discovery		288,382		288,382		—		—		136,783		15,285
Custom pharmaceutical services		311,573		229,015		1,326,828		327,394		6,599,763		1,937,221
Others		47,441		47,441		29,369		16,798		164,795		(6,361)

	Rs.	19,519,366	Rs.	10,133,546	Rs.	24,267,047	Rs.	11,849,634	Rs.	65,095,092	Rs.	30,875,553

     b) Analysis of revenue by geography
          The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Fiscal Year ended March 31,
	2005		2006		2007
India	Rs.	6,693,042	Rs.	8,272,468	Rs.	9,178,590
North America		4,349,191		3,983,860		28,336,547
Russia and other countries of the former Soviet Union		2,782,171		3,559,477		4,751,981
Europe		2,868,233		4,326,366		14,839,117
Others		2,826,729		4,124,876		7,988,857

	Rs.	19,519,366	Rs.	24,267,047	Rs.	65,095,092

     c) Analysis of property, plant and equipment by geography
          Property, plant and equipment (net) attributed to individual geographic segments are given below based on location respective property, plant and equipment:

	As of March 31,
	2006		2007
India	Rs.	7,063,595	Rs.	10,061,138
North America		1,511,068		1,701,157
Russia and other countries of the former Soviet Union		30,118		26,618
Europe		468,314		629,330
Others		13,236		9,555

	Rs.	9,086,331	Rs.	12,427,798

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
36. Subsequent events
     Subsequent to the year ended March 31, 2007, betapharm and Salutas agreed to the firm purchase quantities under its long-term supply contract, which resulted in a loss on firm purchase commitment on certain products amounting to Rs.268,227. This loss was recorded in the quarter ended June 30, 2007.

Item 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1.*/*** /*****	Memorandum and Articles of Association of the Registrant dated February 4, 1984.

1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.

1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.

2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.

4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.

4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.

4.3****	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006

8.	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed on March 26, 2001 with the SEC along with Form F-1

**	Previously filed on October 31, 2002 with the SEC along with Form S-8.

***	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.

****	Portions of exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.

*****	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Dr. Reddy’s Laboratories Limited,
	By:	/s/ G.V. Prasad
G.V. Prasad
Executive Vice Chairman and CEO

For Dr. Reddy’s Laboratories Limited,
	By:	/s/ Saumen Chakraborty
Saumen Chakraborty
Hyderabad, India		Chief Financial Officer
September 25, 2007