Form 20-F/A
period 2006-03-31
DR REDDYS LABORATORIES LTD
filed 2008-04-23
CIK 1135951

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
For the transition period from _________ to _________
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
Yes      ☐    No      ☑

SIGNATURES
EXHIBIT INDEX
EX-4.3: SALE AND PURCHASE AGREEMENT
EX-99.1: CERTIFICATION
EX-99.2: CERTIFICATION

EXPLANATORY NOTE
In our Annual Report on Form 20-F for the year ended March 31, 2006, we filed as Exhibit 4.3 a “Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006,” portions of which were redacted and filed separately with the SEC pursuant to a request for confidential treatment.
The purpose of this amendment is solely to replace said agreement with a new version where certain of the information previously redacted (primarily consisting of business addresses and registration numbers) is now included without redaction. Certain other portions of this new version of the agreement will continue to be redacted and filed separately with the SEC pursuant to a request for confidential treatment
This amendment to our Annual Report on Form 20-F does not otherwise update the information set forth in the original filing of the Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20—F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED
By:	/s/ G.V. Prasad
G.V. Prasad
Executive Vice Chairman & CEO

By:	/s/ Saumen Chakraborty
Saumen Chakraborty
Chief Financial Officer

Hyderabad, India
April 21, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

4.3****	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006.
99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

****	Portions of exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.