Form 20-F
period 2008-03-31
DR REDDYS LABORATORIES LTD
filed 2008-07-14
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2008
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
Saumen Chakraborty, Chief Financial Officer, +91-40-2373 1946, saumenc@drreddys.com
7-1-27, Ameerpet, Hyderabad, Andhra Pradesh, India
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
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
168,172,746 Equity Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑       No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐       Item 18 ☐
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
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2008 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.40.02 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. As of July 11, 2008, that rate was Rs.42.8 per U.S.$1.00.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
3.A. Selected financial data
     The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects, which are included elsewhere in this annual report. The selected consolidated statements of income data for the five years ended March 31, 2008 and balance sheet data as of March 31, 2004, 2005, 2006, 2007 and 2008 in Indian rupees have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements, the unaudited convenience translation and related notes except for cash dividend per share. The selected consolidated financial data presented below for fiscal year 2006 reflects the acquisition of Industrias Quimicas Falcon de Mexico effective December 30, 2005 and beta Holding GmbH effective March 3, 2006 and therefore the results for fiscal year 2006 are not comparable to the results of other fiscal years. The selected consolidated financial data presented below for fiscal years 2007 and 2008 reflects the acquisition of Industrias Quimicas Falcon de Mexico and beta Holding GmbH for the full year and therefore is not comparable with results for prior fiscal years.

	Fiscal Year Ended March 31,
Income Statement Data	2004		2005		2006		2007		2008
	(Rs. in millions, U.S.$ in millions, except share and per share data)
											Convenience
											translation into
											U.S.$
Product sales	Rs.	20,081.2	Rs.	19,126.2	Rs.	24,077.2	Rs.	64,185.4	Rs.	49,230.6	U.S.$	1,230.1
License fees		—		345.7		47.5		27.5		34.8		0.9
Services income		22.3		47.5		142.3		882.2		740.2		18.5

Total revenues		20,103.5		19,519.4		24,267.0		65,095.1		50,005.6		1,249.5
Cost of revenues		9,337.3		9,385.9		12,417.4		34,219.5		24,597.6		614.6

Gross profit		10,766.2		10,133.5		11,849.6		30,875.6		25,408.0		634.9
Operating expenses:
Selling, general and administrative expenses		6,542.5		6,774.6		8,028.9		14,051.1		15,175.2		379.2
Research and development expenses, net		1,991.6		2,803.3		2,153.0		2,462.7		3,532.9		88.3
Amortization expenses		382.9		349.9		419.9		1,570.9		1,614.8		40.4
Write-down of intangible assets		—		—		—		1,770.2		2,488.5		62.2
Impairment of Goodwill		—		—		—		—		90.4		2.3
Foreign exchange (gain)/loss, net		(282.5)		488.8		126.3		(136.8)		(744.9)		(18.6)
Other operating (income)/expenses, net		83.2		6.0		(327.7)		(174.0)		(106.6)		(2.7)

Total operating expenses		8,717.7		10,422.6		10,400.4		19,544.1		22,050.3		551.0

Operating income/(loss)		2,048.5		(289.1)		1,449.2		11,331.5		3,357.7		83.9
Equity in (loss)/gain of affiliates		(44.4)		(58.1)		(88.2)		(62.7)		1.8		0.0
Other (expense)/income, net		535.9		454.2		526.3		(768.5)		78.6		2.0

Income before income taxes and minority interest		2,540.0		107.0		1,887.3		10,500.3		3,438.1		85.9

Income taxes (expense)/benefit		(69.2)		94.3		(258.3)		(1,176.9)		1,229.4		30.7
Minority interest		3.4		9.9		(0.1)		3.4		10.5		0.3
Net income	Rs.	2,474.2	Rs.	211.2	Rs.	1,628.9	Rs.	9,326.8	Rs.	4,678.0	U.S.$	116.9

Earnings per equity share:
Basic	Rs.	16.17	Rs.	1.38	Rs.	10.64	Rs.	58.82	Rs.	27.83	U.S.$	0.69
Diluted	Rs.	16.16	Rs.	1.38	Rs.	10.62	Rs.	58.56	Rs.	27.73	U.S.$	0.69
Weighted average number of equity shares used in computing earnings per equity share:*
Basic**		153,027,528		153,037,898		153,093,316		158,552,422		168,075,840		168,075,840
Diluted**		153,099,196		153,119,602		153,403,846		159,256,476		168,690,774		168,690,774
Cash dividend per share (excluding dividend tax)	Rs.	2.50	Rs.	2.50	Rs.	2.50	Rs.	2.50	Rs.	3.75	U.S.$	0.09

*	Each ADR represents one equity share.

**	On August 30, 2006, we approved a one-for-one stock split effected in the form of a stock dividend for each equity share and ADS issued and outstanding as of August 29, 2006. The number of equity shares and per share information presented in the above selected consolidated financial data reflect the effect of this one-for-one stock split effected in the form of a stock dividend for all periods presented.

	Fiscal Year Ended March 31,
	2004		2005		2006		2007		2008
	(Rs. in millions, U.S.$ in millions)
											Convenience
											translation into
											U.S.$
Cash Flow Data:
Net cash provided by/(used in):
Operating activities	Rs.	3,999.2	Rs.	2,291.6	Rs.	1,696.5	Rs.	11,960.6	Rs.	6,122.6	U.S.$	153.0
Investing activities		(6,506.1)		632.9		(34,577.8)		436.4		(9,599.9)		(239.9)
Financing activities		(376.1)		1,931.3		27,210.9		1,753.7		(6,827.6)		(170.6)
Effect of exchange rate changes on cash		(14.2)		55.8		95.1		118.2		(278.2)		(7.0)
Expenditure on property, plant and equipment		(2,415.6)		(1,749.2)		(1,873.3)		(4,477.1)		(6,348.1)		(158.6)

	As of March 31,
	2004		2005		2006		2007		2008
	(Rs. in millions, U.S.$ in millions)
											Convenience
											translation into
											U.S.$
Balance Sheet Data:
Cash and cash equivalents	Rs.	4,376.2	Rs.	9,287.9	Rs.	3,712.6	Rs.	17,981.4	Rs.	7,398.3	U.S.$	184.9
Working capital*		11,103.3		10,770.9		1,345.1		18,933.0		15,227.9		380.5
Total assets		26,619.3		29,288.4		68,768.1		85,919.1		85,445.1		2,135.1
Total long-term debt, excluding current portion		31.0		25.1		20,937.1		17,871.0		12,864.2		321.4
Total stockholders’ equity		21,039.4		20,953.2		22,271.7		41,578.2		47,066.6		1,176.1

*	- Working capital equals current assets less current liabilities.
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

Fiscal Year Ended
March 31,	Period End	Average	High	Low
2004	43.40	45.96	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007	43.10	45.06	46.83	42.78
2008	40.02	40.13	43.05	38.48

     The following table sets forth the high and low exchange rates for the previous six months and is based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
October 2007	39.72	38.48
November 2007	39.68	39.11
December 2007	39.55	39.29
January 2008	39.55	39.13
February 2008	40.11	39.12
March 2008	40.46	39.76
On July 11, 2008 the noon buying rate in the city of New York was Rs.42.8 per U.S. dollar.
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
     Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional products in our active pharmaceutical ingredients and intermediates, generics, formulations and drug discovery businesses, as well as our most recent business focus, specialty pharmaceuticals. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products.
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
     Increasing expenditures for health care has been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. The existence of price controls can limit the revenues we earn from our products. In the United States, numerous proposals that would affect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006. In Germany, an important market for us, the government has introduced several healthcare reforms in order to control healthcare spending and promote the prescribing of generic drugs. As a result, the prices of generic pharmaceutical products in Germany have declined, impacting our revenues, and may further decline in the future. Similar developments may take place in our other key markets. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.
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
     In addition, product liability coverage for pharmaceutical companies is becoming more expensive. As a result, we may not be able to obtain the type and amount of coverage we desire at an acceptable price. Furthermore, the severity and timing of future claims are unpredictable. Our customers may also bring lawsuits against us for alleged product defects. The existence, or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.
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
     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Prescription Drug Act”) amended the Hatch-Waxman Act and provides that the 180-day market exclusivity period is triggered by the commercial marketing of the product, as opposed to the old rule under which the exclusivity period was triggered by a final, non-appealable court decision. However, the Medicare Prescription Drug Act also contains forfeiture provisions, which, if met, will deprive the first Paragraph IV filer of exclusivity. As a result, under certain circumstances, we may not be able to exploit our 180-day exclusivity period since it may be forfeited prior to our being able to market the product.
     In addition, legal and administrative disputes with respect to triggering dates and shared exclusivities may also prevent us from fully utilizing the exclusivity periods.
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
     If we are unsuccessful in defending ourselves against these suits, we could be subject to injunctions preventing us from selling our products, resulting in a decrease in revenues, or to damages, which may be substantial. An injunction or substantial damages resulting from these suits could adversely affect our consolidated financial position, results of operations or liquidity.

If we elect to sell a generic product prior to the final resolution of outstanding patent litigation, we could be subject to liabilities for damages.
     At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we are involved in patent litigation, the outcome of which could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in this manner, if the final court decision is adverse to us, we could be required to cease the sale of the infringing products and face substantial liability for patent infringement. These damages may be significant as they may be measured by a royalty on our sales or by the profits lost by the patent owner and not by the profits we earned. Because of the discount pricing typically involved with generic pharmaceutical products, patented brand products generally realize a significantly higher profit margin than generic pharmaceutical products. In the case of a willful infringer, the definition of which is unclear, these damages may even be trebled. In April 2006, we launched, and continue to sell, generic versions of Allegra® (fexofenadine) despite the fact that litigation with the company that holds the patents for and sells this branded product is still pending. This is the only product that we have launched prior to the resolution of outstanding patent litigation.
If we do not maintain and increase our arrangements for overseas distribution of our products, our revenues and net income could decrease.
     As of March 31, 2008, we market our products in approximately 90 countries. Our products are marketed in most of these countries through our subsidiaries as well as joint ventures. Since we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.
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
     Several areas of the world, including India, have experienced terrorist acts and retaliatory operations recently. For example, Mumbai was the target of serial railway bombings in July 2006. Hyderabad, the city in which we are headquartered was also subjected to terrorist acts in May and August 2007. In May 2008, the city of Jaipur in the state of Rajasthan was subjected to a series of co-ordinated bombings. If the economy of our major markets is affected by such acts, our business and results of operations may be adversely affected as a consequence.
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
     In addition, if we make one or more significant acquisitions in which the consideration includes equity shares or other securities, equity interests in us held by holders of the equity shares may be significantly diluted. If we make one or more significant acquisitions in which the consideration includes cash, we may be required to use a substantial portion of our available cash or incur a significant amount of debt or otherwise arrange additional funds to complete the acquisition, which may result in a dilution of earnings per equity share.

Our principal shareholders control us and, if they take actions that are not in your best interests, the value of your investment in our ADSs may be harmed.
     Our full time directors together with members of their immediate families, in the aggregate, beneficially own 25.14% of our issued shares as at March 31, 2008. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of your ADSs may be adversely affected or you might be deprived of a potential opportunity to sell your ADSs at a premium.
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
     In some of our businesses, we rely on third parties for the timely supply of active pharmaceutical ingredients (“API”), specified raw materials, equipment, formulation or packaging services and maintenance services. For instance, we rely on third party manufacturers for our substantial supply of finished dosages sold in Germany. Although, we actively manage these third party relationships to ensure continuity of supplies and services on time and to our required specifications, events beyond our control could result in the complete or partial failure of supplies and services or in supplies and services not being delivered on time. Any such failure could adversely affect our results of business and results of operations.
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
If as we expand into new international markets we fail to adequately understand and comply with the local laws and customs, these operations may incur losses or otherwise adversely affect our business and results of operations.
     Currently, we operate our business through subsidiaries and equity investees in other countries. In those countries where we have limited experience in operating subsidiaries, and in reviewing equity investees we are subject to additional risks related to complying with a wide variety of national and local laws, including restrictions on the import and export of certain intermediates, drugs, technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. If we do not effectively manage our operations in these subsidiaries and review equity investees effectively, we may lose money in these countries and it may adversely affect our business and results of operations.
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
Our success depends on our ability to retain and attract key qualified personnel and, if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop our business
     We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives. In India, it is not our practice to enter into employment agreements with our executive officers and key employees that are as extensive as are generally used in the United States, and each of those executive officers and key employees may terminate their employment upon notice and without cause or good reason. Currently we are not aware that any executive officer or key employee is planning to leave or retire. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.
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
RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES
     We are an Indian company and a substantial part of our operations are conducted, and most of our assets are located, in India. In addition, approximately 20.9% of our total revenues for fiscal 2008 were derived from sales in India. As a result, the following additional risk factors apply.
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
     Due to various macro-economic factors, the inflation level in the recent period has increased in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 1993-94=100 was 11.05% for the week ended June 7, 2008, which is one of the highest in the recent years. This trend may continue and the rate of inflation may further rise. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.
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
Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.
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
     Key business developments:
     In April 2007, we launched Reditux™, our brand of rituximab, a monoclonal antibody (MAb) used in the treatment of Non-Hodgkin’s Lymphoma. We launched our social initiative called “Sparsh”, an assistance program for cancer patients undergoing treatment, at the same time. Qualified patients identified by doctors in connection with the program are provided Reditux™ free of cost. Reditux™ is the second product from our Biologics portfolio.
     In April 2007, we terminated all of our over-the-counter (“OTC”) agreements with Leiner Health Products, LLC (“Leiner”). This action was taken after receipt of notice that, on March 16, 2007, Leiner had been served with a list of Inspection Observations on a Form 483 from the U.S. FDA inspectors and, in response thereto, on March 20, 2007, suspended all of its packaging, production and distribution of OTC products manufactured, packaged or tested at its facilities in the United States. Under the terminated agreements, we had supplied Leiner with finished dosages tablets and API to produce OTC products, and also granted Leiner access to certain OTC products under development. Subsequently, on March 10, 2008, Leiner filed for Chapter 11 bankruptcy proceedings. During fiscal 2008, we launched our own private label OTC business.
     In August 2007, we, together with Rheoscience, the Denmark based innovator pharmaceutical company, announced that the first patient had received Balaglitazone (DRF 2593), which is an insulin sensitizer that acts as a partial PPAR (peroxisome proliferator-activated receptor) gamma agonist in a Phase III trial study. The study is the first in a series of planned Phase III trials to investigate the safety and efficacy of Balaglitazone as an oral anti-diabetic drug. In the trial, Balaglitazone will be tested in a six month double-blind, randomized, placebo-controlled multicenter trial, whereby type 2 diabetes patients will be given daily doses of either 10 or 20 mg of Balaglitazone versus the active comparator Actos® (45 mg/day) as a supplement to stable insulin treatment. Balaglitazone is being developed under a co-development agreement between us and Rheoscience.
     In November 2007, we signed an exclusive 10 year agreement with SYGNIS Pharma AG (“SYGNIS”) for the supply of the active pharmaceutical ingredient AX200, a biological molecule in development by SYGNIS for the treatment of strokes and other neurodegenerative disorders. The agreement secures the supply of AX200 far beyond the clinical development phase and provides a solid basis for our anticipated marketing of the compound. SYGNIS successfully completed a Phase IIa clinical trial of AX200 in September 2007 that demonstrated safety and efficacy in patients who have suffered an acute stroke. In the second half of 2008, SYGNIS plans to start a Phase IIb efficacy trial in patients who have suffered an acute stroke. Strokes affect over 5 million patients worldwide every year and are the third leading cause of death worldwide, presenting a major socio-economic burden.
     In November 2007, we, along with Argenta Discovery Limited (“Argenta”), a U.K. based respiratory drug discovery and development company, announced a major milestone in our development program targeting a novel disease-modifying approach to treat the underlying cause of certain chronic respiratory diseases including chronic obstructive pulmonary disease (“COPD”) and severe asthma. Within 18 months of initiating the collaboration, the team has already selected the first candidate drug to proceed into pre-clinical development. Under the terms of the licensing agreement announced in February 2006, we are collaborating with Argenta both in the identification of clinical candidates by analyzing an undisclosed but proven anti-inflammatory drug target and in the development of these candidates for Phase II clinical trials proof-of-concept.
     In January 2008, we entered into a settlement agreement with Novartis Pharma AG (“Novartis”) which resulted in Novartis stipulating to the dismissal of the lawsuits in the United States relating to the Abbreviated New Drug Applications (the “ANDA”) filed by us for a generic version of rivastigmine tartrate capsules, which are indicated for the treatment of mild-to-moderate dementia relating to Alzheimer’s disease and are sold under the trade name Exelon® by Novartis. Under the terms of the agreement, we will not launch our generic rivastigmine tartrate capsules until a specified time before the expiry of the Orange Book patents claiming rivastigmine tartrate. In October 2007, we received the final approval from the U.S. FDA on our ANDA for rivastigmine tartrate capsules. According to IMS Health Inc.’s (“IMS”) June 2007 Moving Annual Total Report, the annual sales of this product in the United States were U.S.$199 million.
     In February 2008, we entered into an agreement with SkyePharma PLC (“SkyePharma”) to undertake a feasibility study of a product utilizing two of SkyePharma’s proprietary drug delivery systems, for which SkyePharma received an upfront payment from us. We will pay for the costs of this study. If the feasibility study is successful, full development activities will begin later in fiscal 2009.
     In March 2008, we signed a drug discovery collaboration agreement with 7TM Pharma for selected drug targets in the area of metabolic disorders. Under the terms of the agreement, we will collaborate with 7TM Pharma to identify clinical candidates for pre-selected drug targets. The parties will jointly develop these candidates from the pre-clinical stage up to Phase IIa clinical trials (proof-of-concept). Upon successful completion of a Phase IIa clinical trial, the Company and 7TM Pharma may either develop and commercialize the candidate jointly or license the candidate for further development and commercialization to a larger pharmaceutical company.
     In order to build a robust generics and API pipeline, in fiscal 2008, we filed 19 ANDAs in the United States, including 10 Paragraph IV filings. Additionally, in fiscal 2008, the U.S. FDA granted us 13 final ANDA approvals and seven tentative ANDA approvals. With respect to APIs, we filed 54 Drug Master Files (“DMF”) in fiscal 2008 worldwide, 23 of which were filed in the United States, nine in Canada, 13 in Europe and nine in other countries. With these filings, we have a total of 127 U.S. DMFs filed as of March 31, 2008. Including the United States filings, as of March 31, 2008, we have made a total of 281 DMF filings worldwide: with 49 filings in Canada, 64 filings in Europe and 41 filings in other countries.
     In our branded formulations division, during fiscal 2008, we filed a total of 307 dossiers for product registrations in various countries.
     During fiscal 2008, we received 202 product approvals in various countries, including 18 approvals in Romania, 13 approvals in South Africa, 13 approvals in Venezuela, 11 approvals in Ukraine, seven approvals in Kazakhstan, seven approvals in Middle Eastern countries and five approvals in Brazil. As of March 31, 2008, we had 21 certificates of suitability granted by European authorities. For most of these, we are already supplying either commercial quantities or development quantities of API to various generic formulators.
     During fiscal 2008, we invested Rs.6,348.0 million on capital expenditures for manufacturing, research and development facilities and other assets, which is our highest level of investment in a single financial year to date. These investments will create the capacity to support our strategic growth agenda.
     During fiscal 2006, fiscal 2007 and fiscal 2008, no third party made any public takeover offers in respect of our shares and we did not make any public offers to take over any other company.
4.B. Business overview
     We are an emerging global pharmaceutical company with proven research capabilities. We produce active pharmaceutical ingredients and intermediates and finished dosage forms and biologics products and market them globally, with a focus on India, the United States, Europe and Russia. We are vertically integrated and use our active pharmaceutical ingredients and intermediates in our own finished dosage products. We conduct basic research in the areas of cancer, diabetes, metabolic disorders, cardiovascular disease, inflammation and bacterial infection.
     Our total revenues for fiscal 2008 were Rs.50,005.6 million (U.S.$1,249.5 million). We derived 20.9% of these revenues from sales in India, 22.7% from the United States and Canada (“North America”), 11.1% from Russia and other countries of the former Soviet Union, 31.7% from Europe and 13.6% from other countries. Our net income for fiscal 2008 was Rs.4,678.0 million (U.S.$116.9 million).

OUR STRATEGY
As a global pharmaceutical company, our core purpose is to help people lead healthier lives by maximizing their access to affordable generic medicines and new and improved pharmaceuticals that address unmet medical needs. Our strategy through which we intend to achieve this goal is as follows:
•	Our core businesses of active pharmaceutical ingredients and intermediates and branded formulations are well established with a track record of consistent growth and profitability. We will continue to make appropriate investments to strengthen our capabilities and infrastructure and in turn address future growth opportunities. We are focused on expanding our product portfolio, enhancing our cost competitiveness, improving our position in existing markets and expanding into selected new markets in an effort to continue this growth and profitability.

•	In our global generics business, we continue to build a product pipeline that will help drive medium-term growth in North America and Europe. Our strategic markets include United States and Germany, which are two of the largest generic markets in the world and where we intend to build an industry-leading market presence. In addition, we continue to focus on additional markets such as Canada in North America, and the United Kingdom, Spain, Italy, France and Portugal in Europe. We intend to leverage our existing global platforms of product development, manufacturing, and supply chain management to address the growing needs of our customers in each of these markets.

•	We are positioning our custom pharmaceutical services business as a partner of choice for the strategic outsourcing needs of our customers. We market process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies. The focus is to leverage our skills in process development, analytical development, formulation development and cGMP manufacturing to serve the customer needs.

•	In addition, we are focusing our investments on innovation-driven businesses. The drug discovery business has a goal of building a robust and unique New Chemical Entity (“NCE”) pipeline. The specialty pharmaceuticals business is positioning to launch an internal sales and marketing operation for in-licensed and co-developed dermatology products while continuing to advance internal product development. The biologics business continues to launch products in the key markets of India, Russia, and Latin America, while developing a product pipeline and infrastructure to address the global biologics opportunity. These businesses, while being investment intensive and having long lead times, have the potential to provide significant growth as well as sustained revenues and consistent profitability over the long-term due to commercial differentiation and patent protection.

•	To supplement our internal growth initiatives for each of these businesses, we are actively pursuing external business development opportunities, including acquisitions and alliances.

OUR PRINCIPAL AREAS OF OPERATIONS
     The following table shows our revenues and percentage of total revenues of our formulations, active pharmaceutical ingredients and intermediates, generics, custom pharmaceutical services and drug discovery segments for fiscal 2006, 2007 and 2008, respectively:

	Fiscal Year Ended March 31,
Segment	2006			2007			2008
	(Rs. in millions, U.S.$ in millions)
Formulations	Rs.	10,587.6	43.6%	Rs.	13,086.6	20.1%	Rs.	15,241.1	30.5%	U.S.$	380.8
Active pharmaceutical ingredients and intermediates		8,267.5	34.1		11,883.0	18.3		11,804.8	23.6		295.0
Generics		4,055.8	16.7		33,224.2	51.0		17,781.5	35.6		444.3
Drug discovery		—	—		136.8	0.2		39.2	0.1		1.0
Custom pharmaceutical services		1,326.8	5.5		6,599.8	10.1		4,817.6	9.6		120.4
Others		29.3	0.1		164.7	0.3		321.4	0.6		8.0

Total revenues	Rs.	24,267.0	100.0%	Rs.	65,095.1	100.0%	Rs.	50,005.6	100.0%	U.S.$	1,249.5

Formulations Segment
     Formulations, also referred to as branded finished dosages, are finished pharmaceutical products ready for consumption by the patient. Branded means we package the formulations for sale under our brand name. We sell branded formulations in India, Russia and other emerging markets. Formulations accounted for 30.5% of our revenues in fiscal 2008. Effective April 1, 2007, our critical care and biotechnology segment was merged into our formulations segment. Accordingly, disclosures relating to the previous period have been restated to conform to current period presentation.
Markets
     We export our branded formulations to over 40 countries worldwide. Our major markets in this segment are India, Russia and other countries of the former Soviet Union, Central Eastern Europe, Southeast Asian countries and Latin America. We have also expanded our presence in emerging markets, such as Romania, Albania, South Africa, Venezuela and the Middle East region. We have progressively increased the number of countries in which we market our formulations by registering our products in various markets around the world. During fiscal 2008, we filed 307 new product dossiers in various countries around the world. Our formulations portfolio includes brands covering several therapeutic segments.

     The following table sets forth formulations revenues by geographic area for fiscal 2006, 2007 and 2008, respectively:

Fiscal Year Ended March 31,
	2006			2007			2008
	Revenues in		% of	Revenues in		%
Country	millions		Total(1)	millions		Total(1)	Revenues in millions			% Total(1)
India	Rs.	5,968.1	56.4%	Rs.	6,964.5	53.2%	Rs.	8,059.6	U.S.$201.4	52.9%
Russia		2,676.8	25.3%		3,587.3	27.4%		4,064.4	101.6	26.7%
Ukraine		447.0	4.2%		604.3	4.6%		767.0	19.1	5.0%
Romania		192.2	1.8%		337.1	2.6%		465.4	11.6	3.1%
Kazakhstan		240.5	2.3%		319.4	2.4%		368.3	9.2	2.4%
Belarus		178.4	1.7%		205.1	1.6%		258.8	6.5	1.7%
Venezuela		59.1	0.6%		152.9	1.2%		256.3	6.4	1.7%
South Africa		142.0	1.3%		178.8	1.4%		179.6	4.5	1.2%
Myanmar		84.7	0.8%		105.1	0.8%		100.5	2.5	0.7%
Vietnam		105.3	1.0%		67.6	0.5%		81.8	2.0	0.5%
Others		493.5	4.6%		564.5	4.3%		639.4	16.0	4.1%

Total	Rs.	10,587.6	100.0%	Rs.	13,086.6	100.0%	Rs.	15,241.1	U.S.$380.8	100.0%

(1)	Refers to our revenues from formulations sales in the applicable country expressed as a percentage of our total revenues from formulations sales throughout the world.
     India. Our revenues from sales of formulations in India were 52.9% of our total formulations sales in fiscal 2008. In India, our formulations business focuses mainly on the therapeutic categories of cardiovascular, diabetes management, gastro-intestinal and pain management. As of March 31, 2008, we had a total of 151 brands. Our top ten brands together accounted for 46.2% of our formulations revenues in India in fiscal 2008. According to Operations Research Group International Medical Statistics (“ORG IMS”) in its March Moving Annual Total (“MAT”) report for the 12-month period ending March 2008, our secondary sales of formulations in India grew 13.4% in fiscal 2008 as compared to the industry average growth of 14.8%. According to ORG IMS, as of March 2008, we had 43 brands that were ranked either first or second in terms of sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”) report for the period November 2007 to February 2008, which measures doctors’ prescriptions, we were ranked seventh in terms of the number of prescriptions generated in India.
     New product launches during fiscal 2008 accounted for 3.9% of our revenues from sales of formulations in India. Key product launches included Reditux, our brand of rituximab; Etura, our brand of etodolac; Gemone, our brand of gemifloxacin; Pemgem, our brand of pemetrexed; Mintop 10, our brand of minoxidil and Supanac, our brand of diclofenac potassium.

     The following table provides a summary of our sales in India in our therapeutic categories for fiscal 2006, 2007 and 2008, respectively:

Fiscal Year Ended March 31,
	2006				2007				2008
Therapeutic	No. of	Revenues		%	No of	Revenues		%	No of				%
Category(1)	Products	in millions		Total(2)	Products	in millions		Total(2)	Products	Revenues in Millions			Total(2)
Gastrointestinal	45	Rs.	1,274.3	21.4%	49	Rs.	1,527.8	21.9%	47	Rs.	1,811.7	U.S.$ 45.3	22.5%
Cardiovascular	36		1,108.5	18.6%	46		1,234.4	17.7%	50		1,467.5	36.7	18.2%
Pain management	19		872.0	14.6%	21		1,050.6	15.1%	24		1,069.9	26.7	13.3%
Oncology	28		442.7	7.4%	32		549.1	7.9%	37		747.0	18.7	9.3%
Anti-Infective	18		347.3	5.8%	26		462.5	6.6%	26		543.5	13.6	6.7%
Vitamins/ Minerals/ Nutrients	18		424.1	7.1%	21		430.2	6.2%	20		450.5	11.3	5.6%
Diabetes management	18		315.2	5.3%	18		359.1	5.2%	22		446.5	11.2	5.5%
Respiratory	15		233.8	3.9%	17		285.1	4.1%	17		336.8	8.4	4.2%
Dermatology	18		265.1	4.4%	17		283.2	4.1%	18		313.2	7.8	3.9%
Dental	21		216.1	3.6%	23		235.5	3.4%	21		278.2	7.0	3.5%
Others	38		469.0	7.9%	44		547.0	7.8%	42		594.8	14.9	7.3%

Total	274	Rs.	5,968.1	100.0%	314	Rs.	6,964.5	100.0%	324	Rs.	8,059.6	U.S.$201.4	100.0%

(1)	The categorization into therapeutic segments is based on current marketing practice and focuses on therapies.

(2)	Refers to the therapeutic category’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

     The following tables summarize the position of our top 10 brands in the Indian market for fiscal 2006, 2007 and 2008, respectively:

			Rank of our product	Market Share of our
	Therapeutic	Therapeutic Sub-	within Product	Brand within Product	Brand
Brand **	Category	Category(1)	Category(1)	Category (2)	Growth(3)
Omez	Gastro-intestinal	Anti-ulcerant	1	50.7	9.6
Nise	Pain management	Non-steroidal anti-inflammatory	1	47.2	(2.6)
Stamlo	Cardiovascular	Anti-hypertensive	1	23.1	13.6
Stamlo beta	Cardiovascular	Anti-hypertensive	2	15.2	7.9
Razo	Gastro-intestinal	Anti-ulcerant	1	12.1	27.7
Atocor	Cardiovascular	Lipid lowering agent	4	7.6	27.4
Enam	Cardiovascular	Anti-hypertensive	2	25.2	5.9
Mintop	Dermatology	Alopecia	1	57.2	26.8
Reclimet	Diabetes management	Sulphonylurea anti-diabetic	2	13.1	6.4

(1)	Therapeutic sub-categories are the specific groups within each therapeutic category and product categories are the compound groups within each therapeutic sub-category. Source: Derived from Operations Research Group March 2008.

(2)	Refers to our brand’s revenues from sales in India expressed as a percentage of total revenues from sales in respective product categories in India. Source: Derived from ORG IMS in its Moving Annual Total report for the 12 month period ending March 2008.

(3)	Revenue growth determined based on retail sales over the corresponding 12-month period for the previous year. Source: Derived from ORG IMS in its Moving Annual Total report for the 12 month period ending March 2008.

**	Market data is not available for our Reditux (No. 8) brand in the Oncology therapeutic category and therefore it is not included above.

Fiscal Year Ended March 31,
	2006			2007			2008
	Revenues in			Revenues in
BRAND	millions		% Total(1)	millions		% Total(1)	Revenues in millions			% Total(1)
Omez	Rs.	690.7	11.6%	Rs.	829.7	11.9%	Rs.	965.9	U.S.$ 24.1	12.0%
Nise		736.0	12.3%		873.1	12.5%		879.5	22.0	10.9%
Stamlo		339.7	5.7%		370.0	5.3%		405.9	10.1	5.0%
Stamlo beta		262.8	4.4%		267.5	3.8%		305.0	7.6	3.8%
Razo		127.3	2.1%		211.2	3.0%		291.4	7.3	3.6%
Atocor		167.2	2.8%		188.9	2.7%		243.9	6.1	3.0%
Enam		172.7	2.9%		174.2	2.5%		179.6	4.5	2.2%
Reditux		0.0	0.0%		0.0	0.0%		153.9	3.8	1.9%
Mintop		109.2	1.8%		118.8	1.7%		149.5	3.7	1.9%
Reclimet		123.7	2.1%		138.0	2.0%		149.0	3.7	1.8%
Others		3,238.8	54.3%		3,793.1	54.6%		4,336.0	108.3	53.9%
Total	Rs.	5,968.1	100.0%	Rs.	6,964.5	100.0%	Rs.	8,059.6	U.S.$201.4	100.0%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.
     Russia. Russia is our largest international market in our formulations business and our sales of formulations in this market accounted for 26.7% of our revenues in the formulations segment in fiscal 2008. Pharmexpert, a market research firm, ranked us 14th in sales in Russia with a market share of 1.24% as of March 2008 in its moving annual total report for first quarter 2008 (the “Pharmexpert MAT Q1 2008 Report”). Pharmexpert also reported that market growth during fiscal 2008 was 17.5%. All of the companies ranked ahead of us by Pharmexpert were either multinational corporations or of European origin. Accordingly, we were the top ranked Indian pharmaceutical company in Russia.

     The following table provides a summary of our revenues in Russia by therapeutic category for fiscal 2006, 2007 and 2008, respectively:

Fiscal Year Ended March 31,
	2006				2007				2008
Therapeutic	No of	Revenues		%	No of	Revenues		%	No of				%
Area	Products	in millions		Total(1)	Products	in millions		Total(1)	Products	Revenues in millions			Total(1)
Pain management	9	Rs.	899.1	33.6%	8	Rs.	1,327.1	37.0%	8	Rs. 1,647.6	U.S.$	41.2	40.5%
Gastrointestinal	3		590.0	22.0%	3		843.2	23.5%	3	882.5		22.1	21.7%
Anti-infective	6		530.7	19.8%	6		603.2	16.8%	7	645.8		16.1	15.9%
Cardiovascular	4		280.2	10.5%	6		266.5	7.4%	8	262.2		6.6	6.5%
Respiratory	3		86.4	3.2%	1		166.4	4.6%	1	199.0		5.0	4.9%
Dermatology	4		138.1	5.2%	5		192.6	5.4%	5	191.0		4.8	4.7%
Others	5		152.3	5.7%	13		188.3	5.3%	16	236.3		5.9	5.8%

Total	34	Rs.	2676.8	100.0%	42	Rs.	3,587.3	100.0%	48	R.s.4,064.4	U.S.$	101.6	100.0%

(1)	Refers to the therapeutic category’s revenues from sales in Russia expressed as a percentage of our total revenues from sales in all of our therapeutic categories in Russia.
     The following table provides a summary of our top 10 Brands in the Russian market for fiscal 2006, 2007 and 2008, respectively:

Fiscal Year Ended March 31,
	2006			2007			2008
	Revenues in			Revenues in
Brand	millions		% Total(1)	millions		% Total(1)	Revenues in millions				% Total(1)
Omez	Rs.	585.1	21.9%	Rs.	821.2	22.9%	Rs.	848.6	U.S.$	21.2	20.9%
Nise		367.8	13.7%		666.4	18.6%		798.6		20.0	19.6%
Ketorol		496.4	18.5%		634.1	17.7%		796.6		19.9	19.6%
Ciprolet		471.6	17.6%		544.8	15.2%		549.5		13.7	13.5%
Enam		280.2	10.5%		266.2	7.4%		255.1		6.4	6.3%
Cetrine		86.4	3.2%		166.4	4.6%		199.0		5.0	4.9%
Exifine		114.3	4.3%		140.8	3.9%		139.7		3.5	3.4%
Mitotax		90.2	3.4%		86.8	2.4%		104.5		2.6	2.6%
Bion		0.0	0.0%		29.8	0.8%		62.3		1.6	1.5%
Mycoflucan		23.9	0.9%		51.8	1.4%		51.3		1.3	1.3%
Others		160.9	6.0%		179.0	5.1%		259.2		6.5	6.4%

Total	Rs.	2,676.8	100.0%	Rs.	3,587.3	100.0%	Rs.	4,064.4	U.S.$	101.6	100.0%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all formulation sales in Russia.

     Our top four brands, Omez, Nise, Ketorol and Ciprolet, accounted for 73.6% of our formulations revenues in Russia in fiscal 2008. Omez, (anti-ulcerant product), Nise and Ketorol (pain management product) and Ciprolet (anti-infective product) are ranked as the 48th, 55th, 64th and 97th best selling formulation brands respectively, in the Russian market as of March 2008 by Pharmexpert in its MAT Q1 2008 Report.
     Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, anti-infectives and cardiovascular. Our focus is on building brand leaders in these therapeutic segments. Omez, Ciprolet, Nise and Ketorol continued to be brand leaders in their respective categories, as reported by the Pharmexpert MAT Q1 2008 Report.
     Growth during the year was driven by sales and marketing initiatives to target specialists through field sale forces focused on these specialists, increased participation in hospital business and an OTC initiative for certain brands.
     During fiscal 2008, we further expanded our Russian sales force. The hospital division has 26 hospital specialists and 9 key account managers, and is focused on expanding our present network of relationships with hospitals and institutes. The OTC division has 43 medical representatives, and is focused on establishing a network of relationships with OTC distributors in preparation for future OTC product launches.
     Other Markets: We have operations in former Soviet Union countries other than Russia, including Ukraine, Kazakhstan, Belarus and Uzbekistan. We also have operations in other emerging markets, such as Venezuela, Vietnam, South Africa, Romania and Myanmar. Our export of formulations to these countries accounted for 16.7% of the revenues in our formulations segment in fiscal 2008.
     In South Africa, we market through our partially owned subsidiary, Dr. Reddy’s Laboratories (Proprietary) Limited (DRSA). As of March 31, 2008, we held a 60% equity interest in DRSA. We currently market 9 products through DRSA in South Africa and have 5 registered products scheduled to be launched in fiscal 2009. Apart from these, we have 24 products pending registration. During fiscal 2008, we launched fexofenadine tablets and finasteride tablets in South Africa.
     In China, we market through our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP” or “Reddy Kunshan”). As of March 31, 2008, we held a 51.33% equity interest in KRRP. We currently market twelve formulation products through KRRP in China and have two products under registration. We have applied for registration of thirteen products from our China representative office for which applications are pending approval.
Sales, marketing and distribution network
     India. We generate demand for our products by promoting them to doctors who prescribe them, and meeting with pharmacists to ensure that the pharmacists stock our brands. Our focus on brand building is thus primarily driven through efforts to build relationships with the medical community. While we do not sell directly to doctors or pharmacists, our approximately 1,950 sales representatives and front line managers frequently visit doctors and pharmacists throughout the country to promote our products. In addition, we sponsor medical conferences in different parts of the country and conduct seminars for doctors. During fiscal 2008, we increased our total sales personnel in India by approximately 250.
     We sell our formulations primarily through clearing and forwarding agents to approximately 2,050 stockists who decide which brands to buy based on demand. The stockists pay for our products in an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the stockists and ensuring that the stockists maintain adequate supplies of our products. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.
     Russia. In Russia, we sell our formulations to some of the principal national distributors directly as well as through our wholly-owned subsidiary located in Russia, OOO Dr. Reddy’s Laboratories, Russia. Our sales and marketing efforts are driven by a team of 255 marketing representatives, 23 regional managers, 4 zone managers and 18 key account managers to promote our products to doctors in 48 cities in Russia. During fiscal 2008, we increased our sales personnel in Russia by approximately 70.
In the Russian market, credit is generally extended only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies and are reviewed on a periodic basis. During fiscal 2008, the credit period for our distributors Protek and SIA was increased from 60 days to 90 days and 45 days to 75 days respectively. There were no material changes in the credit terms for other distributors.
     Other Markets. Our other key focus markets are South Africa, Brazil, China, Kazakhstan, Uzbekistan, Ukraine, Belarus, Vietnam, Romania, Venezuela and Myanmar, where we have our own sales personnel to promote our products. In South Africa, we sell our products to wholesale distributors, dispensing doctors and retail pharmacies. In China, where we market through KRRP, as of March 31, 2008, we have 95 marketing representatives covering hospitals. In several of these markets, we market and distribute through local distributors. We also have representative offices in several of these countries.
Manufacturing and Raw Materials
     We have four facilities for the manufacture of formulation products, all of which are situated in India, as of March 31, 2008. We manufacture most of our finished products at these facilities and also use third-party manufacturing facilities as we determine necessary. We also purchase some products from approved third parties based on the necessity and requirement of our markets. For each of our products, we endeavor to identify alternate suppliers of our products and the processes applicable to our products. The main difference between active pharmaceutical ingredients as compared to formulations and generics is the form in which they are produced and the way they are packaged. Active pharmaceutical ingredients are manufactured and distributed in bulk. In formulations and generics, these bulk ingredients are converted into finished dosages by adding other ingredients, called excipients, and packaged into individual doses that are ready for consumption by the patient. In fiscal 2008, our active pharmaceutical ingredients and intermediates business provided 70.4% of the active pharmaceutical ingredients and intermediates requirements of our formulations business, with the balance coming from various other suppliers.
     Our manufacture of formulations is subject to strict quality and contamination controls throughout the manufacturing process. Each production line consists of a series of rooms through which the product passes at different stages of its conversion to a finished dosage. In our facilities, we manufacture formulations in various dosage forms including tablets, capsules, injections and liquids. These dosage forms are then packaged and quarantined to be tested for quality and contamination. One of our facilities also has the approval of the U.K. Medicines and Health Care Products Regulatory Agency (“MHRA”) apart from other country specific approvals. The Ministries of Health of Brazil, Ukraine, Romania, Gulf Co-operation Council group, Indonesia, Nigeria, Kirgystan and World Health Organization have visited during the year and approved our facilities.
     We manufacture our key brands for our domestic market at our facility in Baddi to take advantage of certain fiscal benefits, which include exemption from income tax and excise duty for a specified period, offered by the Government of India to encourage industrial growth in the state of Himachal Pradesh.
Competition
     We compete with different companies in different countries, depending upon therapeutic and product categories, and within each category upon dosage strengths and drug delivery. On the basis of sales, we are the tenth largest pharmaceutical seller in India, with a market share of 2.33% according to the ORG IMS March Moving Annual Total report for the 12-month period ending March 2008. Of the top ten participants in the Indian formulations market, three are multinational corporations and the rest are Indian corporations.
We believe growth opportunities in India continue to exist. The Indian pharmaceutical business environment underwent considerable changes in fiscal 2008. Some of the most significant changes in the industry are as follows:
•	The Industry recorded growth of 14.8% after moderate performance for the past couple of years.
•	Growth driven by successful new product launches in chronic therapeutic areas (TA), increased spending on health care due to rising disposable income, increased penetration of health insurance, changing disease profile and penetration into semi-urban and rural areas.
•	Change in market dynamics, including emergence of organized retail chains, boom in hospital sector, target of tier II markets i.e., semi urban and rural areas, by most companies.
•	Multi-national corporations launched more of their patented products.
•	Promotion of special purpose vehicle and innovative funding models to address higher investment demands in research and development.
•	Contract research and manufacturing services gained more prominence.

•	Active promotion of health tourism, and
•	Emergence of bio-similars to cater to needy population in Oncology therapeutic area.
     Our formulation segment’s principal competitors in the Indian market are Cipla Limited, Glaxo SmithKline Pharmaceuticals Limited, Ranbaxy Laboratories Limited, Nicholas Piramal India Limited, Sun Pharmaceuticals Industries Limite, Zydus-Cadila and Lupin.
Our formulation segment’s principal competitors in the Russian market include Berlin Chemi AG, Gedeon Richter Limited, Krka, Pliva, Lek, Ranbaxy, Nycomed and Egis Pharmaceuticals Limited.
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
     All pharmaceutical manufacturers that sell products in any country are subject to regulations issued by the ministry of health (“MoH”) of the respective country. These regulations govern, or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products.
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

     Under the present drug policy of the Government of India, certain drugs have been specified under the DPCO as subject to price control. The Government of India established the National Pharmaceutical Pricing Authority (“NPPA”) to control pharmaceutical prices. Under the DPCO, the NPPA has the authority to fix the maximum selling price for specified products. At present, more than 70 drugs and their formulations are categorized as specified products under the DPCO. A limited number of our formulation products fall in this category. Adverse changes in the DPCO list or in the span of price control can affect pricing, and hence, our Indian revenues.
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
     The biotechnology sector in India is governed by the guidelines and rules formulated by the Department of Biotechnology (“DBT”), under the Indian Government’s Ministry of Science and Technology. The guidelines cover the entire requirements of various other related ministries/statutory departments of the Government of India.
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
          Once clearance is obtained from the RCGM, the business is required to obtain clearance from the Genetic Engineering Approval Committee (“GEAC”) under the Ministry of Environment and Forest, Government of India. The GEAC forwards its recommendation to the DBT and DCGI. Upon receipt of a “No Objection Certificate” from the Drugs Controller General of India (“DCGI”), the business is required to obtain a manufacturing license from the State Drugs Authority and, thereafter, can commence commercial marketing.
          We are making required investments for scaling up our manufacturing infrastructure and enhancing our development capabilities to leverage the global opportunity available in biogenerics.
Active Pharmaceutical Ingredients and Intermediates Segment
     Our active pharmaceutical ingredients and intermediates business contributed 23.6% of our total revenues for fiscal 2008. Active pharmaceutical ingredients are the principal ingredients for finished dosages and are also known as bulk actives or bulk drugs. Active pharmaceutical ingredients become formulations when the dosage is prepared for human consumption in the form of a tablet, capsule or liquid using additional inactive ingredients. Intermediates are the compounds from which active pharmaceutical ingredients are prepared. We produce and market more than 100 different active pharmaceutical ingredients and intermediates in several markets. We export active pharmaceutical ingredients to emerging as well as developed markets covering 78 countries. Our principal markets in this business segment include North America and Europe, which together contributed 40.8% of this segment’s revenues. Our active pharmaceutical ingredients and intermediates business is operated independently from our formulations and generics businesses and, in addition to supplying API to our formulations and generics businesses, we sell APIs to third parties for use in creating generic products, subject to any patent rights of other third parties. Our active pharmaceutical ingredients business also manufactures and supplies all of the API required in our custom pharmaceutical services business. The research and development group within the active pharmaceutical ingredients and intermediates segment contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 15-20 new products every year.

     The following table sets forth active pharmaceutical ingredients and intermediates revenues by geographic area for fiscal 2006, 2007 and 2008, respectively:

	Fiscal Year Ended March 31,
	2006		2007		2008
	Revenues	% Total(1)	Revenues	% Total(1)	Revenues		% Total(1)
	(in millions)		(in millions)		(in millions)
	Rs.		Rs.		Rs.	U.S.$
Emerging markets
India	2,300.4	27.8%	2,077.4	17.5%	2,351.7	58.8	19.9%
Bangladesh	265.7	3.2%	155.0	1.3%	183.6	4.6	1.6%
Other countries	2,584.4	31.3%	5,397.8	45.4%	4,174.2	104.3	35.4%

Total emerging markets	5,150.5	62.3%	7,630.2	64.2%	6,709.5	167.7	56.8%

Developed markets
North America	1,655.0	20.0%	2,029.7	17.1%	2,288.6	57.2	19.4%
Europe	1,420.9	17.2%	2,116.8	17.8%	2,520.7	63.0	21.4%
Japan	41.1	0.5%	106.3	0.9%	286.0	7.1	2.4%
Total developed markets	3,117.0	37.7%	4,252.8	35.8%	5,095.3	127.3	43.2%

Total	8,267.5	100.0%	11,883.0	100.0%	11,804.8	295.0	100.0%

(1)	Refers to our revenues from API sales in the applicable country expressed as a percentage of our total revenues from API sales throughout the world.
     The following table sets forth the sales of our key active pharmaceutical ingredients and intermediates for fiscal 2006, 2007 and 2008, respectively:

			Fiscal Year Ended March 31,
			2006		2007		2008
Product	Category	Sub-Category	Revenues	% Total(1)	Revenues	% Total(1)	Revenues	U.S.$	% Total(1)
			(in millions)
Finasteride	Prostatic inhibition	Benign prostatic hyperplasia	98.3	1.2%	580.8	4.9%	952.3	23.7	8.1%
Ramipril	Cardiovascular	Anti-hypertensive	642.5	7.8%	760.7	6.4%	933.2	23.3	7.9%
Ciprofloxacin Hcl	Anti-infective	Anti-bacterial	778.5	9.5%	739.6	6.3%	818.3	20.4	6.9%
Olanzapine	Neurophychiatry	Schizophernia	82.5	1.0%	156.6	1.3%	721.3	18.0	6.1%
Clopidogrel	Cardiovascular	Anti-platelet agent	139.9	1.7%	384.2	3.2%	681.5	17.0	5.8%
Naproxen	Pain management	Anti-inflammatory	375.0	4.6%	408.0	3.4%	636.7	15.9	5.4%
Sertraline hydrochloride	Cardiovascular	Anti-hypertensive	494.1	6.0%	2,461.5	20.8%	600.9	15.0	5.1%
Ranitidine HCl	Gastro-intestinal	Anti-ulcerant	552.8	6.7%	523.5	4.4%	553.3	13.8	4.7%
Terbinafine HCl	Anti-infective	Anti-fungal	537.2	6.5%	483.9	4.1%	457.4	11.4	3.9%

Amlodipine besylate	Cardiovascular	Anti-hypertensive	40.9	0.5%	83.0	0.7%	403.8	10.1	3.4%
Nizatidine	Gastro-intestinal	Anti-ulcerant	160.9	2.0%	223.6	1.9%	381.0	9.5	3.2%
Montelukast	Respiratory	Anti-allergic	241.1	2.9%	285.2	2.4%	319.1	8.0	2.7%
Losartan potassium	Cardiovascular	Anti-hypertensive	172.7	2.1%	234.4	2.0%	315.8	7.9	2.7%
Ibuprofen	Pain management	Analgesic	502.3	6.1%	328.9	2.8%	304.8	7.6	2.6%
Naproxen sodium	Pain management	Anti-inflammatory	380.4	4.6%	521.2	4.4%	268.1	6.7	2.3%

(1)	Refers to our revenues from key API sales expressed as a percentage of our total API revenues.
Sales, Marketing and Distribution
     Emerging Markets. India is an important emerging market, contributing 19.9% to the segment’s revenues in fiscal 2008. In India, we market our active pharmaceutical ingredients to Indian and multinational companies who are also our competitors in our formulations segment.
     In India, our top six products are ciprofloxacin, ranitidine, clopidogrel, ramipril, losartan potassium and fexofenadine. The market in India is highly competitive with severe pricing pressure and competition from cheaper Chinese imports in several products.
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

     Our sales to other emerging markets were Rs.4,357.8 million for fiscal 2008. Our other key emerging markets include Israel, Turkey, South Korea, Mexico, Brazil, Bangladesh, Hong Kong, Argentina, Jordan, China, Saudi Arabia, Poland, Indonesia, Egypt, Pakistan, Japan, Thailand, Peru and Chile. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our strategy is to build relationships with top customers in each of these markets and partner with them in product launches by providing timely technical and analytical support.
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
     We filed 54 Drug Master Files (“DMF”) in fiscal 2008: 23 were filed in the United States, nine in Canada, 13 in Europe and nine in other countries. With these filings, we have filed a total of 127 U.S. DMFs through March 31, 2008. Including the U.S. filings, as of March 31, 2008 we have filed a total of 281DMFs worldwide: 49 filings in Canada, 64 filings in Europe and 41 filings in other countries. For most of these, we are either already supplying commercial quantities or development quantities of API to various generic formulators.
Manufacturing and Raw Materials
     We have seven facilities for the manufacture of our APIs. Six of these facilities have been inspected by the U.S. FDA and follow cGMP. All of these facilities are situated in the state of Andhra Pradesh, India. Six of these facilities have ISO 9001 certification, which is valid until December 5, 2009, at which time we will be reinspected. With over 650 reactors of different sizes offering 2.3 million litres of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. Our formulations and generics businesses source approximately 70.4% and 70.9%, respectively, of their API purchases from our active pharmaceutical ingredients and intermediates segment. We also outsource the manufacturing of some of our APIs to third-party manufacturers. The active pharmaceutical ingredients and intermediates segment also sources several APIs from third party suppliers for the emerging markets to optimally utilize the in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During fiscal 2008, 5.0% of our total revenues resulted from sale of APIs procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.
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
     During fiscal 2008, the competitive environment for the API industry underwent significant changes. These changes included increasing consolidation in the global generics industry and vertical integration of some key generic pharmaceutical companies.
     As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Hetero Drugs Limited, Divi’s Laboratories Limited, Shasun Chemicals and Drugs Limited, Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Matrix Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.
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
     Our generics operations started in the second half of fiscal 2001. This segment accounted for 35.6% of our total revenues for fiscal 2008, contributing Rs.17,781.5 million. In fiscal 2008, revenues in this segment were Rs.9,714.9 million from sales in Europe, Rs.8,024.3 million from sales in North America and Rs.42.3 million from sales in the rest of the world.

The following table sets forth the sales of our principal generics finished dosages for fiscal 2006, 2007 and 2008, respectively.

			Fiscal Year Ended March 31,
			2006			2007			2008
	Therapeutic	Therapeutic	Revenues		%	Revenues		%	Revenues		Revenues		%
Region / Product	Category	Sub-Category	(Rs. millions)		Total(1)(2)	(Rs. millions)		Total(1)	(Rs. millions)		(U.S.$ millions)		Total(1)
North America
Fluoxetine capsules	Central nervous system	Anti-psychotic	Rs.	373.8	9.2%	Rs.	249.8	0.8%	Rs.	363.3	U.S.$	9.1	2.0%
Ibuprofen tablets	Pain management	Analgesic		235.1	5.8		86.1	0.3		22.0		0.6	0.1
Ranitidine tablets	Gastro-intestinal	Anti-ulcerant		225.9	5.6		206.0	0.6		206.3		5.2	1.2
Famotidine tablets	Gastro-intestinal	Anti-ulcerant		156.1	3.8		172.1	0.5		99.9		2.5	0.6
Citalopram tablets	Central nervous system	Anti-psychotic		143.4	3.5		289.9	0.9		365.6		9.1	2.1
Ciproflaxacin tablets	Anti-infective	Anti-bacterial		135.3	3.3		259.5	0.8		242.1		6.0	1.4
Tizanidine tablets	Spasticity	Muscle relaxant		62.8	1.5		108.7	0.3		89.5		2.2	0.5
Ranitidine capsules	Alimentary tract	Stomach ulcer		27.9	0.7		36.1	0.1		21.8		0.5	0.1
Simvastatin AG	Cardiovascular	Cholesterol regulator		—	—		13,899.4	41.8		253.7		6.3	3.5
Ondansetron	Gastro-intestinal	Antiemetic antinausient solids		—	—		2,890.1	8.7		480.1		12.0	2.7
Fexofinadine	Respiratory	Antihistamine systemic		—	—		2,429.3	7.3		2,181.9		54.5	12.3
Finasteride AG	Urology	Benign prostate hyperlesian		—	—		1,913.6	5.8		1,720.9		43.0	9.7
Pravastatin	Cardiovascular	Statins		—	—		158.2	0.5		174.8		4.4	1.0
Simvastatin	Cardiovascular	Cholesterol regulator		—	—		164.3	0.5		729.9		18.2	4.1
Carvedilol	Cardiovascular	Cholesterol regulator		—	—		—	—		111.7		2.8	0.6
Finasteride	Urology	Benign prostate hyperlesian		—	—		—	—		91.8		2.3	0.5
Omeprazole	Gastro-intestinal	Anti-ulcerant		—	—		—	—		90.2		2.3	0.5

Total				1,360.3	33.5		22,863.1	68.8		7,245.4		181.0	43.4

Europe
Simvastatin	Cardiovascular	Cholestrol regulator		119.0	2.9		1,370.6	4.1		1,265.4		31.6	7.1.3
Omeprazole	Gastro- Intestinal	Anti-ulcerant		786.3	19.4		976.6	2.9		899.8		22.5	5.1.1
Alendronate	Women’s health	Bone calcium regulator		21.5	0.5		676.2	2.0		465.3		11.6	2.6.7
Amlodipine	Cardiovascular	Anti-hypertensive		371.5	9.2		525.1	1.6		531.7		13.3	3.0.0
Oxycodon	Central Nervous System	Narcotic Analgesic								362.8		9.1	2.0.1

Total			Rs.	1,298.3	32.0%	Rs.	3,548.5	10.7%	Rs.	3,525.0	U.S.$	88.1	19.8.1

(1)	Refers to our revenues from generics sales in the applicable region expressed as a percentage of our total revenues from generics sales throughout the world.

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
     Through the coordinated efforts of our teams in the United States, Europe and India, we constantly seek to expand our pipeline of generic products. In fiscal 2008, we filed 19 ANDAs including 10 Paragraph IV filings with the U.S. FDA. In fiscal 2008, the U.S. FDA granted 13 final ANDA approvals and seven tentative approvals. In addition, in fiscal 2008, we filed nine Marketing Authorization Applications (“MAAs”) in Europe. During the fiscal 2008, we received seven product approvals in the United Kingdom, one in Italy and one in Spain. In addition, we obtained 54 marketing authorizations in Germany for products in varying dosage strengths.
     During fiscal 2005, we entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of generic drug products for the U.S. markets. The agreement gives I-VEN the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”). Under this agreement, we received Rs.985.4 million in March 2005 which were applied, in part to our research and development costs for the fiscal years 2005, 2006 and 2007. During fiscal 2007, we signed an amendment to the agreement with I-VEN to reflect a change in the product portfolio and the royalty rate.
Sales, Marketing and Distribution Network
     North America. Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in the United States, is engaged in the marketing of our generic products in North America. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. During fiscal 2008, we launched carvedilol tablets, meprobamate tablets, omeprazole, finasteride, ceterizine OTC, ranitidine OTC, zolpidem tablets, terbinafine and ciprofloxacin ER tablets. Key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations and pharmacy buying groups.
     In January 2006, we entered into an agreement with Merck & Co., Inc. allowing us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covered by these products, provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006, respectively. After expiration of the period of exclusivity, we continue to distribute and sell these products, and in fiscal 2008 we earned revenue of Rs 1,974.6 million from sales of these products.
     On March 13, 2006, we acquired trademark rights to three off-patent products, along with all the physical inventories of the products, from PDL Biopharma, Inc (“PDL”) for a total consideration of Rs.122.7 million. PDL was a company focused on the development and commercialization of novel therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a result of the acquisition, we acquired an opportunity to sell these products using their existing brand names through our generics sales and marketing network. In the twelve months ended March 31, 2008, we earned revenue of Rs.151 million from sales of these products.
     In 2001, we entered into a profit sharing marketing alliance with Par Pharmaceuticals, Inc. to market certain prescription generic formulations, none of which are over-the-counter products. As of March 31, 2008, we marketed six generic products through Par Pharmaceuticals, Inc.

     We formerly marketed generic versions of famotidine (Pepcid®) tablets, ranitidine (Zantac®) tablets and naproxen sodium (Aleve®) tablets/caplets, through Leiner Health Products, LLC (“Leiner”). In 2002, we entered into a 15-year exclusive agreement with Leiner to market these and additional OTC products in the United States pursuant to which we launched our first new OTC product under this agreement, ibuprofen/pseudoephedrine, during fiscal 2007. However, we terminated our OTC product agreements with Leiner on April 18, 2007. This action was taken by us after receiving notice that, on March 16, 2007, Leiner had been served with a list of inspection observations on a Form 483 from the U.S. FDA and, in response thereto, on March 20, 2007, had suspended all of its packaging, production and distribution of over-the-counter products manufactured, packaged or tested at its facilities in the United States. Under terms of the agreement, we had provided Leiner with supplies of API to produce OTC products as well as finished dosage tablets with the rights to market certain of our OTC products under development. In fiscal 2008, we launched our own OTC products division and successfully introduced ranitidine 150mg OTC in September 2007 and cetirizine 10mg OTC in January 2008.
     During fiscal 2008, we have also initiated the supply to U.S. governmental agencies of veteran affairs and department of defense. As a result of this, we have become an authorized supplier to the U.S. government. The first product to be supplied is finasteride 5 mg.
     In Canada, in fiscal 2002, we entered into a profit sharing arrangement with Cobalt Pharmaceuticals Inc. and Pharmascience Inc. to market certain of our generic products.
     United Kingdom. Dr. Reddy’s Laboratories (U.K.) Limited, which we acquired in fiscal 2003, is engaged in the marketing of our generic products in the United Kingdom and other European Union countries. We currently market approximately 26 generic products representing over 87 dosage strengths. New product launches in fiscal 2008 included the generic versions of finasteride and risperidone. We also seek to expand our presence to the other European countries either directly or through strategic alliances.
     Germany. In March 2006, we acquired 100% of beta Holding GmbH (“betapharm”) from 3i Group plc, a European private equity house. This acquisition allowed us to enter the German generics market. During fiscal 2008, the German pharmaceutical market underwent a significant change. The new healthcare reform (the Statutory Health Insurance — Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“GKV – WSG”) (an act to strengthen the competition in public health insurance) which was effective as of April 1, 2007, has significantly increased the power of insurance companies and statutory health insurance funds (“SHI funds”) to influence dispensing of medicines. Pursuant to the new law, pharmaceutical products covered by rebate contracts with insurance companies have to be prescribed by physicians and dispensed by pharmacies. This has increased the power of insurance funds. As a result, several SHIs have entered into rebate contracts with pharmaceutical companies, which has caused pressure on margins. Allgemeinen Ortsrankenkassen (“AOK”) one of the largest SHI funds with 18.2 million members and a further 7 million dependents ,covering around 40% of the market, sought tender from pharmaceutical companies. However due to legal issues the tender has been cancelled. Regardless of the legal dispute, AOK has been able to sign the binding contracts for approximately 23 products with several companies for next two years.
     betapharm has been a pioneer in partnering with SHI funds since 2005 and has a large number of contracts with major SHI funds. Traditionally these contracts had the elements of basic rebate and incremental rebates on additional prescriptions generated through these SHI funds. Since the new healthcare reforms, the SHI funds have been aggressive in negotiating rebates for their contracts. Consequently in the recent months they have negotiated higher discounts.
     Through our national German sales force, we sell a broad and diversified range of generic pharmaceutical products, under the “beta” brand. The sales force targets primary care physicians and pharmacists and the key account management team targets insurance companies, various doctors and pharmacist associations. These efforts are supported by a direct marketing team and an active public relations program. Value-added services provided by the beta institut gemeinnützige GmbH, also known as the beta Institute for Sociomedical Research, are fully integrated into the sales and marketing effort and provide a unique differentiation point for our sales calls. The beta Institute for Sociomedical Research is a non-profit organization engaged in research and development in order to seek means of improving the healthcare process in ways which promote the psychological welfare of patients.
     Our sales force promotes products to physicians and pharmacies by emphasizing product-specific factors, contracts with insurance companies, promoting our reputation and other promotional and customer relationship activities.
     With the abovementioned discount contracts being effective, the long term changes in the structural framework conditions are ongoing. betapharm is in the process of a comprehensive restructuring of sales force. Negotiations have been recently concluded with Works Council of betapharm for implementation of social plan, which is aimed at reduction and re-organization of sale force to evolve a sustainable sales force structure to adapt to the current market situation.

Manufacturing and Raw Materials
     As with formulations, generics are packaged in individual doses for consumption by the patient. In fiscal 2008, our generics segment procured 70.9% of its API requirements from our active pharmaceutical ingredients and intermediates segment.
     For a majority of the products we sell in the United States and the United Kingdom, we manufacture our finished products at our plant in Bachupally, Andhra Pradesh, India. The facility in Andhra Pradesh, India is designed for the manufacture of tablets and hard gelatin capsules. We are also dependent on third parties for the supply of the inactive pharmaceutical ingredients used in our products.
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
     Our facility in the United Kingdom is located at Beverley. This facility is designed for the packaging and warehousing of pharmaceutical products in a variety of dosage forms, including tablets, capsules, liquids and creams. The facility holds all relevant licenses and authorizations required to conduct all necessary activities, including the supply of materials for use in clinical studies. In addition, the quality systems for ensuring product quality planning and control are ISO 9000 accredited. We closed our other U.K. facility, which had been located at Battersea, in fiscal 2007. We transferred the manufacturing of most of the products manufactured at the Battersea facility to our facilities in India.
     We have completed the expansion of our facility at Bachupally, Andhra Pradesh to manufacture tablets and capsules. We are in the process of expanding the manufacture and packing of pellet formulations. We have also established a facility to manufacture oral solid and injectable forms of cyto-toxic and hormonal formulations at a Special Economic Zone located in Visakhapatnam, India. After the commercialization of these products, the facility will cater to the requirements of our key markets for the concerned products.
     In Germany, manufacturing of betapharm’s products is now partly through our facilities in Bachupally India and also outsourced to third party manufacturers. As of March 31, 2008, we have shifted manufacturing of nine key product groups to India. In fiscal 2009, we intend to continue such shifting of manufacturing of betapharm products to our facilities in India. The logistics services for storage and distribution in Germany is outsourced to a third party service provider.
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
     In Germany, the companies with the largest generics market shares are losing their generics market shares to companies having rebate contracts with SHI funds. The top five generics companies (including their subsidiaries) in Germany hold an aggregate market share of approximately 52.3%, according to Insight Health’s NPI-Gx (Sales March 2008) report. Our key competitors within the German generics market include Sandoz (including its Hexal, Sandoz and 1A Pharma subsidiaries), a division of Novartis Pharma A.G., Ratiopharm GmbH and Stada Arzneimittel AG (including its Stada and Aliud subsidiaries).
     With the discount contracts with SHI funds becoming effective, long term structural changes are ongoing in the German market. Some companies have decided to cut their sales force to reduce fixed costs; others still believe that sales representatives remain a useful differentiating factor in this fiercely competitive environment.
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
     All pharmaceutical companies that manufacture and market products in Germany are subject to the rules and regulations defined by the German drug regulator, the Bundesinstitut für Arzneimittel und Medizinprodukte (“BfArM”) and the Federal Drug Authorities. All the licensed facilities of pharmaceutical companies in Germany are periodically inspected by the Federal Drug Authorities, which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility.
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
     In Germany, the government is currently focused on reducing health care spending. During fiscal 2007, the German government passed the Economic Optimization of Pharmaceutical Care Act (“Arzneimittelversorgungs-Wirtschaftlichkeisgestz” or “AVWG”) which became effective as of May 1, 2006, which is designed to contain increased pharmaceutical costs. The AVWG’s provisions include, among other things: prohibitions on the provision of free goods to health professionals (including wholesalers, pharmacists, medical institutions, physicians etc.); limitations on the payment of rebates to wholesalers and pharmacists; prohibitions on price increases for medicinal products prior to March 31, 2008; implementation of additional mandatory rebates of 10% if pharmaceutical prices are not 30% below the reference prices as published by the Federal Associations of Healthcare Insurance funds; and empowering the statutory health insurance funds to waive copayments by patients. Due to the AVWG, insurance companies operating in Germany have the power to influence prices, and they have done so by releasing several products from co-payment.
     Further, the government passed a new healthcare reform, the Statutory Health Insurance - Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“WSG”), which became effective as of April 1, 2007. Highlights of this new act are:
•	private insurance funds cannot refuse to provide health insurance to anyone who is without private health insurance coverage or who wants to switch from the public system; for these patients, private insurance funds need to offer basic rates in the future;

•	insurance funds are encouraged to enter into contracts with doctors, pharmacies and the pharmaceutical industry designed to lower the costs for the supply of patients with medicinal products (e.g., rebate agreements with the pharmaceutical industry and pharmacists) and integrating different fields of care to lower medical treatment costs.;

•	insurance funds can cause drugs that are covered by rebate contracts with the pharmaceutical industry to be exempt from co-payments by patients;

•	in filling prescriptions, pharmacists are required to give preference to drugs subject to rebates, unless the physician has explicitly excluded replacement of the prescribed drug;

•	rebated medicinal products might, depending on individual agreements with physicians, be exempted from individual prescribing limits of the physicians (in Germany, physicians are given prescribing limits by insurance funds based on their number of patients, and if those limits are exceeded, the physicians can be penalized);

•	patients included in integrated care routes (see above) shall preferably receive rebated medicinal products; and

•	in making decisions pertaining to the prescription of drugs or filling of prescriptions, drugs will be evaluated not only from a benefit perspective but also from a cost perspective.
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
     Our research laboratories are based in Hyderabad, India and Atlanta, Georgia, U.S. As of March 31, 2008, we employed a total of 198 scientists, including approximately 40 scientists who held Ph.D. degrees. We pursue an integrated research strategy with our laboratories in the United States focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules followed by selection and optimization of lead molecules and further clinical development of those optimized leads at our laboratories in India. By establishing a research facility in the United States, we have better access to research scientists in the United States, enhancing our screening abilities for new molecular targets and access to high technology platforms.
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
     In September 2005, we entered into a co-development and commercialization agreement with Denmark based Rheoscience A/S for the joint development and commercialization of Balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes. Under the terms of the agreement, Rheoscience will fund all the costs associated with the Phase III clinical trials of DRF 2593 and we will pay Rheoscience a pre-determined amount towards its share of the development costs. Rheoscience has exclusive marketing rights in the European Union and China, and we have exclusive marketing rights in the rest of the world. Rheoscience is obligated to obtain all necessary regulatory approvals on our behalf in the United States. Upon receiving final approval from the U.S. FDA, we are obligated to make a pre-determined milestone payment to Rheoscience. The agreement is valid for a period of ten years from the date of commercialization. Under the terms of the agreement, if either party chooses to commercialize the product without the other, then the other party will be entitled to a milestone-based royalty on sales. However, if the parties choose to commercialize the product through a third party, then each of the parties is entitled to share a pre-determined percentage of the net proceeds of commercialization received. We also retain the right to supply clinical development and commercial quantities of the requisite active pharmaceutical ingredients on arms-length basis to the party that commercializes DRF 2593. DRF 2593 commenced Phase III clinical trials in August 2007, with such clinical trials scheduled to continue until middle of fiscal 2011.

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
     Perlecan Pharma has certain development rights with respect to additional NCE assets that we discover and we have certain commercialization rights with respect to products that Perlecan Pharma develops. In addition, as part of this arrangement, we transferred all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma. As a result, we own approximately 14.31% of the equity of Perlecan Pharma and we have the right to designate three out of seven directors on the board of Perlecan Pharma. In addition, Perlecan Pharma has issued warrants to us to purchase 45,000,000 equity shares of Perlecan Pharma, the exercise of which is contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then we will own approximately 62.5% of the equity shares of Perlecan Pharma. During fiscal 2007, Perlecan Pharma discontinued the development of DRL 11605. Perlecan Pharma is exploring out-licensing opportunities for DRF 10945 instead of developing it within Perlecan Pharma. Development of the remaining two molecules, RUS 3108 and DRL 16536, has been discontinued within Perlecan Pharma and back-up molecules are being researched.
     In September 2006, we entered into an agreement with ClinTec International for the joint development of an anti-cancer compound, DRF 1042, belonging to the topoisomerase inhibitors class of compounds for use as potential treatment of various types of cancer. We have completed Phase I clinical trials for DRF 1042 in India. Under the terms of the agreement, we and ClinTec International will co-develop DRF 1042, undertaking Phase II and Phase III clinical trials, with the aim of securing U.S. FDA and EMEA approvals. ClinTec International is granted the commercialization rights for most of Europe, including major European markets, and we retain the commercialization rights for the rest of the world, including the United States. Upon commercialization of the product, we will receive a royalty on sales by ClinTec International in its designated territories and ClinTec International will receive a royalty on sales by us in the United States. In the event either party out-licenses the drug product, the proceeds from such an arrangement will be shared by both the parties in a pre-determined ratio (excluding the proceeds from out-licenses of the drug product to our territories outside the United States). We will also retain the exclusive, worldwide rights to supply commercial quantities of the drug product. During fiscal 2008, preclinical studies were carried out to confirm that the molecule was ready to begin Phase II clinical trial studies for solid tumors.
     As part of our research program, we pursue collaborations with leading institutions and laboratories all over the world. We enter into these collaborations to utilize the expertise and facilities these institutions and laboratories provide. We have collaborated with the National Cancer Institute in Maryland, which is a part of the United States National Institutes of Health. In February 2006, we entered into an agreement with Argenta Discovery Limited (“Argenta”) for the joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease (“COPD”). Under the terms of the agreement, the parties agreed to collaborate to identify clinical candidates from a certain class of our compounds for use as potential treatments for COPD. Both parties agreed to jointly develop the selected candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). Upon successful completion of a Phase IIa trial, the parties may either license-out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. We and Argenta have agreed to fund the joint collaboration up to proof-of-concept and share the development expenses equally and profits at a predetermined ratio. DRF 2546 was identified as candidate that could be developed for COPD, and Good Laboratory Practices toxicity studies are ongoing for this molecule.
     In March 2008, we entered into an agreement with 7TM Pharma for drug discovery collaboration on selected drug targets. We will collaborate with 7TM Pharma to identify clinical candidates for pre-selected targets and will jointly develop these candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). Upon successful completion of a Phase IIa trial, the parties may either license out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. Denmark based 7TM Pharma is a biotech company focusing on discovery and development of new drugs targeting 7TM receptors. 7TM Pharma’s primary therapeutic area is metabolic diseases, including obesity, Type 2 diabetes and cardiovascular diseases.

     Our investments into research and development of NCEs have been consistently focused towards developing promising therapeutics. In fiscal 2006, 2007 and 2008, we spent Rs.814.5 million, Rs.774.6 million and Rs.901.1, respectively, towards drug discovery activities. In fiscal 2006, 2007 and 2008, we received Rs.0, Rs.136.8 million and Rs.39.2 million in revenues, respectively, from our drug discovery segment activities.
     The compounds currently under development in our pipeline include:

Compound	Therapeutic Area	Status	Development partner	Remarks
DRF 2593	Metabolic disorders	Phase III	Rheoscience	In Phase III clinical testing for type 2 diabetes

DRF 1042	Oncology	Phase I	ClinTec	Scheduled to enter Phase II clinical testing for solid tumors

COPD	Respiratory disorders	Pre-clinical Development	Argenta	Targeted for Chronic Obstructive Pulmonary Disease
     Patents. The status of our patents filed and issued as of March 31, 2008 is summarized below:

Category	USPTO(1)	USPTO(1)	PCT(2)	India	India
	(Filed)	(Granted)	(Filed)	(Filed)	(Granted)
Anti-diabetic	74	44	60	116	38
Anti-cancer	17	8	14	45	14
Anti-bacterial	7	5	8	21	3
Anti-inflammation/Cardiovascular	34	12	18	15	1
Anti-ulcerant	1	1	—	1
Miscellaneous	4	1	3	23	8
TOTAL	137	71	103	221	64

(1)	“USPTO” means the United States Patent and Trademark Office.

(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.
     Stages of Testing Development. The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:

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
Government regulations
     Virtually all pharmaceutical and biologics products that we or our collaborative partners develop will require regulatory approval by governmental agencies prior to commercialization. The nature and extent to which these regulations apply varies depending on the nature of the products and also vary from country to country. In particular, human pharmaceutical products are subject to rigorous pre-clinical and clinical testing and other approval procedures by the relevant regulatory agency. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.
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
Custom Pharmaceutical Services
     Our Custom Pharmaceutical Services (“CPS”) segment markets process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies. This segment accounted for 9.6% of our total revenues for fiscal 2008, contributing Rs.4,817.6 million.
     The CPS segment was established in 2001 to leverage our strength in process chemistry to serve the niche segment of the pharmaceutical and fine chemicals industry. Over the years, our CPS business strategy has evolved to focus on the marketing of process development and manufacturing services. The objective of our CPS segment is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to take their innovations to the market speedily and more efficiently. The focus is to leverage our skills in process development, analytical development, formulation development and cGMP manufacture to serve various needs of innovator pharmaceutical companies. We have positioned our CPS segment to be the partner of choice for large and emerging innovator companies across the globe, with service offerings spanning the entire value chain of pharmaceutical services.
Sales, Marketing and Distribution Network.
     We have focused business development teams dedicated to our key geographies of North America, the European Union and Asia Pacific targeting large and emerging innovator companies to build long-term business relationships focused on catering to their outsourcing needs.
Manufacturing and Materials
     Our CPS segment has well-resourced synthetic organic chemistry laboratories, analytical laboratories and kilo laboratories at our technology development centers at Miyapur and Jeedimetla in Hyderabad. We have added a new crystallisation laboratory which enhances our technical capability to study finishing stages of API manufacturing and process safety. Our chemists and engineers understand cGMP manufacturing and regulatory requirements for synthesis, manufacture and formulation of an NCE from pre-clinical stage to commercialization. With our increased focus on formulation development services, we now have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. Larger quantities of APIs and intermediates are sourced internally from our API segment in India and from our plant in Mexico, which we acquired from Roche during fiscal 2006. In addition to manufacturing the active pharmaceutical ingredients naproxen and naproxen sodium and a range of intermediates, the Mexico facility synthesizes steroids for use in pharmaceutical and veterinary products. During fiscal 2008, in the first half, our Mexico business faced raw material constraints and as a result, we were not able to fully service the customer requirements. To address this, a manufacturing facility has been commissioned in India to supply the key ingredients.
     Our CPS segment is uniquely positioned in the market where it utilizes assets (both in terms of its physical assets and know-how) of a vertically integrated pharmaceutical company and combines this with the service model built in the last few years.

Competition
     Globally, the pharmaceutical manufacturing services industry is estimated to generate sales of U.S.$45 billion and is set to grow to sales of U.S.$70 billion by 2010. Contract manufacturing is a significant opportunity for Indian pharmaceutical companies based on their low-cost manufacturing infrastructure. Key competitors in India include Torrent Pharmaceuticals Limited, Shasun Chemicals & Drugs Limited, Divis’s Laboratories Limited, Matrix Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited, Syngene Limited, Jubilant Organosys Limited and Nicholas Piramal India Limited. Key competitors from outside India include Lonza Group Limited, Koninklijke DSM N.V., Albany Molecular Research, Inc., Patheon, Inc. and Cardinal Health, Inc. Our CPS segment distinguishes itself from its key competitors by offering a wider range of services spanning the entire pharmaceutical value chain.
     Growth in contract manufacturing is likely to be driven by increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics. India is emerging as an alliance and outsourcing destination of choice for global pharmaceutical companies. Companies such as Roche, Bayer, Aventis, Novartis, Eli Lilly and GlaxoSmithKline are all executing plans to make India the regional hub for API and supply of bulk drugs.
Government Regulations
The regulations applicable to our CPS segment are similar to those as discussed in our formulations, API and generics segments.
4.C. Organizational structure
     Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2008:

		Percentage of Direct/
	Country of	Indirect Ownership
Name of Subsidiary	Incorporation	Interest
DRL Investments Limited	India	100%
Reddy Pharmaceuticals Hong Kong Limited	Hong Kong	100%
OOO JV Reddy Biomed Limited	Russia	100%
Reddy Antilles N.V.	Netherlands	100%
Reddy Netherlands B.V.	Netherlands	100%(1)
Reddy US Therapeutics, Inc.	U.S.A.	100%(1)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100%
Dr. Reddy’s Farmaceutica do Brasil Ltda	Brazil	100%
Cheminor Investments Limited	India	100%
Aurigene Discovery Technologies Limited	India	100%
Aurigene Discovery Technologies, Inc.	U.S.A.	100%(3)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33%(4)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%
Dr. Reddy’s Laboratories (U.K.) Limited	United Kingdom	100%(5)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	60%
Reddy Cheminor S.A.	France	100%(2)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
Dr. Reddy’s Bio-sciences Limited	India	100%
Promius Pharma LLC (earlier Reddy Pharmaceuticals, LLC).	U.S.A.	100%(6)
Trigenesis Therapeutics, Inc.	U.S.A.	100%
Industrias Quimicas Falcon de Mexico, SA de CV	Mexico	100%
Reddy Holding GmbH	Germany	100%(7)
Lacock Holdings Limited	Cyprus	100%
betapharm Arzneimittel GmbH	Germany	100%(8)
beta Healthcare Solutions GmbH	Germany	100%(8)
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	Germany	100%(8)

		Percentage of Direct/
	Country of	Indirect Ownership
Name of Subsidiary	Incorporation	Interest
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia SPA	Italy	100%(7)
Dr. Reddy’s Laboratories (Australia) Pty Ltd.	Australia	70%
Dr. Reddy’s Laboratories SA	Switzerland	100%
Eurobridge Consulting B.V.	Netherlands	100%(1)
OOO DRS Limited	Russia	100%(9)
Aurigene Discovery Technologies(Malaysia) Sdn, Bhd	Malaysia	100%(3)
Affordable Healthcare Limited	New Zealand	100%(10)
Macred India Private Limited	India	100%
Dr. Reddy’s Laboratories Ilac Ticaret Limited	Turkey	100%

(1)	Indirectly owned through Reddy Antilles N.V.

(2)	Subsidiary under liquidation.

(3)	Indirectly owned through Aurigene Discovery Technologies Limited.

(4)	Kunshan Rotam Reddy is a subsidiary as we hold a 51.33% stake; however, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.

(7)	Indirectly owned through Lacock Holdings Limited.

(8)	Indirectly owned through Reddy Holding GmbH.

(9)	Indirectly owned through Eurobridge Consulting B.V.

(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
4.D. Property, plants and equipment
     The following table sets forth current information relating to our principal facilities:

	Approximate	Built up		Installed	Actual
Location	Area	Area	Certification	Capacity	Production
	(Square feet)	(Square feet)
Formulations				3,440 (6)(7)	4,062 (6)
Bollaram, Andhra Pradesh, India	217,729	103,894	(1)
Bachupally, Andhra Pradesh, India	1,306,372	357,909	(2)
Yanam, Pondicherry, India	457,000	26,226	None
Baddi, Himachal Pradesh, India	765,542	247,028	None
Bachupally, Andhra Pradesh, India	798,982	132,436	(1)	13,852 (9)	3,697 (9)

Active Pharmaceutical Ingredients & Intermediates				3,901 (8)	3,453 (8)
Bollaram, Andhra Pradesh, India	734,013	191,558	U.S. FDA and EuGMP
Bollaram, Andhra Pradesh, India	648,173	286,193	U.S. FDA and EuGMP
Bollaram, Andhra Pradesh, India	285,235	210,630	U.S. FDA and EuGMP
Jeedimetla, Andhra Pradesh, India	228,033	101,474	U.S. FDA and EuGMP
Miryalaguda, Andhra Pradesh, India	2,787,840	409,553	U.S. FDA and EuGMP
Pydibheemavaram, Andhra Pradesh, India	8,523,466	905,612	U.S. FDA and EuGMP
Pydibheemavaram, Andhra Pradesh, India (4)	737,134	53,854

Generics
Bachupally, Andhra Pradesh, India (4)	783,823	328,644	(3)	9,200 (6)	3,591 (6)
Beverley, East Yorkshire, United Kingdom	81,000	32,500	U.K. Medicine Control Agency, ISO 9001: 2000

Drug Discovery(10)
Miyapur, Andhra Pradesh, India	576,941	234,591	None
Georgia, United States (5)	24,733	24,733	None

	Approximate	Built up		Installed	Actual
Location	Area	Area	Certification	Capacity	Production
	(Square feet)	(Square feet)
Custom Pharmaceutical Services				3,428 (9)(11)	1,978 (9)(11)
Miyapur, Andhra Pradesh, India	113,211	85,767	None
Jeedimetla, Andhra Pradesh, India	68,825	16,597	None
Cuernavaca, Mexico	2,774,378	1,345,488	U.S.FDA,TGA (Australia), TKMA(Denmark), PDMA, MHLW(Japan),SSA (Mexico)

(1)	Ministry of Health, Sudan; Ministry of Health, Uganda; ANVISA, Brazil; National Medicines Agency, Romania; Ministry of Health, Ukraine; GCC group of countries.

(2)	Medicine Control Council, Republic of South Africa; The State Company for Marketing Drugs and Medical Appliances, Ministry of Health, Iraq; Sultanate of Oman, Ministry of Health, Muscat; Ministry of Health, Sudan; Ministry of Health, State of Bahrain; State Pharmaceutical Inspection, Republic of Latvia; Pharmaceutical and Herbal Medicines, Registration and Control Administrations, Ministry of Health, Kuwait; National Medicines Agency, Romania; Ministry of Health, Ukraine; Ministry of Health, Indonesia; Health Authorities, Nigeria; Ministry of Health, Kirgystan; WHO, GMP; ANVISA, Brazil; Medicines and Health Care Products Regulatory Agencies (“MHRA”), U.K.

(3)	U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Ministry of Health, UAE; Medicines Control Council, South Africa; ANVISA, Brazil; National Medicines Agency, Romania; Environmental Management System ISO 14001; Occupational Health and Safety Management System — OHSAS 18001; Quality Management System-ISO 9001:2000.

(4)	100% Export Oriented Units. However the income tax benefits under the Indian Income tax Act were exhausted as of the end of fiscal 2008 for our Generics facility at Bachupally.

(5)	Leased facilities.

(6)	Million units.

(7)	On a single shift basis.

(8)	Tonnes.

(9)	Grams.

(10)	Laboratories only.

(11)	Mexico only.
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
     Our facility for the manufacture of formulations at Baddi, Himachal Pradesh, India was completed in April 2006. This project was initiated to take advantage of certain financial benefits, which include exemption from income tax and excise duty for a specified period, offered by the government of India to encourage industrial growth in the state of Himachal Pradesh, India. Global Distribution Centre (“GDC”) is constructed at Bachupally, Hyderabad, Andhra Pradesh, India, which we put in service during fiscal 2008. An Integrated Product Development (“IPD”) facility has been constructed at Bachupally, Hyderabad, Andhra Pradesh, India and commenced its operations in fiscal 2008.
     An expansion project in our Generics plant at Bachupally, Hyderabad, Andhra Pradesh, India was completed in fiscal 2008, which helped to increase the production capacity to manage high demand periods.
     We have completed construction of a facility at Special Economic Zone at Visakhapatnam, Andhra Pradesh, India for manufacture of oral and injectible cytotoxic finished dosages for Generics segment. We are in the process of obtaining certification for this facility from the U.S. FDA. During the initial visit to our facility, the U.S. FDA inspectors have given us a Notice in Form 483 for certain deficiencies. This is a part of the regular pre-ANDA approval inspection that the U.S. FDA conducts for all potential U.S. ANDA filers and pursuant to which the entire manufacturing site is audited. We have promptly responded to this Notice and expect to receive approval for the facility after completion of the U.S. FDA review. Subject to receipt of the approval, commercial production is expected to be initiated in fiscal 2009.
     We are in the process of setting up a plant in a Special Economic Zone in Medak District, Andhra Pradesh. Preliminary steps for this are already taken.
     We are also in the process of establishing a plant in a Special Economic Zone in Andhra Pradesh, India for the manufacture of APIs.
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
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     We are an emerging global pharmaceutical company with proven research capabilities. We derive our revenues from the sale of finished dosage forms, active pharmaceutical ingredients and intermediates, with a focus on India, the United States, Europe and Russia; from development and manufacturing services provided to innovator pharmaceutical and biotechnology companies; and from license fees from our drug discovery operations.
     As of March 31, 2008, we had the following business segments:
•	Formulations. In this segment we derive revenues from the sale of finished dosage forms, primarily in India, Russia and other emerging markets. Key drivers of profitability in this segment are the volume and price of products sold, which in turn are dependent upon the popularity of our branded products in the relevant markets. Increases in this segment in recent periods have been on account of our increased marketing efforts and expansion of our markets.
•	Active pharmaceutical ingredients and intermediates. In this segment we derive revenues from our sales to third parties of the principal ingredients for finished dosages. Our principal markets are Europe, the United States and India. Revenues in this segment are dependent upon the number of products that lose patent protection in any given period, and the price of those products, which tends to decline over time. Since these products ultimately become commoditized products, our ability to set prices is limited, while the cost of revenues generally remains stable. Thus, in any given period, different products will contribute varying amounts to our revenues and our gross profits.
•	Generics. In this segment we derive revenues from the sale of therapeutic equivalents of branded drugs, primarily in Europe and the United States. Revenues from our sale of generics are highly cyclical. In the event that we obtain 180-day exclusivity for a particular product in the United States, we generally experience significantly increased revenues for this period, particularly at the beginning of the period, with sales prices decreasing toward the end of the 180 days as other manufacturers enter the market. Cost of sales remains generally constant, however, and thus products coming off patent contribute significantly to gross margins for a limited period, tending to increase volatility in this segment. In fiscal 2007, we launched two products pursuant to an agreement for “authorized generics” in the United States, which the innovator company licensed us to distribute generic versions of their branded product and sell it in competition with the companies that have 180-day exclusivity. In these cases, while sales volumes increase significantly (again, more significantly in the early part of the 180-day period), profit-sharing agreements with the innovator company mean that gross margins are much lower than would be the case if we were distributing the product under 180-day exclusivity. Additionally, the existence of “authorized generic” arrangements by innovator companies with other manufacturers in cases where we have obtained 180-day exclusivity could adversely affect overall sales revenues during the 180-day period.

•	Drug discovery. Revenues in this segment are derived from licensing fees for new molecules that we discover. Thus, revenues are dependent upon the success of our research activities, and may vary significantly from period to period depending upon whether specified milestones in licensing agreements are reached. We did not have any significant revenues from out-licensing arrangements during fiscal 2006, 2007 and 2008. In September, 2005, we formed Perlecan Pharma Private Limited as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited and ICICI Venture Funds Management Company and contributed capital and four NCE assets to Perlecan. During fiscal 2007, Perlecan Pharma discontinued the development of DRL 11605. Perlecan Pharma is exploring out-licensing opportunities for DRF 10945 instead of developing it within Perlecan Pharma. Development of the remaining two molecules, RUS 3108 and DRL 16536, has been discontinued within Perlecan Pharma and back-up molecules are being researched.
•	Custom pharmaceutical services. In this segment we derive revenues from service fees for process development and manufacturing services provided to innovator pharmaceutical and biotechnology companies. The key driver of revenue in this segment is likely to be the increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generic products.
     Our total revenues for fiscal 2008 were Rs.50,005.6 million (U.S.$1,249.5 million). We derived 20.9% of these revenues from sales in India, 22.7% from North America, 11.1% from Russia and other countries of the former Soviet Union, 31.7% from Europe and 13.6% from other countries. Our net income for fiscal 2008 was Rs.4,678.0 million (U.S.$116.9 million).
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
     Accounting estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment and intangible assets;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for doubtful accounts receivable;

•	inventory write-downs;

•	allowances for sales returns; and

•	valuation allowance in respect of deferred tax assets.
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
     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, at an amount based on the respective employee’s last drawn salary and the years of employment with us. Liability with regard to the Gratuity Plan is determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to this plan, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a significant impact on the amount of expense recorded by us.
     We make allowance for doubtful accounts receivable, based on the present and financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.
     We write down inventory for obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.
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
     Revenue from domestic sales of formulation products is recognized on delivery of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from our factories. Revenue from export sales is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, which is based on terms of the contract. Revenue from product sales includes excise duty and is recorded net of sales tax and applicable discounts and allowances.
     Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products are transferred by us when the goods are delivered to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
     Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from our factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our subsidiaries.
     We have entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, we sell generic products to our marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to our marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are met.

Subsequently, our marketing partners remit to us an additional amount based on the sale proceeds of sales made by them to the end customer. Such amount is determined as per the terms of the marketing arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
     Revenue from sales of generic products is recognized as revenue when products are delivered and significant risks and rewards in respect of ownership of products passes on to the customer. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from us. Provision for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and average inventory holding by the wholesaler. Such provisions are disclosed as a reduction of accounts receivable.
     We account for sales returns in accordance with SFAS 48, “Revenue Recognition when Right to Return Exists” by recording an accrual based on our estimate of expected sales returns.
      We deal in various products and operate in various markets and our estimates of sales returns are determined primarily by our experience in these markets. In respect of established products, we determine an estimate of sales returns accrual primarily based on historical experience of such sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products and introductions of competitive new products, to the extent each of these factors impact on our business and our markets. We consider all of these factors and adjust the sales returns accrual to reflect our actual experience.
      With respect to new products introduced, those are either extensions of an existing line of product or in a general therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by us or our competitors. We have not yet introduced products in a new therapeutic category where the sales return experience of such products is not known. The amount of sales returns for our newly launched products do not significantly differ from sales return experience of current products marketed by us or competitors (as we understand based on industry publications). Accordingly, we do not expect sales returns for new products to be significantly different from expected sales returns of current products. We evaluate the sales returns of all of our products at the end of each reporting period and record necessary adjustments, if any. To date, no significant revision has been determined to be necessary.
          Service income
     Income from services, which primarily relates to contract research, is recognized as the related services are performed in accordance with the terms of the contract and when all the conditions under SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price or a time and material basis.
          License fees
     Non-refundable milestone payments are recognized in the consolidated statement of operations when earned, in accordance with the terms of the license agreement, and when we have no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion to the amount of each milestone earned bears to the total milestone payments agreed in the license agreement. Where the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments increase during the development period as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Accordingly, the milestone payments are a fair representation of the extent of progress made in the development of these underlying molecules. In the event the development of a molecule is discontinued, the corresponding amount of deferred revenue is recognized in the consolidated statement of operations in the period in which the project is terminated.
     We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received under these arrangements. Such deferred revenue is recognized in the consolidated statement of operations in the period in which we complete our remaining performance obligations.

     Derivative and hedge accounting
     We purchase foreign currency forward contracts/option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. We also purchases zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we recognize all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statement of operations together with the hedged item. We assess hedge effectiveness based on overall change in fair value of derivative instrument.
     Changes in fair value of derivatives not designated as hedges and the ineffective portion of the hedging instruments are recognized in the consolidated statements of operations of each period and are reported within foreign exchange gain/(loss), net under operating expenses.
     In respect of derivatives designated as hedges, we formally document all relationships between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. We also formally assess both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair value or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, we prospectively, discontinue hedge accounting with respect to that derivative.
     Stock-based compensation
     Generally, we use the Black-Scholes option pricing model to determine the fair value of each option grant. We also use the Binomial model in certain instances as further discussed below. Upon adoption of SFAS 123(R), the Company elected to continue estimating the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of Par Value Options, the expected term of an option is estimated based on the vesting term, contractual term, as well as expected exercise behavior of the employees receiving the option. With respect to Fair Market Value options, the expected term of an option is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if we use different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Fiscal Year Ended March 31,
	2006	2007	2008
Dividend yield	0.5%	0.5%	0.75%
Expected term	12-78 months	12-48 months	12-48 months
Risk free interest rates	5.7-7.5%	6.5-7.4%	7.8-8.2%

Volatility	23.4-36.9%	30.5-33.6%	28.4% – 32.7%

     At March 31, 2008, we had four equity -based employee compensation plans, which are described more fully in Section 6.E. under “Employee Stock Incentive Plans”. Our parent company and our subsidiary, Aurigene Discovery Technologies Limited, have two equity based employee compensation plans each.
     A recent amendment to the Indian tax regulations requires us to pay a Fringe Benefit Tax on exercise of employee stock options. The Fringe Benefit Tax is computed based on the fair market value of the underlying equity share on the date of vesting of an option as reduced by the amount actually paid by the employee for exercise of the options. Our obligation to pay the Fringe Benefit Tax arises only upon exercise of options and is recorded as compensation expense in the statement of operations at that time.
     With respect to the grants where we propose to recover the Fringe Benefit Tax amount from the employee, the fair value of each option has been determined using the Binomial option pricing model.
     The Binomial model includes assumptions regarding dividend yields, expected volatility, expected terms, risk free interest rates and expected Fringe Benefit Tax recovery. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Binomial model with the following assumptions:

Fiscal Year Ended
March 31, 2008
Dividend yield	—
Expected term	36-72 months
Risk free interest rates	7.42-7.47%
Volatility	57.38%
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
     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is also done directly or indirectly by us.
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

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. In assessing the likelihood of realizing of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategy in making this assessment. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of operations in the period in which such assessment is made.
     We account for uncertainty in income taxes in the financial statements in accordance with FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The accounting and disclosures of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize penalties and interest related to unrecognized tax benefits as a component of income taxes.
     Litigation
     We are involved in various patent challenges, product liability, commercial litigation and claims, governmental and/or regulatory inspections, inquiries, investigations and other legal proceedings, including patent and commercial matters that arise from time to time in the ordinary course of our business. We assess in consultation with our counsel, the need to accrue a liability for such contingencies and record a reserve when we determine that a loss related to a matter is both probable and reasonably estimable. Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events.

5.A. Operating results
Financial Data
     The following table sets forth, for the periods indicated, our consolidated net operating revenues by segment:

	Revenues for the Fiscal Year Ended March 31,
	2006	2007	2008	2008
Segment	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	U.S.$ in millions)

Formulations	10,587.6	13,086.6	15,241.1	380.8
Active pharmaceutical ingredients and intermediates	8,267.5	11,883.0	11,804.8	295.0
Generics	4,055.8	33,224.2	17,781.5	444.3
Drug discovery	—	136.8	39.2	1.0
Custom pharmaceutical services	1,326.8	6,599.8	4,817.6	120.4
Others	29.3	164.7	321.4	8.0

Total revenues	24,267.0	65,095.1	50,005.6	1,249.5

The following table sets forth, for the periods indicated, our gross profit by segment:

	Gross Profit for the Fiscal Year Ended March 31,
	2006	2007	2008	2008
Segment	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	U.S.$ in millions)

Formulations	7,297.0	9,163.1	11,202.1	279.9
Active pharmaceutical ingredients and intermediates	2,321.4	4,640.7	3,979.5	99.4
Generics	1,887.0	15,125.6	8,470.4	211.7
Drug discovery	—	15.3	3.1	0.1
Custom pharmaceutical services	327.4	1,937.2	1,665.5	41.6
Others	16.8	(6.3)	87.4	2.2

Total revenues	11,849.6	30,875.6	25,408.0	634.9

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales			Percentage
	Fiscal Year Ended March 31,			Increase/(Decrease)
	2006	2007	2008	2006 to 2007	2007 to 2008

Revenues	100.0	100.0	100.0	168.2	(23.2)
Gross profit	48.8	47.4	50.8	160.6	(17.7)

Selling, general and administrative expenses	33.1	21.6	30.3	75.0	8.0
Research and development expenses, net	8.9	3.8	7.1	14.4	43.5
Amortization expenses	1.7	2.4	3.2	274.1	2.8
Write-down of intangible assets	—	2.7	5.0	—	40.6
Impairment of goodwill	—	—	0.2	—	—
Foreign exchange (gain)/loss, net	0.5	(0.2)	(1.5)	—	444.5

Operating income	6.0	17.4	6.7	681.9	(70.4)

Other (expense)/income, net	2.2	(1.2)	0.2	(246.0)	—
Income before income taxes	7.8	16.1	6.9	456.4	(67.3)

Income tax benefit/(expenses)	(1.1)	(1.8)	2.5	355.5	—
Net income	6.7	14.3	9.4	472.6	(49.8)

The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:

	Fiscal Year Ended March 31, 2007						Fiscal Year Ended March 31, 2008
	Revenues		Revenues	Gross profit		Gross profit	Revenues		Revenues	Gross profit		Gross profit
	Rs. millions		% to total	Rs. millions		% to sales	Rs. millions		% to total	Rs. millions		% to sales

Formulations	Rs.	1,3086.6	20.1%	Rs.	9,163.1	70.0%	Rs.	15,241.1	30.5%	Rs.	11,202.1	73.5%
Active pharmaceutical ingredients and intermediates		11,883.0	18.3%		4,640.7	39.1%		11,804.8	23.6%		3,979.5	33.7%
Generics		33,224.2	51.0%		15,125.6	45.5%		17,781.5	35.6%		8,470.4	47.6%
Drug discovery		136.8	0.2%		15.3	11.2%		39.2	0.1%		3.1	7.9%
Custom pharmaceutical services		6,599.8	10.1%		1,937.2	29.4%		4,817.6	9.6%		1,665.5	34.6%
Others		164.7	0.3%		(6.3)	(3.9%)		321.4	0.6%		87.4	27.2%

Total	Rs.	65.095.1	100.0%	Rs.	30,875.6	47.4%	Rs.	50,005.6	100.0%	Rs.	25,408.0	50.8%

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007
Revenues
     Total revenues decreased by 23.2% to Rs.50,005.6 million in the year ended March 31, 2008, from Rs.65,095.1 million in the year ended March 31, 2007. Excluding the revenues from the sales of authorized generics from both years, revenues in the year ended March 31, 2008 declined by 2.5% to Rs.48,031.3 million in the year ended March 31, 2008 compared to Rs.49,282.3 million in the year ended March 31, 2007.
•	Revenues from our Formulations segment increased by 16.5% compared to year ended March 31, 2007. This increase was primarily driven by increase in revenues from India, Russia, Romania, Venezuela, Vietnam and former CIS countries.

•	Revenues from our Active Pharmaceutical Ingredients (API) segment were largely at the same level at Rs.11,804.8 million compared to Rs.11,883.0 million in the year ended in March 31, 2007.

•	Revenues from our Generics segment decreased by 46.5% compared to the year ended March 31, 2007. Revenues in the year ended March 31, 2007, included revenues from sale of authorized generics of Rs.15,812.8 million. Excluding authorized generics sales from both the years, revenues decreased by 9.2%.

•	Revenues in our CPS segment decreased by 27.0% compared to the year ended March 31, 2007. This decrease was primarily on account of a decrease in sales of key products such as epoxide, naproxen and naproxen sodium.
     In the year ended March 31, 2008, we received 22.7% of our revenues from North America (United States and Canada), 31.7% of our revenues from Europe, 11.1% of our revenues from Russia and other CIS countries, 20.9% of our revenues from India and 13.6% of our revenues from other countries. Significant weakening of the United States dollar as compared to the Indian rupee by approximately 11.0% on average for the year ended March 31, 2008 compared to average for the year ended March 31, 2007 had a negative impact on our sales because of the decline in rupee realization on sales made in United States dollars.
Segment analysis
     Formulations. In the year ended March 31, 2008 our formulations segment contributed 30.5% of our total revenues, as compared to 20.1% in the year ended March 31, 2007. Revenues in this segment increased by 16.5% to Rs.15,241.1 million in the year ended March 31, 2008, as compared to Rs.13,086.6 million in the year ended March 31, 2007.
     Revenues from sales of formulations in India constituted 52.9% of our total formulations revenues in the year ended March 31, 2008 compared to 53.2% in the year ended March 31, 2007. Revenues from India increased by 15.7% to Rs.8,059.6 million in the year ended March 31, 2008 from Rs.6,964.5 million in the year ended March 31, 2007. The increase in revenues was on account of an increase in sales volumes of key brands such as Razo, our brand of rabeprazole, Stamlo, our brand of amlodipine, Omez, our brand of omeprazole and Keterol our brand of ketorolac.
     Revenues from sale of formulations outside India increased by 17.3% to Rs.7,181.5 million in the year ended March 31, 2008 from Rs.6,122.1 million in the year ended March 31, 2007. Revenues from sales of formulations in Russia increased by 13.3% to Rs.4,064.4 million in the year ended March 31, 2008 from Rs.3,587.3 million in the year ended March 31, 2007. This increase was on account of higher sales volumes of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac and Mitotax, our brand of paclitaxel. Revenues from other countries of the former Soviet Union increased by 25.3% to Rs.1,461.4 million in the year ended March 31, 2008 as compared to Rs.1,166.4 million in the year ended March 31, 2007, primarily driven by an increase in revenues from sales of formulations in Ukraine, Belarus, Uzbekistan and Kazakhstan. Other key markets grew by 20.8% to Rs.1,655.7 million in the year ended March 31, 2008 compared to Rs.1,365.0 million in the year ended March 31, 2007 driven by growth of revenues in Vietnam, Venezuela and Romania.
     Active Pharmaceutical Ingredients and Intermediates. In the year ended March 31, 2008, this segment contributed 23.6% of our total revenues compared to 18.2% in the year ended March 31, 2007. Revenues in this segment were largely at the same level at Rs.11,804.8 million in the year ended March 31, 2008, as compared to Rs.11,883.0 million in the year ended March 31, 2007.

     During the year ended March 31, 2008, revenues from sales of API in India accounted for 19.9% of our revenues from this segment compared to 17.5% in the year ended March 31, 2007. Revenues from sales of API in India increased by 13.2% to Rs.2,351.7 million in the year ended March 31, 2008, as compared to Rs.2,077.3 million in the year ended March 31, 2007.
     Revenues from sale of API outside India decreased by 3.6% to Rs.9,453.1 million in the year ended March 31, 2008 from Rs.9,805.7 million in the year ended March 31, 2007. Revenues from North America increased by 12.8% to Rs.2,288.6 million in the year ended March 31, 2008 from Rs.2,029.8 million in the year ended March 31, 2007. The increase was driven by an increase in revenues of both our commercial and development products portfolio. Revenues from Europe increased by 19.1% to Rs.2,520.8 million in the year ended March 31, 2008 from Rs. 2,116.8 million in the year ended March 31, 2007. Revenues from other markets decreased by 17.9% to Rs.4,643.7 million in the year ended March 31, 2008 from Rs.5,659.1 million in the year ended March 31, 2007 primarily due to decrease in sales to Israel and South Africa, which was partially offset by an increase in sales to Japan, Turkey and Mexico.
     Generics. In the year ended March 31, 2008, this segment contributed 35.6% of our total revenues compared to 51.0% in the year ended March 31, 2007. Revenues decreased by 46.5% to Rs.17,781.5 million in the year ended March 31, 2008 from Rs.33,224.2 million in the year ended March 31, 2007.
     Revenues from sales of generic products in North America decreased by 66.0% to Rs.8,024.3 million in the year ended March 31, 2008 from Rs.23,617.1 million in the year ended March 31, 2007. Excluding the revenues from sales of authorized generics, the revenues in this segment decreased by 22.5% to Rs.6,049.8 million. This decrease was primarily due to a decrease in revenues from sales of fexofenadine, launched in April 2006, and ondansetron, launched in December 2006 (under 180 day exclusivity) caused largely by lower sales prices. During the fiscal year ended March 31, 2008, we launched our own OTC business with the launch of two products: ranitidine and cetirizine. Sales of these products contributed Rs.262.9 million in revenues in the fiscal year ended March 31, 2008.
     Revenues from sales of generic products in Europe increased by 1.2% to Rs.9,714.9 million in the year ended March 31, 2008, as compared to Rs.9,603.3 million in the year ended March 31, 2007. Revenues of betapharm increased from Rs.8,003.7 million in the year ended March 31, 2007 to Rs.8,188.9 million in the year ended March 31, 2008 primarily on account of an increase in revenues from sales of Oxcycodon HCL beta, our brand of oxycodone, Omebeta, our brand of omeprazole and Ramipril beta Comp, our brand of ramipril+hct, partially offset by a decrease in revenues from sales of Diclofen beta, our brand of diclofenac and Simvabeta our brand of simvastatin. The increase at betapharm was despite of significant stock-outs for a substantial part of the year due to the supply constraints. Revenues from sales of products in the United Kingdom decreased by 3.6% to Rs.1,474.8 million from Rs.1,538.2 million primarily on account of a decrease in the sales volumes of omeprazole, which was partially offset by an increase in the sales volumes of amlodipine maleate.
     Custom Pharmaceutical Services (“CPS”).Revenues from our CPS segment decreased by 27.0% to Rs.4,817.6 million in the year ended March 31, 2008 from Rs.6,599.8 million in the year ended March 31, 2007. This decrease was primarily on account of decrease in revenue from sales of our key products naproxen and naproxen sodium due to supply chain constraints at the beginning of the year ended March 31, 2008.
     Cost of Revenue
     As a result of the trends described in “Revenues” above and “Gross Margin ” below, our cost of revenues decreased by 28.1% to Rs.24,597.6 million in the year ended March 31, 2008 from Rs.34,219.5 million in the year ended March 31, 2007. Cost of revenues, as a percentage of revenues was 49.2% in the year ended March 31, 2008, as compared to 52.6% in the year ended March 31, 2007.
     Cost of revenue of the formulations segment decreased to 26.5% in the year ended March 31, 2008, as compared to 30.0% in the year ended March 31, 2007. The cost of revenue for our active pharmaceutical ingredients segment increased to 66.3% in the year ended March 31, 2008, as compared to 60.9% in the year ended March 31, 2007. The cost of revenue for our generics segment decreased to 52.4% in the year ended March 31, 2008, as compared to 54.5% in the year ended March 31, 2007. The cost of revenue of our custom pharmaceuticals services segment was 65.4% in the year ended March 31, 2008, as compared to 70.6% in the year ended March 31, 2007. The cost of revenue in other segments was 74.9% in the year ended March 31, 2008, as compared to 97.0% in the year ended March 31, 2007.

  Gross Margin
     Total gross margin as a percentage of total revenues is 50.8% in the year ended March 31, 2008 compared to 47.4% in the year ended March 31, 2007. Total gross margin decreased to Rs.25,408.0 million in the year ended March 31, 2008 from Rs.30,875.6 million in the year ended March 31, 2007.
     Formulations. Gross margin of this segment was 73.5% of this segment revenues in the year ended March 31, 2008 compared to 70.0% of this segment revenues in the year ended March 31, 2007. The increase in gross margin as percentage of revenues was mainly due to decrease in excise duty expense on account of the benefit of the full operation of a new plant situated at baddi, the sales from which are exempt from payment of excise duties. This increase in gross margin was partially offset by an unfavorable impact from the depreciation of the United States Dollar as compared to the Indian Rupee.
     Active Pharmaceutical Ingredients and Intermediates. Gross margin of this segment decreased to 33.7% of this segment’s revenues in the year ended March 31, 2008, as compared to 39.1% of this segment’s revenues in the year ended March 31, 2007. The decrease was primarily on account of an unfavorable impact from the depreciation of the United States dollar as compared to the Indian rupee, which was partially offset by sales of high margin products such as olanzapine in North America and amlodipine in rest of the world markets.
     Generics. Gross margin of this segment was 47.6% of this segment’s revenues in the year ended March 31, 2008 compared to 45.5% of this segment’s revenues in the year ended March 31, 2007. The increase in gross margin as a percentage of revenues was primarily due to a decrease in revenues from sales of authorized generics, which earn a gross margin significantly below the average gross margin of this segment. Sales of authorized generics contributed 11.1% of this segment’s revenues in the year ended March 31, 2008 as compared to 47.6% of this segment’s revenues in the year ended March 31, 2007.
     Custom Pharmaceutical Services (CPS). Gross margin of this segment increased to 34.6% of this segment’s revenues in the year ended March 31, 2008 as compared to 29.4% in the year ended March 31, 2007. This increase was on account of an increase in the proportion of revenues from our contract research services business, which was partially offset by a decrease in revenues from sales of high margin products naproxen and naproxen sodium and an unfavorable impact from the depreciation of the United States dollar as compared to the Indian rupee.
Selling, general and administrative expenses
     Selling, general and administrative expenses as a percentage of total revenues were 30.3% in the year ended March 31, 2008 as compared to 21.6% in the year ended March 31, 2007. Selling, general and administrative expenses increased by 8.0% to Rs.15,175.2 million in the year ended March 31, 2008 from Rs.14,051.1 million in the year ended March 31, 2007. This increase was largely on account of an increase in employee costs by 11.6% due to an increase in the number of employees and annual increments. Marketing expenses increased by 6.7% primarily on account of an increase in advertisement expenses due to advertisements undertaken for key products in Ukraine, Russia and Belarus, and an increase in shipping cost in line with increase in sales volumes. General expense largely remained at the same level as previous year.
Research and development expenses
     Research and development costs increased by 43.5% to Rs.3,532.9 million in the year ended March 31, 2008 from Rs.2,462.7 million in the year ended March 31, 2007. Research and development expenditure accounted for 7.1% of total revenue in the year ended March 31, 2008 as compared to 3.8% in the year ended March 31, 2007. Under the terms of our research and development partnership with I-VEN Pharma Capital Limited (“I-VEN”), we received Rs.985.4 million in March 2005 to be applied to research and development costs in our Generics segment, of which Rs.452.8 million was recognized as a reduction in research and development expenses in the year ended March 31, 2007. There was no benefit from the I-VEN agreement in the year ended March 31, 2008. Excluding the impact of above arrangement with I-VEN, expenses have increased by 10.2%. The increase in expenses was primarily on account of an increase in expenses for clinical trial and toxicity studies and product development studies expenses in our formulation and generics segments.
Amortization expenses
     Amortization expenses increased by 2.8% to Rs.1,614.8 million in the year ended March 31, 2008 from Rs.1,570.9 million in the year ended March 31, 2007. Amortization increased primarily on account of increased amortization expense at betapharm for a beneficial toll manufacturing contract, the useful life of which was revised downwards as of February 2007. Amortization also increased marginally on account of the increase in the value of the Euro as compared to the Indian Rupee. The impact of these movements on amortization expenses was partially off-set by the reduced amortization at betapharm for certain product related intangibles due to write-downs recorded in fiscal 2007 and fiscal 2008.
Write-down of intangible assets
     During the year ended March 31, 2008 we recorded a write-down of intangible assets for an aggregate amount of Rs.2,488.5 million as compared to Rs.1,770.2 million in the year ended March 31, 2007. The write-down during the year ended March 31, 2008 consisted of:
•	Rs.2,361 million associated with impairment of certain product related intangibles of betapharm arising out of adverse market conditions in Germany such as decreases in the market price, increases in the value of rebate and supply constraints faced by us; and

•	Rs.127.5 million of Litaphar S.A.’s (“Litaphar”) product related intangibles arising out of adverse market conditions such as a reduction in sales and margins and an increase in the supply costs.
     The write-down during the year ended March 31, 2007 consisted of:
•	Rs.213.5 million associated with core technology rights and other product related intangible assets acquired through Trigenesis Therapeutics, Inc. The write-down was recorded because commercialization of these intangible assets was deemed to be economically unviable because of further regulatory and approval process requirements and unfeasible partnering prospects; and

•	Rs.1,556.7 million, associated with impairment of betapharm’s intangibles and the beta brand due to legislative reforms in Germany designed to control healthcare spending, including the WSG and the AVWG, severe pricing pressures thereafter, and the impact of the contract amendment with our toll-manufacturer Salutas.
Foreign exchange gain/loss
     Foreign exchange gain was Rs.744.9 million in the year ended March 31, 2008 as compared to Rs.136.8 million in the year ended March 31, 2007. In the year ended March 31, 2008, the rupee appreciated by Rs.3.35 per U.S.$1.00. Our gain primarily resulted from realized gains on derivative contracts (taken to hedge exchange risk on our foreign currency receivables) and translation gains arising out of foreign currency loans. These gains were partially offset by translation and realization loss on foreign currency receivables.
     In the year ended March 31, 2007 the rupee appreciated by Rs.1.145 per U.S.$1.00. Our gain was on account of gain on derivative contracts taken to hedge exchange risk on foreign currency receivables and deposits partially offset by loss on translation and realization loss on foreign currency deposits and debtors.
Other operating income/expense, net
     Other operating income was Rs.106.6 million in the year ended March 31, 2008 as compared to income of Rs.174.1 million in the year ended March 31, 2007.
Operating income
     As a result of the foregoing, our operating income decreased to Rs.3,357.7 million in the year ended March 31, 2008, as compared to Rs.11,331.5 million in the year ended March 31, 2007.
Other (expense)/income, net
     In the year ended March 31, 2008, our other income, net of other expense was Rs.78.6 million, as against other expense, net of other income of Rs.(768.5) million in the year ended March 31, 2007. This was primarily due to a decrease in the net interest expense to Rs.328.4 million in the year ended March 31, 2008 from Rs.1,054.7 million in the year ended March 31, 2007. Net interest expense in the current year decreased on account of lower interest expense primarily due to repayment of Rs.7,733.3 million (€140 million) in borrowings and lower working capital borrowings and higher interest income in the current year on account of higher rates of return earned on fixed deposits.
     We also earned Rs.110.3 million from our short-term investments in mutual funds.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest decreased to Rs.3,438.1 million in the year ended March 31, 2008 as compared to Rs.10,500.3 million in the year ended March 31, 2007.
Income tax benefit/expense
     We had an income tax benefit of Rs.1,229.4 million in the year ended March 31, 2008 as compared to an expense of Rs.1,176.9 million in the year ended March 31, 2007. The benefit in the year ended March 31, 2008 was primarily on account of the deferred tax benefit of Rs.1,505.2 million, which was due to reduction in tax rates in Germany, and a release of deferred tax liability of Rs.733.1 million, which was due to write-down of intangibles amounting to Rs.2,361 million recorded in the year ended March 31, 2008. Eliminating the impact of the deferred tax benefits recognized on account of changes in tax laws and on impairment write downs recorded, the annual effective tax rate for fiscal 2008 was 16.8% as compared to 14.6% for fiscal 2007. The adjusted effective tax rate increased during fiscal 2008 primarily on account of higher amounts of expenses not deductible for tax purposes, higher amount of valuation allowance created during the year and significantly lower profit before taxes in fiscal 2008 as compared to fiscal 2007.
Net income
     As a result of the above, our net income decreased to Rs.4,678.0 million in the year ended March 31, 2008 as compared to Rs.9,326.8 million in the year ended March 31, 2007.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006
Certain amounts in the fiscal 2007 and fiscal 2006 have been reclassified / regrouped to conform to the presentation of fiscal 2008. The explanations below have been suitably modified in line with such reclassifications.
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
     Revenues from sales to Russia and other former Soviet Union countries increased by 33.5% to Rs.4,752.1 million in fiscal 2007, as compared to Rs.3,559.5 million in fiscal 2006. The increase was primarily due to an increase in sales of our major brands such as Nise, our brand of nimesulide, Keterol, our brand of ketorolac tromethamine, Ciprolet, our brand of ciprofloxacin, Cetrine, our brand of cetrizine, and Omez, our brand of omeprazole. Revenues from sales in India increased by 11.0% to Rs.9,178.6 million in fiscal 2007, as compared to Rs.8,272.5 million in fiscal 2006, primarily due to an increase in revenues in our formulations segment and partially offset by a decline in revenues of our active pharmaceutical ingredients and intermediates segment. Revenues from sales to Europe increased by 243.0% to Rs.14,839.1 million in fiscal 2007, as compared to Rs.4,326.4 million in fiscal 2006, primarily as a result of an increase in revenues from sales in our generics, custom pharmaceuticals services and API segments, as well as revenues from betapharm. Revenues from sales to North America increased by 611.3% to Rs.28,336.5 million in fiscal 2007, as compared to Rs.3,983.9 million in fiscal 2006. Excluding the revenues from sale of authorized generics, revenues increased by 214.4% to Rs.12,523.7 in fiscal 2007, primarily due to increases in sales in our generics, CPS and API segments.
     Formulations. In fiscal 2007, we received 20.1% of our total revenues from the formulations segment, as compared to 43.6% in fiscal 2006. Revenues in this segment increased by 23.6% to Rs.13,086.6 million in fiscal 2007, as compared to Rs.10,587.6 million in fiscal 2006.
     Revenues in India constituted 53.2% of our total formulations revenues in fiscal 2007 as compared to 56.4% in fiscal 2006. Revenues from sales of formulations products in India increased by 16.6% to Rs.6,964.5 million in fiscal 2007, as compared to Rs.5,968.1 million in fiscal 2006. This was driven by increased sales volumes of our key brands such as Omez, our brand of omeprazole, Nise, our brand of nimesulide, Stamlo, our brand of amlodipine, Razo, our brand of rabeprazole, and Recliment, our brand of gliclazide and metformin. The revenue increase was led by special marketing initiatives and other product specific initiatives and focused promotion with specialist physicians. The revenue increases were also attributable to the launch of extensions of current product lines such as Omez D and Razo D. New products launched in fiscal 2007 contributed revenues of Rs.247 million (4% of revenues in India).
     Revenues from sales of formulations products outside India increased by 32.6% to Rs.6,122.1 million in fiscal 2007, as compared to Rs.4,619.5 million in fiscal 2006. Revenues from sales of formulations products in Russia accounted for 58.5% of our formulation revenues outside India in fiscal 2007, as compared to 58.0% in fiscal 2006. Revenues from sales of formulations products in Russia increased by 33.9% to Rs.3,587.3 million in fiscal 2007, as compared to Rs.2,676.8 million in fiscal 2006. The increase was primarily due to an increase in revenues from the sale of key brands such as Nise, our brand of nimesulide, Omez, our brand of omeprazole, and Cetrine, our brand of cetrizine. This increase in revenues was primarily driven by an increase in our sales volumes to hospitals, as well as increased prescription sales due to various advertising campaigns. Revenues from sales to other countries of the former Soviet Union increased by 32.2% to Rs.1,166.4 million for fiscal 2007, as compared to Rs.883.5 million for fiscal 2006, primarily driven by an increase in revenues from sales in Ukraine, Uzbekistan, Kazakhstan and Belarus.
     Revenues from sales of formulations products in Europe increased by 45.3% to Rs.376.1 million in fiscal 2007 as compared to Rs.259.1 million in fiscal 2006, primarily due to an increase in revenues from sales in Romania. The increase in revenues from Romania was primarily due to an increase in sales volume attributable to an increase in Romanian Government spending on medical reimbursement to comply with EU standards, as well as promotional campaigns.

     Revenues from sales to the rest of the world increased by 24.7% to Rs.992.3 million in fiscal 2007, as compared to Rs.796.1 million in fiscal 2006. This increase was primarily due to an increase in revenues from sales of products in South Africa, Myanmar, Venezuela and Jamaica, and was offset by a decrease in revenues from sales of products in Vietnam.
     Active Pharmaceutical Ingredients and Intermediates. In fiscal 2007, we received 18.2% of our total revenues from this segment, as compared to 34.1% in fiscal 2006. Revenues in this segment increased by 43.7% to Rs.11,883.0 million in fiscal 2007, as compared to Rs.8,267.5 million in fiscal 2006.
     During fiscal 2007, revenues from sales in India accounted for 17.5% of our revenues from this segment, as compared to 27.8% in fiscal 2006. Revenues from sales in India decreased by 9.7% to Rs.2,077.3 million in fiscal 2007, as compared to Rs.2,300.4 million in fiscal 2006. This decrease was primarily due to a decrease in revenues from sales of quinolones (antibiotics), due to a significant decline in prices resulting from increased competition.
     Revenues from sales outside India increased by 64.3% to Rs.9,805.7 million in fiscal 2007, as compared to Rs.5,967.1 million in fiscal 2006. Revenues from sales in Europe increased by 49.0% to Rs.2,116.8 million in fiscal 2007, as compared to Rs.1,420.9 million in fiscal 2006, primarily due to an increase in revenues from sales of sertraline, finasteride, losartan and ramipril. Revenues from sales of API in North America (United States and Canada) increased by 22.6% to Rs.2,029.7 million in fiscal 2007, as compared to Rs.1,655.0 million in fiscal 2006, primarily due to an increase in sales volumes of naproxen sodium, ibuprofen, naproxen and sertraline, as well as increase in sales volumes of API used by our customers in the development of their formulations. Revenues from sales of API in the rest of the world increased from Rs.2,891.3 million in fiscal 2006 to Rs.5,659.2 in fiscal 2007, driven primarily by the growth of revenues from Israel, South Korea, Brazil and Japan.
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
     Revenues from sales of generic products in Europe and other markets increased by 296.6% to Rs.9,604.8 million in fiscal 2007, as compared to Rs.2,425.2 million in fiscal 2006. Revenues of betapharm (in its first full year of consolidation) and sales of products acquired from Litaphar in Spain (in fiscal 2007) together contributed Rs.8,065.0 million to revenues in fiscal 2007, as compared to revenues contributed by betapharm of Rs.704.9 million in fiscal 2006 (which represented less than one month of revenues, as it was acquired on March 3, 2006). In the United Kingdom, we experienced a decline in the prices of some of our key generics products, amlodipine and omeprazole. As a result, our U.K. generics revenues declined by 10.5% to Rs.1,539.8 million in fiscal 2007 from Rs.1,716.6 million in fiscal 2006.
     Custom Pharmaceutical Services. Revenues from custom pharmaceutical services, including revenues from our subsidiary Falcon, grew to Rs.6,599.8 million in fiscal 2007 as compared to Rs.1,326.8 million in fiscal 2006. Revenues contributed from Falcon increased from Rs.804.9 in fiscal 2006 (this represents approximately three months of revenues, as it was acquired on December 30, 2005 in the fiscal year ended March 31, 2006) to Rs.5,396.8 million (this represents the first full year of consolidation of Falcon’s revenues). Revenues in Falcon were driven by sales of naproxen sodium, naproxen and epoxide. Excluding revenues from Falcon, revenues in this segment grew to Rs.1,203.0 million in fiscal 2007, from Rs.521.9 in fiscal 2006, driven by growth in our customer base and product portfolio.
Cost of revenues
     Total cost of revenues increased by 175.6% to Rs.34,219.5 million for fiscal 2007, as compared to Rs.12,417.3 million for fiscal 2006. As a percentage of total revenues, total cost of revenues was 52.6% for fiscal 2007, as compared to 51.2% for fiscal 2006.

     Formulations. Cost of revenues in this segment increased by 19.2% to Rs.3,923.5 million in fiscal 2007, as compared to Rs.3,290.6 million in fiscal 2006. Cost of revenues in this segment was 30.0% of revenues for fiscal 2007, as compared to 31.1% of revenues for fiscal 2006. As a percentage of revenues, cost of revenues decreased by 1.1% primarily on account of a decrease in excise duties in fiscal 2007. This decrease in excise duties was due to our new formulations facility at Baddi (operational from July 2006), which enjoys excise duty exemption.
     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues increased by 21.8% to Rs.7,242.3 million in fiscal 2007, as compared to Rs.5,946.1 million in fiscal 2006. Cost of revenues in this segment as a percentage of revenue decreased to 60.9% of this segment’s revenues in fiscal 2007, as compared to 71.9% of this segment’s revenues in fiscal 2006. One reason for this decrease was an increase in the proportion of higher margin revenues from sales outside of India from 72.1% of total revenues in fiscal 2006 to 82.5% of total revenues in fiscal 2007. Another reason for this decrease was an increase of sales of high gross margin products, such as our generic version of sertraline (launched in June, 2006).
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
     Gross profit of the formulations segment increased to 70.0% in fiscal 2007, as compared to 68.9% in fiscal 2006. The gross profit for our active pharmaceutical ingredients segment increased to 39.1% in fiscal 2007, as compared to 28.1% in fiscal 2006. The gross profit for our generics segment decreased to 45.5% in fiscal 2007, as compared to 46.5% in fiscal 2006. The gross profit for our custom pharmaceutical services segment was 29.4% in fiscal 2007, as compared to 24.7% in fiscal 2006.
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

     Under the terms of our research and development partnership agreement with I-VEN Pharma Capital Limited (“I-VEN”), we received Rs.985.4 million (U.S.$22.5 million) in March 2005 to be applied to research and development costs in our generics segment, of which Rs.452.8 million (U.S.$10.5 million) was recorded as a reduction in the research and development expense in fiscal 2007 as compared to Rs.384.5 million (U.S.$8.6 million) recognized in fiscal 2006. Furthermore, in fiscal 2007, our research and development expenses in our drug discovery segment were lower on account of our receipt of Rs.372.6 million from Perlecan Pharma Private Limited (“Perlecan”) as reimbursement of expenses incurred by us in the development of New Chemical Entities (“NCEs”) assigned to Perlecan under the terms of our research and development partnership agreement. This reimbursement payment was recorded as a reduction in research and development expenses. Excluding the impact of the above arrangements with I-VEN and Perlecan, expenses increased to Rs.3,288.1 million in fiscal 2007 as compared to Rs.2,537.5 million in fiscal 2006. The increase in expenses was primarily on account of an increase in product development studies in our formulations and generics segments, as well as an increase in clinical trials expenses in our discovery segment.
Amortization expenses
     Amortization expenses increased by 274.1% to Rs.1,570.9 million in fiscal 2007 from Rs.419.9 million in fiscal 2006. The increase was primarily on account of amortization of intangibles acquired in the acquisition of betapharm and Falcon amounting to Rs.1,247.8 million and Rs.26.8 million, respectively, in fiscal 2007.
Write-down of Intangible Assets
     During fiscal 2007, we wrote-down certain intangible assets in an aggregate amount of Rs.1,770.2 million. These write-downs primarily consisted of:
•	Write-down expense amounting to Rs.213.5 million associated with core technology rights and other product related intangible assets acquired through Trigenesis Therapeutics, Inc. During the fourth quarter ended March 31, 2007, we completed our detailed review of business opportunities against each of the core technology rights, licenses and marketing rights. As a result of this review, we determined that the further commercialization of the intangible assets that are being carried forward may not be economically viable because of further regulatory and approval process requirements and unfeasible partnering prospects, and therefore discontinued our efforts to further develop these assets.

•	Due to legislative reforms in Germany designed to control healthcare spending, including the WSG and the AVWG, severe pricing pressures thereafter, and impact of the Salutas contract amendment, certain product-related intangibles and the beta brand were tested for impairment. Consequently, an impairment charge of Rs.1,556.7 million was recorded.
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
Other operating expense/(income), net
     Other operating income, net, amounted to Rs.174.1 million in fiscal 2007, as compared to Rs.327.7 million in fiscal 2006. This includes a profit of Rs.387.3 million in fiscal 2006 resulting from the sale of our finished dosages manufacturing facility located in Goa, India.
Operating income
     As a result of the foregoing, our operating income was Rs.11,331.5 million in fiscal 2007, as compared to operating income of Rs.1,449.2 million in fiscal 2006. Operating income as a percentage of total revenues was 17.4% in fiscal 2007, as compared to 6.0% in fiscal 2006.

Other income (expense), net
     For fiscal 2007, our net other expense was Rs.768.5 million, as compared to net other income of Rs.526.3 million for fiscal 2006. This was primarily on account of net interest expense of Rs.1,054.7 million in fiscal 2007 compared to net interest income Rs.418.8 million in fiscal 2006. Net interest expense was primarily on account of interest expense incurred on a loan in the original principal amount of €400 million (Rs.21,598.30 million) taken for the acquisition of betapharm in fiscal 2006, partially offset by interest income on fixed deposits.
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
Income tax expense
     Income tax expense for fiscal 2007 was Rs.1,176.9 million as compared to an income tax expense of Rs.258.3 million for fiscal 2006. As a percentage of income before taxes and minority interest, income tax expense decreased from 13.7% for fiscal 2006 to 11.2% for fiscal 2007. In absolute terms, the income tax expense increased primarily a result of significantly higher income from operations in fiscal 2007 as compared to fiscal 2006. The effective tax rate decreased primarily on account of increased sales in generics business, which in India enjoys tax exemptions. Further, whilst a significant portion of the increased profitability has been out of North America generics operations, the corresponding tax expense has been lower since the business had net operating losses, which were utilized in the current year. The Company had recorded a full valuation allowance on the deferred tax assets on net operating losses, which was reversed in the current year.
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

Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurements. Upon adoption of the Statement, difference between the carrying amounts and the fair values of instruments should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (“FSP FAS 157-2”) which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of FSP FAS 157-2. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact adoption of this standard will have on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. At the effective date, on adopting this irrevocable fair value option for eligible items that exist on that date, the effect of such re-measurement to fair value should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We have evaluated the impact of this Statement and believe that adoption of SFAS 159, prospectively, on April 1, 2008, will not have a material effect on our consolidated financial statements.
     In December 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. We will be required to apply this issue for all collaborative arrangements retrospectively for financial statements issued for fiscal years beginning after December 15, 2008. We are in the process of evaluating the impact of adopting EITF 07-01 on our consolidated financial statements.
     In June 2007, the EITF issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 provides guidance concerning the accounting for non-refundable advance payments for goods and services that will be used in future research and development activities and requires that they be expensed when the research and development activity has been performed and not at the time of payment. The provisions of EITF 07-3 are effective for fiscal years beginning after December 15, 2007, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We are currently evaluating the impact of adopting EITF 07-3 on our consolidated financial statements, however we do not expect EITF 07-3 to have a material impact on our consolidated financial statements.
     In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaces SFAS No. 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. With respect to a business combination achieved in stages, SFAS 141R requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. SFAS 141R requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008.  Early adoption is prohibited.
     In December 2007, FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions.  We will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the requirements of SFAS 160 and have not yet determined the impact this Statement may have on our consolidated financial statements.
     In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. SFAS 161 requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under FASB Statement No. 133 and the effect of such instruments and related hedge items, if any, on financial position, financial performance and cash flows. We will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. We are currently evaluating the requirements of SFAS 161 and have not yet determined the impact that the adoption of this standard will have on our consolidated financial statements.
     In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for non-governmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.
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
     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal Year Ended March 31,
	2006		2007		2008		2008
	(Rs. in million, U.S.$ in millions)
Net cash provided by /(used in):
Operating activities	Rs.	1,696.5	Rs.	11,960.6	Rs.	6,122.6	U.S.$	153.0
Investing activities		(34,577.8)		436.4		(9,599.9)		(239.9)
Financing activities		27,210.9		1,753.7		(6,827.6)		(170.6)
Net increase / (decrease) in cash and cash equivalents	Rs.	(5,670.3)	Rs.	14,150.7	Rs.	(10,304.9)	U.S.$	(257.5)

Effect of exchange rate changes on cash	Rs.	95.1	Rs.	118.2	Rs.	(278.2)	U.S.$	(7.0)

Cash Flow from Operating Activities
     Net cash provided by operating activities decreased from Rs.11,960.6 million in fiscal 2007 to Rs.6,122.6 million in fiscal 2008. This was primarily due to a lower level of operating profit as compared to fiscal 2007. The net income for fiscal 2008 was lower than fiscal 2007 primarily on account of the absence of any significant new product launches in the current year. In fiscal 2007, we had significant revenues and profits in our North America generics business from sales of Merck’s authorized generics (simvastatin and pravastatin) and from 180-days exclusivity for ondansetron tablets.
     Net cash provided by operating activities in fiscal 2008 consisted primarily of:
•	Net income of Rs. 4,678.0 million (Rs.9,326.8 million in fiscal 2007);

•	Adjustment for non-cash items amounting to Rs.4,704.1 million (Rs.5,530.1 million in fiscal 2007); and

•	Increase in net operating assets by Rs.3,249.3 million (Rs.2,896.3 million in fiscal 2007).
Cash Flow from Investing Activities
     While investing activities provided net cash of Rs.436.4 million in fiscal 2007, there was a cash outflow of Rs.9,599.9 million in fiscal 2008. This was primarily on account of:
•	Expenditure on property, plant and equipment of Rs.6,348.1 million (Rs.4,477.0 million in fiscal 2007);

•	Inflows due to the reduction in restricted cash by Rs.583 million (Rs.5,468.9 million in fiscal 2007);

•	Purchase of investment securities, net, of to Rs.3,382.1 million (Rs.0.9 million in fiscal 2007); and

•	Acquisition of intangible assets of Rs.507.8 million (Rs.325.9 million in fiscal 2007).
     Cash outflows from investing activities were significant during fiscal 2008 primarily on account of large investments made in facilities/capital projects to enhance our future capacity. Further, during fiscal 2008 we made short term investments in mutual funds. Furthermore, in fiscal 2007, we had significant inflows on account of release in restricted cash which had overall offset all other outflows from investing activities. This was primarily on account of the release of the restriction on cash deposits of Rs.4,468.8 million, pledged against the long-term debt taken from Citibank (Euro loan), on closure of the syndication process and which was accordingly liquidated.
Cash Flows from Financing Activities
     While financing activities provided net cash of Rs.1,753.7 million for fiscal 2007, there was a net cash outflow of Rs.6,827.6 million for fiscal 2008. This was primarily on account of:
•	Repayment of long term debt of Rs.7,718.5 million (Rs.1,888.5 million in fiscal 2007);and

•	Dividend payment of Rs.737.3 million (Rs.437.5 million in fiscal 2007), partially offset by additional bank borrowings amounting to Rs.1,612.9 million (Rs.(5,870.8) million in fiscal 2007).
     In fiscal 2008, we had significant outflows from financing activities primarily on account of the repayment of our long term debt. In fiscal 2007, we had net inflows from the issuance of shares pursuant to a secondary offering in the United States, which was partially offset due to the net repayment of short term borrowings.

     Principal obligations
     The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2008:

	Payments due by period (Rs. in millions)
Financial Contractual		Less than			After
Obligations	Total	1 year	1-3 years	3-5 years	5 years	Annual Interest Rate

Short-term borrowings from banks	4,862.7	4,862.7	—	—	—	LIBOR + 100bps for foreign currency denominated loans

Long term debt

From Indian Renewable Energy	13.3	5.9	7.4	—	—	2%*

	Payments due by period (Rs. in millions)
Financial Contractual		Less than			After
Obligations	Total	1 year	1-3 years	3-5 years	5 years	Annual Interest Rate

Development Agency

Foreign currency loan (for betapharm acquisition)	14,374.3	1,796.8	7,187.2	5,390.3		EURIBOR + 70 bps LIBOR + 70 bps

Total obligations	19,250.3	6,665.4	7,194.6	5,390.3	—

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
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
     Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Brazilian real, Euros, Russian roubles, South African rand, Hong Kong dollars, New Zealand dollars, Malaysian ringgits and Swiss francs.
     As of March 31, 2007 and 2008, we had committed to spend approximately Rs.1,186.0 million and Rs.1,552.4 million, respectively, under agreements to purchase property and equipment and other capital commitments. These amounts are net of capital advances paid in respect of such purchases and we anticipate funding them from internally generated funds.
5.C. Research and development, patents and licenses, etc.
Research and Development
     Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:
•	Formulations, where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets. Formulations also includes our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as regulated markets. Our new biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.

•	Active pharmaceutical ingredients and intermediates, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients for use in our generics and formulations segments and for sales in the emerging and developed markets to third parties.

•	Generics, where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products whose patents and regulatory exclusivity periods have expired or are nearing expiration in the regulated markets of the United States and Europe.

•	Drug discovery, where we are actively pursuing discovery and development of NCEs. Our research programs focus on the following therapeutic areas:
o	Metabolic disorders

o	Cardiovascular disorders

o	Bacterial infections

o	Inflammation

o	Cancer

•	Custom pharmaceutical services, where we intend to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain — from discovery all the way to the market.
     In fiscal 2006, 2007 and 2008, we expended Rs.2,153.0 million, Rs.2,462.7 and Rs.3,532.9 million, respectively, on research and development activities.
Patents, Trademarks and Licenses
     We have filed and been issued numerous patents in our principal areas of operations: drug discovery, active pharmaceutical ingredients and intermediates and generics. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2008, we had filed a total of 1,160 trademarks with the Registrar of Trademarks in India, of which 551 are already registered. We also have made application for registration for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.
5.D. Trend information
Formulations
     India and Russia are two strategic markets for our formulations business contributing to roughly 80% of the revenues for fiscal 2008 of this segment. In both of these markets, we continue to grow our revenues and our rank in the market consistently year after year as a result of our product franchise and customer relationships built over the years.
     ORG IMS in its report for the year ended March 31, 2008 has noted that the Indian pharmaceutical market continues to be highly fragmented and dominated by Indian companies. The industry recorded retail sales of approximately U.S.$8 billion, representing a growth in value of 14.8 per cent over the previous year on a Moving Annual Total (“MAT”) basis. The Indian pharmaceutical market is projected to grow at 11-13 per cent per annum between 2008 and 2020, achieving a terminal market value of U.S.$ 30 billion. The major growth influencers will be population dynamics, high disease prevalence, increased health care access, changing health care models and greater capacity to spend.
     According to ORG IMS report for the year ended March 31, 2008, the market share of the No. 1 player in Indian retail sales was only 5.1%. In this competitive scenario, we have been listed as one of the top 10 players with a market share of 2.3%. Overall growth during fiscal 2008 was driven by the performance of our key brands as well as new products launched. We also benefited from the launch of our second biologics product in India — Reditux. Even one year after our launch, there are no new entrants in the marketplace and we expect to launch more products from our biologics pipeline in India.
     In Russia, we continue to match the industry growth rate in the retail segment. Revenues in Russia increased by 22% in dollar terms crossing the U.S. $100 million milestone in fiscal 2008. We are among the fastest growing international branded generic company in Russia by product sales volumes. Pharmexpert, a market research firm, ranked us No. 14th in sales in Russia with a market share of 1.24% as of March 2008 in its MAT report for the first quarter of calendar year 2008 (the “Pharmexpert MAT Q1 2008 Report”) based on our strong performance. We also consolidated our new hospitals and OTC segments which are significantly supplementing the growth led by the prescription segment. All of the companies ranked ahead of us were either multinational corporations or of European origin. Accordingly, we were the top ranked Indian pharmaceutical company in Russia.
     The regulatory environment in the developing markets outside of India is changing, with most countries having moved or moving towards recognizing product patents. This implies that gradually these countries will move from being “less-regulated markets” to “semi-regulated markets” wherein the patent regimes and regulatory compliance will start converging with the regulated markets of North America and Europe. Many of the governments in these countries are in the process of implementing various healthcare reforms to promote the consumption of generic drugs in order to contain their healthcare costs. This presents growth opportunities in several of these markets. We continue to experience significant growth from the countries in the former Soviet Union, South Africa, Venezuela and China through new product launches. We are also increasing our efforts to expand our business in other markets such as Australia and New Zealand.
Active Pharmaceutical Ingredients and Intermediates
     In this segment, we are focused on acquiring new customers and increasing our level of engagement with existing customers in global key markets by marketing additional products from our product portfolio. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of March 31, 2008, we had a pipeline of 281 drug master filings (“DMFs”) of which 127 were in the United States. With patent expiries in several markets in the next few years, we intend to promote growth in fiscal 2009 and beyond by leveraging our portfolio of markets and products. The success of our API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
Generics
     In this segment, we are focused on the regulated markets of North America (the United States and Canada) and Europe. In the United States, our revenues during fiscal 2007 benefited significantly from the launch of fexofenadine, the generic version of Allegra® (launched at risk (i.e., prior to resolution of patent infringement claims) in April 2006), simvastatin, the authorized generic version of Zocor®, finasteride 5 mg, the authorized generic version of Proscar®, and ondansetron, the generic version of Zofran®. The benefit of these high value launches in terms of marketing exclusivity, higher market share and higher pricing was for a limited period and was mostly accrued in fiscal 2007. Similar high value launches were largely absent in the fiscal 2008. In view of this, the overall revenues in North America in fiscal 2008 declined as compared to fiscal 2007.
     Revenues in fiscal 2008 in North America thus represent normalized base business revenues. Continuing with our stated strategy, we intend to expand our portfolio over the next few years by adding solid dosages forms as well as alternate dosage forms by complementing our internal product development effort through business alliances.
     Following the suspension of OTC packaging and distribution activities at Leiner Health Products, Inc., which was our important customer, we entered the private label OTC business in fiscal 2008 by launching two products. The initial response from various customer groups has been positive. We have also initiated the supply to U.S. Government agencies of veteran affairs and department of defense. The first product to be supplied to the U.S. Government was finasteride 5mg.
     Wherever possible, we will continue to explore the possibilities of mutually beneficial settlement of ongoing Paragraph IV litigation cases. As an example, in fiscal 2007, we settled the litigation for sumatriptan, the generic version of Imitrex®, with the innovator GlaxoSmithKline. Similarly, in fiscal 2008, we settled the litigation for rivastigmine, the generic version of Exelon®, with the innovator Novartis.
     Apart from the abovementioned initiatives of diversifying into new channels and lines of businesses and entering into litigation settlements, we are also acting on other fronts to establish our generics business in the U.S. as a profitable business. We are conscious of the extremely competitive nature of the market which continuously causes downward pressure on product selling prices. We have initiated on an ongoing basis a review and execution mechanism to reduce the delivered cost of our products through several cost reduction initiatives. We intend to diversify not only our customer base but our products also by focusing more on difficult-to-make and low competition products to safeguard our margins.
     As of March 31, 2008, we had filed a total of 122 ANDAs with the U.S. FDA. We had 70 ANDAs pending approval with the U.S. FDA as of March 31, 2008, which included 10 tentative approvals.
     In Germany, fiscal 2008 represented the second full year of consolidation of revenues and net income of betapharm Arzneimittel GmbH, which we acquired in March 2006. The German pharmaceutical industry continues to go through health care reforms which have put pressure on prices. As of April 1, 2007, the GKV-WSG Act took effect in Germany with the purpose of strengthening competition in public health insurance to regulate the German health care system. The law has significantly increased the power of the insurance companies and SHI funds by allowing them to enter into direct rebate contracts with suppliers of pharmaceuticals. It further incentivizes doctors to prescribe generic drugs covered by such rebate contracts. The pharmacist is also required to dispense such drugs as are covered by rebate contracts. Thus, successfully concluding rebate contracts with insurance companies is a factor critical to succeeding in the competition for market share in the generic prescription drug market. betapharm has signed for rebate contracts with a large number of SHI funds covering a major part of the insured population in the aggregate. In January 2008, new reference prices became effective. Subsequently new co-payment release prices were announced and which were effective June 1, 2008. These health care reforms have resulted in pressure on price realization in Germany. We expect pricing pressures to continue in this market and are watching these trends closely.
     During the fiscal 2008, we have successfully transferred a large number of products to secured supply sources. We remain on track to completely mitigate the risk of the supply situation and expect to realize the full benefits of this transfer in fiscal 2009. The benefits of this transfer include reduced product manufacturing cost and supply assurance. As of March 31, 2008, we had begun to realize the benefits from the easing of the supply situation and the market share of betapharm had recovered sharply to 2.96% in March 2008 as against a low of 1.74% in April 2007.
     We remain committed to building a strong European generics business and consolidating our existing assets and market franchise in the countries of Germany, the United Kingdom, Spain, Italy and others.
Custom pharmaceutical services.
     Our Custom Pharmaceutical Services (“CPS”) business unit markets process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies with an objective to become their preferred partner of choice. The focus is to leverage our skills in process development, analytical development, formulation development and cGMP manufacture to serve the customer needs.
     In fiscal 2008, the base organic business continued its high growth trajectory, as we expanded the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies. However, our Falcon business in Mexico went through certain challenges. It sustained raw material constraints in the first half of fiscal 2008 and as a result, we were not able to fully service our customer requirements. To address this, a manufacturing facility has been commissioned in India to supply a key ingredient to Falcon.
Drug discovery
     Our investments into research and development of NCEs have been consistently focused towards developing promising therapeutics. Strategically, we continue to seek licensing and development arrangements with third parties to further develop our pipeline products. As part of our research program, we also pursue collaborations with leading institutions and laboratories all over the world. We enter into these collaborations to utilize the expertise and facilities these institutions and laboratories provide.
     Currently, we have a pipeline of 2 NCEs in clinical development and 1 in pre-clinical development. These compounds are being developed in partnership with Rheoscience, ClinTec and Argenta. The status of development and details of the compound are discussed in the Business Overview section of this Annual report. As we make progress in advancing our pipeline through various stages of clinical development we are also building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursuing strategic partnerships and alliances in our key focus areas.
Specialty
     Building a specialty branded business in the U.S. is one of the important aspects of our innovation strategy. The specialty business is close to launching its own sales and marketing operations for in-licensed products in the dermatology therapeutic area in US while continuing to work on development of new in-house products. This is the result of our continued efforts over the last few years to establish this business through a combination of in-licensing initiatives as well as internal pipeline development programs. While initially this will not be a very significant business in terms of financial parameters, it is an important step in our journey of building a business based on innovative products.
Research and development expenses
     In fiscal 2008, our research and development expenses were Rs.3,532.9 million. Compared to the fiscal year ended March 31, 2007, the benefit of income recognition under the Perlecan and I-VEN agreements was very low in 2008. Excluding the benefit of income under I-VEN and Perlecan agreements from fiscal 2008 and fiscal 2007, expenses have increased by 10.2%. This expense increase resulted from a commitment of additional resources towards to clinical trial and toxicology studies for biologics products and an increase in product development studies in our formulation and generics segments. We have also prioritized our development efforts towards key high value opportunities.
5.E. Off-balance sheet arrangements
     Guarantees. We adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that we recognize the fair value of guarantee and indemnification arrangements issued or modified by us if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, we continue to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses can be estimated.
     Our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP”) secured a credit facility of Rs.27.0 million from Agricultural Bank of China (“Agricultural Bank”). During the year ended March 31, 2008, we issued a corporate guarantee amounting to Rs.27.2 million in favor of Agricultural Bank to enhance the credit standing of KRRP. The guarantee is required to be renewed every year and our liability may arise in the event of non-payment by KRRP of the amount withdrawn under its credit facility. As of March 31, 2008, we believed that the fair value of such liability was not material.
5.F. Tabular Disclosure of Contractual Obligations
     The following summarizes our contractual obligations as of March 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	(Rs. in millions)
			Less than						More than
Contractual Obligations	Total		1 year		1-3 years		3-5 years		5 years
Operating lease obligations	Rs.	528.4	Rs.	161.5	Rs.	209.7	Rs.	126.2	Rs.	31.0

Capital lease obligations		291.3		12.1		29.7		16.5		233.0

Current portion		12.1		12.1		—		—		—

Non-current portion		279.2		—		29.7		16.5		233.0

Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)		1,552.4		1,552.4		—		—		—

Borrowings from banks		4,862.7		4,862.7		—		—		—

Long term debt obligations		14,387.6		1,802.7		7,194.6		5,390.3		—

Current portion		1,802.7		1,802.7		—		—		—
Non-current portion		12,584.9		—		7,194.6		5,390.3		—

Post retirement benefits obligations		740.1		58.4		109.3		143.2		429.2

Liabilities related to unrecognized tax benefits (2)		—		—		—		—		—

Total contractual obligations	Rs.	21,622.5	Rs.	8,391.4	Rs.	7,434.0	Rs.	5,569.1	Rs.	264.0

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.

(2)	As of March 31, 2008, we had total unrecognized tax benefits of Rs. 1,395.3 million. However, we have paid advance taxes with the tax authorities towards liability for such unrecognized tax benefits in the corresponding years and accordingly, no material cash outflows are expected with respect to such unrecognized tax benefits in the future.

5.G. Safe harbor
     See page 2.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and senior management
     The list of our directors and executive officers and their respective age and position as of March 31, 2008 was as follows:
Directors

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	69	Chairman
Mr. G.V. Prasad(2),(3)	47	Chief Executive Officer and Vice Chairman
Mr. Satish Reddy(2),(4)	40	Chief Operating Officer and Managing Director
Mr. Anupam Puri	62	Director
Dr. J.P. Moreau	60	Director
Ms. Kalpana Morparia	59	Director
Prof. Krishna G. Palepu	53	Director
Dr. Omkar Goswami	51	Director
Mr. P.N. Devarajan(5)	73	Director
Mr. Ravi Bhoothalingam	62	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.

(2)	Full-time director.

(3)	Son-in-law of Dr. K Anji Reddy.

(4)	Son of Dr. K Anji Reddy.

(5)	Mr. P.N. Devarajan provided us with a notice of his unwillingness to be re-appointed as a director and ceased to be a director of the Company effective May 20, 2008.
Executive Officers
     Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2008, the Management Council consisted of:

				Date of
	Education/		Experience in	commencement of
Name and Designation	Degrees Held	Age	years	employment	Particulars of last employment
G.V. Prasad(1) Vice Chairman and Chief Executive Officer	B. Sc.(Chem. Eng.), M.S. (Indl. Admn.)	47	24	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Satish Reddy (2) Managing Director and Chief Operating Officer	B. Tech., M.S.	40	16	January 18, 1993	Director, Globe Organics Limited

Abhijit Mukherjee President — Custom Pharmaceutical Services and Chemical Technical Operations	B. Tech. (Chem.)	49	27	January 15, 2003	President, Atul Limited

				Date of
	Education/		Experience in	commencement of
Name and Designation	Degrees Held	Age	years	employment	Particulars of last employment
Amit Patel, Senior Vice President — Corporate Development and Strategic Planning	B.A.S, BS (Eco), MBA	34	10	August 6, 2003	V P Corporate Development, CTIS Inc

Arun Sawhney President — Active Pharmaceutical Ingredients and Intermediates (3)	B. Com. PGDBM	52	31	June 1, 2001	Chief Executive, Max-GB Ltd.

Ashwani Kumar Malhotra Executive Vice President — Formulations Technical Operations	M. Pharma., PGD-IE&M, PGD-CD	52	28	February 8, 2001	Unit Head, Cipla Limited

Dr. C. Cartikeya Reddy, Senior Vice President and Head Biologics	B Tech, MS and PhD	38	17	July 20, 2004	Senior Engineer, Genetech Inc

Jaspal Singh Bajwa President — Branded Formulations (Rest Of the World)(4)	MBA	56	31	April 10, 2003	Executive Director and COO, Marico Industries Limited

Jeffrey Wasserstein Executive Vice President — Specialty Operations	B.A., J.D.	49	25	January 31, 2005	EVP & Chief Business Officer -Avigenics, Inc.

K. B. Sankara Rao Executive Vice President — Integrated Product Development	M. Pharma.	54	30	September 29, 1986	Production Executive, Cipla Limited

Mark Hartman President — North America Generics	B.Sc. Dairy Science	49	23	January 4, 2002	VP Sales & Marketing - Generics, Watson Laboratories

Mr. Prabir Kumar Jha Senior Vice President and Global Chief of Human Resources	M.A., PGDM	41	19	November 29, 2002	Regional HR Head-Mahindra British Telecon Ltd

Raghu Cidambi Advisor	B.Sc., PGDBM, LLB.	57	38	October 1, 2001	Director — Eenadu, Margadarsi Group

Dr. Rajinder Kumar President — Research, Development and Commercialization	M.Sc., MBBS, PG Dip in Psychiatry & Neurology	53	25	April 30, 2007	CEO and Founding Member, MeRaD Pharmaceuticals Ltd.

				Date of
	Education/		Experience in	commencement of
Name and Designation	Degrees Held	Age	years	employment	Particulars of last employment
Saumen Chakraborty Chief Financial Officer and President Information Technology and Business Process Excellence	PGDM	47	24	July 2, 2001	Vice President, Tecumseh

V. S. Vasudevan President — European Generics Business	B. Com. ACA	57	34	April 1, 1986	Finance Head, Standard Equity Fund Limited

(1)	Son-in-law of Dr. K Anji Reddy.

(2)	Son of Dr. K Anji Reddy.

(3)	Ceased to be an employee with effect from May 5, 2008

(4)	Does not include North America and Europe.
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
     Mr. G.V. Prasad is a member of our Board of Directors and serves as our Vice-Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago, U.S.A. and an M.S. in Industrial Administration from Purdue University, U.S.A. He is also an active member of several associations including the National Committee on Drugs & Pharmaceuticals. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Diana Hotels Limited, Nipuna Services Ltd and Ocimum Bio Solutions Limited.
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
     Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Infosys Technologies Limited, DSP-Merrill-lynch Fund Managers Limited, Crompton Greaves Limited, Infrastructure Development Finance Company Limited, Gujarat Ambuja Cements Limited, Sona Koyo Steering Systems Limited and Cairn India Limited.
     Mr. P.N. Devarajan has been a member of our Board of Directors since 2000. He has previously served as a Director of Cheminor Drugs Limited. He was a member of the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, member of the Assessment Committee of the Council of Scientific and Industrial Research and a member of the Research Council of National Chemical Laboratory. He has previously served as a Director of the Bank of Baroda, a member of the Central Board of Directors of the Reserve Bank of India and Group President and consultant of Reliance Industries Limited. Currently, he is also a Director on the Board of Kothari Sugars and Chemicals Limited, Shriram EPC Ltd. and Tropical Technologies Pvt Ltd and provided notice to us of his unwillingness to be re-appointed as a director and ceased to be a member of our Board of Directors effective May 20, 2008.
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
     Ms. Kalpana Morparia joined our Board as a member on June 5, 2007. She is Chief Strategy and Communications Officer of ICICI Group. She was previously the Joint Managing Director of ICICI Bank Limited and was responsible for the Corporate Centre at ICICI Bank Limited, comprising operations, planning and strategy, risk management, human resources management, legal and corporate communications and corporate brand management. A graduate in law from Bombay University, Ms. Morparia joined ICICI Limited in 1975. She worked in the areas of planning, treasury, resources and corporate legal services. In 2001, she led the ICICI Group’s major corporate structuring initiative, the merger of ICICI Limited with ICICI Bank to create India’s second largest bank. Ms. Morparia has served on several committees constituted by the Government of India. In November 2005, she was honored with the Economic Times ‘Business Women of the Year’ award. In September 2006, she was named one of ‘The 100 Most Powerful Women’ by Forbes Magazine. She also serves on the Board of ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Limited, Bennet Coleman & Co Limited, CMC Limited and ICICI Foundation for Inclusive Growth.

     Executive Officers
     Mr. Abhijit Mukherjee is President of our Custom Pharmaceutical Services business and Chemical Technical Operations . Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Amal Products Limited. He started his career as a management trainee in Hindustan Lever Limited (“HLL”) and put in 13 years in that company including 3 years in a Unilever company. He was primarily involved in the technical assignments in Aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He is a graduate in Chemical Engineering from the Indian Institute of Technology, Kharagpur.
     Amit Patel is Senior Vice President of Corporate Development & Strategic Planning. His responsibilities include chairing our Global Business Development Council, pursuing alliances and M&A, and driving global strategic initiatives to accelerate growth in various businesses and regions. He is also responsible for select long-term strategic business planning efforts and for coordination of external relations activities in North America. Prior to joining us in 2003, Amit was co-founder and CEO of a healthcare services startup called MedOnTime that was later acquired by CTIS, at which he served as Vice President of Corporate Development. Earlier, he was a strategy consultant with Marakon Associates where he focused on value-based management and M&A. He received a Bachelor of Science degree in Economics from the Wharton School of Business at the University of Pennsylvania, a Bachelor of Applied Science degree in Systems Engineering from the Moore School at the University of Pennsylvania, and a Master of Business Administration degree from Harvard Business School.
     Mr. Arun Sawhney was President of our Global API businesses. He joined us in 2001 as President of our API business from Max-GB Limited, where he was Chief Executive. Prior to that he headed the Global Business Development function at Ranbaxy Laboratories Limited. He has also had successful stints as Manager Exports with Hindustan Ciba Geigy and as Regional Sales Manager with Bayer India, earlier in his career. He holds an MBA from and was a silver-medalist (an award for being at the top of his class) from the International Management Institute, New Delhi, and a Bachelor’s degree in Commerce from Sydenham College of Commerce and Economics, Mumbai. He resigned from his position effective as of May 5, 2008.
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
     Cartikeya Reddy is a Senior Vice President and heads our Biologics division that focuses on the development of biosimilar molecules for the Indian and global markets. Prior to joining us in 2004, he worked with Genentech Inc, where he was a Group Leader in the area of Cell Culture Process Development. Before that, he was with the Biotechnology Division of Bayer Corporation, where he successfully led teams in the areas of Bioprocess Development & Pilot Scale Manufacturing. He holds a Master of Science degree and Ph.D. in Chemical Engineering from the University of Illinois, Urbana-Champaign, and was a Visiting Scholar at the Massachusetts Institute of Technology, Cambridge, USA. He also graduated with a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology, Chennai, India.
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
     Mr. Saumen Chakraborty is currently our Chief Financial Officer and President- Information Technology & Business Process Excellence. Prior to this role he was our Global Chief of HR. He has 23 years of experience in strategic and operational aspects of management. Prior to joining us, he held various positions including line manager and a human resources facilitator, with diverse portfolios such as Senior Manager (Finance and Accounts) in Eicher, and Vice President (Operations) in Tecumseh. A member of various industry forums including the CII and the National HRD Network, he graduated with honors as the valedictorian of his class from Visva—Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad. He continues to be responsible for Information Technology and Business Process Excellence.
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
6.B. Compensation
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
     On July 28, 2006, our shareholders re-appointed Dr. K. Anji Reddy as Chairman with effect from July 13, 2006, Mr. G. V. Prasad as Vice Chairman and CEO with effect from January 30, 2006. On July 24, 2007, our shareholders re-appointed Mr. Satish Reddy as Managing Director and COO with effect from October 1, 2007. Our Managing Director and COO and Vice Chairman and CEO are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The compensation committee, which is composed of independent directors, recommends the commission for our Chairman, Vice Chairman and CEO and Managing Director and COO within the limits of 1%, 0.75% and 0.75%, respectively, of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.
     Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of Rs.5,000 (U.S.$124.6) for every Board meeting and Board committee meeting they attend. In fiscal 2008, we paid an aggregate of Rs.365,000 (U.S.$9097.7) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for the fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 in fiscal 2008 as provided in the table below.
     For fiscal 2008, the directors were entitled to the following amounts as compensation:

		Amount Rs. (in thousands)
Name of Directors	Attendance fees	Commission(2)	Salary	Perquisites	Total	Stock Options
Dr. K. Anji Reddy	—	60,310	5,400	497	66,207	—
Mr. G.V. Prasad	—	45,233	3,600	687	49,520	—
Mr. Satish Reddy	—	45,233	3,600	695	49,528	—
Mr. Anupam Puri	60	2,848	—	—	2,908	3,000
Dr. J.P. Moreau	25	2,588	—	—	2,613	3,000
Ms. Kalpana Morparia	30	2,407	—	—	2,437	3,000
Prof. Krishna G. Palepu	35	2,648	—	—	2,683	3,000

		Amount Rs. (in thousands)
Name of Directors	Attendance fees	Commission(2)	Salary	Perquisites	Total	Stock Options
Dr. Omkar Goswami	55	2,808	—	—	2,863	3,000
Mr. P.N. Devarajan(1)	85	2,608	—	—	2,693	3,000
Mr. Ravi Bhoothalingam	75	2,608	—	—	2,683	3,000

(1)	Ceased to be a member of our Board of Directors effective May 20, 2008

(2)	The Board of Directors recommended for a fixed commission of Rs.2,407 thousands (U.S.$60,000) per director applicable to all the independent directors, a specific commission of Rs.401 thousands (U.S.$10,000) to the Chairman of the Audit Committee and Rs.200 thousands (U.S.$5,000) to the Chairman of other Committees other than the above, a specific compensation of Rs.60 thousands (U.S.$1,500) was paid towards foreign travel to the directors residing outside India.
     The options granted to directors in fiscal 2008 have an exercise price of Rs.5 per option, vest in one year, and expire five years from the date of vesting.
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
     We also have two employee stock option schemes: the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007. The stock option schemes are applicable to all of our employees and directors and employees and directors of our subsidiaries. The stock option schemes are not applicable to promoter directors, promoter employees and persons holding 2% or more of our outstanding share capital. The compensation committee of the Board of Directors awards options pursuant to the stock option schemes based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.

     Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation,” above. The following table presents the annual compensation paid for services rendered to us for fiscal 2008 and stock options held by all of our other executive officers as of March 31, 2008:

	Compensation	No. of	Fiscal Year		Expiration
Name	(Rs.)	options held	of the Grant	Exercise price	date
Mr. Abhijit Mukherjee	Rs.13,711,512	1,600	2005	5.00	(1)
		5,000	2006	5.00	(1)
		6,000	2007	5.00	(1)
		8,000	2008	5.00	(1)
Mr. Amit Patel	12,639,997	4,000	2005	442.50	(1)
		1,400	2006	5.00	(1)
		1,250	2007	5.00	(1)
		10,650	2008	5.00	(3)
Arun Sawhney (4)	15,636,448	4,570	2005	5.00	(1)
		4,000	2006	5.00	(1)
		4,800	2007	5.00	(1)
		8,000	2008	5.00	(1)
Mr. Ashwani Kumar Malhotra	10,682,044	3,002	2005	5.00	(1)
		3,500	2006	5.00	(1)
		3,750	2007	5.00	(1)
		6,000	2008	5.00	(1)
Dr. C. Cartikeya Reddy	5,927,933	2,400	2006	5.00	(1)
		2,000	2007	5.00	(1)
		4,000	2008	5.00	(1)
Mr. Jaspal Singh Bajwa	14,777,682	3,500	2005	5.00	(1)
		5,000	2006	5.00	(1)
		6,000	2007	5.00	(1)
		8,000	2008	5.00	(1)
Mr. Jeffrey Wasserstein	21,020,940	22,000	2008	5.00	(3)
Mr. K.B. Sankara Rao	10,484,928	6,160	2005	5.00	(1)
		6,000	2006	5.00	(1)
		6,400	2007	5.00	(1)
		6,000	2008	5.00	(1)
Mr. Mark Hartman	21,020,943	20,000	2004	441.50	(1)
		12,000	2005	442.50	(1)
		20,000	2008	5.00	(3)
Mr. Prabir Kumar Jha	8,215,047	800	2005	5.00	(1)
		1,500	2006	5.00	(1)
		1,950	2007	5.00	(1)
		4,000	2008	5.00	(1)
Dr. Rajinder Kumar	21,374,919	7,500	2008	5.00	(2)
Mr. Raghu Cidambi	9,200,000	7,000	2005	5.00	(1)
		5,000	2006	5.00	(1)
		3,750	2007	5.00	(1)
		6,000	2008	5.00	(1)
Mr. Saumen Chakraborty	14,223,788	5,000	2004	441.50	(1)
		2,550	2005	5.00	(1)
		5,000	2006	5.00	(1)
		6,000	2007	5.00	(1)
		8,000	2008	5.00	(1)
Mr. V.S. Vasudevan	18,855,933	11,480	2003	531.51	(1)
		20,000	2004	441.50	(1)
		20,000	2005	442.50	(1)
		50,000	2006	362.50	(1)
		8,000	2007	5.00	(1)
		7,000	2008	5.00	(1)

(1)	The expiration date is five years from the date of vesting. The options vest in annual increments over a period of four years.

(2)	The expiration date is five years from the date of vesting. The options vest in one year.

(3)	The expiration date is five years from the date of vesting. The options vest in three years.

(4)	Ceased to be an employee effective as of May 5, 2008

Retirement benefits.
     We provide the following benefit plans to our employees:
     Gratuity benefits: In accordance with applicable Indian laws, we provide for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, at an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, we established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liability with regard to the Gratuity Plan is determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by Indian law and generally consist of federal and state Indian Government bonds and the debt instruments of Indian Government-owned corporations.
     The net periodic benefit costs recognized by us were Rs.52.3 million, Rs.31.5 million and Rs.39.3 million during the years ended March 31, 2006, 2007 and 2008 respectively.
     Superannuation benefits. Apart from being covered under the Gratuity Plan described above, our senior officers also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.24.8 million, Rs.28.0 million and Rs.39.9 million to the superannuation plan during the years ended March 31, 2006, 2007 and 2008, respectively.
     Provident fund benefits. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs. 64.4 million, Rs.113.5 million and Rs.144.5 million to the provident fund plan during the years ended March 31, 2006, 2007 and 2008, respectively.
     Pension plans. All employees of Falcon (Mexico) are governed by a defined benefit pension plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
6.C. Board practices
     Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2008, we had ten directors on our Board, of which seven were non-full time independent directors.
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

     The terms of each of our directors and their expiration dates are provided in the table below.

Expiration of Current
Name	Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)	July 12, 2011	5 years	24 years
Mr. Satish Reddy (1)(3)	September 30, 2012	5 years	15 years
Mr. G.V. Prasad (1)	January 30, 2011	5 years	22 years
Mr. Anupam Puri (2)	Retirement by rotation	Due for retirement by rotation in 2008	6 years
Dr. J. P. Moreau(2)	Retirement by rotation	Due for retirement by rotation in 2009	1 year
Ms. Kalpana Morpaira(2)	Retirement by rotation	Due for retirement by rotation in 2010	1 year
Dr. Krishna G. Palepu (2)	Retirement by rotation	Due for retirement by rotation in 2008	6 years
Mr. P.N. Devarajan (2)(4)	Retirement by rotation	Due for retirement by rotation in 2008	7.5 years
Dr. Omkar Goswami (2)(3)	Retirement by rotation	Due for retirement by rotation in 2010	7.5 years
Mr. Ravi Bhoothalingam (2)	Retirement by rotation	Due for retirement by rotation in 2009	7.5 years

(1)	Full time director.

(2)	Non-full time independent director.

(3)	Reappointed at the 23rd Annual General Meeting of Shareholders held on July 24, 2007

(4)	Director liable to retire by rotation provided us with a notice of his unwillingness to be re-appointed and ceased to be a member of the Board of Directors effective as of May 20, 2008.
     The terms of the contracts with our full-time directors are also disclosed to all the shareholders in the notice of the general meeting. The directors are not eligible for any termination benefit on the termination of their tenure with us.
Committees of the Board
     Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We have six Board-level Committees:
•	Audit Committee.

•	Compensation Committee.

•	Governance Committee.

•	Shareholders’ Grievance Committee.

•	Management Committee.

•	Investment Committee.
     The details of the Audit Committee, Compensation Committee and Governance Committee are discussed hereunder.
     Audit Committee. Our management is primarily responsible for our internal controls and financial reporting process. Our independent registered public accounting firm is responsible for performing independent audits of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial controls and reporting.
     The Audit Committee consists of the following three non-full time independent directors:

•	Dr. Omkar Goswami (Chairman)

•	Ms. Kalpana Morparia

•	Mr. Ravi Bhoothalingam
     Our Company Secretary is the Secretary of the Audit Committee. This Committee met on four occasions during fiscal 2008. Our independent registered public accounting firm was present at all Audit Committee meetings during the year.
     The primary responsibilities of the Audit Committee are to:
•	Supervise the financial reporting process;

•	Review the financial results, along with the related public filings, before recommending them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with independent registered public accounting firm on the nature and scope of audits, and any views that they have about the financial control and reporting processes;

•	Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of independent registered public accounting firm and their fees;

•	Review the independence of our independent registered public accounting firm;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our Indian and foreign subsidiaries;

•	Review related party transactions; and

•	Review the functioning of our whistle blower policies and procedures.
     Compensation Committee. The Compensation Committee considers and recommends to the Board the compensation of the full time directors and executives above Vice-President level, and also reviews the remuneration package that we offer to different grades/levels of our employees. The Compensation Committee also administers our Employee Stock Option Scheme.
     The Compensation Committee consists of the following four non-full time, independent directors:
•	Mr. Ravi Bhoothalingam (Chairman)

•	Dr. J.P. Moreau

•	Ms. Kalpana Morpaira

•	Mr. P. N. Devarajan
     The Chief of Human Resources is the Secretary of the Committee. The Compensation Committee met four times during fiscal 2008.
     Governance Committee. The primary function of the Governance Committee is to assist the Board of Directors in fulfilling its responsibilities by reviewing and making recommendations to the Board regarding the Board’s composition and structure, establishing criteria for Board membership and evaluating corporate policies relating to the recruitment of Board members and establishing, implementing and monitoring policies and processes regarding principles of corporate governance in order to ensure the Board’s compliance with its fiduciary duties.
     The Governance Committee consists of the following three non-full time, independent directors:
•	Mr. Anupam Puri (Chairman)

•	Prof. Krishna G. Palepu

•	Dr. Omkar Goswami
     Our Company Secretary is the Secretary of the Committee. The Governance Committee met once during fiscal 2008.
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
We have a Governance Committee composed entirely of independent directors which meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of the Governance Committee.

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

Listed companies must have an audit committee that satisfies the	Our Audit Committee satisfies the requirements of Rule 10A-3

Standard for U.S. NYSE Listed Companies	Our practice
requirements of Rule 10A-3 under the Exchange Act	under the Exchange Act.

The audit committee must have a minimum of three members all being independent directors. The audit committee must have a written charter that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have an Audit Committee composed of three members, all being independent directors. The committee has a written charter that meets these requirements. We also have an internal audit function. We do not have a practice of evaluating the performance of our Audit Committee.

Each listed company must have an internal audit function.	We have an Internal Audit function.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plan was approved by our shareholders.

Listed companies must adopt and disclose corporate governance guidelines.	We have not adopted corporate governance guidelines.

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
We filed our most recent written certification on September 26, 2007

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
We filed our most recent written affirmation on September 28, 2007
6.D. Employees
     The following table sets forth the number of our employees during fiscal 2006, 2007 and 2008.
For the Fiscal Year Ended March 31, 2008

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	50	3,276	3,326
Sales and Marketing(2)	45	261	3,079	3,385
Research and Development	18	—	1,708	1,726
Others(3)	46	184	908	1,138

Total	109	495	8,971	9,575

For the Fiscal Year Ended March 31, 2007

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	29	3,566	3,595
Sales and Marketing(2)	21	299	2,546	2,866
Research and Development	18	—	1,381	1,557
Others(3)	58	182	920	1,002

Total	97	510	8,413	9,020

For the Fiscal Year Ended March 31, 2006

	North America	Europe	Rest of the World	Total
Manufacturing(1)	—	56	2,841	2,897
Sales and Marketing(2)	27	291	2,268	2,586
Research and Development	19	—	1,167	1,186
Others(3)	32	129	695	856

Total	78	476	6,971	7,525

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.
     We have not experienced any material work stoppages in the last three fiscal years and we consider our relationship with our employees and labor unions to be good. Approximately 10% of our employees belong to labor unions. We did not experience any strikes at our manufacturing facilities in fiscal 2008.
6.E. Share ownership
     The following table sets forth, as of March 31, 2008 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

		% of
	No. of shares	outstanding	No. of	Fiscal Year
Name	held(1),(3)	capital	options held	of the Grant	Exercise price		Expiration date
Dr. K. Anji Reddy(2),(4)	800,956	0.48%	—	—		—	—
Mr. G.V. Prasad(4)	1,355,840	0.81%	—	—		—	—
Mr. Satish Reddy(4)	1,205,832	0.72%	—	—		—	—
Mr. Anupam Puri	1,500		9,000	2007	Rs.	5.00	(6)
			1500	2007		5.00	(7)
Dr. J P Moreau			—	—		—	—
Ms Kalpana Morparia			—	—		—	—
Prof. Krishna G Palepu	1,500		9,000	2007		5.00	(6)
			1,500	2007		5.00	(7)
Dr. Omkar Goswami	6,000		3,000	2005		5.00	(5)
			3,000	2007		5.00	(6)
Mr. P.N. Devarajan	6,200		3,000	2005		5.00	(5)
			3,000	2007		5.00	(6)
Mr. Ravi Bhoothalingam	6,000		3,000	2005		5.00	(5)
			3,000	2007		5.00	(6)
Mr. Abhijit Mukherjee	11,800		6,600	2005		5.00	(5)
			6,000	2006		5.00	(5)
			8,000	2007		5.00	(5)
Mr. Amit Patel			4,000	2004		442.50	(5)
			1,400	2005		5.00	(5)

		% of
	No. of shares	outstanding	No. of	Fiscal Year
Name	held(1),(3)	capital	options held	of the Grant	Exercise price	Expiration date
			1,250	2005	5.00	(5)
			10,650	2007	5.00	(8)
Arun Sawhney	12,740		8,570	2005	5.00	(5)
			4,800	2006	5.00	(5)
			8,000	2007	5.00	(5)
Mr. Ashwani Kumar Malhotra	16,564		6,502	2005	5.00	(5)
			3,750	2006	5.00	(5)
			6,000	2007	5.00	(5)
Dr. C. Cartikeya Reddy			2,400	2005	5.00	(5)
			2,000	2006	5.00	(5)
			4,000	2007	5.00	(5)
Mr. Jaspal Singh Bajwa	13,500		8,500	2005	5.00	(5)
			6,000	2006	5.00	(5)
			8,000	2007	5.00	(5)
Mr. Jeffrey Wasserstein			22,000	2007	5.00	(8)
Mr. K.B. Sankara Rao	42,744	0.03	12,160	2005	5.00	(5)
			6,400	2006	5.00	(5)
			6,000	2007	5.00	(5)
Mr. Mark Hartman			20,000	2003	441.50	(5)
			12,000	2004	442.50	(5)
			20,000	2007	5.00	(8)
Mr. Prabir Kumar Jha	4,550		2,300	2005	5.00	(5)
			1,950	2006	5.00	(5)
			4,000	2007	5.00	(5)
Dr. Rajinder Kumar			7,500	2007	5.00	(6)
Mr. Raghu Cidambi	15,250		12,000	2005	5.00	(5)
			3,750	2006	5.00	(5)
Mr. Saumen Chakraborty	28,850	0.02	5,000	2003	441.50	(5)
			7,550	2005	5	(5)
			6,000	2006	5.00	(5)
			8,000	2007	5.00	(5)
Mr. V.S. Vasudevan	—		11,480	2002	531.51	(5)
			20,000	2003	441.50	(5)
			20,000	2004	442.50	(5)
			50,000	2005	362.50	(5)
			8,000	2006	5.00	(5)
			7,000	2007	5.00	(5)

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	All shares have voting rights.

(4)	Not eligible for grant of Stock Options.

(5)	The expiration date is five years from the date of vesting. The options vest in annual increments over a period of four years.

(6)	The expiration date is five years from the date of vesting. The options vest in one year.

(7)	The expiration date is five years from the date of vesting. The options vest in two years.

(8)	The expiration date is five years from the date of vesting. The options vest in three years.

Employee Stock Incentive Plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”)
     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of the Company and all employees and directors of its subsidiaries. The Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The maximum contractual term for stock options granted pursuant to the DRL 2002 Plan is generally five years. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years.
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     After the stock split effected in the form of a stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of Options
	Options granted	granted Under
Particulars	Under category A	category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
     In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.
     At its meeting in October, 2007, the Compensation Committee proposed that the Company should absorb the full liability of Fringe Benefit Tax on exercise of all stock options granted until the date of this resolution. Further, in respect of new grants to be made by the Company subsequent to the date of this resolution, Fringe Benefit Tax will be recovered from employees upon exercise of stock options.

     The above amendment is to be proposed at the next Annual General Meeting of the shareholders, which is currently proposed to be held in July 2008.
     Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:
Category A — Fair Market Value Options

	Fiscal Year Ended March 31, 2006
						Weighted
				Weighted		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	597,900	Rs.	373.5-574.5	Rs.	488.66	50
Granted during the year	65,000		362.5		362.5	81
Expired/forfeited during the year	(273,400)		362.5-574.5		472.18	—
Exercised during the year	(155,000)		441.5-488.65		471.92	—

Outstanding at the end of the year	234,500		362.5-531.51		439.43	64

Exercisable at the end of the year	75,764	Rs.	362.5-531.51	Rs.	471.93	45

Category A — Fair Market Value Options

	Fiscal Year Ended March 31, 2007
						Weighted
				Weighted		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	234,500		362.5-531.51		439.43	64
Expired/forfeited during the year	(11,600)		441.5-574.5		527.8	—
Exercised during the year	(31,320)		441.5-531.51		477.4	—

Outstanding at the end of the year	191,580		362.5-531.51		427.9	54

Exercisable at the end of the year	103,680	Rs.	362.5-531.51	Rs.	447.58	38

Category A — Fair Market Value Options

	Fiscal Year Ended March 31, 2008
						Weighted
				Weighted		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	191,580	Rs.	362.5-531.51	Rs.	427.9	54
Expired/forfeited during the year	(2,100)		442.5		442.5	—
Exercised during the year	(30,700)		441.5-531.51		458.32	—

Outstanding at the end of the year	158,780		362.5-531.51		421.79	44

Exercisable /vested at the end of the year	119,830		362.5-531.51		433.05	36

Expected to vest at the end of the year	33,030	Rs.	362.5-442.50	Rs.	387.20	67

Category B — Par Value Options

	Fiscal Year Ended March 31, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising			exercise		contractual life
	out of options	Exercise price		price		(months)
Outstanding at the beginning of the year	759,098	Rs.	5	Rs.	5	84
Granted during the year	433,720		5		5	81
Forfeited during the year	(266,608)		5		5	—
Exercised during the year	(196,242)		5		5	—

Outstanding at the end of the year	729,968		5		5	81

Exercisable at the end of the year	36,272	Rs.	5	Rs.	5	59

Category B — Par Value Options

	Fiscal Year Ended March 31, 2007
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising			exercise		contractual life
	out of options	Exercise price		price		(months)
Outstanding at the beginning of the year	729,968	Rs.	5	Rs.	5	81
Granted during the year	427,060		5		5	81
Forfeited during the year	(76,056)		5		5	—
Exercised during the year	(191,720)		5		5	—

Outstanding at the end of the year	889,252		5		5	77

Exercisable at the end of the year	43,256	Rs.	5	Rs.	5	51

Category B — Par Value Options

	Fiscal Year Ended March 31, 2008
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising			exercise		contractual life
	out of options	Exercise price		price		(months)
Outstanding at the beginning of the period	889,252	Rs.	5	Rs.	5	77
Granted during the period	386,060		5		5	91
Forfeited during the period	(133,240)		5		5	—
Surrendered by employees during the period	(138,418)		5		5	—
Exercised during the period	(229,866)		5		5	—

Outstanding at the end of the period	773,788		5		5	74

Exercisable/vested at the end of the period	72,364		5		5	50

Expected to vest at the end of the year	594,808	Rs.	5	Rs.	5	76

     The weighted average grant date fair value of options granted during the year ended March 31, 2006 under category A – Fair market value options was Rs.293.42. The weighted average grant date fair value of options granted during the years ended March 31, 2006, 2007 and 2008 under category B par value options was Rs.705.88, Rs.575.36 and Rs.549.57, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2006, 2007 and 2008 was Rs.142 million, Rs.145 million and Rs.151 million, respectively. As of March 31, 2008, options outstanding and exercisable/vested under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.481 million and Rs.61 million, respectively. As of March 31, 2008, the intrinsic value of options expected to vest under the DRL 2002 plan (both category A and B) had an aggregate intrinsic value of Rs. 355 million.

Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
     The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and all employees and directors of its subsidiaries. The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The maximum contractual term for aforementioned stock option plan is generally five years. The options issued under DRL 2007 plan vest in periods ranging between one and four years.
     The DRL 2007 Plan provides for grant of stock options in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity share on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity share (i.e., Rs.5 per option).
     Stock option activity under the DRL 2007 Plan during the year ended March 31, 2008 was as follows:
Category B — Par Value Options

	Fiscal Year Ended March 31, 2008
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising			exercise		contractual life
	out of options	Exercise price		price		(months)
Granted during the year	206,818	Rs.	5	Rs.	5	84
Forfeited during the year	(24,040)		5		5	—

Outstanding at the end of the year	182,778		5		5	73

Exercisable/vested at the end of the year	—		—		—	—

Expected to vest at the end of the year	154,996	Rs.	5	Rs.	5	73

     The weighted average grant date fair value of options granted during the year ended March 31, 2008 under category-B par value options was Rs.550.95. As of March 31, 2008, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.107 million. As of March 31, 2008, the intrinsic value of options expected to vest under the DRL 2002 plan (both category A and B) had an aggregate intrinsic value of Rs. 91 million.

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”)
     Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Aurigene Employee Plan”) to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at an exercise price as determined by Aurigene’s Compensation Committee. The maximum contractual term for aforementioned stock option plan is generally three years. The options issued under Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant.
     During the year ended March 31, 2008, the Aurigene Employee Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for recovery from employees of any Fringe Benefit Taxes assessed under Indian tax laws as a result of the exercise of such options.
     As of March 31, 2008, there were 2,961,116 stock options outstanding under the Aurigene Employee Plan.
     Stock option activity under the Aurigene Employee Plan was as follows:

	Fiscal Year Ended March 31, 2006
				Weighted-		Weighted- average
	Shares arising	Exercise		average exercise		remaining contractual life
	out of options	price		price		(months)
Outstanding at the beginning of the year	197,178	Rs.	10	Rs.	10	59
Granted during the year	500,000		10		10	70
Expired/forfeited during the year	(168,271)		10		10	—

Outstanding at the end of the year	528,907	Rs.	10	Rs.	10	67

Exercisable at the end of the year	—		—		—	—

	Fiscal Year Ended March 31, 2007
				Weighted-		Weighted- average
	Shares arising	Exercise		average exercise		remaining contractual life
	out of options	price		price		(months)
Outstanding at the beginning of the year	528,907	Rs.	10	Rs.	10	67
Granted during the year	910,786		10		10	66
Expired/forfeited during the year	(256,110)		10		10	—

Outstanding at the end of the year	1,183,583		10		10	62

Exercisable at the end of the year	7,470	Rs.	10	Rs.	10	28

	Fiscal Year Ended March 31, 2008
		Range of		Weighted-		Weighted- average
	Shares arising	Exercise		average exercise		remaining contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the year	1,183,583	Rs.	10	Rs.	10	62
Granted during the year	1,877,369		14.99		14.99	42

Expired/forfeited during the year	(99,836)		10.00		10.00	—

Outstanding at the end of the year	2,961,116		10-14.99		13.16	45

Exercisable/vested at the end of the year	1,260,815		10-14.99		14.75	33
Expected to vest at the end of the year	1,441,855	Rs.	10-14.99		12.18	54

     The option weighted average grant date fair value of options granted under the Aurigene Employee Plan during the years ended March 31, 2006, 2007 and 2008 was Rs.4.01, Rs.3.11 and Rs.18.35, respectively. As of March 31, 2008, options outstanding and exercisable under Aurigene ESOP Plan had an aggregate intrinsic value of Rs.47 million and Rs.18 million, respectively. As of March 31, 2008, the intrinsic value of options expected to vest under the DRL 2002 plan (both category A and B) had an aggregate intrinsic value of Rs. 26 million.
Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan (the “Aurigene Management Plan”)
     In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s Compensation Committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
     For the years ended March 31, 2006, 2007 and 2008 an amount of Rs.162,249, Rs.190,186 and Rs.257,788 respectively, has been recorded as total employee stock based compensation expense under all the plans. As of March 31, 2008, there is approximately Rs.228,868 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.03 years. The FBT expense incurred during the year ended March 31, 2008 was Rs.34,957.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major shareholders
     All of our equity shares have the same voting rights. A total of 25.14% of our equity shares are held by the following parties:
•	Dr. K. Anji Reddy (Chairman),

•	Mr. G .V. Prasad (Vice Chairman and Chief Executive Officer),

•	Mr. Satish Reddy (Managing Director and Chief Operating Officer),

•	Mrs. K. Samrajyam, wife of Dr. K. Anji Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and

•	Dr. Reddy’s Holdings Private Limited (a company in which Dr. K. Anji Reddy owns 40% of the equity and the remainder is held by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members)
     The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2008:

	Equity Shares Beneficially Owned (1)
	Number	Percentage
Name	of Shares	of Shares
Dr. K. Anji Reddy (2)	38,599,246	22.95%
Mr. G.V. Prasad	1,355,840	0.81%
Mr. Satish Reddy	1,205,832	0.72%
Family Members	1,116,856	0.66%
Subtotal	42,277,774	25.14%

Others/public float	125,894,972	74.86%

Total number of shares outstanding	168,172,746	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provides that shares are beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)	Dr. Reddy’s Holdings Private Limited owns 37,798,290 equity shares of Dr. Reddy’s Laboratories Limited. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Private Limited. The remainder is owned by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members. The entire amount beneficially owned by Dr. Reddy’s Holdings Private Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy.
     As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.
     The following shareholders hold more than 5% of our equity shares as of March 31, 2008:

Name	March 31, 2008		March 31, 2007		March 31, 2006
	No. of equity	% of equity	No. of equity	% of equity	No. of equity	% of equity
	shares held	shares held	shares held(1)	shares held	shares held(1)	shares held
Dr. Reddy’s Holdings Pvt. Limited	37,798,290	22.48	37,798,290	22.51	37,786,490	24.64
Life Insurance Corporation of India	20,619,743	12.26	13,323,325	7.93	10,312,022	6.72

(1)	Our Board of Directors, at its meeting held on May 31, 2006, recommended the issuance of a one-for-one stock split effected in the form of a stock dividend, which was approved by the shareholders in the Annual General Meeting held on July 28, 2006. The Board paid the above stock split effected in the form of a stock dividend on August 30, 2006 to all of our shareholders of record on August 29, 2006. Accordingly, the number of equity shares held as on March 31, 2006 have been adjusted to reflect the above stock split effected in the form of a stock dividend.
As of March 31, 2008, we had 168,172,746 outstanding equity shares. As of March 31, 2008, there were 100,397 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2008, 16.75% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2008 we had approximately 22,600 ADS holders on record in the United States.
7.B. Related party transactions
We have entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Private Limited for purchase and sale of active pharmaceutical ingredients and intermediates and purchase of land;

•	Dr. Reddy’s Foundation for Human and Social development towards contribution for social development;

•	K.K Enterprises for availing packaging services for formulation products; and

•	SR Enterprises for transportation services.
      Our directors have either a significant ownership interest, controlling interest or exercise significant influence over these entities (“significant interest entities”).

     We have carried out transactions with its two affiliates, Perlecan Pharma and Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses incurred by us on behalf of Perlecan Pharma, revenue from research services performed by us for Perlecan Pharma and purchase of active pharmaceutical ingredients by us from Reddy Kunshan. We have also entered into cancelable operating lease transactions with our directors and their relatives. Further, we have also provided certain short term interest free loans to its employees which are recovered on a regular basis through salary deductions.
     One of our former executives and U.S. general counsel (resigned effective July 31, 2006) is a shareholder of a law firm that we engage for provision of legal services. Legal fees paid by us to this law firm during the period this former executive was in our employment were Rs.466.6 million, Rs.153.6 million, (until the date of his resignation) and Rs.0 during the years ended March 31, 2006, 2007 and 2008, respectively. Following this executive’s resignation, we continue to obtain legal services from the law firm in which he is shareholder.
The following is a summary of significant related party transactions:

	Fiscal Year Ended March 31,
	2006	2007	2008
	Rs. in millions
Purchases from:
Significant interest entities	129.3	260.7	219.0
Affiliates	5.4	—	—

Contribution to a significant interest entity towards social development	53.6	34.1	113.6

Revenue from:
Significant interest entities	32.3	—	88.5
Affiliates	—	139.3	40.1

Reimbursement of research and development expenses from:
Affiliates	—	372.6	89.5

Lease rental paid under cancelable operating leases to:
Directors and their relatives	18.9	21.9	22.6

General and administrative expenses paid to:
Significant interest entities	7.4	9.2	12.6

Advance paid to a significant interest entity towards purchase of land:	—	—	680.0

We have the following amounts due from related parties:

	As of March 31,
	2007	2008
	Rs. in millions
Significant interest entities	—	26.4
Directors and their relatives	4.4	4.3
Employee loans (interest free)	2.4	19.4
Affiliates	143.1	27.0

	149.9	77.1
Less: Current portion	145.1	72.8

	4.8	4.3

The above table does not include an amount of Rs.680,0 million paid as an advance towards the purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress.
We have the following amounts due to related parties (current):

	As of March 31,
	2007	2008
	Rs. in millions
Significant interest entities	0.9	16.8

	0.9	16.8

Employee loans outstanding as of March 31, 2008 are repayable within the year ending March 31, 2009
7.C. Interests of experts and counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated statements and other financial information
     The following financial statements and auditors’ report for fiscal 2008 are included in Item 18 of this report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2007 and 2008.

•	Consolidated Statements of Operations for the years ended March 31, 2006, 2007 and 2008.

•	Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended March 31, 2006, 2007 and 2008.

•	Consolidated Statements of Cash Flow for the years ended March 31, 2006, 2007 and 2008.

•	Notes to the Consolidated Financial Statements.
Amount of Export Sales
     For the fiscal year ended March 31, 2008, our export revenues were Rs.39,555.0 million, contributing 79.1% to our total revenues.

Legal Proceedings
Patent Challenges
     At times, following our determination that NDA holder’s patent is invalid or not infringed by our products, we seek to develop generic products for sale prior to patent expiration in various countries. In the United States, to obtain generic approval for a product prior to the expiration of the NDA holder’s patent, we challenge it. As a result of invoking such patent challenge procedures, in the ordinary course of business we often become a party to, and expect to continue to be involved in, patent litigation regarding the validity or infringement of patents owned by NDA holders. Additionally, in the ordinary course of business, we defend our right to use certain manufacturing processes in litigation related to process patents owned by NDA holders and third parties.
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
     The total compensation that we have paid to date at the direction of the High Court is Rs.2.013 million. Such payments were made during fiscal years 1993, 1994, 1996, 1997, 2001 and 2004 and have been charged to our income statement in the year of payment. Such payments were made in full to the extent demanded from us by the High Court. Although the matter is still pending before the courts, in consultation with our external legal counsel in India, we consider the possibility of additional liability to be remote. We cannot estimate our loss or liability in the event that we are unsuccessful in this litigation. Even if we are discharged from this litigation, the amount already paid to the High Court will not be refunded to us.
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
     During fiscal 2006, we received a notice from the Government of India demanding the recovery of the price we charged for norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.285.0 million including interest thereon. We filed a writ petition in the High Court challenging the Government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered us to deposit 50% of the principal amount claimed by the Government of India, which amounts to Rs.77.1 million. We deposited this amount with the Government of India on November 14, 2005 while we await the outcome of our appeal with the Supreme Court. In February 2008, the High Court directed us to deposit additional amount of Rs.30.0 million, which was deposited by us in March 2008. We have fully provided for the potential liability related to the principal amount demanded (which is included under other current liabilities) and believe that the liability on account of interest and penalty is remote. In the event we are unsuccessful in our litigation at the Supreme Court, we will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest if any, the amounts of which are not readily ascertainable.

Excise litigation
     During fiscal 2003, 2005 and 2006, the Indian Central Excise authorities (the “Authorities”) issued a total of three demand notices on one of our vendors with regard to the assessable value of the products it supplied to us, and imposed a total of approximately Rs.435.3 million in claims and penalties against such vendor. We were named as a co-defendant in the notices given during fiscal 2003 and 2005 and, as a result, the Authorities assessed claims and penalties against us in an aggregate amount of Rs.76.50 million. We filed appeals against these notices.
     On August 31, 2006 and September 30, 2006 we attended the hearings concluded by the Customs, Excise and Service Tax Appellate Tribunal (“CESTAT”) on the matter. On October 31, 2006, the CESTAT passed an order in our favor setting aside all the above demands. On July 20, 2007, the Authorities appealed against the order in the Supreme Court. We believe that the ultimate outcome of this matter is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
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
     In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to our fexofenadine hydrochloride tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, we could lose our trial and thereby be required to pay damages related to the sales of our fexofenadine hydrochloride tablets and be prohibited from selling those products in the future. We believe that the ultimate outcome of this matter is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
Fosamax writ petition
     In March 2007, the European patent for Fosamax (Merck & Co.’s brand name for alendronate sodium), the generic version of which we and several other companies sell in Germany, was reinstated in favor of Merck & Co. betapharm has filed protective writs to prevent a preliminary injunction without a hearing. As of March 31, 2008, no injunction had been granted to Merck & Co. Based on a legal evaluation, we continue selling the generic version of the product and believe that the European patent reinstatement does not affect our ability to sell our generics version of the product in Germany. We do not believe that the ultimate outcome of this patent reinstatement matter will have a material adverse effect on our financial position, results of operations or cash flows in any given accounting period.

Oxycodon litigation
     We are aware of litigation with respect to one of our suppliers for Oxycodon which we and several other companies sell in Germany. The innovator company has claimed an infringement of formulation patents and has sued our supplier. In April 2007 the court rejected an application for a preliminary injunction by the innovator company against our supplier. As of March 31, 2008, we, based on a legal evaluation continue to sell the product and believe that the patent infringement case does not affect our supplier’s to sell. We do not believe that this will have any material impact on our financial position, results of operations or cash flows in any given accounting period.
Investigation by U.S. Federal Trade Commission
     In April, 2008, we received a Civil Investigative Demand (“CID”) from the United States Federal Trade Commission (“FTC”). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. We have been informed that the focus of the civil antitrust investigation relates to the settlement arrangement entered into between us and UCB Pharma Inc. resolving a patent litigation concerning levetiracetam. We believe that the terms of this settlement arrangement are consistent with all applicable antitrust laws. We are cooperating fully with the FTC regarding this investigation and believe that the investigation will not have any effect on our financial position, results of operations or cash flows in any given accounting period.
Others
     We and our affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. We believe that there are no such pending matters that are expected to have any material adverse effect on our financial position, results of operations or cash flows in any given accounting period.
Dividend Policy
     In the fiscal years ended March 31, 2005, 2006 and 2007, our shareholders declared cash dividends of Rs.2.50, Rs.2.50 and Rs.3.75, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. For the fiscal year ended March 31, 2008, the Board of directors recommended a cash dividend of Rs.3.75 per share subject to Shareholder’s approval at the General Meeting.
     Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are converted by the Depositary into U.S. Dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.
8.B. Significant changes
     In April 2008, we acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration (subject to adjustments for working capital, etc.) of Rs. 1,354 million (U.S. $ 33.5 million). The acquisition includes customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom.
     In April 2008, we acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, for a total cash consideration (subject to adjustments for working capital, etc.) of Rs. 146 million (Euro 2.3 million).
     In April 2008, we acquired BASF’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, USA for a total consideration (subject to adjustments for working capital, etc.) of Rs. 1,607 million (U.S. $ 39.8 million). The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the United States. This business includes customer contracts, related ANDAs and NDAs, and trademarks, as well as the Shreveport manufacturing facility.

ITEM 9. THE OFFER AND LISTING
9.A. Offer and listing details
Information Regarding Price History
     The following tables set forth the price history for our shares on the Bombay Stock Exchange Limited, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Fiscal Year	Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
2008	760.00	501.00	18.66	13.07
2007	877.00	608.00	19.06	12.31
2006	756.50	306.50	16.67	7.46
2005	501.45	326.25	12.40	7.53
2004	735.00	404.00	16.53	8.79

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Quarter Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
June 30, 2006	877.00	579.00	19.06	12.31
September 30, 2006	758.50	700.00	16.06	15.05
December 31, 2006	840.00	701.00	18.54	15.25
March 31, 2007	835.00	608.00	18.70	13.85
June 30, 2007	757.00	608.90	17.49	14.97
September 30, 2007	694.00	603.30	17.04	14.83
December 31, 2007	748.00	580.00	18.52	14.76
March 31, 2008	760.00	501.00	18.66	13.07

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
October 31, 2007	669.90	580.00	17.05	15.06
November 30, 2007	635.00	595.00	16.13	14.76
December 31, 2007	748.00	625.25	18.52	15.76
January 31, 2008	760.00	520.00	18.66	13.62
February 29, 2008	589.50	501.00	14.75	13.21
March 31, 2008	605.00	506.00	15.03	13.07
Source: www.bseindia.com and www.adr.com, respectively.

(1)	Stock prices per share reflect a stock split effected in the form of a stock dividend, effective on August 30, 2006, of one equity share for each equity share held by our shareholders as of August 29, 2006.

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
9.D. Selling shareholders
     Not applicable.
9.E. Dilution
     Not applicable.
9.F. Expenses of the issue
     Not applicable.

ITEM 10. ADDITIONAL INFORMATION
10.A. Share capital
     Not applicable.
10.B. Memorandum and articles of association
     Dr. Reddy’s Laboratories Limited was incorporated under the Indian Companies Act, 1956. We are registered with the Registrar of Companies, Andhra Pradesh, and Hyderabad, India as Company No. 4507 (Company Identification No. L85195AP1984PLC0004507). Our registered office is located at 7-1-27, Ameerpet, Hyderabad — 500 016, India and the telephone number of our registered office is +91-40-23731946. The summary of our Articles of Association and Memorandum of Association that is included in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission’s (the “SEC”) on April 11, 2001, together with copies of the Articles of Association and Memorandum of Association that are included in our registration statement on Form F-1, are incorporated herein by reference.
     The Memorandum and Articles of Association were amended at the 17th Annual General Meeting held on September 24, 2001, 18th Annual General Meeting held on August 26, 2002 and 20th Annual General Meeting held on July 28, 2004 and 22nd Annual General Meeting held on July 28, 2006. A full description of these amendments was given in the Form 20-F filed with the SEC on September 30, 2003, September 30, 2004 and October 2, 2006, which description is incorporated herein by reference. The Memorandum and Articles of Association were further amended at the 22nd Annual General Meeting held on July 28, 2006 to increase the authorized share capital in connection with the stock split effected in the form of a stock dividend that occurred on August 30, 2006.
10.C. Material contracts
     Other than the contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries is a party for the two years immediately preceding the date of this Form 20-F.
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
     In our case, our shareholders have passed a resolution enhancing the limits of portfolio investment by foreign institutional investors in the aggregate to 49%. Non-Resident Indians in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments. Holders of ADSs are not subject to the rules governing FIIs unless they convert their ADSs into equity shares. As of March 31, 2008, FII’s are holding 24.81-% and NRI’s 1.92-% of our equity shares.
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
     Taxation of Distributions.
     a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 16.995%, including applicable surcharges and the special levy called the “Education and Higher Education Cess (education cess) “, on the total amount it distributes, declares or pays as a dividend.
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
     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax (i) at variable rates with a maximum rate of 42.23%, including the prevailing surcharge and education cess, in the case of a foreign company and (ii) in the range of 30.9% to 33.99%, including the applicable surcharge, in the case of resident employees and of non-resident individuals with taxable income over Rs.500,000 (effective as of April 1, 2008).
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
10.F. Dividends and paying agents
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long term debt.
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
     We have a written treasury policy, and we do regular reconciliations of our positions with our counter-parties. In addition, internal audits of the treasury function are performed at regular intervals.

Components of Market Risk
Foreign Exchange Rate Risk
     Our exchange rate risk arises from our foreign exchange revenues, primarily in U.S. dollars, British pounds and euros and foreign currency debt in U.S. dollars and euros
     Our functional currency is the Indian rupee. But a significant portion of our revenues are in U.S. dollars and in Euro. The exchange rate between Indian rupees and U.S. dollars has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of Indian rupees against U.S. dollars can adversely affect our results of operations.
     We purchases forward foreign exchange contracts and option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies.
     As of March 31, 2007, we had forward contracts to sell in the amount of U.S.$397.5 million and Euros 11 million and also had net purchased options to sell in the amount of Euros 30 million. As of March 31, 2008, we had forward contracts to sell and buy in the amount of U.S.$137.5 million and U.S.$77.2 million respectively. In addition, we had net purchased options to sell in the amount of U.S.$270 million and Euros 5 million.
Sensitivity Analysis of Exchange Rate Risk
     A Rs.1 decrease/increase in the spot rate for exchange of Indian rupees with U.S. dollars would result in an approximately Rs.330.3 million increase/decrease in the fair value of our short U.S. dollars/Indian rupees forward and option contracts outstanding as of March 31, 2008.
     A U.S.$0.01 decrease/increase in the spot rate for exchange of U.S. dollars with Euro would result in approximately Rs.0.05 million increase/decrease in the fair value of our short Euro/U.S.$ option contracts outstanding as of March 31, 2008.
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
Interest Rate Risk
     As of March 31, 2008 we had a loan of Euros 218.9 million at an interest rate of 6-month Euribor plus 70 basis points and $12.2 million at an interest rate of 6-month Libor plus 70 basis points. This exposes us to risk of changes in interest rates, particularly Euribor. Our investments in bank fixed deposits and short-term liquid mutual funds do not expose us to significant interest rate risk.

Amount of Long Term Loans as at March 31,
	2008	2007	2006
Rupee term loans*	Rs.13.3 million	Rs.19.2 million	Rs.25.1 million

Foreign currency loans	Euros 218.9 million and U.S.$12.2 million	Euros 358 million and U.S.$12.7 million	Euros 400.0 million

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

     Interest Rate Profile. An interest rate profile of long-term debt is given below:

	For the Fiscal Year Ended March 31,
	2008	2007	2006
Foreign Currency Loans	6-month Euribor +70bps - 200 bps & 6month Libor +70 bps	6-month Euribor +70 - 200 bps & 6month Libor+70 bps	1-month Euribor + 150 bps

Rupee Term Loans*	2%	2%	2%

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     As of March 31, 2008, we have not entered into any derivative financial instruments to hedge our interest rate risk.
     Maturity Profile.
     A maturity profile of Long term loans outstanding is as follows:

	Rupee Term Loans	Foreign Currency Loans	Foreign Currency Loans
Maturing in Year ending March 31,	(Rs.in thousands)	(Euros in thousands)	(Dollars in thousands)
2009	5,920	27,360	1,524
2010	5,920	50,160	2,794
2011	1,465	59,280	3,302
2012	0	82,080	4,572
Thereafter	0	0	0

Total	13,305	218,880	12,192

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
Derivative financial instruments
     The contract or underlying principal amount of derivative financial instruments (in millions) at March 31, 2008 and 2007 are set forth by currency in the table below:

	For the Fiscal Year Ended March 31,
	2008			2007
	U.S.$	Euros	Rs.	U.S.$	Euros	Rs.
	millions	millions	millions	millions	millions	millions

Currency related instruments
Forward foreign exchange rate contracts (sell)	137.5	—	—	397.5	11	—
Forward foreign exchange rate contracts (buy)	77.2	—	—	—	—	—
Option contracts	270.0	5	—	—	30	—

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Modification in the rights of security holders
     None.
Use of Proceeds
     In November 2006, we completed a public offering of our American Depositary Shares (“ADS”) to investors. The offering consisted of 14,300,000 ADSs representing 14,300,000 equity shares having a par value of Rs.5 each, at an offer price of U.S.$16.00 per ADS. The proceeds of the offering (including sales pursuant to the underwriters’ over allotment option, but prior to the underwriting discount and commissions and expenses of the offering) were U.S.$228.8 million. We paid underwriting discounts and commission of approximately U.S.$4.0 million. Accordingly, the net proceeds from the offering after underwriting discounts and commissions was approximately U.S.$224.8 million. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or any affiliates.
     Out of the total net proceeds of U.S.$224.8 million that was raised, U.S.$23.9 million was utilized in fiscal 2007. Out of the balance proceeds of U.S.$200.9 million (Rs.8,732.9 million), Rs.2,725.2 million was utilized during fiscal 2008 to meet our working capital and capital expenditure requirements.
The remaining proceeds of Rs.6,007.7 million have been placed in mutual funds and deposit accounts in India.

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
     Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2008, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
     Management of Dr. Reddy’s Laboratories Limited (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC, internal control over financial reporting is a process designed under the supervision of the Company’s principal executive and principal financial officers, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.
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
     Management of the Company conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).
     Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2008.
     The effectiveness of the Company’s internal control over financial reporting as of March 31, 2008 has been audited by KPMG, the independent registered public accounting firm that audited the Company’s financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G. V. Prasad	/s/ Saumen Chakraborty
Vice-Chairman and Chief Executive Officer	Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.
     The following is the attestation report we received from KPMG on assessment of our internal control over financial reporting.
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited:
We have audited Dr. Reddy’s Laboratories Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, and our report dated June 19, 2008 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
Hyderabad, India,
June 19, 2008

(d) Changes in Internal Control over Financial Reporting
     During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Audit Committee is composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. As of March 31, 2008, no member of our audit committee met the requirements to be an audit committee financial expert under the SEC definition. We believe that the combined knowledge, skills and experience of the Board of Directors and their authority to engage outside experts as they deem appropriate to provide them with advice on the matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.
ITEM 16.B. CODE OF ETHICS
     We have adopted a code of business ethics applicable to our executive officers, directors and all other employees, including a separate code of ethics applicable to our senior financial office. This code has been revised, updated and adopted effective as of May 07, 2008. A copy of the code is available, without charge, to all of our employees upon request to our human resources department, to investors by contacting our investor relations department and to others if a written request is made to our Company Secretary at our corporate office situated at 7-1-27, Ameerpet, Hyderabad — 500 016, Andhra Pradesh, India. The code is also available on our corporate website, www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein. Any waivers of this code for executive officers or directors will be disclosed through filing of a Form 6-K. In addition, the audit committee of the Board of Directors has approved a whistleblower policy, which functions in coordination with our code of business ethics and provides an anonymous means for employees and others to communication with various internal organizations, including the audit committee of the Board of Directors.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth for the fiscal years ended March 31, 2007 and March 31, 2008, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Fiscal Year Ended
Type of Service	March 31, 2007		March 31, 2008		Description of Services
	(Rs. in millions)
Audit fees	Rs.	67.08	Rs.	44.83	Audit and review of financial statements
Audit related fees		—		8.20	Financial and tax due diligence services
Tax fees		0.33		0.75	Tax returns filing and transfer pricing related services
All other fees		0.91		2.39	Statutory certifications, information security reviews etc.

Total	Rs.	68.32	Rs.	56.17

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
ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     We have not sought any exemption from the listing standards for audit committees applicable to us as foreign private issuer.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     During fiscal 2008, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statement and auditors report for fiscal 2008 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets as of March 31, 2007 and 2008.

•	Consolidated Statements of Operations for the years ended March 31, 2006, 2007 and 2008.

•	Consolidated Statements of Stockholders Equity and Comprehensive Income for the years ended March 31, 2006, 2007 and 2008.

•	Consolidated Statements of Cash flows for the years ended March 31, 2006, 2007 and 2008.

•	Notes to the Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited:
We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 19, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Hyderabad, India
June 19, 2008

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

			As of March 31,
	2007		2008		2008
					Convenience
					translation into U.S.$
					(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	17,981,447	Rs.	7,398,285	U.S.$	184,865
Investment securities		15,325		4,753,580		118,780
Restricted cash		606,159		23,156		579
Accounts receivable, net of allowances		7,518,878		6,823,448		170,501
Inventories		7,545,580		11,132,830		278,182
Deferred income taxes and deferred charges		557,792		587,375		14,677
Due from related parties		145,086		72,817		1,820
Other current assets		3,096,129		3,828,714		95,670
Total current assets		37,466,396		34,620,205		865,073

Property, plant and equipment, net		12,427,798		16,765,432		418,926
Due from related parties		4,856		4,280		107
Investment securities		1,089,950		2,728		68
Investment in affiliates		225,905		237,054		5,923
Goodwill		15,540,688		16,978,916		424,261
Intangible assets, net		18,888,413		16,622,631		415,358
Other assets		275,097		213,810		5,343

Total assets	Rs.	85,919,103	Rs.	85,445,056	U.S.$	2,135,059

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks	Rs.	3,212,676	Rs	4,862,709	U.S.$	121,507
Current portion of long-term debt		3,670,266		1,814,806		45,347
Trade accounts payable		4,754,978		5,409,782		135,177
Due to related parties		871		16,750		419
Accrued expenses		3,958,539		4,155,252		103,829
Other current liabilities		2,936,103		3,132,965		78,284
Total current liabilities		18,533,433		19,392,264		484,563

Long-term debt, excluding current portion		17,870,983		12,864,163		321,443
Deferred income taxes		7,556,228		5,642,412		140,990
Other liabilities		369,758		479,633		11,984
Total liabilities	Rs.	44,330,402	Rs	38,378,472	U.S.$	958,981

Minority interest		10,473		—		—

Stockholders’ equity:
Equity shares at Rs.5 par value; 200,000,000 shares authorized; Issued and outstanding; 167,912,180 shares and 168,172,746 shares as of March 31, 2007 and March 31, 2008, respectively	Rs.	839,561	Rs.	840,864	U.S.$.	21,011
Additional paid-in capital		19,908,837		20,036,473		500,661
Equity options outstanding		564,937		709,006		17,716
Retained earnings		20,091,135		24,031,890		600,497
Treasury shares held by a consolidated trust: 82,800 shares		(4,882)		(4,882)		(122)
Accumulated other comprehensive income		178,640		1,453,233		36,313
Total stockholders’ equity		41,578,228		47,066,584		1,176,077

Total liabilities and stockholders’ equity	Rs.	85,919,103	Rs.	85,445,056	U.S.$	2,135,059

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Fiscal Year ended March 31,
	2006		2007		2008		2008
							Convenience
							translation into
							U.S.$
							(unaudited)
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.1,153,273, Rs.779,390 and Rs. 558,308 for the years ended March 31, 2006, 2007 and 2008, respectively)	Rs.	24,077,209	Rs.	64,185,378	Rs.	49,230,572	U.S.$	1,230,149
Service Income		142,317		882,172		740,232		18,497
License fees		47,521		27,542		34,822		870

		24,267,047		65,095,092		50,005,626		1,249,516
Cost of revenues		12,417,413		34,219,539		24,597,589		614,632

Gross profit		11,849,634		30,875,553		25,408,037		634,883
Operating expenses:
Selling, general and administrative expenses		8,028,884		14,051,137		15,175,243		379,191
Research and development expenses, net		2,152,950		2,462,660		3,532,878		88,278
Amortization expenses		419,867		1,570,894		1,614,806		40,350
Write-down of intangible assets		—		1,770,221		2,488,514		62,182
Impairment of goodwill		—		—		90,437		2,260
Foreign exchange (gain)/loss, net		126,342		(136,753)		(744,915)		(18,614)
Other operating (income)/expenses, net		(327,688)		(174,058)		(106,627)		(2,664)

Total operating expenses:		10,400,355		19,544,101		22,050,336		550,983

Operating income		1,449,279		11,331,452		3,357,701		83,901
Equity in (loss) / income of affiliates, net		(88,235)		(62,676)		1,783		45
Other income/(expense), net		526,279		(768,501)		78,656		1,965

Income before income taxes and minority interest		1,887,323		10,500,275		3,438,140		85,911
Income taxes (expense)/benefit		(258,390)		(1,176,936)		1,229,429		30,720
Minority interest		(76)		3,499		10,473		262

Net income	Rs.	1,628,857	Rs.	9,326,838	Rs.	4,678,042	U.S.$	116,893

Earnings per equity share
Basic	Rs.	10.64	Rs.	58.82	Rs.	27.83	U.S.$	0.69
Diluted	Rs.	10.62	Rs.	58.56	Rs.	27.73	U.S.$	0.69
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,093,316		158,552,422		168,075,840		168,075,840
Diluted		153,403,846		159,256,476		168,690,774		168,690,774
See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Fiscal year ended March 31, 2006, 2007 and 2008
(in thousands, except share data)

								Accumulated
				Additional				Other
	Equity Shares			Paid In		Comprehensive		Comprehensive

	No. of shares	Amount		Capital		Income		Income

Balance as of April 1, 2005	153,037,898	Rs	382,595	Rs.	10,089,152		—	Rs.	76,240
Issuance of equity shares on exercise of options	351,242		878		172,631		—		—
Cash dividends	—		—		—		—		—
Stock based compensation	—		—		—		—		—
Comprehensive income
Net income	—		—		—	Rs.	1,628,857		—
Translation adjustment	—		—		—		11,041		11,041
Unrealized loss on investments, net of tax benefit Rs 35,079	—		—		—		(120,844)		(120,844)

Comprehensive income	—		—		—	Rs.	1,519,054		—

Balance as of March 31, 2006	153,389,140	Rs.	383,473	Rs.	10,261,783		—	Rs.	(33,563)

Stock split effected in the form of a stock dividend	—		383,789		(383,789)		—		—
Issuance of equity shares on exercise of options	223,040		799		88,433		—		—
Commons stock issued	14,300,000		71,500		9,942,410		—		—

Cash dividends	—		—		—		—		—

Stock based compensation	—		—		—				—

Cumulative effect adjustment on adoption of SFAS 123 R	—		—		—		—		—

Comprehensive income

Net income	—		—		—	Rs.	9,326,838

Translation adjustment			—		—		251,353		251,353

Unrealized loss on investments, net of tax benefit Rs 127			—		—		(114)		(114)

Comprehensive income	—		—		—	Rs.	9,578,077

Initial adoption of SFAS 158, net of tax benefit Rs.20,019	—		—		—				(39,036)

Balance as of March 31, 2007	167,912,180	Rs.	839,561	Rs.	19,908,837			Rs.	178,640

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Fiscal year ended March 31, 2006, 2007 and 2008
(in thousands, except share data)
[Continued from above table, first column(s) repeated]

				Equity
	Equity Shares held by Controlled Trust			Options		Retained		Total Stockholders’
	No. of shares	Amount		Outstanding		Earnings		Equity

Balance as of April 1, 2005	82,800	Rs.	(4,882)	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159

Issuance of equity shares on exercise of options	—		—		(99,870)		—		73,639
Cash dividends	—		—		—		(436,368)		(436,368)
Stock based compensation	—		—		162,249		—		162,249
Comprehensive income
Net income	—		—		—		1,628,857		1,628,857
Translation adjustment	—		—		—		—		11,041
Unrealized loss on investments, net of tax benefit Rs 35,079	—		—		—		—		(120,844)
Comprehensive income	—		—		—		—		—

Balance as of March 31, 2006	82,800	Rs.	(4,882)	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733

Stock split effected in the form of a stock dividend	82,800		—		—		—		—

Issuance of equity shares on exercise of options	—		—		(73,571)		—		15,661

Commons stock issued	—		—		—		—		10,013,910

Cash dividends	—		—		—		(437,497)		(437,497)

Stock based compensation	—		—		190,186		—		190,186

Cumulative effect adjustment on adoption of SFAS 123 R	—		—		(14,806)		—		(14,806)
Comprehensive income
Net income	—		—		—		9,326,838		9,326,838
Translation adjustment	—		—		—		—		251,353
Unrealized loss on investments, net of tax benefit Rs 127	—		—		—		—		(114)
Comprehensive income	—		—		—		—		—
Initial adoption of SFAS 158, net of tax benefit Rs.20,019	—		—		—		—		(39,036)

Balance as of March 31, 2007	82,800	Rs.	(4,882)	Rs.	564,937	Rs.	20,091,135	Rs.	41,578,228

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Fiscal year ended March 31, 2006, 2007 and 2008
(in thousands, except share data)

				Additional
	Equity Shares			Paid In		Comprehensive		Accumulated Other
	No. of shares	Amount		Capital		Income		Comprehensive Income
Balance as of April 1, 2007	167,912,180	Rs.	839,561	Rs.	19,908,837		—	Rs.	178,640
Issuance of equity shares on exercise of options	260,566		1,303		127,636
Cash dividends
Stock based compensation	—		—		—				—
Comprehensive income	—		—		—				—
Net income	—		—		—		4,678,042		—
Translation adjustment, net of tax expense of Rs. 42,262	—		—		—		1,216,478		1,216,478
Unrealized gain on investments, net of tax expense Rs. 35,260	—		—		—		123,425		123,425
Actuarial gain/loss net, of tax benefit Rs. 18,771							(41,841)		(41,841)
Unrealized loss on cash flow hedging derivatives, net of tax benefit Rs. 12,085	—		—		—		(23,469)		(23,469)

Comprehensive income	—		—		—	Rs.	5,952,635		—

Balance as of March 31, 2008	168,172,746	Rs.	840,864	Rs.	20,036,473			Rs.	1,453,233

Convenience translation into U.S.$ (unaudited)		U.S.$	21,011	U.S.$	500,661			U.S.$	36,313

[Continued from above table, first column(s) repeated]

				Equity —
	Equity Shares held by a Controlled Trust			Options		Retained		Total Stockholders’
	No. of shares	Amount		Outstanding		Earnings		Equity
Balance as of April 1, 2007	82,800	Rs.	(4,882)	Rs.	564,937	Rs.	20,091,135	Rs.	41,578,228
Issuance of equity shares on exercise of options					(113,719)		—		15,220
Cash dividends							(737,287)		(737,287)
Stock based compensation	—		—		257,788		—		257,788
Comprehensive income	—				—		—
Net income	—		—		—		4,678,042		4,678,042
Translation adjustment, net of tax expense of Rs. 42,262	—		—		—		—		1,216,478
Unrealized gain on investments, net of tax expense Rs. 35,260	—		—		—		—		123,425
Actuarial gain/loss net, of tax benefit Rs. 18,771	—		—		—		—		(41,841)
Unrealized loss on cash flow hedging derivatives, net of tax benefit Rs. 12,085	—		—		—		—		(23,469)
Comprehensive income	—		—		—		—		—

Balance as of March 31, 2008	82,800	Rs.	(4,882)	Rs.	709,006	Rs.	24,031,890	Rs.	47,066,584

Convenience translation into U.S.$ (unaudited)		U.S.$	($122)	U.S.$	17,716	U.S.$	600,497	U.S.$	1,176,077

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Fiscal Year ended March 31,
	2006		2007		2008		2008
							Convenience
							translation into
							U.S.$
							(unaudited)
Cash flows from operating activities:
Net income	Rs	1,628,857	Rs.	9,326,838	Rs.	4,678,042	U.S.$	116,893

Adjustments to reconcile net income to net cash from operating activities:
Deferred tax benefit		(55,157)		(1,103,598)		(2,351,120)		(58,749)
(Gain)/loss on sale of available for sale securities, net		3,924		(869)		(110,269)		(2,755)
Depreciation and amortization		1,567,090		3,010,192		3,388,304		84,665
Write-down of intangible assets		—		1,770,221		2,488,514		62,182
Impairment of goodwill		—		—		90,437		2,260
Loss/(gain) on sale of property, plant and equipment		(320,361)		(67,039)		7,629		191
Provision for doubtful accounts receivable		33,629		151,620		226,932		5,665
Allowance for sales returns		239,462		1,325,981		164,295		4,105
Inventory write-downs		100,783		306,235		327,997		8,196
Equity in loss/(income) of affiliates, net		88,235		62,676		(1,783)		(45)
Unrealized foreign exchange (gain)/loss, net		67,650		(97,232)		225,893		5,670
Stock based compensation		162,249		175,380		257,788		6,441
Minority interest		76		(3,499)		(10,473)		(262)
Changes in operating assets and liabilities:
Accounts receivable		(781,607)		(3,032,373)		608,250		15,199
Inventories		(1,851,724)		(995,342)		(3,908,736)		(97,670)
Other assets		(1,123,076)		(371,099)		1,654,006		41,329
Due to/from related parties, net		15,223		(48,206)		88,724		2,217
Trade accounts payable		1,564,454		1,045,753		1,076,159		26,891
Accrued expenses		243,625		825,207		134,848		3,370
Other liabilities		113,201		(320,250)		(2,902,578)		(72,528)

Net cash provided by operating activities		1,696,533		11,960,596		6,122,627		152,989

Cash flows from investing activities:
Restricted cash		(6,017,219)		5,468,926		583,003		14,568
Expenditure on property, plant and equipment		(1,873,268)		(4,477,049)		(6,348,085)		(158,623)
Proceeds from sale of property, plant and equipment		691,273		84,061		55,032		1,375
Investment in affiliates		(100,800)		(158,474)		—		—
Purchase of investment securities		(5,074,184)		(331,000)		(15,859,878)		(396,299)
Proceeds from sale of investment securities		5,274,899		331,869		12,477,799		311,789
Expenditure on intangible assets		(41,517)		(259,198)		(421,503)		(10,532)
Cash paid towards contingent consideration		(114,244)		(66,677)		(86,319)		(2,157)
Cash paid for acquisition, net of cash acquired		(27,322,762)		(156,076)		—		—

Net cash provided by/(used in) investing activities		(34,577,822)		436,382		(9,599,951)		(239,879)

Cash flows from financing activities:
Proceeds from issuance of equity shares		73,639		10,029,571		15,220		380
Proceeds from minority interest shareholder		—		10,473		—		—
Proceeds from bank borrowings		6,322,206		2,212,983		3,554,417		88,816
Repayment of bank borrowings		—		(8,083,745)		(1,941,458)		(48,512)
Proceeds from long-term debt		21,598,301		—		—		—
Repayment of long-term debt		(6,577)		(1,888,540)		(7,718,506)		(192,866)
Debt issuance costs		(340,243)		(89,565)		—		—
Dividends		(436,368)		(437,497)		(737,287)		(18,423)

Net cash provided by/(used in) financing activities		27,210,958		1,753,680		(6,827,614)		(170,605)

Net increase/(decrease) in cash and cash equivalents during the year		(5,670,331)		14,150,658		(10,304,938)		(257,495)

Effect of exchange rate changes on cash and cash equivalents, net		95,104		118,152		(278,224)		(6,952)
Cash and cash equivalents at the beginning of the year		9,287,864		3,712,637		17,981,447		449,312

Cash and cash equivalents at the end of the year	Rs.	3,712,637	Rs.	17,981,447	Rs.	7,398,285	U.S.$	184,865

See accompanying notes to the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal year ended March 31,
	2006	2007	2008	2008
				Convenience
				translation into
				U.S.$
				(unaudited)
Supplemental disclosures:
Cash paid for:

Interest (net of interest capitalized)	225,284	1,589,386	1,043,376	26,071
Income taxes	223,000	1,350,083	1,531,569	33,719
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the year	54,276	313,383	199,499	4,985
Property, plant and equipment purchased under capital lease	223,379	15,986	20,717	518
Provision for contingent consideration	—	30,310	150,887	3,770

Promissory notes issued in connection with business acquisition	156,076	—	—	—
See accompanying notes to the consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
1. Overview
          Dr. Reddy’s Laboratories Limited (“DRL”) together with its subsidiaries (collectively, the “Company”) is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, custom pharmaceutical services and drug discovery. The Company’s principal research and development facilities are located in Andhra Pradesh, India and in the United States; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom, Brazil and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, on the New York Stock Exchange in the United States. As of March 31, 2008, the list of subsidiaries is as follows:
•	DRL Investments Limited (“DRL Investments”)

•	Reddy Pharmaceuticals Hong Kong Limited (“RPHL”)

•	Reddy Antilles N.V. (“RANV”)

•	Reddy US Therapeutics Inc. (“Reddy US”)

•	Dr. Reddy’s Laboratories Inc. (“DRLI”)

•	Dr. Reddy’s Farmaceutica Do Brazil Ltda. (“DRFBL”)

•	Aurigene Discovery Technologies Limited (“ADTL”)

•	Dr. Reddy’s Laboratories (EU) Limited (“DRL EU”)

•	Dr. Reddy’s Laboratories (Proprietary) Limited (“DRSA”)

•	Promius Pharma LLC (Previously Reddy Pharmaceuticals LLC.) (“PPLLC”)

•	Reddy Holding GmbH (“RHG”)

•	Beta Healthcare Solutions GmbH (“Beta HSG”)

•	betapharm Arzneimittel GmbH (“Beta AG”)

•	Beta institut fur sozialmedizinische Forschung und Entwicklung GmbH (“Beta IG”)

•	Lacock Holdings Limited (“LHL”)

•	OOO JV Reddy Biomed Limited (“Reddy Biomed “ or “RBL”)

•	Reddy Netherlands B.V. (“RNBV”)

•	Reddy Cheminor SA (“RCSA”)

•	Aurigene Discovery Technologies Inc. (“ADTI”)

•	Dr. Reddy’s Laboratories (U.K.) Limited (“DRL U.K.”)

•	Cheminor Investment Limited (“CIL”)

•	Dr. Reddy’s Bio-sciences Limited (“RBSL”)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
1. Overview (continued)
•	Trigenesis Therapeutics Inc. (“Trigenesis”)

•	Industrias Quimicas Falcon de Mexico S.A.de.C.V. (“FALCON”)

•	OOO Dr. Reddy’s Laboratories Limited, Russia (“OOO DRL”)

•	Dr. Reddy’s Laboratories (Australia) Pty Limited (“DRLA”)

•	Reddy Pharma Iberia S.A. (“RPISA”)

•	Reddy Pharma Italia SPA. (“RPISPA”)

•	Dr. Reddy’s Laboratories Switzerland (“DRSL”)

•	Affordable Health Care Limited (“AHL”)

•	Eurobridge Consulting BV, Netherlands (“Eurobridge”)

•	OOO DRS Limited, Russia (“DRSR”)

•	Aurigene Discovery Technologies (M) Sdn bhd (“ADTM”)

•	Macred India Private Limited (“MIPL”)

•	Dr. Reddy’s Laboratories Ilac Ticaret Limited (“DRIT”)
          During fiscal 2007, beta Healthcare Verwaltungs GmbH (“Beta HVG”), beta Healthcare GmbH & Co KG (“Beta KG”) and beta Holding GmbH (“Beta HG”) were merged into RHG. RHG, Beta HSG, Beta AG and Beta IG are collectively referred to as betapharm, unless explicitly stated.

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
c) Functional currency
          The functional currency of DRL is the Indian rupee, being the currency of the primary economic environment in which it operates. The functional currencies of the subsidiaries have been determined as follows, based on an individual and collective evaluation of economic factors described in Statement of Financial Accounting Standards (“SFAS”) SFAS 52, “Foreign currency translation”:

Functional
Name of the subsidiary	Currency
DRL Investments, RPHL, RANV, DRLI, DRFBL, ADTL, DRSA, PPLLC, OOO DRL, RBL, RNBV, RCSA, CIL, RBSL, Trigenesis, DRLA, DRSL, ADTM, Eurobridge, DRSR, AHL, MIPL and DRIT	Indian Rupee

Reddy US and ADTI	U.S. Dollar

DRL EU and DRL U.K.	Pound Sterling

FALCON	Mexican Peso

RHG, Beta HSG, Beta AG, Beta IG, RPISA, RPISPA and LHL	Euro
          In respect of all non-Indian subsidiaries that operate as marketing arms of DRL (“the parent company”) in their respective countries/regions (i.e., all those listed in the first row of the table above), the functional currency has been determined to be the functional currency of the parent company, i.e. the Indian rupee. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries, whose operations are self contained and integrated within their respective countries/regions (i.e., all those listed in the second through fifth rows of the table above), the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupees at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income.
d) Foreign currency transactions
          Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of the respective transactions. Monetary assets and liabilities in foreign currency are converted into the functional currency at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the consolidated statement of operations.

\

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
e) Convenience translation (unaudited)
          The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2008 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2008 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs. 40.02. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
f) Principles of consolidation
          The consolidated financial statements include the financial statements of DRL and all of its subsidiaries which it owns or controls more than 50% of the voting rights, except where the minority shareholders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities, which are accounted for under the equity method. DRL consolidates Dr. Reddy’s Research Foundation (the “Research Foundation”), a non-profit organization that is funded by and carries out research activities on behalf of and for the benefit of the Company, and beta Institut for sociomedical research GmbH, a non-profit organization which is engaged in research and development to seek ways to improve the healthcare process in ways which promote the psychological welfare of patients, including development of patient pathways, case management, disease management and health systems management. All inter-company balances and transactions are eliminated on consolidation. Newly acquired subsidiaries are included in the consolidated financial statements from the date of acquisition.
          The Company follows Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003 “FIN 46R”), Consolidation of Variable Interest Entities (“VIE”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For any VIEs that must be consolidated under FIN 46R, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and non-controlling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary. Based on evaluation of FIN 46R, the Company has consolidated APR LLC, a VIE.
          The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company’s equity in the income/loss of equity method affiliates, Kunshan Rotam Reddy Pharmaceuticals (“Reddy Kunshan” or “KRRP”) and Perlecan Pharma Private Limited (“Perlecan Pharma”) is included in the consolidated statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.
g) Cash equivalents
          The Company considers all highly liquid investments with remaining maturities at the date of purchase/investment, of three months or less to be cash equivalents.

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
          Revenue from domestic sales of formulation products is recognized on delivery of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, which is based on terms of the contract. Revenue from product sales includes excise duty and is recorded net of sales tax and applicable discounts and allowances.
          Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products are transferred by the Company when the goods are delivered to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
          Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from the factories of the Company. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.
          The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are met. Subsequently, the marketing partners remit to the Company an additional amount based on the sale proceeds of sales made by them to the end customer. Such amount is determined per the terms of the marketing arrangement, and is recognized by the Company when the realization is certain under the guidance given in SAB 104.
          Revenue from sales of generic products is recognized when products are delivered and significant risks and rewards in respect of ownership of products passes on to the customer. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provision for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and average inventory holding by the wholesaler. Such provisions are disclosed as a reduction of accounts receivable.
          The Company accounts for sales returns in accordance with SFAS 48, “Revenue Recognition when Right to Return Exists” by recording an accrual based on Company’s estimate of expected sales returns.
          The Company deals in various products and operates in various markets. Accordingly, the Company’s estimate of sales returns is determined primarily by its experience in these markets. In respect of established products, the Company determines an estimate of sales returns accrual primarily based on historical experience of such sales returns. Additionally, other factors that the Company considers in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. The Company considers all these factors and adjusts the sales return accrual to reflect its actual experience.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
          With respect to new products introduced by the Company, those are either extensions of an existing line of product or in a general therapeutic category where the Company has historical experience. The Company’s new product launches have historically been in therapeutic categories where established products exist and are sold either by the Company or its competitors. The Company has not yet introduced products in a new therapeutic category where the sales returns experience of such products is not known. The amount of sales returns for the Company’s newly launched products do not significantly differ from sales returns experience of current products marketed by the Company or competitors (as the Company understands based on industry publications). Accordingly, the Company does not expect sales returns for new products to be significantly different from expected sales returns of current products. The Company evaluates sales returns of all its products at the end of each reporting period and records necessary adjustments, if any. To date, no significant revision has been determined to be necessary.
Service income
          Income from service, which primarily relate to contract research, is recognized as the related services are performed in accordance with the terms of the contract and when all the conditions under SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price or a time and material basis.
License fees
          Non-refundable milestone payments are recognized in the consolidated statement of operations when earned, in accordance with the terms of the license agreement, and when the Company has no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable upfront license fees are deferred and recognized when the milestones are earned, in proportion to the amount that each milestone earned bears to the total milestone payments agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments increase during the development period as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Accordingly, the milestone payments are a fair representation of the extent of progress made in the development of these underlying molecules. In the event, the development of molecule is discontinued, the corresponding amount of deferred revenue is recognized in the consolidated statement of operations in the period in which the project is terminated.
          The Company has entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, the Company defers the upfront payments received under these arrangements. Such deferred revenue is recognized in the consolidated statement of operations in the period in which the Company completes its remaining performance obligations.
i) Shipping and handling costs
          Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.
j) Inventories
          Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process. In the case of raw materials and stores and spares, cost comprises purchase price and attributable direct costs, less trade discounts. In the case of work-in-process and finished goods, cost comprises direct labor, material costs and production overheads.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
          A write-down of inventory to the lower of cost or market value at the close of a fiscal year creates a new cost basis and is not marked up based on subsequent changes in underlying facts and circumstances. Such write-downs, if any, are included in cost of revenues.
          Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of revenues.
k) Investment securities
          Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.
          Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis obtained from external sources. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders’ equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary, results in reduction in the carrying amount to fair value. Such impairment is charged to the consolidated statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in-first-out method and are included in earnings.
          Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.
l) Derivative and hedge accounting
          The Company purchases foreign currency forward contracts/option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The Company also purchases zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
          In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statement of operations together with the hedged item. The Company assesses hedge effectiveness based on overall change in fair value of derivative instrument.
          Changes in fair value of derivatives not designated as hedges and the ineffective portion of the hedging instruments are recognized in the consolidated statements of operations of each period and are reported within foreign exchange gain/(loss), net under operating expenses.
          In respect of derivatives designated as hedges, the Company formally documents all relationships between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair value or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
m) Property, plant and equipment
          Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. The estimated useful lives of assets are as follows:

Buildings

Factory and administrative buildings	25 to 50 years

Ancillary structures	3 to 15 years

Plant and machinery	3 to 15 years

Furniture, fixtures and office equipment	4 to 10 years

Vehicles	4 to 5 years

Computer equipment	3 to 5 years
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
          Software for internal use, which is primarily acquired from third-party vendors including consultancy charges for implementing the software are capitalized. Subsequent costs are charged to the consolidated statement of operations as incurred. The capitalized costs are amortized over the estimated useful life of the software.
n) Goodwill
          Goodwill represents the cost of acquired businesses in excess of the fair value of the identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
o) Intangible assets
          Intangible assets consist of trademarks, product related intangibles, customer related intangibles, marketing rights, beneficial toll manufacturing contracts and non-competition arrangements. All intangible assets with definite life are amortized over the expected benefit period or the legal life, whichever is shorter. Such amortization periods are as follows:

Trademarks

Trademarks with finite useful life	3 to 10 years

Trademarks with indefinite life	Tested for impairment at least annually

Product related intangibles	12 to 15 years

Beneficial toll manufacturing contract	24 months

Non-competition arrangements	1.5 to 10 years

Marketing rights	3 to 16 years

Customer-related intangibles	2 to 5 years

Other intangibles	5 to 15 years
p) Impairment of long-lived assets
          Long-lived assets and intangibles with finite useful life are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Long-lived assets to be disposed are reported at the lower of carrying value or fair value, less cost to sell. The fair value of the ‘beta’ brand (trademark with indefinite life) is determined applying the relief from royalty method. The fair value of other intangibles is determined based on discounted cash flow approach.
q) Start-up costs
          Costs of start-up activities including organization costs are expensed as incurred.
r) Research and development
          Research and development cost is expensed as incurred. In-process technologies used in research and development projects and having no alternate future use are expensed upon purchase. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities, and having alternative future use, is capitalized as property, plant and equipment when acquired or constructed.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
s) Stock-based compensation
          Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, the Company adopted SFAS No. 123(R) (revised 2004) “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective approach. The modified-prospective-approach under SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
          The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. Upon adoption of SFAS 123(R), the Company elected to continue estimating the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of Par Value Options, the expected term of an option is estimated based on the vesting term, contractual term, as well as expected exercise behavior of the employees receiving the option. In respect of Fair Market Value options, the expected term of an option is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
          The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.
          The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Fiscal Year ended March 31,
	2006	2007	2008

Dividend yield	0.5%	0.5%	0.75%
Expected term	12-78 months	12-48 months	12-48 months
Risk free interest rates	5.7-7.5%	6.5-7.4%	7.8-8.2%
Volatility	23.4-36.9%	30.5-33.6%	28.4%-32.7%
          At March 31, 2008, the Company has four stock-based employee compensation plans, which are described more fully in Note 21. DRL and ADTL have two stock based employee compensation plans each.
          The adoption of SFAS No. 123(R) did not have a material impact on Company’s equity-based compensation expense for the year ended March 31, 2007. Further, the Company believes that the adoption of SFAS No.123(R) will not have a material impact on its future equity-based compensation expense. Under SFAS 123, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments which are not expected to vest and recognized a credit to stock compensation expense of Rs. 14,806 representing reversal of stock compensation expense for such instruments previously recognized in the consolidated statement of operations.
          A recent amendment to the Indian tax regulations requires the Company to pay Fringe Benefit Tax (FBT) on exercise of employee stock options. The FBT is computed based on the fair market value of the underlying equity share on the date of vesting of an option as reduced by the amount actually paid by the employee for exercise of the options. The Company’s obligation to pay FBT arises only upon exercise of options and is recorded as compensation expense in the consolidated statement of operations at that time.
          In January 2008, ADTL amended its plan to recover FBT from employees for all new grants. Accordingly, the fair value of stock options granted subsequent to the date of this amendment has been determined using the Binomial option pricing model.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
     The Binomial model includes assumptions regarding dividend yields, expected volatility, expected lives, risk free interest rates and expected FBT recovery. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Binomial model with the following assumptions:

Fiscal year
ended March
31, 2008
Dividend yield	—
Expected term	36-72 months
Risk free interest rates	7.42-7.47%
Volatility	57.38%
t) Income taxes
          Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. Valuation allowance is established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.
          The Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on April 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Accounting and disclosures of tax positions taken or expected to be taken by the Company are based on the recognition threshold and measurement attribute prescribed by FIN 48. The Company recognizes penalties and interest related to unrecognized tax benefits as a component of income taxes.
u) Leases
          Leases of property, plant and equipment that transfer substantially all of the benefits or risks and rewards of ownership are classified as capital leases. The amount recorded is the lesser of the present value of the rental and other lease payments during the lease term, excluding that portion of the payments representing executory costs paid to the lessor, or the asset’s fair value. The rental obligations, net of interest charges, are reflected in long term debt.
          Leases that do not transfer substantially all of the benefits or risks of ownership are classified as operating leases and recorded as expense on a straight line basis over the lease term, including leases that have rent holidays and / or escalating lease payments.
v) Legal cost
          Legal costs incurred in connection with contingencies are expensed as incurred.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
2. Significant accounting policies (continued)
w) Earnings per share
          In accordance with SFAS No.128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive. If securities have been issued by a subsidiary that enable their holders to obtain subsidiary’s common stock, the earnings of the subsidiary’s shall be included in the consolidated diluted earnings per share computations based on the Company’s holding of the subsidiary’s securities.
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
Reclassifications
          Certain amounts in the prior years’ consolidated financial statements and notes have been reclassified to conform to the current year’s presentation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations
          All of the Company’s acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on the respective dates of acquisition. Contingent consideration pursuant to earnout agreements is recorded as an additional cost of the acquisition, when the contingency is resolved and the consideration is issued or becomes issuable.
Industrias Quimicas Falcon de Mexico, S.A. de C.V. (“Falcon”)
          On December 30, 2005, the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico, S.A.de C.V. (“Falcon”), a Roche group company for a total purchase consideration of Rs. 2,773,126 (U.S.$ 61,233). The Company has accounted for this acquisition under the purchase method as defined in SFAS No. 141, “Business Combinations”. Accordingly, the financial results of Falcon have been included in the consolidated financial statements since that date. Falcon was acquired with intent to add steroid manufacturing capabilities and permit the Company to offer a full range of services in its custom pharmaceutical services business. The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with customer specifications.
     The purchase cost of Rs. 2,773,126 has been allocated as follows:
o	Property, plant and equipment and intangible assets based on appraisals performed by third party valuer; and

o	Others based on management’s estimates.

Current assets
Cash and cash equivalents	Rs.	217
Accounts receivable		39,736
Inventories		1,150,730
Other current assets		259,465
Property, plant and equipment		1,418,799
Intangible assets
Customer contracts		51,493
Non-competition arrangement		20,242

Total assets		2,940,682
Liabilities assumed		(40,613)
Deferred tax liability, net		(126,943)

Purchase cost	Rs.	2,773,126

The weighted average useful lives of intangibles acquired are as follows:-

Customer contracts	2.6 years
Non-competition arrangement	3 years

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations (continued)
betapharm
          On March 3, 2006, the Company acquired 100% of the outstanding common shares of betapharm. Accordingly, the financial results of betapharm have been included in the consolidated financial statements since that date. betapharm is a leading generics pharmaceuticals company in Germany. Under the ‘beta’ brand, the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians.
          The aggregate purchase price of Rs. 26,063,321 (Euro 482,654) includes direct acquisition cost amounting to Rs. 201,548 (Euro 3,732). The acquisition agreement included payment of contingent consideration amounting up to Rs. 518,400 (Euro 9,600), which was paid into an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that might arise, pertaining to the periods prior to the acquisition. The escrow will lapse and be time barred at the end of 2013. Since the maximum amounts pertaining to such claims are determinable at the date of acquisition, the same has been included as part of the purchase price.
     During the year ended March 31, 2007, the Company completed the final allocation of the aggregate purchase price of Rs. 26,063,321 (Euro 482,654) for betapharm based on management’s estimate and independent valuations of intangible assets as follows:

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

          As a result of the final allocation of the aggregate purchase price, there were revisions in useful lives of certain intangibles and the total intangibles increased from Rs. 16,325,598 as at March 31, 2006 to Rs. 19,852,239. In addition, goodwill decreased from Rs 14,958,766 as at March 31, 2006 to Rs 12,848,428 and deferred tax liability, net increased from Rs. 5,825,383 as at March 31, 2006 to Rs 7,241,686.
Trademarks have an indefinite useful life and are therefore not subject to amortization but are tested for impairment annually. The weighted average useful lives of other intangibles acquired are as follows:

Product related intangibles	14.5 years
Beneficial toll manufacturing contract	4.8 years	(1)
          The adjustments to the values of intangibles, goodwill and deferred tax liability, net and revisions to useful lives did not have any material impact on the results of the fiscal year ended March 31, 2007.

(1)	As more fully described in Note 5, in January 2007, the Company revised the estimated useful life of the beneficial toll manufacturing contract intangible from 58 months to 24 months. Consequently, the unamortized balance as on the date of such amendment is being amortized over the remaining revised estimated useful life of this intangible.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
3. Business combinations (continued)
All goodwill arising from the acquisition of betapharm was assigned to the Company’s generics segment. Pro forma Information: The table below reflects unaudited pro forma consolidated results of operations as if both the Falcon and beta Holding GmbH acquisitions had been made at the beginning of the period presented below:

	Fiscal year ended March 31, 2006
	(unaudited)
Revenues	Rs.	33,766,668
Net income		1,991,090
Earning per equity share Basic		13.00
Diluted		12.98
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,093,316
Diluted		153,403,846
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
4. Goodwill
In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, the Company tests goodwill for impairment, at least annually. The following table presents the change in goodwill balance during the years ended March 31, 2007 and 2008:

	Fiscal Year ended March 31,
	2007		2008
Balance at the beginning of the year(1)	Rs.	16,816,452	Rs.	15,722,631
Acquired/adjusted during the year		(2,013,351)		116,459
Effect of translation adjustments		919,530		1,321,769

Balance at the end of the year(1)	Rs.	15,722,631	Rs.	17,160,859

Goodwill acquired/adjusted during the years ended March 31, 2007 and 2008 represents the following:

	Fiscal Year ended March 31,
	2007		2008
Contingent consideration paid/payable in purchase business combinations	Rs.	96,987	Rs.	206,896
Adjustment on completion of final purchase price allocation related to acquisition of betapharm		(2,110,338)		—
Impairment of goodwill		—		(90,437)

	Rs.	(2,013,351)	Rs.	116,459

          In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its own common stock held by a minority shareholder (Pharma, LLC) for cash consideration of Rs. 1,072. This acquisition was accounted for by the purchase method. Additionally, contingent consideration not exceeding U.S.$ 14,000 was payable over a period of ten years based on achievement of sales of certain covered products. Such payments were to be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
4. Goodwill (continued)
          In August 2006, the Company received a letter from Pharma, LLC alleging that sale of certain products were excluded by the Company in its calculation of gross revenue and consequently, the amount payable to Pharma, LLC. The Company, in its response, stated that excluded products were the authorized generic products of the partnering innovator company and not DRLI’s products per the agreement. Subsequently, in October, 2006, Pharma LLC instituted an arbitration proceeding which was settled during the year ended March 31, 2008. Per the settlement, the Company agreed to pay the remaining contingent consideration in installments beginning October 1, 2007 and ending January 1, 2009. As there are no unresolved contingencies, this remaining consideration has been recorded as goodwill in these consolidated financial statements amounting to Rs. 206,896. Accordingly, as of March 31, 2008, the entire Rs. 612,306 (U.S.$ 14,000) has been recorded as goodwill.
          Impairment of goodwill amounting to Rs. 90,437 relates to Company’s drug discovery segment.
The following table presents the allocation of Goodwill to the various segments:

	As of March 31,
	2007		2008
Formulations(1)	Rs.	349,774	Rs.	349,774
Active pharmaceutical ingredients and intermediates		997,025		997,025
Generics		14,285,395		15,814,060
Drug discovery		90,437		—

	Rs.	15,722,631	Rs.	17,160,859

(1)	Includes goodwill arising on investment in an affiliate amounting to Rs. 181,943.
5. Intangible assets, net
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, intangible assets are amortized over the expected benefit period or the legal life, whichever is shorter.
          Intangible assets consist of the following:

	As of March 31, 2007
	Gross carrying		Accumulated
	amount		amortization		Net carrying value

Trademarks with finite useful life	Rs	2,597,962	Rs.	2,359,221	Rs.	238,741
Trademarks with indefinite life		5,127,473		—		5,127,473
Product related intangibles		14,078,320		1,078,804		12,999,516
Beneficial toll manufacturing contract		665,505		179,691		485,814
Non-competition arrangements		131,214		120,030		11,184
Marketing rights		8,511		8,511		—
Customer-related intangibles		177,375		153,435		23,940
Other intangibles		10,624		8,879		1,745

	Rs.	22,796,984	Rs	3,908,571	Rs.	18,888,413

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
5. Intangible assets, net (continued)

	As of March 31, 2008
	Gross carrying		Accumulated
	amount		amortization		Net carrying value

Trademarks with finite useful life	Rs	2,581,217	Rs.	2,522,280	Rs.	58,937
Trademarks with indefinite life		5,620,563		—		5,620,563
Product related intangibles		11,866,772		1,250,261		10,616,511
Beneficial toll manufacturing contract		729,531		482,419		247,112
Non-competition arrangements		128,216		123,776		4,440
Marketing rights		7,982		7,982		—
Customer-related intangibles		236,100		161,032		75,068
Other intangibles		9,962		9,962		—

	Rs.	21,180,343	Rs	4,557,712	Rs.	16,622,631

          The amortization expense for the years ended March 31, 2006, 2007 and 2008 was Rs. 419,867, Rs. 1,570,894 and Rs. 1,614,806, respectively.
          Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the fiscal year ended March 31, 2009	Rs.	1,191,471
2010		886,083
2011		885,625
2012		859,347
2013		845,765
Thereafter		6,333,777

Total	Rs.	11,002,068

     The intangible assets (net of accumulated amortization) as of March 31, 2007 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademark with finite useful life	Rs.	233,108	Rs.	5,633		—	Rs.	238,741
Trademarks with indefinite life		—		5,127,473		—		5,127,473
Product related intangibles		—		12,999,516		—		12,999,516
Beneficial toll manufacturing contract		—		485,814		—		485,814
Non-competition arrangements		—		177		11,007		11,184
Customer related intangibles		—		584		23,356		23,940
Other intangibles		—		1,745		—		1,745

	Rs.	233,108	Rs.	18,620,942	Rs.	34,363	Rs.	18,888,413

The intangible assets (net of amortization) as of March 31, 2008 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks with finite useful life	Rs.	56,462	Rs.	2,475		—	Rs.	58,937
Trademarks with indefinite life		—		5,620,563		—		5,620,563
Product related intangibles		—		10,616,511		—		10,616,511
Beneficial toll manufacturing contract		—		247,112		—		247,112
Non-competition arrangements		—		—		4,440		4,440
Customer related intangibles		3,572		65,461		6,035		75,068

	Rs.	60,034	Rs.	16,552,122	Rs.	10,475	Rs.	16,622,631

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
5. Intangible assets, net (continued)
Write-down of intangible assets acquired in Trigenesis acquisition
          In 2004, the Company, through the acquisition of Trigenesis Therapeutics Inc. (“Trigenesis”), acquired certain technology platforms and marketing rights for a total consideration of Rs. 496,715 (U.S.$ 11,000) which were accounted as purchase of intangible assets. During the year ended March 31, 2007, the Company completed a detailed review of business opportunities in respect of these core technology platforms and marketing rights. Based on this review, the Company determined that further commercialization of these intangible assets may not be economically viable due to further regulatory approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of these intangible assets was written down to Rs. Nil, by recording a write-down of Rs. 213,518. This write down, which has been disclosed under “Write-down of intangible assets” in the consolidated statement of operations for the year ended March 31, 2007, relates to the Company’s generics segment.
Change in estimated useful life of beneficial toll manufacturing contract intangible betapharm primarily sourced its products from Salutas GmbH (“Salutas”) under a long-term supply contract. The contract gave betapharm a benefit by way of a longer commitment period to supply products at favorable purchase price. Accordingly, at the time of betapharm’s purchase price allocation, this contract was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm cancelling its future commitment to supply products under this contract and renegotiated the terms and prices under this contract. This resulted in a reduction in the overall committed supply period from 58 months to 24 months and increased procurement prices. Based on this amendment in January 2007, the Company revised its estimated useful life of this intangible and is amortizing the balance unamortized amount as on the date of such amendment over the remaining useful life of the intangible.
Write-down of intangible assets acquired in betapharm acquisition
          During the year ended March 31, 2007, triggered by the above contract amendment with Salutas resulting in supply constraints in the short-term period and increased procurement prices and certain market events comprising continuing decrease in market prices and increased competitive intensity, the Company tested carrying value of betapharm intangibles for impairment. The carrying value of these intangibles included certain product related intangibles and the ‘beta’ brand. ‘beta’ brand was fair valued applying the relief from royalty method. The product related intangibles were fair valued based on discounted cash flow approach. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs. 1,556,703 and adjusted the carrying value of the ‘beta’ brand and certain product related intangibles as of March 31, 2007. This write-down, which has been disclosed under “Write-down of intangible assets” in the consolidated statement of operations for the year ended March 31, 2007, relates to the Company’s generics segment.
          During the year ended March 31, 2008, triggered by certain adverse market conditions such as decrease in market prices and an increasing trend in certain new type of rebates being negotiated with State Healthcare Insurance Fund (“SHI”) companies, and further affected by supply constraints, the Company tested carrying value of betapharm intangibles for impairment. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs. 2,361,008 and adjusted the carrying value of certain product related intangibles as of March 31, 2008. The fair value of these intangibles was determined based on discounted cash flow approach. This write down, which has been disclosed under “Write-down of intangible assets” in the consolidated statement of operations for the year ended March 31, 2008, relates to the Company’s generics segment.
Write-down of intangible assets acquired in Iberia acquisition
     In May 2006, the Company acquired marketing authorizations and marketing authorization applications (“MAAs”) for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”) for a total consideration of Rs. 218,920 (Euro 3,740). Litaphar, a Spanish company was engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network. During the year ended March 31, 2008, triggered by certain adverse market conditions such as decrease in sales and increase in cost of procurement, the Company tested carrying value of litaphar intangibles for impairment. The fair values of these intangibles were determined based on discounted cash flow approach. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs. 127,506 and adjusted the carrying value of product related intangibles as

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
of March 31, 2008. The above write down, which has been disclosed under “Write-down of intangible assets” in the consolidated statement of operations, relates to the Company’s generics segment.
6. Formation of Perlecan Pharma Private Limited
          In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). Perlecan Pharma is engaged in the clinical development and out-licensing of New Chemical Entity (“NCE”) assets. Citigroup Venture and ICICI Venture each committed to contribute Rs. 1,003,725 (U.S.$ 22,500) and the Company committed to contribute Rs. 340,000 (U.S.$ 7,500) towards equity in Perlecan Pharma. The arrangement was subject to certain closing conditions, which were completed on March 27, 2006 resulting in an amendment of certain terms of the investment agreement.
          As a result, the Company owned approximately 14.28% of the equity of Perlecan Pharma as of March 31, 2006. In addition, Perlecan Pharma is to issue to the Company warrants to purchase 45 million equity shares of Perlecan Pharma, at an exercise price of Re.1.00 per equity share, the exercise of which is contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity of Perlecan Pharma. Further, three out of seven directors on the Board of Directors of Perlecan Pharma will be designated by the Company. In addition, as per the terms of the arrangement, the Company will have the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arms length basis subject to the final decision by the board of directors of Perlecan Pharma. Considering these factors the Company has accounted for its investment in Perlecan Pharma in accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”.
          As of March 31, 2006, the three investors had invested Rs. 705,700 (U.S.$ 15,818) in Perlecan Pharma. The Company’s share of equity investment was Rs. 100,800 (U.S.$ 2,259). The Company was also committed to invest an additional amount of Rs. 239,200 (U.S.$ 5,241) as its proportionate equity contribution in the future. As per the terms of the amended agreement, the Company was to be reimbursed by Perlecan Pharma for research and development costs of Rs. 231,023 that were incurred by the Company prior to closing.
          The Company’s equity in the loss of Perlecan Pharma for the period March 28, 2006 through March 31, 2006 amounted to Rs. 40,000. The reimbursement for research and development costs incurred by the Company prior to the closing has been applied to reduce the carrying value of the equity investment in Perlecan Pharma as of March 31, 2006 to zero, with the remaining balance of Rs. 170,223 reflected as other liability as of March 31, 2006.
          During the year ended March 31, 2007, the Company and the other two investors invested additional amounts of Rs. 69,200 and Rs. 412,700, respectively, in Perlecan Pharma. As a result, as of March 31, 2007, the Company owned approximately 14.31% of the equity of Perlecan Pharma. The Company’s equity in the loss of Perlecan Pharma for the year ended March 31, 2007 amounted to Rs. 63,339. Further as of March 31, 2007, the carrying value of Company’s investment in Perlecan Pharma was Rs. 3,309 and the other liability balance was Rs.170,223.
          The Company’s equity in the loss of Perlecan Pharma for the year ended March 31, 2008 amounted to Rs. 12,675. Further, as of March 31, 2008, the carrying value of Company’s investment in Perlecan Pharma was Rs. Nil, the other liability balance was Rs. 179,589 and the Company is committed to make additional equity investment of Rs. 170,000 in Perlecan Pharma.
          The Company will continue to reflect its equity in losses of Perlecan Pharma to the extent of its net investment and future funding commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
7. Cash, cash equivalents and restricted cash
          Cash and cash equivalents as of March 31, 2007 and 2008 amounted to Rs. 17,981,447 and Rs. 7,398,284, respectively. These amounts primarily consisted of current and time deposits with banks. This excludes restricted cash included in current assets of Rs. 606,159 and Rs. 23,156 as of March 31, 2007 and 2008, respectively, in respect of following obligations or commitments of the Company:

	As of March 31,
	2007		2008
Performance guarantees issued by the Company	Rs.	1,080	Rs.	1,268
Long term debt from Citibank		584,517		—
Unclaimed dividend		13,140		14,372
Other obligations		7,422		7,516

Total restricted cash	Rs.	606,159	Rs.	23,156

The fair value of cash and cash equivalents approximate their carrying values. During the year ended March 31, 2008, restriction on cash deposits amounting to Rs. 584,517 that were pledged against long-term debt taken from Citibank, was released and these cash deposits were liquidated.
8. Accounts receivable, net
          Accounts receivable as of March 31, 2007 and 2008 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of the customer, ageing of the accounts receivable, historical experience of collections from customers and the current economic environment.
The activity in the allowance for doubtful accounts receivable is given below:

	Fiscal Year ended March 31,
	2006		2007		2008
Balance at the beginning of the year	Rs.	171,154	Rs.	188,001	Rs.	293,618
Additional provision		33,629		151,620		226,932
Bad debts charged to provision		(16,782)		(46,003)		(59,429)

Balance at the end of the year	Rs.	188,001	Rs.	293,618	Rs.	461,121

9. Inventories
Inventories consist of the following:

	As of March 31,
	2007		2008
Raw materials	Rs.	2,147,896	Rs.	3,226,016
Packing materials, stores and spares		560,629		773,433
Work-in-process		1,674,235		2,345,849
Finished goods		3,162,820		4,787,532

	Rs.	7,545,580	Rs.	11,132,830

          During the years ended March 31, 2006, 2007 and 2008, the Company recorded inventory write-down of Rs. 100,783, Rs. 306,235 and Rs. 327,997, respectively, resulting from decline in the market value of certain finished goods and write-down of certain raw materials. These write-down adjustments are included in cost of revenues.
          During the year ended March 31, 2008, the Company recorded a loss on firm purchase commitment on certain finished products under its long-term supply contract with Salutas amounting to Rs. 268,227, which is included in cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
10. Other assets
          Other assets consist of the following:

	As of March 31,
	2007		2008
Prepaid expenses	Rs.	479,141	Rs.	365,879
Advances to suppliers		297,993		499,567
Balances with statutory authorities		1,066,559		946,243
Deposits		240,968		210,772
Export benefits receivable		347,814		464,139
Others		938,751		1,555,924

		3,371,226		4,042,524
Less: Current assets		3,096,129		3,828,714

	Rs.	275,097	Rs.	213,810

          Balances with statutory authorities represent amounts deposited with the excise authorities and the unutilized excise input credits on purchases. These are regularly utilized to offset the excise liability on goods produced by the Company. Accordingly, these balances have been classified as current assets.
          Deposits mainly comprise telephone, electricity, premises and other deposits. Others mainly represent advance income taxes, interest receivable on fixed deposits, receivables from banks on derivative contracts etc.
11. Property, plant and equipment, net
          Property, plant and equipment consist of the following:

	As of March 31,
	2007		2008
Land	Rs.	875,662	Rs.	1,456,439
Buildings		3,063,872		4,147,041
Plant and machinery		9,974,476		12,687,624
Furniture, fixtures and office equipment		936,504		866,810
Vehicles		383,024		437,908
Computer equipment		679,076		888,747
Capital work-in-progress		2,805,221		4,000,647

		18,717,835		24,485,216
Accumulated depreciation		(6,290,037)		(7,719,784)

	Rs.	12,427,798	Rs.	16,765,432

Depreciation expense for the years ended March 31, 2006, 2007 and 2008 was Rs. 1,147,223, Rs. 1,439,298 and Rs. 1,773,498, respectively.
During the year ended March 31, 2008, the Company capitalized interest cost of Rs. 85,484.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
12. Investment securities
          Investment securities consist of the following:

	As of March 31, 2007								As of March 31, 2008
			Gross		Gross						Gross
			unrealized		unrealized						unrealized		Gross
	Carrying		holding		holding				Carrying		holding		unrealized
	value		gains		losses		Fair value		value		gains		holding losses		Fair value
Available for sale:
Mutual fund units	Rs.	5,315	Rs.	10	Rs.	—	Rs.	15,325	Rs.	3,507,663	Rs.	8,300	Rs.	—	Rs.	3,515,963
Equity securities		3,096		8,837		—		11,933		3,096		16,106		—		19,202
Debt securities		1,250,020		—		(174,731)		1,075,289		1,250,020		—		(31,605)		1,218,415

		1,268,431		8,847		(174,731)		1,102,547		4,760,779		24,406		(31,605)		4,753,580

Less: Current portion		—		—		—		15,325		—		—		—		4,753,580

Non-current portion		—		—		—	Rs.	1,087,222		—		—		—		—

          Carrying value of non-marketable equity securities amounted to Rs. 2,728 as of March 31, 2007 and 2008.
          Realized gains / (losses) on sale of investment securities during the years ended March 31, 2006, 2007 and 2008 was Rs. (3,924), Rs. 869 and Rs. 110,269, respectively.
          Investments in debt securities, classified as available for sale, mature in April, July and October 2008. The following table shows the gross unrealized losses and fair value of the Company’s investment with unrealized losses that are not deemed to be other-than-temporarily impaired and duration for which the securities have been in a continuous unrealized loss position for a period of more than twelve months as of March 31, 2008.

	As of March 31, 2007		As of March 31, 2008
	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities	Rs.1,075,289	Rs.174,731	Rs.1,218,415	Rs.31,605

          The unrealized losses on the Company’s investment in debt securities were caused by interest rate changes. The Company had purchased those investments at a discount relative to their face amount, which is guaranteed by the issuer upon maturity. Since the decline in market value is attributable to changes in interest rates and not credit quality of the issuer, and the Company has the ability and intent to hold these investments until maturity, the Company does not consider the decline in fair value of these investments below cost to be other-than-temporary as at March 31, 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
13. Leases
Capital leases
          Property, plant and equipment include Rs. 239,365 and Rs. 291,650 (accumulated depreciation of Rs. 9,420 and Rs. 24,880) in respect of assets acquired under capital leases and as of March 31, 2007 and 2008, respectively.
          The depreciation expense related to these assets was Rs. 678, Rs. 8,804 and Rs. 13,582 during the years ended March 31, 2006, 2007 and 2008, respectively. The financial obligations arising from these contractual arrangements are reflected in long-term debt.
Operating leases
          The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessee. Rental expense under these leases was Rs. 229,956, Rs. 219,631 and Rs. 264,028 for the years ended March 31, 2006, 2007 and 2008, respectively.
          The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

Fiscal Year ended March 31,
2009	Rs.	161,543
2010		116,699
2011		92,976
2012		73,437
2013		52,847
Thereafter		30,979

	Rs.	528,481

14. Investment in affiliates
          Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the year ended March 31, 2007, the Company further invested Rs. 89,274 along with one of its other joint venture partners in Reddy Kunshan. Consequently, the Company’s interest in Reddy Kunshan increased from 51.2% as of March 31, 2006 to 51.3% as of March 31, 2007.
          Three directors of the Company are on the Board of directors of Reddy Kunshan, which comprises seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan Board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, Company’s interest in Reddy Kunshan has been accounted under the equity method of accounting.
          The Company’s equity in the loss of Reddy Kunshan for the year ended March 31, 2006 was Rs. 48,235, and it’s equity in the income of Reddy Kunshan for the years ended March 31, 2007 and 2008 was Rs. 663 and Rs. 14,458, respectively. The carrying value of Company’s investment in Reddy Kunshan as of March 31, 2007 and 2008 was Rs. 222,596 and Rs. 237,054 respectively.
          Perlecan Pharma: As described in Note 6, the Company’s equity in loss of Perlecan Pharma for the year ended March 31, 2006, 2007 and 2008 was Rs. 40,000, Rs. 63,339 and Rs. 12,675 respectively. The carrying value of Company’s investment in Perlecan Pharma as of March 31, 2007 and 2008 was Rs. 3,309 and Rs. Nil, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
15. Variable interest entities
          On January 30, 2004, the Company along with two individuals formed APR LLC, a Delaware limited liability company. APR LLC is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient (“API”). Equity capital of APR LLC consists of Class A equity interests held by two individuals and Class B equity interests held by DRL. The initial contribution for the Class A interests was U.S.$ 400 (Rs. 17,487) in cash. Class A interests carry voting rights and participate in the profits and losses of APR LLC in proportion to the voting interests. DRL contributed U.S.$ 500 (Rs. 21,859) in cash for Class B non-voting interests, which carry certain protective rights only.
          Further, DRL has entered into a development and supply agreement under which DRL and APR LLC will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of this agreement, DRL is committed to fund the entire research and development of API, which is repayable by APR LLC upon successful commercialization of the product. DRL has paid US $ Nil (Rs. Nil), US $ 501 (Rs. 21,774) and US $ 99 (Rs. 4,195) during the years ended March 31, 2006, 2007 and 2008, respectively to fund ongoing research and development of APR LLC. These amounts have been recorded as research and development expenses in the consolidated statement of operations.
          The Company has evaluated this arrangement and concluded that APR LLC is a variable interest entity and the Company is the primary beneficiary. Accordingly, the Company has consolidated APR LLC under the requirements of FIN 46R.
          The creditors of APR LLC do not have any recourse to the general credit of the Company. Further, there are no consolidated assets that are collateral for APR LLC’s obligations.
16. Financial instruments
          Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and investment securities. The Company’s cash resources are invested with financial institutions with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk in respect of accounts receivable, the Company performs ongoing credit evaluations of customers.
          Fair value of financial instruments: The fair value of the Company’s current assets and current liabilities approximate their carrying value because of their short term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. For details of fair value the Company’s investment securities and long-term debt refer Notes 12 and 19, respectively.
          Derivative financial instruments. The Company enters into certain foreign currency forward contracts and option contracts where the counterparty is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant.
The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of March 31,
	2007		2008
Forward exchange contracts (US $- Rs.) (sell)	US $	397,500	US $	137,500
Forward exchange contracts (US $- Rs.) (buy)		—		77,200
Net Purchased Options (US $- Rs.) (sell)		—	US $	270,000
Cross currency option contracts (EUR/US $)	EUR	30,000	EUR	5,000
Forward exchange contracts (EUR/US $) (sell)	EUR	11,000	EUR	—
These foreign currency derivative contracts mature between one to twelve months.
          In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded Rs. 35,554 of net loss as a component of accumulated other comprehensive income within stockholder’s equity as at March 31, 2008. As of March 31, 2008, there were no significant gains or losses on derivative hedged transactions or portions thereof that have become ineffective as hedges.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
16. Financial instruments (continued)
     In respect of foreign currency derivative contracts not designated as hedges, the Company recorded mark-to-market (gains)/loss of Rs. (196,918) and Rs. 60,493, as of March 31, 2007 and 2008, respectively, which are included under other current assets/liabilities.
     During the years ended March 31, 2006, 2007 and 2008, the Company recorded realized and unrealized losses/(gains) on such derivative contracts amounting to Rs. 29,230, Rs. (549,522), and Rs. (1,446,472), respectively which are included under foreign exchange (gain)/loss in the consolidated statement of operations.
17. Research and development arrangements
     During the year ended March 31, 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of generic drug products. As per the terms of the agreement, I-VEN has a right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed subject to a maximum contribution of U.S.$ 56,000. The terms of the agreement do not require the Company to repay the funds or purchase I-VEN’s interest in the event the Company is not able to develop or commercialize one or more of the products under this agreement. However, upon successful commercialization of these products, the Company will pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.
     The first tranche of Rs. 985,388 (U.S.$ 22,500) was advanced by I-VEN on March 28, 2005. The amount received from I-VEN has been treated as an advance and is being recorded in the statement of operation as a reduction from research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e. a product filing as per the terms of the agreement) is considered to be completed once the appropriate ANDA has been submitted by the Company to the U.S. FDA. Achievement of a milestone entitles the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product (which share varies depending on whether the ANDA is a Paragraph III or Paragraph IV filing).
     During the year ended March 31, 2007, the Company signed an amendment agreement with I-VEN to reflect a change in the product portfolio and the royalty rate. The Company has credited research and development expenses by Rs. 384,488, Rs. 452,763 and Rs. Nil during the years ended March 31, 2006, 2007 and 2008, respectively, upon completion of specified milestones.
18. Borrowings from banks
     The Company had lines of credit of Rs. 14,723,000 and Rs. 17,659,000 as of March 31, 2007 and 2008, respectively, from its bankers for working capital requirements. The line of credit is renewable annually. The Company has an option to draw down these lines of credit based on its requirements.
     An interest rate profile of borrowings from banks is given below:

	Fiscal Year ended
	March 31, 2006	March 31, 2007	March 31, 2008

Rupee borrowings	10.5%	9%	9%
Foreign currency borrowings	Libor + 65 bps	Libor + 60 bps	Libor + 50-100 bps

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
19 Long-term debt
Long-term debt consists of the following:

	As of March 31,
	2007		2008
Rupee term loan	Rs.	19,225	Rs.	13,305
Foreign currency loan		21,269,514		14,374,342
Obligation under capital lease		252,510		291,322

		21,541,249		14,678,969

Less: Current portion
- Rupee term loan		5,920		5,920
- Foreign currency loan		3,658,691		1,796,792
- Obligation under capital lease		5,655		12,094

		3,670,266		1,814,806

Non Current Portion
- Rupee term loan		13,305		7,385
- Foreign currency Loan		17,610,823		12,577,550
- Obligation under capital lease		246,855		279,228

	Rs.	17,870,983	Rs.	12,864,163

     Rupee term loan represents a loan from Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Company’s solar grid interactive power plant located in Bachupally, Hyderabad.
     Foreign currency loan represents Euro 400 Million loan originally received from Citibank, N.A., Hong Kong to fund the acquisition of betapharm.
     During year ended March 31, 2007, the Rs. 21,602,000 (Euro 400 million) loan initially funded by Citibank N.A., Hong Kong was subsequently syndicated into a non-recourse loan of Rs. 5,787,000 (Euro 100 million) borrowed by Reddy Holding GmbH and a recourse loan of Rs. 15,482,514 (Euro 268 million) borrowed by Lacock Holding Limited, which was guaranteed by DRL and its wholly owned subsidiaries, OOO DRL, DRLI and DRL U.K. As part of the syndication process, an amount of Rs. 1,882,620 (Euro 32 million) was repaid to Citibank N.A. The maturity period of the loan ranges from December 2007 till December 2011.
     The Company incurred an amount of Rs 429,808 as debt issuance costs, which is being amortized over the debt period.
     During year ended March 31, 2008, the Company repaid Rs. 5,482,868 (Euro 100 Million) of non-recourse loan and Rs. 2,250,433 (Euro component of 39.49 million and USD component of 0.51 million) of recourse loan.
     The Company is required to comply with certain financial covenants under the recourse loan, which includes limits on capital expenditure and maintenance of financial ratios (computed based on local GAAP financial statements) as defined in the loan agreement. Such financial ratio requirements include: (a) Consolidated Net Debt to Consolidated Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) not to exceed 3.5:1, (b) Consolidated EBITDA to Consolidated Interest Expenses shall not be less than 3.75:1,

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
19. Long-term debt (Continued)
(c) Total Debt shall not exceed Consolidated Net worth. As of March 31, 2008, the Company was in compliance with such financial covenants.
An interest rate profile of long-term debt is given below:

	Fiscal Year ended March 31,
	2006	2007	2008
Rupee term loan	2.0%	2.0%	2.0%
Foreign currency loan:	EURIBOR + 150 bps-	EURIBOR + 70 bps-200 bps and LIBOR+70 bps	EURIBOR + 70 bps-200 bps and LIBOR+70 bps

A maturity profile of the long-term debt outstanding as of March 31, 2008 is as follows:

Maturing in the year ending March 31,	Rupee loan	Foreign currency loan	Capital lease	Total
2009	5,920	1,796,792	12,094	1,814,806
2010	5,920	3,294,121	15,660	3,315,701
2011	1,465	3,893,051	14,077	3,908,593
2012	—	5,390,378	7,970	5,398,348
2013	—	—	8,485	8,485
Thereafter	—	—	233,036	233,036

	13,305	14,374,342	291,322	14,678,969

The fair value of outstanding payments on the Rupee term loan was Rs. 16,562 and Rs. 11,008 as of March 31, 2007 and 2008, respectively. The fair value of the foreign currency loan and the capital lease obligation approximate their carrying value as of March 31, 2007 and 2008, respectively.
20. Stockholders’ equity
Equity shares and dividend
     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity share, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.
     Indian law mandates that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividend outside India.
     In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.
     Final dividends on common stock are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Board of directors. The Company paid dividends (including dividend tax) of Rs. 436,368, Rs. 437,497 and Rs. 737,287 during the years ended March 31, 2006, 2007 and 2008, respectively. The dividend per share was Rs. 2.50, Rs. 2.50 and Rs. 3.75 during the years ended March 31, 2006, 2007 and 2008, respectively.
     During the year ended March 31, 2007, the shareholders of the Company approved a one-for-one stock split effected in the form of a stock dividend. Consequently, the authorized share capital of the Company was increased from Rs. 500,000 as of March 31, 2006 to Rs. 1,000,000 as of March 31, 2007 and 2008, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
     The information pertaining to number of shares, number of options, exercise price, earnings per share and dividend per share has been retroactively adjusted for all the periods presented in the consolidated financial statements, except for options earmarked under Category B of the DRL 2002 plan where the exercise price is equal to the par value of the underlying equity shares (i.e. Rs. 5 per option).
21. Employee stock incentive plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and all employees and directors of its subsidiaries. The Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The maximum contractual term for aforementioned stock option plan is generally five years. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years.
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity share on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity share (i.e. Rs. 5 per option).
     The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity share on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity share (i.e. Rs. 5 per option).
     Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of Options
	Options granted	granted Under
Particulars	Under category A	category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
     In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Employee stock incentive plans (continued)
     The Compensation Committee at its meeting held in October 2007, proposed that the Company should absorb the full liability of FBT on exercise of all stock options granted till the date of this resolution. Further, in respect of new grants to be made by the Company subsequent to the date of this resolution, FBT will be recovered from employees upon exercise of stock options.
     The above amendment would be proposed at the ensuing Annual General Meeting of the shareholders proposed to be held in July 2008.
     Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:
Category A — Fair Market Value Options

	Fiscal Year ended March 31, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	597,900	Rs.	373.5-574.5	Rs.	488.66	50
Granted during the year	65,000		362.5		362.5	81
Expired / forfeited during the year	(273,400)		362.5-574.5		472.18	—
Exercised during the year	(155,000)		441.5-488.65		471.92	—

Outstanding at the end of the year	234,500		362.5-531.51		439.43	64

Exercisable at the end of the year	75,764	Rs.	362.5-531.51	Rs.	471.93	45

Category A — Fair Market Value Options

	Fiscal Year ended March 31, 2007
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	234,500		362.5-531.51		439.43	64
Expired / forfeited during the year	(11,600)		441.5-574.5		527.8	—
Exercised during the year	(31,320)		441.5-531.51		477.4	—

Outstanding at the end of the year	191,580		362.5-531.51		427.9	54

Exercisable at the end of the year	103,680	Rs.	362.5-531.51	Rs.	447.58	38

Category A — Fair Market Value Options

	Fiscal Year ended March 31, 2008
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of		exercise		contractual
	out of options	exercise prices		price		life (months)
Outstanding at the beginning of the year	191,580	Rs.	362.5-531.51	Rs.	427.9	54
Expired / forfeited during the year	(2,100)		442.5		442.5	—
Exercised during the year	(30,700)		441.5-531.51		458.32	—

Outstanding at the end of the year	158,780		362.5-531.51		421.79	44

Exercisable / vested at the end of the year	119,830	Rs.	362.5-531.51	Rs.	433.05	36

Expected to vest at the end of the year	33,030	Rs.	362.5-442.50		387.20	67

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Category B — Par Value Options

	Fiscal Year ended March 31, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising			exercise		contractual life
	out of options	Exercise price		price		(months)
Outstanding at the beginning of the year	759,098	Rs.	5	Rs.	5	84
Granted during the year	433,720		5		5	81
Forfeited during the year	(266,608)		5		5	—
Exercised during the year	(196,242)		5		5	—

Outstanding at the end of the year	729,968		5		5	81

Exercisable at the end of the year	36,272	Rs.	5	Rs.	5	59

Category B — Par Value Options

	Fiscal Year ended March 31, 2007
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising			exercise		contractual life
	out of options	Exercise price		price		(months)
Outstanding at the beginning of the year	729,968	Rs.	5	Rs.	5	81
Granted during the year	427,060		5		5	81
Forfeited during the year	(76,056)		5		5	—
Exercised during the year	(191,720)		5		5	—

Outstanding at the end of the year	889,252		5		5	77

Exercisable at the end of the year	43,256	Rs.	5	Rs.	5	51

Category B — Par Value Options

	Fiscal Year ended March 31, 2008
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising			exercise		contractual life
	out of options	Exercise price		price		(months)
Outstanding at the beginning of the period	889,252	Rs.	5	Rs.	5	77
Granted during the period	386,060		5		5	91
Forfeited during the period	(133,240)		5		5	—
Surrendered by employees during the period	(138,418)		5		5	—
Exercised during the period	(229,866)		5		5	—

Outstanding at the end of the period	773,788		5		5	74

Exercisable / vested at the end of the period	72,364	Rs.	5	Rs.	5	50

Expected to vest at the end of the year	594,808	Rs.	5	Rs.	5	76

     The weighted average grant date fair value of options granted during the year ended March 31, 2006 under category A — Fair market value options was Rs. 293.42. The weighted average grant date fair value of options granted during the years ended March 31, 2006, 2007 and 2008 under category B par value options was Rs. 705.88, Rs. 575.36 and Rs. 549.57, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2006, 2007 and 2008 was Rs. 142 million, Rs. 145 million and Rs. 151 million, respectively. As of March 31, 2008, options outstanding and exercisable (vested) under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs. 481 million and Rs. 61 million, respectively. As of March 31, 2008 the intrinsic value of options expected to vest under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs. 355 million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
     The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and all employees and directors of its subsidiaries. The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The maximum contractual term for aforementioned stock option plan is generally five years. The options issued under DRL 2007 plan vest in periods ranging between one and four years.
The DRL 2007 Plan provides for grant of stock options in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity share on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity share (i.e. Rs. 5 per option).
Stock option activity under the DRL 2007 Plan during the year ended March 31, 2008 was as follows:
Category B — Par Value Options

	Fiscal Year ended March 31, 2008
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising			exercise		contractual life
	out of options	Exercise price		price		(months)
Granted during the year	206,818	Rs.	5	Rs.	5	84
Forfeited during the year	(24,040)		5		5	—

Outstanding at the end of the year	182,778	Rs.	5	Rs.	5	73

Exercisable / vested at the end of the year	—		—		—	—

Expected to vest at the end of the year	154,996	Rs.	5	Rs.	5	73

     The weighted average grant date fair value of options granted during the year ended March 31, 2008 under category-B par value options was Rs. 550.95. As of March 31, 2008, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs. 107 million. As of March 31, 2008 the intrinsic value of options expected to vest under the DRL 2007 Plan (both category A and B) had an aggregate intrinsic value of Rs. 91 million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
     Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Aurigene Employee Plan”) to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at an exercise price as determined by Aurigene’s Compensation Committee. The maximum contractual term for aforementioned stock option plan is generally three years. The options issued under Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant.
     During the year ended March 31, 2008, the plan was amended to increase the total number of options reserved for issuance to 7,500,000 and recovery of FBT from employees.
As of March 31, 2008, there were 2,961,116 stock options outstanding under the Aurigene Employee Plan.
Stock option activity under the Aurigene ESOP Plan was as follows:

	Fiscal Year ended March 31, 2006
				Weighted-		Weighted- average
	Shares arising	Exercise		average exercise		remaining contractual life
	out of options	price		price		(months)
Outstanding at the beginning of the year	197,178	Rs.	10	Rs.	10	59
Granted during the year	500,000		10		10	70
Expired / forfeited during the year	(168,271)		10		10	—

Outstanding at the end of the year	528,907	Rs.	10	Rs.	10	67

Exercisable at the end of the year	—		—		—	—

	Fiscal Year ended March 31, 2007
				Weighted-		Weighted- average
	Shares arising	Exercise		average exercise		remaining contractual life
	out of options	price		price		(months)
Outstanding at the beginning of the year	528,907	Rs.	10	Rs.	10	67
Granted during the year	910,786		10		10	66
Expired / forfeited during the year	(256,110)		10		10	—

Outstanding at the end of the year	1,183,583		10		10	62

Exercisable at the end of the year	7,470	Rs.	10	Rs.	10	28

	Fiscal Year ended March 31, 2008
		Range of		Weighted-		Weighted- average
	Shares arising	exercise		average exercise		remaining contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the year	1,183,583	Rs.	10.00	Rs.	10.00	62
Granted during the year	1,877,369		14.99		14.99	42
Expired / forfeited during the year	(99,836)		10.00		10.00	—

Outstanding at the end of the year	2,961,116		10-14.99		13.16	45

Exercisable/vested at the end of the year	1,260,815		10-14.99		14.75	33
Expected to vest at the end of the year	1,441,855	Rs.	10-14.99		12.18	54

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
21. Employee stock incentive plans (continued)
     The option weighted average grant date fair value of options granted under the Aurigene ESOP Plan during the years ended March 31, 2006, 2007 and 2008 was Rs. 4.01, Rs. 3.11 and Rs. 18.35, respectively. As of March 31, 2008, options outstanding and exercisable under Aurigene ESOP Plan had an aggregate intrinsic value of Rs. 47 million and Rs. 18 million, respectively. As of March 31, 2008 the intrinsic value of options expected to vest under the Aurigene ESOP Plan had an aggregate intrinsic value of Rs. 26 million.
Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan.
     In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Aurigene Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s Compensation Committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
     For the years ended March 31, 2006, 2007 and 2008 an amount of Rs. 162,249, Rs. 190,186 and Rs. 257,788 respectively, has been recorded as total employee stock based compensation expense under all the plans. As of March 31, 2008, there is approximately Rs. 228,868 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.03 years. The FBT expense incurred during the year ended March 31, 2008 was Rs. 34,957.
22. Allowances for sales returns
Product sales are net of allowances for sales returns. The activity in allowances for sales returns is given below:

	Fiscal Year ended March 31,
	2006		2007		2008
Balance at the beginning of the year	Rs.	95,123	Rs.	168,356	Rs.	747,018
Acquired during the year		51,251		—		—
Additional provision, net		239,462		1,325,981		164,295
Sales returns charged to the provision		(217,480)		(747,319)		(284,314)

Balance at the end of the year	Rs.	168,356	Rs.	747,018	Rs.	626,999

23. Other operating (income)/ expense, net
Other operating (income)/ expense, net consist of the following:

	Fiscal Year ended March 31,
	2006		2007		2008
Loss /(gain) on sale of property, plant and equipment, net	Rs.	(320,361)	Rs.	(67,039)	Rs.	7,629
Others		(7,327)		(107,019)		(114,256)

	Rs.	(327,688)	Rs.	(174,058)	Rs.	(106,627)

The above gain on sale of property, plant and equipment for the year ended March 31, 2006 includes an amount of Rs. 387,337 on sale of one of the manufacturing facilities of the Company in Goa, India.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
24. Other income/(expense) net
Other income/(expense) consists of the following:

	Fiscal Year ended March 31,
	2006		2007		2008
Interest expense	Rs.	(298,603)	Rs.	(1,575,408)	Rs.	(1,079,521)
Interest income		717,410		520,709		751,100
Gain / (loss) on sale of available for sale securities, net		(3,924)		869		110,269
Other		111,396		285,329		296,808

	Rs.	526,279	Rs.	(768,501)	Rs.	78,656

25. Profit share arrangements
     In January 2006, the Company entered into an agreement with Merck & Co., Inc. (“Merck”), allowing the Company to distribute and sell generic versions of finasteride tablets 5 mg and simvastatin tablets 10 mg, 20mg, 40mg and 80mg (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covering these products, provided that another company obtains 180-day exclusivity after the expiration of the patents of these products. Subsequent to the Company’s entering into this agreement, the patents for both of these products expired and other companies obtained 180-day exclusivity, thereby allowing the Company to launch the authorized generics products. Accordingly, the Company launched these products in June 2006. Under the agreement, during the exclusivity period, the Company procured the products from Merck at specified rates and sold to its customers. Further, as per the terms of the agreement, the Company pays Merck an additional profit share computed based on a pre-determined formula. During the years ended March 31, 2007, and 2008, the Company recorded net revenues of Rs. 15,812,830 and Rs. 1,939,536, respectively, from sale of authorized generic versions of Proscar® and Zocor®.
26. Shipping costs
     Selling, general and administrative expenses include shipping and handling costs of Rs. 823,883, Rs. 1,233,308 and Rs. 1,308,632 for the years ended March 31, 2006, 2007 and 2008, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
27. Income taxes
     Income taxes consist of the following:

	Fiscal Year ended March 31,
	2006		2007		2008
Pre-tax income / (loss)
Domestic	Rs.	2,144,176	Rs.	11,584,770	Rs.	7,394,759
Foreign		(256,853)		(1,084,495)		(3,956,619)

	Rs.	1,887,323	Rs.	10,500,275	Rs.	3,438,140

Income tax benefit / (expense) attributable to continuing operations:

Current taxes:

Domestic	Rs.	(279,466)	Rs.	(1,589,571)	Rs.	(645,274)
Foreign		(34,081)		(690,963)		(476,417)

		(313,547)		(2,280,534)		(1,121,691)

Deferred taxes:
Domestic		(48,503)		47,392		(379,040)
Foreign		103,660		1,056,206		2,730,160

		55,157		1,103,598		2,351,120

	Rs.	(258,390)	Rs.	(1,176,936)		1,229,429

Deferred tax benefit / (expense) attributable to other comprehensive income	Rs.	35,079	Rs.	20,146	Rs.	(46,666)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
27. Income taxes (continued)
     The reported income tax (expense) / benefit differed from amounts computed by applying the enacted tax rate to income before income taxes as a result of the following

	Fiscal Year ended March 31,
	2006		2007		2008
Income before income taxes and minority interest	Rs.	1,887,323	Rs.	10,500,275	Rs.	3,438,140
Enacted tax rate in India		33.66%		33.66%		33.99%

Computed expected tax expense	Rs.	(635,272)	Rs.	(3,534,393)		(1,168,624)

Effect of:
Differences between Indian and foreign tax rates		(8,546)		79,056		(13,554)
Valuation allowance		(142,206)		99,564		(176,019)
Impairment of goodwill		—		—		(30,740)
Expenses not deductible for tax purposes		(67,403)		(70,951)		(143,694)
Employee stock based compensation not deductible for tax purpose		(54,614)		(22,391)		(64,421)
Interest expense not deductible for tax purpose		—		(293,205)		(269,567)
Income exempt from income taxes		538,151		2,100,801		1,108,156
Foreign exchange differences		8,335		10,871		(43,765)
Incremental deduction allowed for research and development costs		166,308		390,097		544,844
Indexation benefit on capital assets		1,413		1,828		5,916
Effect of changes in tax laws and rates		12,534		55,755		1,505,205
Minimum alternate tax		(3,019)		(2,108)		—
Resolution of prior period tax matters		(73,970)		—		—
Others		(101)		8,140		(24,308)

Income tax benefit / (expense)	Rs.	(258,390)	Rs.	(1,176,936)	Rs.	1,229,429

     The effect of changes in tax laws and rates primarily includes deferred tax benefit on account of reduction in income tax rates in Germany.
     Income exempt from taxes above represents benefits from certain significant tax incentives provided to export oriented units (i.e., a unit that exports its production to customers outside India) and units located in certain specified less developed geographical areas under the Indian tax laws. These incentives presently pertain to an exemption from payment of Indian corporate income taxes for certain units of the Company for a period of ten consecutive years, beginning from the financial year when that particular unit commenced its operations (referred to as the ‘tax holiday’ period). These tax holiday periods for the Company’s units expire in various years ranging from the year ended March 31, 2008 through the year ending March 31, 2016. The per share (basic) effect of the tax holiday was Rs. 3.52, Rs. 13.25 and Rs. 6.59 for the years ended March 31, 2006, 2007 and 2008, respectively.
     Incremental deduction allowed for research and development costs represents tax incentive provided by the Government of India for carrying out such activities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
27. Income taxes (continued)
          The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,
	2007		2008
Deferred tax assets:
Inventory		154,735		170,095
Minimum alternate tax carry-forward		—		24,760
Accounts payable		47,445		50,458
Investments		179,064		145,924
Accounts receivable		140,875		218,347
Operating loss carry-forward		985,753		1,075,962
Capital loss carry-forward		44,622		45,060
Expenses deferred for tax purposes		109,243		115,944
Others		287,964		282,602

		1,949,701		2,129,152
Less: Valuation allowance		(824,034)		(1,000,053)
Deferred tax assets		1,125,667		1,129,099

Deferred tax liabilities
Property, plant and equipment		(792,732)		(1,044,338)
Intangible assets		(7,233,314)		(5,048,528)
Others		(254,750)		(198,178)

Deferred tax liabilities		(8,280,796)		(6,291,044)

Net deferred tax assets / (liabilities)		(7,155,129)		(5,161,945)
Deferred charges		156,693		106,908

	Rs.	(6,998,436)	Rs.	(5,055,037)

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences and tax loss carry forwards, net of the existing valuation allowance. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
          Operating loss carry forward comprises business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from five years to indefinite.
          During the year ended March 31, 2008, the Company established a valuation allowance in respect of net deferred tax assets of RNBV, RANV, RBL, RCSA, DRFBL, RPISA, RPISPA, APRLLC amounting to Rs. 155,383, as based on future profit projections, management believes that the recorded deferred tax assets are required to be reduced to amounts that will more likely than not be realized.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
27. Income taxes (continued)
          During the year ended March 31, 2008, the Company has established valuation allowance in respect of initial operating losses pertaining to DRLA and AHL amounting to Rs. 12,867 and Rs. 1,741, respectively, as based on future profit projections, management believes that the recorded deferred tax assets are required to be reduced to amounts that will more likely than not be realized.
          During the year ended March 31, 2008, the Company has reversed the beginning of the year valuation allowance established in respect of net deferred tax assets of ADTL, ADTI, RBSL, Lacock and DRSA amounting to Rs. 27,554 to the extent of current year profits only, as based on future profit projections, management believes that the recorded deferred tax assets are required to be reduced to amounts that will more likely than not be realized.
          As of March 31, 2008 the Company had operating and capital loss carry-forward of Rs. 3,399,765 that expires as follows:

Operating loss carry forward expiring in the year ending March 31,
2009	Rs.	14,576
2010		—
2011		—
2012		—
2013		—
2014		62,102
Thereafter (2014 – 2025)		479,349
Indefinite		2,644,886

	Rs.	3,200,913

          Further, capital loss carry forwards of Rs. 176,422 expires on March 31, 2013 and Rs. 22,430 expires on March 31, 2014. Valuation allowance has been created for these carry forwards.
          Undistributed earnings of Company’s foreign subsidiaries and unrecognized deferred tax liability in respect of such earnings amounted to approximately Rs. 1,204,443 and Rs. 409,390, respectively as of March 31, 2008. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.
          Effective April 1, 2007 the Company adopted the provisions of FIN 48. The adoption of FIN 48 did not have a material impact on the retained earnings or provision for taxation as of April 1, 2007. Upon adoption of FIN 48, the Company’s policy to include interest and penalties relating unrecognized tax benefits within the provision for income taxes did not change. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows.

Year ended March 31, 2008

Balance as of April 1, 2007	1,325,233
Increases related to current year tax positions	78,369
Decreases related to prior year tax positions	(8,352)
Balance as of March 31, 2008	1,395,250

          The Company’s total unrecognized tax benefits, if recognized, would reduce the tax provision by Rs. 1,325,233 and Rs. 1,395,250 as of April 1, 2007, and March 31, 2008, respectively, and thereby would affect the Company’s effective tax rate.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
27. Income taxes (continued)
          As of April 1, 2007 the Company did not have any significant accrual towards interest and penalties. During the year ended March 31, 2008, the Company has accrued an amount of Rs. 50,000 towards interest and penalties relating to certain withholding tax payments.
          The Company’s major tax jurisdictions are India, U.S. and Germany, though the Company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2005 and onwards. Additionally, certain uncertain tax positions relate to fiscal years prior to 2005, which are currently under dispute with the tax authorities. In the U.S., federal and state tax returns pertaining to fiscal year 2004 onwards are open to examination within the statute of limitation prescribed by the relevant authorities. In Germany, tax returns pertaining to fiscal year 2004 onwards are open to examination within the statute of limitation prescribed by the relevant authorities.
          Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.
28. Earnings per share
       A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Fiscal Year ended March 31,
	2006	2007	2008

Basic earnings per equity share — weighted average number of equity shares outstanding	153,093,316	158,552,422	168,075,840
Effect of dilutive equivalent shares-stock options outstanding	310,530	704,054	614,934
Diluted earnings per equity share — weighted average number of equity shares outstanding	153,403,846	159,256,476	168,690,774

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Employee benefit plans
Gratuity benefits: In accordance with applicable Indian laws, the Company provides gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based on which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements:

	As of March 31,
	2007		2008
Change in the benefit obligation
Projected benefit obligation (PBO) at the beginning of the year	Rs.	208,036		227,652
Service cost		27,097		28,945
Interest cost		15,890		20,538
Actuarial (gain)/ loss		(1,151)		47,547
Benefits paid		(22,220)		(31,579)

PBO at the end of the year	Rs.	227,652	Rs.	293,103

Change in plan assets
Fair value of plan assets at the beginning of the year	Rs.	220,270		236,325
Actual return on plan assets		16,796		31,132
Employer contributions		21,479		53,198
Benefits paid		(22,220)		(31,579)

Plan assets at the end of the year	Rs.	236,325	Rs.	289,076

Funded status		8,673		(4,027)

Net amount recognized	Rs.	8,673	Rs.	(4,027)

Amounts recognized in the statement of financial position consist of:

	As of March 31,
	2007		2008
Non current asset	Rs.	11,131	Rs.	—
Current liability		(120)		(123)
Non current liability		(2,338)		(3,904)

Net amount recognized	Rs.	8,673	Rs.	(4,027)

The accumulated benefit obligation for the Gratuity Plan was Rs. 140,883 and Rs. 181,204 as at March 31, 2007 and 2008, respectively.
Components of net periodic benefit cost:

	Fiscal Year ended March 31,
	2006		2007		2008
Service cost	Rs.	26,926	Rs.	27,097	Rs.	28,945
Interest cost		15,255		15,890		20,538
Expected return on plan assets		(9,211)		(16,193)		(16,022)
Amortization of transition obligation		12,146		—		—
Recognized net actuarial loss		7,215		4,725		5,861

Net amount recognized	Rs.	52,331	Rs.	31,519	Rs.	39,322

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Employee benefit plans (continued)
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:
The weighted-average assumptions used to determine benefit obligations:

	As of March 31,
	2007	2008
Discount rate	9.75%	9.00%
Rate of compensation increase	8% to 10% per annum for first 5 years and 6% per annum thereafter	8% to 10% per annum for first 4 years and 6% per annum thereafter
Weighted-average assumptions used to determine net periodic benefit cost:

	Fiscal Year ended March 31,
	2006	2007	2008
Discount rate	8.0%	8.0%	9.75%
Rate of compensation increase	8% to 10% per annum for first 5 years and 6.0% per annum thereafter	8% to 10% per annum for first 5 years and 6.0% per annum thereafter	8% to 10% per annum for first 5 years and 6% per annum thereafter
Expected long-term return on plan assets	7.5%	7.5%	7.5%
The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the projected pay out period for the types of investments prescribed as per the statutory pattern of investment.
Plan assets: The Gratuity plan’s weighted-average asset allocation at March 31, 2007 and 2008, by asset category is as follows:

	As of March 31,
	2007	2008
Debt securities	8%	7%
Funds managed by insurers	91%	92%
Others	1%	1%
     Contributions: The Company expects to contribute Rs. 30,123 to its Gratuity Plan during the year ending March 31, 2009.
Amounts recognized in accumulated other comprehensive income consist of the following:

	Fiscal Year ended
	March 31, 2008
Net actuarial (gain)/ loss at the beginning of the year	Rs.	62,080
Actuarial (gain)/ loss on plan assets and obligation during the year		35,911
Actuarial gain/(loss) recognized as component of net periodic benefit cost during the year		(5,861)

Net actuarial (gain)/ loss at the end of the year	Rs.	92,130

Amount of actuarial (gain)/loss expected to be recognized as components of net periodic benefit cost during fiscal 2009 is Rs. 8,686.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Employee benefit plans (continued)
Estimated future benefit payments: The following benefit payments are expected to be paid:

Fiscal year ending March 31,
2009	42,006
2010	36,581
2011	38,175
2012	50,665
2013	52,813
2014 to 2018	301,569
Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation (“LIC”). The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs. 24,832, Rs. 27,965 and Rs. 39,887 to the superannuation plan during the years ended March 31, 2006, 2007 and 2008, respectively.
Provident fund benefits: In addition to the above benefits, all employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs. 64,443, Rs. 113,533 and Rs. 144,531 to the provident fund plan during the years ended March 31, 2006, 2007 and 2008, respectively.
     Pension plan: All employees of Falcon are governed by a defined benefit pension plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
The following table sets out the funded status of the Falcon pension plan and the amounts recognized in the Company’s financial statements:

	As of March 31,		As of March 31,
	2007		2008

Change in the benefit obligation
Projected benefit obligation (PBO) at the beginning of year	Rs.	285,939	Rs.	280,721
Service cost (adjusted by CPI)		17,718		15,882
Interest cost (adjusted by CPI)		15,120		12,962
Curtailment effect		17,677		14,830
Actuarial loss		6,880		7,452
Benefits paid		(66,355)		(76,505)
Inflationary effect on opening PBO		3,742		(5,748)

PBO at the end of the year	Rs.	280,721	Rs.	249,594

Change in plan assets
Fair value of plan assets at the beginning of the year		251,254		275,879
Actual return on plan assets		51,054		(10,361)
Employer contributions		12,203		9,412
Benefits paid		(40,812)		(56,012)
Inflationary effect on opening plan assets		2,180		(6,083)

Plan assets at the end of the year	Rs.	275,879	Rs.	212,835

Funded status		(4,842)		(36,759)

Net amount recognized	Rs.	(4,842)	Rs.	(36,759)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Employee benefit plans (continued)
Amounts recognized in the statement of financial position consist of:

	As of March 31, 2007		As of March 31, 2008
Other liabilities non-current	Rs.	(4,842)	(36,759)

The accumulated benefit obligation for the Falcon pension plan was Rs. 260,823 and Rs. 229,886 as at March 31, 2007 and 2008, respectively.
Components of net periodic benefit cost:

	For the year ended		For the year ended
	March 31, 2007		March 31, 2008
Service cost	Rs.	16,382	Rs.	15,344
Interest cost		13,979		12,524
Expected return on plan assets		(14,755)		(15,563)
Amortization of transition obligation		4,169		3,789
Recognized net actuarial gain		(150)		—
CPI adjustment on net periodic benefit cost		826		563

Net periodic pension cost adjusted by cost price inflation index	Rs.	20,451	Rs.	16,657
Curtailment cost adjusted by CPI		16,118		14,576

Net amount recognized	Rs.	36,569	Rs.	31,233

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are as follows:
Weighted-average assumptions used to determine benefit obligations:

	As at March 31, 2007	As at March 31, 2008
Discount rate	5.00%	4.50%
Rate of compensation increase	1.00%	1.00%
Expected long-term return on plan assets	6.25%	6.25%
Cost Price Inflation (CPI) rate of fiscal year	3.50%	3.50%
Weighted-average assumptions used to determine net periodic benefit cost:

	For the year ended	For the year ended	For the year ended
	March 31, 2006	March 31, 2007	March 31, 2008
Discount rate	5.25%	5.25%	5.00%
Rate of compensation increase	2.00%	0.75%	1.00%
Expected long-term return on plan assets	7.75%	6.25%	6.25%
Cost Price Inflation (CPI) rate of fiscal year	0.87%	4.21%	3.50%
Plan assets: The Falcon pension plan’s weighted-average asset allocation as at March 31, 2007 and 2008, by asset category is as follows:

	As at	As at
	March 31, 2007	March 31, 2008
Equity	24%	47%
Debt	76%	53%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
29. Employee benefit plans (continued)
Amounts recognized in accumulated other comprehensive income consist of the following:

Fiscal Year ended
March 31, 2008
Net actuarial (gain)/ loss at the beginning of the year	(3,025)
Actuarial (gain)/ loss on plan assets and obligations during the year	34,379
Actuarial gain/(loss) recognized as component of net periodic benefit cost during the year	(3,817)

Net actuarial (gain)/ loss at the end of the year	27,537

          The above amount of net actuarial (gain)/ loss at the end of the year includes an amount of Rs. 17,614 as unamortized net transitional obligation. Amount expected to be recognized as components of net periodic benefit cost during fiscal 2009 is Rs. 3,932.
Estimated future benefit payments: The following benefit payments are expected to be paid:

Fiscal year ending March 31,
2009	Rs.	16,368
2010		16,596
2011		17,969
2012		18,289
2013		21,486
2014 to 2018		127,608
30 Related party transactions
     The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Private Limited for purchase and sale of active pharmaceutical ingredients and intermediates and purchase of land;

•	Dr. Reddy’s Foundation for Human and Social development towards contribution for social development;

•	K.K Enterprises for availing packaging services for formulation products; and

•	SR Enterprises for transportation services.
     The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over the above entities (“significant interest entities”).
          The Company has entered into transactions with its two affiliates, Perlecan Pharma and Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses incurred by the Company on behalf of Perlecan Pharma, revenue from research services performed by the Company for Perlecan Pharma and purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.
          The Company has also entered into cancellable operating lease transactions with directors of the Company and their relatives. Further, the Company has also provided certain short term interest free loans to its employees which are recovered on a regular basis through salary deductions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
30. Related party transactions (continued)
One of the Company’s former executive and U.S. general counsel (resigned effective July 31, 2006), is a partner of a law firm that the Company engaged for provision of legal services. Legal fees paid by the Company to this law firm during the period this former executive was in employment of the Company were Rs. 466,567, Rs. 153,620 (till the date of his resignation) and Rs. Nil during the years ended March 31, 2006, 2007 and 2008, respectively.
The following is a summary of significant related party transactions:

	Fiscal Year ended March 31,
	2006		2007		2008
Purchases from:
Significant interest entities	Rs.	129,320	Rs.	260,673	Rs.	219,044
Affiliates		5,410		—		—

Contribution to a significant interest entity towards social development		53,550		34,100		113,621

Revenue from:
Significant interest entities		32,255		—		88,531
Affiliates		—		139,335		40,071

Reimbursement of research and development expenses from:
Affiliates		—		372,643		89,505

Lease rental paid under cancellable operating leases to:
Directors and their relatives		18,927		21,884		22,635

General and administrative expenses paid to:
Significant interest entities		7,401		9,227		12,596

Advance paid to a significant interest entity towards purchase of land:		—		—		680,000

The Company has the following amounts due from related parties:

	As of March 31,
	2007		2008
Significant interest entities	Rs.	—	Rs.	26,396
Directors and their relatives		4,380		4,280
Employee loans (interest free)		2,426		19,457
Affiliates		143,136		26,964

	Rs.	149,942	Rs.	77,097
Less: Current portion		145,086		72,817

	Rs.	4,856	Rs.	4,280

The above table does not include an amount of Rs. 680,000 paid as advance towards purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress.
Employee loans outstanding as of March 31, 2008, are repayable within the year ending March 31, 2009.
The Company has the following amounts due to related parties (current):

	As of March 31,
	2007		2008
Significant interest entities	Rs.	871	Rs.	16,750

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTED TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
31. Commitments and contingencies
Capital Commitments: As of March 31, 2007 and 2008, the Company was committed to spend approximately Rs. 1,186,049 and Rs. 1,552,426, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
Guarantees: In accordance with the provisions of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”, the Company recognizes the fair value of guarantee and indemnification arrangements issued or modified by the Company, if these arrangements are within the scope of FIN 45. In addition, the Company continues to monitor the conditions that are subject to these guarantee and indemnification agreements to identify whether any loss is probable and recognizes such loss, if any when estimable.
The Company’s affiliate, Reddy Kunshan secured a credit facility of Rs. 26,988 from Agricultural Bank of China (“Agricultural Bank”). During the year ended March 31, 2008, the Company issued a corporate guarantee amounting to Rs. 27,196 in favor of Agricultural Bank to enhance the credit standing of Reddy Kunshan. The guarantee is required to be renewed every year and Company’s liability may arise in case of non-payment by Reddy Kunshan of amounts drawn under its credit facility. As of March 31, 2008, the fair value of such liability is not material.
Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition, which is currently pending.
     During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sale of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs. 284,984, including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs. 77,149. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs. 30,000, which was deposited by the Company in March 2008.
     The Company has fully provided the potential liability related to the principal amount demanded by the Government of India (which is included under other current liabilities) and believes that the liability on account of interest and penalty is remote. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.
     During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs. 175,718 from the vendor, including penalty of Rs. 90,359. Through the same notice, the Authorities, issued a penalty claim of Rs. 70,000 to the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs. 225,999 from the vendor, including penalty of Rs. 51,152. Through the same notice, the Authorities, issued a penalty claim of Rs. 6,500 to the Company. Further, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs. 33,549. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court. The Company believes that the ultimate outcome of this matter is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTED TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
31. Commitments and Contingencies (continued)
     In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents which are under litigation. The Company has obtained summary judgment in respect of each of the formulation patents.
     In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents under litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed.
     The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. A trial has not been scheduled. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, including be prohibited from selling these products in the future. The Company believes that the ultimate outcome of this matter is not expected to have any material adverse effect on its financial position, results of operation or cash flows in any given accounting period.
     In April 2007, the Company terminated its Over The Counter (“OTC”) agreement with Leiner Health Products, LLC (“Leiner”). This action was taken by the Company after receiving notice that, Leiner had been served with a list of Inspection Observations on a Form 483 from the United States Food and Drug Administration (“U.S. FDA”) inspectors. In response thereto, Leiner suspended all of its packaging, production and distribution of OTC Products manufactured, packaged or tested at its facilities in the United States. Under the terminated agreements, the Company had supplied to Leiner API to produce OTC products, finished dose tablets, and access to certain OTC products under development. Subsequently, in March 2008, Leiner filed for bankruptcy. The Company believes that termination of this OTC agreement and Leiner’s filing for bankruptcy is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     In March 2007, the patent for Fosamax (Merck & Co.’s brand name for alendronate sodium, sold by the Company and other companies in generics versions) in Germany was reinstated in favor of Merck & Co. The Company has filed protective writs to prevent a preliminary injunction without hearing. As of March 31, 2008, no injunction had been granted to Merck & Co. Based on a legal evaluation, the Company continues selling its generic version of this product and believes that European patent reinstatement does not affect its ability to sell this product. The Company believes that the ultimate outcome of this patent reinstatement matter is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs. 1.30 per acre for dry land and Rs. 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs. 2,013. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
     The Company is aware of litigation with respect to one of its supplier for Oxycodon, which is sold by the Company and other companies in Germany. The innovator company has claimed an infringement of formulation patents against the Company’s supplier. In April 2007, the court rejected an application for an interim order by the innovator company against the Company’s supplier. As of March 31, 2008, based on a legal evaluation, the Company continues to sell this product and believes that the patent infringement case does not affect its ability to sell the product. The Company believes that the ultimate outcome of this patent infringement matter is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTED TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
31. Commitments and Contingencies (continued)
     In April 2008, the Company received a Civil Investigative Demand (“CID”) from the United States Federal Trade Commission (“FTC”). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. The Company has been informed that the focus of this civil antitrust investigation relates to the settlement arrangement entered into between the Company and UCB Pharma Inc. resolving patent litigation concerning levetiracetam. The Company believes that the terms of its settlement arrangement with UCB Pharma Inc. are consistent with all applicable antitrust laws. The Company is co-operating fully with the FTC regarding this investigation. The Company believes that the ultimate outcome of this investigation is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
     Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company believes that there are no such pending matters that are expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
32. Segment reporting and related information
a) Segment information
     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations — Revenues by therapeutic product category; Gross profit

•	Active pharmaceutical ingredients and intermediates — Gross profit, revenues by geography and key products;

•	Generics — Gross profit;

•	Drug discovery — Revenues and expenses; and

•	Custom pharmaceutical services — Gross profit.
     The CODM of the Company does not review the total assets for each reportable segment. The property, plant and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTED TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Segment reporting and related information (continued)
Formulations
     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. Effective April 1, 2007, the Company’s critical care and biotechnology segment was merged into its formulations segment. Accordingly, disclosures relating to the previous year have been restated to conform to current year presentation. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Fiscal Year ended March 31,
	2006		2007		2008
Gastro-intestinal	Rs.	2,284,254	Rs.	3,141,341	Rs.	3,744,575
Pain control		1,901,814		2,607,817		3,049,402
Cardiovascular		1,708,205		1,874,297		2,132,853
Anti-infectives		1,117,760		1,333,226		1,476,826
Dermatology		539,072		627,153		655,641
Others		3,036,469		3,502,773		4,181,777

Total revenues from external customers	Rs.	10,587,574	Rs.	13,086,607	Rs.	15,241,074

Cost of revenues	Rs.	3,290,552	Rs.	3,923,519	Rs.	4,038,940

Gross profit	Rs.	7,297,022	Rs.	9,163,088	Rs.	11,202,134

Inter-segment revenues relating to transfers to the active pharmaceutical ingredients and intermediates segment which is accounted for at cost amounting to Rs. 40,246, Rs. 32,755 and Rs. 47,229 for the years ended March 31, 2006, 2007 and 2008, respectively.
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
     An analysis of gross profit for the segment is given below.

	Fiscal Year ended March 31,
	2006		2007		2008
Revenues from external customers	Rs.	8,267,512	Rs.	11,882,959	Rs.	11,804,752

Cost of revenues	Rs.	5,946,055	Rs.	7,242,272	Rs.	7,825,217

Gross profit	Rs.	2,321,457	Rs.	4,640,687	Rs.	3,979,535

Inter-segment revenues relating to transfers to the formulations, generics and custom pharmaceutical services segment which is accounted for at cost amounting to Rs. 1,064,816, Rs. 1,764,589 and Rs. 3,280,949 for the years ended March 31, 2006, 2007 and 2008, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTED TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Segment reporting and related information (continued)
     An analysis of revenue by geography is given below:

	Fiscal Year ended March 31,
	2006		2007		2008
North America	Rs.	1,654,953	Rs.	2,029,748	Rs.	2,288,570
India		2,300,390		2,077,317		2,351,724
Europe		1,420,930		2,116,842		2,520,753
Others		2,891,239		5,659,052		4,643,705

	Rs.	8,267,512	Rs.	11,882,959	Rs.	11,804,752

An analysis of revenues by key products is given below:

	Fiscal Year ended March 31
	2006		2007		2008
Sertraline Hydrochloride	Rs.	494,101	Rs.	2,461,494	Rs.	600,902
Ramipril		642,538		760,661		933,248
Ciprofloxacin Hydrochloride		778,458		739,625		818,253
Finasteride		98,339		580,775		952,287
Naproxen Sodium		380,409		521,214		268,052
Terbinafine Hydrochloride		537,155		483,896		457,385
Ranitidine Hydrochloride Form 2		404,022		420,334		364,098
Naproxen		374,997		408,004		636,654
Clopidogrel		139,941		384,238		681,529
Ibuprofen		502,263		328,927		304,831
Montelukast		241,090		285,218		319,058
Losartan potassium		172,682		234,432		315,763
Nizatidine		160,857		223,593		380,952
Olanzapine		82,518		156,578		721,335
Amlodipine Besylate		40,876		82,954		403,830
Others		3,217,266		3,811,016		3,646,575

Total	Rs.	8,267,512	Rs.	11,882,959	Rs.	11,804,752

Generics
Generics are generic finished dosages with therapeutic equivalence to branded formulations.
An analysis of gross profit for the segment is given below:

	Fiscal Year ended March 31,
	2006		2007		2008
Revenues from external customers	Rs.	4,055,764	Rs.	33,224,185	Rs.	17,781,508

Cost of revenues		2,168,800		18,098,552		9,311,074

Gross Profit	Rs.	1,886,964	Rs.	15,125,633	Rs.	8,470,434

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTED TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Segment reporting and related information (continued)
     Drug discovery
The Company is involved in drug discovery through its research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Fiscal Year ended March 31,
	2006		2007		2008
Revenues from external customers	Rs.	—	Rs	136,783	Rs.	39,211
Cost of revenues		—		121,498		36,154

Gross profit	Rs.	—		15,285	Rs.	3,057

Research and development expenses	Rs.	814,485	Rs.	774,614	Rs.	901,121

Custom pharmaceutical services (“CPS”)
     Custom pharmaceutical services operations relate to contract research services and manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s requirements.

	Fiscal Year ended March 31,
	2006		2007		2008
Revenues from external customers	Rs.	1,326,828	Rs.	6,599,763	Rs.	4,817,606

Cost of revenues		999,434		4,662,542		3,152,107

Gross Profit	Rs.	327,394	Rs.	1,937,221	Rs.	1,665,499
Inter-segment revenues relating to transfers to the active pharmaceutical ingredients and intermediates segment which are accounted for at cost amounting to Rs. 151,446 for the year ended March 31, 2008.
a) Reconciliation of segment information to entity total

	For the year ended March 31, 2006				For the year ended March 31, 2007				For the year ended March 31, 2008
	Revenues		Gross profit		Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	10,587,574	Rs.	7,297,022	Rs.	13,086,607	Rs.	9,163,088	Rs.	15,241,074	Rs.	11,202,134
Active pharmaceutical ingredients and intermediates		8,267,512		2,321,457		11,882,959		4,640,687		11,804,752		3,979,535
Generics		4,055,764		1,886,964		33,224,185		15,125,633		17,781,508		8,470,434
Drug discovery		—		—		136,783		15,285		39,211		3,057
Custom pharmaceutical services		1,326,828		327,394		6,599,763		1,937,221		4,817,606		1,665,499
Others		29,369		16,797		164,795		(6,361)		321,475		87,378

	Rs.	24,267,047	Rs.	11,849,634	Rs.	65,095,092	Rs.	30,875,553	Rs.	50,005,626	Rs.	25,408,037

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTED TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
32. Segment reporting and related information (continued)
b) Analysis of revenue by geography
The Company’s business is organized into five key geographies. Revenues are attributable to individual geography based on the location of the customer.

	Fiscal Year ended March 31,
	2006		2007		2008
India	Rs.	8,272,468	Rs.	9,178,590	Rs.	10,450,580
North America		3,983,860		28,336,547		11,374,353
Russia and other countries of the former Soviet Union		3,559,477		4,751,981		5,525,828
Europe		4,326,366		14,839,117		15,863,459
Others		4,124,876		7,988,857		6,791,406

	Rs.	24,267,047	Rs.	65,095,092	Rs.	50,005,626

c) Analysis of property, plant and equipment by geography
     Property, plant and equipment (net) attributable to individual geography are given below:

	As of March 31,
	2007		2008
India	Rs.	10,061,138	Rs.	14,284,786
North America		1,701,157		1,752,449
Russia and other countries of the former Soviet Union		26,618		190,768
Europe		629,330		516,128
Others		9,555		21,301

	Rs.	12,427,798	Rs.	16,765,432

33. Subsequent events
     In April 2008, the Company acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration (subject to adjustments for working capital, etc.) of Rs. 1,354,307 (U.S.$ 33.5 million). The acquisition includes customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom.
     In April 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy for a total cash consideration (subject to adjustments for working capital, etc.) of Rs. 145,520 (Euro 2.3 million).
     In April 2008, the Company has acquired BASF’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, USA for a total consideration (subject to adjustments for working capital, etc.) of Rs. 1,606,565 (U.S.$ 39.8 million). The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the United States. This business includes customer contracts, related ANDAs and NDAs, and trademarks, as well as the Shreveport manufacturing facility.

Item 19. EXHIBITS

Exhibit Number	Description of Exhibits

1.1.*/***/*****	Memorandum and Articles of Association of the Registrant dated February 4, 1984.

1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.

1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.

2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.

4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.

4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.

4.3****	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006

8.	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed on March 26, 2001 with the SEC along with Form F-1

**	Previously filed on October 31, 2002 with the SEC along with Form S-8.

***	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.

****	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.

*****	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20—F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED
By:	/s/ G.V. Prasad
G.V. Prasad
Vice Chairman & CEO

By:	/s/ Saumen Chakraborty
Saumen Chakraborty
Chief Financial Officer

Hyderabad, India
July 14, 2008