Form 20-F
period 2009-03-31
DR REDDYS LABORATORIES LTD
filed 2009-07-06
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2009
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
Umang Vohra, Chief Financial Officer, +91-40-2373 1946, umangvohra@drreddys.com
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
168,468,777 Equity Shares
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑	Other ☐
by the International Accounting Standards Board
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms
     In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles and references to “U.S. GAAP” are to United States Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.
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
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2009 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.50.87 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. As of June 26, 2009, that rate was Rs.48.00 per U.S.$1.00.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
3.A. Selected financial data
You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income for the two years ended March 31, 2009, and the selected consolidated balance sheet data as of March 31, 2009 and 2008, have been prepared and presented in accordance with IFRS and have been derived from our audited consolidated financial statements and related notes. The selected consolidated financial data below has been presented for the two most recent fiscal years in compliance with General Instruction G of Form 20-F. Historical results are not necessarily indicative of future results.
Income Statement Data

	For the year ended March 31,
	2009		2009		2008
	(Rs. in millions, U.S.$ in millions except share and per share data)
	U.S.$ Convenience
	Translation
	(Unaudited)

Revenues	U.S.$	1,365	Rs.	69,441	Rs.	50,006
Cost of revenues		648		32,941		24,598

Gross profit		718		36,500		25,408

Selling, general and administrative expenses		413		21,020		16,835
Research and development expenses		79		4,037		3,533
Impairment loss on other intangible assets		62		3,167		3,011
Impairment loss on goodwill		213		10,856		90
Other expense/(income), net		5		254		(402)
Finance expense/(income), net		23		1,186		(521)
Share of profit of equity accounted investees, net of income tax		—		24		2

Profit/(loss) before income tax		(79)		(3,996)		2,864
Income tax (expense)/benefit		(23)		(1,172)		972

Profit/(loss) for the period	U.S.$	(102)	Rs.	(5,168)	Rs.	3,836

Earnings/(loss) per share
Basic	U.S.$	(0.60)	Rs.	(30.69)	Rs.	22.88
Diluted	U.S.$	(0.60)	Rs.	(30.69)	Rs.	22.80

Weighted average number of equity shares used in computing earnings per equity share*
Basic		168,349,139		168,349,139		168,075,840
Diluted		168,349,139		168,349,139		168,690,774

*	Each ADR represents one equity share.

Balance Sheet Data

	For the year ended March 31,
	2009	2009		2008
	(Rs. in millions, U.S.$ in millions)
	Convenience
	Translation in U.S.$
	(Unaudited)

Cash and cash equivalents	110	Rs.	5,596	Rs.	7,421
Total assets	1,647		83,792		85,634
Total long term debt, excluding current portion	199		10,132		12,698
Total equity	827	Rs.	42,045	Rs.	47,350
Convenience translation (unaudited)
For the convenience of the reader, our consolidated financial statements as of March 31, 2009 have been translated into U.S. dollars at the noon buying rate in New York City on March 31, 2009 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York, of U.S.$1.00 = Rs.50.87. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
Exchange Rates
     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the noon buying rate in the City of New York on business days during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the daily noon buying rate on the last business day of each month during the year.

Year Ended
March 31,	Period End	Average	High	Low
2008	40.02	40.00	43.05	38.48
2009	50.87	46.32	51.96	39.73
     The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
October 2008	49.96	46.47
November 2008	50.12	47.25
December 2008	50.05	46.74
January 2009	49.07	48.25
February 2009	50.88	48.37
March 2009	51.96	50.21
On June 26, 2009 the noon buying rate in the city of New York was Rs.48.00 per U.S. dollar.
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
     Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional products in our Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products segments. We must develop, test and manufacture generic products as well as prove that our generic products are bio-equivalent or bio-similar to their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to proprietary products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Our approved products may not achieve expected levels of market acceptance.
     To develop our product pipeline, we commit substantial efforts, funds and other resources to research and development, both through our own dedicated resources and our collaborations with third parties. Our ongoing investments in new product launches and research and development for future products could result in higher costs without a proportionate increase in revenues. Our overall profitability depends on our ability to continue developing commercially successful products, and to introduce them on a timely basis in relation to competitor product introductions.
     Our dependence on research and development makes it highly important that we recruit and retain high quality researchers and development specialists. Should we fail in our efforts, this could adversely affect our ability to continue developing commercially successful products and, thus, our overall profitability.
If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities or regarding the manufacture of our products, it may delay or prevent us from developing or manufacturing our products.
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
     Also, governmental authorities, including the U.S. Food and Drug Administration (“U.S. FDA”), heavily regulate the manufacture of our products. If we or our third party suppliers fail to comply fully with such regulations, then there could be a government-enforced shutdown of our production facilities, which in turn could lead to product shortages. Failure to comply fully with such regulations could also lead to a delay in the approval of our new products.
     The regulatory requirements are still evolving in many developing markets where we sell or manufacture products, including our bio-similar products. In these markets, the regulatory requirements and the policies and opinions of regulators may at times be unclear, inconsistent or arbitrary. As a result, there is increased risk of our inadvertent non-compliance with such regulations, which could lead to government-enforced shutdowns and other sanctions, as well as the withholding or delay of regulatory approvals for new products.
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
     In addition, product liability coverage for pharmaceutical companies is becoming more expensive. As a result, we may not be able to obtain the type and amount of coverage we desire at an acceptable price. Furthermore, the severity and timing of future claims are unpredictable. Our customers may also bring lawsuits against us for alleged product defects. The existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.
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
     To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity in the United States provided under the Hatch-Waxman Act of 1984, as amended, our sales and profit can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product or the launch of an authorized generic. Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. Our ability to sustain our sales and profitability of any product over time is dependent on both the number of new competitors for such product and the timing of their approvals.
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
     We are constantly striving to build efficiency in our internal processes and cost structures and to build decisive competitive advantages to face increasing competition on product price and market share. However, these advantages and the long term beneficial impact from such initiatives may not sustain in future.
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
     In India and our key “rest of the world” markets (which are product detailing driven, as opposed to generics regulated markets which are distribution driven), we follow a business model that is largely dependent upon our products being prescribed by medical practitioners. Our competitors may engage in business practices or models that are competitive and/or contrary to our model that can impact our market share.
Reforms in the health care industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.
     Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third-party payors will pay for our products. Increasing expenditures for health care has been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. The existence of price controls can limit the revenues we earn from our products. In the United States, numerous proposals that would affect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006. The Obama administration has also indicated that it intends to propose legislation aimed at changing the U.S. healthcare system. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals might have on our business, the announcement and/or adoption of such proposals could increase our costs and reduce our profit margins.
     In Germany, an important market for us, the government has introduced several healthcare reforms in order to control healthcare spending and promote the prescribing of generic drugs. As a result, the prices of generic pharmaceutical products in Germany have declined, impacting our revenues, and may further decline in the future. Furthermore, the shift to a tender (i.e., competitive bidding) based supply model in Germany may further reduce prices for our products and may impact our market opportunities in that country. Similar developments may take place in our other key markets. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.
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
Regulatory agencies may at any time reassess the safety and efficacy of our products based on new scientific knowledge or other factors. Such reassessments could result in the amendment or withdrawal of existing approvals to market our products, which in turn could result in a loss of revenue, and could serve as an inducement to bring lawsuits against us. In our bio-generics business, due to the intrinsic nature of biologics, our bio-similarity claims can always be contested by our competitors, the innovator company and/or the applicable regulators.
If we are unable to patent new products and processes or to protect our intellectual property rights or proprietary information, or if we infringe on the patents of others, our business may be materially and adversely impacted.
     Our overall profitability depends, among other things, on our ability to continuously and timely introduce new generic as well as proprietary products. Our success will depend, in part, on our ability in the future to obtain patents, protect trade secrets, intellectual property rights and other proprietary information and operate without infringing on the proprietary rights of others. Our competitors may have filed patent applications, or hold issued patents, relating to products or processes that compete with those we are developing, or their patents may impair our ability to successfully develop and commercialize new products.
     Our success with our proprietary products depends, in part, on our ability to protect our current and future innovative products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have been issued patents covering our innovative products and processes and have filed, and expect to continue to file, patent applications seeking to protect our newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.
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
     In April 2006, we launched, and continue to sell fexofenadine, the generic version of Allegra®, despite the fact that litigation with the company that holds the patents for and sells this branded product is still ongoing. This is the only product that we have launched in the United States prior to the resolution of outstanding patent litigation. In the European Union, we also have generic launches that involve ongoing patent litigation, the outcome of which could adversely affect our business or profitability. During the year ended March 31, 2009, we incurred damages of approximately Rs.916 million as a result of the German Federal Court of Justice upholding the validity of an olanzapine patent held by Eli Lilly.
     Furthermore, there may be risks involved in entering into in-licensing arrangements for products, which are often conditioned upon the licensee’s sharing in the patent-related risks. For example, in the case of our brand ‘Oxycodon beta’ in Germany, our supplier, Cimex Pharma AG, required us to enter into a cost sharing agreement under which we will pay up to 20% of the losses resulting from any innovator damage claims.
     For business reasons, we continue to examine such product opportunities (i.e., involving non-expired patents) going forward and this could result in patent litigation, the outcomes of which may impact our profitability.
If we do not maintain and increase our arrangements for overseas distribution of our products, our revenues and net income could decrease.
     As of March 31, 2009, our products are marketed in more than 100 countries. Our products are marketed in most of these countries through our subsidiaries as well as joint ventures. Since we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.
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
     Market prices for the securities of Indian pharmaceutical companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the following can have an adverse effect on the market price of our ADSs and equity shares:
•	general market conditions,

•	speculative trading in our shares and ADSs, and

•	developments relating to our peer companies in the pharmaceutical industry.
If the world economy is affected due to terrorism, wars or epidemics, it may adversely affect our business and results of operations.
     Several areas of the world, including India, have experienced terrorist acts and retaliatory operations recently. For example, Mumbai, India’s commercial capital, was the target of serial railway bombings in July 2006 as well as the recent “26/11” attacks on November 26, 2008. Hyderabad, the city in which we are headquartered, was also subjected to terrorist acts in May and August 2007. In May 2008, the city of Jaipur in the state of Rajasthan, India was subjected to a series of coordinated bombings. If the economy of our major markets is affected by such acts, our business and results of operations may be adversely affected as a consequence.
     In recent years, Asia has experienced outbreaks of avian influenza and Severe Acute Respiratory Syndrome, or “SARS”. Very recently, a rising death toll in Mexico from a new strain of Swine Flu has led the World Health Organization to declare a public health emergency of international concern. If the economy of our major markets is affected by such outbreaks or other epidemics, our business and results of operations may be adversely affected as a consequence.
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
     All acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:
•	We may fail to successfully integrate our acquisitions in accordance with our business strategy.

•	The initial rationale for the acquisition may not remain viable due to a variety of factors, including unforeseen regulatory changes and market dynamics after the acquisition, and this may result in a significant delay and/or reduction in the profitability of the acquisition.

•	Integration of acquisitions may divert management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel, and may expose us to unanticipated liabilities.

•	We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire. If we cannot retain such personnel, we may not be able to locate or hire new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

•	Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership.

•	We may purchase companies located in jurisdictions where we do not have operations and as a result we may not be able to anticipate local regulations and the impact such regulations have on our business.
     In addition, if we make one or more significant acquisitions in which the consideration includes equity shares or other securities, equity interests in us held by holders of the equity shares may be significantly diluted and may result in a dilution of earnings per equity share. If we make one or more significant acquisitions in which the consideration includes cash, we may be required to use a substantial portion of our available cash or incur a significant amount of debt or otherwise arrange additional funds to complete the acquisition, which may result in decrease in our net income and a consequential reduction in our earnings per equity share.
Our principal shareholders have significant control over us and, if they take actions that are not in your best interests, the value of your investment in our ADSs may be harmed.
     Our full time directors and members of their immediate families, in the aggregate, beneficially owned 26.4% of our issued shares as at March 31, 2009. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of your ADSs may be adversely affected or you might be deprived of a potential opportunity to sell your ADSs at a premium.
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
If there is delay and/or failure in supplies of materials, services and finished goods from third parties or failure of finished goods from our key manufacturing sites, it may adversely affect our business and results of operations.
     In some of our businesses, we rely on third parties for the timely supply of active pharmaceutical ingredients (“API”), specified raw materials, equipment, formulation or packaging services and maintenance services, and in some cases there could be a single source of supply. For instance, we rely on third party manufacturers for a part of the supply of finished dosages sold in Germany. Although, we actively manage these third party relationships to ensure continuity of supplies and services on time and to our required specifications, events beyond our control could result in the complete or partial failure of supplies and services or in supplies and services not being delivered on time. Any such failure could adversely affect our results of business and results of operations.
     In the event that we experience a shortage in our supply of raw materials, we might be unable to fulfill all of the API needs of our Global Generics segment, which could result in a loss of production capacity for this segment. In addition, this could result in a conflict between the API needs of our Global Generics segment and the needs of customers of our Pharmaceutical Services and Active Ingredients segment, some of whom are also our competitors in the Global Generics segment. In either case, we could potentially lose business from adversely affected customers and we could be subjected to lawsuits.
     Our key generics manufacturing sites also may have capacity constraints and, at times, we may not be able to generate sufficient supplies of finished goods, which may adversely affect our business or results of operations.
If, as we expand into new international markets, we may fail to adequately understand and comply with the local laws and customs, these operations may incur losses or otherwise adversely affect our business and results of operations.
     Currently, we operate our business in certain countries through subsidiaries and equity investees or through supply and marketing arrangements with our alliance partners. In those countries where we have limited experience in operating subsidiaries and in reviewing equity investees, we are subject to additional risks related to complying with a wide variety of national and local laws, including restrictions on the import and export of certain intermediates, drugs, technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in certain countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. If we do not effectively manage our operations in these subsidiaries and review equity investees effectively, or if we fail to manage our alliances, we may lose money in these countries and it may adversely affect our business and results of operations.
Fluctuations in exchange rates and interest rate movements may adversely affect our business and results of operations.
     Our principal subsidiaries are located in the United States, United Kingdom, Germany, Switzerland, Mexico and Russia and each has significant local operations. A significant portion of our revenues are in currencies other than the Indian rupee, especially the U.S. dollar, euro, rouble and pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in rupees may decrease.
     We have entered into borrowing arrangements in connection with our acquisition of betapharm. In the future, we may enter into additional borrowing arrangements in connection with acquisitions or for general working capital purposes. In the event interest rates increase, our costs of borrowing will increase and our results of operations may be adversely affected.
Our success depends on our ability to retain and attract key qualified personnel and, if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop our business
     We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives. In India, it is not our practice to enter into employment agreements with our executive officers and key employees that are as extensive as are generally used in the United States, and each of those executive officers and key employees may terminate their employment upon notice and without cause or good reason. Currently, we are not aware of any executive officer’s or key employee’s departure which has had, or planned departure which is expected to have, any material impact on our operations. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.
We operate in a highly competitive and rapidly consolidating industry.
     We operate in a highly competitive and rapidly consolidating industry. Our competitors, which include major multinational corporations, are consolidating, and the strength of the combined companies could affect our competitive position in all of our business areas. Furthermore, if one of our competitors or their customers acquires any of our customers or suppliers, we may lose business from the customer or lose a supplier of a critical raw material.
We have grown at a very rapid pace. Our inability to properly manage or support this growth may have a material adverse effect on our business
     We have grown very rapidly over the past few years through our acquisitions of companies and brands. This growth has significantly increased demands on our processes, systems and people. We expect to make additional investments in personnel, systems and internal control processes to help manage our growth. Attracting, retaining and motivating key employees in various departments and locations to support our growth are critical to our business, and competition for these people can be intense. Furthermore, to facilitate our growth, we are carrying out reorganizations to improve our focus on delivery, to build decisive competitive advantages or/and to build sustainable cost structures. If we are unable to hire and retain qualified employees, or if we do not invest in systems and processes to manage and support our rapid growth, the failure to do so may have a material adverse effect on our business, financial condition and results of operations.
Fluctuations in our quarterly revenues, operating results and cash flows may adversely affect the trading price of our shares and ADSs.
     Our quarterly revenues, operating results and cash flows have fluctuated significantly in the past and may fluctuate substantially from quarter to quarter in the future. Such fluctuations may result in volatility in the price of our equity shares and our ADSs. Our quarterly revenues, operating results and cash flows may fluctuate as a result of a variety of factors, including but not limited to:
•	changes in demand for our products;

•	the impact of seasons (weather severity, length and timing) on the price and availability of raw materials which we depend on;

•	the timing of regulatory approvals and of launches of new products by us and our competitors, particularly where we obtain the 180-day period of market exclusivity in the United States provided under the Hatch-Waxman Act of 1984;

•	changes in our pricing policies or those of our competitors;

•	the magnitude and timing of our research and development investments;

•	changes in the level of inventories maintained by our customers;

•	the geographical mix of our sales and currency exchange rate fluctuations;

•	adverse market events leading to impairment of any of our assets; and

•	timing of our retailers’ promotional programs.
Due to all of the foregoing factors, our revenues, operating results and cash flows are difficult to predict and may not meet the expectations of market analysts and investors. In such an event, the trading price of our shares and ADSs may be materially adversely affected.
Significant disruptions of information technology systems could adversely affect our business.
     Our business is dependent upon increasingly complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. Any significant breakdown or interruption of these systems, whether due to computer viruses or other causes, may result in the loss of key information and/or disruption of production and business processes, which could materially and adversely affect our business.
A relatively small group of products may represent a significant portion of our net revenues, gross profit or net earnings from time to time.
     Sales of a limited number of products may represent a significant portion of our net revenues, gross profit and net earnings. If the volume or pricing of our largest selling products declines in the future, our business, financial position and results of operations could be materially adversely affected.
We enter into various agreements in the normal course of business which periodically incorporate provisions whereby we indemnify the other party to the agreement.
     In the normal course of business, we periodically enter into agreements with vendors, customers, alliance partners, innovators and others which incorporate indemnification provisions. Our indemnification obligations under such agreements may be unlimited in duration and amount. We maintain insurance coverage which we believe will effectively mitigate our obligations under certain of these indemnification provisions. However, should our obligations under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse impact on our business, financial position and results of operations.
Current economic conditions may adversely affect our industry, financial position and results of operations.
     The global economy is currently undergoing a period of unprecedented volatility, and the future economic environment may continue to be less favorable than that of recent years. Reduced consumer spending may force our competitors and us to reduce prices. We have exposure to many different industries and counterparties, including our partners under our alliance, research and promotional services agreements, suppliers of raw materials, drug wholesalers and other customers, who may be unstable or may become unstable in the current economic environment.
     Significant changes and volatility in the consumer environment and in the competitive landscape may make it increasingly difficult for us to predict our future revenues and earnings.

     We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties.
     The U.S. Foreign Corrupt practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. These laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Our policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether or not merited, could have a material adverse effect on our reputation and could cause the trading price of our ordinary shares and ADSs’ to decline.
     Finally, we operate in certain jurisdictions that have experienced governmental corruption to some degree and, in some circumstances, anti-bribery laws may conflict with some local customs and practices. As a result of our policy to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws, we may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws.
RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES
     We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a significant part of our total revenues for the year ended March 31, 2009 were derived from sales in India. As a result, the following additional risk factors apply.
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
     India has experienced communal disturbances, terrorist attacks and riots during recent years. For example, Mumbai, India’s commercial capital, was the target of serial railway bombings in July 2006 as well as the recent “26/11” attacks on November 26, 2008. Hyderabad, the city in which we are headquartered, was also subjected to terrorist acts in May and August 2007. In May 2008, the city of Jaipur in the state of Rajasthan, India was subjected to a series of co-ordinated bombings. If such disturbances continue or are exacerbated, our operational, sales and marketing activities may be adversely affected. Additionally, India has from time to time experienced hostilities with neighboring countries. The hostilities have continued sporadically. The hostilities between India and Pakistan are particularly threatening, because both India and Pakistan are nuclear powers. Hostilities and tensions may occur in the future and on a wider scale. These hostilities and tensions could lead to political or economic instability in India and harm our business operations, our future financial performance and the price of our shares and our ADSs.
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
     Due to various macro-economic factors, the inflation level in the recent period has significantly decreased in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 1993-94=100 was 0.26% for the week ended March 28, 2009 (as compared to 7.75% for the week ended March 29, 2008), which is one of the lowest in recent years. This trend may not continue and the rate of inflation may further rise. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.
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
     Labor laws in India are more stringent than in other parts of the world. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. Approximately 7% of our employees belong to a number of different labor unions. If we experience problems with our labor unions, our production capacity and overall profitability could be negatively affected.
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
     Currently, we enjoy various tax benefits and exemptions under Indian tax laws. Any changes in these laws, or their application in matters such as tax exemption on exportation income, research and development spending and transfer pricing, may increase our tax liability and thus adversely affect our financial results.
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

     Key business developments:
     In April 2008, we acquired BASF’s pharmaceutical contract manufacturing business and related facility in Shreveport, Louisiana, U.S.A. for a total consideration of Rs.1,639 million (U.S.$40 million). This business involves the contract manufacturing of generic prescription and over-the-counter products for branded and generic companies in the United States. The acquisition included the relevant business, customer contracts, certain supplier contracts, related Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”), trademarks, as well as the manufacturing facility and assets owned by BASF in Shreveport, Louisiana. The facility is designed to manufacture solid, semi-solid and liquid dosage forms. This business employs approximately 150 people and has a proven track record of compliance with regulatory authorities, including the U.S. Food and Drug Administration (“U.S. FDA”).
     In April 2008, we acquired from The Dow Chemical Company a portion of the Dowpharma Small Molecules business associated with its sites in Mirfield and Cambridge, United Kingdom, for a total cash consideration of Rs.1,302 million (U.S.$32 million). The acquisition included the relevant business, customer contracts, associated products, process technology and know-how, technology licensing rights, trademarks and other intellectual property, as well as the transfer of the facilities at Mirfield and Cambridge in the United Kingdom. We also took over the existing work force as a part of the acquisition. The two sites and the acquired business employ approximately 80 people. We also acquired a non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development.
     In April 2008, we acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, for a total cash consideration of Rs.148 million (Euro 2.3 million). The acquisition was completed through our Italian subsidiary, Reddy Pharma Italia SpA, which has been engaged in building a pipeline of registrations since its incorporation. The acquisition provided us with access to an essential product portfolio, and a sales and marketing organization.
     In July 2008, we purchased the equity holding of Citigroup Venture Capital International Mauritius Limited (“Citigroup Venture”), its nominees and ICICI Venture Funds Management Company Limited (“ICICI Venture”) in Perlecan Pharma Private Limited (“Perlecan Pharma”) for a total purchase price of Rs.758 million. As a result of this transaction, Perlecan Pharma became our wholly owned subsidiary. Perlecan Pharma was formed in September 2005 as a joint venture among us, Citigroup Venture and ICICI Venture. We, as a part of this joint venture, had out-licensed four NCE assets to Perlecan Pharma. Perlecan Pharma had been engaged in the clinical development and out-licensing of these four NCE assets.
     In September 2008, as part of our Proprietary Products segment, we launched our U.S. Specialty Business through Promius Pharma, LLC, our wholly-owned subsidiary located in Bridgewater, New Jersey. Promius Pharma will initially focus on the branded dermatology market and is based on a platform of strategic licensing initiatives and internal product development activities undertaken over the last several years. Promius Pharma’s product portfolio currently consists of three in-licensed dermatological products, of which two were launched during the year ended March 31, 2009 and a pipeline of topical products is being developed at our Integrated Product Development Facility in Hyderabad, India. Promius Pharma’s current portfolio contains innovative topical products for the treatment of psoriasis, atopic dermatitis and seborrheic dermatitis.
     In November 2008, we launched the authorized generic version of GlaxoSmithKline’s Imitrex® (sumatriptan succinate) tablets 25 mg, 50 mg, and 100 mg in the United States. We are the first company to launch an authorized generic version of Imitrex® tablets in the U.S. market. In October 2006, we settled patent litigation with GlaxoSmithKline relating to sumatriptan succinate tablets. GlaxoSmithKline’s Imitrex® tablets, which are indicated for the acute treatment of migraine attacks in adults, had U.S. sales of approximately $1 billion for the 12 month period ended December, 2008 according to IMS Health, a company which provides information on the pharmaceutical industry, in its Moving Annual Total (“MAT”) report for the year ended December 2008.
     In December 2008, we entered into agreements with Schering Plough Inc. and Sepracor Inc. which will allow us to manufacture and market generic versions of the CLARINEX-D®-12 hour and CLARINEX-D®-24 hour products, with six months marketing exclusivity, and the CLARINEX® REDITABS® product, with six months marketing co-exclusivity, starting in 2012. We will also market a generic version of the CLARINEX® 5 milligram tablet six months after the launch of the first generic version of that product. The agreements resolve all pending patent infringement actions filed by Schering Plough Inc. and Sepracor Inc. against Dr. Reddy’s in the U.S. District Court for the District of New Jersey.
     In December 2008, we announced that our German subsidiary, betapharm, had received information on the preliminary results of the competitive bidding (or “tender”) process by the Allgemeine Ortskrankenkassen (“AOK”), a large public health insurance company in Germany, for discount agreements pertaining to 64 pharmaceutical products for 2009 and 2010. betapharm was awarded 8 products (with 33 contracts) in different regions of Germany covering the AOK-insured persons, which represented 17% of the overall volume of the products covered by the AOK tender. betapharm was among the top 3 companies in terms of number of contracts awarded. The tender procedure was delayed pending resolution of a number of lawsuits filed by generic drug manufacturers. However, such suits were resolved and, starting in June 2009, the sales under this tender began.
     In March 2009, the U.S. District Court in the Southern District of New York granted a summary judgment in our favor, finding that the “Omeprazole Mg OTC” ANDA filed by us does not infringe the patents related to Astra Zeneca’s Prilosec OTC®. We received approval from the U.S. FDA for our ANDA for Omeprazole Mg OTC on June 5, 2009. Omeprazole Mg is indicated for the treatment of heartburn and our formulation contains 20.6 mg of omeprazole magnesium salt. The Prilosec OTC® brand product had annual sales of approximately $362 million in the United States for the 52 weeks ended July 13, 2008, based on sales data from Information Resources, Inc., a market research firm. Preparations for the launch of our product are under way.
     In March 2009, we announced a realignment of our Global Generics segment’s strategy for finished dosages to focus on certain key geographies, and that we would gradually exit from some of our very small, distributor driven markets. The markets being exited account for less than 1% of our total company revenues. In addition to the markets where our operations are already very large and account for a major share of our Global Generics segment’s revenues (i.e., United States, India, Russia and other countries of the former Soviet Union, and Germany), we will continue operations in 10-15 other markets in which our finished dosages sales are growing significantly. This realignment represents an important new focus in our Global Generics segment. Not only will this realignment result in consolidation and reduction in complexity of our operations, we believe that it will enable us to significantly enhance our customer service and to increase our market share in the key geographies where we already have a considerable presence.
     In order to build a robust generics and active pharmaceutical ingredients (“API”) pipeline, in the year ended March 31, 2009, we filed 20 ANDAs in the United States including seven Paragraph IV filings. In the year ended March 31, 2009, the U.S. FDA granted us 23 final ANDA approvals and four tentative ANDA approvals. As of March 31, 2009, cumulatively, we have filed 138 ANDAs out of which 68 ANDAs were pending approval at the U.S. FDA, including nine tentative approvals. With respect to APIs, we filed 55 Drug Master Files (“DMF”) in the year ended March 31, 2009 worldwide, 21 of which were filed in the United States, 5 in Canada, 19 in Europe and 10 in other countries. With these filings, we have a total of 148 U.S. DMFs filed as of March 31, 2009. Including the United States filings, as of March 31, 2009, we have made a total of 351 DMF filings worldwide.
     During the year ended March 31, 2009, we invested Rs.4,426 million (net of sales of capital assets) on capital expenditures for manufacturing, research and development facilities and other assets. These investments will create the capacity to support our strategic growth agenda.
     During the years ended March 31, 2007, 2008 and 2009, no third party made any public takeover offers in respect of our shares and we did not make any public offers to take over any other company.
4.B. Business overview
     We are an emerging global pharmaceutical company with proven research capabilities. We produce active pharmaceutical ingredients and intermediates and finished dosage forms and biologics products and market them globally, with a focus on India, the United States, Europe and Russia. We are vertically integrated and use our active pharmaceutical ingredients and intermediates in our own finished dosage products. We conduct basic research mainly in the areas of metabolic disorders, cardiovascular diseases and bacterial infection.
     Our total revenues for the year ended March 31, 2009 were Rs.69,441 million (U.S.$1,365 million). We derived 17% of these revenues from sales in India, 35% from the United States and Canada (“North America”), 11% from Russia and other countries of the former Soviet Union, 26% from Europe and 11% from other countries. Our net result for the year ended March 31, 2009 was a loss of Rs.5,168 million (U.S.$102 million).
OUR STRATEGY
     The high cost of many medicines puts them out of the reach of millions of people who desperately need them. Our core purpose is to provide affordable and innovative medicines to enable people to lead healthier lives. As a global pharmaceutical company, we take very seriously our responsibility to help alleviate the burden of disease on individuals and on the world. The strategy through which we intend to achieve this goal is as follows:

•	Through our Global Generics segment, we offer lower-cost alternatives to highly-priced innovator brands, both directly and through key partnerships. Generic drugs hold great promise for the future. The growing acceptance of generics and favorable legislation in many countries, combined with the large volume of branded products losing patent protection over the coming years, is expanding the generic pharmaceuticals market. Today, we have a strong presence both in highly regulated markets, such as the United States, United Kingdom and Germany, and in emerging markets, including India, Russia, Venezuela, Romania, and certain countries of the former Soviet Union (Belarus, Ukraine and Kazakhstan). Moreover, we are steadily building our presence in other key markets. Our capabilities span the entire value chain — from process development of the API to submission of the finished dosage dossier to the regulatory agencies — giving us control over the supply chain and the ability to offer high quality products at the right time and at competitive prices. Our generics business is supported by our integrated product development infrastructure which is dedicated to bringing new medicines to the market. We will continue to leverage our existing global platforms of product development, manufacturing and supply chain management to add to our product pipeline and address the growing needs of our customers in each of these markets.

•	Through our Pharmaceutical Services and Active Ingredients (“PSAI”) segment, which consists of our API business and our Custom Pharmaceutical Services (“CPS”) business, we offer intellectual property advantaged, rapid product development and cost-effective manufacturing services to our customers — both generic companies and innovators. This allows us to help make medicines available to more people around the world. For our API business, our goal is to always enable our customers to be the first to launch a generic product and to provide value added services to help them remain competitive and profitable for the entire life-cycle of the product. Our CPS business serves several innovators, both big pharmaceutical and emerging biotechnology companies, and a large number of emerging pharmaceutical companies. Our CPS business aims to be the preferred partner for innovator companies by providing a complete range of services, such as process development and manufacturing services, that are necessary to take their innovations to the market with greater speed and efficiency and lower capital expenditures.

•	Our Proprietary Products segment consists of new chemical entity (“NCE”) research and our Differentiated Formulations business. In each of these areas, we are building world-class capabilities and partnerships to accelerate the discovery and development of new and improved therapies. NCE research is focused on building a robust NCE pipeline in the areas of metabolic diseases, cardiovascular diseases, and antibacterials. Our Differentiated Formulations efforts involve applying novel formulation and drug delivery technologies to improve or repurpose products that have a sizable track record of human clinical use. Our most advanced Differentiated Formulations efforts are in dermatology, where we have launched several effective and innovative products through our wholly-owned subsidiary, Promius Pharma.

•	To supplement our internal growth initiatives for each of these businesses, we are continuously exploring external business development opportunities, including acquisitions and alliances.
OUR PRINCIPAL AREAS OF OPERATIONS
     The following table shows our revenues and percentage of total revenues of our segments for the years ended March 31, 2008 and 2009, respectively:

	Year Ended March 31,
Segment	2008			2009
	(Rs. in millions, U.S.$ in millions)
Pharmaceutical Services and Active Ingredients	Rs.	16,623	33%	Rs.	18,758	27%	U.S.$	369
Global Generics		32,872	66%		49,790	72%		979
Proprietary Products		190	—%		294	—%		6
Others		321	1%		599	1%		11

Total revenues	Rs.	50,006	100%	Rs.	69,441	100%	U.S.$	1,365

Pharmaceutical Services and Active Ingredients Segment (“PSAI”)
     Our PSAI segment accounted for 27% of our total revenues for the year ended March 31, 2009. This segment includes active pharmaceutical ingredients, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Intermediates are the compounds from which active pharmaceutical ingredients are prepared.

Active pharmaceutical ingredients and intermediates (“API”) become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of API and steroids in accordance with the specific customer requirements. This segment has been formed by aggregating our former two segments of Active Pharmaceutical Ingredients and Intermediates and Custom Pharmaceutical Services. This aggregation is expected to help us improve synergies and provide focus to our chemicals business, which has significant market potential. There is a common manufacturing infrastructure and supply chain organization for this segment with the integration being done under our chemical technical operations team.
     We produce and market more than 100 different APIs in several markets. We export API to emerging as well as developed markets covering more than 100 countries. Our principal markets in this business segment include North America (the United States and Canada) and Europe. Our API business is operated independently from our Global Generics segment and, in addition to supplying API to our Global Generics segment, we sell API to third parties for use in creating generic products, subject to any patent rights of other third parties. Our API business also manufactures and supplies all of the API required in our custom pharmaceutical services business. The research and development group within our API business contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 15-20 new products every year.
     The custom pharmaceutical (contract research and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in process chemistry to serve the niche segment of the pharmaceutical and fine chemicals industry. Over the years, our business strategy in this area has evolved to focus on the marketing of process development and manufacturing services. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to take their innovations to the market speedily and more efficiently. The focus is to leverage our skills in process development, analytical development, formulation development and Current Good Manufacturing Practice (“cGMP”) manufacturing to serve various needs of innovator pharmaceutical companies. We have positioned our CPS business to be the partner of choice for large and emerging innovator companies across the globe, with service offerings spanning the entire value chain of pharmaceutical services.
Sales, Marketing and Distribution
     Emerging Markets. India is an important emerging market, accounting for 13% of the segment’s revenues in the year ended March 31, 2009. In India, we market our API products to Indian and multinational companies who are also our competitors in our Global Generics segment. In India, our top six products are ciprofloxacin, ranitidine, clopidogrel, ramipril, losartan potassium and naproxen. The market in India is highly competitive, with severe pricing pressure and competition from cheaper Chinese imports in several products.
     In India, our sales team works closely with our sales agents to market our products. We market our products through these sales agents, commonly referred to as “indenting agents,” with a focus on regional sales and marketing. The sales are made directly from the factory and, to a limited extent, through clearing and forwarding agents. Distribution through clearing and forwarding agents is done to give better service to the customer.
     Our sales to other emerging markets were Rs.6,340 million for the year ended March 31, 2009. Our other key emerging markets include Israel, Turkey, South Korea, Mexico, Brazil, Bangladesh, Indonesia, Jordan, Argentina, China, Peru, Syria, Saudi Arabia, Chile, Egypt, Thailand, Malaysia, Colombia, Pakistan and Taiwan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our strategy is to build relationships with top customers in each of these markets and partner with them in product launches by providing timely technical and analytical support.
     Developed Markets. Our principal markets are North America (the United States and Canada) and Europe. In the United States and Europe, over the next three to four years, a large number of products are expected to lose patent protection, providing growth opportunities for our API business. We have been marketing API in the United States for over a decade. We market through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.
     With respect to API, we filed 55 DMFs worldwide in the year ended March 31, 2009, 21 of which were filed in the United States, 5 in Canada, 19 in Europe and 10 in other countries. With these filings, we have a total of 148 U.S. DMFs filed as of March 31, 2009. Also, as of March 31, 2009, we had filed 83 DMFs in Europe and had 22 certificates of suitability granted by European authorities.

Including the United States and Europe filings, as of March 31, 2009, we have made a total of 351 DMF filings worldwide. For most of these, we are either already supplying commercial quantities or development quantities of API to various generic formulators.
     For our custom pharmaceutical services line of business, we have focused business development teams dedicated to our key geographies of North America (the United States and Canada), the European Union and Asia Pacific. These teams target large and emerging innovator companies to build long-term business relationships focused on catering to their outsourcing needs.
Manufacturing and Raw Materials
     The infrastructure for our PSAI segment consists of six U.S. FDA-inspected plants in India, a U.S. FDA-inspected plant in Mexico, a U.S. FDA-inspected plant in Mirfield, United Kingdom and three technology development centers, two of which are in Hyderabad, India and one of which is in Cambridge, United Kingdom.
     India. All of the facilities in India are located in the state of Andhra Pradesh. Six of these facilities have ISO 9001 certification, which is valid until December 5, 2009, at which time we will be reinspected. With over 740 reactors of different sizes offering 2.9 million litres of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. Our Global Generics segment sources approximately 62% of its API purchases from our PSAI segment. We also source several APIs from third party suppliers for the emerging markets to optimally utilize our in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During the year ended March 31, 2009, approximately 5% of our total revenues resulted from sales of API procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.
     Our API outsourcing activities were improved during the year ended March 31, 2009 as a result of a new initiative to strengthen our relationships with our API vendors, who we view as our business partners, through a dedicated quality assurance team. This initiative has helped us maintain a strong and sustaining supply chain. In line with our philosophy of ensuring that our business partners grow with us, we have implemented a strong infrastructure to improve the performance of our partners, both in volume and quality. This includes a dedicated team of professionals from our technical, quality and commercial teams working with the partners, as well as a dedicated quality laboratory and a development laboratory. This has further helped us to mitigate risks due to a single source and quality related issues. During the quarter ended March 31, 2009, four of our manufacturing facilities in India were inspected by the U.S. FDA and no critical observations were made by them.
     Mexico. Our U.S. FDA inspected plant in Mexico was acquired from Roche during the year ended March 31, 2006. In addition to manufacturing the active pharmaceutical ingredients naproxen and naproxen sodium and a range of intermediates, the Mexico facility synthesizes steroids for use in pharmaceutical and veterinary products. Key raw materials for the manufacture of naproxen are procured from a unit that we established within an existing plant in India.
     For our contract research services, we have well-resourced synthetic organic chemistry laboratories, analytical laboratories and kilo laboratories at our technology development centers at Miyapur and Jeedimetla in Hyderabad. We have added a new crystallization laboratory which enhances our technical capability to study finishing stages of API manufacturing and process safety. Our chemists and engineers understand cGMP manufacturing and regulatory requirements for synthesis, manufacture and formulation of a NCE from the pre-clinical stage to commercialization. To complete the full value chain in development services, we also provide formulation development services. We now have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. Larger quantities of APIs are sourced from API plants in India and Mexico.
     We acquired the Dowpharma Small Molecules business, now renamed asChirotech Technology Limited, from The Dow Chemical Company in April 2008. As a result, we now offer niche capabilities, such as biocatalysis, chemocatalysis and hydroformulation, to provide cost effective solutions for chiral molecules. The acquisition included the relevant business, customer contracts, associated API products, process technology and know-how, technology licensing rights trademarks and other intellectual property, as well as the transfer of the facilities at Mirfield and Cambridge in the United Kingdom. We also took over the existing work force as a part of the acquisition. The two sites and the business employ approximately 80 people. The acquired assets include a non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development. This technology offers us opportunities to provide technology leveraged manufacturing services to innovators, including major global pharmaceutical companies. Our contract research and manufacturing business is uniquely positioned in the market where it utilizes assets (both in terms of physical assets and technical know-how) of a vertically integrated pharmaceutical company and combines this with the service model which we built in the last few years.
Competition
     The global API market can broadly be divided into highly regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The highly regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. During the year ended March 31, 2009, the competitive environment for the API industry underwent significant changes. These changes included increasing consolidation in the global generics industry and vertical integration of some key generic pharmaceutical companies. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Hetero Drugs Limited, Divi’s Laboratories Limited, Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Matrix Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.
     With respect to our custom pharmaceuticals business, we believe that contract manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their low-cost manufacturing infrastructure. Key competitors in India include Divis’s Laboratories Limited, Matrix Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited, Syngene Limited, Jubilant Organosys Limited and Nicholas Piramal India Limited. Key competitors from outside India include Lonza Group, Koninklijke DSM N.V., Albany Molecular Research, Inc., Patheon, Inc. and Cardinal Health, Inc. We distinguish ourselves from our key competitors by offering a wider range of cost effective services spanning the entire pharmaceutical value chain. Growth in contract manufacturing is likely to be driven by increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics. India is emerging as an alliance and outsourcing destination of choice for global pharmaceutical companies. Companies such as Roche, Bayer, Aventis, Novartis, Eli Lilly and GlaxoSmithKline are all executing plans to make India the regional hub for API and supply of bulk drugs.
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
     In India, manufacturing licenses for drugs and pharmaceuticals are generally issued by state drug authorities. Under the Drugs and Cosmetics Act, 1940, the state drug administration agencies are empowered to issue manufacturing licenses for drugs if they are approved for marketing in India by the Drug Controller General of India (“DCGI”). Prior to granting licenses for any new drugs or combinations of new drugs, the DCGI clearance has to be obtained in accordance with the Drugs and Cosmetics Act, 1940.
     Our PSAI segment is subject to a number of government regulations with respect to pricing and patents as discussed below in our Global Generics segment.
     We submit a DMF for active pharmaceutical ingredients to be commercialized in the United States. Any drug product for which an ANDA is being filed must have a DMF in place with respect to a particular supplier supplying the underlying API. The manufacturing facilities are inspected by the U.S. FDA to assess compliance with Current Good Manufacturing Practice regulations (“cGMP”). The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet U.S. FDA standards before products may be exported to the United States. Eight of our manufacturing facilities have been inspected by the U.S. FDA and found “Acceptable.” For European markets, we submit a European DMF and, where applicable, obtain a certificate of suitability from the European Directorate for the Quality of Medicines.

Global Generics Segment
     At the beginning of the year ended March 31, 2009, we made a detailed organizational announcement to integrate our worldwide finished dosages businesses, which had previously been included within our former Formulations segment or our former Generics segment, under our new Global Generics segment. The back-end manufacturing, development and regulatory infrastructure have been integrated. The performance review, evaluation and management reporting has also been integrated in order to facilitate potential product synergies across various geographies. We have also established a Global Generics portfolio management team (in addition to our existing Global Regulatory Affairs and Compliance team) which is responsible for the coordination of our product identification and selection processes, as well as the development of intellectual property and legal strategy, worldwide, in our Global Generics businesses.
     Today, we are one of the top generic pharmaceutical companies in the world. With the integration of our Global Generics business, our front-end business strategies in various markets and our support services in India are increasingly being developed with a view to leverage our global infrastructure. The production processes for finished dosages are similar to a certain extent, regardless of whether the finished dosages are to be marketed to highly regulated or less regulated markets. In many cases, the processes share common and interchangeable facilities and employee bases, and use similar raw materials. However, differences remain between highly regulated and less regulated markets in terms of manufacturing, packaging and labeling requirements and the intensity of regulatory oversight, as well as the complexity of patent regimes. While the degree of regulation in certain markets may impact product development, we are observing increasing convergence of development needs throughout both highly regulated and less regulated markets. As a result, when we begin the development of a product, we may not necessarily target it at a particular market, but will instead target the product towards a cluster of markets which will include both highly regulated and less regulated markets. Accordingly, a global manufacturing, distribution and supply strategy will be warranted.
     In March 2009, we announced a realignment of our Global Generics segment’s strategy for finished dosages to focus on certain key geographies, and that we would gradually exit from some of our very small, distributor driven markets. The markets being exited account for less than 1% of our total company revenues. In addition to the markets where our operations are already very large and account for a major share of our Global Generics segment’s revenues (i.e., United States, India, Russia and other countries of the former Soviet Union, and Germany), we will continue operations in 10-15 other markets in which our finished dosages sales are growing significantly. This realignment represents an important new focus in our Global Generics segment. Not only will this realignment result in consolidation and reduction in complexity of our operations, it will enable us to significantly enhance our customer service and to increase our market share in the key geographies where we already have a considerable presence.
     During the year ended March 31, 2009, our Global Generics segment generated revenues of Rs.49,790 million, accounting for 72% of our revenues, and grew by 51% on a year-on-year basis over the year ended March 31, 2008.
     The following is a discussion of the key markets in our Global Generic segment.
India
     Approximately 17% of our Global Generics segment’s revenues in the year ended March 31, 2009 were derived from sales in the Indian market. In India, we mainly focus on the therapeutic categories of cardiovascular, diabetes management, gastro-intestinal and pain management. As of March 31, 2009, we had a total of 184 brands in India. Our top ten brands together accounted for 39% of our revenues in India in the year ended March 31, 2009. According to Operations Research Group International Medical Statistics (“ORG IMS”) in its March Moving Annual Total (“MAT”) report for the 12-month period ended March 2009, our secondary sales (i.e., sales directly to end users) in India grew 2.6% in the year ended March 31, 2009. According to ORG IMS in its report referenced above, as of March 2009 we had 55 brands that were ranked either first or second in terms of (secondary) sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy report for the period from November 2008 to February 2009, which measures doctors’ prescriptions, we were ranked ninth in terms of the number of prescriptions generated in India during such period.
     New product launches during the year ended March 31, 2009 accounted for 3% of our Global Generics segment’s revenues from sales in India. Key product launches included OMEZ Insta, our brand of omeprazole powder; PECEF 200, our brand of cefpodoxime; Telsartan AM, our brand of telsartan and amlodipine; Vantej, our brand of calcium sodium phospho silicate; and Xefta, our brand of gefitinib. We have also launched Combihale™, a treatment for asthma.

     The following tables summarize the position of our top 10 brands in the Indian market for the years ended March 31, 2008 and 2009, respectively:

	Year Ended March 31,
	2008			2009
BRAND	Revenues		% Total(1)	Revenues		% Total(1)
	(Rs. in millions)
Omez	Rs.	763	9%	Rs.	776	9%
Nise		626	8%		605	7%
Stamlo		403	5%		422	5%
Stamlo beta		305	4%		301	4%
Atocor		244	3%		269	3%
Razo		180	2%		214	3%
OMEZ-DSR		166	2%		210	2%
Reditux		154	2%		199	2%
Mintop		150	2%		172	2%
Enam		179	2%		166	2%
Others		4,890	61%		5,144	61%
Total	Rs.	8,060	100%	Rs.	8,478	100%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.
Sales, marketing and distribution network
     We generate demand for our products by detailing them to doctors who prescribe them, and meeting with pharmacists to ensure that the pharmacists stock our brands. While we do not sell directly to doctors or pharmacists, our approximately 2,248 sales representatives and front line managers frequently visit doctors and pharmacists throughout the country to detail our products. In addition, we sponsor medical conferences in different parts of the country and conduct seminars for doctors. During the year ended March 31, 2009, we increased our total sales personnel in India by approximately 298.
     We sell our products primarily through clearing and forwarding agents to approximately 2,196 wholesalers who decide which brands to buy based on demand. The wholesalers pay for our products in an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the wholesalers and ensuring that the wholesalers maintain adequate supplies of our products. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.
Competition
     We compete with different companies in different countries, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 13th largest pharmaceutical seller in India, with a market share of 2.17%, according to the ORG IMS March MAT report for the 12-month period ended March 31, 2009. Of the top twenty participants in the Indian formulations market, three are multinational corporations and the rest are Indian corporations. We believe growth opportunities in India continue to exist.
     Some of the key observations on the performance of the Indian pharmaceutical market by ORG IMS set forth in their March MAT report for the 12-month period ended March 31, 2009 and similar reports published by ORG IMS during the year ended March 31, 2009 are as follows:

▪	The Indian pharmaceutical market, including retail and hospital sales, registered a growth of 10.1% during the year ended March 31, 2009.

▪	The overall growth rate during the year ended March 31, 2009 was lower than the forecasted growth rate.

▪	New products accounted for 6.5% of total Indian pharmaceutical sales during the year ended March 31, 2009.

▪	The number of new products in the Indian pharmaceutical market remained steady at approximately 3,900, while 20% of the new products account for 70% of total sales from new products.

▪	The top 300 existing brands grew at a rate of 11%, which was higher than the Indian pharmaceutical market’s overall average, and continued to account for 33% of the market’s total sales.

▪	Approximately 800 existing brands (more than Rs.100 million in value) accounted for 50% of the market’s total sales and recorded a growth rate of more than 11% during the year ended March 31, 2009.

▪	There is an increasing emergence of bio-similars to address the needs of patients in the oncology therapeutic area.
     Our Global Generic segment’s principal competitors in the Indian market include Cipla Limited, Glaxo SmithKline Pharmaceuticals Limited, Ranbaxy Laboratories Limited, Nicholas Piramal India Limited, Sun Pharmaceuticals Industries Limited, Zydus-Cadila Limited, Lupin Limited, Mankind Limited, Alkem Limited, Aristo Pharma Limited and Abbott Limited.
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
     In India, manufacturing licenses for drugs and pharmaceuticals are generally issued by state drug authorities. Under the Drugs and Cosmetics Act, 1940, the state drug administration agencies are empowered to issue manufacturing licenses for drugs if they are approved for marketing in India by the DCGI. Prior to granting licenses for any new drugs or combinations of new drugs, DCGI clearance has to be obtained in accordance with the Drugs and Cosmetics Act, 1940.
     Pursuant to the amendments in May 2005 to the Schedule Y of the Drugs and Cosmetics Act, 1940, manufacturers of finished dosages are required to submit additional technical data to the DCGI in order to obtain a no-objection certificate for conducting clinical trials as well as to manufacture new drugs for marketing.
     All pharmaceutical manufacturers that sell products in India are subject to regulations issued by its ministry of health (“MoH”). These regulations govern or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products.
     MoH approval of an application is required before a generic equivalent of an existing or referenced brand drug can be marketed. When processing a generics application, the MoH waives the requirement of conducting complete clinical studies, although it normally requires bioavailability and/or bioequivalence studies. “Bioavailability” indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. “Bioequivalence” compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of the active drug substance in the body are the equivalent for the generic drug and the previously approved drug. A generic application may be submitted for a drug on the basis that it is the equivalent of a previously approved drug. Before approving a generic product, the MoH also requires that our procedures and operations conform to cGMP regulations, relating to good manufacturing practices as defined by various countries. We must follow the cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations.
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
Russia
     Russia accounted for 12% of our Global Generics segment’s revenues in the year ended March 31, 2009. Pharmexpert, a market research firm, ranked us 17th in sales in Russia with a market share of 1.25% as of March 31, 2009 in its moving annual total report for first quarter 2009 (the “Pharmexpert MAT Q1 2009 Report”). Pharmexpert also reported that Russia’s pharmaceutical market growth during the year ended March 31, 2009 was 16%. All of the companies ranked ahead of us by Pharmexpert were either multinational corporations or of European origin. Accordingly, we were the top ranked Indian pharmaceutical company in Russia.
     The following table provides a summary of the revenues of our top 10 brands in the Russian market for the years ended March 31, 2008 and 2009, respectively:

	Year Ended March 31,
	2008			2009
	Revenues in			Revenues in
Brand	millions		% Total(1)	millions		% Total(1)
Omez	Rs.	849	21%	Rs.	1,281	21%
Nise		799	20%		1,249	21%
Ketorol		797	20%		1,078	18%
Ciprolet		550	13%		701	12%
Enam		255	6%		315	5%
Cetrine		199	5%		339	6%
Exifine		140	3%		210	3%

	Year Ended March 31,
	2008			2009
	Revenues in			Revenues in
Brand	millions		% Total(1)	millions		% Total(1)
Mitotax		105	3%		148	2%
Bion		62	2%		171	3%
Mycoflucan		51	1%		95	2%
Others		257	6%		216	7%
Total	Rs.	4,064	100%	Rs.	5,803	100%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all sales in Russia.
     Our top four brands, Omez, Nise, Ketorol and Ciprolet, accounted for 72% of our generics revenues in Russia in the year ended March 31, 2009. Omez (an anti-ulcerant product), Nise and Ketorol (pain management products) and Ciprolet (an anti-infective product) are ranked as the 45th, 40th, 64th and 131st best selling formulation brands, respectively, in the Russian market as of March 2009 by Pharmexpert in its MAT Q1 2009 Report.
     Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, anti-infectives and cardiovascular. Our focus is on building brand leaders in these therapeutic segments. Omez, Ciprolet, Nise and Ketorol continued to be brand leaders in their respective categories, as reported by the Pharmexpert MAT Q1 2009 Report.
     Growth during the year was driven by sales and marketing initiatives to target specialists through field sale forces focused on these specialists, increased participation in hospital business and an over-the-counter (“OTC”) initiative for certain brands. During the year ended March 31, 2009, we further expanded our Russian sales force. Our Russian hospital division has 31 hospital specialists and 16 key account managers, and is focused on expanding our present network of hospitals and institutes. Our Russian OTC division has 52 medical representatives, and is focused on establishing a network of relationships with OTC distributors in preparation for future OTC product launches.
Sales, marketing and distribution network
     In Russia, we sell our products to some of the principal national distributors directly as well as through our wholly-owned subsidiary located in Russia, OOO Dr. Reddy’s Laboratories, Russia. Our sales and marketing efforts are driven by a team of 315 marketing representatives, 25 regional managers, 4 zonal managers and 21 key account managers to detail our products to doctors in 63 cities in Russia. During the year ended March 31, 2009, we increased our sales personnel in Russia by approximately 65.
     In the Russian market, credit is generally extended only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies, and are reviewed on a periodic basis. During the year ended March 31, 2009, we reviewed the credit terms offered to our key customers and modified them to take into account the current macro-economic scenario in Russia.
Competition
     Our Global Generics segment’s principal competitors in the Russian market include Berlin Chemi AG, Gedeon Richter Limited, Krka, Pliva, Lek, Ranbaxy, Nycomed and Egis Pharmaceuticals Limited.
North America (United States and Canada)
     In North America (the United States and Canada), we sell generic drugs which are the chemical and therapeutic equivalents of reference brand drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale in any given country.

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
     Revenues from North America (the United States and Canada) generics sales increased by 152% to Rs.19,843 million during the year ended March 31, 2009 from Rs.7,873 million in the year ended March 31, 2008. During the year ended March 31, 2009, North America (the United States and Canada) accounted for 40% of the total Global Generics segment’s sales. This significant contribution and year-on-year increase in sales was primarily due to increases in revenues from the launch of sumatriptan, our authorized generic version of Imitrex®, which generated revenues of Rs.7,188 million. Excluding the revenues from sumatriptan sales and excluding the revenue contributed by our acquisition of BASF’s facility in Shreveport, Lousiana, our revenues from North America (the United States and Canada) grew by 39% compared to the year ended March 31, 2008.
     Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. In order to build a robust generics pipeline, in the year ended March 31, 2009, we filed 20 ANDAs in the United States, including seven Paragraph IV filings. In the year ended March 31, 2009, the U.S. FDA granted us 23 final ANDA approvals and four tentative ANDA approvals. As of March 31, 2009, cumulatively, we have filed 138 ANDAs in U.S. out of which 68 ANDAs were pending approval at the U.S. FDA, including nine tentative approvals.
     During the year ended March 31, 2005, we entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of generic drug products for the U.S. markets. The agreement gives I-VEN the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”). Under this agreement, we received Rs.985 million in March 2005 which was applied in part to our research and development costs for the years ended March 31, 2005, 2006 and 2007. During the year ended March 31, 2007, we signed an amendment to the agreement with I-VEN to reflect a change in the product portfolio and the royalty rate.
Sales, Marketing and Distribution Network
     Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in the United States, is engaged in the marketing of our generic products in North America (the United States and Canada). In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. During the year ended March 31, 2009, we launched sumatriptan AG, divalproex sodium, divalproex sodium sprinkles, glycopyrrolate, ramipril, venlafaxine, nabumetone, risperidone, risperidone ODT, levetracetam, lamotrigine chewable, lamotrigine tablets, naproxen OTC and famotidine OTC. Our key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations and pharmacy buying groups.
     In January 2006, we entered into an agreement with Merck & Co., Inc. allowing us to distribute and sell authorized generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covered by these products, provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006, respectively. After expiration of the period of exclusivity, we continued to distribute and sell these products and, in the year ended March 31, 2009, we earned revenue of Rs.648 million from sales of these products. During the year ended March 31, 2008, we received ANDA approvals for the generic versions of finasteride and simvastatin manufactured at our facility in India and currently sell those products also in the U.S. market.

     In 2001, we entered into a profit sharing marketing alliance with Par Pharmaceuticals, Inc. to market certain prescription generic formulations, none of which are over-the-counter products. As of March 31, 2009, we marketed two generic products through Par Pharmaceuticals, Inc.
     We formerly marketed generic versions of famotidine (Pepcid®) tablets, ranitidine (Zantac®) tablets and naproxen sodium (Aleve®) tablets/caplets, through Leiner Health Products, LLC (“Leiner”). In 2002, we entered into a 15-year exclusive agreement with Leiner to market these and additional OTC products in the United States pursuant to which we launched our first new OTC product under this agreement, ibuprofen/pseudoephedrine, during the year ended March 31, 2007. However, we terminated our OTC product agreements with Leiner on April 18, 2007 after Leiner suspended all of its packaging, production and distribution activities at its facilities in the United States in response to a list of inspection observations on a Form 483 from the U.S. FDA. In the year ended March 31, 2008, we launched our own OTC products division and successfully introduced ranitidine 150 mg OTC in September 2007 and cetirizine 10 mg OTC in January 2008. During the year ended March 31, 2009, two more OTC products launches were made and the sales of our OTC business in the United States during the year ended March 31, 2009 generated revenues of Rs.992 million.
     In Canada, in the year ended March 31, 2002, we entered into a profit sharing arrangement with Cobalt Pharmaceuticals Inc. and Pharmascience Inc. to market certain of our generic products.
     In April 2008, we acquired BASF’s pharmaceutical contract manufacturing business and related facility in Shreveport, Louisiana, U.S.A. This business involves contract manufacturing of generic prescription drugs and OTC products for branded and generic companies in the United States. The acquisition strengthened our supply chain for North America (the United States and Canada) and provides a strong platform for pursuing additional growth opportunities. This business generated revenues of Rs.1,684 million during the year ended March 31, 2009.
Competition
     Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors in the U.S. market include Teva Pharmaceutical Industries Limited, Mylan Laboratories Inc., Andrx Corporation, Watson Laboratories Inc., Sandoz, a division of Novartis Pharma A.G, Ranbaxy Laboratories Limited and Caraco Pharmaceuticals.
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
     Before approving a product, the FDA also requires that our procedures and operations conform to cGMP regulations, relating to good manufacturing practices as defined in the U.S. Code of Federal Regulations. We must follow cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations.
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
Canada Regulatory Environment
     In Canada, we are required to file product dossiers with the country’s regulatory authority for permission to market the generic formulation. The regulatory authorities may inspect our manufacturing facility before approval of the dossier.
Europe
     The European Union (the “EU”) presents significant opportunities for the sale of generic drugs. In the EU, the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective, or manufactured and marketed other than in accordance with registration conditions.
     Our sales of generic drugs in Europe for the year ended March 31, 2009 were Rs.11,886 million, which accounted for 24% of our Global Generics segment’s sales, and represented an increase of 16% as compared to sales of generic drugs in Europe for the year ended March 31, 2008. Within Europe, significant sales are generated by beta Holding GmbH (“betapharm”), our German subsidiary. In March 2006, we acquired 100% of betapharm from 3i Group plc, a European private equity firm. This acquisition allowed us to enter the German generics market.
Sales, Marketing and Distribution Network
     Germany. Over last three years, the German pharmaceutical market underwent a significant change. The new healthcare reform (the Statutory Health Insurance — Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“GKV – WSG”) (an act to strengthen the competition in public health insurance) which was effective as of April 1, 2007, has significantly increased the power of insurance companies and statutory health insurance funds (“SHI funds”) to influence dispensing of medicines. Pursuant to the new law, pharmaceutical products covered by rebate contracts with insurance companies have to be prescribed by physicians and dispensed by pharmacies. This has increased the power of insurance funds. As a result, several SHI funds have entered into rebate contracts with pharmaceutical companies, causing pressure on margins.
     During fiscal 2009, Allgemeinen Ortsrankenkassen (“AOK”), one of the largest SHI funds (with 18.2 million members and 7 million dependents, covering approximately 40% of the German insurance market), announced a competitive bidding (or “tender”) process from pharmaceutical companies for 64 pharmaceutical products for 2009 and 2010. betapharm was awarded 8 products and 33 contracts covering AOK-insured persons in various regions of Germany, which represented 17% of the overall volume of the products covered by the AOK tender. betapharm was among the top 3 companies in terms of number of contracts awarded. The tender procedure was delayed pending resolution of a number of lawsuits filed by generic drug manufacturers. However, these lawsuits were settled in favor of AOK and, starting in June 2009, the sales under this tender began. After AOK’s tender, two other SHIs also announced their own tender processes, and this process appears to be emerging as a significant trend in the German generics market.
     In addition to AOK, betapharm continues to have contracts with other major SHI funds. Traditionally, the SHI fund contracts had the elements of basic rebate and incremental rebates on additional prescriptions generated through persons insured by these SHI funds. Since the new healthcare reforms, the SHI funds have been aggressive in negotiating rebates for their contracts. Consequently, in recent months they have negotiated higher discounts.
     We sell a broad and diversified range of generic pharmaceutical products, under the “betapharm” brand. Our sales force targets primary care physicians and pharmacists and our key account management team targets insurance companies, various doctors and pharmacist associations. These efforts are supported by a direct marketing team and a public relations program. Value-added services provided by the beta institut gemeinnützige GmbH, also known as the beta Institute for Sociomedical Research, are fully integrated into the sales and marketing effort and provide a unique differentiation point for our sales calls. The beta Institute for Sociomedical Research is a non-profit organization engaged in research and development in order to seek means of improving the healthcare process in ways that promote the psychological welfare of patients.
     With the above-mentioned discount contracts being effective, long term changes in the German structural framework conditions are ongoing. betapharm is in the process of a comprehensive restructuring of its sales force. The German generics market has seen a visible shift to a tender based supply model from that of a prescription based market, where the key driver for generating sales was doctors’ equity and influence enjoyed by generic companies with the pharmacists. Since the business model is changing, we intend to realign our sales force to evolve into a sustainable structure which adapts to the current market situation. Negotiations with the Works Council of betapharm, a local organization representing its workers, have been recently concluded to facilitate a suitable restructuring of the sales force.
     During the year ended March 31, 2008, Eli Lilly’s German patent covering olanzapine was invalidated by the German Patent Court. Eli Lilly, the innovator, appealed this decision before the German Federal Court of Justice. betapharm and certain other competitors had launched olanzapine products in Germany pending the decision from the German Federal Court of Justice. Eli Lilly filed an application for an interim order against betapharm claiming patent infringement at the court in Düsseldorf, Germany. However, in August 2008 the court decided not to grant the interim order due to lack of urgency. In December 2008, the Federal Court of Justice overruled the German Patent Court and decided to maintain the olanzapine patent in favor of Eli Lilly, the innovator. We subsequently stopped marketing this product in the German market. As part of the litigation, Eli Lilly claimed damages resulting from the sales of our olanzapine product. In settlement of such claims, we agreed to pay compensation to Eli Lilly in the amount of Euros 13.95 million (Rs.916 million).
     United Kingdom and Other countries within Europe. We market our generic products in the United Kingdom and other EU countries through our U.K. subsidiary, Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently market approximately 23 generic products in such countries, representing over 89 dosage strengths. New product launches in the year ended March 31, 2009 included fexofenadine, the generic version of Allegra®.
     We also seek to expand our presence to other European countries, either directly or through strategic alliances. Other European countries where we have physical presence and have been able to build our franchise include Romania, Spain and Italy. We have a representative office in Romania, and our sales in Romania during the year ended March 31, 2009 were Rs.465 million.
     We entered the Spain market through our acquisition of marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”) in the year ended March 31, 2007. As a result of this acquisition, we acquired an opportunity to sell those products using their existing brand names through our generics sales and marketing network. We have also filed marketing authorization applications in Spain to permit us to shift manufacturing of these acquired products from the current provider to our facilities in India.
     We incorporated a subsidiary in Italy, Reddy Pharma Italia SpA, in the year ended March 31, 2007, to build a pipeline of registrations and initiate marketing activities within the Italian generics market. In April 2008, we acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy. The acquisition provided us with access to an essential product portfolio, and a sales and marketing organization.

Competition
     In Germany, the companies with the largest generics market shares are losing their generics market shares to companies having rebate contracts with SHI funds. The top four generics companies (including their subsidiaries) in Germany hold an aggregate market share of approximately 44%, according to Insight Health’s NPI-Gx (Sales March 2009) report. Our key competitors within the German generics market include Sandoz group (including its Hexal, Sandoz and 1A Pharma subsidiaries), Ratiopharm group (including its Ratiopharm and CT Arzneimittel subsidiaries) and Stada group (including its Stada and Aliud subsidiaries). With the discount contracts with SHI funds becoming effective, long term structural changes are ongoing in the German market. Many companies have decided to cut their sales force to reduce fixed costs; others still believe that sales representatives remain a useful differentiating factor in this highly competitive environment.
Government regulations
European Union Regulatory Environment
     The activities of pharmaceutical companies within the European Union are governed by Directive 2001/83EC as amended. This Directive outlines the legislative framework, including the legal basis of approval, specific licensing procedures, and quality standards including manufacture, patient information and pharmaco-vigilance activities. Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Health Care Products Regulatory Agencies (“MHRA”) Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall and closure. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facility based in Andhra Pradesh, India for the manufacture of generic tablets and capsules for supply to Europe.
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
     Generic or abridged applications omit full non-clinical and clinical data but contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. The majority of our generic applications are made on the basis of essential similarity although other criteria may be applied. In the case of an essentially similar application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is essentially similar to the innovator product with respect to quality, safe usage and continued efficacy. The applicant is also required to demonstrate bioequivalence with the reference product. Once all these criteria are met, a Marketing Authorization may be considered for grant.
     Unlike in the United States, there is no regulatory mechanism within the European Union to challenge any patent protection. Nor is any period of market exclusivity conferred upon the first generic approval. In situations where the period of data exclusivity given to the innovator of a branded product expires before their patent expires, the launch of our product would then be delayed until patent expiration.
     In Germany, the government is currently focused on reducing health care spending. During the year ended March 31, 2007, the German government passed the Economic Optimization of Pharmaceutical Care Act (“Arzneimittelversorgungs-Wirtschaftlichkeisgestz” or “AVWG”) which became effective as of May 1, 2006, which is designed to contain increased pharmaceutical costs. The AVWG’s provisions include, among other things: prohibitions on the provision of free goods to health professionals (including wholesalers, pharmacists, medical institutions, physicians etc.); limitations on the payment of rebates to wholesalers and pharmacists; prohibitions on price increases for medicinal products prior to March 31, 2008; implementation of additional mandatory rebates of 10% if pharmaceutical prices are not 30% below the reference prices as published by the Federal Associations of Healthcare Insurance funds; and empowering the statutory health insurance funds to waive copayments by patients.

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
     Further, the government passed a new healthcare reform, the Statutory Health Insurance - Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“WSG”), which became effective as of April 1, 2007. Highlights of this new act are:
•	private insurance funds cannot refuse to provide health insurance to anyone who is without private health insurance coverage or who wants to switch from the public system; for these patients, private insurance funds need to offer basic rates in the future;

•	insurance funds are encouraged to enter into contracts with doctors, pharmacies and the pharmaceutical industry designed to lower the costs for the supply of patients with medicinal products (e.g., rebate agreements with the pharmaceutical industry and pharmacists) and integrating different fields of care to lower medical treatment costs;

•	insurance funds can cause drugs that are covered by rebate contracts with the pharmaceutical industry to be exempt from co-payments by patients;

•	in filling prescriptions, pharmacists are required to give preference to drugs subject to rebates, unless the physician has explicitly excluded replacement of the prescribed drug;

•	rebated medicinal products might, depending on individual agreements with physicians, be exempted from individual prescribing limits of the physicians (in Germany, physicians are given prescribing limits by insurance funds based on their number of patients, and if those limits are exceeded, the physicians can be penalized);

•	patients included in integrated care routes (see above) shall preferably receive rebated medicinal products; and

•	in making decisions pertaining to the prescription of drugs or filling of prescriptions, drugs will be evaluated not only from a benefit perspective but also from a cost perspective.
Impairment
     During the year ended March 31, 2009, there were significant changes in the generics market related to our German subsidiary betapharm.  These changes included the announcement of a large competitive bidding (or “tender”) process from AOK (the largest German SHI fund), a continuing decrease in the reference prices of pharmaceutical products and an increased quantity of discount contracts being negotiated with SHI funds. AOK’s tender process represents a visible shift to a tender based supply model within the German generics market. We were awarded 8 products representing 33 contracts covering the AOK-insured persons in various regions within Germany, which represented 17% of the overall volume of the products covered by the AOK tender. betapharm was among the top three companies in terms of number of contracts awarded. While our future sales volumes are expected to increase for the products awarded to us under the tender, the expected overall percentage margin under the tender arrangement will be significantly lower due to decreased prices per unit of product. Also, the products awarded did not include our key products.
     Due to these developments, as at March 31, 2009, we tested the carrying value of our product related intangibles and goodwill for impairment.  The impairment testing indicated that the carrying values of certain product-related intangibles were higher than their recoverable value, resulting in us recording an impairment loss on certain product related intangibles amounting to Rs.3,167 million during the year ended March 31, 2009.
     As at March 31, 2009, we also performed our annual impairment analysis related to the betapharm cash generating unit, comprised of the above product related intangibles, the indefinite life trademark brand –‘beta’ and acquired goodwill. The recoverable value of our betapharm cash generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash generating unit was higher than its recoverable value, resulting in us recording an impairment loss of goodwill amounting to Rs.10,856 million during the year ended March 31, 2009.
     Furthermore, due to the above adverse market developments and consequential impairment losses recorded by us in our betapharm cash generating unit, we also reviewed the useful life of our indefinite life intangible asset trademark/brand –‘beta’. We believe that the significant decline in reference prices, together with the increased use by SHIs of discount contracts and tender bidding processes, is resulting in the German market moving towards a non-branded price competition market model, and therefore diminishing the importance of the Company’s trademark/ brand ‘beta’. Accordingly, as at March 31, 2009, we re-assessed our trademark/brand ‘beta’ to be a finite life intangible asset, and determined its useful life to be 12 years.

Other markets of our Global Generics segment
     In March 2009, we announced a realignment of our Global Generics segment’s strategy for finished dosages to focus on certain key geographies, and that we would gradually exit from some of our very small, distributor driven markets. The markets being exited would account for less than 1% of our total company revenues. In addition to the markets where our operations are already very large and account for a major share of our Global Generics segment’s revenues (i.e., United States, India, Russia and other countries of the former Soviet Union, and Germany), we will continue operations in 10-15 other markets in which our finished dosages sales are growing significantly. In Venezuela, one of our key markets in this segment, during the year ended March 31, 2009 we re-acquired distribution rights for our products from our existing distributor and established our own distribution operations.
     The realignment resulting from the exit from small distribution driven markets represents an important new focus in our Global Generics segment. Not only will this realignment result in consolidation and reduction in complexity of our operations, it will enable us to significantly enhance our customer service and to increase our market share in the key geographies where we already have a considerable presence.
Global Generics Manufacturing and Raw Materials
     Manufacturing for our Global Generics segment entails converting APIs into finished dosages and packaging in individual doses for consumption by the patients. We have seven facilities for the manufacturing of formulation products, six of which are in India and one of which is in the United States. One of the Indian facilities in Hyderabad is U.S. FDA compliant and is utilized to manufacture products for the highly regulated markets of the United States, United Kingdom, Germany and South Africa in accordance with the approvals obtained from respective authorities. This facility is designed for the manufacture of tablets and hard gelatin capsules for sale in highly regulated markets.
     We manufacture most of our finished products at these facilities and also use third-party manufacturing facilities as we determine necessary. We also purchase some products from approved third parties based on the necessity and requirement of our markets. For each of our products, we endeavor to identify alternate suppliers of our products and the processes applicable to our products. The main difference between active pharmaceutical ingredients as compared to finished dosages is the form in which they are produced and the way they are packaged. Active pharmaceutical ingredients are manufactured and distributed in bulk. In generics, these bulk ingredients are converted into finished dosages by adding other ingredients, called excipients, and packaged into individual doses that are ready for consumption by the patient. In the year ended March 31, 2009, our PSAI segment provided approximately 62% of the active pharmaceutical ingredients and intermediates requirements of our Global Generics business, with the balance coming from various other suppliers.
     For the manufacturing of products intended to be sold in the United States, we are required to identify the suppliers of all the raw materials for our products in the drug applications that we file with the U.S. FDA. If raw materials for a particular product became unavailable from an approved supplier specified in a drug application, we would be required to qualify a substitute supplier with the U.S. FDA, which would likely interrupt manufacturing of the affected product. To the extent practicable, we attempt to identify more than one supplier in each drug application. However, some raw materials are available only from a single source and, in some of our drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist. In addition, we obtain a significant portion of our inactive pharmaceutical ingredients from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, U.S. FDA regulations, various import duties and other government clearances. Our facility at Beverley in the United Kingdom is designed for the packaging and warehousing of pharmaceutical products in a variety of dosage forms, including tablets, capsules, liquids and creams. The facility holds all relevant licenses and authorizations required to conduct all necessary activities, including the supply of materials for use in clinical studies. In addition, the quality systems for ensuring product quality planning and control are ISO 9000 accredited. We closed our other U.K. facility, which had been located at Battersea, in the year ended March 31, 2007. We transferred the manufacturing of most of the products manufactured at the Battersea facility to our facilities in India. In Germany, manufacturing of betapharm’s products is now partly through our facilities in Bachupally, India and also outsourced to third party manufacturers. As of March 31, 2009, we shifted manufacturing of sixteen key product groups to India. In the year ended March 31, 2010, we intend to continue shifting the manufacturing of betapharm products to our facilities in India. The logistics services for storage and distribution in Germany is outsourced to a third party service provider.
     Our manufacture of finished dosages for less regulated markets is subject to strict quality and contamination controls throughout the manufacturing process. In our facilities, we manufacture formulations in various dosage forms including tablets, capsules, injections and liquids. These dosage forms are then packaged and quarantined to be tested for quality and contamination. The Ministries of Health of Brazil, Ukraine, Gulf Co-operation Council group, Kirgystan and World Health Organization have visited during the year ended march 31, 2009 and approved our facilities. We manufacture our key brands for our Indian markets at our facilities in Baddi and Yanam to take advantage of certain fiscal benefits offered by the Government of India, which include exemption from income tax and excise duty, in the case of Baddi, and exemption from income tax, in the case of Yanam, for a specified period.
     All pharmaceutical manufacturers that sell products in any country are subject to regulations issued by the ministry of health (“MoH”) of the respective country. These regulations govern, or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products. Our facilities and products are periodically inspected by various regulatory authorities such as the U.S. FDA, U.K. MHRA, the South African Medicines Control Council, the Brazilian National Agency of Sanitary Surveillance (also known as “ANVISA”), the Romanian National Medicines Agency, and the World Health Organization, all of which have extensive enforcement powers over the activities of pharmaceutical manufacturers operating within their jurisdiction.
Proprietary Products Segment
     Our Proprietary Products segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves our specialty pharmaceuticals business which launched sales and marketing operations for in-licensed dermatology products in the year ended March 31, 2009.
Discovery Research business
     In the discovery research part of the Proprietary Products segment, we are actively pursuing discovery and development of new molecules, sometimes referred to as “New Chemical Entities” or “NCEs.” Our research programs focus on the following therapeutic areas:
•	Metabolic disorders

•	Cardiovascular disorders

•	Bacterial infections
     Our principle research laboratory is based in Hyderabad, India. As of March 31, 2009, we employed a total of 185 scientists, including approximately 40 scientists who held Ph.D. degrees. We pursue an integrated research strategy at our laboratories, focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules followed by selection and optimization of lead molecules and further clinical development of those optimized leads.
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
     In September 2005, we entered into a co-development and commercialization agreement with Denmark based Rheoscience A/S for the joint development and commercialization of Balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes. In the year ended March 31, 2009, we agreed with Rheoscience to amend the terms of this agreement. Under the terms of the amended agreement, we and Rheoscience will share costs for phase III development according to certain pre-determined formulas. The parties will also share eventual revenues, whether from direct sales of products by either party or from third parties who may be responsible for marketing the product in certain countries. The agreement is valid for a period of ten years from the date of commercialization. We retain the right to supply clinical development and commercial quantities of the requisite active pharmaceutical ingredients on an arm’s-length basis to all parties that commercialize DRF 2593. DRF 2593 commenced the first phase III clinical trials in August 2007. In order to obtain approval from either the U.S. FDA or its European counterpart, the European Medicines Agency, many phase III clinical trials will be required to be conducted over several years (the precise duration of which will be decided by the applicable regulatory authorities, after reviewing some of our phase III clinical trials data).
     In September 2005, we announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited

(“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). The terms of the joint venture were amended in March 2006. The joint venture agreement granted us the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arm’s length basis, subject to the final decision by the board of directors of Perlecan Pharma. During the year ended March 31, 2007, we entered into a Research Services Agreement with Perlecan Pharma pursuant to which we provide Perlecan Pharma with clinical development support and services. Perlecan Pharma has certain development rights with respect to additional NCE assets that we discovered and we have certain commercialization rights with respect to products that Perlecan Pharma developed. In addition, as part of this arrangement, we transferred all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma. On July 30, 2008, we acquired the entire equity holding of Citigroup Venture and ICICI Venture in Perlecan Pharma for a total consideration of Rs.758 million. As a result of this transaction, Perlecan Pharma became our wholly owned subsidiary.
     In September 2006, we entered into an agreement with ClinTec International for the joint development of an anti-cancer compound, DRF 1042, belonging to the topoisomerase inhibitors class of compounds for use as potential treatment of various types of cancer. Phase I studies in India have been completed, although additional long-term toxicology studies are required in order to support Phase II clinical studies. Phase II studies are anticipated to commence once these additional toxicology studies are completed. The agreement is structured such that territories are split between us and ClinTec International, with milestones and royalties flowing between the parties based on successes achieved in their respective territories. In the quarter ended March 31, 2009, this agreement was restructured such that we ceased to be a joint development partner and Clintec International and its affiliates were given an option to in-license the product by a specific date. In order to exercise this option, ClinTec International must pay us an agreed initial amount plus certain milestone payments which are subject to achievement of specified development, launch and sales thresholds in the future.
     As part of our research program, we pursue collaborations with leading institutions and laboratories all over the world. We enter into these collaborations to utilize the expertise and facilities these institutions and laboratories provide. We have collaborated with the National Cancer Institute in Maryland, which is a part of the United States National Institutes of Health. In February 2006, we entered into an agreement with Argenta Discovery Limited (“Argenta”) for the joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease (“COPD”). Under the terms of the agreement, the parties agreed to collaborate to identify clinical candidates from a certain class of our compounds for use as potential treatments for COPD. Both parties agreed to jointly develop the selected candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). Upon successful completion of a Phase IIa trial, the parties may either license-out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. We and Argenta have agreed to fund the joint collaboration up to proof-of-concept and share the development expenses equally and profits at a predetermined ratio. A molecule candidate was identified that could be developed for COPD, and Good Laboratory Practices toxicity studies are ongoing for this molecule. We commenced Phase I studies for this candidate in March 2009.
     In March 2008, we entered into an agreement with 7TM Pharma for drug discovery collaboration on selected drug targets. We will collaborate with 7TM Pharma to identify clinical candidates for pre-selected targets and will jointly develop these candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). Upon successful completion of a Phase IIa trial, the parties may either license out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. 7TM Pharma is a Denmark based biotechnology company focusing on discovery and development of new drugs targeting 7TM receptors. 7TM Pharma’s primary therapeutic area is metabolic diseases, including obesity, Type 2 diabetes and cardiovascular diseases.
     Our investments into research and development of NCEs have been consistently focused towards developing promising therapeutics. The compounds currently under active development in our pipeline include:

Compound	Therapeutic Area	Status	Development partner	Remarks

DRF 2593	Metabolic disorders	Phase III	Rheoscience	In Phase III clinical testing for type 2 diabetes

Several compounds	Respiratory disorders	Phase I	Argenta	Targeted for Chronic Obstructive Pulmonary Disease

DRL 17822	Metabolic disorders/Cardiovascular disorders	Phase I	N/A	Targeting dyslipidemia and atherosclerosis

     Patents. The status of our patents filed and issued as of March 31, 2009 is summarized below:

	USPTO(1)	USPTO(1)	PCT(2)	India	India
Category	(Filed)	(Granted)	(Filed)	(Filed)	(Granted)

Anti-diabetic	83	53	61	116	44
Anti-cancer	17	8	14	45	15
Anti-bacterial	8	5	10	21	4
Anti-inflammation/Cardiovascular	38	18	26	20	1
Anti-ulcerant	1	1	—	1
Miscellaneous	4	1	3	23	8
TOTAL	151	86	114	226	72

(1)	“USPTO” means the United States Patent and Trademark Office.

(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.
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

Recent announcements
     In May 2009, we announced the acceptance of our three Investigational New Drug (“IND”) filings by the U.S. FDA. The first human subjects were successfully treated in a phase I study with DRL 17822, a selective inhibitor of cholesterylester transfer protein (or “CETP”), for the treatment of dyslipidemia, atherosclerosis and associated cardiovascular diseases. The compound shows potent elevation in high-density lipoprotein (or “HDL”) cholesterol and reduction of atherosclerotic plaques in animals, and has a clean safety profile in preclinical studies. The two other INDs are for the treatment of chronic obstructive pulmonary disease (or “COPD”) and dyslipidemia.
     We also announced that effective July 1, 2009 our drug discovery operations at Hyderabad will be absorbed into Aurigene Discovery Technologies Limited (“Aurigene”), another of our wholly-owned subsidiaries. Aurigene is a partnership based drug discovery biotechnology company headquartered in Bangalore. Our Discovery Research business resources (i.e., employees, facility and infrastructure) will be suitably transferred and leased to Aurigene, which will now operate out of two sites - Bangalore and Hyderabad.
     In addition, we will be creating a new group to focus on proprietary products development, which will be responsible for building our proprietary, branded research and development portfolio in collaboration with various partners and service providers. This organization will work with Aurigene and other discovery biotechnology companies to ensure effective management of our ongoing and future drug discovery programs. All the existing intellectual property of our drug discovery operations will be owned and managed by this new group. This group will also have responsibility for our research and development portfolio and our differentiated formulations efforts. As part of the reorganization, we will close our research facility in Atlanta, Georgia, U.S.A.
Promius Pharma
     Promius Pharma is our subsidiary in Bridgewater, New Jersey, U.S.A. focusing on our U.S. Specialty Business — i.e., development and sales of branded specialty products. It has a portfolio of in-licensed patented dermatology products and off-patent cardiovascular products. It also has an internal pipeline of dermatology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, onychomycosis, acne, psoriasis and androgenic alopecia. It has commercialized two products, namely EpiCeram, which is a skin barrier emulsion for the treatment of atopic dermatitis, and Scytera, which is a foam for the treatment of psoriasis. Over the last year, since the business has been launched, Promius Pharma has been able to enter into successful partnerships with companies such as Ceragenix, Foamix, Sinclair and Antares for in-licensing of products. It also leverages on the research, development and manufacturing facilities at Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, pre-clinical and clinical studies. Promius Pharma has approximately 50 sales representatives in the field. Its sales force targets physicians in the field of dermatology and is supported by a direct marketing team and a public relations program. In addition to its sales force, Promius Pharma’s account managers also call on purchasing agents for drug wholesalers and chain drug stores.
     The manufacturing of Promius Pharma’s products has been outsourced to third party manufacturers based in the United States. The third party manufacturers are responsible for sourcing the raw materials required for manufacturing the products. However, in some cases we source the active pharmaceutical ingredients and supply it to the third party manufacturer. The logistics services for storage and distribution have also been outsourced to a third party service provider.
     On March 13, 2006, we acquired trademark rights to three off-patent products, along with all the physical inventories of the products, from PDL Biopharma, Inc. (“PDL”), for a total consideration of Rs.123 million. PDL was a company focused on the development and commercialization of novel therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a result of the acquisition, we acquired an opportunity to sell these products using their existing brand names through our generics sales and marketing network. PDL’s operations were subsequently integrated with those of Promius Pharma.
     The revenues generated by Promius Pharma as well as from the sale of PDL products during the year ended March 31, 2009 of Rs.294 million have been accounted under our Proprietary Products segment.

4.C. Organizational structure
     Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2009:

		Percentage of Direct/
	Country of	Indirect Ownership
Name of Subsidiary	Incorporation	Interest
DRL Investments Limited	India	100%
Reddy Pharmaceuticals Hong Kong Limited	Hong Kong	100%
OOO JV Reddy Biomed Limited	Russia	100%
Reddy Antilles N.V.	Netherlands	100%
Reddy Netherlands B.V.	Netherlands	100	%(1)
Reddy US Therapeutics, Inc.	U.S.A.	100	%(1)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100%
Dr. Reddy’s Farmaceutica do Brasil Ltda	Brazil	100%
Cheminor Investments Limited	India	100%
Aurigene Discovery Technologies Limited	India	100%
Aurigene Discovery Technologies, Inc.	U.S.A.	100	%(3)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33	%(4)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%
Dr. Reddy’s Laboratories (U.K.) Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	60%
Reddy Cheminor S.A.	France	100	%(2)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
Dr. Reddy’s Bio-sciences Limited	India	100%
Promius Pharma LLC (formerly Reddy Pharmaceuticals, LLC)	U.S.A.	100	%(6)
Trigenesis Therapeutics, Inc.	U.S.A.	100%
Industrias Quimicas Falcon de Mexico, SA de CV	Mexico	100%
Reddy Holding GmbH	Germany	100	%(7)
Lacock Holdings Limited	Cyprus	100%
betapharm Arzneimittel GmbH	Germany	100	%(8)
beta Healthcare Solutions GmbH	Germany	100	%(8)
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	Germany	100	%(8)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia SPA	Italy	100	%(7)
Dr. Reddy’s Laboratories (Australia) Pty Ltd.	Australia	70%
Dr. Reddy’s Laboratories SA	Switzerland	100%
Eurobridge Consulting B.V.	Netherlands	100	%(1)
OOO DRS LLC	Russia	100	%(9)
Aurigene Discovery Technologies(Malaysia) Sdn, Bhd	Malaysia	100	%(3)
Dr. Reddy’s New Zealand Limited (formerly Affordable Healthcare Limited)(12)	New Zealand	100	%(10)
Macred India Private Limited	India	100%
Dr. Reddy’s Laboratories Ilac Ticaret Limited	Turkey	100%
Perlecan Pharma Private Limited	India	99.99%
Dr. Reddy’s SRL (formerly Jet Generici SRL)	Italy	100	%(11)
Chirotech Technology Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100	%(6)

(1)	Indirectly owned through Reddy Antilles N.V.

(2)	Subsidiary under liquidation.

(3)	Indirectly owned through Aurigene Discovery Technologies Limited.

(4)	Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as we hold a 51.33% stake; however, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(6)	Indirectly owned through Dr. Reddy’s Laboratories, Inc.

(7)	Indirectly owned through Lacock Holdings Limited.

(8)	Indirectly owned through Reddy Holding GmbH.

(9)	Indirectly owned through Eurobridge Consulting B.V.

(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.

(11)	Indirectly owned through Reddy Pharma Italia SPA

(12)	Effective as of May 19, 2009
4.D. Property, plants and equipment
     The following table sets forth current information relating to our principal facilities:

	Approximate	Built up		Installed	Actual
Location	Area	Area	Certifications	Capacity	Production
	(Square feet)	(Square feet)
Pharmaceutical Services and Active Ingredients				3,912(9)(12)	3,327(9)(12)
Bollaram, Andhra Pradesh, India	734,013	191,558	U.S. FDA and EuGMP	See above (12)	See above (12)
Bollaram, Andhra Pradesh, India	648,173	346,622	U.S. FDA and EuGMP	See above (12)	See above (12)
Bollaram, Andhra Pradesh, India	285,235	204,556	U.S. FDA and EuGMP	See above (12)	See above (12)
Jeedimetla, Andhra Pradesh, India	228,033	102,464	U.S. FDA and EuGMP	See above (12)	See above (12)
Miryalaguda, Andhra Pradesh, India	3,402,907	414,553	U.S. FDA and EuGMP	See above (12)	See above (12)
Pydibheemavaram, Andhra Pradesh, India	8,523,466	972,490	U.S. FDA and EuGMP	See above (12)	See above (12)
Pydibheemavaram, Andhra Pradesh, India (5)	737,134	53,918		See above (12)	See above (12)
Miyapur, Andhra Pradesh, India	113,256	85,736	ISO 27001: 2005 Information Security Management System	N/A	N/A
Jeedimetla, Andhra Pradesh, India	68,825	23,538	ISO 27001: 2005 Information Security Management System	N/A	N/A
Cuernavaca, Mexico	2,774,378	1,345,488	(1)	3,500(9)	2,000(9)
Mirfield, United Kingdom	1,785,960	653,400	ISO 9001:2008, MHRA
			(UK) and U.S. FDA	(13)	(13)
Cambridge, United Kingdom (6)	9,383	9,383		N/A	N/A

Global Generics				3,440(7)(8)(14)	4,298(7)(14)
Bollaram, Andhra Pradesh, India	217,729	103,894	(2)	See above (14)	See above (14)
Bachupally, Andhra Pradesh, India	1,306,372	387,030	(3)	See above (14)	See above (14)
Yanam, Pondicherry, India	457,000	26,226	—	See above (14)	See above (14)
Baddi, Himachal Pradesh, India	765,542	148,711	—	See above (14)	See above (14)
Bachupally, Andhra Pradesh, India	798,982	41,891	(2)	13,852(10)	4,309(10)
Bachupally, Andhra Pradesh, India (5)	783,823	336,308	(4)	9,200(7)(11)	4,770(7)
Beverley, East Yorkshire, United Kingdom	81,000	32,500	U.K. Medicine
			Control Agency, British
			Retail Consortium	N/A	N/A
Shreveport, Lousiana, United States	1,817,123	258,709	U.S. FDA	5,875(7)(11)	1,825(7)

Proprietary Products (11)
Miyapur, Andhra Pradesh, India	445,401	153,577	—	N/A	N/A
Georgia, United States (6)	24,733	24,733	—	N/A	N/A

(1)	U.S. FDA; Therapeutic Goods Administration, Australia; Danish Medicines Agency, Denmark; U.S. Prescription Drug Marketing Act; Ministry of Health, Labour and Welfare, Japan; Secretaría de Salud y Asistencia, Mexico.

(2)	Ministry of Health, Sudan; Ministry of Health, Uganda; Brazilian National Agency of Sanitary Surveillance (“ANVISA”), Brazil; National Medicines Agency, Romania; Ministry of Health, Ukraine; GCC group of countries.

(3)	Medicine Control Council, Republic of South Africa; The State Company for Marketing Drugs and Medical Appliances, Ministry of Health, Iraq; Sultanate of Oman, Ministry of Health, Muscat; Ministry of Health, Sudan; Ministry of Health, State of Bahrain; State Pharmaceutical Inspection, Republic of Latvia; Pharmaceutical and Herbal Medicines, Registration and Control Administrations, Ministry of Health, Kuwait.

National Medicines Agency, Romania; Ministry of Health, Ukraine; Ministry of Health, Indonesia; Health Authorities, Nigeria; Ministry of Health, Kirgystan; World Health Organization, cGMP; ANVISA, Brazil; Medicines and Health Care Products Regulatory Agencies (“MHRA”), U.K., British Retail Consortium; Danish Medicines Agency.

(4)	U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Ministry of Health, UAE; Medicines Control Council, South Africa; ANVISA, Brazil; National Medicines Agency, Romania; Danish Medicines Agency, Environmental Management System ISO 14001; Occupational Health and Safety Management System — OHSAS 18001; Quality Management System-ISO 9001:2000.

(5)	100% Export Oriented Units. However the income tax benefits under the Indian Income tax Act were exhausted as of the end of the year ended March 31, 2008 for our Generics facility at Bachupally.

(6)	Leased facilities.

(7)	Million units.

(8)	On a single shift basis.

(9)	Tons.

(10)	Grams.

(11)	Three shift basis

(12)	Represents the aggregate capacity and production for the first seven facilities listed in this table under PSAI.

(13)	Capacity and production at this facility is not separately tracked.

(14)	Represents the aggregate capacity and production for the first four facilities listed in this table under Global Generics.
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
     Global Generics
     In the year ended March 31, 2009, we commissioned the construction of a facility at our plant in Baddi, Himachal Pradesh for the manufacture of injectable and ointment finished doseages for our Global Generics segment. This project is eligible for certain financial benefits, including exemption from income tax and excise duty for a specific period, offered by the Government of India to encourage industrial growth in the state of Himachal Pradesh, India.
     We have completed construction of a facility at a Special Economic Zone located in Visakhapatnam, Andhra Pradesh, India for the manufacture of oral and injectable cytotoxic finished dosages for our Global Generics segment. We are in the process of obtaining certification for this facility from the U.S. FDA. During the initial visit to our facility in February 2008, the U.S. FDA inspectors gave us a Notice on Form 483 of certain deficiencies. This was a part of the regular pre-ANDA approval inspection that the U.S. FDA conducts for all potential U.S. ANDA filers and pursuant to which the entire manufacturing site is audited. We promptly responded to this Notice. Subsequently, the U.S. FDA had certain follow-on inquiries and asked for the facility to be reinspected. We filed a reply to these follow-on inquiries in January 2009 and informed the U.S. FDA that a facility upgrade will be undertaken to support our business plan and expanded scope for other products to be manufactured at this facility. We are working with the U.S. FDA on these matters and anticipate that we will receive approval for the facility upon completion of the reinspection.
     We are in the process of setting up a manufacturing facility in Medak District, Andhra Pradesh, India, where our property has been designated as a Special Economic Zone under the applicable laws of the Government of India.
     PSAI
     We are in the process of establishing a plant in a Special Economic Zone in Andhra Pradesh, India for the manufacture of APIs. The plant will be adjacent to an existing plant, in a newly acquired area of approximately 250 acres under a Pharmaceutical-Sector specific Special Economic Zone for fiscal benefits. The formal governmental approval for designating the property as a Special Economic Zone has been obtained. The project is envisaged to be developed in a phased manner, subject to all statutory clearances.
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

ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     We are an emerging global pharmaceutical company with proven research capabilities. We derive our revenues from the sale of finished dosage forms, active pharmaceutical ingredients and intermediates, development and manufacturing services provided to innovator pharmaceutical and biotechnology companies, and license fees from our drug discovery operations.
     The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by reportable segments. Our reportable segments are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);

•	Global Generics; and

•	Proprietary Products.
     During the year ended March 31, 2009, we transitioned into a new organization structure, which has resulted in changes in our composition of reportable segments as well as the financial information reviewed by the CODM. Accordingly, the segment information for the current year ended March 31, 2009 and the previous year ended March 31, 2008 has been presented based on the new reportable segments as mentioned above.
     Pharmaceutical Services and Active Ingredients (“PSAI”): This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements. This segment has been formed by aggregating our former Active Pharmaceutical Ingredients and Intermediates segment and Custom Pharmaceutical Services segment.
     Global Generics: This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment includes our former Formulations and Generics segments.
     Proprietary Products: This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves our specialty pharmaceuticals business, which launched sales and marketing operations for in-licensed dermatology products during the year ended March 31, 2009.
     Accordingly, disclosures relating to the previous period have been reclassified/regrouped to conform to the current period presentation. The explanations below have been suitably modified in line with such changes.
Critical Accounting Policies
     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and application of these are discussed in detail in Notes 2 and 3 to our Consolidated Financial Statements.
     Accounting estimates and judgments
     While preparing financial statements in conformity with IFRS, we make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of income and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information.

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as below:
•	Assessment of functional currency for foreign operations;

•	Financial instruments;

•	Measurement of recoverable amounts of cash-generating units;

•	Provisions;

•	Sales returns, rebates and charge back provisions;

•	Evaluation of recoverability of deferred tax assets;

•	Business combinations; and

•	Contingencies.
Revenue
Sale of goods
     Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Revenue from the sale of goods includes excise duty and is measured at the fair value of the consideration received or receivable, net of returns, sales tax and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.
     Revenue from domestic sales of generic products is recognized upon delivery of products to distributors by our clearing and forwarding agents. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from our factories. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.
     Sales of generic products in India are made through clearing and forwarding agents to distributors. Significant risks and rewards in respect of ownership of generic products are transferred by us when the goods are delivered to distributors from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
     Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers (generally formulation manufacturers) from our factories. Significant risks and rewards in respect of ownership of active pharmaceuticals ingredients are transferred by us on delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from our parent company or our consolidated subsidiaries.
     We have entered into marketing arrangements with certain marketing partners for sale of goods in certain overseas territories. Under such arrangements, we sell generic products to the marketing partners at a price agreed upon in the arrangement and is also entitled to a profit share which is over and above the agreed price, on the basis of the marketing partner’s ultimate net sale proceeds. Revenue in an amount equal to the agreed price is recognized on these transactions upon delivery of products to the marketing partners. An additional amount representing the profit share is recognized as revenue only when realization is certain.
     Provision for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the period of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from us. Provision for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. Such provisions are presented as a reduction of trade receivable.

     We account for sales returns by recording a provision based on our estimate of expected sales returns. We deal in various products and operate in various markets. Accordingly, our estimate of sales returns is determined primarily by our experience in these markets. In respect of established products, we determine an estimate of sales returns provision primarily based on historical experience of such sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors.
     We have not yet introduced products in a new therapeutic category where the sales returns experience of such products by us or our competitors (as we understand based on industry publications) is not known. The amount of sales returns for our newly launched products have not historically differed significantly from sales returns experience of the then current products marketed by us or our competitors (as we understand based on industry publications). Accordingly, we do not expect sales returns for new products to be significantly different from expected sales returns of current products. We evaluate sales returns of all our products at the end of each reporting period and record necessary adjustments, if any.
Services
     Revenue from services rendered, which primarily relate to contract research, is recognized in profit or loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognized as revenue over the expected period over which the related services are expected to be performed.
Export entitlements
     Export entitlements from government authorities are recognized in profit or loss when the right to receive credit as per the terms of the government entitlement is established in respect of the exports made by us, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.
Financial instruments
Non-derivative financial instruments
     Non-derivative financial instruments consists of investments in equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, and trade payables and certain other liabilities.
     Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Cash and cash equivalents
     Cash and cash equivalents consists of current cash balances and time deposits with banks. Bank overdrafts that are repayable on demand and form an integral part of our cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Held-to-maturity investments
     If we have the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses. At March 31, 2009, we did not have any held-to-maturity investments.
Available-for-sale financial assets

     Our investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.
Financial assets at fair value through profit or loss
     An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if we manage such investments and make purchase and sale decisions based on their fair value in accordance with our documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.
Others
     Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
     We hold derivative financial instruments to hedge our foreign currency exposure. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
     Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Economic hedges
     We do not apply hedge accounting to certain derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss as part of foreign currency gains and losses
Foreign currency
Functional currency
     The consolidated financial statements are presented in Indian rupees, which is the functional currency of our parent company, DRL. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.
     In respect of all non-Indian subsidiaries that operate as marketing arms of our parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of our parent company (i.e., the Indian rupee). Accordingly, the operations of these subsidiaries are largely restricted to import of finished goods from our parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to our parent company. The cash flows realized from sale of goods are readily available for remittance to our parent company and cash is remitted to our parent company on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from our parent company. The financing of these subsidiaries is done directly or indirectly by our parent company.
     In respect of subsidiaries whose operations are self contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

Foreign currency transactions
     Transactions in foreign currencies are translated to the respective functional currencies of entities within our company group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising upon retranslation are recognized in profit or loss, except for differences arising upon qualifying cash flow hedges, which are recognized directly in equity.
Foreign operations
     The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to reporting currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Indian rupee at the monthly average exchange rates prevailing during the year.
     Foreign currency differences are recognized directly in equity. Such differences have been recognized in the foreign currency translation reserve (“FCTR”). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.
     Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the FCTR.
Intangible assets
Goodwill
     Goodwill (negative goodwill) arises upon the acquisition of subsidiaries, associates and joint ventures.
Acquisitions prior to April 1, 2007
     As part of our transition to IFRS, we elected to restate only those business combinations that occurred on or after April 1, 2007. In respect of acquisitions prior to April 1, 2007, goodwill represents the amount recognized under U.S. GAAP, which is considered our “previous GAAP” under IFRS.
Acquisitions on or after April 1, 2007
     For acquisitions on or after April 1, 2007, goodwill represents the excess of the cost of the acquisition over our interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (“negative goodwill”), it is recognized immediately in profit or loss.
Acquisitions of minority interests
     Goodwill arising upon the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.
Subsequent measurement
     Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

Research and development
     Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. The expenditures capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.
     Our internal drug development expenditures are capitalized only if they meet the capitalization criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, the capitalization criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2009, no internal drug development expenditure amounts have met the capitalization criteria.
     Payments to in-license products and compounds from third parties generally taking the form of up-front payments and milestones are capitalized and amortized, generally on a straight-line basis, over their useful economic lives from product launch.
     Intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each balance sheet date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognized immediately in the income statement.
Other intangible assets
     Other intangible assets that are acquired by us, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate.
Amortization
     Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than for goodwill, intangible assets not available for use and intangible assets having indefinite life, from the date that they are available for use.
Impairment
Financial assets
     A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
     An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.
     Individually significant financial assets are tested for impairment on an individual basis.
     All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.

Non-financial assets
     The carrying amounts of our non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.
     The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.
     An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.
     An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Income tax
     Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
     Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising upon the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
     A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Litigation
     We are involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. We assess, in consultation with our counsel, the need to make a provision for a liability for such claims and record a provision when we determine that a loss related to a matter is both probable and reasonably estimable.

     Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. We also believe that disclosure of the amount of damages sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any.
     Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, we disclose information with respect to the nature and facts of the case.
Other provisions
     We recognize a provision if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable (i.e., more likely than not) that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Restructuring
     A provision for restructuring is recognized when we have approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.
Onerous contracts
     A provision for onerous contracts is recognized when the expected benefits to be derived by us from a contract are lower than the unavoidable cost of meeting our obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, we recognize any impairment loss on the assets associated with that contract.
Business Combination
     Business combinations have been accounted using the purchase method under the provisions of IFRS 3, “Business Combinations”. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the dates of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Goodwill represents the cost of business acquisition in excess of our interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, we recognize the same immediately in the income statement.

5.A. Operating results
     The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:

	(Rs. in millions)						(Rs. in millions)
	For the year ended March 31, 2009						For the year ended March 31, 2008
						Gross
			Revenues			profit %						Gross
			% to			to			Revenues	Gross		profit % to
	Revenues		total	Gross profit		revenues	Revenues		% to total	profit		revenues

Pharmaceutical Services and Active Ingredients	Rs.	18,758	27%	Rs.	5,595	30%	Rs.	16,623	33%	Rs.	5,645	34%
Global Generics		49,790	72%		30,448	61%		32,872	66%		19,567	60%
Proprietary Products		294	0%		196	67%		190	0%		109	57%
Others		599	1%		261	44%		321	1%		87	27%

Total	Rs.	69,441	100%	Rs.	36,500	53%	Rs.	50,006	100%	Rs.	25,408	51%

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales		Percentage
	For the year ended March 31,		Increase/(Decrease)
	2009	2008
Revenues	100	100	39
Gross profit	53	51	44
Selling, general and administrative expenses	30	34	25
Research and development expenses	6	7	14
Impairment loss on other intangible assets	5	6	5

Impairment loss on goodwill	16	—	NC
Other (income)/expense, net	—	(1)	NC
Results from operating activities	(4)	5	NC

Finance (income)/expense, net	2	(1)	NC
Profit/(loss) before income taxes	(6)	6	NC
Income tax (expense)/benefit, net	(2)	2	NC
Profit/(loss) for the period	(7)	8	NC

NC = Not comparable
Revenues
•	Our overall revenues increased by 39% to Rs.69,441 million in the year ended March 31, 2009, from Rs.50,006 million in the year ended March 31, 2008. Excluding revenues from a unit of the Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge (hereinafter referred to as the “Dow Pharma Unit”), BASF’s manufacturing facility in Shreveport, Louisiana, U.S.A. and related pharmaceutical contract manufacturing business (hereinafter referred to as the “Shreveport facility”) and Jet Generici SRL (hereinafter referred to as “Jet Generici”), each of which was acquired in April 2008, revenues grew by 33% to Rs.66,644 million during the year ended March 31, 2009. During the year ended March 31, 2009, we launched sumatriptan (an authorized generic version of Imitrex®) in the United States, which accounted for Rs.7,188 million of our consolidated revenues. Excluding the revenues from sumatriptan and revenues from the Dow Pharma Unit, the Shreveport facility and Jet Generici, our revenues increased by 19% to Rs.59,456 million during the year ended March 31, 2009.

•	Revenues from our Pharmaceutical Services and Active Ingredients segment increased by 13% to Rs.18,758 million during the year ended March 31, 2009, from Rs.16,623 million during the year ended March 31, 2008. Excluding revenues from the Dow Pharma Unit acquired in April 2008 of Rs.1,021 million, revenues from this segment increased by 7% compared to the year ended March 31, 2008. The increase primarily resulted from growth in revenues from our “rest of the world” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) by 20% and from North America (the United States and Canada) by 16%.
•	Revenues from our Global Generics segment increased by 51% to Rs.49,790 million during the year ended March 31, 2009, from Rs.32,872 million in the year ended March 31, 2008. The increase primarily resulted from an increase in revenues from North America (the United States and Canada), Russia and our “rest of the world” markets. Excluding revenues of Rs.1,684 million from the Shreveport facility and Rs.92 million from Jet Generici, each of which was acquired in April 2008, revenues from our Global Generics segment increased by 46% to Rs.48,014 million during the year ended March 31, 2009. During the year ended March 31, 2009, we launched sumatriptan (an authorized generic version of Imitrex®) in the United States, which accounted for Rs.7,188 million of our consolidated revenues. Excluding the revenues from sumatriptan sales and revenues from the Shreveport facility and Jet Generici, our Global Generics revenues grew by 24% to Rs.40,826 million during the year ended March 31, 2009.
•	For the year ended March 31, 2009, we received 35% of our total revenues from North America (the United States and Canada), 26% of our revenues from Europe, 17% of our revenues from India, 11% of our revenues from Russia and other countries of the former Soviet Union and 11% of our revenues from other countries.
•	The provision for sales returns created during the year ended March 31, 2009 was Rs.663 million, as compared to Rs.164 million during the year ended March 31, 2008. Consistent with our accounting policy for creating allowances for sales returns (referred to in Note 3.k. of our consolidated financial statements), we assess the provision for sales returns at every reporting period based on the historical trend of returns. Please refer to Note 23 of our consolidated financial statements for the changes to our sales returns provisions during the years ended March 31, 2008 and 2009. The increase in our sales return provision for the year ended March 31, 2009 as compared to the year ended March 31, 2008 was mainly attributable to:
-	A 39% increase in our total sales in the year ended March 31, 2009 over the year ended March 31, 2008. Please refer to the discussion on revenues in this section for a more detailed analysis. Our increase in the provision for sales returns during the year ended March 31, 2009 was, in part, linked to this increase in our total sales.

-	Furthermore, our estimates of expected future sales returns allowances varies in different geographic markets, based on their historical trends. Generally, our sales returns in our North America (the United States and Canada) generics business are higher than our sales returns in other businesses and geographies. Revenues from North America (the United States and Canada) within our Global Generics segment increased by 152% to Rs.19,843 million for the year ended March 31, 2009, from Rs.7,873 million in the year ended March 31, 2008. Please refer to the discussion on revenues in this section for a more detailed analysis.

-	As mentioned above, in addition to assessing the adequacy of our allowance for sales returns based on sales returns percentages during historical periods, our assessment is also based upon sales returns processed at every reporting period. As we progressed through the year ended March 31, 2008, we noted a decline in our trend of returns and, accordingly, reevaluated our estimate. This assessment during the year ended March 31, 2008 resulted in a reversal of Rs.166 million from our opening allowance for sales returns. This change in the estimate for allowance for sales returns was primarily due to smaller than expected returns processed by us during the year ended March 31, 2008, as compared to our opening estimate based on historical trends. This reversal reduced our net provision for the year ended March 31, 2008 to Rs.164 million, which was significantly lower than our actual sales returns of Rs.284 million in the year ended March 31, 2008. Accordingly, our initial provision for sales returns in the year ended March 31, 2009 reflected our increased estimate for sales returns based upon actual returns in the prior fiscal year. In addition, as we progressed through the year ended March 31, 2009, there was a further increase in our trend of sales returns (from Rs.284 million in the year ended March 31, 2008 to Rs.475 million in the year ended March 31, 2009) which was also reflected in our estimate for sales return provision.
For further information regarding our sales return provisions, see Note 23 to our consolidated financial statements.
•	For the year ended March 31, 2009, on an average basis, the Indian rupee depreciated by approximately 14% against the U.S. dollar compared to the average exchange rate for the year ended March 31, 2008. This depreciation had a positive impact on our sales because of the increase in rupee realization from sales denominated in U.S. dollars. However, this positive impact was partially offset due to mark to market losses upon maturity of foreign currency derivative contracts, which were acquired to mitigate the risks of foreign currency volatility. The foregoing mark to market losses on foreign currency derivative contracts resulted in a net decrease in our revenues by Rs.1,455 million during the year ended March 31, 2009. Excluding the impact of such mark to market losses, our total revenues grew by 42% to Rs.70,896 for the year ended March 31, 2009 from Rs.50,006 million for the year ended March 31, 2008.

Revenues Segment analysis
     Pharmaceutical Services and Active Ingredients (“PSAI”)
     For the year ended March 31, 2009, this segment accounted for 27% of our total revenues, as compared to 33% for the year ended March 31, 2008. Revenues in this segment increased by 13% to Rs.18,758 million for the year ended March 31, 2009, as compared to Rs.16,623 million for the year ended March 31, 2008. Excluding revenues from the Dow Pharma Unit acquired in April 2008, revenues from this segment increased to Rs.17,737 million for the year ended March 31, 2009 from Rs.16,623 million for the year ended March 31, 2008. This increase was primarily due to increases in revenues from sales of gemcitabine, naproxen, clopidogrel, montelukast, rabeprazole sodium, ropinirole hydrochloride, and sumatriptan succinate, which increases were partially offset by decreases in sales of escitalopram oxalate, amlodipine besilate and olanzapine
     For the year ended March 31, 2009, revenues in this segment from India accounted for 13% of our revenues from this segment, as compared to 14% for the year ended March 31, 2008. Revenues in this segment from India increased by 1% to Rs.2,383 million for the year ended March 31, 2009, as compared to Rs.2,352 million for the year ended March 31, 2008.
     Revenues in this segment from outside India constituted 87% of our total revenues in this segment for the year ended March 31, 2009, as compared to 86% for the year ended March 31, 2008. Revenues in this segment from outside India increased by 15% to Rs.16,375 million for the year ended March 31, 2009 from Rs.14,271 million for the year ended March 31, 2008.
     Revenues in this segment from North America (the United States and Canada) increased by 16% to Rs.3,875 million for the year ended March 31, 2009 from Rs.3,350 million for the year ended March 31, 2008. The increase was primarily due to increased sales of montelukast, rabeprazole sodium and naproxen, which were partially offset by a decrease in sales of ranitidine hydrochloride and ibuprofen.
     Revenues in this segment from Europe increased by 9% to Rs.6,160 million for the year ended March 31, 2009 from Rs.5,647 million for the year ended March 31, 2008. The increase was primarily due to increased sales of gemcitabine and sumatriptan, which were partially offset by a decrease in the sales of olanzapine and ramipril.
     Revenues in this segment from our “Rest of the world” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) increased by 20% to Rs.6,340 million for the year ended March 31, 2009 from Rs.5,274 million for the year ended March 31, 2008. This increase was primarily due to an increase in sales of naproxen and ciprofloxacin and the launch of the new product clopidogrel during the year ended March 31, 2009.
     We entered into derivative contracts to hedge certain foreign currency risks on forecasted sales transactions. We followed hedge accounting principles in the accounting for these derivative contracts, which require the gain/loss on maturity of derivative contracts designated as hedges to be recognized in the same fiscal period as the underlying transaction is recorded. In accordance with these principles, we have recorded a loss in this segment of Rs.655 million for the year ended March 31, 2009. Excluding the impact of hedging, this segment’s revenue increased by 17% to Rs.19,413 for the year ended March 31, 2009 from Rs.16,623 million for the year ended March 31, 2008.
     Global Generics
     For the year ended March 31, 2009, this segment accounted for 72% of our total revenues, as compared to 66% for the year ended March 31, 2008. Revenues in this segment increased by 51% to Rs.49,790 million for the year ended March 31, 2009 from Rs.32,872 million for the year ended March 31, 2008. Excluding revenues from the Shreveport facility and Jet Generici, each of which was acquired in April 2008, revenues in this segment increased by 46% to Rs.48,014 million for the year ended March 31, 2009 from Rs.32,872 million for the year ended March 31, 2008.
     Revenues from India constituted 17% of this segment’s total revenues for the year ended March 31, 2009, as compared to 25% for the year ended March 31, 2008. Revenues in this segment from India increased by 5% to Rs.8,478 million for the year ended March 31, 2009 from Rs.8,060 million for the year ended March 31, 2008. The increase in revenues was due to increases in sales volumes of key brands such as Stamlo, our brand of amlodipine, Omez and Omez DR, our brands of omeprazole, Reditux, our brand of rituximab, and Razo, our brand of rabeprazole, which increases were partially offset by decreases in sales volumes of Nise, our brand of nimesulide. New products launched in India during the year ended March 31, 2009 generated revenues of Rs.232 million in this segment for such period.
     Revenues from outside India constituted 83% of this segment’s total revenues for the year ended March 31, 2009, as compared to 75% for the year ended March 31, 2008. Revenues in this segment from outside India increased by 67% to Rs.41,312 million for the year ended March 31, 2009 from Rs.24,812 million for the year ended March 31, 2008.
     Revenues from North America (the United States and Canada) in this segment increased by 152% to Rs.19,843 million for the year ended March 31, 2009, from Rs.7,873 million in the year ended March 31, 2008. This increase was primarily due to increases in revenues from the launch of sumatriptan, our authorized generic version of Imitrex®, in the year ended March 31, 2009, which generated revenues of Rs.7,188 million for such period. Excluding the revenues from sumatriptan sales, our revenues in this segment from North America (the United States and Canada) grew by 61% to Rs.12,655 million for the year ended March 31, 2009. The increase was mainly due to strengthening of the U.S. dollar as compared to the Indian rupee and higher volumes for our key products such as fexofenadine, simvastatin, omeprazole, pravastatin, and citalopram.
     Revenues from Europe in this segment increased by 16% to Rs.11,886 million for the year ended March 31, 2009, as compared to Rs.10,216 million for the year ended March 31, 2008. Revenues of betapharm increased to Rs.9,854 million for the year ended March 31, 2009 from Rs.8,189 million for the year ended March 31, 2008. This increase was primarily due to favorable exchange rates, higher volumes for key products and seasonal sales of Grippeimpfstoff beta (vaccine).
     Revenues from Russia in this segment increased by 43% to Rs.5,803 million for the year ended March 31, 2009, from Rs.4,064 million for the year ended March 31, 2008. This increase was due to higher sales volumes as well as higher prices of our key brands Nise, our brand of nimesulide, Omez, our brand of omeprazole, Cetrine, our brand of cetrizine, and Ketorol, our brand of ketorolac.
     Revenues from other countries of the former Soviet Union in this segment increased by 25% to Rs.1,821 million for the year ended March 31, 2009, as compared to Rs.1,461 million for the year ended March 31, 2008. This increase was primarily due to an increase in revenues from Ukraine, Kazakhstan and Uzbekistan.
     Revenues from other markets in this segment increased by 64% to Rs.1,959 million for the year ended March 31, 2009, as compared to Rs.1,197 million for the year ended March 31, 2008. This increase was due to increases in revenues from Venezuela and South Africa as a result of the launch of clopidogrel and higher sales of Ciproc and Omez.
     We entered into derivative contracts to hedge certain foreign currency risks on forecasted sales transactions. We followed hedge accounting principles in the accounting for these derivative contracts, which require the gain/loss on maturity of derivative contracts designated as hedges to be recognized in the same fiscal period as the underlying transaction is recorded. In accordance with these principles, we have recorded a loss of Rs.800 million in this segment for the year ended March 31, 2009. Excluding the impact of hedging, this segment’s revenue increased by 54% to Rs.50,590 million for the year ended March 31, 2009, from Rs.32,872 million for the year ended March 31, 2008.
Gross Margin
     Total gross margin as a percentage of total revenues was 53% for the year ended March 31, 2009, as compared to 51% for the year ended March 31, 2008. Total gross margin increased to Rs.36,500 million for the year ended March 31, 2009, from Rs.25,408 million for the year ended March 31, 2008.
     Pharmaceutical Services and Active Ingredients
     Gross margin of this segment decreased to 30% of this segment’s revenues for the year ended March 31, 2009, as compared to 34% of this segment’s revenues for the year ended March 31, 2008. The decrease in gross margin was mainly due to hedging losses (i.e., losses on foreign currency derivatives) of Rs.655 million. Excluding the impact of hedging losses, the gross margin of this segment was 33% of this segment’s revenues for the year ended March 31, 2009, as compared to 34% of this segment’s revenues for the year ended March 31, 2008. The decrease in gross margin was due to a change in product mix (i.e., an increase in the proportion of sales of lower gross margin products, such as Naproxen and Naproxen sodium, and a decrease in the proportion of sales of higher gross margin products, such as olanzapine and finasteride) for the year ended March 31, 2009.
     Global Generics

     Gross margin of this segment increased to 61% of this segment’s revenues for the year ended March 31, 2009, as compared to 60% of this segment’s revenues for the year ended March 31, 2008. The increase was primarily due to the launch of sumatriptan, our authorized generic version of Imitrex®, which increase was partially offset by the decrease due to hedging losses (i.e., losses on foreign currency derivatives) of Rs.800 million.
Selling, general and administrative expenses
     Selling, general and administrative expenses as a percentage of total revenues were 30% for the year ended March 31, 2009, as compared to 34% for the year ended March 31, 2008. Selling, general and administrative expenses increased by 25% to Rs.21,020 million for the year ended March 31, 2009, from Rs.16,835 million for the year ended March 31, 2008. The increase was in part attributable to an increase in employee costs by 19% due to annual raises and increases in head count arising both out of our three acquisitions and normal additions, as well as an increase in legal and professional expenses due to product related regulatory activities undertaken during the year ended March 31, 2009. The increase was also partly attributable to an increase in marketing expenses by 30% as a result of higher marketing expenses of our Proprietary Products business, growth in shipping costs, higher commission on sales (due to increased revenues), and higher advertisement expenses for campaigns undertaken in Russia, Belarus and Ukraine and Germany.
     Furthermore, amortization expenses decreased by 6% to Rs.1,503 million for the year ended March 31, 2009, from Rs.1,588 million for the year ended March 31, 2008. The reduction was primarily due to reduced amortization at betapharm for certain product related intangibles due to write-downs recorded in March 31, 2008, and was partially offset by an increase in amortization expenses of Rs.165 million for the year ended March 31, 2009 due to our acquisition of the Dow Pharma Unit, the Shreveport facility and Jet Generici.
Research and development expenses
     Research and development costs increased by 14% to Rs.4,037 million for the year ended March 31, 2009, from Rs.3,533 million for the year ended March 31, 2008. As a percentage of revenues, research and development expenditures accounted for 6% of our total revenue in the year ended March 31, 2009, as compared to 7% for the year ended March 31, 2008. This increase in costs was primarily due to an increase in development activities in our Global Generics and Proprietary Products segments during the year ended March 31, 2009.
Impairment loss on other Intangible Assets and Goodwill
     During the year ended March 31, 2009, there were significant changes in the generics market related to our German subsidiary betapharm.  These changes included the announcement of a large competitive bidding (or “tender”) process from AOK (the largest German State Healthcare (“SHI”) fund), a continuing decrease in the reference prices of pharmaceutical products and increased quantity of discount contracts being negotiated with SHI funds. AOK’s tender process represents a visible shift to a tender based supply model within the German generics market. We were awarded 8 products representing 33 contracts covering the AOK-insured persons in various regions within Germany, which represented 17% of the overall volume of the products covered by the AOK tender. While our future sales volumes are expected to increase for the products awarded to us under the tender, the expected overall price realization under the tender arrangement will be significantly lower due to decreased price per unit of product. Also, the products awarded did not include our key products.
     Due to these developments, as at March 31, 2009, we tested the carrying value of our product related intangibles for impairment.  The impairment testing indicated that the carrying values of certain product-related intangibles were higher than their recoverable value, resulting in us recording an impairment loss on certain product related intangibles amounting to Rs.3,167 million during the year ended March 31, 2009.
     As at March 31, 2009, we also performed our annual impairment analysis related to the betapharm cash generating unit, comprised of the above product related intangibles, the indefinite life trademark brand –‘beta’ and acquired goodwill. The recoverable value of our betapharm cash generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash generating unit was higher than its recoverable value, resulting in us recording an impairment loss of goodwill amounting to Rs.10,856 million during the year ended March 31, 2009.
Other (income)/expense, net

     Other expense was Rs.254 million for the year ended March 31, 2009, as compared to income of Rs.402 million for the year ended March 31, 2008. This was primarily due to the Rs.916 million provided as payable to Eli Lilly to settle its patent infringement claims arising from our sales of olanzapine in Germany. This was partially offset by income of Rs.150 million on account of negative goodwill resulting from the acquisition of the Dowpharma Small Molecule business and Mirfield plant, as well as an increase in other income by Rs.512 million primarily due to an increase in sales of spent chemicals, royalty income and other miscellaneous income.
Results from operating activities
     As a result of the foregoing, our results from operating activities decreased to a loss of Rs.2,834 million for the year ended March 31, 2009, as compared to a profit of Rs.2,341 million for the year ended March 31, 2008.
Finance income/(expense), net
     For the year ended March 31, 2009, our net finance expense was Rs.1,186 million, as compared to net finance income of Rs.521 million for the year ended March 31, 2008.
     For the year ended March 31, 2009, our finance income, excluding foreign exchange gain/loss, decreased by 44% to Rs.482 million from Rs.862 million for the year ended March 31, 2008. The decrease was attributable to a decrease in our interest income from fixed deposits resulting from a decrease in our fixed deposits base, which was partially offset by an increase in gains on sales of investments. For the year ended March 31, 2009, our interest expense decreased by 4% to Rs.1,034 million, from Rs.1,080 million for the year ended March 31, 2008.
     Foreign exchange loss was Rs.634 million for the year ended March 31, 2009 as compared to a foreign exchange gain of Rs.738 million for the year ended March 31, 2008, primarily due to depreciation of the Indian rupee/U.S. dollar exchange rate by 14% during the year ended March 31, 2009. Such depreciation resulted in losses on short U.S.$/INR derivative contracts and translation losses on outstanding packing credit loans in foreign currencies.
Inflation
     Due to various macro-economic factors, the inflation level in the recent period has significantly decreased in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 1993-94=100 was 0.26% for the week ended March 28, 2009 (as compared to 7.75% for the week ended March 29, 2008), which is one of the lowest in recent years. This trend may not continue and the rate of inflation may further rise.
Profit/(loss) before income taxes
     The foregoing resulted in a loss (before income tax) of Rs.3,996 million for the year ended March 31, 2009, as compared to profit of Rs.2,864 million for the year ended March 31, 2008.
Income tax expense
     Income tax expense was Rs.1,172 million for the year ended March 31, 2009, as compared to an income tax benefit of Rs.972 million for the year ended March 31, 2008. The increase in the tax expense for the year ended March 31, 2009 was largely due to higher taxable profits in our North America (United States and Canada) and India businesses, which were partially offset by certain tax benefits. These tax benefits included a benefit attributable to losses in our German operations (primarily due to Rs.916 million paid to Eli Lilly to settle its patent infringement claims arising from our sales of olanzapine in Germany) and a benefit due to reversal of deferred tax liability of Rs.983 million as a result of an impairment charge of betapharm intangibles of Rs.3,167 million. The tax benefit in the year ended March 31, 2008 was primarily on account of a reversal of deferred tax liability of Rs.1,505 million, which was due to a reduction in tax rates in Germany, and a release of a deferred tax liability of Rs.895 million, which was due to the write-down of intangibles amounting to Rs.2,883 million.

Profit/(loss) for the period
     As a result of the foregoing, our net result was a loss of Rs.5,168 million for the year ended March 31, 2009, as compared to net profit of Rs.3,836 million for the year ended March 31, 2008.
Recent Accounting Pronouncements
New standards and interpretations not yet adopted
     A number of new IFRS standards and interpretations, and amendments to IFRS standards and interpretations, are not yet effective for the year ended March 31, 2009, and have not been applied in preparing our consolidated financial statements:
▪	Revised IAS 1, “Presentation of Financial Statements” (2007) introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which becomes mandatory for our March 31, 2010 consolidated financial statements, is expected to have a significant impact on the presentation of the consolidated financial statements. We plan to provide total comprehensive income in a single statement of comprehensive income for our March 31, 2010 consolidated financial statements.

▪	Revised IAS 23, “Borrowing Costs” removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for our March 31, 2010 consolidated financial statements. As we currently follow a policy of capitalizing borrowing costs, this new standard will not have any impact on our consolidated financial statements.

▪	Amendments to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation” require puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for our March 31, 2010 consolidated financial statements, with retrospective application required, are not expected to have any material impact on our consolidated financial statements.

▪	Revised IFRS 3, “Business Combinations” (2008) incorporates the following changes that are likely to be relevant to our operations:
–	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

–	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss.

–	Transaction costs, other than share and debt issue costs, will be expensed as incurred.

–	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss.

–	Any non-controlling (minority) interest will be measured either at fair value or its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.
Revised IFRS 3, which becomes mandatory for our March 31, 2011 consolidated financial statements, will be applied prospectively for all business combinations on or after April 1, 2010.

▪	Amendments to IAS 27, “Consolidated and Separate Financial Statements” (2008) requires accounting for changes in ownership interests by us in a subsidiary, while maintaining control, to be recognized as an equity transaction. When we lose control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. The amendments to IAS 27, which become mandatory for our March 31, 2011 consolidated financial statements, are not expected to have a significant impact on our consolidated financial statements.

▪	Amendments to IFRS 2, “Share-based Payment – Vesting Conditions and Cancellations” clarify the definition of vesting conditions, introduce the concept of non-vesting conditions, require non-vesting conditions to be reflected in grant-date fair value and provide the accounting treatment for non-vesting conditions and cancellations. These amendments to IFRS 2 will become mandatory for our March 31, 2010 consolidated financial statements, with retrospective application. We are currently in the process of evaluating the potential impact of the revised standard on our consolidated financial statements.

▪	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items” deal with two situations where diversity in practice exists on the designation of inflation as a hedged risk and the treatment of ‘one-sided’ risks on hedged items. These amendments are effective for accounting periods beginning on or after July 1, 2009 and will be applicable for our March 31, 2011 consolidated financial statements. We are currently in the process of evaluating the potential impact of the revised standards on our consolidated financial statements.

▪	IFRIC Interpretation 18, “Transfers of Assets from Customers,” defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both. The item of property, plant and equipment is to be initially recognized by the company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuations and other information needed to apply the information to past transfers were obtained at the time the transfer occurred. We would prospectively adopt this interpretation for all assets transferred after July 1, 2009. This Interpretation is not expected to have a significant impact on our consolidated financial statements.
Standards early adopted
▪	IFRS 8, “Operating Segments” is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by us as at March 31, 2009 as part of our initial transition to IFRS. IFRS 8 replaces IAS 14, “Segment Reporting”. IFRS 8 requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any significant change in our segmental disclosures as compared to our disclosures under U.S. GAAP (which is considered our previous GAAP under IFRS), which was substantially similar. Goodwill has been allocated in accordance with the requirements of this standard.
5.B. Liquidity and capital resources
Liquidity
     We have primarily financed our operations through cash flows generated from operations and through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
     Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements and currently anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To fund the acquisition of betapharm in Germany in the year ended March 31, 2006, we borrowed Euro400 million under a bank loan facility with a maturity period of five years. If our future acquisitions involve significant cash payments, rather than the issuance of shares, we may need to further borrow from banks or raise additional funds from the debt or equity markets.

     The following table summarizes our statements of cash flows for the periods presented:

	Year Ended March 31,
	2009		2008
	Rs. in millions
Net cash provided by/(used in):
Operating activities	Rs.	4,505	Rs.	6,528
Investing activities		(3,472)		(9,367)
Financing activities		(2,527)		(7,865)
Net increase/(decrease) in cash and cash equivalents	Rs.	(1,494)	Rs.	(10,704)

Effect of exchange rate changes on cash	Rs.	(114)	Rs.	(372)

Cash Flow from Operating Activities
     Net cash provided by operating activities decreased from Rs.6,528 million in the year ended March 31, 2008 to Rs.4,505 million in the year ended March 31, 2009. This was primarily due to a significant increase in our working capital balance, attributable to increases in our receivables. We had a higher operating profit in the year ended March 31, 2009 compared to the year ended March 31, 2008 (excluding the impact of impairment losses).
     The higher operating profit was largely on account of high-margin sales generated by the launch of sumatriptan, our authorized generic version of Imitrex® in the United States during the year ended March 31, 2009. As a result of limited competition, the percentage margin for this product was above our average company level margins. However, the benefits of a higher operating profit for the year ended March 31, 2009 on cash flow from operating activities were offset by an increase in our trade receivables from Rs. 6,823 million as on March 31, 2008 to Rs. 14,592 million as on March 31, 2009.
     Sumatriptan was launched in November 2008. As a result of limited competition, this product generated significant sales during a short period, mostly occurring during the quarter ended March 31, 2009. In accordance with our average credit period for this product, a major part of the sales generated in that quarter were not due until after the subsequent quarter, resulting in a substantial increase in our receivables as of March 31, 2009.
Cash Flow from Investing Activities
     Net cash used in investing activities during the year ended March 31, 2009 was Rs.3,472 million, as compared to Rs.9,367 million in the year ended March 31, 2008. This was primarily on account of:
•	Expenditures on property, plant and equipment of Rs.4,507 million during the year ended March 31, 2009, as compared to Rs.6,263 million in the year ended March 31, 2008;

•	Net proceeds from sales of investment securities of Rs.4,377 million, as compared to a net expenditure for purchase of investment securities of Rs.3,382 million during the year ended March 31, 2008; and

•	Cash paid for acquisition of businesses and our equity accounted investee of Rs.3,461 million during the year ended March 31, 2009. There were no such acquisitions during the year ended March 31, 2008.
     Cash outflows from investing activities were significantly lower during the year ended March 31, 2009 as compared to the year ended March 31, 2008, largely on account of cash inflows from sales of investment securities. As a result of the need to fund our acquisitions and other working capital needs, a large part of our investment securities portfolio was liquidated. The expenditures on property, plant and equipment during the year ended March 31, 2009 were in line with our need to build capacities to support our strategic growth agenda.
Cash Flows from Financing Activities
     There was a net cash outflow of Rs.2,527 million as a result of financing activities during the year ended March 31, 2009, as compared to an outflow of Rs.7,865 million during the year ended March 31, 2008. This was primarily due to our repayment of long term debt of Rs.1,925 million during the year ended March 31, 2009, as compared repayment of long term debt of Rs.7,719 million during the year ended March 31, 2008(largely attributable to the repayment of debt for our betapharm acquisition).
Principal obligations
     The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2009:

	Payments due by period
	(Rs. in millions)
							More
			Less than				than
Financial Contractual Obligations	Total		1 year		1-5 years		5 years	Annual Interest Rate
Short-term borrowings from banks	Rs.	6,068	Rs.	6,068	Rs.	—	—	7.5% for rupee borrowings and LIBOR + 100 – 225 bps for foreign currency denominated loans
Long term debt
From Indian Renewable Energy Development Agency *		7		6		1	—	2.00%
Foreign currency loan (for betapharm acquisition)		13,326		3,477		9,849	—	EURIBOR + 70 bps LIBOR + 70 bps

Total obligations	Rs.	19,401	Rs.	9,551	Rs.	9,850	—

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
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
     As of March 31, 2009 and March 31, 2008, we had committed to spend approximately Rs.996 million and Rs.1,552 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
5.C. Research and development, patents and licenses, etc.
Research and Development
     Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:
•	Global Generics, where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets or whose patents and regulatory exclusivity periods have expired or are nearing expiration in the highly regulated markets of the United States and Europe. Global Generics also include our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our new biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.
•	Pharmaceutical Services and Active Ingredients, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients and intermediates (“API”) for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical line of business, where we continue to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain — from discovery all the way to the market.
•	Proprietary Products, where we are actively pursuing discovery and development of NCEs. Our research programs focus on the following therapeutic areas:
o	Metabolic disorders

o	Cardiovascular disorders

o	Bacterial infections
•	In the years ended March 31, 2008 and 2009, we expended Rs.3,533 million and Rs.4,037 million, respectively, on research and development activities.
Patents, Trademarks and Licenses
     We have filed and been issued numerous patents in our principal areas of operations: Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2009, we had registered more than 500 trademarks with the Registrar of Trademarks in India. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.
5.D. Trend information
Global Generics
     The United States of America, Germany, India and Russia are the four key strategic markets for our Global Generics business, generating roughly 92% of the revenues of this segment for the year ended March 31, 2009. In all of these markets, we continue to grow our revenues consistently year after year as a result of our product franchise and customer and distributor relationships built over the years.
     United States. In the United States, our revenues for the year ended March 31, 2009 represented an increase of 152%, as compared to our revenues for the year ended March 31, 2008. This increase was primarily due to growth of our existing products and the successful launch of new products, particularly sumatriptan (our authorized generic version of Imitrex®), as well as revenues from the Shreveport facility that we acquired in April 2008. We are also looking at new channels of growth in the coming years, through our over-the-counter business and government business, to further increase the scale of our generics business in the United States. The acquisition of the Shreveport facility in the United States was a strategic move in building manufacturing and packaging capability in the United States. In the next few years, a large number of patents are set to expire and we have adequately positioned our pipeline and infrastructure capabilities to address a majority of these expirations. We intend to expand our portfolio over the next few years by adding solid dosage forms, as well as alternate dosage forms, and by complementing our internal product development effort through business alliances. We intend to broaden not only our customer base but also our products by focusing more on difficult-to-make and limited competition products.
     In the past several years, we have settled multiple Paragraph IV lawsuits. The settlements will result in guaranteed product launches, and with other Paragraph IV and difficult-to-make generics, we are working towards the goal of at least one opportunity with limited competition every year for the next five years. We expect that these product launches will augment our growing base revenues. As of March 31, 2009, we had filed a total of 138 ANDAs with the U.S. FDA. We had 68 ANDAs pending approval with the U.S. FDA as of March 31, 2009.

     Germany. In Germany, the pharmaceutical industry continues to go through health care reforms which have put pressure on prices. As of April 1, 2007, the Statutory Health Insurance - Competition Strengthening Act (also known as the “GKV-WSG Act”) took effect in Germany with the purpose of strengthening competition in public health insurance to regulate the German health care system. The law has significantly increased the power of the insurance companies and statutory health insurance (“SHI”) funds by allowing them to enter into direct rebate contracts with suppliers of pharmaceuticals. It further incentivizes doctors to prescribe generic drugs covered by such rebate contracts. The pharmacist is also required, when dispensing drugs, to give a preference to such drugs as are covered by rebate contracts. Thus, successfully concluding rebate contracts with insurance companies is a factor critical to succeeding in the competition for market share in the German generic prescription drug market. betapharm has signed rebate contracts with a large number of SHI funds, covering a major part of the insured population in the aggregate.
     In January 2008, new reference prices became effective under the GKV-WSG Act. Subsequently, new co-payment release prices were announced and which became effective June 1, 2008. During the year ended March 31, 2009, we reduced our dependence upon products from our single largest supplier in Germany by shifting the sourcing to our own internal supply network in Europe and India. During the year ended March 31, 2009, we successfully completed the transfer of the manufacturing processes for most of our key German products to our manufacturing facility in India. The benefits of this transfer include reduced product manufacturing costs and supply assurance. We have begun to realize the benefits from the easing of supply pressures, and the market share of betapharm in Germany has recovered to 2.8% in March 2009, as compared with a low of 1.74% in April 2007, according to Insight Health, a company which provides information on the German pharmaceutical industry, in its NVI market report for March 2009.
     In August 2008, Allgemeinen Ortskrankenkassen (“AOK”), one of the largest SHI funds, announced a competitive bidding (or “tender”) process for pharmaceutical companies for 64 products for 2009 and 2010. In this tender, betapharm was awarded 8 products translating to 33 contracts covering AOK-insured persons in various regions of Germany, which represented 17% of the overall volume of the products covered by the AOK tender. betapharm was among the top 3 companies in terms of number of contracts awarded. The tender procedure was delayed pending resolution of a number of lawsuits filed by generic drug manufacturers. However, these lawsuits were settled in favor of AOK and, starting in June 2009, the sales under this tender began. We believe that ongoing health care reforms and changing market dynamics, in terms of a move to a commoditized market environment, will continue to cause pressure on price realization for our product portfolio in Germany, leading to a business model in Germany today of “high volumes and low margins”. We are in the process of realigning our organizational structure in betapharm to remain competitive in this emerging scenario.
     India. In India, Operations Research Group International Medical Statistics (“ORG IMS”) in its March 2009 MAT report has noted that the Indian pharmaceutical market continues to be highly fragmented and dominated by Indian companies. The industry recorded retail sales of approximately U.S.$7 billion (Rs.354 billion) for the 12 months ended March 31, 2009, representing a growth of 10.1% over the previous 12 months. According to this ORG IMS report, the Indian pharmaceutical market is projected to grow at 12-14% per annum between 2008 and 2020, achieving a terminal market value of U.S.$30 billion. The major growth influencers will be population dynamics, high disease prevalence, increased health care access, changing health care models and greater capacity to spend. According to ORG IMS in its March MAT 2009 report, the market share of the No. 1 ranked Indian retail sales pharmaceutical company was approximately 5.3%. In this competitive scenario, we are the 13th ranked Indian pharmaceutical company, with a market share of 2.2%.
     Six brands continue to be ranked among the top 300 brands in India in terms of sales. Our leading brand Omez, including the umbrella of all products launched under Omez brand, reached sales of approximately Rs.1 billion for the year ended March 31, 2009. However, our growth for the year ended March 31, 2009 was below the industry growth rate. Some of this lower growth was attributed to ordinary sales execution issues (e.g., sales generation, servicing, etc.) with new product launches during the year. India still continues to deliver competitive and attractive profitability in absolute terms because of the strong brand franchise that we enjoy with our customers. Also contributing to the profitability of sales in India is our growing and niche presence in dermatology, dental, urology and oncology therapeutic areas, especially our biologics products in the oncology area.
     Russia. In Russia, we continue to match the industry growth rate in the retail segment. According to Pharmexpert, a market research firm, in its April-March 2009 report, we grew by 16.4%, as compared to a market growth rate of 16.0% in Russia for such period. We are the fastest growing international branded generic company by sales volumes in Russia, and our total sales grew by 11.2% as compared to the industry decrease of 0.2% for such period. In the Pharmexpert MAT report for the quarter ended March 31, 2009, we were ranked No. 17 in sales in Russia with a market share of 1.25% for the year ended March 31, 2009. We also consolidated our new hospitals and over the counter product businesses, which account for slightly more than 25% of our Russian revenues and which are supplementing the growth led by our prescription business. The sales growth in Russia was led by our top 3 brands – Omez, Nise and Ketorol, each of which currently holds a market share greater than 50%, and also by the success of our in-

licensed over the counter product Bion. During the year ended March 31, 2009, the rouble depreciated sharply against the U.S. dollar. However, we took proactive steps to minimize this currency loss by constantly tracking the currency movement, focusing on receivables and adjusting our prices accordingly.
Pharmaceutical Services and Active Ingredients
     In this segment, we are focused on acquiring new customers and increasing our level of engagement with existing customers in global key markets, by marketing additional products from our product portfolio. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. In this segment, we also market process development and manufacturing services to customers, primarily consisting of innovator pharmaceutical and biotechnology companies, with an objective to become their preferred partner of choice. Our focus is to leverage our skills in process development, analytical development, formulation development and Current Good Manufacturing Practice (“cGMP”) manufacturing to serve the customer’s needs. Changes in the business model for our services business are beginning to take shape, and we are switching to a more product based service offering based on our rich pipeline of APIs combined with our intellectual property expertise.
     For this segment, our revenues for the year ended March 31, 2009 increased by approximately 13%. The growth was mainly led by the active pharmaceutical ingredients division, as well as the acquisition of the Dow Pharma Unit. There were no major product patent expiries in the year ended March 31, 2009, and the credit crisis impacted our growth later in the fiscal year. We have experienced some loss of business from the emerging markets as a result of clients adjusting their inventories for the active ingredients segment. Our portfolio of drug master filings (“DMFs”) and intellectual property expertise provide us a platform to become a partner of choice to innovators and large pharmaceutical companies. As of March 31, 2009, we had a pipeline of 351 DMFs, of which 148 were in the United States. With patent expirations in several markets in the next few years, we intend to promote growth in the year ended March 31, 2010 and beyond by leveraging our strong intellectual property expertise and DMF pipeline. The success of our products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
Proprietary Products
     Our investments in research and development of new chemical entities (“NCEs”) have been consistently focused towards developing promising therapeutics. Strategically, we continue to seek licensing and development arrangements with third parties to further develop our pipeline products. As part of our research program, we also pursue collaborations with leading institutions and laboratories all over the world. Currently, we have a pipeline of three NCEs in clinical development and three NCEs in pre-clinical development. Some of these compounds are being developed in partnership with our partners, and the others are being developed in-house. As we make progress in advancing our pipeline through various stages of clinical development, we are also building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursuing strategic partnerships and alliances in our key focus areas.
     Building a specialty branded business in the United States is one of the important aspects of our innovation strategy. The specialty business has launched its own sales and marketing operations for in-licensed products in the dermatology therapeutic area in the United States while continuing to work on development of new in-house products. This is the result of our continued efforts over the last few years to establish this business through a combination of in-licensing initiatives as well as internal pipeline development programs. Consequently, through our subsidiary Promius Pharma, we launched “Epiceram”, our first dermatology prescription product in the United States, in October 2008. In January 2009, Promius Pharma launched our second dermatology prescription product “Scytera”. While initially we do not anticipate this to be a very significant business, it is an important step in our journey of building a business based on proprietary products.
5.E. Off-balance sheet arrangements
     Our equity accounted investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”), secured a credit facility of Rs.36 million from Agricultural Bank of China (“Agricultural Bank”). As at March 31, 2009, we had issued a corporate guarantee of Rs.36 million in favor of Agricultural Bank to enhance the credit standing of Reddy Kunshan. The guarantee is required to be renewed every year and our liability may arise in the event of non-payment by Reddy Kunshan of the amount withdrawn under its credit facility.

5.F. Tabular Disclosure of Contractual Obligations
     The following summarizes our contractual obligations as of March 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	(Rs. in millions)
		Less than		More than
Contractual Obligations	Total	1 year	1-5 years	5 years
Operating lease obligations	518	173	345	—
Capital lease obligations	300	18	44	238
Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)	996	996	—	—
Borrowings from banks	6,068	6,068	—	—
Long term debt obligations	13,333	3,483	9,850	—
Estimated interest payable on long-term debt (2)	529	271	258	—
Post retirement benefits obligations (3)	951	86	361	504
Total contractual obligations	22,814	11,095	10,977	742

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.

(2)	Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2009 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.
5.G. Safe harbor
     See page 2.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and senior management
     The list of our directors and executive officers and their respective age and position as of March 31, 2009 was as follows:
Directors

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	70	Chairman
Mr. G.V. Prasad(2),(3)	49	Chief Executive Officer and Vice Chairman
Mr. Satish Reddy(2),(4)	42	Chief Operating Officer and Managing Director
Mr. Anupam Puri	63	Director
Dr. J.P. Moreau	61	Director
Ms. Kalpana Morparia	60	Director
Dr. Omkar Goswami	52	Director
Mr. Ravi Bhoothalingam	63	Director
Dr. Bruce L. A. Carter (5)	66	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.

(2)	Full-time director.

(3)	Son-in-law of Dr. K. Anji Reddy.

(4)	Son of Dr. K. Anji Reddy.

(5)	Dr. Bruce L. A. Carter joined the Board on July 21, 2008.
Executive Officers
     Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2009, the Management Council consisted of:

				Date of
	Education/		Experience in	commencement of	Particulars of last
Name and Designation	Degrees Held	Age	years	employment	employment
G.V. Prasad(1) Vice Chairman and Chief Executive Officer	B. Sc.(Chem. Eng.), M.S. (Indl. Admn.)	49	25	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Satish Reddy (2) Managing Director and Chief Operating Officer	B. Tech., M.S. (Medicinal Chemistry)	42	17	January 18, 1993	Director, Globe Organics Limited

Abhijit Mukherjee President — Pharmaceutical Services and Active Ingredients	B. Tech. (Chem.)	51	29	January 15, 2003	President, Atul Limited

Amit Patel, Senior Vice President — North America Generics	B.A.S, BS (Eco), MBA	35	11	August 6, 2003	V P Corporate Development, CTIS Inc

				Date of
	Education/		Experience in	commencement of	Particulars of last
Name and Designation	Degrees Held	Age	years	employment	employment
Dr. C. Cartikeya Reddy, Senior Vice President and Head of Biologics	B Tech, MS and PhD	39	18	July 20, 2004	Senior Engineer, Genetech Inc.

Jaspal Singh Bajwa President — Branded Formulations (Rest Of the World)(3)	B.Sc., PGDM	57	32	April 10, 2003	Executive Director and COO, Marico Industries Limited

Jeffrey Wasserstein Executive Vice President — Specialty Operations	B.A., J.D.	50	26	January 31, 2005	EVP and Chief Business Officer -Avigenics, Inc.

K. B. Sankara Rao Executive Vice President — Integrated Product Development	M. Pharma.	55	31	September 29, 1986	Production Executive, Cipla Limited

Mr. Prabir Kumar Jha Senior Vice President and Global Chief of Human Resources	M.A., PGDM	42	20	November 29, 2002	Regional HR Head-Mahindra British Telecom Ltd.

Raghu Cidambi Advisor	B.Sc., PGDBM, LLB.	58	39	October 1, 2001	Director — Eenadu, Margadarsi Group

Dr. Rajinder Kumar President — Discovery Research, Development and Commercialization (4)	M.Sc., MBBS, PG Dip in Psychiatry and Neurology	54	26	April 30, 2007	Chief Executive Officer and Founding Member, MeRaD Pharmaceuticals Ltd.

Saumen Chakraborty President – Corporate and Global Generics Operations	B.Sc. (H), PGDM	48	25	July 2, 2001	Vice President, Tecumseh Products India Private Limited

V. S. Vasudevan President — European Generics Business	B. Com. ACA	58	35	April 1, 1986	Finance Head, Standard Equity Fund Limited

Umang Vohra Chief Financial Officer	B.E., PGDM	38	14	February 18, 2002	Manager, Pepsico India

Vilas Dholye Executive Vice President – Formulations Technical Operations	B.Tech (Chem)	60	35	December 18, 2000	Vice President, Pidilite Industries Limited

(1)	Son-in-law of Dr. K. Anji Reddy.

(2)	Son of Dr. K. Anji Reddy.

(3)	Ceased to be an employee effective as of May 31, 2009.

(4)	Ceased to be an employee effective as of June 30, 2009.
There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of senior management.

Biographies
Directors
     Dr. K. Anji Reddy is our founder and Chairman of our Board of Directors. He is also the founder of Dr. Reddy’s Research Foundation and Dr. Reddy’s Foundation. He has a Bachelor of Science degree in Technology of Pharmaceuticals and Fine Chemicals from the University of Bombay and a Ph.D. in Chemical Engineering from National Chemical Laboratories, Pune. He has six years experience with Indian Drugs and Pharmaceuticals Limited in the manufacturing and implementation of new technologies in bulk drugs. He is a member of the Board of Trade as well as the Prime Minister’s Task force on pharmaceuticals and knowledge-based industries. The Government of India bestowed the Padmashri Award upon him for his distinguished service in the field of trade and commerce. In addition to positions held in our subsidiaries and joint ventures, he is a Director in Diana Hotels Limited, Pathenco APS and GAIN Foundation, Switzerland.
     Mr. G.V. Prasad is a member of our Board of Directors and serves as our Vice-Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago, U.S.A. and an M.S. in Industrial Administration from Purdue University, U.S.A. He is also an active member of several associations including the National Committee on Drugs and Pharmaceuticals. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Diana Hotels Limited and Infotech Enterprises Limited.
     Mr. Satish Reddy is a member of our Board of Directors and serves as our Managing Director and Chief Operating Officer. He has a Master of Science degree in Medicinal Chemistry from Purdue University, U.S.A. and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Diana Hotels Limited.
     Mr. Anupam Puri has been a member of our Board of Directors since 2002. He retired from McKinsey & Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey & Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Boards of ICICI Bank Limited, Mahindra & Mahindra Limited, Tech Mahindra Limited and Mumbai Mantra Media Limited.
     Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Infosys Technologies Limited, DSP BlackRock Investment Managers Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Max New York Life Insurance Company Limited, Godrej Consumer Products Limited and Cairn India Limited.
     Mr. Ravi Bhoothalingam has been a member of our Board of Directors since 2000. He has served as the President of The Oberoi Group and was responsible for its worldwide operations. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Limited, and as a Director of ITC Limited. He holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and a Master of Experimental Psychology degree from Gonville and Caius College, Cambridge University. He is also a Director on the Boards of Nicco Ventures Limited and Sona Koyo Steering Systems Limited.
     Dr. J.P. Moreau joined our Board as a member on May 18, 2007. He is presently working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he is responsible for the Group’s research and development programs in Paris, London, Barcelona and Boston. Before that, he was IPSEN Group’s Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since then. Dr. Moreau has a degree in Chemistry from the University of Orléans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, and has been its President and Chief Executive Officer since then. He was also responsible for establishing Kinerton Ltd. in

Ireland in March 1989, a wholesale manufacturer of therapeutic peptides. He is also on the Boards of Directors of IPSEN Manufacturing Ireland Limited and Biomeasure Incorporated.
Ms. Kalpana Morparia joined our Board as a member on June 5, 2007. Ms. Morparia is Chief Executive Officer of J.P. Morgan India. Ms. Morparia leads the Business Groups (Investment Banking, Asset Management, Treasury Services and Principal Investment Management) and Service Groups (Global Research, Finance, Technology and Operations) in India. Ms. Morparia is a member of J.P. Morgan’s global strategy team headquartered in New York, and is one of the key drivers of J.P. Morgan’s international expansion initiative. Prior to becoming Chief Executive Officer of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Board of ICICI Group. She was a Joint Managing Director of ICICI Group from 2001 to 2007. Ms. Morparia has also served as Chief Strategy and Communications Officer – ICICI Group. Ms. Morparia has been with the ICICI Group since 1975. A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. Ms. Morparia was named one of `The 50 Most Powerful Women in International Business’ by Fortune magazine in 2008 and one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in the years 2004, 2005, 2006 and 2008. Ms. Morparia was also named one of the ‘The 100 Most Powerful Women’ by Forbes Magazine in 2006. She also serves on the Board of Bennett, Coleman & Co. Limited and CMC Limited.
Dr. Bruce L.A. Carter joined our Board as a member on July 21, 2008. Dr. Carter is the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, U.S.A. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Boards of Directors of QLT Inc. in Canada, TB Alliance in the U.S.A. and ZymoGenetics in the U.S.A.
Executive Officers
     Mr. Abhijit Mukherjee is the President and head of our Pharmaceutical Services and Active Ingredients segment. Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Atul Products Limited. He started his career as a management trainee in Hindustan Lever Limited (“HLL”) and worked at that company for 13 years, including three years in a Unilever company. He was primarily involved in the technical assignments in Aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He holds a degree in Chemical Engineering from the Indian Institute of Technology in Kharagpur, India.
     Amit Patel is our Senior Vice President and Head of North America Generics business. He is responsible for executing our company’s strategic agenda in the North American generics market. Prior to joining us in 2003, Amit was co-founder and Chief Executive Officer of a healthcare services startup called MedOnTime that was later acquired by CTIS Inc., at which he served as Vice President of Corporate Development. Earlier, he was a strategy consultant with Marakon Associates where he focused on value-based management and mergers and acquisition. He received a Bachelor of Science degree in Economics from the Wharton School of Business at the University of Pennsylvania, a Bachelor of Applied Science degree in Systems Engineering from the Moore School at the University of Pennsylvania, and a Master of Business Administration degree from Harvard Business School.
     Cartikeya Reddy is a Senior Vice President and he heads our Biologics division, which focuses on the development of biosimilar molecules for the Indian and global markets. Prior to joining us in 2004, Mr. Reddy worked with Genentech Inc., where he was a Group Leader in the area of Cell Culture Process Development. Before that, he was with the Biotechnology Division of Bayer Corporation, where he successfully led teams in the areas of Bioprocess Development and Pilot Scale Manufacturing. Mr. Reddy holds a Master of Science degree and Ph.D. in Chemical Engineering from the University of Illinois, Urbana-Champaign, and was a Visiting Scholar at the Massachusetts Institute of Technology in Cambridge, Massachussetts, U.S.A. He also graduated with a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology in Chennai, India.
     Mr. Jaspal Singh Bajwa was our President — Branded Formulations (Rest of the World) until May 31, 2009. He had 30 years of diverse experience with major global companies in Consumer and Healthcare products. Mr. Bajwa worked with Nestle India for 15 years, a tenure that included an assignment with their corporate headquarters in Switzerland, and, among other positions of responsibility, headed marketing in India. He then worked with Bausch & Lomb, where he held several senior management positions including those of Managing Director for India/South Asian Association for Regional Cooperation, and head of their Canadian subsidiary. Most recently, he was the Executive Director and Chief Operating Officer of Marico Industries. Jaspal joined us in April 2003. Mr. Bajwa holds a Bachelor’s degree in Food Technology and an MBA from the Indian Institute of Management in Ahmedabad.
     Mr. Jeffrey Wasserstein is our Executive Vice President — Specialty Operations. He leads our North America Specialty business, and is the operational head of our North America organization. Mr. Wasserstein joined us after a long and successful career with Schering Plough Corporation, where he was the Senior Vice President of Corporate Consent Decree Integration. Prior to this role, Mr. Wasserstein was the President of Schering Canada. He also held several positions of increasing responsibility at the Vice-President level in Corporate Business Development, Strategic Planning and Internal Consulting, and as Associate General Counsel-Commercial. Prior to joining Schering Plough, Mr. Wasserstein was an Associate Attorney with Wachtell, Lipton, Rosen & Katz. Mr. Wasserstein holds a Bachelor of Arts degree from Franklin & Marshall College, and a J.D. degree from the New York University School of Law.
     Mr. K.B. Sankara Rao is an Executive Vice President and head of our Integrated Product Development business. Mr. Rao, the first head of this relatively young business unit, was appointed to this position in February 2004. He is responsible for directing our strategies for new product development in the areas of generics, branded generics, specialty, NCE formulations and active pharmaceutical ingredients. Mr. Rao began his career with us in 1986. Since then, he has held a series of leadership roles in manufacturing, research and development, quality, projects and supply-chain management, in addition to revitalizing our new product development function using the Six-Sigma process. Mr. Rao was also instrumental in the design and implementation of the “Self-Managed Team” – a concept arguably unique in the pharmaceutical industry. He is a life-member of the Indian Pharmaceutical Association, the Controlled Release Society and the Indian Pharmacy Graduates Association. He is also a member of the Confederation of Indian Industry (“CII”) Southern Region Quality and Productivity Sub-committee, as well as the CII Sohrabji Godrej Green Business Centre, Hyderabad, Environment and Recycling Council. Mr. Rao holds a Masters degree in Pharmacy from Andhra University.
     Prabir Jha is our Senior Vice President and Global Chief of Human Resources. He leads our Human Resources function globally, and is also responsible for Corporate Communications. Mr. Jha moved to the private sector after almost 10 years in the Indian Civil Services. Prior to joining us in 2002, he worked for organizations such as Thermax Limited and Mahindra British Telecom (now TechMahindra) Limited, where he made key contributions to many high-end human resources interventions. He has handled all areas in human resources, and has a special interest in change management, global human resources strategy, employer branding and leadership capability development. Mr. Jha is an alumnus of St. Stephen’s College in Delhi and of the Xavier Labour Relations Institute in Jamshedpur. During his time as a government employee, Mr. Jha handled the entire gamut of human resources and industrial relations responsibilities while with the Indian Ordinance Factories.
     Mr. Raghu Cidambi is our Advisor. Prior to joining us, he served with the Eenadu Group, a large south India-based media conglomerate, where he was responsible for its legal affairs. He has graduated from the Indian Institute of Management, Calcutta and thereafter obtained a Bachelor’s Degree in Law from the Osmania University in Hyderabad.
     Dr. Rajinder Kumar was the President and head of our Research, Development and Commercialization function until June 30, 2009. He is a graduate of the University of London, the University of Birmingham and the University of Dundee. After receiving his degree in Medicine and Surgery, he obtained his post-graduate diploma in psychiatry and neurology from The Royal College of Surgeons in Ireland in 1990. He has held various leadership roles in the vision, development and implementation of the overall brand strategies to support the research and development and business development operations across different therapeutic areas within the pharmaceutical industry. He has extensive experience in drug development, regulatory affairs, and commercial strategy in North America, Europe, Japan and the rest of Asia. He has presented at various international meetings, has chaired international symposia and scientific advisory boards and has to his credit a range of highly respected publications. He is a member of many international scientific and clinical organizations, including being a Fellow of the Royal Society of Medicine and a member of the Institute of Directors in the United Kingdom. He has an extensive history of building and managing strong result-focused teams. With his wide array of experience across research and development, expertise in regulatory affairs across the globe and clinical expertise, coupled with membership in various international forums, Dr. Kumar adds significant strength to our organizational capabilities. Prior to joining us, he was an independent consultant to several organizations in the areas of medical and commercial strategy and in the development of early stage molecules to proof-of-concept.
     Mr. Saumen Chakraborty is the President and head of our Corporate and Global Generics Operations function. In this role, he is responsible for integrating the various pieces of our Global Generics operations including product development, global manufacturing and supply chain, along with important corporate functions such as quality, regulatory, corporate medical services and pharmacovigilance. Mr. Chakraborty also continues to lead our information technology and business process excellence functions. Before transitioning to this role, he was our Chief Financial Officer and President- Information Technology and Business Process Excellence. Prior to that role, he was our Global Chief of Human Resources. He has 25 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line manager, human resources and other positions, including Senior Manager (Finance and Accounts) in Eicher, and Vice President (Operations) in Tecumseh. A member of various industry forums, including the Confederation of Indian Industry and the National HRD Network, he graduated with honors as the valedictorian of his class from Visva—Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad. He continues to be responsible for Information Technology and Business Process Excellence.
     Mr. V.S. Vasudevan is the President and head of our European Generics Business. Prior to this role, he was our Chief Financial Officer. In the position of Chief Financial Officer, he was responsible for managing our finance organization. He also was the head of the secretarial, legal, compliance, investor relations and internal audit functions. Mr. Vasudevan played an important role in establishment of our corporate governance framework. Under his leadership, we received external recognition for our corporate governance and financial reporting practices from the Institute of Company Secretaries of India and the Institute of Chartered Accountants of India. Mr. Vasudevan played a key role in the integration of Cheminor Drugs Limited with us, the acquisition of betapharm in Germany and in our growth through various other corporate initiatives, including the acquisition of other companies in India and overseas and the acquisition of brands in India. Mr. Vasudevan is a Chartered Accountant by qualification, and a member of the Peer Review Board of the Institute of Chartered Accountants of India.
     Mr. Umang Vohra is our Chief Financial Officer and has over 13 years of experience across various functions within finance and corporate development. He is responsible for managing our organization’s global finance. He joined us in 2002, initially working as our Deputy Chief Financial Officer. Prior to joining us, Mr. Vohra worked with Eicher and PepsiCo India.
     Mr. Vilas Dholye is an Executive Vice President and head of our Formulations Technical Operations function. Mr. Dholye, who joined our organization in 2000, has over the last few years been responsible for implementing business process excellence and enterprise resource planning projects.
6.B. Compensation
Directors’ compensation
     Full-Time Directors. The compensation of our Chairman, Chief Executive Officer and Chief Operating Officer (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plan. The compensation committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting.
     On July 28, 2006, our shareholders re-appointed Dr. K. Anji Reddy as Chairman effective as of July 13, 2006, and Mr. G. V. Prasad as Vice Chairman and Chief Executive Officer effective as of January 30, 2006. On July 24, 2007, our shareholders re-appointed Mr. Satish Reddy as Managing Director and Chief Operating Officer effective as of October 1, 2007. Our Managing Director and COO and Vice Chairman and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The compensation committee, which is composed of independent directors, recommends the commission for our Chairman, Vice Chairman and Chief Executive Officer and Managing Director and COO within the limits of 1%, 0.75% and 0.75%, respectively, of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.
     Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of Rs.5,000 (U.S.$98.30) for every Board meeting and Board committee meeting they attend. In the year ended March 31, 2009, we paid an aggregate of Rs.250,000 (U.S.$4,914.70) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for the fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 in the year ended March 31, 2009 as provided in the table below.

     For the year ended March 31, 2009, the directors were entitled to the following amounts as compensation:
(Amounts Rs. in millions, except number of stock options)

										Number of
Name of Directors	Attendance fees	Commission (3)		Salary		Perquisites		Total		Stock Options
Dr. K. Anji Reddy	Rs. —	Rs.	75	Rs.	5	Rs.	1	Rs.	81	—
Mr. G.V. Prasad	—		40		4		1		45	—
Mr. Satish Reddy	—		40		4		1		45	—
Mr. Anupam Puri	*		3		—		—		3	3,000
Dr. J.P. Moreau	*		3		—		—		3	3,000
Ms. Kalpana Morparia	*		3		—		—		3	3,000
Prof. Krishna G. Palepu (1)	*		2		—		—		2	—
Dr. Omkar Goswami	*		3		—		—		3	3,000
Mr. P.N. Devarajan	*		—		—		—		—	—
Mr. Ravi Bhoothalingam	*		3		—		—		3	3,000
Dr. Bruce L. A. Carter (2)	*		2		—		—		2	3,000

*	Attendance fees were paid only to non-full time directors and ranged from Rs.10 thousand to Rs.70 thousand, depending upon their attendance in Board and committee meetings. As a result of rounding to the nearest million, such attendance fees do not appear in the above table.

(1)	Professor Krishna G. Palepu provided us with a notice of his resignation as a director and ceased to be a director effective January 20, 2009.

(2)	Dr. Bruce L. A. Carter joined as a member of our Board of Directors effective July 21, 2008.

(3)	For the year ended March 31, 2009, the Board of Directors recommended a fixed commission of Rs.2.5 million (U.S.$50,000) per director applicable to all the independent directors, a specific commission of Rs.0.5 million (U.S.$10,000) to the Chairman of the Audit Committee, Rs.0.3 million (U.S.$5,000) to the Chairman of each other Committee, and Rs.0.08 million (U.S.$1,500) to the members of each Committee. In addition, Rs.0.08 million (U.S.$1,500) was paid towards foreign travel to the directors residing outside India.
     The options granted to directors in the year ended March 31, 2009 have an exercise price of Rs.5 per option, vest in one year, and expire five years from the date of vesting.
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
     Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation,” above. The following table presents the annual compensation paid for services rendered to us for the year ended March 31, 2009 and stock options held by all of our other executive officers as of March 31, 2009:

Compensation For Executive Officers

	Compensation				Expiration
	(Rs. in	No. of Options	Fiscal Year of	Exercise	date
Name	millions)	held	Grant	Price (Rs.)	(See note no.)
Abhijit Mukherjee	14.6	2,500	2006	5	(4)
		2,000	2007	5	(3)
		2,000	2007	5	(4)
		2,000	2008	5	(2)
		2,000	2008	5	(3)
		2,000	2008	5	(4)
		2,000	2009	5	(1)
		2,000	2009	5	(2)
		2,000	2009	5	(3)
		2,000	2009	5	(4)
Amit Patel	18.0	1,000	2005	442.50	(1)
		1,000	2005	442.50	(2)
		1,000	2005	442.50	(3)
		1,000	2005	442.50	(4)
		700	2006	5	(1)
		700	2006	5	(2)
		1,250	2007	5	(1)
		3,325	2008	5	(1)
		3,325	2008	5	(2)
		2,625	2008	5	(3)
		1,375	2008	5	(4)
		1,250	2009	5	(1)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
Cartikeya Reddy	8.8	600	2006	5	(1)
		600	2006	5	(2)
		600	2006	5	(3)
		600	2006	5	(4)
		500	2007	5	(1)
		500	2007	5	(2)
		500	2007	5	(3)
		500	2007	5	(4)
		1,000	2008	5	(1)
		1,000	2008	5	(2)
		1,000	2008	5	(3)
		1,000	2008	5	(4)
		1,250	2009	5	(1)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
Dr. Rajinder Kumar	36.0	7,500	2008	5	(1)
		1,500	2009	5	(1)
		1,500	2009	5	(2)

	Compensation				Expiration
	(Rs. in	No. of Options	Fiscal Year of	Exercise	date
Name	millions)	held	Grant	Price (Rs.)	(See note no.)
		1,500	2009	5	(3)
		1,500	2009	5	(4)
Jaspal S. Bajwa	14.0	2,500	2006	5	(4)
		2,000	2007	5	(3)
		2,000	2007	5	(4)
		2,000	2008	5	(2)
		2,000	2008	5	(3)
		2,000	2008	5	(4)
		2,000	2009	5	(1)
		2,000	2009	5	(2)
		2,000	2009	5	(3)
		2,000	2009	5	(4)
Jeffrey Wasserstein	24.3	3,500	2008	5	(2)
		3,500	2008	5	(3)
		1,500	2008	5	(4)
		1,500	2009	5	(1)
		1,500	2009	5	(2)
		1,500	2009	5	(3)
		1,500	2009	5	(4)
K. B. Sankara Rao	9.8	5,080	2006	5	(4)
		1,600	2007	5	(3)
		1,600	2007	5	(4)
		1,500	2008	5	(2)
		1,500	2008	5	(3)
		1,500	2008	5	(4)
		1,250	2009	5	(1)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
Prabir Kumar Jha	8.4	750	2006	5	(4)
		650	2007	5	(3)
		650	2007	5	(4)
		1,000	2008	5	(2)
		1,000	2008	5	(3)
		1,000	2008	5	(4)
		1,250	2009	5	(1)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
Raghu Cidambi	9.0	2,500	2006	5	(4)
		1,250	2007	5	(3)
		1,250	2007	5	(4)
		1,500	2008	5	(2)
		1,500	2008	5	(3)
		1,500	2008	5	(4)
		1,250	2009	5	(1)

	Compensation				Expiration
	(Rs. in	No. of Options	Fiscal Year of	Exercise	date
Name	millions)	held	Grant	Price (Rs.)	(See note no.)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
Saumen Chakraborty	15.0	2,500	2006	5	(4)
		2,000	2007	5	(3)
		2,000	2007	5	(4)
		2,000	2008	5	(2)
		2,000	2008	5	(3)
		2,000	2008	5	(4)
		2,000	2009	5	(1)
		2,000	2009	5	(2)
		2,000	2009	5	(3)
		2,000	2009	5	(4)
Umang Vohra	5.5	600	2006	5	(4)
		750	2007	5	(3)
		750	2007	5	(4)
		750	2008	5	(2)
		750	2008	5	(3)
		750	2008	5	(4)
		875	2009	5	(1)
		875	2009	5	(2)
		875	2009	5	(3)
		875	2009	5	(4)
V.S. Vasudevan	24.2	2,870	2003	531.51	(2)
		2,870	2003	531.51	(3)
		2,870	2003	531.51	(4)
		5,000	2004	441.50	(1)
		5,000	2004	441.50	(2)
		5,000	2004	441.50	(3)
		5,000	2004	441.50	(4)
		5,000	2005	442.50	(1)
		5,000	2005	442.50	(2)
		5,000	2005	442.50	(3)
		5,000	2005	442.50	(4)
		12,500	2006	362.50	(1)
		12,500	2006	362.50	(2)
		12,500	2006	362.50	(3)
		12,500	2006	362.50	(4)
		2,000	2007	5	(3)
		2,000	2007	5	(4)
		1,750	2008	5	(2)
		1,750	2008	5	(3)
		1,750	2008	5	(4)
		1,500	2009	5	(1)
		1,500	2009	5	(2)
		1,500	2009	5	(3)

	Compensation				Expiration
	(Rs. in	No. of Options	Fiscal Year of	Exercise	date
Name	millions)	held	Grant	Price (Rs.)	(See note no.)
		1,500	2009	5	(4)
Vilas M. Dholye	7.2	2,770	2005	5	(4)
		900	2006	5	(4)
		600	2007	5	(3)
		600	2007	5	(4)
		700	2008	5	(2)
		700	2008	5	(3)
		700	2008	5	(4)
		400	2009	5	(1)
		400	2009	5	(2)
		400	2009	5	(3)
		400	2009	5	(4)

(1)	The expiration date is five years from the date of vesting. The options vest in one year.

(2)	The expiration date is five years from the date of vesting. The options vest in two years.

(3)	The expiration date is five years from the date of vesting. The options vest in three years.

(4)	The expiration date is five years from the date of vesting. The options vest in four years.
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
     The net periodic benefit costs recognized by us were Rs.40 million, and Rs.48 million during the years ended March 31, 2008 and 2009, respectively.
     Superannuation benefits. Apart from being covered under the Gratuity Plan described above, our senior officers also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.40 million and Rs.44 million to the superannuation plan during the years ended March 31, 2008 and 2009, respectively.
     Provident fund benefits. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.145 million and Rs.160 million to the provident fund plan during the years ended March 31, 2008 and 2009, respectively.
     401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed Rs.54 million and Rs.44 million to this 401(k) retirement savings plan for the years ended March 31, 2009 and 2008, respectively.

     National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.51 million and Rs.10 million to the U.K. National Insurance scheme during the years ended March 31, 2009 and 2008, respectively.
     Pension plans. All employees of Falcon (Mexico) are governed by a defined benefit pension plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which we make contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
6.C. Board practices
     Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2009, we had nine directors on our Board, of which six were non-full time independent directors.
     The Companies Act, 1956 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation. At every annual general meeting, one-third of the directors who are subject to re-election must retire and, if eligible for re-election, may be reappointed at the annual general meeting.
     The terms of each of our directors and their expected expiration dates are provided in the table below:

Expiration of Current
Name	Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)	July 12, 2011	5 years	25 years
Mr. Satish Reddy (1)	September 30, 2012	5 years	16 years
Mr. G.V. Prasad (1)	January 30, 2011	5 years	23 years
Mr. Anupam Puri (2)(3)	Retirement by rotation	Due for retirement by rotation in 2011	7 years
Dr. J. P. Moreau(2)	Retirement by rotation	Due for retirement by rotation in 2010	2 years
Ms. Kalpana Morparia(2)	Retirement by rotation	Due for retirement by rotation in 2010	2 years
Dr. Omkar Goswami (2)	Retirement by rotation	Due for retirement by rotation in 2009	8.5 years
Mr. Ravi Bhoothalingam (2)	Retirement by rotation	Due for retirement by rotation in 2009	8.5 years
Dr. Bruce L. A. Carter (2)	Retirement by rotation	Due for retirement by rotation in 2011	1 year

(1)	Full time director.

(2)	Non-full time independent director.

(3)	Reappointed at the 24th Annual General Meeting of Shareholders held on July 22, 2008.
     The terms of the contracts with our full-time directors are also disclosed to all the shareholders in the notice of the general meeting. The directors are not eligible for any termination benefit on the termination of their tenure with us.
Committees of the Board
     Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had six Board-level Committees as of March 31, 2009:

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
     The Audit Committee consists of the following three non-full time, independent directors:
•	Dr. Omkar Goswami (Chairman);

•	Ms. Kalpana Morparia; and

•	Mr. Ravi Bhoothalingam.
     Our Company Secretary is the Secretary of the Audit Committee. This Committee met on four occasions during the year ended March 31, 2009. Our independent registered public accounting firm was present at all Audit Committee meetings during the year.
     The primary responsibilities of the Audit Committee are to:
•	Supervise the financial reporting process;

•	Review our financial results, along with the related public filings, before recommending them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with our independent registered public accounting firm on the nature and scope of audits, and any views that they have about the financial control and reporting processes;

•	Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of our independent registered public accounting firm and their fees;

•	Review the independence of our independent registered public accounting firm;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our Indian and foreign subsidiaries;

•	Review related party transactions; and

•	Review the functioning of our whistle blower policies and procedures.

     Compensation Committee. The Compensation Committee considers and recommends to the Board the compensation of the full time directors and executives above Vice-President level, and also reviews the remuneration package that we offer to different grades/levels of our employees. The Compensation Committee also administers our Employee Stock Option Schemes.
     The Compensation Committee consists of the following three non-full time, independent directors:
•	Mr. Ravi Bhoothalingam (Chairman);

•	Dr. J.P. Moreau; and

•	Ms. Kalpana Morparia.
     The Global Chief of Human Resources is the Secretary of the Committee. The Compensation Committee met three times during the year ended March 31, 2009.
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
     The Governance Committee consists of the following non-full time, independent directors:
•	Mr. Anupam Puri (Chairman); and

•	Dr. Omkar Goswami.
     Professor Krishna G. Palepu was also a member of the Governance Committee prior to his resignation as a director effective January 20, 2009. Our Company Secretary is the Secretary of the Committee. The Governance Committee met three times during the year ended March 31, 2009.

6.D. Employees
     The following table sets forth the number of our employees as at March 31, 2008 and 2009.
As at March 31, 2009

			Rest of the
	North America	Europe	World	Total

Manufacturing(1)	105	89	3,686	3,880
Sales and Marketing(2)	85	235	3,594	3,914
Research and Development	18	24	1,455	1,497
Others(3)	121	197	1,619	1,937

Total	329	545	10,354	11,228

As at March 31, 2008

			Rest of the
	North America	Europe	World	Total

Manufacturing(1)	—	50	3,276	3,326
Sales and Marketing(2)	45	261	3,079	3,385
Research and Development	18	—	1,708	1,726
Others(3)	46	184	908	1,138

Total	109	495	8,971	9,575

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.
     We have not experienced any material work stoppages in the last two fiscal years and we consider our relationship with our employees and labor unions to be good. Approximately 7% of our employees belong to labor unions. We did not experience any strikes at our manufacturing facilities in the year ended March 31, 2009 and 2008.

6.E. Share ownership
     The following table sets forth, as of March 31, 2009 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

	No. of Shares	% of Outstanding	No. of Options	Year of	Exercise	Expiration Date
Name	Held (1), (3)	Capital	Held	Grant	Price	(See note no.)
Dr. K. Anji Reddy (2),(4)	800,956	0.48%	—	—	—	—
Mr. G.V. Prasad (4)	1,365,840	0.81%	—	—	—	—
Mr. Satish Reddy (4)	1,205,832	0.72%	—	—	—	—
Mr. Anupam Puri (including ADRs)	10,500	0.01%	1,500	2008	5	(6)
			3,000	2009	5	(5)
Dr. J.P.Moreau	—	—	3,000	2009	5	(5)
Dr. Omkar Goswami	10,500	.0.01%	1,500	2006	5	(8)
			3,000	2009	5	(5)
Ms.Kalpana Morparia	—	—	3,000	2009	5	(5)
Ravi Bhoothalingam	10,500	0.01%	1,500	2006	5	(8)
			3,000	2009	5	(5)
Dr. Bruce L.A.Carter (ADRs)	4,000	—	—	—	—	—
Abhijit Mukherjee	26,400	0.02%	2,500	2006	5	(8)
			2,000	2007	5	(7)
			2,000	2007	5	(8)
			2,000	2008	5	(6)
			2,000	2008	5	(7)
			2,000	2008	5	(8)
			2,000	2009	5	(5)
			2,000	2009	5	(6)
			2,000	2009	5	(7)
			2,000	2009	5	(8)
Amit Patel	—	—	1,000	2005	442.50	(5)
			1,000	2005	442.50	(6)
			1,000	2005	442.50	(7)
			1,000	2005	442.50	(8)
			700	2006	5	(5)
			700	2006	5	(6)
			1,250	2007	5	(5)
			3,325	2008	5	(5)
			3,325	2008	5	(6)
			2,625	2008	5	(7)
			1,375	2008	5	(8)
			1,250	2009	5	(5)
			1,250	2009	5	(6)
			1,250	2009	5	(7)
			1,250	2009	5	(8)

	No. of Shares	% of Outstanding	No. of Options	Year of	Exercise	Expiration Date
Name	Held (1), (3)	Capital	Held	Grant	Price	(See note no.)
Cartikeya Reddy	—	—	600	2006	5	(5)
			600	2006	5	(6)
			600	2006	5	(7)
			600	2006	5	(8)
			500	2007	5	(5)
			500	2007	5	(6)
			500	2007	5	(7)
			500	2007	5	(8)
			1,000	2008	5	(5)
			1,000	2008	5	(6)
			1,000	2008	5	(7)
			1,000	2008	5	(8)
			1,250	2009	5	(6)
			1,250	2009	5	(6)
			1,250	2009	5	(7)
			1,250	2009	5	(8)
Dr. Rajinder Kumar	—	—	7,500	2008	5	(5)
			1,500	2009	5	(5)
			1,500	2009	5	(6)
			1,500	2009	5	(7)
			1,500	2009	5	(8)
Jaspal S Bajwa	20,000	0.02%	2,500	2006	5	(8)
			2,000	2007	5	(7)
			2,000	2007	5	(8)
			2,000	2008	5	(6)
			2,000	2008	5	(7)
			2,000	2008	5	(8)
			2,000	2009	5	(5)
			2,000	2009	5	(6)
			2,000	2009	5	(7)
			2,000	2009	5	(8)
Jeffrey Wasserstein	—	—	3,500	2008	5	(6)
			3,500	2008	5	(7)
			1,500	2008	5	(8)
			1,500	2009	5	(5)
			1,500	2009	5	(6)
			1,500	2009	5	(7)
			1,500	2009	5	(8)

	No. of Shares	% of Outstanding	No. of Options	Year of	Exercise	Expiration Date
Name	Held (1), (3)	Capital	Held	Grant	Price	(See note no.)
K. B. Sankara Rao	55,724	0.04%	5,080	2006	5	(8)
			1,600	2007	5	(7)
			1,600	2007	5	(8)
			1,500	2008	5	(6)
			1,500	2008	5	(7)
			1,500	2008	5	(8)
			1,250	2009	5	(5)
			1,250	2009	5	(6)
			1,250	2009	5	(7)
			1,250	2009	5	(8)
Prabir Kumar Jha	7,750	0.01%	750	2006	5	(8)
			650	2007	5	(8)
			650	2007	5	(8)
			1,000	2008	5	(6)
			1,000	2008	5	(7)
			1,000	2008	5	(8)
			1,250	2009	5	(5)
			1,250	2009	5	(6)
			1,250	2009	5	(7)
			1,250	2009	5	(8)
Raghu Cidambi	27,500	0.02%	2,500	2006	5	(8)
			1,250	2007	5	(7)
			1,250	2007	5	(8)
			1,500	2008	5	(6)
			1,500	2008	5	(7)
			1,500	2008	5	(8)
			1,250	2009	5	(5)
			1,250	2009	5	(6)
			1,250	2009	5	(7)
			1,250	2009	5	(8)
Saumen Chakraborty	42,900	0.03%	2,500	2006	5	(8)
			2,000	2007	5	(7)
			2,000	2007	5	(8)
			2,000	2008	5	(6)
			2,000	2008	5	(7)
			2,000	2008	5	(8)
			2,000	2009	5	(5)
			2,000	2009	5	(6)
			2,000	2009	5	(7)
			2,000	2009	5	(8)

	No. of Shares	% of Outstanding	No. of Options	Year of	Exercise	Expiration Date
Name	Held (1), (3)	Capital	Held	Grant	Price	(See note no.)
Umang Vohra	5,390	—	600	2006	5	(8)
			750	2007	5	(7)
			750	2007	5	(8)
			750	2008	5	(6)
			750	2008	5	(7)
			750	2008	5	(8)
			875	2009	5	(5)
			875	2009	5	(6)
			875	2009	5	(7)
			875	2009	5	(8)
V. S. Vasudevan	8,620	0.01%	2,870	2003	531.51	(6)
			2,870	2003	531.51	(7)
			2,870	2003	531.51	(8)
			5,000	2004	441.50	(5)
			5,000	2004	441.50	(6)
			5,000	2004	441.50	(7)
			5,000	2004	441.50	(8)
			5,000	2005	442.50	(5)
			5,000	2005	442.50	(6)
			5,000	2005	442.50	(7)
			5,000	2005	442.50	(8)
			12,500	2006	362.50	(5)
			12,500	2006	362.50	(6)
			12,500	2006	362.50	(7)
			12,500	2006	362.50	(8)
			2,000	2007	5	(7)
			2,000	2007	5	(8)
			1,750	2008	5	(6)
			1,750	2008	5	(7)
			1,750	2008	5	(8)
			1,500	2009	5	(5)
			1,500	2009	5	(6)
			1,500	2009	5	(7)
			1,500	2009	5	(8)
Vilas M. Dholye	4,970	—	2,770	2005	5	(8)
			900	2006	5	(8)
			600	2007	5	(7)
			600	2007	5	(8)
			700	2008	5	(6)
			700	2008	5	(7)
			700	2008	5	(8)
			400	2009	5	(5)
			400	2009	5	(6)
			400	2009	5	(7)
			400	2009	5	(8)

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	All shares have voting rights.

(4)	Not eligible for grant of Stock Options.

(5)	The expiration date is five years from the date of vesting. The options vest in one year.

(6)	The expiration date is five years from the date of vesting. The options vest in two years.

(7)	The expiration date is five years from the date of vesting. The options vest in three years.

(8)	The expiration date is five years from the date of vesting. The options vest in four years.
Employee Stock Incentive Plans
     We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. In the year ended March 31, 2009, options to purchase ordinary shares and ADSs were awarded to various executive officers and directors under these two plans as follows: an aggregate of 430,220 options were granted having an average exercise price of Rs.5 per share or ADS and an aggregate of 20,000 options were granted having an average exercise price of Rs.448 per share or ADS. Each option granted had an expiration date of five years from the vesting date, and each grant (excluding the grants to Board members, which vest in one year) provided for time-based vesting in 25% increments over four years. As of March 31,2009, options were outstanding under these two plans for an aggregate of approximately 935,063 shares and ADSs with an average exercise price of Rs.5 per share or ADS and approximately 136,410 shares and ADSs with an average exercise price of Rs.417.51 per share or ADS.
     In addition, our subsidiary Aurigene Discovery Technologies Limited (“Aurigene”) adopted the Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 to provide for issuance of stock options to eligible employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc. In the year ended March 31, 2009, no options were awarded under this plan. As of March 31, 2009, options were outstanding under this plan for an aggregate of approximately 2,916,263 shares of Aurigene with an average exercise price of Rs. 13.99 per share.
     For the years ended March 31, 2009 and 2008, Rs.131 million and Rs.258 million, respectively, has been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2009, there was approximately Rs.177 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.67 years. The Fringe Benefit Tax expense incurred during the years ended March 31, 2009 and 2008 was Rs.82 million and Rs.81 million, respectively.
     For further information regarding our options and stock option incentive plans, see Note 21 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major shareholders
     All of our equity shares have the same voting rights. As of March 31, 2009, a total of 26.40% of our equity shares were held by the following parties:
•	Dr. K. Anji Reddy (Chairman),

•	Mr. G .V. Prasad (Vice Chairman and Chief Executive Officer),

•	Mr. Satish Reddy (Managing Director and Chief Operating Officer),

•	Mrs. K. Samrajyam, wife of Dr. K. Anji Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and

•	Dr. Reddy’s Holdings Private Limited (a company in which Dr. K. Anji Reddy owns 40% of the equity and the remainder is held by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members)
     The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2009:

	Equity Shares Beneficially Owned (1)
	Number	Percentage
Name	of Shares	of Shares
Dr. K. Anji Reddy (2)	40,779,284	24.21%
Mr. G.V. Prasad	1,365,840	0.81%
Mr. Satish Reddy	1,205,832	0.72%
Family Members	1,116,856	0.66%
Subtotal	44,467,812	26.40%

Others/public float	124,000,965	73.60%

Total number of shares outstanding	168,468,777	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provides that shares are beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)	Dr. Reddy’s Holdings Private Limited owns 39,978,328 of our equity shares. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Private Limited. The remainder is owned by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members. The entire amount beneficially owned by Dr. Reddy’s Holdings Private Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy. An aggregate of 11,859,009 of such equity shares were pledged as on March 31, 2009.
     As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

     The following shareholders held more than 5% of our equity shares as of March 31, 2009:

	March 31, 2009		March 31, 2008		March 31, 2007
	No. of equity	% of equity	No. of equity	% of equity	No. of equity	% of equity
Name	shares held	shares held	shares held	shares held	shares held	shares held
Dr. Reddy’s Holdings Pvt. Limited	39,978,328	23.74	37,798,290	22.48	37,798,290	22.51
Life Insurance Corporation of India	21,723,498	12.89	20,619,743	12.26	13,323,325	7.93
     As of March 31, 2009, we had 168,468,777 outstanding equity shares. As of March 31, 2009, there were 93,924 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2009, 15.74% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2009 we had approximately 18,760 ADS holders of record in the United States.
7.B. Related party transactions
     We have entered into transactions with the following related parties:
•	Diana Hotels Limited for hotel services;

•	A.R. Life Sciences Private Limited for processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Private Limited for the purchase and sale of active pharmaceutical ingredients;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K Enterprises for packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
     These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). Additionally, we have also provided and taken loans and advances from significant interest entities.
     We have entered into transactions with our former equity accounted investee Perlecan Pharma (now a subsidiary) and our joint venture Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”). These transactions are in the nature of reimbursement of research and development expenses incurred by us on behalf of Perlecan Pharma, revenue from research services performed by us for Perlecan Pharma and our purchase of active pharmaceutical ingredients from Reddy Kunshan.
     We have also entered into cancellable operating lease transactions with our directors and their relatives.
     The following is a summary of significant related party transactions:

	(Amounts in Rs. Millions)
	Year ended March 31,
	2009		2008

Purchases from significant interest entities in the ordinary course	Rs.	290	Rs.	219
Sales to significant interest entities in the ordinary course		135		88
Contribution to a significant interest entity towards social development and research and development		124		114
Hotel expenses paid to significant interest entities		13		13
Advances paid to significant interest entities for purchase of land (1)		400		680
Short term loan taken from and repaid to significant interest entities		60		—
Interest paid on loan taken from significant interest entities		2		—

	Year ended March 31,
	2009	2008
Revenue from equity accounted investees	Rs.—	Rs.40
Reimbursement of research and development expenses from equity accounted investees	—	90
Compensation paid to key management personnel	460	464
Lease rental paid under cancellable operating leases to directors and their relatives	26	25

(1)	This does not include amounts paid as at March 31, 2009 and 2008 of Rs.1,080 million and Rs.680 million, respectively, as advances towards the purchase of land from significant interest entities, which has been recorded under capital work-in-progress in our balance sheets.
     We have the following amounts due from related parties:

	(Amounts in Rs. millions)
	As at March 31,
	2009		2008
Significant interest entities	Rs.	43	Rs.	26
Equity accounted investees		—		27
Key management personnel		5		5

We have the following amounts due to related parties:

	(Amounts in Rs. millions)
	As at March 31,
	2009		2008
Significant interest entities	Rs.	68	Rs.	17
7.C. Interests of experts and counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated statements and other financial information
     The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated balance sheets as of March 31, 2009 and 2008

•	Consolidated income statements for the years ended March 31, 2009 and 2008

•	Consolidated statements of changes in equity for the years ended March 31, 2009 and 2008

•	Consolidated cash flow statements for the years ended March 31, 2009 and 2008

•	Notes to the consolidated financial statements
     Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Pursuant to General Instruction G of Form 20-F, the financial statements included herein are for our two most recent fiscal years.

Amount of Export Sales
     For the year ended March 31, 2009, our export revenues were Rs.57,981 million, and account for 83% of our total revenues.
Legal Proceedings
     We are involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below.
     Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any.
     In these cases, we disclose information with respect to the nature and facts of the case. We also believe that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
     However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Section 8.A., we do not expect any such legal proceedings or investigations to have a materially adverse effect on our financial position. However, if one or more of such proceedings were to result in judgments against us, such judgments could be material to our results of operations in a given period.
Product and patent related matters
Norfloxacin litigation
     We manufacture and distribute Norfloxacin, a formulations product. Under the Drugs Prices Control Order, 1995 (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, we filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in our favor; however, it subsequently dismissed the case in April 2004. We filed a review petition in the High Court in April 2004, which was also dismissed by the High Court in October 2004. Subsequently, we appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.
     During the year ended March 31, 2006, we received a notice from the Government of India demanding the recovery of the price which we charged for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.285 million including interest thereon. We filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing us to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs.77 million. We deposited this amount with the Government of India in November 2005 and are awaiting the outcome of our appeal with the Supreme Court. In February 2008, the High Court directed us to deposit an additional amount of Rs.30 million, which was deposited by us in March 2008. We have fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event that we are unsuccessful in our litigation in the Supreme Court, we will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.
Fexofenadine United States litigation
     In April 2006, we launched our fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. We are presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents which are at issue in the litigation. We have obtained summary judgment in respect of each of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) have been defending a similar action in the same court.

     In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to our fexofenadine hydrochloride tablet products.
     Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine. We utilize an internally developed polymorph and have not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. Litigation between us and Aventis continues. No trial has been scheduled at this time. If Aventis is ultimately successful in its allegation of patent infringement, we could be required to pay damages related to our fexofenadine hydrochloride tablet sales, and could also be prohibited from selling these products in the future.
Alendronate Sodium, Germany litigation
     In February 2006, Merck & Co. (“Merck”) initiated proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the basic patent for Fosamax (Merck’s brand name for alendronate sodium). betapharm and some other companies are selling generic versions of this product in Germany. Merck’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, Merck filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent. In March 2007, the European Patent Office granted Merck another patent for Fosamax, which is relevant to the composition of betapharm’s alendronate sodium product. betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office, which scheduled a hearing on the matter in March 2009. In August 2007, Merck initiated patent infringement proceedings against betapharm before a German civil court. In the oral hearing which took place in March 2009 at the European Patent Office, the new patent was nullified. There are other jurisdictions within Europe where the innovator’s patent has already been revoked. As a result of this, we continue selling our generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
     We are aware of litigation with respect to one of our suppliers for oxycodon, which is sold by us and other generics companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against our supplier. The innovator has filed an infringement suit of formulation patents against our supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). Our supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that our supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending. As of March 31, 2009, based on a legal evaluation, we continued to sell this product.
Environmental matter
     The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. We have been named in the list of polluting industries along with 229 others. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, we have paid total compensation of Rs.3 million. The matter is pending in the courts and the possibility of additional liability is remote. We would not be able to recover the compensation paid, even if the decision of the court is in our favor.
Indirect taxes related matter
     During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to one of our vendors regarding the assessable value of products supplied by this vendor to us. We were named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.176 million from the vendor, including penalties of Rs.90 million. Through the same notice, the Authorities issued a penalty claim of Rs.70 million against us. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.226 million from the vendor, including penalty of Rs.51 million.

Through the same notice, the Authorities issued a penalty claim of Rs.7 million against us. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.34 million. We have filed appeals against these notices. In August and September 2006, we attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in our favor setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court.
Regulatory matters
     In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to our U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to these requests, and will continue to cooperate with the Attorneys General in these investigations if it is asked to do so.
     In April 2008, we received a CID from the United States Federal Trade Commission (the “FTC”). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. We were informed that the focus of this civil antitrust investigation related to the settlement arrangement entered into between us and UCB Pharma Inc. (“UCB”) resolving patent litigation concerning levetiracetam. We believe that the terms of our settlement arrangement with UCB are consistent with all applicable antitrust laws. We cooperated fully with the FTC regarding this investigation. The request in April 2008 from the FTC sought information to supplement the voluntary production of documents which we had completed in February 2008. We completed our response to the CID in June 2008. The FTC later requested additional information from other parties involved in this investigation. In March 2009, the FTC advised us that it was formally closing its investigation of our settlement arrangement with UCB.
     Additionally, we and our affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. We do not believe that there are any such pending matters that will have any material adverse effect on our financial position, results of operations or cash flows in any given accounting period.
Dividend Policy
     In the years ended March 31, 2008 and 2009, we paid cash dividends of Rs.3.75 and Rs.3.75, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 18, 2009 the Board of Directors proposed a dividend in the aggregate amount of Rs.1,231 million (including the aggregate amount of Rs.178 million to pay the dividend tax imposed on the distribution of such dividends), which would amount to a total dividend per share of Rs.6.25. The Board’s dividend proposal is subject to the approval of our shareholders.
     Holders of ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are converted by the Depositary into U.S. Dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.
8.B. Significant changes
     In May 2009, we announced that effective July 1, 2009, our drug discovery operations at Hyderabad will be consolidated with Aurigene Discovery Technologies Limited (“Aurigene”), one of our wholly-owned subsidiaries. Aurigene is a partnership based drug discovery biotechnology company headquartered in Bangalore. Our Discovery Research business resources (i.e., employees, facility and infrastructure) will be transferred to Aurigene, which will now operate out of two sites: Bangalore and Hyderabad. In addition, we will be creating a new group to focus on proprietary products development, which will be responsible for building our proprietary, branded research and development portfolio in collaboration with various partners and service providers. This organization will work with Aurigene and other discovery biotechnology companies to ensure effective management of our ongoing and future drug discovery programs. All of the existing intellectual property of our drug discovery operations will be owned and managed by this new group. This group will also have responsibility for our research and development portfolio and our differentiated formulations efforts. As part of the reorganization, we will close our Atlanta research facility in Atlanta, Georgia, U.S.A.

     In June 2009, we entered into a partnership with GlaxoSmithKline plc (“GSK”) to develop and market select products across emerging markets outside India. Under the terms of the agreement, GSK has access to our diverse portfolio and future pipeline of more than 100 branded pharmaceuticals in certain therapeutic segments. The products will be manufactured by us and will be licensed and supplied to GSK in various emerging markets such as Africa, the Middle East, Latin America and Asia Pacific, excluding India. Revenues will be reported by GSK and will be shared with us in accordance with the terms of the agreement. In certain markets, products will be co-marketed by us and GSK.
     In June 2009, the Allgemeinen Ortsrankenkassen (“AOK”), one of the largest SHI funds in Germany, announced that it planned initiation of the next European Union wide tenders (i.e., competitive bidding processes) in August 2009. The tenders will be divided in 5 regional lots and shall cover 94 drugs and drugs combinations. The supply under the tender will be for a period of two years.
     In June 2009, the management and works councils (i.e., organizations representing workers) of our German subsidiaries, betapharm and Reddy Holding, tcompleted negotiations of a “social plan” for workforce reduction and restructuring, including their physician sales force. The social plan was believed to be necessary to achieve a more sustainable workforce structure in light of the current economic climate in Germany.

ITEM 9. THE OFFER AND LISTING
9.A. Offer and listing details
Information Regarding Price History
     The following tables set forth the price history for our shares on the Bombay Stock Exchange Limited, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Year	Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
2009	739.00	357.00	16.95	7.27
2008	760.00	501.00	18.66	13.07
2007	877.00	608.00	19.06	12.31
2006	756.50	306.50	16.67	7.46
2005	501.45	326.25	12.40	7.53

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Quarter Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
June 30, 2007	757.00	608.90	17.49	14.97
September 30, 2007	694.00	603.30	17.04	14.83
December 31, 2007	748.00	580.00	18.52	14.76
March 31, 2008	760.00	501.00	18.66	13.07
June 30, 2008	739.00	575.10	16.95	14.35
September 30, 2008	695.50	464.00	16.50	10.53
December 31, 2008	557.00	387.05	11.55	7.45
March 31, 2009	506.95	357.00	10.34	7.27

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
October 31, 2008	557.00	395.00	11.55	7.70
November 30, 2008	434.00	387.05	9.18	7.45
December 31, 2008	495.90	422.05	10.31	8.64
January 31, 2009	506.95	418.00	10.34	8.38
February 29, 2009	479.85	386.90	9.64	7.97
March 31, 2009	495.00	357.00	9.84	7.27
Source: www.bseindia.com and www.adr.com, respectively.
9.B. Plan of distribution
     Not applicable.

9.C. Markets
Markets on Which Our Shares Trade
     Our equity shares are traded on the Bombay Stock Exchange Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), or collectively, the “Indian Stock Exchanges.” Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”), under the ticker symbol “RDY.” Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001. Our shareholders approved the delisting of our shares from the Hyderabad Stock Exchange Limited, The Stock Exchange, Ahmedabad, The Madras Stock Exchange Limited, and The Calcutta Stock Exchange Association Limited at the general shareholders meeting held on August 25, 2003.
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
     The Memorandum and Articles of Association were amended at the 17th Annual General Meeting held on September 24, 2001, 18th Annual General Meeting held on August 26, 2002, the 20th Annual General Meeting held on July 28, 2004 and the 22nd Annual General Meeting held on July 28, 2006. A full description of these amendments was given in the Form 20-F filed with the SEC on September 30, 2003, September 30, 2004 and October 2, 2006, which description is incorporated herein by reference. The Memorandum and Articles of Association were further amended at the 22nd Annual General Meeting held on July 28, 2006 to increase the authorized share capital in connection with the stock split effected in the form of a stock dividend that occurred on August 30, 2006.
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
     Foreign Direct Investment
     The Foreign Direct Investment Policy under the Reserve Bank of India’s (“RBI”) Automatic Route enables Indian companies (other than those specifically excluded thereunder) to issue shares to persons who reside outside of India without prior permission from the RBI, except in cases where there are ceilings of investments in certain industry sectors and subject to certain conditions.
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
     For investments in the pharmaceutical sector, the Foreign Direct Investment limit is 100%. Thus, foreign ownership of up to 100% of our equity shares would be allowed without prior permission of the Foreign Investment Promotion Board and, in certain cases, with prior permission of the RBI.
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
As of March 31, 2009, FII’s are holding 22.16% and NRI’s 1.86% of our equity shares.
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
     Subsequent transfer of shares
     A person resident outside India holding the shares or debentures of an Indian company may transfer the shares or debentures so held by him, in compliance with the conditions specified in the relevant Schedule of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 as follows:
(i)	A person resident outside India, not being a Non-Resident Indian (“NRI”) or an overseas corporate body (“OCB”), may transfer by way of sale or gift the shares or convertible debentures held by him or it to any person resident outside India;

(ii)	A Non-Resident Indian may transfer by way of sale or gift, the shares or convertible debentures held by that person to another Non-Resident Indian only; provided that the person to whom the shares are being transferred has obtained prior permission of the Government of India to acquire the shares if he has a previous venture or tie up in India through an investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name called in the same field or allied field in which the Indian company whose shares are being transferred is engaged.

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
10.E. Taxation
Indian Taxation
     General. The following summary is based on the law and practice of the Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 (collectively, the “Income-tax Act Scheme”), as amended on January 19, 2000. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.
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
     Taxation of Distributions.
     a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 16.995%, including applicable surcharges and the special levy called the “Education and Higher Education Cess (education cess)”, on the total amount it distributes, declares or pays as a dividend.
     b) Any distributions of additional ADSs or equity shares by way of bonus shares (i.e., stock dividends) to resident or non-resident holders will not be subject to Indian tax.
     Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 10(36), 10(38), 45, 47(viia), 111A, 115AC and 115ACA, of the Income-tax Act, in conjunction with the Income-tax Scheme. You should consult your own tax advisor concerning the tax consequences of your particular situation.
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
     Capital gains are taxed as follows:
•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharge and education cess; and

•	long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, plus the applicable surcharge and education cess; and short-term capital gains on such transfer will be taxed at the maximum marginal rate of tax applicable to the seller, plus the applicable surcharge and education cess, if the sale of such equity shares is settled outside of a recognized stock exchange in India.

•	long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax and any short term capital gain is taxed at 15%, plus the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and securities transaction tax (“STT”) is paid on such sale.
     As per Section 10(38) of the Income-tax Act, long term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India and on which sale the STT has been paid are exempt from Indian tax.
     As per Section 111A of the Income-tax Act, short term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India are subject to tax at a rate of 15%, excluding education cess and the applicable surcharge.
     Purchase or sale of equity shares of a company listed on a recognized stock exchange in India is subject to a security transaction tax of 0.1% (0.125% from June 1, 2006) of the transaction value for any delivery based transaction and 0.02% (0.025% from June 1, 2006) for any non-delivery based transaction.

     The applicable provisions of the Income Tax Act, in the case of non-residents, may offset the above taxes, except the STT. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Income-tax Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.
     According to the Income-tax Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the Income-tax Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.
     The Income-tax Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment.
     It is unclear as to whether section 115AC of the Income Tax Act and the rest of the Income-tax Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon redemption of the ADSs.
     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax (i) at variable rates with a maximum rate of 40%, excluding the prevailing surcharge and education cess, in the case of a foreign company and (ii) in the range of 30.9% to 33.99%, including the applicable surcharge, in the case of resident employees and of non-resident individuals with taxable income over Rs.1,000,000.
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
     Service Tax. Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%, reduced to 10.3% effective as of February 24, 2009. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.
United States Federal Taxation [SUBJECT TO REVIEW BY CLIFFORD CHANCE]
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
     Subject to certain conditions and limitations, any Indian withholding tax imposed upon to a U.S. holder with respect to distributions on ADSs or equity shares should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or equity shares will be income from sources outside the United States, and will be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long term debt. We are exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of our investments. Thus, our exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currency. The objective of market risk management is to avoid excessive exposure in our foreign currency revenues and costs.

     Our Board of Directors and its Audit Committee are responsible for overseeing our risk assessment and management policies. Our major market risks of foreign exchange, interest rate and counter party risk are managed centrally by our Group Treasury department, which evaluates and exercises independent control over the entire process of market risk management.
     We have a written treasury policy, and we do regular reconciliations of our positions with our counter-parties. In addition, internal audits of the treasury function are performed at regular intervals.
Components of Market Risk
Foreign Exchange Rate Risk
     Our exchange risk arises from our foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, British pounds sterling and euros) and foreign currency, borrowings in U.S. dollars and euros. A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign currency exchange rates based upon our forecasted cash flows and trade receivables.
     As of March 31, 2009, we had forward contracts to sell in the amount of U.S.$67 million, Euros 8 million and GBP 8 million. In addition, as of such date we had forward contracts to buy in the amount of U.S.$3 million. As of March 31, 2009, we also had outstanding foreign currency options, which are classified as cash flow hedges, of U.S.$120 million.
Sensitivity Analysis of Exchange Rate Risk
     As a result of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.617 million increase/decrease in our total equity and an approximately Rs.448 million increase/decrease in our net profit as at March 31, 2009.
     For a detailed analysis of our foreign exchange rate risk, please refer to Note 33 in our consolidated financial statements.
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
Interest Rate Risk
     As of March 31, 2009 we had a loan of Euros 192 million at an interest rate of Euribor plus 70 basis points and $11 million at an interest rate of Libor plus 70 basis points. These loans expose us to risks of changes in interest rates, particularly Euribor. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. As of March 31, 2009, we had not entered into any interest rate swap to hedge our interest rate risk due to the favorable terms of our debt instruments then outstanding. Our investments in bank fixed deposits and short-term liquid mutual funds are for short term periods and accordingly do not expose us to significant interest rate risk.

     Interest Rate Profile.
     An interest rate profile of long-term debt is given below:

	For the Year Ended March 31,
	2009	2008
Foreign Currency Loans	Euribor +70bps or	Euribor +70-200 bps or
	Libor +70 bps	Libor +70 bps
Rupee Term Loans*	2%	2%

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
     Maturity profile.
     The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2009 are as follows:
(Amounts in Rs. millions)

			Foreign		Obligation
Maturing in the year ending	Rupee term		currency		under finance
March 31,	loan		loan		lease		Total

2010	Rs.	6	Rs.	3,477	Rs.	18	Rs.	3,501
2011		1		4,118		16		4,135
2012		—		5,731		9		5,740
2013		—		—		9		9
2014		—		—		10		10
Thereafter		—		—		238		238

	Rs.	7	Rs.	13,326	Rs.	300	Rs.	13,633

Counter-Party Risk
     Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and time deposits. Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.

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
     Out of the total net proceeds of U.S.$224.8 million that was raised, U.S.$23.9 million was utilized in the year ended March 31, 2007. Out of the balance proceeds of U.S.$200.9 million (Rs.8,733 million), Rs.2,725 million was utilized during the year ended March 31, 2008 to meet our working capital and capital expenditure requirements.
     The remaining proceeds of Rs.6,008 million were utilized for working capital requirements and funding the business acquisitions made by us during the year ended March 31, 2009.
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
     Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2009, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC, internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

     Our internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).
     Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2009.
     The effectiveness of our internal control over financial reporting as of March 31, 2009 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G. V. Prasad	/s/ Umang Vohra
Vice-Chairman and Chief Executive Officer	Chief Financial Officer
(c) Attestation Report of the Registered Public Accounting Firm.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited:
We have audited Dr. Reddy’s Laboratories Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2009 and 2008, and the related consolidated income statements, statements of changes in equity and cash flows statements for each of the years in the two-year period ended March 31, 2009, and our report dated June 18, 2009 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Hyderabad, India
June 18, 2009.
(d) Changes in Internal Control over Financial Reporting
     During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee is composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee. As of March 31, 2009, no member of our audit committee met the requirements to be an audit committee financial expert under the SEC definition. We believe that the combined knowledge, skills and experience of the Board of Directors and their authority to engage outside experts as they deem appropriate to provide them with advice on the matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.
ITEM 16.B. CODE OF ETHICS
     We have adopted a code of business ethics applicable to our executive officers, directors and all other employees. This code has been revised, updated and adopted effective as of May 7, 2008. A copy of the code is available, without charge, to all of our investors by contacting our investor relations department and to others if a written request is made to our Company Secretary at our corporate office situated at 7-1-27, Ameerpet, Hyderabad — 500 016, Andhra Pradesh, India. The code is also available on our corporate website, www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein. Any waivers of this code for executive officers or directors will be disclosed through furnishing a Form 6-K to the SEC. In addition, the audit committee of the Board of Directors has approved a whistleblower policy, which functions in coordination with our code of business ethics and provides an anonymous means for employees and others to communicate with various designated personnel, including the audit committee of the Board of Directors.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth for the years ended March 31, 2009 and 2008, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Year Ended
Type of Service	March 31, 2009		March 31, 2008		Description of Services
	(Rs. in millions)
Audit fees	Rs.	57.28	Rs.	44.83	Audit and review of financial statements
Audit related fees		—		8.20	Financial and tax due diligence services in the previous year
Tax fees		1.46		0.75	Tax returns filing and transfer pricing related services
All other fees		0.11		2.39	Statutory certifications, subscription to databases etc.

Total	Rs.	58.84	Rs.	56.17

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
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     During the year ended March 31, 2009, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.
ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:
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

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act	Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act.

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
We do not have such practice.

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
We filed our most recent annual written affirmation on July 25, 2008.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statement and auditors report for the year ended March 31, 2009 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F - 1
• Consolidated balance sheets as of March 31, 2009 and 2008	F - 2
• Consolidated income statements for the years ended March 31, 2009 and 2008	F - 4
• Consolidated statements of changes in equity for the years ended March 31, 2009 and 2008	F - 5
• Consolidated cash flow statements for the years ended March 31, 2009 and 2008	F - 7
• Notes to the consolidated financial statements	F - 9

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited:
We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2009 and 2008, and the related consolidated income statements, statements of changes in equity and statements of cash flows for each of the years in the two-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2009, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”).
As discussed in Note 4 to the consolidated financial statements, the Company has changed its basis of accounting to IFRS during the year ended March 31, 2009. Consequently, the Company’s consolidated financial statements for 2008 referred to above have been restated to conform with IFRS. Prior to adoption of IFRS, the Company prepared financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for purposes of its’ U.S. Securities and Exchange Commission reporting. Upon adoption of IFRS, U.S. GAAP was considered previous GAAP.
U.S. GAAP varies in certain significant respects from IFRS. Information relating to the nature and effect of such differences are presented in Note 4 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated June 18, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG
Hyderabad, India
June 18, 2009

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share data)

		As of March 31,
	Note	2009		2009		2008
		Unaudited
		Convenience
		Translation into
		U.S.$ (See
		Note 2.d.)
Assets
Property, plant and equipment	8	U.S.$	410	Rs.	20,882	Rs.	16,765
Goodwill	9		144		7,300		16,997
Other intangible assets	10		292		14,879		16,756
Investment in equity accounted associates	11		5		262		237
Deferred tax asset	29		25		1,259		808
Other non-current assets	15		4		200		83

Total non-current assets		U.S.$	880	Rs.	44,782	Rs.	51,646

Inventories	13	U.S.$	260	Rs.	13,226	Rs.	11,133
Current tax assets			1		58		177
Trade receivables	14		287		14,592		6,823
Other current assets	15		98		5,008		3,681
Other investments	12		10		530		4,753
Cash and cash equivalents	16		110		5,596		7,421

Total current assets		U.S.$	767	Rs.	39,010	Rs.	33,988

Total assets		U.S.$	1,647	Rs.	83,792	Rs.	85,634

Equity
Share capital	17	U.S.$	17	Rs.	842	Rs.	841
Share premium			397		20,204		20,036
Fair value reserve			—		11		(2)
Foreign currency translation reserve			43		2,168		1,567
Share based payment reserve			13		676		709
Hedging reserve			(3)		(156)		(7)
Equity shares held by controlled trust			—		(5)		(5)
Retained earnings			360		18,305		24,211

Total equity		U.S.$	827	Rs.	42,045	Rs.	47,350

Liabilities
Long-term loans and borrowings, excluding current portion	19	U.S.$	199	Rs.	10,132	Rs.	12,698
Provisions	23		1		42		—
Other non-current liabilities	25		7		350		321
Deferred tax liabilities	29		92		4,670		5,664

Total non-current liabilities		U.S.$	299	Rs.	15,194	Rs.	18,683

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share data)

		As of March 31,
	Note	2009		2009		2008
		Unaudited
		Convenience
		Translation into
		U.S.$ (See
		Note 2.d.)
Bank overdraft	16		4		218		435
Short-term loans and borrowings	19		115		5,850		4,428
Long-term loans and borrowings, current portion	19		69		3,501		1,791
Current tax liabilities			12		632		340
Trade payables	24		118		5,987		5,427
Derivative financial instruments	32		7		332		105
Provisions	23		38		1,928		750
Other current liabilities	25		159		8,105		6,325

Total current liabilities		U.S.$	522	Rs.	26,553	Rs.	19,601

Total liabilities		U.S.$	821	Rs.	41,747	Rs.	38,284

Total equity and liabilities		U.S.$	1,647	Rs.	83,792	Rs.	85,634

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions, except share and per share data)

		For the year ended March 31,
	Note	2009		2009		2008
		Unaudited
		Convenience
		Translation into
		U.S.$ (See Note 2.d.)
Revenues	26	U.S.$	1,365	Rs.	69,441	Rs.	50,006
Cost of revenues			648		32,941		24,598

Gross profit		U.S.$	718	Rs.	36,500	Rs.	25,408

Selling, general and administrative expenses			413		21,020		16,835
Research and development expenses			79		4,037		3,533
Impairment loss on other intangible assets	10		62		3,167		3,011
Impairment loss on goodwill	9		213		10,856		90
Other expense/(income), net	27		5		254		(402)

Total operating expenses, net		U.S.$	773	Rs.	39,334	Rs.	23,067

Results from operating activities			(56)		(2,834)		2,341

Finance expense	28		33		1,668		1,080
Finance income	28		(9)		(482)		(1,601)

Finance expense/(income), net			23		1,186		(521)

Share of profit of equity accounted investees, net of income tax	11		—		24		2

Profit/(loss) before income tax			(79)		(3,996)		2,864
Income tax (expense)/benefit	29		(23)		(1,172)		972
Profit/(loss) for the period		U.S.$	(102)	Rs.	(5,168)	Rs.	3,836

Attributable to:
Equity holders of the Company			(102)		(5,168)		3,846
Minority interest			—		—		(10)

Profit/(loss) for the period		U.S.$	(102)	Rs.	(5,168)	Rs.	3,836

Earnings/(loss) per share	18
Basic		U.S.$	(0.60)	Rs.	(30.69)	Rs.	22.88
Diluted		U.S.$	(0.60)	Rs.	(30.69)	Rs.	22.80

Weighted average number of equity shares used in computing earnings per equity share	18
Basic			168,349,139		168,349,139		168,075,840
Diluted			168,349,139		168,349,139		168,690,774
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

								Foreign
						Fair		currency		Share based
				Share		value		translation		payment		Hedging
	Share capital			premium		reserve		reserve		reserve		reserve
	Shares	Amount		Amount		Amount		Amount		Amount		Amount
Balance as of April 1, 2007	167,912,180	Rs.	840	Rs.	19,908	Rs.	(125)	Rs.	344	Rs.	565	Rs.	—

Net change in fair value of other investments, net of tax expense of Rs.35	—		—		—		123		—		—		—
Foreign currency translation differences, net of tax expense of Rs.42	—		—		—		—		1,223		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs 3	—		—		—		—		—		—		(7)

Total income and expense directly recognized in equity	—		—		—		123		1,223		—		(7)
Profit for the period	—		—		—		—		—		—		—

Total recognized income and expense	—		—		—		123		1,223		—		(7)

Issue of equity shares on exercise of options	260,566		1		128		—		—		(114)		—
Dividend paid	—		—		—		—		—		—		—
Share-based payment expense	—		—		—		—		—		258		—

Balance as of March 31, 2008	168,172,746	Rs.	841	Rs.	20,036	Rs.	(2)	Rs.	1,567	Rs.	709	Rs.	(7)

[Continued from above table, first column(s) repeated]

	Equity
	shares held			Total
	by a			attributable
	controlled	Retained		to equity		Minority
	trust*	earnings		share holders		interest		Total equity
	Amount	Amount		Amount		Amount		Amount
Balance as of April 1, 2007	Rs. (5)	Rs.	21,102	Rs.	42,629	Rs.	10	Rs.	42,639

Net change in fair value of other investments, net of tax expense of Rs.35	—		—		123		—		123
Foreign currency translation differences, net of tax expense of Rs.42	—		—		1,223		—		1,223
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs 3	—		—		(7)		—		(7)

Total income and expense directly recognized in equity	—		—		1,339		—		1,339
Profit for the period	—		3,846		3,846		(10)		3,836

Total recognized income and expense	—		3,846		5,185		(10)		5,175

Issue of equity shares on exercise of options	—		—		15		—		15
Dividend paid	—		(737)		(737)		—		(737)
Share-based payment expense	—		—		258		—		258

Balance as of March 31, 2008	Rs. (5)	Rs.	24,211	Rs.	47,350	Rs.	—	Rs.	47,350

*	The number of equity shares held by a controlled trust as of April 1, 2007, March 31, 2008, April 1, 2008 and March 31, 2009 was 82,800.
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

								Foreign		Share
								currency		based
				Share		Fair value		translation		payment		Hedging
	Share capital			premium		reserve		reserve		reserve		reserve
	Shares	Amount		Amount		Amount		Amount		Amount		Amount
Balance as of April 1, 2008	168,172,746	Rs.	841	Rs.	20,036	Rs.	(2)	Rs.	1,567	Rs.	709	Rs.	(7)
Net change in fair value of other investments, net of tax expense of Rs.5	—		—		—		13		—		—		—
Foreign currency translation differences, net of tax expense of Rs.41	—		—		—		—		601		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.78	—		—		—		—		—		—		(149)

Total income and expense directly recognized in equity	—		—		—		13		601		—		(149)
Loss for the period	—		—		—		—		—		—		—

Total recognized income and expense	—		—		—		13		601		—		(149)

Issue of equity shares on exercise of options	296,031		1		168		—		—		(164)		—
Dividend paid	—		—		—		—		—		—		—
Share-based payment expense	—		—		—		—		—		131		—

Balance as of March 31, 2009	168,468,777	Rs.	842	Rs.	20,204	Rs.	11	Rs.	2,168	Rs.	676	Rs.	(156)

Unaudited convenience translation into U.S.$ (See Note 2.d.)		U.S.$	17	U.S.$	397	U.S.$	—	U.S.$	43	U.S.$	13	U.S.$	(3)
[Continued from above table, first column(s) repeated]

		Equity
		shares held			Total
		by a			attributable
		controlled	Retained		to equity		Minority		Total
		trust*	earnings		share holders		interest		equity

		Amount	Amount		Amount		Amount		Amount
Balance as of April 1, 2008	Rs.	(5)	Rs.	24,211	Rs.	47,350	Rs.	—	Rs.	47,350

Net change in fair value of other investments, net of tax expense of Rs.5		—		—		13		—		13
Foreign currency translation differences, net of tax expense of Rs.41		—		—		601		—		601
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.78		—		—		(149)		—		(149)

Total income and expense directly recognized in equity		—		—		465		—		465
Loss for the period		—		(5,168)		(5,168)		—		(5,168)

Total recognized income and expense		—		(5,168)		(4,703)		—		(4,703)

Issue of equity shares on exercise of options		—		—		5		—		5
Dividend paid		—		(738)		(738)		—		(738)
Share-based payment expense		—		—		131		—		131

Balance as of March 31, 2009	Rs.	(5)	Rs.	18,305	Rs.	42,045	Rs.	—	Rs.	42,045

Unaudited convenience translation into U.S.$ (See Note 2.d.)	U.S.$	—	U.S.$	360	U.S.$	827	U.S.$	—	U.S.$	827

*	The number of equity shares held by a controlled trust as of April 1, 2007, March 31, 2008, April 1, 2008 and March 31, 2009 was 82,800.
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except share and per share data)

	For the year ended March 31,
	2009		2009		2008
	Unaudited
	Convenience
	translation into
	U.S.$ (See Note
	2.d.)
Cash flows from/(used in) operating activities:
Profit/(loss) for the period	U. S. $	(102)	Rs.	(5,168)	Rs.	3,836
Adjustments for:
Income tax expense/(benefit)		23		1,172		(972)
Profit on sale of investments		(3)		(136)		(111)
Depreciation and amortization		75		3,814		3,362
Impairment loss on other intangible assets		62		3,167		3,011
Impairment loss on goodwill		213		10,856		90
Inventory write-downs		16		833		328
Allowance for doubtful trade receivables		3		148		227
(Profit)/loss on sale of property, plant and equipment, net		—		(15)		8
Provision for sales returns		13		663		164
Share of profit of equity accounted investees		—		(24)		(2)
Unrealized exchange (gain)/loss, net		(8)		(416)		207
Interest expense, net		14		688		329
Share based payment expense		3		131		258
Negative goodwill on acquisition of business		(3)		(150)		—
Changes in operating assets and liabilities:
Trade receivables		(144)		(7,348)		608
Inventories		(38)		(1,939)		(3,908)
Other assets		21		1,051		3,135
Trade payables		(4)		(223)		1,249
Other liabilities and provisions		4		192		(3,759)
Income tax paid		(55)		(2,791)		(1,532)

Net cash from operating activities	U. S. $	89	Rs.	4,505	Rs.	6,528

Cash flows from/(used in) investing activities:
Expenditures on property, plant and equipment		(89)		(4,507)		(6,263)
Proceeds from sale of property, plant and equipment		2		81		55
Purchase of other investments		(236)		(12,021)		(15,860)
Proceeds from sale of other investments		322		16,398		12,478
Expenditures on other intangible assets		(5)		(254)		(422)
Payment of contingent consideration for acquisition of business		(2)		(83)		(86)
Cash paid for acquisition of business		(61)		(3,089)		—
Cash paid for acquisition of equity accounted investee, net of cash acquired Rs.386		(7)		(372)		—
Interest received		7		375		731

Net cash used in investing activities	U. S. $	(68)	Rs.	(3,472)	Rs.	(9,367)

Cash flows from/(used in) financing activities:
Interest paid		(22)		(1,132)		(1,128)
Proceeds from issuance of equity shares		—		5		15
Proceeds from short term loans and borrowings, net		25		1,263		1,704
Repayment of long term loans and borrowings		(38)		(1,925)		(7,719)
Dividend paid		(15)		(738)		(737)

Net cash used in financing activities	U. S. $	(50)	Rs.	(2,527)	Rs.	(7,865)

Net decrease in cash and cash equivalents		(29)		(1,494)		(10,704)
Effect of exchange rate changes on cash and cash equivalents		(2)		(114)		(372)
Cash and cash equivalents at the beginning of the period		137		6,986		18,062

Cash and cash equivalents at the end of the period	U. S. $	106	Rs.	5,378	Rs.	6,986

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except share and per share data)
Supplemental schedule of non-cash investing activities:

	Year ended March 31,
		2009	2009		2008
		Unaudited
		Convenience
		translation
		into U.S.$ (See
		Note 2.d.)
Property, plant and equipment purchased on credit during the year	U.S.$	8	Rs.	427	Rs.	199

Property, plant and equipment purchased under capital lease		—		—		21
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
1. Reporting entity
Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”) together with its subsidiaries (collectively, the “Company”) is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Andhra Pradesh, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India and in the United States; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom and Louisiana, United States; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 17, 2009.
2. Basis of preparation of financial statements
a. Statement of compliance
These consolidated financial statements as at and for the year ended March 31, 2009 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These are the Company’s first IFRS consolidated financial statements and IFRS 1, “First-time adoption of International Financial Reporting Standards,” has been applied. The transition was carried out from the accounting principles generally accepted in the United States (“U.S.GAAP”, referred to herein as “Previous GAAP”), which is considered as the Company’s previous GAAP, as defined in IFRS 1.
An explanation of how the transition to IFRS has affected the Company’s equity and profit is provided in Note 4.
These consolidated financial statements have been prepared on the basis of relevant IFRS that are effective or available for early adoption at the Company’s first IFRS annual reporting date, March 31, 2009.
The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Previous GAAP. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing the opening IFRS equity balance at April 1, 2007 for the purposes of the transition to IFRS, as required by IFRS 1. The accounting policies have been applied consistently by all entities included within the Company.
b. Basis of measurement
These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following:
•	derivative financial instruments are measured at fair value; and
•	available-for-sale financial assets are measured at fair value.
c. Functional and presentation currency
The consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
2. Basis of preparation of financial statements (continued)
c. Functional and presentation currency (continued)
In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.
In respect of subsidiaries whose operations are self contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.
d. Convenience translation (unaudited)
The accompanying consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the consolidated financial statements as of March 31, 2009 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2009 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = Rs.50.87. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
e. Use of estimates and judgments
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following Notes:
•	Note 3(b) — Assessment of functional currency for foreign operations

•	Note 3(c) and 32 — Financial instruments

•	Note 3(h) — Measurement of recoverable amounts of cash-generating units

•	Note 3(j) — Provisions

•	Note 3(k) — Sales returns, rebates and charge back provisions

•	Note 3(m) — Evaluation of recoverability of deferred tax assets

•	Note 7 — Business combinations

•	Note 34 — Contingencies

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies
a. Basis of consolidation
Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.
Special purpose entities
The Company has established certain special purpose entities (“SPEs”) for business purposes. Although the Company may not directly or indirectly own any shares in a SPE, the SPE is nonetheless consolidated if, based on an evaluation of the substance of its relationship with the Company and the SPE’s risks and rewards, the Company concludes that it controls the SPE. SPEs controlled by the Company were established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Company receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.
Associates and jointly controlled entities (equity accounted investees)
Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of the income and expenses and equity changes of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.
The Company does not consolidate entities where the minority shareholders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting.
Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
b. Foreign currency
Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising upon retranslation are recognized in profit or loss, except for differences arising upon qualifying cash flow hedges, which are recognized directly in equity.
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to reporting currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Indian rupees at the monthly average exchange rates prevailing during the year.
Foreign currency differences are recognized directly in equity. Such differences have been recognized in the foreign currency translation reserve (“FCTR”). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.
Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the FCTR.
c. Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments consists of investments in equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, and trade payables and certain other liabilities.
Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.
Cash and cash equivalents
Cash and cash equivalents consists of current cash balances and time deposits with banks. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Held-to-maturity investments
If the Company has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses. At March 31, 2009, the Company did not have any held-to-maturity investments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
c. Financial instruments (continued)
Available-for-sale financial assets
The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.
Others
Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company holds derivative financial instruments to hedge its foreign currency exposure. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized directly in equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Economic hedges
The Company does not apply hedge accounting to certain derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss as part of foreign currency gains and losses.
Share capital
Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and stock options are recognized as a deduction from equity, net of any tax effects.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
d. Property, plant and equipment
Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use. Borrowing costs that are directly attributable to the construction or production of a qualifying asset are capitalized as part of the cost of that asset.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other income/expense, net” in profit or loss.
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognized in profit or loss as incurred.
Depreciation
Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.
The estimated useful lives are as follows:

Buildings

- Factory and administrative buildings	25 – 50 years

- Ancillary structures	3 – 15 years

Plant and equipment	3 – 15 years

Furniture, fixtures and office equipment	4 – 10 years

Vehicles	4 – 5 years

Computer equipment	3 – 5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Software for internal use, which is primarily acquired from third-party vendors, including consultancy charges for implementing the software, are capitalized. Subsequent costs are charged to the profit or loss as incurred. The capitalized costs are amortized over the estimated useful life of the software.
Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
e. Intangible assets
Goodwill (negative goodwill) arises upon the acquisition of subsidiaries, associates and joint ventures.
Acquisitions prior to April 1, 2007
As part of its transition to IFRS, the Company elected to restate only those business combinations that occurred on or after April 1, 2007. In respect of acquisitions prior to April 1, 2007, goodwill represents the amount recognized under Previous GAAP.
Acquisitions on or after April 1, 2007
For acquisitions on or after April 1, 2007, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (“negative goodwill”), it is recognized immediately in profit or loss.
Acquisitions of minority interests
Goodwill arising upon the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.
Research and development
Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred.
Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditures capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.
The Company’s internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, the recognition criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2009, no internal drug development expenditure amounts have met the recognition criteria.
Payments to in-license products and compounds from third parties generally taking the form of up-front payments and milestones are capitalized and amortized, generally on a straight-line basis, over their useful economic lives from product launch.
Intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each balance sheet date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognized immediately in the income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
e. Intangible assets (continued)
Other intangible assets
Other intangible assets that are acquired by the Company, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.
Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate.
Amortization
Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than for goodwill, intangible assets not available for use and intangible assets having indefinite life, from the date that they are available for use. The estimated useful lives are as follows:

Trademarks	3 – 12 years

Product related intangibles	6 – 15 years

Beneficial toll manufacturing contract	2 years

Non-competition arrangements	1.5 – 10 years

Marketing rights	3 – 16 years

Customer-related intangibles	2 – 11 years

Technology related intangibles	6 – 13 years

Other intangibles	5 – 15 years
f. Leases
At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.
Finance leases
A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Operating leases
Other leases are operating leases, and the leased assets are not recognized on the Company’s balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
g. Inventories
Inventories consist of raw materials, stores and spares, work in progress and finished goods and are measured at the lower of cost and net realizable value. The cost of all categories of inventories, except stores and spares, is based on the first-in first-out principle. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process, where cost is based on a weighted average method. Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of finished goods and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
The factors that the Company considers in determining the allowance for slow moving, obsolete and other non-saleable inventory includes estimated shelf life, planned product discontinuances, price changes, aging of inventory and introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.
h. Impairment
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.
Individually significant financial assets are tested for impairment on an individual basis.
All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.
Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.
The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to cash-generating units that are expected to benefit from the synergies of the combination.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
h. Impairment (continued)
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
i. Employee benefits
Defined contribution plan
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to recognized provident funds and approved superannuation schemes which are defined contribution plans are recognized as an employee benefit expense in profit or loss when they are incurred.
Defined benefit plans
A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of an approved gratuity plan, which is a defined benefit plan, and certain other defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.
The Company recognizes actuarial gains and losses using the corridor method. Under this method, to the extent that any cumulative unrecognized actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.
Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
i. Employee benefits (continued)
Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
Compensated leave of absence
Eligible employees are entitled to accumulate compensated absences up to prescribed limits in accordance with the Company’s policy and receive cash in lieu thereof. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date. Such measurement is based on actuarial valuation as at the balance sheet date carried out by a qualified actuary.
Share-based payment transactions
The grant date fair value of options granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of stock options that vest.
Indian tax regulations require the Company to pay a Fringe Benefit Tax upon the exercise of employee stock options. The Fringe Benefit Tax is computed based on the fair market value of the underlying equity share on the date of vesting of an option as reduced by the amount actually paid by the employee for exercise of the options. The Company’s obligation to pay Fringe Benefit Tax arises only upon exercise of options but is recorded as compensation expense in the consolidated statement of operations over the vesting period.
Under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Option Plan-2007, each as amended to date, the Company will absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to October 22, 2007. In respect of new grants made by the Company subsequent to October 22, 2007, the Fringe Benefit Tax is recovered from employees upon the exercise of their stock options. The foregoing was implemented pursuant to amendments approved by the Compensation Committee at its meeting held in October 2007 and by the shareholders at the Annual General Meeting held on July 22, 2008. The amount recoverable from employees is recorded as a reimbursement asset in the same period in which the underlying Fringe Benefit Tax expense is recognized.
j. Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Restructuring
A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
j. Provisions (continued)
Onerous contracts
A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.
k. Revenue
Sale of goods
Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Revenue from the sale of goods includes excise duty and is measured at the fair value of the consideration received or receivable, net of returns, sales tax and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.
Revenue from domestic sales of generic products is recognized upon delivery of products to distributors by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.
Sales of generic products in India are made through clearing and forwarding agents to distributors. Significant risks and rewards in respect of ownership of generic products are transferred by the Company when the goods are delivered to distributors from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers (generally formulation manufacturers) from the factories of the Company. Significant risks and rewards in respect of ownership of active pharmaceuticals ingredients are transferred by the Company upon delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from the parent company or its consolidated subsidiaries.
The Company has entered into marketing arrangements with certain marketing partners for sale of goods in certain overseas territories. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed upon in the arrangement and is also entitled to a profit share which is over and above the agreed price, on the basis of the marketing partner’s ultimate net sale proceeds. Revenue in an amount equal to the agreed price is recognized on these transactions upon delivery of products to the marketing partners. An additional amount representing the profit share is recognized as revenue only when realization is certain.
Provisions for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provisions for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. Such provisions are presented as a reduction of trade receivable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
k. Revenue (continued)
The Company accounts for sales returns by recording a provision based on the Company’s estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the Company’s estimate of sales returns is determined primarily by its experience in these markets. In respect of established products, the Company determines an estimate of sales returns provision primarily based on its historical experience with such sales returns. Additionally, other factors that the Company considers in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. The Company considers all these factors and adjusts the sales return provision to reflect its actual experience. With respect to new products introduced by the Company, those have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or its competitors.
The Company has not yet introduced products in a new therapeutic category where the sales returns experience of such products is not known. The amount of sales returns for the Company’s newly launched products have not historically differed significantly from sales returns experience of the then current products marketed by the Company or its competitors (as the Company understands based on industry publications). Accordingly, the Company does not expect sales returns for new products to be significantly different from expected sales returns of current products. The Company evaluates sales returns of all its products at the end of each reporting period and records necessary adjustments, if any.
Services
Revenue from services rendered, which primarily relate to contract research, is recognized in profit or loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognized as revenue over the expected period over which the related services are expected to be performed.
Export entitlements
Export entitlements from government authorities are recognized in profit or loss when the right to receive credit as per the terms of the scheme is established in respect of the exports made by the Company, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.
l. Finance income and expense
Finance income consists of interest income on funds invested (including available-for-sale financial assets), dividend income and gains on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.
Finance expenses consist of interest expense on loans and borrowings and impairment losses recognized on financial assets. Borrowing costs are recognized in profit or loss using the effective interest method.
Foreign currency gains and losses are reported on a net basis. This includes changes in the fair value of foreign exchange derivative instruments, which are accounted at fair value through profit or loss.
m. Income tax
Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
m. Income tax (continued)
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising upon the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
n. Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes all stock options granted to employees.
o. New standards and interpretations not yet adopted
A number of new IFRS standards, and interpretations and amendments to IFRS standards and interpretations, are not yet effective for the year ending March 31, 2009, and have not been applied in preparing these consolidated financial statements:
•	Revised IAS 1, “Presentation of Financial Statements” (2007), introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which becomes mandatory for the Company’s March 31, 2010 consolidated financial statements, is expected to have a significant impact on the presentation of the consolidated financial statements. The Company plans to provide total comprehensive income in a single statement of comprehensive income in its March 31, 2010 consolidated financial statements.
•	Revised IAS 23, “Borrowing Costs”, removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Company’s March 31, 2010 consolidated financial statements. As the Company currently follows a policy of capitalizing borrowing costs, this new standard will not have any material impact on the Company’s consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
o. New standards and interpretations not yet adopted
•	Amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1 “Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation”, require puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for the Company’s March 31, 2010 consolidated financial statements, with retrospective application required, are not expected to have any material impact on the Company’s consolidated financial statements.

Revised IFRS 3, “Business Combinations” (2008), incorporates the following changes that are likely to be relevant to the Company’s operations:
o	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

o	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss.

o	Transaction costs, other than share and debt issue costs, will be expensed as incurred.

o	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss.

o	Any non-controlling (minority) interest will be measured either at fair value or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.
Revised IFRS 3, which becomes mandatory for the Company’s March 31, 2011 consolidated financial statements, will be applied prospectively for all business combinations on or after April 1, 2010.
•	Amendments to IAS 27, “Consolidated and Separate Financial Statements” (2008), require accounting for changes in ownership interests by the Company in a subsidiary, while maintaining control, to be recognized as an equity transaction. When the Company loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. The amendments to IAS 27, which become mandatory for the Company’s March 31, 2011 consolidated financial statements, are not expected to have a significant impact on the Company’s consolidated financial statements.
•	Amendments to IFRS 2, “Share-based Payment — Vesting Conditions and Cancellations”, clarify the definition of vesting conditions, introduce the concept of non-vesting conditions, require non-vesting conditions to be reflected in grant-date fair value and provide the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 will become mandatory for the Company’s March 31, 2010 consolidated financial statements, with retrospective application. The Company is currently in the process of evaluating the potential impact of the revised standard on the Company’s consolidated financial statements.
•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”, deal with two situations where diversity in practice exists on the designation of inflation as a hedged risk and the treatment of ‘one-sided’ risks on hedged items. These amendments are effective for accounting periods beginning on or after July 1, 2009 and will be applicable for the Company’s March 31, 2011 consolidated financial statements. The Company is currently in the process of evaluating the potential impact of the revised standard on the Company’s consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
o. New standards and interpretations not yet adopted
•	IFRIC Interpretation 18, “Transfers of Assets from Customers”, defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuations and other information needed to apply the information to past transfers were obtained at the time the transfer occurred. The Company intends to prospectively adopt this interpretation for all assets transferred after July 1, 2009. This interpretation is not expected to have a significant impact on the Company’s consolidated financial statements.
•	IFRS 8, “Operating Segments”, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as at March 31, 2009. IFRS 8 replaces IAS 14, “Segment Reporting”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any significant change in the Company’s segmental disclosures as compared to its disclosures under U.S. GAAP (which is considered the Company’s previous GAAP under IFRS), which were substantially similar. Goodwill has been allocated in accordance with the requirements of this standard.
4. Explanation of transition to IFRS reporting
As stated in Note 2(a), the Company’s consolidated financial statements for the year ended March 31, 2009 are the first annual consolidated financial statements prepared by the Company to comply with IFRS. The adoption of IFRS was carried out in accordance with IFRS 1, using April 1, 2007 as the transition date. The transition was carried out from U.S. GAAP, which was considered the Previous GAAP under IFRS. The effect of adopting IFRS has been summarized in the reconciliations provided below.
In preparing these consolidated financial statements, the Company has availed itself of certain exemptions and exceptions in accordance with IFRS 1.
a. Exemptions from retrospective application
The following are the exemptions which the Company has opted to apply/not to apply:
i.	Business combinations exemption: The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, “Business Combinations” to business combinations consummated prior to April 1, 2007 (the “Transition Date”), pursuant to which goodwill arising from a business combination has been stated at the carrying amount prior to the date of transition under Previous GAAP. The Company has also applied the exemption for past business combinations to acquisitions of investments in associates consummated prior to the Transition Date.
ii.	Fair value as deemed cost exemption: The Company has not elected to measure any item of property, plant and equipment at its fair value at the Transition Date; property, plant and equipment have been measured at cost in accordance with IFRS.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
4. Explanation of transition to IFRS reporting (continued)
a. Exemptions from retrospective application (continued)
iii.	Employee benefits exemption: The Company has elected to apply the exemption as provided in IFRS 1 and has recognized cumulative actuarial gains and losses as of the Transition Date as an adjustment to the opening retained earnings. The Company will apply the corridor approach in subsequent periods.
iv.	Cumulative translation differences exemption: The Company had accumulated the translation differences in a separate component of equity under Previous GAAP. Upon transition to IFRS, the treatment of recording translation differences in equity did not undergo any change and consequently the optional exemption of setting cumulative differences as zero and reclassifying the amount recognized in accordance with Previous GAAP as retained earnings as at the Transition Date was not required to be applied.
v.	Compound financial instruments: The Company did not have any compound financial instrument as of the Transition Date. Consequently, upon adoption of IFRS the optional exemption allowed of non-segregation of the liability component, if such component was no longer outstanding on the Transition Date, is not applicable to the Company.
vi.	Assets and liabilities of subsidiaries, associates and joint ventures exemption: All entities within the Company are transitioning to IFRS on the same date. Consequently, this exemption was not required to be applied.

vii.	Share-based payment transaction exemption: Under Previous GAAP, the Company had applied the fair value recognition and measurement principles similar to those prescribed under IFRS 2 for all options granted before the Transition Date. Consequently, this exemption was not required to be applied.

viii.	Fair value measurement of financial assets or liabilities at initial recognition: The Company has not applied the amendment offered by the revision of IAS 39, “Financial Instruments: Recognition and Measurement”, upon the initial recognition of the financial instruments measured at fair value through profit or loss where there is no active market.

ix.	Designation of financial assets and financial liabilities exemption: The Company did not have any financial assets or liabilities as of the Transition Date which were required to be designated, and which met the required criteria given in IFRS 1, as a financial asset or financial liability at fair value through profit or loss.
x.	Changes in decommissioning liabilities included in the cost of property, plant and equipment exemption: The Company does not have any material decommissioning, restoration or similar liabilities in the cost of property, plant and equipment. Consequently, this exception is not applicable to the Company.
xi.	Leases exemption: The Company does not have any arrangements containing a lease as defined under IFRIC 4, “Determining whether an arrangement contains a lease”. Consequently, this exemption is not applicable to the Company.

xii.	Financial asset or an intangible asset accounted for in accordance with IFRIC 12, Service Concession Arrangements exemption: The Company does not have any arrangements which would be classified as a service concession arrangement under IFRIC 12 “Service Concession Arrangements”. Consequently, this exemption is not applicable to the Company.

xiii.	Insurance contracts: The Company does not issue any insurance contracts. Consequently, this exemption is not applicable to the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
4. Explanation of transition to IFRS reporting (continued)
b. Exceptions from full retrospective application
i.	Derecognition of financial assets and liabilities exception: Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. No arrangements were identified that had to be assessed under this exception.
ii.	Hedge accounting exception: The Company has not identified any hedging relationships existing as of the Transition Date. Consequently, this exception, of not reflecting in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable to the Company.

iii.	Estimates exception: Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by Previous GAAP.

iv.	Assets classified as held for sale and discontinued operations: The Company did not have any assets classified as held for sale, and therefore this exception is not applicable.
c. Reconciliations
The accounting policies as stated above have been applied in preparing the consolidated financial statements for the year ended March 31, 2009, the comparative information for the year ended March 31, 2008 and the opening IFRS equity at April 1, 2007. In preparing its opening IFRS equity and the comparative financial information for the year ended March 31, 2008, the Company has adjusted amounts reported previously in its consolidated financial statements prepared in accordance with Previous GAAP.
An explanation of how the transition from Previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.
i. Reconciliation of equity

		As of
	Notes	April 1, 2007		March 31, 2008

Total equity under Previous GAAP		Rs.	41,578	Rs.	47,067
Impairment of intangibles	A		621		99
Amortization of intangibles	A		—		26
Employee benefits	B		(24)		54
Share based payment	D		—		(53)
Tax adjustments	E		454		170
Foreign currency differences on above adjustments and others			—		(13)

Equity under IFRS before reclassification of minority interest			42,629		47,350
Minority interest	F		10		—

Total equity under IFRS		Rs.	42,639	Rs.	47,350

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
4. Explanation of transition to IFRS reporting (continued)
c. Reconciliations (continued)
ii. Reconciliation of profit for the period

		For the year ended
	Notes	March 31, 2008

Profit under Previous GAAP		Rs.	4,678
Impairment of intangibles	A		(522)
Amortization of intangibles	A		26
Employee benefits	B		18
Hedge accounting	C		(25)
Share based payment	D		(53)
Tax adjustments	E		(257)
Minority interest	F		(10)
Foreign currency differences on above adjustments and others			(19)

Profit under IFRS		Rs.	3,836

iii. Notes to reconciliation
A. Impairment
Under Previous GAAP, impairment testing for an amortizable intangible asset is a two step process. First, it is tested for impairment by comparing the undiscounted future cash flow projections with the carrying value of the asset. If upon comparison, the carrying value exceeds the undiscounted cash flows then, under the second step, an impairment charge is recognized for the difference between the carrying amount of the asset and the fair value thereof computed using a discounted cash flow approach. Under IFRS, there is only a one step process, wherein impairment is tested and recognized if upon comparison, the carrying value of the asset or cash generating unit exceeds its recoverable amount being the greater of its value in use and fair value less costs to sell. The differential approach resulted in additional impairment being recorded in respect of certain intangible assets under IFRS.
Additionally, under Previous GAAP, the Company’s non-amortizable ‘beta’ brand intangible asset/trademark was tested for impairment at the asset level by comparing its carrying value and fair value computed using the “relief of royalty” method, which resulted in an impairment of such intangible asset under Previous GAAP. Whereas under IFRS, the impairment testing for this intangible asset was done at a higher cash generating unit level, as it did not generate identifiable cash inflows largely independent from other assets. Under IFRS, impairment testing at the higher cash generating unit level did not indicate any impairment. Accordingly, there was a reversal of impairment charge with respect to such non-amortizable intangible asset which was recorded under Previous GAAP.
The above differences in IFRS as compared to Previous GAAP have resulted in an increase in equity under IFRS by Rs.621 and Rs.99 as at April 1, 2007 and March 31, 2008, respectively, and a decrease in profit under IFRS by Rs.522 for the year ended March 31, 2008.
The consequential amortization impact of the above adjustments resulted in an increase in equity and profit by Rs.26 as of and for the year ended March 31, 2008 under IFRS.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
4. Explanation of transition to IFRS (continued)
c. Reconciliations (continued)
iii. Notes to reconciliation (continued)
B. Employee benefits
Under Previous GAAP, in respect of the Company’s defined benefit obligations, actuarial gains and losses were recognized in determination of net periodic cost using the corridor approach. Gains and losses that were not recognized as a component of net periodic cost were recognized in equity and subject to recycling in profit or loss when the amounts were outside the corridor. Upon adoption of IFRS, the Company has elected to recognize all cumulative actuarial gains and losses in respect of its defined benefit plans at April1, 2007 as an adjustment to opening retained earnings and has set the corridor to “zero”. Additionally, subsequent to adoption of IFRS as at April 1, 2007, the Company is no longer required to recognize the actuarial gains or losses as part of equity.
Under Previous GAAP, the Company had determined its benefit obligations with a discount rate based on high quality fixed income investments. Under IFRS, the Company has used a discount rate based on risk-free government bonds which is a lower discount rate than that used under Previous GAAP.
The above differences in IFRS as compared to Previous GAAP have resulted in a decrease in equity under IFRS by Rs.24 as at April 1, 2007 and an increase in equity by Rs.54 as at March 31, 2008. Consequently, it also resulted in an increase in profit under IFRS by Rs.18 for the year ended March 31, 2008.
C. Hedge accounting
Under Previous GAAP, for certain hedge relationships where the hedging instrument is an option, a terminal value approach to the assessment of effectiveness and measurement of ineffectiveness was adopted as permitted by Derivatives Implementation Group Issue G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge”. Under IFRS, in the absence of any specific guidance that permits entities to adopt a terminal value approach for such relationships, hedge effectiveness is measured on the basis of intrinsic value and time value changes are excluded from these qualifying hedge relationships. Accordingly, for certain hedging relationships which were accounted as a cash flow hedge under Previous GAAP, the requirements of hedge accounting are no longer met. Accordingly, the fair value changes of such options contracts have been recognized in the profit or loss under IFRS as compared to equity under Previous GAAP.
The above difference in IFRS as compared to Previous GAAP has resulted in a decrease in profit under IFRS by Rs.25 for the year ended March 31, 2008.
D. Share based payments
Indian tax regulations require the Company to pay a Fringe Benefit Tax upon the exercise of employee stock options. Under Previous GAAP, Fringe Benefit Tax was recorded as an expense upon the exercise of stock options by the employee. Under IFRS, such Fringe Benefit Tax expense is accrued over the vesting period of the stock options. In the event that the Company decides to recover the Fringe Benefit Tax from employees exercising such stock options, a corresponding reimbursement asset is recognized in the same period which offsets the above Fringe Benefit Tax expense.
The above difference has resulted in a decrease in equity and profit by Rs.53 as of and for the year ended March 31, 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
4. Explanation of transition to IFRS (continued)
c. Reconciliations (continued)
iii. Notes to reconciliation (continued)
E. Tax adjustments
Intra-group transactions are eliminated upon consolidation. Under Previous GAAP, income taxes paid by the seller entity on intra-group profits in respect of assets that remain within the consolidated group, including the tax effect of any reversing temporary differences in the seller’s tax jurisdiction, are deferred. The amount is recognized in other assets in the balance sheet until such time as the asset leaves the consolidated group, at which point the amount is reclassified to income tax expense. Under IFRS, in respect of such intra-group transactions, any related deferred tax effects are measured based upon the tax rate of the purchaser. Furthermore, the tax effects are not eliminated unless the transacting entities are subject to the same tax rate.
The above difference in IFRS as compared to Previous GAAP, together with the consequential tax impact of the other adjustments as discussed above, have resulted in an increase in equity by Rs.454 and Rs.170 as of April 1, 2007 and March 31, 2008, respectively, and a decrease in profit by Rs.257 for the year ended March 31, 2008.
F. Change in presentation of minority interest
Under IFRS, minority interest is reported as a separate item within equity. Previous GAAP requires minority interest to be presented separately from equity. Under IFRS, the minority’s share of net income is presented as an allocation of net income, whereas, under Previous GAAP, the minority’s share of net income is considered in determining net income.
The above differences in IFRS as compared to Previous GAAP has resulted in an increase in equity under IFRS by Rs.10 as of April 1, 2007 and a decrease in profit under IFRS by Rs.10 for the year ended March 31, 2008.
iv. Explanation of material adjustments to the March 31, 2008 cash flow statement
Unlike Previous GAAP, under IFRS bank overdrafts are disclosed as part of borrowings in the balance sheet and are reduced from cash and cash equivalents in preparation of the statement of cash flows, if they are repayable on demand and form an integral part of the Company’s cash management. There were such bank overdraft balances of Rs.526 as at April 1, 2007 and Rs.435 as at March 31, 2008 that were not considered as a reduction in cash and cash equivalents under Previous GAAP and therefore, the changes in such balances were classified as financing cash flows in the statement of cash flows. These amounts have now been reclassified under cash and cash equivalents for the purpose of preparation of cash flow statements under IFRS.
Restricted cash of Rs.606 as at April 1, 2007 and Rs.23 as at March 31, 2008 were not considered as cash and cash equivalents under Previous GAAP. Accordingly, changes in such balances were classified as investing cash flows under Previous GAAP. These have now been reclassified as cash and cash equivalents under IFRS.
In addition, under Previous GAAP, interest paid of Rs.1,043 and Rs.85 for the year ended March 31, 2008 was classified as operating and investing cash flows, respectively. Under IFRS, these amounts have been reclassified as financing cash flows. Furthermore, the interest received of Rs.731 for the year ended March 31, 2008 which was classified as operating cash flows under Previous GAAP has now been reclassified as investing cash flows under IFRS.
There were no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Previous GAAP.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
5. Determination of fair values
The Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
(i) Property, plant and equipment
The fair value of property, plant and equipment recognized as a result of a business combination is based on appraised market values and replacement cost determined by an external valuer.
(ii) Intangible assets
The fair value of trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, patents or trademarks being owned (“relief of royalty method”). The fair value of customer related, technology related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method after deduction of a fair return on other assets that are part of creating the related cash flows.
(iii) Inventories
The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.
(iv) Investments in equity and debt securities and units of mutual funds
The fair value of available-for-sale marketable equity securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.
In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors. Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.
(v) Derivatives
The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.
(vi) Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. The Company’s long term borrowings have floating rates of interest, and accordingly their fair value approximates carrying value.
(vii) Share-based payment transactions
The fair value of employee stock options is measured using the Black-Scholes Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Segment reporting
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by reportable segments. The Company’s reportable segments are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Global Generics; and
•	Proprietary Products.
During the current year ended March 31, 2009, the Company has transitioned into a new organization structure, which has resulted in changes in the composition of the Company’s reportable segments, including financial information reviewed by the CODM. Accordingly, the segment information for the current year ended March 31, 2009 and the previous year ended March 31, 2008 has been presented based on the new reportable segments as referenced above.
Pharmaceutical Services and Active Ingredients (“PSAI”): This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption, such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements. This segment has been formed by aggregating the Company’s former Active Pharmaceutical Ingredients and Intermediates segment and Custom Pharmaceutical Services segment.
Global Generics: This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment includes the Company’s former Formulations segment and Generics segment. Because certain additional information (revenue and gross profit) with respect to the Company’s Formulations and Generics businesses continues to be separately reviewed by the Company, the same has also been separately included in this segment’s disclosures.
Proprietary Products: This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s specialty pharmaceuticals business, which launched sales and marketing operations for in-licensed and co-developed dermatology products in the year ended March 31, 2009.
The CODM reviews revenue and gross profit as the performance indicator, and does not review the total assets and liabilities for each reportable segment.
The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of Company’s consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Segment reporting (continued)

Information about segments:	For the year ended March 31,
									Proprietary
	PSAI				Global Generics**				Products
Reportable segments	2009		2008		2009		2008		2009		2008

Segment revenue (1)	Rs.	18,758	Rs.	16,623	Rs.	49,790	Rs.	32,872	Rs.	294	Rs.	190
Gross profit	Rs.	5,595	Rs.	5,645	Rs.	30,448	Rs.	19,567	Rs.	196	Rs.	109
Selling, general and administrative expenses
Research and development expenses
Impairment loss on other intangible assets
Impairment loss on goodwill
Other expense/(income), net
Results from operating activities
Finance expense/(income), net
Share of profit of equity accounted investees, net of income tax
Profit/(loss) before income tax
Income tax (expense)/benefit
Profit/(loss) for the period

(1)	Segment revenue for the year ended March 31, 2009 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of Rs.2,371 (as compared to Rs.2,916 for the year ended March 31, 2008) and inter-segment revenues from Global Generics to PSAI which is accounted for at cost of Rs.18 (as compared to Rs.47 for the year ended March 31, 2008).

**	Global Generics consists of:

	Formulations				Generics				Global Generics
	For the year ended March 31,				For the year ended March 31,				For the year ended March 31,
Segments	2009		2008		2009		2008		2009		2008

Revenue	Rs.	18,075	Rs.	15,251	Rs.	31,715	Rs.	17,621	Rs.	49,790	Rs.	32,872
Gross profit		13,085		11,204		17,363		8,363		30,448		19,567

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Segment reporting (continued)
[Continued from above table, first column(s) repeated]

Information about segments:	For the year ended March 31,
	Others				Total
Reportable segments	2009		2008		2009		2008

Segment revenue (1)	Rs.	599	Rs.	321	Rs.	69,441	Rs.	50,006
Gross profit	Rs.	261	Rs.	87	Rs.	36,500	Rs.	25,408

Selling, general and administrative expenses						21,020		16,835
Research and development expenses						4,037		3,533
Impairment loss on other intangible assets						3,167		3,011
Impairment loss on goodwill						10,856		90
Other expense/(income), net						254		(402)

Results from operating activities						(2,834)		2,341
Finance expense/(income), net						1,186		(521)
Share of profit of equity accounted investees, net of income tax						24		2

Profit/(loss) before income tax						(3,996)		2,864
Income tax (expense)/benefit						(1,172)		972

Profit/(loss) for the period					Rs.	(5,168)	Rs.	3,836

(1)	Segment revenue for the year ended March 31, 2009 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of Rs.2,371 (as compared to Rs.2,916 for the year ended March 31, 2008) and inter-segment revenues from Global Generics to PSAI which is accounted for at cost of Rs.18 (as compared to Rs.47 for the year ended March 31, 2008).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Segment reporting (continued)
Analysis of assets by reportable segments

	For the year ended March 31,
	2009		2008

PSAI	Rs.	20,188	Rs.	17,029
Global Generics		54,090		50,928
Proprietary Products		1,018		703
Others		8,496		16,974

	Rs.	83,792	Rs.	85,634

Analysis of depreciation and amortization by reportable segments

	For the year ended March 31,
	2009		2008

PSAI	Rs.	1,138	Rs.	838
Global Generics		2,399		2,319
Proprietary Products		139		90
Others		138		115

	Rs.	3,814	Rs.	3,362

The above depreciation and amortization does not include the impairment loss on other intangible assets of Rs.3,167 and Rs.3,011 for the years ended March 31, 2009 and 2008, which relates to the Global Generics segment’s generics business, and impairment of goodwill of Rs.10,856 and Rs.90 for the years ended March 31, 2009 and 2008, which relates to the Company’s Global Generics segment’s generics business and its Proprietary Products segment, respectively.
Analysis of property, plant and equipment and other intangible assets acquired by reportable segments

	For the year ended March 31,
	2009		2008

PSAI	Rs.	3,465	Rs.	1,794
Global Generics		4,274		3,455
Proprietary Products		183		216
Others		143		1,295

	Rs.	8,065	Rs.	6,760

The Company’s investment in Reddy Kunshan joint venture, accounted under the equity method relates to its Global Generics segment’s formulations business.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Segment reporting (continued)
Analysis of revenue by geography
The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the year ended March 31,
	2009		2008

India	Rs.	11,460	Rs.	10,451
North America		24,012		11,374
Russia and other countries of the former Soviet Union		7,623		5,526
Europe		18,047		15,863
Others		8,299		6,792

	Rs.	69,441	Rs.	50,006

Analysis of assets by geography
The following table shows the distribution of the Company’s assets by geography, based on the location of assets:

	As of March 31,
	2009		2008

India	Rs.	36,638	Rs.	38,933
North America		16,165		7,628
Russia and other countries of the former Soviet Union		3,475		1,230
Europe		26,569		37,296
Others		945		547

	Rs.	83,792	Rs.	85,634

Analysis of property, plant and equipment and other intangible assets acquired by geography
The following table shows the distribution of the Company’s acquisitions of property, plant and equipment and other intangible assets by geography, based on the location of the property, plant and equipment and other intangible assets:

	For the year ended March 31,
	2009		2008

India	Rs.	4,740	Rs.	5,839
North America		1,503		315
Russia and other countries of the former Soviet Union		74		4
Europe		1,693		524
Others		55		78

	Rs.	8,065	Rs.	6,760

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
7. Business combination and other acquisitions
a. Acquisition of a unit of The Dow Chemical Company
On April 28, 2008, the Company, through its wholly owned subsidiary Dr. Reddy’s Laboratories (EU) Limited, acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration of Rs.1,302, (U.S.$32). The acquisition included customer contracts and relationships, associated active pharmaceutical ingredient products, process technology and know-how, technology licensing rights and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom. The Company also took over the existing work force as a part of the acquisition. The acquisition resulted in technology related synergies for the Company’s existing Pharmaceutical Services and Active Ingredients segment and gave the Company access to an experienced research and development team.
The Company has accounted for the acquisition under the purchase method in accordance with IFRS No. 3, “Business Combinations”. Accordingly, the financial results of this acquired business for the period from April 29, 2008 to March 31, 2009 have been included in the consolidated financial statements of the Company.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Recognized values on
Particulars	acquisition

Property, plant and equipment	Rs.	741
Intangible assets		801
Inventories		231
Non-current liabilities, net		(71)
Deferred tax liabilities, net		(250)

Net identifiable assets and liabilities	Rs.	1,452
Negative goodwill recognized in other expense/(income), net		(150)

Consideration paid in cash (1)	Rs.	1,302

(1)	Total consideration paid includes direct acquisition costs of Rs.13.
As the acquisition involved a combination of purchase of shares of a legal entity and certain identifiable assets, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
The estimated useful lives of intangibles acquired are as follows:

Customer-related intangible	4-11 years

Product-related intangibles	6-13 years
The negative goodwill on acquisition is attributable mainly to lower amounts paid towards intangible and other assets. The acquired business contributed revenues of Rs.1,021 and, including negative goodwill, profit of Rs.211 for the period from April 29, 2008 to March 31, 2009.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
7. Business combination and other acquisitions (continued)
b. Acquisition of BASF Corporation’s manufacturing facility in Shreveport, Louisiana, U.S.A and related pharmaceutical contract manufacturing business
On April 30, 2008, the Company acquired BASF Corporation’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, U.S.A. for a total cash consideration of Rs.1,639 (U.S.$40). The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the United States. This business includes customer contracts, related approved Abbreviated New Drug Applications (“ANDAs”) and approved New Drug Applications (“NDAs”), and trademarks, as well as the Shreveport manufacturing facility. The Company also took over the existing work force as a part of the acquisition. This acquisition relates to the Company’s Global Generics segment.
The Company has accounted for the acquisition under the purchase method in accordance with IFRS No. 3, “Business Combinations”. Accordingly, the financial results of this acquired business for the period from May 1, 2008 to March 31, 2009 have been included in the consolidated financial statements of the Company.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	Recognized values on
Particulars	acquisition

Property, plant and equipment	Rs.	755
Intangible assets		482
Inventories		249
Deferred tax asset		53

Net identifiable assets and liabilities	Rs.	1,539
Goodwill on acquisition		100

Consideration paid in cash(1)	Rs.	1,639

(1)	Total consideration paid includes direct acquisition costs of Rs.31.
As the acquisition involved purchase of a unit of an existing entity with certain identifiable assets and liabilities, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
The estimated useful lives of intangibles acquired are as follows:

Customer-related intangibles	4 – 9 years

Product-related intangibles	9-10 years
Goodwill amounts to Rs.100 and is attributable mainly to the acquired employee workforce and synergies to be achieved from expected cost savings from using the Shreveport manufacturing facility. The acquired business contributed revenues of Rs.1,684 and net loss of Rs.189 for the period from May 1, 2008 to March 31, 2009.
c. Acquisition of Jet Generici Srl
On April 30, 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, for a total cash consideration of Rs.148 (Euro 2.34). This acquisition resulted in the Company gaining an entry in the Italian market and access to Jet Generici’s customers, as well as the Company acquiring Jet Generici’s, product related intangibles, and employee workforce. The transaction was accounted as an acquisition of business under the purchase method in accordance with IFRS 3, whereby the Company assumed net liabilities of Rs.14 (primarily consisting of product supply related trade payables) which resulted in goodwill of Rs.162.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
7. Business Combination and other acquisitions (continued)
d. Pro-forma information
If the above acquisitions had taken effect at the beginning of the reporting period (i.e., April 1, 2008) the revenue, loss before tax and loss after tax of the Company on a pro-forma basis would have been as below:

Year ended March 31, 2009

Revenue	Rs. 69,586
Profit/(loss) before tax	(4,063)
Profit/(loss) after tax	(5,206)
e. Acquisition of the entire equity interest of Perlecan Pharma Private Limited
In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). Perlecan Pharma is engaged in the clinical development and out-licensing of New Chemical Entity (“NCE”) assets. Under the terms of the joint venture agreement, Citigroup Venture and ICICI Venture each committed to contribute Rs.1,004 (U.S.$23) and the Company committed to contribute Rs.340 (U.S.$8) towards equity in Perlecan Pharma. The arrangement was subject to certain closing conditions which were completed on March 27, 2006, resulting in an amendment of certain terms of the joint venture agreement.
As a result, as of March 31, 2006, the Company owned approximately 14.28% of the equity of Perlecan Pharma. In addition, Perlecan Pharma issued warrants to the Company to purchase 45 million equity shares of Perlecan Pharma, at an exercise price of Rs.1.00 per equity share, the exercise of which was contingent upon the success of certain research and development milestones to be achieved by Perlecan Pharma. If the warrants were fully exercised then the Company would have owned approximately 62.5% of the equity of Perlecan Pharma. Furthermore, three out of seven directors on the Board of Directors of Perlecan Pharma were designated by the Company. In addition, as per the terms of the joint venture agreement, the Company had the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arms length basis subject to the final decision by the board of directors of Perlecan Pharma. Considering these factors the Company has accounted for its investment in Perlecan Pharma in accordance with IAS 28, “Investments in Associates”.
As of March 31, 2006, the Company and the other two investors had invested Rs.101 (U.S.$2) and Rs.605 (U.S.$14), respectively in Perlecan Pharma. The Company was also committed to invest an additional amount of Rs.239 (U.S.$5) as its proportionate equity contribution in the future. As per the terms of the amended agreement, the Company was to be reimbursed by Perlecan Pharma for research and development costs of Rs.231 that were incurred by the Company prior to closing of the initial investment. The Company’s share in the loss of Perlecan Pharma for the period from March 28, 2006 through March 31, 2006 amounted to Rs.40. The reimbursement for research and development costs incurred by the Company prior to the closing was applied to reduce the carrying value of the equity investment in Perlecan Pharma as of March 31, 2006 to zero, with the remaining balance of Rs.170, recognized as ‘other liability’ as of March 31, 2006 (representing the Company’s commitment to make additional equity investments in Perlecan Pharma).
During the year ended March 31, 2007, the Company and the other two investors invested additional amounts of Rs.69 and Rs.413, respectively, in Perlecan Pharma. As a result, as of March 31, 2007, the Company’s ownership of Perlecan Pharma increased to approximately 14.31%. The Company’s share in the loss of Perlecan Pharma for the year ended March 31, 2007 amounted to Rs.63. As of March 31, 2007, the carrying value of the Company’s investment in Perlecan Pharma was Rs.3 and the other liability balance was Rs.170.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
7. Business Combination and other acquisitions (continued)
The Company’s share in the loss Perlecan Pharma for the year ended March 31, 2008 amounted to Rs.13. As of March 31, 2008, the carrying value of Company’s investment in Perlecan Pharma was Rs. zero, the other liability balance was Rs.180. The Company continued to reflect its share in losses of Perlecan Pharma taking into account its future funding commitments.
On July 30, 2008, the Company acquired the entire equity interest (85.69%) of Citigroup Venture and ICICI Venture in Perlecan Pharma for a total cash consideration of Rs.758. Consequently, Perlecan Pharma has become a consolidated subsidiary of the Company. The Company has evaluated the acquisition in accordance with IFRS 3 on Business Combinations and believes that the acquired set of assets does not qualify to be a business and therefore has accounted for this as an asset acquisition. Accordingly, the purchase price has been allocated to the following assets:

	Recognized values
Particulars	on acquisition

Current assets, net (includes Rs.386 of cash and cash equivalents)	Rs.	408
Intangible assets		82
Deferred tax asset		268

Total consideration paid	Rs.	758

As a result of this acquisition, “other liability” balance of Rs.180, has been recognized in the March 31, 2009 income statement as a credit to research and development expenses.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
8. Property, plant and equipment
The following is a summary of the change in carrying value of property, plant and equipment.

									Furniture,
									fixtures and
					Plant and		Computer		office
	Land		Buildings		equipment		equipment		equipment		Vehicles		Total

Gross carrying value/Cost
Balance as at April 1, 2007	Rs.	876	Rs.	3,064	Rs.	9,975	Rs.	679	Rs.	937	Rs.	383	Rs.	15,914
Additions		704		969		2,968		—		391		125		5,157
Disposals		(15)		(36)		(269)		—		(59)		(52)		(431)
Effect of changes in foreign exchange rates		(109)		150		14		210		(402)		(18)		(155)

Balance as at March 31, 2008		1,456		4,147		12,688		889		867		438		20,485

Balance as at April 1, 2008		1,456		4,147		12,688		889		867		438		20,485
Additions through business combination		84		425		949		—		38		—		1,496
Other additions		405		938		2,784		227		159		106		4,619
Disposals		(1)		(5)		(87)		(11)		(67)		(54)		(225)
Effect of changes in foreign exchange rates		(7)		76		125		10		(87)		(1)		116

Balance as at March 31, 2009		1,937		5,581		16,459		1,115		910		489		26,491

Depreciation
Balance as at April 1, 2007		—		501		4,786		310		531		169		6,297
Depreciation for the year		—		162		1,293		81		156		82		1,774
Disposals				(16)		(264)		—		(55)		(33)		(368)
Effect of changes in foreign exchange rates				(14)		(67)		(1)		105		(6)		17

Balance as at March 31, 2008		—		633		5,748		390		737		212		7,720

Balance as at April 1, 2008		—		633		5,748		390		737		212		7,720
Depreciation for the year		—		206		1,701		173		137		94		2,311
Disposals		—		(1)		(47)		(11)		(59)		(41)		(159)
Effect of changes in foreign exchange rates		—		1		(36)		9		41		1		16

Balance as at March 31, 2009		—		839		7,366		561		856		266		9,888

Net carrying value

As at April 1, 2007		876		2,563		5,189		369		406		214		9,617

As at March 31, 2008		1,456		3,514		6,940		499		130		226		12,765

Add: Capital-work-in progress														4,000

														16,765

As at March 31, 2009	Rs.	1,937	Rs.	4,742	Rs.	9,093	Rs.	554	Rs.	54	Rs.	223	Rs.	16,603

Add: Capital-work-in progress													Rs.	4,279

													Rs.	20,882

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
8. Property, plant and equipment (continued)
Capital commitments
As of March 31, 2009 and March 31, 2008, the Company was committed to spend approximately Rs.996 and Rs.1,552, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
Interest capitalization
During the years ended March 31, 2009 and 2008, the Company capitalized interest cost of Rs.103 and Rs.85, respectively. The rate for capitalization of interest cost was approximately 7%.
Assets acquired under finance leases
Property, plant and equipment includes Rs.308 and Rs.292 (including accumulated depreciation of Rs.46 and Rs.25) of assets acquired under finance leases as of March 31, 2009 and 2008, respectively.
9. Goodwill
Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.
The following table presents the changes in goodwill during the years ended March 31, 2009 and 2008:

	As of March 31,
	2009		2008

Opening balance (1)	Rs.	17,087	Rs.	15,767
Goodwill arising on business combinations		262		—
Effect of translation adjustments		897		1,320

Closing balance (1)	Rs.	18,246	Rs.	17,087

Less: Impairment loss (2)		(10,946)		(90)

	Rs.	7,300	Rs.	16,997

(1)	This does not include goodwill arising upon investment in associate of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.

(2)	The impairment loss of Rs.10,856 for the year ended March 31, 2009 relates to the Company’s German subsidiary, betapharm, which is part of the Global Generics segment (Refer to note 10 for details). The impairment loss of Rs.90 for the year ended March 31, 2008 relates to the Company’s Proprietary Products segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
10. Other intangible assets
The following is a summary of changes in carrying value of other intangible assets:

			Trademarks
	Trademarks		with		Product		Beneficial toll		Technology
	with finite		indefinite		related		manufacturing		related
	useful life		useful life		intangibles		contracts		intangibles

Gross carrying value/cost

Balance as at April 1, 2007	Rs.	2,598	Rs.	5,749	Rs.	14,078	Rs.	666	Rs.	—
Additions		—		—		352		—		—
Effect of changes in foreign exchange rates		(17)		766		447		64		—

Balance as at March 31, 2008		2,581		6,515		14,877		730		—

Balance as at April 1, 2008		2,581		6,515		14,877		730		—
Additions through business combinations		—		—		138		—		716
Other additions		—		—		145		—		—
Effect of changes in foreign exchange rates		(18)		411		811		46		(59)
Reclassifications		6,926		(6,926)		—		—		—

Balance as at March 31, 2009		9,489		—		15,971		776		657

Amortization/Impairment loss
Balance as at April 1, 2007		2,359		—		1,079		180		—
Amortization for the year		177		—		1,083		303		—
Impairment loss		—		—		3,011		—		—
Effect of changes in foreign exchange rates		(14)		—		(150)		—		—

Balance as at March 31, 2008		2,522		—		5,023		483		—

Balance as at April 1, 2008		2,522		—		5,023		483		—
Amortization for the year		34		—		993		279		79
Impairment loss		—		—		3,167		—		—
Effect of changes in foreign exchange rates		2		—		84		14		4

Balance as at March 31, 2009		2,558		—		9,267		776		83

Net carrying amount
As at April 1, 2007		239		5,749		12,999		486		—

As at March 31, 2008		59		6,515		9,854		247		—

As at March 31, 2009	Rs.	6,931	Rs.	—	Rs.	6,704	Rs.	—	Rs.	574

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
10. Other intangible assets (continued)
     [Continued from above table, first column(s) repeated]

	Customer
	related
	intangibles		Others		Total

Gross carrying value/cost
Balance as at April 1, 2007	Rs.	178	Rs.	150	Rs.	23,419
Additions		69		—		421
Effect of changes in foreign exchange rates		(11)		(4)		1,245

Balance as at March 31, 2008		236		146		25,085

Balance as at April 1, 2008		236		146		25,085
Additions through business combinations		409		49		1,312
Other additions		—		190		335
Effect of changes in foreign exchange rates		62		2		1,255
Reclassifications		—		—		—

Balance as at March 31, 2009		707		387		27,987

Amortization/Impairment loss
Balance as at April 1, 2007		153		137		3,908
Amortization for the year		17		8		1,588
Impairment loss		—		—		3,011
Effect of changes in foreign exchange rates		(9)		(5)		(178)

Balance as at March 31, 2008		161		140		8,329

Balance as at April 1, 2008		161		140		8,329
Amortization for the year		63		55		1,503
Impairment loss		—		—		3,167
Effect of changes in foreign exchange rates		3		2		109

Balance as at March 31, 2009		227		197		13,108

Net carrying amount
As at April 1, 2007		25		13		19,511

As at March 31, 2008		75		6		16,756

As at March 31, 2009	Rs.	480	Rs.	190	Rs.	14,879

The selling, general and administrative expenses included Rs.1,503 and Rs.1,588 of amortization of other intangible assets for the years ended March 31, 2009 and 2008, respectively. The weighted average remaining useful life of other intangibles was approximately 11.34 years as at March 31, 2009.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
10. Other intangible assets (continued)
Impairment losses recorded during the year ended March 31, 2009
During the year ended March 31, 2009, there were significant changes in the generics market related to the Company’s German subsidiary, betapharm. These changes included a decrease in the reference prices of its products, increased quantity of discount contracts being negotiated with State Healthcare Insurance Funds (“SHIs”), and announcement of a large sale tender from AOK (the largest German SHI). Due to such adverse market developments, as at March 31, 2009, the Company tested the carrying value of its product related intangibles, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.
The recoverable value of the above product-related intangibles was determined as the higher of its value in use and its fair value less costs to sell. This resulted in the fair value less costs to sell being the recoverable value of such intangibles. The impairment testing indicated that the carrying values of certain product-related intangibles were higher than their recoverable value, resulting in the Company recording an impairment loss on certain product related intangibles amounting to Rs.3,167 during the year ended March 31, 2009.
As at March 31, 2009, the Company also performed its annual impairment analysis related to the betapharm cash-generating unit, comprised of the above product related intangibles, the indefinite life trademark/brand -‘beta’ and acquired goodwill. The recoverable value of the betapharm cash-generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash-generating unit was higher than its recoverable value, resulting in the Company recording an impairment loss of goodwill amounting to Rs.10,856 during the year ended March 31, 2009.
The above impairment losses relate to the Company’s Global Generics segment.
The Company used the discounted cash flow approach to calculate the fair value less costs to sell for both the product-related intangible assets and the betapharm cash-generating unit, with the assistance of independent valuers. The key assumptions considered in the fair value less costs to sell calculation are as follows:
•	Revenue projections are based on the approved budgets for the fiscal year ending March 31, 2010, and take into account the expected long-term growth rate in the German generics industry. Accordingly, based on industry reports and other information, the Company has considered a constant 1% decline in revenue on a year-on-year basis for existing products and 3% growth for launch of new products.

•	The net cash flows have been discounted based on a post-tax discounting tax rate ranging from 7.28% to 9.18%.
Change in estimated useful life of indefinite life trademark/brand -‘beta’
Due to the above adverse market developments and consequential impairment losses recorded by the Company in its betapharm cash-generating unit, the Company has reviewed the useful life of its indefinite life intangible asset trademark/brand -‘beta’. The carrying amount of this intangible was Rs.6,926 as at March 31, 2009.
The Company believes that, as a result of the above referenced significant decline in reference prices, increase in discount contracts with SHIs and announcement of a large sale tender from AOK, the German market is moving towards non-branded price competition, and therefore diminishing the importance of the Company’s trademark/ brand ‘beta’. Accordingly, as at March 31, 2009, the Company has re-assessed its trademark/brand ‘beta’ to be a finite life intangible asset, and has determined its useful life to be 12 years. This change will consequently increase the future amortization expense of the Company by approximately Rs.577 (Euro 9 ) for the next 12 years.
As at March 31, 2009, the carrying amount of the betapharm cash-generating unit consisted of goodwill and intangibles amounting to Rs.5,094 and Rs.13,235, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
10. Other intangible assets (continued)
Impairment losses recorded during the year ended March 31, 2008
Impairment losses recorded during the year ended March 31, 2008 also primarily related to betapharm’s product related intangibles amounting to Rs.3,011. This impairment resulted from adverse market developments such as decreases in market prices and an increasing trend in certain new type of rebates being negotiated with SHIs, and further affected by supply constraints. The recoverable amount was determined under the fair value less cost to sell approach using the discounted cash flows methodology.
11. Investment in equity accounted investees
The Company’s share of profit in equity accounted investees for the years ended March 31, 2009 and 2008 was Rs.24 and Rs.2 respectively.
Reddy Kunshan (Joint venture)
Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of active pharmaceuticals ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2009 and March 31, 2008. Three directors of the Company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted under the equity method of accounting.
Summary financial information of Reddy Kunshan, not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the year ended March 31,
	2009		2008

Ownership		51.3%		51.3%

Total current assets	Rs.	217	Rs.	184
Total non-current assets		427		324

Total assets	Rs.	644	Rs.	508

Equity	Rs.	510	Rs.	462

Total current liabilities		133		45
Total non-current liabilities		1		1

Total liabilities	Rs.	134	Rs.	46

Revenues	Rs.	611	Rs.	878
Expenses		563		849

Profit for the year	Rs.	48	Rs.	29

The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2009 and March 31, 2008 was Rs.25 and Rs.15, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2009 and March 31, 2008 was Rs.262 and Rs.237, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
11. Investment in equity accounted investees (continued)
Perlecan Pharma (Equity accounted investee through July 30, 2008)
As described in note 7(e), the Company acquired the entire equity interest in Perlecan Pharma in July 2008, and as a result it became a wholly-owned subsidiary of the Company.
Summary financial information of Perlecan Pharma, not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the year
	ended March 31, 2008

Ownership		14.31%
Total assets	Rs.	425
Equity		398
Total liabilities		27
Income		41
Expenses		(136)

Loss for the year	Rs.	(95)

The Company’s share of losses in Perlecan Pharma for the period from April 1, 2008 to July 30, 2008 and for the year ended March 31, 2008 was Rs.1 and Rs.13, respectively.
12. Other investments
Other investments consists of investments in units of mutual funds, debt securities and equity securities that are classified as available for sale assets. The details of such investments as of March 31, 2009 were as follows:

			Gain/(loss)
			recognized
	Cost		directly in equity		Fair value

Investments in units of mutual funds	Rs.	517	Rs.	—	Rs.	517
Investment in equity securities		3		10		13

	Rs.	520	Rs.	10	Rs.	530

The details of such investments as of March 31, 2008 were as follows:

			Gain/(loss)
			recognized
	Cost		directly in equity		Fair value

Investments in units of mutual funds	Rs.	3,508	Rs.	8	Rs.	3,516
Investment in debt securities		1,250		(32)		1,218
Investment in equity securities		3		16		19

	Rs.	4,761	Rs.	(8)	Rs.	4,753

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
13. Inventories
Inventories consist of the following:

	As of March 31,
	2009		2008

Raw materials	Rs.	3,518	Rs.	3,226
Packing materials, stores and spares		876		773
Work-in-progress		2,976		2,346
Finished goods		5,856		4,788

Total inventories	Rs.	13,226	Rs.	11,133

During the years ended March 31, 2009 and March 31, 2008, the Company recorded inventory write-down of Rs.833 and Rs.328, respectively. These adjustments were included in cost of revenues. Cost of revenues for March 31, 2009 and 2008 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to Rs.23,760 and Rs.17,655, respectively. The above table includes inventories amounting to Rs.505 and Rs.553 which are carried at fair value less cost to sell as at March 31, 2009 and 2008, respectively.
During the year ended March 31, 2008, the Company’s subsidiary-betapharm recorded a loss on firm purchase commitment on certain finished products under its long-term supply contract with a vendor amounting to Rs.268, which is included in cost of revenues.
14. Trade receivables

	As of March 31,
	2009		2008

Trade receivables due from related parties	Rs.	43	Rs.	26
Other trade receivables		14,891		7,258

	Rs.	14,934	Rs.	7,284
Less: Allowance for bad debt of trade receivables		(342)		(461)

Trade receivables, net	Rs.	14,592	Rs.	6,823

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable, historical experience of collections from customers and the current economic environment. The activity in the allowance for impairment of trade account receivables is given below:

	Year ended March 31,
	2009		2008

Balance at the beginning of the year	Rs.	461	Rs.	293
Provision for bad debt		148		227
Trade receivables written off and charged to allowance		(267)		(59)

Balance at the end of the year	Rs.	342	Rs.	461

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
15. Other assets
Other assets consist of the following:

	As of March 31,
	2009		2008

Current
Prepaid expenses	Rs.	243	Rs.	175
Advance payments to vendors		368		500
Balances and receivables from statutory authorities (1)		2,207		1,440
Due from related parties		5		5
Deposits		144		134
Advance to employees		39		55
Export benefits receivable (2)		685		464
Others		1,317		908

		5,008		3,681

Non-current
Deposits		117		75
Others		83		8

		200		83

	Rs.	5,208	Rs.	3,764

(1)	Balances and receivables from statutory authorities primarily consists of amounts deposited with the excise authorities of India and the unutilized excise input credits on purchases. These are regularly utilized to offset the Indian excise liability on goods produced by the Company. Accordingly, these balances have been classified as current assets.

(2)	Refer to note 3.k. for details regarding export entitlements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
16. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	As of March 31,
	2009		2008

Cash balances	Rs.	30	Rs.	21
Current and time deposit balances with banks		5,566		7,400

Cash and cash equivalents on the balance sheet		5,596		7,421
Bank overdrafts used for cash management purposes		(218)		(435)

Cash and cash equivalents in the cash flow statement	Rs.	5,378	Rs.	6,986

Balances with banks amounting to Rs.16 and Rs.23 as of March 31, 2009 and 2008 included above represent amounts pledged with statutory and other authorities as margin money, and are therefore restricted.
17. Equity

	Year ended March 31,
	2009		2008

Par value per share	Rs.	5	Rs.	5
Authorised share capital		1,000		1,000
Fully paid up capital
As at April 1		841		840
Add: Shares issued on exercise of stock options		1		1

As at March 31	Rs.	842	Rs.	841

The Company presently has only one class of equity shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.
Indian law mandates that any dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income (as computed in accordance with then-current regulations) to a general reserve. Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.
In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.
Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends including dividend tax thereon) of Rs.738 and Rs.737 during the years ended March 31, 2009 and March 31, 2008, respectively. The dividend per share was Rs.3.75 and Rs.3.75 during the years ended March 31, 2009 and March 31, 2008, respectively.
In the Company’s Board of Directors’ meeting held on May 18, 2009, the Board proposed a dividend in the aggregate amount of Rs.1,231, including dividend tax on the distribution of such dividends amounting to Rs.178 (the dividend per share amounting to Rs. 6.25), all of which is subject to the approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
18. Earnings/(loss) per share
Basic earnings/(loss) per share
The calculation of basic earnings per share for the years ended March 31, 2009 and 2008 was based on the (loss)/profit attributable to equity shareholders of Rs.(5,168) and Rs.3,836, respectively and the weighted average number of equity shares outstanding, calculated as follows:
Basic earnings/(loss) per share

	Year ended March 31,
	2009	2008

Issued equity shares as of April 1	168,172,746	167,912,180
Effect of shares issued on exercise of stock options	176,393	163,660
Weighted average number of equity shares as of March 31	168,349,139	168,075,840
Diluted earnings/(loss) per share
The calculation of diluted earnings per share for the years ended March 31, 2009 and 2008 was based on the (loss) profit attributable to equity shareholders of Rs.(5,168) and Rs.3,836, respectively and the weighted average number of equity shares outstanding, calculated as follows:

	Year ended March 31,
	2009	2008

Weighted average number of equity shares (Basic)	168,349,139	168,075,840
Effect of outstanding stock options	—	614,934
Weighted average number of equity shares (Diluted)	168,349,139	168,690,774
As the Company incurred a net loss for the year ended March 31, 2009, 722,656 ordinary shares arising out of potential exercise of outstanding stock options were not included in the computation of diluted loss per share, as their effect was anti-dilutive.
19. Loans and borrowing
Short term loans and borrowings
The Company has lines of credit of Rs.16,603 and Rs.17,659 as of March 31, 2009 and March 31, 2008, respectively, from its bankers for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
The interest rate profile of short term borrowings from banks is given below:

	As at March 31,
	2009	2008

Rupee borrowings	7.52%	9.0%
Foreign currency borrowings	LIBOR+ 100 - 225bps	LIBOR+ 50-100 bps

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Loans and borrowing (continued)
Long term loans and borrowings
Long term loans and borrowings consist of the following:

	As at March 31,
	2009		2008

Rupee term loan	Rs.	7	Rs.	13
Foreign currency loan		13,326		14,184
Obligations under finance leases		300		292

		13,633		14,489

Less: Current portion
Rupee term loan		6		6
Foreign currency loan		3,477		1,773
Obligations under finance leases		18		12

		3,501		1,791

Non-current portion
Rupee term loan		1		7
Foreign currency loan		9,849		12,411
Obligations under finance leases		282		280

	Rs.	10,132	Rs.	12,698

Rupee term loan represents a loan from the Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Company’s solar grid interactive power plant located in Bachupally, Hyderabad.
Foreign currency loan represents a Rs.21,602 (Euro 400) loan originally received from Citibank, N.A., Hong Kong in March 2006 to fund the acquisition of betapharm. During the year ended March 31, 2007, such loan was syndicated into a non-recourse loan of Rs.5,787 (Euro 100) borrowed by Reddy Holding GmbH and a recourse loan of Rs.15,482 (Euro 258 and U.S.$13) borrowed by Lacock Holding Limited, which was guaranteed by DRL and certain of its wholly owned subsidiaries. As part of the syndication process, an amount of Rs.1,882 (Euro 32) was repaid to Citibank N.A. The maturity period of these loans ranged from December 2007 till December 2011. The Company incurred an amount of Rs.429 as debt issuance costs, which is being amortized over the debt period. As of March 31, 2009, the above referenced non-recourse loan was repaid and the above referenced recourse loan was outstanding in the amount of Rs.13,326.
The Company is required to comply with certain financial covenants under the recourse loan, which includes limits on capital expenditures and maintenance of financial ratios (computed based on the Company’s Indian GAAP financial statements) as defined in the loan agreement. Such financial ratio requirements include: (a) Consolidated Net Debt to Consolidated Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) not to exceed 3.5:1, and (b) Consolidated EBITDA to Consolidated Interest Expenses shall not be less than 3.75:1. As of March 31, 2009 the Company was in compliance with such financial covenants.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Loans and borrowing (continued)
The interest rate profile of long-term loans and borrowings is given below:

	March 31,
	2009	2008
Rupee borrowings	2.00%	2.00%
Foreign currency borrowings	EURIBOR + 70 bps and LIBOR+70 bps	EURIBOR + 70 bps-200 bps and LIBOR+70 bps
The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2009 were as follows:

			Foreign		Obligation
Maturing in the year ending	Rupee term		currency		under finance
March 31,	loan		loan		lease		Total

2010	Rs.	6	Rs.	3,477	Rs.	18	Rs.	3,501
2011		1		4,118		16		4,135
2012		—		5,731		9		5,740
2013		—		—		9		9
2014		—		—		10		10
Thereafter		—		—		238		238

	Rs.	7	Rs.	13,326	Rs.	300	Rs.	13,633

The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2008 were as follows:

			Foreign		Obligation
Maturing in the year ending	Rupee term		currency		under finance
March 31,	loan		loan		lease		Total

2009	Rs.	6	Rs.	1,773	Rs.	12	Rs.	1,791
2010		6		3,249		16		3,271
2011		1		3,848		14		3,863
2012		—		5,314		8		5,322
2013		—		—		9		9
Thereafter		—		—		233		233

	Rs.	13	Rs.	14,184	Rs.	292	Rs.	14,489

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Loans and borrowing (continued)
Obligations under finance leases
The Company has leased buildings and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2009 were as follows:

	Present value of				Future
	minimum lease				minimum lease
Particulars	payments		Interest		payments

Not later than one year	Rs.	18	Rs.	7	Rs.	25
Between one and five years		44		1		45
More than five years		238		1		239

	Rs.	300	Rs.	9	Rs.	309

Future minimum lease payments under finance leases as at March 31, 2008 were as follows:

	Present value of				Future
	minimum lease				minimum lease
Particulars	payments		Interest		payments

Not later than one year	Rs.	12	Rs.	9	Rs.	21
Between one and five years		47		6		53
More than five years		233		1		234

	Rs.	292	Rs.	16	Rs.	308

20. Employee benefits
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of Indian government-owned corporations.
The components of gratuity cost recognized in the income statement for the years ended March 31, 2009 and March 31, 2008 consists of the following:

	Year ended March 31,
	2009		2008

Service cost	Rs.	43	Rs.	35
Interest cost		27		22
Expected return on plan assets		(22)		(17)

Gratuity cost recognized in income statement	Rs.	48	Rs.	40

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee benefits (continued)
Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2009		2008

Present value of unfunded obligations	Rs.	6	Rs.	3
Present value of funded obligations		398		319

Total present value of obligations		404		322
Fair value of plan assets		(334)		(289)

Present value of net obligations		70		33
Unrecognized actuarial gains and (losses)		(75)		(22)

Recognized (asset )/liability	Rs.	(5)	Rs.	11

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2009		2008

Defined benefit obligations at the beginning of the year	Rs.	322	Rs.	260
Service cost		43		35
Interest cost		27		22
Actuarial (gain)/loss		45		37
Benefits paid		(33)		(32)

Defined benefit obligation at the end of the year	Rs.	404	Rs.	322

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2009		2008

Fair value of plan assets at the beginning of the year	Rs.	289	Rs.	236
Expected return on plan assets		22		17
Employer contributions		64		53
Benefits paid		(33)		(32)
Actuarial gain/(loss)		(8)		15

Plan assets at the end of the year	Rs.	334	Rs.	289

Experience adjustments

	Year ended March 31,
	2009		2008

Defined benefit obligation	Rs.	404	Rs.	322
Plan assets		334		289

Surplus/(deficit)		(70)		(33)
Experience adjustments on plan liabilities		18		36
Experience adjustments on plan assets		(7)		15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee benefits (continued)
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:
The assumptions used to determine benefit obligations:

	Year ended March 31,
	2009	2008

Discount rate	7.15%	7.80%
Rate of compensation increase	8% per annum for first 3 years and 6% per annum thereafter	8% to 10% per annum for first 4 years and 6% per annum thereafter
Expected long-term return on plan assets	7.50%	7.50%
The assumptions used to determine gratuity cost:

	Year ended March 31,
	2009	2008

Discount rate	7.80%	7.50%
Rate of compensation increase	8% to 10% per annum for first 4 years and 6% per annum thereafter	8% to 10% per annum for first 4 years and 6% per annum thereafter
Expected long-term return on plan assets	7.50%	7.50%
Contributions: The Company expects to contribute Rs.70 to its gratuity fund during the year ending March 31, 2010.
Plan assets: The Gratuity Plan’s weighted-average asset allocation at March 31, 2009 and March 31, 2008, by asset category was as follows:

	As of March 31,
	2009	2008

Debt securities	4%	7%
Funds managed by insurers	95%	92%
Others	1%	1%
Pension plan
All employees of the Company’s Mexican subsidiary, Industrias Quimicas Falcon de Mexico (“Falcon”), are entitled to a pension plan in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based upon a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee benefits (continued)
Pension plan (continued)
The components of net pension cost recognized in the income statement for the years ended March 31, 2009 and March 31, 2008 consists of the following:

	Year ended March 31,
	2009		2008

Service cost	Rs.	12	Rs.	13
Interest cost		18		17
Expected return on plan assets		(15)		(18)
Actuarial (gain)/loss		5		—

Pension cost recognized in income statement	Rs.	20	Rs.	12

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2009		2008

Present value of unfunded obligations	Rs.	25	Rs.	50
Present value of funded obligations		219		203

Total present value of obligations		244		253
Fair value of plan assets		(176)		(213)

Present value of net obligations		68		40
Unrecognized actuarial losses		(102)		(61)

Recognized asset	Rs.	(34)	Rs.	(21)

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2009		2008

Defined benefit obligations at the beginning of the year	Rs.	253	Rs.	258
Service cost		12		13
Interest cost		18		17
Actuarial (gain)/loss		—		43
Benefits paid		(39)		(78)

Defined benefit obligation at the end of the year	Rs.	244	Rs.	253

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee benefits (continued)
Pension plan (continued)
Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2009		2008

Fair value of plan assets at the beginning of the year	Rs.	213	Rs.	261
Expected return on plan assets		15		18
Employer contributions		33		30
Benefits paid		(39)		(78)
Actuarial gain/(loss)		(46)		(18)

Plan assets at the end of the year	Rs.	176	Rs.	213

Experience adjustments

	Year ended March 31,
	2009		2008

Defined benefit obligation	Rs.	244	Rs.	253
Plan assets		176		213

Surplus/(deficit)		(68)		(40)
Experience adjustments on plan liabilities		80		40
Experience adjustments on plan assets		(46)		(21)
Contributions: The Company expects to contribute Rs.30 to the Falcon pension fund during the year ending March 31, 2010.
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are as follows:
Assumptions used to determine pension benefit obligations:

	Year ended March 31,
	2009	2008

Discount rate	9.5%	7.5%
Rate of compensation increase	4.5%	4.5%
Expected long-term return on plan assets	10.5%	6.25%

Assumptions used to determine pension cost:

	Year ended March 31,
	2009	2008

Discount rate	7.5%	7.5%
Rate of compensation increase	4.5%	4.5%
Expected long-term return on plan assets	10.5%	7.5%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee benefits (continued)
Pension plan (continued)
Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2009 and March 31, 2008, by asset category is as follows:

	As of March 31,
	2009	2008

Equity	47%	47%
Others	53%	53%
Superannuation benefits
Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.44 and Rs.40 to the superannuation plan during the years ended March 31, 2009 and 2008, respectively.
Provident fund benefits
In addition to the above benefits, all employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.160 and Rs.145 to the provident fund plan during the years ended March 31, 2009 and March 31, 2008, respectively.
Other contribution plans
In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.54 and Rs.44 to the 401(k) retirement savings plan during the years ended March 31, 2009 and March 31, 2008, respectively.
In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The Company sponsors a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.51 and Rs.10 to the National Insurance during the years ended March 31, 2009 and March 31, 2008, respectively.
Employee benefit expenses incurred during the years ended March 31, 2009 and March 31, 2008 amounted to Rs.9,806 and Rs.7,578, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
21. Employee stock incentive plans
Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”):
The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e. Rs.5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e. Rs.5 per option).
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
After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of
	Options granted	Options granted
Particulars	Under category A	Under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Dr. Reddy’s Employees Stock Option Plan -2002 (continued)
The Compensation Committee at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of such resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options. An amendment to the DRL 2002 Plan reflecting the Compensation Committee’s proposal was approved by the shareholders at the Annual General Meeting held on July 22, 2008.
Stock options activity under the DRL 2002 Plan for the two categories of options is as follows:
Category A — Fair Market Value Options

	Year ended March 31, 2009
					Weighted-average
				Weighted-	remaining
	Shares arising			average	contractual life
	out of options	Range of exercise prices		exercise price	(months)
Outstanding at the beginning of the period	158,780	Rs.	362.50 - 531.51	421.79	44
Granted during the year	20,000		448	448	97
Expired/forfeited during the period	(34,500)		441.5-442.5	441.92	—
Exercised during the period	(7,870)		441.5-531.5	474.32	—

Outstanding at the end of the period	136,410	Rs.	362.50 - 531.51	417.51	42

Exercisable at the end of the period	103,910	Rs.	362.50 - 531.51	418.26	30

Category B — Par Value Options

	Year ended March 31, 2009
						Weighted- average
	Shares			Weighted-		remaining
	arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	773,788	Rs.	5	Rs.	5	74
Granted during the period	355,820		5		5	91
Expired/forfeited during the period	(135,387)		5		5	—
Exercised during the period	(215,735)		5		5	—

Outstanding at the end of the period	778,486		5		5	72

Exercisable at the end of the period	100,209	Rs.	5	Rs.	5	46

Category A — Fair Market Value Options

	Year ended March 31, 2008
						Weighted- average
	Shares			Weighted-		remaining
	arising out of	Range of exercise		average		contractual life
	options	prices		exercise price		(months)
Outstanding at the beginning of the period	191,580	Rs.	362.50 - 531.51	Rs.	427.9	54
Expired/forfeited during the period	(2,100)		442.5		442.5	—
Exercised during the period	(30,700)		441.5-531.51		458.32	—

Outstanding at the end of the period	158,780		362.50 - 531.51		421.79	44

Exercisable at the end of the period	119,830		362.50 - 531.51		433.05	36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Dr. Reddy’s Employees Stock Option Plan -2002 (continued)
Category B — Par Value Options

	Year ended March 31, 2008
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	889,252	Rs.	5	Rs.	5	77
Granted during the period	386,060		5		5	91
Forfeited during the period	(133,240)		5		5	—
Surrendered by employees during the period	(138,418)		5		5	—
Exercised during the period	(229,866)		5		5	—

Outstanding at the end of the period	773,788		5		5	74

Exercisable at the end of the period	72,364		5		5	50

The weighted average grant date fair value of fair market value options granted under category A above of the DRL 2002 Plan during the year ended March 31, 2009 was Rs.163.71. The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2009 and 2008 was Rs.531.40 and Rs.549.57, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2009 and 2008 was Rs.129.6 and Rs.151, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2009 and 2008 was Rs.601.12 and Rs.639.61, respectively. As of March 31, 2009, options outstanding and exercisable under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.388 and Rs.56, respectively.
Dr. Reddy’s Employees ADR Stock Option Plan- 2007 (the “DRL 2007 Plan”):
The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2007 Plan provides for option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e. Rs.5 per option).
The Compensation Committee at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of its resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options. An amendment to the DRL 2007 Plan reflecting the Compensation Committee’s proposal was approved by the shareholders at the Annual General Meeting held on July 22, 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Dr. Reddy’s Employees ADR Stock Option Plan- 2007 (continued)
Category B — Par Value Options

	Year ended March 31, 2009
						Weighted-average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	182,778	Rs.	5	Rs.	5	73
Granted during the period	74,400		5		5	89
Expired/forfeited during the period	(28,175)		5		5	—
Exercised during the period	(72,426)		5		5	—

Outstanding at the end of the period	156,577		5		5	71

Exercisable at the end of the period	24012	Rs.	5	Rs.	5	52

Category B — Par Value Options

	Year ended March 31, 2008
						Weighted-average
	Shares			Weighted-		remaining
	arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Granted during the period	206,818		5		5	84
Expired/forfeited during the period	(24,040)		5		5	—

Outstanding at the end of the period	182,778	Rs.	5	Rs.	5	73

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2009 and 2008 was Rs.477.42 and Rs.550.95, respectively. The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the year ended March 31, 2009 was Rs.39.6. The weighted average share price on the date of exercise of options during the year ended March 31, 2009 was Rs.552.13. As of March 31, 2009, options outstanding and exercisable under the DRL 2007 Plan had an aggregate intrinsic value of Rs.76 and Rs.12, respectively.
The fair value of stock options granted under the DRL 2002 Plan and DRL 2007 Plan has been measured using the Black Scholes Merton model at the date of the grant.
The Black-Scholes Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted under category B, the expected term of an option (or “option life”) is estimated based on the vesting term, contractual term, as well as expected exercise behavior of the employees receiving the option. In respect of fair market value options granted under category A, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Dr. Reddy’s Employees ADR Stock Option Plan- 2007 (continued)
The weighted average grant date fair value of all the options granted under the DRL 2002 plan (both category – A and B) was Rs.506.17 and Rs.576.68 for the years ended March 31, 2009 and 2008, respectively.
The weighted average inputs used in computing the fair value of such grants were as follows:

	Year ended		Year ended
	March 31, 2009		March 31, 2008

Expected volatility		29.52%		30.39%
Exercise price	Rs.	24.68	Rs.	5.00
Option life	2.57 years		2.25 years
Risk-free interest rate		7.80%		8.03%
Expected dividends		0.6%		0.75%
Grant date share price	Rs.	632.26	Rs.	667.52

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.

	Year ended March 31, 2009
						Weighted-average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	2,961,116	Rs.	10-14.99	Rs.	13.16	45
Expired/forfeited during the period	(44,853)		10-14.99		11.33	—

Outstanding at the end of the period	2,916,263		10-14.99		13.99	33

Exercisable at the end of the period	1,899,941	Rs.	10-14.99	Rs.	13.85	26

	Year ended March 31, 2008
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	1,183,583	Rs.	10	Rs.	10	62
Granted during the period	1,877,369		14.99		14.99	42
Expired/forfeited during the period	(99,836)		10		10	—

Outstanding at the end of the period	2,961,116		10-14.99		13.16	45

Exercisable at the end of the period	1,260,815	Rs.	10-14.99	Rs.	14.75	33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
21. Employee stock incentive plans (continued)
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (continued)
The weighted average grant date fair value of options granted during the year ended March 31, 2008 was Rs.18.35.
The fair value of stock options granted under the Aurigene ESOP Plan has been measured using the Black-Scholes Merton model at the date of the grant, except that the Binomial valuation model was used to measure certain options granted under the Aurigene ESOP Plan during the year ended March 31, 2008. The inputs used in computing the fair value of such grants are as follows:

	Year ended
	March 31, 2008

Expected volatility		57.38%
Exercise price	Rs.	10.00
Option life	0.67 years
Risk-free interest rate		7.43%
Grant date share price	Rs.	29.03
As of March 31, 2009, options outstanding and exercisable under this Plan had an aggregate intrinsic value of Rs.48 and Rs.30, respectively.
Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan (the “Aurigene Management Plan”).
In fiscal 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
For the years ended March 31, 2009 and 2008, Rs.131 and Rs.258, respectively has been recorded as employee share-based payment expense under all employee stock incentive plans of the Company. As of March 31, 2009, there is approximately Rs.177 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.67 years. The Fringe Benefit Tax expense incurred during the years ended March 31, 2009 and 2008 was Rs.82 and Rs.81, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
22. Research and development arrangements
During the year ended March 31, 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of a portfolio of 35 generic drug products. As per the terms of the agreement, I-VEN has a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed, subject to a maximum contribution of U.S.$56. The terms of the agreement do not require the Company to repay the funds or purchase I-VEN’s interest in the event the Company is not able to develop or commercialize one or more of the products under this agreement. However, upon successful commercialization of these products, the Company is required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.
The first tranche of Rs.985 (U.S.$23) was funded by I-VEN on March 28, 2005. This amount received from I-VEN was initially recorded as an advance and subsequently credited in the income statement as a reduction of research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e. a product filing as per the terms of the agreement) was considered to be completed once the appropriate ANDA is submitted by the Company to the U.S. FDA. Achievement of a milestone entitled the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product (which varied depending on whether the ANDA is a Paragraph III or Paragraph IV filing). Accordingly, based on product filings made by the Company through March 31, 2007, Rs.933 has been credited to research and development expense during the years ended March 31, 2005, 2006 and 2007.
Additionally, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g. successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN has a one-time right to require the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercises this portfolio termination value option, then it will not be entitled to the sales-based royalty payment for the remaining contractual years.
During the year ended March 31, 2009, the Company achieved the performance milestones specified in the agreement and I-VEN communicated to the Company its intention to exercise the portfolio termination value option in accordance with the terms of the agreement. However, since the portfolio termination value option will be exercised only in April 2010, the Company has not recorded any liability in the financial statements for the year ended March 31, 2009.
23. Provisions
Provisions consist of the following:

	As at March 31,
	2009		2008

Sales returns	Rs.	815	Rs.	627
Environmental liability		42		—
Legal		1,113		123

	Rs.	1,970	Rs.	750

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
23. Provisions (continued)
The details of changes in provisions during the year ended March 31, 2009 are as follows:
Particulars

	Allowance for		Environmental
	sales return(1)		Liability (2)		Legal (3)		Total
Balance as at April 1, 2008	Rs.	627	Rs.	—	Rs.	123	Rs.	750
Provision made during the year, net		663				990		1,653
Provisions acquired in business combinations		—		42		—		42
Provision used during the year		(475)		—		—		(475)

Balance as at March 31, 2009		815		42		1,113		1,970

Current		815		—		1,113		1,928
Non-current		—		42		—		42

	Rs.	815	Rs.	42	Rs.	1,113	Rs.	1,970

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See note 3.k. for details.

(2)	As a result of the acquisition of a unit of The Dow Chemical Company (see note 7.a.), the Company assumed a liability for contamination of the Mirfield site acquired amounting to Rs.42. Because the seller is required to indemnify the Company for this liability, a corresponding asset has also been recorded in the balance sheet.

(3)	Provision for legal primarily consists of a settlement of legal claims by Eli Lilly amounting to Rs.916. See note 27 for details.
The details of changes in provisions during the year ended March 31, 2008 are as follows:
Particulars

	Allowance for sales
	return		Legal		Total

Balance as at April 1, 2007	Rs.	747	Rs.	153	Rs.	900
Provision made during the year, net		164		—		164
Provision utilized during the year		(284)		(30)		(314)

Balance as at March 31, 2008		627		123		750

Current		627		123		750
Non-current		—		—		—

	Rs.	627	Rs.	123	Rs.	750

24. Trade payables
Trade payables consist of the following:

	As at March 31,
	2009		2008

Trade payables due to related parties	Rs.	68	Rs.	17
Other trade payables		5,919		5,410

	Rs.	5,987	Rs.	5,427

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
25. Other liabilities
Other liabilities consist of the following:

	As at March 31,
	2009		2008

Current
Advance from customers	Rs.	863	Rs.	635
Statutory dues payable		724		322
Accrued expenses		5,641		3,967
Deferred revenue		3		2
Others		874		1,399

		8,105		6,325

Non-current
Statutory dues payable	Rs.	53	Rs.	56
Deferred revenue		127		75
Others		170		190

		350		321

	Rs.	8,455	Rs.	6,646

26. Revenue
Revenue consists of the following:

	Year ended March 31,
	2009		2008

Sales	Rs.	68,381	Rs.	49,266
Services		1,060		740

	Rs.	69,441	Rs.	50,006

Revenue includes excise duties of Rs.422 and Rs.558 for the years ended March 31, 2009 and 2008, respectively.
During the year ended March 31, 2009, the Company revised its estimate for provision of rebates based on certain additional information regarding customer buying patterns and other market developments, which resulted in an increase in the current year revenues by Rs.433.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
27. Other expense/(income), net
Other expense/(income), net consist of the following:

	Year ended March 31,
	2009		2008

(Profit)/loss on sale of property, plant and equipment, net	Rs.	(15)	Rs.	8
Sale of spent chemical		(211)		(200)
Negative goodwill on acquisition of business		(150)		—
Miscellaneous income		(286)		(210)
Settlement of legal claim from innovator (1)		916		—

	Rs.	254	Rs.	(402)

(1)	During the year ended March 31, 2008, Eli Lilly’s German patent covering olanzapine was invalidated by the German Patent Court. Eli Lilly, the innovator, appealed this decision before the German Federal Court of Justice. The Company’s German subsidiary, betapharm and certain other competitors had launched olanzapine products in Germany pending the decision from the German Federal Court of Justice. Eli Lilly filed an application for an interim order against betapharm claiming patent infringement at the court in Düsseldorf, Germany. However, in August 2008, the court decided not to grant the interim order due to lack of urgency. In December 2008, the Federal Court of Justice overruled the German Patent Court and decided to maintain the olanzapine patent in favor of Eli Lilly, the innovator. The Company subsequently stopped marketing this product in the German market. As part of the litigation, Eli Lilly claimed damages resulting from the sales of the Company’s olanzapine product. In settlement of such claims, the Company agreed to pay compensation to Eli Lilly in the amount of Rs.916. Accordingly, the Company has recorded a liability towards this claim in the amount of Rs.916.
28. Finance expense/(income), net
Finance (expense)/income, net consists of the following:

	Year ended March 31,
	2009		2008

Interest income	Rs.	(346)	Rs.	(751)
Dividend and profit on sale of investments, net		(136)		(111)
Foreign exchange gain, net		—		(739)

		(482)		(1,601)
Foreign exchange loss, net		634		—
Interest expense on borrowings		1,034		1,080

		1,668		1,080

	Rs.	1,186	Rs.	(521)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
29. Income taxes
a.	Income tax (expense)/benefit recognized in the income statement
Income tax (expense)/benefit recognized in the income statement consists of the following:

	Year ended March 31,
	2009		2008

Current tax (expense)
Domestic	Rs.	(1,549)	Rs.	(606)
Foreign		(1,182)		(476)

		(2,731)		(1,082)

Deferred tax (expense)/benefit
Domestic		(166)		(886)
Foreign		1,725		2,940

		1,559		2,054

Total income tax (expense)/benefit in income statement	Rs.	(1,172)	Rs.	972

b. Income tax (expense)/benefit recognized directly in equity
Income tax (expense)/benefit recognized directly in equity consists of the following:

	Year ended March 31,
	2009		2008

Tax effect on changes in the fair value of other investments	Rs.	(5)	Rs.	(35)
Tax effect on foreign currency translation differences		(41)		(42)
Tax effect on effective portion of change in fair value of cash flow hedges		78		3

	Rs.	32	Rs.	(74)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
29. Income taxes (continued)
c. Reconciliation of effective tax rate
The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2009 and 2008:

	Year ended March 31,
	2009		2008

Profit/(loss) before income taxes	Rs.	(3,996)	Rs.	2,864
Enacted tax rates in India		33.99%		33.99%
Computed expected tax (expense)/benefit		1,359		(974)
Effect of :
Differences between Indian and foreign tax rates		24		(87)
Impairment of goodwill		(3,371)		(31)
Unrecognized deferred tax assets		(303)		(185)
Expenses not deductible for tax purposes		(119)		(162)
Share-based payment expense not deductible for tax purposes		(31)		(64)
Interest expense not deductible for tax purposes		(55)		(270)
Income exempt from income taxes (1)		831		705
Foreign exchange differences		30		(20)
Incremental deduction allowed for research and development costs (2)		510		545
Effect of change in tax laws and rate (3)		29		1,559
Others		(76)		(44)

Income tax (expense)/benefit	Rs.	(1,172)	Rs.	972

(1)	Income exempt from taxes above represents benefits from certain significant tax incentives provided to export oriented units (i.e., a unit that exports its production to customers outside India) and units located in certain specified less developed geographical areas under the Indian tax laws. These incentives presently pertain to an exemption from payment of Indian corporate income taxes for certain units of the Company for a period of ten consecutive years, beginning from the financial year when that particular unit commenced its operations (referred to as the ‘tax holiday’ period). These tax holiday periods for the Company’s units expire in various years ranging from the year ended March 31, 2008 through the year ending March 31, 2016.
(2)	Incremental deduction allowed for research and development costs represents tax incentive provided by the Government of India for carrying out such activities.
(3)	The effect of changes in tax laws and rate relating to the year ended March 31, 2008 primarily includes deferred tax benefit on account of reduction in income tax rates in Germany.
There are certain income-tax related legal proceedings which are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
29. Income taxes (continued)
d. Unrecognized deferred tax assets and liabilities
Changes in unrecognized deferred tax assets and liabilities during the years ended March 31, 2009 and 2008 are summarized below:

	As at			As at			As at
	April 1, 2007	Additions	Recognition	March 31, 2008	Additions	Recognition	March 31, 2009
Deductible temporary differences, net	183	—	—	183	—	—	183
Tax losses	450	185	—	635	305	(2)	938

	633	185	—	818	305	(2)	1,121

During the year ended March 31, 2009, the Company did not recognize deferred tax asset on tax losses of Rs.305 pertaining to, Dr. Reddy’s Farmacuetica do Brasil Ltda, APR LLC, Reddy Pharma Iberia SA, Dr. Reddy’s Laboratories (Australia) Pty Ltd, Eurobridge Consulting B.V., Reddy Cheminor S.A., Reddy Antiles N.V., Jet Generici SRL, Aurigene Discovery Technologies (Malaysia) Sdn, Bhd, Dr. Reddy’s Laboratories (Proprietary) Limited, Aurigene Discovery Technologies Inc. and Trigenesis Therapeutics, Inc. Based on future projections, management believes that it is not probable that future taxable profits will be available against which the Company can utilize these benefits. The above tax losses expire at various dates ranging from 2010 through 2029.
Deferred tax liabilities amounting to Rs.1,584 and Rs.409 have not been recognized on temporary differences as at March 31, 2009 and 2008, respectively, related to investments in subsidiaries and branches because it is probable that the temporary differences will not reverse in the foreseeable future.
e. Deferred tax assets and liabilities
The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,
	2009		2008

Deferred tax assets
Inventories	Rs.	480	Rs.	454
Minimum alternate tax carry-forward		—		25
Trade receivables		175		267
Operating tax loss carry-forward		1,126		335
Other current liabilities		201		284
Others		240		143

Total deferred tax assets	Rs.	2,222	Rs.	1,508

Deferred tax liabilities
Property, plant and equipment	Rs.	(969)	Rs.	(1,025)
Other intangible assets		(4,437)		(5,090)
Others		(227)		(249)

Total deferred tax liabilities	Rs.	(5,633)	Rs.	(6,364)

Net deferred tax asset/(liability)	Rs.	(3,411)	Rs.	(4,856)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
29. Income taxes (continued)
e. Deferred tax assets and liabilities (continued)
In assessing the realizability of the deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences and tax loss carry forwards. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carried forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2014 through 2029. The period for which such losses can be carried forward differs from five years to indefinite.
f. Movement in temporary differences during the years ended March 31, 2009 and 2008.

	As at				Recognized		As at
	April 1, 2007		Movement (1)		in equity		March 31, 2008
Deferred tax assets
Inventories	Rs.	981	Rs.	(527)	Rs.	—	Rs.	454
Minimum alternate tax		—		25		—		25
Trade receivables		187		80		—		267
Operating loss carry-forward		393		(58)		—		335
Other current liabilities		292		(8)		—		284
Others		186		(8)		(35)		143

Total deferred tax assets		2,039		(496)		(35)		1,508

Deferred tax liabilities
Property, plant and equipment		(802)		(223)		—		(1,025)
Other intangible assets		(7,482)		2,392		—		(5,090)
Others		(300)		51		—		(249)

Total deferred tax liabilities		(8,584)		2,220		—		(6,364)

Net deferred tax assets/(liabilities)	Rs.	(6,545)	Rs.	1,724	Rs.	(35)	Rs.	(4,856)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
[Continued from above table, first column(s) repeated]

				Acquired in
				business
				combina-		As at
	Movement		Recognized in	tions/asset		March 31,
	(1)		equity	acquisitions		2009

Deferred tax assets
Inventories	Rs.	51	—	Rs.	(25)	Rs.	480
Minimum alternate tax		(25)	—		—		—
Trade receivables		(92)	—		—		175
Operating loss carry-forward		523	—		268		1,126
Other current liabilities		(83)	—		—		201
Others		102	(5)		—		240

Total deferred tax assets		476	(5)		243		2,222

Deferred tax liabilities
Property, plant and equipment		3	—		53		(969)
Other intangible assets		878	—		(225)		(4,437)
Others		22	—		—		(227)

Total deferred tax liabilities		903	—		(172)		(5,633)

Net deferred tax assets/(liabilities)	Rs.	1,379	Rs. (5)	Rs.	71	Rs.	(3,411)

(1)  Movement during the years ended March 31, 2009 and 2008 includes an amount of Rs.180 and Rs.330, respectively, which represents exchange rate differences arising due to foreign currency translations.
30. Operating leases
The Company leases offices, residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of these leases include rent escalation clauses. Rental expense under these leases was Rs.383 and Rs.264 for the years ended March 31, 2009 and 2008, respectively.
The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2009		2008

Less than one year	Rs.	173	Rs.	162
Between one and five years		345		366
More than five years		—		—

	Rs.	518	Rs.	528

Deferred rental obligations under these leases were Rs.17 and Rs.12 as at March 31, 2009 and 2008, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
31. Related parties
The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Private Limited for the purchase and sale of active pharmaceutical ingredients;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K Enterprises for availing packaging services for formulation products; and

•	SR Enterprises for transportation services.

•	Dr. Reddy’s Laboratories Gratuity Fund.
These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members. Additionally, the Company has also provided/taken loans and advances from significant interest entities.
The Company has also entered into transactions with its former equity accounted investee Perlecan Pharma (now a subsidiary) and its joint venture Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses incurred by the Company on behalf of Perlecan Pharma, revenue from research services performed by the Company for Perlecan Pharma and purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.
The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.
The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See note 20 for information on transactions between the Company and the Gratuity Fund.
The following is a summary of significant related party transactions:

	Year ended March 31,
	2009		2008

Purchases from significant interest entities	Rs.	290	Rs.	219
Sales to significant interest entities		135		88
Contribution to a significant interest entity towards social development and research and development		124		114
Hotel expenses paid to significant interest entities		13		13
Advances paid to significant interest entities for purchase of land		400		680
Short term loan taken and repaid to significant interest entities		60		—
Interest paid on loan taken from significant interest entities		2		—

Revenue from equity accounted investees		—		40
Reimbursement of research and development expenses from equity accounted investees		—		90
Lease rental paid to key management personnel and their relatives		26		25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
31. Related parties (continued)
The following table describes the components of compensation paid to key management personnel:

	Year ended March 31,
	2009		2008

Salaries and other benefits	Rs.	260	Rs.	225
Contributions to defined contribution plans		8		8
Commission to directors		174		169
Share-based payments		18		62

Total	Rs.	460	Rs.	464

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.
The Company has the following amounts due from related parties:

	As at March 31,
	2009		2008

Significant interest entities	Rs.	43	Rs.	26
Equity accounted investees		—		27
Key management personnel		5		5
The above tables as at March 31, 2009 and March 31, 2008 do not include amounts of Rs.1,080 and Rs.680, respectively, paid as advances towards the purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress in the Company’s balance sheets.
The Company has the following amounts due to related parties:

	As at March 31,
	2009		2008

Significant interest entities	Rs.	68	Rs.	17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by each category as at March 31, 2009 were as follows:

						Trade and		Total
		Loans and		Available		other		carrying		Total fair
	Note	receivables		for sale		payables		value		value

Assets:
Cash and cash equivalents	16	Rs.	5,596	Rs.	—	Rs.	—	Rs.	5,596	Rs.	5,596
Other investments	12		—		530		—		530		530
Trade receivables	14		14,592		—		—		14,592		14,592
Other assets	15		2,627		—		—		2,627		2,627

Total			22,815		530		—		23,345		23,345

Liabilities
Trade payables	24		—		—		5,987		5,987		5,987
Derivative financial instruments	32		—		—		332		332		332
Long-term loans and borrowings	19						13,633		13,633		13,633
Bank overdraft, short-term loans and borrowings			—		—		6,068		6,068		6,068
Other liabilities and provisions	25		—		—		9,363		9,363		9,363

Total		Rs.	—	Rs.	—	Rs.	35,383	Rs.	35,383	Rs.	35,383

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32. Financial instruments (continued)
The carrying value and fair value of financial instruments by each category as at March 31, 2008 were as follows:

						Trade and		Total
		Loans and		Available		other		carrying		Total fair
	Note	receivables		for sale		payables		value		value

Assets:
Cash and cash equivalents	16	Rs.	7,421	Rs.	—	Rs.	—	Rs.	7,421	Rs.	7,421
Other investments	12		—		4,753		—		4,753		4,753
Trade receivables	14		6,823		—		—		6,823		6,823
Other assets	15		2,136		—		—		2,136		2,136

Total			16,380		4,753		—		21,133		21,133

Liabilities
Trade payables	24		—		—		5,427		5,427		5,427
Derivative financial instruments	32		—		—		105		105		105
Long-term loans and borrowings	19		—		—		14,489		14,489		14,489
Bank overdraft, short-term loans and borrowings			—		—		4,863		4,863		4,863
Other liabilities and provisions	25		—		—		6,940		6,940		6,940

Total		Rs.	—	Rs.	—	Rs.	31,824	Rs.	31,824	Rs.	31,824

Derivative financial instruments
The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. The following table gives details in respect of the notional amount of outstanding foreign exchange forward and option contracts:

	As of March 31,
	2009		2008

Forward contracts
In U.S. Dollars (Sell)	Rs.	3,398	Rs.	5,517
In U.S. Dollars (Buy)		152		3,089
In Euro (Sell )*		540		—
In GBP (Sell)*		580		878
Option contracts
In U.S. Dollars		6,086		10,832
In GBP*		—		399

*	Represents currency exchange contracts for U.S. Dollars.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32. Financial instruments (continued)
Derivative financial instruments (continued)
The Company recognized a net foreign exchange loss on derivative financial instruments of Rs.714 and Rs.1,446 during the years ended March 31, 2009 and 2008, respectively. These amounts are included in finance expense/(income).
In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded Rs.227 and Rs.10 of net loss as a component of equity as at March 31, 2009 and 2008, respectively and Rs.1,455 and Rs. zero of net loss as part of revenue during the years ended March 31, 2009 and 2008, respectively.
The forward exchange contracts and option contracts mature between one to twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

	As of March 31,
	2009		2008
Sell:
Not later than one month	Rs.	3,351	Rs.	5,641
Later than one month and not later than three months		2,688		5,195
Later than three months and not later than six months		1,522		1,015
Later than six month and not later than one year		3,043		5,775

Total		10,604		17,626
Buy:
Not later than one month		152		1,284
Later than one month and not later than three months		—		1,204
Later than three months and not later than six months		—		601
Later than six month and not later than one year		—		—

Total	Rs.	152	Rs.	3,089

33. Financial risk management
The Company’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company’s primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company’s risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Board of Directors and the Audit Committee is responsible for overseeing Company’s risk assessment and management policies and processes.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
33. Financial risk management (continued)
a. Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments.
Trade and other receivables
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.
Investments
The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.
Financial assets that are neither past due nor impaired
None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Of the total trade receivables, Rs.11,605 as at March 31, 2009 and Rs.4,631 as at March 31 2008 consists of customers balances which were neither past due nor impaired.
Financial assets that are past due but not impaired
The Company’s credit period for customers generally ranges from 20 – 180 days. The age analysis of the trade receivables have been considered from the date of the invoice. The aging of trade receivables that are past due, net of allowance for doubtful receivables, is given below:

	As of March 31,
Period (in days)	2009		2008

1 – 90	Rs.	2,373	Rs.	1,795
90 – 180		385		248
More than 180		229		149
Total	Rs.	2,987	Rs.	2,192
See note 14 for the activity in the allowance for impairment of trade account receivables.
Other than trade receivables, the Company has no class of financial assets that is past due but not impaired.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
33. Financial risk management (continued)
b. Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.
As of March 31, 2009 and 2008, the Company has unutilized credit limits from banks of Rs.7,970 and Rs.10,619, respectively.
As of March 31, 2009, the Company had working capital of Rs.12,457 including cash and cash equivalents of Rs.5,596 and investments in available-for-sale financial assets of Rs.530. As of March 31, 2008, the Company had working capital of Rs.14,387, including cash and cash equivalents of Rs.7,421 and investment in available-for-sale financial assets of Rs.4,753.
The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases which have been disclosed in Note 19) as at March 31, 2009:

Particulars	2010		2011		2012		2013		Thereafter		Total

Trade payables	Rs.	5,987	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	5,987
Derivative financial instruments		332		—		—		—		—		332
Bank overdraft, short-term loans and borrowings		6,068		—		—		—		—		6,068
Other liabilities and provisions		9,291		9		—		—		63		9,363
The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases which have been disclosed in Note 19) as at March 31, 2008:

Particulars	2009		2010	2011	2012	Thereafter	Total

Trade payables	Rs.	5,427	—	—	—	—	Rs.	5,427
Derivative financial instruments		105	—	—	—	—		105
Bank overdraft, short-term loans and borrowings		4,863	—	—	—	—		4,863
Other liabilities and provisions		6,749	191	—	—	—		6,940
c. Market risk
Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
33. Financial risk management (continued)
c. Market risk (continued)
Foreign exchange risk
The Company’s exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, British pound sterling and euros) and foreign currency borrowings (in U.S. dollars and euros). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign currency exchange rates in respect of its forecasted cash flows and trade receivables.
The details in respect of the outstanding foreign exchange forward and option contracts are given in note 32 above.
In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.617 increase/decrease in the Company’s hedging reserve and an approximately Rs.448 increase/decrease in the Company’s net loss as at March 31, 2009.
In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1 increase/decrease in the Company’s hedging reserve and an approximately Rs.248 increase/decrease in the Company’s net profit as at March 31, 2008.
The following table analyzes foreign currency risk from financial instruments as at March 31, 2009:

	U.S. Dollars		Euro		Others (1)		Total

Assets:
Cash and cash equivalents	Rs.	870	Rs.	17	Rs.	372	Rs.	1,259
Trade receivables		8,578		857		2,921		12,356
Other assets		212		4		102		318

Total	Rs.	9,660	Rs.	878	Rs.	3,395	Rs.	13,933

Liabilities
Trade payables	Rs.	1,087	Rs.	97	Rs.	486	Rs.	1,670
Long-term loans and borrowings		560		—		—		560
Bank overdraft, short-term loans and borrowings		1,775		—		—		1,775
Other liabilities and provisions		1,914		—		386		2,300

Total	Rs.	5,336	Rs.	97	Rs.	872	Rs.	6,305

(1)	Others include currencies such as Russian roubles, British pound sterling, New Zealand dollars, etc.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
33. Financial risk management (continued)
c. Market risk (continued)
The following table analyzes foreign currency risk from financial instruments as at March 31, 2008:

	U.S.
	Dollars		Euro		Others(1)		Total

Assets:
Cash and cash equivalents	Rs.	523	Rs.	41	Rs.	345	Rs.	909
Trade receivables		3,627		1,125		1,060		5,812
Other assets		174		—		129		303

Total	Rs.	4,324	Rs.	1,166	Rs.	1,534	Rs.	7,024

Liabilities
Trade payables	Rs.	1,035	Rs.	90	Rs.	88	Rs.	1,213
Long-term loans and borrowings		510		—		—		510
Bank overdraft, short-term loans and borrowings		4,100		—		—		4,100
Other liabilities and provisions		1,489		—		144		1,633

Total	Rs.	7,134	Rs.	90	Rs.	232	Rs.	7,456

(1)	Others include currencies such as Russian roubles, British pounds sterling, New Zealand dollars, etc.
For the years ended March 31, 2009 and 2008, every 10% percent depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies underlying forward and option contracts, would affect the Company’s net loss/profit by approximately Rs.763 and Rs.43, respectively.
Interest rate risk
As of March 31, 2009, the Company had a loan of Euros 192 at an interest rate of Euribor plus 70 basis points and another loan of U.S.$11 at an interest rate of Libor plus 70 basis points. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into Interest Rate Swaps as considered necessary. The Company to date has not entered into any interest rate swap to hedge its interest rate risk.
For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to note 19 above.
The Company’s investments in time deposits with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.
For the years ended March 31, 2009 and 2008, every 10 basis points increase or decrease in the interest rate applicable to its loans, borrowings and investments would affect the Company’s net loss/profit by approximately Rs.14 and Rs.15, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
33. Financial risk management (continued)
c. Market risk (continued)
Commodity rate risk
Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Company has historically not entered into any derivative financial instruments or futures contracts to hedge exposure to fluctuations in commodity prices.
34. Contingencies
Guarantees
The Company’s equity accounted investee, Reddy Kunshan, secured a credit facility of Rs.36 from Agricultural Bank of China (“Agricultural Bank”). As of March 31, 2009, the Company had issued a corporate guarantee of Rs.36 in favor of Agricultural Bank to enhance the credit standing of Reddy Kunshan. The guarantee is required to be renewed every year and the Company’s liability may arise in the event of non-payment by Reddy Kunshan of the amount withdrawn under its credit facility.
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below.
Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any.
In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 34 to the consolidated financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
34. Contingencies (continued)
Product and patent related matters
Norfloxacin litigation
The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.
During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs.77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.
Fexofenadine United States litigation
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents which are at issue in the litigation. The Company has obtained summary judgment in respect of each of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) have been defending a similar action in the same court.
In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
34. Contingencies (continued)
Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine. The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. Litigation between the Company and Aventis continues. No trial has been scheduled at this time. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future.
Alendronate Sodium, Germany litigation
In February 2006, Merck & Co. (“Merck”) initiated proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the basic patent for Fosamax (Merck’s brand name for alendronate sodium). Betapharm and some other companies are selling generic versions of this product in Germany. Merck’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, Merck filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent. In March 2007, the European Patent Office granted Merck another patent for Fosamax, which is relevant to the composition of betapharm’s alendronate sodium product. Betapharm filed protective writs to prevent a preliminary injunction without a hearing. Betapharm also filed an opposition against this new patent at the European Patent Office, which scheduled a hearing on the matter in March 2009. In August 2007, Merck initiated patent infringement proceedings against betapharm before a German civil court. In the oral hearing which took place in March 2009 at European Patent Office, the new patent was nullified. There are other jurisdictions within Europe where Merck’s patent has already been revoked. As a result of this, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
The Company is aware of litigation with respect to one of its suppliers for oxycodon, which is sold by the Company and other generics companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. The innovator has filed an infringement suit of formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The Company’s supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that the Company’s supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending. As of March 31, 2009, based on a legal evaluation, the Company continues to sell this product.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.2. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
34. Contingencies (continued)
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court.
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to these requests, and will continue to cooperate with the Attorneys General in these investigations if it is asked to do so.
In April 2008, the Company received a CID from the United States Federal Trade Commission (the “FTC”). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. The Company was informed that the focus of this civil antitrust investigation related to the settlement arrangement entered into between the Company and UCB Pharma Inc. (“UCB”) resolving patent litigation concerning levetiracetam. The Company believes that the terms of its settlement arrangement with UCB are consistent with all applicable antitrust laws. The Company co-operated fully with the FTC regarding this investigation. The request in April 2008 from the FTC sought information to supplement the voluntary production of documents, which the Company had completed in February 2008. The Company completed its response to the CID in June 2008. The FTC later requested additional information from other parties involved in this investigation. In March 2009, the FTC advised the Company that it was formally closing its investigation of the Company’s settlement arrangement with UCB.
Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

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

DR. REDDY’S LABORATORIES LIMITED
By:	/s/ G.V. Prasad
G.V. Prasad
Vice Chairman and Chief Executive Officer

By:	/s/ Umang Vohra
Umang Vohra
Chief Financial Officer

Hyderabad, India
July 6, 2009