Form 20-F/A
period 2009-03-31
DR REDDYS LABORATORIES LTD
filed 2009-08-21
CIK 1135951

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
Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑	Other ☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐ No ☑

EXPLANATORY NOTE
The purpose of this amendment is solely to correct a typographical error that appeared in Item 10.E. on page 103 of our Annual Report on Form 20-F for the year ended March 31, 2009 (hereinafter referred to as the “Form 20-F”).
Set forth in this Amendment No. 1 to the Form 20-F is a fully restated Item 10.E which corrects said typographical error, but otherwise leaves unchanged the disclosures set forth in Item 10.E. of the original filing of the Form 20-F.
This Amendment No. 1 to the Form 20-F does not otherwise update the information set forth in the original filing of the Form 20-F.

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
     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax (i) at variable rates with a maximum rate of 40%, excluding the prevailing surcharge and education cess, in the case of a foreign company and (ii) in the range of 30.9% to 33.99%, including the applicable surcharge, in the case of resident employees and of non-resident individuals with taxable income over Rs. 1,000,000.

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
August 21, 2009