Form 20-F
period 2010-03-31
DR REDDYS LABORATORIES LTD
filed 2010-09-22
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2010
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
168,845,385 Equity Shares
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
Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑ by the International Accounting Standards Board	Other ☐
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
Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2010 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.44.95 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. As of September 17, 2010 that rate was Rs.45.88 per U.S.$1.00.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A. Selected financial data
You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income for the three years ended March 31, 2010, 2009 and 2008 and the selected consolidated statement of financial position data as of March 31, 2010 and 2009 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the three most recent fiscal years. Historical results are not necessarily indicative of future results.
Selected IFRS financial data for the years ended March 31, 2007 and 2006 have not been included in this Annual Report on Form 20-F because IFRS financial statements for such periods have not previously been prepared and could not be without unreasonable effort and expense. We changed our basis of accounting to IFRS during the year ended March 31, 2009 and, in connection therewith, our consolidated financial statements for the year ended March 31, 2008 were restated to conform with IFRS. Prior to adoption of IFRS, we prepared financial statements in accordance with accounting principles generally accepted in the United States of America for purposes of our SEC reporting.
Income Statement Data

	For the Year Ended March 31,
	2010		2010		2009		2008
	(Rs. in millions, U.S.$ in millions except share and per share data)
	Convenience translation
	into U.S.$
Revenues	U.S.$	1,563	Rs.	70,277	Rs.	69,441	Rs.	50,006
Cost of revenues		755		33,937		32,941		24,598

Gross profit		808		36,340		36,500		25,408

Selling, general and administrative expenses		501		22,505		21,020		16,835
Research and development expenses		84		3,793		4,037		3,533
Impairment loss on other intangible assets		77		3,456		3,167		3,011
Impairment loss on goodwill		115		5,147		10,856		90
Other (income)/expense, net		(13)		(569)		254		(402)

Results from operating activities		45		2,008		(2,834)		2,341
Finance (expense)/income, net		—		(3)		(1,186)		521
Share of profit of equity accounted investees, net of income tax		1		48		24		2

Profit/(loss) before income tax		46		2,053		(3,996)		2,864
Income tax (expense)/benefit		(22)		(985)		(1,172)		972

Profit/(loss) for the year	U.S.$	24	Rs.	1,068	Rs.	(5,168)	Rs.	3,836

Earnings/(loss) per share
Basic	U.S.$	0.14	Rs.	6.33	Rs.	(30.69)	Rs.	22.88
Diluted	U.S.$	0.14	Rs.	6.30	Rs.	(30.69)	Rs.	22.80
Weighted average number of equity shares used in computing earnings/(loss) per equity share*
Basic		168,706,977		168,706,977		168,349,139		168,075,840
Diluted		169,615,943		169,615,943		168,349,139		168,690,774
Cash dividend per equity share (Rs.)**		—		6.25		3.75		3.75

*	Each ADR represents one equity share.

**	Excludes corporate dividend tax

Statement of financial position Data

	As of March 31,
	2010		2010		2009
	(Rs. in millions, U.S.$ in millions)
	Convenience
	translation into U.S.$
Cash and cash equivalents	U.S.$	146	Rs.	6,584	Rs.	5,596
Total assets		1,787		80,330		83,792
Total long term debt, excluding current portion		120		5,385		10,132
Total equity	U.S.$	955	Rs.	42,915	Rs.	42,045
Convenience translation
For the convenience of the reader, our consolidated financial statements as of March 31, 2010 have been translated into U.S. dollars at the noon buying rate in New York City on March 31, 2010 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York, of U.S.$1.00 = Rs.44.95. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
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

Year Ended
March 31,	Period End	Average	High	Low
2008	40.02	40.00	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010	44.95	47.36	50.48	44.94
The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2009	47.72	46.00
November 2009	47.37	46.06
December 2009	46.85	46.00
January 2010	46.40	45.35
February 2010	46.79	45.97
March 2010	46.01	44.94

On September 17, 2010, the noon buying rate in the City of New York was Rs.45.88 per U.S. dollar.
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
Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional products in our Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products segments. We must develop, test and manufacture generic products as well as prove that our generic products are bio-equivalent or bio-similar to their branded counterparts either directly or in partnership with contract research organizations. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to proprietary products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Our approved products may not achieve expected levels of market acceptance.
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
Our dependence on research and development makes it highly important that we recruit and retain high quality researchers, development specialists and other science and technology experts. Should we fail in our efforts, this could adversely affect our ability to continue developing commercially successful products and, thus, our overall profitability.
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

Also, governmental authorities, including the U.S. Food and Drug Administration (“U.S. FDA”), heavily regulate the manufacturing of our products. If we or our third party suppliers fail to comply fully with such regulations, then there could be a government-enforced shutdown of our production facilities, which in turn could lead to product shortages. Failure to comply fully with such regulations could also lead to a delay in the approval of our new products.
The regulatory requirements are still evolving in many developing markets where we sell or manufacture products, including our bio-similar products. In these markets, the regulatory requirements and the policies and opinions of regulators may at times be unclear, inconsistent or arbitrary due to absence of adequate precedents or for other reasons. As a result, there is increased risk of our inadvertent non-compliance with such regulations, which could lead to government-enforced shutdowns and other sanctions, as well as the withholding or delay of regulatory approvals for new products.
Risks from operations in certain countries susceptible to political or economic instability.
We are a global pharmaceutical company with worldwide operations. Although a significant proportion of our sales are in North America and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions, such as Latin America, Russia and other countries of the former Soviet Union, Central Europe and Eastern Europe, all of which may be more susceptible to political or economic instability.
We monitor significant political, legal and economic developments in these regions and attempt to mitigate our exposure where possible. However, mitigation is not always possible, and our international operations could be adversely affected by political, legal and economic developments, such as changes in capital and exchange controls; expropriation and other restrictive government actions; intellectual property protection and remedy laws; trade regulations; procedures and actions affecting approval, production, pricing and marketing of, reimbursement for and access to our products; and intergovernmental disputes, including embargoes and/or military hostilities.
For example, in recent years Russia and other countries of the former Soviet Union were adversely affected by the global economic crisis and began to experience economic instability characterized by, among other things, liquidity issues and local currency devaluations against the U.S. dollar. We instituted strict credit controls and receivables monitoring mechanisms to mitigate our collection risks and, as a result, we managed to avoid any write-offs. However, in future periods we may be unable to successfully mitigate these or other risks of political, legal and economic instability, and our international operations could be adversely affected.
If we are sued by consumers for defects in our products, it could harm our reputation and thus our profits.
Our business inherently exposes us to potential product liability. From time to time, the pharmaceutical industry has experienced difficulty in obtaining desired amounts of product liability insurance coverage. Although we have obtained product liability coverage with respect to products that we manufacture and the clinical trials that we conduct, if any product liability claim sustained against us were to be not covered by insurance or were to exceed the policy limits, it could harm our business and financial condition. This risk is likely to increase as we develop our own new-patented products in addition to making generic versions of drugs that have been in the market for some time.
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

In the United States, numerous proposals that would affect changes in the United States health care system have been introduced in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), were signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and is expected to significantly impact the U.S. pharmaceutical industry. We may see an increase in revenues by virtue of the PPACA’s anticipated extension of health insurance to tens of millions of previously uninsured Americans and the prohibitions on denials of health insurance coverage due to pre-existing diseases and on lifetime value limits on insurance policy coverages. However, the PPACA contains various provisions which could adversely affect our business, including the following:
•
The PPACA imposes on pharmaceutical manufacturers a variety of additional rebates, discounts and fees. Among other things, the PPACA includes annual, non-deductible fees that go into effect in 2011 for entities that manufacture or import certain prescription drugs and biologics. This fee will be calculated based upon each organization’s percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare, Medicaid and Veterans’ Affairs and Public Health Service discount programs), and authorized generic products are treated as branded products. In addition, the PPACA changes the computations used to determine Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program by redefining the average manufacturer’s price (“AMP”), effective October 1, 2010, and by using 23.1% instead of 15% of AMP for most branded drugs and 13% instead of 11% of AMP for generic drugs, effective January 1, 2010. The PPACA also increases the number of healthcare entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

•
The PPACA has pro-generic provisions that could increase competition in the generic pharmaceutical industry and therefore adversely impact our selling prices or costs and reduce our profit margins. Among other things, the PPACA creates an abbreviated pathway to U.S. FDA approval of “biosimilar” biological products and allows the first interchangeable bio-similar biological product 18 months of exclusivity, which could increase competition for our bio-generics business. Conversely, the PPACA has some anti-generic provisions that could adversely affect our bio-generics business, including provisions granting the innovator of a biological drug product 12 years of exclusive use before generic drugs can be approved based on being biosimilar.

•
The PPACA makes several important changes to the federal anti-kickback statute, false claims laws, and health care fraud statutes — that may make it easier for the government or whistleblowers to pursue such fraud and abuse violations. In addition, the PPACA increases penalties for fraud and abuse violations. If our past, present or future operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business and our financial results.

•
To further facilitate the government’s efforts to coordinate and develop comparative clinical effectiveness research, the PPACA establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in such research. The manner in which the comparative research results would be used by third-party payors is uncertain.

The impact of the PPACA will be seen as it is implemented, by promulgation of regulations and other administrative and judicial actions. We are in the process of evaluating the impact of the PPACA and how it may affect our financial condition, results of operations and cash flows.
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
The policy of the U.S. FDA regarding the award of 180 days of market exclusivity to generic manufacturers who challenge patents relating to specific products continues to be the subject of extensive litigation in the United States. During this 180-day market exclusivity period, the generic manufacturer who won exclusivity relating to the specific product usually is the only company marketing that product. The U.S. FDA’s current interpretation of the Hatch-Waxman Act of 1984 is to award 180 days of exclusivity to the first generic manufacturer who files a Paragraph IV certification under the Hatch-Waxman Act challenging the patent of the branded product, regardless of whether that generic manufacturer was sued for patent infringement.
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
There has been substantial patent related litigation in the pharmaceutical industry concerning the manufacture, use and sale of various products. In the normal course of business, we are regularly subject to lawsuits and the ultimate outcome of litigation could adversely affect our results of operations, financial condition and cash flow. Regardless of regulatory approval, lawsuits are periodically commenced against us with respect to alleged patent infringements by us, such suits often being triggered by our filing of an application for governmental approval, such as an abbreviated new drug application. The expense of any such litigation and the resulting disruption to our business, whether or not we are successful, could harm our business. The uncertainties inherent in patent litigation make it difficult for us to predict the outcome of any such litigation.
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
In April 2006, we launched, and continue to sell fexofenadine, the generic version of Allegra®, despite the fact that litigation with the company that holds the patents for and sells this branded product is still ongoing. This is the only product that we have launched in the United States prior to the resolution of outstanding patent litigation. In the European Union, we also have generic launches that involve ongoing patent litigation, the outcome of which could adversely affect our business or profitability. During the year ended March 31, 2009, we incurred damages of approximately Rs.916 million as a result of the German Federal Court of Justice upholding the validity of an olanzapine patent held by Eli Lilly. In Canada, we continue to sell olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets) through a partnership with Pharmascience, Inc., despite the fact that Pharmascience has agreed to pay damages if Eli Lilly is successful in its olanzapine patent litigation against Novopharm, and our partnership arrangement with Pharmascience would require us to share a portion of any such damages obligation realized by Pharmascience.
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
As of March 31, 2010, our products were marketed in numerous countries. In large overseas markets, our products are usually marketed through our subsidiaries or joint ventures. Since we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.

If we fail to comply with environmental laws and regulations or face environmental litigation, our costs may increase or our revenues may decrease.
We may incur substantial costs complying with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. In all countries in which we have production facilities, we are subject to significant environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. If any of our plants or the operations of such plants are shut down, it may severely hamper our ability to supply our customers and we may continue to incur costs in complying with regulations, appealing any decision to close our facilities, maintaining production at our existing facilities and continuing to pay labor and other costs, which may continue even if the facility is closed. As a result, our overall operating expenses may increase and our profits may decrease.
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
Several areas of the world, including India, have experienced terrorist acts and retaliatory operations in recent years. If the economy of our key markets (including but not limited to the United States, the United Kingdom, Germany and, among the emerging markets, India and Russia) is affected by such acts, our business and results of operations may be adversely affected as a consequence.
In recent years, Asia experienced outbreaks of avian influenza and Severe Acute Respiratory Syndrome, or “SARS”. In addition, a rising death toll in Mexico from a new strain of Swine Flu led the World Health Organization to declare a public health emergency of international concern. If the economy of our key markets is affected by such outbreaks or other epidemics, our business and results of operations may be adversely affected as a consequence.
If we have difficulty in identifying acquisition candidates or consummating acquisitions, our competitiveness and our growth prospects may be harmed.
In order to enhance our business, we frequently seek to acquire or make strategic investments in complementary businesses or products, or to enter into strategic partnerships or alliances with third parties. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us. We compete with others to acquire companies, and we believe that this competition has intensified and may result in decreased availability or increased prices for suitable acquisition candidates. Even after we identify acquisition candidates and/or announce that we plan to acquire a company, we may ultimately fail to consummate the acquisition. For example, we may be unable to obtain necessary acquisition financing on terms satisfactory to us or may be unable to obtain necessary regulatory approvals, including the approval of antitrust regulatory bodies. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions and the management and financial resources required to pursue such transactions may affect our competitiveness and our growth prospects.

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

In addition, if we make one or more significant acquisitions in which the consideration includes equity shares or other securities, equity interests in us held by holders of the equity shares may be significantly diluted and may result in a dilution of earnings per equity share. If we make one or more significant acquisitions in which the consideration includes cash, we may be required to use a substantial portion of our available cash or incur a significant amount of debt or otherwise arrange additional funds to complete the acquisition, which may result in a decrease in our net income and a consequential reduction in our earnings per equity share.
Our principal shareholders have significant control over us and, if they take actions that are not in your best interests, the value of your investment in our ADSs may be harmed.
Our full time directors and members of their immediate families, in the aggregate, beneficially owned 25.8% of our issued shares as at March 31, 2010. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of your ADSs may be adversely affected or you might be deprived of a potential opportunity to sell your ADSs at a premium.
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
Our key generics manufacturing sites also may have capacity constraints and, at times, we may not be able to generate sufficient supplies of finished goods, which may adversely affect our business or results of operations. Moreover, we may continue to be dependent on vendors, strategic partners and alliance partners for supplies of some of our existing products and new generic launches. Any unanticipated capacity or supply related constraints affecting such vendors, strategic partners or alliance partners can adversely affect our business or results of operations.
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
Our success depends on our ability to retain and attract key qualified personnel and, if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop our business.
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
We have grown at a very rapid pace. Our inability to properly manage or support this growth may have a material adverse effect on our business.
We have grown very rapidly over the past few years, including growth through our acquisitions of companies and brands. This growth has significantly increased demands on our processes, systems and people. We expect to make additional investments in personnel, systems and internal control processes to help manage our growth. Attracting, retaining and motivating key employees in various departments and locations to support our growth is critical to our business, and competition for these people can be intense. Furthermore, to facilitate our growth, we are carrying out reorganizations to improve our focus on delivery, to build decisive competitive advantages or/and to build sustainable cost structures. There is also an increasing need to manage information and asset related security. If we are unable to hire and retain qualified employees, or if we do not invest in systems and processes to manage and support our rapid growth, the failure to do so may have a material adverse effect on our business, financial condition and results of operations.
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
If our intercompany arrangements are challenged and determined to be inappropriate, our tax liabilities could increase.
We have potential tax exposures resulting from the varying application of statutes, regulations and interpretations, including exposures with respect to manufacturing, research and development, marketing, sales and distribution functions. Although our arrangements are based on accepted tax standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in such jurisdictions, which may increase our tax liabilities and could have a material adverse effect on the results of our operations.
We enter into various agreements in the normal course of business which periodically incorporate provisions whereby we indemnify the other party to the agreement.
In the normal course of business, we periodically enter into agreements with vendors, customers, alliance partners, innovators and others which incorporate indemnification provisions. Our indemnification obligations under such agreements may be unlimited in duration and amount. We maintain insurance coverage which we believe will effectively mitigate our obligations under certain of these indemnification provisions (for example, in the case of outsourced clinical trials). However, should our obligations under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse impact on our business, financial position and results of operations.
Current economic conditions may adversely affect our industry, financial position and results of operations.
The global economy is currently undergoing a period of unprecedented volatility, and the future economic environment may continue to be less favorable than that of recent years. Reduced consumer spending, or shifting concentrations of payors and their preferences, may force our competitors and us to reduce prices. We have exposure to many different industries and counterparties, including our partners under our alliance, research and promotional services agreements, suppliers of raw materials, drug wholesalers and other customers, who may be unstable or may become unstable in the current economic environment.
Significant changes and volatility in the consumer environment and in the competitive landscape may make it increasingly difficult for us to predict our future revenues and earnings.
We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties.
The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. These laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Our policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether or not merited, could have a material adverse effect on our reputation and could cause the trading price of our ordinary shares and ADSs to decline.

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
Certain natural disasters, such as drought, floods, earthquakes or volcanic eruptions, could adversely affect our production operations or result in disruptions in distribution channels or supply chains, and cause our revenues to decline.
If flooding, droughts, earthquakes, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Our main facilities are situated around Hyderabad, India. This region has experienced earthquakes, floods and droughts in the past and has experienced droughts in recent years. In the event of a drought so serious that the drinking water in the region is limited, the Government of India could cut the supply of water to all industries, including our facilities. This would adversely affect our production operations and reduce our revenues. Even if we take precautions to provide back-up support in the event of such a natural disaster, the disaster may nonetheless affect our facilities, harming production and ultimately our business. Even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. The impact of such occurrences depends on the specific geographic circumstances but could be significant. There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature may cause a rising number of natural disasters. We cannot predict the economic impact, if any, of natural disasters or climate change.
RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES
We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2010 continued to be derived from sales in India. As a result, the following additional risk factors apply.
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
India has experienced communal disturbances, terrorist attacks and riots during recent years. For example, Mumbai, India’s commercial capital, was the target of serial railway bombings in July 2006 as well as the recent “26/11” attacks on November 26, 2008. Hyderabad, the city in which we are headquartered, was also subjected to terrorist acts in May and August 2007. In May 2008, the city of Jaipur in the state of Rajasthan, India was subjected to a series of co-ordinate bombings. If such disturbances continue or are exacerbated, our operational, sales and marketing activities may be adversely affected.
During the year ended March 31, 2010, the state of Andhra Pradesh, where our headquarters is located, experienced political turbulence relating to a separatist movement seeking to bifurcate the existing state of Andhra Pradesh into two separate states of “Telangana” and “Andhra”. Due to civil disturbances and ‘Bandhs’ (i.e., political protests in the form of worker strikes) called for, several productive days have been lost from forced or precautionary closures of our production units and offices. The continuing uncertainty is impacting the political and economic sentiment of potential investment decisions by all companies in the state.

In addition, on July 5, 2010 transportation and businesses across India were severely disrupted by a dawn-to-dusk strike called for by opposition parties to protest against the Indian government’s decision to cut subsidies on fuel. There was a total shutdown in opposition-ruled states, although business was mostly normal in regions ruled by the Congress party that also heads the central government. The Confederation of Indian Industry estimated that the strike cost the Indian economy approximately $650 million. Our operations are concentrated in the regions which were largely unaffected by the strike, and were therefore not materially impacted. However, if there are further strikes, political protests or civil unrest, our business and results of operations may be adversely affected as a consequence.
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
Due to various macro-economic factors, the rate of inflation has recently increased in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 1993-94=100 was 9.90% for the year ended March 31, 2010 (as compared to 0.26% for the year ended March 31, 2009). This trend may continue and the rate of inflation may further rise. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.
Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.
Labor laws in India are more stringent than in other parts of the world. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. Approximately 8% of our employees belong to a number of different labor unions. If we experience problems with our labor unions, our production capacity and overall profitability could be negatively affected.
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
Currently, we enjoy various tax benefits and exemptions under Indian tax laws. Any changes in these laws or their application in matters such as tax exemption on exportation income, research and development spending and transfer pricing, may increase our tax liability and thus adversely affect our financial results.
ITEM 4. INFORMATION ON THE COMPANY
4.A. History and development of the company
Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter and our current Chairman, Dr. K. Anji Reddy, as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 4507 (Company Identification No. U85195AP1984PTC004507). Our registered office is situated at 7-1-27, Ameerpet, Hyderabad — 500 016, Andhra Pradesh, India and the telephone number of our registered office is +91-40-23731946. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 200 Somerset Corporate Boulevard (Bldg II), Bridgewater, New Jersey 08807.
Key business developments:
In April 2009, we entered into an agreement with Natco Pharma Ltd. (“Natco”) for the development, manufacturing and supply of a portfolio of value added generic oncology drugs. The agreement provides for us and Natco to jointly develop these products for registration and global commercialization in various markets, including the regulated markets of the United States and the European Union. Under this agreement, Natco is required to manufacture and supply the products to us on an exclusive basis.
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
In June 2009, the U.S. FDA granted approval of our Abbreviated New Drug Application (“ANDA”) for Omeprazole Mg OTC. Consequently, we launched omeprazole magnesium OTC as a private label product in the United States in December 2009.
In June 2009 and January 2010, the management and works councils (i.e., organizations representing workers) of our German subsidiaries, beta Holding GmbH (“betapharm”) and Reddy Holding GmbH, completed negotiations of a “social plan” for workforce reduction and restructuring, including their physician sales force. These actions were necessary to achieve a more sustainable workforce structure as a result of the evolving model of the generics pharmaceutical industry in Germany. As at March 31, 2010, the total headcount in Germany was 132, including part-time employees and staff employed in beta Institute for Socio medical Research, our affiliated non-profit organization.

Effective July 1, 2009, our drug discovery operations at Hyderabad, India were absorbed into Aurigene Discovery Technologies Limited (“Aurigene”), one of our wholly-owned subsidiaries. Aurigene is a partnership based drug discovery biotechnology company headquartered in Bangalore, India. We also closed our discovery research facility in Atlanta, Georgia in the United States of America. Our Discovery Research business resources (i.e., employees, facility and infrastructure) have been transferred and leased to Aurigene, which will now operate out of two sites in India: Bangalore and Hyderabad. In addition, we have created a new group to focus on proprietary products development, which will be responsible for building our proprietary, branded research and development portfolio in collaboration with various partners and service providers. This group will work with Aurigene and other discovery biotechnology companies to ensure effective management of our ongoing and future drug discovery programs. All of the existing intellectual property of our drug discovery operations will be owned and managed by this new group. This group will also have responsibility for our research and development portfolio and our differentiated formulations efforts.
In September, 2009, we concluded a transaction in the United States for the purchase from Lupin Ltd. of an ANDA on Antara® (fenofibrate capsules). As part of this transaction, we have obtained the rights to launch the product at a time prior to the expiration of the listed patents.
In October 2009, we announced our settlement agreement with Novartis International AG (“Novartis”) for a generic version of Novartis’ Lotrel® tablets, which involves a stipulation of dismissal of the lawsuits in the United States relating to our ANDA. Under the terms of the settlement agreement, we will launch the generic version prior to the expiration of the Orange Book patents for the product.
In November 2009, we entered into an agreement with Forest Laboratories, Inc. which allows us to manufacture and market memantine, which is a generic version of Forest Laboratories, Inc.’s NAMENDA® tablets, prior to patent expiration, the exact date being subject to certain contingencies. The agreement resolves all pending patent infringement actions filed by Forest Laboratories, Inc. against us in the U.S. District Court for the District of Delaware.
In January 2010, we and our partner, Rheoscience A/S (“Rheoscience”), announced the headline results from the first phase III study for the investigational agent Balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes. The study (Study 307) was a phase III, randomized, double blind, parallel-group placebo- and active comparator-controlled clinical study to determine the efficacy and safety of balaglitazone. The study showed that the trial met its primary endpoint of reduction in HbA1c.
In February, 2010 we reorganized a part of our North America Generics business to centralize all commercial and business functions into our New Jersey office and centralize all operational and logistics functions into our Louisiana facility. This is expected to enhance the simplicity and scalability of our U.S. generics business, allowing us to improve our service to customers, and support the significant growth we anticipate in the next several years.
In order to build a robust generics pipeline, in the year ended March 31, 2010, we filed 12 ANDAs in the United States. Cumulatively, we have filed 158 ANDAs, out of which 73 ANDAs were pending approval at the U.S. FDA, including 11 tentative approvals. In our Pharmaceutical Services and Active Ingredients segment we filed 36 Drug Master Files (“DMF”) in the year ended March 31, 2010 worldwide, 19 of which were filed in the United States, 5 in Canada, 8 in Europe and 4 in other countries. With these filings, we had filed a total of 156 U.S. DMFs as of March 31, 2010. Including the United States filings, as of March 31, 2010, we had made a total of 375 DMF filings worldwide.
During the year ended March 31, 2010, we concluded a legal reorganization to amalgamate (i.e., merge) our wholly-owned subsidiary, Perlecan Pharma Private Limited (“Perlecan Pharma”), into our parent company. The appropriate High Court of India approval authorizing such amalgamation was received by us during the year ended March 31, 2010.

On March 31, 2010, our Board of Directors approved a scheme for the issuance of bonus debentures that would be effected by capitalization of the retained earnings, subject to the successful receipt of the necessary approvals of our shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On May 28, 2010 a general meeting of our shareholders was held in which the proposed bonus debenture scheme was approved. The proposed bonus debenture scheme entails the issuance and allotment of unsecured, non-convertible, redeemable, fully paid up (i.e., the shareholders need not pay any amounts to receive them) bonus debentures carrying a face value of Rs.5 each (“bonus debentures”) to our shareholders, in the ratio of 6 bonus debentures for each equity share held by them, on a date to be determined in future. The bonus debentures will carry a coupon rate (to be determined in the future) that is to be paid annually. Additionally, these bonus debentures would be redeemable upon our election at the end of 36 months from the initial date of issuance. No adjustments have been recorded for this proposed scheme in our audited consolidated financial statements, as the proposed bonus debenture scheme will become effective only after the successful receipt of approvals from the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On July 19, 2010, we received the High Court’s approval to the scheme and we have concurrently made applications to the other regulatory authorities in order to seek the necessary approvals to effectuate the scheme.
During the years ended March 31, 2008, 2009 and 2010, we invested Rs.6,208 million, Rs.4,426 million and Rs.4,068 million (net of sales of capital assets), respectively, on capital expenditures for manufacturing, research and development facilities and other assets. These investments will create the capacity to support our strategic growth agenda. We also had contractual commitments of approximately Rs.2,948 million for capital expenditures. These commitments included approximately Rs.2,860 million to be spent in India and Rs.88 million in other countries.
During the years ended March 31, 2008, 2009 and 2010, no third party made any public takeover offers in respect of our shares and we did not make any public offers to take over any other company.

4.B. Business overview
Established in 1984, we are an integrated global pharmaceutical company committed to providing affordable and innovative medicines through our three core business segments:
•	our Global Generics segment, which includes branded and unbranded prescription and over-the-counter (“OTC”) drug products business;
•	our Pharmaceutical Services and Active Ingredients (“PSAI”) segment, which consists of our Active Pharmaceutical Ingredients business and our Custom Pharmaceutical Services business; and
•
our Proprietary Products segment, which consists of our Generic Biopharmaceuticals business, our New Chemical Entities (“NCEs”) business, our Differentiated Formulations business and our dermatology focused specialty business operated through Promius™ Pharma.

We have a strong presence in highly regulated markets such as the United States, the United Kingdom and Germany, as well as in emerging markets such as India, Russia, Venezuela, Romania and certain countries of the former Soviet Union.
OUR STRATEGY
Our strategy is to combine industry-leading science and technology, product offerings and customer service with execution excellence to provide affordable and innovative medicines for healthier lives. The key elements of our strategy include:
•	Strengths in Science and Technology
Our strengths in science and technology range from synthetic organic chemistry, formulation development, biologics development and small molecule based drug discovery. Such expertise enables the creation of unique competitive advantages with an industry-leading intellectual property and technology-leveraged product portfolio.
•	Product Offerings
a)	Global Generics
•	Branded Generics: We seek to have a portfolio that is strongly differentiated and offers compelling advantages to doctors and patients.
•
Unbranded Generics: We aim to ensure that we deliver first to market products to our customers, including pharmacy chains and distributors, and that they have high product availability from us combined with low inventories, resulting in superior inventory turns while addressing the customers’ needs.

Vertical integration and process innovation ensures that our products remain competitive.
b)	Pharmaceutical Services and Active Ingredients
•	Our product offerings are geared to offer intellectual property and technology-advantaged products to enable launches ahead of others at competitive prices.
•	In the area of services, we aim to offer niche product service capabilities, technology platforms, and competitive cost structures to innovator companies.

c)	Proprietary Products
•
Differentiated Formulations: Our emerging Differentiated Formulations portfolio, which consists of new, synergistic combinations as well as technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines, is focused on significant clinically unmet needs. We are also investigating new indications for existing medicines.

•
New Chemical Entities (NCEs): We are also focused in the discovery, development and commercialization of novel small molecule agents in therapeutic areas such as bacterial infections, metabolic disorders and pain and inflammation.

•	Execution Excellence (Building Blocks)
Execution excellence provides the framework to create sustainable customer value across all of our activities. We have been investing in the following to achieve this:
•	Lean Manufacturing — Eliminating waste and reducing cycle time, with a focus on capacity constrained resources.
•	Quality by Design — Building quality into all processes and using quality tools to eliminate process risks.
•
Principles of the Theory of Constraints — We apply these principles primarily in supply chain and product development. This ensures high availability with low inventory through a pull-based logistics system. It also ensures speed in product development through critical chain project management.

•	Leadership Development — Developing leaders, as well as enhancing leadership behavior across the organization.
OUR PRINCIPAL AREAS OF OPERATIONS
The following table shows our revenues and the percentage of total revenues of our segments for the years ended March 31, 2008, 2009 and 2010, respectively:
(Rs. in millions, U.S.$ in millions)

	Year Ended March 31,
Segment	2008			2009			2010
Global Generics	Rs.	32,872	66%	Rs.	49,790	72%	Rs.	48,606	69%	U.S.$	1,081
Pharmaceutical Services and Active Ingredients		16,623	33%		18,758	27%		20,404	29%		454
Proprietary Products		190	—%		294	—%		513	1%		11
Others		321	1%		599	1%		754	1%		17

Total Revenues	Rs.	50,006	100%	Rs.	69,441	100%	Rs.	70,277	100%	U.S.$	1,563

Global Generics Segment
During the year ended March 31, 2009, we re-organized our worldwide finished dosages businesses to focus on certain key geographies and gradually exited some very small, distributor driven markets. This move represented an important new focus to consolidate and grow our presence in the key geographies where we already had a considerable presence.
Today, we are one of the leading generic pharmaceutical companies in the world. With the integration of all the markets where we are selling generics pharmaceuticals into our Global Generics segment, our front-end business strategies in various markets and our support services in India are increasingly being developed with a view to leverage our global infrastructure.

The production processes for finished dosages are similar, to a certain extent, regardless of whether the finished dosages are to be marketed to highly regulated or less regulated markets. In many cases, the processes share common and interchangeable facilities and employee bases, and use similar raw materials. However, differences remain between highly regulated and less regulated markets in terms of manufacturing, packaging and labeling requirements and the intensity of regulatory oversight, as well as the complexity of patent regimes. While the degree of regulation in certain markets may impact product development, we are observing increasing convergence of development needs throughout both highly regulated and less regulated markets. As a result, when we begin the development of a product, we may not necessarily target it at a particular market, but will instead target the product towards a cluster of markets that will include both highly regulated and less regulated markets.
Our Global Generics segment’s revenues were at Rs.48,606 million in the year ended March 31, 2010, as compared to Rs.49,790 million in the year ended March 31, 2009. This decrease was primarily due to lower revenues from sumatriptan tablets in North America as compared to the year ended March 31, 2009, partially offset by increased revenues from sales in India and Russia. Sumatriptan generated revenues of Rs.2,543 million in the year ended March 31, 2010, as compared to Rs.7,188 million in the year ended March 31, 2009.
The following is a discussion of the key markets in our Global Generics segment.
India
Approximately 21% of our Global Generics segment’s revenues in the year ended March 31, 2010 were derived from sales in the Indian market. In India, we mainly focus on the therapeutic categories of gastro-intestinal, cardiovascular, pain management and diabetes management. Our Global Generics segment’s revenues from India increased by 20% to Rs.10,158 million for the year ended March 31, 2010, as compared to Rs.8,478 million for the year ended March 31, 2009. This growth was primarily attributable to a 6% increase in revenues (amounting to Rs.489 million) due to new product launches and a 16% increase in sales volumes of key brands (such as Omez and Omez DR, our brands of omeprazole, Razo and Razo D, our brand of rabeprazole, Reditux, our brand of rituximab, and Nise, our brand of nimesulide), which was partially offset by a decrease of 2% in price realizations. Key new product launches during the year ended March 31, 2010 included Redicate, our brand of cefixime, Myezom, our brand of bortizomib, Finrid, our brand of fentanyl, Reswas, our brand of levodropropizine and chlorphrniramine maleate, Azorta, our brand of azithromycin, and Nexret, our brand of tretinoin microsphere gel.
As of March 31, 2010, we had a total of 221 branded products in India. Our top ten branded products together accounted for 38% of our revenues in India in the year ended March 31, 2010. According to Operations Research Group International Medical Statistics (“ORG IMS”), a market research firm, in its Moving Annual Total (“MAT”) report for the 12-month period ended March 31, 2010, our secondary sales (i.e., sales directly to end users) in India grew by 23% as compared to Indian pharmaceutical market growth of 18%. According to ORG IMS in the foregoing MAT report, as of March 31, 2010, we had 65 brands that were ranked either first or second in terms of secondary sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy, a market research firm, in a report that measured doctors’ prescriptions for the period from November 2009 to February 2010, we were ranked ninth in terms of the number of prescriptions generated in India during such period.
The following tables summarize the position of our top 10 brands in the Indian market for the years ended March 31, 2008, 2009 and 2010, respectively:

	Year Ended March 31,
	2008			2009			2010
	Revenues in			Revenues in			Revenues in
BRAND	millions		% Total(1)	millions		% Total(1)	millions		% Total(1)
Omez	Rs.	763	9%	Rs.	776	9%	Rs.	928	9%
Nise		626	8%		605	7%		690	7%
Stamlo		403	5%		422	5%		473	5%
Stamlo beta		305	4%		301	4%		326	3%
Omez-DSR		166	2%		210	2%		310	3%
Atocor		244	3%		269	3%		274	3%
Razo		180	2%		214	3%		247	2%
Reditux		154	2%		199	2%		232	2%
Mintop		150	2%		172	2%		196	2%
Razo — D		111	1%		138	2%		169	2%
Others		4,958	62%		5,172	61%		6,313	62%

Total	Rs.	8,060	100%	Rs.	8,478	100%	Rs.	10,158	100%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

Sales, marketing and distribution network
We generate demand for our products by detailing them to doctors who prescribe them, and meeting with pharmacists to ensure that the pharmacists stock our brands. While we do not sell directly to doctors or pharmacists, our approximately 3,165 sales representatives and front line managers frequently visit doctors and pharmacists throughout the country to detail our products. During the year ended March 31, 2010, we increased our total sales personnel in India by 717.
We sell our products primarily through clearing and forwarding agents to approximately 2,245 wholesalers who decide which brands to buy based on demand. The wholesalers pay for our products in an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the wholesalers and ensuring that the wholesalers maintain adequate supplies of our products. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.
Competition
Of the top twenty participants in the Indian formulations market, four are multinational corporations and the rest are Indian corporations. We compete with different companies, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 13th largest pharmaceutical company in India, with a market share of 2.27%, according to ORG IMS in its MAT report for the 12-month period ended March 31, 2010.
Some of the key observations on the performance of the Indian pharmaceutical market, as published by ORG IMS in its MAT report for the period ended March 31, 2010, are as follows:
•	The Indian pharmaceutical market, including retail and hospital sales, registered a growth of 17.7% during the year ended March 31, 2010.
•	New products launched in the preceding 24 months accounted for 7.8% of total Indian pharmaceutical growth during the year ended March 31, 2010.
•	The top 300 existing brands grew at a rate of 18.1%, which was marginally higher than the Indian pharmaceutical market’s overall average, and continued to account for 33% of the market’s total sales.
•	There was an increasing emergence of bio-similar products to address the needs of patients in the oncology therapeutic area.
Our principal competitors in the Indian market include Cipla Limited, Ranbaxy Laboratories Limited, Glaxo SmithKline Pharmaceuticals Limited, Piramal Healthcare Limited, Cadila Healthcare Limited, Sun Pharmaceuticals Industries Limited, Alkem Limited, Pfizer Inc., Mankind Limited, Lupin Limited, Aristo Pharma Limited and Abbott Limited.

Government regulations
All pharmaceutical companies that manufacture and market products in India are subject to various national and state laws and regulations, which principally include the Drugs and Cosmetics Act, 1940, the Drugs (Prices Control) Order, 1995 (“DPCO”), Drugs and Magic Remedies (Objectionable Advertisements) Act, 1954, the Narcotics Drugs and Psychotropic Substances (“NDPS”) Act, 1985, various environmental laws, labor laws and other government statutes and regulations. These regulations govern the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.
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
MoH approval of an application is required before a generic equivalent of an existing or referenced brand drug can be marketed. When processing a generics application, the MoH waives the requirement of conducting complete clinical studies, although it normally requires bio-availability and/or bio-equivalence studies. “Bio-availability” indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. “Bio-equivalence” compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of the active drug substance in the body are the equivalent for the generic drug and the previously approved drug. A generic application may be submitted for a drug on the basis that it is the equivalent of a previously approved drug. Before approving a generic product, the MoH also requires that our procedures and operations conform to cGMP regulations, relating to good manufacturing practices as defined by various countries. We must follow the cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations.
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
On March 22, 2005, the Government of India passed the Patents (Amendment) Bill, 2005 (the “Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by other than the patent holder and its assignees and licensees. This will result in a reduction of the new product introductions in India, as well as other countries where similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the Amendment, so no additional impact is anticipated from patenting of such processes.

Russia and Other Countries of the former Soviet Union
Russia
Russia accounted for 15% of our Global Generics segment’s revenues in the year ended March 31, 2010. Pharmexpert, a market research firm, ranked us 16th in sales in Russia with a market share of 1.4% as of March 31, 2010 in its moving annual total report for first quarter 2010 (the “Pharmexpert MAT March 2010 report”). Pharmexpert also reported that we grew by 21% in the year ended March 31, 2010, as compared to Russia’s pharmaceutical market growth of 8.3%. We were the top ranked Indian pharmaceutical company in Russia.
The following table provides a summary of the revenues of our top 10 brands in the Russian market for the years ended March 31, 2008, 2009 and 2010, respectively:

	2008			2009			2010
	Revenues in			Revenues in			Revenues in
Brand	millions		% Total(1)	millions		% Total(1)	millions		% Total(1)
Nise	Rs.	799	20%	Rs.	1,249	21%	Rs.	1,862	26%
Omez		849	21%		1,281	21%		1,458	20%
Ketorol		797	20%		1,078	18%		1,287	18%
Ciprolet		550	13%		701	12%		760	11%
Cetrine		199	5%		339	6%		408	6%
Enam		255	6%		315	5%		337	5%
Exifine		140	3%		210	4%		220	3%
Bion		62	2%		171	3%		165	2%
Ibuclin		37	1%		67	1%		113	2%
Mitotax		105	3%		148	2%		107	1%
Others		271	6%		244	7%		515	7%

Total	Rs.	4,064	100%	Rs.	5,803	100%	Rs.	7,232	100%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all sales in Russia.
Our top four brands, Omez, Nise, Ketorol and Ciprolet, accounted for 75% of our Global Generics segment’s revenues in Russia in the year ended March 31, 2010. Omez (an anti-ulcerant product), Nise and Ketorol (pain management products) and Ciprolet (an anti-infective product) were ranked as the 36th, 22nd, 65th and 141st best selling formulation brands, respectively, in the Russian market as of March 31, 2010 by Pharmexpert in its MAT March 2010 report.
Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, anti-infectives, oncology and cardiovascular. Our focus is on building brand leaders in these therapeutic segments. Omez, Ciprolet, Nise and Ketorol continued to be brand leaders in their respective categories, as reported by Pharmexpert in its MAT March 2010 report.
Growth during the year was driven by sales and marketing initiatives to target specialists through field sale forces focused on them, and an over-the-counter (“OTC”) initiative for certain brands.
Other Countries of the former Soviet Union:
We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus and Uzbekistan. For the year ended March 31, 2010, revenues from these countries accounted for approximately 3.9% of our total Global Generics segment’s revenues. The Global Generics revenues from these countries was Rs.1,887 million in the year ended March 31, 2010 as compared to Rs.1,821 million in the year ended March 31, 2009. In all of these markets, we operate through third party distributors who purchase our goods and in turn sell them to wholesalers. Our Global Generics business was adversely affected by the global economic crisis, which resulted in liquidity issues in these markets and our distributors were impacted by significant local currency devaluations against the U.S. dollar. We instituted strict credit controls and receivables monitoring mechanisms to mitigate our collection risks and, as a result, we managed to avoid any write-offs.

Sales, marketing and distribution network
During the year ended March 31, 2010, we further expanded our Russian field force.
Our sales and marketing efforts are driven by a team of 346 medical representatives, 29 regional managers, 9 zonal managers and 18 key account managers to detail our products to doctors in 67 cities in Russia. During the year ended March 31, 2010, we increased our field personnel in Russia by approximately 48.
Our Russian OTC division has 89 medical representatives and 40 pharmaceutical representatives, and is focused on establishing a network of relationships with OTC distributors in preparation for future product launches. Our Russian hospital division has 32 hospital specialists and 16 key account managers, and is focused on expanding our present network of hospitals and institutes.
In the Russian market, credit is generally extended only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies, and are reviewed on a periodic basis. We review the credit terms offered to our key customers and modify them to take into account the current macro-economic scenario in Russia.
Competition
Our principal competitors in the Russian market include Berlin Chemi AG, Gedeon Richter Limited, Krka d.d., Pliva d.d. (an affiliate of Teva Pharmaceutical Industries Ltd.), Lek Pharmaceuticals d.d. (an affiliate of Sandoz and Novartis Pharma A.G), Ranbaxy Laboratories Limited, Nycomed International Management GmbH and Zentiva N.V. (an affiliate of Sanofi-Aventis S.A.).
Healthcare reforms and reference pricing
The Russian government’s prioritization plan for the pharmaceutical market is making a transition from a largely out-of-pocket market to the western European model of centralized reimbursements. In January 2005, Russia’s federal drug supply system (the Dopolnitelnoye lekarstvennoye obespechenoye, or “DLO”) was introduced with the objective of subsidizing medicine expenditures for sectors of the population with low income or certain categories of illnesses. The initial budget provided approximately 10% of the population with state-funded benefits for medicine expenditures. In late 2007, the Russian government decentralized the DLO and split it into two components. The first component, known as the 7 nosologies program, remains centralized and covers expensive treatments for patients with certain severe chronic diseases. The second component, known as the ONLS program, involves regional purchasing and covers the medicines reimbursed for patients who are designated members of vulnerable groups, such as children, pregnant women, veterans and the elderly.
During the year ended March 31, 2010, the Russian government announced a reference pricing regime, pursuant to which a price freeze on certain drugs categorized as “essential” was implemented effective as of April 2010. Pharmaceutical companies have had to register maximum import prices for approximately 5,000 drugs on a list of “Essential and Vital Drugs” (also known as the “ZhNVLS”).
North America (United States and Canada)
In North America (the United States and Canada), we sell generic drugs which are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.
Generic drugs may be manufactured and marketed only if relevant patents on their brand name equivalents and any additional government-mandated market exclusivity periods have expired, been challenged and invalidated, or otherwise validly circumvented.

Generic pharmaceutical sales have increased significantly in recent years, due in part to an increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalent of brand name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. We believe that these factors, together with the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market as a whole. We intend to capitalize on the opportunities resulting from this expansion of the market by leveraging our product development capabilities, manufacturing capacities inspected by various international regulatory agencies and access to our own APIs, which offer significant supply chain efficiencies.
Revenues from North America (the United States and Canada) generics sales decreased by 15% to Rs.16,817 million during the year ended March 31, 2010, as compared to Rs.19,843 million in the year ended March 31, 2009. During the year ended March 31, 2010, North America (the United States and Canada) accounted for 35% of the total Global Generics segment’s sales. The reduction in sales for the year ended March 31, 2010 was mostly because of the end of exclusivity for the product sumatriptan, our authorized generic version of Imitrex®. Excluding sumatriptan, our North American generics portfolio experienced 13% growth in revenues.
During the year ended March 31, 2010, we launched nine new products, including one OTC offering. The new products included nateglinide, omeprazole magnesium, metformin glyburide and fluoxetine DR. These new launches generated revenues of Rs.763 million, or 5% of our total North America revenues.
Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2010, we filed 12 ANDAs in the United States, including six Paragraph IV filings. During the year ended March 31, 2010, the U.S. FDA granted us 12 final ANDA approvals and five tentative ANDA approvals. As of March 31, 2010, we had filed a cumulative total of 158 ANDAs in the United States, out of which 73 ANDAs were pending approval at the U.S. FDA, including 11 tentative approvals. The key product approvals during the year ended March 31, 2010 include fexofenadine and pseudoephedrine hcl, omeprazole mg, metformin glyburide and fluoxetine DR.
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
During the year ended March 31, 2010, we announced a reorganization of our North American Generics business to centralize all commercial and business functions into our New Jersey office and centralize all operational functions into our Louisiana facility.
In the year ended March 31, 2008, we launched our own OTC products division and successfully introduced ranitidine 150 mg OTC in September 2007 and cetirizine 10 mg OTC in January 2008. During the year ended March 31, 2010, omeprazole mg was launched and the sales of our OTC business in the United States during the year ended March 31, 2010 generated revenues of Rs.1,575 million.
In Canada, in the year ended March 31, 2002, we entered into a profit sharing arrangement with distributors to market certain of our generic products. This business generated revenues of Rs.480 million during the year ended March 31, 2010.
In April 2008, we acquired BASF’s pharmaceutical contract manufacturing business and related facility in Shreveport, Louisiana in the United States of America. This business involves contract manufacturing of generic prescription drugs and OTC products for branded and generic companies in the United States. The acquisition strengthened our supply chain for North America (the United States and Canada) and provides a strong platform for pursuing additional growth opportunities. Expansions to the Shreveport facility are being planned, as more fully described below under the section titled “Global Generics Manufacturing and Raw Materials”.

Competition
Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors in the U.S. market include Teva Pharmaceutical Industries Limited, Mylan Inc., Watson Pharmaceuticals, Inc., Sandoz, a division of Novartis Pharma A.G, Ranbaxy Laboratories Limited and Caraco Pharmaceuticals Laboratories Limited.
Brand name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction, which may reduce the demand for the original dosage form as sought by a generic ANDA dossier applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA dossier to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or data exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing for the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company which has been awarded the generic exclusivity period.
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
Our facilities and products are periodically inspected by the U.S. FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance with applicable requirements can result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the U.S. government to enter into supply contracts or to approve new drug applications and criminal prosecution. The U.S. FDA also has the authority to deny or revoke approvals of drug active pharmaceutical ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure by us to comply with applicable U.S. FDA policies and regulations could have a material adverse effect on the operations in our generics business.
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
An ANDA applicant in the United States is required to review the patents of the innovator listed in the U.S. FDA publication entitled Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book,” and make an appropriate certification. There are several different types of certifications that can be made. A Paragraph IV filing is made when the ANDA applicant believes its product or the use of its product does not infringe on the innovator’s patents listed in the Orange Book or where the applicant believes that such patents are not valid or enforceable. The first generic company to file a Paragraph IV filing may be eligible to receive a six-month marketing exclusivity period from the date a court rules the patent is invalid or not infringed. A Paragraph III filing is made when the ANDA applicant does not intend to market its generic product until the patent expiration. A Paragraph II filing is made where the patent has already expired. A Paragraph I filing is made when the innovator has not submitted the required patent information for listing in the Orange Book. Another type of certification is made where a patent claims a method of use, and the ANDA applicant’s proposed label does not claim that method of use. When an innovator has listed more than one patent in the Orange Book, the ANDA applicant must file separate certifications as to each patent. Generally, Paragraph IV and Paragraph III filings are made before the product goes off patent, and Paragraph II and Paragraph I filings are made after the patent has expired.

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
The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act of 2003”) modified certain provisions of the Hatch-Waxman Act. In particular, significant changes were made to provisions governing 180-day exclusivity and forfeiture thereof. The new statutory provisions governing 180-day exclusivity may or may not apply to an ANDA, depending on whether the first Paragraph IV certification submitted by any applicant for the drug was submitted prior to the enactment of the Medicare Amendments on December 8, 2003.
Where the first Paragraph IV certification was submitted on or after December 8, 2003, the new statutory provisions apply. Under these provisions, 180-day exclusivity is awarded to each ANDA applicant submitting a Paragraph IV certification for the same drug with regard to any patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug. The 180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants. However, a first applicant may forfeit its exclusivity in a variety of ways, including, but not limited to (a) failure to obtain tentative approval within 30 months after the application is filed or (b) failure to market its drug by the later of two dates calculated as follows: (x) 75 days after approval or 30 months after submission of the ANDA, whichever comes first, or (y) 75 days after each patent for which the first applicant is qualified for 180-day exclusivity is either (1) the subject of a final court decision holding that the patent is invalid, not infringed, or unenforceable or (2) withdrawn from listing with the U.S. FDA (court decisions qualify if either the first applicant or any applicant with a tentative approval is a party; a final court decision is a decision by a court of appeals or a decision by a district court that is not appealed). The foregoing is an abbreviated summary of certain provisions of the Medicare Act of 2003, and accordingly it should be consulted for a complete understanding of both the provisions described above and other important provisions related to 180-day exclusivity and forfeiture thereof.
Where the first Paragraph IV certification was submitted prior to enactment of the Medicare Act of 2003, the statutory provisions governing 180-day exclusivity prior to the Medicare Act of 2003 still apply. The U.S. FDA interprets these statutory provisions to award 180-day exclusivity to each ANDA applicant submitting a Paragraph IV certification for the same drug on the same day with regard to the same patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug with regard to the same patent. The 180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or on the date of a final court decision holding that the patent is invalid, not infringed, or unenforceable, whichever comes first. A final court decision is a decision by a court of appeals or a decision by a district court that is not appealed.

United States Healthcare Reform — Patient Protection and Affordable Care Act
In March 2010, the “Patient Protection and Affordable Care Act”, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), was signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and is expected to significantly impact the U.S. pharmaceutical industry. Among the provisions of the PPACA that may affect our business include the following:
•
The PPACA is anticipated to expand healthcare coverage to tens of millions of U.S. citizens, mostly those employed in smaller companies and the unemployed. The PPACA also reduces certain co-payments for Medicaid, a joint federal and state health insurance program for the poor. These changes should provide opportunities for us to increase our pharmaceutical products sales volumes in the long term.

•
The PPACA also imposes new rules regarding insurance regulation and access. For example, there will be new regulations governing the insurance industry that will prohibit the denial of coverage due to pre-existing diseases, and ban placing lifetime value limits on insurance policy coverages. Indirectly, these reforms should also provide opportunities for us to improve our pharmaceutical products sales volumes in the long term.

•
In addition, the PPACA set forth new regulations relating to biological drugs. Among other things, the PPACA creates an abbreviated pathway to U.S. FDA approval of “bio-similar” biological products and allows the first interchangeable bio-similar product 18 months of exclusivity. These pro-generic provisions may provide increased opportunities for our bio-generics business, but also could increase competition in that field and thus adversely impact the selling prices, costs and/or profit margins for our bio-generics business. Conversely, the PPACA also has some anti-generic provisions, including provisions granting the innovator of a biological drug product 12 years of exclusive use before generic drugs can be approved based on being bio-similar. Such provisions may inhibit our ability to obtain U.S. FDA approval for our bio-similar products, and thus could adversely affect our bio-generics business.

•
The PPACA imposes on pharmaceutical manufacturers a variety of additional rebates, discounts and fees. Among other things, the PPACA includes annual, non-deductible fees that go into effect in 2011 for entities that manufacture or import certain prescription drugs and biologics. This fee will be calculated based upon each organization’s percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare, Medicaid and Veterans’ Affairs and Public Health Service discount programs), and authorized generic products are treated as branded products. In addition, the PPACA changes the computations used to determine Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program by redefining the average manufacturer’s price (“AMP”), effective October 1, 2010, and by using 23.1% instead of 15% of AMP for most branded drugs and 13% instead of 11% of AMP for generic drugs, effective January 1, 2010. The impact of the retroactive Medicaid rebate changes has been accounted for in our consolidated financial statements, but it was not material to our U.S. revenues. The PPACA also increases the number of healthcare entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

•
The PPACA makes several important changes to the federal anti-kickback statute, false claims laws, and health care fraud statutes — that may make it easier for the government or whistleblowers to pursue such fraud and abuse violations. In addition, the PPACA increases penalties for fraud and abuse violations. If our past, present or future operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business and our financial results.

•
To further facilitate the government’s efforts to coordinate and develop comparative clinical effectiveness research, the PPACA establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in such research. The manner in which the comparative research results would be used by third-party payors is uncertain.

The impact of the PPACA will be seen as it is implemented, by promulgation of regulations and other administrative and judicial actions. We are continuing to evaluate the impact of the PPACA and how it may affect our business.

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
Our sales of generic drugs in Europe for the year ended March 31, 2010 were Rs.9,643 million, which accounted for 20% of our Global Generics segment’s sales, and represented a decrease of 19% as compared to sales of generic drugs in Europe for the year ended March 31, 2009. This decrease was largely on account of our German operations, which were impacted by the shift to a tender based supply model and other significant changes within the German generic pharmaceutical market, as further explained below. Within Europe, significant sales are generated by beta Holding GmbH (“betapharm”), our German subsidiary. In March 2006, we acquired 100% of betapharm from 3i Group plc, a European private equity firm. This acquisition allowed us to enter the German generics market. Key new product launches in the year ended March 31, 2010 included clopidogrel and pantoprazole.
Sales, Marketing and Distribution Network
Germany. Over the last three years, the German pharmaceutical market underwent a significant change. The new healthcare reform (the Statutory Health Insurance — Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“GKV — WSG”) (an act to strengthen the competition in public health insurance), which was effective as of April 1, 2007, has significantly increased the power of insurance companies and statutory health insurance funds (“SHI funds”) to influence dispensing of medicines. Pursuant to the new law, pharmaceutical products covered by rebate contracts with insurance companies have to be prescribed by physicians and dispensed by pharmacies. This has increased the power of insurance funds. As a result, several SHI funds have entered into rebate contracts with pharmaceutical companies, causing pressure on margins.
Pursuant to the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model, further tenders were announced by several SHI funds during the year ended March 31, 2010. We participated in these tenders through our wholly-owned subsidiary, betapharm. The final results of a majority of these tenders were announced during the year ended March 31, 2010 with a lower than anticipated success rate for betapharm.
Traditionally, the SHI fund contracts had the elements of basic rebate and incremental rebates on additional prescriptions generated through persons insured by these SHI funds. Since the new healthcare reforms, the SHI funds have been aggressive in negotiating rebates for their contracts. Consequently, in recent years they have negotiated higher discounts.
We sell a broad and diversified range of generic pharmaceutical products under the “betapharm” brand. Value-added services provided by the beta institute gemeinnützige GmbH, also known as the beta Institute for Socio medical Research, are fully integrated into the sales and marketing effort and provide a unique differentiation point. The beta Institute for Socio medical Research is a non-profit organization engaged in research and development in order to seek means of improving the healthcare process in ways that promote the psychological welfare of patients.
With the above-mentioned discount contracts being effective, and further competitive bidding tenders announced by SHI funds, long term changes in the German structural framework conditions are ongoing. The German generics market has experienced a shift to a tender based supply model from that of a prescription based market, where the key driver for generating sales was doctors’ preferences and influence enjoyed by generic companies with the pharmacists. In response to these market changes, betapharm has undergone a comprehensive restructuring of its sales force, with a reduction of more than 200 people since we acquired it in March 2006.

United Kingdom and other Countries within Europe
We market our generic products in the United Kingdom and other EU countries through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently market approximately 29 generic products in such countries, representing over 103 dosage strengths. New product launches in the year ended March 31, 2010 included clopidogrel, losartan, pantoprazole, ranitidine and tizanidine.
We also seek to expand our presence to other European countries, either directly or through strategic alliances. Other European countries where we have a physical presence and have been able to build our franchise include Romania and Italy. We have a representative office in Romania, and our sales in Romania during the year ended March 31, 2010 were Rs.635 million.
We market our generic products in Italy through our Italian subsidiary, Dr. Reddy’s SRL. This subsidiary was formed in the year ended March 31, 2009 in connection with our acquisition of Jet Generici SRL, a company engaged in sale of generic finished dosages in Italy. We currently market approximately 24 generic products representing 38 dosage strengths in Italy. New product launches in Italy during the year ended March 31, 2010 include lansoprazole, pantoprazole and sumatriptan.
In continuation to the realignment of our Global Generics segment’s strategy for finished dosages to focus on certain key geographies, we closed our sales and marketing operations in Spain during the year ended March 31, 2010.
Competition
In Germany, we believe that the companies with the largest generics market shares are losing their market shares to companies having rebate contracts with SHI funds. Our key competitors within the German generics market include Sandoz group (including its Hexal, Sandoz and 1A Pharma subsidiaries), Ratiopharm group (including its Ratiopharm and CT Arzneimittel subsidiaries) and Stada group (including its Stada and Aliud subsidiaries). With the discount contracts with SHI funds becoming effective, long term structural changes are ongoing in the German market. Many companies have decided to cut their sales force to reduce fixed costs; others still believe that sales representatives remain a useful differentiating factor in this highly competitive environment.
The United Kingdom is one of the largest markets for generic pharmaceuticals in Europe. It is also one of the most competitive markets, due to its very low barriers to entry. Significant vertical integration exists between wholesalers and retailers, ensuring low prices as long as there are several suppliers. The number of major pharmaceutical companies in the U.K. pharmaceutical market has decreased due to consolidation.
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

Generic or abridged applications omit full non-clinical and clinical data but contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. The majority of our generic applications are made on the basis of essential similarity although other criteria may be applied. In the case of an essentially similar application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is essentially similar to the innovator product with respect to quality, safe usage and continued efficacy. The applicant is also required to demonstrate bio-equivalence with the reference product. Once all these criteria are met, a Marketing Authorization may be considered for grant.
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
In Germany, the government is currently focused on reducing health care spending. During the year ended March 31, 2007, the German government passed the Economic Optimization of Pharmaceutical Care Act (“Arzneimittelversorgungs-Wirtschaftlichkeisgestz” or “AVWG”) which became effective as of May 1, 2006, which is designed to contain increased pharmaceutical costs. The AVWG’s provisions include, among other things: prohibitions on the provision of free goods to health professionals (including wholesalers, pharmacists, medical institutions and physicians); limitations on the payment of rebates to wholesalers and pharmacists; prohibitions on price increases for medicinal products prior to March 31, 2008; implementation of additional mandatory rebates of 10% if pharmaceutical prices are not 30% below the reference prices as published by the Federal Associations of Healthcare Insurance funds; and empowering the statutory health insurance funds to waive co-payments by patients.
Due to the AVWG, insurance companies operating in Germany have the power to influence prices, and they have done so by releasing several products from co-payment.
Further, the government passed a new healthcare reform, the Statutory Health Insurance — Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“WSG”), which became effective as of April 1, 2007. Highlights of this new act are:
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

As a result of these reforms, we expect a continuing pricing pressures in the German generics market and estimate that revenue growth will be driven by higher volumes and new launches.
Impairment
During the the year ended March 31, 2009, there were significant changes in the German generic pharmaceutical market which impacted the operations of our German subsidiary betapharm. The biggest change was the shift to a tender based supply model within the German generic pharmaceutical market, as most prominently evidenced by the announcement of a large competitive bidding (or “tender”) process by the Allgemeine Ortskrankenkassen (“AOK”), the largest German statutory health insurance fund (“SHI fund”). In addition, there was a continuing decrease in prices of pharmaceutical products and an increased quantity of discount contracts being negotiated with other SHI funds.
In the AOK tender, we were awarded 8 products (with 33 contracts) covering AOK-insured persons in various regions within Germany, which represented 17% of the overall volume of the products covered by the AOK tender. betapharm was among the top three companies in terms of number of contracts awarded. While our future sales volumes are expected to increase for the products awarded to us under the AOK tender, we expect that our overall profit margins under the AOK tender arrangement will be significantly lower due to decreased prices per unit of product. Also, the products awarded to us in the AOK tender did not include products which we consider to be our key products.
Due to these developments, as at March 31, 2009, we tested the carrying value of our product related intangibles and goodwill for impairment. The impairment test resulted in our recording an impairment loss on certain product related intangibles amounting to Rs.3,167 million and impairment loss of Rs.10,856 million on goodwill of the betapharm cash generating unit during the year ended March 31, 2009. Furthermore, due to the above adverse market developments and consequential impairment losses recorded by us in our betapharm cash generating unit, we also reviewed the useful life of our indefinite life intangible asset trademark/brand —‘beta’ and revised it to 12 years.
During the year ended March 31, 2010, the shift to a tender based supply model continued in the German generics market, with increasing tender activity by a number of SHI funds (in addition to AOK). The SHI funds opted for tenders to a greater degree than we had anticipated during the year ended March 31, 2009. The final results of a majority of these tenders were announced, with a lower than anticipated success rate for betapharm. As a result of the increasing usage of tender processes by SHI funds, we expect that the contracts awarded in tenders are likely to account for a significant portion of future sales in the German generic pharmaceutical market, at a rate which is comparatively higher than the assumptions we had made earlier during the year ended March 31, 2009.
Due to such market conditions, we have reassessed the impact of these tenders on our future forecasted sales and profits. As a result of this re-evaluation, the carrying amounts of both the product related intangibles and the betapharm cash generating unit were determined to be higher than their respective recoverable amounts. Accordingly, an impairment loss of Rs.2,112 million for the product related intangibles and Rs.6,358 million for the betapharm cash generating unit has been recognized in our income statement. Of the impairment loss pertaining to the betapharm cash generating unit, Rs.5,147 million has been allocated to the carrying value of goodwill, thereby impairing the entire carrying value. The remaining Rs.1,211 million has been allocated to the trademark/brand — ‘beta’, which forms a significant portion of the betapharm cash generating unit.
To offset the impact of reduced prices on betapharm’s profitability, we increased the proportion of betapharm’s products sourced from Indian manufacturing facilities, restructured betapharm’s work force (terminating approximately 200 employees during the year ended March 31, 2010) and reduced betapharm’s selling, general and administrative expenses to achieve a more sustainable structure in light of the current tender-based model and economic climate in Germany.
Other markets of our Global Generics segment
In March 2009, we announced a realignment of our Global Generics segment’s strategy for finished dosages to focus on certain key geographies, and that we would gradually exit from some of our very small, distributor driven markets. During the year ended March 31, 2010, we exited from all such small, distributor driven markets. The markets we exited accounted for less than 1% of our total company revenues.

The realignment resulting from this exit from small, distribution driven markets represents an important new focus in our Global Generics segment. Not only has this realignment resulted in consolidation and reduction in complexity of our operations, it has also enabled us to significantly enhance our customer service and to increase our market share in the key geographies where we already have a considerable presence.
Our revenues from other markets of this segment were Rs.2,868 million in the year ended March 31, 2010, as compared to Rs.1,959 million in the year ended March 31, 2009. The other key markets of our Global Generics segment include Venezuela, South Africa, New Zealand, Brazil, Myanmar, Jamaica, Sri Lanka and Vietnam.
Our revenues from Venezuela were Rs.1,005 million in the year ended March 31, 2010, as compared to Rs.639 million in the year ended March 31, 2009, with such increase primarily due to increases in both sales volumes and price. The increase in prices was largely attributable to Venezuela’s high inflation rates during these periods.
In South Africa, we operate through a joint venture, with a controlling interest of 60% in the venture. Our revenues from this country were Rs.444 million in the year ended March 31, 2010, as compared to Rs.285 million in the year ended March 31, 2009. This increase in revenues was primarily due to an increase in sales volumes of our key brand Omez, our brand of omeprazole, as well as the launch of two new products, moxifloxacin and desloratidine.
In Australia, during the year ended March 31, 2010 we received approvals for three new products, amlodipine, terbinafine and risperidone, and commenced selling the latter two products. In Australia, we operate through Dr. Reddy’s Laboratories (Australia) Pty Ltd. which, in past years, was a joint venture in which we owned a 70% equity interest. During the year ended March 31, 2010, we acquired the remaining 30% stake in such joint venture from the minority equityholders, and it is now our wholly-owned subsidiary.
GSK Alliance
During the year ended March 31, 2010, we entered into a strategic partnership with GlaxoSmithKline plc (“GSK”) to develop and market select products across emerging markets outside India. This partnership will expand our reach in emerging economies, and leverage our product portfolio and process development strengths across our Generic business and Differentiated Formulations business with GSK’s market knowledge and presence in such markets. The products will be manufactured by us, and will be licensed and supplied to GSK in markets such as Latin America, Africa, the Middle East and Asia Pacific, excluding India. In view of the time required to file the dossiers in various markets, to obtain their approval from the respective authorities and to launch the products, this alliance is expected to make a meaningful contribution to our revenues only after a period of two to three years.
Global Generics Manufacturing and Raw Materials
Manufacturing for our Global Generics segment entails converting active pharmaceutical ingredients (“API”) into finished dosages. We have seven manufacturing facilities, six of which are in India and the other of which is in Shreveport, Louisiana, United States. We also have one packing facility in the United Kingdom. Two of the Indian facilities, one each at Hyderabad and Vizag are also U.S. FDA compliant. During the year ended March 31, 2010, the two facilities in India and the one in Louisiana were inspected by the U.S. FDA and there were no major open audit observations. The manufacturing site in Vizag, India is a state of art facility for the manufacture of injectable form and potent products. The Vizag facility has satisfactorily passed inspection by the National Health Surveillance Agency (also known as “ANVISA”) of Brazil and by the German drug regulator BfArM. These facilities are designed in accordance with Good Manufacturing Practice (“GMP”) requirements and are used for the manufacture of tablets and hard gelatin capsules, for sale in India as well as regulated and highly regulated markets.
We manufacture most of our finished products at these facilities and also use third-party manufacturing facilities as we determine necessary. We also purchase some products from approved third parties based on the necessity and requirement of our markets. For each of our products, we endeavor to identify alternate suppliers of our products and the processes applicable to our products.

For the manufacturing of products intended to be sold in highly regulated markets, such as the United States, Europe, Australia, New Zealand, South Africa and Brazil, we are required to identify the suppliers of active raw materials for our products in the drug applications and dossiers. If raw materials for a particular product become unavailable from an approved source specified in a drug application, we are required to qualify a substitute supplier with the regulatory authorities, which could interrupt the manufacturing of the affected product. To the extent practicable, we attempt to identify more than one supplier in each drug application or make plans for alternate vendor development from time to time, considering the supplier’s history and future product requirements. However, some raw materials are available only from a single source and, in some of our drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist. In addition, we obtain a significant portion of our inactive pharmaceutical ingredients from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, respective country regulations, various import duties and other government clearances.
In addition to our manufacturing facilities within India, we have manufacturing facilities overseas (such as our facilities at Beverley, United Kingdom and Shreveport, Louisiana, USA) along with contract manufacturing sites. All these sites are approved by the respective regulatory bodies in the jurisdictions where they are located. In Germany, betapharm’s products are mainly manufactured at our facilities in India and through some contract manufacturers at third party locations. We intend to continue shifting the manufacturing of betapharm products to our facilities in India. The logistics services for storage and distribution in Germany are outsourced to a third party service provider.
Manufacturing of finished dosages for less regulated markets is also subject to strict quality and contamination controls throughout the manufacturing process. We manufacture formulations in various dosage forms including tablets, capsules, injections, liquids and creams. These dosage forms are then packaged, quarantined and subject to stringent quality tests, to assure product quality before release into the market. We manufacture our key brands for our Indian markets at our facilities in Baddi, Himachal Pradesh and Yanam, Pondicherry, to take advantage of certain fiscal benefits offered by the Government of India, which include exemption from income tax and excise duty, in the case of Baddi, Himachal Pradesh, and exemption from income tax, in the case of Yanam, Pondicherry, for a specified period.
All pharmaceutical manufacturers that sell products in any country are subject to regulations issued by the Ministry of Health (“MoH”) of the respective country. These regulations govern, or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products. Our facilities and products are periodically inspected by various regulatory authorities such as the U.S. FDA, the U.K. MHRA, the South African Medicines Control Council, the Brazilian ANVISA, the Romanian National Medicines Agency, the Gulf Co-operation Council group, the Ministry of Health of Kirgystan and the World Health Organization, all of which have extensive enforcement powers over the activities of pharmaceutical manufacturers operating within their jurisdiction.
Product Transfers and Capacity Expansion
To meet growing demand in regulated markets, we are in the process of making one of our finished dosage facilities currently serving branded markets U.S. FDA compliant. This will ease the pressure and optimize the capacities across our plants. Furthermore, we are also in the process of expanding our existing facilities and setting up new manufacturing facilities. We have already acquired 9.22 acres of land at Baddi, Himachal Pradesh, India to set up a finished dosages plant. This will be our second facility at Baddi.
Shreveport Expansion
In July 2010, we entered in to an agreement with the state of Louisiana, in the United States of America, to expand our Shreveport operations with tax incentives and support from the state and local governments. The project aims to retain over 161 jobs while adding approximately 73 new jobs, and represents a capital investment of up to U.S.$16.5 million.
The plans to expand the scope and scale of our Shreveport facility are driven by a combination of several factors including, among other considerations, the strategic fit of the products and capabilities of the site with our corporate growth objectives, the work ethic of the people of North Louisiana, and the state and local tax incentives offered to us.
The 300,000-square-foot Shreveport facility is the largest producer of silver sulfadiazine cream and the second-largest producer of ibuprofen for the North American market. This planned expansion will allow us to support multiple new products at the site.

Pharmaceutical Services and Active Ingredients Segment (“PSAI”)
Our PSAI segment accounted for 29% of our total revenues for the year ended March 31, 2010. This segment includes active pharmaceutical ingredients and intermediates (“API”), also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. This segment also includes contract research services and the manufacture and sale of API and steroids in accordance with specific customer requirements.
API become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption (such as a tablet, capsule or liquid) using additional inactive ingredients. We produce and market more than 100 different APIs in numerous markets. We export API to emerging markets, as well as developed markets, covering more than 80 countries. Our principal markets in this business segment include North America (the United States and Canada) and Europe. Our PSAI segment’s API business is operated independently from our Global Generics segment and, in addition to supplying API to our Global Generics segment, our PSAI segment sells API to third parties for use in creating generic products, subject to any patent rights of other third parties. Our PSAI segment’s API business also manufactures and supplies all of the API requirements of our pharmaceutical services business. The research and development group within our API business contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 15-20 new products every year.
The pharmaceutical services (contract research and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in process chemistry to serve the niche segment of the pharmaceutical and fine chemicals industry. Over the years, our business strategy in this area has evolved to focus on the marketing of process development and manufacturing services. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to take their innovations to the market speedily and more efficiently. The focus is to leverage our skills in process development, analytical development, formulation development and Current Good Manufacturing Practice (“cGMP”) manufacturing to serve various needs of innovator pharmaceutical companies. We have positioned our PSAI segment’s Custom Pharmaceutical Services business to be the partner of choice for large and emerging innovator companies across the globe, with service offerings spanning the entire value chain of pharmaceutical services.
Sales, Marketing and Distribution
Emerging Markets. India is an important emerging market, accounting for 13% of the PSAI segment’s revenues in the year ended March 31, 2010. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. In India, our top six products are ciprofloxacin, ranitidine, ramipril, losartan potassium, clopidogrel and naproxen. The market in India is highly competitive, with severe pricing pressure and competition from cheaper Chinese imports in several products.
In India, our sales team works closely with our sales agents to market our products. We market our products through these sales agents, commonly referred to as “indenting agents,” with a focus on regional sales and marketing. The sales are made directly from the factory.
Our sales to other emerging markets were Rs.7,433 million for the year ended March 31, 2010. Our other key emerging markets include Israel, Turkey, Mexico, South Korea, Brazil, Bangladesh, Iran, Malaysia, Argentina, Saudi Arabia, China, Egypt, Jordan, Syria, Australia, Chile, Thailand, South Africa, Taiwan and Indonesia. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our strategy is to build relationships with top customers in each of these markets and partner with them in product launches by providing timely technical and analytical support.
Developed Markets. Our principal markets are North America (the United States and Canada) and Europe. In the United States and Europe, over the next two to three years, a large number of products are expected to lose patent protection, providing growth opportunities for our API business. We have been marketing API in the United States for over a decade. We market through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.
With respect to API, we filed 36 DMFs worldwide in the year ended March 31, 2010, 19 of which were filed in the United States, 5 in Canada, 8 in Europe and 4 in other countries. With these filings, we have a total of 156 U.S. DMFs filed as of March 31, 2010. Also, as of March 31, 2010, we had filed 91 DMFs in Europe and had 31 certificates of suitability granted by European authorities.

Including our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India), as of March 31, 2010, we have made a total of 378 filings worldwide. For most of these, we are either already supplying commercial quantities or development quantities of API to various generic formulators.
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
India. All of the facilities in India are located in the state of Andhra Pradesh. With over 840 reactors of different sizes offering 2.6 million liters of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. We also source several APIs from third party suppliers for the emerging markets to optimally utilize our in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During the year ended March 31, 2010, approximately 6% of our total revenues resulted from sales of API procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.
Our API outsourcing activities were improved during the year ended March 31, 2010 as a result of a new initiative to strengthen our relationships with our API vendors, who we view as our business partners, through a dedicated quality assurance team. This initiative has helped us maintain a strong and sustaining supply chain. In line with our philosophy of ensuring that our business partners grow with us, we have implemented a strong infrastructure to improve the performance of our partners, both in volume and quality. This includes a dedicated team of professionals from our technical, quality and commercial teams working with the partners, as well as a dedicated quality laboratory and a development laboratory. This has further helped us to mitigate risks due to single source and quality related issues. During the year ended March 31, 2010, two of our manufacturing facilities in India were inspected by U.K. MHRA and there were no major audit observations.
Mexico. Our U.S. FDA inspected plant in Mexico was acquired from Roche during the year ended March 31, 2006. In addition to manufacturing the active pharmaceutical ingredients naproxen and naproxen sodium and a range of intermediates, the Mexico facility synthesizes steroids for use in pharmaceutical and veterinary products. During the year ended March 31, 2010, this plant sold 45 metric tons of epoxide, as an intermediate, to Roche for use in creating treatments for the epidemic swine flu which is categorized as Severe Acute Respiratory Syndrome, or more commonly known as “SARS”.
For our contract research services, we have well-resourced synthetic organic chemistry laboratories, analytical laboratories and kilo laboratories at our technology development centers at Miyapur and Jeedimetla in Hyderabad. We have added a new crystallization laboratory that enhances our technical capability to study finishing stages of API manufacturing and process safety. Our chemists and engineers understand cGMP manufacturing and regulatory requirements for synthesis, manufacture and formulation of a NCE from the pre-clinical stage to commercialization. To complete the full value chain in development services, we also provide formulation development services. We now have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. Larger quantities of APIs are sourced from API plants in India and Mexico.

The Dowpharma Small Molecules business, which we acquired from The Dow Chemical Company in April 2008, continues to offer niche capabilities, such as biocatalysis, chemocatalysis and hydroformulation, to provide cost effective solutions for chiral molecules. We are leveraging the acquired business and intangibles (including customer contracts, associated API products, process technology and know-how, technology licensing rights, trademarks and other intellectual property) to provide services and products to our existing customers, as well as new customers. The approximately 80 employees who joined us as a part of the acquisition have been integrated within our business. The non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development, also acquired as part of the acquisition, continues to offer us opportunities to provide technology leveraged manufacturing services to innovators, including major global pharmaceutical companies. To further develop the acquired technologies and patents, during the year ended March 31, 2010 we commissioned a pharmaceutical grade mPEG alcohol manufacturing plant at our Cuernavaca facility in Mexico. We currently manufacture mPEG alcohols at our cGMP facility at Mirfield, United Kingdom. mPEG alcohols are the key raw materials for activated mPEGs, and are extensively used for pegylation with biologic drugs, and increasingly for peptides and small molecule pharmaceuticals. Consequently, during the year ended March 31, 2010, we launched our extensive range of activated mPEGs under the brand name “PEGtech”. Our contract research and manufacturing business is uniquely positioned in the market where it utilizes assets (both in terms of physical assets and technical know-how) of a vertically integrated pharmaceutical company and combines this with the service model which we built over the last few years.
Competition
The global API market can broadly be divided into highly regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The highly regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. During the year ended March 31, 2010, the competitive environment for the API industry underwent significant changes. These changes included increasing consolidation in the global generics industry and vertical integration of some key generic pharmaceutical companies. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Hetero Drugs Limited, Divi’s Laboratories Limited, Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Matrix Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.
With respect to our custom pharmaceuticals business, we believe that contract manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and a low-cost manufacturing infrastructure. Key competitors in India include Divis’s Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited, Jubilant Organosys Limited and Nicholas Piramal India Limited. Key competitors from outside India include Lonza Group, Koninklijke DSM N.V., Albany Molecular Research, Inc., Patheon, Inc. and Cardinal Health, Inc. We distinguish ourselves from our key competitors by offering a wider range of cost effective services spanning the entire pharmaceutical value chain. Growth in contract manufacturing is likely to be driven by increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics. India is emerging as an alliance and outsourcing destination of choice for global pharmaceutical companies. Companies such as Roche, Bayer, Aventis, Novartis, Eli Lilly, Merck Sereno and GlaxoSmithKline are all executing plans to make India the regional hub for API and supply of bulk drugs.
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

We submit a DMF for active pharmaceutical ingredients to be commercialized in the United States. Any drug product for which an ANDA is being filed must have a DMF in place with respect to a particular supplier supplying the underlying API. The manufacturing facilities are inspected by the U.S. FDA to assess compliance with Current Good Manufacturing Practice regulations (“cGMP”). The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet U.S. FDA standards before products may be exported to the United States. Eight of our manufacturing facilities are inspected by the U.S. FDA. For European markets, we submit a European DMF and, where applicable, obtain a certificate of suitability from the European Directorate for the Quality of Medicines.
Proprietary Products Segment
Our Proprietary Products segment involves the discovery of new chemical entities and differentiated formulations for subsequent commercialization and out-licensing. It also involves our specialty pharmaceuticals business which launched sales and marketing operations for in-licensed dermatology products in the year ended March 31, 2009.
During the year ended March 31, 2010, we completed the transition of our drug discovery operations at Hyderabad, India, and transferred most of our fixed cost assets, research laboratories and scientific and support staff to Aurigene Discovery Technologies Limited (“Aurigene”), one of our wholly-owned subsidiaries, while retaining all the intellectual property with our parent company. We also created a semi-virtual research and development group to continue our efforts towards developing not only new chemical entities, but also novel differentiated formulations. This reorganization helped us to significantly reduce our fixed costs, and provided us with flexibility to collaborate with discovery biotechnology companies, including Aurigene, to tap their expertise in the niche areas of our interest. This will ensure effective management of our ongoing and future drug discovery and differentiated formulations programs. This research and development group has started working towards building our proprietary, branded research and development portfolio in collaboration with various partners and service providers, including Aurigene. As part of the reorganization, we also closed our research facility in Atlanta, Georgia in the United States of America, and the intellectual property of our drug discovery operations arising out of Atlanta are being transferred to this new research and development group.
Proprietary Products business
In our Proprietary Products segment, we actively pursue discovery and development of new molecules, sometimes referred to as “New Chemical Entities” (or “NCEs”) and differentiated formulations. Our research and development programs focus on the following therapeutic areas:
•	Metabolic disorders;
•	Cardiovascular disorders;
•	Bacterial infections; and
•	Pain and inflammation.
Our principal research laboratory is based in Hyderabad, India. As of March 31, 2010, we employed a total of 47 scientists, including approximately 12 scientists who held Ph.D. degrees, across all of this segment’s locations. For NCEs, we pursue an integrated research strategy at our laboratories, focusing on discovery of new molecular targets and the design of screening assays to screen for promising lead molecules, followed by selection and optimization of lead molecules and further clinical development of those optimized leads. For differentiated formulations, we are focusing on developing novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.
While we continue to seek licensing and development arrangements with third parties to further develop our products pipeline, we also conduct clinical development of some candidate drugs ourselves, which will enable us to derive higher value for our products. Our goal is to balance internal development of our own product candidates with in-licensing of promising compounds that complement our strengths. We also pursue licensing and joint development of some of our lead compounds with companies looking to implement their own product portfolio.

Alliances and Partnerships
In September 2005, we entered into a co-development and commercialization agreement with Denmark based Rheoscience A/S for the joint development and commercialization of Balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes. In the year ended March 31, 2009, we agreed with Rheoscience to amend the terms of this agreement. Under the terms of the amended agreement, we and Rheoscience will share costs for Phase III development according to certain pre-determined formulas. The parties will also share eventual revenues, whether from direct sales of products by either party or from third parties who may be responsible for marketing the product in certain countries. The agreement is valid for a period of ten years from the date of commercialization. We retain the right to supply clinical development and commercial quantities of the requisite active pharmaceutical ingredients on an arm’s length basis to all parties that commercialize DRF 2593. DRF 2593 commenced the first Phase III clinical trials in August 2007, which was completed in December 2009. The future strategy with respect to this molecule is currently being developed. In order to obtain approval from either the U.S. FDA or its European counterpart, the European Medicines Agency, many Phase III clinical trials will be required to be conducted over several years (the precise duration of which will be decided by the applicable regulatory authorities, after reviewing some of our Phase III clinical trials data).
In March 2009, we filed an Investigational New Drug (“IND”) application for DRL 17822, a selective inhibitor of cholesterylester transfer protein (or “CETP”), for the treatment of dyslipidemia, atherosclerosis and associated cardiovascular diseases. The compound showed potent elevation in high-density lipoprotein (or “HDL”) cholesterol and reduction of atherosclerotic plaques in animals, and has a clean safety profile in preclinical studies. Two out of three Phase I studies under an integrated protocol for this IND have been completed, and the third one is underway.
In March 2009 and May 2009, we filed IND applications for DRL 21994 and DRL 21995, respectively, for the treatment of dyslipidemia. The Phase I study on DRL 21995 has been completed and the results are being analyzed for further development. We have not yet started the Phase I studies for DRL 21994. The decision with respect to the strategy for this molecule going forward will be made after completing the analysis of Phase I data for DRL 21995.
During the year ended March 31, 2010, we completed the lead optimization for DRL 19440 for the treatment of bacterial infections. We are currently evaluating the commercial and licensing opportunities for this molecule.
In September 2006, we entered into an agreement with ClinTec International for the joint development of an anti-cancer compound, DRF 1042, belonging to the topoisomerase inhibitors class of compounds for use as potential treatment of various types of cancer. Phase I studies in India have been completed, although additional long-term toxicology studies are required in order to support Phase II clinical studies. Phase II studies are anticipated to commence once these additional toxicology studies are completed. The agreement is structured such that territories are split between us and ClinTec International, with milestones and royalties flowing between the parties based on successes achieved in their respective territories. In the quarter ended March 31, 2009, this agreement was restructured such that we ceased to be a joint development partner and Clintec International and its affiliates were given an option to in-license the product by a specific date. In order to exercise this option, ClinTec International was required to pay us an agreed initial amount plus certain milestone payments which were subject to achievement of specified development, launch and sales thresholds in the future. During the year ended March 31, 2010, ClinTec International advised us of their inability to arrange funding for such an in-licensing deal and, as a result, the joint development agreement was terminated and we retained all rights to DRF 1042. We are currently in the process of determining our future strategy for this molecule.
As part of our research program, we periodically enter into collaborations with leading institutions and laboratories. For example, we have collaborated with the National Cancer Institute in Maryland, which is a part of the United States National Institutes of Health. In February 2006, we entered into an agreement with Argenta Discovery Limited (“Argenta”) for the joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease (“COPD”). Under the terms of the agreement, the parties agreed to collaborate to identify clinical candidates from a certain class of our compounds for use as potential treatments for COPD. Both parties agreed to jointly develop the selected candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). Upon successful completion of a Phase IIa trial, the parties may either license-out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. We and Argenta had agreed to fund the joint collaboration up to proof-of-concept and share the development expenses equally and profits at a predetermined ratio. A molecule candidate was identified that could be developed for COPD, and Phase I studies were conducted on this molecule. Based on the results, we decided not to pursue this molecule further and we subsequently terminated the collaborative research contract with Argenta.

Our investments into research and development of NCEs and differentiated formulations have been consistently focused towards developing promising therapeutics. The compounds currently under active development in our pipeline include:

Development
Compound	Therapeutic Area	Status	partner	Remarks

DRF 2593	Metabolic disorders	Phase III	Rheoscience	In Phase III clinical testing for type 2 diabetes

DRL 17822	Metabolic disorders/ Cardiovascular (lipid) disorders	Phase I	N/A	Targeting dyslipidemia and atherosclerosis

DRF 1042	Oncology	Phase I	N/A	Targeted for solid tumors

DRL 21994	Cardiovascular (lipid) disorders	Phase I	N/A	Targeted for dyslipidemia

DRL 21995	Cardiovascular (lipid) disorders	Phase I	N/A	Targeted for dyslipidemia

DRL 19440	Anti-infectives	Preclinical Development	N/A	Targeted for bacterial infections
Patents. The status of our patents filed and issued as of March 31, 2010 is summarized below:

	USPTO(1)	USPTO(1)	PCT(2)	India	India
Category	(Filed)	(Granted)	(Filed)	(Filed)	(Granted)
Anti-diabetic	85	14	61	117	44
Anti-cancer	18	10	14	45	15
Anti-bacterial	8	5	10	22	4
Anti-inflammation/Cardiovascular	40	19	28	21	1
Anti-ulcerant	1	1	—	1	—
Miscellaneous	4	1	3	23	8

TOTAL	156	50	116	229	72

(1)	“USPTO” means the United States Patent and Trademark Office.

(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

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
The clinical trial process can take five to ten years or more to complete, and there can be no assurance that the data collected will be in compliance with good clinical practice regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support U.S. FDA approval of the product. The U.S. FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.
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

In India, under the Drugs and Cosmetics Act, 1940, the regulation of the manufacture, sale and distribution of drugs is primarily the concern of the state authorities while the Central Drug Control Administration is responsible for approval of new drugs, clinical trials in the country, establishing the standards for drugs, control over the quality of imported drugs, coordination of the activities of state drug control organizations and providing expert advice with a view of bringing about the uniformity in the enforcement of the Drugs and Cosmetics Act, 1940.
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
In order to eventually commercialize any products, we or our collaborator first will be required to sponsor and file an IND and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that is necessary to obtain U.S. FDA marketing approval. Clinical trials are normally done in three phases and generally take several years, but may take longer to complete. The clinical trials have to be designed taking into account the applicable U.S. FDA guidelines. Furthermore, the U.S. FDA may suspend clinical trials at any time if the U.S. FDA believes that the subjects participating in trials are being exposed to unacceptable risks or if the U.S. FDA finds deficiencies in the conduct of the trials or other problems with our product under development.
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

Promius Pharma
Promius Pharma is our subsidiary in Bridgewater, New Jersey in the United States of America focusing on our U.S. Specialty Business — i.e., development and sales of branded specialty products. It has a portfolio of in-licensed patented dermatology products and off-patent cardiovascular products. It also has an internal pipeline of dermatology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, onychomycosis, acne, psoriasis and androgenic alopecia. It has commercialized three products: EpiCeram, which is a skin barrier emulsion for the treatment of atopic dermatitis; Scytera, which is foam for the treatment of psoriasis; and Promiseb, which is a cream for the treatment for seborrheic dermatitis. Over the last year, since the business has been launched, Promius Pharma has been able to enter into successful partnerships with companies such as Ceragenix, Foamix, Sinclair and Antares for in-licensing of products. It also leverages on our research, development and manufacturing facilities at Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, pre-clinical and clinical studies. Promius Pharma has approximately 50 sales representatives in the field. Its sales force targets physicians in the field of dermatology and is supported by a direct marketing team and a public relations program. In addition to its sales force, Promius Pharma’s account managers also call on purchasing agents for drug wholesalers and chain drug stores.
The manufacturing of Promius Pharma’s products has been outsourced to third party manufacturers based in the United States and Europe. The third party manufacturers are responsible for sourcing the raw materials required for manufacturing the products. However, in some cases we source the active pharmaceutical ingredients and supply them to the third party manufacturer. The logistics services for storage and distribution have also been outsourced to a third party service provider.

4.C. Organizational structure
Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2010:

		Percentage of Direct/
	Country of	Indirect Ownership
Name of Subsidiary	Incorporation	Interest
DRL Investments Limited	India	100%
Reddy Pharmaceuticals Hong Kong Limited	Hong Kong	100%
OOO JV Reddy Biomed Limited	Russia	100%
Reddy Antilles N.V.	Netherlands	100%
Reddy Netherlands B.V.	Netherlands	100	%(1)
Reddy US Therapeutics, Inc.	U.S.A.	100	%(1)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100	%(10)
Dr. Reddy’s Farmaceutica do Brasil Ltda	Brazil	100%
Cheminor Investments Limited	India	100%
Aurigene Discovery Technologies Limited	India	100%
Aurigene Discovery Technologies, Inc.	U.S.A.	100	%(3)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33	%(4)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100	%(10)
Dr. Reddy’s Laboratories (U.K.) Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	60	%(12)
Reddy Cheminor S.A.	France	100	%(2)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
Dr. Reddy’s Bio-sciences Limited	India	100%
Promius Pharma LLC (formerly Reddy Pharmaceuticals, LLC)	U.S.A.	100	%(6)
Trigenesis Therapeutics, Inc.	U.S.A.	100%
Industrias Quimicas Falcon de Mexico, SA de CV	Mexico	100%
Reddy Holding GmbH	Germany	100	%(7)
Lacock Holdings Limited	Cyprus	100%
betapharm Arzneimittel GmbH	Germany	100	%(8)
beta Healthcare Solutions GmbH	Germany	100	%(8)
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	Germany	100	%(8)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia SPA	Italy	100	%(7)
Dr. Reddy’s Laboratories (Australia) Pty Ltd.	Australia	100%
Dr. Reddy’s Laboratories SA	Switzerland	100%
Eurobridge Consulting B.V.	Netherlands	100	%(1)
OOO DRS LLC	Russia	100	%(9)
Aurigene Discovery Technologies(Malaysia ) Sdn, Bhd	Malaysia	100	%(3)
Dr. Reddy’s New Zealand Limited (formerly Affordable Healthcare Limited)	New Zealand	100	%(10)
Macred India Private Limited	India	100%
Dr. Reddy’s Laboratories Ilac Ticaret Limited	Turkey	100%
Dr. Reddy’s SRL (formerly Jet Generici SRL)	Italy	100	%(11)
Chirotech Technology Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100	%(6)
Dr. Reddy’s Pharma SEZ Limited	India	100%
Dr. Reddy’s Laboratories International SA	Switzerland	100	%(8)

(1)	Indirectly owned through Reddy Antilles N.V.

(2)	Subsidiary under liquidation.

(3)	Indirectly owned through Aurigene Discovery Technologies Limited.

(4)
Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as we hold a 51.33% stake; however, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(6)	Indirectly owned through Dr. Reddy’s Laboratories, Inc.

(7)	Indirectly owned through Lacock Holdings Limited.

(8)	Indirectly owned through Reddy Holding GmbH.

(9)	Indirectly owned through Eurobridge Consulting B.V.

(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.

(11)	Indirectly owned through Reddy Pharma Italia SPA

(12)	We acquired the 40% non-controlling interest in August 2010.
4.D. Property, plant and equipment
The following table sets forth current information relating to our principal facilities:

	Approximate	Built up		Installed		Actual
Location	Area	Area	Certifications	Capacity		Production
	(Square feet)	(Square feet)
Pharmaceutical Services and Active Ingredients				3,831	(9)(12)	3,267	(9)(12)
Bollaram, Andhra Pradesh, India	734,013	356,493	U.S. FDA and EUGMP	See above	(12)	See above	(12)
Bollaram, Andhra Pradesh, India	648,173	346,622	U.S. FDA and EUGMP	See above	(12)	See above	(12)
Bollaram, Andhra Pradesh, India	715,610	191,558	U.S. FDA and EUGMP	See above	(12)	See above	(12)
Jeedimetla, Andhra Pradesh, India	228,033	102,464	U.S. FDA and EUGMP	See above	(12)	See above	(12)
Miryalaguda, Andhra Pradesh, India	3,402,907	415,600	U.S. FDA and EUGMP	See above	(12)	See above	(12)
Pydibheemavaram, Andhra Pradesh, India	2,668,465	972,490	U.S. FDA and EUGMP	See above	(12)	See above	(12)
Pydibheemavaram, Andhra Pradesh, India (5)	792,786	54,338		See above	(12)	See above	(12)
Miyapur, Andhra Pradesh, India	113,256	85,736	ISO 27001: 2005 Information Security Management System	N/A		N/A
Jeedimetla, Andhra Pradesh, India	68,825	23,538	ISO 27001: 2005 Information Security Management System	N/A		N/A
Cuernavaca, Mexico	2,774,378	1,345,488	(1)	3,500	(9)	2,000	(9)
Mirfield, United Kingdom	1,785,960	653,400	ISO 9001:2008, MHRA (UK) and U.S. FDA		(13)		(13)
Cambridge, United Kingdom (6)	9,383	9,383		N/A		N/A
Global Generics				5,581	(7)(8)(14)	4,282	(7)(14)
Bollaram, Andhra Pradesh, India	217,729	103,894	(2)	See above	(14)	See above	(14)

	Approximate	Built up		Installed		Actual
Location	Area	Area	Certifications	Capacity		Production
	(Square feet)	(Square feet)
Bachupally, Andhra Pradesh, India	1,306,372	392,601	(3)	See above	(14)	See above	(14)
Yanam, Pondicherry, India	457,000	34,526	—	See above	(14)	See above	(14)
Baddi, Himachal Pradesh, India	786,261	148,711	—	See above	(14)	See above	(14)
Bachupally, Andhra Pradesh, India	798,982	41,891	(2)	13,852	(10)	6,951	(10)
Bachupally, Andhra Pradesh, India (5)	783,823	443,551	(4)	10,014	(7)(11)	6,578	(7)
Duvvada, Andhra Pradesh, India (5)	691,322	59,211		N/A	(5)	N/A	(5)
Beverley, East Yorkshire, United Kingdom	81,000	32,500	U.K. Medicine Control Agency, British Retail Consortium	N/A		N/A
Shreveport, Lousiana, United States	1,817,123	335,000	U.S. FDA	5,875	(7)(11)	1,371	(7)
Proprietary Products (11)
Miyapur, Andhra Pradesh, India	445,401	153,577	—	N/A		N/A

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
Global Generics
We are in the process of constructing another manufacturing plant at Baddi, Himachal Pradesh, India, in addition to a plant which already existed at this location. The new plant is intended for the manufacture of injectable and ointment finished dosages for our Global Generics segment. The project at Baddi is initiated to take advantage of certain financial benefits, which include exemption from income tax for a specific period, offered by the Government of India to encourage industrial growth in the state of Himachal Pradesh, India.
We have completed construction of a facility at a Special Economic Zone located in Visakhapatnam, Andhra Pradesh, India for the manufacture of oral and injectable cytotoxic finished dosages for our Global Generics segment. In November 2009, the U.S. FDA audited this facility and declared that we had resolved all Form 483 open items, enabling us to initiate the manufacture and supply of products from this facility to the United States, subject to the approval of product specific ANDAs. As part of this visit, the U.S. FDA also inspected our plant near Hyderabad, India and made only a minor observation which was subsequently addressed. Also, in March 2010 the U.S. FDA conducted an audit of our facility in Shreveport, Louisiana, United States of America, and there were no Form 483 observations.
We are in the process of setting up a manufacturing facility in Medak District, Andhra Pradesh, India, where our property has been designated as a Special Economic Zone under the applicable laws of the Government of India.
Pharmaceutical Services and Active Ingredients
We are in the process of establishing a plant in a Special Economic Zone in Andhra Pradesh, India for the manufacture of APIs. The plant will be adjacent to an existing plant, in a newly acquired area of approximately 250 acres under a Pharmaceutical-Sector specific Special Economic Zone for fiscal benefits. The formal governmental approval for designating the property as a Special Economic Zone has been obtained. The project is proposed to be developed in a phased manner, subject to all regulatory approvals.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
We are an emerging global pharmaceutical company with proven research capabilities. We derive our revenues from the sale of finished dosage forms, active pharmaceutical ingredients and intermediates, development and manufacturing services provided to innovator pharmaceutical and biotechnology companies, and license fees from our proprietary products segment.
The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by reportable segments. Our reportable segments are as follows:
•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Proprietary Products.
Global Generics: This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment was formed through the combination and re-organization of our former Formulations and Generics segments in the year ended March 31, 2009.
Pharmaceutical Services and Active Ingredients: This segment includes active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption, such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with specific customer requirements. This segment has been formed by aggregating our former Active Pharmaceutical Ingredients and Intermediates segment and Custom Pharmaceutical Services segment.
Proprietary Products: This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves our specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.
The CODM reviews revenue and gross profit as the performance indicator. The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of our consolidated financial statements.
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
Accounting estimates and judgments
While preparing financial statements in conformity with IFRS, we make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses, disclosure of contingent liabilities at the statement of financial position date and the reported amount of income and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information.

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as below:
•	Assessment of functional currency for foreign operations;

•	Financial instruments;

•	Measurement of recoverable amounts of cash-generating units;

•	Provisions and contingencies;

•	Sales returns, rebates and charge back provisions;

•	Evaluation of recoverability of deferred tax assets;

•	Business combinations; and

•	Contingencies.
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
Revenue from domestic sales of generic products is recognized upon delivery of products to distributors by our clearing and forwarding agents. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from our factories. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which occurs upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.
Sales of generic products in India are made through clearing and forwarding agents to distributors. Significant risks and rewards in respect of ownership of generic products are transferred by us when the goods are delivered to distributors from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers (generally formulation manufacturers) from our factories. Significant risks and rewards in respect of ownership of active pharmaceuticals ingredients are transferred by us on delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from the parent company or its consolidated subsidiaries. Significant risks and rewards in respect of ownership of active pharmaceuticals ingredients are transferred by us upon delivery of the products to the customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

We have entered into marketing arrangements with certain marketing partners for sale of goods in certain overseas territories. Under such arrangements, we sell generic products to the marketing partners at a price agreed upon in the arrangement and are also entitled to a profit share which is over and above the agreed price, on the basis of the marketing partner’s ultimate net sale proceeds.
Revenue under profit sharing arrangements is recognized when our business partners send us a valid confirmation of the amounts that are owed to us. Arrangements with our business partners typically require the business partner to provide confirmation on inventory status and net sales computations for the products covered under the arrangement, together with an indicative date for payment. Such confirmation from the business partners is typically received in the quarter following the quarter in which the actual underlying sales of the products were made by them. The collection of the profit share becomes probable, and a reliable measurement of the profit share becomes possible, only after the receipt of such confirmation. Accordingly, the timing of revenue recognition corresponds with the receipt of such confirmation. Due to the immateriality of any individual profit share payment, we generally verify the statements received from our business partners by performing overall confirmatory procedures, such as ensuring monthly availability of stock statements, and certain other analytical procedures. Additionally, as part of our arrangements, we typically reserve the right to have third parties conduct audits to verify the statements received from our business partners.
Set forth below are the main items that accounted for a reduction in our gross revenue for the year ended March 31, 2010. The following discussion refers to the operations of our U.S. Generics business. It is in our U.S. Generics business that this particular feature of the pharmaceutical industry (i.e., returns, chargebacks, rebates, discounts and Medicaid payments) is significant to our financial statements. The estimates of “gross-to-net” adjustments for our operations in India and other countries outside of the U.S. relate mainly to sales return allowances in all such operations and certain rebates to healthcare insurance providers specific to our German operations. The pattern of such sales return allowances is generally consistent with our gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by us.
•
Chargebacks. Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our books closure process, a chargeback validation is performed in which we track and reconcile the volume of sold inventory for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 90% of the total sales volumes on which chargebacks are applicable) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

•
Rebates. Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

•
Sales Return Allowances. We account for sales returns by recording a provision based on our estimate of expected sales returns. We deal in various products and operate in various markets. Accordingly, our estimate of sales returns is determined primarily by our experience in these markets. In respect of established products, we determine an estimate of sales returns provision primarily based on historical experience of such sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors.

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
•
Medicaid Payments. We estimate the portion of our sales that may get dispensed to customers covered under Medicaid programs based on the proportion of units sold in the previous two quarters for which a Medicaid claim could be received as compared to the total number of units sold in the previous two quarters. The proportion is based on an analysis of the actual Medicaid claims received for the preceding four quarters. In addition, we also apply the same percentage on the derived estimated inventory sold and delivered by us to our wholesalers and other direct customers to arrive at the potential volume of products on which a Medicaid claim could be received. We use this approach because we believe that it corresponds to the approximate six month time period it takes for us to receive claims from the various Medicaid programs. After estimating the number of units on which a Medicaid claim is to be paid, we use the latest available Medicaid reimbursement rate per unit to calculate the Medicaid accrual. In the case of new products, accruals are done based on specific inputs from our marketing team or data from the publications of IMS Health, a company which provides information on the pharmaceutical industry.

•
Shelf Stock Adjustments. Shelf stock adjustments, which are common in our industry, are given to compensate our customers for falling prices due to additional competitive products. These take the form of contractually agreed “price protection” or “shelf stock adjustment” clauses in our agreements with direct customers. Such shelf stock adjustments are accrued and paid when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods.

•
Cash Discounts. We offer cash discounts to our customers, generally at 2% of the gross sales price, as an incentive for paying within invoice terms, which generally range from 45 to 60 days. Accruals for such cash discounts do not involve any significant variables, and the estimates are based on the gross sales price and agreed cash discount percentage at the time of invoicing.

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 85% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2010. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:
(a)
Estimated inventory — Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents an immaterial variation. Therefore, we believe that our estimation process in regard to this variable is reasonable.

(b)
Unit pricing rate — As at any point of time, inventory volumes on which we carry our chargeback accrual represents approximately 1.5 months of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual relates to only such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning March 31, 2010 and 2009, respectively, and ending April 30, 2010 and 2009, respectively, on our estimated inventory levels computed based on the methodology mentioned above (see “Chargebacks” above). We noted that the impact on net sales on account of such price variation was negligible.

In view of this, we believe that the calculations are not subject to a level of uncertainty that warrants a probability-based approach. Accordingly, we believe that we have been reasonable in our estimates for future chargeback claims and that the amounts of reversals or adjustments made in the current period pertaining to the previous year’s accruals are immaterial. Further, this data is not determinable except on occurrence of specific instances or events during a period, which warrant an adjustment to be made for such accruals. A roll-forward for each major accrual for our U.S. Generics operations is presented in Item 5.A. (“Operating Results”) below for our fiscal years ended March 31, 2010 and March 31, 2009, respectively.

Returns primarily relate to expired products which the customer has the right to return for a period of 12 months following the expiration date of such product. Such returned products are destroyed and credit notes are issued to the customer for the products returned. We account for sales returns accrual by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on our estimate of expected sales returns. We deal in various products and operate in various markets. Accordingly, our estimate of sales returns is determined primarily by our historical experience in the markets in which we operate. With respect to established products, we consider our historical experience of sales returns, levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact our business and markets. With respect to new products introduced by us, such products have historically been either extensions of an existing line of product where we have historical experience or in therapeutic categories where established products exist and are sold either by us or our competitors.
A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010, respectively:
(All Values in U.S.$ Millions)

Particulars	Chargebacks	Rebates	Medicaid	Sales Return
Beginning balance: April 1, 2007	39	25	5	9
Current provisions relating to sales in current year	327	55	3	3
Provisions and adjustments relating to sales in prior years	*	(4)	2	(4)
Credits and payments**	(307)	(50)	(6)	(2)
Ending balance: March 31, 2008	59	26	4	6

Particulars	Chargebacks	Rebates	Medicaid	Sales Return
Beginning Balance: April 1, 2008	59	26	4	6
Current provisions relating to sales in current year	440	47	4	5
Provisions and adjustments relating to sales in prior years	*	(5)	2	—
Credits and payments**	(441)	(38)	(4)	(3)
Balance: March 31, 2009	58	30	6	8

Particulars	Chargebacks	Rebates	Medicaid	Sales Return
Beginning Balance: April 1, 2009	58	30	6	8
Current provisions relating to sales in current year	578	57	9	5
Provisions and adjustments relating to sales in prior years	*	2	(3)	(1)
Credits and payments**	(580)	(68)	(9)	(4)
Balance: March 31, 2010	56	21	3	8

*
Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent an average 1.5 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, we do not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or sales returns.

Services
Revenue from services rendered, which primarily relate to contract research, is recognized in profit or loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognized as revenue over the expected period over which the related services are expected to be performed.
Export entitlements
Export entitlements from government authorities are recognized in profit or loss when the right to receive credit as per the terms of the scheme is established in respect of the exports made by us, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.
Financial instruments
Non- derivative financial instruments
Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, and trade payables and certain other liabilities.
Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.
Cash and cash equivalents
Cash and cash equivalents consist of current cash balances and time deposits with banks. Bank overdrafts that are repayable on demand and form an integral part of our cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Held-to-maturity investments
If we have the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held to maturity financial assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to the initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses. As at March 31, 2010, we did not have any held-to-maturity investments.
Available-for-sale financial assets
Our investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income/(loss) and presented within equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.
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
Cash flow hedges
Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized directly in other comprehensive income/(loss) and presented within equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss), remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income/(loss), is transferred to the carrying amount of the asset when it is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income/(loss) is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Economic hedges
We do not apply hedge accounting to certain derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss as part of foreign currency gains and losses. We have adopted the recent amendments made to IFRS No. 7 “Financial Instruments — Disclosure”, with respect to the disclosure of the fair value hierarchy for financial instruments that are measured at fair value as at the reporting date in the statement of financial position, and accordingly necessary disclosures have been made in these consolidated financial statements. This being the first year of application of these requirements, comparative disclosures have not been provided.
Foreign currency
Functional currency
The consolidated financial statements are presented in Indian rupees, which is the functional currency of our parent company, DRL. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.
In respect of all non-Indian subsidiaries that operate as marketing arms of our parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of our parent company (i.e., the Indian rupee). Accordingly, the operations of these subsidiaries are largely restricted to the import of finished goods from our parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to our parent company. The cash flows realized from sale of goods are readily available for remittance to our parent company and cash is remitted to our parent company on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from our parent company. The financing of these subsidiaries is done directly or indirectly by our parent company.
In respect of subsidiaries whose operations are self contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of entities within our company group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for receipts and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising upon retranslation are recognized in profit or loss, except for differences arising upon qualifying cash flow hedges, which are recognized in other comprehensive income/(loss) and presented within equity.
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to reporting currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Indian rupees at the monthly average exchange rates prevailing during the year.
Foreign currency differences are recognized in other comprehensive income/(loss) and presented within equity. Such differences have been recognized in the foreign currency translation reserve (“FCTR”). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.
Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in other comprehensive income/(loss) presented within equity.
Business combinations
Business combinations occurring on or after April 1, 2009 are accounted for by applying the acquisition method. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, we take into consideration potential voting rights that currently are exercisable. The acquisition date is the date on which control is transferred to the acquiror. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.
We measure goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by us to the previous owners of the acquiree, and equity interests issued by us. Consideration transferred also includes the fair value of any contingent consideration. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. We measure any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree. Transaction costs that we incur in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.
Intangible assets
Goodwill
Goodwill arising upon the acquisition of subsidiaries represents the fair value of the consideration, including the recognized amount of any non-controlling interest in the acquirer, less the net recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities assumed, all measured as of the acquisition date. Such goodwill is included in intangible assets. When the fair value of the consideration paid is less than the fair value of the net assets acquired, a bargain purchase gain is recognized immediately in profit or loss.
Acquisitions of non-controlling interests
Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders, and therefore no goodwill is recognized as a result of such transactions.

Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.
Research and development
Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:
•	development costs can be measured reliably,
•	the product or process is technically and commercially feasible,
•	future economic benefits are probable and ascertainable, and
•	we intend to complete development and to use or sell the asset, and have sufficient resources to do so.
The expenditures capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.
Our internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where the recognition criteria are met, however, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2010, no internal drug development expenditure amounts have met the recognition criteria.
In conducting our research and development activities related to NCE and proprietary products, we seek to optimize our expenditures and to limit our risk exposures. Most of our current research and development projects related to NCEs and proprietary products are at an early discovery phase where project costs are insignificant and cannot be directly identified to any specific project, as these costs generally represent staff and common facility costs. These early development stage exploratory projects are numerous and are characterized by uncertainty with respect to timing and cost of completion. At such time as a research and development project related to an NCE or proprietary product progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:
(a)	it is expected to account for more than 10% of our total research and development costs; and
(b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.
Historically, none of our development projects have met the significance thresholds listed above.
A substantial portion of our current research and development activities relates to the development of bio-equivalent generic products, which do not require clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2010 were Rs. 3,793 million, which was approximately 5% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2010, 2009 and 2008 represented approximately 83%, 85% and 78%, respectively, of our total research and development expenditures.

For each of our bio-equivalent generic product research and development projects, the timing and cost of completion varies depending on numerous factors, including among others: the intellectual property patented by the innovator for the applicable product; the patent regimes of the countries in which we seek to market the product; our development strategy for such product; the complexity of the molecule for such product; and the time required to address any development challenges that arise during the development process. For any particular bio-equivalent generic product, these factors and other product launch requirements may vary across the numerous geographies in which we seek to market the product. In addition, bio-equivalent research and development projects often may relate to a number of different therapeutic areas. At a particular point of time, we tend to have a very high number of bio-equivalent generic product research and development projects ongoing simultaneously, in various developmental stages, with the exact number of such active projects changing regularly. As a result, we believe it would be impractical for us to state the exact number of ongoing projects and the estimated timing or cost to complete such projects.
Payments to in-license products and compounds from third parties generally taking the form of up-front payments and milestones are capitalized. Our criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable). Historically, wherever we have purchased or in-licensed products, either regulatory approval for the products were available from our counterparties or there were other contractual terms providing for a refund should the regulatory approvals not be received.
The amortization of such assets is generally on a straight-line basis, over their useful economic lives. If we become entitled to a refund under the terms of an in-license contract, the amount is recognized when the right to receive the refund is established. In such an event, any consequential difference as compared to the carrying value of the asset is recognized in our Statement of Income.
Intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each statement of financial position date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognized immediately in the profit or loss.
De-recognition of intangible assets
Intangible assets are de-recognized either on their disposal or where no future economic benefits are expected from their use or disposal. Losses arising on such de-recognition are recorded in profit or loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective assets as on the date of de-recognition.
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
All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income/(loss) and presented within equity.
Non-financial assets
The carrying amounts of our non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives, or that are not yet available for use, an impairment test is performed each year at March 31.
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
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.
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
Litigations
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
Reimbursement rights
Expected reimbursements for expenditures required to settle a provision are recognized only when receipt of such reimbursements is virtually certain. Such reimbursements are recognized as a separate asset in the statement of financial position, with a corresponding credit to the specific expense for which the provision has been made.

5.A. Operating results
The following table sets forth, for the periods indicated, our consolidated revenues by segment:
(Rs. in millions)

	For the Year Ended March 31,
	2008			2009			2010
			Revenues			Revenues			Revenues
			% to			% to			% to
	Revenues		total	Revenues		total	Revenues		total
Global Generics	Rs.	32,872	66	Rs.	49,790	72	Rs.	48,606	69
Pharmaceutical Services and Active Ingredients		16,623	33		18,758	27		20,404	29
Proprietary Products		190	—		294	—		513	1
Others		321	1		599	1		754	1

Total	Rs.	50,006	100	Rs.	69,441	100	Rs.	70,277	100

The following table sets forth, for the periods indicated, our gross profits by segment:
(Rs. in millions)

	For the Year Ended March 31,
	2008			2009			2010
			Gross profit			Gross profit			Gross profit
			% to			% to			% to
	Gross profit		Revenue	Gross profit		Revenue	Gross profit		Revenue
Global Generics	Rs.	19,567	60	Rs.	30,448	61	Rs.	29,146	60
Pharmaceutical Services and Active Ingredients		5,645	34		5,595	30		6,660	33
Proprietary Products		109	57		196	67		396	77
Others		87	27		261	44		138	18

Total	Rs.	25,408	51	Rs.	36,500	53	Rs.	36,340	52

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage
	For the Year Ended March 31,			Increase/(Decrease)
	2008	2009	2010	2008 to 2009	2009 to 2010
Revenues	100	100	100	39	1
Gross profit	51	53	52	44	—
Selling, general and administrative expenses	34	30	32	25	7
Research and development expenses	7	6	5	14	(6)
Impairment loss on other intangible assets	6	5	5	5	9
Impairment loss on goodwill	—	16	7	NC	NC
Other (income)/expense, net	(1)	—	(1)	NC	NC
Results from operating activities	5	(4)	4	NC	NC
Finance income/(expense), net	1	(2)	—	NC	NC
Profit/(loss) before income taxes	6	(6)	4	NC	NC
Income tax (expense)/benefit, net	2	(2)	(1)	NC	NC
Profit/(loss) for the period	8	(8)	3	NC	NC

NC = Not comparable

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
Revenues
•
Our overall revenues increased by 1% to Rs.70,277 million for the year ended March 31, 2010, as compared to Rs.69,441 million for the year ended March 31, 2009. Excluding revenues from sumatriptan (the authorized generic version of Imitrex®, for which we had exclusivity in the market for four months during the year ended March 31, 2009), our total revenues grew by 9% to Rs.67,734 million in the year ended March 31, 2010, as compared to Rs.62,253 million in the year ended March 31, 2009. For the year ended March 31, 2010, 82% of our total revenue was derived from markets outside of India, with 18% of our total revenue derived from India. The allocation of revenues among geographies changed considerably from the year ended March 31, 2009 to the year ended March 31, 2010, primarily due to decreased revenues from sales of sumatriptan in the United States. As a result, North America (the United States and Canada) accounted for 30% of our total revenues in the year ended March 31, 2010, as compared to 35% of our total revenues in the year ended March 31, 2009. Europe accounted for 24% of our total revenues for the year ended March 31, 2010, as compared to 26% for the year ended March 31, 2009. Russia and other countries of the former Soviet Union accounted for 13% of our total revenues for the year ended March 31, 2010, as compared to 11% for the year ended March 31, 2009. India accounted for 18% of our total revenues during the year ended March 31, 2010, as compared to 17% during the year ended March 31, 2009.

•
Revenues from our Global Generics segment were Rs.48,606 million for the year ended March 31, 2010, as compared to Rs.49,790 million for the year ended March 31, 2009. This decrease was primarily due to a decrease in revenues from sales of sumatriptan in the United States, from Rs.7,188 million for the year ended March 31, 2009 to Rs.2,543 million for the year ended March 31, 2010. This decrease in sumatriptan revenues was partially offset by increased revenues from our other markets, including India and Russia.

•
Revenues from our Pharmaceutical Services and Active Ingredients segment increased by 9% to Rs.20,404 million during the year ended March 31, 2010, as compared to Rs.18,758 million during the year ended March 31, 2009. The increase primarily resulted from growth in revenues from Europe by 8% and from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) by 17%.

•
For the year ended March 31, 2010, on an average basis, the Indian rupee depreciated by approximately 3% against the U.S. dollar compared to the average exchange rate for the year ended March 31, 2009. Excluding the impact of changes in foreign currency exchange rates and changes in the mark to market value of cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), our total revenues fell by 1% to Rs.69,968 million for the year ended March 31, 2010, as compared to Rs.70,896 million for the year ended March 31, 2009.

•
Our provision for sales returns during the year ended March 31, 2010 was Rs.932 million, as compared to Rs.663 million during the year ended March 31, 2009. This increase in our provision was primarily due to greater than expected returns processed by us during the year ended March 31, 2010, as compared to our earlier estimates. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.l. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year ended March 31, 2010. As we progressed through the year ended March 31, 2010, we noted an increase in our returns and, accordingly, re-evaluated our estimate. The increase in sales returns was partly attributed to a one-time return in the U.S. market due to a product odor issue. In addition, the increase in sales returns was also significantly due to growth in our sales volumes and revenues. There was a 9% increase in our total revenues for the year ended March 31, 2010 over the year ended March 31, 2009, excluding the sales of sumatriptan. This increase in returns is reflected both in our higher incremental provision created and higher actual returns processed in the year ended March 31, 2010 as compared to the year ended March 31, 2009. For further information regarding our sales return provisions, see Note 22 to our consolidated financial statements.

Revenues Segment analysis
Global Generics
For the year ended March 31, 2010, our Global Generics segment accounted for 69% of our total revenues, as compared to 72% for the year ended March 31, 2009. Revenues in this segment decreased by 2% to Rs.48,606 million for the year ended March 31, 2010, as compared to Rs.49,790 million for the year ended March 31, 2009. Excluding the impact of movements in foreign currency exchange rates and changes in mark to market values of cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), the revenues of this segment decreased by 3% to Rs.48,838 million for the year ended March 31, 2010, as compared to Rs.50,590 million for the year ended March 31, 2009.
Revenues from North America (the United States and Canada) in this segment decreased by 15% to Rs.16,817 million for the year ended March 31, 2010, as compared to Rs.19,843 million for the year ended March 31, 2009. This decrease was primarily due to the launch of sumatriptan, our authorized generic version of Imitrex®, in the year ended March 31, 2009, which generated revenues of Rs.7,188 million for the year ended March 31, 2009, as compared to Rs.2,543 million for the year ended March 31, 2010. Excluding the revenues from sumatriptan, our revenues in this segment from North America (the United States and Canada) grew by 13% to Rs.14,274 million for the year ended March 31, 2010, as compared to Rs. 12,655 million for the year ended March 31, 2009. The increase was mainly due to new product launches, including nateglinide, omeprazole magnesium (OTC) and fluoxetine DR, which generated revenues of Rs.763 million during the year ended March 31, 2010. Revenues from our OTC business in this segment increased by 59% to Rs.1,575 million for the year ended March 31, 2010, as compared to Rs.992 million for the year ended March 31, 2009.
Revenues from India constituted 21% of this segment’s total revenues for the year ended March 31, 2010, as compared to 17% for the year ended March 31, 2009. Revenues in this segment from India increased by 20% to Rs.10,158 million for the year ended March 31, 2010, as compared to Rs.8,478 million for the year ended March 31, 2009. This growth of 20% was primarily attributable to a 6% increase in revenues (amounting to Rs.489 million) due to new product launches and a 16% increase in sales volumes of key brands (such as Omez and Omez DR, our brands of omeprazole, Razo and Razo D, our brand of rabeprazole, Reditux, our brand of rituximab, and Nise, our brand of nimesulide), which was partially offset by a decrease of 2% in average prices. Revenues from Europe in this segment decreased by 19% to Rs.9,643 million for the year ended March 31, 2010, as compared to Rs.11,886 million for the year ended March 31, 2009. Revenues of betapharm decreased to Rs.7,298 million for the year ended March 31, 2010, as compared to Rs.9,854 million for the year ended March 31, 2009. This decrease was primarily due to lower sales volumes and severe pricing pressures resulting from the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model.
Revenues from Russia in this segment increased by 25% to Rs.7,232 million for the year ended March 31, 2010, as compared to Rs.5,803 million for the year ended March 31, 2009. This increase was largely on account of an increase in the prices of our key brands in the Russian market.
Revenues from other countries of the former Soviet Union in this segment increased by 4% to Rs.1,887 million for the year ended March 31, 2010, as compared to Rs.1,821 million for the year ended March 31, 2009.
Revenues from other markets in this segment increased by 46% to Rs.2,869 million for the year ended March 31, 2010, as compared to Rs.1,960 million for the year ended March 31, 2009. This increase was primarily due to increases in revenues from Venezuela, New Zealand and South Africa.
Pharmaceutical Services and Active Ingredients (“PSAI”)
For the year ended March 31, 2010, our PSAI segment accounted for 29% of our total revenues, as compared to 27% for the year ended March 31, 2009. Revenues in this segment increased by 9% to Rs.20,404 million for the year ended March 31, 2010, as compared to Rs.18,758 million for the year ended March 31, 2009. Excluding the impact of movements in foreign currency exchange rates and changes in mark to market values of cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), the revenues of this segment increased by 2% to Rs.19,875 million for the year ended March 31, 2010, as compared to Rs.19,412 million for the year ended March 31, 2009.
Revenues in this segment from Europe increased by 8% to Rs.6,652 million for the year ended March 31, 2010, as compared to Rs.6,160 million for the year ended March 31, 2009. The increase was primarily due to increased sales of gemcitabine, clopidogrel and montelukast, all products that we were able to launch ahead of our competitors, which was partially offset by a decrease in the prices of our other products in Europe.

Revenues in this segment from North America (the United States and Canada) decreased by 5% to Rs.3,673 million for the year ended March 31, 2010, as compared to Rs.3,875 million for the year ended March 31, 2009. The decrease was primarily due to a decrease in sales volumes of naproxen, finasteride, ibuprofen and montelukast, which was partially offset by an increase in sales volumes of certain of our other products.
Revenues in this segment from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) increased by 17% to Rs.7,433 million for the year ended March 31, 2010, as compared to Rs.6,340 million for the year ended March 31, 2009. This increase was primarily due to an increase in sales from Israel, Turkey, Brazil and Japan.
During the year ended March 31, 2010, revenues from India accounted for 13% of our revenues from this segment. Revenues in this segment from India increased by 11% to Rs.2,646 million for the year ended March 31, 2010, as compared to Rs.2,383 million for the year ended March 31, 2009, largely due to increases in prices of our products.
Gross Margin
Total gross margin as a percentage of total revenues was 52% for the year ended March 31, 2010, as compared to 53% for the year ended March 31, 2009. Total gross margin decreased to Rs.36,340 million for the year ended March 31, 2010, from Rs.36,500 million for the year ended March 31, 2009. The decrease in gross margin was primarily due to a decrease in revenues from sales of sumatriptan, which generated a significantly higher margin than the average margin for our products.
Global Generics
Gross margin of this segment decreased to 60% of this segment’s revenues for the year ended March 31, 2010, as compared to 61% of this segment’s revenues for the year ended March 31, 2009. Excluding the impact of derivative instruments designated as cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), the gross margin of this segment was 60% of this segment’s revenues for the year ended March 31, 2010, as compared to 61.8% of this segment’s revenues for the year ended March 31, 2009. This decrease was due to lower revenues from sumatriptan, our authorized generic version of Imitrex®, which was launched during the year ended March 31, 2009 and for which exclusivity ended in August 2009, partially offset by margin improvements in this segment’s Russian sales and margins for new products launched in North America business.
Pharmaceutical Services and Active Ingredients
Gross margin of this segment increased to 33% of this segment’s revenues for the year ended March 31, 2010, as compared to 30% of this segment’s revenues for the year ended March 31, 2009. Excluding the impact of cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), the gross margin of this segment was 32.5% of this segment’s revenues for the year ended March 31, 2010, as compared to 33% of this segment’s revenues for the year ended March 31, 2009. This increase in gross margin was primarily due to cost improvement initiatives taken in this segment’s business, which was partially offset by severe pricing pressures in this segment’s business resulting from increased competition.
Selling, general and administrative expenses
Selling, general and administrative expenses increased by 7% to Rs.22,505 million for the year ended March 31, 2010, as compared to Rs.21,020 million for the year ended March 31, 2009. During the year ended March 31, 2010, we recorded a one-time charge of Rs.885 million related to termination benefits payable to certain employees in Germany. During the year ended March 31, 2010, we also closed our research facility in Atlanta, Georgia in the United States of America, and announced a re-organization of our North American Generics business in Charlotte, North Carolina in the United States of America, which triggered one time closure related costs. Our selling and administrative expenses otherwise remained flat, primarily due to increases in salaries and inflation in our India business, offset by a decrease in overall costs in Germany due to restructuring.
Amortization expenses were Rs.1,479 million during the year ended March 31, 2010, as compared to Rs.1,503 million during the year ended March 31, 2009.

Research and development expenses
Research and development expenses decreased by 6% to Rs.3,793 million during the year ended March 31, 2010, as compared to Rs.4,037 million during the year ended March 31, 2009. As a percentage of our total revenues, our research and development expenditures decreased to 5% during the year ended March 31, 2010, as compared to 6% during the year ended March 31, 2009. The decrease in research and development expenses was due to lower project expenses and bio-study costs, as the number of projects that reached completion were lower as compared to the year ended March 31, 2009. In the year ended March 31, 2010, we also calibrated our, research and development expenditures processes to reduce our investments in projects where expenditures were high and relative risk was greater.
Impairment loss on other intangible assets and goodwill
During the year ended March 31, 2009, there were significant changes in the German generic pharmaceutical market that impacted the operations of our German subsidiary betapharm. The biggest change was the shift to a tender based supply model within the German generic pharmaceutical market, as most prominently evidenced by the announcement of a large competitive bidding (or “tender”) process by the Allgemeine Ortskrankenkassen (“AOK”), the largest German statutory health insurance fund (“SHI fund”). In addition, there was a continuing decrease in prices of pharmaceutical products and an increased quantity of discount contracts being negotiated with other SHI funds.
In the AOK tender, we were awarded 8 products (with 33 contracts) covering AOK-insured persons in various regions within Germany, which represented 17% of the overall volume of the products covered by the AOK tender. betapharm was among the top three companies in terms of number of contracts awarded. While our future sales volumes are expected to increase for the products awarded to us under the AOK tender, we expect that our overall profit margins under the AOK tender arrangement will be significantly lower due to decreased prices per unit of product. Also, the products awarded to us in the AOK tender did not include products that we consider to be our key products.
Due to these developments, as at March 31, 2009, we tested the carrying value of our product related intangibles and goodwill for impairment. The impairment test resulted in our recording an impairment loss on certain product related intangibles amounting to Rs.3,167 million and impairment loss of Rs.10,856 million on goodwill of the betapharm cash generating unit during the year ended March 31, 2009.
Pursuant to the ongoing reforms in the German generic pharmaceutical market as referenced earlier, further tenders were announced by several of the State Healthcare Insurance (“SHI”) funds during the year ended March 31, 2010. We participated in these tenders through our wholly owned subsidiary betapharm. The final results of a majority of these tenders indicated a lower than anticipated success rate for betapharm.
Due to these results, we re-assessed the impact of such tenders on our future sales and profits in the German market. In light of further deterioration of prices and adverse market conditions in Germany due to the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model, we recorded an impairment loss of:
•	Rs.2,112 million for product related intangibles;
•	Rs.5,147 million towards the carrying value of goodwill; and
•	Rs.1,211 million towards our trademark/brand — ‘beta’, which forms a significant portion of the betapharm cash generating unit.
Accordingly, during the year ended March 31, 2010, we recorded a write-down of intangible assets of Rs.3,456 million and a write-down of goodwill of Rs.5,147 million. In the year ended March 31, 2009, we recorded a write-down of intangible assets of Rs.3,167 million and a write down of goodwill of Rs.10,856 million.
De-recognition of intangible assets
In April 2008, we acquired BASF Corporation’s pharmaceutical contract manufacturing business and manufacturing facility in Shreveport, Louisiana in the United States of America. As part of the purchase price, Rs.482 million was allocated to “customer related intangible assets” and “product-related intangibles”. Rs.142 million of this allocation pertained to a contract with Par Pharmaceuticals Inc. (“Par”) relating to sales of ibuprofen to Par. During the year ended March 31, 2010, there was clear evidence of a decline in sales of ibuprofen to Par. Accordingly, as of December 31, 2009 we wrote off the remaining intangible asset of Rs.133 million pertaining to this product and customer, as we expect no economic benefits from the use or disposal of these contracts in future periods. The amount derecognized is disclosed as part of “impairment loss on other intangible assets” in our consolidated income statement.

Other (income)/expense, net
In the year ended March 31, 2010, our net other income was Rs.569 million, as compared to net other expense of Rs.254 million in the year ended March 31, 2009. The higher net other expenses in the year ended March 31, 2009 was largely due to an expense of Rs.916 million for liquidated damages paid to Eli Lilly arising out of an unfavorable court decision relating to its olanzapine patent in Germany, explained further in Item 8.a. below under the heading “Legal Proceedings”.
Results from operating activities
As a result of the foregoing, our results from operating activities was a profit of Rs.2,008 million for the year ended March 31, 2010, as compared to a loss of Rs.2,834 million for the year ended March 31, 2009.
Finance (expense)/income, net
For the year ended March 31, 2010, our net finance expense was Rs.3 million, as compared to net finance expense of Rs.1,186 million for the year ended March 31, 2009.
For the year ended March 31, 2010, our finance expense, excluding foreign exchange gain/loss, decreased by 86% to Rs.75 million, as compared to Rs.553 million for the year ended March 31, 2009. The decrease was attributable to a decrease in our interest expense by 64% during the year ended March 31, 2010, due to a decline in interest rates and repayment of long term borrowings.
Foreign exchange gain was Rs.72 million for the year ended March 31, 2010, as compared to a foreign exchange loss of Rs.634 million for the year ended March 31, 2009. Foreign exchange gain was primarily due to depreciation of the Indian rupee/U.S. dollar exchange rate by 3% during the year ended March 31, 2010. Our foreign exchange loss during the year ended March 31, 2009 was primarily due to depreciation of the Indian rupee/U.S. dollar exchange rate by 14% during such period. Such depreciation resulted in losses on short U.S.$/INR derivative contracts and translation losses on outstanding packing credit loans in foreign currencies.
Profit/(loss) before income taxes
The foregoing resulted in a profit (before income tax) of Rs.2,053 million for the year ended March 31, 2010, as compared to a loss of Rs.3,996 million for the year ended March 31, 2009.
Income tax expense
Income tax expense was Rs.985 million for the year ended March 31, 2010, as compared to an income tax expense of Rs.1,172 million for the year ended March 31, 2009.
Income tax expenses were lower primarily on account of a higher proportion of our profits for the year ended March 31, 2010 being taxed in jurisdictions with lower tax rates as compared to the year ended March 31, 2009. Additionally, taxable profits in our North American business for the year ended March 31, 2010 were lower than those in the year ended March 31, 2009, largely on account of the expiration of market exclusivity for some of our high margin products during the year ended March 31, 2010. Furthermore, a tax benefit that arose for the year ended March 31, 2009 in our German operations (largely on account of a provision for damages in our olanzapine litigation with Eli Lilly in Germany) did not exist during the year ended March 31, 2010. The decrease in tax expenses was partially offset by reduced research and development expenditures, resulting in lower weighted deductions under Indian tax laws, and reduction in the proportion of our profits derived from tax exempted manufacturing units in India.

During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the years ended March 31, 2001 through March 31, 2004, and objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Our estimate of the additional tax liability that could arise on conclusion of the tax audits, which are expected to be completed shortly, is Rs.302 million (EUR 5 million). Accordingly, we recorded the amount as additional tax expense in our income statement for the year ending March 31, 2010. As part of the acquisition of betapharm during the year ended March 31, 2006, we acquired certain pre-existing income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that Rs.324 million (EUR 6 million) of the purchase consideration would be set aside in an escrow account, to fund against certain indemnity claims by us in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims under the Sale and Purchase Agreement only applies with respect to taxable periods from January 1, 2004 until November 30, 2005, and lapses and is time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). To the extent that the tax audits cover periods not subject to the indemnity rights under the Sale and Purchase Agreement, we have additional indemnity rights pursuant to a tax indemnity agreement with Santo Holdings, the owner of betapharm prior to 3i Group plc.
Upon receipt of such preliminary tax notices, we initiated the process of exercising such indemnity rights against the sellers of betapharm and Santo Holdings and have concluded that as of March 31, 2010 recovery of the full tax amounts demanded by the German tax authorities is virtually certain. Accordingly, a separate asset of Rs.302 million (EUR 5 million) representing such indemnity rights has been recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense.
Profit/(loss) for the period
As a result of the foregoing, our net result was a profit of Rs.1,068 million for the year ended March 31, 2010, as compared to a net loss of Rs.5,168 million for the year ended March 31, 2009.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
Certain amounts in the years ended March 31, 2009 and 2008 have been reclassified/regrouped to conform to the presentation of the year ended March 31, 2010. The explanations below have been suitably modified in line with such reclassifications.
Revenues
•
Our overall revenues increased by 39% to Rs.69,441 million in the year ended March 31, 2009, from Rs.50,006 million in the year ended March 31, 2008. Excluding revenues from a unit of the Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge (hereinafter referred to as the “Dow Pharma Unit”), BASF’s manufacturing facility in Shreveport, Louisiana in the United States of America and related pharmaceutical contract manufacturing business (hereinafter referred to as the “Shreveport facility”) and Jet Generici SRL (hereinafter referred to as “Jet Generici”), each of which was acquired in April 2008, revenues grew by 33% to Rs.66,644 million during the year ended March 31, 2009. During the year ended March 31, 2009, we launched sumatriptan (an authorized generic version of Imitrex®) in the United States, which accounted for Rs.7,188 million of our consolidated revenues. Excluding the revenues from sumatriptan and revenues from the Dow Pharma Unit, the Shreveport facility and Jet Generici, our revenues increased by 19% to Rs.59,456 million during the year ended March 31, 2009.

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

•
For the year ended March 31, 2009, on an average basis, the Indian rupee depreciated by approximately 14% against the U.S. dollar compared to the average exchange rate for the year ended March 31, 2008. This depreciation had a positive impact on our sales because of the increase in rupee realization from sales denominated in U.S. dollars. However, this positive impact was partially offset due to mark to market losses upon maturity of foreign currency derivative contracts, which were acquired to mitigate the risks of foreign currency volatility. The foregoing mark to market losses on foreign currency derivative contracts resulted in a net decrease in our revenues by Rs.1,455 million during the year ended March 31, 2009. Excluding the impact of such mark to market losses, our total revenues grew by 42% to Rs.70,896 million for the year ended March 31, 2009 from Rs.50,006 million for the year ended March 31, 2008.

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
Excluding the impact of mark to market loss on cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks) of Rs.800 million, for the year ended March 31, 2009, this segment’s revenue increased by 54% to Rs.50,590 million for the year ended March 31, 2009, as compared to Rs.32,872 million for the year ended March 31, 2008.
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
Revenues in this segment from Europe increased by 9% to Rs.6,160 million for the year ended March 31, 2009, as compared to Rs.5,647 million for the year ended March 31, 2008. The increase was primarily due to increased sales of gemcitabine and sumatriptan, which were partially offset by a decrease in the sales of olanzapine and ramipril.
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
Excluding the impact of mark to market losses on cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks) of Rs.655 million, for the year ended March 31, 2009, this segment’s revenue increased by 17% to Rs.19,413 million for the year ended March 31, 2009 from Rs.16,623 million for the year ended March 31, 2008.
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
Selling, general and administrative expenses
Selling, general and administrative expenses as a percentage of total revenues were 30% for the year ended March 31, 2009, as compared to 34% for the year ended March 31, 2008. Selling, general and administrative expenses increased by 25% to Rs.21,020 million for the year ended March 31, 2009, from Rs.16,835 million for the year ended March 31, 2008. The increase was in part attributable to an increase in employee costs by 19% due to annual raises and increases in head count arising both out of our three acquisitions and normal additions, as well as an increase in legal and professional expenses due to product related regulatory activities undertaken during the year ended March 31, 2009. The increase was also partly attributable to an increase in marketing expenses by 30% as a result of higher marketing expenses of our Proprietary Products business, growth in shipping costs, higher commission on sales (due to increased revenues), and higher advertisement expenses for campaigns undertaken in Russia, Belarus, Ukraine and Germany.
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
Impairment loss on other Intangible Assets and Goodwill
During the year ended March 31, 2009, there were significant changes in the generics market related to our German subsidiary betapharm. These changes included the announcement of a large competitive bidding (or “tender”) process from AOK (the largest German State Healthcare (“SHI”) fund), a continuing decrease in the reference prices of pharmaceutical products and increased quantity of discount contracts being negotiated with SHI funds. AOK’s tender process represents a shift to a tender based supply model within the German generics market. We were awarded 8 products representing 33 contracts covering the AOK-insured persons in various regions within Germany, which represented 17% of the overall volume of the products covered by the AOK tender. While our future sales volumes are expected to increase for the products awarded to us under the tender, the expected overall price realization under the tender arrangement will be significantly lower due to decreased price per unit of product. Also, the products awarded did not include our key products.
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
As at March 31, 2009, we also performed our annual impairment analysis related to the betapharm cash generating unit, comprised of the above product related intangibles, the indefinite life trademark brand — ‘beta’ and acquired goodwill. The recoverable value of our betapharm cash generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash generating unit was higher than its recoverable value, resulting in us recording an impairment loss of goodwill amounting to Rs.10,856 million during the year ended March 31, 2009.

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
Profit/(loss) before income taxes
The foregoing resulted in a loss before income tax of Rs.3,996 million for the year ended March 31, 2009, as compared to profit of Rs.2,864 million for the year ended March 31, 2008.
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

Recent Accounting Pronouncements
Standards issued but not yet effective and not yet adopted
In April 2009, the IASB issued “Improvements to IFRSs 2009” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. We are evaluating the impact that these amendments will have on our consolidated financial statements.
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable for annual periods beginning on or after January 1, 2013, although entities are permitted to adopt earlier. We are evaluating the impact which this new standard will have on our consolidated financial statements.
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This Interpretation is effective for annual periods beginning on or after July 1, 2010.
5.B. Liquidity and capital resources
Liquidity
We have primarily financed our operations through cash flows generated from operations and through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements and currently anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To fund the acquisition of betapharm in Germany in the year ended March 31, 2006, we borrowed Euro 400 million under a bank loan facility with a maturity period of five years.
The following table summarizes our statements of cash flows for the periods presented:

	Year Ended March 31,
	2010		2009		2008
	Rs. in millions
Net cash provided by/(used in):
Operating activities	Rs.	13,226	Rs.	4,505	Rs.	6,528
Investing activities		(6,998)		(3,472)		(9,367)
Financing activities		(5,307)		(2,527)		(7,865)
Net increase/(decrease) in cash and cash equivalents	Rs.	921	Rs.	(1,494)	Rs.	(10,704)

Effect of exchange rate changes on cash	Rs.	246	Rs.	(114)	Rs.	(372)

Cash Flow from Operating Activities
The net result of operating activities was a cash inflow of Rs.13,226 million for the year ended March 31, 2010, as compared to a cash inflow of Rs.4,505 million for the year ended March 31, 2009. The net cash provided by operating activities increased significantly during the year ended March 31, 2010 primarily on account of:
•	An increase in earnings before interest, tax, depreciation and amortization in the current year due to improved business performance.
•
A decrease of Rs.900 million of receivables during the year ended March 31, 2010, resulting in increased cash inflows, as compared to an increase of Rs.7,348 million of receivables during the year ended March 31, 2009. This was largely due to improved collection efforts, as well as the impact of collections of receivables due from sales of sumatriptan, which had been outstanding as at March 31, 2009.

•	A smaller increase in our inventory during the year ended March 31, 2010 as compared to the year ended March 31, 2009.
Cash Flow from Investing Activities
Net cash used in investing activities during the year ended March 31, 2010 was Rs.6,998 million, as compared to Rs.3,472 million during the year ended March 31, 2009. This was primarily on account of:
•
expenditures for purchases of investment securities which were Rs.3,009 million for the year ended March 31, 2010, as compared to net proceeds from sales of investment securities of Rs.4,377 million for the year ended March 31, 2009;

•
there were no expenditures for business acquisitions during the year ended March 31, 2010, as compared to expenditures of Rs.3,089 million during the year ended March 31, 2009 pertaining to our acquisitions of the Dow Pharma Unit, the Shreveport facility and Jet Generici; and

•	expenditures on property, plant and equipment for the year ended March 31, 2010 were Rs.379 million less than such expenditures for the year ended March 31, 2009.
Cash Flows from Financing Activities
There was a net cash outflow of Rs.5,307 million as a result of financing activities during the year ended March 31, 2010, as compared to a net cash outflow of Rs.2,527 million during the year ended March 31, 2009. This was primarily due to our repayment of long term debt of Rs.3,479 million during the year ended March 31, 2010, as compared to repayment of Rs.1,925 million during the year ended March 31, 2009, and also due to a reduction in our short term borrowings used to finance our working capital requirements and Rs.80 million was spent on acquisition of non-controlling interests.
Principal obligations
The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2010:

	Payments due by period
	(Rs. in millions)
							More
			Less than				than
Financial Contractual Obligations	Total		1 year		1-5 years		5 years	Annual Interest Rate
Short-term borrowings from banks	Rs.	5,604	Rs.	5,604	Rs.	—	—	5% for rupee
								borrowings and
								LIBOR + 40 – 75 bps
								for foreign
								currency
								denominated loans
Long term debt
From Indian Renewable Energy Development Agency*		1		1		—	—	2.00%
Foreign currency loan (for								EURIBOR + 70 bps
betapharm acquisition)		8,838		3,690		5,148	—	LIBOR + 70 bps

Total obligations	Rs.	14,443	Rs.	9,295	Rs.	5,148	—

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

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
As of March 31, 2010 and 2009, we had committed to spend approximately Rs.2,948 million and Rs.996 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations.
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

•
Proprietary Products, where we are actively pursuing discovery and development of new molecules, sometimes referred to as a “new chemical entity” or “NCE”, and differentiated formulations. Our research programs focus on the following therapeutic areas:

•	Metabolic disorders
•	Cardiovascular disorders
•	Bacterial infections
•	Pain and inflammation
•	In the years ended March 31, 2008, 2009 and 2010, we expended Rs.3,533 million, Rs.4,037 million and Rs.3,793 million, respectively, on research and development activities.

Patents, Trademarks and Licenses
We have filed and been issued numerous patents in our principal areas of operations: Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2010, we had registered more than 500 trademarks with the Registrar of Trademarks in India. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.
5.D. Trend information
Global Generics
The United States of America, Germany, India and Russia are the four key markets for our Global Generics business, generating roughly 85% of the revenues of this segment for the year ended March 31, 2010. The base business, excluding the authorized generic sales of sumatriptan, exhibited revenue growth of 9%, which was largely led by our sales of branded generic products in India, Russia and other international markets. The growth in these markets helped us offset the impact of a temporary product recall related slowdown in the United States in the quarter ended December 31, 2009, and also the effect of a rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model.
United States. In the United States, our revenues for the year ended March 31, 2010 were Rs 16,817 million, representing an increase of 13% as compared to our revenues for the year ended March 31, 2009, excluding revenue from authorized generic sales of sumatriptan. In terms of our product pipeline, we made 12 ANDA filings in the year ended March 31, 2010. With this, we now have 73 ANDAs pending approval at the U.S. FDA, of which 38 are Paragraph IV filings and 12 have first to file status.
Germany. In Germany, starting in June 2009, product supplies commenced under the contracts awarded by Allgemeine Ortskrankenkassen (“AOK”), one of the largest State Healthcare Insurance (“SHI”) funds in Germany, in its competitive bidding (or “tender”) process. Many other SHI funds and other health insurance providers have also announced the final results of their tenders. These new tenders continue to cause pressure on existing level of revenues due to a steep decrease in product prices. This appears to be leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market. Our revenue from Germany for the twelve months ended March 31, 2010 was Euro 109 million, representing a 26% decline over the previous year. We are also increasing our capabilities by increasing the vertical integration of our portfolio and this is expected to help us compete more effectively in the tender based models. Our goal of mitigating erosion of profitability in Germany through cost rationalization continues. In the year ended March 31, 2010, we implemented a workforce reduction of more than 200 employees at our German subsidiaries betapharm and Reddy Holding GmbH. This should enable us to manage a lean organization in this highly tender-based competitive scenario.
India. In India, revenues for the year ended March 31, 2010 were Rs 10,158 million, with growth of 20% over the year ended March 31, 2009. This increase was largely attributable to sales volume growth of 16%. According to ORG IMS in its MAT report for the 12-month period ended March 31, 2010 (the “ORG IMS MAT March 2010 report”), our growth of 23% in secondary sales (i.e., sales directly to end users) was ahead of the Indian pharmaceutical market’s growth rate of 18%. Our growth also continues to be higher than the average of the top 10 pharmaceutical companies in India. According to the ORG IMS MAT March 2010 report, we have also improved our ranking for the number of new products launched in India from 25th in the year ended March 31, 2009 to 8th for the year ended March 31, 2010. A total of 62 new products were launched by us in the year ended March 31, 2010 which generated approximately 5% of our total sales in India. Our dermatology and anti-infective categories provided the maximum number of new launches. Our new introductions also included products with differentiated technology such as Finrid, the brand name for our fentanyl patch. We hope to continue the momentum in our new product launches through a combination of both internally developed and in-licensed products.

Russia. In Russia, our sales experienced some weakness during the quarters ended June 30 and September 30, 2009. However, after the general economic conditions improved, our sales increased substantially in the quarters ended December 31, 2009 and March 31, 2010. Our total revenues from Russia were Rs.7,232 million, representing an increase of 25% over the year ended March 31, 2009. We launched six new products during the year ended March 31, 2010. According to Pharmexpert in its March 2010 Report, our prescription secondary sales for the year ended March 31, 2010 increased by 21% over the year ended March 31, 2009, as compared to the Russian pharamaceutical market’s overall growth rate of 8%. Our rank in this market currently stands at 16th according to Pharmexpert in its March 2010 Report. Our growth strategy for the Russian market is based on expanding our OTC portfolio and a clear focus on introducing differentiated products, such as bio-similar products. We also anticipate that our growth will also be achieved through in-licensing deals, which we are in the process of finalizing with various companies. The reference pricing reforms recently introduced in Russia are expected to be applicable only to select products in our portfolio which are listed as part of the essential drugs list in Russia. We do not anticipate any significant impact on the business because of this reference pricing.
Other Markets. In addition to the four key markets described above, some other major countries where we have a presence and are focused on building our Global Generics business include the United Kingdom, Venezuela, Romania and countries of the former Soviet Union. In March 2009, we announced a realignment of our Global Generics segment’s strategy for finished dosages to focus on certain key geographies, and that we would gradually exit from some of our very small, distributor driven markets. In addition to the markets where our operations are already very large and account for a major share of our Global Generics segment’s revenues (i.e., the United States, India, Russia and other countries of the former Soviet Union and Germany), we will continue operations in 10 to 15 other markets in which our finished dosage sales are growing significantly. The realignment resulting from the exit from small distribution driven markets represents an important new focus in our Global Generics segment. Not only will this realignment result in consolidation and reduction in complexity of our operations, it will enable us to significantly enhance our customer service and to increase our market share in these key geographies that we intend to focus upon.
Pharmaceutical Services and Active Ingredients
The global economic crisis and its fallout had a significant impact on the API and custom services business for most companies in this space. The growth in our PSAI segment’s API business was significantly constrained due to our API customers holding lower inventories and exerting pressure on pricing, leading to steep erosion in prices of key products. In addition, some of our API customers delayed launches of new generic products, either due to losses in litigation or the extension of exclusivity periods for innovative products. Our custom pharmaceutical business also showed lower growth than anticipated, as our customers reduced their placements of new orders.
Revenues from our PSAI segment were Rs.20,404 million for the year ended March 31, 2010, representing growth of 9% over the year ended March 31, 2009. Despite no major product launches in the year ended March 31, 2010, we have experienced a slight improvement in our order book status from the end of the year ended March 31, 2009. During the year ended March 31, 2010, we filed 36 DMFs including 24 in the United States, 8 in Europe, and 4 in our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India). Accordingly, we have cumulatively made 375 DMF filings worldwide.
Proprietary Products
Our investments in research and development of new chemical entities (“NCEs”) have been consistently focused towards developing promising therapeutic products. Strategically, we continue to seek licensing and development arrangements with third parties to further develop our product pipeline. As part of our research program, we also pursue collaborations with leading institutions and laboratories all over the world. Balaglitazone, one of our NCEs being studied for the treatment of Type 2 diabetes, is currently undergoing Phase III clinical trials. We received the initial results from the first Phase III study for balaglitazone in January 2010. The trial met its primary endpoint of glycated hemoglobin (HbA1c) reduction. The next steps for additional Phase III studies will be finalized after further discussions with applicable regulators. We will also explore possible partnerships to monetize this asset. Our Proprietary Products segment also includes our differentiated formulations business. Building a branded business around differentiated formulations in the United States is one of the important aspects of our proprietary products strategy. Our subsidiary Promius Pharma, LLC has launched its own sales and marketing operations for in-licensed products in the dermatology therapeutic area in the United States while continuing to work on development of new in-house products.

5.E. Off-balance sheet arrangements
During the year ended March 31, 2010, our equity accounted investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”), secured a credit facility of Rs.35 million from First Sino Bank. As at March 31, 2010, we had issued a corporate guarantee of Rs.35 million in favor of First Sino Bank to enhance the credit standing of Reddy Kunshan. The guarantee is required to be renewed every year and our liability may arise in the event of non-payment by Reddy Kunshan of the amounts outstanding under its credit facility.
5.F. Tabular Disclosure of Contractual Obligations
The following summarizes our contractual obligations as of March 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	(Rs. in millions)
		Less than		More than
Contractual Obligations	Total	1 year	1-5 years	5 years
Operating lease obligations	480	162	318	—
Capital lease obligations	252	15	33	204
Purchase obligations Agreements to purchase property and equipment and other capital commitments(1)	2,948	2,948	—	—
Borrowings from banks	5,604	5,604	—	—
Long term debt obligations	8,839	3,691	5,148	—
Estimated interest payable on long-term debt (2)	137	30	107	—
Post retirement benefits obligations (3)	1,126	94	430	602
Total contractual obligations	19,386	12,544	6,036	806

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.

(2)
Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2010 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years

(4)
As per our agreement with I-Ven Pharma Capital Ltd. (“I-VEN”) (refer to Note 21 in our consolidated financial statements for additional details), in April 2010, I-VEN had a one-time right to require us to pay I-VEN a portfolio termination value amount for the selected portfolio of products covered under our agreement with them. During the year ended March 31, 2010, we reached an agreement for I-VEN to exercise the portfolio termination value option for a payment in the amount of Rs.2,680 million. This amount is payable by us on or before September 30, 2010. This amount is not included in the table above.

5.G. Safe harbor
See page 3.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and senior management
The list of our directors and executive officers and their respective age and position as of March 31, 2010 was as follows:
Directors

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	71	Chairman
Mr. G.V. Prasad(2),(3)	50	Chief Executive Officer and Vice Chairman
Mr. Satish Reddy(2),(4)	43	Chief Operating Officer and Managing Director
Mr. Anupam Puri	64	Director
Dr. J.P. Moreau	62	Director
Ms. Kalpana Morparia	61	Director
Dr. Omkar Goswami	53	Director
Mr. Ravi Bhoothalingam	64	Director
Dr. Bruce L. A. Carter	67	Director
Dr. Ashok S. Ganguly (5)	75	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.

(2)	Full-time director.

(3)	Son-in-law of Dr. K. Anji Reddy.

(4)	Son of Dr. K. Anji Reddy.

(5)	Dr. Ashok S. Ganguly joined the Board on October 23, 2009.
Executive Officers
Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2010, the Management Council consisted of:

				Date of
	Education/		Experience in	commencement of	Particulars of last
Name and Designation	Degrees Held	Age	years	employment	employment
G.V. Prasad(1) Vice Chairman and Chief Executive Officer	B. Sc.(Chem. Eng.), M.S. (Indl. Admn.)	50	26	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Satish Reddy (2) Managing Director and Chief Operating Officer	B. Tech., M.S. (Medicinal Chemistry)	43	18	January 18, 1993	Director, Globe Organics Limited

Abhijit Mukherjee President — Global Generics	B. Tech. (Chem.)	52	30	January 15, 2003	President, Atul Limited

Amit Patel, Senior Vice President — North America Generics	B.A.S, BS (Eco), MBA	36	12	August 6, 2003	V P Corporate Development, CTIS Inc

Dr. C. Cartikeya Reddy, Senior Vice President and Head of Biologics	B. Tech, M.S. and Ph.D.	40	19	July 20, 2004	Senior Engineer, Genetech Inc.

				Date of
	Education/		Experience in	commencement of	Particulars of last
Name and Designation	Degrees Held	Age	years	employment	employment
K. B. Sankara Rao Executive Vice President — Integrated Product Development	M. Pharma	56	32	September 29, 1986	Production Executive, Cipla Limited

Mr. Prabir Kumar Jha Senior Vice President and Global Chief of Human Resources(4)	M.A., PGDM	43	21	November 29, 2002	Regional HR Head-Mahindra British Telecom Ltd.

Saumen Chakraborty President — Corporate(5)	B.Sc. (H), PGDM	49	26	July 2, 2001	Vice President, Tecumseh Products India Private Limited

V. S. Vasudevan (3) President — European Generics Business	B. Com. ACA	59	36	April 1, 1986	Finance Head, Standard Equity Fund Limited

Umang Vohra Chief Financial Officer	B.E., PGDM	39	15	February 18, 2002	Manager, Pepsico India

Vilas Dholye Executive Vice President — Formulations Technical Operations	B. Tech. (Chem.)	61	36	December 18, 2000	Vice President, Pidilite Industries Limited

Dr. Raghav Chari Senior Vice President — Proprietary Products	M.S. (Physics), Ph.D.	40	13	September 25, 2006	Head Corporate Strategy, NPS Pharmaceuticals Limited

(1)	Son-in-law of Dr. K. Anji Reddy.

(2)	Son of Dr. K. Anji Reddy.

(3)	Retired as an employee effective April 1, 2010.

(4)	Resigned as an employee effective July 31, 2010.

(5)	Re-designated as President and Global Head of Quality, Human Resources and Information Technology effective August 2, 2010.
Note: Dr. R. Ananthanarayanan was appointed as President — Pharmaceutical Services and Active Ingredients (PSAI) effective
August 6, 2010.
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

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Vice-Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. He is also an active member of several associations including the National Committee on Drugs and Pharmaceuticals. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Diana Hotels Limited and Infotech Enterprises Limited.
Mr. Satish Reddy is a member of our Board of Directors and serves as our Managing Director and Chief Operating Officer. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Diana Hotels Limited.
Mr. Anupam Puri has been a member of our Board of Directors since 2002. He retired from McKinsey & Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey & Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Board of Directors of Mahindra & Mahindra Limited, Tech Mahindra Limited and Mumbai Mantra Media Limited.
Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Infosys Technologies Limited, DSP BlackRock Investment Managers Pvt. Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Max New York Life Insurance Company Limited, Godrej Consumer Products Limited Cairn India Limited, Max India Limited and Avantha Power and Infrastructure Limited.
Mr. Ravi Bhoothalingam has been a member of our Board of Directors since 2000. He has served as the President of The Oberoi Group and was responsible for its worldwide operations. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Limited, and as a Director of ITC Limited. He holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and a Master of Experimental Psychology degree from Gonville and Caius College, Cambridge University. He is also a Director on the Board of Sona Koyo Steering Systems Limited.
Dr. J.P. Moreau joined our Board as a member on May 18, 2007. In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, Massachusetts, and was its President and Chief Executive Officer. Prior to that, he worked as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he was responsible for the Group’s research and development programs in Paris, London, Barcelona and Boston. He was a Vice-President, Research of IPSEN Group from April 1994, and had been a member of its Executive Committee. Dr. Moreau has a degree in chemistry from the University of Orléans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as an inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides. Effective as of April 22, 2010, he was appointed on the Board of Phytomedics Inc. in the United States of America.

Ms. Kalpana Morparia joined our Board as a member on June 5, 2007. Ms. Morparia is Chief Executive Officer of J.P. Morgan India. Ms. Morparia leads the Business Groups (Investment Banking, Asset Management, Treasury Services and Principal Investment Management) and Service Groups (Global Research, Finance, Technology and Operations) in India. Ms. Morparia is a member of J.P. Morgan’s global strategy team headquartered in New York, and is one of the key drivers of J.P. Morgan’s international expansion initiative. Prior to becoming Chief Executive Officer of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Board of ICICI Group. She was a Joint Managing Director of ICICI Group from 2001 to 2007. Ms. Morparia has also served as Chief Strategy and Communications Officer — ICICI Group. Ms. Morparia has been with the ICICI Group since 1975. A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. Ms. Morparia was named one of `The 50 Most Powerful Women in International Business’ by Fortune magazine in 2008 and one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in the years 2004, 2005, 2006 and 2008. Ms. Morparia was also named one of the ‘The 100 Most Powerful Women’ by Forbes Magazine in 2006. She also serves on the Board of Bennett, Coleman & Co. Limited and CMC Limited.
Dr. Bruce L.A. Carter joined our Board as a member on July 21, 2008. Dr. Carter is the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Board of Directors of QLT Inc. in Canada, TB Alliance in the United States of America and ZymoGenetics in the United States of America.
Dr. Ashok S. Ganguly joined our Board as a member on October 23, 2009. Dr. Ashok Ganguly is the Chairman of both Firstsource Solutions Limited (formerly ICICI OneSource Ltd.) and ABP Private Ltd. (formerly Ananda Bazar Patrika Group), and has been a Director on the Central Board of the Reserve Bank of India since November 2000. Dr. Ganguly’s principal professional career spanned 35 years with Unilever Plc/NV. He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and a member of the Unilever Board of Directors from 1990 to 1997 with responsibility for world-wide research and technology. He is a former member of the Board of British Airways Plc (1996-2005). He has served on several public bodies, the principal among them being as a member of the Science Advisory Council to the Prime Minister of India (1985-89) and the U.K. Advisory Board of Research Councils (1991-94). Currently, he is a member of the Prime Minister’s Council on Trade and Industry, Investment Commission and the India-U.S.A. CEO Council, set up by the Prime Minister of India and the President of the United States of America. He is also a member of the National Knowledge Commission to the Prime Minister. He is a recipient of the Padma Bhushan as well as the Padma Vibhushan, two India’s prestigious civilian honors. At present he serves as a member of the Rajya Sabha, the upper house of the Parliament of India. Dr. Ganguly also serves as a non-executive director of Mahindra & Mahindra Limited, Wipro Limited, and Tata AIG Life Insurance Company Limited. He is a Director on the Advisory Boards of Microsoft Corporation (India) Private Limited and the Blackstone Group.
Executive Officers
Mr. Abhijit Mukherjee is the President and head of our Global Generics segment. Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Atul Products Limited. He started his career as a management trainee in Hindustan Lever Limited (“HLL”) and worked at that company for 13 years, including three years in a Unilever company. He was primarily involved in technical assignments in the aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He holds a degree in Chemical Engineering from the Indian Institute of Technology in Kharagpur, India.
Mr. Amit Patel is our Senior Vice President and Head of North America Generics business. He is responsible for executing our company’s strategic efforts in the North American generics market. Prior to joining us in 2003, Amit was co-founder and Chief Executive Officer of a healthcare services startup called MedOnTime that was later acquired by CTIS Inc., at which he served as Vice President of Corporate Development. Earlier, he was a strategy consultant with Marakon Associates where he focused on value-based management and mergers and acquisition. He received a Bachelor of Science degree in Economics from the Wharton School of Business at the University of Pennsylvania, a Bachelor of Applied Science degree in Systems Engineering from the Moore School at the University of Pennsylvania, and a Master of Business Administration degree from Harvard Business School.

Mr. Cartikeya Reddy is a Senior Vice President and he heads our Biologics division, which focuses on the development of biosimilar molecules for the Indian and global markets. Prior to joining us in 2004, Mr. Reddy worked with Genentech Inc., where he was a Group Leader in the area of Cell Culture Process Development. Before that, he was with the Biotechnology Division of Bayer Corporation, where he successfully led teams in the areas of Bioprocess Development and pilot scale manufacturing. Mr. Reddy holds a Master of Science degree and Ph.D. in Chemical Engineering from the University of Illinois, Urbana-Champaign, and was a Visiting Scholar at the Massachusetts Institute of Technology in Cambridge, Massachusetts, United States of America. He also graduated with a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology in Chennai, India.
Mr. K.B. Sankara Rao is an Executive Vice President and head of our Integrated Product Development business. Mr. Rao was appointed to this position in February 2004. He is responsible for directing our strategies for new product development in the areas of generics, branded generics, specialty, NCE formulations and active pharmaceutical ingredients. Mr. Rao began his career with us in 1986. Since then, he has held a series of leadership roles in manufacturing, research and development, quality, projects and supply-chain management, in addition to revitalizing our new product development function using the Six-Sigma process. Mr. Rao was also instrumental in the design and implementation of the “Self-Managed Team” — a concept arguably unique in the pharmaceutical industry. He is a life-member of the Indian Pharmaceutical Association, the Controlled Release Society and the Indian Pharmacy Graduates Association. He is also a member of the Confederation of Indian Industry (“CII”) Southern Region Quality and Productivity Sub-committee, as well as the CII Sohrabji Godrej Green Business Centre, Hyderabad, Environment and Recycling Council. Mr. Rao holds a Masters degree in Pharmacy from Andhra University.
Mr. Prabir Jha is our Senior Vice President and Global Chief of Human Resources. He leads our Human Resources function globally, and is also responsible for Corporate Communications. Mr. Jha moved to the private sector after almost 10 years in the Indian Civil Services. Prior to joining us in 2002, he worked for organizations such as Thermax Limited and Mahindra British Telecom (now Tech Mahindra) Limited, where he made key contributions to many high-end human resources interventions. He has handled all areas in human resources, and has a special interest in change management, global human resources strategy, employer branding and leadership capability development. Mr. Jha is an alumnus of St. Stephen’s College in Delhi and of the Xavier Labour Relations Institute in Jamshedpur. During his time as a government employee, Mr. Jha handled the entire range of human resources and industrial relations responsibilities while with the Indian Ordinance Factories.
Mr. Saumen Chakraborty is the President and head of our Corporate function. In this role, he is responsible for our Quality, Information Technology, Business Process Excellence, Human Resources, Corporate Communications and Supply Chain Effectiveness functions. Prior to this role, he was head of the Global Generics Operations along with Integrated Product Development across the organization. Mr. Chakraborty joined us in 2001 as Global Chief of Human Resources. He later took over as Chief Financial Officer in 2006 and then became our President — Corporate and Global Generics Operations in early 2009. He has 26 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line manager, human resources and other positions, including Senior Manager (Finance and Accounts) in Eicher, and Vice President (Operations) in Tecumseh. A member of various industry forums, including the Confederation of Indian Industry and the National HRD Network, he graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad. He continues to be responsible for Information Technology and Business Process Excellence.
Mr. V.S. Vasudevan was the President and head of our European Generics Business, prior to his retirement effective as of April 1, 2010. Prior to this role, he was our Chief Financial Officer. In the position of Chief Financial Officer, he was responsible for managing our finance organization. He also was the head of the secretarial, legal, compliance, investor relations and internal audit functions. Mr. Vasudevan played an important role in establishment of our corporate governance framework. Under his leadership, we received external recognition for our corporate governance and financial reporting practices from the Institute of Company Secretaries of India and the Institute of Chartered Accountants of India. Mr. Vasudevan played a key role in the integration of Cheminor Drugs Limited with us, the acquisition of betapharm in Germany and in our growth through various other corporate initiatives, including the acquisition of other companies in India and overseas and the acquisition of brands in India. Mr. Vasudevan is a Chartered Accountant by qualification, and a member of the Peer Review Board of the Institute of Chartered Accountants of India.
Mr. Umang Vohra is our Chief Financial Officer and has over 14 years of experience across various functions within finance, strategic planning and corporate development. He is responsible for managing our organization’s global finance functions including among others Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. He joined us in 2002, initially working as our Deputy Chief Financial Officer, and has been part of several of our key initiatives like acquisitions, research and development, de-risking transactions, and operational improvements and migration to IFRS in our accounting, governance and finance processes. Prior to joining us, Mr. Vohra worked with Eicher and PepsiCo India. Mr. Vohra has a base degree in computer engineering and he holds an MBA with a specialization in Finance from TA Pai Institute of Management (TAPMI), India.

Mr. Vilas Dholye is an Executive Vice President and head of our Formulations Technical Operations function. He has over 35 years of experience in operations and projects management. Mr. Dholye joined our organization in 2000 and was responsible for all aspects of our API manufacturing operations. He has over the last few years been responsible for implementing business process excellence and enterprise resource planning projects. Prior to joining us, Mr. Dholye worked with Pidilite Industries, Gharda Chemicals, Humphrey and Glasgow (Now Jacob Engineering) and Asian Paints, among other companies. Vilas holds a Chemical Engineering degree from the University Institute of Chemical Technology, Mumbai.
Dr. Raghav Chari heads our Proprietary Products segment and is responsible for developing a viable portfolio of products across our New Chemical Entities and Differentiated Formulations businesses. Dr. Chari joined us in 2006 as Vice President- Corporate Development for our New Chemical Entities and Specialty business and has helped shape our Proprietary Products business strategy while developing strong alliance platforms. He started his career with McKinsey and Company, where he spent several years as an Associate, Engagement Manager and finally Associate Principal in McKinsey’s Pharmaceuticals and Medical Products practice. After McKinsey, he took leadership roles in strategy and business development with several smaller biotech companies. Prior to joining us, he was the head of the Corporate Strategy function at NPS Pharmaceuticals. Dr. Chari is a graduate in Mathematics and Physics from the California Institute of Technology and holds a Ph.D in Theoretical Physics from Princeton University.
Dr. R Ananthanarayanan was appointed as President — Pharmaceutical Services and Active Ingredients (PSAI) effective as of August 6, 2010. Prior to joining us, Dr. Ananthanarayanan was President — Custom R&D and Manufacturing Services (CRAMS) — Aurosource division for APIs and Finished Dosage of Aurobindo Pharma, New Jersey, USA. He was also a key leadership member on the Executive Management Committee at Piramal Healthcare Ltd. and was the President and Head of Pharma Solutions business. He worked with Piramal Healthcare for over 7 years and was involved since the inception of its Pharma Solutions business. Prior to joining Piramal Healthcare, Dr. Ananthanarayanan was Managing Director — Asia and Head of Global Sourcing for Galpharm International Ltd, a U.K. based manufacturer/distributor of specialty pharmaceuticals and baby products. He has over 20 years of experience in the pharmaceutical industry with specialization in research and development, manufacturing operations, regulatory affairs, quality assurance, business development, global strategic sourcing, and mergers and acquisitions. Dr. Ananthanarayanan received a Ph.D in Pharmaceutical Technology and a Bachelor’s degree in Pharmaceutical Sciences from the University of Mumbai, India.
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
On July 28, 2006, our shareholders re-appointed Dr. K. Anji Reddy as Chairman effective as of July 13, 2006, and Mr. G.V. Prasad as Vice Chairman and Chief Executive Officer effective as of January 30, 2006. On July 24, 2007, our shareholders re-appointed Mr. Satish Reddy as Managing Director and Chief Operating Officer effective as of October 1, 2007. Our Managing Director and COO and Vice Chairman and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The governance and compensation committee, which is composed of independent directors, recommends the commission for our Chairman, Vice Chairman and Chief Executive Officer and Managing Director and COO within the limits of 1%, 0.75% and 0.75%, respectively, of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.

Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of Rs.5,000 (U.S.$111.36) for every Board meeting and Board committee meeting they attend. In the year ended March 31, 2010, we paid an aggregate of Rs.340,000 (U.S.$7,572.40) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2010 as provided in the table below.
For the year ended March 31, 2010, the directors were entitled to the following amounts as compensation:
(Amounts Rs. in millions, except number of stock options)

											Number of
Name of Directors	Attendance fees		Commission (2)		Salary		Perquisites		Total		Stock Options
Dr. K. Anji Reddy	Rs.	—	Rs.	100	Rs.	5	Rs.	1	Rs.	106	—
Mr. G.V. Prasad		—		60		4		1		65	—
Mr. Satish Reddy		—		60		4		1		65	—
Mr. Anupam Puri		*		3		—		—		3	3,000
Dr. J.P. Moreau		*		3		—		—		3	3,000
Ms. Kalpana Morparia		*		3		—		—		3	3,000
Dr. Omkar Goswami		*		3		—		—		3	3,000
Mr. Ravi Bhoothalingam		*		3		—		—		3	3,000
Dr. Bruce L. A. Carter		*		3		—		—		3	3,000
Dr. Ashok S. Ganguly (1)		*		2		—		—		2	—

*
Attendance fees were paid only to non-full time directors and ranged from Rs.10 thousand to Rs.95 thousand, depending upon their attendance in Board and committee meetings. As a result of rounding to the nearest million, such attendance fees do not appear in the above table.

(1)	Dr. Ashok S. Ganguly joined as a member of our Board of Directors effective October 23, 2009.

(2)
For the year ended March 31, 2010, the Board of Directors recommended a fixed commission of Rs.2.7 million (U.S. $60,000) per director applicable to all the independent directors, a specific commission of Rs.0.5 million (U.S. $10,000) to the Chairman of the Audit Committee, Rs.0.2 million (U.S.$5,000) to the Chairman of each other Committee, and Rs.0.07 million (U.S. $1,500) to the members of each Committee. In addition, Rs.0.07 million (U.S.$1,500) was paid towards foreign travel to the directors residing outside India.

The options granted to non-full time directors during the year ended March 31, 2010 have an exercise price of Rs.5 per option, vest in one year, and expire five years from the date of vesting.
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

Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid for services rendered to us for the year ended March 31, 2010 and stock options held by all of our other executive officers as of March 31, 2010:
Compensation for Executive Officers

					Expiration
	Compensation	No. of	Fiscal Year	Exercise	Date
Name	(Rs. In millions)	Options held	Of Grant	Price (Rs.)	(See note no.)
Abhijit Mukherjee	16.6	2,000	2007	5	(4)
		2,000	2008	5	(3)
		2,000	2008	5	(4)
		2,000	2009	5	(2)
		2,000	2009	5	(3)
		2,000	2009	5	(4)
		2,000	2010	5	(1)
		2,000	2010	5	(2)
		2,000	2010	5	(3)
		2,000	2010	5	(4)
Amit Patel	21.2	1,250	2008	5	(3)
		1,375	2008	5	(3)
		1,375	2008	5	(4)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
		1,500	2010	5	(1)
		1,500	2010	5	(2)
		1,500	2010	5	(3)
		1,500	2010	5	(4)
Cartikeya Reddy	9.2	600	2006	5	(1)
		600	2006	5	(2)
		600	2006	5	(3)
		600	2006	5	(4)
		500	2007	5	(1)
		500	2007	5	(2)
		500	2007	5	(3)
		500	2007	5	(4)
		1,000	2008	5	(1)
		1,000	2008	5	(2)
		1,000	2008	5	(3)
		1,000	2008	5	(4)
		1,250	2009	5	(1)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		1,250	2010	5	(4)

					Expiration
	Compensation	No. of	Fiscal Year	Exercise	Date
Name	(Rs. In millions)	Options held	Of Grant	Price (Rs.)	(See note no.)
K. B. Sankara Rao	12.2	1,600	2007	5	(4)
		1,500	2008	5	(3)
		1,500	2008	5	(4)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		1,250	2010	5	(4)
Prabir Kumar Jha	9.9	650	2007	5	(4)
		1,000	2008	5	(3)
		1,000	2008	5	(4)
		1,250	2009	5	(2)
		1,250	2009	5	(3)
		1,250	2009	5	(4)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		1,250	2010	5	(4)
Saumen Chakraborty	16.4	2,000	2007	5	(4)
		2,000	2008	5	(3)
		2,000	2008	5	(4)
		2,000	2009	5	(2)
		2,000	2009	5	(3)
		2,000	2009	5	(4)
		2,000	2010	5	(1)
		2,000	2010	5	(2)
		2,000	2010	5	(3)
		2,000	2010	5	(4)
Umang Vohra	9.5	750	2007	5	(4)
		750	2008	5	(3)
		750	2008	5	(4)
		875	2009	5	(2)
		875	2009	5	(3)
		875	2009	5	(4)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		1,250	2010	5	(4)
V.S. Vasudevan	28.7	5,000	2005	442.5	(1)
		5,000	2005	442.5	(2)
		5,000	2005	442.5	(3)
		5,000	2005	442.5	(4)
		12,500	2006	362.5	(1)
		12,500	2006	362.5	(2)
		12,500	2006	362.5	(3)
		12,500	2006	362.5	(4)
		2,000	2007	5	(4)
		1,750	2008	5	(3)
		1,750	2008	5	(4)
		1,500	2009	5	(2)
		1,500	2009	5	(3)
		1,500	2009	5	(4)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		1,250	2010	5	(4)

					Expiration
	Compensation	No. of	Fiscal Year	Exercise	Date
Name	(Rs. In millions)	Options held	Of Grant	Price (Rs.)	(See note no.)
Vilas M. Dholye	10.6	600	2007	5	(4)
		700	2008	5	(3)
		700	2008	5	(4)
		400	2009	5	(2)
		400	2009	5	(3)
		400	2009	5	(4)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		1,250	2010	5	(4)
Dr. Raghav Chari	18.3	500	2008	5	(3)
		750	2009	5	(2)
		750	2009	5	(3)
		750	2009	5	(4)
		1,000	2010	5	(1)
		1,000	2010	5	(2)
		1,000	2010	5	(3)
		1,000	2010	5	(4)
		500	2008	5	(3)

(1)	The expiration date is five years from the date of vesting. The options vest in one year.

(2)	The expiration date is five years from the date of vesting. The options vest in two years.

(3)	The expiration date is five years from the date of vesting. The options vest in three years.

(4)	The expiration date is five years from the date of vesting. The options vest in four years.
Retirement benefits.
We provide the following benefit plans to our employees:
Gratuity benefits: In accordance with applicable Indian laws, we provide for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, at an amount based on the respective employee’s last drawn salary and the years of employment with us. Effective September 1, 1999, we established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liability with regard to the Gratuity Plan is determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by Indian law and generally consist of federal and state Indian Government bonds and the debt instruments of Indian Government-owned corporations.
The net periodic benefit costs recognized by us were Rs.48 million and Rs.63 million during the years ended March 31, 2009 and 2010, respectively.
Superannuation benefits. Apart from being covered under the Gratuity Plan described above, our senior officers also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.44 million and Rs.47 million to the superannuation plan during the years ended March 31, 2009 and 2010, respectively.

Provident fund benefits. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.160 million and Rs.195 million to the provident fund plan during the years ended March 31, 2009 and 2010, respectively.
401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed Rs.54 million and Rs.70 million to this 401(k) retirement savings plan for the years ended March 31, 2009 and 2010, respectively.
National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.51 million and Rs.90 million to the U.K. National Insurance scheme during the years ended March 31, 2009 and 2010, respectively.
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
Long service benefit recognition. During the year ended March 31, 2010 we introduced a new post-employment defined benefit scheme under which all eligible employees of our parent company who have completed a specified service tenure with our parent company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with our parent company. We have valued the liability associated with this scheme through an independent actuary. During the year ended March 31, 2010, we recorded a liability of Rs.53 million under the scheme.
6.C. Board practices
Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2010, we had ten directors on our Board, of which seven were non-full time independent directors.
The Companies Act, 1956 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation. At every annual general meeting, one-third of the directors who are subject to re-election must retire and, if eligible for re-election, may be reappointed at the annual general meeting.
The terms of each of our directors and their expected expiration dates are provided in the table below:

Expiration of
Current
Name	Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)	July 12, 2011	5 years	26 years
Mr. Satish Reddy (1)	September 30, 2012	5 years	17 years
Mr. G.V. Prasad (1)	January 30, 2011	5 years	24 years
Mr. Anupam Puri (2)	Retirement by rotation	Due for retirement by rotation in 2011	8 years
Dr. J. P. Moreau(2)	Retirement by rotation	Due for retirement by rotation in 2010	3 years
Ms. Kalpana Morparia(2)	Retirement by rotation	Due for retirement by rotation in 2010	3 years
Dr. Omkar Goswami (2)(3)	Retirement by rotation	Due for retirement by rotation in 2012	9.5 years
Mr. Ravi Bhoothalingam (2)(3)	Retirement by rotation	Due for retirement by rotation in 2012	9.5 years
Dr. Bruce L. A. Carter (2)	Retirement by rotation	Due for retirement by rotation in 2011	2 years
Dr. Ashok S. Ganguly (2)	Retirement by rotation	Appointment to be confirmed by shareholders in 2010	0.5 year

(1)	Full time director.

(2)	Non-full time independent director.

(3)	Reappointed at the 25th Annual General Meeting of Shareholders held on July 22, 2009.

The terms of the contracts with our full-time directors are also disclosed to all of our shareholders in the notice of the general meeting. The directors are not eligible for any termination benefit on the termination of their tenure with us.
Committees of the Board
Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had five Board-level Committees as of March 31, 2010:
•	Audit Committee.

•	Governance and Compensation Committee.

•	Shareholders’ Grievance Committee.

•	Management Committee.

•	Investment Committee.
The Board of Directors, in their meeting held on May 18, 2009, decided to consolidate the Governance Committee and Compensation Committee into one and renamed it as the Governance and Compensation Committee, with membership of the then independent Directors.
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

Our Company Secretary is the Secretary of the Audit Committee. This Committee met on five occasions during the year ended March 31, 2010. Our independent registered public accounting firm was present at all Audit Committee meetings during the year.
The primary responsibilities of the Audit Committee are to:
•	Supervise the financial reporting process;

•	Review our financial results, along with the related public filings, before recommending them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with our independent registered public accounting firm on the nature and scope of audits, and any views that they have about the financial control and reporting processes;

•	Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of our independent registered public accounting firm and their fees;

•	Review the independence of our independent registered public accounting firm;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our Indian and foreign subsidiaries;

•	Review related party transactions;

•	Review the functioning of our whistle blower policies and procedures; and

•	Implement compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002.
Compensation Committee. Prior to its consolidation with the Governance Committee effective as of May 18, 2009, the Compensation Committee considered and recommended to the Board the compensation of the full time directors and executives, and also reviewed the remuneration package that we offered to different grades/levels of our employees. The Compensation Committee also administered our Employee Stock Option Schemes.
The Compensation Committee consisted of the following three non-full time, independent directors:
•	Mr. Ravi Bhoothalingam (Chairman);

•	Dr. J.P. Moreau; and

•	Ms. Kalpana Morparia
The Global Chief of Human Resources was the Secretary of the Committee. The Compensation Committee met once during the year ended March 31, 2010.
Governance Committee. Prior to its consolidation with the Compensation Committee effective as of May 18, 2009, the primary function of the Governance Committee was to assist the Board of Directors in fulfilling its responsibilities by reviewing and making recommendations to the Board regarding the Board’s composition and structure, establishing criteria for Board membership and evaluating corporate policies relating to the recruitment of Board members and establishing, implementing and monitoring policies and processes regarding principles of corporate governance in order to ensure the Board’s compliance with its fiduciary duties.

The Governance Committee consisted of the following non-full time, independent directors:
•	Mr. Anupam Puri (Chairman); and

•	Dr. Omkar Goswami.
Our Company Secretary was the Secretary of the Committee. The Governance Committee met once during the year ended March 31, 2010.
Governance and Compensation Committee. The Board of Directors in their meeting held on May 18, 2009, decided to consolidate the Governance Committee and Compensation Committee into one and renamed it as the Governance and Compensation Committee with membership of the then independent Directors. The primary function of the Governance and Compensation Committee is to assist the Board of Directors in fulfilling its responsibilities by reviewing and making recommendations to the Board regarding the Board’s composition and structure, establishing criteria for Board membership and evaluating corporate policies relating to the recruitment of Board members and establishing, implementing and monitoring policies and processes regarding principles of corporate governance in order to ensure the Board’s compliance with its fiduciary duties. This Committee also considers and recommends to the Board the compensation of the full time directors and executives, and also reviews the remuneration package that we offer to different grades/levels of our employees. The Governance and Compensation Committee also administers our Employee Stock Option Schemes.
The Governance and Compensation Committee consists of the following non-full time, independent directors:
•	Mr. Anupam Puri (Chairman);

•	Dr. Omkar Goswami;

•	Mr. Ravi Bhoothalingam;

•	Ms. Kalpana Morparia;

•	Dr. J.P. Moreau; and

•	Dr. Bruce Carter
The Global Chief of Human Resources is the Secretary of the Committee. The Governance and Compensation Committee met two times during the year ended March 31, 2010.
6.D. Employees
The following table sets forth the number of our employees as at March 31, 2010, 2009 and 2008.
As at March 31, 2010

			Rest of the
	North America	Europe	World	Total
Manufacturing(1)	163	53	5,524	5,740
Sales and Marketing(2)	102	88	3,873	4,063
Research and Development	6	27	1,753	1,786
Others(3)	44	231	1,591	1,866

Total	315	399	12,741	13,455

As at March 31, 2009

			Rest of the
	North America	Europe	World	Total
Manufacturing(1)	105	89	3,686	3,880
Sales and Marketing(2)	85	235	3,594	3,914
Research and Development	18	24	1,455	1,497
Others(3)	121	197	1,619	1,937

Total	329	545	10,354	11,228

As at March 31, 2008

			Rest of the
	North America	Europe	World	Total
Manufacturing(1)	—	50	3,276	3,326
Sales and Marketing(2)	45	261	3,079	3,385
Research and Development	18	—	1,708	1,726
Others(3)	46	184	908	1,138

Total	109	495	8,971	9,575

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.
We have not experienced any material work stoppages in the last two fiscal years and we consider our relationship with our employees and labor unions to be good. Approximately 8% of our employees belong to labor unions. We did not experience any strikes at our manufacturing facilities in the years ended March 31, 2010 and 2009.
6.E. Share ownership
The following table sets forth, as of March 31, 2010 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

	No. of Shares	% of Outstanding	No. of Options
Name	Held (1), (3)	Capital	Held
Dr. K. Anji Reddy (2),(4)	700,956	0.42%	—
Mr. G.V. Prasad (4)	1,365,840	0.81%	—
Mr. Satish Reddy (4)	1,205,832	0.71%	—
Mr. Anupam Puri (ADRs)(5)	13,500	0.01%	3,000
Dr. J.P.Moreau (ADRs)(5)	3,000	—	3,000
Dr. Omkar Goswami(5)	15,000	0.01%	3,000
Ms. Kalpana Morparia(5)	3,000	—	3,000
Mr. Ravi Bhoothalingam(5)	15,000	0.01%	3,000
Dr. Bruce L.A. Carter (ADRs)(5)	4,000	—	3,000
Dr. Ashok S. Ganguly(5)	—	—	—
Abhijit Mukherjee	20,093	0.01%	20,000
Amit Patel	—	—	13,750
Cartikeya Reddy	—	—	18,400
K. B. Sankara Rao	62,354	0.04%	13,350
Prabir Kumar Jha	7,000	—	11,400
Saumen Chakraborty	29,220	0.02%	20,000
Umang Vohra	5,365	—	9,875
V. S. Vasudevan	31,740	0.02%	85,000
Vilas M. Dholye	2,000	—	8,200
Dr. Raghav Chari	—	—	6,750

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	All shares have voting rights.

(4)	Not eligible for grant of Stock Options.

(5)
These options were granted in the year ended March 31, 2010 with an exercise price of Rs. 5 each. These options vests at the end of one year from the date of grant and expire at the end of five years from the date of vesting.

Employee Stock Incentive Plans
We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. In the year ended March 31, 2010, options to purchase ordinary shares and ADSs were awarded to various executive officers and directors under these two plans as follows: an aggregate of 434,440 options were granted having an average exercise price of Rs.5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant (excluding the grants to Board members, which vest in one year) provided for time-based vesting in 25% increments over four years. As of March 31, 2010, options were outstanding under these two plans for an aggregate of approximately 897,397 shares and ADSs with an average exercise price of Rs.5 per share or ADS and approximately 100,000 shares and ADSs with an average exercise price of Rs.403.02 per share or ADS.
In addition, our subsidiary Aurigene Discovery Technologies Limited (“Aurigene”) adopted the Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 to provide for issuance of stock options to eligible employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc. In the year ended March 31, 2010, no options were awarded under this plan. As of March 31, 2010, options were outstanding under this plan for an aggregate of approximately 1,012,331 shares of Aurigene with an average exercise price of Rs.11.95 per share.
For the years ended March 31, 2010 and 2009, Rs.226 million and Rs.131 million, respectively, has been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2010, there was approximately Rs.167 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.59 years.
For further information regarding our options and stock option incentive plans, see Note 20 to our consolidated financial statements.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major shareholders
All of our equity shares have the same voting rights. As of March 31, 2010, a total of 25.77% of our equity shares were held by the following parties:
•	Dr. K. Anji Reddy (Chairman),

•	Mr. G.V. Prasad (Vice Chairman and Chief Executive Officer),

•	Mr. Satish Reddy (Managing Director and Chief Operating Officer),
•	Mrs. K. Samrajyam, wife of Dr. K. Anji Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and
•
Dr. Reddy’s Holdings Limited (formerly known as Dr. Reddy’s Holdings Private Limited) (a company in which Dr. K. Anji Reddy owns 40% of the equity and the remainder is held by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members)

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2010:

	Equity Shares Beneficially Owned (1)
	Number	Percentage
Name	of Shares	of Shares
Dr. K. Anji Reddy (2)	39,829,284	23.59%
Mr. G.V. Prasad	1,365,840	0.81%
Mr. Satish Reddy	1,205,832	0.71%
Family Members	1,116,856	0.66%

Subtotal	43,517,812	25.77%

Others/public float	125,327,573	74.23%

Total number of shares outstanding	168,845,385	100.00%

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

(2)
Dr. Reddy’s Holdings Limited owns 39,128,328 of our equity shares. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Limited. The remainder is owned by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members. The entire amount beneficially owned by Dr. Reddy’s Holdings Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy. An aggregate of 2,100,000 of such equity shares held by Dr. Reddy’s Holdings Limited and 125,000 of such equity shares held by Dr. K. Anji Reddy were pledged as on March 31, 2010.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.
The following shareholders held more than 5% of our equity shares as of:

	March 31, 2010		March 31, 2009		March 31, 2008
	No. of equity	% of equity	No. of equity	% of equity	No. of equity	% of equity
Name	shares held	shares held	shares held	shares held	shares held	shares held
Dr. Reddy’s Holdings Limited	39,128,328	23.17	39,978,328	23.74	37,798,290	22.48
Life Insurance Corporation of India	18,871,794	11.18	21,723,498	12.89	20,619,743	12.26
As of March 31, 2010, we had 168,845,385 outstanding equity shares. As of March 31, 2010, there were 70,819 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2010, 14.54% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2010 we had approximately 16,103 ADS holders of record in the United States.
7.B. Related party transactions
We have entered into transactions with the following related parties:
•	Diana Hotels Limited for hotel services;

•	A.R. Life Sciences Private Limited for processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited for the purchase and sale of active pharmaceutical ingredients;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
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
The following is a summary of significant related party transactions:

	(Amounts in Rs. millions)
	Year Ended March 31,
	2010		2009		2008
Purchases from significant interest entities in the ordinary course	Rs.	275	Rs.	290	Rs.	219
Sales to significant interest entities in the ordinary course		156		135		88
Services to significant interest entities		4		—		—
Contribution to a significant interest entity towards social development and research and development		151		124		114
Hotel expenses paid to significant interest entities		13		13		13
Advances paid to significant interest entities for purchase of land (1)		367		400		680
Short term loan taken from and repaid to significant interest entities		—		60		—
Interest paid on loan taken from significant interest entities		—		2		—

	Year Ended March 31,
	2010		2009		2008
Revenue from equity accounted investees	Rs.	—	Rs.	—	Rs.	40
Reimbursement of research and development expenses from equity accounted investees		—		—		90
Compensation paid to key management personnel		511		460		464
Lease rental paid under cancellable operating leases to directors and their relatives		27		26		25
The above table does not include the following transactions between key management personnel and the Company:
•
During the year ended March 31, 2010, we exchanged a parcel of land owned by us for another parcel of land of equivalent size that adjoins our research facility, owned by our key management personnel. We concluded that this exchange transaction lacks commercial substance and have accordingly recorded the land acquired at the carrying amount of the land transferred, with no profit or loss being recorded.

•	During the year ended March 31, 2010, the Company purchased land from a significant interest entity for a purchase price of Rs.21 million.

(1)
This does not include amounts paid as at March 31, 2010, 2009 and 2008 of Rs.1,447 million, Rs.1,080 million and Rs.680 million respectively, as advances towards the purchase of land from significant interest entities, which has been recorded under capital work-in-progress in our statement of financial position.

We have the following amounts due from related parties:

	(Amounts in Rs. millions)
	As at March 31,
	2010		2009
Significant interest entities	Rs.	44	Rs.	43
Equity accounted investees		—		—
Key management personnel		5		5
We have the following amounts due to related parties:

	(Amounts in Rs. millions)
	As at March 31,
	2010		2009
Significant interest entities	Rs.	20	Rs.	68
7.C. Interests of experts and counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated statements and other financial information
The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated statement of financial position as of March 31, 2010 and 2009

•	Consolidated income statement for the years ended March 31, 2010, 2009 and 2008

•	Consolidated statement of comprehensive income/(loss) for the years ended March 31, 2010, 2009 and 2008

•	Consolidated statement of changes in equity for the years ended March 31, 2010, 2009 and 2008

•	Consolidated cash flow statement for the years ended March 31, 2010, 2009 and 2008

•	Notes to the consolidated financial statements
Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.
Amount of Export Sales
For the year ended March 31, 2010, our export revenues were Rs.57,469 million, and account for 82% of our total revenues.

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
Fexofenadine United States litigation
In April 2006, we launched our fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. We are presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three method of use patents, and three synthetic process patents which are at issue in the litigation. We have obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) have been defending a similar action in the same court.

In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to our fexofenadine hydrochloride tablet products.
Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine. We utilize an internally developed polymorph and have not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®) and granted to AMR in June 2008. Subsequent to our receipt of the U.S. FDA approval in March 2010 for our ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against us in the District Court of New Jersey to withhold the launch of our product.
On June 12, 2010, the United States District Court for the District of New Jersey granted a preliminary injunction to AMR and Aventis, prohibiting us from launching a generic version of fexofenadine-pseudoephedrine higher strength. A trial is scheduled to begin on November 15, 2010, wherein we will defend our rights with respect to both the fexofenadine-pseudoephedrine combination and the plain fexofenadine tablets. If Aventis is ultimately successful in its allegation of patent infringement, we could be required to pay damages related to fexofenadine hydrochloride tablet sales made by us, and could also be prohibited from selling these products in the future.
Alendronate Sodium, Germany litigation
In February 2006, MSD Overseas Manufacturing Co. (“MSD”), an entity affiliated with Merck & Co. Inc. (“Merck”), initiated infringement proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the supplementary protection certificate on the basic patent for Fosamax® (MSD’s brand name for alendronate sodium). betapharm and some other companies are selling generic versions of this product in Germany. MSD’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, MSD filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent.
In March 2007, the European Patent Office granted Merck a patent, which will expire on July 17, 2018 covering the use of alendronate for the treatment of osteoporosis (the “new patent”). betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office which revoked the new patent on March 18, 2009. Merck filed notice of appeal of such revocation, and a final decision is not expected before 2011. In August 2007, Merck initiated patent infringement proceedings against betapharm before the German civil court of Düsseldorf, which decided to stay the proceedings until a final decision of the European Patent Office is rendered. There are other jurisdictions within Europe where the new patent has already been revoked. As a result of this, we continue selling our generic version of Fosamax®. If Merck is ultimately successful in its allegations of patent infringement, we could be required to pay damages related to sales of our generic version of Fosamax® in Gemany, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
We are aware of litigation with respect to one of our suppliers for oxycodon, which is sold by us and other generics companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against our supplier. The innovator has filed an infringement suit of formulation patents against our supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). Our supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that our supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending. As of March 31, 2010, based on a legal evaluation, we continued to sell this product.

Olanzapine, Canada litigation
We supply certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. Our agreement with Pharmascience includes a provision under which we share a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products. For the preceding reasons, we are exposed to potential damages in an amount that may equal our profit share derived from sale of the product.
During October, 2009, the Canadian Federal Court decided in the Novopharm case that Eli Lilly’s patent for Zyprexa® is invalid. On November 3, 2009, Eli Lilly filed an appeal. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on July 21, 2010 and remanded for further consideration. We continue to sell the product to Pharmascience. Because the Canadian Federal Court’s decision on Eli Lilly’s appeal is pending, management continues to believe that the outcome of this litigation cannot be predicted. However, if Eli Lilly is ultimately successful in its allegations of patent infringement against Novopharm, we could be required to repay Pharmascience a portion of the damages it incurs related to the above product sales.
Erlotinib, India litigation
We launched Tyrokinin tablets (erlotinib hydrochrolride-150 mg, a generic version of Roche’s Tarceva®) in India in January 2010. We source this product from Natco Pharma Ltd (NATCO). Roche sued us and NATCO for infringement of the erlotinib product patent in the Delhi High court and sought an injunction restraining the sale of the product. The matter came up for hearing on April 8, 2010 before the High Court of Delhi, on which date we filed our written statement and counterclaim. The High Court of Delhi heard the matter and no interim injunction orders were issued. The matter remains pending and the High Court of Delhi is currently awaiting Roche’s reply. Roche is also currently litigating on the same product, in the High Court of Delhi, against Cipla who has been selling this product since January, 2008. If Roche is ultimately successful in its allegations of patent infringement, we could be required to pay damages related to the product sales made by us, and could also be prohibited from selling these products in the future. Based upon a legal evaluation, we continue to sell this product.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. We have been named in the list of polluting industries along with 229 others. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 million per acre for dry land and Rs.1.70 million per acre for wet land. Accordingly, we have paid total compensation of Rs.3 million. The matter is pending in the courts and the possibility of additional liability is remote. We would not be able to recover the compensation paid, even if the decision of the court is in our favor.
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

Through the same notice, the Authorities issued a penalty claim of Rs.7 million against us. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.34 million. We have filed appeals against these notices. In August and September 2006, we attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in our favor setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to our U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to the initial requests and is in the process of responding to subsequent requests, and will continue to cooperate with the Attorneys General in these investigations if it is asked to do so.
Other
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
Dividend Policy
In the years ended March 31, 2008, 2009 and 2010, we paid cash dividends of Rs.3.75, Rs.3.75 and Rs.6.25, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 6, 2010 the Board of Directors proposed a dividend in the aggregate amount of Rs.2,215 million (including the aggregate amount of Rs.316 million to pay the dividend tax imposed on the distribution of such dividends), which would amount to a total dividend per share of Rs.11.25. The Board’s dividend proposal is subject to the approval of our shareholders.
Holders of ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.
On March 31, 2010 our Board of Directors approved a scheme for the issuance of bonus debentures that would be effected by capitalization of our retained earnings, subject to the successful receipt of the necessary approvals of our shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On May 28, 2010, a general meeting of our shareholders was held in which the proposed bonus debenture scheme was approved. The proposed bonus debenture scheme entails the issuance and allotment of unsecured, non-convertible, redeemable, fully paid up (i.e., the shareholders need not pay any amounts to receive them) bonus debentures carrying a face value of Rs.5 each (“bonus debentures”) to our shareholders in the ratio of 6 bonus debentures for each equity share held by them, on a date to be determined in the future. The bonus debentures will carry a coupon rate (to be determined in the future) that is to be paid annually. Additionally, these bonus debentures would be redeemable upon our election at the end of 36 months from the initial date of issuance. No adjustments have been recorded for this proposed scheme in the audited consolidated financial statements, as the proposed bonus debenture scheme will become effective only after the successful receipt of approvals from the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On July 19, 2010, we received the High Court’s approval to the scheme and we have concurrently made applications to the other regulatory authorities in order to seek the necessary approvals to effectuate the scheme.

8.B. Significant changes
During the three months ended June 30, 2010, we entered in to an agreement with GlaxoSmithKline Trading Services Limited (“GSK”) to sell certain marketing authorizations and dossiers for our currently marketed products in Brazil for a consideration of U.S.$4 million. The agreement also provides for additional payments by GSK based on certain specified milestones for new dossiers to be filed and or approved in Brazil.
During the three months ended June 30, 2010, the Competition Appellate Tribunal of India (“CAT”) issued a preliminary notice of inquiry alleging that we engaged in an unfair trade practice with respect to the manufacture and marketing of Styptovit and Styptovit-K (our branded versions of adrenochrome monosemicarbazone-ascorbic acid-calcium phosphate-menadione-rutin) by launching new versions of these products which omitted any active pharmaceutical ingredients which would have caused them to be subject to price control under Indian law. The allegation therefore concludes that our retail selling price for these products exceeded the maximum selling price designated by the Government of India under the Drugs Prices Control Order. We are in the process of preparing our response on this allegation for submission to the CAT.
In August 2010, we entered into an agreement with Calshelf Investments 214 (Proprietary) Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Proprietary) Limited, our subsidiary in South Africa. With this acquisition, Dr. Reddy’s Laboratories (Proprietary) Limited has become a wholly owned subsidiary of our parent company.

ITEM 9. THE OFFER AND LISTING
9.A. Offer and listing details
Information Regarding Price History
The following tables set forth the price history for our shares on the Bombay Stock Exchange Limited, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Year	Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
2010	1,317.90	476.10	29.23	9.17
2009	739.00	357.00	16.95	7.27
2008	760.00	501.00	18.66	13.07
2007	877.00	608.00	19.06	12.31
2006	756.50	306.50	16.67	7.46

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Quarter Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
June 30, 2008	739.00	575.10	16.95	14.35
September 30, 2008	695.50	464.00	16.50	10.53
December 31, 2008	557.00	387.05	11.55	7.45
March 31, 2009	506.95	357.00	10.34	7.27
June 30, 2009	800.00	476.10	16.98	9.17
September 30, 2009	1,018.50	696.00	20.88	15.12
December 31, 2009	1,241.90	891.50	26.54	18.55
March 31, 2010	1,317.90	1,051.20	29.23	23.13

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
October 31, 2009	1,036.20	891.50	22.00	18.55
November 30, 2009	1,146.00	1,015.00	24.76	21.46
December 31, 2009	1,241.90	1,070.00	26.54	23.10
January 31, 2010	1,255.65	1,051.20	27.33	23.27
February 28, 2010	1,210.00	1,076.05	25.22	23.13
March 31, 2010	1,317.90	1,131.00	29.23	24.40
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
The Memorandum and Articles of Association were further amended in accordance with the terms of an Order of the High Court of Judicature Andhra Pradesh dated June 12, 2009 to effect an increase in our parent company’s authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into our parent company. In a related order dated June 12, 2009, the High Court concluded that there was no need to have a shareholders’ meeting in order to affect such amendment.
We also expect to further amend the Memorandum and Articles of Association to reflect the proposed bonus debenture scheme upon the successful receipt of the approval of the High Court of Andhra Pradesh, India and other identified regulatory authorities to such bonus debenture scheme.
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
Portfolio Investments by NRIs
A variety of methods for investing in shares of Indian companies are available to NRIs. These methods allow NRIs to make portfolio investments in existing shares and other securities of Indian companies on a basis not generally available to other foreign investors.
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
Ownership restrictions
The SEBI and the RBI regulations restrict portfolio investments in Indian companies by FIIs, NRIs and OCBs, all of which we refer to as “foreign portfolio investors.” Under current Indian law, FIIs in the aggregate may hold not more than 24.0% of the equity shares of an Indian company, and NRIs in the aggregate may hold not more than 10.0% of the shares of an Indian company through portfolio investments. The 24.0% limit referred to above can be increased to sectoral cap/statutory limits as applicable if a resolution is passed by the board of directors of the company followed by a special resolution passed by the shareholders of the company to that effect. The 10.0% limit referred to above may be increased to 24.0% if the shareholders of the company pass a special resolution to that effect. No single FII may hold more than 10.0% of the shares of an Indian company and no single NRI may hold more than 5.0% of the shares of an Indian company.
In our case, our shareholders have passed a resolution enhancing the limits of portfolio investment by FIIs in the aggregate to 49%. NRIs in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments. Holders of ADSs are not subject to the rules governing FIIs unless they convert their ADSs into equity shares.
As of March 31, 2010, FII’s are holding 27.27% and NRI’s 1.73% of our equity shares.
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
Upon the acquisition of 15% or more of such shares or voting rights, or upon acquiring control of the company, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights (or where the company concerned has obtained the initial listing of shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the Securities Contracts (Regulations) Rules 1957, less than 90% of the shares or voting right of the company) also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in the target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with guidelines or regulations regarding delisting of securities specified by SEBI.

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption to holders of ADSs from the requirements of making a public announcement for a tender offer. This exemption will apply to a holder of ADSs so long as he, she or it does not convert the ADSs into the underlying equity shares. We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a person or entity acquires or agrees to acquire 5% or more of the voting rights of our equity shares, the purchaser shall report its holding to us and we must, in accordance with the provisions of the Takeover Code, report it’s holding to the relevant stock exchanges.
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
Subsequent transfer of shares
A person resident outside India holding the shares or debentures of an Indian company may transfer the shares or debentures so held by him, in compliance with the conditions specified in the relevant Schedule of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 as follows:
(i)	A person resident outside India, not being a NRI or an OCB, may transfer by way of sale or gift the shares or convertible debentures held by him or it to any person resident outside India;
(ii)
A NRI may transfer by way of sale or gift, the shares or convertible debentures held by that person to another NRI only; provided that the person to whom the shares are being transferred has obtained prior permission of the Government of India to acquire the shares if he has a previous venture or tie up in India through an investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name called in the same field or allied field in which the Indian company whose shares are being transferred is engaged. Provided further that the restriction in clauses (i) and (ii) shall not apply to the transfer of shares to international financial institutions such as Asian Development Bank (“ADB”), International Finance Corporation (“IFC”), Commonwealth Development Corporation (“CDC”), Deutsche Entwicklungs Gesselschaft (“DEG”) and transfer of shares of an Indian company engaged in the Information Technology sector.

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

Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year (i.e., April 1 to March 31) if he or she is in India in that year for:
•	a period or periods of at least 182 days; or
•	at least 60 days and, within the four preceding fiscal years has been in India for a period or periods amounting to at least 365 days.
The period of 60 days referred to above shall be 182 days in case of a citizen of India or a Person of Indian Origin living outside India who is visiting India.
A company is a resident of India under the Income-tax Act if it is formed or registered in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.
Taxation of Distributions.
a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 16.995% (such rate was reduced to 16.61% effective as of April 1, 2010), including applicable surcharges and the special levy called the “Education and Higher Education Cess (education cess)”, on the total amount it distributes, declares or pays as a dividend.
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

•
long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, plus the applicable surcharge and education cess; and short-term capital gains on such transfer will be taxed at the normal rate of tax applicable to the seller, plus the applicable surcharge and education cess (for the purpose of the “tax deducted at source” method of collecting income tax in India, the rate would be 30% plus applicable surcharge and education cess), if the sale of such equity shares is settled outside of a recognized stock exchange in India; and

•
long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax and any short term capital gain is taxed at 15%, plus the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and securities transaction tax (“STT”) is paid on such sale.

As per Section 10(38) of the Income-tax Act, long term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India and on which sale the STT has been paid are exempt from Indian tax.
As per Section 111A of the Income-tax Act, short term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India are subject to tax at a rate of 15%, plus applicable surcharge and education cess.
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
Backup withholding tax and information reporting requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 30%) may apply unless the holder establishes that he, she or it is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.
Recent U.S. legislation has expanded the situations in which U.S. holders are required to report certain non-U.S. investments. U.S. holders should consult their own advisors regarding any reporting requirements that may arise as a result of their acquiring, owning or disposing of shares or ADSs.

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
Our Board of Directors and its Audit Committee are responsible for overseeing our risk assessment and management policies. Our major market risks of foreign exchange, interest rate and counter-party risk are managed centrally by our group treasury department, which evaluates and exercises independent control over the entire process of market risk management.
We have a written treasury policy, and we do regular reconciliations of our positions with our counter-parties. In addition, internal audits of the treasury function are performed at regular intervals.
Components of Market Risk
Foreign Exchange Rate Risk
Our exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, British pounds sterling and euros) and foreign currency borrowings in U.S. dollars and euros. A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign currency exchange rates based upon our forecasted cash flows and trade receivables.
As of March 31, 2010, we had Indian rupee/U.S. dollar forward contracts to sell in the amount of U.S.$166 million. As of March 31, 2010, we also had outstanding Indian rupee/U.S. dollar foreign currency options, which are classified as cash flow hedges, of U.S.$414 million.
Sensitivity Analysis of Exchange Rate Risk
As a result of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1,888 million increase/decrease in our total equity and an approximately Rs.746 million increase/decrease in our net profit as at March 31, 2010.
For a detailed analysis of our foreign exchange rate risk, please refer to Note 32 in our consolidated financial statements.
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

Interest Rate Risk
As of March 31, 2010 we had a loan of Euros 141 million at an interest rate of Euribor plus 70 basis points and a loan of $7.8 million at an interest rate of Libor plus 70 basis points. These loans expose us to risks of changes in interest rates, particularly Euribor. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. As of March 31, 2010, we had not entered into any interest rate swap to hedge our interest rate risk due to the favorable terms of our debt instruments then outstanding. Our investments in bank fixed deposits and short-term liquid mutual funds are for short term periods and accordingly do not expose us to significant interest rate risk.
Interest Rate Profile.
An interest rate profile of long-term debt is given below:

	For the Year Ended March 31,
	2010	2009	2008
Foreign Currency Loans	Euribor +70bps and Libor +70 bps	Euribor +70bps or Libor +70 bps	Euribor +70-200 bps or Libor +70 bps
Rupee Term Loans*	2%	2%	2%

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
Maturity profile.
The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2010 are as follows:

	(Amounts in Rs. millions)

Maturing in the			Foreign		Obligation
year ending	Rupee term		currency		under finance
March 31,	loan		loan		lease		Total
2011		1		3,690		15		3,706
2012		—		5,148		8		5,156
2013		—		—		8		8
2014		—		—		8		8
2015		—		—		9		9
Thereafter		—		—		204		204

	Rs.	1	Rs.	8,838	Rs.	252	Rs.	9,091

Counter-Party Risk
Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and time deposits. Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt securities
Not applicable.
12.B. Warrants and rights
Not applicable.
12.C. Other securities
Not applicable.

12.D. American Depositary Shares
Fees and Charges for Holders of American Depositary Shares
J.P. Morgan Chase Bank, N.A., as the depositary for our ADSs (the “Depositary”), collects fees for the issuance and cancellation of ADSs from the holders of our ADSs, or intermediaries acting on their behalf, against the deposit or withdrawal of ordinary shares in the custodian account. The depositary also collects the following fees from holders of ADRs or intermediaries acting in their behalf:

Category
(as defined by SEC)	Depositary actions	Associated Fee

(a) Depositing or substituting the underlying shares	Issuing ADSs upon deposits of shares, including deposits and issuances in respect of share distributions, stock splits, rights, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new shares deposited.

(b) Receiving or distributing dividends	Distribution of dividends.	U.S.$0.02 or less per ADSs (U.S.$ 2.00 per 100 ADSs).

(c) Selling or exercising rights	Distribution or sale of securities.	U.S.$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the shares withdrawn.

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts.	U.S.$1.50 per ADS.

(f) General depositary services, particularly those charged on an annual basis.	Other services performed by the depositary in administering the ADSs.	U.S.$0.02 per ADS (or portion thereof) not more than once each calendar year.

Category
(as defined by SEC)	Depositary actions	Associated Fee

(g) Other	Expenses incurred on behalf of holders in connection with:	The amount of such expenses incurred by the Depositary.

• compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

• the depositary’s or its custodian’s compliance with applicable law, rule or regulation;

• stock transfer or other taxes and other governmental charges;

• cable, telex, facsimile transmission/delivery;

• expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); or

• any other charge payable by depositary or its agents.
As provided in the Deposit Agreement, the Depositary may charge fees for making cash and other distributions to holders by deduction from distributable amounts or by selling a portion of the distributable property. The Depositary may generally refuse to provide services until its fees for those services are paid.
Fees made by Depositary to the Company
Direct Payments
The Depositary has agreed to reimburse certain reasonable expenses related to the Company’s ADS program and incurred by us in connection with the program. In the year ended March 31, 2010, the Depositary did not reimburse us for any such amounts. The amounts the depositary reimburses are not related to the fees collected by the depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2010.

Category of Expenses	Amount Reimbursed during the Year Ended March 31, 2010

Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	None

Listing fees	None

Investor relations	None

Advertising and public relations	None

Broker reimbursements (1)	None

(1)
Broker reimbursements are fees payable to Broadridge Financial Solutions, Inc. and other service providers for the distribution of hard copy materials to beneficial ADS holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards.

Indirect Payments
As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice estimated to total U.S.$300,000. The Depositary has also paid the following expenses on our behalf: U.S.$313,156.47. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that the Depositary has agreed to waive and/or expenses that the Depositary has paid during the year ended March 31, 2010.

Category Expenses	Amount Reimbursed during the Year Ended March 31, 2010

Third-party expenses paid directly	U.S.$38,000 towards NYSE listing fee and U.S.$275,156.47 towards broker reimbursements, postage, printing and Depositary Trust Company report fees

Fees waived	Up to U.S.$300,000 per year.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Modification in the rights of security holders
None.
Use of Proceeds
In November 2006, we completed a public offering of our American Depositary Shares (“ADS”) to investors. The offering consisted of 14,300,000 ADSs representing 14,300,000 equity shares having a par value of Rs.5 each, at an offer price of U.S.$16.00 per ADS. The proceeds of the offering (including sales pursuant to the underwriters’ over-allotment option, but prior to the underwriting discount and commissions and expenses of the offering) were U.S.$228.8 million. We paid underwriting discounts and commission of approximately U.S.$4.0 million. Accordingly, the net proceeds from the offering after underwriting discounts and commissions was approximately U.S.$224.8 million. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.
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
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2010, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).
Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2010.
The effectiveness of our internal control over financial reporting as of March 31, 2010 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G. V. Prasad	/s/ Umang Vohra
Vice-Chairman and Chief Executive Officer	Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Dr. Reddy’s Laboratories Limited:
We have audited Dr. Reddy’s Laboratories Limited’s (“the Company”) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Dr. Reddy’s Laboratories Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income/ (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated September 21, 2010 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Hyderabad, India.
September 21, 2010

ITEM 16. [RESERVED]
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
The Audit Committee of our Board of Directors is composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee of our Board of Directors. As of March 31, 2010, no member of the Audit Committee of our Board of Directors met the requirements to be an audit committee financial expert under the SEC definition. We believe that the combined knowledge, skills and experience of the Board of Directors and their authority to engage outside experts as they deem appropriate to provide them with advice on the matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.
ITEM 16.B. CODE OF ETHICS
We have adopted a code of business ethics applicable to our executive officers, directors and all other employees. This code has been revised, updated and adopted effective as of May 7, 2008. The code is also available on our corporate website, at http://www.drreddys.com/media/pdf/cobe_booklet_2008.pdf. Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein. Any waivers of this code for executive officers or directors will be disclosed through furnishing a Form 6-K to the SEC. In addition, the Audit Committee of our Board of Directors has approved a whistleblower policy, which functions in coordination with our code of business ethics and provides an anonymous means for employees and others to communicate with various designated personnel, including the Audit Committee of our Board of Directors.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth for the years ended March 31, 2010, 2009 and 2008, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Year Ended
Type of Service	March 31, 2010		March 31, 2009		March 31, 2008		Description of Services
	(Rs. in millions)
Audit fees	Rs.	58.60	Rs.	57.28	Rs.	44.83	Audit and review of financial statements
Audit related fees		—		—		8.20	Financial and tax due diligence services
Tax fees		5.05		1.46		0.75	Tax returns filing and transfer pricing related services
All other fees		2.37		0.11		2.39	Statutory certifications, subscription to databases, etc.

Total	Rs.	66.02	Rs.	58.85	Rs.	56.17

The charter of the Audit Committee of our Board of Directors requires us to take the prior approval of the Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to the Audit Committee of our Board of Directors the nature of services that are provided and the fees to be paid for the services. The fees listed in the above table as “Tax fees” and “All other fees” were approved by the Audit Committee of our Board of Directors.
ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We have not sought any exemption from the listing standards for audit committees applicable to us as a foreign private issuer.
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended March 31, 2010, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.
ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16G. CORPORATE GOVERNANCE
Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:
(i)	establish an independent audit committee that has specified responsibilities;
(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;
(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and
(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.
The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice

Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Seven of our ten directors are “independent directors,” as defined by the NYSE.

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have a Governance and Compensation Committee composed entirely of independent directors which meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of the Governance and Compensation Committee.

Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have a Governance and Compensation Committee composed entirely of independent directors which meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of our Governance and Compensation Committee.

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act	Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act.

The audit committee must have a minimum of three members all being independent directors. The audit committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have an Audit Committee composed of three members, all being independent directors. The committee has a written charter that meets these requirements. We also have an internal audit function. We do not have a practice of evaluating the performance of our Audit Committee.

Standard for U.S. NYSE Listed Companies	Our practice

Each listed company must have an internal audit function.	We have an internal audit function.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plan was approved by our shareholders.

Listed companies must adopt and disclose corporate governance guidelines.	We have not adopted corporate governance guidelines.

All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees that is made available on the listed company’s website and, and promptly disclose any waivers of the code for directors or executive officers.
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
We do not have such a practice.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.
There have been no such instances.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time that any of the following occurs:
We filed our most recent annual written affirmation on July 7, 2009.

• an audit committee member who was deemed independent is no longer independent;

• a member has been added to the audit committee;

• the listed company or a member of its audit committee is eligible to rely on and is choosing to rely on a Securities Exchange Act Rule 10A-3 (“Rule 10A-3”) exemption;

• the listed company or a member of its audit committee is no longer eligible to rely on or is choosing to no longer rely on a previously applicable Rule 10A-3 exemption;

• a member has been removed from the listed company’s audit committee resulting in the company no longer having a Rule 10A-3 compliant audit committee; or

• the listed company determined that it no longer qualifies as a foreign private issuer and will be considered a domestic company under Section 303A.

The annual and interim Written Affirmations must be in the form specified by the NYSE.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The following financial statement and auditor’s report for the year ended March 31, 2010 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F-1

• Consolidated statement of financial position as of March 31, 2010 and 2009	F-2

• Consolidated income statements for the years ended March 31, 2010, 2009 and 2008	F-4

• Consolidated statement of comprehensive income/(loss) for the years ended March 31, 2010, 2009 and 2008	F-5

• Consolidated statements of changes in equity for the years ended March 31, 2010, 2009 and 2008	F-6

• Consolidated cash flow statements for the years ended March 31, 2010, 2009 and 2008	F-8

• Notes to the consolidated financial statements	F-10

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Dr. Reddy’s Laboratories Limited:
We have audited the accompanying consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2010 and 2009 and the related consolidated income statements, statements of comprehensive income/ (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dr. Reddy’s Laboratories Limited’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 21, 2010 expressed an unqualified opinion on the effectiveness of Dr. Reddy’s Laboratories Limited’s internal control over financial reporting.
KPMG
Hyderabad, India
September 21, 2010

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2010		March 31, 2010		March 31, 2009
		Unaudited
		convenience
		translation into
		U.S.$(See Note 2.d)
ASSETS
Current assets
Cash and cash equivalents	15	U.S.$	146	Rs.	6,584	Rs.	5,596
Other investments	11		80		3,600		530
Trade receivables, net	13		266		11,960		14,592
Inventories	12		297		13,371		13,226
Derivative financial instruments	31		13		573		—
Current tax assets			12		530		58
Other current assets	14		121		5,445		5,008

Total current assets		U.S.$	936	Rs.	42,063	Rs.	39,010

Non-current assets
Property, plant and equipment	7		500		22,459		20,882
Goodwill	8		48		2,174		7,300
Other intangible assets	9		262		11,799		14,879
Investment in equity accounted investees	10		7		310		262
Deferred income tax assets	28		29		1,282		1,259
Other non-current assets	14		5		243		200

Total non-current assets		U.S.$	851	Rs.	38,267	Rs.	44,782

Total assets		U.S.$	1,787	Rs.	80,330	Rs.	83,792

LIABILITIES AND EQUITY
Current liabilities
Trade payables	23	U.S.$	207	Rs.	9,322	Rs.	5,987
Derivative financial instruments	31		—		—		332
Current income tax liabilities			32		1,432		632
Bank overdraft	15		1		39		218
Short-term borrowings	18		124		5,565		5,850
Long-term borrowings, current portion	18		82		3,706		3,501
Provisions	22		24		1,094		1,928
Other current liabilities	24		175		7,864		8,105

Total current liabilities		U.S.$	646	Rs.	29,022	Rs.	26,553

Non-current liabilities
Long-term loans and borrowings, excluding current portion	18	U.S.$	120	Rs.	5,385	Rs.	10,132
Provisions	22		1		39		42
Deferred tax liabilities	28		61		2,720		4,670
Other liabilities	24		6		249		350

Total non-current liabilities		U.S.$	187	Rs.	8,393	Rs.	15,194

Total liabilities		U.S.$	832	Rs.	37,415	Rs.	41,747

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2010		March 31, 2010		March 31, 2009
		Unaudited
		convenience
		translation into
		U.S.$(See Note 2.d)
Equity
Share capital	16	U.S.$	19	Rs.	844	Rs.	842
Equity shares held by controlled trust			—		(5)		(5)
Share premium			454		20,429		20,204
Share based payment reserve			15		692		676
Retained earnings			401		18,035		18,305
Other components of equity			65		2,920		2,023
Total equity attributable to:

Equity holders of the Company		U.S.$	955	Rs.	42,915	Rs.	42,045

Non-controlling interests			—		—		—

Total equity		U.S.$	955	Rs.	42,915	Rs.	42,045

Total liabilities and equity		U.S.$	1,787	Rs.	80,330	Rs.	83,792

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions, except share and per share data)

		For the year ended March 31,
	Note	2010		2010		2009		2008
		Unaudited
		Convenience
		Translation into
		U.S.$(See Note 2.d.)

Revenues	25	U.S.$	1,563	Rs.	70,277	Rs.	69,441	Rs.	50,006
Cost of revenues			755		33,937		32,941		24,598

Gross profit		U.S.$	808	Rs.	36,340	Rs.	36,500	Rs.	25,408

Selling, general and administrative expenses			501		22,505		21,020		16,835
Research and development expenses			84		3,793		4,037		3,533
Impairment loss on other intangible assets	9		77		3,456		3,167		3,011
Impairment loss on goodwill	8		115		5,147		10,856		90
Other (income)/expense, net	26		(13)		(569)		254		(402)

Total operating expenses, net		U.S.$	764	Rs.	34,332	Rs.	39,334	Rs.	23,067

Results from operating activities			45		2,008		(2,834)		2,341

Finance expense	27		(8)		(372)		(1,668)		(1,080)
Finance income	27		8		369		482		1,601

Finance (expense)/income, net			—		(3)		(1,186)		521

Share of profit of equity accounted investees, net of income tax	10		1		48		24		2

Profit/(loss) before income tax			46		2,053		(3,996)		2,864
Income tax (expense)/benefit	28		(22)		(985)		(1,172)		972

Profit/(loss) for the year		U.S.$	24	Rs.	1,068	Rs.	(5,168)	Rs.	3,836

Attributable to:
Equity holders of the Company			24		1,068		(5,168)		3,846
Non-controlling interests			—		—		—		(10)

Profit/(loss) for the year		U.S.$	24	Rs.	1,068	Rs.	(5,168)	Rs.	3,836

Earnings/(loss) per share	17
Basic		U.S.$	0.14	Rs.	6.33	Rs.	(30.69)	Rs.	22.88
Diluted		U.S.$	0.14	Rs.	6.30	Rs.	(30.69)	Rs.	22.80

Weighted average number of equity shares used in computing earnings/(loss) per equity share	17
Basic					168,706,977		168,349,139		168,075,840
Diluted					169,615,943		168,349,139		168,690,774
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	For the year ended March 31,
	2010		2010		2009		2008
	Unaudited
	Convenience
	Translation into
	U.S.$(See Note 2.d.)
Profit/(loss) for the year	U.S.$	24	Rs.	1,068	Rs.	(5,168)	Rs.	3,836
Other comprehensive income/(loss)
Changes in fair value of available for sale financial instruments	U.S.$	—	Rs.	13	Rs.	18	Rs.	158
Foreign currency translation adjustments		5		241		642		1,265
Effective portion of changes in fair value of cash flow hedges, net		17		745		(227)		(10)
Income tax on other comprehensive income		(2)		(102)		32		(74)

Other comprehensive income/(loss) for the year, net of income tax	U.S.$	20	Rs.	897	Rs.	465	Rs.	1,339

Total comprehensive income/(loss) for the year	U.S.$	44	Rs.	1,965	Rs.	(4,703)	Rs.	5,175

Attributable to:
Equity holders of the Company		44		1,965		(4,703)		5,185
Non-controlling interests		—		—		—		(10)

Total comprehensive income/(loss) for the year	U.S.$	44	Rs.	1,965	Rs.	(4,703)	Rs.	5,175

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

								Foreign
								currency
				Share		Fair value		translation		Hedging re-
Particulars	Share capital			premium		reserve		reserve		serve
	Shares	Amount		Amount
Balance as of April 1, 2007	167,912,180	Rs.	840	Rs.	19,908	Rs.	(125)	Rs.	344		—
Issue of equity shares on exercise of options	260,566		1		128
Net change in fair value of other investments, net of tax expense of Rs.35	—		—		—		123		—		—
Foreign currency translation differences, net of tax expense of Rs.42	—		—		—		—		1,223		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs. 3	—		—		—		—		—		(7)
Share based payment expense	—		—		—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—		—		—
Profit/(loss) for the period	—		—		—		—		—		—
Acquisition of non-controlling interests	—		—		—		—		—		—

Balance as of March 31, 2008	168,172,746	Rs.	841	Rs.	20,036	Rs.	(2)	Rs.	1,567	Rs.	(7)

Balance as of April 1, 2008	168,172,746	Rs.	841	Rs.	20,036	Rs.	(2)	Rs.	1,567	Rs.	(7)
Issue of equity share on exercise of options	296,031		1		168
Net change in fair value of other investments, net of tax expense of Rs.5	—		—		—		13		—		—
Foreign currency translation differences, net of tax expense of Rs.41	—		—		—		—		601		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.78	—		—		—		—		—		(149)
Share based payment expense	—		—		—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—		—		—
Profit/(loss) for the period	—		—		—		—		—		—
Acquisition of non-controlling interests	—		—		—		—		—		—

Balance as of March 31, 2009	168,468,777	Rs.	842	Rs.	20,204	Rs.	11	Rs.	2,168	Rs.	(156)

Balance as of April 1, 2009	168,468,777	Rs.	842	Rs.	20,204	Rs.	11	Rs.	2,168	Rs.	(156)
Issue of equity shares on exercise of options	376,608		2		225		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.-	—		—		—		13		—		—
Foreign currency translation differences, net of tax benefit of Rs.150	—		—		—		—		391		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs. 252	—		—		—		—		—		493
Share based payment expense	—		—		—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—		—		—
Profit/(loss) for the period	—		—		—		—		—		—
Acquisition of non-controlling interests	—		—		—		—		—		—

Balance as of March 31, 2010	168,845,385	Rs.	844	Rs.	20,429	Rs.	24	Rs.	2,559	Rs.	337

Convenience translation into U.S. $			19		454		1		57		7

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)
[Continued from above table, first column repeated]

			Equity
	Share		shares held
	based		by a con-				Non-con-
	payment		trolled		Retained		trolling
Particulars	reserve		trust*		earnings		interests		Total
	Amount		Amount		Amount		Amount		Amount

Balance as of April 1, 2007	Rs.	565	Rs.	(5)	Rs.	21,102	Rs.	10	Rs.	42,639
Issue of equity shares on exercise of options		(114)		—		—		—		15
Net change in fair value of other investments, net of tax expense of Rs.35		—		—		—		—		123
Foreign currency translation differences, net of tax expense of Rs. 42		—		—		—		—		1,223
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs. 3		—		—		—		—		(7)
Share based payment expense		258		—		—		—		258
Dividend paid (including corporate dividend tax)		—		—		(737)		—		(737)
Profit/(loss) for the period		—		—		3,846		(10)		3,836
Acquisition of non-controlling interests		—		—		—		—		—

Balance as of March 31, 2008	Rs.	709	Rs.	(5)	Rs.	24,211	Rs.	—	Rs.	47,350

Balance as of April 1, 2008	Rs.	709	Rs.	(5)	Rs.	24,211		—	Rs.	47,350
Issue of equity share on exercise of options		(164)		—		—		—		5
Net change in fair value of other investments, net of tax expense of Rs.5		—		—		—		—		13
Foreign currency translation differences, net of tax expense of Rs.41		—		—		—		—		601
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.78		—		—		—		—		(149)
Share based payment expense		131		—		—		—		131
Dividend paid (including corporate dividend tax)		—		—		(738)		—		(738)
Profit/(loss) for the period		—		—		(5,168)		—		(5,168)
Acquisition of non-controlling interests		—		—		—		—		—

Balance as of March 31, 2009	Rs.	676	Rs.	(5)	Rs.	18,305		—	Rs.	42,045

Balance as of April 1, 2009	Rs.	676	Rs.	(5)	Rs.	18,305		—	Rs.	42,045
Issue of equity shares on exercise of options		(210)		—		—		—		17
Net change in fair value of other investments, net of tax expense of Rs.-		—		—		—		—		13
Foreign currency translation differences, net of tax benefit of Rs.150		—		—		—		—		391
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs. 252		—		—		—		—		493
Share based payment expense		226		—		—		—		226
Dividend paid (including corporate dividend tax)		—		—		(1,233)		—		(1,233)
Profit/(loss) for the period		—		—		1,068		—		1068
Acquisition of non-controlling interests		—		—		(105)		—		(105)

Balance as of March 31, 2010	Rs.	692	Rs.	(5)	Rs.	18,035		—	Rs.	42,915

Convenience translation into U.S. $		15		—		401		—		955

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, except share and per share data)

	For the year ended March 31,
	2010		2010		2009		2008
	Unaudited
	Convenience
	translation into U.S.$
	(See Note 2.d.)
Cash flows from/(used in) operating activities:
Profit/(loss) for the year	U.S.$	24	Rs.	1,068	Rs.	(5,168)	Rs.	3,836
Adjustments for:
Income tax expense/(benefit)		22		985		1,172		(972)
Dividend and profit on sale of investments		(1)		(48)		(136)		(111)
Depreciation and amortization		93		4,160		3,814		3,362
Impairment loss on other intangible assets		77		3,456		3,167		3,011
Impairment loss on goodwill		115		5,147		10,856		90
Inventory write-downs		22		1,011		833		328
Allowance for doubtful trade receivables		4		169		148		227
Loss/(Profit) on sale of property, plant and equipment, net		1		24		(15)		8
Provision for sales returns		21		932		663		164
Share of profit of equity accounted investees		(1)		(48)		(24)		(2)
Unrealized exchange (gain)/loss, net		9		399		(416)		207
Interest expense, net		3		123		688		329
Share based payment expense		5		226		131		258
Negative goodwill on acquisition of business		—		—		(150)		—
Changes in operating assets and liabilities:
Trade receivables		20		900		(7,348)		608
Inventories		(35)		(1,593)		(1,939)		(3,908)
Other assets		(47)		(2,130)		1,051		3,135
Trade payables		28		1,251		(223)		1,249
Other liabilities and provisions		1		25		192		(3,759)
Income tax paid		(63)		(2,831)		(2,791)		(1,532)

Net cash from operating activities	U.S.$	294	Rs.	13,226	Rs.	4,505	Rs.	6,528

Cash flows from/(used in) investing activities:
Expenditures on property, plant and equipment		(92)		(4,129)		(4,507)		(6,263)
Proceeds from sale of property, plant and equipment		1		61		81		55
Purchase of other investments		(536)		(24,111)		(12,021)		(15,860)
Proceeds from sale of other investments		469		21,102		16,398		12,478
Expenditure on other intangible assets		(3)		(154)		(254)		(422)
Payment of contingent consideration for acquisition of business		—		—		(83)		(86)
Cash paid for acquisition of business, net of cash acquired		—		—		(3,089)		—
Cash paid for acquisition of equity accounted investee, net of cash acquired		—		—		(372)		—
Interest received		5		233		375		731

Net cash used in investing activities	U.S.$	(156)	Rs.	(6,998)	Rs.	(3,472)	Rs.	(9,367)

Cash flows from/(used in) financing activities:
Interest paid		(10)		(449)		(1,132)		(1,128)
Proceeds from issuance of equity shares		—		17		5		15
Proceeds from short term loans and borrowings, net		(2)		(83)		1,263		1,704
Repayment of long term loans and borrowings		(77)		(3,479)		(1,925)		(7,719)
Dividend paid (including corporate dividend tax)		(27)		(1,233)		(738)		(737)
Cash paid for acquisition of non-controlling interests		(2)		(80)		—		—

Net cash used in financing activities	U.S.$	(118)	Rs.	(5,307)	Rs.	(2,527)	Rs.	(7,865)

Net increase/(decrease) in cash and cash equivalents		20		921		(1,494)		(10,704)
Effect of exchange rate changes on cash and cash equivalents		5		246		(114)		(372)
Cash and cash equivalents at the beginning of the period		120		5,378		6,986		18,062

Cash and cash equivalents at the end of the period	U.S.$	146	Rs.	6,545	Rs.	5,378	Rs.	6,986

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, except share and per share data)
Supplemental schedule of non-cash investing and financing activities:

	Year Ended March 31,
	2010		2010		2009		2008
	Unaudited
	Convenience
	translation into U.S.$
	(See Note 2.d.)

Property, plant and equipment and intangibles purchased on credit during the year	U.S.$	67	Rs.	2,990	Rs.	427	Rs.	199
Property, plant and equipment purchased under capital lease		—		—		—		21
Contingent consideration payable on acquisition of non-controlling interests		1		25		—		—
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
These consolidated financial statements as at and for the year ended March 31, 2010 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been prepared on the basis of relevant IFRS that are effective or available for early adoption at the Company’s annual reporting date, March 31, 2010. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on September 21, 2010.
b. Basis of measurement
These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following:
•	derivative financial instruments are measured at fair value;
•	available-for-sale financial assets are measured at fair value; and
•
employee defined benefit assets are recognized as the net total of the plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

c. Functional and presentation currency
The consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million. The functional currency of an entity is the currency of the primary economic environment in which the entity operates.
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
In respect of subsidiaries and associates whose operations are self contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.
d. Convenience translation (unaudited)
The accompanying consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the consolidated financial statements as of March 31, 2010 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2010 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = Rs.44.95. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unaudited.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
2. Basis of preparation of financial statements (continued)
e. Use of estimates and judgments (continued)
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:
•	Note 3(b) — Assessment of functional currency for foreign operations

•	Note 3(c) and 31 — Financial instruments

•	Note 3(f) — Measurement of recoverable amounts of cash-generating units

•	Note 3(k) — Provisions and contingencies

•	Note 3(l) — Sales returns, rebates and charge back provisions

•	Note 3(n) — Evaluation of recoverability of deferred tax assets

•	Note 6 — Business combinations

•	Note 34 — Contingencies
3. Significant accounting policies
a. Basis of consolidation
Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. Non-controlling interests (“NCI”) represent part of the comprehensive income and net assets of subsidiaries that are not, directly or indirectly, owned by the Company.
Special purpose entities
The Company has established one special purpose entity (“SPE”) for business purposes. Although the Company may not directly or indirectly own any shares in a SPE, the SPE is nonetheless consolidated if, based on an evaluation of the substance of its relationship with the Company and the SPE’s risks and rewards, the Company concludes that it controls the SPE. SPEs controlled by the Company were established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Company receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.
Associates and jointly controlled entities (equity accounted investees)
Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Investments in associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of the income and expenses and equity changes of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.
The Company does not consolidate entities where the NCI holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting.
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
Acquisition of non-controlling interests
Acquisition of some or all of the NCIs are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. Therefore, no goodwill is recognized as a result of such transactions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
b. Foreign currency
Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for receipts and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising upon retranslation are recognized in profit or loss, except for differences arising upon qualifying cash flow hedges, which are recognized in other comprehensive income/(loss) and presented within equity.
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year.
Foreign currency differences are recognized in other comprehensive income/(loss) and presented within equity. Such differences have been recognized in the foreign currency translation reserve (“FCTR”). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.
Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in other comprehensive income/(loss) presented within equity.
c. Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, and trade payables and certain other liabilities.
Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.
Cash and cash equivalents
Cash and cash equivalents consist of current cash balances and time deposits with banks. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Held-to-maturity investments
If the Company has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held to maturity financial assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses. At March 31, 2010, the Company did not have any held-to-maturity investments.
Available-for-sale financial assets
The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income/(loss) and presented within equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.
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
Cash flow hedges
Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized directly in other comprehensive income/(loss) and presented within equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss), remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income/(loss), is transferred to the carrying amount of the asset when it is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income/(loss) is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Economic hedges
The Company does not apply hedge accounting to certain derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss as part of foreign currency gains and losses.
As discussed further in these consolidated financial statements, the Company has adopted the recent amendments made to IFRS 7 “Financial Instruments — Disclosure”, with respect to the disclosure of the fair value hierarchy for financial instruments that are measured at fair value as at the reporting date in the statement of financial position, and accordingly necessary disclosures have been made in these consolidated financial statements. This being the first year of application of these requirements, comparative disclosures have not been provided.
Share capital
Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and stock options are recognized as a deduction from equity, net of any tax effects.
d. Business combinations
Business combinations occurring on or after April 1, 2009 are accounted for by applying the acquisition method. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable. The acquisition date is the date on which control is transferred to the acquiror. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.
The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company. Consideration transferred also includes the fair value of any contingent consideration. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. The Company measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree. Transaction costs that the Company incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees and other professional and consulting fees, are expensed as incurred.
e. Property, plant and equipment
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
e. Property, plant and equipment (continued)
Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other income/expense, net” in profit or loss.
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognized in profit or loss as incurred.
Items of property, plant and equipment acquired through exchange of non-monetary assets are measured at fair value, unless the exchange transaction lacks commercial substance or the fair value of either the asset received or asset given up is not reliably measurable, in which case the asset exchanged is recorded at the carrying amount of the asset given up.
Depreciation
Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.
The estimated useful lives are as follows:

Buildings
- Factory and administrative buildings	25 - 50 years
- Ancillary structures	3 - 15 years
Plant and equipment	3 - 15 years
Furniture, fixtures and office equipment	4 - 10 years
Vehicles	4 - 5 years
Computer equipment	3 - 5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Software for internal use, which is primarily acquired from third-party vendors, including consultancy charges for implementing the software, is capitalized. Subsequent costs are charged to the profit or loss as incurred. The capitalized costs are amortized over the estimated useful life of the software.
Advances paid towards the acquisition of property, plant and equipment outstanding at each statements of financial position date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress.
f. Intangible assets
Goodwill arising upon the acquisition of subsidiaries represents the fair value of the consideration including the recognized amount of any non-controlling interest in the acquirer, less the net recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities assumed, all measured at acquisition date. Such goodwill is included in intangible assets. When the fair value of the consideration paid is less than the fair value of the net assets acquired, a bargain purchase gain is recognized immediately in profit or loss.
Acquisitions of non-controlling interests
Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognized as a result of such transactions.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.
Research and development
Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred.
Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:
•	development costs can be measured reliably,
•	the product or process is technically and commercially feasible,

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
f. Intangible assets (continued)
•	future economic benefits are probable and ascertainable, and
•	the Company intends to and has sufficient resources to complete development and to use or sell the asset.
The expenditures capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.
In conducting its research and development activities related to new chemical entities (“NCEs”) and proprietary products, the Company seeks to optimize its expenditures and to limit its risk exposures. Most of the Company’s current research and development projects related to NCEs and proprietary products are at an early discovery phase where project costs are insignificant and cannot be directly identified to any specific project, as these costs generally represent staff and common facility costs. These early development stage exploratory projects are numerous and are characterized by uncertainty with respect to timing and cost of completion. At such time as a research and development project related to an NCE or proprietary product progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:
(a)	it is expected to account for more than 10% of our total research and development costs; and
(b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.
Historically, none of the Company’s development projects have met the significance thresholds listed above.
Payments to in-license products and compounds from third parties generally taking the form of up-front payments and milestones are capitalized. The Company’s criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable). Historically, wherever the Company has purchased or in licensed products, either regulatory approval for the products were available from the Company’s counterparties or there were other contractual terms providing for a refund should the regulatory approvals not be received.
The amortization of such assets is generally on a straight-line basis, over their useful economic lives. If the Company become entitled to a refund under the terms of an in-license contract, the amount is recognized when the right to receive the refund is established. In such an event, any consequential difference as compared to the carrying value of the asset is recognized in the Company’s Statement of Income.
Intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each statements of financial position date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognized immediately in profit or loss.
De-recognition of intangible assets
Intangible assets are de-recognized either on their disposal or where no future economic benefits are expected from their use or disposal. Losses arising on such de-recognition are recorded in profit or loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as on the date of de-recognition.
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
Amortization
Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than for goodwill, intangible assets not available for use and intangible assets having indefinite life, from the date that they are available for use. The estimated useful lives are as follows:

Trademarks	3 - 12 years
Product related intangibles	6 - 15 years
Beneficial toll manufacturing contract	2 years
Non-competition arrangements	1.5 - 10 years
Marketing rights	3 - 16 years
Customer-related intangibles	2 - 11 years
Technology related intangibles	6 - 13 years
Other intangibles	5 - 15 years

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
Operating leases
Other leases are operating leases, and the leased assets are not recognized on the Company’s statements of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.
h. Inventories
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
i. Impairment
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
All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income/(loss) and presented within equity.
Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at March 31.
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
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
i. Impairment (continued)
other assets in the unit on a pro-rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.
j. Employee benefits
Defined contribution plan
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to recognized provident funds and approved superannuation schemes which are defined contribution plans are recognized as an employee benefit expense in profit or loss as and when the services are received from the employees.
Defined benefit plans
A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of an approved gratuity plan, which is a defined benefit plan, and certain other defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the net total of any cumulative unrecognized net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
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
Compensated leave of absence
Eligible employees are entitled to accumulate compensated absences up to prescribed limits in accordance with the Company’s policy and receive cash in lieu thereof. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the statements of financial position date. Such measurement is based on actuarial valuation as at the statements of financial position date carried out by a qualified actuary.
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
Reimbursement rights
Expected reimbursements for expenditures required to settle a provision are recognized only when receipt of such reimbursements is virtually certain. Such reimbursements are recognized as a separate asset in the statement of financial position, with a corresponding credit to the specific expense for which the provision has been made.
l. Revenue
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
Revenue from domestic sales of generic products is recognized upon delivery of products to distributors by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which occurs upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.
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
Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers (generally formulation manufacturers) from the factories of the Company. Significant risks and rewards in respect of ownership of active pharmaceuticals ingredients are transferred by the Company upon delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from the parent company or its consolidated subsidiaries. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by the Company upon delivery of the products to the customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.
The Company has entered into marketing arrangements with certain business partners for sale of goods in certain overseas territories. Under such arrangements, the Company sells generic products to the business partners at a price agreed upon in the arrangement and is also entitled to a profit share which is over and above the agreed price, on the basis of the marketing partner’s ultimate net sale proceeds. Revenue in an amount equal to the agreed price is recognized on these transactions upon delivery of products to the business partners. An additional amount representing the profit share is recognized as revenue only when the collectability of the profit share becomes probable and a reliable measure of the profit share is available. Revenue under profit sharing arrangements is recognized when the Company’s business partners send a valid confirmation of the amounts that are owed to the Company. Arrangements with the Company’s business partners typically require the business partner to provide confirmation on inventory status and net sales computations for the products covered under the arrangement, together with an indicative date for payment. Such confirmation from the business partners is typically received in the quarter following the quarter in which the actual underlying sales of the products were made by them. The collection of the profit share becomes probable, and a reliable measurement of the profit share becomes possible, only after the receipt of such confirmation. Accordingly, the timing of revenue recognition corresponds with the receipt of such confirmation.
Provisions for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
l. Revenue (continued)
which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provisions for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. Such provisions are presented as a reduction of trade receivable.
Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and are accrued and paid when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.
Returns primarily relate to expired products, which the customer has the right to return for a period of 12 months following the expiration date. Such returned products are destroyed and credit notes are issued to the customer for the products returned. The Company accounts for sales returns accrual by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Company’s estimate of expected sales returns. The Company deals in various products and operate in various markets. Accordingly, estimate of sales returns is determined primarily by the Company’s historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of sales returns, levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company’s competitors. Due to the immateriality of any individual profit share payment, the Company generally verifies the statements received from its business partners by performing overall confirmatory procedures, such as ensuring monthly availability of stock statements, and certain other analytical procedures. Additionally, as part of its arrangements, the Company typically reserves the right to have third parties conduct audits to verify the statements received from its business partners.
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
m. Finance income and expense
Finance income consists of interest income on funds invested (including available-for-sale financial assets), dividend income and gains on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows.
Finance expenses consist of interest expense on loans and borrowings and impairment losses recognized on financial assets. Borrowing costs are recognized in profit or loss using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.
Foreign currency gains and losses are reported on a net basis. This includes changes in the fair value of foreign exchange derivative instruments, which are accounted at fair value through profit or loss.
n. Income tax
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
n. Income tax (continued)
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
o. Earnings per share
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
p. Recent accounting pronouncements
Standards early adopted by the Company
•
IFRS 3 (Revised), “Business Combinations” (2008), as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as at April 1, 2009. Business combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”. Consideration, after this amendment, will include fair values of all interests previously held by the acquiror. Re-measurement of such interests to fair value would be carried out through net profit in the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the measurement under existing IFRS 3; however, the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in the future, the Company is likely to adopt the first method for measuring NCI.

•
IAS 27, “Consolidated and Separate Financial Statements” (2008), as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted, provided that IFRS 3 (Revised) is also early adopted. This standard was early adopted by the Company as at April 1, 2009. It requires a mandatory adoption of an economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of an interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally, purchase of some or all of the NCI is treated as a treasury transaction and accounted for in equity, and a partial disposal of an interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain is recognized on the interest retained, being the difference between the fair value and the carrying value of the interest retained. This standard requires an entity to attribute the NCI’s share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

•
IFRS 8, “Operating Segments”, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as at March 31, 2009. IFRS 8 replaces IAS 14, “Segment Reporting”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting provided to the Chief Operating Decision Maker. The application of this standard did not result in any significant change in the Company’s segmental disclosures. Goodwill has been allocated in accordance with the requirements of this standard.

Recently adopted accounting pronouncements
•
IAS 1 (Revised), “Presentation of Financial Statements” (2007) is applicable for annual periods beginning on or after January 1, 2009. This standard was adopted by the Company as at April 1, 2009. As a result of the adoption of this standard, the title for the balance sheet has been changed to “Statements of Financial Position”. Furthermore, the Company has included in its consolidated financial statements two statements to display all items of income and expense recognized during the period — i.e., an “Income Statement” and a “Statement of Comprehensive Income”.

•
IFRIC Interpretation 18, “Transfers of Assets from Customers”, defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The Company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no material impact on the Company’s consolidated financial statements as a result of the adoption of this interpretation.

In March 2009, the Amendments to IFRS 7 “Financial Instruments disclosure”, amended certain disclosure requirements in the standard. As a result, entities are required to classify fair value measurements for financial instruments measured at fair value in

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
p. Recent accounting pronouncements (continued)
the statement of financial position, using a three level fair value hierarchy that reflects the significance of inputs used in the measurements. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risks to which an entity is exposed. The Amendments to IFRS 7 apply for annual periods beginning on or after January 1, 2009 and provides an exception in the first year of application for providing comparative information.
Standards issued but not yet effective and not early adopted by the Company
•
In April 2009, the IASB issued “Improvements to IFRSs 2009” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact that these amendments will have on the Company’s consolidated financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Company’s consolidated financial statements.

•
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”; to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This interpretation is effective from annual periods beginning on or after July 1, 2010.

4. Determination of fair values
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
(i) Property, plant and equipment
The fair value of property, plant and equipment recognized as a result of a business combination, and those acquired through exchange of non-monetary assets, are based on appraised market values and replacement cost determined by an external valuer.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
4. Determination of fair values (continued)
(vi) Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. The Company’s long term borrowings have floating rates of interest, and accordingly their fair value approximates carrying value.
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
Global Generics: This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment was formed through the combination and re-organization of the Company’s former Formulations and Generics segments in the year ended March 31, 2009.
Proprietary Products: This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s specialty pharmaceuticals business, which engages in sales and marketing operations for in-licensed and co-developed dermatology products.
The CODM reviews revenue and gross profit as the performance indicator, and does not review the total assets and liabilities for each reportable segment.
The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the years ended March 31,
													Proprietary
	PSAI						Global Generics**						Products
Reportable segments	2010		2009		2008		2010		2009		2008		2010		2009		2008

Segment revenue (1)	Rs.	20,404	Rs.	18,758	Rs.	16,623	Rs.	48,606	Rs.	49,790	Rs.	32,872	Rs.	513	Rs.	294	Rs.	190
Gross profit	Rs.	6,660	Rs.	5,595	Rs.	5,645	Rs.	29,146	Rs.	30,448	Rs.	19,567	Rs.	396	Rs.	196	Rs.	109
Selling, general and administrative expenses
Research and development expenses
Impairment loss on other intangible assets
Impairment loss on goodwill
Other (income)/expense, net
Results from operating activities
Finance expense/(income), net
Share of profit of equity accounted investees, net of income tax
Profit/(loss) before income tax
Income tax (expense)/benefit
Profit/(loss) for the year

(1)
Segment revenue for the year ended March 31, 2010 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of Rs.2,780 (as compared to Rs.2,371 and Rs.2,916 for the years ended March 31, 2009 and 2008, respectively) and inter-segment revenues from Global Generics to PSAI which is accounted for at a cost of Rs.17 (as compared to Rs.18 and Rs.47 for the years ended March 31, 2009 and 2008, respectively).

**	Global Generics previously consisted of:

	Formulations				Generics				Global Generics
Segments	For the year ended March 31,				For the year ended March 31,				For the year ended March 31,
	2009		2008		2009		2008		2009		2008
Revenue	Rs.	18,075	Rs.	15,251	Rs.	31,715	Rs.	17,621	Rs.	49,790	Rs.	32,872
Gross profit		13,085		11,204		17,363		8,363		30,448		19,567
During the fiscal years ended March 31, 2009 and 2008, although resource allocation was done by the CODM at the Global Generics level, certain additional information (revenue and gross profit) with respect to the Company’s formulations and generics businesses continued to be reviewed by the CODM and, accordingly, further detailed information was included in the segment’s disclosures. However, effective April 1, 2009, the CODM no longer reviews information with respect to the Company’s formulations and generics business. Accordingly, the separate financial information relating to the Company’s formulations and generics business is no longer provided for the year ended March 31, 2010.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
5. Segment reporting (continued)
[Continued from above table, first column(s) repeated]

Information about segments:	For the years ended March 31,
	Others						Total
Reportable segments	2010		2009		2008		2010		2009		2008
Segment revenue (1)	Rs.	754	Rs.	599	Rs.	321	Rs.	70,277	Rs.	69,441	Rs.	50,006
Gross profit	Rs.	138	Rs.	261	Rs.	87	Rs.	36,340	Rs.	36,500	Rs.	25,408
Selling, general and administrative expenses								22,505		21,020		16,835
Research and development expenses								3,793		4,037		3,533
Impairment loss on other intangible assets								3,456		3,167		3,011
Impairment loss on goodwill								5,147		10,856		90
Other expense/(income), net								(569)		254		(402)

Results from operating activities								2,008		(2,834)		2,341
Finance (expense)/income, net								(3)		(1,186)		521
Share of profit of equity accounted investees, net of income tax								48		24		2

Profit/(loss) before income tax								2,053		(3,996)		2,864
Income tax (expense)/benefit								(985)		(1,172)		972

Profit/(loss) for the year							Rs.	1,068	Rs.	(5,168)	Rs.	3,836

(1)
Segment revenue for the year ended March 31, 2010 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of Rs.2,780 (as compared to Rs.2,371 and Rs.2,916 for the years ended March 31, 2009 and 2008, respectively) and inter-segment revenues from Global Generics to PSAI which is accounted for at a cost of Rs.17 (as compared to Rs.18 and Rs.47 for the years ended March 31, 2009 and 2008, respectively).

Analysis of revenue by geography within the Global Generics Segment:
The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the year ended March 31,
	2010		2009		2008
India	Rs.	10,158	Rs.	8,478	Rs.	8,060
North America		16,817		19,843		7,873
Russia and other countries of the former Soviet Union		9,119		7,623		5,526
Europe		9,643		11,886		10,216
Others		2,869		1,960		1,197

	Rs.	48,606	Rs.	49,790	Rs.	32,872

Analysis of assets by reportable segments:

	As of March 31,
	2010		2009
PSAI	Rs.	23,047	Rs.	20,188
Global Generics		42,822		54,090
Proprietary Products		592		1,018
Others		13,869		8,496

	Rs.	80,330	Rs.	83,792

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
5. Segment reporting (continued)
Analysis of depreciation and amortization by reportable segments:

	For the year ended March 31,
	2010		2009		2008
PSAI	Rs.	1,360	Rs.	1,138	Rs.	838
Global Generics		2,476		2,399		2,319
Proprietary Products		141		139		90
Others		183		138		115

	Rs.	4,160	Rs.	3,814	Rs.	3,362

The above depreciation and amortization does not include the impairment loss on other intangible assets of Rs.3,456, Rs.3,167, and Rs.3,011 for the years ended March 31, 2010, 2009 and 2008, respectively, which relates to the Global Generics segment’s generics business. The above depreciation and amortization also does not include the impairment of goodwill of Rs.5,147, Rs.10,856 and Rs.90 for the years ended March 31, 2010, 2009 and 2008, respectively, which relates to the Company’s Global Generics segment’s generics business.
Analysis of property, plant and equipment and other intangible assets acquired by reportable segments:

	For the year ended March 31,
	2010		2009
PSAI	Rs.	1,652	Rs.	3,465
Global Generics		5,033		4,274
Proprietary Products		15		183
Others		623		143

	Rs.	7,323	Rs.	8,065

Analysis of revenue by geography:
The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the year ended March 31,
	2010		2009		2008
India	Rs.	12,808	Rs.	11,460	Rs.	10,451
North America		21,269		24,012		11,374
Russia and other countries of the former Soviet Union		9,119		7,623		5,526
Europe		16,779		18,047		15,863
Others		10,302		8,299		6,792

	Rs.	70,277	Rs.	69,441	Rs.	50,006

Analysis of assets by geography:
The following table shows the distribution of the Company’s assets by geography, based on the location of assets:

	As of March 31,
	2010		2009
India	Rs.	46,994	Rs.	36,638
North America		12,090		16,165
Russia and other countries of the former Soviet Union		3,608		3,475
Europe		16,871		26,569
Others		767		945

	Rs.	80,330	Rs.	83,792

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
5. Segment reporting (continued)
Analysis of property, plant and equipment and other intangible assets acquired by geography:
The following table shows the distribution of the Company’s acquisitions of property, plant and equipment including capital work in progress and other intangible assets by geography, based on the location of the property, plant and equipment and other intangible assets:

	For the year ended March 31,
	2010		2009
India	Rs.	6,866	Rs.	4,740
North America		258		1,503
Russia and other countries of the former Soviet Union		11		74
Europe		169		1,693
Others		19		55

	Rs.	7,323	Rs.	8,065

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the year ended March 31,
	2010		2009		2008
Gemcitabine	Rs.	1,224	Rs.	697	Rs.	84
Finasteride		1,204		1,127		952
Clopidogrel		1,118		1,143		662
Ciprofloxacin Hcl		1,054		1,031		815
Rabeprazole Sodium		717		419		175
Montelukast		623		601		319
Ramipril		559		815		934
Naproxen		490		1,068		636
Ranitidine Hcl Form 2		487		355		364
Losartan Potassium		428		381		316
Others		12,500		11,121		11,366

Total	Rs.	20,404	Rs.	18,758	Rs.	16,623

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the year ended March 31,
	2010		2009		2008
Omeprazole	Rs.	6,289	Rs.	5,231	Rs.	3,729
Nimesulide		2,874		2,165		1,898
Sumatriptan		2,543		7,188		21
Ciprofloxacin		2,178		1,572		1,272
Simvastatin		2,047		2,350		2,262
Fexofenadine		1,673		2,872		2,188
Ketorol		1,593		1,297		1,034
Divalproex		1,265		372		—
Ranitidine		1,157		809		280
Ibuprofen		1,100		1,000		332
Others		25,887		24,934		19,856

Total	Rs.	48,606	Rs.	49,790	Rs.	32,872

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Business combination and other acquisitions
a. Acquisition of a unit of The Dow Chemical Company
On April 28, 2008, the Company, through its wholly-owned subsidiary Dr. Reddy’s Laboratories (EU) Limited, acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration of Rs.1,302 (U.S.$32). The acquisition included customer contracts and relationships, associated active pharmaceutical ingredient products, process technology and know-how, technology licensing rights and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom. The Company also took over the existing work force as a part of the acquisition. The acquisition resulted in technology related synergies for the Company’s existing Pharmaceutical Services and Active Ingredients segment and gave the Company access to an experienced research and development team.
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
The estimated useful lives of intangibles acquired are as follows:

Customer-related intangibles	4-11 years
Product-related intangibles	6-13 years
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
As the acquisition involved the purchase of a unit of an existing entity with certain identifiable assets and liabilities, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
The estimated useful lives of intangibles acquired are as follows:

Customer-related intangibles	4 – 9 years
Product-related intangibles	9 – 10 years
Goodwill amounts to Rs.100 and is attributable mainly to the acquired employee workforce and synergies to be achieved from expected cost savings from using the Shreveport manufacturing facility. The acquired business contributed revenues of Rs.1,684 and net loss of Rs.189 for the period from May 1, 2008 to March 31, 2009.
c. Acquisition of Jet Generici Srl
On April 30, 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, for a total cash consideration of Rs.148 (Euro 2.34). This acquisition resulted in the Company gaining an entry in the Italian market and access to Jet Generici’s customers, as well as the Company acquiring Jet Generici’s product related intangibles, and employee workforce. The transaction was accounted as an acquisition of business under the purchase method in accordance with IFRS No. 3, “Business Combinations” whereby the Company assumed net liabilities of Rs.14 (primarily consisting of product supply related trade payables) which resulted in goodwill of Rs.162.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Business Combination and other acquisitions (continued)
e. Acquisition of the entire equity interest of Perlecan Pharma Private Limited
In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). Perlecan Pharma is engaged in the clinical development and out-licensing of new chemical entity (“NCE”) assets. Under the terms of the joint venture agreement, Citigroup Venture and ICICI Venture each committed to contribute Rs.1,004 (U.S.$23) and the Company committed to contribute Rs.340 (U.S.$8) towards equity in Perlecan Pharma. The arrangement was subject to certain closing conditions which were completed on March 27, 2006, resulting in an amendment of certain terms of the joint venture agreement.
As a result, as of March 31, 2006, the Company owned approximately 14.28% of the equity of Perlecan Pharma. In addition, Perlecan Pharma issued warrants to the Company to purchase 45 million equity shares of Perlecan Pharma, at an exercise price of Rs.1.00 per equity share, the exercise of which was contingent upon the success of certain research and development milestones to be achieved by Perlecan Pharma. If the warrants were fully exercised then the Company would have owned approximately 62.5% of the equity of Perlecan Pharma. Furthermore, three out of seven directors on the Board of Directors of Perlecan Pharma were designated by the Company. In addition, as per the terms of the joint venture agreement, the Company had the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arm’s length basis subject to the final decision by the board of directors of Perlecan Pharma. Considering these factors the Company has accounted for its investment in Perlecan Pharma in accordance with IAS 28, “Investments in Associates”.
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
The Company’s share in the loss of Perlecan Pharma for the year ended March 31, 2008 amounted to Rs.13. As of March 31, 2008, the carrying value of Company’s investment in Perlecan Pharma was Rs.zero; the other liability balance was Rs.180.
On July 30, 2008, the Company acquired the entire equity interest (85.69%) of Citigroup Venture and ICICI Venture in Perlecan Pharma for a total cash consideration of Rs.758. Consequently, Perlecan Pharma became a consolidated subsidiary of the Company. The Company evaluated the acquisition in accordance with IFRS No. 3, “Business Combinations” and concluded that the acquired set of assets did not qualify to be a business and, therefore, accounted for this as an asset acquisition. Accordingly, the purchase price was allocated to the following assets:

	Recognized values
Particulars	on acquisition
Current assets, net (includes Rs.386 of cash and cash equivalents)	Rs.	408
Intangible assets		82
Deferred tax asset		268

Total consideration paid	Rs.	758

As a result of this acquisition, the “other liability” balance of Rs.180 was recognized in the March 31, 2009 income statement as a credit to research and development expenses.
During the year ended March 31, 2010, the Company concluded a legal reorganization to amalgamate its wholly-owned subsidiary, Perlecan Pharma, into its own operations. The appropriate High Court approval was received by the Company during the year ended March 31, 2010, which states that the Company is able to offset the carry-forward tax losses of Perlecan Pharma against the taxable income of the Company for periods effective from January 1, 2006. Accordingly, the Company has recorded an amount of Rs.268, representing the tax benefit arising from the carried forward tax losses of Perlecan Pharma, as a reduction to its current tax liability with an offset to the existing deferred tax asset recognized for the tax losses of Perlecan Pharma as at March 31, 2009.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
7. Property, plant and equipment
The following is a summary of the change in carrying value of property, plant and equipment.

									Furniture,
									fixtures and
					Plant and		Computer		office
	Land		Buildings		equipment		equipment		equipment		Vehicles		Total
Balance as at April 1, 2008	Rs.	1,456	Rs.	4,147	Rs.	12,688	Rs.	889	Rs.	867	Rs.	438	Rs.	20,485
Additions through business combination		84		425		949		—		38		—		1,496
Other additions		405		938		2,784		227		159		106		4,619
Disposals		(1)		(5)		(87)		(11)		(67)		(54)		(225)
Effect of changes in foreign exchange rates		(7)		76		125		10		(87)		(1)		116
Balance as at March 31, 2009	Rs.	1,937	Rs.	5,581	Rs.	16,459	Rs.	1,115	Rs.	910	Rs.	489	Rs.	26,491

Balance as at April 1, 2009	Rs.	1,937	Rs.	5,581	Rs.	16,459	Rs.	1,115	Rs.	910	Rs.	489	Rs.	26,491
Additions through business combination		—		—		—		—		—		—		—
Other additions		98		579		2,866		186		83		92		3,904
Disposals		—		(20)		(219)		(127)		(25)		(89)		(480)
Effect of changes in foreign exchange rates		(15)		(173)		(33)		(33)		17		1		(236)
Balance as at March 31, 2010	Rs.	2,020	Rs.	5,967	Rs.	19,073	Rs.	1,141	Rs.	985	Rs.	493	Rs.	29,679

Depreciation
Balance as at April 1, 2008	Rs.	—	Rs.	633	Rs.	5,748	Rs.	390	Rs.	737	Rs.	212	Rs.	7,720
Depreciation for the year		—		206		1,701		173		137		94		2,311
Disposals		—		(1)		(47)		(11)		(59)		(41)		(159)
Effect of changes in foreign exchange rates		—		1		(36)		9		41		1		16
Balance as at March 31, 2009	Rs.	—	Rs.	839	Rs.	7,366	Rs.	561	Rs.	856	Rs.	266	Rs.	9,888

Balance as at April 1, 2009	Rs.	—	Rs.	839	Rs.	7,366	Rs.	561	Rs.	856	Rs.	266	Rs.	9,888
Depreciation for the year		—		236		1,990		232		120		103		2,681
Disposals		—		(10)		(152)		(130)		(22)		(81)		(395)
Effect of changes in foreign exchange rates		—		(14)		(15)		(21)		(36)		(1)		(87)
Balance as at March 31, 2010	Rs.	—	Rs.	1,051	Rs.	9189	Rs.	642	Rs.	918	Rs.	287	Rs.	12,087

Net carrying value
As at April 1, 2008		1,456		3,514		6,940		499		130		226		12,765

As at March 31, 2009		1,937		4,742		9,093		554		54		223		16,603
Add: Capital-work-in progress														4,279
														20,882

As at March 31, 2010	Rs.	2,020	Rs.	4,916	Rs.	9,884	Rs.	499	Rs.	67	Rs.	206	Rs.	17,592
Add: Capital-work-in progress													Rs.	4,867
													Rs.	22,459

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
7. Property, plant and equipment (continued)
Capital commitments
As of March 31, 2010 and 2009, the Company was committed to spend approximately Rs.2,948 and Rs.996, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
Interest capitalization
During the years ended March 31, 2010 and 2009, the Company capitalized interest cost of Rs.67 and Rs.103, respectively. The rate for capitalization of interest cost for the years ended March 31, 2010 and 2009 was approximately 4.5% and 7%, respectively.
Assets acquired under finance leases
Property, plant and equipment include Rs.279 and Rs.308 (including accumulated depreciation of Rs.62 and Rs.46) of assets acquired under finance leases as of March 31, 2010 and 2009, respectively.
8. Goodwill
Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.
The following table presents the changes in goodwill during the years ended March 31, 2010 and 2009:

	As of March 31,
	2010		2009

Opening balance (1)	Rs.	18,246	Rs.	17,087
Goodwill arising on business combinations		—		262
Effect of translation adjustments(3)		21		897

Closing balance (1)	Rs.	18,267	Rs.	18,246

Less: Impairment loss (2)		(16,093)		(10,946)

	Rs.	2,174	Rs.	7,300

(1)
This does not include goodwill arising upon investment in associate of Rs.181, as at March 31, 2010 and 2009, which is included in the carrying value of the investment in the equity accounted investees.

(2)
The impairment loss includes Rs.5,147 and Rs.10,856 for the years ended March 31, 2010 and 2009, respectively, which relates to the Company’s German subsidiary, betapharm, which is part of the Global Generics segment (refer to Note 9 for details).

(3)	Effect of translation adjustments includes Rs.1,630 for the year ended March 31, 2010 and Rs. zero for the year ended March 31, 2009 on account of translation of impairment loss.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
9. Other intangible assets
The following is a summary of changes in carrying value of other intangible assets:

	Trademarks		Trademarks		Product		Beneficial toll		Technology
	with finite		with indefinite		related		Manufacturing		related
	useful life		useful life		intangibles		contracts		intangibles
Gross carrying value/cost
Balance as at April 1, 2008	Rs.	2,581	Rs.	6,515	Rs.	14,877	Rs.	730	Rs.	—
Additions through business combinations		—		—		138		—		716
Other additions		—		—		145		—		—
Effect of changes in foreign exchange rates		(18)		411		811		46		(59)
Reclassifications		6,926		(6,926)		—		—		—

Balance as at March 31, 2009	Rs.	9,489	Rs.	—	Rs.	15,971	Rs.	776	Rs.	657

Balance as at April 1, 2009	Rs.	9,489	Rs.	—	Rs.	15,971	Rs.	776	Rs.	657
Additions through business combinations		—		—		—		—		—
Other additions		—		—		2,701		—		—
Effect of changes in foreign exchange rates		(719)		—		(1,317)		(80)		(41)
Reclassifications		—		—		—		—		—

Balance as at March 31, 2010	Rs.	8,770	Rs.	—	Rs.	17,355	Rs.	696	Rs.	616

Amortization/Impairment loss
Balance as at April 1, 2008	Rs.	2,522	Rs.	—	Rs.	5,023	Rs.	483	Rs.	—
Amortization for the year		34		—		993		279		79
Impairment loss		—		—		3,167		—		—
Effect of changes in foreign exchange rates		2		—		84		14		4

Balance as at March 31, 2009	Rs.	2,558	Rs.	—	Rs.	9,267	Rs.	776	Rs.	83

Balance as at April 1, 2009	Rs.	2,558	Rs.	—	Rs.	9,267	Rs.	776	Rs.	83
Amortization for the year		577		—		596		—		97
Impairment loss		1,211		—		2,112		—		—
Effect of changes in foreign exchange rates		(174)		—		(948)		(80)		(14)

Balance as at March 31, 2010	Rs.	4,172	Rs.	—	Rs.	11,027	Rs.	696	Rs.	166

Net carrying amount
As at April 1, 2008		59		6,515		9,854		247		—

As at March 31, 2009		6,931		—		6,704		—		574

As at March 31, 2010	Rs.	4,598	Rs.	—	Rs.	6,328	Rs.	—	Rs.	450

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
9. Other intangible assets (continued)
[Continued from above table, first column(s) repeated]

	Customer
	related
	intangibles		Others		Total

Gross carrying value/cost
Balance as at April 1, 2008	Rs.	236	Rs.	146	Rs.	25,085
Additions through business combinations		409		49		1,312
Other additions		—		190		335
Effect of changes in foreign exchange rates		62		2		1,255
Reclassifications		—		—		—

Balance as at March 31, 2009	Rs.	707	Rs.	387	Rs.	27,987

Balance as at April 1, 2009	Rs.	707	Rs.	387	Rs.	27,987
Additions through business combinations		—		—		—
Other additions		12		118		2,831
Effect of changes in foreign exchange rates		(51)		(8)		(2,216)
Reclassifications		—		—		—

Balance as at March 31, 2010	Rs.	668	Rs.	497	Rs.	28,602

Amortization/Impairment loss
Balance as at April 1, 2008	Rs.	161	Rs.	140	Rs.	8,329
Amortization for the year		63		55		1,503
Impairment loss		—		—		3,167
Effect of changes in foreign exchange rates		3		2		109

Balance as at March 31, 2009	Rs.	227	Rs.	197	Rs.	13,108

Balance as at April 1, 2009	Rs.	227	Rs.	197	Rs.	13,108
Amortization for the year		155		54		1,479
Impairment loss		133		—		3,456
Effect of changes in foreign exchange rates		(21)		(3)		(1,240)

Balance as at March 31, 2010	Rs.	494	Rs.	248	Rs.	16,803

Net carrying amount
As at April 1, 2008		75		6		16,756

As at March 31, 2009		480		190		14,879

As at March 31, 2010	Rs.	174	Rs.	249	Rs.	11,799

The selling, general and administrative expenses included Rs.1,479, Rs.1,503 and Rs.1,588 of amortization of other intangible assets for the years ended March 31, 2010, 2009 and 2008, respectively. The weighted average remaining useful life of other intangibles was approximately 10 years as at March 31, 2010.
Product related intangibles acquired during the year ended March 31, 2010 includes an amount of Rs.2,680 (U.S.$57), representing the value of re-acquired rights on the product portfolio that arose upon the exercise by I-VEN Pharma Capital Limited (“I-VEN”) of the portfolio termination value option under its research and development agreement with the Company entered into during the year ended March 31, 2005, as amended. Refer to Note 21 of these consolidated financial statements for further details.
Impairment losses recorded during the year ended March 31, 2008
Impairment losses recorded during the year ended March 31, 2008 also primarily related to product related intangibles amounting to Rs.3,011 of the Company’s German subsidiary, betapharm Arzneimittel GmbH. This impairment resulted from adverse market developments, such as decreases in market prices and an increasing trend in certain new types of rebates negotiated with State Healthcare Insurance funds, and further affected by supply constraints. The recoverable amount was determined under the fair value less cost to sell approach using the discounted cash flows methodology.
Impairment losses recorded during the year ended March 31, 2009
During the year ended March 31, 2009, there were significant changes in the generics market related to the Company’s German subsidiary, betapharm Arzneimittel GmbH (“betapharm”). These changes included a decrease in the reference prices of its products, increased quantity of discount contracts being negotiated with State Healthcare Insurance (“SHI”) funds, and

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
9. Other intangible assets (continued)
announcement of a large competitive bidding sale (or “tender”) process from the Allgemeine Ortskrankenkassen (“AOK”), one of the largest SHI funds in Germany. Due to these adverse market developments, as at March 31, 2009, the Company tested the carrying value of its product related intangibles, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable value of the above product-related intangibles were determined as the higher of its value in use and its fair value less costs to sell. This resulted in the fair value less costs to sell being the recoverable value of such intangibles. The impairment testing indicated that the carrying values of certain product-related intangibles were higher than their recoverable value, resulting in the Company recording an impairment loss on certain product related intangibles amounting to Rs.3,167 during the year ended March 31, 2009.
As at March 31, 2009, the Company also performed its annual impairment analysis related to the betapharm cash-generating unit, comprised of the above product related intangibles, the indefinite life trademark/brand — ‘beta’ and acquired goodwill. The recoverable value of the betapharm cash-generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash-generating unit was higher than its recoverable value, resulting in the Company recording an impairment loss of goodwill amounting to Rs.10,856 during the year ended March 31, 2009.
Impairment losses recorded during the year ended March 31, 2010
Pursuant to the ongoing reforms in the German generic pharmaceutical market as referenced above, further tenders were announced by several SHI funds during the year ended March 31, 2010. The Company had participated in these tenders through its wholly-owned subsidiary betapharm. The final results of a majority of these tenders were announced during the period ended December 31, 2009, with a lower than anticipated success rate for betapharm. As a result of the increasing usage of tender processes by SHI funds, the Company expects contracts awarded in tenders to account for a significant portion of future sales in the German generics pharmaceutical market, at a rate which is comparatively higher than the assumptions the Company had made earlier during the year ended March 31, 2009.
Due to these results, management has reassessed the impact of these tenders on its future forecasted sales and profits in the German generic pharmaceutical market and has determined it appropriate to significantly revise its estimates for fiscal years ended March 31, 2011 and thereafter. Accordingly, and in light of further deterioration and adverse market conditions in the German generic pharmaceuticals market as at December 31, 2009, the Company has reassessed the recoverable amounts of betapharm’s product-related intangibles, the cash generating unit which comprises these product-related intangibles, its trademark/brand “beta” and the related acquired goodwill (collectively referred to as the “betapharm CGU”). The recoverable amount of both the product-related intangibles and the betapharm CGU was based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amounts of both the product-related intangibles and the betapharm CGU were determined to be higher than their respective recoverable amounts. Accordingly, an impairment loss of Rs.2,112 for the product related intangibles and Rs.6,358 for goodwill in the betapharm CGU has been recognized in the profit or loss. Of the impairment loss pertaining to the betapharm CGU, Rs.5,147 has been allocated to the carrying value of goodwill, thereby impairing the entire carrying value and the remaining Rs.1,211 has been allocated to the trademark/brand — ‘beta’, which forms a significant portion of the betapharm CGU. No further impairment indicators were identified up to March 31, 2010.
The above impairment losses relate to the Company’s Global Generics segment.
The Company used the discounted cash flow approach to calculate the fair value less cost to sell, with the assistance of independent appraisers. The key assumptions considered in the calculation are as follows:
•
Revenue projections are based on the approved revised budgets for the fiscal year ending March 31, 2011, based on management’s analysis of current orders booked and the actual performance of betapharm during recent months. These projections take into account the expected long term growth rate in the German generics industry. Accordingly, based on the industry reports and other information, the Company projects a constant 1% decline in revenue on a year-on-year basis for betapharm’s existing products.

•	The net cash flows have been discounted based on a post-tax discounting tax rate ranging from 7.44% to 9.34%.
Change in estimated useful life of indefinite life trademark/brand — ‘beta’
Due to the adverse market developments in the German generic pharmaceutical market as referenced above, and consequential impairment losses recorded by the Company during the year ended March 31, 2009 in its betapharm CGU, the Company had reviewed the useful life of its indefinite life intangible asset trademark/brand — “beta”. The carrying amount of this intangible was Rs.6,926 as at March 31, 2009, and the Company determined it to be a finite life intangible asset with a useful life of 12 years. The effect of this change in the amortization expense has been recognized from and after April 1, 2009.
De-recognition of intangible assets
As explained in Note 6.b. above, the Company acquired BASF Corporation’s pharmaceutical contract manufacturing business and manufacturing facility in Shreveport, Louisiana, in April 2008. As part of the purchase price, Rs.482 was allocated to “customer related intangible assets” and “product-related intangibles”. Rs.142 of the above allocation pertains to a contract with Par Pharmaceuticals Inc. (“Par”) relating to sales of ibuprofen to Par. During the year ended March 31, 2010, there has been clear evidence of a decline in sales of ibuprofen to Par. Accordingly, as at December 31, 2009 the Company has written off the remaining carrying amount of Rs.133 pertaining to this product and customer, as it expects no economic benefits from the use or disposal of these contracts in future periods. The amount derecognized is disclosed as part of “impairment loss on other intangible assets” in the Company’s consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
10. Investment in equity accounted investees
The Company’s share of profit in equity accounted investees for the years ended March 31, 2010, 2009 and 2008 was Rs.48, Rs.24 and Rs.2, respectively.
Reddy Kunshan (Joint venture)
Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of active pharmaceuticals ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2010 and 2009. Three directors of the Company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.
Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the year ended March 31,
	2010		2009		2008
Ownership		51.3%		51.3%		51.3%

Total current assets	Rs.	428	Rs.	427	Rs.	184
Total non-current assets		191		217		324

Total assets	Rs.	619	Rs.	644	Rs.	508

Equity	Rs.	373	Rs.	298	Rs.	191

Total current liabilities		245		345		316
Total non-current liabilities		1		1		1

Total liabilities	Rs.	246	Rs.	346	Rs.	317

Revenues	Rs.	791	Rs.	611	Rs.	878
Expenses		697		563		849
Profit for the year	Rs.	94	Rs.	48	Rs.	29
The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2010, 2009 and 2008 was Rs.48, Rs.25 and Rs.15, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2010 and 2009 was Rs.310 and Rs.262, respectively.
Perlecan Pharma (Equity accounted investee through July 30, 2008)
As described in Note 6.e. above, the Company acquired the entire equity interest in Perlecan Pharma in July 2008 and, as a result, it became a wholly-owned subsidiary of the Company.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
11. Other investments
Other investments consist of investments in units of mutual funds, debt securities and equity securities that are classified as available for sale assets. The details of such investments as of March 31, 2010 were as follows:

			Gain/(loss)
			recognized
			directly in
	Cost		equity		Fair value

Investment in units of mutual funds	Rs.	3,276	Rs.	—	Rs.	3,276
Investment in equity securities		3		22		25
Investment in certificate of deposits		298		1		299

	Rs.	3,577	Rs.	23	Rs.	3,600

The details of such investments as of March 31, 2009 were as follows:

			Gain/(loss)
			recognized
			directly in
	Cost		equity		Fair value

Investments in units of mutual funds	Rs.	517	Rs.	—	Rs.	517
Investment in equity securities		3		10		13

	Rs.	520	Rs.	10	Rs.	530

12. Inventories
Inventories consist of the following:

	As of March 31,
	2010		2009
Raw materials	Rs.	4,000	Rs.	3,518
Packing materials, stores and spares		979		876
Work-in-progress		3,883		2,976
Finished goods		4,509		5,856

Total inventories	Rs.	13,371	Rs.	13,226

During the years ended March 31, 2010, 2009 and 2008, the Company recorded inventory write-downs of Rs.1,011 Rs.833 and Rs.328, respectively. A substantial portion of these write-downs for the year ended March 31, 2010 relate to inventories in the Company’s German operations, which are likely to reach their expiration dates and remain unsold by the Company, amounting to Rs.232. These adjustments were included in cost of revenues. Cost of revenues for March 31, 2010, 2009 and 2008 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to Rs.23,656, Rs.23,760 and Rs.17,655, respectively. The above table includes inventories amounting to Rs.814 and Rs.505, which are carried at fair value less cost to sell as at March 31, 2010 and 2009, respectively.
13. Trade receivables

	As of March 31,
	2010		2009

Trade receivables due from related parties	Rs.	44	Rs.	43

Other trade receivables		12,332		14,891

	Rs.	12,376	Rs.	14,934
Less: Allowance for doubtful trade receivables		(416)		(342)

Trade receivables, net	Rs.	11,960	Rs.	14,592

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
13. Trade receivables (continued)
The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable, historical experience of collections from customers and the current economic environment. The activity in the allowance for impairment of trade account receivables is given below:

	Year Ended March 31,
	2010		2009

Balance at the beginning of the year	Rs.	342	Rs.	461
Provision for bad debt		169		148
Trade receivables written off and charged to allowance		(95)		(267)

Balance at the end of the year	Rs.	416	Rs.	342

14. Other assets
Other assets consist of the following:

	As of March 31,
	2010		2009
Current
Prepaid expenses	Rs.	270	Rs.	243
Advance payments to vendors		586		368
Balances and receivables from statutory authorities (1)		2,727		2,207
Due from related parties		5		5
Deposits		118		144
Advance to employees		46		39
Export benefits receivable (2)		571		685
Others		1,122		1,317

		5,445		5,008

Non-current
Deposits		197		117
Others		46		83

		243		200

	Rs.	5,688	Rs.	5,208

(1)
Balances and receivables from statutory authorities primarily consist of amounts deposited with the excise authorities of India and the unutilized excise input credits on purchases. These are regularly utilized to offset the Indian excise and service tax liability on goods produced by and services provided by the Company. Accordingly, these balances have been classified as current assets.

(2)	Refer to Note 3.l. for details regarding export entitlements.
15. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	As of March 31,
	2010		2009
Cash balances	Rs.	9	Rs.	30
Current and time deposit balances with banks		6,575		5,566

Cash and cash equivalents on the statements of financial position		6,584		5,596
Bank overdrafts used for cash management purposes		(39)		(218)

Cash and cash equivalents in the cash flow statement	Rs.	6,545	Rs.	5,378

Balances with banks amounting to Rs.19 and Rs.16 as of March 31, 2010 and 2009, respectively, included above represent amounts in the Company’s unclaimed dividend accounts, and are therefore restricted.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
16. Equity

	Year Ended March 31,
	2010		2009
Par value per share	Rs.	5	Rs.	5
Authorised share capital		1,200		1,000
Fully paid up capital
As at April 1		842		841
Add: Shares issued on exercise of stock options		2		1

As at March 31	Rs.	844	Rs.	842

The Company presently has only one class of equity shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. During the year ended March 31, 2010 the parent company’s authorized share capital was increased by Rs.200 to enable a legal reorganization to amalgamate Perlecan Pharma Private Limited with and into the parent company.
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
Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends (including dividend tax thereon) of Rs.1,233, Rs.738 and Rs.737 during the years ended March 31, 2010 , March 31, 2009 and March 31, 2008, respectively. The dividend per share was Rs.6.25, Rs.3.75 and Rs.3.75 during the years ended March 31, 2010 March 31, 2009 and March 31, 2008, respectively.
At the Company’s Board of Directors’ meeting held on May 6, 2010, the Board proposed a dividend in the aggregate amount of Rs.2,215, including the applicable dividend tax on distribution of such dividends amounting to Rs.316 (the dividend per share amounting to Rs.11.25), all of which is subject to the approval of the Company’s shareholders.
17. Earnings/(loss) per share
Basic earnings/(loss) per share
The calculation of basic earnings per share for the years ended March 31, 2010, 2009 and 2008 was based on the profit/(loss) attributable to equity shareholders of Rs.1,068, Rs.(5,168) and Rs.3,836, respectively, and the weighted average number of equity shares outstanding, calculated as follows:
Basic earnings/(loss) per share

	Year Ended March 31,
	2010	2009	2008
Issued equity shares as of April 1	168,468,777	168,172,746	167,912,180
Effect of shares issued on exercise of stock options	238,200	176,393	163,660
Weighted average number of equity shares as of March 31	168,706,977	168,349,139	168,075,840
Diluted earnings/(loss) per share
The calculation of diluted earnings per share for the years ended March 31, 2010, 2009 and 2008 was based on the profit/(loss) attributable to equity shareholders of Rs.1,068, Rs.(5,168) and Rs.3,836, respectively, and the weighted average number of equity shares outstanding, calculated as follows:

	Year Ended March 31,
	2010	2009	2008
Weighted average number of equity shares (Basic)	168,706,977	168,349,139	168,075,840
Dilutive effect of outstanding stock options	908,966	—	614,934
Weighted average number of equity shares (Diluted)	169,615,943	168,349,139	168,690,774
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
18. Loans and borrowings
Short term loans and borrowings
The Company has lines of credit of Rs.14,618 and Rs.16,603 as of March 31, 2010 and 2009, respectively, from its bankers for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
The interest rate profile of short term borrowings from banks is given below:

	As at March 31,
	2010	2009
Rupee borrowings	5.00%	7.52%

Foreign currency borrowings	LIBOR+ 40 -75 bps	LIBOR+ 100 - 225 bps
Long term loans and borrowings
Long term loans and borrowings consist of the following:

	As at March 31,
	2010		2009
Rupee term loan	Rs.	1	Rs.	7
Foreign currency loan		8,838		13,326
Obligations under finance leases		252		300

		9,091		13,633

Less: Current portion
Rupee term loan		1		6
Foreign currency loan		3,690		3,477
Obligations under finance leases		15		18

		3,706		3,501

Non-current portion
Rupee term loan		—		1
Foreign currency loan		5,148		9,849
Obligations under finance leases		237		282

	Rs.	5,385	Rs.	10,132

Rupee term loan represents a loan from the Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Company’s solar grid interactive power plant located in Bachupally, Hyderabad.
Foreign currency loan represents a Rs.21,602 (Euro 400) EURO denominated loan originally received from Citibank, N.A., Hong Kong in March 2006 to fund the acquisition of betapharm. During the year ended March 31, 2007, such loan was syndicated into a non-recourse loan of Rs.5,787 (Euro 100) borrowed by Reddy Holding GmbH and a recourse loan of Rs.15,482 (Euro 258 and U.S.$13) borrowed by Lacock Holding Limited, which was guaranteed by DRL and certain of its wholly-owned subsidiaries. As part of the syndication process, an amount of Rs.1,882 (Euro 32) was repaid to Citibank N.A. The maturity period of these loans ranged from December 2007 until December 2011. The Company incurred an amount of Rs.429 as debt issuance costs, which is being amortized over the debt period. As of March 31, 2010, the above referenced non-recourse loan was repaid and the above referenced recourse loan was outstanding in the amount of Rs.8,838
The Company is required to comply with certain financial covenants under the recourse loan, which includes limits on capital expenditures and/maintenance of financial ratios (computed based on the Company’s Indian GAAP financial statements) as defined in the loan agreement. Such financial ratio requirements include: (a) Consolidated Net Debt to Consolidated Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) not to exceed 3.5:1, and (b) Consolidated EBITDA to Consolidated Interest Expenses shall not be less than 3.75:1. As of March 31, 2010 the Company was in compliance with such financial covenants.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
18. Loans and borrowings (continued)
The interest rate profile of long-term loans and borrowings is given below:

	March 31,
	2010	2009
Rupee borrowings	2.00%	2.00%
Foreign currency borrowings	EURIBOR + 70 bps	EURIBOR + 70 bps
	and LIBOR+70 bps	and LIBOR+70 bps
The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2010 were as follows:

					Obligation
	Rupee term		Foreign		under finance
Maturing in the year ending March 31,	loan		currency loan		lease		Total
2011	Rs.	1	Rs.	3,690	Rs.	15	Rs.	3,706
2012		—		5,148		8		5,156
2013		—		—		8		8
2014		—		—		8		8
2015		—		—		9		9
Thereafter		—		—		204		204

	Rs.	1	Rs.	8,838	Rs.	252	Rs.	9,091

The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2009 were as follows:

					Obligation
	Rupee term		Foreign		under finance
Maturing in the year ending March 31,	loan		currency loan		lease		Total
2010	Rs.	6	Rs.	3,477	Rs.	18	Rs.	3,501
2011		1		4,118		16		4,135
2012		—		5,731		9		5,740
2013		—		—		9		9
2014		—		—		10		10
Thereafter		—		—		238		238

	Rs.	7	Rs.	13,326	Rs.	300	Rs.	13,633

Obligations under finance leases
The Company has leased buildings and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2010 were as follows:

	Present value of
	minimum lease				Future minimum
Particulars	payments		Interest		lease payments
Not later than one year	Rs.	15	Rs.	1	Rs.	16
Between one and five years		33		—		33
More than five years		204		1		205

	Rs.	252	Rs.	2	Rs.	254

Future minimum lease payments under finance leases as at March 31, 2009 were as follows:

	Present value of
	minimum lease				Future minimum
Particulars	payments		Interest		lease payments
Not later than one year	Rs.	18	Rs.	7	Rs.	25
Between one and five years		44		1		45
More than five years		238		1		239

	Rs.	300	Rs.	9	Rs.	309

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of Indian government-owned corporations.
The components of gratuity cost recognized in the income statement for the years ended March 31, 2010, 2009 and 2008 consists of the following:

	Year Ended March 31,
	2010		2009		2008
Service cost	Rs.	52	Rs.	43	Rs.	35
Interest cost		30		27		22
Expected return on plan assets		(25)		(22)		(17)
Recognized net actuarial (gain)/loss		6		—		—

Gratuity cost recognized in income statement	Rs.	63	Rs.	48	Rs.	40

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2010		2009
Present value of unfunded obligations	Rs.	21	Rs.	6
Present value of funded obligations		452		398

Total present value of obligations		473		404
Fair value of plan assets		(449)		(334)

Present value of net obligations		24		70
Unrecognized actuarial gains and (losses)		(60)		(75)

Recognized (asset)/liability	Rs.	(36)	Rs.	(5)

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2010		2009
Defined benefit obligations at the beginning of the year	Rs.	404	Rs.	322
Service cost		52		43
Interest cost		30		27
Actuarial (gain)/loss		18		45
Benefits paid		(31)		(33)

Defined benefit obligation at the end of the year	Rs.	473	Rs.	404

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2010		2009
Fair value of plan assets at the beginning of the year	Rs.	334	Rs.	289
Expected return on plan assets		25		22
Employer contributions		94		64
Benefits paid		(31)		(33)
Actuarial gain/(loss)		27		(8)

Plan assets at the end of the year	Rs.	449	Rs.	334

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Experience adjustments:

	Year Ended March 31,
	2010		2009		2008
Defined benefit obligation	Rs.	473	Rs.	404	Rs.	322
Plan assets		449		334		289

Surplus/(deficit)		(24)		(70)		(33)
Experience adjustments on plan liabilities		28		18		36
Experience adjustments on plan assets		27		(7)		15
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:
The assumptions used to determine benefit obligations:

	Year Ended March 31,
	2010	2009	2008
Discount rate	7.50%	7.15%	7.80%
Rate of compensation increase	8% per annum for first 2 years and 6% per annum thereafter	8% per annum for first 3 years and 6% per annum thereafter	8% to 10% per annum for first 4 years and 6% per annum thereafter

Expected long-term return on plan assets	7.50%	7.50%	7.50%
The assumptions used to determine gratuity cost:

	Year Ended March 31,
	2010	2009	2008
Discount rate	7.15%	7.80%	7.50%
Rate of compensation increase	8% per annum for first 3 years and 6% per annum thereafter	8% to 10% per annum for first 4 years and 6% per annum thereafter	8% to 10% per annum for first 4 years and 6% per annum thereafter
Expected long-term return on plan assets	7.50%	7.50%	7.50%
Contributions: The Company expects to contribute Rs.65 to its gratuity fund during the year ending March 31, 2011.
Plan assets: The Gratuity Plan’s weighted-average asset allocation at March 31, 2010 and 2009, by asset category, was as follows:

	As of March 31,
	2010	2009
Debt securities	1%	4%
Funds managed by insurers	96%	95%
Others	3%	1%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Pension plan
All employees of the Company’s Mexican subsidiary, Industrias Quimicas Falcon de Mexico (“Falcon”), are entitled to a pension plan in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based upon a pre-defined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.
The components of net pension cost recognized in the income statement for the years ended March 31, 2010 and 2009 consists of the following:

	Year Ended March 31,
	2010		2009		2008
Service cost	Rs.	14	Rs.	12	Rs.	13
Interest cost		24		18		17
Expected return on plan assets		(20)		(15)		(18)
Actuarial (gain)/loss		8		5		—

Pension cost recognized in income statement	Rs.	25	Rs.	20	Rs.	12

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2010		2009
Present value of unfunded obligations	Rs.	26	Rs.	25
Present value of funded obligations		284		219

Total present value of obligations		310		244
Fair value of plan assets		(249)		(176)

Present value of net obligations		61		68
Unrecognized actuarial losses		(91)		(102)

Recognized asset	Rs.	(30)	Rs.	(34)

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2010		2009
Defined benefit obligations at the beginning of the year	Rs.	244	Rs.	253
Service cost		14		12
Interest cost		24		18
Actuarial (gain)/loss		34		—
Benefits paid		(6)		(39)

Defined benefit obligation at the end of the year	Rs.	310	Rs.	244

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2010		2009
Fair value of plan assets at the beginning of the year	Rs.	176	Rs.	213
Expected return on plan assets		20		15
Employer contributions		21		33
Benefits paid		(6)		(39)
Actuarial gain/(loss)		38		(46)

Plan assets at the end of the year	Rs.	249	Rs.	176

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Pension plan (continued)
Experience adjustments

	Year Ended March 31,
	2010		2009		2008
Defined benefit obligation	Rs.	310	Rs.	244	Rs.	253
Plan assets		249		176		213

Surplus/(deficit)		(61)		(68)		(40)
Experience adjustments on plan liabilities		34		80		40
Experience adjustments on plan assets		37		(46)		(21)
Contributions: The Company expects to contribute Rs.39 to the Falcon pension fund during the year ending March 31, 2011.
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are as follows:
Assumptions used to determine pension benefit obligations:

	Year Ended March 31,
	2010	2009	2008
Discount rate	7.91%	9.50%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%
Expected long-term return on plan assets	10.50%	10.50%	6.25%
Assumptions used to determine pension cost:

	Year Ended March 31,
	2010	2009	2008
Discount rate	9.50%	7.50%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%
Expected long-term return on plan assets	10.50%	10.50%	7.50%
Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2010 and 2009, by asset category is as follows:

	As of March 31,
	2010	2009
Equity	51%	47%
Others	49%	53%
Superannuation benefits
Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.47, Rs.44 and Rs.40 to the superannuation plan during the years ended March 31, 2010 , March 31, 2009 and March 31, 2008, respectively.
Provident fund benefits
In addition to the above benefits, all employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.195, Rs.160 and Rs.145 to the provident fund plan during the years ended March 31, 2010, 2009 and 2008, respectively.
Other contribution plans
In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.70, Rs.54 and Rs.44 to the 401(k) retirement savings plan during the years ended March 31, 2010, 2009 and 2008, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Other contribution plans (continued)
In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The Company sponsors a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.90, Rs.51 and Rs.10 to the National Insurance during the years ended March 31, 2010, 2009 and 2008, respectively.
Employee benefit expenses including share based payments incurred during the years ended March 31, 2010, 2009 and 2008 amounted to Rs.12,843, Rs.10,525 and Rs.8,131, respectively.
Long service benefit recognition
During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary. During the year ended March 31, 2010, the Company recorded a liability of Rs.53 under the scheme.
The components of such benefit cost recognized in the income statement for the years ended March 31, 2010 and 2009 consists of the following:

	Year Ended March 31,
	2010		2009		2008
Service cost	Rs.	—	Rs.	—	Rs.	—
Interest cost		—		—		—
Expected return on plan assets		—		—		—
Actuarial (gain)/loss		—		—		—
Past service cost		53		—		—

Pension cost recognized in income statement	Rs.	53	Rs.	—	Rs.	—

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2010		2009
Present value of unfunded obligations	Rs.	53	Rs.	—
Present value of funded obligations		—		—
Total present value of obligations		53		—
Fair value of plan assets		—		—

Present value of net obligations		53		—
Unrecognized actuarial losses		—		—

Recognized Liability	Rs.	53	Rs.	—

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2010		2009
Defined benefit obligations at the beginning of the year	Rs.	—	Rs.	—
Service cost		—		—
Interest cost		—		—
Actuarial (gain)/loss		—		—
Past service cost		53		—
Benefits paid		—		—

Defined benefit obligation at the end of the year	Rs.	53	Rs.	—

The Company has not earmarked any specific assets for such defined benefit obligation and, accordingly, it is unfunded.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Long service benefit recognition (continued)
Experience adjustments:

	Year Ended March 31,
	2010		2009		2008
Defined benefit obligation	Rs.	53	Rs.	—	Rs.	—
Plan assets		—		—		—

Surplus/(deficit)		(53)		—		—
Experience adjustments on plan liabilities		—		—		—
Experience adjustments on plan assets		—		—		—
Contributions: The Company expects to contribute Rs.8 during the year ending March 31, 2011.
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the long service benefit cost are as follows:
Assumptions used to determine defined benefit obligations:

	Year Ended March 31,
	2010	2009	2008
Discount rate	7.50%	—	—
Rate of compensation increase	8% per annum for first 2 years and 6% per annum thereafter	—	—
Expected long-term return on plan assets	—	—	—
The assumptions used to determine long service benefit cost:

	Year Ended March 31,
	2010	2009	2008
Discount rate	7.50%	—	—
Rate of compensation increase	8% per annum for first 2 years and 6% per annum thereafter	—	—
Expected long-term return on plan assets	—	—	—
20. Employee stock incentive plans
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
20. Employee stock incentive plans (continued)
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
The DRL 2002 Plan provides for stock options granted in the above two categories as follows:

		Number of
	Number of	Options granted
	Options granted	under
Particulars	under category A	category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
Stock options activity under the DRL 2002 Plan for the two categories of options is as follows:
Category A — Fair Market Value Options

	Year Ended March 31, 2010
				Weighted-		Weighted-average
	Shares arising			average		remaining contractual
	out of options	Range of exercise prices		exercise price		life (months)
Outstanding at the beginning of the period	136,410	Rs.	362.50 - 531.51	Rs.	417.51	42
Granted during the year	—		—		—	—
Expired/forfeited during the period	(3,670)		442.50 - 531.51		512.11	—
Exercised during the period	(32,740)		373.50 - 531.51		451.17	—

Outstanding at the end of the period	100,000	Rs.	362.50 - 531.51	Rs.	403.02	38

Exercisable at the end of the period	80,000	Rs.	362.50 - 531.51	Rs.	391.78	27

Category B — Par Value Options

	Year Ended March 31, 2010
				Weighted-		Weighted-average
	Shares arising	Range of exercise		average exercise		remaining contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	778,486	Rs.	5.00	Rs.	5.00	72
Granted during the period	359,840		5.00		5.00	91
Expired/forfeited during the period	(83,608)		5.00		5.00	—
Exercised during the period	(269,711)		5.00		5.00	—

Outstanding at the end of the period	785,007	Rs.	5.00	Rs.	5.00	72

Exercisable at the end of the period	79,647	Rs.	5.00	Rs.	5.00	41

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee stock incentive plans (continued)
Category A — Fair Market Value Options

	Year Ended March 31, 2009
				Weighted-	Weighted-average
	Shares arising	Range of exercise		average	remaining contractual
	out of options	prices		exercise price	life (months)
Outstanding at the beginning of the period	158,780	Rs.	362.50 - 531.51	421.79	44
Granted during the year	20,000		448	448	97
Expired/forfeited during the period	(34,500)		441.50 - 442.50	441.92	—
Exercised during the period	(7,870)		441.50 - 531.50	474.32	—

Outstanding at the end of the period	136,410	Rs.	362.50 - 531.51	417.51	42

Exercisable at the end of the period	103,910	Rs.	362.50 - 531.51	418.26	30
Category B — Par Value Options

	Year Ended March 31, 2009
				Weighted-		Weighted-average
	Shares arising	Range of exercise		average exercise		remaining contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	773,788	Rs.	5	Rs.	5	74
Granted during the period	355,820		5		5	91
Expired/forfeited during the period	(135,387)		5		5	—
Exercised during the period	(215,735)		5		5	—

Outstanding at the end of the period	778,486		5		5	72

Exercisable at the end of the period	100,209	Rs.	5	Rs.	5	46
The weighted average grant date fair value of fair market value options granted under category A above of the DRL 2002 Plan during the years ended March 31, 2010 and 2009 was Rs.zero and Rs.163.71, respectively. The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2010 and 2009 was Rs.447.32 and Rs.531.40, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2010 and 2009 was Rs.229 and Rs.129.6, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2010 and 2009 was Rs.810.65 and Rs.601.12, respectively. As of March 31, 2010, options outstanding and exercisable under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.1,084 and Rs.172, respectively.
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

During the year ended March 31, 2008, the Compensation Committee at its meeting held in October 2007 proposed that the Company would absorb the full liability of Fringe Benefit Tax upon exercise of all stock options granted on or prior to October 2007 and that, in respect of new grants to be made subsequent to that date, applicable Fringe Benefit Tax would be recovered from employees upon the exercise of their stock options. Amendments to the DRL 2002 and DRL 2007 Plans reflecting these proposals were approved by the shareholders at the Annual General Meeting held on July 22, 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee stock incentive plans (continued)
During the year ended March 31, 2010, the Government of India through its Finance Act, 2009 abolished the Fringe Benefit Tax, including those applicable to employee share based payments. Under the Finance Act, 2009, the Fringe Benefit Tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a “perquisite” (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. As a result, the employee becomes the primary obligor to discharge all tax liabilities that would arise on exercise of such stock options. Consequently, the previous Fringe Benefit Tax amendments made to the DRL 2002 and DRL 2007 Plans are no longer applicable.
Category B — Par Value Options

	Year Ended March 31, 2010
				Weighted-		Weighted-average
	Shares arising	Range of exercise		average exercise		remaining contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	156,577	Rs.	5.00	Rs.	5.00	71
Granted during the period	74,600		5.00		5.00	91
Expired/forfeited during the period	(44,630)		5.00		5.00	—
Exercised during the period	(74,157)		5.00		5.00	—

Outstanding at the end of the period	112,390		5.00		5.00	74

Exercisable at the end of the period	2,250	Rs.	5.00	Rs.	5.00	47

Category B — Par Value Options

	Year Ended March 31, 2009
				Weighted-		Weighted-average
	Shares arising	Range of exercise		average exercise		remaining contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	182,778	Rs.	5	Rs.	5	73
Granted during the period	74,400		5		5	89
Expired/forfeited during the period	(28,175)		5		5	—
Exercised during the period	(72,426)		5		5	—

Outstanding at the end of the period	156,577		5		5	71

Exercisable at the end of the period	24,012	Rs.	5	Rs.	5	52

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2010 and 2009 was Rs.447.32 and Rs.477.42, respectively. The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the year ended March 31, 2010 was Rs.57. The weighted average share price on the date of exercise of options during the year ended March 31, 2010 was Rs.773.82. As of March 31, 2010, options outstanding and exercisable under the DRL 2007 Plan had an aggregate intrinsic value of Rs.143 and Rs.3, respectively.
The fair value of stock options granted under the DRL 2002 Plan and DRL 2007 Plan has been measured using the Black Scholes Merton model at the date of the grant.
The Black-Scholes Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted under category B, the expected term of an option (or “option life”) is estimated based on the vesting term, contractual term, as well as expected exercise behaviour of the employees receiving the option. In respect of fair market value options granted under category A, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
The weighted average grant date fair value of all the options granted under the DRL 2002 plan (both category — A and B) was Rs.447.32 and Rs.506.17 for the years ended March 31, 2010 and 2009, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee stock incentive plans (continued)
The weighted average inputs used in computing the fair value of such grants were as follows:

	Year Ended	Year Ended
	March 31, 2010	March 31, 2009
Expected volatility	36.45%	29.52%
Exercise price	Rs. 5	Rs. 24.68
Option life	2.44 years	2.57 years
Risk-free interest rate	5.05%	7.80%
Expected dividends	0.82%	0.6%
Grant date share price	Rs.612.95	632.26
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.

	Year Ended March 31, 2010
				Weighted-		Weighted-average
	Shares arising	Range of exercise		average exercise		remaining contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	2,916,263	Rs.	10-14.99	Rs.	13.99	33
Granted during the year	—		—		—	—
Exercised during the year(1)	(1,899,943)		10		10	—
Expired/forfeited during the period	(3,989)		10-14.99		11.63	—

Outstanding at the end of the period	1,012,331		10-14.99		11.95	34

Exercisable at the end of the period	850,237	Rs.	10-14.99		11.36	31

	Year Ended March 31, 2009
				Weighted-		Weighted-average
	Shares arising	Range of exercise		average exercise		remaining contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	2,961,116	Rs.	10-14.99	Rs.	13.16	45
Granted during the year	—		—		—	—
Exercised during the year	—		—		—	—
Expired/forfeited during the period	(44,853)		10-14.99		11.33	—

Outstanding at the end of the period	2,916,263		10-14.99		13.99	33

Exercisable at the end of the period	1,899,941	Rs.	10-14.99		13.85	26

(1)
As explained in Note 33 of these consolidated financial statements, the underlying shares of Aurigene arising on exercise of these options were acquired by the parent company for a total consideration of Rs.87.

As of March 31, 2010, options outstanding and exercisable under this Plan had an aggregate intrinsic value of Rs.34 and Rs.5, respectively.
Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan (the “Aurigene Management Plan”).
In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
For the years ended March 31, 2010, 2009 and 2008, Rs.226, Rs.131 and Rs.258, respectively, has been recorded as employee share-based payment expense under all employee stock incentive plans of the Company. As of March 31, 2010, there is approximately Rs.167 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.59 years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
21. Research and development arrangements
During the year ended March 31, 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of a portfolio of 36 generic drug products. As per the terms of the agreement, I-VEN had a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed, subject to a maximum contribution of U.S.$56. Upon successful commercialization of these products, the Company was required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.
The first tranche of Rs.985 (U.S.$23) was funded by I-VEN on March 28, 2005. This amount received from I-VEN was initially recorded as an advance and subsequently credited in the income statement as a reduction of research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e., a product filing as per the terms of the agreement) was considered to be completed once the appropriate ANDA was submitted by the Company to the U.S. FDA. Achievement of a milestone entitled the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product (which varied depending on whether the ANDA was a Paragraph III or Paragraph IV filing). Accordingly, based on product filings made by the Company through March 31, 2007, an aggregate amount of Rs.933 has been credited to research and development expense during the years ended March 31, 2005, 2006 and 2007.
As per the agreement, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g., successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN had a one-time right to require the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercised this portfolio termination value option, then it would not be entitled to the sales-based royalty payment for the remaining contractual years.
During the year ended March 31, 2010, the Company and I-VEN reached an agreement for I-VEN to exercise the portfolio termination value option for a portfolio termination value amount of Rs.2,680 (U.S.$57) to be paid by the Company on or before September 30, 2010. This agreement represents a constructive present obligation as at March 31, 2010. Accordingly, the Company has recorded an asset of Rs.2,680 (U.S.$57) (in the form of product related intangibles essentially representing a relief from future royalty costs payable to I-VEN) and an equivalent liability representing consideration payable to I-VEN on or before September 30, 2010.
22. Provisions
Provisions consist of the following:

	As at March 31,
	2010		2009
Sales returns	Rs.	839	Rs.	815
Environmental liability		39		42
Legal		255		1,113

	Rs.	1,133	Rs.	1,970

The details of changes in provisions during the year ended March 31, 2010 are as follows:

	Allowance for		Environmental
Particulars	sales return(1)		Liability (2)		Legal		Total
Balance as at April 1, 2009	Rs.	815	Rs.	42	Rs.	1,113	Rs.	1,970
Provision made during the year, net		932		—		119		1,051
Provisions acquired in business combinations		—		—		—		—
Provision used during the year		(908)		(3)		(977)		(1,888)

Balance as at March 31, 2010	Rs.	839	Rs.	39	Rs.	255	Rs.	1,133

Current	Rs.	839	Rs.	—	Rs.	255	Rs.	1,094
Non-current		—		39		—		39

	Rs.	839	Rs.	39	Rs.	255	Rs.	1,133

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See Note 3.k. for details.

(2)
As a result of the acquisition of a unit of The Dow Chemical Company (see Note 6.a.), the Company assumed a liability for contamination of the Mirfield site acquired amounting to Rs.39. Because the seller is required to indemnify the Company for this liability, a corresponding asset has also been recorded in the statements of financial position.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
22. Provisions (continued)
The details of changes in provisions during the year ended March 31, 2009 are as follows:

	Allowance for		Environmental
Particulars	sales return		Liability		Legal		Total
Balance as at April 1, 2008	Rs.	627	Rs.	—	Rs.	123	Rs.	750
Provision made during the year, net		663		—		990		1,653
Provisions acquired in business combinations		—		42		—		42
Provision used during the year		(475)		—		—		(475)

Balance as at March 31, 2009		815		42		1,113		1,970

Current		815		—		1,113		1,928
Non-current		—		42		—		42

	Rs.	815	Rs.	42	Rs.	1,113	Rs.	1,970

The details of changes in provisions during the year ended March 31, 2008 are as follows:

	Allowance for		Environmental
Particulars	sales return		Liability	Legal		Total
Balance as at April 1, 2007	Rs.	747	—	Rs.	153	Rs.	900
Provision made during the year, net		164	—		—		164
Provision utilized during the year		(284)	—		(30)		(314)

Balance as at March 31, 2008		627	—		123		750

Current		627	—		123		750
Non-current		—	—		—		—

	Rs.	627	—	Rs.	123	Rs.	750

23. Trade payables
Trade payables consist of the following:

	As at March 31,
	2010		2009
Trade payables due to related parties	Rs.	20	Rs.	68
Trade payables		9,302		5,919

	Rs.	9,322	Rs.	5,987

24. Other liabilities
Other liabilities consist of the following:

	As at March 31,
	2010		2009
Current
Advance from customers	Rs.	245	Rs.	863
Statutory dues payable		372		724
Accrued expenses		5,743		5,641
Deferred revenue		107		3
Others		1,397		874

		7,864		8,105

Non-current
Statutory dues payable	Rs.	48	Rs.	53
Deferred revenue		42		127
Others		159		170

		249		350

	Rs.	8,113	Rs.	8,455

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
25. Revenue
Revenue consists of the following:

	Year Ended March 31,
	2010		2009		2008
Sales	Rs.	68,616	Rs.	68,381	Rs.	49,266
Services		1,661		1,060		740

	Rs.	70,277	Rs.	69,441	Rs.	50,006

Revenue includes excise duties of Rs.316, Rs.422 and Rs.558 for the years ended March 31, 2010, 2009 and 2008, respectively.
26. Other (income)/expense, net
Other (income)/expense, net consist of the following:

	Year Ended March 31,
	2010		2009		2008
Loss/(Profit) on sale of property, plant and equipment, net	Rs.	24	Rs.	(15)	Rs.	8
Sale of spent chemical		(209)		(211)		(200)
Negative goodwill on acquisition of business		—		(150)		—
Miscellaneous income		(432)		(286)		(210)
Settlement of legal claim from innovator (1) (2)		48		916		—

	Rs.	(569)	Rs.	254	Rs.	(402)

(1)
During the year ended March 31, 2008, Eli Lilly’s German patent covering olanzapine was invalidated by the German Patent Court. Eli Lilly, the innovator, appealed this decision before the German Federal Court of Justice. The Company’s German subsidiary, betapharm and certain other competitors had launched olanzapine products in Germany pending the decision from the German Federal Court of Justice. Eli Lilly filed an application for an interim order against betapharm claiming patent infringement at the court in Düsseldorf, Germany. However, in August 2008, the court decided not to grant the interim order due to lack of urgency. In December 2008, the Federal Court of Justice overruled the German Patent Court and decided to maintain the olanzapine patent in favor of Eli Lilly, the innovator. The Company subsequently stopped marketing this product in the German market. As part of the litigation, Eli Lilly claimed damages resulting from the sales of the Company’s olanzapine product. In settlement of such claims, the Company agreed to pay compensation to Eli Lilly the amount of Rs.916. Accordingly, the Company has recorded a liability towards this claim the amount of Rs.916. During the year ended March 31, 2010, the Company paid such amount.

(2)
The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products. For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.

During October 2009, the Canadian Federal Court decided in the Novopharm case that Eli Lilly’s patent for Zyprexa is invalid. On November 3, 2009, Eli Lilly filed an appeal. The Company continues to sell the product to Pharmascience. However, because the Canadian Federal Court’s decision on Eli Lilly’s appeal is pending, management believes that the outcome of this litigation cannot be predicted. The Company has recorded Rs.48 as the best estimate of the probable liability towards the potential claim in the year ended March 31, 2010.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
27. Finance (expense)/income, net
Finance (expense)/income, net consist of the following:

	Year Ended March 31,
	2010		2009		2008
Interest income	Rs.	249	Rs.	346	Rs.	751
Dividend and profit on sale of investments, net		48		136		111
Foreign exchange gain, net		72		—		739

		369		482		1,601
Foreign exchange loss, net		—		(634)		—
Interest expense on borrowings		(372)		(1,034)		(1,080)

		(372)		(1,668)		(1,080)

	Rs.	(3)	Rs.	(1,186)	Rs.	521

28. Income taxes
a. Income tax (expense)/benefit recognized in the income statement.
Income tax (expense)/benefit recognized in the income statement consist of the following:

	Year Ended March 31,
	2010		2009		2008
Current tax (expense)
Domestic	Rs.	(2,552)	Rs.	(1,549)	Rs.	(606)
Foreign		(684)		(1,182)		(476)

		(3,236)		(2,731)		(1,082)

Deferred tax (expense)/benefit
Domestic		79		(166)		(886)
Foreign		2,172		1,725		2,940

		2,251		1,559		2,054

Total income tax (expense)/benefit in income statement	Rs.	(985)	Rs.	(1,172)	Rs.	972

b. Income tax (expense)/benefit recognized directly in equity
Income tax (expense)/benefit recognized directly in equity consist of the following:

	Year Ended March 31,
	2010		2009		2008
Tax effect on changes in the fair value of other investments	Rs.	—	Rs.	(5)	Rs.	(35)
Tax effect on foreign currency translation differences		150		(41)		(42)
Tax effect on effective portion of change in fair value of cash flow hedges		(252)		78		3

	Rs.	(102)	Rs.	32	Rs.	(74)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
28. Income taxes (continued)
c. Reconciliation of effective tax rate
The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2010, 2009 and 2008:

	Year Ended March 31,
	2010		2009		2008
Profit/(loss) before income taxes	Rs.	2,053	Rs.	(3,996)	Rs.	2,864
Enacted tax rates in India		33.99%		33.99%		33.99%
Computed expected tax (expense)/benefit		(698)		1,359		(974)
Effect of:
Differences between Indian and foreign tax rates		562		24		(87)
Impairment of goodwill		(1,598)		(3,371)		(31)
Unrecognized deferred tax assets		(134)		(303)		(185)
Expenses not deductible for tax purposes		(87)		(119)		(162)
Share-based payment expense not deductible for tax purposes		(55)		(31)		(64)
Interest expense not deductible for tax purposes		(32)		(55)		(270)
Income exempt from income taxes (1)		746		831		705
Foreign exchange differences		(142)		30		(20)
Incremental deduction allowed for research and development costs (2)		409		510		545
Effect of change in tax laws and rate (3)		(77)		29		1,559
Others		121		(76)		(44)

Income tax (expense)/benefit	Rs.	(985)	Rs.	(1,172)	Rs.	972

(1)
Income exempt from taxes above represents benefits from certain significant tax incentives provided to export oriented units (i.e., a unit that exports its production to customers outside India) and units located in certain specified less developed geographical areas under the Indian tax laws. These incentives presently pertain to an exemption from payment of Indian corporate income taxes for certain units of the Company for a period of ten consecutive years, beginning from the financial year when that particular unit commenced its operations (referred to as the “tax holiday” period). These tax holiday periods for the Company’s units expire in various years ranging from the year ended March 31, 2008 through the year ending March 31, 2016.

(2)	Incremental deduction allowed for research and development costs represents tax incentive provided by the Government of India for carrying out such activities.

(3)
The effect of changes in tax laws and rate relating to the year ended March 31, 2008 primarily includes a deferred tax benefit on account of a reduction in income tax rates in the United States and deferred tax expense on account of an increase in income tax rates in Mexico.

During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and have objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Management’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, which is expected to be completed in the near future, is Rs.302 (EUR 5). Accordingly, management has recorded the amount as additional current tax expense in the income statement for the year ending March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain pre-existing income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to Rs.324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. Such indemnity claims apply to tax matters pertaining to the period covered between January 1, 2004 to November 30, 2005, and such rights lapse and become time barred at the end of the seventh year anniversary of the closing of the acquisition (in March 2013). In relation to tax matters for periods covered prior to January 1, 2004, the Company has additional indemnity rights against Santo Holdings, the former owner of betapharm prior to 3i Group plc.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
28. Income taxes (continued)
Upon receipt of such preliminary tax demands, the Company initiated the process of exercising such indemnity rights against the sellers of betapharm and has concluded that, as of March 31, 2010, the Company’s recovery of the full tax amounts demanded by the German tax authorities is virtually certain. Accordingly, a separate asset amounting to Rs.302 (EUR 5) representing such indemnity rights against the sellers have been recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense.
There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.
d. Unrecognized deferred tax assets and liabilities
Changes in unrecognized deferred tax assets and liabilities during the years ended March 31, 2010 and 2009 are summarized below:

	As at			As at			As at
	April 1,			March 31,			March 31,
	2008	Additions	Recognition	2009	Additions	Recognition	2010
Deductible temporary differences, net	183	—	—	183	(53)	(6)	124
Tax losses	635	305	(2)	938	206	(13)	1,131

	818	305	(2)	1,121	153	(19)	1,255

During the year ended March 31, 2010, the Company did not recognize deferred tax assets on tax losses of Rs.206 pertaining to Reddy US Therapeutics, Inc., Reddy Netherlands BV, Aurigene Discovery Technologies Inc., APR LLC, Reddy Pharma Iberia SA, Dr. Reddy’s Laboratories (Australia) Pty Ltd., Eurobridge Consulting B.V., Reddy Antilles N.V., Dr. Reddy’s SRL, Aurigene Discovery Technologies (Malaysia) Sdn Bhd, Dr. Reddy’s Farmaceutica Do Brasil Limiteda, and Trigenesis Therapeutics, Inc. Based on future projections, the Company believes that it is not probable that future taxable profits will be available against which the Company can utilize these benefits. The above tax losses expire at various dates ranging from 2013 through 2030.
Deferred tax liabilities amounting to Rs.2,657 and Rs.1,584 have not been recognized on temporary differences as at March 31, 2010 and 2009, respectively, related to investments in subsidiaries and branches because it is probable that the temporary differences will not reverse in the foreseeable future.
e. Deferred tax assets and liabilities
The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,
	2010		2009
Deferred tax assets
Inventories	Rs.	602	Rs.	480
Trade receivables		233		175
Operating tax loss carry-forward		950		1,126
Other current liabilities		100		201
Others		294		240

Total deferred tax assets	Rs.	2,179	Rs.	2,222

Deferred tax liabilities
Property, plant and equipment	Rs.	(589)	Rs.	(969)
Other intangible assets		(2,464)		(4,437)
Others		(564)		(227)

Total deferred tax liabilities	Rs.	(3,617)	Rs.	(5,633)

Net deferred tax asset/(liability)	Rs.	(1,438)	Rs.	(3,411)

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
28. Income taxes (continued)
Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2014 through 2029. The period for which such losses can be carried forward differs from five years to indefinite.
f. Movement in temporary differences during the years ended March 31, 2010 and 2009.

	As at						Acquired in business		As at
	April 1,				Recognized in		combinations/asset		March 31,
	2008		Movement (1)		equity		acquisitions		2009
Deferred tax assets
Inventories	Rs.	454	Rs.	51	Rs.	—	Rs.	(25)	Rs.	480
Minimum alternate tax		25		(25)		—		—		—
Trade receivables		267		(92)		—		—		175
Operating loss carry-forward		335		523		—		268		1,126
Other current liabilities		284		(83)		—		—		201
Others		143		102		(5)		—		240

Total deferred tax assets		1,508		476		(5)		243		2,222

Deferred tax liabilities
Property, plant and equipment		(1,025)		3		—		53		(969)
Other intangible assets		(5,090)		878		—		(225)		(4,437)
Others		(249)		22		—		—		(227)

Total deferred tax liabilities		(6,364)		903		—		(172)		(5,633)

Net deferred tax assets/(liabilities)	Rs.	(4,856)	Rs.	1,379	Rs.	(5)	Rs.	71	Rs.	(3,411)

[Continued from above table, first column(s) repeated]

					Acquired in
					business com-		As at
			Recognized in		binations/asset		March 31,
	Movement (1)		equity		acquisitions		2010
Deferred tax assets
Inventories	Rs.	122	Rs.	—	Rs.	—	Rs.	602
Minimum alternate tax		—		—		—		—
Trade receivables		58		—		—		233
Operating loss carry-forward(2)		(176)		—		—		950
Other current liabilities		(101)		—		—		100
Others		(71)		125		—		294

Total deferred tax assets		(168)		125		—	Rs.	2,179

Deferred tax liabilities
Property, plant and equipment	Rs.	380		—		—	Rs.	(589)
Other intangible assets		1,973		—		—		(2,464)
Others		(84)		(253)		—		(564)

Total deferred tax liabilities		2,269		(253)		—	Rs.	(3,617)

Net deferred tax assets/(liabilities)	Rs.	2,101	Rs.	(128)	Rs.	—	Rs.	(1,438)

(1)	Movement during the years ended March 31, 2010 and 2009 includes the amounts of Rs.150 and Rs.180, respectively, which represent exchange differences arising due to foreign currency translations.

(2)
Movement during the year ended March 31, 2010 also includes the adjustment of Rs.268, relating to the legal reorganization to amalgamate its wholly-owned subsidiary, Perlecan Pharma Private Limited, into the Company as explained above in Note 6 of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
29. Operating leases
The Company leases offices, residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of these leases include rent escalation clauses. Rental expense under these leases was Rs.519, Rs.383 and Rs.264 for the years ended March 31, 2010, 2009 and 2008, respectively.
The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2010		2009		2008
Less than one year	Rs.	162	Rs.	173	Rs.	162
Between one and five years		318		345		366
More than five years		—		—		—

	Rs.	480	Rs.	518	Rs.	528

Deferred rental obligations under these leases were Rs.55, Rs.17 and Rs.12 as at March 31, 2010, 2009 and 2008, respectively.
30. Related parties
The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited for the purchase and sale of active pharmaceutical ingredients;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K Enterprises for availing packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members. Additionally, the Company has also provided and taken loans and advances from significant interest entities.
The Company has also entered into transactions with its former equity accounted investee, Perlecan Pharma (now merged into the parent company), and its joint venture Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses incurred by the Company on behalf of Perlecan Pharma, revenue from research services performed by the Company for Perlecan Pharma and purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.
The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.
The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 19 for information on transactions between the Company and the Gratuity Fund.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
30. Related parties (Continued)
The following is a summary of significant related party transactions:

	Year Ended March 31,
	2010		2009		2008
Purchases from significant interest entities	Rs.	275	Rs.	290	Rs.	219
Sales to significant interest entities		156		135		88
Services to significant interest entities		4		—		—
Contribution to a significant interest entity towards social development and research and development		151		124		114
Hotel expenses paid to significant interest entities		13		13		13
Advances paid to significant interest entities for purchase of land		367		400		680
Short term loan taken and repaid to significant interest entities		—		60		—
Interest paid on loan taken from significant interest entities		—		2		—
Revenue from equity accounted investees		—		—		40
Reimbursement of research and development expenses from equity accounted investees		—		—		90
Lease rental paid to key management personnel and their relatives		27		26		25
The above table does not include the following transactions between key management personnel and the Company:
•
During the year ended March 31, 2010, the Company exchanged a parcel of land owned by it for another parcel of land of equivalent size that adjoins its research facility, owned by the Company’s key management personnel. The Company concluded that this exchange transaction lacks commercial substance and has accordingly recorded the land acquired at the carrying amount of the land transferred, with no profit or loss being recorded.

•	During the year ended March 31, 2010, the Company purchased land from a significant interest entity for a purchase price of Rs.21.
The following table describes the components of compensation paid to key management personnel:

	Year Ended March 31,
	2010		2009		2008
Salaries and other benefits	Rs.	228	Rs.	260	Rs.	225
Contributions to defined contribution plans		7		8		8
Commission to directors		240		174		169
Share-based payments		36		18		62

Total	Rs.	511	Rs.	460	Rs.	464

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.
The Company has the following amounts due from related parties:

	As at March 31,
	2010	2009
Significant interest entities	44	43
Key management personnel	5	5
The above table as at March 31, 2010 and 2009 does not include amount of Rs.1,447 and Rs.1,080, respectively, paid as an advance towards the purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress in the statements of financial position.
The Company has the following amounts due to related parties:

	As at March 31,
	2010		2009
Significant interest entities	Rs.	20	Rs.	68

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
31. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by each category as at March 31, 2010 were as follows:

						Trade and
		Loans and		Available		other		Total carrying		Total fair
	Note	receivables		for sale		payables		value		value
Assets:
Cash and cash equivalents	15	Rs.	6,584	Rs.	—	Rs.	—	Rs.	6,584	Rs.	6,584
Other investments	11		—		3,600		—		3,600		3,600
Trade receivables	13		11,960		—		—		11,960		11,960
Derivative financial instruments			573		—		—		573		573
Other assets	14		2,869		—		—		2,869		2,869

Total		Rs.	21,986	Rs.	3,600	Rs.	—	Rs.	25,586	Rs.	25,586

Liabilities:
Trade payables	23		—		—		9,322		9,322		9,322
Derivative financial instruments			—		—		—		—		—
Long-term loans and borrowings	18		—		—		9,091		9,091		9,091
Bank overdraft, short-term loans and borrowings			—		—		5,604		5,604		5,604
Other liabilities and provisions	22&24		—		—		8,379		8,379		8,379

Total		Rs.	—	Rs.	—	Rs.	32,396	Rs.	32,396	Rs.	32,396

The carrying value and fair value of financial instruments by each category as at March 31, 2009 were as follows:

						Trade and		Total
		Loans and		Available for		other		carrying		Total fair
	Note	receivables		sale		payables		value		value
Assets:
Cash and cash equivalents	15	Rs.	5,596	Rs.	—	Rs.	—	Rs.	5,596	Rs.	5,596
Other investments	11		—		530		—		530		530
Trade receivables	13		14,592		—		—		14,592		14,592
Derivative financial instruments			—		—		—		—		—
Other assets	14		2,627		—		—		2,627		2,627

Total		Rs.	22,815	Rs.	530	Rs.	—	Rs.	23,345	Rs.	23,345

Liabilities:
Trade payables	23		—		—		5,987		5,987		5,987
Derivative financial instruments			—		—		332		332		332
Long-term loans and borrowings	18		—		—		13,633		13,633		13,633
Bank overdraft, short-term loans and borrowings			—		—		6,068		6,068		6,068
Other liabilities and provisions	22&24		—		—		9,363		9,363		9,363

Total		Rs.	—	Rs.	—	Rs.	35,383	Rs.	35,383	Rs.	35,383

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
31. Financial instruments (continued)
Fair value hierarchy
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3 — Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).
The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale — Financial asset - Investments in units of mutual funds	Rs.	3,276	Rs.	—	Rs.	—	Rs.	3,276
Available for sale — Financial asset -Investment in equity securities		25		—		—		25
Available for sale — Financial asset -Investment in certificate of deposits		—		299		—		299
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts		—		573		—		573
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

	As of March 31,
	2010	2009
Forward contracts
In U.S. Dollars (Sell)	7,453	3,398
In U.S. Dollars (Buy)	—	152
In Euro (Sell)*	—	540
In GBP (Sell)*	—	580
Option contracts
In U.S. Dollars	18,589	6,086

*	Represents currency exchange contracts for U.S. Dollars.
The Company recognized a net foreign exchange gain on derivative financial instruments of Rs.1,056, for the year ended March 31, 2010 and a net foreign exchange loss of Rs.714 and Rs.1,446 during the years ended March 31, 2009 and 2008, respectively. These amounts are included in finance expense/(income).
In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded a net gain of Rs.745, a net loss of Rs.227 and Rs.10, as a component of equity as at March 31, 2010, 2009 and 2008, respectively and a net gain of Rs.75 and a net loss of Rs.1,455 and Rs.zero as part of revenue during the year ended March 31, 2010, 2009 and 2008, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
31. Financial instruments (continued)
The forward exchange contracts and option contracts mature between one to twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the statements of financial position date:

	As of March 31,
	2010		2009
Sell:
Not later than one month	Rs.	8,980	Rs.	3,351
Later than one month and not later than three months		3,053		2,688
Later than three months and not later than six months		4,580		1,522
Later than six month and not later than one year		9,429		3,043

Total	Rs.	26,042	Rs.	10,604

Buy:
Not later than one month		—		152
Later than one month and not later than three months		—		—
Later than three months and not later than six months		—		—
Later than six month and not later than one year		—		—

Total	Rs.	—	Rs.	152

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
Trade and other receivables
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.
Investments
The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.
Financial assets that are neither past due nor impaired
None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Of the total trade receivables, Rs.9,014 as at March 31, 2010 and Rs.11,605 as at March 31 2009 consists of customers balances which were neither past due nor impaired.
Financial assets that are past due but not impaired
The Company’s credit period for customers generally ranges from 20 — 180 days. The age analysis of the trade receivables has been considered from the date of the invoice. The aging of trade receivables that are past due, net of allowance for doubtful receivables, is given below:

	As of March 31,
Period (in days)	2010		2009
1 – 90	Rs.	2,604	Rs.	2,373
90 – 180		224		385
More than 180		118		229

Total	Rs.	2,946	Rs.	2,987

See Note 13 for the activity in the allowance for impairment of trade account receivables.
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
As of March 31, 2010 and 2009, the Company had unutilized credit limits from banks of Rs.7,850 and Rs.7,970, respectively.
As of March 31, 2010, the Company had working capital of Rs.13,041 including cash and cash equivalents of Rs.6,584 and investments in available-for-sale financial assets of Rs.3,600. As of March 31, 2009, the Company had working capital of Rs.12,457, including cash and cash equivalents of Rs.5,596 and investment in available-for-sale financial assets of Rs.530.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32.	Financial risk management (continued)
The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases which have been disclosed in Note 18) as at March 31, 2010:

Particulars	2011		2012		2013		2014		Thereafter		Total
Trade payables	Rs.	9,322	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	9,322
Derivative financial instruments		—		—		—		—		—		—
Bank overdraft, short-term loans and borrowings		5,604		—		—		—		—		5,604
Other liabilities and provisions		8,220		—		—		—		159		8,379
The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases which have been disclosed in Note 18) as at March 31, 2009:

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
The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 31 above.
In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1,888 increase/decrease in the Company’s hedging reserve and an approximately Rs.746 increase/decrease in the Company’s net profit as at March 31, 2010.
In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.617 increase/decrease in the Company’s hedging reserve and an approximately Rs.448 increase/decrease in the Company’s net profit as at March 31, 2009.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32. Financial risk management (continued)
c. Market risk (continued)
The following table analyzes foreign currency risk from financial instruments as at March 31, 2010:

	U.S. Dollars		Euro		Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	515	Rs.	—	Rs.	1,232	Rs.	1,747
Trade receivables		4,591		667		3,662		8,920
Other assets		154		3		175		332

Total	Rs.	5,260	Rs.	670	Rs.	5,069	Rs.	10,999

Liabilities:
Trade payables	Rs.	996	Rs.	76	Rs.	166	Rs.	1,238
Long-term loans and borrowings		354		—		—		354
Bank overdraft, short-term loans and borrowings		4,580		—		—		4,580
Other liabilities and provisions		1,634		—		707		2,341

Total	Rs.	7,564	Rs.	76	Rs.	873	Rs.	8,513

(1)	Others include currencies such as Russian roubles, British pound sterling, New Zealand dollars, etc.
The following table analyzes foreign currency risk from financial instruments as at March 31, 2009:

	U.S. Dollars		Euro		Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	870	Rs.	17	Rs.	372	Rs.	1,259
Trade receivables		8,578		857		2,921		12,356
Other assets		212		4		102		318

Total	Rs.	9,660	Rs.	878	Rs.	3,395	Rs.	13,933

Liabilities:
Trade payables	Rs.	1,087	Rs.	97	Rs.	486	Rs.	1,670
Long-term loans and borrowings		560		—		—		560
Bank overdraft, short-term loans and borrowings		1,775		—		—		1,775
Other liabilities and provisions		1,914		—		386		2,300

Total	Rs.	5,336	Rs.	97	Rs.	872	Rs.	6,305

(1)	Others include currencies such as Russian roubles, British pounds sterling, New Zealand dollars, etc.
For the year ended March 31, 2010, 2009 and 2008, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies underlying forward and option contracts would affect the Company’s net loss/profit by approximately Rs.248, Rs.763 and Rs.43, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32. Financial risk management (continued)
Interest rate risk
As of March 31, 2010, the Company had a loan of Euros 141 at an interest rate of Euribor plus 70 basis points and another loan of U.S.$8 at an interest rate of Libor plus 70 basis points. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. As of March 31, 2010, the Company had not entered into any interest rate swaps to hedge its interest rate risk.
For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 18 above.
The Company’s investments in time deposits with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.
For the years ended March 31, 2010, 2009 and 2008, every 10 basis points increase or decrease in the interest rate applicable to its loans, borrowings and investments would affect the Company’s net loss/profit by approximately Rs.11 and Rs.14 and Rs.15, respectively.
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
33. Acquisition of non-controlling interests
Aurigene Discovery Technologies Limited
As mentioned in Note 20, during the year ended March 31, 2010, 1,899,943 stock options granted under the Aurigene ESOP Plan to eligible employees were exercised. Accordingly, an equal number of equity shares of Aurigene Discovery Technologies Limited were issued, consequently giving rise to a non-controlling interest (“NCI”) in the existing wholly-owned subsidiary of the parent company. Immediately following the issuance of such shares, the parent company acquired this resultant NCI from the holders at an agreed price of Rs.46 per share. The Company has recorded the acquisition of such NCI as a treasury transaction with equity holders in their capacity as equity holders, as it represents a change in the ownership interest in the subsidiary without a change in the controlling interest over the subsidiary by the parent company. Accordingly, the difference between the carrying amount of such NCI on the date of acquisition and the consideration paid by the parent company has been recorded as a reduction to the accumulated retained earnings, attributable to the equity holders of the Company.
Dr. Reddy’s Laboratories (Australia) Pty. Ltd.
During the year ended March 31, 2010, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration agreed was Rs.37 (AUD 1), which includes an amount of Rs.25, payment of which is contingent upon either DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012. The Company has recorded the acquisition of the NCI as a treasury transaction with equity holders in their capacity as equity holders, as it represents a change in the ownership interest in the subsidiary without a change in the controlling interest over the subsidiary by the parent company. Accordingly, the difference between the carrying amount of such NCI on the date of acquisition and the consideration paid by the parent company has been recorded as a reduction to the accumulated retained earnings, attributable to the equity holders of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
34. Contingencies
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 34 to the audited consolidated financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
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
Fexofenadine United States litigation
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three method of use patents, and three synthetic process patents which are at issue in the litigation. The Company has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.
The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
34. Contingencies (continued)
Product and patent related matters (continued)
Company’s product.
On June 12, 2010, the United States District Court of New Jersey granted a preliminary injunction to AMR and Aventis, prohibiting the Company from launching a generic version of fexofenadine-pseudoephedrine higher strength. A trial is scheduled to begin on November 15, 2010, wherein the Company will defend its rights with respect to both the fexofenadine-pseudoephedrine combination and the plain fexofenadine tablets. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future.
Alendronate Sodium, Germany litigation
In February 2006, MSD Overseas Manufacturing Co. (“MSD”), an entity affiliated with Merck & Co Inc. (“Merck”), initiated infringement proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the supplementary protection certificate on the basic patent for Fosamax® (MSD’s brand name for alendronate sodium). betapharm and some other companies are selling generic versions of this product in Germany. MSD’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, MSD filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent.
In March 2007, the European Patent Office granted Merck a patent, which will expire on July 17, 2018, covering the use of alendronate for the treatment of osteoporosis (the “new patent”). betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office, which revoked the new patent on March 18, 2009. Merck filed notice of appeal of such revocation, and a final decision is not expected before 2011. In August 2007, Merck initiated patent infringement proceedings against betapharm before the German civil court of Düsseldorf, which decided to stay the proceedings until a final decision of the European Patent Office is rendered. There are other jurisdictions within Europe where the new patent has already been revoked. As a result of this, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
The Company is aware of litigation with respect to one of its suppliers for oxycodon, which is sold by the Company and other generic pharmaceutical companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. The innovator has filed an infringement suit of formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The Company’s supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that the Company’s supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending. As of March 31, 2010, based on a legal evaluation, the Company continued to sell this product.
Olanzapine, Canada litigation
The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products. For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided in the Novopharm case that Eli Lilly’s patent for Zyprexa is invalid. On November 3, 2009, Eli Lilly filed an appeal. This decision was, however, reversed in part by the Federal Court of Appeal on July 21, 2010 and remanded for further consideration. The Company continues to sell the product to Pharmascience. Because the Canadian Federal Court’s decision on Eli Lilly’s appeal is pending, management continues to believe that the outcome of this litigation cannot be predicted. However, if Eli Lilly is ultimately successful in its allegations of patent infringement against Novopharm, the Company could be required to repay Pharmascience a portion of the damages it incurs related to the above product sales.
Erlotinib, India litigation
The Company launched Tyrokinin tablets (Erlotinib Hydrochrolride-150 mg, a generic version of Roche’s Tarceva®) in India in January 2010. The Company sources this product from Natco Pharma Ltd (“NATCO”). Roche sued the Company and NATCO for infringement of the erlotinib product patent in the High Court of Delhi and sought an injunction restraining the sale of the product. The matter came up for hearing on April 8, 2010 before the High Court of Delhi, on which date the Company filed its

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
34. Contingencies (continued)
Product and patent related matters (continued)
written statement and counter. The High Court of Delhi heard the matter and no interim injunction orders were issued. The matter remains pending and the Court is currently awaiting Roche’s reply, which is due on or before July 14, 2010. Roche is also currently litigating on the same product in the High Court of Delhi, against Cipla, who has been selling this product since January 2008. If Roche is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the product sales made by the Company, and could also be prohibited from selling these products in the future. Based upon a legal evaluation, the Company continues to sell this product.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to the initial requests and is in the process of responding to subsequent requests, and will continue to cooperate with the Attorneys General in these investigations.
Other
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
35. Restructuring activities
German operations
On account of the significant adverse events in the German generic pharmaceutical market as described in Note 9 above, during the year ended March 31, 2010 the Company implemented workforce reductions and restructuring of the Company’s German subsidiaries, betapharm and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current situation within the German generic pharmaceuticals industry. Accordingly, during the year ended March 31, 2010, the management and the works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into “reconciliation of interest” agreements, that set out the overall termination benefits payable to identified employees. Accordingly, an amount of Rs.885 (Euro 13.2) has been recorded as termination benefits included as part of “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2010.
North American operation — Charlotte
In February, 2010, the Company announced a restructuring plan to transition its supply chain management and logistics functions from the existing facilities at Charlotte, North Carolina to its manufacturing facility at Shreveport, Louisiana, in order to bring greater coordination and integration in its North American operations. The restructuring plan included early termination of the operating lease for the facility occupied at Charlotte and also included termination of certain identified employees.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
35. Restructuring activities (continued)
Therefore, the Company has recorded an amount of Rs.108 (U.S.$2.3) during the year ended March 31, 2010 as part of this restructuring, which includes the onerous portion of the lease obligations arising on account of such contract termination and also the termination benefits payable to the terminated employees.
36. Nature of Expense
The following table shows the expenses by nature:

	For the year ended March 31, 2010,
					Research and
	Cost of		Selling, general and		development
Particulars	revenues		administrative expenses		expenses		Total
Employee benefits	Rs.	4,162	Rs.	7,840	Rs.	841	Rs.	12,843
Depreciation and amortization		1,878		1,925		357		4,160

	For the year ended March 31, 2009,
					Research and
	Cost of		Selling, general and		development
Particulars	revenues		administrative expenses		expenses		Total
Employee benefits	Rs.	3,571	Rs.	6,214	Rs.	740	Rs.	10,525
Depreciation and amortization		1,474		1,887		453		3,814

	For the year ended March 31, 2008,
					Research and
	Cost of		Selling, general and		development
Particulars	revenues		administrative expenses		expenses		Total
Employee benefits	Rs.	2,309	Rs.	5,225	Rs.	597	Rs.	8,131
Depreciation and amortization		1,110		1,908		344		3,362
37. Subsequent events
Bonus debentures
On March 31, 2010 the Board of Directors of the Company approved a scheme for the issuance of bonus debentures that would be effected by capitalization of the retained earnings, subject to the successful receipt of the necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On May 28, 2010 a general meeting of the shareholders of the Company was held in which the proposed bonus debenture scheme was approved. The proposed bonus debenture scheme entails the issuance and allotment of unsecured, non-convertible, redeemable, fully paid up (i.e., the shareholders need not pay any amounts to receive them) bonus debentures carrying a face value of Rs.5 each (“bonus debentures”) to its shareholders, in the ratio of 6 bonus debentures for each equity share held by them, on a date to be determined in future. The bonus debentures will carry a coupon rate (to be determined in the future) that is to be paid annually. Additionally, these bonus debentures would be redeemable upon the Company’s election at the end of 36 months from the initial date of issuance. No adjustments have been recorded for this proposed scheme in the audited consolidated financial statements, as the proposed bonus debenture scheme will become effective only after the successful receipt of approvals from the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On July 19, 2010 the Company received the High Court’s approval to the scheme and the Company has concurrently made applications to the other regulatory authorities in order to seek the necessary approvals to effectuate the scheme.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
37. Subsequent events (continued)
Styptovit-K litigation
During the three months ended June 30, 2010, the Competition Appellate Tribunal of India (“CAT’) issued a preliminary notice of inquiry alleging that the Company engaged in an unfair trade practice with respect to the manufacture and marketing of Styptovit and Styptovit-K (the Company’s branded versions of adrenochrome monosemicarbazone-ascorbic acid-calcium phosphate-menadione-rutin) by launching new versions of these products which omitted any active pharmaceutical ingredients which would have caused them to be subject to price control under Indian law. The allegation therefore concludes that the Company’s maximum retail selling price for these products exceeded the maximum selling price designated by the Government of India under the Drugs Prices Control Order. The Company believes that the allegation is at a nascent stage and that the possibility of an adverse outcome of this litigation is remote, accordingly no adjustments to these consolidated financial statements have been recorded.
Acquisition of Non-controlling interest
In August 2010, the Company entered into an agreement with Calshelf Investments 214 (Proprietary) Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Proprietary) Limited. With this acquisition, Dr. Reddy’s Laboratories (Proprietary) Limited has become a wholly owned subsidiary of the Company.

Item 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1.*/***/*****	Memorandum and Articles of Association of the Registrant dated February 4, 1984.
1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.
1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.
1.4.	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).
2.1.*	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.
4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.
4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.
4.3****	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006
8.	List of subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed on March 26, 2001 with the SEC along with Form F-1

**	Previously filed on October 31, 2002 with the SEC along with Form S-8.

***	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.

****	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.

*****	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

By:	/s/ G.V. Prasad
G.V. Prasad
Vice Chairman and Chief Executive Officer

By:	/s/ Umang Vohra
Umang Vohra
Chief Financial Officer
Hyderabad, India
September 22, 2010