Form 20-F
period 2011-03-31
DR REDDYS LABORATORIES LTD
filed 2011-07-20
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2011
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
8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-49002900
(Address of principal executive offices)
Umang Vohra, Chief Financial Officer, +91-40-49002005, umangvohra@drreddys.com
8-2-337, Road No. 3, Banjara Hills, Hyderabad, Andhra Pradesh 500 034, India
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
169,252,732 Equity Shares
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
Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms
In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles and references to “U.S. GAAP” are to United States Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.
References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we,” “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this annual report on Form 20-F are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.
Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2011 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was 44.54 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. As of July 8, 2011 that rate was 44.41 per U.S.$1.00.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A. Selected financial data
You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income for the four years ended March 31, 2011, 2010, 2009 and 2008 and the selected consolidated statement of financial position data as of March 31, 2011 and 2010 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the four most recent fiscal years. Historical results are not necessarily indicative of future results.
Selected IFRS financial data for the year ended March 31, 2007 have not been included in this Annual Report on Form 20-F because IFRS financial statements for such period have not previously been prepared and could not be without unreasonable effort and expense. We changed our basis of accounting to IFRS during the year ended March 31, 2009 and, in connection therewith, our consolidated financial statements for the year ended March 31, 2008 were restated to conform with IFRS. Prior to adoption of IFRS, we prepared financial statements in accordance with accounting principles generally accepted in the United States of America for purposes of our SEC reporting.
Income Statement Data

	For the Year Ended March 31,
	2011		2011	2010	2009	2008
	( in millions, U.S.$ in millions except share and per share data)
	Convenience
	translation into
	U.S.$
Revenues	U.S.$	1,677	74,693	70,277	69,441	50,006
Cost of revenues		773	34,430	33,937	32,941	24,598

Gross profit	U.S.$	904	40,263	36,340	36,500	25,408

Selling, general and administrative expenses		532	23,689	22,505	21,020	16,835
Research and development expenses		114	5,060	3,793	4,037	3,533
Impairment loss on other intangible assets		—	—	3,456	3,167	3,011
Impairment loss on goodwill		—	—	5,147	10,856	90
Other (income)/expense, net		(25)	(1,115)	(569)	254	(402)

Results from operating activities	U.S.$	284	12,629	2,008	(2,834)	2,341
Finance (expense)/income, net		(4)	(189)	(3)	(1,186)	521
Share of profit of equity accounted investees, net of income tax		—	3	48	24	2

Profit/(loss) before income tax		279	12,443	2,053	(3,996)	2,864
Income tax (expense)/benefit		(31)	(1,403)	(985)	(1,172)	972

	For the Year Ended March 31,
	2011		2011	2010	2009	2008
	( in millions, U.S.$ in millions except share and per share data)
	Convenience
	translation into
	U.S.$
Profit/(loss) for the year	U.S.$	248	11,040	1,068	(5,168)	3,836

Earnings/(loss) per share
Basic	U.S.$	1.47	65.28	6.33	(30.69)	22.88
Diluted	U.S.$	1.46	64.95	6.30	(30.69)	22.80
Weighted average number of equity shares used in computing earnings/(loss) per equity share*
Basic			169,128,649	168,706,977	168,349,139	168,075,840
Diluted			169,965,282	169,615,943	168,349,139	168,690,774
Cash dividend per equity share ()**		—	11.25	6.25	3.75	3.75

*	Each ADR represents one equity share.

**	Excludes corporate dividend tax
Statement of Financial Position Data

	As of March 31,
	2011		2011	2010
	( in millions, U.S.$ in millions)
	Convenience translation
	into U.S.$
Cash and cash equivalents	U.S.$	129	5,729	6,584
Total assets		2,133	95,005	80,330
Total long term debt, excluding current portion		118	5,271	5,385
Total equity	U.S.$	1,033	45,990	42,915
Convenience translation
For the convenience of the reader, our consolidated financial statements as of March 31, 2011 have been translated into U.S. dollars at the noon buying rate in New York City on March 31, 2011 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York, of U.S.$1.00 = 44.54. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
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

Year Ended
March 31,	Period End	Average	High	Low
2008	40.02	40.00	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010	44.95	47.36	50.48	44.94
2011	44.54	45.49	47.49	43.90
The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2010	44.55	44.05
November 2010	45.83	43.90
December 2010	45.54	44.70
January 2011	45.92	44.59
February 2011	45.66	45.06
March 2011	45.24	44.54

On July 8, 2011, the noon buying rate in the city of New York was 44.41 per U.S. dollar.
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
Also, governmental authorities, including the U.S. Food and Drug Administration (“U.S. FDA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. If we or our third party suppliers fail to comply fully with such regulations or to take corrective actions which are mandated, then there could be a government-enforced shutdown of our production facilities or a Detention Without Physical Examination (“DWPE”) import ban, which in turn could lead to product shortages, or we could be subjected to government fines. Failure to comply fully with such regulations could also lead to a delay in the approval of our new products.
For example, recently our Mexico facility received a warning letter from the U.S. FDA seeking further clarifications on some of their audit observations provided earlier to us in a Form 483 and, thereafter, the U.S. FDA posted on its website a DWPE alert for our Mexico facility. As a consequence of the DWPE alert, our Mexico facility is unable to export intermediates and active pharmaceutical ingredients and steroids to U.S. customers until these matters are resolved to the satisfaction of the U.S. FDA. We are working collaboratively with the U.S. FDA to resolve these matters.
An increasing portion of our portfolio are “biologic” products. Unlike traditional “small-molecule” drugs, biologic drugs cannot be manufactured synthetically, but typically must be produced from living plant or animal micro-organisms. As a result, the production of biologic drugs which meet all regulatory requirements is especially complex. Even slight deviations at any point in the production process may lead to batch failures or recalls. In addition, because the production process is based on living micro-organisms, the process could be affected by contaminants which could impact those micro-organisms. In such an event, production shutdowns and extensive and extended decontamination efforts may be required.
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
There has been a trend of increased regulatory review of over-the-counter products for safety and efficacy questions, which could potentially affect our over-the-counter products business.
Our over-the-counter products business sells over-the-counter medicines. In recent years, significant questions have arisen regarding the safety, efficacy and potential for misuse of certain over-the-counter medicines. As a result, health authorities around the world have begun to re-evaluate some important over-the-counter products, leading to restrictions on the sale of some of them and even the banning of certain products. For example, in 2010, the U.S. FDA undertook a review of one cough medicine ingredient to consider whether over-the-counter sales of the ingredient remained appropriate. While the U.S. FDA has not, to date, changed the ingredient’s status, further regulatory or legislative action may follow, and litigation sometimes follows actions such as these, particularly in the United States. Additional actions and litigation regarding over-the-counter products are possible in the future. If the U.S. FDA or another regulator were to review one or more of our over-the-counter products for such purposes, it could have a significant adverse effect on our sales of such over-the-counter products and, thus, our overall profitability.

Risks from operations in certain countries susceptible to political or economic instability.
We are a global pharmaceutical company. Although a significant proportion of our sales are in North America (the United States and Canada) and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions, such as Latin America, Russia and other countries of the former Soviet Union, Central Europe and Eastern Europe, all of which may be more susceptible to political or economic instability.
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
For example, in recent years Russia and other countries of the former Soviet Union were adversely affected by the global economic crisis and began to experience economic instability characterized by, among other things, liquidity issues and local currency devaluations against the U.S. dollar. We instituted strict credit controls and receivables monitoring mechanisms to mitigate our collection risks and, as a result, we managed to avoid any material write-offs. However, in future periods we may be unable to successfully mitigate these or other risks of political, legal and economic instability, and our international operations could be adversely affected.
During 2011, several countries in Latin America, the Middle East and North Africa have experienced wide-spread civil unrest and political instability. We conduct business in several of these countries, most significantly Venezuela. Such civil unrest or political instability may, among other things: threaten the safe operation of our facilities and operations in those countries; increase our cost of operations in those countries; interrupt or otherwise adversely affect our ability to import our products to such countries; result in our inability to repatriate income or capital from such countries; result in inflation or local currency devaluation; result in changes in laws, regulations and commercial norms; result in delays or denials of necessary governmental approvals; or adversely affect the financial condition of our direct and indirect customers and reimbursement schemes in those countries (e.g., wholesalers, retail pharmacies, government programs, private insurance companies and individual patients), which may reduce sales of our products in those countries. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our operations located in the affected country.
If we are sued by consumers for defects in our products, it could harm our reputation and thus our profits.
Our business inherently exposes us to potential product liability claims, and the severity and timing of such claims are unpredictable. Notwithstanding pre-clinical and clinical trials conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory authorities, unanticipated side effects may become evident only when drugs and bio-similars are introduced into the marketplace. Due to this fact, our customers and participants in clinical trials may bring lawsuits against us for alleged product defects. In other instances, third parties may perform analyses of published clinical trial results which raise questions regarding the safety of pharmaceutical products, and which may be publicized by the media. Even if such reports are inaccurate or misleading, in whole or in part, they may nonetheless result in claims against us for alleged product defects.
Historically, in the event a patient or group of patients suffered adverse events from taking the generic version of a branded drug in the United States, generic pharmaceutical manufacturers relied on U.S. laws which permitted them to pass that liability back to the innovator pharmaceutical company that originally brought the branded drug to market. However in recent years, courts across the United States have begun to hold the generic manufacturers directly responsible for the safety of their drugs and have found them to be strictly liable for injuries emanating from the use of generics.

Product liability claims, regardless of their merits or the ultimate success of the defense against them, are costly. Although we have obtained product liability coverage with respect to products that we manufacture and the clinical trials that we conduct, if any product liability claim sustained against us is not covered by insurance or exceeds the policy limits, it could harm our business and financial condition. This risk is likely to increase as we develop our own new-patented products in addition to making generic versions of drugs that have been in the market for some time. In addition, the existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.
Product liability insurance coverage for pharmaceutical companies is becoming more expensive and, from time to time, the pharmaceutical industry has experienced difficulty in obtaining desired amounts of product liability insurance coverage. As a result, it is possible that, in the future, we may not be able to obtain the type and amount of coverage we desire at an acceptable price and self-insurance may become the sole commercially reasonable means available for managing the product liability risks of our business.
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
Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third-party payors will pay for our products. Increasing expenditures for health care has been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. These pressures are particularly strong given the lingering effects of the recent global economic and financial crisis, including the ongoing debt crisis in certain countries in Europe. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. The existence of government-imposed price controls and mandatory discounts and rebates can limit the revenues we earn from our products. We expect these efforts to continue in the year ended March 31, 2012 as healthcare payors around the globe—in particular government-controlled health authorities, insurance companies and managed care organizations—step up initiatives to reduce the overall cost of healthcare.
In the United States, numerous proposals that would affect changes in the health care system have been introduced in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), were signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and is expected to significantly impact the U.S. pharmaceutical industry. We may see an increase in revenues by virtue of the PPACA’s anticipated extension of health insurance to tens of millions of previously uninsured Americans and the prohibitions on denials of health insurance coverage due to pre-existing diseases and on lifetime value limits on insurance policy coverages. However, the PPACA contains various provisions which could adversely affect our business, including the following:
•
The PPACA imposes on pharmaceutical manufacturers a variety of additional rebates, discounts and fees. Among other things, the PPACA includes annual, non-deductible fees for entities that manufacture or import certain prescription drugs and biologics. The first year for which the fee will apply is calendar year 2011, and the fee will first due by September 30 of the following calendar year (i.e., 2012). This fee will be calculated based upon each organization’s percentage share of total branded prescription drug and biologics sales to U.S. government programs (such as Medicare, Medicaid and Veterans’ Affairs and Public Health Service discount programs), and authorized generic products would generally be treated as branded products. In addition, the PPACA changed the computations used to determine Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program by redefining the average manufacturer’s price (“AMP”), effective October 1, 2010, and by using 23.1% instead of 15% of AMP for most branded drugs and 13% instead of 11% of AMP for generic drugs, effective January 1, 2010. The PPACA also increased the number of healthcare entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

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

On June 28, 2010 the Departments of Health and Human Services, Labor, and the Treasury jointly issued interim final regulations to implement the provisions of PPACA that prohibit the use of preexisting condition exclusions, eliminate lifetime and annual dollar limits on benefits, restrict contract rescissions, and provide patient protections. However, there are many PPACA programs and requirements for which regulations have not yet been issued or consequences are not fully understood. The full impact of the PPACA will be seen as it continues to be implemented, by promulgation of additional regulations and other administrative and judicial actions.
During the year ended March 31, 2011, the PPACA’s changes to manufacturer rebates under the Medicaid Drug Rebate Program impacted our U.S. Generics business, but the impact was not material. The manufacturers’ fee for calendar year 2011 is based upon our sales of branded prescription drugs and biologics for calendar year 2009, which were below the $5 million threshold, and thus we are not subject to the fee for calendar year 2011. We are continuing to evaluate the impact of the PPACA and how it may affect our financial condition, results of operations and cash flows.
In Germany, an important market for us, the government has introduced several healthcare reforms in order to control healthcare spending and promote the prescribing of generic drugs. As a result, the prices of generic pharmaceutical products in Germany have declined, impacting our revenues, and may further decline in the future. Furthermore, the shift to a tender (i.e., competitive bidding) based supply model in Germany has led to a significant decline in the prices for our products and impacted our market opportunities in that country. Similar developments may take place in our other key markets. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.
In addition, governments throughout the world heavily regulate the marketing of products. Most countries also place restrictions on the manner and scope of permissible marketing to physicians, pharmacies and other health care professionals. The effect of such regulations may be to limit the amount of revenue that we may be able to derive from a particular product. Moreover, if we fail to comply fully with such regulations, then civil or criminal actions could be brought against us.
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
If pharmaceutical companies are successful in limiting the use of generics through their legislative, regulatory and other efforts, our sales of generic products may suffer.
Many pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:
•
pursuing new patents for existing products which may be granted just before the expiration of earlier patents, which could extend patent protection for additional years or otherwise delay the launch of generics;

•	selling the brand product as an authorized generic, either by the brand company directly, through an affiliate or by a marketing partner;
•	using the Citizen Petition process to request amendments to U.S. FDA standards or otherwise delay generic drug approvals;
•	seeking changes to U.S. Pharmacopeia, an organization which publishes industry recognized compendia of drug standards;
•	attaching patent extension amendments to non-related federal legislation;
•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs, which could have an impact on products that we are developing; and
•	seeking patents on methods of manufacturing certain active pharmaceutical ingredients.

If pharmaceutical companies or other third parties are successful in limiting the use of generic products through these or other means, our sales of generic products may decline. If we experience a material decline in generic product sales, our results of operations, financial condition and cash flows will suffer.
If competitors are successful in limiting competition for certain authorized generic products through their legislative, regulatory and litigation efforts, our sales of certain generic products may suffer.
Recently, some U.S. generic pharmaceutical companies who obtained rights to market and distribute under a brand manufacturer’s NDA a generic alternative of the brand product (i.e., an “authorized generics” arrangement) have experienced challenges to their ability to distribute authorized generics during a competitors’ 180-day period of ANDA exclusivity under the Hatch-Waxman Act. These challenges have come in the form of Citizen Petitions filed with the U.S. FDA, lawsuits alleging violation of the antitrust and consumer protection laws, and seeking legislative intervention. For example, in February 2011, legislation was introduced in both the U.S. Senate and the U.S. House of Representatives that would prohibit the marketing of authorized generics during the 180-day period of ANDA exclusivity under the Hatch-Waxman Act. If distribution of authorized generic versions of brand products is otherwise restricted or found unlawful, our results of operations, financial condition and cash flows could be materially adversely affected.
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
For example, in April 2006, we launched, and continue to sell fexofenadine, the generic version of Allegra®, despite the fact that litigation with the company that holds the patents for and sells this branded product is still ongoing. Also, during the year ended March 31, 2009, we incurred damages of approximately 916 million as a result of the German Federal Court of Justice upholding the validity of an olanzapine patent held by Eli Lilly. In Canada, we continue to sell olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets) through a partnership with Pharmascience, Inc., despite the fact that Pharmascience has agreed to pay damages if Eli Lilly is successful in its olanzapine patent litigation against Novopharm, and our partnership arrangement with Pharmascience would require us to share a portion of any such damages obligation realized by Pharmascience.

Furthermore, there may be risks involved in entering into in-licensing arrangements for products, which are often conditioned upon the licensee’s sharing in the patent-related risks. For example, in the case of our brand “Oxycodon beta” in Germany, our supplier, Cimex Pharma AG, required us to enter into a cost sharing agreement under which we will pay up to 20% of the losses resulting from any innovator damage claims.
For business reasons, we continue to examine such product opportunities (i.e., involving non-expired patents) going forward and this could result in patent litigation, the outcomes of which may impact our profitability.
If we do not maintain and increase our arrangements for overseas distribution of our products, our revenues and net income could decrease.
As of March 31, 2011, our products were marketed in numerous countries. In large overseas markets, our products are usually marketed through our subsidiaries or joint ventures. Since we do not have the resources to market and distribute our products ourselves in all our export markets, we also market and distribute our products through third parties by way of marketing and agency arrangements. These arrangements may be terminated by either party providing the other with notice of termination or when the contract regarding the arrangement expires. We may not be able to successfully negotiate these third party arrangements or find suitable joint venture partners in the future. Any of these arrangements may not be available on commercially reasonable terms. Additionally, our marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues and net income are not exclusively within our control when we enter into arrangements like these.
If we fail to comply with environmental and climate change laws and regulations, or face environmental litigation, our costs may increase or our revenues may decrease.
We may incur substantial costs complying with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. In all countries in which we have production facilities, we are subject to significant environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater, which could cause us to incur substantial remediation costs that could adversely affect our consolidated financial position, results of operations or liquidity.
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
There has been increasing worldwide concern about global climate change in recent years. A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. For example, more than 160 nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the “Kyoto Protocol”. The Kyoto Protocol is set to expire in 2012. The nations subject to the Kyoto Protocol have not yet reached agreement upon a successor to the Kyoto Protocol, but the parties have “taken note of” the Copenhagen Accord, a voluntary agreement to work to curb climate change. The majority of our manufacturing plants are based in India, which currently has sustainability requirements that are largely voluntary, and therefore we do not anticipate any material impact on our operations in the foreseeable future from climate change laws. However, there can be no assurance that India or other countries in which we operate will not in the future enact legislation focused on reducing climate change that could impact our operations. We intend to keep track of further developments on this in future fiscal periods.

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
Our principal shareholders have significant control over us and, if they take actions that are not in the best interests of our minority shareholders, the value of their investment in our ADSs may be harmed.
Our full time directors and members of their immediate families, in the aggregate, beneficially owned 25.65% of our issued shares as at March 31, 2011. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of the ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their ADSs at a premium.
If we improperly handle any of the dangerous materials used in our business and accidents result, we could face significant liabilities that would lower our profits.
We handle dangerous materials including explosive, toxic and combustible materials like sodium azide, acrolein and acetyl chloride. If improperly handled or subjected to the wrong conditions, these materials could hurt our employees and other persons, cause damage to our properties and harm the environment. Also, increases in business and operations in our plants, and the consequent hiring of new employees, can pose increased safety hazards. Such hazards need to be addressed through training, industrial hygiene assessments and other safety measures and, if not carried out, can lead to industrial accidents. Any of the foregoing could subject us to significant litigation, which could lower our profits in the event we were found liable, and could also adversely impact our reputation.
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
If, as we expand into new international markets, we fail to adequately understand and comply with the local laws and customs, these operations may incur losses or otherwise adversely affect our business and results of operations.
Currently, we operate our business in certain countries through subsidiaries and equity investees or through supply and marketing arrangements with our alliance partners. In those countries, where we have limited experience in operating subsidiaries and in reviewing equity investees, we are subject to additional risks related to complying with a wide variety of national and local laws, including restrictions on the import and export of certain intermediates, drugs, technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in certain countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. If we do not effectively manage our operations in these subsidiaries and review equity investees effectively, or if we fail to manage our alliances, we may lose money in these countries and it may adversely affect our business and results of operations.
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
We entered into a bank loan facility in connection with our acquisition of betapharm in the year ended March 31, 2006, although the loans were repaid and the facility was terminated during the year ended March 31, 2011. In the future, we may enter into additional borrowing arrangements in connection with acquisitions or for general working capital purposes. In the event interest rates increase, our costs of borrowing will increase and our results of operations may be adversely affected.
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
We have grown very rapidly over the past few years, including growth through our acquisitions of companies and brands. This growth has significantly increased demands on our processes, systems and people. We have been making additional investments in personnel, systems and internal control processes to help manage our growth. Attracting, retaining and motivating key employees in various departments and locations to support our growth is critical to our business, and competition for these people can be intense. Furthermore, to facilitate our growth, we are carrying out reorganizations to improve our focus on delivery, to build decisive competitive advantages or/and to build sustainable cost structures. There is also an increasing need to manage information and asset related security. If we are unable to hire and retain qualified employees, or if we do not invest in systems and processes to manage and support our rapid growth, the failure to do so may have a material adverse effect on our business, financial condition and results of operations.
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
Our business is dependent upon increasingly complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. While we mitigate the risks of and facilitate rapid recovery from system-downtimes through backup servers and other arrangements with our vendors, significant breakdown or interruption of these systems, whether due to computer viruses or other causes, may result in the loss of key information and/or disruption of production and business processes, which could materially and adversely affect our business.
In addition, our systems are potentially vulnerable to data security breaches—whether by employees or others—which may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such breaches of security could have a material adverse effect on our business, financial condition and results of operations.
Increasing use of social media could give rise to liability or breaches of data security.
We and our business associates are increasingly relying on social media tools as a means of communications. To the extent that we seek as a company to use these tools as a means to communicate about our products or about the diseases our products are intended to treat, there are significant uncertainties as to either the rules that apply to such communications, or as to the interpretations that health authorities will apply to the rules that exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of social media for such purposes may cause us to nonetheless be found in violation of them. In addition, because of the universal availability of social media tools, our associates may make use of them in ways that may not be sanctioned by us, and which may give rise to liability, or which could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. In either case, such uses of social media could have a material adverse effect on our business, financial condition and results of operations.
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
In the normal course of business, we periodically enter into agreements with vendors, customers, alliance partners, innovators and others which incorporate terms for indemnification provisions. Our indemnification obligations under such agreements may be unlimited in duration and amount. We maintain insurance coverage which we believe will effectively mitigate our obligations under certain of these indemnification provisions (for example, in the case of outsourced clinical trials). However, should our obligations under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse impact on our business, financial position and results of operations.
Current economic conditions may adversely affect our industry, financial position and results of operations.
In recent years, the global economy has experienced volatility and an unfavorable economic environment, and these trends may continue in the future. Reduced consumer spending, or shifting concentrations of payors and their preferences, may force our competitors and us to reduce prices. We have exposure to many different industries and counterparties, including our partners under our alliance, research and promotional services agreements, suppliers of raw materials, drug wholesalers and other customers, who may be unstable or may become unstable in the current economic environment.
Significant changes and volatility in the consumer environment and in the competitive landscape may make it increasingly difficult for us to predict our future revenues and earnings.
We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties.
The U.S. Foreign Corrupt Practices Act, the recently enacted U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. These laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Our policies mandate compliance with these anti-bribery laws, which often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply may also result in reputational damages. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether or not merited, could have a material adverse effect on our reputation and could cause the trading price of our ordinary shares and ADSs to decline.
Finally, we operate in certain jurisdictions that have experienced governmental corruption to some degree or are found to be low on the Transparency International Corruption Perceptions Index, in some circumstances, anti-bribery laws may conflict with some local customs and practices. As a result of our policy to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws, we may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws in jurisdictions that have experienced higher levels of bribery and corruption.
Certain natural disasters, such as drought, floods, earthquakes or volcanic eruptions, could adversely affect our production operations or result in disruptions in distribution channels or supply chains, and cause our revenues to decline.
If flooding, droughts, earthquakes, volcanic eruptions or other natural disasters were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Our main facilities are situated around Hyderabad, India. This region has experienced earthquakes, floods and droughts in the past and has experienced droughts in recent years. In the event of a drought so serious that the drinking water in the region is limited, the Government of India could cut the supply of water to all industries, including our facilities. This would adversely affect our production operations and reduce our revenues. Even if we take precautions to provide back-up support in the event of such a natural disaster, the disaster may nonetheless affect our facilities, harming production and ultimately our business. Even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. The impact of such occurrences depends on the specific geographic circumstances but could be significant. There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature may cause a rising number of natural disasters. We cannot predict the economic impact, if any, of natural disasters or climate change.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES
We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2011 continued to be derived from sales in India. As a result, the following additional risk factors apply.
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
India has experienced communal disturbances, terrorist attacks and riots during recent years. For example, Mumbai, India’s commercial capital, was the target of serial railway bombings in July 2006 as well as the “26/11” attacks on November 26, 2008. Hyderabad, the city in which we are headquartered, was also subjected to terrorist acts in May and August 2007. In May 2008, the city of Jaipur in the state of Rajasthan, India was subjected to a series of co-ordinate bombings. If such disturbances continue or are exacerbated, our operational, sales and marketing activities may be adversely affected.
During the years ended March 31, 2010 and 2011, the state of Andhra Pradesh, where our headquarters is located, experienced political turbulence relating to a separatist movement seeking to bifurcate the existing state of Andhra Pradesh into two separate states of “Telangana” and “Andhra”. Due to civil disturbances and “Bandhs” (i.e., political protests in the form of worker strikes) called for, several productive days were lost from forced or precautionary closures of our production units and offices. If there are further strikes, political protests or civil unrest, our business and results of operations may be adversely affected as a consequence.
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
Due to various macro-economic factors, the rate of inflation has recently increased in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 1993-94=100 was 9.4% for the year ended March 31, 2011 (as compared to 9.90% for the year ended March 31, 2010). This trend may continue and the rate of inflation may further rise. We may not be able to pass these costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.

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
If U.S. investors in our ADSs are unable to exercise preemptive rights available to our non-U.S. shareholders due to the registration requirements of U.S. securities laws, the investment of such U.S. investors in our ADSs may be diluted.
A company incorporated in India must offer its holders of shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any shares, unless these rights have been waived by at least 75% of the company’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for the shares underlying our ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with a registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We might choose not to file a registration statement under these circumstances. If we issue any of these securities in the future, such securities may be issued to the depositary, which may sell them in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurances as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that U.S. investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.
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
We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in numerous countries and our failure to comply with the local and municipal tax regimes may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.
ITEM 4. INFORMATION ON THE COMPANY
4.A. History and development of the company
Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter and our current Chairman, Dr. K. Anji Reddy, as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 4507 (Company Identification No. U85195AP1984 PLC 004507). Our registered office is situated at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Andhra Pradesh 500 034, India and the telephone number of our registered office is +91-40-49002900. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 200 Somerset Corporate Boulevard (Bldg II), Bridgewater, New Jersey 08807.

Key business developments:
On April 23, 2010, we launched amlodipine benazepril capsules (2.5 mg/10 mg, 5 mg/10 mg, 5 mg/20 mg and 10mg/20mg), a bioequivalent generic version of Novartis’ Lotrel® capsules, in the United States. In September 2009, we entered into a settlement agreement with Novartis for the dismissal of lawsuits in the United States related to amlodipine benazepril. The United States Food and Drug Administration (“U.S. FDA”) approved our abbreviated new drug application (“ANDA”) for amlodipine benazepril on April 15, 2010. Amlodipine benazepril is indicated for the treatment of hypertension in patients not adequately controlled with either agent and is taken once daily. According to IMS Health, amlodipine benazepril had a total annual market size of $1.04 billion in the United States at the time of our generic launch.
On May 20, 2010, we launched tacrolimus capsules (0.5 mg, 1 mg and 5 mg), a bioequivalent generic version of Astellas Pharma Inc.’s Prograf® capsules, in the United States. The U.S. FDA approved our ANDA for tacrolimus capsules on May 13, 2010. Tacrolimus is indicated for the prophylaxis of organ rejection in patients receiving allogeneic liver, kidney or heart transplants. According to IMS Health, tacrolimus had a total annual market size of $955 million in the United States at the time of our generic launch.
In August 2010, Dr. Reddy’s Laboratories (Proprietary) Limited became our wholly-owned subsidiary in South Africa as a result of our acquisition of the remaining 40% non-controlling interest from Calshelf Investments 214 (Proprietary) Limited. Previously we held a controlling interest of 60% in Dr. Reddy’s Laboratories (Proprietary) Limited. South Africa is an important market and we are looking at increasing our presence, especially in the areas of central nervous system disorders, oncology and women’s health.
On August 9, 2010, we launched Cresp® — the first biosimilar darbepoetin alfa in the world, and the only darbepoetin alfa in India. Cresp® has been approved in India for the treatment of anemia due to chronic kidney disease and anemia due to chemotherapy. Darbepoetin alfa is a modified version of epoetin alfa (rHuEPO), which is engineered to have a longer half life, increasing (up to 3 times) the time it remains in the blood. This results in a reduced frequency of doses, providing a simpler and more convenient treatment option for patients and physicians as compared to treatment of anemia with epoetin which is the current standard of care in India. Cresp® offers convenient dosing, predictable rise and excellent long term control of hemoglobin.
On October 22, 2010, we launched lansoprazole delayed-release capsules (15 mg and 30 mg), a bioequivalent generic version of Prevacid® Delayed-Release Capsules, in the United States. The U.S. FDA approved our ANDA for lansoprazole delayed-release capsules on October 15, 2010. Lansoprazole is indicated for acid-reflux disorders (gastroesophageal reflux disease), peptic ulcer disease, duodenal ulcers, esophagitis, and zollinger-ellison syndrome. According to IMS Health, lansoprazole had a total annual market size of $1.4 billion in the United States at the time of our generic launch.
On October 25, 2010 we entered into an agreement with Cipla Limited for exclusive marketing rights of a portfolio of over-the-counter and prescription products in the Russian and Ukraine markets. As per the agreement, we have initiated sales and promotion of this portfolio of products from the quarter ended June 30, 2011 in select therapy areas in Russia. We anticipate that sales will be launched in Ukraine in calendar year 2012.
On November 15, 2010, the U.S. District Court of New Jersey granted our motion for summary judgment against AstraZeneca with respect to their claims of our infringement of AstraZeneca’s zafirlukast product, Accolate®, clearing the way for the launch of our generic version of the product. On November 18, 2010, the U.S. FDA approved our ANDA for zafirlukast tablets and we launched the product on November 19, 2010. According to IMS Health, zafirlukast had a total annual market size of $50 million in the United States at the time of our generic launch.
On December 20, 2010 we entered into a licensing, technology transfer, manufacturing and marketing agreement with R-Pharm of Russia. The collaboration is in the area of high-technology and works on a profit sharing model. It entails licensing of manufacturing know-how of products by us, local manufacturing of products in Russia, co-development of high technology products and knowledge sharing between both parties at regular intervals.

In January 2011, we entered into a settlement agreement with AstraZeneca regarding our ANDA submission for a generic version of AstraZeneca’s esomeprazole product, Nexium® delayed-release capsules. Under the terms of the agreement, AstraZeneca has granted us a license, subject to regulatory approval, to launch a generic version of esomeprazole delayed-release capsules on May 27, 2014, or earlier in certain circumstances.
On January 20, 2011 we launched pantoprazole sodium delayed-release tablets (20 mg and 40 mg strengths), a bioequivalent generic version of Pfizer Inc.’s Protonix® tablets in the United States. The U.S. FDA approved our ANDA for pantoprazole sodium delayed-release tablets on January 19, 2011. According to IMS Health, pantoprazole had a total annual market size of $1.8 billion in the United States at the time of our generic launch.
On January 31, 2011, we launched fexofenadine-pseudoephedrine (180/240 mg) in the United States after the Federal District Court for the District of New Jersey lifted the preliminary injunction previously granted to Sanofi-Aventis. The U.S. FDA, which had previously only approved fexofenadine for prescription sales in the United States, approved fexofenadine for over-the-counter sales in the United States in January 2011. We were allowed to liquidate our inventory in the United States after the approval of over-the-counter sales and this limited period launch contributed to our growth for the year ended March 31, 2011.
On March 24, 2011 we issued bonus debentures carrying a face value of 5 each in the ratio of 6 debentures for each equity share held by our shareholders as on March 18, 2011. These bonus debentures have a maturity of 36 months, at which time we must redeem them for cash in an amount equal to the face value of 5 each plus unpaid interest, if any. These debentures carry interest at the rate of 9.25% per annum, payable at the end of every 12, 24 and 36 months from the date of issue.
On March 25, 2011, we launched levocetirizine tablets (5 mg), a bioequivalent generic version of UCG’s Xyzal® tablets, in the United States. The U.S. FDA approved our ANDA for levocetirizine tablets on February 24, 2011. According to IMS Health, levocetirizine had a total annual market size of $238 million in the United States at the time of our generic launch.
On March 29, 2011, we acquired from GlaxoSmithKline plc (“GSK”) a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A, the product rights for GSK’s Augmentin® (branded and generic) and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The acquisition enables us to enter the U.S. oral antibiotics market with a comprehensive product filing and a dedicated manufacturing site.
On March 31, 2011, through our wholly owned subsidiary Promius Pharma LLC, we entered into a collaboration agreement with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.) (“Coria”) for the right to manufacture, distribute and market its Cloderm® (clocortolone pivalate 0.1%) product in the United States. Cloderm® is a cream used for treating dermatological inflammation, and is an existing U.S. FDA approved product. In addition to acquiring all relevant U.S. FDA product regulatory approvals and intellectual property rights (other than trademarks) associated with Cloderm®, we also acquired an underlying raw material supply contract and an exclusive license to use the trademark “Cloderm®” for a period of 8 years. The rights and ownership of this trademark are to be transferred from Coria to us at the end of the 8th year, subject to our payment of all royalties under the contract.
In order to build a robust generics pipeline, in the year ended March 31, 2011 we filed 21 ANDAs in the United States. Cumulatively, we have 179 ANDAs (including ANDAs through partnerships). A total of 76 ANDAs were pending approval at the U.S. FDA, of which 38 are Paragraph IV filings and 10 have first to file status. In our Pharmaceutical Services and Active Ingredients segment we filed 56 Drug Master Files (“DMF”) in the year ended March 31, 2011 worldwide, 19 of which were filed in the United States, 7 in Europe and 30 in other countries. As of March 31, 2011, we had made a total of 486 DMF filings worldwide.
During the years ended March 31, 2011, 2010 and 2009, we invested 8,849 million, 4,068 million and 4,426 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. We also had contractual commitments of approximately 3,459 million for capital expenditures. These commitments included approximately 3,365 million to be spent in India and 94 million in other countries.
During the years ended March 31, 2011, 2010 and 2009, no third party made any public takeover offers in respect of our shares and we did not make any public offers to take over any other company.

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
OUR STRATEGY
The high cost of many medicines puts them out of the reach of millions of people who desperately need them. Our core purpose is to provide affordable and innovative medicines to enable people to lead healthier lives. As a global pharmaceutical company, we take very seriously our responsibility to help alleviate the burden of disease on individuals and on the world. Our strategy to achieve this core purpose is to combine industry-leading science and technology, product offerings and customer service with execution excellence. The key elements of our strategy include:
•	Strengths in Science and Technology
Our strengths in science and technology range from synthetic organic chemistry, formulation development, biologics development and small molecule based drug discovery. Such expertise enables the creation of unique competitive advantages with an industry-leading intellectual property and technology-leveraged product portfolio.
•	Product Offerings
a)	Global Generics: Through our branded and unbranded Global Generics segment, we offer lower-cost alternatives to highly-priced innovator brands, both directly and through key partnerships.
•	Branded Generics: We seek to have a portfolio that is strongly differentiated and offers compelling advantages to doctors and patients.
•
Unbranded Generics: We aim to ensure that we deliver first to market products to our customers, including pharmacy chains and distributors, and that they have high product availability from us combined with low inventories, resulting in superior inventory turns while addressing the customers’ needs.

Vertical integration and process innovation ensures that our products remain competitive.
b)
Pharmaceutical Services and Active Ingredients: Our Pharmaceutical Services and Active Ingredients (“PSAI”) business is comprised of our Active Pharmaceutical Ingredients (“API”) business and our Custom Pharmaceutical Services (“CPS”) business.

•	Our product offerings in our API business are geared to offer intellectual property and technology-advantaged products to enable launches ahead of others at competitive prices.
•	In our CPS business, we aim to offer niche product service capabilities, technology platforms, and competitive cost structures to innovator companies.

c)	Proprietary Products: Our Proprietary Products business is comprised of our Differentiated Formulations business and our New Chemical Entity (“NCE”) research business.
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
OUR PRINCIPAL AREAS OF OPERATIONS
The following table shows our revenues and the percentage of total revenues of our segments for the years ended March 31, 2009, 2010 and 2011, respectively:
( in millions, U.S.$ in millions)

	Year Ended March 31,
Segment	2009		2010		2011
Global Generics	49,790	72%	48,606	69%	53,340	71%	U.S. $	1,198
Pharmaceutical Services and Active Ingredients	18,758	27%	20,404	29%	19,648	26%		441
Proprietary Products	294	—	513	1%	532	1%		12
Others	599	1%	754	1%	1,173	2%		26

Total Revenues	69,441	100%	70,277	100%	74,693	100%	U.S. $	1,677

Global Generics Segment
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

During the year ended March 31, 2009, we reorganized our worldwide finished dosages businesses to focus on certain key geographies and gradually exited some very small, distributor driven markets. This move represented an important new focus to consolidate and grow our presence in the key geographies where we already had a considerable presence.
Today, we are one of the leading generic pharmaceutical companies in the world. With the integration of all the markets where we are selling generics pharmaceuticals into our Global Generics segment, our front-end business strategies in various markets and our support services in India are increasingly being developed with a view to leverage our global infrastructure.
Our Global Generics segment’s revenues were at 53,340 million in the year ended March 31, 2011, as compared to 48,606 million in the year ended March 31, 2010. The revenue growth was largely led by our key markets of North America (the United States and Canada), Russia and India. This growth was partly offset by a decrease in the German market on account of continuing pricing pressures due to competitive tenders.
The following is a discussion of the key markets in our Global Generics segment.
India
Approximately 22% of our Global Generics segment’s revenues in the year ended March 31, 2011 were derived from sales in the Indian market. In India, we mainly focus on the therapeutic categories of gastro-intestinal, cardiovascular, pain management and oncology. Our Global Generics segment’s revenues from India increased by 15% to 11,690 million for the year ended March 31, 2011, as compared to 10,158 million for the year ended March 31, 2010. This growth was primarily attributable to a 4% increase in revenues (amounting to 399 million) due to new product launches and an 11% increase in sales volumes of key brands such as: Reditux®, our brand of rituximab; Omez® and Omez DSR®, our brands of omeprazole and its combination with domperidone; Razo® and Razo D®, our brand of rabeprazole and its combination with domperidone; and Rozat®, our brand of rosuvastatin. Key new product launches during the year ended March 31, 2011 included: Cresp®, the world’s first biosimilar darbepoetin alfa; Dialex DC®, our brand of chlophenaramine maleate and codeine; Leon-OZ®, our brand of levofloxacin and ornidazole tablets; Rupanex M®, our brand of rupatidine and montelukast; and Supamove®, our brand of diclofenac and thiocolchicoside.
As of March 31, 2011, we had a total of 271 branded products in India. Our top ten branded products together accounted for 37% of our revenues in India in the year ended March 31, 2011. According to Operations Research Group International Medical Statistics (“ORG IMS”), a provider of market research to the pharmaceutical industry, in its Moving Annual Total (“MAT”) report for the 12-month period ended March 31, 2011, our secondary sales (i.e., sales made by our wholesalers to stockists and retailers) in India grew by 9.7% as compared to Indian pharmaceutical market growth of 15.3%. Our direct sales to hospitals and doctors, which bypass retailers, also experienced some additional growth that was not encompassed within IMS Health’s secondary sales data. According to ORG IMS in the foregoing MAT report, as of March 31, 2011, we had 44 brands that were ranked either first or second in terms of secondary sales in India in their respective product categories. According to the Center for Marketing and Advertising Research Consultancy, a market research firm, in a report that measured doctors’ prescriptions for the period from November 2010 to February 2011, we were ranked ninth in terms of the number of prescriptions generated in India during such period.

The following tables summarize the position of our top 10 brands in the Indian market for the years ended March 31, 2009, 2010 and 2011, respectively:

	Year Ended March 31,
	2009		2010		2011
	Revenues in		Revenues in		Revenues in
BRAND	millions	% Total(1)	millions	% Total(1)	millions	% Total(1)
Omez	776	9%	928	9%	1,065	9%
Nise	605	7%	690	7%	700	6%
Stamlo	422	5%	473	5%	507	4%
Reditux	199	2%	232	2%	405	3%
Omez-DSR	210	2%	310	3%	377	3%
Stamlo Beta	301	4%	326	3%	328	3%
Razo	214	3%	247	2%	285	2%
Atocor	269	3%	274	3%	278	2%
Mintop	172	2%	196	2%	209	2%
Razo — D	138	2%	169	2%	200	2%
Others	5,172	61%	6,313	62%	7,336	64%

Total	8,478	100%	10,158	100%	11,690	100%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.
Sales, marketing and distribution network
We generate demand for our products by detailing them to doctors who prescribe them, and meeting with pharmacists to ensure that the pharmacists stock our brands. While we do not sell directly to doctors or pharmacists, our approximately 4,400 sales representatives (which include representatives engaged by us as independent contractors) and front line managers frequently visit doctors and pharmacists throughout the country to detail our products. During the year ended March 31, 2011, we increased our total sales personnel in India by 1,209 including the representatives engaged by us as independent contractors.
We sell our products primarily through clearing and forwarding agents to approximately 2,400 wholesalers who decide which brands to buy based on demand. The wholesalers pay for our products in an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the wholesalers. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.
Competition
Of the top twenty participants in the Indian formulations market, four are multinational corporations and the rest are Indian corporations. We compete with different companies, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 15th largest pharmaceutical company in India, with a market share of 2.15%, according to ORG IMS in its MAT report for the 12-month period ended March 31, 2011. As discussed above, due to the methodology adopted to compile these statistics, we do not believe that these statistics adequately capture the sales performance of one of our largest divisions selling oncology products in India or some of our other divisions’ selling products to hospitals and institutions in India which, if captured appropriately, would result in our rank being higher.
Some of the key observations on the performance of the Indian pharmaceutical market, as published by ORG IMS in its MAT report for the period ended March 31, 2011, are as follows:
•	The Indian pharmaceutical market registered a growth of 15.3% during the year ended March 31, 2011.
•	New products launched in the preceding 24 months accounted for 6.5% of total Indian pharmaceutical growth during the year ended March 31, 2011.
•	The top 300 existing brands grew at a rate of 17%, which was marginally higher than the Indian pharmaceutical market’s overall average, and continued to account for 33% of the market’s total sales.
•	Legacy brands are performing better than new molecules.
•	There was an increasing emergence of bio-similar products to address the needs of patients in the oncology therapeutic area.

Our principal competitors in the Indian market include Cipla Limited, Ranbaxy Laboratories Limited, GlaxoSmithKline Pharmaceuticals Limited, Cadila Healthcare Limited, Sun Pharmaceutical Industries Limited, Alkem Limited, Mankind Pharma Limited, Pfizer Limited, Abbott India, Lupin Limited, Aristo Pharma Limited, Intas Pharma and Sanofi Aventis.
Government regulations
The manufacturing and marketing of drugs, drug products and cosmetics in India is governed by many statutes, regulations and guidelines, including but not limited to the following:
•	The Drugs and Cosmetics Act, 1940 and the Drugs and Cosmetics Rules, 1945;
•	The Drugs and Magic Remedies (Objectionable Advertisements) Act, 1954;
•	The Narcotic Drugs and Psychotropic Substances Act, 1985;
•	The Drugs (Price Control) Order, 1995, read in conjunction with the Essential Commodities Act, 1955; and
•	The Medicinal and Toilet Preparations (Excise Duties) Act, 1955.
These regulations govern the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.
Pursuant to the amendments in May 2005 to Schedule Y of the Drugs and Cosmetics Act, 1940, manufacturers of finished dosages are required to submit additional technical data to the Drugs Controller General of India in order to obtain a no-objection certificate for conducting clinical trials as well as to manufacture new drugs for marketing.
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

On March 22, 2005, the Government of India passed the Patents (Amendment) Bill, 2005 (the “Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by other than the patent holder and its assignees and licensees. This will result in a reduction of new product introductions in India, as well as other countries where similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the Amendment, so no additional impact is anticipated from patenting of such processes.
Russia and Other Countries of the former Soviet Union
Russia
Russia accounted for 17% of our Global Generics segment’s revenues in the year ended March 31, 2011. Pharmexpert, a market research firm, ranked us 15th in sales in Russia with a market share of 1.5% as of March 31, 2011 in its moving annual total report for the 12 months ended March 31, 2011 (the “Pharmexpert MAT March 2011 report”). Pharmexpert also reported that our Generics revenues from Russia grew by 18.6% in the year ended March 31, 2011, as compared to Russia’s pharmaceutical market growth of 7.5%. We were the top ranked Indian pharmaceutical company in Russia.
The following table provides a summary of the revenues of our top 10 brands in the Russian market for the years ended March 31, 2009, 2010 and 2011, respectively:

	2009		2010		2011
	Revenues in		Revenues in		Revenues in
Brand	millions	% Total(1)	millions	% Total(1)	millions	% Total(1)
Nise	1,249	21%	1,862	26%	2,311	26%
Omez	1,281	21%	1,458	20%	1,554	18%
Ketorol	1,078	18%	1,287	18%	1,376	16%
Ciprolet	701	12%	760	11%	778	9%
Senade	—	0%	—	0%	598	7%
Cetrine	339	6%	408	6%	590	7%
Enam	315	5%	337	5%	299	3%
Exifine	210	4%	220	3%	217	2%
Bion	171	3%	165	2%	201	2%
Mitotax	148	2%	107	1%	120	1%
Others	311	8%	628	8%	898	9%

Total	5,803	100%	7,232	100%	8,942	100%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all sales in Russia.
Our top four brands, Omez, Nise, Ketorol and Ciprolet, accounted for 69% of our Global Generics segment’s revenues in Russia in the year ended March 31, 2011. Omez (an anti-ulcerant product), Nise and Ketorol (pain management products) and Ciprolet (an anti-infective product) were ranked as the 45th, 15th, 64th and 153th best selling formulation brands, respectively, in the Russian market as of March 31, 2011 by Pharmexpert in its MAT March 2011 report.
Our strategy in Russia is to focus on the therapeutic areas of gastro-intestinal, pain management, anti-infectives, oncology and cardiovascular. Our focus is on building brand leaders in these therapeutic segments. Omez, Ciprolet, Nise and Ketorol continued to be brand leaders in their respective categories, as reported by Pharmexpert in its MAT March 2011 report.
Growth during the year was driven by targeted sales and marketing initiatives to specialists for prescription products and establishing a separate field force to promote certain over-the-counter medicines.

Other Countries of the former Soviet Union
We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus and Uzbekistan. For the year ended March 31, 2011, revenues from these countries accounted for approximately 3% of our total Global Generics segment’s revenues. The Global Generics revenues from these countries was 1,887 million in the year ended March 31, 2011, as compared to 1,821 million in the year ended March 31, 2010. In all of these markets, we operate through third party distributors who purchase our goods and in turn sell them to wholesalers and retail pharmacies.
Sales, marketing and distribution network
During the year ended March 31, 2011, we further expanded our Russian field force.
Our sales and marketing efforts are driven by a team of 401 medical representatives, 38 regional managers, 6 zonal managers and 26 key account managers to detail our products to doctors in 67 cities in Russia. During the year ended March 31, 2011, we increased our field personnel in Russia by 73.
Our Russian OTC division has 147 medical representatives and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. Our Russian hospital division has 39 hospital specialists and 17 key account managers, and is focused on expanding our present network of hospitals and institutes.
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
Our principal competitors in the Russian market include Berlin Chemi AG, Gedeon Richter Limited, Krka d.d., Teva Pharmaceutical Industries Ltd., Lek-Sandoz Pharmaceuticals (an affiliate of Novartis Pharma A.G.), Ranbaxy Laboratories Limited, Nycomed International Management GmbH and Zentiva N.V. (an affiliate of Sanofi-Aventis S.A.).
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
In order to promote local industry, in October 2009 the Russian government announced the Strategy of Pharmaceutical Industry Development in the Russian Federation for the Period Up to the year 2020 (or the “Pharma 2020 plan”), which aims to develop the research, development and manufacturing of pharmaceutical products by Russia’s domestic pharmaceutical industry. The goal of the Pharma 2020 plan is to reduce Russia’s reliance on imported pharmaceutical products and increase Russia’s self-sufficiency in that regard. In March 2011, the Russian government announced the approval of 120 billion rubles ($4 billion) in financing for the Pharma 2020 plan.
During the year ended March 31, 2010, the Russian government announced a reference pricing regime, pursuant to which a price freeze on certain drugs categorized as “essential” was implemented effective as of April 2010. Pharmaceutical companies have had to register maximum import prices for approximately 5,000 drugs on a list of “Essential and Vital Drugs” (also known as the “ZhNVLS”). During the year ended March 31, 2011, the Russian government announced price re-registration in local currency (Russian roubles) for drugs categorized as “essential” and the new registered prices were effective as of December 10, 2010. Also, effective as of September 1, 2010, the price controls on certain drugs categorized as “non-essential” were removed by the Russian Ministry of Health.

North America (the United States and Canada)
In North America (the United States and Canada), we sell generic drugs which are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.
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
Revenues from North America (the United States and Canada) generics sales increased by 13% to 18,996 million during the year ended March 31, 2011, as compared to 16,817 million in the year ended March 31, 2010. During the year ended March 31, 2011, North America (the United States and Canada) accounted for 36% of the total Global Generics segment’s sales. The increase in sales for the year ended March 31, 2011 was mostly because of the revenues from new product launches.
During the year ended March 31, 2011, we launched ten new products. The new products included tacrolimus, fexofenadine pseudoephedrine 180/240 mg, amlodipine benazepril and lansoprazole.
Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2011, we filed 21 ANDAs in the United States, including 7 Paragraph IV filings. During the year ended March 31, 2011, the U.S. FDA granted us 14 final ANDA approvals and 5 tentative ANDA approvals. As of March 31, 2011, we had filed a cumulative total of 170 ANDAs in the United States, out of which 75 ANDAs were pending approval at the U.S. FDA, including 14 tentative approvals. The key product approvals during the year ended March 31, 2011 included tacrolimus capsules, amlodipine besylate and benazepril, lansoprazole delayed release capsules and zafirlukast tablets.

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
During the year ended March 31, 2011, we completed a reorganization of our North American (the United States and Canada) generics business to centralize all commercial and business functions into our New Jersey office and centralize all operational functions into our Louisiana facility.
In the year ended March 31, 2008, we launched our own OTC products division and successfully introduced ranitidine 150 mg OTC in September 2007, cetirizine 10 mg OTC in January 2008 and omeprazole mg OTC in December 2009. During the year ended March 31, 2011, sales of our OTC business in the United States generated revenues of 2,734 million.
In Canada, in the year ended March 31, 2002, we entered into a profit sharing arrangement with distributors to market certain of our generic products. This business generated revenues of 596 million during the year ended March 31, 2011.
In April 2008, we acquired BASF’s pharmaceutical contract manufacturing business and related facility in Shreveport, Louisiana in the United States of America. This business involves contract manufacturing of generic prescription drugs and OTC products for branded and generic companies in the United States. The acquisition strengthened our supply chain for North America (the United States and Canada) and provides a strong platform for pursuing additional growth opportunities. Expansions to the Shreveport facility are being undertaken as more fully described below under the section titled “Global Generics Manufacturing and Raw Materials”.
In March 2011, we acquired from GlaxoSmithKline plc (“GSK”) a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A., the product rights for GSK’s Augmentin® and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The acquisition enables us to enter the U.S. oral antibiotics market with a comprehensive product filing and a dedicated manufacturing site.
Competition
Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors in the U.S. market include Teva Pharmaceutical Industries Limited, Mylan Inc., Watson Pharmaceuticals, Inc., Sandoz, a division of Novartis Pharma A.G., Ranbaxy Laboratories Limited and Caraco Pharmaceuticals Laboratories Limited.
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

•
The PPACA imposes on pharmaceutical manufacturers a variety of additional rebates, discounts and fees. Among other things, the PPACA includes annual, non-deductible fees that go into effect in 2011 for entities that manufacture or import certain prescription drugs and biologics. This fee will be calculated based upon each organization’s percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare, Medicaid and Veterans’ Affairs and Public Health Service discount programs), provided that the manufacturer must have at least $5 million in sales of branded prescription drugs (as defined in the PPACA) or biologics in order to be subject to the fee. Authorized generic products would generally be treated as branded products. The manufacturers’ fee for calendar year 2011 is based upon our sales of branded prescription drugs and biologics for the calendar year 2009, which were below the $5 million threshold, and thus we are not subject to the fee for calendar year 2011. In addition, the PPACA changes the computations used to determine Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program by redefining the average manufacturer’s price (“AMP”), effective October 1, 2010, and by using 23.1% instead of 15% of AMP for most branded drugs and 13% instead of 11% of AMP for generic drugs, effective January 1, 2010. The impact of the Medicaid rebate changes has been accounted for in our consolidated financial statements, but it was not material to our U.S. revenues. The PPACA also increases the number of healthcare entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

•
The PPACA makes several important changes to the federal anti-kickback statute, false claims laws, and health care fraud statutes that may make it easier for the government or whistleblowers to pursue such fraud and abuse violations. In addition, the PPACA increases penalties for fraud and abuse violations.

•
To further facilitate the government’s efforts to coordinate and develop comparative clinical effectiveness research, the PPACA establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in such research. The manner in which the comparative research results would be used by third-party payors is uncertain.

The full impact of the PPACA will be seen as it continues to be implemented, by promulgation of regulations and other administrative and judicial actions. We are continuing to evaluate the impact of the PPACA and how it may affect our business.
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

Our sales of generic drugs in Europe for the year ended March 31, 2011 were 8,431 million, which accounted for 16% of our Global Generics segment’s sales, and represented a decrease of 13% as compared to sales of generic drugs in Europe for the year ended March 31, 2010. This decrease was largely on account of our German operations, which were impacted by lower prices in the market resulting from competitive bidding tenders and other significant changes within the German generic pharmaceutical market, as further explained below. Within Europe, significant sales are generated by beta Holding GmbH (“betapharm”), our German subsidiary. In March 2006, we acquired 100% of betapharm from 3i Group plc, a European private equity firm. This acquisition allowed us to enter the German generics market.
Sales, Marketing and Distribution Network
Germany
In Germany, we sell a broad and diversified range of generic pharmaceutical products under the “betapharm” brand.
Over the last four years, the German pharmaceutical market underwent a significant change. The new healthcare reform (the Statutory Health Insurance (SHI) — Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“GKV — WSG”) (an act to strengthen the competition in public health insurance), which was effective as of April 1, 2007, has significantly increased the power of insurance companies and statutory health insurance funds (“SHI funds”) to influence dispensing of medicines.
Pursuant to the new law, pharmaceutical products covered by rebate contracts with insurance companies have to be prescribed by physicians and dispensed by pharmacies. This has increased the power of insurance funds. As a result, several SHI funds have entered into rebate contracts with pharmaceutical companies, causing pressure on margins. Pursuant to the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model, further tenders were announced by several SHI funds during the year ended March 31, 2011. We participated in these tenders through our wholly-owned subsidiary, betapharm.
Traditionally, the SHI fund contracts had the elements of basic rebate and incremental rebates on additional prescriptions generated through persons insured by these SHI funds. Since the new healthcare reforms, the SHI funds have been aggressive in negotiating rebates for their contracts. Consequently, in recent years they have negotiated higher discounts.
With the above-mentioned discount contracts being effective, and further competitive bidding tenders announced by SHI funds, long term changes in the German market’s structural framework are ongoing. The German generics market has experienced a shift to a tender based supply model from the previous prescription based model, where the key driver for generating sales had previously been doctors’ perceptions and pharmacists’ influence. In response to these market changes, betapharm has undergone a comprehensive restructuring of its sales force, with a reduction of more than 200 employees since we acquired it in March 2006.
United Kingdom and other Countries within Europe
We market our generic products in the United Kingdom and other EU countries through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently market 29 generic products in such countries, representing 103 dosage strengths.
We also seek to expand our presence to other European countries, either directly or through strategic alliances. Other European countries where we have a physical presence and have been able to build our franchise include Romania and Italy. We have a wholly-owned subsidiary in Romania, and our sales in Romania during the year ended March 31, 2011 were 712 million.
We market our generic products in Italy through our Italian subsidiary, Dr. Reddy’s SRL. This subsidiary was formed in the year ended March 31, 2009 in connection with our acquisition of Jet Generici SRL, a company engaged in sale of generic finished dosages in Italy.

Competition
In Germany, we believe that the companies having rebate contracts with SHI funds are gaining market shares. Our key competitors within the German generics market include the Sandoz group of Novartis Pharma A.G. (including its Hexal, Sandoz and 1A Pharma subsidiaries), the Ratiopharm group of Teva Pharmaceutical Industries Ltd. (including its Ratiopharm and CT Arzneimittel subsidiaries) and the Stada group of Stada Arzneimittel AG (including its Stada and Aliud subsidiaries). With the discount contracts with SHI funds becoming effective, prices have become one of the most important competitive factors.
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
Generic or abridged applications omit full non-clinical and clinical data but contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. The majority of our generic applications are made on the basis of essential similarity although other criteria may be applied. In the case of an essentially similar application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is essentially similar to the innovator product with respect to quality, safe usage and continued efficacy. European Union laws prevents regulatory authorities from accepting applications for approval of generics that rely on the safety and efficacy data of an innovator of a branded product until the expiration of the innovator’s data exclusivity period (currently 6 or 10 years from the first marketing authorization in the European Union). The applicant is also required to demonstrate bio-equivalence with the reference product. Once all these criteria are met, a Marketing Authorization may be considered for grant.
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

In Germany, the government continues to focus on reducing health care spending. During the year ended March 31, 2007, the German government passed the Economic Optimization of Pharmaceutical Care Act (or “Arzneimittelversorgungs-Wirtschaftlichkeisgestz” or “AVWG”) which became effective as of May 1, 2006, which was designed to contain increased pharmaceutical costs.
Another German law entitled the “Statutory Health Insurance Competition Strengthening Act” (or“Wettbewerbsstärkungsgesetz” or “GKV — WSG”), which became effective as of April 1, 2007, has significantly increased the ability of insurance companies and SHI funds to influence dispensing of medicines. Pursuant to the GKV — WSG law, pharmaceutical products covered by rebate contracts with insurance companies must be prescribed by physicians and dispensed by pharmacies. This has increased the role of insurance funds in the German pharmaceutical market.
During the fiscal year ended March 31, 2011, the German government introduced a new law entitled “Act on the reorganization of the pharmaceutical market in the public health insurance” (or “Arzneimittel Marktes Neuordnungs Gesetz”, commonly referred to as “AMNOG”), which affects reimbursement of drugs within the Germany’s statutory health care system in order to further control the costs of medical care. The key elements of this law are as follows:
•
Historically, the pharmaceutical companies had been free to set the initial asking price for drugs in the German public health system, subject to certain mandatory rebates. Under this new law, a pharmaceutical company will determine the price for a new drug or new therapeutic indication for the first year after launch, but must submit to the Joint Federal Committee (the Gemeinsamer Bundesausschuss or “G-BA”) a benefit assessment dossier on the drug at or prior to its launch. The G-BA will analyze whether the drug shows an additional clinical benefit in comparison to a corresponding established drug (the “appropriate comparator therapy”).

•
If an additional benefit is established, the pharmaceutical company must negotiate the price of the drug with the Federal Association of the health insurance funds. If no agreement is reached in the negotiation, then the price will be determined pursuant to an arbitration procedure. There must be a minimum term of one year.

•
If no additional benefit is established, the drug is immediately included into a group of drugs with comparable pharmaceutical and therapeutic characteristics, for which maximum reimbursement prices have already been set. If this is not possible due to the drug’s novelty, then the pharmaceutical company must negotiate a reimbursement price with the Federal Association of the health insurance funds that may not exceed the costs of the appropriate comparator therapy.

•	The prices determined pursuant to the above procedures will also apply to private insurance agencies, privately insured persons and self-payers, although they may negotiate further discounts.
•	For drugs developed specifically to treat rare medical conditions that are designated as “orphan drugs”, the orphan drug will be presumed to have an additional benefit under certain circumstances.
•
A new regulation for packaging size to be fully implemented by 2013. Standard sizes will be based upon the duration of therapies, instead of based on fixed quantity. Three different types of package sizes are now allowed: N1-packages for treatment periods of 10 days; N2-packages for treatment periods of 30 days; and N3-packages for treatment periods of 100 days. During the transition period, discrepancies of 20%, 10% and 5% will be respectively accepted for N1, N2 and N3 packages.

•	The law increases the choice to patients by the use of co-payment as an option for patients opting for a non-rebated generic drug.

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
In the AOK tender during the year ended March 31, 2009, we were awarded 8 products (with 33 contracts) covering AOK-insured persons in various regions within Germany, which represented 17% of the overall volume of the products covered by the AOK tender. betapharm was among the top three companies in terms of number of contracts awarded. While our future sales volumes are expected to increase for the products awarded to us under the AOK tender, we expected that our overall profit margins under the AOK tender arrangement were likely to be significantly lower due to decreased prices per unit of product. Also, the products awarded to us in the AOK tender did not include products which we consider to be our key products.
Due to these developments, as at March 31, 2009, we tested the carrying value of our product related intangibles and goodwill for impairment. The impairment test resulted in our recording an impairment loss on certain product related intangibles amounting to 3,167 million and impairment loss of 10,856 million on goodwill of the betapharm cash generating unit during the year ended March 31, 2009. Furthermore, due to the above adverse market developments and consequential impairment losses recorded by us in our betapharm cash generating unit, we also reviewed the useful life of our indefinite life intangible asset trademark/brand — ‘beta’ and revised it to 12 years.
During the year ended March 31, 2010, the adverse conditions continued in the German generics market, with increasing tender activity by a number of SHI funds (in addition to AOK). The SHI funds opted for tenders to a greater degree than we had anticipated during the year ended March 31, 2009. The final results of a majority of these tenders were announced, with a lower than anticipated success rate for betapharm.
Due to such market conditions, we reassessed the impact of these tenders on our future forecasted sales and profits during the year ended March 31, 2010. As a result of this re-evaluation, the carrying amounts of both the product related intangibles and the betapharm cash generating unit were determined to be higher than their respective recoverable amounts. Accordingly, an impairment loss of 2,112 million for the product related intangibles and 6,358 million for the betapharm cash generating unit was recognized in our income statement during the year ended March 31, 2010. Of the impairment loss pertaining to the betapharm cash generating unit, 5,147 million was allocated to the carrying value of goodwill during the year ended March 31, 2010, thereby impairing the entire carrying value. The remaining 1,211 million was allocated to the trademark/brand — ‘beta’, which forms a significant portion of the intangible asset value of the betapharm cash generating unit, during the year ended March 31, 2010.
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
During the quarter ended December 31, 2010, AOK announced a new set of tenders. Our subsidiary betapharm was awarded the tenders for 12 products in 74 lots. The success rate for betapharm’s bids for this tender was increased as compared to prior years, and our revenue is expected to increase for the products won by us in this tender. However, in view of competitive bidding, the selling prices offered are lower. Due to the inconsequential favorable impact on net margins, we concluded that no adjustment to previously recorded impairments losses were necessary.
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
The realignment resulting from this exit from small, distribution driven markets represents an important new focus in our Global Generics segment. Not only has this realignment resulted in consolidation and reduction in the complexity of our operations, it will also enable us to significantly enhance our customer service and to increase our market share in the key geographies where we already have a considerable presence.

Our revenues from other markets of this segment were 3,365 million in the year ended March 31, 2011, as compared to 2,869 million in the year ended March 31, 2010. The other key markets of our Global Generics segment include Venezuela, South Africa, New Zealand, Brazil, Jamaica, Sri Lanka and Vietnam.
Our revenues from Venezuela were 1,162 million in the year ended March 31, 2011, as compared to 1,105 million in the year ended March 31, 2010, with such increase primarily due to increases in both sales volumes and prices. The increase in prices was largely attributable to Venezuela’s high inflation rates during these periods. The benefit of these price increases was partially offset by a devaluation in the exchange rate by the Venezuelan government effective as of January 1, 2011.
In South Africa, we operate through our wholly-owned subsidiary, Dr. Reddy’s Laboratories (Proprietary) Limited. Previously we held a controlling interest of 60% and Calshelf Investments 214 (Proprietary) Limited held a non-controlling interest of 40% in this entity. During the year ended March 31, 2011, we acquired the 40% non-controlling interest, and the entity became our wholly-owned subsidiary. Our revenues from this country were 694 million in the year ended March 31, 2011, as compared to 444 million in the year ended March 31, 2010. This increase in revenues was primarily due to an increase in sales volumes of our key brand Omez, our brand of omeprazole, as well as the launch of two new products, moxifloxacin and desloratidine.
In Australia, during the year ended March 31, 2011 we received approvals for three new products, amlodipine, terbinafine and risperidone, and commenced selling the latter two products. In Australia, we operate through Dr. Reddy’s Laboratories (Australia) Pty Ltd. which, in past years, was a joint venture in which we owned a 70% equity interest. During the year ended March 31, 2010, we acquired the remaining 30% stake in such joint venture from the minority equityholders, and it is now our wholly-owned subsidiary.
GSK Alliance
During the year ended March 31, 2010, we entered into a strategic partnership with GlaxoSmithKline plc (“GSK”) to develop and market select products across emerging markets outside India. This partnership will expand our reach in emerging economies, and leverage our product portfolio and process development strengths with GSK’s market knowledge and presence in such markets. The products will be manufactured by us, and will be licensed and supplied to GSK in markets such as Latin America, Africa, the Middle East and Asia Pacific, excluding India. Considering the time required to file the dossiers in various markets, to obtain their approval from the respective authorities and to launch the products, this alliance is expected to make a meaningful contribution to our revenues only after a period of two to three years.
Global Generics Manufacturing and Raw Materials
Manufacturing for our Global Generics segment entails converting active pharmaceutical ingredients (“API”) into finished dosages. As of March 31, 2011, we had eight manufacturing facilities within this segment. Six of these facilities are located in India and two are located in the United States (Shreveport, Louisiana and Bristol, Tennessee). We also have one packaging facility in the United Kingdom. Two of the Indian facilities, one each at Hyderabad and Vizag, are also U.S. FDA compliant. During the year ended March 31, 2010, the two facilities in India and the one in Louisiana were inspected by the U.S. FDA and there were no major open audit observations. The manufacturing site in Vizag, India is a state of art facility for the manufacture of injectable form and potent products. The Vizag facility has satisfactorily passed inspection by the National Health Surveillance Agency (also known as “ANVISA”) of Brazil and by the German drug regulator Bundesinstitut für Arzneimittel und Medizinprodukte (also known as “BfARM”). These facilities are designed in accordance with Good Manufacturing Practice (“GMP”) requirements and are used for the manufacture of tablets and hard gelatin capsules, for sale in India as well as regulated and highly regulated markets.
We manufacture most of our finished products at these facilities and also use third-party manufacturing facilities as we determine necessary. We also purchase some products from approved third parties based on the necessity and requirement of our markets. For each of our products, we endeavor to identify alternate suppliers of our products and the processes applicable to our products.

For the products intended to be sold in highly regulated markets, such as the United States, Europe, Australia, New Zealand, South Africa and Brazil, we are required to identify the suppliers of active raw materials for our products in the drug applications and dossiers. If raw materials for a particular product become unavailable from an approved source specified in a drug application, we are required to qualify a substitute supplier with the regulatory authorities, which could interrupt the manufacturing of the affected product. To the extent practicable, we attempt to identify more than one supplier in each drug application or make plans for alternate vendor development from time to time, considering the supplier’s history and future product requirements. However, some raw materials are available only from a single source and, in some of our drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist. In addition, we obtain a significant portion of our inactive pharmaceutical ingredients from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, respective country regulations, various import duties and other government clearances.
The prices of our raw materials generally fluctuate in line with commodity cycles, though the prices of raw materials used in our Generics business are generally more volatile. Raw material expense forms the largest portion of our operating expenses. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies.
In addition to our manufacturing facilities within India, we have manufacturing and packaging facilities outside India (such as our packaging facility at Beverley, United Kingdom, our manufacturing facilities at Shreveport, Louisiana, and Bristol, Tennessee, U.S.A.) and contract manufacturing sites. All these sites are approved by the respective regulatory bodies in the jurisdictions where they are located. In Germany, betapharm’s products are mainly manufactured at our facilities in India and through some contract manufacturers at third party locations. We intend to continue shifting the manufacturing of betapharm products to our facilities in India. The logistics services for storage and distribution in Germany are outsourced to a third party service provider.
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
Product Transfers and Capacity Expansion
To meet growing demand in regulated markets, we are in the process of making one additional finished dosage facility currently serving branded markets U.S. FDA compliant. This will ease the pressure and optimize the capacities across our plants. Furthermore, we are also in the process of expanding our existing facilities and setting up new manufacturing facilities, including a plant which is part of a Special Economic Zone.
Shreveport Expansion
In July 2010, we entered into an agreement with the state of Louisiana, in the United States of America, to expand our Shreveport operations with tax incentives and support from the state and local governments. The project aims to retain over 161 jobs while adding approximately 73 new jobs, and represents a capital investment of up to U.S.$16.5 million.

The plans to expand the scope and scale of our Shreveport facility are driven by a combination of several factors including, among other considerations, the strategic fit of the products and capabilities of the site with our corporate growth objectives, the work ethic of the people of North Louisiana, and the state and local tax incentives offered to us.
The 300,000-square-foot Shreveport facility is the largest producer of silver sulfadiazine cream and the second-largest producer of ibuprofen for the North American (the United States and Canada) market. This planned expansion will allow us to support multiple new products at the site.
Pharmaceutical Services and Active Ingredients Segment (“PSAI”)
Our PSAI segment accounted for 26% of our total revenues for the year ended March 31, 2011. This segment includes active pharmaceutical ingredients and intermediates (“API”), also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. This segment also includes contract research services and the manufacture and sale of API and steroids in accordance with specific customer requirements.
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
Sales, Marketing and Distribution
Emerging Markets. India is an important emerging market, accounting for 13% of the PSAI segment’s revenues in the year ended March 31, 2011. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. In India, our top six products are ciprofloxacin, ranitidine, clopidogrel, ramipril, losartan potassium and ibuprofen. The market in India is highly competitive, with severe pricing pressure and competition from cheaper Chinese imports in several products.
In India, our sales team works closely with our sales agents to market our products. We market our products through these sales agents, commonly referred to as “indenting agents,” with a focus on regional sales and marketing. The sales are made directly from the factory.
Our sales to other emerging markets were 6,838 million for the year ended March 31, 2011. Our other key emerging markets include Israel, Turkey, Brazil, Mexico, South Korea, Japan, Bangladesh, Malaysia, Saudi Arabia, Argentina, Australia, Jordan, Egypt, Thailand, Chile, Singapore, China, Taiwan, Peru, Uruguay, Indonesia, Tunisia and Colombia. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our strategy is to build relationships with top customers in each of these markets and partner with them in product launches by providing timely technical and analytical support.

Developed Markets. Our principal markets are North America (the United States and Canada) and Europe. In the United States and Europe, over the next two years, a large number of products are expected to lose patent protection, providing growth opportunities for our API business. We have been marketing API in the United States for over a decade. We market through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.
With respect to API, we filed 70 DMFs worldwide in the year ended March 31, 2011, 21 of which were filed in the United States, 3 in Canada, 16 in Europe and 30 in other countries. With these filings, we have a total of 173 U.S. DMFs filed as of March 31, 2011. Also, as of March 31, 2011, we had filed 102 DMFs in Europe and had 38 certificates of suitability granted by European authorities.
Including our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India), as of March 31, 2011, we have made a total of 476 filings worldwide. For most of these, we are either already supplying commercial quantities or development quantities of API to various generic formulators.
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
India. All of the facilities in India are located in the state of Andhra Pradesh. With over 840 reactors of different sizes offering 2.6 million liters of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. We also source several APIs from third party suppliers for the emerging markets to optimally utilize our in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During the year ended March 31, 2011, approximately 5% of our total revenues resulted from sales of API procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.
Our API outsourcing activities were improved during the year ended March 31, 2011 as a result of a new initiative to strengthen our relationships with our API vendors, who we view as our business partners, through a dedicated quality assurance team. This initiative has helped us maintain a strong and sustaining supply chain. In line with our philosophy of ensuring that our business partners grow with us, we have implemented a strong infrastructure to improve the performance of our partners, both in volume and quality. This includes a dedicated team of professionals from our technical, quality and commercial teams working with the partners, as well as a dedicated quality laboratory and a development laboratory. This has further helped us to mitigate risks due to single source and quality related issues.
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
Competition
The global API market can broadly be divided into highly regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The highly regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. During the year ended March 31, 2011, the competitive environment for the API industry underwent significant changes. These changes included increased consolidation in the global generics industry and vertical integration of some key generic pharmaceutical companies. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Hetero Drugs Limited, Divi’s Laboratories Limited, Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Matrix Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.
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
During the year ended March 31, 2011, we leveraged our semi-virtual research and development model to expand our portfolio of drug discovery, differentiated and specialty formulations programs. This was achieved by efficiently collaborating with discovery biotechnology companies and service providers, and tapping their expertise in the niche areas of our interest. We also successfully progressed towards building a sustainable mix of proprietary, branded research and development portfolio with significantly reduced fixed costs.
Proprietary Products business
In our Proprietary Products segment, we actively pursue discovery and development of new molecules, sometimes referred to as “New Chemical Entities” (or “NCEs”) and differentiated formulations. Our research and development programs focus on the following therapeutic areas:
•	metabolic disorders;
•	cardiovascular disorders;
•	bacterial infections;
•	dermatological indications; and
•	pain and inflammation.

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2011, we employed a total of 75 scientists, including approximately 11 scientists who held Ph.D. degrees, across all of this segment’s locations. For NCEs, differentiated and specialty formulations, we pursue an integrated research strategy through a mix of translational, formulation and analytical research at our laboratories. Our research strategy focuses on discovery of new molecular targets, designing of screening assays to screen promising molecules and developing novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.
While we continue to seek licensing and development arrangements with third parties to further develop our product pipeline, we also conduct clinical development of some candidate drugs ourselves, which will enable us to derive higher value for our products. Our goal is to balance internal development of our own product candidates with in-licensing of promising compounds that complement our strengths. We also pursue licensing and joint development of some of our lead compounds with companies looking to implement their own product portfolio.
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
In April 2010, we completed Phase I clinical studies for DRL 17822, a selective inhibitor of cholesterylester transfer protein (or “CETP”), for the treatment of dyslipidemia, atherosclerosis and associated cardiovascular diseases. The compound showed potent elevation in high-density lipoprotein (or “HDL”) cholesterol and reduction of atherosclerotic plaques in animals, and has a clean safety profile in preclinical studies. We also conducted Phase II enabling non-clinical studies during the year ended March 31, 2011, and filed a clinical trial application for conducting Phase II studies with the U.S. FDA.
During the year ended March 31, 2011, we entered into collaborations with discovery biotechnology companies to initiate new chemical entities (“NCEs”) and differentiated formulations programs in the therapeutic areas of our interest.
During the year ended March 31, 2011, we initiated a Phase III clinical trial for DRL-NAB-P2 targeting onchomycosis and filed Investigational New Drug (“IND”) applications with the U.S. FDA for DFA-02 targeting bacterial infections, DRL-NAB-P5 targeting Psoriasis and DRL-NAB-P6 also targeting Psoriasis.
Our investments into research and development of NCEs, differentiated formulations and specialty formulations have been consistently focused towards developing promising therapeutics. The compounds currently under active development in our pipeline include:

Compound	Therapeutic Area	Status	Remarks
New Chemical Entities (NCEs)

DRF 2593	Metabolic disorders	Phase III	In Phase III clinical testing for Type 2 diabetes partnered with Nordic Biosciences
DRL 17822	Metabolic disorders/ Cardiovascular disorders	Phase II	Targeting dyslipidemia / atherosclerosis
Differentiated and Specialty Formulations
DRL-NAB-P2	Onchomycosis	Phase III	In Phase III clinical testing for Onchomycosis
DRL-NAB-P5	Psoriasis	Clinical	Targeting Psoriasis
DRL-NAB-P6	Psoriasis	Clinical	Targeting Psoriasis
DFA-02	Anti-Infectives	Clinical	Targeting bacterial infections
DFP-02	Migraine	Clinical	Targeting Migraines

Patents. The status of our patents filed and issued as of March 31, 2011 is summarized below:

	USPTO(1)	USPTO(1)	PCT(2)	India	India
Category	(Filed)	(Granted)	(Filed)	(Filed)	(Granted)
Anti-diabetic	85	15	62	117	45
Anti-cancer	18	10	14	45	15
Anti-bacterial	8	6	10	22	4
Anti-inflammation/Cardiovascular	40	20	28	21	2
Anti-ulcerant	1	1	—	1	—
Miscellaneous	4	1	3	23	8
Differentiated formulations	3 (provisional)	—	4	2 (provisional)	—

TOTAL	159	53	121	231	74

(1)	“USPTO” means the United States Patent and Trademark Office.

(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.
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
Promius Pharma
Promius Pharma is our subsidiary in Bridgewater, New Jersey in the United States of America focusing on our U.S. Specialty Business — i.e., development and sales of branded specialty products. It has a portfolio of in-licensed patented dermatology products and off-patent cardiovascular products. It also has an internal pipeline of dermatology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, onychomycosis, acne, psoriasis and androgenic alopecia. It has commercialized three products: EpiCeram®, which is a skin barrier emulsion for the treatment of atopic dermatitis; Scytera™, which is foam for the treatment of psoriasis; and Promiseb™, which is a cream for the treatment for seborrheic dermatitis. Over the last year, since the business has been launched, Promius Pharma has been able to enter into successful partnerships with companies such as Ceragenix, Foamix, Sinclair and Antares for in-licensing of products. It also leverages on our research, development and manufacturing facilities at Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, pre-clinical and clinical studies. Promius Pharma has approximately 50 sales representatives in the field. Its sales force targets physicians in the field of dermatology and is supported by a direct marketing team and a public relations program. In addition to its sales force, Promius Pharma’s account managers also call on purchasing agents for drug wholesalers and chain drug stores.
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
On March 31, 2011, through our wholly owned subsidiary Promius Pharma LLC, we entered into a collaboration agreement with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.) (“Coria”) for the right to manufacture, distribute and market its Cloderm® (clocortolone pivalate 0.1%) product in the United States. Cloderm® is a cream used for treating dermatological inflammation, and is an existing U.S. FDA approved product. In addition to acquiring all relevant U.S. FDA product regulatory approvals and intellectual property rights (other than trademarks) associated with Cloderm®, we also acquired an underlying raw material supply contract and an exclusive license to use the trademark “Cloderm®” for a period of 8 years. The rights and ownership of this trademark are to be transferred from Coria to us at the end of the 8th year, subject to our payment of all royalties under the contract. Consideration for these transactions includes an upfront payment of 1,605 million (U.S. $36 million) in cash and contingent consideration in the form of a royalty equal to 4% of our net sales of Cloderm® in the United States during the 8 year trademark license period.

4.C. Organizational structure
Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2011:

		Percentage of Direct/
	Country of	Indirect Ownership
Name of Subsidiary	Incorporation	Interest
DRL Investments Limited	India	100%
Reddy Pharmaceuticals Hong Kong Limited	Hong Kong	100%
OOO JV Reddy Biomed Limited	Russia	100%
Reddy Antilles N.V.	Netherlands	100%
Reddy Netherlands B.V.	Netherlands	100	%(1)
Reddy US Therapeutics, Inc.	U.S.A.	100	%(1)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100	%(10)
Dr. Reddy’s Farmaceutica do Brasil Ltda	Brazil	100%
Cheminor Investments Limited	India	100%
Aurigene Discovery Technologies Limited	India	100%
Aurigene Discovery Technologies, Inc.	U.S.A.	100	%(3)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33	%(4)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100	%(10)
Dr. Reddy’s Laboratories (U.K.) Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100	%(12)
Reddy Cheminor S.A.	France	100	%(2)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
Dr. Reddy’s Bio-sciences Limited	India	100%
Promius Pharma LLC (formerly Reddy Pharmaceuticals, LLC)	U.S.A.	100	%(6)
Trigenesis Therapeutics, Inc.	U.S.A.	100%
Industrias Quimicas Falcon de Mexico, SA de CV	Mexico	100%
Reddy Holding GmbH	Germany	100	%(7)
Lacock Holdings Limited	Cyprus	100%
betapharm Arzneimittel GmbH	Germany	100	%(8)
beta Healthcare Solutions GmbH	Germany	100	%(8)
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	Germany	100	%(8)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia SPA	Italy	100	%(7)
Dr. Reddy’s Laboratories (Australia) Pty Ltd.	Australia	100%
Dr. Reddy’s Laboratories SA	Switzerland	100%
Eurobridge Consulting B.V.	Netherlands	100	%(1)
OOO DRS LLC	Russia	100	%(9)
Aurigene Discovery Technologies(Malaysia ) Sdn, Bhd	Malaysia	100	%(3)
Dr. Reddy’s New Zealand Limited (formerly Affordable Healthcare Limited)	New Zealand	100	%(10)
Dr. Reddy’s Laboratories Ilac Ticaret Limited	Turkey	100%
Dr. Reddy’s SRL (formerly Jet Generici SRL)	Italy	100	%(11)
Chirotech Technology Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100	%(6)
Dr. Reddy’s Pharma SEZ Limited	India	100%
Dr. Reddy’s Laboratories International SA	Switzerland	100	%(8)
Idea2Enterprises (India) Pvt. Limited	India	100%
Dr. Reddy’s Laboratories Romania SRL	Romania	100	%(10)
I-Ven Pharma Capital Limited	India	100	%(13)
Dr. Reddy’s Venezuela, C.A	Venezula	100	%(13)
Dr. Reddy’s Laboratories Tennessee, LLC	U.S.A	100	%(6)

(1)	Indirectly owned through Reddy Antilles N.V.

(2)	Subsidiary under liquidation.

(3)	Indirectly owned through Aurigene Discovery Technologies Limited.

(4)
Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as we hold a 51.33% stake; However, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.

(6)	Indirectly owned through Dr. Reddy’s Laboratories, Inc.

(7)	Indirectly owned through Lacock Holdings Limited.

(8)	Indirectly owned through Reddy Holding GmbH.

(9)	Indirectly owned through Eurobridge Consulting B.V.

(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.

(11)	Indirectly owned through Reddy Pharma Italia SPA.

(12)	We acquired the 40% non-controlling interest in August 2010.

(13)	Indirectly owned through DRL Investments Limited
Macred India Private Limited, India was our wholly-owned subsidiary until July 19, 2010, at which time we sold an 80% controlling interest in the entity and retained a 20% non-controlling interest.

4.D. Property, plant and equipment
The following table sets forth current information relating to our principal facilities:

	Approximate	Built up		Installed		Actual
Location	Area	Area	Certifications	Capacity		Production
	(Square feet)	(Square feet)
Pharmaceutical Services and Active Ingredients				3,831	(8)(11)	3,267	(8)(11)
Bollaram, Andhra Pradesh, India	734,013	369,008	U.S. FDA and EUGMP	See above(11)		See above(11)
Bollaram, Andhra Pradesh, India	648,173	383,542	U.S. FDA and EUGMP	See above(11)		See above(11)
Bollaram, Andhra Pradesh, India	715,610	217,515	U.S. FDA and EUGMP	See above(11)		See above(11)
Jeedimetla, Andhra Pradesh, India	228,033	102,464	U.S. FDA and EUGMP	See above(11)		See above(11)
Miryalaguda, Andhra Pradesh, India	3,402,907	447,693	U.S. FDA and EUGMP	See above(11)		See above(11)
Pydibheemavaram, Andhra Pradesh, India	2,668,465	1,007,643	U.S. FDA and EUGMP	See above(11)		See above(11)
Pydibheemavaram, Andhra Pradesh, India	792,786	54,338		See above(11)		See above(11)
Miyapur, Andhra Pradesh, India	113,256	85,736	ISO 27001: 2005 Information Security Management System	N/A		N/A
Jeedimetla, Andhra Pradesh, India	68,825	23,538	ISO 27001: 2005 Information Security Management System	N/A		N/A

	Approximate	Built up		Installed		Actual
Location	Area	Area	Certifications	Capacity		Production
	(Square feet)	(Square feet)
Cuernavaca, Mexico	2,774,378	1,345,488	(1)	3,500	(8)	2,000	(8)
Mirfield, United Kingdom	1,785,960	653,400	ISO 9001:2008, MHRA (UK) and U.S. FDA	(12)		(12)
Cambridge, United Kingdom(5)	9,383	9,383		N/A		N/A
Global Generics				5,581	(6)(7)(13)	4,282	(6)(13)
Bollaram, Andhra Pradesh, India	217,729	103,894	(2)	See above(13)		See above(13)
Bachupally, Andhra Pradesh, India	1,306,372	425,554	(3)	See above(13)		See above(13)
Yanam, Pondicherry, India	457,000	34,526	—	See above(13)		See above(13)
Baddi, Himachal Pradesh, India	786,261	148,711	—	See above(13)		See above(13)
Bachupally, Andhra Pradesh, India	798,982	105,924	(2)	13,852	(9)	6,951	(9)
Bachupally, Andhra Pradesh, India	783,823	496,201	(4)	11,727	(6)(10)	6,656	(6)
Duvvada, Andhra Pradesh, India	691,322	73,334		N/A		N/A
Visakhapatnam, Andhra Pradesh, India
Beverley, East Yorkshire, United Kingdom	81,000	32,500	U.K. Medicine Control Agency, British Retail Consortium	N/A		N/A
Shreveport, Lousiana, United States	1,817,123	335,000	U.S. FDA	5,875	(6)(10)	2,078	(6)
Bristol, TN, United States	1,742,400	390,000	U.S. FDA	2,460	(6)(10)	5	(6)
Proprietary Products(10)
Miyapur, Andhra Pradesh, India	445,401	153,577	—	N/A		N/A

(1)
U.S. FDA; Therapeutic Goods Administration, Australia; Danish Medicines Agency, Denmark; U.S. Prescription Drug Marketing Act; Ministry of Health, Labour and Welfare, Japan; Secretaría de Salud y Asistencia, Mexico.

(2)
Ministry of Health, Uganda; Brazilian National Agency of Sanitary Surveillance (“ANVISA”), Brazil; National Medicines Agency, Romania; Ministry of Health, Ukraine; Gulf Cooperation Council (“GCC”) group of countries.

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

(5)	Leased facilities.

(6)	Million units.

(7)	On a single shift basis.

(8)	Tons.

(9)	Grams.

(10)	Three shift basis

(11)	Represents the aggregate capacity and production for the first seven facilities listed in this table under PSAI.

(12)	Capacity and production at this facility is not separately tracked.

(13)	Represents the aggregate capacity and production for the first four facilities listed in this table under Global Generics.
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
Global Generics
We are in the process of completing construction of another manufacturing plant at Baddi, Himachal Pradesh, India, in addition to a plant which already existed at this location. The new plant is intended for the manufacture of tablet and capsule finished dosages for our Global Generics segment. The project at Baddi is eligible for certain financial benefits, which include exemption from income tax for a specific period, offered by the Government of India to encourage industrial growth in the state of Himachal Pradesh, India.
We have completed construction of a facility at a Special Economic Zone located in Visakhapatnam, Andhra Pradesh, India for the manufacture of oral and injectable cytotoxic finished dosages for our Global Generics segment. In November 2009, the U.S. FDA audited this facility and declared that we had resolved all Form 483 open items, enabling us to initiate the manufacture and supply of products from this facility to the United States, subject to the approval of product specific ANDAs. During June 2010, we commenced operations at this facility by manufacturing and exporting anastrazole tablets.
We are in the process of constructing a manufacturing plant at Devunipalavalasa, Ranasthalam Mandal, Andhra Pradesh, India, where our property has been designated as a Special Economic Zone under the applicable laws of the Government of India. The new plant is intended for the manufacture of new molecules, and certain high volume products of our Global Generics segment.
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
Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers (generally formulation manufacturers) from our factories. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by us on delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from the parent company or its consolidated subsidiaries. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by us upon delivery of the products to the customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

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
Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment upon inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. Non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the period in which we have continuing substantive performance obligations. Milestone payments which are non-refundable and contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, if the milestones are considered substantive, or over the period we have continuing substantive performance obligations, if the milestones are not considered substantive. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.
Set forth below are the main items that accounted for a reduction in our gross revenue for the year ended March 31, 2011. The following discussion refers to the operations of our U.S. Generics business. It is in our U.S. Generics business that this particular feature of the pharmaceutical industry (i.e., returns, chargebacks, rebates, discounts and Medicaid payments) is significant to our financial statements. The estimates of “gross-to-net” adjustments for our operations in India and other countries outside of the U.S. relate mainly to sales return allowances in all such operations and certain rebates to healthcare insurance providers specific to our German operations. The pattern of such sales return allowances is generally consistent with our gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by us.
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

•
Sales Return Allowances. We account for sales returns by recording a provision based on our estimate of expected sales returns. We deal in various products and operate in various markets. Accordingly, our estimate of sales returns is determined primarily by our experience in these markets. In respect of established products, we determine an estimate of sales returns provision primarily based on historical experience of such sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all of these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors.

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

•
Cash Discounts. We offer cash discounts to our customers, generally at 2% of the gross sales price, as an incentive for paying within invoice terms, which generally range from 45 to 90 days. Accruals for such cash discounts do not involve any significant variables, and the estimates are based on the gross sales price and agreed cash discount percentage at the time of invoicing.

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 82% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2011. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:
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

(b)
Unit pricing rate — As at any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1.5 months of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual relates to only such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2011, 2010 and 2009, respectively, and ended March 31, 2011, 2010 and 2009, respectively, on our estimated inventory levels computed based on the methodology mentioned above (see “Chargebacks” above). We noted that the impact on net sales on account of such price variation was negligible.

In view of this, we believe that the calculations are not subject to a level of uncertainty that warrants a probability-based approach. Accordingly, we believe that we have been reasonable in our estimates for future chargeback claims and that the amounts of reversals or adjustments made in the current period pertaining to the previous year’s accruals are immaterial. Further, this data is not determinable except on occurrence of specific instances or events during a period, which warrant an adjustment to be made for such accruals. A roll-forward for each major accrual for our U.S. Generics operations is presented in Item 5.A. (“Operating Results”) below for our fiscal years ended March 31, 2009, 2010 and 2011, respectively.
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
A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2009, 2010 and 2011, respectively:
(All Values in U.S.$ Millions)

Particulars	Chargebacks	Rebates	Medicaid	Sales Return
Beginning balance: April 1, 2008	59	26	4	6
Current provisions relating to sales in current year	440	47	4	5
Provisions and adjustments relating to sales in prior years	*	(5)	2	—
Credits and payments**	(441)	(38)	(4)	(3)
Ending balance: March 31, 2009	58	30	6	8

Beginning Balance: April 1, 2009	58	30	6	8
Current provisions relating to sales in current year	578	57	9	5

Particulars	Chargebacks	Rebates	Medicaid	Sales Return
Provisions and adjustments relating to sales in prior years	*	2	(3)	(1)
Credits and payments**	(580)	(68)	(9)	(4)
Ending Balance: March 31, 2010	56	21	3	8

Beginning Balance: April 1, 2010	56	21	3	8
Current provisions relating to sales in current year	644	104	6	6
Provisions and adjustments relating to sales in prior years	*	2	1	—
Credits and payments**	(620)	(87)	(6)	(5)
Ending Balance: March 31, 2011	80	40	4	9

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
Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.
Non-derivative financial assets
Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except for those instruments that are designated as being fair value through profit and loss upon initial recognition. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.
Cash and cash equivalents
Cash and cash equivalents consist of current cash balances and time deposits with banks. Bank overdrafts that are repayable on demand and form an integral part of our cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Held-to-maturity investments
If we have the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held to maturity financial assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to the initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses. As at March 31, 2011, we did not have any held-to-maturity investments.
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
Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is expected in one year or less in the normal operating cycle of the business if longer.
Trade receivables
Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less or in the normal operating cycle of the business if longer, they are classified as current assets.
Others
Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
We derecognize a financial asset when the contractual right to the cash flows from that asset expires, or when there is a transfer of the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, we have a legal right to offset the amount and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Non-derivative financial liabilities
We initially recognize debt instruments issued on the date that they originate. All other financial liabilities are recognized initially on the trade date, which is the date that we become a party to the contractual provisions of the instrument.
We derecognize a financial liability when its contractual obligations are discharged, cancelled or expired. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized as profit or loss.
Non-derivative financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to the initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Derivative financial instruments
We hold derivative financial instruments to hedge our foreign currency exposure. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized directly in other comprehensive income/(loss) and presented within equity, to the extent that the hedge is effective. Upon the initial designation of the derivative as a hedging instrument, we formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. We make an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% - 125% relative to the gain or loss on the hedged items. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss.
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
Accounting policy on foreign currency risk
In addition to the use of derivative financial instruments to hedge foreign currency exposure, we designate certain non-derivative financial liabilities, denominated in foreign currencies, as hedges against foreign currency exposures associated with highly probable forecasted foreign currency sales transactions. Accordingly, exchange differences arising on translation of such non-derivative liabilities are recognized directly in other comprehensive income/(loss) and presented within equity, to the extent that the hedge is effective. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss) remains there until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income/(loss) is transferred to profit or loss in the same period that the hedged item affects profit or loss.
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

We measure goodwill at the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by us to the previous owners of the acquiree, and equity interests issued by us. Consideration transferred also includes the fair value of any contingent consideration. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. We measure any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree. Transaction costs that we incur in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.
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
Our internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where the recognition criteria are met, however, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2011, no internal drug development expenditure amounts have met the recognition criteria.

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
A substantial portion of our current research and development activities relates to the development of bio-equivalent generic products, which do not require clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2011 were 5,060 million, which was approximately 7% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2011, 2010 and 2009 represented approximately 79%, 83% and 85%, respectively, of our total research and development expenditures.
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
Payments to in-license products and compounds from third parties generally taking the form of up-front payments and milestones are capitalized. Our criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable). Historically, whenever we have purchased or in-licensed products, either regulatory approval for the products were available from our counterparties or there were other contractual terms providing for a refund should the regulatory approvals not be received.
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
Litigations
We are involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. We assess the need to make a provision for a liability for such claims and record a provision when we determine that a loss related to a matter is both probable and reasonably estimable.
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

5.A. Operating results
The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	( in millions)
	For the Year Ended March 31,
	2009		2010		2011
		Revenues		Revenues		Revenues
		% to		% to		% to
	Revenues	total	Revenues	total	Revenues	total
Global Generics	49,790	72	48,606	69	53,340	71
Pharmaceutical Services and Active Ingredients	18,758	27	20,404	29	19,648	26
Proprietary Products	294	—	513	1	532	1
Others	599	1	754	1	1,173	2

Total	69,441	100	70,277	100	74,693	100

The following table sets forth, for the periods indicated, our gross profits by segment:

	( in millions)
	For the Year Ended March 31,
	2009		2010		2011
		Gross profit		Gross profit		Gross profit
		% to		% to		% to
	Gross profit	Revenue	Gross profit	Revenue	Gross profit	Revenue
Global Generics	30,448	61	29,146	60	34,499	65
Pharmaceutical Services and Active Ingredients	5,595	30	6,660	33	5,105	26
Proprietary Products	196	67	396	77	382	72
Others	261	44	138	18	277	24

Total	36,500	53	36,340	52	40,263	54

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage Increase/(Decrease)
	For the Year Ended March 31,			For the Year Ended March 31,
	2009	2010	2011	2009 to 2010	2010 to 2011
Revenues	100	100	100	1	6
Gross profit	53	52	54	—	—
Selling, general and administrative expenses	30	32	32	7	5
Research and development expenses	6	5	7	(6)	33
Impairment loss on other intangible assets	5	5	0	9	NC
Impairment loss on goodwill	16	7	0	NC	NC
Other (income)/expense, net	—	(1)	(2)	NC	NC
Results from operating activities	(4)	4	17	NC	NC
Finance income/(expense), net	(2)	—	—	NC	NC
Profit/(loss) before income taxes	(6)	4	17	NC	NC
Income tax (expense)/benefit, net	(2)	(1)	(2)	NC	NC
Profit/(loss) for the period	(8)	3	15	NC	NC

NC =	Not comparable

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010
Revenues
•
Our overall consolidated revenues were 74,693 million for the year ended March 31, 2011, an increase of 6% as compared to 70,277 million for the year ended March 31, 2010. Revenue growth for the year ended March 31, 2011 was largely driven by our Global Generics segment.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	( in millions)
	For the Year Ended March 31,
	2009		2010		2011
		Revenues		Revenues		Revenues
		% to		% to		% to
	Revenues	total	Revenues	total	Revenues	total
North America (the United States and Canada)	24,012	35	21,269	30	23,260	31
Europe	18,047	26	16,779	24	16,058	21
Russia and other countries of the former Soviet Union	7,623	11	9,119	13	10,858	15
India	11,460	16	12,808	18	14,314	19
Others	8,299	12	10,302	15	10,203	14

Total	69,441	100	70,277	100	74,693	100

•
Revenues from our Global Generics segment were 53,340 million for the year ended March 31, 2011, an increase of 10% as compared to 48,606 million for the year ended March 31, 2010. North America (the United States and Canada), Germany, India and Russia were the four key markets for our Global Generics segment, contributing approximately 85% of the revenues of this segment for the year ended March 31, 2011.

•	Revenues from our PSAI segment were 19,648 million for the year ended March 31, 2011, representing a decrease of 4% from this segment’s revenues for the year ended March 31, 2010.
•
During the year ended March 31, 2011, the average Indian rupee/U.S.$ exchange rate and the average Indian Rupee/Euro exchange rate appreciated by approximately 4% and 10%, respectively, compared to the average exchange rates in the year ended March 31, 2010. This change in the exchange rates resulted in lower reported revenue growth rates because of the decrease in rupee realization from sales in U.S. dollars and Euros.

•
Our provision for sales returns during the year ended March 31, 2011 was 731 million, as compared to 932 million during the year ended March 31, 2010. This decrease in our provision was primarily due to lower sales returns processed by us during the year ended March 31, 2011, as compared to our earlier estimates. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.1 of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. As we progressed through the year ended March 31, 2011, we noted a decrease in our returns and, accordingly, reevaluated our estimate. The decrease in sales returns was partly attributed to a one-time return in the U.S. market due to a product odor issue during the year ended March 31, 2010 which did not re-occur during the year ended March 31, 2011. For further information regarding our sales return provisions, see Note 22 to our consolidated financial statements.

Revenues Segment analysis
Global Generics
Revenues from our Global Generics segment were 53,340 million for the year ended March 31, 2011, an increase of 10% as compared to 48,606 million for the year ended March 31, 2010. North America (the United States and Canada), Germany, India and Russia were the four key markets for our Global Generics segment, contributing approximately 85% of the revenues of this segment for the year ended March 31, 2011. The revenue growth was largely led by our key markets of North America (the United States and Canada), Russia and India. This growth was partly offset by the decrease in the Germany market on account of increasing pricing pressures due to competitive tenders.
North America (the United States and Canada). Our revenues from North America (the United States and Canada) for the year ended March 31, 2011 were 18,996 million, representing an increase of 13% as compared to our revenues of 16,817 million for the year ended March 31, 2010. In absolute dollar currency terms (i.e., without taking into account the effect of currency exchange rates), such revenues grew by 18% in the year ended March 31, 2011 as compared to the year ended March 31, 2010. The growth was driven by new products launched in the year ended March 31, 2011. During the year ended March 31, 2011, we launched 11 new products, with some of the key ones being: amlodipine benazapril, tacrolimus, lansoprazole, fexofenadine pseudoephedrine (180/240 mg) and zafirlukast. We launched fexofenadine-pseudoephedrine (180/240 mg) on January 31, 2011 after the District Court of New Jersey lifted the preliminary injunction previously granted to Sanofi-Aventis. The U.S. FDA, which had previously only approved fexofenadine for prescription sales in the United States, approved fexofenadine for over-the-counter sales in the United States in January 2011. We were allowed to liquidate our inventory in the United States after the U.S. FDA’S approval of over-the-counter sales and this limited period launch contributed to our growth for the year ended March 31, 2011. According to IMS Health, twenty five products in our prescription portfolio are ranked among the top 3 in U.S. market shares for the year ended March 31, 2011.
During the year ended March 31, 2011, over-the-counter products constituted approximately 14% of our total revenue in North America (the United States and Canada). Key over-the-counter products in this segment include omeprazole magnesium and ranitidine. We expect to introduce more new over-the-counter products in this segment, and expect them to be a key growth driver, in the future.
During the year ended March 31, 2011, we made 21 new ANDA filings, bringing our cumulative ANDA filings to 179. We now have 76 ANDAs pending approval at the U.S. FDA, out of which 38 are Paragraph IV filings and 10 have first to file status. We expect that our growth in North America (the United States and Canada) will largely be fueled by revenues from new product launches.
India. Our revenues from India for the year ended March 31, 2011 were 11,690 million, representing a growth of 15% over the year ended March 31, 2010. This growth was driven by sales volume growth of 11% across key brands and contribution from new products launched in the year ended March 31, 2011 of 4%. A total of 48 new products were launched by us in India, including one bio-similar product — darbepoetin alfa (Cresp®). Bio-similar products are one of our key growth drivers in India and currently represent approximately 5% of our India revenues. Reditux®, our first brand of bio-similar product launched three years ago, was the first, and still continues to be the only, bio-similar monoclonal antibody in the world. In the year ended March 31, 2011, Reditux® registered a significant growth of 74% over the year ended March 31, 2010 and is now among our top 5 brands in India. In the near to medium term, we expect the growth of our business in India to be in line with the overall India market growth, and to be driven largely by volume growth across products and contribution from new product launches.
Russia. Revenues from Russia for the year ended March 31, 2011 were 8,942 million, representing an increase of 24% over the year ended March 31, 2010. In absolute Roubles currency terms (i.e., without taking into account the effect of currency exchange rates), such revenues grew by 29% in the year ended March 31, 2011 as compared to the year ended March 31, 2010. The growth was largely driven by volume growth and new products launched in the year ended March 31, 2011. We launched 7 new brands in Russia during the year ended March 31, 2011, with many being over-the-counter (“OTC”) products. OTC products represent approximately 25% of our overall sales in Russia and we intend to further strengthen our OTC product sales by continuous branding initiatives. According to Pharmexpert, a market research firm, in its “Pharmexpert MAT March 2011” report, our prescription secondary sales (i.e., sales made by our wholesalers to stockists and retailers) for the year ended March 31, 2011 increased by 19% as compared to the Russian pharmaceutical market’s overall growth rate of 7.5%. Consequently, our rank in the Russian pharmaceutical market has improved from 16th as of March 31, 2010 to 15th as of March 31, 2011.
Other Countries of the former Soviet Union. Revenues from other countries of the former Soviet Union for the year ended March 31, 2011 were 1,916 million, representing growth of 2% over the year ended March 31, 2010.

Germany. Revenues from Germany for the year ended March 31, 2011 were 5,457 million, representing a decline of 25% over the year ended March 31, 2010. The decline was largely due to the continuing pricing challenges resulting from the continuing shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model. In the year ended March 31, 2010, we took measures to restructure our German business (conducted through betapharm and Reddy Holding GmbH) and reduced our workforce by more than 200 personnel. This restructuring significantly improved our operating cash flows from Germany. We expect our business in Germany to remain challenging due to the continuous pricing pressure of a tender based supply business model.
Other Markets. Revenues from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) were 6,369 million in the year ended March 31, 2011, representing a growth of 22% over the year ended March 31, 2010. Our “Rest of the World” markets include markets such as Venezuela, South-Africa, Australia and New Zealand, as well as various other small markets.
Pharmaceutical Services and Active Ingredients (“PSAI”)
Revenues from our PSAI segment were 19,648 million for the year ended March 31, 2011, representing a decrease of 4% from the year ended March 31, 2010. The modest growth in our Active Pharmaceutical Ingredients business, driven by new product launches, was offset by pricing pressures in our existing products. The revenue decline in our Custom Pharmaceutical Services business was largely due to decreased customer orders, resulting from large pharmaceutical companies and bio-technology companies rationing their investments in research and development. During the year ended March 31, 2011, we filed 56 DMFs globally, including 19 in the United States, 7 in Europe and 30 in Russia, India and our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India). Accordingly, our cumulative total DMF filings were 486 worldwide as of March 31, 2011. In our Active Pharmaceutical Ingredients business we expect the growth to be driven by new product launches offset by the continuous pricing pressure on existing products, while in our Custom Pharmaceutical Services business we expect a slow recovery of our business.
Gross Margin
Our gross profit increased to 40,263 million for the year ended March 31, 2011, from 36,340 million for the year ended March 31, 2010. Gross margin as a percentage of total revenues was 54% for the year ended March 31, 2011, as compared to 52% for the year ended March 31, 2010. This increase was largely driven by high margin new products resulting in favorable changes in the products mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products) of our Global Generics segment in North America (the United States and Canada) for the year ended March 31, 2011.
Gross margin include credits of various export related incentive schemes granted by the Government of India of 1,491 million for the year ended March 31, 2011, as compared to 573 million for the year ended March 31, 2010. The magnitude of such credits that will be available to us in the future will depend on the Government of India’s fiscal policies, which are based on macro-economic considerations. If the Government of India reduces the amount of such credits or otherwise modifies or alters the relevant schemes in any manner adverse to us, without a proportionate compensation in any other form, our gross margins may be adversely impacted.
Global Generics
Gross margin for our Global Generics segment increased to 65% for the year ended March 31, 2011, as compared to 60% for the year ended March 31, 2010. This growth was largely due to high margin new products in North America (the United States and Canada) resulting in favorable changes in our products mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products) in this segment.

Pharmaceutical Services and Active Ingredients
Gross margin for our PSAI segment decreased to 26% for the year ended March 31, 2011, as compared to 33% for the year ended March 31, 2010. This decrease in gross margin was primarily due to pricing pressures experienced by our existing products in our Active Pharmaceutical Ingredients business and unfavorable changes in the services mix (i.e., an increase in the proportion of sales of lower gross margin services and a decrease in the proportion of sales of higher gross margin services) of our Custom Pharmaceutical Services business.
Selling, general and administrative expenses
Selling, general and administrative expenses as a percentage of total revenues were 32% for the year ended March 31, 2011, which is the same as the percentage for the year ended March 31, 2010. Selling, general and administrative expenses increased by 5% to 23,689 million for the year ended March 31, 2011, as compared to 22,505 million for the year ended March 31, 2010. The increase was primarily on account of higher legal expenses in the United States attributable to fexofenadine related litigation costs; OTC related marketing expenditures in Russia and other counties of the former Soviet Union; and expenditures related to establishing a new field force in India. However, these increases in expenses were partially offset by cost decreases attributable to the restructuring of our German business (conducted through betapharm and Reddy Holding GmbH) and related workforce reductions during the year ended March 31, 2010.
Furthermore, amortization expenses decreased by 20% to 1,186 million for the year ended March 31, 2011, from 1,479 million for the year ended March 31, 2010. This decrease in amortization expenses was because we did not record any write-downs of assets of the betapharm cash generating unit in the year ended March 31, 2011, as compared to write-downs of 3,456 million of intangible assets and 5,147 million of goodwill of our betapharm cash generating unit in the year ended March 31, 2010.
Research and development expenses
Research and development expenses increased by 33% to 5,060 million during the year ended March 31, 2011, as compared to 3,793 million during the year ended March 31, 2010. Our research and development expenditures accounted for 7% of our total revenues during the year ended March 31, 2011, as compared to 5% during the year ended March 31, 2010. This increase in costs was primarily due to higher research and development expenditures in our Global Generics segment for the year ended March 31, 2011.
Impairment loss on other intangible assets and goodwill
No impairment was recorded during the year ended March 31, 2011.
During the year ended March 31, 2009, there were significant changes in the German generic pharmaceuticals market that impacted the operations of our German subsidiary betapharm. The biggest change was the shift to a tender based supply model within the German generic pharmaceutical market, as most prominently evidenced by the announcement of a large competitive bidding (or “tender”) process by the Allgemeine Ortskrankenkassen (“AOK”), the largest German statutory health insurance fund (“SHI fund”). In addition, there was a continuing decrease in prices of pharmaceutical products and an increased quantity of discount contracts being negotiated with other SHI funds.
Further tenders were announced by several of the SHI funds during the year ended March 31, 2010. We participated in these tenders through our wholly owned German subsidiary, betapharm. The final results of a majority of these tenders indicated a lower than anticipated success rate for betapharm.
Due to these results, we re-assessed the impact of such tenders on our future sales and profits in the German market. In light of further deterioration of prices and adverse market conditions in Germany due to the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model, we recorded an impairment loss of:
•	2,112 million for product related intangibles;
•	5,147 million towards the carrying value of goodwill; and

•	1,211 million towards our trademark/brand — ‘beta’, which forms a significant portion of the intangible asset value of the betapharm cash generating unit.

Accordingly, during the year ended March 31, 2010, we recorded a write-down of intangible assets of 3,456 million and a write-down of goodwill of 5,147 million. In the year ended March 31, 2009, we recorded a write-down of intangible assets of 3,167 million and a write down of goodwill of 10,856 million. In the year ended March 31, 2011, we did not record any further write-downs of assets of the betapharm cash generating unit.
Other (income)/expense, net
In the year ended March 31, 2011, our net other income was 1,115 million, as compared to net other income of 569 million in the year ended March 31, 2010. Our net other income in the year ended March 31, 2011 was primarily higher on account of a profit from the sale of land amounting to 292 million and a benefit of negative goodwill of 73 million realized in accordance with purchase price allocation accounting under IFRS on account of our acquisition of a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A from GlaxoSmithKline plc.
Results from operating activities
As a result of the foregoing, our earnings from operating activities were 12,629 million for the year ended March 31, 2011, as compared to 2,008 million for the year ended March 31, 2010. Our earnings from operating activities for the year ended March 31, 2010 were significantly lower due to the above referenced write-down of intangible assets of the betapharm cash generating unit of 3,456 million and write-down of goodwill of the betapharm cash generating unit of 5,147 million.
Finance (expense)/income, net
For the year ended March 31, 2011, our net finance expense was 189 million, as compared to net finance expense of 3 million for the year ended March 31, 2010.
Foreign exchange loss was 57 million for the year ended March 31, 2011, as compared to a foreign exchange gain of 72 million for the year ended March 31, 2010.
Net interest expense was 127 million for the year ended March 31, 2011, as compared to 123 million for the year ended March 31, 2010.
Profit on sale of investments was 68 million for the year ended March 31, 2011, as compared to 48 million for the year ended March 31, 2010.
Profit/(loss) before income taxes
The foregoing resulted in a profit (before income tax) of 12,443 million for the year ended March 31, 2011, as compared to 2,053 million for the year ended March 31, 2010. Our profit (before income tax) for the year ended March 31, 2010 was significantly lower due to the above referenced write-down of intangible assets of the betapharm cash generating unit of 3,456 million and write-down of goodwill of the betapharm cash generating unit of 5,147 million.
Income tax expense
Income tax expense was 1,403 million for the year ended March 31, 2011, as compared to an income tax expense of 985 million for the year ended March 31, 2010.
The increase in our income tax expense was primarily attributable to the following factors:
•
A tax benefit that arose for the year ended March 31, 2010 in our German operations (primarily on account of the significant reversal of deferred tax liability on intangibles corresponding to the impairment charge recorded in betapharm) did not exist during the year ended March 31, 2011.

•	A higher proportion of our profits for the year ended March 31, 2011 were taxed in jurisdictions with higher tax rates as compared to the year ended March 31, 2010.

During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the years ended March 31, 2001 through March 31, 2004, and objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Our estimate of the additional tax liability that could arise on conclusion of the tax audits is 302 million (EUR 5 million). Accordingly, we recorded the amount as additional tax expense in our income statement for the year ended March 31, 2010. As part of the acquisition of betapharm during the year ended March 31, 2006, we acquired certain pre-existing income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that 324 million (EUR 6 million) of the purchase consideration would be set aside in an escrow account, to fund against certain indemnity claims by us in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims under the Sale and Purchase Agreement only applies with respect to taxable periods from January 1, 2004 until November 30, 2005, and lapses and is time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). To the extent that the tax audits cover periods not subject to the indemnity rights under the Sale and Purchase Agreement, we have additional indemnity rights pursuant to a tax indemnity agreement with Santo Holdings, the owner of betapharm prior to 3i Group plc.
Upon receipt of such preliminary tax notices, we initiated the process of exercising such indemnity rights against the sellers of betapharm and Santo Holdings and have concluded that as of March 31, 2011 recovery of the full tax amounts demanded by the German tax authorities is virtually certain. Accordingly, a separate asset of 302 million (EUR 5 million) representing such indemnity rights has been recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense.
Profit/(loss) for the period
As a result of the foregoing, our net result was a profit of 11,040 million for the year ended March 31, 2011, as compared to a net profit of 1,068 million, for the year ended March 31, 2010. Our profit for the year ended March 31, 2010 was significantly lower due to the above referenced write-down of intangible assets of the betapharm cash generating unit of 3,456 million and a write-down of goodwill of the betapharm cash generating unit of 5,147 million.
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
Revenues
•
Our overall revenues increased by 1% to 70,277 million for the year ended March 31, 2010, as compared to 69,441 million for the year ended March 31, 2009. Excluding revenues from sumatriptan (the authorized generic version of Imitrex®, for which we had exclusivity in the market for four months during the year ended March 31, 2009), our total revenues grew by 9% to 67,734 million in the year ended March 31, 2010, as compared to 62,253 million in the year ended March 31, 2009. For the year ended March 31, 2010, 82% of our total revenue was derived from markets outside of India, with 18% of our total revenue derived from India. The allocation of revenues among geographies changed considerably from the year ended March 31, 2009 to the year ended March 31, 2010, primarily due to decreased revenues from sales of sumatriptan in the United States. As a result, North America (the United States and Canada) accounted for 30% of our total revenues in the year ended March 31, 2010, as compared to 35% of our total revenues in the year ended March 31, 2009. Europe accounted for 24% of our total revenues for the year ended March 31, 2010, as compared to 26% for the year ended March 31, 2009. Russia and other countries of the former Soviet Union accounted for 13% of our total revenues for the year ended March 31, 2010, as compared to 11% for the year ended March 31, 2009. India accounted for 18% of our total revenues during the year ended March 31, 2010, as compared to 17% during the year ended March 31, 2009.

•
Revenues from our Global Generics segment were 48,606 million for the year ended March 31, 2010, as compared to 49,790 million for the year ended March 31, 2009. This decrease was primarily due to a decrease in revenues from sales of sumatriptan in the United States, from 7,188 million for the year ended March 31, 2009 to 2,543 million for the year ended March 31, 2010. This decrease in sumatriptan revenues was partially offset by increased revenues from our other markets, including India and Russia.

•
Revenues from our Pharmaceutical Services and Active Ingredients segment increased by 9% to 20,404 million during the year ended March 31, 2010, as compared to 18,758 million during the year ended March 31, 2009. The increase primarily resulted from growth in revenues from Europe by 8% and from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) by 17%.

•
For the year ended March 31, 2010, on an average basis, the Indian rupee depreciated by approximately 3% against the U.S. dollar compared to the average exchange rate for the year ended March 31, 2009. Excluding the impact of changes in foreign currency exchange rates and changes in the mark to market value of cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), our total revenues fell by 1% to 69,968 million for the year ended March 31, 2010, as compared to 70,896 million for the year ended March 31, 2009.

•
Our provision for sales returns during the year ended March 31, 2010 was 932 million, as compared to 663 million during the year ended March 31, 2009. This increase in our provision was primarily due to greater than expected returns processed by us during the year ended March 31, 2010, as compared to our earlier estimates. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.l. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year ended March 31, 2010. As we progressed through the year ended March 31, 2010, we noted an increase in our returns and, accordingly, reevaluated our estimate. The increase in sales returns was partly attributed to a one-time return in the U.S. market due to a product odor issue. In addition, the increase in sales returns was also significantly due to growth in our sales volumes and revenues. There was a 9% increase in our total revenues for the year ended March 31, 2010 over the year ended March 31, 2009, excluding the sales of sumatriptan. This increase in returns is reflected both in our higher incremental provision created and higher actual returns processed in the year ended March 31, 2010 as compared to the year ended March 31, 2009. For further information regarding our sales return provisions, see Note 22 to our consolidated financial statements.

Revenues Segment analysis
Global Generics
For the year ended March 31, 2010, our Global Generics segment accounted for 69% of our total revenues, as compared to 72% for the year ended March 31, 2009. Revenues in this segment decreased by 2% to 48,606 million for the year ended March 31, 2010, as compared to 49,790 million for the year ended March 31, 2009. Excluding the impact of movements in foreign currency exchange rates and changes in mark to market values of cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), the revenues of this segment decreased by 3% to 48,838 million for the year ended March 31, 2010, as compared to 50,590 million for the year ended March 31, 2009.
Revenues from North America (the United States and Canada) in this segment decreased by 15% to 16,817 million for the year ended March 31, 2010, as compared to 19,843 million for the year ended March 31, 2009. This decrease was primarily due to the launch of sumatriptan, our authorized generic version of Imitrex®, in the year ended March 31, 2009, which generated revenues of 7,188 million for the year ended March 31, 2009, as compared to 2,543 million for the year ended March 31, 2010. Excluding the revenues from sumatriptan, our revenues in this segment from North America (the United States and Canada) grew by 13% to 14,274 million for the year ended March 31, 2010, as compared to 12,655 million for the year ended March 31, 2009. The increase was mainly due to new product launches, including nateglinide, omeprazole magnesium (OTC) and fluoxetine DR, which generated revenues of 763 million during the year ended March 31, 2010. Revenues from our OTC business in this segment increased by 59% to 1,575 million for the year ended March 31, 2010, as compared to 992 million for the year ended March 31, 2009.

Revenues from India constituted 21% of this segment’s total revenues for the year ended March 31, 2010, as compared to 17% for the year ended March 31, 2009. Revenues in this segment from India increased by 20% to 10,158 million for the year ended March 31, 2010, as compared to 8,478 million for the year ended March 31, 2009. This growth of 20% was primarily attributable to a 6% increase in revenues (amounting to 489 million) due to new product launches and a 16% increase in sales volumes of key brands (such as Omez and Omez DR, our brands of omeprazole, Razo and Razo D, our brand of rabeprazole, Reditux, our brand of rituximab, and Nise, our brand of nimesulide), which was partially offset by a decrease of 2% in average prices. Revenues from Europe in this segment decreased by 19% to 9,643 million for the year ended March 31, 2010, as compared to 11,886 million for the year ended March 31, 2009. Revenues of betapharm decreased to 7,298 million for the year ended March 31, 2010, as compared to 9,854 million for the year ended March 31, 2009. This decrease was primarily due to lower sales volumes and severe pricing pressures resulting from the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model.
Revenues from Russia in this segment increased by 25% to 7,232 million for the year ended March 31, 2010, as compared to 5,803 million for the year ended March 31, 2009. This increase was largely on account of an increase in the prices of our key brands in the Russian market.
Revenues from other countries of the former Soviet Union in this segment increased by 4% to 1,887 million for the year ended March 31, 2010, as compared to 1,821 million for the year ended March 31, 2009.
Revenues from other markets in this segment increased by 46% to 2,869 million for the year ended March 31, 2010, as compared to 1,960 million for the year ended March 31, 2009. This increase was primarily due to increases in revenues from Venezuela, New Zealand and South Africa.
Pharmaceutical Services and Active Ingredients (“PSAI”)
For the year ended March 31, 2010, our PSAI segment accounted for 29% of our total revenues, as compared to 27% for the year ended March 31, 2009. Revenues in this segment increased by 9% to 20,404 million for the year ended March 31, 2010, as compared to 18,758 million for the year ended March 31, 2009. Excluding the impact of movements in foreign currency exchange rates and changes in mark to market values of cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), the revenues of this segment increased by 2% to 19,875 million for the year ended March 31, 2010, as compared to 19,412 million for the year ended March 31, 2009.
Revenues in this segment from Europe increased by 8% to 6,652 million for the year ended March 31, 2010, as compared to 6,160 million for the year ended March 31, 2009. The increase was primarily due to increased sales of gemcitabine, clopidogrel and montelukast, all products that we were able to launch ahead of our competitors, which was partially offset by a decrease in the prices of our other products in Europe.
Revenues in this segment from North America (the United States and Canada) decreased by 5% to 3,673 million for the year ended March 31, 2010, as compared to 3,875 million for the year ended March 31, 2009. The decrease was primarily due to a decrease in sales volumes of naproxen, finasteride, ibuprofen and montelukast, which was partially offset by an increase in sales volumes of certain of our other products.
Revenues in this segment from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) increased by 17% to 7,433 million for the year ended March 31, 2010, as compared to 6,340 million for the year ended March 31, 2009. This increase was primarily due to an increase in sales from Israel, Turkey, Brazil and Japan.
During the year ended March 31, 2010, revenues from India accounted for 13% of our revenues from this segment. Revenues in this segment from India increased by 11% to 2,646 million for the year ended March 31, 2010, as compared to 2,383 million for the year ended March 31, 2009, largely due to increases in prices of our products.

Gross Margin
Total gross margin as a percentage of total revenues was 52% for the year ended March 31, 2010, as compared to 53% for the year ended March 31, 2009. Total gross margin decreased to 36,340 million for the year ended March 31, 2010, from 36,500 million for the year ended March 31, 2009. The decrease in gross margin was primarily due to a decrease in revenues from sales of sumatriptan, which generated a significantly higher margin than the average margin for our products.
Global Generics
Gross margin of this segment decreased to 60% of this segment’s revenues for the year ended March 31, 2010, as compared to 61% of this segment’s revenues for the year ended March 31, 2009. Excluding the impact of derivative instruments designated as cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks), the gross margin of this segment was 60% of this segment’s revenues for the year ended March 31, 2010, as compared to 61.8% of this segment’s revenues for the year ended March 31, 2009. This decrease was due to lower revenues from sumatriptan, our authorized generic version of Imitrex®, which was launched during the year ended March 31, 2009 and for which exclusivity ended in August 2009, partially offset by margin improvements in this segment’s Russian sales and margins for new products launched in our North America (the United States and Canada) business.
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
Selling, general and administrative expenses
Selling, general and administrative expenses increased by 7% to 22,505 million for the year ended March 31, 2010, as compared to 21,020 million for the year ended March 31, 2009. During the year ended March 31, 2010, we recorded a one-time charge of 885 million related to termination benefits payable to certain employees in Germany. During the year ended March 31, 2010, we also closed our research facility in Atlanta, Georgia in the United States of America, and announced a re-organization of our North American (the United States and Canada) generics business in Charlotte, North Carolina in the United States of America, which triggered one time closure related costs. Our selling and administrative expenses otherwise remained flat, primarily due to increases in salaries in our India business, offset by a decrease in overall costs in Germany due to restructuring.
Amortization expenses were 1,479 million during the year ended March 31, 2010, as compared to 1,503 million during the year ended March 31, 2009.
Research and development expenses
Research and development expenses decreased by 6% to 3,793 million during the year ended March 31, 2010, as compared to 4,037 million during the year ended March 31, 2009. As a percentage of our total revenues, our research and development expenditures decreased to 5% during the year ended March 31, 2010, as compared to 6% during the year ended March 31, 2009. The decrease in research and development expenses was due to lower project expenses and bio-study costs, as the number of projects that reached completion were lower as compared to the year ended March 31, 2009. In the year ended March 31, 2010, we also calibrated our research and development expenditures processes to reduce our investments in projects where expenditures were high and relative risk was greater.

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
Due to these developments, as at March 31, 2009, we tested the carrying value of our product related intangibles and goodwill for impairment. The impairment test resulted in our recording an impairment loss on certain product related intangibles amounting to 3,167 million and impairment loss of 10,856 million on goodwill of the betapharm cash generating unit during the year ended March 31, 2009.
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
Due to these results, we re-assessed the impact of such tenders on our future sales and profits in the German market. In light of further deterioration of prices and adverse market conditions in Germany due to the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model, we recorded an impairment loss of:
•	2,112 million for product related intangibles;
•	5,147 million towards the carrying value of goodwill; and
•	1,211 million towards our trademark/brand — ‘beta’, which forms a significant portion of the intangible asset value of the betapharm cash generating unit.
Accordingly, during the year ended March 31, 2010, we recorded a write-down of intangible assets of 3,456 million and a write-down of goodwill of 5,147 million. In the year ended March 31, 2009, we recorded a write-down of intangible assets of 3,167 million and a write down of goodwill of 10,856 million.
De-recognition of intangible assets
In April 2008, we acquired BASF Corporation’s pharmaceutical contract manufacturing business and manufacturing facility in Shreveport, Louisiana in the United States of America. As part of the purchase price, 482 million was allocated to “customer related intangible assets” and “product-related intangibles”. 142 million of this allocation pertained to a contract with Par Pharmaceuticals Inc. (“Par”) relating to sales of ibuprofen to Par. During the year ended March 31, 2010, there was clear evidence of a decline in sales of ibuprofen to Par. Accordingly, as of December 31, 2009 we wrote off the remaining intangible asset of 133 million pertaining to this product and customer, as we expect no economic benefits from the use or disposal of these contracts in future periods. The amount derecognized is disclosed as part of “impairment loss on other intangible assets” in our consolidated income statement.
Other (income)/expense, net
In the year ended March 31, 2010, our net other income was 569 million, as compared to net other expense of 254 million in the year ended March 31, 2009. The higher net other expenses in the year ended March 31, 2009 was largely due to an expense of 916 million for liquidated damages paid to Eli Lilly arising out of an unfavorable court decision relating to its olanzapine patent in Germany, explained further in Item 8.a. below under the heading “Legal Proceedings”.

Results from operating activities
As a result of the foregoing, our results from operating activities was a profit of 2,008 million for the year ended March 31, 2010, as compared to a loss of 2,834 million for the year ended March 31, 2009.
Finance (expense)/income, net
For the year ended March 31, 2010, our net finance expense was 3 million, as compared to net finance expense of 1,186 million for the year ended March 31, 2009.
For the year ended March 31, 2010, our finance expense, excluding foreign exchange gain/loss, decreased by 86% to 75 million, as compared to 553 million for the year ended March 31, 2009. The decrease was attributable to a decrease in our interest expense by 64% during the year ended March 31, 2010, due to a decline in interest rates and repayment of long term borrowings.
Foreign exchange gain was 72 million for the year ended March 31, 2010, as compared to a foreign exchange loss of 634 million for the year ended March 31, 2009. Foreign exchange gain was primarily due to depreciation of the Indian rupee/U.S. dollar exchange rate by 3% during the year ended March 31, 2010. Our foreign exchange loss during the year ended March 31, 2009 was primarily due to depreciation of the Indian rupee/U.S. dollar exchange rate by 14% during such period. Such depreciation resulted in losses on short U.S.$/INR derivative contracts and translation losses on outstanding packing credit loans in foreign currencies.
Profit/(loss) before income taxes
The foregoing resulted in a profit (before income tax) of 2,053 million for the year ended March 31, 2010, as compared to a loss of 3,996 million for the year ended March 31, 2009.
Income tax expense
Income tax expense was 985 million for the year ended March 31, 2010, as compared to an income tax expense of 1,172 million for the year ended March 31, 2009.
Income tax expenses were lower primarily on account of a higher proportion of our profits for the year ended March 31, 2010 being taxed in jurisdictions with lower tax rates as compared to the year ended March 31, 2009. Additionally, taxable profits in our North American (the United States and Canada) business for the year ended March 31, 2010 were lower than those in the year ended March 31, 2009, largely on account of the expiration of market exclusivity for some of our high margin products during the year ended March 31, 2010. Furthermore, a tax benefit that arose for the year ended March 31, 2009 in our German operations (largely on account of a provision for damages in our olanzapine litigation with Eli Lilly in Germany) did not exist during the year ended March 31, 2010. The decrease in tax expenses was partially offset by reduced research and development expenditures, resulting in lower weighted deductions under Indian tax laws, and reduction in the proportion of our profits derived from tax exempted manufacturing units in India.
During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the years ended March 31, 2001 through March 31, 2004, and objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Our estimate of the additional tax liability that could arise on conclusion of the tax audits, which are expected to be completed shortly, is 302 million (EUR 5 million). Accordingly, we recorded the amount as additional tax expense in our income statement for the year ended March 31, 2010. As part of the acquisition of betapharm during the year ended March 31, 2006, we acquired certain pre-existing income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that 324 million (EUR 6 million) of the purchase consideration would be set aside in an escrow account, to fund against certain indemnity claims by us in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims under the Sale and Purchase Agreement only applies with respect to taxable periods from January 1, 2004 until November 30, 2005, and lapses and is time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). To the extent that the tax audits cover periods not subject to the indemnity rights under the Sale and Purchase Agreement, we have additional indemnity rights pursuant to a tax indemnity agreement with Santo Holdings, the owner of betapharm prior to 3i Group plc.

Upon receipt of such preliminary tax notices, we initiated the process of exercising such indemnity rights against the sellers of betapharm and Santo Holdings and have concluded that as of March 31, 2010 recovery of the full tax amounts demanded by the German tax authorities is virtually certain. Accordingly, a separate asset of 302 million (EUR 5 million) representing such indemnity rights has been recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense.
Profit/(loss) for the period
As a result of the foregoing, our net result was a profit of 1,068 million for the year ended March 31, 2010, as compared to a net loss of 5,168 million for the year ended March 31, 2009.
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
Certain amounts in the years ended March 31, 2009 and 2008 have been reclassified/regrouped to conform to the presentation of the year ended March 31, 2010. The explanations below have been suitably modified in line with such reclassifications.
Revenues
•
Our overall revenues increased by 39% to 69,441 million in the year ended March 31, 2009, from 50,006 million in the year ended March 31, 2008. Excluding revenues from a unit of the Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge (hereinafter referred to as the “Dow Pharma Unit”), BASF’s manufacturing facility in Shreveport, Louisiana in the United States of America and related pharmaceutical contract manufacturing business (hereinafter referred to as the “Shreveport facility”) and Jet Generici SRL (hereinafter referred to as “Jet Generici”), each of which was acquired in April 2008, revenues grew by 33% to 66,644 million during the year ended March 31, 2009. During the year ended March 31, 2009, we launched sumatriptan (an authorized generic version of Imitrex®) in the United States, which accounted for 7,188 million of our consolidated revenues. Excluding the revenues from sumatriptan and revenues from the Dow Pharma Unit, the Shreveport facility and Jet Generici, our revenues increased by 19% to 59,456 million during the year ended March 31, 2009.

•
Revenues from our Global Generics segment increased by 51% to 49,790 million during the year ended March 31, 2009, from 32,872 million in the year ended March 31, 2008. The increase primarily resulted from an increase in revenues from North America (the United States and Canada), Russia and our “rest of the world” markets. Excluding revenues of 1,684 million from the Shreveport facility and 92 million from Jet Generici, each of which was acquired in April 2008, revenues from our Global Generics segment increased by 46% to 48,014 million during the year ended March 31, 2009. During the year ended March 31, 2009, we launched sumatriptan (an authorized generic version of Imitrex®) in the United States, which accounted for 7,188 million of our consolidated revenues. Excluding the revenues from sumatriptan sales and revenues from the Shreveport facility and Jet Generici, our Global Generics revenues grew by 24% to 40,826 million during the year ended March 31, 2009.

•
Revenues from our Pharmaceutical Services and Active Ingredients segment increased by 13% to 18,758 million during the year ended March 31, 2009, from 16,623 million during the year ended March 31, 2008. Excluding revenues from the Dow Pharma Unit acquired in April 2008 of 1,021 million, revenues from this segment increased by 7% compared to the year ended March 31, 2008. The increase primarily resulted from growth in revenues from our “rest of the world” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) by 20% and from North America (the United States and Canada) by 16%.

•
For the year ended March 31, 2009, we received 35% of our total revenues from North America (the United States and Canada), 26% of our revenues from Europe, 17% of our revenues from India, 11% of our revenues from Russia and other countries of the former Soviet Union and 11% of our revenues from other countries.

•
For the year ended March 31, 2009, on an average basis, the Indian rupee depreciated by approximately 14% against the U.S. dollar compared to the average exchange rate for the year ended March 31, 2008. This depreciation had a positive impact on our sales because of the increase in rupee realization from sales denominated in U.S. dollaers. However, this positive impact was partially offset due to mark to market losses upon maturity of foreign currency derivative contracts, which were acquired to mitigate the risks of foreign currency volatility. The foregoing mark to market losses on foreign currency derivative contracts resulted in a net decrease in our revenues by 1,455 million during the year ended March 31, 2009. Excluding the impact of such mark to market losses, our total revenues grew by 42% to 70,896 million for the year ended March 31, 2009 from 50,006 million for the year ended March 31, 2008.

Revenues Segment analysis
Global Generics
For the year ended March 31, 2009, this segment accounted for 72% of our total revenues, as compared to 66% for the year ended March 31, 2008. Revenues in this segment increased by 51% to 49,790 million for the year ended March 31, 2009 from 32,872 million for the year ended March 31, 2008. Excluding revenues from the Shreveport facility and Jet Generici, each of which was acquired in April 2008, revenues in this segment increased by 46% to 48,014 million for the year ended March 31, 2009 from 32,872 million for the year ended March 31, 2008.
Revenues from North America (the United States and Canada) in this segment increased by 152% to 19,843 million for the year ended March 31, 2009, from 7,873 million in the year ended March 31, 2008. This increase was primarily due to increases in revenues from the launch of sumatriptan, our authorized generic version of Imitrex®, in the year ended March 31, 2009, which generated revenues of 7,188 million for such period. Excluding the revenues from sumatriptan sales, our revenues in this segment from North America (the United States and Canada) grew by 61% to 12,655 million for the year ended March 31, 2009. The increase was mainly due to strengthening of the U.S. dollar as compared to the Indian rupee and higher volumes for our key products such as fexofenadine, simvastatin, omeprazole, pravastatin, and citalopram.
Revenues from India constituted 17% of this segment’s total revenues for the year ended March 31, 2009, as compared to 25% for the year ended March 31, 2008. Revenues in this segment from India increased by 5% to 8,478 million for the year ended March 31, 2009 from 8,060 million for the year ended March 31, 2008. The increase in revenues was due to increases in sales volumes of key brands such as Stamlo, our brand of amlodipine, Omez and Omez DR, our brands of omeprazole, Reditux, our brand of rituximab, and Razo, our brand of rabeprazole, which increases were partially offset by decreases in sales volumes of Nise, our brand of nimesulide. New products launched in India during the year ended March 31, 2009 generated revenues of 232 million in this segment for such period.
Revenues from Europe in this segment increased by 16% to 11,886 million for the year ended March 31, 2009, as compared to 10,216 million for the year ended March 31, 2008. Revenues of betapharm increased to 9,854 million for the year ended March 31, 2009 from 8,189 million for the year ended March 31, 2008. This increase was primarily due to favorable exchange rates, higher volumes for key products and seasonal sales of Grippeimpfstoff beta (vaccine).
Revenues from Russia in this segment increased by 43% to 5,803 million for the year ended March 31, 2009, from 4,064 million for the year ended March 31, 2008. This increase was due to higher sales volumes as well as higher prices of our key brands Nise, our brand of nimesulide, Omez, our brand of omeprazole, Cetrine, our brand of cetrizine, and Ketorol, our brand of ketorolac.
Revenues from other countries of the former Soviet Union in this segment increased by 25% to 1,821 million for the year ended March 31, 2009, as compared to 1,461 million for the year ended March 31, 2008. This increase was primarily due to an increase in revenues from Ukraine, Kazakhstan and Uzbekistan.
Revenues from other markets in this segment increased by 64% to 1,959 million for the year ended March 31, 2009, as compared to 1,197 million for the year ended March 31, 2008. This increase was due to increases in revenues from Venezuela and South Africa as a result of the launch of clopidogrel and higher sales of Ciproc and Omez.

Excluding the impact of mark to market loss on cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks) of 800 million, for the year ended March 31, 2009, this segment’s revenue increased by 54% to 50,590 million for the year ended March 31, 2009, as compared to 32,872 million for the year ended March 31, 2008.
Pharmaceutical Services and Active Ingredients (“PSAI”)
For the year ended March 31, 2009, this segment accounted for 27% of our total revenues, as compared to 33% for the year ended March 31, 2008. Revenues in this segment increased by 13% to 18,758 million for the year ended March 31, 2009, as compared to 16,623 million for the year ended March 31, 2008. Excluding revenues from the Dow Pharma Unit acquired in April 2008, revenues from this segment increased to 17,737 million for the year ended March 31, 2009 from 16,623 million for the year ended March 31, 2008.
Revenues in this segment from Europe increased by 9% to 6,160 million for the year ended March 31, 2009, as compared to 5,647 million for the year ended March 31, 2008. The increase was primarily due to increased sales of gemcitabine and sumatriptan, which were partially offset by a decrease in the sales of olanzapine and ramipril.
Revenues in this segment from North America (the United States and Canada) increased by 16% to 3,875 million for the year ended March 31, 2009 from 3,350 million for the year ended March 31, 2008. The increase was primarily due to increased sales of montelukast, rabeprazole sodium and naproxen, which were partially offset by a decrease in sales of ranitidine hydrochloride and ibuprofen.
Revenues in this segment from our “Rest of the world” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) increased by 20% to 6,340 million for the year ended March 31, 2009 from 5,274 million for the year ended March 31, 2008. This increase was primarily due to an increase in sales of naproxen and ciprofloxacin and the launch of the new product clopidogrel during the year ended March 31, 2009.
For the year ended March 31, 2009, revenues in this segment from India accounted for 13% of our revenues from this segment, as compared to 14% for the year ended March 31, 2008. Revenues in this segment from India increased by 1% to 2,383 million for the year ended March 31, 2009, as compared to 2,352 million for the year ended March 31, 2008.
Excluding the impact of mark to market losses on cash-flow hedges (i.e., derivative contracts to hedge against foreign currency risks) of 655 million, for the year ended March 31, 2009, this segment’s revenue increased by 17% to 19,413 million for the year ended March 31, 2009 from 16,623 million for the year ended March 31, 2008.
Gross Margin
Total gross margin as a percentage of total revenues was 53% for the year ended March 31, 2009, as compared to 51% for the year ended March 31, 2008. Total gross margin increased to 36,500 million for the year ended March 31, 2009, from 25,408 million for the year ended March 31, 2008.
Global Generics
Gross margin of this segment increased to 61% of this segment’s revenues for the year ended March 31, 2009, as compared to 60% of this segment’s revenues for the year ended March 31, 2008. The increase was primarily due to the launch of sumatriptan, our authorized generic version of Imitrex®, which increase was partially offset by the decrease due to hedging losses (i.e., losses on foreign currency derivatives) of 800 million.

Pharmaceutical Services and Active Ingredients
Gross margin of this segment decreased to 30% of this segment’s revenues for the year ended March 31, 2009, as compared to 34% of this segment’s revenues for the year ended March 31, 2008. The decrease in gross margin was mainly due to hedging losses (i.e., losses on foreign currency derivatives) of 655 million. Excluding the impact of hedging losses, the gross margin of this segment was 33% of this segment’s revenues for the year ended March 31, 2009, as compared to 34% of this segment’s revenues for the year ended March 31, 2008. The decrease in gross margin was due to a change in product mix (i.e., an increase in the proportion of sales of lower gross margin products, such as Naproxen and Naproxen sodium, and a decrease in the proportion of sales of higher gross margin products, such as olanzapine and finasteride) for the year ended March 31, 2009.
Selling, general and administrative expenses
Selling, general and administrative expenses as a percentage of total revenues were 30% for the year ended March 31, 2009, as compared to 34% for the year ended March 31, 2008. Selling, general and administrative expenses increased by 25% to 21,020 million for the year ended March 31, 2009, from 16,835 million for the year ended March 31, 2008. The increase was in part attributable to an increase in employee costs by 19% due to annual raises and increases in head count arising both out of our three acquisitions and normal additions, as well as an increase in legal and professional expenses due to product related regulatory activities undertaken during the year ended March 31, 2009. The increase was also partly attributable to an increase in marketing expenses by 30% as a result of higher marketing expenses of our Proprietary Products business, growth in shipping costs, higher commission on sales (due to increased revenues), and higher advertisement expenses for campaigns undertaken in Russia, Belarus, Ukraine and Germany.
Furthermore, amortization expenses decreased by 6% to 1,503 million for the year ended March 31, 2009, from 1,588 million for the year ended March 31, 2008. The reduction was primarily due to reduced amortization at betapharm for certain product related intangibles due to write-downs recorded in March 31, 2008, and was partially offset by an increase in amortization expenses of 165 million for the year ended March 31, 2009 due to our acquisition of the Dow Pharma Unit, the Shreveport facility and Jet Generici.
Research and development expenses
Research and development costs increased by 14% to 4,037 million for the year ended March 31, 2009, from 3,533 million for the year ended March 31, 2008. As a percentage of revenues, research and development expenditures accounted for 6% of our total revenue in the year ended March 31, 2009, as compared to 7% for the year ended March 31, 2008. This increase in costs was primarily due to an increase in development activities in our Global Generics and Proprietary Products segments during the year ended March 31, 2009.
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
Due to these developments, as at March 31, 2009, we tested the carrying value of our product related intangibles for impairment. The impairment testing indicated that the carrying values of certain product-related intangibles were higher than their recoverable value, resulting in us recording an impairment loss on certain product related intangibles amounting to 3,167 million during the year ended March 31, 2009.
As at March 31, 2009, we also performed our annual impairment analysis related to the betapharm cash generating unit, comprised of the above product related intangibles, the indefinite life trademark brand —‘beta’ and acquired goodwill. The recoverable value of our betapharm cash generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash generating unit was higher than its recoverable value, resulting in us recording an impairment loss of goodwill amounting to 10,856 million during the year ended March 31, 2009.

Other (income)/expense, net
Other expense was 254 million for the year ended March 31, 2009, as compared to income of 402 million for the year ended March 31, 2008. This was primarily due to the 916 million provided as payable to Eli Lilly to settle its patent infringement claims arising from our sales of olanzapine in Germany. This was partially offset by income of 150 million on account of negative goodwill resulting from the acquisition of the Dowpharma Small Molecule business and Mirfield plant, as well as an increase in other income by 512 million primarily due to an increase in sales of spent chemicals, royalty income and other miscellaneous income.
Results from operating activities
As a result of the foregoing, our results from operating activities decreased to a loss of 2,834 million for the year ended March 31, 2009, as compared to a profit of 2,341 million for the year ended March 31, 2008.
Finance income/(expense), net
For the year ended March 31, 2009, our net finance expense was 1,186 million, as compared to net finance income of 521 million for the year ended March 31, 2008.
For the year ended March 31, 2009, our finance income, excluding foreign exchange gain/loss, decreased by 44% to 482 million from 862 million for the year ended March 31, 2008. The decrease was attributable to a decrease in our interest income from fixed deposits resulting from a decrease in our fixed deposits base, which was partially offset by an increase in gains on sales of investments. For the year ended March 31, 2009, our interest expense decreased by 4% to 1,034 million, from 1,080 million for the year ended March 31, 2008.
Foreign exchange loss was 634 million for the year ended March 31, 2009 as compared to a foreign exchange gain of 738 million for the year ended March 31, 2008, primarily due to depreciation of the Indian rupee/U.S. dollar exchange rate by 14% during the year ended March 31, 2009. Such depreciation resulted in losses on short U.S.$/INR derivative contracts and translation losses on outstanding packing credit loans in foreign currencies.
Profit/(loss) before income taxes
The foregoing resulted in a loss before income tax of 3,996 million for the year ended March 31, 2009, as compared to profit of 2,864 million for the year ended March 31, 2008.
Income tax expense
Income tax expense was 1,172 million for the year ended March 31, 2009, as compared to an income tax benefit of 972 million for the year ended March 31, 2008. The increase in the tax expense for the year ended March 31, 2009 was largely due to higher taxable profits in our North America (the United States and Canada) and India businesses, which were partially offset by certain tax benefits. These tax benefits included a benefit attributable to losses in our German operations (primarily due to 916 million paid to Eli Lilly to settle its patent infringement claims arising from our sales of olanzapine in Germany) and a benefit due to reversal of deferred tax liability of 983 million as a result of an impairment charge of betapharm intangibles of 3,167 million. The tax benefit in the year ended March 31, 2008 was primarily on account of a reversal of deferred tax liability of 1,505 million, which was due to a reduction in tax rates in Germany, and a release of a deferred tax liability of 895 million, which was due to the write-down of intangibles amounting to 2,883 million.
Profit/(loss) for the period
As a result of the foregoing, our net result was a loss of 5,168 million for the year ended March 31, 2009, as compared to net profit of 3,836 million for the year ended March 31, 2008.

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
In May 2011, the IASB issued new standards and amendments on consolidated financial statements and joint arrangements. The following are new standards and amendments:
•	IFRS 10, “Consolidated financial statements”.
•	IFRS 11, “Joint arrangements”.
•	IFRS 12, “Disclosure of interests in other entities”.
•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.
•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.
All the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. We are in the process of determining the impact of these amendments on our consolidated financial statements.
On June 16, 2011, the IASB issued an amendment to IAS-19 “Employee benefits”, which amended the standard as follows:
•
It requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	It introduced enhanced disclosures about defined benefit plans.
•
It modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•
It provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•
It incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.

These amendments are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted. We are in the process of determining the impact of these amendments on our consolidated financial statements.
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
The following table summarizes our statements of cash flows for the periods presented:

	Year Ended March 31,
	2011	2010	2009
	in millions
Net cash provided by/(used in):
Operating activities	8,009	13,226	4,505
Investing activities	(8,658)	(6,998)	(3,472)
Financing activities	(377)	(5,307)	(2,527)
Net increase/(decrease) in cash and cash equivalents	(1,026)	921	(1,494)

Effect of exchange rate changes on cash	141	246	(114)

In addition to cash, inventory and our balance of accounts receivable, our unused sources of liquidity included approximately 13,089 million in available credit under revolving credit facilities with banks as of March 31, 2011. We had no other material unused sources of liquidity at that time.
Cash Flow from Operating Activities
The net result of our operating activities was a cash inflow of 8,009 million for the year ended March 31, 2011, as compared to a cash inflow of 13,226 million and 4,505 million for the years ended March 31, 2010 and 2009, respectively.

The net cash provided by our operating activities decreased significantly during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to the following reasons:
•
A number of new products were launched in the year ended March 31, 2011, which required significant cash outflows. As a result of increased accounts receivable and inventory from these launches, our working capital balance increased during such period, but the resulting cash inflows were not fully realized during such period.

The net cash provided by our operating activities increased significantly during the year ended March 31, 2010, as compared to the year ended March 31, 2009, primarily due to the following reasons:
•
Our business performance improved during the year ended March 31, 2010, resulting in earnings before interest expense, tax expense, depreciation, impairment and amortization of 14,939 million, as compared to 14,529 million and 9,656 million for the years ended March 31, 2009 and 2008, respectively.

•
During the year ended March 31, 2010, our accounts receivables collections improved and we collected accounts receivable due from sales of sumatriptan, which had been outstanding as at March 31, 2009. As a result, our accounts receivable balance as at March 31, 2010 was 900 million less than the balance as at March 31, 2009. In contrast, our accounts receivable balance as at March 31, 2009 was 7,348 million higher than the balance as at March 31, 2008.

•	There was a smaller increase in our inventory during the year ended March 31, 2010 as compared to the year ended March 31, 2009.
Cash Flow from Investing Activities
Our net cash used in investing activities during the year ended March 31, 2011 was 8,658 million, as compared to 6,998 million and 3,472 million during the years ended March 31, 2010 and 2009, respectively.
Our net cash used in investing activities increased during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to the following reasons:
•
Cash paid for our acquisition from GlaxoSmithKline plc (“GSK”) of its penicillin-based antibiotics manufacturing facility in Bristol, Tennessee, United States, the product rights for the Augmentin® (branded and generic) and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw material and finished goods inventory associated with Augmentin®, and certain transitional services from GSK, all for a total consideration of 1,169 million. There were no expenditures for business acquisitions during the year ended March 31, 2010.

•
Cash outflows for investments in property, plant and equipment for the year ended March 31, 2011 were 9,066 million, an increase of 4,937 million as compared to our investments in the year ended March 31, 2010. Increased investments in property, plant and equipment during the year ended March 31, 2011 was in line with our capacity expansion plans and establishment of new production facilities.

•
The cash payment of 2,530 million to the beneficial owners of I-VEN Pharma Capital Limited (“I-VEN”) for settlement of the payment due in respect of our exercise of the portfolio termination value option under our research and development agreement with I-VEN (as further described in Note 21 in the consolidated financial statements).

•	The above mentioned cash outflows were partially offset by an increased cash inflow on account of sale of investments amounting to 6,651 million.
Our net cash used by investing activities increased significantly during the year ended March 31, 2010, as compared to the year ended March 31, 2009, primarily due to the following reasons:
•
Net cash outflow on purchases of investment securities which were 3,009 million for the year ended March 31, 2010, as compared to net cash inflows of 4,377 million from sales of investment securities for the year ended March 31, 2009.

•
There were no cash outflows for acquisition of businesses during the year ended March 31, 2010, while we spent 3,089 million during the year ended March 31, 2009 to acquire: a unit of the Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge; BASF’s manufacturing facility in Shreveport, Louisiana, U.S.A. and related pharmaceutical contract manufacturing business; and Jet Generici SRL.

•
Our cash outflows for investment in property, plant and equipment for the year ended March 31, 2010 were 4,129 million and were lower by 378 million as compared to our investments in the year ended March 31, 2009.

Cash Flows from Financing Activities
Our net cash outflow as a result of financing activities was 377 million during the year ended March 31, 2011, as compared to a net cash outflow as a result of financing activities of 5,307 million and 2,527 million during the years ended March 31, 2010 and 2009, respectively.
The decrease in net cash outflow from financing activities was primarily due to:
•
A 12,541 million increase in short term borrowings during the year ended March 31, 2011, as compared to a decrease of 83 million during the year ended March 31, 2010. The increase in short term borrowings was for our working capital needs and for re-payment of a loan taken to fund the acquisition of betapharm in Germany in the year ended March 31, 2006 (for further details, please refer to note 18 of the consolidated financial statements).

•
Such increase in short term borrowings was offset by increases in cash outflow due to the repayment of long term debt of 5,463 million (a loan taken to fund the acquisition of betapharm in Germany in the year ended March 31, 2006).

•	A cash amount of 525 million paid to acquire the remaining 40% non-controlling interest in our subsidiary, Dr. Reddy’s Laboratories (Proprietary) Limited, during the year ended March 31, 2011.
Our cash outflows as a result of financing activities primarily pertained to our repayment of long term debt amounting to 3,479 million and 1,925 million (largely attributable to the repayment of debt for our betapharm acquisition) during the years ended March 31, 2010 and 2009, respectively, and 80 million spent on the acquisition of non-controlling interests during the year ended March 31, 2010. The above cash outflows were partly offset due to a reduction in our short term borrowings used to finance our working capital requirements during the year ended March 31, 2010.
Principal obligations
The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2011:

	Payments due by period
	( in millions)
				More
		Less than		than
Financial Contractual Obligations	Total	1 year	1-5 years	5 years
Short-term borrowings from banks	18,289	18,289	—	—

Long term debt
Bonus debentures	5,078	—	5,078	—
Total obligations	23,367	18,289	5,078	—

Annual rate of interest
Short term borrowings

	(All amounts in millions)
	As at March 31, 2011
		Weighted average	Average amount	Maximum amount
	Outstanding balance	interest rate	outstanding	outstanding
Rupee borrowings	950	8.75%	238	950
Borrowings on transfer of receivables	825	LIBOR+75-100 bps	387	978
Other foreign currency borrowings	16,514	LIBOR+ 50 - 175 bps 5% to 8%	12,022	17,071

	(All amounts in millions)
	As at March 31, 2010
		Weighted average	Average amount	Maximum amount
	Outstanding balance	interest rate	outstanding	outstanding
Rupee borrowings	42	5%	2,102	3,940
Borrowings on transfer of receivables	—	—	—	—
Other foreign currency borrowings	5,562	LIBOR+ 40 - 75 bps	1,693	5,562
Long term borrowings

As at March 31, 2011
Bonus debentures	9.25%
Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances.
The maturities of our short-term borrowings from banks vary from one month to approximately twelve months. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.
Cash and cash equivalents are held in Indian rupees, U.S. dollars, U.K. pounds sterling, Brazilian real, Euros, Russian roubles, South African rand, Hong Kong dollars, New Zealand dollars, Malaysian ringgits and Swiss francs.
As of March 31, 2011 and 2010, we had committed to spend approximately 3,459 million and 2,948 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations.

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

•
Proprietary Products, where we are actively pursuing discovery and development of new molecules, sometimes referred to as a “new chemical entity” or “NCE”, and differentiated formulations. Our research programs focus on the following therapeutic areas:

•	Metabolic disorders
•	Cardiovascular disorders
•	Bacterial infections
•	Pain and inflammation
•	In the years ended March 31, 2011, 2010 and 2009, we expended 5,060 million, 3,793 million and 4,037 million, respectively, on research and development activities.
Patents, Trademarks and Licenses
We have filed and been issued numerous patents in our principal areas of operations: Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2011, we had registered more than 500 trademarks with the Registrar of Trademarks in India. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.
5.D. Trend Information
Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

5.E. Off-balance sheet arrangements
None
5.F. Tabular Disclosure of Contractual Obligations
The following summarizes our contractual obligations as of March 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

		Payments Due by Period
		( in millions)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating lease obligations	631	216	285	130	—
Capital lease obligations	256	12	20	31	193
Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)	3,459	3,459	—	—	—
Borrowings from banks	18,289	18,289	—	—	—
Long term debt obligations	5,078	—	5,078	—	—
Estimated interest payable on long-term debt (2)	1,399	470	929	—	—
Post retirement benefits obligations (3)	1,339	105	205	256	773
Total contractual obligations	30,451	22,551	6,517	417	966

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.

(2)
Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2011 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years
5.G. Safe harbor
See page 3.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and senior management
The list of our directors and executive officers and their respective age and position as of March 31, 2011 was as follows:
Directors

Name(1)	Age (in yrs)	Position
Dr. K. Anji Reddy(2)	72	Chairman
Mr. G.V. Prasad(2),(3)	51	Chief Executive Officer and Vice Chairman
Mr. Satish Reddy(2),(4)	44	Chief Operating Officer and Managing Director
Mr. Anupam Puri	65	Director
Dr. J.P. Moreau	63	Director
Ms. Kalpana Morparia	62	Director
Dr. Omkar Goswami	54	Director
Mr. Ravi Bhoothalingam	65	Director
Dr. Bruce L. A. Carter	68	Director
Dr. Ashok S. Ganguly	76	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.

(2)	Full-time director.

(3)	Son-in-law of Dr. K. Anji Reddy.

(4)	Son of Dr. K. Anji Reddy.

Executive Officers
Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2011, the Management Council consisted of:

				Date of
	Education/		Experience in	commencement of	Particulars of last
Name and Designation	Degrees Held	Age	years	employment	employment

G.V. Prasad(1) Vice Chairman and Chief Executive Officer	B. Sc.(Chem. Eng.), M.S. (Indl. Admn.)	51	27	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Satish Reddy (2)	B. Tech., M.S.	44	19	January 18, 1993	Director, Globe
Managing Director and Chief Operating Officer	(Medicinal Chemistry)				Organics Limited

Abhijit Mukherjee President — Global Generics	B. Tech. (Chem.)	53	31	January 15, 2003	President, Atul Limited

Amit Patel Senior Vice President — North America Generics	B.A.S, BS (Eco), MBA	36	13	August 6, 2003	V P Corporate Development, CTIS Inc

Dr. Cartikeya Reddy Senior Vice President and Head of Biologics	B. Tech, M.S., Ph.D.	41	20	July 20, 2004	Senior Engineer, Genetech Inc.

K. B. Sankara Rao Executive Vice President — Integrated	M. Pharma	57	33	September 29, 1986	Production Executive, Cipla Limited
Product Development

Saumen Chakraborty	B.Sc. (H), PGDM	50	27	July 2, 2001	Vice President,
President and Global					Tecumseh Products
Head — Quality, HR and IT					India Private Limited

Umang Vohra Chief Financial Officer	B.E., MBA	40	16	February 18, 2002	Manager, Pepsico India

Vilas Dholye Executive Vice President — Formulations Manufacturing	B. Tech. (Chem.)	62	37	December 18, 2000	Vice President, Pidilite Industries Limited

Dr. Raghav Chari Senior Vice President — Proprietary Products	M.S. (Physics), Ph.D.	41	14	September 25, 2006	Head Corporate Strategy, NPS Pharmaceuticals Limited

Dr. R. Ananthanarayanan President, Pharmaceutical Services and Active Ingredients	B.Pharm, Ph.D.	46	23	August 6, 2010	President, Aurosource, USA

(1)	Son-in-law of Dr. K. Anji Reddy.

(2)	Son of Dr. K. Anji Reddy.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of senior management.
Biographies
Directors
Dr. K. Anji Reddy is our founder and Chairman of our Board of Directors. He is also the founder of Dr. Reddy’s Research Foundation and Dr. Reddy’s Foundation for Human and Social Development. He has a Bachelor of Science degree in Technology of Pharmaceuticals and Fine Chemicals from the University of Bombay and a Ph.D. in Chemical Engineering from National Chemical Laboratories, Pune. He has six years experience with Indian Drugs and Pharmaceuticals Limited in the manufacturing and implementation of new technologies in bulk drugs. He is a member of the Board of Trade as well as the Prime Minister’s Task force on pharmaceuticals and knowledge-based industries. The Government of India bestowed, two of India’s prestigious civilian honors upon him, the “Padma Shri” in 2001 and the “Padma Bhushan” in 2011, for his distinguished service in the field of trade and commerce. In addition to positions held in our subsidiaries and joint ventures, he is a Director in Green Park Hotels & Resorts Limited (formerly known as Diana Hotels Limited), Araku Originals Limited and Pathenco APS.
Mr. G.V. Prasad is a member of our Board of Directors and serves as our Vice-Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. He is also an active member of several associations including the National Committee on Drugs and Pharmaceuticals. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Green Park Hotels & Resorts Limited (formerly known as Diana Hotels Limited), Infotech Enterprises Limited and Acumen Fund in the United States of America.
Mr. Satish Reddy is a member of our Board of Directors and serves as our Managing Director and Chief Operating Officer. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Green Park Hotels & Resorts Limited (formerly known as Diana Hotels Limited).
Mr. Anupam Puri has been a member of our Board of Directors since 2002. He retired from McKinsey & Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey & Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Board of Directors of Mahindra & Mahindra Limited, Tech Mahindra Limited, Mumbai Mantra Media Limited and our U.S. subsidiary Dr. Reddy’s Laboratories Inc.

Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Infosys Technologies Limited, DSP BlackRock Investment Managers Pvt. Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Max New York Life Insurance Company Limited, Godrej Consumer Products Limited, Cairn India Limited, Max India Limited and Avantha Power and Infrastructure Limited.
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
Dr. J.P. Moreau joined our Board as a member on May 18, 2007. In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, Massachusetts, and was its President and Chief Executive Officer. Prior to that, he worked as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he was responsible for the Group’s research and development programs in Paris, London, Barcelona and Boston. He was a Vice-President, Research of IPSEN Group from April 1994, and had been a member of its Executive Committee. Dr. Moreau has a degree in chemistry from the University of Orléans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as an inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides. He is also a Director on the Board of Phytomedics Inc. in the United States of America.
Ms. Kalpana Morparia joined our Board as a member on June 5, 2007. Ms. Morparia is Chief Executive Officer of J.P. Morgan India. Ms. Morparia leads the Business Groups (Investment Banking, Asset Management, Treasury Services and Principal Investment Management) and Service Groups (Global Research, Finance, Technology and Operations) in India. Ms. Morparia is a member of J.P. Morgan’s global strategy team headquartered in New York, and is one of the key drivers of J.P. Morgan’s international expansion initiative. Prior to becoming Chief Executive Officer of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Board of ICICI Group. She was a Joint Managing Director of ICICI Group from 2001 to 2007. Ms. Morparia has also served as Chief Strategy and Communications Officer — ICICI Group. Ms. Morparia has been with the ICICI Group since 1975. A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. Ms. Morparia was named one of “The 50 Most Powerful Women in International Business” by Fortune magazine in 2008 and one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in the years 2004, 2005, 2006 and 2008. Ms. Morparia was also named one of the ‘The 100 Most Powerful Women’ by Forbes Magazine in 2006. She also serves on the Board of Bennett, Coleman & Co. Limited and CMC Limited.
Dr. Bruce L.A. Carter joined our Board as a member on July 21, 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is the Executive Chairman of ImmuneDesign Corp. in the United States of America and also on the Board of Directors of QLT Inc. in Canada, TB Alliance in the United States of America and Xencor Inc. in the United States of America.

Dr. Ashok S. Ganguly joined our Board as a member on October 23, 2009. Dr. Ashok Ganguly is the Chairman of ABP Private Ltd. (formerly Ananda Bazar Patrika Group), and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. Dr. Ganguly’s principal professional career spanned 35 years with Unilever Plc/NV. He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and a member of the Unilever Board of Directors from 1990 to 1997 with responsibility for world-wide research and technology. He is a former member of the Board of British Airways Plc (1996-2005). He has served on several public bodies, the principal among them being as a member of the Science Advisory Council to the Prime Minister of India (1985-89) and the U.K. Advisory Board of Research Councils (1991-94). Currently, he is a member of the Prime Minister’s Council on Trade and Industry, Investment Commission and the India-U.S.A. CEO Council, set up by the Prime Minister of India and the President of the United States of America. He is also a member of the National Knowledge Commission to the Prime Minister. He is a recipient of the “Padma Bhushan” as well as the “Padma Vibhushan”, two of India’s prestigious civilian honors. At present he serves as a member of the Rajya Sabha, the upper house of the Parliament of India. Dr. Ganguly also serves as a non-executive director of Mahindra & Mahindra Limited and Wipro Limited.
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
Dr. Cartikeya Reddy is a Senior Vice President and he heads our Biologics division, which focuses on the development of biosimilar molecules for the Indian and global markets. Prior to joining us in 2004, Mr. Reddy worked with Genentech Inc., where he was a Group Leader in the area of Cell Culture Process Development. Before that, he was with the Biotechnology Division of Bayer Corporation, where he successfully led teams in the areas of Bioprocess Development and pilot scale manufacturing. Mr. Reddy holds a Master of Science degree and Ph.D. in Chemical Engineering from the University of Illinois, Urbana-Champaign, and was a Visiting Scholar at the Massachusetts Institute of Technology in Cambridge, Massachusetts, United States of America. He also graduated with a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology in Chennai, India.
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

Mr. Saumen Chakraborty is the President and global head of our Quality, Human Resources and Information Technology functions. In this role, he is responsible for our Quality, Information Technology, Business Process Excellence, Human Resources, Corporate Communications and Supply Chain Effectiveness functions. Prior to this role, he was head of the Global Generics Operations along with Integrated Product Development across the organization. Mr. Chakraborty joined us in 2001 as Global Chief of Human Resources. He later took over as Chief Financial Officer in 2006 and then became our President — Corporate and Global Generics Operations in early 2009. He has 27 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line manager, human resources and other positions, including Senior Manager (Finance and Accounts) in Eicher, and Vice President (Operations) in Tecumseh. A member of various industry forums, including the Confederation of Indian Industry and the National HRD Network, he graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad. He continues to be responsible for Information Technology and Business Process Excellence.
Mr. Umang Vohra is our Chief Financial Officer and has over 16 years of experience across various functions within finance, strategic planning and corporate development. He is responsible for managing our organization’s global finance functions including among others Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. He joined us in 2002, and has been part of several of our key initiatives like acquisitions, research and development, de-risking transactions, and operational improvements and migration to IFRS in our accounting, governance and finance processes. Prior to joining us, Mr. Vohra worked with Eicher and PepsiCo India. Mr. Vohra has a base degree in computer engineering and he holds an MBA with a specialization in Finance from TA Pai Institute of Management (TAPMI), India.
Mr. Vilas Dholye is an Executive Vice President and head of our Formulations Manufacturing function. He has over 35 years of experience in operations and projects management. Mr. Dholye joined our organization in 2000 and was responsible for all aspects of our API manufacturing operations. He has over the last few years been responsible for implementing business process excellence and enterprise resource planning projects. Prior to joining us, Mr. Dholye worked with Pidilite Industries, Gharda Chemicals, Humphrey and Glasgow (Now Jacob Engineering) and Asian Paints, among other companies. Vilas holds a Chemical Engineering degree from the University Institute of Chemical Technology, Mumbai.
Dr. Raghav Chari is a Senior Vice President and head of our Proprietary Products segment and is responsible for developing a viable portfolio of products across our New Chemical Entities and Differentiated Formulations businesses. Dr. Chari joined us in 2006 as Vice President- Corporate Development for our New Chemical Entities and Specialty business and has helped shape our Proprietary Products business strategy while developing strong alliance platforms. He started his career with McKinsey and Company, where he spent several years as an Associate, Engagement Manager and finally Associate Principal in McKinsey’s Pharmaceuticals and Medical Products practice. After McKinsey, he took leadership roles in strategy and business development with several smaller biotech companies. Prior to joining us, he was the head of the Corporate Strategy function at NPS Pharmaceuticals. Dr. Chari is a graduate in Mathematics and Physics from the California Institute of Technology and holds a Ph.D in Theoretical Physics from Princeton University.
Dr. R Ananthanarayanan is our President — Pharmaceutical Services and Active Ingredients (PSAI) effective as of August 6, 2010. Prior to joining us, Dr. Ananthanarayanan was President - Custom Research and Development and Manufacturing Services (CRAMS) — Aurosource division for APIs and Finished Dosage of Aurobindo Pharma, New Jersey, USA. He was also a key leadership member on the Executive Management Committee at Piramal Healthcare Ltd. and was the President and Head of Pharma Solutions business. He worked with Piramal Healthcare for over 7 years and was involved since the inception of its Pharma Solutions business. Prior to joining Piramal Healthcare, Dr. Ananthanarayanan was Managing Director — Asia and Head of Global Sourcing for Galpharm International Ltd, a U.K. based manufacturer/distributor of specialty pharmaceuticals and baby products. He has over 20 years of experience in the pharmaceutical industry with specialization in research and development, manufacturing operations, regulatory affairs, quality assurance, business development, global strategic sourcing, and mergers and acquisitions. Dr. Ananthanarayanan received a Ph.D in Pharmaceutical Technology and a Bachelor’s degree in Pharmaceutical Sciences from the University of Mumbai, India.

6.B. Compensation
Directors’ compensation
Full-Time Directors. The compensation of our Chairman, Chief Executive Officer and Chief Operating Officer (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plan. The nomination, governance and compensation committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting.
On July 28, 2006, our shareholders re-appointed Dr. K. Anji Reddy as Chairman effective as of July 13, 2006, and Mr. G.V. Prasad as Vice Chairman and Chief Executive Officer effective as of January 30, 2006. On July 24, 2007, our shareholders re-appointed Mr. Satish Reddy as Managing Director and Chief Operating Officer effective as of October 1, 2007. Our Managing Director and COO and Vice Chairman and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The nomination, governance and compensation committee, which is composed of independent directors, recommends the commission for our Chairman, Vice Chairman and Chief Executive Officer and Managing Director and COO within the limits of 1%, 0.75% and 0.75%, respectively, of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.
Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of 5,000 (U.S.$112.12) for every Board meeting and Board committee meeting they attend. In the year ended March 31, 2011, we paid an aggregate of 405,000 (U.S.$9,081.74) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2011 as provided in the table below.
For the year ended March 31, 2011, the directors were entitled to the following amounts as compensation:
(Amounts in millions, except number of stock options)

						Number of
Name of the Director	Attendance fees	Commission	Salary	Perquisites	Total	Stock Options(1)

Dr. K. Anji Reddy	—	100	5	1	106	—
Mr. G.V. Prasad	—	73	4	1	78	—
Mr. Satish Reddy	—	73	4	1	78	—
Mr. Anupam Puri	*	3	—	—	3	2,400
Dr. J.P. Moreau	*	3	—	—	3	2,400
Ms. Kalpana Morparia	*	3	—	—	3	2,400
Dr. Omkar Goswami	*	3	—	—	3	2,400
Mr. Ravi Bhoothalingam	*	3	—	—	3	2,400
Dr. Bruce L. A. Carter	*	3	—	—	3	2,400
Dr. Ashok S. Ganguly	*	3	—	—	3	2,400

*
Attendance fees were paid only to non-full time directors and ranged from 25 thousand to 95 thousand, depending upon their attendance in Board and committee meetings. As a result of rounding to the nearest million, such attendance fees do not appear in the above table.

(1)	The options granted to non-full time directors during the year ended March 31, 2011 have an exercise price of 5 per option, vest in one year, and expire five years from the date of vesting.

Executive officers’ compensation
The initial compensation to all our executive officers is determined through appointment letters issued at the time of employment. The appointment letter provides the initial amount of salary and benefits the executive officer will receive as well as a confidentiality provision and a non-compete provision applicable during the course of the executive officer’s employment with us. We provide salary, certain perquisites, retirement benefits, stock options and variable pay to our executive officers. The nomination, governance and compensation committee of the Board reviews the compensation of executive officers on a periodic basis.
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
We also have two employee stock option schemes: the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007. The stock option schemes are applicable to all of our employees and directors and employees and directors of our subsidiaries. The stock option schemes are not applicable to promoter directors, promoter employees and persons holding 2% or more of our outstanding share capital. The nomination, governance and compensation committee of the Board of Directors awards options pursuant to the stock option schemes based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.
Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid for services rendered to us for the year ended March 31, 2011 and stock options held by all of our other executive officers as of March 31, 2011:
Compensation for Executive Officers

					Expiration
	Compensation	No. of	Fiscal Year	Exercise	Date
Name	( in millions)	Options held	of Grant	Price ()	(See note no.)

Abhijit Mukherjee	20.7	2,000	2008	5	(1)
		2,000	2009	5	(1)
		2,000	2009	5	(2)
		2,000	2010	5	(1)
		2,000	2010	5	(2)
		2,000	2010	5	(3)
		2,000	2011	5	(1)
		2,000	2011	5	(2)
		2,000	2011	5	(3)
		2,000	2011	5	(4)

Amit Patel	20.75	1,375	2008	5	(1)
		1,250	2009	5	(1)
		1,250	2009	5	(2)
		1,500	2010	5	(1)
		1,500	2010	5	(2)
		1,500	2010	5	(3)
		1,250	2011	5	(1)
		1,250	2011	5	(2)
		1,250	2011	5	(3)
		1,250	2011	5	(4)

Cartikeya Reddy	12.07	1,000	2008	5	(1)
		1,250	2009	5	(1)
		1,250	2009	5	(2)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,125	2011	5	(3)
		1,125	2011	5	(4)

					Expiration
	Compensation	No. of	Fiscal Year	Exercise	Date
Name	( in millions)	Options held	of Grant	Price ()	(See note no.)

K. B. Sankara Rao	12.52	1,500	2008	5	(1)
		1,250	2009	5	(1)
		1,250	2009	5	(2)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		875	2011	5	(1)
		875	2011	5	(2)
		875	2011	5	(3)
		875	2011	5	(4)

Saumen Chakraborty	18.57	2,000	2008	5	(1)
		2,000	2009	5	(1)
		2,000	2009	5	(2)
		2,000	2010	5	(1)
		2,000	2010	5	(2)
		2,000	2010	5	(3)
		1,625	2011	5	(1)
		1,625	2011	5	(2)
		1,625	2011	5	(3)
		1,625	2011	5	(4)

Umang Vohra	11.42	750	2008	5	(1)
		875	2009	5	(1)
		875	2009	5	(2)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,125	2011	5	(3)
		1,125	2011	5	(4)

Vilas M. Dholye	11.27	700	2008	5	(1)
		400	2009	5	(1)
		400	2009	5	(2)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,250	2010	5	(3)
		875	2011	5	(1)
		875	2011	5	(2)
		875	2011	5	(3)
		875	2011	5	(4)

Dr. Raghav Chari	19.25	500	2008	5	(1)
		750	2009	5	(1)
		750	2009	5	(2)
		1,000	2010	5	(1)
		1,000	2010	5	(2)
		1,000	2010	5	(3)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,125	2011	5	(3)
		1,125	2011	5	(4)

Dr. Ananthnarayanan	9.93	—	—	—	—

(1)	The expiration date is five years from the date of vesting. The options vest in one year.

(2)	The expiration date is five years from the date of vesting. The options vest in two years.

(3)	The expiration date is five years from the date of vesting. The options vest in three years.

(4)	The expiration date is five years from the date of vesting. The options vest in four years.

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
The net periodic benefit costs recognized by us were 63 million and 69 million during the years ended March 31, 2010 and 2011, respectively.
Superannuation benefits. Apart from being covered under the Gratuity Plan described above, our senior officers also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed 47 million and 49 million to the superannuation plan during the years ended March 31, 2010 and 2011, respectively.
Provident fund benefits. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed 195 million and 258 million to the provident fund plan during the years ended March 31, 2010 and 2011, respectively.
401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed 70 million and 70 million to this 401(k) retirement savings plan for the years ended March 31, 2010 and 2011, respectively.
National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed 78 million and 80 million to the U.K. National Insurance scheme during the years ended March 31, 2010 and 2011, respectively.

Pension plans. All employees of Industrias Quimicas Falcon de Mexico, SA de CV (“Falcon”), our subsidiary in Mexico, are governed by a defined benefit pension plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which we make contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
Long service benefit recognition. During the year ended March 31, 2011 we introduced a new post-employment defined benefit scheme under which all eligible employees of our parent company who have completed a specified service tenure with our parent company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with our parent company. We have valued the liability associated with this scheme through an independent actuary. During the years ended March 31, 2010 and 2011, we recorded a liability of 53 million and 10 million, respectively, under the scheme.
6.C. Board practices
Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2011, we had ten directors on our Board, of which seven were non-full time independent directors.
The Companies Act, 1956 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation. At every annual general meeting, one-third of the directors who are subject to re-election must retire and, if eligible for re-election, may be reappointed at the annual general meeting.
The terms of each of our directors and their expected expiration dates are provided in the table below:

Expiration of
Current
Name	Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)(4)	July 12, 2016	5 years	27 years
Mr. Satish Reddy (1)	September 30, 2012	5 years	18 years
Mr. G.V. Prasad (1)(4)	January 29, 2016	5 years	25 years
Mr. Anupam Puri (2)	Retirement by rotation	Due for retirement by rotation in 2011	9 years
Dr. J. P. Moreau(2)(3)	Retirement by rotation	Due for retirement by rotation in 2013	4 years
Ms. Kalpana Morparia(2)(3)	Retirement by rotation	Due for retirement by rotation in 2014	4 years
Dr. Omkar Goswami(2)	Retirement by rotation	Due for retirement by rotation in 2012	10.5 years
Mr. Ravi Bhoothalingam(2)	Retirement by rotation	Due for retirement by rotation in 2012	10.5 years
Dr. Bruce L. A. Carter(2)	Retirement by rotation	Due for retirement by rotation in 2011	3 years
Dr. Ashok S. Ganguly(2)	Retirement by rotation	Due for retirement by rotation in 2013	1.5 year

(1)	Full time director.

(2)	Non-full time independent director.

(3)	Reappointed at the 26th Annual General Meeting of Shareholders held on July 23, 2010.

(4)
Reappointed by the Board of Directors at their meeting held on January 25, 2011 for a further period of five years, subject to approval by our shareholders at their next annual general meeting scheduled on July 21, 2011.

The terms of the contracts with our full-time directors are also disclosed to all of our shareholders in the notice of the general meeting. The directors are not eligible for any termination benefit on the termination of their tenure with us.

Committees of the Board
Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had seven Board-level Committees as of March 31, 2011:
•	Audit Committee.

•	Nomination, Governance and Compensation Committee.

•	Science, Technology and Operations Committee.

•	Risk Management Committee.

•	Shareholders’ Grievance Committee.

•	Management Committee.

•	Investment Committee.
The Board of Directors, in their annual board retreat held on August 23 and 24, 2010, decided to rename and reconstitute the Governance and Compensation Committee and renamed it as the Nomination, Governance and Compensation Committee, with membership of only independent directors.
The Board at the aforesaid meeting also formed two new committees — the Science, Technology and Operations Committee and the Risk Management Committee — each of which has membership of only independent directors.
Audit Committee. Our management is primarily responsible for our internal controls and financial reporting process. Our independent registered public accounting firm is responsible for performing independent audits of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing reports based on such audits. The Board has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial controls and reporting.
The Audit Committee consists of the following three non-full time, independent directors:
•	Dr. Omkar Goswami (Chairman);

•	Ms. Kalpana Morparia; and

•	Mr. Ravi Bhoothalingam.
Our Company Secretary is the Secretary of the Audit Committee. This Committee met on five occasions during the year ended March 31, 2011. Our independent registered public accounting firm was present at all Audit Committee meetings during the year.

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
Governance and Compensation Committee. Prior to its reconstitution and renaming effective as of August 2010, the Governance and Compensation Committee considered and recommended to the Board the compensation of the full time directors and executives, and also reviewed the remuneration package that we offered to different grades/levels of our employees. The Compensation Committee also administered our Employee Stock Option Schemes.
The Governance and Compensation Committee consisted of the following non-full time, independent directors:
•	Mr. Anupam Puri (Chairman);
•	Dr. Bruce Carter;
•	Dr. J.P. Moreau;

•	Ms. Kalpana Morparia;

•	Dr. Omkar Goswami; and

•	Mr. Ravi Bhoothalingam.
The Global Chief of Human Resources was the Secretary of the Committee. The Governance and Compensation Committee met twice during the year ended March 31, 2011.

Nomination, Governance and Compensation Committee. The Board of Directors, in their annual board retreat held on August 23 and 24, 2010, decided to rename and reconstitute the Governance and Compensation Committee and renamed it as the Nomination, Governance and Compensation Committee, with membership of only independent directors. The primary function of the Nomination, Governance and Compensation Committee is to:
•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;
•
Assess our policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring that we are at the forefront of good corporate governance; and

•
Regularly examine ways to strengthen our organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, the resulting compensation awards, and make appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to our directors, executive officers and senior management employees.

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes. The Nomination, Governance and Compensation Committee consists of the following non-full time, independent directors:
•	Mr. Anupam Puri (Chairman);

•	Dr. Ashok S. Ganguly;

•	Ms. Kalpana Morparia; and

•	Mr. Ravi Bhoothalingam.
The Corporate Officer responsible for Human Resources is the Secretary of the Committee. The Nomination, Governance and Compensation Committee met two times during the year ended March 31, 2011.
Science, Technology and Operations Committee. The Board of Directors, in their annual board retreat held on August 23 and 24, 2010, had formed the Science, Technology and Operations Committee, with membership of only independent directors.
The primary function of the Science, Technology and Operations Committee is to:
•
Advise the Board and our management on scientific, medical and technical matters and operations involving our development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;

•
Assist the Board and our management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure that we make well-informed choices in committing our resources;

•	Assist the Board and our management in creation of valuable intellectual property;
•	Review the status of non-infringement patent challenges; and
•	Assist the Board and our management in building and nurturing science in our organization in accordance with our business strategy.

The Science, Technology and Operations Committee consist of the following non-full time, independent directors:
•	Dr. Ashok S. Ganguly (Chairman);

•	Mr. Anupam Puri;

•	Dr. Bruce L.A. Carter; and

•	Dr. J.P. Moreau
The Corporate Officers heading Intellectual Property Development Operations, Proprietary Products and Biologics are the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met two times during the year ended March 31, 2011.
Risk Management Committee. The Board of Directors, in their annual board retreat held on August 23 and 24, 2010, formed the Risk Management Committee with membership of only independent Directors.
The primary function of the Risk Management Committee is to:
•	Ensure that it is apprised of the most significant risks along with the action management is taking and how it is ensuring effective Enterprise Risk Management;
•	Discuss with senior management our Enterprise Risk Management and provide oversight as may be needed; and
•	Review risk disclosure statements in any public documents or disclosures.
The Risk Management Committee consists of the following non-full time, independent directors:

•	Dr. Bruce L.A. Carter (Chairman);

•	Dr. J.P. Moreau; and

•	Dr. Omkar Goswami
Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met on two occasions during the year ended March 31, 2011.
6.D. Employees
The following table sets forth the number of our employees as at March 31, 2011, 2010 and 2009.
As at March 31, 2011

			Rest of the
	North America	Europe	World	Total
Manufacturing(1)	232	74	5,992	6,298
Sales and Marketing(2)	119	88	4,640	4,847
Research and Development	8	30	1,890	1,928
Others(3)	61	159	1,630	1,850

Total	420	351	14,152	14,923

As at March 31, 2010

			Rest of the
	North America	Europe	World	Total
Manufacturing(1)	163	53	5,524	5,740
Sales and Marketing(2)	102	88	3,873	4,063
Research and Development	6	27	1,753	1,786
Others(3)	44	231	1,591	1,866

Total	315	399	12,741	13,455

As at March 31, 2009

			Rest of the
	North America	Europe	World	Total
Manufacturing(1)	105	89	3,686	3,880
Sales and Marketing(2)	85	235	3,594	3,914
Research and Development	18	24	1,455	1,497
Others(3)	121	197	1,619	1,937

Total	329	545	10,354	11,228

(1)	Includes quality, technical services and warehouse.

(2)	Includes business development.

(3)	Includes shared services, corporate business development and the intellectual property management team.
We have not experienced any material work stoppages in the last two fiscal years and we consider our relationship with our employees and labor unions to be good. Approximately 8% of our employees belong to labor unions. We did not experience any strikes at our manufacturing facilities in the years ended March 31, 2011 and 2010.
6.E. Share ownership
The following table sets forth, as of March 31, 2011 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

	No. of Shares	% of Outstanding	No. of Options
Name	Held (1), (3)	Capital	Held
Dr. K. Anji Reddy (2),(4)	600,956	0.36%	—
Mr. G.V. Prasad (4)	1,365,840	0.81%	—
Mr. Satish Reddy (4)	1,205,832	0.71%	—
Mr. Anupam Puri (ADRs)(5)	16,498	0.01%	2,402
Dr. J.P.Moreau (ADRs)(5)	6,000	—	2,400
Dr. Omkar Goswami(5)	18,000	0.01%	2,400
Ms. Kalpana Morparia(5)	6,000	—	2,400
Mr. Ravi Bhoothalingam(5)	18,000	0.01%	2,400
Dr. Bruce L.A. Carter (ADRs)(5)	7,000	—	2,400
Dr. Ashok S. Ganguly(5)	—	—	2,400
Abhijit Mukherjee	28,093	0.01%	20,000
Amit Patel	—	—	13,375
Cartikeya Reddy	5,575	—	11,750
K. B. Sankara Rao	64,438	0.04%	11,250
R. Ananthanarayanan	—	—	—
Saumen Chakraborty	24,500	0.02%	18,500
Umang Vohra	5,990	—	10,750
Vilas M. Dholye	1,910	—	8,750
Dr. Raghav Chari	—	—	9,500

(1)	Shares held in their individual name only.

(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.

(3)	All shares have voting rights.

(4)	Not eligible for grant of Stock Options.

(5)
These options were granted in the years ended March 31, 2010 and 2011 with an exercise price of 5 each. These options vests at the end of one year from the date of grant and expire at the end of five years from the date of vesting.

Employee Stock Incentive Plans
We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. In the year ended March 31, 2011, options to purchase ordinary shares and ADSs were awarded to various executive officers and directors under these two plans as follows: an aggregate of 342,730 options were granted having an average exercise price of 5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant (excluding the grants to Board members, which vest in one year) provided for time-based vesting in 25% increments over four years. As of March 31, 2011, options were outstanding under these two plans for an aggregate of approximately 821,720 shares and ADSs with an average exercise price of 5 per share or ADS and approximately 21,000 shares and ADSs with an average exercise price of 444 per share or ADS.
In addition, our subsidiary Aurigene Discovery Technologies Limited (“Aurigene”) adopted the Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 to provide for issuance of stock options to eligible employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc. In the year ended March 31, 2011, no options were awarded under this plan. As of March 31, 2011, options were outstanding under this plan for an aggregate of approximately 1,009,090 shares of Aurigene with an average exercise price of 11.94 per share.
For the years ended March 31, 2011 and 2010, 265 million and 226 million, respectively, has been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2011, there was approximately 167 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.59 years.
For further information regarding our options and stock option incentive plans, see Note 20 to our consolidated financial statements.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major shareholders
All of our equity shares have the same voting rights. As of March 31, 2011, a total of 25.65% of our equity shares were held by the following parties:
•	Dr. K. Anji Reddy (Chairman),

•	Mr. G.V. Prasad (Vice Chairman and Chief Executive Officer),

•	Mr. Satish Reddy (Managing Director and Chief Operating Officer),

•	Mrs. K. Samrajyam, wife of Dr. K. Anji Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and

•
Dr. Reddy’s Holdings Limited (formerly known as Dr. Reddy’s Holdings Private Limited) (a company in which Dr. K. Anji Reddy owns 40% of the equity and the remainder is held by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members).

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2011:

	Equity Shares Beneficially Owned (1)
	Number	Percentage
Name	of Shares	of Shares
Dr. K. Anji Reddy (2)	39,729,284	23.47%
Mr. G.V. Prasad	1,365,840	0.81%
Mr. Satish Reddy	1,205,832	0.71%
Family Members	1,116,856	0.66%
Subtotal	43,417,812	25.65%

Others/public float	125,834,920	74.35%

Total number of shares outstanding	169,252,732	100.00%

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

(2)
Dr. Reddy’s Holdings Limited owns 39,128,328 of our equity shares. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Limited. The remainder is owned by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members. The entire amount beneficially owned by Dr. Reddy’s Holdings Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy. An aggregate of 2,100,000 of such equity shares held by Dr. Reddy’s Holdings Limited were pledged as on March 31, 2011.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.
The following shareholders held more than 5% of our equity shares as of:

	March 31, 2011		March 31, 2010		March 31, 2009
	No. of equity	% of equity	No. of equity	% of equity	No. of equity	% of equity
Name	shares held	shares held	shares held	shares held	shares held	shares held
Dr. Reddy’s Holdings Limited	39,128,328	23.12	39,128,328	23.17	39,978,328	23.74

Life Insurance Corporation of India and its associates	13,579,378	8.02	18,871,794	11.18	21,723,498	12.89
As of March 31, 2011, we had 169,252,732 outstanding equity shares. As of March 31, 2011, there were 79,790 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of 5 par value per share. As of March 31, 2011, 18.74% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2011 we had approximately 14,272 ADS holders of record in the United States.
7.B. Related party transactions
We have entered into transactions with the following related parties:
•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;
•	A.R. Life Sciences Private Limited for processing services of raw materials and intermediates;
•	Dr. Reddy’s Holdings Limited for the purchase and sale of active pharmaceutical ingredients;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;
•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). Additionally, we have also provided and taken loans and advances from significant interest entities.
We have also entered into cancellable operating lease transactions with our directors and their relatives.
The following is a summary of significant related party transactions:

	(Amounts in millions)
	Year Ended March 31,
	2011	2010	2009
Purchases from significant interest entities in the ordinary course	486	275	290
Sales to significant interest entities in the ordinary course	391	156	135
Services to significant interest entities	—	4	—
Contribution to a significant interest entity towards social development and research and development	125	151	124
Hotel expenses paid to significant interest entities	20	13	13
Advances paid to significant interest entities for purchase of land (1)	—	367	400
Short term loan taken from and repaid to significant interest entities	—	—	60
Interest paid on loan taken from significant interest entities	—	—	2
Compensation paid to key management personnel	494	511	460
Lease rental paid under cancellable operating leases to directors and their relatives	29	27	26

(1)
This does not include amounts paid as at March 31, 2011, 2010 and 2009 of 0 million, 1,447 million and 1,080 million, respectively, as advances towards the purchase of land from significant interest entities, which has been recorded under capital work-in-progress in our statement of financial position.

The above table does not include the following transactions between us and our key management personnel:
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

•	During the year ended March 31, 2010, we purchased land from a significant interest entity for a purchase price of 21 million.
We have the following amounts due from related parties:

	(Amounts in millions)
	As at March 31,
	2011	2010
Significant interest entities	114	44
Key management personnel	5	5

The above table as at March 31, 2011 and 2010 does not include amount of 0 million and 1,447 million, respectively, paid as an advance towards the purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress in the statements of financial position in our consolidated financial statements.
As at March 31, 2010, we had advanced 1,447 million for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in our audited consolidated financial statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010.
During the year ended March 31, 2011, we completed the acquisition of this special purpose entity and therefore obtained control over the land. Consequently, an amount of 1,447 million has been classified out of “capital work-in-progress” and included as cost of land acquired as at March 31, 2011.
We have the following amounts due to related parties:

	(Amounts in millions)
	As at March 31,
	2011	2010
Significant interest entities	81	20
7.C. Interests of experts and counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated statements and other financial information
The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated statement of financial position as of March 31, 2011 and 2010

•	Consolidated income statement for the years ended March 31, 2011, 2010 and 2009

•	Consolidated statement of comprehensive income/(loss) for the years ended March 31, 2011, 2010 and 2009

•	Consolidated statement of changes in equity for the years ended March 31, 2011, 2010 and 2009

•	Consolidated cash flow statement for the years ended March 31, 2011, 2010 and 2009

•	Notes to the consolidated financial statements
Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.
Amount of Export Sales
For the year ended March 31, 2011, our export revenues were 57,469 million, and accounted for 82% of our total revenues.

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
During the year ended March 31, 2006, we received a notice from the Government of India demanding the recovery of the price which we charged for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 million including interest thereon. We filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing us to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77 million. We deposited this amount with the Government of India in November 2005 and are awaiting the outcome of our appeal with the Supreme Court. In February 2008, the High Court directed us to deposit an additional amount of 30 million, which was deposited by us in March 2008. We have fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event that we are unsuccessful in our litigation in the Supreme Court, we will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.

Fexofenadine United States litigation
In April 2006, we launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. We are presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three method of use patents, and three synthetic process patents which are at issue in the litigation. We have obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to our fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.
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
Subsequent to our receipt of the U.S. FDA approval in March 2010 for our ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against us in the District Court of New Jersey to withhold the launch of our generic version of Allegra D24® product in the U.S. market, arguing that they were likely to prevail on their claim that we infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminary injunction against us. Sanofi-Aventis and AMR posted security of U.S $40 with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, we have not recorded any asset in our consolidated financial statements in connection with this product in the United States.
On January 28, 2011, the District Court of New Jersey ruled that, based on Sanofi-Aventis and AMR’s likely inability to prove infringement by our products, the preliminary injunction issued in June 2010 should be dissolved. However, Aventis and AMR have the right to appeal this order in the Federal Circuit of the United States Court of Appeals. We subsequently launched sales of our generic version of Allegra-D 24®. Although the preliminary injunction has been removed, all such sales are at risk pending final resolution of the litigation. Additionally, on April 27, 2011, a trial was held regarding two of the listed formulation patents 6039974 and 5738872 (on Allegra® and Allegra-D 12® products) that were asserted against us. We presented non-infringement and invalidity arguments for both. A decision on this trial is not expected until July 2011. If Aventis and AMR are ultimately successful in their allegation of patent infringement, we could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by us, and could also be prohibited from selling these products in the future.
Alendronate Sodium, Germany litigation
In February 2006, MSD Overseas Manufacturing Co. (“MSD”), an entity affiliated with Merck & Co. Inc. (“Merck”), initiated infringement proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the supplementary protection certificate on the basic patent for Fosamax® (MSD’s brand name for alendronate sodium) (the “first MSD patent”). betapharm and some other companies are selling generic versions of this product in Germany. MSD’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, MSD filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent.
In March 2007, the European Patent Office granted Merck a patent, which will expire on July 17, 2018 covering the use of alendronate sodium for the treatment of osteoporosis (the “second MSD patent”). betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office which revoked the second MSD patent on March 18, 2009. Merck filed notice of appeal of such revocation. In August 2007, Merck initiated patent infringement proceedings against betapharm before the German civil court of Düsseldorf, which decided to stay the proceedings until a final decision of the European Patent Office is rendered.

There are other jurisdictions within Europe where the second MSD patent has already been revoked. As a result of this, we continue selling our generic version of Fosamax®. If Merck is ultimately successful in its allegations of patent infringement, we could be required to pay damages related to sales of our generic version of Fosamax® in Gemany, and could also be prohibited from selling these products in the future.
On May 9, 2011, betapharm signed a settlement agreement with Merck, MSD’s parent, releasing each party fromall past, present or future claims arising directly or indirectly with respect to the litigation regarding the first MSD patent and the second MSD patent, without any financial or legal liability. With this settlement, all litigation with respect to these patents and the related products in Germany has ended.
Oxycodon, Germany litigation
We have been selling “Oxycodon beta” (generic oxycontin) in Germany since 2007. We have for some time been aware of litigation with respect to one of our suppliers and licensors of generic oxycontin, who has also been supplying this product to several other generic pharmaceutical companies in Germany. In April 2007, there were nullity/opposition as well as infringement proceedings filed separately against this supplier on two formulation patents by the innovator.
Subsequently, our supplier and all licensees had jointly filed a nullity petition at the German Federal Patent Court. During the nullity proceedings, in the case of the first patent, the Federal Patent Court in 2009 revoked the patent. The innovator appealed this decision and currently this proceeding is pending at the Federal Court of Justice. On the second patent, opposition was filed by various parties with the Opposition Division, and in its oral proceedings in April 2008, the Division maintained the patent. Appeals of this decision were filed by both the patentee and the opponents (including our supplier) and oral proceedings took place in October 2009 and October 2010. In October 2010, the Board of Appeal referred this to an enlarged Board and its decision is currently pending.
The innovator has since then also filed an infringement action for both of the two formulation patents against our supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The German court in Mannheim in its first decision in August 2008 held that our supplier’s product was non-infringing. This decision was appealed by the innovator to the higher District Court of Karlsruhe, and a decision on this appeal is expected to be issued later in 2011.
In the second week of January 2011, the innovator initiated a separate (secondary) legal action against us. It is understood that a similar action has also been initiated against all other licensees and that such an action is only a legal/procedural matter and does not have any change in impact on the main cases. We have also signed a cost sharing agreement under which the supplier will share a portion of the losses resulting from any innovator damage claim. As of March 31, 2011, based on a legal evaluation, we continue to sell this product.
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
Ceragenix Bankruptcy Litigation
In November 2007, we entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix.”). Under this agreement, we made up-front and milestone payments of U.S.$5 million and commenced distribution of the dermatological product EpiCeram®, a skin barrier emulsion device, in the United States and its territories. As of March 31, 2011, we carried a balance intangible value of U.S.$2.8 million relating to these payments.
In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. In July 2010, Ceragenix filed a motion for entry of an interim order and, subsequently, filed a motion for entry of a final order authorizing the execution of an asset purchase agreement (executed on November 10, 2010) with PuraCap Pharmaceutical LLC to sell, among other things, the patent rights, certain business assets and intellectual property relating to EpiCeram® and to terminate our rights under the Distribution and Supply Agreement. We objected to the proposed sale and termination on various grounds and Ceragenix withdrew the motion. On June 24, 2011, the United States Bankruptcy Court for the District of Colorado permitted Ceragenix to sell the patent rights, certain business assets and intellectual property relating to EpiCeram® to PuraCap Pharmaceutical LLC and to terminate our rights under the Distribution and Supply Agreement. However the court had ordered Ceragenix to pay U.S.$2.75 million to us, out of the sales proceeds of the above mentioned assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement.
Styptovit-K litigation
During the first quarter of the year ended March 31, 2011, the Competition Appellate Tribunal of India issued a preliminary notice of inquiry alleging that we engaged in an unfair trade practice with respect to the manufacture and marketing of Styptovit and Styptovit-K (our branded versions of adrenochrome monosemicarbazone-ascorbic acid-calcium phosphate-menadione-rutin) by launching new versions of these products which omitted any active pharmaceutical ingredients which would have caused them to be subject to price control under Indian law. On December 1, 2010, the Competition Appellate Tribunal of India dismissed the case.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. We have been named in the list of polluting industries along with 229 others. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 million per acre for dry land and 1.70 million per acre for wet land. Accordingly, we have paid total compensation of 3 million. The matter is pending in the courts and the possibility of additional liability is remote. We would not be able to recover the compensation paid, even if the decision of the court is in our favor.
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to one of our vendors regarding the assessable value of products supplied by this vendor to us. We were named as a co-defendant in this demand notice. The Authorities demanded payment of 176 million from the vendor, including penalties of 90 million. Through the same notice, the Authorities issued a penalty claim of 70 million against us. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding 226 million from the vendor, including penalty of 51 million.

Through the same notice, the Authorities issued a penalty claim of 7 million against us. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding 34 million. We have filed appeals against these notices. In August and September 2006, we attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in our favor setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to our U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to the initial requests. On July 8, 2011, we were notified that the Attorneys General intended to conclude their respective investigations on the matter, and that we would be voluntarily dismissed without prejudice from the legal action.
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
Dividend Policy
In the years ended March 31, 2009, 2010 and 2011, we paid cash dividends of 3.75, 6.25 and 11.25, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 13, 2011, the Board of Directors proposed a dividend in the aggregate amount of 2,214 million (including an aggregate amount of 309 million to pay the dividend tax imposed on the distribution of such dividends), which would amount to a total dividend per share of 11.25. The Board’s dividend proposal is subject to the approval of our shareholders.
Holders of our ADSs are entitled to receive dividends payable on the equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.
Bonus Debentures
On March 31, 2010, our Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to our shareholders to be effected by way of capitalization of our retained earnings. The scheme was subject to the successful receipt of necessary approvals of our shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, we issued these debentures to the shareholders of our Company. A summary of the terms of the issuance is as follows:
•	Fully paid up bonus debentures carrying a face value of 5 each were issued to our shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholder on March 18, 2011.
•	The bonus debentures are unsecured and are not convertible into our equity shares.

•
We delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by our Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to us, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time we must redeem them for cash in an amount equal to the face value of 5 each, plus unpaid interest, if any.
•	These bonus debentures carry an interest rate of 9.25% per annum, payable at the end of every 12, 24 and 36 months from the date of issue.
•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.
•
Issuance of these bonus debentures will be treated as a “deemed dividend” under section 2 (22) (b) of the Indian Income Tax Act, 1961 and accordingly, we will be required to pay a dividend distribution tax.

•
Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, we have created a statutory reserve (the “Debenture Redemption Reserve”) in which we are required to deposit a portion of our profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

We have accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in their capacity as owners on a collective basis. Accordingly, we have measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. We have disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, we incurred costs of 51 million in directly attributable transaction costs payable to financial advisors. This amount has been accounted for as a reduction from the bonus debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures has been disclosed separately in the consolidated statement of cash flows as part of financing activities.
Further, the dividend distribution tax paid by us on behalf of the owners in the amount of 843 million has been recorded as part of a reduction from retained earnings in the consolidated statement of changes in equity for the year ended March 31, 2011. We have set aside 19 million in debenture redemption reserves out of the profits made during the year ended March 31, 2011 and have recorded such transfer in the consolidated statement of changes in equity for the year ended March 31, 2011.
The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of our ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under our scheme. Therefore, in accordance with the deposit agreement between us and the Depositary, the bonus debentures issuable in respect of the shares underlying our ADRs have been distributed to the Depositary, who sold such bonus debentures on April 8, 2011. The Depository converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed all such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the Deposit Agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.

8.B. Significant changes
Alendronate Sodium, Germany litigation
On May 9, 2011, our wholly-owned subsidiary betapharm signed a settlement agreement with Merck & Co. Inc., parent of MSD Overseas Manufacturing Co., releasing each party from all past, present or future claims arising directly or indirectly with respect to the two patents relating to alendronate sodium which had been the subject of litigations between them, without any financial or legal liability. With this settlement, all litigation with respect to these patents and the related products in Germany has ended. For additional details, please see Item 8.a. above under the heading “Legal Proceedings — Product and patent related matters — Alendronate Sodium, Germany litigation”.
Ceragenix Bankruptcy Litigation
On June 24, 2011, the United States Bankruptcy Court for the District of Colorado permitted Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix”) to sell the patent rights, certain business assets and intellectual property relating to the dermatological product EpiCeram® to PuraCap Pharmaceutical LLC and to terminate our rights under our Distribution and Supply Agreement with Ceragenix. However, the court ordered Ceragenix to pay U.S.$2.75 million to us, out of the sales proceeds of the above mentioned assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement. For additional details, please see Item 8.a. above under the heading “Legal Proceedings — Product and patent related matters — Ceragenix Bankruptcy Litigation”.
Voluntary retirement scheme
On June 20, 2011, we announced a voluntary retirement scheme (i.e., a termination benefit) applicable to certain eligible employees of our parent company. As per the scheme, employees whose voluntary retirement is accepted by us will be paid an amount computed based on the methodology mentioned in the scheme, with the maximum amount restricted to 0.8 million per employee. The financial impact of termination benefits amount is expected to be approximately 135 million.
Letter from the U.S. Food and Drug Administration
The U.S. FDA inspected our Cuernevaca facility in Mexico in November 2010 and issued to us a Form 483 with observations. We responded to the Form 483 observations by implementing a number of corrective actions. On June 3, 2011, the U.S. FDA issued to us a warning letter asking for additional data and corrective actions to the four items listed in the warning letter. Additionally, on June 28, 2011, the U.S. FDA posted on its website an import alert, or Detention Without Physical Examination (“DWPE”) alert. The Mexico facility produces intermediates and active pharmaceutical ingredients and steroids. As a consequence of the DWPE alert, our Mexico facility will not be able to export intermediates and active pharmaceutical ingredients and steroids to U.S. customers until such time as the concerns raised by the U.S. FDA in their warning letter are addressed to their satisfaction and the DWPE alert is lifted. The impact to our revenues for the year ending March 31, 2012 from API sales to U.S. customers affected by this DWPE, and to our generic products which include API impacted by this DWPE, would not be material to our business as a whole even if the DWPE remained in effect throughout the year ending March 31, 2012. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website.
We responded to the U.S. FDA’s warning letter within the stipulated time-frame. We are working collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. Nonetheless, we cannot be assured that satisfying the U.S FDA’s concerns will not take longer than currently anticipated or that the U.S. FDA will not request additional corrective actions that would result in the DWPE remaining in effect longer than currently anticipated.

Approval for Fondaparinux Sodium Injection
On July 11, 2011, the United States Food and Drug Administration (“U.S. FDA”) approved our abbreviated new drug application (“ANDA”) for fondaparinux sodium injection. We are in the process of launching the product in the United States. Fondaparinux is a generic version of GlaxoSmithKline plc’s Arixtra® injection.
ITEM 9. THE OFFER AND LISTING
9.A. Offer and listing details
Information Regarding Price History
The following tables set forth the price history for our shares on the Bombay Stock Exchange Limited, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Year	Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High ()	Low ()	High (U.S.$)	Low (U.S.$)
2011	1855.00	1160.00	41.80	24.17
2010	1,317.90	476.10	29.23	9.17
2009	739.00	357.00	16.95	7.27
2008	760.00	501.00	18.66	13.07
2007	877.00	608.00	19.06	12.31

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Quarter Ended	High ()	Low ()	High (U.S.$)	Low (U.S.$)

June 30, 2009	800.00	476.10	16.98	9.17
September 30, 2009	1,018.50	696.00	20.88	15.12
December 31, 2009	1,241.90	891.50	26.54	18.55
March 31, 2010	1,317.90	1,051.20	29.23	23.13
June 30, 2010	1,515.00	1,160.00	33.14	24.17
September 30, 2010	1,558.00	1,304.50	33.59	27.55
December 31, 2010	1,855.00	1,445.00	41.80	32.92
March 31, 2011	1,728.90	1,451.25	38.10	32.58

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High ()	Low ()	High (U.S.$)	Low (U.S.$)
October 31, 2010	1,670.00	1,445.00	38.06	32.92
November 30, 2010	1,814.00	1,666.05	40.25	37.73
December 31, 2010	1,855.00	1,618.00	41.80	34.85
January 31, 2011	1,728.90	1,526.00	38.10	33.93
February 28, 2011	1,640.00	1,451.25	35.64	32.58
March 31, 2011	1,675.00	1,492.00	37.53	33.52
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
Markets on Which Our Debentures Trade
Further, our recently issued unsecured, redeemable, non-convertible, fully paid up bonus debentures (as described in Section 8.A. above) began trading on the Indian Stock Exchanges effective April 7, 2011. These bonus debentures are not registered in the United States and are publicly traded solely in India.
9.D. Selling shareholders
Not applicable.
9.E. Dilution
Not applicable.
9.F. Expenses of the issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A. Share capital
Not applicable.
10.B. Memorandum and articles of association
Dr. Reddy’s Laboratories Limited was incorporated under the Indian Companies Act, 1956. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 4507 (Company Identification No. L85195AP1984PLC0004507). Our registered office is located at 8-2-337, Road No. 3, Banjara Hills Hyderabad, Andhra Pradesh 500 034, India and the telephone number of our registered office is +91-40-49002900. The summary of our Articles of Association and Memorandum of Association that is included in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2001, together with copies of the Articles of Association and Memorandum of Association that are included in our registration statement on Form F-1, are incorporated herein by reference.
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
The Memorandum and Articles of Association were further amended in accordance with the terms of an Order of the High Court of Judicature Andhra Pradesh dated July 19, 2010 to provide for the capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund of ours with the approval of our shareholders in connection with our bonus debentures.
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
As of March 31, 2011, FII’s are holding 25.90% and NRI’s 1.63% of our equity shares.

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
Fungibility of ADSs
A registered broker in India can purchase shares of an Indian company that issued ADSs, on behalf of a person residing outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:
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
Taxation of Distributions.
a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 16.61% including applicable surcharges and the special levy called the “Education and Higher Education Cess (education cess)”, on the total amount it distributes, declares or pays as a dividend.
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

•
long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, excluding the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the maximum marginal rate of tax applicable to the seller, excluding surcharges and education cess, if the sale of such equity shares is settled outside of a recognized stock exchange in India;

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
Purchase or sale of equity shares of a company listed on a recognized stock exchange in India is subject to a security transaction tax of 0.125% of the transaction value for any delivery based transaction and 0.025% for any non-delivery based transaction.
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
It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax (i) at variable rates with a maximum rate of 40%, excluding the prevailing surcharge and education cess, in the case of a foreign company and (ii) at the rate of 30.9% including the applicable education cess in the case of resident employees.
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
Service Tax. Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 10.3%. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.
United States Federal Taxation
The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any state thereof or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or has a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes, generally for investment. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the U.S. Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, any of which could affect the tax consequences described below. This summary does not address the U.S. federal tax laws other than income or estate or U.S. state or local or non-local U.S. tax laws.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSS.
Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the holders of equity shares represented by such ADSs.
Dividends. Subject to the passive investment company rules described below, except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain.
Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes and certain holding period requirements are met. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year. The ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on the New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. Absent congressional action to extend these rules, the reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2012. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributors paid to a U.S. holder with respect ADSs or equity shares should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or equity shares will be foreign source income, and will be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder.
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
Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules described below, U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.
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
Backup withholding tax and information reporting requirements. Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder establishes that he, she or it is an exempt recipient or provides a U.S. taxpayer identification number and certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.
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
• if a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) is made to include in their taxable income their pro rata share of undistributed amounts of our income; or
• if the equity shares are “marketable stock” and a mark-to-market election is made, to mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.
If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the U.S. holder to make a “qualified electing fund” election.
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
Additionally, documents referred to in this Form 20-F may be inspected at our corporate office, which is located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, 500 034, India.
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
As of March 31, 2011, we had Indian rupee/U.S. dollar forward contracts to sell in the amount of U.S.$232 million. As of March 31, 2011, we also had outstanding Indian rupee/U.S. dollar foreign currency options, which are classified as cash flow hedges, of U.S.$345 million.
Sensitivity Analysis of Exchange Rate Risk.
As a result of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately 1,592 million increase/decrease in our total equity and an approximately 1,057 million increase/decrease in our net profit as at March 31, 2011.
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

Interest Rate Risk
As of March 31, 2011 we had a loan of 5,758 million carrying an interest rate of LIBOR plus 52-80 bps. This loan exposes us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. As of March 31, 2011, we had not entered into any interest rate swaps to hedge our interest rate risk.
Interest Rate Profile.
An interest rate profile of long-term debt is given below:

	For the Year Ended March 31,
	2011	2010	2009
Foreign Currency Loans	—	Euribor +70bps and Libor +70 bps	Euribor +70bps or Libor +70 bps
Rupee Term Loans*	—	2%	2%
Bonus Debentures	9.25%	—	—

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
Maturity profile.
The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2011 are as follows:
(Amounts in millions)

Maturing in the		Foreign	Obligation
year ending	Rupee term	currency	under finance
March 31,	loan	loan	lease	Debentures	Total
2012	—	—	12	—	12
2013	—	—	10	—	10
2014	—	—	10	5,078	5,088
2015	—	—	10	—	10
2016	—	—	10	—	10
Thereafter	—	—	204	—	204

	—	—	256	5,078	5,334

Counter-Party Risk
Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and time deposits. Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities.
On March 24, 2011 we issued bonus debentures carrying a face value of 5 each in the ratio of 6 debentures for each equity share held by our shareholders as on March 18, 2011. These debentures will have a maturity of 36 months, at which time we must redeem them for cash in an amount equal to the face value of 5 each plus unpaid interest, if any.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of our ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under our scheme. Therefore, in accordance with the deposit agreement between us and the Depositary, the bonus debentures issuable in respect of the shares underlying our ADRs have been distributed to the Depositary, who sold such bonus debentures on April 8, 2011. The Depository converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed all such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the deposit agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.
For additional details, please see Item 8.a. above under the heading “Dividend Policy — Bonus Debentures”.
B. Warrants and Rights.
Not applicable.
C. Other Securities.
Not applicable.
D. American Depositary Shares.
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

Category
(as defined by SEC)	Depositary actions	Associated Fee

(a) Depositing or substituting the underlying shares	Issuing ADSs upon deposits of shares, including deposits and issuances in respect of share distributions, stock splits, rights, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new shares deposited.

(b) Receiving or distributing dividends	Distribution of dividends.	U.S.$0.02 or less per ADSs (U.S.$2.00 per 100 ADSs).

(c) Selling or exercising rights	Distribution or sale of securities.	U.S.$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

Category
(as defined by SEC)	Depositary actions	Associated Fee

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the shares withdrawn.

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts.	U.S.$1.50 per ADS.

(f) General depositary services, particularly those charged on an annual basis.	Other services performed by the depositary in administering the ADSs.	U.S.$0.02 per ADS (or portion thereof) not more than once each calendar year.

(g) Other	Expenses incurred on behalf of holders in connection with:	The amount of such expenses incurred by the Depositary.

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
Fees made by Depositary to us
Direct Payments
The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2011, the Depositary reimbursed us an amount of U.S.$547,082 towards such expenses. The amounts the depositary reimburses are not related to the fees collected by the depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2011.

Amount Reimbursed during
Category of Expenses	the Year Ended March 31, 2011

Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$547,082

Listing fees	None

Investor relations	None

Advertising and public relations	None

Broker reimbursements (1)	None

(1)
Broker reimbursements are fees payable to Broadridge Financial Solutions, Inc. and other service providers for the distribution of hard copy materials to beneficial ADS holders in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards.

Indirect Payments
As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice which are estimated to total U.S.$300,000. The Depositary has also paid the following expenses on our behalf: U.S.$140,206. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that the Depositary has agreed to waive and/or expenses that the Depositary has paid during the year ended March 31, 2011.

Category Expenses	Amount Reimbursed during the Year Ended March 31, 2011

Third-party expenses paid directly	U.S.$38,000 towards NYSE listing fee and U.S.$102,206 towards broker reimbursements, postage, printing and Depositary Trust Company report fees

Fees waived	Up to U.S.$300,000 per year.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Modification in the rights of security holders
None.

Use of Proceeds
In November 2006, we completed a public offering of our American Depositary Shares (“ADS”) to investors. The offering consisted of 14,300,000 ADSs representing 14,300,000 equity shares having a par value of 5 each, at an offer price of U.S.$16.00 per ADS. The proceeds of the offering (including sales pursuant to the underwriters’ over-allotment option, but prior to the underwriting discount and commissions and expenses of the offering) were U.S.$228.8 million. We paid underwriting discounts and commission of approximately U.S.$4.0 million. Accordingly, the net proceeds from the offering after underwriting discounts and commissions was approximately U.S.$224.8 million. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.
Out of the total net proceeds of U.S.$224.8 million that was raised, U.S.$23.9 million was utilized in the year ended March 31, 2007. Out of the balance proceeds of U.S.$200.9 million (8,733 million), 2,725 million was utilized during the year ended March 31, 2008 to meet our working capital and capital expenditure requirements.
The remaining proceeds of 6,008 million were utilized for working capital requirements and funding the business acquisitions made by us during the year ended March 31, 2009.
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
Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2011, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Our management’s assessment of the effectiveness of our internal control over financial reporting excludes the evaluation of the internal controls over financial reporting of the acquired penicillin manufacturing business which was acquired from Glaxosmithkline LLC and Glaxo Group Limited on March 29, 2011, associated with total assets of 1,388 million and total revenue of 0 million included in our consolidated financial statements as of and for the year ended March 31, 2011.
Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2011.
The effectiveness of our internal control over financial reporting as of March 31, 2011 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G. V. Prasad Vice-Chairman and Chief Executive Officer	/s/ Umang Vohra Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Dr. Reddy’s Laboratories Limited:
We have audited Dr. Reddy’s Laboratories Limited’s (“the Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dr. Reddy’s Laboratories Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Dr. Reddy’s Laboratories Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Dr. Reddy’s Laboratories Limited acquired a penicillin manufacturing business from Glaxosmithkline LLC and Glaxo Group Limited during the year ended March 31, 2011, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2011, the acquired business’ internal control over financial reporting associated with total assets of 1,388 million and total revenues of Nil included in the consolidated financial statements of the Company as of and for the year ended March 31, 2011. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the acquired business.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated July 20, 2011 expressed an unqualified opinion on those consolidated financial statements.
KPMG
Hyderabad, India.
July 20, 2011

ITEM 16. [RESERVED]
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
The Audit Committee of our Board of Directors is composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee of our Board of Directors. As of March 31, 2011, no member of the Audit Committee of our Board of Directors met the requirements to be an audit committee financial expert under the SEC definition. We believe that the combined knowledge, skills and experience of the Board of Directors and their authority to engage outside experts as they deem appropriate to provide them with advice on the matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.
ITEM 16.B. CODE OF ETHICS
We have adopted a code of business ethics applicable to our executive officers, directors and all other employees. This code has been revised, updated and adopted effective as of May 7, 2008. The code is also available on our corporate website, at http://www.drreddys.com/investors/pdf/cobe-booklet-2011.pdf. Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein. Any waivers of this code for executive officers or directors will be disclosed through furnishing a Form 6-K to the SEC. In addition, the Audit Committee of our Board of Directors has approved a whistleblower policy, which functions in coordination with our code of business ethics and provides an anonymous means for employees and others to communicate with various designated personnel, including the Audit Committee of our Board of Directors.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth for the years ended March 31, 2011, 2010 and 2009, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Year Ended
Type of Service	March 31, 2011	March 31, 2010	March 31, 2009	Description of Services
	( in millions)
Audit fees	61.36	58.60	57.28	Audit and review of financial statements
Audit related fees		—	—	Financial and tax due diligence services
Tax fees	2.93	5.05	1.46	Tax returns filing and transfer pricing related services
All other fees	1.45	2.37	0.11	Statutory certifications, subscription to databases, etc.

Total	65.74	66.02	58.85

In accordance with the requirement of the charter of the Audit Committee of our Board of Directors, we obtain the prior approval of the Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to the Audit Committee of our Board of Directors the nature of services that are provided and the fees to be paid for the services. The fees listed in the above table as “Tax fees” and “All other fees” were approved by the Audit Committee of our Board of Directors.

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We have not sought any exemption from the listing standards for audit committees applicable to us as a foreign private issuer.
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended March 31, 2011, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.
ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None
ITEM 16.G. CORPORATE GOVERNANCE
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
We have a Nomination, Governance and Compensation Committee composed entirely of independent directors which meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of the Nomination, Governance and Compensation Committee.

Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.
We have a Nomination, Governance and Compensation Committee composed entirely of independent directors which meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of our Nomination, Governance and Compensation Committee.

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

Each listed company must have an internal audit function.	We have an internal audit function.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plans were approved by our shareholders.

Listed companies must adopt and disclose corporate governance guidelines.	We have not adopted corporate governance guidelines.

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
We do not have such a practice.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer or director of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.
There have been no such instances.

Standard for U.S. NYSE Listed Companies	Our practice

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time that any of the following occurs:
We filed our most recent annual written affirmation, in the form specified by NYSE on September 28, 2010.

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
The following financial statement and auditor’s report for the year ended March 31, 2011 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F - 1

• Consolidated statement of financial position as of March 31, 2011 and 2010	F - 2

• Consolidated income statements for the years ended March 31, 2011, 2010 and 2009	F - 4

• Consolidated statement of comprehensive income/(loss) for the years ended March 31, 2011, 2010 and 2009	F - 5

• Consolidated statements of changes in equity for the years ended March 31, 2011, 2010 and 2009	F - 6

• Consolidated cash flow statements for the years ended March 31, 2011, 2010 and 2009	F - 8

• Notes to the consolidated financial statements	F – 10

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Dr. Reddy’s Laboratories Limited:
We have audited the accompanying consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2011 and 2010 and the related consolidated income statements, statements of comprehensive income/ (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight board (United States), Dr. Reddy’s Laboratories Limited internal control over financial reporting as of March 31. 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 20, 2011 expressed an unqualified opinion on the effectiveness of Dr. Reddy’s Laboratories Limited’s internal control over financial reporting. This report on the effectiveness of internal control over financial reporting as of March 31, 2011, contains an explanatory paragraph that states that management’s assessment of the effectiveness of internal control over financial reporting and our audit of internal control over financial reporting of the Company excludes an evaluation of internal control over financial reporting of the acquired penicillin manufacturing from Glaxosmithkline LLC and Glaxo Group Limited.
KPMG
Hyderabad, India
July 20, 2011

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2011		March 31, 2011	March 31, 2010
		Unaudited
		convenience
		translation into
		U.S.$ (See Note 2.d)
ASSETS
Current assets
Cash and cash equivalents	15	U.S.$	129	5,729	6,584
Other investments	11		1	33	3,600
Trade receivables, net	13		395	17,615	11,960
Inventories	12		361	16,059	13,371
Derivative financial instruments	31		18	784	573
Current tax assets			10	442	530
Other current assets	14		156	6,931	5,445

Total current assets		U.S.$	1,069	47,593	42,063

Non-current assets
Property, plant and equipment	7		666	29,642	22,459
Goodwill	8		49	2,180	2,174
Other intangible assets	9		293	13,066	11,799
Investment in equity accounted investees	10		7	313	310
Deferred income tax assets	28		43	1,935	1,282
Other non-current assets	14		6	276	243

Total non-current assets		U.S.$	1,064	47,412	38,267

Total assets		U.S.$	2,133	95,005	80,330

LIABILITIES AND EQUITY
Current liabilities
Trade payables	23	U.S.$	190	8,480	9,322
Current income tax liabilities			28	1,231	1,432
Bank overdraft	15		2	69	39
Short-term borrowings	18		409	18,220	5,565
Long-term borrowings, current portion	18		—	12	3,706
Provisions	22		29	1,314	1,094
Other current liabilities	24		262	11,689	7,864

Total current liabilities		U.S.$	921	41,015	29,022

Non-current liabilities
Long-term loans and borrowings, excluding current portion	18	U.S.$	118	5,271	5,385
Provisions	22		1	41	39
Deferred tax liabilities	28		45	2,022	2,720
Other liabilities	24		15	666	249

Total non-current liabilities		U.S.$	180	8,000	8,393

Total liabilities		U.S.$	1,100	49,015	37,415

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2011		March 31, 2011	March 31, 2010
		Unaudited
		convenience
		translation into
		U.S.$ (See Note 2.d)
Equity
Share capital	16	U.S.$	19	846	844
Share premium			464	20,683	20,429
Other components of equity			75	3,326	2,920
Share based payment reserve			16	730	692
Equity shares held by controlled trust			—	(5)	(5)
Retained earnings			458	20,391	18,035
Debenture redemption reserve			—	19	—

Total equity attributable to:
Equity holders of the Company		U.S.$	1,033	45,990	42,915

Non-controlling interests			—	—	—

Total equity		U.S.$	1,033	45,990	42,915

Total liabilities and equity		U.S.$	2,133	95,005	80,330

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions, except share and per share data)

		For the year ended March 31,
Particulars	Note	2011		2011	2010	2009
		Unaudited
		Convenience
		Translation
		into U.S.$
		(See Note 2.d.)

Revenues	25	U.S.$	1,677	74,693	70,277	69,441
Cost of revenues			773	34,430	33,937	32,941

Gross profit		U.S.$	904	40,263	36,340	36,500

Selling, general and administrative expenses			532	23,689	22,505	21,020
Research and development expenses			114	5,060	3,793	4,037
Impairment loss on other intangible assets	9		—	—	3,456	3,167
Impairment loss on goodwill	8		—	—	5,147	10,856
Other (income)/expense, net	26		(25)	(1,115)	(569)	254

Total operating expenses, net		U.S.$	620	27,634	34,332	39,334

Results from operating activities			284	12,629	2,008	(2,834)

Finance expense	27		(8)	(362)	(372)	(1,668)
Finance income	27		4	173	369	482

Finance (expense)/income, net			(4)	(189)	(3)	(1,186)
Share of profit of equity accounted investees, net of income tax	10		—	3	48	24

Profit/(loss) before income tax			279	12,443	2,053	(3,996)
Income tax (expense)/benefit	28		(31)	(1,403)	(985)	(1,172)

Profit/(loss) for the year			248	11,040	1,068	(5,168)

Attributable to:
Equity holders of the Company			248	11,040	1,068	(5,168)
Non-controlling interests			—	—	—	—

Profit/(loss) for the year			248	11,040	1,068	(5,168)

Earnings/(loss) per share	17
Basic		U.S.$	1.47	65.28	6.33	(30.69)
Diluted		U.S.$	1.46	64.95	6.30	(30.69)

Weighted average number of equity shares used in computing earnings/(loss) per equity share	17
Basic				169,128,649	168,706,977	168,349,139
Diluted				169,965,282	169,615,943	168,349,139
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	For the year ended March 31,
Particulars	2011		2011	2010	2009
	Unaudited
	Convenience
	Translation
	into U.S.$
	(See Note
	2.d.)

Profit/(loss) for the year	U.S.$	248	11,040	1,068	(5,168)

Other comprehensive income/(loss)
Changes in fair value of available for sale financial instruments	U.S.$	—	7	13	18
Foreign currency translation adjustments		9	421	241	642
Effective portion of changes in fair value of cash flow hedges, net		1	37	745	(227)
Income tax on other comprehensive income		(1)	(59)	(102)	32

Other comprehensive income/(loss) for the year, net of income tax	U.S.$	9	406	897	465

Total comprehensive income/(loss) for the year	U.S.$	257	11,446	1,965	(4,703)

Attributable to:
Equity holders of the Company		257	11,446	1,965	(4,703)
Non-controlling interests		—	—	—	—

Total comprehensive income/(loss) for the year	U.S.$	257	11,446	1,965	(4,703)

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

					Foreign
			Share		currency
	Share capital		premium	Fair value	translation	Hedging
Particulars	Shares	Amount	Amount	reserve	reserve	reserve

Balance as of April 1, 2008	168,172,746	841	20,036	(2)	1,567	(7)
Issue of equity shares on exercise of options	296,031	1	168	—	—	—
Net change in fair value of other investments, net of tax expense of 5	—	—	—	13	—	—
Foreign currency translation differences, net of tax expense of 41	—	—	—	—	601	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 78	—	—	—	—	—	(149)
Share based payment expense	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Profit/(loss) for the period	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture Redemption Reserve	—	—	—	—	—	—

Balance as of March 31, 2009	168,468,777	842	20,204	11	2,168	(156)

Balance as of April 1, 2009		842	20,204	11	2,168	(156)
Issue of equity share on exercise of options	168,468,777	2	225
Net change in fair value of other investments, net of tax expense of —	376,608	—	—	13	—	—
Foreign currency translation differences, net of tax benefit of 150	—	—	—	—	391	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 252	—	—	—	—	—	493
Share based payment expense	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Profit/(loss) for the period	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture Redemption Reserve	—	—	—	—	—	—

Balance as of March 31, 2010	168,845,385	844	20,429	24	2,559	337

Balance as of April 1, 2010	168,845,385	844	20,429	24	2,559	337
Issue of equity shares on exercise of options	407,347	2	254	—	—	—
Net change in fair value of other investments, net of tax expense of —	—	—	—	7	—	—
Foreign currency translation differences, net of tax expense of 59	—	—	—	—	362	—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of —	—	—	—	—	—	37
Share based payment expense	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Profit/(loss) for the period	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture Redemption Reserve	—	—	—	—	—	—
Balance as of March 31, 2011	169,252,732	846	20,683	31	2,921	374

Convenience translation into U.S. $		19	464	1	66	8

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)
[Continued from above table, first column repeated]

		Equity shares
	Share based	held by a		Debenture	Non-
	payment	controlled		Redemption	controlling
	reserve	trust*	Retained earnings	reserve	interests	Total
Particulars	Amount	Amount	Amount	Amount	Amount	Amount

Balance as of April 1, 2008	709	(5)	24,211	—	—	47,350
Issue of equity shares on exercise of options	(164)	—	—	—	—	5
Net change in fair value of other investments, net of tax expense of 5	—	—	—	—	—	13
Foreign currency translation differences, net of tax expense of 41	—	—	—	—	—	601
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 78	—	—	—	—	—	(149)
Share based payment expense	131	—	—	—	—	131
Dividend paid (including corporate dividend tax)	—	—	(738)	—	—	(738)
Profit/(loss) for the period	—	—	(5,168)	—	—	(5,168)
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture Redemption Reserve	—	—	—	—	—	—

Balance as of March 31, 2009	676	(5)	18,305	—	—	42,045

Balance as of April 1, 2009	676	(5)	18,305	—	—	42,045
Issue of equity share on exercise of options	(210)	—	—	—	—	17
Net change in fair value of other investments, net of tax expense of —	—	—	—	—	—	13
Foreign currency translation differences, net of tax expense of 150	—	—	—	—	—	391
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 252	—	—	—	—	—	493
Share based payment expense	226	—	—	—	—	226
Dividend paid (including corporate dividend tax)	—	—	(1,233)	—	—	(1,233)
Profit/(loss) for the period	—	—	1,068	—	—	1,068
Acquisition of non-controlling interests	—	—	(105)	—	—	(105)
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture Redemption Reserve	—	—	—	—	—	—

Balance as of March 31, 2010	692	(5)	18,035	—	—	42,915

Balance as of April 1, 2010	692	(5)	18,035	—	—	42,915
Issue of equity shares on exercise of options	(227)	—	—	—	—	29
Net change in fair value of other investments, net of tax expense of —	—	—	—	—	—	7
Foreign currency translation differences, net of tax expense of 59	—	—	—	—	—	362
Effective portion of changes in fair value of cash flow hedges, net of tax expense of —	—	—	—	—	—	37
Share based payment expense	265	—	—	—	—	265
Dividend paid (including corporate dividend tax)	—	—	(2,219)	—	—	(2,219)
Profit/(loss) for the period	—	—	11,040	—	—	11,040
Acquisition of non-controlling interests	—	—	(525)	—	—	(525)
Issuance of bonus debentures (including corporate dividend tax)	—	—	(5,921)	—	—	(5,921)
Debenture Redemption Reserve	—	—	(19)	19	—	—
Balance as of March 31, 2011	730	(5)	20,391	19	—	45,990

Convenience translation into U.S. $	16	—	458	—	—	1,033

*	The number of equity shares held by a controlled trust as of April 1, 2008, March 31, 2009, April 1, 2009, March 31, 2010, April 1, 2010 and March 31, 2011.
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, except share and per share data)

	For the year ended March 31,
	2011		2011	2010	2009
	Unaudited
	Convenience
	translation into
	U.S.$ (See Note
	2.d.)
Cash flows from/(used in) operating activities:
Profit/(loss) for the year	U.S.$	248	11,040	1,068	(5,168)
Adjustments for:
Income tax expense/(benefit)		31	1,403	985	1,172
Dividend and profit on sale of investments		(2)	(68)	(48)	(136)
Depreciation and amortization		93	4,148	4,160	3,814
Impairment loss on other intangible assets		—	—	3,456	3,167
Impairment loss on goodwill		—	—	5,147	10,856
Inventory write-downs		28	1,237	1,011	833
Allowance for doubtful trade receivables		4	162	169	148
Loss/(Profit) on sale of property, plant and equipment, net		(6)	(271)	24	(15)
Provision for sales returns		16	731	932	663
Share of profit of equity accounted investees		—	(3)	(48)	(24)
Unrealized exchange (gain)/loss, net		(24)	(1,072)	399	(416)
Interest expense, net		4	200	123	688
Share based payment expense		6	265	226	131
Negative goodwill on acquisition of business		(2)	(73)	—	(150)
Changes in operating assets and liabilities:
Trade receivables		(103)	(4,579)	900	(7,348)
Inventories		(81)	(3,624)	(1,593)	(1,939)
Other assets		—	(19)	(2,130)	1,051
Trade payables		26	1,154	1,251	(223)
Other liabilities and provisions		7	330	25	192
Income tax paid		(66)	(2,952)	(2,831)	(2,791)

Net cash from operating activities	U.S.$	180	8,009	13,226	4,505

Cash flows from/(used in) investing activities:
Expenditures on property, plant and equipment		(204)	(9,066)	(4,129)	(4,507)
Proceeds from sale of property, plant and equipment		8	348	61	81
Purchase of other investments		(201)	(8,960)	(24,111)	(12,021)
Proceeds from sale of other investments		283	12,602	21,102	16,398
Expenditure on other intangible assets		(57)	(2,540)	(154)	(254)
Payment of contingent consideration for acquisition of business		—	—	—	(83)
Cash paid for acquisition of business, net of cash acquired		(26)	(1,169)	—	(3,089)
Cash paid for acquisition of equity accounted investee, net of cash acquired		—	—	—	(372)
Interest received		3	127	233	375

Net cash used in investing activities	U.S.$	(194)	(8,658)	(6,998)	(3,472)

Cash flows from/(used in) financing activities:
Interest paid		(8)	(366)	(449)	(1,132)
Proceeds from issuance of equity shares		1	29	17	5
Proceeds from short term loans and borrowings, net		281	12,541	(83)	1,263
Repayment of long term loans and borrowings		(201)	(8,942)	(3,479)	(1,925)
Dividend paid (including corporate dividend tax)(1)		(69)	(3,063)	(1,233)	(738)
Transfers into escrow account for issuance of bonus debentures (1)		(114)	(5,078)	—	—

Proceeds from issuance of bonus debentures(1)		114	5,078

Costs of issuance of bonus debentures(1)		(1)	(51)	—	—

Cash paid for acquisition of non-controlling interests		(12)	(525)	(80)	—

Net cash used in financing activities	U.S.$	(8)	(377)	(5,307)	(2,527)

Net increase/(decrease) in cash and cash equivalents		(23)	(1,026)	921	(1,494)
Effect of exchange rate changes on cash and cash equivalents		3	141	246	(114)
Cash and cash equivalents at the beginning of the period		147	6,545	5,378	6,986

Cash and cash equivalents at the end of the period	U.S.$	127	5,660	6,545	5,378

Note:

(1)	Refer to Note 34 below for further details on the bonus debentures scheme.
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, except share and per share data)
Supplemental schedule of non-cash investing and financing activities:

	Year Ended March 31,
		2011	2011	2010	2009
		Unaudited
		Convenience
		translation into
		U.S.$ (See Note
		2.d.)
Property, plant and equipment and intangibles purchased on credit during the year, including contingent consideration on purchase of intangibles	U.S.$	46	2,055	2,990	427
Property, plant and equipment purchased under capital lease		—	7	—	—
Contingent consideration payable on acquisition of non-controlling interests		—	—	25	—
The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
1. Reporting entity
Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”) together with its subsidiaries (collectively, the “Company”) is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Andhra Pradesh, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India, and Cambridge, United Kingdom; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States and Tennessee, United States; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 34 of these consolidated financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.
2. Basis of preparation of financial statements
a. Statement of compliance
These consolidated financial statements as at and for the year ended March 31, 2011 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been prepared for the Company as a going concern on the basis of relevant IFRS that are effective or available for early adoption at the Company’s annual reporting date, March 31, 2011. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on July 13, 2011.
b. Basis of measurement
These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following:
•	derivative financial instruments that are measured at fair value;
•	financial instruments that are designated as being at fair value through profit or loss account upon initial recognition are measured at fair value;
•	available-for-sale financial assets are measured at fair value;
•
employee defined benefit assets are recognized as the net total of the fair value of plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation; and

•	long term borrowings, except obligations under finance leases that are measured at amortized cost using the effective interest rate method.
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
In respect of subsidiaries and associates whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.
d. Convenience translation (unaudited)
The accompanying consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the consolidated financial statements as of March 31, 2011 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2011 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = 44.54. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unaudited.
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
•	Note 3(b) — Assessment of functional currency for foreign operations

•	Note 3(c) and 31 — Financial instruments

•	Notes 3(f) and 8 — Measurement of recoverable amounts of cash-generating units

•	Note 3(k) — Provisions and contingencies

•	Note 3(l) — Sales returns, rebates and charge back provisions

•	Note 3(n) — Evaluation of recoverability of deferred tax assets

•	Note 6 — Business combinations

•	Note 37 — Contingencies
3. Significant accounting policies
a. Basis of consolidation
Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. Non-controlling interests (“NCI”) represent part of the comprehensive income and net assets of subsidiaries that are not, directly or indirectly, owned by the Company. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interest, even if doing so causes the non-controlling interests to have a deficit balance.
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
Acquisition of non-controlling interests
Acquisitions of some or all of the NCIs are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. Therefore, no goodwill is recognized as a result of such transactions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
a. Basis of consolidation (continued)
Loss of Control
Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in the income statement. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset, depending on the level of influence retained.
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
Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in other comprehensive income/(loss) presented within equity as a part of foreign currency translation reserve adjustments.
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
c. Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments consist of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, and trade payables and certain other liabilities.
Non-derivative financial assets
Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except for those instruments that are designated as being fair value through profit and loss upon initial recognition. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.
Cash and cash equivalents
Cash and cash equivalents consist of current cash balances and time deposits with banks. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Held-to-maturity investments
If the Company has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held to maturity financial assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses. As at March 31, 2011, the Company did not have any held-to-maturity investments.
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
Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is expected in one year or less in the normal operating cycle of the business if longer.
Trade receivables
Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less, or in the normal operating cycle of the business if longer, they are classified as current assets.
Others
Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
The Company derecognizes a financial asset when the contractual right to the cash flows from that asset expires, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Non-derivative financial liabilities
The Company initially recognizes debt instruments issued on the date that they originate. All other financial liabilities are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.
The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized as profit or loss.
Non-derivative financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.
Non-derivative hedging instruments
In addition to the use of derivative financial instruments to hedge foreign currency exposure, the Company designates certain non-derivative financial liabilities, denominated in foreign currencies, as hedges against foreign currency exposures associated with highly probable forecasted sales transactions denominated in foreign currencies. Use of such instruments are limited to only hedging foreign currency exposures, and are not used as hedging instruments for other types of risks that the Company is exposed to.
Accordingly, exchange differences arising on translation of such non-derivative liabilities are recognized directly in other comprehensive income/(loss) and presented within equity as part of the hedging reserve, to the extent that the hedge is considered to be effective. Upon initial designation, of the derivative as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% — 125% relative to the gain or loss on the hedged items. For a cash flow hedge of a forecast transaction, percentage relative to the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss.
To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss), remains there until the forecast transaction occurs. When on the hedged item is a non-financial asset, the amount recognized in other comprehensive income/(loss), is transferred to the carrying amount of the asset when it is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income/(loss) is transferred to profit or loss in the same period that the hedged item affects profit or loss.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
c. Financial instruments (continued)
Derivative financial instruments
The Company holds derivative financial instruments to hedge its foreign currency exposure. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:
Cash flow hedges
Changes in the fair value of a derivative hedging instrument designated as a cash flow hedge are recognized directly in other comprehensive income/(loss) and presented within equity, to the extent that the hedge is effective. Upon initial designation of the derivative as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% — 125% relative to the gain or loss on the hedged items. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss.
To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss) remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income/(loss) is transferred to the carrying amount of the asset when it is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases, the amount recognized in other comprehensive income/(loss) is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Accounting policy on foreign currency risk
In addition to the use of derivative financial instruments to hedge foreign currency exposure, the Company designates certain non-derivative financial liabilities, denominated in foreign currencies, as hedges against foreign currency exposures associated with highly probable forecasted foreign currency sales transactions.
Accordingly, exchange differences arising on translation of such non-derivative liabilities are recognized directly in other comprehensive income/(loss) and presented within equity, to the extent that the hedge is effective. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss) remains there until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income/(loss) is transferred to profit or loss in the same period that the hedged item affects profit or loss.
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
d. Business combinations
Business combinations occurring on or after April 1, 2009 are accounted for by applying the acquisition method. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
d. Business combinations (continued)
The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company. Consideration transferred also includes the fair value of any contingent consideration. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. The Company measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree. Transaction costs that the Company incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees and other professional and consulting fees, are expensed as incurred.
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
Depreciation
Depreciation is recognized in profit or loss over the estimated useful lives of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.
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
The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.
In conducting its research and development activities related to new chemical entities (“NCEs”) and proprietary products, the Company seeks to optimize its expenditures and to limit its risk exposures. Most of the Company’s current research and development projects related to NCEs and proprietary products are at an early discovery phase where project costs are insignificant and cannot be directly identified to any specific project, as these costs generally represent staff and common facility costs. These early development stage exploratory projects are numerous and are characterized by uncertainty with respect to timing and cost of completion. At such time as a research and development project related to an NCE or proprietary product progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:
(a)	it is expected to account for more than 10% of the Company’s total research and development costs; and

(b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.
Historically, none of the Company’s development projects have met the significance thresholds listed above.
Payments to in-license products and compounds from third parties generally taking the form of up-front payments and milestones are capitalized. The Company’s criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable). Historically, wherever the Company has purchased or in-licensed products, either regulatory approval for the products were available from the Company’s counterparties or there were other contractual terms providing for a refund should the regulatory approvals not be received.
The amortization of such assets is generally on a straight-line basis, over their useful economic lives. If the Company becomes entitled to a refund under the terms of an in-license contract, the amount is recognized when the right to receive the refund is established. In such an event, any consequential difference as compared to the carrying value of the asset is recognized in the Company’s Statement of Income.
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
Amortization
Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than for goodwill, intangible assets not available for use and intangible assets having indefinite life, from the date that they are available for use. The estimated useful lives are as follows:

Trademarks	3 - 12 years
Product related intangibles	6 - 15 years
Beneficial toll manufacturing contract	2 years
Non-competition arrangements	1.5 - 10 years
Marketing rights	3 - 16 years
Customer-related intangibles	2 - 11 years
Technology related intangibles	3 - 13 years
Other intangibles	5 - 15 years
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
The factors that the Company considers in determining the allowance for slow moving, obsolete and other non-saleable inventory includes estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

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
j. Employee benefits (continued)
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
Other long term benefits
Eligible employees of a consolidated subsidiary are entitled to payments that are payable twelve months or more after the end of the period in which the employees render the related service. The Company’s net obligation in respect of such plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current period; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on risk free government bond that has a maturity date approximating the term of the obligation and is denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. Actuarial losses and past service costs that arise are recognized immediately in profit or loss.
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
Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. Non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the period in which the Company has continuing substantive performance obligations. Milestone payments which are non-refundable and contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, if the milestones are considered substantive, or over the period the Company has continuing substantive performance obligations, if the milestones are not considered substantive. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.
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
Withholding tax arising out of payment of dividend to shareholders under the Indian Income tax regulations are not considered as tax expense for the Company and all such taxes are recognized in the statement of changes in equity as part of the associated dividend payment.
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
p. Government grants
The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
3. Significant accounting policies (continued)
q. Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the chief executive officer that makes strategic decisions.
r. Recent accounting pronouncements
Standards issued but not yet effective and not early adopted by the Company
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

•	In May 2011, the IASB issued new standards and amendments on consolidated financial statements and joint arrangements. The following are new standards and amendments:
•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

All the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. The Company is in the process of determining the impact of these amendments on its consolidated financial statements.

•	On June 16, 2011 the IASB issued an amendment to IAS-19 “Employee benefits”, which amended the standard as follows:
•
It requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	It introduce enhanced disclosures about defined benefit plans.
•
It modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•
It provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•
It incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.

These amendments are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted. The Company is in the process of determining the impact of these amendments on its consolidated financial statements.

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

	For the years ended March 31,
							Proprietary
Information about segments:	PSAI			Global Generics			Products
Reportable segments	2011	2010	2009	2011	2010	2009	2011	2010	2009
Segment revenue (1)	19,648	20,404	18,758	53,340	48,606	49,790	532	513	294
Gross profit	5,105	6,660	5,595	34,499	29,146	30,448	382	396	196
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
Profit/(loss) for the year

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
5. Segment reporting (continued)
[Continued from above table, first column(s) repeated]

	For the years ended March 31,
Information about segments:	Others			Total
Reportable segments	2011	2010	2009	2011	2010	2009
Segment revenue (1)	1,173	754	599	74,693	70,277	69,441
Gross profit	277	138	261	40,263	36,340	36,500
Selling, general and administrative expenses				23,689	22,505	21,020
Research and development expenses				5,060	3,793	4,037
Impairment loss on other intangible assets				—	3,456	3,167
Impairment loss on goodwill				—	5,147	10,856
Other expense/(income), net				(1,115)	(569)	254

Results from operating activities				12,629	2,008	(2,834)
Finance (expense)/income, net				(189)	(3)	(1,186)
Share of profit of equity accounted investees, net of income tax				3	48	24

Profit/(loss) before income tax				12,443	2,053	(3,996)
Income tax(expense)/benefit				(1,403)	(985)	(1,172)

Profit/(loss) for the year				11,040	1,068	(5,168)

(1)
Segment revenue for the year ended March 31, 2011 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of 3,146 (as compared to 2,780 and 2,371 for the years ended March 31, 2010 and 2009, respectively) and inter-segment revenues from Global Generics to PSAI which is accounted for at a cost of 9 (as compared to 17 and 18 for the years ended March 31, 2010 and 2009, respectively).

Analysis of revenue by geography within the Global Generics Segment:
The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the year ended March 31,
	2011	2010	2009
India	11,690	10,158	8,478
North America	18,996	16,817	19,843
Russia and other countries of the former Soviet Union	10,858	9,119	7,623
Europe	8,431	9,643	11,886
Others	3,365	2,869	1,960

	53,340	48,606	49,790

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
5. Segment reporting (continued)
Analysis of depreciation and amortization by reportable segments:

	For the year ended March 31,
	2011	2010	2009
PSAI	1,413	1,360	1,138
Global Generics	2,437	2,476	2,399
Proprietary Products	109	141	139
Others	189	183	138

	4,148	4,160	3,814

The above depreciation and amortization does not include the impairment loss on other intangible assets of 0, 3,456, and 3,167 for the years ended March 31, 2011, 2010 and 2009, respectively, which relates to the Global Generics segment’s generics business. The above depreciation and amortization also does not include the impairment of goodwill of 0, 5,147 and 10,856 for the years ended March 31, 2011, 2010 and 2009, respectively, which relates to the Company’s Global Generics segment’s generics business.
Analysis of property, plant and equipment and other intangible assets acquired by reportable segments:

	For the year ended March 31,
	2011	2010
PSAI	3,940	1,652
Global Generics	5,944	5,033
Proprietary Products	1,831	15
Others	556	623

	12,271	7,323

Analysis of revenue by geography:
The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the year ended March 31,
	2011	2010	2009
India	14,314	12,808	11,460
North America	23,260	21,269	24,012
Russia and other countries of the former Soviet Union	10,858	9,119	7,623
Europe	16,058	16,779	18,047
Others	10,203	10,302	8,299

	74,693	70,277	69,441

Analysis of assets by geography:
The following table shows the distribution of the Company’s assets by geography, based on the location of assets:

	As of March 31,
	2011	2010
India	52,056	46,994
North America	20,222	12,090
Russia and other countries of the former Soviet Union	4,824	3,608
Europe	17,051	16,871
Others	852	767

	95,005	80,330

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
5. Segment reporting (continued)
Analysis of property, plant and equipment and other intangible assets acquired by geography:
The following table shows the distribution of the Company’s acquisitions of property, plant and equipment including capital work in progress and other intangible assets by geography, based on the location of the property, plant and equipment and other intangible assets:

	For the year ended March 31,
	2011	2010
India	8,875	6,866
North America	3,249	258
Russia and other countries of the former Soviet Union	12	11
Europe	111	169
Others	24	19

	12,271	7,323

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the year ended March 31,
	2011	2010	2009
Clopidogrel	1,458	1,118	1,143
Atorvastatin	1,371	292	208
Naproxen	1,194	490	1,068
Gemcitabine	991	1,224	697
Ciprofloxacin	853	1,054	1,031
Finasteride	750	1,204	1,127
Ramipril	662	559	815
Escitalopram Oxalate	627	224	121
Ranitidine	568	487	355
Rabeprazole	528	717	419
Others	10,646	13,035	11,774

Total	19,648	20,404	18,758

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the year ended March 31,
	2011	2010	2009
Omeprazole	8,501	6,289	5,231
Nimesulide	3,543	2,874	2,165
Fexofenadine (hcl and pseudoephedrine)	2,432	1,673	2,855
Ciprofloxacin	2,302	2,178	1,572
Ketorolac	1,811	1,593	1,297
Tacrolimus	1,739	—	—
Simvastatin	1,361	2,047	2,350
Ranitidine	1,298	1,157	809
Ibuprofen	1,194	1,100	1,000
Ceterizine	1,096	730	638
Others	28,063	28,981	31,873

Total	53,340	48,606	49,790

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Business combination and other acquisitions
a. Acquisition of GSK’s manufacturing facility in Bristol, Tennessee, U.S.A and product rights
On November 23, 2010, the Company through its wholly owned subsidiary, Dr. Reddy’s Laboratories Tennessee LLC, entered into an asset purchase agreement with Glaxosmithkline LLC and Glaxo Group Limited (collectively, “GSK”) for the acquisition of GSK’s penicillin-based antibiotics manufacturing facility in Bristol, Tennessee, U.S.A, the U.S. FDA approved product related rights over GSK’s Augmentin® (branded and generic) and Amoxil® (brand) brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The transaction was subsequently consummated on March 29, 2011. The total cash consideration for the transaction amounted to 1,169 (U.S. $26). Through this acquisition, the Company entered the U.S penicillin-containing antibacterial market segment, thereby broadening its portfolio in North America. The Company has accounted this transaction as an acquisition of business in accordance with IFRS No. 3, Business Combinations (Revised), as the integrated set of assets acquired constitutes a business as defined in the standard. Accordingly, the financial results of this acquired business for the period from March 29, 2011 to March 31, 2011 have been included in the consolidated financial statements of the Company. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Recognized values on
Particulars	acquisition

Property, plant and equipment	688
Intangible assets	321
Inventories	146
Other assets	132
Deferred tax liability	(45)

Net identifiable assets and liabilities	1,242
Negative goodwill recognized in other expense/(income), net(1)	(73)

Consideration paid in cash	1,169

(1)	The negative goodwill on acquisition is attributable mainly to lower amounts paid towards intangible and other assets.
No pro-forma information is disclosed in the consolidated financial statements for the year ended March 31, 2011 as the acquisition is immaterial.
b. Acquisition of the entire equity interest of Perlecan Pharma Private Limited
In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). Perlecan Pharma is engaged in the clinical development and out-licensing of new chemical entity (“NCE”) assets. Under the terms of the joint venture agreement, Citigroup Venture and ICICI Venture each committed to contribute 1,004 (U.S.$23) and the Company committed to contribute 340 (U.S.$8) towards equity in Perlecan Pharma. The arrangement was subject to certain closing conditions which were completed on March 27, 2006, resulting in an amendment of certain terms of the joint venture agreement.
As a result, as of March 31, 2006, the Company owned approximately 14.28% of the equity of Perlecan Pharma. In addition, Perlecan Pharma issued warrants to the Company to purchase 45 million equity shares of Perlecan Pharma, at an exercise price of 1.00 per equity share, the exercise of which was contingent upon the success of certain research and development milestones to be achieved by Perlecan Pharma. If the warrants were fully exercised then the Company would have owned approximately 62.5% of the equity of Perlecan Pharma. Furthermore, three out of seven directors on the Board of Directors of Perlecan Pharma were designated by the Company. In addition, as per the terms of the joint venture agreement, the Company had the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arm’s length basis subject to the final decision by the board of directors of Perlecan Pharma. Considering these factors the Company has accounted for its investment in Perlecan Pharma in accordance with IAS 28, “Investments in Associates”.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
6. Business combination and other acquisitions (continued)
As of March 31, 2006, the Company and the other two investors had invested 101 (U.S.$2) and 605 (U.S.$14), respectively in Perlecan Pharma. The Company was also committed to invest an additional amount of 239 (U.S.$5) as its proportionate equity contribution in the future. As per the terms of the amended agreement, the Company was to be reimbursed by Perlecan Pharma for research and development costs of 231 that were incurred by the Company prior to closing of the initial investment. The Company’s share in the loss of Perlecan Pharma for the period from March 28, 2006 through March 31, 2006 amounted to 40. The reimbursement for research and development costs incurred by the Company prior to the closing was applied to reduce the carrying value of the equity investment in Perlecan Pharma as of March 31, 2006 to zero, with the remaining balance of 170, recognized as ‘other liability’ as of March 31, 2006 (representing the Company’s commitment to make additional equity investments in Perlecan Pharma).
During the year ended March 31, 2007, the Company and the other two investors invested additional amounts of 69 and 413, respectively, in Perlecan Pharma. As a result, as of March 31, 2007, the Company’s ownership of Perlecan Pharma increased to approximately 14.31%. The Company’s share in the loss of Perlecan Pharma for the year ended March 31, 2007 amounted to 63. As of March 31, 2007, the carrying value of the Company’s investment in Perlecan Pharma was 3 and the other liability balance was 170.
The Company’s share in the loss of Perlecan Pharma for the year ended March 31, 2008 amounted to 13. As of March 31, 2008, the carrying value of Company’s investment in Perlecan Pharma was zero; the other liability balance was 180.
On July 30, 2008, the Company acquired the entire equity interest (85.69%) of Citigroup Venture and ICICI Venture in Perlecan Pharma for a total cash consideration of 758. Consequently, Perlecan Pharma became a consolidated subsidiary of the Company. The Company evaluated the acquisition in accordance with IFRS No. 3, “Business Combinations” and concluded that the acquired set of assets did not qualify to be a business and, therefore, accounted for this as an asset acquisition. Accordingly, the purchase price was allocated to the following assets:

Recognized values on
Particulars	acquisition
Current assets, net (includes 386 of cash and cash equivalents)	408
Intangible assets	82
Deferred tax asset	268

Total consideration paid	758

As a result of this acquisition, the “other liability” balance of 180 was recognized in the March 31, 2009 income statement as a credit to research and development expenses.
During the year ended March 31, 2010, the Company concluded a legal reorganization to amalgamate its wholly-owned subsidiary, Perlecan Pharma, into its own operations. The appropriate High Court approval was received by the Company during the year ended March 31, 2010, which states that the Company is able to offset the carry-forward tax losses of Perlecan Pharma against the taxable income of the Company for periods effective from January 1, 2006. Accordingly, the Company has recorded an amount of 268, representing the tax benefit arising from the carried forward tax losses of Perlecan Pharma, as a reduction to its current tax liability with an offset to the existing deferred tax asset recognized for the tax losses of Perlecan Pharma as at March 31, 2009.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
7. Property, plant and equipment
The following is a summary of the change in carrying value of property, plant and equipment.

					Furniture,
					fixtures and
			Plant and	Computer	office
	Land	Buildings	equipment	equipment	equipment	Vehicles	Total
Balance as at April 1, 2009	1,937	5,581	16,459	1,115	910	489	26,491
Additions through business combination	—	—	—	—	—	—	—
Other additions	98	579	2,866	186	83	92	3,904
Disposals	—	(20)	(219)	(127)	(25)	(89)	(480)
Effect of changes in foreign exchange rates	(15)	(173)	(33)	(33)	17	1	(236)
Balance as at March 31, 2010	2,020	5,967	19,073	1,141	985	493	29,679

Balance as at April 1, 2010	2,020	5,967	19,073	1,141	985	493	29,679
Additions through business combination	56	435	170	10	6	—	677
Other additions	1,542	1,513	4,569	213	307	194	8,338
Disposals	(33)	(26)	(154)	(115)	(24)	(98)	(450)
Effect of changes in foreign exchange rates	13	20	68	10	4	—	115
Balance as at March 31, 2011	3,598	7,909	23,726	1,259	1,278	589	38,359

Depreciation
Balance as at April 1, 2009	—	839	7,366	561	856	266	9,888
Depreciation for the year	—	236	1,990	232	120	103	2,681
Disposals	—	(10)	(152)	(130)	(22)	(81)	(395)
Effect of changes in foreign exchange rates	—	(14)	(15)	(21)	(36)	(1)	(87)
Balance as at March 31, 2010	—	1,051	9,189	642	918	287	12,087

Balance as at April 1, 2010	—	1,051	9,189	642	918	287	12,087
Depreciation for the year	—	271	2,229	225	125	112	2,962
Disposals	—	(18)	(135)	(113)	(23)	(84)	(373)
Effect of changes in foreign exchange rates	—	6	18	11	4	(1)	38
Balance as at March 31, 2011	—	1,310	11,301	765	1,024	314	14,714

Net carrying value
As at April 1, 2009	1,937	4,742	9,093	554	54	223	16,603

As at March 31, 2010	2,020	4,916	9,884	499	67	206	17,592
Add: Capital-work-in progress							4,867
							22,459

As at March 31, 2011	3,598	6,599	12,425	494	254	275	23,645
Add: Capital-work-in progress							5,997
							29,642

(1)	Capital-work-in progress as on March 31, 2011 includes 11 acquired through business combination.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
7. Property, plant and equipment (continued)
Government grants
During the year ended March 31, 2011, the Company obtained the approval for its claim towards certain grants associated with construction of a manufacturing facility in the United States from the State of Louisiana amounting to 47 (U.S.$1). As per the terms of the grant, the State of Louisiana has placed certain ongoing conditions on the Company, requiring a minimum cost to be incurred and also providing employment for a minimum number of people. In proportion to the actual cost incurred, the Company has accrued the proportionate share of the grant as a reduction from the carrying value of property, plant and equipment.
Capital commitments
As of March 31, 2011 and 2010, the Company was committed to spend approximately 3,459 and 2,948, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
Interest capitalization
During the years ended March 31, 2011 and 2010, the Company capitalized interest cost of 70 and 67, respectively. The rate for capitalization of interest cost for the years ended March 31, 2011 and 2010 was approximately 1% and 4.5%, respectively.
Assets acquired under finance leases
Property, plant and equipment include 302 and 279 (including accumulated depreciation of 80 and 62) of assets acquired under finance leases as of March 31, 2011 and 2010, respectively.
8. Goodwill
Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.
The following table presents the changes in goodwill during the years ended March 31, 2011 and 2010:

	As of March 31,
	2011	2010
Opening balance (1)	18,267	18,246
Goodwill arising on business combinations	—	—
Effect of translation adjustments	6	21

Closing balance (1)	18,273	18,267

Less: Impairment loss (2)	(16,093)	(16,093)

	2,180	2,174

(1)	This does not include goodwill arising upon investment in associate of 181, as at March 31, 2011 and 2010, which is included in the carrying value of the investment in the equity accounted investees.

(2)
The impairment loss includes 0 and 5,147 for the years ended March 31, 2011 and 2010, respectively, which relates to the Company’s German subsidiary, betapharm, which is part of the Global Generics segment (refer to Note 9 for details).

For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) representing the lowest level within the Company at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment. Goodwill allocated to cash generating units are tested for impairment at least annually. Accordingly, goodwill has been allocated for impairment testing purposes to the following cash generating units identified by the Company:
•	PSAI- Active Pharmaceutical operations

•	Global Generics- North America Operations

•	Global Generics- Italy Operations

•	Global Generics- Branded Formulations

•	Global Generics- European Operations

•	Global Generics- betapharm CGU

•	Global Generics- Shreveport Operations

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
8. Goodwill (continued)
The carrying amount of goodwill (other than those arising upon investment in associate) was allocated to cash generating units as follows:

	As of March 31,
	2011	2010
PSAI- Active Pharmaceutical operations	997	997
Global Generics- North America Operations	731	731
Global Generics- Italy Operations	157	157
Global Generics- Branded Formulations	168	168
Others	127	121

	2,180	2,174

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions on which the Company has based its determinations of value-in-use include:
a)	Estimated cash flows for five years based on formal/approved internal management budgets.
b)
Terminal value arrived by extrapolating last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c)	The post-tax discount rates used are based on the Company’s weighted average cost of capital.
d)
Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rate used is 11%. The before tax discount rate, determined based on the value-in-use derived from the use of after tax assumptions, is 12%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
9. Other intangible assets
The following is a summary of changes in carrying value of other intangible assets:

	Trademarks	Product	Beneficial toll
	with finite	related	manufacturing	Technology
	useful life	intangibles	contracts	related intangibles
Gross carrying value/cost

Balance as at April 1, 2009	9,489	15,971	776	657
Additions through business combinations	—	—	—	—
Other additions	—	2,701	—	—
Effect of changes in foreign exchange rates	(719)	(1,317)	(80)	(41)

Balance as at March 31, 2010	8,770	17,355	696	616

Balance as at April 1, 2010	8,770	17,355	696	616
Additions through business combinations	—	321	—	—
Other additions	—	1,777	—	14
Deletions	—	(3)	—	—
Effect of changes in foreign exchange rates	301	550	34	116

Balance as at March 31, 2011	9,071	20,000	730	746

Amortization/Impairment loss
Balance as at April 1, 2009	2,558	9,267	776	83
Amortization for the year	577	596	—	97
Impairment loss	1,211	2,112		—
Effect of changes in foreign exchange rates	(174)	(948)	(80)	(14)

Balance as at March 31, 2010	4,172	11,027	696	166

Balance as at April 1, 2010	4,172	11,027	696	166
Amortization for the year	418	573	—	84
Impairment loss	—	—	—	—
Effect of changes in foreign exchange rates	100	405	34	5

Balance as at March 31, 2011	4,690	12,005	730	255

Net carrying amount
As at April 1, 2009	6,931	6,704	—	574

As at March 31, 2010	4,598	6,328	—	450

As at March 31, 2011	4,381	7,995	—	491

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
9. Other intangible assets (continued)
[Continued from above table, first column(s) repeated]

	Customer
	related
	intangibles	Others	Total
Gross carrying value/cost

Balance as at April 1, 2009	707	387	27,987
Additions through business combinations	—	—	—
Other additions	12	118	2,831
Effect of changes in foreign exchange rates	(51)	(8)	(2,216)

Balance as at March 31, 2010	668	497	28,602

Balance as at April 1, 2010	668	497	28,602
Additions through business combinations	—	—	321
Other additions	13	—	1,804
Deletions	—	(50)	(53)
Effect of changes in foreign exchange rates	5	(78)	928

Balance as at March 31, 2011	686	369	31,602

Amortization/Impairment loss
Balance as at April 1, 2009	227	197	13,108
Amortization for the year	155	54	1,479
Impairment loss	133	—	3,456
Effect of changes in foreign exchange rates	(21)	(3)	(1,240)

Balance as at March 31, 2010	494	248	16,803

Balance as at April 1, 2010	494	248	16,803
Amortization for the year	66	45	1,186
Impairment loss	—	—	—
Effect of changes in foreign exchange rates	2	1	547

Balance as at March 31, 2011	562	294	18,536

Net carrying amount
As at April 1, 2009	480	190	14,879

As at March 31, 2010	174	249	11,799

As at March 31, 2011	124	75	13,066

The selling, general and administrative expenses included 1,186, 1,479 and 1,503 of amortization of other intangible assets for the years ended March 31, 2011, 2010 and 2009, respectively. The weighted average remaining useful life of other intangibles was approximately 8.48 years as at March 31, 2011.
On March 31, 2011, the Company, through its wholly owned subsidiary Promius Pharma LLC, entered into an agreement with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.) (“Coria”) for the right to manufacture, distribute and market its Cloderm® (clocortolone pivalate 0.1%) product in the United States. Cloderm® is a cream used for treating dermatological inflammation, and is an existing U.S. FDA approved product. In addition to acquiring all relevant U.S. FDA product regulatory approvals and intellectual property rights (other than trademarks) associated with the Cloderm® product, the Company also acquired an underlying raw material supply contract and an exclusive license to use the trademark “Cloderm®” for a period of 8 years. The rights and ownership of this trademark would get transferred from Coria to the Company at the end of the 8th year, subject to payment of all royalties under the contract by the Company. Considerations for these transactions includes an upfront payment of 1,605 (U.S. $36) in cash and contingent consideration in the form of a royalty equal to 4% of the Company’s net sales of Cloderm® in the United States during the 8 year trademark license period.
Since the integrated set of assets acquired as part of these transactions does not meet the definition of a business, the acquisition has been recorded as a purchase of an integrated set of complementary intangible assets with similar economic useful lives. Furthermore, contingent payments associated with future sales have also been considered as an element of cost, as they are directly associated with the acquisition of absolute control over the product related intangibles and do not relate to any substantive future activities either by the Company or Coria. Accordingly an amount of 171 (U.S. $4) has been measured as management’s best estimate of the present value for the royalty payments over the 8 year trademark license period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
9. Other intangible assets (continued)
Product related intangibles acquired during the year ended March 31, 2010 includes an amount of 2,680 (U.S. $57), representing the value of re-acquired rights on the product portfolio that arose upon the exercise by I-VEN Pharma Capital Limited (“I-VEN”) of the portfolio termination value option under its research and development agreement with the Company entered into during the year ended March 31, 2005, as amended. Refer to Note 21 of these consolidated financial statements for further details.
Impairment losses recorded during the year ended March 31, 2009
During the year ended March 31, 2009, there were significant changes in the generics market related to the Company’s German subsidiary, betapharm Arzneimittel GmbH (“betapharm”). These changes included a decrease in the reference prices of its products, increased quantity of discount contracts being negotiated with State Healthcare Insurance (“SHI”) funds, and announcement of a large competitive bidding sale (or “tender”) process from the Allgemeine Ortskrankenkassen (“AOK”), one of the largest SHI funds in Germany. Due to these adverse market developments, as at March 31, 2009, the Company tested the carrying value of its product related intangibles, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable value of the above product-related intangibles were determined as the higher of its value in use and its fair value less costs to sell. This resulted in the fair value less costs to sell being the recoverable value of such intangibles. The impairment testing indicated that the carrying values of certain product-related intangibles were higher than their recoverable value, resulting in the Company recording an impairment loss on certain product related intangibles amounting to 3,167 during the year ended March 31, 2009.
As at March 31, 2009, the Company also performed its annual impairment analysis related to the betapharm cash-generating unit, comprised of the above product related intangibles, the indefinite life trademark/brand —‘beta’ and acquired goodwill. The recoverable value of the betapharm cash-generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash-generating unit was higher than its recoverable value, resulting in the Company recording an impairment loss of goodwill amounting to 10,856 during the year ended March 31, 2009.
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
Due to these results, management has reassessed the impact of these tenders on its future forecasted sales and profits in the German generic pharmaceutical market and has determined it appropriate to significantly revise its estimates for fiscal years ended March 31, 2011 and thereafter. Accordingly, and in light of further deterioration and adverse market conditions in the German generic pharmaceuticals market as at December 31, 2009, the Company has reassessed the recoverable amounts of betapharm’s product-related intangibles, the cash generating unit which comprises these product-related intangibles, its trademark/brand “beta” and the related acquired goodwill (collectively referred to as the “betapharm CGU”). The recoverable amount of both the product-related intangibles and the betapharm CGU was based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amounts of both the product-related intangibles and the betapharm CGU were determined to be higher than their respective recoverable amounts. Accordingly, an impairment loss of 2,112 for the product related intangibles and 6,358 for goodwill in the betapharm CGU has been recognized in the profit or loss. Of the impairment loss pertaining to the betapharm CGU, 5,147 has been allocated to the carrying value of goodwill, thereby impairing the entire carrying value and the remaining 1,211 has been allocated to the trademark/brand —‘beta’, which forms a significant portion of the betapharm CGU. No further impairment indicators were identified up to March 31, 2010.
The above impairment losses relate to the Company’s Global Generics segment.
The Company used the discounted cash flow approach to calculate the fair value less cost to sell, with the assistance of independent appraisers. The key assumptions considered in the calculation are as follows:
•
Revenue projections are based on the approved revised budgets for the fiscal year ended March 31, 2011, based on management’s analysis of current orders booked and the actual performance of Betapharm during recent months. These projections take into account the expected long term growth rate in the German generics industry. Accordingly, based on the industry reports and other information, the Company projects a constant 1% decline in revenue on a year-on-year basis for betapharm’s existing products.

•	The net cash flows have been discounted based on a post-tax discounting tax rate ranging from 7.44% to 9.34%.
During the year ended March 31, 2011 the Company participated in the new tender announced by the AOK (renewal of the tender products which were part of the AOK tender announced during the year ended March 31, 2009). The Company was successful in winning 12 products in the tender. The Company concluded that, due to the inconsequential favorable impact on its net margins, no adjustment to previously recorded impairments losses were necessary.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
9. Other intangible assets (continued)
Change in estimated useful life of indefinite life trademark/brand —‘beta’
Due to the adverse market developments in the German generic pharmaceutical market as referenced above, and consequential impairment losses recorded by the Company during the year ended March 31, 2009 in its betapharm CGU, the Company reviewed the useful life of its indefinite life intangible asset trademark/brand — “beta”. The carrying amount of this intangible was 6,926 as at March 31, 2009, and the Company determined it to be a finite life intangible asset with a useful life of 12 years. The effect of this change in the amortization expense has been recognized from and after April 1, 2009.
De-recognition of intangible assets
The Company acquired BASF Corporation’s pharmaceutical contract manufacturing business and manufacturing facility in Shreveport, Louisiana, in April 2008. As part of the purchase price, 482 was allocated to “customer related intangible assets” and “product-related intangibles”. 142 of the above allocation pertains to a contract with Par Pharmaceuticals Inc. (“Par”) relating to sales of ibuprofen to Par. During the year ended March 31, 2010, there has been clear evidence of a decline in sales of ibuprofen to Par. Accordingly, as at December 31, 2009 the Company has written off the remaining carrying amount of 133 pertaining to this product and customer, as it expects no economic benefits from the use or disposal of these contracts in future periods. The amount derecognized is disclosed as part of “impairment loss on other intangible assets” in the Company’s consolidated income statement.
10. Investment in equity accounted investees
The Company’s share of profit in equity accounted investees for the years ended March 31, 2011, 2010 and 2009 was 3, 48 and 24, respectively.
Reddy Kunshan (Joint venture)
KunshanRotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2011 and 2010. Three directors of the Company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.
Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the year ended March 31,
	2011	2010	2009
Ownership	51.3%	51.3%	51.3%

Total current assets	548	428	427
Total non-current assets	190	191	217

Total assets	738	619	644

Equity	379	373	298

Total current liabilities	359	245	345
Total non-current liabilities	—	1	1

Total liabilities	359	246	346

Revenues	818	791	611
Expenses	812	697	563
Profit for the year	6	94	48
The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2011, 2010 and 2009 was 3, 48 and 25, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2011 and 2010 was 313 and 310, respectively. The translation adjustment arising out of translation of foreign currency balances amounted to 232 and 228 for the years ended March 31, 2011 and 2010, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
11. Other investments
Other investments consist of investments in units of mutual funds, debt securities and equity securities that are classified as available for sale assets. The details of such investments as of March 31, 2011 were as follows:

		Gain/(loss)
		recognized
		directly in
	Cost	equity	Fair value

Investment in units of mutual funds	—	—	—
Investment in equity securities	3	30	33
Investment in certificate of deposits	—	—	—

	3	30	33

The details of such investments as of March 31, 2010 were as follows:

		Gain/(loss)
		recognized
		directly in
	Cost	equity	Fair value

Investments in units of mutual funds	3,276	—	3,276
Investment in equity securities	3	22	25
Investment in certificate of deposits	298	1	299

	3,577	23	3,600

12. Inventories
Inventories consist of the following:

	As of March 31,
	2011	2010
Raw materials	4,777	4,000
Packing materials, stores and spares	1,115	979
Work-in-progress	4,220	3,883
Finished goods	5,947	4,509

Total inventories	16,059	13,371

Inventories as of March 31, 2011 includes inventories of 146 acquired through business combination.
During the years ended March 31, 2011, 2010 and 2009, the Company recorded inventory write-downs of 1,237, 1,011 and 833, respectively. These adjustments were included in cost of revenues. Cost of revenues for March 31, 2011, 2010 and 2009 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to 22,411, 23,656 and 23,760, respectively. The above table includes inventories amounting to 1,045 and 814, which are carried at fair value less cost to sell as at March 31, 2011 and 2010, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
13. Trade receivables

	As of March 31,
	2011	2010

Trade receivables due from related parties	101	44

Other trade receivables	17,973	12,332

	18,074	12,376
Less: Allowance for doubtful trade receivables	(459)	(416)

Trade receivables, net	17,615	11,960

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, ageing of the customer accounts receivable, historical experience of collections from customers and the current economic environment. The activity in the allowance for impairment of trade account receivables is given below:

	Year Ended March 31,
	2011	2010

Balance at the beginning of the year	416	342
Provision for doubtful trade receivables	162	169
Trade receivables written off and charged to allowance	(119)	(95)

Balance at the end of the year	459	416

14. Other assets
Other assets consist of the following:

	As of March 31,
	2011	2010
Current
Prepaid expenses	512	270
Advance payments to vendors	491	586
Balances and receivables from statutory authorities (1)	3,228	2,727
Due from related parties	—	5
Deposits	118	118
Advance to employees	44	46
Export benefits receivable (2)	1,156	571
Others	1,382	1,122

	6,931	5,445
Non-current
Deposits	228	197
Others	48	46

	276	243

	7,207	5,688

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
15. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	As of March 31,
	2011	2010
Cash balances	10	9
Balances with banks	5,247	3,296
Time deposit balances with banks	472	3,279

Cash and cash equivalents on the statements of financial position	5,729	6,584
Bank overdrafts used for cash management purposes	(69)	(39)

Cash and cash equivalents in the cash flow statement	5,660	6,545

Balances with banks included restricted cash of 253 and 19, respectively, for the years ended March 31, 2011 and 2010, which consisted of:
•	20 and 19 as of March 31, 2011 and 2010, respectively, representing amounts in the Company’s unclaimed dividend account, which are therefore restricted;
•
150 million as of March 31, 2011, representing amounts in an escrow account for settlement of the payment due in respect of the Company’s exercise of the portfolio termination value option under its research and development agreement with I-VEN Pharma Capital Limited (Refer to Note 21 for details); and

•
83 as of March 31, 2011, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom (Refer to Note 22 for details).

16. Equity

	Year Ended March 31,
	2011	2010
Par value per share	5	5
Authorized share capital	1,200	1,200
Fully paid up capital
As at April 1	844	842
Add: Shares issued on exercise of stock options	2	2

As at March 31	846	844

The Company presently has only one class of equity shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. During the year ended March 31, 2010 the parent company’s authorized share capital was increased by 200 to enable a legal reorganization to amalgamate Perlecan Pharma Private Limited with and into the parent company.
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
Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends (including dividend tax thereon) of 2,219, 1,233 and 738 during the years ended March 31, 2011, 2010 and 2009, respectively. The dividend per share was 11.25, 11.25 and 6.25 during the years ended March 31, 2011, 2010 and 2009, respectively.
At the Company’s Board of Directors’ meeting held on May 13, 2011, the Board proposed a dividend in the aggregate amount of 2,214, including the applicable dividend tax on distribution of such dividends amounting to 309 (the dividend per share amounting to 11.25), all of which is subject to the approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
17. Earnings/(loss) per share
Basic earnings/(loss) per share
The calculation of basic earnings per share for the years ended March 31, 2011, 2010 and 2009 was based on the profit/(loss) attributable to equity shareholders of 11,040, 1,068 and (5,168), respectively, and the weighted average number of equity shares outstanding, calculated as follows:
Basic earnings/(loss) per share

	Year Ended March 31,
	2011	2010	2009
Issued equity shares as of April 1	168,845,385	168,468,777	168,172,746
Effect of shares issued on exercise of stock options	283,264	238,200	176,393
Weighted average number of equity shares as of March 31	169,128,649	168,706,977	168,349,139
Diluted earnings/(loss) per share
The calculation of diluted earnings per share for the years ended March 31, 2011, 2010 and 2009 was based on the profit/(loss) attributable to equity shareholders of 11,040, 1,068 and (5,168), respectively, and the weighted average number of equity shares outstanding, calculated as follows:

	Year Ended March 31,
	2011	2010	2009
Weighted average number of equity shares (Basic)	169,128,649	168,706,977	168,349,139
Dilutive effect of outstanding stock options	836,633	908,966	—
Weighted average number of equity shares (Diluted)	169,965,282	169,615,943	168,349,139
As the Company incurred a net loss for the year ended March 31, 2009, 722,656 ordinary shares arising out of potential exercise of outstanding stock options were not included in the computation of diluted loss per share, as their effect was anti-dilutive.
18. Loans and borrowings
Short term loans and borrowings
The Company has undrawn lines of credit of 13,089 and 7,850 as of March 31, 2011 and 2010, respectively, from its bankers for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
The interest rate profile of short term borrowings from banks is given below:

As at
	March 31, 2011		March 31, 2010
Rupee borrowings	8.75%		5.00%
Borrowings on transfer of receivables	LIBOR+75-100	bps	—
Foreign currency borrowings	LIBOR+ 50 - 175	bps	LIBOR+ 40 -75	bps
	EURIBOR+50-100	bps
5% to 8%
Short term borrowings as of March 31, 2011 includes:
Transfer of financial asset
During the year ended March 31, 2011, the Company entered into an arrangement with Citibank, India in which the Company transferred 2,215 (U.S $49) of short term trade receivables in return for obtaining short term funds. As part of the transaction, the Company provided Citibank with credit indemnities over the expected losses of those receivables. Since the Company has retained substantially all of the risks and rewards of ownership of the trade receivables, including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and has recognized the cash received in respect of the transaction as short term borrowings. As of March 31, 2011, the carrying amount of the transferred short-term receivables which are subject to this arrangement is 838 (U.S $18.78) and the carrying amount of the associated liability is 825 (U.S $18.50).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
18.	Loans and borrowings (continued)
Short-term borrowings — hedging instruments
During the year ended March 31, 2011, the Company borrowed foreign currency denominated short-term loans amounting to 8,398. Contemporaneous with such borrowings, the Company documented an effective cash flow hedge relationship between the foreign currency exposure associated with such foreign currency borrowings and for the probable anticipated foreign currency sales transactions. Accordingly, the foreign exchange differences arising from re-measurement of these loans have been recognized as a component of equity within the “hedging reserve”.
Long term loans and borrowings
Long term loans and borrowings consist of the following:

	As at March 31,
	2011	2010
Rupee term loan (1)	—	1
Foreign currency loan (2), (3)	—	8,838
Obligations under finance leases	256	252
Bonus debentures	5,027	—

	5,283	9,091

Less: Current portion
Rupee term loan (1)	—	1
Foreign currency loan (2), (3)	—	3,690
Obligations under finance leases	12	15

	12	3,706

Non-current portion
Rupee term loan (1)	—	—
Foreign currency loan (2), (3)	—	5,148
Obligations under finance leases	244	237
Bonus debentures	5,027	—

	5,271	5,385

(1)
“Rupee term loan” represents a loan from the Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Company’s solar grid interactive power plant located in Bachupally, Hyderabad. The outstanding amount of such loan was fully re-paid during the year ended March 31, 2011. Consequently, the financial liability has been derecognized during the current period.

(2)
“Foreign currency loan” represents the carrying amount of a Euro denominated loan originally received from Citibank, N.A., Hong Kong in March 2006 to fund the acquisition of betapharm. As part of the facility, the Company had incurred an amount of 429 as initial debt issuance costs, which is being amortized over the debt period using the effective interest method. On December 22, 2010, the Company repaid the loan prior to its maturity by making a payment of 7,111. The Company obtained a release letter from Citibank for such loan satisfaction on January 4, 2011. Accordingly, the loan liability has been derecognized from the consolidated financial statements and the difference between the carrying amount of the loan (at amortized cost) and the amount paid on the date of satisfaction amounting to 73 has been recognized as loss on extinguishment of debt disclosed within finance cost in the consolidated statement of income.

With respect to this loan, the Company was required to comply with certain financial covenants, which includes limits on capital expenditures and/maintenance of financial ratios (computed based on the Company’s Indian GAAP financial statements) as defined in the loan agreement. Such financial ratio requirements include: (a) Consolidated Net Debt to Consolidated Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) not to exceed 3.5:1, and (b) Consolidated EBITDA to Consolidated Interest Expenses shall not be less than 3.75:1. The Company was in compliance with such financial covenants up to the date of satisfaction of the loan.

(3)
During the year ended March 31, 2011, the Company repaid 8,926 of foreign currency loans (consisting of Euro 141 and U.S.$8), 1 of Rupee term loans and 14 of obligations under capital leases. During the year ended March 31, 2010, the Company repaid 3,457 of foreign currency loans (consisting of Euro 50 and U.S.$3), 6 of rupee term loans and 16 of obligations under finance leases.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
18. Loans and borrowings (continued)
Issuance of bonus debentures

	March 31,
	2011	2010
Proceeds from issuance of bonus debentures	5,078	—
Issuance cost	(51)	—

Initial recognized amount	5,027	—

As explained in Note 34 of these consolidated financial statements, the Company during the year ended March 31, 2011 issued unsecured redeemable bonus debentures amounting to 5,078. In relation to the issuance, the Company has incurred directly attributable transaction cost amounting to 51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at the face value on March 23, 2014 and the Company is obliged to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity. These bonus debentures are measured at amortized cost using the effective interest rate method as at March 31, 2011.
The interest rate profile of long-term loans and borrowings is given below:

	March 31,
	2011	2010
Rupee borrowings	—%	2.00%
Foreign currency borrowings	—%	EURIBOR + 70 bps and LIBOR+70 bps
Bonus debentures	9.25%	—
The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2011 were as follows:

		Foreign	Obligation
Maturing in the year ending	Rupee term	currency	under finance
March 31,	loan	loan	lease	Debentures	Total
2012	—	—	12	—	12
2013	—		10	—	10
2014	—	—	10	5,078	5,088
2015	—	—	10	—	10
2016	—	—	10	—	10
Thereafter	—	—	204	—	204

	—	—	256	5,078	5,334

The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2010 were as follows:

			Obligation
Maturing in the year ending	Rupee term	Foreign	under finance
March 31,	loan	currency loan	lease	Total
2011	1	3,690	15	3,706
2012	—	5,148	8	5,156
2013	—	—	8	8
2014	—	—	8	8
2015	—	—	9	9
Thereafter	—	—	204	204

	1	8,838	252	9,091

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
18. Loans and borrowings (continued)
Obligations under finance leases
The Company has leased buildings and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2011 were as follows:

	Present value of
	minimum lease		Future minimum
Particulars	payments	Interest	lease payments
Not later than one year	12	2	14
Between one and five years	51	6	57
More than five years	193	1	194

	256	9	265

Future minimum lease payments under finance leases as at March 31, 2010 were as follows:

	Present value of
	minimum lease		Future minimum
Particulars	payments	Interest	lease payments
Not later than one year	15	1	16
Between one and five years	33	—	33
More than five years	204	1	205

	252	2	254

19. Employee benefits
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of Indian government-owned corporations.
The components of gratuity cost recognized in the income statement for the years ended March 31, 2011, 2010 and 2009 consists of the following:

	Year Ended March 31,
	2011	2010	2009
Service cost	63	52	43
Interest cost	37	30	27
Expected return on plan assets	(33)	(25)	(22)
Recognized net actuarial (gain)/loss	2	6	—

Gratuity cost recognized in income statement	69	63	48

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2011	2010
Present value of unfunded obligations	25	21
Present value of funded obligations	585	452

Total present value of obligations	610	473
Fair value of plan assets	(490)	(449)

Present value of net obligations	120	24
Unrecognized actuarial gains and (losses)	(134)	(60)

Recognized (asset)/liability	(14)	(36)

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2011	2010
Defined benefit obligations at the beginning of the year	473	404
Service cost	63	52
Interest cost	37	30
Actuarial (gain)/loss	81	18
Benefits paid	(44)	(31)

Defined benefit obligation at the end of the year	610	473

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2011	2010
Fair value of plan assets at the beginning of the year	449	334
Expected return on plan assets	33	25
Employer contributions	47	94
Benefits paid	(44)	(31)
Actuarial gain/(loss)	5	27

Plan assets at the end of the year	490	449

Experience adjustments:

	Year Ended March 31,
	2011	2010	2009	2008
Defined benefit obligation	610	473	404	322
Plan assets	490	449	334	289

Surplus/(deficit)	(120)	(24)	(70)	(33)
Experience adjustments on plan liabilities	28	28	18	36
Experience adjustments on plan assets	5	27	(7)	15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:
The assumptions used to determine benefit obligations:

	Year Ended March 31,
	2011	2010	2009

Discount rate	7.95%	7.50%	7.15%
Rate of compensation increase	9% per annum for first 2 years and 8% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter	8% per annum for first 3 years and 6% per annum thereafter

Expected long-term return on plan assets	7.50%	7.50%	7.50%
The assumptions used to determine gratuity cost:

	Year Ended March 31,
	2011	2010	2009
Discount rate	7.50%	7.15%	7.80%
Rate of compensation increase	8% per annum for first 2 years and 6% per annum thereafter	8% per annum for first 3 years and 6% per annum thereafter	8% to 10% per annum for first 4 years and 6% per annum thereafter

Expected long-term return on plan assets	7.50%	7.50%	7.50%
Contributions: The Company expects to contribute 65 to its gratuity fund during the year ending March 31, 2012.
Plan assets: The Gratuity Plan’s weighted-average asset allocation at March 31, 2011 and 2010, by asset category, was as follows:

	As of March 31,
	2011	2010
Debt securities	—	1%
Funds managed by insurers	99%	96%
Others	1%	3%
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
The components of net pension cost recognized in the income statement for the years ended March 31, 2011, 2010 and 2009 consist of the following:

	Year Ended March 31,
	2011	2010	2009
Service cost	16	14	12
Interest cost	25	24	18
Expected return on plan assets	(27)	(20)	(15)
Actuarial (gain)/loss	6	8	5

Pension cost recognized in income statement	20	26	20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2011	2010
Present value of unfunded obligations	27	26
Present value of funded obligations	332	284

Total present value of obligations	359	310
Fair value of plan assets	(259)	(249)

Present value of net obligations	100	61
Unrecognized actuarial losses	(127)	(91)

Recognized asset	(27)	(30)

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2011	2010
Defined benefit obligations at the beginning of the year	310	244
Service cost	16	14
Interest cost	25	24
Actuarial (gain)/loss	26	34
Benefits paid	(18)	(6)

Defined benefit obligation at the end of the year	359	310

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2011	2010
Fair value of plan assets at the beginning of the year	249	176
Expected return on plan assets	27	20
Employer contributions	17	21
Benefits paid	(18)	(6)
Actuarial gain/(loss)	(16)	38

Plan assets at the end of the year	259	249

Experience adjustments

	Year Ended March 31,
	2011	2010	2009	2008
Defined benefit obligation	359	310	244	253
Plan assets	259	249	176	213

Surplus/(deficit)	(100)	(61)	(68)	(40)
Experience adjustments on plan liabilities	12	1	80	40
Experience adjustments on plan assets	(23)	35	(46)	(21)
Contributions: The Company expects to contribute 40 to the Falcon pension fund during the year ending March 31, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Pension plan (continued)
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are as follows:
Assumptions used to determine pension benefit obligations:

	Year Ended March 31,
	2011	2010	2009
Discount rate	7.75%	7.91%	9.50%
Rate of compensation increase	4.50%	4.50%	4.50%
Expected long-term return on plan assets	9.75%	10.50%	10.50%
Assumptions used to determine pension cost:

	Year Ended March 31,
	2011	2010	2009
Discount rate	7.91%	9.50%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%
Expected long-term return on plan assets	10.50%	10.50%	10.50%
Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2011 and 2010, by asset category is as follows:

	As of March 31,
	2011	2010
Equity	51%	51%
Others	49%	49%
Superannuation benefits
Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed 49, 47 and 44 to the superannuation plan during the years ended March 31, 2011, March 31, 2010 and 2009, respectively.
Provident fund benefits
In addition to the above benefits, all employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed 258, 195 and 160 to the provident fund plan during the years ended March 31, 2011, 2010 and 2009, respectively.
Other contribution plans
In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed 70, 70 and 54 to the 401(k) retirement savings plan during the years ended March 31, 2011, 2010 and 2009, respectively.
In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions.
The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed 80, 78 and 70 to the National Insurance during the years ended March 31, 2011, 2010 and 2009, respectively.
Employee benefit expenses, including share based payments, incurred during the years ended March 31, 2011, 2010 and 2009 amounted to 14,109, 12,843 and 10,525, respectively.
Long service benefit recognition
During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary. During the years ended March 31, 2011 and 2010, the Company recorded liabilities of 10, and 53, respectively, under the scheme.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Long service benefit recognition (continued)
The components of such benefit cost recognized in the income statement for the years ended March 31, 2011 and 2010 consists of the following:

	Year Ended March 31,
	2011	2010	2009
Service cost	6	—	—
Interest cost	4	—	—
Expected return on plan assets	—	—	—
Actuarial (gain)/loss	—	—	—
Past service cost	—	53	—

Pension cost recognized in income statement	10	53	—

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2011	2010
Present value of unfunded obligations	69	53
Present value of funded obligations	—	—
Total present value of obligations	69	53

Fair value of plan assets	—	—

Present value of net obligations	69	53
Unrecognized actuarial losses	(8)	—

Recognized Liability	61	53

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2011	2010
Defined benefit obligations at the beginning of the year	53	—
Service cost	6	—
Interest cost	4	—
Actuarial (gain)/loss	8	—
Past service cost	—	53
Benefits paid	(2)	—

Defined benefit obligation at the end of the year	69	53

The Company has not earmarked any specific assets for such defined benefit obligation and, accordingly, it is unfunded.
Experience adjustments:

	Year Ended March 31,
	2011	2010	2009	2008
Defined benefit obligation	69	53	—	—
Plan assets	—	—	—	—

Surplus/(deficit)	(69)	(53)	—	—
Experience adjustments on plan liabilities	1	—	—	—
Experience adjustments on plan assets	—	—	—	—
Contributions: The Company expects to contribute 10 during the year ending March 31, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
19. Employee benefits (continued)
Long service benefit recognition (continued)
Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the long service benefit cost are as follows:
Assumptions used to determine defined benefit obligations:

	Year Ended March 31,
	2011	2010	2009
Discount rate	7.95%	7.50%	—
Rate of compensation increase	9% per annum for first 2 years and 8% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter	—

Expected long-term return on plan assets	—	—	—
The assumptions used to determine long service benefit cost:

	2011	2010	2009
Discount rate	7.50%	7.50%	—
Rate of compensation increase	8% per annum for first 2 years and 6% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter	—

Expected long-term return on plan assets	—	—	—
Long term incentive plan
During the year ended March 31, 2011, Aurigene Discovery Technologies Limited (a 100% holding subsidiary of the Company) introduced a new long term employment defined benefit scheme under which all eligible employees of Aurigene Discovery Technologies Limited will be incentivized based on the year on year growth in the profitability of Aurigene Discovery Technologies Limited. Payment to all the eligible employees will be made three years after they fall due. Accordingly, the Company has valued the liability through an independent actuary. During the year ended March 31, 2011, the Company recorded a liability of 40 under the scheme.
Severance payments of German subsidiaries
In Germany, many statutory health insurance funds (“SHI funds”) and other health insurance providers have been announcing new competitive bidding tenders which continue to cause pressure on the Company’s existing level of revenues due to a steep decrease in product prices. The Company believes that this is leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market.
On account of these developments and other significant adverse events in the German generic pharmaceutical market, during the year ended March 31, 2010 the Company implemented workforce reductions and restructuring of the Company’s German subsidiaries, betapharm Arzneimittel GmbH (“betapharm”) and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current situation within the German generic pharmaceuticals industry. Accordingly, during the year ended March 31, 2010, the management and the works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into “reconciliation of interest” agreements that set out the overall termination benefits payable to identified employees. Accordingly, an amount of 885 (Euro 13.2) was recorded as termination benefits included as part of “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2010.

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
The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e.,5 per option).
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee stock incentive plans (continued)
Stock options activity under the DRL 2002 Plan for the two categories of options is as follows:

	Year Ended March 31, 2011
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category A — Fair Market Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	100,000	362.50-531.51	403.02	38
Granted during the year	—	—	—	—
Expired/forfeited during the period	(9,000)	373.50-531.51	443.73	—
Exercised during the period	(70,000)	362.50-442.50	385.36	—

Outstanding at the end of the period	21,000	373.50-448	444.45	67

Exercisable at the end of the period	11,000	373.50-448	441.23	55

	Year Ended March 31, 2011
			Weighted-	Weighted- average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category B — Par Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	785,007	5.00	5.00	72
Granted during the period	284,070	5.00	5.00	91
Expired/forfeited during the period	(78,620)	5.00	5.00	—
Exercised during the period	(293,296)	5.00	5.00	—

Outstanding at the end of the period	697,161	5.00	5.00	72

Exercisable at the end of the period	52,106	5.00	5.00	41

	Year Ended March 31, 2010
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category A — Fair Market Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	136,410	362.50-531.51	417.51	42
Granted during the year	—	—	—	—
Expired/forfeited during the period	(3,670)	442.50- 531.51	512.11	—
Exercised during the period	(32,740)	373.50- 531.51	451.17	—

Outstanding at the end of the period	100,000	362.50-531.51	403.02	38

Exercisable at the end of the period	80,000	362.50-531.51	391.78	27

	Year Ended March 31, 2010
			Weighted-	Weighted- average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category B — Par Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	778,486	5.00	5.00	72
Granted during the period	359,840	5.00	5.00	91
Expired/forfeited during the period	(83,608)	5.00	5.00	—
Exercised during the period	(269,711)	5.00	5.00	—

Outstanding at the end of the period	785,007	5.00	5.00	72

Exercisable at the end of the period	79,647	5.00	5.00	41
The weighted average grant date fair value of fair market value options granted under category A above of the DRL 2002 Plan during the year ended March 31, 2011 was 0. The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2011 and 2010 was 920 and 447.32, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2011 and 2010 was 489 and 229, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2011 and 2010 was 1,425.60 and 810.65, respectively. As of March 31, 2011, options outstanding and exercisable under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of 1,164 and 98, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee stock incentive plans (continued)
Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”):
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
The DRL 2007 Plan provides for option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

	Year Ended March 31, 2011
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category B — Par Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	112,390	5.00	5.00	74
Granted during the period	58,660	5.00	5.00	89
Expired/forfeited during the period	(2,440)	5.00	5.00	—
Exercised during the period	(44,051)	5.00	5.00	—

Outstanding at the end of the period	124,559	5.00	5.00	74

Exercisable at the end of the period	3,364	5.00	5.00	49

	Year Ended March 31, 2010
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category B — Par Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	156,577	5.00	5.00	71
Granted during the period	74,600	5.00	5.00	91
Expired/forfeited during the period	(44,630)	5.00	5.00	—
Exercised during the period	(74,157)	5.00	5.00	—

Outstanding at the end of the period	112,390	5.00	5.00	74

Exercisable at the end of the period	2,250	5.00	5.00	47

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2011 and 2010 was 920 and 447.32, respectively. The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the year ended March 31, 2011 and 2010 was 62 and 57 respectively. The weighted average share price on the date of exercise of options during the year ended March 31, 2011 and 2010 was 1,425 and 768.82, respectively. As of March 31, 2011, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of 203 and options exercisable under the DRL 2007 Plan had an aggregate intrinsic value of 5.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
20. Employee stock incentive plans (continued)
The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards.
The weighted average grant date fair value of all the options granted under the DRL 2002 plan (both category — A and B) was 920 and 447.32 for the years ended March 31, 2011 and 2010, respectively.
The weighted average inputs used in computing the fair value of such grants were as follows:

	Year Ended	Year Ended
	March 31, 2011	March 31, 2010
Expected volatility	34.34%	36.45%
Exercise price	5	5
Option life	2.43 years	2.44 years
Risk-free interest rate	6.04%	5.05%
Expected dividends	0.4%	0.82%
Grant date share price	1,242.55	612.95
As explained further in Note 34, during the current year, the Company has effected a scheme for issuance of bonus debentures to the shareholders of the Company. As per the terms of this approved scheme, the Compensation Committee of the Board of Directors of the Company have been authorized to reduce the existing exercise price of Category A- Fair market value options by 30 per instrument as and when considered appropriate. However, the Compensation Committee did not approve any such reduction at any time during the year ended March 31, 2011.
Pending the final decision of the Compensation Committee, no modifications of the existing scheme has been effected during the year ended March 31, 2011 to the employee equity settled share based payment.
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

	Year Ended March 31, 2011
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	1,012,331	10-14.99	11.95	34
Granted during the year	—	—	—	—
Exercised during the year	—	—	—	—
Expired/forfeited during the period	(3,241)	10-14.99	11.63	—

Outstanding at the end of the period	1,009,090	10-14.99	11.94	21

Exercisable at the end of the period	1,009,090	10-14.99	11.94	21

	Year Ended March 31, 2010
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	2,916,263	10-14.99	13.99	33
Granted during the year	—	—	—	—
Exercised during the year	(1,899,943)	10	10	—
Expired/forfeited during the period	(3,989)	10-14.99	11.63

Outstanding at the end of the period	1,012,331	10-14.99	11.95	34

Exercisable at the end of the period	850,237	10-14.99	11.36	31
As of March 31, 2011, options outstanding and exercisable under this Plan had an aggregate intrinsic value of 33.
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
For the years ended March 31, 2011, 2010 and 2009, 265, 226 and 131, respectively, has been recorded as employee share-based payment expense under all employee stock incentive plans of the Company. As of March 31, 2011, there is approximately 167 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.59 years.

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
The first tranche of 985 (U.S.$23) was funded by I-VEN on March 28, 2005. This amount received from I-VEN was initially recorded as an advance and subsequently credited in the income statement as a reduction of research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e., a product filing as per the terms of the agreement) was considered to be completed once the appropriate ANDA was submitted by the Company to the U.S. FDA. Achievement of a milestone entitled the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product (which varied depending on whether the ANDA was a Paragraph III or Paragraph IV filing). Accordingly, based on product filings made by the Company through March 31, 2007, an aggregate amount of 933 has been credited to research and development expense during the years ended March 31, 2005, 2006 and 2007.
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
During the year ended March 31, 2010, the Company and I-VEN reached an agreement for I-VEN to exercise the portfolio termination value option for a portfolio termination value amount of 2,680 (U.S.$57). Accordingly, the Company recorded an asset of 2,680 (U.S.$57) (in the form of a portfolio product related intangibles essentially representing a relief from future royalty costs payable to I-VEN) and an equivalent liability representing consideration payable to I-VEN.
On October 1, 2010, the Company, DRL Investments Limited (a wholly owned subsidiary of Dr. Reddy’s) and I-VEN’s beneficial interest holders consummated and settled the transaction by restructuring it as a purchase of the controlling interest in I-VEN by DRL Investments Limited in exchange for payment to the I-VEN beneficial interest holders of 2,680, including an amount of 150 set aside in an escrow fund for a period of 15 months for the purpose of funding certain indemnification obligations of such beneficial interest holders.
Accordingly, the amount paid of 2,530 has been disclosed as a settlement of liability eligible for de-recognition. Further, the amount of 150 set aside in an escrow has been disclosed as restricted cash included as a part of cash and cash equivalents and the liability of an equal amount continues to be disclosed as a part of current liabilities in the financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
22. Provisions
Provisions consist of the following:

	As at March 31,
	2011	2010

Sales returns	980	839
Environmental liability	41	39
Legal	334	255

	1,355	1,133

The details of changes in provisions during the year ended March 31, 2011 are as follows:

	Allowance for	Environmental
Particulars	sales return (1)	Liability (2)	Legal	Total

Balance as at April 1, 2010	839	39	255	1,133
Provision made during the year	731	2	79	812
Provisions acquired in business combinations	—	—	—	—
Provision used during the year	(590)	—	—	(590)

Balance as at March 31, 2011	980	41	334	1,355

Current	980	—	334	1,314
Non-current	—	41	—	41

	980	41	334	1,355

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See Note 3.k. for details.

(2)
As a result of the acquisition of a unit of The Dow Chemical Company, the Company assumed a liability for contamination of the Mirfield site acquired amounting to 39. Because the seller is required to indemnify the Company for this liability, a corresponding asset has also been recorded in the statements of financial position. During the year ended March 31, 2011, the Company was required to provide security for such environmental liabilities and, accordingly, the Company has deposited 83 as additional security.

The details of changes in provisions during the year ended March 31, 2010 are as follows:

	Allowance for	Environmental
Particulars	sales return	Liability	Legal	Total
Balance as at April 1, 2009	815	42	1,113	1,970
Provision made during the year	932	—	119	1,051
Provisions acquired in business combinations	—	—	—	—
Provision used during the year	(908)	(3)	(977)	(1,888)

Balance as at March 31, 2010	839	39	255	1,133

Current	839	—	255	1,094
Non-current	—	39	—	39

	839	39	255	1,133

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
22. Provisions (continued)
The details of changes in provisions during the year ended March 31, 2009 are as follows:

	Allowance for	Environmental
Particulars	sales return	Liability	Legal	Total
Balance as at April 1, 2008	627	—	123	750
Provision made during the year	663	—	990	1,653
Provisions acquired in business combinations	—	422	—	42
Provision utilized during the year	(475)	—	—	(475)

Balance as at March 31, 2009	815	42	1,113	1,970

Current	815	—	1,113	1,928
Non-current	—	42	—	42

	815	42	1,113	1,970

23. Trade payables
Trade payables consist of the following:

	As at March 31,
	2011	2010
Trade payables due to related parties	81	20
Trade payables	8,399	9,302

	8,480	9,322

24. Other liabilities
Other liabilities consist of the following:

	As at March 31,
	2011	2010
Current
Advance from customers	399	245
Statutory dues payable	235	372
Accrued expenses	7,140	5,743
Deferred revenue	104	107
Others	3,811	1,397

	11,689	7,864
Non-current
Statutory dues payable	45	48
Deferred revenue	328	42
Others	293	159

	666	249

	12,355	8,113

25. Revenue
Revenue consists of the following:

	Year Ended March 31,
	2011	2010	2009
Sales	72,952	68,616	68,381
Services	1,741	1,661	1,060

	74,693	70,277	69,441

Revenue includes excise duties of 356, 316 and 422 for the years ended March 31, 2011, 2010 and 2009, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
26. Other (income)/expense, net
Other expense/(income), net consist of the following:

	Year Ended March 31,
	2011	2010	2009
Loss/(Profit) on sale of property, plant and equipment, net	(271)	24	(15)
Sale of spent chemical	(255)	(209)	(211)
Negative goodwill on acquisition of business	(73)	—	(150)
Miscellaneous income	(596)	(432)	(286)
Settlement of legal claim from innovator (1) (2)	80	48	916

	(1,115)	(569)	254

(1)
During the year ended March 31, 2008, Eli Lilly’s German patent covering olanzapine was invalidated by the German Patent Court. Eli Lilly, the innovator, appealed this decision before the German Federal Court of Justice. The Company’s German subsidiary, betapharm and certain other competitors had launched olanzapine products in Germany pending the decision from the German Federal Court of Justice. Eli Lilly filed an application for an interim order against betapharm claiming patent infringement at the court in Düsseldorf, Germany. However, in August 2008, the court decided not to grant the interim order due to lack of urgency. In December 2008, the Federal Court of Justice overruled the German Patent Court and decided to maintain the olanzapine patent in favor of Eli Lilly, the innovator. The Company subsequently stopped marketing this product in the German market. As part of the litigation, Eli Lilly claimed damages resulting from the sales of the Company’s olanzapine product. In settlement of such claims, the Company agreed to pay compensation to Eli Lilly the amount of 916. Accordingly, the Company has recorded a liability towards this claim the amount of 916. During the year ended March 31, 2010, the Company paid such amount.

(2)
During the year ended March 31, 2011, the Company recorded an amount of 80 as its best estimate of the probable liability arising out of the Company’s olanzapine litigation in Canada (Refer to Note 37 for details). The total provision as at March 31, 2011 on this matter is 128.

27. Finance (expense)/income, net
Finance (expense)/income, net consist of the following:

	Year Ended March 31,
	2011	2010	2009
Interest income	105	249	346
Dividend and profit on sale of investments, net	68	48	136
Foreign exchange gain, net	—	72	—

	173	369	482
Foreign exchange loss, net	(57)	—	(634)
Interest expense on borrowings	(232)	(372)	(1,034)
Loss on extinguishment of debt	(73)	—	—

	(362)	(372)	(1,668)

	(189)	(3)	(1,186)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
28. Income taxes
a. Income tax (expense)/benefit recognized in the income statement.
Income tax (expense)/benefit recognized in the income statement consist of the following:

	Year Ended March 31,
	2011	2010	2009
Current tax (expense)
Domestic	(2,253)	(2,552)	(1,549)
Foreign	(673)	(684)	(1,182)

	(2,926)	(3,236)	(2,731)

Deferred tax (expense)/benefit
Domestic	698	79	(166)
Foreign	825	2,172	1,725

	1,523	2,251	1,559

Total income tax (expense)/benefit in income statement	(1,403)	(985)	(1,172)

b. Income tax (expense)/benefit recognized directly in equity
Income tax (expense)/benefit recognized directly in equity consist of the following:

	Year Ended March 31,
	2011	2010	2009
Tax effect on changes in the fair value of other investments	—	—	(5)
Tax effect on foreign currency translation differences	(59)	150	(41)
Tax effect on effective portion of change in fair value of cash flow hedges	—	(252)	78

	(59)	(102)	32

c. Reconciliation of effective tax rate
The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2011, 2010 and 2009:

	2011	2010	2009
Profit/(loss) before income taxes	12,443	2,053	(3,996)
Enacted tax rates in India	33.22%	33.99%	33.99%
Computed expected tax (expense)/benefit	(4,134)	(698)	1,359
Effect of:
Differences between Indian and foreign tax rates	791	562	24
Impairment of goodwill	—	(1,598)	(3,371)
Unrecognized deferred tax assets	(230)	(134)	(303)
Expenses not deductible for tax purposes	(207)	(87)	(119)
Share-based payment expense not deductible for tax purposes	(72)	(55)	(31)
Interest expense not deductible for tax purposes	(18)	(32)	(55)
Income exempt from income taxes (1)	714	746	831
Foreign exchange differences	105	(142)	30
Incremental deduction allowed for research and development costs (2)	1,422	409	510
Effect of change in tax laws and rate	103	(77)	29
Others	123	121	(76)

Income tax (expense)/benefit	(1,403)	(985)	(1,172)

(1)
Income exempt from taxes above represents benefits from certain significant tax incentives provided to export oriented units (i.e., a unit that exports its production to customers outside India) and units located in certain specified less developed geographical areas under the Indian tax laws. These incentives presently pertain to an exemption from payment of Indian corporate income taxes for certain units of the Company for a specified eligible period (referred to as the “tax holiday” period). These tax holiday periods for the Company’s units expire in various years ranging from the year ended March 31, 2011 through the year ending March 31, 2016.

(2)	Incremental deduction allowed for research and development costs represents tax incentive provided by the Government of India for carrying out such activities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
28. Income taxes (continued)
As described in detail in Note 34 of these consolidated financial statements, during the year ended March 31, 2011 the Company issued bonus debentures to its shareholders. This scheme and the Indian tax laws recognize this transaction as a dividend that is subject to withholding tax whose economic substance is payment of tax by the Company on behalf of its shareholders. Accordingly, an amount of 843 of tax arising out of such transaction has been recorded as part of such issued bonus debenture in the statement of changes in equity for the year ended March 31, 2011.
During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and have objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Management’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, which is expected to be completed in the near future, is 302 (EUR 5). Accordingly, the Company recorded the amount as additional current tax expense in the income statement for the year ended March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain pre-existing income tax contingencies pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to 324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims under the Sale and Purchase Agreement only applies with respect to taxable periods from January 1, 2004 until November 30, 2005. The indemnity right becomes time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013) and therefore lapses at the end of such period. To the extent that the tax audits cover periods not subject to the indemnity rights under the Sale and Purchase Agreement, the Company has additional indemnity rights pursuant to a tax indemnity agreement with Santo Holdings, the owner of betapharm prior to 3i Group plc.
Upon receipt of such preliminary tax demands, the Company initiated the process of exercising such indemnity rights against the sellers of betapharm and has concluded that as of March 31, 2011, the Company’s recovery of the full tax amounts demanded by the German tax authorities continues to be virtually certain. Accordingly, a separate asset amounting to 302 (EUR 5) representing such indemnity rights against the sellers has been recorded as part of “other assets” in the consolidated statement of financial position.
There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.
d. Unrecognized deferred tax assets and liabilities
Changes in unrecognized deferred tax assets and liabilities during the years ended March 31, 2011 and 2010 are summarized below:

	As at			As at			As at
	April 1,		Expired/	March 31,		Expired/	March 31,
	2009	Additions	Recognition	2010	Additions	Recognition	2011
Deductible temporary differences, net	183	(53)	(6)	124	10	—	134
Tax losses	938	206	(13)	1,131	220	(176)	1,175

	1,121	153	(19)	1,255	230	(176)	1,309

During the year ended March 31, 2011, the Company did not recognize deferred tax assets on tax losses of 220 pertaining to Reddy US Therapeutics, Inc., Reddy Netherlands BV, Aurigene Discovery Technologies Inc., APR LLC, Reddy Pharma Iberia SA, Dr. Reddy’s Laboratories (Australia) Pty Ltd., Eurobridge Consulting B.V., Reddy Antilles N.V., Dr. Reddy’s SRL, Aurigene Discovery Technologies (Malaysia), Sdn Bhd, Dr. Reddy’s Farmaceutica Do Brasil Ltda, Chirotech Technologies Limited, OOO Dr. Reddy Biomed Limited, OOO DRS LLC, Reddy Pharma Italia SPA, Reddy Cheminor SA, Reddy Pharmaceuticals Hongkong Limited, Dr. Reddy’s Laboratories ILAC Ticaret Limited, Dr. Reddy’s Laboratories International SA and Trigenesis Therapeutics, Inc. Based on future projections, the Company believes that it is not probable that future taxable profits will be available against which the Company can utilize these benefits. The above tax losses expire at various dates ranging from 2016 through 2031.
Deferred tax liabilities amounting to 5,183 and 2,657 have not been recognized on temporary differences as at March 31, 2011 and 2010, respectively, related to investments in subsidiaries and branches because it is probable that the temporary differences will not reverse in the foreseeable future.
During the year ended March 31, 2011, tax losses in certain tax jurisdictions have expired. The aforementioned amount of 176 represents expiration of tax losses in Trigenesis Therapeutics, Inc, Dr Reddy’s SRL, Reddy Pharma Iberia SA, and Dr. Reddy’s Laboratories (Australia) Pty Ltd.

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

	As of March 31,
	2011	2010
Deferred tax assets
Inventories	819	602
Trade receivables	174	233
Operating tax loss carry-forward	1,233	950
Other current liabilities	137	100
Minimum alternate tax	862	—
Others	286	294

Total deferred tax assets	3,511	2,179

Deferred tax liabilities
Property, plant and equipment	(700)	(589)
Other intangible assets	(2,463)	(2,464)
Others	(435)	(564)

Total deferred tax liabilities	(3,598)	(3,617)

Net deferred tax asset/(liability)	(87)	(1,438)

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
Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2016 through 2031. The period for which such losses can be carried forward differs from three years to indefinite.
f. Movement in temporary differences during the years ended March 31, 2011 and 2010.

	As at		Recognized in	Acquired in business	As at
	April 1, 2009	Movement (1)	equity	combination	March 31, 2010
Deferred tax assets
Inventories	480	122	—	—	602
Minimum alternate tax	—	—	—	—	—
Trade receivables	175	58	—	—	233
Operating loss carry-forward	1,126	(176)	—	—	950
Other current liabilities	201	(101)	—	—	100
Others	240	(71)	125	—	294

Total deferred tax assets	2,222	(168)	125	—	2,179

Deferred tax liabilities
Property, plant and equipment	(969)	380	—	—	(589)
Other intangible assets	(4,437)	1,973	—	—	(2,464)
Others	(227)	(84)	(253)	—	(564)

Total deferred tax liabilities	(5,633)	2,269	(253)	—	(3,617)

Net deferred tax assets/(liabilities)	(3,411)	2,101	(128)	—	(1,438)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
28. Income taxes (continued)
[Continued from above table, first column(s) repeated]

			Acquired in
		Recognized in	business	As at
	Movement (1)	equity	combination	March 31, 2011
Deferred tax assets
Inventories	217	—	—	819
Minimum alternate tax	862	—	—	862
Trade receivables	(59)	—	—	174
Operating loss carry-forward(2)	283	—	—	1,233
Other current liabilities	37	—	—	137
Others	(8)	—	—	286

Total deferred tax assets	1,332	—	—	3,511

Deferred tax liabilities
Property, plant and equipment	(111)	—	—	(700)
Other intangible assets	46	—	(45)	(2,463)
Others	198	(69)	—	(435)

Total deferred tax liabilities	133	(69)	(45)	(3,598)

Net deferred tax assets/(liabilities)	1,465	(69)	(45)	(87)

(1)	Movement during the years ended March 31, 2011 and 2010 includes the amounts of 58 and 150, respectively, which represent exchange differences arising due to foreign currency translations.

(2)
The year ended March 31, 2010 included an adjustment of 268, relating to the legal reorganization to amalgamate its wholly-owned subsidiary, Perlecan Pharma Private Limited, into the Company as explained above in Note 6 of these consolidated financial statements.

As per Indian tax laws, companies are liable for a Minimum Alternative Tax when current tax computed under normal provisions of the Income Tax Act, 1961 (“Tax Act”) is determined to be below the current minimum tax computed under section 115JB of the Tax Act. Such credit is eligible to be carried forward and set-off against the future tax liabilities over a period of 10 years.
As explained in Note 6 of these consolidated financial statements, during the year ended March 31, 2011 the Company consummated a business combination involving certain assets of GSK. As part of the purchase price allocation, the company has recognised a deferred tax liability arising on account of acquired intangible assets amounting to 45.
29. Operating leases
The Company leases offices, residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of these leases include rent escalation clauses. Rental expense under these leases was 419, 519 and 383 for the years ended March 31, 2011, 2010 and 2009, respectively.
The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2011	2010	2009
Less than one year	216	162	173
Between one and five years	415	318	345
More than five years	—	—	—

	631	480	518

Deferred rental obligations under these leases were 7, 55 and 17 as at March 31, 2011, 2010 and 2009, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
30. Related parties
The Company has entered into transactions with the following related parties:
•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited for the purchase and sale of active pharmaceutical ingredients;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K Enterprises for availing packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
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
The following is a summary of significant related party transactions:

	Year Ended March 31,
	2011	2010	2009
Purchases from significant interest entities	486	275	290
Sales to significant interest entities	391	156	135
Services to significant interest entities	—	4	—
Contribution to a significant interest entity towards social development and research and development	125	151	124
Hotel expenses paid to significant interest entities	20	13	13
Advances paid to significant interest entities for purchase of land	—	367	400
Short term loan taken and repaid to significant interest entities	—	—	60
Interest paid on loan taken from significant interest entities	—	—	2
Lease rental paid to key management personnel and their relatives	29	27	26
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

•	During the year ended March 31, 2010, the Company purchased land from a significant interest entity for a purchase price of 21.
The following table describes the components of compensation paid to key management personnel:

	Year Ended March 31,
	2011	2010	2009
Salaries and other benefits	161	228	260
Contributions to defined contribution plans	10	7	8
Commission to directors	267	240	174
Share-based payments	56	36	18

Total	494	511	460

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
The Company has the following amounts due from related parties:

	As at March 31,
	2011	2010
Significant interest entities	114	44
Key management personnel	5	5
The above table as at March 31, 2011 and 2010 does not include amounts of 0 and 1,447, respectively, paid as an advance towards the purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress in the statements of financial position.
As at March 31, 2010, the Company had advanced 1,447 for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in the Company’s audited consolidated dinancial statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010.
During the year ended March 31, 2011, the Company completed the acquisition of this special purpose entity and has therefore obtained control over the land. Consequently, an amount of 1,447 has been classified out of “capital work-in-progress” and included as cost of land acquired as at March 31, 2011.
The Company has the following amounts due to related parties:

	As at March 31,
	2011	2010
Significant interest entities	81	20
Key management personnel	1	—
31. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by each category as at March 31, 2011 were as follows:

				Trade	Derivate	Total
		Loans and	Available	and other	financial	carrying
	Note	receivables	for sale	payables	instruments	value	Total fair value
Assets:
Cash and cash equivalents	15	5,729	—	—	—	5,729	5,729
Other investments	11	—	33	—	—	33	33
Trade receivables	13	17,615	—	—	—	17,615	17,615
Derivative financial asset		—	—	—	784	784	784
Other assets	14	1,820	—	—	—	1,820	1,820

Total		25,164	33	—	784	25,981	25,981

Liabilities:
Trade payables	23	—	—	8,480	—	8,480	8,480
Derivative financial liability		—	—	—	—	—	—
Long-term loans and borrowings	18	—	—	5,283	—	5,283	5,283
Bank overdraft, short-term loans and borrowings		—	—	18,289	—	18,289	18,289
Other liabilities and provisions	22 & 24	—	—	12,315	—	12,315	12,315

Total		—	—	44,367	—	44,367	44,367

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
31. Financial instruments(continued)
The carrying value and fair value of financial instruments by each category as at March 31, 2010 were as follows:

				Trade and	Derivate
		Loans and	Available	other	financial	Total carrying	Total fair
	Note	receivables	for sale	payables	instruments	value	value
Assets:
Cash and cash equivalents	15	6,584	—	—	—	6,584	6,584
Other investments	11	—	3,600	—	—	3,600	3,600
Trade receivables	13	11,960	—	—	—	11,960	11,960
Derivative financial asset		—	—	—	573	573	573
Other assets	14	2,869	—	—	—	2,869	2,869

Total		21,413	3,600	—	573	25,586	25,586

Liabilities:
Trade payables	23	—	—	9,322	—	9,322	9,322
Derivative financial instruments		—	—	—	—	—	—
Long-term loans and borrowings	18	—	—	9,091	—	9,091	9,091
Bank overdraft, short-term loans and borrowings		—	—	5,604	—	5,604	5,604
Other liabilities and provisions	22 & 24	—	—	8,379	—	8,379	8,379

Total		—	—	32,396	—	32,396	32,396

Fair value hierarchy
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3 — Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).
The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2011:

Particulars	Level 1	Level 2	Level 3	Total
Available for sale — Financial asset — Investments in units of mutual funds	—	—	—	—
Available for sale — Financial asset-Investment in equity securities	33	—	—	33
Available for sale — Financial asset-Investment in certificate of deposits	—	—	—	—
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	—	784	—	784

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
31. Financial instruments (continued)
The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:

Particulars	Level 1	Level 2	Level 3	Total
Available for sale — Financial asset - Investments in units of mutual funds	3,276	—	—	3,276
Available for sale — Financial asset-Investment in equity securities	25	—	—	25
Available for sale — Financial asset-Investment in certificate of deposits	—	299	—	299
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	—	573	—	573
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

	As of March 31,
	2011	2010
Forward contracts
In U.S. Dollars (Sell)	10,346	7,453
In U.S. Dollars (Buy)	201	—
In Euro (Sell )*	317	—
In GBP (Sell)*	—	—
Option contracts
In U.S. Dollars	15,385	18,589

*	Represents currency exchange contracts for U.S. Dollars.
The Company recognized a net foreign exchange gain on derivative financial instruments of 359, and 1,056, for the years ended March 31, 2011 and 2010, respectively, and a net foreign exchange loss of 714 during the year ended March 31, 2009. These amounts are included in finance expense/(income).
In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded a net gain of 1, a net gain of 745, and a net loss of 227 as a component of equity as at March 31, 2011, 2010 and 2009, respectively, and a net gain of 497, a net gain of 75 and a net loss of 1,455 as part of revenue during the years ended March 31, 2011, 2010 and 2009, respectively.
In addition to the use of derivative financial instruments, the Company has during the year ended March 31, 2011, designated certain foreign currency borrowings from banks and financial institutions as an effective hedging instrument against the foreign currency exposure associated with anticipated highly probable foreign currency sales transactions. Consequent to such designation, the associated foreign currency exchange differences on re-measurement of such loans amounting to 37 have been recognized as part of ‘hedging reserve’ with the statement of comprehensive income in the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
31. Financial instruments (continued)
The forward exchange contracts and option contracts mature between one to twelve months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the statements of financial position date:

	As of March 31,
	2011	2010
Sell:
Not later than one month	6,382	8,980
Later than one month and not later than three months	7,180	3,053
Later than three months and not later than six months	3,790	4,580
Later than six month and not later than one year	8,696	9,429

Total	26,048	26,042

Buy:
Not later than one month	201	—
Later than one month and not later than three months	—	—
Later than three months and not later than six months	—	—
Later than six month and not later than one year	—	—

Total	201	—

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
Financial assets that are neither past due nor impaired
None of the Company’s cash equivalents, including time deposits with banks, were past due or impaired as at March 31, 2011. Of the total trade receivables, 13,992 as at March 31, 2011 and 9,014 as at March 31, 2010 consisted of customer balances which were neither past due nor impaired.

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

	As of March 31,
Period (in days)	2011	2010
1 – 90	3,218	2,604
90 – 180	275	224
More than 180	130	118

Total	3,623	2,946

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
As of March 31, 2011 and 2010, the Company had unutilized credit limits from banks of 13,089 and 7,850, respectively.
As of March 31, 2011, the Company had working capital of 6,578 including cash and cash equivalents of 5,729 and investments in available-for-sale financial assets of 33. As of March 31, 2010, the Company had working capital of 13,041, including cash and cash equivalents of 6,584 and investment in available-for-sale financial assets of 3,600.
The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases which have been disclosed in Note 18) as at March 31, 2011:

Particulars	2012	2013	2014	2015	Thereafter	Total
Trade payables	8,480	—	—	—	—	8,480
Bank overdraft, short-term loans and borrowings	18,289	—	—	—	—	18,289
Other liabilities and provisions	12,117	—	—	—	293	12,410
The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases which have been disclosed in Note 18) as at March 31, 2010:

Particulars	2011	2012	2013	2014	Thereafter	Total
Trade payables	9,322	—	—	—	—	9,322
Bank overdraft, short-term loans and borrowings	5,604	—	—	—	—	5,604
Other liabilities and provisions	8,220	—	—	—	159	8,379

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32. Financial risk management (continued)
c. Market risk
Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and short term/or long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.
Foreign exchange risk
The Company’s exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, British pound sterling and euros) and foreign currency borrowings (in U.S. dollars and euros). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward option contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its forecasted cash flows and trade receivables.
The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 31 above.
In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:
•	an approximately 1,592 increase/decrease in the Company’s hedging reserve and an approximately 1,057 increase/decrease in the Company’s net profit as at March 31, 2011;

•	an approximately 1,888 increase/decrease in the Company’s hedging reserve and an approximately 746 increase/decrease in the Company’s net profit as at March 31, 2010; and

•	an approximately 617 increase/decrease in the Company’s hedging reserve and an approximately 448 increase/decrease in the Company’s net profit as at March 31, 2009.
During the year ended March 31, 2011, the Company borrowed foreign currency short-term loans amounting to 8,398. As a consequence of such borrowings, the Company has documented an effective cash flow hedge relationship for the foreign currency exposure associated with such foreign currency borrowings and for the probable anticipated foreign currency sales transactions. Accordingly, the foreign exchange differences arising from re-measurement of these foreign currency monetary items before translation into the reporting currency of the Company has been recognized as a component of equity within the “hedging reserve”.
In respect of the Company’s foreign currency borrowings documented as an effective cash flow hedge relationship, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such borrowings would have resulted in an approximately 840 increase/decrease in the Company’s hedging reserve as at March 31, 2011.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32. Financial risk management (continued)
c. Market risk(continued)
The following table analyzes foreign currency risk from financial instruments as at March 31, 2011:

	U.S. Dollars	Euro	Others (1)	Total
Assets:
Cash and cash equivalents	3,002	49	977	4,028
Trade receivables	8,136	977	4,410	13,523
Other assets	68	3	200	271

Total	11,206	1,029	5,587	17,822

Liabilities:
Trade payables	303	2	275	580
Long-term loans and borrowings	7	—	—	7
Bank overdraft, short-term loans and borrowings	12,613	2,378	2,271	17,262
Other liabilities and provisions	1,031	2	1,295	2,328

Total	13,954	2,382	3,841	20,177

(1)	Others include currencies such as Russian roubles, British pound sterling, Swiss franc, New Zealand dollars, Venezuela bolivar, etc.
The following table analyzes foreign currency risk from financial instruments as at March 31, 2010:

	U.S. Dollars	Euro	Others (1)	Total
Assets:
Cash and cash equivalents	515	—	1,232	1,747
Trade receivables	4,591	667	3,662	8,920
Other assets	154	3	175	332

Total	5,260	670	5,069	10,999

Liabilities:
Trade payables	996	76	166	1,238
Long-term loans and borrowings	354	—	—	354
Bank overdraft, short-term loans and borrowings	4,580	—	—	4,580
Other liabilities and provisions	1,634	—	707	2,341

Total	7,564	76	873	8,513

(1)	Others include currencies such as Russian roubles, British pounds sterling, Swiss francs, New Zealand dollars, Venezuela bolivar, etc.
For the years ended March 31, 2011, 2010 and 2009, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies underlying forward and option contracts would affect the Company’s net loss/profit by approximately 234, 248 and 763, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
32. Financial risk management (continued)
Interest rate risk
As of March 31, 2011 the Company had loans of 5,758 carrying interests rate of LIBOR plus 52-80 bps. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. As of March 31, 2011, the Company had not entered into any interest rate swaps to hedge its interest rate risk.
As of March 31, 2010, the Company had a loan of Euros 141 at an interest rate of Euribor plus 70 basis points and another loan of U.S.$8 at an interest rate of Libor plus 70 basis points. These loans exposed the Company to risk of changes in interest rates.
For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 18 above.
The Company’s investments in time deposits with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.
For the years ended March 31, 2011, 2010 and 2009, every 10 basis points increase or decrease in the interest rate applicable to its loans, borrowings and investments would affect the Company’s net loss/profit by approximately 16, 11 and 14, respectively.
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
33. Acquistion of non-controlling interest
Dr. Reddy’s Laboratories (Proprietary) Limited
During the year ended March 31, 2011, the Company acquired the non-controlling interest of 40% in Dr. Reddy’s Laboratories (Proprietary) Limited from Calshelf Investments 214 (Proprietary) Limited, as a result of which it became the Company wholly-owned subsidiary. The total purchase consideration was 525 (or, in South African Rand, ZAR 81).
Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Consolidated Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.
Aurigene Discovery Technologies Limited
During the year ended March 31, 2010, 1,899,943 options issued under the Aurigene ESOP Plan were exercised by employees and, accordingly, a corresponding number of equity shares of Aurigene Discovery Technologies Limited were issued, consequently giving rise to a non-controlling interest in the Company’s previously wholly-owned subsidiary Aurigene Discovery Technologies Limited.
Immediately following the issuance of such shares, the Company acquired the non-controlling interest from the holders at a price of 46 per share. Acquisition of the non-controlling interest has been recorded as a treasury transaction, and accordingly, the difference between the carrying value of such non-controlling interest and the consideration paid by the Company was recognized as a reduction from retained earnings.
Dr. Reddy’s Laboratories (Australia) Pty. Limited
During the year ended March 31, 2010, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration is 37 (AUD 1), which includes an amount of 25 (AUD 0.3) contingent upon DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012.
During the year ended March 31, 2011, DRLA did not achieve the sales milestone upon which the consideration of 14 was contingent. In accordance with requirements of IFRS 3 (2008), the Company has recorded the change in contingent consideration as a part of other (income)/expense in its consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
34. Bonus Debentures
On March 31, 2010, the Company’s Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to its shareholders to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these debentures to the shareholders of the Company.
The following is a summary of the key terms of the issuance:

	No. of
	instruments					Aggregate	Redemption
Particulars	issued	Face value	Currency	Interest Rate	Maturity	Face Amount	price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	5 each	(Indian Rupee)	9.25% per annum	36 months	5,078	5 each (plus interest)
A summary of certain additional terms of the issuance is as follows:
•
Fully paid up bonus debentures carrying a face value of 5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

•	The bonus debentures are unsecured and are not convertible into equity shares of the Company.

•
The Company delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by the Company’s Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to the Company, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of 5 each plus unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of every 12, 24, and 36 months from the date of issue.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•
Issuance of these bonus debentures will be treated as a “deemed dividend” under section 2 (22) (b) of the Indian Income Tax Act, 1961 and accordingly, the Company will be required to pay a dividend distribution tax.

•
Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company has created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. and the Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of 51 in directly attributable transaction costs payable to financial advisors. This amount has been accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures has been disclosed separately in the consolidated statement of cash flows as part of financing activities.
Further, the dividend distribution tax paid by the Company on behalf of the owners in the amount of 843 has been recorded as part of a reduction from retained earnings in the consolidated statement of changes in equity for the year ended March 31, 2011. The Company has set aside 19 in debenture redemption reserves out of the profits made during the year ended March 31, 2011 and has recorded such transfer in the consolidated statement of changes in equity for the year ended March 31, 2011.
The Company transferred 19 from the profits made during the year ended March 31, 2011 into the Debenture Redemption Reserve and recorded the transfer through the statement of comprehensive income and statement of changes in equity.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
34. Bonus Debentures (continued)
The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. Therefore, in accordance with the deposit agreement between the Company and the Depositary, the bonus debentures issuable in respect of the shares underlying the Company’s ADRs have been distributed to the Depositary, who will sold such bonus debentures on April 8, 2011. The Depository converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the deposit agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.
35. Change in currency translation rate in Venezuela
The Company’s Venezuela operations are primarily restricted to the import by Dr. Reddy’s Venezuela, C.A. of pharmaceutical products from the parent company or other subsidiaries of the Company for the purpose of supply in the local market, Venezuela. The operations are conducted as an extension of the parent company and, accordingly, the functional currency of that operation has been determined as the Indian rupee since its formation.
In the recent past, the inflationary trends in Venezuela have been volatile. On January 8, 2010, the Venezuelan government announced the devaluation of the Bolivar Fuerte (“VEF”), the currency of Venezuela. The official exchange rate of 2.15 VEF to the U.S. dollar, in effect since 2005, was replaced effective January 11, 2010, with a dual-rate regime. The two-tiered official exchange rates was (1) the “essentials rate” at VEF 2.60 per U.S. dollar for items designated by the Venezuelan government as “essential items” (such as food, medicine, and heavy machinery; remittances to relatives settled abroad; and public sector imports, including school supplies, science, and technology needs) and (2) the “non-essentials rate” at VEF 4.30 per U.S. dollar applied to other items in the economy. Therefore, effective January 1, 2010, the country was “hyperinflationary” (a label generally considered to apply if the cumulative three-year inflation exceeds 100%). The Company’s products were exchanged at the “essentials rate” and, accordingly, the Company used VEF 2.60 per U.S. dollar in recording its VEF denominated transactions for the applicable periods, and the resulting exchange gains/losses were recorded through profit or loss. On December 30, 2010, the Foreign Exchange Administration Commission of Venezuela (commonly referred to as the “CADIVI”) enacted a decree (exchange agreement No.14) to further devalue the exchange rate from 2.6 VEF per U.S. dollar to 4.3 VEF per U.S. dollar effective January 1, 2011, thereby repealing the essential rate. Furthermore, on January 13, 2011, the CADIVI issued another decree to interpret the transitional requirements for the use of the new official exchange rate and described that if the following conditions were satisfied, the use of the pre-devaluation rate of 2.60 VEF per U.S. dollar would be permissible:
•
For fund repatriation — to the extent the CADIVI has issued approvals in the form of approvals of Autorización de Liquidación de Divisas (“ALD”) and which have been sent to and received by the Banco Central de Venezuela by December 31, 2010; and

•
For foreign currency acquisition — to the extent the CADIVI had issued an Authorization of Foreign Currency Acquisition (“AAD”) by December 31, 2010 and the approval relates to imports for the health and food sectors or certain other specified purposes.

The Company has not applied the requirements of IAS 29 “Financial reporting in hyperinflationary economies” as the functional currency of the Venezuelan operation is the Indian Rupee. Furthermore, the Company secured sufficient approvals for the use of the essential rate for the year ended March 31, 2011; the value of these approvals exceed the net value of VEF denominated monetary items as of March 31, 2011. Accordingly, all monetary items in the Company’s Venezuelan operations are translated into the functional currency at the preferential rate of 2.6 VEF per U.S.$.
36. Restructuring activities
North American operation — Charlotte
In February, 2010, the Company announced a restructuring plan to transition its supply chain management and logistics functions from the existing facilities at Charlotte, North Carolina to its manufacturing facility at Shreveport, Louisiana, in order to bring greater coordination and integration in its North American operations. The restructuring plan included early termination of the operating lease for the facility occupied at Charlotte and also included termination of certain identified employees. Therefore, the Company has recorded an amount of 108 (U.S.$2.3) during the year ended March 31, 2010 as part of this restructuring, which includes the onerous portion of the lease obligations arising on account of such contract termination and also the termination benefits payable to the terminated employees.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
37. Contingencies
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss (if any) being sustained, and an estimate of the amount of any loss, is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 37 to the consolidated financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
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
During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. Additionally in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.
Styptovit-K litigation
During the first quarter of the year ended March 31, 2011, the Competition Appellate Tribunal of India issued a preliminary notice of inquiry alleging that the Company engaged in an unfair trade practice with respect to the manufacture and marketing of Styptovit and Styptovit-K (the Company’s branded versions of adrenochrome monosemicarbazone-ascorbic acid-calcium phosphate-menadione-rutin) by launching new versions of these products which omitted any active pharmaceutical ingredients which would have caused them to be subject to price control under Indian law. On December 1, 2010, the Competition Appellate Tribunal of India dismissed the case.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
37. Contingencies (continued)
Product and patent related matters (continued)
Fexofenadine United States litigation
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three methods of use patents, and three synthetic process patents which are at issue in the litigation. The Company has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.
The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s product.
Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s generic version of Allegra D24® product in the U.S. market, arguing that they were likely to prevail on their claim that the Company infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Company. Sanofi-Aventis and AMR posted security of U.S $40 with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Company has not recorded any asset in the consolidated financial statements in connection with this product in the United States.
On January 28, 2011, the District Court of New Jersey ruled that, based on Sanofi-Aventis and AMR’s likely inability to prove infringement by the Company’s products, the preliminary injunction issued in June 2010 should be dissolved. However, Aventis and AMR have the right to appeal this order in the Federal Circuit of the United States Court of Appeals. The Company subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction has been removed, all such sales are at risk pending final resolution of the litigation. Additionally, on April 27, 2011 a trial was held regarding two of the listed formulation patents 6039974 and 5738872 (on Allegra-D and Allegra-D 12 products) that were asserted against the Company. The Company presented non-infringement and invalidity arguments for both. A decision on this trial is not expected until July 2011. If Aventis and AMR are ultimately successful in their allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
37. Contingencies (continued)
Product and patent related matters (continued)
Alendronate Sodium, Germany litigation
In February 2006, MSD Overseas Manufacturing Co. (“MSD”), an entity affiliated with Merck & Co Inc. (“Merck”), initiated infringement proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the supplementary protection certificate on the basic patent for Fosamax® (MSD’s brand name for alendronate sodium) (the “first MSD patent”). betapharm and some other companies are selling generic versions of this product in Germany. MSD’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, MSD filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent.
In March 2007, the European Patent Office granted Merck a patent, which will expire on July 17, 2018, covering the use of alendronate sodium for the treatment of osteoporosis (the “second MSD patent”). betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this second MSD patent at the European Patent Office, which revoked the second MSD patent on March 18, 2009. Merck filed notice of appeal of such revocation, and a final decision is not expected before 2011. In August 2007, Merck initiated patent infringement proceedings against betapharm before the German civil court of Düsseldorf, which decided to stay the proceedings until a final decision of the European Patent Office is rendered.
There are other jurisdictions within Europe where the second MSD patent has already been revoked. As a result of this, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
On May 9, 2011, betapharm signed a settlement agreement with Merck, MSD’s parent, releasing each party from all past, present or future claims arising directly or indirectly with respect to the litigation regarding the first MSD patent and the second MSD patent, without any financial or legal liability. With this settlement, all litigation with respect to these patents and the related products in Germany has ended.
Oxycodon, Germany litigation
The Company has been selling “Oxycodon beta” (generic oxycontin) in Germany since 2007. The Company has for some time been aware of litigation with respect to one of its suppliers and licensors of generic oxycontin, who has also been supplying this product to several other generic pharmaceutical companies in Germany. In April 2007, there were nullity/opposition as well as infringement proceedings filed separately against this supplier on two formulation patents by the innovator.
Subsequently, the Company’s supplier and all licensees had jointly filed a nullity petition at the German Federal Patent Court. During the nullity proceedings, in the case of the first patent, the Federal Patent Court in 2009 revoked the patent. The innovator appealed this decision and currently this proceeding is pending at the Federal Court of Justice. On the second patent, opposition was filed by various parties with the Opposition Division, and in its oral proceedings in April 2008, the Division maintained the patent. Appeals of this decision were filed by both the patentee and the opponents (including the Company’s supplier) and oral proceedings took place in October 2009 and October 2010. In October 2010, the Board of Appeal referred this to an enlarged Board and its decision is currently pending.
The innovator has since then also filed an infringement action for both of the two formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The German court in Mannheim in its first decision in August 2008 held that the Company’s supplier’s product was non-infringing. This decision was appealed by the innovator to the higher District Court of Karlsruhe, and a decision on this appeal is expected to be issued later in 2011.
In the second week of January 2011, the innovator initiated a separate (secondary) legal action against the Company. It is understood that a similar action has also been initiated against all other licensees and that such an action is only a legal/procedural matter and does not have any change in impact on the main cases. The Company has also signed a cost sharing agreement under which the supplier will share a portion of the losses resulting from any innovator damage claim. As of March 31, 2011, based on a legal evaluation, the Company continues to sell this product.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
37. Contingencies (continued)
Product and patent related matters (continued)
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
For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa is invalid. This decision was, however, reversed in part by the Federal Court of Appeal on July 21, 2010 and remanded for further consideration. Pending the final decision, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.
Ceragenix Bankruptcy Litigation
In November 2007, the Company entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix.”). Under this agreement, the Company made up-front and milestone payments of U.S.$5 and commenced distribution of the dermatological product EpiCeram, a skin barrier emulsion device, in the United States and its territories. As of March 31, 2011, the Company carried a balance intangible value of U.S.$2.8 relating to these payments.
In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. In July 2010, Ceragenix filed a motion for entry of an interim order and, subsequently, filed a motion for entry of a final order authorizing the execution of an asset purchase agreement (executed on November 10, 2010) with PuraCap Pharmaceutical LLC to sell, among other things, the patent rights, certain business assets and intellectual property relating to EpiCeram® to PuraCap Pharmaceutical LLC and to terminate the Company’s rights under the Distribution and Supply Agreement. The Company objected to the proposed sale and termination on various grounds and Ceragenix withdrew the motion.
On June 24, 2011 the United States Bankruptcy Court for the District of Colorado permitted Ceragenix to sell the patent rights, certain business assets and intellectual property relating to EpiCeram® to PuraCap Pharmaceutical LLC and to terminate the Company’s rights under the Distribution and Supply Agreement. However the court had ordered Ceragenix to pay U.S.$2.75 to the Company out of the sales proceeds of the above mentioned assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 per acre for dry land and 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The matter is pending in the courts and the possibility of additional liability is remote. The Company will not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
37. Contingencies (continued)
Product and patent related matters (continued)
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of 176 from the vendor, including penalties of 90. Through the same notice, the Authorities issued a penalty claim of 70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding 226 from the vendor, including a penalty of 51. Through the same notice, the Authorities issued a penalty claim of 7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding 34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to the initial requests. On July 8, 2011, the Company was notified that the Attorneys General intended to conclude their respective investigations of the Company, and that the Company would be voluntarily dismissed without prejudice from the legal action.
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
38. Nature of Expense
The following table shows the expenses by nature:

	For the year ended March 31, 2011
			Research and
		Selling, general and	development
Particulars	Cost of revenues	administrative expenses	expenses	Total
Employee benefits	5,037	7,964	1,108	14,109
Depreciation and amortization	2,172	1,635	341	4,148

	For the year ended March 31, 2010
			Research and
		Selling, general and	development
Particulars	Cost of revenues	administrative expenses	expenses	Total
Employee benefits	4,162	7,840	841	12,843
Depreciation and amortization	1,878	1,925	357	4,160

	For the year ended March 31, 2009
			Research and
		Selling, general and	development
Particulars	Cost of revenues	administrative expenses	expenses	Total
Employee benefits	3,571	6,214	740	10,525
Depreciation and amortization	1,474	1,887	453	3,814
39. Subsequent events
Alendronate Sodium, Germany litigation
On May 9, 2011, the Company’s wholly-owned subsidiary betapharm signed a settlement agreement with Merck & Co. Inc., parent of MSD Overseas Manufacturing Co., releasing each party from all past, present or future claims arising directly or indirectly with respect to the two patents relating to alendronate sodium which had been the subject of litigations between them, without any financial or legal liability. With this settlement, all litigation with respect to these patents and the related products in Germany has ended (refer to Note 37 for additional details).
Ceragenix Bankruptcy Litigation
On June 24, 2011 the United States Bankruptcy Court for the District of Colorado permitted Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix”) to sell the patent rights, certain business assets and intellectual property relating to the dermatological product EpiCeram® to PuraCap Pharmaceutical LLC and to terminate the Company’s rights under its Distribution and Supply Agreement with Ceragenix. However the court ordered Ceragenix to pay U.S.$2.75 to the Company out of the sales proceeds of the above mentioned assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement (refer to Note 37 for additional details).
Voluntary retirement scheme
On June 20, 2011, the Company announced a voluntary retirement scheme (i.e., a termination benefit) applicable to certain eligible employees of the parent company. As per the scheme, employees whose voluntary retirement is accepted by the Company will be paid an amount computed based on the methodology mentioned in the scheme, with the maximum amount restricted to 0.8 per employee. The financial impact of termination benefits is expected to be approximately 135.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data and where otherwise stated)
39. Subsequent events (continued)
Letter from the U.S. Food and Drug Administration
The U.S. FDA inspected the Company’s Cuernevaca facility in Mexico in November 2010 and issued to the Company a Form 483 with observations. The Company responded to the Form 483 observations by implementing a number of corrective actions. On June 3, 2011, the U.S. FDA issued to the Company a warning letter asking for additional data and corrective actions to the four items listed in the warning letter. Additionally, on June 28, 2011, the U.S. FDA posted on its website an import alert, or Detention Without Physical Examination (“DWPE”) alert. The Mexico facility produces intermediates and active pharmaceutical ingredients and steroids. As a consequence of the DWPE alert, the Company’s Mexico facility will not be able to export intermediates and active pharmaceutical ingredients and steroids to U.S. customers until such time as the concerns raised by the U.S. FDA in their warning letter are addressed to their satisfaction and the DWPE alert is lifted. The impact to the Company’s revenues for the year ending March 31, 2012 from API sales to U.S. customers affected by this DWPE, and to the Company’s generic products which include API impacted by this DWPE, would not be material to the Company’s business as a whole even if the DWPE remained in effect throughout the year ending March 31, 2012. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website.
The Company responded to the U.S. FDA’s warning letter within the stipulated time-frame. The Company is working collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. Nonetheless, the Company cannot be assured that satisfying the U.S FDA’s concerns will not take longer than currently anticipated or that the U.S. FDA will not request additional corrective actions that would result in the DWPE remaining in effect longer than currently anticipated.
Approval for Fondaparinux Sodium Injection
On July 11, 2011, the U.S. FDA approved the Company’s abbreviated new drug application (“ANDA”) for fondaparinux sodium jnjection. The Company is in the process of launching the product in the United States. Fondaparinux is a generic version of GlaxoSmithKline plc’s Arixtra® injection.

Item 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1.*/***/*****	Memorandum and Articles of Association of the Registrant dated February 4, 1984.
1.2.*/***	Certificate of Incorporation of the Registrant dated February 24, 1984.
1.3.*/***	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.
1.4. *****
Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).

1.5.	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010.
2.1.*
Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.

2.2.
Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).

2.3.
Scheme of Arrangement between the Registrant and its members for issue of bonus debentures, including Notice of Meeting of Members to approve same dated April 29, 2010 and Explanatory Statement dated April 29, 2010.

2.4.	Debenture Trust Deed dated March 16, 2011 between the Registrant and IDBI Trusteeship Services Limited (regarding trustee services for our bonus debentures).
2.5.	Liquidity Facility Services Agreement dated April 2, 2011 between the Registrant and DSP Merill Lynch Capital Limited (regarding liquidity facility for our bonus debentures).
4.1.*	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.
4.2.**	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.
4.3****	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006
4.4.******	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.
8.	List of subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed on March 26, 2001 with the SEC along with Form F-1

**	Previously filed on October 31, 2002 with the SEC along with Form S-8.

***	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.

****	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.

*****	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.

******	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.

*******	Previously filed on March 5, 2007 with the SEC along with Form S-8.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

By:	/s/ G.V. Prasad G.V. Prasad
Vice Chairman and Chief Executive Officer

By:	/s/ Umang Vohra Umang Vohra
Chief Financial Officer
Hyderabad, India
July 20, 2011