Form 20-F
period 2012-03-31
DR REDDYS LABORATORIES LTD
filed 2012-07-18
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                    to

Commission File Number: 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable	ANDHRA PRADESH, INDIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

169,560,346 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

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

Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

Currency of Presentation and Certain Defined Terms

In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles and references to “U.S. GAAP” are to United States Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.

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

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2012 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was 50.89 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. As of July 13, 2012 that rate was 55.10 per U.S.$1.00.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD- LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD- LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income for the five years ended March 31, 2012, 2011, 2010, 2009 and 2008 and the selected consolidated statement of financial position data as of March 31, 2012, 2011, 2010, 2009 and 2008 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

	For the Year Ended March 31,
	2012		2012	2011	2010	2009	2008
			( in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	1,901	96,737	74,693	70,277	69,441	50,006
Cost of revenues		853	43,432	34,430	33,937	32,941	24,598
Gross profit	U.S.$	1,047	53,305	40,263	36,340	36,500	25,408
Selling, general and administrative expenses		567	28,867	23,689	22,505	21,020	16,835
Research and development expenses		116	5,911	5,060	3,793	4,037	3,533
Impairment loss on other intangible assets		20	1,040	—	3,456	3,167	3,011
Impairment loss on goodwill		—	—	—	5,147	10,856	90
Other (income)/expense, net		(15)	(765)	(1,115)	(569)	254	(402)
Results from operating activities, net	U.S.$	359	18,252	12,629	2,008	(2,834)	2,341
Finance (expense)/income, net		3	160	(189)	(3)	(1,186)	521
Share of profit of equity accounted investees, net of income tax		1	54	3	48	24	2
Profit/(loss) before income tax	U.S.$	363	18,466	12,443	2,053	(3,996)	2,864
Income tax (expense)/benefit		(83)	(4,204)	(1,403)	(985)	(1,172)	972
Profit/(loss) for the year		280	14,262	11,040	1,068	(5,168)	3,836
Earnings/(loss) per share
Basic	U.S.$	1.65	84.16	65.28	6.33	(30.69)	22.88
Diluted	U.S.$	1.65	83.81	64.95	6.30	(30.69)	22.80
Weighted average number of equity shares used in computing earnings/(loss) per equity share*
Basic			169,469,888	169,128,649	168,706,977	168,349,139	168,075,840
Diluted			170,177,944	169,965,282	169,615,943	168,349,139	168,690,774
Cash dividend per equity share ( )**		0.22	11.25	11.25	6.25	3.75	3.75

*	Each ADR represents one equity share.
**	Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2012		2012	2011	2010	2009	2008
	( in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S. $	145	7,379	5,729	6,584	5,596	7,421
Total assets		2,348	119,477	95,005	80,330	83,792	85,634
Total long term debt, excluding current portion		321	16,335	5,271	5,385	10,132	12,698
Total equity	U.S.$	1,129	57,444	45,990	42,915	42,045	47,350

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2012 have been translated into U.S. dollars at the noon buying rate in New York City on March 31, 2012 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York, of U.S.$1.00 = 50.89. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

Year Ended March 31,	Period End	Average	High	Low
2008	40.02	40.00	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010	44.95	47.36	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	48.01	53.71	44.00

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2011	49.86	48.63
November 2011	52.48	48.94
December 2011	53.71	50.50
January 2012	53.11	49.39
February 2012	49.48	48.65
March 2012	51.38	49.14

On July 13, 2012, the noon buying rate in the city of New York was 55.10 per U.S. dollar.

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

RISKS RELATING TO OUR COMPANY AND OUR BUSINESS

Our success depends on our ability to successfully develop and commercialize new pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully develop and commercialize additional products in our Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products segments. We must develop, test and manufacture generic products as well as prove that our generic products are bio-equivalent or bio-similar to their branded counterparts, either directly or in partnership with contract research organizations. The development and commercialization process, particularly with respect to proprietary products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect or meet our standards of safety and efficacy. Necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Our approved products may not achieve expected levels of market acceptance.

If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities or regarding the manufacture of our products, or if a regulatory agency amends or withdraws existing approvals to market our products, it may delay or prevent us from developing or manufacturing our products.

Our research and development activities are heavily regulated. If we fail to comply fully with applicable regulations, then there could be a delay in the submission or approval of potential new products for marketing approval. In addition, the submission of an application to a regulatory authority does not guarantee that approvals required to market the product will be granted. Each authority may impose its own requirements and/or delay or refuse to grant approval, even when a product has already been approved in another country. In the United States, as well as many of the international markets into which we sell our products, the approval process for a new product is complex, lengthy and expensive. The time taken to obtain approval varies by country but generally takes from six months to several years from the date of application. This approval process increases the cost to us of developing new products and increases the risk that we will not be able to successfully sell such new products.

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

Additionally, governmental authorities, including among others the U.S. Food and Drug Administration (“U.S. FDA”) and the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. If we or our third party suppliers fail to comply fully with such regulations or to take corrective actions which are mandated, then there could be a government-enforced shutdown of our production facilities or a Detention Without Physical Examination (“DWPE”) import ban (e.g., see the description in Item 4.a. below of the June 2011 DWPE import ban for our manufacturing facility at Cuernavaca, Mexico), which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers, or we could be subjected to government fines. Failure to comply fully with such regulations could also lead to a delay in the approval of our new products.

An increasing portion of our portfolio are “biologic” products. Unlike traditional “small-molecule” drugs, biologic drugs cannot be manufactured synthetically, but typically must be produced from living plant or animal micro-organisms. As a result, the production of biologic drugs that meet all regulatory requirements is especially complex. Even slight deviations at any point in the production process may lead to batch failures or recalls. In addition, because the production process is based on living micro-organisms, the process could be affected by contaminants that could impact those micro-organisms. In such an event, production shutdowns and extensive and extended decontamination efforts may be required.

The regulatory requirements are still evolving in many developing markets where we sell or manufacture products, including our bio-similar products. In these markets, the regulatory requirements and the policies and opinions of regulators may at times be unclear, inconsistent or arbitrary due to absence of adequate precedents or for other reasons. As a result, there is increased risk of withholding or delay of regulatory approvals for new products or government-enforced shutdowns and other sanctions. And, in some cases, there is increased risk of our inadvertent non-compliance with such regulations.

There has been a trend of increased regulatory review of over-the-counter products for safety and efficacy questions, which could potentially affect our over-the-counter products business.

Our over-the-counter products business sells over-the-counter medicines. In recent years, significant questions have arisen regarding the safety, efficacy and potential for misuse of certain over-the-counter medicine products. As a result, health authorities around the world have begun to re-evaluate some important over-the-counter products, leading to restrictions on the sale of some of them and even the banning of certain products. For example, in 2010, the U.S. FDA undertook a review of one cough medicine ingredient to consider whether over-the-counter sales of the ingredient remained appropriate. While the U.S. FDA has not, to date, changed the ingredient’s status, further regulatory or legislative action may follow, and litigation sometimes follows actions such as these, particularly in the United States. Additional actions and litigation regarding over-the-counter products are possible in the future. If the U.S. FDA or another regulator were to review one or more of our over-the-counter products for such purposes, it could have a significant adverse effect on our sales of such over-the-counter products and, thus, our overall profitability.

Risks from operations in certain countries susceptible to political or economic instability.

We are a global pharmaceutical company. Although a significant proportion of our sales are in North America (the United States and Canada) and Western Europe, we expect to derive an increasing portion of our sales and future growth from other regions, such as Latin America, Russia and other countries of the former Soviet Union, Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political or economic instability.

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

In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products. Although our policies prohibit these third parties from making improper payments or otherwise engaging in improper activities to influence the procurement decisions of government agencies, physicians, pharmacies, hospitals or other health care professionals, we may not be able to effectively manage these third parties. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible and subjected to civil and criminal penalties for the noncompliance of these third parties under applicable laws and regulations, including the U.S. Foreign Corrupt Practices Act, which may have a material adverse effect on our reputation and our business, financial condition or results of operations.

Significant portions of our operations are conducted outside the markets in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of closing of the borders of the countries in which we sell our products, or in which our operations are located, due to economic, legislative, political and military conditions, including hostilities and acts of terror, in such countries.

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

Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third-party payors will pay for our products. Increasing expenditures for health care has been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. These pressures are particularly strong given the lingering effects of the recent global economic and financial crisis, including the ongoing debt crisis in certain countries in Europe. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. The existence of government-imposed price controls and mandatory discounts and rebates can limit the revenues we earn from our products. We expect these efforts to continue in the year ended March 31, 2013 as healthcare payors around the globe—in particular government-controlled health authorities, insurance companies and managed care organizations—step up initiatives to reduce the overall cost of healthcare.

In the United States, numerous proposals that would affect changes in the health care system have been introduced in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), were signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and is expected to significantly impact the U.S. pharmaceutical industry. We may see an increase in revenues by virtue of the PPACA’s anticipated extension of health insurance to tens of millions of previously uninsured Americans and the prohibitions on denials of health insurance coverage due to pre-existing diseases and on lifetime value limits on insurance policy coverage. However, the PPACA contains various provisions which could adversely affect our business, including the following:

•

The PPACA imposes on pharmaceutical manufacturers a variety of additional rebates, discounts and fees. Among other things, the PPACA includes annual, non-deductible fees for entities that manufacture or import certain prescription drugs and biologics. The first year for which the fee applies is calendar year 2011, and the fee is due by September 30 of the following calendar year (i.e., 2012). This fee is calculated based upon each organization’s percentage share of total branded prescription drug and biologics sales to U.S. government programs (such as Medicare, Medicaid and Veterans’ Affairs and Public Health Service discount programs), and authorized generic products are generally treated as branded products. The manufacturer must have at least $5 million in sales of branded prescription drugs or biologics in order to be subject to the fee.

In April 2012, we received an invoice from the United States Internal Revenue Service (the “IRS”) estimating our liability for the manufacturers’ fee for calendar year 2011 to be $92,696, based upon our calendar year 2010 sales of branded and authorized generic prescription drugs and biologics. We expect our sales of brand and authorized generic products during calendar year 2011 to be below the threshold limit of $5 million, and thus we may not be subject to the fee for calendar year 2012, based on our calendar year 2011 sales.

•

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

•

On January 27, 2012, The Centers for Medicare and Medicaid Services (“CMS”) issued its long awaited proposed rule implementing the Medicaid pricing and reimbursement provisions of PPACA and related legislation. CMS accepted comments on this proposed rule through April 2, 2012, and we are waiting for CMS to issue a final rule.

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

On June 28, 2012, the U.S. Supreme Court ruled on certain challenged provisions of the PPACA. The U.S. Supreme Court generally upheld the constitutionality of the PPACA, including its individual mandate that requires most Americans to buy health insurance starting in 2014, and ruled that the Anti-Injunction Act did not bar the court from reviewing that PPACA provision. However, the U.S. Supreme Court struck down the PPACA’s provisions requiring each state to expand its Medicaid program or lose all federal Medicaid funds. The Court did not invalidate the PPACA’s expansion of Medicaid for states that voluntarily participate; it only held that a state’s entire Medicaid funding cannot be withheld due to its failure to participate in the expansion.

Pending full implementation of the PPACA, we are continuing to evaluate all potential scenarios surrounding its implementation and the corresponding impact on our financial condition, results of operations and cash flow.

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

During the year ended March 31, 2012, Russia introduced Federal Law # 323, titled “On the Foundations of Healthcare for Russian Citizens”. Portions of this new law became effective on November 23, 2011 and the remainder became effective on January 1, 2012. This new law imposes stringent restrictions on interactions between (i) healthcare professionals, pharmacists, healthcare management organizations, opinion leaders (both governmental and from the private sector) and certain other parties (collectively referred to as “healthcare decision makers”), and (ii) companies that produce or distribute drugs or medical equipment and any representatives or intermediaries acting on their behalf, (collectively referred to as “medical product representatives”). Some of the key provisions of this law are prohibitions on:

•

one-on-one meetings and communications between healthcare decision makers and medical product representatives, except for participation in clinical trials, pharmacovigilance, group educational events and certain other limited exceptions;

•	the acceptance by a healthcare decision maker of compensation, gifts or entertainment paid by medical product representatives;

•	the agreement by a healthcare decision maker to prescribe or recommend drug products or medical equipment; or

•	the engagement by a healthcare decision maker in a “conflict of interest” transaction with a medical product representative, unless approved by regulators pursuant to certain specified procedures.

Although certain of the above prohibitions technically restrict only the actions of healthcare decision makers, liability for non-compliance with such restrictions nonetheless extends to both the healthcare decision maker and the medical product representative. Penalties for non-compliance with this new law have not yet been clarified.

During the year ended March 31, 2012, the Department of Pharmaceuticals under the ministry of Chemicals and Fertilizers in India proposed a revised national Pharmaceutical Pricing policy. The draft policy, as published, proposed to apply price controls to 348 drugs listed in the National List of Essential Medicines (as opposed to the 74 drugs currently subject to price control in India), and to revise the price control mechanism by benchmarking the prices based on market dynamics and eliminating the current cost-based model. Pending finalization of the policy, its impact on our business cannot be ascertained.

In addition, governments throughout the world heavily regulate the marketing of products. Most countries also place restrictions on the manner and scope of permissible marketing to government agencies, physicians, pharmacies, hospitals and other health care professionals. Although our company policies prohibit our employees and third party distributors from violating such regulations, we may not be able to effectively prevent this, especially in markets that have historically been more susceptible to corruption. The effect of such regulations may be to limit the amount of revenue that we may be able to derive from a particular product. Moreover, if we or our third party distributors fail to comply fully with such regulations, then civil or criminal actions could be brought against us, which may have a material adverse effect on our reputation and our business, financial condition or results of operations.

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

Many pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

•

pursuing new patents for existing products that may be granted just before the expiration of earlier patents, which could extend patent protection for additional years or otherwise delay the launch of generics;

•	selling the brand product as an authorized generic, either by the brand company directly, through an affiliate or by a marketing partner;

•	using the Citizen Petition process to request amendments to U.S. FDA standards or otherwise delay generic drug approvals;

•	seeking changes to U.S. Pharmacopeia, an organization that publishes industry recognized compendia of drug standards;

•	attaching patent extension amendments to non-related federal legislation;

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs, which could have an impact on products that we are developing; and

•	seeking patents on methods of manufacturing certain active pharmaceutical ingredients.

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

Recently, some U.S. generic pharmaceutical companies who obtained rights to market and distribute a generic alternative of a brand product (i.e., an “authorized generics” arrangement) under the brand manufacturer’s new drug application (“NDA”) have experienced challenges to their ability to distribute authorized generics during a competitors’ 180-day period of abbreviated new drug application (“ANDA”) exclusivity under the Hatch-Waxman Act. These challenges have come in the form of Citizen Petitions filed with the U.S. FDA, lawsuits alleging violation of the antitrust and consumer protection laws, and seeking legislative intervention. For example, in February 2011, legislation was introduced in both the U.S. Senate and the U.S. House of Representatives that would prohibit the marketing of authorized generics during the 180-day period of ANDA exclusivity under the Hatch-Waxman Act. If distribution of authorized generic versions of brand products is otherwise restricted or found unlawful, our results of operations, financial condition and cash flows could be materially adversely affected.

If we are unable to defend ourselves in patent challenges, we could be subject to injunctions preventing us from selling our products, resulting in a decrease in revenues, or we could be subject to substantial liabilities that would lower our profits.

There has been substantial patent related litigation in the pharmaceutical industry concerning the manufacture, use and sale of various products. In the normal course of business, we are regularly subject to lawsuits and the ultimate outcome of litigation could adversely affect our results of operations, financial condition and cash flow. Regardless of regulatory approval, lawsuits are periodically commenced against us with respect to alleged patent infringements by us, such suits often being triggered by our filing of an application for governmental approval, such as an ANDA. The expense of any such litigation and the resulting disruption to our business, whether or not we are successful, could harm our business. The uncertainties inherent in patent litigation make it difficult for us to predict the outcome of any such litigation.

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

If we fail to comply with environmental laws and regulations, or face environmental litigation, our costs may increase or our revenues may decrease.

We may incur substantial costs complying with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. In all countries where we have production facilities, we are subject to significant environmental laws and regulations that govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and that could require remediation of contaminated soil and groundwater, which could cause us to incur substantial remediation costs that could adversely affect our consolidated financial position, results of operations or liquidity.

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

We operate in a highly competitive and rapidly consolidating industry.

Our products face intense competition from products commercialized or under development by competitors in all of our business segments based in India and overseas. Many of our competitors have greater financial resources and marketing capabilities than we do. Our competitors may succeed in developing technologies and products that are more effective, more popular or cheaper than any we may develop or license, thus rendering our technologies and products obsolete or uncompetitive, which would harm our business and financial results.

In our proprietary products business, many of our competitors have greater experience than we do in clinical testing, human clinical trials, obtaining regulatory approvals and in the marketing and sale of brand, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we need to emphasize to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise more well-established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

In our generics business, to the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity in the United States provided under the Hatch-Waxman Act of 1984, as amended, our sales and profit can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product or the launch of an authorized generic. Prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies (including low-cost generic manufacturers based in India and China) receive approvals and enter the market for a given product and competition intensifies. Consequently, our ability to sustain our sales and profitability of any product over time is dependent on both the number of new competitors for such product and the timing of their approvals.

The number of significant new generic products for which Hatch-Waxman exclusivity is available, and the size of those product opportunities, varies significantly over time and may decrease in future years in comparison to those available in the past. Patent challenges have become more difficult in recent years. Additionally, we increasingly share the 180-day exclusivity period with other generic competitors, which diminishes the commercial value of the exclusivity.

Our generics business is also facing increasing competition from brand-name manufacturers who do not face any significant regulatory approvals or barriers to entry into the generics market. These brand-name companies sell generic versions of their products to the market directly or by acquiring or forming strategic alliances with our competitor generic pharmaceutical companies or by granting them rights to sell “authorized generics.” Moreover, brand-name companies continually seek new ways to delay the introduction of generic products and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling, or developing and marketing as over-the-counter products those branded products that are about to face generic competition.

Our competitors, which include major multinational corporations, are consolidating, and the strength of the combined companies could affect our competitive position in all of our business areas. Furthermore, if one of our competitors or their customers acquires any of our customers or suppliers, we may lose business from the customer or lose a supplier of a critical raw material.

If we have difficulty in identifying candidates for or consummating acquisitions and strategic alliances, our competitiveness and our growth prospects may be harmed.

In order to enhance our business, we frequently seek to acquire or make strategic investments in complementary businesses or products, or to enter into strategic partnerships or alliances with third parties. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us. We compete with others to acquire companies, and we believe that this competition has intensified and may result in decreased availability or increased prices for suitable acquisition candidates. Even after we identify acquisition candidates and/or announce that we plan to acquire a company, we may ultimately fail to consummate the acquisition. For example, we may be unable to obtain necessary regulatory approvals, including the approval of antitrust regulatory bodies.

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

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims or environmental liability claims.

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

Currently, we operate our business in certain countries through subsidiaries and equity investees or through supply and marketing arrangements with our alliance partners. In those countries where we have limited experience in operating subsidiaries and in reviewing equity investees, we are subject to additional risks related to complying with a wide variety of national and local laws, including restrictions on the import and export of certain intermediates, drugs and technologies. There may also be multiple, and possibly overlapping, tax structures. In addition, we may face competition in certain countries from companies that may have more experience with operations in such countries. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. If we do not effectively manage our operations in these subsidiaries and review equity investees effectively, or if we fail to manage our alliances, we may lose money in these countries and it may adversely affect our business and results of operations.

If we improperly handle any of the dangerous materials used in our business and accidents result, we could face significant liabilities that would lower our profits.

We handle dangerous materials including explosive, toxic and combustible materials such as sodium azide, acrolein and acetyl chloride. If improperly handled or subjected to the wrong conditions, these materials could hurt our employees and other persons, cause damage to our properties and harm the environment. Also, increases in business and operations in our plants, and the consequent hiring of new employees, can pose increased safety hazards. Such hazards need to be addressed through training, industrial hygiene assessments and other safety measures and, if not carried out, can lead to industrial accidents. Any of the foregoing could subject us to significant litigation or adversely impact our other litigation matters then outstanding, which could lower our profits in the event we were found liable, and could also adversely impact our reputation. In a worst case scenario, this could also result in a government forced shutdown of our manufacturing plants, which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers and would harm our business and financial results.

If there is delay and/or failure in supplies of materials, services and finished goods from third parties or failure of finished goods from our key manufacturing sites, it may adversely affect our business and results of operations.

In some of our businesses, we rely on third parties for the timely supply of active pharmaceutical ingredients (“API”), specified raw materials, equipment, formulation or packaging services and maintenance services, and in some cases there could be a single source of supply. For instance, we rely on third party manufacturers for a major part of the supply of finished dosages sold in Germany. Although, we actively manage these third party relationships to ensure continuity of supplies and services on time and to our required specifications, events beyond our control could result in the complete or partial failure of supplies and services or in supplies and services not being delivered on time.

In the event that we experience a shortage in our supply of raw materials, we might be unable to fulfill all of the API needs of our Global Generics segment, which could result in a loss of production capacity for this segment. Moreover, we may continue to be dependent on vendors, strategic partners and alliance partners for supplies of some of our existing products and new generic launches. Any unanticipated capacity or supply related constraints affecting such vendors, strategic partners or alliance partners can adversely affect our business or results of operations. Our key generics manufacturing sites also may have capacity constraints and, at times, we may not be able to generate sufficient supplies of finished goods.

If any of the foregoing delays or prevents us from timely delivering our products to our customers, our relationships with the adversely affected customers could be harmed and we could be subject to contractually imposed financial penalties and/or lawsuits, any of which may adversely affect our business or results of operations.

Fluctuations in exchange rates and interest rate movements may adversely affect our business and results of operations.

Our principal subsidiaries are located in the United States, the United Kingdom, Germany, Switzerland, Mexico and Russia, and each has significant local operations. A significant portion of our revenues are in currencies other than the Indian rupee, especially the U.S. dollar, the Euro, the Russian rouble and the U.K. pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in Indian rupees may decrease and our financial performance may be adversely impacted. This also exposes us to additional risks in the event of devaluations, hyperinflation or restrictions on the conversion of foreign currencies.

We use derivative financial instruments to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure. Therefore, we are subjected to exchange rate fluctuations that could significantly affect our financial results.

Our success depends on our ability to retain and attract key qualified personnel and, if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop our business.

We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives. In India, it is not our practice to enter into employment agreements with our executive officers and key employees that are as extensive as are generally used in the United States, and each of those executive officers and key employees may terminate their employment upon notice and without cause or good reason. Currently, we are not aware of any executive officer’s or key employee’s departure that has had, or planned departure that is expected to have, any material impact on our operations. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.

We have grown at a very rapid pace. Our inability to properly manage or support this growth may have a material adverse effect on our business.

We have grown very rapidly over the past few years, including growth through our acquisitions of companies and brands. This growth has significantly increased demands on our processes, systems and people. We have been making additional investments in personnel, systems and internal control processes to help manage our growth. ttracting, retaining and motivating key employees in various departments and locations to support our growth is critical to our business, and competition for these people can be intense.

To facilitate our growth, we are carrying out reorganizations and deploying initiatives to improve our focus on delivery, to build decisive competitive advantages or/and to build sustainable cost structures. There is also an increasing need to manage information and asset related security.

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

Our quarterly revenues, operating results and cash flows have fluctuated significantly in the past and may fluctuate substantially from quarter to quarter in the future. Such fluctuations result from a variety of factors, including but not limited to changes in demand for our products, timing of regulatory approvals and of launches of new products by us and our competitors (particularly where we obtain the 180-day period of market exclusivity in the United States provided under the Hatch-Waxman Act of 1984), and timing of our retailers’ promotional programs. Such fluctuations may result in volatility in the price of our equity shares and our ADSs. In such an event, the trading price of our shares and ADSs may be adversely affected.

Significant disruptions of information technology systems or breaches of data security could adversely affect our business.

Our business is dependent upon increasingly complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. The size and complexity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion and computer viruses. Any such disruption may result in the loss of key information and/or disruption of production and business processes, which could materially and adversely affect our business.

In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others, that may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such breaches of security could have a material adverse effect on our business, financial condition and results of operations.

Increasing use of social media could give rise to liability or breaches of data security.

We and our business associates are increasingly relying on social media tools as a means of communications. To the extent that we seek as a company to use these tools as a means to communicate about our products or about the diseases our products are intended to treat, there are significant uncertainties as to either the rules that apply to such communications, or as to the interpretations that health authorities will apply to the rules that exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of social media for such purposes may cause us to nonetheless be found in violation of them. In addition, because of the universal availability of social media tools, our associates may make use of them in ways that may not be sanctioned by us, and that may give rise to liability, or that could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. In either case, such uses of social media could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in Indian tax regulations may increase our tax liabilities and thus adversely affect our financial results.

Currently, we enjoy various tax benefits and exemptions under Indian tax laws. Any changes in these laws or their application in matters such as tax exemption on exportation income, research and development spending and transfer pricing, may increase our tax liability and thus adversely affect our financial results.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on our intercompany arrangements, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in numerous countries and our failure to comply with the local and municipal tax regimes may result in additional taxes, penalties and enforcement actions from such authorities. Although our intercompany arrangements are based on accepted tax standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in such jurisdictions, which may increase our tax liabilities and could have a material adverse effect on the results of our operations.

We enter into various agreements in the normal course of business which periodically incorporate provisions whereby we indemnify the other party to the agreement.

In the normal course of business, we periodically enter into agreements with vendors, customers, alliance partners, innovators and others that incorporate terms for indemnification provisions. Our indemnification obligations under such agreements may be unlimited in duration and amount. We maintain insurance coverage that we believe will effectively mitigate our obligations under certain of these indemnification provisions (for example, in the case of outsourced clinical trials). However, should our obligations under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse impact on our business, financial position and results of operations.

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

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. These laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Our policies mandate compliance with these anti-bribery laws, which often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply may also result in reputational damages. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether or not merited, could have a material adverse effect on our reputation and could cause the trading price of our ordinary shares and ADSs to decline.

In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, including the U.S. Foreign Corrupt Practices Act, which may have a material adverse effect on our reputation and our business, financial condition or results of operations.

Finally, we operate in certain jurisdictions that have experienced governmental corruption to some degree or are found to be low on the Transparency International Corruption Perceptions Index and, in some circumstances, anti-bribery laws may conflict with some local customs and practices. As a result of our policy to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws, we may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws in jurisdictions that have experienced higher levels of bribery and corruption.

Risks from disruption to production, supply chain or operations from natural disasters could adversely affect our business and operations and cause our revenues to decline

If flooding, droughts, earthquakes, volcanic eruptions or other natural disasters were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. A significant portion of our manufacturing facilities are situated around Hyderabad, India, a region that has experienced earthquakes, floods and droughts in the past.

Even if we take precautions to provide back-up support in the event of such a natural disaster, the disaster may nonetheless affect our facilities, harming production and ultimately our business. And, even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. The impact of such occurrences depends on the specific geographic circumstances but could be significant.

In addition, there is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature may cause a rising number of natural disasters. We cannot predict the economic impact, if any, of natural disasters or climate change.

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

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 25.61% of our issued shares as at March 31, 2012. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control of us, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of the ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their ADSs at a premium.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a substantial portion of our total revenues for the year ended March 31, 2012 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

A slowdown in economic growth in India may adversely affect our business and results of operations.

Our performance and the quality and growth of our business are necessarily dependent on the health of the overall Indian economy. The Indian economy has grown significantly over the past few years. Any future slowdown in the Indian economy could harm us, our customers and other contractual counterparties. In addition, the Indian economy is in a state of transition. The share of the services sector of the Indian economy is rising while that of the industrial, manufacturing and agricultural sector is declining. It is difficult to gauge the impact of these fundamental economic changes on our business.

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

During the year ended March 31, 2010, the state of Andhra Pradesh, where our headquarters is located, experienced political disruption relating to a separatist movement seeking to bifurcate the existing state of Andhra Pradesh into two separate states of “Telangana” and “Andhra”. Due to civil disturbances and “Bandhs” (i.e., political protests in the form of worker strikes) called for, several productive days were lost from forced or precautionary closures of our production units and offices. If there are further strikes, political protests or civil unrest, our business and results of operations may be adversely affected as a consequence.

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

Due to various macro-economic factors, the rate of inflation has recently been highly volatile in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 2004-05=100 was 6.9% for the year ended March 31, 2012 (as compared to 9.7% for the year ended March 31, 2011). This trend may not continue and the rate of inflation may rise substantially. We may not be able to pass these inflationary costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.

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

OTHER RISKS RELATING TO OUR ADSS

THAT ARE NOT SPECIFIC TO OUR COMPANY OR INDUSTRY

Indian law imposes certain restrictions that limit a holder’s ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional approval from the Reserve Bank of India for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

There are limits and conditions to the deposit of shares into the ADS facility.

Indian legal restrictions may limit the supply of our ADSs. The only way to add to the supply of our ADSs will be through a primary issuance because the depositary is not permitted to accept deposits of our outstanding shares and issue ADSs representing those shares. However, an investor in our ADSs who surrenders an ADS and withdraws our shares will be permitted to redeposit those shares in the depositary facility in exchange for our ADSs. In addition, an investor who has purchased our shares in the Indian market will be able to deposit them in the ADS program, but only in a number that does not exceed the number of underlying shares that have been withdrawn from and not re-deposited into the depositary facility. Moreover, there are restrictions on foreign institutional ownership of our equity shares as opposed to our ADSs.

Financial instability in other countries, particularly emerging market countries in Asia, could affect our business and the price and liquidity of our shares and our ADSs.

The Indian markets and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. Any worldwide financial instability or any loss of investor confidence in the financial systems of Asian or other emerging markets could increase volatility in Indian financial markets or adversely affect the Indian economy in general. Either of these results could harm our business, our future financial performance and the price of our equity shares and ADSs.

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

There is a difference between the level of regulation and monitoring of the Indian securities markets over the activities of investors, brokers and other participants, as compared to the level of regulation and monitoring of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed countries, which could affect the market for our equity shares and ADSs.

Indian stock exchange closures, broker defaults, settlement delays, and Indian Government regulations on stock market operations could affect the market price and liquidity of our equity shares.

The Indian securities markets are smaller than the securities markets in the United States and Europe and have experienced volatility from time to time. The regulation and monitoring of the Indian securities market and the activities of investors, brokers and other participants differ, in some cases significantly, from those in the United States and some European countries. Indian stock exchanges have at times experienced problems, including temporary exchange closures, broker defaults and settlement delays and if similar problems were to recur, they could affect the market price and liquidity of the securities of Indian companies, including our shares. Furthermore, any change in Indian Government regulations of stock markets could affect the market price and liquidity of our equity shares and ADSs.

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

Key business developments:

On April 1, 2011 we launched Peg-grafeel,™ our brand of pegylated filgrastim (pegfilgrastim). Peg-grafeel™ has been approved in India to reduce the duration of neutropenia and the incidence of febrile neutropenia in patients treated with cytotoxic chemotherapy for malignancy (with the exception of chronic myeloid leukemia and myelodysplastic syndromes). Pegfilgrastim is a pegylated long-lasting variant of filgrastim. One injection of pegfilgrastim can replace up to 14 injections of filgrastim, which must be administered daily. It can be administered once per chemotherapy cycle, providing convenience to the patient while eliminating many of the additional costs of treatment. Peg-grafeel™ is manufactured using our ‘PEGtech’ brand of activated methyl ether polyethylene glycol alcohols (“mPEGs”) which are synthesized at our facilities located in Mexico and the United Kingdom.

On April 12, 2011, we launched over-the-counter (“OTC”) fexofenadine hydrochloride tablets, a bioequivalent version of Sanofi-Aventis’ Allegra® tablets, which received OTC sales approval from the United States Food and Drug Administration (the “U.S. FDA”) on January 24, 2011. The U.S. FDA approved our Abbreviated New Drug Application (“ANDA”) for fexofenadine hydrochloride tablets on April 12, 2011. According to IMS Health, sales of branded and generic fexofenadine hydrochloride prescription products in the United States were approximately U.S.$452 million for the twelve months ended December 31, 2010.

On June 3, 2011, the U.S. FDA issued a warning letter asking for additional data and corrective actions to four items pertaining to the chemical manufacturing facility at Cuernavaca, Mexico (the “Mexico facility”), which is owned by our wholly-owned subsidiary, Industrias Quimicas Falcon de Mexico SA de C.V. The four items in the warning letter related to certain of the 12 observations on Form 483 that the U.S. FDA issued to us after it inspected the Mexico facility in November 2010. Additionally, on June 28, 2011, the U.S. FDA posted on its website an import alert, or Detention Without Physical Examination (“DWPE”) alert. As a consequence of the DWPE alert, the Mexico facility is unable to export intermediates and active pharmaceutical ingredients, with the exemption of naproxen and naproxen sodium, to U.S. customers, and we are unable to export to U.S. customers our generics products that include intermediates and active pharmaceutical ingredients from our Mexico facility, until such time as the concerns raised by the U.S. FDA in their warning letter are addressed to their satisfaction and the DWPE alert is lifted. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website. We subsequently worked collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. The U.S. FDA re-inspected the Mexico facility in March 2012 and issued two observations on Form 483. We sent the U.S. FDA a timely response to the two remaining observations, and are awaiting a reply and final report.

On July 25, 2011, we launched gemcitabine for injection (200 mg/vial and 1 g/vial), a bioequivalent version of Eli Lilly and Company’s Gemzar®, in the United States. This launch followed the U.S. FDA’s approval of our ANDA for this product on July 25, 2011. According to IMS Health, U.S. sales of Gemzar® were approximately $634 million for the twelve months ended May 31, 2011.

On July 25, 2011, we launched fondaparinux sodium injection, a bioequivalent generic version of GlaxoSmithKline’s Arixtra®, in the United States in collaboration with Alchemia Limited, Australia. The U.S. FDA gave the final approval on July 11, 2011 of our ANDAs for 2.5 mg/ 0.5 mL, 5.0 mg/ 0.4 mL, 7.5 mg/ 0.6 mL and 10 mg/ 0.8 mL doses of the drug in prefilled color-coded, single-dose syringes with automatic needle safety devices. We manufacture fondaparinux sodium injection under a license using a patented process developed by Alchemia Limited. The U.S. patents on Arixtra® expired in 2002, the year before Arixtra® was launched in the United States. Alchemia Limited owns two issued patents and two pending patent applications in the United States pertaining to its process for the synthesis of fondaparinux sodium injection. According to IMS Health, U.S. sales of Arixtra® were approximately $340 million for the 12 months ended May 31, 2011.

On July 28, 2011 we signed a Memorandum of Understanding with Fujifilm Corporation, a company based in Japan, to enter into an exclusive partnership in the generics drug business for the Japanese market and to establish a joint venture in Japan. Fujifilm Corporation will own 51% of the joint venture and the 49% balance will be owned by us. This joint venture will develop, manufacture and promote competitive and high quality generic drugs utilizing both Fujifilm Corporation’s advanced quality control technologies and our expertise in cost competitive production technologies. Japan is the world’s second largest pharmaceutical market, estimated by IMS Health to be U.S.$97 billion. The Japanese generics market is estimated to be $11.6 billion and is characterized by low penetration—only approximately 23% of Japanese prescription drug sales by volume are generics products, as compared to 70% in the United States. The Japanese generics market is expected to grow significantly over the coming years as a result of macroeconomic factors such as the rapidly aging population and increasing healthcare funding gap. We intend for this joint venture to launch its first products in Japan within the next three to four years.

On August 30, 2011, we launched OTC fexofenadine hydrochloride and pseudoephedrine hydrochloride extended release tablets 180/240 mg, a bioequivalent version of Sanofi-Aventis’ Allegra® D24, in the United States. This launch followed the U.S. FDA’s approval of our ANDA for this product on June 26, 2011.

On August 31, 2011, we entered into a settlement agreement with Pfizer to resolve litigation related to Lipitor® tablets, 10 mg, 20 mg, 40 mg, and 80 mg, known generically as atorvastatin calcium tablets.

On September 2, 2011, we announced the initiation of clinical trials for dosing with DRL-17822 in patients with diagnosis of type II dyslipidemia. DRL-17822 is a selective, orally bioavailable inhibitor of cholesteryl ester transfer protein, for the treatment and/or prevention of dyslipidaemia, atherosclerosis and associated cardiovascular disease. The current study is being conducted under a clinical trial application in a number of countries in Europe. The objective of the study is to evaluate the efficacy and safety of DRL-17822 in patients with Type-II dyslipidemia.

On October 24, 2011, we launched olanzapine tablets, the bioequivalent version of Eli Lilly’s Zyprexa®, in the United States pursuant to our partnership with Teva Pharmaceutical USA, Inc. (“Teva”). On October 23, 2011, we were awarded a 180-day period of marketing exclusivity in the United States for 20 mg olanzapine tablets. Pursuant to our commercialization, manufacture and supply agreement with Teva, it was agreed that we will supply the required quantities of 20 mg olanzapine tablets to Teva, and Teva will market this product in the United States. In consideration for such supply of olanzapine, Teva is required to pay us a base purchase price and a profit share computed based on the ultimate net sale proceeds realized by Teva, subject to any reductions or adjustments that are required by the terms of the commercialization, manufacture and supply agreement. According to IMS Health, U.S. sales of Zyprexa® were approximately $3.2 billion for the twelve months ended September 30, 2011.

On March 2, 2012, we launched ziprasidone hydrochloride capsules, a bioequivalent generic version of Pfizer’s Geodon®, in the United States. This launch followed the U.S. FDA’s approval of our ANDA for ziprasidone hydrochloride capsules on March 2, 2012. We were awarded a 180-day period of marketing exclusivity for ziprasidone hydrochloride capsules in the United States. According to IMS Health, U.S. sales of Geodon® were approximately $1.34 billion for the twelve months ended December 31, 2011.

On March 27, 2012, we launched quetiapine fumarate tablets (25 mg, 50 mg, 100 mg, 200 mg, 300 mg and 400 mg), a bioequivalent generic version of AstraZeneca’s Seroquel® tablets in the United States. This launch followed the U.S. FDA’s approval of our ANDA for this product on March 27, 2012. According to IMS Health, U.S. sales of Seroquel® were approximately $4.6 billion for the twelve months ended December 31, 2011.

As of March 31, 2012, we had 29 active products in the pipeline of our Proprietary Products business, of which 7 were in clinical development stage. The Phase III study on DRL-NAB-P2 (terbinafine nail lacquer) was terminated in the quarter ended June 30, 2012 because the interim analysis of the blinded clinical trial data showed a lack of efficacy. Since we repositioned our research activities in the fiscal year ended March 31, 2010, we have been making focused efforts towards developing drugs to meet key unmet clinical needs. In the year ended March 31, 2012 we filed 17 ANDAs in the United States. Cumulatively, we had 194 ANDAs (including ANDAs through partnerships) as of March 31, 2012. A total of 80 ANDAs were pending approval at the U.S. FDA as of March 31, 2012, of which 41 are Paragraph IV filings and 7 have first to file status. In our Pharmaceutical Services and Active Ingredients segment, we filed 68 Drug Master Files (“DMFs”) worldwide in the year ended March 31, 2012, of which 14 were filed in the United States, 14 were filed in Europe and 40 were filed in other countries. As of March 31, 2012, we had made a cumulative total of 543 DMF filings worldwide, including 187 DMFs in the United States and 152 DMFs in Europe. In addition we had 42 certificates of suitability granted by European authorities.

During the years ended March 31, 2012, 2011 and 2010, we invested   6,816 million,   8,718 million and   4,068 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2012, we also had contractual commitments of approximately   2,351 million for capital expenditures. These commitments included approximately   2,231 million to be spent in India and   120 million in other countries.

4.B. Business overview

Established in 1984, we are an integrated global pharmaceutical company committed to providing affordable and innovative medicines through our three core business segments:

•	Global Generics segment, which includes our branded and unbranded prescription and over-the-counter (“OTC”) drug products business;

•	Pharmaceutical Services and Active Ingredients (“PSAI”) segment, which consists of our Active Pharmaceutical Ingredients (“API”) business and Custom Pharmaceutical Services (“CPS”) business; and

•

Proprietary Products segment, which consists of our New Chemical Entities (“NCEs”) business, our Differentiated Formulations business and our dermatology focused specialty business operated through Promius™ Pharma.

We have a strong presence in highly regulated markets such as the United States, the United Kingdom and Germany, as well as in emerging markets such as India, Russia, Venezuela, Romania, South Africa and certain countries of the former Soviet Union.

OUR STRATEGY

Our core purpose is to provide affordable and innovative medicines to enable people to lead healthier lives. Spiraling health care costs across the world have put many medicines out of the reach of millions of people who desperately need them. As a global pharmaceutical company, we take very seriously our responsibility to help alleviate the burden of disease on individuals and on the world. Our strategy to achieve this core purpose is to combine industry-leading science and technology, product offerings and customer service with execution excellence. The key elements of our strategy include the following:

Strengths in Science and Technology

Our strengths in science and technology range from synthetic organic chemistry, formulation development, biologics development and small molecule based drug discovery. Such expertise enables the creation of unique competitive advantages with an industry-leading intellectual property and technology-leveraged product portfolio.

Product Offerings

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

Vertical integration and process innovation ensures that our products remain price competitive.

Pharmaceutical Services and Active Ingredients: Our Pharmaceutical Services and Active Ingredients segment is comprised of our Active Pharmaceutical Ingredients (“API”) business and our Custom Pharmaceutical Services (“CPS”) business. Through our API and CPS businesses, we offer technologically advanced product lines and niche product services through partnerships internally and externally.

•	Our product offerings in our API business are positioned to offer intellectual property and technology-advantaged products to enable launches ahead of others at competitive prices.

•	Through our CPS business, we aim to offer niche product service capabilities, technology platforms, and competitive cost structures to innovator companies.

Proprietary Products: Our Proprietary Products business is comprised of our Differentiated Formulations business, our New Chemical Entity (“NCE”) research business and our dermatology focused Specialty business.

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

•

Specialty business: We have a portfolio of in-licensed patented dermatology products and off-patent cardiovascular products. We also have an internal pipeline of dermatology products that are in different stages of development.

Execution Excellence (Building Blocks)

Execution excellence provides the framework to create sustainable customer value across all of our activities. We have been investing in the following to achieve this:

•

Safety. The concept of safety has been imbued in the operating culture throughout the organization. Specific initiatives are being carried out to increase safety awareness, to achieve a safe working environment, to avoid accidents and injuries, and to minimize the loss of manufacturing time.

•	Quality by Design. Building quality into all processes and using quality tools to eliminate process risks.

•

Principles of the “Theory of Constraints” and Lean Manufacturing. Our supply chain and product development processes are designed on the principles of the “Theory of Constraints” and lean manufacturing. This ensures timely availability with low inventory holdings through a pull-based logistics mechanism, while eliminating waste and reducing cycle time, with a focus on capacity constrained resources. It also ensures speed in product development through critical chain project management.

•	Leadership Development. Developing leaders, as well as enhancing leadership behavior across the organization.

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2010, 2011 and 2012, respectively:

	Year Ended March 31,
Segment	2010		2011		2012
	( in millions, U.S.$ in millions)
Global Generics	48,606	69%	53,340	71%	70,243	72%	U.S.$	.1,380
Pharmaceutical Services and Active Ingredients	20,404	29%	19,648	26%	23,812	25%		468
Proprietary Products	513	1%	532	1%	1,078	1%		21
Others	754	1%	1,173	2%	1,604	2%		32
Total Revenue	70,227	100%	74,693	100%	96,737	100%	U.S.$	.1,901

Revenues by geographic market for the years ended March 31, 2010, 2011 and 2012 are discussed in detail in Note 5 to our consolidated financial statements.

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

Today, we are one of the leading generic pharmaceutical companies in the world. With the integration of all the markets where we are selling generic pharmaceuticals into our Global Generics segment, our front-end business strategies in various markets and our support services in India are increasingly being developed with a view to leverage our global infrastructure.

Our Global Generics segment’s revenues were 70,243 million in the year ended March 31, 2012, as compared to 53,340 million in the year ended March 31, 2011. The revenue growth was largely led by this segment’s operations in our key markets of North America (the United States and Canada) and Russia. In absolute currency terms (i.e., without taking into account the effect of currency exchange rates), our Global Generics segment’s revenues had growth in all geographies except for Germany, where the performance was moderate relative to the year ended March 31, 2011. Germany continues to experience pricing pressure on account of the tender (i.e., competitive bidding) based supply system. However, we have initiated diversification into different revenue streams to stabilize our business in Germany.

The following is a discussion of the key markets in our Global Generics segment.

India

Approximately 18% of our Global Generics segment’s revenues in the year ended March 31, 2012 were derived from sales in the Indian market. In India, we mainly focus on the therapeutic categories of gastro-intestinal, cardiovascular, pain management and oncology. We are also increasing our presence in the niche areas of dermatology, urology and nephrology.

As of March 31, 2012, we had a total of 249 branded products in India. Our top ten branded products together accounted for 36% of our revenues in India in the year ended March 31, 2012. According to Operations Research Group International Medical Statistics (“ORG IMS”), a provider of market research to the pharmaceutical industry, in its Moving Annual Total (“MAT”) report for the 12-month period ended March 31, 2012, our secondary sales in India grew by 10.5% as compared to the Indian pharmaceutical market growth of 16.3%. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the period from November 2011 to February 2012, ranked us 9th in terms of the number of prescriptions generated in India during such period.

The following tables summarize the position of our top 10 brands in the Indian market for the years ended March 31, 2010, 2011 and 2012, respectively:

	Year Ended March 31,
	2010		2011		2012
BRAND	Revenues (in millions)	% Total(1)	Revenues (in millions)	% Total(1)	Revenues (in millions)	% Total(1)
Omez	928	9%	1,065	9%	1,089	8%
Nise	690	7%	700	6%	596	5%
Stamlo	473	5%	507	4%	566	4%
Reditux	232	2%	405	3%	472	4%
Omez-DSR	310	3%	377	3%	468	4%
Stamlo Beta	326	3%	328	3%	358	3%
Atocor	274	3%	278	2%	317	2%
Razo	247	2%	285	2%	306	2%
Razo - D	169	2%	200	2%	249	2%
Mintop	196	2%	209	2%	225	2%
Others	6,313	62%	7,336	64%	8,285	64%

Total	10,158	100%	11,690	100%	12,931	100%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

Sales, marketing and distribution network

We generate demand for our products through our approximately 4,400 sales representatives (which include representatives engaged by us as independent contractors) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

We sell our products primarily through clearing and forwarding agents to approximately 2,500 wholesalers who decide which brands to buy based on demand. The wholesalers pay for our products in an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the wholesalers. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.

During the year ended March 31, 2012, we launched Velocit pregnancy test kits and Nise gel through our Global Generics segment’s OTC division. This OTC division has 110 retail sales associates, and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. These products also get promoted in parallel through our prescription products field sales force.

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 16th largest pharmaceutical company in India, with a market share of 2%, according to ORG IMS in its MAT report for the 12-month period ended March 31, 2012.

Some of the key observations on the performance of the Indian pharmaceutical market, as published by ORG IMS in its MAT report for the 12-month period ended March 31, 2012, are as follows:

•	The Indian pharmaceutical market registered a growth of 16.3% for such period.

•	New products launched in the preceding 24 months accounted for 6% of total Indian pharmaceutical growth for such period.

•	The top 300 existing brands grew at a rate of 16.7%, which was marginally higher than the Indian pharmaceutical market’s overall average, and continued to account for 32% of the market’s total sales.

•	There was an increasing emergence of bio-similar products to address the needs of patients in the oncology therapeutic area.

Our principal competitors in the Indian market include Cipla Limited, Ranbaxy Laboratories Limited, GlaxoSmithKline Pharmaceuticals Limited, Cadila Healthcare Limited, Sun Pharmaceutical Industries Limited, Alkem Limited, Mankind Pharma Limited, Pfizer Limited, Abbott India, Lupin Limited, Aristo Pharma Limited, Intas Pharma, Sanofi India Limited and Emcure Pharmaceuticals Limited.

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

These statutes, regulations and guidelines govern the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.

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

On March 22, 2005, the Government of India passed the Patents (Amendment) Bill, 2005 (the “2005 Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The 2005 Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by anyone other than the patent holder and its assignees and licensees. This has resulted in a reduction of new product introductions in India, as well as other countries where similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the 2005 Amendment, so no additional impact results from patenting of such processes.

During the year ended March 31, 2012, the Department of Pharmaceuticals under the ministry of Chemicals and Fertilizers of the Government of India proposed a revised national Pharmaceutical Pricing policy. The draft policy, as published, proposed to apply price controls to 348 drugs listed in the National List of Essential Medicines (as opposed to the 74 drugs currently subject to price control in India), and to revise the price control mechanism by benchmarking the prices based on market dynamics and eliminating the current cost based model. Pending finalization of the policy, its impact on our business cannot be ascertained.

Russia and Other Countries of the former Soviet Union

Russia

Russia accounted for 16% of our Global Generics segment’s revenues in the year ended March 31, 2012. Pharmexpert, a market research firm, ranked us 13th in sales in Russia with a market share of 1.58% as of March 31, 2012 in its moving annual total report for the 12-months ended March 31, 2012 (the “Pharmexpert MAT March 2012 report”). Pharmexpert also reported that our generics revenues from Russia grew by 21% in the year ended March 31, 2012, as compared to Russia’s commercial pharmaceutical market growth of 17%. We were the top ranked Indian pharmaceutical company in Russia for such period.

The following table provides a summary of the revenues of our top 10 brands in the Russian market for the years ended March 31, 2010, 2011 and 2012, respectively:

	Year ended March 31,
	2010		2011		2012
Brand	Revenues (in millions)	% Total(1)	Revenues (in millions)	% Total(1)	Revenues (in millions)	% Total(1)
Nise	1,862	26%	2,311	26%	3,122	28%
Omez	1,458	20%	1,554	18%	1,864	17%
Ketorol	1,287	18%	1,376	16%	1,563	14%
Ciprolet	760	11%	778	9%	833	8%
Cetrine	408	6%	590	7%	748	7%
Senade	—	0%	598	7%	687	6%
Enam	337	5%	299	3%	296	3%
Exifine	220	3%	217	2%	227	2%
Bion	165	2%	201	2%	260	2%
Mitotax	107	1%	120	1%	89	1%
Others	628	8%	898	9%	1,335	12%

Total	7,232	100%	8,942	100%	11,024	100%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all sales in Russia.

Our top four brands, Nise, Omez, Ketorol and Ciprolet, accounted for 67% of our Global Generics segment’s revenues in Russia in the year ended March 31, 2012. Omez (an anti-ulcerant product), Nise and Ketorol (pain management products) and Ciprolet (an anti-infective product) were ranked as the 44th, 12th, 69th and 199th best selling formulation brands, respectively, in the Russian market as of March 31, 2012 by Pharmexpert in its MAT March 2012 report.

Our strategy in Russia is to focus on the gastro-intestinal, pain management, anti-infectives, oncology and cardiovascular therapeutic areas. Our focus is on building brand leaders in these therapeutic areas in prescription, over-the-counter and hospital sales. Omez, Ciprolet, Nise and Ketorol continue to be brand leaders in their respective categories, as reported by Pharmexpert in its MAT March 2012 report.

Growth during the year ended March 31, 2012 was driven by increased marketing initiatives for prescription products and scaling up of media and pharmacy chain activities for over-the-counter medicines.

Other Countries of the former Soviet Union

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus and Uzbekistan. For the year ended March 31, 2012, revenues from these countries accounted for approximately 3% of our total Global Generics segment’s revenues.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russian prescription division is driven by a team of approximately 400 medical representatives and 77 front line managers to detail our products to doctors in 67 cities in Russia.

Our Russian OTC division has 141 medical representatives and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. Our Russian hospital division has 39 hospital specialists and 17 key account managers, and is focused on expanding our presence in hospitals and institutes.

In Russia, we generally extend credit only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies, and are reviewed on a periodic basis. We review the credit terms offered to our key customers and modify them to take into account the current macro-economic scenario in Russia.

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

During the year ended March 31, 2012, Russia introduced Federal Law # 323, titled “On the Foundations of Healthcare for Russian Citizens”. Portions of this new law became effective on November 23, 2011 and the remainder became effective on January 1, 2012. This new law imposes stringent restrictions on interactions between (i) healthcare professionals, pharmacists, healthcare management organizations, opinion leaders (both governmental and from the private sector) and certain other parties (collectively referred to as “healthcare decisionmakers”) and (ii) companies that produce or distribute drugs or medical equipment and any representatives or intermediaries acting on their behalf (collectively referred to as “medical product representatives”). Some of the key provisions of this law are prohibitions on:

•

one-on-one meetings and communications between healthcare decisionmakers and medical product representatives, except for participation in clinical trials, pharmacovigilance, group educational events and certain other limited exceptions;

•	the acceptance by a healthcare decisionmaker of compensation, gifts or entertainment paid by medical product representatives;

•	the agreement by a healthcare decisionmaker to prescribe or recommend drug products or medical equipment; or

•	the engagement by a healthcare decisionmaker in a “conflict of interest” transaction with a medical product representative, unless approved by regulators pursuant to certain specified procedures.

Although certain of the above prohibitions technically restrict only the actions of healthcare decisionmakers, liability for non-compliance with such restrictions nonetheless extends to both the healthcare decisionmaker and the medical product representative. Penalties for non-compliance with this new law have not yet been clarified.

North America (the United States and Canada)

During the year ended March 31, 2012, North America (the United States and Canada) accounted for 45% of our total Global Generics segment’s sales.

In North America (the United States and Canada), we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

Generic drugs may be manufactured and marketed only if relevant patents on their brand name equivalents and any additional government-mandated market exclusivity periods have expired, been challenged and invalidated, or otherwise validly circumvented.

Generic pharmaceutical sales have increased significantly in recent years, partly due to an increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalent of brand name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. We believe that these factors, together with the large volume of branded products losing patent protection over the coming years, should lead to continued expansion of the generic pharmaceuticals market as a whole. We intend to capitalize on the opportunities resulting from this expansion of the market by leveraging our product development capabilities, manufacturing capacities inspected by various international regulatory agencies and access to our own APIs, which offer significant supply chain efficiencies.

Our Canada business generated revenues of   632 million during the year ended March 31, 2012. This business includes revenues from certain profit sharing arrangements with distributors to market certain of our generic products.

In March 2011, we acquired from GlaxoSmithKline plc and Glaxo Group Limited (collectively, “GSK”) a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A., the product rights for GSK’s Augmentin® and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The acquisition enabled us to enter the U.S. oral antibiotics market with a comprehensive product filing and a dedicated manufacturing site.

Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2012, we filed 17 ANDAs in the United States, including 9 Paragraph IV filings. During the year ended March 31, 2012, the U.S. FDA granted us 16 final ANDA approvals and 8 tentative ANDA approvals. As of March 31, 2012, we had filed a cumulative total of 194 ANDAs in the United States, out of which 80 ANDAs were pending approval at the U.S. FDA, including 17 tentative approvals.

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

In the year ended March 31, 2008, we launched our own OTC products division. Since then, we successfully introduced ranitidine 150 mg OTC in September 2007 and omeprazole mg OTC in December 2009. In addition, fexofenadine and fexofenadine pseudophedrine 180/240 mg was transitioned from prescription to OTC during the year ended March 31, 2012. These prescription-to-OTC switches require approval by the U.S. FDA, a process initiated by the drug innovator, through either an Abbreviated New Drug Application (“ANDA”) or a New Drug Application (“NDA”).

Competition

Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, prompt delivery, customer service and reputation. Many of our competitors seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their branded products. Our major competitors in the U.S. market include Teva Pharmaceutical Industries Limited, Mylan Inc., Watson Pharmaceuticals, Inc., Sandoz, a division of Novartis Pharma A.G., Ranbaxy Laboratories Limited, Lupin Limited and Caraco Pharmaceutical Laboratories Limited.

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

The U.S. market for OTC pharmaceutical products is highly competitive. Competition is based on a variety of factors, including price, quality and assortment of products, customer service, marketing support and availability of and approvals for new products. Our competition in store brand products in the United States consists of several publicly traded and privately owned companies, including large brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. Some of our primary OTC competitors in the United States include Perrigo Company, Watson Pharmaceuticals, and Actavis Group. Most of the large brand-name pharmaceutical companies have financial resources substantially greater than ours. Large brand-name pharmaceutical companies could in the future manufacture more store brand products or reduce prices of their brand products. Additionally, the competitive landscape might change if generic prescription drug manufacturers elect to pursue OTC marketing status for products that have switched or are switching from prescription to OTC status.

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

An ANDA applicant in the United States is required to review the patents of the innovator listed in the U.S. FDA publication entitled Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book,” and make an appropriate certification. There are several different types of certifications that can be made. A Paragraph IV filing is made when the ANDA applicant believes its product or its manufacture, use or sales thereof does not infringe on the innovator’s patents listed in the Orange Book or where the applicant believes that such patents are not valid or enforceable. The first generic company to file a Paragraph IV filing may be eligible to receive a six-month marketing exclusivity period starting from either the first commercial marketing of the drug by any of the first applicants or a decision of a court holding the patent that is the subject of the paragraph IV certification to be invalid or not infringed. A Paragraph III filing is made when the ANDA applicant does not intend to market its generic product until the patent expiration. A Paragraph II filing is made where the patent has already expired. A Paragraph I filing is made when there are no patents listed in the Orange Book. Another type of certification is made where a patent claims a method of use, and the ANDA applicant’s proposed label does not claim that method of use. When an innovator has listed more than one patent in the Orange Book, the ANDA applicant must file separate certifications as to each patent.

Before approving a product, the FDA also requires that our procedures and operations conform to cGMP regulations, relating to good manufacturing practices as defined in the U.S. Code of Federal Regulations. We must follow cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality to help ensure full compliance with cGMP regulations.

The timing of final U.S. FDA approval of an ANDA depends on a variety of factors, including whether the applicant challenges any listed patents for the drug and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods, during which the U.S. FDA may be prohibited from accepting applications for, or approving, generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date. For example, in certain circumstances the U.S. FDA may extend the exclusivity of a product by six months past the date of patent expiration if the manufacturer undertakes studies on the effect of their product in children, a so-called pediatric extension.

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

Where the first Paragraph IV certification was submitted on or after December 8, 2003, the new statutory provisions apply. Under these provisions, 180-day exclusivity is awarded to each ANDA applicant submitting a Paragraph IV certification for the same drug with regard to any patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug. The 180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or a decision of a court holding the patent that is the subject of the paragraph IV certification to be invalid or not infringed. However, a first applicant may forfeit its exclusivity in a variety of ways, including, but not limited to (a) failure to obtain tentative approval within 30 months after the application is filed or (b) failure to market its drug by the later of two dates calculated as follows: (x) 75 days after approval or 30 months after submission of the ANDA, whichever comes first, or (y) 75 days after each patent for which the first applicant is qualified for 180-day exclusivity is either (1) the subject of a final court decision holding that the patent is invalid, not infringed, or unenforceable or (2) withdrawn from listing with the U.S. FDA (court decisions qualify if either the first applicant or any applicant with a tentative approval is a party; a final court decision is a decision by a court of appeals or a decision by a district court that is not appealed). The foregoing is an abbreviated summary of certain provisions of the Medicare Act of 2003, and accordingly it should be consulted for a complete understanding of both the provisions described above and other important provisions related to 180-day exclusivity and forfeiture thereof.

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

United States Healthcare Reform—Patient Protection and Affordable Care Act

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

•

The PPACA also imposes new rules regarding insurance regulation and access. For example, there will be new regulations governing the insurance industry that will prohibit the denial of coverage due to pre-existing diseases, and ban placing lifetime value limits on insurance policy coverage. Indirectly, these reforms should also provide opportunities for us to improve our pharmaceutical products sales volumes in the long term.

•

In addition, the PPACA set forth new regulations relating to biological drugs. Among other things, the PPACA creates an abbreviated pathway to U.S. FDA approval of “bio-similar” biological products and allows the first interchangeable bio-similar product 18 months of exclusivity. These pro-generic provisions may provide increased opportunities for our biogenerics business, but also could increase competition in that field and thus adversely impact the selling prices, costs and/or profit margins for our bio-generics business. Conversely, the PPACA also has some anti-generic provisions, including provisions granting the innovator of a biological drug product 12 years of exclusive use before generic drugs can be approved based on being bio-similar.

•

The PPACA imposes on pharmaceutical manufacturers a variety of additional rebates, discounts and fees. Among other things, the PPACA includes annual, non-deductible fees for entities that manufacture or import certain prescription drugs and biologics. This fee is calculated based upon each organization’s percentage share of total branded prescription drug and biologics sales to U.S. government programs (such as Medicare, Medicaid and Veterans’ Affairs and Public Health Service discount programs), and authorized generic products are generally treated as branded products. The manufacturer must have at least $5 million in sales of branded prescription drugs or biologics in order to be subject to the fee. The first year for which the fee applied was calendar year 2011, and the fee is due by September 30 of the following calendar year (i.e., 2012). In addition, the PPACA changed the computations used to determine Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program by redefining the average manufacturer’s price (“AMP”), effective October 1, 2010, and by using 23.1% instead of 15% of AMP for most branded drugs and 13% instead of 11% of AMP for generic drugs, effective January 1, 2010. The PPACA also increased the number of healthcare entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

•

The PPACA made several important changes to the federal anti-kickback statute, false claims laws, and health care fraud statutes that may make it easier for the government or whistleblowers to pursue such fraud and abuse violations. In addition, the PPACA increased penalties for fraud and abuse violations.

•

To further facilitate the government’s efforts to coordinate and develop comparative clinical effectiveness research, the PPACA established a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in such research. The manner in which the comparative research results will be used by third-party payors is uncertain.

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

On January 27, 2012, The Centers for Medicare and Medicaid Services (“CMS”) issued its long awaited proposed rule implementing the Medicaid pricing and reimbursement provisions of PPACA and related legislation. CMS accepted comments on this proposed rule through April 2, 2012, and we are waiting for CMS to issue a final rule.

In April 2012, we received an invoice from the United States Internal Revenue Service (the “IRS”) estimating our liability for the manufacturers’ fee for calendar year 2011 to be $92,696, based upon our calendar year 2010 sales of branded and authorized generic prescription drugs and biologics. We expect our sales of brand and authorized generic products during calendar year 2011 to be below the threshold limit of $5 million, and thus we may not be subject to the fee for calendar year 2012, based on our calendar year 2011 sales.

On June 28, 2012, the U.S. Supreme Court ruled on certain challenged provisions of the PPACA. The U.S. Supreme Court generally upheld the constitutionality of the PPACA, including its individual mandate that requires most Americans to buy health insurance starting in 2014, and ruled that the Anti-Injunction Act did not bar the court from reviewing that PPACA provision. However, the U.S. Supreme Court struck down the PPACA’s provisions requiring each state to expand its Medicaid program or lose all federal Medicaid funds. The Court did not invalidate the PPACA’s expansion of Medicaid for states that voluntarily participate; it only held that a state’s entire Medicaid funding cannot be withheld due to its failure to participate in the expansion.

The full impact of the PPACA will be seen as it continues to be implemented, by promulgation of regulations and other administrative and judicial actions. We are continuing to evaluate all potential scenarios surrounding its implementation and the corresponding impact of the PPACA on our financial condition, results of operations and cash flow.

Canada Regulatory Environment

In Canada, we are required to file product dossiers with the country’s regulatory authority for permission to market the generic formulation. The regulatory authorities may inspect our manufacturing facility before approval of the dossier.

Europe

Our sales of generic drugs in Europe for the year ended March 31, 2012 were   8,259 million, which accounted for 12% of our Global Generics segment’s sales

In the European Union (the “EU”), the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective, or manufactured and marketed other than in accordance with registration conditions.

Sales, Marketing and Distribution Network

Germany

In Germany, we sell a broad and diversified range of generic pharmaceutical products under the “betapharm” brand.

Over the last five years, the German pharmaceutical market has significantly changed. The healthcare reform known as the Statutory Health Insurance (SHI)—Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“GKV-WSG”) (an act to strengthen the competition in public health insurance), which was effective as of April 1, 2007, has significantly increased the power of insurance companies and statutory health insurance funds (“SHI funds”) to influence dispensing of medicines.

Pursuant to the GKV-WSG law, pharmaceutical products covered by rebate contracts with insurance companies and SHI funds have to be prescribed by physicians and dispensed by pharmacies. This has increased the power of insurance companies and SHI funds. As a result, many SHI funds have enacted tender (i.e., competitive bidding) processes to determine which pharmaceutical companies they will enter into rebate contracts with, resulting in the market moving towards a tender based supply model while causing pressure on margins. We participate in these tenders through our wholly-owned subsidiary, betapharm.

Traditionally, the SHI fund contracts had the elements of basic rebate and incremental rebates on additional prescriptions generated through persons insured by these SHI funds. Since the new healthcare reforms, the SHI funds have been aggressive in negotiating rebates for their contracts. In recent years, they have negotiated higher discounts.

With the above-mentioned discount contracts being effective, and further competitive bidding tenders announced by SHI funds, long term changes in the German market’s structural framework are ongoing. The German generics market has experienced a shift to a tender based supply model from the previous prescription based model, where the key driver for generating sales had previously been doctors’ prescriptions and pharmacists’ influence. In response to these market changes, betapharm has undergone a comprehensive restructuring of its sales force, with a reduction of more than 200 employees since we acquired it in March 2006.

United Kingdom and other Countries within Europe

We market our generic products in the United Kingdom and other EU countries through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently market 34 generic products in such countries, representing 84 dosage strengths. We market our generic products in Italy through our Italian subsidiary, Dr. Reddy’s SRL. This subsidiary was formed in the year ended March 31, 2009 in connection with our acquisition of Jet Generici SRL, a company engaged in sale of generic finished dosages in Italy.

Competition

In Germany, having rebate contracts with SHI funds is an important criterion towards gaining volume market shares. Our key competitors within the German generics market include the Sandoz group of Novartis Pharma A.G. (including its Hexal, Sandoz and 1A Pharma subsidiaries), the Ratiopharm group of Teva Pharmaceutical Industries Ltd. (including its Ratiopharm and CT Arzneimittel subsidiaries) and the Stada group of Stada Arzneimittel AG (including its Stada and Aliud subsidiaries). With the discount contracts with SHI funds becoming effective, prices have become one of the most important competitive factors.

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

Government regulations

European Union Regulatory Environment

The activities of pharmaceutical companies within the European Union are governed by Directive 2001/83EC as amended. This Directive outlines the legislative framework, including the legal basis of approval, specific licensing procedures, and quality standards including manufacture, patient information and pharmaco-vigilance activities. Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Health Care Products Regulatory Agencies (“MHRA”) Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facility based in Andhra Pradesh, India for the manufacture of generic tablets and capsules for supply to Europe.

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

Generic or abridged applications omit full non-clinical and clinical data but contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. The majority of our generic applications are made on the basis of essential similarity although other criteria may be applied. In the case of an essentially similar application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is essentially similar to the innovator product with respect to quality, safe usage and continued efficacy. European Union laws prevent regulatory authorities from accepting applications for approval of generics that rely on the safety and efficacy data of an innovator of a branded product until the expiration of the innovator’s data exclusivity period (currently 6 or 10 years from the first marketing authorization in the European Union). The applicant is also required to demonstrate bio-equivalence with the reference product. Once all these criteria are met, a marketing authorization may be considered for grant.

Unlike in the United States, there is no regulatory mechanism within the European Union to challenge any patent protection, nor is any period of market exclusivity conferred upon the first generic approval. In situations where the period of data exclusivity given to the innovator of a branded product expires before their patent expires, the launch of our product would then be delayed until patent expiration.

In Germany, the government continues to focus on reducing health care spending. During the year ended March 31, 2007, the German government passed the Economic Optimization of Pharmaceutical Care Act (or “Arzneimittelversorgungs- Wirtschaftlichkeisgestz” or “AVWG”), which became effective as of May 1, 2006and was designed to contain increased pharmaceutical costs.

Another German law entitled the “Statutory Health Insurance Competition Strengthening Act” (or “Wettbewerbsstärkungsgesetz” or “GKV—WSG”), which became effective as of April 1, 2007, has significantly increased the ability of insurance companies and SHI funds to influence dispensing of medicines. Pursuant to the GKV—WSG law, pharmaceutical products covered by rebate contracts with insurance companies must be prescribed by physicians and dispensed by pharmacies. This has increased the role of insurance funds in the German pharmaceutical market.

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

Impairment

During the years ended March 31, 2009 and 2010, there was a shift to a competitive bidding (or “tender”) based supply model within the German generic pharmaceutical market, with increasing tender activity by a number of statutory health insurance funds (“SHI funds”). Due to such market conditions, we reassessed the impact of these tenders on our future forecasted sales and profits during the year ended March 31, 2010. As a result of this re-evaluation, the carrying amounts of both the product related intangibles and the betapharm cash generating unit were determined to be higher than their respective recoverable amounts. Accordingly, an impairment loss of 2,112 million for the product related intangibles and 6,358 million for the betapharm cash generating unit was recognized in our income statement during the year ended March 31, 2010. Of the impairment loss pertaining to the betapharm cash generating unit, 5,147 million was allocated to the carrying value of goodwill during the year ended March 31, 2010, thereby impairing the entire carrying value. The remaining 1,211 million was allocated to the trademark/brand—‘beta’, which forms a significant portion of the intangible asset value of the betapharm cash generating unit, during the year ended March 31, 2010.

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

During the year ended March 31, 2012, there were further changes in the German generic pharmaceutical market that are expected to adversely impact the future operations of our German subsidiary, betapharm. Among other things, there was a reference pricing review that resulted in a reduction of the government mandated price of certain of betapharm’s products, which is expected to adversely affect betapharm’s sales margins. In addition, one of the key SHI funds, Barmer GEK, announced a large sales tender which is expected to cause significant impact on the price realization of some of the key products of betapharm.

We reassessed the impact of these changes on our future forecasted sales and profits, and as a result of this re-evaluation, the carrying amounts of certain product related intangibles were determined to be higher than their recoverable amounts. Accordingly, an impairment loss of 1,022 million was recognized in our income statement for the year ended March 31, 2012.

Other markets of our Global Generics segment

Other significant markets of our Global Generics segment include Venezuela, South Africa and Australia.

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

Japan Alliance

During the year ended March 31, 2012, we signed a Memorandum of Understanding with Fujifilm Corporation (“Fujifilm”) to enter into an exclusive partnership in the generics drug business for the Japanese market and to establish a joint venture in Japan. Fujifilm Corporation will own 51% of the joint venture and the 49% balance will be owned by us. This joint venture will develop, manufacture and promote competitive and high quality generic drugs utilizing both Fujifilm Corporation’s advanced quality control technologies and our expertise in cost competitive production technologies.

Japan is the world’s second largest pharmaceutical market (approximately $97 billion at consumer price level, according to IMS Health). The generics market in Japan is estimated to be approximately $11.6 billion and is characterized by low penetration—only approximately 23% of Japanese prescription drug sales by volume are generics products, as compared to approximately 70% in the United States. The Japanese generics market is expected to grow significantly over the coming years as a result of macroeconomic factors such as the rapidly aging population and increasing healthcare funding gap. The proposed joint venture is expected to start contributing to our revenues only after a period of three to four years.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting active pharmaceutical ingredients (“API”) into finished dosages. As of March 31, 2012, we had nine manufacturing facilities within this segment. Seven of these facilities are located in India and two are located in the United States (Shreveport, Louisiana and Bristol, Tennessee;). We also have one packaging facility in the United Kingdom. Two of the Indian facilities, one each at Hyderabad and Vishakapatnam, are United States Food and Drug Administration (“U.S. FDA”) compliant and German drug regulator Bundesinstitut für Arzneimittel und Medizinprodukte (also known as “BfARM”) compliant. Two of the facilities in Hyderabad, India are also approved by the United Kingdom Medicines and Health Care Products Regulatory Agencies (“MHRA”) in addition to approvals from other regulated markets. During the year ended March 31, 2012, one facility in India and the one in Louisiana were inspected and approved by the U.S. FDA. These facilities are designed in accordance with current Good Manufacturing Practice (“cGMP”) requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. The manufacturing site in Vishakapatnam, India is a state of the art facility for the manufacture of injectable form and solid oral products. The Vishakapatnam facility has satisfactorily passed inspection by the National Health Surveillance Agency (also known as “ANVISA”) of Brazil, the German BfARM and the U.S. FDA). All our overseas sites are approved by the respective regulatory bodies in the jurisdictions where they are located. All these facilities manufacture products in line with cGMP and the requirements of the countries where they are located.

We manufacture most of our finished products at these facilities and also use contract manufacturing arrangements as we determine necessary. We source some products from approved third parties based on the necessity and requirement of our markets. For each of our products, we continue to identify, upgrade and develop alternate vendors as part of risk mitigation and continual improvement.

The ingredients for the manufacture of the finished products are sourced from in-house API manufacturing facilities and from vendors, both local and foreign. Each of these vendors undergo a thorough assessment as part of the vendor qualification process before they qualify as an approved source. We attempt to identify more than one supplier in each drug application or make plans for alternate vendor development from time to time, considering the supplier’s history and future product requirements. In addition, we obtain a significant portion of our inactive pharmaceutical ingredients from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, respective country regulations, various import duties and other government clearances.

The prices of our raw materials generally fluctuate in line with commodity cycles, though the prices of raw materials used in our Generics business are generally more volatile. Raw material expense forms the largest portion of our operating expenses. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies.

The logistics services for storage and distribution in the United States, Germany and Russia are outsourced to a third party service provider.

We manufacture formulations in various dosage forms including tablets, capsules, injections, liquids and creams. These dosage forms are then packaged, quarantined and subject to stringent quality tests, to assure product quality before release into the market. We manufacture our key brands for our Indian markets at our facilities in Baddi, Himachal Pradesh, to take advantage of certain fiscal benefits offered by the Government of India, which include partial exemption from income taxes and excise duties for a specified period.

All pharmaceutical manufacturers that sell products in any country are subject to regulations issued by the Ministry of Health (“MoH”) (or its equivalent) of the respective country. These regulations govern, or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products. Our facilities and products are periodically inspected by various regulatory authorities such as the U.S. FDA), the U.K. MHRA, the South African Medicines Control Council , the Brazilian ANVISA, the Romanian National Medicines Agency, the Gulf Co-operation Council group, the Ministry of Health of Kirgystan and the local World Health Organization, all of which have extensive enforcement powers over the activities of pharmaceutical manufacturers operating within their jurisdiction.

Product Transfers and Capacity Expansion

To meet growing demand in regulated markets, we are in the process of obtaining approvals from the U.S. FDA for products from one additional finished dosage facility currently serving emerging markets. This will ease the manufacturing pressure and optimize the capacities across our plants. We are also in the process of expanding our existing facilities and setting up new manufacturing facilities, including a plant which is part of a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India.

Pharmaceutical Services and Active Ingredients Segment (“PSAI”)

Our PSAI segment accounted for 25% of our total revenues for the year ended March 31, 2012. This segment includes active pharmaceutical ingredients and intermediates (“API”), also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. This segment also includes contract research services and the manufacture and sale of API and steroids in accordance with specific customer requirements.

API becomes finished pharmaceutical product when the dosages are fixed in a form ready for human consumption (such as a tablet, capsule or liquid) using additional inactive ingredients. We produce and market more than 100 different APIs in numerous markets. We export API to emerging markets, as well as developed markets, covering more than 80 countries. Our principal markets in this business segment include North America (the United States and Canada) and Europe. Our PSAI segment’s API business is operated independently from our Global Generics segment and, in addition to supplying API to our Global Generics segment, our PSAI segment sells API to third parties for use in creating generic products, subject to any patent rights of other third parties. Our PSAI segment’s API business also manufactures and supplies the API requirements of our pharmaceutical services business. The research and development group within our API business contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing approximately 15-20 new products every year.

The pharmaceutical services (contract research and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in process chemistry to serve the niche segment of the pharmaceutical and fine chemicals industry. Over the years, our business strategy in this area has evolved to focus on the marketing of process development and manufacturing services. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to take their innovations to the market speedily and more efficiently. The focus is to leverage our skills in process development, analytical development, formulation development and Current Good Manufacturing Practice (“cGMP”) to serve various needs of innovator pharmaceutical companies. We have positioned our PSAI segment’s Custom Pharmaceutical Services business to be the partner of choice for large and emerging innovator companies across the globe, with service offerings spanning the entire value chain of pharmaceutical services.

Sales, Marketing and Distribution

Emerging Markets. India is an important emerging market, accounting for 15% of the PSAI segment’s revenues in the year ended March 31, 2012. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from cheaper foreign imports in several products.

In India, our sales team works closely with our sales agents to market our products. The sales are made directly from the factory.

Our sales to other emerging markets were 6,865 million for the year ended March 31, 2012. Our other key emerging markets include Brazil, Mexico, South Korea and Japan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our focus is on building relationships with top customers in each of these markets and partnering with them in product launches by providing timely technical and analytical support.

Developed Markets. Our principal markets are North America (the United States and Canada) and Europe. In the United States and Europe, the patent protection for a large number of high value branded pharmaceutical products expired in the years ended March 31, 2011 and 2012. This opened the market to generic products that sourced their API from our PSAI segment. We expect our API division to show growth in the coming years due to continued growth in our current API product portfolio as well as new opportunities from our pipeline of other API products used in branded formulations that will lose patent protection in the coming years. We market through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.

In our PSAI segment, we filed 68 DMFs worldwide in the year ended March 31, 2012, of which 14 were filed in the United States, 6 were filed in Canada and 48 were filed in other countries. With these filings, as of March 31, 2012 our PSAI segment has filed a total of 543 DMFs worldwide including 187 DMFs in the United States and 152 DMFs in Europe. For most of these, we are either already supplying commercial quantities or development quantities of API to various generic formulators. In addition, our PSAI segment also has 42 certificates of suitability granted by European authorities as of March 31, 2012.

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

India. All of the facilities in India are located in the state of Andhra Pradesh. With over 840 reactors of different sizes offering 2.6 million liters of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. We are also in the process of setting up a new manufacturing facility which is part of a Special Economic Zone located in Devunipalavalasa, Srikakulam Andhra Pradesh, India. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. We also source several APIs from third party suppliers for the emerging markets to optimally utilize our in-house manufacturing capacities for the developed markets, which are more profitable relative to the emerging markets. During the year ended March 31, 2012, approximately 11% of our total API revenues resulted from sales of API procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.

The prices of our raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Raw material expense forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies.

Mexico. Our manufacturing plant in Cuernavaca, Mexico (the “Mexico facility”) was acquired from Roche during the year ended March 31, 2006. In addition to manufacturing the active pharmaceutical ingredients naproxen and naproxen sodium and a range of intermediates, the Mexico facility synthesizes steroids for use in pharmaceutical and veterinary products.

Following the U.S. FDA’s inspection of the Mexico facility in November 2010, the U.S. FDA issued a Form 483 with 12 observations. We timely responded to these observations. On June 3, 2011, the U.S. FDA issued a warning letter asking for additional data and corrective actions with respect to 4 of the 12 observations. Additionally, on June 28, 2011, the U.S. FDA posted on its website an import alert, or Detention Without Physical Examination (“DWPE”) alert. As a consequence of the DWPE alert, the Mexico facility is unable to export intermediates and active pharmaceutical ingredients, with the exemption of Naproxen and Naproxen Sodium, to U.S. customers, and we are unable to export to U.S. customers our generics products which include intermediates and active pharmaceutical ingredients from our Mexico facility, until such time as the concerns raised by the U.S. FDA in their warning letter are addressed to their satisfaction and the DWPE alert is lifted. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website. We subsequently worked collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. The U.S. FDA re-inspected the Mexico facility in March 2012 and issued two observations on Form 483. We sent the U.S. FDA a timely response to the two remaining observations, and are awaiting a reply and final report.

For our contract research services, we have well-resourced synthetic organic chemistry laboratories, analytical laboratories and kilo laboratories at our technology development centers at Miyapur and Jeedimetla in Hyderabad, India. Our chemists and engineers understand cGMP manufacturing and regulatory requirements for synthesis, manufacture and formulation of a NCE from the pre-clinical stage to commercialization. To complete the full value chain in development services, we also provide formulation development services. We now have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. Larger quantities of APIs are sourced from API plants in India and Mexico.

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

Competition

The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. During the year ended March 31, 2012, the competitive environment for the API industry continued to change due to increased consolidation in the global generics industry and vertical integration of some key generic pharmaceutical companies. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Divis Laboratories Limited, Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Mylan Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based or operating in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.

With respect to our custom pharmaceuticals business, we believe that contract manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and a low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited, Jubilant Organosys Limited and Nicholas Piramal India Limited. Key competitors from outside India include Lonza Group, Koninklijke DSM N.V., Albany Molecular Research, Inc., Patheon, Inc. and Cardinal Health, Inc. We distinguish ourselves from our key competitors by offering a wider range of cost effective services spanning the entire pharmaceutical value chain. Growth in contract manufacturing is likely to be driven by increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics. India is emerging as an alliance and outsourcing destination of choice for global pharmaceutical companies. Companies such as Roche, Bayer, Aventis, Novartis, Eli Lilly, Merck Sereno and GlaxoSmithKline are all executing plans to make India the regional hub for API and supply of bulk drugs.

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

Our PSAI segment is subject to a number of government regulations with respect to pricing and patents as discussed in our Global Generics segment.

We submit a DMF for active pharmaceutical ingredients to be commercialized in the United States. Any drug product for which an ANDA is being filed must have a DMF in place with respect to a particular supplier supplying the underlying API. The manufacturing facilities are inspected by the U.S. FDA to assess compliance with Current Good Manufacturing Practice regulations (“cGMP”). The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet U.S. FDA standards before products may be exported to the United States. Eight of our manufacturing facilities are inspected and approved by the U.S. FDA. For European markets, we submit a European DMF and where applicable, obtain a certificate of suitability from the European Directorate for the Quality of Medicines.

Proprietary Products Segment

Our Proprietary Products segment involves the discovery of new chemical entities and differentiated formulations for subsequent commercialization and out-licensing. It also involves our dermatology focused specialty business operated through Promius™ Pharma.

During the year ended March 31, 2012, we leveraged our semi-virtual research and development model to expand our portfolio of drug discovery, differentiated and specialty formulations programs. This was achieved by efficiently collaborating with discovery biotechnology companies and service providers, and tapping their expertise in the niche areas of our interest. We also successfully progressed towards building a sustainable mix of proprietary, branded research and development portfolio with significantly reduced fixed costs.

Proprietary Products business

In our Proprietary Products segment, our business model focuses on building a pipeline in the therapeutic areas of pain management, dermatology and infectious diseases.

Our research and development efforts have a unique “medicines-to-molecules” approach to product development. In this approach, we leverage in an integrated manner the disciplines of biology, chemistry, drug delivery, clinical development, regulatory and commercial positioning to construct novel differentiated formulations and NCEs.

We follow a hybrid research and development model, both in-house and virtual (i.e., operations are outsourced, subject to our retention of strategic and project management functions), with the following core principles:

•	develop creative research and development investment models and partnerships to tap external innovation focused on leveraging, rather than replicating, unique core competencies;

•	select assets based on potential for early risk mitigation, both with respect to product development and commercialization; and

•	leverage knowledge and presence in emerging markets (especially India) to maximize cost advantage.

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2012, we employed a total of 75 scientists, including approximately 14 scientists who held Ph.D. degrees, across all of this segment’s locations. We pursue an integrated research strategy through a mix of translational, formulation and analytical research at our laboratories. Our research strategy focuses on discovery of new molecular targets, designing of screening assays to screen promising molecules and developing novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.

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

Pipeline Status

As of March 31, 2012, we had 29 active products in our Proprietary Products pipeline, of which 7 were in clinical development. Since repositioning our research activities in the years ended March 31, 2009 and 2010, our Proprietary Products segment has focused its efforts towards developing drugs to meet key unmet clinical needs. We have built a pipeline of assets that we expect to produce a steady stream of Investigational New Drugs (“INDs”) in the coming years. The details of our Proprietary Products segments clinical development candidates as of March 31, 2012 are as follows:

Compound	Therapeutic Area	Status	Remarks
DRL 17822	Metabolic disorders/cardiovascular disorders	Phase II	Targeting dyslipidemia / atherosclerosis
DRL-NAB-P2*	Onchomycosis	Phase III	In Phase III clinical testing for onchomycosis
DRL-NAB-P5	Psoriasis	Clinical	Targeting psoriasis
DFA-02	Anti-infectives	Clinical	Targeting bacterial infections
DFA-03	Anti-infectives	Clinical	Targeting bacterial infections
DFP-02	Migraine	Clinical	Targeting migraine
DFP-03	Pain	Clinical	Targeting pain

*	The Phase III study on DRL-NAB-P2 was terminated in the quarter ended June 30, 2012 because the interim analysis of the blinded clinical trial data showed a lack of efficacy.

Patents. Our Proprietary Products segment had the following patents filed and issued as of March 31, 2012:

Category	USPTO(1) (# Filed)	USPTO(1) (# Granted)	PCT(2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	40+2(provisional)	20	29	21	3
Anti-ulcerant	1	1	—	1	—
Miscellaneous	4	1	3	23	8
Differentiated formulations	3+5(provisional)	—	6	2+7(provisional)	—

TOTAL	166	57	124	238	75

(1)	“USPTO” means the United States Patent and Trademark Office.
(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

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

Government regulations

Virtually all pharmaceutical and biologics products that we or our collaborative partners develop will require regulatory approval by governmental agencies prior to commercialization. The nature and extent to which these regulations apply varies depending on the nature of the products and also vary from country to country. In particular, human pharmaceutical products are subject to rigorous preclinical and clinical testing and other approval procedures by the relevant regulatory agency. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

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

In order to eventually commercialize any products, we or our collaborator first will be required to sponsor and file an IND and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that is necessary to obtain U.S. FDA marketing approval. Clinical trials are normally done in three phases and generally take several years to complete. The clinical trials have to be designed taking into account the applicable U.S. FDA guidelines. Furthermore, the U.S. FDA may suspend clinical trials at any time if the U.S. FDA believes that the subjects participating in trials are being exposed to unacceptable risks or if the U.S. FDA finds deficiencies in the conduct of the trials or other problems with our product under development.

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

Promius Pharma

Promius Pharma is our subsidiary in Bridgewater, New Jersey in the United States of America focusing on our U.S. Specialty Business—i.e., development and sales of branded specialty products. It has a portfolio of in-licensed patented dermatology products and off-patent cardiovascular products. It also has an internal pipeline of dermatology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, onychomycosis, acne, psoriasis and androgenic alopecia. It has commercialized three products: EpiCeram®, which is a skin barrier emulsion for the treatment of atopic dermatitis; Scytera™, which is foam for the treatment of psoriasis; and Promiseb™, which is a cream for the treatment for seborrheic dermatitis.

During the year ended March 31, 2012, Promius Pharma launched sales of Cloderm® (clocortolone pivalate 0.1%) in the United States pursuant to its collaboration agreement dated March 31, 2011 with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.). Cloderm® is a cream used for treating dermatological inflammation.

Promius Pharma leverages our research, development and manufacturing facilities at Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, pre-clinical and clinical studies. Promius Pharma has 36 sales representatives in the field. Its sales force targets physicians in the field of dermatology and is supported by a direct marketing team and a public relations program. In addition to its sales force, Promius Pharma’s account managers also call on purchasing agents for drug wholesalers and chain drug stores.

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

4.C. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2012:

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) SDN BHD	Malaysia	100	%(3)
Aurigene Discovery Technologies Inc.	USA	100	%(3)
Aurigene Discovery Technologies Limited	India	100%
beta Healthcare Solutions GmbH	Germany	100	%(8)
beta Institut for Soziaimedizinische Forschung and Entwicklung GmbH	Germany	100	%(8)
betapharm Arzneimittel GmbH	Germany	100	%(8)
Cheminor Investments Limited	India	100%
Chirotech Technology Limited	United Kingdom	100	%(5)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100%
Dr. Reddy’s Laboratories (Canada) Inc.	Canada	100	%(10)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100	%(10)
Dr. Reddy’s Laboratories ILAC TICARET Limited SIRKETI	Turkey	100%

Dr. Reddy’s Laboratories Inc.	USA	100	%(10)
Dr. Reddy’s Laboratories International SA	Switzerland	100	%(10)
Dr. Reddy’s Laboratories LLC, Ukraine	Ukraine	100	%(10)
Dr. Reddy’s Laboratories Louisiana LLC	USA	100	%(6)
Dr. Reddy’s Laboratories New York, Inc.	USA	100	%(13)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100%
Dr. Reddy’s Laboratories Romania SRL	Romania	100	%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories Tennessee, LLC	USA	100	%(6)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100	%(5)
Dr. Reddy’s New Zealand Ltd. (formerly Affordable Healthcare Ltd.)	New Zealand	100	%(10)
Dr. Reddy’s Pharma SEZ Limited	India	100%
Dr. Reddy’s SRL (formerly Jet Generici SRL )	Italy	100	%(11)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100	%(10)
DRL Investments Limited	India	100%
Eurobridge Consulting BV	Netherlands	100	%(1)
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Idea2Enterprises (India) Pvt. Limited	India	100%
I-Ven Pharma Capital Limited	India	100	%(12)
Kunshan Rotam Reddy Pharmaceutical Co. Limited (JV)	China	51.33	%(4)
Lacock Holdings Limited	Cyprus	100%
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
OOO DRS LLC	Russia	100	%(9)
OOO Alfa (formerly OOO JV Reddy Biomed Limited)	Russia	100%
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	USA	100	%(6)
Reddy Antilles N.V.	Netherlands	100%
Reddy Cheminor S.A.	France	100	%(2)
Reddy Holding GmbH	Germany	100	%(7)
Reddy Netherlands B.V.	Netherlands	100	%(1)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia SPA	Italy	100	%(7)
Reddy Pharmaceuticals Hongkong Limited	Hongkong	100	%(2)
Reddy US Therapeutics Inc.	USA	100	%(1)
Trigenesis Therapeutics Inc.	USA	100%

(1)	Indirectly owned through Reddy Antilles N.V.
(2)	Subsidiary under liquidation.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)

Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary, as we hold a 51.33% stake. However, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories, Inc.
(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through Eurobridge Consulting B.V.
(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia SPA.
(12)	Indirectly owned through DRL Investments Limited
(13)	Indirectly owned through Dr. Reddy’s Laboratories International SA.

Macred India Private Limited, India was our wholly-owned subsidiary until July 19, 2010, at which time we sold an 80% controlling interest in the entity and retained a 20% non-controlling interest. We sold our remaining 20% interest on February 24, 2012.

4.D. Property, plant and equipment

The following table sets forth current information relating to our principal facilities:

Location	Approximate Area	Built up Area	Certifications	Installed Capacity	Actual Production
	(Square feet)	(Square feet)
Pharmaceutical Services and Active Ingredients				4,294(8)(11)	3,343	(8)(11)
Bollaram, Andhra Pradesh, India	734,013	394,241	U.S. FDA and EUGMP	See above(11)	See above	(11)
Bollaram, Andhra Pradesh, India	648,173	383,542	U.S. FDA and EUGMP	See above(11)	See above	(11)
Bollaram, Andhra Pradesh, India	715,610	217,515	U.S. FDA and EUGMP	See above(11)	See above	(11)
Jeedimetla, Andhra Pradesh, India	228,033	102,464	U.S. FDA and EUGMP	See above(11)	See above	(11)
Miryalaguda, Andhra Pradesh, India	3,402,907	453,694	U.S. FDA and EUGMP	See above(11)	See above	(11)
Pydibheemavaram, Andhra Pradesh, India	2,668,465	972,490	U.S. FDA and EUGMP	See above(11)	See above	(11)
Pydibheemavaram, Andhra Pradesh, India	792,786	54,338	—	See above(11)	See above	(11)
Srikakulam SEZ, Andhra Pradesh, India	10,804,102	735,619	—	N/A	N/A
Miyapur, Andhra Pradesh, India	113,256	85,736	ISO 27001: 2005 Information Security Management System	N/A	N/A
Jeedimetla, Andhra Pradesh, India	68,825	23,538	ISO 27001: 2005 Information Security Management System	N/A	N/A
Cuernavaca, Mexico	2,361,840	1,345,488	(1)	3,500(8)	2,000	(8)
Mirfield, United Kingdom	1,785,960	653,400	ISO 9001:2008, MHRA (UK) and U.S. FDA	(12)	(12)
Cambridge, United Kingdom(5)	9,383	9,383	—	N/A	N/A
Global Generics				8,534(6)(15)(13)	4,998	(6)(13)

Bollaram, Andhra Pradesh, India	217,729	103,894	(2)	See above(13)	See above	(13)
Bachupally, Andhra Pradesh, India	1,306,372	425,554	(3)	See above(13)	See above	(13)
Yanam, Pondicherry, India	457,000	34,526	—	See above(13)	See above	(13)
Baddi, Himachal Pradesh, India	786,261	148,711	—	See above(13)	See above	(13)
Baddi, Himachal Pradesh, India	378,190	129,875		See above(13)	See above	(13)
Bachupally, Andhra Pradesh, India	798,982	233,464	(2)	(9) (14)	14,764	(9)
Bachupally, Andhra Pradesh, India	783,823	497,277	(4)	11,727(6)(10)	6,544	(6)
Visakhapatnam SEZ, Andhra Pradesh, India	691,322	87,860	—	N/A	N/A
Beverley, East Yorkshire, United Kingdom	81,000	32,500	U.K. Medicine Control Agency, British Retail Consortium	N/A	N/A
Shreveport, Louisiana, United States	1,817,123	335,000	U.S. FDA	5,875(6)(10)	3,615	(6)
Bristol , TN, United States	1,742,400	390,000	U.S. FDA	2,460(6)(10)	95	(6)
Others

Miyapur, Andhra Pradesh, India(7)	445,401	153,577	—	N/A	N/A

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

(4)

U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Ministry of Health, United Arab Emirates; Medicines Control Council, South Africa; ANVISA, Brazil; National Medicines Agency, Romania; Danish Medicines Agency, Environmental Management System ISO 14001; Occupational Health and Safety Management System—OHSAS 18001; Quality Management System-ISO 9001:2000.

(5)	Leased facilities.
(6)	Million units.
(7)	On a single shift basis.
(8)	Tons.
(9)	Grams.
(10)	Three shift basis
(11)	Represents the aggregate capacity and production for the first seven facilities listed in this table under PSAI.
(12)	Capacity and production at this facility is not separately tracked.
(13)	Represents the aggregate capacity and production for the first five facilities listed in this table under Global Generics.
(14)	Installed capacity is variable and subject to changes in product mix, and utilization of manufacturing facilities given the nature of production.
(15)	On a two shift basis.

Except for as indicated in the notes above, we own all of our facilities. All properties identified above, including leased properties, are either used for manufacturing and packaging of pharmaceutical products or for research and development activities. In addition, we have sales, marketing and administrative offices, which are leased properties. We believe that our facilities are optimally utilized.

Global Generics

We are in the process of completing construction of another manufacturing plant at Baddi, Himachal Pradesh, India, in addition to a plant that already existed at this location. The new plant is intended for the manufacture of tablet and capsule finished dosages for our Global Generics segment. The project at Baddi is eligible for certain financial benefits, which include exemption from income tax for a specific period, offered by the Government of India to encourage industrial growth in the state of Himachal Pradesh, India.

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

Pharmaceutical Services and Active Ingredients

We are in the process of establishing a plant in a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India for the manufacture of APIs. The plant will be adjacent to an existing plant, in a newly acquired area of approximately 250 acres under a Pharmaceutical-Sector specific Special Economic Zone for fiscal benefits. The formal governmental approval for designating the property as a Special Economic Zone has been obtained. The project is proposed to be developed in a phased manner, subject to all regulatory approvals.

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

Proprietary Products: This segment involves the discovery of new chemical entities and differentiated formulations for subsequent commercialization and out-licensing. Our differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also involves our specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

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

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as below:

•	Assessment of functional currency for foreign operations;

•	Financial instruments;

•	Useful lives of property, plant and equipment and intangibles;

•	Measurement of recoverable amounts of cash-generating units;

•	Assets and obligations relating to employee benefits;

•	Provisions;

•	Sales returns, rebates and chargeback provisions;

•	Evaluation of recoverability of deferred tax assets;

•	Inventory obsolescence;

•	Business combinations; and

•	Contingencies and litigations.

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

Revenue from sales of generic products in India is recognized upon delivery of products to distributors by our clearing and forwarding agents. Revenue from sales of active pharmaceutical ingredients and intermediates in India is recognized on delivery of products to customers, from our factories. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which occurs upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Sales of generic products in India are made through clearing and forwarding agents to distributors. Significant risks and rewards in respect of ownership of generic products are transferred by us when the goods are delivered to distributors from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers (generally formulation manufacturers) from our factories. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by us upon delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from our parent company or its consolidated subsidiaries. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by us upon delivery of the products to the customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Profit share revenues

During the year ended March 31, 2012, we applied the following accounting policy for the recognition of profit share revenues, which have historically been immaterial to our overall financial statements.

From time to time, we enter into marketing arrangements with certain business partners for the sale of our products in certain markets. Under such arrangements, we sell our products to the business partner at a base purchase price agreed upon in the arrangement and are also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner’s ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base purchase price is recognized in these transactions upon delivery of the products to the business partner. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available. In measuring the amount of profit share revenue to be recognized for each period, we use all available information and evidence, including any confirmations from the business partner of the profit share amount owed to us, to the extent made available before the date our Board of Directors authorizes the issuance of our financial statements for the applicable period.

Milestone payments and out licensing arrangements

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment upon inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. Non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the period in which we have continuing substantive performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, if the milestones are considered substantive, or over the period we have continuing substantive performance obligations, if the milestones are not considered substantive. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Provision for chargeback, rebates and discounts

In our U.S. Generics business, our gross revenues are significantly reduced by sales returns, chargebacks, rebates, discounts, shelf stock adjustments, Medicaid payments and similar “gross-to-net” adjustments. The estimates of “gross-to-net” adjustments for our operations in India and other countries outside of the U.S. relate mainly to sales return allowances in all such operations, and certain rebates to healthcare insurance providers are specific to our German operations. The pattern of such sales return allowances is generally consistent with our gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by us.

•

Chargebacks: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our books closure process, a chargeback validation is performed in which we track and reconcile the volume of sold inventory for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 90% of the total sales volumes on which chargebacks are applicable) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

•

Rebates: Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

•

Sales Return Allowances: We account for sales returns by recording a provision based on our estimate of expected sales returns. We deal in various products and operate in various markets. Accordingly, our estimate of sales returns is determined primarily by our experience in these markets. In respect of established products, we determine an estimate of sales returns provision primarily based on historical experience of such sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all of these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors.

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

•

Medicaid Payments: We estimate the portion of our sales that may get dispensed to customers covered under Medicaid programs based on the proportion of units sold in the previous two quarters for which a Medicaid claim could be received as compared to the total number of units sold in the previous two quarters. The proportion is based on an analysis of the actual Medicaid claims received for the preceding four quarters. In addition, we also apply the same percentage on the derived estimated inventory sold and delivered by us to our wholesalers and other direct customers to arrive at the potential volume of products on which a Medicaid claim could be received. We use this approach because we believe that it corresponds to the approximate six month time period it takes for us to receive claims from the various Medicaid programs. After estimating the number of units on which a Medicaid claim is to be paid, we use the latest available Medicaid reimbursement rate per unit to calculate the Medicaid accrual. In the case of new products, accruals are done based on specific inputs from our marketing team or data from the publications of IMS Health, a company which provides information on the pharmaceutical industry.

•

Shelf Stock Adjustments: Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and are accrued and paid when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

•

Cash Discounts: We offer cash discounts to our customers, generally at 2% of the gross sales price, as an incentive for paying within invoice terms, which generally range from 45 to 90 days. Accruals for such cash discounts do not involve any significant variables, and the estimates are based on the gross sales price and agreed cash discount percentage at the time of invoicing.

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 79% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2012. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

a)

Estimated inventory—Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents an immaterial variation. Therefore, we believe that our estimation process in regard to this variable is reasonable.

b)

Unit pricing rate—As at any point in time, inventory volumes on which we carry our chargeback accrual represents up to 1.5 months of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual relates to only such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2011, 2010 and 2009, respectively, and ended March 31, 2012, 2011 and 2010, respectively, on our estimated inventory levels computed based on the methodology mentioned above (see “Chargebacks” above). We noted that the impact on net sales on account of such price variation was negligible.

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

A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2010, 2011 and 2012, respectively:

Particulars	Chargebacks	Rebates	Medicaid	Sales Returns
	(All values in U.S.$ millions)
Beginning Balance: April 1, 2009	58	30	6	8
Current provisions relating to sales in current year	578	57	9	5
Provisions and adjustments relating to sales in prior years	*	2	(3)	(1)
Credits and payments**	(580)	(68)	(9)	(4)
Ending Balance: March 31, 2010	56	21	3	8

Beginning Balance: April 1, 2010	56	21	3	8
Current provisions relating to sales in current year	644	104	6	6
Provisions and adjustments relating to sales in prior years	*	2	1	—
Credits and payments**	(620)	(87)	(6)	(5)
Ending Balance: March 31, 2011	80	40	4	9

Beginning Balance: April 1, 2011	80	40	4	9
Current provisions relating to sales in current year	886	158	8	13
Provisions and adjustments relating to sales in prior years	*	4	0	0
Credits and payments**	(842)	(142)	(5)	(8)
Ending Balance: March 31, 2012	124	60	7	14

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

Export entitlements

Export entitlements from government authorities are recognized in profit or loss as a reduction from cost of revenues when the right to receive credit as per the terms of the scheme is established in respect of the exports made by us, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except for those instruments that are designated as being fair value through profit and loss upon initial recognition. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, “short-term” means investments having a maturity of three months or less from the date of investment. Bank overdrafts that are repayable on demand and which form an integral part of our cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Available-for-sale financial assets

Our investments in mutual funds and equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income/(loss) and presented within equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.

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

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is expected within one year or within the normal operating cycle of the business.

Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. Trade receivables are classified as current assets if the collection is expected within one year or within the normal operating cycle of the business.

Others

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

We derecognize a financial asset when the contractual right to the cash flows from that asset expires, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If we retain substantially all the risks and rewards of ownership of a transferred financial asset, we continue to recognize the financial asset and also recognize a collateralized borrowing, at the amortized cost, for the proceeds received.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, we have a legal right and the ability to offset the amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Non-derivative financial liabilities

We initially recognize debt instruments issued on the date that they originate. All other financial liabilities are recognized initially on the trade date, which is the date that we become a party to the contractual provisions of the instrument. These are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

We derecognize a financial liability when its contractual obligations are discharged, cancelled or expired. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized as profit or loss.

Derivative financial instruments

The functional currency of our parent company is the Indian rupee. We are exposed to exchange rate risk which arises from our foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

We use forward contracts and option contracts to mitigate our risk of changes in foreign currency exchange rates. Further, we use non-derivative financial instruments as part of our foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

We classify our option and forward contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measure them at fair value. The effective portion of such cash flow hedges is recorded in our hedging reserve, as a component of equity, and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

We also designate certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, we apply cash flow hedge accounting for such relationships. Remeasurement gain/loss on such non-derivative financial liabilities is recorded in our hedging reserve, as a component of equity, and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

Upon initial designation of a hedging instrument, we formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. We make an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80%—125% relative to the gain or loss on the hedged items. For cash flow hedges to be “highly effective”, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

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

Hedges of recognized assets and liabilities

For forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied, changes in the fair value of such contracts are recognized in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”.

Hedges of firm commitments

We use forward contracts and option contracts to hedge our exposure to changes in the fair value of firm commitment contracts, and measure them at fair value. Any amount representing changes in the fair value of such forward contracts and option contracts is recorded in the income statement. The corresponding gain/loss representing the changes in the fair value of the hedged item attributable to hedged risk is also recognized in the income statement.

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

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within our company group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Exchange differences arising on the settlement of monetary items, or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements, are recognized in profit or loss in the period in which they arise. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising upon retranslation are recognized in profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in other comprehensive income/(loss) and presented within equity as a part of foreign currency translation reserve.

Foreign operations

In case of foreign operations whose functional currency is different from Indian rupees (our parent company’s functional currency), the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to Indian rupees at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to Indian rupees at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in other comprehensive income/(loss) and presented within equity. Such differences have been recognized in the foreign currency translation reserve net of applicable taxes, if any. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

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

We measure goodwill as of the applicable acquisition date at the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in profit or loss. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by us to the previous owners of the acquiree, and equity interests issued by us. Consideration transferred also includes the fair value of any contingent consideration. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. We measure any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree. Transaction costs that we incur in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Intangible assets

Goodwill

Goodwill arising upon the acquisition of subsidiaries represents the fair value of the consideration, including the recognized amount of any non-controlling interest in the acquirer, less the net recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities assumed, all measured as of the acquisition date. Such goodwill is included in intangible assets. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in profit or loss.

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

Research and development

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:

•	development costs can be measured reliably;

•	the product or process is technically and commercially feasible;

•	future economic benefits are probable and ascertainable; and

•	we intend to complete development and to use or sell the asset, and have sufficient resources to do so.

The expenditures capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

Our internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where the recognition criteria are met, however, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2012, no internal drug development expenditure amounts have met the recognition criteria.

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

A substantial portion of our current research and development activities relates to the development of bio-equivalent generic products, which do not require full scale clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2012 were 5,911 million, which was approximately 6% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2012, 2011 and 2010 represented approximately 71%, 79% and 83%, respectively, of our total research and development expenditures.

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

Payments to third parties for in-licensed products and compounds are capitalized if the regulatory approval for the products was available from the applicable counterparty or there were other contractual terms providing for a refund should the regulatory approvals not be received. These payments generally take the form of up-front payments and milestones. Our criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable).

If we become entitled to a refund under the terms of an in-license contract, the amount is recognized when the right to receive the refund is established. In such an event, any consequential difference as compared to the carrying value of the asset is recognized in our Income Statement.

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

De-recognition of intangible assets

Intangible assets are de-recognized either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in profit or loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective assets as on the date of de-recognition.

Other intangible assets

Other intangible assets that are acquired by us, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate.

Amortization

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, or on any other basis that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. Intangible assets that are not available for use are amortized from the date they are available for use.

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

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealized inter-company profit on inventories held by us in different tax jurisdictions is recognized using the tax rate of the jurisdiction in which such inventories are held.

Withholding tax arising out of payment of dividends to shareholders under the Indian income tax regulations is not considered a tax expense for us, and all such taxes are recognized in the statement of changes in equity as part of the associated dividend payment.

Inventories

Inventories consist of raw materials, stores and spares, work in progress and finished goods, and are measured at the lower of cost and net realizable value. The cost of all categories of inventories is based on the weighted average method. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils) that are used in operating machines or consumed as indirect materials in the manufacturing process. Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of finished goods and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that we consider in determining the allowance for slow moving, obsolete and other non-saleable inventory includes estimated shelf life, planned product discontinuances, price changes, aging of inventory and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all these factors and adjust the inventory provision to reflect our actual experience on a periodic basis.

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

5.A. Operating results

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the Year Ended March 31,
	2010		2011		2012
	( in millions)
	Revenues	Revenues (Segment % of Total)	Revenues	Revenues (Segment % of Total)	Revenues	Revenues (Segment % of Total)
Global Generics	48,606	69%	53,340	71%	70,243	72%
Pharmaceutical Services and Active Ingredients	20,404	29%	19,648	26%	23,812	25%
Proprietary Products	513	1%	532	1%	1,078	1%
Others	754	1%	1,173	2%	1,604	2%
Total	70,277	100%	74,693	100%	96,737	100%

The following table sets forth, for the periods indicated, our gross profits by segment:

	For the Year Ended March 31,
	2010		2011		2012
	( in millions)
	Gross Profit	Gross Profit (% of Segment Revenue)	Gross Profit	Gross Profit (% of Segment Revenue)	Gross Profit	Gross Profit (% of Segment Revenue)
Global Generics	29,146	60%	34,499	65%	44,263	63%
Pharmaceutical Services and Active Ingredients	6,660	33%	5,105	26%	7,508	32%
Proprietary Products	396	77%	382	72%	903	84%
Others	138	18%	277	24%	631	39%
Total	36,340	52%	40,263	54%	53,305	55%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of sales
	For the Year Ended March 31,			Percentage Increase/Decrease
	2010	2011	2012	2010 to 2011	2011 to 2012
Revenues	100%	100%	100%	6%	30%
Gross profit	52%	54%	55%
Selling, general, and administrative expenses	32%	32%	30%	5%	22%
Research and development expenses	5%	7%	6%	33%	17%
Impairment loss on other intangible assets	5%	—	1%	NC	NC
Impairment loss on goodwill	7%	—	—	NC	NC
Other (income/expense) net	(1%)	(2%)	(1%)	96%	31%
Results from operating activities	4%	17%	19%	NC	45%
Finance income/(expense), net	—	—	—	NC	NC
Profit/(loss) before income taxes	4%	17%	19%	NC	48%
Income tax (expense)/benefit, net	(1%)	(2%)	(4%)	42%	200%
Profit/(loss) for the period	3%	15%	15%	NC	29%

NC = Not comparable

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Revenues

•

Our overall consolidated revenues were 96,737 million for the year ended March 31, 2012, an increase of 30% as compared to 74,693 million for the year ended March 31, 2011. Revenue growth for the year ended March 31, 2012 was largely driven by our Global Generics segment’s operations in the markets of North America (the United States and Canada) and Russia and our Pharmaceutical Services and Active Ingredients segment’s operations.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2010		2011		2012
	Revenues	% of Total Revenue*	Revenues	% of Total Revenue*	Revenues	% of Total Revenue*
	( in millions)
Global Generics	48,606	69%	53,340	71%	70,243	72%
North America (the United States and Canada)	16,817	35%	18,996	36%	31,889	45%
Europe	9,643	20%	8,431	16%	8,259	12%
India	10,158	21%	11,690	22%	12,931	18%
Russia and other countries of the former Soviet Union	9,119	19%	10,858	20%	13,260	19%
Rest of the World	2,869	6%	3,365	6%	3,904	6%
Pharmaceutical Services and Active Ingredients	20,404	29%	19,648	26%	23,812	25%
North America (the United States and Canada)	3,673	18%	3,170	16%	4,272	18%
Europe	6,652	33%	7,020	36%	8,424	35%
India	2,646	13%	2,619	13%	3,586	15%
Rest of the World	7,433	36%	6,838	35%	7,531	32%
Others	1,267	2%	1,705	3%	2,682	3%

Total	70,277	100%	74,693	100%	96,737	100%

*	Percentage of Total Revenue represents the segment’s revenues from the applicable geographic territory as a percentage of the total worldwide revenues of such segment.

•

During the year ended March 31, 2012, the Indian rupee depreciated by approximately 5%, 9%, and 7% against the U.S. dollar, the Euro and the Russian rouble, respectively, as compared to the year ended March 31, 2011. This change in the exchange rates resulted in higher reported revenue growth rates because of the increase in Indian rupee realization from sales in U.S. dollars, Euros and Russian roubles.

•

Our provision for sales returns during the year ended March 31, 2012 was 1,335 million, as compared to 731 million during the year ended March 31, 2011. This increase in our sales return provision was primarily due to increases in sales for the year ended March 31, 2012 over the year ended March 31, 2011. As the year progressed and our sales increased, we proportionately increased our sales return provision. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.1. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. For further information regarding our sales return provisions, see Note 22 to our consolidated financial statements.

Segment analysis

Global Generics

Revenues from our Global Generics segment were 70,243 million for the year ended March 31, 2012, an increase of 32% as compared to 53,340 million for the year ended March 31, 2011. North America (the United States and Canada), Germany, India and Russia were the four key markets for our Global Generics segment, contributing approximately 86% of the revenues of this segment for the year ended March 31, 2012.

North America (the United States and Canada). Our revenues from North America (the United States and Canada) for the year ended March 31, 2012 were 31,889 million, an increase of 68% as compared to our revenues of 18,996 million for the year ended March 31, 2011. In U.S. dollar absolute currency terms (i.e., U.S dollars without taking into account the effect of currency exchange rates), such revenues grew by 62% in the year ended March 31, 2012 as compared to the year ended March 31, 2011. This growth was largely attributable to the following:

•

Revenues from 15 new products launched in the year ended March 31, 2012, including the 180 days marketing exclusivity of olanzapine (our generic version of Zyprexa®) and ziprasidone (our generic version of Geodon®).

The following table sets forth, for the year ended March 31, 2012, products that we launched in North America (the United States and Canada):

Product	Innovator’s Brand	Total annual market size* (U.S.$ Billions)
Donepezil HCL	Aricept®	U.S.$ 2.10
Venlafaxine-XR	Effexor XR®	2.50
Letrozole	Femara®	0.70
Levofloxacin	Levaquin®	1.70
Topotecan injection	Hycamtin®	0.10
Fondaparinux sodium injection	Arixtra®	0.32
Amlodipine besylate and Benazepril hydrochloride (5/40 mg)	Lotrel®	0.02
Rivastigmine tartrate	Exelon®	0.10
Gemcitabine for injection	Gemzar®	0.70
Fexofenadine-pseudoephedrine HCL OTC	Allegra-D24®	N/A
Amoxicillin clavulanic acid (oral suspension and tablets)	Augmentin®	0.46
Olanzapine	Zyprexa®	3.60
Olanzapine ODT	Zyprexa Zydis®	0.40
Ziprasidone	Geodon®	1.34
Quetiapine fumarate	Seroquel®	4.60

*	Approximate total annual market size in the United States at the time of our generic launch, as per IMS Health.

•	Market share expansion in our existing key products such as lansoprazole, omeprazole Mg OTC, tacrolimus and higher contributions of our Shreveport facility.

According to IMS Health, 26 products in our prescription generics portfolio are ranked among the top three in U.S. market share for the year ended March 31, 2012.

During the year ended March 31, 2012, our OTC portfolio, which is one of the key focus areas of our North America (the United States and Canada) business, crossed $100 million in revenues. Our key OTC products include omeprazole magnesium, fexofenadine, fexofenadine-pseudoephedrine and ranitidine. We expect to introduce more such products in this portfolio, and expect our OTC portfolio to be a key growth driver in the future.

During the year ended March 31, 2012, we made 17 new ANDA filings, bringing our cumulative ANDA filings to 194. We now have 80 ANDAs pending approval at the U.S. FDA, out of which 41 are Paragraph IV filings and 7 have first to file status.

During the year ended March 31, 2013, we expect to launch a few more key products, and we remain optimistic about the long term growth opportunity in this market. However, there has been a delay in the anticipated launch of one of our key products, atorvastatin, which remains pending approval by the U.S. FDA.

Russia. Our revenues from Russia for the year ended March 31, 2012 were 11,024 million, an increase of 23% over the year ended March 31, 2011. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues grew by 15% in the year ended March 31, 2012 as compared to the year ended March 31, 2011. The growth was largely driven by an increase in sales volumes across our key brands, such as Nise, Omez, Ketorol, Senade and Cetrine. Pharmexpert, a market research firm, in its moving annual total report for the 12 months ended March 31, 2012 (the “Pharmexpert MAT March 2012”), reported our prescription secondary sales growth (i.e., sales made by our wholesalers to stockists and retailers) for the year ended March 31, 2012 at 21%, as compared to the Russian pharmaceutical market’s overall growth rate of 17% for the same period. Our rank in the Russian pharmaceutical market has improved from 15th as of March 31, 2011 to 13th as of March 31, 2012, as per the Pharmexpert MAT March 2012 report. We launched 5 new brands in Russia during the year ended March 31, 2012, with two being OTC products. OTC products represent approximately 29% of our overall sales in Russia and we intend to further strengthen our OTC sales by continuous branding initiatives.

India. Our revenues from India for the year ended March 31, 2012 were 12,931 million, an increase of 11% as compared to the year ended March 31, 2011. This growth was driven by an increase in sales volumes across our key brands, such as Omez, Stamlo, Razo and Reditux, as well as revenues from 23 new brands launched in the year ended March 31, 2012.

Bio-similar products are one of our key growth drivers in India, and represent approximately 7% of our revenues from India in the year ended March 31, 2012. We are among the cost leaders in the bio-similar product category, which allows us to price our products comparatively cheaper than the innovator brands in India.

Germany. Our revenues from Germany for the year ended March 31, 2012 were 5,055 million, a decline of 7% as compared to the year ended March 31, 2011. In Euro absolute currency terms (i.e., Euros without taking into account the effect of currency exchange rates), such revenues for the year ended March 31, 2012 declined by 15% as compared to year ended March 31, 2011. The decline was largely due to the continuing pricing challenges in the tender (i.e., competitive bidding) based supply model in Germany, partly offset by additional revenues from new products launched during the twelve months ended March 31, 2012 under non-tender supply contracts.

Other Countries of the former Soviet Union. Our revenues from other countries of the former Soviet Union for the year ended March 31, 2012 were 2,236 million, an increase of 17% over the year ended March 31, 2011. This growth was largely led by increased revenues from sales in Uzbekistan and Kazakhstan, and partly by the depreciation of the Indian rupee against the U.S. dollar.

Other countries of Europe. Our revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany, Russia and other countries of the former Soviet Union) were 3,203 million for the year ended March 31, 2012, an increase of 8% as compared to the year ended March 31, 2011. Such growth was primarily due to increased out-licensing of product rights, and partly due to depreciation of the Indian rupee against the Euro.

Other Markets. Our revenues from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) were   3,904 million in the year ended March 31, 2012, an increase of 16% as compared to the year ended March 31, 2011. The growth was largely led by increased revenues from sales in South Africa, Australia and Venezuela, and was partially offset by the impact of depreciation of the Venezuelan bolivar against the Indian rupee.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the year ended March 31, 2012 were 23,812 million, an increase of 21% as compared to the year ended March 31, 2011. This was largely attributable to an increase in the sales of active pharmaceutical ingredients to generic customers, a strong recovery of customer orders in the pharmaceutical services segment and the impact of depreciation of the Indian rupee against multiple currencies. In the year ended March 31, 2012, our Pharmaceutical Services and Active Ingredients segment filed 68 Drug Master Files (“DMFs”) worldwide, of which 14 were filed in the United States, 14 were filed in Europe and 40 were filed in other countries. Cumulatively, our total worldwide DMFs as of March 31, 2012 were 543, including 187 DMFs in the United States.

Gross Margin

Our total gross margin was 53,305 million for the year ended March 31, 2012, representing 55% of our total revenues for that period, as compared to 40,263 million for the year ended March 31, 2011, representing 54% of our total revenues for that period.

The following table sets forth, for the periods indicated, our gross margin by segment:

	For the Year Ended March 31,
	2010		2011		2012
	Gross Margin	% of Segment Revenue	Gross Margin	% of Segment Revenue	Gross Margin	% of Segment Revenue
	( in millions)
Global Generics	29,146	60%	34,499	65%	44,263	63%
Pharmaceutical Services and Active Ingredients	6,660	33%	5,105	26%	7,508	32%
Proprietary Products	396	77%	382	72%	903	84%
Others	138	18%	277	24%	631	39%

Total	36,340	52%	40,263	54%	53,305	55%

The change in gross margin was primarily on account of the following:

•	the favorable impact of launches of certain high margin new products in the United States;

•	the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate; and

•	the unfavorable impact of price erosions in some of our existing products

Selling, general and administrative expenses

Our selling, general and administrative expenses for the year ended March 31, 2012 were 28,867, an increase of 22% as compared to 23,689 for the year ended March 31, 2011. This increase was primarily on account of the following:

•	increased personnel costs, due to annual raises and new recruitments;

•	higher distribution costs, due to increases in sales volumes and freight cost increases; and

•	the impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate.

Research and development expenses

Research and development expenses increased by 17% to 5,911 million during the year ended March 31, 2012, as compared to 5,060 million during the year ended March 31, 2011. Our research and development expenditures accounted for 6% of our total revenues during the year ended March 31, 2012, as compared to 7% during the year ended March 31, 2011. Approximately 70% of our research and development expenses during the year ended March 31, 2012 were spent towards the development of bio-equivalent generic products and the other 30% was dedicated to innovative and biologics research.

Impairment loss on other intangible assets

During the three months ended March 31, 2012, there were certain significant changes in the German generic pharmaceutical market that are expected to adversely impact the future operations of our German subsidiary, betapharm. Among other things, there was a reference pricing review that resulted in a reduction of the government mandated price of certain of our products being sold by betapharm, which is expected to adversely affect betapharm’s sales margins. In addition, one of the key SHI funds, Barmer GEK, announced a large sales tender that is expected to cause significant impact on the price realization of some of the key products of betapharm.

As a result of such adverse market developments, we reassessed the recoverable amounts of betapharm’s product-related intangibles, and of the cash generating unit that comprises these product-related intangibles and its trademark/brand “beta”. The recoverable amount of both the product-related intangibles and the betapharm cash generating unit were based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amount of certain product-related intangibles was determined to be higher than its recoverable amount. Accordingly, an impairment loss of 1,022 million for the product related intangibles was recorded for the year ended March 31, 2012.

Further, based on our recent business performance and evaluation of expected cash flows from certain customer related intangibles pertaining to our New Zealand business, we have recorded an impairment loss of 18 million during the year ended March 31, 2012.

Other (income)/expense, net

In the year ended March 31, 2012, our net other income was 765 million, as compared with net other income of 1,115 million in the year ended March 31, 2011. This decrease was largely on account of the following:

•	a profit from the sale of land amounting to 292 million that arose for the year ended March 31, 2011 did not exist during the year ended March 31, 2012; and

•

a benefit of negative goodwill of 73 million realized on account of our acquisition of a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A. for the year ended March 31, 2011 did not exist during the year ended March 31, 2012.

Finance (expense)/income, net

Net finance income was 160 million for the year ended March 31, 2012, as compared to a net finance expense of 189 million for the year ended March 31, 2011. The change was primarily on account of the following:

•	our net foreign exchange gain was 689 million for the year ended March 31, 2012, as compared to a net foreign exchange loss of 57 million for the year ended March 31, 2011;

•

our net interest expense was 690 million for the year ended March 31, 2012 (largely on account of interest on bonus debentures of 470 million for such year), as compared to net interest expense of 127 million for the year ended March 31, 2011; and

•	our dividend and profit on sale of investments was 161 million for the year ended March 31, 2012, as compared to

68 million for the year ended March 31, 2011.

Profit/(loss) before income taxes

As a result of the above, profit before income taxes was 18,466 million for the year ended March 31, 2012, an increase of 48% as compared to 12,443 million for the year ended March 31, 2011.

Income tax expense

Income tax expense was 4,204 million for the year ended March 31, 2012, as compared to an income tax expense of 1,403 million for the year ended March 31, 2011.

Our consolidated effective tax rate was 23% for the year ended March 31, 2012, as compared to 11% for the year ended March 31, 2011. This increase in the effective tax rate was primarily due to:

•

reduced tax incentives, as well as expiration of a tax holiday period, under Indian laws that applied to certain of our facilities located in India, amounting to an increase in tax expense by approximately 4%;

•	higher revenues from the launch of our product olanzapine in the United States, amounting to an increase in tax expense by approximately 3%; and

•

the unfavorable impact of changes in the profit mix of our subsidiaries (i.e., a decrease in the proportion of profit from subsidiaries with lower tax rates and an increase in the proportion of profit from subsidiaries with higher tax rates), coupled with an increase in expenses not deductible for tax purposes.

The rate of weighted deduction on our eligible research and development expenditures was equal to 200% for the years ended March 31, 2012 and 2011. The decrease in our eligible research and development expenditure did not cause any significant impact on our effective tax rate.

Profit/(loss) for the period

As a result of the above, our net result was a profit of 14,262 million for the year ended March 31, 2012, as compared to a net profit of 11,040 million for the year ended March 31, 2011.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Revenues

•

Our overall consolidated revenues were 74,693 million for the year ended March 31, 2011, an increase of 6% as compared to 70,277 million for the year ended March 31, 2010. Revenue growth for the year ended March 31, 2011 was largely driven by our Global Generics segment.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2009		2010		2011
	Revenues	Revenues % to total	Revenues	Revenues % to total	Revenues	Revenues % to total
	( in millions)
North America (the United States and Canada)	24,012	35	21,269	30	23,260	31
Europe	18,047	26	16,779	24	16,058	21
Russia and other countries of the former Soviet Union	7,623	11	9,119	13	10,858	15
India	11,460	16	12,808	18	14,314	19
Others	8,299	12	10,302	15	10,203	14

Total	69,441	100	70,277	100	74,693	100

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

•

During the year ended March 31, 2011, the Indian rupee appreciated by approximately 4% and 10% against the U.S. dollar and the Euro, respectively, as compared to the year ended March 31, 2010. This change in the exchange rates resulted in lower reported revenue growth rates because of the decrease in rupee realization from sales in U.S. dollars and Euros.

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

India. Our revenues from India for the year ended March 31, 2011 were 11,690 million, representing a growth of 15% over the year ended March 31, 2010. This growth was driven by sales volume growth of 11% across key brands and contribution from new products launched in the year ended March 31, 2011 of 4%. A total of 48 new products were launched by us in India, including one bio-similar product—darbepoetin alfa (Cresp®). Bio-similar products are one of our key growth drivers in India and currently represent approximately 5% of our India revenues. Reditux®, our first brand of bio-similar product launched three years ago, was the first, and still continues to be the only, bio-similar monoclonal antibody in the world. In the year ended March 31, 2011, Reditux® registered a significant growth of 74% over the year ended March 31, 2010 and is now among our top 5 brands in India. In the near to medium term, we expect the growth of our business in India to be in line with the overall India market growth, and to be driven largely by volume growth across products and contribution from new product launches.

Russia. Revenues from Russia for the year ended March 31, 2011 were 8,942 million, representing an increase of 24% over the year ended March 31, 2010. In absolute Russian roubles currency terms (i.e., without taking into account the effect of currency exchange rates), such revenues grew by 29% in the year ended March 31, 2011 as compared to the year ended March 31, 2010. The growth was largely driven by volume growth and new products launched in the year ended March 31, 2011. We launched 7 new brands in Russia during the year ended March 31, 2011, with many being over-the-counter (“OTC”) products. OTC products represent approximately 25% of our overall sales in Russia and we intend to further strengthen our OTC product sales by continuous branding initiatives. According to Pharmexpert, a market research firm, in its “Pharmexpert MAT March 2011” report, our prescription secondary sales (i.e., sales made by our wholesalers to stockists and retailers) for the year ended March 31, 2011 increased by 19% as compared to the Russian pharmaceutical market’s overall growth rate of 7.5%. Consequently, our rank in the Russian pharmaceutical market has improved from 16th as of March 31, 2010 to 15th as of March 31, 2011.

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

Furthermore, amortization expenses decreased by 20% to 1,186 million for the year ended March 31, 2011, from 1,479 million for the year ended March 31, 2010. This decrease in amortization expenses was because we did not record any write- downs of assets of the betapharm cash generating unit in the year ended March 31, 2011, as compared to write-downs of 3,456 million of intangible assets and 5,147 million of goodwill of our betapharm cash generating unit in the year ended March 31, 2010.

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

No impairment was recorded for the year ended March 31, 2011.

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

Due to these results, we re-assessed the impact of such tenders on our future sales and profits in the German market. In light of further deterioration of prices and adverse market conditions in Germany due to the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model, we recorded an impairment loss of:

•	2,112 million for product related intangibles;

•	5,147 million towards the carrying value of goodwill; and

•	1,211 million towards our trademark/brand—‘beta’, which forms a significant portion of the intangible asset value of the betapharm cash generating unit.

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

Other (income)/expense, net

In the year ended March 31, 2011, our net other income was 1,115 million, as compared to net other income of 569 million in the year ended March 31, 2010. Our net other income in the year ended March 31, 2011 was primarily higher on account of a profit from the sale of land amounting to 292 million and a benefit of negative goodwill of 73 million realized in accordance with purchase price allocation accounting under IFRS on account of our acquisition of a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A from GlaxoSmithKline plc and Glaxo Group Limited.

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

Profit/(loss) before income taxes

The foregoing resulted in a profit (before income tax) of 12,443 million for the year ended March 31, 2011, as compared to 2,053 million for the year ended March 31, 2010. Our profit (before income tax) for the year ended March 31, 2010 was significantly lower due to the above referenced write-down of intangible assets of the betapharm cash generating unit of 3,456 million and write- down of goodwill of the betapharm cash generating unit of 5,147 million.

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

•

Our provision for sales returns during the year ended March 31, 2010 was 932 million, as compared to 663 million during the year ended March 31, 2009. This increase in our provision was primarily due to greater than expected returns processed by us during the year ended March 31, 2010, as compared to our earlier estimates. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.l. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year ended March 31, 2010. As we progressed through the year ended March 31, 2010, we noted an increase in our returns and, accordingly, reevaluated our estimate. The increase in sales returns was partly attributed to a one- time return in the U.S. market due to a product odor issue. In addition, the increase in sales returns was also significantly due to growth in our sales volumes and revenues. There was a 9% increase in our total revenues for the year ended March 31, 2010 over the year ended March 31, 2009, excluding the sales of sumatriptan. This increase in returns is reflected both in our higher incremental provision created and higher actual returns processed in the year ended March 31, 2010 as compared to the year ended March 31, 2009. For further information regarding our sales return provisions, see Note 22 to our consolidated financial statements.

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

Due to these results, we re-assessed the impact of such tenders on our future sales and profits in the German market. In light of further deterioration of prices and adverse market conditions in Germany due to the rapid shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model, we recorded an impairment loss of:

•	2,112 million for product related intangibles;

•	5,147 million towards the carrying value of goodwill; and

•	1,211 million towards our trademark/brand—‘beta’, which forms a significant portion of the intangible asset value of the betapharm cash generating unit.

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

Recent Accounting Pronouncements

Standards issued but not yet effective and not early adopted by us

•

In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value. The standard, along with the proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. We believe that the adoption of IFRS 9 will not have any material impact on our consolidated financial statements.

•	In May 2011, the IASB issued the following new standards and amendments on consolidated financial statements and joint arrangements:

•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IFRS 13, “Fair Value Measurement”

•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which was amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

All of the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. We believe that adoption of IFRS 10, 11 and 12 and IAS 27 (revised 2011) and IAS 28 (revised 2011) will not have any material impact on our consolidated financial statements. With respect to IFRS 13, we are in the process of evaluating the impact of this new standard on our consolidated financial statements.

•	In June 2011, the IASB issued an amendment to IAS-19 “Employee benefits” and IAS-1 “Presentation of Financial Statements”, which amended these standards as follows:

Changes to IAS-19, “Employee benefits”

•

The amended standard requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	The amended standard introduced enhanced disclosures about defined benefit plans.

•

The amended standard modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•

The amended standard provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•

The amended standard incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.

These amendments are effective for annual periods beginning on or after January 1, 2013, although earlier application is permitted. We are in the process of evaluating the impact of these amendments on our consolidated financial statements.

Changes to IAS-1, “Presentation of Financial Statements”

•

The amended standard requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently—i.e., those that might be reclassified and those that will not be reclassified.

•

The amended standard requires tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

These amendments are effective for annual periods beginning on or after July 1, 2012, although earlier application is permitted. We are required to adopt IAS 1 (Amended) by the accounting year commencing April 1, 2013. We believe that these amendments will not have any material impact on our consolidated financial statements.

•

In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We are in the process of evaluating the impact of these amendments on our consolidated financial statements.

•

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. We are in the process of evaluating the impact of these amendments on the consolidated financial statements.

5.B. Liquidity and capital resources

Liquidity

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We also borrowed U.S.$220 million during the year ended March 31, 2012, the repayment of which begins after three years from the origination date, to repay some of our existing short term borrowings and to meet currently anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	Year Ended March 31,
	2012	2011	2010
		( in millions)
Net cash provided by/(used in):
Operating activities	16,150	8,009	13,226
Investing activities	(18,665)	(8,658)	(6,998)
Financing activities	3,735	(377)	(5,307)
Net increase/(decrease) in cash and cash equivalents	1,220	(1,026)	921
Effect of exchange rate changes on cash	499	141	246

In addition to cash, inventory and our balance of accounts receivable, our unused sources of liquidity included approximately 14,290 million in available credit under revolving credit facilities with banks as of March 31, 2012. We had no other material unused sources of liquidity as of March 31, 2012.

Cash Flow from Operating Activities

The net result of our operating activities was a cash inflow of 16,150 million for the year ended March 31, 2012, as compared to cash inflows of 8,009 million and 13,226 million for the years ended March 31, 2011 and 2010, respectively.

The net cash provided by our operating activities increased significantly during the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily due to the following reasons:

•

our business performance improved during the year ended March 31, 2012, resulting in earnings before interest, tax, depreciation, impairment and amortization of 25,409 million, as compared to 16,789 million for the year ended March 31, 2011. Our business growth during the year ended March 31, 2012 was largely driven by our Global Generics segment’s operations in the markets of North America (the United States and Canada) and Russia and our Pharmaceutical Services and Active Ingredients segment’s operations; and

•

our business growth in North America (the United States and Canada) was largely driven by sales of our product olanzapine 20 mg during a 180 day U.S. marketing exclusivity period pursuant to our agreement with Teva Pharmaceuticals USA, Inc. (“Teva”), as more particularly described in item 4.A. above. In addition to the base purchase price, we recorded a profit share of 4,500 million (net of losses recorded on account of cash flow hedges) pursuant to our agreement with Teva. Cash flows for the year ended March 31, 2012 included receipt of this profit share.

Our days’ sales outstanding (“DSO”), based on the most recent quarter’s sales as at March 31, 2012 and 2011, were 87 days and 79 days, respectively. The increase in DSO was primarily on account of:

•	increases in the trade credit periods provided to our customers in Russia, in line with the overall Russian market; and

•

changes in our business mix during the quarter ended March 31, 2012, in which we had higher revenues from markets such as Russia (in our Global Generics segment) and India (in our PSAI segment), where we offer longer credit periods as compared to our business in other territories.

During the year ended March 31, 2012, our net cash flows increased by 1,360 million from “other assets and other liabilities”, which primarily consists of the following: amounts pertaining to value added taxes; excise input credits that can be utilized to offset Indian excise and service tax liabilities; amounts pertaining to various export entitlement schemes that we claim, such as India’s Focus Product Scheme and Focus Market Scheme; advance payments to our vendors; advance payments from our customers; amounts payable by us to various governmental authorities for indirect taxes; and other accrued expenses.

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

Our DSO, based on the most recent quarter’s sales as at March 31, 2011 and 2010, were 79 days and 66 days, respectively. The following contributed to the increase in our DSO during this period:

•

increased sales during the quarter ended March 31, 2011, particularly from launches of new products in North America (the United States and Canada), which resulted in accounts receivable arising from such sales remaining outstanding as of March 31, 2011. During the year ended March 31, 2011, we launched 11 new products, with some of the key ones being: amlodipine benazapril, tacrolimus, lansoprazole, fexofenadine pseudoephedrine (180/240 mg) and zafirlukast. Fexofenadine-pseudoephedrine (180/240 mg) was launched by us on January 31, 2011 after the District Court of New Jersey lifted a preliminary injunction previously granted to Sanofi-Aventis. A substantial portion of the sales impact of such launches occurred during the quarter ended March 31, 2011; and

•

the credit period for our sales in North America (the United States and Canada) ranged from 60 to 90 days, which was longer than the credit period for our sales in many other geographic territories. The increase in the proportion of receivables from sales in North America during the last quarter of the year ended March 31, 2011 therefore increased the average credit period on our receivables and, as a result, our DSO.

Cash Flow from Investing Activities

Our net cash used in investing activities during the year ended March 31, 2012 was 18,665 million, as compared to 8,658 million and 6,998 million during the years ended March 31, 2011 and 2010, respectively.

Our net cash used in investing activities increased significantly during the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily due to the following reasons:

•

during the year ended March 31, 2012, we increased our investments in bank certificates of deposit (“CDs”), generally maturing between 3 months and 12 months from the date of investment. The purchase of these CDs was funded largely from the proceeds of the long term borrowings incurred by us during the year ended March 31, 2012. We invested a net amount of 10,576 million in CDs and other highly liquid investments during the year ended March 31, 2012, as compared to net proceeds of 3,642 million realized from such investments during the year ended March 31, 2011.

Such increase in investments during the year ended March 31, 2012 was partly offset by reduction in investments on account of the following:

•

cash outflows for investments in property, plant and equipment for the year ended March 31, 2011 were significantly higher as compared to the year ended March 31, 2012. We made investments of 9,066 million in the year ended March 31, 2011 in line with our capacity expansion plans and establishment of new production facilities. Comparatively, in the year ended March 31, 2012, our investments in property, plant and equipment were 6,857 million; and

•

there were no expenditures for business acquisitions during the year ended March 31, 2012. During the year ended March 31, 2011, we paid cash of 1,169 million for our acquisition from GlaxoSmithKline plc and Glaxo Group Limited (collectively, “GSK”) of its penicillin-based antibiotics manufacturing facility in Bristol, Tennessee, United States, the product rights for the Augmentin® (branded and generic) and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw material and finished goods inventory associated with Augmentin®, and certain transitional services from GSK.

Our net cash used in investing activities increased during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to the following reasons:

•

cash paid for our acquisition from GSK of its penicillin-based antibiotics manufacturing facility in Bristol, Tennessee, United States, the product rights for the Augmentin® (branded and generic) and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw material and finished goods inventory associated with Augmentin®, and certain transitional services from GSK, all for a total consideration of 1,169 million. There were no expenditures for business acquisitions during the year ended March 31, 2010;

•

cash outflows for investments in property, plant and equipment for the year ended March 31, 2011 were 9,066 million, an increase of 4,937 million as compared to our investments in the year ended March 31, 2010. Increased investments in property, plant and equipment during the year ended March 31, 2011 was in line with our capacity expansion plans and establishment of new production facilities;

•

the cash payment of 2,530 million to the beneficial owners of I-VEN Pharma Capital Limited (“I-VEN”) for settlement of the payment due in respect of our exercise of the portfolio termination value option under our research and development agreement with I-VEN (as further described in Note 21 in the consolidated financial statements); and

•	the above mentioned cash outflows were partially offset by an increased cash inflow on account of sale of investments amounting to 6,651 million.

Cash Flows from Financing Activities

Our net cash inflow as a result of financing activities was 3,735 million during the year ended March 31, 2012, as compared to a net cash outflow as a result of financing activities of 377 million and 5,307 million during the years ended March 31, 2011 and 2010, respectively.

The following highlights the reasons for net cash inflows of 3,735 million during the year ended March 31, 2012 as compared to net cash outflows of 377 million during the year ended March 31, 2011:

•

we had net long term borrowings of 10,704 million during the year ended March 31, 2012, as compared to net repayment of long term borrowings of 8,942 million during the year ended March 31, 2011. We initiated a long term borrowing during the year ended March 31, 2012 to repay some of our short term borrowings as well as to meet our near term capital expenditure plans. The repayment during the year ended March 31, 2011 was of the long term loan taken to fund our acquisition of betapharm in Germany; and

•

we had net short term borrowing repayments of 3,650 million during the year ended March 31, 2012 as compared to net short term borrowings of 12,541 million during the year ended March 31, 2011. We repaid part of our short term borrowings during the year ended March 31, 2012 from the proceeds of our long term borrowings incurred during such year. The increase in short term borrowings during the year ended March 31, 2011 was for our working capital needs and for re-payment of the aforementioned long term loan taken to fund our acquisition of betapharm.

The decrease in net cash outflow from financing activities during the year ended March 31, 2011, as compared to the year ended March 31, 2010, was primarily due to:

•

a 12,541 million increase in short term borrowings during the year ended March 31, 2011, as compared to a decrease of 83 million during the year ended March 31, 2010. The increase in short term borrowings was for our working capital needs and for re-payment of the betapharm acquisition loan;

•	such increase in short term borrowings was offset by increases in cash outflow due to the repayment of 5,463 million of the betapharm acquisition loan; and

•	a cash amount of 525 million paid to acquire the remaining 40% non-controlling interest in our subsidiary, Dr. Reddy’s Laboratories (Proprietary) Limited, during the year ended March 31, 2011.

Principal obligations

The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2012:

	Payments due by period
				More
		Less than		than
Financial Contractual Obligations	Total	1 year	1-5 years	5 years
		( in millions)
Short-term borrowings from banks	15,844	15,844	—	—
Long term debt
Bonus debentures	5,078	—	5,078	—
Foreign currency loan	11,193	—	11,193	—
Total obligations	32,115	15,844	16,271	—

Annual rate of interest

Short term borrowings

	As at March 31, 2012
	Outstanding balance	Weighted average interest rate	Average amount outstanding	Maximum amount outstanding
	(All amounts in millions)
Packing credit foreign currency borrowings	9,322	LIBOR+ 100 to 150 bps	8,462	10,695
Borrowings on transfer of receivables	881	7.75%	1,021	1,729
Other foreign currency borrowings	5,641	LIBOR+125 bps EURIBOR + 135 bps 8.35% to 20%	11,088	15,781
Rupee borrowings	—	8.75%	467	950

	As at March 31, 2011
	Outstanding balance	Weighted average interest rate	Average amount outstanding	Maximum amount outstanding
	(All amounts in millions)
Packing credit foreign currency borrowings	8,417	LIBOR + 50 to 175 bps	5,955	8,089
Borrowings on transfer of receivables	825	LIBOR + 75 to 100 bps	387	978
Other foreign currency borrowings	8,097	LIBOR + 100 to 175 bps EURIBOR + 50 to 100 bps 5% to 8%	6,067	8,971
Rupee borrowings	950	8.75%	238	950

Long term borrowings

As at March 31, 2012
Bonus debentures	9.25%
Foreign currency borrowings	LIBOR+145 bps

Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances.

The maturities of our short-term borrowings from banks vary from one month to twelve months. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.

Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Euros, Russian roubles, South African rand and Swiss francs.

As of March 31, 2012 and 2011, we had committed to spend approximately 2,351 million and 3,459 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our long term borrowings.

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

•

Pharmaceutical Services and Active Ingredients, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients and intermediates (“API”) for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical line of business, where we continue to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain—from discovery all the way to the market.

•

Proprietary Products, where we are actively pursuing discovery and development of new molecules, sometimes referred to as a “new chemical entity” or “NCE”, and differentiated formulations. Our business model focuses on building a pipeline in Pain, Dermatology and Infectious diseases.

In the years ended March 31, 2012, 2011 and 2010, we expended 5,911 million, 5,060 million and 3,793 million, respectively, on research and development activities.

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2012, we had registered more than 640 trademarks with the Registrar of Trademarks in India. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period ( in millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	639	236	277	126	—
Capital lease obligations	291	31	27	23	210
Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)	2,351	2,351	—	—	—
Short-term debt	15,844	15,844	—	—	—
Long term debt obligations	16,271	—	7,876	8,395	—
Estimated interest payable on long-term debt (2)	1,746	695	903	148	—
Post retirement benefits obligations (3)	1,308	100	199	244	765

Total contractual obligations	38,450	19,257	9,282	8,936	975

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds, and proceeds from long term borrowings.
(2)

Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2012 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

5.G. Safe harbor

See page 2.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2012 was as follows:

Directors

Name(1)	Age (in yrs)	Position

Dr. K. Anji Reddy(2)	73	Chairman
Mr. G.V. Prasad(2),(3)	52	Chief Executive Officer and Vice Chairman
Mr. Satish Reddy(2),(4)	45	Chief Operating Officer and Managing Director
Mr. Anupam Puri	66	Director
Dr. J.P. Moreau	64	Director
Ms. Kalpana Morparia	63	Director
Dr. Omkar Goswami	55	Director
Mr. Ravi Bhoothalingam	66	Director
Dr. Bruce L. A. Carter	69	Director
Dr. Ashok S. Ganguly	77	Director
Mr. Sridar Iyengar(5)	64	Director

(1)	Except for Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Son-in-law of Dr. K. Anji Reddy.
(4)	Son of Dr. K. Anji Reddy.
(5)	Mr. Sridar Iyengar joined as a member of our Board of Directors effective August 22, 2011.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2012, the Management Council consisted of:

Name and Designation	Education/ Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment

G.V. Prasad(1) Vice Chairman and Chief Executive Officer	B. Sc.(Chem. Eng.), M.S. (Indl. Admn.)	52	28	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Satish Reddy(2) Managing Director and Chief Operating Officer	B. Tech., M.S. (Medicinal Chemistry)	45	20	January 18, 1993	Director, Globe Organics Limited

Abhijit Mukherjee President — Global Generics	B. Tech. (Chem.)	54	32	January 15, 2003	President, Atul Limited

Amit Patel Executive Vice President and Head — North America Generics	B.A.S, BS (Eco), MBA	37	14	August 6, 2003	V P Corporate Development, CTIS Inc

Dr. Cartikeya Reddy Senior Vice President and Head – Biologics	B. Tech, M.S., Ph.D.	42	21	July 20, 2004	Senior Engineer, Genetech Inc.

Saumen Chakraborty President and Global Head — Quality, HR and IT	B.Sc. (H), PGDM	51	28	July 2, 2001	Vice President, Tecumseh Products India Private Limited

Umang Vohra Executive Vice President and Chief Financial Officer	B.E., MBA	41	17	February 18, 2002	Manager, Pepsico India

Dr. Raghav Chari Senior Vice President — Proprietary Products	M.S. (Physics), Ph.D.	42	15	September 25, 2006	Head Corporate Strategy, NPS Pharmaceuticals Limited

Dr. R. Ananthanarayanan President, Pharmaceutical Services and Active Ingredients	B. Pharm., Ph.D.	47	24	August 6, 2010	President, Aurosource, USA

M.V. Ramana Senior Vice President and Head — Emerging Markets, Global Generics	MBA	44	19	October 15, 1992	—

Samiran Das Executive Vice President and Head — Global Formulations Technical Operations and Global Generics Portfolio Management	B. Tech (Mech.)	52	30	June 15, 2011	Executive Director, Pepsico India

Dr. Amit Biswas Executive Vice President — Integrated Product Development Organization	B. Tech. (Chem.), Masters (Polymer Science), Ph.D.	52	23	July 12, 2011	Senior Vice President, Reliance Industries Limited

(1)	Son-in-law of Dr. K. Anji Reddy.
(2)	Son of Dr. K. Anji Reddy.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies — Directors

Dr. K. Anji Reddy is our founder and Chairman of our Board of Directors. He is also the founder of Dr. Reddy’s Research Foundation and Dr. Reddy’s Foundation for Human and Social Development. He has a Bachelor of Science degree in Technology of Pharmaceuticals and Fine Chemicals from the University of Bombay and a Ph.D. in Chemical Engineering from National Chemical Laboratories, Pune. He has six years experience with Indian Drugs and Pharmaceuticals Limited in the manufacturing and implementation of new technologies in bulk drugs. He is a member of the Board of Trade as well as the Prime Minister’s Task force on pharmaceuticals and knowledge-based industries. The Government of India bestowed, two of India’s prestigious civilian honors upon him, the “Padma Shri” in 2001 and the “Padma Bhusan” in 2011 for his distinguished service in the field of trade and commerce. In addition to positions held in our subsidiaries and joint ventures, he is a Director in Green Park Hotels and Resorts Limited (formerly known as Diana Hotels Limited), Araku Originals Limited and Pathenco APS.

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Vice-Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. He is also an active member of several associations including the National Committee on Drugs and Pharmaceuticals. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Green Park Hotels and Resorts Limited (formerly known as Diana Hotels Limited), Infotech Enterprises Limited and Acumen Fund in the United States of America.

Mr. Satish Reddy is a member of our Board of Directors and serves as our Managing Director and Chief Operating Officer. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of GreenPark Hotels and Resorts Limited (formerly known as Diana Hotels Limited).

Mr. Anupam Puri has been a member of our Board of Directors since 2002. He retired from McKinsey and Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey and Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Board of Directors of Mahindra and Mahindra Limited, Tech Mahindra Limited, Mumbai Mantra Media Limited and our subsidiary Dr. Reddy’s Laboratories Inc. in the United States of America.

Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Infosys Limited, DSP BlackRock Investment Managers Pvt. Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Max New York Life Insurance Company Limited, Godrej Consumer Products Limited, Cairn India Limited, Max India Limited and Avantha Power and Infrastructure Limited.

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

Dr. J.P. Moreau joined our Board as a member on May 18, 2007. In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, Massachusetts, and was its President and Chief Executive Officer. Prior to that, he worked as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he was responsible for the Group’s research and development programs in Paris, London, Barcelona and Boston. He was a Vice-President, Research of IPSEN Group from April 1994, and had been a member of its Executive Committee. Dr. Moreau has a degree in chemistry from the University of Orléans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as an inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides. He is also a Director on the Board of Mulleris Therapeutics Inc. in the United States of America.

Ms. Kalpana Morparia joined our Board as a member on June 5, 2007. Ms. Morparia is Chief Executive Officer of J.P. Morgan India. Ms. Morparia leads the Business Groups (Investment Banking, Asset Management, Treasury Services and Principal Investment Management) and Service Groups (Global Research, Finance, Technology and Operations) in India. Ms. Morparia is a member of J.P. Morgan’s global strategy team headquartered in New York, and is one of the key drivers of J.P. Morgan’s international expansion initiative. Prior to becoming Chief Executive Officer of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Board of ICICI Group. She was a Joint Managing Director of ICICI Group from 2001 to 2007. Ms. Morparia has also served as Chief Strategy and Communications Officer—ICICI Group. Ms. Morparia has been with the ICICI Group since 1975. A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. Ms. Morparia was named one of “The 50 Most Powerful Women in International Business” by Fortune magazine in 2008 and one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in the years 2004, 2005, 2006 and 2008. Ms. Morparia was also named one of the “The 100 Most Powerful Women” by Forbes Magazine in 2006. She also serves on the Board of Bennett, Coleman and Co. Limited, CMC Limited, J.P. Morgan Services India Private Limited, J.P. Morgan Asset Management India Private Limited, and Philip Morris International Inc. in the United States of America, and also serves a member on the Board of Governors of Bharati Foundation.

Dr. Bruce L.A. Carter joined our Board as a member on July 21, 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle and Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Board of Directors of QLT Inc. in Canada, TB Alliance in the United States of America, Immune Design Corp. in the United States of America and Xencur Inc. in the United States of America.

Dr. Ashok S. Ganguly joined our Board as a member on October 23, 2009. Dr. Ashok Ganguly is the Chairman of ABP Private Ltd. (formerly Ananda Bazar Patrika Group), and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. Dr. Ganguly’s principal professional career spanned 35 years with Unilever Plc/NV. He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and a member of the Unilever Board of Directors from 1990 to 1997 with responsibility for world-wide research and technology. He is a former member of the Board of British Airways Plc (1996-2005). He has served on several public bodies, the principal among them being as a member of the Science Advisory Council to the Prime Minister of India (1985-89) and the U.K. Advisory Board of Research Councils (1991-94). Currently, he is a member of the Prime Minister’s Council on Trade and Industry, Investment Commission and the India-U.S.A. CEO Council, set up by the Prime Minister of India and the President of the United States of America. He is also a member of the National Knowledge Commission to the Prime Minister. He is a recipient of the “Padma Bhushan” as well as the “Padma Vibhushan”, two of India’s prestigious civilian honors. At present he serves as a member of the Rajya Sabha, the upper house of the Parliament of India. Dr. Ganguly also serves as a non-executive director of Mahindra and Mahindra Limited, Wipro Limited, ABP Private Limited, and also serves as a member on the Advisory Board of Diageo India Pvt. Limited.

Mr. Sridar Iyengar joined our Board as a member on August 22, 2011. Mr. Sridar Iyengar is an independent mentor investor in early stage start- up companies. For more than 35 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a U.S. based non-profit organization. He is also an advisor to several venture and private equity funds in India. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Iyengar also serves as a non-executive director of Infosys Limited, Infosys BPO Limited, ICICI Bank Limited, Rediff.com Limited, Mahindra Holidays and Resorts India Limited, CL Educate Limited, ICICI Prudential Life Insurance Company Limited, Cleartrip Travel Services Private Limited, AverQ Inc., Kovair Software Inc., Rediff Holdings Inc., Cleartrip Inc., iYogi Limited, and also a member of TiE Silicon Valley Inc., a U.S. based non-profit organization.

Biographies—Executive Officers

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

Mr. Amit Patel is the Executive Vice President and head of our North America Generics business. He is responsible for executing our company’s strategic efforts in the North American generics market. Prior to joining us in 2003, Mr. Patel was co-founder and Chief Executive Officer of a healthcare services startup called MedOnTime that was later acquired by CTIS Inc., at which he served as Vice President of Corporate Development. Earlier, he was a strategy consultant with Marakon Associates where he focused on value-based management and mergers and acquisition. He received a Bachelor of Science degree in Economics from the Wharton School of Business at the University of Pennsylvania, a Bachelor of Applied Science degree in Systems Engineering from the Moore School at the University of Pennsylvania, and a Master of Business Administration degree from Harvard Business School.

Dr. Cartikeya Reddy is the Senior Vice President and head of our Biologics division, which focuses on the development of biosimilar molecules for the Indian and global markets. Prior to joining us in 2004, Mr. Reddy worked with Genentech Inc., where he was a Group Leader in the area of Cell Culture Process Development. Before that, he was with the Biotechnology Division of Bayer Corporation, where he successfully led teams in the areas of Bioprocess Development and pilot scale manufacturing. Mr. Reddy holds a Master of Science degree and Ph.D. in Chemical Engineering from the University of Illinois, Urbana-Champaign, and was a Visiting Scholar at the Massachusetts Institute of Technology in Cambridge, Massachusetts, United States of America. He also graduated with a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology in Chennai, India.

Mr. Saumen Chakraborty is the President and global head of our Quality, Human Resources and Information Technology functions. In this role, he is responsible for our Quality, Information Technology, Business Process Excellence, Human Resources and Corporate Communications functions. Prior to this role, he was head of the Global Generics Operations along with Integrated Product Development across the organization. Mr. Chakraborty joined us in 2001 as Global Chief of Human Resources. He later took over as Chief Financial Officer in 2006 and then became our President—Corporate and Global Generics Operations in early 2009. He has 27 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line manager, human resources and other positions, including Senior Manager (Finance and Accounts) in Eicher, and Vice President (Operations) in Tecumseh. He graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad.

Mr. Umang Vohra is the Executive Vice President and our Chief Financial Officer and has over 17 years of experience across various functions within finance, strategic planning and corporate development. He is responsible for managing our organization’s global finance functions including among others Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. He joined us in 2002, and has been part of several of our key initiatives like acquisitions, research and development, de-risking and partnering transactions, operational improvements and migration to IFRS in our accounting, governance and finance processes. Prior to joining us, Mr. Vohra worked with Eicher and PepsiCo India. Mr. Vohra has a bachelor’s degree in computer engineering and he holds an MBA with a specialization in Finance from TA Pai Institute of Management (TAPMI), India.

Dr. Raghav Chari is the Senior Vice President and head of our Proprietary Products segment and is responsible for developing a viable portfolio of products across our New Chemical Entities and Differentiated Formulations businesses. Dr. Chari joined us in 2006 as Vice President- Corporate Development for our New Chemical Entities and Specialty business and has helped shape our Proprietary Products business strategy while developing strong alliance platforms. He started his career with McKinsey and Company, where he spent several years as an Associate, Engagement Manager and finally Associate Principal in McKinsey’s Pharmaceuticals and Medical Products practice. After McKinsey, he took leadership roles in strategy and business development with several smaller biotech companies. Prior to joining us, he was the head of the Corporate Strategy function at NPS Pharmaceuticals. Dr. Chari is a graduate in Mathematics and Physics from the California Institute of Technology and holds a Ph.D. in Theoretical Physics from Princeton University.

Dr. R. Ananthanarayanan is the President—Pharmaceutical Services and Active Ingredients (PSAI). Prior to joining us, Dr. Ananthanarayanan was President—Custom Research and Development and Manufacturing Services (CRAMS)—Aurosource division for APIs and Finished Dosage of Aurobindo Pharma, New Jersey, USA. He was also a key leadership member on the Executive Management Committee at Piramal Healthcare Ltd. and was the President and Head of Pharma Solutions business. He worked with Piramal Healthcare for over 7 years and was involved since the inception of its Pharma Solutions business. Prior to joining Piramal Healthcare, Dr. Ananthanarayanan was Managing Director—Asia and Head of Global Sourcing for Galpharm International Ltd, a U.K. based manufacturer/distributor of specialty pharmaceuticals and baby products. He has over 20 years of experience in the pharmaceutical industry with specialization in research and development, manufacturing operations, regulatory affairs, quality assurance, business development, global strategic sourcing, and mergers and acquisitions. Dr. Ananthanarayanan received a Ph.D. in Pharmaceutical Technology and a Bachelor’s degree in Pharmaceutical Sciences from the University of Mumbai, India.

Mr. M.V. Ramana is the Senior Vice President and Head—Emerging Markets, Global Generics. He heads the Emerging Markets segment of our Global Generics business, focusing on all emerging markets outside of India. He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 19 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. In his most recent assignment, he served as the Region Head of the Russia and countries of the former soviet union operations. He holds a MBA degree from Osmania University, Hyderabad, India.

Mr. Samiran Das is the Executive Vice President—Global Formulations Technical Operations and Global Generics Portfolio Management. He joined us on June 15, 2011 and has diverse and rich experience in manufacturing across multiple sectors. Prior to joining us, he worked with Pepsico India as Executive Director, Technical Operations for Pepsico’s beverage business in the India region and was responsible for supply strategy and implementation, manufacturing footprint and expansion, quality assurance, safety, development of co-packing network, procurement and new product commercialization, and supply chain validation. At Pepsico, he was a member of the Regional Executive Committee and the Division Operations Leadership Council, with active involvement in Corporate Governance and Corporate Social Responsibility activities. Before that, he worked with companies like Union Carbide, ICI India, Hindustan Unilever, Godrej Pillsbury, Frito Lay India and D1-BP Fuel Crops India in different roles. He holds a Bachelors degree in Mechanical Engineering from the Indian Institute of Technology, Delhi, India.

Dr. Amit Biswas is the Executive Vice President—Integrated Product Development (IPDO). He joined us on July 12, 2011 and has 23 years of diverse and rich international experience, spanning academic and industrial research, product development, technical service and management of research and technology in the areas of commodity plastics, engineering polymers, high performance fibers, industrial/automotive coatings and alternate energy technologies. Prior to joining us, he worked with Reliance Industries Limited as Senior Vice President, Technology Services and Emerging Technologies—Reliance Technology Group and was responsible for design and implementation of Research and Technology Management processes, Business Transformation and Change Management, and interfacing with private/public institutions on Alternate Energy Technologies. He is a Master Black Belt in Six Sigma (GE Certification). Recently, he was made an Adjunct Professor at the IIT Bombay Centre for Research in Nano-technology and Science. He has 44 international publications, 3 book chapters and 4 patents. He holds a Ph.D. and Masters in Polymer Science from Case Western Reserve University, Ohio, USA and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology, Bombay, India.

6.B. Compensation

Directors’ compensation

Full-Time Directors. The compensation of our Chairman, Chief Executive Officer and Chief Operating Officer (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting along with the proposal for their appointment or re-appointment.

On July 21, 2011, our shareholders re-appointed Dr. K. Anji Reddy as Chairman effective as of July 13, 2011, and Mr. G.V. Prasad as Vice Chairman and Chief Executive Officer effective as of January 30, 2011. On July 24, 2007, our shareholders reappointed Mr. Satish Reddy as Managing Director and Chief Operating Officer effective as of October 1, 2007. On February 3, 2012, our Board of Directors re-appointed Mr. Satish Reddy as Managing Director and Chief Operating Officer effective October 1, 2012 subject to receiving our shareholders’ approval. Our Managing Director and Chief Operating Officer and Vice Chairman and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. Our Chairman is entitled to receive a maximum commission of up to 1.0% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The Nomination, Governance and Compensation Committee, which is entirely composed of independent directors, recommends the commission for our Chairman, Vice Chairman and Chief Executive Officer and Managing Director and Chief Operating Officer within the limits of 1%, 0.75% and 0.75%, respectively, of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.

Non-Full Time Directors. Each of our non-full time directors receives an attendance fee of 10,000 (U.S.$196.56) for every Board meeting and Board committee meeting they attend. In the year ended March 31, 2012, we paid an aggregate of 900,000 (U.S.$17,690.42) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2012 as provided in the table below.

For the year ended March 31, 2012, the directors were entitled to the following amounts as compensation:

	(Amounts in millions, except number of stock options)
Name of Directors	Attendance fees	Commission	Salary	Perquisites	Total	Number of Stock Options (1)

Dr. K. Anji Reddy	—	100	8	3	111	—

Mr. G.V. Prasad	—	73	6	2	81	—

Mr. Satish Reddy	—	73	3	3	79	—

Mr. Anupam Puri	*	7	—	—	7	2,400

Dr. J.P. Moreau	*	7	—	—	7	2,400

Ms. Kalpana Morparia	*	7	—	—	7	2,400

Dr. Omkar Goswami	*	7	—	—	8	2,400

Mr. Ravi Bhoothalingam	*	7	—	—	7	2,400

Dr. Bruce L. A. Carter	*	8	—	—	8	2,400

Dr. Ashok S. Ganguly	*	7	—	—	7	2,400

Mr. Sridar Iyengar	*	4	—	—	4	2,400

*

Attendance fees were paid only to non-full time directors and ranged from 70,000 to 160,000, depending upon their attendance in Board and committee meetings. As a result of rounding to the nearest million, such attendance fees do not appear in the above table.

(1)	The options granted to non-full time directors during the year ended March 31, 2012 have an exercise price of 5 per option, vest in one year, and expire five years from the date of vesting.

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

We also have two employee stock option schemes: the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007. The stock option schemes are applicable to all of our employees and directors, including employees and directors of our subsidiaries. The stock option schemes are not applicable to promoter directors, promoter employees and persons holding 2% or more of our outstanding share capital. The Nomination, Governance and Compensation Committee of the Board of Directors awards options pursuant to the stock option schemes based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.

Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid for services rendered to us for the year ended March 31, 2012 and stock options held by all of our other executive officers as of March 31, 2012:

Compensation for Executive Officers

Name	Compensation ( in millions)	No. of Options held	Fiscal Year Of Grant	Exercise Price ( )	Expiration Date (See note no.)
Abhijit Mukherjee	21.4	2,000	2009	5	(1)
		2,000	2010	5	(1)
		2,000	2010	5	(2)
		2,000	2011	5	(1)
		2,000	2011	5	(2)
		2,000	2011	5	(3)
		1,750	2012	5	(1)
		1,750	2012	5	(2)
		1,750	2012	5	(3)
		1,750	2012	5	(4)

Amit Patel	23.5	1,250	2009	5	(1)
		1,500	2010	5	(1)
		1,500	2010	5	(2)
		1,250	2011	5	(1)
		1,250	2011	5	(2)
		1,250	2011	5	(3)
		1,125	2012	5	(1)
		1,125	2012	5	(2)
		1,125	2012	5	(3)
		1,125	2012	5	(4)

Dr. Cartikeya Reddy	11.9	1,250	2009	5	(1)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,125	2011	5	(3)
		1,000	2012	5	(1)
		1,000	2012	5	(2)
		1,000	2012	5	(3)
		1,000	2012	5	(4)

Saumen Chakraborty	18.0	2,000	2009	5	(1)
		2,000	2010	5	(1)
		2,000	2010	5	(2)
		1,625	2011	5	(1)
		1,625	2011	5	(2)
		1,625	2011	5	(3)
		1,500	2012	5	(1)
		1,500	2012	5	(2)
		1,500	2012	5	(3)
		1,500	2012	5	(4)

Name	Compensation ( in millions)	No. of Options held	Fiscal Year Of Grant	Exercise Price ( )	Expiration Date (See note no.)
Umang Vohra	12.7	875	2009	5	(1)
		1,250	2010	5	(1)
		1,250	2010	5	(2)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,125	2011	5	(3)
		1,125	2012	5	(1)
		1,125	2012	5	(2)
		1,125	2012	5	(3)
		1,125	2012	5	(4)

Dr. Raghav Chari	22.5	750	2009	5	(1)
		1,000	2010	5	(1)
		1,000	2010	5	(2)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,125	2011	5	(3)
		1,000	2012	5	(1)
		1,000	2012	5	(2)
		1,000	2012	5	(3)
		1,000	2012	5	(4)

Dr. R. Ananthanarayanan	17.0	—	—	—	—
		875	2012	5	(1)
		875	2012	5	(2)
		875	2012	5	(3)
		875	2012	5	(4)

M.V. Ramana	13.4	750	2009	5	(1)
		875	2010	5	(1)
		875	2010	5	(2)
		750	2011	5	(1)
		750	2011	5	(2)
		750	2011	5	(3)
		650	2012	5	(1)
		650	2012	5	(2)
		650	2012	5	(3)
		650	2012	5	(4)

Samiran Das	10.5	—	—	—	—

Dr. Amit Biswas	6.1	—	—	—	—

K. B. Sankara Rao (Retired on January 31, 2012)	20.3	—	—	—	—

Vilas M. Dholye (Retired on September 16, 2011)	11.2	—	—	—	—

(1)	The expiration date is five years from the date of vesting. The options vest within one year as of March 31, 2012.
(2)	The expiration date is five years from the date of vesting. The options vest within two years as of March 31, 2012.
(3)	The expiration date is five years from the date of vesting. The options vest within three years as of March 31, 2012.
(4)	The expiration date is five years from the date of vesting. The options vest within four years as of March 31, 2012.

Retirement benefits.

We provide the following benefit plans to our employees:

Gratuity benefits: In accordance with applicable Indian laws, we provide for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, at an amount based on the respective employee’s last drawn salary and the years of employment with us. Effective September 1, 1999, we established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liability with regard to the Gratuity Plan is determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by Indian law and generally consist of federal and state Indian Government bonds and the debt instruments of Indian Government-owned corporations.

The net periodic benefit costs recognized by us were 69 million and 86 million during the years ended March 31, 2011 and 2012, respectively.

Superannuation benefits. Our senior officers participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed 49 million and 52 million to the superannuation plan during the years ended March 31, 2011 and 2012, respectively.

Provident fund benefits. All employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed 258 million and 289 million to the provident fund plan during the years ended March 31, 2011 and 2012, respectively.

401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed 70 million and 75 million to this 401(k) retirement savings plan for the years ended March 31, 2011 and 2012, respectively.

National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed 80 million and 101 million to the U.K. National Insurance scheme during the years ended March 31, 2011 and 2012, respectively.

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

Long service benefit recognition. During the year ended March 31, 2010 we introduced a post-employment defined benefit scheme under which all eligible employees of our parent company who completed a specified service tenure with our parent company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with our parent company. We have valued the liability associated with this scheme through an independent actuary. During the years ended March 31, 2011 and 2012, we recorded an expense of 10 million and 15 million, respectively, under the scheme.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2012, we had eleven directors on our Board, of which eight were non-full time independent directors.

The Companies Act, 1956 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation. At every annual general meeting, one-third of the directors who are subject to re-election must retire and, if eligible for re-election, may be reappointed at the annual general meeting.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Dr. K. Anji Reddy (1)	July 12, 2016	5 years	28 years

Mr. Satish Reddy (1) (4)	September 30, 2017	5 years	19 years

Mr. G.V. Prasad (1)	January 29, 2016	5 years	26 years

Mr. Anupam Puri (2) (3)	Retirement by rotation	Due for retirement by rotation in 2014	10 years

Dr. J. P. Moreau (2)	Retirement by rotation	Due for retirement by rotation in 2013	5 years

Ms. Kalpana Morparia (2)	Retirement by rotation	Due for retirement by rotation in 2014	5 years

Dr. Omkar Goswami (2)	Retirement by rotation	Due for retirement by rotation in 2012	11.5 years

Mr. Ravi Bhoothalingam (2)	Retirement by rotation	Due for retirement by rotation in 2012	11.5 years

Dr. Bruce L. A. Carter (2) (3)	Retirement by rotation	Due for retirement by rotation in 2015	4 years

Dr. Ashok S. Ganguly (2)	Retirement by rotation	Due for retirement by rotation in 2013	2.5 years

Mr. Sridar Iyengar (2) (5)	Retirement by rotation	Due for retirement by rotation in 2015	1 year

(1)	Full time director.
(2)	Non-full time independent director.
(3)	Reappointed at the 27th Annual General Meeting of Shareholders held on July 21, 2011.
(4)

Reappointed by the Board of Directors at their meeting held on February 3, 2012, for a further period of five years, subject to approval of our shareholders at their next annual general meeting scheduled on July 20, 2012.

(5)	Mr. Sridar Iyengar Joined as a member of our Board of Directors effective August 22, 2011.

The terms of the contracts with our full-time directors are also disclosed to all of our shareholders in the notice of the general meeting. The directors are not eligible for any termination benefit on the termination of their tenure with us.

Committees of the Board

Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had seven Board-level Committees as of March 31, 2012:

•	Audit Committee.

•	Nomination, Governance and Compensation Committee.

•	Science, Technology and Operations Committee.

•	Risk Management Committee.

•	Shareholders’ Grievance Committee.

•	Management Committee.

•	Investment Committee.

We have adopted charters for our Audit Committee, Nomination, Governance and Compensation Committee, Science, Technology and Operations Committee, Risk Management Committee and Shareholders’ Grievance Committee, formalizing the applicable committee’s procedures and duties. Each of these charters is available on our website at www.drreddys.com/aboutus/committees-of-the-board.html.

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

The Audit Committee consists of the following four non-full time, independent directors:

•	Dr. Omkar Goswami (Chairman);

•	Ms. Kalpana Morparia;

•	Mr. Ravi Bhoothalingam; and

•	Mr. Sridar Iyengar (Effective August 22, 2011).

Our Company Secretary is the Secretary of the Audit Committee. This Committee met on four occasions during the year ended March 31, 2012. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

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

Nomination, Governance and Compensation Committee. The primary functions of the Nomination, Governance and Compensation Committee are to:

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

The Corporate Officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met five times during the year ended March 31, 2012.

Science, Technology and Operations Committee. The primary functions of the Science, Technology and Operations Committee are to:

•

Advise the Board and our management on scientific, medical and technical matters and operations involving our development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;

•

Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure we make well-informed choices in committing its resources;

•	Assist the Board and our management in creation of valuable intellectual property;

•	Review the status of non-infringement patent challenges; and

•	Assist the Board and our management in building and nurturing science in our organization in accordance with our business strategy.

The Science, Technology and Operations Committee consists of the following non-full time, independent directors:

•	Dr. Ashok S. Ganguly (Chairman);

•	Mr. Anupam Puri;

•	Dr. Bruce L.A. Carter; and

•	Dr. J.P. Moreau.

The Corporate Officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2012.

Risk Management Committee. The primary function of the Risk Management Committee is to:

•	Ensure that it is apprised of the most significant risks along with the action management is taking and how it is ensuring effective Enterprise Risk Management;

•	Discuss with senior management our Enterprise Risk Management and provide oversight as may be needed; and

•	Review risk disclosure statements in any public documents or disclosures.

The Risk Management Committee consists of the following non-full time, independent directors:

•	Dr. Bruce L.A. Carter (Chairman);

•	Dr. J.P. Moreau;

•	Dr. Omkar Goswami; and

•	Mr. Sridar Iyengar (effective August 22, 2011).

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met on three occasions during the year ended March 31, 2012.

6.D. Employees

The following table sets forth the number of our employees as at March 31, 2012, 2011 and 2010.

	As at March 31, 2012
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	6,100	269	92	100	6,561
Sales and marketing(2)	3,656	109	87	980	4,832
Research and development	1,306	12	42	586	1,946
Others(3)	1,131	82	145	503	1,861

Total	12,193	472	366	2,169	15,200

	As at March 31, 2011
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	5,896	232	74	96	6,298
Sales and marketing(2)	3,460	119	88	1,180	4,847
Research and development	1,356	8	30	534	1,928
Others(3)	1,179	61	159	451	1,850

Total	11,891	420	351	2,261	14,923

	As at March 31, 2010
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	5,413	163	53	111	5,740
Sales and marketing(2)	3,212	102	88	661	4,063
Research and development	1,305	6	27	448	1,786
Others(3)	1,069	44	231	522	1,866

Total	10,999	315	399	1,742	13,455

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes shared services, corporate business development and the intellectual property management team.

We have not experienced any material work stoppages in the years ended March 31, 2012 or 2011, and we consider our relationship with our employees and labor unions to be good. Approximately 7% of our employees belong to labor unions.

6.E. Share ownership

The following table sets forth, as of March 31, 2012 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

Name	No. of Shares Held (1), (3)	% of Outstanding Capital	No. of Options Held
Dr. K. Anji Reddy (2), (4)	—	—	—
Mr. G.V. Prasad (4)	1,365,840	0.81%	—
Mr. Satish Reddy (4)	1,205,832	0.71%	—
Mr. Anupam Puri (ADRs) (5)	16,498	0.01%	4,802
Dr. J.P.Moreau (ADRs) (5)	2,400	—	2,400
Dr. Omkar Goswami (5)	20,400	0.01%	2,400
Ms. Kalpana Morparia (5)	8,400	—	2,400
Mr. Ravi Bhoothalingam (5)	20,400	0.01%	2,400
Dr. Bruce L.A. Carter (ADRs) (5)	9,400	—	2,400
Dr. Ashok S. Ganguly (5)	2,400	—	2,400
Mr. Sridar Iyengar	—	—	—
Abhijit Mukherjee	21,093	0.01%	19,000
Amit Patel	—	—	12,500
Cartikeya Reddy	4,625	—	11,125
R. Ananthanarayanan	—	—	3500
Saumen Chakraborty	24,884	0.01%	16,875
Umang Vohra	7,440	—	11,250
Dr. Raghav Chari	—	—	10,125
Mr. M.V. Ramana	16,046	0.01%	7,350
Mr. Samiran Das	—	—	—
Dr. Amit Biswas	—	—	—

(1)	Shares held in their individual name only.
(2)	Does not include shares held beneficially. See Item 7.A. for beneficial ownership of shares by this individual.
(3)	All shares have voting rights.
(4)	Not eligible for grant of stock options.
(5)

These options were granted in the years ended March 31, 2010, 2011 and 2012 with an exercise price of 5 each. These options vests at the end of one year from the date of grant and expire at the end of five years from the date of vesting.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. During the year ended March 31, 2012, options to purchase ordinary shares and ADSs were awarded to various executive officers and directors under these two plans as follows: an aggregate of 318,580 options were granted having an average exercise price of 5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant (excluding the grants to Board members, which vest in one year) provided for time-based vesting in 25% increments over four years. As of March 31, 2012, options were outstanding under these two plans for an aggregate of approximately 761,055 shares and ADSs with an average exercise price of 5 per share or ADS and approximately 11,000 shares and ADSs with an average exercise price of 441 per share or ADS.

For the years ended March 31, 2012 and 2011, 326 million and 265 million, respectively, has been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2012, there was approximately 268 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.77 years.

For further information regarding our options and stock option incentive plans, see Note 20 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2012, a total of 25.61% of our equity shares were held by the following parties:

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

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2012:

	Equity Shares Beneficially Owned (1)
Name	Number of Shares	Percentage of Shares
Dr. K. Anji Reddy (2)	39,729,284	23.43%
Mr. G.V. Prasad	1,365,840	0.81%
Mr. Satish Reddy	1,205,832	0.71%
Family Members	1,116,856	0.66%

Subtotal	43,417,812	25.61%
Others/public float	126,142,534	74.39%

Total number of shares outstanding	169,560,346	100.00%

(1)

Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provides that shares are beneficially owned by any person who has voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)

Dr. Reddy’s Holdings Limited owns 39,729,284 of our equity shares. Dr. K. Anji Reddy owns 40% of Dr. Reddy’s Holdings Limited. The remainder is owned by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members. The entire amount beneficially owned by Dr. Reddy’s Holdings Limited is included in the amount shown as beneficially owned by Dr. K. Anji Reddy. An aggregate of 2,100,000 of such equity shares held by Dr. Reddy’s Holdings Limited were held under pledge and were released on August 5, 2011.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2012		March 31, 2011		March 31, 2010
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited	39,729,284	23.43%	39,128,328	23.12%	39,128,328	23.17%

Life Insurance Corporation of India	11,439,458	6.75%	13,579,378	8.02%	18,871,794	11.18%

As of March 31, 2012, we had 169,560,346 outstanding equity shares. As of March 31, 2012, there were 74,670 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of 5 par value per share. As of March 31, 2012, 16.82% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2012 we had approximately 15,858 ADS holders of record in the United States.

7.B. Related party transactions

We have entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for processing services of raw materials and intermediates;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for packaging services for formulation products;

•	Ecologics Technologies Ltd. for analytical services;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

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

We have also entered into cancellable operating lease transactions with our directors and their relatives. The following is a summary of significant related party transactions:

	Year Ended March 31,
	2012	2011	2010
	(Amounts in millions)
Purchases from significant interest entities(1)	1,020	486	275
Sales to significant interest entities	640	391	156
Services to significant interest entities	1	—	4
Contribution to significant interest entities towards social development and research and development	127	125	151
Hotel expenses paid to significant interest entities	19	20	13
Advances paid to significant interest entities for purchase of land	—	—	367
Short term loan taken and repaid to significant interest entities	—	—	—
Interest paid on loan taken from significant interest entities	—	—	—
Lease rental paid to key management personnel and their relatives	31	29	27

(1)

This does not include amounts paid as at March 31, 2012, 2011 and 2010 of 0 million, 0 million and 1,447 million, respectively, as advances towards the purchase of land from significant interest entities, which has been recorded under capital work-in-progress in our statement of financial position. As at March 31, 2010, we had advanced 1,447 million for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in our audited consolidated financial statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010. During the year ended March 31, 2011, we completed the acquisition of this special purpose entity and therefore obtained control over the land. Consequently, an amount of 1,447 million has been classified out of “capital work-in-progress” and included as cost of land acquired as at March 31, 2011.

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

•	During the year ended March 31, 2010, we purchased land from a significant interest entity for a purchase price of 21 million.

We have the following amounts due from related parties:

	As at March 31,
	2012	2011
	(Amount in millions)
Significant interest entities(1)	214	114
Key management personnel	5	5

(1)	Primarily consists of trade receivables for sales of our products in the ordinary course of business.

We have the following amounts due to related parties:

	As at March 31,
	2012	2011
	(Amount in millions)
Significant interest entities	95	81
Key management personnel	0	1

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated statement of financial position as of March 31, 2012 and 2011

•	Consolidated income statement for the years ended March 31, 2012, 2011 and 2010

•	Consolidated statement of comprehensive income/(loss) for the years ended March 31, 2012, 2011 and 2010

•	Consolidated statement of changes in equity for the years ended March 31, 2012, 2011 and 2010

•	Consolidated cash flow statement for the years ended March 31, 2012, 2011 and 2010

•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2012, our export revenues (i.e., revenues from all geographies other than India) were 80,219 million, and accounted for 83% of our total revenues.

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

Product and patent related matters

Norfloxacin litigation

We manufacture and distribute Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, we filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in our favor; however it subsequently dismissed the case in April 2004. We filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, we appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, we received a notice from the Government of India demanding the recovery of the price charged by us for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 million including interest thereon. We filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing us to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77 million. We deposited this amount with the Government of India in November 2005 and are awaiting the outcome of our appeal with the Supreme Court. In February 2008, the High Court directed us to deposit an additional amount of 30 million, which was deposited by us in March 2008. Additionally in November 2010, the High Court allowed our application to include additional legal grounds that we believe will strengthen our defence against the demand. For example, we have added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. Based on our best estimate, we have recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order, and believe that possibility of any liability that may arise on account of penalty on this demand is remote. In the event we are unsuccessful in our litigation in the Supreme Court, we will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

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

We utilize an internally developed polymorph and have not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to our receipt of the U.S. FDA approval in March 2010 for our ANDA relating to fexofenadine-pseudoephedrine higher strength (our generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against us in the District Court of New Jersey to withhold the launch of our generic product in the U.S. market, arguing that they were likely to prevail on their claim that we infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminary injunction against us. Sanofi-Aventis and AMR posted security of U.S.$40 million with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, we have not recorded any asset in our consolidated financial statements in connection with this product in the United States.

On January 28, 2011, the District Court of New Jersey ruled that, based on Sanofi-Aventis and AMR’s likely inability to prove infringement by our products, the preliminary injunction issued in June 2010 should be dissolved. Additionally, the court adopted our proposed claim construction for patent number 7,390,906. Aventis and AMR appealed the January 28, 2011 decisions of the District Court of New Jersey to the Federal Circuit of the United States Court of Appeals. We subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction was removed, all such sales are at risk pending final resolution of the litigation. Additionally, on April 27, 2011 a trial was held regarding two of the listed formulation patents 6,039,974 and 5,738,872 (on Allegra-D and Allegra-D12 products) that were asserted against us. We presented non-infringement and invalidity arguments for both and are awaiting a decision on this trial. In September 2011, Aventis withdrew its complaints regarding 7 of the 9 patents asserted against us, and thus only two of the patents (numbers 750,703 and 7,390,906) remain in dispute. In December 2011 and March 2012, the Federal Circuit of the U.S. Court of Appeals heard the arguments regarding the claim construction adopted by the District Court of New Jersey for patent number 7,390,906. We are awaiting the judgment from the Federal Circuit of the U.S. Court of Appeals. Subsequent to this, we expect to proceed to trial on the issues of infringement and validity.

If Aventis and AMR are ultimately successful in their allegations of patent infringement, we might be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by us, and could also be prohibited from selling these products in the future.

Oxycodon, Germany litigation

Since 2007, we have sold “Oxycodon beta” (generic oxycontin) in Germany pursuant to a license and supply arrangement with Acino Holding Ltd. (formerly Cimex) (“Acino”). Since April 2007, there had been ongoing patent infringement litigation among Mundipharma International (“Mundipharma”), the innovator of generic oxycontin, and Acino and certain of its licensees of generic oxycontin. In January 2011, Mundipharma initiated a separate (secondary) legal action against us. We also signed a cost sharing agreement under which Acino agreed to share a portion of the losses resulting from any Mundipharma damage claim. In August 2011, Acino and Mundipharma entered into a settlement agreement for all patent litigation with respect to Acino’s oxycodone product and Mundipharma’s patents. As a result of this settlement agreement, all legal proceedings concerning Acino’s oxycodone product in Europe have been discontinued by all parties involved, and we are allowed to continue selling the oxycodone product in Germany.

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

For the preceding reasons, we are exposed to potential damages in an amount that may equal our profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa® was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on July 21, 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa® patent invalid. Eli Lilly has filed an appeal to this decision. Pending resolution of such appeal, we continue to sell the product to Pharmascience and remain exposed to potential damages in an amount that may equal our profit share derived from sale of the product.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. We have been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 million per acre for dry land and 1.70 million per acre for wet land. Accordingly, we have paid a total compensation of 3 million. The matter is pending in the courts and we believe that the possibility of additional liability is remote. We would not be able to recover the compensation paid, even if the decision of the court is in our favor.

Water pollution and air pollution

During the year ended March 31, 2012, we, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against us for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to us to (i) stop production of all new products at our manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) not manufacture products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totaling to 12.5 million.

We appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting us to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring us not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of our bank guarantee required by the APP Control Board to 6.25 million.

We have challenged the jurisdiction of APP Control Board in imposing restrictions on manufacturing, both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities respectively.

A fact finding committee (the “APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by us. Pursuant to such orders, the APP Committee visited our premises in April 2012 and filed its report with the APP Appellate Board on June 23, 2012. The matter is pending before the APP Appellate Board for further hearing based on the APP Committee’s report.

In the first week of July 2012, the APP Control Board has issued further show cause notices and requested further information from some of the manufacturing companies located around Hyderabad and Visakhapatnam. We have also been requested to provide additional data and information and we have complied with the same. We are awaiting a response from the APP Control Board.

Indirect tax related matters

Assessable value of products supplied by a vendor

During the year ended March 31, 2003, the Central Excise Authorities of India issued a demand notice to one of our vendors regarding the assessable value of products supplied by this vendor to us. We have been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of 176 million from the vendor, including penalties of 90 million. Through the same notice, the Authorities issued a penalty claim of 70 million against us. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding 226 million from the vendor, including a penalty of 51 million. Through the same notice, the Authorities issued a penalty claim of 7 million against us. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding 34 million. We have filed appeals against these notices. In August and September 2006, we attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in our favor setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to us objecting to our methodology of distributing input service tax credits claimed for one of our facilities during the period of March 2008 to September 2009, and demanded an amount of 102 million plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding an amount of 102 million plus a 100% penalty and interest thereon. We have filed an appeal with the CESTAT against the Central Excise Commissioner’s order, and await a hearing before the CESTAT.

Furthermore, during the year ended March 31, 2012, the Commissioner issued an additional show cause notice to us demanding an amount of 125 million plus interest and penalties pertaining to our methodology of distributing input service tax credits claimed for one of our facilities during the period of October 2009 to March 2011. We have responded to such show cause notice and are currently awaiting a hearing with the Central Excise Commissioner.

Regulatory matters

In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to our U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”) In March 2008, the Attorney General of the State of Michigan and two other states issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. On July 8, 2011, we were notified that the Attorneys Generals’ offices intended to conclude their respective investigations concerning us, and that we would be voluntarily dismissed without prejudice from the legal action. We have been discharged from the investigation.

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

Dividend Policy

In the years ended March 31, 2010, 2011 and 2012, we paid cash dividends of 6.25, 11.25 and 11.25 respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 11, 2012, the Board of Directors proposed a dividend in the aggregate amount of 2,331 million (including an aggregate amount of 378 million to pay the dividend tax imposed on the distribution of such dividends), which would amount to a total dividend per share of 13.75. The Board’s dividend proposal is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

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

•	These bonus debentures have a maturity of 36 months, at which time we must redeem them for cash in an amount equal to the face value of 5 each, plus unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum, payable at the end of every 12, 24 and 36 months from the date of issue.

•	These bonus debentures were listed on stock exchanges in India so as to provide liquidity for the holders.

•	Issuance of these bonus debentures was treated as a “deemed dividend” under section 2 (22) (b) of the Indian Income Tax Act, 1961 and accordingly, we were required to pay a dividend distribution tax.

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

Further, the dividend distribution tax paid by us on behalf of the owners in the amount of 843 million has been recorded as part of a reduction from retained earnings in the consolidated statement of changes in equity for the year ended March 31, 2011. We have set aside a total amount of 865 million in debenture redemption reserves as of March 31, 2012 and have recorded such transfer in the consolidated statement of changes in equity.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of our ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under our scheme. Therefore, in accordance with the deposit agreement between us and the Depositary, the bonus debentures issuable in respect of the shares underlying our ADRs have been distributed to the Depositary, who sold such bonus debentures on April 8, 2011. The Depositary converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed all such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the Deposit Agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.

8.B. Significant changes

Collaboration agreement with Merck Serono

During the three months ended June 30, 2012, we entered into a collaboration agreement with Merck Serono, a division of Merck KGaA, Darmstadt, Germany, to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies (MAbs). The partnership covers co-development, manufacturing and commercialization of the molecules included in the agreement. The agreement is based on full research and development cost sharing. Merck Serono will undertake commercialization globally, outside the United States, with the exception of select emerging markets that will be co-exclusive or where we maintain exclusive rights. We will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

Discontinuation of development of Terbinafine nail lacquer

During the three months ended June 30, 2012, we discontinued our research on terbinafine nail lacquer, a dermatology product, because the interim analysis of the blinded clinical trial data showed a lack of efficacy.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Information Regarding Price History

The following tables set forth the price history for our shares on the Bombay Stock Exchange Limited, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Year	Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High ( )	Low ( )	High (U.S.$)	Low (U.S.$)
2012	1,770.80	1,387.00	39.37	28.75
2011	1,855.00	1,160.00	41.80	24.17
2010	1,317.90	476.10	29.23	9.17
2009	739.00	357.00	16.95	7.27
2008	760.00	501.00	18.66	13.07

	BSE		NYSE
	Price Per Equity Share		Price Per ADS
Quarter Ended	High ( )	Low ( )	High (U.S.$)	Low (U.S.$)
June 30, 2010	1,515.00	1,160.00	33.14	24.17
September 30, 2010	1,558.00	1,304.50	33.59	27.55
December 31, 2010	1,855.00	1,445.00	41.80	32.92
March 31, 2011	1,728.90	1,451.25	38.10	32.58
June 30, 2011	1,716.00	1,483.10	39.37	32.84
September 30, 2011	1,650.00	1,387.00	36.38	29.08
December 31, 2011	1,678.55	1,443.70	34.62	28.75
March 31, 2012	1,770.80	1,535.15	34.88	29.53

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High ( )	Low ( )	High (U.S.$)	Low (U.S.$)
October 31, 2011	1,678.55	1,443.70	34.62	28.75
November 30, 2011	1,656.90	1,501.00	33.82	29.06
December 31, 2011	1,635.00	1,530.75	30.89	29.02
January 31, 2012	1,700.00	1,535.15	34.26	29.53
February 28, 2012	1,700.00	1,593.45	34.88	32.32
March 31, 2012	1,770.80	1,631.25	34.76	32.58

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

Markets on Which Our Debentures Trade

Effective as of April 7, 2011 our unsecured, redeemable, non-convertible, fully paid-up bonus debentures (as described in Section 8.A. above), are traded on the Indian Stock Exchanges. These bonus debentures are not registered in the United States and are publicly traded solely in India.

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

The Memorandum and Articles of Association were amended at the 17th Annual General Meeting held on September 24, 2001, 18th Annual General Meeting held on August 26, 2002, the 20th Annual General Meeting held on July 28, 2004 and the 22nd Annual General Meeting held on July 28, 2006. A full description of these amendments was given in the Form 20-F filed with the SEC on September 30, 2003, September 30, 2004 and October 2, 2006, which description is incorporated herein by reference. The Memorandum and Articles of Association were amended at the 22nd Annual General Meeting held on July 28, 2006 to increase the authorized share capital in connection with the stock split effected in the form of a stock dividend that occurred on August 30, 2006.

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

As of March 31, 2012, FIIs held 27.42% of our equity shares and NRIs held 1.48% of our equity shares.

In September 2011, the Securities and Exchange Board of India (“SEBI”) enacted the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “2011 Takeover Code”), which replaces the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Under the 2011 Takeover Code, upon acquisition of shares or voting rights in a publicly listed Indian company (the “target company”) such that the aggregate shareholding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in the target company, or acquires or agrees to acquire control over the target company, either alone or together with any persons acting in concert), is 5% or more of the shares of the target company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the target company to the target company and to the stock exchanges in which the shares of the target company are listed.

Furthermore, an acquirer who, together with persons acting in concert with such acquirer, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2% or more of the shares or voting rights of the target company to the target company and to the stock exchanges in which the shares of the target company are listed within two working days of such acquisition or sale or receipt of intimation of allotment of such shares.

Every acquirer, who together with persons acting in concert with such acquirer, holds shares or voting rights entitling such acquirer to exercise 25% or more of the voting rights in a target company, has to disclose to the target company and to stock exchanges in which the shares of the target company are listed, their aggregate shareholding and voting rights as of the thirty-first day of March, in such target company within seven working days from the end of the financial year of that company.

The acquisition of shares or voting rights that entitles the acquirer to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer to acquire additional shares representing at least 26% of the total shares of the target company for an offer price determined as per the provisions of the 2011 Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

Since we are a listed company in India, the provisions of the 2011 Takeover Code will apply to us and to any person acquiring our ADSs, equity shares or voting rights in our Company.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed, pursuant to which we must report to the stock exchanges any disclosures made to the Company pursuant to the 2011 Takeover Code.

Although the provisions of the listing agreements entered into between us and the Indian stock exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement entered into by such holders, our company and the depositary of our ADRs.

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

The period of 60 days referred to above shall be 182 days in case of a citizen of India or a Person of Indian Origin living outside India, for the purpose of employment outside India, who is visiting India.

A company is a resident of India under the Income-tax Act if it is formed or registered in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions.

a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian Companies on or after April 1, 2003 to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. However, the Indian company paying the dividend is subject to a dividend distribution tax at the rate of 16.22%including applicable surcharges and the special levy called the “Education and Higher Education Cess (education cess)”, on the total amount it distributes, declares or pays as a dividend.

b) Any distributions of additional ADSs or equity shares by way of bonus shares (i.e., stock dividends) to resident or non- resident holders will not be subject to Indian tax.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 10(36), 10(38), 45, 47(viia), 111A, 115AC and 115ACA, of the Income-tax Act, in conjunction with the Income- tax Scheme. You should consult your own tax advisor concerning the tax consequences of your particular situation.

A non-resident investor transferring our ADS or equity shares, outside India to a non-resident investor, will not be liable for income taxes arising from capital gains on such ADS or equity shares under the provisions of the Income-tax Act in certain circumstances. Equity shares (including equity shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long-term capital assets. If the equity shares are held for a period of less than 12 months from the date of conversion of the ADSs, the capital gains arising on the sale thereof is to be treated as short-term capital gains.

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

•

long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, excluding the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller.

•

long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax and any short term capital gain is taxed at 15%, excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and securities transaction tax (“STT”) is paid on such sale.

The rate of surcharge is currently 5% in the case of domestic companies whose taxable income is greater than Rs.10,000,000. For foreign companies, the rate of surcharge is 2%, if the taxable income exceeds Rs.10,000,000.

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

It is unclear as to whether section 115AC of the Income Tax Act and the rest of the Income-tax Scheme are applicable to a non- resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon redemption of the ADSs.

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

Service Tax. Brokerage or commission paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.4%. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

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

Components of Market Risk

Foreign Exchange Rate Risk

Our exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling and Euros) and foreign currency borrowings in U.S. dollars, Russian roubles and Euros. A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward and option contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecasted transactions, firm commitments and recognized assets and liabilities.

As of March 31, 2012, we had Indian rupee/U.S. dollar and Indian rupee/Euro forward and option contracts to sell in the amount of U.S.$265 million and EUR 10 million respectively. As of March 31, 2012, we also had outstanding Indian rupee/U.S. dollar foreign currency forward and option contracts, which are classified as cash flow hedges, of U.S.$599 million.

Sensitivity Analysis of Exchange Rate Risk.

As a result of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately 2,611 million increase/decrease in our hedging reserve and an approximately 1,310 million increase/decrease in our net profit as at March 31, 2012.

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

Interest Rate Risk

As of March 31, 2012, we had foreign currency loans of 23,334 carrying a floating interest rate of LIBOR plus 100-150 bps and Euribor plus 135 bps. These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. As of March 31, 2012, we had not entered into any interest rate swaps to hedge our interest rate risk.

Interest Rate Profile.

The interest rate profile of our short term borrowings from banks is as follows:

	As at March 31,
	2012	2011
Rupee borrowings	—	8.75%
Borrowings on transfer of receivables	7.75%	LIBOR+75-100 bps
Foreign currency borrowings	LIBOR+100 to 150 bps	LIBOR+50 to 175 bps
	EURIBOR + 135 bps	EURIBOR+50 to 100 bps
	8.35% to 20%	5% to 8%

The interest rate profile of our long-term loans and borrowings is as follows:

	As at March 31,
	2012	2011
Rupee borrowings	—	—
Foreign currency borrowings	LIBOR+145 bps	—
Bonus debentures	9.25%	9.25%

Maturity profile.

The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2012 are as follows:

Maturing in the year ending March 31,	Foreign currency loan	Obligation under finance lease	Debentures	Total
	(Amounts in millions)
2013	—	31	—	31
2014	—	16	5,078	5,094
2015	2,798	11	—	2,809
2016	5,597	12	—	5,609
2017	2,798	11	—	2,809
Thereafter	—	210	—	210

Total	11,193	291	5,078	16,562

Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and term deposits (i.e., certificates of deposit). Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

As at March 31, 2012, we had outstanding 1,015,516,392 bonus debentures carrying a face value of 5 each. These debentures mature in March 2014, at which time we must redeem them for cash in an amount equal to the face value of 5 each plus unpaid interest, if any. These debentures are listed and traded in India only on the Bombay Stock Exchange Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”). For additional details, please see Item 8.a. above under the heading “Dividend Policy — Bonus Debentures”.

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

Fees made by Depositary to us

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2012, the Depositary reimbursed us an amount of U.S.$304,348.06 towards such expenses. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2012.

Category of Expenses	Amount Reimbursed during the Year Ended March 31, 2012
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$304,348.06

Listing fees	None

Investor relations	None

Advertising and public relations	None

Broker reimbursements	None

Indirect Payments

As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice which are estimated to total U.S.$300,000. The Depositary has also paid the following expenses on our behalf: U.S.$99,699.12. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that the Depositary has agreed to waive and/or expenses that the Depositary has paid during the year ended March 31, 2012.

Category Expenses	Amount Reimbursed during the Year Ended March 31, 2012
Third-party expenses paid directly	U.S.$76,000 towards NYSE listing fee and U.S.$23,699.12 towards broker reimbursements(1), postage, printing and Depositary Trust Company report fees.

Fees waived	Up to U.S.$300,000 per year.

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

Out of the total net proceeds of U.S.$224.8 million that was raised, U.S.$23.9 million was utilized in the year ended March 31, 2007. Out of the balance proceeds of U.S.$200.9 million ( 8,733 million), 2,725 million was utilized during the year ended March 31, 2008 to meet our working capital and capital expenditure requirements.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2012, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2012.

The effectiveness of our internal control over financial reporting as of March 31, 2012 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G. V. Prasad	/s/ Umang Vohra
Vice-Chairman and Chief Executive Officer	Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited Dr. Reddy’s Laboratories Limited’s (“the Company”) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dr. Reddy’s Laboratories Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Dr.Reddy’s Laboratories Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2012 and 2011, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2012, and our report dated July 17, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hyderabad, India.

July 17, 2012

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of our Board of Directors is entirely composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee of our Board of Directors. Our Board of Directors has determined that Mr. Sridar Iyengar is an audit committee financial expert as defined in Item 401(h) of Regulation S-K, and is independent pursuant to applicable NYSE rules.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the years ended March 31, 2012, 2011 and 2010, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Year Ended
Type of Service	March 31, 2012	March 31, 2011	March 31, 2010	Description of Services
	( in millions)
Audit fees	67.42	61.36	58.60	Audit and review of financial statements
Tax fees	3.16	2.93	5.05	Tax returns filing and transfer pricing related services
All other fees	2.45	1.45	2.37	Statutory certifications and related services.
Total	73.03	65.74	66.02

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended March 31, 2012, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:

(i)	establish an independent audit committee that has specified responsibilities;

(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;

(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and

(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Eight of our eleven directors are “independent directors,” as defined by the NYSE.

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.

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

We have a Nomination, Governance and Compensation Committee composed entirely of independent directors which meet these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of our Nomination, Governance and Compensation Committee.

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

We have an Audit Committee composed of four members, all being independent directors. The committee has a written charter that meets these requirements. We also have an internal audit function. We do not have a practice of evaluating the performance of our Audit Committee.

Each listed company must have an internal audit function.	We have an internal audit function.

Standard for U.S. NYSE Listed Companies	Our practice
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plans were approved by our shareholders.

Listed companies must adopt and disclose corporate governance guidelines.	We have not adopted corporate governance guidelines.

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

We filed our most recent annual written affirmation, in the form specified by NYSE, on July 22, 2011. We also filed an interim written affirmation on September 16, 2011, upon the addition of one member to our Audit Committee.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2012 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F—1

• Consolidated statement of financial position as of March 31, 2012 and 2011	F—2

• Consolidated income statements for the years ended March 31, 2012, 2011 and 2010	F—4

• Consolidated statement of comprehensive income/(loss) for the years ended March 31, 2012, 2011 and 2010	F—5

• Consolidated statements of changes in equity for the years ended March 31, 2012, 2011 and 2010	F—6

• Consolidated cash flow statements for the years ended March 31, 2012, 2011 and 2010	F—8

• Notes to the consolidated financial statements	F—10

Item 19. EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes
1.1.	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(5)

1.2.	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)

1.3.	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)

1.4.	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(6)

1.5.	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

2.1.	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)

2.2.	Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

2.3.	Scheme of Arrangement between the Registrant and its members for issue of bonus debentures, including Notice of Meeting of Members to approve same dated April 29, 2010 and Explanatory Statement dated April 29, 2010.	(8)

2.4.	Debenture Trust Deed dated March 16, 2011 between the Registrant and IDBI Trusteeship Services Limited (regarding trustee services for our bonus debentures).	(8)

2.5.	Liquidity Facility Services Agreement dated April 2, 2011 between the Registrant and DSP Merill Lynch Capital Limited (regarding liquidity facility for our bonus debentures).	(8)

4.1.	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)

4.2.	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)

4.3.	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006	(4)

4.4.	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(7)

8.	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.

(4)	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(6)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(7)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(8)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

By:	/s/ G.V. Prasad
G.V. Prasad
Vice Chairman and Chief Executive Officer

By:	/s/ Umang Vohra
Umang Vohra
Chief Financial Officer

Hyderabad, India

July 17, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited the accompanying consolidated statement of financial position of Dr. Reddy’s Laboratories and subsidiaries (“the Company”) as of March 31, 2012 and 2011 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr.Reddy’s Laboratories Limited and subsidiaries as of March 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dr. Reddy’s Laboratories Limited internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 17, 2012 expressed an unqualified opinion on the effectiveness of Dr. Reddy’s Laboratories Limited’s internal control over financial reporting.

KPMG

Hyderabad, India

July 17, 2012

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2012		March 31, 2012	March 31, 2011
		Unaudited convenience translation into U.S.$ (See Note 2.d)
ASSETS
Current assets
Cash and cash equivalents	15	U.S.$	145	7,379	5,729
Other investments	11		212	10,773	33
Trade receivables, net	13		498	25,339	17,615
Inventories	12		380	19,352	16,059
Derivative financial instruments	31		0	7	784
Current tax assets			11	584	442
Other current assets	14		128	6,518	6,931

Total current assets		U.S.$	1,375	69,952	47,593

Non-current assets
Property, plant and equipment	7	U.S.$	653	33,246	29,642
Goodwill	8		43	2,208	2,180
Other intangible assets	9		222	11,321	13,066
Investment in equity accounted investees	10		7	368	313
Deferred income tax assets	28		39	1,965	1,935
Other non-current assets	14		8	417	276

Total non-current assets		U.S.$	973	49,525	47,412

Total assets		U.S.$	2,348	119,477	95,005

LIABILITIES AND EQUITY
Current liabilities
Trade payables	23	U.S.$	187	9,502	8,480
Derivative financial instruments	31		36	1,830	—
Current income tax liabilities			13	682	1,231
Bank overdraft	15		—	—	69
Short-term borrowings	18		311	15,844	18,220
Long-term borrowings, current portion	18		1	31	12
Provisions	22		38	1,926	1,314
Other current liabilities	24		268	13,645	11,689

Total current liabilities		U.S.$	854	43,460	41,015

Non-current liabilities
Long-term loans and borrowings, excluding current portion	18	U.S.$	321	16,335	5,271
Provisions	22		1	47	41
Deferred tax liabilities	28		22	1,132	2,022
Other liabilities	24		21	1,059	666

Total non-current liabilities		U.S.$	365	18,573	8,000

Total liabilities		U.S.$	1,219	62,033	49,015

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2012		March 31, 2012	March 31, 2011
		Unaudited convenience translation into U.S.$ (See Note 2.d)
Equity
Share capital	16	U.S.$	17	848	846
Share premium			411	20,934	20,683
Other components of equity			47	2,403	3,326
Share based payment reserve			16	800	730
Equity shares held by controlled trust			(0)	(5)	(5)
Retained earnings			621	31,599	20,391
Debenture redemption reserve			17	865	19
Total equity attributable to:
Equity holders of the Company		U.S.$	1,129	57,444	45,990
Non-controlling interests			—	—	—

Total equity		U.S.$	1,129	57,444	45,990

Total liabilities and equity		U.S.$	2,348	119,477	95,005

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except share and per share data)

		For the year ended March 31,
Particulars	Note	2012		2012	2011	2010
		Unaudited Convenience Translation into U.S.$ (See Note 2.d.)
Revenues	25	U.S.$	1,901	96,737	74,693	70,277
Cost of revenues			853	43,432	34,430	33,937

Gross profit		U.S.$	1,047	53,305	40,263	36,340

Selling, general and administrative expenses			567	28,867	23,689	22,505
Research and development expenses			116	5,911	5,060	3,793
Impairment loss on other intangible assets	9		20	1,040	—	3,456
Impairment loss on goodwill	8		—	—	—	5,147
Other (income)/expense, net	26		(15)	(765)	(1,115)	(569)

Total operating expenses, net		U.S.$	689	35,053	27,634	34,332

Results from operating activities		U.S.$	359	18,252	12,629	2,008
Finance income			24	1,227	173	369
Finance expense			(21)	(1,067)	(362)	(372)

Finance (expense)/income, net	27	U.S.$	3	160	(189)	(3)

Share of profit of equity accounted investees, net of income tax	10		1	54	3	48

Profit before income tax		U.S.$	363	18,466	12,443	2,053
Income tax expense	28		(83)	(4,204)	(1,403)	(985)

Profit for the year		U.S.$	280	14,262	11,040	1,068

Attributable to:
Equity holders of the Company			280	14,262	11,040	1,068
Non-controlling interests			—	—	—	—
Profit for the year		U.S.$	280	14,262	11,040	1,068
Earnings per share	17
Basic		U.S.$	1.65	84.16	65.28	6.33
Diluted		U.S.$	1.65	83.81	64.95	6.30
Weighted average number of equity shares used in computing earnings per equity share	17
Basic				169,469,888	169,128,649	168,706,977
Diluted				170,177,944	169,965,282	169,615,943

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the year ended March 31,
Particulars	2012		2012	2011	2010
	Unaudited Convenience Translation into U.S.$ (See Note 2.d.)
Profit for the year	U.S.$	280	14,262	11,040	1,068
Other comprehensive income/(loss)
Changes in fair value of available for sale financial instruments	U.S.$	—	2	7	13
Foreign currency translation adjustments		14	711	421	241
Effective portion of changes in fair value of cash flow hedges, net		(49)	(2,496)	37	745
Income tax on other comprehensive income		17	860	(59)	(102)

Other comprehensive income/(loss) for the year, net of income tax	U.S.$	(18)	(923)	406	897

Total comprehensive income for the year	U.S.$	262	13,339	11,446	1,965
Attributable to:
Equity holders of the Company		262	13,339	11,446	1,965
Non-controlling interests		—	—	—	—

Total comprehensive income for the year	U.S.$	262	13,339	11,446	1,965

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Share	Fair value	Foreign currency translation	Hedging
	Shares	Amount	premium	reserve	reserve	reserve
Balance as of April 1, 2009	168,468,777	842	20,204	11	2,168	(156)
Issue of equity share on exercise of options	376,608	2	225
Net change in fair value of other investments, net of tax expense of —		—	—	13	—	—
Foreign currency translation differences, net of tax benefit of 150	—	—	—	—	391	—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 252	—	—	—	—	—	493
Share based payment expense	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Profit/(loss) for the period	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—

Balance as of March 31, 2010	168,845,385	844	20,429	24	2,559	337

Balance as of April 1, 2010	168,845,385	844	20,429	24	2,559	337
Issue of equity shares on exercise of options	407,347	2	254	—	—	—
Net change in fair value of other investments, net of tax expense of —	—	—	—	7	—	—
Foreign currency translation differences, net of tax expense of 59	—	—	—	—	362	—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of —	—	—	—	—	—	37
Share based payment expense	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Profit/(loss) for the period	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—

Balance as of March 31, 2011	169,252,732	846	20,683	31	2,921	374

Balance as of April 1, 2011	169,252,732	846	20,683	31	2,921	374
Issue of equity shares on exercise of options	307,614	2	251	—	—	—
Net change in fair value of other investments, net of tax expense of 3	—	—	—	(1)	—	—
Foreign currency translation differences, net of tax benefit of 106	—	—	—	—	816	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 757	—	—	—	—	—	(1,739)
Share based payment expense	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Profit/(loss) for the period	—	—	—	—	—	—
Transfer to general reserve	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—

Balance as of March 31, 2012	169,560,346	848	20,934	30	3,737	(1,365)

Convenience translation into U.S. $		17	411	1	73	(27)

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share based payment reserve	Equity shares held by a controlled trust	Retained earnings	Debenture redemption reserve	Non-controlling interests	Total
Balance as of April 1, 2009	676	(5)	18,305	—	—	42,045
Issue of equity share on exercise of options	(210)	—	—	—	—	17
Net change in fair value of other investments, net of tax expense of —	—	—	—	—	—	13
Foreign currency translation differences, net of tax benefit of 150	—	—	—	—	—	391
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 252	—	—	—	—	—	493
Share based payment expense	226	—	—	—	—	226
Dividend paid (including corporate dividend tax)	—	—	(1,233)	—	—	(1,233)
Profit/(loss) for the period	—	—	1,068	—	—	1,068
Acquisition of non-controlling interests	—	—	(105)	—	—	(105)
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—

Balance as of March 31, 2010	692	(5)	18,035	—	—	42,915

Balance as of April 1, 2010	692	(5)	18,035	—	—	42,915
Issue of equity shares on exercise of options	(227)	—	—	—	—	29
Net change in fair value of other investments, net of tax expense of —	—	—	—	—	—	7
Foreign currency translation differences, net of tax expense of 59	—	—	—	—	—	362
Effective portion of changes in fair value of cash flow hedges, net of tax expense of —	—	—	—	—	—	37
Share based payment expense	265	—	—	—	—	265
Dividend paid (including corporate dividend tax)	—	—	(2,219)	—	—	(2,219)
Profit/(loss) for the period	—	—	11,040	—	—	11,040
Acquisition of non-controlling interests	—	—	(525)	—	—	(525)
Issuance of bonus debentures (including corporate dividend tax)	—	—	(5,921)	—	—	(5,921)
Debenture redemption reserve	—	—	(19)	19	—	—

Balance as of March 31, 2011	730	(5)	20,391	19	—	45,990

Balance as of April 1, 2011	730	(5)	20,391	19	—	45,990
Issue of equity shares on exercise of options	(247)	—	—	—	—	6
Net change in fair value of other investments, net of tax expense of 3	—	—	—	—	—	(1)
Foreign currency translation differences, net of tax benefit of 106	—	—	—	—	—	816
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 757	—	—	—	—	—	(1,739)
Share based payment expense	326	—	—	—	—	326
Dividend paid (including corporate dividend tax)	—	—	(2,216)	—	—	(2,216)
Profit/(loss) for the period	—	—	14,262	—	—	14,262
Transfer to general reserve	(8)	—	8	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	(846)	846	—	—

Balance as of March 31, 2012	801	(5)	31,599	865	—	57,444

Convenience translation into U.S. $	16	(0)	621	17	—	1,129

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the year ended March 31,
	2012		2012	2011	2010
	Unaudited Convenience translation into U.S.$ (See Note 2 d.)
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	280	14,262	11,040	1,068
Adjustment for:
Income tax expense/(benefit)		83	4,204	1,403	985
Dividend and profit on sale of investments		(3)	(161)	(68)	(48)
Depreciation and amortization		102	5,213	4,148	4,160
Impairment loss on other intangible assets		20	1,040	—	3,456
Impairment loss on goodwill		—	—	—	5,147
Inventory write-downs		29	1,473	1,237	1,011
Allowance for doubtful trade receivables		3	168	162	169
Loss/(profit) on sale of property, plant and equipment and intangible assets, net		0	9	(271)	24
Provision for sales returns		26	1,335	731	932
Share of profit of equity accounted investees		(1)	(54)	(3)	(48)
Unrealized exchange (gain)/loss, net		23	1,153	(1,072)	399
Interest expense, net		14	690	200	123
Share based payment expense		6	326	265	226
Negative goodwill on acquisition of business		—	—	(73)	—
Changes in operating assets and liabilities:
Trade receivables		(136)	(6,919)	(4,579)	900
Inventories		(85)	(4,349)	(3,624)	(1,593)
Trade payables		19	948	1,154	1,251
Other assets and other liabilities		27	1,360	311	(2,105)
Income tax paid		(89)	(4,548)	(2,952)	(2,831)

Net cash from operating activities	U.S.$	317	16,150	8,009	13,226

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$	(135)	(6,857)	(9,066)	(4,129)
Proceeds from sale of property, plant and equipment		1	41	348	61
Proceeds from sale of intangible assets		2	123	—	—
Expenditure on other intangible assets		(34)	(1,728)	(2,540)	(154)
Proceeds from sale of other investments		309	15,733	12,602	21,102
Purchase of other investments		(517)	(26,309)	(8,960)	(24,111)
Cash paid for acquisition of business, net of cash acquired		—	—	(1,169)	—
Interest received		7	332	127	233

Net cash used in investing activities	U.S.$	(367)	(18,665)	(8,658)	(6,998)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$	0	6	29	17
Proceeds/(repayment) from short term loans and borrowings, net		(72)	(3,650)	12,541	(83)
Proceeds/(repayment) from long term loans and borrowings, net		211	10,704	(8,942)	(3,479)
Dividend paid (including corporate dividend tax)(1)		(44)	(2,216)	(3,063)	(1,233)
Transfers into escrow account for issuance of bonus debentures(1)		—	—	(5,078)	—
Proceeds from issuance of bonus debentures(1)		—	—	5,078	—
Costs of issuance of bonus debentures(1)		—	—	(51)	—
Cash paid for acquisition of non-controlling interests		—	—	(525)	(80)
Interest paid		(22)	(1,109)	(366)	(449)

Net cash from/(used in) financing activities	U.S. $	73	3,735	(377)	(5,307)

Net increase/(decrease) in cash and cash equivalents		24	1,220	(1,026)	921
Effect of exchange rate changes on cash and cash equivalents		10	499	141	246
Cash and cash equivalents at the beginning of the period		111	5,660	6,545	5,378

Cash and cash equivalents at the end of the period	U.S. $	145	7,379	5,660	6,545

(1)	Refer to Note 34 below for further details on the bonus debentures scheme.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

Supplemental schedule of non-cash investing and financing activities:

	For the year ended March 31,
	2012	2012	2011	2010
	Unaudited Convenience translation into U.S.$ (See Note 2 d.)
Property, plant and equipment and intangibles purchased on credit during the year, including contingent consideration on purchase of intangibles	—	—	2,055	2,990
Property, plant and equipment purchased under capital lease	—	30	7	—
Contingent consideration payable on acquisition of non-controlling interests	—	—	—	25

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

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2012 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared for the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2012. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on July 17, 2012.

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

•	long term borrowings, except obligations under finance leases that are measured at amortized cost using the effective interest rate method; and

•	investments in jointly controlled entities which are accounted for using the equity method.

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

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

d. Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the consolidated financial statements as of March 31, 2012 have been translated into United States dollars at the certified foreign exchange rate of U.S.$1 = 50.89, as published by Federal Reserve Board of Governors on March 30, 2012. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unaudited.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 3(b) — Assessment of functional currency for foreign operations

•	Note 3(c) and 31 — Financial instruments

•	Note 3(e) – Useful lives of property, plant and equipment and intangible assets

•	Notes 3(f) and 8 — Measurement of recoverable amounts of cash-generating units

•	Note 3 (j) – Assets and obligations relating to employee benefits

•	Note 3(k) — Provisions

•	Note 3(l) — Sales returns, rebates and charge back provisions

•	Note 3(n) — Evaluation of recoverability of deferred tax assets

•	Note 6 — Business combinations

•	Note 38 — Contingencies and litigations

3. Significant accounting policies

a. Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

a. Basis of consolidation (continued)

The Company does not consolidate entities where the non-controlling interest (“NCI”) holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full while preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

Loss of Control

Upon loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in the income statement. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset, depending on the level of influence retained.

b. Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising upon retranslation are recognized in profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in other comprehensive income/(loss) and presented within equity as a part of foreign currency translation reserve.

Foreign operations

In case of foreign operations whose functional currency is different from the parent company’s functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in other comprehensive income/(loss) and presented within equity as part of foreign currency translation reserve (“FCTR”) net of applicable taxes, if any. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

c. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except for those instruments that are designated as being fair value through profit and loss upon initial recognition. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible in to known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, “short-term” means investments having maturity of three months or less from the date of investment. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Available-for-sale financial assets

The Company’s investments in mutual funds and equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income/(loss) and presented within equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.

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

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is expected within one year or within the normal operating cycle of the business.

Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. Trade receivables are classified as current assets if the collection is expected within one year or within the normal operating cycle of the business.

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

The Company derecognizes a financial asset when the contractual right to the cash flows from that asset expires, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing, at amortized cost, for the proceeds received.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right and ability to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Non-derivative financial liabilities

The Company initially recognizes debt instruments issued on the date that they originate. All other financial liabilities are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument. These are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized as profit or loss.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward exchange contracts and option contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its option and forward contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Remeasurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and reclassified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

Upon initial designation of a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80%—125% relative to the gain or loss on the hedged items. For cash flow hedges to be “highly effective”, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

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

Hedges of recognized assets and liabilities

For forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied, changes in the fair value of such contracts are recognized in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”.

Hedges of firm commitments

The Company uses forward contracts and option contracts to hedge its exposure to changes in the fair value of firm commitment contracts and measures them at fair value. Any amount representing changes in the fair value of such forward contracts and option contract is recorded in the income statement. The corresponding gain/loss representing the changes in the fair value of the hedged item attributable to hedged risk is also recognized in the income statement.

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

The Company measures goodwill as of the applicable acquisition date at the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in profit or loss. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company. Consideration transferred also includes the fair value of any contingent consideration. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. The Company measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree. Transaction costs that the Company incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees and other professional and consulting fees, are expensed as incurred.

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

The estimated useful lives are as follows:

Buildings
- Factory and administrative buildings	20 - 50 years
- Ancillary structures	3 - 15 years
Plant and equipment	3 - 15 years
Furniture, fixtures and office equipment	4 - 10 years
Vehicles	4 - 5 years
Computer equipment	3 - 5 years

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

f. Intangible assets

Goodwill arising upon the acquisition of subsidiaries represents the fair value of the consideration including the recognized amount of any non-controlling interest in the acquirer, less the net recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities assumed, all measured at the applicable acquisition date. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in profit or loss.

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

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:

•	development costs can be measured reliably;

•	the product or process is technically and commercially feasible;

•	future economic benefits are probable and ascertainable; and

•	the Company intends to and has sufficient resources to complete development and to use or sell the asset.

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

In conducting its research and development activities related to new chemical entities (“NCEs”) and proprietary products, the Company seeks to optimize its expenditures and to limit its risk exposures. Most of the Company’s current research and development projects related to NCEs and proprietary products are at an early discovery phase where project costs are insignificant and cannot be directly identified to any specific project, as these costs generally represent staff and common facility costs. These early development stage exploratory projects are numerous and are characterized by uncertainty with respect to timing and cost of completion. At such time as a research and development project related to an NCE or proprietary product progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:

a)	it is expected to account for more than 10% of the Company’s total research and development costs; and

b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.

Historically, none of the Company’s development projects have met the significance thresholds listed above.

Payments to third parties for in-licensed products and compounds are capitalized if the regulatory approval for the products was available from the applicable counterparty or there were other contractual terms providing for a refund should the regulatory approvals not be received. These payments generally take the form of up-front payments and milestones. The Company’s criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable).

If the Company becomes entitled to a refund under the terms of an in-license contract, the amount is recognized when the right to receive the refund is established. In such an event, any consequential difference as compared to the carrying value of the asset is recognized in the Company’s income statement.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

f. Intangible assets (continued)

De-recognition of intangible assets

Intangible assets are de-recognized either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in profit or loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as on the date of de-recognition.

Other intangible assets

Other intangible assets that are acquired by the Company, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate.

Amortization

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets or on any other basis that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. Intangible assets that are not available for use are amortized from the date they are available for use. The estimated useful lives are as follows:

Trademarks	3 - 12 years
Product related intangibles	6 - 15 years
Beneficial toll manufacturing contract	2 years
Non-competition arrangements	1.5 - 10 years
Marketing rights	3 - 16 years
Customer-related intangibles	2 - 11 years
Technology related intangibles	3 - 13 years
Other intangibles	5 - 15 years

g. Leases

Each lease arrangement is classified as either a finance lease or an operating lease, at the inception of the lease, based on the substance of the lease arrangement.

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

h. Inventories

Inventories consist of raw materials, stores and spares, work in progress and finished goods and are measured at the lower of cost and net realizable value. The cost of all categories of inventories is based on the weighted average method. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of finished goods and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

h. Inventories (continued)

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

Change in accounting policy

Effective as of April 1, 2011, the Company changed its policy on valuation of inventory from the first-in first-out method to the weighted average cost method. Under the prior policy, the cost of all categories of inventories, except stores and spares, had been based on the first-in first-out method. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process, had been valued at cost based on a weighted average method. Effective as of April 1, 2011, the cost of all categories of inventory is based on a weighted average cost method. Using the weighted average method will produce more accurate, reasonable and relevant information on the amounts of inventory reported in the statement of financial position and, in turn, more accurate cost of revenues in the income statement. The effect of this change in the methodology of valuation of inventory is immaterial and, accordingly, no further disclosures have been made in these consolidated financial statements.

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

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

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

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of an approved gratuity plan, which is a defined benefit plan, and certain other defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any unrecognized past service costs and the fair value of any plan assets are deducted from the estimated future benefit. That benefit is discounted to determine its present value. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the net total of any cumulative unrecognized net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

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

Other long term benefits

Eligible employees of the Company are entitled to payments that are payable twelve months or more after the end of the period in which the employees render the related service. The Company’s net obligation in respect of such plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current period; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on a risk free government bond that has a maturity date approximating the term of the obligation and is denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. Actuarial losses and past service costs that arise are recognized immediately in profit or loss.

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

k. Provisions (continued)

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

Revenue from sales of generic products in India is recognized upon delivery of products to distributors by clearing and forwarding agents of the Company. Revenue from sales of active pharmaceutical ingredients and intermediates in India is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which occurs upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

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

Profit share revenues

During the year ended March 31, 2012, the Company has applied the following accounting policy for the recognition of profit share revenues which have historically been immaterial to its overall financial statements.

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner’s ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base purchase price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available. In measuring the amount of profit share revenue to be recognized for each period, the Company uses all available information and evidence, including any confirmations from the business partner of the profit share amount owed to the Company, to the extent made available before the date the Company’s Board of Directors authorizes the issuance of its financial statements for the applicable period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

l. Revenue (continued)

Milestone payments and out licensing arrangements

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. Non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the period in which the Company has continuing substantive performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, if the milestones are considered substantive, or over the period the Company has continuing substantive performance obligations, if the milestones are not considered substantive. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Provision for chargeback, rebates and discounts

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

Sales Returns

Returns primarily relate to expired products, which the customer has the right to return for a period of 12 months following the expiration date. Such returned products are destroyed and credit notes are issued to the customer for the products returned. The Company accounts for sales returns accrual by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Company’s estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company’s historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of sales returns, levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company’s competitors.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

l. Revenue (continued)

Export entitlements

Export entitlements from government authorities are recognized in profit or loss as a reduction from cost of revenues when the right to receive credit as per the terms of the scheme is established in respect of the exports made by the Company, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

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

Finance expenses consist of interest expense on loans and borrowings. Borrowing costs are recognized in profit or loss using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis. This includes changes in the fair value of foreign exchange derivative instruments which are not designated in an effective hedging relationship.

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

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealized inter-company profit on inventories held by the Company in different tax jurisdictions is recognized using the tax rate of the jurisdiction in which such inventories are held.

Withholding tax arising out of payment of dividend to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognized in the statement of changes in equity as part of the associated dividend payment.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

 p. Government grants

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset. Grants related to income are deducted in reporting the related expense.

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

r. Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

•

In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. The Company believes that the adoption of IFRS 9 will not have any material impact on its consolidated financial statements.

•	In May 2011, the IASB issued the following new standards and amendments on consolidated financial statements and joint arrangements:

•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IFRS 13, “Fair Value Measurement”

•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

All of the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. The Company believes that adoption of IFRS 10, 11 and 12 and IAS 27 (revised 2011) and IAS 28 (revised 2011) will not have any material impact on its consolidated financial statements. With respect to IFRS 13, the Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

•	In June 2011, the IASB issued an amendment to IAS-19 “Employee benefits” and IAS-1 “Presentation of Financial Statements”, which amended these standards as follows:

IAS-19 Employee benefits

•

The amended standard requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	The amended standard introduced enhanced disclosures about defined benefit plans.

•

The amended standard modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•

The amended standard provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•

The amended standard incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

r. Recent accounting pronouncements (continued)

These amendments are effective for annual periods beginning on or after January 1, 2013, although earlier application is permitted. The Company is evaluating the impact of this amendment on its consolidated financial statements.

IAS-1 Presentation of Financial Statements

•

The amended standard requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently—i.e., those that might be reclassified and those that will not be reclassified.

•

The amended standard requires tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

These amendments are effective for annual periods beginning on or after July 1, 2012, although earlier application is permitted. The Company is required to adopt IAS 1 (Amended) by the accounting year commencing April 1, 2013. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

•

In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is in the process of evaluating the impact these amendments on its consolidated financial statements.

•

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. The Company is in the process of evaluating the impact these amendments on its consolidated financial statements.

s. Share capital

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

(i) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination, and those acquired through exchange of non-monetary assets, is based on appraised market values and replacement cost determined by an external valuer.

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

(vi) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. In respect of the Company’s borrowings that have floating rates of interest, their fair value approximates carrying value.

(vii) Share-based payment transactions

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

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

Proprietary Products: This segment involves the discovery of new chemical entities and differentiated formulations for subsequent commercialization and out-licensing. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also involves the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

	For the years ended March 31,
Information about segments: Reportable segments	PSAI			Global Generics			Proprietary Products
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Segment revenue (1)	23,812	19,648	20,404	70,243	53,340	48,606	1,078	532	513
Gross profit	7,508	5,105	6,660	44,263	34,499	29,146	903	382	396
Selling, general and administrative expenses
Research and development expenses
Impairment loss on other intangible assets
Impairment loss on goodwill
Other (income)/expense, net
Results from operating activities
Finance expense/(income), net
Share of profit of equity accounted investees, net of income tax
Profit/(loss) before income tax
Income tax (expense)/benefit
Profit/(loss) for the year

[Continued from above table, first column repeated]

Information about segments:	For the years ended March 31,
Reportable segments	Others			Total
	2012	2011	2010	2012	2011	2010
Segment revenue (1)	1,604	1,173	754	96,737	74,693	70,277
Gross profit	631	277	138	53,305	40,263	36,340
Selling, general and administrative expenses				28,867	23,689	22,505
Research and development expenses				5,911	5,060	3,793
Impairment loss on other intangible assets				1,040	—	3,456
Impairment loss on goodwill				—	—	5,147
Other expense/(income), net				(765)	(1,115)	(569)

Results from operating activities				18,252	12,629	2,008
Finance (expense)/income, net				160	(189)	(3)
Share of profit of equity accounted investees, net of income tax				54	3	48

Profit/(loss) before income tax				18,466	12,443	2,053
Income tax(expense)/benefit				(4,204)	(1,403)	(985)

Profit/(loss) for the year				14,262	11,040	1,068

(1)

Segment revenue for the year ended March 31, 2012 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of 5,336 (as compared to 3,146 and 2,780 for the years ended March 31, 2011 and 2010, respectively) and inter-segment revenues from Global Generics to PSAI which is accounted for at a cost of 0 (as compared to 9 and 17 for the years ended March 31, 2011 and 2010, respectively).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the year ended March 31,
	2012	2011	2010
India	16,517	14,314	12,808
North America	37,959	23,260	21,269
Russia and other countries of the former Soviet Union	13,260	10,858	9,119
Europe	17,410	16,058	16,779
Others	11,591	10,203	10,302

	96,737	74,693	70,277

Analysis of revenue by geography within the Global Generics Segment:

The following table shows the distribution of revenues of the Company’s Global Generics segment by geography, based on the location of the customer:

	For the year ended March 31,
	2012	2011	2010
India	12,931	11,690	10,158
North America	31,889	18,996	16,817
Russia and other countries of the former Soviet Union	13,260	10,858	9,119
Europe	8,259	8,431	9,643
Others	3,904	3,365	2,869

	70,243	53,340	48,606

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the year ended March 31,
	2012		2011	2010
Omeprazole	10,332		8,501	6,289
Olanzapine	4,741	*	235	28
Nimesulide	4,097		3,543	2,874
Lanzoprazole	2,583		602	—
Tacrolimus	2,388		1,739	—
Ciprofloxacin	2,119		2,302	2,178
Ketorolac	1,950		1,811	1,593
Ibuprofen	1,535		1,194	1,100
Fexofenadine (hcl and pseudoephedrine)	1,809		2,432	1,673
Ranitidine	1,376		1,298	1,157
Others	37,313		29,683	31,714

Total	70,243		53,340	48,606

*	Revenues are net of the losses recorded on account of cash flow hedges which the Company used to mitigate its foreign exchange exposure on profit share revenues accrued for sales of this product in the United States.

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the year ended March 31,
	2012	2011	2010
Clopidogrel	2,560	1,458	1,118
Escitalopram oxalate	1,714	627	224
Naproxen	1,567	1,194	490
Gemcitabine	1,167	991	1,224
Atorvastatin	1,042	1,371	292
Ramipril	720	662	559
Finasteride	691	750	1,204
Ciprofloxacin	629	853	1,054
Ranitidine	581	568	487
Rabeprazole	562	528	717
Others	12,579	10,646	13,035

Total	23,812	19,648	20,404

Analysis of assets by geography:

The following table shows the distribution of the Company’s assets by geography, based on the location of assets:

	As of March 31,
	2012	2011
India	68,248	52,056
North America	22,686	20,222
Russia and other countries of the former Soviet Union	6,788	4,824
Europe	20,806	17,051
Others	949	852

	119,477	95,005

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Analysis of property, plant and equipment and other intangible assets acquired by geography:

The following table shows the distribution of the Company’s acquisitions of property, plant and equipment including capital work in progress and other intangible assets by geography, based on the location of the property, plant and equipment and other intangible assets:

	For the year ended March 31,
	2012	2011
India	5,869	8,875
North America	730	3,249
Russia and other countries of the former Soviet Union	28	12
Europe	284	111
Others	28	24

	6,939	12,271

Analysis of property, plant and equipment and other intangible assets acquired by reportable segments:

	For the year ended March 31,
	2012	2011
PSAI	3,018	3,940
Global Generics	3,715	5,944
Proprietary Products	25	1,831
Others	181	556

	6,939	12,271

Analysis of depreciation and amortization by reportable segments:

	For the year ended March 31,
	2012	2011	2010
PSAI	1,638	1,413	1,360
Global Generics	3,052	2,437	2,476
Proprietary Products	321	109	141
Others	202	189	183

	5,213	4,148	4,160

The above depreciation and amortization does not include the impairment loss on other intangible assets of 1,040, 0 and 3,456 for the years ended March 31, 2012, 2011 and 2010, respectively, which relates to the Global Generics segment. The above depreciation and amortization also does not include the impairment of goodwill of 0, 0 and 5,147 for the years ended March 31, 2012, 2011 and 2010, respectively, which relates to the Company’s Global Generics segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6. Business combination and other acquisitions

Acquisition of GSK’s manufacturing facility in Bristol, Tennessee, U.S.A and product rights

On November 23, 2010, the Company through its wholly owned subsidiary, Dr. Reddy’s Laboratories Tennessee LLC, entered into an asset purchase agreement with Glaxosmithkline LLC and Glaxo Group Limited (collectively, “GSK”) for the acquisition of GSK’s penicillin-based antibiotics manufacturing facility in Bristol, Tennessee, U.S.A, the U.S. FDA approved product related rights over GSK’s Augmentin®(branded and generic) and Amoxil®(brand) brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The transaction was subsequently consummated on March 29, 2011. The total cash consideration for the transaction amounted to 1,169 (U.S.$26). Through this acquisition, the Company entered the U.S. penicillin-containing antibacterial market segment, thereby broadening its portfolio in North America. The Company has accounted for this transaction as an acquisition of business in accordance with IFRS No. 3, Business Combinations (Revised), as the integrated set of assets acquired constitutes a business as defined in the standard. These consolidated financial statements and the Company’s consolidated financial statements for the year ended March 31, 2011 include the financial results of this acquired business for the period from April 1, 2011 to March 31, 2012 and March 29, 2011 to March 31, 2011, respectively. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Particulars	Recognized values on acquisition
Property, plant and equipment	688
Intangible assets	321
Inventories	146
Other assets	132
Deferred tax liability	(45)

Net identifiable assets and liabilities	1,242
Negative goodwill recognized in other expense/(income), net(1)	(73)

Consideration paid in cash	1,169

(1)	The negative goodwill on acquisition is attributable mainly to lower amounts paid towards intangible and other assets.

No proforma information was disclosed in the consolidated financial statements for the year ended March 31, 2011, as the acquisition was immaterial.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Property, plant and equipment

The following is a summary of the change in carrying value of property, plant and equipment.

	Land	Buildings	Plant and equipment	Computer equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value
Balance as at April 1, 2010	2,020	5,967	19,073	1,141	985	493	29,679
Additions through business combination	56	435	170	10	6	—	677
Other additions	1,542	1,513	4,569	213	307	194	8,338
Disposals	(33)	(26)	(154)	(115)	(24)	(98)	(450)
Effect of changes in foreign exchange rates	13	20	68	10	4	—	115

Balance as at March 31, 2011	3,598	7,909	23,726	1,259	1,278	589	38,359

Balance as at April 1, 2011	3,598	7,909	23,726	1,259	1,278	589	38,359
Additions through business combination	—	—	—	—	—	—	—
Other additions	2	1,135	3,819	232	297	87	5,572
Disposals	—	—	(176)	(94)	(32)	(88)	(390)
Effect of changes in foreign exchange rates	39	170	283	14	15	2	523

Balance as at March 31, 2012	3,639	9,214	27,652	1,411	1,558	590	44,064

Depreciation
Balance as at April 1, 2010	—	1,051	9,189	642	918	287	12,087
Depreciation for the year	—	271	2,229	225	125	112	2,962
Disposals	—	(18)	(135)	(113)	(23)	(84)	(373)
Effect of changes in foreign exchange rates	—	6	18	11	4	(1)	38

Balance as at March 31, 2011	—	1,310	11,301	765	1,024	314	14,714

Balance as at April 1, 2011	—	1,310	11,301	765	1,024	314	14,714
Depreciation for the year	—	389	2,692	216	202	129	3,628
Disposals	—	—	(127)	(84)	(27)	(75)	(313)
Effect of changes in foreign exchange rates	—	12	36	7	3	(1)	57

Balance as at March 31, 2012	—	1,711	13,902	904	1,202	367	18,086

Net carrying value
As at April 1, 2010	2,020	4,916	9,884	499	67	206	17,592
As at March 31, 2011	3,598	6,599	12,425	494	254	275	23,645
Add: Capital-work-in-progress							5,997
Total as at March 31, 2011							29,642
As at March 31, 2012	3,639	7,503	13,750	507	356	223	25,978
Add: Capital-work-in-progress							7,268

Total as at March 31, 2012							33,246

Government grants

During the years ended March 31, 2012 and 2011, the State of Louisiana approved the Company’s application for certain grants associated with construction of a manufacturing facility in the United States amounting to 54 (U.S.$1.1) and 47 (U.S.$1), respectively. As per the terms of these grants, the State of Louisiana placed certain ongoing conditions on the Company, requiring a minimum cost to be incurred and also requiring employment of a minimum number of people. In proportion to the actual cost incurred, the Company has accrued the proportionate share of each grant as a reduction from the carrying value of property, plant and equipment. As at March 31, 2012, the Company received a total amount of 101 (U.S.$2.1) in respect of grants from the State of Louisiana. As on March 31, 2012, the Company was in compliance with all the conditions attached to these grants.

Capital commitments

As of March 31, 2012 and 2011, the Company was committed to spend approximately 2,351 and 3,459, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Property, plant and equipment (continued)

Interest capitalization

During the years ended March 31, 2012 and 2011, the Company capitalized interest cost of 107 and 70, respectively. The rate for capitalization of interest cost for the years ended March 31, 2012 and 2011 was approximately 2.5% and 1%, respectively.

Assets acquired under finance leases

Property, plant and equipment include 352 and 302 (including accumulated depreciation of 111 and 80) of assets acquired under finance leases as of March 31, 2012 and 2011, respectively.

8. Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2012 and 2011:

	As of March 31,
	2012	2011
Opening balance (1)	18,273	18,267
Goodwill arising on business combinations	—	—
Effect of translation adjustments	28	6

Closing balance (1)	18,301	18,273
Less: Impairment loss	(16,093)	(16,093)

	2,208	2,180

(1)	This does not include goodwill arising upon investment in associate of 181, as at March 31, 2012 and 2011, which is included in the carrying value of the investment in the equity accounted investees.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Goodwill (continued)

The carrying amount of goodwill (other than those arising upon investment in associate) was allocated to cash generating units as follows:

	As of March 31,
	2012	2011
PSAI- Active Pharmaceutical operations	997	997
Global Generics- North America Operations	762	731
Global Generics- Italy Operations	175	157
Global Generics- Branded Formulations	168	168
Others	106	127

	2,208	2,180

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

a)	Estimated cash flows for five years based on internal management budgets and estimates.

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

d)

Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rates used range from 6.7% to 10.3% for various cash generating units. The before tax discount rates range from 6.8% to 10.6%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangible assets

The following is a summary of changes in carrying value of other intangible assets:

	Trademarks with finite useful life	Product related intangibles	Technology related intangibles
Gross carrying value/cost
Balance as at April 1, 2010	8,770	17,355	616
Additions through business combinations	—	321	—
Other additions	—	1,777	14
Deletions	—	(3)	—
Effect of changes in foreign exchange rates	301	550	116

Balance as at March 31, 2011	9,071	20,000	746

Balance as at April 1, 2011	9,071	20,000	746
Additions through business combinations	—	—	—
Other additions	—	—	30
Deletions	—	(213)	—
Effect of changes in foreign exchange rates	462	1,176	87

Balance as at March 31, 2012	9,533	20,963	863

Amortization/impairment loss
Balance as at April 1, 2010	4,172	11,027	166
Amortization for the year	418	573	84
Impairment loss	—	—	—
Deletions	—	—	—
Effect of changes in foreign exchange rates	100	405	5

Balance as at March 31, 2011	4,690	12,005	255

Balance as at April 1, 2011	4,690	12,005	255
Amortization for the year	465	943	108
Impairment loss	—	1,040	—
Deletions	—	(87)	—
Effect of changes in foreign exchange rates	160	669	33

Balance as at March 31, 2012	5,315	14,570	396

Net carrying amount
As at April 1, 2010	4,598	6,328	450
As at March 31, 2011	4,381	7,995	491
As at March 31, 2012	4,218	6,393	467

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangible assets (continued)

[Continued from above table, first column repeated]

	Customer related intangibles	Others	Total
Gross carrying value/cost
Balance as at April 1, 2010	668	497	27,906
Additions through business combinations	—	—	321
Other additions	13	—	1,804
Deletions	—	(50)	(53)
Effect of changes in foreign exchange rates	5	(78)	894

Balance as at March 31, 2011	686	369	30,872

Balance as at April 1, 2011	686	369	30,872
Additions through business combinations	—	—	—
Other additions	11	86	127
Deletions	—	—	(213)
Effect of changes in foreign exchange rates	63	11	1,799

Balance as at March 31, 2012	760	466	32,585

Amortization/impairment loss
Balance as at April 1, 2010	494	248	16,107
Amortization for the year	66	45	1,186
Impairment loss	—	—	—
Deletions	—	—	—
Effect of changes in foreign exchange rates	2	1	513

Balance as at March 31, 2011	562	294	17,806

Balance as at April 1, 2011	562	294	17,806
Amortization for the year	57	13	1,586
Impairment loss	—	—	1,040
Deletions	—	—	(87)
Effect of changes in foreign exchange rates	50	7	919

Balance as at March 31, 2012	669	314	21,264

Net carrying amount
As at April 1, 2010	174	249	11,799

As at March 31, 2011	124	75	13,066

As at March 31, 2012	91	152	11,321

The selling, general and administrative expenses included 1,586, 1,186 and 1,479 of amortization of other intangible assets for the years ended March 31, 2012, 2011 and 2010, respectively. The weighted average remaining useful life of other intangibles was approximately 7.7 years as at March 31, 2012.

On March 31, 2011, the Company, through its wholly owned subsidiary Promius Pharma LLC, entered into an agreement with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.) (“Coria”) for the right to manufacture, distribute and market its Cloderm® (clocortolone pivalate 0.1%) product in the United States. Cloderm® is a cream used for treating dermatological inflammation, and is an existing U.S. FDA approved product. In addition to acquiring all relevant U.S. FDA product regulatory approvals and intellectual property rights (other than trademarks) associated with the Cloderm® product, the Company also acquired an underlying raw material supply contract and an exclusive license to use the trademark “Cloderm®” for a period of 8 years. The rights and ownership of this trademark would get transferred from Coria to the Company at the end of the 8th year, subject to payment of all royalties under the contract by the Company. Considerations for these transactions includes an upfront payment of 1,605 (U.S.$36) in cash and contingent consideration in the form of a royalty equal to 4% of the Company’s net sales of Cloderm® in the United States during the 8 year trademark license period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangible assets (continued)

Since the integrated set of assets acquired as part of these transactions does not meet the definition of a business, the acquisition was recorded as a purchase of an integrated set of complementary intangible assets with similar economic useful lives. Furthermore, contingent payments associated with future sales were also considered as an element of cost, as they were directly associated with the acquisition of absolute control over the product related intangibles and do not relate to any substantive future activities either by the Company or Coria. Accordingly, an amount of 171 (U.S.$4) was measured as management’s best estimate of the present value for the royalty payments over the 8 year trademark license period.

Product related intangibles acquired during the year ended March 31, 2010 includes an amount of 2,680 (U.S.$57), representing the value of re-acquired rights on the product portfolio that arose upon the exercise by I-VEN Pharma Capital Limited (“I-VEN”) of the portfolio termination value option under its research and development agreement with the Company entered into during the year ended March 31, 2005, as amended. Refer to Note 21 of these consolidated financial statements for further details.

Impairment losses recorded for the year ended March 31, 2010

Pursuant to the ongoing reforms in the German generic pharmaceutical market, further tenders were announced by several SHI funds during the year ended March 31, 2010. The Company had participated in these tenders through its wholly-owned subsidiary betapharm Arzneimittel GmbH (“betapharm”). The final results of a majority of these tenders were announced during the period ended December 31, 2009, with a lower than anticipated success rate for betapharm.

Due to these results, management had reassessed the impact of these tenders on its future forecasted sales and profits in the German generic pharmaceutical market and had determined it appropriate to significantly revise its estimates for fiscal years ended March 31, 2011 and thereafter. Accordingly, and in light of further deterioration and adverse market conditions in the German generic pharmaceuticals market as at December 31, 2009, the Company had reassessed the recoverable amounts of betapharm’s product- related intangibles, the cash generating unit which comprises these product-related intangibles, its trademark/brand “beta” and the related acquired goodwill (collectively referred to as the “betapharm CGU”). The recoverable amount of both the product-related intangibles and the betapharm CGU was based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amounts of both the product-related intangibles and the betapharm CGU were determined to be higher than their respective recoverable amounts. Accordingly, an impairment loss of 2,112 for the product related intangibles and 6,358 for goodwill in the betapharm CGU was recognized in the profit or loss. Of the impairment loss pertaining to the betapharm CGU, 5,147 was allocated to the carrying value of goodwill, thereby impairing the entire carrying value and the remaining 1,211 was allocated to the trademark/brand —‘beta’, which forms a significant portion of the betapharm CGU. No further impairment indicators were identified up to March 31, 2010.

The above impairment losses relate to the Company’s Global Generics segment.

The Company used the discounted cash flow approach to calculate the fair value less cost to sell, with the assistance of independent appraisers. The key assumptions considered in the calculation were as follows:

•

Revenue projections were based on the approved revised budgets for the fiscal year ended March 31, 2011, based on management’s analysis of current orders booked and the actual performance of betapharm during recent months. These projections took into account the expected long term growth rate in the German generics industry. Accordingly, based on the industry reports and other information, the Company projected a constant 1% decline in revenue on a year-on-year basis for betapharm’s existing products.

•	The net cash flows were discounted based on a post-tax discounting tax rate ranging from 7.44% to 9.34%.

During the year ended March 31, 2011, the Company participated in the new tender announced by the AOK (renewal of the tender products which were part of the AOK tender announced during the year ended March 31, 2009). The Company was successful in winning 12 products in the tender. The Company concluded that, due to the inconsequential favorable impact on its net margins, no adjustment to previously recorded impairments losses were necessary.

Impairment losses recorded for the year ended March 31, 2012

During the three months ended March 31, 2012, there were certain significant changes in the German generics pharmaceutical market that are expected to adversely impact the future operations of the Company’s German subsidiary, betapharm Arzneimittel GmbH (“betapharm”). Among other things, there was a reference pricing review which resulted in a reduction of the government mandated price of certain of betapharm’s products being sold and is expected to adversely affect its sales margins. In addition, one of the key SHI funds, Barmer GEK, announced a large sales tender which is expected to cause significant impact on the price realization of some of the key products of betapharm.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangible assets (continued)

As a result of such adverse market developments, the Company reassessed the recoverable amounts of betapharm’s product-related intangibles, and that of the cash generating unit which comprises these product-related intangibles and its trademark/brand “beta”. The recoverable amount of both the product-related intangibles and the betapharm cash generating unit was based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amount of certain product-related intangibles was determined to be higher than its recoverable amount. Accordingly, an impairment loss of 1,022 for the product related intangibles was recorded for the year ended March 31, 2012.

The above impairment losses relate to the Company’s Global Generics segment.

The Company used the discounted cash flow approach to calculate the fair value less cost to sell. The key assumptions considered in the calculation are as follows:

•

Revenue projections are based on the revised budgets for the fiscal year ending March 31, 2013, based on management’s analysis of current orders booked and the actual performance of betapharm during recent months. These projections take into account the expected long term growth rate in the German generics industry.

•	The net cash flows have been discounted based on a post-tax discounting tax rate ranging from 6.33% to 8.05%.

As at March 31, 2012, the carrying amount of the betapharm cash generating unit consisted of intangibles amounting to 6,294.

De-recognition of intangible assets during the year ended March 31, 2010

The Company acquired BASF Corporation’s pharmaceutical contract manufacturing business and manufacturing facility in Shreveport, Louisiana, in April 2008. As part of the purchase price, 482 was allocated to “customer related intangible assets” and “product-related intangibles”. 142 of the above allocation pertains to a contract with Par Pharmaceuticals Inc. (“Par”) relating to sales of ibuprofen to Par. During the year ended March 31, 2010, there was clear evidence of a decline in sales of ibuprofen to Par. Accordingly, as at December 31, 2009 the Company had written off the remaining carrying amount of 133 pertaining to this product and customer, as it expected no economic benefits from the use or disposal of these contracts in future periods. The amount de-recognized was disclosed as part of “impairment loss on other intangible assets” in the Company’s consolidated income statement.

De-recognition of intangible assets during the year ended March 31, 2012

Based on the recent business performance and evaluation of expected cash flows from certain customer related intangibles pertaining to the Company’s New Zealand business, an impairment loss of 18 was recorded for the year ended March 31, 2012.

10. Investment in equity accounted investees

Reddy Kunshan (Joint venture)

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2012 and 2011. Three directors of the Company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Investment in equity accounted investees (continued)

	As of/for the year ended March 31,
	2012	2011	2010
Ownership	51.3%	51.3%	51.3%
Total current assets	830	548	428
Total non-current assets	251	190	191

Total assets	1,081	738	619
Equity	554	379	373
Total current liabilities	527	359	245
Total non-current liabilities	—	1	1

Total liabilities	527	360	246
Revenues	1,237	818	791
Expenses	1,133	812	697

Profit for the year	104	6	94

The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2012, 2011 and 2010 was 54, 3 and 48, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2012 and 2011 was 368 and 313, respectively. The translation adjustment arising out of translation of foreign currency balances amounted to 97 and 63 as of March 31, 2012 and 2011, respectively.

11. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit) with banks. The details of such investments as of March 31, 2012 were as follows:

	Cost	Gain/(loss) recognized directly in equity	Fair value
Investment in units of mutual funds	2,070	10	2,080
Investment in equity securities	3	22	25
Term deposits with banks	8,668	—	8,668

	10,741	32	10,773

The details of such investments as of March 31, 2011 were as follows:

	Cost	Gain/(loss) recognized directly in equity	Fair value
Investment in units of mutual funds	—	—	—
Investment in equity securities	3	30	33
Term deposits with banks	—	—	—

	3	30	33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Inventories

Inventories consist of the following:

	As of March 31,
	2012	2011
Raw materials	6,472	4,777
Packing materials, stores and spares	1,311	1,115
Work-in-progress	4,974	4,220
Finished goods	6,595	5,947

Total inventories	19,352	16,059

During the years ended March 31, 2012, 2011 and 2010, the Company recorded inventory write-downs of 1,473, 1,237 and 1,011, respectively. These adjustments were included in cost of revenues. Cost of revenues for March 31, 2012, 2011 and 2010 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to 28,918, 22,411 and 23,656, respectively. The above table includes inventories amounting to 766 and 1,045, which are carried at fair value less cost to sell as at March 31, 2012 and 2011, respectively.

13. Trade receivables

	As of March 31,
	2012	2011
Due from related parties	214	101
Other trade receivables	25,626	17,973

	25,840	18,074
Less: Allowance for doubtful trade receivables	(501)	(459)

Trade receivables, net	25,339	17,615

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable, historical experience of collections from customers and the current economic environment. The activity in the allowance for impairment of trade account receivables is given below:

	Year Ended March 31,
	2012	2011
Balance at the beginning of the year	459	416
Provision for doubtful trade receivables	168	162
Trade receivables written off and charged to allowance	(126)	(119)

Balance at the end of the year	501	459

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14. Other assets

Other assets consist of the following:

	As of March 31,
	2012	2011
Current
Prepaid expenses	341	512
Advance payments to vendors	787	491
Balances and receivables from statutory authorities (1)	3,147	3,228
Due from related parties	—	—
Deposits	117	118
Advance to employees	42	44
Export benefits receivable (2)	967	1,156
Others	1,117	1,382

	6,518	6,931

Non-current
Deposits	363	228
Others	54	48

	417	276

	6,935	7,207

(1)

Balances and receivables from statutory authorities primarily consist of amounts deposited with the excise authorities of India and the unutilized excise input credits on purchases. These are regularly utilized to offset the Indian excise and service tax liability on goods produced by and services provided by the Company. Accordingly, these balances have been classified as current assets.

(2)	Refer to Note 3.l. for details regarding export entitlements.

15. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2012	2011
Cash balances	5	10
Balances with banks	4,771	5,247
Term deposits with banks	2,603	472

Cash and cash equivalents on the statement of financial position	7,379	5,729

Bank overdrafts used for cash management purposes	—	(69)

Cash and cash equivalents in the statement of cash flow	7,379	5,660

Balances with banks included restricted cash of 181 and 253, respectively, for the years ended March 31, 2012 and 2011, which consisted of:

•	30 as of March 31, 2012 and 20 as of March 31, 2011, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•

0 as of March 31, 2012 and 150 as of March 31, 2011, representing amounts in an escrow account for settlement of the payment due in respect of the Company’s exercise of the portfolio termination value option under its research and development agreement with I-VEN Pharma Capital Limited;

•

94 as of March 31, 2012 and 83 as of March 31, 2011, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom (Refer to Note 22 for details);

•	8 as of March 31, 2012 and 0 as of March 31, 2011, representing amounts deposited in escrow account as partial consideration for acquiring an intangible asset;

•	4 as of March 31, 2012 and 0 as of March 31, 2011, representing amount lying in escrow account pursuant to a research and cllaboration arrangement entered with Um Pharmauji Sdn. Bhd., Malaysia; and

•	45 as of March 31, 2012 and 0 as of March 31, 2011, representing amounts deposited with banks, as security, for obtaining bank guarantees.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16. Equity

	Year Ended March 31,
	2012	2011
Par value per share	5	5
Authorized share capital	1,200	1,200
Fully paid up share capital
As at April 1	846	844
Add: Shares issued on exercise of stock options	2	2

As at March 31	848	846

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

Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends (including dividend tax thereon) of 2,216, 2,219 and 1,233 during the years ended March 31, 2012, 2011 and 2010, respectively. The dividend paid per share was 11.25, 11.25 and 6.25 during the years ended March 31, 2012, 2011 and 2010, respectively.

At the Company’s Board of Directors’ meeting held on May 11, 2012, the Board proposed a dividend in the aggregate amount of 2,331, including the applicable dividend tax on distribution of such dividends amounting to 378 (the dividend per share amounting to 13.75), all of which is subject to the approval of the Company’s shareholders.

17. Earnings/(loss) per share

Basic earnings/(loss) per share

The calculation of basic earnings per share for the years ended March 31, 2012, 2011 and 2010 was based on the profit attributable to equity shareholders of 14,262, 11,040 and 1,068, respectively, and the weighted average number of equity shares outstanding, calculated as follows:

	Year Ended March 31,
	2012	2011	2010
Issued equity shares as of April 1	169,252,732	168,845,385	168,468,777
Effect of shares issued on exercise of stock options	217,156	283,264	238,200
Weighted average number of equity shares as of March 31	169,469,888	169,128,649	168,706,977

Diluted earnings/(loss) per share

The calculation of diluted earnings per share for the years ended March 31, 2012, 2011 and 2010 was based on the profit attributable to equity shareholders of 14,262, 11,040 and 1,068, respectively, and the weighted average number of equity shares outstanding, calculated as follows:

	Year Ended March 31,
	2012	2011	2010
Weighted average number of equity shares (Basic)	169,469,888	169,128,649	168,706,977
Dilutive effect of outstanding stock options	708,056	836,633	908,966
Weighted average number of equity shares (Diluted)	170,177,944	169,965,282	169,615,943

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings

Short term loans and borrowings

The Company had net short term borrowings of 15,844 as of March 31, 2012, as compared to 18,220 as of March 31, 2011. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Switzerland, Germany and the United States.

Short term borrowings consist of the following:

	As at March 31,
	2012	2011
Packing credit foreign currency borrowings	9,322	8,417
Other foreign currency borrowings	5,641	8,097
Borrowings on transfer of receivables	881	825
Rupee borrowings	—	950

	15,844	18,289

The interest rate profile of short term borrowings from banks is given below:

	As at March 31,
	2012	2011
Packing credit foreign currency borrowings	LIBOR+100 to 150 bps	LIBOR+ 50 to 175bps
Other foreign currency borrowings	LIBOR+125 bps	LIBOR+ 100 to 120bps
	EURIBOR+135 bps	EURIBOR+50 to 100bps
	8.35% to 20%	5% to 8%
Borrowings on transfer of receivables	7.75%	LIBOR+75 to 100bps
Rupee borrowings	—	8.75%

Transfer of financial asset

During the year ended March 31, 2011, the Company entered into a receivables transfer arrangement with Citibank, India, in which the Company transferred 2,215 (U.S.$49) of short term trade receivables in return for obtaining short term funds. As part of the transaction, the Company provided Citibank, India with credit indemnities over the expected losses of those receivables. Since the Company had retained substantially all of the risks and rewards of ownership of the trade receivables including the contractual rights to the associated cash flows, the Company continued to recognize the full carrying amount of the receivables and had recognized the cash received in respect of the transaction as short term borrowings. As of March 31, 2011, the carrying amount of the transferred short-term receivables that were subject to this arrangement was 838 (U.S.$18.78) and the carrying amount of the associated liability was 825 (U.S.$18.50). During the year ended March 31, 2012 the Company repaid the entire loan outstanding as at March 31, 2011.

In addition, during the year ended March 31, 2012, the Company entered into a similar receivables transfer arrangement with Citibank, India and Deutsche Bank, India, in which the Company transferred 2,198 (U.S.$18.65 and Russian roubles (“RUB”) 810) of short term trade receivables in return for obtaining short term funds. As of March 31, 2012, the carrying amount of the transferred short-term receivables that were subject to this arrangement was 916 (RUB 530) and the carrying amount of the associated liability was 881 (RUB 509).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term loans and borrowings

Long term loans and borrowings consist of the following:

	As at March 31,
	2012	2011
Foreign currency loan(1)	11,033	—
Obligations under finance leases	291	256
Bonus debentures(2)	5,042	5,027

	16,366	5,283

Less: Current portion
Foreign currency loan	—	—
Obligations under finance leases	31	12

	31	12

Non-current portion
Foreign currency loan	11,033	—
Obligations under finance leases	260	244
Bonus debentures	5,042	5,027

	16,335	5,271

(1)	See the below discussion of the long-term bank loan of the Company’s Swiss Subsidiary.
(2)	See the below discussion of the bonus debentures.

Long-term bank loan of Swiss Subsidiary

On September 28, 2011, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”), entered into a loan agreement providing for it to borrow the sum of 10,713 (U.S.$220), arranged by Citigroup Global Markets Asia Limited, The Bank of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., The Bank of Nova Scotia Asia Limited, Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”).

The term of the loan is for sixty months starting from September 30, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The loan carries an interest rate of U.S.$ LIBOR + 145 basis points. The parent company has guaranteed all obligations of the Swiss Subsidiary under loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.

•	Gearing ratio: The Company’s ratio of financial indebtedness shall not at any time exceed one times tangible net worth.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Swiss Subsidiary shall at all times maintain a positive net worth.

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the net worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS. As of March 31, 2012, the Company was in compliance with the foregoing financial covenants.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

As part of this arrangement, the Company incurred an amount of 182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they will be amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using effective interest rate method, as on March 31, 2012 and 2011 was 11,033 and 0 respectively.

Issuance of bonus debentures

As at March 31, 2011
Proceeds from issuance of bonus debentures	5,078
Issuance cost	(51)

Initial recognized amount	5,027

As explained in Note 34 of these consolidated financial statements, the Company during the year ended March 31, 2011 issued unsecured redeemable bonus debentures amounting to 5,078. In relation to the issuance, the Company has incurred directly attributable transaction cost amounting to 51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at the face value on March 23, 2014 and the Company is obliged to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity. The carrying amount of these bonus debentures, measured at amortized cost using the effective interest rate method, as on March 31, 2012 and 2011 was 5,042 and 5,027, respectively.

Undrawn lines of credit from bankers

The Company has undrawn lines of credit of 14,290 and 13,089 as of March 31, 2012 and 2011, respectively, from its bankers for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non derivative financial liabilities as of March 31, 2012 and 2011 was 11,634 and 8,398 respectively.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

	As at March 31,
	2012	2011
Foreign currency borrowings	LIBOR+145 bps	—
Bonus debentures	9.25%	9.25%

The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2012 were as follows:

Maturing in the year ending March 31,	Foreign currency loan	Obligation under finance lease	Debentures	Total
2013	—	31	—	31
2014	—	16	5,078	5,094
2015	2,798	11	—	2,809
2016	5,597	12	—	5,609
2017	2,798	11	—	2,809
Thereafter	—	210	—	210

	11,193	291	5,078	16,562

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2011 were as follows:

Maturing in the year ending March 31,	Foreign currency loan	Obligation under finance lease	Debentures	Total
2012	—	12	—	12
2013	—	10	—	10
2014	—	10	5,078	5,088
2015	—	10	—	10
2016	—	10	—	10
Thereafter	—	204	—	204

	—	256	5,078	5,334

Obligations under finance leases

The Company has leased buildings and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2012 were as follows:

Particulars	Present value of minimum lease payments	Interest	Future minimum lease payments
Not later than one year	31	5	36
Between one and five years	50	9	74
More than five years	210	1	196

	291	15	306

Future minimum lease payments under finance leases as at March 31, 2011 were as follows:

Particulars	Present value of minimum lease payments	Interest	Future minimum lease
Not later than one year	12	2	14
Between one and five years	40	6	57
More than five years	204	1	194

	256	9	265

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of Indian government-owned corporations.

The components of gratuity cost recognized in the income statement for the years ended March 31, 2012, 2011 and 2010 consists of the following:

	For the year ended March 31, 2012
	2012	2011	2010
Service cost	86	63	52
Interest cost	52	37	30
Expected return on plan assets	(36)	(33)	(25)
Recognized net actuarial (gain)/loss	11	2	6

Gratuity cost recognized in income statement	113	69	63

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2012	2011
Present value of unfunded obligations	28	25
Present value of funded obligations	646	585

Total present value of obligations	674	610
Fair value of plan assets	(624)	(490)

Present value of net obligations	50	120
Unrecognized actuarial gains and(losses)	(105)	(134)

Recognized(asset)/liability	(55)	(14)

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2012	2011
Defined benefit obligations at the beginning of the year	610	473
Service cost	86	63
Interest cost	52	37
Actuarial(gain)/loss	(11)	81
Benefits paid	(63)	(44)

Defined benefit obligation at the end of the year	674	610

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2012	2011
Fair value of plan assets at the beginning of the year	490	449
Expected return on plan assets	36	33
Employer contributions	155	47
Benefits paid	(63)	(44)
Actuarial gain/(loss)	6	5

Plan assets at the end of the year	624	490

Experience adjustments:

	Year Ended March 31,
	2012	2011	2010	2009
Defined benefit obligation	674	610	473	404
Plan assets	624	490	449	334

Surplus/(deficit)	(50)	(120)	(24)	(70)
Experience adjustments on plan liabilities	23	28	29	18
Experience adjustments on plan assets	6	5	27	(7)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:

The assumptions used to determine benefit obligations:

	Year Ended March 31,
	2012	2011	2010
Discount rate	8.60%	7.95%	7.50%
Rate of compensation increase	9% per annum for first year and 8% per annum thereafter	9% per annum for first 2 years and 8% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter
Expected long-term return on plan assets	8.60%	7.50%	7.50%

The assumptions used to determine gratuity cost:

	Year Ended March 31,
	2012	2011	2010
Discount rate	7.95%	7.50%	7.15%
Rate of compensation increase	9% per annum for first 2 years and 8% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter	8% per annum for first 3 years and 6% per annum thereafter
Expected long-term return on plan assets	7.50%	7.50%	7.50%

Contributions: The Company expects to contribute 104 to the Gratuity Plan during the year ending March 31, 2013.

Plan assets: The Gratuity Plan’s weighted-average asset allocation at March 31, 2012 and 2011, by asset category, was as follows:

	As of March 31,
	2012	2011
Debt securities	—	—
Funds managed by insurers	99%	99%
Others	1%	1%

Pension, seniority and severance plans

All employees of the Company’s Mexican subsidiary, Industrias Quimicas Falcon de Mexico (“Falcon”), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based upon a pre-defined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

The components of net pension cost, seniority premium and severance pay recognized in the income statement for the years ended March 31, 2012, 2011 and 2010 consist of the following:

	Year Ended March 31,
	2012	2011	2010
Service cost	18	16	14
Interest cost	29	25	24
Expected return on plan assets	(26)	(27)	(20)
Actuarial(gain)/loss	9	6	8

Pension cost recognized in income statement	30	20	26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Employee benefits (continued)

Pension, seniority and severance plans (continued)

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2012	2011
Present value of unfunded obligations	29	27
Present value of funded obligations	287	332

Total present value of obligations	316	359
Fair value of plan assets	(197)	(259)

Present value of net obligations	119	100
Unrecognized actuarial losses	(124)	(127)

Recognized asset	(5)	(27)

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2012	2011
Defined benefit obligations at the beginning of the year	359	310
Service cost	18	16
Interest cost	29	25
Actuarial(gain)/loss	(11)	16
Foreign exchange differences	26	10
Benefits paid	(105)	(18)

Defined benefit obligation at the end of the year	316	359

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2012	2011
Fair value of plan assets at the beginning of the year	259	249
Expected return on plan assets	27	27
Employer contributions	8	17
Benefits paid	(105)	(18)
Actuarial gain/(loss)	(10)	(26)
Foreign exchange differences	18	10

Plan assets at the end of the year	197	259

Experience adjustments

	Year Ended March 31,
	2012	2011	2010	2009
Defined benefit obligation	316	359	310	244
Plan assets	197	259	249	176
Surplus/(deficit)	(119)	(100)	(61)	(68)
Experience adjustments on plan liabilities	(20)	12	1	80
Experience adjustments on plan assets	(9)	(23)	35	(46)

Contributions: The Company expects to contribute 43 to the Falcon defined benefit plans during the year ending March 31, 2013.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Pensions, seniority and severance plan (continued)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are as follows:

Assumptions used to determine pension benefit obligations:

	Year Ended March 31,
	2012	2011	2010
Discount rate	7.50%	7.75%	7.91%
Rate of compensation increase	4.50%	4.50%	4.50%
Expected long-term return on plan assets	9.25%	9.75%	10.50%

Assumptions used to determine pension cost:

	Year Ended March 31,
	2012	2011	2010
Discount rate	7.75%	7.91%	9.50%
Rate of compensation increase	4.50%	4.50%	4.50%
Expected long-term return on plan assets	9.75%	10.50%	10.50%

Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2012 and 2011, by asset category is as follows:

	As of March 31,
	2012	2011
Equity	53%	51%
Others	47%	49%

Provident fund benefits

In addition to the above benefits, all employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed 289, 258 and 195 to the provident fund plan during the years ended March 31, 2012, 2011 and 2010, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed 75, 70 and 70 to the 401(k) retirement savings plan during the years ended March 31, 2012, 2011 and 2010, respectively.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed 101, 80 and 78 to the National Insurance during the years ended March 31, 2012, 2011 and 2010, respectively.

Employee benefit expenses, including share based payments, incurred during the years ended March 31, 2012, 2011 and 2010 amounted to 16,927, 14,109 and 12,843, respectively.

Superannuation benefits

The senior officers of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed 52, 49 and 47 to the superannuation plan during the years ended March 31, 2012, March 31, 2011 and 2010, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Long service benefit recognition

During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary. During the years ended March 31, 2012, 2011 and 2010, the Company recorded expense of 15, 10 and 53, respectively, under the scheme.

The components of such benefit cost recognized in the income statement for the years ended March 31, 2012, 2011 and 2010 consists of the following:

	Year Ended March 31,
	2012	2011	2010
Service cost	9	6	—
Interest cost	6	4	—
Expected return on plan assets	—	—	—
Actuarial (gain)/loss	—	—	—
Past service cost	—	—	53

Pension cost recognized in income statement	15	10	53

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2012	2011
Present value of unfunded obligations	76	69
Present value of funded obligations	—	—
Total present value of obligations	76	69

Fair value of plan assets	—	—

Present value of net obligations	76	69
Unrecognized actuarial losses	(4)	(8)

Recognized Liability	72	61

Details of changes in the present value of defined benefit obligation are as follows:

	As of March 31,
	2012	2011
Defined benefit obligations at the beginning of the year	69	53
Service cost	9	6
Interest cost	6	4
Actuarial (gain)/loss	(4)	8
Past service cost	—	—
Benefits paid	(4)	(2)

Defined benefit obligation at the end of the year	76	69

The Company has not earmarked any specific assets for such defined benefit obligation and, accordingly, it is unfunded.

Experience adjustments:

	Year Ended March 31,
	2012	2011	2010	2009
Defined benefit obligation	76	69	53	—
Plan assets	—	—	—	—

Surplus/(deficit)	(76)	(69)	(53)	—
Experience adjustments on plan liabilities	—	1	—	—
Experience adjustments on plan assets	—	—	—	—

Contributions: The Company expects to contribute 10 during the year ending March 31, 2013.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Long service benefit recognition (continued)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the long service benefit cost are as follows:

Assumptions used to determine defined benefit obligations:

	Year Ended March 31,
	2012	2011	2010
Discount rate	8.60%	7.95%	7.50%
Rate of compensation increase	9% per annum for the first year and 8% per annum thereafter	9% per annum for first 2 years and 8% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter
Expected long-term return on plan assets	—	—	—

The assumptions used to determine long service benefit cost:

	Year Ended March 31,
	2012	2011	2010
Discount rate	7.95%	7.50%	7.50%
Rate of compensation increase	9% per annum for first 2 years and 8% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter
Expected long-term return on plan assets	—	—	—

Long term incentive plan

During the year ended March 31, 2011, Aurigene Discovery Technologies Limited (a 100% subsidiary of the Company) introduced a new long term employment defined benefit scheme under which all eligible employees of Aurigene Discovery Technologies Limited will be incentivized based on the year on year growth in the profitability of Aurigene Discovery Technologies Limited. Payment to all the eligible employees will be made three years after they fall due. Accordingly, the Company has valued the liability through an independent actuary. As of March 31, 2012 and 2011, the Company had liabilities of 21, and 40, respectively, under the scheme.

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

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of Options reserved under category A	Number of Options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Employee stock incentive plans (continued)

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”) (continued):

Stock options activity under the DRL 2002 Plan for the two categories of options is as follows:

	Year Ended March 31, 2012
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted- average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	21,000	373.50-448.00	444.45	67
Granted during the year	—	—	—	—
Expired/forfeited during the period	—	—	—	—
Exercised during the period	(10,000)	448.00	448.00	—

Outstanding at the end of the period	11,000	373.50-448.00	441.23	65

Exercisable at the end of the period	1,000	373.50	373.50	19

	Year Ended March 31, 2012
Category B — Par Value Options	Shares arising out of options	Range of exercise prices	Weighted- average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	697,161	5.00	5.00	72
Granted during the period	262,520	5.00	5.00	91
Expired/forfeited during the period	(61,842)	5.00	5.00	—
Exercised during the period	(254,683)	5.00	5.00	—

Outstanding at the end of the period	643,156	5.00	5.00	70

Exercisable at the end of the period	70,551	5.00	5.00	38

	Year Ended March 31, 2011
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted- average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	100,000	362.50-531.51	403.02	38
Granted during the year	—	—	—	—
Expired/forfeited during the period	(9,000)	373.50-531.51	443.73	—
Exercised during the period	(70,000)	362.50-442.50	385.36	—

Outstanding at the end of the period	21,000	373.50-448	444.45	67

Exercisable at the end of the period	11,000	373.50-448	441.23	55

	Year Ended March 31, 2011
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category B — Par Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	785,007	5.00	5.00	72
Granted during the period	284,070	5.00	5.00	91
Expired/forfeited during the period	(78,620)	5.00	5.00	—
Exercised during the period	(293,296)	5.00	5.00	—

Outstanding at the end of the period	697,161	5.00	5.00	72

Exercisable at the end of the period	52,106	5.00	5.00	41

The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2012 and 2011 was 1,567 and 920, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2012 and 2011 was 407 and 489, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2012 and 2011 was 1,561 and 1,426, respectively. As of March 31, 2012, options outstanding under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of 1,146 and options exercisable under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of 126.

The term of the DRL 2002 plan expired on January 29, 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, resolved to extend the term of the DRL 2002 plan for a period of 10 years with effect from January 29, 2012, subject to the approval of shareholders. A resolution to this effect has been proposed for approval of the shareholders at the Company’s Annual General Meeting to be held on July 20, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

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

No options have been granted under Category A as of March 31, 2012. Stock options activity for category B options under the DRL 2007 Plan is as follows.

	Year Ended March 31, 2012
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category B — Par Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	124,559	5.00	5.00	74
Granted during the period	56,060	5.00	5.00	89
Expired/forfeited during the period	(19,789)	5.00	5.00	—
Exercised during the period	(42,931)	5.00	5.00	—

Outstanding at the end of the period	117,899	5.00	5.00	73

Exercisable at the end of the period	6,564	5.00	5.00	47

	Year Ended March 31, 2011
			Weighted-	Weighted-average
	Shares arising	Range of exercise	average exercise	remaining contractual
Category B — Par Value Options	out of options	prices	price	life (months)
Outstanding at the beginning of the period	112,390	5.00	5.00	74
Granted during the period	58,660	5.00	5.00	89
Expired/forfeited during the period	(2,440)	5.00	5.00	—
Exercised during the period	(44,051)	5.00	5.00	—

Outstanding at the end of the period	124,559	5.00	5.00	74

Exercisable at the end of the period	3,364	5.00	5.00	49

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2012 and 2011 was 1569 and 920, respectively. The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the year ended March 31, 2012 and 2011was 67 and 62, respectively. The weighted average share price on the date of exercise of options during the year ended March 31, 2012 and 2011was 1,566 and 1,425, respectively. As of March 31, 2012, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of 207 and options exercisable under the DRL 2007 Plan had an aggregate intrinsic value of 12.

The fair value of stock options granted under the DRL 2002 Plan and the DRL 2007 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”) (continued ):

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted under category B, the expected term of an option (or “option life”) is estimated based on the vesting term, contractual term, as well as expected exercise behavior of the employees receiving the option. In respect of fair market value options granted under category A, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

	Year Ended March 31, 2012	Year Ended March 31, 2011
Expected volatility	28.92%	34.34%
Exercise price	5	5
Option life	2.42 years	2.43 years
Risk-free interest rate	8.34%	6.04%
Expected dividends	0.7%	0.4%
Grant date share price	1,598.57	1,242.55

As explained further in Note 34, during the year ended March 31, 2011, the Company effected a scheme for issuance of bonus debentures to the shareholders of the Company. Per the terms of this approved scheme, the Compensation Committee of the Board of Directors of the Company has been authorized to reduce the existing exercise price of category A fair market value options by 30 per option as and when considered appropriate. The Compensation Committee resolved not to reduce the existing exercise price at its meeting held on May 12, 2011.

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):

Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc. (“Aurigene Discovery”), who have completed one full year of service with Aurigene and Aurigene Discovery. Aurigene reserved 4,550,000 of its ordinary shares for issuance under the Aurigene ESOP Plan. Under the Aurigene ESOP Plan, stock options were granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vested in periods ranging from one to three years, including certain options which vested immediately on grant, and generally had a maximum contractual term of three years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Employee stock incentive plans (continued)

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”) (continued):

During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.

Year Ended March 31, 2012
	Shares arising of options	Range of exercise prices	Weighted- average exercise price	Weighted-average remaining contractual out life (months)
Outstanding at the beginning of the period	1,009,090	10-14.99	11.94	21
Granted during the year	—	—	—	—
Exercised during the year	—	—	—	—
Expired/forfeited during the period	(1,009,090)	10-14.99	11.94	—

Outstanding at the end of the period	—	—	—	—

Exercisable at the end of the period	—	—	—	—

	Year Ended March 31, 2011
	Shares arising of options	Range of exercise prices	Weighted- average exercise price	Weighted-average remaining contractual out life (months)
Outstanding at the beginning of the period	1,012,331	10-14.99	11.95	34
Granted during the year	—	—	—	—
Exercised during the year	—	—	—	—
Expired/forfeited during the period	(3,241)	10-14.99	11.63	—

Outstanding at the end of the period	1,009,090	10-14.99	11.94	21

Exercisable at the end of the period	1,009,090	10-14.99	11.94	21

During the three months ended September 30, 2011, the Company cancelled all 1,009,090 stock options which were fully vested and outstanding under the Aurigene ESOP Plan, upon surrender of the options by the employees, and the Aurigene ESOP Plan was closed by a resolution of the shareholders. Accordingly, there were no stock options outstanding under the Aurigene ESOP Plan as of March 31, 2012.

Share-based payment expense

For the years ended March 31, 2012, 2011 and 2010, 326, 265 and 226, respectively, has been recorded as employee share-based payment expense under all employee stock incentive plans of the Company. As of March 31, 2011, there was approximately 268 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted- average period of 2.77 years.

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

The first tranche of 985(U.S.$23) was funded by I-VEN on March 28, 2005. This amount received from I-VEN was initially recorded as an advance and subsequently credited in the income statement as a reduction of research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e., a product filing as per the terms of the agreement) was considered to be completed once the appropriate ANDA was submitted by the Company to the U.S. FDA. Achievement of a milestone entitled the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product (which varied depending on whether the ANDA was a Paragraph III or Paragraph IV filing). Accordingly, based on product filings made by the Company through March 31, 2007, an aggregate amount of 933 was credited to research and development expense during the years ended March 31, 2005, 2006 and 2007.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Research and development arrangements (continued)

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

On October 1, 2010, the Company, DRL Investments Limited (a wholly-owned subsidiary of Dr. Reddy’s) and I-VEN’s beneficial interest holders consummated and settled the transaction by restructuring it as a purchase of the controlling interest in I-VEN by DRL Investments Limited in exchange for payment to the I-VEN beneficial interest holders of 2,680, including an amount of 150 set aside in an escrow fund for a period of 15 months for the purpose of funding certain indemnification obligations of such beneficial interest holders. Upon the completion of the 15 month period, the aforesaid set aside amount of 150 was paid out during the year ended March 31, 2012.

22. Provisions

Provisions consist of the following:

	As at March 31,
	2012	2011
Sales returns	1,339	980
Environmental liability	47	41
Legal	392	334
Others	195	—

	1,973	1,355

The details of changes in provisions during the year ended March 31, 2012 are as follows:

Particulars	Allowance for sales return (1)	Environmental Liability (2)	Legal	Others	Total
Balance as at April 1, 2011	980	41	334	—	1,355
Provision made during the year	1,335	6	58	195	1,594
Provision used during the year	(976)	—	—	—	(976)

Balance as at March 31, 2012	1,339	47	392	195	1,973

Current	1,339	—	392	195	1,926
Non-current	—	47	—	—	47

	1,339	47	392	195	1,973

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See Note 3.k. for details.
(2)

As a result of the acquisition of a unit of The Dow Chemical Company, the Company assumed a liability for contamination of the Mirfield site acquired amounting to 39 (carrying value 47). Because the seller is required to indemnify the Company for this liability, a corresponding asset has also been recorded in the statements of financial position. During the year ended March 31, 2011, the Company was required to provide security for such environmental liabilities and, accordingly, the Company has deposited 83 (carrying value 94) as additional security.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Provisions (continued)

The details of changes in provisions during the year ended March 31, 2011 are as follows:

Particulars	Allowance for sales return	Environmental Liability	Legal	Total
Balance as at April 1, 2010	839	39	255	1,133
Provision made during the year	731	2	79	812
Provision used during the year	(590)	—	—	(590)

Balance as at March 31, 2011	980	41	334	1,355

Current	980	—	334	1,314
Non-current	—	41	—	41

	980	41	334	1,355

23. Trade payables

Trade payables consist of the following:

	As at March 31,
	2012	2011
Due to related parties	95	82
Others	9,407	8,398

	9,502	8,480

24. Other liabilities

Other liabilities consist of the following:

	As at March 31,
	2012	2011
Current
Advance from customers	242	399
Statutory dues payable	339	235
Accrued expenses	10,568	7,140
Deferred revenue	207	104
Others	2,290	3,811

	13,646	11,689

Non-current
Statutory dues payable	40	45
Deferred revenue	267	328
Others	752	293

	1,059	666

	14,705	12,355

25. Revenue

Revenue consists of the following:

	Year Ended March 31,
	2012	2011	2010
Sales	94,401	72,952	68,616
Services	2,336	1,741	1,661

	96,737	74,693	70,277

Revenue includes excise duties of 405, 356 and 316 for the years ended March 31, 2012, 2011 and 2010, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Year Ended March 31,
	2012	2011	2010
Loss/(Profit) on sale of property, plant and equipment and intangibles, net	9	(271)	24
Sale of spent chemical	(382)	(255)	(209)
Negative goodwill on acquisition of business	—	(73)	—
Miscellaneous income	(402)	(596)	(432)
Settlement of legal claim from innovator (1)	10	80	48

	(765)	(1,115)	(569)

(1)

During the year ended March 31, 2012 and March 31, 2011, the Company recorded an amount of 10 and 80, respectively, as its best estimate of the probable liability arising out of the Company’s olanzapine litigation in Canada (Refer to Note 38 for details). As at March 31, 2012, the total provision on this matter was 162.

27. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	Year Ended March 31,
	2012	2011	2010
Interest income	377	105	249
Dividend and profit on sale of investments, net	161	68	48
Foreign exchange gain, net	689	—	72

	1,227	173	369

Foreign exchange loss, net	—	(57)	—
Interest expense on borrowings	(1,067)	(232)	(372)
Loss on extinguishment of debt	—	(73)	—

	(1,067)	(362)	(372)

Finance (expense)/income, net	160	(189)	(3)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Income taxes

a. Income tax (expense)/benefit recognized in the income statement

Income tax (expense)/benefit recognized in the income statement consists of the following:

	Year Ended March 31,
	2012	2011	2010
Current taxes (expense)/benefit
Domestic	(3,621)	(2,253)	(2,552)
Foreign	(733)	(673)	(684)

	(4,354)	(2,926)	(3,236)

Deferred taxes (expense)/benefit
Domestic	(424)	698	79
Foreign	574	825	2,172

	150	1,523	2,251

Total income tax (expense)/benefit in income statement	(4,204)	(1,403)	(985)

b. Income tax (expense)/benefit recognized directly in equity

Income tax (expense)/benefit recognized directly in equity consist of the following:

	Year Ended March 31,
	2012	2011	2010
Tax effect on changes in fair value of other investments	(3)	—	—
Tax effect on foreign currency translation differences	106	(59)	150
Tax effect on effective portion of change in fair value of cash flow hedges	757	—	(252)

	860	(59)	(102)

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2012, 2011 and 2010:

	Year Ended March 31,
	2012	2011	2010
Income/(loss) before income taxes and non-controlling interest	18,466	12,443	2,053
Enacted tax rate in India	32.45%	33.22%	33.99%
Computed expected tax benefit/(expense)	(5,992)	(4,134)	(698)
Effect of:
Differences between Indian and foreign tax rates	1,089	791	562
Impairment of goodwill	—	—	(1,598)
Unrecognized deferred tax assets	(563)	(230)	(134)
Expenses not deductible for tax purposes	(459)	(207)	(87)
Share-based payment expense not deductible for tax purposes	(88)	(72)	(55)
Interest expense not deductible for tax purposes	(34)	(18)	(32)
Income exempt from income taxes	168	714	746
Foreign exchange differences	236	105	(142)
Incremental deduction allowed for research and development costs	1,332	1,422	409
Effect of change in tax rate	(13)	103	(77)
Others	120	123	121

Income tax benefit/(expense)	(4,204)	(1,403)	(985)

Effective tax rate	23%	11%	48%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Income Taxes (continued)

The increase in the Company’s effective tax rate during the year ended March 31, 2012 was primarily attributable to the following factors:

•

reduced tax incentives, as well as expiration of a tax holiday period, under Indian laws which applied to certain of the company’s facilities located in India, amounting to an increase in the effective tax rate by 4%.

•	higher revenues from the launch of Company’s product olanzapine in the United States, amounting to an increase in the effective tax rate by approximately 3%; and

•

the unfavorable impact of changes in the profit mix of the Company’s subsidiaries (i.e. a decrease in the proportion of profit from subsidiaries with lower tax rates and an increase in the proportion of profit from subsidiaries with higher tax rates) coupled with an increase in expenses not deductible for tax purposes.

The rate of weighted deduction on the Company’s eligible research and development expenditure was equal to 200% for the years ended March 31, 2012 and 2011. Decrease in our eligible research and development expenditure did not cause any significant impact on the effective tax rate.

During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and objected to certain tax positions taken in those years’ income tax returns filed by betapharm. The Company’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, was 302 (EUR 5). Accordingly, the Company recorded such amount as additional current tax expense in the income statement for the year ended March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain preexisting income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to 324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims would lapse and be time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). Upon receipt of such preliminary tax demands, the management of betapharm initiated the process of exercising such indemnity rights against the sellers of betapharm and had concluded that as of March 31, 2010 the Company’s recovery of the full tax amounts demanded by the German tax authorities was virtually certain. Accordingly, a separate asset amounting to 302 (EUR 5) representing such indemnity rights against the sellers was recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense for the year ended March 31, 2010.

During the year ended March 31, 2012, the aforesaid German tax audits for the period 2001 to 2004 were completed and a portion of the liability was determined and the payments were made accordingly. The sellers of betapharm paid the Company a corresponding amount pursuant to the Company’s indemnity rights described above.

There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.

d. Unrecognized deferred tax assets and liabilities

Changes in unrecognized deferred tax assets and liabilities during the years ended March 31, 2012 and 2011 are summarized below:

	As at April 1, 2010	Additions	Recognition	As at March 31, 2011	Additions	Recognition/ expired	As at March 31, 2012
Deductible temporary differences, net	124	10	—	134	268	—	402
Operating tax loss carry forward	1,131	220	(176)	1,175	295	(304)	1,166

	1,255	230	(176)	1,309	563	(304)	1,568

During the year ended March 31, 2012, the Company did not recognize deferred tax assets on tax losses of 295 pertaining primarily to Dr. Reddy's Laboratories New York, Inc., Aurigene Discovery Technologies Inc., Dr. Reddy’s Laboratories (Australia) Pty Ltd. and Dr. Reddy's SRL. Based on future projections, the Company believes that it is not probable that future taxable profits will be available against which the Company can utilize these benefits. The above tax losses expire at various dates ranging from 2015 through 2032.

During the year ended March 31, 2012, 304 in tax losses in certain tax jurisdictions expired. This primarily represents tax losses in APR LLC and Dr. Reddys SRL carried forward from past fiscal years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Income Taxes (continued)

Deferred tax liabilities amounting to 6,208 and 5,183 have not been recognized on temporary differences as at March 31, 2012 and 2011, respectively, related to investments in subsidiaries because it is probable that the temporary differences will not reverse in the foreseeable future.

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,
	2012	2011
Deferred tax assets:
Inventory	1,130	819
Minimum alternate tax	—	862
Trade receivables	350	174
Operating tax loss carry-forward	1,152	1,233
Other current liabilities	890	137
Others	269	286

Total deferred tax assets	3,791	3,511

Deferred tax liabilities:
Property, plant and equipment	(694)	(700)
Other intangible assets	(2,065)	(2,463)
Others	(199)	(435)

Total deferred tax liabilities	(2,958)	(3,598)

Net deferred tax asset/(liability)	833	(87)

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

Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2015 through 2032.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Income Taxes (continued)

f. Movement in temporary differences during the years ended March 31, 2012 and 2011.

	As at April 1, 2010	Movement	Recognized in equity	Acquired in business combination	As at March 31, 2011
Deferred tax assets:
Inventory	602	217	—	—	819
Minimum alternate tax	—	862	—	—	862
Trade receivables	233	(59)	—	—	174
Operating tax loss carry-forward	950	283	—	—	1,233
Other current liabilities	100	37	—	—	137
Others	294	(8)	—	—	286

Total deferred tax assets	2,179	1,332	—	—	3,511

Deferred tax liabilities
Property, plant and equipment	(589)	(111)	—	—	(700)
Intangible assets	(2,464)	46	—	(45)	(2,463)
Others	(564)	198	(69)	—	(435)

Total deferred tax liabilities	(3,617)	133	(69)	(45)	(3,598)

Net deferred tax assets/(liabilities)	(1,438)	1,465	(69)	(45)	(87)

[Continued from above table, first column(s) repeated]

	As at March 31, 2011	Movement	Recognized in equity	Acquired in business combination	As at March 31, 2012
Deferred tax assets:
Inventory	819	311	—	—	1,130
Minimum alternate tax	862	(862)	—	—	—
Trade receivables	174	176	—	—	350
Operating tax loss carry-forward	1,233	(81)	—	—	1,152
Other current liabilities	137	(4)	757	—	890
Others	286	(44)	27	—	269

Total deferred tax assets	3,511	(504)	784	—	3,791

Deferred tax liabilities
Property, plant and equipment	(700)	6	—	—	(694)
Intangible assets	(2,463)	398	—	—	(2,065)
Others	(435)	239	(3)	—	(199)

Total deferred tax liabilities	(3,598)	643	(3)	—	(2,958)

Net deferred tax assets/(liabilities)	(87)	139	781	—	833

(1)	Movement during the year ended March 31, 2012 and 2011 includes the amounts of (11) and (58), respectively, which represent exchange differences arising due to foreign currency translations.

As per Indian tax laws, companies are liable for a Minimum Alternative Tax (“MAT” tax) when current tax computed under provisions of the Income Tax Act, 1961 (“Tax Act”) is determined to be below the MAT tax computed under section 115JB of the Tax Act. The excess of MAT tax over current tax is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 10 years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Income Taxes (continued)

During the year ended March 31, 2011, the Company paid a MAT tax, as the current tax was lower than the MAT tax.Accordingly, the Company was carrying the excess tax paid of 862 as a MAT credit in its books. During the year ended March 31, 2012, the entire MAT credit of 862 was utilized, since current tax computed under the Indian tax provisions was higher than the MAT tax.

As explained in Note 6 of these consolidated financial statements, during the year ended March 31, 2011 the Company consummated a business combination involving certain assets of Glaxosmithkline LLC and Glaxo Group Limited. As part of the purchase price allocation, the Company recognized a deferred tax liability arising on account of acquired intangible assets amounting to 45.

29. Operating leases

The Company leases offices, residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of these leases include rent escalation clauses. Rental expense under these leases was 523, 419 and 519 for the years ended March 31, 2012, 2011 and 2010, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2012	2011	2010
Less than one year	236	216	162
Between one and five years	403	415	318
More than five years	—	—	—

	639	631	480

Deferred rental obligations under these leases were 0, 7 and 55 as at March 31, 2012, 2011 and 2010, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for availing packaging services for formulation products;

•	Ecologics Technologies Limited for providing analytical services;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

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

The following is a summary of significant related party transactions:

	Year Ended March 31,
	2012	2011	2010
Purchases from significant interest entities	1,020	486	275
Sales to significant interest entities	640	391	156
Services to significant interest entities	1	—	4
Contribution to a significant interest entity towards social development and research and development	127	125	151
Hotel expenses paid to significant interest entities	19	20	13
Advances paid to significant interest entities for purchase of land	—	—	367
Lease rental paid to key management personnel and their relatives	31	29	27

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

•	During the year ended March 31, 2010, the Company purchased land from a significant interest entity for a purchase price of 21.

The following table describes the components of compensation paid to key management personnel:

	Year Ended March 31,
	2012	2011	2010
Salaries and other benefits	197	161	228
Contributions to defined contribution plans	12	10	7
Commission to directors	299	267	240
Share-based payments	57	56	36

Total	565	494	511

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

The Company has the following amounts due from related parties:

	As at March 31,
	2012	2011
Significant interest entities(1)	214	114
Key management personnel	5	5

(1)	Primarily consists of trade receivables for sales of the Company’s products to significant interest entities in the ordinary course of business.

As at March 31, 2010, the Company had advanced 1,447 for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in the Company’s audited consolidated financial statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010.

During the year ended March 31, 2011, the Company completed the acquisition of this special purpose entity and has therefore obtained control over the land. Consequently, an amount of 1,447 has been classified out of “capital work-in-progress” and included as cost of land acquired as at March 31, 2011.

The Company has the following amounts due to related parties:

	As at March 31,
	2012	2011
Significant interest entities	95	81
Key management personnel	0	1

31. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2012 were as follows:

	Note	Loans and receivables	Available for sale	Trade and other payables	Derivate financial instruments	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	15	7,379	—	—	—	7,379	7,379
Other investments	11	8,668	2,105	—	—	10,773	10,773
Trade receivables	13	25,339	—	—	—	25,339	25,339
Derivative financial asset		—	—	—	7	7	7
Other assets	14	2,285	—	—	—	2,285	2,285

Total		43,671	2,105	—	7	45,783	45,783

Liabilities:
Trade payables	23	—	—	9,502	—	9,502	9,502
Derivative financial liability		—	—	—	1,830	1,830	1,830
Long-term loans and borrowings	18	—	—	16,366	—	16,366	16,132
Bank overdraft, short-termloans and borrowings	15 & 18	—	—	15,844	—	15,844	15,844
Other liabilities and provisions	22 & 24	—	—	14,622	—	14,622	14,622

Total		—	—	56,334	1,830	58,164	57,930

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

Level 3 — Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:

Particulars	Level 1	Level 2	Level 3	Total
Available for sale — Financial asset—Investments in units of mutual funds	2,080	—	—	2,080
Available for sale — Financial asset—Investment in equity securities	25	—	—	25
Derivative financial instruments—gain/(loss) on outstanding foreign exchange forward and option contracts	—	(1,823)	—	(1,823)

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2011:

Particulars	Level 1	Level 2	Level 3	Total
Available for sale — Financial asset—Investments in units of mutual funds	—	—	—	—
Available for sale — Financial asset—Investment in equity securities	33	—	—	33
Derivative financial instruments—gain/(loss) on outstanding foreign exchange forward and option contracts	—	784	—	784

Derivative financial instruments

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros. The Company uses forward contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial instruments (continued)

The counterparty for these contracts is generally a bank or a financial institution. The Company had a net liability of 1,823 as of March 31, 2012 as compared to a net asset of 784 as of March 31, 2011 towards these derivative financial instruments.

Hedges of highly probable forecasted transactions

The Company classifies its option and forward contracts that hedge foreign exchange risk associated with its highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is immediately recorded in the income statement as a finance cost.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign exchange risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company recorded, as a component of equity, a net loss of 2,496, a net gain of 37 and a net gain of 745 as a component of equity for the years ended March 31, 2012, 2011 and 2010, respectively. The Company also recorded a net loss of 1,220, a net gain of 497 and 75 as part of revenue during the years ended March 31, 2012, 2011 and 2010, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of 1,950 as at March 31, 2012, as compared to a gain of 546 as at March 31, 2011.

Hedges of recognized assets and liabilities

Changes in the fair value of forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of the forward contracts and option contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of finance costs, a net gain of 404, 359, and 1,056, for the years ended March 31, 2012, 2011, and 2010 respectively.

Hedges of firm commitments

The Company has, during the year ended March 31, 2012, commenced the use of forward contracts and option contracts to hedge its exposure to changes in the fair value of firm commitment contracts on account of foreign exchange differences, and measures them at fair value. Any amount representing changes in the fair value of such forward contracts and option contracts is recorded in the income statement. The corresponding gain/loss representing the changes in the fair value of the hedged item attributable to hedged risk is also recognized in the income statement.

In respect of the aforesaid foreign exchange derivative contracts designated as hedges of firm commitment, the Company has recorded, as part of finance costs, a net loss of 0. As at March 31, 2012, there were no outstanding derivative contracts taken by the Company to hedge its exposure to changes in the fair value of firm commitment contracts on account of foreign exchange differences.

The following table gives details in respect of the notional amount of outstanding foreign exchange forward and option contracts:

	As of March 31,
	2012	2011
Forward contracts
In U.S. dollars (sell)	24,931	10,346
In U.S. dollars (buy)	—	201
In Euro (sell)	679	317
Option contracts
In U.S. dollars (sell)	19,027	15,385

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial instruments (continued)

The forward exchange contracts and option contracts mature between one to eighteen months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the statements of financial position date:

	As of March 31,
	2012	2011
Sell:
Not later than one month	11,413	6,382
Later than one month and not later than three months	10,518	7,180
Later than three months and not later than six months	6,782	3,790
Later than six month and not later than one year	12,871	8,696
Later than one year	3,053	—

Total	44,637	26,048

Buy:
Not later than one month	—	201
Later than one month and not later than three months	—	—
Later than three months and not later than six months	—	—
Later than six month and not later than one year	—	—

Total	—	201

32. Financial risk management

The Company’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company’s primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company’s risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company’s risk assessment and management policies and processes.

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

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2012. Of the total trade receivables, 19,996 as at March 31, 2012 and 13,992 as at March 31, 2011 consisted of customer balances that were neither past due nor impaired.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

32. Financial risk management (continued)

Financial assets that are past due but not impaired

The Company’s credit period for customers generally ranges from 20—180 days. The aging of trade receivables that are past due, net of allowance for doubtful receivables, is given below:

	As of March 31,
Period (in days)	2012	2011
1 – 90	4,820	3,218
90 – 180	317	275
More than 180	206	130

Total	5,343	3,623

See Note 13 for the activity in the allowance for impairment of trade receivables.

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

As of March 31, 2012 and 2011, the Company had unutilized credit limits from banks of 14,290 and 13,089, respectively.

As of March 31, 2012, the Company had working capital of 26,492 including cash and cash equivalents of 7,379, investments in term deposits (i.e., bank certificates of deposit) of 8,668 and investments in available-for-sale financial assets of 2,105. As of March 31, 2011, the Company had working capital of 6,578, including cash and cash equivalents of 5,729 and investment in available-for-sale financial assets of 33.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases which have been disclosed in Note 18) as at March 31, 2012:

Particulars	2013	2014	2015	2016	Thereafter	Total
Trade payables	9,502	—	—	—	—	9,502
Bank overdraft, short-term loans and borrowings	15,844	—	—	—	—	15,844
Other liabilities and provisions	14,112	30	26	25	671	14,864

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

32. Financial risk management (continued)

c. Market risk

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk- sensitive financial instruments including foreign currency receivables and payables and short term/or long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company’s foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, U.K. pound sterling and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles and Euros). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward and option contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted transactions, firm commitments and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 31 above.

In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•	an approximately 2,611 increase/decrease in the Company’s hedging reserve and an approximately 1,310 increase/decrease in the Company’s net profit as at March 31, 2012;

•	an approximately 1,592 increase/decrease in the Company’s hedging reserve and an approximately 1,057 increase/decrease in the Company’s net profit as at March 31, 2011; and

•	an approximately 1,888 increase/decrease in the Company’s hedging reserve and an approximately 746 increase/decrease in the Company’s net profit as at March 31, 2010.

In respect of the Company’s foreign currency borrowings designated in a cash flow hedge relationship, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such borrowings would have resulted in an approximately 1,163 increase/decrease in the Company’s hedging reserve as at March 31, 2012.

The following table analyzes foreign currency risk from financial instruments as at March 31, 2012:

	U.S. dollars	Euro	Russian roubles	Others (1)	Total
Assets:
Cash and cash equivalents	2,241	93	255	555	3,144
Other investments	1,526	—	—	81	1,607
Trade receivables	11,160	1,668	5,139	1,595	19,562
Other assets	1,032	68	80	171	1,351

Total	15,959	1,829	5,474	2,402	25,664

Liabilities:
Trade payables	2,194	126	94	290	2,704
Long-term loans and borrowings	11,248	—	8	—	11,256
Short-term loans and borrowings	9,488	1,323	1,936	34	12,781
Other liabilities and provisions	3,004	248	1,001	741	4,994

Total	25,934	1,697	3,039	1,065	31,735

(1)	Others include currencies such as U.K. pound sterling, Swiss franc, Venezuela bolivar, etc.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

32. Financial risk management (continued)

c. Market risk (continued)

The following table analyzes foreign currency risk from financial instruments as at March 31, 2011:

	U.S. dollars	Euro	Russian roubles	Others (1)	Total
Assets:
Cash and cash equivalents	3,002	49	451	526	4,028
Other investments	—	—	—	—	—
Trade receivables	8,136	977	3,022	1,388	13,523
Other assets	68	3	26	174	271

Total	11,206	1,029	3,499	2,088	17,822

Liabilities:
Trade payables	303	2	3	272	580
Long-term loans and borrowings	7	—	—	—	7
Short-term loans and borrowings	12,613	2,378	2,271	—	17,262
Other liabilities and provisions	1,031	2	633	662	2,328

Total	13,954	2,382	2,907	934	20,177

(1)	Others include currencies such as U.K. pound sterling, Swiss franc, Venezuela bolivar, etc.

For the years ended March 31, 2012, 2011 and 2010, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net loss/profit by approximately 587, 234 and 248, respectively.

Interest rate risk

As of March 31, 2012 and March 31, 2011, the Company had foreign currency loans of 23,334 carrying a floating interest rate of LIBOR plus 100-150 bps and 5,758 carrying a floating interest rate of LIBOR plus 52-80 bps, respectively. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. As of March 31, 2012, the Company had not entered into any interest rate swaps to hedge its interest rate risk.

For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 18 above.

For the years ended March 31, 2012, 2011 and 2010, every 10% increase or decrease in the floating interest rate component (i.e. LIBOR) applicable to its loans and borrowings would affect the Company’s net loss/profit by approximately 11, 16 and 11, respectively.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

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

33. Acquisition of non-controlling interest

Dr. Reddy’s Laboratories (Proprietary) Limited

During the year ended March 31, 2011, the Company acquired the non-controlling interest of 40% in Dr. Reddy’s Laboratories (Proprietary) Limited from Calshelf Investments 214 (Proprietary) Limited, as a result of which it became a wholly-owned subsidiary of the Company. The total purchase consideration was 525 (or, in South African Rand, ZAR 81).

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

Dr. Reddy’s Laboratories (Australia) Pty. Limited

During the year ended March 31, 2010, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration was 37 (AUD 1), which included an amount of 25 (AUD 0.6) contingent upon DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012.

During the year ended March 31, 2011, DRLA did not achieve the sales milestone upon which the consideration of 14 was contingent. Furthermore, DRLA did not achieve the milestone pertaining to the listing of products under the Pharmaceutical Benefit Scheme by end of March 31, 2012 upon which a balance consideration of 11 was contingent. In accordance with requirements of IFRS 3 (2008), the Company has recorded these changes in contingent consideration as a part of other (income)/expense in its consolidated income statements for the years ended March 31, 2011 and 2012.

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

The following is a summary of the key terms of the issuance:

Particulars	No. of instruments issued	Face value	Currency		Interest Rate	Maturity	Aggregate Face Amount	Redemption price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	5 each	(Indian Rupee	)	9.25% per annum	36 months	5,078	5 each (plus interest	)

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

•

Issuance of these bonus debentures was treated as a “deemed dividend” under section 2 (22) (b) of the Indian Income Tax Act, 1961 and accordingly, the Company was required to pay a dividend distribution tax.

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

Further, the dividend distribution tax paid by the Company on behalf of the shareholders in the amount of 843 has been recorded as part of a reduction from retained earnings in the consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred 846 and 19 out of the profits earned during the year ended March 31, 2012 and March 31, 2011, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of comprehensive income and statement of changes in equity.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible Indian rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. Therefore, in accordance with the deposit agreement between the Company and the Depositary, the bonus debentures issuable in respect of the shares underlying the Company’s ADRs were distributed to the Depositary, who sold such bonus debentures on April 8, 2011. The Depository converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the deposit agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

35. Agreement with Teva

On October 23, 2011, the Company received an approval and was awarded a 180-day period of marketing exclusivity from the U.S. FDA for olanzapine 20 mg tablets (a generic version of Eli Lilly’s Zyprexa®20 mg) for sale in the United States. The U.S. FDA also awarded a 180-day period of marketing exclusivity to Teva Pharmaceuticals USA, Inc. (“Teva”) for its olanzapine tablets in 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg dosages.

On April 12, 2011, the Company had entered into a commercialization, manufacture and supply agreement (the “Supply Agreement”) with Teva for the sale of olanzapine 20 mg tablets in the United States. Pursuant to the Supply Agreement, the Company supplies the required quantities of olanzapine 20 mg to Teva, and Teva markets these products in the United States. Accordingly, on October 24, 2011, sales of the olanzapine 20 mg tablets along with other strengths were launched by Teva in the United States in accordance with the Supply Agreement.

In consideration for such supply of olanzapine, Teva is required to pay, in addition to a base purchase price, a profit share to the Company computed based on the ultimate net sale proceeds realized by Teva, subject to any reductions or adjustments that are required by the terms of the Supply Agreement. Accordingly, a profit share amount of 4,500 (U.S.$100.7) has been recognized as revenue in the income statement for the year ended March 31, 2012. The aforesaid profit share amount is net of the losses recorded on account of cash flow hedges that the Company used to mitigate its foreign exchange exposure on profit share revenues accrued for sales of this product in the United States.

36. Letter from the U.S. Food and Drug Administration

The Company’s chemical manufacturing facility at Cuernavaca, Mexico (the “Mexico facility”) produces intermediates and active pharmaceutical ingredients (“API”) and steroids. During the month of November 2010, the U.S. FDA inspected the Company’s Mexico facility and issued audit observations relating to the process for manufacture of API and steroids, to which the Company responded by agreeing to implement certain corrective actions. Subsequently, on June 3, 2011, the Company received a warning letter from the U.S. FDA seeking further clarifications and corrective actions on some of the prior audit observations to which the Company had previously responded. Thereafter, on June 28, 2011, the U.S. FDA posted an import alert, or Detention without Physical Examination (“DWPE”), on its website for certain specified products manufactured at the Mexico facility. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website.

As a consequence of the DWPE alert, the Company’s Mexico facility is unable to export some API and steroids, with the exemption of naproxen and naproxen sodium, to U.S. customers until such time as the concerns raised by the U.S. FDA in their warning letter are addressed to their satisfaction and the DWPE alert is lifted. The Company subsequently worked collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. The Company’s Mexico facility was re-inspected by the U.S. FDA in March 2012 and issued two inspectional observations in Form FDA 483. The Company sent the U.S. FDA a timely response to the two remaining observations, and is awaiting a reply and final report.

The impact on the Company’s revenues for the year ending March 31, 2012 from API and steroid sales to U.S. customers affected by this DWPE, and to the Company’s generic products which include API impacted by this DWPE, was not material to the Company’s business. Further, the Company believes that the DWPE alert is of a temporary nature and that it is not expected to have a material long term effect on the Company’s Mexico operations. Nonetheless, the Company cannot be assured that satisfying the U.S. FDA’s concerns will not take longer than currently anticipated or that the U.S. FDA will not request additional corrective actions that would result in the DWPE remaining in effect longer than currently anticipated.

37. Joint Venture arrangement with FujiFilm Corporation

During the year ended March 31, 2012, the Company signed a Memorandum of Understanding with Fujifilm Corporation (“Fujifilm”) to enter into an exclusive partnership in the generics drugs business for the Japanese market and to establish a joint venture. Fujifilm Corporation will own 51% of the joint venture and the 49% balance will be owned by the Company. This joint venture will develop, manufacture and promote competitive and high quality generic drugs utilizing both Fujifilm Corporation’s advanced quality control technologies and the Company’s expertise in cost competitive production technologies. Japan is the world’s second largest pharmaceutical market (approximately $97 billion at consumer price level, according to IMS Health). The generics market in Japan is estimated to be approximately $11.6 billion and is characterized by low penetration—only approximately 23% of Japanese prescription drug sales by volume are generics products, as compared to approximately 70% in the United States. The Japanese generics market is expected to grow significantly over the coming years as a result of macroeconomic factors such as the rapidly ageing population and increasing healthcare funding gap. The proposed joint venture is expected to start contributing to the Company’s revenues only after a period of three to four years . A definitive agreement is expected to be signed by September 30, 2012.

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

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. Additionally in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. Based on its best estimate, the Company has recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is remote. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

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

The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which includes Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®) AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s generic product in the United States, arguing that they were likely to prevail on their claim that the Company infringed AMR's U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Company. Sanofi-Aventis and AMR posted security of U.S.$40 with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Company has not recorded any asset in the consolidated financial statements in connection with this product in the United States.

On January 28, 2011, the District Court of New Jersey ruled that, based on Sanofi-Aventis and AMR’s likely inability to prove infringement by the Company’s products, the preliminary injunction issued in June 2010 should be dissolved. Additionally, the court adopted the Company’s proposed claim construction for patent number 7,390,906. Aventis and AMR appealed the January 28, 2011 decisions of the District Court of New Jersey to the Federal Circuit of the United States Court of Appeals. The Company subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction was removed, all such sales are at risk pending final resolution of the litigation. Additionally, on April 27, 2011 a trial was held regarding two of the listed formulation patents 6,039,974 and 5,738,872 (on Allegra-D and Allegra-D12 products) that were asserted against the Company. The Company presented non-infringement and invalidity arguments for both and is awaiting a decision on this trial. In September 2011, Aventis withdrew its complaints regarding 7 of the 9 patents asserted against the Company, and thus only two of the patents (numbers 750,703 and 7,390,906) remain in dispute. In December 2011 and March 2012, the Federal Circuit of the U.S. Court of Appeals heard the arguments regarding the claim construction adopted by the District Court of New Jersey for patent number 7,390,906. The Company is awaiting the judgment from the Federal Circuit of the U.S. Court of Appeals. Subsequent to this, the Company expects to proceed to trial on the issues of infringement and validity.

If Aventis and AMR are ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

Product and patent related matters (continued)

Oxycodon, Germany litigation

Since 2007, the Company has sold “Oxycodon beta” (generic oxycontin) in Germany pursuant to a license and supply arrangement with Acino Holding Ltd. (formerly Cimex) (“Acino”). Since April 2007, there had been ongoing patent infringement litigation among Mundipharma International (“Mundipharma”), the innovator of generic oxycontin, and Acino and certain of its licensees of generic oxycontin. In January 2011, Mundipharma initiated a separate (secondary) legal action against the Company. The Company also signed a cost sharing agreement under which Acino agreed to share a portion of the losses resulting from any Mundipharma damage claim. In August 2011, Acino and Mundipharma entered into a settlement agreement for all patent litigation with respect to Acino’s oxycodone product and Mundipharma’s patents. As a result of this settlement agreement, all legal proceedings concerning Acino’s oxycodone product in Europe have been discontinued by all parties involved, and the Company is allowed to continue selling the oxycodone product in Germany.

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

For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on July 21, 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa patent invalid. Eli Lilly has filed an appeal from this decision. Pending resolution of such appeal, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 per acre for dry land and 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The matter is pending in the courts and the Company believes that the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.

Water pollution and air pollution

During the 3 months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) not manufacture products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totalling to 12.5.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

Environmental matters (continued)

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of the Company’s bank guarantee required by the APP Control Board to 6.25.

The Company has challenged the jurisdiction of APP Control Board in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities respectively.

A fact finding committee (“APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by the Company. Pursuant to such orders, the APP Committee visited the Company premises in April 2012 and is expected to file its report with the APP Appellate Board during the quarter ending September 30, 2012. The matter is pending before the APP Appellate Board for further hearing based on the APP Committee’s report.

In the first week of July 2012, the APP Control Board issued further show-cause notices and requested further information from some of the manufacturing companies located around Hyderabad and Visakhapatnam. The Company has also been requested to provide additional data and information and it has complied with the same. The Company is awaiting a response from the APP Control Board.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of 176 from the vendor, including penalties of 90. Through the same notice, the Central Excise Authorities issued a penalty claim of 70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding 226 from the vendor, including a penalty of 51. Through the same notice, the Central Excise Authorities issued a penalty claim of 7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding 34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to the Company by objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities during the period of March 2008 to September 2009, and demanded an amount of 102 plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding an amount of 102 plus a 100% penalty and interest thereon. The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

Furthermore, during the year ended March 31, 2012, the Central Excise Commissioner issued an additional show cause notice to the Company demanding an amount of 125 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period of October 2009 to March 2011. The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

Regulatory matters

In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”) In March 2008, the Attorney General of the State of Michigan and two other states issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. On July 8, 2011, the Company was notified that the Attorney Generals’ offices intended to conclude their respective investigations concerning the Company, and that the Company would be voluntarily dismissed without prejudice from the legal action. The Company has been discharged from the investigation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

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

39. Nature of Expense

The following table shows the expenses by nature:

	For the year ended March 31, 2012
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and Development expenses	Total
Employee benefits	6,044	9,611	1,272	16,927
Depreciation and amortization	2,728	2,106	379	5,213

	For the year ended March 31, 2011
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits	5,037	7,964	1,108	14,109
Depreciation and amortization	2,172	1,635	341	4,148

	For the year ended March 31, 2010
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and Development expenses	Total
Employee benefits	4,162	7,840	841	12,843
Depreciation and amortization	1,878	1,925	357	4,160

40. Subsequent events

Collaboration agreement with Merck Serono

During the three months ended June 30, 2012, the Company entered into a collaboration agreement with Merck Serono, a division of Merck KGaA, Darmstadt, Germany, to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies (MAbs). The partnership covers co-development, manufacturing and commercialization of the molecules included in the agreement. The agreement is based on full research and development cost sharing. Merck Serono will undertake commercialization globally, outside the United States, with the exception of select emerging markets which will be co-exclusive or where the Company maintains exclusive rights. The Company will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

Discontinuation of development of Terbinafine nail lacquer

During the three months ended June 30, 2012, the Company discontinued its research on terbinafine nail lacquer, a dermatology product, because the interim analysis of the blinded clinical trial data showed a lack of efficacy.