Form 20-F
period 2013-03-31
DR REDDYS LABORATORIES LTD
filed 2013-07-10
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2013

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

Saumen Chakraborty, Chief Financial Officer, +91-40-49002004, saumenc@drreddys.com

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

169,836,475 Equity Shares

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

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Yes  ☐    No  ☒

Currency of Presentation and Certain Defined Terms

In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. These standards include International Accounting Standards, or “IAS”, and their interpretations issued by the International Financial Reporting Interpretations Committee, or “IFRIC”, or its predecessor, the Standing Interpretations Committee, or “SIC”. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we,” “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this annual report on Form 20-F are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = 54.52, as published by Federal Reserve Board of Governors on March 29, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. As of July 5, 2013 that rate was 60.23 per U.S.$1.00.

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

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated income statement data for the years ended March 31, 2013, 2012, 2011, 2010 and 2009 and the selected consolidated statement of financial position data as of March 31, 2013, 2012, 2011, 2010 and 2009 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

	For the Year Ended March 31,
	2013		2013	2012	2011	2010	2009

			( in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	2,133	116,266	96,737	74,693	70,277	69,441
Cost of revenues		1,021	55,687	43,432	34,430	33,937	32,941
Gross profit	U.S.$	1,111	60,579	53,305	40,263	36,340	36,500
Selling, general and administrative expenses		616	33,584	28,867	23,689	22,505	21,020
Research and development expenses		141	7,674	5,911	5,060	3,793	4,037
Impairment loss on intangible assets		9	507	1,040	—	3,456	3,167
Impairment loss on goodwill		3	181	—	—	5,147	10,856
Other (income)/expense, net		(45)	(2,479)	(765)	(1,115)	(569)	254
Results from operating activities	U.S.$	387	21,112	18,252	12,629	2,008	(2,834)
Finance (expense)/income, net		8	460	160	(189)	(3)	(1,186)
Share of profit of equity accounted investees, net of income tax		2	104	54	3	48	24
Profit/(loss) before income tax	U.S.$	398	21,676	18,466	12,443	2,053	(3,996)
Income tax expense		(90)	(4,900)	(4,204)	(1,403)	(985)	(1,172)
Profit/(loss) for the year		308	16,776	14,262	11,040	1,068	(5,168)
Attributable to:
Equity holders of the Company		308	16,777	14,262	11,040	1,068	(5,168)
Non-controlling interests		(0)	(1)	—	—	—	—
Profit/(loss) for the year		308	16,776	14,262	11,040	1,068	(5,168)
Earnings/(loss) per share
Basic	U.S.$	1.81	98.82	84.16	65.28	6.33	(30.69)
Diluted	U.S.$	1.81	98.44	83.81	64.95	6.30	(30.69)
Weighted average number of equity shares used in computing earnings/(loss) per equity share*
Basic			169,777,458	169,469,888	169,128,649	168,706,977	168,349,139
Diluted			170,432,680	170,177,944	169,965,282	169,615,943	168,349,139
Cash dividend per equity share ( )**		0.25	13.75	11.25	11.25	6.25	3.75

*	Each ADR represents one equity share.
**	Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2013		2013	2012	2011	2010	2009
	( in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S.$	94	5,136	7,379	5,729	6,584	5,596
Total assets		2,611	142,369	119,477	95,005	80,330	83,792
Total long term debt, excluding current portion		232	12,625	16,335	5,271	5,385	10,132
Total equity	U.S.$	1,341	73,105	57,444	45,990	42,915	42,045

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2013 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = 54.52, as published by Federal Reserve Board of Governors on March 29, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

Year Ended March 31,	Period End	Average	High	Low
2009	50.87	46.32	51.96	39.73
2010	44.95	47.36	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.48	57.13	50.64

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2012	54.10	51.74
November 2012	55.70	53.75
December 2012	55.06	54.23
January 2013	55.20	53.21
February 2013	54.47	52.99
March 2013	54.92	54.06

On July 5, 2013, the noon buying rate in the city of New York was 60.23 per U.S. dollar.

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

Our future results of operations depend, to a significant degree, upon our ability to successfully develop and commercialize additional products in our Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products segments. We must develop, test and manufacture generic products as well as prove that our generic products are bio-equivalent or bio-similar to their branded counterparts, either directly or in partnership with contract research organizations. The development and commercialization process, particularly with respect to proprietary products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect or meet our standards of safety and efficacy. Necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Our approved products may not achieve expected levels of market acceptance. Furthermore, failure to manage our research and development collaboration arrangements with various partners and suppliers can result in delayed product filings and/or product launches.

If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities or regarding the manufacture of our products, or if a regulatory agency amends or withdraws existing approvals to market our products, it may delay or prevent us from developing or manufacturing our products.

Our research and development activities are heavily regulated. If we fail to comply fully with applicable regulations, then there could be a delay in the submission or approval of potential new products for marketing approval. In addition, the submission of an application to a regulatory authority does not guarantee that approvals required to market the product will be granted. Each authority may impose its own requirements and/or delay or refuse to grant approval, even when a product has already been approved in another country. In many of the international markets into which we sell our products, including the United States, the approval process for a new product is complex, lengthy and expensive. The time taken to obtain approval varies by country but generally takes from six months to several years from the date of application. This approval process increases the cost to us of developing new products and increases the risk that we will not be able to successfully sell such new products.

Regulatory agencies may at any time reassess the safety and efficacy of our products based on new scientific knowledge or other factors. Such reassessments could result in the amendment or withdrawal of existing approvals to market our products, which in turn could result in a loss of revenue, and could serve as an inducement to bring lawsuits against us. In our bio-similars business, due to the intrinsic nature of biologics, our bio-similarity claims can always be contested by our competitors, the innovator company and/or the applicable regulators.

Additionally, governmental authorities, including among others the U.S. Food and Drug Administration (“U.S. FDA”) and the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. If we or our third party suppliers fail to comply fully with such regulations or to take corrective actions which are mandated, then there could be a government-enforced shutdown of our production facilities or an import ban (e.g., see the description in Item 4.a. below of the June 2011 import ban for our manufacturing facility at Cuernavaca, Mexico), which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers, or we could be subjected to government fines. Failure to comply fully with such regulations could also lead to a delay in the approval of our new products.

Further, while physicians may prescribe products for uses that are not described in the product’s labeling and that differ from those approved by the U.S. FDA or other similar regulatory authorities (an “off label” use), we are permitted to market our products only for the indications for which they have been approved. The U.S. FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses, and significant liability can be imposed on manufacturers guilty of off-label marketing violations, including fines in the tens or hundreds of millions of dollars, as well as criminal sanctions. In case some of our products are prescribed off label, regulatory authorities such as U.S. FDA could take enforcement actions if they conclude that we or our distributors have engaged in off label marketing.

An increasing portion of our portfolio is “biologic” products. Unlike traditional “small-molecule” drugs, biologic drugs cannot be manufactured synthetically, but typically must be produced from living plant or animal micro-organisms. As a result, the production of biologic drugs that meet all regulatory requirements is especially complex. Even slight deviations at any point in the production process may lead to batch failures or recalls. In addition, because the production process is based on living micro-organisms, the process could be affected by contaminants that could impact those micro-organisms. In such an event, production shutdowns and extensive and extended decontamination efforts may be required.

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

Significant delays in the development of pathways for the registration and approval of such bio-similar products, or significant impediments that may be built into such pathways, could diminish the value of the investments we have made and will continue to make in our biotechnology capabilities. For example, in the healthcare reform legislation adopted in the United States, biosimilar products may not be approved for twelve years following approval of the branded biotechnology product. As a result, filings and launches of biosimilar products may be delayed significantly, adversely affecting our ability to develop a successful biosimilars business. The U.S. FDA is in the process of establishing regulations relating to biosimilars to implement the new healthcare legislation. These regulations, when ultimately adopted, could further complicate the process of bringing biosimilar products to market on a timely basis and could thus adversely affect our ability to develop a successful biosimilars business. While the U.S. FDA has issued guidelines, their guidelines contained features that could significantly prolong the biosimilar development process and failed to address other important concerns.

There has been a trend of increased regulatory review of over-the-counter products for safety and efficacy questions, which could potentially affect our over-the-counter products business.

Our over-the-counter products business sells over-the-counter medicines. In recent years, significant questions have arisen regarding the safety, efficacy and potential for misuse of certain over-the-counter medicine products. Litigation, particularly in the United States, sometimes gives rise to these questions. As a result, health authorities around the world have begun to re-evaluate some important over-the-counter products, leading to restrictions on the sale of some of them and even the banning of certain products. For example, in 2010, the U.S. FDA undertook a review of one cough medicine ingredient to consider whether over-the-counter sales of the ingredient remained appropriate. While the U.S. FDA has not, to date, changed the ingredient’s status, further regulatory or legislative action may follow. Additional actions and litigation regarding over-the-counter products are possible in the future. If the U.S. FDA or another regulator were to review one or more of our over-the-counter products for such purposes, and such review results in regulatory charges applicable to such product, it could have a significant adverse effect on our sales of such over-the-counter products and, thus, our overall profitability.

Risks from operations in certain countries susceptible to political or economic instability.

We expect to derive an increasing portion of our sales from regions such as Latin America, Russia and other countries of the former Soviet Union, Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political or economic instability.

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

In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products. Although our policies prohibit these third parties from making improper payments or otherwise engaging in improper activities to influence the procurement decisions of government agencies, physicians, pharmacies, hospitals or other health care professionals, we may not be able to effectively manage these third parties. Many of these third parties may not have adequate internal compliance resources. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible and subjected to civil and criminal penalties for the noncompliance of these third parties under applicable laws and regulations, including the U.S. Foreign Corrupt Practices Act, which may have a material adverse effect on our reputation and our business, financial condition or results of operations.

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

Historically, in the event a patient or group of patients suffered adverse events from taking the generic version of a branded drug in the United States, generic pharmaceutical manufacturers relied on U.S. laws which permitted them to pass that liability back to the innovator pharmaceutical company that originally brought the branded drug to market. However, in recent years, courts in the United States have begun to hold generic manufacturers directly responsible for the safety of their drugs and have found them to be strictly liable for injuries emanating from the use of generics.

Product liability claims, regardless of their merits or the ultimate success of the defense against them, are costly. Although we maintain product liability coverage with respect to products that we manufacture and the clinical trials that we conduct, if any product liability claim sustained against us is not covered by insurance or exceeds the policy limits, it could harm our business and financial condition.

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

Product liability insurance coverage for pharmaceutical companies is becoming more expensive and, from time to time, the pharmaceutical industry has experienced difficulty in obtaining desired amounts of product liability insurance coverage. As a result, it is possible that in the future, we may not be able to obtain the type and amount of coverage we desire at an acceptable price and self-insurance may become the sole commercially reasonable means available for managing the product liability risks of our business.

Reforms in the health care industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Our success depends, in part, on the extent to which government and health administration authorities, private health insurers and other third-party payors will pay for our products. Increasing expenditures for health care has been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. These pressures are particularly strong given the lingering effects of the recent global economic and financial crisis, including the ongoing debt crisis in certain countries in Europe. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. The existence of government-imposed price controls and mandatory discounts and rebates can limit the revenues we earn from our products.

We expect these efforts to continue as healthcare payors around the globe—in particular government-controlled health authorities, insurance companies and managed care organizations—step up initiatives to reduce the overall cost of healthcare.

India

India recently enacted the National Pharmaceuticals Pricing Policy, 2012. As a result, hundreds of drugs on India’s National List of Essential Medicines were identified and subjected to price controls in India. On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. As per this order, the prices of each of the drugs are determined based on the average of all drugs having an Indian market share of more than 1% by value. The individual drug price notifications are being released in a phased manner by the National Pharmaceutical Pricing Authority. Based on these notifications and, for the products where these notifications are not yet released, based on the information on prices of manufactures available as per IMS Health, we believe that we could be adversely impacted by approximately 3% to 5% of our annual revenues from sales of all of our products in India.

United States

In the United States, numerous proposals that would affect changes in the health care system have been introduced in Congress and in some state legislatures, including the enactment in December 2003 of expanded Medicare coverage for drugs, which became effective in January 2006.

Patient Protection and Affordable Care Act

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

In April 2013, we received an invoice from the United States Internal Revenue Service (the “IRS”) estimating our liability for the manufacturers’ fee for calendar year 2013 to be $12,251, based upon our calendar year 2011 sales of branded and authorized generic prescription drugs and biologics. We expect our sales of brand and authorized generic products during calendar year 2012 to the specified U.S. government programs to be below the threshold limit of $5 million, and thus we may not be subject to the fee for calendar year 2014, based on our calendar year 2012 sales.

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

•

The PPACA has pro-generic provisions that could increase competition in the generic pharmaceutical industry and therefore adversely impact our selling prices or costs and reduce our profit margins. Among other things, the PPACA creates an abbreviated pathway to U.S. FDA approval of “biosimilar” biological products and allows the first interchangeable bio-similar biological product 18 months of exclusivity, which could increase competition for our bio-similars business. Conversely, the PPACA has some anti-generic provisions that could adversely affect our bio-similars business, including provisions granting the innovator of a biological drug product 12 years of exclusive use before generic drugs can be approved based on being biosimilar.

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

On June 28, 2010 the Departments of Health and Human Services, Labor, and the Treasury jointly issued interim final regulations to implement the provisions of the PPACA that prohibit the use of preexisting condition exclusions, eliminate lifetime and annual dollar limits on benefits, restrict contract rescissions, and provide patient protections.

On January 27, 2012, The Centers for Medicare and Medicaid Services (“CMS”) issued its long awaited proposed rule implementing the Medicaid pricing and reimbursement provisions of the PPACA and related legislation. CMS accepted comments on this proposed rule through April 2, 2012, and issuance of the final rule by CMS is pending.

On June 28, 2012, the U.S. Supreme Court ruled on certain challenged provisions of the PPACA. The U.S. Supreme Court generally upheld the constitutionality of the PPACA, including its individual mandate that requires most Americans to buy health insurance starting in 2014, and ruled that the Anti-Injunction Act did not bar the Court from reviewing that the PPACA provision. However, the U.S. Supreme Court struck down the PPACA’s provisions requiring each state to expand its Medicaid program or lose all federal Medicaid funds. The Court did not invalidate the PPACA’s expansion of Medicaid for states that voluntarily participate; it only held that a state’s entire Medicaid funding cannot be withheld due to its failure to participate in the expansion.

Pending full implementation of the PPACA, we are continuing to evaluate all potential scenarios surrounding its implementation and the corresponding impact on our financial condition, results of operations and cash flow.

Germany

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

European Union

The European Union recently enacted the European Falsified Medicines Directive (Directive 2011/62/EU) to reform the rules for importing into the European Union active substances for medicinal products for human use. As of January 2, 2013, all imported active substances must have been manufactured in compliance with standards of good manufacturing practices (“GMP”) at least equivalent to the GMP of the European Union. The manufacturing standards in the European Union for active substances are those of the “International Conference for Harmonisation” — ICH Q7. As of July 2, 2013, this compliance must be confirmed in writing by the competent authority of the exporting country. The provisions of the Directive are intended to reduce the risk of counterfeit medicines entering the supply chain. In practice, the full implementation of the Directive by July 2013 could delay the import of API for many important medicines into European Union countries in those cases where manufacturers will be unable to supply the required documentation.

Russia

During the fiscal year ended March 31, 2012, Russia introduced Federal Law # 323, titled “On the Foundations of Healthcare for Russian Citizens”. Portions of this new law became effective on November 23, 2011 and the remainder became effective on January 1, 2012. This new law imposes stringent restrictions on interactions between (i) healthcare professionals, pharmacists, healthcare management organizations, opinion leaders (both governmental and from the private sector) and certain other parties (collectively referred to as “healthcare decision makers”), and (ii) companies that produce or distribute drugs or medical equipment and any representatives or intermediaries acting on their behalf, (collectively referred to as “medical product representatives”). Some of the key provisions of this law include prohibitions on:

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

Other

Governments throughout the world heavily regulate the marketing of pharmaceutical products. Most countries also place restrictions on the manner and scope of permissible marketing to government agencies, physicians, pharmacies, hospitals and other health care professionals. In certain countries certain prescribed marketing codes or guidelines are required to be followed by the pharmaceutical companies. Although our company policies prohibit our employees and third party distributors from violating such regulations, we may not be able to effectively prevent this, especially in markets that have historically been more susceptible to corruption. The effect of such regulations may be to limit the amount of revenue that we may be able to derive from a particular product. Moreover, if we or our third party distributors fail to comply fully with such regulations, then civil or criminal actions could be brought against us, which may have a material adverse effect on our reputation and our business, financial condition or results of operations.

If we are unable to patent new products and processes or to protect our intellectual property rights or proprietary information, or if we infringe on the patents of others, our business may be materially and adversely impacted.

Our overall profitability depends, among other things, on our ability to continuously and timely introduce new generic as well as proprietary products. Our success depends, in part, on our ability in the future to obtain patents, protect trade secrets, intellectual property rights and other proprietary information and operate without infringing on the proprietary rights of others. Our competitors may have filed patent applications, or hold issued patents, relating to products or processes that compete with those we are developing, or their patents may impair our ability to successfully develop and commercialize new products.

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

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements may be breached and we may not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. Therefore, despite all of our information security systems and practices, we may still not be able to ensure the confidentiality of information relating to such products.

If pharmaceutical companies are successful in limiting the use of generics through their legislative, regulatory and other efforts, sales of our generic products may be adversely impacted.

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

If pharmaceutical companies or other third parties are successful in limiting the use of generic products through these or other means, our sales of generic products may decline. If we experience a material decline in generic product sales, our results of operations, financial condition and cash flows may be significantly and adversely impacted.

If sales of authorized generic products are restricted, our sales of certain authorized generic products may suffer.

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

If we are unable to defend ourselves in patent challenges, we could be subject to injunctions preventing us from selling our products, or we could be subject to substantial liabilities that could adversely affect our profits.

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

Research and development efforts invested in our innovative pipeline may not achieve expected results.

In our Proprietary Products segment, our business model focuses on building a pipeline in the therapeutic areas of pain management, dermatology and infectious diseases. We must invest increasingly significant resources to develop innovative pharmaceuticals, both through our own efforts and through collaborations, in-licensing and acquisition of products from or with third parties. The development of innovative drugs involves processes and expertise different from those used in the development of generic drugs, which increases the risks of failure that we face. For example, the time from discovery to commercial launch of an innovative product can be 15 years or even longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive approval processes which can vary from country to country. The longer it takes to develop a product, the less time there will be for us to recover our development costs and generate profits.

During each stage, we may encounter obstacles that delay the development process and increase expenses, leading to significant risks that we will not achieve our goals and may be forced to abandon a potential product in which we have invested substantial amounts of time and money. These obstacles may include: preclinical failures; difficulty enrolling patients in clinical trials; delays in completing formulation and other work needed to support an application for approval; adverse reactions or other safety concerns arising during clinical testing; insufficient clinical trial data to support the safety or efficacy of the product candidate; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

Because of the amounts required to be invested in augmenting our innovative pipeline, in some cases we are reliant on partnerships and joint ventures with third parties, and consequently face the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals. There is a trend in the innovative pharmaceutical industry of seeking to “outsource” drug development by acquiring companies with promising drug candidates, and we face substantial competition from historically innovative companies for such acquisition targets. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profits.

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

If any of our plants or the operations of such plants are shut down, it may severely hamper our ability to supply our customers and we may continue to incur costs in complying with regulations, appealing any decision to close our facilities, maintaining production at our existing facilities and continuing to pay labor and other costs, which may continue even if the facility is closed. As a result, our overall operating expenses may increase and our profits may decrease significantly.

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

In our proprietary products business, many of our competitors have greater experience than we do in clinical testing, human clinical trials, obtaining regulatory approvals and in the marketing and sale of brand, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we need to emphasize to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise better established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

In our generics business, to the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity in the United States provided under the Hatch-Waxman Act of 1984, as amended, our sales and profit can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product or the launch of an authorized generic. Prices of generic drugs typically decline, often dramatically, especially as additional generic pharmaceutical companies receive approvals and enter the market for a given product. Consequently, our ability to sustain our sales and profitability of any product over time is dependent on both the number of new competitors for such product and the timing of their approvals.

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

Our generics business is also facing increasing competition from brand-name manufacturers who do not face any significant regulatory approvals or barriers to enter into the generics market. These brand-name companies sell generic versions of their products to the market directly or by acquiring or forming strategic alliances with our competitor generic pharmaceutical companies or by granting them rights to sell “authorized generics.” Moreover, brand-name companies continually seek new ways to delay the introduction of generic products and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling, or developing and marketing as over-the-counter products those branded products that are about to face generic competition.

Our competitors, which include major multinational corporations, are consolidating, and the strength of the combined companies could affect our competitive position in all of our business areas. Furthermore, if one of our competitors or their customers acquires any of our customers or suppliers, we may lose business from the customer or lose a supplier of a critical raw material. In addition, our increased focus on innovative and specialty pharmaceuticals requires much greater use of a direct sales force than does our core generic business. Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel. Competition for qualified sales personnel is intense. We may also need to enter into co-promotion, contract sales force or other such arrangements with third parties, for example, where our own direct sales force is not large enough or sufficiently well-aligned to achieve maximum penetration in the market. Any failure to attract or retain qualified sales personnel or to enter into third-party arrangements on favorable terms could prevent us from successfully maintaining current sales levels or commercializing new innovative and specialty products.

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

In addition, if we make one or more significant acquisitions in which the consideration includes equity shares or other securities, our equity shares may be significantly diluted and may result in a reduction of earnings per equity share. If we make one or more significant acquisitions in which the consideration includes cash, we may be required to use a substantial portion of our available cash or incur a significant amount of debt or otherwise arrange additional funds to complete the acquisition, which may result in a decrease in our net income and a consequential reduction in our earnings per equity share.

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

We handle dangerous materials including explosive, toxic and combustible materials such as acetyl chloride. If improperly handled or subjected to the wrong conditions, these materials could hurt our employees and other persons, cause damage to our properties and harm the environment. Also, increases in business and operations in our plants, and the consequent hiring of new employees, can pose increased safety hazards. Such hazards need to be addressed through training, industrial hygiene assessments and other safety measures and, if not carried out, can lead to industrial accidents. Any of the foregoing could subject us to significant litigation or adversely impact our other litigation matters then outstanding, which could lower our profits in the event we were found liable, and could also adversely impact our reputation. In a worst case scenario, this could also result in a government forced shutdown of our manufacturing plants, which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers and would harm our business and financial results.

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

A significant portion of our revenues are in currencies other than the Indian rupee, especially the U.S. dollar, the Euro, the Russian rouble and the U.K. pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in Indian rupees may decrease and our financial performance may be adversely impacted. This also exposes us to additional risks in the event of devaluations, hyperinflation or restrictions on the conversion of foreign currencies, such as the devaluation of the Venezuelan bolívar that occurred in February 2013.

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

Impairment charges or write downs in our books could have a significant adverse effect on our results of operations and financial results.

A substantial portion of the value of our assets pertains to various intangible assets and goodwill resulting from business combinations. The proportion of the intangible assets and goodwill to our total assets could increase significantly as we pursue various growth strategies. The value of these intangible assets and goodwill could be substantially impaired upon indications of impairment, with adverse effects on our financial condition and the value of our assets. For example, our financial performance for the years ended March 31, 2009 and 2010 were significantly impacted as a result of the impairments pertaining to our Germany operations.

Concentration of sales to customers

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2013, our ten largest customers accounted for approximately 80% of our Global Generics segment’s revenues from the United States. We are exposed to a concentration of credit risk in respect of these customers such that if one or more are affected by financial difficulty, it could materially and adversely affect our financial results.

Counterfeit versions of our products could harm our patients and reputation.

Our industry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the Internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective, and can be potentially life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of the API or no API at all. However, to distributors and patients, counterfeit products may be visually indistinguishable from the authentic version.

Reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and harm the business of companies such as ours. Additionally, it is possible that adverse events caused by unsafe counterfeit products would mistakenly be attributed to the authentic product. In addition, there could be thefts of inventory at warehouses, plants or while in-transit, which are not properly stored and which are sold through unauthorized channels. Public loss of confidence in the integrity of pharmaceutical products as a result of counterfeiting or theft could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our equity shares and ADSs to decline.

Significant disruptions of information technology systems or breaches of data security could adversely affect our business.

Our business is dependent upon increasingly complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. In addition, our businesses and operating models increasingly depend on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion and computer viruses. Any such disruption may result in the loss of key information and/or disruption of production and business processes, which could materially and adversely affect our business.

In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others, that may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such breaches of security could result in reputational damage and could otherwise have a material adverse effect on our business, financial condition and results of operations.

While we have invested heavily in the protection of data and information technology to reduce these risks, there can be no assurance that our efforts or those of our third-party service providers would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a security breach.

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

Currently, we enjoy various tax benefits and exemptions under Indian tax laws, such as tax benefits on research and development spending and exemptions applicable to income derived from manufacturing facilities located in certain tax exempted zones. Any changes in these laws or their application may increase our tax liability and thus adversely affect our financial results.

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

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, Securities and Exchange Board of India rules and Indian stock market listing regulations, create uncertainty for our company. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and our independent auditor’s independent assessment of the internal control over financial reporting.

In connection with the Annual Report on Form 20-F for the year ended March 31, 2013, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2013. As we continue to undertake management assessments of our internal control over financial reporting in connection with annual reports on Form 20-F for future years, any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and result in a loss of investor confidence in the reliability of our financial statements, which could cause the price of our equity shares and ADSs to decline.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Current economic conditions may adversely affect our industry, financial position and results of operations.

In recent years, the global economy has experienced volatility and an unfavorable economic environment, and these trends may continue in the future. Reduced consumer spending, reduced funding for national social security systems or shifting concentrations of payors and their preferences, may force our competitors and us to reduce prices. The growth of our business may be negatively affected by high unemployment levels and increases in co-pays, which may lead some patients to delay treatments, skip doses or use less effective treatments to reduce their costs. We have exposure to many different industries and counterparties, including our partners under our alliance, research and promotional services agreements, suppliers of raw materials, drug wholesalers and other customers, who may be unstable or may become unstable in the current economic environment. We run the risk of delayed payments or even non-payment by our customers, which consist principally of wholesalers, distributors, pharmacies, hospitals, clinics and government agencies. This risk is accentuated by the current worldwide financial crisis.

Significant changes and volatility in the consumer environment and in the competitive landscape may make it increasingly difficult for us to predict our future revenues and earnings.

We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. These laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Our policies mandate compliance with these anti-bribery laws, which often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply may also result in reputational damages. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through uninformed or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether or not merited, could have a material adverse effect on our reputation and could cause the trading price of our ordinary shares and ADSs to decline.

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

We operate in certain jurisdictions that experience governmental corruption to some degree or are found to be low on the Transparency International Corruption Perceptions Index and, in some circumstances, anti-bribery laws may conflict with some local customs and practices. As a result of our policy to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws, we may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws in jurisdictions that have experienced higher levels of bribery and corruption.

Risks from disruption to production, supply chain or operations from natural disasters could adversely affect our business and operations and cause our revenues to decline.

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

Several areas of the world, including India, have experienced terrorist acts and retaliatory operations in recent years. If the economy of our key markets (including but not limited to the United States, the United Kingdom, Germany, India and Russia) is affected by such acts, our business and results of operations may be adversely affected as a consequence.

In the last decade, Asia experienced outbreaks of avian influenza and Severe Acute Respiratory Syndrome, or “SARS”. In addition, in 2009 a rising death toll in Mexico from a new strain of Swine Flu led the World Health Organization to declare a public health emergency of international concern. If the economy of our key markets is affected by such outbreaks or other epidemics, our business and results of operations may be adversely affected as a consequence.

Our principal shareholders have significant control over us and, if they take actions that are not in the best interests of our minority shareholders, the value of their investment in our ADSs may be harmed.

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 25.56% of our issued shares as at March 31, 2013. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if that was in our best interest. As a result, the value of the ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their ADSs at a premium.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a substantial portion of our total revenues for the year ended March 31, 2013 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

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

India has experienced communal disturbances, terrorist attacks and riots during recent years. For example, Mumbai, India’s commercial capital, was the target of serial railway bombings in July 2006 as well as the “26/11” attacks on November 26, 2008. Hyderabad, the city in which we are headquartered, was also subjected to terrorist acts in May and August 2007 and more recently in February 2013, although none of our operations were impacted with these terrorist acts.

During the last several years, the state of Andhra Pradesh, where our headquarters is located, experienced political disruption relating to an agitation movement seeking to bifurcate a part of the existing state of Andhra Pradesh into a new separate state of “Telangana”. Due to civil disturbances and “Bandhs” (i.e., political protests in the form of worker strikes), several productive days were lost from forced or precautionary closures of our production units and offices. If there are further strikes, political protests or civil unrest, our business and results of operations may be adversely affected as a consequence.

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

Due to various macro-economic factors, the rate of inflation has recently been highly volatile in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 2004-05=100 was 5.96% for the year ended March 31, 2013 (as compared to 7.69% for the year ended March 31, 2012). This trend may not continue and the rate of inflation may rise substantially. We may not be able to pass these inflationary costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.

Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.

Labor laws in India are more stringent than in other parts of the world. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. Approximately 6.3% of our employees belong to a number of different labor unions. If we experience problems with our labor unions, our production capacity and overall profitability could be negatively affected.

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

4.A. History and development of the company

Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter and our former Chairman, the late Dr. K. Anji Reddy, as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Andhra Pradesh, Hyderabad, India as Company No. 4507 (Company Identification No. U85195AP1984 PLC 004507). Our registered office is situated at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Andhra Pradesh 500 034, India and the telephone number of our registered office is +91-40-49002900. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 200 Somerset Corporate Boulevard (Bldg II), Bridgewater, New Jersey 08807.

Key business developments:

Product launches

In May 2012, we launched clopidogrel tablets, USP (75 mg and 300 mg), a bioequivalent generic version of Plavix®, in the United States. We were among the first applicants to submit a substantially complete ANDA to the U.S. FDA for Clopidogrel tablets USP (300 mg) with a Paragraph IV certification, and were awarded 180 days of marketing exclusivity for this dosage form. The Plavix® brand had U.S. sales of approximately $6.74 billion for the twelve months ended March 31, 2012, according to IMS Health. Clopidogrel is used to inhibit blood clots in coronary artery disease, peripheral vascular disease, and cerebrovascular disease.

In May 2012, we launched over-the-counter (“OTC”) lansoprazole delayed-release capsules in the United States. We market this product under store brand labels. The product is the bioequivalent version of Novartis Consumer Health’s Prevacid® 24 HR capsule, which received approval for a prescription-to-OTC switch with 3 year exclusivity from the U.S. FDA on March 18, 2009. The Prevacid® 24 HR capsule market had brand sales of approximately $115 million for the twelve months ended March 31, 2012, according to SymphonyIRI InfoScan Reviews™. Lansoprazole is used to treat and prevent stomach and intestinal ulcers, erosive esophagitis (damage to the esophagus from stomach acid), and other conditions involving excessive stomach acid such as Zollinger-Ellison syndrome.

In June 2012, we launched ibandronate sodium tablets (150 mg), a bioequivalent generic version of Boniva ® tablets, in the United States. The Boniva® brand and generic version had U.S. sales of approximately $486 million for the twelve months ended March 31, 2012, according to IMS Health. Ibandronate sodium is used to treat or prevent osteoporosis in women after menopause.

In July 2012, we launched atorvastatin calcium tablets (10 mg, 20 mg, 40 mg and 80 mg), a bioequivalent generic version of Lipitor®, in the United States. The Lipitor® brand had U.S. sales of approximately $8.07 billion for the twelve months ended March 31, 2012, according to IMS Health. Atorvastatin is used to treat high cholesterol, and to lower the risk of stroke, heart attack, or other heart complications in people with type 2 diabetes, coronary heart disease, or other risk factors.

In August and September 2012, we launched montelukast sodium tablets (10 mg), montelukast sodium chewable tablets (4 mg and 5 mg) and montelukast sodium oral granules, all of which are bioequivalent generic versions of Singulair®, in the United States. The Singulair® tablets had U.S. sales of approximately $3.6 billion for the twelve months ended March 31, 2012, and the Singulair® chewable tablets and oral granules had U.S sales of approximately $1.14 billion and $61 million, respectively, for the twelve months ended July 31, 2012, according to IMS Health. Montelukast sodium is used for the maintenance treatment of asthma and to relieve symptoms of seasonal allergies.

In September 2012, we launched metoprolol succinate extended release tablets (25 mg, 50 mg, 100 mg and 200 mg), a bioequivalent generic version of Toprol-XL®, in the United States. The Toprol-XL® brand and generic versions had U.S. sales of approximately $1.13 billion for the twelve months ended June 2012, according to IMS Health. Metoprolol succinate is used in treatment of several diseases of the cardiovascular system, especially hypertension.

In September 2012, we launched amoxicillin tablets (500 mg and 875 mg), capsules (250 mg and 500 mg) and oral suspension (125 mg/5 ml, 200 mg/5 ml, 250 mg/5 ml, and 400 mg/5 ml), which are bioequivalent generic versions of Amoxil®, in the United States. The Amoxil® brand and generic version tablets (875 mg) had U.S. sales of approximately $22.2 million, the capsules had U.S. sales of approximately $67.2 million, and the oral suspension had U.S. sales of approximately $89.5 million, all for the twelve months ended June 30, 2012, according to IMS Health. Amoxicillin is used to treat different types of infections caused by bacteria, such as ear infections, bladder infections, pneumonia, gonorrhea, and E.coli or salmonella infection.

In January 2013, we launched finasteride tablets (1 mg), a bioequivalent generic version of Propecia® (finasteride) tablets, with a 180-day period of marketing exclusivity in the United States. The Propecia® tablets brand had U.S. sales of approximately $136 million for the twelve months ended October 31, 2012, according to IMS Health. Finasteride (Propecia) is used for the treatment of male pattern hair loss.

In March 2013, we launched zoledronic acid injection (4 mg/5 mL), a bioequivalent generic version of Zometa® (zoledronic acid) 4 mg/5 mL injection in the United States. The total sales of zoledronic acid injection (4 mg/5 mL) in the United States were approximately $501 million for the twelve months ended February 28, 2013, according to IMS Health. Zometa is used to prevent skeletal fractures in patients with cancers such as multiple myeloma and prostate cancer, as well as for treating osteoporosis. It can also be used to treat hypercalcemia of malignancy and can be helpful for treating pain from bone metastases.

In March 2013, we launched isotretinoin capsules USP (20 mg and 40 mg) under the brand name Zenatane™, a therapeutically equivalent generic version of Accutane®, in the United States. The total sales of isotretinoin capsules in the United States were approximately $309 million for the twelve months ended January 31, 2013, according to IMS Health. Isotretinoin is used to treat severe nodular, cystic acne.

Other key business developments

Merck-Serono agreement

In June 2012, we entered into a partnership arrangement with Merck Serono, a division of Merck KGaA, Darmstadt, Germany, to co-develop a portfolio of bio-similar compounds in oncology, primarily focused on monoclonal antibodies (“MAbs”). The partnership covers co-development, manufacturing and commercialization of the compounds included in the agreement. The partnership with Merck Serono expands on our presence in the bio-similar space in select emerging market countries and enables our entry in the bio-similar space into the regulated markets of the United States and Europe.

The agreement is based on full research and development cost sharing. The deal structure calls for Merck Serono and us to co-develop the molecules included in the agreement. We will lead early product development and complete Phase I development. Upon completion of Phase I, Merck Serono will take over manufacturing of the compounds and will lead Phase III development. Merck Serono will undertake commercialization globally, outside the United States, with the exception of select emerging markets that will be co-exclusive or where we maintain exclusive rights. We will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

Mexico facility import alert

In July 2012, we received a letter from the U.S. FDA indicating that they were satisfied with the corrective actions taken by our Mexico facility and that the Detention Without Physical Examination (“DWPE”) alert has been lifted. With the satisfactory closure of observations in the warning letter and the lifting of the import alert, we started importing products to the United States from this facility. The Mexico facility produces intermediates and active pharmaceutical ingredients.

Acquisition of OctoPlus N.V.

In December 2012, we launched an open public offer to acquire all of the outstanding equity shares of OctoPlus N.V. (Euronext Amsterdam: OCTO) (“OctoPlus”), a Netherlands based specialty pharmaceutical company, for Euro 0.52 per share. We had acquired a controlling stake of approximately 93.1% in OctoPlus as of February 15, 2013 and of approximately 98.9% as of March 31, 2013, all through a combination of open market purchases as well as acceptance of shares tendered under the public offer and during the post-acquisition offer period. The average purchase price we paid for all of these shares was approximately Euro 0.52 per share.

OctoPlus has developed significant in-house expertise in the development and creation of micro-spheres and liposomes using certain polymer based technologies that enhance and enable controlled-release of the subject API into the human body. OctoPlus is well-known in the market for formulating complex injectables using polylactic-co-glycolic acid (“PLGA”) technology, which requires significant expertise and experience. In addition, it also uses its own patented PolyActive™ technology in specific project based injectables.

Litigation settlement with Nordion Inc.

In March 2013, we entered into an agreement with Nordion Inc. (formerly known as MDS Inc.), to settle our ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, we received a one-time settlement amount of 1,220 million (U.S.$22.5 million) from Nordion Inc. towards reimbursement of research and development costs ( 108 million) and as compensation for lost profits ( 1,112 million).

Demise of our founder and chairman—Dr. K. Anji Reddy

In March 2013, our founder and chairman, Dr. K. Anji Reddy, passed away. Following the demise of Dr. K. Anji Reddy, the Board of Directors of the Company, on the recommendations of the Nomination, Governance and Compensation Committee, appointed Mr. G.V. Prasad as the “Chairman and Chief Executive Officer” and Mr. Satish Reddy as “Vice-Chairman and Managing Director”, effective from March 30, 2013.

Principal capital expenditures

During the years ended March 31, 2013, 2012 and 2011, we invested 6,606 million, 6,816 million and 8,718 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2013, we also had contractual commitments of approximately 2,912 million for capital expenditures. These commitments included approximately 2,783 million to be spent in India and 129 million in other countries.

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

We have a strong presence in highly regulated markets such as the United States, the United Kingdom and Germany, as well as other key markets such as India, Russia, Venezuela, Romania, South Africa and certain countries of the former Soviet Union.

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

•

New Chemical Entities (NCEs): We are also focused in the discovery, development and commercialization of novel small molecule agents in therapeutic areas such as bacterial infections, metabolic disorders, pain and inflammation.

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

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2011, 2012 and 2013, respectively:

	Year Ended March 31,
Segment	2011		2012		2013

	( in millions, U.S.$ in millions)
Global Generics	53,340	71%	70,243	72%	82,563	71%	U.S.$	1,514
Pharmaceutical Services and Active Ingredients	19,648	26%	23,812	25%	30,702	26%		563
Proprietary Products	532	1%	1,078	1%	1,468	1%		27
Others	1,173	2%	1,604	2%	1,533	2%		28

Total Revenue	74,693	100%	96,737	100%	116,266	100%	U.S.$	2,133

Revenues by geographic market for the years ended March 31, 2011, 2012 and 2013 are discussed in detail in Note 5 to our consolidated financial statements.

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

Our Global Generics segment’s revenues were 82,563 million in the year ended March 31, 2013, as compared to 70,243 million in the year ended March 31, 2012. The revenue growth was largely led by this segment’s operations in our key markets of North America (the United States and Canada) and Russia and in our other markets of Venezuela, Ukraine and Australia. In absolute currency terms (i.e., without taking into account the effect of currency exchange rates), our Global Generics segment’s revenues grew in all geographies except for Europe (including Germany, the United Kingdom and other countries), where we had a decrease in revenues as compared to the year ended March 31, 2012.

The following is a discussion of the key markets in our Global Generics segment.

India

Approximately 18% of our Global Generics segment’s revenues in the year ended March 31, 2013 were derived from sales in the Indian market. In India, our key therapeutic categories include gastro-intestinal, cardiovascular, pain management and oncology. We are also increasing our presence in the niche areas of dermatology, urology and nephrology.

As of March 31, 2013, we had a total of 294 branded products in India. Our top ten branded products together accounted for 36% of our revenues in India in the year ended March 31, 2013. According to IMS Health, in its Moving Annual Total (“MAT”) report for the 12-month period ended March 31, 2013, our secondary sales in India grew by 13.7% as compared to the Indian pharmaceutical market growth of 10.2%. IMS Health is a provider of market research to the Indian pharmaceutical industry. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the period from November 2012 to February 2013, ranked us 11th in terms of the number of prescriptions generated in India during such period.

The following tables summarize the position of our top 10 brands in the Indian market for the years ended March 31, 2011, 2012 and 2013, respectively:

	Year Ended March 31,
	2011		2012		2013
Brand	Revenues (in millions)	% Total(1)	Revenues (in millions)	% Total(1)	Revenues (in millions)	% Total(1)
Omez	1,065	9%	1,089	8%	1,181	8%
Nise	700	6%	596	5%	647	4%
Stamlo	507	4%	566	4%	634	4%
Reditux	405	3%	472	4%	561	4%
Omez-DSR	377	3%	468	4%	562	4%
Stamlo Beta	328	3%	358	3%	376	3%
Atocor	278	2%	317	2%	351	2%
Razo	285	2%	306	2%	346	2%
Razo – D	200	2%	249	2%	309	2%
Econorm	105	1%	185	1%	263	2%
Others	7,440	65%	8,325	65%	9,330	64%

Total	11,690	100%	12,931	100%	14,560	100%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

Sales, marketing and distribution network

We generate demand for our products through our approximately 4,320 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

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

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 16th largest pharmaceutical company in India, with a market share of 2.1%, according to IMS Health in its MAT report for the 12-month period ended March 31, 2013.

Some of the key observations on the performance of the Indian pharmaceutical market, as published by IMS Health in its MAT report for the 12-month period ended March 31, 2013, are as follows:

•	The Indian pharmaceutical market experienced growth of 10.2% for such period.

•	New products launched in the preceding 24 months accounted for 4% of total Indian pharmaceutical growth for such period.

•	The top 300 existing brands grew at a rate of 13.1%, which was 2.9% higher than the Indian pharmaceutical market’s overall average, and together they account for 32.5% of the market’s total sales.

•	There was an increasing emergence of bio-similar products to address the needs of patients in the oncology therapeutic area.

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

Government regulations

The manufacturing and marketing of drugs, drug products and cosmetics in India is governed by many statutes, regulations and guidelines, including but not limited to the following:

•	The Drugs and Cosmetics Act, 1940 and the Drugs and Cosmetics Rules, 1945;

•	The Drugs and Magic Remedies (Objectionable Advertisements) Act, 1954;

•	The Narcotic Drugs and Psychotropic Substances Act, 1985;

•	The Drugs (Price Control) Order, 1995 and 2013, read in conjunction with the Essential Commodities Act, 1955;

•	The Medicinal and Toilet Preparations (Excise Duties) Act, 1955; and

•	The National Pharmaceuticals Pricing Policy, 2012.

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

An approval is required from the Ministry of Health (“MoH”) before a generic equivalent of an existing or referenced brand drug can be marketed. When processing a generics application, the MoH usually waives the requirement of conducting complete clinical studies, although it generally requires bio-availability and/or bio-equivalence studies. “Bio-availability” indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. “Bio-equivalence” compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of the active drug substance in the body are equivalent for the generic drug with the previously approved drug. A generic application may be submitted for a drug on the basis that it is the equivalent of a previously approved drug. Before approving our generic products, the MoH also requires that our procedures and operations conform to current Good Manufacturing Practice (“cGMP”) regulations, relating to good manufacturing practices as defined by various countries. We must follow the cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations.

The timing of final MoH approval of a generic application depends on various factors, including patent expiration dates, sufficiency of data and regulatory approvals.

On March 22, 2005, the Government of India passed the Patents (Amendment) Bill, 2005 (the “2005 Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The 2005 Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by anyone other than the patent holder and its assignees and licensees. This has resulted in a reduction of new product introductions in India for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the 2005 Amendment, so no additional impact results from patenting of such processes.

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

During the year ended March 31, 2013, the Department of Pharmaceuticals under the ministry of Chemicals and Fertilizers of the Government of India proposed the National Pharmaceuticals Pricing Policy, 2012, a revised national Pharmaceutical Pricing policy to apply price controls to 348 drugs listed in National List of Essential Medicines.

On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. As per this order, the prices of each of the drugs are determined based on simple average of all drugs having market share of more than 1% by value. The individual drug price notifications are being released in a phased manner by the National Pharmaceutical Pricing Authority. Based on these notifications, and for the products where these notifications are not yet released, based on the information on prices of manufactures available as per IMS Health, we believe that we could be adversely impacted by approximately 3% to 5% of our annual revenues from sales of all of our products in India.

Russia and other Countries of the former Soviet Union

Russia

Russia accounted for 17% of our Global Generics segment’s revenues in the year ended March 31, 2013. IMS Health, a market research firm, ranked us 18th in sales in Russia with a market share of 1.68% as of March 31, 2013 in its MAT report for the 12-months ended March 31, 2013. According to IMS Health, a market research firm, as per its moving annual total report for the 12 months ended March 31, 2013, our sales and volume growths for the year ended March 31, 2013 were 4.9% and 2.7%, respectively, as compared to the Russian pharmaceutical market growth and volume decrease of 8.5% and 0.7%, respectively. We were the top ranked Indian pharmaceutical company in Russia for such period.

The following table provides a summary of the revenues of our top 10 brands in the Russian market for the years ended March 31, 2011, 2012 and 2013, respectively:

	Year Ended March 31,
	2011		2012		2013
Brands	Revenues (in millions)	% Total(1)	Revenues (in millions)	% Total(1)	Revenues (in millions)	% Total(1)
Nise	2,311	26%	3,122	28%	3,661	26%
Omez	1,554	17%	1,864	17%	2,104	15%
Ketorol	1,376	15%	1,563	14%	1,752	12%
Cetrine	590	7%	748	7%	1,107	8%
Ciprolet	778	9%	833	8%	992	7%
Senade	598	7%	687	6%	964	7%
Sirdalud	—	0%	—	0%	439	3%
Ibuclin	86	1%	182	2%	302	2%
Bion	201	2%	260	2%	301	2%
Novigan	79	1%	103	1%	291	2%
Others	1,369	15%	1,694	15%	2,135	15%

Total	8,942	100%	11,056	100%	14,048	100%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all sales in Russia.

Our top four brands, Nise, Omez, Ketorol and Cetrine, accounted for 61% of our Global Generics segment’s revenues in Russia in the year ended March 31, 2013. Omez (an anti-ulcerant product), Nise and Ketorol (both pain management products) and Cetrine (a respiratory product) were ranked as the 49th, 11th, 82nd and 203rd best selling formulation brands, respectively, in the Russian market as of March 31, 2013 by IMS Health in its MAT report for the 12-months ended March 31, 2013.

Our strategy in Russia is to focus on the gastro-intestinal, pain management, anti-infectives, respiratory, oncology and cardiovascular therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales. Nise, Omez, Ketorol, Cetrine and Ciprolet continue to be brand leaders in their respective categories, as reported by IMS Health in its MAT report for the 12-months ended March 31, 2013.

Novigan, a pain management product, was switched from prescription to over-the-counter during the year ended March 31, 2013. Revenues from this product grew by 125% as reported by IMS Health in its MAT report for the 12-months ended March 31, 2013.

Growth during the year ended March 31, 2013 was driven by increased marketing initiatives for prescription products, launches of new products and scaling up of media and pharmacy chain activities for over-the-counter medicines.

Other Countries of the former Soviet Union

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus and Uzbekistan. For the year ended March 31, 2013, revenues from these countries accounted for approximately 3% of our total Global Generics segment’s revenues.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russian prescription division is driven by a team of approximately 396 medical representatives and 65 front line managers to detail our products to doctors in 67 cities in Russia.

Our Russian OTC division has 146 medical representatives and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. Our Russian hospital division has 35 hospital specialists and 16 key account managers, and is focused on expanding our presence in hospitals and institutes.

In Russia, we generally extend credit only to customers after they have established a satisfactory history of payment with us. The credit ratings of these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies, and are reviewed on a periodic basis. We review the credit terms offered to our key customers on a periodic basis and modify them to take into account the macro-economic scenario in Russia.

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

During the year ended March 31, 2012, Russia introduced Federal Law # 323, titled “On the Foundations of Healthcare for Russian Citizens”. Portions of this new law became effective on November 23, 2011 and the remainder became effective on January 1, 2012. This new law imposes stringent restrictions on interactions between (i) healthcare professionals, pharmacists, healthcare management organizations, opinion leaders (both governmental and from the private sector) and certain other parties (collectively referred to as “healthcare decision makers”) and (ii) companies that produce or distribute drugs or medical equipment and any representatives or intermediaries acting on their behalf (collectively referred to as “medical product representatives”). Some of the key provisions of this law are prohibitions on:

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

On July 2, 2013, the Ministry of Health of the Government of Russia published an order on its website which binds physicians to prescribe medicinal products by International Nonproprietary Number (i.e. active substance) or by combination list (which combines different International Nonproprietary Numbers in one treatment group). We are in the process of evaluating and planning ongoing mitigation actions for any possible impact of this order on our business.

North America (the United States and Canada)

During the year ended March 31, 2013, North America (the United States and Canada) accounted for 46% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

Generic drugs may be manufactured and marketed only if relevant patents on their brand name equivalents and any additional government-mandated market exclusivity periods have expired, been challenged and invalidated, or otherwise validly circumvented.

Generic pharmaceutical sales have increased significantly in recent years, partly due to an increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalent of brand name drugs. Among the factors contributing to this increased awareness are the passage of legislation permitting or encouraging substitution and the publication by regulatory authorities of lists of equivalent drugs, which provide physicians and pharmacists with generic drug alternatives. In addition, various government agencies and many private managed care or insurance programs encourage the substitution of generic drugs for brand-name pharmaceuticals as a cost-savings measure in the purchase of, or reimbursement for, prescription drugs. We believe that these factors should lead to continued expansion of the generic pharmaceuticals market as a whole. We intend to capitalize on the opportunities resulting from this expansion of the market by leveraging our product development capabilities, manufacturing capacities inspected by various international regulatory agencies and access to our own APIs, which offer significant supply chain efficiencies.

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

Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2013, we filed 18 ANDAs and 1 NDA under Section 505(b) (2) of the Federal Food, Drug and Cosmetic Act in the United States, including 15 Paragraph IV filings. During the year ended March 31, 2013, the U.S. FDA granted us 21 final ANDA approvals and 2 tentative ANDA approvals. As of March 31, 2013, we had filed a cumulative total of 200 ANDAs and 7 NDAs under section 505(b) (2) of the Federal Food, Drug and Cosmetic Act in the United States, out of which 65 ANDAs were pending approval at the U.S. FDA, including 12 tentative approvals.

Our Canada business generated revenues of 646 million during the year ended March 31, 2013. This business includes revenues from certain profit sharing arrangements with distributors to market certain of our generic products.

Sales, Marketing and Distribution Network

Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in New Jersey, United States, is primarily engaged in the marketing of our generic products in the United States. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. Our key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations and pharmacy buying groups.

In the year ended March 31, 2008, we launched our own OTC products division in the United States. Since then, we successfully launched 9 product groups in this division. Our OTC business in the United States generated revenues of 7,482 million during the year ended March 31, 2013. A prescription-to-OTC switch requires approval by the U.S. FDA, a process initiated by the drug innovator through either an ANDA or a NDA.

Competition

Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva Pharmaceutical Industries Limited, Mylan Inc., Actavis Inc., Sandoz, a division of Novartis Pharma A.G., Ranbaxy Laboratories Limited, Sun Pharmaceuticals Limited, Lupin Limited and Caraco Pharmaceutical Laboratories Limited. New manufacturers continue to enter the generic market in the United States, which serves to further lower our pricing and revenues in that market.

Brand name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction, which may reduce the demand for the original dosage form as sought by a generic ANDA dossier applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA dossier to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or data exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing in the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company which has been awarded the generic exclusivity period.

The U.S. market for OTC pharmaceutical products is highly competitive. Competition is based on a variety of factors, including price, quality and assortment of products, customer service, marketing support and availability of and approvals for new products. Our competition in store brand products in the United States consists of several publicly traded and privately owned companies, including large brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. Some of our primary OTC competitors in the United States include Perrigo Company and PL Developments. Most of the large brand-name pharmaceutical companies have financial resources substantially greater than ours. Large brand-name pharmaceutical companies could in the future manufacture more store brand products or reduce prices of their brand products. Additionally, the competitive landscape might change if generic prescription drug manufacturers elect to pursue OTC marketing status for products that have switched or are switching from prescription to OTC status.

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

Our facilities and products are periodically inspected by the U.S. FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance with applicable requirements can result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of production, sale or import of products, refusal of the U.S. government to enter into supply contracts or to approve new drug applications and criminal prosecution. The U.S. FDA also has the authority to deny or revoke approvals of drug active pharmaceutical ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure to comply with applicable U.S. FDA policies and regulations could have a material adverse effect on the operations in our generics business.

U.S. FDA approval of an ANDA is required before a generic equivalent of an existing or referenced brand drug can be marketed. The ANDA approval process is abbreviated because the U.S. FDA waives the requirement of conducting complete clinical studies, although it generally requires bio-availability and/or bio-equivalence studies. An ANDA may be submitted for a drug on the basis that it is the equivalent of a previously approved drug or, in the case of a new dosage form, is suitable for use for the indications specified.

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

Where the first Paragraph IV certification was submitted on or after December 8, 2003, the new statutory provisions apply. Under these provisions, 180-day exclusivity is awarded to each ANDA applicant submitting a Paragraph IV certification for the same drug with regard to any patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug. The180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or a decision of a court holding the patent that is the subject of the paragraph IV certification to be invalid or not infringed. However, a first applicant may forfeit its exclusivity in a variety of ways, including, but not limited to (a) failure to obtain tentative approval within 30 months after the application is filed or (b) failure to market its drug by the later of two dates calculated as follows: (x) 75 days after approval or 30 months after submission of the ANDA, whichever comes first, or (y) 75 days after each patent for which the first applicant is qualified for 180-day exclusivity is either (1) the subject of a final court decision holding that the patent is invalid, not infringed, or unenforceable or (2) withdrawn from listing with the U.S. FDA (court decisions qualify if either the first applicant or any applicant with a tentative approval is a party; a final court decision is a decision by a court of appeals or a decision by a district court that is not appealed). The foregoing is an abbreviated summary of certain provisions of the Medicare Act of 2003, and accordingly it should be consulted for a complete understanding of both the provisions described above and other important provisions related to 180-day exclusivity and forfeiture thereof.

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

Food and Drug Administration Safety and Innovation Act (“FDASIA”) and Generic Drug User Fee Agreement (“GDUFA”)

In 2012, the United States enacted the Food and Drug Administration Safety and Innovation Act (“FDASIA”), a landmark legislation intended to enhance the safety and security of the U.S. drug supply chain by imposing stricter oversight and by holding all drug manufacturers supplying products to the United States to the same U.S. FDA inspection standards. Specifically, prior to the passage of FDASIA, U.S. law required U.S. based manufacturers to be inspected by the U.S. FDA every two years but remained silent with respect to foreign manufacturers, causing some foreign manufacturers to go as many as nine years without a routine U.S. FDA current Good Manufacturing Practice (“cGMP”) inspection, according to the Government Accountability Office. FDASIA requires foreign manufacturers to have cGMP inspections at least every two years, or more frequently for manufacturers with high risk profiles.

FDASIA also includes the Generic Drug User Fee Agreement (“GDUFA”), a program to provide the U.S. FDA with additional funds through newly imposed user fees on generic and biosimilar products. These new fees are estimated to total approximately $1.5 billion through 2018, and are intended to fund increases in the U.S. FDA’s operations and staffing with a focus on three key aims:

•	Safety – To ensure that industry participants, foreign or domestic, are held to consistent quality standards and are inspected with foreign and domestic parity using a risk-based approach.

•

Access – To expedite the availability of generic drugs by bringing greater predictability to the review times for ANDAs, amendments and supplements and improving timeliness in the review process. For example, FDASIA is expected to decrease the review time for ANDAs by approximately two-thirds.

•

Transparency – To enhance the U.S. FDA’s visibility into the complex global supply environment by requiring the identification of facilities involved in the manufacture of drugs and associated active pharmaceutical ingredients, and improve the U.S. FDA’s communications and feedback with industry.

The establishment of dedicated biosimilar fees should also help ensure that the U.S. FDA has appropriate resources for managing the introduction of biosimilar products on the U.S. market. Under GDUFA, 70% of the total fees will be derived from facility fees paid by finished dosage form manufacturers and active pharmaceutical ingredient facilities listed or referenced in a pending or approved generic drug application. The remaining 30% of the total fees will be derived from application fees, including generic drug application fees, prior approval supplement fees and drug master file fees.

Patient Protection and Affordable Care Act

In March 2010, the “Patient Protection and Affordable Care Act”, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), was signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and is expected to significantly impact the U.S. pharmaceutical industry. Among the provisions of the PPACA that may affect our business include the following:

•

The PPACA is anticipated to expand healthcare coverage to tens of millions of U.S. citizens, mostly those employed in smaller companies and the unemployed. The PPACA also reduces certain co-payments for Medicaid, and creates a joint federal and state health insurance program for the poor. These changes should provide opportunities for us to increase our pharmaceutical products sales volumes in the long term.

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

•

In addition, the PPACA set forth new regulations relating to biological drugs. Among other things, the PPACA creates an abbreviated pathway to U.S. FDA approval of “bio-similar” biological products and allows the first interchangeable bio-similar product 18 months of exclusivity. These pro-generic provisions may provide increased opportunities for our bio-similars business, but also could increase competition in that field and thus adversely impact selling prices, costs and/or profit margins for our bio-similars business. Conversely, the PPACA also has some anti-generic provisions, including provisions granting the innovator of a biological drug product 12 years of exclusive use before generic drugs can be approved based on being bio-similar.

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

In April 2013, we received an invoice from the United States Internal Revenue Service estimating our liability for the manufacturers’ fee under the PPACA for calendar year 2013 to be $12,251, based upon our calendar year 2011 sales of branded and authorized generic prescription drugs and biologics. We expect our sales of brand and authorized generic products during calendar year 2012 to the specified government programs to be below the threshold limit of $5 million, and thus we may not be subject to the fee for calendar year 2014, based on our calendar year 2012 sales.

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

On June 28, 2010 the Departments of Health and Human Services, Labor, and the Treasury jointly issued interim final regulations to implement the provisions of the PPACA that prohibit the use of pre-existing condition exclusions, eliminate lifetime and annual dollar limits on benefits, restrict contract rescissions, and provide patient protections.

On January 27, 2012, The Centers for Medicare and Medicaid Services (“CMS”) issued its long awaited proposed rule implementing the Medicaid pricing and reimbursement provisions of the PPACA and related legislation. CMS accepted comments on this proposed rule through April 2, 2012, and we are waiting for CMS to issue a final rule.

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

Europe

Our sales of generic drugs in Europe for the year ended March 31, 2013 were 7,716 million, which accounted for 9% of our Global Generics segment’s sales.

In the European Union (the “EU”), the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to suspend or cancel the registration of a product if it is found to be harmful or ineffective, or manufactured and marketed other than in accordance with registration conditions.

Sales, Marketing and Distribution Network

Germany

In Germany, we sell a broad and diversified range of generic pharmaceutical products under the “betapharm” brand.

Over the last few years, the German pharmaceutical market has significantly changed. The healthcare reform known as the Statutory Health Insurance (SHI)—Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“GKV-WSG”) (an act to strengthen the competition in public health insurance), which was effective as of April 1, 2007, has significantly increased the power of insurance companies and statutory health insurance funds (“SHI funds”) to influence dispensing of medicines.

Pursuant to the GKV-WSG law, pharmaceutical products covered by rebate contracts with insurance companies and SHI funds have to be prescribed by physicians and dispensed by pharmacies. This has increased the power of insurance companies and SHI funds. As a result, many SHI funds have enacted tender (i.e., competitive bidding) processes to determine which pharmaceutical companies they will enter into rebate contracts with, resulting in the market moving towards a tender based supply model while causing pressure on margins. This has caused a significant shift from the previous prescription based model, where the key driver for generating sales had previously been doctors’ prescriptions and pharmacists’ influence. In response to these market changes, betapharm underwent a comprehensive restructuring of its sales force, with a reduction of more than 200 employees since we acquired it in March 2006.

United Kingdom and other Countries within Europe

We market our generic products in the United Kingdom and other EU countries through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently market 37 generic products in such countries, representing 90 dosage strengths. We market our generic products in Italy through our Italian subsidiary, Dr. Reddy’s Srl. This subsidiary was formed in the year ended March 31, 2009 in connection with our acquisition of Jet Generici SRL, a company engaged in sale of generic finished dosages in Italy. Based on the business performance and expected cash flows from our business in Italy, we carried out an impairment test of Dr. Reddy’s Srl’s cash-generating unit and recorded an impairment loss of goodwill and an impairment loss on intangible assets amounting to 181 million and 10 million, respectively, during the year ended March 31, 2013.

Competition

In Germany, having rebate contracts with SHI funds is important for gaining market share. Our key competitors within the German generics market include the Sandoz group of Novartis Pharma A.G. (including its Hexal, Sandoz and 1A Pharma subsidiaries), the Ratiopharm group of Teva Pharmaceutical Industries Ltd. (including its Ratiopharm and CT Arzneimittel subsidiaries) and the Stada group of Stada Arzneimittel AG (including its Stada and Aliud subsidiaries). With the discount contracts with SHI funds becoming effective, prices have become one of the most important competitive factors.

The United Kingdom is one of the largest markets for generic pharmaceuticals in Europe. It is also one of the most competitive markets, due to its very low barriers to entry. Significant vertical integration exists between wholesalers and retailers, ensuring low prices as long as there are several suppliers.

Government regulations

European Union Regulatory Environment

The activities of pharmaceutical companies within the European Union are governed by Directive 2001/83EC as amended. This Directive outlines the legislative framework, including the legal basis of approval, specific licensing procedures, and quality standards including manufacture, patient information and pharmacovigilance activities. Our U.K. facilities and operations are licensed and periodically inspected by the U.K. Medicines and Healthcare products Regulatory Agencies (“MHRA”) Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facilities based in Andhra Pradesh, India for the manufacture of generic tablets and capsules for supply to Europe.

All pharmaceutical companies that manufacture and market products in Germany are subject to the rules and regulations defined by the German drug regulator, the Bundesinstitut für Arzneimittel und Medizinprodukte (“BfArM”) and the Federal Drug Authorities. All the licensed facilities of pharmaceutical companies in Germany are periodically inspected by the Federal Drug Authorities, which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility. Prior approval of a marketing authorization is required to supply products within the European Union. Such marketing authorizations may be restricted to one member state, cover a selection of member states or can be for the whole of the European Union, depending upon the form of registration procedure selected.

Generic or abridged applications omit full non-clinical and clinical data but contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. In the case of a generic medicine application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is interchangeable to the innovator product with respect to quality, safe usage and continued efficacy. European Union laws prevent regulatory authorities from accepting applications for approval of generics that rely on the safety and efficacy data of an innovator of a branded product until the expiration of the innovator’s data exclusivity period (currently 6, 8 or 10 years from the first marketing authorization in the European Union, depending on the circumstances). The applicant is also required to demonstrate bioequivalence with the reference product. Once all these criteria are met, a marketing authorization may be considered for grant.

Unlike in the United States, there is no equivalent regulatory mechanism within the European Union to challenge any patent protection, nor is any period of market exclusivity conferred upon the first generic approval. In situations where the period of data exclusivity given to the innovator of a branded product expires before their patent expires, the launch of our product would then be delayed until patent expiration.

In Germany, the government has in recent years enacted a number of laws designed to limit pharmaceutical cost increases, including the GKV-WSG discussed above and the Economic Optimization of Pharmaceutical Care Act (also known as the “AVWG”). During the fiscal year ended March 31, 2011, the German government introduced a new law entitled “Act on the reorganization of the pharmaceutical market in the public health insurance” (or “Arzneimittel Marktes Neuordnungs Gesetz”, commonly referred to as “AMNOG”), which affects reimbursement of drugs within Germany’s statutory health care system in order to further control the costs of medical care. The key elements of this law are as follows:

•

Historically, the pharmaceutical companies had been free to set the initial asking price for drugs in the German public health system, subject to certain mandatory rebates. Under this new law, a pharmaceutical company determines the price for a new drug or new therapeutic indication for the first year after launch, but must submit to the Joint Federal Committee (the Gemeinsamer Bundesausschuss or “G-BA”) a benefit assessment dossier on the drug at or prior to its launch. The G-BA analyzes whether the drug shows an additional clinical benefit in comparison to a corresponding established drug (the “appropriate comparator therapy”).

•

If an additional benefit is established, the pharmaceutical company must negotiate the price of the drug with the Federal Association of the health insurance funds. If no agreement is reached in the negotiation, then the price is determined pursuant to an arbitration procedure. There must be a minimum term of one year.

•

If no additional benefit is established, the drug is immediately included in a group of drugs with comparable pharmaceutical and therapeutic characteristics, for which maximum reimbursement prices have already been set. If this is not possible due to the drug’s novelty, then the pharmaceutical company must negotiate a reimbursement price with the Federal Association of the health insurance funds that may not exceed the costs of the appropriate comparator therapy.

•	The prices determined pursuant to the above procedures also apply to private insurance agencies, privately insured persons and self-payers, although they may negotiate further discounts.

•	For drugs developed specifically to treat rare medical conditions that are designated as “orphan drugs”, the orphan drug will be presumed to have an additional benefit under certain circumstances.

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

Other markets of our Global Generics segment

Other significant markets of our Global Generics segment include Venezuela, Ukraine, South Africa and Australia.

GSK Alliance

We have entered into a strategic partnership with GlaxoSmithKline plc (“GSK”) to develop and market select products across emerging markets outside India. The products are manufactured by us, and licensed and supplied to GSK in markets such as Latin America, Africa, the Middle East and Asia Pacific, excluding India.

Japan Alliance

During the year ended March 31, 2012, we signed a Memorandum of Understanding with Fujifilm Corporation (“Fujifilm”) to enter into an exclusive partnership in the generics drug business for the Japanese market and to establish a joint venture in Japan. Fujifilm Corporation was expected to own 51% of the joint venture and the 49% balance was expected to be owned by us. This joint venture was expected to develop, manufacture and promote competitive and high quality generic drugs utilizing both Fujifilm Corporation’s advanced quality control technologies and our expertise in cost competitive production technologies.

Subsequently, the two companies conducted detailed studies on the establishment of a joint venture for developing and manufacturing generic drugs in Japan. However, as Fujifilm realigned its long-term growth strategy for its pharmaceutical business, both companies mutually agreed to terminate the Memorandum of Understanding.

Collaboration agreement with Merck Serono

During the three months ended June 30, 2012, we entered into a partnership agreement with Merck Serono, a division of Merck KGaA, Darmstadt, Germany, to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies (MAbs). The partnership covers co-development, manufacturing and commercialization of the compounds included in the agreement. The partnership with Merck Serono expands on our presence in the bio-similar space in select emerging market countries and enables our entry in the bio-similar space into the regulated markets of the United States and Europe.

The agreement is based on full research and development cost sharing. The deal structure calls for Merck Serono and us to co-develop the molecules included in the agreement. We will lead early product development and complete Phase I development. Upon completion of Phase I, Merck Serono will take over manufacturing of the compounds and will lead Phase III development. Merck Serono will undertake commercialization globally, outside the United States, with the exception of select emerging markets that will be co-exclusive or where we maintain exclusive rights. We will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting active pharmaceutical ingredients (“API”) into finished dosages. As of March 31, 2013, we had eleven manufacturing facilities within this segment. Nine of these facilities are located in India and two are located in the United States (Shreveport, Louisiana and Bristol, Tennessee). We also have one packaging facility in the United Kingdom. Two of the Indian facilities, one each in Hyderabad and Vishakhapatnam, are U.S. FDA compliant and German drug regulator Bundesinstitut für Arzneimittel und Medizinprodukte (also known as “BfARM”) compliant. Two of the facilities in Hyderabad, India are also approved by the United Kingdom Medicines and Health Care Products Regulatory Agencies (“MHRA”) in addition to approvals from other regulated markets. These facilities are designed in accordance with current Good Manufacturing Practice (“cGMP”) requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. During the year ended March 31, 2013, one facility in India and the facility in Bristol were inspected and approved by the U.S. FDA. The manufacturing site in Vishakhapatnam, India is a state of the art facility for the manufacture of injectable form and solid oral products. The Vishakhapatnam facility has satisfactorily passed inspection by the USFDA, National Health Surveillance Agency (also known as “ANVISA”) of Brazil and the German BfARM. All our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located. All these facilities manufacture products in line with cGMP and the requirements of the countries where they are located.

We manufacture most of our finished products at these facilities and also use contract manufacturing arrangements as we determine necessary. We source some products from approved third party vendors based on the necessity and requirement of our markets. For each of our products, we continue to identify, upgrade and develop alternate vendors as part of risk mitigation and continual improvement.

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

The prices of our raw materials generally fluctuate in line with commodity cycles. Raw material expense forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies.

The logistics services for storage and distribution in the United States, Germany and Russia are outsourced to a third party service provider.

We manufacture formulations in various dosage forms including tablets, capsules, injections, liquids and creams. These dosage forms are then packaged, quarantined and subject to stringent quality tests, to assure product quality before release into the market. We manufacture our key brands for our Indian markets at our facilities in Baddi, Himachal Pradesh, to take advantage of certain fiscal benefits offered by the Government of India, which include partial exemption from income taxes for a specified period.

All pharmaceutical manufacturers that sell products in any country are subject to regulations issued by the Ministry of Health (“MoH”) (or its equivalent) of the respective country. These regulations govern, or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products. Our facilities and products are periodically inspected by various regulatory authorities such as the U.S. FDA, the U.K. MHRA, the German BfARM, the South African Medicines Control Council, the Brazilian ANVISA, the Romanian National Medicines Agency, Ukrainian State Pharmacological Center and the local World Health Organization, all of which have extensive enforcement powers over the activities of pharmaceutical manufacturers operating within their jurisdiction.

Capacity Expansion

To meet growing demand in regulated markets, we are in the process of obtaining approvals from the U.S. FDA for products to be manufactured from our recently commissioned oral solid dosage form facility in a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. This will ease the manufacturing pressure and optimize the capacities across our plants. We have also expanded our biosimilars facility in Hyderabad, Andhra Pradesh, India to meet growing demand in emerging markets. We are also in the process of expanding our existing facilities and setting up new manufacturing facilities, including a plant which is part of a Special Economic Zone in Duvvada, Vishakhapatnam, Andhra Pradesh, India, for manufacture of parenteral (injectable form) products.

Pharmaceutical Services and Active Ingredients Segment (“PSAI”)

Our PSAI segment accounted for 26% of our total revenues for the year ended March 31, 2013. This segment includes active pharmaceutical ingredients and intermediates (“API”), also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. This segment also includes contract research services and the manufacture and sale of API and steroids in accordance with specific customer requirements.

API becomes finished pharmaceutical product when the dosages are fixed in a form ready for human consumption (such as a tablet, capsule or liquid) using additional inactive ingredients. We produce and market more than 100 different APIs in numerous markets. We export API to developed markets as well as many other key markets, covering more than 80 countries. Our principal overseas markets in this business segment include North America (the United States and Canada) and Europe. Our PSAI segment’s API business is operated independently from our Global Generics segment and, in addition to supplying API to our Global Generics segment, our PSAI segment sells API to third parties for use in manufacturing generic products, subject to any patent rights of other third parties. Our PSAI segment’s API business also manufactures and supplies the API requirements of our pharmaceutical services business. The research and development group within our API business contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing new products every year.

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

Sales, Marketing and Distribution

Developed Markets. Our principal overseas markets are the United States and Europe. Our sales to these markets were 17,751 million for the year ended March 31, 2013 and accounted for 58% of our PSAI segment’s revenues for such year. In the United States and Europe, the patent protection for a large number of high value branded pharmaceutical products expired in the years ended March 31, 2011, 2012 and 2013. This opened the market to generic products that sourced their API from our PSAI segment. We expect our API division to show growth in the coming years due to continued growth in our current API product portfolio as well as new opportunities from our pipeline of other API products used in branded formulations that will lose patent protection in the coming years. We also expect newer technologies and platforms to play a part in the future growth of our PSAI segment. We market our products through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.

Other Key Markets. India is an important market with total sales of 4,638 million and it accounted for 15% of the PSAI segment’s revenues in the year ended March 31, 2013. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports in several products.

Our sales to all of the other key markets (excluding India) were 8,313 million for the year ended March 31, 2013 and accounted for 27% of our PSAI segment’s revenues for such year. Our other key markets include Brazil, Mexico, South Korea and Japan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our focus is on building relationships with top customers in each of these markets and partnering with them in product launches by providing timely technical and analytical support.

In the year ended March 31, 2013, our PSAI segment filed 47 Drug Master Files (“DMFs”) worldwide, of which 5 were filed in the United States, 10 were filed in Europe and 32 were filed in other countries. Cumulatively, our total DMFs filed worldwide as of March 31, 2013 were 577, including 184 DMFs filed in the United States and 157 DMFs in Europe. For most of these, we are either already supplying commercial quantities or development quantities of API to various generic formulators.

For our custom pharmaceutical services line of business, we have focused business development teams dedicated to our key geographies of North America (the United States and Canada), the European Union and Asia Pacific. These teams target large and emerging innovator companies to build long-term business relationships focused on catering to their outsourcing needs.

PSAI Manufacturing and Raw Materials

The infrastructure for our PSAI segment consists of eight U.S. FDA-inspected plants (six of which are in India, one of which is in Mexico, and one of which is in Mirfield, United Kingdom) and four technology development centers (two of which are in Hyderabad, India, one of which is in Cambridge, United Kingdom and one of which is in Leiden, the Netherlands as a result of our acquisition of Netherlands-based specialty pharmaceutical company OctoPlus N.V.).

India. All of the facilities in India are located in the state of Andhra Pradesh. With over 1,184 reactors of different sizes offering 4.6 million liters of reaction volume annually, we have the flexibility to produce quantities that range from a few kilograms to several metric tons. We have also set up a new manufacturing facility which is part of a Special Economic Zone located in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. We expect to begin filing some of our new DMFs from this location during the year ending March 31, 2014. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. We also source several APIs from third party suppliers for resale in some of the key markets in which we make sales. During the year ended March 31, 2013, approximately 10% of our total API revenues resulted from sales of API procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.

The prices of our raw materials generally fluctuate in line with commodity cycles although the prices of raw materials used in our API business are generally more volatile. Raw material expense forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies.

Mexico. Our manufacturing plant in Cuernavaca, Mexico (the “Mexico facility”) was acquired from Roche during the year ended March 31, 2006. In addition to manufacturing the active pharmaceutical ingredients naproxen and naproxen sodium and a range of intermediates, the Mexico facility synthesizes steroids for use in pharmaceutical and veterinary products.

Following the U.S. FDA’s inspection of the Mexico facility in November 2010, the U.S. FDA issued a Form 483 with 12 observations. We timely responded to these observations. On June 3, 2011, the U.S. FDA issued a warning letter asking for additional data and corrective actions with respect to 4 of the 12 observations. Additionally, on June 28, 2011, the U.S. FDA posted on its website an import alert, or Detention Without Physical Examination (“DWPE”) alert. As a consequence of the DWPE alert, the Mexico facility was unable to export intermediates and active pharmaceutical ingredients, with the exception of naproxen and naproxen sodium, to U.S. customers, and we were unable to export to U.S. customers our generics products which included intermediates and active pharmaceutical ingredients from our Mexico facility. We subsequently worked collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. The U.S. FDA re-inspected the Mexico facility in March 2012 and issued two observations on Form 483. We sent the U.S. FDA a timely response to the two remaining observations. On July 26, 2012, the Company received a letter from the U.S. FDA indicating that they were satisfied with the corrective actions taken by the Company’s Mexico facility and that the DWPE alert was lifted. Accordingly, the Company started importing products that were subject to the DWPE alert to the United States from this facility.

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

In the year ended March 31, 2013, we acquired Netherlands-based specialty pharmaceutical company OctoPlus N.V. (“OctoPlus”). OctoPlus has developed significant in-house expertise in the development and creation of micro-spheres and liposomes using certain polymer based technologies that enhance and enable controlled-release of the subject API into the human body. OctoPlus is well-known in the market for formulating complex injectables using polylactic-co-glycolic acid (“PLGA”) technology, which requires significant expertise and experience. In addition, it also uses its own patented PolyActive™ technology in specific project based injectables.

Our contract research and manufacturing business is uniquely positioned in the market where it utilizes assets (both in terms of physical assets and technical know-how) of a vertically integrated pharmaceutical company and combines this with the service model which we built over the last few years.

Competition

The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. During the year ended March 31, 2013, the competitive environment for the API industry continued to change due to increased consolidation in the global generics industry and vertical integration of some key generic pharmaceutical companies. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Divis Laboratories Limited, Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Mylan Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based or operating in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.

With respect to our custom pharmaceuticals business, we believe that contract manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and a low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited, Jubilant Organosys Limited and Nicholas Piramal India Limited. Key competitors from outside India include Lonza Group, Koninklijke DSM N.V., Albany Molecular Research, Inc., Patheon, Inc. and Cardinal Health, Inc. We distinguish ourselves from our key competitors by offering a wider range of cost effective services spanning the entire pharmaceutical value chain. Growth in contract manufacturing is likely to be driven by increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics. India is emerging as an alliance and outsourcing destination of choice for global pharmaceutical companies. Companies such as Roche, Bayer, Aventis, Novartis, Eli Lilly, Merck Sereno and GlaxoSmithKline may make India the regional hub for API and supply of bulk drugs.

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

During the year ended March 31, 2013, we leveraged our semi-virtual research and development model to expand our portfolio of drug discovery, differentiated and specialty formulations programs. This was achieved by efficiently collaborating with discovery biotechnology companies and service providers, and tapping their expertise in the niche areas of our interest. We also successfully progressed towards building a sustainable mix of proprietary, branded research and development portfolio with significantly reduced fixed costs.

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

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2013, we employed a total of 94 scientists, including approximately 24 scientists who held Ph.D. degrees, across all of this segment’s locations. We pursue an integrated research strategy through a mix of translational, formulation and analytical research at our laboratories. Our research strategy focuses on discovery of new molecular targets, designing of screening assays to screen promising molecules and developing novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.

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

Pipeline Status

As of March 31, 2013, we had 21 active products in our Proprietary Products pipeline, of which 6 were in clinical development stage. Since repositioning our research activities in the years ended March 31, 2009 and 2010, our Proprietary Products segment has focused its efforts towards developing drugs to meet key unmet clinical needs. We have built a pipeline of assets that we expect to produce a steady stream of Investigational New Drugs (“INDs”) in the coming years. The details of clinical development candidates from our Proprietary Products segments as of March 31, 2013 are as follows:

Compound	Therapeutic Area	Status	Remarks
DRL 17822	Metabolic disorders/cardiovascular disorders	Phase II	Targeting dyslipidemia/atherosclerosis
DFP-08	Pain	Clinical	Targeting pain
DFA-02	Anti-infectives	Clinical	Targeting bacterial infections
DFP-02	Migraine	Clinical	Targeting migraine
DFD-01	Psoriasis	Clinical	Targeting psoriasis
DFD-02	Atopic dermatitis/psoriasis	Clinical	Targeting atopic dermatitis

Patents. Our Proprietary Products segment had the following patents filed and issued as of March 31, 2013:

Category	USPTO(1) (# Filed)	USPTO(1) (# Granted)	PCT(2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	40 + 1 (provisional)	20	33	21 + 2 (provisional)	3
Anti-ulcerant	1	1	—	1	—
Miscellaneous	4	1	3	23	8
Differentiated formulations	3	—	7	4 + 2 (provisional)	—

TOTAL	160	57	129	237	75

(1)	“USPTO” means the United States Patent and Trademark Office.
(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

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

In addition to competition from collaborators and investors, these companies and institutions also compete with us in recruiting and retaining highly qualified scientific and management personnel.

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

In order to market a drug in the United States, we or our partners will be subject to regulatory requirements governing human clinical trials, marketing approval and post-marketing activities for pharmaceutical products and biologics. Various federal, and in some cases state, statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record-keeping and marketing of these products. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations is time consuming and requires substantial resources, and the approval outcome is uncertain.

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

Promius Pharma

Promius Pharma is our subsidiary in Bridgewater, New Jersey in the United States focusing on our U.S. Specialty Business—i.e., development and sales of branded specialty products. It has a portfolio of in-licensed patented dermatology products and off-patent cardiovascular products. It also has an internal pipeline of dermatology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, acne and psoriasis. It has commercialized four products: EpiCeram®, which is a skin barrier emulsion for the treatment of atopic dermatitis; Scytera™, which is foam for the treatment of psoriasis; Promiseb™, which is a cream for the treatment for seborrheic dermatitis and Cloderm® (clocortolone pivalate 0.1%) a cream used for treating dermatological inflammation.

Promius Pharma leverages our research, development and manufacturing facilities in Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, pre-clinical and clinical studies. Promius Pharma has 55 sales representatives, six regional sales managers and one sales director in the field. Its sales force targets physicians in the field of dermatology and is supported by a direct marketing team and a public relations program. In addition to its sales force, Promius Pharma’s account managers also call on purchasing agents for drug wholesalers and chain drug stores.

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

4.C. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2013:

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) SDN BHD	Malaysia	100	%(3)
Aurigene Discovery Technologies Inc.	USA	100	%(3)
Aurigene Discovery Technologies Limited	India	100%
beta Institut gemeinnützige GmbH (formerly beta institut fur sozialmedizinische Forschung und Entwicklung GmbH)	Germany	100	%(8)
betapharm Arzneimittel GmbH	Germany	100	%(8)
Cheminor Investments Limited	India	100%
Chienna BV (from February 15, 2013)	Netherlands	98.9	%(15)
Chirotech Technology Limited	United Kingdom	100	%(5)
DRANU LLC (from July 9, 2012)	USA	50	%(17)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100%
Dr. Reddy’s Laboratories Canada, Inc. (until September 20, 2012)	Canada	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100	%(10)
Dr. Reddy’s Laboratories ILAC TICARET Limited SIRKETI (until December 4, 2012)	Turkey	100%
Dr. Reddy’s Laboratories Inc.	USA	100	%(10)
Dr. Reddy’s Laboratories International SA	Switzerland	100	%(10)
Dr. Reddy’s Laboratories LLC, Ukraine	Ukraine	100	%(10)
Dr. Reddy’s Laboratories Louisiana LLC	USA	100	%(6)
Dr. Reddy’s Laboratories New York, Inc.	USA	100	%(13)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100%
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100	%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories Tennessee, LLC	USA	100	%(6)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100	%(5)
Dr. Reddy’s New Zealand Ltd. (formerly Affordable Healthcare Ltd.)	New Zealand	100	%(10)
Dr. Reddy’s Pharma SEZ Limited	India	100%
Dr. Reddy’s Srl (formerly Jet Generici Srl)	Italy	100	%(11)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100	%(10)
DRL Impex Limited (formerly DRL Investments Limited)	India	100%
Eurobridge Consulting B.V.	Netherlands	100	%(1)
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Idea2Enterprises (India) Pvt. Limited	India	100%
I-Ven Pharma Capital Limited	India	100	%(2)(12)
Kunshan Rotam Reddy Pharmaceutical Co. Limited (JV)	China	51.33	%(4)
Lacock Holdings Limited	Cyprus	100%
OOO Dr. Reddy’s Laboratories Limited	Russia	100%
OOO DRS LLC	Russia	100	%(9)
OOO Alfa (formerly OOO JV Reddy Biomed Limited) (until July 16, 2012)	Russia	100%
OctoPlus N.V. (from February 15, 2013)	Netherlands	98.9	%(14)
OctoPlus Development B.V. (from February 15, 2013)	Netherlands	98.9	%(15)
OctoPlus Sciences B.V. (from February 15, 2013)	Netherlands	98.9	%(15)
OctoPlus PolyActive Sciences B.V. (from February 15, 2013)	Netherlands	98.9	%(16)
OctoPlus Technologies B.V. (from February 15, 2013)	Netherlands	98.9	%(15)
OctoShare B.V. (from February 15, 2013)	Netherlands	98.9	%(15)
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	USA	100	%(6)
Reddy Antilles N.V.	Netherlands	100%
Reddy beta GmbH (formerly beta Healthcare Solutions GmbH)	Germany	100	%(8)
Reddy Cheminor S.A.	France	100	%(2)
Reddy Holding GmbH	Germany	100	%(7)
Reddy Netherlands B.V.	Netherlands	100	%(1)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia S.P.A.	Italy	100	%(7)
Reddy Pharmaceuticals Hongkong Limited (until October 19, 2012)	Hongkong	100%
Reddy US Therapeutics Inc.	USA	100	%(1)
Trigenesis Therapeutics Inc. (until December 4, 2012)	USA	100%

(1)	Indirectly owned through Reddy Antilles N.V.
(2)	Subsidiary under liquidation.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)

Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary, as we hold a 51.33% stake. However, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories, Inc.
(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through Eurobridge Consulting B.V.
(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia SPA.
(12)	Indirectly owned through DRL Impex Limited
(13)	Indirectly owned through Dr. Reddy’s Laboratories International SA.
(14)	Indirectly owned through Reddy Netherlands B.V.
(15)	Indirectly owned through OctoPlus N.V.
(16)	Indirectly owned through OctoPlus Sciences B.V.
(17)	DRANU LLC is consolidated in accordance with guidance available in SIC-12.

4.D. Property, plant and equipment

The following table sets forth current information relating to our principal facilities:

Location	Approximate Area (Square feet)	Built up Area (Square feet)	Certifications	Installed Capacity	Actual Production
Pharmaceutical Services and Active Ingredients
API Hyderabad Plant 1, Andhra Pradesh, India	734,013	394,241	U.S. FDA and EUGMP	4,186(8)(11)	3,441(8)(11)
API Hyderabad Plant 2, Andhra Pradesh, India	725,274	391,203	U.S. FDA and EUGMP	See above(11)	See above(11)
API Hyderabad Plant 3, Andhra Pradesh, India	715,610	217,515	U.S. FDA and EUGMP	See above(11)	See above(11)
API Hyderabad Plant 4, Andhra Pradesh, India	228,033	141,035	U.S. FDA and EUGMP	See above(11)	See above(11)
API Nalgonda Plant, Andhra Pradesh, India	3,402,907	576,570	U.S. FDA and EUGMP	See above(11)	See above(11)
API Srikakulam Plant, Andhra Pradesh, India	3,461,251	1,414,927	U.S. FDA and EUGMP	See above(11)	See above(11)
API Srikakulam Plant (SEZ), Andhra Pradesh, India	10,804,102	398,766	—	N/A	N/A
Technology Development Centre Hyderabad 1, Andhra Pradesh, India	113,256	85,736	ISO 27001: 2005 Information Security Management System	N/A	N/A
Technology Development Centre Hyderabad 2, Andhra Pradesh, India	68,825	23,538	ISO 27001: 2005 Information Security Management System	N/A	N/A
API Cuernavaca Plant, Mexico	2,361,840	1,345,488	(1)	3,500(8)	2,047(8)
API Mirfield Plant, United Kingdom	1,785,960	653,400	ISO 9001:2008, MHRA (UK), U.S. FDA and Korean FDA (Travapost)	(12)	(12)
Technology Development Centre, Cambridge, United Kingdom(5)	32,966	32,966	—	N/A	N/A
Technology Development Centre, OctoPlus N.V., Leiden, the Netherlands(5)	56,500	18,700	EUGMP	2(7) (8)	0.07(7) (8)
Global Generics
Formulations Hyderabad Plant 1, Andhra Pradesh, India	217,729	142,075	(2)	10,636(6)(13) (15)	5,362(6)(13)
Formulations Hyderabad Plant 2, Andhra Pradesh, India	1,306,372	832,559	(3)	See above(13)	See above(13)
Formulations Yanam Plant, Pondicherry, India	457,000	63,738	—	See above(13)	See above(13)
Formulations Baddi Plant 1, Himachal Pradesh, India	786,261	217,546	WHO-GMP	See above(13)	See above(13)
Formulations Baddi Plant 2, Himachal Pradesh, India	378,190	205,284	—	See above(13)	See above(13)
Biologics Hyderabad, Andhra Pradesh, India	798,982	233,464	(2)	(9) (14)	23,691(9)
Formulations Hyderabad Plant 3, Andhra Pradesh, India	783,823	833,841	(4)	11,600(6)(10)	6,631(6)
Formulations Srikakulam Plant (SEZ), Andhra Pradesh, India(16)	301,895	301,895	—	N/A	N/A
Formulations Visakhapatnam Plant (SEZ), Andhra Pradesh, India	908,800	179,451	U.S. FDA, ANVISA, Brazil and BfARM, Germany	127(6)(7)	1(6)
Formulations Beverley Plant, East Yorkshire, United Kingdom	81,000	32,500	U.K. Medicine Control Agency, British Retail Consortium	N/A	N/A
Formulations Shreveport Plant, Louisiana, United States	1,817,123	335,000	U.S. FDA	5,875(6)(10)	3,806(6)
Formulations Bristol Plant, TN, United States	1,742,400	390,000	U.S. FDA	2,460(6)(10)	219(6)
Others
ADTL Hyderabad, Andhra Pradesh, India(7)	445,401	153,577	—	N/A	N/A

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

(5)	Leased facilities.
(6)	Million units.
(7)	On a single shift basis.
(8)	Tons.
(9)	Grams.
(10)	Three shift basis
(11)	Represents the aggregate capacity and production for the first six facilities listed in this table under PSAI.
(12)	Capacity and production at this facility is not separately tracked.
(13)	Represents the aggregate capacity and production for the first five facilities listed in this table under Global Generics.
(14)	Installed capacity is variable and subject to changes in product mix, and utilization of manufacturing facilities given the nature of production.
(15)	On a two shift basis.
(16)	This facility is part of our PSAI segment’s Special Economic Zone (“SEZ”) in Devunipalavalasa, Srikakulam, Andhra Pradesh, India.

Except for as indicated in the notes above, we own all of our facilities. All properties identified above, including leased properties, are either used for manufacturing and packaging of pharmaceutical products or for research and development activities. In addition, we have sales, marketing and administrative offices, some of which are owned and some others are leased properties. We believe that our facilities are optimally utilized.

Global Generics

We have completed construction of a facility at a Special Economic Zone located in Duvvada, Vishakhapatnam, Andhra Pradesh, India for the manufacture of oral and injectable cytotoxic finished dosages for our Global Generics segment. In November 2009, the U.S. FDA audited this facility and declared that we had resolved all Form 483 open items, enabling us to initiate the manufacture and supply of products from this facility to the United States, subject to the approval of product specific ANDAs. In June 2010, we commenced operations at this facility by manufacturing and exporting anastrazole tablets.

We are in the process of obtaining approvals from the U.S. FDA for products to be manufactured from a recently commissioned oral solid dosage form facility in a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. The new plant is intended for the manufacture of new molecules, and certain high volume products of our Global Generics segment.

Pharmaceutical Services and Active Ingredients

We have also set up a new manufacturing facility in a Special Economic Zone located in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. We expect to begin filing some of our new DMFs from this location during the year ending March 31, 2014. This plant is adjacent to an existing plant, in a newly acquired area of approximately 250 acres under a Pharmaceutical-Sector specific Special Economic Zone for fiscal benefits. This location also houses our Global Generics segment’s recently commissioned oral solid dosage form facility. The formal governmental approval for designating the property as a Special Economic Zone has been obtained.

Environmental laws and regulations

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

Overview

We are an integrated global pharmaceutical company committed to providing affordable and innovative medicines. We derive our revenues from the sale of finished dosage forms, active pharmaceutical ingredients and intermediates, development and manufacturing services provided to innovator pharmaceutical and biotechnology companies, and license fees from marketing authorizations for our products.

The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by reportable segments. Our reportable segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics: This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of our biologics business.

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

Critical Accounting Policies

Critical accounting policies are most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and application of these are discussed in detail in Notes 2 and 3 to our consolidated financial statements.

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

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as below:

•	Assessment of functional currency for foreign operations;

•	Financial instruments;

•	Useful lives of property, plant and equipment and other intangibles;

•	Measurement of recoverable amounts of cash-generating units;

•	Assets and obligations relating to employee benefits;

•	Provisions;

•	Sales returns, rebates and chargeback provisions;

•	Evaluation of recoverability of deferred tax assets;

•	Inventory obsolescence;

•	Business combinations; and

•	Contingencies.

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

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers (generally formulation manufacturers) from our factories. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by us upon delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from our parent company or subsidiaries. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by us upon delivery of the products to the customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Profit share revenues

From time to time, we enter into marketing arrangements with certain business partners for the sale of our products in certain markets. Under such arrangements, we sell our products to the business partners at a non-refundable base purchase price agreed upon in the arrangement, and we are also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner’s ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base purchase price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available. Otherwise, recognition is deferred to a subsequent period pending satisfaction of such collectability and reliability requirements. In measuring the amount of profit share revenue to be recognized for each period, we use all available information and evidence, including any confirmations from the business partner of the profit share amount owed to us, to the extent made available before the date our Board of Directors authorizes the issuance of our financial statements for the applicable period.

Milestone payments and out licensing arrangements

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment upon inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. Non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the period in which we have continuing performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, if the milestones are considered substantive, or over the period we have continuing performance obligations, if the milestones are not considered substantive. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Provision for chargeback, rebates and discounts

In our U.S. Generics business, our gross revenues are significantly reduced by chargebacks, rebates, sales returns, discounts, shelf stock adjustments, Medicaid payments and similar “gross-to-net” adjustments. The estimates of “gross-to-net” adjustments for our operations in India and other countries outside of the U.S. relate mainly to sales return allowances in all such operations, and certain rebates to healthcare insurance providers are specific to our German operations. The pattern of such sales return allowances is generally consistent with our gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by us.

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

•

Shelf Stock Adjustments: Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by us, and are accrued and paid when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

•

Cash Discounts: We offer cash discounts to our customers, generally at 2% of the gross sales price, as an incentive for paying within invoice terms, which generally range from 45 to 90 days. Accruals for such cash discounts do not involve any significant variables, and the estimates are based on the gross sales price and agreed cash discount percentage at the time of invoicing.

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 78% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2013. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

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

b)

Unit pricing rate—As at any point in time, inventory volumes on which we carry our chargeback accrual represents up to 1.5 months of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual relates to only such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2012, 2011 and 2010, respectively, and ended March 31, 2013, 2012 and 2011, respectively, on our estimated inventory levels computed based on the methodology mentioned above (see “Chargebacks” above). We noted that the impact on net sales on account of such price variation was negligible.

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

A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2011, 2012 and 2013, respectively:

Particulars	Chargebacks	Rebates	Medicaid	Sales Returns
	(All values in U.S.$ millions)
Beginning Balance: April 1, 2010	56	21	3	8
Current provisions relating to sales in current year	644	104	6	6
Provisions and adjustments relating to sales in prior years	*	2	1	—
Credits and payments**	(620)	(87)	(6)	(5)
Ending Balance: March 31, 2011	80	40	4	9
Beginning Balance: April 1, 2011	80	40	4	9
Current provisions relating to sales in current year	886	158	8	13
Provisions and adjustments relating to sales in prior years	*	4	0	0
Credits and payments**	(842)	(142)	(5)	(8)
Ending Balance: March 31, 2012	124	60	7	14
Beginning Balance: April 1, 2012	124	60	7	14
Current provisions relating to sales in current year	1,162	246	14	19
Provisions and adjustments relating to sales in prior years	*	1	1	—
Credits and payments**	(1,119)	(194)	(10)	(13)
Ending Balance: March 31, 2013	167	113	12	20

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

Services

Revenue from services rendered, which primarily relate to contract research, is recognized in the consolidated income statement as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognized as revenue over the expected period over which the related services are expected to be performed.

Export entitlements

Export entitlements from government authorities are recognized in the income statement as a reduction from cost of revenues when the right to receive credit as per the terms of the scheme is established in respect of the exports made by us, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity securities, trade receivables, cash and cash equivalents, loans and borrowings, trade payables and certain other assets and liabilities.

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

Available-for-sale financial assets

Our investments in mutual funds and equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income/(loss) and presented within equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the consolidated income statement.

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

Debt instruments and other financial liabilities

We initially recognize debt instruments issued on the date that they originate. All other financial liabilities are recognized initially on the trade date, which is the date we become a party to the contractual provisions of the instrument. These are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Others

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

De-recognition of financial assets and liabilities

We derecognize a financial asset when the contractual right to the cash flows from that asset expires, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If we retain substantially all the risks and rewards of ownership of a transferred financial asset, we continue to recognize the financial asset and also recognize a collateralized borrowing, at amortized cost, for the proceeds received.

We derecognize a financial liability when its contractual obligations are discharged, cancelled or expired. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized as profit or loss.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, we have a legal right and ability to offset the amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments

We are exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

We use derivative financial instruments, including forward exchange contracts, option contracts and currency swap contracts, to mitigate our risk of changes in foreign currency exchange rates. We also use non-derivative financial instruments as part of our foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

We classify our derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measure them at fair value. The effective portion of such cash flow hedges is recorded in our hedging reserve, as a component of equity, and re-classified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the consolidated income statement as finance costs immediately.

We also designate certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, we apply cash flow hedge accounting to such relationships. Remeasurement gain/loss on such non-derivative financial liabilities is recorded in our hedging reserve, as a component of equity, and reclassified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

Upon initial designation of a hedging instrument, we formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. We make an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80%-125% relative to the gain or loss on the hedged items. For cash flow hedges to be “highly effective”, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss), remains there until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income/(loss) is recognized immediately in the consolidated income statement.

Hedges of recognized assets and liabilities

For derivative financial instruments such as forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied, changes in the fair value of such derivative financial instruments are recognized in the consolidated income statement. The changes in fair value of such derivative financial instruments as well as the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance income/(expense)” in the consolidated income statement.

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

Foreign currency transactions and foreign operations

Transactions in foreign currencies are translated to the respective functional currencies of entities within our company group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise

Foreign exchange gains and losses arising from a monetary item receivable from a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in other comprehensive income/(loss) and presented within equity as a part of foreign currency translation reserve (“FCTR”).

In case of foreign operations whose functional currency is different from Indian rupees (our parent company’s functional currency), the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in other comprehensive income/(loss) and presented within equity as part of FCTR. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to the consolidated income statement.

Business combinations

We use the acquisition method of accounting to account for any business combination that occurred on or after April 1, 2009. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, we take into consideration potential voting rights that currently are exercisable.

We measure goodwill as of the applicable acquisition date at the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in the consolidated income statement. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by us to the previous owners of the acquiree, and equity interests issued by us. Consideration transferred also includes the fair value of any contingent consideration. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. On an acquisition-by-acquisition basis, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Transaction costs incurred by us in connection with a business combination, such as finder’s fees, legal fees, due diligence fees and other professional and consulting fees, are expensed as incurred.

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders. The difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

Goodwill and other intangible assets

Goodwill represents the excess of consideration transferred, together with the amount of non-controlling interest in the acquiree, over the fair value of our share of identifiable net assets acquired. If the consideration transferred, together with the amount of non-controlling interest, is less than the fair value of net assets of the subsidiary, a bargain purchase gain is recognized immediately in the consolidated income statement.

Subsequent measurement of goodwill

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

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:

•	development costs can be measured reliably;

•	the product or process is technically and commercially feasible;

•	future economic benefits are probable; and

•	we intend to and has sufficient resources to complete development and to use or sell the asset.

Our internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. However, where the recognition criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2013, no internal drug development expenditure amounts have met the recognition criteria. The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

In conducting our research and development activities related to new chemical entities (“NCEs”) and proprietary products, we seek to optimize our expenditures and to limit our risk exposures. Most of our current research and development projects related to NCEs and proprietary products are at an early discovery phase where project costs are insignificant and cannot be directly identified to any specific project, as these costs generally represent staff and common facility costs. These early development stage exploratory projects are numerous and are characterized by uncertainty with respect to timing and cost of completion. At such time as a research and development project related to an NCE or proprietary product progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:

a)	it is expected to account for more than 10% of our total research and development costs; and

b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.

Historically, none of our development projects have met the significance thresholds listed above.

A substantial portion of our current research and development activities relates to the development of bio-equivalent generic products, which do not require full scale clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2013 were 7,674 million, which was approximately 7% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2013, 2012 and 2011 represented approximately 60%, 71% and 79%, respectively, of our total research and development expenditures.

For each of our bio-equivalent generic product research and development projects, the timing and cost of completion varies depending on numerous factors, including, among others: the intellectual property patented by the innovator for the applicable product; the patent regimes of the countries in which we seek to market the product; our development strategy for such product; the complexity of the molecule for such product; and the time required to address any development challenges that arise during the development process. For any particular bio-equivalent generic product, these factors and other product launch requirements may vary across the numerous geographies in which we seek to market the product. In addition, bio-equivalent research and development projects often may relate to a number of different therapeutic areas. At any particular point of time, we tend to have a very high number of bio-equivalent generic product research and development projects ongoing simultaneously, in various developmental stages, with the exact number of such active projects changing regularly. As a result, we believe it would be impractical for us to state the exact number of ongoing projects and the estimated timing or cost to complete such projects.

Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalized. Our criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable).

Intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each statement of financial position date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognized immediately in the consolidated income statement.

Other intangible assets

Other intangible assets that are acquired by us, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate.

Amortization

Amortization is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of intangible assets or on any other basis that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. Intangible assets that are not available for use are amortized from the date they are available for use.

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

All impairment losses are recognized in the consolidated income statement. When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in other comprehensive income is transferred to the statement of income. An impairment loss may be reversed in subsequent periods, if the indicators for the impairment no longer exist. Such reversals are recognized in other comprehensive income.

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

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

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

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealized inter-company profit or loss on inventories held by us in different tax jurisdictions is recognized using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for us and all such taxes are recognized in the statement of changes in equity as part of the associated dividend payment.

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

Restructuring

A provision for restructuring is recognized when we have approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by us from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, we recognize any impairment loss on the assets associated with that contract.

Reimbursement rights

Expected reimbursements for expenditures required to settle a provision are recognized only when receipt of such reimbursements is virtually certain. Such reimbursements are recognized as a separate asset in the statement of financial position, with a corresponding credit to the specific expense for which the provision has been made.

5.A. Operating results

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the Year Ended March 31,
	2011		2012		2013

	( in millions)
	Revenues	Revenues (Segment % of Total)	Revenues	Revenues (Segment % of Total)	Revenues	Revenues (Segment % of Total)
Global Generics	53,340	71%	70,243	72%	82,563	71%
Pharmaceutical Services and Active Ingredients	19,648	26%	23,812	25%	30,702	26%
Proprietary Products	532	1%	1,078	1%	1,468	1%
Others	1,173	2%	1,604	2%	1,533	2%

Total	74,693	100%	96,737	100%	116,266	100%

The following table sets forth, for the periods indicated, our gross profits by segment:

	For the Year Ended March 31,
	2011		2012		2013

	( in millions)
	Gross Profit	Gross Profit (% of Segment Revenue)	Gross Profit	Gross Profit (% of Segment Revenue)	Gross Profit	Gross Profit (% of Segment Revenue)
Global Generics	34,499	65%	44,263	63%	48,721	59%
Pharmaceutical Services and Active Ingredients	5,105	26%	7,508	32%	9,970	32%
Proprietary Products	382	72%	903	84%	1,324	90%
Others	277	24%	631	39%	564	37%

Total	40,263	54%	53,305	55%	60,579	52%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales
	For the Year Ended March 31,			Percentage Increase/(Decrease)
	2011	2012	2013	2011 to 2012	2012 to 2013
Revenues	100.0%	100.0%	100.0%	30%	20%
Gross profit	53.9%	55.1%	52.1%	32%	14%
Selling, general, and administrative expenses	31.7%	29.8%	28.9%	22%	16%
Research and development expenses	6.8%	6.1%	6.6%	17%	30%
Impairment loss on other intangible assets	—	1.1%	0.4%	NC	NC
Impairment loss on goodwill	—	—	0.2%	NC	NC
Other income, net	(1.5%)	(0.8%)	(2.1%)	(31%)	224%
Results from operating activities	16.9%	18.9%	18.2%	45%	16%
Finance (expense)/income, net	(0.3%)	0.2%	0.4%	NC	187%
Profit before income taxes	16.7%	19.1%	18.6%	48%	17%
Income tax expense, net	(1.9%)	(4.3%)	(4.2%)	200%	17%
Profit for the period	14.8%	14.7%	14.4%	29%	18%

NC = Not comparable

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Revenues

•

Our overall consolidated revenues were 116,266 million for the year ended March 31, 2013, an increase of 20% as compared to 96,737 million for the year ended March 31, 2012. Our revenues for the year ended March 31, 2012 included a profit share pursuant to our agreement with Teva Pharmaceutical Industries Ltd. of 4,500 million, attributable to sales of olanzapine 20 mg tablets in the United States with a 180 days marketing exclusivity. Excluding this impact, revenues increased by 26% for the year ended March 31, 2013 as compared to the year ended March 31, 2012. Revenue growth for the year ended March 31, 2013 was largely driven by our Global Generics segment’s operations in the United States, India and our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), as well as our Pharmaceutical Services and Active Ingredients segment’s operations.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2011		2012		2013
	Revenues	% of Total Revenue *	Revenues	% of Total Revenue *	Revenues	% of Total Revenue *

	( in millions)
Global Generics	53,340	71%	70,243	72%	82,563	71%
North America (the United States and Canada)	18,996	36%	31,889	45%	37,846	46%
Europe	8,431	16%	8,259	12%	7,716	9%
India	11,690	22%	12,931	18%	14,560	18%
Russia and other countries of the former Soviet Union	10,858	20%	13,260	19%	16,908	20%
Rest of the World	3,365	6%	3,904	6%	5,533	7%
Pharmaceutical Services and Active Ingredients	19,648	26%	23,812	25%	30,702	26%
North America (the United States and Canada)	3,170	16%	4,272	18%	5,744	19%
Europe	7,020	36%	8,424	35%	12,007	39%
India	2,619	13%	3,586	15%	4,638	15%
Rest of the World	6,838	35%	7,531	32%	8,313	27%
Proprietary Products and Others	1,705	3%	2,682	3%	3,001	3%

Total	74,693	100%	96,737	100%	116,266	100%

*	The percentage of geography revenue to total represents the respective geography’s revenue to the total segment’s revenue.

•

During the year ended March 31, 2013, the Indian rupee depreciated by approximately 12%, 6%, and 7% against the U.S. dollar, the Euro and the Russian rouble, respectively, as compared to the year ended March 31, 2012. This change in the exchange rates resulted in higher reported revenues because of the increase in Indian rupee realization from sales in U.S. dollars, Euros and Russian roubles. However for the U.S. dollar, our higher realization was partially offset on account of net losses incurred on cash flow hedges undertaken by us to hedge the foreign currency risk associated with highly probable forecasted sales transactions. Accordingly, on a net basis, our realizations of U.S. dollar denominated revenues reported in Indian rupees were higher by 9% during the year ended March 31, 2013 on account of depreciation of the Indian rupee.

•

Our provision for sales returns as at March 31, 2013 was 1,904 million, as compared to a provision of 1,335 million as at March 31, 2012. This increase in our provision is primarily due to higher sales recorded during the year ended March 31, 2013. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.1. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. For further information regarding our sales return provisions, see Note 21 to our consolidated financial statements.

Segment analysis

Global Generics

Revenues from our Global Generics segment were 82,563 million for the year ended March 31, 2013, an increase of 18% as compared to 70,243 million for the year ended March 31, 2012. This segment’s revenues for the year ended March 31, 2012 included a profit share pursuant to our agreement with Teva Pharmaceutical Industries Ltd. of 4,500 million, attributable to sales of olanzapine 20 mg tablets in the United States subject to 180 days marketing exclusivity. Excluding this impact, revenues from our Global Generics segment increased by 26% for the year ended March 31, 2013 as compared to the year ended March 31, 2012. North America (the United States and Canada), our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) and India, contribute approximately 91% of the revenues of this segment for the year ended March 31, 2013.

Excluding the impact of profit share revenues from sales of olanzapine 20 mg, the 26% increase in revenues of this segment was attributed to the following factors: approximately 16% of the increase resulted from an increase in the sales volumes of existing products in this segment, approximately 12% of the increase resulted from the introduction of new products in this segment, offset by an approximately 2% decrease resulting from decline in sales prices (net of currency depreciation) of products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the year ended March 31, 2013 were 37,846 million, an increase of 19% as compared to our revenues of 31,889 million for the year ended March 31, 2012. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), this segment’s revenues from such geography grew by 10% in the year ended March 31, 2013 as compared to the year ended March 31, 2012.

Excluding the impact of Olanzapine profit share revenues from Teva Pharmaceuticals Ltd. of 4,500 million during the year ended March 31, 2012, the revenues from North America (the United States and Canada) for the year ended March 31, 2013 increased by 38% as compared to the year ended March 31, 2012. In U.S. dollar absolute currency terms (i.e., U.S dollars without taking into account the effect of currency exchange rates), this segment’s revenues from such geography grew by 29% in the year ended March 31, 2013 as compared to the year ended March 31, 2012. This growth was largely attributable to the following:

•

Revenues from 14 new products launched in the year ended March 31, 2013, including the 180 days marketing exclusivity of finasteride 1 mg (our generic version of Propecia®) and clopidogrel 300 mg (our generic version of Plavix®). The following table sets forth, for the year ended March 31, 2013, products that we launched in the United States:

Product	Therapeutic Category	Innovator’s Brand
Olanzapine (other than 20 mg)	Antipsychotic	Zyprexa®
Lansoprazole OTC	Gastro-intestinal	Prevacid®
Clopidogrel	Cardiovascular	Plavix®
Ropinirole hydrochloride XR	Central nervous system	Requip XL®
Atorvastatin	Cardiovascular	Lipitor®
Ibandronate sodium	Calcium regulator	Boniva®
Montelukast sodium, Montelukast sodium chewable, and Montelukast sodium oral granules	Respiratory	Singulair®
Metoprolol succinate ER	Cardiovascular	Toprol—XL®
Amoxicillin (tablets, capsules and oral suspension)	Anti-infective	Amoxil®
Sildenafil	Cardiovascular	Revatio®
Finasteride	Alopecia agent	Propecia®
Desloratadine ODT	Anti-infective	Clarinex® Reditabs®
Zoledronic acid injection	Calcium regulator	Zometa®
Zenatane TM	Dermatology	Accutane®

•

Market share expansion in our existing key products such as ziprasidone and fondaparinux, ramp-up in our antibiotics portfolio and higher contributions by our facility in Shreveport, Louisiana, U.S.A. Our facility in Shreveport, Louisiana, U.S.A. accounted for approximately 4% of the revenue growth of this segment in North America (the United States and Canada), primarily due to a new multi-year contract signed with a customer during the previous year.

During the year ended March 31, 2013, we made 19 U.S. filings, which includes one NDA filing under section 505(b)(2) and 18 ANDA filings, bringing our cumulative ANDA filings to 200. We now have 65 ANDAs pending approval at the U.S. FDA, out of which 38 are Paragraph IV filings and we believe 8 to have first to file status.

During the year ending March 31, 2014, we expect to launch a few more key products, and we remain optimistic about the long term growth opportunity in this market.

India: Our revenues from India for the year ended March 31, 2013 were 14,560 million, an increase of 13% as compared to the year ended March 31, 2012. This growth was driven by an increase in sales volumes across our key brands, such as Omez, Nise, Stamlo, Razo and Reditux, as well as revenues from 24 new brands launched during the year. According to IMS Health, a market research firm, as per its moving annual total report for the 12 months ended March 31, 2013, our sales value grew by 13.7% as compared to the Indian pharmaceutical market, which grew by 10.2%.

Bio-similar products are one of our key growth drivers in India, and represent approximately 8% of our revenues from India in the year ended March 31, 2013.

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), for the year ended March 31, 2013 were 22,441 million, an increase of 31% over the year ended March 31, 2012. This growth was due to the reasons set forth in the below discussions of these geographies.

Russia: Our revenues from Russia for the year ended March 31, 2013 were 14,048 million, an increase of 27% over the year ended March 31, 2012. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues grew by 18% in the year ended March 31, 2013 as compared to the year ended March 31, 2012. The growth was largely driven by an increase in sales across our key brands (such as Nise, Omez, Ketorol, Senade and Cetrine) as well as new product launches. According to IMS Health, a market research firm, as per its moving annual total report for the 12 months ended March 31, 2013, our sales value and volume growths for the year ended March 31, 2013 were 4.9% and 2.7%, respectively, as compared to the Russian pharmaceutical market value growth and volume decrease of 8.5% and 0.7%, respectively. During the same period, our volume market share increased from 1.65% to 1.70%. We launched 5 new brands in Russia during the year ended March 31, 2013. OTC products represented approximately 34% of our overall sales in Russia and we intend to further strengthen our OTC sales by continuous branding initiatives.

Other countries of the former Soviet Union: Our revenues from other countries of the former Soviet Union for the year ended March 31, 2013 were 2,860 million, an increase of 28% over the year ended March 31, 2012. This growth was largely led by increased revenues resulting from higher prices and increased sales volumes from sales in Ukraine, Belarus and Kazakhstan, and partly benefitted by depreciation of the Indian rupee against the U.S. dollar and Ukrainian hryvnia.

Rest of the World Markets: We refer to all markets of this segment other than North America, Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our revenues from our “Rest of the World” markets were 5,533 million in the year ended March 31, 2013, an increase of 42% as compared to the year ended March 31, 2012. The growth was largely led by increased revenues resulting from higher prices and increased sales volumes from South Africa, Australia and Venezuela, and was partially offset by the impact of devaluation of the Venezuelan bolivar.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our Pharmaceutical Services and Active Ingredients (“PSAI”) segment’s revenues for the year ended March 31, 2013 were 30,702 million, an increase of 29% as compared to the year ended March 31, 2012. This was largely attributable to:

•

increases in the sales of active pharmaceutical ingredients to generic customers to support their generic product launches related to impending patent expirations, which increased our PSAI segment’s revenues by 9%;

•

a strong recovery of customer orders in our PSAI segment primarily due to increased pharmaceutical development services for certain products provided to our innovator company customers, which increased our PSAI segment’s revenues by 8%; and

•	the impact of depreciation of the Indian rupee against multiple currencies, which increased our PSAI segment’s revenues by 12%.

In the year ended March 31, 2013, our PSAI segment filed 47 Drug Master Files (“DMFs”) worldwide, of which 5 were filed in the United States, 10 were filed in Europe and 32 were filed in other countries. Cumulatively, our total DMFs filed worldwide as of March 31, 2013 were 577, including 184 DMFs filed in the United States.

Gross Margin

Our total gross margin was 60,579 million for the year ended March 31, 2013, representing 52% of our total revenues for this period, as compared to 53,305 million for the year ended March 31, 2012, representing 55% of our total revenues for this period.

The following table sets forth, for the periods indicated, our gross margin by segment:

	For the Year Ended March 31,
	2011		2012		2013
	Gross Margin	% of Segment Revenue	Gross Margin	% of Segment Revenue	Gross Margin	% of Segment Revenue

	( in millions)
Global Generics	34,499	65%	44,263	63%	48,721	59%
Pharmaceutical Services and Active Ingredients	5,105	26%	7,508	32%	9,970	32%
Proprietary Products	382	72%	903	84%	1,324	90%
Others	277	24%	631	39%	564	37%

Total	40,263	54%	53,305	55%	60,579	52%

The change in gross margin was primarily on account of the following:

•	the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate;

•

the impact of one time profit share revenues from the sale of olanzapine 20 mg tablets in the United States during the year ended March 31, 2012, which resulted in higher gross margins during such year;

•	the unfavorable impact of price erosions in some of our existing products in the United States and Germany; and

•	the unfavorable impact of higher power and fuel costs in India due to an increase in tariff rates as well as imposition of certain fuel surcharge adjustments.

Adjusting for the impact of the one time profit share revenues from the sale of olanzapine 20 mg tablets in the United States during the year ended March 31, 2012 which resulted in higher gross margins during such year, the gross margin for the year ended March 31, 2013 did not change significantly as compared to the gross margin for the year ended March 31, 2012.

Selling, general and administrative expenses

Our selling, general and administrative expenses for the year ended March 31, 2013 were 33,584 million, an increase of 16% as compared to 28,867 million for the year ended March 31, 2012. Including the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was primarily on account of the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 9%; and

•	higher distribution costs, due to increases in sales volumes and freight cost increases, which increased our selling, general and administrative expenses by 3%.

Our selling, general and administrative expenses as a percentage of sales have gradually declined and were at 29% for the year ended March 31, 2013 as compared to 30% and 32% for the years ended March 31, 2012 and 2011, respectively.

Research and development expenses

Our research and development expenses for the year ended March 31, 2013 were 7,674 million, an increase of 30% as compared to 5,911 million during the year ended March 31, 2012. The increase in research and development expenditure was primarily due to increased spending in our innovative and bio-pharmaceutical research. Our research and development expenditures accounted for 6.6% of our total revenues during the year ended March 31, 2013, as compared to 6.1% during the year ended March 31, 2012. Approximately 60% of our research and development expenses during the year ended March 31, 2013 were spent towards the development of bio-equivalent generic products and the other 40% was dedicated to innovative and bio-pharmaceutical research.

Impairment loss on goodwill and other intangible assets

Based on the business performance and expected cash flows from our business in Italy, we carried out an impairment test of Dr. Reddy’s SRL’s cash-generating unit and recorded an impairment loss of goodwill amounting to 181 million during the year ended March 31, 2013. Further, we also recorded an impairment loss on intangibles amounting to 10 million during the year ended March 31, 2013 pertaining to this cash-generating unit.

Consequent to the decline in expected cash flows of some of the products forming part of the product related intangibles pertaining to our Global Generics segment, we carried out an impairment test of such product related intangibles and recorded an impairment loss of 497 million during the year ended March 31, 2013.

Other income, net

In the year ended March 31, 2013, our net other income was 2,479 million as compared to the net other income of 765 million in the year ended March 31, 2012. The increase was primarily on account of the following:

•

During March 2013, we entered into an agreement with Nordion Inc. (formerly known as MDS Inc.) to settle our ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, we received a one-time settlement amount of 1,220 million (U.S.$22.5 million) from Nordion Inc., out of which 108 million (U.S.$2 million) was towards reimbursement of research and development cost and was recorded as reduction in such cost. The balance of 1,112 million (U.S.$20.5 million) was compensation for lost profits and was recorded as part of other income; and

•	a net increase in sales of spent chemicals by 208 million.

Finance income, net

Net finance income was 460 million for the year ended March 31, 2013, as compared to net finance income of 160 million for the year ended March 31, 2012. The change was primarily on account of the following:

•	our net foreign exchange gain was 365 million for the year ended March 31, 2013, as compared to a net foreign exchange gain of 689 million for the year ended March 31, 2012;

•

our net interest expense was 118 million for the year ended March 31, 2013, as compared to net interest expense of 690 million for the year ended March 31, 2012 primarily due to increased interest income on our higher term deposits; and

•	our dividend and profit on sale of investments was 213 million for the year ended March 31, 2013, as compared to 161 million for the year ended March 31, 2012.

Profit before income taxes

As a result of the above, profit before income taxes was 21,676 million for the year ended March 31, 2013, an increase of 17% as compared to 18,466 million for the year ended March 31, 2012.

Income tax expense

Income tax expense was 4,900 million for the year ended March 31, 2013, as compared to income tax expense of 4,204 million for the year ended March 31, 2012.

Our consolidated effective tax rate was 22.6% for the year ended March 31, 2013, as compared to a consolidated effective tax rate of 22.8% for the year ended March 31, 2012.

Profit for the period

As a result of the above, our net result was a net profit of 16,776 million for the year ended March 31, 2013, as compared to a net profit of 14,262 million for the year ended March 31, 2012.

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

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2010		2011		2012
	Revenues	% of Total Revenue *	Revenues	% of Total Revenue *	Revenues	% of Total Revenue *

	( in millions)
Global Generics	48,606	69%	53,340	71%	70,243	72%
North America (the United States and Canada)	16,817	35%	18,996	36%	31,889	45%
Europe	9,643	20%	8,431	16%	8,259	12%
India	10,158	21%	11,690	22%	12,931	18%
Russia and other countries of the former Soviet Union	9,119	19%	10,858	20%	13,260	19%
Rest of the World	2,869	6%	3,365	6%	3,904	6%
Pharmaceutical Services and Active Ingredients	20,404	29%	19,648	26%	23,812	25%
North America (the United States and Canada)	3,673	18%	3,170	16%	4,272	18%
Europe	6,652	33%	7,020	36%	8,424	35%
India	2,646	13%	2,619	13%	3,586	15%
Rest of the World	7,433	36%	6,838	35%	7,531	32%
Others	1,267	2%	1,705	3%	2,682	3%

Total	70,277	100%	74,693	100%	96,737	100%

*	The percentage of geography revenue to total represents the respective geography’s revenue to the total segment’s revenue.

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

•

Our provision for sales returns during the year ended March 31, 2012 was 1,335 million, as compared to 731 million during the year ended March 31, 2011. This increase in our provision is primarily due to higher sales recorded during the year ended March 31, 2012. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.1. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. For further information regarding our sales return provisions, see Note 22 to our consolidated financial statements.

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

The following table sets forth, for the year ended March 31, 2012, products that we launched in North America (the United States and Canada):

Product	Innovator’s Brand	Total annual market size* (U.S.$Billions)
Donepezil HCL	Aricept®	U.S.$	2.10
Venlafaxine-XR	Effexor XR®		2.50
Letrozole	Femara®		0.70
Levofloxacin	Levaquin®		1.70
Topotecan injection	Hycamtin®		0.10
Fondaparinux sodium injection	Arixtra®		0.32
Amlodipine besylate and Benazepril hydrochloride (5/40 mg)	Lotrel®		0.02
Rivastigmine tartrate	Exelon®		0.10
Gemcitabine for injection	Gemzar®		0.70
Fexofenadine-pseudoephedrine HCL OTC	Allegra-D24®		N/A
Amoxicillin clavulanic acid (oral suspension and tablets)	Augmentin®		0.46
Olanzapine	Zyprexa®		3.60
Olanzapine ODT	Zyprexa Zydis®		0.40
Ziprasidone	Geodon®		1.34
Quetiapine fumarate	Seroquel®		4.60

*	Approximate total annual market size in the United States at the time of our generic launch, as per IMS Health.

•	Market share expansion in our existing key products such as lansoprazole, omeprazole magnesium OTC, tacrolimus and higher contributions of our Shreveport facility.

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

Selling, general and administrative expenses

Our selling, general and administrative expenses for the year ended March 31, 2012 were 28,867 million, an increase of 22% as compared to 23,689 million for the year ended March 31, 2011. This increase was primarily on account of the following:

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

Recent Accounting Pronouncements

Standards issued but not yet effective and not early adopted by us

IFRS 9- Financial instruments

In November 2009, the IASB issued IFRS 9, “Financial instruments”, which will change the classification and measurement of financial instruments, hedging requirements and recognition of fair value changes. Currently, new requirements have been issued only on the classification and measurement for financial assets and financial liabilities. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. We believe that the adoption of IFRS 9 will not have any material impact on our consolidated financial statements.

New standards and amendments on consolidated financial statements, joint arrangements and fair value measurements

In May 2011, the IASB issued the following new standards and amendments:

•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IFRS 13, “Fair Value Measurement”.

•	IAS 27 (Revised 2011), “Separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

All of the standards mentioned above are effective for annual periods beginning on or after January 1, 2013. We are required to apply these new standards and amendments in our annual periods beginning on April 1, 2013 and we believe that adoption of these standards will not have any material impact on our consolidated financial statements.

IAS-19- Employee benefits

In June 2011, the IASB issued amendments to IAS-19 “Employee benefits”. The amendments change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. These amendments also enhance the disclosure requirements for defined benefit plans by requiring disclosure of information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans. We are required to apply these amendments in our annual periods beginning on April 1, 2013 and we believe that these amendments will not have any material impact on our consolidated financial statements.

IAS-1- Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS-1 “Presentation of financial statements”, which amended the standard as follows:

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

These amendments are effective for annual periods beginning on or after July 1, 2012, although earlier application is permitted. We are required to apply these amendments in our annual periods beginning on April 1, 2013 and we believe that these amendments will not have any material impact on our consolidated financial statements.

Amendment to IFRS 7- Disclosures- offsetting financial assets and financial liabilities

In December 2011, the IASB issued amendments to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The amendment is effective for fiscal years beginning on or after January 1, 2013, although earlier application is permitted. We are required to apply these amendments in our annual periods beginning on April 1, 2013 and we believe that these amendments will not have any material impact on our consolidated financial statements.

Amendment to IAS 32- Offsetting financial assets and financial liabilities

In December, 2011, the IASB issued amendments to IAS 32 “Offsetting financial assets and financial liabilities”. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”. The amendments to IAS 32 are effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. We believe that these amendments will not have any material impact on our consolidated financial statements.

5.B. Liquidity and capital resources

Liquidity

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We also borrowed U.S.$220 million during the year ended March 31, 2012, the repayment of which begins after three years from the origination date, to repay some of our then existing short term borrowings and to meet anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	Year Ended March 31,
	2013	2012	2011

	( in millions)
Net cash provided by/(used in):
Operating activities	13,317	16,150	8,009
Investing activities	(13,944)	(18,665)	(8,658)
Financing activities	(1,792)	3,735	(377)
Net increase/(decrease) in cash and cash equivalents	(2,419)	1,220	(1,026)
Effect of exchange rate changes on cash	94	499	141

In addition to cash, inventory and our balance of accounts receivable, our unused sources of liquidity included approximately 20,364 million in available credit under revolving credit facilities with banks as of March 31, 2013. We had no other material unused sources of liquidity as of March 31, 2013.

Cash Flow from Operating Activities

The net result of our operating activities was a cash inflow of 13,317 million for the year ended March 31, 2013, as compared to cash inflows of 16,150 million and 8,009 million for the years ended March 31, 2012 and 2011, respectively.

The net cash provided by our operating activities decreased by 2,833 million during the year ended March 31, 2013, as compared to the year ended March 31, 2012, primarily due to the following reasons:

•

Our balances and receivables from statutory authorities increased by approximately 1,949 million during the year ended March 31, 2013, as compared to a decrease by approximately 270 million during the year ended March 31, 2012. These balances primarily represent amounts receivables from the excise, value added tax and customs authorities of India and the unutilized excise input credits on purchases and are included in our “other current assets”. This increase was primarily due to increased sales volumes as well as delayed payment from the statutory authorities during the year ended March 31, 2013. We expect these balances to be paid in the near term and we do not foresee any material payment risks, as these are receivables from governmental authorities.

•

Our accruals forming part of our Germany business decreased by approximately 1,328 million during the year ended March 31, 2013, as compared to an increase by approximately 2,420 million during the year ended March 31, 2012. These accruals primarily represent amounts accrued for tender rebates and are payable to the various statutory healthcare insurance (“SHI”) funds upon submission of claims by such SHI funds. We account for such rebate accruals concurrently with the sales generating such rebates. Effective June 2011, we started supplying our products under a new tender contract awarded to us by one of the big SHI funds in Germany. A significant portion of tender rebates under this contract was not claimed by such SHI fund as at March 31, 2012. As a result, our accruals during the year ended March 31, 2012 increased substantially. During the year ended March 31, 2013, we received various invoices for the rebate claims and, accordingly, this resulted in the payment of such tender rebates during that year.

The aforesaid reasons resulted in an incremental net cash outflow from operating activities of 5,967 million in the year ended March 31, 2013 as compared to the year ended March 31, 2012.

The aforesaid increase in cash outflows was partially offset by cash inflows from increases in our business performance during the year ended March 31, 2013, resulting in earnings before interest, tax, depreciation, impairment and amortization of 28,031 million, as compared to 25,409 million for the year ended March 31, 2012.

Our days’ sales outstanding (“DSO”), based on the most recent quarter’s sales as at March 31, 2013 and 2012, were 86 days and 87 days, respectively.

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

Cash Flow from Investing Activities

Our net cash used in investing activities during the year ended March 31, 2013 was 13,944 million, as compared to 18,665 million and 8,658 million during the years ended March 31, 2012 and 2011, respectively.

Our net cash used in investing activities decreased during the year ended March 31, 2013, as compared to the year ended March 31, 2012, primarily due to the following reasons:

•

our net investments in mutual funds and time deposits having a maturity of more than three months’ decreased by 4,548 million during the year ended March 31, 2013 as compared to the year ended March 31, 2012;

•

approximately 1,605 million of cash outflow during the year ended March 31, 2012 was attributable to payment towards acquisition of the rights to manufacture, distribute and market the product Cloderm (clocortolone pivalate 0.1%) in the United States; and

•

approximately 1,746 million of cash outflow during the year ended March 31, 2013 was attributable to the acquisition of OctoPlus N.V., a specialty pharmaceutical company, which provides pharmaceutical development services, controlled release drug delivery technologies and current Good Manufacturing Practice (“cGMP”) manufacturing of final products.

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

Cash Flows from Financing Activities

Our net cash outflow was 1,792 million during the year ended March 31, 2013, as compared to a net cash inflow of 3,735 million during the year ended March 31, 2012 and a net cash outflow of 377 million during the year ended March 31, 2011, as a result of financing activities during these prior years.

The following highlights the reasons for net cash outflows of 1,792 million during the year ended March 31, 2013 as compared to net cash inflows of 3,735 million during the year ended March 31, 2012:

•

we had cash inflow from a new long term loan of 10,713 million (U.S.$220 million) taken by our Swiss subsidiary, Dr. Reddy’s Laboratories, SA, during the year ended March 31, 2012. Such new long term loan was incurred primarily to repay some of our short term borrowings, as well as to meet our near term capital expenditure plans; and

•

we had cash inflow from net short term borrowing proceeds of 2,329 million during the year ended March 31, 2013, which was primarily drawn for our working capital needs. In comparison, we had a cash outflow on account of net short term borrowings repayments of 3,650 million during the year ended March 31, 2012, primarily repaid from the cash generated from long term borrowings.

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

Principal obligations

The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2013:

	Payments due by period
Financial Contractual Obligations	Total	Less than 1 year	1-5 years	More than 5 years

	( in millions)
Short-term borrowings from banks	18,914	18,914	—	—
Long term debt :
Bonus debentures	5,078	5,078	—	—
Foreign currency loan	11,943	—	11,943	—

Total obligations	35,935	23,992	11,943	—

Annual rate of interest

Short term borrowings

	As at March 31, 2013
	Outstanding balance	Currency	Interest rate	Average amount outstanding	Maximum amount outstanding

	(All amounts in millions)
Packing credit foreign currency borrowings	14,736	USD	LIBOR + 50 to 120 bps	12,480	15,242
		EURO	LIBOR + 50 to 125 bps
		RUB	7.25% to 8%
Borrowings on transfer of receivables	1,050	RUB	7.30%	462	1,098
Other foreign currency borrowings	3,128	EURO	LIBOR + 110 bps	5,346	5,710

	As at March 31, 2012
	Outstanding balance	Currency	Interest rate	Average amount outstanding	Maximum amount outstanding

	(All amounts in millions)
Packing credit foreign currency borrowings	9,322	USD	LIBOR+ 100 to 150 bps	8,462	10,695
Borrowings on transfer of receivables	881	RUB	7.75%	1,021	1,729
Other foreign currency borrowings	5,641	USD EURO	LIBOR + 125 bps EURIBOR + 135 bps	11,088	15,781
		RUB and VEF	8.35% to 20%
Rupee Borrowings	—		8.75%	467	950

Long term borrowings

	As at March 31,
	2013	2012
Bonus debentures	9.25%	9.25%
Foreign currency borrowings	LIBOR + 145 bps	LIBOR + 145 bps

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

As of March 31, 2013 and 2012, we had committed to spend approximately 2,912 million and 2,351 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our long term borrowings.

5.C. Research and development, patents and licenses, etc.

Research and Development

Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

•

Global Generics, where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in emerging markets or whose patents and regulatory exclusivity periods have expired or are nearing expiration in the highly regulated markets of the United States and Europe. Global Generics also includes our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our new biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.

•

Pharmaceutical Services and Active Ingredients, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients and intermediates (“API”) for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical line of business, where we continue to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain, from discovery all the way to the market.

•

Proprietary Products, where we are actively pursuing discovery and development of new molecules, sometimes referred to as a “new chemical entity” or “NCE”, and differentiated formulations. Our business model focuses on building a pipeline in pain, dermatology and infectious diseases.

In the years ended March 31, 2013, 2012 and 2011, we expended 7,674 million, 5,911 million and 5,060 million, respectively, on research and development activities. The increase in research and development expenditure was primarily due to increased spending in our innovative and bio-pharmaceutical research.

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2013, we had registered more than 891 trademarks with the Registrar of Trademarks in India. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2013 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	( in millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	574	209	178	66	121
Capital lease obligations	876	80	101	90	605
Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)	2,912	2,912	—	—	—
Short term debt obligations	18,914	18,914	—	—	—
Long term debt obligations	17,021	5,078	8,957	2,986	—
Estimated interest payable on long-term debt (2)	978	657	303	18	—
Post retirement benefits obligations (3)	1,607	118	260	314	915

Total contractual obligations	42,882	27,968	9,799	3,474	1,641

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds and proceeds from long term borrowings.
(2)

Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2013 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

5.G. Safe harbor

See page 3.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2013 was as follows:

Directors

Name(1)	Age (in yrs)	Position
Mr. G.V. Prasad(2)(3)(5)	53	Chairman and Chief Executive Officer
Mr. Satish Reddy(2)(4)(5)	46	Vice Chairman and Managing Director
Mr. Anupam Puri	67	Director
Dr. J.P. Moreau	65	Director
Ms. Kalpana Morparia	64	Director
Dr. Omkar Goswami	56	Director
Mr. Ravi Bhoothalingam	67	Director
Dr. Bruce L. A. Carter	69	Director
Dr. Ashok S. Ganguly	78	Director
Mr. Sridar Iyengar	65	Director

(1)	Except for Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. Satish Reddy.
(4)	Brother-in-law of Mr. G.V. Prasad.
(5)

Effective March 30, 2013, based on the recommendations of the Nomination, Governance and Compensation Committee, the Board of Directors have appointed Mr. G.V. Prasad as the “Chairman and Chief Executive Officer” and Mr. Satish Reddy as “Vice-Chairman and Managing Director”.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2013, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
G.V. Prasad(1) Chairman and Chief Executive Officer	B. Sc.(Chem. Eng.), M.S. (Indl. Admn.)	53	29	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Satish Reddy(2) Vice Chairman and Managing Director	B. Tech., M.S. (Medicinal Chemistry)	46	21	January 18, 1993	Director, Globe Organics Limited

Abhijit Mukherjee President — Global Generics	B. Tech. (Chem.)	55	33	January 15, 2003	President, Atul Limited

Dr. Amit Biswas Executive Vice President — Integrated Product Development Organization	B. Tech. (Chem.), Masters (Polymer Science), Ph.D.	53	24	July 12, 2011	Senior Vice President, Reliance Industries Limited

Dr. Cartikeya Reddy Senior Vice President and Head – Biologics	B. Tech, M.S., Ph.D.	43	22	July 20, 2004	Senior Engineer, Genetech Inc.

M.V. Ramana Senior Vice President and Head — Emerging Markets, Global Generics	MBA	45	20	October 15, 1992	—

Dr. R. Ananthanarayanan President, Pharmaceutical Services and Active Ingredients	B. Pharm., Ph.D.	48	25	August 6, 2010	President, Aurosource, USA

Dr. Raghav Chari Senior Vice President — Proprietary Products	M.S. (Physics), Ph.D.	43	16	September 25, 2006	Head Corporate Strategy, NPS Pharmaceuticals Limited

Samiran Das Executive Vice President and Head — Global Formulations Technical Operations and Global Generics Portfolio Management	B. Tech (Mech.)	53	31	June 15, 2011	Executive Director, Pepsico India

Saumen Chakraborty President, Chief Financial Officer and Global Head of Human Resources, Information Technology and Business Process Excellence	B.Sc. (H), PGDM	52	29	July 2, 2001	Vice President, Tecumseh Products India Private Limited

Umang Vohra Executive Vice President & Head- North America Generics	B.E., MBA	42	18	February 18, 2002	Manager, Pepsico India

(1)	Brother-in-law of Mr. Satish Reddy.
(2)	Brother-in-law of Mr. G.V. Prasad.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. He is also an active member of several associations including the National Committee on Drugs and Pharmaceuticals. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Green Park Hotels and Resorts Limited (formerly known as Diana Hotels Limited), Infotech Enterprises Limited and the Acumen Fund in the United States of America and a member of the Board of Governors of the Indian Institute of Technology, Hyderabad.

Mr. Satish Reddy is a member of our Board of Directors and serves as our Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Green Park Hotels and Resorts Limited (formerly known as Diana Hotels Limited).

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

Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Infosys Limited, DSP BlackRock Investment Managers Pvt. Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Godrej Consumer Products Limited, Cairn India Limited, Avantha Power and Infrastructure Limited, Infosys BPO Limited and Bajaj Finance Limited.

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

Dr. J.P. Moreau joined our Board as a member on May 18, 2007. In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, Massachusetts, and was its President and Chief Executive Officer. Prior to that, he worked as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he was responsible for the Group’s research and development programs in Paris, London, Barcelona and Boston. He was a Vice-President, Research of IPSEN Group from April 1994, and had been a member of its Executive Committee. Dr. Moreau has a degree in chemistry from the University of Orléans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as an inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides. He is also a Director on the Board of Mulleris Therapeutics Inc. and ChondioThera Inc. in the United States of America.

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

Dr. Bruce L.A. Carter joined our Board as a member on July 21, 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle and Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Board of Directors of Immune Design Corp. in the United States of America and Regulus Inc. in the United States of America.

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

Mr. Sridar Iyengar joined our Board as a member on August 22, 2011. Mr. Sridar Iyengar is an independent mentor investor in early stage start- up companies. For more than 35 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a U.S. based non-profit organization. He is also an advisor to several venture and private equity funds in India. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Iyengar also serves as a non-executive director of ICICI Bank Limited, Rediff.com Limited, Mahindra Holidays and Resorts India Limited, CL Educate Limited, ICICI Prudential Life Insurance Company Limited, Cleartrip Travel Services Private Limited, AverQ Inc., Kovair Software Inc., Rediff Holdings Inc., Cleartrip Inc., iYogi Limited, and also a member of TiE Silicon Valley Inc., a U.S. based non-profit organization.

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

Dr. Amit Biswas is the Executive Vice President—Integrated Product Development (“IPDO”). He joined us on July 12, 2011 and has 24 years of diverse and rich international experience, spanning academic and industrial research, product development, technical service and management of research and technology in the areas of commodity plastics, engineering polymers, high performance fibers, industrial/automotive coatings and alternate energy technologies. Prior to joining us, he worked with Reliance Industries Limited as Senior Vice President, Technology Services and Emerging Technologies—Reliance Technology Group and was responsible for design and implementation of Research and Technology Management processes, Business Transformation and Change Management, and interfacing with private/public institutions on Alternate Energy Technologies. He is a Master Black Belt in Six Sigma (GE Certification). Recently, he was made an Adjunct Professor at the Centre for Research in Nano-technology and Science at the Indian Institute of Technology in Bombay, India. He has 44 international publications, 3 book chapters and 4 patents. He holds a Ph.D. and Masters in Polymer Science from Case Western Reserve University, Ohio, USA and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology, Bombay, India.

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

Mr. M.V. Ramana is the Senior Vice President and Head—Emerging Markets, Global Generics. He heads the Emerging Markets business of our Global Generics segment, focusing on all emerging markets outside of India. He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 20 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. In his most recent assignment, he served as the Region Head of the Russia and countries of the former Soviet Union operations. He holds a MBA degree from Osmania University, Hyderabad, India.

Dr. R. Ananthanarayanan is the President—Pharmaceutical Services and Active Ingredients (PSAI). Prior to joining us, Dr. Ananthanarayanan was President—Custom Research and Development and Manufacturing Services (CRAMS)—Aurosource division for APIs and Finished Dosage of Aurobindo Pharma, New Jersey, USA. He was also a key leadership member on the Executive Management Committee at Piramal Healthcare Ltd. and was the President and Head of Pharma Solutions business. He worked with Piramal Healthcare for over 7 years and was involved since the inception of its Pharma Solutions business. Prior to joining Piramal Healthcare, Dr. Ananthanarayanan was Managing Director—Asia and Head of Global Sourcing for Galpharm International Ltd, a U.K. based manufacturer/distributor of specialty pharmaceuticals and baby products. He has over 25 years of experience in the pharmaceutical industry with specialization in research and development, manufacturing operations, regulatory affairs, quality assurance, business development, global strategic sourcing, and mergers and acquisitions. Dr. Ananthanarayanan received a Ph.D. in Pharmaceutical Technology and a Bachelor’s degree in Pharmaceutical Sciences from the University of Mumbai, India.

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

Mr. Saumen Chakraborty is the President, Chief Financial Officer and global head of our Human Resources, Information Technology and Business Process Excellence functions. In this role, he is responsible for managing our global finance functions including, among others, Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. In addition, he is also responsible for the Human Resources, Information Technology (“IT”) and Business Process Excellence (“BPE”) functions at Dr. Reddy’s. As the Chief Financial Officer, Saumen was the recipient of the “Best Performing CFO in the Healthcare Sector” award for 2007 by CNBC TV-18. Mr. Chakraborty joined us in 2001 as Global Chief of Human Resources. He later took over as Chief Financial Officer in 2006 and then became our President—Corporate and Global Generics Operations in early 2009. In 2010 he was appointed as President and Global Head of Quality, Human Resources and Information Technology and focused on the integration of people practices, processes and information across the organization. He has 29 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line management, human resources and other positions, including Senior Manager (Finance and Accounts) in Eicher, and Vice President (Operations) in Tecumseh. He graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad.

Mr. Umang Vohra is the Executive Vice President and head of our North America Generics business and has over 18 years of experience across various functions within finance, strategic planning and corporate development. He is currently responsible for our North America Generics business. Prior to this, he was our Chief Financial Officer from January 2009 to December 2012, managing our organization’s global finance functions including, among others, Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. He joined us in 2002, and has been part of several of our key initiatives, including acquisitions, research and development, de-risking and partnering transactions, operational improvements and migration to IFRS in our accounting, governance and finance processes. He was awarded the “Best CFO of India Award” by the Stars of the Industry Group and Asian Confederation of Businesses in June 2012. He was also recognized as the “Best CFO nominated by Sell Side analyst” at the 2012 All-Asia Executive Team survey done by the Institutional Investor magazine. Prior to joining us, Mr. Vohra worked with Eicher and PepsiCo India. Mr. Vohra has a bachelor’s degree in computer engineering and he holds an MBA with a specialization in Finance from TA Pai Institute of Management (“TAPMI”), India.

6.B. Compensation

Directors’ compensation

Full-Time Directors: The compensation of our Chairman and Chief Executive Officer and our Vice Chairman and Managing Director (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting along with the proposal for their appointment or re-appointment.

On July 21, 2011, our shareholders re-appointed Mr. G.V. Prasad as Vice Chairman and Chief Executive Officer effective as of January 30, 2011. On July 20, 2012, our shareholders re-appointed Mr. Satish Reddy as Managing Director and Chief Operating Officer effective as of October 1, 2012. On March 15, 2013, Dr. K. Anji Reddy, our Founder and Chairman, passed away. Consequently, effective March 30, 2013, based on the recommendations of the Nomination, Governance and Compensation Committee, the Board of Directors appointed Mr. G.V. Prasad as the “Chairman and Chief Executive Officer” and Mr. Satish Reddy as “Vice-Chairman and Managing Director”. All other terms and conditions of their respective appointments, such as remuneration and tenure, as approved by the shareholders remains the same. Our Chairman and Chief Executive Officer, and our Vice Chairman and Managing Director are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The Nomination, Governance and Compensation Committee, which is entirely composed of independent directors, recommends the commission for our Chairman and Chief Executive Officer and our Vice Chairman and Managing Director within the limits of 0.75% and 0.75%, respectively, of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.

Non-Full Time Directors: Until July 2012, each of our non-full time directors received an attendance fee of 10,000 (U.S.$183.86) for every Board meeting and Board committee meeting they attended. After July 2012, our non-full time directors waived receipt of attendance fee for every Board meeting and Board committee meeting they attend. In the year ended March 31, 2013, we paid an aggregate of 430,000 (U.S.$7,906.01) to our non-full time directors as attendance fees. Non-full time directors are also eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 or Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2013.

For the year ended March 31, 2013, the directors were entitled to the following amounts as compensation:

(Amounts in millions)

Name of Directors	Attendance fees	Commission	Salary	Perquisites	Total
Late Dr. K. Anji Reddy	—	50.0	8.6	4.7	63.3
Mr. G.V. Prasad	—	72.5	6.3	2.0	80.8
Mr. Satish Reddy	—	72.5	3.6	3.5	79.6
Mr. Anupam Puri	*	7.8			7.8
Dr. J.P. Moreau	*	7.5			7.5
Ms. Kalpana Morparia	*	7.1			7.1
Dr. Omkar Goswami	*	7.6			7.6
Mr. Ravi Bhoothalingam	*	7.1			7.1
Dr. Bruce L. A. Carter	*	7.8			7.8
Dr. Ashok S. Ganguly	*	7.3			7.3
Mr. Sridar Iyengar	*	7.5			7.5

*

Attendance fees were paid only to non-full time directors and ranged from 40,000 to 70,000 depending upon their attendance in Board and committee meetings. As a result of rounding to the nearest million, such attendance fees do not appear in the above table.

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

We also have two employee stock option schemes: the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007. The stock option schemes are applicable to all of our employees including directors and employees and directors of our subsidiaries. The stock option schemes are not applicable to promoter directors, promoter employees and persons holding 2% or more of our outstanding share capital. The Nomination, Governance and Compensation Committee of the Board of Directors awards options pursuant to the stock option schemes based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.

Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid to other executive officers for services rendered to us for the year ended March 31, 2013 and stock options held by all of our other executive officers as of March 31, 2013:

Compensation for Executive Officers

Name	Compensation* ( in millions)	No. of Options held	Fiscal Year Of Grant	Exercise Price ( )	Expiration Date (See note no.)
Abhijit Mukherjee	39.0	2,000	2010	5	(1)
		2,000	2011	5	(1)
		2,000	2011	5	(2)
		1,750	2012	5	(1)
		1,750	2012	5	(2)
		1,750	2012	5	(3)
		1,875	2013	5	(1)
		1,875	2013	5	(2)
		1,875	2013	5	(3)
		1,875	2013	5	(4)
Amit Patel	18.1	—	—	—	—
(Resigned on July 31, 2012)
Dr. Cartikeya Reddy	14.3	1,250	2010	5	(1)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,000	2012	5	(1)
		1,000	2012	5	(2)
		1,000	2012	5	(3)
		1,000	2013	5	(1)
		1,000	2013	5	(2)
		1,000	2013	5	(3)
		1,000	2013	5	(4)
Saumen Chakraborty	33.3	2,000	2010	5	(1)
		1,625	2011	5	(1)
		1,625	2011	5	(2)
		1,500	2012	5	(1)
		1,500	2012	5	(2)
		1,500	2012	5	(3)
		1,250	2013	5	(1)
		1,250	2013	5	(2)
		1,250	2013	5	(3)
		1,250	2013	5	(4)

Name	Compensation* ( in millions)	No. of Options held	Fiscal Year Of Grant	Exercise Price ( )	Expiration Date (See note no.)
Umang Vohra	30.1	1,250	2010	5	(1)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,125	2012	5	(1)
		1,125	2012	5	(2)
		1,125	2012	5	(3)
		1,250	2013	5	(1)
		1,250	2013	5	(2)
		1,250	2013	5	(3)
		1,250	2013	5	(4)
Dr. Raghav Chari	28.5	1,000	2010	5	(1)
		1,125	2011	5	(1)
		1,125	2011	5	(2)
		1,000	2012	5	(1)
		1,000	2012	5	(2)
		1,000	2012	5	(3)
		1,000	2013	5	(1)
		1,000	2013	5	(2)
		1,000	2013	5	(3)
		1,000	2013	5	(4)
Dr. R. Ananthanarayanan	29.9	875	2012	5	(1)
		875	2012	5	(2)
		875	2012	5	(3)
		1,250	2013	5	(1)
		1,250	2013	5	(2)
		1,250	2013	5	(3)
		1,250	2013	5	(4)
M.V. Ramana	24.8	750	2009	5	(5)
		875	2010	5	(1)
		875	2010	5	(5)
		750	2011	5	(1)
		750	2011	5	(2)
		750	2011	5	(5)
		650	2012	5	(1)
		650	2012	5	(2)
		650	2012	5	(3)
		650	2012	5	(5)
		1,000	2013	5	(1)
		1,000	2013	5	(2)
		1,000	2013	5	(3)
		1,000	2013	5	(4)
Samiran Das	19.5	1,000	2013	5	(1)
		1,000	2013	5	(2)
		1,000	2013	5	(3)
		1,000	2013	5	(4)
Dr. Amit Biswas	15.0	1,000	2013	5	(1)
		1,000	2013	5	(2)
		1,000	2013	5	(3)
		1,000	2013	5	(4)

*	The compensation amounts do not include share based payment expense. The details of options granted during the year are mentioned separately in the above table.
(1)	The expiration date is five years from the date of vesting. The options vest within one year as of March 31, 2013.
(2)	The expiration date is five years from the date of vesting. The options vest within two years as of March 31, 2013.
(3)	The expiration date is five years from the date of vesting. The options vest within three years as of March 31, 2013.
(4)	The expiration date is five years from the date of vesting. The options vest within four years as of March 31, 2013.
(5)	The expiration date is five years from the date of vesting. The options vested on various dates during the month of May 2012.

Retirement benefits.

We provide the following benefit plans to our employees:

Gratuity benefits. In accordance with applicable Indian laws, we provide for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, at an amount based on the respective employee’s last drawn salary and the years of employment with us. Effective September 1, 1999, we established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liability with regard to the Gratuity Plan is determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are primarily invested in Indian Government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The net periodic gratuity benefit cost recognized by us was 113 million and 105 million during the years ended March 31, 2012 and 2013, respectively.

Superannuation benefits. Our senior officers participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed 52 million and 56 million to the superannuation plan during the years ended March 31, 2012 and 2013, respectively.

Provident fund benefits. In India, certain employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed 289 million and 349 million to the provident fund plan during the years ended March 31, 2012 and 2013, respectively.

401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed 75 million and 88 million to this 401(k) retirement savings plan for the years ended March 31, 2012 and 2013, respectively.

National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed 101 million and 128 million to the U.K. National Insurance scheme during the years ended March 31, 2012 and 2013, respectively.

Pension, seniority and severance plans. All employees of Industrias Quimicas Falcon de Mexico, SA de CV (“Falcon”), our subsidiary in Mexico, are governed by a defined benefit pension plan. The pension plan provides a payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which we make contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon. The net periodic cost recognized under the Falcon defined benefit plans was 30 million and 32 million during the years ended March 31, 2012 and 2013, respectively.

Compensated leave of absence. Our current policies permit certain categories of employees to accumulate and carry forward a portion of their unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. We measure the expected cost of accumulating compensated absences as the additional amount that we expect to pay as a result of the unused entitlement that has accumulated at the statement of financial position date. Such measurement is based on actuarial valuation as at the statements of financial position date carried out by a qualified actuary. Towards this benefit, we recorded a total liability of 260 million and 344 million as at March 31, 2012 and 2013, respectively.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of 20 directors. As of March 31, 2013, we had ten directors on our Board, of which eight were non-full time independent directors.

The Companies Act, 1956 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation. At every annual general meeting, one-third of the directors who are subject to re-election must retire and, if eligible for re-election, may be reappointed at the annual general meeting.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Mr. G.V. Prasad(1)	January 29, 2016	5 years	27 years
Mr. Satish Reddy(1) (3)	September 30, 2017	5 years	20 years
Mr. Anupam Puri(2)	Retirement by rotation	Due for retirement by rotation in 2014	11 years
Dr. J. P. Moreau(2)	Retirement by rotation	Due for retirement by rotation in 2013	6 years
Ms. Kalpana Morparia(2)	Retirement by rotation	Due for retirement by rotation in 2013	6 years
Dr. Omkar Goswami(2) (3)	Retirement by rotation	Due for retirement by rotation in 2015	12.5 years
Mr. Ravi Bhoothalingam (2) (3)	Retirement by rotation	Due for retirement by rotation in 2015	12.5 years
Dr. Bruce L. A. Carter(2)	Retirement by rotation	Due for retirement by rotation in 2014	5 years
Dr. Ashok S. Ganguly (2)	Retirement by rotation	Due for retirement by rotation in 2013	3.5 years
Mr. Sridar Iyengar (2)	Retirement by rotation	Due for retirement by rotation in 2014	2 year

(1)	Full time director.
(2)	Non-full time independent director.
(3)	Reappointed at the 28th annual general meeting of shareholders held on July 20, 2012.

The terms of the contracts with our full-time directors are also disclosed to all of our shareholders in the notice of the general meeting. The directors are not eligible for any termination benefit on the termination of their tenure with us.

Committees of the Board

Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had seven Board-level Committees as of March 31, 2013:

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

The Audit Committee consists of the following four non-full time, independent directors:

•	Dr. Omkar Goswami (Chairman through May 13, 2013);

•	Ms. Kalpana Morparia;

•	Mr. Ravi Bhoothalingam; and

•	Mr. Sridar Iyengar (Chairman effective as of May 14, 2013).

Our Company Secretary is the Secretary of the Audit Committee. This Committee met five times during the year ended March 31, 2013. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

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

The Corporate Officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met three times during the year ended March 31, 2013.

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

The Corporate Officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2013.

Risk Management Committee. The primary function of the Risk Management Committee is to:

•	Ensure that it is apprised of the most significant risks along with the action management is taking and how it is ensuring effective Enterprise Risk Management;

•	Discuss with senior management our Enterprise Risk Management and provide oversight as may be needed; and

•	Review risk disclosure statements in any public documents or disclosures.

The Risk Management Committee consists of the following non-full time, independent directors:

•	Dr. Bruce L.A. Carter (Chairman);

•	Dr. J.P. Moreau;

•	Dr. Omkar Goswami; and

•	Mr. Sridar Iyengar.

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2013.

6.D. Employees

The following table sets forth the number of our employees as at March 31, 2013, 2012 and 2011.

	As at March 31, 2013
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	7,084	389	179	154	7,806
Sales and marketing(2)	3,559	119	85	1,057	4,820
Research and development(3)	1,939	21	69	43	2,072
Others(4)	1,143	87	139	550	1,919

Total	13,725	616	472	1,804	16,617

	As at March 31, 2012
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	6,100	269	92	100	6,561
Sales and marketing(2)	3,656	109	87	980	4,832
Research and development(3)	1,865	12	42	27	1,946
Others(4)	1,131	82	145	503	1,861

Total	12,752	472	366	1,610	15,200

	As at March 31, 2011
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	5,896	232	74	96	6,298
Sales and marketing(2)	3,460	119	88	1,180	4,847
Research and development(3)	1,882	8	30	8	1,928
Others(4)	1,179	61	159	451	1,850

Total	12,417	420	351	1,735	14,923

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We have not experienced any significant work stoppages in the years ended March 31, 2013 or 2012, and we consider our relationship with our employees and labor unions to be good. Approximately 6.3% of our employees belong to labor unions.

6.E. Share ownership

The following table sets forth, as of March 31, 2013 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

Name	No. of Shares Held (1), (2)	% of Outstanding Capital	No. of Options Held
G.V. Prasad (3)	1,365,840	0.80%	—
Satish Reddy(3)	1,205,832	0.71%	—
Anupam Puri (ADRs)	21,300	0.01%	—
Dr. J.P.Moreau (ADRs)	—	—	—
Dr. Omkar Goswami	22,800	0.01%	—
Kalpana Morparia	10,800	0.01%	—
Ravi Bhoothalingam	22,800	0.01%	—
Dr. Bruce L.A. Carter (ADRs)	11,800	0.01%	—
Dr. Ashok S. Ganguly	4,800	—	—
Sridar Iyengar	—	—	—
Abhijit Mukherjee	26,843	0.02%	18,750
Dr. Cartikeya Reddy	—	—	10,500
Dr. R. Ananthanarayanan	875	—	7,625
Saumen Chakraborty	28,125	0.02%	14,750
Umang Vohra	7,815	—	11,875
Dr. Raghav Chari (ADRs)	3,100	—	10,250
M.V. Ramana	15,646	0.01%	11,350
Samiran Das	—	—	4,000
Dr. Amit Biswas	—	—	4,000

(1)	Shares held in their individual name only.
(2)	All shares have voting rights.
(3)	Not eligible for grant of stock options.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. During the year ended March 31, 2013, options to purchase ordinary shares and ADSs were awarded to various executive officers under these two plans as follows: an aggregate of 393,250 options were granted having an average exercise price of 5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant provided for time-based vesting in 25% increments over four years. As of March 31, 2013, options were outstanding under these two plans for an aggregate of approximately 782,867 shares and ADSs with an average exercise price of 5 per share or ADS and approximately 11,000 shares with an average exercise price of 441 per share.

For the years ended March 31, 2013 and 2012, 390 million and 326 million, respectively, has been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2013, there was approximately 367 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.75 years.

For further information regarding our options and stock option incentive plans, see Note 20 to our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2013, a total of 25.56% of our equity shares were held by the following parties:

•	Mr. G.V. Prasad (Chairman and Chief Executive Officer),

•	Mr. Satish Reddy (Vice Chairman and Managing Director),

•	Mrs. K. Samrajyam, mother of Mr. Satish Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and

•

Dr. Reddy’s Holdings Limited (formerly known as Dr. Reddy’s Holdings Private Limited), a company in which the APS Trust owns 83.11% of the equity and the remainder is held by Mr. G.V. Prasad, Mr. Satish Reddy and the Family Members. Mr. G.V. Prasad, Mr. Satish Reddy, Ms. G. Anuradha, Ms. Deepti Reddy and their bloodline descendents are the beneficiaries of the APS Trust. Mr. G.V. Prasad, Mr. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. Satish Reddy are the sole trustees of the APS Trust. The late Dr. K. Anji Reddy was, before his demise on March 15, 2013, also a beneficiary and trustee of the APS Trust.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2013:

	Equity Shares Beneficially Owned(1)
Name	Number of Shares	Percentage of Shares
Dr. Reddy Holdings Limited	39,729,284	23.39%
Mr. G.V. Prasad	1,365,840	0.80%
Mr. Satish Reddy	1,205,832	0.71%
Family Members	1,116,856	0.66%

Subtotal	43,417,812	25.56%
Others/public float	126,418,663	74.44%

Total number of shares outstanding	169,836,475	100.00%

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

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2013		March 31, 2012		March 31, 2011
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited	39,729,284	23.39%	39,729,284	23.43%	39,128,328	23.12%
Life Insurance Corporation of India and its associates	7,686,575	4.52%	11,439,458	6.75%	13,579,378	8.02%
First State Investments Management (UK) Limited, First State Investments International Limited and their associates	9,667,791	5.69%	466,942	0.28%	548,126	0.32%

As of March 31, 2013, we had 169,836,475 outstanding equity shares. As of March 31, 2013, there were 71,875 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of 5 par value per share. As of March 31, 2013, 16.85% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2013 we had approximately 11,280 ADS holders of record in the United States.

7.B. Related party transactions

We have entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for processing services of raw materials and intermediates;

•	Dr. Reddy’s Foundation (formerly Dr. Reddy’s Foundation for Human and Social Development) towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences (formerly Institute of Life Sciences) towards contributions for research and development;

•	Ecologics Technologies Limited for providing analytical services;

•	Ecologic Chemicals Limited (a subsidiary of Ecologic Technologies Limited) for purchases of active pharmaceutical ingredients;

•	Stamlo Hotels Private Limited for hotel services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). Additionally, we have also provided and taken loans and advances from significant interest entities.

We contribute to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of our Gratuity Plan for the benefit of our employees. See Note 19 to our consolidated financial statements for information on transactions between us and the Gratuity Fund.

We have also entered into cancellable operating lease transactions with our directors and their relatives. The following is a summary of significant related party transactions:

	Year Ended March 31,
	2013	2012	2011
	( in millions)
Purchases from significant interest entities	1,356	1,020	486
Sales to significant interest entities	728	640	391
Services to significant interest entities	0	1	—
Contribution to significant interest entities towards social development and research and development	173	127	125
Hotel expenses paid to significant interest entities	24	19	20
Lease rental paid to key management personnel and their relatives	31	31	29

We have the following amounts due from related parties:

	As at March 31,
	2013	2012
	( in millions)
Significant interest entities(1)	171	119
Key management personnel (towards rent deposits)	5	5

(1)	Primarily consists of trade receivables for sales of our products in the ordinary course of business.

We have the following amounts due to related parties:

	As at March 31,
	2013	2012
	( in millions)
Significant interest entities	23	—

7.C. Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated statement of financial position as of March 31, 2013 and 2012

•	Consolidated income statement for the years ended March 31, 2013, 2012 and 2011

•	Consolidated statement of comprehensive income for the years ended March 31, 2013, 2012 and 2011

•	Consolidated statement of changes in equity for the years ended March 31, 2013, 2012 and 2011

•	Consolidated statement of cash flows for the years ended March 31, 2013, 2012 and 2011

•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2013, our export revenues (i.e., revenues from all geographies other than India) were 97,068 million, and accounted for 83% of our total revenues.

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

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Section 8.A., we do not expect any such legal proceedings or investigations to have a materially adverse effect on our financial position, as we believe that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against us, such judgments could be material to our results of operations in a given period.

Product and patent related matters

Norfloxacin, India litigation

We manufacture and distribute Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, we filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in our favor; however, it subsequently dismissed the case in April 2004. We filed a review petition in the High Court in April 2004, which was also dismissed by the High Court in October 2004. Subsequently, we appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, we received a notice from the Government of India demanding the recovery of the price charged by us for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 million including interest thereon. We filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing us to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77 million. We deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed us to deposit an additional amount of 30 million, which was deposited by us in March 2008. In November 2010, the High Court allowed our application to include additional legal grounds that we believe will strengthen our defense against the demand. For example, we have added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. Based on our best estimate, we have recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order, and believe that possibility of any liability that may arise on account of penalty on this demand is not probable. In the event we are unsuccessful in our litigation in the Supreme Court, we will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Fexofenadine, United States litigation

In April 2006, we launched our fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. Aventis and Albany Molecular Research (“AMR”) subsequently brought patent infringement actions against us in the United States District Court for the District of New Jersey.

In January 2013, we entered into a settlement agreement with Aventis and AMR. Under the terms of this agreement, which are otherwise confidential, we will continue to sell our fexofenadine products. In accordance with applicable U.S. law, the settlement agreement has been submitted to the U.S. Federal Trade Commission and Department of Justice for review.

Olanzapine, Canada litigation

We supply certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets) to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for infringement of Canadian Patent No. 2041113. Eli Lilly also sued Pharmascience for infringement of Canadian Patent No. 2041113, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. Our agreement with Pharmascience includes a provision under which we share a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.

During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on July 21, 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa patent invalid. This decision was upheld by the Canadian Federal Court of Appeal on September 10, 2012. On November 8, 2012, Eli Lilly filed an application for leave to appeal with the Supreme Court of Canada. On May 16, 2013, after an oral hearing to determine Eli Lilly’s leave application, the Supreme Court of Canada denied leave to appeal the Federal Court of Appeal decision. We believe that this denial by the Supreme Court of Canada resolves the aforesaid contingency associated with the sale of Olanzapine in Canada.

Ibandronate Sodium United States litigation

In June 2012, we launched our ibandronate sodium 150 mg tablet product, which is a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

We are defending several patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions first commenced in September 2007 and over time expanded to claim infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

With the 30-month stay having elapsed and the compound patent, U.S. patent number 4,927,814, having expired on March 17, 2012, Roche filed a motion to obtain a preliminary injunction on February 11, 2012. We chose not to oppose the motion and the parties agreed to a Stipulation and Preliminary Injunction Order on February 21, 2012. On May 7, 2012, the Court granted our motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the preliminary injunction order was vacated and we launched our ibandronate sodium 150 mg tablets product. On October 1, 2012, the Court granted summary judgment in our favor finding U.S. patent number 7,410,957 invalid.

On November 15, 2012, the Court issued a final judgment in our favor. Roche filed a motion for reconsideration on November 16, 2012 which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. If Roche is ultimately successful in their allegations of patent infringement, we could be required to pay damages related to our sale of ibandronate sodium 150 mg tablets.

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including us and our U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including us, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including us, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

We believe that each of these complaints lacks merit and that our conduct complied with all applicable laws and regulations. All of the defendants, including us, filed motions to dismiss the complaints, which motions were denied in April 2013. Discovery is ongoing, and a trial is currently scheduled for February 2014.

Reclast and Zometa United States litigations

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against us and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that our ANDA for Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that our ANDA for Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting us and the other generic defendants from launching generic Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, we launched our generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, we launched our generic version of Novartis’ Reclast® Injection (zolendronic acid, 5 mg/100mL product). After we launched our products, Novartis withdrew its application for a preliminary injunction. We believe that the asserted patents are either invalid or not infringed by our products. If Novartis is ultimately successful in its patent infringement case, we could be required to pay damages related to the sale of our generic Reclast® and Zometa® products.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. We have been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 0.0013 million per acre for dry land and 0.0017 million per acre for wet land. Accordingly, we have paid a total compensation of 3 million. The matter is pending in the courts and we believe that the possibility of additional liability is remote. We would not be able to recover the compensation paid, even if the decision of the court is in our favor. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matters are taken up by the NGT. We have not yet received any notice from the NGT.

Water pollution and air pollution

During the three months ended December 31, 2011, we, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to us to (i) stop production of all new products at our manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totaling to 12.5 million.

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

We have challenged the jurisdiction of the APP Control Board in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities respectively.

A fact finding committee (“APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by us. Pursuant to such orders, the APP Committee visited our premises in April 2012 and filed its report with the APP Appellate Board on June 23, 2012.

In the first week of July 2012, the APP Control Board has issued further show cause notices and requests for further information to some of the manufacturing companies located around Hyderabad and Visakhapatnam. We were also requested to provide additional data and information and we complied with the same.

After considering the report filed by the APP Committee, the APP Appellate Board passed its order on October 20, 2012 in our favor and observed that pollution load has to be determined on the basis of the level of effluents after treatment, and not at the time of generation. The APP Appellate Board set a three month time frame for the state government to make a decision on the proposal made by the pharmaceutical manufacturing industry to reconsider the state executive orders with respect to a ban on manufacture of pharmaceutical products beyond the approved quantities. The state government has not yet issued its decision.

The APP Control Board issued further notices to us on December 6, 2012 and February 28, 2013 seeking certain clarifications regarding the list of products, pollution (water and air) and compliance with Consent for Operation and Consent for Establishment pertaining to our four active pharmaceutical ingredients manufacturing units. After submission of necessary clarifications by us, the APP Control Board required us to forfeit and release to the APP Control Board the bank guarantee obtained by us amounting to 1 million for two of our units, while releasing to us the bank guarantee of 0.25 million for the third unit. It has further directed us to submit an additional bank guarantee of 8 million for the aforesaid two units. We challenged the orders of APP Control Board before the APP Appellate Board as well as the High Court of Andhra Pradesh (the “High Court”). The High Court has granted a stay on the aforesaid APP Control Board order which directed us to furnish an additional bank guarantee of 8 million.

Indirect taxes related matters

Assessable value of products supplied by a vendor to us

During the year ended March 31, 2003, the Central Excise Authorities of India issued a demand notice to one of our vendors regarding the assessable value of products supplied by this vendor to us. We have been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of 176 million from the vendor, including penalties of 90 million. Through the same notice, the Central Excise Authorities issued a penalty claim of 70 million against us. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding 226 million from the vendor, including a penalty of 51 million. Through the same notice, the Central Excise Authorities issued a penalty claim of 7 million against us. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding 34 million. We have filed appeals against these notices. In August and September 2006, we attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in our favor setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to us by objecting to our methodology of distributing input service tax credits claimed for one of our facilities during the period from March 2008 to September 2009, and demanded payment of 102 million plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of 102 million plus a 100% penalty and interest thereon. We have filed an appeal with the CESTAT against the Central Excise Commissioner’s order and await a hearing before the CESTAT.

During the year ended March 31, 2012, the Central Excise Commissioner issued an additional show cause notice to us demanding payment of 125 million plus interest and penalties pertaining to our methodology of distributing input service tax credits claimed for one of our facilities for the period from October 2009 to March 2011. We responded to such show cause notice. In October 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of 125 million plus penalties of 100 million and interest thereon. We have filed an appeal with the CESTAT against the Central Excise Commissioner’s order and await a hearing before the CESTAT.

In October 2012, the Central Excise Commissioner issued a third show cause notice to us demanding an amount of 51 million plus interest and penalties pertaining to our methodology of distributing input service tax credits claimed for one of our facilities for the period from April 2011 to March 2012. We have responded to such show cause notice and await a hearing with the Central Excise Commissioner.

We believe that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India where our headquarters and principal manufacturing facilities are located. We filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the “High Court”) challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods.

Tabulated below is the present position of writ petitions filed by us challenging FSA charges levied for the applicable fiscal period.

Fiscal period	Present position
Year ended March 31, 2009

On June 5, 2010, the APERC determined and approved the levy of FSA charges for the period from April 1, 2008 to March 31, 2009. On July 29, 2011, the Division Bench of the High Court set aside the APERC order. Subsequently, the power distribution companies appealed to the Supreme Court of India by filing a special leave petition, which is currently pending.

Year ended March 31, 2010

On January 17, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2009 to March 31, 2010. On September 26, 2012, the Division Bench of the High Court set aside the APERC order and it is now pending for consideration before the Full Bench of the High Court.

Years ended March 31, 2011 and 2012

On September 20, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2010 to March 31, 2012. The writ petitions filed by us were admitted by the High Court and the hearing is deferred until the disposal of previous petitions pending before the Full Bench of the High Court. Further, the High Court in its order dated December 4, 2012 noted that the power distribution companies had filed their claims for the period from July 1, 2010 to March 31, 2012 within the prescribed period, which they had not done for earlier periods, including the period from April 1, 2010 to June 30, 2010. Accordingly, the High Court granted a stay on collection of FSA charges for the period from April 1, 2010 to June 30, 2010 but refused to grant a stay for the period from July 1, 2010 to March 31, 2012.

Year ended March 31, 2013

On November 2, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2012 to June 30, 2012. We have filed a writ petition on February 4, 2013 before the High Court challenging the APERC order for this period.

On March 12, 2013, April 23, 2013 and June 29, 2013, the APERC determined and approved the levy of FSA charges for the periods from July 1, 2012 to September 30, 2012, October 1, 2012 to December 31, 2012 and January 1, 2013 to March 31, 2013, respectively. We are in the process of filing separate writ petitions before the High Court challenging these orders.

Based on the orders from the High Court dated December 4, 2012, we have re-evaluated the possible outcome of the various writ petitions filed by us. Accordingly, after taking into account all of the available information and legal provisions, we have recorded an amount of 237 million as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from us in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is approximately 482 million. As of March 31, 2013, we have made “payments under protest” of 86 million as demanded by the power distribution companies as part of monthly electricity bills. We remain exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

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

Dividend Policy

In the years ended March 31, 2011, 2012 and 2013, we paid cash dividends of 11.25, 11.25 and 13.75, respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 14, 2013, the Board of Directors proposed a dividend in the aggregate amount of 2,981 million (including an aggregate amount of 433 million to pay the dividend tax imposed on the distribution of such dividends), which would amount to a total dividend per share of 15.00. The Board’s dividend proposal is subject to the approval of our shareholders.

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

•	These bonus debentures have a maturity of 36 months, at which time we must redeem them for cash in an amount equal to the face value of 5 each, plus unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum, payable at the end of every 12, 24 and 36 months from the date of issue.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•	Issuance of these bonus debentures was treated as a “deemed dividend” under section 2(22)(b) of the Indian Income Tax Act, 1961 and accordingly, we were required to pay a dividend distribution tax.

•

Under the Indian Corporate Law and as per the terms of the approved bonus debenture scheme, we have created a statutory reserve (the “Debenture Redemption Reserve”) in which we are required to deposit a portion of our profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

We have accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in their capacity as owners on a collective basis. Accordingly, we have measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. We have disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, we incurred costs of 51 million in directly attributable transaction costs payable to financial advisors. This amount has been accounted for as a reduction from the bonus debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures have been disclosed separately in the consolidated statement of cash flows as part of financing activities.

Further, the dividend distribution tax paid by us on behalf of the owners in the amount of 843 million has been recorded as part of a reduction from retained earnings in the consolidated statement of changes in equity for the year ended March 31, 2011. We have set aside a total amount of 1,711 million in debenture redemption reserves as of March 31, 2013 and have recorded such transfer in the consolidated statement of changes in equity.

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

None

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and listing details

Information Regarding Price History

The following tables set forth the price history for our shares on the Bombay Stock Exchange Limited, (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Year	Price Per Equity Share(1)		Price Per ADS(1)

Ended March 31,	High ( )	Low ( )	High (U.S.$)	Low (U.S.$)
2013	1,968.60	1,528.00	36.73	27.28
2012	1,770.80	1,387.00	39.37	28.75
2011	1,855.00	1,160.00	41.80	24.17
2010	1,317.90	476.10	29.23	9.17
2009	739.00	357.00	16.95	7.27

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)

Quarter Ended	High ( )	Low ( )	High (U.S.$)	Low (U.S.$)
June 30, 2011	1,716.00	1,483.10	39.37	32.84
September 30, 2011	1,650.00	1,387.00	36.38	29.08
December 31, 2011	1,678.55	1,443.70	34.62	28.75
March 31, 2012	1,770.80	1,535.15	34.88	29.53
June 30, 2012	1,818.00	1,528.00	35.16	27.28
September 30, 2012	1,797.70	1,592.25	32.58	28.72
December 31, 2012	1,912.90	1,639.80	34.87	31.07
March 31, 2013	1,968.60	1,720.50	36.73	31.89

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)

Month Ended	High ( )	Low ( )	High (U.S.$)	Low (U.S.$)
October 31, 2012	1,781.00	1,639.80	33.56	31.07
November 30, 2012	1,830.00	1,711.60	33.68	31.26
December 31, 2012	1,912.90	1,804.00	34.87	33.03
January 31, 2013	1,968.60	1,820.25	36.49	33.81
February 28, 2013	1,958.00	1,727.40	36.73	32.43
March 31, 2013	1,845.35	1,720.50	33.76	31.89

(1)	Source: www.bseindia.com and www.adr.com, respectively.

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

As of March 31, 2013, FIIs held 29.66% of our equity shares and NRIs held 1.44% of our equity shares.

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

The period of 60 days referred to above shall be 182 days in case of a citizen of India or a Person of Indian Origin living outside India for the purpose of employment outside India who is visiting India.

A company is a resident of India under the Income-tax Act if it is formed or registered in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions.

a) As per Section 10(34) of the Income-tax Act, dividends paid by Indian companies to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. For periods prior to March 31, 2013, Indian companies were liable to pay a dividend distribution tax at the rate of 16.22%, inclusive of applicable surcharges and a special levy called the “Education and Higher Education Cess” (hereinafter, the “education cess”). Effective April 1, 2013, the Finance Act, 2013 has increased the surcharge on the dividend distribution tax from 5% to 10% which resulted in an increase in the effective rate of dividend distribution tax from 16.22% to 16.995%.

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

•

long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, excluding the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller; and

•

long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax and any short term capital gain is taxed at 15%, excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and securities transaction tax (“STT”) is paid on such sale.

As per the Finance Act, 2013, the rate of surcharge for Indian companies having total taxable income exceeding 10,000,000 but not exceeding 100,000,000 is 5% and in the case of Indian companies whose total taxable income is greater than 100,000,000, the applicable surcharge is 10%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds 10,000,000 but does not exceed 100,000,000 and it is 5% if the total taxable income of the foreign company exceeds 100,000,000.

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

United States Federal Taxation

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any state thereof or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or has a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes, generally for investment. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the U.S. Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, any of which could affect the tax consequences described below. This summary does not address the U.S. federal tax laws other than income or estate tax, and does not address U.S. state or local or non-U.S. tax laws.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSS.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will generally be treated as the holders of equity shares represented by such ADSs.

Dividends. Subject to the passive foreign investment company rules described below, except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain.

On January 2, 2013, President Obama signed the American Taxpayer Relief Act of 2012 (the “2012 Tax Act”). Under the 2012 Tax Act, subject to certain limitations, including certain limitations based on taxable income and filing status, qualifying dividends paid after December 31, 2012to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes and certain holding period requirements are met. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year. The ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on the New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. Qualifying dividends will be taxed at a maximum rate of 15% except for (i) individuals with taxable income above $400,000 and (ii) married couples filing joint returns with taxable income above $450,000. Taxpayers with taxable income above such thresholds will be subject to tax at the rate of 20% on qualifying dividends. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares should be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or equity shares generally will be foreign source income, and will be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder.

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

Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

Estate taxes. An individual U.S. holder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Additional Tax on Investment Income. Under the 2012 Tax Act, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, equity shares or ADSs, subject to certain limitations and exceptions.

Backup withholding tax and information reporting requirements. Any dividends paid on, or proceeds from a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder establishes that he, she or it is an exempt recipient or provides a U.S. taxpayer identification number and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. holders are required to report information with respect to their investment in equity shares or ADSs not held through a custodial account with a U.S. financial institution on Internal Revenue Service Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties. Each U.S. holder should consult its tax advisor concerning its obligation to file new Internal Revenue Service Form 8938.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the current fiscal year ended March 31, 2013. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

•

may be subject to special tax rules on “excess distributions,” as the term is defined in relevant provisions of the U.S. tax laws, and on any gain on a sale or other disposition of ADSs or equity shares;

•

may avoid the “excess distribution” rules by making a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their pro rata share of undistributed amounts of our income;

•

may avoid the “excess distribution” rules if the equity shares are “marketable” by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year; or

•	may be subject to additional annual return requirements and may be required to file Internal Revenue Service Form 8621.

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

Components of Market Risk

Foreign Exchange Rate Risk

Our exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling and Euros) and foreign currency borrowings in U.S. dollars, Russian roubles and Euros. A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecasted transactions and recognized assets and liabilities.

We had the following derivative financial instruments as of March 31, 2013:

Category	Instrument	Currency	Cross Currency	Amounts in millions	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	USD	INR	USD 23.0	Buy
	Forward contract	USD	INR	USD 125.7	Sell
	Forward contract	USD	RON	USD 13.0	Buy
	Forward contract	EUR	USD	EUR 30.5	Sell
	Option contract	USD	INR	USD 130.0	Sell
	Swap contract	USD	INR	USD 64.7	Sell
Cash flow hedges	Forward contract	USD	INR	USD 15.0	Sell
	Option contract	USD	INR	USD 465.0	Sell
	Swap contract	EUR	INR	EUR 16.5	Sell

Sensitivity Analysis of Exchange Rate Risk.

In respect of our forward, option and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately 2,381/(1,854) million increase/(decrease) in our hedging reserve and an approximately 1,481/(1,538) million increase/decrease in our net profit as at March 31, 2013.

For a detailed analysis of our foreign exchange rate risk, please refer to Note 31 in our consolidated financial statements.

Commodity Rate Risk

Our exposure to market risk with respect to commodity prices primarily arises from the fact that we are a purchaser and seller of active pharmaceutical ingredients and the components for such active pharmaceutical ingredients. These are commodity products whose prices can fluctuate sharply over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, though the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Raw material expense forms the largest portion of our operating expenses. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies. We have not entered into any material derivative contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk

As of March 31, 2013, we had foreign currency loans of 23,174 million carrying a floating interest rate of LIBOR plus 50-145 bps. These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile.

The interest rate profile of our short term borrowings from banks is as follows:

As at March 31,
	2013		2012
	Currency	Interest Rate	Currency	Interest Rate
Packing credit foreign currency borrowings	USD	LIBOR + 50 to 120 bps	USD	LIBOR+100 to 150 bps
	EURO	LIBOR + 50 to 125 bps
	RUB	7.25% to 8%
Other foreign currency borrowings	EURO	LIBOR + 110 bps	EURO	EURIBOR+135 bps
			USD	LIBOR+125 bps
			RUB and VEF	8.35% to 20%
Borrowings on transfer of receivables	RUB	7.30%	RUB	7.75%

The interest rate profile of our long-term loans and borrowings is as follows:

	As at March 31,
	2013	2012
Foreign currency borrowings	LIBOR+145 bps	LIBOR+145 bps
Bonus debentures	9.25%	9.25%

Maturity profile.

The aggregate maturities of interest-bearing loans and borrowings, based on contractual maturities, as of March 31, 2013 are as follows:

Maturing in the year ending March 31,	Foreign currency loan	Obligation under finance lease	Debentures	Total
	(Amounts in millions)
2014	—	80	5,078	5,158
2015	2,986	48	—	3,034
2016	5,971	53	—	6,024
2017	2,986	48	—	3,034
2018		42	—	42
Thereafter	—	605	—	605

Total	11,943	876	5,078	17,897

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

A. Debt Securities.

As at March 31, 2013, we had 1,015,516,392 bonus debentures outstanding carrying a face value of 5 each. These debentures mature in March 2014, at which time we must redeem them for cash in an amount equal to the face value of 5 each plus unpaid interest, if any. These debentures are listed and traded in India only on the Bombay Stock Exchange Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”). For additional details, please see Item 8.a. above under the heading “Dividend Policy — Bonus Debentures”.

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

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2013, the Depositary reimbursed us an amount of U.S.$461,111.72 towards such expenses. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2013.

Category of Expenses	Amount Reimbursed during the Year Ended March 31, 2013
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$461,111.72
Listing fees	None
Investor relations	None
Advertising and public relations	None
Broker reimbursements	None

Indirect Payments

As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice which are estimated to total U.S.$300,000. The Depositary has also paid the following expenses on our behalf: U.S.$63,200.91. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that the Depositary has agreed to waive and/or expenses that the Depositary has paid during the year ended March 31, 2013.

Category Expenses	Amount Reimbursed during the Year Ended March 31, 2013
Third-party expenses paid directly	U.S.$42,000 towards NYSE listing fee and U.S.$21,200.91 towards broker reimbursements(1), postage, printing and Depositary Trust Company report fees.
Fees waived	Up to U.S.$300,000 per year.

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

Not applicable.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2013, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2013 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2013.

The effectiveness of our internal control over financial reporting as of March 31, 2013 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G. V. Prasad	/s/ Saumen Chakraborty
Chairman and Chief Executive Officer	President and Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited Dr. Reddy’s Laboratories Limited’s (“the Company”) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dr. Reddy’s Laboratories Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on the Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Dr. Reddy’s Laboratories Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and its subsidiaries as of March 31, 2013 and 2012, and the related consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2013, and our report dated July 9, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hyderabad, India.

July 9, 2013

(d) Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth for the years ended March 31, 2013, 2012 and 2011, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Year Ended
Type of Service	March 31, 2013	March 31, 2012	March 31, 2011	Description of Services

	( in millions)
Audit fees	71.99	67.42	61.36	Audit and review of financial statements
Tax fees	1.11	3.16	2.93	Tax returns filing and transfer pricing related services
All other fees	6.35	2.45	1.45	Statutory certifications, due diligence and related services.

Total	79.45	73.03	65.74

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

During the year ended March 31, 2013, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16 G.	CORPORATE GOVERNANCE

Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:

(i)	establish an independent audit committee that has specified responsibilities;

(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;

(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and

(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Eight of our ten directors are “independent directors,” as defined by the NYSE.

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.

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

We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of the Nomination, Governance and Compensation Committee.

Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.

We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements. We do not have a practice of evaluating the performance of our Nomination, Governance and Compensation Committee.

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

We filed our most recent annual written affirmation, in the form specified by NYSE, on July 26, 2012.

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

The following financial statement and auditor’s report for the year ended March 31, 2013 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F-1

• Consolidated statement of financial position as of March 31, 2013 and 2012	F-2

• Consolidated income statement for the years ended March 31, 2013, 2012 and 2011	F-4

• Consolidated statement of comprehensive income for the years ended March 31, 2013, 2012 and 2011	F-5

• Consolidated statement of changes in equity for the years ended March 31, 2013, 2012 and 2011	F-6

• Consolidated statement of cash flows for the years ended March 31, 2013, 2012 and 2011	F-8

• Notes to the consolidated financial statements	F-10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited the accompanying consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and its subsidiaries (“the Company”) as of March 31, 2013 and 2012, and the related consolidated income statement, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2013, and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dr. Reddy’s Laboratories Limited’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 9, 2013 expressed an unqualified opinion on the effectiveness of Dr. Reddy’s Laboratories Limited’s internal control over financial reporting.

KPMG

Hyderabad, India

July 9, 2013

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2013		March 31, 2013	March 31, 2012
		Unaudited convenience translation into U.S.$ (See Note 2.d)
ASSETS
Current assets
Cash and cash equivalents	15	U.S.$	94	5,136	7,379
Other investments	11		311	16,963	10,773
Trade receivables	13		586	31,972	25,339
Inventories	12		396	21,600	19,352
Derivative financial instruments	30		10	546	7
Current tax assets			9	513	584
Other current assets	14		165	8,984	6,518

Total current assets		U.S.$	1,572	85,714	69,952

Non-current assets
Property, plant and equipment	7	U.S.$	694	37,814	33,246
Goodwill	8		59	3,193	2,208
Intangible assets	9		199	10,828	11,321
Investment in equity accounted investees	10		9	472	368
Other investments – non-current	11		4	209	—
Deferred tax assets	27		67	3,652	1,965
Other non-current assets	14		9	487	417

Total non-current assets		U.S.$	1,039	56,655	49,525

Total assets		U.S.$	2,611	142,369	119,477

LIABILITIES AND EQUITY
Current liabilities
Trade payables	22	U.S.$	218	11,862	9,502
Derivative financial instruments	30		2	95	1,830
Current tax liabilities			18	997	682
Bank overdraft	15		1	82	—
Short-term borrowings	18		347	18,914	15,844
Long-term borrowings, current portion	18		94	5,139	31
Provisions	21		42	2,288	1,926
Other current liabilities	23		262	14,269	13,645

Total current liabilities		U.S.$	984	53,646	43,460

Non-current liabilities
Long-term borrowings	18	U.S.$	232	12,625	16,335
Provisions – non-current	21		1	47	47
Deferred tax liabilities	27		36	1,983	1,132
Other non-current liabilities	23		18	963	1,059

Total non-current liabilities		U.S.$	286	15,618	18,573

Total liabilities		U.S.$	1,270	69,264	62,033

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2013		March 31, 2013	March 31, 2012
		Unaudited convenience translation into U.S.$ (See Note 2.d)
Equity attributable to owners of the parent
Share capital	16	U.S.$	16	849	848
Equity shares held by controlled trust			(0)	(5)	(5)
Share premium			389	21,214	20,934
Share based payment reserve			17	911	800
Retained earnings			822	44,815	31,599
Debenture redemption reserve			31	1,711	865
Other components of equity			66	3,590	2,403

Equity holders of the Company		U.S.$	1,341	73,085	57,444
Non-controlling interests			0	20	—

Total equity		U.S.$	1,341	73,105	57,444

Total liabilities and equity		U.S.$	2,611	142,369	119,477

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except share and per share data)

		For the Year Ended March 31,
Particulars	Note	2013		2013	2012	2011
		Unaudited convenience translation into U.S.$ (See Note 2.d.)
Revenues	24	U.S$	2,133	116,266	96,737	74,693
Cost of revenues			1,021	55,687	43,432	34,430

Gross profit		U.S$	1,111	60,579	53,305	40,263

Selling, general and administrative expenses			616	33,584	28,867	23,689
Research and development expenses			141	7,674	5,911	5,060
Impairment loss on intangible assets	9		9	507	1,040	—
Impairment loss on goodwill	8		3	181	—	—
Other (income)/expense, net	25		(45)	(2,479)	(765)	(1,115)

Total operating expenses		U.S$	724	39,467	35,053	27,634

Results from operating activities		U.S$	387	21,112	18,252	12,629
Finance income			27	1,478	1,227	173
Finance expense			(19)	(1,018)	(1,067)	(362)

Finance (expense)/income, net	26	U.S$	8	460	160	(189)

Share of profit of equity accounted investees, net of income tax	10		2	104	54	3

Profit before income tax		U.S$	398	21,676	18,466	12,443
Income tax expense	27		(90)	(4,900)	(4,204)	(1,403)

Profit for the year		U.S$	308	16,776	14,262	11,040

Attributable to:
Equity holders of the Company			308	16,777	14,262	11,040
Non-controlling interests			(0)	(1)	—	—

Profit for the year		U.S$	308	16,776	14,262	11,040

Earnings per share	17
Basic		U.S$	1.81	98.82	84.16	65.28
Diluted		U.S$	1.81	98.44	83.81	64.95
Weighted average number of equity shares used in computing earnings per equity share	17
Basic				169,777,458	169,469,888	169,128,649
Diluted				170,432,680	170,177,944	169,965,282

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the Year Ended March 31,
Particulars	2013		2013	2012	2011
	Unaudited convenience translation into U.S.$ (See Note 2.d.)
Profit for the year	U.S.$	308	16,776	14,262	11,040
Other comprehensive income/(loss)
Changes in fair value of available for sale financial instruments	U.S.$	1	34	2	7
Foreign currency translation adjustments		4	197	711	421
Effective portion of changes in fair value of cash flow hedges, net		31	1,697	(2,496)	37
Income tax on other comprehensive income		(14)	(741)	860	(59)

Other comprehensive income/(loss) for the year, net of income tax	U.S.$	22	1,187	(923)	406

Total comprehensive income for the year	U.S.$	329	17,963	13,339	11,446
Attributable to:
Equity holders of the Company		330	17,965	13,339	11,446
Non-controlling interests		(0)	(2)	—	—

Total comprehensive income for the year	U.S.$	329	17,963	13,339	11,446

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Share premium	Fair value reserve	Foreign currency translation reserve	Hedging reserve
	Shares	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2010	168,845,385	844	20,429	24	2,559	337
Issue of equity shares on exercise of options	407,347	2	254	—	—	—
Share based payment expense	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Net change in fair value of other investments, net of tax expense of -	—	—	—	7	—	—
Foreign currency translation adjustments, net of tax expense of 59	—	—	—	—	362	—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of -	—	—	—	—	—	37
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Transfer to general reserve	—	—	—	—	—	—

Balance as of March 31, 2011	169,252,732	846	20,683	31	2,921	374

Balance as of April 1, 2011	169,252,732	846	20,683	31	2,921	374
Issue of equity shares on exercise of options	307,614	2	251	—	—	—
Share based payment expense	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Net change in fair value of other investments, net of tax expense of 3	—	—	—	(1)	—	—
Foreign currency translation adjustments, net of tax benefit of 106	—	—	—	—	816	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 757	—	—	—	—	—	(1,739)
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Transfer to general reserve	—	—	—	—	—	—

Balance as of March 31, 2012	169,560,346	848	20,934	30	3,737	(1,365)

Balance as of April 1, 2012	169,560,346	848	20,934	30	3,737	(1,365)
Issue of equity shares on exercise of options	276,129	1	280	—	—	—
Share based payment expense	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Net change in fair value of other investments, net of tax expense of 12	—	—	—	22	—	—
Foreign currency translation adjustments, net of tax expense of 7	—	—	—	—	191	—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 722	—	—	—	—	—	975
Non-controlling interest arising on business combination
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Transfer to general reserve	—	—	—	—	—	—

Balance as of March 31, 2013	169,836,475	849	21,214	52	3,928	(390)

Convenience translation into U.S. $		16	389	1	72	(7)

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share based payment reserve	Equity shares held by a controlled trust	Retained earnings	Debenture redemption reserve	Non-controlling interests	Total
	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2010	692	(5)	18,035	—	—	42,915
Issue of equity shares on exercise of options	(227)	—	—	—	—	29
Share based payment expense	265	—	—	—	—	265
Profit for the period	—	—	11,040	—	—	11,040
Dividend paid (including corporate dividend tax)	—	—	(2,219)	—	—	(2,219)
Debenture redemption reserve	—	—	(19)	19	—	—
Net change in fair value of other investments, net of tax expense of -	—	—	—	—	—	7
Foreign currency translation adjustments, net of tax expense of 59	—	—	—	—	—	362
Effective portion of changes in fair value of cash flow hedges, net of tax expense of -	—	—	—	—	—	37
Acquisition of non-controlling interests	—	—	(525)	—	—	(525)
Issuance of bonus debentures (including corporate dividend tax)	—	—	(5,921)	—	—	(5,921)
Transfer to general reserve	—	—	—	—	—	—

Balance as of March 31, 2011	730	(5)	20,391	19	—	45,990

Balance as of April 1, 2011	730	(5)	20,391	19	—	45,990
Issue of equity shares on exercise of options	(247)	—	—	—	—	6
Share based payment expense	326	—	—	—	—	326
Profit for the period	—	—	14,262	—	—	14,262
Dividend paid (including corporate dividend tax)	—	—	(2,216)	—	—	(2,216)
Debenture redemption reserve	—	—	(846)	846	—	—
Net change in fair value of other investments, net of tax expense of 3	—	—	—	—	—	(1)
Foreign currency translation adjustments, net of tax benefit of 106	—	—	—	—	—	816
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 757	—	—	—	—	—	(1,739)
Acquisition of non-controlling interests	—	—	—	—	—	—
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Transfer to general reserve	(8)	—	8	—	—	—

Balance as of March 31, 2012	801	(5)	31,599	865	—	57,444

Balance as of April 1, 2012	801	(5)	31,599	865	—	57,444
Issue of equity shares on exercise of options	(280)	—	—	—	—	1
Share based payment expense	390	—	—	—	—	390
Profit for the period	—	—	16,777	—	(1)	16,776
Dividend paid (including corporate dividend tax)	—	—	(2,714)	—	—	(2,714)
Debenture redemption reserve	—	—	(846)	846	—	—
Net change in fair value of other investments, net of tax expense of 12	—	—	—	—	—	22
Foreign currency translation adjustments, net of tax expense of 7	—	—	—	—	(1)	190
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 722	—	—	—	—	—	975
Non-controlling interest arising on business combination					132	132
Acquisition of non-controlling interests	—	—	(1)	—	(110)	(111)
Issuance of bonus debentures (including corporate dividend tax)	—	—	—	—	—	—
Transfer to general reserve	—	—	—	—	—	—

Balance as of March 31, 2013	911	(5)	44,815	1,711	20	73,105

Convenience translation into U.S. $	17	(0)	822	31	0	1,341

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the Year Ended March 31,
	2013		2013	2012	2011
Particulars	Unaudited convenience translation into U.S.$ (See Note 2 d.)
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	308	16,776	14,262	11,040
Adjustment for:
Income tax expense		90	4,900	4,204	1,403
Dividend and profit on sale of investments		(4)	(213)	(161)	(68)
Depreciation and amortization		102	5,549	5,213	4,148
Impairment loss on intangible assets		9	507	1,040	—
Impairment loss on goodwill		3	181	—	—
Inventory write-downs		35	1,887	1,473	1,237
Allowance for doubtful trade receivables		2	107	168	162
Loss/(profit) on sale of property, plant and equipment and intangible assets, net		(3)	(143)	9	(271)
Allowance for sales returns		38	2,068	1,335	731
Share of profit of equity accounted investees		(2)	(104)	(54)	(3)
Unrealized exchange (gain)/loss, net		(0)	(23)	1,153	(1,072)
Interest expense, net		2	118	690	200
Share based payment expense		7	390	326	265
Negative goodwill on acquisition of business		—	—	—	(73)
Changes in operating assets and liabilities:
Trade receivables		(116)	(6,340)	(6,919)	(4,579)
Inventories		(71)	(3,870)	(4,349)	(3,624)
Trade payables		34	1,845	948	1,154
Other assets and other liabilities		(88)	(4,781)	1,360	311
Income tax paid		(102)	(5,537)	(4,548)	(2,952)

Net cash from operating activities	U.S.$	244	13,317	16,150	8,009

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$	(122)	(6,670)	(6,857)	(9,066)
Proceeds from sale of property, plant and equipment		1	64	41	348
Proceeds from sale of intangible assets		5	254	123	—
Expenditure on intangible assets		(12)	(666)	(1,728)	(2,540)
Proceeds from sale of other investments		401	21,850	15,733	12,602
Purchase of other investments		(511)	(27,878)	(26,309)	(8,960)
Cash paid for acquisition of business, net of cash acquired		(32)	(1,746)	—	(1,169)
Interest received		16	848	332	127

Net cash used in investing activities	U.S.$	(256)	(13,944)	(18,665)	(8,658)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$	0	1	6	29
Proceeds/(repayment) from short term loans and borrowings, net		43	2,329	(3,650)	12,541
Proceeds/(repayment) from long term loans and borrowings, net		(0)	(36)	10,704	(8,942)
Dividend paid (including corporate dividend tax)(1)		(50)	(2,714)	(2,216)	(3,063)
Transfers into escrow account for issuance of bonus debentures(1)		—	—	—	(5,078)
Proceeds from issuance of bonus debentures(1)		—	—	—	5,078
Costs of issuance of bonus debentures(1)		—	—	—	(51)
Cash paid for acquisition of non-controlling interests		(2)	(111)	—	(525)
Interest paid		(23)	(1,261)	(1,109)	(366)

Net cash from/(used in) financing activities	U.S.$	(33)	(1,792)	3,735	(377)

Net increase/(decrease) in cash and cash equivalents		(44)	(2,419)	1,220	(1,026)
Effect of exchange rate changes on cash and cash equivalents		2	94	499	141
Cash and cash equivalents at the beginning of the period		135	7,379	5,660	6,545

Cash and cash equivalents at the end of the period	U.S.$	93	5,054	7,379	5,660

(1)	Refer to Note 33 of these consolidated financial statements for further details on the bonus debentures scheme.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

Supplemental schedule of non-cash investing and financing activities:

	For the Year Ended March 31,
	2013		2013	2012	2011
Particulars	Unaudited convenience translation into U.S.$ (See Note 2 d.)
Property, plant and equipment and intangibles purchased on credit during the year, including contingent consideration on purchase of intangibles	U.S.$	5	278	—	2,055
Property, plant and equipment purchased under capital lease		1	57	30	7

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Andhra Pradesh, India. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Andhra Pradesh, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 33 of these audited consolidated financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2013 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared for the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2013. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on July 9, 2013.

b. Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

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

d. Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the consolidated financial statements as of March 31, 2013 have been translated into United States dollars at the certified foreign exchange rate of U.S.$1 = 54.52, as published by Federal Reserve Board of Governors on March 29, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unaudited.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 3(b) — Assessment of functional currency for foreign operations

•	Note 3(c) and 31 — Financial instruments

•	Note 3(e) — Useful lives of property, plant and equipment and intangible assets

•	Note 3(h) — Valuation of inventories

•	Notes 3(i) 8 and 9 — Measurement of recoverable amounts of cash-generating units

•	Note 3 (j) — Assets and obligations relating to employee benefits

•	Note 3(k) — Provisions

•	Note 3(l) — Sales returns, rebates and charge back provisions

•	Note 3(n) — Evaluation of recoverability of deferred tax assets

•	Note 6 — Business combinations

•	Note 38 — Contingencies

3. Significant accounting policies

a. Basis of consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) that are controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Investments in associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The carrying value of the Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest (“NCI”) holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

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

Acquisition of non-controlling interests

Acquisition of some or all of the non controlling interest (“NCI”) is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Loss of Control

Upon loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in the consolidated income statement. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset, depending on the level of influence retained.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

b. Foreign currency transactions and foreign operations

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in the consolidated income statement in the period in which they arise.

Foreign exchange gains and losses arising from a monetary item receivable from a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in other comprehensive income/(loss) and presented within equity as a part of foreign currency translation reserve (“FCTR”).

In case of foreign operations whose functional currency is different from the parent company’s functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in other comprehensive income/(loss) and presented within equity as part of FCTR. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to the consolidated income statement.

c. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity securities, trade receivables, cash and cash equivalents, loans and borrowings, trade payables and certain other assets and liabilities.

Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except for those instruments that are designated as being fair value through profit and loss upon initial recognition. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, “short-term” means investments having maturity of three months or less from the date of investment. Bank overdrafts that are repayable on demand form an integral part of the Company’s cash management and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

Available-for-sale financial assets

The Company’s investments in mutual funds and equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income/(loss) and presented within equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the consolidated income statement.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the consolidated income statement.

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

c. Financial instruments (continued)

Debt instruments and other financial liabilities

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

De-recognition of financial assets and liabilities

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

Offsetting financial assets and liabilities

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

The Company uses forward exchange contracts, option contracts and currency swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the consolidated income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Remeasurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and reclassified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

Upon initial designation of a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80%-125% relative to the gain or loss on the hedged items. For cash flow hedges to be “highly effective”, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss), remains there until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income/(loss) is recognized immediately in the consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

c. Financial instruments (continued)

Hedges of recognized assets and liabilities

For derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied, changes in the fair value of such contracts are recognized in the consolidated income statement. The changes in fair value of such derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance income/(expense) in the consolidated income statement”.

d. Business combinations

The Company uses the acquisition method of accounting to account for business combinations that occurred on or after April 1, 2009. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable.

The Company measures goodwill as of the applicable acquisition date at the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in the consolidated income statement. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company. Consideration transferred also includes the fair value of any contingent consideration. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. Transaction costs that the Company incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees and other professional and consulting fees, are expensed as incurred.

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders. The difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

e. Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use. Borrowing costs that are directly attributable to the construction or production of a qualifying asset are capitalized as part of the cost of that asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other (income)/expense, net” in the consolidated income statement.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognized in the consolidated income statement as incurred.

Items of property, plant and equipment acquired through exchange of non-monetary assets are measured at fair value, unless the exchange transaction lacks commercial substance or the fair value of either the asset received or asset given up is not reliably measurable, in which case the asset exchanged is recorded at the carrying amount of the asset given up.

Depreciation

Depreciation is recognized in the consolidated income statement over the estimated useful lives of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.

Leasehold improvements are depreciated over period of the lease agreement or the useful life, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

e. Property, plant and equipment (continued)

The estimated useful lives are as follows:

Buildings
- Factory and administrative buildings	20 – 50 years
- Ancillary structures	3 – 15 years
Plant and equipment	3 – 15 years
Furniture, fixtures and office equipment	4 – 10 years
Vehicles	4 – 5 years
Computer equipment	3 – 5 years

Software for internal use, which is primarily acquired from third-party vendors and which is an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalized as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognized as expense as incurred. The capitalized costs are amortized over the estimated useful life of the software or the remaining useful life of the tangible fixed asset, whichever is lower.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress.

f. Goodwill and other intangible assets

Goodwill represents the excess of consideration transferred, together with the amount of non-controlling interest in the acquiree, over the fair value of the Company’s share of identifiable net assets acquired. If the consideration transferred, together with the amount of non-controlling interest, is less than the fair value of net assets of the subsidiary, a bargain purchase gain is recognized immediately in the consolidated income statement.

Subsequent measurement of goodwill

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.

Research and development

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in the consolidated income statement when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:

•	development costs can be measured reliably;

•	the product or process is technically and commercially feasible;

•	future economic benefits are probable; and

•	the Company intends to and has sufficient resources to complete development and to use or sell the asset.

The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the consolidated income statement as incurred.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

f. Goodwill and other intangible assets (continued)

Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalized. The Company’s criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable).

Intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each statement of financial position date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognized immediately in the consolidated income statement.

Other intangible assets

Other intangible assets that are acquired by the Company, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate.

Amortization

Amortization is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of intangible assets or on any other basis that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. Intangible assets that are not available for use are amortized from the date they are available for use.

The estimated useful lives are as follows:

Trademarks	3 – 12 years
Product related intangibles	5 – 15 years
Marketing rights	3 – 16 years
Customer-related intangibles	1 – 11 years
Technology related intangibles	3 – 13 years
Other intangibles	3 – 15 years

De-recognition of intangible assets

Intangible assets are de-recognized either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the consolidated income statement, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as on the date of de-recognition.

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

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company’s statements of financial position. Payments made under operating leases are recognized in the consolidated income statement on a straight-line basis over the term of the lease.

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

All impairment losses are recognized in the consolidated income statement. When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in other comprehensive income is transferred to the statement of income. An impairment loss may be reversed in subsequent periods, if the indicators for the impairment no longer exist. Such reversals are recognized in other comprehensive income.

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

An impairment loss is recognized if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses are recognized in the consolidated income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

j. Employee benefits

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method and spread over the period during which the benefit is expected to be derived from employees’ services, consistent with the advice of qualified actuaries. The long term obligations are measured at present value of estimated future cash flows discounted at rates reflecting the yields on risk free government bonds that have maturity dates approximating the terms of the Company’s obligations. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

Actuarial gains and losses are recognized using the corridor method. Under this method, to the extent that any cumulative unrecognized actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the consolidated income statement over the expected average remaining working lives of the employees participating in the plan.

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

Defined contribution plans

The Company’s contributions to defined contribution plans are charged to the consolidated income statement as and when the services are received from the employees.

Compensated leave of absence

The Company’s current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the statements of financial position date. Such measurement is based on actuarial valuation as at the statements of financial position date carried out by a qualified actuary.

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

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided.

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

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers (generally formulation manufacturers) from the factories of the Company. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by the Company upon delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from the parent company or its subsidiaries. Significant risks and rewards in respect of ownership of active pharmaceutical ingredients are transferred by the Company upon delivery of the products to the customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner’s ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base purchase price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available. Otherwise, recognition is deferred to a subsequent period pending satisfaction of such collectability and reliability requirements. In measuring the amount of profit share revenue to be recognized for each period, the Company uses all available information and evidence, including any confirmations from the business partner of the profit share amount owed to the Company, to the extent made available before the date the Company’s Board of Directors authorizes the issuance of its financial statements for the applicable period.

Milestone payments and out licensing arrangements

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. Non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the period in which the Company has continuing performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, if the milestones are considered substantive, or over the period the Company has continuing performance obligations, if the milestones are not considered substantive. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

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

Services

Revenue from services rendered, which primarily relate to contract research, is recognized in the consolidated income statement as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognized as revenue over the expected period over which the related services are expected to be performed.

Export entitlements

Export entitlements from government authorities are recognized in the consolidated income statement as a reduction from cost of revenues when the right to receive credit as per the terms of the scheme is established in respect of the exports made by the Company, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

m. Finance income and expense

Finance income consists of interest income on funds invested (including available-for-sale financial assets), dividend income and gains on the disposal of available-for-sale financial assets. Interest income is recognized, in the consolidated income statement, as it accrues using the effective interest method. Dividend income is recognized in the consolidated income statement on the date that the Company’s right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows.

Finance expenses consist of interest expense on loans and borrowings. Borrowing costs are recognized in the consolidated income statement using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within finance income and expense. These include the effects of changes in the fair value of foreign exchange derivative instruments which are not designated in an effective hedging relationship.

n. Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognized in the consolidated income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealized inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognized using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividend to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognized in the statement of changes in equity as part of the associated dividend payment.

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

q. Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief executive officer of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

r. Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In November 2009, the IASB issued IFRS 9, “Financial instruments”, which will change the classification and measurement of financial instruments, hedging requirements and recognition of fair value changes. Currently, new requirements have been issued only on the classification and measurement for financial assets and financial liabilities. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. The Company believes that the adoption of IFRS 9 will not have any material impact on its consolidated financial statements.

New standards and amendments on consolidated financial statements, joint arrangements and fair value measurements

In May 2011, the IASB issued the following new standards and amendments:

•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IFRS 13, “Fair Value Measurement”.

•	IAS 27 (Revised 2011), “Separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

r. Recent accounting pronouncements (continued)

All of the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. The Company is required to apply these new standards and amendments for its annual period beginning on April 1, 2013 and believes that adoption of these standards will not have any material impact on its consolidated financial statements.

IAS-19- Employee benefits

In June 2011, the IASB issued amendments to IAS-19 “Employee benefits”. The amendments change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. These amendments also enhance the disclosure requirements for defined benefit plans by requiring disclosure of information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans. The Company is required to apply these amendments for its annual period beginning on April 1, 2013 and believes that these amendments will not have any material impact on its consolidated financial statements.

IAS-1- Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS-1 “Presentation of financial statements”, which amended the standard as follows:

•

The amended standard requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to the consolidated income statement subsequently—i.e., those that might be reclassified and those that will not be reclassified.

•

The amended standard requires tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

These amendments are effective for annual periods beginning on or after July 1, 2012, although earlier application is permitted. The Company is required to apply these amendments for its annual periods beginning on April 1, 2013 and believes that these amendments will not have any material impact on its consolidated financial statements.

Amendment to IFRS 7- Disclosures- offsetting financial assets and financial liabilities

In December 2011, the IASB issued amendments to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The amendment is effective for annual periods beginning on or after January 1, 2013, although earlier application is permitted. The Company is required to apply these amendments for its annual periods beginning on April 1, 2013 and believes that these amendments will not have any material impact on its consolidated financial statements.

Amendment to IAS 32- Offsetting financial assets and financial liabilities

In December, 2011, the IASB issued amendments to IAS 32 “Offsetting financial assets and financial liabilities”. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The amendments to IAS 32 are effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4. Determination of fair values

The Company’s accounting policies and disclosures require the determination of fair value, for certain financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination, and those acquired through exchange of non-monetary assets, is based on appraised market values and replacement cost.

(ii) Intangible assets

The fair value of brands, patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, patents or trademarks being owned (“relief of royalty method”). The fair value of customer related, technology related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method after deduction of a fair return on other assets that are part of creating the related cash flows.

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

(v) Derivatives

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The Company’s reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment involves the discovery of new chemical entities and differentiated formulations for commercialization and out-licensing. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also involves the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

The CODM reviews revenue and gross profit as the performance indicator, and does not review the total assets and liabilities for each reportable segment.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the Year Ended March 31,
	Global Generics			PSAI			Proprietary Products
Reportable segments	2013	2012	2011	2013	2012	2011	2013	2012	2011
Segment revenue (1)	82,563	70,243	53,340	30,702	23,812	19,648	1,468	1,078	532
Gross profit	48,721	44,263	34,499	9,970	7,508	5,105	1,324	903	382
Selling, general and administrative expenses
Research and development expenses
Impairment loss on intangible assets
Impairment loss on goodwill
Other (income)/expense, net
Results from operating activities
Finance (expense)/income, net
Share of profit of equity accounted investees, net of income tax
Profit before income tax
Income tax expense
Profit for the year

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

[Continued from above table, first column repeated]

Information about segments:	For the Year Ended March 31,
	Others			Total
Reportable segments	2013	2012	2011	2013	2012	2011
Segment revenue (1)	1,533	1,604	1,173	116,266	96,737	74,693
Gross profit	564	631	277	60,579	53,305	40,263
Selling, general and administrative expenses				33,584	28,867	23,689
Research and development expenses				7,674	5,911	5,060
Impairment loss on intangible assets				507	1,040	—
Impairment loss on goodwill				181	—	—
Other (income)/expense, net				(2,479)	(765)	(1,115)

Results from operating activities				21,112	18,252	12,629
Finance (expense)/income, net				460	160	(189)
Share of profit of equity accounted investees, net of income tax				104	54	3

Profit before income tax				21,676	18,466	12,443
Income tax expense				(4,900)	(4,204)	(1,403)

Profit for the year				16,776	14,262	11,040

(1)

Segment revenue for the year ended March 31, 2013 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of 5,584 (as compared to 5,336 and 3,146 for the years ended March 31, 2012 and 2011, respectively) and inter-segment revenues from Global Generics to PSAI which is accounted for at a cost of 0 (as compared to 0 and 9 for the years ended March 31, 2012 and 2011, respectively).

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the Year Ended March 31,
Geography	2013	2012	2011
India	19,198	16,517	14,314
North America	45,736	37,959	23,260
Russia and other countries of the former Soviet Union	16,908	13,260	10,858
Europe	20,262	17,410	16,058
Others	14,162	11,591	10,203

	116,266	96,737	74,693

Analysis of revenue within the Global Generics segment:

The following table shows the distribution of revenues of the Company’s Global Generics segment by geography, based on the location of the customer:

	For the Year Ended March 31,
Geography	2013	2012	2011
India	14,560	12,931	11,690
North America	37,846	31,889	18,996
Russia and other countries of the former Soviet Union	16,908	13,260	10,858
Europe	7,716	8,259	8,431
Others	5,533	3,904	3,365

	82,563	70,243	53,340

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2013	2012	2011
Omeprazole	11,484	10,332	8,501
Nimesulide	4,919	4,097	3,543
Ibuprofen	3,541	1,535	1,194
Lansoprazole	3,064	2,583	602
Ziprasidone	2,768	—	—
Ciprofloxacin	2,436	2,119	2,302
Amoxicillin	2,331	1,299	184
Fondaparinux	2,315	1,130	—
Ketorolac	2,262	1,950	1,811
Tacrolimus	1,987	2,388	1,739
Others	45,456	42,810	33,464

Total	82,563	70,243	53,340

Analysis of revenue within the PSAI segment:

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2013	2012	2011
Naproxen	3,693	1,567	1,194
Clopidogrel	3,440	2,560	1,458
Escitalopram oxalate	2,181	1,714	627
Pentylfuranoside	1,948	—	—
Atorvastatin	1,660	1,042	1,371
Montelukast	1,311	435	240
Ciprofloxacin	821	629	853
Rabeprazole	734	562	528
Levetiracetam	697	246	112
Losartan potassium	665	430	417
Others	13,552	14,627	12,848

Total	30,702	23,812	19,648

Analysis of assets by geography:

The following table shows the distribution of the Company’s assets by geography, based on the location of assets:

	As of March 31,
Geography	2013	2012
India	86,567	68,248
North America	24,265	22,686
Russia and other countries of the former Soviet Union	9,141	6,788
Europe	21,358	20,806
Others	1,038	949

	142,369	119,477

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Analysis of property, plant and equipment including capital work in progress and intangible assets acquired (other than goodwill arising on business combination) by geography:

	As of March 31,
Geography	2013	2012
India	6,488	5,869
North America	1,074	730
Russia and other countries of the former Soviet Union	19	28
Europe	2,069	284
Others	24	28

	9,674	6,939

Analysis of property, plant and equipment including capital work in progress and intangible assets acquired (other than goodwill arising on business combination) by reportable segments:

	As of March 31,
	2013	2012
PSAI	4,821	3,018
Global Generics	4,459	3,715
Proprietary Products	176	25
Others	218	181

	9,674	6,939

Analysis of depreciation and amortization by reportable segments:

	For the Year Ended March 31,
	2013	2012	2011
PSAI	1,754	1,638	1,413
Global Generics	3,268	3,052	2,437
Proprietary Products	331	321	109
Others	196	202	189

	5,549	5,213	4,148

The above depreciation and amortization does not include the impairment loss on intangible assets of 507, 1,040 and 0 for the years ended March 31, 2013, 2012 and 2011, respectively, which relates to the Company’s Global Generics segment. The above depreciation and amortization also does not include the impairment of goodwill of 181, 0 and 0 for the years ended March 31, 2013, 2012 and 2011, respectively, which relates to the Company’s Global Generics segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6. Business combinations

OctoPlus N.V.

On February 15, 2013, the Company, through its wholly-owned subsidiary Reddy Netherlands B.V., acquired 93.1% of the outstanding equity shares of OctoPlus N.V. (“OctoPlus”) through a combination of open market purchases as well as acceptance of shares tendered during the tender offer. OctoPlus is a specialty pharmaceutical company founded in 1995. OctoPlus is headquartered in Leiden, the Netherlands and provides pharmaceutical development services, controlled release drug delivery technologies and cGMP manufacturing of final products.

The aggregate purchase consideration paid for OctoPlus shares was 1,772. Based on management’s estimate of fair values, the Company has completed the final allocation of the aggregate purchase price paid for OctoPlus as follows:

Particulars	Amount
Total consideration paid	1,772
Identifiable assets acquired
Current assets (including cash and cash equivalents of 26)	220
Property, plant and equipment	981
Intangibles:
Complex injectable know-how	510
Customer contracts	38
Customer relationships	279
Deferred tax assets	182
Liabilities assumed
Fair value of finance lease liabilities	(572)
Deferred tax liabilities	(182)
Other current liabilities	(704)

Total identifiable net assets	752
Non-controlling interest at fair value	(132)
Goodwill	1,152

The total goodwill amount of 1,152 is attributable primarily to the acquired employee workforce and expected synergies.

Acquisition related costs amounting to 123 were excluded from the consideration transferred and were recognized as expense in the consolidated income statement. The fair value of the non-controlling interest is determined using the equity share price of OctoPlus as on the date of acquisition.

During the period from February 16, 2013 to March 31, 2013, the Company acquired further equity shares totaling 5.8% of the total share capital of OctoPlus N.V. at a price of Euro 0.52 per share through a combination of open market purchases as well as acceptance of shares tendered during the post-acquisition offer period. The total shareholding of the Company in OctoPlus N.V. as at March 31, 2013 was 98.9%.

The amount of revenue and loss included in the consolidated income statement since February 15, 2013 pertaining to OctoPlus were 52 and 44, respectively.

No pro-forma information is disclosed in these consolidated financial statements, as the acquisition is immaterial.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land	Buildings	Plant and equipment	Computer equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value
Balance as at April 1, 2011	3,598	7,909	23,726	1,259	1,278	589	38,359
Acquisitions through business combination	—	—	—	—	—	—	—
Other additions	2	1,135	3,819	232	297	87	5,572
Disposals	—	—	(176)	(94)	(32)	(88)	(390)
Effect of changes in foreign exchange rates	39	170	283	14	15	2	523

Balance as at March 31, 2012	3,639	9,214	27,652	1,411	1,558	590	44,064

Balance as at April 1, 2012	3,639	9,214	27,652	1,411	1,558	590	44,064
Acquisitions through business combination(1)	—	465	511	2	3	—	981
Other additions	32	2,409	5,498	143	214	103	8,399
Disposals	(20)	(24)	(636)	(96)	(56)	(96)	(928)
Effect of changes in foreign exchange rates	31	103	282	11	13	2	442

Balance as at March 31, 2013	3,682	12,167	33,307	1,471	1,732	599	52,958

Depreciation
Balance as at April 1, 2011	—	1,310	11,301	765	1,024	314	14,714
Depreciation for the year	—	389	2,692	216	202	129	3,628
Disposals	—	—	(127)	(84)	(27)	(75)	(313)
Effect of changes in foreign exchange rates	—	12	36	7	3	(1)	57

Balance as at March 31, 2012	—	1,711	13,902	904	1,202	367	18,086

Balance as at April 1, 2012	—	1,711	13,902	904	1,202	367	18,086
Depreciation for the year	—	445	2,884	189	224	116	3,858
Disposals	—	(24)	(607)	(94)	(47)	(80)	(852)
Effect of changes in foreign exchange rates	—	48	63	5	3	2	121

Balance as at March 31, 2013	—	2,180	16,242	1,004	1,382	405	21,213

Net carrying value
As at April 1, 2011	3,598	6,599	12,425	494	254	275	23,645
As at March 31, 2012	3,639	7,503	13,750	507	356	223	25,978
Add: Capital-work-in-progress							7,268
Total as at March 31, 2012							33,246
As at March 31, 2013	3,682	9,987	17,065	467	350	194	31,745
Add: Capital-work-in-progress							6,069

Total as at March 31, 2013							37,814

(1)	Acquisitions through business combinations were on account of the Company’s acquisition of OctoPlus N.V. Refer to Note 6 for further details.

Government grants

During the years ended March 31, 2012 and 2011, the State of Louisiana approved the Company’s application for certain grants associated with construction of a manufacturing facility in the United States amounting to 54 (U.S.$1.1) and 47 (U.S.$1), respectively. Accordingly, the Company received a total amount of 101 (U.S.$2.1) in respect of grants from the State of Louisiana. As per the terms of these grants, the State of Louisiana placed certain ongoing conditions on the Company, requiring a minimum cost to be incurred and also requiring employment of a minimum number of people. In proportion to the actual cost incurred, the Company has accrued the proportionate share of each grant as a reduction from the carrying value of property, plant and equipment. As on March 31, 2013, the Company was in compliance with all the conditions attached to these grants.

Capital commitments

As of March 31, 2013 and 2012, the Company was committed to spend approximately 2,912 and 2,351, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Property, plant and equipment (continued)

Interest capitalization

During the years ended March 31, 2013 and 2012, the Company capitalized interest cost of 221 and 107, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2013 and 2012 was approximately 3.35% and 2.5%, respectively.

Assets acquired under finance leases

Property, plant and equipment include 1,040 and 352 (including accumulated depreciation of 131 and 111) of assets acquired under finance leases as of March 31, 2013 and 2012, respectively. During the year ended March 31, 2013, assets amounting to 626 were acquired under finance leases as a result of the acquisition of OctoPlus N.V.

8. Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2013 and 2012:

	As of March 31,
	2013	2012
Opening balance (1)	18,301	18,273
Goodwill arising on business combinations(2)	1,152	—
Effect of translation adjustments	14	28

Closing balance (1)	19,467	18,301
Less: Impairment loss(3)(4)	(16,274)	(16,093)

	3,193	2,208

(1)	This does not include goodwill arising upon investment in associate of 181, as at March 31, 2013 and 2012, which is included in the carrying value of the investment in the equity accounted investees.
(2)	This pertains to goodwill arising on the acquisition of OctoPlus N.V. Refer to Note 6 of these consolidated financial statements for further details.
(3)

The impairment loss of 16,274 includes 16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

(4)

Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy’s Srl’s cash-generating unit and recorded an impairment loss of goodwill and an impairment loss on intangible assets amounting to 181 and 10, respectively, during the year ended March 31, 2013. For this purpose, the recoverable amount of the cash generating unit is determined by reference to its value in use using a post-tax discount rate of 7.37%. The above impairment pertains to the Company’s Global Generics segment.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company’s operating segment.

The carrying amount of goodwill (other than those arising upon investment in associate) was allocated to cash generating units as follows:

	As of March 31,
	2013	2012
PSAI- Active Pharmaceutical Operations	997	997
PSAI- OctoPlus N.V.	1,152	—
Global Generics- North America Operations	765	762
Global Generics- Dr. Reddy’s Srl Operations	—	175
Global Generics- Branded Formulations	168	168
Others	111	106

	3,193	2,208

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

d)

Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rates used range from 5.35% to 14.20% for various cash generating units. The before tax discount rates range from 9.71% to 18.07%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

9. Intangible assets

The following is a summary of changes in carrying value of intangible assets:

	Trademarks with finite useful life	Product related intangibles	Technology related intangibles	Customer related intangibles	Others	Total
Gross carrying amount
Balance as at April 1, 2011	9,071	20,000	746	686	369	30,872
Acquisitions through business combinations	—	—	—	—	—	—
Other additions	—	—	30	11	86	127
Deletions	—	(213)	—	—	—	(213)
Effect of changes in foreign exchange rates	462	1,176	87	63	11	1,799

Balance as at March 31, 2012	9,533	20,963	863	760	466	32,585

Balance as at April 1, 2012	9,533	20,963	863	760	466	32,585
Acquisitions through business combinations(1)	—	—	510	317	—	827
Other additions	—	488	—	—	178	666
Deletions	—	(225)	—	—	—	(225)
Effect of changes in foreign exchange rates	166	486	7	33	10	702

Balance as at March 31, 2013	9,699	21,712	1,380	1,110	654	34,555

Amortization/impairment loss
Balance as at April 1, 2011	4,690	12,005	255	562	294	17,806
Amortization for the year	465	943	108	57	13	1,586
Impairment loss	—	1,040	—	—	—	1,040
Deletions	—	(87)	—	—	—	(87)
Effect of changes in foreign exchange rates	160	669	33	50	7	919

Balance as at March 31, 2012	5,315	14,570	396	669	314	21,264

Balance as at April 1, 2012	5,315	14,570	396	669	314	21,264
Amortization for the year	486	1,015	123	22	45	1,691
Impairment loss	—	507	—	—	—	507
Deletions	—	(126)	—	—	—	(126)
Effect of changes in foreign exchange rates	63	296	(2)	29	5	391

Balance as at March 31, 2013	5,864	16,262	517	720	364	23,727

Net carrying amount
As at April 1, 2011	4,381	7,995	491	124	75	13,066
As at March 31, 2012	4,218	6,393	467	91	152	11,321
As at March 31, 2013	3,835	5,450	863	390	290	10,828

(1)	Acquisitions through business combinations were on account of the Company’s acquisition of OctoPlus N.V. Refer to Note 6 for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Intangible assets (continued)

The selling, general and administrative expenses included 1,691, 1,586 and 1,186 of amortization of intangible assets for the years ended March 31, 2013, 2012 and 2011, respectively. The weighted average remaining useful life of intangibles was approximately 7.0 years as at March 31, 2013.

Impairment losses recorded for the year ended March 31, 2013

During the year ended March 31, 2013, the Company determined that there was a decrease in expected cash flows of a product portfolio forming part of certain product related intangibles, primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company reassessed the recoverable amounts of such product-related intangibles using the value in use approach and determined that the carrying amount of such product-related intangibles was higher than its recoverable amount. Accordingly, an impairment loss of 497 for such product related intangibles was recorded for the year ended March 31, 2013. The above impairment losses relate to the Company’s Global Generics segment.

The pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.52%. As at March 31, 2013, the carrying amount of such product related intangibles after impairment was 1,288.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2013 and 2012. Three directors of the Company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2013	2012	2011
Ownership	51.3%	51.3%	51.3%
Total current assets	1,051	830	548
Total non-current assets	305	251	190

Total assets	1,356	1,081	738

Equity	802	554	379
Total current liabilities	554	527	359
Total non-current liabilities	—	—	1

Total equity and liabilities	1,356	1,081	738

Revenues	1,914	1,237	818
Expenses	1,711	1,133	812

Profit for the year	203	104	6

The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2013, 2012 and 2011 was 104, 54 and 3, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2013 and 2012 was 472 and 368, respectively.

11. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit) with banks. The details of such investments as of March 31, 2013 were as follows:

	Cost	Gain/(loss) recognized directly in equity	Fair value
Investment in units of mutual funds	1,966	44	2,010
Investment in equity securities	3	22	25
Term deposits with banks (maturities more than 3 months)	15,137	—	15,137

	17,106	66	17,172

Less: Current portion
Investment in units of mutual funds	1,966	44	2,010
Investment in equity securities	3	22	25
Term deposits with banks (maturities more than 3 months and upto 12 months)	14,928	—	14,928

	16,897	66	16,963

Non-current portion
Term deposits with banks (maturities more than 12 months)	209	—	209

	209	—	209

All of the other investments were current as of March 31, 2012, the details of which are as follows:

	Cost	Gain/(loss) recognized directly in equity	Fair value
Investment in units of mutual funds	2,070	10	2,080
Investment in equity securities	3	22	25
Term deposits with banks	8,668	—	8,668

	10,741	32	10,773

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Inventories

Inventories consist of the following:

	As of March 31,
	2013	2012
Raw materials	7,256	6,472
Packing materials, stores and spares	1,414	1,311
Work-in-progress	5,636	4,974
Finished goods	7,294	6,595

Total inventories	21,600	19,352

During the years ended March 31, 2013, 2012 and 2011, the Company recorded inventory write-downs of 1,887, 1,473 and 1,237, respectively. These adjustments were included in cost of revenues. Cost of revenues for March 31, 2013, 2012 and 2011 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to 37,002, 28,918 and 22,411, respectively. The above table includes inventories amounting to 565 and 766, which are carried at fair value less cost to sell as at March 31, 2013 and 2012, respectively.

13. Trade receivables

	As of March 31,
	2013	2012
Due from related parties	171	119
Other trade receivables	32,350	25,721
	32,521	25,840
Less: Allowance for doubtful trade receivables	(549)	(501)

Trade receivables, net	31,972	25,339

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable, historical experience of collections from customers and the current economic environment. The activity in the allowance for impairment of trade account receivables is given below:

	Year Ended March 31,
	2013	2012
Balance at the beginning of the year	501	459
Provision for doubtful trade receivables	107	168
Trade receivables written off and charged to allowance	(59)	(126)

Balance at the end of the year	549	501

14. Other assets

Other assets consist of the following:

	As of March 31,
	2013	2012
Current
Prepaid expenses	523	341
Advance payments to vendors	1,089	787
Balances and receivables from statutory authorities (1)	4,260	3,147
Deposits	1	117
Advance to employees	60	42
Export benefits receivable (2)	1,803	967
Others	1,248	1,117

	8,984	6,518

Non-current
Deposits	439	363
Others	48	54

	487	417

(1)

Balances and receivables from statutory authorities primarily consist of amounts receivable from the excise, value added tax and customs authorities of India and the unutilized excise input credits on purchases. These are regularly utilized to offset the Indian excise and service tax liability on goods produced by and services provided by the Company. Accordingly, these balances have been classified as current assets.

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2013	2012
Cash balances	5	5
Balances with banks	4,381	4,771
Term deposits with banks (maturities up to 3 months)	750	2,603

Cash and cash equivalents on the statement of financial position	5,136	7,379
Bank overdrafts used for cash management purposes	(82)	—

Cash and cash equivalents in the statement of cash flow	5,054	7,379

Balances with banks included restricted cash of 324 and 181, respectively, for the years ended March 31, 2013 and 2012, which consisted of:

•	38 as of March 31, 2013 and 30 as of March 31, 2012, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•

95 as of March 31, 2013 and 94 as of March 31, 2012, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom (Refer to Note 21 of these consolidated financial statements for details);

•

166 as of March 31, 2013 and 4 as of March 31, 2012, representing amounts lying in escrow account pursuant to a research and collaboration arrangement entered with Um Pharmauji Sdn. Bhd., Malaysia; and

•	25 as of March 31, 2013 and 53 as of March 31, 2012, representing other restricted cash amounts.

16. Equity

	Year Ended March 31,
	2013	2012
Par value per share	5	5
Authorized share capital	1,200	1,200
Fully paid up share capital
As at April 1	848	846
Add: Shares issued on exercise of stock options	1	2

As at March 31	849	848

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

Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends (including dividend tax thereon) of 2,714, 2,216 and 2,219 during the years ended March 31, 2013, 2012 and 2011, respectively. The dividend paid per share was 13.75, 11.25 and 11.25 during the years ended March 31, 2013, 2012 and 2011, respectively.

At the Company’s Board of Directors’ meeting held on May 14, 2013, the Board proposed a dividend in the aggregate amount of 2,981, including the applicable dividend tax on distribution of such dividends amounting to 433 (the dividend per share amounting to 15.00), all of which is subject to the approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2013, 2012 and 2011 was based on the profit attributable to equity shareholders of 16,777, 14,262 and 11,040, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	Year Ended March 31,
	2013	2012	2011
Issued equity shares as of April 1	169,560,346	169,252,732	168,845,385
Effect of shares issued on exercise of stock options	217,112	217,156	283,264
Weighted average number of equity shares as of March 31	169,777,458	169,469,888	169,128,649
Earnings per share – Basic	98.82	84.16	65.28

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	Year Ended March 31,
	2013	2012	2011
Weighted average number of equity shares (Basic)	169,777,458	169,469,888	169,128,649
Dilutive effect of outstanding stock options	655,222	708,056	836,633
Weighted average number of equity shares (Diluted)	170,432,680	170,177,944	169,965,282
Earnings per share—Diluted	98.44	83.81	64.95

18. Loans and borrowings

Short term loans and borrowings

The Company had net short term borrowings of 18,914 as of March 31, 2013, as compared to 15,844 as of March 31, 2012. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiary in Germany.

Short term borrowings consist of the following:

	As at March 31,
	2013	2012
Packing credit foreign currency borrowings	14,736	9,322
Other foreign currency borrowings	3,128	5,641
Borrowings on transfer of receivables	1,050	881

	18,914	15,844

The interest rate profile of short term borrowings from banks is given below:

As at March 31,
	2013		2012
	Currency	Interest Rate	Currency	Interest Rate
Packing credit foreign currency borrowings	USD	LIBOR + 50 to 120 bps	USD	LIBOR+100 to 150 bps
	EURO	LIBOR + 50 to 125 bps
	RUB	7.25% to 8%
Other foreign currency borrowings	EURO	LIBOR + 110 bps	EURO	EURIBOR+135 bps
			USD	LIBOR+125 bps
			RUB and VEF	8.35% to 20%
Borrowings on transfer of receivables	RUB	7.30%	RUB	7.75%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term loans and borrowings

Transfer of financial asset

From time to time, the Company enters into receivables transfer arrangements with various banks, in which the Company transfers its short term trade receivables in return for obtaining short term funds. As part of these transactions, the Company provides the applicable bank with credit indemnities over the expected losses of those receivables. Since the Company retains substantially all of the risks and rewards of ownership of the trade receivables, including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and recognizes the cash received in respect of the transaction as short term borrowings. As of March 31, 2013, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 1,090 (RUB 625) and the carrying amount of the associated liability was 1,050 (RUB 602). As of March 31, 2012, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 916 (RUB 530) and the carrying amount of the associated liability was 881 (RUB 509).

Long term loans and borrowings consist of the following:

	As at March 31,
	2013	2012
Foreign currency loan(1)	11,829	11,033
Obligations under finance leases(2)	876	291
Bonus debentures(3)	5,059	5,042

	17,764	16,366

Less: Current portion
Obligations under finance leases	80	31
Bonus debentures	5,059	—

	5,139	31

Non-current portion
Foreign currency loan	11,829	11,033
Obligations under finance leases	796	260
Bonus debentures	—	5,042

	12,625	16,335

(1)	See the below discussion of the long-term bank loan of the Company’s Swiss Subsidiary.
(2)	Includes 562 pertaining to lease of buildings and plant and machinery by OctoPlus N.V.
(3)	See the below discussion of the bonus debentures.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term loans and borrowings (continued)

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the net worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS. As of March 31, 2013, the Company was in compliance with the foregoing financial covenants.

As part of this arrangement, the Company incurred an amount of 182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they are being amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using effective interest rate method, as on March 31, 2013 and 2012 was 11,829 and 11,033, respectively.

Issuance of bonus debentures

	As at March 31,
	2013	2012	2011
Opening balance at the beginning of the period	5,042	5,027	—
Proceeds from issuance of bonus debentures during the period	—	—	5,078
Issuance cost	—	—	(51)
Amortization of issuance cost during the period	17	15	—

Closing balance at the end of the period	5,059	5,042	5,027

As explained in Note 33 of these consolidated financial statements, the Company during the year ended March 31, 2011 issued unsecured redeemable bonus debentures amounting to 5,078. In relation to the issuance, the Company has incurred directly attributable transaction cost amounting to 51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at the face value on March 24, 2014 and the Company is obliged to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity.

Undrawn lines of credit from bankers

The Company has undrawn lines of credit of 20,364 and 14,290 as of March 31, 2013 and 2012, respectively, from its bankers for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non derivative financial liabilities as of March 31, 2013 and 2012 was 12,151 and 11,634, respectively.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

	As at March 31,
	2013	2012
Foreign currency borrowings	LIBOR+145 bps	LIBOR+145 bps
Bonus debentures	9.25%	9.25%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term loans and borrowings (continued)

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2013 were as follows:

Maturing in the year ending March 31,	Foreign currency loan	Obligations under finance leases	Debentures	Total
2014	—	80	5,078	5,158
2015	2,986	48	—	3,034
2016	5,971	53	—	6,024
2017	2,986	48	—	3,034
2018	—	42	—	42
Thereafter	—	605	—	605

	11,943	876	5,078	17,897

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2012 were as follows:

Maturing in the year ending March 31,	Foreign currency loan	Obligations under finance leases	Debentures	Total
2013	—	31	—		31
2014	—	16	5,078		5,094
2015	2,798	11	—		2,809
2016	5,597	12	—		5,609
2017	2,798	11	—		2,809
Thereafter	—	210	—		210

	11,193	291	5,078	1	6,562

Obligations under finance leases

The Company has leased buildings, plant and machinery and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2013 were as follows:

Particulars	Present value of minimum lease payments	Interest	Future minimum lease payments
Not later than one year	80	78		158
Between one and five years	191	226		417
More than five years	605	212		817

	876	516	1	,392

Future minimum lease payments under finance leases as at March 31, 2012 were as follows:

Particulars	Present value of minimum lease payments	Interest	Future minimum lease payments
Not later than one year	31	5	36
Between one and five years	50	9	74
More than five years	210	1	196

	291	15	306

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The components of gratuity cost recognized in the income statement for the years ended March 31, 2013, 2012 and 2011 consists of the following:

	For the Year Ended March 31,
	2013	2012	2011
Service cost	91	86	63
Interest cost	62	52	37
Expected return on plan assets	(54)	(36)	(33)
Recognized net actuarial (gain)/loss	6	11	2

Gratuity cost recognized in income statement	105	113	69

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2013	2012
Present value of unfunded obligations	—	28
Present value of funded obligations	913	646
Total present value of obligations	913	674
Fair value of plan assets	(743)	(624)
Present value of net obligations	170	50
Unrecognized actuarial losses	(231)	(105)

Recognized (asset)/liability	(61)	(55)

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2013	2012
Defined benefit obligations at the beginning of the year	674	610
Service cost	91	86
Interest cost	62	52
Actuarial (gain)/loss	139	(11)
Benefits paid	(53)	(63)

Defined benefit obligations at the end of the year	913	674

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2013	2012
Fair value of plan assets at the beginning of the year	624	490
Expected return on plan assets	54	36
Employer contributions	110	155
Benefits paid	(53)	(63)
Actuarial gain/(loss)	8	6

Plan assets at the end of the year	743	624

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Gratuity benefits (continued)

Experience adjustments:

	For the Year Ended March 31,
	2013	2012	2011	2010
Defined benefit obligation	913	674	610	473
Plan assets	743	624	490	449

Surplus/(deficit)	(170)	(50)	(120)	(24)
Experience adjustments on plan liabilities	27	23	28	29
Experience adjustments on plan assets	8	6	5	27

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:

The assumptions used to determine benefit obligations:

	Year Ended March 31,
	2013	2012	2011
Discount rate	7.95%	8.60%	7.95%
Rate of compensation increase	10% per annum for first 2 years and 9% per annum thereafter	9% per annum for first year and 8% per annum thereafter	9% per annum for first 2 years and 8% per annum thereafter
Expected long-term return on plan assets	7.95%	8.60%	7.50%

The assumptions used to determine gratuity cost:

	Year Ended March 31,
	2013	2012	2011
Discount rate	8.60%	7.95%	7.50%
Rate of compensation increase	9% per annum for first year and 8% per annum thereafter	9% per annum for first 2 years and 8% per annum thereafter	8% per annum for first 2 years and 6% per annum thereafter
Expected long-term return on plan assets	8.60%	7.50%	7.50%

Contributions: The Company expects to contribute 108 to the Gratuity Plan during the year ending March 31, 2014.

Plan assets: The Gratuity Plan’s weighted-average asset allocation at March 31, 2013 and 2012, by asset category, was as follows:

	As of March 31,
	2013	2012
Debt securities	—	—
Funds managed by insurers	99%	99%
Others	1%	1%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Pension, seniority and severance plans (continued)

The components of net pension cost, seniority premium and severance pay recognized in the income statement for the years ended March 31, 2013, 2012 and 2011 consist of the following:

	For the Year Ended March 31,
	2013	2012	2011
Service cost	19	18	16
Interest cost	26	29	25
Expected return on plan assets	(21)	(26)	(27)
Recognized net actuarial (gain)/loss	8	9	6

Total cost recognized in income statement	32	30	20

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2013	2012
Present value of unfunded obligations	29	29
Present value of funded obligations	319	287
Total present value of obligations	348	316
Fair value of plan assets	(138)	(197)
Present value of net obligations	210	119
Unrecognized actuarial losses	(193)	(124)

Recognized (asset)/liability	17	(5)

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2013	2012
Defined benefit obligations at the beginning of the year	316	359
Service cost	19	18
Interest cost	26	29
Actuarial (gain)/loss	62	(11)
Foreign exchange differences	33	26
Benefits paid	(108)	(105)

Defined benefit obligations at the end of the year	348	316

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2013	2012
Fair value of plan assets at the beginning of the year	197	259
Expected return on plan assets	21	27
Employer contributions	10	8
Benefits paid	(108)	(105)
Actuarial gain/(loss)	2	(10)
Foreign exchange differences	16	18

Plan assets at the end of the year	138	197

Experience adjustments

	For the Year Ended March 31,
	2013	2012	2011	2010
Defined benefit obligation	348	316	359	310
Plan assets	138	197	259	249

Surplus/(deficit)	(210)	(119)	(100)	(61)
Experience adjustments on plan liabilities	27	(20)	12	1
Experience adjustments on plan assets	2	(9)	(23)	35

Contributions: The Company expects to contribute 57 to the Falcon defined benefit plans during the year ending March 31, 2014.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Pensions, seniority and severance plans (continued)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

Assumptions used to determine defined benefit obligations:

	Year Ended March 31,
	2013	2012	2011
Discount rate	6.50%	7.50%	7.75%
Rate of compensation increase	4.50%	4.50%	4.50%
Expected long-term return on plan assets	6.50%	9.25%	9.75%

Assumptions used to determine defined benefit cost:

	Year Ended March 31,
	2013	2012	2011
Discount rate	7.50%	7.75%	7.91%
Rate of compensation increase	4.50%	4.50%	4.50%
Expected long-term return on plan assets	9.25%	9.75%	10.50%

Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2013 and 2012, by asset category is as follows:

	As of March 31,
	2013	2012
Debt securities	—	—
Funds managed by insurers	50%	53%
Others	50%	47%

Provident fund benefits

In India, certain categories of employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed 349, 289 and 258 to the provident fund plan during the years ended March 31, 2013, 2012 and 2011, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed 88, 75 and 70 to the 401(k) retirement savings plan during the years ended March 31, 2013, 2012 and 2011, respectively.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed 128, 101 and 80 to the National Insurance during the years ended March 31, 2013, 2012 and 2011, respectively.

Superannuation benefits

The senior officers of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed 56, 52 and 49 to the superannuation plan during the years ended March 31, 2013, 2012 and 2011, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was 344 and 260 as at March 31, 2013 and 2012, respectively.

Total employee benefit expenses, including share based payments, incurred during the years ended March 31, 2013, 2012 and 2011 amounted to 20,413, 16,927 and 14,109, respectively.

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

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2013 and 2012 is as follows:

	Year Ended March 31, 2013
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the period	11,000	373.50-448.00	441.23	65
Granted during the period	—	—	—	—
Expired/forfeited during the period	—	—	—	—
Exercised during the period	—	—	—	—

Outstanding at the end of the period	11,000	373.50-448.00	441.23	52

Exercisable at the end of the period	11,000	373.50-448.00	441.23	52

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”) (continued):

	Year Ended March 31, 2013
Category B — Par Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the period	643,156	5.00	5.00	70
Granted during the period	335,110	5.00	5.00	90
Expired/forfeited during the period	(65,424)	5.00	5.00	—
Exercised during the period	(228,583)	5.00	5.00	—

Outstanding at the end of the period	684,259	5.00	5.00	71

Exercisable at the end of the period	60,296	5.00	5.00	38

	Year Ended March 31, 2012
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the period	21,000	373.50-448.00	444.45	67
Granted during the period	—	—	—	—
Expired/forfeited during the period	—	—	—	—
Exercised during the period	(10,000)	448.00	448.00	—

Outstanding at the end of the period	11,000	373.50-448.00	441.23	65

Exercisable at the end of the period	1,000	373.50	373.50	19

	Year Ended March 31, 2012
Category B — Par Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the period	697,161	5.00	5.00	72
Granted during the period	262,520	5.00	5.00	91
Expired/forfeited during the period	(61,842)	5.00	5.00	—
Exercised during the period	(254,683)	5.00	5.00	—

Outstanding at the end of the period	643,156	5.00	5.00	70

Exercisable at the end of the period	70,551	5.00	5.00	38

The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2013 and 2012 was 1,660 and 1,567, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2013 and 2012 was 373 and 407, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2013 and 2012 was 1,636 and 1,561, respectively. As of March 31, 2013, options outstanding under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of 1,220 and options exercisable under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of 121.

The term of the DRL 2002 plan expired on January 29, 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, resolved to extend the term of the DRL 2002 plan for a period of 10 years with effect from January 29, 2012, subject to the approval of shareholders. A resolution to this effect was approved by the shareholders at the Company’s Annual General Meeting held on July 20, 2012.

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

No options have been granted under Category A as of March 31, 2013. Stock options activity for category B options under the DRL 2007 Plan during the years ended March 31, 2013 and 2012 is as follows.

	Year Ended March 31, 2013
Category B — Par Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the period	117,899	5.00	5.00	73
Granted during the period	58,140	5.00	5.00	90
Expired/forfeited during the period	(29,885)	5.00	5.00	—
Exercised during the period	(47,546)	5.00	5.00	—

Outstanding at the end of the period	98,608	5.00	5.00	73

Exercisable at the end of the period	4,328	5.00	5.00	47

	Year Ended March 31, 2012
Category B — Par Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the period	124,559	5.00	5.00	74
Granted during the period	56,060	5.00	5.00	89
Expired/forfeited during the period	(19,789)	5.00	5.00	—
Exercised during the period	(42,931)	5.00	5.00	—

Outstanding at the end of the period	117,899	5.00	5.00	73

Exercisable at the end of the period	6,564	5.00	5.00	47

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2013 and 2012 was 1,660 and 1,569, respectively. The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the year ended March 31, 2013 and 2012 was 78 and 67, respectively. The weighted average share price on the date of exercise of options during the year ended March 31, 2013 and 2012 was 1,652 and 1,566, respectively. As of March 31, 2013, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of 174 and options exercisable under the DRL 2007 Plan had an aggregate intrinsic value of 8.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Valuation of stock options:

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

The weighted average inputs used in computing the fair value of options granted were as follows:

	For the Year Ended,
	March 31, 2013	March 31, 2012
Expected volatility	23.61%	28.92%
Exercise price	5.00	5.00
Option life	2.50 years	2.42 years
Risk-free interest rate	8.21%	8.34%
Expected dividends	0.81%	0.70%
Grant date share price	1,697.65	1,598.57

Share-based payment expense

For the years ended March 31, 2013, 2012 and 2011, 390, 326 and 265, respectively, has been recorded as employee share-based payment expense under all employee stock incentive plans of the Company. As of March 31, 2013, there was approximately 367 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted- average period of 2.75 years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Provisions

Provisions consist of the following:

	As at March 31,
	2013	2012
Sales returns	1,904	1,339
Environmental liability	47	47
Legal and others	384	587

	2,335	1,973

The details of changes in provisions during the year ended March 31, 2013 are as follows:

Particulars	Allowance for sales return (1)	Environmental Liability (2)	Legal and others	Total
Balance as at April 1, 2012	1,339	47	587	1,973
Provision made during the year	2,068	—	153	2,221
Provision used or reversed during the year	(1,503)	—	(356)	(1,859)

Balance as at March 31, 2013	1,904	47	384	2,335

Current	1,904	—	384	2,288
Non-current	—	47	—	47

	1,904	47	384	2,335

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See Note 3.l. for the Company’s accounting policy on sales returns.
(2)

As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired amounting to 39 (carrying value 47). Because the seller is required to indemnify the Company for this liability, a corresponding asset has also been recorded in the statements of financial position. During the year ended March 31, 2011, the Company was required to provide security for such environmental liabilities and, accordingly, the Company has deposited 83 (carrying value 95) as additional security and recorded the same as restricted cash.

The details of changes in provisions during the year ended March 31, 2012 are as follows:

Particulars	Allowance for sales return	Environmental Liability	Legal and others	Total
Balance as at April 1, 2011	980	41	334	1,355
Provision made during the year	1,335	6	253	1,594
Provision used or reversed during the year	(976)	—	—	(976)

Balance as at March 31, 2012	1,339	47	587	1,973

Current	1,339	—	587	1,926
Non-current	—	47	—	47

	1,339	47	587	1,973

22. Trade payables

Trade payables consist of the following:

	As at March 31,
	2013	2012
Due to related parties	4	—
Others	11,858	9,502

	11,862	9,502

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Other liabilities

Other liabilities consist of the following:

	As at March 31,
	2013	2012
Current
Advance from customers	352	242
Statutory dues payable	315	339
Accrued expenses	11,102	10,568
Deferred revenue	201	207
Others	2,299	2,289

	14,269	13,645

Non-current
Statutory dues payable	21	40
Deferred revenue	212	267
Others	730	752

	963	1,059

24. Revenue

Revenue consists of the following:

	Year Ended March 31,
	2013	2012	2011
Sales	113,917	93,980	72,828
Services	2,070	2,336	1,741
License fees	279	421	124

	116,266	96,737	74,693

Revenue includes excise duties of 718, 405 and 356 for the years ended March 31, 2013, 2012 and 2011, respectively.

25. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Year Ended March 31,
	2013	2012	2011
Loss/(Profit) on sale of property, plant and equipment and intangibles, net	(143)	9	(271)
Sale of spent chemical	(588)	(382)	(255)
Negative goodwill on acquisition of business	—	—	(73)
Miscellaneous income(1)	(1,580)	(402)	(596)
Provision/(reversal of provision) for expected claim from innovator(2)	(168)	10	80

	(2,479)	(765)	(1,115)

(1)

Miscellaneous income includes 1,112 towards settlement of the Company’s ongoing litigation with Nordion Inc. (formerly known as MDS Inc.). During March 2013, the Company entered into an agreement with Nordion Inc. to settle its ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, the Company received a total amount of 1,220 (U.S.$ 22.5) from Nordion Inc., out of which 108 (U.S.$ 2) was towards reimbursement of research and development cost and was recorded as reduction in such cost. The balance of 1,112 (U.S.$ 20.5) was compensation for lost profits and was recorded as part of other income.

(2)

This reversal of provision of 168 for expected claim from innovator pertains to the resolution of litigation surrounding the Company’s sales of Olanazapine in Canada. Refer to note 38 of these consolidated financial statements for details.

26. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	Year Ended March 31,
	2013	2012	2011
Interest income	900	377	105
Dividend and profit on sale of investments, net	213	161	68
Foreign exchange gain, net	365	689	—

	1,478	1,227	173

Foreign exchange loss, net	—	—	(57)
Interest expense on borrowings	(1,018)	(1,067)	(232)
Loss on extinguishment of debt	—	—	(73)

	(1,018)	(1,067)	(362)

Finance (expense)/income, net	460	160	(189)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes

a. Income tax (expense)/benefit recognized in the income statement

Income tax (expense)/benefit recognized in the income statement consists of the following:

	Year Ended March 31,
	2013	2012	2011
Current taxes
Domestic	(4,310)	(3,621)	(2,253)
Foreign	(2,141)	(733)	(673)

	(6,451)	(4,354)	(2,926)

Deferred taxes (expense)/benefit
Domestic	(257)	(424)	698
Foreign	1808	574	825

	1,551	150	1,523

Total income tax expense recognized in the income statement	(4,900)	(4,204)	(1,403)

b. Income tax (expense)/benefit recognized directly in equity

Income tax (expense)/benefit recognized directly in equity consist of the following:

	Year Ended March 31,
	2013	2012	2011
Tax effect on changes in fair value of other investments	(12)	(3)	—
Tax effect on foreign currency translation differences	(7)	106	(59)
Tax effect on effective portion of change in fair value of cash flow hedges	(722)	757	—

	(741)	860	(59)

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2013, 2012 and 2011:

	Year Ended March 31,
	2013	2012	2011
Profit before income taxes	21,676	18,466	12,443
Enacted tax rate in India	32.45%	32.45%	33.22%
Computed expected tax benefit/(expense)	(7,034)	(5,992)	(4,134)
Effect of:
Differences between Indian and foreign tax rates	1,207	1,089	791
Impairment of product intangibles and goodwill	(214)	—	—
Unrecognized deferred tax assets	(332)	(563)	(230)
Expenses not deductible for tax purposes	(203)	(459)	(207)
Share-based payment expense -deduction disputed by tax authorities	(105)	(88)	(72)
Interest expense not deductible for tax purposes	(25)	(34)	(18)
Income exempt from income taxes	412	168	714
Foreign exchange differences	(131)	236	105
Incremental deduction allowed for research and development costs	1,311	1,332	1,422
Qualified domestic production activities deduction in the United States	51
Effect of change in tax rate	(60)	(13)	103
Others	223	120	123

Income tax benefit/(expense)	(4,900)	(4,204)	(1,403)

Effective tax rate	23%	23%	11%

The Company’s consolidated weighted average tax rates for the year ended March 31, 2013 and 2012 were 23% and 23%, respectively. The rate of weighted deduction on the Company’s eligible research and development expenditure was equal to 200% for the years ended March 31, 2013 and 2012, respectively. Income tax expense was 4,900 for the year ended March 31, 2013, as compared to income tax expense of 4,204 for the year ended March 31, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for.

d. Unrecognized deferred tax assets and liabilities

Changes in unrecognized deferred tax assets and liabilities during the years ended March 31, 2013 and 2012 are summarized below:

	As at April 1, 2011	Additions	Recognition/ Expired	As at March 31, 2012	Additions	Recognition/ Expired	As at March 31, 2013
Deductible temporary differences, net	134	268	—	402	179	—	581
Operating tax loss carry forward	1,175	295	(304)	1,166	1,145	(154)	2,157

	1,309	563	(304)	1,568	1,324	(154)	2,738

During the year ended March 31, 2013, the Company did not recognize deferred tax assets on tax losses of 1,324 pertaining primarily to OctoPlus N.V, Dr. Reddy’s Laboratories New York, Inc. and Dr. Reddy’s Srl. The aforesaid amount of 1,324 includes 890 towards unrecognized deferred tax asset on carry forward losses of OctoPlus N.V on the date of acquisition. Based on future projections, the Company believes that it is not probable that future taxable profits will be available against which the Company can utilize these benefits. The above tax losses expire at various dates ranging from 2013 through 2033.

During the year ended March 31, 2013, tax losses amounting to 52 in certain tax jurisdictions expired and a deferred tax asset was recognized for an amount of 102 pertaining to carry forward losses of Dr. Reddy’s Australia Pty Ltd.

Deferred tax liabilities amounting to 4,455 and 6,208 have not been recognized on temporary differences as at March 31, 2013 and 2012, respectively, related to investments in subsidiaries because it is probable that the temporary differences will not reverse in the foreseeable future.

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Deferred tax assets /(liabilities):	Year Ended March 31,
	2013	2012
Inventory	2,250	1,130
Trade receivables	711	350
Operating tax loss carry-forward	1,393	1,152
Other current liabilities	207	890
Property, plant and equipment	(1,004)	(694)
Other intangible assets	(1,962)	(2,065)
Others	74	70

Net deferred tax asset/(liability)	1,669	833

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

Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2013 through 2033.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2013 and 2012.

	As at March 31, 2011	Movement	Recognized in equity	Acquired in business combination	As at March 31, 2012
Deferred tax assets/(liabilities)
Inventory	819	311	—	—	1,130
Minimum Alternate Tax	862	(862)	—	—	—
Trade receivables	174	176	—	—	350
Operating tax loss carry-forward	1,233	(81)	—	—	1,152
Other current liabilities	137	(4)	757	—	890
Property, plant and equipment	(700)	6	—	—	(694)
Intangible assets	(2,463)	398	—	—	(2,065)
Others	(149)	195	24	—	70

Net deferred tax assets/(liabilities)	(87)	139	781	—	833

[Continued from above table, first column(s) repeated]

	As at March 31, 2012	Movement	Recognized in equity	Acquired in business combination	As at March 31, 2013
Deferred tax assets/(liabilities)
Inventory	1,130	1,120	—	—	2,250
Minimum Alternate Tax	—	—	—	—
Trade receivables	350	361	—	—	711
Operating tax loss carry-forward	1,152	59	—	182	1,393
Other current liabilities	890	39	(722)	—	207
Property, plant and equipment	(694)	(310)	—	—	(1,004)
Intangible assets	(2,065)	285	—	(182)	(1,962)
Others	70	16	(12)	—	74

Net deferred tax assets/(liabilities)	833	1,570	(734)	—	1,669

(1)	Movement during the year ended March 31, 2013 and 2012 includes the amounts of 19 and (11), respectively, which represent exchange differences arising due to foreign currency translations.

28. Operating leases

The Company leases offices, residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Some of these leases include rent escalation clauses. Rental expense under these leases was 603, 523 and 419 for the years ended March 31, 2013, 2012 and 2011, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2013	2012	2011
Less than one year	209	236	216
Between one and five years	244	403	415
More than five years	121	—	—

	574	639	631

Deferred rental obligations under these leases were 0, 0 and 7 as at March 31, 2013, 2012 and 2011, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Foundation (formerly Dr. Reddy’s Foundation for Human and Social development) towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences (formerly Institute of Life Sciences) towards contributions for research and development;

•	Ecologics Technologies Limited for providing analytical services;

•	Ecologic Chemicals Limited (a subsidiary of Ecologic Technologies Limited) for purchase of active pharmaceutical ingredients;

•	Stamlo Hotels Private Limited for hotel services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

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

The following is a summary of significant related party transactions:

	Year Ended March 31,
	2013	2012	2011
Purchases from significant interest entities	1,356	1,020	486
Sales to significant interest entities	728	640	391
Services to significant interest entities	0	1	—
Contribution to significant interest entities towards social development and research and development	173	127	125
Hotel expenses paid to significant interest entities	24	19	20
Lease rental paid to key management personnel and their relatives	31	31	29

The following table describes the components of compensation paid to key management personnel:

	Year Ended March 31,
	2013	2012	2011
Salaries and other benefits	267	197	161
Contributions to defined contribution plans	14	12	10
Commission to directors	255	299	267
Share-based payments	49	57	56

Total	585	565	494

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Related parties (continued)

The Company has the following amounts due from related parties:

	As at March 31,
	2013	2012
Significant interest entities(1)	171	119
Key management personnel (towards rent deposits)	5	5

(1)	Primarily consists of trade receivables for sales of the Company’s products to significant interest entities in the ordinary course of business.

The Company has the following amounts due to related parties:

	As at March 31,
	2013	2012
Significant interest entities	23	—

30. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2013 were as follows:

	Note	Loans and receivables	Available for sale	Trade and other payables	Derivative financial instruments	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	15	5,136	—	—	—	5,136	5,136
Other investments	11	15,137	2,035	—	—	17,172	17,172
Trade receivables	13	31,972	—	—	—	31,972	31,972
Derivative financial asset		—	—	—	546	546	546
Other assets	14	2,289	—	—	—	2,289	2,289

Total		54,534	2,035	—	546	57,115	57,115

Liabilities:
Trade payables	22	—	—	11,862	—	11,862	11,862
Derivative financial liability		—	—	—	95	95	95
Long-term loans and borrowings	18	—	—	17,764	—	17,764	17,717
Bank overdraft, short-term loans and borrowings	15 & 18	—	—	18,996	—	18,996	18,996
Other liabilities and provisions	21 & 23	—	—	15,591	—	15,591	15,591

Total		—	—	64,213	95	64,308	64,261

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Financial instruments (continued)

The carrying value and fair value of financial instruments by each category as at March 31, 2012 were as follows:

	Note	Loans and receivables	Available for sale	Trade and other payables	Derivative financial instruments	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	15	7,379	—	—	—	7,379	7,379
Other investments	11	8,668	2,105	—	—	10,773	10,773
Trade receivables	13	25,339	—	—	—	25,339	25,339
Derivative financial asset		—	—	—	7	7	7
Other assets	14	2,285	—	—	—	2,285	2,285

Total		43,671	2,105	—	7	45,783	45,783

Liabilities:
Trade payables	22	—	—	9,502	—	9,502	9,502
Derivative financial liability		—	—	—	1,830	1,830	1,830
Long-term loans and borrowings	18	—	—	16,366	—	16,366	16,132
Bank overdraft, short-term loans and borrowings	15 & 18	—	—	15,844	—	15,844	15,844
Other liabilities and provisions	21 & 23	—	—	14,622	—	14,622	14,622

Total		—	—	56,334	1,830	58,164	57,930

Fair value hierarchy

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3—Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

Particulars	Level 1	Level 2	Level 3	Total
Available for sale—Financial asset—Investments in units of mutual finds	2,010	—	—	2,010
Available for sale—Financial asset—Investment in equity securities	25	—	—	25
Derivative financial instruments—gain/(loss) on outstanding foreign exchange forward and option contracts	—	451	—	451

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:

Particulars	Level 1	Level 2	Level 3	Total
Available for sale—Financial asset—Investments in units of mutual finds	2,080	—	—	2,080
Available for sale—Financial asset—Investment in equity securities	25	—	—	25
Derivative financial instruments—gain/(loss) on outstanding foreign exchange forward and option contracts	—	(1,823)	—	(1,823)

Derivative financial instruments

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros. The Company uses forward contracts, option contracts and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates.

The counterparty for these contracts is generally a bank or a financial institution. The Company had a net asset of 451 as of March 31, 2013 as compared to a net liability of 1,823 as of March 31, 2012 towards these derivative financial instruments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Financial instruments (continued)

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign exchange risk associated with its highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is immediately recorded in the income statement as a finance cost.

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

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company recorded, as a component of equity, a net profit of 1,697, a net loss of 2,496 and a net profit of 37 as a component of equity for the years ended March 31, 2013, 2012 and 2011, respectively. The Company also recorded a net loss of 2,576, a net loss of 1,220 and a net gain of 497 as part of revenue during the years ended March 31, 2013, 2012 and 2011, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of 253 as at March 31, 2013, as compared to a loss of 1,950 as at March 31, 2012.

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

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of finance costs, a net gain of 506, 404, and 359, for the years ended March 31, 2013, 2012, and 2011, respectively.

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts:

	As of March 31,
	2013	2012
Forward contracts
In U.S. dollars (sell)	7,638	24,931
In U.S. dollars (buy)	1,954	—
In Euro (sell)	2,120	679
Option contracts
In U.S. dollars (sell)	32,300	19,027
Currency swap contracts
In U.S. dollars (sell)	3,512	—
In Euro (sell)	1,147	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Financial instruments (continued)

The foreign exchange derivative contracts mature between one to eighteen months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the statements of financial position date:

	As of March 31,
	2013	2012
Sell:
Not later than one month	22,227	11,413
Later than one month and not later than three months	5,637	10,518
Later than three months and not later than six months	6,827	6,782
Later than six month and not later than one year	10,397	12,871
Later than one year	1,629	3,053

Total	46,717	44,637

Buy:
Not later than one month	1,411	—
Later than one month and not later than three months	543	—
Later than three months and not later than six months	—	—
Later than six month and not later than one year	—	—

Total	1,954	—

31. Financial risk management

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

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2013. Of the total trade receivables, 23,226 as at March 31, 2013 and 19,996 as at March 31, 2012 consisted of customer balances that were neither past due nor impaired.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

Financial assets that are past due but not impaired

The Company’s credit period for customers generally ranges from 20 – 180 days. The aging of trade receivables that are past due but not impaired is given below:

	As of March 31,
Period (in days)	2013	2012
1 – 90	7,560	4,820
90 – 180	682	317
More than 180	504	206

Total	8,746	5,343

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

As of March 31, 2013 and 2012, the Company had unutilized credit limits from banks of 20,364 and 14,290, respectively.

As of March 31, 2013, the Company had working capital of 32,068, including cash and cash equivalents of 5,136, investments in term deposits (i.e., bank certificates of deposit) of 15,137 and investments in available-for-sale financial assets of 2,035. As of March 31, 2012, the Company had working capital of 26,492, including cash and cash equivalents of 7,379, investments in term deposits (i.e., bank certificates of deposit) of 8,668 and investments in available-for-sale financial assets of 2,105.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than (i) long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 18 to these consolidated financial statements and (ii) derivative financial liabilities, which have been disclosed in Note 30 to these consolidated financial statements) as at March 31, 2013:

Particulars	2014	2015	2016	2017	Thereafter	Total
Trade payables	11,862	—	—	—	—	11,862
Bank overdraft, short-term loans and borrowings	18,996	—	—	—	—	18,996
Other liabilities and provisions	14,923	27	26	26	589	15,591

The table below provides details regarding the contractual maturities of significant financial liabilities (other than (i) long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 18 to these consolidated financial statements and (ii) derivative financial liabilities, which have been disclosed in Note 30 to these consolidated financial statements) as at March 31, 2012:

Particulars	2013	2014	2015	2016	Thereafter	Total
Trade payables	9,502	—	—	—	—	9,502
Bank overdraft, short-term loans and borrowings	15,844	—	—	—	—	15,844
Other liabilities and provisions	13,870	30	26	25	671	14,622

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

Foreign exchange risk

The Company’s foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, U.K. pound sterling and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles and Euros). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 30 above.

In respect of the Company’s forward contracts, option contracts and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•

an approximately 2,381/(1,854) increase/(decrease) in the Company’s hedging reserve and an approximately 1,481/(1,538) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2013;

•	an approximately 2,611 increase/decrease in the Company’s hedging reserve and an approximately 1,310 increase/decrease in the Company’s net profit from such contracts, as at March 31, 2012; and

•	an approximately 1,592 increase/decrease in the Company’s hedging reserve and an approximately 1,057 increase/decrease in the Company’s net profit from such contracts, as at March 31, 2011.

In respect of the Company’s foreign currency borrowings designated in a cash flow hedge relationship, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such borrowings would have resulted in an approximately 1,215, 1,163 and 840 increase/decrease in the Company’s hedging reserve as at March 31, 2013, 2012 and 2011, respectively.

The following table analyzes foreign currency risk from financial instruments as at March 31, 2013:

	U.S. dollars	Euro	Russian roubles	Others (1)	Total
Assets:
Cash and cash equivalents	1,262	143	372	740	2,517
Other investments	5,700	—	—	—	5,700
Trade receivables	15,896	1,602	6,349	2,497	26,344
Other assets	677	106	141	205	1,129

Total	23,535	1,851	6,862	3,442	35,690

Liabilities:
Trade payables	1,963	147	214	342	2,666
Long-term loans and borrowings	11,948	—	45	—	11,993
Short-term loans and borrowings	7,274	2,676	5,836	—	15,786
Other liabilities and provisions	3,779	137	1,516	1,116	6,548

Total	24,964	2,960	7,611	1,458	36,993

(1)	Others include currencies such as U.K. pound sterling, Swiss franc, Venezuela bolivar, etc.

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

For the years ended March 31, 2013, 2012 and 2011, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by approximately 130, 587 and 234, respectively.

Interest rate risk

As of March 31, 2013 and March 31, 2012, the Company had foreign currency loans of 23,174 carrying a floating interest rate of LIBOR plus 50-145 bps and 23,334 carrying a floating interest rate of LIBOR plus 100-150 bps, respectively. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 18 of these consolidated financial statements.

For the years ended March 31, 2013, 2012 and 2011, every 10% increase or decrease in the floating interest rate component (i.e. LIBOR) applicable to its loans and borrowings would affect the Company’s net profit by approximately 4, 11 and 16, respectively.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2013, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

32. Acquisition of non-controlling interest

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

During the year ended March 31, 2011, DRLA did not achieve the sales milestone upon which the consideration of 14 was contingent. Furthermore, DRLA did not achieve the milestone pertaining to the listing of products under the Pharmaceutical Benefit Scheme by end of March 31, 2012 upon which a balance consideration of 11 was contingent. In accordance with requirements of IFRS 3 (2008), the Company has recorded these changes in contingent consideration as a part of other (income)/expense in its consolidated income statements for the year ended March 31, 2011 and, 2012, respectively.

OctoPlus N.V

On February 15, 2013, the Company acquired a controlling stake of 93.1% in OctoPlus N.V., a Netherlands based specialty pharmaceutical company. Refer to note 6 of these consolidated financial statements for details of the purchase consideration paid and allocation of purchase price to various net assets acquired and liabilities assumed.

During the period from February 16, 2013 to March 31, 2013, the Company acquired further equity shares totaling to 5.8% of the total share capital of OctoPlus N.V. at Euro 0.52 per share through a combination of open market purchases as well as acceptance of shares tendered during the post-acquisition offer period. Acquisition of these non-controlling interests has been recorded as a treasury transaction as part of the Consolidated Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The total shareholding of the Company in OctoPlus N.V. as of March 31, 2013 was 98.9%.

33. Bonus Debentures

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

33. Bonus Debentures (continued)

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•	Issuance of these bonus debentures was treated as a “deemed dividend” under section 2(22)(b) of the Indian Income Tax Act, 1961 and accordingly, the Company paid dividend distribution tax.

•

Under the Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company has created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

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

Further, the dividend distribution tax paid by the Company on behalf of the shareholders in the amount of 843 has been recorded as part of a reduction from retained earnings in the consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred 846 and 846 out of the profits earned during the year ended March 31, 2013 and March 31, 2012, respectively, into the Debenture redemption reserve and recorded the transfer through the statement of changes in equity.

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

34. Agreement with Teva

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

On April 12, 2011, the Company entered into a commercialization, manufacture and supply agreement (the “Supply Agreement”) with Teva for the sale of olanzapine 20 mg tablets in the United States. Pursuant to the Supply Agreement, the Company supplies the required quantities of olanzapine 20 mg to Teva, and Teva markets these products in the United States. Accordingly, on October 24, 2011, sales of the olanzapine 20 mg tablets along with other strengths were launched by Teva in the United States in accordance with the Supply Agreement.

In consideration for such supply of olanzapine, Teva paid to the Company, in addition to a base purchase price, a profit share computed based on the ultimate net sale proceeds realized by Teva, subject to any reductions or adjustments that are required by the terms of the Supply Agreement. Accordingly, a profit share amount of 4,500 (U.S.$100.7) was recognized as revenue in the income statement for the year ended March 31, 2012. The aforesaid profit share amount is net of the losses recorded on account of cash flow hedges that the Company used to mitigate its foreign exchange exposure on profit share revenues accrued for sales of this product in the United States.

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

As a consequence of the DWPE alert, the Company’s Mexico facility was unable to export some API and steroids, with the exemption of naproxen and naproxen sodium, to U.S. customers until such time as the concerns raised by the U.S. FDA in their warning letter were addressed to their satisfaction and the DWPE alert was lifted. The Company subsequently worked collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. The Company’s Mexico facility was re-inspected by the U.S. FDA in March 2012 and issued two inspectional observations in Form FDA 483. The Company sent the U.S. FDA a timely response to the two remaining observations.

On July 26, 2012, the Company received a letter from the U.S. FDA indicating that they were satisfied with the corrective actions taken by the Company’s Mexico facility and that the DWPE alert has been lifted. Accordingly, the Company started importing products that were subject to the DWPE alert to the U.S from this facility.

36. Joint Venture arrangement with FujiFilm Corporation

During the year ended March 31, 2012, the Company signed a Memorandum of Understanding with Fujifilm Corporation (“Fujifilm”) to enter into an exclusive partnership in the generics drug business for the Japanese market and to establish a joint venture in Japan. Fujifilm Corporation was expected to own 51% of the joint venture and the 49% balance was expected to be owned by the Company. This joint venture was expected to develop, manufacture and promote competitive and high quality generic drugs utilizing both Fujifilm Corporation’s advanced quality control technologies and the Company’s expertise in cost competitive production technologies.

Subsequently, the two companies conducted detailed studies on the establishment of a joint venture for developing and manufacturing generic drugs in Japan. However, as Fujifilm realigned its long-term growth strategy for its pharmaceutical business, both companies mutually agreed to terminate the Memorandum of Understanding.

37. Devaluation of Venezuelan currency

The Company’s Venezuela operations are primarily restricted to the import by Dr. Reddy’s Venezuela, S.A. of pharmaceutical products from the parent company for the purpose of supply in the local market of Venezuela.

On February 8, 2013, the Foreign Exchange Administration Commission of Venezuela (commonly referred to as the “CADIVI”) enacted a decree (exchange agreement No. 14) through Official Gazette No. 40,108 to devalue the Venezuelan Bolívar (“VEF”) exchange rate from 4.3 VEF per U.S. dollar to 6.3 VEF per U.S. dollar. However, there are exemptions which permit the use of the pre-devaluation rate of 4.3 VEF per U.S. dollar for transactions meeting certain conditions, including the following:

•

The sale of foreign currency by the Central Bank of Venezuela (“BCV”) for an autorización de liquidación de divisas (“ALD”) (a) which has been delivered by CADIVI to the BCV and received by the latter by February 8, 2013, (b) which is valid and in force and effect by that date, and (c) in respect of which the actual payment has not been requested by the relevant authorized exchange operator to the BCV by that date.

•

The sale of foreign currency by the BCV for an autorización de adquisición de divisas (“AAD”) which was approved by CADIVI after October 15, 2012 and before February 8, 2013, and provided that an ALD is subsequently granted by the CADIVI.

The Company is exposed to foreign exchange loss on account of devaluation of its receivables and other net monetary assets denominated in VEF. However, the Company has various ALDs and AADs pending which are expected to result in the application of pre-devaluation exchange rates, and to largely offset the aforesaid foreign exchange loss.

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

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin, India litigation

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

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. Based on its best estimate, the Company has recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Fexofenadine United States litigation

In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. Aventis and Albany Molecular Research (“AMR”) subsequently brought patent infringement actions against the Company in the United States District Court for the District of New Jersey.

In January 2013, the Company entered into a settlement agreement with Aventis and AMR. Under the terms of this agreement, which are otherwise confidential, the Company will continue to sell its fexofenadine products. In accordance with applicable U.S. law, the settlement agreement has been submitted to the U.S. Federal Trade Commission and Department of Justice for review.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

Product and patent related matters (continued)

Olanzapine, Canada litigation

The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets) to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for infringement of Canadian Patent No. 2041113. Eli Lilly also sued Pharmascience for infringement of Canadian Patent No. 2041113, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.

During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on July 21, 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa patent invalid. This decision was upheld by the Canadian Federal Court of Appeal on September 10, 2012. On November 8, 2012, Eli Lilly filed an application for leave to appeal with the Supreme Court of Canada. On May 16, 2013, after an oral hearing to determine Eli Lilly’s leave application, the Supreme Court of Canada denied leave to appeal the Federal Court of Appeal decision. The Company believes that this denial by the Supreme Court of Canada resolves the aforesaid contingency associated with the sale of Olanzapine in Canada.

Ibandronate Sodium United States litigation

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, which is a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is defending several patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions first commenced in September 2007 and over time expanded to claim infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

With the 30-month stay having elapsed and the compound patent, U.S. patent number 4,927,814, having expired on March 17, 2012, Roche filed a motion to obtain a preliminary injunction on February 11, 2012. The Company chose not to oppose the motion and the parties agreed to a Stipulation and Preliminary Injunction Order on February 21, 2012. On May 7, 2012, the Court granted the Company’s motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the preliminary injunction order was vacated and the Company launched its ibandronate sodium 150 mg tablets product. On October 1, 2012, the Court granted summary judgment in the Company’s favor finding U.S. patent number 7,410,957 invalid.

On November 15, 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on November 16, 2012 which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. If Roche is ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to its sale of ibandronate sodium 150 mg tablets.

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. Discovery is ongoing, and a trial is currently scheduled for February 2014.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

Product and patent related matters (continued)

Reclast and Zometa United States litigations

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA for Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA for Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zolendronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 0.0013 per acre for dry land and 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The matter is pending in the courts and the Company believes that the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matters are taken up by the NGT. The Company has not yet received any notice from the NGT.

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totaling to 12.5.

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

The Company has challenged the jurisdiction of the APP Control Board in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities, respectively.

A fact finding committee (“APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by the Company. Pursuant to such orders, the APP Committee visited the Company premises in April 2012 and filed its report with the APP Appellate Board on June 23, 2012.

In the first week of July 2012, the APP Control Board has issued further show cause notices and requests for further information to some of the manufacturing companies located around Hyderabad and Visakhapatnam. The Company was also requested to provide additional data and information, and it complied with the same.

After considering the report filed by the APP Committee, the APP Appellate Board passed its order on October 20, 2012 in favor of the Company and observed that pollution load has to be determined on the basis of the level of effluents after treatment, and not at the time of generation. The APP Appellate Board set a three month time frame for the state government to make a decision on the proposal made by the pharmaceutical manufacturing industry to reconsider the state executive orders with respect to a ban on manufacture of pharmaceutical products beyond the approved quantities. The state government has not yet issued its decision.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

Environmental matters (continued)

The APP Control Board issued further notices to the Company on December 6, 2012 and February 28, 2013 seeking certain clarifications regarding the list of products, pollution (water and air) and compliance with “Consent for Operation and Consent for Establishment” pertaining to the Company’s four active pharmaceutical ingredients manufacturing units. After submission of necessary clarifications by the Company, the APP Control Board required the Company to forfeit and release to the APP Control Board the bank guarantee obtained by the Company amounting to 1 for two of the Company’s units, while releasing to the Company the bank guarantee of 0.25 for the third unit. It has further directed the Company to submit an additional bank guarantee of 8 for the aforesaid two units. The Company challenged the orders of APP Control Board before the APP Appellate Board as well as the High Court of Andhra Pradesh (the “High Court”). The High Court has granted a stay on the aforesaid APP Control Board order which directed the Company to furnish an additional bank guarantee of 8.

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

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to the Company by objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities during the period from March 2008 to September 2009, and demanded payment of 102 plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of 102 plus a 100% penalty and interest thereon. The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

During the year ended March 31, 2012, the Central Excise Commissioner issued an additional show cause notice to the Company demanding payment of 125 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from October 2009 to March 2011. The Company responded to such show cause notice. In October 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of 125 plus penalties of 100 and interest thereon. The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

In October 2012, the Central Excise Commissioner issued a third show cause notice to the Company demanding payment of 51 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from April 2011 to March 2012. The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the “High Court”) challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods. Tabulated below is the present position of writ petitions filed by the Company challenging FSA charges levied for the applicable fiscal period.

Fiscal period	Present position
Year ended March 31, 2009

On June 5, 2010, the APERC determined and approved the levy of FSA charges for the period from April 1, 2008 to March 31, 2009. On July 29, 2011, the Division Bench of the High Court set aside the APERC order. Subsequently, the power distribution companies appealed to the Supreme Court of India by filing a special leave petition, which is currently pending.

Year ended March 31, 2010

On January 17, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2009 to March 31, 2010. On September 26, 2012, the Division Bench of the High Court set aside the APERC order and it is now pending for consideration before the Full Bench of the High Court.

Years ended March 31, 2011 and 2012

On September 20, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2010 to March 31, 2012. The writ petitions filed by the Company were admitted by the High Court and the hearing is deferred until the disposal of previous petitions pending before the Full Bench of the High Court. Further, the High Court in its order dated December 4, 2012 noted that the power distribution companies had filed their claims for the period from July 1, 2010 to March 31, 2012 within the prescribed period, which they had not done for earlier periods, including the period from April 1, 2010 to June 30, 2010. Accordingly, the High Court granted a stay on collection of FSA charges for the period from April 1, 2010 to June 30, 2010 but refused to grant a stay for the period from July 1, 2010 to March 31, 2012.

Year ended March 31, 2013

On November 2, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2012 to June 30, 2012. The Company has filed a writ petition on February 4, 2013 before the High Court challenging the APERC order for this period.

On March 12, 2013, April 23, 2013 and June 29, 2013, the APERC determined and approved the levy of FSA charges for the periods from July 1, 2012 to September 30, 2012, October 1, 2012 to December 31, 2012 and January 1, 2013 to March 31, 2013, respectively. The Company is in the process of filing separate writ petitions before the High Court challenging these orders.

Based on the orders from the High Court dated December 4, 2012, the Company has re-evaluated the possible outcome of the various writ petitions filed by it. Accordingly, after taking into account all of the available information and legal provisions, the Company has recorded an amount of 237 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is approximately 482. As of March 31, 2013, the Company has made “payments under protest” of 86 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Other

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

39. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2013, 2012 and 2011:

	For the Year Ended March 31, 2013
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and Development expenses	Total
Employee benefits	7,096	11,960	1,357	20,413
Depreciation and amortization	2,983	2,197	369	5,549

	For the Year Ended March 31, 2012
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and Development expenses	Total
Employee benefits	6,044	9,611	1,272	16,927
Depreciation and amortization	2,728	2,106	379	5,213

	For the Year Ended March 31, 2011
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits	5,037	7,964	1,108	14,109
Depreciation and amortization	2,172	1,635	341	4,148

40. Subsequent events

National Pharmaceuticals Pricing Policy, 2012

India recently enacted the National Pharmaceuticals Pricing Policy, 2012. As a result, hundreds of drugs on India’s National List of Essential Medicines were identified and subjected to price controls in India. On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. As per this order, the prices of each of the drugs are determined based on the average of all drugs having an Indian market share of more than 1% by value. The individual drug price notifications are being released in a phased manner by the National Pharmaceutical Pricing Authority. Based on these notifications and, for the products where these notifications are not yet released, based on the information on prices of manufactures available as per IMS Health, the Company believes that it could be adversely impacted by approximately 3% to 5% of its annual revenues from all of its sales of products in India.

Item 19.	EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes

1.1.	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(5)

1.2.	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)

1.3.	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)

1.4.	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(6)

1.5.	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

2.1.	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)

2.2.	Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

2.3.	Scheme of Arrangement between the Registrant and its members for issue of bonus debentures, including Notice of Meeting of Members to approve same dated April 29, 2010 and Explanatory Statement dated April 29, 2010.	(8)

2.4.	Debenture Trust Deed dated March 16, 2011 between the Registrant and IDBI Trusteeship Services Limited (regarding trustee services for our bonus debentures).	(8)

2.5.	Liquidity Facility Services Agreement dated April 2, 2011 between the Registrant and DSP Merrill Lynch Capital Limited (regarding liquidity facility for our bonus debentures).	(8)

4.1.	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)

4.2.	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)

4.3.	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006	(4)

4.4.	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(7)

8.	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(6)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(7)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(8)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

By:	/s/ G.V. Prasad
G.V. Prasad
Chairman and Chief Executive Officer

By:	/s/ Saumen Chakraborty
Saumen Chakraborty
President and Chief Financial Officer

Hyderabad, India

July 9, 2013