Form 20-F
period 2014-03-31
DR REDDYS LABORATORIES LTD
filed 2014-06-26
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission File Number: 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable	TELANGANA, INDIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive offices)

Saumen Chakraborty, Chief Financial Officer, +91-40-49002004, saumenc@drreddys.com

8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India

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

170,108,868 Equity Shares

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

Yes  ☐    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.60.00, as published by Federal Reserve Board of Governors on March 31, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated income statement data for the years ended March 31, 2014, 2013, 2012, 2011 and 2010 and the selected consolidated statement of financial position data as of March 31, 2014, 2013, 2012, 2011 and 2010 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

			For the Year Ended March 31,
	2014		2014		2013		2012		2011		2010
			(Rs. in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	2,203	Rs.	132,170	Rs.	116,266	Rs.	96,737	Rs.	74,693	Rs.	70,277
Cost of revenues		939		56,369		55,687		43,432		34,430		33,937
Gross profit		1,263		75,801		60,579		53,305		40,263		36,340
Selling, general and administrative expenses		647		38,783		34,272		29,907		23,689		31,108
Research and development expenses		207		12,402		7,674		5,911		5,060		3,793
Other (income)/expense, net		(24)		(1,416)		(2,479)		(765)		(1,115)		(569)
Results from operating activities		434		26,032		21,112		18,252		12,629		2,008
Finance (expense)/income, net		7		400		460		160		(189)		(3)
Share of profit of equity accounted investees, net of income tax		3		174		104		54		3		48
Profit/(loss) before income tax		443		26,606		21,676		18,466		12,443		2,053
Income tax expense		(85)		(5,094)		(4,900)		(4,204)		(1,403)		(985)
Profit/(loss) for the year		359		21,512		16,776		14,262		11,040		1,068

Attributable to:
Equity holders of the Company		359		21,515		16,777		14,262		11,040		1,068
Non-controlling interests		0		(3)		(1)		—		—		—
Profit/(loss) for the year	U.S.$	359	Rs.	21,512	Rs.	16,776	Rs.	14,262	Rs.	11,040	Rs.	1,068
Earnings/(loss) per share
Basic	U.S$	2.11	Rs.	126.52	Rs.	98.82	Rs.	84.16	Rs.	65.28	Rs.	6.33
Diluted	U.S$	2.10	Rs.	126.04	Rs.	98.44	Rs.	83.81	Rs.	64.95	Rs.	6.30
Weighted average number of equity shares used in computing earnings/(loss) per equity share*
Basic				170,044,518		169,777,458		169,469,888		169,128,649		168,706,977
Diluted				170,695,017		170,432,680		170,177,944		169,965,282		169,615,943
Cash dividend per equity share**	U.S.$	0.25	Rs.	15	Rs.	13.75	Rs.	11.25	Rs.	11.25	Rs.	6.25

*	Each ADR represents one equity share.
**	Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2014		2014		2013 Restated*		2012 Restated*		2011 Restated*		2010
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S.$	141	Rs.	8,451	Rs.	5,136	Rs.	7,379	Rs.	5,729	Rs.	6,584
Other investments		418		25,083		17,172		10,773		33		3,600
Total assets		2,837		170,223		142,369		119,477		95,005		80,330
Total long term debt, excluding current portion		346		20,740		12,625		16,335		5,271		5,385
Total equity	U.S.$	1,513	Rs.	90,801	Rs.	72,805	Rs.	57,287	Rs.	45,803	Rs.	42,915
Number of shares outstanding				170,108,868		169,836,475		169,560,346		169,252,732		168,845,385

*

The figures for total equity are restated for the years ended March 31, 2013, 2012 and 2011 on account of the adoption of revised IAS 19. See Note 2(f)(vi) to our consolidated financial statements for further details.

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2014 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.60.00, as published by Federal Reserve Board of Governors on March 31, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

Year Ended March 31,	Period End	Average	High	Low
2010	44.95	47.36	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.48	57.13	50.64
2014	60.00	60.35	68.80	53.65

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2013	62.46	61.07
November 2013	63.73	61.74
December 2013	62.38	60.87
January 2014	63.09	61.45
February 2014	62.63	61.78
March 2014	62.17	59.89

On June 20, 2014, the noon buying rate in the city of New York was Rs.60.23 per U.S. dollar.

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

Our future results of operations depend, to a significant degree, upon our ability to successfully develop and commercialize additional products in our Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products segments. We must develop, test and manufacture generic products as well as prove that our generic products are bio-equivalent or bio-similar to their branded counterparts, either directly or in partnership with contract research organizations. The development and commercialization process, particularly with respect to proprietary products and biosimilars, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect or meet our standards of safety and efficacy. Necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Our approved products may not achieve expected levels of market acceptance.

Our research and development efforts are increasingly dependent on collaborating with third party partners and contract research organizations which have the capability to handle complex technologies and products. Lack of effective project management at our end, or any failure to manage collaboration arrangements among multiple partners, may pose significant risks to product development, to our ability to obtain requisite regulatory approvals in a timely manner, and to our ability to successfully and profitably produce and market such products. Additionally, if we fail to adequately protect critical proprietary or confidential information or associated intellectual property rights or fail to manage third party partners and contract research organizations that our business depends on, it might have a material adverse impact on our product development execution.

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

Additionally, governmental authorities, including among others the U.S. Food and Drug Administration (“U.S. FDA”) and the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. More recently, a number of Indian generic pharmaceutical companies were issued import alerts and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of API and Formulations plants servicing the United States and other markets of our Global Generics business are based out of India. There appears to be an increasing trend by the U.S. FDA and governmental regulators in other developed countries towards manufacturing site audits which are unannounced and conducted with unprecedented rigor and expectations. While our quality practices and quality management systems are conducted in a manner designed to satisfy these types of audits, we cannot guarantee that our efforts will prevent adverse outcomes such as audit observations, corrective action requests, warning letters or import bans. Furthermore, we deal with numerous third party manufacturers and despite our strict oversight, any lapse in their quality practices and quality management systems could lead to such adverse outcomes in the event of an audit.

If we or our third party suppliers fail to comply fully with such regulations or to take corrective actions which are mandated, then there could be a government-enforced shutdown of our production facilities or an import ban, which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers, or we could be subjected to government fines. For example, the U.S. FDA imposed an import ban on our manufacturing facility at Cuernavaca, Mexico from June 2011 through July 2012. Failure to comply fully with such regulations could also lead to a delay in the approval of our new products

Further, while physicians may prescribe products for uses that are not described in the product’s labeling and that differ from those approved by the U.S. FDA or other similar regulatory authorities (an “off label” use), we are permitted to market our products only for the indications for which they have been approved. The U.S. FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses, and significant liability can be imposed on manufacturers guilty of off-label marketing violations, including fines in the tens or hundreds of millions of dollars, as well as criminal sanctions. In case some of our products are prescribed off label, regulatory authorities such as U.S. FDA could take enforcement actions if they conclude that we or our distributors have engaged in off label marketing.

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

We have operations in certain countries susceptible to political or economic instability that could lead to disruption or other adverse impacts upon such operations.

We expect to derive an increasing portion of our sales from regions such as Latin America, Russia and other countries of the former Soviet Union, Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political or economic instability. For example, recent political unrest in Ukraine has resulted in riots, clashes and violence, often leading to safety and security concerns for our colleagues and expatriates working there.

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

Significant portions of our manufacturing operations are conducted outside the markets in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of closing of the borders of the countries in which we sell our products, or in which our operations are located, due to economic, legislative, political and military conditions, including hostilities and acts of terror, in such countries.

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

Under the current regulatory scheme in the United States, branded drug manufacturers can independently update product labeling through the “changes being effected” (“CBE”) supplement process, but a generic manufacturer is only permitted to use the CBE process to update its label if the branded drug manufacturer changes its label first. This can prevent generic manufacturers from complying with state law warning requirements and, as a result, state product liability suits based on failure-to-warn and design defect claims against generics manufacturers have generally been held as preempted by Federal law.

Following the United States Supreme Court’s June 2013 ruling in Mutual Pharmaceutical Co. v. Bartlett upholding such preemption and immunity of generic manufacturers, the U.S. FDA proposed a new rule in November 2013 that would allow generic manufacturers to independently update product labeling through the CBE supplement process. If the U.S. FDA’s proposed new rule is adopted, it may eliminate this preemption and increase our potential exposure to lawsuits relating to product safety, side effects and warnings on labels. This new potential exposure to lawsuits may also increase the risk that, in the future, we may not be able to obtain the type and amount of coverage we desire at an acceptable price and self-insurance may become the sole commercially reasonable means available for managing the product liability risks of our business.

Additionally, the proposed rule is likely to increase management and operating costs as a result of the need to set up database and software systems to monitor and track changes made, revisit internal processes regarding product label changes by regulatory teams, enable signal detection by pharmacovigilance and make changes in packaging and logistics involving our supply chain teams. Any failure to do this adequately can lead to an increase in our potential exposure to product liability claims and litigation.

The risk of exposure to lawsuits is likely to increase as we develop our own new-patented products, or limited competition/complex products – such as injectables or biosimilars – in addition to making generic versions of drugs that have been in the market for some time. In addition, the existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.

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

We expect these efforts to continue as healthcare payors around the globe – in particular government-controlled health authorities, insurance companies and managed care organizations – step up initiatives to reduce the overall cost of healthcare.

India

India recently enacted the National Pharmaceuticals Pricing Policy, 2012. As a result, hundreds of drugs on India’s National List of Essential Medicines were identified and subjected to price controls in India. On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. As per this order, the prices of each of the drugs are determined based on the average of all drugs having an Indian market share of more than 1% by value. The individual drug price notifications for a majority of the products have been released by the National Pharmaceutical Pricing Authority. Based on these notifications, we were adversely impacted by approximately 3% (the annualized impact is approximately 4%) of our revenues from sales of all of our formulation products in India during the year ended March 31, 2014.

United States

In the United States, numerous proposals that would affect changes in the health care system have been introduced in Congress and in some state legislatures.

Patient Protection and Affordable Care Act

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), were signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and is expected to significantly impact the U.S. pharmaceutical industry. We may see an increase in revenues by virtue of the PPACA’s anticipated extension of health insurance to tens of millions of previously uninsured Americans and the prohibitions on denials of health insurance coverage due to pre-existing diseases and on lifetime value limits on insurance policy coverage. However, the PPACA imposes additional rebates, discounts and fees, mandates certain reporting and contains various other requirements that could adversely affect our business, including the following:

•

The PPACA imposes annual, non-deductible fees for entities that manufacture or import certain prescription drugs and biologics. This fee is calculated based upon each manufacturer’s percentage share of total branded prescription drug and biologics sales to U.S. government programs (such as Medicare, Medicaid, Veterans’ Affairs and Public Health Service discount programs), and authorized generic products are generally treated as branded products. The manufacturer must have at least $5 million in sales of branded prescription drugs or biologics in order to be subject to this fee.

In August 2013, we received a final invoice from the United States Internal Revenue Service (the “IRS”) determining our liability for the manufacturers’ fee for calendar year 2013 to be $12,171, based upon our calendar year 2011 sales of branded and authorized generic prescription drugs and biologics. We expect our sales of brand and authorized generic products during calendar year 2012 to the specified U.S. government programs to be below the threshold limit of $5 million, and thus we may not be subject to the fee for calendar year 2014, based on our calendar year 2012 sales.

•

In addition, the PPACA changed the computations used to determine Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program by redefining the average manufacturer’s price (“AMP”), effective October 1, 2010, and by using 23.1% instead of 15.1% of AMP for most branded drugs and 13% instead of 11% of AMP for generic drugs, effective January 1, 2010. The PPACA also increased the number of healthcare entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

•

The PPACA also increased the number of healthcare organizations eligible to participate in the Public Health Service pharmaceutical pricing program, which provides for government controlled prices that result in substantial discounts for participants.

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

European Union

The European Union recently enacted the European Falsified Medicines Directive (Directive 2011/62/EU) to reform the rules for importing into the European Union active substances for medicinal products for human use. As of January 2, 2013, all imported active substances must have been manufactured in compliance with standards of good manufacturing practices (“GMP”) at least equivalent to the GMP of the European Union. The manufacturing standards in the European Union for active substances are those of the “International Conference for Harmonisation” – ICH Q7. The provisions of the Directive are intended to reduce the risk of counterfeit medicines entering the supply chain.

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

Recently, some U.S. generic pharmaceutical companies who obtained rights to market and distribute a generic alternative of a brand product (i.e., an “authorized generics” arrangement) under the brand manufacturer’s new drug application (“NDA”) have experienced challenges to their ability to distribute authorized generics during a competitors’ 180-day period of abbreviated new drug application (“ANDA”) exclusivity under the Hatch-Waxman Act. These challenges have come in the form of Citizen Petitions filed with the U.S. FDA, lawsuits alleging violation of the antitrust and consumer protection laws, and seeking legislative intervention. For example, in February 2011, legislation was introduced in both the U.S. Senate and the U.S. House of Representatives that would have prohibited the marketing of authorized generics during the 180-day period of ANDA exclusivity under the Hatch-Waxman Act. If distribution of authorized generic versions of brand products is otherwise restricted or found unlawful, our results of operations, financial condition and cash flows could be materially adversely affected.

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

In our Proprietary Products segment, our business model focuses on building a pipeline in the therapeutic areas of pain management, neurology, dermatology and infectious diseases. We must invest increasingly significant resources to develop innovative pharmaceuticals, both through our own efforts and through collaborations, in-licensing and acquisition of products from or with third parties. The development of innovative drugs involves processes and expertise different from those used in the development of generic drugs, which increases the risks of failure that we face. For example, the time from discovery to commercial launch of an innovative product can be 15 years or even longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive approval processes which can vary from country to country. The longer it takes to develop a product, the less time there will be for us to recover our development costs and generate profits.

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

In our proprietary products business, many of our competitors have greater experience than we do in clinical testing, human clinical trials, obtaining regulatory approvals and in marketing and selling of brand, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or noncompetitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we need to emphasize to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise better established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

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

In the recent past and particularly since March 2013, the Indian rupee exchange rates as compared to the U.S. dollar have been highly volatile. In the fiscal year ended March 31, 2014, the Indian rupee has depreciated by more than 10% against the U.S. dollar. Such depreciation of the Indian rupee against the U.S. dollar has had significant positive benefits to our financial results. However, if the Indian rupee appreciates against the U.S. dollar, such appreciation will cause our U.S. dollar revenues as measured in Indian rupees to decrease, and thus adversely affect our financial results.

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

We have grown very rapidly over the past few years. This growth has significantly increased demands on our processes, systems and people. We have been making additional investments in personnel, systems and internal control processes to help manage our growth. Attracting, retaining and motivating key employees in various departments and locations to support our growth is critical to our business, and competition for these people can be intense.

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

Our quarterly revenues, operating results and cash flows have fluctuated significantly in the past and may fluctuate substantially from quarter to quarter in the future. Such fluctuations result from a variety of factors, including but not limited to changes in demand for our products, timing of regulatory approvals and of launches of new products by us and our competitors (particularly where we obtain the 180-day period of market exclusivity in the United States provided under the Hatch-Waxman Act of 1984), timing of our retailers’ promotional programs and successful development and commercialization of limited competition and complex products. Such fluctuations may result in volatility in the price of our equity shares and our ADSs. In such an event, the trading price of our shares and ADSs may be adversely affected.

Impairment charges or write downs in our books could have a significant adverse effect on our results of operations and financial results.

A substantial portion of the value of our assets pertains to various intangible assets and goodwill resulting from business combinations. The proportion of the intangible assets and goodwill to our total assets could increase significantly as we pursue various growth strategies. The value of these intangible assets and goodwill could be substantially impaired upon indications of impairment, with adverse effects on our financial condition and the value of our assets. For example, our financial performance for the years ended March 31, 2009 and 2010 was significantly impacted as a result of the impairments pertaining to our Germany operations.

We have concentrations of sales to certain customers that increases our credit risks. Consolidation among distributors and pharmaceutical companies could increase this risk, and also adversely impact our business prospects.

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2014, our ten largest customers accounted for approximately 78% of our Global Generics segment’s revenues from the United States. We are exposed to a concentration of credit risk in respect of these customers such that if one or more are affected by financial difficulty, it could materially and adversely affect our financial results. If the recent trend of consolidation among distributors continues, this risk may increase.

Furthermore, the recent trend of consolidation among distributors and pharmaceutical companies, both innovator and generic companies, could have an adverse impact on our business prospects as well as our customers’ choices and preferences. There has been increased concern by pharmaceutical companies and their investors and other stakeholders over geographic and customer concentration risks, as well as the implementation of counter-measures and risk mitigation strategies. Some of our key risk mitigation strategies, such as key account management and locking up customer relationships, are likely to be at risk from such consolidations. If our response to these changes is not adequate and timely, our growth prospects and business can be adversely impacted.

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

In our pursuit of operational excellence, several change management initiatives across our organization are currently underway, including but not limited to information technology automation in the areas of manufacturing, research and development, supply chain and shared services. Any failure to effectively manage such change initiatives or implement adequate controls in automation, security or availability of information technology systems can have material adverse effects on our business.

Increased outsourcing or use of cloud services for conducting our business requires highly secure controls to ensure adequate security of information, considering potential for sabotage as well as availability. Data integrity, confidentiality and data privacy requirements are increasingly concerning regulators, and are incorporated into legal contracts. While we have invested heavily in the protection of data and information technology to reduce these risks, there can be no assurance that our efforts or those of our third-party service providers would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a security breach. We currently do not have any insurance that could mitigate the impact from all such risks.

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

Sales of a limited number of products may represent a significant portion of our net revenues, gross profit and net earnings. If the volume or pricing of such products declines in the future, our business, financial position and results of operations could be materially adversely affected.

There are risks associated with executing on our strategy.

There are risks associated with executing the strategies we adopt to achieve our core purpose as discussed in Item 4.B. below. Significant execution risks associated with our strategies include, but are not limited to:

•	developing and executing our complex product development, manufacturing and marketing strategies, given our limited experience, for North America and other developed markets;

•	executing on our strategies for increasing our customer share and for key account management in our Active Pharmaceutical Ingredients (“API”) and Custom Pharmaceutical Services (“CPS”) businesses; and

•	executing our execution excellence and change management initiatives to ensure process safety, product quality and availability.

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

In connection with this Annual Report on Form 20-F for the year ended March 31, 2014, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2014. As we continue to undertake management assessments of our internal control over financial reporting in connection with annual reports on Form 20-F for future years, any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and result in a loss of investor confidence in the reliability of our financial statements, which could cause the price of our equity shares and ADSs to decline.

Companies are being encouraged to implement the new internal control framework (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as early as possible. The new COSO 2013 framework relies heavily on entity level controls and operational risks, in addition to controls over financial reporting. Our current management assurance systems are geared to respond to the earlier COSO framework, and we are currently in the process of assessing the changes required to transition to the COSO 2013 framework and preparing a suitable migration plan.

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

We operate in certain jurisdictions that experience governmental corruption to some degree or are found to be low on the Transparency International Corruption Perceptions Index and, in some circumstances, anti-bribery laws may conflict with some local customs and practices. In addition, in many less-developed markets, we work with third-party distributors and other agents for the marketing and distribution of our products. Although our policies prohibit these third parties from making improper payments or otherwise violating these anti-bribery laws, any lapses in complying with such anti-bribery laws by these third parties may adversely impact us. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, including the U.S. Foreign Corrupt Practices Act.

Compliance with the U.S. Foreign Corrupt Practices Act and other anti-bribery laws has been subject to increasing focus and activity by regulatory authorities in recent years. Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial condition or results of operations.

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

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 25.52% of our issued shares as at March 31, 2014. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a substantial portion of our total revenues for the year ended March 31, 2014 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

We may be subjected to additional compliance and litigation risks as a result of introduction of the new Companies Act, 2013 in India and changes to the SEBI Equity Listing Agreement.

As a company that is incorporated in India, we are governed by the rules and regulations covered under the Indian Companies Act, 1956. Significant amendments to the Companies Act were adopted in 2013 and 2014 and a majority of the provisions of the new Act (called the “Companies Act, 2013”) were implemented beginning in April 2014. Some of the significant changes are in the areas of board and governance processes, boardroom responsibilities, disclosures, compulsory corporate social responsibility, audit matters, initiation of class action suits by shareholders or depositors, fraud reporting and whistle-blower mechanisms.

In addition, the Securities and Exchange Board of India (“SEBI”) recently revised certain requirements of the Equity Listing Agreement pertaining to corporate governance matters that must be followed by listed Indian public companies effective as of October 1, 2014. Some of these changes are intended to align the Equity Listing Agreement with the requirements of the Companies Act, 2013, while others include: new requirements as to parent company shareholder approval for a sale or lease of equity or assets reflecting 20% or more of the value of a subsidiary or a disinvestment in a subsidiary; risk management committee requirements for certain large companies; requirements that plans be in place for orderly succession for appointments to the board and senior management; shareholder approval requirements for certain transactions with related parties; and increased definitions of the rights and roles of shareholders.

Certain provisions of the Companies Act, 2013 and the new Equity Listing Agreement clauses are subject to varying interpretations and their application in practice may evolve over time as additional guidance is provided by regulatory and governing bodies. This may result in delays or continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions.

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

India has experienced communal disturbances, terrorist attacks and riots during recent years. For example, Mumbai, India’s commercial capital, was the target of serial railway bombings in July 2006 as well as the “26/11” attacks on November 26, 2008. Hyderabad, the city in which we are headquartered, was also subjected to terrorist acts in May and August 2007 and more recently in February 2013, although none of our operations were impacted by these terrorist acts.

During the last several years, the state of Telangana, where our headquarters is located, experienced political disruption relating to a movement to bifurcate a part of the then existing undivided state of Andhra Pradesh into a new separate state of “Telangana”. In February 2014, the Indian Parliament approved such bifurcation and announced creation of a new state of “Telangana” with effect from June 2, 2014.

Due to civil disturbances and “Bandhs” (i.e., political protests in the form of worker strikes), several productive days were lost from forced or precautionary closures of our production units and offices during the agitation movement. If there are any such strikes, political protests or civil unrest in the future, our business and results of operations may be adversely affected as a consequence.

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

Due to various macro-economic factors, the rate of inflation has recently been highly volatile in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 2004-05=100 was 5.93% for the year ended March 31, 2014 (as compared to 7.35% for the year ended March 31, 2013). This trend may not continue and the rate of inflation may rise substantially. We may not be able to pass these inflationary costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.

Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.

Labor laws in India are more stringent than in other parts of the world. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. Approximately 6% of our employees belong to a number of different labor unions. If we experience problems with our labor unions, our production capacity and overall profitability could be negatively affected.

OTHER RISKS RELATING TO OUR ADSS

THAT ARE NOT SPECIFIC TO OUR COMPANY OR INDUSTRY

Indian law imposes certain restrictions that limit a holder’s ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares must be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional approval from the Reserve Bank of India for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

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

A company incorporated in India must offer its holders of shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any shares, unless these rights have been waived by at least 75% of our shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for the shares underlying our ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with a registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We might choose not to file a registration statement under these circumstances. If we issue any of these securities in the future, such securities may be issued to the depositary, which may sell them in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurances as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that U.S. investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter and our former Chairman, the late Dr. K. Anji Reddy, as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the Indian Stock Exchanges in August 1986 and on the New York Stock Exchange on April 11, 2001. We are registered with the Registrar of Companies, Hyderabad, Telangana, India as Company No. 4507 (Company Identification No. L85195TG1984PLC004507). Our registered office is situated at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India and the telephone number of our registered office is +91-40-49002900. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 107 College Road East, Princeton, New Jersey 08540.

Key business developments:

Product launches

In April 2013, we launched zoledronic acid injection (5 mg/100 mL), a bioequivalent generic version of Reclast®, in the United States. The Reclast® brand had U.S. sales of approximately $355 million for the twelve months ended February 28, 2013, according to IMS Health. Reclast® is used to prevent skeletal fractures in patients with cancers such as multiple myeloma and prostate cancer, as well as for treating osteoporosis. It can also be used to treat hypercalcemia of malignancy and can be helpful for treating pain from bone metastases.

In June 2013, we launched lamotrigine extended release tablets (25 mg, 50 mg, 100 mg, 200 mg, and 300 mg), a therapeutic equivalent generic version of Lamictal® XR (lamotrigine), in the United States. The Lamictal® XR brand and generic lamotrigine extended release tablets had combined U.S. sales of approximately $300 million for the twelve months ended April 30, 2013, according to IMS Health. The Lamictal® XR is an anticonvulsant drug used in the treatment of epilepsy and bipolar disorders.

In July 2013, we launched decitabine injection (50 mg), a therapeutic equivalent generic version of Dacogen® (decitabine for injection), in the United States. The Dacogen® brand had U.S. sales of approximately $260 million for the twelve months ended March 31, 2013, according to IMS Health. Dacogen® for the treatment of myelodysplastic syndromes, a class of conditions where certain blood cells are dysfunctional, and for acute myeloid leukemia (AML).

In July 2013, we launched donepezil hydrochloride tablets (23 mg), a therapeutic equivalent generic version of Aricept® (23 mg), in the United States. The Aricept® brand had U.S. sales of approximately $93 million for the twelve months ended May 31 2013, according to IMS Health. Aricept® is used in the palliative treatment of Alzheimer’s disease.

In August 2013, we launched divalproex sodium extended release tablets (250 mg and 500 mg), a therapeutic equivalent generic version of Depakote® ER, in the United States. The Depakote® ER brand had U.S. sales of approximately $194 million for the twelve months ended June 30, 2013, according to IMS Health. Depakote® ER is used as an anticonvulsant and mood-stabilizing drug, primarily in the treatment of epilepsy, bipolar disorder and prevention of migraine headaches.

In September 2013, we launched azacitidine injection (100 mg/vial), a therapeutic equivalent generic version of Vidaza®, in the United States. The Vidaza® brand had U.S. sales of approximately $378 million for the twelve months ended July 31, 2013, according to IMS Health. Vidaza® is mainly used in the treatment of myelodysplastic syndrome (“MDS”).

In February 2014, we launched Sumatriptan Injection USP, Autoinjector System 6 mg/0.5 mL, for subcutaneous use, a therapeutic equivalent generic version of IMITREX STATdose Pen® (sumatriptan succinate) 6 mg/0.5 mL, in the United States. The IMITREX STATdose Pen® brand and generic sumatriptan succinate product combined had U.S. sales of approximately $169 million for the twelve months ended December 31, 2013, according to IMS Health. IMITREX STATdose Pen® (sumatriptan succinate) is mainly used in the treatment of migraine headaches.

In March 2014, we launched moxifloxacin hydrochloride tablets (400 mg), a therapeutic equivalent generic version of Avelox®, in the United States. The Avelox® brand had U.S. sales of approximately $195 million for the twelve months ended December 31, 2013, according to IMS Health. Avelox® is mainly used for the treatment of acute bacterial sinusitis, acute bacterial exacerbation of chronic bronchitis, community acquired pneumonia, complicated and uncomplicated skin and skin structure infections, and complicated intra-abdominal infections.

In March 2014, we launched amlodipine besylate and atorvastatin calcium tablets (2.5/10 mg, 2.5/20 mg, 2.5/40 mg, 5/10 mg, 5/20 mg, 5/40 mg, 5/80 mg, 10/10 mg, 10/20 mg, 10/40 mg and 10/80 mg), a therapeutic equivalent generic version of CADUET®, in the United States. The CADUET® brand and generic amlodipine besylate and atorvastatin calcium tablets had combined U.S. sales of approximately $163 million for the twelve months ended January 31, 2014, according to IMS Health. CADUET® is used for the treatment of hypercholesterolemia and hypertension.

In April 2014, we launched eszopiclone tablets (1 mg, 2 mg and 3 mg), a therapeutic equivalent generic version of LUNESTA® tablets C-IV, in the United States. The LUNESTA® tablets C-IV brand and generic eszopiclone tablets had U.S. sales of approximately $887 Million for the twelve months ended January 2014 according to IMS Health. LUNESTA® is used for the treatment of insomnia.

In April 2014, we launched fenofibrate capsules (USP 43 mg and 130 mg), a therapeutic equivalent generic version of ANTARA® (fenofibrate) capsules in the United States. The ANTARA® capsules brand and generic fenofibrate capsules had combined U.S. sales of approximately $74 million for the twelve months ended February 28, 2014 according to IMS Health. ANTARA® is used for the treatment of hypercholesterolemia or mixed dyslipidemia.

Other key business developments

Termination of Joint Venture with Fujifilm Corporation

In June 2013, we mutually agreed with Fujifilm Corporation (“Fujifilm”) to terminate the Memorandum of Understanding dated July 28, 2011, which had provided for the parties to enter into an exclusive partnership in the generic drugs business for the Japanese market and to establish a joint venture in Japan.

Based on the Memorandum of Understanding, we had conducted detailed studies with Fujifilm on the establishment of a joint venture for developing and manufacturing generic drugs in Japan. However, as Fujifilm realigns its long-term growth strategy for the pharmaceutical business, both companies mutually agreed to terminate the Memorandum of Understanding.

The two companies will continue to explore partnership/alliance opportunities in other pharmaceutical businesses such as active pharmaceutical ingredient development and manufacturing, contract research and development and manufacturing, and the development and marketing of super-generics.

Senior Level Changes

In May 2014, our Board of Directors (the “Board”) decided to separate the role of the Chairman of the Board from those of the Managing Director and the Chief Executive Officer.

Pursuant to this, the Board designated Satish Reddy as Chairman of the Board. He previously held the position of Vice-Chairman, Managing Director and Chief Operating Officer. Simultaneously, G.V. Prasad was designated as the Co-Chairman and Managing Director in addition to his current role as the Chief Executive Officer.

We also announced that Abhijit Mukherjee, President, Global Generics, has been designated as Chief Operating Officer. He will be responsible for our Global Generics and Pharmaceutical Services and Active Ingredients (“PSAI”) businesses.

Principal capital expenditures

During the years ended March 31, 2014, 2013 and 2012, we invested Rs.9,996 million, Rs.6,606 million and Rs.6,816 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2014, we also had contractual commitments of Rs.2,920 million for capital expenditures. These commitments included Rs.2,654 million to be spent in India and Rs.266 million in other countries.

4.B. Business overview

Established in 1984, we are an integrated global pharmaceutical company committed to providing affordable and innovative medicines through our three core business segments:

•	Global Generics segment, which includes our branded and unbranded prescription and over-the-counter (“OTC”) drug products business as well as our biologics business;

•	Pharmaceutical Services and Active Ingredients (“PSAI”) segment, which consists of our Active Pharmaceutical Ingredients (“API”) business and Custom Pharmaceutical Services (“CPS”) business; and

•

Proprietary Products segment, which consists of our Differentiated Formulations business, our New Chemical Entities (“NCEs”) business, and our dermatology focused specialty business operated through Promius™ Pharma.

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

Product Offerings

Global Generics: Through our branded and unbranded Global Generics segment, we aim to offer affordable alternatives to highly-priced innovator brands, both directly and through key partnerships.

•

Branded Generics: We seek to have a portfolio that is strongly differentiated and offers compelling advantages to doctors and patients. Many of our brands hold significant market shares in the molecule and therapy areas where they are present. We have also entered into strategic partnerships with third parties to sell our products in markets where we have not established our own sales and distribution operations.

•	Unbranded Generics: We aim to ensure that our development capabilities remain strong and enable us to deliver first to market limited competition products that are technologically challenging.

Our vertical integration and process innovation helps to ensure that quality products are available to the patients in need at all times. Our biologics business focuses on developing and manufacturing bio-similar products. We were the first company to launch a generic version of Rituximab in 2007, and have launched 4 bio-similar products globally.

Pharmaceutical Services and Active Ingredients: Our Pharmaceutical Services and Active Ingredients segment is comprised of our Active Pharmaceutical Ingredients (“API”) business and our Custom Pharmaceutical Services (“CPS”) business. Through our API and CPS businesses, we aim to offer technologically advanced product lines and niche product services through partnerships internally and externally.

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

•

Differentiated Formulations: Our Differentiated Formulations business focuses on meeting unmet medical needs by investigating new dosage forms and indications for existing medicines as well as new combination products and technologies that improve safety and/or efficacy by improving pharmacokinetics.

•

New Chemical Entities (NCEs): We are also focused in the discovery, development and commercialization of novel small molecule agents in therapeutic areas such as anti-infectives, metabolic disorders, and pain and inflammation.

•

Specialty business: We have a portfolio of in-licensed patented dermatology products and off-patent cardiovascular products. We also have an internal pipeline of dermatology products in various stages of development.

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

•

Quality. We are fully dedicated to quality and have robust quality processes and systems in place at our developmental and manufacturing facilities to ensure that every product is safe and of high quality. In addition, we have integrated “Quality by Design” to build quality into all processes and use quality tools to minimize process risks.

•

Principles of the “Theory of Constraints” and Lean Manufacturing. Our supply chain and product development processes are designed on the principles of the “Theory of Constraints” and lean manufacturing. This results in a flexible supply chain which is able to increase availability of products to the customer with reduced cycle time and waste.

•	Leadership Development. We are focused on developing leaders, as well as enhancing leadership behavior, across our organization.

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2012, 2013 and 2014, respectively:

	Year Ended March 31,
Segment	2012			2013			2014
	(Rs. in millions, U.S.$ in millions)
Global Generics	Rs.	70,243	72%	Rs.	82,563	71%	Rs.	105,164	80%	U.S.	$1,753
Pharmaceutical Services and Active Ingredients		23,812	25%		30,702	26%		23,974	18%		400
Proprietary Products		1,078	1%		1,468	1%		1,778	1%		30
Others		1,604	2%		1,533	2%		1,254	1%		21

Total Revenue	Rs.	96,737	100%	Rs.	116,266	100%	Rs.	132,170	100%	U.S.	$2,203

Revenues by geographic market for the years ended March 31, 2012, 2013 and 2014 are discussed in detail in Note 5 to our consolidated financial statements.

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

Our Global Generics segment’s revenues were Rs.105,164 million in the year ended March 31, 2014, as compared to Rs.82,563 million in the year ended March 31, 2013. The revenue growth was largely led by this segment’s operations in the United States and our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia). The following is a discussion of the key markets in our Global Generics segment.

India

Approximately 15% of our Global Generics segment’s revenues in the year ended March 31, 2014 were derived from sales in the Indian market. In India, our key therapeutic categories include gastro-intestinal, cardiovascular, pain management and oncology. We are also increasing our presence in the niche areas of dermatology, urology and nephrology.

As of March 31, 2014, we had a total of 277 branded products in India. Our top ten branded products together accounted for 35% of our revenues in India in the year ended March 31, 2014. According to IMS Health, in its moving annual total report for the 12-month period ended March 31, 2014, our secondary sales in India grew by 12.2%. In comparison, the Indian pharmaceutical market experienced growth of 9.9% during such period. IMS Health is a provider of market research to the Indian pharmaceutical industry. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the period from November 2013 to February 2014, ranked us 11th in terms of the number of prescriptions generated in India during such period.

The following tables summarize the position of our top 10 brands in the Indian market for the years ended March 31, 2012, 2013 and 2014, respectively:

	Year Ended March 31,
	2012			2013			2014
Brand	Revenues (in millions)		% Total(1)	Revenues (in millions)		% Total(1)	Revenues (in millions)		% Total(1)
Omez	Rs.	1,089	8%	Rs.	1,181	8%	Rs.	1,052	7%
Omez-DSR		468	4%		562	4%		701	4%
Nise		596	5%		647	4%		674	4%
Stamlo		566	4%		634	4%		664	4%
Reditux		472	4%		561	4%		568	4%
Stamlo Beta		358	3%		376	3%		426	3%
Razo		306	2%		346	2%		372	2%
Razo-D		249	2%		309	2%		363	2%
Atocor		317	2%		351	2%		324	2%
Econorm		185	1%		263	2%		311	2%
Others		8,325	64%		9,330	64%		10,258	65%

Total	Rs.	12,931	100%	Rs.	14,560	100%	Rs.	15,713	100%

(1)	Refers to the brand’s revenues from sales in India expressed as a percentage of our total revenues from sales in all of our therapeutic categories in India.

Sales, marketing and distribution network

We generate demand for our products through our 4,863 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

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

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 16th largest pharmaceutical company in India, with a market share of 2.1%, according to IMS Health in its moving annual total report for the 12-month period ended March 31, 2014.

Some of the key observations on the performance of the Indian pharmaceutical market, as published by IMS Health in its moving annual total report for the 12-month period ended March 31, 2014, are as follows:

•

The Indian pharmaceutical market experienced growth of 9.9% for such period. Growth was impacted by 3% due to price controls for products designated as “specified products” by the National Pharmaceutical Pricing Authority (“NPPA”) pursuant to the Drugs (Prices Control) Order, 2013 (the “DPCO”).

•	New products launched in the preceding 24 months accounted for 5.7% of total Indian pharmaceutical growth for such period.

•	The top 300 existing brands grew at a rate of 9.2%, which was 0.7% lower than the Indian pharmaceutical market’s overall average, and together they account for 30.8% of the market’s total sales.

•	There was an increasing emergence of bio-similar products to address the needs of patients in the oncology therapeutic area.

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

An approval is required from the Ministry of Health before a generic equivalent of an existing or referenced brand drug can be marketed. When processing a generics application, the Ministry of Health usually waives the requirement of conducting complete clinical studies, although it generally requires bio-availability and/or bio-equivalence studies. “Bio-availability” indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. “Bio-equivalence” compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of the active drug substance in the body are equivalent for the generic drug with the previously approved drug. A generic application may be submitted for a drug on the basis that it is the equivalent of a previously approved drug. Before approving our generic products, the Ministry of Health also requires that our procedures and operations conform to current Good Manufacturing Practice (“cGMP”) regulations, relating to good manufacturing practices as defined by various countries. We must follow the cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations.

The timing of final Ministry of Health approval of a generic application depends on various factors, including patent expiration dates, sufficiency of data and regulatory approvals.

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

Under the present drug policy of the Government of India, certain drugs have been specified under the Drugs (Prices Control) Order, 2013 (the “DPCO”) as subject to price control. The Government of India established the National Pharmaceutical Pricing Authority (“NPPA”) to control pharmaceutical prices. Under the DPCO, the NPPA has the authority to fix the maximum selling price for specified products.

During the year ended March 31, 2013, the Department of Pharmaceuticals under the ministry of Chemicals and Fertilizers of the Government of India proposed the National Pharmaceuticals Pricing Policy, 2012, a revised national Pharmaceutical Pricing policy to apply price controls to 348 drugs listed in National List of Essential Medicines. Some of our formulation products are subject to these price controls.

On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. As per this order, the prices of each of the drugs are determined based on the simple average of all drugs having market share of more than 1% by value. The individual drug price notifications for a majority of the products have been released by the NPPA. Based on these notifications, we were adversely impacted by approximately 3% (the annualized impact is approximately 4%) of our annual revenues from sales of all of our formulation products in India during the year ended March 31, 2014.

Russia and other Countries of the former Soviet Union

Russia

Russia accounted for 16% of our Global Generics segment’s revenues in the year ended March 31, 2014. IMS Health ranked us 18th in sales in Russia with a market share of 1.80% as of March 31, 2014 in its moving annual total report for the 12-months ended March 31, 2014. According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2014, our sales value and volume growths for the year ended March 31, 2014 were 7.7% and 4.1%, respectively, as compared to the Russian pharmaceutical market value growth and volume decrease of 1.9% and 5.0%, respectively. We were the top ranked Indian pharmaceutical company in Russia for such period.

The following table provides a summary of the revenues of our top 10 brands in the Russian market for the years ended March 31, 2012, 2013 and 2014 respectively:

	Year Ended March 31,
	2012			2013			2014
Brands	Revenues (in millions)		% Total(1)	Revenues (in millions)		% Total(1)	Revenues (in millions)		% Total(1)
Nise	Rs.	3,122	28%	Rs.	3,661	26%	Rs.	4,689	29%
Omez		1,864	17%		2,104	15%		2,432	15%
Ketorol		1,563	14%		1,752	12%		1,967	12%
Cetrine		748	7%		1,107	8%		1,253	8%
Ciprolet		833	8%		992	7%		980	6%
Senade		687	6%		964	7%		967	6%
Sirdalud		—	0%		439	3%		540	3%
Ibuclin		182	2%		302	2%		515	3%
Novigan		103	2%		291	2%		486	3%
Bion		260	1%		301	2%		472	3%
Others		1,694	15%		2,135	15%		2,032	12%

Total	Rs.	11,056	100%	Rs.	14,048	100%	Rs.	16,333	100%

(1)	Refers to the brand’s revenues from sales in Russia expressed as a percentage of our total revenues from all sales in Russia.

Our top four brands, Nise, Omez, Ketorol and Cetrine, accounted for 63% of our Global Generics segment’s revenues in Russia in the year ended March 31, 2014. Omez (an anti-ulcerant product), Nise and Ketorol (both pain management products) and Cetrine (a respiratory product) were ranked as the 49th, 15th, 90th and 139th best-selling formulation brands, respectively, in the Russian market as of March 31, 2014 by IMS Health in its moving annual total retail segment report for the 12 months ended March 31, 2014.

Our strategy in Russia is to focus on the gastro-intestinal, pain management, anti-infectives, respiratory, oncology and cardiovascular therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales. Nise, Omez, Ketorol, Cetrine and Ciprolet continue to be brand leaders in their respective categories, as reported by IMS Health in its moving annual total report for the 12-months ended March 31, 2014.

Novigan, a pain management product, and Ibuclin, a cold and flu product, were switched from prescription to over-the-counter during the years ended March 31, 2013 and 2014, respectively. Revenues from these products grew by 54% and 58%, respectively, as reported by IMS Health in its moving annual total report for the 12-months ended March 31, 2014.

Growth during the year ended March 31, 2014 was driven by increased marketing initiatives for prescription products, launches of new products and scaling up of media and pharmacy chain activities for over-the-counter medicines.

Other Countries of the former Soviet Union

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus and Uzbekistan. For the year ended March 31, 2014, revenues from these countries accounted for approximately 3% of our total Global Generics segment’s revenues.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russian prescription division is driven by a team of 275 medical representatives and 44 managers to detail our products to doctors in 67 cities in Russia.

Our Russian OTC division has 181 medical representatives and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. Our Russian hospital division has 38 hospital specialists and 17 key account managers, and is focused on expanding our presence in hospitals and institutes.

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

For the past several years, the Russian Ministry of Industry and Trade has enacted and renewed short term government regulations under which local manufacturers (i.e., in Russia, Belarus and Kazakhstan) get a 15% price preference over non-local manufacturers in procurement tenders by the state.

During the year ended March 31, 2012, Russia introduced Federal Law # 323, titled “On the Foundations of Healthcare for Russian Citizens”. Portions of this new law became effective on November 23, 2011 and the remainder became effective on January 1, 2012. This new law imposes stringent restrictions on interactions between (i) healthcare professionals, pharmacists, healthcare management organizations, opinion leaders (both governmental and from the private sector) and certain other parties (collectively referred to as “healthcare decision makers”) and (ii) companies that produce or distribute drugs or medical equipment (collectively referred to as “medical product companies”) and any representatives or intermediaries acting on their behalf (collectively referred to as “medical product representatives”). Some of the key provisions of this law are prohibitions on:

•

one-on-one meetings and communications between healthcare professionals and medical product representatives, except for participation in clinical trials, pharmacovigilance, group educational events and certain other limited exceptions approved by Russia’s Healthcare Organization Administration;

•	the acceptance by a healthcare professional of compensation, gifts or entertainment paid by medical product representatives;

•	the agreement by a healthcare professional to prescribe or recommend a drug product or medical equipment; or

•	the engagement by a healthcare decision maker in a “conflict of interest” transaction with a medical product representative, unless approved by regulators pursuant to certain specified procedures.

At the end of 2013, the State Duma (i.e., the lower chamber of the Russian parliament) adopted a series of amendments to various healthcare related laws. Among other things, the “Law On Medicines” was amended to add regulations restricting interactions between medical product representatives with medical professionals in connection with events sponsored by medical product companies. Under these regulations, in the event that medical product companies wish to sponsor certain scientific, medical education or similar events, they are required to disclose the date, place and time of the event and the plans, programs and agendas for discussion. Disclosure is to be made by publishing appropriate information on their official websites not later than two months before the indicated events, and the same information shall also be sent to Russia’s Federal Healthcare Service (Roszdravnadzor).

Although certain of the above prohibitions technically restrict only the actions of healthcare professionals, liability for non-compliance with such restrictions nonetheless extends to both the healthcare professional and the medical product representative. Except providing information on conflicts of interest, no other liability has been currently prescribed for medical product companies. The methodology to define a conflict of interest has not yet been clarified.

On July 2, 2013, the Ministry of Health of the Government of Russia published an order on its website that binds physicians to prescribe medicinal products by International Nonproprietary Name (i.e. active substance) or by combination list (which combines different International Nonproprietary Names in one treatment group).

North America (the United States and Canada)

During the year ended March 31, 2014, North America (the United States and Canada) accounted for 53% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2014, we filed 12 ANDAs and one NDA under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States, including 10 Paragraph IV filings. During the year ended March 31, 2014, the U.S. FDA granted us 13 final ANDA approvals. As of March 31, 2014, we had filed a cumulative total of 209 ANDAs in the United States, out of which 62 ANDAs were pending approval at the U.S. FDA, including 11 tentative approvals. As of March 31, 2014, we had also filed two NDAs under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States, one of which is tentatively approved and awaits final approval. During the year ended March 31, 2014, we have filed two new Investigational New Drugs (“INDs”) – our proposed biosimilars to rituximab and PEG-GCSF. We have also received permissions from the U.S. FDA to conduct Phase I trials for both of these IND filings.

Our Canada business generated revenues of Rs.676 million during the year ended March 31, 2014. This business includes revenues from certain profit sharing arrangements with distributors to market certain of our generic products.

Sales, Marketing and Distribution Network

Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in New Jersey, United States, is primarily engaged in the marketing of our generic products in the United States. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. Our key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations, hospital group purchasing organizations (GPOs), specialty distributors and pharmacy buying groups.

In the year ended March 31, 2008, we entered the over-the-counter (“OTC”) products market in the United States by launching a new division that markets and distributes store brand OTC products. This division has successfully launched 9 products since our entry into this market. OTC products include store brand generic equivalents of products that originally have prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). For the year ended March 31, 2014, our OTC division generated Rs.8,056 million in revenues.

In the year ended March 31, 2014, we started supplying products for private label customers for prescription products.

Competition

Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally depended upon the number of competitors and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva Pharmaceutical Industries Limited, Mylan Inc., Actavis Inc., Sandoz, a division of Novartis Pharma A.G., Par Pharmaceuticals, Sun Pharmaceuticals Limited and Lupin Limited.

Recent consolidation of customer purchasing power via alliances and joint ventures (such as the Walgreens Boots Alliance Development, the CVS and Cardinal Health Joint Venture, and the Rite Aid McKesson expanded distribution agreement) has served to intensify the competition and drive down prices. Consolidation of manufacturers will also continue, and at the same time, new manufacturers continue to enter the generic market in the United States, which may further lower our pricing power and adversely affect our revenues in that market.

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

The U.S. market for OTC pharmaceutical products is highly competitive. Competition is based on a variety of factors, including price, quality and assortment of products, customer service, marketing support and availability of and approvals for new products. Our competition in store brand products in the United States consists of several publicly traded and privately owned companies, including large brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with other companies that sell store brand OTC products. Some of our primary OTC competitors in the United States include Perrigo Company and PL Developments. In addition, since our products are generic equivalents of innovator brands, we also compete against large brand-name pharmaceutical companies. The competitive landscape and market dynamics of the OTC market are rapidly evolving. Large brand-name pharmaceutical companies have begun to more aggressively pursue Rx-to-OTC switches in new categories, which could present opportunities for us and other companies that sell store brand products. On the other hand, pricing pressures and the threat of new entrants are likely events which may unfold in the future.

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

U.S. FDA Proposed New Labeling Rule

On November 13, 2013, the U.S. FDA proposed a new labeling rule which the agency believes will speed up the dissemination of new safety information about generic drugs to health professionals and patients by allowing generic drug makers to use the same process as brand drug manufacturers to update safety information in the product labeling. Under the proposal, generic drug manufacturers would be able to independently update product labeling (also called prescribing information or package inserts) with newly-acquired safety information before the U.S. FDA’s review of the change, in the same way brand drug manufacturers do today. Generic manufacturers would also be required to inform the brand name manufacturer about the change. The U.S. FDA would then evaluate whether the proposed change is justified and make an approval decision on the generic drug labeling change and the corresponding brand drug labeling change at the same time, so that brand and generic drug products would ultimately have the same U.S. FDA-approved prescribing information.

Currently, generic manufacturers must wait to update product safety information until the corresponding brand name product has received approval to update its safety information. Brand drug manufacturers are allowed to independently update and promptly distribute updated safety information by submitting a “changes being effected” (“CBE”) supplement to the U.S. FDA. Generic manufacturers must notify the U.S. FDA of new safety information, and wait for the U.S. FDA and the brand manufacturer to determine the updated labeling, which may result in a delay in getting new information to health care professionals and patients.

Under current law, generic and brand drug manufacturers are required to promptly review safety information about their drugs and comply with the U.S. FDA’s reporting and recordkeeping requirements. When new information becomes available that causes the product labeling to be inaccurate, all drug manufacturers must take steps to update the labeling.

To enhance transparency while the U.S. FDA is reviewing the change and to make safety-related changes to drug labeling quickly available to health care professionals and the public, the U.S. FDA plans to create a web page where safety-related changes proposed by all drug manufacturers would be posted. Members of the public could subscribe to receive updates.

Comments on the proposed labeling rule were due on March 13, 2014. Various comments and concerns were expressed by various stakeholders on the proposed rule, which is yet to be finalized.

Because the current regulatory scheme only permits a generic manufacturer to use the CBE process to update its label if the branded drug manufacturer changes its label first, this can prevent generic manufacturers from complying with state law warning requirements. As a result, state product liability suits based on failure-to-warn and design defect claims against generics manufacturers have generally been held preempted by Federal law, and in June 2013 the United States Supreme Court upheld such preemption and immunity of generic manufacturers in Mutual Pharmaceutical Co. v. Bartlett.

If the U.S. FDA’s proposed new rule is adopted, it may eliminate this preemption and increase our potential exposure to lawsuits relating to product safety, side effects and warnings on labels. This new potential exposure to lawsuits may also increase the risk that, in the future, we may not be able to obtain the type and amount of coverage we desire at an acceptable price and self-insurance may become the sole commercially reasonable means available for managing the product liability risks of our business.

Prescription Drug Marketing Act and Laws Regulating Payments to Healthcare Professionals

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programs must comply with the federal anti-kickback statute, the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. We are also subject to Section 6002 of the Patient Protection and Affordable Care Act, commonly known as the Physician Payment Sunshine Act which regulates disclosure of payments to certain healthcare professionals and providers.

Patient Protection and Affordable Care Act

In March 2010, the “Patient Protection and Affordable Care Act”, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), was signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and is expected to significantly impact the U.S. pharmaceutical industry. Among the provisions of the PPACA that may affect our business include the following:

•

The PPACA imposes annual, non-deductible fees for entities that manufacture or import certain prescription drugs and biologics. This fee is calculated based upon each manufacturer’s percentage share of total branded prescription drug and biologics sales to U.S. government programs (such as Medicare, Medicaid, Veterans’ Affairs, and Public Health Service discount programs), and authorized generic products are generally treated as branded products. The manufacturer must have at least $5 million in sales of branded prescription drugs or biologics in order to be subject to this fee.

In August 2013, we received a final invoice from the United States Internal Revenue Service determining our liability for the manufacturers’ fee under the PPACA for calendar year 2013 to be $12,171, based upon our calendar year 2011 sales of branded and authorized generic prescription drugs and biologics. We expect our sales of brand and authorized generic products during calendar year 2012 to the specified government programs to be below the threshold limit of $5 million, and thus we may not be subject to the fee for calendar year 2014, based on our calendar year 2012 sales.

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

•

The PPACA also increased the number of healthcare organizations eligible to participate in the Public Health Service pharmaceutical pricing program, which provides for government controlled prices that result in substantial discounts to participants.

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

Drug Quality and Security Act

On November 28, 2013, the Drug Quality and Security Act was signed into law in the United States. The legislation introduces a federal track-and-trace system for medicines with serial numbers added to individual packs and (non-mixed) cases within four years of the legislation’s adoption, and electronic tracing of production through the supply chain mandated within 10 years. It also strengthens licensure requirements for wholesale distributors and third-party logistics providers, and requires the U.S. FDA to maintain a database of wholesalers that will be available to the public through its website. The law also boosts oversight of compounding pharmacies that make drugs to order, and increases the powers of the U.S. FDA to oversee large-volume or ‘outsourcing’ compounders without individual prescriptions.

Biologics Pathway

The Biologics Price Competition and Innovation Act of 2009 created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of brand-name biological products and a process to resolve patent disputes. While regulations are still being developed by the U.S. FDA, the U.S. FDA issued three substantial draft guidance documents in February 2012 that are intended to provide a roadmap for development of biosimilar products. These draft guidance documents address quality considerations, scientific considerations and questions and answers regarding commonly posed issues.

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market the generic formulation. The regulatory authorities may inspect our manufacturing facility before approval of the dossier.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2014 were Rs.6,970 million, which accounted for 7% of our Global Generics segment’s sales.

In the European Union (the “EU”), the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered and manufactured in accordance with applicable law. The registration file relating to any particular product must contain scientific data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Regulatory authorities are authorized to suspend, restrict or cancel the registration of a product if it is found to be harmful or ineffective, or manufactured and marketed other than in accordance with registration conditions.

Sales, Marketing and Distribution Network

Germany

In Germany, we sell a broad range of generic pharmaceutical products under the “betapharm” brand.

Over the last few years, the German pharmaceutical market has significantly changed. The healthcare reform known as the Statutory Health Insurance (SHI) – Competition Strengthening Act or Wettbewerbsstärkungsgesetz (“GKV-WSG”) (an act to strengthen the competition in public health insurance), which was effective as of April 1, 2007, has significantly increased the power of insurance companies and statutory health insurance funds (“SHI funds”) to influence dispensing of medicines.

Pursuant to the GKV-WSG law, those pharmaceutical products covered by rebate contracts with insurance companies and SHI funds have to be prescribed by physicians and dispensed by pharmacies with priority. This has increased the power of insurance companies and SHI funds. As a result, many SHI funds have enacted tender (i.e., competitive bidding) processes to determine which pharmaceutical companies they will enter into rebate contracts with, resulting in the market moving towards a tender based supply model while causing pressure on margins. This has caused a significant shift from the previous prescription based model, where the key driver for generating sales had previously been doctors’ prescriptions and pharmacists’ influence. In response to these market changes, betapharm underwent a comprehensive restructuring of its sales force, with a reduction of more than 200 employees since we acquired it in March 2006. In addition, we are participating in the tender opportunities by bidding at prices which meet our internal incremental profitability thresholds. In view of this, our success ratio in winning these tender awards has declined and, accordingly, the ratio of our tender based sales to our overall sales has significantly reduced over the past few years.

United Kingdom and other Countries within Europe

We market our generic products in the United Kingdom and other EU countries through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently market 39 generic products in such countries, representing 80 dosage strengths.

Competition

Our key competitors within the German generics market include the Sandoz group of Novartis Pharma A.G. (including its Hexal, Sandoz and 1A Pharma subsidiaries), the Ratiopharm group of Teva Pharmaceutical Industries Ltd. (including its Ratiopharm, AbZ-Pharma and CT Arzneimittel subsidiaries), Winthrop Arzneimittel GmbH and the Stada group of Stada Arzneimittel AG (including its Stada and Aliud subsidiaries). In the rebate contracts with SHI funds, prices are one of the most important competitive factors.

The United Kingdom is one of the largest markets for generic pharmaceuticals in Europe. It is also one of the most competitive markets, due to its low barriers to entry. Significant vertical integration exists between wholesalers and retailers, ensuring low prices as long as there are several suppliers.

Government regulations

European Union Regulatory Environment

The activities of pharmaceutical companies within the European Union are governed in particular by Directives 2001/83/EC and 2003/94/EC, as amended, and as implemented in national laws within the countries of the European Union. These Directives outline the legislative framework, including the legal basis of marketing authorization procedures, and quality standards including manufacture, patient information and pharmacovigilance activities.

Prior approval of a marketing authorization is required to supply products within the European Union. Such marketing authorizations may be restricted to one member state, cover a selection of member states or can be for the whole of the European Union, depending upon the form of registration procedure selected.

All pharmaceutical companies that manufacture and market human medicinal products in Germany are subject to the applicable rules and regulations executed by the Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte or “BfArM”) and the supervisory authorities of the respective federal state in Germany. All pharmaceutical companies in Germany are periodically inspected by the competent supervisory authority, which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility.

Generic or abridged applications omit full non-clinical and clinical data but contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. In the case of a generic medicine application, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is interchangeable to the innovator product with respect to quality, safe usage and continued efficacy. European Union laws prevent regulatory authorities from accepting applications for approval of generics that rely on the safety and efficacy data of an innovator of a branded product until the expiration of the innovator’s data exclusivity period (usually 8 years from the first marketing authorization in the European Union, depending on the circumstances). The applicant is also required to demonstrate bioequivalence with the EU reference product. Once all these criteria are met, a marketing authorization may be considered for grant.

Unlike in the United States, there is no equivalent regulatory mechanism within the European Union to incentivize challenge to any patent protection, nor is any period of market exclusivity conferred upon the first generic approval. In situations where the period of data exclusivity given to the innovator of a branded product expires before their patent expires, the launch of our product would then be delayed until patent expiration.

Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Healthcare products Regulatory Agencies (“MHRA”) good manufacturing practice Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties and restrictions. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facilities based in Hyderabad, Telangana, India for the manufacture of generic medicines for supply to Europe.

In Germany, the government has in recent years enacted a number of laws designed to limit pharmaceutical cost increases, including the GKV-WSG discussed above and the Economic Optimization of Pharmaceutical Care Act (also known as the “AVWG”). During the fiscal year ended March 31, 2011, the German government introduced a new law entitled “Act on the reorganization of the pharmaceutical market in the public health insurance” (or “Arzneimittelmarktneuordnungsgesetz”, commonly referred to as “AMNOG”), which affects reimbursement of drugs within Germany’s statutory health care system in order to further control the costs of medical care. The key elements of this law are as follows:

•

Historically, the pharmaceutical companies had been free to set the initial asking price for novel drugs in the German public health system, subject to certain mandatory rebates. Under this new law, a pharmaceutical company determines the price for a new drug or new therapeutic indication for the first year after launch, but must submit to the Joint Federal Committee (the Gemeinsamer Bundesausschuss or “G-BA”) a benefit/risk assessment dossier on the drug at or prior to its launch. The G-BA analyzes whether the drug shows an additional clinical benefit in comparison to a corresponding established drug (the “appropriate comparator therapy”).

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

•

A new regulation for packaging size had to be implemented in 2013. Standard sizes are now based upon the duration of therapies, instead of being based on fixed quantity. Three different types of package sizes are now allowed: N1-packages for treatment periods of 10 days; N2-packages for treatment periods of 30 days; and N3-packages for treatment periods of 100 days.

•	The law increases the choice to patients by the use of co-payment as an option for patients opting for a non-rebated generic drug.

In Germany, the German Drug Law (Arzneimittelgesetz) (“AMG”), which implements European Union requirements, is the primary regulation applicable to medicinal products. In 2012, the 16th Amendment to the AMG and related laws were enacted in order to implement European Directives into national laws. Among other things, the most important changes refer to pharmacovigilance, clinical trials, protection measures against counterfeited medicines and liberalization of German drug advertising law. These transpositions of European Union legislation into national law also took place in the United Kingdom.

The German Social Code’s price freeze imposed on reimbursable drugs, which was due to expire at the end of 2013, was amended in 2013 and 2014 to extend the price freeze until December 31, 2017, although the continued price freeze will not apply to medicines subject to internal reference pricing. New European pharmacovigilance legislation (Regulation (EU) No 1235/2010 and Directive 2010/84/EU) was implemented in July 2012. These new requirements are intended to improve patient safety, but will also increase our administrative burdens and therefore our costs. In addition, there are proposals from the European Commission to introduce fees that industry pays for the simplification and maintenance of the European pharmacovigilance system as well as fees for the assessment of pharmacovigilance reports, study protocols and referrals. The principle of the proposal has been agreed, but the actual financial proposals are currently in the final stages of discussion and will likely be implemented during the year ending March 31, 2015. This may lead to further increased costs in Europe whenever such proposals are implemented.

“Rest of the World” markets of our Global Generics segment

We refer to all markets of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our significant Rest of the World markets include Venezuela, South Africa and Australia. Our revenues from our “Rest of the World” markets were Rs.7,359 million in the year ended March 31, 2014, an increase of 33% as compared to the year ended March 31, 2013.

GSK Alliance

We have entered into a strategic partnership with GlaxoSmithKline plc (“GSK”) to develop and market select products across emerging markets outside India. The products are manufactured by us, and licensed and supplied to GSK in markets such as Latin America, Africa, the Middle East and Asia Pacific, excluding India.

Collaboration agreement with Merck Serono

During June 30, 2012, we entered into a partnership agreement with Merck Serono, a division of Merck KGaA, Darmstadt, Germany, to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies (MAbs). The partnership covers co-development, manufacturing and commercialization of the compounds included in the agreement. The partnership with Merck Serono expands on our presence in the bio-similar space in select emerging market countries and enables our entry in the bio-similar space into the regulated markets of the United States and Europe.

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

As part of the collaboration arrangement, we are currently conducting early product development, technology transfers and Phase I trials.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting active pharmaceutical ingredients (“API”) into finished dosages. As of March 31, 2014, we had twelve manufacturing facilities within this segment. Ten of these facilities are located in India and two are located in the United States (Shreveport, Louisiana; and Bristol, Tennessee). We also have one packaging facility in the United Kingdom. Two of the Indian facilities, one each in Hyderabad and Vishakhapatnam, are U.S. FDA compliant. Two of the Indian facilities located in Hyderabad are approved by German drug regulator Bundesinstitut für Arzneimittel und Medizinprodukte (also known as “BfARM”) and by the United Kingdom Medicines and Health Care Products Regulatory Agencies (“MHRA”). All the facilities are designed in accordance with and are compliant with current Good Manufacturing Practice (“cGMP”) requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. The manufacturing site in Vishakhapatnam, India is a state of the art facility for the manufacture of injectable form and solid oral products. The Vishakhapatnam facility has satisfactorily passed inspection by the U.S. FDA, the National Health Surveillance Agency (also known as “ANVISA”) of Brazil and the German BfARM. All our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located.

We manufacture most of our finished products at these facilities and also use contract manufacturing arrangements as we determine necessary. For each of our products, we continue to identify, upgrade and develop alternate vendors as part of risk mitigation and continual improvement.

The ingredients for the manufacture of the finished products are sourced from in-house API manufacturing facilities and from vendors, both local and non-local. Each of these vendors undergo a thorough assessment as part of the vendor qualification process before they qualify as an approved source. We attempt to identify more than one supplier in each drug application or make plans for alternate vendor development from time to time, considering the supplier’s history and future product requirements. Arrangements with international raw material suppliers are subject to, among other things, respective country regulations, various import duties and other government clearances.

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

We manufacture formulations in various dosage forms including tablets, capsules, injections, liquids and creams. These dosage forms are then packaged, quarantined and subject to stringent quality tests, to assure product quality before release into the market. We manufacture our key brands for our Indian markets at our facilities in Baddi, Himachal Pradesh, to take advantage of certain fiscal benefits offered by the Government of India, which includes partial exemption from income taxes for a specified period.

All pharmaceutical manufacturers that sell products in any country are subject to regulations issued by the Ministry of Health (or its equivalent) of the respective country. These regulations govern, or influence the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, advertising, promotion, sale and distribution of products. Our facilities and products are periodically inspected by various regulatory authorities such as the U.S. FDA, the U.K. MHRA, the German BfARM, the South African Medicines Control Council, the Brazilian ANVISA, the Romanian National Medicines Agency, Ukrainian State Pharmacological Center, the local World Health Organization and Drug Control Authority of India, all of which have extensive enforcement powers over the activities of pharmaceutical manufacturers operating within their jurisdiction.

Capacity Expansion

To meet growing demand in regulated markets, we are in the process of obtaining approvals from the U.S. FDA for products to be manufactured from our recently commissioned oral solid dosage form facility in a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. We have also set up a new manufacturing facility in a Special Economic Zone in Duvvada, Visakhapatnam, Andhra Pradesh, India for the manufacture of parenteral (injectable form) products. This will ease the manufacturing pressure and optimize the capacities across our plants. We have also expanded our biosimilars facility in Hyderabad, Telangana, India to meet growing demand in emerging markets.

Pharmaceutical Services and Active Ingredients Segment (“PSAI”)

Our Pharmaceutical Services and Active Ingredients (“PSAI”) segment includes active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption, such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with specific customer requirements.

Our PSAI segment’s revenues for the year ended March 31, 2014 were Rs.23,974 million, a decrease of 22% as compared to the year ended March 31, 2013. Our PSAI segment accounted for 18% of our total revenues for the year ended March 31, 2014.

During the year ended March 31, 2014, we filed 61 Drug Master Files (“DMFs”) worldwide, of which 12 were filed in the United States, 13 were filed in Europe and 36 were filed in other countries. Cumulatively, our total DMFs filed worldwide as of March 31, 2014 were 631, including 196 DMFs filed in the United States.

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

Sales, Marketing and Distribution

Developed Markets. Our principal overseas markets are the United States and Europe. Our sales to these markets were Rs.12,878 million for the year ended March 31, 2014, and accounted for 54% of our PSAI segment’s revenues for the year ended March 31, 2014. In the United States and Europe, the patent protection for a large number of high value branded pharmaceutical products expired in the years ended March 31, 2011, 2012 and 2013 and this opened the market to generic products that sourced their API from our PSAI segment. However, during the year ended March 31, 2014, such expirations were much less frequent, which resulted in a decrease in new opportunities in these markets for the customers of our PSAI segment. As a result, we experienced a significant decrease in the revenues of our PSAI segment from these markets. We expect our API division to show growth on account of our investments in newer technologies and platforms in the future. We are also pursuing a partnership model to enable our customers to reach more markets faster and efficiently by leveraging our cost leadership and presence across the globe. We market our products through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.

Other Key Markets. India is an important market with total sales of Rs.3,787 million and it accounted for 16% of the PSAI segment’s revenues in the year ended March 31, 2014. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports in several products.

Our sales to all of the other key markets (excluding India) were Rs.7,309 million for the year ended March 31, 2014 and accounted for 30% of our PSAI segment’s revenues for such year. Our other key markets include Brazil, Mexico, South Korea and Japan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. Our focus is on building relationships with top customers in each of these markets and partnering with them in product launches by providing timely technical and analytical support.

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

India. All of the facilities in India are located in the states of Andhra Pradesh and Telangana. We have the flexibility to produce quantities that range from a few kilograms to several metric tons. We have also set up a new manufacturing facility which is part of a Special Economic Zone located in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. We also source several APIs from third party suppliers for resale in some of the key markets in which we make sales. During the year ended March 31, 2014, approximately 10% of our total API revenues resulted from sales of API procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.

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

Competition

The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. During the year ended March 31, 2014, the competitive environment for the API industry continued to change due to increased consolidation in the global generics industry and vertical integration of some key generic pharmaceutical companies. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Divis Laboratories Limited, Aurobindo Pharma Limited, Ranbaxy Laboratories Limited, Cipla Limited, Mylan Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based or operating in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.

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

Proprietary Products Segment

Our Proprietary Products segment includes the discovery and development of new chemical entities and differentiated formulations for subsequent commercialization. This segment also includes our dermatology focused specialty business operated through Promius™ Pharma.

We continue to leverage our semi-virtual research and development model to expand our portfolio of drug discovery, differentiated and specialty formulations programs. We achieve this by efficiently collaborating with different biotechnology companies and service providers, and tapping their expertise in the different areas of our drug development process. We continue to progress towards building a sustainable mix of proprietary, branded research and development portfolio with significantly reduced fixed costs.

Proprietary Products business

In our Proprietary Products segment, our business model focuses on building a pipeline in the therapeutic areas of neurology, pain management, dermatology and infectious diseases.

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

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2014, we employed a total of 125 scientists, including 30 scientists who held Ph.D. degrees, across all of this segment’s locations. We pursue an integrated research strategy through a mix of translational, formulation and analytical research at our laboratories. Our research strategy focuses on discovery of new molecular targets, designing of screening assays to screen promising molecules and developing novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.

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

Pipeline Status

As of March 31, 2014, we had 20 active products in our Proprietary Products pipeline, of which 9 were in clinical development stage. Since repositioning our research activities in the years ended March 31, 2009 and 2010, our Proprietary Products segment has focused its efforts towards developing drugs to meet key unmet clinical needs. We have built a pipeline of assets that we expect to produce a steady stream of Investigational New Drugs (“INDs”) in the coming years. The details of clinical development candidates from our Proprietary Products segments as of March 31, 2014 are as follows:

Compound	Therapeutic Area	Status	Remarks
DRL 17822	Metabolic disorders/cardiovascular disorders	Phase II	Targeting dyslipidemia/atherosclerosis
DFP-08	Pain	Phase I	Targeting pain
DFA-02	Anti-infectives	Phase II	Targeting bacterial infections
DFP-02	Migraine	Phase III	Targeting migraine
DFD-01	Psoriasis	Phase III	Targeting psoriasis
DFD-06	Atopic dermatitis/psoriasis	Phase II	Targeting psoriasis, atopic dermatitis

In addition to the above, we have three programs which are in pharmacokinetic, bioavailability and bioequivalence studies in the migraine and dermatology therapeutic areas.

Patents. Our Proprietary Products segment had the following patents filed and issued as of March 31, 2014:

Category	USPTO(1) (# Filed)		USPTO(1) (# Granted)	PCT(2) (# Filed)	India (# Filed)		India (# Granted)
Anti-diabetic	85		17	62	117		45
Anti-cancer	18		11	14	45		15
Anti-bacterial	8		7	10	22		4
Anti-inflammation/cardiovascular	42		21	35	23		3

Anti-ulcerant	1		1	—	1		—
Miscellaneous	4+1 (provisional	)	1	3	23		8
Differentiated formulations	3+4 (provisional	)	1	7	6+1 (provisional	)	—

TOTAL	166		59	131	238		75

(1)	“USPTO” means the United States Patent and Trademark Office.
(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

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

Promius Pharma

Promius Pharma is our subsidiary in Princeton, New Jersey in the United States focusing on our U.S. Specialty Business – i.e., development and sales of branded specialty products. It has a portfolio of in-licensed patented dermatology products. It also has an internal pipeline of dermatology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, acne and steroid responsive dermatoses. It has commercialized four products: EpiCeram®, which is a skin barrier emulsion for the treatment of atopic dermatitis; Scytera™, which is foam for the treatment of psoriasis; Promiseb™, which is a cream for the treatment for seborrheic dermatitis; and Cloderm® (clocortolone pivalate 0.1%), which is a cream used for treating dermatological inflammation.

Promius Pharma leverages our research, development and manufacturing facilities in Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, pre-clinical and clinical studies. Promius Pharma has 53 sales representatives, six regional sales managers and one sales director in the field. Its sales force targets physicians in the field of dermatology and is supported by a direct marketing team and a public relations program. The manufacturing of Promius Pharma’s products has been outsourced to third party manufacturers based in the United States and Europe.

4.C. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2014:

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100	%(3)
Aurigene Discovery Technologies Inc.	U.S.A.	100	%(3)
Aurigene Discovery Technologies Limited	India	100%
beta Institut gemeinnützige GmbH	Germany	100	%(8)
betapharm Arzneimittel GmbH	Germany	100	%(8)
Cheminor Investments Limited	India	100%
Chienna BV (from February 15, 2013)	Netherlands	100	%(14)
Chirotech Technology Limited	United Kingdom	100	%(5)
DRANU LLC (from July 9, 2012)	U.S.A.	50	%(16)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100	%(10)
Dr. Reddy’s Laboratories Canada, Inc. (from August 29, 2013)	Canada	100	%(10)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100	%(10)
Dr. Reddy’s Laboratories Inc.	U.S.A.	100	%(10)
Dr. Reddy’s Laboratories International SA	Switzerland	100	%(10)
Dr. Reddy’s Laboratories, LLC Ukraine	Ukraine	100	%(10)
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100	%(6)
Dr. Reddy’s Laboratories New York, Inc.	U.S.A.	100	%(10)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100	%(10)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100	%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories Tennessee, LLC	U.S.A.	100	%(6)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100	%(5)
Dr. Reddy’s New Zealand Limited.	New Zealand	100	%(10)
Dr. Reddy’s Pharma SEZ Limited	India	100%
Dr. Reddy’s Singapore PTE Limited, Singapore (from October 22, 2013)	Singapore	100	%(10)
Dr. Reddy’s Srl	Italy	100	%(11)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100	%(10)
DRL Impex Limited	India	100%
Eurobridge Consulting B.V.	Netherlands	100	%(1)
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Idea2Enterprises (India) Pvt. Limited	India	100%
I-Ven Pharma Capital Limited	India	100	%(2)(12)
Kunshan Rotam Reddy Pharmaceutical Co. Limited (JV)	China	51.33	%(4)
Lacock Holdings Limited	Cyprus	100	%(10)
OOO Dr. Reddy’s Laboratories Limited	Russia	100	%(10)
OOO DRS LLC	Russia	100	%(9)
OctoPlus N.V. (from February 15, 2013)	Netherlands	100	%(13)
OctoPlus Development B.V. (from February 15, 2013)	Netherlands	100	%(14)
OctoPlus Sciences B.V. (from February 15, 2013)	Netherlands	100	%(14)
OctoPlus PolyActive Sciences B.V. (from February 15, 2013)	Netherlands	100	%(15)
OctoPlus Technologies B.V. (from February 15, 2013)	Netherlands	100	%(14)
OctoShare B.V. (from February 15, 2013)	Netherlands	100	%(14)

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Promius Pharma LLC	U.S.A.	100	%(6)
Reddy Antilles N.V.	Netherlands	100%
Reddy Specialities GmbH (formerly Reddy beta GmbH)	Germany	100	%(8)
Reddy Cheminor S.A.	France	100	%(2)
Reddy Holding GmbH	Germany	100	%(10)
Reddy Netherlands B.V.	Netherlands	100	%(10)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia S.p.A.	Italy	100	%(7)
Reddy US Therapeutics Inc. (until July 3, 2013)	U.S.A.	100	%(1)

(1)	Indirectly owned through Reddy Antilles N.V.
(2)	Subsidiary under liquidation.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)

Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary, as we hold a 51.33% stake. However, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.
(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through Eurobridge Consulting B.V.
(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia S.p.A.
(12)	Indirectly owned through DRL Impex Limited
(13)	Indirectly owned through Reddy Netherlands B.V.
(14)	Indirectly owned through OctoPlus N.V.
(15)	Indirectly owned through OctoPlus Sciences B.V.
(16)	DRANU LLC is consolidated in accordance with guidance available in IFRS 10.

4.D. Property, plant and equipment

The following table sets forth current information relating to our principal facilities:

Sl. No.	Location	Approximate Area (Square feet)	Built up Area (Square feet)	Certifications	Installed Capacity	Actual Production

	Within India

1	API Hyderabad Plant 1, Telangana, India	734,013	399,339	U.S. FDA and EUGMP	4,792(8)(11)	3,542	(8)(11)
2	API Hyderabad Plant 2, Telangana, India	725,274	405,956	U.S. FDA and EUGMP	See above(11)	See above	(11)
3	API Hyderabad Plant 3, Telangana, India	715,610	217,515	U.S. FDA and EUGMP	See above(11)	See above	(11)
4	API Hyderabad Plant 4, Telangana, India	228,033	141,035	U.S. FDA and EUGMP	See above(11)	See above	(11)
5	API Nalgonda Plant, Telangana, India	3,402,907	576,570	U.S. FDA and EUGMP	See above(11)	See above	(11)
6	API Srikakulam Plant, Andhra Pradesh, India	4,047,595	1,859,056	U.S. FDA and EUGMP	See above(11)	See above	(11)
7	API Srikakulam Plant (SEZ), Andhra Pradesh, India	11,001,863	414,351	—	N/A	N/A
8	Technology Development Centre Hyderabad 1, Telangana, India	113,256	95,394	ISO 27001: 2005 Information Security Management System	N/A	N/A
9	Technology Development Centre Hyderabad 2, Telangana, India	68,825	23,538	ISO 27001: 2005 Information Security Management System	N/A	N/A
10	Formulations Hyderabad Plant 1, Telangana, India	217,729	154,217	(2)	10,636(6)(13)(15)	5,456	(6)(13)
11	Formulations Hyderabad Plant 2, Telangana, India	1,306,372	832,559	(3)	See above(13)	See above	(13)
12	Formulations Yanam Plant, Pondicherry, India	457,000	63,738	—	See above(13)	See above	(13)
13	Formulations Baddi Plant 1, Himachal Pradesh, India	786,261	217,546	WHO-GMP	See above(13)	See above	(13)
14	Formulations Baddi Plant 2, Himachal Pradesh, India	378,190	205,284	—	See above(13)	See above	(13)
15	Biologics Hyderabad, Telangana, India	789,727	213,002	(2)	123,682(9)(14)	66,657	(9)
16	Formulations Hyderabad Plant 3, Telangana, India	783,823	833,841	(4)	11,600(6)(10)	6,501	(6)
17	Formulations Srikakulam Plant (SEZ), Andhra Pradesh, India(16)	879,034	308,316	—	N/A	N/A
18	Formulations Visakhapatnam Plant (SEZ), Andhra Pradesh, India	908,800	179,451	U.S. FDA, ANVISA, Brazil and BfARM, Germany	127(6)(7)	2	(6)
19	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	251,784	15,332	—	N/A	N/A
20	ADTL Hyderabad, Telangana, India(7)	187,308	118,012	—	N/A	N/A

	Outside India

21	API Cuernavaca Plant, Mexico	2,361,840	689,719	(1)	3,500(8)	2,046	(8)
22	API Mirfield Plant, United Kingdom	1,785,960	653,400	ISO 9001:2008, MHRA (UK), U.S. FDA and Korean FDA (Travapost)	(12)	(12)
23	API Middleburgh Plant, New York, United States(5)	292,000	26,000	—	50-100(17)	N/A
24	Technology Development Centre, Cambridge, United Kingdom(5)	32,966	32,966	—	N/A	N/A
25	Technology Development Centre, OctoPlus N.V., Leiden, the Netherlands(5)	56,500	18,700	EUGMP	2(7)(8)	0.07	(7)(8)
26	Formulations Beverley Plant, East Yorkshire, United Kingdom	81,000	32,500	U.K. Medicine Control Agency, British Retail Consortium	N/A	N/A
27	Formulations Shreveport Plant, Louisiana, United States	1,817,123	335,000	U.S. FDA	5,875(6)(10)	3,376	(6)
28	Formulations Bristol Plant, TN, United States	1,742,400	390,000	U.S. FDA	2,460(6)(10)	218	(6)

(1)	U.S. FDA; European Directorate for the Quality of Medicines & HealthCare (“EDQM”); Ministry of Health, Labour and Welfare, Japan; Secretaría de Salud, Mexico; Ministry of Health, Romania.
(2)

Ministry of Health, Uganda; Brazilian National Agency of Sanitary Surveillance (“ANVISA”), Brazil; National Medicines Agency, Romania; Ministry of Health, Ukraine; Gulf Cooperation Council (“GCC”) group of countries.

(3)

Medicine Control Council, Republic of South Africa; The State Company for Marketing Drugs and Medical Appliances, Ministry of Health, Iraq; Sultanate of Oman, Ministry of Health, Muscat; Ministry of Health, State of Bahrain; State Pharmaceutical Inspection, Republic of Latvia; Pharmaceutical and Herbal Medicines, Registration and Control Administrations, Ministry of Health, Kuwait. National Medicines Agency, Romania; Ministry of Health, Ukraine; Ministry of Health, Indonesia; Health Authorities, Nigeria; Ministry of Health, Kirgystan; World Health Organization, cGMP; ANVISA, Brazil; Medicines and Health Care Products Regulatory Agencies (“MHRA”), U.K., British Retail Consortium; Danish Medicines Agency; BfARM, Germany.

(4)

U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Ministry of Health, United Arab Emirates; Medicines Control Council, South Africa; ANVISA, Brazil; National Medicines Agency, Romania; Danish Medicines Agency, Environmental Management System ISO 14001; Occupational Health and Safety Management System – OHSAS 18001; Quality Management System-ISO 9001:2000; BfARM, Germany.

(5)	Leased facilities.
(6)	Million units.
(7)	On a single shift basis.
(8)	Tons.
(9)	Grams.
(10)	Three shift basis
(11)	Represents the aggregate capacity and production for the facilities serially numbered from 1 to 6 in this table.
(12)	Capacity and production at this facility is not separately tracked.
(13)	Represents the aggregate capacity and production for the facilities serially numbered from 10 to 14 in this table.
(14)	Installed capacity is variable and subject to changes in product mix, and utilization of manufacturing facilities given the nature of production.
(15)	On a two shift basis.
(16)	This facility is part of our PSAI segment’s Special Economic Zone (“SEZ”) in Devunipalavalasa, Srikakulam, Andhra Pradesh, India.
(17)	Kilograms.

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

Global Generics

During the year ended March 31, 2014, we set up a new manufacturing facility in a Special Economic Zone in Duvvada, Visakhapatnam, Andhra Pradesh, India for the manufacture of parenteral (injectable form) products. This will ease the manufacturing pressure and optimize the capacities across our plants.

During the year ended March 31, 2013, we also expanded our biosimilars facility in Hyderabad, Telangana, India to meet growing demand in emerging markets.

We are also in the process of obtaining approvals from the U.S. FDA for products to be manufactured from a recently commissioned oral solid dosage form facility in a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. The new plant is intended for the manufacture of new molecules, and certain high volume products of our Global Generics segment.

Pharmaceutical Services and Active Ingredients

During the year ended March 31, 2013, we also set up a new manufacturing facility in a Special Economic Zone located in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. We have begun filing some of our new DMFs from this location and we expect to file some more during the year ending March 31, 2015. This plant is adjacent to an existing plant, in a newly acquired area of approximately 250 acres under a Pharmaceutical-Sector specific Special Economic Zone for fiscal benefits. This location also houses our Global Generics segment’s recently commissioned oral solid dosage form facility. The formal governmental approval for designating the property as a Special Economic Zone has been obtained.

Material plans to construct, expand and improve facilities

As of March 31, 2014, we had capital work-in-progress and capital commitments of Rs.6,675 million and Rs.2,920 million, respectively, for expansion of our manufacturing and research facilities, primarily relating to facilities located in India and the United States. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and other investments. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2015 and March 31, 2016.

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

Proprietary Products: This segment includes the discovery and development of new chemical entities and differentiated formulations for subsequent commercialization. Our differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also includes our specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

The CODM reviews revenue and gross profit as the performance indicator, and does not review the total assets and liabilities for each reportable segment. The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of our consolidated financial statements.

Critical Accounting Policies

Critical accounting policies are defined as those that in our view are the most important to the portrayal of our financial condition and results and that require the most exercise of management’s judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and application of these are discussed in detail in Notes 2 and 3 to our consolidated financial statements.

Accounting estimates and judgments

While preparing financial statements in conformity with IFRS, we make certain estimates and assumptions that require difficult, subjective and complex judgments. These judgments affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses, disclosure of contingent liabilities at the statement of financial position date and the reported amount of income and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information.

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

•

Chargebacks: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our books closure process, a chargeback validation is performed in which we track and reconcile the volume of sold inventory for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 90% of the total value of chargebacks outstanding at every reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

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

•

Medicaid Payments: We estimate the portion of our sales that may get dispensed to customers covered under Medicaid programs based on the proportion of units sold in the previous two quarters for which a Medicaid claim could be received as compared to the total number of units sold in the previous two quarters. The proportion is based on an analysis of the actual Medicaid claims received for the preceding four quarters. In addition, we also apply the same percentage on the derived estimated inventory sold and delivered by us to our wholesalers and other direct customers to arrive at the potential volume of products on which a Medicaid claim could be received. We use this approach because we believe that it corresponds to the approximate six month time period it takes for us to receive claims from the various Medicaid programs. After estimating the number of units on which a Medicaid claim is to be paid, we use the latest available Medicaid reimbursement rate per unit to calculate the Medicaid accrual. In the case of new products, accruals are done based on specific inputs from our marketing team or data from the publications of IMS Health.

•

Shelf Stock Adjustments: Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by us, and are accrued when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

•

Cash Discounts: We offer cash discounts to our customers, generally at 2% of the gross sales price, as an incentive for paying within invoice terms, which generally range from 45 to 90 days. Accruals for such cash discounts do not involve any significant variables, and the estimates are based on the gross sales price and agreed cash discount percentage at the time of invoicing.

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 67% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2014. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

a)

Estimated inventory – Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents an immaterial variation. Therefore, we believe that our estimation process in regard to this variable is reasonable.

b)

Unit pricing rate – At any point in time, inventory volumes on which we carry our chargeback accrual represents up to 1.5 months of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2013, 2012 and 2011, respectively, and ended March 31, 2014, 2013 and 2012, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). We note that the impact on net sales on account of such price variation was negligible.

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

A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2012, 2013 and 2014, respectively:

Particulars	Chargebacks		Rebates	Medicaid	Sales Returns
	(All values in U.S. $ millions)
Beginning Balance: April 1, 2011	80		40	4	9
Current provisions relating to sales in current year	886		158	8	13
Provisions and adjustments relating to sales in prior years		*	4	0	0
Credits and payments**	(842)		(142)	(5)	(8)
Ending Balance: March 31, 2012	124		60	7	14

Beginning Balance: April 1, 2012	124		60	7	14
Current provisions relating to sales in current year	1,162		246	14	19
Provisions and adjustments relating to sales in prior years		*	1	1	—
Credits and payments**	(1,119)		(194)	(10)	(13)
Ending Balance: March 31, 2013	167		113	12	20

Beginning Balance: April 1, 2013	167		113	12	20
Current provisions relating to sales in current year	1,029		355	17	24
Provisions and adjustments relating to sales in prior years		*	2	0	—
Credits and payments**	(1,070)		(340)	(14)	(16)
Ending Balance: March 31, 2014	126		130	15	28

*

Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent an average of 1 to 1.5 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

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

Shipping and handling costs

Shipping and handling costs incurred to transport products to customers and internal transfer costs incurred to transport the products from our factories to various points of sale are included in selling, general and administrative expenses.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity securities, trade and other receivables, cash and cash equivalents, loans and borrowings, trade and other payables and certain other assets and liabilities.

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

Other investments

Other investments consist of term deposits with original maturities of more than three months, mutual funds and equity securities.

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

Derivative financial instruments

We are exposed to exchange rate risks which arise from our foreign exchange revenues, expenses and borrowings primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

We use derivative financial instruments, including forward exchange contracts, option contracts and currency swap contracts, to mitigate our risk of changes in foreign currency exchange rates and interest rates. We also use non-derivative financial instruments as part of our foreign currency exposure risk mitigation strategy.

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

Hedges of recognized assets and liabilities

Changes in the fair value of derivative financial instruments (such as forward contracts and option contracts) that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the consolidated income statement. The changes in fair value of such derivative financial instruments, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance income/(expense)” in the consolidated income statement.

Hedges of changes in the interest rates

Consistent with our risk management policy, we use interest rate swaps to mitigate the risk of changes in interest rates. We do not use such instruments for trading or speculative purposes.

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

Business combinations

We use the acquisition method of accounting to account for any business combination that occurred on or after April 1, 2009. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect, those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive.

We measure goodwill as of the applicable acquisition date at the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in the consolidated income statement. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by us to the previous owners of the acquiree, and equity interests issued by us. Consideration transferred also includes the fair value of any contingent consideration. Consideration transferred does not include amounts related to settlement of pre-existing relationships. Any goodwill that arises on account of such business combination is tested annually for impairment. A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably. On an acquisition-by-acquisition basis, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Transaction costs incurred by us in connection with a business combination, such as finder’s fees, legal fees, due diligence fees and other professional and consulting fees, are expensed as incurred.

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

Expenditures on development activities involving a plan or design for the production of new or substantially improved products and processes are capitalized only if:

•	development costs can be measured reliably;

•	the product or process is technically and commercially feasible;

•	future economic benefits are probable; and

•	we intend to and have sufficient resources to complete development and to use or sell the asset.

Our internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. However, where the recognition criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2014, no internal drug development expenditure amounts have met the recognition criteria. The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

In conducting our research and development activities related to differentiated formulations and new chemical entities (“NCEs”), we seek to optimize our expenditures and to limit our risk exposures. Most of our current research and development projects related to differentiated formulations and NCEs are at an early discovery/development phase. These early development stage exploratory projects are numerous and are characterized by uncertainty with respect to timing and cost of completion. At such time as a research and development project related to a differentiated formulation or NCE progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:

a)	it is expected to account for more than 10% of our total research and development costs; and

b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.

Historically, none of our development projects have met the significance thresholds listed above.

A substantial portion of our current research and development activities relates to the development of bio-equivalent products, which do not require full scale clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2014 were Rs.12,402 million, which was approximately 9% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2014, 2013 and 2012 represented approximately 62%, 60% and 71%, respectively, of our total research and development expenditures.

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

Intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognized immediately in the consolidated income statement.

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

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and taxable temporary differences arising upon the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

5.A. Operating results

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the Year Ended March 31,
	2012			2013			2014
	(Rs. in millions)
	Revenues		Revenues (Segment % of Total)	Revenues		Revenues (Segment % of Total)	Revenues		Revenues (Segment % of Total)
Global Generics	Rs.	70,243	72%	Rs.	82,563	71%	Rs.	105,164	80%
Pharmaceutical Services and Active Ingredients		23,812	25%		30,702	26%		23,974	18%
Proprietary Products		1,078	1%		1,468	1%		1,778	1%
Others		1,604	2%		1,533	2%		1,254	1%

Total	Rs.	96,737	100%	Rs.	116,266	100%	Rs.	132,170	100%

The following table sets forth, for the periods indicated, our gross profits by segment:

	For the Year Ended March 31,
	2012			2013			2014
	(Rs. in millions)
	Gross Profit		Gross Profit (% of Segment Revenue)	Gross Profit		Gross Profit (% of Segment Revenue)	Gross Profit		Gross Profit (% of Segment Revenue)
Global Generics	Rs.	44,263	63%	Rs.	48,721	59%	Rs.	69,148	66%
Pharmaceutical Services and Active Ingredients		7,508	32%		9,970	32%		4,848	20%
Proprietary Products		903	84%		1,324	90%		1,606	90%
Others		631	39%		564	37%		199	16%

Total	Rs.	53,305	55%	Rs.	60,579	52%	Rs.	75,801	57%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage Increase/(Decrease)
	For the Year Ended March 31,
	2012	2013	2014	2012 to 2013	2013 to 2014
Revenues	100.0%	100.0%	100.0%	20%	14%
Gross profit	55.1%	52.1%	57.4%	14%	25%
Selling, general, and administrative expenses	30.9%	29.5%	29.3%	15%	13%
Research and development expenses	6.1%	6.6%	9.4%	30%	62%
Other (income)/expense, net	(0.8%)	(2.1%)	(1.1%)	224%	(43%)
Results from operating activities	18.9%	18.2%	19.8%	16%	23%
Finance (expense)/income, net	0.2%	0.4%	0.3%	187%	(13%)
Profit before income taxes	19.1%	18.6%	20.1%	17%	23%
Income tax expense, net	(4.3%)	(4.2%)	(3.9%)	17%	4%
Profit for the period	14.7%	14.4%	16.3%	18%	28%

Fiscal Year Ended March 31, 2014 compared to Fiscal Year Ended March 31, 2013

Revenues

•

Our overall consolidated revenues were Rs.132,170 million for the year ended March 31, 2014, an increase of 14% as compared to Rs.116,266 million for the year ended March 31, 2013. Revenue growth for the year ended March 31, 2014 was largely driven by our Global Generics segment’s operations in the United States and our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia).

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2012			2013			2014
	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*
	(Rs. in millions)

Global Generics	Rs.	70,243	72%	Rs.	82,563	71%	Rs.	105,164	80%
North America (the United States and Canada)		31,889	45%		37,846	46%		55,303	53%
Europe		8,259	12%		7,716	9%		6,970	6%
India		12,931	18%		14,560	18%		15,713	15%
Russia and other countries of the former Soviet Union		13,260	19%		16,908	20%		19,819	19%
Rest of the World		3,904	6%		5,533	7%		7,359	7%
Pharmaceutical Services and Active Ingredients	Rs.	23,812	25%	Rs.	30,702	26%	Rs.	23,974	18%
North America (the United States and Canada)		4,272	18%		5,744	19%		3,820	16%
Europe		8,424	35%		12,007	39%		9,058	38%
India		3,586	15%		4,638	15%		3,787	16%
Rest of the World		7,531	32%		8,313	27%		7,309	30%
Proprietary Products and Others	Rs.	2,682	3%	Rs.	3,001	3%	Rs.	3,032	2%

Total	Rs.	96,737	100%	Rs.	116,266	100%	Rs.	132,170	100%

*	The percentage of geography revenue to total represents the respective geography’s revenue to the total segment’s revenue.

•

During the year ended March 31, 2014, the Indian rupee depreciated by approximately 10%, 14%, and 4% against the U.S. dollar, the Euro and the Russian rouble, respectively, as compared to the year ended March 31, 2013. This change in the exchange rates resulted in higher reported revenues because of the increase in Indian rupee realization from sales in U.S. dollars, Euros and Russian roubles. However, our higher realization for the U.S. dollar was partially offset by net losses incurred on cash flow hedges undertaken by us to hedge the foreign currency risk associated with highly probable forecasted sales transactions. Accordingly, on a net basis, our realizations of U.S. dollar denominated revenues reported in Indian rupees were higher by 15% during the year ended March 31, 2014, as compared to our revenues during the year ended March 31, 2013 adjusted for losses on such cash flow hedges, on account of depreciation of the Indian rupee.

•

Our provision for sales returns as at March 31, 2014 was Rs.2,504 million, as compared to a provision of Rs.1,904 million as at March 31, 2013. This increase in our provision was primarily due to higher sales recorded during the year ended March 31, 2014. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3(1) of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. For further information regarding our sales return provisions, see Notes 3(1) and 21 to our consolidated financial statements.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.105,164 million for the year ended March 31, 2014, an increase of 27% as compared to Rs.82,563 million for the year ended March 31, 2013. North America (the United States and Canada), India and our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), contributed approximately 93% of the revenues of this segment for the year ended March 31, 2014.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 20% resulting from the introduction of new products during the year ended March 31, 2014;

•	an increase of approximately 3% resulting from the net impact of increases in sales prices of products; and

•	an increase of approximately 4% resulting from increased sales volumes of existing products;

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the year ended March 31, 2014 were Rs.55,303 million, an increase of 46% as compared to our revenues of Rs.37,846 million for the year ended March 31, 2013. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), this segment’s revenues from such geography grew by 25% in the year ended March 31, 2014 as compared to the year ended March 31, 2013. This growth was largely attributable to the following:

•	Revenues from 9 new products launched in the year ended March 31, 2014. The following table sets forth, for the year ended March 31, 2014, products that we launched in the United States:

Product	Innovator’s Brand	Innovator
Zoledronic acid (5mg/100ml)	Reclast®	Novartis AG
Lamotrigine Extended Release	Lamictal® XR	GlaxoSmithKline
Azacitidine	Vidaza®	Celgene Corporation
Divalproex Extended Release	Depakote® ER	GlaxoSmithKline
Donepezil 23 mg	Aricept® 23 mg	Eisai Inc.
Decitabine	Dacogen®	Eisai Inc.
Amlodipine besylate and atorvastatin calcium	Caduet®	Pfizer Inc.
Sumatriptan Auto Injector	Imitrex STATdose Pen®	Pfizer Inc.
Moxifloxacin	Avelox®	Bayer AG

•	Market share expansion in our existing key products, such as metoprolol succinate and atorvastatin.

During the year ended March 31, 2014, we made 13 U.S. filings, which includes one NDA filing under section 505(b)(2) and 12 ANDA filings, bringing our cumulative ANDA filings to 209. We now have 62 ANDAs pending approval at the U.S. FDA, out of which 39 are Paragraph IV filings and we believe 9 to have first to file status. We have also received a tentative approval for one of our NDAs filed under section 505(b)(2).

A significant portion of our Global Generics segment’s revenue growth in North America (the United States and Canada) during the year ended March 31, 2014 was on account of sales from launches of new products. However, revenues from the launch of new products in North America (the United States and Canada) by this segment were significantly high during the year ended March 31, 2014, and may not contribute towards revenue growth as significantly during the year ending March 31, 2015. Nonetheless, we are optimistic about garnering additional market shares in some of our existing products during the year ending March 31, 2015.

India: Our revenues from India in the year ended March 31, 2014 were Rs.15,713 million, an increase of 8% as compared to the year ended March 31, 2013. During the year ended March 31, 2014, the Government of India released drug price notifications for a majority of the 348 products listed in the National List of Essential Medicines that are subject to price controls under the Drugs (Price Control) Order, 2013. The reduced prices from these price controls adversely impacted the revenues from our India business by approximately 3% (the annualized impact is approximately 4%) for the year ended March 31, 2014.

Despite the adverse impact of the aforesaid reduction in prices, growth was largely driven by an increase in sales volumes across our key brands, as well as revenues from 11 new products launched during the year ended March 31, 2014. According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2014, our sales value grew by 12.2%. In comparison, the Indian pharmaceutical market grew by 9.9% during such period.

Bio-similar products are one of the key contributors to our revenues from India, and represented approximately 7% of our revenues from India during the year ended March 31, 2014.

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), for the year ended March 31, 2014 were Rs.27,178 million, an increase of 21% over the year ended March 31, 2013. The reasons for this growth are set forth below in the separate discussions of these geographies.

Russia: Our revenues from Russia for the year ended March 31, 2014 were Rs.16,333 million, an increase of 16% over the year ended March 31, 2013. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues grew by 11% in the year ended March 31, 2014 as compared to the year ended March 31, 2013. The growth was largely driven by an increase in sales across our key brands (such as Nise, Omez, Ketorol, Senade and Cetrine) as well as new product launches. According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2014, our sales value and volume growths for the year ended March 31, 2014 were 7.7% and 4.1%, respectively, as compared to the Russian pharmaceutical market value growth and volume decrease of 1.9% and 5.0%, respectively. During the same period, our volume market share increased from 1.64% to 1.80%, according to IMS Health. Our sales of OTC products have grown significantly, and accounted for 34% of the total sales made by us in Russia during the year ended March 31, 2014. We intend to further increase our OTC sales by various branding and other marketing initiatives. According to IMS Health, in the year ended March 31, 2014, we have improved our rank by five positions in the OTC segment as compared to the year ended March 31, 2013. As per IMS Health’s moving annual total report for the 12 months ended March 31, 2014, our OTC sales value and volume growths in Russia for the year ended March 31, 2014 were 18.8% and 16.8%, respectively, as compared to the Russian OTC pharmaceutical market value growth and volume decrease of 1.4% and 6.0%, respectively.

Other countries of the former Soviet Union: Our revenues from other countries of the former Soviet Union for the year ended March 31, 2014 were Rs.3,486 million, an increase of 22% over the year ended March 31, 2013. This growth was largely led by increased revenues resulting from higher prices from sales in Ukraine and increased sales volumes from sales in Uzbekistan, Belarus and Kazakhstan. This growth also benefitted from the depreciation of the Indian rupee against the U.S. dollar and the Ukrainian hryvnia.

Rest of the World Markets: We refer to all markets of this segment other than North America, Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our revenues from our “Rest of the World” markets were Rs.7,359 million in the year ended March 31, 2014, an increase of 33% as compared to the year ended March 31, 2013. The growth was largely led by increased revenues resulting from higher prices and increased sales volumes from South Africa and Venezuela, and was partially offset by the impact of devaluation of the Venezuelan bolivar.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our Pharmaceutical Services and Active Ingredients (“PSAI”) segment’s revenues for the year ended March 31, 2014 were Rs.23,974 million, a decrease of 22% as compared to the year ended March 31, 2013. After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, such decrease was largely attributable to:

•

decreased sales of active pharmaceutical ingredients, as some of our key customers lost market share during the year, coupled with lower sales from “launch molecules” (i.e., API sales to customers to support their generic product launches related to impending patent expirations) to our customers in the year ended March 31, 2014, which decreased our PSAI segment’s revenues by 16%; and

•	decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies which decreased our PSAI segment’s revenues by 6%.

In the year ended March 31, 2014, our PSAI segment filed 61 Drug Master Files (“DMFs”) worldwide, of which 12 were filed in the United States, 13 were filed in Europe and 36 were filed in other countries. Cumulatively, our total DMFs filed worldwide as of March 31, 2014 were 631, including 196 DMFs filed in the United States.

Gross Profit

Our total gross profit was Rs.75,801 million in the year ended March 31, 2014, representing 57.4% of our total revenues for this period, as compared to Rs.60,579 million in the year ended March 31, 2013, representing 52.1% of our total revenues for this period.

The following table sets forth, for the periods indicated, our gross profit by segment:

	For the Year Ended March 31,
	2012			2013			2014
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
	(Rs. in millions)
Global Generics	Rs.	44,263	63.0%	Rs.	48,721	59.0%	Rs.	69,148	65.8%
Pharmaceutical Services and Active Ingredients		7,508	31.5%		9,970	32.5%		4,848	20.2%
Proprietary Products		903	83.7%		1,324	90.2%		1,606	90.3%
Others		631	39.3%		564	36.8%		199	15.8%

Total	Rs.	53,305	55.1%	Rs.	60,579	52.1%	Rs.	75,801	57.4%

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased from 59.0% in the year ended March 31, 2013 to 65.8% in the year ended March 31, 2014, on account of:

•

the favorable impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products) primarily attributable to an increased proportion of sales from new product launches with better margins; and

•	higher price realizations from existing products, primarily due to the favorable impact of the depreciation of the Indian rupee against the U.S. Dollar.

The gross profits from our PSAI segment decreased from 32.5% during the year ended March 31, 2013 to 20.2% during the year ended March 31, 2014, due to the following:

•

the unfavorable impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products) primarily on account of lower sales from “launch molecules” (i.e., API sales to customers to support their generic product launches related to impending patent expirations) to our customers during the year; and

•	increased pricing pressures on key products.

Selling, general and administrative expenses

Our selling, general and administrative expenses for the year ended March 31, 2014 were Rs.38,783 million, an increase of 13% as compared to Rs.34,272 million for the year ended March 31, 2013. After taking into account the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 5.2%;

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), which increased our selling, general and administrative expenses by 4.8%; and

•	increased legal and professional services cost, which increased our selling, general and administrative expenses by 2.0%.

As a proportion of our total revenues, our selling, general and administrative expenses have marginally decreased from 29.5% during the year ended March 31, 2013 to 29.3% during the year ended March 31, 2014.

Research and development expenses

Our research and development expenses in the year ended March 31, 2014 were Rs.12,402 million, an increase of 62% as compared to Rs.7,674 million in the year ended March 31, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds. Our research and development expenditures accounted for 9.4% of our total revenues in the year ended March 31, 2014, as compared to 6.6% in the year ended March 31, 2013. Approximately 62% of our research and development expenses during the year ended March 31, 2014 were spent towards the development of bio-equivalent products and the other 38% was dedicated to innovative and bio-pharmaceutical research.

Reversal of impairment losses

Consequent to the increase in expected cash flows of some of the products forming part of the product related intangibles pertaining to our Global Generics segment, we estimated the recoverable amount of such intangible assets and assessed that the impairment loss recorded in an earlier period should be reversed. Accordingly, a reversal of impairment loss of Rs.497 million for such product related intangibles was recorded for the year ended March 31, 2014 under “Selling, general and administrative expenses” in the consolidated income statement. The expected cash flows increased primarily due to various market dynamics, such as reduced competition and favorable pricing position.

Other income, net

Our net other income was Rs.1,416 million for the year ended March 31, 2014, as compared to a net other income of Rs.2,479 million for the year ended March 31, 2013. The decrease in net other income by Rs.1,063 million was largely attributable to the following:

•

during March 2013, we entered into an agreement with Nordion Inc. (formerly known as MDS Inc.) to settle our ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, we received a one-time settlement amount of Rs.1,220 million (U.S.$22.5 million) from Nordion Inc., out of which Rs.108 million (U.S.$2 million) was towards reimbursement of research and development cost and was recorded as reduction in such cost. The balance of Rs.1,112 million (U.S.$20.5 million) was compensation for lost profits and was recorded as part of other income; and

•	other income for the year ended March 31, 2014 includes Rs.415 million (CAD6.75 million) from the resolution of litigation associated with the sale of one of our generic products in North America.

Finance income, net

Our net finance income was Rs.400 million for the year ended March 31, 2014, as compared to net finance income of Rs.460 million for the year ended March 31, 2013. The decrease in net finance income by Rs.60 million was largely attributable to an increase in our net interest expense, which was Rs.189 million for the year ended March 31, 2014 as compared to Rs.118 million for the year ended March 31, 2013.

Profit before income taxes

As a result of the above, profit before income taxes was Rs.26,606 million for the year ended March 31, 2014, an increase of 23% as compared to Rs.21,676 million for the year ended March 31, 2013.

Income tax expense

Our consolidated weighted average tax rates for the years ended March 31, 2014 and 2013 were 19.1% and 22.6%, respectively. Income tax expense was Rs.5,094 million for the year ended March 31, 2014, as compared to income tax expense of Rs.4,900 million for the year ended March 31, 2013. The decrease in effective tax rate by 3.5% for the year ended March 31, 2014 was primarily attributable to the following:

•	a decrease in the effective tax rate by approximately 3.2% as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad over a previously litigated tax matter;

•	a decrease in the effective tax rate by approximately 0.9% on account of impairment losses and reversal of impairment losses; and

•

a decrease in the effective tax rate by approximately 1.6% due to increased research and development expenditures which were eligible for weighted tax deduction. This decrease was largely offset by an increase in the effective tax rate on account of unrecognized deferred tax assets, primarily pertaining to OctoPlus N.V., Dr. Reddy’s Laboratories New York, Inc. and Dr. Reddy’s Srl.

Profit for the period

As a result of the above, our net result was a net profit of Rs.21,512 million in the year ended March 31, 2014, as compared to a net profit of Rs.16,776 million in the year ended March 31, 2013.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Revenues

•

Our overall consolidated revenues were Rs.116,266 million for the year ended March 31, 2013, an increase of 20% as compared to Rs.96,737 million for the year ended March 31, 2012. Our revenues for the year ended March 31, 2012 included a profit share pursuant to our agreement with Teva Pharmaceutical Industries Ltd. of Rs.4,500 million, attributable to sales of olanzapine 20 mg tablets in the United States with a 180 days marketing exclusivity. Excluding this impact, revenues increased by 26% for the year ended March 31, 2013 as compared to the year ended March 31, 2012. Revenue growth for the year ended March 31, 2013 was largely driven by our Global Generics segment’s operations in the United States, India and our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), as well as our Pharmaceutical Services and Active Ingredients segment’s operations.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2011			2012			2013
	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*
	(Rs. in millions)

Global Generics	Rs.	53,340	71%	Rs.	70,243	72%	Rs.	82,563	71%
North America (the United States and Canada)		18,996	36%		31,889	45%		37,846	46%
Europe		8,431	16%		8,259	12%		7,716	9%
India		11,690	22%		12,931	18%		14,560	18%
Russia and other countries of the former Soviet Union		10,858	20%		13,260	19%		16,908	20%
Rest of the World		3,365	6%		3,904	6%		5,533	7%
Pharmaceutical Services and Active Ingredients	Rs.	19,648	26%	Rs.	23,812	25%	Rs.	30,702	26%
North America (the United States and Canada)		3,170	16%		4,272	18%		5,744	19%
Europe		7,020	36%		8,424	35%		12,007	39%
India		2,619	13%		3,586	15%		4,638	15%
Rest of the World		6,838	35%		7,531	32%		8,313	27%
Proprietary Products and Others	Rs.	1,705	3%	Rs.	2,682	3%	Rs.	3,001	3%

Total	Rs.	74,693	100%	Rs.	96,737	100%	Rs.	116,266	100%

*	The percentage of geography revenue to total represents the respective geography’s revenue to the total segment’s revenue.

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

•

Our provision for sales returns as at March 31, 2013 was Rs.1,904 million, as compared to a provision of Rs.1,335 million as at March 31, 2012. This increase in our provision is primarily due to higher sales recorded during the year ended March 31, 2013. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.1. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. For further information regarding our sales return provisions, see Note 21 to our consolidated financial statements.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.82,563 million for the year ended March 31, 2013, an increase of 18% as compared to Rs.70,243 million for the year ended March 31, 2012. This segment’s revenues for the year ended March 31, 2012 included a profit share pursuant to our agreement with Teva Pharmaceutical Industries Ltd. of Rs.4,500 million, attributable to sales of olanzapine 20 mg tablets in the United States subject to 180 days marketing exclusivity. Excluding this impact, revenues from our Global Generics segment increased by 26% for the year ended March 31, 2013 as compared to the year ended March 31, 2012. North America (the United States and Canada), our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) and India, contribute approximately 91% of the revenues of this segment for the year ended March 31, 2013.

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

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the year ended March 31, 2013 were Rs.37,846 million, an increase of 19% as compared to our revenues of Rs.31,889 million for the year ended March 31, 2012. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), this segment’s revenues from such geography grew by 10% in the year ended March 31, 2013 as compared to the year ended March 31, 2012.

Excluding the impact of Olanzapine profit share revenues from Teva Pharmaceuticals Ltd. of Rs.4,500 million during the year ended March 31, 2012, the revenues from North America (the United States and Canada) for the year ended March 31, 2013 increased by 38% as compared to the year ended March 31, 2012. In U.S. dollar absolute currency terms (i.e., U.S dollars without taking into account the effect of currency exchange rates), this segment’s revenues from such geography grew by 29% in the year ended March 31, 2013 as compared to the year ended March 31, 2012. This growth was largely attributable to the following:

•

Revenues from 14 new products launched in the year ended March 31, 2013, including the 180 days marketing exclusivity of finasteride 1 mg (our generic version of Propecia®) and clopidogrel 300 mg (our generic version of Plavix®). The following table sets forth, for the year ended March 31, 2013, products that we launched in the United States:

Product	Therapeutic Category	Innovator’s Brand
Olanzapine (other than 20 mg)	Antipsychotic	Zyprexa®
Lansoprazole OTC	Gastro-intestinal	Prevacid®
Clopidogrel	Cardiovascular	Plavix®
Ropinirole hydrochloride XR	Central nervous system	Requip XL®
Atorvastatin	Cardiovascular	Lipitor®
Ibandronate sodium	Calcium regulator	Boniva®
Montelukast sodium, Montelukast sodium chewable, and Montelukast sodium oral granules	Respiratory	Singulair®
Metoprolol succinate ER	Cardiovascular	Toprol - XL®
Amoxicillin (tablets, capsules and oral suspension)	Anti-infective	Amoxil®
Sildenafil	Cardiovascular	Revatio®
Finasteride	Alopecia agent	Propecia®
Desloratadine ODT	Anti-infective	Clarinex® Reditabs®
Zoledronic acid injection	Calcium regulator	Zometa®
Zenatane TM	Dermatology	Accutane®

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

India: Our revenues from India for the year ended March 31, 2013 were Rs.14,560 million, an increase of 13% as compared to the year ended March 31, 2012. This growth was driven by an increase in sales volumes across our key brands, such as Omez, Nise, Stamlo, Razo and Reditux, as well as revenues from 24 new brands launched during the year. According to IMS Health, a market research firm, as per its moving annual total report for the 12 months ended March 31, 2013, our sales value grew by 13.7%. In comparison, the Indian pharmaceutical market grew by 10.2% during such period.

Bio-similar products are one of our key growth drivers in India, and represent approximately 8% of our revenues from India in the year ended March 31, 2013.

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), for the year ended March 31, 2013 were Rs.22,441 million, an increase of 31% over the year ended March 31, 2012. This growth was due to the reasons set forth in the below discussions of these geographies.

Russia: Our revenues from Russia for the year ended March 31, 2013 were Rs.14,048 million, an increase of 27% over the year ended March 31, 2012. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues grew by 18% in the year ended March 31, 2013 as compared to the year ended March 31, 2012. The growth was largely driven by an increase in sales across our key brands (such as Nise, Omez, Ketorol, Senade and Cetrine) as well as new product launches. According to IMS Health, a market research firm, as per its moving annual total report for the 12 months ended March 31, 2013, our sales value and volume growths for the year ended March 31, 2013 were 4.9% and 2.7%, respectively, as compared to the Russian pharmaceutical market value growth and volume decrease of 8.5% and 0.7%, respectively. During the same period, our volume market share increased from 1.65% to 1.70%. We launched 5 new brands in Russia during the year ended March 31, 2013. OTC products represented approximately 34% of our overall sales in Russia and we intend to further strengthen our OTC sales by continuous branding initiatives.

Other countries of the former Soviet Union: Our revenues from other countries of the former Soviet Union for the year ended March 31, 2013 were Rs.2,860 million, an increase of 28% over the year ended March 31, 2012. This growth was largely led by increased revenues resulting from higher prices and increased sales volumes from sales in Ukraine, Belarus and Kazakhstan, and partly benefitted by depreciation of the Indian rupee against the U.S. dollar and Ukrainian hryvnia.

Rest of the World Markets: We refer to all markets of this segment other than North America, Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our revenues from our “Rest of the World” markets were Rs.5,533 million in the year ended March 31, 2013, an increase of 42% as compared to the year ended March 31, 2012. The growth was largely led by increased revenues resulting from higher prices and increased sales volumes from South Africa, Australia and Venezuela, and was partially offset by the impact of devaluation of the Venezuelan bolivar.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our Pharmaceutical Services and Active Ingredients (“PSAI”) segment’s revenues for the year ended March 31, 2013 were Rs.30,702 million, an increase of 29% as compared to the year ended March 31, 2012. This was largely attributable to:

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

Gross Margin

Our total gross margin was Rs.60,579 million for the year ended March 31, 2013, representing 52% of our total revenues for this period, as compared to Rs.53,305 million for the year ended March 31, 2012, representing 55% of our total revenues for this period.

The following table sets forth, for the periods indicated, our gross margin by segment:

	For the Year Ended March 31,
	2011			2012			2013
	Gross Margin		% of Segment Revenue	Gross Margin		% of Segment Revenue	Gross Margin		% of Segment Revenue
	(Rs. in millions)
Global Generics	Rs.	34,499	65%	Rs.	44,263	63%	Rs.	48,721	59%
Pharmaceutical Services and Active Ingredients		5,105	26%		7,508	32%		9,970	32%
Proprietary Products		382	72%		903	84%		1,324	90%
Others		277	24%		631	39%		564	37%

Total	Rs.	40,263	54%	Rs.	53,305	55%	Rs.	60,579	52%

The change in gross margin was primarily on account of the following:

•	the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate;

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

Selling, general and administrative expenses

Our selling, general and administrative expenses for the year ended March 31, 2013 were Rs.34,272 million, an increase of 15% as compared to Rs.29,907 million for the year ended March 31, 2012. Including the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was primarily on account of the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 9%; and

•	higher distribution costs, due to increases in sales volumes and freight cost increases, which increased our selling, general and administrative expenses by 3%.

Our selling, general and administrative expenses as a percentage of sales have gradually declined and were at 30% for the year ended March 31, 2013 as compared to 31% and 32% for the years ended March 31, 2012 and 2011, respectively.

Research and development expenses

Our research and development expenses for the year ended March 31, 2013 were Rs.7,674 million, an increase of 30% as compared to Rs.5,911 million during the year ended March 31, 2012. The increase in research and development expenditure was primarily due to increased spending in our innovative and bio-pharmaceutical research. Our research and development expenditures accounted for 6.6% of our total revenues during the year ended March 31, 2013, as compared to 6.1% during the year ended March 31, 2012. Approximately 60% of our research and development expenses during the year ended March 31, 2013 were spent towards the development of bio-equivalent generic products and the other 40% was dedicated to innovative and bio-pharmaceutical research.

Impairment loss on goodwill and other intangible assets

Based on the business performance and expected cash flows from our business in Italy, we carried out an impairment test of Dr. Reddy’s SRL’s cash-generating unit and recorded an impairment loss of goodwill amounting to Rs.181 million during the year ended March 31, 2013. Further, we also recorded an impairment loss on intangibles amounting to Rs.10 million during the year ended March 31, 2013 pertaining to this cash-generating unit.

Consequent to the decline in expected cash flows of some of the products forming part of the product related intangibles pertaining to our Global Generics segment, we carried out an impairment test of such product related intangibles and recorded an impairment loss of Rs.497 million during the year ended March 31, 2013.

The above impairment losses were recorded under “Selling, general and administrative expenses” in the consolidated income statement.

Other income, net

In the year ended March 31, 2013, our net other income was Rs.2,479 million as compared to the net other income of Rs.765 million in the year ended March 31, 2012. The increase was primarily on account of the following:

•

During March 2013, we entered into an agreement with Nordion Inc. (formerly known as MDS Inc.) to settle our ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, we received a one-time settlement amount of Rs.1,220 million (U.S.$22.5 million) from Nordion Inc., out of which Rs.108 million (U.S.$2 million) was towards reimbursement of research and development cost and was recorded as reduction in such cost. The balance of Rs.1,112 million (U.S.$20.5 million) was compensation for lost profits and was recorded as part of other income; and

•	a net increase in sales of spent chemicals by Rs.208 million.

Finance income, net

Net finance income was Rs.460 million for the year ended March 31, 2013, as compared to net finance income of Rs.160 million for the year ended March 31, 2012. The change was primarily on account of the following:

•	our net foreign exchange gain was Rs.365 million for the year ended March 31, 2013, as compared to a net foreign exchange gain of Rs.689 million for the year ended March 31, 2012;

•

our net interest expense was Rs.118 million for the year ended March 31, 2013, as compared to net interest expense of Rs.690 million for the year ended March 31, 2012 primarily due to increased interest income on our higher term deposits; and

•	our dividend and profit on sale of investments was Rs.213 million for the year ended March 31, 2013, as compared to Rs.161 million for the year ended March 31, 2012.

Profit before income taxes

As a result of the above, profit before income taxes was Rs.21,676 million for the year ended March 31, 2013, an increase of 17% as compared to Rs.18,466 million for the year ended March 31, 2012.

Income tax expense

Income tax expense was Rs.4,900 million for the year ended March 31, 2013, as compared to income tax expense of Rs.4,204 million for the year ended March 31, 2012.

Our consolidated effective tax rate was 22.6% for the year ended March 31, 2013, as compared to a consolidated effective tax rate of 22.8% for the year ended March 31, 2012.

Profit for the period

As a result of the above, our net result was a net profit of Rs.16,776 million for the year ended March 31, 2013, as compared to a net profit of Rs.14,262 million for the year ended March 31, 2012.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Revenues

•

Our overall consolidated revenues were Rs.96,737 million for the year ended March 31, 2012, an increase of 30% as compared to Rs.74,693 million for the year ended March 31, 2011. Revenue growth for the year ended March 31, 2012 was largely driven by our Global Generics segment’s operations in the markets of North America (the United States and Canada) and Russia and our Pharmaceutical Services and Active Ingredients segment’s operations.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2010			2011			2012
	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*
	(Rs. in millions)

Global Generics	Rs.	48,606	69%	Rs.	53,340	71%	Rs.	70,243	72%
North America (the United States and Canada)		16,817	35%		18,996	36%		31,889	45%
Europe		9,643	20%		8,431	16%		8,259	12%
India		10,158	21%		11,690	22%		12,931	18%
Russia and other countries of the former Soviet Union		9,119	19%		10,858	20%		13,260	19%
Rest of the World		2,869	6%		3,365	6%		3,904	6%
Pharmaceutical Services and Active Ingredients	Rs.	20,404	29%	Rs.	19,648	26%	Rs.	23,812	25%
North America (the United States and Canada)		3,673	18%		3,170	16%		4,272	18%
Europe		6,652	33%		7,020	36%		8,424	35%
India		2,646	13%		2,619	13%		3,586	15%
Rest of the World		7,433	36%		6,838	35%		7,531	32%
Others	Rs.	1,267	2%	Rs.	1,705	3%	Rs.	2,682	3%

Total	Rs.	70,277	100%	Rs.	74,693	100%	Rs.	96,737	100%

*	The percentage of geography revenue to total represents the respective geography’s revenue to the total segment’s revenue.

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

•

Our provision for sales returns during the year ended March 31, 2012 was Rs.1,335 million, as compared to Rs.731 million during the year ended March 31, 2011. This increase in our provision is primarily due to higher sales recorded during the year ended March 31, 2012. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.1. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. For further information regarding our sales return provisions, see Note 22 to our consolidated financial statements.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.70,243 million for the year ended March 31, 2012, an increase of 32% as compared to Rs.53,340 million for the year ended March 31, 2011. North America (the United States and Canada), Germany, India and Russia were the four key markets for our Global Generics segment, contributing approximately 86% of the revenues of this segment for the year ended March 31, 2012.

North America (the United States and Canada). Our revenues from North America (the United States and Canada) for the year ended March 31, 2012 were Rs.31,889 million, an increase of 68% as compared to our revenues of Rs.18,996 million for the year ended March 31, 2011. In U.S. dollar absolute currency terms (i.e., U.S dollars without taking into account the effect of currency exchange rates), such revenues grew by 62% in the year ended March 31, 2012 as compared to the year ended March 31, 2011. This growth was largely attributable to the following:

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

Russia. Our revenues from Russia for the year ended March 31, 2012 were Rs.11,024 million, an increase of 23% over the year ended March 31, 2011. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues grew by 15% in the year ended March 31, 2012 as compared to the year ended March 31, 2011. The growth was largely driven by an increase in sales volumes across our key brands, such as Nise, Omez, Ketorol, Senade and Cetrine. Pharmexpert, a market research firm, in its moving annual total report for the 12 months ended March 31, 2012 (the “Pharmexpert MAT March 2012”), reported our prescription secondary sales growth (i.e., sales made by our wholesalers to stockists and retailers) for the year ended March 31, 2012 at 21%, as compared to the Russian pharmaceutical market’s overall growth rate of 17% for the same period. Our rank in the Russian pharmaceutical market has improved from 15th as of March 31, 2011 to 13th as of March 31, 2012, as per the Pharmexpert MAT March 2012 report. We launched 5 new brands in Russia during the year ended March 31, 2012, with two being OTC products. OTC products represent approximately 29% of our overall sales in Russia and we intend to further strengthen our OTC sales by continuous branding initiatives.

India. Our revenues from India for the year ended March 31, 2012 were Rs.12,931 million, an increase of 11% as compared to the year ended March 31, 2011. This growth was driven by an increase in sales volumes across our key brands, such as Omez, Stamlo, Razo and Reditux, as well as revenues from 23 new brands launched in the year ended March 31, 2012.

Bio-similar products are one of our key growth drivers in India, and represent approximately 7% of our revenues from India in the year ended March 31, 2012. We are among the cost leaders in the bio-similar product category, which allows us to price our products comparatively cheaper than the innovator brands in India.

Germany. Our revenues from Germany for the year ended March 31, 2012 were Rs.5,055 million, a decline of 7% as compared to the year ended March 31, 2011. In Euro absolute currency terms (i.e., Euros without taking into account the effect of currency exchange rates), such revenues for the year ended March 31, 2012 declined by 15% as compared to year ended March 31, 2011. The decline was largely due to the continuing pricing challenges in the tender (i.e., competitive bidding) based supply model in Germany, partly offset by additional revenues from new products launched during the twelve months ended March 31, 2012 under non-tender supply contracts.

Other Countries of the former Soviet Union. Our revenues from other countries of the former Soviet Union for the year ended March 31, 2012 were Rs.2,236 million, an increase of 17% over the year ended March 31, 2011. This growth was largely led by increased revenues from sales in Uzbekistan and Kazakhstan, and partly by the depreciation of the Indian rupee against the U.S. dollar.

Other countries of Europe. Our revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany, Russia and other countries of the former Soviet Union) were Rs.3,203 million for the year ended March 31, 2012, an increase of 8% as compared to the year ended March 31, 2011. Such growth was primarily due to increased out-licensing of product rights, and partly due to depreciation of the Indian rupee against the Euro.

Other Markets. Our revenues from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) were Rs.3,904 million in the year ended March 31, 2012, an increase of 16% as compared to the year ended March 31, 2011. The growth was largely led by increased revenues from sales in South Africa, Australia and Venezuela, and was partially offset by the impact of depreciation of the Venezuelan bolivar against the Indian rupee.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the year ended March 31, 2012 were Rs.23,812 million, an increase of 21% as compared to the year ended March 31, 2011. This was largely attributable to an increase in the sales of active pharmaceutical ingredients to generic customers, a strong recovery of customer orders in the pharmaceutical services segment and the impact of depreciation of the Indian rupee against multiple currencies. In the year ended March 31, 2012, our Pharmaceutical Services and Active Ingredients segment filed 68 Drug Master Files (“DMFs”) worldwide, of which 14 were filed in the United States, 14 were filed in Europe and 40 were filed in other countries. Cumulatively, our total worldwide DMFs as of March 31, 2012 were 543, including 187 DMFs in the United States.

Gross Margin

Our total gross margin was Rs.53,305 million for the year ended March 31, 2012, representing 55% of our total revenues for that period, as compared to Rs.40,263 million for the year ended March 31, 2011, representing 54% of our total revenues for that period.

The following table sets forth, for the periods indicated, our gross margin by segment:

	For the Year Ended March 31,
	2010			2011			2012
	Gross Margin		% of Segment Revenue	Gross Margin		% of Segment Revenue	Gross Margin		% of Segment Revenue
	(Rs. in millions)
Global Generics	Rs.	29,146	60%	Rs.	34,499	65%	Rs.	44,263	63%
Pharmaceutical Services and Active Ingredients		6,660	33%		5,105	26%		7,508	32%
Proprietary Products		396	77%		382	72%		903	84%
Others		138	18%		277	24%		631	39%

Total	Rs.	36,340	52%	Rs.	40,263	54%	Rs.	53,305	55%

The change in gross margin was primarily on account of the following:

•	the favorable impact of launches of certain high margin new products in the United States;

•	the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate; and

•	the unfavorable impact of price erosions in some of our existing products

Selling, general and administrative expenses

Our selling, general and administrative expenses for the year ended March 31, 2012 were Rs.29,907 million, an increase of 26% as compared to Rs.23,689 million for the year ended March 31, 2011. This increase was primarily on account of the following:

•	increased personnel costs, due to annual raises and new recruitments;

•	higher distribution costs, due to increases in sales volumes and freight cost increases;

•	impairment loss on other intangible assets; and

•	the impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate.

Research and development expenses

Research and development expenses increased by 17% to Rs.5,911 million during the year ended March 31, 2012, as compared to Rs.5,060 million during the year ended March 31, 2011. Our research and development expenditures accounted for 6% of our total revenues during the year ended March 31, 2012, as compared to 7% during the year ended March 31, 2011. Approximately 70% of our research and development expenses during the year ended March 31, 2012 were spent towards the development of bio-equivalent generic products and the other 30% was dedicated to innovative and biologics research.

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

As a result of such adverse market developments, we reassessed the recoverable amounts of betapharm’s product-related intangibles, and of the cash generating unit that comprises these product-related intangibles and its trademark/brand “beta”. The recoverable amount of both the product-related intangibles and the betapharm cash generating unit were based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amount of certain product-related intangibles was determined to be higher than its recoverable amount. Accordingly, an impairment loss of Rs.1,022 million for the product related intangibles was recorded for the year ended March 31, 2012.

Further, based on our recent business performance and evaluation of expected cash flows from certain customer related intangibles pertaining to our New Zealand business, we have recorded an impairment loss of Rs.18 million during the year ended March 31, 2012.

Other (income)/expense, net

In the year ended March 31, 2012, our net other income was Rs.765 million, as compared with net other income of Rs.1,115 million in the year ended March 31, 2011. This decrease was largely on account of the following:

•	a profit from the sale of land amounting to Rs.292 million that arose for the year ended March 31, 2011 did not exist during the year ended March 31, 2012; and

•

a benefit of negative goodwill of Rs.73 million realized on account of our acquisition of a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A. for the year ended March 31, 2011 did not exist during the year ended March 31, 2012.

Finance (expense)/income, net

Net finance income was Rs.160 million for the year ended March 31, 2012, as compared to a net finance expense of Rs.189 million for the year ended March 31, 2011. The change was primarily on account of the following:

•	our net foreign exchange gain was Rs.689 million for the year ended March 31, 2012, as compared to a net foreign exchange loss of Rs.57 million for the year ended March 31, 2011;

•

our net interest expense was Rs.690 million for the year ended March 31, 2012 (largely on account of interest on bonus debentures of Rs.470 million for such year), as compared to net interest expense of Rs.127 million for the year ended March 31, 2011; and

•	our dividend and profit on sale of investments was Rs.161 million for the year ended March 31, 2012, as compared to Rs.68 million for the year ended March 31, 2011.

Profit/(loss) before income taxes

As a result of the above, profit before income taxes was Rs.18,466 million for the year ended March 31, 2012, an increase of 48% as compared to Rs.12,443 million for the year ended March 31, 2011.

Income tax expense

Income tax expense was Rs.4,204 million for the year ended March 31, 2012, as compared to an income tax expense of Rs.1,403 million for the year ended March 31, 2011.

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

Profit/(loss) for the period

As a result of the above, our net result was a profit of Rs.14,262 million for the year ended March 31, 2012, as compared to a net profit of Rs.11,040 million for the year ended March 31, 2011.

Recent Accounting Pronouncements

Standards issued but not yet effective and not early adopted by us

IFRS 9 – Financial instruments

In November 2009, the IASB issued IFRS 9, “Financial instruments”, relating to the classification and measurement of financial assets. In October 2010, the IASB added the requirements related to the classification and measurement of financial liabilities to IFRS 9. This includes requirements on embedded derivatives and how to account for an entity’s own credit risks for financial liabilities that are measured at fair value. In November 2013, the IASB issued amendments to IFRS 9 that introduces a new general hedge accounting model. The new hedge accounting model set forth in IFRS 9 significantly differs from the IAS 39 hedge accounting model in number of respects such as eligibility of hedging instruments and hedged items, accounting for time value component of options and forward contracts, qualifying criteria for applying hedge accounting and related disclosures. Further, the IASB has tentatively decided to establish the mandatory effective date for implementation of IFRS 9 as January 1, 2018. Entities are permitted to early adopt the provisions of IFRS 9.

We believe that the adoption of IFRS 9, insofar it relates to classification and measurement of financial assets and liabilities, will not have any material impact on our consolidated financial statements. We are in the process of evaluating the impact of new hedge accounting model on our consolidated financial statements.

Amendment to IAS 32 – Offsetting financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32 “Offsetting financial assets and financial liabilities”. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The amendments to IAS 32 are effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. We believe that these amendments will not have any material impact on our consolidated financial statements.

Amendment to IAS 36 – Impairment of Assets

In May 2013, the IASB issued amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”. IAS 36 has been amended to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments to IAS 36 are effective for fiscal years beginning on or after January 1, 2014. We believe that these amendments will not have any material impact on our consolidated financial statements.

Amendments to IAS 16 – Property, plant and equipment and IAS 38 Intangible assets

In May 2014, the IASB issued limited-scope amendments to IAS 16 and IAS 38 to clarify the use of a revenue-based depreciation or amortization method. With respect to property, plant and equipment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. With respect to intangible assets, the amended standard incorporates a rebuttable presumption that an amortization method based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. We believe that these amendments will not have any material impact on our consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers.

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The new revenue recognition standard is applicable for the reporting periods beginning on or after January 1, 2017. We are in the process of evaluating the impact of the new standard on our consolidated financial statements.

5.B. Liquidity and capital resources

Liquidity

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We borrowed U.S.$220 million during the year ended March 31, 2012, which is to be repaid in eight quarterly installments beginning December 2014. Further, we also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning February 2018. These loans were borrowed primarily to repay some of our then existing short term borrowings and to meet anticipated capital expenditure over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	Year Ended March 31,
	2014		2013		2012
	(Rs. in millions)
Net cash provided by/(used in):
Operating activities	Rs.	19,463	Rs.	13,317	Rs.	16,150
Investing activities		(16,620)		(13,944)		(18,665)
Financing activities		(217)		(1,792)		3,735
Net increase/(decrease) in cash and cash equivalents		2,626		(2,419)		1,220
Effect of exchange rate changes on cash		771		94		499

In addition to cash, inventory and our balance of accounts receivable, our unused sources of liquidity included Rs. 14,596 million in available credit under revolving credit facilities with banks as of March 31, 2014. We had no other material unused sources of liquidity as of March 31, 2014.

Cash Flow from Operating Activities

The net result of our operating activities was a cash inflow of Rs.19,463 million for the year ended March 31, 2014, as compared to cash inflows of Rs.13,317 million and Rs.16,150 million for the years ended March 31, 2013 and 2012, respectively.

The net cash provided by our operating activities increased by Rs.6,146 million during the year ended March 31, 2014, as compared to the year ended March 31, 2013. This increase was primarily due to our improved business performance during the year ended March 31, 2014, resulting in earnings before interest expense, profit/loss on sale of investments, tax expense, depreciation, impairment and amortization (“Adjusted EBITDA”) of Rs.33,187 million, as compared to Rs.27,818 million for the year ended March 31, 2013. Our business growth during the year ended March 31, 2014 was mainly attributable to launches of new products in the United States.

Our days’ sales outstanding (“DSO”), based on the most recent quarter’s sales as at March 31, 2014, December 31, 2013 and March 31, 2013, were 86 days, 91 days and 86 days respectively.

The net cash provided by our operating activities decreased by Rs.2,833 million during the year ended March 31, 2013, as compared to the year ended March 31, 2012, primarily due to the following reasons:

•

Our balances and receivables from statutory authorities increased by Rs.1,949 million during the year ended March 31, 2013, as compared to a decrease by Rs.270 million during the year ended March 31, 2012. These balances primarily represent amounts receivables from the excise, value added tax and customs authorities of India and the unutilized excise input credits on purchases and are included in our “other current assets”. This increase was primarily due to increased sales volumes as well as delayed payment from the statutory authorities during the year ended March 31, 2013. We expect these balances to be paid in the near term and we do not foresee any material payment risks, as these are receivables from governmental authorities.

•

Our accruals forming part of our Germany business decreased by Rs.1,328 million during the year ended March 31, 2013, as compared to an increase by Rs.2,420 million during the year ended March 31, 2012. These accruals primarily represent amounts accrued for tender rebates and are payable to the various statutory healthcare insurance (“SHI”) funds upon submission of claims by such SHI funds. We account for such rebate accruals concurrently with the sales generating such rebates. Effective June 2011, we started supplying our products under a new tender contract awarded to us by one of the big SHI funds in Germany. A significant portion of tender rebates under this contract was not claimed by such SHI fund as at March 31, 2012. As a result, our accruals during the year ended March 31, 2012 increased substantially. During the year ended March 31, 2013, we received various invoices for the rebate claims and, accordingly, this resulted in the payment of such tender rebates during that year.

The aforesaid reasons resulted in an incremental net cash outflow from operating activities of Rs.5,967 million in the year ended March 31, 2013 as compared to the year ended March 31, 2012.

The aforesaid increase in cash outflows was partially offset by cash inflows from increases in our business performance during the year ended March 31, 2013, resulting in earnings before interest, tax, depreciation, impairment and amortization of Rs.28,031 million, as compared to Rs.25,409 million for the year ended March 31, 2012.

Our days’ sales outstanding (“DSO”), based on the most recent quarter’s sales as at March 31, 2013, December 31, 2012 and March 31, 2012, were 86 days, 86 days and 87 days, respectively.

Cash Flow from Investing Activities

Our net cash used in investing activities during the year ended March 31, 2014 was Rs.16,620 million, as compared to Rs.13,944 million and Rs.18,665 million during the years ended March 31, 2013 and 2012, respectively.

Our net cash used in investing activities increased during the year ended March 31, 2014, as compared to the year ended March 31, 2013, by Rs.2,676 million primarily due to the following reasons:

•

our net investments in mutual funds and time deposits having an original maturity of more than three months increased by Rs.1,062 million during the year ended March 31, 2014 as compared to the year ended March 31, 2013; and

•

an increase in the amount spent on property, plant and equipment by Rs.3,411 million during the year ended March 31, 2014, as compared to the year ended March 31, 2013. The amount spent on property, plant and equipment during the year ended March 31, 2014 includes Rs.1,150 million (excluding taxes and duties) spent on property, plant and equipment acquired from Ecologic Chemicals Limited (Refer to Note 32 in our consolidated financial statements for further details).

The above increases in cash outflow towards investing activities during the year ended March 31, 2014 were partially offset by the impact of Rs.1,746 million of cash outflow during the year ended March 31, 2013 on account of the acquisition of OctoPlus N.V.

Our net cash used in investing activities decreased during the year ended March 31, 2013, as compared to the year ended March 31, 2012, primarily due to the following reasons:

•

our net investments in mutual funds and time deposits having an original maturity of more than three months’ decreased by Rs.4,548 million during the year ended March 31, 2013 as compared to the year ended March 31, 2012;

•

we had a cash outflow of Rs.1,605 million during the year ended March 31, 2012 attributable to payment towards acquisition of the rights to manufacture, distribute and market the product Cloderm (clocortolone pivalate 0.1%) in the United States; and

•	we had a cash outflow of Rs.1,746 million during the year ended March 31, 2013 attributable to the acquisition of OctoPlus N.V.

Cash Flows from Financing Activities

Our net cash outflows were Rs.217 million during the year ended March 31, 2014 as compared to net cash outflows of Rs.1,792 million during the year ended March 31, 2013. The primary reasons for this decrease are as follows:

•

we redeemed our 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as our “bonus debentures”) for an aggregate payment of Rs.5,078 million, representing their face value, during the year ended March 31, 2014;

•

we borrowed Rs.9,391 million (U.S.$150 million) pursuant to a long term loan arrangement for the purpose of our ongoing capital investments during the year ended March 31, 2014 (For further details, see Note 18 to our consolidated financial statements); and

•

we had a cash outflow on account of net short term borrowings repayments of Rs.858 million during the year ended March 31, 2014. In comparison, we had cash inflow from net short term borrowing proceeds of Rs.2,329 million during the year ended March 31, 2013, which was primarily drawn for our working capital needs.

The following highlights the reasons for net cash outflows of Rs.1,792 million during the year ended March 31, 2013 as compared to net cash inflows of Rs.3,735 million during the year ended March 31, 2012:

•

we had cash inflow from a new long term loan of Rs.10,713 million (U.S.$220 million) taken by our Swiss subsidiary, Dr. Reddy’s Laboratories, SA, during the year ended March 31, 2012. Such new long term loan was incurred primarily to repay some of our short term borrowings, as well as to meet our near term capital expenditure plans (For further details, see Note 18 to our consolidated financial statements); and

•

we had cash inflow from net short term borrowing proceeds of Rs.2,329 million during the year ended March 31, 2013, which was primarily drawn for our working capital needs. In comparison, we had a cash outflow on account of net short term borrowings repayments of Rs.3,650 million during the year ended March 31, 2012, primarily repaid from the cash generated from long term borrowings.

Principal obligations

The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2014:

	Payments due by period
Financial Contractual Obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings from banks	Rs.	20,607	Rs.	20,607	Rs.	—	Rs.	—
Long term debt in foreign currency		23,166		3,295		19,871		—

Total obligations	Rs.	43,773	Rs.	23,902	Rs.	19,871	Rs.	—

Annual rate of interest

Short term borrowings

	As at March 31, 2014
	Outstanding balance		Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs. millions)
“Packing credit” borrowings	Rs.	17,630	USD	LIBOR + 25 to 85 bps	Rs.	15,462	Rs.	18,352
			EURO	LIBOR + 20 bps
			RUB	Mosprime + 60 bps
			RUB INR	7.20% to 7.75% 9.50% to 10%
Borrowings on transfer of receivables		—	RUB	7.30% to 7.65%		376		1,566
Other foreign currency borrowings		2,977	EURO	LIBOR + 90 bps		5,316		8,494

In the above table, Mosprime means the Moscow Prime Offered Rate.

	As at March 31, 2013
	Outstanding balance		Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs. millions)
Packing credit foreign currency borrowings	Rs.	14,736	USD	LIBOR + 50 to 120 bps	Rs.	12,480	Rs.	15,242
			EURO	LIBOR + 50 to 125 bps
			RUB	7.25% to 8%
Borrowings on transfer of receivables		1,050	RUB	7.30%		462		1,098
Other foreign currency borrowings		3,128	EURO	LIBOR + 110 bps		5,346		5,710

Long term borrowings

	As at March 31,
	2014		2013
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD GBP	LIBOR+100 to 179 bps LIBOR+130 bps	USD —	LIBOR+145 bps —
Bonus Debentures	—	—	INR	9.25%

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

Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Euros, Russian roubles, and Swiss francs.

As of March 31, 2014 and 2013, we had committed to spend Rs.2,920 million and Rs.2,912 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our long term borrowings.

5.C. Research and development, patents and licenses, etc.

Research and Development

Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

•

Global Generics, where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the highly regulated markets of the United States and Europe as well as emerging markets. Global Generics also includes our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our new biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.

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

•

Proprietary Products, where we are actively pursuing discovery and development of differentiated formulations and new molecules, sometimes referred to as a “new chemical entity” or “NCE”. Our business model focuses on building a pipeline in neurology, pain management, dermatology and infectious diseases.

In the years ended March 31, 2014, 2013 and 2012, we expended Rs.12,402 million, Rs.7,674 million and Rs.5,911 million, respectively, on research and development activities. The increase in research and development expenditure was in line with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and bio-similar compounds.

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2014, we had registered more than 1,091 trademarks with the Registrar of Trademarks in India. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2014 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	(Rs. in millions)
Contractual Obligations	Total		Less than 1 year		2-3 years		4-5 years		More than 5 years
Operating lease obligations	Rs.	2,303	Rs.	359	Rs.	615	Rs.	392	Rs.	937
Capital lease obligations		1,047		100		165		98		684
Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)		2,920		2,920		—		—		—
Short term debt obligations		20,607		20,607		—		—		—
Long term debt obligations		23,166		3,295		10,884		8,987		—
Estimated interest payable on long-term debt(2)		1,069		345		482		242		—
Post retirement benefits obligations(3)		2,178		155		331		409		1,283

Total contractual obligations	Rs.	53,290	Rs.	27,781	Rs.	12,477	Rs.	10,128	Rs.	2,904

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds and proceeds from long term borrowings.
(2)

Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2014 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

5.G. Safe harbor

See page 3 under heading “Forward-Looking and Cautionary Statement”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2014 was as follows:

Directors

Name(1)	Age (in yrs)	Position
Mr. G.V. Prasad(2)(3)(5)	54	Chairman and Chief Executive Officer
Mr. Satish Reddy(2)(4)(5)	47	Vice Chairman and Managing Director
Mr. Anupam Puri	68	Director
Dr. J.P. Moreau	66	Director
Ms. Kalpana Morparia	65	Director
Dr. Omkar Goswami	57	Director
Mr. Ravi Bhoothalingam	68	Director
Dr. Bruce L.A. Carter	70	Director
Dr. Ashok S. Ganguly	79	Director
Mr. Sridar Iyengar	66	Director

(1)	Except for Mr. G.V. Prasad and Mr. Satish Reddy, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. Satish Reddy.
(4)	Brother-in-law of Mr. G.V. Prasad.
(5)	Effective May 2014, G.V. Prasad’s position and title changed to Co-Chairman, Managing Director and Chief Executive Officer and Satish Reddy’s position and title changed to Chairman of the Board.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2014, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
G.V. Prasad(1)(3) Chairman and Chief Executive Officer	B. Sc. (Chem. Eng.), M.S. (Indl. Admn.)	54	30	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Satish Reddy(2)(3) Vice Chairman and Managing Director	B. Tech., M.S. (Medicinal Chemistry)	47	22	January 18, 1993	Director, Globe Organics Limited
Abhijit Mukherjee(3) President-Global Generics	B. Tech. (Chem.)	56	34	January 15, 2003	President, Atul Limited
Alok Sonig Senior Vice President and Head-India Business (Generics)	B.E., MBA	42	20	June 11, 2012	Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation, Bristol Myers Squibb
Dr. Amit Biswas Executive Vice President-Integrated Product Development Organization	B. Tech. (Chem.), Masters (Polymer Science), Ph.D.	54	25	July 12, 2011	Senior Vice President, Reliance Industries Limited
Dr. Cartikeya Reddy Executive Vice President and Head-Biologics	B. Tech, M.S., Ph.D.	44	23	July 20, 2004	Senior Engineer, Genetech Inc.
Dr. KVS Ram Rao Sr. Vice President and Head-Chemical Technical Operations (CTO)	B.Tech., M.E., Ph. D.	51	21	April 3, 2000	Head of Technical Services, Jubilant Life Sciences

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
M.V. Ramana Executive Vice President and Head-Emerging Markets, Global Generics	MBA	46	21	October 15, 1992	–
Dr. R. Ananthanarayanan President, Pharmaceutical Services and Active Ingredients	B. Pharm., Ph.D.	49	26	August 6, 2010	President, Aurosource, U.S.A.
Dr. Raghav Chari Executive Vice President-Proprietary Products	M.S. (Physics), Ph.D.	44	17	September 25, 2006	Head Corporate Strategy, NPS Pharmaceuticals Limited
Dr. S. Chandrasekhar President and Global Head of Human Resources	MBA., Ph.D.	57	30	August 12, 2013	Vice President and Head of Human Resources, IBM India.
Samiran Das Executive Vice President and Head-Global Formulations Technical Operations and Global Generics Portfolio Management	B. Tech (Mechanical.)	54	32	June 15, 2011	Executive Director, PepsiCo India.
Saumen Chakraborty President and Chief Financial Officer and Global Head of Information Technology and Business Process Excellence	B.Sc. (H), PGDM, MBA (IIM)	53	30	July 2, 2001	Vice President, Tecumseh Products India Private Limited
Umang Vohra Executive Vice President and Head-North America Generics	B.E., MBA	43	19	February 18, 2002	Manager, PepsiCo India

(1)	Brother-in-law of Mr. Satish Reddy.
(2)	Brother-in-law of Mr. G.V. Prasad.
(3)

Effective May 2014, G.V. Prasad’s position and title changed to Co-Chairman, Managing Director and Chief Executive Officer, Satish Reddy’s position and title changed to Chairman of the Board and Abhijit Mukherjee’s position and title changed to Chief Operating Officer.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Co-Chairman, Managing Director and Chief Executive Officer. Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited, a Dr. Reddy’s Group Company, prior to its merger with us. He has a Bachelor of Science degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. He is also an active member of several associations including the National Committee on Drugs and Pharmaceuticals. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Green Park Hotels and Resorts Limited (formerly known as Diana Hotels Limited), Infotech Enterprises Limited, Ecologic Technologies Limited, Stamlo Hotels Limited, Acumen Fund in the United States of America and a member of the Board of Governors of the Indian Institute of Technology, Hyderabad.

Mr. Satish Reddy is a member of our Board of Directors and serves as our Chairman of the Board. Prior to May 2014, he held the titles of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the President of the Indian Pharmaceutical Alliance (IPA) and a member of the Confederation of Indian Industries for Andhra Pradesh. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Green Park Hotels and Resorts Limited (formerly known as Diana Hotels Limited), Ecologic Technologies Limited and Stamlo Hotels Limited.

Mr. Anupam Puri has been a member of our Board of Directors since 2002. He retired from McKinsey and Company in late 2000. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey and Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Board of Directors of Mahindra and Mahindra Limited, Tech Mahindra Limited, Mumbai Mantra Media Limited and our wholly owned subsidiary Dr. Reddy’s Laboratories Inc. in the United States of America.

Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Infosys Limited, DSP Black Rock Investment Managers Pvt. Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Godrej Consumer Products Limited, Cairn India Limited, Infosys BPO Limited, Bajaj Finance Limited and Max Healthcare Institute Limited.

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

Dr. J.P. Moreau joined our Board as a member on May 18, 2007. In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, Massachusetts, and was its President and Chief Executive Officer. Prior to that, he worked as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he was responsible for the Group’s research and development programs in Paris, London, Barcelona and Boston. He was a Vice-President, Research of IPSEN Group from April 1994, and had been a member of its Executive Committee. Dr. Moreau has a degree in chemistry from the University of Orléans and a D. Sc. in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as an inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides. He is also a Director on the Board of Mulleris Therapeutics Inc. and ProteoThera Inc. in the United States of America.

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

Dr. Bruce L.A. Carter joined our Board as a member on July 21, 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle and Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity

College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Board of Directors of TB Alliance, New York Xencor Inc., Regulus Inc., and Enanta Pharmaceutical Inc. in the United States of America.

Dr. Ashok S. Ganguly joined our Board as a member on October 23, 2009. Dr. Ashok Ganguly is the Chairman of ABP Private Ltd. (formerly Ananda Bazar Patrika Group), and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. Dr. Ganguly’s principal professional career spanned 35 years with Unilever Plc/NV. He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and a member of the Unilever Board of Directors from 1990 to 1997 with responsibility for world-wide research and technology. He is a former member of the Board of British Airways Plc (1996-2005). He has served on several public bodies, the principal among them being as a member of the Science Advisory Council to the Prime Minister of India (1985-1989) and the U.K. Advisory Board of Research Councils (1991-1994). Currently, he is a member of the Prime Minister’s Council on Trade and Industry, Investment Commission and the India-U.S.A. CEO Council, set up by the Prime Minister of India and the President of the United States of America. He is also a member of the National Knowledge Commission to the Prime Minister. He is a recipient of the “Padma Bhushan” as well as the “Padma Vibhushan”, two of India’s prestigious civilian honors. At present he serves as a member of the Rajya Sabha, the upper house of the Parliament of India. Dr. Ganguly also serves as a director of Wipro Limited and ABP Private Limited, and also serves as a member on the Advisory Board of Diageo India Private Limited.

Mr. Sridar Iyengar joined our Board as a member on August 22, 2011. Mr. Sridar Iyengar is an independent mentor investor in early stage start-up companies. For more than 35 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a U.S. based non-profit organization. He is also an advisor to several venture and private equity funds in India. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Iyengar also serves as a non-executive director of ICICI Venture Funds Management Company Limited, Rediff.com Limited, Mahindra Holidays and Resorts India Limited, CL Educate Limited, Cleartrip Private Limited, AverQ Inc., Kovair Software Inc., Rediff Holdings Inc. in the United States of America, Cleartrip Inc. in the Cayman Islands, IYogi Limited in Mauritius and our wholly owned subsidiary Dr. Reddy’s Laboratories S.A. in Switzerland. He is also a member of the American India Foundation Inc., a U.S. based non-profit organization.

Biographies – Executive Officers

Mr. Abhijit Mukherjee is the Chief Operating Officer of our company and head of our Global Generics and Pharmaceutical Services and Active Ingredients (“PSAI”) businesses. Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Atul Products Limited. He started his career as a management trainee in Hindustan Lever Limited (“HLL”) and worked at that company for 13 years, including three years in a Unilever company. He was primarily involved in technical assignments in the aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He holds a degree in Chemical Engineering from the Indian Institute of Technology in Kharagpur, India.

Mr. Alok Sonig is the Senior Vice President-Generics and head of our India formulations business. He joined us in June 2012 and has over 20 years of experience in healthcare, technology and consumer marketing. Prior to joining us, he worked with Bristol Myers Squibb in Princeton, New Jersey, U.S.A., as Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation. Mr. Sonig holds a Bachelor’s of Engineering from Punjab Engineering College in India and an MBA from American University, Washington, D.C.

Dr. Amit Biswas is the Executive Vice President – Integrated Product Development (“IPDO”). He joined us on July 12, 2011 and has 25 years of diverse and rich international experience, spanning academic and industrial research, product development, technical service and management of research and technology in the areas of commodity plastics, engineering polymers, high performance fibers, industrial/automotive coatings and alternate energy technologies. Prior to joining us, he worked with Reliance Industries Limited as Senior Vice President, Technology Services and Emerging Technologies – Reliance Technology Group and was responsible for design and implementation of Research and Technology Management processes, Business Transformation and Change Management, and interfacing with private/public institutions on Alternate Energy Technologies. He is a Master Black Belt in Six Sigma (GE Certification). Recently, he was made an Adjunct Professor at the Centre for Research in Nano-technology and Science at the Indian Institute of Technology in Bombay, India. He has 44 international publications, 3 book chapters and 4 patents. He holds a Ph.D. and Masters in Polymer Science from Case Western Reserve University, Ohio, U.S.A. and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology, Bombay, India.

Dr. Cartikeya Reddy is the Executive Vice President and head of our Biologics division, which focuses on the development of biosimilar molecules for the Indian and global markets. Prior to joining us in 2004, Mr. Reddy worked with Genentech Inc., where he was a Group Leader in the area of Cell Culture Process Development. Before that, he was with the Biotechnology Division of Bayer Corporation, where he successfully led teams in the areas of Bioprocess Development and pilot scale manufacturing. Mr. Reddy holds a Master of Science degree and Ph.D. in Chemical Engineering from the University of Illinois, Urbana-Champaign, and was a Visiting Scholar at the Massachusetts Institute of Technology in Cambridge, Massachusetts, United States of America. He also graduated with a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology in Chennai, India.

Dr. KVS Ram Rao is the Senior Vice President and Head-Chemical Technical Operations (“CTO”). He joined us in the year 2000 and has over 21 years of experience in New Product Development-API and Global Oncology. In his current role, he is responsible for Supply Chain Management, Manufacturing Operations and Quality Control aspects of our CTO organization. Prior to joining us, Dr. Ram Rao had worked with Jubilant Life Sciences where he headed the Technical Services Division and Gujarat Heavy Chemicals Limited where he was the Head of Research and Development. He holds a Ph.D. and a Masters degree in Chemical Engineering from the Indian Institute of Science (IISc), Bangalore along with a Bachelors Degree in Chemical Engineering from Osmania University, Hyderabad, India. He also holds a Diploma in Project Management from Narsee Monjee Institute of Management Studies (NMIMS), India.

Mr. M.V. Ramana is the Executive Vice President and Head – Emerging Markets, Global Generics. He heads the Emerging Markets business of our Global Generics segment, focusing on all emerging markets outside of India. He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 21 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. In his most recent assignment, he served as the Region Head of the Russia and countries of the former Soviet Union operations. He holds a MBA degree from Osmania University, Hyderabad, India.

Dr. R. Ananthanarayanan is the President – Pharmaceutical Services and Active Ingredients (PSAI). Prior to joining us, Dr. Ananthanarayanan was President-Custom Research and Development and Manufacturing Services (CRAMS) – Aurosource division for APIs and Finished Dosage of Aurobindo Pharma, New Jersey, U.S.A. He was also a key leadership member on the Executive Management Committee at Piramal Healthcare Ltd. and was the President and Head of Pharma Solutions business. He worked with Piramal Healthcare for over 7 years and was involved since the inception of its Pharma Solutions business. Prior to joining Piramal Healthcare, Dr. Ananthanarayanan was Managing Director – Asia and Head of Global Sourcing for Galpharm International Ltd, a U.K. based manufacturer/distributor of specialty pharmaceuticals and baby products. He has over 26 years of experience in the pharmaceutical industry with specialization in research and development, manufacturing operations, regulatory affairs, quality assurance, business development, global strategic sourcing, and mergers and acquisitions. Dr. Ananthanarayanan received a Ph.D. in Pharmaceutical Technology and a Bachelor’s degree in Pharmaceutical Sciences from the University of Mumbai, India.

Dr. Raghav Chari is the Executive Vice President and head of our Proprietary Products segment and is responsible for developing a viable portfolio of products across our New Chemical Entities and Differentiated Formulations businesses. Dr. Chari joined us in 2006 as Vice President-Corporate Development for our New Chemical Entities and Specialty business and has helped shape our Proprietary Products business strategy while developing strong alliance platforms. He started his career with McKinsey and Company, where he spent several years as an Associate, Engagement Manager and finally Associate Principal in McKinsey’s Pharmaceuticals and Medical Products practice. After McKinsey, he took leadership roles in strategy and business development with several smaller biotech companies. Prior to joining us, he was the head of the Corporate Strategy function at NPS Pharmaceuticals. Dr. Chari is a graduate in Mathematics and Physics from the California Institute of Technology and holds a Ph.D. in Theoretical Physics from Princeton University.

Dr. S. Chandrasekhar is the President and Global Head of our Human Resources (“HR”). He joined us in August 2013 and leads a wide range of HR initiatives in leadership development and coaching, talent development, employee engagement and organization design to integrate, grow and transform the organization globally in order to enable our enterprise to meet our business objectives. He has over 30 years of experience across India’s leading firms in public and private sectors engaged in multiple industries such as steel, manufacturing, telecom, information technology services and consulting. He is also among the first few Indians who have been accredited by the International Coach Federation – the world’s leading coach certification body – in the professional practice of executive coaching. Prior to joining us, Dr. Chandrasekhar worked with IBM, India as Vice President and Head of Human Resources for the India/South Asia region. At IBM, he was a key member of the India Leadership Team and a Director on the Board of IBM India Private Limited. Dr. Chandrasekhar is an MBA from Leeds Business School, United Kingdom and is a Ph. D in Organizational Behavior from Andhra University, India.

Mr. Samiran Das is the Executive Vice President – Global Formulations Technical Operations and Global Generics Portfolio Management. He joined us on June 15, 2011 and has diverse and rich experience in manufacturing across multiple sectors. Prior to joining us, he worked with Pepsico India as Executive Director, Technical Operations for Pepsico’s beverage business in the India region and was responsible for supply strategy and implementation, manufacturing footprint and expansion, quality assurance, safety, development of co-packing network, procurement and new product commercialization, and supply chain validation. At Pepsico, he was a member of the Regional Executive Committee and the Division Operations Leadership Council, with active involvement in Corporate Governance and Corporate Social Responsibility activities. Before that, he worked with companies like Union Carbide, ICI India, Hindustan Unilever, Godrej Pillsbury, Frito Lay India and D1-BP Fuel Crops India in different roles. He holds a Bachelors degree in Mechanical Engineering from the Indian Institute of Technology, Delhi, India.

Mr. Saumen Chakraborty is the President and Chief Financial Officer of our company. In this role, he is responsible for managing our global finance functions including, among others, Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. In addition, Mr. Chakraborty is also responsible for our Information Technology (“IT”) and Business Process Excellence (“BPE”) functions. As the Chief Financial Officer, Mr. Chakraborty was the recipient of the “Best Performing CFO in the Healthcare Sector” award for 2007 by CNBC TV-18. Mr. Chakraborty joined us in 2001 as Global Chief of Human Resources. He later took over as Chief Financial Officer in 2006 and then became our President – Corporate and Global Generics Operations in early 2009. In 2010 he was appointed as President and Global Head of Quality, Human Resources and Information Technology and focused on the integration of people practices, processes and information across the organization. He has 30 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line management, human resources and other positions, including Senior Manager (Finance and Accounts) in the Eicher Group, and Vice President (Operations) in Tecumseh Products Company. He graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics, and went on to pursue management from the Indian Institute of Management, Ahmedabad, Gujarat, India.

Mr. Umang Vohra is the Executive Vice President and head of our North America Generics business and has over 19 years of experience across various functions within finance, strategic planning and corporate development. He is currently responsible for our North America Generics business. Prior to this, he was our Chief Financial Officer from January 2009 to December 2012, managing our organization’s global finance function. He joined us in 2002, and has been part of several of our key initiatives, including acquisitions, research and development, de-risking and partnering transactions, operational improvements and migration to IFRS in our accounting, governance and finance processes. He was awarded the “Best CFO of India Award” by the Stars of the Industry Group and Asian Confederation of Businesses in June 2012. He was also recognized as the “Best CFO nominated by Sell Side analyst” at the 2012 All-Asia Executive Team survey done by the Institutional Investor magazine. Prior to joining us, Mr. Vohra worked with Eicher and PepsiCo India. Mr. Vohra has a bachelor’s degree in computer engineering and he holds an MBA with a specialization in Finance from TA Pai Institute of Management (“TAPMI”), India.

6.B. Compensation

Directors’ compensation

Full-Time Directors: The compensation of our Chairman of the Board (who formerly held the titles of Vice Chairman and Managing Director) and our Co-Chairman, Managing Director and Chief Executive Officer (who formerly held the titles of Chairman and Chief Executive Officer) (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting along with the proposal for their appointment or re-appointment.

Our Chairman of the Board and our Co-Chairman, Managing Director and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 1956) for the fiscal year. The Nomination, Governance and Compensation Committee, which is entirely composed of independent directors, recommends the commission for our Chairman of the Board and our Co-Chairman, Managing Director and Chief Executive Officer within the limits of 0.75% and 0.75%, respectively, of our net profits (as defined under the Indian Companies Act, 1956) for each fiscal year.

Non-Full Time Directors: In the year ended March 31, 2014, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act, 1956) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act, 1956) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 or Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2014.

For the year ended March 31, 2014, the directors were entitled to the following amounts as compensation:

	(Amounts Rs. in millions)
Name of Directors	Commission		Salary		Perquisites		Total
Mr. G.V. Prasad	Rs.	100.0	Rs.	6.3	Rs.	3.2	Rs.	109.5
Mr. Satish Reddy		100.0		7.7		6.9		114.6
Mr. Anupam Puri		11.5		—		—		11.5
Dr. J.P. Moreau		9.9		—		—		9.9
Ms. Kalpana Morparia		9.2		—		—		9.2
Dr. Omkar Goswami		9.2		—		—		9.2
Mr. Ravi Bhoothalingam		9.5		—		—		9.5
Dr. Bruce L.A. Carter		10.2		—		—		10.2
Dr. Ashok S. Ganguly		9.8		—		—		9.8
Mr. Sridar Iyengar		10.5						10.5

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

Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid to other executive officers for services rendered to us for the year ended March 31, 2014 and stock options issued to all of our other executive officers during the year ended March 31, 2014:

Compensation for Executive Officers

Name	Compensation(1) (Rs. in millions)	No. of Options(2)
Abhijit Mukherjee	28.4	6,000
Alok Sonig	19.2	2,200
Dr. Cartikeya Reddy	18.7	3,500
Saumen Chakraborty	22.6	3,500
Umang Vohra	36.1	4,000
Dr. Raghav Chari	35.5	3,500
Dr. R. Ananthanarayanan	16.2	4,500
M.V. Ramana	18.4	4,000
Samiran Das	18.2	3,300
Dr. Amit Biswas	14.2	3,300
Dr. K.V.S. Ram Rao	12.8	1,600
Dr. S. Chandrasekhar (Joined in August 2013)	12.0	—

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.
(2)

The options vest 25% each year on various dates beginning in the year ended March 31, 2015 and ending in the year ended March 31, 2018. The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.

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

The net periodic gratuity benefit cost recognized by us was Rs.99 million and Rs.142 million during the years ended March 31, 2013 and 2014, respectively.

Superannuation benefits. Our senior officers participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.56 million and Rs.63 million to the superannuation plan during the years ended March 31, 2013 and 2014, respectively.

Provident fund benefits. In India, certain employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.349 million and Rs.411 million to the provident fund plan during the years ended March 31, 2013 and 2014, respectively.

401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed Rs.125 million and Rs.162 million to this 401(k) retirement savings plan for the years ended March 31, 2013 and 2014, respectively.

National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.128 million and Rs.151 million to the U.K. National Insurance scheme during the years ended March 31, 2013 and 2014, respectively.

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

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon. The net periodic cost recognized under the Falcon defined benefit plans was Rs.29 million and Rs.36 million during the years ended March 31, 2013 and 2014, respectively.

Compensated leave of absence. Our current policies permit certain categories of employees to accumulate and carry forward a portion of their unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. We measure the expected cost of accumulating compensated absences as the additional amount that we expect to pay as a result of the unused entitlement that has accumulated at the statement of financial position date. Such measurement is based on actuarial valuation as at the statements of financial position date carried out by a qualified actuary. Towards this benefit, we recorded a total liability of Rs.344 million and Rs.463 million as at March 31, 2013 and 2014, respectively.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of twenty directors. As of March 31, 2014, we had ten directors on our Board, of which eight were non-full time independent directors.

The Companies Act, 1956 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation and that, at every annual general meeting, one-third of the directors who are subject to re-election must retire from the Board. However, if eligible for re-election, they may be re-elected by our shareholders at the annual general meeting.

Due to India’s adoption of the Companies Act, 2013, effective as of April 1, 2014, non-full time independent directors are no longer required to retire from the Board by rotation. As a result, at annual general meetings held after April 1, 2014, our non-full time independent directors will be excluded from the calculation of the two-thirds directors who are subject to re-election by our shareholders in rotation.

The Ministry of Corporate Affairs, Government of India, by a circular dated June 9, 2014, stated that all non-full time independent directors (including existing non-full time independent directors) are required to be appointed expressly under the provisions of the Companies Act, 2013 before March 31, 2015. Accordingly, all of our non-full time independent full time directors are proposed to be appointed by our shareholders at the July 2014 annual general meeting.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Mr. G.V. Prasad(1)	January 29, 2016	5 years	28 years
Mr. Satish Reddy(1)	September 30, 2017	5 years	21 years
Mr. Anupam Puri(2) (3)	July 31, 2014	4 years	12 years
Dr. J. P. Moreau(2) (3)	July 31, 2014	1 year	7 years
Ms. Kalpana Morparia(2) (3)	July 31, 2014	5 years	7 years
Dr. Omkar Goswami(2) (3)	July 31, 2014	5 years	13.5 years
Mr. Ravi Bhoothalingam(2) (3)	July 31, 2014	3 years	13.5 years
Dr. Bruce L.A. Carter(2) (3)	July 31, 2014	5 years	6 years
Dr. Ashok S. Ganguly(2) (3)	July 31, 2014	3 years	4.5 years
Mr. Sridar Iyengar(2) (3)	July 31, 2014	5 years	3 years

(1)	Full time director.

(2)	Non-full time independent director.
(3)

Although the non-full time independent directors’ current terms of office expire on various dates in 2014 through 2016, all of the non-full time independent directors are proposed to be appointed at our annual general meeting on July 31, 2014, under the provisions of the Companies Act, 2013 for a term stated in the above table. This proposal for appointment of our non-full time independent directors is to comply with the circular dated June 9, 2014 issued by the Ministry of Corporate Affairs, Government of India requiring us to appoint all of our non-full time independent directors specifically under the provisions of the Companies Act, 2013.

As a result of the above, a proposal to vary the terms of appointment so that only our full time directors are subject to retirement by rotation is being placed before our shareholders at the July 2014 annual general meeting. Accordingly, our full time directors shall now be subject to retire by rotation. The terms of the contracts with our full time directors are also disclosed to all of our shareholders in the notice of the annual general meeting in which they are being considered for election. The directors are not eligible for any termination benefit on the termination of their tenure with us.

Committees of the Board

Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had eight Board-level Committees as of March 31, 2014:

•	Audit Committee.

•	Nomination, Governance and Compensation Committee.

•	Science, Technology and Operations Committee.

•	Risk Management Committee.

•	Shareholders’ Grievance Committee.

•	Management Committee.

•	Investment Committee.

•	Corporate Social Responsibility Committee.

We have adopted charters for our Audit Committee, Nomination, Governance and Compensation Committee, Science, Technology and Operations Committee, Risk Management Committee, Shareholders’ Grievance Committee and Corporate Social Responsibility Committee, formalizing the applicable committee’s procedures and duties. Each of these charters is available on our website at www.drreddys.com/aboutus/committees-of-the-board.html.

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

The Audit Committee consists of the following four non-full time, independent directors:

•	Mr. Sridar Iyengar (Chairman);

•	Dr. Omkar Goswami;

•	Ms. Kalpana Morparia; and

•	Mr. Ravi Bhoothalingam.

Our Company Secretary is the Secretary of the Audit Committee. This Committee met five times during the year ended March 31, 2014. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are to:

•	Supervise the financial reporting process;

•	Review our financial results, along with the related public filings, before recommending them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with our independent registered public accounting firm on the nature and scope of audits, and any views that they have about the financial control and reporting processes;

•	Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of our independent registered public accounting firm and their fees;

•	Recommend the appointment of cost auditors;

•	Review the independence of our independent registered public accounting firm;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our Indian and foreign subsidiaries;

•	Review and approve any related party transactions;

•	Review the functioning of our whistle blower policies and procedures; and

•	Implement compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002.

Nomination, Governance and Compensation Committee. The primary functions of the Nomination, Governance and Compensation Committee are to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;

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

The Corporate Officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met three times during the year ended March 31, 2014.

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

•

Assist the Board and management to stay abreast of novel scientific and technology developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure we make well-informed choices in committing its resources;

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

The Corporate Officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2014.

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

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2014.

Corporate Social Responsibility Committee (CSR). This Committee was constituted on October 31, 2013. The primary function of the Corporate Social Responsibility Committee is to:

•	Formulate and recommend to the Board, a Corporate Social Responsibility Policy indicating the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013;

•	Recommend the amount of expenditure to be incurred on the activities referred to in clause (a) of Section 135(3) of the Companies Act, 2013; and

•	Monitor the adherence to the Corporate Social Responsibility Policy of the Company from time to time.

The Corporate Social Responsibility Committee consists of the following directors:

•	Mr. Ravi Bhoothalingam (Chairman);

•	Mr. G.V. Prasad; and

•	Mr. Satish Reddy.

6.D. Employees

The following table sets forth the number of our employees as at March 31, 2014, 2013 and 2012.

	As at March 31, 2014
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	8,160	417	169	132	8,878
Sales and marketing(2)	4,162	133	83	1,233	5,611
Research and development(3)	1,940	28	70	41	2,079
Others(4)	1,131	100	113	509	1,853

Total	15,393	678	435	1,915	18,421

	As at March 31, 2013
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	7,084	389	179	154	7,806
Sales and marketing(2)	3,559	119	85	1,057	4,820
Research and development(3)	1,939	21	69	43	2,072
Others(4)	1,143	87	139	550	1,919

Total	13,725	616	472	1,804	16,617

	As at March 31, 2012
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	6,100	269	92	100	6,561
Sales and marketing(2)	3,656	109	87	980	4,832
Research and development(3)	1,865	12	42	27	1,946
Others(4)	1,131	82	145	503	1,861

Total	12,752	472	366	1,610	15,200

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We have not experienced any significant work stoppages in the years ended March 31, 2014 or 2013, and we consider our relationship with our employees and labor unions to be good. Approximately 6% of our employees belong to labor unions.

6.E. Share ownership

The following table sets forth, as of March 31, 2014 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

Name	No. of Shares Held(1), (2)	% of Outstanding Capital	No. of Options Held(7)	Vesting and Expiration Date (See note no.)
G.V. Prasad(3)	1,365,840	0.80%	—	—
Satish Reddy(3)	1,205,832	0.71%	—	—
Anupam Puri (ADRs)	21,300	0.01%	—	—
Dr. J.P.Moreau	—	—	—	—
Dr. Omkar Goswami	22,800	0.01%	—	—
Kalpana Morparia	10,800	0.01%	—	—
Ravi Bhoothalingam	22,800	0.01%	—	—
Dr. Bruce L.A. Carter (ADRs)	11,800	0.01%	—	—
Dr. Ashok S. Ganguly	4,800	0.00%	—	—
Sridar Iyengar	—	—	—	—
Abhijit Mukherjee	25,468	0.01%	17,125		(4)
Dr. Cartikeya Reddy	—	—	9,625		(4)
Dr. R. Ananthanarayanan	2,618	0.00%	10,000		(4)
Saumen Chakraborty	24,000	0.01%	18,250		(5)
Umang Vohra	12,565	0.01%	11,125		(4)
Dr. Raghav Chari (ADRs)	4,650	0.00%	9,625		(4)
M.V. Ramana	15,646	0.01%	15,350		(6)
Samiran Das	1,000	0.00%	6,300		(4)
Dr. Amit Biswas	—	—	7,300		(5)
Alok Sonig	750	0.00%	4,450		(4)
Dr. K. V. S. Ram Rao	7,250	0.00%	4,500		(4)
Dr. S. Chandrasekhar	—	—	—	—

(1)	Shares held in their individual name only.
(2)	All shares have voting rights.
(3)	Not eligible for grant of stock options.
(4)	The options vest on various dates between the year ending March 31, 2015 and the year ending March 31, 2018.
(5)	The options vested/vest on various dates between the year ending March 31, 2014 and the year ending March 31, 2018.
(6)	The options vested/vest on various dates between the year ending March 31, 2013 and the year ending March 31, 2018.
(7)	The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. During the year ended March 31, 2014, options to purchase ordinary shares and ADSs were awarded to various executive officers under these two plans as follows: an aggregate of 303,110 options were granted having an average exercise price of Rs.5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant provided for time-based vesting in 25% increments over four years. As of March 31, 2014, options were outstanding under these two plans for an aggregate of 739,137 shares and ADSs with an average exercise price of Rs.5 per share or ADS and 10,000 shares with an average exercise price of Rs.448 per share.

For the years ended March 31, 2014 and 2013, Rs.436 million and Rs.390 million, respectively, has been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2014, there was Rs.394 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.67 years. For further information regarding our options and stock option incentive plans, see Note 20 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2014, a total of 25.52% of our equity shares were held by the following parties:

•	Mr. G.V. Prasad (Chairman and Chief Executive Officer until May 2014; Co-Chairman, Managing Director and Chief Executive Officer thereafter),

•	Mr. Satish Reddy (Vice Chairman and Managing Director until May 2014; Chairman of the Board thereafter),

•	Mrs. K. Samrajyam, mother of Mr. Satish Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”), and

•

Dr. Reddy’s Holdings Limited (formerly known as Dr. Reddy’s Holdings Private Limited), a company in which the APS Trust owns 83.11% of the equity and the remainder is held by Mr. G.V. Prasad HUF, Mr. Satish Reddy individually and as HUF and the Family Members. Mr. G.V. Prasad, Mr. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendents are the beneficiaries of the APS Trust. Mr. G.V. Prasad, Mr. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. Satish Reddy are the sole trustees of the APS trust.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2014:

	Equity Shares Beneficially Owned(1)
Name	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited	39,729,284	23.35%
Mr. G.V. Prasad	1,365,840	0.80%
Mr. Satish Reddy	1,205,832	0.71%
Family Members	1,116,856	0.66%

Subtotal	43,417,812	25.52%
Others/public float	126,691,056	74.48%

Total number of shares outstanding	170,108,868	100.00%

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

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2014		March 31, 2013		March 31, 2012
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited	39,729,284	23.35%	39,729,284	23.39%	39,729,284	23.43%
Life Insurance Corporation of India and its associates	2,008,098	1.18%	7,686,575	4.52%	11,439,458	6.75%
First State Investments Management (UK) Limited, First State Investments International Limited and their associates*	14,056,799	8.26%	9,667,791	5.69%	466,942	0.28%

*

Based on information provided to us by First State Investments Management (UK) Limited, as of March 31, 2014, they held an additional 2.28% of the aggregate shares of our Company in the form of ADSs in addition to the equity shares listed above.

As of March 31, 2014, we had 170,108,868 outstanding equity shares. As of March 31, 2014, there were 69,905 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2014, 18.01% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2014 we had approximately 10,530 ADS holders of record in the United States.

7.B. Related party transactions

We have entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	A.R. Life Sciences Private Limited towards purchases and sales of raw materials and intermediates;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences towards services for research and development;

•	Ecologics Technologies Limited for providing analytical services;

•	Ecologic Chemicals Limited for purchases and sales of active pharmaceutical ingredients and other assets;

•	Stamlo Hotels Private Limited for hotel services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of our Directors and members of our Management Council.

We have also entered into cancellable operating lease transactions with key management personnel and their relatives.

We contribute to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of our Gratuity Plan for the benefit of its employees. See Note 19 to our consolidated financial statements for information on transactions between us and the Gratuity Fund.

The following is a summary of significant related party transactions:

	Year Ended March 31,
	(Rs. in millions)
	2014		2013		2012
Purchases of raw materials from significant interest entities(1)	Rs.	91	Rs.	1,356	Rs.	1,020
Purchases of assets from significant interest entities(2)		1,264		—		—
Sales of raw materials to significant interest entities(1)		49		728		640
Sales of assets to significant interest entities		14		—		—
Services to significant interest entities		—		0		1
Services from significant interest entities		141		—		—
Contribution to significant interest entities towards research and social development		170		173		127
Hotel expenses paid		31		24		19
Lease rental paid under cancellable operating leases to key management personnel and their relatives		36		31		31

We have the following amounts due from related parties:

	As at March 31,
	(Rs. in millions)
	2014		2013
Significant interest entities(1)	Rs.	—	Rs.	171
Key management personnel (towards rent deposits)		8		5

We have the following amounts due to related parties:

	As at March 31,
	(Rs. in millions)
	2014		2013
Significant interest entities	Rs.	1	Rs.	23

(1)

The figures as at March 31, 2013 and for the year ended March 31, 2013 and 2012, include balances and transactions with A.R. Life Sciences Private Limited (“ARLS”). ARLS is not our related party as at and for the year ended March 31, 2014 and accordingly, the transactions with ARLS during such period are not included in the above summary.

(2)	Refer to Note 32 of our consolidated financial statements for further details.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated statement of financial position as of March 31, 2014 and 2013

•	Consolidated income statement for the years ended March 31, 2014, 2013 and 2012

•	Consolidated statement of comprehensive income for the years ended March 31, 2014, 2013 and 2012

•	Consolidated statement of changes in equity for the years ended March 31, 2014, 2013 and 2012

•	Consolidated statement of cash flows for the years ended March 31, 2014, 2013 and 2012

•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2014, our export revenues (i.e., revenues from all geographies other than India) were Rs.112,668 million, and accounted for 85% of our total revenues.

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

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Item 8.A., we do not expect any such legal proceedings or investigations to have a materially adverse effect on our financial position, as we believe that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against us, such judgments could be material to our results of operations in a given period.

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

During the year ended March 31, 2006, we received a notice from the Government of India demanding the recovery of the price charged by us for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, which was Rs.285 million including interest. We filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing us to deposit 50% of the principal amount claimed by the Government of India, which was Rs.77 million. We deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed us to deposit an additional amount of Rs.30 million, which was deposited by us in March 2008. In November 2010, the High Court allowed our application to include additional legal grounds that we believe will strengthen our defense against the demand. For example, we have added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, we filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending.

Based on our best estimate, we have recorded a provision for the potential liability related to the overcharged amount including interest thereon and believe that possibility of any liability that may arise on account of penalty on this litigation is not probable. In the event we are unsuccessful in our litigation in the Supreme Court, we will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Ibandronate Sodium United States litigation

In June 2012, we launched our ibandronate sodium 150 mg tablet product, a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

We are defending patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions were first commenced in September 2007 and over time expanded to assert infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

On May 7, 2012, the Court granted our motion for summary judgment ruling that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, we launched our ibandronate sodium 150 mg tablet product. On October 1, 2012, the Court granted summary judgment in our favor, finding U.S. patent number 7,410,957 invalid.

On November 15, 2012, the Court issued a final judgment in our favor. Roche filed a motion for reconsideration on November 16, 2012, which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. Argument of the appeal was heard on December 6, 2013, and on April 11, 2014, the Court of Appeals affirmed that the U.S. patent numbers 7,718,634 and 7,410,957 are invalid as obvious. A petition for rehearing and rehearing en banc was filed by Roche on May 12, 2014, and we filed our response on June 9, 2014.

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

We believe that each of these complaints lacks merit and that our conduct complied with all applicable laws and regulations. All of the defendants, including us, filed motions to dismiss the complaints, which motions were denied in April 2013. The defendants also filed motions for summary judgment. Arguments regarding these motions were heard on January 21, 2014.

On February 12, 2014, the Court issued an order granting our motion in part, finding that the plaintiffs failed to demonstrate that our settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. The Court refused, however, to grant the portion of our motion related to the plaintiffs’ conspiracy theory. A trial is likely to be conducted in late 2014.

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

Later in March 2013, we launched our generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, we launched our generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After we launched our products, Novartis withdrew its application for a preliminary injunction. We believe that the asserted patents are either invalid or not infringed by our products. If Novartis is ultimately successful in its patent infringement case, we could be required to pay damages related to the sale of our generic Reclast® and Zometa® products.

Child Resistant Packaging Matter

In May 2012, the Consumer Product Safety Commission (“CPSC”) requested that Dr. Reddy’s Laboratories Inc., our wholly owned subsidiary in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by us in the United States during the period commencing in 2002 through 2011. We have provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that we have violated the Consumer Product Safety Act and the Poison Prevention Packaging Act and intends to seek civil penalties. Simultaneously, the Department of Justice is also currently investigating a complaint related to these issues under the Federal False Claims Act. At this stage of the proceedings, we cannot conclude that the likelihood of an unfavorable outcome is either probable or remote in connection with this matter. Accordingly, no provision is made in the financial statements as of March 31, 2014. An unfavorable outcome in this matter that requires any significant payment by us could have a material adverse effect on our financial statements.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. We have been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 million per acre for dry land and Rs.0.0017 million per acre for wet land. Accordingly, we have paid a total compensation of Rs.3 million. We believe that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

Water pollution and air pollution

During the three months ended December 31, 2011, we, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to us to (i) stop production of all new products at our manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) to assure compliance with the APP Control Board’s orders.

We appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with us (on certain conditions.) The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of our manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

Indirect taxes related matters

Assessable value of products supplied by a vendor to us

During the year ended March 31, 2003, the Central Excise Authorities of India (the “Central Excise Authorities”) issued a demand notice to one of our vendors regarding the assessable value of products supplied by this vendor to us. We were named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 million from the vendor, including penalties of Rs.90 million. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 million against us. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 million from the vendor, including a penalty of Rs.51 million. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 million against us. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34 million. We filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”). In October 2006, the CESTAT passed an order in our favor setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to us objecting to our methodology of distributing input service tax credits claimed for one of our facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Present position
March 2008 to September 2009	Rs.102 million plus 100% penalty and interest thereon

We filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2013, we received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered us to make an interim deposit of Rs.50 million. We have made the requisite deposit and are awaiting a hearing with the Central Excise Commissioner.

October 2009 to March 2011	Rs.125 million plus penalties of Rs.100 million and interest thereon	We have filed an appeal with the CESTAT against the Central Excise Commissioner’s order and await a hearing before the CESTAT.

April 2011 to March 2012	Rs.51 million plus interest and penalties	We have responded to such show cause notice and are currently awaiting a hearing with the Central Excise Commissioner.

April 2012 to March 2013	Rs.54 million plus interest and penalties	We are in the process of responding to such notice.

We believe that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

Others

Additionally, we are in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.319 million. We have responded to such show cause notices and believe that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in the financial statements.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where our headquarters and principal manufacturing facilities are located. We filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the “High Court”) challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods. Tabulated below is the present position of writ petitions filed by us challenging FSA charges levied for the applicable fiscal period.

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

Year ended March 31, 2013

On November 2, 2012, March 12, 2013, April 23, 2013 and June 29, 2013, the APERC determined and approved the levy of FSA charges for the three months periods ending on June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013, respectively. We filed separate writ petitions before the High Court challenging these orders. These writ petitions were dismissed by the High Court. We are in the process of challenging the dismissal of writ petitions before the Supreme Court.

After taking into account all of the available information and legal provisions, we have recorded an amount of Rs.219 million as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from us in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482 million. As of March 31, 2014, we have made “payments under protest” of Rs.272 million as demanded by the power distribution companies as part of monthly electricity bills. We remain exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by us with our wholly owned subsidiaries. The associated tax impact is Rs.658 million. We believe that such business transactions are allowed for tax deduction under Indian Income Tax laws and have accordingly filed an appeal with the Income Tax Appellate Tribunal, Hyderabad. We further believe that the probability of succeeding in this matter is more likely than not and therefore no provision was made in our consolidated financial statements.

Additionally, we are contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.606 million. We believe that the chances of an unfavorable outcome in each of such disallowances are less than probable and, accordingly, no provision is made in our financial statements.

Other

Additionally, we and our affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, we do not believe that there are any contingent liabilities arising from such pending matters that will have any material adverse effect on our financial statements.

Dividend Policy

In the years ended March 31, 2012, 2013 and 2014, we paid cash dividends of Rs.11.25, Rs.13.75 and Rs.15.00 respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 13, 2014, the Board of Directors proposed a dividend per share of Rs.18 and aggregating to Rs.3,062 million plus an additional amount of Rs.518 million, which is intended to equal the applicable dividend tax, all of which is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs

Bonus Debentures

On March 31, 2010, our Board of Directors approved a scheme for the issuance (“in-kind”, i.e., for no cash consideration) to our shareholders of 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as our “bonus debentures”), to be effected by way of capitalization of our retained earnings. The scheme was subject to the successful receipt of necessary approvals of our shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, we issued these bonus debentures to our shareholders. These bonus debentures matured on March 24, 2014 and were redeemed by us for cash in an amount equal to their face value of Rs. 5/- each, along with the third and final interest payment thereon. The aggregate amount of principal payment for all such bonus debentures on March 24, 2014 was Rs.5,078 million.

8.B. Significant changes

None

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Information Regarding Price History

The following tables set forth the price history for our shares on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Year Ended March 31,	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
2014	2,939.80	1,766.30	47.93	31.32
2013	1,968.60	1,528.00	36.73	27.28
2012	1,770.80	1,387.00	39.37	28.75
2011	1,855.00	1,160.00	41.80	24.17
2010	1,317.90	476.10	29.23	9.17

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Quarter Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
June 30, 2012	1,818.00	1,528.00	35.16	27.28
September 30, 2012	1,797.70	1,592.25	32.58	28.72
December 31, 2012	1,912.90	1,639.80	34.87	31.07
March 31, 2013	1,968.60	1,720.50	36.73	31.89
June 30, 2013	2,230.00	1,766.30	38.74	32.78
September 30, 2013	2,471.70	2,025.00	39.95	31.32
December 31, 2013	2,554.00	2,313.00	41.42	38.00
March 31, 2014	2,939.80	2,460.00	47.93	39.39

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
October 31, 2013	2,545.00	2,350.00	41.03	38.08
November 30, 2013	2,498.70	2,313.00	40.79	38.00
December 31, 2013	2,554.00	2,393.15	41.42	38.43
January 31, 2014	2,690.00	2,460.00	43.81	39.39
February 28, 2014	2,939.80	2,517.05	47.93	41.08
March 31, 2014	2,890.00	2,548.00	46.99	42.76

(1)	Source: www.bseindia.com and www.adr.com, respectively.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Markets on Which Our Shares Trade

Our equity shares are traded on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and National Stock Exchange of India Limited (“NSE”), or collectively, the “Indian Stock Exchanges.” Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”), under the ticker symbol “RDY.” Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001. Our shareholders approved the delisting of our shares from the Hyderabad Stock Exchange Limited, The Stock Exchange, Ahmedabad, The Madras Stock Exchange Limited, and The Calcutta Stock Exchange Association Limited at the general shareholders meeting held on August 25, 2003.

Markets on Which Our Debentures Trade

Our unsecured, redeemable, non-convertible, fully paid-up bonus debentures (as described in Section 8.A. above), were traded on the Indian Stock Exchanges until February 19, 2014. They were redeemed for cash on March 24, 2014. These bonus debentures were not registered in the United States and were publicly traded solely in India.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Not applicable.

10.B. Memorandum and articles of association

Dr. Reddy’s Laboratories Limited was incorporated under the Indian Companies Act, 1956. We are registered with the Registrar of Companies, Hyderabad, Telangana, India, with Company Identification No. L85195AP1984PLC004507. The registration number of the Company is changed to L85195TG1984PLC004507 effective as of June 2, 2014.

Our registered office is located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India and the telephone number of our registered office is +91-40-49002900. The summary of our Articles of Association and Memorandum of Association that is included in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2001, together with copies of the Articles of Association and Memorandum of Association that are included in our registration statement on Form F-1, are incorporated herein by reference.

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

The Memorandum and Articles of Association were further amended in accordance with the terms of an Order of the High Court of Judicature, Andhra Pradesh, dated June 12, 2009 to effect an increase in our parent company’s authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into our parent company. In a related order dated June 12, 2009, the High Court concluded that there was no need to have a shareholders’ meeting in order to affect such amendment.

The Memorandum and Articles of Association were further amended in accordance with the terms of an Order of the High Court of Judicature, Andhra Pradesh, dated July 19, 2010 to provide for the capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund of ours with the approval of our shareholders in connection with our bonus debentures.

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

For investments in the pharmaceutical sector, the Foreign Direct Investment limit is 100%. However, unlike Foreign Direct Investments in new pharmaceutical projects (sometimes called “greenfield” investments), Foreign Direct Investments in existing Indian pharmaceutical companies (sometimes called “brownfield” investments) are nonetheless subject to approval by the Foreign Investment Promotion Board (which can incorporate conditions for its approval at the time of grant). Thus, foreign ownership of up to 100% of our equity shares would be allowed but would require such approvals.

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

As of March 31, 2014, FIIs held 34.30% of our equity shares and NRIs held 1.34% of our equity shares.

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

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed, pursuant to which we must report to the stock exchanges any disclosures made to us pursuant to the 2011 Takeover Code.

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

Subsequent transfer of shares

A person resident outside India holding the shares or debentures of an Indian company may transfer the shares or debentures so held by him, in compliance with the conditions specified in the relevant Schedule of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 as follows:

(i)	A person resident outside India, not being a NRI or an OCB, may transfer by way of sale or gift, the shares or convertible debentures held by him or it to any person resident outside India;

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

As per the Finance Act, 2013, the rate of surcharge for Indian companies having total taxable income exceeding Rs.10,000,000 but not exceeding Rs.100,000,000 is 5% and in the case of Indian companies whose total taxable income is greater than Rs.100,000,000, the applicable surcharge is 10%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds Rs.10,000,000 but does not exceed Rs.100,000,000 and it is 5% if the total taxable income of the foreign company exceeds Rs.100,000,000.

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

As per the Finance Act, 2004, as modified by the Finance Act, 2008 and the Finance Act, 2013, in a sale and purchase of securities entered into through a recognized stock exchange, a Securities Transaction Tax (“STT”) may be imposed upon one or both of the parties as follows:

•

With respect to a sale and purchase of equity shares (i) both the buyer and seller are required to pay a STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction (i.e., the transaction involves actual delivery or transfer of shares); or (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities, if the transaction is a non-delivery based transaction (i.e., the transaction is settled without taking delivery of the shares).

•

With respect to a sale and purchase of an option with respect to securities (i) upon the sale of the option, the seller is required to pay a STT at the rate of 0.017% of the option premium; and (ii) upon exercise of the option, the buyer is required to pay a STT at the rate of 0.125% of the settlement price.

•	With respect to a sale and purchase of futures with respect to securities, the seller is required to pay a STT at the rate of 0.01% of the transaction value.

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

It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short-term capital gains, will be subject to tax (i) at variable rates with a maximum rate of 40%, excluding the prevailing surcharge and education cess, in the case of a foreign company and (ii) at the rate of 30% excluding the prevailing surcharge and education cess in the case of resident employees.

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

Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders are taxed on any resulting gains. We are required to deduct tax at the source according to the capital gains tax liability of a non-resident shareholder. Furthermore, in the case of a buy-back of unlisted securities as per section 115QA of the Finance Act 2013, unlisted domestic companies are subject to tax on the buy-back of their securities. However, section 10(34A) of the Finance Act 2013 exempts shareholders from the gain, if any, arising from such transaction.

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of Rs.0.3 per share certificate evidencing such underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder is also subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such duty is borne by the transferee. Shares must be traded in dematerialized form. The issuance or transfer of shares in dematerialized form is currently not subject to stamp duty.

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

United States Federal Taxation

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or organized in the United States or under the laws of the United States or any state thereof or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts (a) for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or (b) that were in existence on August 20, 1996, were treated as a domestic trust on the previous day and have a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets (generally, property held for investment) for U.S. federal income tax purposes and that have the United States dollar as their functional currency. In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, certain financial institutions, regulated investment companies, real estate investment trusts, broker dealers, traders in securities that elect to use the mark–to-market method of accounting, United States expatriates, persons liable for alternative minimum tax, persons holding ADSs or equity shares through partnerships or other pass-through entities, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a straddle, hedging, conversion or integrated transaction or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the U.S. Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual

Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, any of which could affect the tax consequences described below. This summary does not address the U.S. federal tax laws other than income or estate tax, and does not address U.S. state or local or non-U.S. tax laws.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSS.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will generally be treated as the holders of equity shares represented by such ADSs.

Dividends. Subject to the passive foreign investment company rules described below, except for ADSs or equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders in respect of dividends received from other United States corporations. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain.

With respect to certain non-corporate U.S. holders, subject to certain limitations, including certain limitations based on taxable income and filing status, qualifying dividends paid after December 31, 2012 to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes and certain holding period requirements are met (including the requirement that the non-corporate U.S. holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year. The ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on the New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States.

Qualifying dividends will generally be taxed at a maximum rate of 15%. However, (i) individuals with taxable income above $400,000 and (ii) married couples filing joint returns with taxable income above $450,000 will be subject to tax at the rate of 20% on qualifying dividends. Further, individuals with taxable income less than $39,600 and married couple filing joint returns with taxable income less than $73,800 will be subject to tax at the rate of 0% on qualifying dividends. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to ADSs or equity shares may be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on ADSs or equity shares generally will be foreign source income, and will be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Estate taxes. An individual U.S. holder who is a citizen or resident of the United States for U.S. federal estate tax purposes may have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

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

•

at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, which produce passive income or are held for the production of passive income.

We do not believe that we satisfy either of the tests for passive foreign investment company status for the current fiscal year ended March 31, 2014. Because this determination is a factual determination that is made annually, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

Additionally, documents referred to in this Form 20-F may be inspected at our corporate office, which is located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, 500 034, India

10.I. Subsidiary information

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

Components of Market Risk

Foreign Exchange Rate Risk

Our exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles and Euros) and foreign currency borrowings in U.S. dollars, Russian roubles and Euros. A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecasted transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2014:

Category	Instrument	Currency	Cross Currency	Amounts in millions		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	USD	INR	USD	10.0	Buy
	Forward contract	USD	INR	USD	422.5	Sell
	Forward contract	USD	RON	USD	13.0	Buy
	Forward contract	EUR	USD	EUR	170.0	Sell

Cash flow hedges	Forward contract	USD	INR	USD	45.0	Sell
	Option contract	USD	INR	USD	235.0	Sell

Sensitivity Analysis of Exchange Rate Risk.

In respect of our forward, option and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1,254/(945) million increase/(decrease) in our hedging reserve and an approximately Rs.3,863/(4,011) million increase/(decrease) in our net profit as at March 31, 2014.

For a detailed analysis of our foreign exchange rate risk, please refer to Notes 30 and 31 in our consolidated financial statements.

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

Interest Rate Risk

As of March 31, 2014, we had foreign currency loans of Rs.35,221 million carrying a floating interest rate. These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile.

The interest rate profile of our short term borrowings from banks is as follows:

As at March 31,
	2014		2013
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + 25 to 85 bps	USD	LIBOR+50 to 120 bps
	EURO	LIBOR + 20 bps	EURO	LIBOR+50 to 125 bps
	INR	9.50% to 10.00%	—	—
	RUB	7.20% to 7.75%	RUB	7.25% to 8%
	RUB	Mosprime+60 bps	—	—
Other foreign currency borrowings	EURO	LIBOR + 90 bps	EURO	LIBOR + 110 bps
Borrowings on transfer of receivables	—	—	RUB	7.30%

The interest rate profile of our long-term loans and borrowings is as follows:

	As at March 31,
	2014		2013
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowing	USD	LIBOR+100 to 179 bps	USD	LIBOR+145 bps
	GBP	LIBOR+130 bps	—	—
Bonus Debentures	—	—	INR	9.25%

Maturity profile.

The aggregate maturities of interest-bearing long term loans and borrowings, based on contractual maturities, as of March 31, 2014 are as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligation under finance lease		Total
	(Rs. in millions)
2015	Rs.	3,295	Rs.	100	Rs.	3,395
2016		6,591		96		6,687
2017		4,293		69		4,362
2018		1,797		48		1,845
2019		7,190		50		7,240
Thereafter		—		684		684

Total	Rs.	23,166	Rs.	1,047	Rs.	24,213

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

As at March 23, 2014, we had 1,015,516,392 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as our “bonus debentures”) outstanding carrying a face value of Rs.5 each. These debentures matured on March 24, 2014, at which time we redeemed them for cash in an amount equal to the face value of Rs.5 each along with third and final interest payment thereon. The aggregate amount of principal payment for all such bonus debentures on March 24, 2014 was Rs.5,078 million. These debentures were listed and traded in India only on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and the National Stock Exchange of India Limited (“NSE”). For additional details, please see Item 8.a. above under the heading “Dividend Policy – Bonus Debentures”.

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

U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new shares deposited.

(b) Receiving or distributing dividends	Distribution of dividends.	U.S.$0.02 or less per ADS (U.S.$2.00 per 100 ADSs).

(c) Selling or exercising rights	Distribution or sale of securities.

U.S.$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the shares withdrawn.

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts.	U.S.$1.50 per ADS.

(f) General depositary services, particularly those charged on an annual basis.	Other services performed by the depositary in administering the ADSs.	U.S.$0.02 per ADS (or portion thereof) not more than once each calendar year.

(g) Other	Expenses incurred on behalf of holders in connection with:	The amount of such expenses incurred by the Depositary.
• compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

• the depositary’s or its custodian’s compliance with applicable law, rule or regulation;

• stock transfer or other taxes and other governmental charges;

Category (as defined by SEC)	Depositary actions		Associated Fee

	•	cable, telex, facsimile transmission/delivery;

	•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); or

	•	any other charge payable by depositary or its agents.

As provided in the Deposit Agreement, the Depositary may charge fees for making cash and other distributions to holders by deduction from distributable amounts or by selling a portion of the distributable property. The Depositary may generally refuse to provide services until its fees for those services are paid.

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2014, the Depositary reimbursed us an amount of U.S.$509,656.12 towards such expenses (inclusive of withholding tax of an amount of U.S.$119,351.57). The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2014.

Category of expenses	Amount reimbursed during the year ended March 31, 2014
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$	509,656.12
Listing fees		0
Investor relations		0
Advertising and public relations		0
Broker reimbursements		0

Indirect Payments

As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice which are estimated to total U.S.$300,000. The Depositary has also paid the following expenses on our behalf: U.S.$87,255.61. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that the Depositary has agreed to waive and/or expenses that the Depositary has paid during the year ended March 31, 2014.

Category Expenses	Amount Reimbursed during the Year Ended March 31, 2014

Third-party expenses paid directly

U.S.$42,000 towards NYSE listing fee and U.S.$19,078.93 towards broker reimbursements(1), postage, printing and Depositary Trust Company report fees. These expenses are net of U.S.$26,176.68 towards withholding tax.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2014, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2014 based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2014.

The effectiveness of our internal control over financial reporting as of March 31, 2014 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G.V. Prasad	/s/ Saumen Chakraborty
Co-Chairman and Chief Executive Officer	President and Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited Dr. Reddy’s Laboratories Limited’s (“the Company”) internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) – issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and its subsidiaries as of March 31, 2014 and 2013, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for each of the years in the three-year period ended March 31, 2014 and our report dated June 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hyderabad, India

June 25, 2014

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

ITEM 16.B. CODE OF ETHICS

We have adopted a code of business ethics applicable to our executive officers, directors and all other employees. The code is available on our corporate website, at http://www.drreddys.com/investors/pdf/cobe-booklet-2011.pdf. Any waivers of this code for executive officers or directors will be disclosed through furnishing a Form 6-K to the SEC. The Audit Committee of our Board of Directors has approved an Ombudsperson Procedure, which functions in coordination with our code of business ethics and provides guidance for employees and others to raise their concerns with stated designated personnel.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the years ended March 31, 2014, 2013 and 2012, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

Type of Service	March 31, 2014		Year Ended March 31, 2013		March 31, 2012		Description of Services
			(Rs. in millions)
Audit fees	Rs.	80.42	Rs.	71.99	Rs.	67.42	Audit and review of financial statements
Tax fees		1.21		1.11		3.16	Tax returns filing and transfer pricing related services
All other fees		1.47		6.35		2.45	Statutory certifications, due diligence and related services.

Total	Rs.	83.10	Rs.	79.45	Rs.	73.03

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended March 31, 2014, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.

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

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time that any of the following occurs:

We filed our most recent annual written affirmation, in the form specified by NYSE, on August 2, 2013.

•	an audit committee member who was deemed independent is no longer independent;

•	a member has been added to the audit committee;

•	the listed company or a member of its audit committee is eligible to rely on and is choosing to rely on a Securities Exchange Act Rule 10A-3 (“Rule 10A-3”) exemption;

•	the listed company or a member of its audit committee is no longer eligible to rely on or is choosing to no longer rely on a previously applicable Rule 10A-3 exemption;

•	a member has been removed from the listed company’s audit committee resulting in the company no longer having a Rule 10A-3 compliant audit committee; or

•	the listed company determined that it no longer qualifies as a foreign private issuer and will be considered a domestic company under Section 303A.

The annual and interim Written Affirmations must be in the form specified by the NYSE.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2014 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F - 1

• Consolidated statement of financial position as of March 31, 2014 and 2013	F - 2

• Consolidated income statement for the years ended March 31, 2014, 2013 and 2012	F - 4

• Consolidated statement of comprehensive income for the years ended March 31, 2014, 2013 and 2012	F - 5

• Consolidated statement of changes in equity for the years ended March 31, 2014, 2013 and 2012	F - 6

• Consolidated statement of cash flows for the years ended March 31, 2014, 2013 and 2012	F - 9

• Notes to the consolidated financial statements	F - 10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited the accompanying consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2014 and 2013, and the related consolidated income statement, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dr. Reddy’s Laboratories Limited’s internal control over financial reporting as of March 31, 2014, based on “criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”, and our report dated June 25, 2014 expressed an unqualified opinion on the effectiveness of Dr. Reddy’s Laboratories Limited’s internal control over financial reporting.

KPMG

Hyderabad, India

June 25, 2014

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2014		March 31, 2014		March 31, 2013 Restated*
		Unaudited convenience translation into U.S.$ (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	15	U.S.$	141	Rs.	8,451	Rs.	5,136
Other investments	11		418		25,083		16,963
Trade and other receivables	13		551		33,037		31,972
Inventories	12		400		23,992		21,600
Derivative financial instruments	30		9		554		546
Current tax assets			22		1,298		513
Other current assets	14		189		11,332		8,984

Total current assets		U.S.$	1,729	Rs.	103,747	Rs.	85,714

Non-current assets
Property, plant and equipment	7	U.S.$	740	Rs.	44,424	Rs.	37,814
Goodwill	8		57		3,428		3,193
Other intangible assets	9		188		11,269		10,828
Investment in equity accounted investees	10		13		806		472
Other investments – non-current	11		0		0		209
Deferred tax assets	27		101		6,054		3,652
Other non-current assets	14		8		495		487

Total non-current assets		U.S.$	1,108	Rs.	66,476	Rs.	56,655

Total assets		U.S.$	2,837	Rs.	170,223	Rs.	142,369

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	22	U.S.$	175	Rs.	10,503	Rs.	11,862
Derivative financial instruments	30		5		305		95
Current tax liabilities			20		1,192		997
Bank overdraft	15		—		—		82
Short-term borrowings	18		343		20,607		18,914
Long-term borrowings, current portion	18		57		3,395		5,139
Provisions	21		47		2,819		2,288
Other current liabilities	23		254		15,242		14,714

Total current liabilities		U.S.$	901	Rs.	54,063	Rs.	54,091

Non-current liabilities
Long-term loans and borrowings, excluding current portion	18	U.S.$	346	Rs.	20,740	Rs.	12,625
Provisions – non-current	21		2		92		47
Deferred tax liabilities	27		46		2,744		1,838
Other non-current liabilities	23		30		1,783		963

Total non-current liabilities		U.S.$	423	Rs.	25,359	Rs.	15,473

Total liabilities		U.S.$	1,324	Rs.	79,422	Rs.	69,564

*	Restated to reflect adoption of revised IAS 19. See Note 2(f)(vi) for further details.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2014		March 31, 2014		March 31, 2013 Restated*
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Equity
Share capital	16	U.S.$	14	Rs.	851	Rs.	849
Equity shares held by controlled trust			(0)		(5)		(5)
Share premium			359		21,553		21,214
Share based payment reserve			17		1,008		911
Retained earnings			1,084		65,051		44,815
Debenture redemption reserve			—		—		1,711
Other components of equity			39		2,343		3,290

Equity attributable to equity holders of the Company		U.S.$	1,513	Rs.	90,801	Rs.	72,785
Non-controlling interests			—		—		20

Total equity		U.S.$	1,513	Rs.	90,801	Rs.	72,805

Total liabilities and equity		U.S.$	2,837	Rs.	170,223	Rs.	142,369

*	Restated to reflect adoption of revised IAS 19. See Note 2(f)(vi) for further details.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except share and per share data)

		For the Year Ended March 31,
Particulars	Note	2014		2014		2013		2012
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Revenues	24	U.S.$	2,203	Rs.	132,170	Rs.	116,266	Rs.	96,737
Cost of revenues			939		56,369		55,687		43,432

Gross profit			1,263		75,801		60,579		53,305

Selling, general and administrative expenses			646		38,783		34,272		29,907
Research and development expenses			207		12,402		7,674		5,911
Other (income)/expense, net	25		(24)		(1,416)		(2,479)		(765)

Total operating expenses			829		49,769		39,467		35,053

Results from operating activities			434		26,032		21,112		18,252
Finance income			28		1,674		1,478		1,227
Finance expense			(21)		(1,274)		(1,018)		(1,067)

Finance (expense)/income, net	26		7		400		460		160

Share of profit of equity accounted investees, net of tax	10		3		174		104		54

Profit before tax			443		26,606		21,676		18,466
Tax expense	27		(85)		(5,094)		(4,900)		(4,204)

Profit for the year			359		21,512		16,776		14,262

Attributable to:
Equity holders of the Company			359		21,515		16,777		14,262
Non-controlling interests			(0)		(3)		(1)		—

Profit for the year		U.S.$	359	Rs.	21,512	Rs.	16,776	Rs.	14,262

Earnings per share	17
Basic earnings per share of Rs.5/- each		U.S.$	2.11	Rs.	126.52	Rs.	98.82	Rs.	84.16
Diluted earnings per share of Rs.5/- each		U.S.$	2.10	Rs.	126.04	Rs.	98.44	Rs.	83.81
Weighted average number of equity shares used in computing earnings per share	17
Basic					170,044,518		169,777,458		169,469,888
Diluted					170,695,017		170,432,680		170,177,944

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the Year Ended March 31,
Particulars	2014		2014		2013 Restated*		2012 Restated*
	Unaudited convenience translation into U.S.$ (See Note 2(d))
Profit for the year	U.S.$	359	Rs.	21,512	Rs.	16,776	Rs.	14,262
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post-employment benefit obligations	U.S.$	1	Rs.	68	Rs.	(211)	Rs.	44
Tax on items that will not be reclassified to profit or loss		(0)		(20)		68		(14)

Total items that will not be reclassified to profit or loss	U.S.$	1	Rs.	48	Rs.	(143)	Rs.	30

Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$	1	Rs.	40	Rs.	34	Rs.	2
Foreign currency translation adjustments		9		554		197		711
Effective portion of changes in fair value of cash flow hedges, net		(28)		(1,650)		1,697		(2,496)
Tax on items that may be reclassified subsequently to profit or loss		1		64		(741)		860

Total items that may be reclassified subsequently to profit or loss	U.S.$	(17)	Rs.	(992)	Rs.	1,187	Rs.	(923)

Other comprehensive income/(loss) for the year, net of tax	U.S.$	(16)	Rs.	(944)	Rs.	1,044	Rs.	(893)

Total comprehensive income for the year	U.S.$	343	Rs.	20,568	Rs.	17,820	Rs.	13,369
Attributable to:
Equity holders of the Company		343		20,567		17,822		13,369
Non-controlling interests		0		1		(2)		—

Total comprehensive income for the year	U.S.$	343	Rs.	20,568	Rs.	17,820	Rs.	13,369

*	Restated to reflect adoption of revised IAS 19. See Note 2(f)(vi) for further details.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

Particulars	Share capital			Share premium		Fair value reserve
	Shares	Amount		Amount		Amount

Balance as of April 1, 2011, as previously reported	169,252,732	Rs.	846	Rs.	20,683	Rs.	31
Impact of adoption of revised IAS 19 (See Note 2(f)(vi))	—		—		—		—

Restated balance as of April 1, 2011	169,252,732	Rs.	846	Rs.	20,683	Rs.	31

Issue of equity shares on exercise of options	307,614		2		251		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Transfer to debenture redemption reserve	—		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.3	—		—		—		(1)
Foreign currency translation adjustments, net of tax benefit of Rs.106	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.757	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.14	—		—		—		—
Transfer to general reserve	—		—		—		—

Restated balance as of March 31, 2012	169,560,346	Rs.	848	Rs.	20,934	Rs.	30

Restated balance as of April 1, 2012	169,560,346	Rs.	848	Rs.	20,934	Rs.	30
Issue of equity shares on exercise of options	276,129		1		280		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Transfer to debenture redemption reserve	—		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.12	—		—		—		22
Foreign currency translation adjustments, net of tax expense of Rs.7	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.722	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.68	—		—		—		—
Non-controlling interest arising on business combination	—		—		—		—
Acquisition of non-controlling interests	—		—		—		—

Restated balance as of March 31, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52

Restated balance as of April 1, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52
Issue of equity shares on exercise of options	272,393		2		339		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Transfer to debenture redemption reserve	—		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.14	—		—		—		26
Foreign currency translation adjustments, net of tax expense of Rs.2	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense Rs.20	—		—		—		—
Acquisition of non-controlling interests	—		—		—		—
Transfer to general reserve	—		—		—		—

Balance as of March 31, 2014	170,108,868	Rs.	851	Rs.	21,553	Rs.	78

Unaudited convenience translation into U.S. $ (See Note 2(d))		U.S.$	14	U.S.$	359	U.S.$	1

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

[Continued from above table, first column repeated]

Particulars	Foreign currency translation reserve		Hedging reserve		Share based payment reserve		Equity shares held by a controlled trust
	Amount		Amount		Amount		Amount

Balance as of April 1, 2011, as previously reported	Rs.	2,921	Rs.	374	Rs.	730	Rs.	(5)
Impact of adoption of revised IAS 19 (See Note 2(f)(vi))		—		—		—		—

Restated balance as of March 31, 2012	Rs.	2,921	Rs.	374	Rs.	730	Rs.	(5)

Issue of equity shares on exercise of options		—		—		(247)		—
Share based payment expense		—		—		326		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Transfer to debenture redemption reserve		—		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.3		—		—		—		—
Foreign currency translation adjustments, net of tax benefit of Rs.106		816		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.757		—		(1,739)		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.14		—		—		—		—
Transfer to general reserve		—		—		(8)		—

Restated balance as of March 31, 2012	Rs.	3,737	Rs.	(1,365)	Rs.	801	Rs.	(5)

Restated balance as of April 1, 2012	Rs.	3,737	Rs.	(1,365)	Rs.	801	Rs.	(5)
Issue of equity shares on exercise of options		—		—		(280)		—
Share based payment expense		—		—		390		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Transfer to debenture redemption reserve		—		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.12		—		—		—		—
Foreign currency translation adjustments, net of tax expense of Rs.7		191		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.722		—		975		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.68		—		—		—		—
Non-controlling interest arising on business combination		—		—		—		—
Acquisition of non-controlling interests		—		—		—		—

Restated balance as of March 31, 2013	Rs.	3,928	Rs.	(390)	Rs.	911	Rs.	(5)

Restated balance as of April 1, 2013	Rs.	3,928	Rs.	(390)	Rs.	911	Rs.	(5)
Issue of equity shares on exercise of options		—		—		(339)		—
Share based payment expense		—		—		436		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Transfer to debenture redemption reserve		—		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.14		—		—		—		—
Foreign currency translation adjustments, net of tax expense of Rs.2		549		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80		—		(1,570)		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.20		—		—		—		—
Acquisition of non-controlling interests		—		—		—		—
Transfer to general reserve		—		—		—		—

Balance as of March 31, 2014	Rs.	4,477	Rs.	(1,960)	Rs.	1,008	Rs.	(5)

Unaudited convenience translation into U.S. $ (See Note 2(d))	U.S.$	75	U.S.$	(33)	U.S.$	17	U.S.$	(0)

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

[Continued from above table, first column repeated]

Particulars	Retained earnings		Debenture redemption reserve		Non-controlling interests		Actuarial gains/(losses)		Total
	Amount		Amount		Amount		Amount		Amount

Balance as of April 1, 2011, as previously reported	Rs.	20,391	Rs.	19	Rs.	—	Rs.	—	Rs.	45,990
Impact of adoption of revised IAS 19 (See Note 2(f)(vi))		—		—		—		(187)		(187)

Restated balance as of April 1, 2011	Rs.	20,391	Rs.	19	Rs.	—	Rs.	(187)	Rs.	45,803

Issue of equity shares on exercise of options		—		—		—		—		6
Share based payment expense		—		—		—		—		326
Profit for the period		14,262		—		—		—		14,262
Dividend paid (including corporate dividend tax)		(2,216)		—		—		—		(2,216)
Transfer to debenture redemption reserve		(846)		846		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.3		—		—		—		—		(1)
Foreign currency translation adjustments, net of tax benefit of Rs.106		—		—		—		—		816
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.757		—		—		—		—		(1,739)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.14		—		—		—		30		30
Transfer to general reserve		8		—		—		—		—

Restated balance as of March 31, 2012	Rs.	31,599	Rs.	865	Rs.	—	Rs.	(157)	Rs.	57,287

Restated balance as of April 1, 2012	Rs.	31,599	Rs.	865	Rs.	—	Rs.	(157)	Rs.	57,287
Issue of equity shares on exercise of options		—		—		—		—		1
Share based payment expense		—		—		—		—		390
Profit for the period		16,777		—		(1)		—		16,776
Dividend paid (including corporate dividend tax)		(2,714)		—		—		—		(2,714)
Transfer to debenture redemption reserve		(846)		846		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.12		—		—		—		—		22
Foreign currency translation adjustments, net of tax expense of Rs.7		—		—		(1)		—		190
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.722		—		—		—		—		975
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.68		—		—		—		(143)		(143)
Non-controlling interest arising on business combination		—		—		132		—		132
Acquisition of non-controlling interests		(1)		—		(110)		—		(111)

Restated balance as of March 31, 2013	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805

Restated balance as of April 1, 2013	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805
Issue of equity shares on exercise of options		—		—		—		—		2
Share based payment expense		—		—		—		—		436
Profit for the period		21,515		—		(3)		—		21,512
Dividend paid (including corporate dividend tax)		(2,985)		—		—		—		(2,985)
Transfer to debenture redemption reserve		(828)		828		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.14		—		—		—		—		26
Foreign currency translation adjustments, net of tax expense of Rs.2		—		—		3		—		552
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80		—		—		—		—		(1,570)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.20		—		—		—		48		48
Acquisition of non-controlling interests		(5)		—		(20)		—		(25)
Transfer to general reserve		2,539		(2,539)		—		—		—

Balance as of March 31, 2014	Rs.	65,051	Rs.	—	Rs.	—	Rs.	(252)	Rs.	90,801

Unaudited convenience translation into U.S. $ (See Note 2(d))	U.S.$	1,084	U.S.$	—	U.S.$	—	U.S.$	(4)	U.S.$	1,513

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, except share and per share data and where otherwise stated)

	For the Year Ended March 31,
	2014		2014		2013		2012
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	359	Rs.	21,512	Rs.	16,776	Rs.	14,262
Adjustment for:
Income tax expense		85		5,094		4,900		4,204
Dividend and profit on sale of investments		(4)		(217)		(213)		(161)
Depreciation and amortization		118		7,106		5,549		5,213
Impairment loss/(reversal of impairment loss) on other intangible assets		(8)		(497)		507		1,040
Impairment loss on goodwill		—		—		181		—
Inventory write-downs		32		1,941		1,887		1,473
Allowance for doubtful trade and other receivables		3		162		107		168
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net		(1)		(53)		(143)		9
Allowance for sales returns		41		2,454		2,068		1,335
Share of profit of equity accounted investees		(3)		(174)		(104)		(54)
Exchange (gain)/loss, net		(17)		(1,014)		(23)		1,153
Interest expense, net		3		189		118		690
Share based payment expense		7		436		390		326
Changes in operating assets and liabilities:
Trade and other receivables		2		118		(6,340)		(6,919)
Inventories		(66)		(3,971)		(3,870)		(4,349)
Trade and other payables		(35)		(2,130)		1,845		948
Other assets and other liabilities		(73)		(4,406)		(4,781)		1,360

Cash generated from operations		443		26,550		18,854		20,698
Income tax paid		(118)		(7,087)		(5,537)		(4,548)

Net cash from operating activities	U.S.$	324	Rs.	19,463	Rs.	13,317	Rs.	16,150

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$	(168)	Rs.	(10,081)	Rs.	(6,670)	Rs.	(6,857)
Proceeds from sale of property, plant and equipment		1		85		64		41
Proceeds from sale of other intangible assets		0		29		254		123
Expenditure on other intangible assets		(9)		(546)		(666)		(1,728)
Proceeds from sale of other investments		629		37,721		21,850		15,733
Purchase of other investments		(747)		(44,811)		(27,878)		(26,309)
Cash paid for acquisition of business, net of cash acquired		—		—		(1,746)		—
Interest received		16		983		848		332

Net cash used in investing activities	U.S.$	(277)	Rs.	(16,620)	Rs.	(13,944)	Rs.	(18,665)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$	0	Rs.	2	Rs.	1	Rs.	6
Proceeds from/(repayment of) short term loans and borrowings, net		(14)		(858)		2,329		(3,650)
Proceeds from long term loans and borrowings		168		10,100		—		10,713
Redemption of bonus debentures (See Note 33)		(85)		(5,078)		—		—
Repayment of other long term loans and borrowings		(3)		(207)		(36)		(9)
Dividend paid (including corporate dividend tax)		(50)		(2,985)		(2,714)		(2,216)
Cash paid for acquisition of non-controlling interests		(0)		(25)		(111)		—
Interest paid		(19)		(1,166)		(1,261)		(1,109)

Net cash from/(used in) financing activities	U.S.$	(4)	Rs.	(217)	Rs.	(1,792)	Rs.	3,735

Net increase/(decrease) in cash and cash equivalents		44		2,626		(2,419)		1,220
Effect of exchange rate changes on cash and cash equivalents		13		771		94		499
Cash and cash equivalents at the beginning of the period (See Note 15)		84		5,054		7,379		5,660

Cash and cash equivalents at the end of the period (See Note 15)	U.S.$	141	Rs.	8,451	Rs.	5,054	Rs.	7,379

Supplemental schedule of non-cash investing and financing activities:
Property, plant and equipment and intangibles purchased on credit during the year, including contingent consideration on purchase of intangibles	U.S.$	8	Rs.	469	Rs.	278	Rs.	—
Property, plant and equipment purchased under capital lease		3		195		57		30

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2014 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared for the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2014. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 25, 2014.

b. Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	available-for-sale financial assets are measured at fair value;

•

employee defined benefit assets/(liability) are recognized as the net total of the fair value of plan assets, plus actuarial losses, less actuarial gains and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under finance leases are measured at amortized cost using the effective interest rate method; and

•	investments in jointly controlled entities which are accounted for using the equity method.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

d. Convenience translation (unaudited)

The accompanying consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2014 have been translated into United States dollars at the certified foreign exchange rate of U.S.$1 = Rs.60.00, as published by Federal Reserve Board of Governors on March 31, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unaudited.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 3(b) — Assessment of functional currency for foreign operations;

•	Note 3(c) and 30 — Financial instruments;

•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;

•	Note 3(h) — Valuation of inventories;

•	Notes 3(i), 8 and 9 — Measurement of recoverable amounts of cash-generating units;

•	Note 3 (j) — Assets and obligations relating to employee benefits;

•	Note 3(k) — Provisions;

•	Note 3(l) — Sales returns, rebates and charge back provisions;

•	Note 3(o) — Evaluation of recoverability of deferred tax assets;

•	Notes 3(d) and 6 — Business combinations; and

•	Note 38 — Contingencies

 f. Changes in accounting policies

The Company has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of April 1, 2013:

•	IFRS 10, “Consolidated Financial Statements”;

•	IFRS 11, “Joint Arrangements”;

•	IFRS 12, “Disclosure of Interests in Other Entities”;

•	IFRS 13, “Fair Value Measurement”;

•	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”;

•	IAS 19, “Employee Benefits (2011)”;

•	Amendments to IAS 32, “Financial Instruments: Income taxes arising from distribution to equity holders”;

•	Amendments to IAS 34, “Interim Financial Reporting: Segment information for total assets and liabilities”; and

•	Amendments to IFRS 7, “Financial instruments: Disclosures”.

(i) Subsidiaries

As a result of IFRS 10, the Company has changed its accounting policy with respect to the basis for determining control. IFRS 10 replaces the guidance on consolidation in IAS 27, “Consolidated and Separate Financial Statements”, and SIC 12, “Consolidation—Special Purpose Entities”.

IFRS 10 introduces a new control model that is applicable to all investees, by focusing on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In particular, IFRS 10 requires the Company to consolidate investees that it controls on the basis of de facto circumstances. Subsidiaries are consolidated from the date control commences until the date control ceases.

In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

 f. Changes in accounting policies (continued)

(ii) Joint arrangements

Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures, depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, under IAS 31, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its existing joint arrangements and concluded that adoption of IFRS 11 does not have any impact on the classification of such arrangements into joint operations and joint ventures. Refer to Notes 35 and 36 for further details.

(iii) IFRS 12 Disclosure of interests in other entities

IFRS 12 sets out the required disclosures for entities applying IFRS 10 and 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities. Necessary disclosures have been made in these consolidated financial statements, wherever necessary.

(iv) Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRS, and introduces more comprehensive disclosure requirements on fair value measurement. There was no material impact on these consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Company has provided necessary disclosures as required by IFRS 13 in these consolidated financial statements.

(v) Presentation of items of other comprehensive income

As a result of the amendments to IAS 1, the Company modified the presentation of items of other comprehensive income in its consolidated statement of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 had no impact on the recognized assets, liabilities and comprehensive income of the Company.

(vi) Employee benefits

The Company has adopted revised IAS 19 effective April 1, 2013. The revised standard requires immediate recognition of unrecognized gains and losses through re-measurements of the net defined benefit liability/(asset) through other comprehensive income. As required by the revised standard, the consolidated financial statements as of April 1, 2011 have been retrospectively restated to reflect these changes. Consequently, the Company has recorded a loss of Rs.187 as of April 1, 2011 representing the unrecognized actuarial loss, net of tax, as of that date. Further, amounts of Rs.30 and Rs.(143), representing the actuarial gain/(loss), net of Rs.(14) and Rs.68, representing associated tax (expense)/benefit, have been recorded in the consolidated statement of comprehensive income for the years ended March 31, 2012 and 2013, respectively. Correspondingly, other liabilities were increased by Rs.278, Rs.234 and Rs.445 as on April 1, 2011, 2012 and 2013, respectively. Previously, these amounts were not recorded under the corridor approach specified in IAS 19.

Furthermore, revised IAS 19 also requires the interest expense/(income) on plan assets to be calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return of the portfolio in excess of such yields is recognized through the other comprehensive income. The Company has provided necessary disclosures, as required by revised IAS 19, in these consolidated financial statements.

Revised IAS 19 also requires the effect of any plan amendments to be recognized immediately, through net profit, in the statement of comprehensive income. In addition, the revised standard amends the definitions of “termination benefits” and “settlements”. The effect of these changes is not considered material and, accordingly, no further disclosures have been made in these consolidated financial statements.

(vii) Amendments to IAS 32, IAS 34 and IFRS 7

The amendments to IAS 32, IAS 34 and IFRS 7 do not have any material impact on these consolidated financial statements of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies

Except for the changes explained in Note 2(f), the Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

a. Basis of consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) that are controlled by the Company. Control exists when the Company is exposed to, or has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Associates and joint arrangements (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity. Joint arrangements are those arrangements over which the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Investments in associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The carrying value of the Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest (“NCI”) holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full while preparing the consolidated financial statements. Unrealized gains or losses arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.

Acquisition of non-controlling interests

Acquisition of some or all of the non-controlling interest (“NCI”) is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

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

Foreign operations

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

b. Foreign currency (continued)

In case of foreign operations whose functional currency is different from the parent company’s functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in other comprehensive income/(loss) and presented within equity as part of FCTR. When a foreign operation is disposed off, in part or in full, the relevant amount in the FCTR is transferred to the consolidated income statement.

c. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity securities, trade and other receivables, cash and cash equivalents, loans and borrowings, trade and other payables and certain other assets and liabilities.

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

Other investments

Other investments consist of term deposits with original maturities of more than three months, investments in mutual funds and equity securities.

Investments in mutual funds and equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income/(loss) and presented within equity under “fair value reserve”. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the consolidated income statement.

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

The Company uses forward exchange contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

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

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

c. Financial instruments (continued)

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the consolidated income statement. The changes in fair value of such derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance income/(expense)” in the consolidated income statement.

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

d. Business combinations

The Company uses the acquisition method of accounting to account for business combinations that occurred on or after April 1, 2009. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The Company measures goodwill as of the applicable acquisition date at the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in the consolidated income statement. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company. Consideration transferred also includes the fair value of any contingent consideration. Consideration transferred does not include amounts related to settlement of pre-existing relationships. Any goodwill that arises on account of such business combination is tested annually for impairment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

e. Property, plant and equipment (continued)

Depreciation

Depreciation is recognized in the consolidated income statement on a straight line basis over the estimated useful lives of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. The depreciation expense is included in the costs of the functions using the asset. Land is not depreciated.

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

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under capital work-in-progress. Assets not ready for use are not depreciated.

 f. Goodwill and other intangible assets

Goodwill

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

Other intangible assets

Other intangible assets that are acquired by the Company and that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

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

Intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognized immediately in the consolidated income statement.

Amortization

Amortization is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of intangible assets or on any other basis that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. Intangible assets that are not available for use are amortized from the date they are available for use.

The estimated useful lives are as follows:

Trademarks	3 - 12 years
Product related intangibles	5 - 15 years
Customer-related intangibles	1 - 11 years
Technology related intangibles	3 - 13 years
Other intangibles	3 - 15 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at each reporting date.

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

Operating lease incentives received from the landlord are recognized as a reduction of rental expense on a straight line basis over the lease term.

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

The factors that the Company considers in determining the allowance for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

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

An impairment loss in respect of equity accounted investee is measured by comparing the recoverable amount of investment with its carrying amount. An impairment loss is recognized in the consolidated income statement, and reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

 j. Employee benefits

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

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

Re-measurements of net defined benefit liability, which is comprised of actuarial gains and losses, the return on plan assets (excluding interest) and the effect of asset ceiling, are recognized immediately in Other Comprehensive Income. The Company determines the net interest expense/(income) on the net defined benefit liability/(asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability/(asset), taking into account any changes in the net defined benefit liability/(asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the consolidated income statement.

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

Compensated absences

The Company’s current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the statements of financial position date. Such measurement is based on actuarial valuation as at the statements of financial position date carried out by a qualified actuary.

Share-based payment transactions

The grant date fair value of options granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognized in connection with share based payment transaction is presented as a separate component in equity under “share based payment reserve”. The amount recognized as an expense is adjusted to reflect the actual number of stock options that vest.

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

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company are accrued when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

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

Export entitlements

Export entitlements from government authorities are recognized in the consolidated income statement as a reduction from “Cost of Revenues” when the right to receive credit as per the terms of the scheme is established in respect of the exports made by the Company, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

m. Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company’s factories to its various points of sale, are included in selling, general and administrative expenses.

n. Finance income and expense

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

n. Finance income and expense (continued)

Borrowing costs are recognized in the consolidated income statement using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within finance income and expense. These primarily include: exchange differences arising on settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

o. Income tax

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

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and taxable temporary differences arising upon the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

 p. Earnings per share

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

q. Government grants

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset. Grants related to income are deducted in reporting the related expense.

r. Segment Reporting

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

s. Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In November 2009, the IASB issued IFRS 9, “Financial instruments”, relating to the classification and measurement of financial assets. In October 2010, the IASB added the requirements related to the classification and measurement of financial liabilities to IFRS 9. This includes requirements on embedded derivatives and how to account for an entity’s own credit risks for financial liabilities that are measured at fair value. In November 2013, the IASB issued amendments to IFRS 9 that introduces a new general hedge accounting model. The new hedge accounting model set forth in IFRS 9 significantly differs from the IAS 39 hedge accounting model in number of respects such as eligibility of hedging instruments and hedged items, accounting for time value component of options and forward contracts, qualifying criteria for applying hedge accounting and related disclosures. Further, the IASB has tentatively decided to establish the mandatory effective date for implementation of IFRS 9 as January 1, 2018. Entities are permitted to early adopt the provisions of IFRS 9.

The Company believes that the adoption of IFRS 9, insofar it relates to classification and measurement of financial assets and liabilities, will not have any material impact on its consolidated financial statements. The Company is in the process of evaluating the impact of the new hedge accounting model on its consolidated financial statements.

Amendment to IAS 32—Offsetting financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32 “Offsetting financial assets and financial liabilities”. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The amendments to IAS 32 are effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

Amendment to IAS 36— Impairment of Assets

In May 2013, the IASB issued amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”. IAS 36 has been amended to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments to IAS 36 are effective for fiscal years beginning on or after January 1, 2014. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

Amendments to IAS 16 Property, plant and equipment and IAS 38 Intangible assets

In May 2014, the IASB issued limited-scope amendments to IAS 16 and IAS 38 to clarify the use of a revenue-based depreciation or amortization method. With respect to property, plant and equipment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. With respect to intangible assets, the amended standard incorporates a rebuttable presumption that an amortization method based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers.

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The new revenue recognition standard is applicable for the reporting periods beginning on or after January 1, 2017. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

t. Share capital

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

(i) Property, plant and equipment

Property, plant and equipment acquired in a business combination or through an exchange of non-monetary assets is measured at fair value on the acquisition date. For this purpose, fair value is based on appraised market values and replacement cost.

(ii) Intangible assets

The fair value of brands, technology related intangibles, and patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, technology related intangibles, patents or trademarks being owned (the “relief of royalty method”). The fair value of customer related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method after deduction of a fair return on other assets that are part of creating the related cash flows.

(iii) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(iv) Investments in equity and debt securities and units of mutual funds

The fair value of available-for-sale marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

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

(v) Derivatives

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments. The CODM does not review the total assets and liabilities for each operating segment.

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

Proprietary Products. This segment includes the discovery and development of new chemical entities and differentiated formulations for subsequent commercialization. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also includes the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

Others. This segment includes the operations of the Company’s wholly owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies to treat oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through IND filing.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Information about segments:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Proprietary Products
	2014		2013		2012		2014		2013		2012		2014		2013		2012
Segment revenue (1)	Rs.	105,164	Rs.	82,563	Rs.	70,243	Rs.	23,974	Rs.	30,702	Rs.	23,812	Rs.	1,778	Rs.	1,468	Rs.	1,078
Gross profit	Rs.	69,148	Rs.	48,721	Rs.	44,263	Rs.	4,848	Rs.	9,970	Rs.	7,508	Rs.	1,606	Rs.	1,324	Rs.	903
Selling, general and administrative expenses
Research and development expenses
Other (income)/expense, net
Results from operating activities
Finance (expense)/income, net
Share of profit of equity accounted investees, net of tax
Profit before tax
Tax expense
Profit for the year

[Continued from above table, first column repeated]

Information about segments:	For the Year Ended March 31,
Reportable segments	Others						Total
	2014		2013		2012		2014		2013		2012
Segment revenue (1)	Rs.	1,254	Rs.	1,533	Rs.	1,604	Rs.	132,170	Rs.	116,266	Rs.	96,737
Gross profit	Rs.	199	Rs.	564	Rs.	631	Rs.	75,801	Rs.	60,579	Rs.	53,305
Selling, general and administrative expenses								38,783		34,272		29,907
Research and development expenses								12,402		7,674		5,911
Other (income)/expense, net								(1,416)		(2,479)		(765)

Results from operating activities							Rs.	26,032	Rs.	21,112	Rs.	18,252
Finance (expense)/income, net								400		460		160
Share of profit of equity accounted investees, net of tax								174		104		54

Profit before tax							Rs.	26,606	Rs.	21,676	Rs.	18,466
Tax expense								(5,094)		(4,900)		(4,204)

Profit for the year							Rs.	21,512	Rs.	16,776	Rs.	14,262

(1)

Segment revenue for the year ended March 31, 2014 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of Rs.5,601 (as compared to Rs.5,584 and Rs.5,336 for the years ended March 31, 2013 and 2012, respectively).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the Year Ended March 31,
Geography	2014		2013		2012
North America (the United States and Canada)	Rs.	61,409	Rs.	45,736	Rs.	37,959
Russia and other countries of the former Soviet Union		19,819		16,908		13,260
India		19,502		19,198		16,517
Europe		16,483		20,262		17,410
Others		14,957		14,162		11,591

	Rs.	132,170	Rs.	116,266	Rs.	96,737

Analysis of revenue within the Global Generics segment:

The following table shows the distribution of revenues of the Company’s Global Generics segment by geography, based on the location of the customer:

	For the Year Ended March 31,
Geography	2014		2013		2012
North America (the United States and Canada)	Rs.	55,303	Rs.	37,846	Rs.	31,889
Russia and other countries of the former Soviet Union		19,819		16,908		13,260
India		15,713		14,560		12,931
Europe		6,970		7,716		8,259
Others		7,359		5,533		3,904

	Rs.	105,164	Rs.	82,563	Rs.	70,243

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2014		2013		2012
Omeprazole	Rs.	12,445	Rs.	11,484	Rs.	10,332
Nimesulide		6,035		4,919		4,097
Decitabine		4,624		—		—
Zolendronic acid		3,756		484		138
Metoprolol		3,264		1,076		—
Azacitidine		2,967		—		—
Fexofenadine		2,644		1,673		1,519
Divalproex sodium		2,418		941		901
Fondaparinux		2,388		2,315		1,130
Ciprofloxacin		2,387		2,436		2,119
Others		62,236		57,235		50,007

Total	Rs.	105,164	Rs.	82,563	Rs.	70,243

Analysis of revenue within the PSAI segment:

The following table shows the distribution of revenues of the Company’s PSAI segment by geography, based on the location of the customer:

	For the Year Ended March 31,
Geography	2014		2013		2012
Europe	Rs.	9,058	Rs.	12,007	Rs.	8,424
North America (the United States and Canada)		3,820		5,744		4,272
India		3,787		4,638		3,586
Others		7,309		8,313		7,531

	Rs.	23,974	Rs.	30,702	Rs.	23,812

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2014		2013		2012
Naproxen	Rs.	4,006	Rs.	3,693	Rs.	1,567
Clopidogrel		1,621		3,440		2,560
Ciprofloxacin		1,088		821		629
Escitalopram oxalate		1,069		2,181		1,714
Atorvastatin		1,026		1,660		1,042
Moxifloxacin		821		125		147
Epoxide		658		—		—
Capecitabine		651		29		19
Ranitidine Hcl		639		541		581
Levetiracetam		636		697		246
Others		11,759		17,515		15,307

Total	Rs.	23,974	Rs.	30,702	Rs.	23,812

Analysis of assets by geography:

The following table shows the distribution of the Company’s assets by geography, based on the location of assets:

	As of March 31,
Geography	2014		2013
India	Rs.	96,680	Rs.	86,567
North America (the United States and Canada)		28,284		20,683
Russia and other countries of the former Soviet Union		9,168		9,141
Europe		30,829		21,358
Others		5,262		4,620

	Rs.	170,223	Rs.	142,369

The following table shows the distribution of the Company’s non-current assets, other than financial instruments and deferred tax assets, based on the location of assets:

	As of March 31,
Geography	2014		2013
India	Rs.	38,301	Rs.	33,386
North America (the United States and Canada)		7,372		6,228
Russia and other countries of the former Soviet Union		507		247
Europe		11,389		10,381
Others		2,358		2,065

	Rs.	59,927	Rs.	52,307

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by geography, based on the location of assets:

	For the Year Ended March 31,
Geography	2014		2013
India	Rs.	9,051	Rs.	6,488
North America (the United States and Canada)		1,370		961
Russia and other countries of the former Soviet Union		309		19
Europe		777		2,069
Others		68		137

	Rs.	11,575	Rs.	9,674

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Analysis of depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2014		2013		2012
PSAI	Rs.	1,920	Rs.	1,489	Rs.	1,414
Global Generics		1,762		1,404		1,219
Proprietary Products		—		—		—
Others		89		90		95

	Rs.	3,771	Rs.	2,983	Rs.	2,729

6. Acquisition of OctoPlus N.V.

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

The aggregate purchase consideration paid for OctoPlus shares was Rs.1,772. During the year ended March 31, 2013, based on management’s estimate of fair values, the Company allocated the aggregate purchase price paid for OctoPlus as follows:

Particulars	Amount
Total consideration paid	Rs.	1,772
Identifiable assets acquired
Current assets (including cash and cash equivalents of Rs.26)		220
Property, plant and equipment		981
Intangibles:
Complex injectable know-how		510
Customer contracts		38
Customer relationships		279
Deferred tax assets		182

Liabilities assumed
Fair value of finance lease liabilities		(572)
Deferred tax liabilities		(182)
Other current liabilities		(704)

Total identifiable net assets	Rs.	752
Non-controlling interest at fair value	Rs.	(132)
Goodwill	Rs.	1,152

The total goodwill amount of Rs.1,152 is attributable primarily to the acquired employee workforce and expected synergies.

Acquisition related costs amounting to Rs.123 were excluded from the consideration transferred and were recognized as expense in the consolidated income statement for the year ended March 31, 2013. The fair value of the non-controlling interest was determined using the equity share price of OctoPlus as on the date of acquisition.

During the period from February 16, 2013 to March 31, 2013, the Company acquired further equity shares totaling 5.8% of the total share capital of OctoPlus at a price of Euro 0.52 per share through a combination of open market purchases as well as acceptance of shares tendered during the post-acquisition offer period. Further, during the year ended March 31, 2014, the Company acquired equity shares totaling 1.1% of the total share capital of OctoPlus at a price of Euro 0.52 per share. Consequently, OctoPlus became a wholly owned subsidiary of the Company.

The acquisition of these non-controlling interests has been recorded as a treasury transaction as part of the respective period’s Consolidated Statement of Changes in Equity, as it represents changes in the Company’s ownership interest of OctoPlus without a change of control.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Computer equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as at April 1, 2012	Rs.	3,639	Rs.	9,214	Rs.	27,652	Rs.	1,411	Rs.	1,558	Rs.	590	Rs.	44,064
Acquisitions through business combination(1)		—		465		511		2		3		—		981
Other additions		32		2,409		5,498		143		214		103		8,399
Disposals		(20)		(24)		(636)		(96)		(56)		(96)		(928)
Effect of changes in foreign exchange rates		31		103		282		11		13		2		442

Balance as at March 31, 2013	Rs.	3,682	Rs.	12,167	Rs.	33,307	Rs.	1,471	Rs.	1,732	Rs.	599	Rs.	52,958

Balance as at April 1, 2013	Rs.	3,682	Rs.	12,167	Rs.	33,307	Rs.	1,471	Rs.	1,732	Rs.	599	Rs.	52,958
Acquisitions through business combination		—		—		—		—		—		—		—
Other additions		93		2,903		6,367		419		244		390		10,416
Disposals		(4)		(34)		(263)		(42)		(21)		(451)		(815)
Effect of changes in foreign exchange rates		53		283		483		31		34		1		885

Balance as at March 31, 2014	Rs.	3,824	Rs.	15,319	Rs.	39,894	Rs.	1,879	Rs.	1,989	Rs.	539	Rs.	63,444

Depreciation

Balance as at April 1, 2012	Rs.	—	Rs.	1,711	Rs.	13,902	Rs.	904	Rs.	1,202	Rs.	367	Rs.	18,086
Depreciation for the year		—		445		2,884		189		224		116		3,858
Disposals		—		(24)		(607)		(94)		(47)		(80)		(852)
Effect of changes in foreign exchange rates		—		48		63		5		3		2		121

Balance as at March 31, 2013	Rs.	—	Rs.	2,180	Rs.	16,242	Rs.	1,004	Rs.	1,382	Rs.	405	Rs.	21,213

Balance as at April 1, 2013	Rs.	—	Rs.	2,180	Rs.	16,242	Rs.	1,004	Rs.	1,382	Rs.	405	Rs.	21,213
Depreciation for the year		—		621		3,611		228		223		121		4,804
Disposals		—		(23)		(245)		(41)		(17)		(254)		(580)
Effect of changes in foreign exchange rates		—		53		159		24		22		0		258

Balance as at March 31, 2014	Rs.	—	Rs.	2,831	Rs.	19,767	Rs.	1,215	Rs.	1,610	Rs.	272	Rs.	25,695

Net carrying value
As at April 1, 2012	Rs.	3,639	Rs.	7,503	Rs.	13,750	Rs.	507	Rs.	356	Rs.	223	Rs.	25,978
As at March 31, 2013	Rs.	3,682	Rs.	9,987	Rs.	17,065	Rs.	467	Rs.	350	Rs.	194	Rs.	31,745
Add: Capital-work-in-progress													Rs.	6,069
Total as at March 31, 2013													Rs.	37,814
As at March 31, 2014	Rs.	3,824	Rs.	12,488	Rs.	20,127	Rs.	664	Rs.	379	Rs.	267	Rs.	37,749
Add: Capital-work-in-progress													Rs.	6,675

Total as at March 31, 2014													Rs.	44,424

(1)	Acquisitions through business combinations were on account of the Company’s acquisition of OctoPlus N.V. Refer to Note 6 for further details.

Capital commitments

As of March 31, 2014 and 2013, the Company was committed to spend Rs.2,920 and Rs.2,912, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2014 and 2013, the Company capitalized interest cost of Rs.77 and Rs.221, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2014 and 2013 was approximately 2.95% and 3.35%, respectively.

Assets acquired under finance leases

Property, plant and equipment include Rs.1,191 and Rs.1,040 (including accumulated depreciation of Rs.218 and Rs.131) of assets acquired under finance leases as of March 31, 2014 and 2013, respectively.

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

The following table presents the changes in goodwill during the years ended March 31, 2014 and 2013:

	As of March 31,
	2014		2013
Opening balance (1)	Rs.	3,193	Rs.	2,208
Goodwill arising on business combinations during the year(2)		—		1,152
Impairment loss during the year(3)		—		(181)
Effect of translation adjustments		235		14

Closing balance (1)	Rs.	3,428	Rs.	3,193

(1)

This does not include goodwill arising upon investment in an associate of Rs.181, as at March 31, 2014 and 2013, which is included in the carrying value of the investment in the equity accounted investees.

(2)	This pertains to goodwill arising on the acquisition of OctoPlus N.V. Refer to Note 6 of these consolidated financial statements for further details.
(3)

Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy’s Srl’s cash-generating unit and recorded an impairment loss of goodwill and an impairment loss on intangible assets amounting to Rs.181 and Rs.10, respectively, during the year ended March 31, 2013 under “Selling, general and administrative expense” in the consolidated income statement. For this purpose, the recoverable amount of the cash generating unit is determined by reference to its value in use using a post-tax discount rate of 7.37%. The above impairment pertains to the Company’s Global Generics segment.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company’s operating segment.

The carrying amount of goodwill (other than those arising upon investment in an associate) was allocated to cash generating units as follows:

	As of March 31,
	2014		2013
PSAI- Active Pharmaceutical Operations	Rs.	997	Rs.	997
PSAI- OctoPlus N.V.		1,370		1,152
Global Generics- North America Operations		779		765
Global Generics- Branded Formulations		168		168
Others		114		111

	Rs.	3,428	Rs.	3,193

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions on which the Company has based its determinations of value-in-use include:

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangible assets

The following is a summary of changes in carrying value of intangible assets:

	Trademarks with finite useful life		Product related intangibles		Technology related intangibles		Customer related intangibles		Others		Total
Gross carrying amount
Balance as at April 1, 2012	Rs.	9,533	Rs.	20,963	Rs.	863	Rs.	760	Rs.	466	Rs.	32,585
Acquisitions through business combinations(1)		—		—		510		317		—		827
Other additions		—		488		—		—		178		666
Deletions		—		(225)		—		—		—		(225)
Effect of changes in foreign exchange rates		166		486		7		33		10		702

Balance as at March 31, 2013	Rs.	9,699	Rs.	21,712	Rs.	1,380	Rs.	1,110	Rs.	654	Rs.	34,555

Balance as at April 1, 2013	Rs.	9,699	Rs.	21,712	Rs.	1,380	Rs.	1,110	Rs.	654	Rs.	34,555
Acquisitions through business combinations		—		—		—		—		—		—
Other additions		—		653		64		—		26		743
Deletions		—		—		—		—		—		—
Effect of changes in foreign exchange rates		1,350		2,864		273		105		20		4,612

Balance as at March 31, 2014	Rs.	11,049	Rs.	25,229	Rs.	1,717	Rs.	1,215	Rs.	700	Rs.	39,910

Amortization/impairment loss
Balance as at April 1, 2012	Rs.	5,315	Rs.	14,570	Rs.	396	Rs.	669	Rs.	314	Rs.	21,264
Amortization for the year		486		1,015		123		22		45		1,691
Impairment loss/(reversal of impairment loss)		—		507		—		—		—		507
Deletions		—		(126)		—		—		—		(126)
Effect of changes in foreign exchange rates		63		296		(2)		29		5		391

Balance as at March 31, 2013	Rs.	5,864	Rs.	16,262	Rs.	517	Rs.	720	Rs.	364	Rs.	23,727

Balance as at April 1, 2013	Rs.	5,864	Rs.	16,262	Rs.	517	Rs.	720	Rs.	364	Rs.	23,727
Amortization for the year		600		1,384		179		93		45		2,301
Impairment loss/(reversal of impairment loss)		—		(497)		—		—		—		(497)
Deletions		—		—		—		—		—		—
Effect of changes in foreign exchange rates		616		2,328		104		43		19		3,110

Balance as at March 31, 2014	Rs.	7,080	Rs.	19,477	Rs.	800	Rs.	856	Rs.	428	Rs.	28,641

Net carrying amount
As at April 1, 2012	Rs.	4,218	Rs.	6,393	Rs.	467	Rs.	91	Rs.	152	Rs.	11,321
As at March 31, 2013	Rs.	3,835	Rs.	5,450	Rs.	863	Rs.	390	Rs.	290	Rs.	10,828
As at March 31, 2014	Rs.	3,969	Rs.	5,752	Rs.	917	Rs.	359	Rs.	272	Rs.	11,269

(1)	Acquisitions through business combinations were on account of the Company’s acquisition of OctoPlus N.V. Refer to Note 6 for further details.

The selling, general and administrative expenses included Rs.2,301, Rs.1,691 and Rs.1,586 of amortization of other intangible assets and Rs.(497), Rs.507 and Rs.1,040 of impairment loss/(reversal of impairment loss) on other intangible assets for the years ended March 31, 2014, 2013 and 2012, respectively. The weighted average remaining useful life of intangibles was approximately 5.8 years as at March 31, 2014.

Reversal of impairment losses recorded for the year ended March 31, 2014

Consequent to the increase in expected cash flows of some of the products forming part of the product related intangibles pertaining to the Company’s Global Generics segment, the Company, following the guidance under IAS 36 “Impairment of assets”, estimated the recoverable amount of such intangible asset and assessed that the impairment loss recorded in an earlier period should be reversed. Accordingly, a reversal of impairment loss of Rs.497 for such product related intangibles was recorded for the year ended March 31, 2014 under “Selling, general and administrative expenses” in the consolidated income statement. The expected cash flows increased primarily due to various market dynamics, such as reduced competition and favorable pricing position.

The above reversal of impairment losses relate to the Company’s Global Generics segment. The pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.68%. As at March 31, 2014, the carrying amount of such product related intangibles after reversal of impairment loss was Rs.1,287.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangible assets (continued)

Impairment losses recorded for the year ended March 31, 2013

During the year ended March 31, 2013, the Company determined that there was a decrease in expected cash flows of a product portfolio forming part of certain product related intangibles, primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company reassessed the recoverable amounts of such product-related intangibles using the value in use approach and determined that the carrying amount of such product-related intangibles was higher than its recoverable amount. Accordingly, an impairment loss of Rs.497 for such product related intangibles was recorded for the year ended March 31, 2013 under “Selling, general and administrative expenses” in the consolidated income statement. The above impairment losses relate to the Company’s Global Generics segment.

The pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.52%. As at March 31, 2013, the carrying amount of such product related intangibles after impairment was Rs.1,288.

Impairment losses recorded for the year ended March 31, 2012

During the three months ended March 31, 2012, there were certain significant changes in the German generics pharmaceutical market that are expected to adversely impact the future operations of the Company’s German subsidiary, betapharm Arzneimittel GmbH (“betapharm”). Among other things, there was a reference pricing review which resulted in a reduction of the government mandated price of certain of betapharm’s products being sold and is expected to adversely affect its sales margins. In addition, one of the key SHI funds, Barmer GEK, announced a large sales tender which is expected to cause significant impact on the price realization of some of the key products of betapharm. As a result of such adverse market developments, the Company reassessed the recoverable amounts of betapharm’s product-related intangibles, and that of the cash generating unit which comprises these product-related intangibles and its trademark/brand “beta”. The recoverable amount of both the product-related intangibles and the betapharm cash generating unit was based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amount of certain product-related intangibles was determined to be higher than its recoverable amount. Accordingly, an impairment loss of Rs.1,022 for the product related intangibles was recorded for the year ended March 31, 2012. The above impairment losses relate to the Company’s Global Generics segment.

10. Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2014 and 2013. Three directors of the Company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2014		2013		2012
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	1,768	Rs.	1,051	Rs.	830
Total non-current assets		346		305		251

Total assets	Rs.	2,114	Rs.	1,356	Rs.	1,081

Equity	Rs.	1,213	Rs.	802	Rs.	554
Total current liabilities		901		554		527

Total equity and liabilities	Rs.	2,114	Rs.	1,356	Rs.	1,081

Revenues	Rs.	2,794	Rs.	1,914	Rs.	1,237
Expenses		2,455		1,711		1,133

Profit for the year	Rs.	339	Rs.	203	Rs.	104

The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2014, 2013 and 2012 was Rs.174, Rs.104 and Rs.54, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2014 and 2013 was Rs.806 and Rs.472, respectively. The translation adjustment arising out of translation of foreign currency balances amounted to Rs.160 as of March 31, 2014.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. As of March 31, 2014, all such investments were current, the details of which are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	10,676	Rs.	86	Rs.	10,762
Investment in equity securities		3		20		23
Term deposits with banks		14,298		—		14,298

	Rs.	24,977	Rs.	106	Rs.	25,083

The details of such investments as of March 31, 2013 were as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	1,966	Rs.	44	Rs.	2,010
Investment in equity securities		3		22		25
Term deposits with banks		15,137		—		15,137

	Rs.	17,106	Rs.	66	Rs.	17,172

Less: Current portion
Investment in units of mutual funds	Rs.	1,966	Rs.	44	Rs.	2,010
Investment in equity securities		3		22		25
Term deposits with banks		14,928		—		14,928

	Rs.	16,897	Rs.	66	Rs.	16,963

Non-current portion
Term deposits with banks	Rs.	209	Rs.	—	Rs.	209

	Rs.	209	Rs.	—	Rs.	209

12. Inventories

Inventories consist of the following:

	As of March 31,
	2014		2013
Raw materials	Rs.	6,127	Rs.	7,256
Packing materials, stores and spares		1,626		1,414
Work-in-progress		6,619		5,636
Finished goods		9,620		7,294

	Rs.	23,992	Rs.	21,600

During the years ended March 31, 2014, 2013 and 2012, the Company recorded inventory write-downs of Rs.1,941, Rs.1,887 and Rs.1,473, respectively. These adjustments were included in cost of revenues.

Cost of revenues for March 31, 2014, 2013 and 2012 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to Rs.34,959, Rs.37,002 and Rs.28,918, respectively. The above table includes inventories amounting to Rs.612 and Rs.565, which were carried at fair value less cost to sell as at March 31, 2014 and 2013, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13. Trade and other receivables

	As of March 31,
	2014		2013
Due from related parties	Rs.	—	Rs.	171
Due from others		33,720		32,350

		33,720		32,521

Less: Allowance for doubtful trade and other receivables		(683)		(549)

Trade and other receivables, net	Rs.	33,037	Rs.	31,972

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable, historical experience of collections from customers and the current economic environment. The activity in the allowance for impairment of trade account receivables is given below:

	Year Ended March 31,
	2014		2013
Balance at the beginning of the year	Rs.	549	Rs.	501
Provision for doubtful trade and other receivables		162		107
Trade and other receivables written off and charged to allowance		(28)		(59)

Balance at the end of the year	Rs.	683	Rs.	549

14. Other assets

Other assets consist of the following:

	As of March 31,
	2014		2013
Current
Balances and receivables from statutory authorities (1)	Rs.	5,390	Rs.	4,260
Export benefits receivable (2)		2,595		1,803
Prepaid expenses		537		523
Others		2,810		2,398

	Rs.	11,332	Rs.	8,984

Non-current
Deposits	Rs.	438	Rs.	439
Others		57		48

	Rs.	495	Rs.	487

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

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

15. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2014		2013
Cash balances	Rs.	3	Rs.	5
Balances with banks		4,580		4,381
Term deposits with banks (original maturities up to 3 months)		3,868		750

Cash and cash equivalents in the statement of financial position		8,451		5,136
Bank overdrafts used for cash management purposes		—		(82)

Cash and cash equivalents in the statement of cash flow	Rs.	8,451	Rs.	5,054

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15. Cash and cash equivalents (continued)

Cash and cash equivalents included restricted cash of Rs.318 and Rs.324, respectively, as of March 31, 2014 and 2013, which consisted of:

•	Rs.83 as of March 31, 2014 and Rs.38 as of March 31, 2013, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•

Rs.115 as of March 31, 2014 and Rs.95 as of March 31, 2013, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom (Refer to Note 21 of these consolidated financial statements for details);

•

Rs.96 as of March 31, 2014 and Rs.166 as of March 31, 2013, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered with Um Pharmauji Sdn. Bhd., Malaysia; and

•	Rs.24 as of March 31, 2014 and Rs.25 as of March 31, 2013, representing other restricted cash amounts.

16. Equity

	Year Ended March 31,
	2014		2013
Par value per share	Rs.	5	Rs.	5
Authorized share capital		1,200		1,200
Fully paid up share capital
As at April 1	Rs.	849	Rs.	848
Add: Shares issued on exercise of stock options		2		1

As at March 31	Rs.	851	Rs.	849

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

Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends (including dividend tax thereon) of Rs.2,985, Rs.2,714 and Rs.2,216 during the years ended March 31, 2014, 2013 and 2012, respectively. The dividend paid per share was Rs.15, Rs.13.75 and Rs.11.25 during the years ended March 31, 2014, 2013 and 2012, respectively.

At the Company’s Board of Directors’ meeting held on May 13, 2014, the Board proposed a dividend per share of Rs.18 and aggregating to Rs.3,062 plus an additional amount of Rs.518, which is intended to equal the applicable dividend tax, all of which is subject to the approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2014, 2013 and 2012 was based on the profit attributable to equity shareholders of Rs.21,515, Rs.16,777 and Rs.14,262, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	Year Ended March 31,
	2014		2013		2012
Issued equity shares as on April 1		169,836,475		169,560,346		169,252,732
Effect of shares issued on exercise of stock options		208,043		217,112		217,156
Weighted average number of equity shares at March 31		170,044,518		169,777,458		169,469,888
Earnings per share – Basic	Rs.	126.52	Rs.	98.82	Rs.	84.16

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	Year Ended March 31,
	2014		2013		2012
Weighted average number of equity shares (Basic)		170,044,518		169,777,458		169,469,888
Dilutive effect of stock options outstanding		650,499		655,222		708,056
Weighted average number of equity shares (Diluted)		170,695,017		170,432,680		170,177,944
Earnings per share – Diluted	Rs.	126.04	Rs.	98.44	Rs.	83.81

18. Loans and borrowings

Short term loans and borrowings

The Company had net short term borrowings of Rs.20,607 as of March 31, 2014, as compared to Rs.18,914 as of March 31, 2013. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Switzerland and Germany.

Short term borrowings consist of the following:

	As at March 31,
	2014		2013
Packing credit borrowings	Rs.	17,630	Rs.	14,736
Other foreign currency borrowings		2,977		3,128
Borrowings on transfer of receivables		—		1,050

	Rs.	20,607	Rs.	18,914

The interest rate profile of short term borrowings from banks is given below:

As at March 31,
	2014		2013
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + 25 to 85 bps	USD	LIBOR + 50 to 120 bps
	EURO	LIBOR + 20 bps	EURO	LIBOR + 50 to 125 bps
	RUB	7.20% to 7.75%	RUB	7.25% to 8%
	RUB	Mosprime + 60 bps	—	—
	INR	9.50% to 10%	—	—
Other foreign currency borrowings	EURO	LIBOR + 90 bps	EURO	LIBOR + 110 bps
Borrowings on transfer of receivables	—	—	RUB	7.30%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Short term loans and borrowings (continued)

Borrowings on transfer of receivables

From time to time, the Company enters into receivables transfer arrangements with various banks, in which the Company transfers its short term trade receivables in return for obtaining short term funds. As part of these transactions, the Company provides the applicable bank with credit indemnities over the expected losses of those receivables. Since the Company retains substantially all of the risks and rewards of ownership of the trade receivables, including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and recognizes the cash received in respect of the transaction as short term borrowings. As of March 31, 2014, there were no such receivables which were subject to such arrangement.

As of March 31, 2013, the carrying amount of the transferred short-term receivables which were subject to this arrangement was Rs.1,090 (RUB 625) and the amortized carrying amount of the associated liability was Rs.1,050 (RUB 602).

Long term loans and borrowings

Long term loans and borrowings, measured at amortized cost, consist of the following:

	As at March 31,
	2014		2013
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	13,103	Rs.	11,829
Foreign currency borrowing by the parent company		8,987		—
Foreign currency borrowing by the Company’s U.K. subsidiary		998		—
Obligations under finance leases		1,047		876
Bonus debentures(1)		—		5,059

	Rs.	24,135	Rs.	17,764

Less: Current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	3,295		—
Obligations under finance leases		100	Rs.	80
Bonus debentures(1)		—		5,059

	Rs.	3,395	Rs.	5,139

Non-current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	9,808	Rs.	11,829
Foreign currency borrowing by the parent company		8,987		—
Foreign currency borrowing by the Company’s U.K. subsidiary		998		—
Obligations under finance leases		947		796

	Rs.	20,740	Rs.	12,625

(1)

During the year ended March 31, 2014, the Company redeemed all of its 9.25% unsecured, non-convertible, redeemable debentures for an aggregate payment of Rs.5,078, representing their face value. See Note 33 for further details.

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Long-term bank loan of Swiss Subsidiary

Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed the sum of Rs.10,713 (U.S.$220) from Citigroup Global Markets Asia Limited, The Bank of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”).

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

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the net worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS. As of March 31, 2014, the Company was in compliance with the foregoing financial covenants.

As part of this arrangement, the Company incurred an amount of Rs.182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they are being amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using the effective interest rate method, as on March 31, 2014 and 2013 was Rs.13,103 and Rs.11,829, respectively.

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of Rs.9,089 (U.S.$150). The term of the loan is for sixty six months starting from August 12, 2013. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month after August 12, 2013.

The loan agreement imposes various financial covenants on the Company, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

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

•	Gearing ratio: The Company’s ratio of financial indebtedness to tangible net worth shall not at any time exceed 1:1.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half-year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Company shall at all times maintain a positive net worth.

The financial computations for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company prepared based on IFRS. As of March 31, 2014, the Company was in compliance with the foregoing financial covenants.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term loans and borrowings (continued)

Bonus debentures

	As at March 31,
	2014		2013		2012
Opening balance at the beginning of the year	Rs.	5,059	Rs.	5,042	Rs.	5,027
Amortization of issuance cost during the year		19		17		15
Redemption of bonus debentures during the year		(5,078)		—		—

Closing balance at the end of the year	Rs.	—	Rs.	5,059	Rs.	5,042

Undrawn lines of credit from bankers

The Company has undrawn lines of credit of Rs.14,596 and Rs.20,364 as of March 31, 2014 and 2013, respectively, from its bankers for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non derivative financial liabilities as of March 31, 2014 and 2013 was Rs.13,181 and Rs.12,151, respectively.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

	As at March 31,
	2014		2013
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD GBP	LIBOR+100 to 179 bps LIBOR+130 bps	USD —	LIBOR+145 bps —
Bonus debentures	—	—	INR	9.25%

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2014 were as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2015	Rs.	3,295	Rs.	100	Rs.	3,395
2016		6,591		96		6,687
2017		4,293		69		4,362
2018		1,797		48		1,845
2019		7,190		50		7,240
Thereafter		—		684		684

	Rs.	23,166	Rs.	1,047	Rs.	24,213

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2013 were as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Debentures		Total
2014	Rs.	—	Rs.	80	Rs.	5,078	Rs.	5,158
2015		2,986		48		—		3,034
2016		5,971		53		—		6,024
2017		2,986		48		—		3,034
2018		—		42		—		42
Thereafter		—		605		—		605

	Rs.	11,943	Rs.	876	Rs.	5,078	Rs.	17,897

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term loans and borrowings (continued)

Obligations under finance leases

The Company has leased buildings, plant and machinery and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2014 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	100	Rs.	122	Rs.	222
Between one and five years		263		272		535
More than five years		684		206		890

	Rs.	1,047	Rs.	600	Rs.	1,647

Future minimum lease payments under finance leases as at March 31, 2013 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	80	Rs.	78	Rs.	158
Between one and five years		191		226		417
More than five years		605		212		817

	Rs.	876	Rs.	516	Rs.	1,392

19. Employee benefits

Gratuity benefits

In accordance with applicable Indian laws, the Company has a defined benefit plan (the “Gratuity Plan”) which provides for a lump sum payment to eligible employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The components of gratuity cost recognized in the income statement for the years ended March 31, 2014, 2013 and 2012 consist of the following:

	For the Year Ended March 31,
	2014		2013		2012
Current service cost	Rs.	133	Rs.	99	Rs.	93
Interest on net defined benefit liability/(asset)		9		(0)		7

Gratuity cost recognized in income statement	Rs.	142	Rs.	99	Rs.	100

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2014		2013
Present value of funded obligations	Rs.	1,087	Rs.	913
Fair value of plan assets		(954)		(743)

Net defined benefit liability recognized	Rs.	133	Rs.	170

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2014		2013
Defined benefit obligations at the beginning of the year	Rs.	913	Rs.	674
Current service cost		133		99
Interest on defined obligations		68		54
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		4		112
Actuarial loss/(gain) due to experience changes		45		27
Benefits paid		(76)		(53)

Defined benefit obligations at the end of the year	Rs.	1,087	Rs.	913

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2014		2013
Fair value of plan assets at the beginning of the year	Rs.	743	Rs.	624
Employer contributions		212		110
Interest on plan assets		60		54
Re-measurements due to:
Return on plan assets excluding interest on plan assets		15		8
Benefits paid		(76)		(53)

Plan assets at the end of the year	Rs.	954	Rs.	743

Sensitivity Analysis:

	As of March 31, 2014
Defined benefit obligation without effect of projected salary growth	Rs.	589
Add: Effect of salary growth		497
Defined benefit obligation with projected salary growth		1,087
Defined benefit obligation, using discount rate minus 50 basis points		1,126
Defined benefit obligation, using salary growth rate plus 50 basis points		1,125

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:

The assumptions used to determine benefit obligations:

	Year Ended March 31,
	2014	2013	2012
Discount rate	9.00%	7.95%	8.60%
Rate of compensation increase	11% per annum for first 2 years and 10% per annum thereafter	10% per annum for first 2 years and 9% per annum thereafter	9% per annum for first year and 8% per annum thereafter

The assumptions used to determine gratuity cost:

	Year Ended March 31,
	2014	2013	2012
Discount rate	7.95%	8.60%	7.95%
Rate of compensation increase	10% per annum for first 2 years and 9% per annum thereafter	9% per annum for first year and 8% per annum thereafter	9% per annum for first 2 years and 8% per annum thereafter

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Contributions: The Company expects to contribute Rs.108 to the Gratuity Plan during the year ending March 31, 2015.

Disaggregation of plan assets: The Gratuity Plan’s weighted-average asset allocation at March 31, 2014 and 2013, by asset category, was as follows:

	As of March 31,
	2014	2013
Funds managed by insurers	99%	99%
Others	1%	1%

The expected future cash flows in respect of gratuity as at March 31, 2014 were as follows:

Expected contribution	Amount
During the year ended March 31, 2015 (estimated)	Rs.	108
Expected future benefit payments
March 31, 2015		143
March 31, 2016		146
March 31, 2017		163
March 31, 2018		181
March 31, 2019		203
Thereafter		1,153

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

The components of net pension cost, seniority premium and severance pay recognized in the income statement for the years ended March 31, 2014, 2013 and 2012 consist of the following:

	For the Year Ended March 31,
	2014		2013		2012
Current service cost	Rs.	24	Rs.	21	Rs.	20
Interest on net defined benefit liability/(asset)		12		8		6

Total cost recognized in income statement	Rs.	36	Rs.	29	Rs.	26

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2014		2013
Present value of unfunded obligations	Rs.	27	Rs.	29
Present value of funded obligations		269		319
Total present value of obligations		296		348
Fair value of plan assets		(123)		(138)

Net defined benefit liability recognized	Rs.	173	Rs.	210

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2014		2013
Defined benefit obligations at the beginning of the year	Rs.	348	Rs.	316
Current Service cost		24		21
Interest on defined obligations		23		24
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(49)		36
Actuarial loss/(gain) due to experience changes		(21)		26
Benefits paid		(46)		(108)
Foreign exchange differences		17		33

Defined benefit obligations at the end of the year	Rs.	296	Rs.	348

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2014		2013
Fair value of plan assets at the beginning of the year	Rs.	138	Rs.	197
Employer contributions		15		10
Interest on plan assets		11		17
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(1)		6
Benefits paid		(46)		(108)
Foreign exchange differences		6		16

Plan assets at the end of the year	Rs.	123	Rs.	138

Sensitivity Analysis:

As of March 31, 2014
Defined benefit obligation without effect of projected salary growth	Rs.193
Plus effect of salary growth	103
Defined benefit obligation with projected salary growth	296
Defined benefit obligation, using discount rate minus 50 basis points	311
Defined benefit obligation, using salary growth rate plus 50 basis points	311

Contributions: The Company expects to contribute Rs.50 to the Falcon defined benefit plans during the year ending March 31, 2015.

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

Assumptions used to determine defined benefit obligations:

	Year Ended March 31,
	2014	2013	2012
Discount rate	8.00%	6.50%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%

Assumptions used to determine defined benefit cost:

	Year Ended March 31,
	2014	2013	2012
Discount rate	6.50%	7.50%	7.75%
Rate of compensation increase	4.50%	4.50%	4.50%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2014 and 2013, by asset category is as follows:

	As of March 31,
	2014	2013
Corporate bonds	51%	50%
Others	49%	50%

The expected future cash flows in respect of post-employment benefit plans in Mexico as at March 31, 2014 were as follows:

Expected contribution	Amount
During the year ended March 31, 2015 (estimated)	Rs.	50
Expected future benefit payments
March 31, 2015		12
March 31, 2016		11
March 31, 2017		11
March 31, 2018		12
March 31, 2019		14
Thereafter		129

Provident fund benefits

In India, certain categories of employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.411, Rs.349 and Rs.289 to the provident fund plan during the years ended March 31, 2014, 2013 and 2012, respectively.

Superannuation benefits

The senior officers of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.63, Rs.56 and Rs.52 to the superannuation plan during the years ended March 31, 2014, 2013 and 2012, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.162, Rs.125 and Rs.75 to the 401(k) retirement savings plan during the years ended March 31, 2014, 2013 and 2012, respectively. The Company has no further obligations under the plan beyond its annual matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.151, Rs.128 and Rs.101 to the National Insurance during the years ended March 31, 2014, 2013 and 2012, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was Rs.463 and Rs.344 as at March 31, 2014 and 2013, respectively.

Total employee benefit expenses, including share based payments, incurred during the years ended March 31, 2014, 2013 and 2012 amounted to Rs.24,937, Rs.20,413 and Rs.16,927, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Nomination, Governance and Compensation Committee of the Board of DRL (the “Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

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

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2014 and 2013 is as follows:

	Year Ended March 31, 2014
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	11,000	Rs.	373.50-448	Rs.	441.23	52
Granted during the period	—		—		—	—
Expired/forfeited during the period	(1,000)		373.50		373.50	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	10,000	Rs.	448	Rs.	448	44

Exercisable at the end of the period	10,000		Rs.448	Rs.	448	44

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”) (continued):

	Year Ended March 31, 2014
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	684,259	Rs.	5.00	Rs.	5.00	71
Granted during the period	258,870		5.00		5.00	90
Expired/forfeited during the period	(60,315)		5.00		5.00	—
Exercised during the period	(241,140)		5.00		5.00	—

Outstanding at the end of the period	641,674	Rs.	5.00	Rs.	5.00	78

Exercisable at the end of the period	50,818	Rs.	5.00	Rs.	5.00	42

	Year Ended March 31, 2013
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	11,000	Rs.	373.50-448.00	Rs.	441.23	65
Granted during the period	—		—		—	—
Expired/forfeited during the period	—		—		—	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	11,000	Rs.	373.50-448.00	Rs.	441.23	52

Exercisable at the end of the period	11,000	Rs.	373.50-448.00	Rs.	441.23	52

	Year Ended March 31, 2013
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	643,156	Rs.	5.00	Rs.	5.00	70
Granted during the period	335,110		5.00		5.00	90
Expired/forfeited during the period	(65,424)		5.00		5.00	—
Exercised during the period	(228,583)		5.00		5.00	—

Outstanding at the end of the period	684,259	Rs.	5.00	Rs.	5.00	71

Exercisable at the end of the period	60,296	Rs.	5.00	Rs.	5.00	38

The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2014 and 2013 was Rs.2,036 and Rs.1,660 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2014 and 2013 was Rs.2,143 and Rs.1,636 per share, respectively.

The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2014 and 2013 was Rs.516 and Rs.373, respectively. As of March 31, 2014, options outstanding under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.1,663 and options exercisable under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.151.

The term of the DRL 2002 plan expired on January 29, 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Committee, resolved to extend the term of the DRL 2002 plan for a period of 10 years with effect from January 29, 2012, subject to the approval of shareholders. A resolution to this effect was approved by the shareholders at the Company’s Annual General Meeting held on July 20, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

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

No options have been granted under Category A as of March 31, 2014. Stock options activity for category B options under the DRL 2007 Plan during the years ended March 31, 2014 and 2013 is as follows:

	Year Ended March 31, 2014
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	98,608	Rs.	5.00	Rs.	5.00	73
Granted during the period	44,240		5.00		5.00	90
Expired/forfeited during the period	(14,132)		5.00		5.00	—
Exercised during the period	(31,253)		5.00		5.00	—

Outstanding at the end of the period	97,463	Rs.	5.00	Rs.	5.00	79

Exercisable at the end of the period	7,265	Rs.	5.00	Rs.	5.00	44

	Year Ended March 31, 2013
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	117,899	Rs.	5.00	Rs.	5.00	73
Granted during the period	58,140		5.00		5.00	90
Expired/forfeited during the period	(29,885)		5.00		5.00	—
Exercised during the period	(47,546)		5.00		5.00	—

Outstanding at the end of the period	98,608	Rs.	5.00	Rs.	5.00	73

Exercisable at the end of the period	4,328	Rs.	5.00	Rs.	5.00	47

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2014 and 2013 was Rs.2,036 and Rs.1,660, respectively. The weighted average share price on the date of exercise of options during the year ended March 31, 2014 and 2013 was Rs.2,122 and Rs.1,652, respectively.

The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the year ended March 31, 2014 and 2013 was Rs.66 and Rs.78, respectively. As of March 31, 2014, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.249 and options exercisable under the DRL 2007 Plan had an aggregate intrinsic value of Rs.19.

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

The weighted average inputs used in computing the fair value of options granted were as follows:

	For the Year Ended,
	March 31, 2014		March 31, 2013
Expected volatility		20.50%		23.61%
Exercise price	Rs.	5.00	Rs.	5.00
Option life		2.50 years		2.50 years
Risk-free interest rate		7.43%		8.21%
Expected dividends		0.72%		0.81%
Grant date share price	Rs.	2,077.30	Rs.	1,697.65

Share-based payment expense

For the years ended March 31, 2014, 2013 and 2012, Rs.436, Rs.390 and Rs.326, respectively, has been recorded as employee share-based payment expense under all employee stock incentive plans of the Company. As of March 31, 2014, there was Rs.394 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.67 years.

21. Provisions

The details of changes in provisions during the year ended March 31, 2014 are as follows:

Particulars	Allowance for sales return (1)		Environmental liability (2)		Legal and others		Total
Balance as at April 1, 2013	Rs.	1,904	Rs.	47	Rs.	384	Rs.	2,335
Provision made during the year		2,454		—		112		2,566
Provision used or reversed during the year		(1,987)		—		(147)		(2,134)
Effect of changes in foreign exchange rates		133		11		—		144

Balance as at March 31, 2014	Rs.	2,504	Rs.	58	Rs.	349	Rs.	2,911

Current	Rs.	2,504	Rs.	—	Rs.	315	Rs.	2,819
Non-current		—		58		34		92

	Rs.	2,504	Rs.	58	Rs.	349	Rs.	2,911

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See Note 3(l) for the Company’s accounting policy on sales returns.

(2)

As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired amounting to Rs.39 (carrying value Rs.58). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the statements of financial position. During the year ended March 31, 2011, the Company was required to provide security for such environmental liabilities and, accordingly, the Company has deposited Rs.83 (carrying value Rs.115) as additional security and recorded the same as restricted cash.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Provisions (continued)

The details of changes in provisions during the year ended March 31, 2013 are as follows:

Particulars	Allowance for sales return		Environmental liability		Legal and others		Total
Balance as at April 1, 2012	Rs.	1,339	Rs.	47	Rs.	587	Rs.	1,973
Provision made during the year		2,068		—		153		2,221
Provision used or reversed during the year		(1,481)		—		(356)		(1,837)
Effect of changes in foreign exchange rates		(22)		—		—		(22)

Balance as at March 31, 2013	Rs.	1,904	Rs.	47	Rs.	384	Rs.	2,335

Current	Rs.	1,904	Rs.	—	Rs.	384	Rs.	2,288
Non-current		—		47		—		47

	Rs.	1,904	Rs.	47	Rs.	384	Rs.	2,335

22. Trade and other payables

Trade and other payables consist of the following:

	As at March 31,
	2014		2013
Due to related parties	Rs.	1	Rs.	4
Others		10,502		11,858

	Rs.	10,503	Rs.	11,862

23. Other liabilities

Other liabilities consist of the following:

	As at March 31,
	2014		2013 Restated*
Current
Advance from customers	Rs.	306	Rs.	352
Statutory dues payable		451		315
Accrued expenses		11,138		11,102
Deferred revenue		372		201
Others		2,975		2,744

	Rs.	15,242	Rs.	14,714

Non-current
Statutory dues payable	Rs.	8	Rs.	21
Deferred revenue		959		212
Others		816		730

	Rs.	1,783	Rs.	963

*

Other liabilities as at March 31, 2013 are restated by an aggregate amount of Rs.445 on account of adoption of revised IAS 19. The corresponding tax effect was Rs.145. See Note 2(f)(vi) for further details.

24. Revenue

Revenue consists of the following:

	Year Ended March 31,
	2014		2013		2012
Sales	Rs.	130,287	Rs.	113,917	Rs.	93,980
Services		1,632		2,070		2,336
License fees		251		279		421

	Rs.	132,170	Rs.	116,266	Rs.	96,737

Revenue includes excise duties of Rs.820, Rs.718 and Rs.405 for the years ended March 31, 2014, 2013 and 2012, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Year Ended March 31,
	2014		2013		2012
Loss/(profit) on sale of property, plant and equipment and intangibles, net	Rs.	(53)	Rs.	(143)	Rs.	9
Sale of spent chemical		(481)		(588)		(382)
Miscellaneous income(1)		(882)		(1,580)		(402)
Provision/(reversal of provision) for expected claim from an innovator(2)		—		(168)		10

	Rs.	(1,416)	Rs.	(2,479)	Rs.	(765)

(1)	Miscellaneous income for the year ended March 31, 2014 includes Rs.415 (CAD6.75) from the resolution of litigation associated with the sale of one of the Company’s generic products in North America.

Miscellaneous income for the year ended March 31, 2013, includes Rs.1,112 towards settlement of the Company’s ongoing litigation with Nordion Inc. (formerly known as MDS Inc.). During March 2013, the Company entered into an agreement with Nordion Inc. to settle its ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, the Company received a total amount of Rs.1,220 (U.S.$22.5) from Nordion Inc., out of which Rs.108 (U.S.$2) was towards reimbursement of research and development cost and was recorded as a reduction in such cost. The balance of Rs.1,112 (U.S.$20.5) was compensation for lost profits and was recorded as part of other income.

(2)	This reversal of provision of Rs.168 for expected claim from an innovator pertains to the resolution of litigation surrounding the Company’s sales of olanazapine in Canada.

26. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	Year Ended March 31,
	2014		2013		2012
Interest income	Rs.	1,085	Rs.	900	Rs.	377
Dividend and profit on sale of other investments		217		213		161
Foreign exchange gain, net		372		365		689
Interest expense		(1,274)		(1,018)		(1,067)

	Rs.	400	Rs.	460	Rs.	160

27. Income taxes

a. Income tax (expense)/benefit recognized in the income statement

Income tax (expense)/benefit recognized in the income statement consists of the following:

	Year Ended March 31,
	2014		2013		2012
Current taxes
Domestic	Rs.	(5,090)	Rs.	(4,310)	Rs.	(3,621)
Foreign		(1,472)		(2,141)		(733)

	Rs.	(6,562)	Rs.	(6,451)	Rs.	(4,354)

Deferred taxes (expense)/benefit
Domestic	Rs.	(294)	Rs.	(257)	Rs.	(424)
Foreign		1762		1808		574

	Rs.	1,468	Rs.	1,551	Rs.	150

Total income tax expense recognized in the income statement	Rs.	(5,094)	Rs.	(4,900)	Rs.	(4,204)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

b. Income tax (expense)/benefit recognized directly in equity

Income tax (expense)/benefit recognized directly in equity consist of the following:

	Year Ended March 31,
	2014		2013 Restated		2012 Restated
Tax effect on changes in fair value of other investments	Rs.	(14)	Rs.	(12)	Rs.	(3)
Tax effect on foreign currency translation differences		(2)		(7)		106
Tax effect on effective portion of change in fair value of cash flow hedges		80		(722)		757
Tax effect on Employee benefits		(20)		68		(14)

	Rs.	44	Rs.	(673)	Rs.	846

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2014, 2013 and 2012:

	Year Ended March 31,
	2014		2013		2012
Profit before income taxes	Rs.	26,606	Rs.	21,676	Rs.	18,466
Enacted tax rate in India		33.99%		32.45%		32.45%
Computed expected tax benefit/(expense)	Rs.	(9,043)	Rs.	(7,034)	Rs.	(5,992)
Effect of:
Differences between Indian and foreign tax rates	Rs.	1,003	Rs.	1,207	Rs.	1,089
Impairment of product related intangibles and goodwill		169		(214)		—
Unrecognized deferred tax assets		(687)		(332)		(563)
Expenses not deductible for tax purposes		(117)		(203)		(459)
Share-based payment expense		684		(105)		(88)
Interest expense not deductible for tax purposes		—		(25)		(34)
Income exempt from income taxes		661		412		168
Foreign exchange differences		230		(131)		236
Incremental deduction allowed for research and development costs		2,026		1,311		1,332
Qualified domestic production activities deduction in the United States		9		51		—

Effect of change in tax rate		—		(60)		(13)
Others		(29)		223		120

Income tax benefit/(expense)	Rs.	(5,094)	Rs.	(4,900)	Rs.	(4,204)

Effective tax rate		19%		23%		23%

The Company’s consolidated weighted average tax rates for the year ended March 31, 2014 and 2013 were 19% and 23%, respectively. The rate of weighted deduction on the Company’s eligible research and development expenditure was equal to 200% for the years ended March 31, 2014 and 2013, respectively. Income tax expense was Rs.5,094 for the year ended March 31, 2014, as compared to income tax expense of Rs.4,900 for the year ended March 31, 2013. The decrease in effective tax rate by 4% for the year ended March 31, 2014 was primarily attributable to the following:

•

a decrease in the effective tax rate by approximately 3.2% as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad over a previously litigated tax matter relating to deductibility of share-based payment expense;

•	a decrease in the effective tax rate by approximately 0.9% on account of impairment losses and reversal of impairment losses; and

•

a decrease in the effective tax rate by approximately 1.6% due to increased research and development expenditures eligible for weighted tax deduction, which decrease was largely offset by an increase in the effective tax rate on account of unrecognized deferred tax assets, primarily pertaining to OctoPlus N.V., Dr. Reddy’s Laboratories New York, Inc. and Dr. Reddy’s Srl.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

d. Unrecognized deferred tax assets and liabilities

Changes in unrecognized deferred tax assets and liabilities during the years ended March 31, 2014 and 2013 are summarized below:

	As at April 1, 2012		Additions		Recognition/ Expired		As at March 31, 2013		Additions		Recognition/ Expired		As at March 31, 2014
Deductible temporary differences, net	Rs.	402	Rs.	179	Rs.	—	Rs.	581	Rs.	474	Rs.	—	Rs.	1,055
Operating tax loss carry forward		1,166		1,145		(154)		2,157		644		(56)		2,745

	Rs.	1,568	Rs.	1,324	Rs.	(154)	Rs.	2,738	Rs.	1,118	Rs.	(56)	Rs.	3,800

Additions during the year ended March 31, 2014 includes the amount of Rs.431, which represents exchange differences arising due to foreign currency translations.

During the year ended March 31, 2014, the Company did not recognize deferred tax assets on tax losses of Rs.644 pertaining primarily to OctoPlus N.V., Dr. Reddy’s Laboratories New York, Inc. and Dr. Reddy’s Srl. Based on future projections, the Company believes that it is not probable that future taxable profits will be available against which the Company can utilize these benefits. The above tax losses expire at various dates ranging from 2015 through 2035.

Deferred income taxes are not provided on undistributed earnings of Rs.34,156 and Rs.26,213 as at March 31, 2014 and 2013, respectively, of subsidiaries outside India, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. The Company indefinitely reinvests all the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its foreign subsidiaries. It is impracticable to determine the taxes payable when these earnings are remitted.

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	Year Ended March 31,
	2014		2013 Restated
Deferred tax assets /(liabilities):
Inventory	Rs.	3,875	Rs.	2,250
Trade and other receivables		970		711
Operating tax loss and interest loss carry-forward		909		1,393
Other current liabilities		237		352
Property, plant and equipment		(1,141)		(1,004)
Other intangible assets		(1,717)		(1,962)
Others		177		74

Net deferred tax asset/(liability)	Rs.	3,310	Rs.	1,814

In assessing the realizability of the deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences and tax loss carry forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2015 through 2035.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2014 and 2013.

	As at March 31, 2012 Restated		Recognized in income statement		Recognized in equity Restated		Acquired in business combination		As at March 31, 2013 Restated
Deferred tax assets/(liabilities)
Inventory	Rs.	1,130	Rs.	1,120	Rs.	—	Rs.	—	Rs.	2,250
Minimum alternate tax		—		—		—		—		—
Trade and other receivables		350		361		—		—		711
Operating tax loss and interest loss carry-forward		1,152		59		—		182		1,393
Other current liabilities		967		39		(654)		—		352
Property, plant and equipment		(694)		(310)		—		—		(1,004)
Intangible assets		(2,065)		285		—		(182)		(1,962)
Others		70		16		(12)		—		74

Net deferred tax assets/(liabilities)	Rs.	910	Rs.	1,570	Rs.	(666)	Rs.	—	Rs.	1,814

[Continued from above table, first column(s) repeated]

	As at March 31, 2013 Restated		Recognized in income statement		Recognized in equity		Acquired in business combination		As at March 31, 2014
Deferred tax assets/(liabilities)
Inventory	Rs.	2,250	Rs.	1,625	Rs.	—	Rs.	—	Rs.	3,875
Minimum alternate tax		—		—		—		—		—
Trade and other receivables		711		259		—		—		970
Operating tax loss and interest loss carry-forward		1,393		(484)		—		—		909
Other current liabilities		352		(236)		120		—		237
Property, plant and equipment		(1,004)		(137)		—		—		(1,141)
Intangible assets		(1,962)		245		—		—		(1,717)
Others		74		117		(14)		—		177

Net deferred tax assets/(liabilities)	Rs.	1,814	Rs.	1,389	Rs.	106	Rs.	—	Rs.	3,310

The amounts recognized in the income statement during the year ended March 31, 2014 and 2013 includes the amounts of Rs.(79) and Rs.19, respectively, which represent exchange differences arising due to foreign currency translations.

g. Retroactive restatement to reflect adoption of Revised IAS 19

As explained in Note 2(f)(vi), the Company has adopted revised IAS 19 effective April 1, 2013. The revised standard requires immediate recognition of unrecognized gains and losses through re-measurements of the net defined benefit liability/(asset) through other comprehensive income. As required by the revised standard, the consolidated financial statements as on April 1, 2012 and April 1, 2013 have been retrospectively restated to reflect these changes. Accordingly, the figures for previous periods are restated for tax impact on the revised net defined benefit liability/(asset).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Operating leases

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under these leases was Rs.749, Rs.603 and Rs.523 for the years ended March 31, 2014, 2013 and 2012, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2014		2013		2012
Less than one year	Rs.	359	Rs.	209	Rs.	236
Between one and five years		1,007		244		403
More than five years		937		121		—

	Rs.	2,303	Rs.	574	Rs.	639

During the year ended March 31, 2014, the Company entered into a non-cancellable operating lease for an office and laboratory facility in the United States. The future minimum rental payments in respect of this lease are Rs.1,556(U.S.$26) as of March 31, 2014.

There were no deferred rental obligations under these leases as at March 31, 2014, 2013 and 2012.

29. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	A.R. Life Sciences Private Limited towards purchases and sales of raw materials and intermediates;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences towards services for research and development;

•	Ecologics Technologies Limited for providing analytical services;

•	Ecologic Chemicals Limited for purchases and sales of active pharmaceutical ingredients and other assets;

•	Stamlo Hotels Private Limited for hotel services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

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

The following is a summary of significant related party transactions:

	Year Ended March 31,
	2014		2013		2012
Purchases of raw materials from significant interest entities(1)	Rs.	91	Rs.	1,356	Rs.	1,020
Purchases of assets from significant interest entities(2)		1,264		—		—
Sales of raw materials to significant interest entities(1)		49		728		640
Sales of assets to significant interest entities		14		—		—
Services to significant interest entities		—		0		1
Services from significant interest entities		141		—		—
Contribution to significant interest entities towards research and social development		170		173		127
Hotel expenses paid		31		24		19
Lease rental paid under cancellable operating leases to key management personnel and their relatives		36		31		31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Related parties (continued)

The Company has the following amounts due from related parties:

	As at March 31,
	2014		2013
Significant interest entities(1)	Rs.	—	Rs.	171
Key management personnel (towards rent deposits)		8		5

The Company has the following amounts due to related parties:

	As at March 31,
	2014		2013
Significant interest entities	Rs.	1	Rs.	23

(1)

The figures as at March 31, 2013 and for the year ended March 31, 2013 and 2012, include balances/transactions with A.R. Life Sciences Private Limited (“ARLS”). ARLS is not a related party of the Company as at and for the year ended March 31, 2014 and accordingly, the transactions with ARLS during such period are not included in the above summary.

(2)	Refer to Note 32 for further details.

The following table describes the components of compensation paid or payable to key management personnel:

	Year Ended March 31,
	2014		2013		2012
Salaries and other benefits	Rs.	261	Rs.	267	Rs.	197
Contributions to defined contribution plans		15		14		12
Commission to directors		280		255		299
Share-based payments expense		64		49		57

Total	Rs.	620	Rs.	585	Rs.	565

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

30. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2014 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	15	Rs.	8,451	Rs.	—	Rs.	—	Rs.	—	Rs.	8,451	Rs.	8,451
Other investments	11		14,298		10,785		—		—		25,083		25,083
Trade and other receivables	13		33,037		—		—		—		33,037		33,037
Derivative financial asset			—		—		—		554		554		554
Other assets	14		1,853		—		—		—		1,853		1,853

Total		Rs.	57,639	Rs.	10,785	Rs.	—	Rs.	554	Rs.	68,978	Rs.	68,978

Liabilities:
Trade and other payables	22	Rs.	—	Rs.	—	Rs.	10,503	Rs.	—	Rs.	10,503	Rs.	10,503
Derivative financial liability			—		—		—		305		305		305
Long -term loans and borrowings	18		—		—		24,213		—		24,213		24,213
Short-term loans and borrowings and bank overdraft	15 & 18		—		—		20,607		—		20,607		20,607
Other liabilities and provisions	21 & 23		—		—		16,463		—		16,463		16,463

Total		Rs.	—	Rs.	—	Rs.	71,786	Rs.	305	Rs.	72,091	Rs.	72,091

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Financial instruments (continued)

The carrying value and fair value of financial instruments by each category as at March 31, 2013 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	15	Rs.	5,136	Rs.	—	Rs.	—	Rs.	—	Rs.	5,136	Rs.	5,136
Other investments	11		15,137		2,035		—		—		17,172		17,172
Trade and other receivables	13		31,972		—		—		—		31,972		31,972
Derivative financial asset			—		—		—		546		546		546
Other assets	14		2,289		—		—		—		2,289		2,289

Total		Rs.	54,534	Rs.	2,035	Rs.	—	Rs.	546	Rs.	57,115	Rs.	57,115

Liabilities:
Trade and other payables	22	Rs.	—	Rs.	—	Rs.	11,862	Rs.	—	Rs.	11,862	Rs.	11,862
Derivative financial liability			—		—		—		95		95		95
Long -term loans and borrowings	18		—		—		17,764		—		17,764		17,717
Bank overdraft, short-term loans and borrowings	15 & 18		—		—		18,996		—		18,996		18,996
Other liabilities and provisions	21 & 23		—		—		15,591		—		15,591		15,591

Total		Rs.	—	Rs.	—	Rs.	64,213	Rs.	95	Rs.	64,308	Rs.	64,261

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual finds	Rs.	10,762	Rs.	—	Rs.	—	Rs.	10,762
Available for sale - Financial asset - Investment in equity securities		23		—		—		23
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		249		—		249

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual finds	Rs.	2,010	Rs.	—	Rs.	—	Rs.	2,010
Available for sale - Financial asset - Investment in equity securities		25		—		—		25
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward and option contracts(1)		—		451		—		451

(1)

The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations.

The models incorporate various inputs including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at March 31, 2014, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

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

The counterparty for these contracts is generally a bank or a financial institution. The Company had a derivative financial asset and derivative financial liability of Rs.554 and Rs.305, respectively, as of March 31, 2014 as compared to derivative financial asset and derivative financial liability of Rs.546 and Rs.95, respectively, as of March 31, 2013 towards these derivative financial instruments.

Further, in respect of these foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net loss of Rs.426, a net gain of Rs.506, and a net gain of Rs.404, for the years ended March 31, 2014, 2013, and 2012, respectively.

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

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company recorded, as a component of equity, a net loss of Rs.1,650, a net profit of Rs.1,697 and a net loss of Rs.2,496 for the years ended March 31, 2014, 2013 and 2012, respectively.

The Company also recorded a net loss of Rs.1,093, Rs.2,576 and Rs.1,220 as part of revenue during the years ended March 31, 2014, 2013 and 2012, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.1,903 as at March 31, 2014, as compared to a loss of Rs.253 as at March 31, 2013.

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

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts:

	As of March 31,
	2014		2013
Forward contracts
In U.S. dollars (sell)	Rs.	28,007	Rs.	7,638
In U.S. dollars (buy)		1,378		1,954
In Euro (sell)		14,057		2,120
Option contracts
In U.S. dollars (sell)	Rs.	14,080	Rs.	32,300
Currency swap contracts
In U.S. dollars (sell)	Rs.	—	Rs.	3,512
In Euro (sell)		—		1,147

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Financial instruments (continued)

The foreign exchange derivative contracts mature between one to eighteen months. The table below summarizes the notional amounts of derivative financial instruments into relevant maturity groupings based on the remaining period as at the statements of financial position date:

	As of March 31,
	2014		2013
Sell:
Not later than one month	Rs.	40,746	Rs.	22,227
Later than one month and not later than three months		3,595		5,637
Later than three months and not later than six months		5,812		6,827
Later than six month and not later than one year		5,991		10,397
Later than one year		—		1,629

Total	Rs.	56,144	Rs.	46,717

Buy:
Not later than one month	Rs.	779	Rs.	1,411
Later than one month and not later than three months		—		543
Later than three months and not later than six months		—		—
Later than six month and not later than one year		599		—

Total	Rs.	1,378	Rs.	1,954

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

The changes in fair value of such interest rate swaps (including cross currency interest rate swaps) are recognized as part of finance cost. Accordingly, the Company has recorded, as part of finance cost, a net gain of Rs.259 and of Rs.41 for the years ended March 31, 2014 and 2013, respectively.

As on March 31, 2014, the Company had outstanding interest rate swap arrangements that hedged a portion of interest rate risk arising from floating rate, dollar denominated foreign currency borrowing of U.S.$ 220.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2014. Of the total trade and other receivables, Rs.24,206 as at March 31, 2014 and Rs.23,226 as at March 31, 2013 consisted of customer balances that were neither past due nor impaired.

Financial assets that are past due but not impaired

The Company’s credit period for customers generally ranges from 20 - 180 days. The aging of trade and other receivables that are past due but not impaired is given below:

	As of March 31,
Period (in days)	2014		2013
1 – 90	Rs.	7,716	Rs.	7,560
90 – 180		876		682
More than 180		239		504

Total	Rs.	8,831	Rs.	8,746

See Note 13 for the activity in the allowance for impairment of trade and other receivables.

Other than trade and other receivables, the Company has no class of financial assets that is past due but not impaired.

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

As of March 31, 2014 and 2013, the Company had unutilized credit limits from banks of Rs.14,596 and Rs.20,364, respectively.

As of March 31, 2014, the Company had working capital of Rs.49,684, including cash and cash equivalents of Rs.8,451, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.14,298 and investments in available-for-sale financial assets of Rs.10,785. As of March 31, 2013, the Company had working capital of Rs.31,623, including cash and cash equivalents of Rs.5,136, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.15,137 and investments in available-for-sale financial assets of Rs.2,035.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than (i) long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 18 to these consolidated financial statements, and (ii) derivative financial liabilities, which have been disclosed in Note 30 to these consolidated financial statements) as at March 31, 2014:

Particulars	2015		2016		2017		2018		Thereafter		Total
Trade and other payables	Rs.	10,503	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	10,503
Bank overdraft, short-term loans and borrowings		20,607		—		—		—		—		20,607
Other liabilities and provisions		15,755		29		29		28		622		16,463

The table below provides details regarding the contractual maturities of significant financial liabilities (other than (i) long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 18 to these consolidated financial statements, and (ii) derivative financial liabilities, which have been disclosed in Note 30 to these consolidated financial statements) as at March 31, 2013:

Particulars	2014		2015		2016		2017		Thereafter		Total
Trade and other payables	Rs.	11,862	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	11,862
Bank overdraft, short-term loans and borrowings		18,996		—		—		—		—		18,996
Other liabilities and provisions		14,923		27		26		26		589		15,591

c. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

c. Market risk (continued)

Foreign exchange risk

The Company’s foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, Russian roubles and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles and Euros). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 30 above.

In respect of the Company’s forward contracts, option contracts and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•

an approximately Rs.1,254/(945) increase/(decrease) in the Company’s hedging reserve and an approximately Rs.3,863/(4,011) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2014;

•

an approximately Rs.2,381/(1,854) increase/(decrease) in the Company’s hedging reserve and an approximately Rs.1,481/(1,538) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2013; and

•	an approximately Rs.2,611 increase/decrease in the Company’s hedging reserve and an approximately Rs.1,310 increase/decrease in the Company’s net profit from such contracts, as at March 31, 2012.

In respect of the Company’s foreign currency borrowings designated in a cash flow hedge relationship, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such borrowings would have resulted in an approximately Rs.1,318, Rs.1,215 and Rs.1,163 increase/decrease in the Company’s hedging reserve as at March 31, 2014, 2013 and 2012, respectively.

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2014:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	1,585	Rs.	109	Rs.	345	Rs.	1,284	Rs.	3,323
Other investments		2,756		—		—		—		2,756
Trade and other receivables		18,080		1,558		5,772		2,983		28,393
Other assets		204		1		212		183		600

Total	Rs.	22,625	Rs.	1,668	Rs.	6,329	Rs.	4,450	Rs.	35,072

Liabilities:
Trade and other payables	Rs.	1,736	Rs.	492	Rs.	144	Rs.	234	Rs.	2,606
Long-term loans and borrowings		22,185		—		124		—		22,309
Short-term loans and borrowings		7,519		4,258		6,179		—		17,956
Other liabilities and provisions		5,684		252		1,497		904		8,337

Total	Rs.	37,124	Rs.	5,002	Rs.	7,944	Rs.	1,138	Rs.	51,208

(1)	Others include currencies such as U.K. pound sterling, Swiss franc, Venezuela bolivar, etc.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

c. Market risk (continued)

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2013:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	1,262	Rs.	143	Rs.	372	Rs.	740	Rs.	2,517
Other investments		5,700		—		—		—		5,700
Trade and other receivables		15,896		1,602		6,349		2,497		26,344
Other assets		677		106		141		205		1,129

Total	Rs.	23,535	Rs.	1,851	Rs.	6,862	Rs.	3,442	Rs.	35,690

Liabilities:
Trade and other payables	Rs.	1,963	Rs.	147	Rs.	214	Rs.	342	Rs.	2,666
Long-term loans and borrowings		11,948		—		45		—		11,993
Short-term loans and borrowings		7,274		2,676		5,836		—		15,786
Other liabilities and provisions		3,779		137		1,516		1,116		6,548

Total	Rs.	24,964	Rs.	2,960	Rs.	7,611	Rs.	1,458	Rs.	36,993

(1)	Others include currencies such as U.K. pound sterling, Swiss franc, Venezuela bolivar, etc.

For the years ended March 31, 2014, 2013 and 2012, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by approximately Rs.1,614, Rs.130 and Rs.587, respectively.

Interest rate risk

As of March 31, 2014 and March 31, 2013, the Company had foreign currency loans of Rs.35,221 carrying a floating interest rate of LIBOR plus 20-179 bps and Moscow Prime Offered Rate (“Mosprime”) plus 60 bps and Rs.23,174 carrying a floating interest rate of LIBOR plus 50-145 bps, respectively. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 18 of these consolidated financial statements.

For the years ended March 31, 2014, 2013 and 2012, every 10% increase or decrease in the floating interest rate component (i.e., LIBOR or Mosprime) applicable to its loans and borrowings would affect the Company’s net profit by approximately Rs.13, Rs.4 and Rs.11, respectively.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2014, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

32. Assets acquisition from Ecologic Chemicals Limited

On September 13, 2013, the Company entered into an asset purchase agreement with Ecologic Chemicals Limited, an entity in which two directors of the Company have equity interests. The Company paid Rs.1,264 (U.S.$20), excluding taxes and duties, for the purchase of certain non-current and current assets relating to the manufacture of intermediates and API. The acquisition of these assets will help to augment the Company’s manufacturing capacity and assist it in meeting the future business requirements of its PSAI segment.

The acquisition has been accounted for as a purchase of assets. The total purchase consideration has been allocated to the acquired assets as of September 13, 2013 based on a fair valuation carried out by the Company’s management as tabulated below:

Category	Amount
Land	Rs.	66
Buildings		382
Plant and machinery		702
Inventories		113
Other current assets		1

Grand total	Rs.	1,264

Buildings and plant and machinery are depreciated over the remaining useful life of the respective assets.

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

The following is a summary of the key terms of the issuance:

Particulars	No. of instruments issued	Face value	Currency	Interest Rate	Maturity	Aggregate Face Amount	Redemption price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	Rs.5 each	Rs.(Indian Rupee)	9.25% per annum	36 months	Rs.5,078	Rs.5 each (plus interest)

A summary of certain additional terms of the issuance is as follows:

•

Fully paid up bonus debentures carrying a face value of Rs.5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

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

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of Rs.5 each plus unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of every 12, 24, and 36 months from the date of issue.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•	Issuance of these bonus debentures was treated as a “deemed dividend” under section 2(22)(b) of the Indian Income Tax Act, 1961 and accordingly, the Company paid dividend distribution tax.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

33. Bonus Debentures (continued)

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. The Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of Rs.51 in directly attributable transaction costs payable to financial advisors. This amount has been accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures has been disclosed separately in the consolidated statement of cash flows as part of financing activities.

Further, the dividend distribution tax paid by the Company on behalf of the shareholders in the amount of Rs.843 has been recorded as part of a reduction from retained earnings in the consolidated statement of changes in equity for the year ended March 31, 2011.

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

The Company transferred Rs.828 and Rs.846 out of the profits earned during the year ended March 31, 2014 and March 31, 2013, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of changes in equity. During the year ended March 31, 2014, the Company redeemed all of the bonus debentures for an aggregate payment of Rs.5,078, representing their face value.

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

In consideration for such supply of olanzapine, Teva paid to the Company, in addition to a base purchase price, a profit share computed based on the ultimate net sale proceeds realized by Teva, subject to any reductions or adjustments that are required by the terms of the Supply Agreement. Accordingly, a profit share amount of Rs.4,500 (U.S.$100.7) was recognized as revenue in the income statement for the year ended March 31, 2012. The aforesaid profit share amount is net of the losses recorded on account of cash flow hedges that the Company used to mitigate its foreign exchange exposure on profit share revenues accrued for sales of this product in the United States.

35. Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in the manufacturing and marketing of active pharmaceutical ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2014. Three representatives of the parent company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement governing Reddy Kunshan, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting. There is no change in the accounting for Reddy Kunshan on adoption of IFRS 11.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

36. Agreement with Merck Serono

On June 6, 2012, the Company and Merck Serono entered into an agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. Pursuant to the arrangement, the Company will lead early product development and complete Phase I development. Upon completion of Phase I, Merck Serono will carry out manufacturing of the compounds and will lead Phase III development. All the related development expenditure will be shared by the parties in the proportion specified in the agreement.

Merck Serono will undertake commercialization globally, outside the United States and with the exception of select emerging markets which will be co-exclusive or where the Company maintains exclusive rights. The Company will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

The Company has evaluated its involvement in the arrangement under IFRS 11 and concluded that the arrangement is a joint operation. There is no change in the accounting for this arrangement on adoption of IFRS 11.

37. Agreement with Pierre Fabre

On February 11, 2014, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly owned subsidiary of the parent company, entered into a collaborative license, development and commercialization agreement with Pierre Fabre, the third largest French pharmaceutical company. This agreement granted Pierre Fabre global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12.

AUNP-12 offers a breakthrough mechanism of action in the programmed cell death 1 (“PD-1”) pathway compared to other molecules currently in development in the highly promising immune therapy cancer space. AUNP-12 is the only peptide therapeutic in this pathway and could offer more effective and safer combination opportunities with emerging and established treatment regimens. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre. Such non-refundable upfront consideration is recognized as revenue over the period in which the Company has continuing performance obligations. Aurigene will also receive additional royalties and milestone payments based upon the continued development, regulatory progresses and commercialization of AUNP-12.

38. Contingencies

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

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which was Rs.77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the overcharged amount including interest thereon and believes that possibility of any liability that may arise on account of penalty on this litigation is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Ibandronate Sodium United States litigation

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is defending patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions were first commenced in September 2007 and over time expanded to assert infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

On May 7, 2012, the Court granted the Company’s motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the Company launched its ibandronate sodium 150 mg tablet product. On October 1, 2012, the Court granted summary judgment in the Company’s favor finding U.S. patent number 7,410,957 invalid.

On November 15, 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on November 16, 2012 which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. Argument of the appeal was heard on December 6, 2013, and on April 11, 2014, the Court of Appeals affirmed that the U.S. patent numbers 7,718,634 and 7,410,957 are invalid as obvious. A petition for rehearing and rehearing en banc was filed by Roche on May 12, 2014, and the Company filed its response on June 9, 2014.

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

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. The defendants also filed motions for summary judgment. Arguments regarding these motions were heard on January 21, 2014.

On February 12, 2014, the Court issued an order granting the Company’s motion in part, finding that the plaintiffs have failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. The Court refused, however, to grant the portion of the Company’s motion related to the plaintiffs’ conspiracy theory. A trial is likely to be conducted in late 2014.

Reclast and Zometa United States litigation

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

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (“CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company has violated the Consumer Product Safety Act and the Poison Prevention Packaging Act and intends to seek civil penalties. Simultaneously, the Department of Justice is also currently investigating a complaint related to these issues under the Federal False Claims Act. At this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote in connection with this matter. Accordingly, no provision is made in the financial statements as of March 31, 2014. An unfavorable outcome in this matter that requires any significant payment by the Company could have a material adverse effect on its financial statements.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

Environmental matters (continued)

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India (the “Central Excise Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”). In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Present position
March 2008 to September 2009	Rs.102 plus 100% penalty and interest thereon

The Company filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2013, the Company received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered the Company to make an interim deposit of Rs.50. The Company made the requisite deposit and is awaiting a hearing with the Central Excise Commissioner.

October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon	The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

April 2012 to March 2013	Rs.54 plus interest and penalties	The Company is in the process of responding to such notice.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Contingencies (continued)

Indirect taxes related matters (continued)

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.319. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in the financial statements.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the “High Court”) challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods. Tabulated below is the present position of writ petitions filed by the Company challenging FSA charges levied for the applicable fiscal period.

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

Year ended March 31, 2013

On November 2, 2012, March 12, 2013, April 23, 2013 and June 29, 2013, the APERC determined and approved the levy of FSA charges for the three months periods ending on June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013, respectively. The Company filed separate writ petitions before the High Court challenging these orders. These writ petitions were dismissed by the High Court on February 24, 2014. The Company is in the process of challenging the dismissal of writ petitions before the Supreme Court.

After taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of March 31, 2014, the Company has made “payments under protest” of Rs.272 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly owned subsidiaries. The associated tax impact is Rs.658. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Tribunal, Hyderabad. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in the financial statements.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.606. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision is made in the financial statements.

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

39. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2014, 2013 and 2012:

	For the Year Ended March 31, 2014
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	8,526	Rs.	13,727	Rs.	2,684	Rs.	24,937
Depreciation and amortization		3,771		2,901		434		7,106

	For the Year Ended March 31, 2013
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	7,096	Rs.	11,960	Rs.	1,357	Rs.	20,413
Depreciation and amortization		2,983		2,197		369		5,549

	For the Year Ended March 31, 2012
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	6,044	Rs.	9,611	Rs.	1,272	Rs.	16,927
Depreciation and amortization		2,728		2,106		379		5,213

40. Subsequent events

None.

Item 19. EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes

1.1.	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(5)

1.2.	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)

1.3.	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)

1.4.	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(6)

1.5.	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

2.1.	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)

2.2.	Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

2.3.	Scheme of Arrangement between the Registrant and its members for issue of bonus debentures, including Notice of Meeting of Members to approve same dated April 29, 2010 and Explanatory Statement dated April 29, 2010.	(8)

2.4.	Debenture Trust Deed dated March 16, 2011 between the Registrant and IDBI Trusteeship Services Limited (regarding trustee services for our bonus debentures).	(8)

2.5.	Liquidity Facility Services Agreement dated April 2, 2011 between the Registrant and DSP Merrill Lynch Capital Limited (regarding liquidity facility for our bonus debentures).	(8)

4.1.	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)

4.2.	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)

4.3.	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006	(4)

4.4.	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(7)

8.	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(6)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(7)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(8)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

By:	/s/ G.V. Prasad
G.V. Prasad
Co-Chairman and Chief Executive Officer

By:	/s/ Saumen Chakraborty
Saumen Chakraborty
President and Chief Financial Officer

Hyderabad, India

June 26, 2014