Form 20-F
period 2015-03-31
DR REDDYS LABORATORIES LTD
filed 2015-06-17
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2015

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

170,381,174 Equity Shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we,” “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this annual report on Form 20-F are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.62.31, as published by Federal Reserve Board of Governors on March 31, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated income statement data for the years ended March 31, 2015, 2014, 2013, 2012 and 2011 and the selected consolidated statement of financial position data as of March 31, 2015, 2014, 2013, 2012 and 2011 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

	For the Year Ended March 31,
	2015		2015	2014	2013	2012	2011
	(Rs. in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	2,378	Rs.148,189	Rs.132,170	Rs.116,266	Rs.96,737	Rs.74,693
Cost of revenues		1,008	62,786	56,369	55,687	43,432	34,430
Gross profit		1,371	85,403	75,801	60,579	53,305	40,263
Selling, general and administrative expenses		683	42,585	38,783	34,272	29,907	23,689
Research and development expenses		280	17,449	12,402	7,674	5,911	5,060
Other (income)/expense, net		(15)	(917)	(1,416)	(2,479)	(765)	(1,115)
Results from operating activities		422	26,286	26,032	21,112	18,252	12,629
Finance (expense)/income, net		27	1,682	400	460	160	(189)
Share of profit of equity accounted investees, net of tax		3	195	174	104	54	3
Profit/(loss) before tax		452	28,163	26,606	21,676	18,466	12,443
Tax expense		(96)	(5,984)	(5,094)	(4,900)	(4,204)	(1,403)
Profit/(loss) for the year		356	22,179	21,512	16,776	14,262	11,040
Attributable to:
Equity holders of the Company		356	22,179	21,515	16,777	14,262	11,040
Non-controlling interests		—	—	(3)	(1)	—	—
Profit/(loss) for the year	U.S.$	356	Rs.22,179	Rs.21,512	Rs.16,776	Rs.14,262	Rs.11,040
Earnings/(loss) per share
Basic	U.S.$	2.09	Rs.130.22	Rs.126.52	Rs.98.82	Rs.84.16	Rs.65.28
Diluted	U.S.$	2.08	Rs.129.75	Rs.126.04	Rs.98.44	Rs.83.81	Rs.64.95
Weighted average number of equity shares used in computing earnings/(loss) per equity share*
Basic			170,314,506	170,044,518	169,777,458	169,469,888	169,128,649
Diluted			170,933,433	170,695,017	170,432,680	170,177,944	169,965,282
Cash dividend per equity share**	U.S.$	0.29	Rs.18	Rs.15	Rs.13.75	Rs.11.25	Rs.11.25

*	Each ADR represents one equity share.
**	Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2015		2015	2014	2013	2012	2011
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S.$	87	Rs.5,394	Rs.8,451	Rs.5,136	Rs.7,379	Rs.5,729
Other investments (current and non-current)		595	37,076	25,083	17,172	10,773	33
Total assets		3,126	194,762	170,223	142,369	119,477	95,005
Total long term debt, excluding current portion		230	14,307	20,740	12,625	16,335	5,271
Total equity	U.S.$	1,786	Rs.111,302	Rs.90,801	Rs.72,805	Rs.57,287	Rs.45,803
Number of shares outstanding			170,381,174	170,108,868	169,836,475	169,560,346	169,252,732

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2015 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.62.31, as published by Federal Reserve Board of Governors on March 31, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

Year Ended March 31,	Period End	Average	High	Low
2011	44.54	45.49	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013	54.52	54.48	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.34	63.67	58.30

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2014	61.81	60.92
November 2014	62.20	61.38
December 2014	63.67	61.78
January 2015	63.57	61.32
February 2015	62.41	61.67
March 2015	63.06	61.76

On June 12, 2015, the noon buying rate in the city of New York was Rs.64.02 per U.S. dollar.

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

Additionally, governmental authorities, including among others the U.S. Food and Drug Administration (“U.S. FDA”) and the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. More recently, a number of Indian generic pharmaceutical companies were issued import alerts and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of active pharmaceutical ingredients and formulations plants servicing the United States and other markets of our Global Generics business are based out of India. There appears to be an increasing trend by the U.S. FDA and governmental regulators in other developed countries towards manufacturing site audits which are unannounced and conducted with unprecedented rigor and expectations. While our quality practices and quality management systems are conducted in a manner designed to satisfy these types of audits, we cannot guarantee that our efforts will prevent adverse outcomes such as audit observations, corrective action requests, warning letters or import bans. Also, unresolved audits may delay new product approvals or/and launches thereby impacting our future revenues and profitability.

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

Further, while physicians may prescribe products for uses that are not described in the product’s labeling and that differ from those approved by the U.S. FDA or other similar regulatory authorities (an “off label” use), we are permitted to market our products only for the indications for which they have been approved. The U.S. FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses, and significant liability can be imposed on manufacturers found to be engaged in off-label marketing violations, including fines in the tens or hundreds of millions of dollars, as well as criminal sanctions. If some of our products are prescribed off label, regulatory authorities such as the U.S. FDA could take enforcement actions if they conclude that we or our distributors have engaged in off label marketing.

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

Significant delays in the development of pathways for the registration and approval of such bio-similar products, or significant impediments that may be built into such pathways, could diminish the value of the investments we have made and will continue to make in our biotechnology capabilities. For example, in the healthcare reform legislation adopted in the United States, biosimilar products may not be approved for twelve years following approval of the branded biotechnology product. As a result, filings and launches of biosimilar products may be delayed significantly, adversely affecting our ability to develop a successful biosimilars business. The U.S. FDA is in the process of establishing regulations relating to biosimilars to implement the new healthcare legislation. These regulations, when ultimately adopted, could further complicate the process of bringing biosimilar products to market on a timely basis and could thus adversely affect our ability to develop a successful biosimilars business. While the U.S. FDA has issued guidelines, these guidelines contain features that could significantly prolong the biosimilar development process and significant ambiguity and questions remain, including for example questions regarding standards and criteria for biosimilars and interchangeables.

There has been a trend of increased regulatory review of over-the-counter products for safety and efficacy questions, which could potentially affect our over-the-counter products business.

In recent years, significant questions have arisen regarding the safety, efficacy and potential for misuse of certain over-the-counter medicine products. Litigation, particularly in the United States, sometimes gives rise to these questions. As a result, health authorities around the world have begun to re-evaluate some important over-the-counter products, leading to restrictions on the sale of some of them and even the banning of certain products. For example, in 2010, the U.S. FDA undertook a review of one cough medicine ingredient to consider whether over-the-counter sales of the ingredient remained appropriate. While the U.S. FDA has not, to date, changed the ingredient’s status, further regulatory or legislative action may follow. Additional actions and litigation regarding over-the-counter products are possible in the future. If the U.S. FDA or another regulator were to review one or more of our over-the-counter products for such purposes, and if such review resulted in the U.S. FDA or another regulator charging us with violations applicable to such product, it could have a significant adverse effect on our sales of such over-the-counter products and, thus, our overall profitability.

We have operations in certain countries susceptible to political and economic instability that could lead to disruption or other adverse impacts upon such operations.

We expect to derive an increasing portion of our sales from regions such as Latin America, Russia and other countries of the former Soviet Union, Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political and economic instability. For example, there has been severe political instability in Ukraine following civilian riots and political unrest which began in November 2013, destabilization of the Ukrainian President’s office in February 2014, and subsequent military action in the country operating under a temporary government. As a result of ongoing conflict in the region, the United States and the European Union have imposed sanctions on certain individuals and companies in Ukraine and Russia. Political instability in the region has combined with low worldwide oil prices that significantly devalued the Russian rouble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia also experienced significant devaluation in 2014.

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

Under the current regulatory scheme in the United States, branded drug manufacturers can independently update product labeling through the “changes being effected” (“CBE”) supplement process, but a generic manufacturer is only permitted to use the CBE process to update its label if the branded drug manufacturer changes its label first. This can prevent generic manufacturers from complying with state law warning requirements and, as a result, state product liability suits based on failure-to-warn and design defect claims against generics manufacturers have generally been determined to be preempted by Federal law.

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

The risk of exposure to lawsuits is likely to increase as we develop our own new patented products, or limited competition/complex products, such as injectables or biosimilars, in addition to making generic versions of drugs that have been in the market for some time. In addition, the existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.

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

We expect these efforts to continue as healthcare payors around the globe, in particular government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare.

India

India recently enacted the National Pharmaceuticals Pricing Policy, 2012. As a result, hundreds of drugs on India’s National List of Essential Medicines were identified and subjected to price controls in India. On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. As per this order, the prices of each of the drugs are determined based on the average of all drugs having an Indian market share of more than 1% by value. The individual drug price notifications for a majority of the products have been released by the National Pharmaceutical Pricing Authority. For the year ended March 31, 2014, based on these notifications, we were adversely impacted by approximately 4% (annualized impact) of our revenues from sales of all of our formulation products in India.

United States

In the United States, numerous proposals that would affect changes in the health care system have been introduced in Congress and in some state legislatures.

Patient Protection and Affordable Care Act

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), were signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and is expected to significantly impact the U.S. pharmaceutical industry. The PPACA imposes additional rebates, discounts and fees, mandates certain reporting and contains various other requirements that could adversely affect our business, as more particularly described under “Patient Protection and Affordable Care Act” in our Global Generics segment’s discussion of U.S. Government regulations below in Item 4.B. ‘Business overview’.

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

European Union

The European Union enacted the European Falsified Medicines Directive (Directive 2011/62/EU) to reform the rules for importing into the European Union active substances for medicinal products for human use. As of January 2, 2013, all imported active substances must have been manufactured in compliance with standards of good manufacturing practices (“GMP”) at least equivalent to the GMP of the European Union. The manufacturing standards in the European Union for active substances are those of the “International Conference for Harmonisation” – ICH Q7. The provisions of the Directive are intended to reduce the risk of counterfeit medicines entering the supply chain.

Russia

During the fiscal year ended March 31, 2012, Russia introduced Federal Law # 323, titled “On the Foundations of Healthcare for Russian Citizens”. This law imposes stringent restrictions on interactions between (i) healthcare professionals, pharmacists, healthcare management organizations, opinion leaders (both governmental and from the private sector) and certain other parties (collectively referred to as “healthcare decision makers”), and (ii) companies that produce or distribute drugs or medical equipment and any representatives or intermediaries acting on their behalf (collectively referred to as “medical product representatives”). Some of the key provisions of this law include prohibitions on:

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

The Eurasian Economic Union (“EEU”), whose member states are Russia, Belarus, Kazakhstan, Armenia, and Kyrgyzstan, officially started functioning on January 1, 2015. Among other things,, the member states of the EEU signed an international agreement establishing common principles and rules of functioning of the market for medicines within the EEU, which agreement will be effective starting on January 1, 2016.

In March 2015, Russia enacted amendments to Article 61 of the Federal Law ‘On Circulation of Medicines’, which amendments create new rules for the registration, manufacture and quality control of medicines, including new rules for the calculation and registration of the maximum retail prices of vital and essential medicines established by the list of “Essential and Vital Drugs” (also known as the “ZhNVLS”).

In January 2015, the Russian government enacted the Priority Action Plan for sustainable economic and social stability development in 2015, which includes a number of impacts on the pharmaceutical industry.

Other

Governments throughout the world heavily regulate the marketing of pharmaceutical products. Most countries also place restrictions on the manner and scope of permissible marketing to government agencies, physicians, pharmacies, hospitals and other health care professionals. In certain countries certain prescribed marketing codes or guidelines are required to be followed by the pharmaceutical companies. Although our company policies prohibit our employees and third party distributors from violating such regulations, we may not be able to completely prevent this, especially in markets that have historically been more susceptible to corruption. The effect of such regulations may be to limit the amount of revenue that we may be able to derive from a particular product. Moreover, if we or our third party distributors fail to comply fully with such regulations, then civil or criminal actions could be brought against us, which may have a material adverse effect on our reputation and our business, financial condition or results of operations.

The use of tender systems and other forms of price control could reduce prices for our products or reduce our market opportunities.

A number of markets in which we operate have implemented or may implement tender systems in an effort to lower prices. Under such tender systems, manufacturers submit bids which establish prices for generic pharmaceutical products. Upon winning the tender, the winning company will receive a preferential reimbursement for a period of time. The tender system often results in companies underbidding one another by proposing low pricing in order to win the tender.

For example, this has resulted in more than 90% of generic products currently sold in German retail outlets being supplied through contracts procured in competitive bidding tenders, thereby causing significant pressure on product margins.

Certain other countries may consider the implementation of a tender system or other forms of price controls. Even if a tender system is ultimately not implemented, the anticipation of such could result in price reductions. Failing to win tenders, or the implementation of similar systems or other forms of price controls in other markets leading to further price declines, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

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

•

introducing “next-generation” products prior to the expiration of market exclusivity for the reference product, which often materially reduces the demand for the generic or the reference product for which we seek regulatory approval;

•	obtaining extensions of market exclusivity by conducting clinical trials of brand drugs in pediatric populations or by other methods;

•	selling the brand product as an authorized generic, either by the brand company directly, through an affiliate or by a marketing partner;

•	using the Citizen Petition process to request amendments to U.S. FDA standards or otherwise delay generic drug approvals;

•	seeking changes to U.S. Pharmacopeia, an organization that publishes industry recognized compendia of drug standards;

•	attaching patent extension amendments to non-related federal legislation;

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs, which could have an impact on products that we are developing; and

•	seeking patents on methods of manufacturing certain active pharmaceutical ingredients.

If pharmaceutical companies or other third parties are successful in limiting the use of generic products through these or other means, our sales of generic products may decline, leading to a material adverse effect on our results of operations, financial condition and cash flows.

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

If we are unable to defend ourselves in patent challenges, we could be subject to injunctions preventing us from selling our products, or we could be subject to substantial liabilities that could adversely affect our profits. Further, our patent settlement agreements with the innovators may face government scrutiny, exposing us to significant damages

There has been substantial patent related litigation in the pharmaceutical industry concerning the manufacture, use and sale of various products. In the normal course of business, we are regularly subject to lawsuits and the ultimate outcome of litigation could adversely affect our results of operations, financial condition and cash flow. Regardless of regulatory approval, lawsuits are periodically commenced against us with respect to alleged patent infringements by us, such suits often being triggered by our filing of an application for governmental approval, such as an ANDA. The expense of any such litigation and the resulting disruption to our business, whether or not we are successful, could harm our business. The uncertainties inherent in patent litigation make it difficult for us to predict the outcome of any such litigation.

If we are unsuccessful in defending ourselves against these suits, we could be subject to injunctions preventing us from selling our products, resulting in a decrease in revenues, or to damages, which may be substantial. An injunction or substantial damages resulting from these suits could adversely affect our consolidated financial position, results of operations or liquidity.

Further, we have been involved in various litigations involving challenges to the validity or enforceability of registered patents and therefore settling said patent litigations has been and is likely to continue to be an important part of our business. Parties to such settlement agreements in the U.S., including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice for review. The FTC has publicly stated that, in its view, some of the brand-generic settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies that have entered into such agreements. For example, in May 2015, Teva Pharmaceutical Industries agreed to a $1.2 billion settlement with the FTC to resolves anti-competition charges over sales of Provigil, a sleep-disorder prescription drug. Accordingly, we may receive formal or informal requests from the FTC for information about a particular settlement agreement, and there is a risk that the FTC may commence an action against us alleging violations of the antitrust laws.

Such settlement agreements may further expose us to claims by purchasers of the products for unlawfully inhibiting competition.

Similarly, the European Commission (“EU Commission”) has placed European operations of several brand and generic companies, under intense scrutiny in connection with its inquiry into possible anticompetitive conditions in the European pharmaceutical sector. More generally, there is a risk that the increased scrutiny of the European pharmaceutical sector may lead to changes in the regulation of our business that would have an adverse impact on our results of operations in Europe.

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

For business reasons, we continue to examine such product opportunities (i.e., involving non-expired patents) going forward and this could result in patent litigation, the outcomes of which may have a material adverse effect on our results of operations, financial condition and cash flows.

Research and development efforts invested in our differentiated formulations pipeline may not achieve expected results.

In our Proprietary Products segment, our business model focuses on building a pipeline in the therapeutic areas of neurology and dermatology. We must invest increasingly significant resources to develop differentiated products, both through our own efforts and through collaborations, in-licensing and acquisition of products from or with third parties. The development of differentiated products involves processes and expertise different from those used in the development of generic drugs, which increases the risks of failure. During each stage, we may encounter obstacles that delay the development process and increase expenses, leading to significant risks that we will not achieve our goals and may be forced to abandon a potential product in which we have invested substantial amounts of time and money. These obstacles may include: preclinical failures; difficulty enrolling patients in clinical trials; delays in completing formulation and other work needed to support an application for registration; adverse reactions or other safety concerns arising during clinical testing; insufficient clinical trial data to support the safety or efficacy of the product candidate; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

Because of the amounts required to be invested in augmenting our differentiated products pipeline, in some cases we are reliant on partnerships and joint ventures with third parties, and consequently face the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profits.

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

We operate in a highly competitive and rapidly consolidating industry which may adversely affect our revenues and profits.

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

The number of significant new generic products for which Hatch-Waxman exclusivity is available, and the size of those product opportunities, has decreased in recent years and may decrease in future years in comparison to those available in the past. Patent challenges have become more difficult in recent years. Additionally, we increasingly share the 180-day exclusivity period with other generic competitors, which diminishes the commercial value of the exclusivity.

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

In addition, if we make one or more significant acquisitions in which the consideration includes equity shares or other securities, our equity shares may be significantly diluted and may result in a reduction of earnings per equity share. If we make one or more significant acquisitions in which the consideration includes cash, we may be required to use a substantial portion of our available cash or incur a significant amount of debt or otherwise arrange additional funds to complete the acquisition, which may result in a decrease in our net income and a consequential reduction in our earnings per equity share. Also, an increasing proportion of our alliances begin with research and development. Our results of operations may suffer if existing joint venture or collaboration partners withdraw, or if these products are not timely developed, approved or successfully commercialized. We cannot guarantee the successful outcome of such efforts, nor that they will result in any intellectual property rights or products that inure to our benefit.

If, as we expand into new international markets, we fail to adequately understand and comply with the local laws and customs, these operations may incur losses or otherwise adversely affect our business and results of operations.

Currently, we operate our business in certain countries through subsidiaries, joint ventures and equity investees or through supply and marketing arrangements with our alliance partners. In those countries where we have limited experience in operating subsidiaries and joint ventures and in reviewing equity investees, we are subject to additional risks related to complying with a wide variety of national and local laws, including restrictions on the import and export of certain intermediates, drugs and technologies. There may also be multiple, and possibly overlapping, tax structures. In addition, we may face competition in certain countries from companies that may have more experience with operations in such countries. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. If we do not effectively manage our operations in these subsidiaries and joint ventures and review equity investees effectively, or if we fail to manage our alliances, we may lose money in these countries and it may adversely affect our business and results of operations.

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

If any of the foregoing delays or prevents us from timely delivery of our products to our customers, our relationships with the adversely affected customers could be harmed and we could be subject to contractually imposed financial penalties and/or lawsuits, any of which may adversely affect our business or results of operations.

Fluctuations in exchange rates and interest rate movements may adversely affect our business and results of operations.

A significant portion of our revenues are in currencies other than the Indian rupee, especially the U.S. dollar, the Euro, the Russian rouble, Venezuelan bolivar and the U.K. pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in Indian rupees may decrease and our financial performance may be adversely impacted. This also exposes us to additional risks in the event of devaluations, hyperinflation or restrictions on the conversion of foreign currencies, such as the devaluation of the Venezuelan bolivar that occurred in February 2013.

During the year ended March 31, 2015, the Venezuelan economy was adversely impacted by a significant decline in crude oil prices, leading to higher inflation rates and significantly delayed approvals for import payments.

On February 12, 2015, the Venezuelan government launched an overhaul of the exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as “SIMADI”) is the third mechanism in the new three-tier exchange rate regime and allows for legal trading of the Venezuelan bolivar (“VEF”) for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD). As per the existing laws in Venezuela, payments towards the importation of pharmaceutical products qualify for the CENCOEX preferential rate of 6.3 VEF per U.S. dollar, and we have been receiving approvals at such preferential rate. As of March 31, 2015, our Venezuelan subsidiary had approximately U.S.$39 million payables to the parent company and our other subsidiaries towards the importation of pharmaceutical products. Although these payables are entitled to repayment at the CENCOEX preferential rate, if circumstances change such that a devaluation of the CENCOEX preferential rate occurs, or if payments towards the importation of pharmaceutical products no longer qualify for the CENCOEX preferential rate, it could result in a significant impact on our future revenues and results of operations.

Further, we may also be exposed to credit risks in some of the emerging markets from our customers on account of adverse economic conditions.

We use derivative financial instruments to manage some of our net exposure to currency exchange rate fluctuations in the major foreign currencies in which we operate. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure. Therefore, we are subjected to exchange rate fluctuations that could significantly affect our financial results.

In the recent past and particularly since March 2013, the Indian rupee exchange rates as compared to the U.S. dollar have been highly volatile. In the year ended March 31, 2015, the Indian rupee depreciated by approximately 1.1% against the U.S. dollar. Such depreciation of the Indian rupee against the U.S. dollar has had positive benefits to our financial results. However, the Euro and Russian rouble depreciated by approximately 4.5% and 22.3%, respectively, against the Indian rupee during the year ended March 31, 2015. Such depreciation of foreign currencies has caused, and further depreciation in the future will cause, our foreign currency revenues as measured in Indian rupees to decrease, and thus adversely affect our financial results.

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

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2015, our ten largest customers accounted for approximately 87% of our North America Global Generics segment’s revenues. We are exposed to a concentration of credit risk in respect of these customers such that if one or more are affected by financial difficulty, it could materially and adversely affect our financial results. If the recent trend of consolidation among distributors continues, this risk may increase.

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

In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others, that may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such breaches of security could result in reputational damage and could otherwise have a material adverse effect on our business, financial condition and results of operations. Further, increasing use of information technology (“IT”) systems in manufacturing processes would require us to manage issues arising out of human error and/or sabotage.

In our pursuit of operational excellence, several change management initiatives across our organization are currently in progress, including but not limited to information technology automation in the areas of manufacturing, research and development, supply chain and shared services. During the year ended March 31, 2015, we initiated outsourcing of our IT hardware and applications in order to improve IT capability and performance and the initiative is currentlyin progress. Any failure to effectively manage such change initiatives or implement adequate controls in automation, security or availability of information technology systems can have material adverse effects on our business.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, provisions of India’s Companies Act 2013, Securities and Exchange Board of India rules and Indian stock market listing regulations, create uncertainty for our company. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and our independent auditor’s independent assessment of the internal control over financial reporting. Further, India’s Companies Act 2013 requires companies listed in India to be compliant with provisions concerning “Internal Financial Controls”.

In connection with this Annual Report on Form 20-F for the year ended March 31, 2015, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2015 based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As we continue to undertake management assessments of our internal control over financial reporting in connection with annual reports on Form 20-F for future years, any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and result in a loss of investor confidence in the reliability of our financial statements, which could cause the price of our equity shares and ADSs to decline.

The COSO has recently issued the new internal control framework (“COSO 2013”) that relies heavily on entity level controls and operational risks, in addition to controls over financial reporting. Our current management assurance systems are geared to respond to the earlier COSO framework, and we are currently in the process of transitioning to the COSO 2013 framework.

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

Compliance with the U.S. Foreign Corrupt Practices Act and other anti-bribery laws has been subject to increasing focus and activity by regulatory authorities in recent years. We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities.

Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial condition or results of operations

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs or other laws regulating marketing practices may result in litigation or sanctions and adversely impact our business.

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of a specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes in the calculation outcomes. In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to a drug’s average wholesale price (“AWP”) and wholesale acquisition cost (“WAC”), and in some cases have filed lawsuits in which they have alleged that reporting of inflated AWPs or WACs has led to excessive payments by Medicare and/or Medicaid for prescription drugs. In addition, we are notified from time to time of governmental investigations regarding marketing practices or pricing issues.

Responding to such queries and any resulting investigations or lawsuits is costly and unpredictable, and involves a significant diversion of management’s attention. Such allegations could, if proven or settled, result in significant monetary penalties and possible exclusion from Medicare, Medicaid and other programs. In addition, government authorities have significant leverage to persuade pharmaceutical companies to enter into corporate integrity agreements, which can be expensive and disruptive to operations.

If any of the above queries and/or investigations were to result in a lawsuit that was determined adversely to us or in a large cash settlement, it could require us to pay significant amounts and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

A substantial portion of the value of our assets pertains to various intangible assets and goodwill. The proportion of the intangible assets and goodwill to our total assets could increase significantly as we pursue various growth strategies. The value of these intangible assets and goodwill could be substantially impaired upon indications of impairment, with adverse effects on our financial condition and the value of our assets. For example, our financial performance for the years ended March 31, 2009 and 2010 was significantly impacted as a result of the impairments pertaining to our Germany operations.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with IFRS. Any future changes in estimates, judgments and assumptions used or necessary revisions to prior estimates, judgments or assumptions or changes in accounting standards could lead to a restatement or revision to previously issued financial statements.

The consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with IFRS. The preparation of financial statements in accordance with IFRS involves making estimates, judgments and assumptions in areas such as valuation of inventories, sales returns, rebates and chargebacks provisions, determination of useful life of property, plant and equipment and intangible assets, assets and obligations relating to employee benefits, business combinations and contingencies. Estimates, judgments and assumptions are inherently subject to change in the future and any necessary revisions to prior estimates, judgments or assumptions could lead to a restatement. Furthermore, although we have recorded reserves for litigation related contingencies based on estimates of probable future costs, such litigation related contingencies could result in substantial further costs. Also, any new or revised accounting standards may require adjustments to previously issued financial statements. Any such changes could result in corresponding changes to the amounts of liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

There are risks associated with executing on our strategy.

There are risks associated with executing the strategies we adopt to achieve our core purpose as discussed in Item 4.B. below. Significant execution risks associated with our strategies include, but are not limited to:

•	developing and executing our complex product development, manufacturing and marketing strategies for North America and other key markets;

•	executing on our strategies for increasing our customer share and for key account management in our Active Pharmaceutical Ingredients (“API”) and Custom Pharmaceutical Services (“CPS”) businesses; and

•	executing our execution excellence and change management initiatives to ensure process safety, product quality and availability.

Changes in Indian tax regulations may increase our tax liabilities and thus adversely affect our financial results.

Currently, we are entitled to various tax benefits and exemptions under Indian tax laws, such as tax benefits on research and development spending and exemptions applicable to income derived from manufacturing facilities located in certain tax exempted zones. Any changes in these laws or their application may increase our tax liability and thus adversely affect our financial results.

The Union Budget, 2015 has proposed to reduce the rate of corporate tax from 30% to 25% over the next 4 years in a phased manner starting from the fiscal year ended March 31, 2017, and the process of reduction in corporate tax rate would be accompanied by rationalization and removal of various kinds of tax exemption and incentives for corporate tax payers.

In India’s Finance Act, 2012, the Government of India introduced a levy of service tax based on a negative list of services. Consequently, all services have become taxable, except notified exempted services. The Finance Act, 2015 has increased the rate of service tax from the present 12.36% (inclusive of surcharge and cess) to a consolidated rate of 14% effective as of June 1, 2015.

Further, the Union Budget, 2015 has proposed to implement Goods and Service Tax (“GST”) from April 1, 2016. GST will put in place a state-of-the-art indirect tax system which will integrate State economies and boost overall growth. It is proposed to subsume other taxes such as Central Excise duty, Service tax, Octroi, VAT and Sales tax, entry tax, etc., into GST, thus avoiding multiple layers of taxation that currently exist in India. Earlier the Government of India had introduced the Constitution (122nd Amendment) Bill, 2014 on Goods and Services Tax (“GST”) in lower house of the Parliament (i.e. Lok Sabha) on December 19, 2014 and it was approved by Lok Sabha on May 6, 2015. This Constitution amendment bill was subsequently moved to Upper house of the Parliament (i.e. Rajya Sabha) for its approval. However it was referred to a Select Committee on May 12, 2015, which shall give its report in the first week of monsoon session of Parliament. The proposed amendments in the Constitution will confer powers both to the Parliament and State legislatures to make laws for levying GST on the supply of Goods and Services on the same transaction, thereby harmonizing the Indirect Tax regime in the country.

Under the Finance Act, 2013, the effective rate of dividend distribution tax (“DDT”) was 16.995% inclusive of surcharge and cess. The Finance Act (No 2) 2014 made an amendment in section 115-O, which requires grossing up of the dividend amount distributed for computing DDT. Pursuant to the amendment, effective October 1, 2014, the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess, and as a result, dividend amounts receivable by our shareholders after taxes are reduced. Furthermore, as a result of increase in rate of surcharge in the Finance Act, 2015, effective April 1, 2015, the effective rate of DDT has increased from 19.994% to 20.3576% at present. If the effective rate of dividend distribution tax increases in the future, the dividend amount receivable by our shareholders after taxes may decrease further.

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

Several areas of the world, including India, have experienced terrorist acts and retaliatory operations in recent years. If the economy of our key markets (including but not limited to the United States, the United Kingdom, Germany, India, Venezuela and Russia) is affected by such acts, our business and results of operations may be adversely affected as a consequence.

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

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 25.48% of our issued shares as at March 31, 2015. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a substantial portion of our total revenues for the year ended March 31, 2015 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

We may be subjected to additional compliance and litigation risks as a result of introduction of the new Companies Act, 2013 in India and changes to the SEBI Equity Listing Agreement.

As a company that is incorporated in India, we are governed by the rules and regulations covered under the Indian Companies Act, 1956. Significant amendments to the Companies Act were adopted in 2013 and 2014 and a majority of the provisions of the new Act (called the “Companies Act, 2013”) were implemented beginning in April, 2014. Some of the significant changes were in the areas of board and governance processes, boardroom responsibilities, disclosures, compulsory corporate social responsibility, audit matters, initiation of class action suits by shareholders or depositors, fraud reporting and whistle-blower mechanisms.

In addition, the Securities and Exchange Board of India (“SEBI”) revised certain requirements of the Equity Listing Agreement pertaining to corporate governance matters that must be followed by listed Indian public companies effective as of October 1, 2014. Some of these changes were intended to align the Equity Listing Agreement with the requirements of the Companies Act, 2013, while others included: new requirements as to parent company shareholder approval for certain sales or leases of assets or disinvestments in subsidiaries; risk management committee requirements for certain large companies; requirements that plans be in place for orderly succession for appointments to the board and senior management; shareholder approval requirements for certain transactions with related parties; and increased definitions of the rights and roles of shareholders.

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

Due to civil disturbances and “Bandhs” (i.e., political protests in the form of worker strikes), several productive days were lost from forced or precautionary closures of our production units and offices during the agitation movement. We experienced such issues in 2009 and 2013 in Andhra Pradesh (now Telangana). If there are any such strikes, political protests or civil unrest in the future, our business and results of operations may be adversely affected as a consequence.

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

Due to various macro-economic factors, the rate of inflation has recently been highly volatile in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 2004-05=100 was -2.33% for the year ended March 31, 2015 (as compared to 6.00% for the year ended March 31, 2014). This trend may continue to fluctuate and/or the rate of inflation may rise substantially. We may not be able to pass these inflationary costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.

Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.

Labor laws in India are more stringent than in other parts of the world. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. Approximately 5% of our employees belong to a number of different labor unions. If we experience problems with our labor unions, our production capacity and overall profitability could be negatively affected.

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

Key business developments:

Filing of three 505(b)(2) New Drug Applications with the U.S. Food and Drug Administration

During March and April 2015, we filed three 505(b)(2) New Drug Applications (“NDAs”) with the U.S. Food and Drug Administration (“U.S. FDA”):

•	DFD-01, a corticosteroid delivered in a novel non-irritating spray platform, intended for the treatment of patients suffering from psoriasis;

•	DFD-09, a modified release oral tetracycline intended for the treatment of rosacea; and

•	DFN-11, a drug-device combination product intended to treat acute migraine episodes in certain patient populations who are inadequately managed with existing treatment regimens.

Agreement with Novartis Consumer Health Inc.

Refer to Note 38 to our consolidated financial statements.

Collaboration agreement with Curis, Inc.

Refer to Note 33 to our consolidated financial statements.

Acquisition of select portfolio of the established products business of UCB in India

Refer to Note 40 to our consolidated financial statements.

Key product launches

In October 2014, we launched sirolimus tablets 1 mg and 2 mg, a therapeutic equivalent generic version of RAPAMUNE® (sirolimus) tablets in the United States, following the approval by the U.S. FDA. The RAPAMUNE® tablets brand had U.S. sales of approximately $206 million for the twelve months ended August 31, 2014, according to IMS Health.

In December 2014, we launched valganciclovir tablets USP 450 mg, a therapeutic equivalent generic version of VALCYTE® (valganciclovir) tablets in the United States, following the approval by the U.S. FDA. The VALCYTE® tablets brand had U.S. sales of approximately $440 million for the twelve months ended October 31, 2014, according to IMS Health.

In December 2014 and February 2015, we launched pregabalin capsules in Germany and the United Kingdom, respectively, following the approval by the European regulatory agencies. Our pregabalin capsules are indicated for epilepsy and generalized anxiety disorder (and not indicated for neuropathic pain). Pregabalin capsules of the innovator (LYRICA® from Pfizer) are indicated for neuropathic pain, epilepsy and generalised anxiety disorder. LYRICA® capsules brand had Germany sales and U.K sales of approximately $379 million and $457 million, respectively, for the twelve months ended December 31, 2014, according to IMS Health.

In December 2014, we acquired the title and rights to the Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) from Novartis Consumer Health Inc. and began distribution of the product in the United States.

For a list of other products we launched in the United States during the year ended March 31, 2015, refer to Item 5.A – ‘Operating results’.

Organizational changes

We carried out the following organizational changes as part of our overall strategy of driving growth through competitive advantage:

•

In May 2014, Abhijit Mukherjee, President, Global Generics was appointed as Chief Operating Officer. Prior to such appointment, he was responsible for our Global Generics business. Since such appointment, he has been responsible for our Global Generics business as well as our Pharmaceutical Services and Active Ingredients (“PSAI”) business.

•

Commencing April 2015, all of our Chemical Technology Operations (“CTO”) and Formulation Technology Operations (“FTO”) were brought under the unified leadership of Mr. Samiran Das to enable cross learning between these units, provide benefits of scale and foster an integrated operating framework. Along similar lines, the supply chain management function across our company was brought under the unified leadership of Mr. P. Yugandhar. Further, Mr. KVS Ram Rao now heads our PSAI commercial organization and manages its sales, strategy, business development and new product management.

Principal capital expenditures:

During the years ended March 31, 2015, 2014 and 2013, we invested Rs.9,167 million, Rs.9,996 million and Rs.6,606 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2015, we also had contractual commitments of Rs.4,173 million for capital expenditures. These commitments included Rs.4,018 million to be spent in India and Rs.155 million in other countries. We currently intend to finance our additional capital expansion plans entirely through our operating cash flows and through cash and other investments.

4.B. Business overview

Established in 1984, we are an integrated global pharmaceutical company committed to providing affordable and innovative medicines through our three core business segments:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of our business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of our biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes our contract research services business and our manufacture and sale of active pharmaceutical ingredients and steroids in accordance with specific customer requirements.

Proprietary Products. This segment consists of our differentiated formulations business, our new chemical entities (“NCEs”) business, and our dermatology focused specialty business operated through Promius™ Pharma.

Others. This includes the operations of our wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through Investigational New Drug (“IND”) filing.

We have a strong presence in highly regulated markets such as the United States, the United Kingdom and Germany, as well as other key markets such as India, Russia, Venezuela, Romania, South Africa and certain countries of the former Soviet Union.

OUR STRATEGY

Our core purpose is to accelerate access to affordable and innovative medicines. Spiraling health care costs across the world have put many medicines out of the reach of millions of people who desperately need them. As a global pharmaceutical company, we take very seriously our responsibility to offer affordable alternatives to expensive medicines and help patients manage their disease better. Our strategy to achieve this core purpose is to focus on delivering first-to-market, tough-to-make products, developing differentiated products for unmet medical needs, introducing value-added services for patients and customers, and ensuring availability of our products through a reliable and flexible supply chain. The key elements of our strategy include the following:

Strengths in Science and Technology

Our strengths in science and technology range from synthetic organic chemistry, formulation development, biologics development and small molecule based drug discovery. Such expertise enables the creation of unique competitive advantages with an industry-leading intellectual property and technology-leveraged product portfolio.

Product Offerings

Global Generics: Through our branded and unbranded drug products, we aim to offer affordable alternatives to highly-priced innovator brands, both directly and through key partnerships.

•

Branded Generics: We seek to have a portfolio that is strongly focused on delivering first-to-market, differentiated products to doctors and patients. Many of our brands hold significant market shares in the molecule and therapy areas where they are present. We have also entered into strategic partnerships with third parties to sell our products in markets where we have not established our own sales and distribution operations.

•	Unbranded Generics: We aim to ensure that our development capabilities remain strong and enable us to deliver first to market, tough-to-make and supply products that are technologically challenging.

Our biologics business seeks to accelerate access to bio-similar products globally through process development and relevant clinical research. We were the first company to launch a generic version of rituximab in 2007, and have launched 4 bio-similar products in India and other key markets.

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

•	Our product offerings in our API business are positioned to offer intellectual property and technology-advantaged products to enable launches ahead of others at competitive prices.

•	Through our CPS business, we aim to offer niche product service capabilities, technology platforms, and competitive cost structures to innovator and biotechnology companies.

Proprietary Products: Our Proprietary Products business is comprised of our Differentiated Formulations business, our New Chemical Entity (“NCE”) research business and our dermatology focused Specialty business.

•

Differentiated Formulations: Our Differentiated Formulations business works to improve patient outcomes by identifying unmet medical needs and addressing them through innovative products and services that are affordable and accessible.

•

New Chemical Entities (NCEs): We are also focused in the discovery, development and commercialization of novel small molecule agents in therapeutic areas such as anti-infectives, metabolic disorders, and pain and inflammation.

•	Specialty business: We have a commercial portfolio of in-licensed patented dermatology products. We also have an internal pipeline of dermatology products in various stages of development.

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

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2015, 2014 and 2013, respectively:

	Year Ended March 31,
Segment	2015				2014		2013
	(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$	1,935	Rs.120,556	81%	Rs.105,164	80%	Rs.82,563	71%
Pharmaceutical Services and Active Ingredients		409	25,456	17%	23,974	18%	30,702	26%
Proprietary Products		16	1,013	1%	1,778	1%	1,468	1%
Others		19	1,164	1%	1,254	1%	1,533	2%

Total Revenue	U.S.$	2,378	Rs.148,189	100%	Rs.132,170	100%	Rs.116,266	100%

Revenues by geographic market and by therapeutic area for the years ended March 31, 2015, 2014 and 2013 are discussed in Note 5 to our consolidated financial statements.

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

Our Global Generics segment’s revenues were Rs.120,556 million in the year ended March 31, 2015, as compared to Rs.105,164 million in the year ended March 31, 2014. The revenue growth was largely led by this segment’s operations in the United States, India, Venezuela and the United Kingdom. The following is a discussion of the key markets in our Global Generics segment.

India

Approximately 15% of our Global Generics segment’s revenues in the year ended March 31, 2015 were derived from sales in the Indian market. In India, our key therapeutic categories include gastro-intestinal, cardiovascular, pain management and oncology. We are also increasing our presence in the niche areas of dermatology, urology and nephrology.

As of March 31, 2015, we had a total of 260 branded products in India. Our top ten branded products together accounted for 34% of our revenues in India in the year ended March 31, 2015. According to IMS Health, in its moving annual total report for the 12-month period ended March 31, 2015, our secondary sales in India grew by 13.1%. In comparison, the Indian pharmaceutical market experienced growth of 12.1% during such period. IMS Health is a provider of market research to the Indian pharmaceutical industry. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the period from November 2014 to February 2015, ranked us 12th in terms of the number of prescriptions generated in India during such period.

Sales, marketing and distribution network

We generate demand for our products through our 5,176 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

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

In April 2015, we entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives. The purchased business was acquired on a slump sale basis (an Indian tax law concept which refers to the transfer of a business as a going concern without values being assigned to individual assets and liabilities). The transaction includes approximately 350 employees engaged in operations of the acquired India business. The acquisition is expected to strengthen our presence in the areas of dermatology, respiratory and pediatric products. The total purchase consideration was Rs.8,000 million. The acquisition was closed on June 16, 2015.

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 16th largest pharmaceutical company in India, with a market share of 2.2%, according to IMS Health in its moving annual total report for the 12-month period ended March 31, 2015.

Some of the key observations on the performance of the Indian pharmaceutical market, as published by IMS Health in its moving annual total report for the 12-month period ended March 31, 2015, are as follows:

•	The Indian pharmaceutical market experienced growth of 12.1% for such period.

•	New products launched in the preceding 24 months accounted for 5.2% of total Indian pharmaceutical growth for such period.

•	The top 300 existing brands grew at a rate of 12.8%, which was 0.7% higher than the Indian pharmaceutical market’s overall average, and together they account for 30.9% of the market’s total sales.

•	There was an increasing emergence of bio-similar products to address the needs of patients in the oncology therapeutic area.

Our principal competitors in the Indian market include Cipla Limited, GlaxoSmithKline Pharmaceuticals Limited, Cadila Healthcare Limited, Sun Pharmaceutical Industries Limited, Alkem Limited, Mankind Pharma Limited, Pfizer Limited, Abbott India, Lupin Limited, Aristo Pharma Limited, Intas Pharma, Sanofi India Limited and Emcure Pharmaceuticals Limited.

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

On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. As per this order, the prices of each of the drugs are determined based on the simple average of all drugs having market share of more than 1% by value. The individual drug price notifications for almost all of the products have been released by the NPPA. Based on these notifications, we were adversely impacted by approximately 3% (the annualized impact is approximately 4%) of our annual revenues from sales of all of our formulation products in India during the year ended March 31, 2014.

Russia and other Countries of the former Soviet Union

Russia

Russia accounted for 12% of our Global Generics segment’s revenues in the year ended March 31, 2015. IMS Health ranked us 17th in sales in Russia with a market share of 1.77% as of March 31, 2015 in its moving annual total report for the 12-months ended March 31, 2015. According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2015, our sales value growth and volume decrease for the year ended March 31, 2015 were 10.1% and 2.7%, respectively, as compared to the Russian pharmaceutical market value growth and volume decrease of 12.3% and 1.3%, respectively. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top four brands, Nise, Omez, Ketorol and Cetrine, accounted for 60% of our Global Generics segment’s revenues in Russia in the year ended March 31, 2015. Omez (an anti-ulcerant product), Nise and Ketorol (both pain management products) and Cetrine (a respiratory product) were ranked as the 65th, 14th, 97th and 150th best-selling formulation brands, respectively, in the Russian market as of March 31, 2015 by IMS Health in its moving annual total retail segment report for the 12 months ended March 31, 2015.

Our strategy in Russia is to focus on the gastro-intestinal, pain management, anti-infectives, respiratory, oncology and cardiovascular therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales. Nise, Omez, Ketorol, Cetrine and Ciprolet continue to be brand leaders in their respective categories, as reported by IMS Health in its moving annual total report for the 12-months ended March 31, 2015.

Novigan, a pain management product, and Ibuclin, a cold and flu product, were switched from prescription to over-the-counter during the years ended March 31, 2013 and 2014, respectively. Revenues from these products grew by 8.6% and 86%, respectively, as reported by IMS Health in its moving annual total report for the 12-months ended March 31, 2015.

Growth (in Russian rouble absolute currency terms) during the year ended March 31, 2015 was driven by increased marketing initiatives for prescription products, launches of new products and scaling up of media and pharmacy chain activities for over-the-counter medicines. However, such revenue growth measured in Indian rupees was adversely impacted due to depreciation of the Russian rouble by approximately 22% as compared to the year ended March 31, 2014.

Other Countries of the former Soviet Union

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus and Uzbekistan. For the year ended March 31, 2015, revenues from these countries accounted for approximately 3% of our total Global Generics segment’s revenues.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russian prescription division is driven by a team of 284 medical representatives and 48 managers to detail our products to doctors in 77 cities in Russia.

Our Russian over-the-counter (“OTC”) division has 226 medical representatives and 40 managers and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. Our Russian hospital division has 41 hospital specialists and 17 key account managers, and is focused on expanding our presence in hospitals and institutes.

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

Government regulation

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

In order to promote local industry, in October 2009 the Russian government announced the Strategy of Pharmaceutical Industry Development in the Russian Federation for the period up to the year 2020 (or the “Pharma 2020 plan”), which aims to develop the research, development and manufacturing of pharmaceutical products by Russia’s domestic pharmaceutical industry. The goal of the Pharma 2020 plan is to reduce Russia’s reliance on imported pharmaceutical products and increase Russia’s self-sufficiency in that regard. In March 2011, the Russian government announced the approval of 120 billion roubles ($4 billion) in financing for the Pharma 2020 plan.

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

On July 2, 2013, the Ministry of Health of the Government of Russia published an order on its website that binds physicians to prescribe medicinal products by International Nonproprietary Name (i.e., active substance) or by combination list (which combines different International Nonproprietary Names in one treatment group).

Russia signed the agreement on a common market for medicines within the Eurasian Economic Union

The Eurasian Economic Union (“EEU”), whose member states are Russia, Belarus, Kazakhstan, Armenia, and Kyrgyzstan, officially started functioning on January 1, 2015. Among other things,, the member states of the EEU signed an international agreement establishing common principles and rules of functioning of the market for medicines within the EEU, which agreement will be effective starting on January 1, 2016. According to the agreement, the market authorization for a particular medicine received in one EEU member state will be valid throughout the whole EEU territory. For these purposes, the member states are working on the necessary regulatory framework. By the end of calendar 2015, the EEU plans for its member states to sign 25 acts governing various stages of drugs circulation.

State Regulation of Prices for Vital and Essential Medicines

Russia’s Federal Law No. 34-FZ dated March 8, 2015 amends the Federal Law 61-FZ “On Circulation of Medicines”. The amendments create new rules for the registration, manufacture and quality control of medicines, including new rules for the calculation and registration of the maximum retail prices of vital and essential medicines established by the ZhNVLS. Most of the changes are effective commencing July 1, 2015, with certain changes effective starting in 2016 or 2017.

Calculation of the maximum sale price for medicines included in the ZhNVLS list shall be determined by the Government of the Russian Federation taking into account a variety of economic and/or social criteria. These amendments became effective from March 16, 2015. The updated EDL lists for 2015 approved by the Decree of the Government No. 2782-p dated December 30, 2014 became effective from March 1, 2015. These lists include the list of drugs for provision to specific groups of citizens, medicines prescribed by a decision of a medical commission of medical organizations, medical supplies from the 7 Nosologies program list, as well as the minimum range of medicines required for medical aid.

Restrictions on access of foreign drugs

The Russian Government approved the Priority Action Plan for sustainable economic and social stability development in 2015 (the “Priority Action Plan”). The Priority Action Plan was signed by the Russian Prime Minister on January 27, 2015. The key areas that may impact the pharmaceutical industry in the Priority Action Plan are (i) supporting import substitution; (ii) optimization of budget costs and reduction of inefficient expenses; and (iii) particularly, in the public healthcare area, the following measures:

•

On February 2, 2015, the Russian Ministry of Health (“MoH”), Russian Federal Service on Tariffs and Russian Ministry of Economic Development (“MoED”) amended the Federal Law 61-FZ “On Circulation of Medicines “ to provide the possibility of one-time indexation of prices for low-cost essential drugs;

•	On February 27, 2015, the Russian Ministry of Finance, MoH and MoED suggested improvements for public drugs supply; and

•

On February 15, 2015, the Russian Ministry of Industry and Trade enacted restrictions on access of foreign drugs to state procurement tenders, if two or more locally manufactured drugs participate in the relevant tender.

Political Instability

There has been severe political instability in Ukraine following civilian riots and political unrest which began in November 2013, destabilization of the Ukrainian President’s office in February 2014, and subsequent military action in the destabilized country operating under a temporary government.

As a result of ongoing conflict in the region, the United States and the European Union have imposed sanctions on certain designated individuals and companies in Ukraine and Russia. These sanctions were targeted at persons threatening the peace and security of Ukraine, senior officials of the Government of the Russian Federation and the energy, defense and financial services sectors of Russia, but they have had macroeconomic consequences beyond those persons and industries. In December 2014, the United States imposed further sanctions aimed at blocking new investments in the Crimea region of Ukraine and trade between the United States or U.S. persons and Crimea. These sanctions also authorized the United States government to impose sanctions on any U.S. persons determined to be operating in the Crimea region of Ukraine, subject to certain authorizations for the export and reexport of certain agricultural commodities, medicine, medical supplies, and replacement parts to Crimea.

Political instability in the region has combined with low worldwide oil prices to significantly devalue the Russian rouble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia also experienced significant devaluation in 2014. The possibility of additional sanctions implemented by the United States and/or the European Union against Russia or vice versa, continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region may result in serious economic challenges in Ukraine, Russia and the surrounding areas.

Among our operations, we are engaged in sales, distribution and marketing of pharmaceutical products in Russia and Ukraine, including its Crimea region, all through non-U.S. entities that sell to distributors. Our sales in Russia and Ukraine are not to any of the individuals, companies or sectors designated by the current sanctions, and our sales in the Crimea region of Ukraine accounted for approximately 0.02% of our total revenues for the year ended March 31, 2015. We do not believe that our business in Russia, Ukraine or its Crimea region violates any of the current sanctions. However, relevant regulators could take a view that is different from ours on the issue. We continue to monitor our subsidiaries’ activities in light of the restrictions imposed by these and any future sanctions.

North America (the United States and Canada)

During the year ended March 31, 2015, North America (the United States and Canada) accounted for 54% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

In March 2011, we acquired from GlaxoSmithKline plc and Glaxo Group Limited (collectively, “GSK”) a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A., the product rights for GSK’s Augmentin® and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The acquisition enabled us to enter the U.S. oral antibiotics market with a comprehensive product filing and a dedicated manufacturing site. Due to high competition in our antibiotics portfolio, with minimal or no margin for certain dosage strengths, we have initiated a restructuring of our antibiotics manufacturing operations during the year ended March 31, 2015, including a workforce reduction and the discontinuation of certain dosage strengths of Amoxil® and Augmentin®.

In December 2014, we acquired from Novartis Consumer Healthcare Inc. the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights. The acquisition enabled us to get a strong foothold in an approximately one billion dollar anti-smoking market in the United States with a robust platform in nicotine replacement therapy patches. With the increasingly favorable regulatory environment, including factors such as the PPACA and new U.S. FDA guidelines, and increased focus by retailers on treatments for smoking cessation, the nicotine replacement therapy category is poised for expansion and offers significant growth opportunities for us.

Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2015, we filed 13 ANDAs in the United States, including 8 Paragraph IV filings. During the year ended March 31, 2015, the U.S. FDA granted us 6 final ANDA approvals. As of March 31, 2015, we had filed a cumulative total of 220 ANDAs in the United States, out of which 68 ANDAs were pending approval at the U.S. FDA, including 8 tentative approvals. As of March 31, 2015, we had also filed two NDAs under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States, one of which is tentatively approved and awaits final approval. We have also filed two new Investigational New Drugs (“INDs”), our proposed biosimilars to rituximab and PEG-GCSF, and we have received permissions from the U.S. FDA to conduct Phase I trials for both of these IND filings. The trials are under progress for both IND approvals.

During the year ended March 31, 2015, we in-licensed three ANDAs in the United States, of which two are Paragraph IV filings. As of March 31, 2015, we have in-licensed a cumulative total of five ANDAs in the United States, out of which four were pending approval with the U.S. FDA.

Our Canada business generated revenues of Rs.523 million during the year ended March 31, 2015. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products.

Sales, Marketing and Distribution Network

Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in Princeton, New Jersey, United States, is primarily engaged in the marketing of our generic products in the United States. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. Our key account representatives for generic products call on purchasing agents for chain drug stores, drug wholesalers, health maintenance organizations, hospital group purchasing organizations (“GPOs”), specialty distributors and pharmacy buying groups.

Our over-the-counter (“OTC”) division markets and distributes store brand OTC products. This division has successfully launched 10 products. OTC products include store brand generic equivalents of products that originally have prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). For the year ended March 31, 2015, our OTC division generated Rs.8,264 million in revenues.

A significant portion of our revenue is derived from the sale of injectable products in the therapeutic areas of oncology, neurology and anti-allergy. During the years ended March 31, 2015 and 2014, we launched docetaxel, azacitidine, decitabine and zoledronic acid in the United States. We have also expanded our presence to drug wholesalers, GPOs, specialty distributors, integrated distribution networks (“IDNs”), clinics and hospitals to market these products.

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

Recent consolidation of customer purchasing power via alliances and joint ventures (such as the Walgreens Boots Alliance Development, the Red Oak Sourcing joint venture between CVS and Cardinal Health, and the McKesson expanded distribution agreements with Rite Aid and Omnicare) has served to intensify the competition and drive down prices. Consolidation of manufacturers is also continuing and, at the same time, new manufacturers continue to enter the generic market in the United States, which may further lower our pricing power and adversely affect our revenues in that market.

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

The U.S. market for OTC pharmaceutical products is highly competitive. Competition is based on a variety of factors, including price, quality, product mix, customer service, marketing support, and the reliability and flexibility of the supply chain for products. Our competition in store brand products in the United States consists of several publicly traded and privately owned companies, including large brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with companies such as Perrigo that sell store brand OTC products. With the acquisition of Habitrol®, we now not only compete with store brands but also with large branded companies such as GlaxoSmithKline Consumer Care, which is an industry leader in the nicotine replacement therapy category. In addition, since our products are generic equivalents of innovator brands, we also compete against large brand-name pharmaceutical companies. The competitive landscape and market dynamics of the OTC market are rapidly evolving. Large brand-name pharmaceutical companies have begun to more aggressively pursue Rx-to-OTC switches in new categories, which could present opportunities for us and other companies that sell store brand products. On the other hand, pricing pressures continue to increase with the entry of new competitors in the market. On key select molecules, the expectation is that competition in this area will continue to grow as newer categories experience Rx-to-OTC switches.

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

Where the first Paragraph IV certification was submitted on or after December 8, 2003, the new statutory provisions apply. Under these provisions, 180-day exclusivity is awarded to each ANDA applicant submitting a Paragraph IV certification for the same drug with regard to any patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug. The180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or a decision of a court holding the patent that is the subject of the paragraph IV certification to be invalid or not infringed. However, a first applicant may forfeit its exclusivity in a variety of ways, including, but not limited to (a) failure to obtain tentative approval within 30 months after the application is filed or (b) failure to market its drug by the later of two dates calculated as follows: (x) 75 days after approval or 30 months after submission of the ANDA, whichever comes first, or (y) 75 days after each patent for which the first applicant is qualified for 180-day exclusivity is either (1) the subject of a final court decision holding that the patent is invalid, not infringed, or unenforceable or (2) withdrawn from listing with the U.S. FDA (court decisions qualify if either the first applicant or any applicant with a tentative approval is a party; a final court decision is a decision by a court of appeals or a decision by a district court that is not appealed). The foregoing is an abbreviated summary of certain provisions of the Medicare Act of 2003, and accordingly such act should be consulted for a complete understanding of both the provisions described above and other important provisions related to 180-day exclusivity and forfeiture thereof.

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

U.S. FDA Proposed New Labeling Rule

On November 13, 2013, the U.S. FDA proposed a new labeling rule which the agency believes will speed up the dissemination of new safety information about generic drugs to health professionals and patients by allowing generic drug manufacturers to use the same process as brand drug manufacturers to update safety information in the product labeling. Under the proposal, generic drug manufacturers would be able to independently update product labeling (also called prescribing information or package inserts) with newly-acquired safety information before the U.S. FDA’s review of the change, in the same way brand drug manufacturers do today. Generic manufacturers would also be required to inform the brand name manufacturer about the change. The U.S. FDA would then evaluate whether the proposed change is justified and make an approval decision on the generic drug labeling change and the corresponding brand drug labeling change at the same time, so that brand and generic drug products would ultimately have the same U.S. FDA-approved prescribing information.

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

Because the current regulatory scheme only permits a generic manufacturer to use the CBE process to update its label if the branded drug manufacturer changes its label first, this can prevent generic manufacturers from complying with state law warning requirements. As a result, state product liability suits based on failure-to-warn and design defect claims against generics manufacturers have generally been held pre-empted by Federal law, and in June 2013 the United States Supreme Court upheld such pre-emption and immunity of generic manufacturers in Mutual Pharmaceutical Co. v. Bartlett.

If the U.S. FDA’s proposed new rule is adopted, it may eliminate this pre-emption and increase our potential exposure to lawsuits relating to product safety, side effects and warnings on labels. This new potential exposure to lawsuits may also increase the risk that, in the future, we may not be able to obtain the type and amount of insurance coverage we desire at an acceptable price and self-insurance may become the sole commercially reasonable means available for managing the product liability risks of our business.

Comments on the proposed labeling rule were initially due on March 13, 2014. However, the U.S. FDA subsequently reopened the comment period from February 18, 2015 until April 27, 2015 in light of both the significant amount of interest in the proposal and the emergence of alternate proposals put forth and endorsed by the generic pharmaceutical industry. As of the date of this report, the U.S. FDA’s proposed rule has not been finalized or replaced with an alternate proposal.

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

•

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

On June 28, 2010, the Departments of Health and Human Services, Labor, and the Treasury jointly issued interim final regulations to implement the provisions of the PPACA that prohibit the use of preexisting condition exclusions, eliminate lifetime and annual dollar limits on benefits, restrict contract rescissions, and provide patient protections. On June 20, 2014 the Departments of Health and Human Services, Labor, and the Treasury jointly issued final regulations clarifying the relationship between a group health plan’s eligibility criteria and the PPACA’s 90-day limit on waiting periods.

On January 27, 2012, The Centers for Medicare and Medicaid Services (“CMS”) issued its long awaited proposed rule implementing the Medicaid pricing and reimbursement provisions of the PPACA and related legislation. CMS accepted comments on this proposed rule through April 2, 2012, and issuance of the final rule by CMS is pending.

On June 28, 2012, the U.S. Supreme Court ruled on certain challenged provisions of the PPACA. The U.S. Supreme Court generally upheld the constitutionality of the PPACA, including its individual mandate that requires most Americans to buy health insurance starting in 2014, and ruled that the Anti-Injunction Act did not bar the Court from reviewing that the PPACA provision. However, the U.S. Supreme Court invalidated the PPACA’s provisions requiring each state to expand its Medicaid program or lose all federal Medicaid funds. The Court did not invalidate the PPACA’s expansion of Medicaid for states that voluntarily participate; it only held that a state’s entire Medicaid funding cannot be withheld due to its failure to participate in the expansion.

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

Biologics Pathway

The Biologics Price Competition and Innovation Act of 2009 created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of brand-name biological products and a process to resolve patent disputes. On April 28, 2015, the U.S. FDA finalized three substantial draft guidance documents originally published in February 2012 that are intended to provide a roadmap for development of biosimilar products. On May 13, 2015, the U.S. FDA released another biosimilar guidance document. These guidance documents address quality considerations, scientific considerations and questions and answers regarding commonly posed issues.

Other matters

Letter from the United States Congress seeking certain information on increase in generic drug prices

On October 2, 2014, two members of the United States Congress wrote to us requesting information and expressing concern over the “escalating prices” of two products, divalproex sodium ER and pravastatin sodium, marketed by us in the United States. We subsequently responded to this letter and clarified, among other things, that: (a) we launched divalproex sodium ER on August 19, 2013 and have not implemented a price increase on this product since then; and (b) we sold pravastatin sodium in the United States only during the time period of January 1, 2012 to August 20, 2012, during which time period we did not increase the price of this product.

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, we received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information for the period of time between January 1, 1995 and the date of the CID. The CID includes a broad range of requests for information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products. We subsequently communicated with the Texas AG, at which time they requested a sample of certain transactional data pertaining to one calendar quarter requested in the CID, and we provided such sample transactional data to the Texas AG on or about February 20, 2015.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, we received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of 15 products. A set of five interrogatories related to pricing practices was served as well. We have communicated with the California AG, and we are working with them in tandem with the Texas AG in order to avoid duplication of efforts in providing the voluminous data requested.

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic formulation. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2015, we have filed a total of 33 Abbreviated New Drug Submission (“ANDS”) in Canada, out of which 7 ANDS were pending approval, including 2 tentative approvals.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2015 were Rs.7,193 million, which accounted for approximately 6% of our Global Generics segment’s sales.

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

Pursuant to the GKV-WSG law, those pharmaceutical products covered by rebate contracts with insurance companies and SHI funds have to be prescribed by physicians and dispensed by pharmacies with priority. This has increased the power of insurance companies and SHI funds. As a result, many SHI funds have enacted tender (i.e., competitive bidding) processes to determine which pharmaceutical companies they will enter into rebate contracts with. This has resulted in more than 90% of generic products currently sold in German retail outlets being supplied through contracts procured in competitive bidding tenders, thereby causing significant pressure on product margins. In response to these market changes, betapharm underwent a comprehensive restructuring of its sales force, with a reduction of more than 200 employees since we acquired it in March 2006. In addition, we are participating in the tender opportunities by bidding at prices which meet our internal incremental profitability thresholds. In view of this, our success ratio in winning these tender awards has declined and, accordingly, the ratio of our tender based sales to our overall sales has significantly reduced over the past few years.

United Kingdom and other Countries within Europe

We market our generic products in the United Kingdom and other EU countries through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently market 37 generic products in such countries, representing 89 dosage strengths.

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

Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Healthcare products Regulatory Agencies (“MHRA”) good manufacturing practice Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties and restrictions. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facilities based in Hyderabad, Telangana, India for the manufacture of generic medicines for supply to Europe. The German Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte or “BfArM”) has also inspected our plants in Hyderabad as well as Vishakapatnam.

All pharmaceutical companies that manufacture and market human medicinal products in Germany are subject to the applicable rules and regulations executed by the BfArM and the supervisory authorities of the respective federal state in Germany. All pharmaceutical companies in Germany are periodically inspected by the competent supervisory authority, which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility.

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

The German Social Code’s price freeze imposed on reimbursable drugs, which was due to expire at the end of 2013, was amended in 2013 and 2014 to extend the price freeze until December 31, 2017, although the continued price freeze will not apply to medicines subject to internal reference pricing. New European pharmacovigilance legislation (Regulation (EU) No 1235/2010 and Directive 2010/84/EU) was implemented in July 2012. These new requirements are intended to improve patient safety, but will also increase our administrative burdens and therefore our costs. In addition, there are proposals from the European Commission to introduce fees that industry pays for the simplification and maintenance of the European pharmacovigilance system as well as fees for the assessment of pharmacovigilance reports, study protocols and referrals. The principle of the proposal has been agreed, but the actual financial proposals are currently in the final stages of discussion and will likely be implemented during the year ending March 31, 2016. This may lead to further increased costs in Europe whenever such proposals are implemented.

“Rest of the World” markets of our Global Generics segment

We refer to all markets of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our significant Rest of the World markets include Venezuela, South Africa and Australia. Our revenues from our “Rest of the World” markets were Rs.13,057 million in the year ended March 31, 2015, an increase of 77% as compared to the year ended March 31, 2014.

Venezuela

Venezuela accounted for 7% of our Global Generics segment’s revenues in the year ended March 31, 2015. IMS Health ranked us 18th in sales in Venezuela, with a market share of 1.78%, as of March 31, 2015 in its moving annual total report for the 12-months ended March 31, 2015. According to such IMS Health report, our sales value and volume growth for the year ended March 31, 2015 were 149.7% and 141.2%, respectively, as compared to the Venezuela pharmaceutical market value growth and volume decrease of 52.5% and 1.65%, respectively. We were the top ranked Indian pharmaceutical company in Venezuela for such period.

Our top four brands, Zovanta, Omez, Ciprolet and Plagril, accounted for 64% of our Global Generics segment’s revenues in Venezuela in the year ended March 31, 2015.

Our strategy in Venezuela is to focus on the gastro-intestinal, pain management, anti-infectives, respiratory, oncology and cardiovascular therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales. Nise, Omez, Ketorol, Cetrine and Ciprolet continue to be brand leaders in their respective categories, as reported by IMS Health in its moving annual total report for the 12 months ended March 31, 2015.

Our growth in Venezuela for the year ended March 31, 2015 was driven by increased marketing initiatives for prescription products.

GSK Alliance

We have a strategic partnership with GlaxoSmithKline plc (“GSK”) to develop and market select products across emerging markets outside India. The products are manufactured by us, and licensed and supplied to GSK in markets such as Latin America, Africa, the Middle East and Asia Pacific, excluding India.

Collaboration agreement with Merck Serono

On June 30, 2012, we entered into a partnership agreement with Merck Serono, a division of Merck KGaA, Darmstadt, Germany, to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies (MAbs). The partnership covers co-development, manufacturing and commercialization of the compounds included in the agreement. The partnership with Merck Serono expands on our presence in the bio-similar space in select emerging market countries and enables our entry in the bio-similar space into the regulated markets of the United States and Europe.

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

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting active pharmaceutical ingredients (“API”) into finished dosages. As of March 31, 2015, we had thirteen manufacturing facilities within this segment. Eleven of these facilities are located in India and two are located in the United States (Shreveport, Louisiana; and Bristol, Tennessee). In addition, we also have one packaging facility in the United Kingdom. All of the facilities are designed in accordance with and are compliant with current Good Manufacturing Practice (“cGMP”) requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. All of our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located.

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

The logistics services for storage and distribution in the United States, Germany, Venezuela and Russia are outsourced to a third party service provider.

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

Changes in OctoPlus N.V. operations

In the year ended March 31, 2013, we acquired Netherlands-based specialty pharmaceutical company OctoPlus N.V. (“OctoPlus”). OctoPlus has developed significant in-house expertise in the development and creation of micro-spheres and liposomes using certain polymer based technologies that enhance and enable controlled-release of the subject API into the human body. OctoPlus is well-known in the market for formulating complex injectables using polylactic-co-glycolic acid (“PLGA”) technology, which requires significant expertise and experience. In addition, OctoPlus also uses its own patented PolyActive™ technology in specific project based injectables.

OctoPlus was previously engaged in our internal drug development projects as well as providing pharmaceutical development services to external customers. During the year ended March 31, 2015, we decided to significantly increase the utilization of OctoPlus’ technical know-how and its time and effort on internal drug development projects, and to scale-down its external pharmaceutical development services.

Pharmaceutical Services and Active Ingredients (“PSAI”) segment

Our Pharmaceutical Services and Active Ingredients (“PSAI”) segment includes our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption, such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes our contract research services business and our manufacture and sale of steroids in accordance with specific customer requirements.

Our PSAI segment’s revenues for the year ended March 31, 2015 were Rs.25,456 million, an increase of 6% as compared to the year ended March 31, 2014. Our PSAI segment accounted for 17% of our total revenues for the year ended March 31, 2015.

During the year ended March 31, 2015, we filed 77 Drug Master Files (“DMFs”) worldwide, of which 12 were filed in the United States, 16 were filed in Europe and 49 were filed in other countries. Cumulatively, our total DMFs filed worldwide as of March 31, 2015 were 735, including 219 DMFs filed in the United States.

We produce and market more than 100 different APIs for numerous markets. Our PSAI segment’s API business is operated independently from our Global Generics segment and, in addition to supplying API to our Global Generics segment, our PSAI segment sells API to third parties for use in manufacturing generic products, subject to any patent rights of other third parties. We export API to more than 80 countries, and our principal overseas markets in this business segment include North America (the United States and Canada) and Europe. Our PSAI segment’s API business also manufactures and supplies the API requirements of our pharmaceutical services business. The research and development group within our API business contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and intermediates), providing research intended to reduce the cost of production of our products and developing new products.

The pharmaceutical services (contract research and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in process chemistry to serve the niche segment of Innovator pharmaceutical and fine chemicals industry. Over the years, our business strategy in this area has evolved to focus on the marketing of process development and manufacturing services. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to take their innovations to the market speedily and more efficiently. The focus is to leverage our skills in process development, analytical development, formulation development and Current Good Manufacturing Practice (“cGMP”) to serve various needs of innovator pharmaceutical companies. We have positioned our PSAI segment’s Custom Pharmaceutical Services business to be the partner of choice for large and emerging innovator companies across the globe, with service offerings spanning the entire value chain of pharmaceutical services.

Sales, Marketing and Distribution

Developed Markets. Our PSAI segment’s principal overseas markets are the United States and Europe. Our PSAI segment’s sales to these markets were Rs.15,112 million for the year ended March 31, 2015, and accounted for 59% of our PSAI segment’s revenues for the year ended March 31, 2015. In the United States and Europe, the patent protection for a large number of high value branded pharmaceutical products expired in years ended March 31, 2011, 2012 and 2013 and this opened the market to generic products that sourced their API from our PSAI segment. However, during the years ended March 31, 2014 and 2015, such expirations were much less frequent, which resulted in a decrease in new opportunities in these markets for the customers of our PSAI segment. We market our products through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.

Other Key Markets. India is an important market for our PSAI segment, with total sales of Rs.3,288 million, and it accounted for 13% of the PSAI segment’s revenues in the year ended March 31, 2015. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports in several products.

Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) were Rs.7,056 million for the year ended March 31, 2015 and accounted for 28% of our PSAI segment’s revenues for the year. Our PSAI segment’s other key markets include Brazil, Mexico, South Korea and Japan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements.

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

Going forward, we expect our PSAI segment to show growth on account of our investments in newer technologies and platforms. We are also pursuing a partnership model to enable our customers to reach more markets faster and efficiently by leveraging our cost leadership and presence across the globe.

PSAI Manufacturing and Raw Materials

The infrastructure for our PSAI segment consists of eight U.S. FDA-inspected plants (six of which are in India, one of which is in Mexico, and one of which is in Mirfield, United Kingdom) and three technology development centers (two of which are in Hyderabad, India and one of which is in Cambridge, United Kingdom). In addition, we have also set up a new manufacturing facility which is part of a Special Economic Zone located in Devunipalavalasa, Srikakulam, Andhra Pradesh, India.

India. All of the facilities in India are located in the states of Andhra Pradesh and Telangana. We have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. We also source several APIs from third party suppliers for resale. During the year ended March 31, 2015, approximately 7% of our total API revenues resulted from sales of API procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.

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

The Dowpharma Small Molecules business, which we acquired from The Dow Chemical Company in April 2008, continues to offer niche capabilities, such as biocatalysis, chemocatalysis and hydroformulation, to provide cost effective solutions for chiral molecules. The non-exclusive license to Dow’s Pfēnex Expression TechnologyTM for biocatalysis development, also acquired as part of the acquisition, continues to offer us opportunities to provide technology leveraged manufacturing services to innovators, including major global pharmaceutical companies.

For our contract research services, we have well-resourced synthetic organic chemistry laboratories, analytical laboratories and kilo laboratories at our technology development centers at Miyapur and Jeedimetla in Hyderabad, India. Our chemists and engineers understand cGMP manufacturing and regulatory requirements for synthesis, manufacture and formulation of a NCE from the pre-clinical stage to commercialization. To complete the full value chain in development services, we also provide formulation development services. We have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. Larger quantities of APIs are sourced from API plants in India and Mexico.

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

With respect to our custom pharmaceuticals business, we believe that contract manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and a low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited, Jubilant Organosys Limited and Nicholas Piramal India Limited. Key competitors from outside India include Lonza Group, Koninklijke DSM N.V., Albany Molecular Research, Inc., Patheon, Inc. and Cardinal Health, Inc. We distinguish ourselves from our key competitors by offering a wider range of cost effective services spanning the entire pharmaceutical value chain. Growth in contract manufacturing is likely to be driven by increasing outsourcing of late-stage and off-patent molecules by large pharmaceutical companies to compete with generics. We expect India to emerge as an alliance and outsourcing destination of choice for global pharmaceutical companies.

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

Proprietary Products Segment

Our Proprietary Products segment consists of our differentiated formulations business, our new chemical entities (“NCEs”) business, and our dermatology focused specialty business operated through Promius™ Pharma.

We continue to leverage our semi-virtual research and development model to expand our portfolio of drug discovery, differentiated and specialty formulations programs. Our research and development efforts primarily focus on repurposing or improving the clinical properties of known, well-characterized API in these areas. We achieve this by efficiently collaborating with different biotechnology companies and service providers, and tapping their expertise in the different areas of our drug development process. We continue to progress towards building a diversified portfolio with a sustainable mix of proprietary, branded differentiated formulations generated through research and development, with significantly reduced fixed costs.

In our Proprietary Products segment, our business model focuses on building a pipeline in therapeutic areas of dermatology and neurology.

Our research and development efforts have a unique “medicines-to-molecules” approach to product development. In this approach, we leverage in an integrated manner the disciplines of biology, chemistry, drug delivery, clinical development, regulatory and commercial positioning to construct differentiated formulations and NCEs.

We follow a hybrid research and development model, both in-house and virtual (i.e., operations are outsourced, subject to our supervision of strategic and project management functions), with the following core principles:

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

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2015, we employed a total of 152 scientists, including 30 scientists who held Ph.D. degrees, across all of this segment’s locations. We pursue an integrated research strategy through a mix of translational, formulation and analytical research at our laboratories. Our research strategy focuses on discovery of new molecular targets, designing of screening assays to screen promising molecules and developing novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.

While we continue to seek licensing and development opportunities with third parties to further develop our product pipeline, we also conduct clinical development of some candidate drugs ourselves, which will enable us to derive higher value for our products. Our goal is to balance internal development of our own product candidates with in-licensing of promising compounds that complement our strengths. We also pursue licensing and joint development of some of our lead compounds with companies looking to implement their own product portfolio.

Pipeline Status

As of March 31, 2015, we had 18 active products in our Proprietary Products development pipeline in various stages of development. We have filed 3 NDAs for products from this pipeline, two in March 2015 and one in April 2015, all under section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act.

The details of our active products which are in Phase III or for which an NDA has been filed from our Proprietary Products segments as of March 31, 2015 are as follows:

Compound	DFN-02 (previously DFP-02)	DFD-01	DFD-06
Therapeutic Area	Migraine	Psoriasis	Psoriasis

Indication	For treatment of migraines, with or without aura.	For treatment of moderate plaque psoriasis.	For treatment of moderate psoriasis affecting up to 20% of the body surface area in patients 18 years of age or older.

Significant developments during the period	Pivotal bioequivalence studies were completed. Patient safety study initiated.	Phase III studies have been completed and U.S. NDA application has been filed in April 2015.	Non clinical activities are in progress, Phase II studies have been completed and Phase III studies have been initiated. Registration batches have been made.

Significant patents associated with the compound

Patents (including those granted to the development partner) expiring in: U.S. – 2026; Australia and New Zealand – 2029, and South Africa – 2030. Patent applications are pending in certain other countries.

		No patents granted. Patent applications are pending in certain countries.	No patents granted.

Current status/ expected NDA filing*	Phase III / 2018	U.S. NDA submitted.	Phase III / 2016

[Continued to next table, first column repeated]

Compound	DFN-11	DFD-09
Therapeutic Area	Migraine	Dermatology

Indication	Acute treatment of Migraine with or without aura in adults.	Treatment of only inflammatory lesions (papules and pustules) of rosacea in adult patients.

Significant developments during the period	Successful completion of three bioequivalence studies.	Successful completion of bioequivalence studies.

Significant patents associated with the compound	None.	Patent applications are filed in India.

Current status/expected NDA filing*	U.S. NDA submitted.	U.S. NDA submitted.

*

The timelines for expected filing may change due to various factors, including outcome of Phase III studies, completion of Integrated Summary of Safety/Integrated Summary of Effectiveness (“ISS/ISE”), outcome of stability data and internal reprioritization of portfolio.

Patents. Our Proprietary Products segment had the following patents filed and issued as of March 31, 2015:

Category	USPTO(1) (# Filed)	USPTO(1) (# Granted)	PCT(2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	43	23	35	24	3
Anti-ulcerant	1	1	—	1	—
Miscellaneous	11	3	3	26	8
Differentiated formulations	16	1	13	12	—

TOTAL	182	63	137	247	75

(1)	“USPTO” means the United States Patent and Trademark Office.
(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

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

Promius Pharma

Promius Pharma is our subsidiary in Princeton, New Jersey in the United States focusing on our U.S. Specialty Business, which is engaged in the development and sales of branded specialty products in the therapeutic areas of dermatology and neurology.

Promius Pharma has a portfolio of in-licensed patented dermatology products. It also has an internal pipeline of dermatology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, acne and steroid responsive dermatoses. It has commercialized five products: EpiCeram®, which is a skin barrier emulsion for the treatment of atopic dermatitis; Scytera™, which is foam for the treatment of psoriasis; Promiseb™, which is a cream for the treatment for seborrheic dermatitis; Cloderm® (clocortolone pivalate 0.1%), which is a cream used for treating dermatological inflammation; and Trianex®, which is a cream for the treatment of the inflammatory and pruritic manifestations of corticosteroid responsive dermatoses.

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

Seasonality

Certain parts of our business are affected by seasonality, primarily the India and Russia geographies in the Global Generics segment. The seasonal impact of these particular businesses may affect a quarterly comparison within any fiscal year. However, there is generally no significant seasonality impact on a year to year basis.

4.C. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. We had the following subsidiary companies where our direct and indirect ownership was more than 50% as of March 31, 2015:

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%(3)
Aurigene Discovery Technologies Inc.	U.S.A.	100%(3)
Aurigene Discovery Technologies Limited	India	100%
beta Institut gemeinnützige GmbH	Germany	100%(8)
betapharm Arzneimittel GmbH	Germany	100%(8)
Cheminor Investments Limited	India	100%
Chienna B.V.	Netherlands	100%(14)
Chirotech Technology Limited	United Kingdom	100%(5)
DRANU LLC	U.S.A.	50%(16)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100%(10)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100%(10)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%(10)
Dr. Reddy’s Laboratories Inc.	U.S.A.	100%(10)
Dr. Reddy’s Laboratories International SA	Switzerland	100%(10)
Dr. Reddy’s Laboratories, LLC	Ukraine	100%(10)
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100%(6)
Dr. Reddy’s Laboratories New York, Inc.	U.S.A.	100%(10)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100%(10)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories SAS (from November 4, 2014)	Colombia	100%(10)
Dr. Reddy’s Laboratories Tennessee, LLC	U.S.A.	100%(6)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100%(5)
Dr. Reddy’s New Zealand Limited.	New Zealand	100%(10)
Dr. Reddy’s Pharma SEZ Limited	India	100%
Dr. Reddy’s Singapore PTE Limited	Singapore	100%(10)
Dr. Reddy’s Srl	Italy	100%(11)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100%(10)
DRL Impex Limited	India	100%
Eurobridge Consulting B.V.	Netherlands	100%(1)
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Idea2Enterprises (India) Pvt. Limited	India	100%
I-Ven Pharma Capital Limited (until November 20, 2014)	India	100%(12)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33%(4)
Lacock Holdings Limited	Cyprus	100%(10)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%(10)
OOO DRS LLC	Russia	100%(9)
OctoPlus B.V. (formerly OctoPlus N.V.)	Netherlands	100%(13)
OctoPlus Development B.V.	Netherlands	100%(14)
OctoPlus Sciences B.V.	Netherlands	100%(14)
OctoPlus PolyActive Sciences B.V.	Netherlands	100%(15)
OctoPlus Technologies B.V.	Netherlands	100%(14)
OctoShare B.V.	Netherlands	100%(14)

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Promius Pharma LLC	U.S.A.	100%(6)
Reddy Antilles N.V.	Netherlands	100%
Reddy Specialities GmbH	Germany	100%(8)
Reddy Cheminor S.A.	France	100%(2)
Reddy Holding GmbH	Germany	100%(10)
Reddy Netherlands B.V.	Netherlands	100%(10)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia S.p.A.	Italy	100%(7)

(1)	Indirectly owned through Reddy Antilles N.V.
(2)	Subsidiary under liquidation.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)

Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary, as we hold a 51.33% stake. However, we account for this investment by the equity method and do not consolidate it in our financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.
(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through Eurobridge Consulting B.V.
(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia S.p.A.
(12)	Indirectly owned through DRL Impex Limited. This company was liquidated effective November 20, 2014.
(13)	Indirectly owned through Reddy Netherlands B.V.
(14)	Indirectly owned through OctoPlus B.V. (formerly OctoPlus N.V.)
(15)	Indirectly owned through OctoPlus Sciences B.V.
(16)	DRANU LLC is consolidated in accordance with guidance available in IFRS 10.

4.D. Property, plant and equipment

The following table sets forth current information relating to our principal facilities:

Sl. No.	Location	Approximate Area (Square feet)	Built up Area (Square feet)	Certifications	Installed Capacity	Actual Production
	Within India
1	API Hyderabad Plant 1, Telangana, India(21)	734,013	405,920	U.S. FDA and EUGMP	4,723(8)(11)	3,214(8)(11)
2	API Hyderabad Plant 2, Telangana, India(21)	725,274	400,981	U.S. FDA and EUGMP	See above(11)	See above(11)
3	API Hyderabad Plant 3, Telangana, India(21)	715,610	217,515	U.S. FDA and EUGMP	See above(11)	See above(11)
4	API Hyderabad Plant 4, Telangana, India(21)	228,033	141,035	U.S. FDA and EUGMP	See above(11)	See above(11)
5	API Nalgonda Plant, Telangana, India(21)	3,402,907	609,025	U.S. FDA and EUGMP	See above(11)	See above(11)
6	API Srikakulam Plant, Andhra Pradesh, India(21)	4,047,595	1,528,075	U.S. FDA and EUGMP	See above(11)	See above(11)
7	API Srikakulam Plant (SEZ), Andhra Pradesh, India(22)	11,001,863	414,351	—	N/A	N/A
8	Technology Development Centre Hyderabad 1, Telangana, India(23)	113,256	96,445	ISO 27001: 2005 Information Security Management System	N/A	N/A
9	Technology Development Centre Hyderabad 2, Telangana, India(23)	68,825	23,538	ISO 27001: 2005 Information Security Management System	N/A	N/A
10	Formulations Hyderabad Plant 1, Telangana, India(22)	217,729	195,348	(2)	8,221(6)(13)(15)	4,831 (6)(13)
11	Formulations Hyderabad Plant 2, Telangana, India(22)	3,202,862	987,765	(3)	See above(13)	See above(13)
12	Formulations Yanam Plant, Pondicherry, India(22)	457,000	63,738	—	See above(13)	See above(13)
13	Formulations Baddi Plant 1, Himachal Pradesh, India(22)	728,234	304,185	(19)	See above(13)	See above(13)
14	Formulations Baddi Plant 2, Himachal Pradesh, India(22)	381,342	205,204	—	See above(13)	See above(13)
15	Biologics Hyderabad, Telangana, India(22)	789,727	213,002	(2)	125,122(9)(14)	31,856(9)
16	Formulations Hyderabad Plant 3, Telangana, India(22)	1,539,098	906,030	(4)	11,600(6)(10)	5,897(6)
17	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India(17)(22)	878,054	255,247	U.S. FDA	800(6)	N/A
18	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India(17)(22)	328,912	103,964	—	N/A	N/A
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India(22)	581,880	163,552	U.S. FDA and BfARM, Germany	127(6)(7)	11(6)
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India(22)	528,529	133,424	—	N/A	N/A
21	ADTL Hyderabad, Telangana, India(7)	187,308	114,512	—	N/A	N/A
22	ADTL Bengaluru, Karnataka, India(7)	718,455	266,408	—	N/A	N/A
	Outside India
23	API Cuernavaca Plant, Mexico(23)	2,361,840	689,719	(1)	3,500(8)	2,041(8)
24	API Mirfield Plant, United Kingdom(23)	1,785,960	653,400	(20)	(12)	(12)
25	API Middleburgh Plant, New York, United States(5)(22)	292,000	26,000	—	50-100(16)	N/A
26	Technology Development Centre, Cambridge, United Kingdom(5)(23)	32,966	32,966	—	N/A	N/A
27	Technology Development Centre, OctoPlus N.V., Leiden, the Netherlands(5)(21)	56,500	18,700	EUGMP	2(7)(8)	0.07(7)(8)
28	Formulations Beverley Plant, East Yorkshire, United Kingdom(22)	81,000	32,500	U.K. MHRA cGMP	700(6)(14)(15)	400(6)(15)
29	Formulations Shreveport Plant, Louisiana, United States(22)	1,817,123	335,000	U.S. FDA	5,875(6)(10)	3,291(6)
30	Formulations Bristol Plant, TN, United States(22)	1,742,400	390,000	U.S. FDA	2,460(6)(10)	193(6)

(1)

U.S. FDA; European Directorate for the Quality of Medicines & HealthCare (“EDQM”); Ministry of Health, Labour and Welfare, Japan; Secretaría de Salud, Mexico; Ministry of Health, Romania; Korean Ministry of Food and Drug Safety and Health Canada.

(2)	National Medicines Agency, Romania; Ministry of Health, Ukraine; National Center of Drugs, Medical Products and Medical Equipment Examination, Kazakhstan; World Health Organization, cGMP.
(3)

Medicine Control Council, Republic of South Africa; The State Company for Marketing Drugs and Medical Appliances, Ministry of Health, Iraq; Ministry of Health, Muscat; Ministry of Health, State of Bahrain; Ministry of Health, Kuwait; National Medicines Agency, Romania; Ministry of Health, Ukraine; World Health Organization, cGMP; Medicines and Health Care Products Regulatory Agencies (“MHRA”), U.K., British Retail Consortium; BfARM, Germany; National Center of Drugs, Medical Products and Medical Equipment Examination, Kazakhstan.

(4)

U.S. FDA; Medicines and Healthcare Products Regulatory Agency, U.K.; Medicines Control Council, South Africa; ANVISA, Brazil; Environmental Management System ISO 14001; Occupational Health and Safety Management System – OHSAS 18001; Quality Management System-ISO 9001:2000; BfARM, Germany; China Food and Drug Administration, China; Turkish Drug and Medical Institution, Turkey; Therapeutic Goods Administration, Australia; Ministry of Healthcare, Ukraine; National Center of Drugs, Medical Products and Medical Equipment Examination, Kazakhstan and WHO.

(5)	Leased facilities.
(6)	Million units.
(7)	On a single shift basis.
(8)	Tons.
(9)	Grams.
(10)	Three shift basis
(11)	Represents the aggregate capacity and production for the facilities serially numbered from 1 to 6 in this table.
(12)	Capacity and production at this facility is not separately tracked.
(13)	Represents the aggregate capacity and production for the facilities serially numbered from 10 to 14 in this table.
(14)	Installed capacity is variable and subject to changes in product mix, and utilization of manufacturing facilities given the nature of production.
(15)	On a two shift basis.
(16)	Kilograms.
(17)	This facility is part of our PSAI segment’s Special Economic Zone (“SEZ”) in Devunipalavalasa, Srikakulam, Andhra Pradesh, India.
(18)	Includes facilities of our Integrated Product Development Organization (“IPDO”), Leadership Academy and Global Distribution Centre located at our Bachupally Campus in Hyderabad, Telangana, India.
(19)	WHO-GMP, National Center of Drugs, Medical Products and Medical Equipment Examination, Kazakhstan, Ministry of Healthcare, Ukraine.
(20)	ISO 9001:2008, MHRA (UK), U.S. FDA and Korean FDA (Travapost).
(21)	This facility is used by our Global Generics and PSAI segments.
(22)	This facility is used by our Global Generics segment.
(23)	This facility is used by our PSAI segment.

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

Global Generics

During the year ended March 31, 2015, we obtained approvals from the U.S. FDA for products to be manufactured from a recently commissioned oral solid dosage form facility in a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. The new plant is intended for the manufacture of new molecules, and certain high volume products of our Global Generics segment.

During the year ended March 31, 2014, we set up a new manufacturing facility in a Special Economic Zone in Duvvada, Visakhapatnam, Andhra Pradesh, India for the manufacture of parenteral (injectable form) products. This will help us meet the demand for such products in some of our key markets, including the United States.

During the year ended March 31, 2013, we expanded our biosimilars facility in Hyderabad, Telangana, India to meet growing demand in emerging markets.

Pharmaceutical Services and Active Ingredients

During the year ended March 31, 2013, we set up a new manufacturing facility in a Special Economic Zone located in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. We have begun filing some of our new DMFs from this location and we expect to file some more during the year ending March 31, 2016. This plant is adjacent to an existing plant, in a newly acquired area of approximately 250 acres under a Pharmaceutical-Sector specific Special Economic Zone for fiscal benefits. This location also houses our Global Generics segment’s recently commissioned oral solid dosage form facility. The formal governmental approval for designating the property as a Special Economic Zone has been obtained.

Material plans to construct, expand and improve facilities

As of March 31, 2015, we had capital work-in-progress and capital commitments of Rs.6,119 million and Rs.4,173 million, respectively, for expansion of our manufacturing and research facilities, primarily relating to facilities located in India and the United States. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and other investments. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2016 and March 31, 2017.

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

The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by reportable segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

Our reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of our business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of our biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes our contract research services business and our manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of our Differentiated Formulations business, our New Chemical Entities (“NCEs”) business, and our dermatology focused specialty business operated through Promius™ Pharma.

Others. This includes the operations of our wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through Investigational New Drug (“IND”) filing.

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

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as below:

•	Assessment of functional currency;

•	Financial instruments;

•	Business combinations;

•	Useful lives of property, plant and equipment and intangible assets;

•	Valuation of inventories;

•	Measurement of recoverable amounts of cash-generating units;

•	Assets and obligations relating to employee benefits;

•	Provisions;

•	Sales returns, rebates and chargeback provisions;

•	Evaluation of recoverability of deferred tax assets; and

•	Contingencies.

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

Revenue from sales of generic products in India is recognized upon delivery of products to distributors by our clearing and forwarding agents. Significant risks and rewards in respect of ownership of generic products are transferred by us when the goods are delivered to distributors from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them. Revenue from sales of active pharmaceutical ingredients and intermediates in India is recognized on delivery of products to customers (generally formulation manufacturers) from our factories. Revenue from export sales and other sales outside of India is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which occurs upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

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

Revenue in an amount equal to the base purchase price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available. Otherwise, recognition is deferred to a subsequent period pending satisfaction of such collectability and measurability requirements. In measuring the amount of profit share revenue to be recognized for each period, we use all available information and evidence, including any confirmations from the business partner of the profit share amount owed to us, to the extent made available before the date our Board of Directors authorizes the issuance of our financial statements for the applicable period.

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

Provision for chargeback, rebates, sales returns and discounts

In our U.S. Generics business, our gross revenues are significantly reduced by chargebacks, rebates, sales returns, discounts, shelf stock adjustments, Medicaid payments and similar “gross-to-net” adjustments. Each of such adjustments are discussed in detail below.

•

Chargebacks: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our book closure process, a chargeback validation is performed in which we track and reconcile the volume of inventory sold for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 90% of the total value of chargebacks outstanding at every reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

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

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 71% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2015. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

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

b)

Unit pricing rate—At any point in time, inventory volumes on which we carry our chargeback accrual represents up to 1.5 months of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2014, 2013 and 2012, respectively, and ended March 31, 2015, 2014 and 2013, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). We note that the impact on net sales on account of such price variation was negligible.

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

A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2013, 2014 and 2015, respectively:

Particulars	Chargebacks	Rebates	Medicaid	Sales Returns
	(All values in U.S. $millions)
Beginning Balance: April 1, 2012	124	60	7	14
Current provisions relating to sales in current year	1,162	246	14	19
Provisions and adjustments relating to sales in prior years	*	1	1	—
Credits and payments**	(1,119)	(194)	(10)	(13)

Ending Balance: March 31, 2013	167	113	12	20

Beginning Balance: April 1, 2013	167	113	12	20
Current provisions relating to sales in current year	1,029	355	17	24
Provisions and adjustments relating to sales in prior years	*	2	0	—
Credits and payments**	(1,070)	(340)	(14)	(16)

Ending Balance: March 31, 2014	126	130	15	28

Beginning Balance: April 1, 2014	126	130	15	28
Current provisions relating to sales in current year(1)	1,939	635	24	32
Provisions and adjustments relating to sales in prior years	*	—	0	—
Credits and payments**	(1,871)	(543)	(22)	(20)

Ending Balance: March 31, 2015	194	222	17	40

*

Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent up to 1.5 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, we do not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or sales returns.
(1)

Chargebacks and rebates provisions for the year ended March 31, 2015 and payments for the year ended March 31, 2015 were each higher as compared to the year ended March 31, 2014, primarily as a result of customer consolidation (such as the Walgreens Boots Alliance Development, the Red Oak Sourcing joint venture between CVS and Cardinal Health, and the McKesson expanded distribution agreements with Rite Aid and Omnicare). Such customer consolidation has led to an increase in the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain, as well as an increase in rebates offered to retail customers.

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

Our overall provision for sales returns as at March 31, 2015 was Rs.3,905 million, as compared to a provision of Rs.2,504 million as at March 31, 2014. This increase in our provision was primarily attributable to a higher allowance for returns provision created for the year ended March 31, 2015 due to higher sales recorded for the year ended March 31, 2015 and higher anticipated sales returns, based on our historical experience and recent trends in actual sales returns, in the markets in which we operate. For further information regarding our sales return provisions, refer to Note 20 to our consolidated financial statements.

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

Derivative financial instruments

We are exposed to exchange rate risks which arise from our foreign exchange revenues, expenses and borrowings primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Venezuelan bolivars and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

We use derivative financial instruments, including foreign exchange forward contracts, option contracts and currency swap contracts, to mitigate our risk of changes in foreign currency exchange rates and interest rates. We also use non-derivative financial instruments as part of our foreign currency exposure risk mitigation strategy.

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

In respect of all non-Indian subsidiaries that operate as marketing arms of our parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of our parent company (i.e., the Indian rupee). The operations of these subsidiaries are largely restricted to the import of finished goods from our parent company in India, sale of these products in the foreign country and making of import payments to our parent company. The cash flows realized from sale of goods are available for making import payments to our parent company and cash is paid to our parent company on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from our parent company. The financing of these subsidiaries is done directly or indirectly by our parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

Foreign currency transactions and foreign operations

Transactions in foreign currencies are translated to the respective functional currencies of entities within our company group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date. In such circumstances, we consider all the relevant facts and circumstances in determining the most appropriate rate to use for the purpose of translation, including practical difficulties, uncertainties or delays associated with applying a foreign currency at a particular rate.

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

Business combinations

We use the acquisition method of accounting to account for any business combination that occurred on or after April 1, 2009. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. It is not clear in all circumstances whether the acquired set of activities and assets constitutes a business or not. In such situations, we use our judgment and take into consideration various factors such as the industry, the structure of the entity’s operations and the stage of development, in determining whether the acquired set of activities and assets constitutes a business. Further, determining whether a particular set of assets and activities is a business is based on whether the integrated set is capable of being conducted and managed as a business by a market participant. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect, those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive.

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

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to us and its cost can be measured reliably. The costs of repairs and maintenance are recognized in the consolidated income statement as incurred.

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

Leasehold improvements are depreciated over period of the lease agreement or the useful life, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each reporting date. The estimated useful lives are as follows:

Buildings
– Factory and administrative buildings	20 – 50 years
– Ancillary structures	3 – 15 years
Plant and equipment	3 – 15 years
Furniture, fixtures and office equipment	4 – 10 years
Vehicles	4 – 5 years
Computer equipment	3 – 5 years

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

Our internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. However, where the recognition criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2015, no internal drug development expenditure amounts have met the recognition criteria. The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

In conducting our research and development activities related to new chemical entities (“NCEs”), we seek to optimize our expenditures and to limit our risk exposures. Most of our current research and development projects related to NCEs are at an early discovery/development phase. These early development stage exploratory projects are numerous and are characterized by uncertainty with respect to timing and cost of completion. At such time as a research and development project related to NCE progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:

a)	it is expected to account for more than 10% of our total research and development costs; and

b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.

Historically, none of our development projects related to NCEs have met the significance thresholds listed above.

A substantial portion of our current research and development activities relates to the development of bio-equivalent products, which do not require full scale clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2015 were Rs.17,449 million, which was approximately 12% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2015, 2014 and 2013 represented approximately 60%, 62%, and 60%, respectively, of our total research and development expenditures.

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

Acquired research and development intangible assets, which are under development and have accordingly not yet obtained marketing approval, are recognized as In-Process Research and Development (“IPR&D”) assets. IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated income statement under “Research and Development expenses”.

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

Amortization

Amortization is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of intangible assets or on any other basis that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. Intangible assets that are not available for use are amortized from the date they are available for use. In determining the useful life we consider the following factors:

-	technical, technological, commercial or other types of obsolescence;

-	expected actions by competitors or potential competitors;

-	typical product life cycles for the asset and public information on estimates of useful lives of similar assets that are used in a similar way; and

-	the period of control over the asset and legal or similar limits on the use of the asset.

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

All impairment losses are recognized in the consolidated income statement. When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in other comprehensive income is transferred to the statement of income. An impairment loss may be reversed in subsequent periods if the indicators for the impairment no longer exist. Such reversals are recognized in other comprehensive income.

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

In the circumstances where the asset specific discount rate is not directly available from the market, we use surrogates to estimate the discount rate. For this purpose, we take into consideration the following rates:

-	the weighted average cost of capital determined using techniques such as the Capital Asset Pricing Model;

-	our incremental borrowing rate; and

-	other market borrowing rates.

However, these rates are adjusted:

-	to reflect the way that the market would assess the specific risks associated with the asset’s estimated cash flows; and

-	to exclude the risks that are not relevant to the asset’s estimated cash flows or for which the estimated cash flows have been adjusted.

Consideration is given to risks such as country risk, currency risk and price risk.

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

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss for an asset other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss for an asset other than goodwill is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

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

The factors that we consider in determining the allowance for slow moving, obsolete and other non-saleable inventory includes estimated shelf life, planned product discontinuances, price changes, aging of inventory and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all of these factors and adjust the inventory provision to reflect our actual experience on a periodic basis.

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

Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In such circumstances, we disclose information with respect to the nature and facts of the case.

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

Recent Accounting Pronouncements

Refer to Note 3(s) to our consolidated financial statements.

5.A. Operating results

Income Statement Data

	For the Year Ended March 31,
	2015		2015	2014	2013
	(Rs. in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	2,378	Rs.148,189	Rs.132,170	Rs.116,266
Cost of revenues		1,008	62,786	56,369	55,687
Gross profit		1,371	85,403	75,801	60,579
Selling, general and administrative expenses		683	42,585	38,783	34,272
Research and development expenses		280	17,449	12,402	7,674
Other (income)/expense, net		(15)	(917)	(1,416)	(2,479)
Results from operating activities		422	26,286	26,032	21,112
Finance (expense)/income, net		27	1,682	400	460
Share of profit of equity accounted investees, net of tax		3	195	174	104
Profit/(loss) before tax		452	28,163	26,606	21,676
Tax expense		(96)	(5,984)	(5,094)	(4,900)
Profit/(loss) for the year		356	22,179	21,512	16,776

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales For the year ended March 31,			Percentage Increase/ (Decrease)
	2015	2014	2013	2014 to 2015	2013 to 2014
Revenues	100.0%	100.0%	100.0%	12.1%	13.7%
Gross profit	57.6%	57.4%	52.1%	12.7%	25.1%
Selling, general, and administrative expenses	28.7%	29.3%	29.5%	9.8%	13.2%
Research and development expenses	11.8%	9.4%	6.6%	40.7%	61.6%
Other (income)/expense, net	(0.6%)	(1.1%)	(2.1%)	(35.3%)	(42.9%)
Results from operating activities	17.7%	19.8%	18.2%	1.0%	23.3%
Finance (expense)/income, net	1.1%	0.3%	0.4%	320.4%	(13.0%)
Share of profit of equity accounted investees, net of tax	0.1%	0.1%	0.1%	12.1%	67.3%
Profit before income taxes	19.0%	20.1%	18.6%	5.9%	22.7%
Tax expense	(4.0%)	(3.9%)	(4.2%)	17.5%	4.0%
Profit for the period	15.0%	16.3%	14.4%	3.1%	28.2%

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the year ended March 31,
	2015			2014			2013
	(Rs. in millions)
	Revenues		Revenues (Segment % of Total)	Revenues		Revenues (Segment % of Total)	Revenues		Revenues (Segment % of Total)
Global Generics	Rs.	120,556	81%	Rs.	105,164	80%	Rs.	82,563	71%
Pharmaceutical Services and Active Ingredients		25,456	17%		23,974	18%		30,702	26%
Proprietary Products		1,013	1%		1,778	1%		1,468	1%
Others		1,164	1%		1,254	1%		1,533	2%

Total	Rs.	148,189	100%	Rs.	132,170	100%	Rs.	116,266	100%

Fiscal Year Ended March 31, 2015 compared to Fiscal Year Ended March 31, 2014

Revenues

Our overall consolidated revenues were Rs.148,189 million for the year ended March 31, 2015, an increase of 12% as compared to Rs.132,170 million for the year ended March 31, 2014. Revenue growth for the year ended March 31, 2015 was largely driven by our Global Generics segment’s operations in the United States, India and our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union, and India), primarily Venezuela.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2015			2014			2013
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	120,556	81%	Rs.	105,164	80%	Rs.	82,563	71%
North America (the United States and Canada)		64,723	54%		55,303	53%		37,846	46%
Europe		7,193	6%		6,970	6%		7,716	9%
India		17,870	15%		15,713	15%		14,560	18%
Russia and other countries of the former Soviet Union		17,713	15%		19,819	19%		16,908	20%
Others		13,057	11%		7,359	7%		5,533	7%
Pharmaceutical Services and Active Ingredients	Rs.	25,456	17%	Rs.	23,974	18%	Rs.	30,702	26%
North America (the United States and Canada)		4,605	18%		3,820	16%		5,744	19%
Europe		10,507	41%		9,058	38%		12,007	39%
India		3,288	13%		3,787	16%		4,638	15%
Others		7,056	28%		7,309	30%		8,313	27%
Proprietary Products and Others	Rs.	2,177	2%	Rs.	3,032	2%	Rs.	3,001	3%

Total	Rs.	148,189	100%	Rs.	132,170	100%	Rs.	116,266	100%

*	This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

During the year ended March 31, 2015, the Indian rupee depreciated by approximately 1.1% against the U.S. dollar, while the Euro and the Russian rouble depreciated by approximately 4.5% and 22.3%, respectively, against the Indian rupee as compared to the year ended March 31, 2014. These changes in exchange rates reduced our reported revenues because of the decrease in Indian rupee realization from sales in Euros and Russian roubles. However, our lower realization for the Russian rouble was partially offset by net gains realized on cash flow hedges undertaken by us to hedge the foreign currency risk associated with highly probable forecasted sales transactions. Accordingly, on a net basis, our realizations of Russian rouble denominated revenues reported in Indian rupees were lower by 19% for the year ended March 31, 2015, as compared to our revenues for the year ended March 31, 2014 adjusted for gains on such cash flow hedges, on account of the depreciation of the Russian rouble.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.120,556 million for the year ended March 31, 2015, an increase of 15% as compared to Rs.105,164 million for the year ended March 31, 2014. The revenue growth was largely led by this segment’s operations in the United States, India and Venezuela.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 7% resulting from the introduction of new products during the year ended March 31, 2015;

•	a decrease of approximately 13% resulting from the net impact of decreases in sales prices of products; and

•	an increase of approximately 21% resulting from increased sales volumes of existing products (including the annualized impact of products launched during the year ended March 31, 2014).

The following is a discussion of the key markets in our Global Generics segment:

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.64,723 million for the year ended March 31, 2015, an increase of 17% as compared to the year ended March 31, 2014. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 15% for the year ended March 31, 2015 as compared to the year ended March 31, 2014.

This revenue growth was largely attributable to the following:

•	revenues from new products launched during the year ended March 31, 2015, such as valganciclovir, sirolimus and Habitrol®;

•	a gain in market share of certain of our existing products, such as divalproex sodium ER, azacitidine, decitabine, and ziprasidone; and

•	the foregoing was partially offset by lower realization from certain of our existing products due to price decreases.

The following table sets forth products that we launched in the United States during the year ended March 31, 2015:

Product	Innovator’s Brand	Innovator
eszopiclone	Lunesta®	Seprocor
fenofibrate capsules	Antara®	Ethypharm
paricalcitol	Zemplar®	Abbott
duloxetine delayed release capsules	Cymbalta®	Eli Lilly
levalbuterol hydrochloride	Xopenex®	Sunovion Pharmaceuticals
sirolimus	Rapamune®	Pfizer
docetaxel	Taxotere®	Sanofi
fexofenadine pseudophedrine HCL OTC	Allegra D12®	Sanofi
fluconazole	Diflucan®	Pfizer
valganciclovir	Valcyte®	Roche
isotretinoin 30 mg	Zenatane®	Roche

Furthermore, during the year ended March 31, 2015, we acquired from Novartis Consumer Health Inc. the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights, and we began marketing the product in the United States.

During the year ended March 31, 2015, we made 13 new ANDA filings, and as of March 31, 2015 our cumulative ANDA filings were 220. As of March 31, 2015, we had 68 ANDAs pending approval at the U.S. FDA, of which 43 are Paragraph IV filings, and we believe we are the first to file with respect to 13 of these filings.

India: Our revenues from India for the year ended March 31, 2015 were Rs.17,870 million, an increase of 14% as compared to the year ended March 31, 2014. This growth was largely attributable to the increase in sales volumes across our key brands and revenues from new brands launched during the year ended March 31, 2015. According to IMS Health in its Moving Annual Total report for the year ended March 31, 2015, our secondary sales in India grew by 13.1% during such period, as compared to the India pharmaceutical market’s growth of 12.1% during such period. During the year ended March 31, 2015, we launched 18 new brands in India such as DOXT-SLTM, Melgain®, XaliboTM , and Resof™ (sofosbuvir).

Furthermore, in April 2015, we entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives for a total purchase consideration of Rs.8,000 million. The purchased business was acquired on a slump sale basis (an Indian tax law concept which refers to the transfer of a business as a going concern without values being assigned to individual assets and liabilities). The transaction includes approximately 350 employees engaged in the operations of the acquired India business. The acquisition is expected to strengthen our presence in the areas of dermatology, respiratory and pediatric products. The acquired business had revenues of approximately Rs.1,500 million for the year ended December 31, 2014. The transaction was closed on June 16, 2015 and we began marketing of these products.

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) for the year ended March 31, 2015 were Rs.30,770 million, an increase of 13% as compared to the year ended March 31, 2014. The reasons for this growth are set forth below in the separate discussions of these geographies.

Russia: Our Global Generics segment’s revenues from Russia were Rs.14,922 million for the year ended March 31, 2015, a decrease of 9% as compared to the year ended March 31, 2014. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 13% for the year ended March 31, 2015 as compared to the year ended March 31, 2014. Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2015 were 36% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding initiatives.

According to IMS Health, as per its report for the year ended March 31, 2015, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the year ended March 31, 2015 was as follows:

	Year ended March 31, 2015
	Dr. Reddy’s		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	6.62%	-5.67%	12.29%	0.27%
Over-the-counter (OTC)	16.86%	7.28%	12.30%	-1.84%
Total (Rx + OTC)	10.10%	-2.66%	12.29%	-1.26%

As per the above referenced IMS Health report, our volume-based market shares in Russia for the years ended March 31, 2015 and 2014 were as follows:

	Year ended March 31,
	2015	2014
Prescription (Rx)	4.68%	4.97%
Over-the-counter (OTC)	0.63%	0.58%
Total (Rx + OTC)	1.77%	1.80%

Other countries of the former Soviet Union: Our revenues from other countries of the former Soviet Union for the year ended March 31, 2015 were Rs.2,791 million, a decrease of 20% over the year ended March 31, 2014. This decline was largely on account of a decrease in sales volumes in Ukraine, primarily on account of the geo-political situation in Ukraine coupled with depreciation of the Ukrainian hryvnia against the Indian rupee. During the year ended March 31, 2015, the Ukrainian hryvnia depreciated by approximately 41% as compared to the year ended March 31, 2014.

Rest of the World Markets: We refer to all markets of this segment other than North America, Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our revenues from our “Rest of the World” markets were Rs.13,057 million for the year ended March 31, 2015, an increase of 77% as compared to the year ended March 31, 2014. The growth was largely led by increased revenues in Venezuela attributable to new marketing initiatives for prescription products. Our sales in Venezuela were Rs.8,335 million for the year ended March 31, 2015.

Europe: Our Global Generics segment’s revenues from Europe were Rs.7,193 million for the year ended March 31, 2015, an increase of 3% as compared to the year ended March 31, 2014. This growth was led by revenues from new products launched during the year ended March 31, 2015.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the year ended March 31, 2015 were Rs.25,456 million, an increase of 6% as compared to the year ended March 31, 2014. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to:

•

increased sales of active pharmaceutical ingredients for the year ended March 31, 2015, primarily attributable to certain key products such as capecitabine and epoxide, partially offset by the net impact of changes in sales prices of existing products, all of which increased our PSAI segment’s revenues by approximately 5%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by approximately 1%.

During the year ended March 31, 2015, we filed 77 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of March 31, 2015 were 735, including 219 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.85,403 million for the year ended March 31, 2015, representing 57.6% of our total revenues for this period, as compared to Rs.75,801 million for the year ended March 31, 2014, representing 57.4% of our total revenues for such period.

The following table sets forth, for the periods indicated, our gross profit by segment:

	For the year ended March 31,
	2015		2014		2013
	(Rs. in millions)
	Gross Profit	Gross Profit (% of Segment Revenue)	Gross Profit	Gross Profit (% of Segment Revenue)	Gross Profit	Gross Profit (% of Segment Revenue)
Global Generics	Rs.78,553	65%	Rs.69,148	66%	Rs.48,721	59%
Pharmaceutical Services and Active Ingredients	5,709	22%	4,848	20%	9,970	32%
Proprietary Products	812	80%	1,606	90%	1,324	90%
Others	329	28%	199	16%	564	37%

Total	Rs.85,403	58%	Rs.75,801	57%	Rs.60,579	52%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 65.2% for the year ended March 31, 2015 from 65.8% for the year ended March 31, 2014. This decrease was largely attributable to the impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

The gross profits from our PSAI segment increased to 22.4% for the year ended March 31, 2015, from 20.2% for the year ended March 31, 2014. This increase was primarily due to an increase in sales of products with higher gross profit margins during the year ended March 31, 2015.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.42,585 million for the year ended March 31, 2015, an increase of 10% as compared to Rs.38,783 million for the year ended March 31, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 4%;

•

for the year ended March 31, 2015 we had recorded impairment losses of Rs.509 million, as compared to a reversal of impairment losses of Rs.497 million recorded for the year ended March 31, 2014, which resulted in an approximately 3% difference in selling, general and administrative expenses between the two periods; and

•	increased sales and marketing costs, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 28.7% for the year ended March 31, 2015 from 29.3% for the year ended March 31, 2014.

Research and development expenses

Our research and development expenses were Rs.17,449 million for the year ended March 31, 2015, an increase of 41% as compared to Rs.12,402 million for the year ended March 31, 2014. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds. Approximately 60% of our research and development expenses for the year ended March 31, 2015 were spent towards the development of bio-equivalent products and the other 40% was dedicated to innovative and bio-pharmaceutical research.

Furthermore, consequent to our decision to discontinue the further development of certain ‘In-Process Research and Development’ assets pertaining to our Proprietary Products segment, we recorded Rs.95 million as impairment loss for the year ended March 31, 2015 under research and development expenses.

Other (income)/expense, net

Our net other income was Rs.917 million for the year ended March 31, 2015, as compared to net other income of Rs.1,416 million for the year ended March 31, 2014. Our net other income for the year ended March 31, 2014 included Rs.415 million from the resolution of litigation associated with the sale of one of our generic products in North America.

Finance (expense)/income, net

Our net finance income was Rs.1,682 million for the year ended March 31, 2015, as compared to net finance income of Rs.400 million for the year ended March 31, 2014. The increase in net finance income was attributable to:

•

net foreign exchange gain of Rs.1,801 million (excluding the impact of Venezuela currency exchange loss described below) for the year ended March 31, 2015, as compared to net foreign exchange gain of Rs.372 million for the year ended March 31, 2014;

•

foreign exchange loss of Rs.843 million for the year ended March 31, 2015 on translation of certain monetary assets and liabilities of our Venezuelan subsidiary. Refer to Note 39 to our consolidated financial statements for further details;

•	net interest expense of Rs.31 million for the year ended March 31, 2015, as compared to net interest expense of Rs.189 million for the year ended March 31, 2014; and

•	profit on sale of investments of Rs.755 million for the year ended March 31, 2015, as compared to profit on sale of investments of Rs.213 million for the year ended March 31, 2014.

Profit before tax

As a result of the above, profit before income taxes was Rs.28,163 million for the year ended March 31, 2015, an increase of 6% as compared to Rs.26,606 million for the year ended March 31, 2014.

Tax expense

Our consolidated weighted average tax rate for the year ended March 31, 2015 was 21.2%, as compared to 19.1% for the year ended March 31, 2014. Income tax expense was Rs.5,984 million for the year ended March 31, 2015, as compared to income tax expense of Rs.5,094 million for the year ended March 31, 2014. The effective tax rate for the period ended March 31, 2014 was lower primarily as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad, India on a previously litigated tax matter relating to the deductibility of share-based payment expenses.

Profit for the period

As a result of the above, our net result was a net profit of Rs.22,179 million for the year ended March 31, 2015, as compared to a net profit of Rs.21,512 million for the year ended March 31, 2014.

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

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2014			2013			2012
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	105,164	80%	Rs.	82,563	71%	Rs.	70,243	72%
North America (the United States and Canada)		55,303	53%		37,846	46%		31,889	45%
Europe		6,970	6%		7,716	9%		8,259	12%
India		15,713	15%		14,560	18%		12,931	18%
Russia and other countries of the former Soviet Union		19,819	19%		16,908	20%		13,260	19%
Rest of the World		7,359	7%		5,533	7%		3,904	6%
Pharmaceutical Services and Active Ingredients	Rs.	23,974	18%	Rs.	30,702	26%	Rs.	23,812	25%
North America (the United States and Canada)		3,820	16%		5,744	19%		4,272	18%
Europe		9,058	38%		12,007	39%		8,424	35%
India		3,787	16%		4,638	15%		3,586	15%
Rest of the World		7,309	30%		8,313	27%		7,531	32%
Proprietary Products and Others	Rs.	3,032	2%	Rs.	3,001	3%	Rs.	2,682	3%

Total	Rs.	132,170	100%	Rs.	116,266	100%	Rs.	96,737	100%

*	This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

•

During the year ended March 31, 2014, the Indian rupee depreciated by approximately 10%, 14%, and 4% against the U.S. dollar, the Euro and the Russian rouble, respectively, as compared to the year ended March 31, 2013. This change in the exchange rates resulted in higher reported revenues because of the increase in Indian rupee realization from sales in U.S. dollars, Euros and Russian roubles. However, our higher realization for the U.S. dollar was partially offset by net losses incurred on cash flow hedges undertaken by us to hedge the foreign currency risk associated with highly probable forecasted sales transactions. Accordingly, on a net basis, our realizations of U.S. dollar denominated revenues reported in Indian rupees were higher by 15% for the year ended March 31, 2014, as compared to our revenues for the year ended March 31, 2013 adjusted for losses on such cash flow hedges, on account of depreciation of the Indian rupee.

•

Our provision for sales returns as at March 31, 2014 was Rs.2,504 million, as compared to a provision of Rs.1,904 million as at March 31, 2013. This increase in our provision was primarily due to higher sales recorded for the year ended March 31, 2014. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3(1) of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. For further information regarding our sales return provisions, see Notes 3(1) and 20 to our consolidated financial statements.

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

A significant portion of our Global Generics segment’s revenue growth in North America (the United States and Canada) for the year ended March 31, 2014 was on account of sales from launches of new products.

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

Despite the adverse impact of the aforesaid reduction in prices, growth was largely driven by an increase in sales volumes across our key brands, as well as revenues from 11 new products launched during the year ended March 31, 2014. According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2014, our sales value grew by 12.2% for the year ended March 31, 2014. In comparison, the Indian pharmaceutical market grew by 9.9% during such period.

Bio-similar products are one of the key contributors to our revenues from India, and represented approximately 7% of our revenues from India for the year ended March 31, 2014.

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

Russia: Our revenues from Russia for the year ended March 31, 2014 were Rs.16,333 million, an increase of 16% over the year ended March 31, 2013. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues grew by 11% in the year ended March 31, 2014 as compared to the year ended March 31, 2013. The growth was largely driven by an increase in sales across our key brands (such as Nise, Omez, Ketorol, Senade and Cetrine) as well as new product launches. According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2014, our sales value and volume growths for the year ended March 31, 2014 were 7.7% and 4.1%, respectively, as compared to the Russian pharmaceutical market value growth and volume decrease of 1.9% and 5.0%, respectively. During the same period, our volume market share increased from 1.64% to 1.80%, according to IMS Health. Our sales of OTC products have grown significantly, and accounted for 34% of the total sales made by us in Russia for the year ended March 31, 2014. We intend to further increase our OTC sales by various branding and other marketing initiatives. According to IMS Health, in the year ended March 31, 2014, we have improved our rank by five positions in the OTC segment as compared to the year ended March 31, 2013. As per IMS Health’s moving annual total report for the 12 months ended March 31, 2014, our OTC sales value and volume growths in Russia for the year ended March 31, 2014 were 18.8% and 16.8%, respectively, as compared to the Russian OTC pharmaceutical market value growth and volume decrease of 1.4% and 6.0%, respectively.

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

Rest of the World Markets: We refer to all markets of this segment other than North America, Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our revenues from our “Rest of the World” markets were Rs.7,359 million in the year ended March 31, 2014, an increase of 33% as compared to the year ended March 31, 2013. The growth was largely led by increased revenues resulting from higher prices and increased sales volumes from South Africa and Venezuela, and was partially offset by the impact of devaluation of the Venezuelan bolivar from VEF 4.3 per U.S. dollar to VEF 6.3 per U.S. dollar.

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

The following table sets forth, for the periods indicated, our gross profit by segment:

	For the Year Ended March 31,
	2014		2013		2012
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
	(Rs. in millions)
Global Generics	Rs.69,148	65.8%	Rs.48,721	59.0%	Rs.44,263	63.0%
Pharmaceutical Services and Active Ingredients	4,848	20.2%	9,970	32.5%	7,508	31.5%
Proprietary Products	1,606	90.3%	1,324	90.2%	903	83.7%
Others	199	15.8%	564	36.8%	631	39.3%

Total	Rs.75,801	57.4%	Rs.60,579	52.1%	Rs.53,305	55.1%

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

The gross profits from our PSAI segment decreased from 32.5% for the year ended March 31, 2013 to 20.2% for the year ended March 31, 2014, due to the following:

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

As a proportion of our total revenues, our selling, general and administrative expenses have marginally decreased from 29.5% for the year ended March 31, 2013 to 29.3% for the year ended March 31, 2014.

Research and development expenses

Our research and development expenses in the year ended March 31, 2014 were Rs.12,402 million, an increase of 62% as compared to Rs.7,674 million in the year ended March 31, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds. Our research and development expenditures accounted for 9.4% of our total revenues in the year ended March 31, 2014, as compared to 6.6% in the year ended March 31, 2013. Approximately 62% of our research and development expenses for the year ended March 31, 2014 were spent towards the development of bio-equivalent products and the other 38% was dedicated to innovative and bio-pharmaceutical research.

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

Income tax expense

Our consolidated weighted average tax rates for the years ended March 31, 2014 and 2013 were 19.1% and 22.6%, respectively. Income tax expense was Rs.5,094 million for the year ended March 31, 2014, as compared to income tax expense of Rs.4,900 million for the year ended March 31, 2013. The decrease in effective tax rate by 3.5% for the year ended March 31, 2014 was primarily attributable to the following:

•	a decrease in the effective tax rate by approximately 3.2% as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad, India over a previously litigated tax matter;

•	a decrease in the effective tax rate by approximately 0.9% on account of impairment losses and reversal of impairment losses; and

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

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the Year Ended March 31,
	2013			2012			2011
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	82,563	71%	Rs.	70,243	72%	Rs.	53,340	71%
North America (the United States and Canada)		37,846	46%		31,889	45%		18,996	36%
Europe		7,716	9%		8,259	12%		8,431	16%
India		14,560	18%		12,931	18%		11,690	22%
Russia and other countries of the former Soviet Union		16,908	20%		13,260	19%		10,858	20%
Rest of the World		5,533	7%		3,904	6%		3,365	6%
Pharmaceutical Services and Active Ingredients	Rs.	30,702	26%	Rs.	23,812	25%	Rs.	19,648	26%
North America (the United States and Canada)		5,744	19%		4,272	18%		3,170	16%
Europe		12,007	39%		8,424	35%		7,020	36%
India		4,638	15%		3,586	15%		2,619	13%
Rest of the World		8,313	27%		7,531	32%		6,838	35%
Proprietary Products and Others	Rs.	3,001	3%	Rs.	2,682	3%	Rs.	1,705	3%

Total	Rs.	116,266	100%	Rs.	96,737	100%	Rs.	74,693	100%

*	This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

•

During the year ended March 31, 2013, the Indian rupee depreciated by approximately 12%, 6%, and 7% against the U.S. dollar, the Euro and the Russian rouble, respectively, as compared to the year ended March 31, 2012. This change in the exchange rates resulted in higher reported revenues because of the increase in Indian rupee realization from sales in U.S. dollars, Euros and Russian roubles. However for the U.S. dollar, our higher realization was partially offset on account of net losses incurred on cash flow hedges undertaken by us to hedge the foreign currency risk associated with highly probable forecasted sales transactions. Accordingly, on a net basis, our realizations of U.S. dollar denominated revenues reported in Indian rupees were higher by 9% for the year ended March 31, 2013 on account of depreciation of the Indian rupee.

•

Our provision for sales returns as at March 31, 2013 was Rs.1,904 million, as compared to a provision of Rs.1,335 million as at March 31, 2012. This increase in our provision is primarily due to higher sales recorded for the year ended March 31, 2013. Consistent with our accounting policy for creating provisions for sales returns (discussed in Note 3.l. of our consolidated financial statements), we periodically assess the adequacy of our allowance for sales returns based on the criteria discussed in our Critical Accounting Policies, as well as sales returns actually processed during the year. For further information regarding our sales return provisions, see Note 20 to our consolidated financial statements.

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

Excluding the impact of Olanzapine profit share revenues from Teva Pharmaceuticals Ltd. of Rs.4,500 million for the year ended March 31, 2012, the revenues from North America (the United States and Canada) for the year ended March 31, 2013 increased by 38% as compared to the year ended March 31, 2012. In U.S. dollar absolute currency terms (i.e., U.S dollars without taking into account the effect of currency exchange rates), this segment’s revenues from such geography grew by 29% in the year ended March 31, 2013 as compared to the year ended March 31, 2012. This growth was largely attributable to the following:

•

Revenues from 14 new products launched in the year ended March 31, 2013, including the 180 days marketing exclusivity of finasteride 1 mg (our generic version of Propecia®) and clopidogrel 300 mg (our generic version of Plavix®). The following table sets forth, for the year ended March 31, 2013, products that we launched in the United States:

Product	Therapeutic Category	Innovator’s Brand
Olanzapine (other than 20 mg)	Antipsychotic	Zyprexa®
Lansoprazole OTC	Gastro-intestinal	Prevacid®
Clopidogrel	Cardiovascular	Plavix®
Ropinirole hydrochloride XR	Central nervous system	Requip XL®
Atorvastatin	Cardiovascular	Lipitor®
Ibandronate sodium	Calcium regulator	Boniva®
Montelukast sodium, Montelukast sodium chewable, and Montelukast sodium oral granules	Respiratory	Singulair®
Metoprolol succinate ER	Cardiovascular	Toprol – XL®
Amoxicillin (tablets, capsules and oral suspension)	Anti-infective	Amoxil®
Sildenafil	Cardiovascular	Revatio®
Finasteride	Alopecia agent	Propecia®
Desloratadine ODT	Anti-infective	Clarinex® Reditabs®
Zoledronic acid injection	Calcium regulator	Zometa®
Zenatane TM	Dermatology	Accutane®

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

The following table sets forth, for the periods indicated, our gross margin by segment:

	For the Year Ended March 31,
	2013		2012		2011
	Gross Margin	% of Segment Revenue	Gross Margin	% of Segment Revenue	Gross Margin	% of Segment Revenue
	(Rs. in millions)
Global Generics	Rs.48,721	59%	Rs.44,263	63%	Rs.34,499	65%
Pharmaceutical Services and Active Ingredients	9,970	32%	7,508	32%	5,105	26%
Proprietary Products	1,324	90%	903	84%	382	72%
Others	564	37%	631	39%	277	24%

Total	Rs.60,579	52%	Rs.53,305	55%	Rs.40,263	54%

The change in gross margin was primarily on account of the following:

•	the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate;

•	the impact of one time profit share revenues from the sale of olanzapine 20 mg tablets in the United States for the year ended March 31, 2012, which resulted in higher gross margins for such year;

•	the unfavorable impact of price erosions in some of our existing products in the United States and Germany; and

•	the unfavorable impact of higher power and fuel costs in India due to an increase in tariff rates as well as imposition of certain fuel surcharge adjustments.

Adjusting for the impact of the one time profit share revenues from the sale of olanzapine 20 mg tablets in the United States for the year ended March 31, 2012 which resulted in higher gross margins for such year, the gross margin for the year ended March 31, 2013 did not change significantly as compared to the gross margin for the year ended March 31, 2012.

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

Research and development expenses

Our research and development expenses for the year ended March 31, 2013 were Rs.7,674 million, an increase of 30% as compared to Rs.5,911 million for the year ended March 31, 2012. The increase in research and development expenditure was primarily due to increased spending in our innovative and bio-pharmaceutical research. Our research and development expenditures accounted for 6.6% of our total revenues for the year ended March 31, 2013, as compared to 6.1% for the year ended March 31, 2012. Approximately 60% of our research and development expenses for the year ended March 31, 2013 were spent towards the development of bio-equivalent generic products and the other 40% was dedicated to innovative and bio-pharmaceutical research.

Impairment loss on goodwill and other intangible assets

Based on the business performance and expected cash flows from our business in Italy, we carried out an impairment test of Dr. Reddy’s SRL’s cash-generating unit and recorded an impairment loss of goodwill amounting to Rs.181 million for the year ended March 31, 2013. Further, we also recorded an impairment loss on intangibles amounting to Rs.10 million for the year ended March 31, 2013 pertaining to this cash-generating unit.

Consequent to the decline in expected cash flows of some of the products forming part of the product related intangibles pertaining to our Global Generics segment, we carried out an impairment test of such product related intangibles and recorded an impairment loss of Rs.497 million for the year ended March 31, 2013.

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

5.B. Liquidity and capital resources

Liquidity

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and research and development.

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

The following table summarizes our statements of cash flows for the periods presented:

	Year Ended March 31,
	2015		2014		2013
	(Rs. in millions)
Net cash provided by/(used in):
Operating activities	Rs.	25,033	Rs.	19,463	Rs.	13,317
Investing activities		(22,904)		(16,620)		(13,944)
Financing activities		(4,118)		(217)		(1,792)
Net increase/(decrease) in cash and cash equivalents		(1,989)		2,626		(2,419)
Effect of exchange rate changes on cash		(1,068)		771		94

In addition to cash, inventory and our balance of accounts receivable, our unused sources of liquidity included Rs.10,438 million in available credit under revolving credit facilities with banks as of March 31, 2015. We had no other material unused sources of liquidity as of March 31, 2015.

Cash Flow from Operating Activities

The net result of our operating activities was a cash inflow of Rs.25,033 million for the year ended March 31, 2015, as compared to a cash inflow of Rs.19,463 million for the year ended March 31, 2014.

For the year ended March 31, 2015, our earnings before interest expense/income, profit/loss on sale of investments, tax expense, impairment loss/reversal of impairment loss, depreciation and amortization (“Adjusted EBITDA”) was Rs.36,168 million, out of which Rs.15,040 million was used towards increased working capital requirements. Such increase in working capital requirements primarily resulted from an increase in our trade receivables by Rs.10,905 million and an increase in our inventories by Rs.5,447 million. The increase in our trade receivables was primarily due to an increase in the proportion of sales made to customers with longer credit periods in the United States. The increase in our inventories was primarily to support the increased sales of our existing products as well as launches of new products.

The net result of our operating activities was a cash inflow of Rs.19,463 million for the year ended March 31, 2014, as compared to a cash inflow of Rs.13,317 million for the year ended March 31, 2013.

The net cash provided by our operating activities increased by Rs.6,146 million for the year ended March 31, 2014, as compared to the year ended March 31, 2013. This increase was primarily due to our improved business performance for the year ended March 31, 2014, resulting in Adjusted EBITDA of Rs.33,187 million, as compared to Rs.27,818 million for the year ended March 31, 2013. Our business growth for the year ended March 31, 2014 was mainly attributable to launches of new products in the United States.

Our days’ sales outstanding (“DSO”) as at March 31, 2015, December 31, 2014, March 31, 2014 and March 31, 2013, computed based on the sales for the three months ended March 31, 2015, December 31, 2014, March 31, 2014 and March 31, 2013, were 95 days, 96 days, 86 days and 86 days, respectively. The increase in our DSO was primarily due to an increase in the proportion of sales made to customers with longer credit periods in the United States.

Cash Flow from Investing Activities

Our net cash used in investing activities for the year ended March 31, 2015 was Rs.22,904 million, as compared to Rs.16,620 million for the year ended March 31, 2014.

Our net cash used in investing activities increased for the year ended March 31, 2015, as compared to the year ended March 31, 2014, by Rs.6,284 million primarily due to the following reasons:

•

our net investments in mutual funds and time deposits having an original maturity of more than three months increased by Rs.1,200 million for the year ended March 31, 2015 as compared to the year ended March 31, 2014; and

•

our payment of Rs.5,097 million for the acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights during the year ended March 31, 2015.

Our net cash used in investing activities for the year ended March 31, 2014 was Rs.16,620 million, as compared to Rs.13,944 million for the year ended March 31, 2013.

Our net cash used in investing activities increased for the year ended March 31, 2014, as compared to the year ended March 31, 2013, by Rs.2,676 million primarily due to the following reasons:

•

our net investments in mutual funds and time deposits having an original maturity of more than three months increased by Rs.1,062 million for the year ended March 31, 2014 as compared to the year ended March 31, 2013; and

•

an increase in the amount spent on property, plant and equipment by Rs.3,411 million for the year ended March 31, 2014, as compared to the year ended March 31, 2013. The amount spent on property, plant and equipment for the year ended March 31, 2014 includes Rs.1,150 million (excluding taxes and duties) spent on property, plant and equipment acquired from Ecologic Chemicals Limited (Refer to Note 31 in our consolidated financial statements for further details).

The above increases in cash outflow towards investing activities for the year ended March 31, 2014 were partially offset by the impact of Rs.1,746 million of cash outflow for the year ended March 31, 2013 on account of the acquisition of OctoPlus N.V.

Cash Flows from Financing Activities

Our net cash outflows from financing activities were Rs.4,118 million for the year ended March 31, 2015, as compared to Rs.217 million for the year ended March 31, 2014.

During the year ended March 31, 2015, we had a cash inflow on account of net short term borrowings proceeds of Rs.4,068 million, repayment of two installments amounting to Rs.3,452 million (U.S.$55 million) due under the loan agreement by our Swiss subsidiary and payment of dividends (including corporate dividend tax) of Rs.3,587 million.

During the year ended March 31, 2014, we redeemed our 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as our “bonus debentures”) for an aggregate payment of Rs.5,078 million, representing their face value, and we borrowed Rs.9,391 million (U.S.$150 million) pursuant to a long term loan arrangement for the purpose of our ongoing capital investments and paid dividend (including corporate dividend tax) of Rs.2,985 million.

Our net cash outflows from financing activities were Rs.217 million for the year ended March 31, 2014, as compared to Rs.1,792 million for the year ended March 31, 2013. The primary reasons for this decrease are as follows:

•

we redeemed our 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as our “bonus debentures”) for an aggregate payment of Rs.5,078 million, representing their face value, during the year ended March 31, 2014;

•

we borrowed Rs.9,391 million (U.S.$150 million) pursuant to a long term loan arrangement for the purpose of our ongoing capital investments during the year ended March 31, 2014 (Refer to Note 17 to our consolidated financial statements for further details); and

•

we had a cash outflow on account of net short term borrowings repayments of Rs.858 million for the year ended March 31, 2014. In comparison, we had cash inflow from net short term borrowing proceeds of Rs.2,329 million for the year ended March 31, 2013, which was primarily drawn for our working capital needs.

Principal obligations

The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2015:

	Payments due by period
Financial Contractual Obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings from banks	Rs.	21,857	Rs.	21,857	Rs.	—	Rs.	—
Long term debt in foreign currency		20,427		6,875		13,552		—

Total obligations	Rs.	42,284	Rs.	28,732	Rs.	13,552	Rs.	—

Annual rate of interest

Short term borrowings

	As at March 31, 2015
	Outstanding balance		Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs. millions)
Packing credit borrowings	Rs.	20,857	USD	LIBOR + 10 to 40 bps	Rs.	12,878	Rs.	21,220
			EURO	LIBOR + 7.5 to 20 bps
			RUB	9.80% to 22.30%
Other foreign currency borrowings		—	—	—		4,049		5,941
Other rupee borrowings		1,000	INR	10%		1,000		1,000

	As at March 31, 2014
	Outstanding balance		Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs. millions)
“Packing credit” borrowings	Rs.	17,630	USD	LIBOR + 25 to 85 bps	Rs.	15,462	Rs.	18,352
			EURO	LIBOR + 20 bps
			RUB	Mosprime + 60 bps
			RUB INR	7.20% to 7.75% 9.50% to 10%
Borrowings on transfer of receivables		—	RUB	7.30% to 7.65%		376		1,566
Other foreign currency borrowings		2,977	EURO	LIBOR + 90 bps		5,316		8,494

In the above table, Mosprime means the Moscow Prime Offered Rate.

The maturities of our short-term borrowings from banks vary from one month to twelve months. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.

Long term borrowings

	As at March 31,
	2015		2014
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD GBP	LIBOR + 100 to 125 bps LIBOR + 130 bps	USD GBP	LIBOR + 100 to 179 bps LIBOR + 130 bps

Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances. However, transfers of funds from Venezuela are subject to certain exchange control regulations. Refer to Note 39 of our consolidated financial statements.

Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Euros, Russian roubles, Venezuela bolivars and Swiss francs.

As of March 31, 2015 and 2014, we had committed to spend Rs.4,173 million and Rs.2,920 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our long term borrowings.

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

•

Proprietary Products, where we are actively pursuing discovery and development of differentiated formulations and new molecules, sometimes referred to as a “new chemical entity” or “NCE”. Our business model focuses on building a pipeline in neurology and dermatology.

In the years ended March 31, 2015, 2014 and 2013, we expended Rs.17,449 million, Rs.12,402 million and Rs.7,674 million, respectively, on research and development activities. The increase in research and development expenditure was in line with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and bio-similar compounds.

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2015, we had registered more than 1,223 trademarks with the Registrar of Trademarks in India. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2015 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	(Rs. in millions)
Contractual Obligations	Total		Less than 1 year		2-3 years		4-5 years		More than 5 years
Operating lease obligations	Rs.	2,495	Rs.	384	Rs.	690	Rs.	569	Rs.	852
Capital lease obligations		862		87		171		92		512
Purchase obligations
Agreements to purchase property and equipment and other capital commitments(1)		4,173		4,173		—		—		—
Short term debt obligations		21,857		21,857		—		—		—
Long term debt obligations		20,427		6,875		6,052		7,500		—
Estimated interest payable on long-term debt (2)		584		242		289		53		—
Post retirement benefits obligations (3)		2,398		163		362		459		1,414

Total contractual obligations	Rs.	52,796	Rs.	33,781	Rs.	7,564	Rs.	8,673	Rs.	2,778

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds and proceeds from long term borrowings.
(2)

Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2015 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

5.G. Safe harbor

See page 3 under heading “Forward-Looking and Cautionary Statement”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2015 was as follows:

Directors Name(1)	Age (in yrs.)	Position
Mr. Satish Reddy(2)(3)(5)	48	Chairman
Mr. G.V. Prasad (2)(4)(5)	55	Co-Chairman, Managing Director and Chief Executive Officer
Mr. Anupam Puri	69	Director
Dr. J.P. Moreau	67	Director
Ms. Kalpana Morparia	66	Director
Dr. Omkar Goswami	58	Director
Mr. Ravi Bhoothalingam	69	Director
Dr. Bruce L.A. Carter	71	Director
Dr. Ashok S. Ganguly	80	Director
Mr. Sridar Iyengar	67	Director

(1)	Except for Mr. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. Satish Reddy.
(5)	Effective May 2014, G.V. Prasad’s position and title changed to Co-Chairman, Managing Director and Chief Executive Officer and Satish Reddy’s position and title changed to Chairman of the Board.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2015, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Satish Reddy(1) (3) Chairman	B. Tech., M.S. (Medicinal Chemistry)	48	23	January 18, 1993	Director, Globe Organics Limited

G.V. Prasad(2) (3) Co-Chairman, Managing Director and Chief Executive Officer	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	55	31	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Abhijit Mukherjee (3) Chief Operating Officer	B. Tech. (Chem.)	57	35	January 15, 2003	President, Atul Limited

Alok Sonig Senior Vice President and Head-India Business (Generics)	B.E., MBA	43	21	June 11, 2012	Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation, Bristol Myers Squibb

Dr. Amit Biswas Executive Vice President-Integrated Product Development Organization	B. Tech. (Chem.), Masters (Polymer Science), Ph.D.	55	26	July 12, 2011	Senior Vice President, Reliance Industries Limited

Dr. Cartikeya Reddy Executive Vice President and Head-Biologics	B. Tech, M.S., Ph.D.	45	24	July 20, 2004	Senior Engineer, Genetech Inc.

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment

Dr. KVS Ram Rao Sr. Vice President and Business Head-Active Pharmaceutical Ingredients (API) and Custom Pharmaceutical Services (CPS)	B.Tech., M.E., Ph. D.	52	22	April 3, 2000	Head of Technical Services, Jubilant Life Sciences

M.V. Ramana Executive Vice President -Emerging Markets	MBA	47	22	October 15, 1992	—

Dr. Raghav Chari Executive Vice President- Proprietary Products	M.S. (Physics), Ph.D.	45	18	September 25, 2006	Head Corporate Strategy, NPS Pharmaceuticals Limited

Dr. S. Chandrasekhar President and Global Head of Human Resources	MBA., Ph.D.	58	31	August 12, 2013	Vice President and Head of Human Resources, IBM India.

Samiran Das Executive Vice President and Head- Global Manufacturing Operations-Formulations TechOps (FTO) and Chemical TechOps (CTO)	B. Tech (Mechanical.)	55	33	June 15, 2011	Executive Director, PepsiCo India.

Saumen Chakraborty President, Chief Financial Officer and Global Head of Information Technology and Business Process Excellence	B.Sc. (H), PGDM, MBA (IIM)	54	31	July 2, 2001	Vice President, Tecumseh Products India Private Limited

Umang Vohra Executive Vice President and Head-North America Generics	B.E., MBA	44	20	February 18, 2002	Manager, PepsiCo India

(1)	Brother-in-law of Mr. G.V. Prasad.
(2)	Brother-in-law of Mr. Satish Reddy
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

Biographies – Directors

Mr. Satish Reddy is a member of our Board of Directors and serves as our Chairman of the Board. Prior to May 2014, he held the titles of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (CII) and head of its National Committee on Pharmaceuticals. He is President of the Indian Pharmaceutical Alliance, a premier industry association of leading research-based Indian companies. In May 2015, the Ministry of Labour and Employment, Government of India, nominated Mr. Reddy as Chairman of the Board of Governors of the National Safety Council. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Araku Originals Limited, Stamlo Hotels Limited, Dr. Reddy’s Research Foundation, Dr. Reddy’s Institute of Life Sciences, Young President’s Organisation Hyderabad Chapter, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, Satish Reddy Estates Private Limited, Quin Estates Private Limited, KAR Therapeutics & Estates Private Limited, Cipro Estates Private Limited, KAR Holdings (Singapore) Private Limited, Singapore, KAREUS Therapeutics (Singapore) Private Limited, Singapore and KAREUS Therapeutics, SA, Switzerland.

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Co-Chairman, Managing Director and Chief Executive Officer. Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited prior to its merger with us. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad was recognized as India’s Best CEO in the Large Company category by Business Today in 2014 and India Business Leader of the Year by CNBC Asia in 2015. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Green Park Hotels and Resorts Limited, Stamlo Hotels Limited, Dr. Reddy’s Holdings Limited, Dr. Reddy’s Institute of Life Sciences, Dr. Reddy’s Research Foundation, Molecular Connections Private Limited, Vijaya Productions Private Limited, Dr. Reddy’s Trust Services Private Limited, Indian School of Business and Acumen Fund in the United States of America. He also serves as a member of the Board of Governors of the Indian Institute of Technology, Hyderabad.

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

Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Godrej Consumer Products Limited, Cairn India Limited, Infosys BPO Limited, Bajaj Finance Limited, Max Healthcare Institute Limited, IDFC Financial Holding Company Limited, Hindustan Construction Company Limited and DSP Black Rock Investment Managers Private Limited.

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

Ms. Kalpana Morparia joined our Board as a member on June 5, 2007. Ms. Morparia is Chief Executive Officer of J.P. Morgan India. Ms. Morparia leads the Business Groups (Investment Banking, Asset Management, Treasury Services and Principal Investment Management) and Service Groups (Global Research, Finance, Technology and Operations) in India. Ms. Morparia is a member of J.P. Morgan’s global strategy team headquartered in New York, and is one of the key drivers of J.P. Morgan’s international expansion initiative. Prior to becoming Chief Executive Officer of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Board of ICICI Group. She was a Joint Managing Director of ICICI Group from 2001 to 2007. Ms. Morparia has also served as Chief Strategy and Communications Officer – ICICI Group. Ms. Morparia had been with the ICICI Group since 1975. A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. Ms. Morparia was named one of “The 50 Most Powerful Women in International Business” by Fortune magazine in 2008 and one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in the years 2004, 2005, 2006 and 2008. Ms. Morparia was also named one of the “The 100 Most Powerful Women” by Forbes Magazine in 2006. She also serves on the Board of Bennett, Coleman and Co. Limited,

Hindustan Unilever Limited, J.P. Morgan Services India Private Limited, J.P. Morgan Asset Management India Private Limited and Philip Morris International Inc. in the United States of America. She also serves as a member on the Board of Governors of Bharati Foundation.

Dr. Bruce L.A. Carter joined our Board as a member on July 21, 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle and Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Board of Directors of TB Alliance, New York Xencor Inc., Regulus Inc., and Enanta Pharmaceutical Inc. in the United States of America and our wholly-owned subsidiary Aurigene Discovery Technologies Limited.

Dr. Ashok S. Ganguly joined our Board as a member on October 23, 2009. Dr. Ashok Ganguly is the Chairman of ABP Private Ltd. (formerly Ananda Bazar Patrika Group), and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. Dr. Ganguly’s principal professional career spanned 35 years with Unilever Plc/NV. He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and a member of the Unilever Board of Directors from 1990 to 1997 with responsibility for world-wide research and technology. He is a former member of the Board of British Airways Plc (1996-2005). He has served on several public bodies, the principal among them being as a member of the Science Advisory Council to the Prime Minister of India (1985-1989) and the U.K. Advisory Board of Research Councils (1991-1994). Currently, he is a member of the Prime Minister’s Council on Trade and Industry, Investment Commission and the India-U.S.A. CEO Council, set up by the Prime Minister of India and the President of the United States of America. He is also a member of the National Knowledge Commission to the Prime Minister. He is a recipient of the “Padma Bhushan” as well as the “Padma Vibhushan”, two of India’s prestigious civilian honors. At present he serves as a member of the Rajya Sabha, the upper house of the Parliament of India. Dr. Ganguly also serves as a Director of Wipro Limited, ABP Private Limited and Vidhi Centre for Legal Policy. He also serves as a member on the Advisory Board of Diageo India Private Limited.

Mr. Sridar Iyengar joined our Board as a member on August 22, 2011. Mr. Sridar Iyengar is an independent mentor investor in early stage start- up companies. For more than 35 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a U.S. based non-profit organization. He is also an advisor to several venture and private equity funds in India. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Iyengar is also on the Board of Directors of ICICI Venture Funds Management Company Limited, Rediff.com India Limited, Mahindra Holidays and Resorts India Limited, CL Educate Limited, Cleartrip Private Limited, AverQ Inc., Rediff Holdings Inc. in the United States of America, Cleartrip Inc. in the Cayman Islands, IYogi Limited in Mauritius and our wholly owned subsidiary Dr. Reddy’s Laboratories S.A. in Switzerland. He is also a member of the governing board of Janaagraha Center for Citizenship and Democracy.

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

Mr. Alok Sonig is the Senior Vice President-Generics and head of our India formulations business. He joined us in June 2012 and has over 21 years of experience in healthcare, technology and consumer marketing. Prior to joining us, he worked with Bristol Myers Squibb in Princeton, New Jersey, U.S.A., as Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation. Mr. Sonig holds a Bachelor’s of Engineering from Punjab Engineering College in India and an MBA from American University, Washington, D.C.

Dr. Amit Biswas is the Executive Vice President – Integrated Product Development (“IPDO”). He joined us on July 12, 2011 and has 26 years of diverse and rich international experience, spanning academic and industrial research, product development, technical service and management of research and technology in the areas of commodity plastics, engineering polymers, high performance fibers, industrial/automotive coatings and alternate energy technologies. Prior to joining us, he worked with Reliance Industries Limited as Senior Vice President, Technology Services and Emerging Technologies-Reliance Technology Group and was responsible for design and implementation of Research and Technology Management processes, Business Transformation and Change Management, and interfacing with private/public institutions on Alternate Energy Technologies. He is a Master Black Belt in Six Sigma (GE Certification). Recently, he was made an Adjunct Professor at the Centre for Research in Nano-technology and Science at the Indian Institute of Technology in Bombay, India. He has 44 international publications, 3 book chapters and 4 patents. He holds a Ph.D. and Masters in Polymer Science from Case Western Reserve University, Ohio, U.S.A. and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology, Bombay, India.

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

Dr. KVS Ram Rao is the Senior Vice President and Head-Active Pharmaceutical Ingredients (API) and Custom Pharmaceutical Services (CPS). He joined us in 2000 and has over 22 years of experience in New Product Development-API and Global Oncology. In his current role, he is responsible for our PSAI commercial organization managing sales, strategy, business development and new product management. Prior to joining us, Dr. Ram Rao worked at Jubilant Life Sciences where he headed the Technical Services Division and Gujarat Heavy Chemicals Limited where he was the Head of Research and Development. He holds a Ph.D. and a Masters degree in Chemical Engineering from the Indian Institute of Science (IISc), Bangalore along with a Bachelors Degree in Chemical Engineering from Osmania University, Hyderabad, India. He also holds a Diploma in Project Management from Narsee Monjee Institute of Management Studies (NMIMS), India.

Mr. M.V. Ramana is the Executive Vice President and Head – Emerging Markets, Global Generics. He heads the Emerging Markets business of our Global Generics segment, focusing on all emerging markets outside of India. He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 22 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. He holds a MBA degree from Osmania University, Hyderabad, India.

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

Dr. S. Chandrasekhar is the President and Global Head of our Human Resources (“HR”). He joined us in August 2013 and leads a wide range of HR initiatives in leadership development and coaching, talent development, employee engagement and organization design to integrate, grow and transform the organization globally in order to enable our enterprise to meet our business objectives. He has over 31 years of experience across India’s leading firms in public and private sectors engaged in multiple industries such as steel, manufacturing, telecom, information technology services and consulting. He is also among the first few Indians who have been accredited by the International Coach Federation – the world’s leading coach certification body—in the professional practice of executive coaching. Prior to joining us, Dr. Chandrasekhar worked with IBM, India as Vice President and Head of Human Resources for the India/South Asia region. At IBM, he was a key member of the India Leadership Team and a Director on the Board of IBM India Private Limited. Dr. Chandrasekhar is an MBA from Leeds Business School, United Kingdom and is a Ph. D in Organizational Behavior from Andhra University, India.

Mr. Samiran Das is the Executive Vice President – Global Manufacturing Operations-Formulations TechOps (FTO) and Chemical TechOps (CTO). He joined us on June 15, 2011 and has diverse and rich experience in manufacturing across multiple sectors. Prior to joining us, he worked with Pepsico India as Executive Director, Technical Operations for Pepsico’s beverage business in the India region and was responsible for supply strategy and implementation, manufacturing footprint and expansion, quality assurance, safety, development of co-packing network, procurement and new product commercialization, and supply chain validation. At Pepsico, he was a member of the Regional Executive Committee and the Division Operations Leadership Council, with active involvement in Corporate Governance and Corporate Social Responsibility activities. Before that, he worked with companies like Union Carbide, ICI India, Hindustan Unilever, Godrej Pillsbury, Frito Lay India and D1-BP Fuel Crops India in different roles. He holds a Bachelors degree in Mechanical Engineering from the Indian Institute of Technology, Delhi, India.

Mr. Saumen Chakraborty is the President, Chief Financial Officer and Global Head of Information Technology and Business Process Excellence of our company. In this role, he is responsible for managing our global finance functions including, among others, Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. In addition, Mr. Chakraborty is also responsible for our Information Technology (“IT”) and Business Process Excellence (“BPE”) functions. As the Chief Financial Officer, Mr. Chakraborty was recognized as India’s Best CFO with Exemplary All Round Performance in the 5th Annual Business Today in 2014 – Yes Bank Best CFO Awards event. Mr. Chakraborty joined us in 2001 as Global Chief of Human Resources. He later took over as Chief Financial Officer in 2006 and then became our President—Corporate and Global Generics Operations in early 2009. In 2010 he was appointed as President and Global Head of Quality, Human Resources and Information Technology and focused on the integration of people practices, processes and information across the organization. He has 31 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line management, human resources and other positions, including Senior Manager (Finance and Accounts) in the Eicher Group and Vice President (Operations) in Tecumseh Products Company. He graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics and went on to pursue management from the Indian Institute of Management, Ahmedabad, Gujarat, India.

Mr. Umang Vohra is the Executive Vice President and head of our North America Generics business and has over 20 years of experience across various functions within finance, strategic planning and corporate development. He is currently responsible for our North America Generics business. Prior to this, he was our Chief Financial Officer from January 2009 to December 2012, managing our organization’s global finance function. He joined us in 2002, and has been part of several of our key initiatives, including acquisitions, research and development, de-risking and partnering transactions, operational improvements and migration to IFRS in our accounting, governance and finance processes. He was awarded the “Best CFO of India Award” by the Stars of the Industry Group and Asian Confederation of Businesses in June 2012. He was also recognized as the “Best CFO nominated by Sell Side analyst” at the 2012 All-Asia Executive Team survey done by the Institutional Investor magazine. Prior to joining us, Mr. Vohra worked with Eicher and PepsiCo India. Mr. Vohra has a bachelor’s degree in computer engineering and he holds an MBA with a specialization in Finance from TA Pai Institute of Management (“TAPMI”), India.

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

Our Chairman of the Board and our Co-Chairman, Managing Director and Chief Executive Officer are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 2013) for the fiscal year. The Nomination, Governance and Compensation Committee, which is entirely composed of independent directors, recommends the commission for our Chairman of the Board and our Co-Chairman, Managing Director and Chief Executive Officer within the limits of 0.75% and 0.75%, respectively, of our net profits (as defined under the Indian Companies Act, 2013) for each fiscal year.

Non-Full Time Directors: In the year ended March 31, 2015, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 or Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2015.

For the year ended March 31, 2015, the directors were entitled to the following amounts as compensation:

	(Amounts Rs. in millions)
Name of Directors	Commission	Salary	Perquisites	Total
Mr. Satish Reddy	85.0	6.3	5.3	96.6
Mr. G.V. Prasad	120.0	6.3	3.0	129.3
Mr. Anupam Puri	10.9			10.9
Dr. J.P. Moreau	9.7			9.7
Ms. Kalpana Morparia	10.3			10.3
Dr. Omkar Goswami	9.4			9.4
Mr. Ravi Bhoothalingam	10.0			10.0
Dr. Bruce L.A. Carter	10.0			10.0
Dr. Ashok S. Ganguly	9.4			9.4
Mr. Sridar Iyengar	10.4			10.4

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

All of our employees at the managerial and staff levels are eligible to participate in a variable pay program, which consists of performance bonuses based on the performance of their function or business unit, and a profit sharing plan through which part of our profits can be shared with our employees. Our variable pay program is aimed at rewarding the individual based on the performance of such individual, their business unit/function and our company as a whole, with significantly higher rewards for superior performances.

We also have two employee stock option schemes: the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007. The stock option schemes are applicable to all of our employees including directors and employees and directors of our subsidiaries. The stock option schemes are not applicable to promoter directors, promoter employees, non-full time directors (independent directors) and persons holding 2% or more of our outstanding share capital. The Nomination, Governance and Compensation Committee of the Board of Directors awards options pursuant to the stock option schemes based on the employee’s performance appraisal. Some employees have also been granted options upon joining us.

Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2015 and stock options issued to all of our other executive officers during the year ended March 31, 2015:

Compensation for Executive Officers

Name	Compensation(1)(3) (Rs. in millions)	No. of Options(2)
Abhijit Mukherjee	41.9	5,000
Alok Sonig	22.1	3,200
Dr. Cartikeya Reddy	21.8	3,500
Saumen Chakraborty	26.1	3,500
Umang Vohra	36.5	3,500
Dr. Raghav Chari	38.8	3,500
M.V. Ramana	23.2	3,500
Samiran Das	20.3	3,000
Dr. Amit Biswas	18.0	2,800
Dr. K.V.S. Ram Rao	14.6	2,500
Dr. S. Chandrasekhar	19.7	2,500
Dr. R. Ananthanarayanan (until November 30, 2014)	12.3	2,800

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.
(2)

The options vest 25% each year on various dates beginning in the year ended March 31, 2016 and ending in the year ended March 31, 2019 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.

(3)

These compensation amounts do not include an amount of Rs.67 million accrued towards a long term incentive plan for the services rendered by our executive officers for the year ended March 31, 2015. Refer to Note 18 to our consolidated financial statements for further details.

Retirement benefits.

We provide the following benefit plans to our employees:

Gratuity benefits. In accordance with applicable Indian laws, we provide for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees of the parent company. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, at an amount based on the respective employee’s last drawn salary and the years of employment with us. Effective September 1, 1999, we established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liability with regard to the Gratuity Plan is determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are primarily invested in Indian Government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The net periodic gratuity benefit cost recognized by us towards the aforesaid Gratuity Plan was Rs.155 million and Rs.135 million for the years ended March 31, 2015 and 2014, respectively.

Superannuation benefits. Our senior officers participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.68 million and Rs.63 million to the superannuation plan during the years ended March 31, 2015 and 2014, respectively.

Provident fund benefits. In India, certain employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.492 million and Rs.411 million to the provident fund plan during the years ended March 31, 2015 and 2014, respectively.

401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed Rs.195 million and Rs.162 million to this 401(k) retirement savings plan for the years ended March 31, 2015 and 2014, respectively.

National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.151 million and Rs.151 million to the U.K. National Insurance scheme during the years ended March 31, 2015 and 2014, respectively.

Pension. All employees of Industrias Quimicas Falcon de Mexico, SA de CV (“Falcon”), our subsidiary in Mexico, are governed by a defined benefit pension plan. The pension plan provides a payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which we make contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.

The net periodic cost recognized under the Falcon pension plan was Rs.22 million and Rs.29 million during the years ended March 31, 2015 and 2014, respectively.

Compensated leave of absence. Our current policies permit certain categories of employees to accumulate and carry forward a portion of their unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. We measure the expected cost of accumulating compensated absences as the additional amount that we expect to pay as a result of the unused entitlement that has accumulated at the statement of financial position date. Such measurement is based on actuarial valuation as at the statements of financial position date carried out by a qualified actuary. Towards this benefit, we recorded a total liability of Rs.616 million and Rs.463 million as at March 31, 2015 and 2014, respectively.

Long term incentive plan. Certain senior management employees of our company participate in a long term incentive plan which is aimed at rewarding the individual based on the performance of such individual, their business unit/function and our company as a whole, with significantly higher rewards for superior performances. The total liability recorded by us towards this benefit was Rs.323 million as of March 31, 2015.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of twenty directors. As of March 31, 2015, we had ten directors on our Board, of which eight were non-full time independent directors.

The Companies Act, 2013 and our Articles of Association require that at least two-thirds of our directors be subject to re-election by our shareholders in rotation and that, at every annual general meeting, one-third of the directors who are subject to re-election must retire from the Board. However, if eligible for re-election, they may be re-elected by our shareholders at the annual general meeting.

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

The Ministry of Corporate Affairs, Government of India, by a circular dated June 9, 2014, stated that all non-full time independent directors (including existing non-full time independent directors) are required to be appointed expressly under the provisions of the Companies Act, 2013 before March 31, 2015. Accordingly, all of our non-full time independent full time directors were re-appointed by our shareholders at the July 2014 annual general meeting.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Mr. G.V. Prasad(1)	January 29, 2016	5 years	29 years
Mr. Satish Reddy(1)	September 30, 2017	5 years	22 years
Mr. Anupam Puri(2) (3)	July 31, 2018	4 years	13 years
Dr. J. P. Moreau(2) (3)	July 31, 2015	1 year	8 years
Ms. Kalpana Morparia(2) (3)	July 31, 2019	5 years	8 years
Dr. Omkar Goswami(2) (3)	July 31, 2019	5 years	14.5 years
Mr. Ravi Bhoothalingam(2) (3)	July 31, 2016	2 years	14.5 years
Dr. Bruce L.A. Carter(2) (3)	July 31, 2019	5 years	7 years
Dr. Ashok S. Ganguly (2) (3)	July 31, 2017	3 years	5.5 years
Mr. Sridar Iyengar (2) (3)	July 31, 2019	5 years	4 years

(1)	Full time director.
(2)	Non-full time independent director.
(3)

All of the non-full time independent directors were appointed at our annual general meeting on July 31, 2014, under the provisions of the Companies Act, 2013 for a term stated in the above table. This appointment of our non-full time independent directors was to comply with the circular dated June 9, 2014 issued by the Ministry of Corporate Affairs, Government of India requiring us to appoint all of our non-full time independent directors specifically under the provisions of the Companies Act, 2013.

As a result of the above, a proposal to vary the terms of appointment so that only our full time directors are subject to retirement by rotation was placed before our shareholders at the July 2014 annual general meeting. Accordingly, our full time directors are now subject to retirement by rotation. The directors are not eligible for any termination benefit on the termination of their tenure with us. As a result of the above, Mr. G.V. Prasad shall retire by rotation and the proposal to reappoint him is being placed before our shareholders at the July 2015 annual general meeting.

Committees of the Board

Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had eight Board-level Committees as of March 31, 2015:

•	Audit Committee.

•	Nomination, Governance and Compensation Committee.

•	Science, Technology and Operations Committee.

•	Risk Management Committee.

•	Stakeholders’ Relationship Committee (formerly Shareholders’ Grievance Committee).

•	Management Committee.

•	Investment Committee.

•	Corporate Social Responsibility Committee.

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

Our Company Secretary is the Secretary of the Audit Committee. This Committee met five times during the year ended March 31, 2015. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are to:

•	Supervise the financial reporting process;

•	Review our financial results, along with the related public filings, before recommending them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with our independent registered public accounting firm on the nature and scope of audits, and any views that they have about the financial control and reporting processes;

•	Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of our independent registered public accounting firm and their fees;

•	Recommend the appointment of cost auditors;

•	Review the independence of our independent registered public accounting firm;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our Indian and foreign subsidiaries;

•	Review the financial statements of subsidiary companies, especially, investments made by them;

•	Review and approve any related party transactions;

•	Review the functioning of our whistle blower policies and procedures;

•	Scrutiny of inter-corporate loans and investments;

•	Value our undertakings or assets, wherever necessary;

•	Evaluate our internal financial controls and risk management systems;

•	Review the findings of any investigations related to suspected fraud; and

•	Implement compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002.

Nomination, Governance and Compensation Committee. The primary functions of the Nomination, Governance and Compensation Committee are to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;

•	Formulate policies on compensation of our Directors, key managerial personnel and other employees and on Board diversity;

•	Formulate criteria for evaluation of our non-full time independent directors and the Board;

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

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consists of the following non-full time, independent directors:

•	Dr. Ashok S. Ganguly (Chairman effective August 1, 2014);

•	Mr. Anupam Puri (Chairman until July 31, 2014);

•	Ms. Kalpana Morparia; and

•	Mr. Ravi Bhoothalingam.

The Corporate Officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met three times during the year ended March 31, 2015.

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

•	Assist the Board and our management in creation of valuable intellectual property;

•	Review the status of non-infringement patent challenges; and

•	Assist the Board and our management in building and nurturing science in our organization in accordance with our business strategy.

The Science, Technology and Operations Committee consists of the following non-full time, independent directors:

•	Dr. Bruce L.A. Carter (Chairman effective August 1, 2014);

•	Mr. Anupam Puri;

•	Dr. Ashok S. Ganguly (Chairman until July 31, 2014); and

•	Dr. J.P. Moreau.

The Corporate Officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2015.

Risk Management Committee. The primary function of the Risk Management Committee is to:

•	Ensure that it is apprised of the most significant risks along with the action management is taking and how it is ensuring effective Enterprise Risk Management;

•	Discuss with senior management our Enterprise Risk Management and provide oversight as may be needed; and

•	Review risk disclosure statements in any public documents or disclosures.

The Risk Management Committee consists of the following non-full time, independent directors:

•	Dr. Omkar Goswami (Chairman effective August 1, 2014);

•	Dr. J.P. Moreau;

•	Dr. Bruce L.A. Carter (Chairman until July 31, 2014); and

•	Mr. Sridar Iyengar.

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2015.

Corporate Social Responsibility (“CSR”) Committee. The primary function of the Corporate Social Responsibility Committee is to:

•	Formulate, review and recommend to the Board, a Corporate Social Responsibility Policy indicating the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013;

•	Recommend the amount of expenditure to be incurred on the activities referred to in clause (a) of Section 135(3) of the Companies Act, 2013;

•	Provide guidance on various Corporate Social Responsibility activities undertaken by us and monitoring their progress; and

•	Monitor the adherence to our Corporate Social Responsibility Policy from time to time.

The Corporate Social Responsibility Committee consists of the following directors:

•	Mr. Ravi Bhoothalingam (Chairman);

•	Mr. G.V. Prasad; and

•	Mr. Satish Reddy.

Our Chief of Sustainability is the Secretary of the Corporate Social Responsibility Committee. This Committee met four times during the year ended March 31, 2015.

Stakeholders Relationship Committee. Effective May 13, 2014, the name of our “Shareholders Grievance Committee” has been changed to “Stakeholders Relationship Committee” in accordance with the provisions of Section 178 of the Indian Companies Act, 2013. The primary function of the Stakeholders’ Relationship Committee is to:

•	Review investor complaints and their redress;

•	Review queries received from investors;

•	Review work done by our share transfer agent; and

•	Review corporate actions related to security holders.

The Stakeholders’ Relationship Committee consists of the following directors:

•	Ms. Kalpana Morparia (Chairman effective August 1, 2014)

•	Mr. Ravi Bhoothalingam (Chairman until July 31, 2014);

•	Mr. G.V. Prasad; and

•	Mr. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2015.

6.D. Employees

The following table sets forth the number of our employees as at March 31, 2013, 2014 and 2015.

	As at March 31, 2015
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	9,442	420	155	285	10,302
Sales and marketing(2)	4,953	137	35	1,375	6,500
Research and development(3)	2,202	45	120	46	2,413
Others(4)	727	104	94	233	1,158

Total	17,324	706	404	1,939	20,373

	As at March 31, 2014
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	8,160	417	169	132	8,878
Sales and marketing(2)	4,162	133	83	1,233	5,611
Research and development(3)	1,940	28	70	41	2,079
Others(4)	1,131	100	113	509	1,853

Total	15,393	678	435	1,915	18,421

	As at March 31, 2013
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	7,084	389	179	154	7,806
Sales and marketing(2)	3,559	119	85	1,057	4,820
Research and development(3)	1,939	21	69	43	2,072
Others(4)	1,143	87	139	550	1,919

Total	13,725	616	472	1,804	16,617

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We have not experienced any significant work stoppages in the years ended March 31, 2015 and 2014, and we consider our relationship with our employees and labor unions to be good. Approximately 5% of our employees belong to labor unions.

6.E. Share ownership

The following table sets forth, as of March 31, 2015 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

Name	No. of Shares Held (1), (2)	% of Outstanding Capital	No. of Options Held(5)	Vesting and Expiration Date (See note no.)
G.V. Prasad (3)	1,365,840	0.80%	—	—
Satish Reddy(3)	1,205,832	0.71%	—	—
Anupam Puri (ADRs)	21,300	0.01%	—	—
Dr. J.P.Moreau	—	—	—	—
Dr. Omkar Goswami	22,800	0.01%	—	—
Kalpana Morparia	10,800	0.01%	—	—
Ravi Bhoothalingam	22,800	0.01%	—	—
Dr. Bruce L.A. Carter (ADRs)	11,800	0.01%	—	—
Dr. Ashok S. Ganguly	4,800	0.00%	—	—
Sridar Iyengar	—	—	—	—
Abhijit Mukherjee	22,111	0.01%	15,000	(4)
Dr. Cartikeya Reddy	—	—	9,125	(4)
Saumen Chakraborty	27,000	0.02%	10,125	(4)
Umang Vohra	15,065	0.01%	10,125	(4)
Dr. Raghav Chari (ADRs)	4,275	0.00%	9,125	(4)
M.V. Ramana	13,846	0.01%	9,150	(4)
Samiran Das	1,825	0.00%	7,475	(4)
Dr. Amit Biswas	2,825	0.00%	7,275	(4)
Alok Sonig	1,050	0.00%	6,350	(4)
Dr. K. V. S. Ram Rao	8,650	0.01%	5,100	(4)
Dr. S. Chandrasekhar	—	—	2,500	(4)

(1)	Shares held in their individual name only.
(2)	All shares have voting rights.
(3)	Not eligible for grant of stock options.
(4)	The options vest on various dates between the year ending March 31, 2016 and the year ending March 31, 2019.
(5)	The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. During the year ended March 31, 2015, options to purchase ordinary shares and ADSs were awarded to various of our executive officers and other employees under these two plans as follows: an aggregate of 276,636 options were granted having an average exercise price of Rs.5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant provided for time-based vesting in 25% increments over four years. As of March 31, 2015, options were outstanding under these two plans for an aggregate of 683,804 shares and ADSs with an average exercise price of Rs.5 per share.

For the years ended March 31, 2015 and 2014, Rs.498 million and Rs.436 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2015, there was Rs.558 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.60 years. For further information regarding our options and stock option incentive plans, see Note 19 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2015, a total of 25.48% of our equity shares were held by the following parties:

•	Mr. G.V. Prasad (Co-Chairman, Managing Director and Chief Executive Officer);

•	Mr. Satish Reddy (Chairman of the Board);

•	Mrs. K. Samrajyam, mother of Mr. Satish Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”); and

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

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2015:

	Equity Shares Beneficially Owned(1)
Name	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited	39,729,284	23.32%
Mr. G.V. Prasad	1,365,840	0.80%
Mr. Satish Reddy	1,205,832	0.71%
Family Members	1,116,856	0.65%

Subtotal	43,417,812	25.48%
Others/public float	126,963,362	74.52%

Total number of shares outstanding	170,381,174	100.00%

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

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2015		March 31, 2014		March 31, 2013
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited	39,729,284	23.32%	39,729,284	23.35%	39,729,284	23.39%
First State Investments Management (UK) Limited, First State Investments International Limited and their associates*	14,389,390	8.45%	14,056,799	8.26%	9,667,791	5.69%

*

Based on information provided to us by First State Investments Management (UK) Limited, as of March 31, 2015, they held an additional 2.43% of the aggregate shares of our Company in the form of ADSs in addition to the equity shares listed above.

As of March 31, 2015, we had 170,381,174 outstanding equity shares. As of March 31, 2015, there were 74,648 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2015, 16.89% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2015 we had approximately 65 registered shareholders and 12,415 beneficial shareholders of record in the United States.

7.B. Related party transactions

Refer to Note 28 of our consolidated financial statements.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated statement of financial position as of March 31, 2015 and 2014

•	Consolidated income statement for the years ended March 31, 2015, 2014 and 2013

•	Consolidated statement of comprehensive income for the years ended March 31, 2015, 2014 and 2013

•	Consolidated statement of changes in equity for the years ended March 31, 2015, 2014 and 2013

•	Consolidated statement of cash flows for the years ended March 31, 2015, 2014 and 2013

•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2015, our export revenues (i.e., revenues from all geographies other than India) were Rs.127,031 million, and accounted for 86% of our total revenues.

Legal Proceedings

Refer to Note 36 of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2013, 2014 and 2015, we paid cash dividends of Rs. 13.75, Rs.15.00 and Rs. 18.00 respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 12, 2015, the Board of Directors proposed a dividend per share of Rs.20 and aggregating to Rs.3,408 million plus an additional amount of Rs.694 million, which is intended to equal the applicable dividend tax, all of which is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs

Bonus Debentures

On March 31, 2010, our Board of Directors approved a scheme for the issuance (“in-kind”, i.e., for no cash consideration) to our shareholders of 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as our “bonus debentures”), to be effected by way of capitalization of our retained earnings. The scheme was subject to the successful receipt of necessary approvals of our shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, we issued these bonus debentures to our shareholders. These bonus debentures matured on March 24, 2014 and were redeemed by us for cash in an amount equal to their face value of Rs. 5 each, along with the third and final interest payment thereon. The aggregate principal payment for all such bonus debentures on March 24, 2014 was Rs.5,078 million.

8.B. Significant changes

In April 2015, we entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives. The purchased business was acquired on a slump sale basis (an Indian tax law concept which refers to the transfer of a business as a going concern without values being assigned to individual assets and liabilities). The transaction includes approximately 350 employees engaged in operations of the acquired India business. The acquisition is expected to strengthen our presence in the areas of dermatology, respiratory and pediatric products. The total purchase consideration was Rs.8,000 million. The acquisition was closed on June 16, 2015.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Information Regarding Price History

The following tables set forth the price history for our shares on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Year Ended March 31,	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
2011	1,855.00	1,160.00	41.80	24.17
2012	1,770.80	1,387.00	39.37	28.75
2013	1,968.60	1,528.00	36.73	27.28
2014	2,939.80	1,766.30	47.93	31.32
2015	3,662.00	2,250.00	59.02	38.23

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Quarter Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
June 30, 2013	2,230.00	1,766.30	38.74	32.78
September 30, 2013	2,471.70	2,025.00	39.95	31.32
December 31, 2013	2,554.00	2,313.00	41.42	38.00
March 31, 2014	2,939.80	2,460.00	47.93	39.39
June 30, 2014	2,783.00	2,250.00	46.24	38.23
September 30, 2014	3,353.85	2,598.10	53.67	43.03
December 31, 2014	3,662.00	2,883.40	59.02	45.67
March 31, 2015	3,570.00	3,010.00	58.25	47.52

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
October 31, 2014	3,280.00	2,883.40	52.79	45.67
November 30, 2014	3,635.00	3,172.75	58.85	51.92
December 31, 2014	3,662.00	3,060.00	59.02	48.34
January 31, 2015	3,400.00	3,013.55	54.65	47.52
February 28, 2015	3,431.00	3,010.00	54.60	49.01
March 31, 2015	3,570.00	3,308.00	58.25	53.14

(1)	Source: www.bseindia.com and www.adr.com, respectively.

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

10.B. Memorandum and articles of association

Dr. Reddy’s Laboratories Limited was incorporated under the Indian Companies Act, 1956. We are registered with the Registrar of Companies, Hyderabad, Telangana, India, with Company Identification No. L85195AP1984PLC004507. Our company’s registration number changed to L85195TG1984PLC004507 effective as of June 2, 2014.

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

For investments in the pharmaceutical sector, the Foreign Direct Investment limit is 100%. However, unlike Foreign Direct Investments in new pharmaceutical projects (sometimes called “greenfield” investments), Foreign Direct Investments in existing Indian pharmaceutical companies (sometimes called “brownfield” investments) are nonetheless subject to approval by the Foreign Investment Promotion Board (which can incorporate conditions for its approval at the time of grant). Thus, foreign ownership of up to 100% of our equity shares would be allowed but would require certain approvals.

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

As of March 31, 2015, FIIs held 38.86% of our equity shares and NRIs held 1.27% of our equity shares.

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

Subsequent transfer of shares

A person resident outside India holding the shares or debentures of an Indian company may transfer the shares or debentures so held by him, in compliance with the conditions specified in the relevant Schedule of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 (the “Foreign Exchange Management Regulations”) as follows:

(i)	A person resident outside India, not being a NRI or an OCB, may transfer by way of sale or gift, the shares or convertible debentures held by him or it to any person resident outside India;

(ii)

A NRI may transfer by way of sale or gift, the shares or convertible debentures held by that person to another NRI; provided that the person to whom the shares are being transferred has obtained prior permission of the Government of India to acquire the shares if he has a previous venture or tie up in India through an investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name called in the same field or allied field in which the Indian company whose shares are being transferred is engaged. Provided further that the restriction in clauses (i) and (ii) shall not apply to the transfer of shares to international financial institutions such as Asian Development Bank (“ADB”), International Finance Corporation (“IFC”), Commonwealth Development Corporation (“CDC”), Deutsche Entwicklungs Gesselschaft (“DEG”) and transfer of shares of an Indian company engaged in the Information Technology sector.

However, a transfer of shares from a NRI to a non-resident (who is not a not a NRI or OCB) requires the prior approval of the Reserve Bank of India.

(iii)

A person resident outside India holding the shares or convertible debentures of an Indian company in accordance with the Foreign Exchange Management Regulations, (a) may transfer such shares or convertible debentures to a person resident in India by way of gift; or (b) may sell such shares or convertible debentures on a recognized Stock Exchange in India through a registered broker.

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

The Ministry of Finance, Government of India, has enacted The Depository Receipts Scheme, 2014 (the “Depository Receipts Scheme”) effective as of December 15, 2014. In order to facilitate the issuance of depository receipts by Indian companies outside India, the Depository Receipts Scheme repeals the former provisions dealing with depository receipts in the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. The Depository Receipts Scheme now governs the issue or transfer of permissible securities to a foreign depository by eligible persons and defines the rights and duties of a foreign depository and obligations of a domestic custodian.

Fungibility of ADSs

A registered broker in India can purchase shares of an Indian company that issued ADSs, on behalf of a person residing outside India, for the purposes of converting the shares into ADSs.

The Depository Receipts Scheme states that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of depository receipts, along with permissible securities already held by persons resident outside lndia, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999. However, the Depository Receipts Scheme has not yet been fully implemented.

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

Taxation of Distributions.

a)

As per Section 10(34) of the Income-tax Act, dividends paid by Indian companies to their shareholders (whether resident in India or not) are not subject to tax in the hands of the shareholders. For periods prior to March 31, 2013, Indian companies were liable to pay a dividend distribution tax (“DDT”) at the rate of 16.22%, inclusive of applicable surcharges and a special levy called the “Education and Higher Education Cess” (hereinafter, the “education cess”). Effective April 1, 2013, the Finance Act, 2013 increased the surcharge on the DDT from 5% to 10%, which resulted in an increase in the effective rate of DDT from 16.22% to 16.995%. The Finance Act (No 2) 2014 amended section 115-O, which requires grossing up of the dividend amount distributed for purposes of computing DDT. Pursuant to the amendment, effective October 1, 2014, the effective rate of DDT increased from 16.995% to 19.994%, inclusive of surcharge and cess, and as a result, dividend amounts receivable by our shareholders after taxes are reduced. Furthermore, as a result of the increase in rate of surcharge in the Finance Act, 2015, effective April 1, 2015, the effective rate of DDT has further increased from 19.994% to 20.3576%.

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

Service Tax. Brokerage fees or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority. Effective June 1, 2015, the Finance Act 2015 increased the rate of service tax from 12.36% (inclusive of surcharge and cess) to a consolidated rate of 14%. Furthermore, the Finance Act 2015 has also introduced a “Swachh Bharat Cess” on all or certain taxable services (as determined by the revenue department of the Government of India) at a rate of 2% on the value of such taxable services, the notification for which is still awaited.

United States Federal Taxation

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or organized in the United States or under the laws of the United States or any state thereof or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets (generally, property held for investment). In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, certain financial institutions, regulated investment companies, real estate investment trusts, broker dealers, traders in securities that elect to use the mark–to-market method of accounting, United States expatriates, persons liable for alternative minimum tax, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollars, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a straddle, hedging, conversion or integrated transaction or holders of 10% or more, by voting power or value, of our shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, any of which could affect the tax consequences described below. This summary does not address the U.S. federal tax laws other than income or estate tax, and does not address U.S. state or local or non-U.S. tax laws.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSS.

Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will generally be treated as the holders of equity shares represented by such ADSs. Accordingly, the conversion of ADSs into equity shares will not be subject to United States federal income tax.

Dividends. Subject to the passive foreign investment company rules described below, except for ADSs or equity shares, if any, distributed pro rata to all of our shareholders, including holders of ADSs, the gross amount of any distributions of cash or property with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders in respect of dividends received from other United States corporations. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain.

With respect to certain non-corporate U.S. holders, subject to certain limitations, including certain limitations based on taxable income and filing status, qualifying dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes and certain holding period requirements are met (including the requirement that the non-corporate U.S. holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are traded on the New York Stock Exchange, an established securities market in the United States as identified by Internal Revenue Service guidance. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on the New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States.

EACH U.S. HOLDER SHOULD CONSULT ITS OWNS TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDCUED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND.

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

Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. In the case of capital losses, a U.S. holder is eligible to claim a capital loss deduction subject to significant limitations. If a U.S. holder is unable to claim these losses on its, his or her U.S. Federal Tax Return, the U.S. holder may be eligible to carryover the amount of the unused capital loss to future years, subject to additional limitations provided under U.S. tax regulations. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the current fiscal year ended March 31, 2015. Because this determination is made on an annual basis and depends on a variety of factors (including the value of the ADS), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

Components of Market Risk

Foreign Exchange Rate Risk

Our foreign exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles, Venezuelan bolivars, British pound sterling and Euros) and foreign currency borrowings in U.S. dollars, Russian roubles and Euros. A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecasted transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2015:

Category	Instrument	Currency	Cross Currency	Amounts in millions	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	USD	RON	USD 10.0	Buy
	Forward contract	USD	INR	USD 146.9	Sell
	Forward contract	USD	RUB	USD 20.0	Buy
	Forward contract	USD	RUB	USD 20.0	Sell
	Forward contract	EUR	USD	EUR 35.0	Sell
	Forward contract	EUR	USD	EUR 6.0	Buy
	Option contract	USD	INR	USD 90.0	Sell
Hedges of highly probable forecasted transactions	Forward contract	USD	INR	USD 30.0	Sell
	Forward contract	RUB	INR	RUB 300.0	Sell
	Option contract	USD	INR	USD 250.0	Sell

Sensitivity Analysis of Exchange Rate Risk.

In respect of our forward, option and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1,308/(631) million increase/(decrease) in our hedging reserve and an approximately Rs.1,598/(1,790) million increase/(decrease) in our net profit as at March 31, 2015.

For a detailed analysis of our foreign exchange rate risk, please refer to Notes 29 and 30 in our consolidated financial statements.

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

Interest Rate Risk

As of March 31, 2015, we had foreign currency loans of Rs.37,419 million carrying a floating interest rate. These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile.

The interest rate profile of our short term borrowings from banks is as follows:

As at March 31,
	2015		2014
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + 10 to 40 bps	USD	LIBOR + 25 to 85 bps
	EURO	LIBOR + 7.5 to 20 bps	EURO	LIBOR + 20 bps
	RUB	9.80% to 22.30%	RUB	7.20% to 7.75%
	—	— —	RUB INR	Mosprime + 60 bps 9.50% to 10%
Other foreign currency borrowings	—	—	EURO	LIBOR + 90 bps
Other rupee borrowings	INR	10%	—	—

The interest rate profile of our long-term loans and borrowings is as follows:

	As at March 31,
	2015		2014
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD GBP	LIBOR+100 to 125 bps LIBOR+130 bps	USD GBP	LIBOR+100 to 179 bps LIBOR+130 bps

Maturity profile.

The aggregate maturities of interest-bearing long term loans and borrowings, based on contractual maturities, as of March 31, 2015 are as follows:

Maturing in the year ending March 31,	Foreign currency loan	Obligations under finance leases	Total
2016	Rs.6,875	Rs.87	Rs.6,962
2017	4,177	89	4,266
2018	1,875	82	1,957
2019	7,500	48	7,548
2020	—	44	44
Thereafter	—	512	512

	Rs.20,427	Rs.862	Rs.21,289

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

Not applicable.

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

The amount of such expenses incurred by the Depositary.

As provided in the Deposit Agreement, the Depositary may charge fees for making cash and other distributions to holders by deduction from distributable amounts or by selling a portion of the distributable property. The Depositary may generally refuse to provide services until its fees for those services are paid.

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2015, the Depositary reimbursed us an amount of U.S.$384,380.92 towards such expenses (inclusive of withholding tax of an amount of U.S.$115,314.28). The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2015.

Category of expenses	Amount reimbursed during the year ended March 31, 2015
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$	384,380.92
Listing fees		—
Investor relations		—
Advertising and public relations		—
Broker reimbursements		—

Indirect Payments

As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice which are estimated to total U.S.$300,000. The Depositary has also paid the following expenses on our behalf: U.S.$93,985.25. Under certain circumstances, including termination of our ADS program prior to May 11, 2015, we are required to repay to the Depositary amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that the Depositary has agreed to waive and/or expenses that the Depositary has paid during the year ended March 31, 2015.

Category Expenses	Amount Reimbursed during the Year Ended March 31, 2015
Third-party expenses paid directly	U.S.$45,000 towards NYSE listing fee and U.S.$20,789.68 towards broker reimbursements(1), postage, printing and Depositary Trust Company report fees. These expenses are net of U.S.$28,195.57 towards withholding tax.
Fees waived	Up to U.S.$300,000 per year.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2015, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2015 based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”).

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2015.

The effectiveness of our internal control over financial reporting as of March 31, 2015 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/G.V. Prasad	/s/Saumen Chakraborty
Co-Chairman and Chief Executive Officer	President and Chief Financial Officer

(c)	Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited Dr. Reddy’s Laboratories Limited’s (“the Company”) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2015 and 2014, and the related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015 and our report dated June 17, 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hyderabad, India

June 17, 2015

(d)	Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM  16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of our Board of Directors is entirely composed of independent directors and brings in expertise in the fields of finance, economics, human resource development, strategy and management. Please see “Item 6. Directors, Senior Management and Employees” for the experience and qualifications of the members of the Audit Committee of our Board of Directors. Our Board of Directors has determined that Mr. Sridar Iyengar is an audit committee financial expert, as defined in Item 401(h) of Regulation S-K, and is independent pursuant to applicable NYSE rules.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “CoBE”), which applies to all of the Directors, executive officers and employees of our company and its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarize themselves with the CoBE and comply with its standards. The CoBE is available on our corporate website at http://www.drreddys.com/investors/cobe.html. We have formulated an Ombudsperson Policy which functions in coordination with the CoBE and provides guidance for employees and others to raise their concerns with stated designated personnel. The Ombudsperson Policy includes certain anti-retaliation safeguards designed to protect persons who use its mechanisms to raise concerns in good faith.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the years ended March 31, 2015 and 2014, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Year Ended March 31,
Type of Service	2015	2014	Description of Services
(Rs. in millions)
Audit fees	Rs.78.13	Rs.80.42	Audit and review of financial statements
Audit related fees	6.40	—	Due diligence and other related services
Tax fees	1.40	1.21	Tax returns filing and transfer pricing related services
All other fees	1.87	1.47	Statutory certifications and other matters.

Total	Rs.87.80	Rs.83.10

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended March 31, 2015, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.

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

We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements. We have evaluated the performance of the Nomination, Governance and Compensation Committee.

Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.

We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements. We have evaluated the performance of our Nomination, Governance and Compensation Committee.

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

We have an Audit Committee composed of four members, all being independent directors. The committee has a written charter that meets these requirements. We also have an internal audit function. We have evaluated the performance of our Audit Committee.

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

Listed companies must solicit proxies for all meetings of shareholders.

We do not solicit proxies because we are prohibited from doing so under Section 105 of the Indian Companies Act, 2013. However, we give each of our shareholders written notices of all of our shareholder meetings.

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

We filed our most recent annual written affirmation, in the form specified by NYSE, on July 2, 2014.

• an audit committee member who was deemed independent is no longer independent;

• a member has been added to the audit committee;

• the listed company or a member of its audit committee is eligible to rely on and is choosing to rely on a Securities Exchange Act Rule 10A-3 (“Rule 10A-3”) exemption;

Standard for U.S. NYSE Listed Companies	Our practice

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2015 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F-1
• Consolidated statement of financial position as of March 31, 2015 and 2014	F-2
• Consolidated income statement for the years ended March 31, 2015, 2014 and 2013	F-4
• Consolidated statement of comprehensive income for the years ended March 31, 2015, 2014 and 2013	F-5
• Consolidated statement of changes in equity for the years ended March 31, 2015, 2014 and 2013	F-6
• Consolidated statement of cash flows for the years ended March 31, 2015, 2014 and 2013	F-9
• Notes to the consolidated financial statements	F-10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited the accompanying consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2015 and 2014, and the related consolidated income statement, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2015, and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dr. Reddy’s Laboratories Limited’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 17, 2015 expressed an unqualified opinion on the effectiveness of Dr. Reddy’s Laboratories Limited’s internal control over financial reporting.

KPMG

Hyderabad, India

June 17, 2015

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2015		March 31, 2015		March 31, 2014
		Unaudited convenience translation into U.S.$ (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	14	U.S.$	87	Rs.	5,394	Rs.	8,451
Other investments	10		550		34,259		25,083
Trade and other receivables	12		654		40,755		33,037
Inventories	11		410		25,529		23,992
Derivative financial instruments	29		13		800		554
Current tax assets			29		1,819		1,298
Other current assets	13		181		11,282		11,332

Total current assets		U.S.$	1,923	Rs.	119,838	Rs.	103,747

Non-current assets
Property, plant and equipment	6	U.S.$	772	Rs.	48,090		Rs.44,424
Goodwill	7		54		3,380		3,428
Other intangible assets	8		209		13,050		11,269
Investment in equity accounted investees	9		17		1,033		806
Other investments – non-current	10		45		2,817		0
Deferred tax assets	26		93		5,792		6,054
Other non-current assets	13		12		762		495

Total non-current assets		U.S.$	1,202	Rs.	74,924	Rs.	66,476

Total assets		U.S.$	3,126	Rs.	194,762	Rs.	170,223

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	21	U.S.$	171	Rs.	10,660	Rs.	10,503
Derivative financial instruments	29		7		462		305
Current tax liabilities			40		2,506		1,192
Short-term borrowings	17		351		21,857		20,607
Long-term borrowings, current portion	17		112		6,962		3,395
Provisions	20		68		4,231		2,819
Other current liabilities	22		278		17,317		15,242

Total current liabilities		U.S.$	1,027	Rs.	63,995	Rs.	54,063

Non-current liabilities
Long-term borrowings, excluding current portion	17	U.S.$	230	Rs.	14,307	Rs.	20,740
Provisions – non-current	20		1		53		92
Deferred tax liabilities	26		29		1,779		2,744
Other non-current liabilities	22		53		3,326		1,783

Total non-current liabilities		U.S.$	312	Rs.	19,465	Rs.	25,359

Total liabilities		U.S.$	1,339	Rs.	83,460	Rs.	79,422

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2015		March 31, 2015		March 31, 2014
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Equity
Share capital	15	U.S.$	14	Rs.	852	Rs.	851
Equity shares held by controlled trust			—		—		(5)
Share premium			356		22,178		21,553
Share based payment reserve			17		1,081		1,008
Retained earnings			1,342		83,643		65,051
Debenture redemption reserve			—		—		—
Other components of equity			57		3,548		2,343

Total equity		U.S.$	1,786	Rs.	111,302	Rs.	90,801

Total liabilities and equity		U.S.$	3,126	Rs.	194,762	Rs.	170,223

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except share and per share data)

		For the Year Ended March 31,
Particulars	Note	2015		2015		2014		2013
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Revenues	23	U.S.$	2,378	Rs.	148,189	Rs.	132,170	Rs.	116,266
Cost of revenues			1,008		62,786		56,369		55,687

Gross profit			1,371		85,403		75,801		60,579

Selling, general and administrative expenses			683		42,585		38,783		34,272
Research and development expenses			280		17,449		12,402		7,674
Other (income)/expense, net	24		(15)		(917)		(1,416)		(2,479)

Total operating expenses			949		59,117		49,769		39,467

Results from operating activities			422		26,286		26,032		21,112
Finance income			45		2,774		1,674		1,478
Finance expense			(18)		(1,092)		(1,274)		(1,018)

Finance (expense)/income, net	25		27		1,682		400		460

Share of profit of equity accounted investees, net of tax	9		3		195		174		104

Profit before tax			452		28,163		26,606		21,676
Tax expense	26		(96)		(5,984)		(5,094)		(4,900)

Profit for the year			356		22,179		21,512		16,776

Attributable to:
Equity holders of the Company			356		22,179		21,515		16,777
Non-controlling interest			—		—		(3)		(1)

Profit for the year		U.S.$	356	Rs.	22,179	Rs.	21,512	Rs.	16,776

Earnings per share:	16
Basic earnings per share of Rs.5/- each		U.S.$	2.09	Rs.	130.22	Rs.	126.52	Rs.	98.82
Diluted earnings per share of Rs.5/- each		U.S.$	2.08	Rs.	129.75	Rs.	126.04	Rs.	98.44
Weighted average number of equity shares used in computing earnings per share:	16
Basic					170,314,506		170,044,518		169,777,458
Diluted					170,933,433		170,695,017		170,432,680

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the Year Ended March 31,
Particulars	2015		2015		2014		2013
	Unaudited convenience translation into U.S.$ (See Note 2(d))
Profit for the year	U.S.$	356	Rs.	22,179	Rs.	21,512	Rs.	16,776
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post-employment benefit obligations	U.S.$	(1)	Rs.	(47)	Rs.	68	Rs.	(211)
Tax on items that will not be reclassified to profit or loss		0		16		(20)		68

Total items that will not be reclassified to profit or loss	U.S.$	(1)	Rs.	(31)	Rs.	48	Rs.	(143)

Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$	23	Rs.	1,429	Rs.	40	Rs.	34
Foreign currency translation adjustments		(3)		(196)		554		197
Effective portion of changes in fair value of cash flow hedges, net		2		99		(1,650)		1,697
Tax on items that may be reclassified subsequently to profit or loss		(2)		(96)		64		(741)

Total items that may be reclassified subsequently to profit or loss	U.S.$	20	Rs.	1,236	Rs.	(992)	Rs.	1,187

Other comprehensive income/(loss) for the year, net of tax	U.S.$	19	Rs.	1,205	Rs.	(944)	Rs.	1,044

Total comprehensive income for the year	U.S.$	375	Rs.	23,384	Rs.	20,568	Rs.	17,820
Attributable to:
Equity holders of the Company		375		23,384		20,567		17,822
Non-controlling interest		—		—		1		(2)

Total comprehensive income for the year	U.S.$	375	Rs.	23,384	Rs.	20,568	Rs.	17,820

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

Particulars	Share capital			Share premium		Fair value reserve
	Shares	Amount		Amount		Amount
Balance as of April 1, 2012	169,560,346	Rs.	848	Rs.	20,934	Rs.	30
Issue of equity shares on exercise of options	276,129		1		280		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Transfer to debenture redemption reserve	—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.12	—		—		—		22
Foreign currency translation adjustments, net of tax expense of Rs.7	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.722	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.68	—		—		—		—
Non-controlling interest arising on business combination	—		—		—		—
Acquisition of non-controlling interests	—		—		—		—

Balance as of March 31, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52

Balance as of April 1, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52
Issue of equity shares on exercise of options	272,393		2		339		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Transfer to debenture redemption reserve	—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.14	—		—		—		26
Foreign currency translation adjustments, net of tax expense of Rs.2	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense Rs.20	—		—		—		—
Acquisition of non-controlling interests	—		—		—		—
Transfer to general reserve	—		—		—		—

Balance as of March 31, 2014	170,108,868	Rs.	851	Rs.	21,553	Rs.	78

Balance as of April 1, 2014	170,108,868	Rs.	851	Rs.	21,553	Rs.	78
Issue of equity shares on exercise of options	272,306		1		429		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Sale of equity shares held by controlled trust(1)	—		—		196		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366	—		—		—		1,063
Foreign currency translation adjustments, net of tax benefit of Rs.174	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit Rs.16	—		—		—		—

Balance as of March 31, 2015	170,381,174	Rs.	852	Rs.	22,178	Rs.	1,141

Unaudited convenience translation into U.S.$ (See Note 2(d))		U.S.$	14	U.S.$	356	U.S.$	18

[Continued on next page]

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

[Continued from above table, first column repeated]

Particulars	Foreign currency translation reserve		Hedging reserve		Share based payment reserve		Equity shares held by a controlled trust
	Amount		Amount		Amount		Amount
Balance as of April 1, 2012	Rs.	3,737	Rs.	(1,365)	Rs.	801	Rs.	(5)
Issue of equity shares on exercise of options		—		—		(280)		—
Share based payment expense		—		—		390		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Transfer to debenture redemption reserve		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.12		—		—		—		—
Foreign currency translation adjustments, net of tax expense of Rs.7		191		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.722		—		975		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.68		—		—		—		—
Non-controlling interest arising on business combination		—		—		—		—
Acquisition of non-controlling interests		—		—		—		—

Balance as of March 31, 2013	Rs.	3,928	Rs.	(390)	Rs.	911	Rs.	(5)

Balance as of April 1, 2013	Rs.	3,928	Rs.	(390)	Rs.	911	Rs.	(5)
Issue of equity shares on exercise of options		—		—		(339)		—
Share based payment expense		—		—		436		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Transfer to debenture redemption reserve		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.14		—		—		—		—
Foreign currency translation adjustments, net of tax expense of Rs.2		549		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80		—		(1,570)		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.20		—		—		—		—
Acquisition of non-controlling interests		—		—		—		—
Transfer to general reserve		—		—		—		—

Balance as of March 31, 2014	Rs.	4,477	Rs.	(1,960)	Rs.	1,008	Rs.	(5)

Balance as of April 1, 2014	Rs.	4,477	Rs.	(1,960)	Rs.	1,008	Rs.	(5)
Issue of equity shares on exercise of options		—		—		(425)		—
Share based payment expense		—		—		498		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Sale of equity shares held by controlled trust(1)		—		—		—		5
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366		—		—		—		—
Foreign currency translation adjustments, net of tax benefit of Rs.174		(22)		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96		—		195		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.16		—		—		—		—

Balance as of March 31, 2015	Rs.	4,455	Rs.	(1,765)	Rs.	1,081	Rs.	—

Unaudited convenience translation into U.S.$ (See Note 2(d))	U.S.$	72	U.S.$	(28)	U.S.$	17	U.S.$	—

[Continued on next page]

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

[Continued from above table, first column repeated]

Particulars	Retained earnings		Debenture redemption reserve		Non- controlling interests		Actuarial gains/ (losses)		Total
	Amount		Amount		Amount		Amount		Amount
Balance as of April 1, 2012	Rs.	31,599	Rs.	865	Rs.	—	Rs.	(157)	Rs.	57,287
Issue of equity shares on exercise of options		—		—		—		—		1
Share based payment expense		—		—		—		—		390
Profit for the period		16,777		—		(1)		—		16,776
Dividend paid (including corporate dividend tax)		(2,714)		—		—		—		(2,714)
Transfer to debenture redemption reserve		(846)		846		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.12		—		—		—		—		22
Foreign currency translation adjustments, net of tax expense of Rs.7		—		—		(1)		—		190
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.722		—		—		—		—		975
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.68		—		—		—		(143)		(143)
Non-controlling interest arising on business combination		—		—		132		—		132
Acquisition of non-controlling interests		(1)		—		(110)		—		(111)

Balance as of March 31, 2013	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805

Balance as of April 1, 2013	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805
Issue of equity shares on exercise of options		—		—		—		—		2
Share based payment expense		—		—		—		—		436
Profit for the period		21,515		—		(3)		—		21,512
Dividend paid (including corporate dividend tax)		(2,985)		—		—		—		(2,985)
Transfer to debenture redemption reserve		(828)		828		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.14		—		—		—		—		26
Foreign currency translation adjustments, net of tax expense of Rs.2		—		—		3		—		552
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80		—		—		—		—		(1,570)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.20		—		—		—		48		48
Acquisition of non-controlling interests		(5)		—		(20)		—		(25)
Transfer to general reserve		2,539		(2,539)		—		—		—

Balance as of March 31, 2014	Rs.	65,051	Rs.	—	Rs.	—	Rs.	(252)	Rs.	90,801

Balance as of April 1, 2014	Rs.	65,051	Rs.	—	Rs.	—	Rs.	(252)	Rs.	90,801
Issue of equity shares on exercise of options		—		—		—		—		5
Share based payment expense		—		—		—		—		498
Profit for the period		22,179		—		—		—		22,179
Dividend paid (including corporate dividend tax)		(3,587)		—		—		—		(3,587)
Sale of equity shares held by controlled trust(1)		—		—		—		—		201
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366		—		—		—		—		1,063
Foreign currency translation adjustments, net of tax benefit of Rs.174		—		—		—		—		(22)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96		—		—		—		—		195
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.16		—		—		—		(31)		(31)

Balance as of March 31, 2015	Rs.	83,643	Rs.	—	Rs.	—	Rs.	(283)	Rs.	111,302

Unaudited convenience translation into U.S.$ (See Note 2(d))	U.S.$	1,342	U.S.$	—	U.S.$	—	U.S.$	(5)	U.S.$	1,786

(1)

During the year ended March 31, 2015, the Company disposed of all of the shares held by its controlled trust for a total consideration of Rs.201. A gain of Rs.196 arising from this transaction is recorded in share premium.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, except share and per share data and where otherwise stated)

	For the Year Ended March 31,
	2015		2015		2014		2013
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	356	Rs.	22,179	Rs.	21,512	Rs.	16,776
Adjustments for:
Income tax expense		96		5,984		5,094		4,900
Dividend and profit on sale of investments		(12)		(755)		(217)		(213)
Depreciation and amortization		130		8,100		7,106		5,549
Impairment loss/(reversal of impairment loss) on other intangible assets		10		629		(497)		507
Impairment loss on goodwill		—		—		—		181
Inventory write-downs		58		3,635		1,941		1,887
Allowance for doubtful trade and other receivables		3		168		162		107
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net		2		144		(53)		(143)
Allowance for sales returns		57		3,535		2,454		2,068
Share of profit of equity accounted investees		(3)		(195)		(174)		(104)
Exchange (gain)/loss, net		24		1,516		(1,014)		(23)
Interest expense, net		0		31		189		118
Share based payment expense		8		498		436		390
Changes in operating assets and liabilities:
Trade and other receivables		(175)		(10,905)		118		(6,340)
Inventories		(87)		(5,447)		(3,971)		(3,870)
Trade and other payables		1		55		(2,130)		1,845
Other assets and other liabilities		20		1,257		(4,406)		(4,781)

Cash generated from operations		488		30,431		26,550		18,854
Income tax paid		(87)		(5,396)		(7,087)		(5,537)

Net cash from operating activities	U.S.$	402	Rs.	25,033	Rs.	19,463	Rs.	13,317

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$	(150)	Rs.	(9,339)	Rs.	(10,081)	Rs.	(6,670)
Proceeds from sale of property, plant and equipment		3		172		85		64
Expenditure on other intangible assets		(96)		(5,988)		(546)		(666)
Proceeds from sale of other intangible assets		—		—		29		254
Purchase of other investments		(858)		(53,466)		(44,811)		(27,878)
Proceeds from sale of other investments		725		45,176		37,721		21,850
Cash paid for acquisition of business, net of cash acquired		(4)		(276)		—		(1,746)
Interest and dividend received		13		817		983		848

Net cash used in investing activities	U.S.$	(368)	Rs.	(22,904)	Rs.	(16,620)	Rs.	(13,944)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$	0	Rs.	5	Rs.	2	Rs.	1
Proceeds from sale of equity shares held by a controlled trust		3		201		—		—
Proceeds from/(repayment of) of short term borrowings, net		65		4,068		(858)		2,329
Proceeds from long term borrowings		—		—		10,100		—
Repayment of long term borrowings		(60)		(3,716)		(207)		(36)
Redemption of bonus debentures (See Note 32)		—		—		(5,078)		—
Dividend paid (including corporate dividend tax)		(58)		(3,587)		(2,985)		(2,714)

Cash paid for acquisition of non-controlling interests		—		—		(25)		(111)
Interest paid		(17)		(1,090)		(1,166)		(1,261)

Net cash used in financing activities	U.S.$	(66)	Rs.	(4,118)	Rs.	(217)	Rs.	(1,792)

Net increase/(decrease) in cash and cash equivalents		(32)		(1,989)		2,626		(2,419)
Effect of exchange rate changes on cash and cash equivalents		(17)		(1,068)		771		94
Cash and cash equivalents at the beginning of the period (See Note 14)		136		8,451		5,054		7,379

Cash and cash equivalents at the end of the period (See Note 14)	U.S.$	87	Rs.	5,394	Rs.	8,451	Rs.	5,054

Supplemental schedule of non-cash investing and financing activities:
Investment in shares of Curis, Inc. (See Note 33)	U.S.$	23	Rs.	1,452	Rs.	—	Rs.	—
Property, plant and equipment and intangibles purchased on credit during the year, including contingent consideration on purchase of intangibles		5		323		469		278
Property, plant and equipment purchased under capital lease		2		107		195		57

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Venezuela and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2015 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared for the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2015. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 17, 2015.

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

•	long term borrowings, except obligations under finance leases, are measured at amortized cost using the effective interest rate method; and

•	investments in jointly controlled entities which are accounted for using the equity method.

c. Functional and presentation currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

d. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2015 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.62.31, as published by the Federal Reserve Board of Governors on March 31, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s independent auditors.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 3(b) — Assessment of functional currency;

•	Note 3(c) and 29 — Financial instruments;

•	Notes 3(d) — Business combinations;

•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;

•	Note 3(h) — Valuation of inventories;

•	Notes 3(i), 7 and 8— Measurement of recoverable amounts of cash-generating units;

•	Note 3 (j) and 18 — Assets and obligations relating to employee benefits;

•	Note 3(k) — Provisions;

•	Note 3(l) — Sales returns, rebates and charge back provisions;

•	Note 3(o) — Evaluation of recoverability of deferred tax assets; and

•	Note 36 — Contingencies

f. Changes in accounting policies

During the year ended March 31, 2014, the Company adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of April 1, 2013:

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

a. Basis of consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) that are controlled by the Company. Control exists when the Company is exposed to, or has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. For the purpose of preparing these consolidated financial statements, the accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Company.

Associates and joint arrangements (equity accounted investees)

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entities but is not control or joint control of those policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity.

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

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full while preparing these consolidated financial statements. Unrealized gains or losses arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.

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

b. Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in the consolidated income statement in the period in which they arise.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

c. Financial instruments (continued)

Others

Other non-derivative financial instruments are initially recognized at fair value. Subsequent to initial recognition, these assets are measured at amortized cost using the effective interest method, less any impairment losses.

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

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Venezuelan bolivars and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

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

Acquired research and development intangible assets which are under development, are recognized as In-Process Research and Development assets (“IPR&D”). IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated income statement under “Research and Development expenses”.

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

g. Leases

At the inception of each lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

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

Significant financial assets are tested for impairment on an individual basis. All impairment losses/(reversals of impairment losses) are recognized in the consolidated income statement.

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

An impairment loss is recognized in the consolidated income statement if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

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

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. The current service cost of the defined benefit plan, recognized in the income statement in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognizedimmediately in income. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the income statement. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

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

Other long-term employee benefits

The Company’s net obligation in respect of other long term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognized in the statement of profit and loss in the period in which they arise.

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

Revenue from sales of generic products in India is recognized upon delivery of products to distributors by clearing and forwarding agents of the Company. Significant risks and rewards in respect of ownership of generic products are transferred by the Company when the goods are delivered to distributors from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them. Revenue from sales of active pharmaceutical ingredients and intermediates in India is recognized on delivery of products to customers (generally formulation manufacturers), from the factories of the Company. Revenue from export sales and other sales outside of India is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which occurs upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

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

Revenue in an amount equal to the base purchase price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available. Otherwise, recognition is deferred to a subsequent period pending satisfaction of such collectability and measurability requirements. In measuring the amount of profit share revenue to be recognized for each period, the Company uses all available information and evidence, including any confirmations from the business partner of the profit share amount owed to the Company, to the extent made available before the date the Company’s Board of Directors authorizes the issuance of its financial statements for the applicable period.

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

s. Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

Amendments to IAS 16 Property, plant and equipment and IAS 38 Intangible assets

In May 2014, the IASB issued limited-scope amendments to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”, to clarify the use of a revenue-based depreciation or amortization method. With respect to property, plant and equipment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. With respect to intangible assets, the amended standard incorporates a rebuttable presumption that an amortization method based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

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

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

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

(v) Derivatives

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company’s reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s differentiated formulations business, New Chemical Entities (“NCEs”) business, and the dermatology focused specialty business operated through Promius™ Pharma.

Others. This includes the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through Investigational New Drug (“IND”) filing.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Proprietary Products
	2015		2014		2013		2015		2014		2013		2015		2014		2013
Revenue (1)	Rs.	120,556	Rs.	105,164	Rs.	82,563	Rs.	25,456	Rs.	23,974	Rs.	30,702	Rs.	1,013	Rs.	1,778	Rs.	1,468
Gross profit	Rs.	78,553	Rs.	69,148	Rs.	48,721	Rs.	5,709	Rs.	4,848	Rs.	9,970	Rs.	812	Rs.	1,606	Rs.	1,324
Selling, general and administrative expenses
Research and development expenses
Other (income)/expense, net
Results from operating activities
Finance (expense)/income, net
Share of profit of equity accounted investees, net of tax
Profit before tax
Tax expense
Profit for the year

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

[Continued from above table, first column repeated]

Information about segments:	For the Year Ended March 31,
Reportable segments	Others						Total
	2015		2014		2013		2015		2014		2013
Revenue (1)	Rs.	1,164	Rs.	1,254	Rs.	1,533	Rs.	148,189	Rs.	132,170	Rs.	116,266
Gross profit	Rs.	329	Rs.	199	Rs.	564	Rs.	85,403	Rs.	75,801	Rs.	60,579
Selling, general and administrative expenses								42,585		38,783		34,272
Research and development expenses								17,449		12,402		7,674
Other (income)/expense, net								(917)		(1,416)		(2,479)

Results from operating activities							Rs.	26,286	Rs.	26,032	Rs.	21,112
Finance (expense)/income, net								1,682		400		460
Share of profit of equity accounted investees, net of tax								195		174		104

Profit before tax							Rs.	28,163	Rs.	26,606	Rs.	21,676
Tax expense								(5,984)		(5,094)		(4,900)

Profit for the year							Rs.	22,179	Rs.	21,512	Rs.	16,776

(1)

Revenue for the year ended March 31, 2015 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of Rs.6,904 (as compared to Rs.5,601 and Rs.5,584 for the years ended March 31, 2014 and 2013, respectively).

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customer:

	For the Year Ended March 31,
	2015		2014		2013
Geography
North America (the United States and Canada)	Rs.	70,898	Rs.	61,409	Rs.	45,736
India		21,158		19,502		19,198
Europe		18,284		16,483		20,262
Russia and other countries of the former Soviet Union		17,713		19,819		16,908
Others		20,136		14,957		14,162

	Rs.	148,189	Rs.	132,170	Rs.	116,266

Analysis of revenue within the Global Generics segment:

The following table shows the distribution of revenues of the Company’s Global Generics segment by geography, based on the location of the customer:

	For the Year Ended March 31,
	2015	2014	2013
Geography
North America (the United States and Canada)	Rs.64,723	Rs.55,303	Rs.37,846
India	17,870	15,713	14,560
Europe	7,193	6,970	7,716
Russia and other countries of the former Soviet Union	17,713	19,819	16,908
Others	13,057	7,359	5,533

	Rs.120,556	Rs.105,164	Rs.82,563

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

An analysis of revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2015		2014		2013
Gastrointestinal	Rs.	21,524	Rs.	20,793	Rs.	21,007
Oncology		19,459		14,970		3,508
Cardiovascular		17,569		14,962		11,445
Pain Management		16,591		15,808		14,295
Central Nervous System		14,935		12,094		9,357
Anti-Infective		8,393		6,310		7,160
Others		22,085		20,227		15,791

Total	Rs.	120,556	Rs.	105,164	Rs.	82,563

Analysis of revenue within the PSAI segment:

The following table shows the distribution of revenues of the Company’s PSAI segment by geography, based on the location of the customer:

	For the Year Ended March 31,
	2015		2014		2013
Geography
Europe	Rs.	10,507	Rs.	9,058	Rs.	12,007
North America (the United States and Canada)		4,605		3,820		5,744
India		3,288		3,787		4,638
Others		7,056		7,309		8,313

	Rs.	25,456	Rs.	23,974	Rs.	30,702

An analysis of revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2015	2014	2013
Cardiovascular	Rs.4,695	Rs.5,126	Rs.7,487
Oncology	4,274	1,958	3,132
Pain Management	3,793	4,150	3,872
Central Nervous System	2,800	3,686	6,215
Anti-Infective	2,338	3,198	2,764
Gastrointestinal	1,395	1,816	2,392
Others	6,161	4,040	4,840

Total	Rs.25,456	Rs.23,974	Rs.30,702

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Analysis of assets by geography:

The following table shows the distribution of the Company’s non-current assets, other than financial instruments and deferred tax assets, based on the location of assets:

	As of March 31,
	2015		2014
Geography
India	Rs.	41,948	Rs.	38,301
North America (the United States and Canada)		7,552		7,372
Europe		12,986		11,389
Russia and other countries of the former Soviet Union		547		507
Others		2,520		2,358

	Rs.	65,553	Rs.	59,927

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by geography, based on the location of assets:

	For the Year Ended March 31,
	2015		2014
Geography
India	Rs.	9,215	Rs.	9,051
North America (the United States and Canada)		814		1,370
Europe		5,406		777
Russia and other countries of the former Soviet Union		147		309
Others		284		68

	Rs.	15,866	Rs.	11,575

Analysis of depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2015		2014		2013
Global Generics	Rs.	2,044	Rs.	1,762	Rs.	1,404
PSAI		2,034		1,920		1,489
Proprietary Products		—		—		—
Others		76		89		90

	Rs.	4,154	Rs.	3,771	Rs.	2,983

Information about major customers

Revenues from one of the customers of the Company’s Global Generics segment were approximately Rs.17,364 for the year ended March 31, 2015.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Computer equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as at April 1, 2013	Rs.	3,682	Rs.	12,167	Rs.	33,307	Rs.	1,471	Rs.	1,732	Rs.	599	Rs.	52,958
Acquisitions through business combination		—		—		—		—		—		—		—
Other additions		93		2,903		6,367		419		244		390		10,416
Disposals		(4)		(34)		(263)		(42)		(21)		(451)		(815)
Effect of changes in foreign exchange rates		53		283		483		31		34		1		885

Balance as at March 31, 2014	Rs.	3,824	Rs.	15,319	Rs.	39,894	Rs.	1,879	Rs.	1,989	Rs.	539	Rs.	63,444

Balance as at April 1, 2014	Rs.	3,824	Rs.	15,319	Rs.	39,894	Rs.	1,879	Rs.	1,989	Rs.	539	Rs.	63,444
Acquisitions through business combination		—		—		22		—		10		—		32
Other additions		12		1,353		8,472		327		216		169		10,549
Disposals		—		(37)		(1,069)		(175)		(37)		(79)		(1,397)
Effect of changes in foreign exchange rates		(47)		(130)		(379)		(28)		(30)		(3)		(617)

Balance as at March 31, 2015	Rs.	3,789	Rs.	16,505	Rs.	46,940	Rs.	2,003	Rs.	2,148	Rs.	626	Rs.	72,011

Depreciation
Balance as at April 1, 2013	Rs.	—	Rs.	2,180	Rs.	16,242	Rs.	1,004	Rs.	1,382	Rs.	405	Rs.	21,213
Depreciation for the year		—		621		3,611		228		223		121		4,804
Disposals		—		(23)		(245)		(41)		(17)		(254)		(580)
Effect of changes in foreign exchange rates		—		53		159		24		22		0		258

Balance as at March 31, 2014	Rs.	—	Rs.	2,831	Rs.	19,767	Rs.	1,215	Rs.	1,610	Rs.	272	Rs.	25,695

Balance as at April 1, 2014	Rs.	—	Rs.	2,831	Rs.	19,767	Rs.	1,215	Rs.	1,610	Rs.	272	Rs.	25,695
Depreciation for the year		—		701		4,401		272		237		109		5,720
Disposals		—		(3)		(827)		(156)		(24)		(72)		(1,082)
Effect of changes in foreign exchange rates		—		(57)		(183)		(23)		(27)		(3)		(293)

Balance as at March 31, 2015	Rs.	—	Rs.	3,472	Rs.	23,158	Rs.	1,308	Rs.	1,796	Rs.	306	Rs.	30,040

Net carrying value
As at April 1, 2013	Rs.	3,682	Rs.	9,987	Rs.	17,065	Rs.	467	Rs.	350	Rs.	194	Rs.	31,745
As at March 31, 2014	Rs.	3,824	Rs.	12,488	Rs.	20,127	Rs.	664	Rs.	379	Rs.	267	Rs.	37,749
Add: Capital-work-in-progress													Rs.	6,675
Total as at March 31, 2014													Rs.	44,424
As at March 31, 2015	Rs.	3,789	Rs.	13,033	Rs.	23,782	Rs.	695	Rs.	352	Rs.	320	Rs.	41,971
Add: Capital-work-in-progress													Rs.	6,119

Total as at March 31, 2015													Rs.	48,090

Capital commitments

As of March 31, 2015 and 2014, the Company was committed to spend Rs.4,173 and Rs.2,920, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2015 and 2014, the Company capitalized interest cost of Rs.31 and Rs.77, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2015 and 2014 was approximately 2.32% and 2.95%, respectively.

Assets acquired under finance leases

Property, plant and equipment include Rs.739 and Rs.973 of assets acquired (net of accumulated depreciation) under finance leases as of March 31, 2015 and 2014, respectively.

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

The following table presents the changes in goodwill during the years ended March 31, 2015 and 2014:

	As of March 31,
	2015		2014
Opening balance, gross (1)	Rs.	19,702	Rs.	19,467
Goodwill arising on business combinations during the year(2)		203		—
Effect of translation adjustments		(251)		235
Impairment loss(3)		(16,274)		(16,274)

Closing balance (1)	Rs.	3,380	Rs.	3,428

(1)	This does not include goodwill arising upon investment in an associate of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.
(2)

Represents excess of consideration paid over the fair value of the net assets acquired from Cherokee Pharma LLC during the year ended March 31, 2015. Total purchase consideration was Rs.292 and the fair value of the net assets acquired was Rs.89. The amount of goodwill is primarily attributable to the acquired workforce and expected synergies. The acquisition was not material to the Company and, accordingly, no further disclosures have been made in these consolidated financial statements.

(3)

The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company’s operating segment.

The carrying amount of goodwill (other than those arising upon investment in an associate) was allocated to cash generating units as follows:

	As of March 31,
	2015		2014
PSAI- Active Pharmaceutical Operations	Rs.	997	Rs.	997
PSAI- OctoPlus B.V.(1)		—		1,370
Global Generics- Complex Injectables (1)		1,113		—
Global Generics- North America Operations		989		779
Global Generics- Branded Formulations		168		168
Others		113		114

	Rs.	3,380	Rs.	3,428

(1)

Represents goodwill arising on the acquisition of OctoPlus B.V (formerly OctoPlus N.V.) (“OctoPlus”) during the year ended March 31, 2013. Since its acquisition by the Company, OctoPlus has been engaged in internal drug development projects as well as providing pharmaceutical development services to external customers. During the year ended March 31, 2015, the Company decided to significantly increase the utilization of OctoPlus’s technical know-how, its time and effort on internal drug development projects and scale-down its external pharmaceutical development services. Such change in the utilization of technical know-how also resulted in the change of composition of cash-generating unit to which the goodwill was allocated and the segment to which such goodwill belongs. Accordingly, the Company reallocated the goodwill to its Global Generics segment and determined that its complex injectables portfolio was the relevant cash generating unit for the purpose of impairment testing.

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

a)	Estimated cash flows for five years based on management’s budgets and estimates.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Goodwill (continued)

d)

Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rates used range from 6.73% to 11.06% for various cash generating units. The before tax discount rates range from 9.82% to 18.46%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

8. Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Trademarks with finite useful life		Product related intangibles		Technology related intangibles		Customer related intangibles		Others		Total
Gross carrying amount
Balance as at April 1, 2013	Rs.	9,699	Rs.	21,712	Rs.	1,380	Rs.	1,110	Rs.	654	Rs.	34,555
Acquisitions through business combinations		—		—		—		—		—		—
Other additions		—		653		64		—		26		743
Deletions		—		—		—		—		—		—
Effect of changes in foreign exchange rates		1,350		2,864		273		105		20		4,612

Balance as at March 31, 2014	Rs.	11,049	Rs.	25,229	Rs.	1,717	Rs.	1,215	Rs.	700	Rs.	39,910

Balance as at April 1, 2014	Rs.	11,049	Rs.	25,229	Rs.	1,717	Rs.	1,215	Rs.	700	Rs.	39,910
Acquisitions through business combinations		—		60		—		—		—		60
Other additions(1)		—		5,454		54		—		272		5,780
Deletions		—		—		—		—		—		—
Effect of changes in foreign exchange rates		(1,700)		(3,120)		(178)		(50)		(20)		(5,068)

Balance as at March 31, 2015	Rs.	9,349	Rs.	27,623	Rs.	1,593	Rs.	1,165	Rs.	952	Rs.	40,682

Amortization/impairment loss
Balance as at April 1, 2013	Rs.	5,864	Rs.	16,262	Rs.	517	Rs.	720	Rs.	364	Rs.	23,727
Amortization for the year		600		1,384		179		93		45		2,301
Impairment loss/(reversal of impairment loss)		—		(497)		—		—		—		(497)
Deletions		—		—		—		—		—		—
Effect of changes in foreign exchange rates		616		2,328		104		43		19		3,110

Balance as at March 31, 2014	Rs.	7,080	Rs.	19,477	Rs.	800	Rs.	856	Rs.	428	Rs.	28,641

Balance as at April 1, 2014	Rs.	7,080	Rs.	19,477	Rs.	800	Rs.	856	Rs.	428	Rs.	28,641
Amortization for the year		541		1,610		152		33		45		2,381
Impairment loss/(reversal of impairment loss)		—		285		95		249		—		629
Deletions		—		—		—		—		—		—
Effect of changes in foreign exchange rates		(933)		(2,959)		(87)		(20)		(20)		(4,019)

Balance as at March 31, 2015	Rs.	6,688	Rs.	18,413	Rs.	960	Rs.	1,118	Rs.	453	Rs.	27,632

Net carrying amount
As at April 1, 2013	Rs.	3,835	Rs.	5,450	Rs.	863	Rs.	390	Rs.	290	Rs.	10,828
As at March 31, 2014	Rs.	3,969	Rs.	5,752	Rs.	917	Rs.	359	Rs.	272	Rs.	11,269
As at March 31, 2015	Rs.	2,661	Rs.	9,210	Rs.	633	Rs.	47	Rs.	499	Rs.	13,050

(1)

Other additions during the year ended March 31, 2015 includes Rs.5,097 towards the acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand. Refer to Note 38 for further details.

The selling, general and administrative expenses included Rs.2,326, Rs.2,301and Rs.1,691 of amortization of other intangible assets and Rs.509, Rs.(497) and Rs.507 of impairment loss/(reversal of impairment loss) on other intangible assets for the years ended March 31, 2015, 2014 and 2013, respectively. The research and development expenses included Rs.55 of amortization of other intangible assets and Rs.120 of impairment loss on other intangible assets for the year ended March 31, 2015. The weighted average remaining useful life of intangibles was approximately 5.6 years as at March 31, 2015.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Other intangible assets (continued)

Impairment losses recorded for the year ended March 31, 2015

For the year ended March 31, 2015, the Company recorded impairment losses of Rs.629 in the consolidated income statement, primarily relating to the following:

Customer related intangibles

Since its acquisition during the year ended March 31, 2013, OctoPlus B.V., a wholly owned subsidiary of the Company, has been engaged in the Company’s internal drug development projects as well as providing pharmaceutical development services to external customers.

During the year ended March 31, 2015, the Company decided to significantly increase the utilization of OctoPlus B.V.’s technical know-how, its time and effort on internal drug development projects and scale-down its external pharmaceutical development services. Consequent to such decision, the Company reassessed the recoverable amounts of associated customer related intangibles and determined that the carrying amount of such customer related intangibles was higher than their recoverable amount. Accordingly, an amount of Rs.249 was recorded as an impairment loss for the year ended March 31, 2015 under “Selling, general and administrative expenses” in the Company’s consolidated income statement.

The above impairment loss relate to the Company’s PSAI segment. As at March 31, 2015, the carrying amount of such customer related intangibles after impairment loss was Rs.0.

Product related intangibles

Based on the performance of and expected cash flows from some of the Company’s product related intangibles pertaining to its Global Generics segment, the Company reassessed the recoverable amounts of such product related intangibles and determined that the carrying amount of such product-related intangibles was higher than their recoverable amount. Accordingly, an amount of Rs.201 was recorded as an impairment loss for the year ended March 31, 2015 under “Selling, general and administrative expenses” in the Company’s consolidated income statement. As at March 31, 2015, the carrying amount of such product related intangibles after impairment loss was Rs.0.

In-process research and development (“IPR&D”) intangibles

Consequent to the Company’s decision to discontinue further development of certain IPR&D assets pertaining to its Proprietary Products segment, an amount of Rs.95 was recorded as impairment loss for the year ended March 31, 2015 under research and development expenses in the Company’s consolidated income statement.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2015 and 2014. Three directors of the Company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting under IFRS 11.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2015		2014		2013
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	2,090	Rs.	1,768	Rs.	1,051
Total non-current assets		389		346		305

Total assets	Rs.	2,479	Rs.	2,114	Rs.	1,356

Equity	Rs.	1,656	Rs.	1,213	Rs.	802
Total current liabilities		823		901		554

Total equity and liabilities	Rs.	2,479	Rs.	2,114	Rs.	1,356

Revenues	Rs.	3,377	Rs.	2,794	Rs.	1,914
Expenses		2,998		2,455		1,711

Profit for the year	Rs.	379	Rs.	339	Rs.	203

The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2015, 2014 and 2013 was Rs.195, Rs.174 and Rs.104, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2015 and 2014 was Rs.1,033 and Rs.806, respectively. The translation adjustment arising out of translation of foreign currency balances amounted to Rs.192 and Rs.160 as of March 31, 2015 and 2014, respectively.

10. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of March 31, 2015 are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	21,237	Rs.	404	Rs.	21,641
Investment in equity securities(1)		1,456		1,131		2,587
Term deposits with banks		12,848		—		12,848

	Rs.	35,541	Rs.	1,535	Rs.	37,076

Current portion
Investment in units of mutual funds	Rs.	21,024	Rs.	398	Rs.	21,422
Term deposits with banks		12,837		—		12,837

	Rs.	33,861	Rs.	398	Rs.	34,259

Non-current portion
Investment in units of mutual funds	Rs.	213	Rs.	6	Rs.	219
Investment in equity securities(1)		1,456		1,131		2,587
Term deposits with banks		11		—		11

	Rs.	1,680	Rs.	1,137	Rs.	2,817

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 33 for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Other investments (continued)

As of March 31, 2014, all of such investments were current, the details of which are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	10,676	Rs.	86	Rs.	10,762
Investment in equity securities		3		20		23
Term deposits with banks		14,298		—		14,298

	Rs.	24,977	Rs.	106	Rs.	25,083

11. Inventories

Inventories consist of the following:

	As of March 31,
	2015		2014
Raw materials	Rs.	6,753	Rs.	6,127
Packing materials, stores and spares		1,981		1,626
Work-in-progress		6,769		6,619
Finished goods		10,026		9,620

	Rs.	25,529	Rs.	23,992

The above table includes inventories amounting to Rs.901 and Rs.612, which were carried at fair value less cost to sell as at March 31, 2015 and 2014, respectively.

During the years ended March 31, 2015, 2014 and 2013, the Company recorded inventory write-downs of Rs.3,635, Rs.1,941 and Rs.1,887, respectively. These adjustments were included in cost of revenues.

Cost of revenues for the years ended March 31, 2015, 2014 and 2013 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to Rs.36,806, Rs.31,711 and Rs.33,775, respectively. Cost of revenues for the years ended March 31, 2015, 2014 and 2013 includes other expenditures recognized in the income statement amounting to Rs.25,980, Rs.24,658 and Rs.21,912, respectively.

12. Trade and other receivables

	As of March 31,
	2015		2014
Trade and other receivables, gross	Rs.	41,422	Rs.	33,720
Less: Allowance for doubtful trade and other receivables		(667)		(683)

Trade and other receivables, net	Rs.	40,755	Rs.	33,037

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable and historical experience of collections from customers. The activity in the allowance for impairment of trade account receivables is given below:

	Year Ended March 31,
	2015		2014
Balance at the beginning of the year	Rs.	683	Rs.	549
Provision for doubtful trade and other receivables		168		162
Trade and other receivables written off and exchange differences		(184)		(28)

Balance at the end of the year	Rs.	667	Rs.	683

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13. Other assets

Other assets consist of the following:

	As of March 31,
	2015		2014
Current
Balances and receivables from statutory authorities (1)	Rs.	5,268	Rs.	5,390
Export benefits receivable (2)		2,572		2,595
Prepaid expenses		695		537
Others		2,747		2,810

	Rs.	11,282	Rs.	11,332

Non-current
Deposits	Rs.	536	Rs.	438
Others		226		57

	Rs.	762	Rs.	495

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

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

14. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2015		2014
Cash balances	Rs.	3	Rs.	3
Balances with banks		3,939		4,580
Term deposits with banks (original maturities up to 3 months)		1,452		3,868

Cash and cash equivalents in the statement of financial position		5,394		8,451
Bank overdrafts used for cash management purposes		—		—

Cash and cash equivalents in the statement of cash flow	Rs.	5,394	Rs.	8,451

Cash and cash equivalents included restricted cash of Rs.1,971 and Rs.343, respectively, as of March 31, 2015 and March 31, 2014, which consisted of:

•	Rs.57 as of March 31, 2015 and Rs.83 as of March 31, 2014, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•	Rs.1,796 as of March 31, 2015 and Rs.25 as of March 31, 2014, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls;

•

Rs.107 as of March 31, 2015 and Rs.115 as of March 31, 2014, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•

Rs.0 as of March 31, 2015 and Rs.96 as of March 31, 2014, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered with Um Pharmauji Sdn. Bhd., Malaysia; and

•	Rs.11 as of March 31, 2015 and Rs.24 as of March 31, 2014, representing other restricted cash amounts.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15. Equity

	Year Ended March 31,
	2015		2014
Par value per share	Rs.	5	Rs.	5
Authorized share capital		1,200		1,200
Fully paid up share capital
As at April 1	Rs.	851	Rs.	849
Add: Shares issued on exercise of stock options		1		2

As at March 31	Rs.	852	Rs.	851

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

Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends of Rs.3,067, Rs.2,552 and Rs.2,336 and dividend distribution tax thereon of Rs.520, Rs.433 and Rs.378 during the years ended March 31, 2015, 2014 and 2013, respectively. The dividend paid per share was Rs.18, Rs.15 and Rs.13.75 during the years ended March 31, 2015, 2014 and 2013, respectively.

At the Company’s Board of Directors’ meeting held on May 12, 2015, the Board proposed a dividend per share of Rs.20 and aggregating to Rs.3,408 which is subject to the approval of the Company’s shareholders. Upon such approval, there will be an additional cash outflow of Rs.694 for payment of dividend distribution tax thereon.

16. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2015, 2014 and 2013 was based on the profit attributable to equity shareholders of Rs.22,179, Rs.21,515 and Rs.16,777, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	Year Ended March 31,
	2015	2014	2013
Issued equity shares as on April 1	170,108,868	169,836,475	169,560,346
Effect of shares issued on exercise of stock options	205,638	208,043	217,112
Weighted average number of equity shares at March 31	170,314,506	170,044,518	169,777,458
Earnings per share – Basic	Rs.130.22	Rs.126.52	Rs.98.82

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	Year Ended March 31,
	2015	2014	2013
Weighted average number of equity shares (Basic)	170,314,506	170,044,518	169,777,458
Dilutive effect of stock options outstanding	618,927	650,499	655,222
Weighted average number of equity shares (Diluted)	170,933,433	170,695,017	170,432,680
Earnings per share – Diluted	Rs.129.75	Rs.126.04	Rs.98.44

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17. Loans and borrowings

Short term borrowings

The Company had net short term borrowings of Rs.21,857 as of March 31, 2015, as compared to Rs.20,607 as of March 31, 2014. The borrowings primarily consist of “packing credit” and other rupee loans drawn by the parent company and other foreign currency unsecured loans drawn by the Company’s Swiss subsidiary.

Short term borrowings consist of the following:

	As at March 31,
	2015		2014
Packing credit borrowings	Rs.	20,857	Rs.	17,630
Other foreign currency borrowings		—		2,977
Other rupee borrowings		1,000		—

	Rs.	21,857	Rs.	20,607

The interest rate profile of short term borrowings from banks is given below:

As at March 31,
	2015		2014
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + 10 to 40 bps	USD	LIBOR + 25 to 85 bps
	EURO	LIBOR + 7.5 to 20 bps	EURO	LIBOR + 20 bps
	RUB	9.80% to 22.30%	RUB	7.20% to 7.75%
	—	—	RUB	Mosprime + 60 bps
	—	—	INR	9.50% to 10%
Other foreign currency borrowings	—	—	EURO	LIBOR + 90 bps
Other rupee borrowings	INR	10%	—	—

Long term borrowings

Long term borrowings, measured at amortized cost, consist of the following:

	As at March 31
	2015		2014
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	10,292	Rs.	13,103
Foreign currency borrowing by the parent company		9,375		8,987
Foreign currency borrowing by the Company’s U.K. subsidiary		740		998
Obligations under finance leases		862		1,047

	Rs.	21,269	Rs.	24,135

Current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	6,875	Rs.	3,295
Obligations under finance leases		87		100

	Rs.	6,962	Rs.	3,395

Non-current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	3,417	Rs.	9,808
Foreign currency borrowing by the parent company		9,375		8,987
Foreign currency borrowing by the Company’s U.K. subsidiary		740		998
Obligations under finance leases		775		947

	Rs.	14,307	Rs.	20,740

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17. Loans and borrowings (continued)

Long term borrowings (continued)

Long-term bank loan of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed the sum of U.S.$220 from certain institutional lenders. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

As part of this arrangement, the Company incurred an amount of U.S.$3.73 in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they are being amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using the effective interest rate method, as on March 31, 2015 and 2014 was Rs.10,292 and Rs.13,103, respectively.

During the year ended March 31, 2015, the Swiss subsidiary repaid two installments totaling U.S.$55 due under the loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary. As of March 31, 2015, the Company was in compliance with such financial covenants.

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month after August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of March 31, 2015, the Company was in compliance with such financial covenants.

Undrawn lines of credit from bankers

The Company has undrawn lines of credit of Rs.10,438 and Rs.14,596 as of March 31, 2015 and 2014, respectively, from its bankers for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of March 31, 2015 and March 31, 2014 was Rs.10,313 and Rs.13,181, respectively.

The interest rate profile of long-term borrowings (other than obligations under finance leases) is given below:

	As at March 31,
	2015		2014
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD GBP	LIBOR+100 to 125 bps LIBOR+130 bps	USD GBP	LIBOR+100 to 179 bps LIBOR+130 bps

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2015 were as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2016	Rs.	6,875	Rs.	87	Rs.	6,962
2017		4,177		89		4,266
2018		1,875		82		1,957
2019		7,500		48		7,548
2020		—		44		44
Thereafter		—		512		512

	Rs.	20,427	Rs.	862	Rs.	21,289

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17. Loans and borrowings (continued)

Long term borrowings (continued)

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

Obligations under finance leases

The Company has leased buildings, plant and machinery and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2015 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	87	Rs.	117	Rs.	204
Between one and five years		263		249		512
More than five years		512		185		697

	Rs.	862	Rs.	551	Rs.	1,413

Future minimum lease payments under finance leases as at March 31, 2014 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	100	Rs.	122	Rs.	222
Between one and five years		263		272		535
More than five years		684		206		890

	Rs.	1,047	Rs.	600	Rs.	1,647

18. Employee benefits

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The components of gratuity cost recognized in the income statement for the years ended March 31, 2015, 2014 and 2013 consist of the following:

	For the Year Ended March 31,
	2015		2014		2013
Current service cost	Rs.	148	Rs.	126	Rs.	93
Interest on net defined benefit liability/(asset)		7		9		(2)

Gratuity cost recognized in income statement	Rs.	155	Rs.	135	Rs.	91

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Employee benefits (continued)

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2015		2014
Present value of funded obligations	Rs.	1,236	Rs.	1,040
Fair value of plan assets		(1,157)		(909)

Net defined benefit liability recognized	Rs.	79	Rs.	132

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2015		2014
Defined benefit obligations at the beginning of the year	Rs.	1,040	Rs.	875
Current service cost		148		126
Interest on defined obligations		87		65
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		12		3
Actuarial loss/(gain) due to demographic assumptions		6		—
Actuarial loss/(gain) due to experience changes		27		42
Benefits paid		(84)		(70)

Defined benefit obligations at the end of the year	Rs.	1,236	Rs.	1,040

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2015		2014
Fair value of plan assets at the beginning of the year	Rs.	909	Rs.	707
Employer contributions		209		201
Interest on plan assets		80		56
Re-measurements due to:
Return on plan assets excluding interest on plan assets		43		15
Benefits paid		(84)		(70)

Plan assets at the end of the year	Rs.	1,157	Rs.	909

Sensitivity Analysis:

	As of March 31, 2015
Defined benefit obligation without effect of projected salary growth	Rs.	676
Add: Effect of salary growth		560
Defined benefit obligation with projected salary growth		1,236
Defined benefit obligation, using discount rate minus 50 basis points		1,284
Defined benefit obligation, using salary growth rate plus 50 basis points		1,283

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Employee benefits (continued)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:

The assumptions used to determine benefit obligations:

	Year Ended March 31,
	2015	2014	2013
Discount rate	8.00%	9.00%	7.95%
Rate of compensation increase	10% per annum for first 2 years and 9% per annum thereafter	11% per annum for first 2 years and 10% per annum thereafter	10% per annum for first 2 years and 9% per annum thereafter

The assumptions used to determine gratuity cost:

	Year Ended March 31,
	2015	2014	2013
Discount rate	9.00%	7.95%	8.60%
Rate of compensation increase	11% per annum for first 2 years and 10% per annum thereafter	10% per annum for first 2 years and 9% per annum thereafter	9% per annum for first year and 8% per annum thereafter

Contributions: The Company expects to contribute Rs.100 to the Gratuity Plan during the year ending March 31, 2016.

Disaggregation of plan assets: The Gratuity Plan’s weighted-average asset allocation at March 31, 2015 and 2014, by asset category, was as follows:

	As of March 31,
	2015	2014
Funds managed by insurers	99%	99%
Others	1%	1%

The expected future cash flows in respect of gratuity as at March 31, 2015 were as follows:

Expected contribution	Amount
During the year ended March 31, 2016 (estimated)	Rs.	100
Expected future benefit payments
March 31, 2016		151
March 31, 2017		161
March 31, 2018		172
March 31, 2019		193
March 31, 2020		223
Thereafter		1,231

Pension plan of the Company’s subsidiary, Industrias Quimicas Falcon de Mexico

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Employee benefits (continued)

The components of net pension cost recognized in the income statement for the years ended March 31, 2015, 2014 and 2013 consist of the following:

	For the Year Ended March 31,
	2015		2014		2013
Current service cost	Rs.	13	Rs.	18	Rs.	16
Interest on net defined benefit liability/(asset)		9		11		5

Total cost recognized in income statement	Rs.	22	Rs.	29	Rs.	21

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2015		2014
Present value of funded obligations	Rs.	252	Rs.	252
Fair value of plan assets		(68)		(110)

Net defined benefit liability recognized	Rs.	184	Rs.	142

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2015		2014
Defined benefit obligations at the beginning of the year	Rs.	252	Rs.	301
Current Service cost		13		18
Interest on defined obligations		18		20
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		13		(45)
Actuarial loss/(gain) due to experience changes		25		(28)
Benefits paid		(42)		(29)
Foreign exchange differences		(27)		15

Defined benefit obligations at the end of the year	Rs.	252	Rs.	252

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2015		2014
Fair value of plan assets at the beginning of the year	Rs.	110	Rs.	125
Employer contributions		3		—
Interest on plan assets		9		10
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(2)		(2)
Benefits paid		(42)		(29)
Foreign exchange differences		(11)		6

Plan assets at the end of the year	Rs.	68	Rs.	110

Sensitivity Analysis:

	As of March 31, 2015
Defined benefit obligation without effect of projected salary growth	Rs.	159
Plus effect of salary growth		94
Defined benefit obligation with projected salary growth		252

Defined benefit obligation, using discount rate minus 50 basis points		266
Defined benefit obligation, using salary growth rate plus 50 basis points		266

Contributions: The Company expects to contribute Rs.41 to the Falcon defined benefit plans during the year ending March 31, 2016.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Employee benefits (continued)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

Assumptions used to determine defined benefit obligations:

	Year Ended March 31,
	2015	2014	2013
Discount rate	7.50%	8.00%	6.50%
Rate of compensation increase	4.50%	4.50%	4.50%

Assumptions used to determine defined benefit cost:

	Year Ended March 31,
	2015	2014	2013
Discount rate	8.00%	6.50%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%

Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2015 and 2014, by asset category is as follows:

	As of March 31,
	2015	2014
Corporate bonds	51%	51%
Others	49%	49%

The expected future cash flows in respect of post-employment benefit plans in Mexico as at March 31, 2015 were as follows:

Expected contribution	Amount
During the year ended March 31, 2016 (estimated)	Rs.	41
Expected future benefit payments
March 31, 2016		4
March 31, 2017		4
March 31, 2018		6
March 31, 2019		9
March 31, 2020		12
Thereafter		119

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.492, Rs.411 and Rs.349 to the provident fund plan during the years ended March 31, 2015, 2014 and 2013, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.68, Rs.63 and Rs.56 to the superannuation plan during the years ended March 31, 2015, 2014 and 2013, respectively.

Other contribution plans

        In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.195, Rs.162 and Rs.125 to the 401(k) retirement savings plan during the years ended March 31, 2015, 2014 and 2013, respectively. The Company has no further obligations under the plan beyond its annual matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.151, Rs.151 and Rs.128 to the National Insurance during the years ended March 31, 2015, 2014 and 2013, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Employee benefits (continued)

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.616 and Rs.463 as at March 31, 2015 and 2014, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.323 as of March 31, 2015.

Total employee benefit expenses, including share based payments, incurred during the years ended March 31, 2015, 2014 and 2013 amounted to Rs.28,967, Rs.24,937 and Rs.20,413, respectively.

19. Employee stock incentive plans

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

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee stock incentive plans (continued)

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”) (continued)

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2015 and 2014 is as follows:

Year Ended March 31, 2015
	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Category A — Fair Market Value Options
Outstanding at the beginning of the period	10,000	Rs.	448	Rs.	448	44
Granted during the period	—		—		—	—
Expired/forfeited during the period	—		—		—	—
Exercised during the period	(10,000)	Rs.	448	Rs.	448	—

Outstanding at the end of the period	—		—		—	—

Exercisable at the end of the period	—		—		—	—

	Year Ended March 31, 2015
	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Category B — Par Value Options
Outstanding at the beginning of the period	641,674	Rs.	5.00	Rs.	5.00	78
Granted during the period	230,840		5.00		5.00	90
Expired/forfeited during the period	(59,148)		5.00		5.00	—
Exercised during the period	(227,912)		5.00		5.00	—

Outstanding at the end of the period	585,454	Rs.	5.00	Rs.	5.00	71

Exercisable at the end of the period	43,425	Rs.	5.00	Rs.	5.00	40

	Year Ended March 31, 2014
	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Category A — Fair Market Value Options
Outstanding at the beginning of the period	11,000	Rs.	373.50-448	Rs.	441.23	52
Granted during the period	—		—		—	—
Expired/forfeited during the period	(1,000)		373.50		373.50	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	10,000	Rs.	448	Rs.	448	44

Exercisable at the end of the period	10,000	Rs.	448	Rs.	448	44

	Year Ended March 31, 2014
	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Category B — Par Value Options
Outstanding at the beginning of the period	684,259	Rs.	5.00	Rs.	5.00	71
Granted during the period	258,870		5.00		5.00	90
Expired/forfeited during the period	(60,315)		5.00		5.00	—
Exercised during the period	(241,140)		5.00		5.00	—

Outstanding at the end of the period	641,674	Rs.	5.00	Rs.	5.00	78

Exercisable at the end of the period	50,818	Rs.	5.00	Rs.	5.00	42

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee stock incentive plans (continued)

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”) (continued)

The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2015 and 2014 was Rs.2,318 and Rs.2,036 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2015 and 2014 was Rs.2,525 and Rs.2,143 per share, respectively.

The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2015 and 2014 was Rs.595 and Rs.516, respectively. As of March 31, 2015, options outstanding under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.2,040 and options exercisable under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.151.

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company’s Annual General Meeting held on July 20, 2012.

Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”)

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

No options have been granted under Category A as of March 31, 2015. Stock options activity for category B options under the DRL 2007 Plan during the years ended March 31, 2015 and 2014 is as follows:

	Year Ended March 31, 2015
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Category B — Par Value Options
Outstanding at the beginning of the period	97,463	Rs.5.00	Rs.5.00	79
Granted during the period	45,796	5.00	5.00	90
Expired/forfeited during the period	(10,515)	5.00	5.00	—
Exercised during the period	(34,394)	5.00	5.00	—

Outstanding at the end of the period	98,350	Rs.5.00	Rs.5.00	72

Exercisable at the end of the period	6,730	Rs.5.00	Rs.5.00	42

	Year Ended March 31, 2014
	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Category B — Par Value Options
Outstanding at the beginning of the period	98,608	Rs.	5.00	Rs.	5.00	73
Granted during the period	44,240		5.00		5.00	90
Expired/forfeited during the period	(14,132)		5.00		5.00	—
Exercised during the period	(31,253)		5.00		5.00	—

Outstanding at the end of the period	97,463	Rs.	5.00	Rs.	5.00	79

Exercisable at the end of the period	7,265	Rs.	5.00	Rs.	5.00	44

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”) (continued)

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2015 and 2014 was Rs.2,283 and Rs.2,036, respectively. The weighted average share price on the date of exercise of options during the year ended March 31, 2015 and 2014 was Rs.2,604 and Rs.2,122, respectively.

The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the year ended March 31, 2015 and 2014 was Rs.89 and Rs.66, respectively. As of March 31, 2015, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.343 and options exercisable under the DRL 2007 Plan had an aggregate intrinsic value of Rs.23.

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

The weighted average inputs used in computing the fair value of options granted were as follows:

	Grants made on
	July 14, 2014		June 15, 2014		May 25, 2014		May 13, 2013
Expected volatility		23.20%		23.15%		22.52%		20.50%
Exercise price	Rs.	5.00	Rs.	5.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		8.55%		8.38%		8.50%		7.43%
Expected dividends		0.67%		0.74%		0.78%		0.72%
Grant date share price	Rs.	2,695.00	Rs.	2,445.15	Rs.	2,308.70	Rs.	2,077.30

In addition to the above, during the year ended March 31, 2015, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, performance targets are measured each year against pre-defined interim targets over the three year period ending on March 31, 2017 and eligible employees are granted stock options upon meeting such targets. The stock options so granted are ultimately vested with the employees who meet subsequent service vesting conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the years ended March 31, 2015, 2014 and 2013, the Company recorded employee share based payment expense of Rs.498, Rs.436 and Rs.390, respectively. As of March 31, 2015, there was approximately Rs.558 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.60 years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Provisions

The details of changes in provisions during the year ended March 31, 2015 are as follows:

Particulars	Allowance for sales return(1)		Environmental liability (2)		Legal and others		Total
Balance as at April 1, 2014	Rs.	2,504	Rs.	58	Rs.	349	Rs.	2,911
Provision made during the year		3,535		—		12		3,547
Provision used or reversed during the year		(2,184)		—		(35)		(2,219)
Effect of changes in foreign exchange rates		50		(5)		—		45

Balance as at March 31, 2015	Rs.	3,905	Rs.	53	Rs.	326	Rs.	4,284

Current	Rs.	3,905	Rs.	—	Rs.	326	Rs.	4,231
Non-current		—		53		—		53

	Rs.	3,905	Rs.	53	Rs.	326	Rs.	4,284

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See Note 3(l) for the Company’s accounting policy on sales returns.
(2)

As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired amounting to Rs.39 (carrying value Rs.53). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the statements of financial position. During the year ended March 31, 2011, the Company was required to provide security for such environmental liabilities and, accordingly, the Company has deposited Rs.83 (carrying value Rs.107) as additional security and recorded the same as restricted cash.

21. Trade and other payables

Trade and other payables consist of the following:

	As at March 31,
	2015		2014
Due to related parties	Rs.	4	Rs.	1
Others		10,656		10,502

	Rs.	10,660	Rs.	10,503

22. Other liabilities

Other liabilities consist of the following:

	As at March 31,
	2015		2014
Current
Advance from customers	Rs.	280	Rs.	306
Statutory dues payable		596		451
Accrued expenses		12,529		11,138
Deferred revenue		776		372
Others		3,136		2,975

	Rs.	17,317	Rs.	15,242

Non-current
Statutory dues payable	Rs.	8	Rs.	8
Deferred revenue		2,112		959
Others		1,206		816

	Rs.	3,326	Rs.	1,783

23. Revenue

Revenue consists of the following:

	Year Ended March 31,
	2015		2014		2013
Sales	Rs.	146,131	Rs.	130,287	Rs.	113,917
Services		1,689		1,632		2,070
License fees		369		251		279

	Rs.	148,189	Rs.	132,170	Rs.	116,266

Revenue includes excise duties of Rs.829, Rs.820 and Rs.718 for the years ended March 31, 2015, 2014 and 2013, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Year Ended March 31,
	2015		2014		2013
Loss/(profit) on sale of property, plant and equipment and intangibles, net	Rs.	144	Rs.	(53)	Rs.	(143)
Sale of spent chemical		(521)		(481)		(588)
Miscellaneous income(1)		(540)		(882)		(1,580)
Provision/(reversal of provision) for expected claim from an innovator(2)		—		—		(168)

	Rs.	(917)	Rs.	(1,416)	Rs.	(2,479)

(1)	Miscellaneous income for the year ended March 31, 2014 includes Rs.415 (CAD6.75) from the resolution of litigation associated with the sale of one of the Company’s generic products in North America.

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

(2)	This reversal of provision of Rs.168 for expected claim from an innovator pertains to the resolution of litigation surrounding the Company’s sales of olanazapine in Canada.

25. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	Year Ended March 31,
	2015		2014		2013
Interest income	Rs.	1,061	Rs.	1,085	Rs.	900
Dividend and profit on sale of other investments (1)		755		217		213
Foreign exchange gain, net (2)		958		372		365
Interest expense		(1,092)		(1,274)		(1,018)

	Rs.	1,682	Rs.	400	Rs.	460

(1)

Profit on sale of other investments primarily represents amounts reclassified from other comprehensive income to the income statement on redemption of the Company’s “available for sale” financial instruments.

(2)

During the year ended March 31, 2015, the Company recorded a foreign exchange loss of Rs.843 on translation of certain monetary assets and liabilities of its subsidiary in Venezuela. Refer to Note 39 for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26. Income taxes

a. Income tax (expense)/benefit recognized in the income statement

Income tax (expense)/benefit recognized in the income statement consists of the following:

	Year Ended March 31,
	2015		2014		2013
Current taxes
Domestic	Rs.	(4,461)	Rs.	(5,090)	Rs.	(4,310)
Foreign		(2,545)		(1,472)		(2,141)

	Rs.	(7,006)	Rs.	(6,562)	Rs.	(6,451)

Deferred taxes (expense)/benefit
Domestic	Rs.	637	Rs.	(294)	Rs.	(257)
Foreign		385		1,762		1,808

	Rs.	1,022	Rs.	1,468	Rs.	1,551

Total income tax expense recognized in the income statement	Rs.	(5,984)	Rs.	(5,094)	Rs.	(4,900)

b. Income tax (expense)/benefit recognized directly in equity

Income tax (expense)/benefit recognized directly in equity consist of the following:

	Year Ended March 31,
	2015		2014		2013
Tax effect on changes in fair value of other investments	Rs.	(366)	Rs.	(14)	Rs.	(12)
Tax effect on foreign currency translation differences		174		(2)		(7)
Tax effect on effective portion of change in fair value of cash flow hedges		96		80		(722)
Tax effect on actuarial gains/losses on defined benefit obligations		16		(20)		68

	Rs.	(80)	Rs.	44	Rs.	(673)

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2015, 2014 and 2013:

	Year Ended March 31,
	2015		2014		2013
Profit before income taxes	Rs.	28,163	Rs.	26,606		Rs.21,676
Enacted tax rate in India		33.99%		33.99%		32.45%
Computed expected tax benefit/(expense)	Rs.	(9,572)	Rs.	(9,043)	Rs.	(7,034)
Effect of:
Differences between Indian and foreign tax rates	Rs.	566	Rs.	1,003	Rs.	1,207
Impairment of product related intangibles and goodwill		—		169		(214)
(Unrecognized)/recognition of previously unrecognized deferred tax assets, net		18		(687)		(332)
Expenses not deductible for tax purposes		(110)		(117)		(203)
Share-based payment expense		—		684		(105)
Interest expense not deductible for tax purposes		—		—		(25)
Income exempt from income taxes		794		661		412
Foreign exchange differences		(380)		230		(131)
Incremental deduction allowed for research and development costs		2,265		2,026		1,311

Qualified domestic production activities deduction in the United States		4		9		51
Effect of change in tax rate		(25)		—		(60)
Investment allowance deduction		251		67		—
Others		205		(96)		223

Income tax benefit/(expense)	Rs.	(5,984)	Rs.	(5,094)	Rs.	(4,900)

Effective tax rate		21%		19%		23%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26. Income taxes (continued)

The Company’s consolidated weighted average tax rates for the years ended March 31, 2015 and 2014 were 21% and 19%, respectively. Income tax expense was Rs.5,984 for the year ended March 31, 2015, as compared to income tax expense of Rs.5,094 for the year ended March 31, 2014. The effective tax rate for the year ended March 31, 2014 was lower primarily as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad, India on a previously litigated tax matter relating to deductibility of share-based payment expense.

The rate of weighted deduction on the Company’s eligible research and development expenditure was equal to 200% for the years ended March 31, 2015 and 2014, respectively.

d. Unrecognized deferred tax assets and liabilities

The details of unrecognized deferred tax assets and liabilities are summarized below:

	As at March 31,
	2015		2014
Deductible temporary differences, net	Rs.	590	Rs.	1,055
Operating tax loss carry forward		2,391		2,745

	Rs.	2,981	Rs.	3,800

During the year ended March 31, 2015, the Company, based on probable future taxable profit, has recognized previously unrecognized deferred tax assets of Rs.485 pertaining primarily to interest loss carry forward in Reddy Holding GmbH, Germany.

During the year ended March 31, 2015, the Company did not recognize deferred tax assets on tax losses of Rs.313 pertaining primarily to Dr. Reddy’s Laboratories New York, Inc. The above tax losses expire at various dates ranging from 2016 through 2036.

Deferred income taxes are not provided on undistributed earnings of Rs.43,921 and Rs.34,156 as at March 31, 2015 and 2014, respectively, of subsidiaries outside India, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. The Company indefinitely reinvests all the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its foreign subsidiaries. It is impracticable to determine the taxes payable when these earnings are remitted.

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	Year Ended March 31,
	2015		2014
Deferred tax assets/(liabilities):
Inventory	Rs.	3,477	Rs.	3,875
Minimum Alternate Tax*		644		—
Trade and other receivables		1,275		970
Operating tax loss and interest loss carry-forward		810		909
Other current assets		308		237
Property, plant and equipment		(1,230)		(1,141)
Other intangible assets		(1,145)		(1,717)
Others		(126)		177

Net deferred tax assets	Rs.	4,013	Rs.	3,310

*

As per Indian tax laws, companies are liable for a Minimum Alternate Tax (“MAT” tax) when current tax, as computed under the provisions of the Income Tax Act, 1961 (“Tax Act”), is determined to be below the MAT tax computed under section 115JB of the Tax Act. The excess of MAT tax over current tax is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 10 years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26. Income taxes (continued)

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

Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2016 through 2036.

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2015 and 2014.

	As at March 31, 2013		Recognized in income statement		Recognized in equity		Acquired in business combination		As at March 31, 2014
Deferred tax assets/(liabilities)
Inventory	Rs.	2,250	Rs.	1,625	Rs.	—	Rs.	—	Rs.	3,875
Minimum Alternate Tax		—		—		—		—		—
Trade and other receivables		711		259		—		—		970
Operating tax loss and interest loss carry-forward		1,393		(484)		—		—		909
Other current liabilities		352		(235)		120		—		237
Property, plant and equipment		(1,004)		(137)		—		—		(1,141)
Intangible assets		(1,962)		245		—		—		(1,717)
Others		74		117		(14)		—		177

Net deferred tax assets/(liabilities)	Rs.	1,814	Rs.	1,390	Rs.	106	Rs.	—	Rs.	3,310

[Continued from above table, first column(s) repeated]

	As at March 31, 2014		Recognized in income statement		Recognized in equity		Acquired in business combination		As at March 31, 2015
Deferred tax assets/(liabilities)
Inventory	Rs.	3,875	Rs.	(398)	Rs.	—	Rs.	—	Rs.	3,477
Minimum Alternate Tax		—		644		—		—		644
Trade and other receivables		970		305		—		—		1,275
Operating tax loss and interest loss carry-forward		909		(99)		—		—		810
Other current liabilities		237		179		(108)		—		308
Property, plant and equipment		(1,141)		(89)		—		—		(1,230)
Intangible assets		(1,717)		572		—		—		(1,145)
Others		177		(40)		(263)		—		(126)

Net deferred tax assets/(liabilities)	Rs.	3,310	Rs.	1,074	Rs.	(371)	Rs.	—	Rs.	4,013

The amounts recognized in the income statement during the year ended March 31, 2015 and 2014 includes the amounts of Rs.52 and Rs.(79), respectively, which represent exchange differences arising due to foreign currency translations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Operating leases

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under these leases was Rs.822, Rs.749 and Rs.603 for the years ended March 31, 2015, 2014 and 2013, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2015		2014		2013
Less than one year	Rs.	384	Rs.	359	Rs.	209
Between one and five years		1,259		1,007		244
More than five years		852		937		121

	Rs.	2,495	Rs.	2,303	Rs.	574

During the year ended March 31, 2014, the Company entered into a non-cancellable operating lease for an office and laboratory facility in the United States. The future minimum rental payments in respect of this lease are Rs.1,458 (U.S.$23) and Rs.1,556 (U.S.$26) as of March 31, 2015 and March 31, 2014, respectively.

28. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences for research and development services;

•	Ecologic Chemicals Limited for purchases and sales of active pharmaceutical ingredients and other assets; and

•	Stamlo Hotels Private Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 18 for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	Year Ended March 31,
	2015		2014		2013
Purchases of raw materials(1)	Rs.	5	Rs.	91	Rs.	1,356
Purchases of assets(2)		—		1,264		—
Sales of raw materials(1)		—		49		728
Sales of assets		—		14		—
Research and development services provided		—		—		0
Research and development services received		92		141		—
Contributions towards social development		237		170		173
Hotel expenses paid		41		31		24
Lease rentals paid under cancellable operating leases to key management personnel and their relatives		36		36		31

(1)

The figures for the year ended March 31, 2013 include balances/transactions with A.R. Life Sciences Private Limited (“ARLS”). ARLS is not a related party of the Company for the years ended March 31, 2014 and 2015. Accordingly, the transactions with ARLS during such periods are not included in the above summary.

(2)	Towards assets acquired from Ecologic Chemicals Limited. Refer to Note 31 for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Related parties (continued)

The Company has the following amounts due from related parties:

	As at March 31,
	2015		2014
Key management personnel (towards rent deposits)	Rs.	8	8

The Company has the following amounts due to related parties:

	As at March 31,
	2015		2014
Due to related parties	Rs.	4	Rs.	1

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the year ended:

	March 31,
	2015		2014		2013
Salaries and other benefits(1)	Rs.	300	Rs.	261	Rs.	267
Contributions to defined contribution plans		16		15		14
Commission to directors		285		280		255
Share-based payments expense		72		64		49

Total	Rs.	673	Rs.	620	Rs.	585

(1)

In addition to the above, the Company has accrued an amount of Rs.67 towards a long term incentive plan, for the services rendered by key management personnel during the year ended March 31, 2015. Refer to Note 18 for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

29. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2015 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	14	Rs.	5,394	Rs.	—	Rs.	—	Rs.	—	Rs.	5,394	Rs.	5,394
Other investments	10		12,848		24,228		—		—		37,076		37,076
Trade and other receivables	12		40,755		—		—		—		40,755		40,755
Derivative financial instruments			—		—		—		800		800		800
Other assets(1)	13		1,585		—		—		—		1,585		1,585

Total		Rs.	60,582	Rs.	24,228	Rs.	—	Rs.	800	Rs.	85,610	Rs.	85,610

Liabilities:
Trade and other payables	21	Rs.	—	Rs.	—	Rs.	10,660	Rs.	—	Rs.	10,660	Rs.	10,660
Derivative financial instruments			—		—		—		462		462		462
Long-term borrowings	17		—		—		21,289		—		21,289		21,289
Short-term borrowings	17		—		—		21,857		—		21,857		21,857
Other liabilities and provisions(2)	20 & 22		—		—		19,440		—		19,440		19,440

Total		Rs.	—	Rs.	—	Rs.	73,246	Rs.	462	Rs.	73,708	Rs.	73,708

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Financial instruments (continued)

The carrying value and fair value of financial instruments by each category as at March 31, 2014 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	14	Rs.	8,451	Rs.	—	Rs.	—	Rs.	—	Rs.	8,451	Rs.	8,451
Other investments	10		14,298		10,785		—		—		25,083		25,083
Trade and other receivables	12		33,037		—		—		—		33,037		33,037
Derivative financial instruments			—		—		—		554		554		554
Other assets(1)	13		1,853		—		—		—		1,853		1,853

Total		Rs.	57,639	Rs.	10,785	Rs.	—	Rs.	554	Rs.	68,978	Rs.	68,978

Liabilities:
Trade and other payables	21	Rs.	—	Rs.	—	Rs.	10,503	Rs.	—	Rs.	10,503	Rs.	10,503
Derivative financial instruments			—		—		—		305		305		305
Long-term borrowings	17		—		—		24,213		—		24,213		24,213
Short-term borrowings	17		—		—		20,607		—		20,607		20,607
Other liabilities and provisions(2)	20 & 22		—		—		16,463		—		16,463		16,463

Total		Rs.	—	Rs.	—	Rs.	71,786	Rs.	305	Rs.	72,091	Rs.	72,091

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) amounting to Rs.12,278 and Rs.11,273 as of March 31, 2015 and March 31, 2014, respectively, are not included.

(2)

Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) amounting to Rs.7,993 and Rs.4,665 as of March 31, 2015 and March 31, 2014, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual finds	Rs.	21,641	Rs.	—	Rs.	—	Rs.	21,641
Available for sale - Financial asset - Investment in equity securities		2,587		—		—		2,587
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		338		—		338

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual finds	Rs.	10,762	Rs.	—	Rs.	—	Rs.	10,762
Available for sale - Financial asset - Investment in equity securities		23		—		—		23
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		249		—		249

(1)

The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations.

The models incorporate various inputs including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at March 31, 2015, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Financial instruments (continued)

Derivative financial instruments

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Venezuelan bolivars and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros. The Company uses forward contracts, option contracts and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates.

The counterparty for these contracts is generally a bank or a financial institution. The Company had a derivative financial asset and derivative financial liability of Rs.800 and Rs.462, respectively, as of March 31, 2015 as compared to derivative financial asset and derivative financial liability of Rs.554 and Rs.305, respectively, as of March 31, 2014 towards these derivative financial instruments.

Further, in respect of these foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net gain of Rs.2,226, a net loss of Rs.426, and a net gain of Rs.506, for the years ended March 31, 2015, 2014, and 2013, respectively.

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

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company recorded, as a component of equity, a net gain of Rs.99, a net loss of Rs.1,650 and a net gain of Rs.1,697 for the years ended March 31, 2015, 2014 and 2013, respectively.

The Company also recorded a net gain of Rs.300, a net loss of Rs.1,093 and Rs.2,576 as part of revenue during the years ended March 31, 2015, 2014 and 2013, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.1,805 as at March 31, 2015, as compared to a loss of Rs.1,903 as at March 31, 2014.

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

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2015.

Category	Instrument	Currency	Cross Currency	Amounts		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	RON	U.S.$	10.0	Buy
	Forward contract	U.S.$	INR	U.S.$	146.9	Sell

	Forward contract	U.S.$	RUB	U.S.$	20.0	Buy
	Forward contract	U.S.$	RUB	U.S.$	20.0	Sell
	Forward contract	EUR	U.S.$	EUR	35.0	Sell
	Forward contract	EUR	U.S.$	EUR	6.0	Buy
	Option contract	U.S.$	INR	U.S.$	90.0	Sell
Hedges of highly probable forecasted transactions	Forward contract	U.S.$	INR	U.S.$	30.0	Sell
	Forward contract	RUB	INR	RUB	300.0	Sell
	Option contract	U.S.$	INR	U.S.$	250.0	Sell

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Financial instruments (continued)

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2014.

Category	Instrument	Currency	Cross Currency	Amounts		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	10.0	Buy
	Forward contract	U.S.$	INR	U.S.$	422.5	Sell
	Forward contract	U.S.$	RON	U.S.$	13.0	Buy
	Forward contract	EUR	U.S.$	EUR	170.0	Sell
Hedges of highly probable forecasted transactions	Forward contract	U.S.$	INR	U.S.$	45.0	Sell
	Option contract	U.S.$	INR	U.S.$	235.0	Sell

The table below summarizes the periods when the cash flows associated with highly probable forecasted transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2015		2014
Cash flows in U.S. Dollars
Not later than one month	Rs.	2,969	Rs.	1,797
Later than one month and not later than three months		5,625		3,595
Later than three months and not later than six months		8,594		5,392
Later than six months and not later than one year		7,188		9,287
Later than one year		3,438		9,886

	Rs.	27,814	Rs.	29,957

Cash flows in Roubles
Not later than one month	Rs.	27		—
Later than one month and not later than three months		54		—
Later than three months and not later than six months		81		—
Later than six months and not later than one year		161		—

	Rs.	323		—

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

The changes in fair value of such interest rate swaps (including cross currency interest rate swaps) are recognized as part of finance cost. Accordingly, the Company has recorded, as part of finance cost, a net loss of Rs.10 and net gain of Rs.259 for the years ended March 31, 2015 and 2014, respectively.

As on March 31, 2015, the Company had outstanding interest rate swap arrangements that hedged a portion of interest rate risk arising from floating rate, dollar denominated foreign currency borrowing of U.S.$165.

30. Financial risk management

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

30. Financial risk management (continued)

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

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2015. Of the total trade and other receivables, Rs.33,226 as at March 31, 2015 and Rs.24,206 as at March 31, 2014 consisted of customer balances that were neither past due nor impaired.

Financial assets that are past due but not impaired

The Company’s credit period for customers generally ranges from 20 - 180 days. The aging of trade and other receivables that are past due but not impaired is given below:

	As of March 31,
	2015		2014
Period (in days)
1 – 90	Rs.	6,229	Rs.	7,716
90 – 180		766		876
More than 180		534		239

Total	Rs.	7,529	Rs.	8,831

See Note 12 for the activity in the allowance for impairment of trade and other receivables.

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

As of March 31, 2015 and 2014, the Company had unutilized credit limits from banks of Rs.10,438 and Rs.14,596, respectively.

As of March 31, 2015, the Company had working capital of Rs.55,843, including cash and cash equivalents of Rs.5,394, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.12,848 and investments in available-for-sale financial assets of Rs.24,228. As of March 31, 2014, the Company had working capital of Rs.49,684, including cash and cash equivalents of Rs.8,451, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.14,298 and investments in available-for-sale financial assets of Rs.10,785.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 17 to these consolidated financial statements) as at March 31, 2015:

Particulars	2016		2017		2018		2019		Thereafter		Total
Trade and other payables	Rs.	10,660	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	10,660
Bank overdraft, short-term loans and borrowings		21,857		—		—		—		—		21,857
Other liabilities and provisions		18,732		30		29		28		621		19,440
Derivative financial instruments - liabilities		462		—		—		—		—		462

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Financial risk management (continued)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 17 to these consolidated financial statements) as at March 31, 2014:

Particulars	2015		2016		2017		2018		Thereafter		Total
Trade and other payables	Rs.	10,503	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	10,503
Bank overdraft, short-term loans and borrowings		20,607		—		—		—		—		20,607
Other liabilities and provisions		15,755		29		29		28		622		16,463
Derivative financial instruments - liabilities		305		—		—		—		—		305

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

Foreign exchange risk

The Company’s foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling, Venezuelan bolivars and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles and Euros). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 29 above.

In respect of the Company’s forward contracts, option contracts and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•

an approximately Rs.1,308/(631) increase/(decrease) in the Company’s hedging reserve and an approximately Rs.1,598/(1,790) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2015;

•

an approximately Rs.1,254/(945) increase/(decrease) in the Company’s hedging reserve and an approximately Rs.3,863/(4,011) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2014; and

•

an approximately Rs.2,381/(1,854) increase/(decrease) in the Company’s hedging reserve and an approximately Rs.1,481/(1,538) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2013.

In respect of the Company’s foreign currency borrowings designated in a cash flow hedge relationship, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such borrowings would have resulted in an approximately Rs.1,031, Rs.1,318 and Rs.1,215 increase/decrease in the Company’s hedging reserve as at March 31, 2015, 2014 and 2013, respectively.

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2015:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	513	Rs.	410	Rs.	249	Rs.	2,462	Rs.	3,634
Other investments		3,063		—		—		—		3,063
Trade and other receivables		26,214		1,369		4,376		3,780		35,739
Other assets		91		1		62		180		334

Total	Rs.	29,881	Rs.	1,780	Rs.	4,687	Rs.	6,422	Rs.	42,770

Liabilities:
Trade and other payables	Rs.	2,397	Rs.	438	Rs.	66	Rs.	642	Rs.	3,543
Long-term borrowings		19,701		—		140		—		19,841
Short-term borrowings		14,875		2,116		3,866		—		20,857
Other liabilities and provisions		7,645		163		1,598		854		10,260

Total	Rs.	44,618	Rs.	2,717	Rs.	5,670	Rs.	1,496	Rs.	54,501

(1)	Others include currencies such as U.K. pounds sterling, Swiss francs and Venezuela bolivars.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Financial risk management (continued)

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2014:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	1,585	Rs.	109	Rs.	345	Rs.	1,284	Rs.	3,323
Other investments		2,756		—		—		—		2,756
Trade and other receivables		18,080		1,558		5,772		2,983		28,393
Other assets		204		1		212		183		600

Total	Rs.	22,625	Rs.	1,668	Rs.	6,329	Rs.	4,450	Rs.	35,072

Liabilities:
Trade and other payables	Rs.	1,736	Rs.	492	Rs.	144	Rs.	234	Rs.	2,606
Long-term borrowings		22,185		—		124		—		22,309
Short-term borrowings		7,519		4,258		6,179		—		17,956
Other liabilities and provisions		5,684		252		1,497		904		8,337

Total	Rs.	37,124	Rs.	5,002	Rs.	7,944	Rs.	1,138	Rs.	51,208

(1)	Others include currencies such as U.K. pounds sterling, Swiss francs and Venezuela bolivars.

For the years ended March 31, 2015 and 2014, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by approximately Rs.1,173 and Rs.1,614, respectively.

Further, the Company is exposed to a potential adverse devaluation risk on its monetary assets of VEF 245 in Venezuela, which are currently recorded at the CENCOEX preferential rate of VEF 6.3 per U.S. dollar. Refer to Note 39 for further details.

Interest rate risk

As of March 31, 2015 and March 31, 2014, the Company had foreign currency loans of Rs.37,419 carrying a floating interest rate of LIBOR plus 7.5-130 bps and Rs.35,221 carrying a floating interest rate of LIBOR plus 20-179 bps and Moscow Prime Offered Rate (“Mosprime”) plus 60 bps, respectively. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 17 of these consolidated financial statements.

For the years ended March 31, 2015, 2014 and 2013, every 10% increase or decrease in the floating interest rate component (i.e., LIBOR or Mosprime) applicable to its loans and borrowings would affect the Company’s net profit by approximately Rs.6, Rs.13 and Rs.4, respectively.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2015, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

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

	Amount
Category
Land	Rs.	66
Buildings		382
Plant and machinery		702
Inventories		113
Other current assets		1

Grand total	Rs.	1,264

Buildings and plant and machinery are depreciated over the remaining useful life of the respective assets.

32. Bonus Debentures

On March 24, 2011, the Company issued to its shareholders “in-kind” (i.e., for no cash consideration) 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as “bonus debentures”), effected by way of capitalization of its retained earnings. These bonus debentures matured on March 24, 2014 and were redeemed by the Company for cash in an amount equal to their face value of Rs.5 each, along with the third and final interest payment thereon. The aggregate amount of principal payment for all such bonus debentures on March 24, 2014 was Rs.5,078.

33. Collaboration agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the “Collaboration Agreement”) with Curis, Inc. (“Curis”) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug (“IND”) enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

As a partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene approximately 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction and approximately 16.6% of its outstanding common stock immediately after the transaction. The shares issued to Aurigene are subject to a lock-up agreement until January 18, 2017, with the shares being released from such lock-up in 25% increments on each of July 18, 2015, January 18, 2016, July 18, 2016 and January 18, 2017, subject to acceleration of release of all the shares in connection with a change of control of Curis. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated January 18, 2015 which provides for certain registration rights with respect to resales of the shares.

The fair value of these equity shares on the date of agreement was Rs.1,452 (U.S.$23.5). The upfront consideration received in the form of equity shares is deferred and recognized as revenue over the period in which Aurigene has continuing performance obligations. Furthermore, these equity shares are classified as available-for-sale financial instruments and are remeasured at fair value at every reporting date. Accordingly, Rs.1,102 (U.S.$17.6), representing the gain arising from changes in the fair value of such equity shares, is recorded in Other comprehensive income for the year ended March 31, 2015.

Aurigene is also entitled to development and commercial milestone payments as follows:

•	for the first two programs: up to $52.5 per program, including $42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any;

•	for the third and fourth programs: up to $50 per program, including $42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any; and

•	for any program thereafter: up to $140.5 per program, including $87.5 in approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any.

In addition, Curis has agreed to pay Aurigene royalties, ranging between high single digits to 10%, on its net sales in territories where it commercializes products. Furthermore, Aurigene is entitled to receive a share of Curis’ revenues from sublicenses, which share varies based upon specified factors such as the sublicensed territory, whether the sublicense revenue is royalty based or non-royalty based and, in some cases, the stage of the applicable molecule and product at the time the sublicense is granted.

This arrangement is accounted for as joint operation under IFRS 11.

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

35. Agreement with Pierre Fabre

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

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre. Such non-refundable upfront consideration is deferred and recognized as revenue over the period in which Aurigene has continuing performance obligations. Aurigene may also receive additional royalties and milestone payments based upon the continued development, regulatory progresses and commercialization of AUNP-12.

This arrangement is accounted for as joint operation under IFRS 11.

36. Contingencies

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

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

36. Contingencies (continued)

Product and patent related matters (continued)

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the allegedly overcharged amount including interest thereon, and believes that possibility of any liability that may arise on account of penalties pursuant to this litigation is not probable. In the event the Company is unsuccessful in this litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

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

On February 12, 2014, the Court issued an order granting the Company’s motion in part, finding that the plaintiffs failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. On October 20, 2014, the Company reached a settlement with a majority of the plaintiffs, subject to the Court’s approval. Under the terms of the settlement, the Company will not make any payment to the plaintiffs. On January 28, 2015, the Court granted the Company’s consent motion for approval of the settlement agreements.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

36. Contingencies (continued)

Product and patent related matters (continued)

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. The Court has construed the patent claims and the case is currently in progress at a fact discovery stage. No provision related to this litigation is made in the Company’s consolidated financial statements as of March 31, 2015. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (“CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company has violated the Consumer Product Safety Act (“CPSA”) and the Poison Prevention Packaging Act (“PPPA”) and intends to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations.

Simultaneously, the Department of Justice (the “DOJ”) is also currently investigating a complaint related to these issues under the Federal False Claims Act. A meeting with the DOJ occurred on August 20, 2014 and the Company provided some additional clarifying information to the DOJ subsequent to that meeting.

At this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision related to this litigation is made in the Company’s consolidated financial statements as of March 31, 2015. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

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

On November 15, 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on November 16, 2012 which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. Argument of the appeal was heard on December 6, 2013, and on April 11, 2014, the Court of Appeals affirmed that the U.S. patent numbers 7,718,634 and 7,410,957 are invalid as obvious. A petition for rehearing and rehearing en banc was filed by Roche on May 12, 2014, and the Company filed its response on June 9, 2014. On July 11, 2014, the Court denied the petition for rehearing and rehearing en banc.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

36. Contingencies (continued)

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

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

36. Contingencies (continued)

Indirect taxes related matters (continued)

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus 100% penalties and interest thereon	The Company has filed an appeal before the CESTAT.
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon	The Company has filed an appeal before the CESTAT.
April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2013 to March 2014	Rs.69 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in the Company’s consolidated financial statements as of March 31, 2015.

Value Added Tax (“VAT”) matter

The Company received various show cause notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2011 to March 2013	Rs.86 plus 10% penalty	The Company has filed an appeal before the Appellate Deputy Commissioner.

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable. Accordingly, no provision relating to these claims has been made in the Company’s consolidated financial statements as of March 31, 2015.

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.43. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in the Company’s consolidated financial statements as of March 31, 2015.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

36. Contingencies (continued)

Fuel Surcharge Adjustments (continued)

After taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of March 31, 2015, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in respect of this matter in the Company’s consolidated financial statements as of March 31, 2015.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.611. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision was made in respect of these matters in the Company’s consolidated financial statements as of March 31, 2015.

Others

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

37. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2015, 2014 and 2013:

	For the Year Ended March 31, 2015
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	9,469	Rs.	15,400	Rs.	4,098	Rs.	28,967
Depreciation and amortization		4,154		3,023		923		8,100

	For the Year Ended March 31, 2014
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	8,526	Rs.	13,727	Rs.	2,684	Rs.	24,937
Depreciation and amortization		3,771		2,901		434		7,106

	For the Year Ended March 31, 2013
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	7,096	Rs.	11,960	Rs.	1,357	Rs.	20,413
Depreciation and amortization		2,983		2,197		369		5,549

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

38. Agreement with Novartis Consumer Health Inc.

On October 18, 2014, the Company, through its wholly owned subsidiary Dr. Reddy’s Laboratories SA, entered into an asset purchase agreement with Novartis Consumer Health Inc. to acquire the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and to market the product in the United States.

After obtaining the necessary approvals from the U.S. Federal Trade Commission, the Company completed the acquisition of Habitrol® on December 17, 2014. The total purchase consideration was Rs.5,097 (U.S.$80).

The transaction has been recorded as an acquisition of a product related intangible asset with a useful life of 8 years. The carrying amount of the asset as at March 31, 2015 was Rs.4,911.

39. Venezuela operations

Dr. Reddy’s Venezuela, C.A., a wholly owned subsidiary of the Company, is primarily engaged in import of pharmaceutical products from parent company and other subsidiaries of the Company and the sale of such products in Venezuela. During the year ended March 31, 2015, the Company’s revenues from Venezuela were Rs.8,335 (Venezuelan bolivar (“VEF”) 813).

In February 2015, the Venezuelan government launched an overhaul of the exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as “SIMADI”), is the third mechanism in the new three-tier exchange rate regime and allows for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD) .

The new second tier, SICAD, is a combination of the former second and third tiers, SICAD I and SICAD II, with a rate of approximately 12.0 VEF per U.S.$1.00. The first tier, the official exchange rate, is unchanged and sells dollars at 6.30 VEF per U.S.$1.00 for preferential goods.

As on March 31, 2015 the exchange rates in all the three aforesaid tiers are as follows:

•	CENCOEX preferential rate – 6.3 VEF per U.S.$;

•	SICAD rate - 12 VEF per U.S.$; and

•	SIMADI rate - approximately 193 VEF per U.S.$.

As per the existing laws in Venezuela, payments towards the importation of pharmaceutical products qualify for the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00, and the Company has been receiving approvals from the CENCOEX at such preferential rate. Accordingly, monetary assets of VEF 245 which equate to the amount of import payments (U.S.$39) that are eligible and pending for approval are translated at such preferential rate.

The balance of the Company’s Venezuelan monetary assets and liabilities, in the net amount of VEF 88, may not qualify for the preferential rate of 6.3 VEF per U.S.$1.00. Following the guidance available in IAS 21, the Company assessed the rate at which such balances are likely to be realized or settled and believes that it is appropriate to use the SIMADI rate (VEF 193 per U.S.$1.00) to translate such balances. Consequently, foreign exchange loss amounting to Rs.843 on translation of such monetary assets and liabilities at the SIMADI rate was recorded under “finance expenses” during the year ended March 31, 2015.

40. Subsequent events

Acquisition of select established brand portfolio of UCB

On April 1, 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of established products’ business in the territories of India, Nepal, Sri Lanka and Maldives. The purchased business was acquired on a slump sale basis (an Indian tax law concept which refers to the transfer of a business as a going concern without values being assigned to individual assets and liabilities). The transaction includes approximately 350 employees engaged in operations of the acquired India business. The acquisition is expected to strengthen the Company’s presence in the areas of dermatology, respiratory and pediatric products. The total purchase consideration was Rs.8,000. The acquisition was closed on June 16, 2015 and the Company is currently in the process of finalizing the purchase price allocation to various assets acquired and liabilities assumed.

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

DR. REDDY’S LABORATORIES LIMITED

By:	/s/G.V. Prasad
G.V. Prasad
Co-Chairman and Chief Executive Officer

By:	/s/Saumen Chakraborty
Saumen Chakraborty
President and Chief Financial Officer

Hyderabad, India

June 17, 2015