Form 20-F
period 2016-03-31
DR REDDYS LABORATORIES LTD
filed 2016-06-23
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2016

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

170,607,653 Equity Shares

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.66.25, as published by Federal Reserve Board of Governors on March 31, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” all of which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated income statement data for the years ended March 31, 2016, 2015, 2014, 2013 and 2012 and the selected consolidated statement of financial position data as of March 31, 2016, 2015, 2014, 2013 and 2012 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

	For the year ended March 31,
	2016		2016		2015		2014		2013		2012
			(Rs. in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	2,335	Rs.	154,708	Rs.	148,189	Rs.	132,170	Rs.	116,266	Rs.	96,737
Cost of revenues		942		62,427		62,786		56,369		55,687		43,432
Gross profit		1,393		92,281		85,403		75,801		60,579		53,305
Selling, general and administrative expenses		690		45,702		42,585		38,783		34,272		29,907
Research and development expenses		269		17,834		17,449		12,402		7,674		5,911
Other (income)/expense, net		(13)		(874)		(917)		(1,416)		(2,479)		(765)
Results from operating activities		447		29,619		26,286		26,032		21,112		18,252
Finance (expense)/income, net		(41)		(2,708)		1,682		400		460		160
Share of profit of equity accounted investees, net of tax		3		229		195		174		104		54
Profit before tax		410		27,140		28,163		26,606		21,676		18,466
Tax expense		(108)		(7,127)		(5,984)		(5,094)		(4,900)		(4,204)
Profit for the year		302		20,013		22,179		21,512		16,776		14,262

Attributable to:
Equity holders of the Company		302		20,013		22,179		21,515		16,777		14,262
Non-controlling interests		—		—		—		(3)		(1)		—
Profit for the year	U.S.$	302	Rs.	20,013	Rs.	22,179	Rs.	21,512	Rs.	16,776	Rs.	14,262
Earnings per share
Basic	U.S.$	1.77	Rs.	117.34	Rs.	130.22	Rs.	126.52	Rs.	98.82	Rs.	84.16
Diluted	U.S.$	1.77	Rs.	116.98	Rs.	129.75	Rs.	126.04	Rs.	98.44	Rs.	83.81
Weighted average number of equity shares used in computing earnings per equity share*
Basic				170,547,643		170,314,506		170,044,518		169,777,458		169,469,888
Diluted				171,072,780		170,933,433		170,695,017		170,432,680		170,177,944
Cash dividend per equity share**	U.S.$	0.30	Rs.	20	Rs.	18	Rs.	15	Rs.	13.75	Rs.	11.25

*	Each ADR represents one equity share.
**	Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2016		2016		2015	2014		2013		2012
	(Rs. in millions, U.S.$ in millions, except share data)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S.$	74	Rs.	4,921	Rs. 5,394	Rs.	8,451	Rs.	5,136	Rs.	7,379
Other investments (current and non-current)		559		37,022	37,076		25,083		17,172		10,773
Total assets		3,134		207,650	194,762		170,223		142,369		119,477
Total long term debt, excluding current portion		161		10,685	14,307		20,740		12,625		16,335
Total equity	U.S.$	1,937	Rs.	128,336	Rs. 111,302	Rs.	90,801	Rs.	72,805	Rs.	57,287
Number of shares outstanding				170,607,653	170,381,174		170,108,868		169,836,475		169,560,346

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2016 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.66.25, as published by Federal Reserve Board of Governors on March 31, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

For the year ended March 31,	Period End	Average	High	Low
2012	50.89	48.01	53.71	44.00
2013	54.52	54.48	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.34	63.67	58.30
2016	66.25	65.58	68.84	61.99

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2015	65.57	64.70
November 2015	66.86	65.46
December 2015	67.10	66.00
January 2016	68.08	66.49
February 2016	68.84	67.57
March 2016	67.75	66.25

On June 17, 2016, the noon buying rate in the city of New York was Rs.67.11 per U.S. dollar.

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

Additionally, governmental authorities, including among others the U.S. Food and Drug Administration (“U.S. FDA”) and the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. More recently, a number of Indian generic pharmaceutical companies were issued import alerts and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of active pharmaceutical ingredients and formulations plants servicing the United States and other markets of our Global Generics business is based out of India. There has been an increasing trend by the U.S. FDA and governmental regulators in other developed countries towards Indian manufacturing site audits. While our quality practices and quality management systems are conducted in a manner designed to satisfy these types of audits, we cannot guarantee that our efforts will prevent adverse outcomes such as audit observations, corrective action requests, warning letters or import bans.

For example, in November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at three of our manufacturing facilities - two API manufacturing sites and one formulations injectable manufacturing site in India. This had an adverse impact on new product approvals from these sites, and we have taken steps to minimize the impact from these sites through site transfers of certain key products. We continue to develop and implement our corrective action plans relating to the warning letter. Unless and until these issues are resolved to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of our new products and new drug applications, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against us. Any such further action could have a material and negative impact on our ongoing business and operations.

Furthermore, we deal with numerous third party manufacturers and despite our strict oversight, any lapse in their quality practices and quality management systems could lead to similarly adverse outcomes in the event of an audit.

If we or our third party suppliers fail to comply fully with applicable regulations or to take corrective actions that are mandated, then there could be a government-enforced shutdown of our production facilities or an import ban, which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers, or we could be subjected to government fines. For example, the U.S. FDA imposed an import ban on our manufacturing facility at Cuernavaca, Mexico from June 2011 through July 2012.

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

The U.S. FDA issued final guidance in April 2015 on implementing an abbreviated biosimilar approval pathway. In March 2015, the U.S. FDA approved the first biosimilar product submitted under the abbreviated biosimilar pathway. While the U.S. FDA has issued guidelines, these guidelines contain features that could significantly prolong the biosimilar development process and significant ambiguity and questions remain, including, for example, questions regarding standards and criteria for biosimilars and interchangeables. In addition, due to the recent submissions and approvals of abbreviated biosimilar applications, a number of legal challenges construing the requirements of the abbreviated biosimilar pathway are under review. For example, in July 2015, the U.S. Court of Appeals for the Federal Circuit held that biosimilar applicants were not required to provide copies of the biosimilar application or manufacturing information but needed to provide 180-day commercial marketing notice to the reference sponsor. Although we do not have any existing biosimilar product directly impacted by this decision and other ongoing legal challenges, there remains some uncertainty regarding the abbreviated biosimilar approval pathway.

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

Our success depends, in part, on the extent to which government and health administration authorities, private health insurers and other third-party payors will pay for our products. Increasing expenditures for health care has been the subject of considerable public attention in almost every jurisdiction where we conduct business. Both private and governmental entities are seeking ways to reduce or contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. These pressures are particularly strong given the lingering effects of the recent global economic and financial crisis, including the ongoing debt crisis in certain countries in Europe. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. Our products continue to be subject to increasing price and reimbursement pressure that can limit the revenues we earn from our products in many countries due to, among other things:

•	The existence of government-imposed price controls and mandatory discounts and rebates;

•	removal of drugs from government reimbursement schemes (for example products determined to be less cost-effective than alternatives);

•	increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates;

•	increase in cost containment policies related to health expenses in a context of economic slowdown;

•	more demanding evaluation criteria applied by Health Technology Assessment (“HTA”) agencies when considering whether to cover new drugs at a certain price level; and

•	more governments using international reference pricing to set the price of drugs based on international comparisons.

We expect these efforts to continue as healthcare payors around the globe, in particular government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare.

India

Under the present drug policy of the Government of India, certain drugs have been specified under the Drugs (Prices Control) Order, 2013 (the “DPCO”) as subject to price control. The Government of India established the National Pharmaceutical Pricing Authority, 2012 (“NPPA”), to control pharmaceutical prices. Under the DPCO, the NPPA has the authority to fix the maximum selling price for specified products. As a result, hundreds of drugs on India’s National List of Essential Medicines were identified and subjected to price controls in India. On May 15, 2013, the Department of Pharmaceuticals of the Government of India released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines.

Recently, there has been a series of proposals and announcements by the Government of India regarding price controls. First, in December 2015 a proposal was issued to list certain additional drugs on the National List of Essential Medicines. That was followed with an announcement on March 3, 2016 of a reduction in the maximum prices of various drugs, as a result of negative inflation as measured by India’s Wholesale Price Index. Further, on March 10, 2016, the Department of Pharmaceuticals notified the Drugs (Prices Control) Amendment Order, 2016 (“DPCAO 2016”), which amended the Drugs (Price Control) Order, 2013 and revised the National List of Essential Medicines. Under the DPCAO 2016, a total of 106 medicines were added to and 70 medicines were deleted from the National List of Essential Medicines, which now contains 376 drugs. The NPPA was in the process of notifying / re-notifying the prices for scheduled drugs as of March 31, 2016. The individual drug price notifications for majority of the products have been released by the NPPA. Based on these notifications, we believe that we could be adversely impacted by approximately 3% to 5% of our annual revenues from sales of all of our products in India.

Additionally, on March 12, 2016, the Department of Health and Family Welfare under the ministry of Health and Family Welfare of the Government of India banned 344 fixed dose combination drugs (i.e., two or more active drugs combined in a fixed ratio into a single dosage). A number of pharmaceutical companies, including us, have filed a writ petition before the Delhi High Court challenging the ban. The Delhi High Court granted an interim stay on the ban notification. In the event that this notification comes into effect, it could adversely impact our revenues by approximately 0.7% on an annual basis. Further, it could adversely impact the Indian pharmaceutical industry by approximately 3.1% on an annual basis (as per AWACS, a provider of market research to the Indian Pharmaceutical Industry).

The NPPA has since notified changes to pricing of different products multiple times, which have impacted certain of our oncology and chronic condition products.

Such ongoing changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

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

On January 27, 2012, The Centers for Medicare and Medicaid Services (“CMS”) issued its long awaited proposed rule implementing the Medicaid pricing and reimbursement provisions of the PPACA and related legislation. CMS accepted comments on this proposed rule through April 2, 2012.

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

On February 1, 2016, the CMS published a Final Regulation in the Federal Register to implement changes to and clarify ambiguities in the Medicaid Drug Rebate Program that were enacted by the PPACA. With some exceptions, the Final Regulation will be applied prospectively effective April 1, 2016. The key provisions covered under the Final Regulation included, without limitation, the following: (i) the adoption of a final definition of “retail community pharmacy” (“RCP”), (ii) the adoption of a rule permitting inhalation, infusion, instilled, implanted, or injectable drugs (“5i drugs”) to be deemed not to be “generally dispensed” through a RCP, and thus excluded from the calculation of their AMP, if 70% or more of its sales were to entities other than RCPs or wholesalers for drugs distributed to RCPs (the prior threshold was 90%), (iii) the inclusion of authorized generics in calculations of AMP and best price, (iv) narrowing the regulatory definition for “best price”, (v) requiring additional Medicaid rebate payments for generic drugs, effective as of April 1, 2017, and (vi) clarification of the definition of “bona fide service fees” based on a four part test.

Pending full implementation of the PPACA, we are continuing to evaluate all potential scenarios surrounding its implementation and the corresponding impact on our financial condition, results of operations and cash flow.

Germany

In Germany, the government has introduced several healthcare reforms in order to control healthcare spending and promote the prescribing of generic drugs. As a result, the prices of generic pharmaceutical products in Germany have declined, impacting our revenues, and may further decline in the future. Furthermore, in 2007, the shift to a tender (i.e., competitive bidding) based supply model in Germany has led to a significant decline in the prices for our products and impacted our market opportunities in that country. Similar developments may take place in our other key markets. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.

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

The Eurasian Economic Union (“EEU”), whose member states are Russia, Belarus, Kazakhstan, Armenia, and Kyrgyzstan, officially started functioning on January 1, 2015. Among other things, the member states of the EEU signed an international agreement establishing common principles and rules of functioning of the market for medicines within the EEU, which agreement was originally expected to be made effective from January 1, 2016. For these purposes, the member states are working on the necessary regulatory framework and EEU plans for its member states to sign 25 acts governing various stages of drugs circulation. According to the agreement, the market authorization for a particular medicine received in one EEU member state will be valid throughout the whole EEU territory. This agreement, together with Russia’s “Priority Action Plan for sustainable economic and social stability development in 2015,” is expected to have a number of impacts on pharmaceutical pricing and import substitution preferences in Russia.

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

We expect to derive an increasing portion of our sales from regions such as Latin America, Russia and other countries of the former Soviet Union, Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political and economic instability. For example, as a result of severe political instability and ongoing conflict in Ukraine, the United States and the European Union have imposed sanctions on certain individuals and companies in Ukraine and Russia, including sanctions targeted at the Crimea region of Ukraine which was annexed by Russia. Political instability in the region has combined with low worldwide oil prices that significantly devalued the Russian rouble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia also experienced significant devaluation in 2014. Some of these are new markets that we have recently entered, and we may decide to enter other new markets in the future and thus may face additional risks arising out of political and economic instability.

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

From time to time we enter new markets, and face risks arising out of our limited knowledge of the market and the customs, laws and regulatory systems that may apply.

From time to time we enter new markets in which we have limited knowledge of the market and the customs, laws, regulatory, political and social systems that may apply. Our success in these new markets is dependent upon the acceptability of our product and brand, the ease of doing business in such market and various other social and economic factors that may be specific to such market. Further, limitations by the local authorities of repatriation of generated funds may pose a risk to our success in these new markets. Our sales and profit margins may be adversely affected if we fail to provide competitive options in the market or our brands fail to gain acceptability in the market.

Class action lawsuits could expose us to significant liabilities, result in negative publicity, harm our reputation and have a material adverse effect on the price of our ADSs.

Shareholders of a public company sometimes bring securities class action lawsuits against the company following periods of instability in the market price of that company’s securities. As a public company grows in size, the risk of such litigations may increase. If we were to be sued in any such class action suit, irrespective of the merits of the underlying case, it could have adverse effects on us, including among other things: (a) a diversion of management’s time and attention and other resources from our business and operations, which could harm our results of operations; (b) negative publicity, which could harm our reputation and restrict our ability to raise capital in the future; (c) requiring us to incur significant expenses to defend the suit; and (d) if a claim against us is successful, we may be required to pay significant damages and, in certain circumstances, to indemnify our directors and officers if they are named as defendants in the class action suit. Any of the foregoing could, individually or in the aggregate, have a material adverse effect on our financial condition and results of operations and/or the price of our ADSs.

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

If we are unable to defend ourselves in patent challenges, we could be subject to injunctions preventing us from selling our products, or we could be subject to substantial liabilities that could adversely affect our profits. Further, our patent settlement agreements with the innovators may face government scrutiny, exposing us to significant damages.

There has been substantial patent related litigation in the pharmaceutical industry concerning the manufacture, use and sale of various products. In the normal course of business, we are regularly subject to lawsuits and the ultimate outcome of litigation could adversely affect our results of operations, financial condition and cash flow. Regardless of regulatory approval, lawsuits are periodically commenced against us with respect to alleged patent infringements by us, such suits often being triggered by our filing of an application for governmental approval, such as an ANDA or NDA. The expense of any such litigation and the resulting disruption to our business, whether or not we are successful, could harm our business. The uncertainties inherent in patent litigation make it difficult for us to predict the outcome of any such litigation.

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

Similarly, the European Commission has placed European operations of several brand and generic companies, under intense scrutiny in connection with its inquiry into possible anticompetitive conditions in the European pharmaceutical sector. More generally, there is a risk that the increased scrutiny of the European pharmaceutical sector may lead to changes in the regulation of our business that would have an adverse impact on our results of operations in Europe.

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

The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes in the calculation outcomes. In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to a drug’s average wholesale price (“AWP”) and wholesale acquisition cost (“WAC”), and in some cases have filed lawsuits in which they have alleged that reporting of inflated AWPs or WACs has led to excessive payments by Medicare and/or Medicaid for prescription drugs. In addition, we are notified from time to time of governmental investigations regarding marketing practices or pricing issues. In the United States, we are currently responding to federal investigations into our marketing practices with regard to some of our products, which could result in civil litigation brought on behalf of the federal government.

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

Because of the amount of capital required to be invested in augmenting our differentiated products pipeline, in some cases we are reliant on partnerships and joint ventures with third parties, and consequently face the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that we are relying on to meet our revenue and profit goals. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profits.

Our Proprietary Products segment, particularly our Specialty businesses in the United States, faces intense competition from companies that are more entrenched than we are or have greater resources than ours.

Our risk profile for our Proprietary Products segment is lower than the comparable risk profile of companies working with completely novel entities. Nevertheless, the exposure that the businesses in this segment face is higher than that of the Generics business due to several factors outlined below.

Market penetration requires successful commercial positioning in relation not only to past therapies but also new competitors. All of the therapeutic areas in which we compete have many active competitors, each vying for market share in similar indications with products that may have some similar attributes. As such, success in our Proprietary Products segment requires the ability to strategically differentiate our offerings from those of our competitors, which often requires time and investment in additional clinical studies, and brings with it the typical uncertainty of outcome that faces many clinical studies. An additional emerging challenge is access to physicians, who can explicitly refuse to see our sales representatives, and new approaches need to be found to provide them with the information required in order to make informed and appropriate prescription decisions. While the impact of these challenges is currently limited, they could potentially become significant in the future.

Even if we are able to successfully differentiate our products, adequate reimbursement from third party payors for our products is necessary. Typically, a managed care plan relies on a committee made up of physicians and others to decide which drugs will appear on its formulary. Without a reasonable position on the formulary of managed care plans, patients will not be able to obtain access to our products. Further, even after we contract for access on managed care formularies, we often have to provide additional point-of-sale discounts to patients in order to make their out-of-pocket payments affordable. All of these are necessary in this business segment, as all managed care plans attempt to aggressively direct their patients towards generic medicines.

Additionally, because the Specialty business of our Proprietary Products segment works primary with reformulated drugs, another risk is that the patents that protect the product are easier to engineer around than traditional composition of matter patents. While every attempt is made to create a robust intellectual property ring fence around these assets, the products in our U.S. Specialty business portfolio may enjoy lesser exclusivity periods than traditional innovative products.

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

Additionally, the proposed rule is likely to increase management and operating costs as a result of the need to set up database and software systems to monitor and track changes made, revisit internal processes regarding product label changes by regulatory teams, enable signal detection by pharmacovigilance and make changes in packaging and logistics involving our supply chain teams. Any failure to do this adequately can lead to an increase in our potential exposure to product liability claims and litigation. The U.S. FDA has announced that it will issue a final rule in April 2017.

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

As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in Indian rupees may decrease and our financial performance may be adversely impacted. This also exposes us to additional risks in the event of devaluations, hyperinflation or restrictions on the conversion of foreign currencies, such as the devaluation of the Venezuelan bolivar that occurred in March 2016, as described below.

In February, 2016, the Venezuelan government announced changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. The following changes became effective as of March 10, 2016:

•

The CENCOEX preferential rate was replaced with a new “DIPRO” rate. The DIPRO rate is only available for purchases and sales of essential items such as food and medicine. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00;

•	The SICAD exchange rate mechanism, which last auctioned U.S. Dollars for approximately 13 VEF per U.S.$1.00, was eliminated; and

•

The SIMADI exchange rate mechanism was replaced with a new “DICOM” rate, which governs all transactions not subject to the DIPRO exchange rate and will fluctuate according to market supply and demand. As of March 31, 2016, the DICOM exchange rate was 272.5 VEF per U.S.$1.00.

We have not yet received approvals from the Venezuelan government to repatriate any amount at preferential rates beyond the U.S.$4 million already approved and received during the year ended March 31, 2016. We believe that in the interim, it is appropriate to use the DICOM rate (i.e., 272.5 VEF per U.S.$1.00) instead of the preferential rate of VEF 10 per U.S.$1.00 for translating the monetary assets and liabilities of our Venezuelan subsidiary as at March 31, 2016. Accordingly, we recorded foreign exchange loss of Rs.4,621 million in the consolidated income statement during the year ended March 31, 2016. Notwithstanding the ongoing uncertainty, we continue to actively engage with the Venezuelan Government and seek approval to repatriate funds at preferential rates so that we may continue to provide affordable medicine to fulfill the needs of people of their country.

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

In the recent past and particularly since March 2013, the Indian rupee exchange rates as compared to the U.S. dollar have been highly volatile. In the year ended March 31, 2016, the Indian rupee depreciated by approximately 7% against the U.S. dollar. Such depreciation of the Indian rupee against the U.S. dollar has had positive benefits to our financial results. However, the Russian rouble and Euro depreciated by approximately 27% and 7%, respectively, against the Indian rupee during the year ended March 31, 2016. Such depreciation of foreign currencies has caused, and further depreciation in the future will cause, our foreign currency revenues as measured in Indian rupees to decrease, and thus adversely affect our financial results.

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

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2016, our ten largest customers accounted for approximately 85% of our North America Global Generics segment’s revenues. We are exposed to a concentration of credit risk in respect of these customers such that if one or more are affected by financial difficulty, it could materially and adversely affect our financial results. If the recent trend of consolidation among distributors continues, this risk may increase.

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

In our pursuit of operational excellence, several change management initiatives across our organization are currently in progress, including but not limited to information technology automation in the areas of manufacturing, research and development, supply chain and shared services. We have outsourced our IT hardware and applications in order to improve IT capability and performance. Any failure by such outsourced service providers to deliver timely and quality services and to co-operate with one another could create disruption, which could materially adversely affect our business or results of operations. Further, any failure by us to effectively manage such change initiatives or implement adequate controls in automation, security or availability of information technology systems could have a material adverse effects on our business.

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

In connection with this Annual Report on Form 20-F for the year ended March 31, 2016, our management conducted an assessment of the effectiveness of our internal controls over financial reporting as of March 31, 2016 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal controls over financial reporting were effective as of March 31, 2016. As we continue to undertake management assessments of our internal control over financial reporting in connection with annual reports on Form 20-F for future years, any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and result in a loss of investor confidence in the reliability of our financial statements, which could cause the price of our equity shares and ADSs to decline.

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

We need to constantly review and update our compliance program to keep it current and active. If we fail to do so, our vulnerabilities may increase and our controls may be found to be inadequate.

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

The Union Budget, 2016 has proposed that the weighted deduction on research and development activities be reduced in a phased manner from 200% to 150% commencing April 1, 2017 and from 150% to 100% commencing April 1, 2020. Further, Special Economic Zone (“SEZ”) units commencing manufacture or production of article and things after April 1, 2020 will not be eligible for SEZ tax deductions.

India’s Finance Act, 2015 amended the test of residence for foreign companies. While a non-resident company is generally taxed only on its Indian sourced income, a resident company is taxed on its global income. Under the amended rule, a company not formed under the laws of India would be considered a resident in India if its place of effective management in the previous year was in India. The term “place of effective management” (or “PoEM”) has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made. It is expected that final rules providing guidance on the interpretation and application of PoEM will be issued during the year ended March 31, 2017.

In India’s Finance Act, 2012, the Government of India introduced a levy of service tax based on a negative list of services. Consequently, all services have become taxable, except notified exempted services. The Finance Act, 2015 increased the rate of service tax from 12.36% (inclusive of surcharge and cess) to a consolidated rate of 14% effective as of June 1, 2015. Furthermore, effective November 2015, the service tax of 14% was increased by an additional 0.5% cess called the “Swatch Bharat Cess” to a consolidated rate of 14.50%. Effective June 1, 2016, the Finance Act 2016 further increased the service tax rate to 15% through introduction of another 0.5% cess called the “Krishi Kalyan Cess”.

Further, the Union Budget, 2015 proposed to implement Goods and Service Tax (“GST”) from April 1, 2016. GST will put in place a state-of-the-art indirect tax system which will integrate State economies and boost overall growth. It is proposed to subsume other taxes (such as central excise duty, service tax, octroi, value added tax, sales tax, and entry tax) into GST, thus avoiding the multiple layers of taxation that currently exist in India. A Constitution amendment bill approving the GST was approved by India’s lower house of the Parliament (i.e. Lok Sabha) on May 6, 2015. This Constitution amendment bill is currently pending in the Upper house of the Parliament (i.e. Rajya Sabha), but it is expected that a number of issues (such as the elimination of a controversial proposed 1% additional tax and the introduction of a cap on the maximum GST rate) will need to be resolved before this Constitution amendment bill is likely to be finalized and approved.

Under the Finance Act, 2013, the effective rate of dividend distribution tax (“DDT”) was 16.995% inclusive of surcharge and cess. The Finance Act (No 2) 2014 made an amendment in section 115-O, which requires grossing up of the dividend amount distributed for computing DDT. Pursuant to the amendment, effective October 1, 2014, the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess, and as a result, dividend amounts receivable by our shareholders after taxes are reduced. Furthermore, as a result of the increase in rate of surcharge in the Finance Act, 2015, effective April 1, 2015, the effective rate of DDT increased from 19.994% to 20.3576%. If the effective rate of dividend distribution tax increases in the future, the dividend amount receivable by our shareholders after taxes may decrease further.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on our intercompany arrangements, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in numerous countries and our failure to comply with the local and municipal tax regimes may result in additional taxes, penalties and enforcement actions from such authorities. Although our intercompany arrangements are based on accepted tax standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in such jurisdictions, which may increase our tax liabilities and could have a material adverse effect on the results of our operations. Further, the base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) contemplates changes to numerous international tax principles, as well as national tax incentives. It is hard to predict how the principles and recommendations developed by the OECD in the BEPS project will translate into specific national laws adversely impacting our tax liabilities, and therefore we cannot predict at this stage the magnitude of the effect of such rules on our financial results.

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

In the last decade, Asia experienced outbreaks of avian influenza and Severe Acute Respiratory Syndrome, or “SARS”. In addition, in 2009 a rising death toll in Mexico from a new strain of Swine Flu led the World Health Organization to declare a public health emergency of international concern. In May 2015, the Pan American Health Organization issued an alert regarding the first confirmed Zika virus infection in Brazil, and since then it has spread across the Americas. In the United States, there have been reports of local mosquito-borne transmission of the Zika virus in Puerto Rico, the U.S. Virgin Islands, and American Samoa, and there have been reports of cases in the continental United States in returning travelers. If the economy of our key markets is affected by such outbreaks or other epidemics, our business and results of operations may be adversely affected as a consequence.

Our principal shareholders have significant control over us and, if they take actions that are not in the best interests of our minority shareholders, the value of their investment in our ADSs may be harmed.

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 25.58% of our issued shares as at March 31, 2016. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a substantial portion of our total revenues for the year ended March 31, 2016 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

We may be subjected to additional compliance and litigation risks as a result of introduction of the Companies Act, 2013 in India and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

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

In addition, on September 2, 2015, the Securities and Exchange Board of India (“SEBI”) issued the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”) that must be followed by all listed Indian public companies effective December 1, 2015. These Listing Regulations were intended to consolidate and streamline the provisions of the existing listing agreements for different segments of the capital markets (e.g., equity securities, debt securities, Indian depository receipts, etc.). The Listing Regulations have thus been structured to provide ease of reference by consolidating into one single document across various types of securities listed on the stock exchanges. Key features of the Listing Regulations include:

•

A framework has been prescribed for disclosure of material events and information by listed entities to the Indian stock exchanges. Certain events mentioned in the regulations are deemed material and disclosure is mandatory. Certain events are to be disclosed based on application of the guidelines for materiality as prescribed. The Board of Directors is required to frame a policy for determination of materiality and disclose the same on the website of the company.

•

Entities will be required to frame policies on preservation of documents, determination of material subsidiaries, risk management, code of conduct, remuneration of directors, key managerial personnel and other employees, board diversity, materiality of related party transactions and dealing with related party transactions and criteria for evaluation of directors.

•	Existing listed entities are required to sign the shortened version of the listing agreement with stock exchanges within six months of the issuance of the Listing Regulations.

However, certain provisions of the Companies Act, 2013 and the new Listing Regulations provisions are subject to varying interpretations and their application in practice may evolve over time as additional guidance is provided by regulatory and governing bodies. This may result in delays or continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions.

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

Due to various macro-economic factors, the rate of inflation has recently been highly volatile in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 2004-05=100 was -0.85% for the year ended March 31, 2016 (as compared to -2.33% for the year ended March 31, 2015). This trend may continue to fluctuate and/or the rate of inflation may rise substantially. We may not be able to pass these inflationary costs on to our customers by increasing the price we charge for our products. If this occurs, our profits may decline.

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

OTHER RISKS RELATING TO OUR ADSS

THAT ARE NOT SPECIFIC TO OUR COMPANY OR INDUSTRY

The market price of our ADSs may be volatile, and the value of your investment could materially decline.

Investors who hold our ADSs may not be able to sell their ADSs at or above the price at which they purchased such ADSs. The price of our ADSs fluctuate from time to time, and we cannot predict the price of our ADSs at any given time. The risk factors described herein could cause the price of our ADSs to fluctuate materially. In addition, the stock market in general, including the market for generic and specialty pharmaceutical companies, has experienced price and volume fluctuations. These broad market and industry factors may materially harm the market price of our ADSs, regardless of our operating performance. In addition, the price of our ADSs may be affected by the valuations and recommendations of the analysts who cover us, and if our results do not meet the analysts’ forecasts and expectations, the price of our ADSs could decline as a result of analysts lowering their valuations and recommendations or otherwise.

Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.

Media coverage, including social media coverage such as blogs, of our company has increased dramatically over the past several years. Any negative media coverage, regardless of the accuracy of such reporting, may have an adverse impact on our reputation and investor confidence, resulting in a decline in the share price of our equity shares and our ADSs.

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

The persistently weak global economic and financial environment in many other countries, particularly emerging market countries in Asia, and increasing political and social instability could have a material adverse effect on our business and the price and liquidity of our shares and our ADSs.

Many of the world’s largest economies and financial institutions continue to be impacted by a weak ongoing global economic and financial environment, with some continuing to face financial difficulty, liquidity problems and limited availability of credit. We continue to see weak economic growth or a slowing of economic growth rates in certain emerging growth markets, such as China, Russia, Brazil and India. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. In addition, these issues may be further impacted by the unsettled political conditions currently existing in the United States and Europe, as well as the difficult conditions existing in parts of the Middle East and places such as Ukraine, as well as the ongoing refugee crisis, anti-immigrant activities, social unrest and fears of terrorism that have followed in many countries. Such uncertain times may have a material adverse effect on business and financial performance and, if circumstances worsen, our ability to raise capital at reasonable rates. For example, financial weakness in certain countries has increased pressures on those countries, and on payors in those countries, to force healthcare companies to decrease the prices at which we may sell them our products.

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

Sale of our equity shares may adversely affect the prices of our equity shares and ADSs.

The Government of India has recently issued a notice of the implementation of the Depository Receipts Scheme, 2014, which permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts, subject to the existing sectorial cap on foreign investment. Once the regulations are fully implemented, an Indian company’s equity shares can be freely issued to a depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. This would enable us to more readily issue shares to the depositary for our ADSs and conduct U.S. securities issuances of our ADSs, which would impact the share price and available float in Indian stock exchanges as well as the price and availability of our ADSs on the NYSE.

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

Key business developments:

Receipt of warning letter from the U.S. FDA

We received a warning letter dated November 5, 2015 from the U.S. FDA relating to cGMP deviations at our API manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at our oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh previously raised in Form 483 observations following inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively.

This has had an adverse impact on new product approvals from these sites, and we have taken steps to minimize the impact from these sites through site transfers of certain key products. We continue to develop and implement our corrective action plans relating to the warning letter.

The warning letter does not restrict production or shipment of our products from these facilities. However, unless and until we are able to correct outstanding issues to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of our new products and new drug applications, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against us. Any such further action could have a material and negative impact on our ongoing business and operations.

We submitted our response to the warning letter on December 7, 2015. Further, we provided updates on the progress of our corrective actions to the U.S. FDA in January 2016, March 2016 and May 2016.

We believe that we can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. We take the matters identified by U.S. FDA in the warning letter seriously, and will continue to work diligently to address the observations identified in the warning letter, and are concurrently continuing to refine and implement our corrective action plans relating to the warning letter.

Venezuela operations

Refer to Note 41 to our consolidated financial statements.

Acquisition of select portfolio of the established products business of UCB in India

Refer to Note 6 to our consolidated financial statements.

Product approval under section 505(b)(2) New Drug Applications from the U.S. Food and Drug Administration

For our Proprietary Products segment, during the year ended March 31, 2016, we received U.S. FDA approval of our New Drug Applications (each, a “NDA”) for two products and tentative approval of our NDA for one product, all under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act:

•

In February, 2016, we received U.S. FDA approval for SernivoTM (NDA - DFD-01), a corticosteroid delivered in a novel non-irritating spray platform, intended for the treatment of patients suffering from mild to moderate plaque psoriasis. We launched this product in the United States in June 2016;

•	In February, 2016, we received U.S. FDA tentative approval for ZenavodTM (NDA - DFD-09), a modified release oral doxycycline intended for the treatment of rosacea; and

•

In January, 2016, we received U.S. FDA approval for ZembraceTM SymTouchTM (NDA - DFN-11), a drug-device combination product intended to treat acute migraine episodes in certain patient populations who are inadequately managed with existing treatment regimens. We launched this product in the United States in April 2016.

Asset purchase agreement with Teva Pharmaceutical Industries Ltd

Refer to Note 45 to our consolidated financial statements.

Product launches

For a list of other products we launched in the United States during the year ended March 31, 2016, refer to Item 5.A – ‘Operating results’.

Principal capital expenditures:

During the years ended March 31, 2016, 2015 and 2014, we invested Rs.11,933 million, Rs.9,167 million and Rs.9,996 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2016, we also had contractual commitments of Rs.5,065 million for capital expenditures. These commitments included Rs.4,872 million to be spent in India and Rs.193 million in other countries. We currently intend to finance our additional capital expansion plans entirely through our operating cash flows and through cash and other investments.

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

Proprietary Products. This segment consists of our business that focuses on the research, development, and manufacture of differentiated formulations and new chemical entities (“NCEs”). These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius™ Pharma, LLC.

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

OUR STRATEGY

Our core purpose is to accelerate access to affordable and innovative medicines because “Good Health Can’t Wait”. Spiraling health care costs across the world have put many medicines out of the reach of millions of people who desperately need them. As a global pharmaceutical company, we take very seriously our responsibility to offer affordable alternatives to expensive medicines and help patients manage their disease better. To do this, we strive to fulfill the following five promises:

•	to bring expensive medicines within reach;

•	to address unmet patient needs by developing new products;

•	to help manage disease better to ease the burden on patients;

•	to equip our partners to succeed; and

•	to ensure that our products are always on the shelf.

The key elements of our strategy for achieving these promises include the following:

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

•	Unbranded Generics: We aim to ensure that our development capabilities remain strong and enable us to deliver products that are first to market, tough-to-make and technologically challenging.

Our biologics business seeks to accelerate access to bio-similar products globally through process development and relevant clinical research. We were the first company to launch a generic version of rituximab in 2007, and have launched 4 bio-similar products in India and other key markets.

Our vertical integration and process innovation helps to ensure that quality products are available to patients in need at all times.

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

Proprietary Products: Our Proprietary Products segment is comprised of our Differentiated Formulations business and our New Chemical Entity (“NCE”) research business in the therapeutic areas of dermatology and neurology.

•

Differentiated Formulations: Our Differentiated Formulations business works to improve patient outcomes by identifying unmet and under-met medical needs and addressing them through innovative products and services that are affordable and accessible. We also have an internal pipeline of differentiated products in dermatology and neurology products in various stages of development. In addition, we have the commercial portfolio of in-licensed dermatology products.

•

New Chemical Entities (NCEs): We are also focused in the discovery, development and commercialization of novel small molecule agents in therapeutic areas such as metabolic disorders, pain and inflammation.

Execution Excellence (Building Blocks)

Execution excellence provides the framework to create sustainable customer value across all of our activities. We have been investing in the following to achieve this:

•

Safety. The concept of safety has been imbued in the operating culture throughout our organization. Specific initiatives are being carried out to increase safety awareness, to achieve a safe working environment, to avoid accidents and injuries, and to minimize the loss of manufacturing time.

•

Quality. We are fully dedicated to quality and have robust quality processes and systems in place at our developmental and manufacturing facilities to ensure that every product is safe and of high quality. In addition, we have integrated “Quality by Design” to build quality into all processes and use quality tools to minimize process risks.

•

Principles of the “Theory of Constraints” and Lean Manufacturing. Our supply chain and product development processes are designed on the principles of the “Theory of Constraints” and lean manufacturing. This results in a flexible supply chain that is able to increase availability of products to the customer with reduced cycle time and waste.

•	Leadership Development. We are focused on developing leaders, as well as enhancing leadership behavior, across our organization.

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2016, 2015 and 2014, respectively:

	For the year ended March 31,
Segment	2016					2015			2014
	(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$	1,933	Rs.	128,062	83%	Rs.	119,397	81%	Rs.	104,483	79%
Pharmaceutical Services and Active Ingredients		338		22,379	14%		25,456	17%		23,974	18%
Proprietary Products		40		2,659	2%		2,172	1%		2,459	2%
Others		24		1,608	1%		1,164	1%		1,254	1%

Total Revenue	U.S.$	2,335	Rs.	154,708	100%	Rs.	148,189	100%	Rs.	132,170	100%

Revenues by country and by therapeutic area for the years ended March 31, 2016, 2015 and 2014 are discussed in Note 5 to our consolidated financial statements.

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

Our Global Generics segment’s revenues were Rs.128,062 million for the year ended March 31, 2016, as compared to Rs.119,397 million for the year ended March 31, 2015. The revenue growth was largely led by this segment’s operations in the United States, India, Germany and the United Kingdom. The following is a discussion of the key markets in our Global Generics segment.

India

Approximately 17% of our Global Generics segment’s revenues in the year ended March 31, 2016 were derived from sales in the Indian market. In India, our key therapeutic categories include gastro-intestinal, cardiovascular, pain management and oncology. We are also increasing our presence in the niche areas of dermatology, urology and nephrology.

As of March 31, 2016, we had a total of 296 branded products in India. Our top ten branded products together accounted for 31% of our revenues in India in the year ended March 31, 2016. According to IMS Health, in its moving annual total report for the 12-month period ended March 31, 2016, our secondary sales in India grew by 12.2%. In comparison, the Indian pharmaceutical market experienced growth of 14.4% during such period. IMS Health is a provider of market research to the Indian pharmaceutical industry. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the period from November 2015 to February 2016, ranked us 10th in terms of the number of prescriptions generated in India during such period.

Sales, marketing and distribution network

We generate demand for our products through our 5,662 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

We sell our products primarily through clearing and forwarding agents to approximately 3,000 wholesalers who decide which brands to buy based on demand. The wholesalers pay for our products in an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the wholesalers. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.

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

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 12th largest pharmaceutical company in India, with a market share of 2.4%, according to IMS Health in its moving annual total report for the 12-month period ended March 31, 2016.

Some of the key observations on the performance of the Indian pharmaceutical market, as published by IMS Health in its moving annual total report for the 12-month period ended March 31, 2016, are as follows:

•	The Indian pharmaceutical market experienced growth of 14.4% for such period;

•	New products launched in the preceding 24 months accounted for 5% of total Indian pharmaceutical growth for such period;

•	The top 300 existing brands grew at a rate of 15.9%, which was 1.5% higher than the Indian pharmaceutical market’s overall average, and together they account for 30.5% of the market’s total sales; and

•	There was an increasing emergence of bio-similar products to address the needs of patients in the oncology therapeutic area.

Our principal competitors in the Indian market include Cipla Limited, GlaxoSmithKline Pharmaceuticals Limited, Cadila Healthcare Limited, Sun Pharmaceutical Industries Limited, Piramal Enterprises Ltd, Alkem Limited, Mankind Pharma Limited, Pfizer Limited, Abbott India, Lupin Limited, Aristo Pharma Limited, Intas Pharma, Sanofi India Limited and Emcure Pharmaceuticals Limited.

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

Under the present drug policy of the Government of India, certain drugs have been specified under the Drugs (Prices Control) Order, 2013 (the “DPCO”) as subject to price control. The Government of India established the National Pharmaceutical Pricing Authority, 2012 (“NPPA”), to control pharmaceutical prices. Under the DPCO, the NPPA has the authority to fix the maximum selling price for specified products.

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

On May 15, 2013, the Department of Pharmaceuticals released the DPCO governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. Under the DPCO, the prices of each of the drugs are determined based on the simple average of all drugs having market share of more than 1% by value. The individual drug price notifications for almost all of the products were released by the NPPA. Based on these notifications, we were adversely impacted by approximately 3% (the annualized impact is approximately 4%) of our annual revenues from sales of all of our formulation products in India during the year ended March 31, 2014.

Recently, there has been a series of proposals and announcements by the Government of India regarding price controls. First, in December 2015 a proposal was issued to list certain additional drugs on the National List of Essential Medicines. That was followed with an announcement on March 3, 2016 of a reduction in the maximum prices of various drugs, as a result of negative inflation as measured by India’s Wholesale Price Index. Further, on March 10, 2016, the Department of Pharmaceuticals notified the Drugs (Prices Control) Amendment Order, 2016 (“DPCAO 2016”), which amended the DPCO and revised the National List of Essential Medicines. Under the DPCAO 2016, a total of 106 medicines were added to and 70 medicines were deleted from the National List of Essential Medicines, which now contains 376 drugs. The NPPA was in the process of notifying or re-notifying prices for these scheduled drugs as of March 31, 2016. The individual drug price notifications for a majority of the products have been released by the NPPA. Based on these notifications, we believe that we could be adversely impacted by approximately 3% to 5% of our annual revenues from sales of all of our products in India for the year ending on March 31, 2017.

Additionally, on March 12, 2016, the Department of Health and Family Welfare under the ministry of Health and Family Welfare of the Government of India banned 344 fixed dose combination drugs (i.e., two or more active drugs combined in a fixed ratio into a single dosage). A number of pharmaceutical companies, including us, have filed a writ petition before the Delhi High Court challenging the ban. The Delhi High Court granted an interim stay on the ban notification. In the event that this notification comes into effect, it could adversely impact our revenues by approximately 0.7% on an annual basis. Further, it could adversely impact the Indian pharmaceutical industry by approximately 3.1% on an annual basis (as per AWACS, a provider of market research to the Indian pharmaceutical industry).

The NPPA has since notified changes to pricing of different products multiple times, which have impacted certain of our oncology and chronic condition products.

Such ongoing changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union

Russia

Russia accounted for 8% of our Global Generics segment’s revenues in the year ended March 31, 2016. IMS Health ranked us 17th in sales in Russia, with a market share of 1.7%, as of March 31, 2016 in its moving annual total report for the 12-months ended March 31, 2016. According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2016, our sales value growth and volume decrease were 5.6% and 3.9%, respectively, for the year ended March 31, 2016 as compared to the Russian pharmaceutical market value growth of 8.4% and volume decrease of 4.0%, respectively, for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top four brands, Nise, Omez, Ketorol and Cetrine, accounted for 55% of our Global Generics segment’s revenues in Russia for the year ended March 31, 2016. Omez (an anti-ulcerant product), Nise and Ketorol (both pain management products) and Cetrine (a respiratory product) were ranked as the 58th, 11th, 112th and 176th best-selling formulation brands, respectively, in the Russian market as of March 31, 2016 by IMS Health in its moving annual total retail segment report for the 12 months ended March 31, 2016.

Our strategy in Russia is to focus on the gastro-intestinal, pain management, anti-infectives, respiratory, oncology and cardiovascular therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales. Nise, Omez, Ketorol, Cetrine and Ciprolet continue to be brand leaders in their respective categories, as reported by IMS Health in its moving annual total report for the 12-months ended March 31, 2016.

Our Global Generics segment’s revenues in Russia increased by 1% (in Russian rouble absolute currency terms) during the year ended March 31, 2016, which was driven by increased marketing and pharmacy chain activities for over-the-counter medicines. However, such revenue growth measured in Indian rupees was adversely impacted due to depreciation of the Russian rouble by approximately 27% as compared to the year ended March 31, 2015.

Other Countries of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2016, revenues from these countries accounted for approximately 3% of our total Global Generics segment’s revenues.

During the year ended March 31, 2016, the Ukrainian hryvnia and the Kazakhstani tenge devalued significantly and adversely impacted our revenues from these markets.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russian prescription division is driven by a team of 268 medical representatives and 38 managers to detail our products to doctors in 77 cities in Russia.

Our Russian over-the-counter (“OTC”) division has 216 medical representatives and 31 managers and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. Our Russian hospital division has 38 hospital specialists and 17 key account managers, and is focused on expanding our presence in hospitals and institutes.

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

Promotion of local industry

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

Reference pricing regime

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

Restrictions on access of foreign drugs

The Russian Government approved the Priority Action Plan for sustainable economic and social stability development in 2015 (the “Priority Action Plan”). The Priority Action Plan was signed by the Russian Prime Minister on January 27, 2015. The key areas that may impact the pharmaceutical industry in the Priority Action Plan are (i) supporting import substitution; (ii) optimization of budget costs and reduction of inefficient expenses; and (iii) particularly, in the public healthcare area, the following measures:

•

On February 2, 2015, the Russian Ministry of Health (“MoH”), Russian Federal Service on Tariffs and Russian Ministry of Economic Development (“MoED”) amended the Federal Law 61-FZ “On Circulation of Medicines” to provide the possibility of one-time indexation of prices for low-cost essential drugs;

•	On February 27, 2015, the Russian Ministry of Finance, MoH and MoED suggested improvements for public drugs supply; and

•

On February 15, 2015, the Russian Ministry of Industry and Trade enacted restrictions on access of foreign drugs to state procurement tenders, if two or more locally manufactured drugs participate in the relevant tender. The new regulation No. 1289 of the Russian Government came into effect on December 10, 2015 and affects medicines included in Russia’s Vital and Essential Drugs List. However, the restrictions will not apply to purchases of drugs packaged in countries of the Eurasian Economic Union until December 31, 2016.

Interactions between healthcare professionals and medical product companies:

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

Liability for non-compliance with such restrictions extends to both the healthcare professional and the medical product representative. Except for requiring the disclosure of information on conflicts of interest, no specific liability has been currently prescribed for medical product companies.

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

Russia signed the agreement on a common market for medicines within the Eurasian Economic Union

The Eurasian Economic Union (“EEU”), whose member states are Russia, Belarus, Kazakhstan, Armenia, and Kyrgyzstan, officially started functioning on January 1, 2015. Among other things, the member states of the EEU signed an international agreement establishing common principles and rules of functioning of the market for medicines within the EEU, which agreement was originally expected to be made effective from January 1, 2016. For these purposes, the member states are working on the necessary regulatory framework and EEU plans for its member states to sign 25 acts governing various stages of drugs circulation. According to the agreement, the market authorization for a particular medicine received in one EEU member state will be valid throughout the whole EEU territory.

Political Instability

There has been severe political instability in Ukraine following civilian riots and political unrest which began in November 2013, destabilization of the Ukrainian President’s office in February 2014, and subsequent military action in the destabilized country operating under a temporary government.

As a result of ongoing conflict in the region, the United States and the European Union have imposed sanctions on certain designated individuals and companies in Ukraine and Russia. These sanctions were targeted at persons threatening the peace and security of Ukraine, senior officials of the Government of the Russian Federation and the energy, defense and financial services sectors of Russia, but they have had macroeconomic consequences beyond those persons and industries. In December 2014, the United States imposed further sanctions aimed at blocking new investments in the Crimea region of Ukraine which was annexed by Russia, and blocking trade between the United States or U.S. persons and Crimea. These sanctions also authorized the United States government to impose sanctions on any U.S. persons determined to be operating in the Crimea region of Ukraine, subject to certain authorizations for the export and reexport of certain agricultural commodities, medicine, medical supplies, and replacement parts to Crimea.

Political instability in the region has combined with low worldwide oil prices to significantly devalue the Russian rouble. In addition, the Ukrainian hryvnia experienced significant devaluation in 2014 and 2015. The possibility of additional sanctions implemented by the United States and/or the European Union against Russia or vice versa, continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region may result in serious economic challenges in Ukraine, Russia and the surrounding areas.

Among our operations, we are engaged in sales, distribution and marketing of pharmaceutical products in Russia and Ukraine, including the Crimea region, all through non-U.S. entities that sell to distributors. Our sales in Russia and Ukraine are not to any of the individuals, companies or sectors designated by the current sanctions, and our sales in the Crimea region accounted for approximately 0.06% of our total revenues for the year ended March 31, 2016. We do not believe that our business in Russia, Ukraine or the Crimea region violates any of the current sanctions. However, relevant regulators could take a view that is different from ours on the issue. We continue to monitor our subsidiaries’ activities in light of the restrictions imposed by these and any future sanctions.

North America (the United States and Canada)

During the year ended March 31, 2016, North America (the United States and Canada) accounted for 59% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

In March 2011, we acquired from GlaxoSmithKline plc and Glaxo Group Limited (collectively, “GSK”) a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A., the product rights for GSK’s Augmentin® and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The acquisition enabled us to enter the U.S. oral antibiotics market with a comprehensive product filing and a dedicated manufacturing site. Due to high competition in our antibiotics portfolio, with minimal or no margin for certain dosage strengths, we have restructured our antibiotics manufacturing operations during the year ended March 31, 2016, including a workforce reduction and the discontinuation of certain dosage strengths of Amoxil® and Augmentin®.

During the year ended March 31, 2016, we completed the transition and integration of the Habitrol® business (an over-the-counter Nicotine Replacement Therapy transdermal patch) that we acquired from Novartis Consumer Healthcare Inc. during the year ended March 31, 2015, including operational integration and customer onboarding. The business is now fully integrated into our company, and we are working to grow the franchise through expansion of distribution into new channels and through product innovation.

Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2016, we made 14 filings including 13 ANDA filings and 1 NDA filing under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act (a “505(b)(2) NDA”) in the United States, including 10 Paragraph IV filings. During the year ended March 31, 2016, the U.S. FDA granted us 2 final ANDA approvals. As of March 31, 2016, we had filed a cumulative total of 233 ANDA in the United States, out of which 79 ANDAs were pending approval at the U.S. FDA, including 12 tentative approvals. As of March 31, 2016, we had also filed three NDAs under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States, one of which is tentatively approved and awaits final approval. We have also filed two new Investigational New Drugs (“INDs”), our proposed biosimilars to rituximab and PEG-GCSF. For each of these two products, a Phase 1 clinical trial, under the applicable IND, is currently in progress.

During the year ended March 31, 2016, we in-licensed six ANDAs in the United States, of which two are Paragraph IV filings. As of March 31, 2016, we have in-licensed a cumulative total of eleven ANDAs in the United States, out of which eight were pending approval with the U.S. FDA.

Our Canada business generated revenues of Rs.478 million during the year ended March 31, 2016. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products.

Sales, Marketing and Distribution Network

Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary in Princeton, New Jersey, United States, is primarily engaged in the marketing of our generic products in the United States. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. Our key account representatives for generic products call on procurement buyers for chain drug stores, drug wholesalers and distributors, mass merchandisers, group purchasing organizations (“GPOs”) for hospitals, specialty distributors and pharmacy buying groups.

Our over-the-counter (“OTC”) division markets and distributes store brand OTC products. This division has successfully launched 10 products. OTC products include store brand generic equivalents of products that originally have prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers and distributors, and GPOs. For the year ended March 31, 2016, our OTC division generated Rs.11,200 million in revenues.

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

Competition

Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally dependent upon the number of competitors and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva Pharmaceutical Industries Limited, Mylan Inc., Sandoz, a division of Novartis Pharma A.G., Endo Pharmaceuticals (including its subsidiary Par Pharmaceutical), Sun Pharmaceuticals Limited and Lupin Limited.

Continued consolidation of customer purchasing power through acquisitions, alliances and joint ventures (such as the Walgreens Boots Alliance Development, the proposed acquisition of Rite Aid by Walgreens, the Red Oak Sourcing joint venture between CVS and Cardinal Health, and the acquisitions of Omnicare and Target Pharmacy by CVS) has served to intensify the competition and drive down prices. Consolidation of manufacturers is also continuing and, at the same time, new manufacturers continue to enter the generic market in the United States, which may further lower our pricing power and adversely affect our revenues in that market.

Brand name manufacturers have devised numerous strategies to delay competition from lower cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction, which may reduce the demand for the original dosage form as sought by a generic ANDA dossier applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA dossier to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing in the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company which has been awarded the generic exclusivity period.

The U.S. market for OTC pharmaceutical products is highly competitive. Competition is based on a variety of factors, including price, quality, product mix, customer service, marketing support, and the reliability and flexibility of the supply chain for products. Our competition in store brand products in the United States consists of several publicly traded and privately owned companies, including large brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with companies such as Perrigo that sell store brand OTC products. With the acquisition of Habitrol®, we now not only compete with store brands but also with large branded companies such as GlaxoSmithKline Consumer Care, which is an industry leader in the nicotine replacement therapy category. In addition, since our products are generic equivalents of innovator brands, we also compete against large brand-name pharmaceutical companies. The competitive landscape and market dynamics of the OTC market are rapidly evolving. Large brand-name pharmaceutical companies have begun to more aggressively pursue Rx-to-OTC switches in new categories, which could present opportunities for us and other companies that sell store brand products. At the same time, pricing pressures continue to increase with the entry of new competitors in the market. On key select molecules, the expectation is that competition in this area will continue to grow as newer categories experience Rx-to-OTC switches.

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

Comments on the proposed labeling rule were initially due on March 13, 2014. However, the U.S. FDA subsequently reopened the comment period from February 18, 2015 until April 27, 2015 in light of both the significant amount of interest in the proposal and the emergence of alternate proposals put forth and endorsed by the generic pharmaceutical industry. The U.S. FDA has announced that it will issue a final rule in April 2017.

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

On January 27, 2012, The Centers for Medicare and Medicaid Services (“CMS”) issued its long awaited proposed rule implementing the Medicaid pricing and reimbursement provisions of the PPACA and related legislation. CMS accepted comments on this proposed rule through April 2, 2012.

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

On February 1, 2016, the CMS published in the Federal Register a Final Regulation with comment period to implement the Medicaid Drug Rebate Program. The Final Regulation was to clarify ambiguities in the ACA amendments. The key provisions covered under the Final Regulation included, without limitation, the following: (i) the adoption of a final definition of “retail community pharmacy” (“RCP”), (ii) the adoption of a rule permitting inhalation, infusion, instilled, implanted, or injectable drugs (“5i drugs”) to be deemed not to be “generally dispensed” through a RCP, and thus excluded from the calculation of their AMP, if 70% or more of its sales were to entities other than RCPs or wholesalers for drugs distributed to

RCPs (the prior threshold was 90%), (iii) the inclusion of authorized generics in calculations of AMP and best price, (iv) narrowing the regulatory definition for “best price”, (v) requiring additional Medicaid rebate payments for generic drugs, effective as of April 1, 2017, and (vi) clarification of the definition of “bona fide service fees” based on a four part test.

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

Biologics Pathway

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of brand-name biological products and a process to resolve patent disputes. On April 28, 2015, the U.S. FDA finalized three substantial draft guidance documents originally published in February 2012 that are intended to provide a roadmap for development of biosimilar products. On May 13, 2015, the U.S. FDA released another biosimilar guidance document. These guidance documents address quality considerations, scientific considerations and questions and answers regarding commonly posed issues.

Trans-Pacific Partnership

The Trans-Pacific Partnership (“TPP”) free trade agreement was concluded in October 2015 by the United States, Australia, New Zealand, Peru, Chile, Mexico, Canada, Singapore, Brunei, Malaysia, Vietnam and Japan. The final text of the TPP agreement requires TPP-signatory countries to provide biopharmaceutical products with a minimum of either eight years of data exclusivity or five years of data exclusivity coupled with an additional three years of other measures that must deliver a comparable outcome in the market, recognizing that market circumstances also contribute to effective market protection to deliver a comparable outcome in the market. Notably, the TPP fails to explain what “other measures” or “market circumstances” will deliver “a comparable outcome in the market.” The TPP agreement only sets a minimum period for exclusivity and not a maximum, and so the United States will be permitted to maintain the current BPCIA rules granting biologics manufacturers 12 years of combined data and market exclusivity. The text of the TPP agreement must now be ratified and signed according to the procedures of each nation concerned.

Other matters

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the U.S., received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. Compliance with the CID is ongoing, and we understand that the investigation is continuing.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, Dr. Reddy’s Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. Compliance with the subpoena is ongoing, and we understand that the investigation is continuing.

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2016, we had filed a total of 24 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which 8 ANDS were pending approval and 2 were rejected.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2016 were Rs.7,732 million, which accounted for approximately 6% of our Global Generics segment’s sales.

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

According to British Generics Manufacturers Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe with high generic penetration 82% and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers, as more than 65% of the retail pharmacies are owned by wholesalers or are part of retail chains, and low barriers of entry.

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

Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Healthcare products Regulatory Agencies (“MHRA”) good manufacturing practice Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties and restrictions. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facilities based in Hyderabad, Telangana, India for the manufacture of generic medicines for supply to Europe. The Regierung von Oberbayern, the district government of Upper Bavaria in Germany, has also inspected our plants in Hyderabad as well as Vishakapatnam.

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

New European pharmacovigilance legislation (Regulation (EU) No 1235/2010 and Directive 2010/84/EU) was implemented in July 2012. These new requirements are intended to improve patient safety, but will also increase our administrative burdens and therefore our costs. In 2015, the European Commission introduced pharmacovigilance service fees that industry pays for the simplification and maintenance of the European pharmacovigilance system, as well as fees for the assessment of aggregate safety reports and protocols and study reports mandated following a safety referral. The service fees payable for these reports are unpredictable, as the Pharmacovigilance Risk Assessment Committee (“PRAC”) of the European Medicine Agency (“EMA”) can initiate a safety referral for any medicine or class of medicines with a significant new safety concern at any time.

The International Standards for Identification of Medicinal Products (“IDMP”), comprised of five International Organization for Standardization (“ISO”) standards, were approved in 2012. These standards are designed to allow unambiguous identification of medicinal products across companies and regions in order to support and improve pharmacovigilance and other activities. In the European Union, these standards will become mandatory for medicinal product information by mid-2018.

The submission of medicinal product data to support pharmacovigilance has been required since 2012 in the European Union. The original European database for data regarding medicinal products, the Eudravigilance Medicinal Product Dictionary (“EVMPD”), was launched by the EMA at the end of 2001. It was designed to standardize the collection, reporting, coding, and evaluation of authorized and investigational medicinal product information. In 2012 it became mandatory for marketing-authorzsation holders to supply information to the extended version of the EVMPD (xEVMPD or Article 57 database). However, this is an interim solution and contains only a fraction of the data that will have to be submitted to the IDMP-compliant database for each authorized product in the European Union.

In order for us to support the maintenance of medicinal product data in the IDMP-compliant database, we will be required to invest in new systems and make significant changes to our processes and procedures.

Following implementation in the European Union, it is expected that the U.S. FDA will also implement these standards.

“Rest of the World” markets of our Global Generics segment

We refer to all markets of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and Romania and India as our “Rest of the World” markets. Our significant Rest of the World markets include Venezuela, South Africa and Australia. Our revenues from our “Rest of the World” markets were Rs.9,416 million in the year ended March 31, 2016, a decrease of 28% as compared to the year ended March 31, 2015. This decrease was primarily attributable to a reduction of our sales in Venezuela.

Venezuela

Venezuela accounted for 3.7% of our Global Generics segment’s revenues in the year ended March 31, 2016. In comparison, Venezuela accounted for 7% of our Global Generics segment’s revenues in the year ended March 31, 2015. This reduction in sales was primarily attributable to the ongoing economic crisis in the country and, correspondingly, our risk mitigation approach by way of moderating the supply of products to this country.

In February 2015, the Venezuelan government launched an overhaul of the exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as “SIMADI”) was the third mechanism in this three-tier exchange rate regime and allowed for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD). As per the then existing laws in Venezuela, payments towards the importation of pharmaceutical products qualified for the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00, and we were receiving approvals at such preferential rate.

In February, 2016, the Venezuelan government announced further changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. The following changes became effective as of March 10, 2016:

•

The CENCOEX preferential rate was replaced with a new “DIPRO” rate. The DIPRO rate is only available for purchases and sales of essential items such as food and medicine. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00;

•	The SICAD exchange rate mechanism, which last auctioned U.S. Dollars for approximately 13 VEF per U.S.$1.00, was eliminated; and

•

The SIMADI exchange rate mechanism was replaced with a new “DICOM” rate, which was 272.5 VEF per U.S.$1.00 as at March 31, 2016. The DICOM rate governs all other transactions not covered by DIPRO and will fluctuate according to market supply and demand.

We have not received approvals from the Venezuelan government to repatriate any amounts at preferential rates beyond U.S.$4 million already approved and received during the year ended March 31, 2016. We believe that in the interim, it is appropriate to use the DICOM rate (i.e., 272.5 VEF per U.S.$1.00) instead of the preferential rate of VEF 10 per U.S.$1.00 for translating the monetary assets and liabilities of our Venezuelan subsidiary as at March 31, 2016. Accordingly, we recorded foreign exchange loss of Rs.4,621 million under finance expenses in the income statement during the year ended March 31, 2016.

Notwithstanding this ongoing uncertainty, we continue to actively engage with the Venezuelan Government and seek approval to repatriate funds at preferential rates so that we may continue to provide affordable medicine to fulfill the needs of people of their country.

GSK Alliance

We have a strategic partnership with GlaxoSmithKline plc (“GSK”) to develop and market select products across emerging markets outside India. The products are manufactured by us, and licensed and supplied to GSK in markets such as Latin America, Africa, the Middle East and Asia Pacific, excluding India.

During the year ended March 31, 2016, as part of our company strategy and in light of our strong portfolio of products, we have decided to expand into select new markets. To supplement our own entry and growth in these markets, we have reached an agreement with GSK to take back the marketing rights for key products in these markets. To enable this, both the parties have agreed to terminate the old agreement.

Collaboration agreement with Merck Serono

On June 6, 2012, we entered into a collaboration agreement with the biosimilars division of Merck KGaA, Darmstadt, Germany, formerly known as Merck Serono (hereinafter, “Merck KGaA”), to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties will undertake commercialization based on their respective regional rights as defined in the agreement. We will lead and support early product development towards or including Phase I development. Merck KGaA will carry out manufacturing of the compounds and will lead further development for its territories. In our exclusive and co-exclusive territories, we will carry out our own development, wherever applicable, for commercialization. As before, we will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

During the three months ended December 31, 2015, we received from Merck KGaA certain amounts relating to its share of development costs and other amounts linked to the achievement of milestones for the development of compounds under the collaboration agreement, as amended.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting active pharmaceutical ingredients (“API”) into finished dosages. As of March 31, 2016, we had thirteen manufacturing facilities within this segment. Eleven of these facilities are located in India and two are located in the United States (Shreveport, Louisiana; and Bristol, Tennessee). In addition, we also have one packaging facility in the United Kingdom. All of the facilities are designed in accordance with and are compliant with current Good Manufacturing Practice (“cGMP”) requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. All of our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located.

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

The logistics services for storage and distribution in the United States, Germany, Venezuela, Russia, the United Kingdom, South Africa and Australia are outsourced to a third party service provider.

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

In November 2015, we received a warning letter from the U.S. FDA relating to violations at our oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Refer to Item 4.A. “History and development of the company - Key business developments” for further details.

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

OctoPlus was previously engaged in our internal drug development projects as well as providing pharmaceutical development services to external customers. During the year ended March 31, 2015, we decided to significantly increase the utilization of OctoPlus’s technical know-how and its time and effort on internal drug development projects, and to scale-down its external pharmaceutical development services.

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

Our PSAI segment’s revenues for the year ended March 31, 2016 were Rs.22,379 million, a decline of 12% as compared to the year ended March 31, 2015. Our PSAI segment accounted for 14% of our total revenues for the year ended March 31, 2016.

During the year ended March 31, 2016, we filed 50 Drug Master Files (“DMFs”) worldwide, of which 8 were filed in the United States, 3 were filed in Europe and 39 were filed in other countries. Cumulatively, our total DMFs filed worldwide as of March 31, 2016 were 768, including 218 DMFs filed in the United States.

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

Sales, Marketing and Distribution

Developed Markets. Our PSAI segment’s principal overseas markets are the United States and Europe. Our PSAI segment’s sales to these markets were Rs.12,365 million for the year ended March 31, 2016, and accounted for 55% of our PSAI segment’s revenues for the year ended March 31, 2016. In the United States and Europe, the patent protection for a large number of high value branded pharmaceutical products expired in years ended March 31, 2011, 2012 and 2013 and this opened the market to generic products that sourced their API from our PSAI segment. However, during the years ended March 31, 2014, 2015 and 2016, such expirations were much less frequent, which resulted in a decrease in new opportunities in these markets for the customers of our PSAI segment. We market our products through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.

Other Key Markets. India is an important market for our PSAI segment, with total sales of Rs.2,618 million, and it accounted for 12% of the PSAI segment’s revenues in the year ended March 31, 2016. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports in several products.

Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) were Rs.7,396 million for the year ended March 31, 2016 and accounted for 33% of our PSAI segment’s revenues for the year. Our PSAI segment’s other key markets include Brazil, Mexico, South Korea and Japan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements.

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

India. All of our facilities in India are located in the states of Andhra Pradesh and Telangana. We have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier. We also source several APIs from third party suppliers for resale. During the year ended March 31, 2016, approximately 6% of our total API revenues resulted from sales of API procured from third-party suppliers. We maintain stringent quality controls when procuring materials from third-party suppliers.

In November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at our API manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana. Refer to Item 4.A. “History and development of the company - Key business developments” for further details.

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

Competition

The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Divis Laboratories Limited, Aurobindo Pharma Limited, Cipla Limited, Mylan Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based or operating in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.

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

Proprietary Products Segment

Our Proprietary Products segment focuses on the research, development, and manufacture of differentiated formulations and new chemical entities (“NCEs”). These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius™ Pharma, LLC.

We continue to leverage our semi-virtual research and development model to expand our portfolio of specialty formulation products. Our efforts primarily focus on repurposing or improving the clinical properties of already approved and well-characterized active pharmaceutical ingredients (“API”) for application in the dermatologic and neurologic disease areas. We achieve this by utilizing internal resources as well as efficiently collaborating with leading technology and platform based companies and service providers, tapping into their expertise areas across different phases of the development process. We continue to progress towards building a diversified portfolio with a sustainable mix of branded proprietary formulations generated through research and development with significantly reduced fixed costs.

Our research and development efforts have a unique “medicines-to-molecules” approach to product development. In this approach, we identify areas of medical need and then leverage in an integrated manner the disciplines of biology, chemistry, drug delivery, clinical development, regulatory and commercial positioning to develop differentiated formulations.

Our research and development model is both in-house and virtual (i.e., operations are outsourced, subject to our supervision of strategic and project management functions), and follows these core principles:

•	develop creative research and development investment models and partnerships to access external innovation focused on leveraging, rather than replicating, unique core competencies;

•	select assets based on potential for early risk mitigation, both with respect to product development and commercialization; and

•	leverage knowledge and presence in emerging markets (India and other developing countries) to maximize cost advantages.

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2016, we employed a total of 166 scientists, including 37 scientists who hold Ph.D. degrees and four with M.D. degrees. We pursue an integrated research strategy through a mix of translational, formulation and analytical research at our laboratories. We focus on discovery of new molecular targets, design of assays to screen promising molecules and development of novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.

While we conduct clinical development of candidate drugs ourselves, we continue to seek licensing and development opportunities with third parties to further expand our product pipeline. Our goal is to balance the development of our own product candidates with in-licensing of promising compounds that complement our product offering. We also pursue licensing and joint development of some of our lead compounds with companies looking to enhance their own product portfolio.

Pipeline Status

As of March 31, 2016, we had 19 active product development programs in our pipeline. During January and February 2016, we received U.S. FDA approval of our New Drug Applications (each, a “NDA”) for two products and tentative approval of our NDA for one product, all under section 505(b)(2) of of the Federal Food, Drug and Cosmetic Act.

The details of our products in Phase III, for which an NDA has been filed as of March 31, 2016 or which are approved by U.S. FDA during the year ended March 31, 2016 are as follows:

Compound	DFN-02 (previously DFP-02)	DFD-01 (Sernivo™)	DFD-06
Therapeutic Area	Migraine	Psoriasis	Psoriasis

Indication	Acute treatment of migraines, with or without aura in adults.	Treatment of mild to moderate plaque psoriasis in patients 18 years of age or older.	Treatment of moderate plaque psoriasis in patients 18 years of age or older.

Significant developments during the period	Pivotal bioequivalence studies were completed. Patient safety study initiated.	Phase III studies have been completed and NDA was filed with the U.S. FDA in April 2015. Phase IV studies are under way.	Nonclinical activities are in progress, Phase II studies have been completed and Phase III studies have been initiated. Registration batches have been made.

Significant patents associated with the compound	Patents (including those granted to the development partner) expiring as follows:	A patent is granted in Japan, and patents are accepted in U.S.A and Europe, and some patent applications are pending in U.S.A.	Patent applications are pending in the U.S.A.
• U.S.A. - 2026;
• Australia and New Zealand - 2029; and
• South Africa - 2030.

Further, patent applications are pending in certain other countries along with the U.S.A.

Current status/ expected NDA filing*	Phase III / Submission of NDA to U.S. FDA planned for 2018	U.S. FDA approval of NDA granted in February 2016 and the product launched in June 2016.	Phase III / Submission of NDA to U.S. FDA planned for December 2016.

[Continued from prior table, first column repeated]

Compound	DFN-11 (Zembrace™)	DFD-09 (Zenavod™)
Therapeutic Area	Migraine	Dermatology

Indication	Acute treatment of migraine with or without aura in adults.	Treatment of inflammatory lesions (papules and pustules) of rosacea in adult patients.

Significant developments during the period	Successful completion of three bioequivalence studies.	Successful completion of bioequivalence studies.

Significant patents associated with the compound	Patent application is pending in the U.S.A. and PCT application was filed.	Patent applications pending in the U.S.A. and PCT application was filed.

Current status/expected NDA filing*	U.S. FDA approval of NDA granted in January 2016 and product launched in April 2016.

Tentative approval of NDA granted by U.S. FDA in February 2016; subject to an automatic stay of final approval for up to 30 months pending a patent infringement process under the Drug Price Competition and Patent Term Restoration Act.

[Continued from prior table, first column repeated]

Compound	DFD-10	DFD-11 (Xeglyze™)
Therapeutic Area	Acne	Dermatology

Indication	Treatment of acne in patients 12 years of age or older.	Treatment of head lice in patients 6 months of age or older.

Significant developments during the period	Two pivotal bioequivalence studies completed.	NDA filed by Hatchtech in September 2015; ownership assumed by us in December 2015.

Significant patents associated with the compound	Patent application is pending in the U.S.A. and a PCT application was filed.

Two patents were granted in the U.S.A., with estimated expiration in 2026 and 2028. Patents are granted in Australia, Canada, China, India, Japan, and New Zealand. Some patent applications are pending in certain countries, including the U.S.A.

Current status/expected NDA filing*	Submission of NDA to U.S. FDA planned for July 2016.	NDA submitted to U.S. FDA. PDUFA Date** of September, 2016.

**	The final U.S. FDA decision to approve or not to approve a new product occurs on the Prescription Drug User Fee Act (“PDUFA”) meeting date.

[Continued from prior table, first column repeated]

Compound	XP 23829	E7777
Therapeutic Area	Psoriasis	Skin Cancer

Indication	Treatment of plaque psoriasis in patients 12 years of age or older.	Treatment of Cutaneous T Cell Lymphoma.

Significant developments during the period	This is a NCE program in-licensed from Xenoport; Phase II completed.	This is an anti-cancer biologic agent in-licensed from EISAI limited.

Significant patents associated with the compound

Two patents were granted, with estimated expiration in 2029. Patents were also granted in Australia, China, Europe, Japan and Russia with estimated expiration in 2029. There are also other patent applications pending in the U.S.A. and some other countries.

One Patent was granted with estimated expiration in June, 2017.

Current status/expected NDA filing*	Phase III completed / Submission of NDA to U.S. FDA planned for 2018.	Phase II in process / Submission of NDA to U.S. FDA planned for 2019.

*

The timelines for expected filing may change due to various factors, including outcome of Phase III studies, completion of Integrated Summary of Safety/Integrated Summary of Effectiveness (“ISS/ISE”), outcome of stability data and internal reprioritization of portfolio.

Patents. Our Proprietary Products segment had the following patent applications filed and patents granted as of March 31, 2016:

Category	USPTO(1) (# Filed)	USPTO(1) (# Granted)	PCT(2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	47	26	35	26	3
Anti-ulcerant	1	1	—	1	—
Miscellaneous	15	6	4	26	8
Differentiated formulations	27	4	15	24	—

TOTAL	201	72	140	261	75

(1)	“USPTO” means the United States Patent and Trademark Office.
(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

Stages of Testing Development. The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:

Stage of Development	Description
Nonclinical	Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.

Phase I	Clinical studies to test safety and pharmacokinetic profile of a drug in normal human subjects.

Phase II	Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.

Phase III	Larger scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

For ethical, scientific and legal reasons, animal studies are required in the discovery and safety evaluation of new medicines. Nonclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the U.S. FDA as part of an Investigational New Drug (“IND”) application before human testing may proceed.

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

The clinical trial process can take five to ten years or more to complete, and there can be no assurance that the data collected in compliance with good clinical practice regulations will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support U.S. FDA approval of the product. The U.S. FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by Institutional Review Boards (“IRBs”) or Ethics Committees (“ECs”), which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.

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

Government regulations

Virtually all pharmaceutical and biologics products that we or our collaborative partners develop will require regulatory approval by governmental agencies prior to commercialization. The nature and extent to which these regulations apply varies depending on the nature of the products and also vary from country to country. In particular, human pharmaceutical products are subject to rigorous nonclinical and clinical testing and other approval procedures by the relevant regulatory agency. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

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

Generally, in order to gain U.S. FDA approval, a company first must conduct nonclinical studies in the laboratory and in animal models to gain preliminary information on a compound’s activity and to identify any safety problems. Nonclinical studies must be conducted in accordance with U.S. FDA regulations. The results of these studies are submitted as part of an IND application that the U.S. FDA must review before human clinical trials of an investigational drug can start. If the U.S. FDA does not respond with any questions, a drug developer can commence clinical trials thirty days after the submission of an IND.

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

Promius Pharma LLC

Promius Pharma LLC (“Promius Pharma”) is our subsidiary based in Princeton, New Jersey in the United States focusing on our U.S. Specialty Business, which is engaged in the development and sales of branded specialty products in the therapeutic areas of dermatology and neurology.

Promius Pharma has a portfolio of in-licensed patented dermatology products. It also has an internal pipeline of dermatology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, acne and steroid responsive dermatoses. It has commercialized six products: EpiCeram®, a skin barrier emulsion for the treatment of atopic dermatitis; Scytera™, a foam for the treatment of psoriasis; Promiseb™, a cream for the treatment of seborrheic dermatitis; Cloderm® (clocortolone pivalate 0.1%), a cream used for treating corticosteroid-responsive dermatoses; Trianex®, a cream for the treatment of the inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses; Zembrace SymTouch (subcutaneous sumatriptan 3mg), an autoinjector for treatment of migraine headaches; and Sernivo (betamethasone propionate, 0.05%), a spray for the treatment of mild to moderate plaque psoriasis. Promius Pharma also markets and promotes Zenatane (isotretinoin).

Promius Pharma leverages our research, development and manufacturing facilities in Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, nonclinical and clinical studies. Manufacturing is also outsourced to reputable contract manufacturing organizations in the United States and Europe. Both of Promius Pharma’s commercial groups - dermatology and neurology - have the support of teams spanning marketing, sales operations, and medical affairs. The dermatology team includes 72 marketing and sales employees targeting dermatologists, and the neurology team includes 59 marketing and sales employees targeting primary care physicians and neurologists who treat migraine headaches.

Seasonality

Certain parts of our business are affected by seasonality, primarily our Global Generics segment’s business in India and Russia. The seasonal impact of these particular businesses may affect a quarterly comparison within any fiscal year. However, there is generally no significant seasonality impact on a year to year basis.

4.C. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. Refer to Note 46 of our consolidated financial statements for a list of our subsidiaries, associates and joint ventures.

4.D. Property, plant and equipment

The following table sets forth current information relating to our principal facilities:

Sl. No.	Location	Approximate Area (Square feet)	Built up Area (Square feet)	Certifications	Installed Capacity	Actual Production
	Within India
1	API Hyderabad Plant 1, Telangana, India(21)	734,013	411,657	U.S. FDA and EUGMP	4,767(8)(11)	2,726(8)(11)
2	API Hyderabad Plant 2, Telangana, India(21)	725,274	401,271	U.S. FDA and EUGMP	See above(11)	See above(11)
3	API Hyderabad Plant 3, Telangana, India(21)	715,610	333,681	U.S. FDA and EUGMP	See above(11)	See above(11)
4	API Hyderabad Plant 4, Telangana, India(21)	189,343	150,002	U.S. FDA and EUGMP	See above(11)	See above(11)
5	API Nalgonda Plant, Telangana, India(21)(24)	3,402,907	631,320	U.S. FDA and EUGMP	See above(11)	See above(11)
6	API Srikakulam Plant, Andhra Pradesh, India(21)(24)	4,047,595	1,618,579	U.S. FDA and EUGMP	See above(11)	See above(11)
7	API Srikakulam Plant (SEZ), Andhra Pradesh, India(22)	11,001,863	414,351	—	N/A	N/A
8	Technology Development Centre Hyderabad 1, Telangana, India(23)	113,256	96,445	ISO 27001: 2005 Information Security Management System	N/A	N/A
9	Technology Development Centre Hyderabad 2, Telangana, India(23)	68,825	23,538	ISO 27001: 2005 Information Security Management System	N/A	N/A
10	Formulations Hyderabad Plant 1, Telangana, India(22)	217,729	195,348	(2)	8,160(6)(13)(15)	4,898(6)(13)
11	Formulations Hyderabad Plant 2, Telangana, India(22)	3,202,862	987,765	(3)	See above(13)	See above(13)
12	Formulations Yanam Plant, Pondicherry, India(22)	457,000	63,738	—	See above(13)	See above(13)
13	Formulations Baddi Plant 1, Himachal Pradesh, India(22)	728,234	304,185	(19)	See above(13)	See above(13)
14	Formulations Baddi Plant 2, Himachal Pradesh, India(22)	381,342	222,119	—	See above(13)	See above(13)
15	Biologics Hyderabad, Telangana, India(22)	789,727	213,002	(2)	125,122(9)(14)	47,077 (9)
16	Formulations Hyderabad Plant 3, Telangana, India(22)	1,539,098	906,030	(4)	11,600(6)(10)	5,509(6)
17	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India(17)(22)	878,054	644,997	U.S. FDA	960(6)	455
18	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India(17)(22)	328,912	200,082	—	N/A	N/A
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India(22)(25)	581,880	209,542	U.S. FDA and BfARM, Germany	127(6)(7)	4(6)
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India(22)	528,529	278,038	—	N/A	N/A
21	ADTL Hyderabad, Telangana, India(7)	187,308	114,512	—	N/A	N/A
22	ADTL Bengaluru, Karnataka, India(7)	718,716	271,799	—	N/A	N/A
	Outside India
23	API Cuernavaca Plant, Mexico(23)	2,361,840	689,719	(1)	3,500(8)	2,201(8)
24	API Mirfield Plant, United Kingdom(23)	1,785,960	653,400	(20)	(12)	(12)
25	API Middleburgh Plant, New York, United States(5)(22)	292,000	26,000	—	50-100(16)	N/A
26	Technology Development Centre, Cambridge, United Kingdom(5)(21)	32,966	32,966	—	N/A	N/A
27	Technology Development Centre, OctoPlus B.V., Leiden, the Netherlands(5)(21)	56,500	18,700	EUGMP	2(7)(8)	0.07(7)(8)
28	Formulations Beverley Plant, East Yorkshire, United Kingdom(22)	81,000	32,500	U.K. MHRA cGMP	700(6)(14)(15)	400(6)(15)
29	Formulations Shreveport Plant, Louisiana, United States(22)	1,817,123	335,000	U.S. FDA	5,875(6)(10)	3,470(6)
30	Formulations Bristol Plant, TN, United States(22)	1,742,400	390,000	U.S. FDA	2,460(6)(7)	20(6)

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

(5)	Leased facilities.
(6)	Million units.
(7)	On a single shift basis.
(8)	Tons.
(9)	Grams.
(10)	Three shift basis
(11)	Represents the aggregate capacity and production for the facilities serially numbered from 1 to 6 in this table.
(12)	Capacity and production at this facility is not separately tracked.
(13)	Represents the aggregate capacity and production for the facilities serially numbered from 10 to 14 in this table.
(14)	Installed capacity is variable and subject to changes in product mix, and utilization of manufacturing facilities given the nature of production.
(15)	On a two shift basis.
(16)	Kilograms.
(17)	This facility is part of our PSAI segment’s Special Economic Zone (“SEZ”) in Devunipalavalasa, Srikakulam, Andhra Pradesh, India.
(18)	Includes facilities of our Integrated Product Development Organization (“IPDO”), Leadership Academy and Global Distribution Centre located at our Bachupally Campus in Hyderabad, Telangana, India.
(19)	WHO-GMP, National Center of Drugs, Medical Products and Medical Equipment Examination, Kazakhstan, Ministry of Healthcare, Ukraine.
(20)	ISO 9001:2008, MHRA (UK), U.S. FDA and Korean FDA (Travopost).
(21)	This facility is used by our Global Generics and PSAI segments.
(22)	This facility is used by our Global Generics segment.
(23)	This facility is used by our PSAI segment.
(24)	In November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at this facility.
(25)	In November 2015, we received a warning letter from the U.S. FDA relating to cGMP violations at this facility.

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

During the year ended March 31, 2015, we obtained approvals from the U.S. FDA for products to be manufactured from a recently commissioned oral solid dosage form facility in a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. The new plant is intended for the manufacture of new molecules, and certain high volume products of our Global Generics segment. Further, during the year March 31, 2016, we began manufacturing products from this plant.

Pharmaceutical Services and Active Ingredients

During the year ended March 31, 2013, we set up a new manufacturing facility in a Special Economic Zone located in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. We have filed some of our new DMFs from this location. This plant is adjacent to an existing plant, in a newly acquired area of approximately 250 acres under a Pharmaceutical-Sector specific Special Economic Zone for fiscal benefits. This location also houses our Global Generics segment’s recently commissioned oral solid dosage form facility. The formal governmental approval for designating the property as a Special Economic Zone has been obtained.

Material plans to construct, expand and improve facilities

As of March 31, 2016, we had capital work-in-progress of Rs.7,550 million and capital commitments of Rs.5,065 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India and the United States. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and other investments. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2017 and March 31, 2018.

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

Proprietary Products. This segment consists of our business that focuses on the research, development, and manufacture of differentiated formulations and new chemical entities (“NCEs”). These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius™ Pharma, LLC.

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

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 69% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2016. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

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

b)

Unit pricing rate— At any point in time, inventory volumes on which we carry our chargeback accrual represents up to 1.1 months of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2015, 2014 and 2013, respectively, and ended March 31, 2016, 2015 and 2014, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). We note that the impact on net sales on account of such price variation was negligible.

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

A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2014, 2015 and 2016:

Particulars	Chargebacks	Rebates	Medicaid	Sales Returns
	(All values in U.S. $millions)
Beginning Balance: April 1, 2013	167	113	12	20
Current provisions relating to sales in current year	1,029	355	17	24
Provisions and adjustments relating to sales in prior years	*	2	0	—
Credits and payments**	(1,070)	(340)	(14)	(16)

Ending Balance: March 31, 2014	126	130	15	28

Beginning Balance: April 1, 2014	126	130	15	28
Current provisions relating to sales in current year(1)	1,939	635	24	32
Provisions and adjustments relating to sales in prior years	*	—	0	—
Credits and payments**	(1,871)	(543)	(22)	(20)

Ending Balance: March 31, 2015	194	222	17	40

Beginning Balance: April 1, 2015	194	222	17	40
Current provisions relating to sales in current year(2)	2,208	767	23	32
Provisions and adjustments relating to sales in prior years	*	—	—	—
Credits and payments**	(2,193)	(732)	(26)	(27)

Ending Balance: March 31, 2016	209	257	14	45

*

Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent up to 1.1 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

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

(2)

Chargebacks and rebates provisions for the year ended March 31, 2016 and payments for the year ended March 31, 2016 were each higher as compared to the year ended March 31, 2015, primarily as a result of product mix changes and the addition of new products.

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

Our overall provision for sales returns as at March 31, 2016 was Rs.4,421 million, as compared to a provision of Rs.3,905 million as at March 31, 2015. This increase in our provision was primarily attributable to a higher allowance for returns provision created for the year ended March 31, 2016 due to higher sales recorded for the year ended March 31, 2016 and higher anticipated sales returns, based on our historical experience and recent trends in actual sales returns, in the markets in which we operate. For further information regarding our sales return provisions, refer to Note 21 to our consolidated financial statements.

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

Foreign currency transactions and foreign operations

Transactions in foreign currencies are translated to the respective functional currencies of entities within our company group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise.

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

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date, and subsequent changes in the fair value of the contingent consideration are recorded in the consolidated income statement.

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

Our internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. However, where the recognition criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2016, no internal drug development expenditure amounts have met the recognition criteria. The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

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

A substantial portion of our current research and development activities relates to the development of bio-equivalent products, which do not require full scale clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2016 were Rs.17,834 million, which was approximately 12% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2016, 2015 and 2014 represented approximately 65%, 60%, and 62%, respectively, of our total research and development expenditures.

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

Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalized. Our criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38, “Intangible Assets” (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable).

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

Subsequent expenditure on an in-process research or development project acquired separately or in a business combination, and recognized as an intangible asset, is:

•	recognized as an expense when incurred, if it is research expenditure;

•	recognized as an expense when incurred, if it is development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of IAS 38; and

•	added to the carrying amount of the acquired in-process research or development project, if it is development expenditure that satisfies the recognition criteria in paragraph 57 of IAS 38.

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

Amortization

Amortization is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of intangible assets or on any other basis that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. Intangible assets that are not available for use are amortized from the date they are available for use. In determining the useful life we consider the following factors:

•	technical, technological, commercial or other types of obsolescence;

•	expected actions by competitors or potential competitors;

•	typical product life cycles for the asset and public information on estimates of useful lives of similar assets that are used in a similar way; and

•	the period of control over the asset and legal or similar limits on the use of the asset.

Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

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

In the circumstances where the asset specific discount rate is not directly available from the market, we use surrogates to estimate the discount rate. For this purpose, we take into consideration the following rates:

•	the weighted average cost of capital determined using techniques such as the Capital Asset Pricing Model;

•	our incremental borrowing rate; and

•	other market borrowing rates.

However, these rates are adjusted:

•	to reflect the way that the market would assess the specific risks associated with the asset’s estimated cash flows; and

•	to exclude the risks that are not relevant to the asset’s estimated cash flows or for which the estimated cash flows have been adjusted.

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

5.A. Operating results

Income Statement Data

	For the year ended March 31,
	2016		2016		2015		2014
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$	2,335	Rs.	154,708	Rs.	148,189	Rs.	132,170
Cost of revenues		942		62,427		62,786		56,369
Gross profit		1,393		92,281		85,403		75,801
Selling, general and administrative expenses		690		45,702		42,585		38,783
Research and development expenses		269		17,834		17,449		12,402
Other (income)/expense, net		(13)		(874)		(917)		(1,416)
Results from operating activities		447		29,619		26,286		26,032
Finance (expense)/income, net		(41)		(2,708)		1,682		400
Share of profit of equity accounted investees, net of tax		3		229		195		174
Profit before tax		410		27,140		28,163		26,606
Tax expense		(108)		(7,127)		(5,984)		(5,094)
Profit for the year	U.S.$	302	Rs.	20,013	Rs.	22,179	Rs.	21,512

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales For the year ended March 31,			Percentage Increase/(Decrease)
	2016	2015	2014	2015 to 2016	2014 to 2015
Revenues	100.0%	100.0%	100.0%	4.4%	12.1%
Gross profit	59.6%	57.6%	57.4%	8.1%	12.7%
Selling, general, and administrative expenses	29.5%	28.7%	29.3%	7.3%	9.8%
Research and development expenses	11.5%	11.8%	9.4%	2.2%	40.7%
Other (income)/expense, net	(0.6%)	(0.6%)	(1.1%)	(4.7%)	(35.3%)
Results from operating activities	19.1%	17.7%	19.8%	12.7%	1.0%
Finance (expense)/income, net	(1.8%)	1.1%	0.3%	(261.1%)	320.4%
Share of profit of equity accounted investees, net of tax	0.1%	0.1%	0.1%	17.7%	12.1%
Profit before taxes	17.5%	19.0%	20.1%	(3.6%)	5.9%
Tax expense	(4.6%)	(4.0%)	(3.9%)	19.1%	17.5%
Profit for the year	12.9%	15.0%	16.3%	(9.8%)	3.1%

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the year ended March 31,
	2016			2015			2014
	(Rs. in millions)
	Revenues		Revenues (Segment % of Total)	Revenues		Revenues (Segment % of Total)	Revenues		Revenues (Segment % of Total)
Global Generics	Rs.	128,062	83%	Rs.	119,397	81%	Rs.	104,483	79%
Pharmaceutical Services and Active Ingredients		22,379	14%		25,456	17%		23,974	18%
Proprietary Products		2,659	2%		2,172	1%		2,459	2%
Others		1,608	1%		1,164	1%		1,254	1%

Total	Rs.	154,708	100%	Rs.	148,189	100%	Rs.	132,170	100%

Fiscal Year Ended March 31, 2016 compared to Fiscal Year Ended March 31, 2015

Revenues

Our overall consolidated revenues were Rs.154,708 million for the year ended March 31, 2016, an increase of 4% as compared to Rs.148,189 million for the year ended March 31, 2015. Revenue growth for the year ended March 31, 2016 was largely driven by our Global Generics segment’s operations in the United States, India and Europe markets

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2016			2015			2014
	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*
	(Rs. in millions)
Global Generics	Rs.	128,062	83%	Rs.	119,397	81%	Rs.	104,483	79%
North America (the United States and Canada)		75,445	59%		63,564	53%		54,622	52%
Europe		7,732	6%		6,481	5%		6,110	6%
India		21,293	17%		17,870	15%		15,713	15%
Russia and other countries of the former Soviet Union		14,176	11%		18,425	16%		20,679	20%
Others		9,416	7%		13,057	11%		7,359	7%
Pharmaceutical Services and Active Ingredients	Rs.	22,379	14%	Rs.	25,456	17%	Rs.	23,974	18%
North America (the United States and Canada)		3,052	14%		4,605	18%		3,820	16%
Europe		9,313	42%		10,507	41%		9,058	38%
India		2,618	12%		3,288	13%		3,787	16%
Others		7,396	32%		7,056	28%		7,309	30%
Proprietary Products and Others	Rs.	4,267	3%	Rs.	3,336	2%	Rs.	3,713	3%

Total	Rs.	154,708	100%	Rs.	148,189	100%	Rs.	132,170	100%

*	This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

During the year ended March 31, 2016, the U.S. dollar appreciated by approximately 7% against the Indian rupee, while the Euro and the Russian rouble depreciated by approximately 7% and 27%, respectively against the Indian rupee as compared to the year ended March 31, 2015. These changes in exchange rates increased our reported revenues because of the increase in Indian rupee realization from sales in U.S. dollars, partially offset by the decrease in Indian rupee realization from sales in Euros and Russian roubles. However, our higher realization for the U.S. dollar was offset by net losses realized on cash flow hedges undertaken by us to hedge the foreign currency risk associated with highly probable forecasted sales transactions.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.128,062 million for the year ended March 31, 2016, an increase of 7% as compared to Rs.119,397 million for the year ended March 31, 2015. The revenue growth was largely led by this segment’s operations in the United States, India and Europe.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 4% resulting from the introduction of new products during the year ended March 31, 2016;

•	a decrease of approximately 8% resulting from the net impact of decreases in sales prices of products; and

•	an increase of approximately 11% resulting from increased sales volumes of existing products (including the annualized impact of products launched during the year ended March 31, 2015).

The following is a discussion of the key markets in our Global Generics segment:

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.75,445 million for the year ended March 31, 2016, an increase of 19% as compared to the year ended March 31, 2015. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 12% for the year ended March 31, 2016 as compared to the year ended March 31, 2015.

This revenue growth was largely attributable to the following:

•	revenues from new products launched during the year ended March 31, 2016, such as esomeprazole, memantine and pramiprexole;

•	a gain in market share of certain of our existing products, such as valganciclovir, Habitrol®, isotretinoin 30mg, metoprolol, decitabine injection, and sumatriptan injection; and

•	the foregoing was partially offset by lower realization from certain of our existing products due to price decreases.

The following table sets forth products that we launched in the United States during the year ended March 31, 2016:

Product	Innovator’s Brand	Innovator
Esomeprazole DR	Nexium®	AstraZeneca
Pramipexole ER	Mirapex®	Boehringer Ingelheim
Memantine	Namenda®	Eli Lilly
Pravastatin	Pravachol®	Bristol Myers Squibb

During the year ended March 31, 2016, we made 14 filings in the United States, including 13 ANDA filings and one NDA filing under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act (a “505(b)(2) NDA”). As of March 31, 2016 our cumulative filings in the United States were 236 including 233 ANDA filings and three 505(b)(2) NDA filings. As of March 31, 2016, we had 82 filings pending approval at the U.S. FDA including 79 ANDA filings and three 505(b)(2) NDA filings, of which 52 are Paragraph IV filings, and we believe we are the first to file with respect to 18 of these filings.

India: Our revenues from India for the year ended March 31, 2016 were Rs.21,293 million, an increase of 19% as compared to the year ended March 31, 2015. This growth was largely attributable to the increase in sales volumes across our key brands and revenues from new brands launched during the year ended March 31, 2016. The products that we acquired from UCB accounted for approximately 7% of the revenue growth for our India business. According to IMS Health in its Moving Annual Total report for the year ended March 31, 2016, our secondary sales in India grew by 12.2% during such period, as compared to the Indian pharmaceutical market’s growth of 14.4% during such period. During the year ended March 31, 2016, we launched 17 new brands in India.

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) for the year ended March 31, 2016 were Rs.23,591 million, a decrease of 25% as compared to the year ended March 31, 2015. The reasons for this decrease are set forth below in the separate discussions of these geographies.

Russia: Our Global Generics segment’s revenues from Russia were Rs.10,640 million for the year ended March 31, 2016, a decrease of 29% as compared to the year ended March 31, 2015. In Russian rouble absolute currency terms (i.e.,

Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 1% for the year ended March 31, 2016 as compared to the year ended March 31, 2015. Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2016 were 39% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding initiatives.

According to IMS Health, as per its report for the year ended March 31, 2016, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the year ended March 31, 2016 was as follows:

	Year ended March 31, 2016
	Dr. Reddy’s		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	2.61%	(4.92%)	10.25%	(1.07%)
Over-the-counter (OTC)	10.88%	(1.02%)	6.73%	(5.09%)
Total (Rx + OTC)	5.60%	(3.92%)	8.36%	(3.96%)

As per the above referenced IMS Health report, our volume-based market shares in Russia for the years ended March 31, 2016 and 2015 were as follows:

	Year ended March 31,
	2016	2015
Prescription (Rx)	4.50%	4.68%
Over-the-counter (OTC)	0.66%	0.63%
Total (Rx + OTC)	1.77%	1.77%

Other countries of the former Soviet Union and Romania: Our revenues from other countries of the former Soviet Union and Romania for the year ended March 31, 2016 were Rs.3,536 million, an increase of 1% over the year ended March 31, 2015. This increase was largely on account of an increase in sales volumes in Romania and Ukraine, partially offset by depreciation of the Ukrainian hryvnia against the Indian rupee. During the year ended March 31, 2016, the Ukrainian hryvnia depreciated by approximately 34% as compared to the year ended March 31, 2015.

Rest of the World Markets: We refer to all markets of this segment other than North America, Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our revenues from our “Rest of the World” markets were Rs.9,416 million for the year ended March 31, 2016, a decrease of 28% as compared to the year ended March 31, 2015. The decrease was largely led by decreased revenues in Venezuela primarily due to reduction in the sales volume of our existing products. Our sales in Venezuela were Rs.4,666 million for the year ended March 31, 2016, as compared to Rs.8,335 million for the year ended March 31, 2015. This reduction in sales was primarily attributable to the ongoing economic crisis in the country and, correspondingly, our risk mitigation approach by way of moderating the supply of products to this country.

Europe: Our Global Generics segment’s revenues from Europe were Rs.7,732 million for the year ended March 31, 2016, an increase of 19% as compared to the year ended March 31, 2015. This growth was led by revenues from new products launched during the year ended March 31, 2015.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the year ended March 31, 2016 were Rs.22,379 million, a decrease of 12% as compared to the year ended March 31, 2015. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to:

•

decreased sales of active pharmaceutical ingredients for the year ended March 31, 2016, primarily attributable to decreased sales volumes and sales prices of existing products, which decreased our PSAI segment’s revenues by approximately 13%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by approximately 1%.

During the year ended March 31, 2016, we filed 50 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of March 31, 2016 were 768, including 218 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.92,281 million for the year ended March 31, 2016, representing 59.6% of our total revenues for this period, as compared to Rs.85,403 million for the year ended March 31, 2015, representing 57.6% of our total revenues for such period.

The following table sets forth, for the periods indicated, our gross profit by segment:

	For the year ended March 31,
	2016			2015			2014
	(Rs. in millions)
	Gross Profit		Gross Profit (% of Segment Revenue)	Gross Profit		Gross Profit (% of Segment Revenue)	Gross Profit		Gross Profit (% of Segment Revenue)
Global Generics	Rs.	84,427	66%	Rs.	77,569	65%	Rs.	68,544	66%
Pharmaceutical Services and Active Ingredients		4,931	22%		5,709	22%		4,848	20%
Proprietary Products		2,217	83%		1,796	83%		2,210	90%
Others		706	44%		329	28%		199	16%

Total	Rs.	92,281	60%	Rs.	85,403	58%	Rs.	75,801	57%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 65.9% for the year ended March 31, 2016 from 65.0% for the year ended March 31, 2015. This increase was largely attributable to the impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

The gross profits from our PSAI segment decreased to 22.0% for the year ended March 31, 2016, from 22.4% for the year ended March 31, 2015. This decrease was primarily due to a decrease in sales of products with higher gross profit margins during the year ended March 31, 2016.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.45,702 million for the year ended March 31, 2016, an increase of 7% as compared to Rs.42,585 million for the year ended March 31, 2015. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased costs due to the ongoing remediation activities related to the warning letter received from the U.S. FDA for three of our manufacturing facilities in India, which increased our selling, general and administrative expenses by approximately 5%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 3%;

•

increased amortization, primarily due to our acquisition of the Habitrol® brand in December 2014 and acquisition of a select portfolio of products business of UCB in June 2015, which increased our selling, general and administrative expenses by approximately 2%;

•

for the year ended March 31, 2016 we had recorded impairment losses of Rs.61 million, as compared to impairment losses of Rs.509 million recorded for the year ended March 31, 2015, which resulted in an approximately 1% difference in selling, general and administrative expenses between the two periods; and

•	decreased sales and marketing costs, which decreased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 29.5% for the year ended March 31, 2016 from 28.7% for the year ended March 31, 2015.

Research and development expenses

Our research and development expenses were Rs.17,834 million for the year ended March 31, 2016, an increase of 2% as compared to Rs.17,449 million for the year ended March 31, 2015. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds. Approximately 65% of our research and development expenses for the year ended March 31, 2016 were incurred for the development of bio-equivalent products, and the other 35% was dedicated to innovative and bio-pharmaceutical research.

Other (income)/expense, net

Our net other income was Rs.874 million for the year ended March 31, 2016, as compared to net other income of Rs.917 million for the year ended March 31, 2015.

Finance (expense)/income, net

Our net finance expense was Rs.2,708 million for the year ended March 31, 2016, as compared to net finance income of Rs.1,682 million for the year ended March 31, 2015. The increase in net finance expense was attributable to:

•

net foreign exchange gain of Rs.488 million (excluding the impact of our Venezuela operations described below) for the year ended March 31, 2016, as compared to net foreign exchange gain of Rs.1,801 million for the year ended March 31, 2015;

•

foreign exchange losses related to our Venezuela operations of Rs.4,621 million for the year ended March 31, 2016, as compared to such losses of Rs.843 million for the year ended March 31, 2015. Refer to Note 41 to our consolidated financial statements for further details;

•	net interest income of Rs.573 million for the year ended March 31, 2016, as compared to net interest expense of Rs.31 million for the year ended March 31, 2015; and

•	profit on sale of investments of Rs.852 million for the year ended March 31, 2016, as compared to profit on sale of investments of Rs.755 million for the year ended March 31, 2015.

Profit before tax

As a result of the above, profit before taxes was Rs.27,140 million for the year ended March 31, 2016, a decrease of 4% as compared to Rs.28,163 million for the year ended March 31, 2015.

Tax expense

Our consolidated weighted average tax rate for the year ended March 31, 2016 was 26%, as compared to 21% for the year ended March 31, 2015. Income tax expense was Rs.7,127 million for the year ended March 31, 2016, as compared to income tax expense of Rs.5,984 million for the year ended March 31, 2015.

The increase in our effective tax rate for the year ended March 31, 2016 was primarily attributable to the following:

•

non-deductible losses related to our Venezuela operations, which resulted in an increase in our effective tax rate by approximately 3.8% (refer to Note 41 of our consolidated financial statements for further details);

•	deferred tax expense on undistributed earnings of a subsidiary outside India, which resulted in an increase in our effective tax rate by approximately 1.9%;

•

an increase in the effective tax rate by approximately 1.8% due to non-recognition of certain deferred tax assets, as we believe that availability of taxable profits against which the temporary differences can be utilized is not probable;

•	recognition of a previously unrecognized deferred tax asset pertaining to a jurisdiction outside of India, which resulted in a decrease in our effective tax rate by approximately 1.1%; and

•

an increase in weighted deduction on eligible research and development expenditure in India during the year ended March 31, 2016, as compared to the year ended March 31, 2015, has resulted in a decrease in the effective tax rate by 1.8%. The rate of weighted deduction on our eligible research and development expenditure was equal to 200% for the years ended March 31, 2016 and 2015, respectively.

Profit for the period

As a result of the above, our net result was a net profit of Rs.20,013 million for the year ended March 31, 2016, as compared to a net profit of Rs.22,179 million for the year ended March 31, 2015.

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

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2015			2014			2013
	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*	Revenues		% of Total Revenue*
	(Rs. in millions)
Global Generics	Rs.	119,397	81%	Rs.	104,483	79%	Rs.	82,516	71%
North America (the United States and Canada)		63,564	53%		54,622	52%		37,799	46%
Europe		6,481	5%		6,110	6%		7,011	8%
India		17,870	15%		15,713	15%		14,560	18%
Russia and other countries of the former Soviet Union		18,425	16%		20,679	20%		17,613	21%
Others		13,057	11%		7,359	7%		5,533	7%
Pharmaceutical Services and Active Ingredients	Rs.	25,456	17%	Rs.	23,974	18%	Rs.	30,702	26%
North America (the United States and Canada)		4,605	18%		3,820	16%		5,744	19%
Europe		10,507	41%		9,058	38%		12,007	39%
India		3,288	13%		3,787	16%		4,638	15%
Others		7,056	28%		7,309	30%		8,313	27%
Proprietary Products and Others	Rs.	3,336	2%	Rs.	3,713	3%	Rs.	3,048	3%

Total	Rs.	148,189	100%	Rs.	132,170	100%	Rs.	116,266	100%

*	This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

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

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.119,397 million for the year ended March 31, 2015, an increase of 14% as compared to Rs.104,483 million for the year ended March 31, 2014. The revenue growth was largely led by this segment’s operations in the United States, India and Venezuela.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 7% resulting from the introduction of new products during the year ended March 31, 2015;

•	a decrease of approximately 13% resulting from the net impact of decreases in sales prices of products; and

•	an increase of approximately 20% resulting from increased sales volumes of existing products (including the annualized impact of products launched during the year ended March 31, 2014).

The following is a discussion of the key markets in our Global Generics segment:

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.63,564 million for the year ended March 31, 2015, an increase of 16% as compared to the year ended March 31, 2014. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 15% for the year ended March 31, 2015 as compared to the year ended March 31, 2014.

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

India: Our revenues from India for the year ended March 31, 2015 were Rs.17,870 million, an increase of 14% as compared to the year ended March 31, 2014. This growth was largely attributable to the increase in sales volumes across our key brands and revenues from new brands launched during the year ended March 31, 2015. According to IMS Health in its Moving Annual Total report for the year ended March 31, 2015, our secondary sales in India grew by 13.1% during such period, as compared to the India pharmaceutical market’s growth of 12.1% during such period. During the year ended March 31, 2015, we launched 18 new brands in India such as DOXT-SLTM, Melgain®, XaliboTM, and Resof™ (sofosbuvir).

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

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) for the year ended March 31, 2015 were Rs.31,482 million, an increase of 12% as compared to the year ended March 31, 2014. The reasons for this growth are set forth below in the separate discussions of these geographies.

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

Other countries of the former Soviet Union and Romania: Our revenues from other countries of the former Soviet Union for the year ended March 31, 2015 were Rs.3,504 million, a decrease of 19% over the year ended March 31, 2014. This decline was largely on account of a decrease in sales volumes in Ukraine, primarily on account of the geo-political situation in Ukraine coupled with depreciation of the Ukrainian hryvnia against the Indian rupee. During the year ended March 31, 2015, the Ukrainian hryvnia depreciated by approximately 41% as compared to the year ended March 31, 2014.

Rest of the World Markets: We refer to all markets of this segment other than North America, Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our revenues from our “Rest of the World” markets were Rs.13,056 million for the year ended March 31, 2015, an increase of 77% as compared to the year ended March 31, 2014. The growth was largely led by increased revenues in Venezuela attributable to new marketing initiatives for prescription products. Our sales in Venezuela were Rs.8,335 million for the year ended March 31, 2015.

Europe: Our Global Generics segment’s revenues from Europe were Rs.6,481 million for the year ended March 31, 2015, an increase of 6% as compared to the year ended March 31, 2014. This growth was led by revenues from new products launched during the year ended March 31, 2015.

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

The following table sets forth, for the periods indicated, our gross profit by segment:

	For the year ended March 31,
	2015			2014			2013
	(Rs. in millions)
	Gross Profit		Gross Profit (% of Segment Revenue)	Gross Profit		Gross Profit (% of Segment Revenue)	Gross Profit		Gross Profit (% of Segment Revenue)
Global Generics	Rs.	77,569	65%	Rs.	68,544	66%	Rs.	48,687	59%
Pharmaceutical Services and Active Ingredients		5,709	22%		4,848	20%		9,970	32%
Proprietary Products		1,796	83%		2,210	90%		1,358	90%
Others		329	28%		199	16%		564	37%

Total	Rs.	85,403	58%	Rs.	75,801	57%	Rs.	60,579	52%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 65.0% for the year ended March 31, 2015 from 65.6% for the year ended March 31, 2014. This decrease was largely attributable to the impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

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

•

foreign exchange loss of Rs.843 million for the year ended March 31, 2015 on translation of certain monetary assets and liabilities of our Venezuelan subsidiary. Refer to Note 41 to our consolidated financial statements for further details;

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

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2014			2013			2012
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	104,483	79%	Rs.	82,516	71%	Rs.	70,243	72%
North America (the United States and Canada)		54,622	52%		37,799	46%		31,889	45%
Europe		6,110	6%		7,011	8%		7,632	11%
India		15,713	15%		14,560	18%		12,931	18%
Russia and other countries of the former Soviet Union		20,679	20%		17,613	21%		13,887	20%
Rest of the World		7,359	7%		5,533	7%		3,904	6%
Pharmaceutical Services and Active Ingredients	Rs.	23,974	18%	Rs.	30,702	26%	Rs.	23,812	25%
North America (the United States and Canada)		3,820	16%		5,744	19%		4,272	18%
Europe		9,058	38%		12,007	39%		8,424	35%
India		3,787	16%		4,638	15%		3,586	15%
Rest of the World		7,309	30%		8,313	27%		7,531	32%
Proprietary Products and Others	Rs.	3,713	3%	Rs.	3,048	3%	Rs.	2,682	3%

Total	Rs.	132,170	100%	Rs.	116,266	100%	Rs.	96,737	100%

*	This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

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

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.104,483 million for the year ended March 31, 2014, an increase of 27% as compared to Rs.82,516 million for the year ended March 31, 2013. North America (the United States and Canada), India and our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), contributed approximately 93% of the revenues of this segment for the year ended March 31, 2014.

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

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the year ended March 31, 2014 were Rs.54,622 million, an increase of 45% as compared to our revenues of Rs.37,799 million for the year ended March 31, 2013. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), this segment’s revenues from such geography grew by 25% in the year ended March 31, 2014 as compared to the year ended March 31, 2013. This growth was largely attributable to the following:

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

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), for the year ended March 31, 2014 were Rs.28,038 million, an increase of 21% over the year ended March 31, 2013. The reasons for this growth are set forth below in the separate discussions of these geographies.

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

Other countries of the former Soviet Union and Romania: Our revenues from other countries of the former Soviet Union for the year ended March 31, 2014 were Rs.4,346 million, an increase of 22% over the year ended March 31, 2013. This growth was largely led by increased revenues resulting from higher prices from sales in Ukraine and increased sales volumes from sales in Uzbekistan, Belarus and Kazakhstan. This growth also benefitted from the depreciation of the Indian rupee against the U.S. dollar and the Ukrainian hryvnia.

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

The following table sets forth, for the periods indicated, our gross profit by segment:

	For the year ended March 31,
	2014			2013			2012
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
	(Rs. in millions)
Global Generics	Rs.	68,544	66%	Rs.	48,687	59%	Rs.	44,263	63%
Pharmaceutical Services and Active Ingredients		4,848	20%		9,970	32%		7,508	32%
Proprietary Products		2,210	90%		1,358	90%		903	84%
Others		199	16%		564	37%		631	39%

Total	Rs.	75,801	57%	Rs.	60,579	52%	Rs.	53,305	55%

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased from 59.0% in the year ended March 31, 2013 to 65.6% in the year ended March 31, 2014, on account of:

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

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. Through our subsidiary in Switzerland, we borrowed U.S.$220 million during the year ended March 31, 2012, which was required to be repaid in eight quarterly installments beginning December 2014. During the year ended March 31, 2016, we repaid the entire outstanding loan amount (including a prepayment of U.S.$110 million), and our subsidiary in Switzerland further borrowed U.S.$82.5 million of new short-term borrowings (refer to Note 18 to our consolidated financial statements for further details). Further, we also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning February 2018. These loans were borrowed primarily to repay some of our then existing short term borrowings and to meet anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	For the year ended March 31,
	2016		2015		2014
	(Rs. in millions)
Net cash provided by/(used in):
Operating activities	Rs.	41,247	Rs.	25,033	Rs.	19,463
Investing activities		(20,423)		(22,904)		(16,620)
Financing activities		(17,001)		(4,118)		(217)
Net increase/(decrease) in cash and cash equivalents		3,823		(1,989)		2,626
Effect of exchange rate changes on cash		(4,296)		(1,068)		771

In addition to cash, inventory and our balance of accounts receivable, our unused sources of liquidity included Rs.14,771 million in available credit under revolving credit facilities with banks as of March 31, 2016. We had no other material unused sources of liquidity as of March 31, 2016.

Cash Flow from Operating Activities

The net result of our operating activities was a net cash inflow of Rs.41,247 million for the year ended March 31, 2016, as compared to a net cash inflow of Rs.25,033 million for the year ended March 31, 2015, which resulted in an increase in our net cash inflow by Rs.16,214 million during the year ended March 31, 2016 as compared to the year ended March 31, 2015.

Increases in working capital accounted for net cash outflows of Rs.188 million and Rs.15,040 million during the years ended March 31, 2016 and 2015, respectively. This lower increase in working capital requirements during the year ended March 31, 2016, as compared to the year ended March 31, 2015, resulted in a significant increase in our net cash provided by operating activities during the year ended March 31, 2016 as compared to the year ended March 31, 2015. The increase in working capital requirements during the year ended March 31, 2015 primarily resulted from an increase in our trade receivables by Rs.10,905 million and an increase in our inventories by Rs.5,447 million. The increase in our trade receivables was primarily due to an increase in the proportion of sales made to customers with longer credit periods in the United States. The increase in our inventories was primarily to support the increased sales of our existing products as well as launches of new products.

For the years ended March 31, 2016 and 2015, our earnings before interest expense/income, profit/loss on sale of investments, tax expense, impairment loss, depreciation and amortization (“Adjusted EBITDA”) were Rs.36,253 million and Rs.36,168 million, respectively.

The net result of our operating activities was a cash inflow of Rs.25,033 million for the year ended March 31, 2015, as compared to a cash inflow of Rs.19,463 million for the year ended March 31, 2014.

The net cash provided by our operating activities increased by Rs.5,570 million for the year ended March 31, 2015, as compared to the year ended March 31, 2014. This increase was primarily due to our improved business performance for the year ended March 31, 2015, resulting in Adjusted EBITDA of Rs.36,168 million, as compared to Rs.33,187 million for the year ended March 31, 2014.

Our days’ sales outstanding (“DSO”) as at March 31, 2016, December 31, 2015, March 31, 2015 and March 31, 2014, computed based on the sales for the three months ended March 31, 2016, December 31, 2015, March 31, 2015 and March 31, 2014, were 99 days, 97 days, 95 days and 86 days, respectively. The increase in our DSO was primarily due to an increase in the proportion of sales made to customers with longer credit periods in the United States.

Cash Flow from Investing Activities

Our investing activities resulted in a net cash outflow of Rs.20,423 million and Rs.22,904 million for the years ended March 31, 2016 and 2015, respectively. This decrease in net cash outflow of Rs.2,481 million was primarily due to:

•

Rs.7,936 million paid to UCB India Private Limited and other UCB group companies for the acquisition of a select portfolio of products business during the year ended March 31, 2016 (refer to Note 6 to our consolidated financial statements for further details);

•

Rs.1,158 million paid to Alchemia Limited for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium during the year ended March 31, 2016 (refer to Note 38 to our consolidated financial statements for further details);

•

Rs.5,097 million paid for acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights during the year ended March 31, 2015 (refer to Note 39 to our consolidated financial statements for further details);

•

our net investments in mutual funds and time deposits having an original maturity of more than three months decreased by Rs.9,311 million for the year ended March 31, 2016 as compared to the year ended March 31, 2015; and

•	a net increase in amounts spent on property, plant and equipment by Rs.2,678 million during the year ended March 31, 2016 as compared to the year ended March 31, 2015.

Our net cash used in investing activities was Rs.22,904 million for the year ended March 31, 2015, as compared to Rs.16,620 million for the year ended March 31, 2014.

Our net cash used in investing activities increased by Rs.6,284 million for the year ended March 31, 2015, as compared to the year ended March 31, 2014, primarily due to the following reasons:

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

Cash Flows from Financing Activities

Our financing activities resulted in a net cash outflow of Rs.17,001 million and Rs.4,118 million for the years ended March 31, 2016 and 2015, respectively.

During the year ended March 31, 2016, we repaid long term borrowings of Rs.11,706 million, which primarily consisted of the repayment of all long term borrowings by our subsidiaries in Switzerland and the United Kingdom (refer to Note 18 to our consolidated financial statements for further details). Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.4,106 million and repaid short term loans of Rs.273 million during the year ended March 31, 2016.

In comparison, during the year ended March 31, 2015, we had a cash inflow on account of net short term borrowing proceeds of Rs.4,068 million, we repaid two installments amounting to Rs.3,452 million (U.S.$55 million) due under the loan agreement by our Swiss subsidiary, and we paid dividends (including corporate dividend tax) of Rs.3,587 million.

Our net cash outflows from financing activities were Rs.4,118 million for the year ended March 31, 2015, as compared to Rs.217 million for the year ended March 31, 2014.

During the year ended March 31, 2014, we redeemed our 9.25% unsecured, non-convertible, redeemable debentures (sometimes referred to as our “bonus debentures”) for an aggregate payment of Rs.5,078 million, representing their face value and we borrowed Rs.9,391 million (U.S.$150 million) pursuant to a long term loan arrangement for the purpose of our ongoing capital investments and paid dividends (including corporate dividend tax) of Rs.2,985 million.

Principal obligations

The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2016:

	Payments due by period
Financial Contractual Obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings from banks	Rs.	22,718	Rs.	22,718	Rs.	—	Rs.	—
Long term debt in foreign currency		9,938		—		9,938		—

Total obligations	Rs.	32,656	Rs.	22,718	Rs.	9,938	Rs.	—

Annual rate of interest

Short term borrowings

	As at March 31, 2016
	Outstanding balance		Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs. millions)
Packing credit borrowings	Rs.	20,896	USD	LIBOR + (5) to 15 bps	Rs.	20,477	Rs.	22,459
			EURO	LIBOR + 5 to 7.5 bps
			RUB	10.65% to 11.57%
Other foreign currency borrowings		1,822	USD	LIBOR + 40 bps		3,552		5,364
Other rupee borrowings		—	INR	10%		813		1,000

	As at March 31, 2015
	Outstanding balance		Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs. millions)
Packing credit borrowings	Rs.	20,857	USD	LIBOR + 10 to 40 bps	Rs.	12,878	Rs.	21,220
			EURO	LIBOR + 7.5 to 20 bps
			RUB	9.80% to 22.30%
Other foreign currency borrowings		—	—	—		4,049		5,941
Other rupee borrowings		1,000	INR	10%		1,000		1,000

The maturities of our short-term borrowings from banks vary from one month to twelve months. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.

Long term borrowings

	As at March 31,
	2016		2015
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD —	LIBOR + 125 bps —	USD GBP	LIBOR + 100 to 125 bps LIBOR + 130 bps

Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances. However, transfers of funds from Venezuela are subject to certain exchange control regulations. Refer to Note 41 of our consolidated financial statements for further details.

Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Euros, Russian roubles, Venezuela bolivars and Swiss francs.

As of March 31, 2016 and 2015, we had committed to spend Rs.5,065 million and Rs.4,173 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our long term borrowings.

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

•

Proprietary Products, where we focus on the research, development, and manufacture of differentiated formulations and new chemical entities (“NCEs”). These novel products fall within the dermatology and neurology therapeutic areas.

In the years ended March 31, 2016, 2015 and 2014, we expended Rs. 17,834 million, Rs. 17,449 million and Rs. 12,402 million, respectively, on research and development activities. The increase in research and development expenditure was in line with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and bio-similar compounds.

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2016, we had filed more than 1,417 trademarks with the Registrar of Trademarks in India. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2016 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	(Rs. in millions)
Contractual Obligations	Total		Less than 1 year		2-3 years		4-5 years		More than 5 years
Operating lease obligations	Rs.	2,244	Rs.	396	Rs.	672	Rs.	513	Rs.	663
Capital lease obligations		857		110		160		112		475
Purchase obligations
Agreements to purchase property, plant and equipment and other capital commitments(1)		5,065		5,065		—		—		—
Short term debt obligations		22,718		22,718		—		—		—
Long term debt obligations		9,938		—		9,938		—		—
Estimated interest payable on long-term debt(2)		402		170		232		—		—
Post-retirement benefits obligations(3)		1,781		179		346		354		902

Total contractual obligations	Rs.	43,005	Rs.	28,638	Rs.	11,348	Rs.	979	Rs.	2,040

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds and proceeds from long term borrowings.
(2)

Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2016 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

5.G. Safe harbor

See page 3 under heading “Forward-Looking and Cautionary Statement”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2016 was as follows:

Directors Name(1)	Age (in yrs.)	Position
Mr. Satish Reddy(2)(3)	49	Chairman
Mr. G.V. Prasad (2)(4)	56	Co-Chairman, Managing Director and Chief Executive Officer
Mr. Anupam Puri	70	Director
Ms. Kalpana Morparia	67	Director
Dr. Omkar Goswami	59	Director
Mr. Ravi Bhoothalingam	70	Director
Dr. Bruce L.A. Carter	72	Director
Dr. Ashok S. Ganguly	81	Director
Mr. Sridar Iyengar	68	Director

(1)	Except for Mr. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. Satish Reddy.

Our Board of Directors appointed Mr. Bharat Narotam Doshi (aged 67 years) and Mr. Hans Peter Hastler (aged 60 years) as independent directors, effective May 11, 2016 and June 17, 2016, respectively.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2016, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Satish Reddy(1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	49	24	January 18, 1993	Director, Globe Organics Limited

G.V. Prasad(2) Co-Chairman, Managing Director and Chief Executive Officer	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	56	32	June 30, 1990	Promoter Director, Benzex Labs Private Limited

Abhijit Mukherjee (3) Chief Operating Officer	B. Tech. (Chem.)	58	36	January 15, 2003	President, Atul Limited

Alok Sonig Executive Vice President and Head - North America Generics	B.E., MBA	44	21	June 11, 2012	Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation, Bristol Myers Squibb

Dr. Amit Biswas Executive Vice President and Head - Integrated Product Development Organization	B. Tech. (Chem.), Masters (Polymer Science), Ph.D.	56	28	July 12, 2011	Senior Vice President, Reliance Industries Limited

Dr. Cartikeya Reddy Executive Vice President and Head-Biologics	B. Tech, M.S., Ph.D.	46	25	July 20, 2004	Senior Engineer, Genetech Inc.

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Dr. KVS Ram Rao Sr. Vice President and Head-PSAI Commercial Organization	B.Tech., M.E., Ph. D.(Chem Eng)	53	23	April 3, 2000	Head of Technical Services, Jubilant Life Sciences

M.V. Ramana Executive Vice President and Head Branded Markets (India & Emerging Countries)	MBA	48	24	October 15, 1992	—

Dr. Raghav Chari Executive Vice President and Head- Proprietary Products	M.S. (Physics), Ph.D.	46	19	September 25, 2006	Head Corporate Strategy, NPS Pharmaceuticals Limited

Dr. S. Chandrasekhar President and Global Head of Human Resources	MBA., Ph.D.	59	37	August 12, 2013	Vice President and Head of Human Resources, IBM India.

Samiran Das Executive Vice President and Head- Global Manufacturing Operations	B. Tech (Mechanical.)	56	34	June 15, 2011	Executive Director, PepsiCo India.

Saumen Chakraborty President and Chief Financial Officer and Global Head of Information Technology and Business Process Excellence	B.Sc. (H), MBA (IIM)	55	32	July 2, 2001	Vice President, Tecumseh Products India Private Limited

(1)	Brother-in-law of Mr. G.V. Prasad.
(2)	Brother-in-law of Mr. Satish Reddy

In April 2016, Mr. Ganadhish Kamat (aged 53 years), joined the Company as Executive Vice President and Global Head Quality. He will be a member of our Management Council. Mr. Kamat received his M.Pharm degree from Mumbai University and has approximately 31 years of experience in the pharmaceutical industry. During his long career he has worked in leadership roles in a number of different organizations such as Sandoz, Intas Pharma and Ranbaxy. He was last employed with Lupin Limited as Executive Vice President – Corporate Quality.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. Satish Reddy is a member of our Board of Directors and serves as our Chairman of the Board. Prior to May 2014, he held the titles of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (“CII”) and head of its National Committee on Pharmaceuticals. He was the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research-based Indian companies. He also chairs the Life Sciences Skill Development Council under The National Skill Development Corporation (“NSDC”), an organization, working in partnership with various stakeholders groups, to serve and address the skill shortfalls in the Life Sciences Sectors across India. In May 2015, the Ministry of Labour and Employment, Government of India, nominated Mr. Reddy as Chairman of the Board of Governors of the National Safety Council. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Hotels Limited, Araku Originals Limited, Dr. Reddy’s Research Foundation, Dr. Reddy’s Institute of Life Sciences, Young President’s Organisation Hyderabad Chapter, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, KAR Holdings (Singapore) Private Limited, Singapore, KAREUS Therapeutics (Singapore) Private Limited, Singapore and KAREUS Therapeutics, SA, Switzerland.

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Co-Chairman, Managing Director and Chief Executive Officer. Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited prior to its merger with us. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. He has been involved with the Andhra Pradesh chapter of the Worldwide Fund for nature and the Acumen Fund, a non-profit venture that uses entrepreneurial approaches to eliminate global poverty. Mr. Prasad was recognized as “India’s Best CEO” in the Large Company category by Business Today in 2014, and as “India Business Leader of the Year” by CNBC Asia in 2015. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Hotels Limited, Dr. Reddy’s Institute of Life Sciences, Dr. Reddy’s Research Foundation, International Foundation for Research and Education, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, Vijaya Productions Private Limited, Indian School of Business and the Acumen Fund in the United States of America. He also serves as a member of the Board of Governors of the Indian Institute of Technology, Hyderabad.

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

Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of Crompton Greaves Limited, Ambuja Cements Limited, Cairn India Limited, Godrej Consumer Products Limited, Infosys BPO Limited, Bajaj Finance Limited, Max Healthcare Institute Limited, IDFC Financial Holding Company Limited, Hindustan Construction Company Limited and DSP Black Rock Investment Managers Private Limited.

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

Ms. Kalpana Morparia has been a member of our Board of Directors since 2007. Ms. Morparia is Chief Executive Officer of J.P. Morgan, South and Southeast Asia. Ms. Morparia is a member of J.P. Morgan’s Asia Pacific Management Committee. Prior to becoming Chief Executive Officer of J.P. Morgan, South and Southeast Asia, Ms. Morpria served as Chief Executive Officer of J.P. Morgan India and Vice Chair on the Board of ICICI Group. She was a Joint Managing Director of ICICI Group from 2001 to 2007. Ms. Morparia has also served as Chief Strategy and Communications Officer - ICICI Group. Ms. Morparia had been with the ICICI Group since 1975. A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. Ms. Morparia was named one of “The 50 Most Powerful Women in International Business” by Fortune magazine in 2008 and one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in the years 2004, 2005, 2006 and 2008. Ms. Morparia was also named one of the “The 100 Most Powerful Women” by Forbes Magazine in 2006. She also serves on the Board of Bennett, Coleman and Co. Limited, Hindustan Unilever Limited, J.P. Morgan Services India Private Limited, J.P. Morgan Asset Management India Private Limited and Philip Morris International Inc. in the United States of America. She also serves as a member on the Board of Governors of Bharati Foundation.

Dr. Bruce L.A. Carter has been a member of our Board of Directors since 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to

Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle and Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Board of Directors of TB Alliance, New York Xencor Inc. and Enanta Pharmaceutical Inc. in the United States of America and our wholly-owned subsidiary Aurigene Discovery Technologies Limited.

Dr. Ashok S. Ganguly has been a member of our Board of Directors since 2009. Dr. Ashok Ganguly is the Chairman of ABP Private Ltd. (formerly Ananda Bazar Patrika Group), and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. Dr. Ganguly’s principal professional career spanned 35 years with Unilever Plc/NV. He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and a member of the Unilever Board of Directors from 1990 to 1997 with responsibility for world-wide research and technology. He is a former member of the Board of British Airways Plc (1996-2005). He has served on several public bodies, the principal among them being as a member of the Science Advisory Council to the Prime Minister of India (1985-1989) and the U.K. Advisory Board of Research Councils (1991-1994). Currently, he is a member of the Prime Minister’s Council on Trade and Industry, Investment Commission and the India-U.S.A. CEO Council, set up by the Prime Minister of India and the President of the United States of America. He is also a member of the National Knowledge Commission to the Prime Minister. He is a recipient of the “Padma Bhushan” as well as the “Padma Vibhushan”, two of India’s prestigious civilian honors. At present he serves as a member of the Rajya Sabha, the upper house of the Parliament of India. Dr. Ganguly also serves as a Director of Wipro Limited and ABP Private Limited.

Mr. Sridar Iyengar has been a member of our Board of Directors since 2011. Mr. Sridar Iyengar is an independent mentor investor in early stage start- up companies. For more than 35 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a U.S. based non-profit organization. He is also an advisor to several venture and private equity funds in India. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Iyengar is also on the Board of Directors of Rediff.com India Limited, Mahindra Holidays and Resorts India Limited, CL Educate Limited, ICICI Venture Funds Management Company Limited, Cleartrip Private Limited, CL Media Private Limited, AverQ Inc., Rediff Holdings Inc. in the United States of America, Cleartrip Inc. in the Cayman Islands, Holiday Club Resorts OY, Finland and our wholly owned subsidiary Dr. Reddy’s Laboratories S.A. in Switzerland. He is also a member of the governing board of Janaagraha Center for Citizenship and Democracy.

Biographies - Executive Officers

Mr. Abhijit Mukherjee is the Chief Operating Officer of our company. Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Atul Products Limited. He started his career as a management trainee in Hindustan Lever Limited (“HLL”) and worked at that company for 13 years, including three years in a Unilever company. He was primarily involved in technical assignments in the aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He holds a degree in Chemical Engineering from the Indian Institute of Technology in Kharagpur, India.

Mr. Alok Sonig is the Executive Vice President and head of North America Generics. He joined us in June 2012 and has over 21 years of experience in healthcare, technology and consumer marketing. Prior to joining us, he worked with Bristol Myers Squibb in Princeton, New Jersey, U.S.A., as Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation. Mr. Sonig holds a Bachelor’s of Engineering from Punjab Engineering College in India and an MBA from American University, Washington, D.C.

Dr. Amit Biswas is the Executive Vice President and Head of Integrated Product Development (“IPDO”). He joined us on July 12, 2011 and has 28 years of diverse and rich international experience, spanning academic and industrial research, product development, technical service and management of research and technology in the areas of commodity plastics, engineering polymers, high performance fibers, industrial/automotive coatings and alternate energy technologies. He previously worked with companies such as DuPont (USA), ICI India and GE Advanced Materials. Prior to joining us, he worked with Reliance Industries Limited as Senior Vice President, Technology Services and Emerging Technologies-Reliance Technology Group and was responsible for design and implementation of Research and Technology Management processes, Business Transformation and Change Management, and interfacing with private/public institutions on Alternate Energy Technologies. He is a Master Black Belt in Six Sigma (GE Certification). He was also a member of various councils, including National Chemical Laboratory (Pune) Research Council, Indian Institute of Chemical Technology (Hyderabad)

Research Council, Indian Institute of Technology Bombay Advisory Council and currently is a member of All India CII Technology Council. He was made an Adjunct Professor at the Centre for Research in Nano-technology and Science at the Indian Institute of Technology in Bombay, India. He has 44 international publications, 3 book chapters and 4 patents. He holds a Ph.D. and Masters in Polymer Science from Case Western Reserve University, Ohio, U.S.A. and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology, Bombay, India.

Dr. Cartikeya Reddy is the Executive Vice President and head of our Biologics division, which focuses on the development of biosimilar molecules for the Indian and global markets. Prior to joining us in 2004, Dr. Reddy worked with Genentech Inc., where he was a Group Leader in the area of Cell Culture Process Development. Before that, he was with the Biotechnology Division of Bayer Corporation, where he successfully led teams in the areas of Bioprocess Development and pilot scale manufacturing. Mr. Reddy holds a Master of Science degree and Ph.D. in Chemical Engineering from the University of Illinois, Urbana-Champaign, and was a Visiting Scholar at the Massachusetts Institute of Technology in Cambridge, Massachusetts, United States of America. He also graduated with a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology in Chennai, India.

Dr. KVS Ram Rao is the Senior Vice President and Head of PSAI Commercial Organization. He joined us in 2000 and has over 23 years of experience in New Product Development-API and Global Oncology. In his current role, he is responsible for our PSAI commercial organization managing sales, strategy, business development and new product management. Prior to joining us, Dr. Ram Rao worked at Jubilant Life Sciences where he headed the Technical Services Division and Gujarat Heavy Chemicals Limited where he was the Head of Research and Development. He holds a Ph.D. and a Masters degree in Chemical Engineering from the Indian Institute of Science (“IISc”), Bangalore along with a Bachelors Degree in Chemical Engineering from Osmania University, Hyderabad, India. He also holds a Diploma in Project Management from Narsee Monjee Institute of Management Studies (“NMIMS”), India.

Mr. M.V. Ramana is the Executive Vice President and Head of Branded Markets (India and Emerging countries). He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 24 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. Mr. Ramana is also a frequent speaker at various international forums in the pharmaceutical and generics industry. He holds a MBA degree from Osmania University, Hyderabad, India and has done the ISB-Kellogg management development program.

Dr. Raghav Chari is the Executive Vice President and Head of Proprietary Products, and is responsible for developing a viable portfolio of products across our key specialty therapeutic areas, New Chemical Entities and Differentiated Formulations businesses. Dr. Chari joined us in 2006 as Vice President- Corporate Development for our New Chemical Entities and Specialty business and has helped shape our Proprietary Products business strategy while developing strong alliance platforms. He started his career with McKinsey and Company, where he spent several years as an Associate, Engagement Manager and finally Associate Principal in McKinsey’s Pharmaceuticals and Medical Products practice. After McKinsey, he took leadership roles in strategy and business development with several smaller biotech companies. Prior to joining us, he was the head of the Corporate Strategy function at NPS Pharmaceuticals. Dr. Chari is a graduate in Mathematics and Physics from the California Institute of Technology and holds a Ph.D. in Theoretical Physics from Princeton University.

Dr. S. Chandrasekhar is the President and Global Head of our Human Resources (“HR”). He joined us in August 2013 and leads a wide range of HR initiatives in leadership development and coaching, talent development, employee engagement and organization design to integrate, grow and transform the organization globally in order to enable our enterprise to meet our business objectives. He has over 37 years of experience across India’s leading firms in public and private sectors engaged in multiple industries such as steel, manufacturing, telecom, information technology services and consulting. He is also among the first few Indians who have been accredited by the International Coach Federation – the world’s leading coach certification body – in the professional practice of executive coaching. Prior to joining us, Dr. Chandrasekhar worked with IBM, India as Vice President and Head of Human Resources for the India/South Asia region. At IBM, he was a key member of the India Leadership Team and a Director on the Board of IBM India Private Limited. Dr. Chandrasekhar holds an MBA from Leeds Business School, United Kingdom and a Ph. D in Organizational Behavior from Andhra University, India.

Mr. Samiran Das is the Executive Vice President and Head of Global Manufacturing Operations. He joined us on June 15, 2011 and has diverse and rich experience in manufacturing across multiple sectors. Prior to joining us, he worked with Pepsico India as Executive Director, Technical Operations for Pepsico’s beverage business in the India region and was responsible for supply strategy and implementation, manufacturing footprint and expansion, quality assurance, safety, development of co-packing network, procurement and new product commercialization, and supply chain validation. At Pepsico, he was a member of the Regional Executive Committee and the Division Operations Leadership Council, with active involvement in Corporate Governance and Corporate Social Responsibility activities. Before that, he worked with companies like Union Carbide, ICI India, Hindustan Unilever, Godrej Pillsbury, Frito Lay India and D1-BP Fuel Crops India in different roles. He holds a Bachelors degree in Mechanical Engineering from the Indian Institute of Technology, Delhi, India.

Mr. Saumen Chakraborty is the President and Chief Financial Officer. In this role, he is responsible for managing our global finance functions including, among others, Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. In addition, Mr. Chakraborty is also responsible for our Information Technology (“IT”) and Business Process Excellence (“BPE”) functions. As the Chief Financial Officer, Mr. Chakraborty was recognized as the Best CFO for Healthy Balance Sheet management India’s Best CFO with Exemplary at BW Businessworld-YES Bank Best CFO Awards 2015-16, CFO of the year by International Market Assessment (“IMA”), All Round Performance in the 5th Annual Business Today in 2014 – Yes Bank Best CFO Awards event. Mr. Chakraborty joined us in 2001 as Global Chief of Human Resources. He later took over as Chief Financial Officer in 2006 and then became our President – Corporate and Global Generics Operations in early 2009. In 2010 he was appointed as President and Global Head of Quality, Human Resources and Information Technology and focused on the integration of people practices, processes and information across the organization. He has 32 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line management, human resources and other positions, including Senior Manager (Finance and Accounts) in the Eicher Group and Vice President (Operations) in Tecumseh Products Company. Saumen is also a member of the National Leadership Committee of CII. He has been on the Board of the AHRD and various joint ventures/subsidiaries of our Company. He graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics and holds degree in Management from the Indian Institute of Management, Ahmedabad, Gujarat, India.

6.B. Compensation

Directors’ compensation

Full-Time Directors: The compensation of our Chairman of the Board (who formerly held the title of Vice Chairman and Managing Director) and our Co-Chairman, Managing Director and Chief Executive Officer (who formerly held the titles of Chairman and Chief Executive Officer) (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting along with the proposal for their appointment or re-appointment.

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

Non-Full Time Directors: In the year ended March 31, 2016, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 0.5% of the net profits (as defined under the Indian Companies Act) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 or Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2016.

For the year ended March 31, 2016, the directors were entitled to the following amounts as compensation:

	(Amounts Rs. in millions)
Name of Directors	Commission		Salary		Perquisites		Total
Mr. Satish Reddy	Rs.	76.50	Rs.	6.32	Rs.	5.21	Rs.	88.03
Mr. G.V. Prasad		108.00		8.33		2.89		119.22
Mr. Anupam Puri		11.12						11.12
Dr. J.P. Moreau*		4.89						4.89
Ms. Kalpana Morparia		11.05						11.05
Dr. Omkar Goswami		9.71						9.71
Mr. Ravi Bhoothalingam		10.05						10.05
Dr. Bruce L.A. Carter		10.12						10.12
Dr. Ashok S. Ganguly		10.38						10.38
Mr. Sridar Iyengar		10.45						10.45

*	Term ended on July 31, 2015.

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

All of our employees at the managerial and staff levels are eligible to participate in a variable pay program, which consists of performance bonuses based on the performance of their function or business unit, and a profit sharing plan through which part of our profits can be shared with our employees. Our variable pay program is aimed at rewarding the individual based on performance of such individual, their business unit/function and our company as a whole, with significantly higher rewards for superior performances.

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

Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2016 and stock options issued to all of our other executive officers during the year ended March 31, 2016:

Compensation for Executive Officers

Name	Compensation(1)(3) (Rs. in millions)	No. of Options(2)
Abhijit Mukherjee	50.3	4,500
Alok Sonig	45.7	3,000
Dr. Cartikeya Reddy	23.9	2,800
Saumen Chakraborty	32.1	3,000
Dr. Raghav Chari	45.2	3,000
M.V. Ramana	26.0	3,000
Samiran Das	23.8	2,500
Dr. Amit Biswas	23.5	2,500
Dr. K.V.S. Ram Rao	21.2	2,000
Dr. S. Chandrasekhar	22.7	2,500
Umang Vohra (until September 25, 2015)	17.9	3,000

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.
(2)

The options vest 25% each year on various dates beginning in the year ended March 31, 2017 and ending in the year ended March 31, 2020 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.

(3)

These compensation amounts do not include Rs.169 million accrued towards a long term incentive plan for the services rendered by our executive officers for the year ended March 31, 2016 (refer to Note 19 to our consolidated financial statements for further details).

Retirement benefits:

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

The net periodic gratuity benefit cost recognized by us towards the aforesaid Gratuity Plan was Rs.179 million and Rs.155 million for the years ended March 31, 2016 and 2015, respectively.

Superannuation benefits: Our senior officers participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.71 million and Rs.68 million to the superannuation plan during the years ended March 31, 2016 and 2015, respectively.

Provident fund benefits. In India, certain employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.574 million and Rs.492 million to the provident fund plan during the years ended March 31, 2016 and 2015, respectively.

401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed Rs.204 million and Rs.195 million to this 401(k) retirement savings plan for the years ended March 31, 2016 and 2015, respectively.

National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.156 million and Rs.151 million to the U.K. National Insurance scheme during the years ended March 31, 2016 and 2015, respectively.

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

The net periodic cost recognized under the Falcon pension plan was Rs.25 million and Rs.22 million during the years ended March 31, 2016 and 2015, respectively.

Compensated leave of absence. Our current policies permit certain categories of employees to accumulate and carry forward a portion of their unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. We measure the expected cost of accumulating compensated absences as the additional amount that we expect to pay as a result of the unused entitlement that has accumulated at the statement of financial position date. Such measurement is based on actuarial valuation as at the statements of financial position date carried out by a qualified actuary. Towards this benefit, we recorded a total liability of Rs.792 million and Rs.616 million as at March 31, 2016 and 2015, respectively.

Long term incentive plan. Certain senior management employees of our company participate in a long term incentive plan which is aimed at rewarding the individual based on the performance of such individual, their business unit/function and our company as a whole, with significantly higher rewards for superior performances. The total liability recorded by us towards this benefit was Rs.881 million as of March 31, 2016.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2016, we had nine directors on our Board, of which seven were non-full time independent directors.

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

Due to India’s adoption of the Companies Act, 2013, effective as of April 1, 2014, non-full time independent directors are no longer required to retire from the Board by rotation. As a result, at annual general meetings held after April 1, 2014, our non-full time independent directors are excluded from the calculation of the two-thirds directors who are subject to re-election by our shareholders in rotation.

The Ministry of Corporate Affairs, Government of India, by a circular dated June 9, 2014, stated that all non-full time independent directors (including existing non-full time independent directors) are required to be appointed expressly under the provisions of the Companies Act, 2013 before March 31, 2015. Accordingly, all of our non-full time independent directors were re-appointed by our shareholders at the July, 2014 annual general meeting.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Mr. G.V. Prasad(1)(4)	January 29, 2021	5 years	30 years
Mr. Satish Reddy(1)	September 30, 2017	5 years	23 years
Mr. Anupam Puri(2)(3)	July 31, 2018	4 years	14 years
Ms. Kalpana Morparia(2)(3)	July 31, 2019	5 years	9 years
Dr. Omkar Goswami(2)(3)	July 31, 2019	5 years	15.5 years
Mr. Ravi Bhoothalingam(2)(3)	July 31, 2016	2 years	15.5 years
Dr. Bruce L.A. Carter(2)(3)	July 31, 2019	5 years	8 years
Dr. Ashok S. Ganguly(2)(3)	July 31, 2017	3 years	6.5 years
Mr. Sridar Iyengar(2)(3)	July 31, 2019	5 years	5 years

(1)	Full time director.
(2)	Non-full time independent director.
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

(4)

Reappointed by the Board of Directors at their meeting held on October 29, 2015 for a further period of five years effective as of January 30, 2016 (expiring January 29, 2021), subject to approval by our shareholders at their next Annual General Meeting scheduled on July 27, 2016.

As a result of the above, a proposal to vary the terms of appointment so that only our full time directors are subject to retirement by rotation was approved by our shareholders at the July 2014 annual general meeting. Accordingly, our full time directors are now subject to retirement by rotation. The directors are not eligible for any termination benefit on the termination of their tenure with us. As a result of the above, Mr. Satish Reddy shall retire by rotation and the proposal to reappoint him is being placed before our shareholders at the July 2016 annual general meeting.

Committees of the Board

Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had eight Board-level Committees as of March 31, 2016:

•	Audit Committee.

•	Nomination, Governance and Compensation Committee.

•	Science, Technology and Operations Committee.

•	Risk Management Committee.

•	Stakeholders’ Relationship Committee.

•	Management Committee.

•	Investment Committee.

•	Corporate Social Responsibility Committee.

We have adopted charters for our Audit Committee, Nomination, Governance and Compensation Committee, Science, Technology and Operations Committee, Risk Management Committee, Shareholders’ Grievance Committee and Corporate Social Responsibility Committee, formalizing the applicable committee’s procedures and duties. Each of these charters is available on our website at http://drreddys.com/investors/governance/committees-of-the-board.aspx.

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

Our Company Secretary is the Secretary of the Audit Committee. This Committee met five times during the year ended March 31, 2016. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are to:

•	Supervise our financial reporting process;

•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management.

•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;

•	Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of external auditors and their remuneration;

•	Recommend the appointment of cost auditors;

•	Review the independence of auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;

•	Review the financial statements of our subsidiary companies, in particular investments made by them;

•	Review and approval of related party transactions;

•	Review the functioning of whistle blower mechanism;

•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;

•	Scrutinize our inter-company loans and investments;

•	Value our undertakings and assets, wherever it is necessary;

•	Evaluation of internal financial controls; and

•	Review any findings of investigations related to suspected fraud committed against us.

Nomination, Governance and Compensation Committee. The primary functions of the Nomination, Governance and Compensation Committee are to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;

•	Formulate policies on remuneration of Directors, key managerial personnel and other employees and on Board diversity

•	Formulate criteria for evaluation of Independent Directors and the Board;

•

Assess our policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring that we are at the forefront of good governance practices; and

•

Regularly examine ways to strengthen our organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to our Directors, executive officers and key managerial personnel.

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consists of the following non-full time, independent directors:

•	Dr. Ashok S. Ganguly (Chairman);

•	Mr. Anupam Puri;

•	Ms. Kalpana Morparia; and

•	Mr. Ravi Bhoothalingam.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met three times during the year ended March 31, 2016.

Science, Technology and Operations Committee. The primary functions of the Science, Technology and Operations Committee are to:

•

Advise our Board and management on scientific, medical and technical matters and operations involving our development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;

•

Assist our Board and management in staying abreast of novel scientific and technologies developments and innovations, anticipating emerging concepts and trends in therapeutic research and development, and making well-informed choices in committing our resources;

•	Assist our Board and management in creating valuable intellectual property;

•	Review the status of non-infringement patent challenges; and

•	Assist our Board and management in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consists of the following non-full time, independent directors:

•	Dr. Bruce L.A. Carter (Chairman);

•	Mr. Anupam Puri;

•	Dr. Ashok S. Ganguly; and

•	Dr. J.P. Moreau (term ended on July 31, 2015).

The corporate officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2016.

Risk Management Committee. The primary function of the Risk Management Committee is to:

•	Discuss with senior management our enterprise risk management and provide oversight as may be needed;

•	Ensure that it is apprised of our more significant risks, along with the risk management steps implemented to ensure effective enterprise risk management; and

•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consists of the following non-full time, independent directors:

•	Dr. Omkar Goswami (Chairman);

•	Dr. J.P. Moreau (term ended on July 31, 2015);

•	Dr. Bruce L.A. Carter; and

•	Mr. Sridar Iyengar.

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2016.

Corporate Social Responsibility (“CSR”) Committee. The primary function of the Corporate Social Responsibility Committee is to:

•	Formulate, review and recommend to the Board a corporate social responsibility policy indicating the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013.

•	Recommend the amount of expenditures to be incurred in connection with our corporate social responsibility initiatives;

•	Provide guidance on our corporate social responsibility initiatives and monitoring their progress; and

•	Monitor implementation and adherence to our corporate social responsibility policy from time to time.

The Corporate Social Responsibility Committee consists of the following directors:

•	Mr. Ravi Bhoothalingam (Chairman);

•	Mr. G.V. Prasad; and

•	Mr. Satish Reddy.

Our corporate officer heading our Corporate Social Responsibility function serves as the Secretary of the Corporate Social Responsibility Committee. This Committee met three times during the year ended March 31, 2016.

Stakeholders Relationship Committee. Effective May 13, 2014, the name of our “Shareholders Grievance Committee” has been changed to “Stakeholders Relationship Committee” in accordance with the provisions of Section 178 of the Indian Companies Act, 2013. The primary function of the Stakeholders’ Relationship Committee is to:

•	Review investor complaints and their redress;

•	Review queries received from investors;

•	Review work done by our share transfer agent; and

•	Review corporate actions related to our security holders.

The Stakeholders’ Relationship Committee consists of the following directors:

•	Ms. Kalpana Morparia (Chairperson);

•	Mr. Ravi Bhoothalingam;

•	Mr. G.V. Prasad; and

•	Mr. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2016.

6.D. Employees

The following table sets forth the number of our employees as at March 31, 2016, 2015 and 2014.

	As at March 31, 2016
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	10,584	352	169	259	11,364
Sales and marketing(2)	5,625	141	33	1,388	7,187
Research and development(3)	2,298	49	120	50	2,517
Others(4)	724	105	65	213	1,107

Total	19,231	647	387	1,910	22,175

	As at March 31, 2015
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	9,442	420	155	285	10,302
Sales and marketing(2)	4,953	137	35	1,375	6,500
Research and development(3)	2,202	45	120	46	2,413
Others(4)	727	104	94	233	1,158

Total	17,324	706	404	1,939	20,373

	As at March 31, 2014
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	8,160	417	169	132	8,878
Sales and marketing(2)	4,162	133	83	1,233	5,611
Research and development(3)	1,940	28	70	41	2,079
Others(4)	1,131	100	113	509	1,853

Total	15,393	678	435	1,915	18,421

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2016 and 2015, and we consider our relationship with our employees and labor unions to be good. Approximately 4% of our employees belong to labor unions.

6.E. Share ownership

The following table sets forth, as of March 31, 2016 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

Name	No. of Shares Held(1), (2)	% of Outstanding Capital	No. of Options Held(5)	Vesting and Expiration Date (See note no.)
G.V. Prasad(3)	1,365,840	0.80%	—	—
Satish Reddy(3)	1,205,832	0.71%	—	—
Anupam Puri (ADRs)(3)	18,302	0.01%	—	—
Dr. Omkar Goswami(3)	22,800	0.01%	—	—
Kalpana Morparia(3)	10,800	0.01%	—	—
Ravi Bhoothalingam(3)	22,800	0.01%	—	—
Dr. Bruce L.A. Carter (ADRs)(3)	7,800	0.00%	—	—
Dr. Ashok S. Ganguly(3)	4,800	0.00%	—	—
Sridar Iyengar(3)	—	—	—	—
Abhijit Mukherjee	21,986	0.01%	13,125	(4)
Dr. Cartikeya Reddy	—	—	8,175	(4)
Saumen Chakraborty	31,500	0.02%	8,625	(4)
Dr. Raghav Chari (ADRs)	4,275	0.00%	8,375	(4)
M.V. Ramana	13,846	0.01%	12,150	(4)
Samiran Das	1,825	0.00%	8,975	(4)
Dr. Amit Biswas	5,350	0.00%	7,250	(4)
Alok Sonig	1,050	0.00%	9,350	(4)
Dr. K. V. S. Ram Rao	7,575	0.00%	5,175	(4)
Dr. S. Chandrasekhar	—	—	4,375	(4)

(1)	Shares held in their individual name only.
(2)	All shares have voting rights.
(3)	Not eligible for grant of stock options.
(4)	The options vest on various dates between the year ending March 31, 2016 and the year ending March 31, 2020.
(5)	The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. During the year ended March 31, 2016, options to purchase ordinary shares and ADSs were awarded to various of our executive officers and other employees under these two plans as follows: an aggregate of 142,408 options were granted having an average exercise price of Rs.5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant provided for time-based vesting in 25% increments over four years. As of March 31, 2016, options were outstanding under these two plans for an aggregate of 519,391 shares and ADSs with an average exercise price of Rs.5 per share.

For the years ended March 31, 2016 and 2015, Rs.471 million and Rs.498 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2016, there was Rs.437 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.10 years. For further information regarding our options and stock option incentive plans, see Note 20 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2016, a total of 25.58% of our equity shares were held by the following parties:

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

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2016:

	Equity Shares Beneficially Owned(1)
Name	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited(2)	39,961,234	23.42%
Mr. G.V. Prasad(2)	1,365,840	0.80%
Mr. Satish Reddy(2)	1,205,832	0.71%
Family Members	1,116,856	0.65%

Subtotal	43,649,762	25.58%
Others/public float	126,957,891	74.42%

Total number of shares outstanding	170,607,653	100.00%

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

(2)

The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy has disclaimed such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held equity shares in accordance with the directions of the board of trustees of the APS Trust. As a result, each of Mr. Satish Reddy and Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by each other or by any of the other parties to such Deed of Family Settlement. Based on the Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 3, 2016, such equity shares held by other parties to the Deed of Family Settlement consisted of, in each case as of December 31, 2015, an aggregate of 1,115,360 equity shares directly held by Mrs. K. Samrajyam (mother of Mr. Satish Reddy) and 1,496 equity shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy has disclaimed all such beneficial ownership pursuant to Rule 13d-4.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2016		March 31, 2015		March 31, 2014
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited*	39,961,234	23.42%	39,729,284	23.32%	39,729,284	23.35%
First State Investments Management (UK) Limited, First State Investments International Limited and their associates**	15,181,101	8.90%	14,389,390	8.45%	14,056,799	8.26%
Oppenheimer Funds Distributor, Inc. and its associates***	8,731,914	5.12%	7,661,494	4.50%	0	0.00%

*

Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited, as described in footnote (2) to the table on the preceding page.

**

Based on information provided to us by First State Investments Management (UK) Limited, as of March 31, 2016, they held an additional 2.41% of the aggregate shares of our Company in the form of ADSs in addition to the equity shares listed above.

***

Based on information provided to us by Oppenheimer Funds Distributor, Inc., as of March 31, 2016, they held an additional 0.02% of the aggregate shares of our Company in the form of ADSs in addition to the equity shares listed above.

As of March 31, 2016, we had 170,607,653 outstanding equity shares. As of March 31, 2016, there were 109,791 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2016, 16.75% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2016 we had approximately 66 registered shareholders and 16,438 beneficial shareholders of record in the United States.

7.B. Related party transactions

Refer to Note 29 of our consolidated financial statements.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated statement of financial position as of March 31, 2016 and 2015

•	Consolidated income statement for the years ended March 31, 2016, 2015 and 2014

•	Consolidated statement of comprehensive income for the years ended March 31, 2016, 2015 and 2014

•	Consolidated statement of changes in equity for the years ended March 31, 2016, 2015 and 2014

•	Consolidated statement of cash flows for the years ended March 31, 2016, 2015 and 2014

•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2016, our export revenues (i.e., revenues from all geographies other than India) were Rs.130,795 million, and accounted for 85% of our total revenues.

Legal Proceedings

Refer to Note 43 of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2014, 2015 and 2016, we paid cash dividends of Rs.15, Rs.18 and Rs.20 respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 12, 2016, the Board of Directors proposed a dividend per share of Rs.20 and aggregating to Rs.3,405 million plus an additional amount of Rs.693 million, which is intended to equal the applicable dividend tax, all of which is subject to the approval of our shareholders.

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

8.B. Significant changes

Refer to note 45 to our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Information Regarding Price History

The following tables set forth the price history for our shares on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Year	Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
2012	1,770.80	1,387.00	39.37	28.75
2013	1,968.60	1,528.00	36.73	27.28
2014	2,939.80	1,766.30	47.93	31.32
2015	3,662.00	2,250.00	59.02	38.23
2016	4,382.95	2,750.00	68.00	40.68

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Quarter Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
June 30, 2014	2,783.00	2,250.00	46.24	38.23
September 30, 2014	3,353.85	2,598.10	53.67	43.03
December 31, 2014	3,662.00	2,883.40	59.02	45.67
March 31, 2015	3,570.00	3,010.00	58.25	47.52
June 30, 2015	3,808.75	3,250.15	60.85	51.25
September 30, 2015	4,337.00	3,502.45	68.00	55.48
December 31, 2015	4,382.95	2,950.50	68.00	43.41
March 31, 2016	3,280.00	2,750.00	49.4	40.68

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
October 31, 2015	4,382.95	4,080.00	68.00	62.38
November 30, 2015	4,375.30	3,049.75	66.68	46.06
December 31, 2015	3,265.00	2,950.50	48.79	43.41
January 31, 2016	3,122.90	2,750.00	46.29	40.68
February 29, 2016	3,151.85	2,814.80	45.86	41.34
March 31, 2016	3,280.00	2,891.95	49.40	43.73

(1)	Source: www.bseindia.com and www.nyse.com, respectively.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Markets on Which Our Shares Trade

Our equity shares are traded on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and National Stock Exchange of India Limited (“NSE”), or collectively, the “Indian Stock Exchanges.” Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”), under the ticker symbol “RDY.” Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001. Our shareholders approved the delisting of our shares from the Hyderabad Stock Exchange Limited, The Stock Exchange, Ahmedabad, The Madras Stock Exchange Limited and The Calcutta Stock Exchange Association Limited at the general shareholders meeting held on August 25, 2003.

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

The Memorandum and Articles of Association were amended by adopting a new set of Articles of Association which replaced and superseded in its entirety the existing Articles of Association of the Company. This was primarily done to align the Articles of Association with the new Companies Act, 2013 and the rules thereunder. This amendment was approved by our shareholders on September 17, 2015. The new Articles of Association were furnished to the SEC on a Form 6-K on September 25, 2015.

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

Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In February 2000, the Department of Industrial Policy and Promotion issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the Foreign Investment Promotion Board and, in certain cases, without prior permission of the RBI. Over a period of time, the Government of India has relaxed the restrictions on foreign investment, including the revision of the investment cap from 26% to 49% in the insurance sector and 74% subject to RBI guidelines for setting up branches/subsidiaries of foreign banks in the private banking sector.

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

Portfolio Investment Scheme

Under Indian law, persons or entities residing outside of India cannot acquire securities of an Indian company listed on a stock exchange (“Portfolio Investments”) unless such non-residents are (a) persons of Indian nationality or origin residing outside of India (also known as Non-Resident Indians or “NRIs”) or (b) registered Foreign Institutional Investors (“FIIs”) or Foreign Portfolio Investors (“FPIs”).

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

Portfolio Investments by FPIs

Effective June 1, 2014, the regime permitting Portfolio Investments by FIIs has been replaced with the SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “FPI Regulations”), a new regime permitting Portfolio Investments by Foreign Portfolio Investors (“FPIs”). FPIs are subject to ownership limits in Portfolio Investments, as further described below, and only certain categories of FPIs may invest or deal in “offshore derivative instruments” (defined under the FPI Regulations as any instrument which is issued overseas by a FPI against underlying securities held by it that are listed or proposed to be listed on any recognized stock exchange in India). FPIs are required to be registered with the designated depositary participant on behalf of SEBI subject to compliance with “Know Your Customer” rules.

Certain FIIs may continue to remain eligible to make Portfolio Investments for a limited time under the transition rules. Any FII or Qualified Foreign Investor (“QFI”) who holds a valid certificate of registration will be deemed to be a FPI until the expiration of three years from the date on which fees have been paid per the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995. All existing FIIs and sub accounts, subject to payment of conversion fees specified in the FPI Regulations, may continue to buy, sell or otherwise deal in securities subject to the provisions of the FPI Regulations, until the earlier of (i) expiration of its registration as a FII or sub-account, or (ii) obtaining a certificate of registration as a FPI. Effective as of June 1, 2015, a QFI must obtain a certificate of registration as a FPI in order to be eligible to buy, sell or otherwise deal in securities.

Subject to compliance with the FPI Regulations, a FPI may issue or otherwise deal in “offshore derivative instruments” (defined under the FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons who are regulated by an appropriate regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with “know your client” norms. Offshore derivative instruments may not be dealt with by “Category III” FPIs, or by unregulated broad based funds which are classified as “Category II” FPIs by virtue of their investment manager being appropriately regulated. A FPI is also required to ensure that no further issue or transfer of any offshore derivative instrument is made by or on behalf of it to any persons that are not regulated by an appropriate foreign regulatory authority.

In furtherance of the FPI Regulations, the RBI amended relevant provisions of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 by a notification dated March 13, 2014. The portfolio investor registered in accordance with the FPI Regulations would be called a “Registered Foreign Portfolio Investor” (or “RFPI”). Accordingly, a RFPI may purchase and sell shares and convertible debentures of an Indian company through a registered broker as well as purchase shares and convertible debentures offered to the public under the FPI Regulations. Further, a RFPI may sell shares or convertible debentures so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 1998. A RFPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the central government or any state government of India; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter XB of the SEBI (ICDR) Regulations, 2009.

Ownership restrictions

The SEBI and the RBI regulations restrict portfolio investments in Indian companies by FIIs, NRIs, RFPIs and OCBs, all of which we refer to as “foreign portfolio investors.” Under current Indian law, FIIs or FPIs may in the aggregate hold not more than 24.0% of the equity shares of an Indian company, and NRIs in the aggregate may hold not more than 10.0% of the shares of an publicly traded Indian company through portfolio investments. The 24.0% limit referred to above can be increased to sectoral cap/statutory limits as applicable if a resolution is passed by the board of directors of the company followed by a special resolution passed by the shareholders of the company to that effect. The 10.0% limit referred to above may be increased to 24.0% if the shareholders of the company pass a special resolution to that effect. No single FII or FPI may hold more than 10.0% of the shares of an Indian company and no single NRI may hold more than 5.0% of the shares of an Indian company. If multiple entities have at least 50% overlap in their ownership (direct or ultimate beneficial owners), then such entities shall be treated as part of the same group and the above percentage of FPI investment limit shall apply to the entire group as if they were a single FPI.

Our shareholders have passed a resolution enhancing the limits of portfolio investment by FIIs in the aggregate to 49%. NRIs in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments. Holders of ADSs are not subject to the rules governing FIIs or FPIs unless they convert their ADSs into equity shares.

As of March 31, 2016, FIIs held 36.00% of our equity shares and NRIs held 1.22% of our equity shares.

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

Pursuant to the 2011 Takeover Code, we must report to the Indian stock exchanges on which our equity shares are listed, any disclosures made to us under 2011 Takeover Code.

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

The Ministry of Finance, Government of India, has enacted The Depository Receipts Scheme, 2014 (the “Depository Receipts Scheme”) effective as of December 15, 2014. In order to facilitate the issuance of depository receipts by Indian companies outside India, the Depository Receipts Scheme repeals the former provisions dealing with depository receipts in the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. The Depository Receipts Scheme now governs the issue or transfer of permissible securities to a foreign depository by eligible persons and defines the rights and duties of a foreign depository and obligations of a domestic custodian. While the Depository Receipts Scheme has not been fully implemented yet, below is a brief summary of some of the key provisions.

There are certain relaxations provided under the Depository Receipts Scheme subject to prior approval of the Ministry of Finance. For example, a registered broker is permitted to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs. However, such conversion is subject to compliance with the provisions of the Depository Receipts Scheme and the periodic guidelines issued by the regulatory authorities. Therefore depository receipts converted into Indian shares may be converted back into depository receipts, subject to certain limits of sectorial caps.

Under the Depository Receipts Scheme, a foreign depository may take instructions from depository receipts holders to exercise the voting rights with respect to the underlying equity securities. Additionally, a domestic custodian has been defined to include a custodian of securities, an Indian depository, a depository participant or a bank having permission from SEBI to provide services as custodian. Further, the Depository Receipts Scheme provides that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of depository receipts, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999.

The Department of Economic Affairs, Ministry of Finance made amendments to certain provisions of the Securities Contracts (Regulation) Rules, 1957 vide Securities Contracts (Regulation) (Amendment) Rules, 2015, on February 25, 2015. An amended definition of “public shareholding” has introduced to define equity shares of the Company held by the public to include shares underlying depository receipts if the holder of such depository receipts has the right to issue voting instruction and such depository receipts are listed on an international stock exchange in accordance with the Depository Receipts Scheme. The final regulations regarding the implementation of these amendments to Clause 35 and 40A of the Listing Agreement with Indian stock exchanges have not yet been released.

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

Transfer of ADSs

A person resident outside India may transfer ADSs held in an Indian company to another person resident outside India without any permission. A person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options.

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

Taxation of Distributions.

a)

As per Section 10(34) of the Income-tax Act, dividends paid by Indian companies to their shareholders are not subject to tax in the hands of the shareholders, except as discussed in paragraph (b) below. For periods prior to March 31, 2013, Indian companies were liable to pay a dividend distribution tax (“DDT”) at the rate of 16.22%, inclusive of applicable surcharges and a special levy called the “Education and Higher Education Cess” (hereinafter, the “education cess”). Effective April 1, 2013, the Finance Act, 2013 increased the surcharge on the DDT from 5% to 10%, which resulted in an increase in the effective rate of DDT from 16.22% to 16.995%. The Finance Act (No 2) 2014 amended section 115-O, which requires grossing up of the dividend amount distributed for purposes of computing DDT. Pursuant to the amendment, effective October 1, 2014, the effective rate of DDT increased from 16.995% to 19.994%, inclusive of surcharge and cess, and as a result, dividend amounts receivable by our shareholders after taxes are reduced. Furthermore, as a result of the increase in rate of surcharge in the Finance Act, 2015, effective April 1, 2015, the effective rate of DDT has further increased from 19.994% to 20.3576%.

b)

Dividends received by resident individuals, HUFs or firms exceeding Rs.1,000,000 are taxable at a 10% rate. This tax will not be withheld by the company paying the dividend and has to be paid by the shareholder receiving such dividend.

c)	Any distributions of additional ADSs or equity shares by way of bonus shares (i.e., stock dividends) to resident or non- resident holders will not be subject to Indian tax.

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

•

long-term capital gains realized by a resident and an employee from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharge and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharge and education cess;

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

As per the Finance Act, 2015, the rate of surcharge for Indian companies having total taxable income exceeding Rs.10,000,000 but not exceeding Rs.100,000,000 is 7% and in the case of Indian companies whose total taxable income is greater than Rs.100,000,000, the applicable surcharge is 12%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds Rs.10,000,000 but does not exceed Rs.100,000,000 and it is 5% if the total taxable income of the foreign company exceeds Rs.100,000,000.

The Finance Act, 2016 has increased the surcharge for individuals having income exceeding Rs.10,000,000 from 12% to 15%.

All assessees, including individuals, whose advance tax payable is Rs.10,000 or more during the year are required to pay advance tax in four installments as follows:

Due Date of Installment	Amount Payable
On or before June 15	Not less than 15% of such advance tax.

On or before September 15	Not less than 45% of such advance tax, as reduced by the amounts (if any) paid in earlier installments.

On or before December 15	Not less than 75% of such advance tax, as reduced by the amounts (if any) paid in earlier installments.

On or before March 15	The whole amount of such advance tax, as reduced by the amounts (if any) paid in earlier installments.

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

•

With respect to a sale and purchase of an option with respect to securities (i) upon the sale of the option, the seller is required to pay a STT at the rate of 0.05% of the option premium; and (ii) upon exercise of the option, the buyer is required to pay a STT at the rate of 0.125% of the settlement price.

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

Wealth Tax: Wealth Tax has been abolished with effect from April 1, 2015.

Gift Tax and Estate Duty. Currently, there are no gift taxes or estate duties. These taxes and duties could be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service Tax. Brokerage fees or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority. Effective June 1, 2015, the Finance Act 2015 increased the rate of service tax from 12.36% (inclusive of surcharge and cess) to a consolidated rate of 14%. Furthermore, effective November 2015, the service tax of 14% was increased by an additional 0.5% cess called the “Swatch Bharat Cess” to a consolidated rate of 14.50%. Effective June 1, 2016, the Finance Act 2016 further increased the service tax rate to 15% through introduction of another 0.5% cess called the “Krishi Kalyan Cess”.

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

This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets (generally, property held for investment). In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, certain financial institutions, regulated investment companies, real estate investment trusts, broker dealers, traders in securities that elect to use the mark–to-market method of accounting, United States expatriates, persons liable for alternative minimum tax, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollars, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes or holders of 10% or more, by voting power or value, of our shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, any of which could affect the tax consequences described below. This summary does not address the U.S. federal tax laws other than income or estate tax, and does not address U.S. state or local or non-U.S. tax laws.

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

Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. Holders who are subject to tax on their income at the income tax rate 39.6%. Qualifying dividends received by U.S. Holders whose income tax rate is 39.6% will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S Holders whose income tax rate is 15% or lower will be subject to tax at the rate of 0% on such qualifying dividends. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You are urged to consult your tax advisors regarding the taxation of currency gain or loss.

Sale or exchange of equity shares or ADSs. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year (currently long-term capital gains are taxed at maximum of 20%). Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. In the case of capital losses, a U.S. holder is eligible to claim a capital loss deduction subject to significant limitations. If a U.S. holder is unable to claim these losses on its, his or her U.S. Federal Tax Return, the U.S. holder may be eligible to carryover the amount of the unused capital loss to future years, subject to additional limitations provided under U.S. tax regulations. Capital gains realized by a U.S. holder upon the sale of equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

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

Certain U.S. holders are required to report information with respect to their investment in equity shares or ADSs not held through a custodial account with a U.S. financial institution on Internal Revenue Service Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties. In addition, a U.S. holder should consider the possible obligation to file online a FinCEN Form 114 – Foreign Bank and Financial Accounts Report as a result of holding ordinary shares or ADSs. Each U.S. holder should consult its tax advisor concerning its obligation to file new Internal Revenue Service Form 8938 and/or FinCEN Form 114.

Passive foreign investment company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year, 50% or more of the total value of its assets produce or are held for the production of passive income

We do not believe that we satisfy either of the tests for passive foreign investment company status for the current fiscal year ended March 31, 2016. Because this determination is made on an annual basis and depends on a variety of factors (including the value of the ADS), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. Holders would be required to:

•

pay an interest charge together with tax calculated at ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of the U.S. tax laws, and on any gain on a sale or other disposition of ADSs or equity shares;

•

if an election is made to be a “qualified electing fund” (as the term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata share of undistributed amounts of our income; or

•

if the equity shares are “marketable” and a mark-to-market election is made, to mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, recognize ordinary loss for the increase or decrease in market value for such taxable year.

If we are treated as a passive foreign investment company, we do not plan to provide information necessary for the U.S. Holder to make a “qualified electing fund” election.

In addition, certain information reporting obligations (i.e., filing Internal Revenue Service Form 8621) may apply to U.S Holders if we are determined to be a passive foreign investment company.

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

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2016:

Category	Instrument	Currency	Cross Currency	Amounts in millions		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	97.0	Sell
	Forward contract	U.S.$	RON	U.S.$	8.0	Buy
	Forward contract	U.S.$	RUB	U.S.$	15.0	Buy
	Forward contract	EUR	U.S.$	EUR	35.5	Sell
	Option contract	U.S.$	INR	U.S.$	100.0	Sell
Hedges of highly probable forecasted transactions	Forward contract	RUB	INR	RUB	600.0	Sell
	Option contract	EUR	INR	EUR	6.0	Sell
	Option contract	U.S.$	INR	U.S.$	235.0	Sell

Sensitivity Analysis of Exchange Rate Risk.

In respect of our forward, option and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1,511/(424) million increase/(decrease) in our hedging reserve and an approximately Rs.1,277/(1,707) million increase/(decrease) in our net profit as at March 31, 2016.

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

Interest Rate Risk

As of March 31, 2016, we had foreign currency loans of Rs.29,552 million carrying a floating interest rate. These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile.

The interest rate profile of our short term borrowings from banks is as follows:

As at March 31,
	2016		2015
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + (5) to 15 bps	USD	LIBOR + 10 to 40 bps
	EURO	LIBOR + 5 to 7.5 bps	EURO	LIBOR + 7.5 to 20 bps
	RUB	10.65% to 11.57%	RUB	9.80% to 22.30%
Other foreign currency borrowings	USD	LIBOR + 40 bps	—	—
Other rupee borrowings	—	—	INR	10%

The interest rate profile of our long-term loans and borrowings is as follows:

	As at March 31,
	2016		2015
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD —	LIBOR + 125 bps —	USD GBP	LIBOR+100 to 125 bps LIBOR+130 bps

Maturity profile.

The aggregate maturities of interest-bearing long term loans and borrowings, based on contractual maturities, as of March 31, 2016 are as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2017	Rs.	—	Rs.	110	Rs.	110
2018		1,988		101		2,089
2019		7,950		59		8,009
2020		—		54		54
2021		—		58		58
Thereafter		—		475		475

	Rs.	9,938	Rs.	857	Rs.	10,795

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

The amount of such expenses incurred by the Depositary.

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

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2016, the Depositary reimbursed us for U.S.$1,006,633.83 towards such expenses (inclusive of withholding tax of an amount of U.S.$2,290.15). The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2022, we are required to repay to the Depositary amounts reimbursed in prior periods. The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2016.

Category of expenses	Amount reimbursed during the year ended March 31, 2016
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$ 1,006,633.83
Listing fees	—
Investor relations	—
Advertising and public relations	—
Broker reimbursements	—

Indirect Payments

As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice. The Depository has not paid any expenses on our behalf.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2016, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2016 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2016.

The effectiveness of our internal control over financial reporting as of March 31, 2016 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/ G.V. Prasad	/s/ Saumen Chakraborty
Co-Chairman and Chief Executive Officer	President and Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited Dr. Reddy’s Laboratories Limited’s (“the Company”) internal control over financial reporting as of March 31, 2016, based on criteria, established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2016 and 2015, and the related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016, and our report dated June 23, 2016 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hyderabad, India

June 23, 2016

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

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “CoBE”), which applies to all of the Directors and all of the employees of our company and its subsidiaries and affiliates. The CoBE is available on our corporate website at http://www.drreddys.com/investors/cobe.html. The CoBE has provisions for employees and other stakeholders to raise concerns regarding possible violations of the CoBE to the Chief Compliance Officer or the Chief Ombudsperson. Further, our Ombudsperson Policy functions in coordination with the CoBE and includes certain anti-retaliation safeguards designed to protect persons who raise concerns in good faith.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the years ended March 31, 2016 and 2015, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	For the year ended March 31,
Type of Service	2016		2015		Description of Services
	(Rs. in millions)
Audit fees	Rs.	78.49	Rs.	78.13	Audit and review of financial statements
Audit related fees		0.30		6.40	Due diligence and other related services
Tax fees		3.90		1.40	Tax returns filing and transfer pricing related services
All other fees		2.87		1.87	Statutory certifications and other matters.

Total	Rs.	85.56	Rs.	87.80

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended March 31, 2016, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section  12 of the Exchange Act.

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

Each listed company must have an internal audit function.	We have an internal audit function.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plans were approved by our shareholders.

Listed companies must adopt and disclose corporate governance guidelines.	We have not adopted corporate governance guidelines.

Standard for U.S. NYSE Listed Companies	Our practice

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

We filed our most recent annual written affirmation, in the form specified by NYSE, on June 19, 2015.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2016 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

•	Report of Independent Registered Public Accounting Firm	F - 1

•	Consolidated statement of financial position as of March 31, 2016 and 2015	F - 2

•	Consolidated income statement for the years ended March 31, 2016, 2015 and 2014	F - 4

•	Consolidated statement of comprehensive income for the years ended March 31, 2016, 2015 and 2014	F - 5

•	Consolidated statement of changes in equity for the years ended March 31, 2016, 2015 and 2014	F - 6

•	Consolidated statement of cash flows for the years ended March 31, 2016, 2015 and 2014	F - 9

•	Notes to the consolidated financial statements	F - 10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited the accompanying consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2016 and 2015, and the related consolidated income statement, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2016, and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dr. Reddy’s Laboratories Limited’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 23, 2016 expressed an unqualified opinion on the effectiveness of Dr. Reddy’s Laboratories Limited’s internal control over financial reporting.

KPMG

Hyderabad, India

June 23, 2016

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2016		March 31, 2016		March 31, 2015
		Unaudited convenience translation into U.S.$ (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	15	U.S.$	74	Rs.	4,921	Rs.	5,394
Other investments	11		529		35,034		34,259
Trade and other receivables	13		623		41,306		40,755
Inventories	12		386		25,578		25,529
Derivative financial instruments	30		3		175		800
Current tax assets			25		1,664		1,819
Other current assets	14		166		11,010		11,282

Total current assets		U.S.$	1,807	Rs.	119,688	Rs.	119,838

Non-current assets
Property, plant and equipment	7	U.S.$	815	Rs.	53,961	Rs.	48,090
Goodwill	8		58		3,848		3,380
Other intangible assets	9		314		20,796		13,050
Investment in equity accounted investees	10		20		1,309		1,033
Other investments – non-current	11		30		1,988		2,817
Deferred tax assets	27		75		4,997		5,792
Other non-current assets	14		16		1,063		762

Total non-current assets		U.S.$	1,328	Rs.	87,962	Rs.	74,924

Total assets		U.S.$	3,134	Rs.	207,650	Rs.	194,762

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	22	U.S.$	186	Rs.	12,300	Rs.	10,660
Derivative financial instruments	30		2		108		462
Current tax liabilities			39		2,581		2,506
Short-term borrowings	18		343		22,718		21,857
Long-term borrowings, current portion	18		2		110		6,962
Provisions	21		72		4,759		4,231
Other current liabilities	23		333		22,070		17,317

Total current liabilities		U.S.$	976	Rs.	64,646	Rs.	63,995

Non-current liabilities
Long-term borrowings, excluding current portion	18	U.S.$	161	Rs.	10,685	Rs.	14,307
Provisions – non-current	21		1		55		53
Deferred tax liabilities	27		12		767		1,779
Other non-current liabilities	23		48		3,161		3,326

Total non-current liabilities		U.S.$	221	Rs.	14,668	Rs.	19,465

Total liabilities		U.S.$	1,197	Rs.	79,314	Rs.	83,460

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2016		March 31, 2016		March 31, 2015
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Equity
Share capital	16	U.S.$	13	Rs.	853	Rs.	852
Share premium			341		22,601		22,178
Share based payment reserve			17		1,100		1,081
Retained earnings			1,503		99,550		83,643
Other components of equity			64		4,232		3,548

Total equity		U.S.$	1,937	Rs.	128,336	Rs.	111,302

Total liabilities and equity		U.S.$	3,134	Rs.	207,650	Rs.	194,762

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(in millions, except share and per share data)

		For the Year Ended March 31,
Particulars	Note	2016		2016		2015		2014
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Revenues	24	U.S.$	2,335	Rs.	154,708	Rs.	148,189	Rs.	132,170
Cost of revenues			942		62,427		62,786		56,369

Gross profit			1,393		92,281		85,403		75,801

Selling, general and administrative expenses			690		45,702		42,585		38,783
Research and development expenses			269		17,834		17,449		12,402
Other (income)/expense, net	25		(13)		(874)		(917)		(1,416)

Total operating expenses			946		62,662		59,117		49,769

Results from operating activities			447		29,619		26,286		26,032
Finance income			34		2,251		2,774		1,674
Finance expense			(75)		(4,959)		(1,092)		(1,274)

Finance (expense)/income, net	26		(41)		(2,708)		1,682		400

Share of profit of equity accounted investees, net of tax	10		3		229		195		174

Profit before tax			410		27,140		28,163		26,606
Tax expense	27		(108)		(7,127)		(5,984)		(5,094)

Profit for the year			302		20,013		22,179		21,512

Attributable to:
Equity holders of the Company			302		20,013		22,179		21,515
Non-controlling interest			—		—		—		(3)

Profit for the year		U.S.$	302	Rs.	20,013	Rs.	22,179	Rs.	21,512

Earnings per share:	17
Basic earnings per share of Rs.5/- each		U.S.$	1.77	Rs.	117.34	Rs.	130.22	Rs.	126.52
Diluted earnings per share of Rs.5/- each		U.S.$	1.77	Rs.	116.98	Rs.	129.75	Rs.	126.04
Weighted average number of equity shares used in computing earnings per share:	17
Basic					170,547,643		170,314,506		170,044,518
Diluted					171,072,780		170,933,433		170,695,017

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the Year Ended March 31,
Particulars	2016		2016		2015		2014
	Unaudited convenience translation into U.S.$ (See Note 2(d))
Profit for the year	U.S.$	302	Rs.	20,013	Rs.	22,179	Rs.	21,512
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post- employment benefit obligations	U.S.$	(3)	Rs.	(185)	Rs.	(47)	Rs.	68
Tax on items that will not be reclassified to profit or loss		1		64		16		(20)

Total items that will not be reclassified to profit or loss	U.S.$	(2)	Rs.	(121)	Rs.	(31)	Rs.	48

Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$	(0)	Rs.	(19)	Rs.	1,429	Rs.	40
Foreign currency translation adjustments		0		31		(196)		554
Effective portion of changes in fair value of cash flow hedges, net		15		966		99		(1,650)
Tax on items that may be reclassified subsequently to profit or loss		(3)		(173)		(96)		64

Total items that may be reclassified subsequently to profit or loss	U.S.$	12	Rs.	805	Rs.	1,236	Rs.	(992)

Other comprehensive income/(loss) for the year, net of tax	U.S.$	10	Rs.	684	Rs.	1,205	Rs.	(944)

Total comprehensive income for the year	U.S.$	312	Rs.	20,697	Rs.	23,384	Rs.	20,568
Attributable to:
Equity holders of the Company		312		20,697		23,384		20,567
Non-controlling interests		—		—		—		1

Total comprehensive income for the year	U.S.$	312	Rs.	20,697	Rs.	23,384	Rs.	20,568

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

Particulars	Share capital			Share premium		Fair value reserve
	Shares	Amount		Amount		Amount
Balance as of April 1, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52
Issue of equity shares on exercise of options	272,393		2		339		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Transfer to debenture redemption reserve	—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.14	—		—		—		26
Foreign currency translation adjustments, net of tax expense of Rs.2	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense Rs.20	—		—		—		—
Acquisition of non-controlling interests	—		—		—		—
Transfer to general reserve	—		—		—		—

Balance as of March 31, 2014	170,108,868	Rs.	851	Rs.	21,553	Rs.	78

Balance as of April 1, 2014	170,108,868	Rs.	851	Rs.	21,553	Rs.	78
Issue of equity shares on exercise of options	272,306		1		429		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Sale of equity shares held by controlled trust(1)	—		—		196		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366	—		—		—		1,063
Foreign currency translation adjustments, net of tax benefit of Rs.174	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.16	—		—		—		—

Balance as of March 31, 2015	170,381,174	Rs.	852	Rs.	22,178	Rs.	1,141

Balance as of April 1, 2015	170,381,174	Rs.	852	Rs.	22,178	Rs.	1,141
Issue of equity shares on exercise of options	226,479		1		423		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.88	—		—		—		(107)
Foreign currency translation adjustments, net of tax expense of Rs.62	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.23	—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.64	—		—		—		—

Balance as of March 31, 2016	170,607,653	Rs.	853	Rs.	22,601	Rs.	1,034

Unaudited convenience translation into U.S.$ (See Note 2(d))		U.S.$	13	U.S.$	341	U.S.$	16

[Continued on next page]

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

[Continued from above table, first column repeated]

Particulars	Foreign currency translation reserve		Hedging reserve		Share based payment reserve		Equity shares held by a controlled trust
	Amount		Amount		Amount		Amount
Balance as of April 1, 2013	Rs.	3,928	Rs.	(390)	Rs.	911	Rs.	(5)
Issue of equity shares on exercise of options		—		—		(339)		—
Share based payment expense		—		—		436		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Transfer to debenture redemption reserve		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.14		—		—		—		—
Foreign currency translation adjustments, net of tax expense of Rs.2		549		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80		—		(1,570)		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.20		—		—		—		—
Acquisition of non-controlling interests		—		—		—		—
Transfer to general reserve		—		—		—		—

Balance as of March 31, 2014	Rs.	4,477	Rs.	(1,960)	Rs.	1,008	Rs.	(5)

Balance as of April 1, 2014	Rs.	4,477	Rs.	(1,960)	Rs.	1,008	Rs.	(5)
Issue of equity shares on exercise of options		—		—		(425)		—
Share based payment expense		—		—		498		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Sale of equity shares held by controlled trust(1)		—		—		—		5
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366		—		—		—		—
Foreign currency translation adjustments, net of tax benefit of Rs.174		(22)		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96		—		195		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.16		—		—		—		—

Balance as of March 31, 2015	Rs.	4,455	Rs.	(1,765)	Rs.	1,081	Rs.	—

Balance as of April 1, 2015	Rs.	4,455	Rs.	(1,765)	Rs.	1,081	Rs.	—
Issue of equity shares on exercise of options		—		—		(423)		—
Share based payment expense		—		—		442		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.88		—		—		—		—
Foreign currency translation adjustments, net of tax expense of Rs.62		(31)		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.23		—		943		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.64		—		—		—		—

Balance as of March 31, 2016	Rs.	4,424	Rs.	(822)	Rs.	1,100	Rs.	—

Unaudited convenience translation into U.S.$ (See Note 2(d))	U.S.$	67	U.S.$	(12)	U.S.$	17	U.S.$	—

[Continued on next page]

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

[Continued from above table, first column repeated]

Particulars	Retained earnings		Debenture redemption reserve		Non- controlling interests		Actuarial gains/ (losses)		Total
	Amount		Amount		Amount		Amount		Amount
Balance as of April 1, 2013	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805
Issue of equity shares on exercise of options		—		—		—		—		2
Share based payment expense		—		—		—		—		436
Profit for the period		21,515		—		(3)		—		21,512
Dividend paid (including corporate dividend tax)		(2,985)		—		—		—		(2,985)
Transfer to debenture redemption reserve		(828)		828		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.14		—		—		—		—		26
Foreign currency translation adjustments, net of tax expense of Rs.2		—		—		3		—		552
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.80		—		—		—		—		(1,570)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.20		—		—		—		48		48
Acquisition of non-controlling interests		(5)		—		(20)		—		(25)
Transfer to general reserve		2,539		(2,539)		—		—		—

Balance as of March 31, 2014	Rs.	65,051	Rs.	—	Rs.	—	Rs.	(252)	Rs.	90,801

Balance as of April 1, 2014	Rs.	65,051	Rs.	—	Rs.	—	Rs.	(252)	Rs.	90,801
Issue of equity shares on exercise of options		—		—		—		—		5
Share based payment expense		—		—		—		—		498
Profit for the period		22,179		—		—		—		22,179
Dividend paid (including corporate dividend tax)		(3,587)		—		—		—		(3,587)
Sale of equity shares held by controlled trust(1)		—		—		—		—		201
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366		—		—		—		—		1,063
Foreign currency translation adjustments, net of tax benefit of Rs.174		—		—		—		—		(22)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96		—		—		—		—		195
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.16		—		—		—		(31)		(31)

Balance as of March 31, 2015	Rs.	83,643	Rs.	—	Rs.	—	Rs.	(283)	Rs.	111,302

Balance as of April 1, 2015	Rs.	83,643	Rs.	—	Rs.	—	Rs.	(283)	Rs.	111,302
Issue of equity shares on exercise of options		—		—		—		—		1
Share based payment expense		—		—		—		—		442
Profit for the period		20,013		—		—		—		20,013
Dividend paid (including corporate dividend tax)		(4,106)		—		—		—		(4,106)
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.88		—		—		—		—		(107)
Foreign currency translation adjustments, net of tax expense of Rs.62		—		—		—		—		(31)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.23		—		—		—		—		943
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.64		—		—		—		(121)		(121)

Balance as of March 31, 2016	Rs.	99,550	Rs.	—	Rs.	—	Rs.	(404)	Rs.	128,336

Unaudited convenience translation into U.S.$ (See Note 2(d))	U.S.$	1,503	U.S.$	—	U.S.$	—	U.S.$	(6)	U.S.$	1,937

(1)

During the year ended March 31, 2015, the Company disposed of all of the shares held by its controlled trust for a total consideration of Rs.201. A gain of Rs.196 arising from this transaction is recorded in share premium.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, except share and per share data and where otherwise stated)

		For the Year Ended March 31,
	Note	2016		2016		2015		2014
Particulars		Unaudited convenience translation into U.S.$ (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the period		U.S.$	302	Rs.	20,013	Rs.	22,179	Rs.	21,512
Adjustments for:
Income tax expense			108		7,127		5,984		5,094
Dividend and profit on sale of investments			(13)		(852)		(755)		(217)
Depreciation and amortization			155		10,250		8,100		7,106
Impairment loss/(reversal of impairment loss) on property, plant and equipment and other intangible assets			4		288		629		(497)
Inventory write-downs			41		2,746		3,635		1,941
Allowance for doubtful trade and other receivables			2		137		168		162
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net			2		112		144		(53)
Allowance for sales returns			49		3,272		3,535		2,454
Share of profit of equity accounted investees			(3)		(229)		(195)		(174)
Exchange (gain)/loss, net			16		1,066		673		(1,014)
Exchange loss related to Venezuela operations	41		70		4,621		843		—
Interest (income)/expense, net			(9)		(573)		31		189
Share based payment expense			7		471		498		436
Changes in operating assets and liabilities:
Trade and other receivables			13		833		(10,905)		118
Inventories			(38)		(2,522)		(5,447)		(3,971)
Trade and other payables			11		746		55		(2,130)
Other assets and other liabilities			11		755		1,257		(4,406)

Cash generated from operations			728		48,261		30,431		26,550
Income tax paid			(106)		(7,014)		(5,396)		(7,087)

Net cash from operating activities		U.S.$	623	Rs.	41,247	Rs.	25,033	Rs.	19,463

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment		U.S.$	(181)	Rs.	(12,017)	Rs.	(9,339)	Rs.	(10,081)
Proceeds from sale of property, plant and equipment			1		84		172		85
Expenditure on other intangible assets			(43)		(2,858)		(5,988)		(546)
Proceeds from sale of other intangible assets			—		—		—		29
Purchase of other investments			(1,030)		(68,249)		(53,466)		(44,811)
Proceeds from sale of other investments			1,046		69,270		45,176		37,721
Cash paid for acquisition of business, net of cash acquired	6		(120)		(7,936)		(276)		—
Interest and dividend received			19		1,283		817		983

Net cash used in investing activities		U.S.$	(308)	Rs.	(20,423)	Rs.	(22,904)	Rs.	(16,620)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		U.S.$	0	Rs.	1	Rs.	5	Rs.	2
Proceeds from sale of equity shares held by a controlled trust			—		—		201		—
Proceeds from/(repayment of) of short term borrowings, net			(4)		(273)		4,068		(858)
Proceeds from long term borrowings			—		—		—		10,100
Repayment of long term borrowings			(177)		(11,706)		(3,716)		(207)
Redemption of bonus debentures	33		—		—		—		(5,078)
Dividend paid (including corporate dividend tax)			(62)		(4,106)		(3,587)		(2,985)
Cash paid for acquisition of non-controlling interests			—		—		—		(25)
Interest paid			(14)		(917)		(1,090)		(1,166)

Net cash used in financing activities		U.S.$	(257)	Rs.	(17,001)	Rs.	(4,118)	Rs.	(217)

Net increase/(decrease) in cash and cash equivalents			58		3,823		(1,989)		2,626
Effect of exchange rate changes on cash and cash equivalents			(65)		(4,296)		(1,068)		771
Cash and cash equivalents at the beginning of the period	15		81		5,394		8,451		5,054

Cash and cash equivalents at the end of the period	15	U.S.$	74	Rs.	4,921	Rs.	5,394	Rs.	8,451

Supplemental schedule of non-cash investing and financing activities:
Investment in shares of Curis, Inc.	34	U.S.$	—	Rs.	—	Rs.	1,452	Rs.	—
Acquisition of select products portfolio of UCB	6		1		64		—		—
Property, plant and equipment and intangibles purchased on credit during the year, including contingent consideration on purchase of intangibles			16		1,064		323		469
Property, plant and equipment purchased under capital lease			—		—		107		195

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

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2016 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared for the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2016. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 23, 2016.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

d. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2016 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.66.25, as published by the Federal Reserve Board of Governors on March 31, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s independent auditors.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 3(a) — Evaluation of joint arrangements;

•	Note 3(b) — Assessment of functional currency;

•	Note 3(c) and 30 — Financial instruments;

•	Notes 3(d) — Business combinations;

•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;

•	Note 3(h) — Valuation of inventories;

•	Notes 3(i), 8 and 9— Measurement of recoverable amounts of cash-generating units;

•	Note 3 (j) and 19 — Assets and obligations relating to employee benefits;

•	Note 3 (j) — Share based payments;

•	Note 3(k) — Provisions;

•	Note 3(l) — Sales returns, rebates and charge back provisions;

•	Note 3(o) — Evaluation of recoverability of deferred tax assets; and

•	Note 43 — Contingencies

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

a. Basis of consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) that are controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. For the purpose of preparing these consolidated financial statements, the accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Company.

Associates and joint arrangements (equity accounted investees)

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entities but is not control or joint control of those policies. Significant influence is generally presumed to exist when the Company holds between 20% and 50% of the voting power of another entity.

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

Acquisition of non-controlling interests

Acquisition of some or all of the NCI is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

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

b. Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in the consolidated income statement in the period in which they arise.

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

d. Business combinations

The Company uses the acquisition method of accounting to account for business combinations that occurred on or after April 1, 2009. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The Company measures goodwill as of the applicable acquisition date at the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in the consolidated income statement. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company. Consideration transferred also includes the fair value of any contingent consideration. Consideration transferred does not include amounts related to the settlement of pre-existing relationships. Any goodwill that arises on account of such business combination is tested annually for impairment.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and the settlement is accounted for within equity. Otherwise, other contingent consideration is re-measured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recorded in the consolidated income statement.

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

Leasehold improvements are depreciated over the period of the lease agreement or the useful life, whichever is shorter.

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

Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development assets (“IPR&D”). IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated income statement under “Research and Development expenses”.

Subsequent expenditure on an in-process research or development project acquired separately or in a business combination and recognized as an intangible asset is:

a)	recognized as an expense when incurred, if it is research expenditure;

b)	recognized as an expense when incurred, if it is development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of IAS 38; and

c)	added to the carrying amount of the acquired in-process research or development project, if it is development expenditure that satisfies the recognition criteria in paragraph 57 of IAS 38.

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

g. Leases (continued)

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

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. The current service cost of the defined benefit plan, recognized in the income statement in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognized immediately in income. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the income statement. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

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

The fair value of the amount payable to employees in respect of share based payment transactions which are settled in cash is recognized as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share based payment transaction. Any changes in the liability are recognized in the income statement.

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

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and are accrued when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

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

n. Finance income and expense

Finance income consists of interest income on funds invested (including available-for-sale financial assets), dividend income and gains on the disposal of available-for-sale financial assets. Interest income is recognized in the consolidated income statement as it accrues, using the effective interest method. Dividend income is recognized in the consolidated income statement on the date that the Company’s right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows. Finance expenses consist of interest expense on loans and borrowings.

Borrowing costs are recognized in the consolidated income statement using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within finance income and expense. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

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

s. Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that the new Standard will materially impact the classification and measurement of the Company’s financial instruments, documentation relating to hedging financial exposures and recognition of certain fair value changes.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

s. Recent accounting pronouncements (continued)

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied.

The Company is currently in the process of evaluating the impact of this new accounting standard on its consolidated financial statements.

t. Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and stock options are recognized as a deduction from equity, net of any tax effects.

When shares recognized as equity are repurchased, the amount of consideration paid, which includes costs that are directly attributable, is recognized as a deduction from equity.

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

(i) Property, plant and equipment

Property, plant and equipment, if acquired in a business combination or through an exchange of non-monetary assets, is measured at fair value on the acquisition date. For this purpose, fair value is based on appraised market values and replacement cost.

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

Pharmaceutical Services and Active Ingredients. This segment consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and manufacture of differentiated formulations and new chemical entities (“NCEs”). These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius™ Pharma, LLC.

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

Information about segments:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Proprietary Products
	2016		2015		2014		2016		2015		2014		2016		2015		2014
Revenue (1) (2)	Rs.	128,062	Rs.	119,397	Rs.	104,483	Rs.	22,379	Rs.	25,456	Rs.	23,974	Rs.	2,659	Rs.	2,172	Rs.	2,459
Gross profit	Rs.	84,427	Rs.	77,569	Rs.	68,544	Rs.	4,931	Rs.	5,709	Rs.	4,848	Rs.	2,217	Rs.	1,796	Rs.	2,210
Selling, general and administrative expenses
Research and development expenses
Other (income)/expense, net
Results from operating activities
Finance (expense)/income, net
Share of profit of equity accounted investees, net of tax
Profit before tax
Tax expense
Profit for the year

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

[Continued from above table, first column repeated]

Information about segments:	For the Year Ended March 31,
Reportable segments	Others						Total
	2016		2015		2014		2016		2015		2014
Revenue (1) (2)	Rs.	1,608	Rs.	1,164	Rs.	1,254	Rs.	154,708	Rs.	148,189	Rs.	132,170
Gross profit	Rs.	706	Rs.	329	Rs.	199	Rs.	92,281	Rs.	85,403	Rs.	75,801
Selling, general and administrative expenses								45,702		42,585		38,783
Research and development expenses								17,834		17,449		12,402
Other (income)/expense, net								(874)		(917)		(1,416)

Results from operating activities							Rs.	29,619	Rs.	26,286	Rs.	26,032
Finance (expense)/income, net								(2,708)		1,682		400
Share of profit of equity accounted investees, net of tax								229		195		174

Profit before tax							Rs.	27,140	Rs.	28,163	Rs.	26,606
Tax expense								(7,127)		(5,984)		(5,094)

Profit for the year							Rs.	20,013	Rs.	22,179	Rs.	21,512

(1)

Revenue for the year ended March 31, 2016 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of Rs.5,447 (as compared to Rs.6,904 and Rs.5,601 for the years ended March 31, 2015 and 2014, respectively).

(2)

During the three months ended June 30, 2015, there was a change in the monitoring of performance of one product from the Global Generics segment to the Proprietary Products segment. Consequently, revenues and gross profit from such product for the years ended March 31, 2015 and 2014 have been reclassified to conform to the change.

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	For the Year Ended March 31,
	2016		2015		2014
Country
India	Rs.	23,913	Rs.	21,158	Rs.	19,502
United States		81,154		69,840		60,801
Russia		10,640		14,922		16,333
Others		39,001		42,269		35,534

	Rs.	154,708	Rs.	148,189	Rs.	132,170

Analysis of revenue within the Global Generics segment:

An analysis of revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2016		2015		2014
Gastrointestinal	Rs.	21,253	Rs.	21,524	Rs.	20,793
Oncology		19,410		19,459		14,970
Cardiovascular		19,009		17,569		14,962
Pain Management		16,240		16,591		15,808
Central Nervous System		14,739		14,935		12,094
Anti-Infective		12,711		8,393		6,310
Others		24,700		20,926		19,546

Total	Rs.	128,062	Rs.	119,397	Rs.	104,483

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Analysis of revenue within the PSAI segment:

An analysis of revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2016		2015		2014
Cardiovascular	Rs.	5,077	Rs.	4,695	Rs.	5,126
Pain Management		4,085		3,793		4,150
Central Nervous System		3,021		2,800		3,686
Oncology		2,570		4,274		1,958
Anti-Infective		2,015		2,338		3,198
Gastrointestinal		1,310		1,395		1,816
Others		4,301		6,161		4,040

Total	Rs.	22,379	Rs.	25,456	Rs.	23,974

Analysis of assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
	2016		2015
Country
India	Rs.	54,987	Rs.	41,948
United States		7,519		7,550
Switzerland		6,576		5,033
Germany		4,200		4,414
Others		6,632		6,608

	Rs.	79,914	Rs.	65,553

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
	2016		2015
Country
India	Rs.	19,389	Rs.	9,215
Switzerland		2,325		5,104
United States		1,019		814
Others		586		733

	Rs.	23,319	Rs.	15,866

Analysis of depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2016		2015		2014
Global Generics	Rs.	2,742	Rs.	2,044	Rs.	1,762
PSAI		2,437		2,034		1,920
Proprietary Products		—		—		—
Others		62		76		89

	Rs.	5,241	Rs.	4,154	Rs.	3,771

Information about major customers

Revenues from two of the customers of the Company’s Global Generics segment were approximately Rs.21,600 and Rs.15,998, representing approximately 14% and 10%, respectively, of the Company’s total revenues, for the year ended March 31, 2016.

Revenues from one of the customers of the Company’s Global Generics segment were approximately Rs.17,364, representing approximately 12% of the Company’s total revenues, for the year ended March 31, 2015.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6. Acquisition of select products portfolio of UCB

On April 1, 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of products business in the territories of India, Nepal, Sri Lanka and Maldives. The transaction included approximately 350 employees engaged in operations of the acquired India business. The acquisition is expected to strengthen the Company’s presence in the areas of dermatology, respiratory and pediatric products.

The total purchase consideration was Rs.8,000, payable in cash. The acquisition was closed on June 16, 2015. The Company has accounted for the transaction under IFRS 3, “Business Combinations,” and allocated the aggregate purchase consideration as follows:

Particulars	Amount
Total consideration	Rs.	8,000
Identifiable assets acquired
Property, plant and equipment		6
Other intangible assets:
Product related intangibles		6,734
Marketing rights		743
Current assets, net of current liabilities assumed		194

Total identifiable net assets	Rs.	7,677
Goodwill	Rs.	323

The total goodwill of Rs.323 is attributable primarily to the acquired employee workforce, intangible assets that do not qualify for separate recognition and the expected synergies. The entire amount of goodwill is deductible for tax purposes.

Acquisition related costs of Rs.9 were excluded from the consideration transferred and were recognized as expense under “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2016.

Current assets, net of current liabilities assumed include trade receivables of Rs.118 which were expected to be fully recoverable.

Out of the total purchase consideration of Rs.8,000, the Company has paid Rs.7,936 to UCB as of March 31, 2016.

The amount of revenue included in the consolidated income statement since June 16, 2015 pertaining to the business acquired from UCB was Rs.1,345 for the year ended March 31, 2016.

No pro-forma information is disclosed in these consolidated financial statements, as the impact of this acquisition on these consolidated financial statements is immaterial.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Computer equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as at April 1, 2014	Rs.	3,824	Rs.	15,319	Rs.	39,894	Rs.	1,879	Rs.	1,989	Rs.	539	Rs.	63,444
Acquisitions through business combinations		—		—		22		—		10		—		32
Other additions		12		1,353		8,472		327		216		169		10,549
Disposals		—		(37)		(1,069)		(175)		(37)		(79)		(1,397)
Effect of changes in foreign exchange rates		(47)		(130)		(379)		(28)		(30)		(3)		(617)

Balance as at March 31, 2015	Rs.	3,789	Rs.	16,505	Rs.	46,940	Rs.	2,003	Rs.	2,148	Rs.	626	Rs.	72,011

Balance as at April 1, 2015	Rs.	3,789	Rs.	16,505	Rs.	46,940	Rs.	2,003	Rs.	2,148	Rs.	626	Rs.	72,011
Acquisitions through business combinations(1)		—		—		—		6		—		—		6
Other additions		24		2,402		7,890		372		208		186		11,082
Disposals		(7)		(3)		(651)		(144)		(105)		(33)		(943)
Effect of changes in foreign exchange rates		8		191		214		9		14		(2)		434

Balance as at March 31, 2016	Rs.	3,814	Rs.	19,095	Rs.	54,393	Rs.	2,246	Rs.	2,265	Rs.	777	Rs.	82,590

Accumulated Depreciation
Balance as at April 1, 2014	Rs.	—	Rs.	2,831	Rs.	19,767	Rs.	1,215	Rs.	1,610	Rs.	272	Rs.	25,695
Depreciation for the year		—		701		4,401		272		237		109		5,720
Disposals		—		(3)		(827)		(156)		(24)		(72)		(1,082)
Effect of changes in foreign exchange rates		—		(57)		(183)		(23)		(27)		(3)		(293)

Balance as at March 31, 2015	Rs.	—	Rs.	3,472	Rs.	23,158	Rs.	1,308	Rs.	1,796	Rs.	306	Rs.	30,040

Balance as at April 1, 2015	Rs.	—	Rs.	3,472	Rs.	23,158	Rs.	1,308	Rs.	1,796	Rs.	306	Rs.	30,040
Depreciation for the year		—		763		5,341		325		243		108		6,780
Impairment loss(2)				20		46		23		4		1		94
Disposals		—		(0)		(615)		(108)		(100)		(25)		(848)
Effect of changes in foreign exchange rates		—		47		52		5		10		(1)		113

Balance as at March 31, 2016	Rs.	—	Rs.	4,302	Rs.	27,982	Rs.	1,553	Rs.	1,953	Rs.	389	Rs.	36,179

Net carrying value
As at April 1, 2014	Rs.	3,824	Rs.	12,488	Rs.	20,127	Rs.	664	Rs.	379	Rs.	267	Rs.	37,749
As at March 31, 2015	Rs.	3,789	Rs.	13,033	Rs.	23,782	Rs.	695	Rs.	352	Rs.	320	Rs.	41,971
Add: Capital-work-in-progress													Rs.	6,119
Total as at March 31, 2015													Rs.	48,090
As at March 31, 2016	Rs.	3,814	Rs.	14,793	Rs.	26,411	Rs.	693	Rs.	312	Rs.	388	Rs.	46,411
Add: Capital-work-in-progress													Rs.	7,550

Total as at March 31, 2016													Rs.	53,961

(1)	Acquisitions through business combinations were on account of the Company’s acquisition of UCB. Refer to Note 6 of these consolidated financial statements for further details.
(2)	Impairment loss pertains to the assets forming part of the Company’s Venezuelan subsidiary. Refer to Note 41 of these consolidated financial statements for further details.

Capital commitments

As of March 31, 2016 and 2015, the Company was committed to spend Rs.5,065 and Rs.4,173, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2016 and 2015, the Company capitalized interest cost of Rs.51 and Rs.31, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2016 and 2015 was approximately 2.07% and 2.32%, respectively.

Assets acquired under finance leases

Property, plant and equipment include Rs.637 and Rs.739 of assets acquired (net of accumulated depreciation) under finance leases as of March 31, 2016 and 2015, respectively.

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

The following table presents the changes in goodwill during the years ended March 31, 2016 and 2015:

	As of March 31,
	2016		2015
Opening balance, gross (1)	Rs.	19,654	Rs.	19,702
Goodwill arising on business combinations during the year(2)(3)		323		203
Effect of translation adjustments		145		(251)
Impairment loss(4)		(16,274)		(16,274)

Closing balance (1)	Rs.	3,848	Rs.	3,380

(1)	This does not include goodwill arising upon investment in an associate of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.
(2)

Rs.323 represents goodwill arising from the acquisition of a select portfolio of products business from UCB during the three months ended June 30, 2015. Refer to Note 6 of these consolidated financial statements for further details.

(3)

Rs.203 represents goodwill arising from the acquisition of net assets from Cherokee Pharma LLC during the year ended March 31, 2015. Total purchase consideration was Rs.292 and the fair value of the net assets acquired was Rs.89. The amount of goodwill was primarily attributable to the acquired workforce and expected synergies. The acquisition was not material to the Company and, accordingly, no further disclosures have been made in these consolidated financial statements.

(4)

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

The carrying amount of goodwill (other than those arising upon investment in an associate) was allocated to cash generating units as follows:

	As of March 31,
	2016		2015
PSAI- Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics- Complex Injectables(1)		1,249		1,113
Global Generics- North America Operations		998		989
Global Generics- Branded Formulations(2)		491		168
Others		113		113

	Rs.	3,848	Rs.	3,380

(1)

Represents goodwill arising on the acquisition of OctoPlus B.V (formerly OctoPlus N.V.) (“OctoPlus”) during the year ended March 31, 2013. Since its acquisition by the Company, OctoPlus has been engaged in internal drug development projects as well as providing pharmaceutical development services to external customers. During the year ended March 31, 2015, the Company decided to significantly increase the utilization of OctoPlus’s technical know-how, its time and effort on internal drug development projects and scale-down its external pharmaceutical development services. Such change in the utilization of technical know-how also resulted in the change of composition of the cash-generating unit to which the goodwill was allocated and the segment to which such goodwill belongs. Accordingly, the Company reallocated the goodwill from its PSAI segment to its Global Generics segment and determined that its complex injectables portfolio was the relevant cash generating unit for the purpose of impairment testing.

(2)

Includes Rs.323 representing goodwill arising from the acquisition of a select portfolio of products business from UCB during the year ended March 31, 2016. Refer to Note 6 of these consolidated financial statements for further details.

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

d)

Value-in-use is calculated using after tax assumptions. The use of after tax assumptions does not result in a value-in-use that is materially different from the value-in-use that would result if the calculation was performed using before tax assumptions. The after tax discount rates used range from 6.87% to 12.16% for various cash generating units. The before tax discount rates range from 9.14% to 18.99%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

9. Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Trademarks with finite useful life		Product related intangibles		Technology related intangibles		Customer related intangibles		Others		Total
Gross carrying amount
Balance as at April 1, 2014	Rs.	11,049	Rs.	25,229	Rs.	1,717	Rs.	1,215	Rs.	700	Rs.	39,910
Acquisitions through business combinations		—		60		—		—		—		60
Other additions(1)		—		5,454		54		—		272		5,780
Deletions		—		—		—		—		—		—
Effect of changes in foreign exchange rates		(1,700)		(3,120)		(178)		(50)		(20)		(5,068)

Balance as at March 31, 2015	Rs.	9,349	Rs.	27,623	Rs.	1,593	Rs.	1,165	Rs.	952	Rs.	40,682

Balance as at April 1, 2015	Rs.	9,349	Rs.	27,623	Rs.	1,593	Rs.	1,165	Rs.	952	Rs.	40,682
Acquisitions through business combinations(2)		—		6,734		—		—		743		7,477
Other additions		—		1,554		1,158		—		596		3,308
Deletions		—		—		—		(132)		—		(132)
Effect of changes in foreign exchange rates		829		1,829		96		67		4		2,825

Balance as at March 31, 2016	Rs.	10,178	Rs.	37,740	Rs.	2,847	Rs.	1,100	Rs.	2,295	Rs.	54,160

Amortization/impairment loss
Balance as at April 1, 2014	Rs.	7,080	Rs.	19,477	Rs.	800	Rs.	856	Rs.	428	Rs.	28,641
Amortization for the year		541		1,610		152		33		45		2,381
Impairment loss		—		285		95		249		—		629
Deletions		—		—		—		—		—		—
Effect of changes in foreign exchange rates		(933)		(2,959)		(87)		(20)		(20)		(4,019)

Balance as at March 31, 2015	Rs.	6,688	Rs.	18,413	Rs.	960	Rs.	1,118	Rs.	453	Rs.	27,632

Balance as at April 1, 2015	Rs.	6,688	Rs.	18,413	Rs.	960	Rs.	1,118	Rs.	453	Rs.	27,632
Amortization for the year		504		2,414		254		11		287		3,470
Impairment loss		—		174		—		20		—		194
Deletions		—		—		—		(132)		—		(132)
Effect of changes in foreign exchange rates		494		1,598		39		68		1		2,200

Balance as at March 31, 2016	Rs.	7,686	Rs.	22,599	Rs.	1,253	Rs.	1,085	Rs.	741	Rs.	33,364

Net carrying amount
As at April 1, 2014	Rs.	3,969	Rs.	5,752	Rs.	917	Rs.	359	Rs.	272	Rs.	11,269
As at March 31, 2015	Rs.	2,661	Rs.	9,210	Rs.	633	Rs.	47	Rs.	499	Rs.	13,050
As at March 31, 2016	Rs.	2,492	Rs.	15,141	Rs.	1,594	Rs.	15	Rs.	1,554	Rs.	20,796

(1)

Other additions during the year ended March 31, 2015 includes Rs.5,097 towards the acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand. Refer to Note 39 of these consolidated financial statements for further details.

(2)	Acquisitions through business combinations were on account of the Company’s acquisition of UCB. Refer to Note 6 of these consolidated financial statements for further details.

The selling, general and administrative expenses included Rs.3,262, Rs.2,326 and Rs.2,301 of amortization of other intangible assets and Rs.61, Rs.509 and Rs.(497) of impairment loss/(reversal of impairment loss) on other intangible assets for the years ended March 31, 2016, 2015 and 2014, respectively. Research and development expenses included Rs.98, Rs.55 and Rs.0 of amortization of other intangible assets and Rs.133, Rs.120 and Rs.0 of impairment loss on other intangible assets for the years ended March 31, 2016, 2015 and 2014, respectively. Cost of revenues included Rs.110, Rs.0 and Rs.0 of amortization of other intangible assets for the years ended March 31, 2016, 2015 and 2014, respectively.

The weighted average remaining useful life of intangibles was approximately 8.5 years as at March 31, 2016.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangible assets (continued)

Impairment losses recorded for the year ended March 31, 2016

In-process research and development (“IPR&D”) intangibles

As a result of the Company’s decision to discontinue further development of certain IPR&D assets pertaining to its Proprietary Products segment and Global Generics segment, Rs.100 and Rs.33, respectively, was recorded as impairment loss for the year ended March 31, 2016 under research and development expenses in the Company’s consolidated income statement.

Others

The balance impairment loss of Rs.61 pertains to a write down of certain customer and product related intangibles forming part of the Company’s Global Generics segment, which was recorded under “Selling, general and administrative expenses” in the Company’s consolidated income statement.

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

During the year ended March 31, 2015, the Company decided to significantly increase the utilization of OctoPlus B.V.’s technical know-how, its time and effort on internal drug development projects and scale-down its external pharmaceutical development services. As a result of such decision, the Company reassessed the recoverable amounts of associated customer related intangibles and determined that the carrying amount of such customer related intangibles was higher than their recoverable amount. Accordingly, Rs.249 was recorded as an impairment loss for the year ended March 31, 2015 under “Selling, general and administrative expenses” in the Company’s consolidated income statement.

The above impairment loss relate to the Company’s PSAI segment. As at March 31, 2015, the carrying amount of such customer related intangibles after impairment loss was Rs.0.

Product related intangibles

Based on the performance of and expected cash flows from some of the Company’s product related intangibles pertaining to its Global Generics segment, the Company reassessed the recoverable amounts of such product related intangibles and determined that the carrying amount of such product-related intangibles was higher than their recoverable amount. Accordingly, Rs.201 was recorded as an impairment loss for the year ended March 31, 2015 under “Selling, general and administrative expenses” in the Company’s consolidated income statement. As at March 31, 2015, the carrying amount of such product related intangibles after impairment loss was Rs.0.

In-process research and development (“IPR&D”) intangibles

Due to the Company’s decision to discontinue further development of certain IPR&D assets pertaining to its Proprietary Products segment, Rs.95 was recorded as impairment loss for the year ended March 31, 2015 under research and development expenses in the Company’s consolidated income statement.

Reversal of impairment losses recorded for the year ended March 31, 2014

        As a result of the increase in expected cash flows of some of the products forming part of the product related intangibles pertaining to the Company’s Global Generics segment, the Company, following the guidance under IAS 36 “Impairment of assets”, estimated the recoverable amount of such intangible asset and assessed that the impairment loss recorded in an earlier period should be reversed. Accordingly, a reversal of impairment loss of Rs.497 for such product related intangibles was recorded for the year ended March 31, 2014 under “Selling, general and administrative expenses” in the consolidated income statement. The expected cash flows increased primarily due to various market dynamics, such as reduced competition and favorable pricing position.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2016 and 2015. Three directors of the Company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting under IFRS 11.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2016		2015		2014
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	2,876	Rs.	2,090	Rs.	1,768
Total non-current assets		377		389		346

Total assets	Rs.	3,253	Rs.	2,479	Rs.	2,114

Equity	Rs.	2,129	Rs.	1,656	Rs.	1,213
Total current liabilities		1,124		823		901

Total equity and liabilities	Rs.	3,253	Rs.	2,479	Rs.	2,114

Revenues	Rs.	4,246	Rs.	3,377	Rs.	2,794
Expenses		3,800		2,998		2,455

Profit for the year	Rs.	446	Rs.	379	Rs.	339

The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2016, 2015 and 2014 was Rs.229, Rs.195 and Rs.174, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2016 and 2015 was Rs.1,309 and Rs.1,033, respectively. The translation adjustment arising out of translation of foreign currency balances amounted to Rs.239 and Rs.192 as of March 31, 2016 and 2015, respectively.

11. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of March 31, 2016 are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	21,335	Rs.	1,223	Rs.	22,558
Investment in equity securities(1)		1,458		293		1,751
Term deposits with banks		12,713		—		12,713

	Rs.	35,506	Rs.	1,516	Rs.	37,022

Current portion
Investment in units of mutual funds	Rs.	21,122	Rs.	1,199	Rs.	22,321
Term deposits with banks		12,713		—		12,713

	Rs.	33,835	Rs.	1,199	Rs.	35,034

Non-current portion
Investment in units of mutual funds	Rs.	213	Rs.	24	Rs.	237
Investment in equity securities(1)		1,458		293		1,751

	Rs.	1,671	Rs.	317	Rs.	1,988

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11. Other investments (continued)

As of March 31, 2015, the details of such investments were as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	21,237	Rs.	404	Rs.	21,641
Investment in equity securities(1)		1,456		1,131		2,587
Term deposits with banks		12,848		—		12,848

	Rs.	35,541	Rs.	1,535	Rs.	37,076

Current portion
Investment in units of mutual funds	Rs.	21,024	Rs.	398	Rs.	21,422
Term deposits with banks		12,837		—		12,837

	Rs.	33,861	Rs.	398	Rs.	34,259

Non-current portion
Investment in units of mutual funds	Rs.	213	Rs.	6	Rs.	219
Investment in equity securities(1)		1,456		1,131		2,587
Term deposits with banks		11		—		11

	Rs.	1,680	Rs.	1,137	Rs.	2,817

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 34 of these consolidated financial statements for further details.

12. Inventories

Inventories consist of the following:

	As of March 31,
	2016		2015
Raw materials	Rs.	5,769	Rs.	6,753
Packing materials, stores and spares		2,057		1,981
Work-in-progress		7,049		6,769
Finished goods		10,703		10,026

	Rs.	25,578	Rs.	25,529

The above table includes inventories of Rs.730 and Rs.901, which were carried at fair value less cost to sell as at March 31, 2016 and 2015, respectively.

During the years ended March 31, 2016, 2015 and 2014, the Company recorded inventory write-downs of Rs.2,746, Rs.3,635 and Rs.1,941, respectively. These adjustments were included in cost of revenues.

Cost of revenues for the years ended March 31, 2016, 2015 and 2014 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement of Rs.33,051, Rs.36,806 and Rs.31,711, respectively. Cost of revenues for the years ended March 31, 2016, 2015 and 2014 includes other expenditures recognized in the income statement of Rs.29,376, Rs.25,980 and Rs.24,658, respectively.

13. Trade and other receivables

	As of March 31,
	2016		2015
Trade and other receivables, gross	Rs.	42,095	Rs.	41,422
Less: Allowance for doubtful trade and other receivables		(789)		(667)

Trade and other receivables, net	Rs.	41,306	Rs.	40,755

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13. Trade and other receivables (continued)

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable and historical experience of collections from customers. The activity in the allowance for impairment of trade account receivables is given below:

	For the Year Ended March 31,
	2016		2015
Balance at the beginning of the year	Rs.	667	Rs.	683
Provision for doubtful trade and other receivables, net		137		168
Trade and other receivables written off and exchange differences		(15)		(184)

Balance at the end of the year	Rs.	789	Rs.	667

14. Other assets

Other assets consist of the following:

	As of March 31,
	2016		2015
Current
Balances and receivables from statutory authorities (1)	Rs.	4,059	Rs.	5,268
Export benefits receivable (2)		3,239		2,572
Prepaid expenses		679		695
Others		3,033		2,747

	Rs.	11,010	Rs.	11,282

Non-current
Deposits	Rs.	620	Rs.	536
Others		443		226

	Rs.	1,063	Rs.	762

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

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

15. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2016		2015
Cash balances	Rs.	2	Rs.	3
Balances with banks		1,642		3,939
Term deposits with banks (original maturities up to 3 months)		3,277		1,452

Cash and cash equivalents in the statement of financial position		4,921		5,394
Bank overdrafts used for cash management purposes		—		—

Cash and cash equivalents in the statement of cash flow	Rs.	4,921	Rs.	5,394

Cash and cash equivalents included restricted cash of Rs.257 and Rs.1,971, respectively, as of March 31, 2016 and March 31, 2015, which consisted of:

•	Rs.62 as of March 31, 2016 and Rs.57 as of March 31, 2015, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•

Rs.124 as of March 31, 2016 and Rs.1,796 as of March 31, 2015, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls (Refer to Note 41 of these consolidated financial statements for further details);

•

Rs.0 as of March 31, 2016 and Rs.107 as of March 31, 2015, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom; and

•	Rs.71 as of March 31, 2016 and Rs.11 as of March 31, 2015, representing other restricted cash amounts.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16. Equity

	For the Year Ended March 31,
	2016		2015
Par value per share	Rs.	5	Rs.	5
Authorized share capital		1,200		1,200
Fully paid up share capital
As at April 1	Rs.	852	Rs.	851
Add: Shares issued on exercise of stock options		1		1

As at March 31	Rs.	853	Rs.	852

The Company presently has only one class of equity shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company on the date of the shareholders meeting, shall have one vote in respect of each share held.

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

Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends of Rs.3,411, Rs.3,067 and Rs.2,552 and dividend distribution tax thereon of Rs.695, Rs.520 and Rs.433 during the years ended March 31, 2016, 2015 and 2014, respectively. The dividend paid per share was Rs.20, Rs.18 and Rs.15 during the years ended March 31, 2016, 2015 and 2014, respectively.

At the Company’s Board of Directors’ meeting held on May 12, 2016, the Board proposed a dividend of Rs.20 per share and aggregating to Rs.3,405 which is subject to the approval of the Company’s shareholders and the number of shares that are bought back by the Company pursuant to the share buyback scheme commenced on April 18, 2016 (refer to Note 45 of these consolidated financial statements for further details). Upon such approval, there will be an additional cash outflow of Rs.693 for payment of dividend distribution tax thereon.

17. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2016, 2015 and 2014 was based on the profit attributable to equity shareholders of Rs.20,013, Rs.22,179 and Rs.21,515, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2016		2015		2014
Issued equity shares as on April 1		170,381,174		170,108,868		169,836,475
Effect of shares issued on exercise of stock options		166,469		205,638		208,043
Weighted average number of equity shares at March 31		170,547,643		170,314,506		170,044,518
Earnings per share – Basic	Rs.	117.34	Rs.	130.22	Rs.	126.52

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2016		2015		2014
Weighted average number of equity shares (Basic)		170,547,643		170,314,506		170,044,518
Dilutive effect of stock options outstanding		525,137		618,927		650,499
Weighted average number of equity shares (Diluted)		171,072,780		170,933,433		170,695,017
Earnings per share – Diluted	Rs.	116.98	Rs.	129.75	Rs.	126.04

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings

Short term borrowings

The Company had net short term borrowings of Rs.22,718 as of March 31, 2016, as compared to Rs.21,857 as of March 31, 2015. The borrowings primarily consist of “packing credit” and other rupee loans drawn by the parent company and other foreign currency unsecured loan drawn by Dr. Reddy’s Laboratories SA (one of the Company’s subsidiaries in Switzerland).

Short term borrowings consist of the following:

	As at March 31,
	2016		2015
Packing credit borrowings	Rs.	20,896	Rs.	20,857
Other foreign currency borrowings		1,822		—
Other rupee borrowings		—		1,000

	Rs.	22,718	Rs.	21,857

The interest rate profile of short term borrowings from banks is given below:

As at March 31,
	2016		2015
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + (5) to 15 bps	USD	LIBOR + 10 to 40 bps
	EURO	LIBOR + 5 to 7.5 bps	EURO	LIBOR + 7.5 to 20 bps
	RUB	10.65% to 11.57%	RUB	9.80% to 22.30%
Other foreign currency borrowings	USD	LIBOR + 40 bps	—	—
Other rupee borrowings	—	—	INR	10%

Long term borrowings

Long term borrowings, measured at amortized cost, consist of the following:

	As at March 31
	2016		2015
Foreign currency borrowing by the Company’s Swiss subsidiary(1)	Rs.	—	Rs.	10,292
Foreign currency borrowing by the parent company		9,938		9,375
Foreign currency borrowing by the Company’s U.K. subsidiary(1)		—		740
Obligations under finance leases		857		862

	Rs.	10,795	Rs.	21,269

Current portion
Foreign currency borrowing by the Company’s Swiss subsidiary(1)	Rs.	—	Rs.	6,875
Obligations under finance leases		110		87

	Rs.	110	Rs.	6,962

Non-current portion
Foreign currency borrowing by the Company’s Swiss subsidiary(1)	Rs.	—	Rs.	3,417
Foreign currency borrowing by the parent company		9,938		9,375
Foreign currency borrowing by the Company’s U.K. subsidiary(1)		—		740
Obligations under finance leases		747		775

	Rs.	10,685	Rs.	14,307

(1)	During the year ended March 31, 2016, the Company’s U.K Subsidiary and Swiss Subsidiary repaid the foreign currency borrowings.

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term borrowings (continued)

Long-term bank loan of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed U.S.$220 from certain institutional lenders. The Swiss Subsidiary was required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company had guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

As part of this arrangement, the Company incurred U.S.$3.73 in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they were amortized over the term of the loan using the effective interest method.

The carrying amount of the foregoing loan, measured at amortized cost using the effective interest rate method, as on March 31, 2015 was Rs.10,292 (U.S.$165).

Repayments during the year

Tabulated below are the details of repayment of the loan taken by the Swiss Subsidiary during the year ended March 31, 2016:

Particulars	Amount in U.S.$		Amount in Rs.
During the quarter ended June 30, 2015	U.S.$	27.5	Rs.	1,750
During the quarter ended September 30, 2015 (including the prepayment of U.S.$110)		137.5		9,018

Total	U.S.$	165.0	Rs.	10,768

As a result of the above repayment, the unamortized portion of arrangement fees and other administrative charges of U.S.$0.26 was recognized as finance cost during the year ended March 31, 2016.

New loans taken during the year

Further, during the three months ended September 30, 2015, a short-term borrowing of U.S.$82.5 and a packing credit borrowing of U.S.$27.5 were taken by the Swiss Subsidiary and by the parent company, respectively. As both of these loans are repayable within a period of 12 months, they are disclosed as part of short-term borrowings. During the six months ended March 31, 2016, the Company repaid U.S.$55 of the short-term borrowings taken by the Swiss Subsidiary.

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month from August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of March 31, 2016, the Company was in compliance with such financial covenants.

Undrawn lines of credit from bankers

The Company has undrawn lines of credit of Rs.14,771 and Rs.10,438 as of March 31, 2016 and 2015, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of March 31, 2016 and March 31, 2015 was Rs.3,644 and Rs.10,313, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term borrowings (continued)

The interest rate profile of long-term borrowings (other than obligations under finance leases) is given below:

As at March 31,
	2016		2015
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	LIBOR + 125 bps	USD	LIBOR + 100 to 125 bps
	—	—	GBP	LIBOR+130 bps

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2016 were as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2017	Rs.	—	Rs.	110	Rs.	110
2018		1,988		101		2,089
2019		7,950		59		8,009
2020		—		54		54
2021		—		58		58
Thereafter		—		475		475

	Rs.	9,938	Rs.	857	Rs.	10,795

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2015 were as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2016	Rs.	6,875	Rs.	87	Rs.	6,962
2017		4,177		89		4,266
2018		1,875		82		1,957
2019		7,500		48		7,548
2020		—		44		44
Thereafter		—		512		512

	Rs.	20,427	Rs.	862	Rs.	21,289

Obligations under finance leases

The Company has leased buildings, plant and machinery and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2016 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	110	Rs.	106	Rs.	216
Between one and five years		272		203		475
More than five years		475		125		600

	Rs.	857	Rs.	434	Rs.	1,291

Future minimum lease payments under finance leases as at March 31, 2015 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	87	Rs.	117	Rs.	204
Between one and five years		263		249		512
More than five years		512		185		697

	Rs.	862	Rs.	551	Rs.	1,413

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

The components of gratuity cost recognized in the income statement for the years ended March 31, 2016, 2015 and 2014 consist of the following:

	For the Year Ended March 31,
	2016		2015		2014
Current service cost	Rs.	177	Rs.	148	Rs.	126
Interest on net defined benefit liability/(asset)		2		7		9

Gratuity cost recognized in income statement	Rs.	179	Rs.	155	Rs.	135

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2016		2015
Present value of funded obligations	Rs.	1,540	Rs.	1,236
Fair value of plan assets		(1,303)		(1,157)

Net defined benefit liability recognized	Rs.	237	Rs.	79

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2016		2015
Defined benefit obligations at the beginning of the year	Rs.	1,236	Rs.	1,040
Current service cost		177		148
Interest on defined obligations		93		87
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		35		12
Actuarial loss/(gain) due to demographic assumptions		11		6
Actuarial loss/(gain) due to experience changes		106		27
Benefits paid		(118)		(84)

Defined benefit obligations at the end of the year	Rs.	1,540	Rs.	1,236

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2016		2015
Fair value of plan assets at the beginning of the year	Rs.	1,157	Rs.	909
Employer contributions		190		209
Interest on plan assets		91		80
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(17)		43
Benefits paid		(118)		(84)

Plan assets at the end of the year	Rs.	1,303	Rs.	1,157

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Sensitivity Analysis:

	As of March 31, 2016
Defined benefit obligation without effect of projected salary growth	Rs.	840
Add: Effect of salary growth		700
Defined benefit obligation with projected salary growth		1,540
Defined benefit obligation, using discount rate minus 50 basis points		1,600
Defined benefit obligation, using salary growth rate plus 50 basis points		1,599

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2016	2015	2014
Discount rate	7.80%	8.00%	9.00%
Rate of compensation increase	10% per annum for first 2 years and 9% per annum thereafter	10% per annum for first 2 years and 9% per annum thereafter	11% per annum for first 2 years and 10% per annum thereafter

The assumptions used to determine gratuity cost:

	For the Year Ended March 31,
	2016	2015	2014
Discount rate	8.00%	9.00%	7.95%
Rate of compensation increase	10% per annum for first 2 years and 9% per annum thereafter	11% per annum for first 2 years and 10% per annum thereafter	10% per annum for first 2 years and 9% per annum thereafter

Contributions: The Company expects to contribute Rs.237 to the Gratuity Plan during the year ending March 31, 2017.

Disaggregation of plan assets: The Gratuity Plan’s weighted-average asset allocation at March 31, 2016 and 2015, by asset category, was as follows:

	As of March 31,
	2016	2015
Funds managed by insurers	99%	99%
Others	1%	1%

The expected future cash flows in respect of gratuity as at March 31, 2016 were as follows:

Expected contribution	Amount
During the year ended March 31, 2017 (estimated)	Rs.	237
Expected future benefit payments
March 31, 2017		167
March 31, 2018		151
March 31, 2019		165
March 31, 2020		161
March 31, 2021		159
Thereafter		2,420

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

The components of net pension cost recognized in the income statement for the years ended March 31, 2016, 2015 and 2014 consist of the following:

	For the Year Ended March 31,
	2016		2015		2014
Current service cost	Rs.	14	Rs.	13	Rs.	18
Interest on net defined benefit liability/(asset)		11		9		11

Total cost recognized in income statement	Rs.	25	Rs.	22	Rs.	29

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2016		2015
Present value of funded obligations	Rs.	249	Rs.	252
Fair value of plan assets		(61)		(68)

Net defined benefit liability recognized	Rs.	188	Rs.	184

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2016		2015
Defined benefit obligations at the beginning of the year	Rs.	252	Rs.	252
Current service cost		14		13
Interest on defined obligations		17		18
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(7)		13
Actuarial loss/(gain) due to demographic assumptions		7		0
Actuarial loss/(gain) due to experience changes		3		25
Benefits paid		(22)		(42)
Foreign exchange differences		(15)		(27)

Defined benefit obligations at the end of the year	Rs.	249	Rs.	252

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2016		2015
Fair value of plan assets at the beginning of the year	Rs.	68	Rs.	110
Employer contributions		16		3
Interest on plan assets		6		9
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(2)		(2)
Benefits paid		(22)		(42)
Foreign exchange differences		(5)		(11)

Plan assets at the end of the year	Rs.	61	Rs.	68

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Sensitivity Analysis:

	As of March 31, 2016
Defined benefit obligation without effect of projected salary growth	Rs.	155
Plus effect of salary growth		94
Defined benefit obligation with projected salary growth		249
Defined benefit obligation, using discount rate minus 50 basis points		263
Defined benefit obligation, using salary growth rate plus 50 basis points		263

Contributions: The Company expects to contribute Rs.38 to the Falcon defined benefit plans during the year ending March 31, 2017.

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

Assumptions used to determine defined benefit obligations:

	Year Ended March 31,
	2016	2015	2014
Discount rate	7.75%	7.50%	8.00%
Rate of compensation increase	4.50%	4.50%	4.50%

Assumptions used to determine defined benefit cost:

	For the Year Ended March 31,
	2016	2015	2014
Discount rate	7.50%	8.00%	6.50%
Rate of compensation increase	4.50%	4.50%	4.50%

Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2016 and 2015, by asset category is as follows:

	As of March 31,
	2016	2015
Corporate bonds	51%	51%
Others	49%	49%

The expected future cash flows in respect of post-employment benefit plans in Mexico as at March 31, 2016 were as follows:

Expected contribution	Amount
During the year ended March 31, 2017 (estimated)	Rs.	38
Expected future benefit payments
March 31, 2017		2
March 31, 2018		4
March 31, 2019		7
March 31, 2020		9
March 31, 2021		11
Thereafter		606

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.574, Rs.492 and Rs.411 to the provident fund plan during the years ended March 31, 2016, 2015 and 2014, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs.71, Rs.68 and Rs.63 to the superannuation plan during the years ended March 31, 2016, 2015 and 2014, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.204, Rs.195 and Rs.162 to the 401(k) retirement savings plan during the years ended March 31, 2016, 2015 and 2014, respectively. The Company has no further obligations under the plan beyond its annual matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.156, Rs.151 and Rs.151 to the National Insurance during the years ended March 31, 2016, 2015 and 2014, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.792 and Rs.616 as at March 31, 2016 and 2015, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.881 as of March 31, 2016.

Total employee benefit expenses, including share based payments, incurred during the years ended March 31, 2016, 2015 and 2014 amounted to Rs.31,174, Rs.28,967 and Rs.24,937, respectively.

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

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2016 and 2015 is as follows:

Category A — Fair Market Value Options: There was no stock options activity under this category during the year March 31, 2016 and there were no options outstanding under this category as of March 31, 2016.

	For the Year Ended March 31, 2016
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	585,454	Rs.	5.00	Rs.	5.00	71
Granted during the period	102,224		5.00		5.00	90
Expired/forfeited during the period	(66,319)		5.00		5.00	—
Exercised during the period	(194,011)		5.00		5.00	—

Outstanding at the end of the period	427,348	Rs.	5.00	Rs.	5.00	72

Exercisable at the end of the period	53,801	Rs.	5.00	Rs.	5.00	42

For the Year Ended March 31, 2015
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	10,000	Rs.	448	Rs.	448	44
Granted during the period	—		—		—	—
Expired/forfeited during the period	—		—		—	—
Exercised during the period	(10,000)	Rs.	448	Rs.	448	—

Outstanding at the end of the period	—		—		—	—

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”) (continued)

	For the Year Ended March 31, 2015
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

The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2016 and 2015 was Rs.3,350 and Rs.2,318 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2016 and 2015 was Rs.3,504 and Rs.2,525 per share, respectively.

The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended March 31, 2016 and 2015 was Rs.679 and Rs.595, respectively. As of March 31, 2016, options outstanding under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.1,295 and options exercisable under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs.163.

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

No options have been granted under Category A as of March 31, 2016. Stock options activity for category B options under the DRL 2007 Plan during the years ended March 31, 2016 and 2015 is as follows:

	For the Year Ended March 31, 2016
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	98,350	Rs.	5.00	Rs.	5.00	72
Granted during the period	40,184		5.00		5.00	90
Expired/forfeited during the period	(14,023)		5.00		5.00	—
Exercised during the period	(32,468)		5.00		5.00	—

Outstanding at the end of the period	92,043	Rs.	5.00	Rs.	5.00	79

Exercisable at the end of the period	7,141	Rs.	5.00	Rs.	5.00	45

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”) (continued)

	For the Year Ended March 31, 2015
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	97,463	Rs.	5.00	Rs.	5.00	79
Granted during the period	45,796		5.00		5.00	90
Expired/forfeited during the period	(10,515)		5.00		5.00	—
Exercised during the period	(34,394)		5.00		5.00	—

Outstanding at the end of the period	98,350	Rs.	5.00	Rs.	5.00	72

Exercisable at the end of the period	6,730	Rs.	5.00	Rs.	5.00	42

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2016 and 2015 was Rs.3,465 and Rs.2,283, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2016 and 2015 was Rs.3,575 and Rs.2,604, respectively.

The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the years ended March 31, 2016 and 2015 was Rs.116 and Rs.89, respectively. As of March 31, 2016, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.279 and options exercisable under the DRL 2007 Plan had an aggregate intrinsic value of Rs.22.

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

The weighted average inputs used in computing the fair value of options granted were as follows:

	Grants made on
	May 11, 2015		July 14, 2014		June 15, 2014		May 25, 2014
Expected volatility		25.98%		23.20%		23.15%		22.52%
Exercise price	Rs.	5.00	Rs.	5.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		7.87%		8.55%		8.38%		8.50%
Expected dividends		0.60%		0.67%		0.74%		0.78%
Grant date share price	Rs.	3,359.70	Rs.	2,695.00	Rs.	2,445.15	Rs.	2,308.70

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Valuation of stock options (continued)

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the years ended March 31, 2016, 2015 and 2014, the Company recorded employee share based payment expense of Rs.471, Rs.498 and Rs.436, respectively. As of March 31, 2016, there was approximately Rs.437 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.10 years.

21. Provisions

The details of changes in provisions during the year ended March 31, 2016 are as follows:

Particulars	Allowance for sales return(1)		Environmental liability(2)		Legal and others		Total
Balance as at April 1, 2015	Rs.	3,905	Rs.	53	Rs.	326	Rs.	4,284
Provision made during the year		3,272		—		12		3,284
Provision used or reversed during the year		(2,937)		—		—		(2,937)
Effect of changes in foreign exchange rates		181		2		—		183

Balance as at March 31, 2016	Rs.	4,421	Rs.	55	Rs.	338	Rs.	4,814

Current	Rs.	4,421	Rs.	—	Rs.	338	Rs.	4,759
Non-current		—		55		—		55

	Rs.	4,421	Rs.	55	Rs.	338	Rs.	4,814

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See Note 3(l) for the Company’s accounting policy on sales returns.
(2)

As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.55). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the statements of financial position.

22. Trade and other payables

Trade and other payables consist of the following:

	As at March 31,
	2016		2015
Due to related parties	Rs.	0	Rs.	4
Others		12,300		10,656

	Rs.	12,300	Rs.	10,660

23. Other liabilities

Other liabilities consist of the following:

	As at March 31,
	2016		2015
Current
Advance from customers	Rs.	335	Rs.	280
Statutory dues payable		535		596
Accrued expenses(1)		16,658		12,529
Deferred revenue		324		776
Others		4,218		3,136

	Rs.	22,070	Rs.	17,317

Non-current
Statutory dues payable	Rs.	5	Rs.	8
Deferred revenue		1,528		2,112
Others		1,628		1,206

	Rs.	3,161	Rs.	3,326

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Other liabilities (continued)

(1)

The increase in accrued expenses was primarily on account of (i) professional services for remediation activities relating to the warning letter received from the U.S. FDA for three of the Company’s manufacturing facilities in India, (ii) rebates payable to the various statutory healthcare insurance (“SHI”) funds in Germany and (iii) accruals for the Company’s long-term incentive plan (refer to Note 19 of these consolidated financials for further details on the Company’s long term incentive plan).

24. Revenue

Revenue consists of the following:

	For the Year Ended March 31,
	2016		2015		2014
Sales	Rs.	152,476	Rs.	146,131	Rs.	130,287
Services		1,466		1,689		1,632
License fees		766		369		251

	Rs.	154,708	Rs.	148,189	Rs.	132,170

Revenue includes excise duties of Rs.842, Rs.829 and Rs.820 for the years ended March 31, 2016, 2015 and 2014, respectively.

25. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	For the Year Ended March 31,
	2016		2015		2014
Loss/(profit) on sale/disposal of property, plant and equipment and other intangibles, net	Rs.	112	Rs.	144	Rs.	(53)
Sale of spent chemical		(271)		(521)		(481)
Miscellaneous income, net(1)		(715)		(540)		(882)

	Rs.	(874)	Rs.	(917)	Rs.	(1,416)

(1)	Miscellaneous income for the year ended March 31, 2014 includes Rs.415 (CAD6.75) from the resolution of litigation associated with the sale of one of the Company’s generic products in North America.

26. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	For the Year Ended March 31,
	2016		2015		2014
Interest income	Rs.	1,399	Rs.	1,061	Rs.	1,085
Dividend and profit on sale of other investments (1)		852		755		217
Foreign exchange gain/(loss), net (2)		(4,133)		958		372
Interest expense		(826)		(1,092)		(1,274)

	Rs.	(2,708)	Rs.	1,682	Rs.	400

(1)

Profit on sale of other investments primarily represents amounts reclassified from other comprehensive income to the income statement on redemption of the Company’s “available for sale” financial instruments.

(2)

Includes the foreign exchange losses related to the Company’s Venezuela operations of Rs.4,621 and Rs.843 for the year ended March 31, 2016 and 2015, respectively. Refer to Note 41 of these consolidated financial statements for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes

a. Income tax (expense)/benefit recognized in the income statement

Income tax (expense)/benefit recognized in the income statement consists of the following:

	For the Year Ended March 31,
	2016		2015		2014
Current taxes
Domestic	Rs.	(4,331)	Rs.	(4,461)	Rs.	(5,090)
Foreign		(3,046)		(2,545)		(1,472)

	Rs.	(7,377)	Rs.	(7,006)	Rs.	(6,562)

Deferred taxes (expense)/benefit
Domestic	Rs.	132	Rs.	637	Rs.	(294)
Foreign		118		385		1,762

	Rs.	250	Rs.	1,022	Rs.	1,468

Total income tax expense recognized in the income statement	Rs.	(7,127)	Rs.	(5,984)	Rs.	(5,094)

b. Income tax (expense)/benefit recognized directly in equity

Income tax (expense)/benefit recognized directly in equity consist of the following:

	For the Year Ended March 31,
	2016		2015		2014
Tax effect on changes in fair value of other investments	Rs.	(88)	Rs.	(366)	Rs.	(14)
Tax effect on foreign currency translation differences		(62)		174		(2)
Tax effect on effective portion of change in fair value of cash flow hedges		(23)		96		80
Tax effect on actuarial gains/losses on defined benefit obligations		64		16		(20)

	Rs.	(109)	Rs.	(80)	Rs.	44

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2016, 2015 and 2014:

	For the Year Ended March 31,
	2016		2015		2014
Profit before income taxes	Rs.	27,140	Rs.	28,163	Rs.	26,606
Enacted tax rate in India		34.61%		33.99%		33.99%
Computed expected tax benefit/(expense)	Rs.	(9,393)	Rs.	(9,572)	Rs.	(9,043)
Effect of:
Differences between Indian and foreign tax rates		Rs.1,122		Rs.566		Rs.1,003
Impairment of product related intangibles and goodwill		—		—		169
(Unrecognized deferred tax assets) / recognition of previously unrecognized deferred tax assets, net		(1,600)		18		(687)
Expenses not deductible for tax purposes		(138)		(110)		(117)
Share-based payment expense		—		—		684
Income exempt from income taxes		731		794		661
Foreign exchange differences		(836)		(380)		230
Incremental deduction allowed for research and development costs		2,782		2,265		2,026
Deferred tax expense on undistributed earnings of subsidiary outside India		(519)		—		—
Qualified domestic production activities deduction in the United States		38		4		9
Effect of change in tax rate		(30)		(25)		—
Investment allowance deduction		177		251		67
Others		539		205		(96)

Income tax benefit/(expense)	Rs.	(7,127)	Rs.	(5,984)	Rs.	(5,094)

Effective tax rate		26%		21%		19%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

The Company’s consolidated weighted average tax rates for the years ended March 31, 2016 and 2015 were 26% and 21%, respectively. Income tax expense was Rs.7,127 for the year ended March 31, 2016, as compared to income tax expense of Rs.5,984 for the year ended March 31, 2015.

The increase in the Company’s effective tax rate for the year ended March 31, 2016 was primarily attributable to the following:

•

non-deductible losses related to the Company’s Venezuela operations, which resulted in an increase in the effective tax rate by approximately 3.80% (Refer to Note 41 of these consolidated financial statements for further details);

•	deferred tax expense on undistributed earnings of a subsidiary outside of India, which resulted in an increase in the effective tax rate by approximately 1.9%;

•

an increase in the effective tax rate by approximately 1.8% due to non-recognition of certain deferred tax assets, as the Company believes that availability of taxable profits against which the temporary differences can be utilized is not probable;

•	recognition of a previously unrecognized deferred tax asset pertaining to a jurisdiction outside of India, which resulted in a decrease in effective tax rate by approximately 1.1%; and

•

an increase in weighted deduction on eligible research and development expenditure in India during the year ended March 31, 2016, as compared to the year ended March 31, 2015, has resulted in a decrease in the effective tax rate by 1.8%. The rate of weighted deduction on the Company’s eligible research and development expenditure was equal to 200% for the years ended March 31, 2016 and 2015, respectively.

d. Unrecognized deferred tax assets and liabilities

The details of unrecognized deferred tax assets and liabilities are summarized below:

	As at March 31,
	2016		2015
Deductible temporary differences, net	Rs.	1,157	Rs.	590
Operating tax loss carry forward		3,166		2,391

	Rs.	4,323	Rs.	2,981

During the year ended March 31, 2016, the Company, based on probable future taxable profit, has recognized previously unrecognized deferred tax assets of Rs.267 pertaining primarily to interest loss carry forward in Reddy Holding GmbH, Germany.

During the year ended March 31, 2016, the Company did not recognize deferred tax assets of Rs.775 on operating tax losses pertaining primarily to Dr. Reddy’s Venezuela, C.A., Dr. Reddy’s Laboratories New York, Inc. and certain other subsidiaries of the Company. The above tax losses expire at various dates ranging from 2017 through 2037. During the year ended March 31, 2016, the Company did not recognize deferred tax assets of Rs.567 on certain deductible temporary differences, as the Company believes that availability of taxable profits against which such temporary differences can be utilized is not probable.

Deferred income taxes are not provided on undistributed earnings of Rs.30,997 as at March 31, 2016, of subsidiaries outside India, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all the accumulated undistributed earnings of foreign subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its foreign subsidiaries. It is impracticable to determine the taxes payable when these earnings are remitted. However, the Company intends to repatriate a portion of undistributed earnings from one of its overseas subsidiaries on a one-time basis and, accordingly, deferred tax liability has been recognized on such portion intended to be repatriated.

e. Deferred tax assets and liabilities

        The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	For the Year Ended March 31,
	2016		2015
Deferred tax assets/(liabilities):
Inventory	Rs.	2,579	Rs.	3,477
Minimum Alternate Tax*		1,614		644
Trade and other receivables		412		316
Operating tax loss and interest loss carry-forward		548		810
Other current assets and other current liabilities, net		2,026		1,267
Property, plant and equipment		(1,745)		(1,230)
Other intangible assets		(482)		(1,145)
Others		(722)		(126)

Net deferred tax assets	Rs.	4,230	Rs.	4,013

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

In assessing whether the deferred income tax assets will be realized, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences and tax loss carry forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2017 through 2037.

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2016 and 2015.

	As at March 31, 2014		Recognized in income statement		Recognized in equity		Acquired in business combination		As at March 31, 2015
Deferred tax assets/(liabilities)
Inventory	Rs.	3,875	Rs.	(398)	Rs.	—	Rs.	—	Rs.	3,477
Minimum Alternate Tax		—		644		—		—		644
Trade and other receivables		265		51		—		—		316
Operating tax loss and interest loss carry-forward		909		(99)		—		—		810
Other current assets and other current liabilities, net		942		433		(108)		—		1,267
Property, plant and equipment		(1,141)		(89)		—		—		(1,230)
Intangible assets		(1,717)		572		—		—		(1,145)
Others		177		(40)		(263)		—		(126)

Net deferred tax assets/(liabilities)	Rs.	3,310	Rs.	1,074	Rs.	(371)	Rs.	—	Rs.	4,013

[Continued from above table, first column(s) repeated]

	As at March 31, 2015		Recognized in income statement		Recognized in equity		Acquired in business combination		As at March 31, 2016
Deferred tax assets/(liabilities)
Inventory	Rs.	3,477	Rs.	(898)	Rs.	—	Rs.	—	Rs.	2,579
Minimum Alternate Tax		644		970		—		—		1,614
Trade and other receivables		316		96		—		—		412
Operating tax loss and interest loss carry-forward		810		(262)		—		—		548
Other current assets and other current liabilities, net		1,267		1,036		(277)		—		2,026
Property, plant and equipment		(1,230)		(515)		—		—		(1,745)
Intangible assets		(1,145)		663		—		—		(482)
Others		(126)		(872)		276		—		(722)

Net deferred tax assets/(liabilities)	Rs.	4,013	Rs.	218	Rs.	(1)	Rs.	—	Rs.	4,230

The amounts recognized in the income statement during the years ended March 31, 2016 and 2015 include Rs.(32) and Rs.52, respectively, which represent exchange differences arising due to foreign currency translations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Operating leases

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under these leases was Rs.819, Rs.822 and Rs.749 for the years ended March 31, 2016, 2015 and 2014, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2016		2015		2014
Less than one year	Rs.	396	Rs.	384	Rs.	359
Between one and five years		1,185		1,259		1,007
More than five years		663		852		937

	Rs.	2,244	Rs.	2,495	Rs.	2,303

During the year ended March 31, 2014, the Company entered into a non-cancellable operating lease for an office and laboratory facility in the United States. The future minimum rental payments in respect of this lease are Rs.1,394 (U.S.$21), Rs.1,458 (U.S.$23) and Rs.1,556 (U.S.$26) as of March 31, 2016, 2015 and 2014, respectively.

29. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences for research and development services; and

•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 19 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund. The following is a summary of significant related party transactions:

	For the Year Ended March 31,
	2016		2015		2014
Purchases of raw materials	Rs.	—	Rs.	5	Rs.	91
Purchases of assets(1)		—		—		1,264
Sales of raw materials		—		—		49
Sales of assets		—		—		14
Research and development services received		102		92		141
Contributions towards social development		249		237		170
Hotel expenses paid		51		41		31
Lease rentals paid under cancellable operating leases to key management personnel and their relatives		37		36		36

(1)

The figures for the year ended March 31, 2014 include transactions with Ecologic Chemicals Limited. Refer to Note 32 of these consolidated financial statements for further details. Further, Ecologic Chemicals Limited is not a related party of the Company for the year ended March 31, 2016.

The Company has the following amounts due from related parties:

	As at March 31,
	2016		2015
Key management personnel (towards rent deposits)	Rs.	8	Rs. 8
Other related parties		1	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Related parties (continued)

The Company has the following amounts due to related parties:

	As at March 31,
	2016		2015
Due to related parties	Rs.	0	Rs.	4

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the year ended:

	Year Ended March 31,
	2016		2015		2014
Salaries and other benefits(1)	Rs.	336	Rs.	300	Rs.	261
Contributions to defined contribution plans		19		16		15
Commission to directors		263		285		280
Share-based payments expense		76		72		64

Total	Rs.	694	Rs.	673	Rs.	620

(1)

In addition to the above, the Company has accrued Rs.169 and Rs.67 towards a long term incentive plan for the services rendered by key management personnel during the years ended March 31, 2016 and 2015, respectively. Refer to Note 19 of these consolidated financial statements for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

30. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2016 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	15	Rs.	4,921	Rs.	—	Rs.	—	Rs.	—	Rs.	4,921	Rs.	4,921
Other investments	11		12,713		24,309		—		—		37,022		37,022
Trade and other receivables	13		41,306		—		—		—		41,306		41,306
Derivative financial instruments			—		—		—		175		175		175
Other assets(1)	14		2,270		—		—		—		2,270		2,270

Total		Rs.	61,210	Rs.	24,309	Rs.	—	Rs.	175	Rs.	85,694	Rs.	85,694

Liabilities:
Trade and other payables	22	Rs.	—	Rs.	—	Rs.	12,300	Rs.	—	Rs.	12,300	Rs.	12,300
Derivative financial instruments			—		—		—		108		108		108
Long-term borrowings	18		—		—		10,795		—		10,795		10,795
Short-term borrowings	18		—		—		22,718		—		22,718		22,718
Other liabilities and provisions(2)	21 & 23		—		—		25,387		—		25,387		25,387

Total		Rs.	—	Rs.	—	Rs.	71,200	Rs.	108	Rs.	71,308	Rs.	71,308

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

30. Financial instruments (continued)

The carrying value and fair value of financial instruments by each category as at March 31, 2015 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	15	Rs.	5,394	Rs.	—	Rs.	—	Rs.	—	Rs.	5,394	Rs.	5,394
Other investments	11		12,848		24,228		—		—		37,076		37,076
Trade and other receivables	13		40,755		—		—		—		40,755		40,755
Derivative financial instruments			—		—		—		800		800		800
Other assets(1)	14		1,585		—		—		—		1,585		1,585

Total		Rs.	60,582	Rs.	24,228	Rs.	—	Rs.	800	Rs.	85,610	Rs.	85,610

Liabilities:
Trade and other payables	22	Rs.	—	Rs.	—	Rs.	10,660	Rs.	—	Rs.	10,660	Rs.	10,660
Derivative financial instruments			—		—		—		462		462		462
Long-term borrowings	18		—		—		21,289		—		21,289		21,289
Short-term borrowings	18		—		—		21,857		—		21,857		21,857
Other liabilities and provisions(2)	21 & 23		—		—		19,440		—		19,440		19,440

Total		Rs.	—	Rs.	—	Rs.	73,246	Rs.	462	Rs.	73,708	Rs.	73,708

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.11,467 and Rs.12,278 as of March 31, 2016 and March 31, 2015, respectively, are not included.

(2)

Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.7,239 and Rs.7,993 as of March 31, 2016 and March 31, 2015, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	22,558	Rs.	—	Rs.	—	Rs.	22,558
Available for sale - Financial asset - Investment in equity securities		1,751		—		—		1,751
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		67		—		67

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	21,641	Rs.	—	Rs.	—	Rs.	21,641
Available for sale - Financial asset - Investment in equity securities		2,587		—		—		2,587
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		338		—		338

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

The models incorporate various inputs including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at March 31, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

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

The counterparty for these contracts is generally a bank or a financial institution. The Company had a derivative financial asset and derivative financial liability of Rs.175 and Rs.108, respectively, as of March 31, 2016 as compared to derivative financial asset and derivative financial liability of Rs.800 and Rs.462, respectively, as of March 31, 2015 towards these derivative financial instruments.

Further, in respect of these foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net gain of Rs.231, a net gain of Rs.2,226 and a net loss of Rs.426, for the years ended March 31, 2016, 2015, and 2014, respectively.

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

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company recorded, as a component of equity, a net gain of Rs.966, a net gain of Rs.99 and a net loss of Rs.1,650 for the years ended March 31, 2016, 2015 and 2014, respectively.

The Company also recorded, as a component of revenue, a net loss of Rs.1,172, a net gain of Rs.300 and a net loss of Rs.1,093 during the years ended March 31, 2016, 2015 and 2014, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.839 as at March 31, 2016, as compared to a loss of Rs.1,805 as at March 31, 2015.

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

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2016.

Category	Instrument	Currency	Cross Currency(1)	Amounts		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	97.0	Sell
	Forward contract	U.S.$	RON	U.S.$	8.0	Buy
	Forward contract	U.S.$	RUB	U.S.$	15.0	Buy
	Forward contract	EUR	U.S.$	EUR	35.5	Sell
	Option contract	U.S.$	INR	U.S.$	100.0	Sell

Hedges of highly probable forecasted transactions	Forward contract	RUB	INR	RUB	600.0	Sell
	Option contract	EUR	INR	EUR	6.0	Sell
	Option contract	U.S.$	INR	U.S.$	235.0	Sell

(1)	“INR” means Indian Rupees, “RON” means Romanian new leus, and “RUB” means Russian roubles.

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

The table below summarizes the periods when the cash flows associated with highly probable forecasted transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2016		2015
Cash flows in U.S. Dollars
Not later than one month	Rs.	2,816	Rs.	2,969
Later than one month and not later than three months		5,300		5,625
Later than three months and not later than six months		7,123		8,594
Later than six months and not later than one year		3,975		7,188
Later than one year		—		3,438

	Rs.	19,214	Rs.	27,814

Cash flows in Roubles
Not later than one month	Rs.	123	Rs.	27
Later than one month and not later than three months		246		54
Later than three months and not later than six months		222		81
Later than six months and not later than one year		—		161

	Rs.	591	Rs.	323

Cash flows in Euros
Not later than one month	Rs.	38	Rs.	—
Later than one month and not later than three months		75		—
Later than three months and not later than six months		113		—
Later than six months and not later than one year		226		—

	Rs.	452	Rs.	—

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

        The changes in fair value of such interest rate swaps (including cross currency interest rate swaps) are recognized as part of finance cost. Accordingly, the Company has recorded, as part of finance cost, a net loss of Rs.0 and Rs.10 for the years ended March 31, 2016 and 2015, respectively.

As on March 31, 2016, the Company had no outstanding interest rate swap arrangements.

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

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2016. Of the total trade and other receivables, Rs.34,840 as at March 31, 2016 and Rs.33,226 as at March 31, 2015 consisted of customer balances that were neither past due nor impaired.

Financial assets that are past due but not impaired

The Company’s credit period for customers generally ranges from 20 - 180 days. The aging of trade and other receivables that are past due but not impaired is given below:

	As of March 31,
Period (in days)	2016		2015
1 – 90	Rs.	5,151	Rs.	6,229
90 – 180		577		766
More than 180		738		534

Total	Rs.	6,466	Rs.	7,529

See Note 13 of these consolidated financial statements for the activity in the allowance for impairment of trade and other receivables.

Other than trade and other receivables, the Company has no significant class of financial assets that is past due but not impaired.

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

As of March 31, 2016 and 2015, the Company had unutilized credit limits from banks of Rs.14,771 and Rs.10,438, respectively.

As of March 31, 2016, the Company had working capital of Rs.55,042, including cash and cash equivalents of Rs.4,921, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.12,713 and investments in available-for-sale financial assets of Rs.24,309. As of March 31, 2015, the Company had working capital of Rs.55,843, including cash and cash equivalents of Rs.5,394, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.12,848 and investments in available-for-sale financial assets of Rs.24,228.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

b. Liquidity risk (continued)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 18 to these consolidated financial statements) as at March 31, 2016:

Particulars	2017		2018		2019		2020		Thereafter		Total
Trade and other payables	Rs.	12,300	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	12,300
Bank overdraft, short-term loans and borrowings		22,718		—		—		—		—		22,718
Other liabilities and provisions		23,861		702		40		14		770		25,387
Derivative financial instruments - liabilities		108		—		—		—		—		108

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 18 to these consolidated financial statements) as at March 31, 2015:

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

In respect of the Company’s forward contracts, option contracts and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•

an approximately Rs.1,511/(424) increase/(decrease) in the Company’s hedging reserve and an approximately Rs.1,277/(1,707) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2016;

•

an approximately Rs.1,308/(631) increase/(decrease) in the Company’s hedging reserve and an approximately Rs.1,598/(1,790) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2015; and

•

an approximately Rs.1,254/(945) increase/(decrease) in the Company’s hedging reserve and an approximately Rs.3,863/(4,011) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2014.

        In respect of the Company’s foreign currency borrowings designated in a cash flow hedge relationship, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such borrowings would have resulted in an approximately Rs.364, Rs.1,031 and Rs.1,318 increase/decrease in the Company’s hedging reserve as at March 31, 2016, 2015 and 2014, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

c. Market risk (continued)

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2016:

	U.S. dollars		Euro		Russian roubles		Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	1,378	Rs.	93	Rs.	258	Rs.	614	Rs.	2,343
Other investments		832		—		—		—		832
Trade and other receivables		30,518		891		4,125		1,816		37,350
Other assets		190		—		76		320		586

Total	Rs.	32,918	Rs.	984	Rs.	4,459	Rs.	2,750	Rs.	41,111

Liabilities:
Trade and other payables	Rs.	2,681	Rs.	875	Rs.	—	Rs.	369	Rs.	3,925
Long-term borrowings		9,946		—		113		—		10,059
Short-term borrowings		13,846		5,768		3,104		—		22,718
Other liabilities and provisions		9,880		99		1,448		867		12,294

Total	Rs.	36,353	Rs.	6,742	Rs.	4,665	Rs.	1,236	Rs.	48,996

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2015:

	U.S. dollars		Euro		Russian roubles		Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	513	Rs.	410	Rs.	249	Rs.	2,462	Rs.	3,634
Other investments		3,063		—		—		—		3,063
Trade and other receivables		26,214		1,369		4,376		3,780		35,739
Other assets		91		1		62		180		334

Total	Rs.	29,881	Rs.	1,780	Rs.	4,687	Rs.	6,422	Rs.	42,770

Liabilities:
Trade and other payables	Rs.	2,397	Rs.	438	Rs.	66	Rs.	642	Rs.	3,543
Long-term borrowings		19,701		—		140		—		19,841
Short-term borrowings		14,875		2,116		3,866		—		20,857
Other liabilities and provisions		7,645		163		1,598		854		10,260

Total	Rs.	44,618	Rs.	2,717	Rs.	5,670	Rs.	1,496	Rs.	54,501

(1)	Others include currencies such as U.K. pounds sterling, Swiss francs and Venezuelan bolivars.

For the years ended March 31, 2016 and 2015, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by approximately Rs.789 and Rs.1,173, respectively.

Further, in February 2016, the Venezuelan government announced changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. Refer to Note 41 of these consolidated financial statements for further details.

Interest rate risk

As of March 31, 2016 and March 31, 2015, the Company had Rs.29,552 of foreign currency loans carrying a floating interest rate of LIBOR minus 5 bps to LIBOR plus 125 bps and Rs.37,419 of foreign currency loans carrying a floating interest rate of LIBOR plus 7.5-130 bps, respectively. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 18 of these consolidated financial statements.

For the years ended March 31, 2016, 2015 and 2014, every 10% increase or decrease in the floating interest rate component (i.e., LIBOR) applicable to its loans and borrowings would affect the Company’s net profit by approximately Rs.12, Rs.6 and Rs.13, respectively.

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

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2016, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

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

34. Collaboration agreement with Curis, Inc.

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

As partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction (approximately 16.6% of its outstanding common stock immediately after the transaction). The shares issued to Aurigene are subject to a lock-up agreement until January 18, 2017, with the shares being released from such lock-up in 25% increments on each of July 18, 2015, January 18, 2016, July 18, 2016 and January 18, 2017, subject to acceleration of release of all the shares in connection with a change of control of Curis. During the year ended March 31, 2016, lock-up restrictions were released on 8.55 million shares of common stock, representing 50% of the shares which Aurigene received from Curis. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated January 18, 2015 which provides for certain registration rights with respect to resale of the shares. The common stock of Curis is listed for quotation on the NASDAQ Global Market.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

34. Collaboration agreement with Curis, Inc. (continued)

The fair value of the shares of common stock on the date of the Stock Purchase Agreement was Rs.1,452 (U.S.$23.5). These shares are classified as available-for-sale financial instruments and are re-measured at fair value at every reporting date. Accordingly, Rs.272, representing the gain arising from changes in the fair value of such shares of common stock, was recorded in other comprehensive income as of March 31, 2016.

Revenues under the Collaboration Agreement consist of upfront consideration (including the shares of common stock) and the development and commercial milestone payments described below, which are deferred and recognized as revenue over the period for which Aurigene has continuing performance obligations.

Under the Collaboration Agreement, Aurigene is entitled to development and commercial milestone payments as follows:

•	for the first two programs: up to U.S.$52.5 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any;

•

for the third and fourth programs: up to U.S.$50 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any; and

•	for any program thereafter: up to U.S.$140.5 per program, including U.S.$87.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any.

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

This arrangement is accounted for as a joint operation under IFRS 11.

35. Agreement with Merck Serono

On June 6, 2012, the Company and the biosimilars division of Merck KGaA, Darmstadt, Germany, formerly known as Merck Serono (hereinafter, “Merck KGaA”), entered into a collaboration agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties will undertake commercialization based on their respective regional rights as defined in the agreement. The Company will lead and support early product development towards or including Phase I development. Merck KGaA will carry out manufacturing of the compounds and will lead further development for its territories. In its exclusive and co-exclusive territories, the Company will carry out its own development, wherever applicable, for commercialization. As before, the Company will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

During the three months ended December 31, 2015, the Company received from Merck KGaA certain amounts relating to its share of development costs and other amounts linked to the achievement of milestones for the development of compounds under the collaboration agreement, as amended.

36. Agreement with Pierre Fabre

On February 11, 2014, Aurigene entered into a collaborative license, development and commercialization agreement with Pierre Fabre, the third largest French pharmaceutical company. This agreement granted Pierre Fabre global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre, which was deferred and recognized as revenue over the period in which Aurigene had continuing performance obligations.

        During the three months ended September 30, 2015, Aurigene entered into another agreement with Pierre Fabre to transfer back to Aurigene the rights earlier out-licensed for the development and commercialization of AUNP-12. As a result of such arrangement, Aurigene paid to Pierre Fabre a portion of the upfront consideration received and retained and recognized the remaining upfront consideration as revenue, as there are no pending performance obligations.

37. Asset purchase agreement with Hatchtech Pty Limited

On September 7, 2015, the Company entered into an asset purchase agreement with Hatchtech Pty Limited (“Hatchtech”) for the purchase of intellectual property rights to an innovative prescription head lice product, Xeglyze™ Lotion. The exclusive rights for this product are applicable for the territories of the United States, Canada, India, Russia and other countries of the former Soviet Union, Australia, New Zealand and Venezuela.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

37. Asset purchase agreement with Hatchtech Pty Limited (continued)

As partial consideration for the purchase of these assets, the Company paid Hatchtech an upfront amount of Rs.606 (U.S.$9.25). In addition to the foregoing payments, the Company is also required to pay certain development and commercial milestones related payments to Hatchtech for purchase of these assets.

During the three months ended December 31, 2015, the Company paid Hatchtech development milestone payments of Rs.341 (U.S.$5).

The transaction was recorded as an acquisition of product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization.

The carrying amount of the intangible asset as on March 31, 2016 was Rs.947 (U.S.$14.25).

38. Asset purchase agreement with Alchemia

In November 2015, the Company entered into an asset purchase agreement with Alchemia Limited (“Alchemia”) for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium. The closing conditions for the transaction included the approval of Alchemia’s shareholders which was obtained on November 10, 2015. As per the terms of the agreement, the Company paid net consideration of Rs.1,158 (U.S.$17.5) upon the closing of the transaction in exchange for the acquired intellectual property rights.

Prior to this asset purchase agreement, the Company had worldwide, exclusive rights from Alchemia to market fondaparinux sodium in all territories in exchange for Alchemia’s right to an agreed share of the net profits generated from sales in those territories. As a result of the closing of the asset purchase agreement, Alchemia is not entitled to receive any further profit share revenues from fondaparinux sales on or after July 1, 2015.

The transaction was recorded as an acquisition of technology related intangible asset with an estimated useful life of 4 years.

39. Agreement with Novartis Consumer Health Inc.

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

The transaction has been recorded as an acquisition of a product related intangible asset with a useful life of 8 years. The carrying amount of the asset as at March 31, 2016 was Rs.4,265.

40. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to cGMP deviations at its API manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh previously raised in Form 483 observations following inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively.

The warning letter does not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations.

The Company submitted its response to the warning letter on December 7, 2015. Further, the Company provided updates on the progress of its corrective actions to the U.S. FDA in January 2016, March 2016 and May 2016.

        The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously, and will continue to work diligently to address the observations identified in the warning letter, and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter.

41. Venezuela operations

Dr. Reddy’s Venezuela, C.A., a wholly owned subsidiary of the Company, is primarily engaged in the import of pharmaceutical products from the parent company and other subsidiaries of the Company and the sale of such products in Venezuela. During the years ended March 31, 2016 and 2015, the Company’s revenues from Venezuela were Rs.4,666 (Venezuelan bolivar (“VEF”) 457) and Rs.8,335 (VEF 813) respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

41. Venezuela operations (continued)

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

The new second tier, SICAD, is a combination of the former second and third tiers, SICAD I and SICAD II, with an initial rate of approximately 12 VEF per U.S.$1.00. The first tier, the official exchange rate, is unchanged and sells dollars at 6.3 VEF per U.S.$1.00 for preferential goods.

Nine months ended December 31, 2015

For the nine months ended December 31, 2015, all the monetary assets and liabilities that were eligible for exchange at the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00 and were pending for approval have been translated at such rate. The balance of the Company’s Venezuelan monetary assets and liabilities for the nine months ended December 31, 2015, which the Company believes may not qualify for the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00, have been translated using the SIMADI rate. Consequently, foreign exchange loss of Rs.776 and Rs.843 on translation of such monetary assets and liabilities at the SIMADI rate was recorded under “finance expenses” for the nine months ended December 31, 2015 and the year ended March 31, 2015, respectively.

During the nine months ended December 31, 2015, the Company received approvals for only U.S.$4 from the CENCOEX for remittance towards the importation of pharmaceutical products at the CENCOEX preferential rate.

Update during the three months ended March 31, 2016

The economic conditions in Venezuela continued to deteriorate further during the three months ended March 31, 2016. In February 2016, the Venezuelan government announced changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. The following changes became effective as of March 10, 2016:

•

The CENCOEX preferential rate was replaced with a new “DIPRO” rate. The DIPRO rate is only available for purchases and sales of essential items. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00.

•	The SICAD exchange rate mechanism, which last auctioned USD for approximately 13 VEF per U.S.$1.00, was eliminated.

•

The SIMADI exchange rate mechanism was replaced with a new “DICOM” rate, which governs all transactions not subject to the DIPRO exchange rate and will fluctuate according to market supply and demand. As of March 31, 2016, the DICOM exchange rate was 272.5 VEF per U.S.$1.00.

The Company has not yet received approvals from the Venezuelan government to repatriate any amount at preferential rates beyond the U.S.$4 already approved and received during the year ended March 31, 2016. The Company fully considered all the aforesaid developments, facts and circumstances and, following the guidance available in IAS 21, believes that it is appropriate to use the DICOM rate (i.e. 272.5 VEF per U.S.$1.00) for translating the monetary assets and liabilities of the Venezuelan subsidiary as at March 31, 2016.

Tabulated below is the impact of the foregoing on the financial statements of the Company:

Particulars	Year ended March 31, 2015		Nine months ended December 31, 2015		Three months ended March 31, 2016		Year ended March 31, 2016
Foreign exchange loss on account of currency devaluation and translation of monetary assets and liabilities using SIMADI / DICOM rate recorded under finance expense	Rs.	843	Rs.	776	Rs.	3,845	Rs.	4,621

Impact of inventory write down and reversal of export incentives recorded under cost of revenues		—		—		341		341
Impairment of property, plant and equipment recorded under selling, general and administrative expenses		—		—		123		123

Total	Rs.	843	Rs.	776	Rs.	4,309	Rs.	5,085

Including the foreign exchange loss of Rs.843 recognized during the year ended March 31, 2015, total loss recognized on account of operations in Venezuela was Rs.5,928 as of March 31, 2016.

Notwithstanding the ongoing uncertainty, the Company continues to actively engage with the Venezuelan Government and seek approval to repatriate funds at preferential rates.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

42. License agreement with Xenoport

On March 28, 2016, the Company and XenoPort, Inc. (“XenoPort”) entered into a license agreement pursuant to which the Company was granted exclusive U.S. rights for the development and commercialization of XenoPort’s clinical stage oral new chemical entity. The Company plans to develop the in-licensed compound as a potential treatment for moderate-to-severe chronic plaque psoriasis and for relapsing forms of multiple sclerosis.

The transaction was subject to satisfaction of certain customary closing conditions, including among other things the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), following the Company’s premerger notification filing under the HSR Act with the applicable governmental authorities regarding its intention to acquire these rights.

Upon the completion of all closing conditions, in May 2016, the Company paid a U.S.$47.5 up-front payment and an additional U.S.$2.5 for the transfer of certain clinical trial materials as per the terms of the agreement.

In addition to the up-front payment, XenoPort will also be eligible to receive up to U.S.$190 upon the achievement by the Company of certain regulatory milestones, which could be achieved over a period of several years. In addition, XenoPort will be eligible to receive up to U.S.$250 upon the achievement by the Company of certain commercial milestones, and up to mid-teens percentage rate royalty payments based on the Company’s net sales of the product in the United States.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

43. Contingencies

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

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

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

Nexium United States litigations

Five federal antitrust class action lawsuits were brought on behalf of direct purchasers of Nexium®, and ten federal class action lawsuits were brought under both state and federal law on behalf of end-payors of Nexium®. These actions were filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions were consolidated in the United States District Court for the District of Massachusetts.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

43. Contingencies (continued)

Product and patent related matters (continued)

The complaints alleged that AstraZeneca and the involved generic manufacturers settled patent litigation related to Nexium® capsules in ways that violated antitrust laws. The Company consistently maintained that its conduct complied with all applicable laws and that the complaints were without merit. In response to a motion for summary judgment made by the Company, the Court granted the motion in part and denied it in part, finding that the plaintiffs had failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included any large or unjustified reverse payment, but preserving other claims for trial.

On October 20, 2014, the Company reached a settlement with all plaintiffs who had cases pending in the District of Massachusetts. The settlements with the class plaintiffs were subject to the Court’s approval. Under the terms of the settlement, the Company made no payment to the class plaintiffs. The remaining defendants went to trial and prevailed, and that matter is on appeal.

The Court granted preliminary approval of the Company’s settlements with the class plaintiffs on January 28, 2015, and granted final approval of such settlements on September 29, 2015.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

Reclast and Zometa United States litigation

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA referencing Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA referencing Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other defendants from launching generic equivalents to the Reclast® and Zometa® products. The Court denied Novartis’ motion for a temporary restraining order on March 1, 2013 and, later that month, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product). The Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product) in April 2013.

In January 2016, the parties reached an agreement settling litigation regarding these products. Under the terms of the agreement, the Company made a one-time payment to Novartis in exchange for a license to all relevant patents. The settlement ended the potential patent related liability associated with the Company’s sale of these products.

Pursuant to this agreement, the Company paid Rs.430 (U.S.$6.5) to Novartis as a settlement amount for past and future sales of the products. Of the total amount, Rs.69 (U.S.$1.04) represents the payment for a non-exclusive license and is recognized as a product related intangible asset and the balance of Rs.361 (U.S.$5.46) is recorded as “Selling, general and administrative expense” in the Company’s consolidated income statement for the year ended March 31, 2016.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (the “CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company has violated the Consumer Product Safety Act (the “CPSA”) and the Poison Prevention Packaging Act (the “PPPA”) and intends to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations.

        Simultaneously, the Department of Justice (the “DOJ”) had begun to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act (“FCA”) related to these same issues (the “FCA Complaint”). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation declined to intervene in the FCA Complaint. On November 10, 2015, the FCA Complaint was unsealed and the plaintiff whistleblowers (the “Relators”), who are two former employees of the Company, have proceeded without the DOJ’s and States’ involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company’s generic prescription products sold in the U.S. in various bottle and cap packaging. The Company disputes the allegations in the FCA Complaint and intends to vigorously defend against those allegations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

43. Contingencies (continued)

Product and patent related matters (continued)

Although the DOJ and States have declined to intervene in the FCA Complaint filed by the Relators, the parallel investigation by the CPSC under the CPSA and the PPPA was referred by the CPSC to the DOJ in April 2016, with the recommendation that the DOJ initiate a civil penalty action against the Company. The CPSC related matter referred to the DOJ relates to 5 of the blister pack products. The Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision related to these investigations and claims is made in the Company’s consolidated financial statements as of March 31, 2016. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

Namenda United States Litigations

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end-payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All defendants, including the Company, have moved to dismiss the claims.

Four other class action complaints, each containing similar allegations to the Sergeants complaint, have also been filed in the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set out in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

Private Party Class Action Litigation on Pricing/Reimbursement Matters

On December 30, 2015, a class action complaint was filed against the Company and eighteen other pharmaceutical defendants (the “Action”) in State Court in the Commonwealth of Pennsylvania. In the Action, class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company’s generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets). The Company disputes these allegations and intends to vigorously defend against these allegations.

Environmental matters

Land pollution

        The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company along with the alleged polluting industries have challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

43. Contingencies (continued)

Environmental matters (continued)

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

On November 27, 2015, the Supreme Court of India dismissed the appeal of the Central Excise Authorities and passed an order in favor of the Company.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

43. Contingencies (continued)

Indirect taxes related matters (continued)

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus 100% penalties and interest thereon	The Company has filed an appeal before the CESTAT.

October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon	The Company has filed an appeal before the CESTAT.

April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has filed an appeal before the CESTAT.

April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has filed an appeal before the CESTAT.

April 2013 to March 2014	Rs.69 plus interest and penalties	The Company has filed an appeal before the CESTAT.

April 2014 to March 2015	Rs.108 plus interest and penalties	The Company is in the process of responding to such notice.

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in the Company’s consolidated financial statements as of March 31, 2016.

Value Added Tax (“VAT”) matter

The Company received various show cause notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.

April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.

April 2011 to March 2013	Rs.16 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company. In January 2016, the Assistant Commissioner issued an order partially in favor of the Company.

The Company has recorded a provision of Rs.27 as of March 31, 2016, and believes that the possibility of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.57. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in the Company’s consolidated financial statements as of March 31, 2016

Fuel Surcharge Adjustments

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

43. Contingencies (continued)

Fuel Surcharge Adjustments (continued)

After taking into account all of the available information and legal provisions, the Company has recorded Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of March 31, 2016, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in respect of this matter in the Company’s consolidated financial statements as of March 31, 2016.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.845. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision was made in respect of these matters in the Company’s consolidated financial statements as of March 31, 2016.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly owned subsidiary of the Company in Mexico, received a notice from Mexico’s Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended on December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.663 (MXN172.5). The Company disagrees with the SAT’s allegations and filed an appeal with the SAT. The Company believes that possibility of any liability that may arise on account of this litigation is not probable and hence, no provision has been made in the financial statements.

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

44. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2016, 2015 and 2014:

	For the Year Ended March 31, 2016
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	9,574	Rs.	16,641	Rs.	4,959	Rs.	31,174
Depreciation and amortization		5,241		3,933		1,076		10,250

	For the Year Ended March 31, 2015
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	9,469	Rs.	15,400	Rs.	4,098	Rs.	28,967
Depreciation and amortization		4,154		3,023		923		8,100

	For the Year Ended March 31, 2014
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	8,526	Rs.	13,727	Rs.	2,684	Rs.	24,937
Depreciation and amortization		3,771		2,901		434		7,106

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

45. Subsequent events

Buyback of equity shares

The Board of Directors of the Company, in their meeting held on February 17, 2016, approved a proposal to buyback equity shares of the Company, subject to approval by the Company’s shareholders, for an aggregate amount not exceeding Rs.15,694 (referred to as the “Maximum Buyback Size”) and at a price not exceeding Rs.3,500 per equity share (referred to “Maximum Buyback Price”) from shareholders of the Company (including persons who become shareholders by cancelling American Depository Shares and receiving underlying equity shares, and excluding the promoters and promoter group of the Company) under the open market route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder. The shares bought back under this plan shall be extinguished in accordance with the provisions of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder.

The Company obtained the approval of the shareholders for the buyback plan on April 1, 2016 and the buyback plan commenced on April 18, 2016.

As of June 22, 2016, the Company has bought back 5,024,178 equity shares pursuant to this buyback plan for an aggregate purchase price of Rs.15,526.

Asset purchase agreement with Ducere Pharma LLC

On May 23, 2016, the Company entered into an asset purchase agreement with Ducere Pharma LLC for the purchase of a portfolio of certain pharmaceutical brands for a total consideration of Rs.1,144 (U.S.$17). The acquisition is expected to strengthen the Company’s presence in the dermatology, cough-and-cold and pain therapeutic areas forming part of the Company’s over-the-counter (“OTC”) business in the United States.

Asset purchase agreement with Teva Pharmaceutical Industries Ltd.

On June 10, 2016, the Company entered into a definitive agreement with Teva Pharmaceutical Industries Ltd. (“Teva”) and an affiliate of Allergan plc (“Allergan”) to acquire a portfolio of eight Abbreviated New Drug Applications (“ANDAs”) in the United States for U.S.$350 in cash at closing. The acquired portfolio consists of products that are being divested by Teva as a precondition to its closing of the acquisition of Allergan’s generics business. The acquisition of these ANDAs is also contingent on the closing of the Teva/Allergan generics purchase transaction and approval by the U.S. Federal Trade Commission of the Company as a buyer.

46. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries, associates and joint ventures as of March 31, 2016:

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100	%(3)
Aurigene Discovery Technologies Inc.	U.S.A.	100	%(3)
Aurigene Discovery Technologies Limited	India	100%
beta Institut gemeinnützige GmbH	Germany	100	%(8)
betapharm Arzneimittel GmbH	Germany	100	%(8)
Cheminor Investments Limited	India	100%
Chienna B.V.	Netherlands	100	%(13)
Chirotech Technology Limited	United Kingdom	100	%(5)
DRANU LLC	U.S.A.	50	%(15)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100	%(10)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100	%(10)
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100	%(10)
Dr. Reddy’s Laboratories Inc.	U.S.A.	100	%(10)
Dr. Reddy’s Laboratories International SA	Switzerland	100	%(10)
Dr. Reddy’s Laboratories Japan KK (from April 21, 2015)	Japan	100	%(10)
Dr. Reddy’s Laboratories, LLC	Ukraine	100	%(10)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

46. Organizational structure (continued)

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100	%(6)
Dr. Reddy’s Laboratories New York, Inc.	U.S.A.	100	%(10)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100	%(10)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100	%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories SAS (from November 4, 2014)	Colombia	100	%(10)
Dr. Reddy’s Laboratories Tennessee, LLC	U.S.A.	100	%(6)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100	%(5)
Dr. Reddy’s New Zealand Limited.	New Zealand	100	%(10)
Dr. Reddy’s Pharma SEZ Limited	India	100%
Dr. Reddy’s Singapore PTE Limited	Singapore	100	%(10)
Dr. Reddy’s Srl	Italy	100	%(11)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100	%(10)
DRL Impex Limited	India	100%
Eurobridge Consulting B.V.	Netherlands	100	%(1)
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Idea2Enterprises (India) Pvt. Limited	India	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33	%(4)
Lacock Holdings Limited	Cyprus	100	%(10)
OOO Dr. Reddy’s Laboratories Limited	Russia	100	%(10)
OOO DRS LLC	Russia	100	%(9)
OctoPlus B.V. (formerly OctoPlus N.V.)	Netherlands	100	%(12)
OctoPlus Development B.V.	Netherlands	100	%(13)
OctoPlus Sciences B.V.	Netherlands	100	%(13)
OctoPlus PolyActive Sciences B.V.	Netherlands	100	%(14)
OctoPlus Technologies B.V.	Netherlands	100	%(13)
OctoShare B.V.	Netherlands	100	%(13)
Promius Pharma LLC	U.S.A.	100	%(6)
Reddy Antilles N.V.	Netherlands	100%
Reddy Specialities GmbH (till November 21, 2015)	Germany	100	%(8)
Reddy Cheminor S.A.	France	100	%(2)
Reddy Holding GmbH	Germany	100	%(10)
Reddy Netherlands B.V.	Netherlands	100	%(10)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia S.R.L. (formerly Reddy Pharma Italia S.p.A.)	Italy	100	%(7)
Reddy Pharma SAS (from October 29, 2015)	France	100	%(10)
DRSS Solar Power Private Limited	India	26	%(16)
DRES Solar Power Private Limited (from October 6, 2015)	India	26	%(16)

(1)	Indirectly owned through Reddy Antilles N.V.
(2)	Subsidiary under liquidation.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)

Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company’s financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

46. Organizational structure (continued)

(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through Eurobridge Consulting B.V.
(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia S.R.L.
(12)	Indirectly owned through Reddy Netherlands B.V.
(13)	Indirectly owned through OctoPlus B.V.
(14)	Indirectly owned through OctoPlus Sciences B.V.
(15)	DRANU LLC is consolidated in accordance with guidance available in IFRS 10.
(16)	Accounted in accordance with IFRS 11 ‘Joint Arrangements’.

Item 19.	EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes

1.1.	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(5)

1.2.	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)

1.3.	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)

1.4.	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(6)

1.5.	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

1.6.	Amended and Restated Articles of Association of the Registrant dated September 17, 2015	(9)

2.1.	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)

2.2.	Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

2.3.	Scheme of Arrangement between the Registrant and its members for issue of bonus debentures, including Notice of Meeting of Members to approve same dated April 29, 2010 and Explanatory Statement dated April 29, 2010.	(8)

2.4.	Debenture Trust Deed dated March 16, 2011 between the Registrant and IDBI Trusteeship Services Limited (regarding trustee services for our bonus debentures).	(8)

2.5.	Liquidity Facility Services Agreement dated April 2, 2011 between the Registrant and DSP Merrill Lynch Capital Limited (regarding liquidity facility for our bonus debentures).	(8)

4.1.	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)

4.2.	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)

4.3.	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006	(4)

4.4.	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(7)

8.	List of subsidiaries, associates and joint ventures of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(6)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(7)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(8)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(9)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.

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

June 23, 2016