Form 20-F
period 2017-03-31
DR REDDYS LABORATORIES LTD
filed 2017-06-19
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2017

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

165,741,713 Equity Shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.64.85, as published by Federal Reserve Board of Governors on March 31, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated income statement data for the years ended March 31, 2017, 2016, 2015, 2014 and 2013 and the selected consolidated statement of financial position data as of March 31, 2017, 2016, 2015, 2014 and 2013 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

		For the year ended March 31,
	2017	2017	2016	2015	2014	2013
		(Rs. in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$2,171	Rs.140,809	Rs.154,708	Rs.148,189	Rs.132,170	Rs.116,266
Cost of revenues	963	62,453	62,427	62,786	56,369	55,687
Gross profit	1,208	78,356	92,281	85,403	75,801	60,579
Selling, general and administrative expenses	715	46,372	45,702	42,585	38,783	34,272
Research and development expenses	301	19,551	17,834	17,449	12,402	7,674
Other (income)/expense, net	(16)	(1,065)	(874)	(917)	(1,416)	(2,479)
Results from operating activities	208	13,498	29,619	26,286	26,032	21,112
Finance (expense)/income, net	12	806	(2,708)	1,682	400	460
Share of profit of equity accounted investees, net of tax	5	349	229	195	174	104
Profit before tax	226	14,653	27,140	28,163	26,606	21,676
Tax expense	40	2,614	7,127	5,984	5,094	4,900
Profit for the year	186	12,039	20,013	22,179	21,512	16,776
Attributable to:
Equity holders of the Company	186	12,039	20,013	22,179	21,515	16,777
Non-controlling interests	—	—	—	—	(3)	(1)
Profit for the year	U.S.$186	Rs.12,039	Rs.20,013	Rs.22,179	Rs.21,512	Rs.16,776
Earnings per share
Basic	U.S.$1.11	Rs.72.24	Rs.117.34	Rs.130.22	Rs.126.52	Rs.98.82
Diluted	U.S.$1.11	Rs.72.09	Rs.116.98	Rs.129.75	Rs.126.04	Rs.98.44
Weighted average number of equity shares used in computing earnings per equity share*
Basic		166,648,943	170,547,643	170,314,506	170,044,518	169,777,458
Diluted		166,997,675	171,072,780	170,933,433	170,695,017	170,432,680
Cash dividend per equity share**	U.S.$0.30	Rs.20	Rs.20	Rs.18	Rs.15	Rs.13.75

* Each ADR represents one equity share.

** Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2017	2017		2016		2015		2014		2013
	(Rs. in millions, U.S.$ in millions, except share data)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S.$60	Rs.	3,866	Rs.	4,921	Rs.	5,394	Rs.	8,451	Rs.	5,136
Other investments (current and non-current)	301		19,507		37,022		37,076		25,083		17,172
Total assets	3,390		219,821		207,650		194,762		170,223		142,369
Total long term debt, excluding current portion	84		5,449		10,685		14,307		20,740		12,625
Total equity	U.S.$1,913	Rs.	124,044	Rs.	128,336	Rs.	111,302	Rs.	90,801	Rs.	72,805
Number of shares outstanding			165,741,713		170,607,653		170,381,174		170,108,868		169,836,475

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2017 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.64.85, as published by the Federal Reserve Board of Governors on March 31, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

For the year ended March 31,	Period End	Average	High	Low
2013	54.52	54.48	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.34	63.67	58.30
2016	66.25	65.58	68.84	61.99
2017	64.85	66.96	68.86	64.85

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2016	66.94	66.49
November 2016	68.86	66.39
December 2016	68.29	67.38
January 2017	68.39	67.48
February 2017	67.04	67.20
March 2017	66.83	64.85

On June 9, 2017, the noon buying rate in the city of New York was Rs.64.24 per U.S. dollar.

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

Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs. For example, in the year ended March 31, 2017 we experienced delays in obtaining approvals from the U.S. Food and Drug Administration (“U.S. FDA”) for various generic and specialty products as anticipated, principally as a result of the warning letter referenced below.

Additionally, governmental authorities, including among others the U.S. FDA and the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. More recently, a number of Indian generic pharmaceutical companies were issued import alerts and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of active pharmaceutical ingredients and formulations plants servicing the United States and other markets of our Global Generics business is based out of India. There has been an increasing trend by the U.S. FDA and governmental regulators in other developed countries towards Indian manufacturing site audits. While our quality practices and quality management systems are conducted in a manner designed to satisfy these types of audits, we cannot guarantee that our efforts will prevent adverse outcomes such as audit observations, corrective action requests, warning letters or import bans.

For example, in November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at three of our manufacturing facilities—two API manufacturing facilities and one injectable oncology formulations manufacturing facility in India. This had an adverse impact on new product approvals from these sites, and we have taken steps to minimize the impact from these sites through transfers of certain key products to alternate manufacturing facilities. We took the matters identified by U.S. FDA in the warning letter seriously, and continued to develop and implement our corrective action plans relating to the warning letter during the year ended March 31, 2017. The U.S. FDA conducted reinspection of the aforementioned manufacturing facilities in March and April 2017. During the re-inspections, the U.S. FDA issued three observations with respect to our API facility at Miryalaguda, two observations with respect to our API facility at Srikakulam and thirteen observations with respect to our oncology formulation manufacturing facility. We responded to such observations, and believe that we can resolve them satisfactorily in a timely manner.

More generally, unless and until any issues raised in a warning letter from the U.S. FDA are resolved to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of our new products and new drug applications, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against us. The delay in approvals due to moving to an alternate site or alternate vendor, or the cost incurred in connection with remedial actions, can have significant adverse impacts on our ongoing business, financial results and routine operations.

In recent years, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. We have been subject to increasing scrutiny of our manufacturing operations, and in previous years several of our facilities have been the subject of significant regulatory actions requiring substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. These regulatory actions also adversely affected our ability to supply various products worldwide and to obtain new product approvals at such facilities. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

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

An increasing portion of our portfolio is “biologic” products. Unlike traditional “small-molecule” drugs, biologic drugs cannot be manufactured synthetically, but typically must be produced from living plant or animal cells or micro-organisms. As a result, the production of biologic drugs that meet all quality and regulatory requirements is especially complex and is more susceptible to batch failures.

We also manufacture and sell a number of sterile products, including oncology products, which are technically complex to manufacture, and require sophisticated environmental controls. Because the production process for such products is so complex and sensitive, any production failures may lead to lengthy supply interruptions.

Typically, biological therapeutics face third party intellectual property rights, otherwise known as freedom to operate (“FTO”) issues, more than small molecule therapeutics because of the types of patents allowed by national patent offices. Further, our ability to successfully challenge third party patent rights is dependent on the laws of the applicable countries. The regulatory requirements are still evolving in many markets where we sell or manufacture products, including our bio-similar products, and regulatory requirements may be unclear due to lack of precedents, among other reasons, which may lead to delays in product approvals or other sanctions.

Although we do not currently have any existing biosimilar product license applications under review, there remains some uncertainty regarding the abbreviated biosimilar approval pathway in the United States and other countries.

In the United States, the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products.

In March 2015, the U.S. FDA approved the first biosimilar product submitted under the abbreviated biosimilar pathway. In May 2015, March 2016 and January 2017, the U.S. FDA released a number of biosimilar guidance documents. While the U.S. FDA has issued guidelines, the regulatory policies in this area are still evolving.

In addition, a number of legal challenges concerning the requirements of the abbreviated biosimilar pathway are under review, although one significant legal challenge was recently resolved. In June 2017, the U.S. Supreme Court announced its decision in Sandoz v. Amgen, ruling that a biosimilar manufacturer may give an innovator the requisite 180 days’ notice of launch as soon as the biosimilar product application is filed with the U.S. FDA. As a result, the speed at which biosimilars can be brought to market can be accelerated by up to 180 days, as compared to the timing that would have applied if such notices were required to be delayed until the U.S. FDA approved the biosimilar application, as some innovators had asserted prior to the Court’s decision.

We operate in a highly competitive and rapidly consolidating industry which may adversely affect our revenues and profits.

Our products face intense competition from products commercialized or under development by competitors in all of our business segments based in India, the United States and other markets. Many of our competitors have greater financial resources and marketing capabilities than we do. Our competitors may succeed in developing technologies and products that are more effective, more popular or cheaper than any we may develop or license, thus rendering our technologies and products obsolete or uncompetitive, which would harm our business and financial results.

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

Reforms in the health care industry, opposition to free trade agreements and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Our businesses are operating in an ever more challenging environment, with significant pressures on the pricing of our products and on our ability to obtain and maintain satisfactory rates of reimbursement for our products by governments, insurers and other payors. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly than in the past.

These pressures are particularly strong given the persistently weak economic and financial environment in many countries and the increasing demand for healthcare resulting from the aging of the global population and associated increases in non-communicable diseases. These pressures are further compounded by consolidation among distributors, retailers, private insurers, managed care organizations and other private payors, which can increase their negotiating power. In addition, these pressures are augmented by intense publicity regarding the pricing of pharmaceuticals by our competitors, as well as government investigations and legal proceedings regarding pharmaceutical pricing practices. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. Our products continue to be subject to increasing price and reimbursement pressure that can limit the revenues we earn from our products in many countries due to, among other things:

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

In 2017, a new administration, which had promised to repeal and replace the PPACA, took office in the United States and there are ongoing efforts to achieve that goal. For example, in March 2017, the U.S. House of Representatives passed the “American Health Care Act” in order to repeal and replace the PPACA. Such legislation is pending in the U.S. Senate, and is anticipated to be significantly revised or substituted with new legislation before a final law is passed. Any changes in the PPACA, the Medicaid Part D program or other laws relating to drug pricing, coverage through Medicaid or Medicare, or other facets of the U.S. healthcare market could have a material adverse effect on our results of operations, financial condition or business.

Another significant issue in the new administration’s campaign platform was opposition to free trade agreements, and there are ongoing efforts to achieve that goal as well. For example, the United States recently withdrew from the Trans-Pacific Partnership (“TPP”) free trade agreement. Any such changes in free trade agreements could, among other things, interfere with free trade in goods, impose additional customs duties or tarriffs, increase the costs and difficulties of international transactions and potentially disturb the international flow of goods, and thus may have a material adverse effect on our financial performance.

We have operations in certain countries susceptible to political and economic instability that could lead to disruption or other adverse impacts upon such operations.

We expect to derive an increasing portion of our sales from regions such as Latin America, Russia and other countries of the former Soviet Union, Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political and economic instability. For example, as a result of severe political instability and ongoing conflict in Ukraine, the United States and the European Union have imposed sanctions on certain individuals and companies in Ukraine and Russia, including sanctions targeted at the Crimea region of Ukraine which was annexed by Russia. Political instability in the region, combined with low worldwide oil prices, has resulted in significant devaluation of the Russian rouble and may continue to have a negative impact on the Russian economy. In addition, the Ukrainian hryvnia experienced significant devaluation in 2014 and 2015 and the Venezuelan bolivar experienced significant devaluation beginning in 2013 and continuing through 2017.

Furthermore, the currencies of certain other markets in which we operate (such as South African rands, Brazilian reals and Kazakhstan tenges) have undergone significant currency volatility in 2015 and 2016. Some of these are new markets that we have recently entered, and we may decide to enter other new markets in the future and thus may face additional risks arising out of political and economic instability.

We monitor significant political, legal, regulatory and economic developments in these regions and attempt to mitigate our exposure where possible. However, mitigation is not always possible, and our international operations could be adversely affected by political, legal, regulatory and economic developments, such as changes in capital and exchange controls; expropriation and other restrictive government actions; intellectual property protection and remedy laws; trade regulations; procedures and actions affecting approval, production, pricing and marketing of, reimbursement for and access to our products; and intergovernmental disputes, including embargoes and/or military hostilities.

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

On June 23, 2016, the United Kingdom (“UK”) held a remain-or-leave referendum on its membership within the European Union (“EU”), the outcome of which was a decision for the UK to exit from the EU (the “Brexit”). A process of negotiation will likely determine the future terms of the UK’s relationship with the EU, as well as whether the UK will be able to continue to benefit from the EU’s free trade and similar arrangements. Until the Brexit negotiation process is initiated and completed, it is difficult to anticipate the potential impact on our operations. As the process of Brexit evolves, we will continue to assess its impact on us.

Failure to maintain supply of compliant, quality product.

We may experience difficulties, delays and interruptions in the manufacturing and supply of our products for various reasons, including among other reasons:

•	demand significantly in excess of forecast demand, which may lead to supply shortages (this is particularly challenging before the launch of a new product);

•	supply chain disruptions, including those due to natural or man-made disasters at one of our facilities or at a critical supplier or vendor;

•

delays in construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products (the complexities associated with biologics facilities, especially for drug substance, increases the probability of delay);

•	the inability to supply products due to a product quality failure or regulatory agency compliance action such as license withdrawal, product recall or product seizure; and

•

other manufacturing or distribution problems, including changes in manufacturing production sites, limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, or physical limitations or other business interruptions that could impact continuous supply.

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

Shareholders of a public company sometimes bring securities class action lawsuits against the company following periods of instability in the market price of that company’s securities. As a public company grows in size, the risk of such litigations may increase.    If we were to be sued in any such class action suit, irrespective of the merits of the underlying case, it could have adverse effects on us, including among other things: (a) a diversion of management’s time and attention and other resources from our business and operations, which could harm our results of operations; (b) negative publicity, which could harm our reputation and restrict our ability to raise capital in the future; (c) require us to incur significant expenses to defend the suit; and (d) if a claim against us is successful, we may be required to pay significant damages and, in certain circumstances, to indemnify our directors and officers if they are named as defendants in the class action suit. Any of the foregoing could, individually or in the aggregate, have a material adverse effect on our financial condition and results of operations and/or the price of our ADSs.

A relatively small group of products may represent a significant portion of our net revenues, gross profit or net earnings from time to time.

In certain markets, sales of a limited number of products may represent a significant portion of our net revenues, gross profit and net earnings. If the volume or pricing of such products declines in the future, our business, financial position and results of operations could be materially adversely affected.

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

Certain other countries may consider the implementation of a tender system or other forms of price controls. Even if a tender system is ultimately not implemented, the anticipation of such a system could result in price reductions. Failing to win tenders, or the implementation of similar systems or other forms of price controls in other markets leading to further price declines, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

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

Further, we have been involved in various litigations involving challenges to the validity or enforceability of registered patents and therefore settling such patent litigations has been and is likely to continue to be an important part of our business.

Parties to patent litigation settlement agreements in the United States, including us, are required by law to file them with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice for review. The FTC has publicly stated that, in its view, some of the brand-generic settlement agreements violate the antitrust laws and has brought actions against some brand and generic companies that have entered into such agreements. Accordingly, such settlement agreements may expose us to antitrust violation claims.

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

We may be susceptible to significant product liability claims that are not covered by insurance.

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

Additionally, the proposed rule is likely to increase management and operating costs as a result of the need to set up database and software systems to monitor and track changes made, revisit internal processes regarding product label changes by regulatory teams, enable signal detection by pharmacovigilance and make changes in packaging and logistics involving our supply chain teams. Any failure to do this adequately can lead to an increase in our potential exposure to product liability claims and litigation. The U.S. FDA has announced that it will issue a final rule in April 2017. However, an update from the U.S. FDA has not yet been announced.

The risk of exposure to lawsuits is likely to increase as we develop our own new patented products, or limited competition/complex products, such as injectable or biosimilar products, in addition to making generic versions of drugs that have been in the market for some time. In addition, the existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.

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

In a worst case scenario, this could also result in a government forced shutdown of our manufacturing plants, which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers and would adversely affect our business and results of operations.

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

A significant portion of our revenues are in currencies other than the Indian rupee, especially the U.S. dollar, the Euro, the Russian rouble, and the U.K. pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in Indian rupees may decrease and our financial performance may be adversely impacted. This also exposes us to additional risks in the event of devaluations, hyperinflation or restrictions on the conversion of foreign currencies, such as the devaluation of the Venezuelan bolivar beginning in 2013 and continuing through 2017.

Further, we may also be exposed to credit risks in some of the emerging markets from our customers on account of adverse economic conditions.

We use derivative financial instruments to manage some of our net exposure to currency exchange rate fluctuations in certain key foreign currencies. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure.

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

Since a large part of our business centers around the United States, changes to the U.S. immigration laws could make it more difficult to obtain nonimmigrant work authorizations in the United States. There have been and will continue to be calls for extensive changes to U.S. immigration laws regarding the admission of highly-skilled temporary and permanent workers.

There are some legislative proposals which, if passed and signed into law, could add further costs and/or restrictions to some of the high-skilled temporary worker categories and, in turn, our cost of doing business in the United States may increase. This could have a material and adverse effect on our business, revenues and operating results.

We have concentrations of sales to certain customers that increases our credit risks. Consolidation among distributors and pharmaceutical companies could increase this risk, and also adversely impact our business prospects.

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2017, our ten largest customers accounted for approximately 90% of our North America Global Generics segment’s revenues. We are exposed to a concentration of credit risk in respect of these customers. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, creates competition among pharmaceutical companies to have their products included in the formulary of those groups and enables those groups to extract price discounts on our products. Furthermore, the recent trend of consolidation among such groups, as well as retail chains and distributors has increased their negotiating power and further increased pricing and reimbursement pressure. Such pressures have reduced, and could continue to reduce, our revenue, margins and profitability.

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

Significant disruptions of information technology systems, breaches of data security or other cyber-attacks could adversely affect our business.

Our business is dependent upon increasingly complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. In addition, our businesses and operating models increasingly depend on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion, computer viruses and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot be assured that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. Any such disruption may result in the loss of key information and/or disruption of production and business processes, which could materially and adversely affect our business.

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

In our pursuit of operational excellence, several change management initiatives across our organization are ongoing, including but not limited to information technology automation in the areas of manufacturing, research and development, supply chain and shared services. We have outsourced our IT hardware and applications in order to improve IT capability and performance. Any failure by such outsourced service providers to deliver timely and quality services and to co-operate with one another could create disruption, which could materially adversely affect our business or results of operations. Further, any failure by us to effectively manage such change initiatives or implement adequate controls in automation, security or availability of information technology systems could have a material adverse effects on our business.

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

We and our business associates are increasingly relying on social media and mobile tools as a means of communications. To the extent that we seek as a company to use these tools as a means to communicate about our products or about the diseases our products are intended to treat, there are significant uncertainties as to either the rules that apply to such communications, or as to the interpretations that health authorities will apply to the rules that exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of social media and mobile tools for such purposes may cause us to nonetheless be found in violation of them. In addition, because of the universal availability of social media tools, our associates or third parties may make use of them in ways that may not be sanctioned by us, and that may give rise to liability, or that could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such uses of social media could have a material adverse effect on our business, financial condition and results of operations. Social media posts could also contain information purported to be disclosed by us that is false or otherwise damaging, which could have a material adverse effect on our reputation and the price of our equity shares and ADSs.

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

In connection with this Annual Report on Form 20-F for the year ended March 31, 2017, our management conducted an assessment of the effectiveness of our internal controls over financial reporting as of March 31, 2017 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal controls over financial reporting were effective as of March 31, 2017. As we continue to undertake management assessments of our internal control over financial reporting in connection with annual reports on Form 20-F for future years, any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and result in a loss of investor confidence in the reliability of our financial statements, which could cause the price of our equity shares and ADSs to decline.

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

We also from time to time acquire in-process research and development assets, which require significant resources and expenses to continue to develop, both through our own efforts and through collaborations. Because of the inherent risk associated with research and development efforts in our industry, including the high cost and uncertainty of conducting clinical trials (where required), such efforts may not result in the successful introduction of new pharmaceutical products approved by the relevant regulatory bodies.

For example, during the year ended March 31, 2017, we acquired eight Abbreviated New Drug Applications in the United States from Teva Pharmaceutical Industries Limited and an affiliate of Allergan plc. The consideration for such purchase was U.S.$350 million in cash at closing, which was funded through borrowings from certain institutional lenders. Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized.

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

India’s Finance Act, 2016 amended the test of residence for foreign companies. While a non-resident company is generally taxed only on its Indian sourced income, a resident company is taxed on its global income. Under the amended rule, a company not formed under the laws of India would be considered a resident in India if its place of effective management in the previous year was in India. The term “place of effective management” (or “PoEM”) has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made.

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

India is also soon anticipated to enact a Goods and Service Tax (“GST”), a state-of-the-art indirect tax system intended to integrate State economies and boost overall growth. It was proposed that other taxes (such as central excise duty, service tax, octroi, value added tax, sales tax, and entry tax) would be replaced by the GST, thus avoiding the multiple layers of taxation that currently exist in India. A Constitution amendment bill approving the GST was adopted by both houses of India’s Parliament in August 2016. Legislation implementing the GST is expected to be promulgated as a law effective July 1, 2017.

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

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 26.79% of our issued shares as at March 31, 2017. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a substantial portion of our total revenues for the year ended March 31, 2017 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

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

•

Entities are required to frame policies on preservation of documents, determination of material subsidiaries, risk management, code of conduct, remuneration of directors, key managerial personnel and other employees, board diversity, materiality of related party transactions and dealing with related party transactions and criteria for evaluation of directors.

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

Wage costs in India have historically been significantly lower than wage costs in developed countries and have been one of our competitive strengths. However, wage increases in India may increase our costs, reduce our profit margins and adversely affect our business and results of operations.Due to various macro-economic factors, the rate of inflation has recently been highly volatile in India. According to the economic report released by the Department of Economic Affairs, Ministry of Finance in India, the annual inflation rate in India, as measured by the benchmark wholesale price index, Base 2004-05=100 was 5.29% for the year ended March 31, 2017 (as compared to -2% for the year ended March 31, 2016). This trend may continue to fluctuate and/or the rate of inflation may rise substantially. We may not be able to pass these inflationary costs on to our customers by increasing the price we charge for our products.

Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.

Labor laws in India are more stringent than in other parts of the world. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. Approximately 5% of our employees belong to a number of different labor unions. If we experience problems with our labor unions, our production capacity and may adversely affect our results and operations.

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

Media coverage, including social media coverage such as blogs, of us has increased dramatically over the past several years. Any negative media coverage, regardless of the accuracy of such reporting, may have an adverse impact on our reputation and investor confidence, resulting in a decline in the share price of our equity shares and our ADSs.

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

A company incorporated in India must offer its holders of shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any shares, unless these rights have been waived by at least 75% of its shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for the shares underlying our ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with a registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We might choose not to file a registration statement under these circumstances. If we issue any of these securities in the future, such securities may be issued to the depositary, which may sell them in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurances as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that U.S. investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

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

The Government of India enacted the Depository Receipts Scheme, 2014, effective as of December 15, 2014. This law permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts, subject to the existing sectorial cap on foreign investment. Once the regulations are implemented, an Indian company’s equity shares can be freely issued to a depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. This would enable us to more readily issue shares to the depositary for our ADSs and conduct U.S. securities issuances of our ADSs, which would impact the share price and available float in Indian stock exchanges as well as the price and availability of our ADSs on the NYSE. Refer to Item 10.D. “Exchange controls – ADS guidelines” for further details.

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

Key business developments:

Re-Audit of the Warning letter impacted sites

The United States Food and Drug Administration (“U.S. FDA”) issued a warning letter dated November 5, 2015 (the “Warning Letter”) relating to current Good Manufacturing Practice (“cGMP”) deviations at our active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as those at our oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the Warning Letter emanated from Form 483 observations that followed inspections of these three sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively. Pending resolution of the issues identified in the Warning Letter, the U.S. FDA has withheld approval of new products from these facilities.

Subsequent to the issuance of the Warning Letter, we promptly instituted corrective actions and preventive actions and submitted a comprehensive response to the Warning Letter to the U.S. FDA, followed by periodic written updates and in-person meetings with the U.S. FDA. Moreover, to minimize the business impact, we transferred certain key products to alternate manufacturing facilities.

The U.S. FDA subsequently re-inspected these facilities between February and April 2017. The outcome of these inspections were as follows:

•

API facility at Miryalaguda: The U.S. FDA raised three observations in the areas of older methods of validation, improvements in instrument calibrations and adherence to United States Pharmacopeia (“USP”) test methods.

•	API facility at Srikakulam: The U.S. FDA raised two observations in the areas of high performance liquid chromatography (“HPLC”) maintenance, and the management of soft copies of chromatograms.

•

Oncology formulation facility at Duvvada: The U.S. FDA raised thirteen observations in the areas of investigations, batch production records, document controls, general computer systems and environmental monitoring.

Global corrective actions, as well as some specific actions, have already been implemented. Additionally, a detailed response was submitted to the U.S. FDA which included root cause, corrective actions and preventive actions and impact assessment. In June 2017, the U.S. FDA issued an establishment inspection report which officially closed the audit of our API facility at Miryalaguda.

We remain fully committed to follow high standards of quality and strive towards further strengthening of our quality management systems and processes for sustainability. Our plans to enhance our quality management systems and operations include improvements in rigor of investigations and document control systems, standardization of instrument calibrations, strengthening controls with respect to information technology, strengthening shop floor training programs, and simplifying and standardizing standard operating procedures and batch records at the shop floor.

Further, we have initiated additional operational improvements with respect to areas such as shop floor supervision and Gemba walks (also known as process walks) into the shop floor, engineering, implementation of electronic batch records to eliminate manual errors, and focus on robustness of processes.

Throughout the process of remediating issues raised in the Warning Letter, we have been continually engaged with the U.S. FDA in conveying the progress we have made.

We are fully committed to produce safe and efficacious products for our patients. We have the highest respect for the U.S. FDA, its mission and its processes.

Asset purchase agreement with Teva Pharmaceutical Industries Ltd

Refer to Note 42 of our consolidated financial statements.

Product launches

For a list of other products we launched in the United States during the year ended March 31, 2017, refer to Item 5.A – “Operating results”.

Principal capital expenditures:

During the years ended March 31, 2017, 2016 and 2015, we invested Rs.12,234 million, Rs.11,933 million and Rs.9,167 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2017, we also had contractual commitments of Rs.5,256 million for capital expenditures. These commitments included Rs.5,042 million to be spent in India and Rs.214 million in other countries. We currently intend to finance our additional capital expansion plans entirely through our operating cash flows and through cash and other investments.

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

Proprietary Products. This segment consists of our business that focuses on the research, development, and manufacture of differentiated formulations. These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

Others. This includes the operations of our wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

We have a strong presence in highly regulated markets such as the United States, the United Kingdom and Germany, as well as other key markets such as India, Russia, Romania, South Africa and certain countries of the former Soviet Union.

OUR STRATEGY

Our strategy is guided by our core purpose of accelerating access to affordable and innovative medicines, because “Good Health Can’t Wait”.

Spiraling health care costs across the world have put many medicines out of the reach of millions of people who desperately need them. As a global pharmaceutical company, we take very seriously our responsibility to offer affordable alternatives to expensive medicines and help patients manage their disease better.

We deliver on our purpose through a set of promises we make to our customers and partners:

•	to bring expensive medicines within reach;

•	to address unmet patient needs;

•	to help patients manage disease better;

•	to work with partners to help them succeed; and

•	to enable and help our partners ensure that our products are always available where needed.

Our business strategy and operating priorities strive to fufill these promises. They are carefully chosen to enable us to deliver the maximum positive impact on the lives of patients around the world. The key elements of our business strategy for achieving these promises include the following:

Strengths in science and technology

Our strengths in science and technology range from synthetic organic chemistry, formulation development, biologics development and small molecule based drug discovery. Such expertise enables us to deliver first-to-market, difficult-to-make products with an industry leading intellectual property and technology leveraged product portfolio.

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

•

Biologics: Our biologics business seeks to accelerate access to biosimilar products globally through process development and relevant clinical research. We were the first company to launch a generic version of rituximab in 2007, and have launched 4 biosimilar products in India and other key markets.

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

Proprietary Products: Our Proprietary Products segment is comprised of our differentiated formulations business in the therapeutic areas of dermatology and neurology. In this segment, we work to improve patient outcomes by identifying unmet and under-met medical needs and addressing them through innovative products and services that are affordable and accessible. We also have an internal pipeline of differentiated products in dermatology and neurology products in various stages of development. In addition, we have a commercial portfolio of in-licensed dermatology products.

Operating priorities

Execution excellence provides the framework to create sustainable customer value across all of our activities. We have been investing in the following to achieve this:

•

Safety: The concept of safety has been imbued in the operating culture throughout our organization. Specific initiatives are being carried out to increase safety awareness, to achieve a safe working environment, to avoid accidents and injuries, and to minimize the loss of manufacturing time.

•

Quality: We are fully dedicated to quality and have robust quality processes and systems in place at our developmental and manufacturing facilities to ensure that every product is safe and of high quality. In addition, we have integrated “Quality by Design” to build quality into all processes and use quality tools to minimize process risks.

•

Principles of the “Theory of Constraints” and Lean Manufacturing: Our supply chain and product development processes are designed on the principles of the “Theory of Constraints” and lean manufacturing. This results in a responsive supply chain that is able to increase availability of products to the customer with reduced cycle time and waste.

•	Leadership Development: We are focused on developing leaders, as well as enhancing leadership behavior, across our organization.

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2017, 2016 and 2015, respectively:

	For the year ended March 31,
Segment	2017							2016	2015
	(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$	1,780	Rs.	115,409	82%	Rs.	128,062	83%	Rs.	119,397	81%
Pharmaceutical Services and Active Ingredients		328		21,277	15%		22,379	14%		25,456	17%
Proprietary Products		36		2,363	2%		2,659	2%		2,172	1%
Others		27		1,760	1%		1,608	1%		1,164	1%

Total Revenue	U.S.$	2,171	Rs.	140,809	100%	Rs.	154,708	100%	Rs.	148,189	100%

Revenues by country and by therapeutic area for the years ended March 31, 2017, 2016 and 2015 are discussed in Note 5 to our consolidated financial statements.

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

Our Global Generics segment’s revenues were Rs.115,409 million for the year ended March 31, 2017, as compared to Rs.128,062 million for the year ended March 31, 2016. The decline is largely attributable to the segments operation in the United States and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, Australia and Venezuela), primarily in Venezuela. The following is a discussion of the key markets in our Global Generics segment.

India

Approximately 20% of our Global Generics segment’s revenues in the year ended March 31, 2017 were derived from sales in the Indian market. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, pain management and oncology. We are also increasing our presence in the niche areas of dermatology, urology and nephrology.

As of March 31, 2017, we had a total of 283 branded products in India. Our top ten branded products together accounted for 29% of our revenues in India in the year ended March 31, 2017. According to IMS Health, in its moving annual total report for the 12-month period ended March 31, 2017, our secondary sales in India grew by 4.5%. In comparison, the Indian pharmaceutical market experienced growth of 9.1% during such period. IMS Health is a provider of market research to the Indian pharmaceutical industry. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the period from January 2017 to February 2017, ranked us 10th in terms of the number of prescriptions generated in India during such period.

Sales, marketing and distribution network

We generate demand for our products through our 5,778 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

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

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 13th largest pharmaceutical company in India, with a market share of 2.3%, according to IMS Health in its moving annual total report for the 12-month period ended March 31, 2017.

Some of the key observations on the performance of the Indian pharmaceutical market, as published by IMS Health in its moving annual total report for the 12-month period ended March 31, 2017, are as follows:

•	The Indian pharmaceutical market experienced growth of 9.1% for such period;

•	New products launched in the preceding 24 months accounted for 4.3% of total Indian pharmaceutical growth for such period;

•	The top 300 existing brands grew at a rate of 10.2%, which was 1.1% higher than the Indian pharmaceutical market’s overall average, and together they account for 30.3% of the market’s total sales; and

•	There was an increasing emergence of bio-similar products to address the needs of patients in the oncology therapeutic area.

Our principal competitors in the Indian market include Cipla Limited, GlaxoSmithKline Pharmaceuticals Limited, Cadila Healthcare Limited, Sun Pharmaceutical Industries Limited, Piramal Enterprises Ltd, Alkem Limited, Mankind Pharma Limited, Pfizer Limited, Abbott India, Lupin Limited, Aristo Pharma Limited, Intas Pharmaceuticals Ltd., Sanofi India Limited and Emcure Pharmaceuticals Limited.

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

These statutes, regulations and guidelines govern the testing, manufacturing, packaging, labeling, storing, record-keeping, safety, approval, pricing, advertising, promotion, sale and distribution of pharmaceutical products.

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

On May 15, 2013, the Department of Pharmaceuticals released the DPCO governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. Further, on March 10, 2016, the Department of Pharmaceuticals issued the Drugs (Prices Control) Amendment Order, 2016 (“DPCAO 2016”), which amended the Drugs (Price Control) Order, 2013 and revised the National List of Essential Medicines to add 106 medicines and delete 70 medicines. The National List of Essential Medicines, as revised, now contains 376 drugs.

During the year ended March 31, 2017, the NPPA announced revisions of the maximum prices for various products scheduled on the the National List of Essential Medicines, which has adversely impacted our annual revenues from sales of these products in India by 4% for the year ended March 31, 2017.

That was followed with an announcement on March 3, 2017 of an increase in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

On March 12, 2016, the Department of Health and Family Welfare under the Ministry of Health and Family Welfare of the Government of India banned 344 fixed dose combination drugs (i.e., two or more active drugs combined in a fixed ratio into a single dosage). A number of pharmaceutical companies, including us, filed a writ petition before the Delhi High Court challenging the ban. The Delhi High Court initially granted an interim stay on the ban notification. On December 1, 2016, The Delhi High Court overturned the government imposed ban on the 344 fixed dosage combinations. Subsequently, the Government of India has filed an appeal of the decision in the Supreme Court of India, which appeal is currently pending. In the event that this ban becomes effective, it could adversely impact our revenues by approximately 0.5% on an annual basis. Further, it could adversely impact the Indian pharmaceutical industry by approximately 3.1% on an annual basis (as per AWACS, a provider of market research to the Indian Pharmaceutical Industry).

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union

Russia

Russia accounted for 10% of our Global Generics segment’s revenues in the year ended March 31, 2017. IMS Health ranked us 17th in sales in Russia, with a market share of 1.5% for the 12 months ended March 31, 2017.

According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2017, our sales value growth and sales volume increase were 4.5% and 5.1%, respectively, for such period as compared to the Russian pharmaceutical market value growth of 5.6% and sales volume decrease of 3.9%, respectively, for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top four brands, Nise, Omez, Ketorol and Cetrine, accounted for 55% of our Global Generics segment’s revenues in Russia for the year ended March 31, 2017. Omez (an anti-ulcerant product), Nise and Ketorol (both pain management products) and Cetrine (a respiratory product) were ranked as the 64th, 19th, 152nd and 190th best-selling formulation brands, respectively, in the Russian market by IMS Health in its moving retail segment report for the 12 months ended March 31, 2017.

Our strategy in Russia is to focus on the gastro-intestinal, pain management, anti-infectives, respiratory, oncology and cardiovascular therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales. Nise, Omez, Ketorol, Cetrine and Ciprolet continue to be brand leaders in their respective categories, as reported by IMS Health in its moving report for the 12-months ended March 31, 2017

Our Global Generics segment’s revenues in Russia increased by 8% (in Russian rouble absolute currency terms) during the year ended March 31, 2017, which was driven by increased marketing and pharmacy chain activities for over-the-counter medicines. However, such revenues, measured in Indian rupees, increased by 9% as compared to the year ended March 31, 2016.

Other Countries of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus and Uzbekistan, and also operate in Romania. For the year ended March 31, 2017, revenues from these countries accounted for approximately 3% of our total Global Generics segment’s revenues.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russian prescription division is driven by a team of 288 medical representatives and 38 managers to detail our products to doctors in 77 cities in Russia.

Our Russian over-the-counter (“OTC”) division has 212 medical representatives and 30 managers and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. Our Russian hospital division has 40 hospital specialists and 17 key account managers, and is focused on expanding our presence in hospitals and institutes.

In Russia, we generally extend credit only to customers after they have established a satisfactory history of payment with us. The credit terms offered to these customers are based on turnover, payment record and the number of the customers’ branches or pharmacies, and are reviewed on a periodic basis. We review the credit terms offered to our key customers on a periodic basis and modify them to take into account the macro-economic scenario in Russia.

Competition

Our principal competitors in the Russian market include Gedeon Richter RUS (an affiliate of Gedeon Ritcher PLC), Krka Pharma Limited, Teva Pharmaceutical Industries Ltd., Lek-Sandoz Pharmaceuticals (an affiliate of Novartis Pharma A.G.), Zao Ranbaxy (an affiliate of Ranbaxy Laboratories Limited), Nycomed International Management GmbH and Zentiva N.V. (an affiliate of Sanofi-Aventis S.A.).

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

State Regulation of Prices for Vital and Essential Medicines

Russia’s Federal Law No. 34-FZ dated March 8, 2015 amended the Federal Law 61-FZ “On Circulation of Medicines”. The amendments created new rules for the registration, manufacture and quality control of medicines, including new rules for the calculation and registration of the maximum retail prices of vital and essential medicines established by the ZhNVLS.

Calculation of the maximum sale price for medicines included in the ZhNVLS list are determined by the Government of the Russian Federation taking into account a variety of economic and/or social criteria. The updated EDL lists for 2017, approved by the Decree of the Government No. 2885-p dated December 28, 2016, became effective from January 1, 2017.

These lists include the list of drugs for provision to specific groups of citizens, medicines prescribed by a decision of a medical commission of medical organizations, medical supplies from the 7 Nosologies program list (which covers expensive treatments for patients with certain severe chronic diseases), as well as the minimum range of medicines required for medical aid.

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

•

On February 15, 2015, the Russian Ministry of Industry and Trade enacted restrictions on access of foreign drugs to state procurement tenders, if two or more locally manufactured drugs participate in the relevant tender. The new regulation No. 1289 of the Russian Government came into effect on December 10, 2015 and affects medicines included in Russia’s Vital and Essential Drugs List. However, the restrictions were relaxed for purchases of drugs packaged in countries of the Eurasian Economic Union until December 31, 2016.

Interactions between healthcare professionals and medical product companies

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

Russian GMP required for medicines registration

Effective January 1, 2016, foreign medicinal products (i.e., manufactured outside of Russia) became subject to the following requirements:

•

for the initial state registration of a foreign medicinal product, it is required to present a statement of conformity of the manufacture thereof to Russian GMP standards issued by a Russian authority; and

•

for re-registration of a foreign medicinal product, it was sufficient to present a certificate of GMP compliance (obtained in the country of origin) to the applicable GMP standards in the country of origin, issued by the relevant foreign authority with a certified Russian translation.

However, effective January 1, 2017, re-registrations of a foreign medicinal product also are subject to the requirement to present a document regarding conformity to Russian GMP standards issued by a Russian authority.

Monitoring System of Movement of Medicines from the Producer to the Final Consumer

The Ministry of Health in Russia has proposed a full serialization system to track and trace the passage of pharmaceuticals through the entire supply chain, from the manufacturers to the end users. The proposed federal repository and tracking system would provide the manufacturers, supply chain and end users of pharmaceuticals many functionalities. Listed below are some of the functions that would be available in addition to the usual authentication and track and trace services:

•	the system would provide price controls on products designated as vital and essential medicines;

•	consumers would be able to compare the price of the drug to its official price limit, find which pharmacies do have the drug available, and get the product information.;

•	manufacturers would be able to get real time data on the logistics and storage of their products in the market;

•	pharmacists could get information related to the price, and monitor expiration dates;

•	health care institutions would be able to track registration and prices; and

•	federal agencies would have capability to monitor all medicinal products on the market to facilitate price controls as well as report on and analyze the industry.

The decree was adopted by the Russian Federation for the implementation of the pilot project from the period of February 1, 2017 to December 31, 2017. The Russian government intends to study the pilot project and expects to implement this system for the entire pharmaceutical sector in the coming years.

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

Among our operations, we are engaged in sales, distribution and marketing of pharmaceutical products in Russia and Ukraine, including the Crimea region, all through non-U.S. entities that sell to distributors. Our sales in Russia and Ukraine are not to any of the individuals, companies or sectors designated by the current sanctions, and our sales in the Crimea region accounted for approximately 1% of our total revenues for the year ended March 31, 2017. We do not believe that our business in Russia, Ukraine or the Crimea region violates any of the current sanctions. However, relevant regulators could take a view that is different from ours on this issue. We continue to monitor our subsidiaries’ activities in light of the restrictions imposed by these and any future sanctions.

North America (the United States and Canada)

During the year ended March 31, 2017, North America (the United States and Canada) accounted for 55% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

In March 2011, we acquired from GlaxoSmithKline plc and Glaxo Group Limited (collectively, “GSK”) a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A., the product rights for GSK’s Augmentin® and Amoxil® brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The acquisition enabled us to enter the U.S. oral antibiotics market with a comprehensive product filing and a dedicated manufacturing site. During the year ended March 31, 2016, due to extensive competition, we discontinued certain antibiotic products or dosage strengths thereof and implemented a related workforce reduction. During the year ended March 31, 2017, we discontinued four additional antibiotic products due to issues with the availability of their active pharmaceutical ingredients.

During the year ended March 31, 2017, we continued our efforts to grow the Habitrol® business (an over-the-counter Nicotine Replacement Therapy transdermal patch) that we acquired from Novartis Consumer Healthcare Inc. during the year ended March 31, 2015, having fully integrated the business. The Habitrol® business has shown healthy growth as a result of our expansion of distribution into new channels and our product innovations. We believe that there are signficant growth opportunities in the smoking cessation category in the United States, and intend to continue growing the business through our focus on expansion in availability and portfolio augmentation.

Through the coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2017, we made 26 ANDA filings in the United States, including 11 Paragraph IV filings. During the year ended March 31, 2017, the U.S. FDA granted us 8 final ANDA approvals. As of March 31, 2017, we had filed a cumulative total of 254 ANDA in the United States, out of which 92 ANDAs were pending approval at the U.S. FDA, including 11 tentative approvals. As of March 31, 2017, we had also filed three NDAs under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States, one of which has received final approval.

During the year ended March 31, 2017, we in-licensed twenty ANDAs in the United States, of which thirteen are Paragraph IV filings. As of March 31, 2017, we have in-licensed a cumulative total of thirty ANDAs in the United States, out of which twenty-four were pending approval with the U.S. FDA.

Additionally, during the year ended March 31, 2017 we acquired from Ducere Pharma the rights to six over-the-counter brand products within the cough-and-cold, pain, and dermatology therapeutic areas, including Doan’s, Bufferin and Nupercainal.

Our Canada business generated revenues of Rs.307 million during the year ended March 31, 2017. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products.As of March 31, 2017 we have filed a cumulative total of 25 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which, 16 were approved, 6 are pending submissions, and 3 were withdrawn or rejected.

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

The majority of revenue from our North America generics business is derived from sales of oral solids, as well as sales of various products (both oral solids and others) to retail chains. This portion of the business represents nearly three quarters of this segment’s gross revenues for this region. The product portfolio includes a wide range of therapeutic areas. During the year ended March 31, 2016, we acquired from Teva Pharmaceutical Industries Limited (“Teva”) and an affiliate of Allergan plc a portfolio of eight Abbreviated New Drug Applications (“ANDAs”) for our North American Generics business. The deal, valued at $350 million, represents the largest assets acquisition in our history.

Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but has expanded into the branded OTC segment in May 2016, developing a new channel for our growth. This division has successfully launched over 10 products. OTC products include store brand generic equivalents of products that originally have prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our entry into the OTC branded division in May 2016 was through the acquisition from Ducere Pharma of the rights to six OTC brand products, including Doan’s, Bufferin and Nupercainal. Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers and distributors, and GPOs. For the year ended March 31, 2017, our OTC division generated Rs.10,919 million in revenues.

A portion of our revenue is derived from the sale of injectable products in the therapeutic area of oncology. Our injectable product portfolio in the United States currently consists of azacitidine, decitabine, zoledronic acid, and docetaxel. We have also expanded our presence from drug wholesalers to specialty distributors, integrated distribution networks (“IDNs”), clinics, and hospitals to market these products. We also supply products for private label customers for injectable prescription products.

Competition

Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally dependent upon the number of competitors and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva Pharmaceutical Industries Limited, Mylan Inc., Sandoz (a division of Novartis Pharma A.G.), Endo Pharmaceuticals (including its subsidiary Par Pharmaceutical), Sun Pharmaceuticals Limited and Lupin Limited.

Continued consolidation of customer purchasing power through acquisitions, alliances and joint ventures continues to intensify the competition and drive down prices. Consolidation of manufacturers is also continuing and, at the same time, new manufacturers continue to enter the generic market in the United States, which may further lower our pricing power and adversely affect our revenues in that market.

Brand name manufacturers have devised numerous strategies to delay competition from lower-cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction, which may reduce the demand for the original dosage form as sought by a generic ANDA dossier applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA dossier to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing in the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company which has been awarded the generic exclusivity period.

The U.S. market for OTC pharmaceutical products is highly competitive. Competition is based on a variety of factors, including price, quality, product mix, customer service, marketing support, and the reliability and flexibility of the supply chain for products. Our competition in store brand and innovator branded products in the United States consists of several publicly traded and privately owned companies, including large brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with companies, such as Perrigo, that sell store brand OTC products. In the branded market, we compete directly with companies, such as Bayer and Pfizer, that sell branded OTC products.

With the acquisition of Habitrol®, we now not only compete with store brands but also with large branded companies such as GlaxoSmithKline Consumer Care, which is an industry leader in the nicotine replacement therapy category. In addition, since a majority of our products are generic equivalents of innovator brands, we also compete against large brand-name pharmaceutical companies.

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

This “pediatric exclusivity” program under The Best Pharmaceuticals for Children Act provides a six-month period of extended exclusivity, applicable to certain listed patents and to other regulatory exclusivities for all formulations of an active ingredient, if the sponsor performs and submits pediatric studies requested by the FDA within specified timeframes. An effect of this program has been to delay the launch of numerous generic products by an additional six months.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act of 2003”) modified certain provisions of the Hatch-Waxman Act. In particular, significant changes were made to provisions governing 180-day exclusivity and forfeiture thereof where the first Paragraph IV certification was submitted on or after December 8, 2003.

Under the revised provisions, 180-day exclusivity is awarded to each ANDA applicant submitting a Paragraph IV certification for the same drug with regard to any patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug. The180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or a decision of a court holding the patent that is the subject of the paragraph IV certification to be invalid or not infringed.

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

The federal Controlled Substances Act (the “CSA”) and its implementing regulations establish a closed system of controlled substance distribution for legitimate handlers. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements upon legitimate handlers under the oversight of the U.S. Drug Enforcement Administration (the “DEA”). The DEA categorizes controlled substances into one of five schedules — Schedule I, II, III, IV, or V — with varying qualifications for listing in each schedule. Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA inspects manufacturing facilities to review security, record keeping and reporting and handling prior to issuing a controlled substance registration. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action, such as civil penalties, refusal to renew necessary registrations, or the initiation of proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

Food and Drug Administration Safety and Innovation Act and Generic Drug User Fee Agreement

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

FDASIA also includes the Generic Drug User Fee Agreement (“GDUFA”), a program to provide the U.S. FDA with additional funds through newly imposed user fees on generic and biosimilar products. These new fees were estimated to total approximately $1.5 billion through 2018, and were intended to fund increases in the U.S. FDA’s operations and staffing with a focus on three key aims:

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

The establishment of dedicated biosimilar fees was also intended to help ensure that the U.S. FDA has appropriate resources for managing the introduction of biosimilar products on the U.S. market. Under GDUFA, 70% of the total fees are derived from facility fees paid by finished dosage form manufacturers and active pharmaceutical ingredient facilities listed or referenced in a pending or approved generic drug application. The remaining 30% of the total fees are derived from application fees, including generic drug application fees, prior approval supplement fees and drug master file fees. FDASIA extended the user fee program through September 30, 2017, at which time the the current fee programs approved under FDASIA will sunset unless further extended.

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

Comments on the proposed labeling rule were initially due on March 13, 2014. However, the U.S. FDA subsequently reopened the comment period from February 18, 2015 until April 27, 2015 in light of both the significant amount of interest in the proposal and the emergence of alternate proposals put forth and endorsed by the generic pharmaceutical industry. The U.S. FDA had previously announced that it would issue a final rule in April 2017, but a final rule has not yet been issued.

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

•

The PPACA establishes an Independent Payment Advisory Board (“IPAB”) to reduce the per capita rate of growth in Medicare spending. The IPAB has broad discretion to propose policies to reduce expenditures for the Medicare program, which could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

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

On February 1, 2016, the CMS published in the Federal Register a Final Regulation with comment period to implement the Medicaid Drug Rebate Program. The Final Regulation was to clarify ambiguities in the ACA amendments. The key provisions covered under the Final Regulation included, without limitation, the following: (i) the adoption of a final definition of “retail community pharmacy” (“RCP”), (ii) the adoption of a rule permitting inhalation, infusion, instilled, implanted, or injectable drugs (“5i drugs”) to be deemed not to be “generally dispensed” through a RCP, and thus excluded from the calculation of their AMP, if 70% or more of its sales were to entities other than RCPs or wholesalers for drugs distributed to RCPs (the prior threshold was 90%), (iii) the inclusion of authorized generics in calculations of AMP and best price, (iv) narrowing the regulatory definition for “best price”, (v) requiring additional Medicaid rebate payments for generic drugs, effective as of April 1, 2017, and (vi) clarification of the definition of “bona fide service fees” based on a four part test. We are still awaiting guidance from CMS on two aspects of the rule that were deferred for later implementation. These include a definition of what constitutes a product “line extension” and a delay in the participation of the U.S. territories in the Medicaid Drug Rebate Program until April 1, 2020. We will evaluate the financial impact of these two elements when they become effective.

In November 2015, the Bipartisan Budget Act of 2015 (the “BBA”) was enacted. Section 602 of the BBA amends the Medicaid Drug Rebate Program to impose a price increase penalty on generic drugs.

Previously, the price increase penalty had only applied to brand drugs and authorized generics, but other generic drugs were subject to a fixed base rebate of 13% of average manufacturer price (“AMP”). The BBA now imposes a price increase penalty on generic drugs similar to that of the price increase penalty on brand drugs and authorized generics.

The additional rebate for generic drugs will apply to rebate periods beginning with the first quarter of 2017. The additional rebate due for generic drugs is equal to the AMP for the current quarter minus the baseline AMP adjusted for inflation. The inflation adjustment is calculated as the Consumer Price Index for Urban Consumers (CPI-U) for the month before the reporting quarter divided by the baseline CPI-U. For generics marketed on or before April 1, 2013, the baseline AMP is the AMP for the third quarter of 2014 and the baseline CPI-U is the CPI-U for September 2014. For generics marketed after April 1, 2013, the baseline AMP is the AMP for the fifth full calendar quarter after the drug was first marketed and the baseline CPI-U is the CPI-U for the last month of the baseline AMP quarter.

In 2017, a new administration, which had promised to repeal and replace the PPACA, took office in the United States and there are ongoing efforts to achieve that goal. For example, in March 2017, the U.S. House of Representatives passed legislation, which, if signed into law, would repeal certain aspects of the PPACA. We cannot predict the form any such replacement of the PPACA may take, although it may have the impact of reducing the number of insureds as well as coverage for pharmaceutical products. There may also be changes to the Medicaid Part D program or the funding thereof. Any such changes in the PPACA, the Medicaid Part D program or other laws relating to drug pricing, coverage through Medicaid or Medicare, or other facets of the U.S. healthcare market could have a material adverse effect on our results of operations, financial condition or business.

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

Title XI of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA)

On October 6, 2016, the U.S. FDA issued a final rule to implement new regulations that govern the approval of 505(b)(2) applications and ANDAs. This rule revises and clarifies U.S. FDA regulations as to matters such as: the procedures and requirements for providing notice to each patent owner and the NDA holder of certain patent certifications made by applicants submitting 505(b)(2) applications or ANDAs; the availability of 30-month stays of approval on 505(b)(2) applications and ANDAs that are otherwise ready to be approved; submission of amendments and supplements to 505(b)(2) applications and ANDAs; and the types of bioavailability and bioequivalence data that can be used to support these applications. This rule was effective December 5, 2016.

Biologics Pathway

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products. The U.S. FDA has issued and updated various technical guidance documents to assist the biopharmaceutical industry in developing biosimilar products in compliance with the BPCIA. On April 28, 2015, the U.S. FDA finalized three substantial draft guidance documents originally published in February 2012 that are intended to provide a roadmap for development of biosimilar products. In May 2015, March 2016 and January 2017, the U.S. FDA released additional biosimilar guidance documents. These guidance documents address quality considerations, scientific considerations and questions and answers regarding commonly posed issues.

Trans-Pacific Partnership

The Trans-Pacific Partnership (“TPP”) free trade agreement was concluded in October 2015 by the United States, Australia, New Zealand, Peru, Chile, Mexico, Canada, Singapore, Brunei, Malaysia, Vietnam and Japan. The final text of the TPP agreement requires TPP-signatory countries to provide biopharmaceutical products with a minimum of either eight years of data exclusivity or five years of data exclusivity coupled with an additional three years of other measures that must deliver a comparable outcome in the market, recognizing that market circumstances also contribute to effective market protection to deliver a comparable outcome in the market. Notably, the TPP fails to explain what “other measures” or “market circumstances” will deliver “a comparable outcome in the market.” The TPP agreement only sets a minimum period for exclusivity and not a maximum, and so the United States will be permitted to maintain the current BPCIA rules granting biologics manufacturers 12 years of combined data and market exclusivity. The text of the TPP agreement must now be ratified and signed according to the procedures of each nation concerned. However, the United States recently withdrew from the TPP, which has brought uncertainties to the future of the agreement.

21st Century Cures Act

On December 13, 2016, the 21st Century Cures Act was enacted into law in the United States, and is intended to promote biomedical innovation and personalized medicines. The 21st Century Cures Act includes increased funding for the National Institutes of Health and the U.S. FDA and provides for the implementation of, among other reforms, enhanced pathways for medical product approval and the modernization and harmonization of clinical trial procedures over a period of several years. We are in the process of evaluating the impact of the aforementioned regulation on us.

Other matters

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the U.S., received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. We have responded to all of the Texas AG’s requests to date, and we understand that the investigation is continuing.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, Dr. Reddy’s Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. On July 18, 2016, the California AG sent a letter to inform Dr. Reddy’s Laboratories, Inc. that, in light of the information which had been provided, no further information would be requested at such time in response to this subpoena.

Subpoenas from the Division of the U.S. Department of Justice (“DOJ”) and the office of the Attorney General for the State of Connecticut

On July 6, 2016 and August 7, 2016, one of our subsidiaries received subpoenas from the DOJ and the office of the Attorney General for the State of Connecticut, respectively, seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. We have been cooperating, and intend to continue to fully cooperate, with these inquiries.

Agreement with Amgen

During the three months ended September 30, 2016, we entered into an agreement with Amgen Inc. (“Amgen”) that effectively expands the strategic collaboration that we entered into with Amgen in August 2015. Under the terms of the new agreement, we will commercialize the oncology and osteoporosis medicines XGEVA® (denosumab), Vectibix® (panitumumab) and Prolia® (denosumab) in India.

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2017, we had filed a total of 25 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which 16 were approved, 6 are pending submissions, and 3 were withdrawn or rejected.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2017 were Rs.7,606 million, which accounted for approximately 7% of our Global Generics segment’s sales.

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

We have recently established a commercial structure in Italy, Spain and France to expand our direct footprint in the western European region. The initial focus will be to market to hospitals and institutional clients in these countries. Our product mix in these markets will focus on a limited number of key therapy areas (initially oncology, anti-infectives and HIV) and the nature of this business will predominantly be tender-driven, without the need for a large sales force.

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

According to British Generics Manufacturers Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe with high generic penetration 82% and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers, as more than 65% of the retail pharmacies are owned by wholesalers or are part of retail chains, and low barriers of entry. The market is dominated by global pharmaceutical companies such as Teva Pharmaceutical Industries Limited, Actavis (now part of Intas Pharmaceuticals Ltd.), the Sandoz group of Novartis Pharma A.G. and Mylan Inc..

In Italy, Spain and France, we also compete with companies such as Hospira (an affilate of Pfizer Limited), Fresinius SE & Co. KGaA and Accord Healthcare Ltd. (an affilate of Intas Pharmaceuticals Ltd.), each of which has a well-established presence in the hospital segment of these countries.

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

Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Healthcare products Regulatory Agencies (“MHRA”) good manufacturing practice Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties andrestrictions. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facilities based in Hyderabad, Telangana, India for the manufacture of generic medicines for supply to Europe. The Regierung von Oberbayern, the district government of Upper Bavaria in Germany, has also inspected our plants in Hyderabad as well as Vishakapatnam.

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

The International Standards for Identification of Medicinal Products (“IDMP”), comprised of five International Organization for Standardization (“ISO”) standards, were approved in 2012. These standards are designed to allow unambiguous identification of medicinal products across companies and regions in order to support and improve pharmacovigilance and other activities. In the European Union, these standards will be implemented in a phased approach for medicinal product information starting in mid-2017.

The submission of medicinal product data to support pharmacovigilance has been required since 2012 in the European Union. The original European database for data regarding medicinal products, the Eudravigilance Medicinal Product Dictionary (“EVMPD”), was launched by the EMA at the end of 2001. It was designed to standardize the collection, reporting, coding, and evaluation of authorized and investigational medicinal product information. In 2012 it became mandatory for marketing-authorization holders to supply information to the extended version of the EVMPD (xEVMPD or Article 57 database). However, this currently contains only a fraction of the data that eventually will have to be submitted to the IDMP-compliant database for each authorized product in the European Union.

In order for us to support the maintenance of medicinal product data in the IDMP-compliant database, we are investing in new systems and will have to make significant changes to our processes and procedures.

Following implementation in the European Union, it is expected that the U.S. FDA will also implement these standards.

“Rest of the World” markets of our Global Generics segment

We refer to all markets of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and Romania and India as our “Rest of the World” markets. Our significant Rest of the World markets include South Africa, Australia and Venezuela. Our revenues from our “Rest of the World” markets were Rs.5,833 million in the year ended March 31, 2017, a decrease of 38% as compared to the year ended March 31, 2016. This reduction in sales was primarily attributable to the ongoing economic crisis in Venezuela and correspondingly, our risk mitigation approach by way of moderating the supply of products to this country.

Venezuela

Venezuela is a hyperinflationary economy, and the financial outlook there remains challenging and uncertain. In February, 2016, the Venezuelan government announced further changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. The following changes became effective as of March 10, 2016:

•

The CENCOEX preferential rate was replaced with a new “DIPRO” rate. The DIPRO rate is only available for purchases and sales of essential items such as food and medicine. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00;

•	The SICAD exchange rate mechanism, which last auctioned U.S. Dollars for approximately 13 VEF per U.S.$1.00 was eliminated; and

•

The SIMADI exchange rate mechanism was replaced with a new “DICOM” rate, which governs all transactions not subject to the DIPRO exchange rate and fluctuates according to market supply and demand. The DICOM rate on March 31, 2017 was 709.8 VEF per US $1.00, In comparison, the DICOM rate on March 31, 2016 was 272.5 VEF per U.S.$1.00.

During the year ended March 31, 2016, we received approvals from the Venezuelan government for remittance of only U.S.$4 million towards the importation of pharmaceutical products at the CENCOEX preferential rate. We fully considered all the aforesaid developments, facts and circumstances and, following the guidance available in IAS 21, we determined that it was appropriate to use the SIMADI/DICOM rate for translating the monetary assets and liabilities of our Venezuelan subsidiary.

Consistent with the position taken as on March 31, 2016, we applied the DICOM rate for translating the financial statements of our Venezuelan subsidiary for the year ended March 31, 2017. Refer to Note 39 to our consolidated financial statements for further details.

Notwithstanding this ongoing uncertainty, we continue to actively engage with the Venezuelan government and seek approval to repatriate funds at preferential rates so that we may continue to provide affordable medicine to fulfill the needs of people of their country.

In May 2017, the Venezuelan government completed its first auction offering under DICOM, resulting in a DICOM rate of VEF 2,010 per U.S.$1.00. Also in May 2017, Venezuela announced its intent to launch a new currency exchange mechanism to replace the DICOM rate, but details have not yet been provided.

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

During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties undertook commercialization based on their respective regional rights as defined in the agreement. We lead and support early product development towards or including Phase I development. Merck KGaA carries out manufacturing of the compounds and leads further development for its territories. In our exclusive and co-exclusive territories, we carry out our own development, wherever applicable, for commercialization. We will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

During the year ended March 31, 2016, we received from Merck KGaA certain amounts relating to its share of development costs and other amounts linked to the achievement of milestones for the development of compounds under the collaboration agreement, as amended. Furthermore, during the year ended March 31, 2017, we received from Merck KGaA payments of U.S.$1 million towards achievement of a milestone for the development of a compound under the collaboration agreement.

On April 24, 2017, Fresenius SE & Co. KgaA and Merck KGaA announced that Fresenius Kabi will acquire Merck’s Biosimilars business. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the second half of calendar year 2017. Upon completion of the transaction, our collaboration will continue as planned, with Fresenius Kabi.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting active pharmaceutical ingredients (“API”) into finished dosages. As of March 31, 2017, we had thirteen manufacturing facilities within this segment. Eleven of these facilities are located in India and two are located in the United States (Shreveport, Louisiana; and Bristol, Tennessee). In addition, we also have one packaging facility in the United Kingdom. All of the facilities are designed in accordance with and are compliant with current Good Manufacturing Practice (“cGMP”) requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. All of our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located.

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

In November 2015, we received a warning letter from the U.S. FDA relating to violations at our injectible oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Refer to Item 4.A. “History and development of the company—Key business developments” for further details.

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

Our PSAI segment’s revenues for the year ended March 31, 2017 were Rs.21,277 million, a decline of 5% as compared to the year ended March 31, 2016. Our PSAI segment accounted for 15% of our total revenues for the year ended March 31, 2017.

During the year ended March 31, 2017, we filed 85 Drug Master Files (“DMFs”) worldwide, of which 11 were filed in the United States, 5 were filed in Europe and 69 were filed in other countries. Cumulatively, our total DMFs filed worldwide as of March 31, 2017 were 830, including 275 DMFs filed in the United States.

We produce and market more than 100 different APIs for numerous markets. Our API business is operated independently from our Global Generics segment and, in addition to supplying API to our Global Generics segment, our PSAI segment sells API to third parties for use in manufacturing generic products, subject to any patent rights of other third parties. We export API to more than 80 countries, and our principal overseas markets in this business segment include North America (the United States and Canada) and Europe. The research and development group within our API business contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and polymorphs), providing research intended to reduce the cost of production of our products and developing new products.

The pharmaceutical services (contract research and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in process chemistry to serve the niche segment of Innovator pharmaceutical and fine chemicals industry. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to take their innovations to the market quickly and more efficiently. The focus is to leverage our skills in process development, analytical development, formulation development and Current Good Manufacturing Practice (“cGMP”) to serve various needs of innovator pharmaceutical companies. We have positioned our PSAI segment’s Custom Pharmaceutical Services business to be the partner of choice for large and emerging innovator companies across the globe, with service offerings spanning the entire value chain of pharmaceutical services.

Sales, Marketing and Distribution

Developed Markets. Our PSAI segment’s principal overseas markets are the United States and Europe. Our PSAI segment’s sales to these markets were Rs.11,458 million for the year ended March 31, 2017, and accounted for 54% of our PSAI segment’s revenues for the year ended March 31, 2017. In the United States and Europe, the patent protection for a large number of high value branded pharmaceutical products expired in years ended March 31, 2011, 2012 and 2013 and this opened the market to generic products that sourced their API from our PSAI segment. However, during the years ended March 31, 2014, 2015, 2016 and 2017, such expirations were much less frequent, which resulted in a decrease in new opportunities in these markets for the customers of our PSAI segment. We market our products through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.

Other Key Markets. India is an important market for our PSAI segment, with total sales of Rs.1,750 million, and it accounted for 8% of the PSAI segment’s revenues in the year ended March 31, 2017. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports in several products.

Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.8,069 million for the year ended March 31, 2017 and accounted for 38% of our PSAI segment’s revenues for the year. Our PSAI segment’s other key markets include Brazil, Mexico, South Korea and Japan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements.

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

PSAI Manufacturing

The infrastructure for our PSAI segment consists of eight U.S. FDA-inspected plants (six in India, one in Mexico, and one in Mirfield, United Kingdom) and three technology development centers (two in Hyderabad, India and one in Cambridge, United Kingdom).

In addition, we have also established a new manufacturing facility which is part of a Special Economic Zone located in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. This facility was inspected by the U.S. FDA in April 2017.

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

In November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at our API manufacturing facilities at Miryalguda, Telangana and Srikakulam, Andhra Pradesh. Refer to item 4.A. “History and development of the company – Key business developments” for further details.

Mexico. Our manufacturing plant in Cuernavaca, Mexico (the “Mexico facility”) was acquired from Roche during the year ended March 31, 2006. In addition to active pharmaceutical ingredients, naproxen and naproxen sodium and a range of intermediates, the Mexico facility manufactures steroids as active ingredients for use in human and veterinary pharmaceutical products.

United Kingdom: Our Dowpharma Small Molecules business, which we acquired from The Dow Chemical Company in April 2008, continues to offer niche capabilities, such as biocatalysis, chemocatalysis and hydroformulation, to provide cost effective solutions for chiral molecules. The non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development, also acquired as part of the acquisition, continues to offer us opportunities to provide technology leveraged manufacturing services to innovators, including major global pharmaceutical companies.

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

Raw Materials

Raw material expense forms the largest portion of our cost of revenues. Raw materials consist of fine chemicals, bulk chemicals, solvents, catalysts and custom intermediates. The prices of these raw materials generally fluctuate in line with commodity cycles. We evaluate and manage our commodity price risk exposure through periodical supply contracts as well as agile and responsive sourcing procedures.

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

With respect to our custom pharmaceuticals business, we believe that contract research and manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited and Piramal Enterprises Ltd. Key competitors from outside India include Lonza Group, AMRI Inc., Patheon Inc., Catalent Inc., Cambrex Inc., and WuXi PharmaTech. We distinguish ourselves from Indian competitors by offering a wider range of services spanning the entire pharmaceutical value chain. For competitors from outside India, we distinguish ourselves through cost effectiveness. With growth in contract research and manufacturing services likely to be driven by increased outsourcing by medium size pharmaceutical companies, particularly those focused on biotechnology and therapy, we expect India to emerge as an alliance and outsourcing destination of choice due to speed, skill and cost advantage.

Government regulations

All pharmaceutical companies that manufacture and market products in India are subject to various national and state laws and regulations, which principally include the Drugs and Cosmetics Act, 1940, the Drugs (Prices Control) Order, 1995, various environmental laws, labor laws and other government statutes and regulations. These regulations govern the testing, manufacturing, packaging, labeling, storing, recordkeeping, safety, approval, advertising, promotion, sale and distribution of pharmaceutical products.

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

We submit a DMF for active pharmaceutical ingredients to be commercialized in the United States. Any drug product for which an ANDA is being filed must have a DMF in place with respect to a particular supplier supplying the underlying API. The manufacturing facilities are inspected by the U.S. FDA to assess compliance with current Good Manufacturing Practice regulations (“cGMP”). The manufacturing facilities and production procedures must meet U.S. FDA standards.

Eight of our manufacturing facilities are inspected and approved by the U.S. FDA. For European markets, we submit a European DMF and, wherever applicable, obtain a certificate of suitability from European Directorate for the Quality of Medicines.

Proprietary Products Segment

Our Proprietary Products segment focuses on the research, development, and manufacture of differentiated formulations. These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

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

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2017, we employed a total of 163 scientists, including 38 scientists who hold Ph.D. degrees and five with M.D. degrees. We pursue an integrated research strategy through a mix of translational, formulation and analytical research at our laboratories. We focus on discovery of new molecular targets, design of assays to screen promising molecules and development of novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.

While we develop novel agents ourselves, we continue to seek licensing and development opportunities with third parties to further expand our product pipeline. Our goal is to balance the development of our own product candidates with in-licensing of promising compounds that complement our product offering. We also pursue licensing and joint development of some of our lead compounds with companies looking to enhance their own product portfolio.

Pipeline Status

As of March 31, 2017, we had 16 active product development programs in our pipeline. In January and February 2016, we received U.S. FDA approval of our New Drug Applications (each, a “NDA”) for two products – our dermatology product Sernivo and our neurology product Zembrace. Both products were launched in the U.S. market during the year ended March 31, 2017. We also received tentative approval of our NDA for our dermatology product Zenavod.

The details of our products in Phase 3 and the products for which an NDA has been filed with U.S FDA as of March 31, 2017 are as follows:

Compound	DFN-02	DFD-06
Therapeutic Area	Neuroscience	Dermatology
Indication	Acute treatment of migraines, with or without aura in adults.	Treatment of moderate plaque psoriasis in patients 18 years of age or older.
Significant developments during the period	Pivotal bioequivalence studies were completed. Patient safety studies have been completed and efficacy study is in progress.	Phase 3 studies have been completed. Registration batches have been manufactured and all the preparations for NDA filing have been made during the period.
Significant patents associated with the compound

Patents (including those granted to the development partner) expiring as follows:

• U.S.A.—2031;

• All other countries—2030

Further, patent applications are pending in certain other countries along with the U.S.A.

A Patent application covering compositional matter is pending in the U.S.A. and an PCT application is also pending.
Current status/ expected NDA filing*	Phase 3 is completed. Submission of NDA to U.S. FDA is planned for 2018.	NDA was submitted in January 2017.

[Continued from prior table, first column repeated]

Compound	DFD-10	DFD-11 (Xeglyze™)
Therapeutic Area	Dermatology	Pediatrics
Indication	Treatment of acne in patients 12 years of age or older.	Treatment of head lice in patients 6 months of age or older.
Significant developments during the period	Two pivotal bioequivalence studies completed.	The NDA was initially filed by Hatchtech in September 2015; ownership was transferred to us in December 2015.
Significant patents associated with the compound	Patent applications are pending in the U.S.A. and under the PCT.	Three patents were granted in the U.S.A., with estimated expiration in 2026. Patents were also granted in Australia, Canada, India, and New Zealand. Some other patent applications are pending in certain countries, including the U.S.A.
Current status/ expected NDA filing*	Approval of NDA by the U.S. FDA was received in May 2017.	NDA was submitted in September 2015 and we received a complete response letter from the U.S FDA in August 2016. We expect to respond to the complete response letter in July 2017.

[Continued from prior table, first column repeated]

Compound	XP 23829	E7777
Therapeutic Area	Dermatology	Haematology-Oncology
Indication	Treatment of plaque psoriasis in patients 12 years of age or older.	Treatment of Cutaneous T Cell Lymphoma.
Significant developments during the period	This is a NCE program in-licensed from Xenoport. Phase 2 was completed.	This is an anti-cancer biologic agent in-licensed from EISAI limited.
Significant patents associated with the compound

Five patents were granted, with estimated expiration of the last such patents in 2029. In addition, one notice of allowance has been received.

Patents were also granted in multiple other countries such as Australia, China, Europe, Japan and Russia, with estimated expiration in 2029. There are also other patent applications pending in the U.S.A. and some other countries.

None.
Current status/ expected NDA filing*	Phase 2b/3 studies being planned.	Phase 3 is in process. Submission of a biologics license application to the U.S. FDA is planned for 2019.

*

The timelines for expected filing may change due to various factors, including outcome of Phase 3 studies, completion of Integrated Summary of Safety/Integrated Summary of Effectiveness (“ISS/ISE”), outcome of stability data and internal reprioritization of portfolio.

Patents. Our Proprietary Products segment had the following patent applications filed and patents granted as of March 31, 2017:

Category	USPTO (1) (# Filed)	USPTO (1) (# Granted)	PCT(2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	47	27	35	26	3
Anti-ulcerant	1	1	—	1	—
Miscellaneous	18	11	4	27	8
Differentiated formulations	41	18	22	34	—

TOTAL	218	92	147	272	75

(1)	“USPTO” means the United States Patent and Trademark Office.
(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

Stages of Testing Development. The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:

Stage of Development	Description
Nonclinical	Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.
Phase 1	Clinical studies to test safety and pharmacokinetic profile of a drug in normal human subjects.
Phase 2	Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.
Phase 3	Larger scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

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

Competition

The pharmaceutical and biotechnology industries are highly competitive. We face intense competition from organizations such as large and small pharmaceutical companies, biotechnology companies and academic and research organizations. The major pharmaceutical organizations competing with us have greater capital resources, larger overall research and development staff and facilities and considerably more experience in drug development. Biotechnology companies competing with us may have these advantages as well.

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

In order to market a drug in the United States, we or our partners are subject to regulatory requirements governing human clinical trials, marketing approval and post-marketing activities for pharmaceutical products and biologics. Various federal, and in some cases state, statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record-keeping and marketing of these products. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations is time consuming and requires substantial resources, and the approval outcome is uncertain.

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

In order to eventually commercialize any products, we or our collaborator first are required to sponsor and file an IND and are responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that is necessary to obtain U.S. FDA marketing approval. Clinical trials are normally done in three phases and generally take several years to complete. The clinical trials have to be designed taking into account the applicable U.S. FDA guidelines. Furthermore, the U.S. FDA may suspend clinical trials at any time if the U.S. FDA believes that the subjects participating in trials are being exposed to unacceptable risks or if the U.S. FDA finds deficiencies in the conduct of the trials or other problems with our product under development.

After completion of clinical trials of a new product, U.S. FDA marketing approval must be obtained. If the product is classified as a new pharmaceutical, we or our collaborator are required to file a New Drug Application (“NDA”), and receive approval before commercial marketing of the drug. The testing and approval processes require substantial time and effort. NDAs submitted to the U.S. FDA can take several years to obtain approval and the U.S. FDA is not obligated to grant approval at all.

Even if U.S. FDA regulatory clearances are obtained, a marketed product is subject to continual review. If and when the U.S. FDA approves any of our or our collaborators’ products under development, the manufacture and marketing of these products are subject to continuing regulation, including compliance with cGMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical products.

Our research and development processes involve the controlled use of hazardous materials and controlled substances. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products.

Promius Pharma LLC

Promius Pharma LLC (“Promius Pharma”), our subsidiary based in Princeton, New Jersey in the United States, conducts our U.S. Specialty business, which is engaged in the promotion and sale of branded specialty products in the therapeutic areas of dermatology and neurology.

In addition to its existing portfolio of proprietary and licenseddermatology and neurology products, Promius Pharma also has a pipeline of dermatology and neurology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, acne and steroid responsive dermatoses. Promius has commercialized eight products: EpiCeram®, a skin barrier emulsion for the treatment of atopic dermatitis; Scytera®, a foam for the treatment of psoriasis; Promiseb®, a cream for the treatment of seborrheic dermatitis; Cloderm® (clocortolone pivalate 0.1%), a cream used for treating corticosteroid-responsive dermatoses; Trianex®, a cream for the treatment of the inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses; Zembrace SymTouch (subcutaneous sumatriptan 3mg), an autoinjector for treatment of migraine headaches; and Sernivo (betamethasone propionate, 0.05%), a spray for the treatment of mild to moderate plaque psoriasis. Promius Pharma also markets and promotes Zenatane (isotretinoin).

Promius Pharma leverages our research, development and manufacturing facilities in Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, nonclinical and clinical studies. Manufacturing is also outsourced to reputable contract manufacturing organizations in the United States and Europe. Both of Promius Pharma’s commercial groups—dermatology and neurology have the support of teams spanning marketing, sales operations, market access and medical affairs. The dermatology and neurology teams are comprised of 137 marketing, sales, and market access and operations professionals.

4.C. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. Refer to Note 47 of our consolidated financial statements for a list of our subsidiaries, associates and joint ventures.

4.D. Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:

Sl. No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
	Within India
1	API Hyderabad Plant 1, Telangana, India	645,995	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	732,592	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Hyderabad Plant 4, Telangana, India	189,343	Global Generics and PSAI
5	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
6	API Srikakulam Plant, Andhra Pradesh, India	4,027,688	Global Generics and PSAI
7	API Srikakulam Plant (SEZ), Andhra Pradesh, India	11,001,863	Global Generics
8	Technology Development Centre Hyderabad 1, Telangana, India	113,256	PSAI
9	Technology Development Centre Hyderabad 2, Telangana, India	68,825	PSAI
10	Formulations Hyderabad Plant 1, Telangana, India	271,379	Global Generics
11	Formulations Hyderabad Plant 2, Telangana, India	3,207,826	Global Generics
12	Formulations Yanam Plant, Pondicherry, India	463,541	Global Generics
13	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
14	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
15	Biologics Hyderabad, Telangana, India	789,727	Global Generics
16	Formulations Hyderabad Plant 3, Telangana, India	1,539,089	Global Generics
17	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
18	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	334,105	Global Generics
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,206	Global Generics
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	544,322	Global Generics
21	ADTL Hyderabad, Telangana, India	187,308	Others
22	ADTL Bengaluru, Karnataka, India	718,716	Others
23	Integrated Product Development Center, Telangana, India	103,350	Global Generics, PSAI and Proprietary

	Outside India
24	API Cuernavaca Plant, Mexico	2,361,840	PSAI
25	API Mirfield Plant, United Kingdom	1,785,960	PSAI
26	API Middleburgh Plant, New York, United States	292,000	Global Generics
27	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI
28	Technology Development Centre, OctoPlus N.V., Leiden, the Netherlands	56,500	Global Generics and PSAI
29	Formulations Beverley Plant, East Yorkshire, United Kingdom	81,000	Global Generics
30	Formulations Shreveport Plant, Louisiana, United States	2,349,251	Global Generics
31	Formulations Bristol Plant, Tennessee, United States	1,742,400	Global Generics

We generally own our facilities. However, some of our sites (primarily office space) are leased. All properties identified above, including leased properties, are either used for manufacturing and packaging of pharmaceutical products or for research and development activities. In addition, we have sales, marketing and administrative offices, some of which are owned and some others are leased properties. We believe that our facilities are optimally utilized.

Global Generics

During the year ended March 31, 2013, we expanded our biosimilars facility in Hyderabad, Telangana, India to meet growing demand in emerging markets.

During the year ended March 31, 2014, we set up a new manufacturing facility in a Special Economic Zone in Duvvada, Visakhapatnam, Andhra Pradesh, India for the manufacture of parenteral (injectable form) products. This facility helps us meet the demand for such products in some of our key markets, including the United States.

During the year ended March 31, 2015, we obtained approvals from the U.S. FDA for products to be manufactured from a recently commissioned oral solid dosage form facility in a Special Economic Zone in Devunipalavalasa, Srikakulam, Andhra Pradesh, India. This plant, which began operations during the year ended March 31, 2016, manufactures new molecules and certain high volume products of our Global Generics segment. Further, during the year March 31, 2016, we began manufacturing products from this plant.

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

Material plans to construct, expand and improve facilities

As of March 31, 2017, we had capital work-in-progress of Rs.6,646 million and capital commitments of Rs.5,256 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India and the United States. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and other investments. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2018 and March 31, 2019.

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

The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by reportable segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Chief Executive Officer is the CODM of the Company.

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

Proprietary Products. This segment consists of our business that focuses on the research, development, and manufacture of differentiated formulations. These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

Others. This includes the operations of our wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of our consolidated financial statements.

Critical Accounting Policies

Critical accounting policies are defined as those that in our view are the most important to the portrayal of our financial condition and results and that require the most exercise of management’s judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. The basis for preparation of our financial statements, significant accounting policies and application of these are discussed in detail in Notes 2 and 3 to our consolidated financial statements.

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

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as below:

•	Evaluation of joint arrangements;

•	Assessment of functional currency;

•	Financial instruments;

•	Business combinations;

•	Useful lives of property, plant and equipment and intangible assets;

•	Valuation of inventories;

•	Measurement of recoverable amounts of cash-generating units;

•	Assets and obligations relating to employee benefits;

•	Provisions;

•	Sales returns, rebates and chargeback provisions;

•	Evaluation of recoverability of deferred tax assets; and

•	Contingencies.

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

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 55% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2017. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

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

b)

Unit pricing rate— At any point in time, inventory volumes on which we carry our chargeback accrual represents up to 1 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2016, 2015 and 2014, respectively, and ended March 31, 2017, 2016 and 2015, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). We note that the impact on net sales on account of such price variation was negligible.

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

A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2015, 2016 and 2017:

Particulars	Chargebacks	Rebates	Medicaid	Sales Returns
	(All values in U.S. $millions)
Beginning Balance: April 1, 2014	126	130	15	28
Current provisions relating to sales in current year(1)	1,939	635	24	32
Provisions and adjustments relating to sales in prior years	*	—	0	—
Credits and payments**	(1,871)	(543)	(22)	(20)

Ending Balance: March 31, 2015	194	222	17	40

Beginning Balance: April 1, 2015	194	222	17	40
Current provisions relating to sales in current year(2)	2,208	767	23	32
Provisions and adjustments relating to sales in prior years	*	—	—	—
Credits and payments**	(2,193)	(732)	(26)	(27)

Ending Balance: March 31, 2016	209	257	14	45

Beginning Balance: April 1, 2016	209	257	14	45
Current provisions relating to sales in current year(3)	1,963	700	22	28
Provisions and adjustments relating to sales in prior years	*	—	—	—
Credits and payments**	(1,981)	(771)	(23)	(37)

Ending Balance: March 31, 2017	191	186	13	36

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

(3)

Chargebacks and rebates provisions for the year ended March 31, 2017 and payments for the year ended March 31, 2017 were each lower as compared to the year ended March 31, 2016, primarily as a result of lower sales, product mix changes and relatively low value of new products.

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

Our overall provision for sales returns as at March 31, 2017 was Rs.3,784 million, as compared to a provision of Rs.4,421 million as at March 31, 2016. This decrease in our provision was primarily attributable to a lower allowance for returns provision created for the year ended March 31, 2017 due to lower sales recorded for the year ended March 31, 2017 based on our historical experience and recent trends in actual sales returns, in the markets in which we operate. For further information regarding our sales return provisions, refer to Note 21 to our consolidated financial statements.

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

Other investments

Other investments consist of term deposits with original maturities of more than three months, and mutual funds and equity securities.

Investments in mutual funds and equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income/(loss) and presented within equity under “fair value reserve”. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the consolidated income statement

Trade payables

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

Other non-derivative financial instruments

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

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, we have a legal right and ability to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments

We are exposed to exchange rate risks which arise from our foreign exchange revenues, expenses and borrowings primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Venezuelan bolivars, Romanian new leus and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

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

Foreign currency

Functional currency

The consolidated financial statements are presented in Indian rupees, which is the functional currency of our parent company. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.

In respect of certain non-Indian subsidiaries that operate as marketing arms of our parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of our parent company (i.e., the Indian rupee). The operations of these subsidiaries are largely restricted to importing of finished goods from our parent company in India, sales of these products in the foreign country and making of import payments to our parent company. The cash flows realized from sales of goods are available for making import payments to our parent company and cash is paid to our parent company on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from our parent company. The financing of these subsidiaries is done directly or indirectly by our parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

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

However, foreign currency differences arising from the translation of the following items are recognized in other comprehensive income (“OCI”):

•	available for sale equity investments (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to the consolidated income statement);

•	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

•	qualifying cash flow hedges, to the extent that the hedges are effective.

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

Business combinations

We use the acquisition method of accounting to account for any business combination that occurred on or after April 1, 2009. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when we are exposed to, or have rights to variable returns from our involvement with the entity and have the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. We measure goodwill as of the applicable acquisition date at the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed. When the fair value of the net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, a bargain purchase gain is recognized immediately in the consolidated income statement. Consideration transferred includes the fair values of the assets transferred, liabilities incurred by us to the previous owners of the acquiree, and equity interests issued by us. Consideration transferred also includes the fair value of any contingent consideration. Consideration transferred does not include amounts related to the settlement of pre-existing relationships. Any goodwill that arises on account of such business combination is tested annually for impairment.

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

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders. The difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity

Property, plant and equipment

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

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated income statement as incurred.

Research and development

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in the consolidated income statements as incurred.

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

As of March 31, 2017, no internal drug development expenditure amounts have met the recognition criteria. The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the consolidated income statements as incurred.

A substantial portion of our current research and development activities relates to the development of bio-equivalent products, which do not require full scale clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2017 were Rs.19,551 million, which was approximately 14% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2017, 2016 and 2015 represented approximately 61%, 65%, and 60%, respectively, of our total research and development expenditures.

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

All impairment losses are recognized in the consolidated income statement. When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in other comprehensive income is transferred to the consolidated income statement. An impairment loss may be reversed in subsequent periods if the indicators for the impairment no longer exist. Such reversals are recognized in other comprehensive income.

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

5.A. Operating results

Income Statement Data

	For the year ended March 31,
	2017		2017	2016	2015
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$	2,171	Rs.140,809	Rs.154,708	Rs.148,189
Cost of revenues		963	62,453	62,427	62,786
Gross profit		1,208	78,356	92,281	85,403
Selling, general and administrative expenses		715	46,372	45,702	42,585
Research and development expenses		301	19,551	17,834	17,449
Other (income)/expense, net		(16)	(1,065)	(874)	(917)
Results from operating activities		208	13,498	29,619	26,286
Finance (expense)/income, net		12	806	(2,708)	1,682
Share of profit of equity accounted investees, net of tax		5	349	229	195
Profit before tax		226	14,653	27,140	28,163
Tax expense		40	2,614	7,127	5,984
Profit for the year	U.S.$	186	Rs.12,039	Rs.20,013	Rs.22,179

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales For the year ended March 31,			Percentage Increase/(Decrease)
	2017	2016	2015	2016 to 2017	2015 to 2016
Revenues	100.0%	100.0%	100.0%	(9.0%)	4.4%
Gross profit	55.6%	59.6%	57.6%	(15.1%)	8.1%
Selling, general, and administrative expenses	32.9%	29.5%	28.7%	1.5%	7.3%
Research and development expenses	13.9%	11.5%	11.8%	9.6%	2.2%
Other (income)/expense, net	(0.8%)	(0.6%)	(0.6%)	21.8%	(4.7%)
Results from operating activities	9.6%	19.1%	17.7%	(54.4%)	12.7%
Finance (expense)/income, net	0.6%	(1.8%)	1.1%	(129.8%)	(261.1%)
Share of profit of equity accounted investees, net of tax	0.2%	0.1%	0.1%	52.5%	17.7%
Profit before taxes	10.4%	17.5%	19.0%	(46.0%)	(3.6%)
Tax expense	(1.9%)	(4.6%)	(4.0%)	(63.3%)	19.1%
Profit for the year	8.5%	12.9%	15.0%	(39.8%)	(9.8%)

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the year ended March 31,
	2017			2016			2015
	(Rs. in millions)
	Revenues		Revenues (Segment % of Total)	Revenues		Revenues (Segment % of Total)	Revenues		Revenues (Segment % of Total)
Global Generics	Rs.	115,409	82%	Rs.	128,062	83%	Rs.	119,397	81%
Pharmaceutical Services and Active Ingredients		21,277	15%		22,379	14%		25,456	17%
Proprietary Products		2,363	2%		2,659	2%		2,172	1%
Others		1,760	1%		1,608	1%		1,164	1%

Total	Rs.	140,809	100%	Rs.	154,708	100%	Rs.	148,189	100%

Fiscal Year Ended March 31, 2017 compared to Fiscal Year Ended March 31, 2016

Revenues

Our overall consolidated revenues were Rs.140,809 million for the year ended March 31, 2017, a decrease of 9% as compared to Rs.154,708 million for the year ended March 31, 2016. This revenue decline for the year ended March 31, 2017 was primarily due to decreased sales (largely driven by reduced prices) in our Global Generics segment’s North America (the United States and Canada) business and constrained operations in Venezuela.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2017			2016			2015
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	115,409	82%	Rs.	128,062	83%	Rs.	119,397	81%
North America (the United States and Canada)		63,601	55%		75,445	59%		63,564	53%
Europe		7,606	7%		7,732	6%		6,481	5%
India		23,131	20%		21,293	17%		17,870	15%
Russia and other countries of the former Soviet Union		15,238	13%		14,176	11%		18,425	16%
Others		5,833	5%		9,416	7%		13,057	11%
Pharmaceutical Services and Active Ingredients	Rs.	21,277	15%	Rs.	22,379	14%	Rs.	25,456	17%
North America (the United States and Canada)		3,569	17%		3,052	14%		4,605	18%
Europe		8,410	40%		9,313	42%		10,507	41%
India		1,750	8%		2,618	12%		3,288	13%
Others		7,548	35%		7,396	32%		7,056	28%
Proprietary Products and Others	Rs.	4,123	3%	Rs.	4,267	3%	Rs.	3,336	2%

Total	Rs.	140,809	100%	Rs.	154,708	100%	Rs.	148,189	100%

* This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

For the year ended March 31, 2017, the U.S. dollar, Euro and Russian rouble appreciated by approximately 2%, 2% and 3%, respectively, against the Indian rupee as compared to the year ended March 31, 2016. These changes in exchange rates increased our reported revenues because of the increase in Indian rupee realization from sales in U.S. dollars, Euros and Russian roubles.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.115,409 million for the year ended March 31, 2017, a decrease of 10% as compared to Rs.128,062 million for the year ended March 31, 2016. The revenue decline was largely attributable to this segment’s operations in the United States and Venezuela.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing decrease in revenues of this segment was attributable to the following factors:

•	a decrease of approximately 10% resulting from the net impact of changes in sales prices of the products in this segment; and

•

a decrease of approximately 3% resulting from a net decrease in the sales volumes of existing products in this segment, which includes lower sales from Venezuela due to the voluntary reduction of our supply of products to this country as a risk mitigation approach; and

•	the foregoing was partially offset by an increase of approximately 3% resulting from the introduction of new products during the intervening period.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.63,601 million for the year ended March 31, 2017, a decrease of 16% as compared to the year ended March 31, 2016. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 18% for the year ended March 31, 2017 as compared to the year ended March 31, 2016.

This revenue decrease was largely attributable to the following:

•	reduced sales (primarily due to significant price erosion) as a result of increased competition for our key products, such as valganciclovir, decitabine and azacitidine;

•	a significant decline in our sale of products to McNeil Consumer Healthcare following the conclusion of some of our existing supply arrangements with them;

•	price erosion in other existing products of this segment’s base business; and

•

the foregoing was partially offset by revenues from new products launched during the year ended March 31, 2017, such as nitroglycerin SLT (sublingual tablets), omeprazole sodium bicarbonate, and naproxen sodium IR (immediate-release).

During the year ended March 31, 2017, we made 26 new ANDA filings with the U.S. FDA. As of March 31, 2017 our cumulative filings were 265, which includes 3 NDA filings under section 505(b)(2) and 262 ANDA filings. These 262 ANDA filings include 8 ANDAs that we acquired from Teva Pharmaceutical Industries Ltd. As of March 31, 2017, we had 101 filings pending approval with the U.S. FDA (99 ANDAs and 2 NDAs under 505(b)(2) route). Of the 99 ANDAs which are pending approval, 62 are Paragraph IV filings, and we believe that we are the first to file with respect to 21 of these filings. Further, these 99 ANDAs which are pending for approval include 7 ANDAs acquired from Teva Pharmaceutical Industries Ltd, of which 6 are Paragraph IV filings.

India: Our Global Generics segment’s revenues from India were Rs.23,131 million, for the year ended March 31, 2017, an increase of 9% as compared to the year ended March 31, 2016. This growth was largely attributable to revenues from new brands launched in India between April 1, 2016 and March 31, 2017, and an increase in sales volumes of our existing products, which was partially offset by the decrease in sales prices of our existing products. According to IMS Health in its Moving Annual Total report for the year ended March 31, 2017, our secondary sales in India grew by 4.5% during such period, as compared to the India pharmaceutical market’s growth of 9.1% during such period. During the year ended March 31, 2017, we launched 18 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily South Africa and Australia, as well as Venezuela) were Rs.21,071 million for the year ended March 31, 2017, a decrease of 11% as compared to the year ended March 31, 2016. As a result of the ongoing economic crisis in Venezuela, we have discontinued our base prescription drug supply business in that country. Adjusted for this, our Global Generics Segment’s revenues from our “Emerging Markets” for the year ended March 31, 2017 increased by 7% as compared to the year ended March 31, 2016. This revenue increase was largely attributable to increased revenues from Russia, as described below.

Russia: Our Global Generics segment’s revenues from Russia were Rs.11,547 million for the year ended March 31, 2017, an increase of 9% as compared to the year ended March 31, 2016. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 8% for the year ended March 31, 2017 as compared to the year ended March 31, 2016. This revenue increase was largely attributable to increased sales volumes of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2017 were 40% of our total revenues from Russia.

According to IMS Health, as per its report for the year ended March 31, 2017, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for such period, was as follows:

	Year ended March 31, 2017
	Dr. Reddy’s		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	3.07%	2.38%	2.61%	(4.92%)
Over-the-counter (OTC)	6.81%	12.80%	10.88%	(1.02%)
Total (Rx + OTC)	4.49%	5.13%	5.60%	(3.92%)

As per the above referenced IMS Health report, our volume-based market shares in Russia for the years ended March 31, 2017 and 2016 were as follows:

	Year ended March 31,
	2017	2016
Prescription (Rx)	4.30%	4.50%
Over-the-counter (OTC)	0.71%	0.66%
Total (Rx + OTC)	1.77%	1.77%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.3,692 million for the year ended March 31, 2017, an increase of 4% as compared to the year ended March 31, 2016. This increase was largely attributable to the increased revenues from our existing products, as well as revenues from new products launched between April 1, 2016 and March 31, 2017, including omez injection, bortezomib, flucold, levolet and telmisartan.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,833 million for the year ended March 31, 2017, a decrease of 38% as compared to the year ended March 31, 2016. As a result of the ongoing economic crisis in Venezuela, we have discontinued our base prescription drug supply business in that country. Adjusted for this, revenues from our “Rest of the World” markets for the year ended March 31, 2017 increased by 6% as compared to the year ended March 31, 2016.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom and our out-licensing business across Europe, and were Rs.7,606 million for the year ended March 31, 2017, a decrease of 2% as compared to the year ended March 31, 2016. This decrease was primarily due to the impact of depreciation of the British pound sterling, largely driven by the “Brexit” vote.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues were Rs.21,277 million for the year ended March 31, 2017, a decrease of 5% as compared to the year ended March 31, 2016. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease in revenues was largely attributable to:

•

decreased sales of active pharmaceutical ingredients for the year ended March 31, 2017, primarily due to decreased sales volumes of existing products, which decreased our PSAI segment’s revenues by approximately 8%; and

•	the foregoing was partially offset by increased customer orders for our pharmaceutical development services, which increased our PSAI segment’s revenues by approximately 3%.

During the year ended March 31, 2017, we filed 82 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of March 31, 2017 were 754, including 202 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.78,356 million for the year ended March 31, 2017, representing 55.6% of our revenues for that period, as compared to Rs.92,281 million for the year ended March 31, 2016, representing 59.6% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the year ended March 31,
	2017			2016			2015
	(Rs. in millions)
	Gross Profit		Gross Profit (% of Segment Revenue)	Gross Profit		Gross Profit (% of Segment Revenue)	Gross Profit		Gross Profit (% of Segment Revenue)
Global Generics	Rs.	71,079	62%	Rs.	84,427	66%	Rs.	77,569	65%
Pharmaceutical Services and Active Ingredients		4,473	21%		4,931	22%		5,709	22%
Proprietary Products		1,951	83%		2,217	83%		1,796	83%
Others		853	49%		706	44%		329	28%

Total	Rs.	78,356	56%	Rs.	92,281	60%	Rs.	85,403	58%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 61.6% for the year ended March 31, 2017, as compared to 65.9% for the year ended March 31, 2016. This decrease was largely attributable to the impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

The gross profits from our PSAI segment decreased to 21.0% for the year ended March 31, 2017, from 22.0% for the year ended March 31, 2016. This decrease was primarily due to a decrease in sales of products with higher gross profit margins during the year ended March 31, 2017.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.46,372 million for the year ended March 31, 2017, an increase of 1% as compared to Rs.45,702 million for the year ended March 31, 2016. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased sales and marketing expenses, primarily on account of a provision of Rs.374 million as a potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations (refer to Note 44 of our consolidated financial statements for further details), as well as higher spending in India, Russia and Proprietary products, all of which increased our selling, general and administrative expenses by approximately 4%; and

•	the foregoing was partially offset by decreased other costs, which decreased our selling, general and administrative expenses by approximately 2%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 32.9% for the year ended March 31, 2017 as compared to 29.5% for the year ended March 31, 2016.

Research and development expenses

Our research and development expenses were Rs.19,551 million for the year ended March 31, 2017, an increase of 10% as compared to Rs.17,834 million for the year ended March 31, 2016. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds. In addition, our research and development expenses for the year ended March 31, 2017 include costs incurred towards assets in-licensed from Xenoport, Inc. and Eisai Co., Ltd. Our research and development expenses increased to 13.9% of our total revenues for the year ended March 31, 2017, as compared to 11.5% of our total revenues for the year ended March 31, 2016.

Other (income)/expense, net

Our net other income was Rs.1,065 million for the year ended March 31, 2017, an increase of 22% as compared to net other income of Rs.874 million for the year ended March 31, 2016.

Finance (expense)/income, net

Our net finance income was Rs.806 million for the year ended March 31, 2017, as compared to net finance expense of Rs.2,708 million for the year ended March 31, 2016. The decrease in net finance expense was attributable to:

•	net foreign exchange loss of Rs.74 million for the year ended March 31, 2017, as compared to net foreign exchange loss of Rs.4,133 million for the year ended March 31, 2016;

•	net interest expense of Rs.77 million for the year ended March 31, 2017, as compared to net interest income of Rs.573 million for the year ended March 31, 2016; and

•	profit on sale of investments of Rs.957 million for the year ended March 31, 2017, as compared to profit on sale of investments of Rs.852 million for the year ended March 31, 2016.

Profit before tax

As a result of the above, profit before taxes was Rs.14,653 million for the year ended March 31, 2017, a decrease of 46% as compared to Rs.27,140 million for the year ended March 31, 2016.

Tax expense

Our consolidated weighted average tax rates for the years ended March 31, 2017 and 2016 were 18% and 26%, respectively. Income tax expense was Rs.2,615 for the year ended March 31, 2017, as compared to income tax expense of Rs. 7,127 for the year ended March 31, 2016. Our effective tax rate for the year ended March 31, 2017 decreased by 8% as compared to the year ended March 31, 2016, primarily due to the resolution of a certain tax matter resulting in a reversal of Rs.1,370 in income tax expense pertaining to earlier years.

Profit for the period

As a result of the above, our net profit was Rs.12,039 million for the year ended March 31, 2017, representing 8.5% of our total revenues for such period, as compared to Rs.20,013 million for the year ended March 31, 2016, representing 12.9% of our total revenues for such period.

Fiscal Year Ended March 31, 2016 compared to Fiscal Year Ended March 31, 2015

Revenues

Our overall consolidated revenues were Rs.154,708 million for the year ended March 31, 2016, an increase of 4% as compared to Rs.148,189 million for the year ended March 31, 2015. Revenue growth for the year ended March 31, 2016 was largely driven by our Global Generics segment’s operations in the United States, India and Europe markets.

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

During the year ended March 31, 2016, the U.S. dollar appreciated by approximately 7% against the Indian rupee, while the Euro and the Russian rouble depreciated by approximately 7% and 27%, respectively, against the Indian rupee as compared to the year ended March 31, 2015. These changes in exchange rates increased our reported revenues because of the increase in Indian rupee realization from sales in U.S. dollars, partially offset by the decrease in Indian rupee realization from sales in Euros and Russian roubles. However, our higher realization for the U.S. dollar was offset by net losses realized on cash flow hedges undertaken by us to hedge the foreign currency risk associated with highly probable forecasted sales transactions.

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

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, primarily South Africa and Australia, as well as Venezuela) for the year ended March 31, 2016 were Rs.23,591 million, a decrease of 25% as compared to the year ended March 31, 2015. The reasons for this decrease are set forth below in the separate discussions of these geographies.

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

The increase in our effective tax rate for the year ended March 31, 2016 was primarily attributable to the following:

•

non-deductible losses related to our Venezuela operations, which resulted in an increase in our effective tax rate by approximately 3.8% (refer to Note 39 of our consolidated financial statements for further details);

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

•

an increase in weighted deduction on eligible research and development expenditure in India, during the year ended March 31, 2016, as compared to the year ended March 31, 2015, has resulted in a decrease in the effective tax rate by 1.8%. The rate of weighted deduction on our eligible research and development expenditure was equal to 200% for the years ended March 31, 2016 and 2015, respectively.

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

India: Our revenues from India for the year ended March 31, 2015 were Rs.17,870 million, an increase of 14% as compared to the year ended March 31, 2014. This growth was largely attributable to the increase in sales volumes across our key brands and revenues from new brands launched during the year ended March 31, 2015. According to IMS Health in its Moving Annual Total report for the year ended March 31, 2015, our secondary sales in India grew by 13.1% during such period, as compared to the India pharmaceutical market’s growth of 12.1% during such period. During the year ended March 31, 2015, we launched 18 new brands in India such as DOXT-SL™, Melgain®, Xalibo™, and Resof™ (sofosbuvir).

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

Emerging Markets: Our revenues from our “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa and Australia, as well as Venezuela) for the year ended March 31, 2015 were Rs.31,482 million, an increase of 12% as compared to the year ended March 31, 2014. The reasons for this growth are set forth below in the separate discussions of these geographies.

Russia: Our Global Generics segment’s revenues from Russia were Rs.14,922 million for the year ended March 31, 2015, a decrease of 9% as compared to the year ended March 31, 2014. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 13% for the year ended March 31, 2015 as compared to the year ended March 31, 2014. According to IMS Health, as per its moving annual total report for the 12 months ended March 31, 2014, our sales value growth and volume decline for the year ended March 31, 2015 were 10.1% and 2.7%, respectively, as compared to the Russian pharmaceutical market value growth and volume decline of 12.3% and 1.3%, respectively. During the same period, our volume market share decreased from 1.80% to 1.77%, according to IMS Health. Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2015 were 36% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding initiatives. As per IMS Health’s moving annual total report for the 12 months ended March 31, 2015, our OTC sales value and volume growths in Russia for the year ended March 31, 2015 were 16.9% and 7.3%, respectively, as compared to the Russian OTC pharmaceutical market value growth and volume decrease of 12.3% and 1.8%, respectively.

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

The following table sets forth, for the periods indicated, our gross profit by segment:

	For the year ended March 31,
	2015		2014		2013
	(Rs. in millions)
	Gross Profit	Gross Profit (% of Segment Revenue)	Gross Profit	Gross Profit (% of Segment Revenue)	Gross Profit	Gross Profit (% of Segment Revenue)
Global Generics	Rs.77,569	65%	Rs.68,544	66%	Rs.48,687	59%
Pharmaceutical Services and Active Ingredients	5,709	22%	4,848	20%	9,970	32%
Proprietary Products	1,796	83%	2,210	90%	1,358	90%
Others	329	28%	199	16%	564	37%

Total	Rs.85,403	58%	Rs.75,801	57%	Rs.60,579	52%

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

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. Through our subsidiary in Switzerland, we borrowed U.S.$220 million during the year ended March 31, 2012, which was required to be repaid in eight quarterly installments beginning in December 2014. During the year ended March 31, 2016, we repaid the entire outstanding loan amount (including a prepayment of U.S.$110 million), and our subsidiary in Switzerland further incurred U.S.$82.5 million of new short-term borrowings, which was repaid by June 2016. We also borrowed U.S.$150 million during the year ended March 31, 2014, which was to be repaid in five quarterly installments beginning February 2018. During the three months ended December 31, 2016, we entered into a financing arrangement with certain financial institutions to refinance this borrowing of U.S.$150 million. As per the repayment schedule applicable to the refinanced borrowing, we repaid U.S.$75 million on November 28, 2016 (refer to Note 18 to our consolidated financial statements for further details). These loans were incurred primarily to repay some of our then existing short term borrowings and to meet anticipated capital expenditures over the near term.

During the three months ended September 30, 2016, our subsidiary in Switzerland borrowed an additional U.S.$350 million of short-term borrowings from certain institutional lenders (refer to Note 18 to our consolidated financial statements for further details). These loans were borrowed for the purpose of funding the acquisition of eight Abbreviated New Drug Applications (“ANDAs”) from Teva Pharmaceutical Industries Limited in the United States (refer to Note 42 of our consolidated financial statements for additional details). The following table summarizes our statements of cash flows for the periods presented:

	For the year ended March 31,
	2017		2016		2015
	(Rs. in millions)
Net cash provided by/(used in):
Operating activities	Rs.	21,513	Rs.	41,247	Rs.	25,033
Investing activities		(18,471)		(20,423)		(22,904)
Financing activities		(3,692)		(17,001)		(4,118)
Net increase/(decrease) in cash and cash equivalents		(650)		3,823		(1,989)
Effect of exchange rate changes on cash		(492)		(4,296)		(1,068)

In addition to cash, inventory and our balance of accounts receivable, our unused sources of liquidity included Rs.21,156 million in available credit under revolving credit facilities with banks as of March 31, 2017. We had no other material unused sources of liquidity as of March 31, 2017.

Cash Flow from Operating Activities

The net result of our operating activities was a net cash inflow of Rs.21,513 million for the year ended March 31, 2017, as compared to a net cash inflow of Rs.41,247 million for the year ended March 31, 2016. Accordingly, our net cash inflow decreased by Rs.19,734 million during the year ended March 31, 2017 as compared to the year ended March 31, 2016, primarily due to increases in working capital requirements and decreases in our earnings as described below.

Increases in working capital accounted for net cash outflows of Rs.5,350 million and Rs.188 million during the years ended March 31, 2017 and 2016, respectively. This increase in working capital requirements during the year ended March 31, 2017, as compared to the year ended March 31, 2016, resulted in a significant decrease in our net cash provided by operating activities. The increase in working capital requirements during the year ended March 31, 2017 primarily resulted from an increase in our inventories by Rs.6,325 million. This decrease was primarily due to lower sales of some of our key products on account of increased competition during the year ended March 31, 2017.

For the years ended March 31, 2017 and 2016, our profit for the year before interest expense/income, profit/loss on sale of investments, tax expense, impairment loss, depreciation and amortization was Rs.25,495 million and Rs.36,253 million, respectively.

The net result of our operating activities was a cash inflow of Rs.41,247 million for the year ended March 31, 2016, as compared to a cash inflow of Rs.25,033 million for the year ended March 31, 2015. Accordingly, the net cash provided by our operating activities increased by Rs.16,214 million for the year ended March 31, 2016, as compared to the year ended March 31, 2015, primarily due to decreases in working capital requirements as described below.

Increases in working capital accounted for net cash outflows of Rs.188 million and Rs.15,040 million during the years ended March 31, 2016 and 2015, respectively. This lower increase in working capital requirements during the year ended March 31, 2016, as compared to the year ended March 31, 2015, resulted in a significant increase in our net cash provided by operating activities during the year ended March 31, 2016 as compared to the year ended March 31, 2015.The increase in working capital requirements during the year ended March 31, 2015 primarily resulted from an increase in our trade receivables by Rs.10,905 million and an increase in our inventories by Rs.5,447 million. The increase in our trade receivables was primarily due to an increase in the proportion of sales made to customers with longer credit periods in the United States. The increase in our inventories was primarily to support the increased sales of our existing products as well as launches of new products.

Our days’ sales outstanding (“DSO”) as at March 31, 2017, March 31, 2016 and March 31, 2015, computed based on the sales for the three months then ended, were 96 days, 99 days and 95 days, respectively. The decrease in our DSO was primarily due to improved collections from customers in the United States.

Cash Flow from Investing Activities

Our investing activities resulted in a net cash outflow of Rs.18,471 million and Rs.20,423 million for the years ended March 31, 2017 and 2016, respectively. This decrease in net cash outflow of Rs.1,952 million was primarily due to:

•

an increase in net cash inflow by Rs.20,923 million for the year ended March 31, 2017, as compared to the year ended March 31, 2016, in the proceeds from redemption of investments in mutual funds and fixed deposits having an original maturity of more than three months;

•

the foregoing was partially offset by a net increase in amounts spent on property, plant and equipment by Rs.301 million during the year ended March 31, 2017 as compared to the year ended March 31, 2016; and

•

in addition, the foregoing was also partially offset by a net increase of Rs.18,579 in the net cash outflow attributable to key acquisitions in the year ended March 31, 2017 as compared to the year ended March 31, 2016:

•

Rs.7,936 million was paid to UCB India Private Limited and other UCB group companies (“UCB”) for the acquisition of a select portfolio of established products business during the year ended March 31, 2016 (refer to Note 6 of our consolidated financial statements for further details);

•

Rs.1,158 million was paid to Alchemia Limited for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium during the year ended March 31, 2016 (refer to Note 36 of our consolidated financial statements for further details);

•

Rs.23,366 million was paid to Teva Pharmaceutical Industries Limited for the acquisition of eight Abbreviated New Drug Applications (“ANDAs”) during the year ended March 31, 2017 (refer to Note 42 of our consolidated financial statements for further details);

•

Rs.3,159 million was paid to XenoPort, Inc. for the acquisition of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity which forms a part of our Proprietary Products segment, during the year ended March 31, 2017 (refer to Note 40 of our consolidated financial statements for further details);

•

Rs.1,148 million paid to Ducere Pharma LLC for the purchase of six OTC brands which forms a part of our Global Generics segment, during the year ended March 31, 2017 (refer to Note 41 of our consolidated financial statements for further details);

Our investing activities resulted in a net cash outflow of Rs.20,423 million and Rs.22,904 million for the years ended March 31, 2016 and 2015, respectively. This decrease in net cash outflow of Rs.2,481 million was primarily due to:

•	there was a net increase of Rs.3,997 million in the net cash outflow attributable to key acquisitions in the year ended March 31, 2016 as compared to the year ended March 31, 2015:

•

Rs.7,936 million was paid to UCB for the acquisition of a select portfolio of products business during the year ended March 31, 2016 (refer to Note 6 to our consolidated financial statements for further details);

•

Rs.1,158 million was paid to Alchemia Limited for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium during the year ended March 31, 2016 (refer to Note 38 to our consolidated financial statements for further details);

•

Rs.5,097 million was paid for the acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights during the year ended March 31, 2015 (refer to Note 39 to our consolidated financial statements for further details);

•

our net investments in mutual funds and time deposits having an original maturity of more than three months decreased by Rs.9,311 million for the year ended March 31, 2016 as compared to the year ended March 31, 2015; and

•	a net increase in amounts spent on property, plant and equipment by Rs.2,678 million during the year ended March 31, 2016 as compared to the year ended March 31, 2015.

Cash Flows from Financing Activities

Our financing activities resulted in a net cash outflow of Rs.3,692 million and Rs.17,001 million for the years ended March 31, 2017 and 2016, respectively.

During the year ended March 31, 2017, we bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694 million (refer to Note 16 of our consolidated financial statements for further details). In addition, we repaid long term borrowings of Rs.5,220 million, which primarily consisted of the partial repayment of a U.S.$150 million loan by our parent company (refer to Note 18 to our consolidated financial statements for further details). Furthermore, we incurred net short-term borrowings of Rs.21,536 million during the year ended March 31, 2017, including borrowings of Rs.23,366 million (U.S.$350 million) by our Swiss subsidiary for the purpose of acquiring eight ANDAs from Teva Pharmaceutical Industries Limited and an affiliate of Allergan plc (refer to note 42 of our consolidated financial statements for further details). Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.3,390 million.

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

During the year ended March 31, 2015, we had a cash inflow on account of net short term borrowing proceeds of Rs.4,068 million. Furthermore, during that year we repaid two installments amounting to Rs.3,452 million (U.S.$55 million) due under a loan agreement by our Swiss subsidiary, and we paid dividends (including corporate dividend tax) of Rs.3,587 million.

Principal obligations

The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2017:

	Payments due by period
Principal debt obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings from banks	Rs.	43,539	Rs.	43,539	Rs.	—	Rs.	—
Long term debt in foreign currency		4,852		—		4,852		—

Total obligations	Rs.	48,391	Rs.	43,539	Rs.	4,852	Rs.	—

Annual rate of interest

Short term borrowings

	As at March 31, 2017
	Outstanding balance		Currency	Interest rate		Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs. millions)
Packing credit borrowings	Rs.	18,699	USD	LIBOR + (30) to 1 bps		Rs.	20,725	Rs.	24,462
			USD	0.01%
			INR	T-Bill + 30 b	ps
			INR	6.92% to 6.95%
			RUB	9.95%
Other foreign currency borrowings		24,840	USD	LIBOR + 40 to	60 bps		18,842		29,043
			RUB	10.48%

	As at March 31, 2016
	Outstanding balance		Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs. millions)
Packing credit borrowings	Rs.	20,896	USD	LIBOR + (5) to 15 bps	Rs.	20,477	Rs.	22,459
			EURO	LIBOR + 5 to 7.5 bps
			RUB	10.65% to 11.57%
Other foreign currency borrowings		1,822	USD	LIBOR + 40 bps		3,552		5,364
Other rupee borrowings		—	INR	10%		813		1,000

The maturities of our short-term borrowings from banks vary from one month to twelve months. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.

Long term borrowings

	As at March 31,
	2017		2016
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	LIBOR + 82.7 bps	USD	LIBOR + 125 bps

Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances. However, transfers of funds from Venezuela are subject to certain exchange control regulations. Refer to Note 39 of our consolidated financial statements for further details.

Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Euros, Russian roubles, Venezuela bolivars and Swiss francs.

As of March 31, 2017 and 2016, we had committed to spend Rs.5,256 million and Rs.5,065 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our long term borrowings.

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

•	Proprietary Products, where we focus on the research, development, and manufacture of differentiated formulations. These novel products fall within the dermatology and neurology therapeutic areas.

In the years ended March 31, 2017, 2016 and 2015, we expended Rs.19,551 million, Rs.17,834 million and Rs.17,449 million, respectively, on research and development activities. The increase in research and development expenditure was in line with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and bio-similar compounds.

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2017, we have approximately 1,634 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2017 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period (Rs. in millions)
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Operating lease obligations	Rs.	1,711	Rs.	384	Rs.	611	Rs.	350	Rs.	366
Capital lease obligations		707		110		107		110		380
Purchase obligations
Agreements to purchase property, plant and equipment and other capital commitments(1)		5,256		5,256		—		—		—
Short term debt obligations		43,539		43,539		—		—		—
Long term debt obligations		4,852		—		1,610		3,242		—
Estimated interest payable on long-term debt (2)		255		89		149		17		—
Post-retirement benefits obligations (3)		2,255		241		455		430		1,129

Total contractual obligations	Rs.	58,575	Rs.	49,619	Rs.	2,932	Rs.	4,149	Rs.	1,875

(1)	These amounts are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds and proceeds from long term borrowings.
(2)

Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2017 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

5.G. Safe harbor

See page 3 under heading “Forward-Looking and Cautionary Statement”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2017 was as follows:

Directors Name(1)	Age (in yrs.)	Position
Mr. K. Satish Reddy(2)(3)	50	Chairman
Mr. G.V. Prasad (2)(4)	57	Co-Chairman, Managing Director and Chief Executive Officer
Mr. Anupam Puri	71	Director
Ms. Kalpana Morparia	68	Director
Dr. Omkar Goswami	60	Director
Dr. Bruce L.A. Carter	73	Director
Dr. Ashok S. Ganguly	82	Director
Mr. Sridar Iyengar	69	Director
Mr. Bharat Narotam Doshi	68	Director
Mr. Hans Peter Hasler	61	Director

(1)	Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. K. Satish Reddy.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2017, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
K. Satish Reddy(1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	50	25	January 18, 1993	Director, Globe Organics Limited
G.V. Prasad(2) Co-Chairman, Managing Director and Chief Executive Officer	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	57	33	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Abhijit Mukherjee (3) Chief Operating Officer	B. Tech. (Chem.)	59	37	January 15, 2003	President, Atul Limited
Alok Sonig Executive Vice President and Head - North America Generics	B.E., MBA	45	22	June 11, 2012	Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation, Bristol Myers Squibb
Dr. Amit Biswas Executive Vice President and Head - Integrated Product Development Organization	B. Tech. (Chem.), Masters (Polymer Science), Ph.D.	57	29	July 12, 2011	Senior Vice President, Reliance Industries Limited
Dr. Cartikeya Reddy Executive Vice President and Head-Biologics	B. Tech, M.S., Ph.D.	47	26	July 20, 2004	Senior Engineer, Genetech Inc.
Dr. KVS Ram Rao Sr. Vice President and Head-PSAI Commercial Organization	B.Tech., M.E., Ph. D.(Chem Eng)	54	24	April 3, 2000	Head of Technical Services, Jubilant Life Sciences

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
M.V. Ramana Executive Vice President and Head Branded Markets (India & Emerging Countries)	MBA	49	25	October 15, 1992	—
Dr. S. Chandrasekhar President and Global Head of Human Resources	MBA., Ph.D.	60	38	August 12, 2013	Vice President and Head of Human Resources, IBM India.
Samiran Das Executive Vice President and Head- Global Manufacturing Operations	B. Tech (Mechanical)	57	35	June 15, 2011	Executive Director, PepsiCo India.
Saumen Chakraborty President and Chief Financial Officer and Global Head of Information Technology and Business Process Excellence	B.Sc. (H), MBA (IIM)	56	33	July 2, 2001	Vice President, Tecumseh Products India Private Limited
Ganadhish Kamat Executive Vice President and Head Global Quality Organisation	Master of Pharmacy and Diploma in Business Management	54	32	April 18, 2016	Executive Vice President – Corporate Quality, Lupin Limited
J. Ramachandran Executive Vice President – Management Systems and Corporate Initiatives	Master’s Degree (IIT)	53	25	September 15, 2016	Global CEO, Birla soft
Anil Namboodiripad Senior Vice President and Head - Proprietary Products	Ph.D. Physiology and Molecular Biophysics	50	19	September 9, 2007	Abbott Laboratories, Bristol-Myers Squibb, Booz and Co

(1)	Brother-in-law of Mr. G.V. Prasad.
(2)	Brother-in-law of Mr. K. Satish Reddy
*

In June 2017, Ms. Archana Bhaskar joined the Company as Executive Vice President and Chief Human Resources Officer (“CHRO”). She will be a member of our Management Council. She is a graduate from Lady Shiram College, Delhi University majoring in Psychology & Mathematics and an MBA at the Indian Institute of Management, Bengaluru and has over 25 years of experience across various industries, geographies and companies. She was last employed with Royal Dutch Shell, Singapore where she headed Human Resources for the Global Commercial businesses.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. K. Satish Reddy is a member of our Board of Directors and serves as our Chairman of the Board. Prior to May 2014, he held the titles of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (“CII”) and head of its National Committee on Pharmaceuticals. He was the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research-based Indian companies. He also chairs the Life Sciences Skill Development Council under The National Skill Development Corporation (“NSDC”), an organization, working in partnership with various stakeholders groups, to serve and address the skill shortfalls in the Life Sciences Sectors across India.

In May 2015, the Ministry of Labour and Employment, Government of India, nominated Mr. Reddy as Chairman of the Board of Governors of the National Safety Council. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Industries Limited, Araku Originals Limited, Dr. Reddy’s Research Foundation, Dr. Reddy’s Institute of Life Sciences, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, KAR Holdings (Singapore) Private Limited, Singapore, KAREUS Therapeutics (Singapore) Private Limited, Singapore and KAREUS Therapeutics, SA, Switzerland.

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Co-Chairman, Managing Director and Chief Executive Officer. Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited prior to its merger with us. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. He has been involved with the Andhra Pradesh chapter of the Worldwide Fund for nature and the Acumen Fund, a non-profit venture that uses entrepreneurial approaches to eliminate global poverty. Mr. Prasad was recognized as “India’s Best CEO” in the Large Company category by Business Today in 2014, and as “India Business Leader of the Year” by CNBC Asia in 2015. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Industries Limited, Dr. Reddy’s Institute of Life Sciences, Dr. Reddy’s Research Foundation, International Foundation for Research and Education, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, Indian School of Business, Andhra Pradesh State Skill Development Corporation and the Acumen Fund in the United States of America.

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

Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of CG Power and Industrial Solutions Limited, Ambuja Cements Limited, Cairn India Limited, Godrej Consumer Products Limited, Infosys BPO Limited, Bajaj Finance Limited, Max Healthcare Institute Limited, IDFC Financial Holding Company Limited, Hindustan Construction Company Limited and DSP Black Rock Investment Managers Private Limited.

Ms. Kalpana Morparia has been a member of our Board of Directors since 2007. Ms. Morparia is Chief Executive Officer of J.P. Morgan, South and Southeast Asia. Ms. Morparia is a member of J.P. Morgan’s Asia Pacific Management Committee. Prior to becoming Chief Executive Officer of J.P. Morgan, South and Southeast Asia, Ms. Morpria served as Chief Executive Officer of J.P. Morgan India and Vice Chair on the Board of ICICI Group. She was a Joint Managing Director of ICICI Group from 2001 to 2007. Ms. Morparia has also served as Chief Strategy and Communications Officer—ICICI Group. Ms. Morparia had been with the ICICI Group since 1975. A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. Ms. Morparia was named one of “The 50 Most Powerful Women in International Business” by Fortune magazine in 2008 and one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in the years 2004, 2005, 2006 and 2008. Ms. Morparia was also named one of the “The 100 Most Powerful Women” by Forbes Magazine in 2006. She also serves on the Board of Hindustan Unilever Limited, J.P. Morgan Services India Private Limited, and Philip Morris International Inc. in the United States of America. She also serves as a member on the Board of Governors of Bharati Foundation.

Dr. Bruce L.A. Carter has been a member of our Board of Directors since 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle and Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Board of Directors of TB Alliance, New York Xencor Inc., Mirati Therapeutics Inc, Accelerator Corporation and Enanta Pharmaceutical Inc. in the United States of America and our wholly-owned subsidiary Aurigene Discovery Technologies Limited.

Dr. Ashok S. Ganguly has been a member of our Board of Directors since 2009. Dr. Ashok Ganguly is the Chairman of ABP Private Ltd. (formerly Ananda Bazar Patrika Group), and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. Dr. Ganguly’s principal professional career spanned 35 years with Unilever Plc/NV. He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and a member of the Unilever Board of Directors from 1990 to 1997 with responsibility for world-wide research and technology. He is a former member of the Board of British Airways Plc (1996-2005). He has served on several public bodies, the principal among them being as a member of the Science Advisory Council to the Prime Minister of India (1985-1989) and the U.K. Advisory Board of Research Councils (1991-1994). Currently, he is a member of the Prime Minister’s Council on Trade and Industry, Investment Commission and the India-U.S.A. CEO Council, set up by the Prime Minister of India and the President of the United States of America. He is also a member of the National Knowledge Commission to the Prime Minister. He is a recipient of the “Padma Bhushan” as well as the “Padma Vibhushan”, two of India’s prestigious civilian honors. He was also a member of the Rajya Sabha, the upper house of the Parliament of India from 18 November 2009 to 17 November 2015. Dr. Ganguly also serves as a Director of Wipro Limited and ABP Private Limited.

Mr. Sridar Iyengar has been a member of our Board of Directors since 2011. Mr. Sridar Iyengar is an independent mentor investor in early stage start- up companies. For more than 35 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Mr. Iyengar is the former President of Foundation for Democratic Reforms in India, a U.S. based non-profit organization. He is also an advisor to several venture and private equity funds in India. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Iyengar is also on the Board of Directors of Mahindra Holidays and Resorts India Limited, CL Educate Limited, ICICI Venture Funds Management Company Limited, Cleartrip Private Limited, CL Media Private Limited, AverQ Inc., in the United States of America, Cleartrip Inc. in the Cayman Islands, Holiday Club Resorts OY, Finland and our wholly owned subsidiary Dr. Reddy’s Laboratories S.A. in Switzerland.

Mr. Bharat N. Doshi has been a member of our Board of Directors since 2016. Mr. Doshi is a former Executive Director and Group Chief Financial Officer of Mahindra & Mahindra Limited. He was also the Chairman of Mahindra & Mahindra Financial Services Limited since April 2008, and he stepped down from this position on his nomination as Director on the Central Board of Directors of the Reserve Bank of India in March 2016. He is the Chairman of Mahindra Intertrade Limited and a Director on the Board of Mahindra Holdings Limited. He is also an Independent Director of Godrej Consumer Products Limited. He also serves on Advisory Board of Excellence Enablers, an organization committed to promoting corporate governance in India. Mr. Doshi is a fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India and holds Master’s degree in Law from Bombay University. He is an alumnus of Harvard Business School (Program for Management Development) and Fellow of the Salzburg Seminar on ‘Asian Economies: Regional and Global Relationships’.

Mr. Hans Peter Hasler has been a member of our Board of Directors since 2016. Mr. Hasler is the Principal of HPH Management GmbH, Küssnacht, Switzerland, the Chairman of HBH Healthcare Investments AG in Zug since June 2009 and Founder of Vicarius Pharma Limited AG, in Switzerland. He is also the Chairman of the Board of Medical Imaging Analysis Center (MIAC) of the University Hospital, Basel, a non-profit organization, since December 2012 and a Director on the Boards of Patheon Inc., USA and AOP Orphan Pharmaceuticals, Austria. Mr. Hasler holds a Federal Swiss Commercial Diploma from Canton of Bern, Switzerland (Kaufmann) and a Diploma in Business Management from Swiss Institute of Business, Zurich. Mr. Hasler is an experienced pharmaceutical and biotechnology executive and has an international track record and in-depth operational, commercial and general management expertise. He also acts as a top-level advisor to the life-science industry. In his career, he has managed the growth of leading companies in the pharmaceutical industry and successfully launched several blockbuster drugs. He is also on the Board of Directors of our wholly owned subsidiary, Dr. Reddy’s Laboratories S.A. in Switzerland.

Biographies—Executive Officers

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

Dr. Amit Biswas is the Executive Vice President and Head of Integrated Product Development (“IPDO”). He joined us in July 2011 and has 28 years of diverse and rich international experience, spanning academic and industrial research, product development, technical service and management of research and technology in the areas of commodity plastics, engineering polymers, high performance fibers, industrial/automotive coatings and alternate energy technologies. He previously worked with companies such as DuPont (USA), ICI India and GE Advanced Materials. Prior to joining us, he worked with Reliance Industries Limited as Senior Vice President, Technology Services and Emerging Technologies-Reliance Technology Group and was responsible for design and implementation of Research and Technology Management processes, Business Transformation and Change Management, and interfacing with private/public institutions on Alternate Energy Technologies. He is a Master Black Belt in Six Sigma (GE Certification). He was also a member of various councils, including National Chemical Laboratory (Pune) Research Council, Indian Institute of Chemical Technology (Hyderabad) Research Council, Indian Institute of Technology Bombay Advisory Council and currently is a member of All India CII Technology Council. He was made an Adjunct Professor at the Centre for Research in Nano-technology and Science at the Indian Institute of Technology in Bombay, India. He has 44 international publications, 3 book chapters and 4 patents. He holds a Ph.D. and Masters in Polymer Science from Case Western Reserve University, Ohio, U.S.A. and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology, Bombay, India.

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

Mr. Samiran Das is the Executive Vice President and Head of Global Manufacturing Operations. He joined us in June 2011 and has diverse and rich experience in manufacturing across multiple sectors. Prior to joining us, he worked with Pepsico India as Executive Director, Technical Operations for Pepsico’s beverage business in the India region and was responsible for supply strategy and implementation, manufacturing footprint and expansion, quality assurance, safety, development of co-packing network, procurement and new product commercialization, and supply chain validation. At Pepsico, he was a member of the Regional Executive Committee and the Division Operations Leadership Council, with active involvement in Corporate Governance and Corporate Social Responsibility activities. Before that, he worked with companies like Union Carbide, ICI India, Hindustan Unilever, Godrej Pillsbury, Frito Lay India and D1-BP Fuel Crops India in different roles. He holds a Bachelors degree in Mechanical Engineering from the Indian Institute of Technology, Delhi, India.

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

Mr. Ganadhish Kamat is the Executive Vice President and Global Head of Quality. He has joined us in April 2016 and in this role he is responsible for Global Quality. He holds a Master of Pharmacy degree from Mumbai University and a Diploma in Business Management from Goa University. He has close to 31 years of rich experience in the pharmaceutical industry. During his long career, Mr. Kamat has worked in leadership roles in different organizations such as Sandoz, Intas Pharma and Ranbaxy. Prior to joining us, Mr. Kamat was with Lupin as Executive Vice President – Corporate Quality. He is a member of the International Society for Pharmaceutical Engineering (ISPE), the expert committee of Indian Pharmacopoeia, and the Quality Forum of the Indian Pharmaceutical Association (IPA).

Mr. J. Ramachandran is the Executive Vice President – Management Systems and Corporate Initiatives. He joined us in September 2016 and in this role he is responsible for our strategic initiatives and management systems. Mr. Ramachandran has over two decades of corporate leadership and entrepreneurial experience, including a decade spent at IBM Global Services USA leading business transformative programs across worldwide geographies. Upon his return to India, Mr. Ramachandran led Birlasoft as the Global CEO, founded a successful technology company and offered strategy consulting for varied businesses. Mr. Ramachandran has conceptualized and led business/organizational transformations for diverse industry verticals and Fortune 500 customers spread across five continents. He holds a Master’s degree from IIT Kanpur.

Mr. Anil Namboodiripad is the Senior Vice President and Head-Proprietary Products. He has joined us in 2007 and in this role he is responsible for our Proprietary Products business. He has been one of the main architects of our Proprietary Products business since July 2008, when systematic efforts towards differentiated formulations were first undertaken. In earlier roles, he was responsible for leading external research and development and strategic marketing which included establishing research collaborations and “mini incubators” with various external industry partners and academic bodies.Over the years, his role has grown considerably with the inclusion of Proprietary Products drug development, regulatory affairs and the dermatology commercial effort under his leadership. Prior to joining us, he spent a number of years at Abbott Laboratories’s subsidiaryAbbVie and at Bristol-Myers Squibb in various roles of increasing responsibility including strategic planning, corporate development and global commercial operations. He started his career as a management consultant with Booz & Co. in New York (formerly Booz Allen Hamilton), where he served clients on several high level business critical issues within financial services and healthcare. He holds a Ph.D. in Physiology and Molecular Biophysics from the University of Texas.

6.B. Compensation

Directors’ compensation

Full-Time Directors: The compensation of our Chairman of the Board and our Co-Chairman, Managing Director and Chief Executive Officer (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting along with the proposal for their appointment or re-appointment.

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

Non-Full Time Directors: In the year ended March 31, 2017, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 or Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2017.

For the year ended March 31, 2017, the directors were entitled to the following amounts as compensation:

					(Amounts Rs. in millions)
Name of Directors	Commission		Salary		Perquisites		Total
Mr. K. Satish Reddy	Rs.	63.00	Rs.	6.32	Rs.	3.12	Rs.	72.44
Mr. G.V. Prasad		75.00		18.52		4.22		97.74
Dr. Omkar Goswami		8.37		—		—		8.37
Mr. Ravi Bhoothalingam *		4.35		—		—		4.35
Mr. Anupam Puri		9.76		—		—		9.76
Ms. Kalpana Morparia		9.03		—		—		9.03
Dr. Bruce L.A. Carter		8.77		—		—		8.77
Dr. Ashok S. Ganguly		8.37		—		—		8.37
Mr. Sridar Iyengar		9.09		—		—		9.09
Mr. Bharat N. Doshi		9.69		—		—		9.69
Mr. Hans Peter Hasler **		6.65		—		—		6.65

*	Compensation for part of the year, term ended on July 27, 2016.
**	Compensation for part of the year, appointed with effect from June 17, 2016.

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

Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2017 and stock options issued to all of our other executive officers during the year ended March 31, 2017:

Compensation for Executive Officers

Name	Compensation(1)(3) (Rs. in millions)	No. of Options(2)
Abhijit Mukherjee	60.4	5,500
Alok Sonig	43.8	3,760
Dr. Cartikeya Reddy	27.3	3,500
Saumen Chakraborty	42.3	4,000
M.V. Ramana	31.1	3,760
Samiran Das	24.2	3,000
Dr. Amit Biswas	25.0	3,000
Dr. K.V.S. Ram Rao	20.0	2,700
Dr. S. Chandrasekhar	22.1	3,000
Dr. Raghav Chari (until October 31, 2016)	21.9	3,760
Mr. Ganadhish Kamat	25.1	3,096
Mr. J. Ramachandran	13.1	—
Mr. Anil Namboodiripad	18.9	1,400

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.
(2)

The options vest 25% each year on various dates beginning in the year ended March 31, 2018 and ending in the year ended March 31, 2021 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.

(3)

These compensation amounts do not include Rs.79 million accrued towards a long term incentive plan for the services rendered by our executive officers for the year ended March 31, 2017 (refer to Note 29 to our consolidated financial statements for further details).

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

The net periodic gratuity benefit cost recognized by us towards the aforesaid Gratuity Plan was Rs.235 million and Rs.179 million for the years ended March 31, 2017 and 2016, respectively.

Superannuation benefits: Certain categories of our employees participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. We make annual contributions based on a specified percentage of each covered employee’s salary. We have no further obligations under the plan beyond our annual contributions. We contributed Rs.79 million and Rs.71 million to the superannuation plan during the years ended March 31, 2017 and 2016, respectively.

Provident fund benefits. In India, certain employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.682 million and Rs.574 million to the provident fund plan during the years ended March 31, 2017 and 2016, respectively.

401(k) retirement savings plans. In the United States, we sponsor a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. We contributed Rs.231 million and Rs.204 million to this 401(k) retirement savings plan for the years ended March 31, 2017 and 2016, respectively.

National Insurance contributions. In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. We sponsor a defined contribution plan for such National Insurance contributions. The contribution amounts are determined based upon the employee’s base salary. We have no further obligations under the plan beyond our monthly contributions. We contributed Rs.134 million and Rs.156 million to the U.K. National Insurance scheme during the years ended March 31, 2017 and 2016, respectively.

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

The net periodic cost recognized under the Falcon pension plan was Rs.25 million each during the years ended March 31, 2017 and 2016.

Compensated leave of absence. Our current policies permit certain categories of employees to accumulate and carry forward a portion of their unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. We measure the expected cost of accumulating compensated absences as the additional amount that we expect to pay as a result of the unused entitlement that has accumulated at the statement of financial position date. Such measurement is based on actuarial valuation as at the statements of financial position date carried out by a qualified actuary. Towards this benefit, we recorded a total liability of Rs.855 million and Rs.792 million as at March 31, 2017 and 2016, respectively.

Long term incentive plan. Certain senior management employees of our company participate in a long term incentive plan which is aimed at rewarding the individual based on the performance of such individual, their business unit/function and our company as a whole, with significantly higher rewards for superior performances. The total liability recorded by us towards this benefit was Rs.622 million as of March 31, 2017.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2017, we had ten directors on our Board, of which seven were non-full time independent directors.

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

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Mr. G.V. Prasad(1)	January 29, 2021	5 years	31 years
Mr. K. Satish Reddy(1)(4)	September 30, 2022	5 years	24 years
Mr. Anupam Puri(2) (3)	July 31, 2018	4 years	15 years
Ms. Kalpana Morparia(2) (3)	July 31, 2019	5 years	10 years
Dr. Omkar Goswami(2) (3)	July 31, 2019	5 years	16.5 years
Dr. Bruce L.A. Carter(2) (3)	July 31, 2019	5 years	9 years
Dr. Ashok S. Ganguly (2) (3)	July 31, 2017	3 years	7.5 years
Mr. Sridar Iyengar (2) (3)	July 31, 2019	5 years	6 years
Mr. Bharat N Doshi (2)	May 10, 2021	5 years	1 year
Mr. Hans Peter Hasler (2)	June 16, 2021	5 years	1 year

(1)	Full time director.
(2)	Non-full time independent director.
(3)

These non-full time independent directors were appointed at our annual general meeting on July 31, 2014, under the provisions of the Companies Act, 2013 for a term stated in the above table. This appointment of our non-full time independent directors was to comply with the circular dated June 9, 2014 issued by the Ministry of Corporate Affairs, Government of India requiring us to appoint all of our non-full time independent directors specifically under the provisions of the Companies Act, 2013.

(4)

Reappointed by the Board of Directors at their meeting held on May 12, 2017 for a further period of five years effective as of October 1, 2017 (expiring January 29, 2021), subject to approval by our shareholders at their next Annual General Meeting scheduled on July 28, 2017.

As a result of the above, a proposal to vary the terms of appointment so that only our full time directors are subject to retirement by rotation was approved by our shareholders at the July 2014 annual general meeting. Accordingly, our full time directors are now subject to retirement by rotation. The directors are not eligible for any termination benefit on the termination of their tenure with us. As a result of the above, Mr. G.V. Prasad shall retire by rotation and the proposal to reappoint him is being placed before our shareholders at the July 2017 annual general meeting.

Committees of the Board

Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had seven Board-level Committees as of March 31, 2017:

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

The Audit Committee consists of the following four non-full time, independent directors:

•	Mr. Sridar Iyengar (Chairman);

•	Dr. Omkar Goswami;

•	Ms. Kalpana Morparia; and

•	Mr. Bharat Narotam Doshi.

Our Company Secretary is the Secretary of the Audit Committee. This Committee met five times during the year ended March 31, 2017. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

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

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consists of the following non-full time, independent directors:

•	Dr. Ashok S. Ganguly (Chairman);

•	Mr. Anupam Puri;

•	Ms. Kalpana Morparia; and

•	Mr. Bharat Narotam Doshi.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met four times during the year ended March 31, 2017.

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

•	Assist our Board and management in creating valuable intellectual property;

•	Review the status of non-infringement patent challenges; and

•	Assist our Board and management in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consists of the following non-full time, independent directors:

•	Dr. Bruce L.A. Carter (Chairman);

•	Mr. Anupam Puri;

•	Dr. Ashok S. Ganguly; and

•	Mr. Hans Peter Hasler.

The corporate officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2017.

Risk Management Committee. The primary function of the Risk Management Committee is to:

•	Discuss with senior management our enterprise risk management and provide oversight as may be needed;

•	Ensure that it is apprised of our more significant risks, along with the risk management steps implemented to ensure effective enterprise risk management; and

•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consists of the following non-full time, independent directors:

•	Dr. Omkar Goswami (Chairman);

•	Dr. Bruce L.A. Carter;

•	Mr. Sridar Iyengar and

•	Mr. Hans Peter Hasler.

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2017.

Corporate Social Responsibility (“CSR”) Committee. The primary function of the Corporate Social Responsibility Committee is to:

•	Formulate, review and recommend to the Board a corporate social responsibility policy indicating the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013.

•	Recommend the amount of expenditures to be incurred in connection with our corporate social responsibility initiatives;

•	Provide guidance on our corporate social responsibility initiatives and monitoring their progress; and

•	Monitor implementation and adherence to our corporate social responsibility policy from time to time.

The Corporate Social Responsibility Committee consists of the following directors:

•	Mr. Bharat Narotam Doshi (Chairman);

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Our corporate officer heading our Corporate Social Responsibility function serves as the Secretary of the Corporate Social Responsibility Committee. This Committee met four times during the year ended March 31, 2017.

Stakeholders Relationship Committee. Effective May 13, 2014, the name of our “Shareholders Grievance Committee” has been changed to “Stakeholders Relationship Committee” in accordance with the provisions of Section 178 of the Indian Companies Act, 2013. The primary function of the Stakeholders’ Relationship Committee is to:

•	Review investor complaints and their redress;

•	Review queries received from investors;

•	Review work done by our share transfer agent; and

•	Review corporate actions related to our security holders.

The Stakeholders’ Relationship Committee consists of the following directors:

•	Ms. Kalpana Morparia (Chairperson);

•	Mr. Bharat Narotam Doshi;

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2017.

6.D. Employees

The following table sets forth the number of our employees as at March 31, 2017, 2016 and 2015.

	As at March 31, 2017
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	11,261	293	164	300	12,018
Sales and marketing(2)	5,778	161	48	1,351	7,338
Research and development(3)	1,945	60	143	59	2,207
Others(4)	768	100	51	189	1,108

Total	19,752	614	406	1,899	22,671

	As at March 31, 2016
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	10,584	352	169	259	11,364
Sales and marketing(2)	5,625	141	33	1,388	7,187
Research and development(3)	2,298	49	120	50	2,517
Others(4)	724	105	65	213	1,107

Total	19,231	647	387	1,910	22,175

	As at March 31, 2015
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	9,442	420	155	285	10,302
Sales and marketing(2)	4,953	137	35	1,375	6,500
Research and development(3)	2,202	45	120	46	2,413
Others(4)	727	104	94	233	1,158

Total	17,324	706	404	1,939	20,373

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2017 and 2016, and we consider our relationship with our employees and labor unions to be good. Approximately 4% of our employees belong to labor unions.

6.E. Share ownership

The following table sets forth, as of March 31, 2017 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

Name	No. of Shares Held (1) (2)		% of Outstanding Capital	No. of Options Held(5)	Vesting and Expiration Date (See note no.)
G.V. Prasad (3)	1,344,640		0.81%	—	—
K. Satish Reddy(3)	1,310,332		0.79%	—	—
Dr. Omkar Goswami(3)	22,800		0.01%	—	—
Anupam Puri (ADRs)(3)	18,302		0.01%	—	—
Kalpana Morparia(3)	10,800		0.01%	—	—
Dr. Bruce L.A. Carter (ADRs) (3)	7,800		0.00%	—	—
Dr. Ashok S. Ganguly(3)	4,800		0.00%	—	—
Sridar Iyengar(3)	—		—	—	—
Bharat N Doshi(3)	1,000		0.00%	—	—
Hans Peter Hasler(3)	—		—	—	—
Abhijit Mukherjee	27,736		0.02%	12,875	(4)
Dr. Cartikeya Reddy	—		—	8,225	(4)
Saumen Chakraborty	35,250		0.02%	8,875	(4)
M.V. Ramana	16,996		0.01%	8,760	(4)
Samiran Das	2,825		0.00%	10,975	(4)
Dr. Amit Biswas	5,174		0.00%	7,100	(4)
Alok Sonig	9,760	(6)	0.00%	4,400	(4)
Dr. K. V. S. Ram Rao	7,100		0.00%	5,850	(4)
Dr. S. Chandrasekhar	1,875		0.00%	6,125	(4)
Ganadhish Kamat	—		—	3,096	(4)
Mr. J. Ramachandran	—		—	—	(4)
Dr. Anil Namboodiripad (ADRs)	6,734			2,944	(4)

1)	Shares held in their individual name only.
(2)	All shares have voting rights.
(3)	Not eligible for grant of stock options.
(4)	The options vest on various dates between the year ending March 31, 2017 and the year ending March 31, 2021.
(5)	The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.
(6)	Includes 3,760 ADRs.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. During the year ended March 31, 2017, options to purchase ordinary shares and ADSs were awarded to various of our executive officers and other employees under these two plans as follows: an aggregate of 156,092 options were granted having an average exercise price of Rs.5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant provided for time-based vesting in 25% increments over four years. As of March 31, 2017, options were outstanding under these two plans for an aggregate of 418,283 shares and ADSs with an average exercise price of Rs.5 per share.

For the years ended March 31, 2017 and 2016, Rs.398 million and Rs.471 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2017, there was Rs.432 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.95 years. For further information regarding our options and stock option incentive plans, see Note 20 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2017, a total of 26.79% of our equity shares were held by the following parties:

•	Mr. G.V. Prasad (Co-Chairman, Managing Director and Chief Executive Officer);

•	Mr. K. Satish Reddy (Chairman of the Board);

•	Mrs. K. Samrajyam, mother of Mr. K. Satish Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”); and

•

Dr. Reddy’s Holdings Limited (formerly known as Dr. Reddy’s Holdings Private Limited), a company in which the APS Trust owns 83.11% of the equity and the remainder is held by Mr. G.V. Prasad HUF, Mr. K. Satish Reddy individually and as HUF and the Family Members. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendents are the beneficiaries of the APS Trust. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS trust.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2017:

	Equity Shares Beneficially Owned(1)
Name	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited(2)	40,627,000	24.51%
Mr. G.V. Prasad(2)	1,344,640	0.81%
Mr. K. Satish Reddy(2)	1,310,332	0.79%
Family Members	1,116,856	0.68%

Subtotal	44,398,828	26.79%
Others/public float	121,342,885	73.21%

Total number of shares outstanding	165,741,713	100.00%

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

(2)

The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held equity shares in accordance with the directions of the board of trustees of the APS Trust. As a result, each of Mr. K. Satish Reddy and Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by each other or by any of the other parties to such Deed of Family Settlement. Based on the Amendment No. 2 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 14, 2017, such equity shares held by other parties to the Deed of Family Settlement consisted of, in each case as of January 16, 2017, an aggregate of 1,115,360 equity shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy) and 1,496 equity shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2017		March 31, 2016		March 31, 2015
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited*	40,627,000	24.51%	39,961,234	23.42%	39,729,284	23.32%
First State Investments Management (UK) Limited, Commonwealth Bank of Australia and their associates**	14,907,551	12.32%	15,181,101	8.90%	14,389,390	8.45%
Oppenheimer Funds Distributor, Inc. and its associates	5,372,121	5.23%	8,731,914	5.12%	7,661,494	4.50%

*

Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited, as described in footnote (2) to the table on the preceding page.

**

Based on information provided to us by First State Investments Management (UK) Limited, as of March 31, 2017, they held an additional 2.02% of the aggregate shares of our Company in the form of ADSs in addition to the equity shares listed above.

For the years ended March 31, 2016 and 2015, the figures in the above table only include Indian equity shares, which were the only holdings known to the Company.

As of March 31, 2017, we had 165,741,713 outstanding equity shares. As of March 31, 2017, there were 129,507 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2017, 16.39% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2017 we had approximately 63 registered shareholders and 15,702 beneficial shareholders of record in the United States.

7.B. Related party transactions

Refer to Note 29 of our consolidated financial statements.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated statement of financial position as of March 31, 2017 and 2016

•	Consolidated income statement for the years ended March 31, 2017, 2016 and 2015

•	Consolidated statement of comprehensive income for the years ended March 31, 2017, 2016 and 2015

•	Consolidated statement of changes in equity for the years ended March 31, 2017, 2016 and 2015

•	Consolidated statement of cash flows for the years ended March 31, 2017, 2016 and 2015

•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2017, our export revenues (i.e., revenues from all geographies other than India) were Rs.115,882 million, and accounted for 82% of our total revenues.

Legal Proceedings

Refer to Note 44 of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2015, 2016 and 2017, we paid cash dividends of Rs.18, Rs.20 and Rs.20 respectively, per equity share. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 12, 2017, the Board of Directors proposed a dividend per share of Rs.20 and aggregating to Rs.3,315 million plus an additional amount of Rs.675 million, which is intended to equal the applicable dividend tax, all of which is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

8.B. Significant changes

Refer to note 46 to our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Information Regarding Price History

The following tables set forth the price history for our shares on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NYSE
Year	Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
2013	1,968.60	1,528.00	36.73	27.28
2014	2,939.80	1,766.30	47.93	31.32
2015	3,662.00	2,250.00	59.02	38.23
2016	4,382.95	2,750.00	68.00	40.68
2017	3,689.00	2,560.00	54.73	39.04

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Quarter Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
June 30, 2015	3,808.75	3,250.15	60.85	51.25
September 30, 2015	4,337.00	3,502.45	68.00	55.48
December 31, 2015	4,382.95	2,950.50	68.00	43.41
March 31, 2016	3,280.00	2,750.00	49.40	40.68
June 30, 2016	3,396.70	2,825.00	51.30	41.60
September 30, 2016	3,689.00	2,925.10	54.73	42.52
December 31, 2016	3,394.95	2,842.00	50.10	44.06
March 31, 2017	3,203.95	2,560.00	46.95	39.04

	BSE		NYSE
	Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
October 31, 2016	3,394.95	2,842.00	49.96	44.92
November 30, 2016	3,357.00	2,960.40	50.10	44.45
December 31, 2016	3,247.00	2,980.00	47.75	44.06
January 31, 2017	3,203.95	2,910.00	46.92	42.78
February 28, 2017	3,175.00	2,803.50	46.95	42.86
March 31, 2017	2,948.00	2,560.00	44.23	39.04

(1)	Source: www.bseindia.com and www.nyse.com, respectively.

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

10.C. Material contracts

Asset purchase agreement with Teva Pharmaceutical Industries Limited

On June 10, 2016, we entered into definitive asset purchase agreements with Teva Pharmaceutical Industries Limited (“Teva”) and an affiliate of Allergan plc (“Allergan”) to acquire eight Abbreviated New Drug Applications (“ANDAs”) in the United States for U.S.$350 million in cash at closing. The acquired products were divested by Teva as a precondition to the closing of its acquisition of Allergan’s generics business. The acquisition of these ANDAs was also contingent on the closing of the Teva/Allergan generics purchase transaction and approval by the U.S. Federal Trade Commission. The acquisition was consummated on August 3, 2016 upon the completion of all closing conditions, and the Company paid U.S.$350 million as the consideration for the acquired ANDAs.

The two asset purchase agreements have been attached as Exhibits 2.6 and 2.7, respectively, to this report on Form 20-F. Each such agreement has been included to provide you with information regarding its terms. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the asset sale thereunder, we do not intend for its text to be a source of factual, business or operational information about us. Such agreement contains representations, warranties and covenants that are qualified and limited, including by information in the schedules that the parties delivered in connection with the execution of such agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to such agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to stockholders. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this report on Form 20-F. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of us or any of our affiliates.

Other than the foregoing, and other contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries is a party for the two years immediately preceding the date of this Form 20-F.

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

For investments in the pharmaceutical sector, the Foreign Direct Investment limit is 100%. However, unlike Foreign Direct Investments in new pharmaceutical projects (sometimes called “greenfield” investments), Foreign Direct Investments in existing Indian pharmaceutical companies (sometimes called “brownfield” investments) are nonetheless subject to approval by the Foreign Investment Promotion Board in excess of 74% (which can incorporate conditions for its approval at the time of grant). Thus, foreign ownership of in excess of 74% of our equity shares would be allowed but would require certain approvals.

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

As of March 31, 2017, FIIs and FPIs collectively held 32.4% of our equity shares and NRIs held 1.15% of our equity shares.

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

(ii)

A NRI may transfer by way of sale or gift, the shares or convertible debentures held by that person to another NRI; provided that the person to whom the shares are being transferred has obtained prior permission of the Government of India to acquire the shares if he has a previous venture or tie up in India through an investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name called in the same field or allied field in which the Indian company whose shares are being transferred is engaged. Provided further that the restriction in clauses (i) and (ii) shall not apply to the transfer of shares to international financial institutions such as Asian Development Bank (“ADB”), International Finance Corporation (“IFC”), Commonwealth Development Corporation (“CDC”), Deutsche Entwicklungs Gesselschaft (“DEG”) and transfer of shares of an Indian company engaged in the Information Technology sector.However, a transfer of shares from a NRI to a non-resident (who is not a not a NRI or OCB) requires the prior approval of the Reserve Bank of India.

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

ADS guidelines

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”), as modified from time to time, promulgated by the Government of India. The 1993 Scheme is in addition but without prejudice to the other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Scheme also affords to holders of the ADSs the benefits of Section 115AC of the Income Tax Act, 1961 for purpose of the application of Indian tax laws. In March 2001, the RBI issued a notification permitting, subject to certain conditions, two-way fungibility of ADSs. This notification provides that ADSs converted into Indian shares can be converted back into ADSs, subject to compliance with certain requirements and the limits of sectorial caps.

The Ministry of Finance, Government of India, enacted The Depository Receipts Scheme, 2014 (the “Depository Receipts Scheme”) effective as of December 15, 2014. In order to facilitate the issuance of depository receipts by Indian companies outside India, the Depository Receipts Scheme repeals the former provisions dealing with depository receipts in the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. The Depository Receipts Scheme now governs the issue or transfer of permissible securities to a foreign depository by eligible persons and defines the rights and duties of a foreign depository and obligations of a domestic custodian. While the Depository Receipts Scheme has not been fully implemented yet, below is a brief summary of some of the key provisions.

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

The Finance Act 2016 amended section 6 of the Income-tax Act. Pursuant to the amended provision, a company is deemed to be a resident in India in any previous year, if (i) it is a company formed under the laws of India; or (ii) its place of effective management, in that year, is in India. For such purposes, “place of effective management” means a place where key management and commercial decisions that are necessary for the conduct of business of an entity as a whole are in substance made.

Individuals and companies that are not residents of India are treated as non-residents for purposes of the Income-tax Act.

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

A non-resident investor transferring our ADS or equity shares outside India to a non-resident investor will not be liable for income taxes arising from capital gains on such ADS or equity shares under the provisions of the Income-tax Act in certain circumstances. Equity shares (including equity shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long-term capital assets. If the equity shares are held for a period of less than 12 months from the date of conversion of the ADSs, the capital gains arising on the sale thereof is to be treated as short-term capital gains.

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

As per the Finance Act, 2017, the rate of surcharge for every individual or    Hindu undivided family or association of persons or body of individuals, whether incorporated or not, or every artificial juridical person referred to in sub-clause (vii) of clause (31) of section 2 of the Income-tax Act having income exceeding Rs.5,000,000 but not exceeding Rs.10,000,000 is 10%.

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

As per Section 10(38) of the Income-tax Act, long term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India and on which sale the STT has been paid are exempt from Indian tax. The Finance Act, 2017 amended section 10(38) to provide that exemption under this section for capital gains arising upon the transfer of equity shares acquired on or after October 1, 2004 shall not be available if STT is not chargeable on the acquisition of such equity shares, unless the acquisition of equity shares falls within the scope of certain STT payment exceptions specified by the Central Government in a notification.

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

Material United States Federal Income and Estate Tax Consequences

The following is intended only as a descriptive summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our equity shares or ADSs and is for general information only and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of our equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. “U.S. holders” are beneficial holders of our equity shares or ADSs who are (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or organized in the United States or under the laws of the United States or any state thereof or any political subdivision thereof or therein, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who will hold our equity shares or ADSs as capital assets (generally, property held for investment). In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds our equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding our equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in our equity shares or ADSs.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, certain financial institutions, regulated investment companies, real estate investment trusts, broker dealers, traders in securities that elect to use the mark–to-market method of accounting, United States expatriates, persons liable for alternative minimum tax, persons holding our equity shares or ADSs through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollars, tax-exempt entities, persons that will hold our equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes or holders of 10% or more, by voting power or value, of our shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended and as in effect on the date of this Annual Report on Form 20-F and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively, or the Internal Revenue Service may interpret existing authorities differently, any of which could affect the tax consequences described below. This summary does not address the U.S. federal tax laws other than income or estate tax, and does not address U.S. state or local or non-U.S. tax laws.

EACH INVESTOR OR PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF OUR EQUITY SHARES OR ADSs.

Ownership of ADSs. For U.S. federal income tax purposes, holders of our ADSs will generally be treated as the holders of equity shares represented by such ADSs.

Dividends. Subject to the passive foreign investment company rules described below, except for our equity shares or ADSs, if any, distributed pro rata to all of our shareholders, including holders of our ADSs, the gross amount of any distributions of cash or property with respect to our equity shares or ADSs (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders in respect of dividends received from other United States corporations. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in our equity shares or ADSs, and thereafter as capital gain.

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

Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. holders who are subject to tax on their income at the income tax rate 39.6%. Qualifying dividends received by U.S. holders whose income tax rate is 39.6% (i.e., with incomes exceeding $415,050 or, in the case of taxpayers filing joint tax returns, $466,950) will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S holders whose income tax rate is 15% or lower will be subject to tax at the rate of 0% on such qualifying dividends. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Subject to certain conditions and limitations, any Indian withholding tax imposed upon distributions paid to a U.S. holder with respect to our equity shares or ADSs may be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder does not claim a credit with respect to any foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, distributions on our equity shares or ADSs generally will be foreign source income, and will be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder. The rules governing the foreign tax credit are very complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined utilizing the spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the dividend date to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You are urged to consult your tax advisors regarding the taxation of currency gain or loss.

EACH U.S. HOLDER SHOULD CONSULT ITS OWNS TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND.

Sale or exchange of our equity shares or ADSs. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of our equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in such equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such equity shares or ADSs, as the case may be, were held for more than one year (currently long-term capital gains are taxed at maximum of 20%). Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. In the case of capital losses, a U.S. holder is eligible to claim a capital loss deduction subject to significant limitations. If a U.S. holder is unable to claim these losses on its, his or her U.S. Federal Tax Return, the U.S. holder may be eligible to carryover the amount of the unused capital loss to future years, subject to additional limitations provided under U.S. tax regulations. Capital gains realized by a U.S. holder upon the sale of our equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

Estate taxes. An individual U.S. holder who is a citizen or resident of the United States for U.S. federal estate tax purposes may have the value of our equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to our equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Additional Tax on Investment Income. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds (the lesser of the U.S holder’s net investment income or modified adjusted gross income, to that extent such amount in a taxable year exceeds $200,000.00 or, in the case of taxpayers filing joint tax returns, $250,000.00) will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our equity shares or ADSs, subject to certain limitations and exceptions.

Backup withholding tax and information reporting requirements. Any dividends paid on, or proceeds from a sale of, our equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 28%) may apply unless the holder establishes that he, she or it is an exempt recipient or provides a U.S. taxpayer identification number and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service. Certain U.S. holders are required to report information with respect to their investment in our equity shares or ADSs not held through a custodial account with a U.S. financial institution on Internal Revenue Service Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties. In addition, a U.S. holder should consider the possible obligation to file online a FinCEN Form 114 – Foreign Bank and Financial Accounts Report as a result of holding ordinary shares or ADSs. Each U.S. holder should consult its tax advisor concerning its obligation to file Internal Revenue Service Form 8938 and/or FinCEN Form 114.

Passive foreign investment company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year, 50% or more of the total value of its assets produce or are held for the production of passive income (as of the end of each quarter of its taxable year).

We do not believe that we satisfy either of the tests for passive foreign investment company status for the current fiscal year ended March 31, 2017. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADS), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to:

•

pay an interest charge together with tax calculated at ordinary income rates on “excess distributions” (as the term is defined in relevant provisions of the U.S. tax laws) and on any gain on a sale or other disposition of our equity shares or ADSs;

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP, ACQUISITION OR DISPOSITION OF OUR EQUITY SHARES OR ADSs. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION.

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

Additionally, documents referred to in this Form 20-F may be inspected at our corporate office, which is located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana, 500 034, India.

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

Components of Market Risk

Foreign Exchange Rate Risk

Our foreign exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles, British pound sterling and Euros) and foreign currency borrowings in U.S. dollars, Russian roubles and Euros. A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecasted transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2017:

Category	Instrument	Currency	Cross Currency	Amounts in millions		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	193.5	Sell
	Forward contract	U.S.$	RON	U.S.$	3.0	Buy
	Forward contract	U.S.$	RUB	U.S.$	20.0	Buy
	Forward contract	EUR	U.S.$	EUR	95.0	Sell
	Forward contract	GBP	U.S.$	GBP	14.1	Buy
	Option contract	U.S.$	INR	U.S.$	80.0	Sell
Hedges of highly probable forecasted transactions	Forward contract	RUB	INR	RUB	150.0	Sell
	Option contract	U.S.$	INR	U.S.$	180.0	Sell

Sensitivity Analysis of Exchange Rate Risk.

In respect of our forward, option and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1,154/(710) million increase/(decrease) in our hedging reserve and an approximately Rs.2,143/(2,287) million increase/(decrease) in our net profit as at March 31, 2017.

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

Interest Rate Risk

As of March 31, 2017, we had loans of Rs.41,407 million carrying a floating interest rate. These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile.

The interest rate profile of our short term borrowings from banks is as follows:

	As at March 31,
	2017		2016
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + (30) to 1 bps	USD	LIBOR + (5) to 15 bps
	USD	0.01%	—	—
	INR	T-Bill + 30bps	EURO	LIBOR + 5 to 7.5 bps
	INR	6.92% to 6.95%	—	—
	RUB	9.95%	RUB	10.65% to 11.57%
Other foreign currency borrowings	USD	LIBOR + 40 to 60 bps	USD	LIBOR + 40 bps
	RUB	10.48%	—	—

The interest rate profile of our long-term loans and borrowings is as follows:

	As at March 31,
	2017		2016
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	LIBOR + 82.7 bps	USD	LIBOR + 125 bps

Maturity profile.

The aggregate maturities of interest-bearing long term loans and borrowings, based on contractual maturities, as of March 31, 2017 are as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2018	Rs.	—	Rs.	110	Rs.	110
2019		—		56		56
2020		1,610		51		1,661
2021		3,242		53		3,295
2022		—		57		57
Thereafter		—		380		380

	Rs.	4,852	Rs.	707	Rs.	5,559

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

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2017, the Depositary has not reimbursed us for any such amounts. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2022, we are required to repay to the Depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2017.

Category of expenses	Amount reimbursed during the year ended March 31, 2017
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	None
Listing fees	None
Investor relations	None
Advertising and public relations	None
Broker reimbursements	None

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2017, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2017 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2017.

The effectiveness of our internal control over financial reporting as of March 31, 2017 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/G.V. Prasad	/s/Saumen Chakraborty
Co-Chairman and Chief Executive Officer	President and Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited Dr. Reddy’s Laboratories Limited’s (“the Company”) internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Dr. Reddy’s Laboratories Limited and its subsidiaries as of March 31, 2017 and 2016, and the related consolidated income statement, statement of comprehensive income, changes in equity and cash flows for each of the three-year period ended March 31, 2017, and our report dated June 19, 2017 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hyderabad, India

June 19, 2017

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

We have adopted a Code of Business Conduct and Ethics (the “CoBE”), which applies to all Directors and employees of our company and its subsidiaries and affiliates. The CoBE is available on our corporate website at http://www.drreddys.com/investors/cobe.html. The CoBE has provisions for employees and other stakeholders to raise concerns regarding possible violations of the CoBE to the Chief Compliance Officer or the Chief Ombudsperson. Further, our Ombudsperson Policy includes certain anti-retaliation safeguards designed to protect persons who raise concerns in good faith.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the years ended March 31, 2017 and 2016, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	For the year ended March 31,
Type of Service	2017		2016		Description of Services
	(Rs. in millions)
Audit fees	Rs.	67.83	Rs.	78.49	Audit and review of financial statements
Audit related fees		—		0.30	Due diligence and other related services
Tax fees		5.13		3.90	Tax returns filing and transfer pricing related services
All other fees		3.47		2.87	Statutory certifications and other matters.

Total	Rs.	76.43	Rs.	85.56

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended March 31, 2017, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act, except as set forth below.

Our Board of Directors, in their meeting held on February 17, 2016, approved a proposal to buyback our equity shares, subject to approval by our shareholders, for an aggregate amount not exceeding Rs.15,694 million (referred to as the “Maximum Buyback Size”) and at a price not exceeding Rs.3,500 per equity share (referred to “Maximum Buyback Price”) from our shareholders (including persons who become our shareholders by cancelling American Depository Shares and receiving underlying equity shares, and excluding our promoters and promoter group) under the open market route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder. The shares bought back under this plan were required to be extinguished.

Our shareholders approved the buyback plan on April 1, 2016 and implementation of the buyback plan commenced on April 18, 2016 and closed on June 28, 2016. The Company bought back and extinguished 5,077,504 equity shares pursuant to this buyback plan, as follows:

Period	Total Number of Equity Shares Purchased	Average Price Paid per Equity Share		Total Number of Equity Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Value of Equity Shares that may yet be purchased under the Plans or Programs (in Rs millions)
April 1 - April 30, 2016	350,000	Rs.	3,105.2	350,000	Rs.	14,607
May 1 - May 31, 2016	1,226,556		3,063.7	1,226,556		10,849
June 1 - June 30, 2016	3,500,948		3,099.0	3,500,948		Nil
Total	5,077,504			5,077,504

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

Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This requirement is being addressed by way of this table.

Standard for U.S. NYSE Listed Companies	Our practice

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

We filed our most recent annual written affirmation, in the form specified by NYSE, on July 9, 2016.

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

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2017 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F - 1
• Consolidated statement of financial position as of March 31, 2017 and 2016	F - 2
• Consolidated income statement for the years ended March 31, 2017, 2016 and 2015	F - 4
• Consolidated statement of comprehensive income for the years ended March 31, 2017, 2016 and 2015	F - 5
• Consolidated statement of changes in equity for the years ended March 31, 2017, 2016 and 2015	F - 6
• Consolidated statement of cash flows for the years ended March 31, 2017, 2016 and 2015	F - 9
• Notes to the consolidated financial statements	F - 10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have audited the accompanying consolidated statements of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of March 31, 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dr. Reddy’s Laboratories Limited’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 19, 2017 expressed an unqualified opinion on the effectiveness of Dr. Reddy’s Laboratories Limited’s internal control over financial reporting.

KPMG

Hyderabad, India

June 19, 2017

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2017		March 31, 2017		March 31, 2016
		Unaudited convenience translation into U.S.$ (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	15	U.S.$	60	Rs.	3,866	Rs.	4,921
Other investments	11		220		14,270		35,034
Trade and other receivables	13		587		38,065		41,306
Inventories	12		440		28,529		25,578
Derivative financial instruments	30		4		262		175
Current tax assets			53		3,413		1,664
Other current assets	14		185		11,970		11,010

Total current assets		U.S.$	1,548	Rs.	100,375	Rs.	119,688

Non-current assets
Property, plant and equipment	7	U.S$	881	Rs.	57,160	Rs.	53,961
Goodwill	8		58		3,752		3,848
Other intangible assets	9		693		44,925		20,796
Trade and other receivables – non-current	13		3		206		—
Investment in equity accounted investees			25		1,603		1,309
Other investments – non-current	11		81		5,237		1,988
Deferred tax assets	27		86		5,580		4,997
Other non-current assets	14		15		983		1,063

Total non-current assets		U.S.$	1,842	Rs.	119,446	Rs.	87,962

Total assets		U.S.$	3,390	Rs.	219,821	Rs.	207,650

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	22	U.S.$	207		Rs.13,417	Rs.	12,300
Derivative financial instruments	30		0		10		108
Current tax liabilities			23		1,483		2,581
Bank overdraft	15		1		87		—
Short-term borrowings	18		671		43,539		22,718
Long-term borrowings, current portion	18		2		110		110
Provisions	21		70		4,509		4,759
Other current liabilities	23		337		21,845		22,070

Total current liabilities		U.S.$	1,311	Rs.	85,000	Rs.	64,646

Non-current liabilities
Long-term borrowings, excluding current portion	18	U.S.$	84		Rs.5,449	Rs.	10,685
Provisions – non-current	21		1		47		55
Deferred tax liabilities	27		19		1,204		767
Other non-current liabilities	23		63		4,077		3,161

Total non-current liabilities		U.S.$	166	Rs.	10,777	Rs.	14,668

Total liabilities		U.S.$	1,477	Rs.	95,777	Rs.	79,314

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2017		March 31, 2017		March 31, 2016
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Equity
Share capital	16	U.S.$	13	Rs.	829	Rs.	853
Share premium			113		7,359		22,601
Share based payment reserve			15		998		1,100
Retained earnings			1,669		108,224		99,550
Other components of equity			102		6,634		4,232

Total equity		U.S.$	1,913	Rs.	124,044	Rs.	128,336

Total liabilities and equity		U.S.$	3,390	Rs.	219,821	Rs.	207,650

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in millions, except share and per share data)

		For the Years Ended March 31,
Particulars	Note	2017		2017		2016		2015
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Revenues	24	U.S.$	2,171	Rs.	140,809	Rs.	154,708	Rs.	148,189
Cost of revenues			963		62,453		62,427		62,786

Gross profit			1,208		78,356		92,281		85,403

Selling, general and administrative expenses			715		46,372		45,702		42,585
Research and development expenses			301		19,551		17,834		17,449
Other (income)/expense, net	25		(16)		(1,065)		(874)		(917)

Total operating expenses			1,000		64,858		62,662		59,117

Results from operating activities			208		13,498		29,619		26,286
Finance income			24		1,587		2,251		2,774
Finance expense			(12)		(781)		(4,959)		(1,092)

Finance (expense)/income, net	26		12		806		(2,708)		1,682

Share of profit of equity accounted investees, net of tax			5		349		229		195

Profit before tax			226		14,653		27,140		28,163
Tax expense	27		40		2,614		7,127		5,984

Profit for the year			186		12,039		20,013		22,179

Attributable to:
Equity holders of the Company			186		12,039		20,013		22,179
Non-controlling interest			—		—		—		—

Profit for the year		U.S.$	186	Rs.	12,039	Rs.	20,013	Rs.	22,179

Earnings per share:	17
Basic earnings per share of Rs.5/- each		U.S.$	1.11	Rs.	72.24	Rs.	117.34	Rs.	130.22
Diluted earnings per share of Rs.5/- each		U.S.$	1.11	Rs.	72.09	Rs.	116.98	Rs.	129.75
Weighted average number of equity shares used in computing earnings per share:	17
Basic					166,648,943		170,547,643		170,314,506
Diluted					166,997,675		171,072,780		170,933,433

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2017		2017		2016		2015
	Unaudited convenience translation into U.S.$ (See Note 2(d))
Profit for the year	U.S.$	186	Rs.	12,039	Rs.	20,013	Rs.	22,179
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Actuarial gains/(losses) on post-employment benefit obligations	U.S.$	(1)	Rs.	(39)	Rs.	(185)	Rs.	(47)
Tax on items that will not be reclassified to the consolidated income statement		0		14		64		16

Total of items that will not be reclassified to the consolidated income statement	U.S.$	(0)	Rs.	(25)	Rs.	(121)	Rs.	(31)

Items that may be reclassified subsequently to the consolidated income statement:
Changes in fair value of available for sale financial instruments	U.S.$	34	Rs.	2,209	Rs.	(19)	Rs.	1,429
Foreign currency translation adjustments		(5)		(339)		31		(196)
Effective portion of changes in fair value of cash flow hedges, net		15		968		966		99
Tax on items that may be reclassified subsequently to the consolidated income statement		(6)		(411)		(173)		(96)

Total of items that may be reclassified subsequently to the consolidated income statement	U.S.$	37	Rs.	2,427	Rs.	805	Rs.	1,236

Other comprehensive income/(loss) for the year, net of tax	U.S.$	37	Rs.	2,402	Rs.	684	Rs.	1,205

Total comprehensive income for the year	U.S.$	223	Rs.	14,441	Rs.	20,697	Rs.	23,384
Attributable to:
Equity holders of the Company		223		14,441		20,697		23,384
Non-controlling interest		—		—		—		—

Total comprehensive income for the year	U.S.$	223	Rs.	14,441	Rs.	20,697	Rs.	23,384

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

Particulars	Share capital				Share premium		Fair value reserve
	Shares		Amount		Amount		Amount
Balance as of April 1, 2014 (A)		170,108,868	Rs.	851	Rs.	21,553	Rs.	78
Total comprehensive income
Profit for the year		—	Rs.	—	Rs.	—	Rs.	—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366		—		—		—		1,063
Foreign currency translation adjustments, net of tax benefit of Rs.174		—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96		—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.16		—		—		—		—

Total comprehensive income (B)		—	Rs.	—	Rs.	—	Rs.	1,063

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options		272,306	Rs.	1	Rs.	429	Rs.	—
Share based payment expense		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Sale of equity shares held by controlled trust(1)		—		—		196		—

Total contributions and distributions		272,306	Rs.	1	Rs.	625	Rs.	—

Changes in ownership interests		—	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)		272,306	Rs.	1	Rs.	625	Rs.	—

Balance as of March 31, 2015 [(A)+(B)+(C)]		170,381,174	Rs.	852	Rs.	22,178	Rs.	1,141

Balance as of April 1, 2015 (A)		170,381,174	Rs.	852	Rs.	22,178	Rs.	1,141
Total comprehensive income
Profit for the year		—	Rs.	—	Rs.	—	Rs.	—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.88		—		—		—		(107)
Foreign currency translation adjustments, net of tax expense of Rs.62		—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.23		—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.64		—		—		—		—

Total comprehensive income (B)		—	Rs.	—	Rs.	—	Rs.	(107)

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options		226,479	Rs.	1	Rs.	423	Rs.	—
Share based payment expense		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—

Total contributions and distributions		226,479	Rs.	1	Rs.	423	Rs.	—

Changes in ownership interests		—	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)		226,479	Rs.	1	Rs.	423	Rs.	—

Balance as of March 31, 2016 [(A)+(B)+(C)]		170,607,653	Rs.	853	Rs.	22,601	Rs.	1,034

Balance as of April 1, 2016 (A)		170,607,653	Rs.	853	Rs.	22,601	Rs.	1,034
Total comprehensive income
Profit for the year		—	Rs.	—	Rs.	—	Rs.	—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.499		—		—		—		1,710
Foreign currency translation adjustments, net of tax benefit of Rs.148		—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.60		—		—		—		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.14		—		—		—		—

Total comprehensive income (B)		—	Rs.	—	Rs.	—	Rs.	1,710

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options		211,564	Rs.	1	Rs.	452	Rs.	—
Share based payment expense		—		—		—		—
Buyback of equity shares(2)		(5,077,504)		(25)		(15,669)		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Transfer to capital redemption reserve		—		—		(25)		—

Total contributions and distributions	Rs.	(4,865,940)	Rs.	(24)	Rs.	(15,242)	Rs.	—

Changes in ownership interests		—	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)	Rs.	(4,865,940)	Rs.	(24)	Rs.	(15,242)	Rs.	—

Balance as of March 31, 2017 [(A)+(B)+(C)]		165,741,713	Rs.	829	Rs.	7,359	Rs.	2,744

Unaudited convenience translation into U.S.$ (See Note 2(d))			U.S.$	13	U.S.$	114	U.S.$	42

[Continued on next page]

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

[Continued from above table, first column repeated]

Particulars	Foreign currency translation reserve		Hedging reserve		Share based payment reserve
	Amount		Amount		Amount
Balance as of April 1, 2014 (A)	Rs.	4,477	Rs.	(1,960)	Rs.	1,008
Total comprehensive income
Profit for the year	Rs.	—	Rs.	—	Rs.	—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366		—		—		—
Foreign currency translation adjustments, net of tax benefit of Rs.174		(22)		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96		—		195		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.16		—		—		—

Total comprehensive income (B)	Rs.	(22)	Rs.	195	Rs.	—

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	—	Rs.	—	Rs.	(425)
Share based payment expense		—		—		498
Dividend paid (including corporate dividend tax)		—		—		—
Sale of equity shares held by controlled trust(1)		—		—		—

Total contributions and distributions	Rs.	—	Rs.	—	Rs.	73

Changes in ownership interests	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)	Rs.	—	Rs.	—	Rs.	73

Balance as of March 31, 2015 [(A)+(B)+(C)]	Rs.	4,455	Rs.	(1,765)	Rs.	1,081

Balance as of April 1, 2015 (A)	Rs.	4,455	Rs.	(1,765)	Rs.	1,081
Total comprehensive income
Profit for the year	Rs.	—	Rs.	—	Rs.	—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.88		—		—		—
Foreign currency translation adjustments, net of tax expense of Rs.62		(31)		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.23		—		943		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.64		—		—		—

Total comprehensive income (B)	Rs.	(31)	Rs.	943	Rs.	—

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	—	Rs.	—	Rs.	(423)
Share based payment expense		—		—		442
Dividend paid (including corporate dividend tax)		—		—		—

Total contributions and distributions	Rs.	—	Rs.	—	Rs.	19

Changes in ownership interests	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)	Rs.	—	Rs.	—	Rs.	19

Balance as of March 31, 2016 [(A)+(B)+(C)]	Rs.	4,424	Rs.	(822)	Rs.	1,100

Balance as of April 1, 2016 (A)	Rs.	4,424	Rs.	(822)	Rs.	1,100
Total comprehensive income
Profit for the year	Rs.	—	Rs.	—	Rs.	—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.499		—		—		—
Foreign currency translation adjustments, net of tax benefit of Rs.148		(191)		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.60		—		908		—
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.14		—		—		—

Total comprehensive income (B)	Rs.	(191)	Rs.	908	Rs.	—

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	—	Rs.	—	Rs.	(452)
Share based payment expense		—		—		350
Buyback of equity shares(2)		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—
Transfer to capital redemption reserve		—		—		—

Total contributions and distributions	Rs.	—	Rs.	—	Rs.	(102)

Changes in ownership interests	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)	Rs.	—	Rs.	—	Rs.	(102)

Balance as of March 31, 2017 [(A)+(B)+(C)]	Rs.	4,233	Rs.	86	Rs.	998

Unaudited convenience translation into U.S.$ (See Note 2(d))	U.S.$	65	U.S.$	1	U.S.$	15

[Continued on next page]

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data and where otherwise stated)

[Continued from above table, first column repeated]

Particulars	Retained earnings		Actuarial gains/ (losses)		Equity shares held by a controlled trust		Total
	Amount		Amount		Amount		Amount
Balance as of April 1, 2014 (A)	Rs.	65,051	Rs.	(252)	Rs.	(5)	Rs.	90,801
Total comprehensive income
Profit for the year	Rs.	22,179	Rs.	—	Rs.	—	Rs.	22,179
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.366		—		—		—		1,063
Foreign currency translation adjustments, net of tax benefit of Rs.174		—		—		—		(22)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.96		—		—		—		195
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.16		—		(31)		—		(31)

Total comprehensive income (B)	Rs.	22,179	Rs.	(31)	Rs.	—	Rs.	23,384

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	—	Rs.	—	Rs.	—	Rs.	5
Share based payment expense		—		—		—		498
Dividend paid (including corporate dividend tax)		(3,587)		—		—		(3,587)
Sale of equity shares held by controlled trust(1)		—		—		5		201

Total contributions and distributions	Rs.	(3,587)	Rs.	—	Rs.	5	Rs.	(2,883)

Changes in ownership interests	Rs.	—	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)	Rs.	(3,587)	Rs.	—	Rs.	5	Rs.	(2,883)

Balance as of March 31, 2015 [(A)+(B)+(C)]	Rs.	83,643	Rs.	(283)	Rs.	—	Rs.	111,302

Balance as of April 1, 2015 (A)	Rs.	83,643	Rs.	(283)	Rs.	—	Rs.	111,302
Total comprehensive income
Profit for the year	Rs.	20,013	Rs.	—	Rs.	—		20,013
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.88		—		—		—		(107)
Foreign currency translation adjustments, net of tax expense of Rs.62		—		—		—		(31)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.23		—		—		—		943
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.64		—		(121)		—		(121)

Total comprehensive income (B)	Rs.	20,013	Rs.	(121)	Rs.	—	Rs.	20,697

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	—	Rs.	—	Rs.	—	Rs.	1
Share based payment expense		—		—		—		442
Dividend paid (including corporate dividend tax)		(4,106)		—		—		(4,106)

Total contributions and distributions	Rs.	(4,106)	Rs.	—	Rs.	—	Rs.	(3,663)

Changes in ownership interests	Rs.	—	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)	Rs.	(4,106)	Rs.	—	Rs.	—	Rs.	(3,663)

Balance as of March 31, 2016 [(A)+(B)+(C)]	Rs.	99,550	Rs.	(404)	Rs.	—	Rs.	128,336

Balance as of April 1, 2016 (A)	Rs.	99,550	Rs.	(404)	Rs.	—	Rs.	128,336
Total comprehensive income
Profit for the year	Rs.	12,039	Rs.	—	Rs.	—	Rs.	12,039
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.499		—		—		—		1,710
Foreign currency translation adjustments, net of tax benefit of Rs.148		—		—		—		(191)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.60		—		—		—		908
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.14		—		(25)		—		(25)

Total comprehensive income (B)	Rs.	12,039	Rs.	(25)	Rs.	—	Rs.	14,441

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	—	Rs.	—	Rs.	—	Rs.	1
Share based payment expense		—		—		—		350
Buyback of equity shares(2)		—		—		—		(15,694)
Dividend paid (including corporate dividend tax)		(3,390)		—		—		(3,390)
Transfer to capital redemption reserve		25		—		—		—

Total contributions and distributions	Rs.	(3,365)	Rs.	—	Rs.	—	Rs.	(18,733)

Changes in ownership interests	Rs.	—	Rs.	—	Rs.	—	Rs.	—

Total transactions with owners of the Company (C)	Rs.	(3,365)	Rs.	—	Rs.	—	Rs.	(18,733)

Balance as of March 31, 2017 [(A)+(B)+(C)]	Rs.	108,224	Rs.	(429)	Rs.	—	Rs.	124,044

Unaudited convenience translation into U.S.$ (See Note 2(d))	U.S.$	1,669	U.S.$	(7)	U.S.$	—	U.S.$	1,913

(1)

During the year ended March 31, 2015, the Company disposed of all the shares held by its controlled trust for a total consideration of Rs.201. A gain of Rs.196 arising from this transaction is recorded in share premium.

(2)	Refer to Note 16 of these consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except share and per share data and where otherwise stated)

		For the Years Ended March 31,
	Note	2017		2017		2016		2015
Particulars		Unaudited convenience translation into U.S.$ (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the year		U.S.$	186	Rs.	12,039	Rs.	20,013	Rs.	22,179
Adjustments for:
Income tax expense			40		2,614		7,127		5,984
Dividend and profit on sale of investments			(15)		(956)		(852)		(755)
Depreciation and amortization			174		11,277		10,250		8,100
Impairment loss on property, plant and equipment and other intangible assets			7		445		288		629
Inventory write-downs			48		3,085		2,746		3,635
Allowance for doubtful trade and other receivables			2		138		137		168
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net			1		80		112		144
Allowance for sales returns			49		3,177		3,272		3,535
Share of profit of equity accounted investees			(5)		(349)		(229)		(195)
Exchange (gain)/loss, net			9		568		1,066		673
Exchange loss related to Venezuela operations	39		1		41		4,621		843
Interest (income)/expense, net			1		76		(573)		31
Share based payment expense			6		398		471		498
Changes in operating assets and liabilities:
Trade and other receivables			47		3,037		833		(10,905)
Inventories			(98)		(6,325)		(2,522)		(5,447)
Trade and other payables			29		1,886		746		55
Other assets and other liabilities			(61)		(3,948)		755		1,257

Cash generated from operations			421		27,283		48,261		30,431
Income tax paid			(89)		(5,770)		(7,014)		(5,396)

Net cash from operating activities		U.S.$	332	Rs.	21,513	Rs.	41,247	Rs.	25,033

Cash flows from/(used in) investing activities:
Expenditures on property, plant and equipment		U.S.$	(189)	Rs.	(12,278)	Rs.	(12,017)	Rs.	(9,339)
Proceeds from sale of property, plant and equipment			1		44		84		172
Expenditures on other intangible assets			(443)		(28,706)		(2,858)		(5,988)
Investment in equity accounted investees			(1)		(86)		—		—
Purchase of other investments			(766)		(49,651)		(68,249)		(53,466)
Proceeds from sale of other investments			1,104		71,595		69,270		45,176
Cash paid for acquisition of business, net of cash acquired			(0)		(17)		(7,936)		(276)
Interest and dividend received			10		628		1,283		817

Net cash used in investing activities		U.S.$	(285)	Rs.	(18,471)	Rs.	(20,423)	Rs.	(22,904)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		U.S.$	0	Rs.	1	Rs.	1	Rs.	5
Buyback of equity shares			(242)		(15,694)		—		—
Proceeds from sale of equity shares held by a controlled trust			—		—		—		201
Proceeds from/(repayment of) short term borrowings, net			332		21,536		(273)		4,068
Repayment of long term borrowings			(80)		(5,220)		(11,706)		(3,716)
Dividend paid (including corporate dividend tax)			(52)		(3,390)		(4,106)		(3,587)
Interest paid			(14)		(925)		(917)		(1,090)

Net cash used in financing activities		U.S.$	(57)	Rs.	(3,692)	Rs.	(17,001)	Rs.	(4,118)

Net increase/(decrease) in cash and cash equivalents			(10)		(650)		3,823		(1,989)
Effect of exchange rate changes on cash and cash equivalents			(8)		(492)		(4,296)		(1,068)
Cash and cash equivalents at the beginning of the year	15		76		4,921		5,394		8,451

Cash and cash equivalents at the end of the year	15	U.S.$	59	Rs.	3,779	Rs.	4,921	Rs.	5,394

Supplemental schedule of non-cash investing and financing activities:
Investment in shares of Curis, Inc.	32	U.S.$	19	Rs.	1,247	Rs.	—	Rs.	1,452
Acquisition of select products portfolio of UCB	6		—		—		64		—
Property, plant and equipment and intangibles purchased on credit during the year, including contingent consideration on purchase of intangibles			5		301		1,064		323
Property, plant and equipment purchased under capital lease			0		3		—		107

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries, associates and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Venezuela and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2017 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared for the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2017. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 19, 2017.

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

•	long term borrowings, except obligations under finance leases, are measured at amortized cost using the effective interest rate method; and

•	investments in joint ventures are accounted for using the equity method.

c. Functional and presentation currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

d. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2017 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.64.85, as published by the Federal Reserve Board of Governors on March 31, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s independent auditors.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 3(a) — Evaluation of joint arrangements;

•	Note 3(b) — Assessment of functional currency;

•	Note 3(c) and 30 — Financial instruments;

•	Notes 3(d) — Business combinations;

•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;

•	Note 3(h) — Valuation of inventories;

•	Notes 3(i), 7, 8 and 9— Measurement of recoverable amounts of cash-generating units;

•	Note 3 (j) and 19 — Assets and obligations relating to employee benefits;

•	Note 3 (j) — Share based payments;

•	Note 3(k) — Provisions and other accruals;

•	Note 3(l) — Sales returns, rebates and chargeback provisions;

•	Note 3(o) — Evaluation of recoverability of deferred tax assets; and

•	Note 44 — Contingencies

f. Change in the functional currency of a foreign operation

Until July 31, 2016, the functional currency of Dr. Reddy’s Laboratories, SA, one of the Company’s subsidiaries in Switzerland (the “Swiss Subsidiary”), was determined to be the Indian rupee. During the three months ended September 30, 2016, the Swiss Subsidiary borrowed U.S.$350 from certain institutional lenders to acquire eight ANDAs in the United States (refer to Note 42 of these consolidated financial statements for further details). The Company believes that the aforesaid transactions have had significant impact on the primary economic environment of the Swiss Subsidiary and, accordingly, the Swiss Subsidiary’s operating, investing and financing activities will have a greater reliance on the United States dollar.

Accordingly, effective August 1, 2016, the functional currency of the Swiss Subsidiary was changed to the United States dollar. The change in functional currency of the Swiss subsidiary was applied prospectively from date of change in accordance with IAS 21, “The Effect of Changes in Foreign Exchange Rate”.

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

A joint arrangement is either a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

a. Basis of consolidation (continued)

Investments in associates and joint ventures are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The carrying value of the Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest (“NCI”) holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

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

Loss of Control

Upon loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any NCIs and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in the consolidated income statement. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset, depending on the level of influence retained.

b. Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was measured.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in the consolidated income statement in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognized in other comprehensive income (“OCI”):

•	available for sale equity investments (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to the consolidated income statement);

•	a financial liability designated as a hedge of the net investment in a foreign operation, to the extent that the hedge is effective; and

•	qualifying cash flow hedges, to the extent that the hedges are effective.

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

Foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in OCI and presented within equity as a part of foreign currency translation reserve (“FCTR”).

In case of foreign operations whose functional currency is different from the parent company’s functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in OCI and presented within equity as part of FCTR. When a foreign operation is disposed of, in part or in full, such that control, significant influence or joint control is lost, the relevant amount in the FCTR is transferred to the consolidated income statement.

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

Other investments

Other investments consist of term deposits with original maturities of more than three months, and investments in mutual funds and equity securities.

Investments in mutual funds and equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in OCI and presented within equity under “fair value reserve”. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the consolidated income statement.

Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is expected within one year or within the normal operating cycle of the business.

Trade and other receivables

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

Other non-derivative financial instruments

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

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Romanian new leus (“RON”), Venezuelan bolivars and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

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

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI, remains there until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, then the balance in OCI is recognized immediately in the consolidated income statement.

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

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated income statement as incurred.

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

Amortization

Amortization is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of intangible assets. Intangible assets that are not available for use are amortized from the date they are available for use.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

i. Impairment (continued)

When the fair value of available-for-sale financial assets declines below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in OCI is transferred to the consolidated income statement. An impairment loss may be reversed in subsequent periods, if the indicators for the impairment no longer exist. Such reversals are recognized in OCI.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

j. Employee benefits (continued)

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. The current service cost of the defined benefit plan, recognized in the consolidated income statement in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognized immediately in the consolidated income statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated income statement. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.

When the benefits under a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated income statement. The Company recognizes gains or losses on the settlement of a defined benefit plan obligation when the settlement occurs.

Termination benefits

Termination benefits are recognized as an expense in the consolidated income statement when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense in the consolidated income statement if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Other long-term employee benefits

The Company’s net obligation in respect of other long term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognized in the consolidated income statement in the period in which they arise.

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

Share-based payment transactions

The grant date fair value of options granted to employees is recognized as an employee expense in the consolidated income statement, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognized in connection with share based payment transaction is presented as a separate component in equity under “share based payment reserve”. The amount recognized as an expense is adjusted to reflect the actual number of stock options that vest.

The fair value of the amount payable to employees in respect of share based payment transactions which are settled in cash is recognized as an expense in the consolidated income statement, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share based payment transaction. Any changes in the liability are recognized in the consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

k. Provisions

A provision is recognized in the consolidated income statement if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Restructuring

A provision for restructuring is recognized in the consolidated income statement when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided.

Onerous contracts

A provision for onerous contracts is recognized in the consolidated income statement when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Reimbursement rights

Expected reimbursements for expenditures required to settle a provision are recognized in the consolidated income statement only when receipt of such reimbursements is virtually certain. Such reimbursements are recognized as a separate asset in the statement of financial position, with a corresponding credit to the specific expense for which the provision has been made.

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

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit;

•	temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising upon the initial recognition of goodwill.

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

q. Government grants

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset. Grants related to income are deducted in reporting the related expense in the consolidated income statement.

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

s. Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9, Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that the new Standard will materially impact the classification and measurement of the Company’s financial instruments, documentation relating to hedging financial exposures and recognition of certain fair value changes.

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

IFRIC 22, Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22, “Foreign Currency Transactions and Advance Consideration,” which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. IFRIC Interpretation 22 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently in the process of evaluating the impact of this change in the accounting standard on its consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax treatments

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 “Income taxes”, are applied where there is uncertainty over income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the applicable tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under applicable tax law. The interpretation provides specific guidance in several areas where previously IAS 12 was silent. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Significant accounting policies (continued)

s. Recent accounting pronouncements (continued)

The interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted. An entity can, on initial application, elect to apply this interpretation either:

•	retrospectively applying IAS 8, if possible without the use of hindsight; or

•

retrospectively, with the cumulative effect of initially applying the interpretation recognized at the date of initial application as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate).

The Company is in the process of evaluating the impact of IFRIC 23 on the consolidated financial statements and the period of adoption.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Chief Executive Officer is the CODM of the Company.

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

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and manufacture of differentiated formulations. These products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

Others. This includes the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the Year Ended March 31,
Reportable	Global Generics						PSAI						Proprietary Products
segments	2017		2016		2015		2017		2016		2015		2017		2016		2015
Revenues(1) (2)	Rs.	115,409	Rs.	128,062	Rs.	119,397	Rs.	21,277	Rs.	22,379	Rs.	25,456	Rs.	2,363	Rs.	2,659	Rs.	2,172
Gross profit	Rs.	71,079	Rs.	84,427	Rs.	77,569	Rs.	4,473	Rs.	4,931	Rs.	5,709	Rs.	1,951	Rs.	2,217	Rs.	1,796
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
Profit for the year

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

[Continued from above table, first column repeated]

Information about segments:	For the Year Ended March 31,
Reportable segments	Others						Total
	2017		2016		2015		2017		2016		2015
Revenues(1) (2)	Rs.	1,760	Rs.	1,608	Rs.	1,164	Rs.	140,809	Rs.	154,708	Rs.	148,189
Gross profit	Rs.	853	Rs.	706	Rs.	329	Rs.	78,356	Rs.	92,281	Rs.	85,403
Selling, general and administrative expenses								46,372		45,702		42,585
Research and development expenses								19,551		17,834		17,449
Other (income)/expense, net								(1,065)		(874)		(917)

Results from operating activities							Rs.	13,498	Rs.	29,619	Rs.	26,286
Finance (expense)/income, net								806		(2,708)		1,682
Share of profit of equity accounted investees, net of tax								349		229		195

Profit before tax							Rs.	14,653	Rs.	27,140	Rs.	28,163
Tax expense								2,614		7,127		5,984

Profit for the year							Rs.	12,039	Rs.	20,013	Rs.	22,179

(1)

Revenues for the year ended March 31, 2017 do not include inter-segment revenues from PSAI to Global Generics which is accounted for at a cost of Rs.6,181 (as compared to Rs.5,447 and Rs.6,904 for the years ended March 31, 2016 and 2015, respectively).

(2)

During the three months ended June 30, 2015, there was a change in the monitoring of performance of one product from the Global Generics segment to the Proprietary Products segment. Consequently, revenues and gross profit from such product for the year ended March 31, 2015 have been reclassified to conform to the change.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2017		2016		2015
India	Rs.	24,927	Rs.	23,913	Rs.	21,158
United States		69,816		81,154		69,840
Russia		11,547		10,640		14,922
Others		34,519		39,001		42,269

	Rs.	140,809	Rs.	154,708	Rs.	148,189

Analysis of revenues within the Global Generics segment:

An analysis of revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2017		2016		2015
Gastrointestinal	Rs.	21,190	Rs.	21,253	Rs.	21,524
Oncology		17,054		19,410		19,459
Cardiovascular		15,553		19,009		17,569
Pain Management		14,323		16,240		16,591
Central Nervous System		12,749		14,739		14,935
Anti-Infective		7,189		12,711		8,393
Others		27,351		24,700		20,926

Total	Rs.	115,409	Rs.	128,062	Rs.	119,397

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Segment reporting (continued)

Analysis of revenues within the PSAI segment:

An analysis of revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2017		2016		2015
Cardiovascular	Rs.	5,078	Rs.	5,077	Rs.	4,695
Pain Management		3,290		4,085		3,793
Central Nervous System		2,758		3,021		2,800
Anti-Infective		1,859		2,015		2,338
Dermatology		1,606		1,485		1,234
Oncology		1,534		2,570		4,274
Others		5,152		4,126		6,322

Total	Rs.	21,277	Rs.	22,379	Rs.	25,456

Analysis of assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2017		2016
India	Rs.	57,997	Rs.	54,987
Switzerland		31,543		6,576
United States		8,660		7,519
Germany		3,220		4,200
Others		6,213		6,632

	Rs.	107,633	Rs.	79,914

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2017		2016
India	Rs.	10,545	Rs.	19,389
Switzerland		26,639		2,325
United States		2,657		1,019
Others		728		586

	Rs.	40,569	Rs.	23,319

Analysis of depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2017		2016		2015
Global Generics	Rs.	3,381	Rs.	2,742	Rs.	2,044
PSAI		2,674		2,437		2,034
Proprietary Products		—		—		—
Others		62		62		76

	Rs.	6,117	Rs.	5,241	Rs.	4,154

Information about major customers

Revenues from one of the customers of the Company’s Global Generics segment were Rs.22,760, representing 16% of the Company’s total revenues, for the year ended March 31, 2017.

Revenues from two of the customers of the Company’s Global Generics segment were Rs.21,600 and Rs.15,998, representing 14% and 10%, respectively, of the Company’s total revenues, for the year ended March 31, 2016.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Acquisition of select products portfolio of UCB

On April 1, 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of products business in the territories of India, Nepal, Sri Lanka and Maldives. The transaction included approximately 350 employees engaged in operations of the acquired India business. The acquisition was expected to strengthen the Company’s presence in the areas of dermatology, respiratory and pediatric products.

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

Current assets, net of current liabilities assumed, includes trade receivables of Rs.118, which were expected to be fully recoverable.

Out of the total purchase consideration of Rs.8,000, the Company has paid Rs.7,936 to UCB as of March 31, 2017.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Computer equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as at April 1, 2015	Rs.	3,789	Rs.	16,505	Rs.	46,940	Rs.	2,003	Rs.	2,148	Rs.	626	Rs.	72,011
Acquisitions through business combinations(1)		—		—		—		6		—		—		6
Other additions		24		2,402		7,890		372		208		186		11,082
Disposals		(7)		(3)		(651)		(144)		(105)		(33)		(943)
Effect of changes in foreign exchange rates		8		191		214		9		14		(2)		434

Balance as at March 31, 2016	Rs.	3,814	Rs.	19,095	Rs.	54,393	Rs.	2,246	Rs.	2,265	Rs.	777	Rs.	82,590

Balance as at April 1, 2016	Rs.	3,814	Rs.	19,095	Rs.	54,393	Rs.	2,246	Rs.	2,265	Rs.	777	Rs.	82,590
Acquisitions through business combinations		—		—		—		—		—		—		—
Other additions		98		2,395		9,090		566		205		96		12,450
Disposals		—		(34)		(521)		(70)		(19)		(120)		(764)
Effect of changes in foreign exchange rates		(44)		(165)		(533)		(15)		(23)		(2)		(782)

Balance as at March 31, 2017	Rs.	3,868	Rs.	21,291	Rs.	62,429	Rs.	2,727	Rs.	2,428	Rs.	751	Rs.	93,494

Accumulated Depreciation
Balance as at April 1, 2015	Rs.	—	Rs.	3,472	Rs.	23,158	Rs.	1,308	Rs.	1,796	Rs.	306	Rs.	30,040
Depreciation for the year		—		763		5,341		325		243		108		6,780
Impairment loss(2)				20		46		23		4		1		94
Disposals		—		(0)		(615)		(108)		(100)		(25)		(848)
Effect of changes in foreign exchange rates		—		47		52		5		10		(1)		113

Balance as at March 31, 2016	Rs.	—	Rs.	4,302	Rs.	27,982	Rs.	1,553	Rs.	1,953	Rs.	389	Rs.	36,179

Balance as at April 1, 2016	Rs.	—	Rs.	4,302	Rs.	27,982	Rs.	1,553	Rs.	1,953	Rs.	389	Rs.	36,179
Depreciation for the year		—		896		5,971		378		231		120		7,596
Impairment loss		38		214		69		10		—		—		331
Disposals		—		(23)		(499)		(67)		(14)		(116)		(719)
Effect of changes in foreign exchange rates		—		(71)		(298)		(13)		(24)		(1)		(407)

Balance as at March 31, 2017	Rs.	38	Rs.	5,318	Rs.	33,225	Rs.	1,861	Rs.	2,146	Rs.	392	Rs.	42,980

Net carrying value
As at April 1, 2015	Rs.	3,789	Rs.	13,033	Rs.	23,782	Rs.	695	Rs.	352	Rs.	320	Rs.	41,971
As at March 31, 2016	Rs.	3,814	Rs.	14,793	Rs.	26,411	Rs.	693	Rs.	312	Rs.	388	Rs.	46,411
Add: Capital-work-in-progress													Rs.	7,550
Total as at March 31, 2016													Rs.	53,961
As at March 31, 2017	Rs.	3,830	Rs.	15,973	Rs.	29,204	Rs.	866	Rs.	282	Rs.	359	Rs.	50,514
Add: Capital-work-in-progress													Rs.	6,646

Total as at March 31, 2017													Rs.	57,160

(1)

Acquisitions through business combinations were on account of the Company’s acquisition of a select portfolio of products from UCB. Refer to Note 6 of these consolidated financial statements for further details.

(2)	Impairment loss pertains to the assets forming part of the Company’s Venezuelan subsidiary. Refer to Note 39 of these consolidated financial statements for further details.

Impairment losses recorded for the year ended March 31, 2017

During the three months ended March 31, 2017, the Company witnessed a significant decline in the expected cash flows of some of the products forming part of a cash generating unit (“CGU”) under its Global Generics segment. Consequently, the Company, following the guidance under IAS 36 “Impairment of assets”, determined that the estimated recoverable amount of the CGU is lower than its carrying cost. Accordingly, an amount of Rs.335 (including Rs.4 towards capital-work-in-progress) was recorded as an impairment during the quarter ended March 31, 2017. Such impairment charge was recorded under “cost of revenues”.

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Key assumptions upon which the Company has based its determinations of value-in-use include:

a)	Estimated cash flows for the remaining useful life, based on management’s budgets.

b)	the terminal value is considered to be zero.

c)	The post-tax discount rates used are based on the Company’s weighted average cost of capital. The post-tax discount rates used was 6.68%. The pre-tax discount rates was 9.02%.

Capital commitments

As of March 31, 2017 and 2016, the Company was committed to spend Rs.5,256 and Rs.5,065, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Property, plant and equipment (continued)

Interest capitalization

During the years ended March 31, 2017 and 2016, the Company capitalized interest cost of Rs.65 and Rs.51, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2017 and 2016 was approximately 2.14% and 2.07%, respectively.

Assets acquired under finance leases

Property, plant and equipment include Rs.511 and Rs.637 of assets acquired (net of accumulated depreciation) under finance leases as of March 31, 2017 and 2016, respectively.

8. Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2017 and 2016:

	As of March 31,
	2017		2016
Opening balance, gross(1)	Rs.	20,122	Rs.	19,654
Goodwill arising on business combinations during the year(2) (3)		10		323
Effect of translation adjustments		(106)		145
Impairment loss(4)		(16,274)		(16,274)

Closing balance(1)	Rs.	3,752	Rs.	3,848

(1)	This does not include goodwill arising upon investment in an associate of Rs.181, which is included in the carrying value of the investment in equity accounted investees.
(2)	Rs.10 as of March 31, 2017 represents goodwill arising from the acquisition of Imperial Credit Private Limited.
(3)

Rs.323 as of March 31, 2016 represents goodwill arising from the acquisition of a select portfolio of products business from UCB during the three months ended June 30, 2015. Refer to Note 6 of these consolidated financial statements for further details.

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

The carrying amount of goodwill (other than those arising upon investment in an associate) was allocated to cash generating units as follows:

	As of March 31,
	2017		2016
PSAI-Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics-Complex Injectables		1,148		1,249
Global Generics-North America Operations		995		998
Global Generics-Branded Formulations		491		491
Others		121		113

	Rs.	3,752	Rs.	3,848

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a)	Estimated cash flows for five years, based on management’s budgets.

b)

A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Goodwill (continued)

c)	The after tax discount rates used are based on the Company’s weighted average cost of capital.

d)	The after tax discount rates used range from 6.68% to 12.76% for various cash generating units. The pre-tax discount rates range from 9.02% to 22.29%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

9. Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Trademarks with finite useful life		Product related intangibles		Technology related intangibles		Customer related intangibles		Others		Total
Gross carrying amount
Balance as at April 1, 2015	Rs.	9,349	Rs.	27,623	Rs.	1,593	Rs.	1,165	Rs.	952	Rs.	40,682
Acquisitions through business combinations(1)		—		6,734		—		—		743		7,477
Other additions		—		1,554		1,158		—		596		3,308
De-recognitions		—		—		—		(132)		—		(132)
Effect of changes in foreign exchange rates		829		1,829		96		67		4		2,825

Balance as at March 31, 2016	Rs.	10,178	Rs.	37,740	Rs.	2,847	Rs.	1,100	Rs.	2,295	Rs.	54,160

Balance as at April 1, 2016	Rs.	10,178	Rs.	37,740	Rs.	2,847	Rs.	1,100	Rs.	2,295	Rs.	54,160
Acquisitions through business combinations		—		—		—		—		—		—
Other additions(2)		1,148		27,419		27		—		611		29,205
De-recognitions(3)		(32)		(269)		—		(706)		(124)		(1,131)
Effect of changes in foreign exchange rates		(617)		(2,265)		(230)		(37)		(19)		(3,168)

Balance as at March 31, 2017	Rs.	10,677	Rs.	62,625	Rs.	2,644	Rs.	357	Rs.	2,763	Rs.	79,066

Amortization/impairment loss
Balance as at April 1, 2015	Rs.	6,688	Rs.	18,413	Rs.	960	Rs.	1,118	Rs.	453	Rs.	27,632
Amortization for the year		504		2,414		254		11		287		3,470
Impairment loss		—		174		—		20		—		194
De-recognitions		—		—		—		(132)		—		(132)
Effect of changes in foreign exchange rates		494		1,598		39		68		1		2,200

Balance as at March 31, 2016	Rs.	7,686	Rs.	22,599	Rs.	1,253	Rs.	1,085	Rs.	741	Rs.	33,364

Balance as at April 1, 2016	Rs.	7,686	Rs.	22,599	Rs.	1,253	Rs.	1,085	Rs.	741	Rs.	33,364
Amortization for the year		578		2,304		443		15		341		3,681
Impairment loss		32		40		38		—		—		110
De-recognitions (3)		(32)		(269)		—		(706)		(124)		(1,131)
Effect of changes in foreign exchange rates		(457)		(1,215)		(159)		(37)		(15)		(1,883)

Balance as at March 31, 2017	Rs.	7,807	Rs.	23,459	Rs.	1,575	Rs.	357	Rs.	943	Rs.	34,141

Net carrying amount
As at April 1, 2015	Rs.	2,661	Rs.	9,210	Rs.	633	Rs.	47	Rs.	499	Rs.	13,050
As at March 31, 2016	Rs.	2,492	Rs.	15,141	Rs.	1,594	Rs.	15	Rs.	1,554	Rs.	20,796
As at March 31, 2017	Rs.	2,870	Rs.	39,166	Rs.	1,069	Rs.	—	Rs.	1,820	Rs.	44,925

(1)

Acquisitions through business combinations were on account of the Company’s acquisition of a select portfolio of products from UCB. Refer to Note 6 of these consolidated financial statements for further details.

(2)

Other additions during the year ended March 31, 2017 primarily consists of: (a) Rs.23,366, representing the consideration paid to Teva Pharmaceutical Industries Limited to acquire eight Abbreviated New Drug Applications (“ANDAs”) in the United States (refer to Note 42 of these consolidated financial statements for further details); and (b) Rs.3,159, representing the consideration for the acquisition from XenoPort, Inc. of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity (refer to Note 40 of these consolidated financial statements for further details).

(3)

During the year ended March 31, 2017, the Company derecognized certain intangible assets which were fully amortized and from which no future economic benefits were expected, either from use or from their disposal. Accordingly, an amount of Rs.1,131 was reduced both from gross carrying amount and accumulated amortization.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangible assets (continued)

In-process research and development assets:

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

Particulars	Year Ended March 31, 2017		Year Ended March 31, 2016
Opening balance at the beginning of the year	Rs.	1,096	Rs.	203
Add: Additions during the year(1)		26,858		1,035
Less: Capitalizations during the year		—		(102)
Less: Impairments during the year(2)		(38)		(100)
Effect of changes in exchange rates		(766)		60

Closing balance at the year end	Rs.	27,150	Rs.	1,096

(1)	Additions during the year ended March 31, 2017 primarily consists of:

a.

Rs.23,366, representing the consideration paid to Teva Pharmaceutical Industries Limited to acquire eight Abbreviated New Drug Applications (“ANDAs”) in the United States (refer to Note 42 of these consolidated financial statements for further details); and

b.

Rs.3,159, representing the consideration for the acquisition from XenoPort, Inc. of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity (refer to Note 40 of these consolidated financial statements for further details).

(2)	Refer to “Impairment losses recorded for the year ended March 31, 2017” in this Note 9 for further details

Asset held for sale

During the three months ended December 31, 2016, the management of the Company decided to and committed to a plan to sell certain intangible assets forming part of the Company’s Global Generics business. Accordingly, these assets have been disclosed as “Assets held for sale” as on December 31, 2016.

However, during the three months ended March 31, 2017, the proposed arrangement to sell the intangible assets did not take place and, subsequently, the Company discontinued its plans to sell these intangible assets. Accordingly, the aforesaid intangible assets cease to be classified as held for sale.

Amortization of other intangible assets:

	For the Year Ended March 31,
	2017		2016		2015
Selling, general and administrative expenses	Rs.	3,198	Rs.	3,262	Rs.	2,326
Cost of revenues		300		110		—
Research and development expenses		183		98		55

	Rs.	3,681	Rs.	3,470	Rs.	2,381

The weighted average remaining useful life of intangibles was 8.6 years as at March 31, 2017.

Interest capitalization

During the year ended March 31, 2017, the Company capitalized interest cost of Rs.258 with respect to certain qualifying assets. The rate for capitalization of interest cost ranged from 0.91% to 2.14%.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9. Other intangibles (continued)

Impairment loss on other intangible assets:

	For the Year Ended March 31,
	2017		2016		2015
Selling, general and administrative expenses	Rs.	72	Rs.	61	Rs.	509
Research and development expenses		38		133		120
Cost of revenues		—		—		—

	Rs.	110	Rs.	194	Rs.	629

Impairment losses recorded for the year ended March 31, 2017

In-process research and development (“IPR&D”) intangibles

As a result of the Company’s decision to discontinue further development of certain IPR&D assets pertaining to its Proprietary Products segment and PSAI segment, Rs.27 and Rs.11, respectively, were recorded as impairment loss for the year ended March 31, 2017 under “Research and development expenses” in the consolidated income statement.

Others

The balance impairment loss of Rs.72 pertains to a write down of certain brands and product related intangibles forming part of the Company’s Global Generics segment. The same was recorded under “Selling, general and administrative expenses” in the consolidated income statement.

Impairment losses recorded for the year ended March 31, 2016

In-process research and development (“IPR&D”) intangibles

As a result of the Company’s decision to discontinue further development of certain IPR&D assets pertaining to its Proprietary Products segment and Global Generics segment, Rs.100 and Rs.33, respectively, was recorded as impairment loss for the year ended March 31, 2016 under “Research and development expenses” in the consolidated income statement.

Others

The balance impairment loss of Rs.61 pertains to a write down of certain customer and product related intangibles forming part of the Company’s Global Generics segment, which was recorded under “Selling, general and administrative expenses” in the consolidated income statement.

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

During the year ended March 31, 2015, the Company decided to significantly increase the utilization of OctoPlus B.V.’s technical know-how, its time and effort on internal drug development projects and scale-down its external pharmaceutical development services. As a result of such decision, the Company reassessed the recoverable amounts of associated customer related intangibles and determined that the carrying amount of such customer related intangibles was higher than their recoverable amount. Accordingly, Rs.249 was recorded as an impairment loss for the year ended March 31, 2015 under “Selling, general and administrative expenses” in the consolidated income statement.

The above impairment loss relate to the Company’s PSAI segment. As at March 31, 2015, the carrying amount of such customer related intangibles after impairment loss was Rs.0.

Product related intangibles

Based on the performance of and expected cash flows from some of the Company’s product related intangibles pertaining to its Global Generics segment, the Company reassessed the recoverable amounts of such product related intangibles and determined that the carrying amount of such product-related intangibles was higher than their recoverable amount. Accordingly, Rs.201 was recorded as an impairment loss for the year ended March 31, 2015 under “Selling, general and administrative expenses” in the consolidated income statement. As at March 31, 2015, the carrying amount of such product related intangibles after impairment loss was Rs.0.

In-process research and development (“IPR&D”) intangibles

Due to the Company’s decision to discontinue further development of certain IPR&D assets pertaining to its Proprietary Products segment, Rs.95 was recorded as impairment loss for the year ended March 31, 2015 under research and development expenses in the consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2017 and 2016. Three directors of the Company are on the board of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting under IFRS 11.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2017		2016		2015
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	3,385	Rs.	2,876	Rs.	2,090
Total non-current assets		296		377		389

Total assets	Rs.	3,681	Rs.	3,253	Rs.	2,479

Equity	Rs.	2,603	Rs.	2,129	Rs.	1,656
Total current liabilities		1,078		1,124		823

Total equity and liabilities	Rs.	3,681	Rs.	3,253	Rs.	2,479

Revenues	Rs.	4,980	Rs.	4,246	Rs.	3,377
Expenses		4,295		3,800		2,998

Profit for the year	Rs.	685	Rs.	446	Rs.	379

The Company’s share of profits in Reddy Kunshan for the years ended March 31, 2017, 2016 and 2015 was Rs.351, Rs.229 and Rs.195, respectively. The carrying value of the Company’s investment in Reddy Kunshan as of March 31, 2017 and 2016 was Rs.1,519 and Rs.1,309, respectively. The translation adjustment arising out of translation of foreign currency balances amounted to Rs.97 and Rs.239 as of March 31, 2017 and 2016, respectively.

11. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of March 31, 2017 are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	9,677	Rs.	1,464	Rs.	11,141
Investment in equity securities(1)		2,703		2,260		4,963
Term deposits with banks		3,403		—		3,403

	Rs.	15,783	Rs.	3,724	Rs.	19,507

Current portion
Investment in units of mutual funds	Rs.	9,464	Rs.	1,417	Rs.	10,881
Term deposits with banks		3,389		—		3,389

	Rs.	12,853	Rs.	1,417	Rs.	14,270

Non-current portion
Investment in units of mutual funds	Rs.	213	Rs.	47	Rs.	260
Investment in equity securities(1)		2,703		2,260		4,963
Term deposits with banks		14		—		14

	Rs.	2,930	Rs.	2,307	Rs.	5,237

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 32 of these consolidated financial statements for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11. Other investments (continued)

As of March 31, 2016, the details of such investments were as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	21,335	Rs.	1,223	Rs.	22,558
Investment in equity securities(1)		1,458		293		1,751
Term deposits with banks		12,713		—		12,713

	Rs.	35,506	Rs.	1,516	Rs.	37,022

Current portion
Investment in units of mutual funds	Rs.	21,122	Rs.	1,199	Rs.	22,321
Term deposits with banks		12,713		—		12,713

	Rs.	33,835	Rs.	1,199	Rs.	35,034

Non-current portion
Investment in units of mutual funds	Rs.	213	Rs.	24	Rs.	237
Investment in equity securities(1)		1,458		293		1,751

	Rs.	1,671	Rs.	317	Rs.	1,988

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 32 of these consolidated financial statements for further details.

12. Inventories

Inventories consist of the following:

	As of March 31,
	2017		2016
Raw materials	Rs.	7,226	Rs.	5,769
Packing materials, stores and spares		2,315		2,057
Work-in-progress		6,614		7,049
Finished goods		12,374		10,703

	Rs.	28,529	Rs.	25,578

The above table includes inventories of Rs.624 and Rs.730, which were carried at fair value less cost to sell as at March 31, 2017 and 2016, respectively.

During the years ended March 31, 2017, 2016 and 2015, the Company recorded inventory write-downs of Rs.3,085, Rs.2,746 and Rs.3,635, respectively. These adjustments were included in cost of revenues.

Cost of revenues for the years ended March 31, 2017, 2016 and 2015 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement of Rs.30,250, Rs.33,051 and Rs.36,806, respectively. Cost of revenues for the years ended March 31, 2017, 2016 and 2015 includes other expenditures recognized in the income statement of Rs.32,203 Rs.29,376 and Rs.25,980, respectively.

13. Trade and other receivables

	As of March 31,
	2017		2016
Current
Trade and other receivables, gross	Rs.	38,926	Rs.	42,095
Less: Allowance for doubtful trade and other receivables		(861)		(789)

Trade and other receivables, net	Rs.	38,065	Rs.	41,306

Non-current
Trade and other receivables, gross(1)	Rs.	206	Rs.	—
Less: Allowance for doubtful trade and other receivables		—		—

Trade and other receivables, net	Rs.	206	Rs.	—

(1)

Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized with in twelve months from the end of the reporting date, they are disclosed as non-current.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13. Trade and other receivables (continued)

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable and historical experience of collections from customers. The activity in the allowance for impairment of trade account receivables is given below:

	For the Year Ended March 31,
	2017		2016
Balance at the beginning of the year	Rs.	789	Rs.	667
Provision for doubtful trade and other receivables, net		138		137
Trade and other receivables written off and exchange differences		(66)		(15)

Balance at the end of the year	Rs.	861	Rs.	789

14. Other assets

Other assets consist of the following:

	As of March 31,
	2017		2016
Current
Balances and receivables from statutory authorities (1)	Rs.	4,151	Rs.	4,059
Export benefits receivable (2)		3,521		3,239
Prepaid expenses		712		679
Others		3,586		3,033

	Rs.	11,970	Rs.	11,010

Non-current
Deposits	Rs.	651	Rs.	620
Others		332		443

	Rs.	983	Rs.	1,063

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

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

15. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2017		2016
Cash balances	Rs.	3	Rs.	2
Balances with banks		1,131		1,642
Term deposits with banks (original maturities up to 3 months)		2,732		3,277

Cash and cash equivalents in the statement of financial position		3,866		4,921
Bank overdrafts used for cash management purposes		87		—

Cash and cash equivalents in the statement of cash flow	Rs.	3,779	Rs.	4,921

Cash and cash equivalents included restricted cash of Rs.177 and Rs.257 respectively, as of March 31, 2017 and March 31, 2016, which consisted of:

•	Rs.64 as of March 31, 2017 and Rs.62 as of March 31, 2016, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•

Rs.38 as of March 31, 2017 and Rs.124 as of March 31, 2016, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls (refer to Note 39 of these consolidated financial statements for further details);

•	Rs.49 as of March 31, 2017 and Rs.0 as of March 31, 2016, representing the portion of the purchase consideration deposited in an escrow account, pursuant to an acquisition of an intangible asset; and

•	Rs.26 as of March 31, 2017 and Rs.71 as of March 31, 2016, representing other restricted cash amounts.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16. Equity

	For the Year Ended March 31,
	2017		2016
Par value per share	Rs.	5	Rs.	5
Authorized share capital		1,200		1,200
Fully paid up share capital
As at April 1	Rs.	853	Rs.	852
Add: Shares issued on exercise of stock options		1		1
Less: Buyback of equity shares		(25)		—

As at March 31	Rs.	829	Rs.	853

The Company presently has only one class of equity shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

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

Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The Company paid dividends of Rs.3,312, Rs.3,411 and Rs.3,067 and dividend distribution tax thereon of Rs.78, Rs.695 and Rs.520 during the years ended March 31, 2017, 2016 and 2015, respectively. The dividend paid per share was Rs.20, Rs.20 and Rs.18 during the years ended March 31, 2017, 2016 and 2015, respectively.

Buyback of equity shares

The Board of Directors of the Company, in their meeting held on February 17, 2016, approved a proposal to buy back equity shares of the Company, subject to approval by the Company’s shareholders, for an aggregate amount not exceeding Rs.15,694 and at a price not exceeding Rs.3,500 per equity share. The plan involved the purchase of such shares from shareholders of the Company (including persons who become shareholders by cancelling American Depository Shares and receiving underlying equity shares, and excluding the promoters and promoter group of the Company) under the open market route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder. The shares bought back under this plan were required to be extinguished in accordance with the provisions of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder.

The Company’s shareholders approved the buyback plan on April 1, 2016, and implementation of the buyback plan commenced on April 18, 2016 and ended on June 28, 2016.

Under this plan, the Company bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694. The aggregate face value of the equity shares bought back was Rs.25.

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 12, 2017, the Board proposed a dividend of Rs.20 per share and aggregating to Rs.3,315, which is subject to the approval of the Company’s shareholders. Upon such approval, there will be an additional cash outflow of Rs.675 for payment of dividend distribution tax thereon.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2017, 2016 and 2015 was based on the profit attributable to equity shareholders of Rs.12,039, Rs.20,013 and Rs.22,179, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2017		2016		2015
Issued equity shares as on April 1		170,607,653		170,381,174		170,108,868
Effect of shares issued on exercise of stock options		126,277		166,469		205,638
Effect of buyback of equity shares		(4,084,987)		—		—
Weighted average number of equity shares at March 31		166,648,943		170,547,643		170,314,506
Earnings per share – Basic	Rs.	72.24	Rs.	117.34	Rs.	130.22

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2017	2016	2015
Weighted average number of equity shares (Basic)	166,648,943	170,547,643	170,314,506
Dilutive effect of stock options outstanding	348,733	525,137	618,927
Weighted average number of equity shares (Diluted)	166,997,675	171,072,780	170,933,433
Earnings per share – Diluted	Rs. 72.09	Rs. 116.98	Rs. 129.75

18. Loans and borrowings

Short term borrowings

The Company had net short term borrowings of Rs.43,539 as of March 31, 2017, as compared to Rs.22,718 as of March 31, 2016. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by Dr. Reddy’s Laboratories SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) and OOO Dr. Reddy’s Laboratories Limited (one of the Company’s subsidiaries in Russia).

Short term borrowings consist of the following:

	As at March 31,
	2017	2016
Packing credit borrowings	Rs. 18,699	Rs. 20,896
Other foreign currency borrowings	24,840	1,822

	Rs. 43,539	Rs. 22,718

The interest rate profile of short term borrowings from banks is given below:

	As at March 31,
	2017		2016
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + (30) to 1 bps	USD	LIBOR + (5) to 15 bps
	USD	0.01%	—	—
	INR	T-Bill + 30bps	EURO	LIBOR + 5 to 7.5 bps
	INR	6.92% to 6.95%	—	—
	RUB	9.95%	RUB	10.65% to 11.57%
Other foreign currency borrowings	USD	LIBOR + 40 to 60 bps	USD	LIBOR + 40 bps
	RUB	10.48%	—	—

Short-term borrowing by Swiss Subsidiary

During the three months ended September 30, 2016, the Swiss Subsidiary borrowed U.S.$350 from certain institutional lenders at an interest rate ranging from Libor plus 0.45% to 0.60% per annum. The borrowing was solely for the purpose of the acquisition of eight Abbreviated New Drug Applications (“ANDAs”) from Teva Pharmaceutical Industries Limited in the United States (refer to Note 42 of these consolidated financial statements for additional details).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term borrowings

Long term borrowings, measured at amortized cost, consist of the following:

	As at March 31
	2017		2016
Foreign currency borrowing by the parent company	Rs.	4,852	Rs.	9,938
Obligations under finance leases		707		857

	Rs.	5,559	Rs.	10,795

Current portion
Obligations under finance leases	Rs.	110	Rs.	110

	Rs.	110	Rs.	110

Non-current portion
Foreign currency borrowing by the parent company	Rs.	4,852	Rs.	9,938
Obligations under finance leases		597		747

	Rs.	5,449	Rs.	10,685

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The Company was required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month from August 12, 2013.

During the three months ended December 31, 2016, the Company entered into a financing arrangement with certain financial institutions to refinance the aforementioned borrowing of U.S.$150.

The Company repaid U.S.$75 of this loan on November 28, 2016, and is required to repay the U.S.$75 balance of the loan in 3 equal installments at the end of the 40th month, 43rd month and 46th month after the date the loan was made.

The loan agreement imposes various financial covenants on the Company. As of March 31, 2017, the Company was in compliance with such financial covenants.

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.21,156 and Rs.14,771 as of March 31, 2017 and 2016, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of March 31, 2017 and March 31, 2016 was Rs.0 and Rs.3,644, respectively.

The interest rate profiles of long-term borrowings (other than obligations under finance leases) as at March 31, 2017 and 2016 were as follows:

	As at March 31,
	2017		2016
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	LIBOR + 82.7 bps	USD	LIBOR + 125 bps

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2017 were as follows:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Loans and borrowings (continued)

Long term borrowings (continued)

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2018	Rs.	—	Rs.	110	Rs.	110
2019		—		56		56
2020		1,610		51		1,661
2021		3,242		53		3,295
2022		—		57		57
Thereafter		—		380		380

	Rs.	4,852	Rs.	707	Rs.	5,559

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2016 were as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2017	Rs.	—	Rs.	110	Rs.	110
2018		1,988		101		2,089
2019		7,950		59		8,009
2020		—		54		54
2021		—		58		58
Thereafter		—		475		475

	Rs.	9,938	Rs.	857	Rs.	10,795

Obligations under finance leases

The Company has leased buildings, plant and machinery and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2017 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	110	Rs.	77	Rs.	187
Between one and five years		217		149		366
More than five years		380		84		464

	Rs.	707	Rs.	310	Rs.	1,017

Future minimum lease payments under finance leases as at March 31, 2016 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	110	Rs.	106	Rs.	216
Between one and five years		272		203		475
More than five years		475		125		600

	Rs.	857	Rs.	434	Rs.	1,291

19. Employee benefits

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

The components of gratuity cost recognized in the income statement for the years ended March 31, 2017, 2016 and 2015 consist of the following:

	For the Year Ended March 31,
	2017		2016		2015
Current service cost	Rs.	221	Rs.	177	Rs.	148
Interest on net defined benefit liability/(asset)		14		2		7

Gratuity cost recognized in income statement	Rs.	235	Rs.	179	Rs.	155

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2017		2016
Present value of funded obligations	Rs.	1,840	Rs.	1,540
Fair value of plan assets		(1,687)		(1,303)

Net defined benefit liability recognized	Rs.	153	Rs.	237

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2017		2016
Defined benefit obligations at the beginning of the year	Rs.	1,540	Rs.	1,236
Current service cost		221		177
Interest on defined obligations		114		93
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		30		35
Actuarial loss/(gain) due to demographic assumptions		(12)		11
Actuarial loss/(gain) due to experience changes		62		106
Benefits paid		(115)		(118)

Defined benefit obligations at the end of the year	Rs.	1,840	Rs.	1,540

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2017		2016
Fair value of plan assets at the beginning of the year	Rs.	1,303	Rs.	1,157
Employer contributions		348		190
Interest on plan assets		99		91
Re-measurements due to:
Return on plan assets excluding interest on plan assets		52		(17)
Benefits paid		(115)		(118)

Plan assets at the end of the year	Rs.	1,687	Rs.	1,303

Sensitivity Analysis:

	As of March 31, 2017
Defined benefit obligation without effect of projected salary growth	Rs.	1,054
Add: Effect of salary growth		786
Defined benefit obligation with projected salary growth		1,840
Defined benefit obligation, using discount rate minus 50 basis points		1,911
Defined benefit obligation, using discount rate plus 50 basis points		1,774
Defined benefit obligation, using salary growth rate plus 50 basis points		1,910
Defined benefit obligation, using salary growth rate minus 50 basis points		1,774

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2017	2016	2015
Discount rate	7.20%	7.80%	8.00%
Rate of compensation increase	7% per annum for the first year and 9% per annum thereafter	10% per annum for the first 2 years and 9% per annum thereafter	10% per annum for the first 2 years and 9% per annum thereafter

The assumptions used to determine gratuity cost:

	For the Year Ended March 31,
	2017	2016	2015
Discount rate	7.80%	8.00%	9.00%
Rate of compensation increase	10% per annum for the first 2 years and 9% per annum thereafter	10% per annum for the first 2 years and 9% per annum thereafter	11% per annum for the first 2 years and 10% per annum thereafter

Contributions: The Company expects to contribute Rs.153 to the Gratuity Plan during the year ending March 31, 2018.

Disaggregation of plan assets: The Gratuity Plan’s weighted-average asset allocation as of March 31, 2017 and 2016, by asset category, was as follows:

	As of March 31,
	2017	2016
Funds managed by insurers	99%	99%
Others	1%	1%

The expected future cash flows in respect of gratuity as at March 31, 2017 were as follows:

Expected contribution	Amount
During the year ended March 31, 2018 (estimated)	Rs.	153

Expected future benefit payments
March 31, 2018		209
March 31, 2019		196
March 31, 2020		192
March 31, 2021		188
March 31, 2022		176
Thereafter		2,581

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

The components of net pension cost recognized in the income statement for the years ended March 31, 2017, 2016 and 2015 consist of the following:

	For the Year Ended March 31,
	2017		2016		2015
Current service cost	Rs.	13	Rs.	14	Rs.	13
Interest on net defined benefit liability/(asset)		12		11		9

Total cost recognized in income statement	Rs.	25	Rs.	25	Rs.	22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2017		2016
Present value of funded obligations	Rs.	218	Rs.	249
Fair value of plan assets		(60)		(61)

Net defined benefit liability recognized	Rs.	158	Rs.	188

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2017		2016
Defined benefit obligations at the beginning of the year	Rs.	249	Rs.	252
Current service cost		13		14
Interest on defined obligations		17		17
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(24)		(7)
Actuarial loss/(gain) due to demographic assumptions		0		7
Actuarial loss/(gain) due to experience changes		7		3
Benefits paid		(19)		(22)
Foreign exchange differences		(25)		(15)

Defined benefit obligations at the end of the year	Rs.	218	Rs.	249

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2017		2016
Fair value of plan assets at the beginning of the year	Rs.	61	Rs.	68
Employer contributions		19		16
Interest on plan assets		6		6
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(0)		(2)
Benefits paid		(19)		(22)
Foreign exchange differences		(7)		(5)

Plan assets at the end of the year	Rs.	60	Rs.	61

Sensitivity Analysis:

As of March 31, 2017
Defined benefit obligation without effect of projected salary growth	Rs. 139
Plus effect of salary growth	79
Defined benefit obligation with projected salary growth	218
Defined benefit obligation, using discount rate minus 50 basis points	229
Defined benefit obligation, using discount rate plus 50 basis points	208
Defined benefit obligation, using salary growth rate plus 50 basis points	230
Defined benefit obligation, using salary growth rate minus 50 basis points	207

Contributions: The Company expects to contribute Rs.34 to the Falcon defined benefit plans during the year ending March 31, 2018.

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

Assumptions used to determine defined benefit obligations:

	For the Year Ended March 31,
	2017	2016	2015
Discount rate	8.75%	7.75%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Assumptions used to determine defined benefit cost:

	For the Year Ended March 31,
	2017	2016	2015
Discount rate	7.75%	7.50%	8.00%
Rate of compensation increase	4.50%	4.50%	4.50%

Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2017 and 2016, by asset category is as follows:

	As of March 31,
	2017	2016
Corporate bonds	51%	51%
Others	49%	49%

The expected future cash flows in respect of post-employment benefit plans in Mexico as at March 31, 2017 were as follows:

Expected contribution	Amount
During the year ended March 31, 2018 (estimated)	Rs.34

Expected future benefit payments
March 31, 2018	2
March 31, 2019	4
March 31, 2020	6
March 31, 2021	8
March 31, 2022	11
Thereafter	572

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.682, Rs.574 and Rs.492 to the provident fund plan during the years ended March 31, 2017, 2016 and 2015, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.79, Rs.71 and Rs.68 to the superannuation plan during the years ended March 31, 2017, 2016 and 2015, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.231, Rs.204 and Rs.195 to the 401(k) retirement savings plan during the years ended March 31, 2017, 2016 and 2015, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.134, Rs.156 and Rs.151 to the National Insurance during the years ended March 31, 2017, 2016 and 2015, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.855 and Rs.792 as at March 31, 2017 and 2016, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee benefits (continued)

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.622 and Rs.881 as at March 31, 2017 and 2016, respectively.

Total employee benefit expenses, including share based payments, incurred during the years ended March 31, 2017, 2016 and 2015 amounted to Rs.31,069, Rs.31,174 and Rs.28,967, respectively.

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

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2017 and 2016 is as follows:

Category A — Fair Market Value Options: There were no options outstanding under this category as of March 31, 2017 and March 31, 2016.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”) (continued)

	For the Year Ended March 31, 2017
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	427,348	Rs.	5.00	Rs.	5.00	72
Granted during the period	103,136		5.00		5.00	90
Expired/forfeited during the period	(22,597)		5.00		5.00	—
Exercised during the period	(177,745)		5.00		5.00	—

Outstanding at the end of the period	330,142	Rs.	5.00	Rs.	5.00	69

Exercisable at the end of the period	40,882	Rs.	5.00	Rs.	5.00	38

	For the Year Ended March 31, 2016
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	585,454	Rs.	5.00	Rs.	5.00	71
Granted during the period	102,224		5.00		5.00	90
Expired/forfeited during the period	(66,319)		5.00		5.00	—
Exercised during the period	(194,011)		5.00		5.00	—

Outstanding at the end of the period	427,348	Rs.	5.00	Rs.	5.00	72

Exercisable at the end of the period	53,801	Rs.	5.00	Rs.	5.00	42

The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2017 and 2016 was Rs.3,266 and Rs.3,350 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2017 and 2016 was Rs.3,292 and Rs.3,504 per share, respectively.

The aggregate intrinsic value of options exercised under the DRL 2002 Plan during the years ended March 31, 2017 and 2016 was Rs.584 and Rs.679, respectively. As of March 31, 2017, options outstanding under the DRL 2002 Plan had an aggregate intrinsic value of Rs.867 and options exercisable under the DRL 2002 Plan had an aggregate intrinsic value of Rs.107.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”) (continued)

No options have been granted under Category A as of March 31, 2017. Stock options activity for category B options under the DRL 2007 Plan during the years ended March 31, 2017 and 2016 is as follows:

	For the Year Ended March 31, 2017
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	92,043	Rs.	5.00	Rs.	5.00	79
Granted during the period	52,956		5.00		5.00	90
Expired/forfeited during the period	(23,039)		5.00		5.00	—
Exercised during the period	(33,819)		5.00		5.00	—

Outstanding at the end of the period	88,141	Rs.	5.00	Rs.	5.00	74

Exercisable at the end of the period	6,517	Rs.	5.00	Rs.	5.00	43

	For the Year Ended March 31, 2016
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the period	98,350	Rs.	5.00	Rs.	5.00	72
Granted during the period	40,184		5.00		5.00	90
Expired/forfeited during the period	(14,023)		5.00		5.00	—
Exercised during the period	(32,468)		5.00		5.00	—

Outstanding at the end of the period	92,043	Rs.	5.00	Rs.	5.00	79

Exercisable at the end of the period	7,141	Rs.	5.00	Rs.	5.00	45

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2017 and 2016 was Rs.3,266 and Rs.3,465, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2017 and 2016 was Rs.3,268 and Rs.3,575, respectively.

The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the years ended March 31, 2017 and 2016 was Rs.110 and Rs.116, respectively. As of March 31, 2017, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.232 and options exercisable under the DRL 2007 Plan had an aggregate intrinsic value of Rs.17.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Employee stock incentive plans (continued)

The estimated fair value of stock options is recognized in the consolidated income statement on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

	Grants made on
	November 15, 2016		September 20, 2016		July 26, 2016		May 11, 2015
Expected volatility		32.77%		32.92%		29.88%		25.98%
Exercise price	Rs.	5.00	Rs.	5.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		6.27%		6.81%		6.91%		7.87%
Expected dividends		0.60%		0.60%		0.60%		0.60%
Grant date share price	Rs.	3,310.70	Rs.	3,157.80	Rs.	3,319.65	Rs.	3,359.70

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted.

Equity settled share-based payment expense

For the years ended March 31, 2017, 2016 and 2015, the Company recorded employee share based payment expense of Rs.350, Rs.442 and Rs.498, respectively. As of March 31, 2017, there was Rs.374 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.94 years.

Cash settled share based payments

Certain of the Company’s employees are eligible for share based payment awards that are settled in cash. These awards entitle the employees to a cash payment, on the exercise date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company’s ADSs at the time of exercise. For the years ended March 31, 2017 and 2016, the Company recorded cash settled share based payment expense of Rs.48 and Rs.29, respectively. As of March 31, 2017, there was Rs.58 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 3.1 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

21. Provisions

The details of changes in provisions during the year ended March 31, 2017 are as follows:

Particulars	Allowance for sales return(1)		Environmental liability (2)		Legal and others (3)		Total
Balance as at April 1, 2016	Rs.	4,421	Rs.	55	Rs.	338	Rs.	4,814
Provision made during the year		3,177		—		387		3,564
Provision used or reversed during the year		(3,746)		—		—		(3,746)
Effect of changes in foreign exchange rates		(68)		(8)		—		(76)

Balance as at March 31, 2017	Rs.	3,784	Rs.	47	Rs.	725	Rs.	4,556

Current	Rs.	3,784	Rs.	—	Rs.	725	Rs.	4,509
Non-current		—		47		—		47

	Rs.	3,784	Rs.	47	Rs.	725	Rs.	4,556

(1)	Provision for sales returns is accounted by recording a provision based on the Company’s estimate of expected sales returns. See Note 3(l) for the Company’s accounting policy on sales returns.
(2)

As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.47). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the statements of financial position.

(3)

Of this Rs.387 provision, Rs.374 represents the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer to Note 44 (Contingencies) of these consolidated financial statements under “Product and patent related matters—Matters relating to National Pharmaceutical Pricing Authority—Litigation relating to Cardiovascular and Anti-diabetic formulations” for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Trade and other payables

Trade and other payables consist of the following:

	As at March 31,
	2017		2016
Due to related parties	Rs.	9	Rs.	0
Others		13,408		12,300

	Rs.	13,417	Rs.	12,300

23. Other liabilities

Other liabilities consist of the following:

	As at March 31,
	2017		2016
Current
Advance from customers	Rs.	310	Rs.	335
Statutory dues payable		558		535
Accrued expenses		13,963		14,245
Deferred revenue		509		324
Employee benefits payable		4,416		3,832
Others		2,089		2,799

	Rs.	21,845	Rs.	22,070

Non-current
Statutory dues payable	Rs.	0	Rs.	5
Deferred revenue		3,166		1,528
Others		911		1,628

	Rs.	4,077	Rs.	3,161

24. Revenue

Revenue consists of the following:

	For the Year Ended March 31,
	2017		2016		2015
Sales	Rs.	138,663	Rs.	152,476	Rs.	146,131
Services		1,536		1,466		1,689
License fees		610		766		369

	Rs.	140,809	Rs.	154,708	Rs.	148,189

Revenue includes excise duties of Rs.939, Rs.842 and Rs.829 for the years ended March 31, 2017, 2016 and 2015, respectively.

25. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	For the Year Ended March 31,
	2017		2016		2015
Loss on sale/disposal of property, plant and equipment and other intangibles, net	Rs.	80	Rs.	112	Rs.	144
Sale of spent chemical		(206)		(271)		(521)
Miscellaneous income, net (1)		(939)		(715)		(540)

	Rs.	(1,065)	Rs.	(874)	Rs.	(917)

(1)

During the three months ended March 31, 2017, the Company entered into an agreement with Galderma Laboratories, LP to settle the ongoing litigation relating to the Company’s launch of a generic product in the United States of America. Pursuant to the settlement, the Company recorded an amount of Rs.417, representing the relevant consideration attributable to settlement of such litigation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	For the Year Ended March 31,
	2017		2016		2015
Interest income	Rs.	558	Rs.	1,399	Rs.	1,061
Dividend and profit on sale of other investments (1)		956		852		755
Foreign exchange gain/(loss), net (2)		(74)		(4,133)		958
Interest expense		(634)		(826)		(1,092)

	Rs.	806	Rs.	(2,708)	Rs.	1,682

(1)

Profit on sale of other investments primarily represents amounts reclassified from other comprehensive income to the consolidated income statement on redemption of the Company’s “available for sale” financial instruments.

(2)

Includes the foreign exchange losses related to the Company’s Venezuela operations of Rs.41, Rs.4,621 and Rs.843 for the year ended March 31, 2017, 2016 and 2015 respectively. Refer to Note 39 of these consolidated financial statements for further details.

27. Income taxes

a. Income tax (expense)/benefit recognized in the income statement

Income tax (expense)/benefit recognized in the consolidated income statement consists of the following:

	For the Year Ended March 31,
	2017		2016		2015
Current taxes
Domestic	Rs.	(1,936)	Rs.	(4,331)	Rs.	(4,461)
Foreign		(1,158)		(3,046)		(2,545)

	Rs.	(3,094)	Rs.	(7,377)	Rs.	(7,006)

Deferred taxes (expense)/benefit
Domestic	Rs.	223	Rs.	132	Rs.	637
Foreign		257		118		385

	Rs.	480	Rs.	250	Rs.	1,022

Total income tax expense recognized in the consolidated income statement	Rs.	(2,614)	Rs.	(7,127)	Rs.	(5,984)

b. Income tax (expense)/benefit recognized directly in equity

Income tax (expense)/benefit recognized directly in equity consists of the following:

	For the Year Ended March 31,
	2017		2016		2015
Tax effect on changes in fair value of other investments	Rs.	(499)	Rs.	(88)	Rs.	(366)
Tax effect on foreign currency translation differences		148		(62)		174
Tax effect on effective portion of change in fair value of cash flow hedges		(60)		(23)		96
Tax effect on actuarial gains/losses on defined benefit obligations		14		64		16

	Rs.	(397)	Rs.	(109)	Rs.	(80)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2017, 2016 and 2015:

	For the Year Ended March 31,
	2017		2016		2015
Profit before income taxes	Rs.	14,653	Rs.	27,140	Rs.	28,163
Enacted tax rate in India		34.61%		34.61%		33.99%
Computed expected tax benefit/(expense)	Rs.	(5,071)	Rs.	(9,393)	Rs.	(9,572)
Effect of:
Differences between Indian and foreign tax rates	Rs.	98	Rs.	1,122	Rs.	566
(Unrecognized deferred tax assets)/recognition of previously unrecognized deferred tax assets, net		(2,849)		(1,600)		18
Expenses not deductible for tax purposes		(219)		(138)		(110)
Reversal of earlier years’ tax provisions		1,370		—		—
Income exempt from income taxes		280		731		794
Foreign exchange differences		439		(836)		(380)
Incremental deduction allowed for research and development costs		3,111		2,782		2,265
Tax expense on distributed/undistributed earnings of subsidiary outside India		(3)		(519)		—
Deduction for Qualified domestic production activities in the United States		—		38		4
Effect of change in tax rate		104		(30)		(25)
Investment allowance deduction		363		177		251
Others		(238)		539		205

Income tax benefit/(expense)	Rs.	(2,614)	Rs.	(7,127)	Rs.	(5,984)

Effective tax rate		18%		26%		21%

The Company’s consolidated weighted average tax rates for the years ended March 31, 2017 and 2016 were 18% and 26%, respectively. Income tax expense was Rs.2,614 for the year ended March 31, 2017, as compared to income tax expense of Rs.7,127 for the year ended March 31, 2016. The effective tax rate for the year ended March 31, 2017 was lower by 8% compared to the year ended March 31, 2016 primarily due to the resolution of a certain tax matter resulting in a reversal of Rs.1,370 in income tax expense pertaining to earlier years.

d. Unrecognized deferred tax assets and liabilities

The details of unrecognized deferred tax assets and liabilities are summarized below:

	As at March 31,
	2017		2016
Deductible temporary differences, net	Rs.	3,488	Rs.	1,157
Operating tax loss carry forward		3,027		3,166

	Rs.	6,515	Rs.	4,323

During the year ended March 31 2017, the Company, based on probable future taxable profit, has recognized previously unrecognized deferred tax assets of Rs.128 pertaining to Octoplus N.V. Netherlands.

During the year ended March 31, 2017, the Company did not recognize deferred tax assets of Rs.2,331 on certain deductible temporary differences, as the Company believes that it is not probable that there will be available taxable profits against which such temporary differences can be utilized.

Deferred income taxes are not provided on undistributed earnings of Rs.30,430 as at March 31, 2017, of subsidiaries outside India, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all the accumulated undistributed earnings of foreign subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its foreign subsidiaries. It is impracticable to determine the taxes payable when these earnings are remitted.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Income taxes (continued)

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As at March 31,
	2017		2016
Deferred tax assets/(liabilities):
Inventory	Rs.	2,385	Rs.	2,579
Minimum Alternate Tax*		1,614		1,614
Trade and other receivables		424		412
Operating tax loss and interest loss carry-forward		1,329		548
Other current assets and other current liabilities, net		1,715		2,026
Property, plant and equipment		(2,142)		(1,745)
Other intangible assets		(370)		(482)
Others		(579)		(722)

Net deferred tax assets	Rs.	4,376	Rs.	4,230

*

As per Indian tax laws, companies are liable for a Minimum Alternate Tax (“MAT” tax) when current tax, as computed under the provisions of the Income Tax Act, 1961 (“Tax Act”), is determined to be below the MAT tax computed under section 115JB of the Tax Act. The excess of MAT tax over current tax is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years.

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

Operating loss carry forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2018 through 2038.

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2017 and 2016.

The details of movement in deferred tax assets and liabilities are summarized below:

	As at March 31, 2016		Recognized in income statement		Recognized in equity		Acquired in business combination		As at March 31, 2017
Deferred tax assets/(liabilities)
Inventory	Rs.	2,579	Rs.	(194)	Rs.	—	Rs.	—	Rs.	2,385
Minimum Alternate Tax		1,614		—		—		—		1,614
Trade and other receivables		412		12		—		—		424
Operating tax loss and interest loss carry-forward		548		781		—		—		1,329
Other current assets and other current liabilities, net		2,026		(231)		(80)		—		1,715
Property, plant and equipment		(1,745)		(397)		—		—		(2,142)
Intangible assets		(482)		112		—		—		(370)
Others		(722)		424		(281)		—		(579)

Net deferred tax assets/(liabilities)	Rs.	4,230	Rs.	507	Rs.	(361)	Rs.	—	Rs.	4,376

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

The amounts recognized in the income statement during the years ended March 31, 2017 and 2016 include Rs.27 and Rs.(32), respectively, which represent exchange differences arising due to foreign currency translations.

28. Operating leases

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under these leases was Rs.751, Rs.819 and Rs.822 for the years ended March 31, 2017, 2016 and 2015, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2017		2016		2015
Less than one year	Rs.	383	Rs.	396	Rs.	384
Between one and five years		961		1,185		1,259
More than five years		366		663		852

	Rs.	1,710	Rs.	2,244	Rs.	2,495

During the year ended March 31, 2014, the Company entered into a non-cancellable operating lease for an office and laboratory facility in the United States. The future minimum rental payments in respect of this lease are Rs.904 (U.S.$14), Rs.1,394 (U.S.$21) and Rs.1,458 (U.S.$23) as of March 31, 2017, 2016 and 2015, respectively.

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

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 19 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund. The following is a summary of significant related party transactions:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

29. Related parties (continued)

	For the Year Ended March 31,
	2017	2016	2015
Purchases of raw materials	Rs. —	Rs. —	Rs. 5
Research and development services received	114	102	92
Contributions towards social development	318	249	237
Hotel expenses paid	44	51	41
Lease rentals paid under cancellable operating leases to key management personnel and their relatives	39	37	36

The Company has the following amounts due from related parties:

	As at March 31,
	2017		2016
Key management personnel (towards rent deposits)	Rs.	8	Rs.	8
Other related parties		—		1

The Company has the following amounts due to related parties:

	As at March 31,
	2017		2016
Due to related parties	Rs.	9	Rs.	0

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the year ended:

	For the Year Ended March 31,
	2017		2016		2015
Salaries and other benefits(1)	Rs.	380	Rs.	336	Rs.	300
Contributions to defined contribution plans		28		19		16
Commission to directors		180		263		285
Share-based payments expense		75		76		72

Total	Rs.	663	Rs.	694	Rs.	673

(1)

In addition to the above, the Company has accrued Rs.79 and Rs.169 towards a long term incentive plan for the services rendered by key management personnel during the years ended March 31, 2017 and 2016, respectively. Refer to Note 19 of these consolidated financial statements for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

30. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2017 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	15		Rs.3,866	Rs.	—	Rs.	—	Rs.	—	Rs.	3,866	Rs.	3,866
Other investments	11		3,403		16,104		—		—		19,507		19,507
Trade and other receivables	13		38,271		—		—		—		38,271		38,271
Derivative financial instruments			—		—		—		262		262		262
Other assets(1)	14		1,916		—		—		—		1,916		1,916

Total		Rs.	47,456	Rs.	16,104	Rs.	—	Rs.	262	Rs.	63,822	Rs.	63,822

Liabilities:
Trade and other payables	22	Rs.	—	Rs.	—	Rs.	13,417	Rs.	—	Rs.	13,417	Rs.	13,417
Derivative financial instruments			—		—		—		10		10		10
Long-term borrowings	18		—		—		5,571		—		5,571		5,571
Short-term borrowings	18		—		—		43,539		—		43,539		43,539
Bank overdraft	15		—		—		87		—		87		87
Other liabilities and provisions(2)	21 & 23		—		—		20,391		—		20,391		20,391

Total		Rs.	—	Rs.	—	Rs.	83,005	Rs.	10	Rs.	83,015	Rs.	83,015

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

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.14,450 and Rs.11,467 as of March 31, 2017 and 2016, respectively, are not included.

(2)

Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.11,570 and Rs.7,239 as of March 31, 2017 and 2016, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale—Financial asset—Investments in units of mutual funds	Rs.	11,141	Rs.	—	Rs.	—	Rs.	11,141
Available for sale—Financial asset—Investment in equity securities		4,962		—		—		4,962
Derivative financial instruments—gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		252		—		252

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale—Financial asset—Investments in units of mutual funds	Rs.	22,558	Rs.	—	Rs.	—	Rs.	22,558
Available for sale—Financial asset—Investment in equity securities		1,751		—		—		1,751
Derivative financial instruments—gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		67		—		67

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

The models incorporate various inputs including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at March 31, 2017, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

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

The counterparty for these contracts is generally a bank or a financial institution. The Company had a derivative financial asset and derivative financial liability of Rs.262 and Rs.10, respectively, as of March 31, 2017, as compared to derivative financial asset and derivative financial liability of Rs.175 and Rs.108, respectively, as of March 31, 2016, towards these derivative financial instruments.

Further, in respect of these foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net gain of Rs.699, Rs.231 and Rs.2,226, for the years ended March 31, 2017, 2016, and 2015, respectively.

Hedges of highly probable forecasted transactions

•

The Company classifies its derivative contracts that hedge foreign exchange risk associated with its highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is immediately recorded in the consolidated income statement as a finance cost.

•

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign exchange risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the consolidated income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

•

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company recorded, as a component of equity, a net gain of Rs.968, Rs.966 and Rs.99 for the years ended March 31, 2017, 2016 and 2015, respectively.

•	The Company also recorded, as a component of revenue, a net loss of Rs.683, a net loss of Rs.1,172 and a net gain of Rs.300 during the years ended March 31, 2017, 2016 and 2015, respectively.

•

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.129 as at March 31, 2017, as compared to a loss of Rs.839 as at March 31, 2016.

Hedges of recognized assets and liabilities

Changes in the fair value of forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the consolidated income statement. The changes in fair value of the forward contracts and option contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized in the consolidated income statement as part of “net finance costs”.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2017.

Category	Instrument	Currency	Cross Currency(1)	Amounts		Buy/ Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	193.5	Sell
	Forward contract	U.S.$	RON	U.S.$	3.0	Buy
	Forward contract	U.S.$	RUB	U.S.$	20.0	Buy
	Forward contract	EUR	U.S.$	EUR	95.0	Sell
	Forward contract	GBP	U.S.$	GBP	14.1	Buy
	Option contract	U.S.$	INR	U.S.$	80.0	Sell
Hedges of highly probable forecasted transactions	Forward contract	RUB	INR	RUB	150.0	Sell
	Option contract	U.S.$	INR	U.S.$	180.0	Sell

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

The table below summarizes the periods when the cash flows associated with highly probable forecasted transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2017		2016
Cash flows in U.S. Dollars
Not later than one month	Rs.	973	Rs.	2,816
Later than one month and not later than three months		1,946		5,300
Later than three months and not later than six months		2,918		7,123
Later than six months and not later than one year		5,837		3,975

	Rs.	11,674	Rs.	19,214

Cash flows in Roubles
Not later than one month	Rs.	57	Rs.	123
Later than one month and not later than three months		115		246
Later than three months and not later than six months		—		222

	Rs.	172	Rs.	591

Cash flows in Euros
Not later than one month	Rs.	—	Rs.	38
Later than one month and not later than three months		—		75
Later than three months and not later than six months		—		113
Later than six months and not later than one year		—		226

	Rs.	—	Rs.	452

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

As on March 31, 2017, the Company had no outstanding interest rate swap arrangements.

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

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2017. Of the total trade and other receivables, Rs.27,809 as at March 31, 2017 and Rs.34,840 as at March 31, 2016 consisted of customer balances that were neither past due nor impaired.

Financial assets that are past due but not impaired

The Company’s credit period for customers generally ranges from 20—180 days. The aging of trade and other receivables that are past due but not impaired is given below:

	As of March 31,
Period (in days)	2017		2016
1 – 90	Rs.	8,380	Rs.	5,151
90 – 180		707		577
More than 180		1,376		738

Total	Rs.	10,463	Rs.	6,466

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

As of March 31, 2017 and 2016, the Company had unutilized credit limits from banks of Rs.21,156 and Rs.14,771, respectively.

As of March 31, 2017, the Company had working capital of Rs.15,198, including cash and cash equivalents of Rs.3,866, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.3,389 and investments in available-for-sale financial assets of Rs.10,881. As of March 31, 2016, the Company had working capital of Rs.55,042, including cash and cash equivalents of Rs.4,921, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.12,713 and investments in available-for-sale financial assets of Rs.24,309.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

b. Liquidity risk (continued)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 18 to these consolidated financial statements) as at March 31, 2017:

Particulars	2018		2019		2020		2021		Thereafter		Total
Trade and other payables	Rs.	13,417	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	13,417
Bank overdraft, short—term loans and borrowings		43,626		—		—		—		—		43,626
Other liabilities and provisions		19,564		88		7		9		723		20,391
Derivative financial instruments—liabilities		10		—		—		—		—		10

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 18 to these consolidated financial statements) as at March 31, 2016:

Particulars	2017		2018		2019		2020		Thereafter		Total
Trade and other payables	Rs.	12,300	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.12,300
Bank overdraft, short-term loans and borrowings		22,718		—		—		—		—	22,718
Other liabilities and provisions		23,861		702		40		14		770	25,387
Derivative financial instruments—liabilities		108		—		—		—		—	108

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

Foreign exchange risk

The Company’s foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles and Euros). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 30 above.

In respect of the Company’s forward contracts, option contracts and currency swap contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•	a Rs.1,154/(710) increase/(decrease) in the Company’s hedging reserve and a Rs.2,143/(2,287) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2017;

•	a Rs.1,511/(424) increase/(decrease) in the Company’s hedging reserve and a Rs.1,277/(1,707) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2016; and

•	a Rs.1,308/(631) increase/(decrease) in the Company’s hedging reserve and a Rs.1,598/(1,790) increase/(decrease) in the Company’s net profit from such contracts, as at March 31, 2015.

The carrying value of the Company’s foreign currency borrowings designated in a cash flow hedge as of March 31, 2017 was Rs.0. In respect of these borrowings, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such borrowings would have resulted in a Rs.364 and Rs.1,031 increase/decrease in the Company’s hedging reserve as at March 31, 2016 and 2015, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

c. Market risk (continued)

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2017:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	130	Rs.	87	Rs.	59	Rs.	840	Rs.	1,116
Other investments		—		—		—		14		14
Trade and other receivables		24,581		567		6,259		2,121		33,528
Other assets		458		—		70		33		561

Total	Rs.	25,169	Rs.	654	Rs.	6,388	Rs.	3,008	Rs.	35,219

Liabilities:
Trade and other payables	Rs.	2,323	Rs.	903	Rs.	—	Rs.	328	Rs.	3,554
Long-term borrowings		4,865		—		76		—		4,941
Short-term borrowings		12,970		—		4,023		—		16,993
Bank overdraft		86		—		—		—		86
Other liabilities and provisions		6,660		117		1,640		622		9,039

Total	Rs.	26,904	Rs.	1,020	Rs.	5,739	Rs.	950	Rs.	34,613

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2016:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	1,378	Rs.	93	Rs.	258	Rs.	614	Rs.	2,343
Other investments		832		—		—		—		832
Trade and other receivables		30,518		891		4,125		1,816		37,350
Other assets		190		—		76		320		586

Total	Rs.	32,918	Rs.	984	Rs.	4,459	Rs.	2,750	Rs.	41,111

Liabilities:
Trade and other payables	Rs.	2,681	Rs.	875	Rs.	—	Rs.	369	Rs.	3,925
Long-term borrowings		9,946		—		113		—		10,059
Short-term borrowings		13,846		5,768		3,104		—		22,718
Other liabilities and provisions		9,880		99		1,448		867		12,294

Total	Rs.	36,353	Rs.	6,742	Rs.	4,665	Rs.	1,236	Rs.	48,996

(1)	Others include currencies such as U.K. pounds sterling, Swiss francs and Venezuelan bolivars.

For the years ended March 31, 2017 and 2016, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs. 61 and Rs. 789, respectively.

Further, in February 2016, the Venezuelan government announced changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. Refer to Note 39 of these consolidated financial statements for further details.

Interest rate risk

As of March 31, 2017, the Company had Rs. 41,407 of loans carrying a floating interest rate ranging from LIBOR minus 30 bps to LIBOR plus 82.7 bps and the Treasury Bill plus 30 bps. As of March 31, 2016, the Company had Rs. 29,552 of foreign currency loans carrying a floating interest rate of LIBOR minus 5 bps to LIBOR plus 125 bps. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 18 of these consolidated financial statements.

For the years ended March 31, 2017, 2016 and 2015, every 10% increase or decrease in the floating interest rate component (i.e., LIBOR) applicable to its loans and borrowings would affect the Company’s net profit by Rs. 46, Rs. 12 and Rs. 6, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

31. Financial risk management (continued)

c. Market risk (continued)

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short—   term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2017, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

32. Collaboration agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly-owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the “Collaboration Agreement”) with Curis, Inc. (“Curis”) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

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

As partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction (approximately 16.6% of its outstanding common stock immediately after the transaction). Such shares were initially subject to a lock-up agreement. However, as of March 31, 2017, lock-up restrictions were released on all of the aforementioned 17.1 million shares. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated January 18, 2015 which provides for certain registration rights with respect to resale of the shares. The common stock of Curis is listed for quotation on the NASDAQ Global Market.

The fair value of the shares of Curis common stock on the date of the Stock Purchase Agreement was Rs. 1,452 (U.S.$23.5).

Revenues under the Collaboration Agreement consist of upfront consideration (including the shares of Curis common stock) and the development and commercial milestone payments described below, which are deferred and recognized as revenue over the period for which Aurigene has continuing performance obligations.

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

On September 7, 2016, the Collaboration Agreement was amended to provide for the issuance to Aurigene of approximately 10.2 million additional shares of Curis common stock in lieu of receiving up to U.S.$24.5 of milestone and other payments from Curis that could have become due under the Collaboration Agreement. These shares of Curis common stock are recorded at U.S.$1.84 per share, which is equal to the market price of such shares of common stock on the date of issuance, amounting to an aggregate market value of Rs. 1,247 (U.S.$18.8).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

32. Collaboration agreement with Curis, Inc. (continued)

These additional shares are also subject to a lock-up agreement, which is similar to the lock-up for the original Curis shares the Company received. However, this lock-up remains effective until September 7, 2018, with shares being released from such lock-up in 25% increments on each of March 7, 2017, September 7, 2017, March 7, 2018 and September 7, 2018, subject to acceleration of release of all the shares in connection with a change of control of Curis. As of March 31, 2017, lock-up restrictions were released on an aggregate of 2.55 million of such additional shares of Curis common stock, representing 25% of the shares which Aurigene received from Curis in 2016.

The Company has evaluated the transaction under IAS 28, “Investments in associates and Joint Ventures,” and believes that the Company does not have any significant influence with respect to Curis. Accordingly, all of the shares of Curis common stock are classified as available-for-sale financial instruments and are re-measured at fair value at every reporting date. Accordingly, gain of Rs.2,228 arising from changes in the fair value of such shares of common stock was recorded in other comprehensive income as of March 31, 2017.

This arrangement is accounted for as a joint operation under IFRS 11.

33. Agreement with Merck Serono

On June 6, 2012, the Company and the biosimilars division of Merck KGaA, Darmstadt, Germany, formerly known as Merck Serono (hereinafter, “Merck KGaA”), entered into a collaboration agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties will undertake commercialization based on their respective regional rights as defined in the agreement. The Company will lead and support early product development towards or including Phase I development. Merck KGaA will carry out manufacturing of the compounds and will lead further development for its territories. In its exclusive and co-exclusive territories, the Company will carry out its own development, wherever applicable, for commercialization. As per the original collaboration agreement, the Company will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

During the three months ended December 31, 2015, the Company received from Merck KGaA certain amounts relating to its share of development costs and other amounts linked to the achievement of milestones for the development of compounds under the collaboration agreement, as amended.

Furthermore, during the three months ended December 31, 2016, the Company received from Merck KGaA payments of U.S.$1 towards achievement of a milestone for the development of a compound under the collaboration agreement.

On April 24, 2017, Fresenius SE & Co. KgaA and Merck KGaA announced that Fresenius Kabi will acquire Merck’s Biosimilars business. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the second half of calendar year 2017. Upon completion of the transaction, the Company’s collaboration will continue as planned, with Fresenius Kabi.

34. Agreement with Pierre Fabre

On February 11, 2014, Aurigene entered into a collaborative license, development and commercialization agreement with Pierre Fabre, the third largest French pharmaceutical company. This agreement granted Pierre Fabre global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12, which was in development for numerous cancer indications.

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

35. Asset purchase agreement with Hatchtech Pty Limited

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

As partial consideration for the purchase of these assets, the Company paid Hatchtech an upfront amount of Rs.606. In addition to the foregoing payments, the Company is also required to pay certain development and commercial milestone related payments to Hatchtech for purchase of these assets.

As of March 31, 2017, the Company has paid Hatchtech development milestone payments of Rs.390.

The transaction was recorded as an acquisition of a product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization.

The carrying amount of the intangible asset as on March 31, 2017 was Rs.993.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

36. Asset purchase agreement with Alchemia

In November 2015, the Company entered into an asset purchase agreement with Alchemia Limited (“Alchemia”) for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium. The closing conditions for the transaction included the approval of Alchemia’s shareholders, which was obtained on November 10, 2015. As per the terms of the agreement, the Company paid net consideration of Rs.1,158 upon the closing of the transaction in exchange for the acquired intellectual property rights.

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

The carrying amount of the intangible asset as on March 31, 2017 was Rs.727.

37. Agreement with Novartis Consumer Health Inc.

On October 18, 2014, the Company, through its wholly owned subsidiary Dr. Reddy’s Laboratories SA, entered into an asset purchase agreement with Novartis Consumer Health Inc. to acquire the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and to market the product in the United States.

After obtaining the necessary approvals from the U.S. Federal Trade Commission, the Company completed the acquisition of Habitrol® on December 17, 2014. The total purchase consideration was Rs.5,097.

The transaction has been recorded as an acquisition of a product related intangible asset with a useful life of 8 years. The carrying amount of the asset as at March 31, 2017 was Rs.3,470.

38. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practice (“cGMP”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively.

The warning letter does not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations. During the years ended March 31, 2016 and 2017, the U.S. FDA withheld approval of new products from these facilities pending resolution of the issues identified in the warning letter. To minimize the business impact, the Company transferred certain key products to alternate manufacturing facilities.

Subsequent to the issuance of the warning letter, the Company promptly instituted corrective actions and preventive actions and submitted a comprehensive response to the warning letter to the U.S. FDA, followed by periodic written updates and in-person meetings with the U.S. FDA. The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities in the months of March and April 2017. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the oncology formulation manufacturing facility. The Company has responded to these observations identified by the U.S. FDA, and believes that it can resolve them satisfactorily in a timely manner.

In June 2017, the U.S. FDA has issued an establishment inspection report which officially closed the audit of the Company’s API manufacturing facility at Miryalaguda.

39. Venezuela operations

Dr. Reddy’s Venezuela, C.A., a wholly-owned subsidiary of the Company, is primarily engaged in the import of pharmaceutical products from the parent company and other subsidiaries of the Company and the sale of such products in Venezuela.

Overhaul of the exchange rate system in Venezuela

In February 2015, the Venezuelan government launched an overhaul of its then existing exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as “SIMADI”) was the third tier in the new three-tier exchange rate regime and allowed for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD). The new second tier (known as “SICAD”) was introduced with an initial rate of approximately 12 VEF per U.S.$1.00. The first tier (known as “CENCOEX”), the official exchange rate, was unchanged and sold dollars at 6.3 VEF per U.S.$1.00 for preferential goods.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

39. Venezuela operations (continued)

In February 2016, the Venezuelan government announced further changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. The following changes became effective as of March 10, 2016:

•

The CENCOEX preferential rate was replaced with a new “DIPRO” rate. The DIPRO rate is only available for purchases and sales of essential items. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00.

•	The SICAD exchange rate mechanism, which last auctioned USD for 13 VEF per U.S.$1.00, was eliminated.

•

The SIMADI exchange rate mechanism was replaced with a new “DICOM” rate, which governs all transactions not subject to the DIPRO exchange rate and will fluctuate according to market supply and demand. As of March 31, 2016, the DICOM exchange rate was 272.5 VEF per U.S.$1.00.

During the year ended March 31, 2016, the Company received approvals from the Venezuelan government for remittance of only U.S.$4 towards the importation of pharmaceutical products at the CENCOEX preferential rate.

The Company fully considered all the aforesaid developments, facts and circumstances and, following the guidance available in IAS 21, determined that it was appropriate to use the SIMADI/DICOM rate for translating the monetary assets and liabilities of the Venezuelan subsidiary as at various reporting dates. Tabulated below was the impact of the foregoing on the financial statements of the Company as at March 31, 2015 and 2016:

	Year ended

Particulars	March 31, 2015		March 31, 2016
Foreign exchange loss due to currency devaluation and translation of monetary assets and liabilities using SIMADI/DICOM rate recorded under finance expense	Rs.	843	Rs.	4,621
Impact of inventory write down and reversal of export incentives recorded under cost of revenues		—		341
Impairment of property, plant and equipment recorded under selling, general and administrative expenses		—		123

Total	Rs.	843	Rs.	5,085

Update during the year ended March 31, 2017

Revenues for the year ended March 31, 2017 and 2016 were Rs.17 (VEF 162) and Rs.4,666 (VEF 457), respectively. During the year ended March 31, 2017, the Company received approvals from the Venezuelan government to repatriate U.S.$0.4 at the preferential rate of 10 VEF per U.S.$1.00.

Consistent with the position taken as on March 31, 2016, the Company applied the DICOM rate for translating the financial statements of the Venezuelan subsidiary for the year ended March 31, 2017. As a result, foreign exchange loss of Rs.41 was recognized for the year ended March 31, 2017. As of March 31, 2017, the DICOM rate was VEF 707.95 per U.S.$1.00. Notwithstanding the ongoing uncertainty, the Company continues to actively engage with the Venezuelan Government and seek approval to repatriate funds at the preferential rate.

In May 2017, the Venezuelan government completed its first auction offering under DICOM, resulting in a DICOM rate of VEF 2,010 per U.S.$1.00. Also in May 2017, Venezuela announced its intent to launch a new currency exchange mechanism to replace the DICOM rate, but details have not yet been provided.

40. License agreement with Xenoport

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

Upon the completion of all closing conditions, in May 2016, the Company paid Rs.3,159 as an up-front payment and an additional Rs.169 for the transfer of certain clinical trial materials, as per the terms of the agreement.

In addition to the up-front payment, XenoPort will also be eligible to receive up to U.S.$190 upon the achievement by the Company of certain regulatory milestones, which could be achieved over a period of several years. Further, XenoPort will be eligible to receive up to U.S.$250 upon the achievement by the Company of certain commercial milestones, and up to mid-teens percentage rate royalty payments based on the Company’s net sales of the product in the United States.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

40. License agreement with Xenoport (continued)

The upfront consideration has been recorded as an acquisition of a product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization. Consideration paid for the purchase of clinical trial materials is recognized as research and development expenditure in these financial statements for the year ended March 31, 2017.

The carrying amount of the intangible asset as on March 31, 2017 was Rs.3,108.

41. Asset purchase agreement with Ducere Pharma LLC

On May 23, 2016, the Company entered into and consummated an asset purchase agreement with Ducere Pharma LLC for the purchase of certain pharmaceutical brands for a total consideration of Rs.1,148. The acquisition is expected to strengthen the Company’s presence in the dermatology, cough-and-cold and pain therapeutic areas forming part of the Company’s over-the-counter (“OTC”) business in the United States.

The Company recorded the acquisition of these brands as trademarks. The Company estimated that the useful life of these brands is 15 years.

The carrying value of these intangibles as on March 31, 2017 was Rs.1,052.

42. Asset purchase agreement with Teva Pharmaceutical Industries Limited

On June 10, 2016, the Company entered into a definitive purchase agreement with Teva Pharmaceutical Industries Limited (“Teva”) and an affiliate of Allergan plc (“Allergan”) to acquire eight Abbreviated New Drug Applications (“ANDAs”) in the United States for U.S.$350 in cash at closing. The acquired products were divested by Teva as a precondition to the closing of its acquisition of Allergan’s generics business. The acquisition of these ANDAs was also contingent on the closing of the Teva/Allergan generics purchase transaction and approval by the U.S. Federal Trade Commission.

The acquisition was consummated on August 3, 2016 upon the completion of all closing conditions, and the Company paid U.S.$350 as the consideration for the acquired ANDAs.

Tabulated below are the details of products acquired and the respective purchase prices:

Particulars of the ANDA	U.S.$	Rs.
Ethinyl estradiol/Ethonogestrel Vaginal Ring (a generic equivalent to NuvaRing®)	185	12,351
Buprenorphine HCl/Naloxone HCl Sublingual Film (a generic equivalent to Suboxone® sublingual film)	70	4,673
Ramelteon Tablets (a generic equivalent to Rozerem®)	34	2,270
Others	61	4,072

Grand Total	350	23,366

The Company recorded the aforesaid acquisition of these ANDAs as “product related intangibles”. As these ANDAs are not available for use yet, they are not subject to amortization. The aforesaid acquisition forms part of Company’s Global Generics segment.

The carrying value of these intangibles as on March 31, 2017 was Rs.22,870.

43. Agreement with Gland Pharma Limited

On November 29, 2016, the Company entered into an agreement with Gland Pharma Limited (“Gland”) to license, market and distribute eight injectable ANDAs. Pursuant to the arrangement, the Company will pay Gland U.S.$6.8 as consideration for in-licensing the aforesaid eight ANDAs upon completion of certain milestones by Gland.

The carrying value of the intangible as on March 31, 2017 was Rs.212.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

44. Contingencies

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

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defense against the demand. For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. Such writ petition is pending for admission.

During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

44. Contingencies (continued)

Product and patent related matters (continued)

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the High Court dated September 26, 2016 on the grounds that certain information important for the determination of the issue was not disclosed by the counsel representing the Union of India during the proceedings before the Bombay High Court.

On April 26, 2017, the Bombay High Court heard the recall application and directed the matter to the same bench of judges of the Bombay High Court which passed the original judgment on September 26, 2016. Further, it also directed the Union of India and others to file their reply.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. The Company has responded to these notices.

Based on its best estimate, the Company has recorded a provision of Rs.374 under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

In the event the Government of India pursues litigation against the Company on the aforementioned NPPA matters for the excess sales proceeds and the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other Product and patent related matters

Nexium United States litigations

Five federal antitrust class action lawsuits were brought on behalf of direct purchasers of Nexium®, and ten federal class action lawsuits were brought under both state and federal law on behalf of end-payors of Nexium®. These actions were filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories Inc. These actions were consolidated in the United States District Court for the District of Massachusetts.

The complaints alleged that AstraZeneca and the involved generic manufacturers settled patent litigation related to Nexium® capsules in a manner that violated antitrust laws. The Company consistently maintained that its conduct complied with all applicable laws and that the complaints were without merit. In response to a motion for summary judgment made by the Company, the Court granted the motion in part and denied it in part, finding that the plaintiffs had failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included any large or unjustified reverse payment, but preserving other claims for trial.

On October 20, 2014, the Company reached a settlement with all plaintiffs who had cases pending in the District of Massachusetts. The settlement with the class plaintiffs was subject to the Court’s approval. Under the terms of the settlement, the Company made no payment to the class plaintiffs. Other defendants went to trial and prevailed.

The Court granted preliminary approval of the Company’s settlements with the class plaintiffs on January 28, 2015, and granted final approval of such settlements on September 29, 2015.

On November 21, 2016, the First Circuit Court of Appeals affirmed the judgment that had been entered in favor of the defendants who tried the case to a verdict. On January 10, 2017, the First Circuit Court of Appeals denied the motions for reconsideration.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

The Company believes that the likelihood of any liability that may arise on account of lawsuits of the plaintiffs who opted out of the class action is not probable. Accordingly, no provision has been made in these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

44. Contingencies (continued)

Product and patent related matters (continued)

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (the “CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company had violated the Consumer Product Safety Act (the “CPSA”) and the Poison Prevention Packaging Act (the “PPPA”) and that the CPSC intended to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations.

Simultaneously, the U.S. Department of Justice (the “DOJ”) began to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act (“FCA”) related to these same issues (the “FCA Complaint”). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation declined to intervene in the FCA Complaint. On November 10, 2015, the FCA Complaint was unsealed and the plaintiff whistleblowers, who are two former employees of the Company, have proceeded without the DOJ’s and applicable States’ involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company’s generic prescription products sold in the U.S. in various bottle and cap packaging. The Company filed its response to the FCA Complaint on February 23, 2016 in the form of a motion to dismiss for failure to state a claim upon which relief can be granted. On March 26, 2017, the Court granted the Company’s motion to dismiss, dismissing the FCA Complaint and allowing the plaintiffs one more chance to refile this complaint in an attempt to plead sustainable allegations. On March 29, 2017, the plaintiffs filed their final amended FCA Complaint, which the Company intends to vigorously oppose and seek permanent dismissal of this amended FCA Complaint with prejudice.

Although the DOJ and applicable States have declined to intervene in the FCA Complaint filed by the plaintiffs, the parallel investigation by the CPSC under the CPSA and the PPPA was referred by the CPSC to the DOJ’s office in Washington, D.C. in April 2016, with the recommendation that the DOJ initiate a civil penalty action against the Company. The CPSC matter referred to the DOJ relates to five of the blister pack products. An unfavorable outcome in these matters could result in liabilities which could have a material adverse effect on the Company.

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

All defendants, including the Company, moved to dismiss the claims. On September 13, 2016, the Court denied these motions. However, the Sergeants case is stayed pending resolution of similar claims in another case in which the Company is not a party (JM Smith Corp. v. Actavis PLC). The parties in the JM Smith case have served the Company with subpoenas seeking specified documents, and the Company has produced documents in response to the subpoenas. The parties have also served the Company with subpoenas seeking deposition testimony.

Four other class action complaints, each containing similar allegations to the Sergeants complaint, have also been filed in the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

The Company believes that the likelihood of any liability that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision has been made in these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

44. Contingencies (continued)

Product and patent related matters (continued)

Class Action and Other Civil Litigation on Pricing/Reimbursement Matters

On December 30, 2015 and on February 4, 2016, respectively, a class action complaint and another complaint (not a class action) were filed against the Company and eighteen other pharmaceutical defendants in State Court in the Commonwealth of Pennsylvania. In these actions, the class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, the plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company’s generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets). The Company disputes these allegations and intends to vigorously defend against these allegations.

Further, on November 17, 2016, certain class action complaints were filed against the Company and a number of other pharmaceutical companies as defendants in the United States District Court for the Eastern District of Pennsylvania. These complaints allege that the Company and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets and divalproex sodium extended-release tablets in the United States. The Company denies any wrongdoing and intends to vigorously defend against these allegations.

The Company believes that the likelihood of any liability that may arise on account of any of these complaints is not probable. Accordingly, no provision has been made in these consolidated financial statements.

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion’s complaint. Accordingly, no provision was made in the consolidated financial statements of the Company.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the likelihood of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company along with the alleged polluting industries have challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

44. Contingencies (continued)

Environmental matters (continued)

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the “APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

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

Indirect taxes related matters

Distribution of input service tax credits

The Central Excise Authorities have issued various demand notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each such demand notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus penalties of Rs.102 and interest	The Company has filed an appeal before the CESTAT.
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest	The Company has filed an appeal before the CESTAT.
April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2013 to March 2014	Rs.69 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2014 to March 2015	Rs.108 plus interest and penalties	The Company has filed an appeal before the CESTAT.

The Company believes that the likelihood of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these consolidated financial statements as of March 31, 2017.

Value Added Tax (“VAT”) matter

The Company has received various demand notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company’s responsive actions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

44. Contingencies (continued)

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

The Company has recorded a provision of Rs.27 as of March 31, 2017, and believes that the likelihood of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Others

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.174. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2017.

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

After taking into account all of the available information and legal provisions, the Company has recorded Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of March 31, 2017, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 1, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of Rs.55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 1, 2012 to March 31, 2013.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and accordingly filed an appeal with the Income Tax Appellate Authorities. On April 28, 2017, the Income Tax Appellate Tribunal of Hyderabad issued a judgment in favor of the Company confirming the Company’s position.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.1,555. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and, accordingly, no provision is made in these consolidated financial statements as of March 31, 2017.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico’s Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.647 (MXN 187.4) and company has filed administrative appeals with SAT by challenging these disallowances. During February and March 2017, the Company received orders of the SAT confirming the said disallowance by disposing administrative appeals filed earlier. The Company disagrees with the SAT’s disallowance and filed an appeal with the Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) in March and April 2017. The Company believes that possibility of any liability that may arise on account of this litigation is not probable. Accordingly, no provision has been made in these consolidated financial statements as of March 31, 2017.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

44. Contingencies (continued)

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

45. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2017, 2016 and 2015:

	For the Year Ended March 31, 2017
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	10,515	Rs.	15,838	Rs.	4,716	Rs.	31,069
Depreciation and amortization		6,117		3,935		1,225		11,277

	For the Year Ended March 31, 2016
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	9,574	Rs.	16,641	Rs.	4,959	Rs.	31,174
Depreciation and amortization		5,241		3,933		1,076		10,250

	For the Year Ended March 31, 2015
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	9,469	Rs.	15,400	Rs.	4,098	Rs.	28,967
Depreciation and amortization		4,154		3,023		923		8,100

46. Subsequent events

None

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

47. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries, associates and joint ventures as of March 31, 2017:

Name of the subsidiaries	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%(3)
Aurigene Discovery Technologies Inc.	U.S.A.	100%(3)
Aurigene Discovery Technologies Limited	India	100%
beta Institut gemeinnützige GmbH	Germany	100%(8)
betapharm Arzneimittel GmbH	Germany	100%(8)
Cheminor Investments Limited	India	100%
Cheminor Employees Welfare Trust	India	Refer to footnote 18
Chienna B.V.(merged with Dr. Reddy’s Research and Development B.V.) from January 01, 2017)	Netherlands	100%(13)
Chirotech Technology Limited	United Kingdom	100%(5)
Dr. Reddy’s Research Foundation	India	Refer to footnote 18
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%(10)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100%(10)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100%(5)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100%(10)
Dr. Reddy’s Laboratories Inc.	U.S.A.	100%(10)
Dr. Reddy’s Laboratories International SA	Switzerland	100%(10)
Dr. Reddy’s Laboratories Japan KK	Japan	100%(10)
Dr. Reddy’s Laboratories Kazakhstan LLP (from November 30, 2016)	Kazakhstan	100%(10)
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100%(6)
Dr. Reddy’s Laboratories New York, Inc.	U.S.A.	100%(10)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories Tennessee, LLC	U.S.A.	100%(6)
Dr. Reddy’s Laboratories, LLC	Ukraine	100%(10)
Dr. Reddy’s New Zealand Limited.	New Zealand	100%(10)
Dr. Reddy’s Pharma SEZ Limited	India	100%
Dr. Reddy’s Singapore PTE Limited	Singapore	100%(10)
Dr. Reddy’s Srl	Italy	100%(11)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100%(10)
Dr. Reddy’s Laboratories SAS	Colombia	100%(10)
Dr. Reddy’s Research and Development B.V. (formerly Octoplus B.V.)	Netherlands	100%(12)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100%(10)
DRANU LLC	U.S.A.	50%(15)
DRES Energy Private Limited	India	26%(16)
DRL Impex Limited	India	100%(17)
DRSS Solar Power Private Limited	India	26%(16) (2)
Eurobridge Consulting B.V.	Netherlands	100%(1)
Idea2Enterprises (India) Pvt. Limited	India	100%
Imperial Credit Private Limited (from February 22, 2017)	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33%(4)
Lacock Holdings Limited	Cyprus	100%(10)
OctoPlus Development B.V. (merged into Dr. Reddy’s Research and Development B.V. from January 1, 2017)	Netherlands	100% (13)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

Name of the subsidiaries	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
OctoPlus PolyActive Sciences B.V. (merged into Dr. Reddy’s Research and Development B.V. from January 1, 2017)	Netherlands	100% (14)
OctoPlus Sciences B.V. (merged into Dr. Reddy’s Research and Development B.V. from January 1, 2017)	Netherlands	100% (13)
OctoPlus Technologies B.V. (merged into Dr. Reddy’s Research and Development B.V. from January 1, 2017)	Netherlands	100% (13)
OctoShare B.V. (merged into Dr. Reddy’s Research and Development B.V. from January 1, 2017)	Netherlands	100% (13)
OOO Dr. Reddy’s Laboratories Limited	Russia	100%(10)
OOO DRS LLC	Russia	100%(9)
Promius Pharma LLC	U.S.A.	100%(6)
Reddy Antilles N.V.	Netherlands	100%
Reddy Cheminor S.A. (until July 20, 2016)	France	100%(2)
Reddy Holding GmbH	Germany	100%(10)
Reddy Netherlands B.V.	Netherlands	100%(10)
Reddy Pharma Iberia SA	Spain	100%
Reddy Pharma Italia S.R.L.	Italy	100%(7)
Reddy Pharma SAS	France	100%(10)

(1)	Indirectly owned through Reddy Antilles N.V.
(2)	Entities liquidated during the year.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)

Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company’s financial statements.

(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.
(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through Eurobridge Consulting B.V.
(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia S.R.L.
(12)	Indirectly owned through Reddy Netherlands B.V.
(13)	Indirectly owned through Dr. Reddy’s Research and Development B.V.
(14)	Indirectly owned through OctoPlus Sciences B.V.
(15)	DRANU LLC is consolidated in accordance with guidance available in IFRS 10.
(16)	Accounted in accordance with IFRS 11 ‘Joint Arrangements’.
(17)	Indirectly owned through Idea2Enterprises (India) Pvt. Limited.
(18)	The Company does not have any equity interests in this entity, but has significant influence or control over it.

Item 19. EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes

1.1.	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(5)

1.2.	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)

1.3.	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)

1.4.	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(6)

1.5.	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

1.6.	Amended and Restated Articles of Association of the Registrant dated September 17, 2015.	(9)

2.1.	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)

2.2.	Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)

2.3.	Scheme of Arrangement between the Registrant and its members for issue of bonus debentures, including Notice of Meeting of Members to approve same dated April 29, 2010 and Explanatory Statement dated April 29, 2010.	(8)

2.4.	Debenture Trust Deed dated March 16, 2011 between the Registrant and IDBI Trusteeship Services Limited (regarding trustee services for our bonus debentures).	(8)

2.5.	Liquidity Facility Services Agreement dated April 2, 2011 between the Registrant and DSP Merrill Lynch Capital Limited (regarding liquidity facility for our bonus debentures).	(8)

2.6.	Asset Purchase Agreement between Teva Pharmaceutical Industries Ltd. and Dr. Reddy’s Laboratories S.A. dated as of June 10, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

2.7.	Asset Purchase Agreement between Watson Laboratories, Inc. and Dr. Reddy’s Laboratories S.A. dated as of June 10, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.1.	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)

4.2.	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)

4.3.	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006.	(4)

4.4.	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(7)

8.	List of subsidiaries, associates and joint ventures of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

99.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(6)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(7)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(8)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(9)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.

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

June 19, 2017