Form 20-F
period 2018-03-31
DR REDDYS LABORATORIES LTD
filed 2018-06-15
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2018

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

8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
American depositary shares, each	New York Stock Exchange
representing one equity share

Equity Shares*

*	Not for trading, but only in connection with the registration of American depositary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

165,910,907 Equity Shares

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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

 Yes ☐ No ☑

Currency of Presentation and Certain Defined Terms

In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, and references to “EUR” or “euros” are to the legal currency of the European Union. Our financial statements are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. These standards include International Accounting Standards, or “IAS”, and their interpretations issued by the International Financial Reporting Interpretations Committee, or “IFRIC”, or its predecessor, the Standing Interpretations Committee, or “SIC”. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.65.11, as published by Federal Reserve Board of Governors on March 30, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein.

Forward-Looking Statements

In addition to historical information, this annual report contains certain forward-looking statements within the meaning of section 27a of the securities act of 1933, as amended and section 21e of the securities exchange act of 1934, as amended (the “exchange act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	in our specialty medicines business: competition for our specialty products; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel; challenges associated with conducting business globally, including adverse effects of political or economic instability, major hostilities or terrorism; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

2

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; and

•	those discussed in the sections entitled “risk factors” and “operating and financial review and prospects” and elsewhere in this report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this annual report and in our periodic reports and other documents filed with and/or furnished to the securities and exchange commission (“sec”) from time to time.

3

4

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated income statement data for the years ended March 31, 2018, 2017, 2016, 2015 and 2014 and the selected consolidated statement of financial position data as of March 31, 2018, 2017, 2016, 2015 and 2014 have been prepared and presented in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements and related notes included elsewhere herein. The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

	For the year ended March 31,
	2018		2018		2017		2016		2015		2014
	(Rs. in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	2,181	Rs.	142,028	Rs.	140,809	Rs.	154,708	Rs.	148,189	Rs.	132,170
Cost of revenues		1,009		65,724		62,453		62,427		62,786		56,369
Gross profit		1,172		76,304		78,356		92,281		85,403		75,801
Selling, general and administrative expenses		720		46,910		46,372		45,702		42,585		38,783
Research and development expenses		281		18,265		19,551		17,834		17,449		12,402
Other (income)/expense, net		(12)		(788)		(1,065)		(874)		(917)		(1,416)
Results from operating activities		183		11,917		13,498		29,619		26,286		26,032
Finance (expense)/income, net		32		2,080		806		(2,708)		1,682		400
Share of profit of equity accounted investees, net of tax		5		344		349		229		195		174
Profit before tax		220		14,341		14,653		27,140		28,163		26,606
Tax expense		70		4,535		2,614		7,127		5,984		5,094
Profit for the year	U.S.$	151	Rs.	9,806		12,039		20,013		22,179		21,512
Attributable to:
Equity holders of the Company		151		9,806		12,039		20,013		22,179		21,515
Non-controlling interests		-		-		-		-		-		(3)
Profit for the year	U.S.$	151	Rs.	9,806	Rs.	12,039	Rs.	20,013	Rs.	22,179	Rs.	21,512
Earnings per share
Basic	U.S.$	0.91	Rs.	59.13	Rs.	72.24	Rs.	117.34	Rs.	130.22	Rs.	126.52
Diluted	U.S.$	0.91	Rs.	59.00	Rs.	72.09	Rs.	116.98	Rs.	129.75	Rs.	126.04
Weighted average number of equity shares used in computing earnings per equity share*
Basic				165,845,408		166,648,943		170,547,643		170,314,506		170,044,518
Diluted				166,185,552		166,997,675		171,072,780		170,933,433		170,695,017
Cash dividend per equity share**	U.S.$	0.31	Rs.	20	Rs.	20	Rs.	20	Rs.	18	Rs.	15

* Each ADR represents one equity share.

** Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2018		2018		2017		2016		2015		2014
	(Rs. in millions, U.S.$ in millions, except share data)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S.$	41	Rs.	2,638	Rs.	3,866	Rs.	4,921	Rs.	5,394	Rs.	8,451
Other investments (current and non-current)		321		20,879		19,507		37,022		37,076		25,083
Total assets		3,465		225,604		219,821		207,650		194,762		170,223
Total long term debt, excluding current portion		385		25,089		5,449		10,685		14,307		20,740
Total equity	U.S.$	1,942	Rs.	126,460	Rs.	124,044	Rs.	128,336	Rs.	111,302	Rs.	90,801
Number of shares outstanding				165,910,907		165,741,713		170,607,653		170,381,174		170,108,868

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2018 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.65.11, as published by the Federal Reserve Board of Governors on March 30, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

For the year ended March 31,	Period End	Average	High	Low
2014	60.00	60.35	68.80	53.65
2015	62.31	61.34	63.67	58.30
2016	66.25	65.58	68.84	61.99
2017	64.85	66.96	68.86	64.85
2018	65.11	64.48	65.71	63.38

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rates in the City of New York on business days of each month during such period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Month	High	Low
October 2017	65.48	64.70
November 2017	65.46	64.29
December 2017	64.57	63.83
January 2018	64.01	63.38
February 2018	65.20	63.93
March 2018	65.24	64.83

On June 8, 2018, the noon buying rate in the city of New York was Rs.67.56 per U.S. dollar.

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

Regulatory agencies may at any time reassess the safety and efficacy of our products based on new scientific knowledge or other factors. Such reassessments could result in the amendment or withdrawal of existing approvals to market our products, which in turn could result in a loss of revenue, and could serve as an inducement to bring lawsuits against us. In our biosimilars business, due to the intrinsic nature of biologics, our biosimilarity claims can always be contested by our competitors, the innovator company and/or the applicable regulators.

Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs. For example, in the years ended March 31, 2017 and 2018, we experienced delays in obtaining approvals from the U.S. Food and Drug Administration (“U.S. FDA”) for various generic and specialty products as anticipated, principally as a result of the warning letter referenced below.

Additionally, governmental authorities, including among others the U.S. FDA and the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. In recent years, a number of Indian generic pharmaceutical companies were issued import alerts and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of active pharmaceutical ingredients and formulations plants servicing the United States and other markets of our Global Generics business is based out of India. There has been an increasing trend by the U.S. FDA and governmental regulators in other developed countries towards Indian manufacturing site audits. While our quality practices and quality management systems are conducted in a manner designed to satisfy these types of audits, we cannot guarantee that our efforts will prevent adverse outcomes such as audit observations, corrective action requests, warning letters or import bans.

For example, in November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at three of our manufacturing facilities - two API manufacturing facilities and one injectable oncology formulations manufacturing facility in India. Refer to Item 4.A. “History and development of the company – Key business developments – Re-Audit of the warning letter impacted sites” for further details.

More generally, unless and until an issue raised in a warning letter from the U.S. FDA is resolved to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approvals of our new products and new drug applications, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against us. The delay in approvals due to moving to an alternate site or alternate vendor, or the cost incurred in connection with remedial actions, can have significant adverse impacts on our ongoing business, financial results and routine operations.

In recent years, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. We have been subject to increasing scrutiny of our manufacturing operations, and in previous years several of our facilities have been the subject of significant regulatory actions requiring substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. These regulatory actions also adversely affected our ability to supply various products worldwide and to obtain new product approvals at such facilities. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or of obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

Furthermore, we deal with numerous third party manufacturers and despite our oversight, any lapse in their quality practices and quality management systems could lead to similar adverse outcomes in the event of an audit.

If we or our third party suppliers fail to comply fully with applicable regulations or to take corrective actions that are mandated, then there could be a government-enforced shutdown of our production facilities or an import ban, which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers, or we could be subjected to government fines.

Further, while physicians may prescribe products for uses that are not described in the product labeling and that differ from those approved by the U.S. FDA or other similar regulatory authorities (an "off label" use), we are permitted to market our products only for the indications for which they have been approved. The U.S. FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses, and significant liability can be imposed on manufacturers found to be engaged in off-label marketing violations, including fines in the tens or hundreds of millions of dollars, as well as criminal sanctions. If some of our products are prescribed off label, regulatory authorities such as the U.S. FDA could take enforcement actions if they conclude that we or our distributors have engaged in off label marketing.

An increasing portion of our portfolio are “biologic” products. Unlike traditional “small-molecule” drugs, biologic drugs cannot be manufactured synthetically, but typically must be produced from living animal cells or micro-organisms. As a result, the production of biologic drugs that meet all quality and regulatory requirements is especially complex and is more susceptible to batch failures.

Typically, biological therapeutics face third party intellectual property rights, otherwise known as freedom to operate (“FTO”) issues, more than small molecule therapeutics because of the types of patents allowed by national patent offices. Further, our ability to successfully challenge third party patent rights is dependent on the laws of the applicable countries.

The regulatory requirements are still evolving in many markets where we sell or manufacture products, including our biosimilar products, and regulatory requirements may be unclear due to lack of precedents, among other reasons, which may lead to delays in product approvals or other sanctions. In the United States, the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products. While the U.S. FDA has issued guidelines, the regulatory policies in this area are still evolving. Further, while a number of legal challenges concerning the requirements of the abbreviated biosimilar pathway, patent exchange and other provisions of BPCIA have been adjudicated in U.S. courts, legal challenges concerning FTO, patent exchange and trade matters, among others, continue.

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

In our proprietary products business, many of our competitors have greater experience than we do in clinical testing, human clinical trials, obtaining regulatory approvals and in marketing and selling of brand, innovative and consumer-oriented products. They may be able to respond more quickly to new or emerging market preferences or to devote greater resources to the development and marketing of new products and/or technologies than we can. As a result, any products and/or innovations that we develop may become obsolete or non-competitive before we can recover the expenses incurred in connection with their development. In addition, for these product categories we need to emphasize to physicians, patients and third-party payors the benefits of our products relative to competing products that are often more familiar or otherwise better established. If competitors introduce new products or new variations on their existing products, our marketed products, even those protected by patents, may be replaced in the marketplace or we may be required to lower our prices.

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

The number of significant new generic products for which Hatch-Waxman exclusivity is available, and the size of those product opportunities, has decreased in recent years and may decrease in future years in comparison to those available in the past. Patent challenges have become more difficult in recent years. Additionally, we increasingly share the 180-day exclusivity period with other generic competitors, which diminishes the commercial value of the exclusivity. Also, as generic competition has increased in recent years, there has been a corresponding increase in multiple generic applicants sharing available 180-day exclusivity periods as well as strict enforcement by the U.S. FDA in its enforcement of the requirements for a first applicant’s eligibility for a 180-day exclusivity period, which reduces the economic benefit from being first-to-file for generic applications.

Further, in recent years the goals established under the Generic Drug User Fee Act, and increased funding of the U.S. FDA’s Office of Generic Drugs, have led to more and faster generic approvals, and consequently increased competition. The U.S. FDA has established new steps to enhance competition, promote access and lower drug prices and is approving record-breaking numbers of generic applications. While these improvements are expected to benefit our generic product pipeline, they will also benefit competitors that seek to launch products in established generic markets where we currently offer products.

Our generics business is also facing increasing competition from brand-name manufacturers who do not face any significant regulatory approvals or barriers to enter into the generics market. These brand-name companies sell generic versions of their products to the market directly or by acquiring or forming strategic alliances with our competitor generic pharmaceutical companies or by granting them rights to sell “authorized generics.” Moreover, brand-name companies continually seek new ways to delay the introduction of generic products and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, changing product claims and product labeling, or developing and marketing as over-the-counter products those branded products that are about to face generic competition, or pricing the branded product at a discount equivalent to generic pricing.

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

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2018, our ten largest customers accounted for 77% of our North America Global Generics segment’s revenues. We are exposed to a concentration of credit risk in respect of these customers. Drug wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation has resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. We expect this trend of increased pricing pressures to continue. Such pressures have reduced, and could continue to reduce, our revenue, margins and profitability.

Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, creates competition among pharmaceutical companies to have their products included in the formulary of those groups and enables those groups to extract price discounts on our products.

The traditional model for distribution of pharmaceutical products is also undergoing disruption as a result of the entry or potential entry of new competitors and significant mergers among key industry participants. For example, Amazon Inc. has recently made initial moves to develop a pharmaceutical distribution business. Also, the consolidation resulting from the merger between CVS Health and Aetna, along with Cigna’s proposed acquisition of Express Scripts, if consummated, is expected to create a vertically integrated organization with increased control over the physician and pharmacy networks and, ultimately, over which medicines are sold to patients. In addition, several major hospital systems in the United States and the U.S. Department of Veterans Affairs announced a plan to form a nonprofit company that will provide U.S. hospitals with a number of generic drugs. In January 2018, Amazon Inc., Berkshire Hathaway Inc. and JPMorgan Chase & Co., announced that they plan to join forces by forming an independent health care company for their combined one million U.S. employees. Initiatives like these are expected to further increase competition and enhance price erosion. These changes to the traditional supply chain could lead to our customers having increased negotiation leverage and to additional pricing pressure and price erosion.

If pharmaceutical companies are successful in limiting the use of generics through their legislative, regulatory and other efforts, sales of our generic products may be adversely impacted.

Many pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay or eliminate generic competition. These efforts have included:

•	pursuing new patents for existing products that may be granted just before the expiration of earlier patents, which could extend patent protection for additional years or otherwise delay the launch of generics;

•	introducing “next-generation” products prior to the expiration of market exclusivity for the generic product, which often materially reduces the demand for the generic product for which we seek regulatory approval;

•	obtaining extensions of market exclusivity by conducting clinical trials of brand drugs in pediatric populations;

•	selling the brand product as an authorized generic, either by the brand company directly or through a marketing partner;

•	using the Citizen Petition process to request amendments to U.S. FDA standards on testing bio-equivalence;

•	seeking changes to U.S. Pharmacopeia, an organization that publishes industry recognized compendia of drug standards;

•	attaching patent extension amendments to non-related federal legislation;

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs, which could have an impact on products that we are developing;

•	seeking patents on methods of manufacturing certain active pharmaceutical ingredients;

•	attempting to use the legislative and regulatory process to have drugs reclassified or rescheduled; and

•	entering into agreements with pharmacy benefit management companies that have the effect of blocking the dispensing of generic products.

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

These pressures are particularly strong given the persistently weak economic and financial environment in many countries and the increasing demand for healthcare resulting from the aging of the global population and associated increases in non-communicable diseases. These pressures are further compounded by consolidation among distributors, retailers, private insurers, managed care organizations and other private payors, which can increase their negotiating power. In addition, these pressures are augmented by intense publicity regarding the pricing of pharmaceuticals by our competitors, as well as government investigations and legal proceedings regarding pharmaceutical pricing practices. In many countries in which we currently operate, including India, pharmaceutical prices are subject to regulation. Our products continue to be subject to increasing price and reimbursement pressure that can limit the revenues we earn from our products in many countries due to, among other things:

•	the existence of government-imposed price controls, tender systems, mandatory discounts and rebates, and pricing transparency mandates;

•	removal of drugs from government reimbursement schemes (for example products determined to be less cost-effective than alternatives);

•	increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates;

•	increase in cost containment policies related to health expenses in the context of economic slowdown;

•	more demanding evaluation criteria applied by Health Technology Assessment (“HTA”) agencies when considering whether to cover new drugs at a certain price level; and

•	more governments using international reference pricing to set the price of drugs based on international comparisons.

We expect these efforts to continue as healthcare payors around the globe, in particular government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare.

In addition, there has been legislation and legislative proposals concerning drug prices and related issues, including the perceived need to bring more transparency to drug pricing, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs.

Opposition to free trade agreements and changes in trade policies of countries in which we operate could adversely affect the pricing and demand for our products.

Opposition to free trade agreements was an important component of the campaign platform of the new U.S. administration, and there are ongoing efforts to achieve that goal. For example, the United States recently withdrew from the Trans-Pacific Partnership (“TPP”) free trade agreement. Any such changes in free trade agreements could, among other things, interfere with free trade in goods, impose additional customs duties or tariffs, increase the costs and difficulties of international transactions and potentially disturb the international flow of goods and, in particular, trade between the United States and other countries, and thus may have a material adverse effect on our financial performance.

Any new tariffs or other changes in U.S. trade policy could trigger retaliatory actions by affected countries, potentially escalating and resulting in “trade wars”. For example, in March and April 2018, the U.S. government announced new tariffs on steel and aluminum from China, as well as more than 1,300 other Chinese exports. In response, the Chinese government announced that it would enact retaliatory tariffs on more than 100 American products. Trade policy changes or internal policy changes such as these can result in increased costs for goods, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or in increased costs to trading partners. If these consequences are realized, they may materially and adversely affect our sales and our business.

Our success depends on our ability to successfully develop and commercialize new pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully develop and commercialize additional products in our Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products segments. We must develop, test and manufacture generic products as well as prove that our generic products are bio-equivalent or biosimilar to their branded counterparts, either directly or in partnership with contract research organizations. The development and commercialization process, particularly with respect to proprietary products and biosimilars, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect or meet our standards of safety and efficacy. Necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Our approved products may not achieve expected levels of market acceptance.

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

From time to time we also acquire in-process research and development assets, which require significant resources and expenses to continue to develop, both through our own efforts and through collaborations. Because of the inherent risk associated with research and development efforts in our industry, including the high cost and uncertainty of conducting clinical trials (where required), such efforts may not result in the successful introduction of new pharmaceutical products approved by the relevant regulatory bodies.

For example, during the year ended March 31, 2017, we acquired eight Abbreviated New Drug Applications in the United States from Teva Pharmaceutical Industries Limited (“Teva”) and an affiliate of Allergan plc.  The consideration for such purchase was U.S.$350 million in cash at closing, which was funded through borrowings from certain institutional lenders. Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized.

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

Our business inherently exposes us to potential product liability claims, and the severity and timing of such claims are unpredictable. Notwithstanding pre-clinical and clinical trials conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory authorities, unanticipated side effects may become evident only when drugs are introduced into the marketplace. Due to this fact, our customers and participants in clinical trials may bring lawsuits against us for alleged product defects. In other instances, third parties may perform analyses of published clinical trial results which raise questions regarding the safety of pharmaceutical products, and which may be publicized by the media. Even if such reports are inaccurate or misleading, in whole or in part, they may nonetheless result in claims against us for alleged product defects.

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

Following the United States Supreme Court’s June 2013 ruling in Mutual Pharmaceutical Co. v. Bartlett upholding such preemption and immunity of generic manufacturers, the U.S. FDA had proposed a new rule in November 2013 that would have allowed generic manufacturers to independently update product labeling through the CBE supplement process. If the U.S. FDA’s proposed new rule was adopted, it may have eliminated this preemption and increased our potential exposure to lawsuits relating to product safety, side effects and warnings on labels. This new potential exposure to lawsuits would also have increased the risk that, in the future, we would not be able to obtain the type and amount of insurance coverage we desire at an acceptable price and self-insurance may become the sole commercially reasonable means available for managing the product liability risks of our business. After twice delaying publication of a final rule, the U.S. FDA withdrew its proposed rule during 2017.

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

We handle dangerous materials including explosive, toxic and combustible materials. If improperly handled or subjected to the wrong conditions, these materials could hurt our employees, cause damage to our properties and harm the environment. Also, increases in business and operations in our plants, and the consequent hiring of new employees, can pose increased safety hazards. Such hazards need to be addressed through training, industrial hygiene assessments and other safety measures and, if not carried out, can lead to industrial accidents. Any of the foregoing could subject us to significant litigation or adversely impact our other litigation matters then outstanding, which could lower our profits in the event we were found liable, and could also adversely impact our reputation.

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

We expect to derive an increasing portion of our sales from regions such as Latin America, Russia and other countries of the former Soviet Union, Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political and economic instability. For example, as a result of severe political instability and conflict in Ukraine, the United States and the European Union have imposed sanctions on certain individuals and companies in Ukraine and Russia, including sanctions targeted at the Crimea region of Ukraine which was annexed by Russia. Political instability in the region, combined with low worldwide oil prices, resulted in significant devaluation of the Russian rouble. In addition, the Ukrainian hryvnia experienced significant devaluation in 2014 and 2015 and the Venezuelan bolivar experienced significant devaluation beginning in 2013 and continuing through 2018.

Furthermore, the currencies of certain other markets in which we operate (such as South African rands, Brazilian reals, Colombian pesos and Kazakhstan tenges) have undergone significant currency volatility in 2015 and 2016. Some of these are new markets that we have recently entered, and we may decide to enter other new markets in the future and thus may face additional risks arising out of political and economic instability.

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

On June 23, 2016, the United Kingdom (“U.K.”) held a remain-or-leave referendum on its membership within the European Union (“EU”), the outcome of which was a decision for the U.K. to exit from the EU (the “Brexit”) effective as of March 29, 2019. A process of negotiation will likely determine the future terms of the U.K.’s relationship with the EU, as well as whether the U.K. will be able to continue to benefit from the EU’s free trade and similar arrangements. As pharmaceutical legislation in the U.K. is largely derived from the EU law and relies on mutual recognition of decision making, implementation of a number of practical steps is required before the U.K. exits the EU. Until the Brexit negotiation process is completed, it is difficult to anticipate the potential impact on our operations. As the process of Brexit evolves, we will continue to assess its impact on us.

In addition, following the Brexit vote in the U.K., the EU has decided to move the headquarters of the EU's health authority, the EMA, from the U.K. to the Netherlands by March 2019. It is expected that a significant percentage of the current employees of the EMA will decide not to make the move to the Netherlands. This raises the possibility that new drug approvals in the EU could be delayed as a result.

We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. These laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Our policies mandate compliance with these anti-bribery laws, which often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply may also result in reputational damages.

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

If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the non-compliance of these third parties under applicable laws and regulations, including the U.S. Foreign Corrupt Practices Act. Compliance with the U.S. Foreign Corrupt Practices Act and other anti-bribery laws has been subject to increasing focus and activity by regulatory authorities in recent years. We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities.

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

Our risk profile for our Proprietary Products segment is lower than the comparable risk profile of companies working with completely novel entities. Nevertheless, the risk that the businesses in this segment face is higher than that of the Generics business due to several factors outlined below.

Market penetration requires successful commercial positioning in relation not only to past therapies but also new competitors. All of the therapeutic areas in which we compete have many active competitors, each vying for market share in similar indications with products that may have some similar attributes. As such, success in our Proprietary Products segment requires the ability to strategically differentiate our offerings from those of our competitors, which often requires time and investment in additional clinical Health Economics and Outcomes Research (“HEOR”) studies and Real World Evidence (“RWE”) studies, and brings with it the typical uncertainty of outcome that faces many clinical studies. An additional emerging challenge is access to physicians, who can explicitly refuse to see our sales representatives, and new approaches need to be found to provide them with the information required in order to make informed and appropriate prescription decisions. Further, as payors demand more evidence of economic benefit via additional post-marketing studies, gaining favorable coverage is becoming a hurdle. While the impact of these challenges is currently limited, they could potentially become significant in the future.

Even if we are able to successfully differentiate our products, favorable unrestricted reimbursement from payors for our products is necessary in order to compete effectively. Typically, a managed care plan relies on a committee comprised of physicians and other decision makers and influencers to decide which drugs will appear on its formulary. The randomized clinical trial data generated to obtain U.S. FDA approval will no longer be sufficient to gain a favorable access decision. Without our products having a reasonable position on the formulary of managed care plans, patients will not be able to obtain access to our products and physicians become less likely to prescribe our products. Furthermore, even after we contract for access on managed care formularies, we often have to provide additional point-of-sale discounts to patients in order to make their out-of-pocket payments affordable. This has been exacerbated by the growing proliferation of high deductible health plans in the U.S., as employers transfer a greater share of healthcare costs to their employees. All of these are necessary in this business segment, in addition to the aggressive rebates, as all managed care plans attempt to aggressively direct their patients towards generic medicines due to their lack of belief in differentiation or overall cost improvement. Therefore, without heavy investments and new generation of addition clinical data, HEOR and RWE to address the skepticism of meaningful differentiation, our products will not obtain favorable coverage.

Additionally, because the Specialty business of our Proprietary Products segment works primarily with known active molecules, there remains a risk that these product are easier to engineer around than products possessing composition of matter patents. Although we strive to create a robust intellectual property ring fence around these assets, the products in our U.S. Specialty business portfolio may nonetheless enjoy fewer years of exclusivity than traditional innovative products.

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

A significant portion of our revenues are in currencies other than the Indian rupee, especially in the U.S. dollar, the Euro, the Russian rouble, and the U.K. pound sterling, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these other currencies, our revenues measured in Indian rupees may decrease and our financial performance may be adversely impacted. This also exposes us to additional risks in the event of devaluations, hyperinflation or restrictions on the conversion of foreign currencies, such as the devaluation of the Venezuelan bolivar beginning in 2013 and continuing through 2018.

Further, we may also be exposed to credit risks in some of the emerging markets from our customers on account of adverse economic conditions.

We use derivative financial instruments to manage some of our net exposure to currency exchange rate fluctuations in certain key foreign currencies. We do not use derivative financial instruments or other hedging techniques to cover all of our potential exposure.

Our success depends on our ability to retain and attract qualified personnel and, if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop our business.

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

Our business is dependent upon increasingly complex and interdependent information technology systems, including Internet-based systems, to support our business processes as well as internal and external communications. In addition, our businesses and operating models increasingly depend on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion, computer viruses and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot be assured that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data. Any such disruption may result in the loss, theft or unauthorized disclosure of key information and/or disruption of production and business processes, which could materially and adversely affect our business.

In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others that may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such breaches of security could result in reputational damage and could otherwise have a material adverse effect on our business, financial condition and results of operations. Further, increasing use of information technology (“IT”) systems in manufacturing processes would require us to manage issues arising out of human error and/or sabotage.

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

We are subject to data privacy and security laws and regulations in many different jurisdictions and countries where we do business, and our or our partners’ failure to comply could result in fines, penalties, reputational damage, and could impact the way we operate our business.

We are subject to laws and regulations governing the collection, use and transmission of health information, including personal data. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business. For example, the European Union’s General Data Protection Regulation (“GDPR”) that became fully effective in May 2018, requires Companies to satisfy new requirements regarding the handling of personal and sensitive data and includes significant new penalties for non-compliance, with fines up to the higher of EUR 20 million or 4% of total annual worldwide revenue.

Other countries in which we do business have, or are developing, laws governing the collection, use and transmission of personal information as well that may affect our business or require us to adapt our technologies or practices. Some countries, including India, are considering legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements.

These and similar initiatives could increase the cost of developing, implementing or maintaining our IT systems and require us to allocate more resources to compliance initiatives thereby increasing our costs. In addition, a failure by us, or our third-party vendors, to comply with applicable data privacy and security laws could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on the way we operate our business, our financial condition and results of operations.

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

Changes in tax regulations of the countries we operate in may increase our tax liabilities and thus adversely affect our financial results.

Currently, we are entitled to various tax benefits and exemptions under Indian tax laws, such as tax benefits on research and development spending and exemptions applicable to income derived from manufacturing facilities located in certain tax exempted zones. Any changes in these laws or their application may increase our tax liability and thus adversely affect our financial results.

For instance, presently under Indian tax laws, weighted deduction on research and development activities is available at 150% which will be reduced to 100% commencing April 1, 2020. Further, Special Economic Zone (“SEZ”) units commencing manufacture or production of article and things after April 1, 2020 will not be eligible for SEZ tax deductions currently available.

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

Effective July 1, 2017, a Goods and Services Tax (“GST”) was introduced in India, replacing various taxes such as central excise duty, service tax, octroi, value added tax, sales tax and entry tax, thus avoiding the multiple layers of taxation that had previously existed in India. The GST rate applicable to finished dosages is generally 12%, whereas API are subject to a GST rate of 18%. Taxing finished dosages at lower rates than API reduces the competitiveness of domestically manufactured finished dosages as compared to imported finished dosages - sometimes referred to as an “inverted duty structure”. Relevant procedures have been prescribed in the GST legislation relating to tax credits allowing for refunds to offset the adverse impact of such inverted duty structure. Accumulation of tax credits is likely to persist at any point of time owing to the lag between the time the tax credit arises and the time that the refund is received.

Further, the effective rate of dividend distribution tax (“DDT”) has been increased several times since 2013. Effective April 1, 2018, the effective rate of DDT increased from 20.3576% to 20.5553%.

In December 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). The TCJA makes broad and complex changes to the U.S. Internal Revenue Code, including, but not limited to, reducing the U.S. federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017. The TCJA also puts in place new tax laws that may impact our taxable income for tax years beginning after December 31, 2017, which include, but are not limited to (i) expanded limitations on the deductibility of interest, (ii) immediate expensing of capital expenditures, (iii) the migration from a “worldwide” system of taxation to a territorial system, (iv) the creation of an anti-base erosion minimum tax system; and (v) the modification or repeal of many business deductions and credits.

Changes in tax regimes in countries other than India, such as the TCJA, could result in a material impact on our cash tax liabilities and tax charges, resulting in either an increase or a reduction in financial results depending upon the nature of the change.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on our intercompany arrangements, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in numerous countries and our failure to comply with the local and municipal tax regimes may result in additional taxes, penalties and enforcement actions from such authorities. Although our intercompany arrangements are based on accepted tax standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in such jurisdictions, which may increase our tax liabilities and could have a material adverse effect on the results of our operations. Further, the base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) contemplates changes to numerous international tax principles. Various countries have incorporated such tax principles into their domestic legislations by way of enactment. These enactments are significant in nature and require compliance on a regular basis. Although we will continue to adhere to such compliance, significant uncertainties remain as to the outcome of these efforts.

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

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 26.76% of our issued shares as at March 31, 2018. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a substantial portion of our total revenues for the year ended March 31, 2018 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

We may be subjected to additional compliance and litigation risks as a result of introduction of the Companies Act, 2013 in India and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

As a company that is incorporated in India, we are governed by the rules and regulations covered under the Indian Companies Act, 1956. Significant amendments to the Companies Act were adopted in 2013 and 2014 and a majority of the provisions of the new Act (called the “Companies Act, 2013") were implemented beginning in April, 2014. Some of the significant changes were in the areas of board and governance processes, boardroom responsibilities, disclosures, compulsory corporate social responsibility, audit matters, initiation of class action suits by shareholders or depositors, fraud reporting and whistle-blower mechanisms.

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

However, certain provisions of the Companies Act, 2013 and the new Listing Regulations provisions are subject to varying interpretations and their application in practice may evolve over time as additional guidance is provided by regulatory and governing bodies. Further, the Companies Act, 2013, the rules made thereunder and the new Listing Regulations are subject to various ongoing changes. In 2017, certain amendments to the Companies Act, 2013 were implemented through the Companies (Amendment) Act, 2017 in the areas of related party transactions, financial reporting, audit and auditors, board matters and others. Certain of such amendments are yet to be effective.

This may result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions.

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

Due to various macro-economic factors, the rate of inflation has recently been volatile in India. If the inflation rises, we may not be able to pass these inflationary costs on to our customers by increasing the price we charge for our products.

Stringent labor laws may adversely affect our ability to have flexible human resource policies; labor union problems could negatively affect our production capacity and overall profitability.

Labor laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. Approximately 4% of our employees belong to a number of different labor unions. If we experience problems with our labor unions, our production capacity and may adversely affect our results and operations.

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

The persistently weak global economic and financial environment in many other countries, particularly emerging market countries, and increasing political and social instability could have a material adverse effect on our business and the price and liquidity of our shares and our ADSs.

Many of the world's largest economies and financial institutions continue to be impacted by a weak ongoing global economic and financial environment, with some continuing to face financial difficulty, liquidity problems and limited availability of credit. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. In addition, these issues may be further impacted by the difficult conditions existing in parts of the Middle East, anti-immigrant activities, social unrest and fears of terrorism that have followed in many countries.

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

Key business developments:

Re-Audit of the Warning letter impacted sites

The U.S. FDA issued a warning letter dated November 5, 2015 (the “Warning Letter”) relating to current Good Manufacturing Practice (“cGMP”) deviations at our active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as those at our oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the Warning Letter emanated from Form 483 observations that followed inspections of these three sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively. Pending resolution of the issues identified in the Warning Letter, the U.S. FDA withheld approval of new products from these facilities.

Subsequent to the issuance of the Warning Letter, we promptly instituted corrective actions and preventive actions and submitted a comprehensive response to the Warning Letter to the U.S. FDA, followed by periodic written updates and in-person meetings with the U.S. FDA. Moreover, to minimize the business impact, we transferred certain key products to alternate manufacturing facilities.

The U.S. FDA subsequently re-inspected these facilities between February and April 2017. The outcome of these inspections were as follows:

•	API facility at Miryalaguda: The U.S. FDA raised three observations in the areas of older methods of validation, improvements in instrument calibrations and adherence to United States Pharmacopeia (“USP”) test methods. Subsequently, in June 2017, the U.S. FDA issued an Establishment Inspection Report (“EIR”) indicating successful closure of audit of this facility.

•	API facility at Srikakulam: The U.S. FDA raised two observations in the areas of high performance liquid chromatography (“HPLC”) maintenance, and the management of soft copies of chromatograms. In February 2018, the U.S. FDA issued an EIR for this facility indicating that its inspection status remains unchanged.

•	Oncology formulation facility at Duvvada: The U.S. FDA raised thirteen observations in the areas of investigations, batch production records, document controls, general computer systems and environmental monitoring. In November 2017, the U.S. FDA issued an EIR for this facility indicating that its inspection status remains unchanged.

Global corrective actions, as well as some specific actions, have already been implemented. Additionally, a detailed response was submitted to the U.S. FDA which included root cause, corrective actions and preventive actions and impact assessment. We remain fully committed to following high standards of quality and strive towards further strengthening of our quality management systems and processes for sustainability. Our plans to enhance our quality management systems and operations include improvements in rigor of investigations and document control systems, standardization of instrument calibrations, strengthening controls with respect to information technology, strengthening shop floor training programs, and simplifying and standardizing standard operating procedures and batch records at the shop floor.

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

Asset purchase agreement with Teva Pharmaceutical Industries Ltd

Refer to Note 33 of our consolidated financial statements.

Principal capital expenditures:

During the years ended March 31, 2018, 2017 and 2016, we invested Rs.8,894 million, Rs.12,234 million and Rs.11,933 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2018, we also had contractual commitments of Rs.3,788 million for capital expenditures. These commitments included Rs.3,516 million to be spent in India and Rs.272 million in other countries. We currently intend to finance our additional capital expansion plans entirely through our operating cash flows and through cash and other investments.

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

Our business strategy and operating priorities strive to fulfill these promises. They are carefully chosen to enable us to deliver the maximum positive impact on the lives of patients around the world. The key elements of our business strategy for achieving these promises include the following:

Strengths in science and technology

Our strengths in science and technology range from synthetic organic chemistry, formulation development, biologics development to small molecule based drug discovery. Such expertise enables us to deliver first-to-market, difficult-to-make products with an industry leading intellectual property and technology leveraged product portfolio.

Product Offerings

Global Generics: Through our branded and unbranded drug products, we aim to offer affordable alternatives to highly-priced innovator brands, both directly and through key partnerships.

•	Branded Generics: We seek to have a portfolio that is strongly focused on delivering first-to-market, differentiated products to doctors and patients. Many of our brands hold significant market shares in the molecule and therapy areas where they are present. We have also entered into strategic partnerships with third parties to sell our products in markets where we have not established our own sales and distribution operations.

•	Unbranded Generics: We aim to ensure that our development capabilities remain strong and enable us to deliver products that are first to market, tough-to-make and technologically challenging.

•	Biologics: Our biologics business seeks to accelerate access to biosimilar products globally through process development and relevant clinical research. We were the first company to launch a biosimilar version of rituximab in 2007, and have launched 4 biosimilar products in India and other key markets.

Our vertical integration and process innovation helps to ensure that quality products are available to patients in need at all times.

Pharmaceutical Services and Active Ingredients: Our PSAI segment is comprised of our API business and our Custom Pharmaceutical Services (“CPS”) business. Through our API and CPS businesses, we aim to offer technologically advanced product lines and niche product services through partnerships internally and externally.

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

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2018, 2017 and 2016, respectively:

	For the year ended March 31,
Segment	2018					2017			2016
	(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$	1,751	Rs.	114,014	80%	Rs.	115,409	82%	Rs.	128,062	83%
PSAI		338		21,992	16%		21,277	15%		22,379	14%
Proprietary Products		65		4,245	3%		2,363	2%		2,659	2%
Others		27		1,777	1%		1,760	1%		1,608	1%
Total Revenue	U.S.$	2,181	Rs.	142,028	100%	Rs.	140,809	100%	Rs.	154,708	100%

Revenues by country and by therapeutic area for the years ended March 31, 2018, 2017 and 2016 are discussed in Note 5 to our consolidated financial statements.

Global Generics Segment

Our Global Generics segment’s revenues were Rs.114,014 million for the year ended March 31, 2018, as compared to Rs.115,409 million for the year ended March 31, 2017. The decline is largely attributable to this segment’s operations in the United States, where price erosion of certain of our existing products has reduced our revenues.

The production processes for finished dosages of generics are similar, to a certain extent, regardless of whether the finished dosages are to be marketed to highly regulated or less regulated markets. In many cases, the processes share common and interchangeable facilities and employee bases, and use similar raw materials. However, differences remain between highly regulated and less regulated markets in terms of manufacturing, packaging and labeling requirements and the intensity of regulatory oversight, as well as the complexity of patent regimes.

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

India

During the year ended March 31, 2018, India accounted for 20% of our total Global Generics segment sales. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, pain management and oncology. We are also increasing our presence in the niche areas of dermatology, urology and nephrology.

As of March 31, 2018, we had a total of 292 branded products in India. Our top ten branded products together accounted for 28% of our revenues in India in the year ended March 31, 2018. According to IMS Health, a provider of market research to the pharmaceutical industry, in its moving annual total report for the twelve month period ended March 31, 2018, our secondary sales in India grew by 1.8%. In comparison, the Indian pharmaceutical market experienced growth of 6.3% during such period. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the period from January 2018 to February 2018, ranked us 11th in terms of the number of prescriptions generated in India during such period.

Sales, marketing and distribution network

We generate demand for our products through our 5,680 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

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

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 16th largest pharmaceutical company in India, with a market share of 2.2%, according to IMS Health in its moving annual total report for the twelve month period ended March 31, 2018.

Our competitors in the Indian market include Cipla Limited, GlaxoSmithKline Pharmaceuticals Limited, Zydus Cadila Healthcare Limited, Sun Pharmaceutical Industries Limited, Piramal Enterprises Limited, Alkem Limited, Mankind Pharma Limited, Pfizer Limited, Abbott India, Lupin Limited, Aristo Pharma Limited, Intas Pharmaceuticals Limited, Sanofi India Limited and Emcure Pharmaceuticals Limited.

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

During the year ended March 31, 2013, the Department of Pharmaceuticals under the ministry of Chemicals and Fertilizers of the Government of India proposed the National Pharmaceuticals Pricing Policy, 2012, a revised national Pharmaceutical Pricing policy to apply price controls to 348 drugs listed in National List of Essential Medicines. Some of our formulation products were subject to these price controls. The National List of Essential Medicines, as revised in 2016, now contains 376 drugs.

On June 30, 2017, the NPPA announced revisions of the maximum prices for various products scheduled in the National List of Essential Medicines on account of the GST implementation in India. This was followed by an announcement on April 2, 2018 of an increase in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

On March 12, 2016, the Department of Health and Family Welfare under the Ministry of Health and Family Welfare of the Government of India banned 344 fixed dose combination drugs (i.e., two or more active drugs combined in a fixed ratio into a single dosage). A number of pharmaceutical companies, including us, filed a writ petition before the Delhi High Court challenging the ban. The Delhi High Court initially granted an interim stay on the ban notification and on December 1, 2016, it overturned the government imposed ban on the 344 fixed dosage combinations. Subsequently, the Government of India filed an appeal of the decision in the Supreme Court of India. In December 2017, the Supreme Court of India referred the issue to the government’s expert body, the Drugs Technical Advisory Board (“DTAB”), for a fresh review of safety, efficacy and therapeutic justification of the drugs before recommending action. Currently, the DTAB is in the process of examination. In the event that this ban becomes effective, it could adversely impact our revenues.

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union

Russia

Russia accounted for 11% of our Global Generics segment’s revenues in the year ended March 31, 2018. IMS Health ranked us 18th in sales in Russia, with a market share of 1.5% for the twelve months ended March 31, 2018.

According to IMS Health, as per its moving annual total report for the twelve months ended March 31, 2018, our sales value growth was 3.0% and our sales volume decreased by 1.5% for such period, as compared to the Russian pharmaceutical market value growth of 3.3% and sales volume decrease of 2.1% for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top five brands, Nise, Omez, Ketorol, Ibuclin and Cetrine, accounted for 56% of our Global Generics segment’s revenues in Russia for the year ended March 31, 2018. Omez (an anti-ulcerant product), Nise and Ketorol (both pain management products), Cetrine (a respiratory product) and Ibuclin (pain management product) were ranked as the 59th, 21st, 160th, 189th and 230th best-selling formulation brands, respectively, in the Russian market by IMS Health in its moving retail segment report for the twelve months ended March 31, 2018.

Our strategy in Russia is to focus on the gastro-intestinal, pain management, anti-infectives, respiratory, oncology and cardiovascular therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales. Nise, Omez, Ketorol, Cetrine, Ibuclin, Novigan, Plagril, Razo, Levolet and Ciprolet continue to be brand leaders in their respective categories, as reported by IMS Health in its moving report for the twelve months ended March 31, 2018.

Our Global Generics segment’s revenues in Russia increased by 4% (in Russian rouble absolute currency terms) during the year ended March 31, 2018, which was driven by increased marketing and pharmacy chain activities for over-the-counter medicines. Such revenues, measured in Indian rupees, increased by 9% as compared to the year ended March 31, 2017.

Other Countries of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2018, revenues from these countries accounted for 4% of our total Global Generics segment’s revenues.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russian prescription division is driven by a team of 308 medical representatives and 42 managers to detail our products to doctors in 77 cities in Russia.

Our Russian over-the-counter (“OTC”) division has 212 medical representatives and 30 managers and is focused on establishing a network of relationships with key pharmacy chains and individual pharmacies. Our Russian hospital division has 40 hospital specialists and 18 key account managers, and is focused on expanding our presence in hospitals and institutes.

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

Competition

Our principal competitors in the Russian market include Gedeon Richter RUS (an affiliate of Gedeon Ritcher PLC), Krka Pharma Limited, Teva, Lek-Sandoz Pharmaceuticals (an affiliate of Novartis Pharma A.G.), Zao Ranbaxy (an affiliate of Ranbaxy Laboratories Limited), Nycomed International Management GmbH and Zentiva N.V. (an affiliate of Sanofi-Aventis S.A.).

Government regulations

Healthcare system development in Russia

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

The Russian government approved the State Program for Healthcare System Development on December 26, 2017. The objectives of this program are increasing life expectancy at birth, reducing mortality of the working-age population, reducing mortality from circulatory diseases and tumors (including malignant ones) and raising medical care quality satisfaction.

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

In 2017, a draft of “Rules for State registration and re-registration of the maximum ex-works manufacturer prices of medicines included in EDL” was published by the Russian Ministry of Health. However, there remains ambiguity on the final form of the document or implementation period and we are in the process of evaluating the impact of these changes on our operations even as we await further clarity on this draft law.

State Regulation of Prices for Vital and Essential Medicines

Russia’s Federal Law No. 34-FZ dated March 8, 2015 amended the Federal Law 61-FZ “On Circulation of Medicines”. The amendments created new rules for the registration, manufacture and quality control of medicines, including new rules for the calculation and registration of the maximum retail prices of vital and essential medicines established by the ZhNVLS (the “EDL”).

Calculation of the maximum sale price for medicines included in the EDL list is determined by the Government of the Russian Federation taking into account a variety of economic and/or social criteria. The updated EDL lists for 2018, approved by the Decree of the Government No. 2323-p dated October 23, 2017, became effective from January 1, 2018. These lists include the list of drugs for provision to specific groups of citizens, medicines prescribed by a decision of a medical commission of medical organizations, medical supplies from the 7 Nosologies program list (which covers expensive treatments for patients with certain severe chronic diseases), as well as the minimum range of medicines required for medical aid.

Restrictions on access of foreign drugs

In 2015, the Russian Government enacted the Priority Action Plan for sustainable economic and social stability development and regulation No. 128. This plan and regulation affects medicines included in the EDL, and some of their key terms that have impacted the pharmaceutical industry are (i) supporting import substitution; (ii) optimizing budget costs and reducing inefficient expenses; and (iii) restrictions on access of foreign drugs to state procurement tenders, if two or more locally manufactured drugs participate in the relevant tender.

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

At the end of 2013, the State Duma (i.e., the lower chamber of the Russian parliament) adopted a series of amendments to various healthcare related laws. Among other things, the “Law on Medicines" was amended to add regulations restricting interactions between medical product representatives with medical professionals in connection with events sponsored by medical product companies. Under these regulations, in the event that medical product companies wish to sponsor certain scientific, medical education or similar events, they are required to disclose the date, place and time of the event and the plans, programs and agendas for discussion. Disclosure is to be made by publishing appropriate information on their official websites not later than two months before the indicated events, and the same information shall also be sent to Russia’s Federal Healthcare Service (Roszdravnadzor).

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

Russia signed the agreement on a common market for medicines within the Eurasian Economic Union

The Eurasian Economic Union (“EEU”), whose member states are Russia, Belarus, Kazakhstan, Armenia, and Kyrgyzstan, officially started functioning on January 1, 2015. Among other things, the member states of the EEU signed an international agreement establishing common principles and rules of functioning of the market for medicines within the EEU. According to the agreement, the market authorization for a particular medicine received in one EEU member state will be valid throughout the whole EEU territory. On May 6, 2017, the agreement was ratified by the EEU countries. Manufacturers of the EEU countries will be able to apply for re-registration of medicines under common procedures and reduce administrative costs. All medicines registered under the national regulations of the individual EEU member states on or before to December 31, 2020 shall be re-registered under the regulations of the EEU common market on or before December 31, 2025.

Russian GMP required for medicines registration

Effective January 1, 2016, foreign medicinal products (i.e., manufactured outside of Russia) became subject to the following requirements:

-	for the initial state registration of a foreign medicinal product, it is required to present a statement of conformity of the manufacture thereof to Russian GMP standards issued by a Russian authority; and

-	for re-registration of a foreign medicinal product, it was sufficient to present a certificate of GMP compliance (obtained in the country of origin) to the applicable GMP standards in the country of origin, issued by the relevant foreign authority with a certified Russian translation. However, effective January 1, 2017, re-registrations of a foreign medicinal product also are subject to the requirement to present a document regarding conformity to Russian GMP standards issued by a Russian authority.

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

Marketing application holders for medicinal products are required to file registration information for the track-and-trace system with the Russian governing body by January 1, 2019. The provisions on manufacturers’ obligations to label the package with the identification marks, to submit the data to the monitoring system as well as the terms governing liability for non-compliance will become effective starting January 1, 2020.

Medicines promo and sales

In December 2017, the Russian State Duma Committee on Health approved the draft law on “On Amendments to Certain Legislative Acts of the Russian Federation regarding Remote Retail Trade of Pharmaceuticals”, which regulates online retail sales of pharmaceuticals. Under the draft, a pharmacy (including a veterinarian pharmacy) may sell via the internet only OTC pharmaceuticals and only if a valid pharmaceutical license is held. Online sales of prescription drugs is prohibited, and websites breaching this requirement shall be banned.

Further, the Russian Ministry of Industry and Trade posted the draft law “On Amendments to Certain Legislative Acts of the Russian Federation regarding Sale of Medicines by Retail Trade Organizations” for public discussion. As per the draft, retailers will have to obtain a pharmaceutical license to be able to sell OTC drugs in stores and supermarkets.

Political Instability

There has been severe political instability in Ukraine following civilian riots and political unrest which began in November 2013, destabilization of the Ukrainian President’s office in February 2014, and subsequent military action in the destabilized country operating under a temporary government.

As a result of ongoing conflict in the region, the United States and the European Union have imposed sanctions on certain designated individuals and companies in Ukraine and Russia. These sanctions were targeted at persons threatening the peace and security of Ukraine, senior officials of the Government of the Russian Federation and the energy, defense and financial services sectors of Russia, but they have had macroeconomic consequences beyond those persons and industries. In December 2014, the United States imposed further sanctions aimed at blocking new investments in the Crimea region of Ukraine which was annexed by Russia, and blocking trade between the United States or U.S. persons and Crimea. These sanctions also authorized the United States government to impose sanctions on any U.S. persons determined to be operating in the Crimea region of Ukraine, subject to certain authorizations for the export and re-export of certain agricultural commodities, medicine, medical supplies, and replacement parts to Crimea.

Political instability in the region has led to significant devaluation of the Russian rouble. In addition, the Ukrainian hryvnia experienced significant devaluation in 2014 and 2015. The possibility of additional sanctions implemented by the United States and/or the European Union against Russia or vice versa, continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region may result in serious economic challenges in Ukraine, Russia and the surrounding areas.

Among our operations, we are engaged in sales, distribution and marketing of pharmaceutical products in Russia and Ukraine, including the Crimea region, all through non-U.S. entities that sell to distributors. Our sales in Russia and Ukraine are not to any of the individuals, companies or sectors designated by the current sanctions, and our sales in the Crimea region accounted for approximately 0.1% of our total revenues for the year ended March 31, 2018. We do not believe that our business in Russia, Ukraine or the Crimea region violates any of the current sanctions. However, relevant regulators could take a view that is different from ours on this issue. We continue to monitor our subsidiaries’ activities in light of the restrictions imposed by these and any future sanctions.

North America (the United States and Canada)

During the year ended March 31, 2018, North America (the United States and Canada) accounted for 53% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA or Health Canada, as applicable, standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

Generic drugs may be manufactured and marketed only if relevant patents on their brand name equivalents and any additional government-mandated market exclusivity periods have expired, been challenged and invalidated, or otherwise validly circumvented. Generic pharmaceutical companies sometimes conduct “at-risk launches”, in which sales of the product are launched prior to resolution of a patent challenge.

Generic pharmaceutical sales increased significantly in the last decade, primarily due to an increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalent of brand name drugs, substantial cost savings and an encouragement by governments through passage of legislation permitting generic drug alternatives. However, in the last two years an increase in competition and consolidation of distributors has resulted in a decline in the growth of the generic companies in North America. We intend to continue building our presence in the region by leveraging our product development capabilities and alliance management, manufacturing capacities inspected by various international regulatory agencies and access to our own APIs, which offer significant supply chain efficiencies.

Key acquisitions in North America:

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

Further, in March 2011, we acquired from GlaxoSmithKline plc and Glaxo Group Limited (collectively, “GSK”) a penicillin-based antibiotics manufacturing site in Bristol, Tennessee, U.S.A. and certain related antibiotic product rights. The acquisition enabled us to enter the U.S. oral antibiotics market with a comprehensive product filing and a dedicated manufacturing site.

During the years ended March 31, 2018, and 2017, we continued our efforts to grow the Habitrol® business (an over-the-counter Nicotine Replacement Therapy transdermal patch) that we acquired from Novartis Consumer Healthcare Inc. during the year ended March 31, 2015, having fully integrated the business. The Habitrol® business has shown healthy growth as a result of our expansion of distribution into new channels and our product innovations. We believe that there are significant growth opportunities in the smoking cessation category in the United States, and intend to continue growing the business through our focus on expansion in availability and portfolio augmentation.

Additionally, during the year ended March 31, 2017 we acquired from Ducere Pharma the rights to six over-the-counter brand products within the cough-and-cold, pain, and dermatology therapeutic areas, including Doan’s, Bufferin and Nupercainal.

Through coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2018, we made 19 new ANDA filings with the U.S. FDA. As of March 31, 2018 our cumulative filings were 284, which includes 4 NDA filings under section 505(b)(2) and 280 ANDA filings. These 280 ANDA filings include 8 ANDAs that we acquired from Teva and an affiliate of Allergan plc. As of March 31, 2018, we had 110 filings pending approval with the U.S. FDA (107 ANDAs and 3 NDAs under 505(b)(2) route including 14 tentative approvals). Of the 107 ANDAs which are pending approval, 63 are Paragraph IV filings, and we believe that we are the first to file with respect to 30 of these filings. Further, these 107 ANDAs which are pending for approval include 6 ANDAs acquired from Teva and Allergan plc’s affiliate, of which 5 are Paragraph IV filings.

Our Canada business generated revenues of Rs.545 million during the year ended March 31, 2018. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products. As of March 31, 2018 we have filed a cumulative total of 30 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which, 20 were approved, 6 are pending approval, and 4 were withdrawn or rejected.

Sales, Marketing and Distribution Network

Dr. Reddy’s Laboratories, Inc., our wholly-owned subsidiary headquartered in Princeton, New Jersey, United States, is primarily engaged in the marketing of our generic products in the United States. In early 2003, we commenced sales of generic products under our own label. We have our own sales and marketing team to market these generic products. Our key account representatives for generic products call on procurement buyers for chain drug stores, drug wholesalers and distributors, mass merchandisers, group purchasing organizations (“GPOs”) for hospitals, specialty distributors and pharmacy buying groups.

The majority of revenue from our North America generics business is derived from sales of oral solids, as well as sales of various products (both oral solids and others) to retail chains. This portion of the business represents nearly three quarters of this segment’s gross revenues for this region. The product portfolio includes a wide range of therapeutic areas. During the year ended March 31, 2017, we acquired from Teva and an affiliate of Allergan plc a portfolio of eight ANDAs for our North American Generics business. The transaction, valued at $350 million, represents the largest assets acquisition in our history.

Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but expanded into the branded OTC segment in May 2016, developing a new channel for our growth.  This division has successfully launched over 10 products. OTC products include store brand generic equivalents of products that originally have prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our entry into the OTC branded division in May 2016 was through the acquisition from Ducere Pharma of the rights to six OTC brand products, including Doan’s, Bufferin and Nupercainal.  Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers and distributors, and GPOs. For the year ended March 31, 2018, our OTC division generated Rs.10,332 million in revenues.

A portion of our revenue is derived from the sale of injectable products in the therapeutic areas of oncology and critical care. Our injectable product portfolio in the United States primarily consists of products such as azacitidine, decitabine, zoledronic acid, doxorubicin liposomal and bivalrudin. We have also expanded our presence from drug wholesalers to specialty distributors, integrated distribution networks (“IDNs”), clinics, and hospitals to market these products. We also supply products for private label customers for injectable prescription products.

Competition

Revenues and gross profit derived from the sales of generic pharmaceutical products are affected by certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire, the first manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases significantly. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product is normally dependent upon the number of competitors and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva, Mylan Inc., Sandoz (a division of Novartis Pharma A.G.), Endo International plc (including its subsidiaries Endo Pharmaceuticals Inc. and Par Pharmaceutical Inc.), Sun Pharmaceuticals Limited, Lupin Limited and Aurobindo Pharma Limited.

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

Brand name manufacturers have devised numerous strategies to delay competition by introducing lower-cost generic versions of their products. One of these strategies is to change the dosage form or dosing regimen of the brand product prior to generic introduction, which may reduce the demand for the original dosage form as sought by a generic ANDA dossier applicant or create regulatory delays, sometimes significant, while the generic applicant, to the extent possible, amends its ANDA dossier to match the changes in the brand product. In many of these instances, the changes to the brand product may be protected by patent or exclusivities, further delaying generic introduction. Another strategy is the launch by the innovator or its licensee of an “authorized generic” during the 180-day generic exclusivity period, resulting in two generic products competing in the market rather than just the product that obtained the generic exclusivity. This may result in reduced revenues for the generic company which has been awarded the generic exclusivity period.

The U.S. market for OTC pharmaceutical products is highly competitive. Competition is based on a variety of factors, including price, quality, product mix, customer service, marketing support, and the reliability and flexibility of the supply chain for products. Our competition in store brand and innovator branded products in the United States consists of several publicly traded and privately owned companies, including large brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with companies, such as Perrigo, Apotex, Aurobindo Pharma that sell store brand OTC products.  In the branded market, we compete directly with companies, such as Bayer and Pfizer, which sell branded OTC products.

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

Before approving a product, the U.S. FDA also requires that our procedures and operations conform to cGMP regulations, relating to good manufacturing practices as defined in the U.S. Code of Federal Regulations. We must follow cGMP regulations at all times during the manufacture of our products. We continue to spend significant time, money and effort in the areas of production and quality to help ensure full compliance with cGMP regulations.

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

The “pediatric exclusivity” program under The Best Pharmaceuticals for Children Act provides a six-month period of extended exclusivity, applicable to certain listed patents and to other regulatory exclusivities for all formulations of an active ingredient, if the sponsor performs and submits pediatric studies requested by the FDA within specified timeframes. An effect of this program has been to delay the launch of numerous generic products by an additional six months.

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

Food and Drug Administration Safety and Innovation Act, Generic Drug User Fee Act, Biosimilar User Fee Act and Food and Drug Administration Reauthorization Act

In 2012, the United States enacted the Food and Drug Administration Safety and Innovation Act (“FDASIA”), a landmark legislation intended to enhance the safety and security of the U.S. drug supply chain by imposing stricter oversight and by holding all drug manufacturers supplying products to the United States to the same U.S. FDA inspection standards. Specifically, prior to the passage of FDASIA, U.S. law required U.S. based manufacturers to be inspected by the U.S. FDA every two years but remained silent with respect to foreign manufacturers, causing some foreign manufacturers to go as many as nine years without a routine U.S. FDA cGMP inspection, according to the Government Accountability Office. FDASIA requires foreign manufacturers to have cGMP inspections at least every two years, or more frequently for manufacturers with high risk profiles.

FDASIA also includes the Generic Drug User Fee Act (“GDUFA”) and Biosimilar User Fee Act (“BuFA”), programs to provide the U.S. FDA with additional funds through user fees imposed on generic and biosimilar products. Under GDUFA, total fees are derived primarily from facility fees paid by finished dosage form manufacturers and active pharmaceutical ingredient facilities listed or referenced in a pending or approved generic drug application. A significant portion is also derived from application fees, including generic drug application fees, prior approval supplement fees and drug master file fees.

The FDA Reauthorization Act of 2017 (“FDARA”) and the GDUFA Amendments (“GDUFA II”), signed into law on August 18, 2017, extended the user fee program for a period of another five years through September, 2022. Under the provisions of these acts, an additional generic drug applicant program fee will be established, which will be based on the number of ANDAs the applicant holds and the prior approval supplement fees will be eliminated. Of the total GDUFA user fee revenue, 35% will be generated from this ANDA-based fee. Further, the GDUFA II commitment letter describes a consolidated review goals scheme for all cohorts of ANDAs, prior approval supplements and amendments. This includes shorter review goals for generic drug submissions that are public health priorities.

The establishment of dedicated biosimilar fees was also intended to help ensure that the U.S. FDA has appropriate resources for managing the introduction of biosimilar products on the U.S. market. Under the FDARA, for the first time, an independent fee structure for biosimilars will be implemented, including an initial biosimilar development fee which will be assessed the first year a manufacturer begins clinical trials. Further, an annual biosimilar development fee for subsequent years of the development process, a biosimilar program fee for approved biosimilars, and an application fee for new biosimilar applications will be introduced. The legislation also reauthorizes several programs that are designed to simplify and expedite the regulatory process for the development of drugs and devices that aid patients with rare diseases.

In addition, under the FDARA, a drug is eligible for designation as a “Competitive Generic Therapy” if the U.S. FDA determines that there is inadequate generic competition i.e., with respect to a drug, there is not more than one approved drug on the list of drugs described in section 505(j)(7)(A) (not including drugs on the discontinued section of such list) that is (a) the reference listed drug; or (b) a generic drug with the same reference listed drug as the drug for which designation as a competitive generic therapy is sought.

As part of GDUFA II, in order to accelerate access to generic version of complex products, GDUFA II pre-ANDA program product development meetings can be initiated by the U.S. FDA for an ongoing ANDA development program for complex products. These meetings will encourage applicants for product development meetings, pre-submission meetings and mid-review cycle meetings to clarify regulatory expectations early in product development. Furthermore, in November 2017, the Manual of Policy and Procedures (“MAPP”) 5240.3, “Review Order of Original ANDAs, Amendments, and Supplements” was revised to MAPP 5240.4, “Prioritization of the Review of Original ANDAs, Amendments and Supplements” under which a priority review may be granted by the U.S. FDA if an original ANDA, amendment, or supplement meets one of the prioritization factors set forth in the MAPP, and may receive either a shorter goal date or an expedited review, as defined in the MAPP.

Withdrawal of U.S. FDA Proposed Labeling Rule

On November 13, 2013, the U.S. FDA proposed a new labeling rule which the agency believed would speed up the dissemination of new safety information about generic drugs to health professionals and patients by allowing generic drug manufacturers to use the same process as brand drug manufacturers to update safety information in the product labeling. Under the proposal, generic drug manufacturers would have been able to independently update product labeling (also called prescribing information or package inserts) with newly-acquired safety information before the U.S. FDA’s review of the change, in the same way brand drug manufacturers do today. Generic manufacturers would also have been required to inform the brand name manufacturer about the change. The U.S. FDA would then have evaluated whether the proposed change was justified and made an approval decision on the generic drug labeling change and the corresponding brand drug labeling change at the same time, so that brand and generic drug products would ultimately have the same U.S. FDA-approved prescribing information.

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

If the U.S. FDA’s proposed new rule was adopted, it may have eliminated this pre-emption and increased our potential exposure to lawsuits relating to product safety, side effects and warnings on labels. This new potential exposure to lawsuits may also have increased the risk that, in the future, we would not have been able to obtain the type and amount of insurance coverage we desire at an acceptable price and self-insurance may have become the sole commercially reasonable means available for managing the product liability risks of our business. After twice delaying publication of a final rule, the U.S. FDA withdrew its proposed rule during 2017.

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

Patient Protection and Affordable Care Act and Medicaid Drug Rebate Program

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), were signed into law. The PPACA is one of the most significant healthcare reform measures in the United States in decades, and significantly impacts the U.S. pharmaceutical industry. The PPACA imposes additional rebates, discounts and fees, mandates certain reporting and contains various other requirements that affect our business. The PPACA made several important changes to the federal anti-kickback statute, false claims laws, and health care fraud statutes that made it easier for the government or whistleblowers to pursue such fraud and abuse violations. In addition, the PPACA increased penalties for fraud and abuse violations. If our past, present or future operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business and our financial results.

The PPACA changed the computations used to determine Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program by redefining the average manufacturer’s price (“AMP”). In November 2015, the Bipartisan Budget Act of 2015 (the “BBA”) amended the Medicaid Drug Rebate Program to impose a penalty rebate on generic drugs whose price increases exceed the inflation rate. Initially, the penalty rebate had only applied to brand drugs and authorized generics, but other generic drugs were subject to a fixed base rebate of 13% of AMP. The BBA imposed a price increase penalty rebate on generic drugs similar to that of the price increase penalty on brand drugs and authorized generics. The additional penalty rebate for generic drugs applies to rebate periods beginning with the first quarter of 2017. The additional penalty rebate due for generic drugs is equal to the AMP for the current quarter minus the baseline AMP adjusted for inflation based upon the Consumer Price Index for Urban Consumers.

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

The PPACA has created an abbreviated pathway to U.S. FDA approval of “biosimilar” biological products and allows the first interchangeable biosimilar biological product 18 months of exclusivity, which could increase competition for our biosimilars business. The PPACA also has some anti-generic provisions that could adversely affect our biosimilars business, including provisions granting the innovator of a biological drug product 12 years of exclusive use before generic drugs can be approved based on being biosimilar.

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

In 2017, the new U.S. Presidential administration, which had promised to repeal and replace the PPACA, took office in the United States. Although legislative proposals in 2017 to repeal and replace the PPACA in 2017 were never enacted, there are ongoing efforts to achieve that goal. For example, in October 2017, the U.S. President signed an Executive Order directing federal agencies to modify how the PPACA is implemented, ending the subsidies to health care insurance companies that sell insurance to low income consumers through state health insurance marketplaces. Further, the Tax Cuts and Jobs Act enacted in December 2017 effectively repealed the PPACA’s individual mandate by removing the penalties imposed for failure to purchase healthcare insurance. This may have the impact of reducing the number of insured as well as coverage for pharmaceutical products. We cannot predict the ultimate effect of the reform on our business, and additional policy changes disruptive to the PPACA exchange markets could arise.

Drug Quality and Security Act

On November 28, 2013, the Drug Quality and Security Act was signed into law in the United States. The legislation introduces a federal track-and-trace system for medicines with serial numbers added to individual packs and (non-mixed) cases within four years of the legislation’s adoption, and electronic tracing of production through the supply chain mandated within ten years. It also strengthens licensure requirements for wholesale distributors and third-party logistics providers, and requires the U.S. FDA to maintain a database of wholesalers that will be available to the public through its website. The law also boosts oversight of compounding pharmacies that make drugs to order, and increases the powers of the U.S. FDA to oversee large-volume or ‘outsourcing’ compounders without individual prescriptions. During 2017, the U.S. FDA delayed the enforcement of serialization requirements for manufacturers until November 2018 to provide manufacturers with additional time to comply and avoid supply disruptions. We are working to meet these requirements on a timely basis.

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

Biologics Pathway

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products. Under the BPCIA, a biosimilar must be highly similar with no clinically meaningful differences compared to the reference medicine. Approval of a biosimilar in the United States requires the submission of a Biologics License Application (“BLA”) to the U.S. FDA, including an assessment of immunogenicity, and pharmacokinetics or pharmacodynamics. The BLA for a biosimilar can be submitted as soon as four years after the initial approval of the reference biologic, but can only be approved 12 years after the initial approval of the reference biologic. This pathway is still relatively new and some aspects remain untried, controversial and subject to ongoing litigation. Though the U.S. FDA has issued and updated various technical guidance documents addressing quality considerations, scientific considerations and questions and answers regarding commonly posed issues to assist the biopharmaceutical industry in developing biosimilar products in compliance with the BPCIA, there remains some uncertainty regarding the abbreviated biosimilar pathway.

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

Blueprint to Lower Drug Prices

In May 2018, U.S. President Trump released “American Patients First: The Trump Administration Blueprint to Lower Drug Prices and Reduce Out-of-Pocket Costs,” which outlines actions that his administration proposes to take to lower prescription drug prices, including certain actions that can be taken immediately by the U.S. Department of Health and Human Services (“HHS”) and issues on which HHS will solicit public feedback before determining any additional reform proposals. This blueprint seeks to increase competition, improve negotiation, incentivize lower list prices and lower out-of-pocket costs. It calls for, among other things, greater transparency of drug prices, better informing consumers about prescription drugs, increased promotion of generic drugs and experimenting with value-based payment. We are currently evaluating the impact of this blueprint on our business, and we cannot yet be certain what the effect will be.

Other matters

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the United States, received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. We have responded to all of the Texas AG’s requests to date, and we understand that the investigation is continuing.

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

Subpoenas from the Division of the U.S. Department of Justice (“DOJ”) and the office of the Attorney General for the State of Connecticut

On July 6, 2016 and August 7, 2016, Dr. Reddy’s Laboratories, Inc. received subpoenas from the DOJ and the office of the Attorney General for the State of Connecticut, respectively, seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. We have been cooperating, and intend to continue to fully cooperate, with these inquiries.

State Attorneys General Civil Actions in the United States

On December 18, 2016, the Attorneys General for 19 states filed claims in the United States District Court for the District of Connecticut against a number of pharmaceutical companies alleging conspiracies to fix prices and to allocate bids and customers from 2013 through at least 2016, with respect to two generic drugs for which our company and our U.S. subsidiaries were not named as defendants.

In April 2017, a total of 45 states, plus the District of Columbia and the Commonwealth of Puerto Rico, joined as plaintiffs in this case (the “State AG Action”). In August 2017, the State AG Action was transferred and consolidated with the private plaintiff class actions pending in the multi-district litigation (MDL-2724) in the United States District Court for the Eastern District of Pennsylvania. On October 31, 2017, the Attorneys General for the 45 States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed an Amended Complaint in the State AG Action in MDL-2724 which has added our U.S. subsidiary as a defendant. The State AG Action alleges that our subsidiary and other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of generic zoledronic acid and meprobamate in the United States, and alleges an over-arching conspiracy with the defendants on the other 13 drugs named in the State AG Amended Complaint. The State AG Amended Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer and antitrust laws of 45 states, the District of Columbia and the Commonwealth of Puerto Rico, seeking injunctive relief, recovery of treble damages, attorney's fees and other costs. We deny any wrongdoing and intend to vigorously defend against these claims.

Civil Investigative Demand from the Division of the U.S DOJ

On May 15, 2018, Dr. Reddy’s Laboratories, Inc. received a Civil Investigative Demand from the Civil Division of the U.S. DOJ, enquiring whether there have been any violations of the U.S. False Claims Act, arising from allegations that generic pharmaceutical manufacturers, including us, have engaged in market allocation or price fixing agreements, or paid illegal remuneration, and caused false claims to be submitted in violation of the said Act. We intend to fully cooperate with the DOJ in responding to the demand and cooperate with the investigation.

Canada Regulatory Environment

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2018, we had filed a total of 30 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which 20 were approved, 6 are pending approval, and 4 were withdrawn or rejected.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2018 were Rs.8,217 million, which accounted for 7% of our Global Generics segment’s sales. Our principal markets in Europe are Germany and the United Kingdom. We have also established our presence in other markets, including Italy, France and Spain.

Sales, Marketing and Distribution Network

Germany

In Germany, we sell a broad range of generic pharmaceutical products under the “betapharm” brand.

Over the last decade, the German pharmaceutical market has significantly changed. Health care reforms by the government have significantly increased the power of insurance companies and statutory health insurance funds (“SHI funds”) to influence dispensing of medicines. Pursuant to the reforms, those pharmaceutical products which are covered by rebate contracts with insurance companies and SHI funds will be prescribed by physicians and dispensed by pharmacies with priority. As a result, many SHI funds have enacted tender (i.e., competitive bidding) processes to determine which pharmaceutical companies they will enter into rebate contracts with. This has resulted in more than 90% of generic products currently sold in German retail outlets being supplied through contracts procured in competitive bidding tenders, thereby causing significant pressure on product margins.

United Kingdom and other Countries within Europe

We market our generic products in the United Kingdom and other European Union (“EU”) countries through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently sell more than 50 products in the United Kingdom, covering both International Nonproprietary Name (“INN”) generics and branded generics. INN generics are sold via wholesale and retail channels, and hospitals. In the U.K., we work closely with the Clinical Commissioning Groups (i.e., groups that commission healthcare services for their local communities and include all of the general practitioner groups in their geographical area) to promote our range of branded generics. Whilst the retail business covers a broad range of therapeutic areas, the hospital business focuses mainly on oncology, anti-infectives and HIV.

In 2016, we established a commercial structure in Italy, Spain and France to expand our direct footprint in the western European region. Our initial focus has been to supply products through hospitals and to institutional clients. Our product mix in these markets focuses on a limited number of key therapy areas such as oncology, anti-infectives and HIV, leveraging our portfolio. This market’s business is predominantly tender-driven, without the need for a large sales force.

Competition

The German market is highly competitive as a result of a large number of generic players and the predominance of a tender system which drives competition. Our key competitors within the German generics market include Sandoz International GmbH, Teva Pharmaceutical Industries Limited (“Teva”), Winthrop Arzneimittel GmbH and Stada Arzneimittel AG.

According to the British Generic Manufacturers Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe, with generic penetration of around 84%, and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers, as more than 65% of the retail pharmacies are owned by wholesalers or are part of retail chains, and has low barriers of entry. The market is dominated by global pharmaceutical companies such as Teva, the Sandoz group of Novartis Pharma A.G. and Mylan Inc.

In Italy, Spain and France, we compete with companies such as Hospira (an affilate of Pfizer Limited), Fresenius SE & Co. KGaA, Teva and Accord Healthcare Limited (an affilate of Intas Pharmaceuticals Ltd.), each of which has a well-established presence in the hospital segment of these countries.

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

The activities of pharmaceutical companies within the EU are governed in particular by Directives 2001/83/EC and 2003/94/EC, as amended, and as implemented in national laws within the countries of the EU. These Directives outline the legislative framework, including the legal basis of marketing authorization procedures, and quality standards including manufacture, patient information and pharmacovigilance activities.

Prior approval of a marketing authorization is required to supply products within the EU. Such marketing authorizations may be restricted to one member state, cover a selection of member states or can be for the whole of the EU, depending upon the form of registration procedure selected.

An abridged application can be filed for obtaining EU marketing authorization for a generic drug. Generic or abridged applications contain limited non-clinical and clinical data, depending upon the legal basis of the application or to address a specific issue. However, the applicant is required to demonstrate that its generic product contains the same active pharmaceutical ingredients in the same dosage form for the same indication as the innovator product. Specific data is included in the application to demonstrate that the proposed generic product is interchangeable to the innovator product with respect to quality, safe usage and continued efficacy. EU laws prevent regulatory authorities from accepting applications for approval of generics that rely on the safety and efficacy data of an innovator of a branded product until the expiration of the innovator’s data exclusivity period (usually 8 years from the first marketing authorization in the EU, depending on the circumstances). The applicant is also required to demonstrate bioequivalence with the EU reference product. Once all these criteria are met, a marketing authorization may be considered for grant.

Unlike in the United States, there is no equivalent regulatory mechanism within the EU to incentivize challenge to any patent protection, nor is any period of market exclusivity conferred upon the first generic approval. In situations where the period of data exclusivity given to the innovator of a branded product expires before their patent expires, the launch of our product would then be delayed until patent expiration.

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

All pharmaceutical companies that manufacture and market human medicinal products in Germany are subject to the applicable rules and regulations executed by the Federal Institute for Drugs and Medical devices (“BfArM”) or the Paul-Ehrlich-Institut (“PEI”) and the supervisory authorities of the respective federal state in Germany. All pharmaceutical companies in Germany are periodically inspected by the Regierung von Oberbayern (the district government of Upper Bavaria in Germany), which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility. The Regierung von Oberbayern has also inspected our plants in Hyderabad and Visakhapatnam.

In Germany, the government has in the past decade enacted a number of laws designed to limit pharmaceutical cost increases. During the fiscal year ended March 31, 2011, the German government introduced a new law entitled “Act on the reorganization of the pharmaceutical market in the public health insurance” (or “Arzneimittelmarktneuordnungsgesetz”, commonly referred to as “AMNOG”), which affects reimbursement of drugs within Germany’s statutory health care system in order to further control the costs of medical care. The key elements of this law are as follows:

•	Historically, the pharmaceutical companies had been free to set the initial asking price for novel drugs in the German public health system, subject to certain mandatory rebates. Under this new law, a pharmaceutical company determines the price for a new drug or new therapeutic indication for the first year after launch, but must submit to the Joint Federal Committee (the Gemeinsamer Bundesausschuss or “G-BA”) a benefit/risk assessment dossier on the drug at or prior to its launch. The G-BA analyzes whether the drug shows an additional clinical benefit in comparison to a corresponding established drug (the “appropriate comparator therapy”).

o	If an additional benefit is established, the pharmaceutical company must negotiate the price of the drug with the Federal Association of the health insurance funds. If no agreement is reached in the negotiation, then the price is determined pursuant to an arbitration procedure. There must be a minimum term of one year.

o	If no additional benefit is established, the drug is immediately included in a group of drugs with comparable pharmaceutical and therapeutic characteristics, for which maximum reimbursement prices have already been set. If this is not possible due to the drug’s novelty, then the pharmaceutical company must negotiate a reimbursement price with the Federal Association of the health insurance funds that may not exceed the costs of the appropriate comparator therapy.

o	The prices determined pursuant to the above procedures also apply to private insurance agencies, privately insured persons and self-payers, although they may negotiate further discounts.

o	For drugs developed specifically to treat rare medical conditions that are designated as “orphan drugs”, the orphan drug will be presumed to have an additional benefit under certain circumstances.

•	A new regulation for packaging size had to be implemented in 2013. Standard sizes are now based upon the duration of therapies, instead of being based on fixed quantity. Three different types of package sizes are now allowed: N1-packages for treatment periods of 10 days; N2-packages for treatment periods of 30 days; and N3-packages for treatment periods of 100 days.

•	The law increases the choice to patients by the use of co-payment as an option for patients opting for a non-rebated generic drug.

In Germany, the German Drug Law (Arzneimittelgesetz) (“AMG”), which implements EU requirements, is the primary regulation applicable to medicinal products. In 2012, the 16th Amendment to the AMG and related laws were enacted in order to implement European Directives into national laws. Among other things, the most important changes refer to pharmacovigilance, clinical trials, protection measures against counterfeited medicines and liberalization of German drug advertising law. These transpositions of EU legislation into national law also took place in the United Kingdom.

The German Social Code’s price freeze imposed on reimbursable drugs, which was due to expire at the end of 2017, was extended until December 31, 2022 for all patent free drugs launched before August 1, 2010, although the continued price freeze will not apply to medicines subject to internal reference pricing.

New European pharmacovigilance legislation (Regulation (EU) No 1235/2010 and Directive 2010/84/EU) was enacted in July 2012. These new requirements have not yet been fully implemented. Implementation of the final stages, specifically new obligations for safety signal management, will increase our administrative burdens and therefore our costs. In 2015, the European Commission introduced pharmacovigilance service fees that our industry pays for the simplification and maintenance of the European pharmacovigilance system, as well as fees for the assessment of aggregate safety reports and protocols and study reports mandated following a safety referral. The service fees payable for these reports are unpredictable, as the Pharmacovigilance Risk Assessment Committee (“PRAC”) of the European Medicine Agency (“EMA”) can initiate a safety referral for any medicine or class of medicines with a significant new safety concern at any time. The costs of such a referral and the consequent costs of any recommendation, such as restrictions on use, cannot be predicted.

The International Standards for Identification of Medicinal Products (“IDMP”), comprised of five International Organization for Standardization (“ISO”) standards, were approved in 2012. These standards are designed to allow unambiguous identification of medicinal products across companies and regions in order to support and improve pharmacovigilance and other activities. Full implementation of these standards in the EU has been deferred, but will be implemented in a phased approach for medicinal product information starting in mid-2018.

The submission of medicinal product data to support pharmacovigilance has been required since 2012 in the EU. The original European database for data regarding medicinal products, the Eudravigilance Medicinal Product Dictionary (“EVMPD”), was launched by the EMA at the end of 2001. It was designed to standardize the collection, reporting, coding, and evaluation of authorized and investigational medicinal product information. In 2012 it became mandatory for marketing-authorization holders to supply information to the extended version of the EVMPD (xEVMPD or Article 57 database). However, this currently contains only a fraction of the data that eventually will have to be submitted to the IDMP-compliant database for each authorized product in the EU. In order for us to support the maintenance of medicinal product data in the IDMP-compliant database, we are investing in new systems and will have to make significant changes to our processes and procedures.

In order to prevent counterfeit medicines entering into the supply chain, in October 2015, as part of the Falsified Medicines Directive, the European Commission adopted regulations providing detailed rules for the safety features appearing on the packaging of medicinal products for human use. Accordingly, all medicinal products generally subject to prescription must bear safety features that facilitate specifically the identification of individual packs and the verification of their authenticity. Effective as of February 9, 2019, only those prescription drugs which have a unique serial number on the pack, and where the integrity of the pack can be seen, may be marketed in all EU countries. Manufacturers shall be required to put a unique identifier code, in human readable form and in an encrypted two-dimensional matrix, on all secondary packages and shall also be required to include an ”anti-tampering device” safety feature on packages to enable the verification of whether the packaging of a medicinal product has been tampered with. Marketing authorization holders shall upload the serial numbers, along with other product information, to a “EU Hub” operated by the European Medicines Verification Organisation (“EMVO”). End users (e.g., pharmacies and wholesalers) shall be required to verify and decommission the identifier code before handing over the package to the patient. We have invested significantly in machinery, technology and know-how, and are cooperating with relevant international partners, to ensure our timely readiness for implementation without impacting the supply of our products.

The impact of the decision for the United Kingdom to exit from the EU (the “Brexit”) on pharmacovigilance operations is unclear at this stage. The U.K. pharmaceutical industry and the U.K. MHRA have expressed their desire to continue as full participants in the harmonized pharmacovigilance activities of the EU and the EMA. However, which activities and procedures will remain accessible to the U.K. marketing authorization holders (“MAHs”) post Brexit are only likely to become clear as the negotiations between the U.K. government and the European Commission near their conclusion. If full access to the pharmacovigilance activities of the EU and the EMA is not available to U.K. MAHs post Brexit, the U.K. MHRA may have to introduce parallel processes in the U.K. which might result in increased costs to the MAHs.

Following the Brexit vote, the EU has decided to move the headquarters of the EMA from the U.K. to the Netherlands by March 2019. It is expected that a significant percentage of the current employees of the EMA will decide not to make the move to the Netherlands. This raises the possibility that new drug approvals in the EU could be delayed as a result.

“Rest of the World” markets of our Global Generics segment

We refer to all markets of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and Romania and India as our “Rest of the World” markets. Our significant Rest of the World markets include South Africa, Australia, Brazil, Colombia and Myanmar. Our revenues from our “Rest of the World” markets were Rs.6,126 million in the year ended March 31, 2018, an increase of 5% as compared to the year ended March 31, 2017. This increase in sales was primarily attributable to our entry in new markets during the year.

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

During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties undertook commercialization based on their respective regional rights as defined in the agreement. We lead and support early product development towards or including Phase 1 development. Merck KGaA carries out manufacturing of the compounds and leads further development for its territories. In our exclusive and co-exclusive territories, we carry out our own development, wherever applicable, for commercialization. We will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

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

On September 1, 2017, Fresenius Kabi acquired the biosimilars business of Merck KgaA. Since then, our collaboration has continued as planned with Fresenius Kabi.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting API into finished dosages. As of March 31, 2018, we had twelve manufacturing facilities within this segment. Ten of these facilities are located in India and two are located in the United States (Shreveport, Louisiana; and Bristol, Tennessee). In addition, we also have one packaging facility in the United Kingdom. All of the facilities are designed in accordance with and are compliant with current cGMP requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. All of our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located.

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

The logistics services for storage and distribution in the United States, the European Union, Russia, South Africa, Australia and other emerging markets are outsourced to a third party service provider.

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

In November 2015, we received a warning letter from the U.S. FDA relating to violations at our injectible oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Refer to Item 4.A. “History and development of the company – Key business developments – Re-Audit of the warning letter impacted sites” for further details.

Pharmaceutical Services and Active Ingredients (“PSAI”) segment

Our PSAI segment includes our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption, such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes our contract research services business and our manufacture and sale of steroids in accordance with specific customer requirements.

Our PSAI segment’s revenues for the year ended March 31, 2018 were Rs.21,992 million, an increase of 3% as compared to the year ended March 31, 2017. Our PSAI segment accounted for 16% of our total revenues for the year ended March 31, 2018.

During the year ended March 31, 2018, we filed 73 Drug Master Files (“DMFs”) worldwide, of which 12 were filed in the United States, 3 were filed in Europe and 58 were filed in other countries. Cumulatively, our total DMFs filed worldwide as of March 31, 2018 were 882, including 207 DMFs filed in the United States.

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

Sales, Marketing and Distribution

Developed Markets. Our PSAI segment’s principal overseas markets are the United States and Europe. Our PSAI segment’s sales to these markets were Rs.11,274 million for the year ended March 31, 2018, and accounted for 51% of our PSAI segment’s revenues for the year ended March 31, 2018. In the United States and Europe, the patent protection for a large number of high value branded pharmaceutical products expired in years ended March 31, 2011, 2012 and 2013 and this opened the market to generic products that sourced their API from our PSAI segment. However, during the years ended March 31, 2014 through March 31, 2018, such expirations were much less frequent, which resulted in a decrease in new opportunities in these markets for the customers of our PSAI segment. We market our products through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term relationships with the customers.

Other Key Markets. India is an important market for our PSAI segment, with total sales of Rs.1,858 million, and it accounted for 9% of the PSAI segment’s revenues in the year ended March 31, 2018. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports in several products.

Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.8,860 million for the year ended March 31, 2018 and accounted for 40% of our PSAI segment’s revenues for the year. Our PSAI segment’s other key markets include Brazil, Mexico, China and Japan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements.

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

PSAI Manufacturing

The infrastructure for our PSAI segment consists of nine U.S. FDA-inspected plants (seven in India, including one in a Special Economic Zone, one in Mexico, and one in Mirfield, United Kingdom) and three technology development centers (two in Hyderabad, India and one in Cambridge, United Kingdom).

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

In November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at our API manufacturing facilities at Miryalguda, Telangana and Srikakulam, Andhra Pradesh. Refer to item 4.A. “History and development of the company – Key business developments – Re-Audit of the warning letter impacted sites” for further details.

Mexico. Our manufacturing plant in Cuernavaca, Mexico (the “Mexico facility”) was acquired from Roche during the year ended March 31, 2006. In addition to active pharmaceutical ingredients, naproxen and naproxen sodium and a range of intermediates, the Mexico facility manufactures steroids as active ingredients for use in human and veterinary pharmaceutical products.

United Kingdom. Our Dowpharma Small Molecules business, which we acquired from The Dow Chemical Company in April 2008, continues to offer niche capabilities, such as biocatalysis, chemocatalysis and hydroformulation, to provide cost effective solutions for chiral molecules. The non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development, also acquired as part of the acquisition, continues to offer us opportunities to provide technology leveraged manufacturing services to innovators, including major global pharmaceutical companies.

For our contract research services, we have well-resourced synthetic organic chemistry laboratories, analytical laboratories and kilo laboratories at our technology development centers at Miyapur and Jeedimetla in Hyderabad, India. Our chemists and engineers understand cGMP manufacturing and regulatory requirements for synthesis, manufacture and formulation of a NCE from the pre-clinical stage to commercialization. To complete the full value chain in development services, we also provide formulation development services. We have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. Larger quantities of APIs are sourced from API plants in India and Mexico. We also offer end to end project management support for effective deliveries.

Our contract research and manufacturing business is uniquely positioned in the market where it utilizes assets (both in terms of physical assets and technical know-how) of a vertically integrated pharmaceutical company and combines this with the service model which we built over the last few years.

Raw Materials

Raw material expense forms the largest portion of our cost of revenues. Raw materials consist of fine chemicals, bulk chemicals, solvents, catalysts, and basic and advanced intermediates. The prices of these raw materials generally fluctuate in line with commodity cycles, demand supply situations and changes to government policies. We evaluate and manage our commodity price risk exposure through periodical supply contracts as well as agile and responsive sourcing procedures.

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

With respect to our custom pharmaceuticals business, we believe that contract research and manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited and Piramal Enterprises Ltd. Key competitors from outside India include Lonza Group, AMRI Inc., Patheon Inc., Catalent Inc., Cambrex Inc., and WuXi PharmaTech. We distinguish ourselves from Indian competitors by offering a wider range of services spanning the entire pharmaceutical value chain. The inspection of our CPS facility in Hyderabad, India was completed by the U.S. FDA on September 21, 2017 with zero observations, and the U.S. FDA issued an establishment inspection report in December 2017. This facility also follows rigorous Safety and Information Security practices and is certified against ISO 27001:2013 standards for information security. For competitors from outside India, we distinguish ourselves through cost effectiveness. Keeping on par with the advancements in technology and changing needs of the innovator and mid-sized pharmaceutical companies, we are positioning ourselves in niche technologies. With growth in contract research and manufacturing services likely to be driven by increased outsourcing by medium size pharmaceutical companies, particularly those focused on biotechnology and therapy, we expect India to emerge as an alliance and outsourcing destination of choice due to speed, skill and cost advantage.

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

We submit a DMF for active pharmaceutical ingredients to be commercialized in the United States. Any drug product for which an ANDA is being filed must have a DMF in place with respect to a particular supplier supplying the underlying API. The manufacturing facilities are inspected by the U.S. FDA to assess compliance with cGMP. The manufacturing facilities and production procedures must meet U.S. FDA standards.

All of our manufacturing facilities are inspected and approved by the U.S. FDA. For European markets, we submit a European DMF and, wherever applicable, obtain a certificate of suitability from European Directorate for the Quality of Medicines.

Proprietary Products Segment

Our Proprietary Products segment focuses on the research, development, and manufacture of differentiated formulations. These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

We continue to leverage our semi-virtual research and development model to expand our portfolio of specialty formulation products. Our efforts primarily focus on repurposing or improving the clinical properties of already approved and well-characterized API for application in the dermatologic and neurologic disease areas. We achieve this by utilizing internal resources as well as efficiently collaborating with leading technology and platform based companies and service providers, tapping into their expertise areas across different phases of the development process. We continue to progress towards building a diversified portfolio with a sustainable mix of branded proprietary formulations generated through research and development with significantly reduced fixed costs.

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

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2018, we employed a total of 171 scientists, including 35 scientists who hold Ph.D. degrees and six with M.D. degrees. We pursue an integrated research strategy through a mix of translational, formulation and analytical research at our laboratories. We focus on discovery of new molecular targets, design of assays to screen promising molecules and development of novel formulations of currently marketed drugs or combinations thereof to address unmet medical needs.

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

Pipeline Status

As of March 31, 2018, we had 13 active product development programs in our pipeline. In January and February 2016, we received U.S. FDA approval of our New Drug Applications (each, a “NDA”) for two products – our dermatology product Sernivo® and our neurology product Zembrace®. Both products were launched in the U.S. market during the year ended March 31, 2017. In May and November 2017, we received U.S. FDA approval for two dermatology products – DFD-10 (minocycline hydrochloride) and DFD-06 (Impoyz™ (clobetasol propionate)) cream. DFD-06 is out-licensed to Encore Dermatology Inc.

The details of our products in Phase 3 and the products for which an NDA has been filed with the U.S FDA as of March 31, 2018 are as follows:

Compound	DFN-02 (Sumatriptan intranasal spray)	DFD-11 (Xeglyze™)
Therapeutic Area	Neuroscience	Pediatrics
Indication	Acute treatment of migraines, with or without aura in adults.	Treatment of head lice in patients 6 months of age or older.
Significant developments during the period	Pivotal bioequivalence studies were completed. Patient safety studies and efficacy studies have been completed.	The NDA was initially filed by Hatchtech in September 2015; ownership was transferred to us in December 2015.
Significant patents associated with the compound

Patents (including those granted to the development partner) expiring as follows:

•    U.S.A. - 2031;

•    All other countries - 2030

Further, patent applications are pending in certain other countries along with the U.S.A.

Three patents were granted in the U.S.A., with estimated expiration in 2026. Patents were also granted in Australia, Canada, India, and New Zealand. Some other patent applications are pending in certain countries, including the U.S.A.
Current status/ expected NDA filing*	NDA was submitted in March 2018.	NDA was submitted in September 2015 and we received a complete response letter (“CRL”) from the U.S. FDA in August 2016. We are in the process of submitting our response to the CRL.

[Continued from prior table, first column repeated]

Compound	PPC-06 (Tepilamide Fumarate)	E7777
Therapeutic Area	Dermatology	Hematology-Oncology
Indication	Treatment of plaque psoriasis in patients 18 years of age or older.	Treatment of Cutaneous T Cell Lymphoma.
Significant developments during the period	This is a NCE program in-licensed from Xenoport Inc. (which was subsequently acquired by Arbor Pharmaceuticals). Phase 2 is completed.	This is an anti-cancer biologic agent in-licensed from EISAI limited.
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

None.
Current status/ expected NDA filing*	Phase 2b studies are being executed.	Phase 3 is in process. Submission of a biologics license application to the U.S. FDA is planned for 2019.

[Continued from prior table, first column repeated]

Compound	DFD-03 (Tazarotene Lotion)	DFN-15 (Celecoxib Oral Solution)
Therapeutic Area	Dermatology	Neurology
Indication	Treatment of acne vulgaris.	Treatment of migraines in adults with or without aura.
Significant developments during the period	Phase 3 and other supporting studies were under progress during the year.	Phase 3 clinical studies were completed and analysis was under progress.
Significant patents associated with the compound	Two patent were granted in the U.S.	Three patents were granted in the U.S.
Current status/ expected NDA filing*	NDA is expected to be filed in 2019.	NDA expected to be filed in 2018/19.

*	The timelines for expected filing may change due to various factors, including outcome of Phase 3 studies, completion of Integrated Summary of Safety/Integrated Summary of Effectiveness (“ISS/ISE”), outcome of stability data and internal reprioritization of portfolio.

Patents. Our Proprietary Products segment had the following patent applications filed and patents granted as of March 31, 2018:

Category	USPTO(1) (# Filed)	USPTO(1) (# Granted)	PCT(2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	47	27	35	26	3
Anti-ulcerant	1	1	-	1	-
Miscellaneous	20	18	4	27	8
Differentiated formulations	53	29	24	49	1
Total	232	110	149	287	76

(1)	“USPTO” means the United States Patent and Trademark Office.

(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

Competition

The pharmaceutical and biotechnology industries are highly competitive. We face intense competition from organizations such as large and small pharmaceutical companies and biotechnology companies. The major pharmaceutical organizations competing with us have greater capital resources, larger overall research and development staff and facilities, and considerably more experience in drug development. Biotechnology companies competing with us may have these advantages as well.

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

After completion of clinical trials of a new product, U.S. FDA marketing approval must be obtained. If the product is classified as a new pharmaceutical, we or our collaborator are required to file a NDA, and receive approval before commercial marketing of the drug. The testing and approval processes require substantial time and effort. NDAs submitted to the U.S. FDA can take several years to obtain approval and the U.S. FDA is not obligated to grant approval at all.

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

In addition to its existing portfolio of proprietary and licensed dermatology and neurology products, Promius Pharma also has a pipeline of dermatology and neurology products that are in different stages of development. Promius Pharma’s current portfolio contains innovative products for the treatment of seborrheic dermatitis, psoriasis, acne and steroid responsive dermatoses. The following are the products commercialized by Promius Pharma:

Product	For treatment of
Promiseb®	Seborrheic dermatitis
Cloderm® (clocortolone pivalate 0.1%)	Corticosteroid-responsive dermatoses
Trianex®	Inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses
Zembrace® SymTouch® (subcutaneous sumatriptan 3mg)	Autoinjector for treatment of migraine headaches
Sernivo® (betamethasone propionate, 0.05%)	Mild to moderate plaque psoriasis

Promius Pharma leverages our research, development and manufacturing facilities in Hyderabad, India. Promius Pharma also works with various third party research organizations in conducting product development, non-clinical and clinical studies. Manufacturing is also outsourced to reputable contract manufacturing organizations in the United States and Europe. Both of Promius Pharma’s commercial groups - dermatology and neurology have the support of teams spanning marketing, sales operations, market access and medical affairs. The dermatology and neurology teams are comprised of 133 marketing, sales, and market access and operations professionals.

4.C. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. Refer to Note 43 of our consolidated financial statements for a list of our subsidiaries and joint ventures.

4.D. Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:

Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
	Within India
1	API Hyderabad Plant 1, Telangana, India	645,995	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	781,379	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Hyderabad Plant 4, Telangana, India	189,343	Global Generics and PSAI
5	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
6	API Srikakulam Plant, Andhra Pradesh, India	4,027,688	Global Generics and PSAI
7	API Srikakulam Plant (SEZ), Andhra Pradesh, India	9,917,739	Global Generics and PSAI
8	Technology Development Centre Hyderabad 1, Telangana, India	113,256	Global Generics and PSAI
9	Technology Development Centre Hyderabad 2, Telangana, India	68,825	Global Generics and PSAI
10	Formulations Hyderabad Plant 1, Telangana, India	271,379	Global Generics
11	Formulations Hyderabad Plant 2, Telangana, India	3,207,826	Global Generics
12	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
13	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
14	Biologics Hyderabad, Telangana, India	795,841	Global Generics
15	Formulations Hyderabad Plant 3, Telangana, India	1,539,089	Global Generics
16	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
17	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	334,105	Global Generics
18	Formulations Srikakulam Plant 11, Andhra Pradesh, India	8,611	Global Generics
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,206	Global Generics
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	544,322	Global Generics
21	ADTL Hyderabad, Telangana, India	187,308	Others
22	ADTL Bengaluru, Karnataka, India	689,216	Others
23	Integrated Product Development Center, Bengaluru, India	29,500	Others
24	Integrated Product Development Center, Telangana, India	103,350	Global Generics, PSAI and Proprietary
	Outside India
25	API Cuernavaca Plant, Mexico	2,361,840	Global Generics and PSAI
26	API Mirfield Plant, United Kingdom	1,785,960	Global Generics and PSAI
27	API Middleburgh Plant, New York, United States	292,000	Global Generics
28	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI
29	Technology Development Centre, OctoPlus N.V., Leiden, the Netherlands	56,500	Global Generics and PSAI
30	Formulations Beverley Plant, East Yorkshire, United Kingdom	81,000	Global Generics
31	Formulations Shreveport Plant, Louisiana, United States	2,349,251	Global Generics
32	Formulations Bristol Plant, Tennessee, United States	1,742,400	Global Generics
33	Aurigene Discovery Technologies, Malaysia	5,672	Others

During the three months ended March 31, 2018, we disposed of our Formulations Yanam plant in Puducherry, India.

We generally own our facilities. However, some of our sites (primarily office space) are leased. All properties identified above, including leased properties, are either used for manufacturing and packaging of pharmaceutical products or for research and development activities. In addition to the above, we have sales, marketing and administrative offices, some of which are owned and some others are leased properties. We believe that our facilities are optimally utilized.

Global Generics

During the year ended March 31, 2013, we expanded our biosimilars facility in Hyderabad, Telangana, India to meet growing demand in emerging markets.

During the year ended March 31, 2014, we set up a new manufacturing facility, Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India for the manufacture of parenteral (injectable form) products. This facility helps us meet the demand for such products in some of our key markets, including the United States.

During the year ended March 31, 2015, we obtained approvals from the U.S. FDA for products to be manufactured from a recently commissioned oral solid dosage form facility, Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India. This plant, which began operations during the year ended March 31, 2016, manufactures new molecules and certain high volume products of our Global Generics segment. Further, during the year March 31, 2016, we began manufacturing products from this plant.

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

Material plans to construct, expand and improve facilities

As of March 31, 2018, we had capital work-in-progress of Rs.7,928 million and capital commitments of Rs.3,788 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India, the United States and Mexico. Our current capital work-in-progress and capital commitments primarily include projects towards capacity enhancement of our biologics facility in Hyderabad, strengthening packaging capability of our formulations manufacturing facilities at Visakhapatnam, building infrastructure for implementing the serialization regulation in our facilities at Hyderabad and Visakhapatnam and a corporate learning and research centre in Visakhapatnam. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and other investments. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2019 and March 31, 2020.

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

The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by reportable segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. Our Chief Executive Officer is the CODM of our company.

Our reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients; and

•	Proprietary Products.

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

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as below:

•	Evaluation of joint arrangements;

•	Assessment of functional currency;

•	Financial instruments;

•	Business combinations;

•	Useful lives of property, plant and equipment and intangible assets;

•	Valuation of inventories;

•	Measurement of recoverable amounts of cash-generating units;

•	Assets and obligations relating to employee benefits;

•	Provisions and other accruals;

•	Sales returns, rebates and chargeback provisions;

•	Evaluation of recoverability of deferred tax assets; and

•	Contingencies.

Revenue

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns, sales tax and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.

Revenue from sales of generic products in India is recognized upon delivery of products to distributors by our clearing and forwarding agents. Significant risks and rewards in respect of ownership of generic products are transferred by us when the goods are delivered to distributors from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them. Revenue from sales of API and intermediates in India is recognized on delivery of products to customers (generally formulation manufacturers) from our factories. Revenue from export sales and other sales outside of India is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which occurs upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

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

•	Chargebacks: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our book closure process, a chargeback validation is performed in which we track and reconcile the volume of inventory sold for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 95% of the total value of chargebacks outstanding at every year end reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

•	Shelf Stock Adjustments: Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by us, and are accrued when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

•	Rebates: Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

•	Sales Return Allowances: We account for sales returns by recording a provision based on our estimate of expected sales returns. Our estimate of sales returns is determined primarily by our historical experience. In respect of established products, we determine an estimate of sales returns provision primarily based on historical experience of such sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all of these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors.

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

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 68% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2018. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

a)	Estimated inventory—Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents an immaterial variation. Therefore, we believe that our estimation process in regard to this variable is reasonable.

b)	Unit pricing rate— At any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2017, 2016 and 2015, respectively, and ended March 31, 2018, 2017 and 2016, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). We note that the impact on net sales on account of such price variation was negligible.

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

A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2016, 2017 and 2018:

Particulars	Chargebacks		Rebates	Medicaid	Sales Returns
	(All values in U.S.$ millions)
Beginning Balance: April 1, 2015	194		222	17	40
Current provisions relating to sales during the year(1)	2,208		767	23	32
Provisions and adjustments relating to sales in prior years		*	-	-	-
Credits and payments**	(2,193)		(732)	(26)	(27)
Ending Balance: March 31, 2016	209		257	14	45

Beginning Balance: April 1, 2016	209		257	14	45
Current provisions relating to sales during the year (2)	1,963		700	22	28
Provisions and adjustments relating to sales in prior years		*	-	-	-
Credits and payments**	(1,981)		(771)	(23)	(37)
Ending Balance: March 31, 2017	191		186	13	36

Beginning Balance: April 1, 2017	191		186	13	36
Current provisions relating to sales during the year (3)	1,750		630	18	22
Provisions and adjustments relating to sales in prior years		*	-	-	-
Credits and payments**	(1,771)		(655)	(19)	(30)
Ending Balance: March 31, 2018	170		161	12	28

*	Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.1 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, we do not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or sales returns.

(1)	Chargebacks and rebates provisions for the year ended March 31, 2016 and payments for the year ended March 31, 2016 were each higher as compared to the year ended March 31, 2015, primarily as a result of product mix changes and the addition of new products.

(2)	Chargebacks and rebates provisions for the year ended March 31, 2017 and payments for the year ended March 31, 2017 were each lower as compared to the year ended March 31, 2016, primarily as a result of lower sales, product mix changes and relatively low value of new products.

(3)	Chargebacks and rebates provisions for the year ended March 31, 2018 and payments for the year ended March 31, 2018 were each lower as compared to the year ended March 31, 2017, primarily as a result of lower pricing rates per unit for chargebacks, due to a reduction in the invoice price to wholesalers for certain of our products, and due to certain product mix changes.

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

Our overall provision for sales returns as at March 31, 2018 was Rs.3,210 million, as compared to a provision of Rs.3,784 million as at March 31, 2017. This decrease in our provision was primarily attributable to a lower allowance for returns provision created for the year ended March 31, 2018 due to lower sales recorded for the year ended March 31, 2018 based on our historical experience and recent trends in actual sales returns, in the markets in which we operate. For further information regarding our sales return provisions, refer to Note 20 to our consolidated financial statements.

Services

Revenue from services rendered, which primarily relate to contract research, is recognized in the consolidated income statement as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognized as revenue over the expected period over which the related services are expected to be performed.

License fees

In the ordinary course of business, we periodically enter into certain dossier sales, licensing and supply arrangements with various parties. Income from licensing arrangements is generally recognized over the term of the contract. Some of these arrangements include certain performance obligations by us. Revenue from such arrangements is recognized in the period in which we complete all of our performance obligations.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, “short-term” means investments having original maturities of three months or less from the date of investment. Bank overdrafts that are repayable on demand and form an integral part of our cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Held-to-maturity investments

Held-to-maturity investments consist of investments in bonds with fixed or determinable payments and fixed maturity that we have the positive intention and the ability to hold to maturity. Such investments are initially measured at fair value with subsequent measurements made at amortized cost using the effective interest rate method.

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

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is expected within one year or within the normal operating cycle of the business. After initial recognition, trade payables are recognized at amortized cost using effective interest rate method.

Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. Trade receivables are classified as current assets if the collection is expected within one year or within the normal operating cycle of the business. After initial recognition, trade receivables are recognized at amortized cost using effective interest rate method.

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

Derivative financial instruments

We are exposed to exchange rate risks which arise from our foreign exchange revenues, expenses and borrowings primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, South African rands (“ZAR”), Romanian new leus and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Ukranian hryvnia and Euros.

We use derivative financial instruments, including foreign exchange forward contracts, option contracts and currency swap contracts, to mitigate our risk of changes in foreign currency exchange rates and interest rates. We also use non-derivative financial instruments as part of our foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecast transactions

We classify our derivative financial instruments that hedge foreign currency risk associated with highly probable forecast transactions as cash flow hedges and measure them at fair value. The effective portion of such cash flow hedges is recorded in our hedging reserve, as a component of equity, and reclassified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecast transactions. The ineffective portion of such cash flow hedges is recorded in the consolidated income statement as finance costs immediately.

We also designate certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecast transactions. Accordingly, we apply cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in our hedging reserve, as a component of equity, and reclassified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecast transactions.

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

However, foreign currency differences arising from the translation of the following items are recognized in other comprehensive income (“OCI”):

-	available-for-sale financial assets (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to the consolidated income statement);

-	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

-	qualifying cash flow hedges, to the extent that the hedges are effective.

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

In the case of foreign operations whose functional currency is different from Indian rupees (our parent company’s functional currency), the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in other comprehensive income/(loss) and presented within equity as part of FCTR. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to the consolidated income statement.

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

Recognition and measurement

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

Other intangible assets	Other intangible assets that are acquired us and that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.
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

•     future economic benefits are probable; and

•     we intend to, and have sufficient resources to, complete development and to use or sell the asset.

The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the consolidated income statement as incurred.

Separate acquisition of intangible assets	Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalized. Our criteria for capitalization of such assets is consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., the receipt of economic benefits embodied in each intangible asset separately purchased or licensed in the transaction is considered to be probable).
In-Process Research and Development assets (“IPR&D”)	Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development assets (“IPR&D”). IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated income statement under "Research and Development expenses".

Subsequent expenditure

Other intangible assets	Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated income statement as incurred.
IPR&D assets

Subsequent expenditure on an IPR&D project acquired separately or in a business combination and recognized as an intangible asset is:

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

As of March 31, 2018, no internal drug development expenditure amounts have met the recognition criteria. The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the consolidated income statements as incurred.

A substantial portion of our current research and development activities relates to the development of bio-equivalent products, which do not require full scale clinical trials to be conducted prior to the filing by us of applications with regulatory authorities to allow the marketing and sale of such products. Our total research and development costs for the year ended March 31, 2018 were Rs.18,265 million, which was approximately 13% of our total revenue for the year. The amounts spent on research and development related to our bio-equivalent products for the years ended March 31, 2018, 2017 and 2016 represented approximately 64%, 61%, and 65%, respectively, of our total research and development expenditures.

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

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

-	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit;

-	temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

-	taxable temporary differences arising upon the initial recognition of goodwill.

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

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognized in the financial statements. However, contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

Recent Accounting Pronouncements

Refer to Note 3(s) to our consolidated financial statements.

5.A. Operating results

Income Statement Data

	For the year ended March 31,
	2018		2018		2017		2016
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$	2,181	Rs.	142,028	Rs.	140,809	Rs.	154,708
Cost of revenues		1,009		65,724		62,453		62,427
Gross profit		1,172		76,304		78,356		92,281
Selling, general and administrative expenses		720		46,910		46,372		45,702
Research and development expenses		281		18,265		19,551		17,834
Other (income)/expense, net		(12)		(788)		(1,065)		(874)
Results from operating activities		183		11,917		13,498		29,619
Finance (expense)/income, net		32		2,080		806		(2,708)
Share of profit of equity accounted investees, net of tax		5		344		349		229
Profit before tax		220		14,341		14,653		27,140
Tax expense		70		4,535		2,614		7,127
Profit for the year	U.S.$	151	Rs.	9,806	Rs.	12,039	Rs.	20,013

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage
	For the year ended March 31,			Increase/(Decrease)
	2018	2017	2016	2017 to 2018	2016 to 2017
Revenues	100.0%	100.0%	100.0%	0.9%	(9.0%)
Gross profit	53.7%	55.6%	59.6%	(2.6%)	(15.1%)
Selling, general, and administrative expenses	33.0%	32.9%	29.5%	1.2%	1.5%
Research and development expenses	12.9%	13.9%	11.5%	(6.6%)	9.6%
Other (income)/expense, net	(0.6%)	(0.8%)	(0.6%)	(26.0%)	21.8%
Results from operating activities	8.4%	9.6%	19.1%	(11.7%)	(54.4%)
Finance (expense)/income, net	1.5%	0.6%	(1.8%)	158.1%	(129.8%)
Share of profit of equity accounted investees, net of tax	0.2%	0.2%	0.1%	(1.4%)	52.5%
Profit before taxes	10.1%	10.4%	17.5%	(2.1%)	(46.0%)
Tax expense	3.2%	1.9%	4.6%	73.5%	(63.3%)
Profit for the year	6.9%	8.5%	12.9%	(18.5%)	(39.8%)

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the year ended March 31,
	2018			2017			2016
	(Rs. in millions)
	Revenues		% of Segment revenue	Revenues		% of Segment revenue	Revenues		% of Segment revenue
Global Generics	Rs.	114,014	80%	Rs.	115,409	82%	Rs.	128,062	83%
PSAI		21,992	16%		21,277	15%		22,379	14%
Proprietary Products		4,245	3%		2,363	2%		2,659	2%
Others		1,777	1%		1,760	1%		1,608	1%
Total	Rs.	142,028	100%	Rs.	140,809	100%	Rs.	154,708	100%

Fiscal Year Ended March 31, 2018 compared to Fiscal Year Ended March 31, 2017

Revenues

Our overall consolidated revenues were Rs.142,028 million for the year ended March 31, 2018, an increase of 1% as compared to Rs.140,809 million for the year ended March 31, 2017. This revenue growth for the year ended March 31, 2018 was primarily due to higher income from out-licensing products in our proprietary products segment, partially offset by decreased sales (largely driven by reduced prices) in our Global Generics segment’s North America (the United States and Canada) business.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2018			2017			2016
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	114,014	80%	Rs.	115,409	82%	Rs.	128,062	83%
North America (the United States and Canada)		59,822	53%		63,601	55%		75,445	59%
Europe		8,217	7%		7,606	7%		7,732	6%
India		23,321	20%		23,131	20%		21,293	17%
Russia and other countries of the former Soviet Union		16,528	15%		15,238	13%		14,176	11%
Others		6,126	5%		5,833	5%		9,416	7%
PSAI		21,992	16%		21,277	15%		22,379	14%
Proprietary Products and Others		6,022	4%		4,123	3%		4,267	3%
Total		142,028	100%		140,809	100%		154,708	100%

* This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

For the year ended March 31, 2018, the U.S. dollar depreciated by approximately 4%, and the Euro and the Russian rouble appreciated 3% and 5%, respectively, against the Indian rupee as compared to the year ended March 31, 2017. These changes in exchange rates decreased our reported revenues because of the decrease in Indian rupee realization from sales in U.S. dollars.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.114,014 million for the year ended March 31, 2018, a decrease of 1% as compared to Rs.115,409 million for the year ended March 31, 2017. The revenue decline was largely attributable to this segment’s operations in the United States.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing decrease in revenues of this segment was attributable to the following factors:

•	a decrease of approximately 13% resulting from the net impact of changes in sales prices of the products in this segment;

•	the foregoing was partially offset by an increase of approximately 5% resulting from a net increase in the sales volumes of existing products in this segment; and

•	in addition, the foregoing was also partially offset by an increase of approximately 7% resulting from new products launched during the year ended March 31, 2018.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.59,822 million for the year ended March 31, 2018, a decrease of 6% as compared to the year ended March 31, 2017. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 4% for the year ended March 31, 2018 as compared to the year ended March 31, 2017.

This revenue decrease was largely attributable to the following:

•	reduced sales (primarily due to significant price erosion) as a result of increased competition for our key products, such as valgancyclovir, decitabine and azacitidine;

•	significant decline in our sale of products to McNeil Consumer Healthcare following the conclusion of some of our existing supply arrangements with them; and

•	the foregoing was partially offset by revenues from new products launched during the year ended March 31, 2018, such as ezetimibe and simvastatin, doxorubicin hydrochloride liposome injection, sevelamer carbonate and palonosetron hydrochloride injection.

During the year ended March 31, 2018, we made 19 new ANDA filings with the U.S. FDA. As of March 31, 2018 our cumulative filings were 284, which includes 4 NDA filings under section 505(b)(2) and 280 ANDA filings. These 280 ANDA filings include 8 ANDAs that we acquired from Teva and an affiliate of Allergan plc. As of March 31, 2018, we had 110 filings pending approval with the U.S. FDA (107 ANDAs and 3 NDAs under 505(b)(2) route including 14 tentative approvals). Of the 107 ANDAs which are pending approval, 63 are Paragraph IV filings, and we believe that we are the first to file with respect to 30 of these filings. Further, these 107 ANDAs which are pending for approval include 6 ANDAs acquired from Teva and Allergan plc’s affiliate, of which 5 are Paragraph IV filings.

India: Our Global Generics segment’s revenues from India were Rs.23,321 million, for the year ended March 31, 2018, an increase of 1% as compared to the year ended March 31, 2017. This growth was largely attributable to revenues from new brands launched in India during the year ended March 31, 2018, and an increase in sales volumes of our existing products, which was partially offset by the decrease in sales prices of our existing products.

Prior to the transition to India’s new Goods and Service Tax (“GST”) regime, which became effective on July 1, 2017, the excise duty amount was recorded in revenues with a corresponding amount recorded in the cost of revenues. For periods effective on or after July 1, 2017, excise duty has been subsumed in the GST, and is not recorded in revenues or cost of revenues. Consequently, the revenues reported for periods subsequent to the GST transition no longer reflect excise duty, and the reported growth would therefore be lower. According to IMS Health in its Moving Annual Total report for the year ended March 31, 2018, our secondary sales in India grew by 1.8% during such period, as compared to the India pharmaceutical market’s growth of 6.3% during such period. During the year ended March 31, 2018, we launched 20 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily South Africa and Australia) were Rs.22,654 million for the year ended March 31, 2018, an increase of 8% as compared to the year ended March 31, 2017. This revenue increase was largely attributable to increased revenues from Russia and other countries, as described below.

Russia: Our Global Generics segment’s revenues from Russia were Rs.12,606 million for the year ended March 31, 2018, an increase of 9% as compared to the year ended March 31, 2017. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 4% for the year ended March 31, 2018 as compared to the year ended March 31, 2017. This revenue increase was largely attributable to increased supplies of rituximab. Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2018 were approximately 43% of our total revenues from Russia.

According to IMS Health, as per its report for the year ended March 31, 2018, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for such period, was as follows:

	Year ended March 31, 2018
	Dr. Reddy's			Russian pharmaceutical market
	Sales value	Volume		Sales value	Volume
Prescription (Rx)	1.66%	(2.02%	)	6.33%	1.03%
Over-the-counter (OTC)	5.04%	(0.26%	)	0.76%	(3.45%	)
Total (Rx + OTC)	3.00%	(1.50%	)	3.35%	(2.14%	)

As per the above referenced IMS Health report, our market shares in Russia for the years ended March 31, 2018 and 2017 were as follows:

	Year ended March 31,
	Volume based		Value based
	2018	2017	2018	2017
Prescription (Rx)	4.21%	4.30%	1.94%	2.00%
Over-the-counter (OTC)	0.51%	0.71%	0.61%	0.60%
Total (Rx + OTC)	1.78%	1.77%	1.54%	1.54%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.3,922 million for the year ended March 31, 2018, an increase of 6% as compared to the year ended March 31, 2017. This increase was largely attributable to increased revenues from our existing products, as well as revenues from new products launched during the year ended March 31, 2018, primarily from nasavin tablets.

“Rest of the World” Markets: We refer to all markets of this segment, other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India, as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.6,126 million for the year ended March 31, 2018, an increase of 5% as compared to the year ended March 31, 2017. During the year ended March 31, 2018, we expanded our presence in Brazil and Colombia, where we have a portfolio of high quality and affordable medicines for cancer patients.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom and our out-licensing business across Europe, and were Rs.8,217 million for the year ended March 31, 2018, an increase of 8% as compared to the year ended March 31, 2017. This increase was primarily on account of higher sales in the United Kingdom and higher revenues from out-licensing products.

Pharmaceutical Services and Active Ingredients

Our PSAI segment’s revenues were Rs.21,992 million for the year ended March 31, 2018, an increase of 3% as compared to the year ended March 31, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase in revenues was largely attributable to:

•	increased sales of active pharmaceutical ingredients for the year ended March 31, 2018, which increased our PSAI segment’s revenues by approximately 6%; and

•	the foregoing was partially offset by decreased customer orders for our pharmaceutical development services, which decreased our PSAI segment’s revenues by approximately 3%.

During the year ended March 31, 2018, we filed 73 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of March 31, 2017 were 882, including 207 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.76,304 million for the year ended March 31, 2018, representing 53.7% of our revenues for that period, as compared to Rs.78,356 million for the year ended March 31, 2017, representing 55.6% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profit by segment:

	For the year ended March 31,
	2018		2017		2016
	(Rs. in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	Rs.67,190	59%	Rs.71,079	62%	Rs.84,427	66%
PSAI	4,446	20%	4,473	21%	4,931	22%
Proprietary Products	3,799	89%	1,951	83%	2,217	83%
Others	869	49%	853	49%	706	44%
Total	76,304	54%	Rs.78,356	56%	Rs.92,281	60%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit from our Global Generics segment decreased to 59% for the year ended March 31, 2018, as compared to 62% for the year ended March 31, 2017. This decrease was largely attributable to significant price erosion in the United States and the impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

The gross profit from our PSAI segment decreased to 20% for the year ended March 31, 2018, from 21% for the year ended March 31, 2017. This decrease was primarily due to a decrease in sales of products with higher gross profit margins during the year ended March 31, 2018.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.46,910 million for the year ended March 31, 2018, an increase of 1% as compared to Rs.46,372 million for the year ended March 31, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, primarily on account of annual raises and increases in the number of employees, all of which increased our selling, general and administrative expenses by approximately 3%; and

•	the foregoing was partially offset by decreased other costs, which decreased our selling, general and administrative expenses by approximately 2%.

As a proportion of our total revenues, our selling, general and administrative expenses was at 33.0% for the year ended March 31, 2018 as compared to 32.9% for the year ended March 31, 2017.

Research and development expenses

Our research and development expenses were Rs.18,265 million for the year ended March 31, 2018, a decrease of 7% as compared to Rs.19,551 million for the year ended March 31, 2017. The decrease was primarily on account of deferrals in certain milestone related payments to subsequent quarters of the year ending March 31, 2019. Our focus continues on building our pipeline of complex generics, biosimilars and differentiated products.

As a proportion of our total revenues, our research and development expense was at 12.9% for the year ended March 31, 2018 as compared to 13.9% for the year ended March 31, 2017.

Other (income)/expense, net

Our net other income was Rs.788 million for the year ended March 31, 2018, a decrease of 26% as compared to net other income of Rs.1,065 million for the year ended March 31, 2017.

Finance (expense)/income, net

Our net finance income was Rs.2,080 million for the year ended March 31, 2018, as compared to net finance income of Rs.806 million for the year ended March 31, 2017. The increase in net finance income was attributable to:

•	profit on sale of investments of Rs.2,270 million for the year ended March 31, 2018, as compared to profit on sale of investments of Rs.957 million for the year ended March 31, 2017;

•	the foregoing was partially offset by an increase in net interest expense to Rs.248 million for the year ended March 31, 2018, as compared to net interest expense of Rs.77 million for the year ended March 31, 2017; and

•	the foregoing was further partially offset by a decrease in net foreign exchange gain to Rs.58 million for the year ended March 31, 2018, as compared to net foreign exchange loss of Rs.74 million for the year ended March 31, 2017.

Profit before tax

As a result of the above, our profit before taxes was Rs.14,341 million for the year ended March 31, 2018, a decrease of 2% as compared to Rs.14,653 million for the year ended March 31, 2017.

Tax expense

Our tax expense was Rs.4,535 million for the year ended March 31, 2018, as compared to Rs.2,614 million for the year ended March 31, 2017. Our consolidated weighted average tax rate was 31.6% for the year ended March 31, 2018, as compared to 17.8% for the year ended March 31, 2017.

The effective rate of tax for the year ended March 31, 2018 was higher primarily on account of implementation of the provisions of The Tax Cuts and Jobs Act of 2017 that was enacted into law in the United States on December 22, 2017. Due to this enactment, we re-measured our deferred tax assets and liabilities in our subsidiaries based in the U.S. as per the new tax law and this resulted in a charge of Rs.1,304 for the year ended March 31, 2018. Such a charge primarily reflected the impact on our U.S. deferred tax assets of the new tax law’s reduction in the U.S. corporate federal income tax rate from 35% to 21%.

Profit for the period

As a result of the above, our net profit was Rs.9,806 million for the year ended March 31, 2018, representing 6.9% of our total revenues for such period, as compared to Rs.12,039 million for the year ended March 31, 2017, representing 8.5% of our total revenues for such period.

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

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2017			2016			2015
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	115,409	82%	Rs.	128,062	83%	Rs.	119,397	81%
North America (the United States and Canada)		63,601	55%		75,445	59%		63,564	53%
Europe		7,606	7%		7,732	6%		6,481	5%
India		23,131	20%		21,293	17%		17,870	15%
Russia and other countries of the former Soviet Union		15,238	13%		14,176	11%		18,425	16%
Others		5,833	5%		9,416	7%		13,057	11%
PSAI	Rs.	21,277	15%	Rs.	22,379	14%	Rs.	25,456	17%
North America (the United States and Canada)		3,569	17%		3,052	14%		4,605	18%
Europe		8,410	40%		9,313	42%		10,507	41%
India		1,750	8%		2,618	12%		3,288	13%
Others		7,548	35%		7,396	32%		7,056	28%
Proprietary Products and Others	Rs.	4,123	3%	Rs.	4,267	3%	Rs.	3,336	2%
Total	Rs.	140,809	100%	Rs.	154,708	100%	Rs.	148,189	100%

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

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing decrease in revenues of this segment was attributable to the following factors:

•	a decrease of approximately 10% resulting from the net impact of changes in sales prices of the products in this segment; and

•	a decrease of approximately 3% resulting from a net decrease in the sales volumes of existing products in this segment, which includes lower sales from Venezuela due to the voluntary reduction of our supply of products to this country as a risk mitigation approach; and

•	the foregoing was partially offset by an increase of approximately 3% resulting from the introduction of new products during the year ended March 31, 2017.

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

During the year ended March 31, 2017, we made 26 new ANDA filings with the U.S. FDA. As of March 31, 2017 our cumulative filings were 265, which includes 3 NDA filings under section 505(b)(2) and 262 ANDA filings. These 262 ANDA filings include 8 ANDAs that we acquired from Teva Pharmaceutical Industries Ltd. (“Teva”) and an affiliate of Allergan plc As of March 31, 2017, we had 101 filings pending approval with the U.S. FDA (99 ANDAs and 2 NDAs under 505(b)(2) route). Of the 99 ANDAs which are pending approval, 62 are Paragraph IV filings, and we believe that we are the first to file with respect to 21 of these filings. Further, these 99 ANDAs which are pending for approval include 7 ANDAs acquired from Teva and Allergan’s affiliate, of which 6 are Paragraph IV filings.

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

According to IMS Health, as per its report for the year ended March 31, 2017, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for such period, was as follows:

	Year ended March 31, 2017
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	3.07%	2.38%	2.61%	(4.92%	)
Over-the-counter (OTC)	6.81%	12.80%	10.88%	(1.02%	)
Total (Rx + OTC)	4.49%	5.13%	5.60%	(3.92%	)

As per the above referenced IMS Health report, our volume-based market shares in Russia for the years ended March 31, 2017 and 2016 were as follows:

	Year ended March 31,
	2017	2016
Prescription (Rx)	4.30%	4.50%
Over-the-counter (OTC)	0.71%	0.66%
Total (Rx + OTC)	1.77%	1.77%

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

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom and our out-licensing business across Europe, and were Rs.7,606 million for the year ended March 31, 2017, a decrease of 2% as compared to the year ended March 31, 2016. This decrease was primarily due to the impact of depreciation of the British pound sterling, largely driven by the Brexit vote.

Pharmaceutical Services and Active Ingredients

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

The following table sets forth, for the period indicated, our gross profit by segment:

	For the year ended March 31,
	2017			2016			2015
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	71,079	62%	Rs.	84,427	66%	Rs.	77,569	65%
PSAI		4,473	21%		4,931	22%		5,709	22%
Proprietary Products		1,951	83%		2,217	83%		1,796	83%
Others		853	49%		706	44%		329	28%
Total	Rs.	78,356	56%	Rs.	92,281	60%	Rs.	85,403	58%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit from our Global Generics segment decreased to 61.6% for the year ended March 31, 2017, as compared to 65.9% for the year ended March 31, 2016. This decrease was largely attributable to the impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

The gross profit from our PSAI segment decreased to 21.0% for the year ended March 31, 2017, from 22.0% for the year ended March 31, 2016. This decrease was primarily due to a decrease in sales of products with higher gross profit margins during the year ended March 31, 2017.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.46,372 million for the year ended March 31, 2017, an increase of 1% as compared to Rs.45,702 million for the year ended March 31, 2016. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased sales and marketing expenses, primarily on account of a provision of Rs.374 million as a potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations (refer to Note 39 of our consolidated financial statements for further details), as well as higher spending in India, Russia and Proprietary products, all of which increased our selling, general and administrative expenses by approximately 4%; and

•	the foregoing was partially offset by decreased other costs, which decreased our selling, general and administrative expenses by approximately 2%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 32.9% for the year ended March 31, 2017 as compared to 29.5% for the year ended March 31, 2016.

Research and development expenses

Our research and development expenses were Rs.19,551 million for the year ended March 31, 2017, an increase of 10% as compared to Rs.17,834 million for the year ended March 31, 2016. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds. In addition, our research and development expenses for the year ended March 31, 2017 include costs incurred towards assets in-licensed from Xenoport, Inc. and Eisai Co., Limited. Our research and development expenses increased to 13.9% of our total revenues for the year ended March 31, 2017, as compared to 11.5% of our total revenues for the year ended March 31, 2016.

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

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2016			2015			2014
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	128,062	83%	Rs.	119,397	81%	Rs.	104,483	79%
North America (the United States and Canada)		75,445	59%		63,564	53%		54,622	52%
Europe		7,732	6%		6,481	5%		6,110	6%
India		21,293	17%		17,870	15%		15,713	15%
Russia and other countries of the former Soviet Union		14,176	11%		18,425	16%		20,679	20%
Others		9,416	7%		13,057	11%		7,359	7%
PSAI	Rs.	22,379	14%	Rs.	25,456	17%	Rs.	23,974	18%
North America (the United States and Canada)		3,052	14%		4,605	18%		3,820	16%
Europe		9,313	42%		10,507	41%		9,058	38%
India		2,618	12%		3,288	13%		3,787	16%
Others		7,396	32%		7,056	28%		7,309	30%
Proprietary Products and Others	Rs.	4,267	3%	Rs.	3,336	2%	Rs.	3,713	3%
Total	Rs.	154,708	100%	Rs.	148,189	100%	Rs.	132,170	100%

* This represents the segment’s revenue from sales in the respective geography as a percentage of the total segment’s revenue.

During the year ended March 31, 2016, the U.S. dollar appreciated by approximately 7% against the Indian rupee, while the Euro and the Russian rouble depreciated by approximately 7% and 27%, respectively, against the Indian rupee as compared to the year ended March 31, 2015. These changes in exchange rates increased our reported revenues because of the increase in Indian rupee realization from sales in U.S. dollars, partially offset by the decrease in Indian rupee realization from sales in Euros and Russian roubles. However, our higher realization for the U.S. dollar was offset by net losses realized on cash flow hedges undertaken by us to hedge the foreign currency risk associated with highly probable forecast sales transactions.

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

According to IMS Health, as per its report for the year ended March 31, 2016, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the year ended March 31, 2016 was as follows:

	Year ended March 31, 2016
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	2.61%	(4.92%)	10.25%	(1.07%)
Over-the-counter (OTC)	10.88%	(1.02%)	6.73%	(5.09%)
Total (Rx + OTC)	5.60%	(3.92%)	8.36%	(3.96%)

As per the above referenced IMS Health report, our volume-based market shares in Russia for the years ended March 31, 2016 and 2015 were as follows:

	Year ended March 31,
	2016	2015
Prescription (Rx)	4.50%	4.68%
Over-the-counter (OTC)	0.66%	0.63%
Total (Rx + OTC)	1.77%	1.77%

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

Pharmaceutical Services and Active Ingredients

Our PSAI segment's revenues for the year ended March 31, 2016 were Rs.22,379 million, a decrease of 12% as compared to the year ended March 31, 2015. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to:

•	decreased sales of active pharmaceutical ingredients for the year ended March 31, 2016, primarily attributable to decreased sales volumes and sales prices of existing products, which decreased our PSAI segment's revenues by approximately 13%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment's revenues by approximately 1%.

During the year ended March 31, 2016, we filed 50 DMFs worldwide. Cumulatively, our total worldwide DMFs as of March 31, 2016 were 768, including 218 DMFs in the United States.

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

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit from our Global Generics segment increased to 65.9% for the year ended March 31, 2016 from 65.0% for the year ended March 31, 2015. This increase was largely attributable to the impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

The gross profit from our PSAI segment decreased to 22.0% for the year ended March 31, 2016, from 22.4% for the year ended March 31, 2015. This decrease was primarily due to a decrease in sales of products with higher gross profit margins during the year ended March 31, 2016.

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

Finance (expense)/income, net

Our net finance expense was Rs.2,708 million for the year ended March 31, 2016, as compared to net finance income of Rs.1,682 million for the year ended March 31, 2015. The increase in net finance expense was attributable to:

•	net foreign exchange gain of Rs.488 million (excluding the impact of our Venezuela operations described below) for the year ended March 31, 2016, as compared to net foreign exchange gain of Rs.1,801 million for the year ended March 31, 2015;

•	foreign exchange losses related to our Venezuela operations of Rs.4,621 million for the year ended March 31, 2016, as compared to such losses of Rs.843 million for the year ended March 31, 2015. Refer to Note 38 to our consolidated financial statements for further details;

•	net interest income of Rs.573 million for the year ended March 31, 2016, as compared to net interest expense of Rs.31 million for the year ended March 31, 2015; and

•	profit on sale of investments of Rs.852 million for the year ended March 31, 2016, as compared to profit on sale of investments of Rs.755 million for the year ended March 31, 2015.

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

The increase in our effective tax rate for the year ended March 31, 2016 was primarily attributable to the following:

•	non-deductible losses related to our Venezuela operations, which resulted in an increase in our effective tax rate by approximately 3.8% (refer to Note 38 of our consolidated financial statements for further details);

•	deferred tax expense on undistributed earnings of a subsidiary outside India, which resulted in an increase in our effective tax rate by approximately 1.9%;

•	an increase in the effective tax rate by approximately 1.8% due to non-recognition of certain deferred tax assets, as we believe that availability of taxable profits against which the temporary differences can be utilized is not probable;

•	recognition of a previously unrecognized deferred tax asset pertaining to a jurisdiction outside of India, which resulted in a decrease in our effective tax rate by approximately 1.1%; and

•	an increase in weighted deduction on eligible research and development expenditure in India, during the year ended March 31, 2016, as compared to the year ended March 31, 2015, has resulted in a decrease in the effective tax rate by 1.8%. The rate of weighted deduction on our eligible research and development expenditure was equal to 200% for the years ended March 31, 2016 and 2015, respectively.

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

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We borrowed U.S.$150 million during the year ended March 31, 2014, which was to be repaid in five quarterly installments beginning February 2018. During the three months ended December 31, 2016, we entered into a financing arrangement with certain financial institutions to refinance this borrowing of U.S.$150 million. As per the repayment schedule applicable to the refinanced borrowing, we repaid U.S.$75 million on November 28, 2016 (refer to Note 17 to our consolidated financial statements for further details). These loans were incurred primarily to repay some of our then existing short term borrowings and to meet anticipated capital expenditures over the near term.

During the three months ended September 30, 2016, Dr. Reddy’s Laboratories, SA, one of our subsidiaries, in Switzerland (the “Swiss Subsidiary”), borrowed U.S.$350 million of short-term loans from certain institutional lenders (refer to Note 17 to our consolidated financial statements for further details). These loans were borrowed for the purpose of funding the acquisition of eight ANDAs from Teva and an affiliate of Allergan plc in the United States (refer to Note 33 of our consolidated financial statements for additional details). During the three months ended June 30, 2017, the entire short-term borrowing of U.S.$350 was repaid.

During the three months ended June 30, 2017, the Swiss Subsidiary borrowed U.S.$250 million from certain institutional lenders (refer to Note 17 to our consolidated financial statements for further details), of which U.S.$200 million is required to be repaid in one balloon installment due on the 60 month anniversary of the date of the loan, and the remaining U.S.$50 million is repayable in five equal quarterly installments of U.S.$10 million each, commencing at the end of the 30 month anniversary and continuing until the 42 month anniversary of the date of the loan.

During the three months ended June 30, 2017, Reddy Holding GmbH, one of our subsidiaries in Germany, borrowed EUR 42 million, which is repayable in three equal installments due at the end of the two, three and four year anniversaries of the date of the loan.

The following table summarizes our statements of cash flows for the years presented:

	For the year ended March 31,
	2018		2017		2016
	(Rs. in millions)
Net cash provided by/(used in):
Operating activities	Rs.	18,029	Rs.	21,513	Rs.	41,247
Investing activities		(14,883)		(18,471)		(20,423)
Financing activities		(4,440)		(3,692)		(17,001)
Net increase/(decrease) in cash and cash equivalents		(1,294)		(650)		3,823
Effect of exchange rate changes on cash		57		(492)		(4,296)

In addition to cash, inventory and our balance of accounts receivable, our unused sources of liquidity included Rs.24,046 million in available credit under revolving credit facilities with banks as of March 31, 2018. We had no other material unused sources of liquidity as of March 31, 2018.

Cash Flow from Operating Activities

Year ended March 31, 2018 compared to year ended March 31, 2017

Our profit before interest expense/income, profit/loss on sale of investments, tax expense, impairment loss, depreciation and amortization was Rs.24,082 million for the year ended March 31, 2018, as compared to Rs.25,495 million, for the year ended March 31, 2017.

The net result of our operating activities was a net cash inflow of Rs.18,029 million for the year ended March 31, 2018, as compared to a net cash inflow of Rs.21,513 million for the year ended March 31, 2017. Accordingly, our net cash inflow decreased by Rs.3,484 million during the year ended March 31, 2018 as compared to the year ended March 31, 2017, primarily due to increases in working capital requirements as described below.

Increases in working capital accounted for net cash outflows of Rs.8,992 million and Rs.5,350 million during the years ended March 31, 2018 and 2017, respectively. This increase in working capital requirements during the year ended March 31 2018, as compared to the year ended March 31, 2017, resulted in a significant decrease in our net cash provided by operating activities. The increase in working capital requirements during the year ended March 31, 2018 primarily resulted from an increase in our inventories by Rs.3,233 million and increase in our trade receivables by Rs.2,097 million. The increase in total inventories was primarily on account of an increase in the inventories held for our new product launches.

Our days’ sales outstanding (“DSO”) as at March 31, 2018 and March 31, 2017, were 102 days and 96 days, respectively. The increase in our DSO was primarily on account of (a) changes in the mix of our receivables, due to increase in the proportion of receivables from our customers with longer credit periods in the United States; and (b) an increase in the trade receivables in our API and Russia businesses.

Year ended March 31, 2017 compared to year ended March 31, 2016

Our profit for the year before interest expense/income, profit/loss on sale of investments, tax expense, impairment loss, depreciation and amortization was Rs.25,495 million for the year ended March 31, 2018, as compared to Rs.36,253 million, for the year ended March 31, 2017.

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

Increases in working capital accounted for net cash outflows of Rs.5,350 million and Rs.188 million during the years ended March 31, 2017 and 2016, respectively. This increase in working capital requirements during the year ended March 31, 2017, as compared to the year ended March 31, 2016, resulted in a significant decrease in our net cash provided by operating activities. The increase in working capital requirements during the year ended March 31, 2017 primarily resulted from an increase in our inventories by Rs.6,325 million. The decrease in our earnings during the year ended March 31, 2017 was primarily due to lower sales of some of our key products on account of increased competition.

Our days’ sales outstanding (“DSO”) as at March 31, 2017 and March 31, 2016, were 96 days and 99 days, respectively. The decrease in our DSO was primarily due to improved collections from customers in the United States.

Cash Flow from Investing Activities

Year ended March 31, 2018 compared to year ended March 31, 2017

Our investing activities resulted in a net cash outflow of Rs.14,883 million for the year ended March 31, 2018, as compared to Rs.18,471 million for the year ended March 31, 2017. This decrease in net cash outflow of Rs.3,588 million was primarily due to:

•	a net decrease of Rs.26,954 in the net cash outflow attributable to key acquisitions during the year ended March 31, 2018 as compared to the year ended March 31, 2017, as follows:

o	Rs.23,366 million was paid to Teva and an affiliate of Allergan plc for the acquisition of eight ANDAs during the year ended March 31, 2017 (refer to Note 33 of our consolidated financial statements for further details); and

o	Rs.3,159 million was paid to XenoPort, Inc. for the acquisition of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity which forms a part of our Proprietary Products segment, during the year ended March 31, 2017 (refer to Note 34 of our consolidated financial statements for further details).

•	net decrease in amounts spent on property, plant and equipment by Rs.3,082 million during the year ended March 31, 2018 as compared to the year ended March 31, 2017; and

•	the foregoing was partially offset by an increase in net cash outflow by Rs.26,335 million for the year ended March 31, 2018, as compared to the year ended March 31, 2017, through investments in mutual funds and fixed deposits having an original maturity of more than three months.

Year ended March 31, 2017 compared to year ended March 31, 2016

Our investing activities resulted in a net cash outflow of Rs.18,471 million for the year ended March 31, 2017, as compared to Rs.20,423 million for the year ended March 31, 2016. This decrease in net cash outflow of Rs.1,952 million was primarily due to:

•	an increase in net cash inflow by Rs.20,923 million for the year ended March 31, 2017, as compared to the year ended March 31, 2016, in the proceeds from redemption of investments in mutual funds and fixed deposits having an original maturity of more than three months;

•	the foregoing was partially offset by a net increase in amounts spent on property, plant and equipment by Rs.301 million during the year ended March 31, 2017 as compared to the year ended March 31, 2016; and

•	in addition, the foregoing was also partially offset by a net increase of Rs.18,579 in the net cash outflow attributable to key acquisitions during the year ended March 31, 2017 as compared to the year ended March 31, 2016, as follows:

o	Rs.7,936 million was paid to UCB India Private Limited and other UCB group companies (“UCB”) for the acquisition of a select portfolio of established products business during the year ended March 31, 2016 (refer to Note 34 of our consolidated financial statements for further details);

o	Rs.1,158 million was paid to Alchemia Limited for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium during the year ended March 31, 2016 (refer to Note 34 of our consolidated financial statements for further details);

o	Rs.23,366 million was paid to Teva and an affiliate of Allergan plc for the acquisition of eight ANDAs during the year ended March 31, 2017 (refer to Note 33 of our consolidated financial statements for further details);

o	Rs.3,159 million was paid to XenoPort, Inc. for the acquisition of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity which forms a part of our Proprietary Products segment, during the year ended March 31, 2017 (refer to Note 34 of our consolidated financial statements for further details);

o	Rs.1,148 million paid to Ducere Pharma LLC for the purchase of six OTC brands which forms a part of our Global Generics segment, during the year ended March 31, 2017 (refer to Note 34 of our consolidated financial statements for further details);

Cash Flow from Financing Activities

Year ended March 31, 2018 compared to year ended March 31, 2017

Our financing activities resulted in a net cash outflow of Rs.4,440 million for the year ended March 31, 2018, as compared to Rs.3,692 million for the year ended March 31, 2017.

During the year ended March 31, 2018, there was a decrease in net short-term borrowings by Rs.18,024 million, primarily on account of repayment of Rs.23,222 million by our Swiss subsidiary, which was offset by an increase in long-term borrowings of Rs.18,907 million incurred by our subsidiaries in Switzerland and Germany. Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.3,992 million.

During the year ended March 31, 2017, we bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694 million (refer to Note 15 of our consolidated financial statements for further details). In addition, we repaid long term borrowings of Rs.5,220 million, which primarily consisted of the partial repayment of a U.S.$150 million loan by our parent company (refer to Note 17 to our consolidated financial statements for further details). Furthermore, we incurred net short-term borrowings of Rs.21,536 million during the year ended March 31, 2017, including borrowings of Rs.23,366 million (U.S.$350 million) by our Swiss subsidiary for the purpose of acquiring eight ANDAs from Teva and an affiliate of Allergan plc (refer to note 33 of our consolidated financial statements for further details). Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.3,390 million.

Year ended March 31, 2017 compared to year ended March 31, 2016

Our financing activities resulted in a net cash outflow of Rs.3,692 million for the year ended March 31, 2017, as compared to Rs.17,001 million for the year ended March 31, 2016.

During the year ended March 31, 2017, we bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694 million (refer to Note 15 of our consolidated financial statements for further details). In addition, we repaid long term borrowings of Rs.5,220 million, which primarily consisted of the partial repayment of a U.S.$150 million loan by our parent company (refer to Note 17 to our consolidated financial statements for further details). Furthermore, we incurred net short-term borrowings of Rs.21,536 million during the year ended March 31, 2017, including borrowings of Rs.23,366 million (U.S.$350 million) by our Swiss subsidiary for the purpose of acquiring eight ANDAs from Teva and an affiliate of Allergan plc (refer to note 33 of our consolidated financial statements for further details). Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.3,390 million.

During the year ended March 31, 2016, we repaid long term borrowings of Rs.11,706 million, which primarily consisted of the repayment of all long term borrowings by our subsidiaries in Switzerland and the United Kingdom (refer to Note 17 to our consolidated financial statements for further details). Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.4,106 million and repaid short term loans of Rs.273 million during the year ended March 31, 2016.

Principal obligations

The following table summarizes our principal debt obligations (excluding capital lease obligations) outstanding as of March 31, 2018:

	Payments due by period
Principal debt obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings from banks	Rs.	25,466	Rs.	25,466	Rs.	-	Rs.	-
Long-term debt in foreign currency(1)		24,576		-		24,576		-
Total obligations	Rs.	50,042	Rs.	25,466	Rs.	24,576	Rs.	-

(1)	Long-term debt obligations disclosed in the above table do not reflect any netting of transactions costs of Rs.117.

Annual rate of interest

Short term borrowings

	As at March 31, 2018
	Outstanding balance		Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs.millions)
Packing credit borrowings	Rs.	21,008	USD	1 Month LIBOR + (30) to 30 bps	Rs.	20,771	Rs.	22,879
			INR	6.00%
			RUB	6.75%
Other foreign currency borrowings		4,458	USD	1 Month/3 Months LIBOR + 65 to 85 bps		7,383		26,746
			UAH	18.00%
			RUB	8.20%

	As at March 31, 2017
	Outstanding balance	Currency	Interest rate	Average amount outstanding		Maximum amount outstanding
	(All amounts in Rs.millions)
Packing credit borrowings	Rs.18,699	USD	1 Month LIBOR + (30) to 1 bps	Rs.	20,725	Rs.	24,462
		USD	0.01%
		INR	T-Bill + 30bps
		INR	6.92% to 6.95%
		RUB	9.95%
Other foreign currency borrowings	24,840	USD	1 Month LIBOR + 40 to 60 bps		18,842		29,043
		RUB	10.48%

The maturities of our short-term borrowings from banks vary from one month to twelve months. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.

Long term borrowings

	As at March 31,
	2018				2017
	Outstanding balance		Currency	Interest Rate	Outstanding balance		Currency	Interest Rate
Foreign currency borrowings	Rs.	21,065	USD	1 Month LIBOR + 45 to 82.7 bps	Rs.	4,852	USD	1 Month LIBOR + 82.7 bps
		3,394	EUR	0.81%		-	-	-

Subject to obtaining certain regulatory approvals, there are no legal or economic restrictions on the transfer of funds between us and our subsidiaries or for the transfer of funds in the form of cash dividends, loans or advances. However, transfers of funds from Venezuela are subject to certain exchange control regulations. Refer to Note 38 of our consolidated financial statements for further details. Consistent with our risk management policy, we use interest rate swaps to mitigate the risk of changes in interest rates.

Cash and cash equivalents are primarily held in Indian rupees, U.S. dollars, U.K. pounds sterling, Euros, Kazakhstan tenges, Brazilian reals and Swiss francs.

As of March 31, 2018 and 2017, we had committed to spend Rs.3,788 million and Rs.5,256 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our long term borrowings.

5.C. Research and development, patents and licenses, etc.

Research and Development

Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

•	Global Generics, where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the highly regulated markets of the United States and Europe as well as emerging markets. Global Generics also includes our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.

•	Pharmaceutical Services and Active Ingredients, where our research and development activities concentrate on development of chemical processes for the synthesis of API for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical line of business, where we continue to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain, from discovery all the way to the market.

•	Proprietary Products, where we focus on the research, development, and manufacture of differentiated formulations. These novel products fall within the dermatology and neurology therapeutic areas.

In the years ended March 31, 2018, 2017 and 2016, we expended Rs.18,265 million, Rs.19,551 million and Rs.17,834 million, respectively, on research and development activities. The increase in research and development expenditure was in line with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2018, we have approximately 1,560 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

Please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2018 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	(Rs. in millions)
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Operating lease obligations	Rs.	1,929	Rs.	496	Rs.	780	Rs.	364	Rs.	289
Capital lease obligations (including interest)		975		120		212		204		439
Property, plant and equipment purchase obligations(1)		3,788		3,788		-		-		-
Short-term debt obligations		25,466		25,466		-		-		-
Long-term debt obligations (excluding capital lease) (2)		24,576		-		10,410		14,166		-
Estimated interest payable on long-term debt (3)		395		168		219		8		-
Post-retirement benefits obligations (4)		2,406		261		462		456		1,227
Total contractual obligations	Rs.	59,535	Rs.	30,299	Rs.	12,083	Rs.	15,198	Rs.	1,955

(1)	Amounts presented are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.

(2)	Long-term debt obligations disclosed in the above table do not reflect any netting of transaction costs of Rs.117.

(3)	Disclosure of estimated interest payments for future periods is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2018 applicable benchmark rates and are subject to fluctuation in the future.

(4)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

We have committed to make potential future milestone and royalty payments to third parties under various agreements. Such payments are contingent upon the achievement of certain regulatory milestones and sales targets. Due to the uncertainty of the timing of these payments, they are not included in the above table.

5.G. Safe harbor

See page 3 under heading “Forward-Looking and Cautionary Statement”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2018 was as follows:

Directors Name(1)	Age (in yrs.)	Position
Mr. K. Satish Reddy (2)(3)	51	Chairman
Mr. G.V. Prasad (2)(4)	58	Co-Chairman, Managing Director and Chief Executive Officer
Mr. Anupam Puri	72	Director
Ms. Kalpana Morparia	69	Director
Dr. Omkar Goswami	61	Director
Dr. Bruce L.A. Carter	74	Director
Mr. Sridar Iyengar	70	Director
Mr. Bharat Narotam Doshi	69	Director
Mr. Hans Peter Hasler (5)	62	Director
Mr. Prasad R. Menon	72	Director

(1)	Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. K. Satish Reddy.
(5)	Resigned effective as of June 14, 2018.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management organization. As of March 31, 2018, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. K. Satish Reddy (1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	51	26	January 18, 1993	Director, Globe Organics Limited
Mr. G.V. Prasad (2) Co-Chairman, Managing Director and Chief Executive Officer	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	58	34	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Mr. Abhijit Mukherjee (3) Chief Operating Officer	B. Tech. (Chem.)	60	38	January 15, 2003	President, Atul Limited
Mr. Alok Sonig Executive Vice President and Head - North America Generics	B.E., MBA	46	23	June 11, 2012	Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation, Bristol Myers Squibb
Dr. Amit Biswas Executive Vice President and Head - Integrated Product Development Organization	B. Tech. (Chem.), Masters (Polymer Science), Ph.D.	58	30	July 12, 2011	Senior Vice President, Reliance Industries Limited
Dr. Cartikeya Reddy Executive Vice President and Head-Biologics	B. Tech, M.S., Ph.D.	48	27	July 20, 2004	Senior Engineer, Genetech Inc.
Dr. K.V.S. Ram Rao Sr. Vice President and Head-PSAI Commercial Organization	B.Tech., M.E., Ph. D.(Chem Eng)	55	25	April 3, 2000	Head of Technical Services, Jubilant Life Sciences
Mr. M.V. Ramana Executive Vice President and Head - Branded Markets (India and Emerging Countries)	MBA	50	26	October 15, 1992	-

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. Saumen Chakraborty President and Chief Financial Officer and Global Head of Information Technology and Business Process Excellence	B.Sc. (H), MBA (IIM)	57	34	July 2, 2001	Vice President, Tecumseh Products India Private Limited
Mr. Ganadhish Kamat Executive Vice President and Head - Global Quality Organization	Master of Pharmacy and Diploma in Business Management	55	33	April 18, 2016	Executive Vice President – Corporate Quality, Lupin Limited
Mr. Anil Namboodiripad Senior Vice President and Head - Proprietary Products	Ph.D. Physiology and Molecular Biophysics	51	20	September 9, 2007	Abbott Laboratories, Bristol-Myers Squibb, Booz and Co
Ms. Archana Bhaskar Executive Vice President and Chief Human Resource Officer	B.Sc. (H), MBA (IIM)	51	26	June 15, 2017	Human Resources head (Global commercial business) Royal Dutch Shell
Mr. Sanjay Sharma Executive Vice President and Head – Global Manufacturing Operations	B. Tech (IIT), Business Leader’s program (IIM) and General Management program (IIM)	50	26	August 1, 2017	Integrated Supply Chain Operations (Coca Cola) for India and South Asia

(1) Brother-in-law of Mr. G.V. Prasad.

(2) Brother-in-law of Mr. K. Satish Reddy.

(3) Retired on March 31, 2018.

In April 2018, Mr. Erez Israeli joined our company as our Chief Operating Officer and the Global Head of Generics and PSAI businesses. He is also a member of our Management Council. He graduated from Bar Ilan University in Israel, majoring in art, economics and business administration, and received a MBA in Finance and Marketing from Bar Ilan University. He has over 25 years of experience in the pharmaceutical industry. Prior to joining us, Mr. Israeli was President and Chief Executive Officer of Enzymotec.  Prior to that, he spent 23 years working at Teva Pharmaceutical Industries Limited (“Teva”), where he held several leadership positions in the API and pharmaceutical (Generics, Speciality and OTC) businesses. He was also the Head of the Global Quality function for Teva, and has held Board positions at subsidiaries of Teva.

Mr. Sauri Gudlavalleti, Senior Vice President and Head of Global Portfolio Integration and Delivery, has become the head of Integrated Product Development Organization and joined the Management Council effective as of April 1, 2018. Dr. Amit Biswas, Executive Vice President and head of Integrated Product Development Organization, will retire in June 2018 and will mentor the team in this transition.

Mr. P. Yugandhar, Senior Vice President and Head of Global Supply Chain Management, joined the Management Council effective as of April 1, 2018.

Mr. Raymond de Vre, Senior Vice President and Head of Biologics Business Operations and Strategy, has taken over as Head of Biologics and has joined the Management Council, effective as of June 1, 2018. Dr. Cartikeya Reddy has decided to move from the Company and will work with Raymond and the Biologics Leadership Team through an extended transition phase until September 30, 2018.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. K. Satish Reddy is a member of our Board of Directors and serves as our Chairman of the Board. Prior to May 2014, he held the titles of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (“CII”) and head of its National Committee on Pharmaceuticals. He was the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research-based Indian companies. He also chairs the Life Sciences Skill Development Council under The National Skill Development Corporation (“NSDC”), an organization, working in partnership with various stakeholders groups, to serve and address the skill shortfalls in the Life Sciences Sectors across India. In May 2015, the Ministry of Labour and Employment, Government of India, nominated Mr. Reddy as Chairman of the Board of Governors of the National Safety Council. In addition to positions held in our subsidiaries and joint ventures, he is also a Director of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Industries Limited, Ruthenika Technologies Limited, Araku Originals Private Limited, Dr. Reddy’s Research Foundation, Dr. Reddy’s Institute of Life Sciences, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, KAR Holdings (Singapore) Private Limited, Singapore, KAREUS Therapeutics (Singapore) Private Limited, Singapore and KAREUS Therapeutics, SA, Switzerland.

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Co-Chairman, Managing Director and Chief Executive Officer.  Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited prior to its merger with us. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad was recognized as “India’s Best CEO” in the Large Company category by Business Today in 2014, and as “India Business Leader of the Year” by CNBC Asia in 2015. He was also listed in the prestigious ‘Medicine Maker 2018 Power List’ of most inspirational professionals shaping the future of drug development, and one of ‘India’s Greatest 50 CEOs Ever’ by Outlook. In addition to positions held in our subsidiaries and joint ventures, he is a Director of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Industries Limited, Ruthenika Technologies Limited, Dr. Reddy’s Institute of Life Sciences, Dr. Reddy’s Research Foundation, International Foundation for Research and Education, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, Indian School of Business and Andhra Pradesh State Skill Development Corporation.

Mr. Anupam Puri has been a member of our Board of Directors since 2002. He was associated with McKinsey and Company before joining us. He was a Director and played a variety of other leadership roles during his 30-year career there. Before joining McKinsey and Company, he was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric’s Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University. He is also on the Board of Directors of Mahindra and Mahindra Limited, Tech Mahindra Limited and our wholly owned subsidiary Dr. Reddy’s Laboratories Inc. in the United States of America.

Dr. Omkar Goswami has been a member of our Board of Directors since 2000. He is a founder and Chairman of CERG Advisory Private Limited, a corporate advisory and economic research and consulting company. He was a senior consultant and chief economist at the Confederation of Indian Industry for six years. He has also served as editor of Business India, associate professor at the Indian Statistical Institute, Delhi, and as an honorary advisor to the Ministry of Finance. He holds a Bachelor of Economics degree from St. Xavier’s College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Ph.D. degree from Oxford University. He is also a Director on the Boards of CG Power and Industrial Solutions Limited, Ambuja Cements Limited, Godrej Consumer Products Limited, Bajaj Finance Limited, Max Healthcare Institute Limited, Hindustan Construction Company Limited, Bajaj Auto Limited and DSP Black Rock Investment Managers Private Limited.

Ms. Kalpana Morparia has been a member of our Board of Directors since 2007. Ms. Morparia is Chief Executive Officer of J.P. Morgan, South and Southeast Asia. Ms. Morparia is a member of J.P. Morgan’s Asia Pacific Management Committee. Prior to becoming Chief Executive Officer of J.P. Morgan, South and Southeast Asia, Ms. Morpria served as Chief Executive Officer of J.P. Morgan India and Vice Chair on the Board of ICICI Group. She was a Joint Managing Director of ICICI Group from 2001 to 2007. Ms. Morparia has also served as Chief Strategy and Communications Officer - ICICI Group. Ms. Morparia had been with the ICICI Group since 1975. A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. Ms. Morparia was named one of “The 50 Most Powerful Women in International Business” by Fortune magazine in 2008 and one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in the years 2004, 2005, 2006 and 2008. Ms. Morparia was also named one of the “The 100 Most Powerful Women” by Forbes Magazine in 2006. She also serves on the Board of Hindustan Unilever Limited, J.P. Morgan Services India Private Limited, and Philip Morris International Inc. in the United States of America. She also serves as a member on the Board of Governors of Bharti Foundation.

Dr. Bruce L.A. Carter has been a member of our Board of Directors since 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. Dr. Carter was appointed as Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle and Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is also on the Board of Directors of TB Alliance, Mirati Therapeutics Inc, Accelerator Corporation and Enanta Pharmaceutical Inc. in the United States of America and our wholly-owned subsidiary Aurigene Discovery Technologies Limited.

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

Mr. Bharat N. Doshi has been a member of our Board of Directors since 2016. Mr. Doshi is a former Executive Director and Group Chief Financial Officer of Mahindra & Mahindra Limited. He was also the Chairman of Mahindra & Mahindra Financial Services Limited since April 2008, and he stepped down from this position on his nomination as Director on the Central Board of Directors of the Reserve Bank of India in March 2016. He is the Chairman of Mahindra Intertrade Limited, Director on the Board of Mahindra Holdings Limited and member of Board of Governors of The Mahindra United World College of India. He is a director on the Boards of Mahindra Foundation (USA) and Mahindra Foundation (UK). He is also an Independent Director of Godrej Consumer Products Limited. He also serves on Advisory Board of Excellence Enablers, an organization committed to promoting corporate governance in India. Mr. Doshi is a fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India and holds Master’s degree in Law from Bombay University. He is an alumnus of Harvard Business School (Program for Management Development) and Fellow of the Salzburg Seminar on ‘Asian Economies: Regional and Global Relationships’.

Mr. Hans Peter Hasler has been a member of our Board of Directors since 2016. Mr. Hasler is the Principal of HPH Management GmbH, Küssnacht, Switzerland, the Chairman of HBH Healthcare Investments AG in Zug since June 2009 and Founder of Vicarius Pharma Limited AG, in Switzerland. He is also the Chairman of the Board of Medical Imaging Analysis Center (MIAC) of the University Hospital, Basel, a non-profit organization, since December 2012 and a Director on the Board of Minerva Neuro Sciences. Mr. Hasler holds a Federal Swiss Commercial Diploma from Canton of Bern, Switzerland (Kaufmann) and a Diploma in Business Management from Swiss Institute of Business, Zurich. Mr. Hasler is an experienced pharmaceutical and biotechnology executive and has an international track record and in-depth operational, commercial and general management expertise. He also acts as a top-level advisor to the life-science industry. In his career, he has managed the growth of leading companies in the pharmaceutical industry and successfully launched several blockbuster drugs. He is also on the Board of Directors of our wholly owned subsidiary, Dr. Reddy’s Laboratories S.A. in Switzerland. He resigned effective as of June 14, 2018.

Mr. Prasad R. Menon has been a member of our Board of Directors since 2017. Mr. Menon is a former Managing Director of Tata Chemicals Limited and Tata Power Company Limited. He has over 40 years of experience in some of the premier multinational and Indian companies in the chemical and power industry. Prior to joining Tata, he was Director Technical of Nagarjuna Fertilisers and Chemicals Limited. Mr. Menon also holds directorship in Axis Bank Ltd., SKF India Ltd. and Tata Foundation in India, as well as the Singapore Tourism Board and Sanmar Group Advisory Board. He holds a chemical engineering degree from the Indian Institute of Technology (IIT), Kharagpur.

Biographies - Executive Officers

Mr. Abhijit Mukherjee was the Chief Operating Officer of our company until he retired on March 31, 2018. Before joining us, he worked with Atul Limited for 10 years, where he held numerous positions of increasing responsibility. In his last assignment there he was President, Bulk Chemicals and Intermediates Business, and Managing Director, Atul Products Limited. He started his career as a management trainee in Hindustan Lever Limited (“HLL”) and worked at that company for 13 years, including three years in a Unilever company. He was primarily involved in technical assignments in the aroma chemicals business in HLL and Unilever and also in detergents and sulphonation plants of HLL. He holds a degree in Chemical Engineering from the Indian Institute of Technology in Kharagpur, India.

Mr. Alok Sonig is the Executive Vice President and head of North America Generics. Effective April, 2018, he is the CEO of our Developed Markets (North America Generics, Europe Generics and Japan). He joined us in June 2012 and has over 23 years of experience in healthcare, technology and consumer marketing. Prior to joining us, he worked with Bristol Myers Squibb in Princeton, New Jersey, U.S.A., as Vice President and Head of Global Commercial Excellence, Strategy and Business Model Innovation. Mr. Sonig holds a Bachelor’s of Engineering from Punjab Engineering College in India and an MBA from American University, Washington, D.C.

Dr. Amit Biswas is the Executive Vice President and Head of Integrated Product Development (“IPDO”). He joined us in July 2011 and has 30 years of diverse and rich international experience, spanning academic and industrial research, product development, technical service and management of research and technology in the areas of commodity plastics, engineering polymers, high performance fibers, industrial/automotive coatings and alternate energy technologies. He previously worked with companies such as DuPont (USA), ICI India and GE Advanced Materials. Prior to joining us, he worked with Reliance Industries Limited as Senior Vice President, Technology Services and Emerging Technologies-Reliance Technology Group and was responsible for design and implementation of Research and Technology Management processes, Business Transformation and Change Management, and interfacing with private/public institutions on Alternate Energy Technologies. He is a Master Black Belt in Six Sigma (GE Certification). He was also a member of various councils, including National Chemical Laboratory (Pune) Research Council, Indian Institute of Chemical Technology (Hyderabad) Research Council, Indian Institute of Technology Bombay Advisory Council and currently is a member of All India CII Technology Council. He was made an Adjunct Professor at the Centre for Research in Nano-technology and Science at the Indian Institute of Technology in Bombay, India. He has 44 international publications, 3 book chapters and 4 patents. He holds a Ph.D. and Masters in Polymer Science from Case Western Reserve University, Ohio, U.S.A. and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology, Bombay, India.

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

Dr. K.V.S. Ram Rao is the Senior Vice President and Head of PSAI Commercial Organization. He joined us in 2000 and has over 25 years of experience in New Product Development-API and Global Oncology. In his current role, he is responsible for our PSAI commercial organization managing sales, strategy, business development and new product management. Prior to joining us, Dr. Ram Rao worked at Jubilant Life Sciences where he headed the Technical Services Division and Gujarat Heavy Chemicals Limited where he was the Head of Research and Development. He holds a Ph.D. and a Masters degree in Chemical Engineering from the Indian Institute of Science (“IISc”), Bangalore along with a Bachelors Degree in Chemical Engineering from Osmania University, Hyderabad, India. He also holds a Diploma in Project Management from Narsee Monjee Institute of Management Studies (“NMIMS”), India.

Mr. M.V. Ramana is the Executive Vice President and Head of Branded Markets (India and Emerging countries). Effective April, 2018, he is the CEO of our Branded Markets (India and Emerging Markets). He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 26 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. Mr. Ramana is also a frequent speaker at various international forums in the pharmaceutical and generics industry. He holds a MBA degree from Osmania University, Hyderabad, India and has completed the ISB-Kellogg management development program.

Mr. Saumen Chakraborty is the President and Chief Financial Officer. In this role, he is responsible for managing our global finance functions including, among others, Accounts and Controlling, Taxation, Compliance, Secretarial, Investor Relations and Treasury. In addition, Mr. Chakraborty is also responsible for our Information Technology (“IT”) and Business Process Excellence (“BPE”) functions. As the Chief Financial Officer, Mr. Chakraborty was recognized as the Best CFO for Healthy Balance Sheet management India’s Best CFO with Exemplary at BW Businessworld-YES Bank Best CFO Awards 2015-16, CFO of the year by International Market Assessment (“IMA”), All Round Performance in the 5th Annual Business Today in 2014 – Yes Bank Best CFO Awards event. Mr. Chakraborty joined us in 2001 as Global Chief of Human Resources. He later took over as Chief Financial Officer in 2006 and then became our President - Corporate and Global Generics Operations in early 2009. In 2010 he was appointed as President and Global Head of Quality, Human Resources and Information Technology and focused on the integration of people practices, processes and information across the organization. He has 34 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line management, human resources and other positions, including Senior Manager (Finance and Accounts) in the Eicher Group and Vice President (Operations) in Tecumseh Products Company. Saumen is also a member of the National Leadership Committee of CII. He is on the Board of ABP Private Limited and has been on the Board of the AHRD and various joint ventures/subsidiaries of our Company. He graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics and holds degree in Management from the Indian Institute of Management, Ahmedabad, Gujarat, India.

Mr. Ganadhish Kamat is the Executive Vice President and Global Head of Quality. He has joined us in April 2016 and in this role he is responsible for Global Quality. He holds a Master of Pharmacy degree from Mumbai University and a Diploma in Business Management from Goa University. He has close to 33 years of rich experience in the pharmaceutical industry. During his long career, Mr. Kamat has worked in leadership roles in different organizations such as Sandoz, Intas Pharma and Ranbaxy. Prior to joining us, Mr. Kamat was with Lupin as Executive Vice President – Corporate Quality. He is a member of the International Society for Pharmaceutical Engineering (ISPE), the expert committee of Indian Pharmacopoeia, and the Quality Forum of the Indian Pharmaceutical Association (IPA).

Mr. Anil Namboodiripad is the Senior Vice President and Head-Proprietary Products. He joined us in 2007 and in this role he is responsible for our Proprietary Products business. He has been one of the main architects of our Proprietary Products business since July 2008, when systematic efforts towards differentiated formulations were first undertaken. In earlier roles, he was responsible for leading external research and development and strategic marketing which included establishing research collaborations and “mini incubators” with various external industry partners and academic bodies. Over the years, his role has grown considerably with the inclusion of Proprietary Products drug development, regulatory affairs and the dermatology commercial effort under his leadership. Prior to joining us, he spent a number of years at Abbott Laboratories’s subsidiary AbbVie and at Bristol-Myers Squibb in various roles of increasing responsibility including strategic planning, corporate development and global commercial operations.  He started his career as a management consultant with Booz & Co. in New York (formerly Booz Allen Hamilton), where he served clients on several high level business critical issues within financial services and healthcare. He holds a Ph.D. in Physiology and Molecular Biophysics from the University of Texas.

Ms. Archana Bhaskar is the Executive Vice President and Chief Human Resources Officer (“CHRO”). She joined us in June 2017. She graduated from Lady Shiram College, Delhi University, majoring in Psychology and Mathematics and holds a degree in Management from the Indian Institute of Management, Bengaluru. She has over 26 years of experience across various industries, geographies and companies. She was last employed with Royal Dutch Shell, Singapore where she headed Human Resources for the Global Commercial businesses.

Mr. Sanjay Sharma is the Executive Vice President and Head of Global Manufacturing Operations. He joined us in August 2017. He graduated from the Indian Institute of Technology (IIT) Delhi with a degree in Chemical Engineering, completed a one year Business Leader’s program from the Indian Institute of Management (IIM) Calcutta and a General Management program from IIM Ahmedabad. He has over 26 years of experience across various industries like Coca Cola and United Breweries. He joined us from Coca Cola where he led their Integrated Supply Chain Operations for India and South Asia. His experience includes running one of the largest sales profit centers for Coca Cola and heading National Technical Operations for United Breweries in South Africa.

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

Non-Full Time Directors: In the year ended March 31, 2018, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002 or Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 in the year ended March 31, 2018.

For the year ended March 31, 2018, the directors were entitled to the following amounts as compensation:

	(Amounts Rs. in millions)
Name of Directors	Commission		Salary		Perquisites		Total
Mr. K. Satish Reddy	Rs.	42.00	Rs.	12.17	Rs.	3.30	Rs.	57.47
Mr. G.V. Prasad		50.00		18.52		8.96		77.48
Dr. Omkar Goswami		6.97		-		-		6.97
Mr. Anupam Puri		8.89		-		-		8.89
Ms. Kalpana Morparia		7.29		-		-		7.29
Dr. Bruce L.A. Carter		7.68		-		-		7.68
Dr. Ashok S. Ganguly*		2.99		-		-		2.99
Mr. Sridar Iyengar		8.01		-		-		8.01
Mr. Bharat N. Doshi		8.60		-		-		8.60
Mr. Hans Peter Hasler		6.93		-		-		6.93
Mr. Prasad R. Menon**		3.32		-		-		3.32

* Compensation for part of the year, term ended on July 28, 2017.

** Compensation for part of the year, appointed effective as of October 30, 2017.

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

Compensation for executive officers who are full time directors is summarized in the table under “Directors’ compensation” above. The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2018 and stock options issued to all of our other executive officers during the year ended March 31, 2018:

Compensation for Executive Officers

Name	Compensation(1) (2) (3) (Rs. in millions)	No. of Options(4)
Mr. Abhijit Mukherjee	74.2	6,000
Mr. Alok Sonig	45.8	4,500
Dr. Cartikeya Reddy	32.6	4,200
Mr. Saumen Chakraborty	55.0	6,000
Mr. M.V. Ramana	40.6	5,000
Mr. Samiran Das (until January 31, 2018)	18.0	2,500
Dr. Amit Biswas	30.4	3,600
Dr. K.V.S. Ram Rao	27.2	3,200
Dr. S. Chandrasekhar (until July 31, 2017)	7.6	2,000
Ms. Archana Bhaskar (effective as of June 15, 2017)	26.8	6,400
Mr. Ganadhish Kamat	30.8	3,500
Mr. J. Ramachandran (until October 31, 2017)	11.0	1,500
Mr. Anil Namboodiripad	33.2	4,000
Mr. Sanjay Sharma (effective as of August 1, 2017)	20.2	—

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.

(2)	These compensation amounts include variable pay accrued for the year. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts.

(3)	These compensation amounts include superannuation benefits and provident fund benefits. The executive officers are also covered under our Gratuity and Compensated Absences Plans along with the other employees. Proportionate amounts of the cost for gratuity and compensated absences accrued under the plans have not been separately computed or included in the above disclosure, as the amount payable to the officer is inherently variable and our annual contributions to funds established to furnish such payments are lump sums based on actuarial projections for the fund as a whole. Refer to Note 18 of our consolidated financial statements for further details on the foregoing benefits.

(4)	The options vest 25% each year on various dates beginning in the year ended March 31, 2019 and ending in the year ended March 31, 2022 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2018, we had ten directors on our Board, of which eight were non-full time independent directors.

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

The Ministry of Corporate Affairs, Government of India, by a circular dated June 9, 2014, stated that all non-full time independent directors (including existing non-full time independent directors) are required to be appointed expressly under the provisions of the Companies Act, 2013 before March 31, 2015. Accordingly, all of our then non-full time independent directors were re-appointed by our shareholders at the July, 2014 annual general meeting.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Mr. G.V. Prasad (1)	January 29, 2021	5 years	32 years
Mr. K. Satish Reddy (1)	September 30, 2022	5 years	25 years
Mr. Anupam Puri (2) (3)	July 31, 2018	4 years	16 years
Ms. Kalpana Morparia (2) (3)	July 31, 2019	5 years	11 years
Dr. Omkar Goswami (2) (3)	July 31, 2019	5 years	17.5 years
Dr. Bruce L.A. Carter (2) (3)	July 31, 2019	5 years	10 years
Mr. Sridar Iyengar (2) (3)	July 31, 2019	5 years	7 years
Mr. Bharat N. Doshi (2)	May 10, 2021	5 years	2 years
Mr. Hans Peter Hasler (2) (4)	June 14, 2018	5 years	2 years
Mr. Prasad R. Menon (2)	October 29, 2022	5 years	0.5 year

(1)	Full time director.
(2)	Non-full time independent director.
(3)	These non-full time independent directors were appointed at our annual general meeting on July 31, 2014, under the provisions of the Companies Act, 2013 for a term stated in the above table. This appointment of our non-full time independent directors was to comply with the circular dated June 9, 2014 issued by the Ministry of Corporate Affairs, Government of India requiring us to appoint all of our non-full time independent directors specifically under the provisions of the Companies Act, 2013.
(4)	Resigned effective as of June 14, 2018.

As a result of the above, a proposal to vary the terms of appointment so that only our full time directors are subject to retirement by rotation was approved by our shareholders at the July 2014 annual general meeting. Accordingly, our full time directors are now subject to retirement by rotation. The directors are not eligible for any termination benefit on the termination of their tenure with us. As a result of the above, Mr. K. Satish Reddy shall retire by rotation and the proposal to reappoint him is being placed before our shareholders at our July 2018 annual general meeting.

Committees of the Board

Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had seven Board-level Committees as of March 31, 2018:

•	Audit Committee.

•	Nomination, Governance and Compensation Committee.

•	Science, Technology and Operations Committee.

•	Risk Management Committee.

•	Stakeholders’ Relationship Committee.

•	Banking and Authorization Committee (formerly known as the Management Committee).

•	Corporate Social Responsibility Committee.

We have adopted charters for our Audit Committee, Nomination, Governance and Compensation Committee, Science, Technology and Operations Committee, Risk Management Committee, Stakeholders’ Relationship Committee and Corporate Social Responsibility Committee, formalizing the applicable committee’s procedures and duties. Each of these charters is available on our website at http://www.drreddys.com/investors/governance/committees-of-the-board/

Audit Committee.

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

The Audit Committee consists of the following three non-full time, independent directors as of March 31, 2018:

•	Mr. Sridar Iyengar (Chairman);

•	Dr. Omkar Goswami; and

•	Mr. Bharat Narotam Doshi.

Our Company Secretary is the Secretary of the Audit Committee. This Committee met six times during the year ended March 31, 2018. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are to:

•	Supervise our financial reporting process;

•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management.

•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;

•	Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of external auditors and their remuneration;

•	Recommend the appointment of cost auditors;

•	Review the independence of auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;

•	Review the financial statements of our subsidiary companies, in particular investments made by them;

•	Review and approve related party transactions;

•	Review the functioning of whistle blower mechanism;

•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;

•	Scrutinize our inter-company loans and investments;

•	Value our undertakings and assets, wherever it is necessary;

•	Evaluate internal financial controls; and

•	Review any findings of investigations related to suspected fraud committed against us.

Nomination, Governance and Compensation Committee.

The primary functions of the Nomination, Governance and Compensation Committee are to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;

•	Formulate policies on remuneration of Directors, key managerial personnel and other employees, and on Board diversity;

•	Formulate criteria for evaluation of Independent Directors and the Board;

•	Assess our policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring that we are at the forefront of good governance practices; and

•	Regularly examine ways to strengthen our organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to our Directors, executive officers and key managerial personnel.

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consists of the following non-full time, independent directors as of March 31, 2018:

•	Mr. Anupam Puri (Chairman);

•	Mr. Prasad R. Menon; and

•	Mr. Bharat Narotam Doshi.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met four times during the year ended March 31, 2018.

Science, Technology and Operations Committee.

The primary functions of the Science, Technology and Operations Committee are to:

•	Advise our Board and management on scientific, medical and technical matters and operations involving our development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;

•	Assist our Board and management in staying abreast of novel scientific and technologies developments and innovations, anticipating emerging concepts and trends in therapeutic research and development, and making well-informed choices in committing our resources;

•	Assist our Board and management in creating valuable intellectual property;

•	Review the status of non-infringement patent challenges; and

•	Assist our Board and management in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consists of the following non-full time, independent directors as of March 31, 2018:

•	Dr. Bruce L.A. Carter (Chairman);

•	Mr. Anupam Puri;

•	Ms. Kalpana Morparia;

•	Mr. Prasad R. Menon; and

•	Mr. Hans Peter Hasler.

The corporate officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2018.

Risk Management Committee.

The primary function of the Risk Management Committee is to:

•	Discuss with senior management our enterprise risk management and provide oversight as may be needed;

•	Ensure that it is apprised of our more significant risks including certain country risks and cyber security risks, along with the risk mitigation steps implemented to ensure effective enterprise risk management; and

•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consists of the following non-full time, independent directors as of March 31, 2018:

•	Dr. Omkar Goswami (Chairman);

•	Dr. Bruce L.A. Carter;

•	Mr. Sridar Iyengar; and

•	Mr. Hans Peter Hasler.

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2018.

Corporate Social Responsibility (“CSR”) Committee.

The primary function of the Corporate Social Responsibility Committee is to:

•	Formulate, review and recommend to the Board a corporate social responsibility policy indicating the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013.

•	Recommend the amount of expenditures to be incurred in connection with our corporate social responsibility initiatives;

•	Provide guidance on our corporate social responsibility initiatives and monitor their progress; and

•	Monitor implementation and adherence to our corporate social responsibility policy from time to time.

The Corporate Social Responsibility Committee consists of the following directors as of March 31, 2018:

•	Mr. Bharat Narotam Doshi (Chairman);

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Our corporate officer heading our Corporate Social Responsibility function serves as the Secretary of the Corporate Social Responsibility Committee. This Committee met four times during the year ended March 31, 2018.

Stakeholders Relationship Committee.

Effective May 13, 2014, the name of our “Shareholders Grievance Committee” has been changed to “Stakeholders Relationship Committee” in accordance with the provisions of Section 178 of the Indian Companies Act, 2013. The primary function of the Stakeholders’ Relationship Committee is to:

•	Review of investor complaints and how they were redressed;

•	Review of queries received from investors;

•	Review of work done by our share transfer agent; and

•	Review of corporate actions related to our security holders.

The Stakeholders’ Relationship Committee consists of the following directors as of March 31, 2018:

•	Ms. Kalpana Morparia (Chairperson);

•	Mr. Bharat Narotam Doshi;

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2018.

6.D. Employees

The following table sets forth the number of our employees as at March 31, 2018, 2017 and 2016.

		As at March 31, 2018
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	11,424	293	168	300	12,185
Sales and marketing(2)	5,972	181	62	1,403	7,618
Research and development(3)	2,196	37	124	28	2,385
Others(4)	966	101	53	216	1,336
Total	20,558	612	407	1,947	23,524

		As at March 31, 2017
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	11,261	293	164	300	12,018
Sales and marketing(2)	5,778	161	48	1,351	7,338
Research and development(3)	1,945	60	143	59	2,207
Others(4)	768	100	51	189	1,108
Total	19,752	614	406	1,899	22,671

		As at March 31, 2016
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	10,584	352	169	259	11,364
Sales and marketing(2)	5,625	141	33	1,388	7,187
Research and development(3)	2,298	49	120	50	2,517
Others(4)	724	105	65	213	1,107
Total	19,231	647	387	1,910	22,175

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2018 and 2017, and we consider our relationship with our employees and labor unions to be good. Approximately 4% of our employees belong to labor unions.

6.E. Share ownership

The following table sets forth, as of March 31, 2018 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

Name	No. of Shares Held (1) (2)		% of Outstanding Capital	No. of Options Held (5)		Vesting and Expiration Date (See note no.)
Mr. G.V. Prasad (3)	1,179,140		0.71%	—		—
Mr. K. Satish Reddy (3)	1,019,332		0.61%	—		—
Dr. Omkar Goswami (3)	22,800		0.01%	—		—
Mr. Anupam Puri (ADRs) (3)	13,500		0.01%	—		—
Ms. Kalpana Morparia (3)	10,800		0.01%	—		—
Dr. Bruce L.A. Carter (ADRs) (3)	7,800		0.00%	—		—
Mr. Prasad R. Menon (3)	—		—	—		—
Mr. Sridar Iyengar (3)	—		—	—		—
Mr. Bharat N. Doshi (3)	1,000		0.00%	—		—
Mr. Hans Peter Hasler (3)	—		—	—		—
Mr. Abhijit Mukherjee	32,986		0.02%	13,625		(4)
Dr. Cartikeya Reddy	—		—	9,100		(4)
Mr. Saumen Chakraborty	38,750		0.02%	11,375		(4)
Mr. M.V. Ramana	20,561		0.01%	10,195		(4)
Dr. Amit Biswas	8,074		0.00%	7,800		(4)
Mr. Alok Sonig	9,040	(6)	0.00%	9,620	(7)	(4)
Dr. K.V.S. Ram Rao	8,000		0.00%	8,150		(4)
Mr. Ganadhish Kamat	774		0.00%	5,822		(4)
Dr. Anil Namboodiripad (ADRs)	7,896		0.00%	5,782		(4)
Ms. Archana Bhaskar			—	6,400		(4)
Mr. Sanjay Sharma	—		—	—		—

(1)	Shares held in their individual name only.
(2)	All shares have voting rights.
(3)	Not eligible for grant of stock options.
(4)	The options vest on various dates between the year ending March 31, 2018 and the year ending March 31, 2022.
(5)	The options expire after five years from the date of vesting. Each of the options has an exercise price of Rs.5 and results in the issuance of one equity share upon its exercise.
(6)	Includes 940 ADRs.
(7)	Includes 7,320 ADRs.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. During the year ended March 31, 2018, options to purchase ordinary shares and ADSs were awarded to various of our executive officers and other employees under these two plans as follows: an aggregate of 221,416 options were granted having an average exercise price of Rs.5 per share or ADS and no options were granted at a fair market value based exercise price. Each option granted had an expiration date of five years from the vesting date, and each grant provided for time-based vesting in 25% increments over four years. As of March 31, 2018, options were outstanding under these two plans for an aggregate of 427,852 shares and ADSs with an average exercise price of Rs.5 per share.

For the years ended March 31, 2018 and 2017, Rs.454 million and Rs.398 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2018, there was Rs.274 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.98 years. For further information regarding our options and stock option incentive plans, see Note 19 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2018, a total of 26.76% of our equity shares were held by the following parties:

•	Mr. G.V. Prasad (Co-Chairman, Managing Director and Chief Executive Officer);

•	Mr. K. Satish Reddy (Chairman of the Board);

•	Mrs. K. Samrajyam, mother of Mr. K. Satish Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”); and

•	Dr. Reddy’s Holdings Limited (formerly known as Dr. Reddy’s Holdings Private Limited), a company in which the APS Trust owns 83.11% of the equity and the remainder is held by Mr. G.V. Prasad HUF, Mr. K. Satish Reddy individually and as HUF and the Family Members. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendents are the beneficiaries of the APS Trust. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS trust.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2018:

	Equity Shares Beneficially Owned(1)
Name	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited(2)	41,083,500	24.76%
Mr. G.V. Prasad(2)	1,179,140	0.71%
Mr. K. Satish Reddy(2)	1,019,332	0.61%
Family Members	1,116,856	0.68%
Subtotal	44,398,828	26.76%
Others/public float	121,512,079	73.24%
Total number of shares outstanding	165,910,907	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provides that shares are beneficially owned by any person who has voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)	The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held equity shares in accordance with the directions of the board of trustees of the APS Trust. As a result, each of Mr. K. Satish Reddy and Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by each other or by any of the other parties to such Deed of Family Settlement. Based on the Amendment No. 3 to Schedule 13D filed with the U.S. Securities and Exchange Commission on October 18, 2017, such equity shares held by other parties to the Deed of Family Settlement consisted of, in each case as of October 4, 2017, an aggregate of 1,115,360 equity shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy) and 1,496 equity shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2018		March 31, 2017		March 31, 2016
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited (1)	41,083,500	24.76%	40,627,000	24.51%	39,961,234	23.42%
First State Investments Management (UK) Limited, Commonwealth Bank of Australia and their associates (2)	10,726,942	6.47%	14,907,551	8.99%	15,181,101	8.90%
Oppenheimer Funds Distributor, Inc. and its associates	5,367,780	3.24%	5,372,121	3.24%	8,731,914	5.12%

(1)	Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited, as described in footnote (2) to the table on the preceding page.

(2)	In addition to the equity shares disclosed in the above table, First State Investments held an additional 1,745,380 ADSs of our company as of March 31, 2018, bringing their total percentage of equity shares held to 7.52%.

As of March 31, 2018, we had 165,910,907 outstanding equity shares. As of March 31, 2018, there were 138,001 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2018, 13.31% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2018 we had approximately 60 registered shareholders and 16,053 beneficial shareholders of record in the United States.

7.B. Related party transactions

Refer to Note 29 of our consolidated financial statements.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated statement of financial position as of March 31, 2018 and 2017
•	Consolidated income statement for the years ended March 31, 2018, 2017 and 2016
•	Consolidated statement of comprehensive income for the years ended March 31, 2018, 2017 and 2016
•	Consolidated statement of changes in equity for the years ended March 31, 2018, 2017 and 2016
•	Consolidated statement of cash flows for the years ended March 31, 2018, 2017 and 2016
•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2018, our export revenues (i.e., revenues from all geographies other than India) were Rs.118,702 million, and accounted for 84% of our total revenues.

Legal Proceedings

Refer to Note 39 of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2016, 2017 and 2018, we paid cash dividends of Rs.20 per equity share per year. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. In our Board of Directors’ meeting held on May 22, 2018, the Board of Directors proposed a dividend per share of Rs.20 and aggregating to Rs.3,318 million plus an additional amount of Rs.682 million, which is intended to equal the applicable dividend tax, all of which is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

8.B. Significant changes

Refer to note 42 to our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Information Regarding Price History

The following tables set forth the price history for our shares on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and National Stock Exchange of India Limited (“NSE”), and for our ADSs on the New York Stock Exchange (“NYSE”).

	BSE		NSE		NYSE
Year	Price Per Equity Share(1)		Price Per Equity Share(1)		Price Per ADS(1)
Ended March 31,	High (Rs.)	Low (Rs.)	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
2014	2,939.80	1,766.30	2,939.40	1,768.25	47.93	31.32
2015	3,662.00	2,250.00	3,666.25	2,246.50	59.02	38.23
2016	4,382.95	2,750.00	4,386.60	2,750.05	68.00	40.68
2017	3,689.00	2,560.00	3,689.85	2,555.20	54.73	39.04
2018	2,788.00	1,901.65	2,787.00	1,901.15	42.97	29.83

	BSE		NSE		NYSE
	Price Per Equity Share(1)		Price Per Equity Share(1)		Price Per ADS(1)
Quarter Ended	High (Rs.)	Low (Rs.)	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
June 30, 2016	3,396.70	2,825.00	3,393.10	2,822.00	51.30	41.60
September 30, 2016	3,689.00	2,925.10	3,689.85	2,925.10	54.73	42.52
December 31, 2016	3,394.95	2,842.00	3,399.90	2,960.05	50.10	44.06
March 31, 2017	3,203.95	2,560.00	3,203.85	2,555.20	46.95	39.04
June 30, 2017	2,771.40	2,382.05	2,770.00	2,380.35	42.72	37.03
September 30, 2017	2,788.00	1,901.65	2,787.00	1,901.15	42.97	29.83
December 31, 2017	2,504.70	2,175.00	2,504.00	2,171.00	37.79	33.89
March 31, 2018	2,611.80	1,990.70	2,615.00	2,005.55	39.96	31.92

	BSE		NSE		NYSE
	Price Per Equity Share(1)		Price Per Equity Share(1)		Price Per ADS(1)
Month Ended	High (Rs.)	Low (Rs.)	High (Rs.)	Low (Rs.)	High (U.S.$)	Low (U.S.$)
October 31, 2017	2,504.70	2,317.80	2,504.00	2,315.00	37.40	35.30
November 30, 2017	2,498.00	2,260.00	2,494.00	2,260.15	37.65	34.76
December 31, 2017	2,246.00	2,175.00	2,448.40	2,171.00	37.79	33.89
January 31, 2018	2,611.80	2,205.00	2,615.00	2,203.55	39.96	34.13
February 28, 2018	2,265.95	1,990.70	2,266.95	2,005.55	34.96	32.04
March 31, 2018	2,248.00	2,053.20	2,239.90	2,050.30	34.42	31.92

(1) Source: www.bseindia.com, www.nseindia.com, and www.nyse.com, respectively.

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

The two asset purchase agreements are attached as Exhibits 2.6 and 2.7, respectively, to our report on Form 20-F for the year ended March 31, 2017. Each such agreement was included to provide you with information regarding its terms. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the asset sale thereunder, we do not intend for its text to be a source of factual, business or operational information about us. Such agreement contains representations, warranties and covenants that are qualified and limited, including by information in the schedules that the parties delivered in connection with the execution of such agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to such agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to stockholders. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of our report on Form 20-F for the year ended March 31, 2017 or as of the date of this report on Form 20-F. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of us or any of our affiliates.

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

The Ministry of Finance abolished the Foreign Investment Promotion Board in May 2017 and the processing of applications for Foreign Direct Investment and approval of the Government thereon under the Policy and FEMA, was transferred to be handled by the concerned Ministries/Departments in consultation with the Department of Industrial Policy Promotion.

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

Ownership restrictions

The SEBI and the RBI regulations restrict portfolio investments in Indian companies by FIIs, NRIs, RFPIs and OCBs, all of which we refer to as “foreign portfolio investors.” Under current Indian law, FIIs or FPIs may in the aggregate hold not more than 24.0% of the equity shares of an Indian company, and NRIs in the aggregate may hold not more than 10.0% of the shares of a publicly traded Indian company through portfolio investments. The 24.0% limit referred to above can be increased to sectoral cap/statutory limits as applicable if a resolution is passed by the board of directors of the company followed by a special resolution passed by the shareholders of the company to that effect. The 10.0% limit referred to above may be increased to 24.0% if the shareholders of the company pass a special resolution to that effect.

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

As of March 31, 2018, FIIs and FPIs collectively held 30.25% of our equity shares and NRIs held 1.10% of our equity shares.

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

The RBI further superseded the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000, FEMA 20/2000-RB and FEMA 24/20000-RB, both dated May 3, 2000, as amended from time to time, by notifying implementation of Foreign Exchange Management (Transfer or Issue of Securities by a person Resident Outside India) Regulations, 2017 on November 7, 2017 (the “New Foreign Exchange Management Regulations”). These regulations consolidate all the amendments at one place and also incorporate certain new concepts with respect to the issue or transfer of securities of an Indian company by a person resident outside India.

The New Foreign Exchange Management Regulations give the readers a consolidated view of the transfer or issue of securities by a person resident outside India and also clarifies several aspects of Foreign Direct Investment (“FDI”). These Regulations aim towards further simplification and provide greater clarity on differentiation between FDI and FPI.

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

The Ministry of Finance, Government of India, enacted The Depository Receipts Scheme, 2014 (the “Depository Receipts Scheme”) effective as of December 15, 2014. In order to facilitate the issuance of depository receipts by Indian companies outside India, the Depository Receipts Scheme repeals the former provisions dealing with depository receipts in the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. The Depository Receipts Scheme now governs the issue or transfer of permissible securities to a foreign depository by eligible persons and defines the rights and duties of a foreign depository and obligations of a domestic custodian. The Depository Receipts Scheme has not been fully implemented yet.

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

The Finance Act 2016 amended section 6 of the Income-tax Act. Pursuant to the amended provision, a company is deemed to be a resident in India in any previous year, if (i) it is a company formed under the laws of India; or (ii) its place of effective management, in that year, is in India. For such purposes, "place of effective management" means a place where key management and commercial decisions that are necessary for the conduct of business of an entity as a whole are in substance made.

Individuals and companies that are not residents of India are treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions.

a)	As per Section 10(34) of the Income-tax Act, dividends paid by Indian companies to their shareholders are not subject to tax in the hands of the shareholders, except as discussed in paragraph (b) below. For periods prior to March 31, 2013, Indian companies were liable to pay a dividend distribution tax (“DDT”) at the rate of 16.22%, inclusive of applicable surcharges, a special 2% levy called the “Education Cess” and a special 1% levy called the “Secondary and Higher Education Cess”. Effective April 1, 2013, the Finance Act, 2013 increased the surcharge on the DDT from 5% to 10%, which resulted in an increase in the effective rate of DDT from 16.22% to 16.995%. The Finance Act (No 2) 2014 amended section 115-O, which requires grossing up of the dividend amount distributed for purposes of computing DDT. Pursuant to the amendment, effective October 1, 2014, the effective rate of DDT increased from 16.995% to 19.994%, inclusive of applicable surcharges and education cess, and as a result, dividend amounts receivable by our shareholders after taxes are reduced. As a result of the increase in rate of surcharge in the Finance Act, 2015, effective April 1, 2015, the effective rate of DDT has further increased from 19.994% to 20.3576%. Furthermore, the Finance Act, 2018 replaced Education Cess of 2% and the Secondary and Higher Education Cess of 1% with a Health and Education Cess of 4% (hereinafter, the “education cess”). Pursuant to the Finance Act, 2018, effective April 1, 2018, the effective rate of DDT has further increased from 20.3576% to 20.5553%.

b)	The Finance Act, 2018 amended section 115R of the Indian Income Tax Act 1961, according to the amendment, any income is distributed by a Mutual Fund being, an equity oriented fund to its unit holders, the mutual fund shall be liable to pay additional income tax on such distributed income at a 10% rate, plus applicable surcharges and the education cess.

c)	Dividends received by resident individuals, HUFs or firms exceeding Rs.1,000,000 are taxable at a 10% rate. This tax will not be withheld by the company paying the dividend and has to be paid by the shareholder receiving such dividend.

d)	Any distributions of additional ADSs or equity shares by way of bonus shares (i.e., stock dividends) to resident or non- resident holders will not be subject to Indian tax.

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

Capital gains are taxed as follows:

•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;
•	long-term capital gains realized by a resident and an employee from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharges and the education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharges and the education cess;
•	long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, excluding the applicable surcharges and the Education Cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller; and
•	long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax. However, effective as of April 1, 2018, long-term capital gains on sales of equity shares in excess of Rs.100,000 are subject to tax at a rate of 10% without indexation. However, gains incurred on or prior to January 31, 2018 will be grandfathered. Consequently, the current exemption under Section 10(38) of the Income-tax Act has been withdrawn and short term capital gain is taxed at 15%, excluding the applicable surcharges and the Education Cess, if the sale of such equity shares is settled on a recognized stock exchange and the applicable securities transaction tax (“STT”) is paid on such sale.

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

As discussed above, the Finance Act, 2018 replaced the Education Cess, which imposed a 2% income tax, and the Secondary and Higher Education Cess, which imposed a 1% income tax, with a new Health and Education Cess, which imposes a 4% income tax.

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

As per Section 10(38) of the Income-tax Act, long term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India and on which sale the STT has been paid are exempt from Indian tax. The Finance Act, 2017 amended section 10(38) to provide that exemption under this section for capital gains arising upon the transfer of equity shares acquired on or after October 1, 2004 shall not be available if STT is not chargeable on the acquisition of such equity shares, unless the acquisition of equity shares falls within the scope of certain STT payment exceptions specified by the Central Government in a notification. The Finance Act, 2018, withdrew the exemption under Section 10(38) effective as of April 1, 2018.

As per Section 111A of the Income-tax Act, short term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India are subject to tax at a rate of 15%, plus the applicable surcharges and the education cess.

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

The applicable provisions of the Income Tax Act, in the case of non-residents, may offset the above taxes, except the STT. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Income-tax Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the Depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs, or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Bombay or the National Stock Exchange. There is no corresponding provision under the Income-tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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

Wealth Tax. Wealth Tax was abolished effective as of April 1, 2015.

Gift Tax and Estate Duty. Currently, there are no gift taxes or estate duties. These taxes and duties could be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service Tax. Brokerage fees or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 12.36%. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority. Effective June 1, 2015, the Finance Act 2015 increased the rate of service tax from 12.36% (inclusive of surcharge and cess) to a consolidated rate of 14%. Furthermore, effective November 2015, the service tax of 14% was increased by an additional 0.5% cess called the “Swatch Bharat Cess” to a consolidated rate of 14.50%. Effective June 1, 2016, the Finance Act 2016 further increased the service tax rate to 15% through introduction of another 0.5% cess called the “Krishi Kalyan Cess”. Effective July 1, 2017, GST is applicable on such fees or commissions at the rate of 18%.

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

Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. holders with incomes exceeding $425,800 or, in the case of taxpayers filing joint tax returns, with incomes exceeding $479,000 which will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S holders with incomes less than $38,600 or, in the case of taxpayers filing joint returns, $77,200 will be subject to tax at the rate of 0% on such qualifying dividends. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

Backup withholding tax and information reporting requirements. Any dividends paid on, or proceeds from a sale of, our equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 24%) may apply unless the holder establishes that he, she or it is an exempt recipient or provides a U.S. taxpayer identification number and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2018. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADS), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, dividends would not be eligible for the preferential tax treatment applicable to qualified dividends income but would instead be taxable at rates applicable to ordinary income. Further, if we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to:

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

Components of Market Risk

Foreign Exchange Rate Risk

Our foreign exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles, British pound sterling and Euros) and foreign currency borrowings in U.S. dollars, Russian roubles, Ukranian hryvnias and Euros. A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecast transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2018:

Category	Instrument	Currency	Cross Currency	Amounts in millions		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	72	Sell
	Forward contract	GBP	U.S.$	GBP	31	Buy
	Forward contract	U.S.$	RUB	U.S.$	38	Buy
	Option contract	U.S.$	INR	U.S.$	65	Sell

Hedges of highly probable forecast transactions	Forward contract	RUB	INR	RUB	1,080	Sell
	Option contract	U.S.$	INR	U.S.$	240	Sell

Sensitivity Analysis of Exchange Rate Risk.

In respect of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1,277/(1,338) million increase/(decrease) in our hedging reserve and an approximately Rs.403/(308) million increase/(decrease) in our net profit as at March 31, 2018.

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

Interest Rate Risk

As of March 31, 2018, we had loans of Rs.42,592 million (excluding finance lease obligations) carrying a floating interest rate. These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile.

The interest rate profile of our short term borrowings from banks is as follows:

	As at March 31,
	2018		2017
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	1 Month LIBOR + (30) to 30 bps	USD	1 Month LIBOR + (30) to 1 bps
	-	-	USD	0.01%
	-	-	INR	T-Bill + 30bps
	INR	6.00%	INR	6.92% to 6.95%
	RUB	6.75%	RUB	9.95%
Other foreign currency borrowings	USD	1 Month/3 Months LIBOR + 65 to 85 bps	USD	1 Month LIBOR + 40 to 60 bps
	UAH	18.00%	-	-
	RUB	8.20%	RUB	10.48%

The interest rate profile of our long-term loans and borrowings is as follows:

	As at March 31,
	2018		2017
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	1 Month LIBOR + 45 to 82.7 bps	USD	1 Month LIBOR + 82.7 bps
	EUR	0.81%	-	-

Maturity profile.

The aggregate maturities of interest-bearing long-term loans and borrowings (excluding finance lease obligations), based on contractual maturities, as of March 31, 2018 are as follows:

Maturing in the year ending March 31,(1)
2019	Rs.	-
2020		4,064
2021		6,346
2022		1,131
2023		13,035
Thereafter		-
	Rs.	24,576

(1)	Long-term debt obligations disclosed in the above table do not reflect any netting of transactions costs of Rs.117.

Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and term deposits (i.e., certificates of deposit). Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.

In respect of our interest rate swap, a 10% decrease/increase in the respective interest rates would have resulted in an approximately Rs.18/(20) million increase/(decrease) in our hedging reserve and an approximately Rs.2/(3) million increase/(decrease) in our net profit as at March 31, 2018.

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

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2018, the Depositary reimbursed us for an amount of U.S.$583,276. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2022, we are required to repay to the Depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2018.

Category of expenses	Amount reimbursed during the year ended March 31, 2018
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$	583,276
Listing fees		None
Investor relations		None
Advertising and public relations		None
Broker reimbursements		None

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2018, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2018.

The effectiveness of our internal control over financial reporting as of March 31, 2018 has been audited by KPMG, the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/G.V. Prasad	/s/Saumen Chakraborty
Co-Chairman and Chief Executive Officer	President and Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Dr. Reddy’s Laboratories Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dr. Reddy’s Laboratories Limited, its subsidiaries and joint ventures (the Company) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2018 and 2017, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and our report dated June 15, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) , and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG

Hyderabad, Telangana
June 15, 2018

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

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “CoBE”), which applies to all Directors and employees of our company and its subsidiaries and affiliates. The CoBE is available on our corporate website at http://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-cobe/. The CoBE has provisions for employees and other stakeholders to raise concerns regarding possible violations of the CoBE to the Chief Compliance Officer or the Chief Ombudsperson. Further, our Ombudsperson Policy includes certain safeguards relating to non-retaliation in order to protect persons who raise concerns in good faith.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the years ended March 31, 2018 and 2017, the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	For the year ended March 31,
Type of Service	2018		2017		Description of Services
	(Rs. in millions)
Audit fees	Rs.	33.00	Rs.	67.83	Audit and review of financial statements
Audit related fees		-		-
Tax fees		9.15		5.13	Tax returns filing and transfer pricing related services
All other fees		-		3.47	Statutory certifications and other matters.
Total	Rs.	42.15	Rs.	76.43

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended March 31, 2018, there was no purchase made by or on behalf of us or any affiliated purchaser of shares of any class of our securities that are registered by us pursuant to Section 12 of the Exchange Act.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Based on the recommendation of our Audit Committee, our Board of Directors, on June 15, 2018, approved the appointment of Ernst & Young Associates LLP (“E&Y”) as our independent registered public accounting firm for U.S. reporting purposes for the year ending March 31, 2019. This appointment is effective as of June 15, 2018, and E&Y has accepted the engagement.

E&Y will audit our annual financial statements to be included in our Annual Report on Form 20-F for the year ending March 31, 2019 filed with the SEC. KPMG was our independent registered public accounting firm through the completion of the audit for the year ended March 31, 2018 and for the purpose of filing such audited financial statements in this Form 20-F for the year ended March 31, 2018 which was filed on June 15, 2018.

In addition, in accordance with disclosure requirements under SEC regulations, the following may be noted:

•	During the two fiscal years ended March 31, 2018 and March 31, 2017, KPMG has not issued any report on the financial statements that contained an adverse opinion or disclaimer of opinion, nor were the reports of KPMG qualified or modified as to uncertainty, audit scope or accounting principles; and

•	During the two fiscal years ended March 31, 2018 and March 31, 2017 and through June 15, 2018, (i) there was no disagreement with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the two fiscal years ended March 31, 2018 and March 31, 2017, and (ii) there was no “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

•	During the two fiscal years ended March 31, 2018 and March 31, 2017 and through June 15, 2018, we did not consult with E&Y for any matters regarding either:

(i)	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements; or

(ii)	any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to this Item or a “reportable event” as described in Item 16F (a)(1)(v) of Form 20-F.

We have provided KPMG with a copy of the disclosures given above and requested that KPMG furnish us with a letter addressed to the Commission stating whether it agrees with such disclosures and, if not, stating the respects in which it does not agree. A copy of the letter dated June 15, 2018 from KPMG is filed as Exhibit 15.2 to this Annual Report on Form 20-F.

ITEM 16.G. CORPORATE GOVERNANCE

Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:

(i)	establish an independent audit committee that has specified responsibilities;
(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;
(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and

(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Eight of our ten directors are “independent directors,” as defined by the NYSE.
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.	We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements. We have evaluated the performance of the Nomination, Governance and Compensation Committee.
Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.	We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements. We have evaluated the performance of our Nomination, Governance and Compensation Committee.
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act.
The audit committee must have a minimum of three members all being independent directors. The audit committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.	We have an Audit Committee composed of three members, all being independent directors. The committee has a written charter that meets these requirements. We also have an internal audit function. We have evaluated the performance of our Audit Committee.
Each listed company must have an internal audit function.	We have an internal audit function.
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plans were approved by our shareholders.
Listed companies must adopt and disclose corporate governance guidelines.	We have not adopted corporate governance guidelines.
All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees that is made available on the listed company’s website and, and promptly disclose any waivers of the code for directors or executive officers.	We comply with this standard. More details on our Code of Business Conduct and Ethics are given under Item 16.B.
Listed companies must solicit proxies for all meetings of shareholders.	We do not solicit proxies because we are prohibited from doing so under Section 105 of the Indian Companies Act, 2013. However, we give each of our shareholders written notices of all of our shareholder meetings.
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This requirement is being addressed by way of this table.
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	We do not have such a practice.

Standard for U.S. NYSE Listed Companies	Our practice
Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.	There have been no such instances.
Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time that any of the following occurs:	We filed our most recent annual written affirmation, in the form specified by NYSE, on June 23, 2017.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2018 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm	F - 1

• Consolidated statement of financial position as of March 31, 2018 and 2017	F - 2

• Consolidated income statement for the years ended March 31, 2018, 2017 and 2016	F - 3

• Consolidated statement of comprehensive income for the years ended March 31, 2018, 2017 and 2016	F - 4

• Consolidated statement of changes in equity for the years ended March 31, 2018, 2017 and 2016	F - 5

• Consolidated statement of cash flows for the years ended March 31, 2018, 2017 and 2016	F - 7

• Notes to the consolidated financial statements	F - 8

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Dr. Reddy’s Laboratories Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Dr. Reddy’s Laboratories Limited, its subsidiaries and joint ventures (the Company) as of March 31, 2018 and 2017, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 15, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2001.

KPMG

Hyderabad, Telangana
June 15, 2018

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2018		March 31, 2018		March 31, 2017
		Unaudited convenience translation into U.S.$ (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	14	U.S.$	41	Rs.	2,638	Rs.	3,866
Other investments	10		282		18,330		14,270
Trade and other receivables	12		624		40,617		38,065
Inventories	11		447		29,089		28,529
Derivative financial instruments	29		2		103		262
Current tax assets			70		4,567		3,413
Other current assets	13		220		14,301		11,970
Total current assets		U.S.$	1,684	Rs.	109,645	Rs.	100,375
Non-current assets
Property, plant and equipment	6	U.S.$	889	Rs.	57,869	Rs.	57,160
Goodwill	7		61		3,945		3,752
Other intangible assets	8		686		44,665		44,925
Trade and other receivables	12		3		169		206
Investment in equity accounted investees			32		2,104		1,603
Other investments	10		39		2,549		5,237
Deferred tax assets	26		56		3,628		5,580
Other non-current assets	13		16		1,030		983
Total non-current assets		U.S.$	1,781	Rs.	115,959	Rs.	119,446
Total assets		U.S.$	3,465	Rs.	225,604	Rs.	219,821
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	21	U.S.$	247	Rs.	16,052	Rs.	13,417
Short-term borrowings	17		391		25,466		43,539
Long-term borrowings, current portion	17		1		63		110
Provisions	20		57		3,732		4,509
Current tax liabilities			23		1,530		1,483
Derivative financial instruments	29		1		85		10
Bank overdraft	14		1		96		87
Other current liabilities	22		348		22,668		21,845
Total current liabilities		U.S.$	1,070	Rs.	69,692	Rs.	85,000
Non-current liabilities
Long-term borrowings, excluding current portion	17	U.S.$	385	Rs.	25,089	Rs.	5,449
Deferred tax liabilities	26		11		730		1,204
Provisions	20		1		53		47
Other non-current liabilities	22		55		3,580		4,077
Total non-current liabilities		U.S.$	452	Rs.	29,452	Rs.	10,777
Total liabilities		U.S.$	1,523	Rs.	99,144	Rs.	95,777
Equity
Share capital	15	U.S.$	13	Rs.	830	Rs.	829
Share premium			120		7,790		7,359
Share-based payment reserve			16		1,021		998
Capital redemption reserve			3		173		173
Retained earnings			1,749		113,865		108,051
Other components of equity			43		2,781		6,634
Total equity		U.S.$	1,942	Rs.	126,460	Rs.	124,044
Total liabilities and equity		U.S.$	3,465	Rs.	225,604	Rs.	219,821

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in millions, except share and per share data)

		For the Years Ended March 31,
Particulars	Note	2018		2018		2017		2016
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Revenues	23	U.S.$	2,181	Rs.	142,028	Rs.	140,809	Rs.	154,708
Cost of revenues			1,009		65,724		62,453		62,427
Gross profit			1,172		76,304		78,356		92,281
Selling, general and administrative expenses			720		46,910		46,372		45,702
Research and development expenses			281		18,265		19,551		17,834
Other (income)/expense, net	24		(12)		(788)		(1,065)		(874)
Total operating expenses			989		64,387		64,858		62,662
Results from operating activities (A)			183		11,917		13,498		29,619
Finance income			44		2,897		1,587		2,251
Finance expense			(13)		(817)		(781)		(4,959)
Finance (expense)/income, net (B)	25		32		2,080		806		(2,708)
Share of profit of equity accounted investees, net of tax (C)			5		344		349		229
Profit before tax [(A)+(B)+(C)]			220		14,341		14,653		27,140
Tax expense	26		70		4,535		2,614		7,127
Profit for the year			151		9,806		12,039		20,013
Attributable to:
Equity holders of the Company			151		9,806		12,039		20,013
Non-controlling interest			-		-		-		-
Profit for the year		U.S.$	151	Rs.	9,806	Rs.	12,039	Rs.	20,013
Earnings per share:	16
Basic earnings per share of Rs.5/- each		U.S.$	0.91	Rs.	59.13	Rs.	72.24	Rs.	117.34
Diluted earnings per share of Rs.5/- each		U.S.$	0.91	Rs.	59.00	Rs.	72.09	Rs.	116.98
Weighted average number of equity shares used in computing earnings per share:	16
Basic					165,845,408		166,648,943		170,547,643
Diluted					166,185,552		166,997,675		171,072,780

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2018		2018		2017		2016
	Unaudited convenience translation into U.S.$ (See Note 2(d))
Profit for the year	U.S.$	151	Rs.	9,806	Rs.	12,039	Rs.	20,013
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Actuarial gains/(losses) on post-employment benefit obligations	U.S.$	1	Rs.	39	Rs.	(39)	Rs.	(185)
Tax on items that will not be reclassified to the consolidated income statement		0		(12)		14		64
Total of items that will not be reclassified to the consolidated income statement	U.S.$	0	Rs.	27	Rs.	(25)	Rs.	(121)
Items that may be reclassified subsequently to the consolidated income statement:
Changes in fair value of available for sale financial instruments	U.S.$	(79)	Rs.	(5,160)	Rs.	2,209	Rs.	(19)
Foreign currency translation adjustments		(1)		(32)		(339)		31
Effective portion of changes in fair value of cash flow hedges, net		(1)		(82)		968		966
Tax on items that may be reclassified subsequently to the consolidated income statement		21		1,394		(411)		(173)
Total of items that may be reclassified subsequently to the consolidated income statement	U.S.$	(60)	Rs.	(3,880)	Rs.	2,427	Rs.	805
Other comprehensive income/(loss) for the year, net of tax	U.S.$	(59)	Rs.	(3,853)	Rs.	2,402	Rs.	684
Total comprehensive income for the year	U.S.$	91	Rs.	5,953	Rs.	14,441	Rs.	20,697
Attributable to:
Equity holders of the Company		91		5,953		14,441		20,697
Non-controlling interest		-		-		-		-
Total comprehensive income for the year	U.S.$	91	Rs.	5,953	Rs.	14,441	Rs.	20,697

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Share premium		Share based payment reserve		Fair value reserve		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2017 (A)	Rs.	829	Rs.	7,359	Rs.	998	Rs.	2,744	Rs.	4,233	Rs.	86	Rs.	173	Rs.	(429)	Rs.	108,051	Rs.	124,044
Total comprehensive income
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	9,806	Rs.	9,806
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.1,370		-		-		-		(3,790)		-		-		-		-		-		(3,790)
Foreign currency translation adjustments, net of tax expense of Rs.17		-		-		-		-		(49)		-		-		-		-		(49)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.41		-		-		-		-		-		(41)		-		-		-		(41)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.12		-		-		-		-		-		-		-		27		-		27
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,790)	Rs.	(49)	Rs.	(41)	Rs.	-	Rs.	27	Rs.	9,806	Rs.	5,953
Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	1	Rs.	431	Rs.	(431)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1
Share-based payment expense		-		-		454		-		-		-		-		-		-		454
Dividend paid (including corporate dividend tax)		-		-		-		-		-		-		-		-		(3,992)		(3,992)
Total contributions and distributions	Rs.	1	Rs.	431	Rs.	23	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,992)	Rs.	(3,537)
Changes in ownership interests	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Total transactions with owners of the Company (C)	Rs.	1	Rs.	431	Rs.	23	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,992)	Rs.	(3,537)
Balance as of March 31, 2018 [(A)+(B)+(C)]	Rs.	830	Rs.	7,790	Rs.	1,021	Rs.	(1,046)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865	Rs.	126,460
Convenience translation into U.S.$ (See note 2(d))	U.S.$	13	U.S.$	120	U.S.$	16	U.S.$	(16)	U.S.$	64	U.S.$	1	U.S.$	3	U.S.$	(6)	U.S.$	1,749	U.S.$	1,942

Balance as of April 1, 2016 (D)	Rs.	853	Rs.	22,601	Rs.	1,100	Rs.	1,034	Rs.	4,424	Rs.	(822)	Rs.	148	Rs.	(404)	Rs.	99,402	Rs.	128,336
Total comprehensive income
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	12,039	Rs.	12,039
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.499		-		-		-		1,710		-		-		-		-		-		1,710
Foreign currency translation adjustments, net of tax benefit of Rs.148		-		-		-		-		(191)		-		-		-		-		(191)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.60		-		-		-		-		-		908		-		-		-		908
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.14		-		-		-		-		-		-		-		(25)		-		(25)
Total comprehensive income (E)	Rs.	-	Rs.	-	Rs.	-	Rs.	1,710	Rs.	(191)	Rs.	908	Rs.	-	Rs.	(25)	Rs.	12,039	Rs.	14,441
Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	1	Rs.	452	Rs.	(452)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1
Buyback of equity shares(1)		(25)		(15,669)		-		-		-		-		-		-		-		(15,694)
Share-based payment expense		-		-		350		-		-		-		-		-		-		350
Dividend paid (including corporate dividend tax)		-		-		-		-		-		-		-		-		(3,390)		(3,390)
Transfer to capital redemption reserve		-		(25)		-		-		-		-		25		-		-		-
Total contributions and distributions	Rs.	(24)	Rs.	(15,242)	Rs.	(102)	Rs.	-	Rs.	-	Rs.	-	Rs.	25	Rs.	-	Rs.	(3,390)	Rs.	(18,733)
Changes in ownership interests	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Total transactions with owners of the Company (F)	Rs.	(24)	Rs.	(15,242)	Rs.	(102)	Rs.	-	Rs.	-	Rs.	-	Rs.	25	Rs.	-	Rs.	(3,390)	Rs.	(18,733)
Balance as of March 31, 2017 [(D)+(E)+(F)]	Rs.	829	Rs.	7,359	Rs.	998	Rs.	2,744	Rs.	4,233	Rs.	86	Rs.	173	Rs.	(429)	Rs.	108,051	Rs.	124,044

[Continued on next page]

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share capital		Share premium		Share based payment reserve		Fair value reserve		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2015 (G)	Rs.	852	Rs.	22,178	Rs.	1,081	Rs.	1,141	Rs.	4,455	Rs.	(1,765)	Rs.	148	Rs.	(283)	Rs.	83,495	Rs.	111,302
Total comprehensive income
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	20,013	Rs.	20,013
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.88		-		-		-		(107)		-		-		-		-		-		(107)
Foreign currency translation adjustments, net of tax expense of Rs.62		-		-		-		-		(31)		-		-		-		-		(31)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.23		-		-		-		-		-		943		-		-		-		943
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.64		-		-		-		-		-		-		-		(121)		-		(121)
Total comprehensive income (H)	Rs.	-	Rs.	-	Rs.	-	Rs.	(107)	Rs.	(31)	Rs.	943	Rs.	-	Rs.	(121)	Rs.	20,013	Rs.	20,697
Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	1	Rs.	423	Rs.	(423)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1
Share-based payment expense		-		-		442		-		-		-		-		-		-		442
Dividend paid (including corporate dividend tax)		-		-		-		-		-		-		-		-		(4,106)		(4,106)
Total contributions and distributions	Rs.	1	Rs.	423	Rs.	19	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,106)	Rs.	(3,663)
Changes in ownership interests	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Total transactions with owners of the Company (I)	Rs.	1	Rs.	423	Rs.	19	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,106)	Rs.	(3,663)
Balance as of March 31, 2016 [(G)+(H)+(I)]	Rs.	853	Rs.	22,601	Rs.	1,100	Rs.	1,034	Rs.	4,424	Rs.	(822)	Rs.	148	Rs.	(404)	Rs.	99,402	Rs.	128,336

The accompanying notes form an integral part of these consolidated financial statements.

(1)	Refer to Note 15 of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the Years Ended March 31,
	2018		2018		2017		2016
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	151	Rs.	9,806	Rs.	12,039	Rs.	20,013
Adjustments for:
Income tax expense		70		4,535		2,614		7,127
Dividend and profit on sale of investments		(35)		(2,270)		(956)		(852)
Depreciation and amortization		180		11,710		11,277		10,250
Impairment loss on property, plant and equipment and other intangible assets		1		53		445		288
Inventory write-downs		45		2,946		3,085		2,746
Allowance for doubtful trade and other receivables		2		155		138		137
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net		1		55		80		112
Allowance for sales returns		41		2,702		3,177		3,272
Share of profit of equity accounted investees		(5)		(344)		(349)		(229)
Exchange (gain)/loss, net		(5)		(325)		568		1,066
Exchange loss related to Venezuela operations		0		29		41		4,621
Interest (income)/expense, net		4		248		76		(573)
Equity settled share-based payment expense		7		454		350		442
Changes in operating assets and liabilities:
Trade and other receivables		(32)		(2,097)		3,037		833
Inventories		(50)		(3,233)		(6,325)		(2,522)
Trade and other payables		38		2,501		1,886		746
Other assets and other liabilities		(94)		(6,135)		(3,900)		784
Cash generated from operations		319		20,790		27,283		48,261
Income tax paid		(42)		(2,761)		(5,770)		(7,014)
Net cash from operating activities	U.S.$	277	Rs.	18,029	Rs.	21,513	Rs.	41,247
Cash flows from/(used in) investing activities:
Expenditures on property, plant and equipment	U.S.$	(143)	Rs.	(9,291)	Rs.	(12,278)	Rs.	(12,017)
Proceeds from sale of property, plant and equipment		2		139		44		84
Expenditures on other intangible assets		(27)		(1,752)		(28,706)		(2,858)
Investment in equity accounted investees		-		-		(86)		-
Purchase of other investments		(1,051)		(68,429)		(49,651)		(68,249)
Proceeds from sale of other investments		984		64,038		71,595		69,270
Cash paid for acquisition of business, net of cash acquired		-		-		(17)		(7,936)
Interest and dividend received		6		412		628		1,283
Net cash used in investing activities	U.S.$	(229)	Rs.	(14,883)	Rs.	(18,471)	Rs.	(20,423)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$	0	Rs.	1	Rs.	1	Rs.	1
Buyback of equity shares		-		-		(15,694)		-
Proceeds from/(repayment of) short term borrowings, net		(277)		(18,025)		21,536		(273)
Proceeds from/(repayment of) long term borrowings, net		290		18,907		(5,220)		(11,706)
Dividend paid (including corporate dividend tax)		(61)		(3,992)		(3,390)		(4,106)
Interest paid		(20)		(1,331)		(925)		(917)
Net cash used in financing activities	U.S.$	(68)	Rs.	(4,440)	Rs.	(3,692)	Rs.	(17,001)
Net increase/(decrease) in cash and cash equivalents		(20)		(1,294)		(650)		3,823
Effect of exchange rate changes on cash and cash equivalents		1		57		(492)		(4,296)
Cash and cash equivalents at the beginning of the year		58		3,779		4,921		5,394
Cash and cash equivalents at the end of the year	U.S.$	39	Rs.	2,542	Rs.	3,779	Rs.	4,921

Supplemental schedule of non-cash investing and financing activities:
Investment in shares of Curis, Inc.	U.S.$	-	Rs.	-	Rs.	1,247	Rs.	-
Acquisition of select products portfolio of UCB		-		-		-		64
Property, plant and equipment and intangibles purchased on credit during the year, including contingent consideration on purchase of intangibles		10		662		301		1,064
Property, plant and equipment purchased under capital lease		-		-		3		-

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana and Tennessee in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2018 have been prepared in accordance with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared for the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2018. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 15, 2018.

b. Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;
•	available-for-sale financial assets are measured at fair value;
•	employee defined benefit assets/(liability) are recognized as the net total of the fair value of plan assets, plus actuarial losses, less actuarial gains and the present value of the defined benefit obligation;
•	long term borrowings, except obligations under finance leases, are measured at amortized cost using the effective interest rate method;
•	share-based payments;
•	held-to-maturity investments are measured at amortized cost using the effective interest rate method;
•	loans and receivables are measured at amortized cost using the effective interest rate method; and
•	investments in joint ventures are accounted for using the equity method.

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

d. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2018 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.65.11, as published by the Federal Reserve Board of Governors on March 30, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s independent auditors.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 3(a) — Evaluation of joint arrangements;
•	Note 2(c) — Assessment of functional currency;
•	Note 3(c) and 30 — Financial instruments;
•	Notes 3(d) — Business combinations;
•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;
•	Note 3(h) — Valuation of inventories;
•	Notes 3(i), 6, 7 and 8— Measurement of recoverable amounts of cash-generating units;
•	Note 3 (j) and 18 — Assets and obligations relating to employee benefits;
•	Note 3 (j) — Share-based payments;
•	Note 3(k) — Provisions and other accruals;
•	Note 3(l) — Sales returns, rebates and chargeback provisions;
•	Note 3(o) — Evaluation of recoverability of deferred tax assets; and
•	Note 39 — Contingencies

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

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. The carrying value of the Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest (“NCI”) holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

For the purpose of preparing these consolidated financial statements, the accounting policies of joint ventures have been changed where necessary to align them with the policies adopted by the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

a. Basis of consolidation (continued)

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

b. Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in the consolidated income statement in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognized in other comprehensive income (“OCI”):

-	available-for-sale financial assets (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to the consolidated income statement);

-	a financial liability designated as a hedge of the net investment in a foreign operation, to the extent that the hedge is effective; and

-	qualifying cash flow hedges, to the extent that the hedges are effective.

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

(in millions, except share and per share data)

3. Significant accounting policies (continued)

c. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, bonds, equity securities, trade and other receivables, cash and cash equivalents, loans and borrowings, trade and other payables and certain other assets and liabilities.

Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except for those instruments that are designated as being fair value through profit and loss upon initial recognition. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, “short-term” means investments having original maturities of three months or less from the date of investment. Bank overdrafts that are repayable on demand form an integral part of the Company’s cash management and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

Held-to-maturity investments

Held-to-maturity investments consist of investments in bonds with fixed or determinable payments and fixed maturity that the Company has the positive intention and the ability to hold to maturity. Such investments are initially measured at fair value, with subsequent measurements made at amortized cost using the effective interest rate method.

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

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is expected within one year or within the normal operating cycle of the business. After initial recognition, trade payables are recognized at amortized cost using the effective interest rate method.

Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. Trade receivables are classified as current assets if the collection is expected within one year or within the normal operating cycle of the business. After initial recognition, trade receivables are recognized at amortized cost using effective interest rate method.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

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

De-recognition of financial assets and liabilities

The Company derecognizes a financial asset when the contractual right to the cash flows from that asset expires, or when it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing, at amortized cost, for the proceeds received.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized as profit or loss in the consolidated income statement.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right and ability to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, South African rands (“ZAR”), Romanian new leus (“RON”) and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Ukrainian hryvnias and Euros.

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecast transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecast transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recognized in OCI and presented within equity under “hedging reserve” and reclassified to the consolidated income statement as revenue in the period corresponding to the occurrence of such transactions. The ineffective portion of such cash flow hedges is recorded in the consolidated income statement as finance expense immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecast transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recognized in OCI and presented within equity under “hedging reserve” and reclassified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecast transactions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

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

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the consolidated income statement. The changes in fair value of such derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “finance income/(expense), net” in the consolidated income statement.

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

(in millions, except share and per share data)

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

f. Goodwill and other intangible assets

Recognition and measurement

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

•      future economic benefits are probable; and

•      the Company intends to, and has sufficient resources, to complete development and to use or sell the asset.

The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the consolidated income statement as incurred. As of March 31, 2018, none of the development expenditure amounts has met the aforesaid recognition criteria.

Separate acquisition of intangible assets	Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalized. The Company’s criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., the receipt of economic benefits embodied in each intangible asset separately purchased or licensed in the transaction is considered to be probable).
In-Process Research and Development assets (“IPR&D”)	Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development assets (“IPR&D”). IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated income statement under "Research and Development expenses".

Subsequent expenditure
Other intangible assets	Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated income statement as incurred.
IPR&D assets

Subsequent expenditure on an IPR&D project acquired separately or in a business combination and recognized as an intangible asset is:

•     recognized as an expense when incurred, if it is a research expenditure;

•     recognized as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of IAS 38; and

•    added to the carrying amount of the acquired in-process research or development project, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of IAS 38.

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

(in millions, except share and per share data)

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

De-recognition of intangible assets

Intangible assets are de-recognized either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the consolidated income statement, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

g. Leases

At the inception of each lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

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

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, aging of inventory and introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

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

(in millions, except share and per share data)

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

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

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

(in millions, except share and per share data)

3. Significant accounting policies (continued)

j. Employee benefits (continued)

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market interest rates on government bonds are used. The current service cost of the defined benefit plan, recognized in the consolidated income statement in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognized immediately in the consolidated income statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated income statement. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in OCI in the period in which they arise.

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

Compensated absences

The Company’s current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary.

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognized as an employee expense in the consolidated income statement, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognized in connection with share-based payment transaction is presented as a separate component in equity under “share-based payment reserve”. The amount recognized as an expense is adjusted to reflect the actual number of stock options that vest.

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognized as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognized in the consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

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

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognized in the financial statements. However, contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

l. Revenue

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Revenue from the sale of goods includes relevant taxes and is measured at the fair value of the consideration received or receivable, net of returns, sales tax and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

l. Revenue (continued)

Profit share revenues (continued)

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

l. Revenue (continued)

License fees

The Company enters into certain dossier sales, licensing and supply arrangements with various parties. Income from licensing arrangements is generally recognized over the term of the contract. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

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

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

-	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit;
-	temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
-	taxable temporary differences arising upon the initial recognition of goodwill.

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

(in millions, except share and per share data)

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

Detailed below is a summary of the impact of IFRS 9 on the classifications of investments in the consolidated financial statements of the Company:

Type of instrument	Classification under IAS 39	Classification under IFRS 9
Investments in mutual funds	Classified as available-for-sale financial assets, with fair value differences recognized in OCI.	Classified as debt instruments at fair value through profit and loss (“FVTPL”), with all the fair value changes on subsequent re-measurement recognized in the consolidated income statement.
Investments in equity instruments	Classified as available-for-sale financial assets, with fair value differences recognized in OCI.

All equity investments within the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies are classified as FVTPL. For all other equity instruments, on initial recognition, the Company may make an irrevocable election to present subsequent changes in the fair value in OCI. The Company may make such election on an instrument-by-instrument basis.

If the Company decides to classify an equity instrument as at fair value through other comprehensive income (“FVTOCI”), then all fair value changes on the instrument, excluding dividends, are recognized in OCI. There will be no recycling of the amounts from OCI to the consolidated income statement, even on sale of the investment. However, the Company may transfer the cumulative gain or loss within equity.

Equity instruments included within the FVTPL category are measured at fair value, with all changes recognized in the consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

s. Recent accounting pronouncements (continued)

Standards issued but not yet effective and not early adopted by the Company (continued)

IFRS 9, Financial instruments (continued)

Impact on impairment of trade receivables

In accordance with IFRS 9, the Company shall apply the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of IFRS 15.

For this purpose, the Company can choose to follow a “simplified approach” for recognition of impairment loss allowance on the trade receivable balances. The application of the simplified approach does not require the Company to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

For this purpose, the Company has designed a provision matrix to determine impairment loss allowance on the portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

Impact on hedge accounting

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Company’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. Based on the impact of the adoption assessment performed, the Company believes that its existing hedge relationships will continue to be designated as such under the new hedge accounting requirements.

The Company implemented the new standard on April 1, 2018 and applied the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 9, as at April 1, 2018, to retained earnings and not restate prior years.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. This comprehensive new standard will supersede existing revenue recognition guidance, and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

The Company adopted IFRS 15 effective April 1, 2018, using the modified retrospective method. The adoption of IFRS 15 does not have any significant impact on the Company’s recognition of revenues from product sales, service income and license fee.

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied.

Upon adoption, a portion of the annual operating lease expense, which is currently fully recognized as functional expense, will be recognized as finance expense. Further, a portion of the annual lease payments recognized in the cash flow statement as reduction of lease liability will be recognized as outflow from financing activities, which are currently fully recognized as an outflow from operating activities.

The undiscounted and non-cancellable operating lease commitments of Rs.1,929 and Rs.1,710 as at March 31, 2018 and 2017, respectively, as disclosed in Note 27 of these consolidated financial statements, provide an indicator of the impact of implementation of IFRS 16 on the consolidated financial statements of the Company. Accordingly, the Company believes that the adoption of IFRS 16 will not have a material impact on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

s. Recent accounting pronouncements (continued)

Standards issued but not yet effective and not early adopted by the Company (continued)

IFRIC 22, Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22, “Foreign Currency Transactions and Advance Consideration,” which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. IFRIC Interpretation 22 is effective for annual reporting periods beginning on or after January 1, 2018. The Company believes that the adoption of IFRIC 22 does not have a material impact on its consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax treatments

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 “Income taxes”, are applied where there is uncertainty over income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the applicable tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under applicable tax law. The interpretation provides specific guidance in several areas where previously IAS 12 was silent. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits, including tax rates.

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

(in millions, except share and per share data)

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

(ii) Intangible assets

The fair value of brands, technology related intangibles, and patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, technology related intangibles, patents or trademarks being owned (the “relief of royalty method”). The fair value of customer related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method. Under this method, value is estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realize those benefits.

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

(in millions, except share and per share data)

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

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed either under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

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

Segment information:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Proprietary Products
	2018		2017		2016		2018		2017		2016		2018		2017		2016
Revenues(1) (2)	Rs.	114,014	Rs.	115,409	Rs.	128,062	Rs.	21,992	Rs.	21,277	Rs.	22,379	Rs.	4,245	Rs.	2,363	Rs.	2,659
Gross profit	Rs.	67,190	Rs.	71,079	Rs.	84,427	Rs.	4,446	Rs.	4,473	Rs.	4,931	Rs.	3,799	Rs.	1,951	Rs.	2,217
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
Profit for the year

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Segment reporting (continued)

[Continued from above table, first column repeated]

Segment information:	For the Year Ended March 31,
Reportable segments	Others						Total
	2018		2017		2016		2018		2017		2016
Revenues(1) (2)	Rs.	1,777	Rs.	1,760	Rs.	1,608	Rs.	142,028	Rs.	140,809	Rs.	154,708
Gross profit	Rs.	869	Rs.	853	Rs.	706	Rs.	76,304	Rs.	78,356	Rs.	92,281
Selling, general and administrative expenses								46,910		46,372		45,702
Research and development expenses								18,265		19,551		17,834
Other (income)/expense, net								(788)		(1,065)		(874)
Results from operating activities							Rs.	11,917	Rs.	13,498	Rs.	29,619
Finance (expense)/income, net								2,080		806		(2,708)
Share of profit of equity accounted investees, net of tax								344		349		229
Profit before tax							Rs.	14,341	Rs.	14,653	Rs.	27,140
Tax expense								4,535		2,614		7,127
Profit for the year							Rs.	9,806	Rs.	12,039	Rs.	20,013

(1)	Revenues for the year ended March 31, 2018 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.5,492 (as compared to Rs.6,181 and Rs.5,447 for the years ended March 31, 2017 and 2016, respectively).

(2)	Effective July 1, 2017, a Goods and Services Tax (“GST”) was introduced in India, replacing the excise duty and various other taxes. Following the principles of IAS 18, revenues from operations are disclosed net of GST. For periods prior to July 1, 2017, the excise duty amount was recorded as part of revenues with a corresponding amount recorded in the cost of revenues. Accordingly, revenues and cost of revenues for the year ended March 31, 2018 are not comparable with those of the previous years presented. Tabulated below are the details of excise duty included in revenues:

	For the Year Ended March 31,
	2018		2017		2016
Excise duty included in revenues	Rs.	173	Rs.	939	Rs.	842

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2018		2017		2016
India	Rs.	25,209	Rs.	24,927	Rs.	23,913
United States		68,124		69,816		81,154
Russia		12,610		11,547		10,640
Others		36,085		34,519		39,001
	Rs.	142,028	Rs.	140,809	Rs.	154,708

Analysis of revenues within the Global Generics segment:

An analysis of revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2018		2017		2016
Gastrointestinal	Rs.	19,153	Rs.	21,190	Rs.	21,253
Oncology		16,999		17,054		19,410
Cardiovascular		16,501		15,553		19,009
Pain Management		12,898		14,323		16,240
Central Nervous System		12,509		12,749		14,739
Anti-Infective		6,557		7,189		12,711
Others		29,397		27,351		24,700
Total	Rs.	114,014	Rs.	115,409	Rs.	128,062

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Segment reporting (continued)

Analysis of revenues within the PSAI segment:

An analysis of revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2018		2017		2016
Cardiovascular	Rs.	6,191	Rs.	5,078	Rs.	5,077
Pain Management		3,228		3,290		4,085
Central Nervous System		2,331		2,758		3,021
Anti-Infective		1,968		1,859		2,015
Dermatology		1,606		1,606		1,485
Oncology		1,650		1,534		2,570
Others		5,018		5,152		4,126
Total	Rs.	21,992	Rs.	21,277	Rs.	22,379

Analysis of assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2018		2017
India	Rs.	57,818	Rs.	57,997
Switzerland		32,287		31,543
United States		8,361		8,660
Germany		2,876		3,220
Others		7,515		6,213
	Rs.	108,857	Rs.	107,633

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2018		2017
India	Rs.	7,807	Rs.	10,545
Switzerland		1,100		26,639
United States		723		2,657
Others		1,284		728
	Rs.	10,914	Rs.	40,569

Analysis of depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2018		2017		2016
Global Generics	Rs.	3,606	Rs.	3,381	Rs.	2,742
PSAI		2,923		2,674		2,437
Proprietary Products		-		-		-
Others		66		62		62
	Rs.	6,595	Rs.	6,117	Rs.	5,241

Information about major customers

Revenues from two customers of the Company's Global Generics segment were Rs.13,486 and Rs.10,755, representing approximately 9% and 8%, respectively, of the Company’s total revenues for the year ended March 31, 2018.

Revenues from one customer of the Company's Global Generics segment were Rs.22,760, representing approximately 16% of the Company’s total revenues for the year ended March 31, 2017.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

6. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Computer equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as at April 1, 2016	Rs.	3,814	Rs.	19,095	Rs.	54,393	Rs.	2,246	Rs.	2,265	Rs.	777	Rs.	82,590
Additions		98		2,395		9,090		566		205		96		12,450
Disposals		-		(34)		(521)		(70)		(19)		(120)		(764)
Effect of changes in foreign exchange rates		(44)		(165)		(533)		(15)		(23)		(2)		(782)
Balance as at March 31, 2017	Rs.	3,868	Rs.	21,291	Rs.	62,429	Rs.	2,727	Rs.	2,428	Rs.	751	Rs.	93,494

Balance as at April 1, 2017	Rs.	3,868	Rs.	21,291	Rs.	62,429	Rs.	2,727	Rs.	2,428	Rs.	751	Rs.	93,494
Additions		324		1,030		5,458		313		194		293		7,612
Disposals		(7)		(42)		(1,071)		(125)		(29)		(275)		(1,549)
Effect of changes in foreign exchange rates		31		162		399		15		21		1		629
Balance as at March 31, 2018	Rs.	4,216	Rs.	22,441	Rs.	67,215	Rs.	2,930	Rs.	2,614	Rs.	770	Rs.	100,186

Accumulated Depreciation
Balance as at April 1, 2016	Rs.	-	Rs.	4,302	Rs.	27,982	Rs.	1,553	Rs.	1,953	Rs.	389	Rs.	36,179
Depreciation for the year		-		896		5,971		378		231		120		7,596
Impairment loss		38		214		69		10		-		-		331
Disposals		-		(23)		(499)		(67)		(14)		(116)		(719)
Effect of changes in foreign exchange rates		-		(71)		(298)		(13)		(24)		(1)		(407)
Balance as at March 31, 2017	Rs.	38	Rs.	5,318	Rs.	33,225	Rs.	1,861	Rs.	2,146	Rs.	392	Rs.	42,980

Balance as at April 1, 2017	Rs.	38	Rs.	5,318	Rs.	33,225	Rs.	1,861	Rs.	2,146	Rs.	392	Rs.	42,980
Depreciation for the year		-		972		6,455		373		240		245		8,285
Disposals		-		(29)		(955)		(105)		(39)		(264)		(1,392)
Effect of changes in foreign exchange rates		-		82		260		12		17		1		372
Balance as at March 31, 2018	Rs.	38	Rs.	6,343	Rs.	38,985	Rs.	2,141	Rs.	2,364	Rs.	374	Rs.	50,245

Net carrying value
As at April 1, 2016	Rs.	3,814	Rs.	14,793	Rs.	26,411	Rs.	693	Rs.	312	Rs.	388	Rs.	46,411
As at March 31, 2017	Rs.	3,830	Rs.	15,973	Rs.	29,204	Rs.	866	Rs.	282	Rs.	359	Rs.	50,514
Add: Capital-work-in-progress													Rs.	6,646
Total as at March 31, 2017													Rs.	57,160
As at March 31, 2018	Rs.	4,178	Rs.	16,098	Rs.	28,230	Rs.	789	Rs.	250	Rs.	396	Rs.	49,941
Add: Capital-work-in-progress													Rs.	7,928
Total as at March 31, 2018													Rs.	57,869

Impairment losses recorded for the year ended March 31, 2017

During the three months ended March 31, 2017, the Company experienced a significant decline in the expected cash flows of some of the products forming part of a cash generating unit ("CGU") under its Global Generics segment. Consequently, the Company, following the guidance under IAS 36 "Impairment of assets", determined that the estimated recoverable amount of the CGU is lower than its carrying cost. Accordingly, an amount of Rs.335 (including Rs.4 towards capital-work-in-progress) was recorded as an impairment for the three months ended March 31, 2017. Such impairment charge was recognized and presented under "cost of revenues".

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Key assumptions upon which the Company has based its determinations of value-in-use include:

a)	Estimated cash flows for the remaining useful life, based on management’s projections.

b)	The terminal value is considered to be zero.

c)	The post-tax discount rates used are based on the Company’s weighted average cost of capital. The post-tax discount rate used was 6.68%. The pre-tax discount rate was 9.02%.

Capital commitments

As of March 31, 2018 and 2017, the Company was committed to spend Rs.3,788 and Rs.5,256, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

6. Property, plant and equipment (continued)

Interest capitalization

During the years ended March 31, 2018 and 2017, the Company capitalized interest cost of Rs.71 and Rs.65, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2018 and 2017 was approximately 2.76% and 2.14%, respectively.

Assets acquired under finance leases

Property, plant and equipment include Rs.502 and Rs.511 of assets acquired (net of accumulated depreciation) under finance leases as of March 31, 2018 and 2017, respectively.

7. Goodwill

Goodwill arising upon business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2018 and 2017:

	As of March 31,
	2018		2017
Opening balance, gross	Rs.	20,026	Rs.	20,122
Goodwill arising on business combinations during the year(1)		-		10
Effect of translation adjustments		193		(106)
Impairment loss(2)		(16,274)		(16,274)
Closing balance	Rs.	3,945	Rs.	3,752

(1)	Rs.10 as of March 31, 2017 represents goodwill arising from the acquisition of Imperial Credit Private Limited.

(2)	The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company’s operating segment.

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

	As of March 31,
	2018		2017
PSAI-Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics-Complex Injectables		1,339		1,148
Global Generics-North America Operations		995		995
Global Generics-Branded Formulations		491		491
Others		123		121
	Rs.	3,945	Rs.	3,752

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a)	Estimated cash flows for five years, based on management’s projections.
b)	A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

7. Goodwill (continued)

c)	The after tax discount rates used are based on the Company’s weighted average cost of capital.

d)	The after tax discount rates used range from 6.97% to 13.74% for various cash generating units. The pre-tax discount rates range from 9.32% to 33.43%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

8. Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Trademarks with finite useful life		Product related intangibles		Technology related intangibles		Customer related intangibles		Others		Total
Gross carrying amount
Balance as at April 1, 2016	Rs.	10,178	Rs.	37,740	Rs.	2,847	Rs.	1,100	Rs.	2,295	Rs.	54,160
Additions(1)		1,148		27,419		27		-		611		29,205
De-recognitions(2)		(32)		(269)		-		(706)		(124)		(1,131)
Effect of changes in foreign exchange rates		(617)		(2,265)		(230)		(37)		(19)		(3,168)
Balance as at March 31, 2017	Rs.	10,677	Rs.	62,625	Rs.	2,644	Rs.	357	Rs.	2,763	Rs.	79,066

Balance as at April 1, 2017	Rs.	10,677	Rs.	62,625	Rs.	2,644	Rs.	357	Rs.	2,763	Rs.	79,066
Additions		-		2,377		-		-		228		2,605
Effect of changes in foreign exchange rates		1,162		2,496		206		-		6		3,870
Balance as at March 31, 2018	Rs.	11,839	Rs.	67,498	Rs.	2,850	Rs.	357	Rs.	2,997	Rs.	85,541

Amortization/impairment loss
Balance as at April 1, 2016	Rs.	7,686	Rs.	22,599	Rs.	1,253	Rs.	1,085	Rs.	741	Rs.	33,364
Amortization for the year		578		2,304		443		15		341		3,681
Impairment loss		32		40		38		-		-		110
De-recognitions(2)		(32)		(269)		-		(706)		(124)		(1,131)
Effect of changes in foreign exchange rates		(457)		(1,215)		(159)		(37)		(15)		(1,883)
Balance as at March 31, 2017	Rs.	7,807	Rs.	23,459	Rs.	1,575	Rs.	357	Rs.	943	Rs.	34,141

Balance as at April 1, 2017	Rs.	7,807	Rs.	23,459	Rs.	1,575	Rs.	357	Rs.	943	Rs.	34,141
Amortization for the year		591		2,145		403		-		286		3,425
Impairment loss		-		53		-		-		-		53
Effect of changes in foreign exchange rates		885		2,204		167		-		1		3,257
Balance as at March 31, 2018	Rs.	9,283	Rs.	27,861	Rs.	2,145	Rs.	357	Rs.	1,230	Rs.	40,876

Net carrying amount
As at April 1, 2016	Rs.	2,492	Rs.	15,141	Rs.	1,594	Rs.	15	Rs.	1,554	Rs.	20,796
As at March 31, 2017	Rs.	2,870	Rs.	39,166	Rs.	1,069	Rs.	-	Rs.	1,820	Rs.	44,925
As at March 31, 2018	Rs.	2,556	Rs.	39,637	Rs.	705	Rs.	-	Rs.	1,767	Rs.	44,665

(1) Additions during the year ended March 31, 2017 primarily consists of: (a) Rs.23,366, representing the consideration paid to Teva Pharmaceutical Industries Limited (“Teva”) and an affiliate of Allergan Plc (“Allergan”) to acquire eight Abbreviated New Drug Applications (“ANDAs”) in the United States (refer to Note 33 of these consolidated financial statements for further details); and (b) Rs.3,159, representing the consideration for the acquisition of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity from XenoPort, Inc. (refer to Note 34 of these consolidated financial statements for further details).

(2) During the year ended March 31, 2017, the Company derecognized certain intangible assets which were fully amortized and from which no future economic benefits were expected, either from use or from their disposal. Accordingly, an amount of Rs.1,131 was reduced both from gross carrying amount and accumulated amortization.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

8. Other intangible assets (continued)

In-process research and development assets (“IPR&D”):

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

	As of March 31,
	2018		2017
Opening balance	Rs.	27,150	Rs.	1,096
Add: Additions during the year(1)		523		26,858
Less: Capitalizations during the year(2)		(778)		-
Less: Impairments during the year(3)		-		(38)
Effect of changes in exchange rates		132		(766)
Closing balance	Rs.	27,027	Rs.	27,150

(1)	Additions during the year ended March 31, 2017 primarily consists of:

a.	Rs.23,366, representing the consideration paid to Teva and an affiliate of Allergan to acquire eight ANDAs in the United States (refer to Note 33 of these consolidated financial statements for further details); and

b.	Rs.3,159, representing the consideration for the acquisition of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity from XenoPort, Inc. (refer to Note 34 of these consolidated financial statements for further details).

(2)	ezitimibe and simvastatin tablets, representing one of the eight ANDAs acquired from Teva, was launched during the three months ended June 30, 2017. Accordingly, the Company reclassified the amount from IPR&D to product related intangibles.

(3)	Refer to “Impairment losses recorded for the year ended March 31, 2017” in this Note 8 for further details.

Amortization of other intangible assets:

	For the Year Ended March 31,
	2018		2017		2016
Selling, general and administrative expenses	Rs.	3,029	Rs.	3,198	Rs.	3,262
Cost of revenues		264		300		110
Research and development expenses		132		183		98
	Rs.	3,425	Rs.	3,681	Rs.	3,470

Interest capitalization

During the years ended March 31, 2018 and 2017, the Company capitalized interest cost of Rs.458 and Rs.258, respectively, with respect to certain qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2018 and 2017 ranged from 0.81% to 2.76% and from 0.91% to 2.14%, respectively.

Impairment loss on other intangible assets:

	For the Year Ended March 31,
	2018		2017		2016
Selling, general and administrative expenses	Rs.	53	Rs.	72	Rs.	61
Research and development expenses		-		38		133
Cost of revenues		-		-		-
	Rs.	53	Rs.	110	Rs.	194

Impairment losses recorded for the year ended March 31, 2018

As a result of the Company’s decision to discontinue a few products pertaining to its Global Generics segment, product related intangibles of Rs.20 and Rs.33 were recorded as impairment loss for the year ended March 31, 2018 under “Selling, general and administrative expenses” in the consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

8. Other intangible assets (continued)

Impairment losses recorded for the year ended March 31, 2017

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

9. Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2018 and 2017. Four directors of the Company are on the board of Reddy Kunshan, which consists of eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting under IFRS 11.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2018		2017		2016
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	4,933	Rs.	3,385	Rs.	2,876
Total non-current assets		347		296		377
Total assets	Rs.	5,280	Rs.	3,681	Rs.	3,253
Equity	Rs.	3,600	Rs.	2,603	Rs.	2,129
Total current liabilities		1,680		1,078		1,124
Total equity and liabilities	Rs.	5,280	Rs.	3,681	Rs.	3,253
Revenues	Rs.	5,482	Rs.	4,980	Rs.	4,246
Expenses		4,792		4,295		3,800
Profit for the year	Rs.	690	Rs.	685	Rs.	446
Company’s share of profits for the year	Rs.	354	Rs.	351	Rs.	229
Carrying value of the Company’s investment(1)	Rs.	2,029	Rs.	1,519	Rs.	1,309
Translation adjustment arising out of translation of foreign currency balances	Rs.	255	Rs.	97	Rs.	239

(1)	Includes Rs.181 representing the goodwill on acquisition of investment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

10. Other investments

Other investments consist of investments in units of mutual funds, bonds, commercial paper, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of March 31, 2018 are as follows:

	Cost		Gain recognized directly in equity		Fair value/ amortized cost(2)
In units of mutual funds	Rs.	14,703	Rs.	75	Rs.	14,778
In equity securities(1)		2,703		(1,508)		1,195
In bonds		4,633		-		4,633
In commercial paper		232		-		232
Term deposits with banks		41		-		41
	Rs.	22,312	Rs.	(1,433)	Rs.	20,879
Current portion
In units of mutual funds	Rs.	14,703	Rs.	75	Rs.	14,778
In bonds		3,279		-		3,279
In commercial paper		232		-		232
Term deposits with banks		41		-		41
	Rs.	18,255	Rs.	75	Rs.	18,330
Non-current portion
In equity securities(1)		2,703		(1,508)		1,195
In bonds		1,354		-		1,354
	Rs.	4,057	Rs.	(1,508)	Rs.	2,549

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 31 of these consolidated financial statements for further details.

(2)	Interest accrued but not due on bonds, commercial paper and term deposits with banks is included in other current assets.

As of March 31, 2017, the details of such investments were as follows:

	Cost		Gain recognized directly in equity		Fair value/ amortized cost(2)
In units of mutual funds	Rs.	9,677	Rs.	1,464	Rs.	11,141
In equity securities(1)		2,703		2,260		4,963
Term deposits with banks		3,403		-		3,403
	Rs.	15,783	Rs.	3,724	Rs.	19,507
Current portion
In units of mutual funds	Rs.	9,464	Rs.	1,417	Rs.	10,881
Term deposits with banks		3,389		-		3,389
	Rs.	12,853	Rs.	1,417	Rs.	14,270
Non-current portion
In units of mutual funds	Rs.	213	Rs.	47	Rs.	260
In equity securities(1)		2,703		2,260		4,963
Term deposits with banks		14		-		14
	Rs.	2,930	Rs.	2,307	Rs.	5,237

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 31 of these consolidated financial statements for further details.

(2)	Interest accrued but not due on term deposits with banks is included in other current assets.

11. Inventories

Inventories consist of the following:

	As of March 31,
	2018		2017
Raw materials	Rs.	7,294	Rs.	7,226
Packing materials, stores and spares		2,394		2,315
Work-in-progress		7,175		6,614
Finished goods		12,226		12,374
	Rs.	29,089	Rs.	28,529

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

11. Inventories (continued)

Details of inventories recognized in the consolidated income statement are as follows:

	For the Year Ended March 31,
	2018		2017		2016
Raw materials, consumables and changes in finished goods and work in progress	Rs.	32,410	Rs.	27,165	Rs.	30,305
Inventory write-downs		2,946		3,085		2,746

12. Trade and other receivables

	As of March 31,
	2018		2017
Current
Trade and other receivables, gross	Rs.	41,569	Rs.	38,926
Less: Allowance for doubtful trade and other receivables		(952)		(861)
Trade and other receivables, net	Rs.	40,617	Rs.	38,065

Non-current
Trade and other receivables, gross(1)	Rs.	169	Rs.	206
Less: Allowance for doubtful trade and other receivables		-		-
Trade and other receivables, net	Rs.	169	Rs.	206

(1) Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

The Company maintains an allowance for impairment of doubtful accounts based on financial condition of the customer, aging of the customer accounts receivable and historical experience of collections from customers. The details of the allowance for impairment of trade account receivables are given below:

	For the Year Ended March 31,
	2018		2017
Balance at the beginning of the year	Rs.	861	Rs.	789
Provision for doubtful trade and other receivables, net		146		138
Trade and other receivables written off and exchange differences		(55)		(66)
Balance at the end of the year	Rs.	952	Rs.	861

13. Other assets

Other assets consist of the following:

	As of March 31,
	2018		2017
Current
Balances and receivables from statutory authorities(1)	Rs.	6,741	Rs.	4,151
Export benefits receivable(2)		2,842		3,521
Prepaid expenses		761		712
Others(3)		3,957		3,586
	Rs.	14,301	Rs.	11,970
Non-current
Deposits	Rs.	664	Rs.	651
Others		366		332
	Rs.	1,030	Rs.	983

(1)	Balances and receivables from statutory authorities primarily consist of amounts receivable from the goods and service tax (“GST”), excise duty, value added tax and customs authorities of India and the unutilized GST input tax credits, excise duty, service tax and value added tax input credits (subsumed under GST input tax credits effective as of July 1, 2017) on purchases. These are regularly utilized to offset the GST liability (or, prior to July 1, 2017, liability for excise duty, value added tax, etc.) on goods produced by and services provided by the Company. Accordingly, these balances have been classified as current assets.

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

(3)	Others primarily includes advances given to vendors and employees, interest accrued but not due on investments, and insurance claims receivable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

14. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2018		2017
Cash balances	Rs.	2	Rs.	3
Balances with banks(1) (2)		1,454		1,131
Term deposits with banks (original maturities up to 3 months)		1,182		2,732
Cash and cash equivalents in the statement of financial position		2,638		3,866
Bank overdrafts used for cash management purposes		96		87
Cash and cash equivalents in the statement of cash flow	Rs.	2,542	Rs.	3,779

(1) Balances with banks as of March 31, 2018 included restricted cash of Rs.86, which consisted of:

•	Rs.72, representing amounts in the Company’s unclaimed dividend and debenture interest accounts; and

•	Rs.14, representing other restricted cash amounts.

(2) Balances with banks as of March 31, 2017 included restricted cash of Rs.177, which consisted of:

•	Rs.64, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•	Rs.38, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls (refer to Note 38 of these consolidated financial statements for further details);

•	Rs.49, representing the portion of the purchase consideration deposited in an escrow account, pursuant to an acquisition of an intangible asset; and

•	Rs.26, representing other restricted cash amounts.

15. Equity

	For the Year Ended March 31, 2018			For the Year Ended March 31, 2017
	Number	Amount		Number	Amount
Authorized share capital	240,000,000	Rs.	1,200	240,000,000	Rs.	1,200
Fully paid up share capital
Opening number of equity shares/share capital	165,741,713	Rs.	829	170,607,653	Rs.	853
Add: Issue of equity shares on exercise of options	169,194		1	211,564		1
Less: Buyback of equity shares	-		-	(5,077,504)		(25)
Closing number of equity shares/share capital	165,910,907	Rs.	830	165,741,713	Rs.	829

The Company presently has only one class of equity shares and the par value of each share is Rs.5. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

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

Final dividends on equity shares (including dividend tax on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The details of dividends paid by the Company are as follows:

	For the Year Ended March 31,
	2018		2017		2016
Dividend per share	Rs.	20	Rs.	20	Rs.	20
Dividend distribution tax on the dividend paid		675		78		695
Dividend paid during the year		3,317		3,312		3,411

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

15. Equity (continued)

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

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 22, 2018, the Board proposed a dividend of Rs.20 per share and aggregating to Rs.3,318, which is subject to the approval of the Company’s shareholders. Upon such approval, there will be an additional cash outflow of Rs.682 for payment of dividend distribution tax thereon.

16. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2018, 2017 and 2016 was based on the profit attributable to equity shareholders of Rs.9,806, Rs.12,039 and Rs.20,013, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2018		2017		2016
Issued equity shares as at April 1		165,741,713		170,607,653		170,381,174
Effect of shares issued on exercise of stock options		103,695		126,277		166,469
Effect of buyback of equity shares		-		(4,084,987)		-
Weighted average number of equity shares at March 31		165,845,408		166,648,943		170,547,643
Earnings per share – Basic	Rs.	59.13	Rs.	72.24	Rs.	117.34

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2018		2017		2016
Weighted average number of equity shares (Basic)		165,845,408		166,648,943		170,547,643
Dilutive effect of stock options outstanding		340,144		348,733		525,137
Weighted average number of equity shares (Diluted)		166,185,552		166,997,675		171,072,780
Earnings per share – Diluted	Rs.	59.00	Rs.	72.09	Rs.	116.98

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

17. Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by certain of its subsidiaries in Switzerland, the United States, Russia and Ukraine.

Short term borrowings consist of the following:

	As at March 31,
	2018		2017
Packing credit borrowings	Rs.	21,008	Rs.	18,699
Other foreign currency borrowings		4,458		24,840
	Rs.	25,466	Rs.	43,539

The interest rate profile of short-term borrowings from banks is given below:

	As at March 31,
	2018		2017
	Currency(1)	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	1 Month LIBOR + (30) to 30 bps	USD	1 Month LIBOR + (30) to 1 bps
	-	-	USD	0.01%
	-	-	INR	T-Bill + 30bps
	INR	6.00%	INR	6.92% to 6.95%
	RUB	6.75%	RUB	9.95%
Other foreign currency borrowings	USD	1 Month/3 Months LIBOR + 65 to 85 bps	USD	1 Month LIBOR + 40 to 60 bps
	RUB	8.20%	RUB	10.48%
	UAH	18.00%	-	-

(1)	“INR” means Indian rupees, “RUB” means Russian roubles, and “UAH” means Ukrainian hryvnia.

Short-term borrowing by Dr. Reddy’s Laboratories, SA

During the three months ended September 30, 2016, Dr. Reddy’s Laboratories, SA, one of the Company’s subsidiaries in Switzerland (the “Swiss Subsidiary”) borrowed U.S.$350 from certain institutional lenders at an interest rate ranging from Libor plus 0.45% to 0.60% per annum. The borrowing was solely for the purpose of the acquisition of eight ANDAs from Teva and an affiliate of Allergan in the United States (refer to Note 33 of these consolidated financial statements for additional details). The entire short-term borrowing of U.S.$350 was repaid during the three months ended June 30, 2017.

Long-term borrowings

Long-term borrowings consist of the following:

	As at March 31
	2018		2017
Foreign currency borrowing by the parent company	Rs.	4,880	Rs.	4,852
Foreign currency borrowing by the Swiss Subsidiary		16,185		-
Foreign currency borrowing by the Company’s German subsidiary, Reddy Holding GmbH		3,394		-
Obligations under finance leases		693		707
	Rs.	25,152	Rs.	5,559
Current portion
Obligations under finance leases	Rs.	63	Rs.	110
	Rs.	63	Rs.	110
Non-current portion
Foreign currency borrowing by the parent company	Rs.	4,880	Rs.	4,852
Foreign currency borrowing by the Swiss Subsidiary		16,185		-
Foreign currency borrowing by the Company’s German subsidiary, Reddy Holding GmbH		3,394		-
Obligations under finance leases		630		597
	Rs.	25,089	Rs.	5,449

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

17. Loans and borrowings (continued)

Long-term borrowings (continued)

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

Long-term bank loan of subsidiary companies

During the three months ended June 30, 2017, the Company entered into a refinancing arrangement with certain financial institutions relating to the short-term borrowing of U.S.$350 in the Swiss Subsidiary. Pursuant to such arrangement, the Company repaid the short-term borrowing of U.S.$350 and incurred long-term borrowings of U.S.$250 in the Swiss Subsidiary and EUR 42 in the Company’s German subsidiary, Reddy Holding GmbH. The aforesaid loans are repayable over a 36 month period commencing at the end of the 24th month and continuing through the 60th month following the date of the loan agreement.

All of the foregoing loan agreements impose various financial covenants on the Company. As of March 31, 2018, the Company was in compliance with all such financial covenants.

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.24,046 and Rs.21,156 as of March 31, 2018 and 2017, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

The interest rate profiles of long-term borrowings (other than obligations under finance leases) as at March 31, 2018 and 2017 were as follows:

	As at March 31,
	2018		2017
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	1 Month LIBOR + 45 to 82.7 bps	USD	1 Month LIBOR + 82.7 bps
	EUR	0.81%	-	-

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2018 were as follows:

Maturing in the year ending March 31,(1)	Foreign currency loan		Obligations under finance leases		Total
2019	Rs.	-	Rs.	63	Rs.	63
2020		4,064		59		4,123
2021		6,346		61		6,407
2022		1,131		66		1,197
2023		13,035		71		13,106
Thereafter		-		373		373
	Rs.	24,576	Rs.	693	Rs.	25,269

(1)	Long-term debt obligations disclosed in the above table do not reflect any netting of transaction costs amounting to Rs.117.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

17. Loans and borrowings (continued)

Long-term borrowings (continued)

The aggregate maturities of long term loans and borrowings, based on contractual maturities, as of March 31, 2017 were as follows:

Maturing in the year ending March 31,	Foreign currency loan		Obligations under finance leases		Total
2018	Rs.	-	Rs.	110	Rs.	110
2019		-		56		56
2020		1,610		51		1,661
2021		3,242		53		3,295
2022		-		57		57
Thereafter		-		380		380
	Rs.	4,852	Rs.	707	Rs.	5,559

Obligations under finance leases

The Company has leased buildings and vehicles under finance leases. Future minimum lease payments under finance leases as at March 31, 2018 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	63	Rs.	57	Rs.	120
Between one and five years		257		159		416
More than five years		373		66		439
	Rs.	693	Rs.	282	Rs.	975

Future minimum lease payments under finance leases as at March 31, 2017 were as follows:

Particulars	Present value of minimum lease payments		Interest		Future minimum lease payments
Not later than one year	Rs.	110	Rs.	77	Rs.	187
Between one and five years		217		149		366
More than five years		380		84		464
	Rs.	707	Rs.	310	Rs.	1,017

Reconciliation of liabilities arising from financing activities

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	5,559	Rs.	43,539	Rs.	49,098
Borrowings made during the year		19,065		47,564		66,629
Borrowings repaid during the year		(158)		(65,589)		(65,747)
Currency translation adjustments		747		(48)		699
Others		(61)		-		(61)
Closing balance	Rs.	25,152	Rs.	25,466	Rs.	50,618

(1)	Including current portion.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2018, 2017 and 2016 amounted to Rs.32,149, Rs.31,069 and Rs.31,174, respectively.

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

The components of gratuity cost recognized in the income statement for the years ended March 31, 2018, 2017 and 2016 consist of the following:

	For the Year Ended March 31,
	2018		2017		2016
Current service cost	Rs.	252	Rs.	221	Rs.	177
Interest on net defined benefit liability/(asset)		6		14		2
Gratuity cost recognized in income statement	Rs.	258	Rs.	235	Rs.	179

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2018		2017
Present value of funded obligations	Rs.	2,007	Rs.	1,840
Fair value of plan assets		(1,958)		(1,687)
Net defined benefit liability recognized	Rs.	49	Rs.	153

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2018		2017
Defined benefit obligations at the beginning of the year	Rs.	1,840	Rs.	1,540
Current service cost		252		221
Interest on defined obligations		125		114
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(121)		30
Actuarial loss/(gain) due to demographic assumptions		11		(12)
Actuarial loss/(gain) due to experience changes		62		62
Benefits paid		(162)		(115)
Defined benefit obligations at the end of the year	Rs.	2,007	Rs.	1,840

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2018		2017
Fair value of plan assets at the beginning of the year	Rs.	1,687	Rs.	1,303
Employer contributions		313		348
Interest on plan assets		121		99
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(1)		52
Benefits paid		(162)		(115)
Plan assets at the end of the year	Rs.	1,958	Rs.	1,687

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee benefits (continued)

Sensitivity Analysis:

	As of March 31, 2018
Defined benefit obligation without effect of projected salary growth	Rs.	1,167
Add: Effect of salary growth		840
Defined benefit obligation with projected salary growth		2,007
Defined benefit obligation, using discount rate minus 50 basis points		2,082
Defined benefit obligation, using discount rate plus 50 basis points		1,936
Defined benefit obligation, using salary growth rate plus 50 basis points		2,081
Defined benefit obligation, using salary growth rate minus 50 basis points		1,937

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2018	2017	2016
Discount rate	7.75%	7.20%	7.80%
Rate of compensation increase	7% per annum for the first year and 9% per annum thereafter	7% per annum for the first year and 9% per annum thereafter	10% per annum for the first 2 years and 9% per annum thereafter

The assumptions used to determine gratuity cost:

	For the Year Ended March 31,
	2018	2017	2016
Discount rate	7.20%	7.80%	8.00%
Rate of compensation increase	7% per annum for the first year and 9% per annum thereafter	10% per annum for the first 2 years and 9% per annum thereafter	10% per annum for the first 2 years and 9% per annum thereafter

Contributions: The Company expects to contribute Rs.49 to the Gratuity Plan during the year ending March 31, 2019.

Disaggregation of plan assets: The Gratuity Plan’s weighted-average asset allocation as of March 31, 2018 and 2017, by asset category, was as follows:

	As of March 31,
	2018	2017
Funds managed by insurers	99%	99%
Others	1%	1%

The expected future cash flows in respect of gratuity as at March 31, 2018 were as follows:

Expected contribution	Amount
During the year ended March 31, 2019 (estimated)	Rs.	49

Expected future benefit payments
March 31, 2019		244
March 31, 2020		219
March 31, 2021		212
March 31, 2022		208
March 31, 2023		208
Thereafter		2,951

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee benefits (continued)

The components of net pension cost recognized in the income statement for the years ended March 31, 2018, 2017 and 2016 consist of the following:

	For the Year Ended March 31,
	2018		2017		2016
Current service cost	Rs.	12	Rs.	13	Rs.	14
Interest on net defined benefit liability/(asset)		13		12		11
Total cost recognized in income statement	Rs.	25	Rs.	25	Rs.	25

Details of the employee benefits obligation and plan assets are provided below:

	As of March 31,
	2018		2017
Present value of funded obligations	Rs.	243	Rs.	218
Fair value of plan assets		(66)		(60)
Net defined benefit liability recognized	Rs.	177	Rs.	158

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2018		2017
Defined benefit obligations at the beginning of the year	Rs.	218	Rs.	249
Current service cost		12		13
Interest on defined obligations		19		17
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(6)		(24)
Actuarial loss/(gain) due to experience changes		0		7
Benefits paid		(8)		(19)
Foreign exchange differences		8		(25)
Defined benefit obligations at the end of the year	Rs.	243	Rs.	218

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2018		2017
Fair value of plan assets at the beginning of the year	Rs.	60	Rs.	61
Employer contributions		8		19
Interest on plan assets		7		6
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(3)		(0)
Benefits paid		(8)		(19)
Foreign exchange differences		2		(7)
Plan assets at the end of the year	Rs.	66	Rs.	60

Sensitivity Analysis:

	As of March 31, 2018
Defined benefit obligation without effect of projected salary growth	Rs.	160
Plus effect of salary growth		83
Defined benefit obligation with projected salary growth		243
Defined benefit obligation, using discount rate minus 50 basis points		254
Defined benefit obligation, using discount rate plus 50 basis points		232
Defined benefit obligation, using salary growth rate plus 50 basis points		255
Defined benefit obligation, using salary growth rate minus 50 basis points		231

Contributions: The Company expects to contribute Rs.36 to the Falcon defined benefit plans during the year ending March 31, 2019.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee benefits (continued)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

Assumptions used to determine defined benefit obligations:	For the Year Ended March 31,
	2018	2017	2016
Discount rate	9.00%	8.75%	7.75%
Rate of compensation increase	4.50%	4.50%	4.50%

Assumptions used to determine defined benefit cost:

	For the Year Ended March 31,
	2018	2017	2016
Discount rate	8.75%	7.75%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%

Plan assets: The Falcon pension plan’s weighted-average asset allocation at March 31, 2018 and 2017, by asset category is as follows:

	As of March 31,
	2018	2017
Corporate bonds	51%	51%
Others	49%	49%

The expected future cash flows in respect of post-employment benefit plans in Mexico as at March 31, 2018 were as follows:

Expected contribution	Amount
During the year ended March 31, 2019 (estimated)	Rs.	36

Expected future benefit payments
March 31, 2019		3
March 31, 2020		6
March 31, 2021		8
March 31, 2022		11
March 31, 2023		13
Thereafter		607

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.735, Rs.682 and Rs.574 to the provident fund plan during the years ended March 31, 2018, 2017 and 2016, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.88, Rs.79 and Rs.71 to the superannuation plan during the years ended March 31, 2018, 2017 and 2016, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.212, Rs.231 and Rs.204 to the 401(k) retirement savings plan during the years ended March 31, 2018, 2017 and 2016, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.135, Rs.134 and Rs.156 to the National Insurance during the years ended March 31, 2018, 2017 and 2016, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee benefits (continued)

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,093 and Rs.855 as at March 31, 2018 and 2017, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.622 as at March 31, 2017. The plan ended on March 31, 2017 and the liability has been paid.

19. Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”). The Nomination, Governance and Compensation Committee of the Board of the parent company (the “Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

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

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2018 and 2017 is as follows:

Category A — Fair Market Value Options: There was no activity under this category during the years ended March 31, 2018 and 2017, and there were no options outstanding under this category as of March 31, 2018 and March 31, 2017.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Employee stock incentive plans (continued)

Dr. Reddy’s Employees Stock Option Plan -2002 (the “DRL 2002 Plan”) (continued)

	For the Year Ended March 31, 2018
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	330,142	Rs.	5.00	Rs.	5.00	69
Granted during the year	158,112		5.00		5.00	90
Expired/forfeited during the year	(23,318)		5.00		5.00	-
Exercised during the year	(144,392)		5.00		5.00	-
Outstanding at the end of the year	320,544	Rs.	5.00	Rs.	5.00	70
Exercisable at the end of the year	47,383	Rs.	5.00	Rs.	5.00	49

	For the Year Ended March 31, 2017
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	427,348	Rs.	5.00	Rs.	5.00	72
Granted during the year	103,136		5.00		5.00	90
Expired/forfeited during the year	(22,597)		5.00		5.00	-
Exercised during the year	(177,745)		5.00		5.00	-
Outstanding at the end of the year	330,142	Rs.	5.00	Rs.	5.00	69
Exercisable at the end of the year	40,882	Rs.	5.00	Rs.	5.00	38

The weighted average grant date fair value of par value options granted under category B above of the DRL 2002 Plan during the years ended March 31, 2018 and 2017 was Rs.2,546 and Rs.3,266 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2018 and 2017 was Rs.2,375 and Rs.3,292 per share, respectively.

The aggregate intrinsic value of options exercised under the DRL 2002 Plan during the years ended March 31, 2018 and 2017 was Rs.342 and Rs.584, respectively. As of March 31, 2018, options outstanding under the DRL 2002 Plan had an aggregate intrinsic value of Rs.665 and options exercisable under the DRL 2002 Plan had an aggregate intrinsic value of Rs.98.

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

(in millions, except share and per share data)

19. Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”) (continued)

No options were granted under Category A as of March 31, 2018 and 2017.

Stock options activity for category B options under the DRL 2007 Plan during the years ended March 31, 2018 and 2017 is as follows:

	For the Year Ended March 31, 2018
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	88,141	Rs.	5.00	Rs.	5.00	74
Granted during the year	63,304		5.00		5.00	90
Expired/forfeited during the year	(19,335)		5.00		5.00	-
Exercised during the year	(24,802)		5.00		5.00	-
Outstanding at the end of the year	107,308	Rs.	5.00	Rs.	5.00	73
Exercisable at the end of the year	11,034	Rs.	5.00	Rs.	5.00	47

	For the Year Ended March 31, 2017
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	92,043	Rs.	5.00	Rs.	5.00	79
Granted during the year	52,956		5.00		5.00	90
Expired/forfeited during the year	(23,039)		5.00		5.00	-
Exercised during the year	(33,819)		5.00		5.00	-
Outstanding at the end of the year	88,141	Rs.	5.00	Rs.	5.00	74
Exercisable at the end of the year	6,517	Rs.	5.00	Rs.	5.00	43

The weighted average grant date fair value of par value options granted under category B of the DRL 2007 Plan during the years ended March 31, 2018 and 2017 was Rs.2,540 and Rs.3,266, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2018 and 2017 was Rs.2,295 and Rs.3,268, respectively.

The aggregate intrinsic value of options exercised under the DRL 2007 Plan during the years ended March 31, 2018 and 2017 was Rs.57 and Rs.110, respectively. As of March 31, 2018, options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.223 and options exercisable under the DRL 2007 Plan had an aggregate intrinsic value of Rs.23.

During the year ended March 31, 2015, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, performance was measured each year against pre-defined interim targets over the three year period ending on March 31, 2017 and eligible employees were granted stock options upon meeting such targets. The stock options so granted will vest only upon satisfaction of certain service period conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

Valuation of stock options:

The fair value of stock options granted under the DRL 2002 Plan and the DRL 2007 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted under category B, the expected term of an option (or “option life”) is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted under category A, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Employee stock incentive plans (continued)

The estimated fair value of stock options is recognized in the consolidated income statement on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

	Grants made on
	July 10, 2017		May 11, 2017		November 15, 2016		September 20, 2016		July 26, 2016
Expected volatility		30.86%		30.08%		32.77%		32.92%		29.88%
Exercise price	Rs.	5.00	Rs.	5.00	Rs.	5.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		6.48%		6.69%		6.27%		6.81%		6.91%
Expected dividends		0.77%		0.77%		0.60%		0.60%		0.60%
Grant date share price	Rs.	2,726.20	Rs.	2,594.00	Rs.	3,310.70	Rs.	3,157.80	Rs.	3,319.65

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted.

Share-based payment expense

	For the Year Ended March 31,
	2018	2017	2016
Cash settled share-based payment expense(1)	28	48	29
Equity settled share-based payment expense(2)	454	350	442
	482	398	471

(1)	Certain of the Company’s employees are eligible for share-based payment awards that are settled in cash. These awards entitle the employees to a cash payment, on the exercise date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company’s ADSs at the time of exercise. As of March 31, 2018, there was Rs.67 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.96 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

(2)	As of March 31, 2018, there was Rs.313 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.98 years.

20. Provisions

The details of changes in provisions during the year ended March 31, 2018 are as follows:

Particulars	Allowance for sales return(1)		Environmental liability(2)		Legal and others(3)		Total
Balance as at April 1, 2017	Rs.	3,784	Rs.	47	Rs.	725	Rs.	4,556
Provision made during the year		2,960		-		142		3,102
Provision used or reversed during the year		(3,561)		-		(345)		(3,906)
Effect of changes in foreign exchange rates		27		6		-		33
Balance as at March 31, 2018	Rs.	3,210	Rs.	53	Rs.	522	Rs.	3,785
Current	Rs.	3,210	Rs.	-	Rs.	522	Rs.	3,732
Non-current		-		53		-		53
	Rs.	3,210	Rs.	53	Rs.	522	Rs.	3,785

(1)	Provision for sales returns is accounted for by recording a provision based on the Company’s estimate of expected sales returns. See Note 3(l) for the Company’s accounting policy on sales returns.

(2)	As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.53). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the statements of financial position.

(3)	Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer to Note 39 (Contingencies) of these consolidated financial statements under “Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority - Litigation relating to Cardiovascular and Anti-diabetic formulations” for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Trade and other payables

Trade and other payables consist of the following:

	As at March 31,
	2018		2017
Due to related parties	Rs.	14	Rs.	9
Others		16,038		13,408
	Rs.	16,052	Rs.	13,417

22. Other liabilities

Other liabilities consist of the following:

	As at March 31,
	2018		2017
Current
Accrued expenses	Rs.	14,861	Rs.	13,963
Employee benefits payable		3,927		4,416
Statutory dues payable		915		558
Deferred revenue		622		509
Advance from customers		360		310
Others		1,983		2,089
	Rs.	22,668	Rs.	21,845
Non-current
Deferred revenue		2,697		3,166
Others		883		911
	Rs.	3,580	Rs.	4,077

23. Revenue

Revenue consists of the following:

	For the Year Ended March 31,
	2018		2017		2016
Sales	Rs.	138,022	Rs.	138,663	Rs.	152,476
Service income		1,534		1,536		1,466
License fees(1)		2,472		610		766
	Rs.	142,028	Rs.	140,809	Rs.	154,708
Excise duty included in revenues	Rs.	173	Rs.	939	Rs.	842

(1)	License fees for the year ended March 31, 2018 primarily includes out-licensing revenue from Encore Dermatology Inc. Refer to Note 35 of these consolidated financial statements for further details.

Effective July 1, 2017, a Goods and Services Tax (“GST”) was introduced in India, replacing the excise duty and various other taxes. Following the principles of IAS 18, revenues from operations are disclosed net of GST. For periods prior to July 1, 2017, the excise duty amount was recorded as part of revenues with a corresponding amount recorded in the cost of revenues. Accordingly, revenues and cost of revenues for the year ended March 31, 2018 are not comparable with those of the previous years presented.

24. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	For the Year Ended March 31,
	2018		2017		2016
Loss on sale/disposal of property, plant and equipment and other intangibles, net	Rs.	55	Rs.	80	Rs.	112
Sale of spent chemicals		(297)		(206)		(271)
Scrap sales		(169)		(216)		(220)
Miscellaneous income, net (1)		(377)		(723)		(495)
	Rs.	(788)	Rs.	(1,065)	Rs.	(874)

(1)	During the three months ended March 31, 2017, the Company entered into an agreement with Galderma Laboratories, LP to settle the ongoing litigation relating to the Company’s launch of a generic product in the United States. Pursuant to the settlement, the Company recorded an amount of Rs.417, representing the relevant consideration attributable to settlement of such litigation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

25. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	For the Year Ended March 31,
	2018		2017		2016
Interest income	Rs.	540	Rs.	558	Rs.	1,399
Dividend and profit on sale of other investments(1)		2,270		956		852
Foreign exchange gain		87		73		-
Finance income (A)	Rs.	2,897	Rs.	1,587	Rs.	2,251
Interest expense	Rs.	(788)	Rs.	(634)	Rs.	(826)
Foreign exchange loss(2)		(29)		(147)		(4,133)
Finance expense (B)	Rs.	(817)	Rs.	(781)	Rs.	(4,959)
Finance (expense)/income, net [(A)+(B)]	Rs.	2,080	Rs.	806	Rs.	(2,708)

(1)	Profit on sale of other investments primarily represents amounts reclassified from other comprehensive income to the consolidated income statement on redemption of the Company’s “available for sale” financial instruments.

(2)	Includes the foreign exchange losses related to the Company’s Venezuela operations of Rs.37, Rs.41 and Rs.4,621 for the year ended March 31, 2018, 2017 and 2016 respectively. Refer to Note 38 of these consolidated financial statements for further details.

26. Income taxes

a. Income tax (expense)/benefit recognized in the consolidated income statement

Income tax (expense)/benefit recognized in the consolidated income statement consists of the following:

	For the Year Ended March 31,
	2018		2017		2016
Current taxes
Domestic	Rs.	(1,412)	Rs.	(1,936)	Rs.	(4,331)
Foreign		(363)		(1,158)		(3,046)
	Rs.	(1,775)	Rs.	(3,094)	Rs.	(7,377)
Deferred taxes
Domestic	Rs.	(379)	Rs.	223	Rs.	132
Foreign		(2,381)		257		118
	Rs.	(2,760)	Rs.	480	Rs.	250
Total income tax expense recognized in the consolidated income statement	Rs.	(4,535)	Rs.	(2,614)	Rs.	(7,127)

b. Income tax (expense)/benefit recognized directly in equity

Income tax (expense)/benefit recognized directly in equity consists of the following:

	For the Year Ended March 31,
	2018		2017		2016
Tax effect on changes in fair value of other investments	Rs.	1,370	Rs.	(499)	Rs.	(88)
Tax effect on foreign currency translation differences		(17)		148		(62)
Tax effect on effective portion of change in fair value of cash flow hedges		41		(60)		(23)
Tax effect on actuarial gains/losses on defined benefit obligations		(12)		14		64
	Rs.	1,382	Rs.	(397)	Rs.	(109)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

26. Income taxes (continued)

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2018, 2017 and 2016:

	For the Year Ended March 31,
	2018		2017		2016
Profit before income taxes	Rs.	14,341	Rs.	14,653	Rs.	27,140
Enacted tax rate in India		34.61%		34.61%		34.61%
Computed expected tax benefit/(expense)	Rs.	(4,963)	Rs.	(5,071)	Rs.	(9,393)
Effect of:
Differences between Indian and foreign tax rates	Rs.	712	Rs.	98	Rs.	1,122
(Unrecognized deferred tax assets)/recognition of previously unrecognized deferred tax assets, net		(1,673)		(2,849)		(1,600)
Expenses not deductible for tax purposes		(261)		(378)		(138)
Reversal of earlier years’ tax provisions		135		1,370		-
Income exempt from income taxes		746		280		731
Foreign exchange differences		41		439		(836)
Incremental deduction allowed for research and development costs(1)		1,324		3,111		2,782
Tax expense on distributed/undistributed earnings of subsidiary outside India		-		(3)		(519)
Deduction for qualified domestic production activities in the United States		-		-		38
Effect of change in tax rate		(1,329)		104		(30)
Investment allowance deduction		-		363		177
Others		733		(79)		539
Income tax benefit/(expense)	Rs.	(4,535)	Rs.	(2,614)	Rs.	(7,127)
Effective tax rate		32%		18%		26%

(1)	India’s Finance Act, 2016 incorporated an amendment that reduces the weighted deduction on eligible research and development expenditure in a phased manner from 200% to 150% commencing from April 1, 2017.

The increase in the Company’s effective tax rate for the year ended March 31, 2018 as compared to the year ended March 31, 2017 was primarily on account of the following:

•	re-measurement of deferred tax assets and liabilities of the Company’s subsidiaries in the United States due to the enactment of The Tax Cuts and Jobs Act of 2017 in the United States on December 22, 2017. Due to this enactment, the Company re-measured its U.S. deferred tax assets and liabilities based on the new tax law. This resulted in a charge of Rs.1,304 for the year ended March 31, 2018, primarily to reflect the impact on our U.S. deferred tax assets of the reduction in the corporate federal income tax rate from 35% to 21% under the new tax law;

•	resolution of a certain tax matter in the Company’s favor during the year ended March 31, 2017, resulting in a reversal of Rs.1,370 in income tax expense pertaining to earlier years. This reduced the effective tax rate for the year ended March 31, 2017, and there was no similar tax benefit for the year ended March 31, 2018; and

•	the foregoing was partially offset by changes in the Company’s jurisdictional mix of earnings (i.e., an increase in the proportion of the Company’s profits from lower tax jurisdictions and a decrease in the proportion of the Company’s profits from higher tax jurisdictions) for the year ended March 31, 2018, as compared to the year ended March 31, 2017.

d. Unrecognized deferred tax assets and liabilities

The details of unrecognized deferred tax assets and liabilities are summarized below:

	As at March 31,
	2018		2017
Deductible temporary differences, net	Rs.	4,961	Rs.	3,488
Operating tax loss carry-forward		4,020		3,027
	Rs.	8,981	Rs.	6,515

For the year ended March 31, 2018, the Company did not recognize deferred tax assets of Rs.993 on operating tax losses pertaining primarily to foreign exchange loss of its subsidiary in Venezuela, Dr. Reddy’s Venezuela, C.A. Further, the Company did not recognize deferred tax assets of Rs.1,473 on certain deductible temporary differences, as the Company believes that it is not probable that there will be available taxable profits against which such temporary differences can be utilized.

Deferred income taxes are not provided on undistributed earnings of Rs.31,587 as at March 31, 2018, of subsidiaries outside India, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of foreign subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its foreign subsidiaries. It is impracticable to determine the taxes payable when these earnings are remitted.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

26. Income taxes (continued)

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As at March 31,
	2018		2017
Deferred tax assets/(liabilities):
Inventory	Rs.	1,790	Rs.	2,385
Minimum Alternate Tax*		1,630		1,614
Trade and other receivables		278		424
Operating tax loss and interest loss carry-forward		112		1,329
Other current assets and other current liabilities, net		1,291		1,715
Property, plant and equipment		(2,263)		(2,142)
Other intangible assets		(569)		(370)
Others		629		(579)
Net deferred tax assets	Rs.	2,898	Rs.	4,376

*	As per Indian tax laws, companies are liable for a Minimum Alternate Tax (“MAT” tax) when current tax, as computed under the provisions of the Income Tax Act, 1961 (“Tax Act”), is determined to be below the MAT tax computed under section 115JB of the Tax Act. The excess of MAT tax over current tax is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years.

In assessing whether the deferred income tax assets will be realized, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry-forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences and tax loss carry-forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2019 through 2028.

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2018 and 2017.

The details of movement in deferred tax assets and liabilities are summarized below:

	As at March 31, 2017		Recognized in income statement		Recognized in equity		As at March 31, 2018
Deferred tax assets/(liabilities)
Inventory	Rs.	2,385	Rs.	(595)	Rs.	-	Rs.	1,790
Minimum Alternate Tax		1,614		16		-		1,630
Trade and other receivables		424		(146)		-		278
Operating tax loss and interest loss carry-forward		1,329		(1,217)		-		112
Other current assets and other current liabilities, net		1,715		(901)		477		1,291
Property, plant and equipment		(2,142)		(121)		-		(2,263)
Other intangible assets		(370)		(199)		-		(569)
Others		(579)		298		910		629
Net deferred tax assets/(liabilities)	Rs.	4,376	Rs.	(2,865)	Rs.	1,387	Rs.	2,898

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

26. Income taxes (continued)

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2018 and 2017 (continued)

	As at March 31, 2016		Recognized in income statement		Recognized in equity		As at March 31, 2017
Deferred tax assets/(liabilities)
Inventory	Rs.	2,579	Rs.	(194)	Rs.	-	Rs.	2,385
Minimum Alternate Tax		1,614		-		-		1,614
Trade and other receivables		412		12		-		424
Operating tax loss and interest loss carry-forward		548		781		-		1,329
Other current assets and other current liabilities, net		2,026		(231)		(80)		1,715
Property, plant and equipment		(1,745)		(397)		-		(2,142)
Intangible assets		(482)		112		-		(370)
Others		(722)		424		(281)		(579)
Net deferred tax assets/(liabilities)	Rs.	4,230	Rs.	507	Rs.	(361)	Rs.	4,376

The amounts recognized in the income statement for the years ended March 31, 2018 and 2017 include Rs.105 and Rs.27, respectively, which represent exchange differences arising due to foreign currency translations.

27. Operating leases

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under these leases was Rs.787, Rs.751 and Rs.819 for the years ended March 31, 2018, 2017 and 2016, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2018		2017		2016
Less than one year	Rs.	496	Rs.	383	Rs.	396
Between one and five years		1,144		961		1,185
More than five years		289		366		663
	Rs.	1,929	Rs.	1,710	Rs.	2,244

During the year ended March 31, 2014, the Company entered into a non-cancellable operating lease for an office and laboratory facility in the United States. The future minimum rental payments in respect of this lease are Rs.945 (U.S.$14) and Rs.904 (U.S.$14) as of March 31, 2018 and 2017, respectively.

28. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Pudami Educational Society towards contributions for social development;
•	Reddy Kunshan for providing research and development services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services; and
•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 18 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund. The following is a summary of significant related party transactions:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Related parties (continued)

	For the Year Ended March 31,
	2018		2017		2016
Research and development services received	Rs.	98	Rs.	114	Rs.	102
Research and development services provided		100		-		-
Contributions towards social development		238		318		249
Catering services received		178		-		-
Hotel expenses paid		49		44		51
Lease rentals paid under cancellable operating leases to key management personnel and their relatives		35		39		37
Others		1		-		-

The Company has the following amounts due from related parties:

	As at March 31,
	2018		2017
Key management personnel (towards rent deposits)	Rs.	8	Rs.	8
Other related parties (Reddy Kunshan and Green Park Hospitality Services Private Limited)		148		-

The Company has the following amounts due to related parties:

	As at March 31,
	2018		2017
Due to related parties	Rs.	14	Rs.	9

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable year ended:

	For the Year Ended March 31,
	2018		2017		2016
Salaries and other benefits(1)	Rs.	458	Rs.	380	Rs.	336
Contributions to defined contribution plans		38		28		19
Commission to directors		153		180		263
Share-based payments expense		114		75		76
Total	Rs.	763	Rs.	663	Rs.	694

(1)	In addition to the above, the Company has accrued Rs.0 and Rs.79 towards a long term incentive plan for the services rendered by key management personnel during the years ended March 31, 2018 and 2017, respectively. Refer to Note 18 of these consolidated financial statements for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

29. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at March 31, 2018 were as follows:

	Note	Loans and receivables		Available- for-sale		Held-to- maturity(3)		Other financial liabilities		Derivatives		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	14	Rs.	2,638	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	2,638	Rs.	2,638
Other investments	10		41		15,973		4,865		-		-		20,879		20,879
Trade and other receivables	12		40,786		-		-		-		-		40,786		40,786
Derivative financial instruments			-		-		-		-		103		103		103
Other assets(1)	13		2,273		-		-		-		-		2,273		2,273
Total		Rs.	45,738	Rs.	15,973	Rs.	4,865	Rs.	-	Rs.	103	Rs.	66,679	Rs.	66,679
Liabilities:
Trade and other payables	21	Rs.	-	Rs.	-	Rs.	-	Rs.	16,052	Rs.	-	Rs.	16,052	Rs.	16,052
Derivative financial instruments			-		-		-		-		85		85		85
Long-term borrowings	17		-		-		-		25,152		-		25,152		25,152
Short-term borrowings	17		-		-		-		25,466		-		25,466		25,466
Bank overdraft	14		-		-		-		96		-		96		96
Other liabilities and provisions(2)	20, 22		-		-		-		20,712		-		20,712		20,712
Total		Rs.	-	Rs.	-	Rs.	-	Rs.	87,478	Rs.	85	Rs.	87,563	Rs.	87,563

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

29. Financial instruments (continued)

The carrying value and fair value of financial instruments by each category as at March 31, 2017 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivatives		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	14	Rs.	3,866	Rs.	-	Rs.	-	Rs.	-	Rs.	3,866	Rs.	3,866
Other investments	10		3,403		16,104		-		-		19,507		19,507
Trade and other receivables	12		38,271		-		-		-		38,271		38,271
Derivative financial instruments			-		-		-		262		262		262
Other assets(1)	13		1,916		-		-		-		1,916		1,916
Total		Rs.	47,456	Rs.	16,104	Rs.	-	Rs.	262	Rs.	63,822	Rs.	63,822
Liabilities:
Trade and other payables	21	Rs.	-	Rs.	-	Rs.	13,417	Rs.	-	Rs.	13,417	Rs.	13,417
Derivative financial instruments			-		-		-		10		10		10
Long-term borrowings	17		-		-		5,571		-		5,571		5,571
Short-term borrowings	17		-		-		43,539		-		43,539		43,539
Bank overdraft	14		-		-		87		-		87		87
Other liabilities and provisions(2)	20, 22		-		-		20,391		-		20,391		20,391
Total		Rs.	-	Rs.	-	Rs.	83,005	Rs.	10	Rs.	83,015	Rs.	83,015

(1) Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.13,058 and Rs.11,037 as of March 31, 2018 and 2017, respectively, are not included.

(2) Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.9,321 and Rs.10,087 as of March 31, 2018 and 2017, respectively, are not included.

(2)  Interest accrued but not due on held-to-maturity investments is included in other current assets.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2018:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	14,778	Rs.	-	Rs.	-	Rs.	14,778
Available for sale - Financial asset - Investment in equity securities		1,195		-		-		1,195
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		18		-		18

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	11,141	Rs.	-	Rs.	-	Rs.	11,141
Available for sale - Financial asset - Investment in equity securities		4,963		-		-		4,963
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		252		-		252

(1) The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs, including foreign exchange forward rates, interest rate curves and forward rate curves.

As at March 31, 2018, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

29. Financial instruments (continued)

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of Rs.103 and Rs.85, respectively, as of March 31, 2018, as compared to derivative financial asset and derivative financial liability of Rs.262 and Rs.10, respectively, as of March 31, 2017, towards these derivative financial instruments.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable year ended:

	For the Year Ended March 31,
	2018		2017		2016
Net gain recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	168	Rs.	699	Rs.	231
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions		(82)		968		966
Net gain/(loss) recognized as component of revenue		651		(683)		(1,172)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.49 as at March 31, 2018, as compared to a gain of Rs.129 as at March 31, 2017.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2018.

Category	Instrument	Currency	Cross Currency(1)	Amounts		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	72	Sell
	Forward contract	GBP	USD	GBP	31	Buy
	Forward contract	U.S.$	RUB	U.S.$	38	Buy
	Option contract	U.S.$	INR	U.S.$	65	Sell

Hedges of highly probable forecast transactions	Forward contract	RUB	INR	RUB	1,080	Sell
	Option contract	U.S.$	INR	U.S.$	240	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2017.

Category	Instrument	Currency	Cross Currency(1)	Amounts		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	193.5	Sell
	Forward contract	U.S.$	RON	U.S.$	3.0	Buy
	Forward contract	U.S.$	RUB	U.S.$	20.0	Buy
	Forward contract	EUR	U.S.$	EUR	95.0	Sell
	Forward contract	GBP	U.S.$	GBP	14.1	Buy
	Option contract	U.S.$	INR	U.S.$	80.0	Sell

Hedges of highly probable forecast transactions	Forward contract	RUB	INR	RUB	150.0	Sell
	Option contract	U.S.$	INR	U.S.$	180.0	Sell

(1) “INR” means Indian rupees, “RON” means Romanian new leus, and “RUB” means Russian roubles.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

29. Financial instruments (continued)

The table below summarizes the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2018		2017
Cash flows in U.S. Dollars
Not later than one month	Rs.	1,955	Rs.	973
Later than one month and not later than three months		3,911		1,946
Later than three months and not later than six months		5,866		2,918
Later than six months and not later than one year		3,910		5,837
	Rs.	15,642	Rs.	11,674
Cash flows in Roubles
Not later than one month	Rs.	102	Rs.	57
Later than one month and not later than three months		204		115
Later than three months and not later than six months		306		-
Later than six months and not later than one year		611		-
	Rs.	1,223	Rs.	172

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

The changes in fair value of such interest rate swaps (including cross currency interest rate swaps) are recognized as part of finance cost. Accordingly the Company has recorded, as part of finance cost, a net gain of Rs.9 for the year ended March 31, 2018.

As at March 31, 2018, the Company had outstanding interest swap arrangements that hedged a portion of interest rate risk arising from floating rate, dollar denominated foreign currency borrowing of U.S.$50. As at March 31, 2017, the Company had no outstanding interest rate swap arrangements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

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

Foreign exchange risk

The Company’s foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles, Ukrainian hryvnias and Euros). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 29 above.

In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•	a Rs.1,277/(1,338) increase/(decrease) in the Company’s hedging reserve and a Rs.403/(308) increase/(decrease) in the Company’s profit from such contracts, as at March 31, 2018;

•	a Rs.1,154/(710) increase/(decrease) in the Company’s hedging reserve and a Rs.2,143/(2,287) increase/(decrease) in the Company’s profit from such contracts, as at March 31, 2017; and

•	a Rs.1,511/(424) increase/(decrease) in the Company’s hedging reserve and a Rs.1,277/(1,707) increase/(decrease) in the Company’s profit from such contracts, as at March 31, 2016.

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2018:

	U.S. dollars		Euro		Russian roubles		Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	392	Rs.	62	Rs.	56	Rs.	512	Rs.	1,022
Other investments		-		-		-		20		20
Trade and other receivables		25,427		437		6,691		2,592		35,147
Other assets		125		85		260		196		666
Total	Rs.	25,944	Rs.	584	Rs.	7,007	Rs.	3,320	Rs.	36,855
Liabilities:
Trade and other payables	Rs.	3,526	Rs.	1,658	Rs.	2	Rs.	1,118	Rs.	6,304
Long-term borrowings		4,888		-		-		-		4,888
Short-term borrowings		19,552		-		2,378		178		22,108
Other liabilities and provisions		5,147		104		1,896		770		7,917
Total	Rs.	33,113	Rs.	1,762	Rs.	4,276	Rs.	2,066	Rs.	41,217

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

30. Financial risk management (continued)

a. Market risk (continued)

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2017:

	U.S. dollars		Euro		Russian roubles		Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	130	Rs.	87	Rs.	59	Rs.	840	Rs.	1,116
Other investments		-		-		-		14		14
Trade and other receivables		24,581		567		6,259		2,121		33,528
Other assets		458		-		70		33		561
Total	Rs.	25,169	Rs.	654	Rs.	6,388	Rs.	3,008	Rs.	35,219
Liabilities:
Trade and other payables	Rs.	2,323	Rs.	903	Rs.	-	Rs.	328	Rs.	3,554
Long-term borrowings		4,865		-		76		-		4,941
Short-term borrowings		12,970		-		4,023		-		16,993
Bank overdraft		86		-		-		-		86
Other liabilities and provisions		6,660		117		1,640		622		9,039
Total	Rs.	26,904	Rs.	1,020	Rs.	5,739	Rs.	950	Rs.	34,613

(1) Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus and Ukrainian hryvnia.

For the years ended March 31, 2018 and 2017, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs.434 and Rs.61, respectively.

Interest rate risk

As of March 31, 2018, the Company had Rs.42,592 of loans carrying a floating interest rate ranging from 1 Month LIBOR minus 30 bps to 1 Month/3 Months LIBOR plus 85 bps. As of March 31, 2017, the Company had Rs.41,407 of loans carrying a floating interest rate of 1 Month LIBOR minus 30 bps to 1 Month LIBOR plus 82.7 bps and the Indian Treasury Bill plus 30 bps. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

For details of the Company’s short-term and long term loans and borrowings, including interest rate profiles, refer to Note 17 of these consolidated financial statements.

For the years ended March 31, 2018, 2017 and 2016, every 10% increase or decrease in the floating interest rate component (i.e., LIBOR) applicable to its loans and borrowings would affect the Company’s net profit by Rs.77, Rs.46 and Rs.12, respectively.

The carrying value of the Company’s borrowings designated in a cash flow hedge as of March 31, 2018 was Rs.3,259. In respect of these borrowings, a 10% decrease/increase in the interest rates of such borrowings would have resulted in Rs.18/(20) increase/decrease in the Company’s hedging reserve as at March 31, 2018.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2018, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

30. Financial risk management (continued)

b. Credit risk

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

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2018. Of the total trade and other receivables, Rs.35,748 as at March 31, 2018 and Rs.27,809 as at March 31, 2017 consisted of customer balances that were neither past due nor impaired.

Financial assets that are past due but not impaired

The Company’s credit period for customers generally ranges from 20 - 180 days. The aging of trade and other receivables that are past due but not impaired is given below:

	As of March 31,
Period (in days)	2018		2017
1 – 90	Rs.	4,510	Rs.	8,380
90 – 180		177		707
More than 180		1,303		1,376
Total	Rs.	5,990	Rs.	10,463

See Note 12 of these consolidated financial statements for the activity in the allowance for impairment of trade and other receivables.

Other than trade receivables, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

As of March 31, 2018 and 2017, the Company had unutilized credit limits from banks of Rs.24,046 and Rs.21,156, respectively.

As of March 31, 2018, the Company had working capital of Rs.39,953, including cash and cash equivalents of Rs.2,638, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months), bonds and commercial paper of Rs.3,552 and investments in available-for-sale financial assets of Rs.14,778. As of March 31, 2017, the Company had working capital of Rs.15,198, including cash and cash equivalents of Rs.3,866, investments in term deposits (i.e., bank certificates of deposit having original maturities of more than 3 months) of Rs.3,389 and investments in available-for-sale financial assets of Rs.10,881.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 17 to these consolidated financial statements) as at March 31, 2018:

Particulars	2019		2020		2021		2022		Thereafter		Total
Trade and other payables	Rs.	16,052	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	16,052
Bank overdraft, short-term loans and borrowings		25,562		-		-		-		-		25,562
Other liabilities and provisions		19,885		92		16		16		703		20,712
Derivative financial instruments - liabilities		85		-		-		-		-		85

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

30. Financial risk management (continued)

c. Liquidity risk (continued)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long term loans, borrowings and obligations under finance leases, which have been disclosed in Note 17 to these consolidated financial statements) as at March 31, 2017:

Particulars	2018		2019		2020		2021		Thereafter		Total
Trade and other payables	Rs.	13,417	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	13,417
Bank overdraft, short-term loans and borrowings		43,626		-		-		-		-		43,626
Other liabilities and provisions		19,564		88		7		9		723		20,391
Derivative financial instruments - liabilities		10		-		-		-		-		10

31. Collaboration agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited ("Aurigene"), a wholly-owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the "Collaboration Agreement") with Curis, Inc. ("Curis") to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug ("IND") enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

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

The fair value of the shares of Curis common stock on the date of the Stock Purchase Agreement was Rs.1,452 (U.S.$23.5).

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

On September 7, 2016, the Collaboration Agreement was amended to provide for the issuance to Aurigene of approximately 10.2 million additional shares of Curis common stock in lieu of receiving up to U.S.$24.5 of milestone and other payments from Curis that could have become due under the Collaboration Agreement. These shares of Curis common stock are recorded at U.S.$1.84 per share, which is equal to the market price of such shares of common stock on the date of issuance, amounting to an aggregate market value of Rs.1,247 (U.S.$18.8).

These additional shares are also subject to a lock-up agreement, which is similar to the lock-up for the original Curis shares the Company received. However, this lock-up remains effective until September 7, 2018, with shares being released from such lock-up in 25% increments on each of March 7, 2017, September 7, 2017, March 7, 2018 and September 7, 2018, subject to acceleration of release of all the shares in connection with a change of control of Curis. As of March 31, 2018, lock-up restrictions were released on an aggregate of 7.65 million of such additional shares of Curis common stock, representing 75% of the shares which Aurigene received from Curis in 2016.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

31. Collaboration agreement with Curis, Inc. (continued)

The Company has evaluated the transaction under IAS 28, “Investments in associates and Joint Ventures,” and believes that the Company does not have any significant influence with respect to Curis. Accordingly, all of the shares of Curis common stock are classified as available-for-sale financial instruments and are re-measured at fair value at every reporting date. Accordingly, loss of Rs.1,535 arising from changes in the fair value of such shares of common stock was recognized in other comprehensive income as of March 31, 2018.

In May 2018, Curis completed a 1-for-5 reverse stock split of Curis’s common stock. After giving effect to such stock split, the total number of Curis equity shares held by the Company is 5.47 million.

This arrangement is accounted for as a joint operation under IFRS 11.

32. Agreement with Merck Serono

On June 6, 2012, the Company and the biosimilars division of Merck KGaA, Darmstadt, Germany, formerly known as Merck Serono (hereinafter, “Merck KGaA”), entered into a collaboration agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties will undertake commercialization based on their respective regional rights as defined in the agreement. The Company will lead and support early product development towards or including Phase 1 development. Merck KGaA will carry out manufacturing of the compounds and will lead further development for its territories. In its exclusive and co-exclusive territories, the Company will carry out its own development, wherever applicable, for commercialization. As per the original collaboration agreement, the Company will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

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

On September 1, 2017, Fresenius Kabi acquired the biosimilars business of Merck KgaA. Since then, the Company’s collaboration has continued as planned with Fresenius Kabi.

33. Asset purchase agreement with Teva Pharmaceutical Industries Limited

On June 10, 2016, the Company entered into a definitive purchase agreement with Teva and an affiliate of Allergan to acquire eight ANDAs in the United States for U.S.$350 in cash at closing. The acquired products were divested by Teva as a precondition to the closing of its acquisition of Allergan’s generics business. The acquisition of these ANDAs was also contingent on the closing of the Teva/Allergan generics purchase transaction and approval by the U.S. Federal Trade Commission.

The acquisition was consummated on August 3, 2016 upon the completion of all closing conditions, and the Company paid U.S.$350 as the consideration for the acquired ANDAs.

Tabulated below are the details of products acquired and the respective purchase prices in U.S.$, along with the corresponding amount in Rs. as of the payment date:

Particulars of the ANDA	Purchase Price (U.S.$)		Purchase Price (Rs.)
Ethinyl estradiol/Ethonogestrel Vaginal Ring (a generic equivalent to NuvaRing®)	U.S.$	185	Rs.	12,351
Buprenorphine HCl/Naloxone HCl Sublingual Film (a generic equivalent to Suboxone® sublingual film)	70		4,673
Ramelteon Tablets (a generic equivalent to Rozerem®)	34		2,270
Others	61		4,072
Grand Total	U.S.$	350	Rs.	23,366

The Company recorded the aforesaid acquisition of these ANDAs as “product related intangibles”. The aforesaid acquisition forms part of the Company’s Global Generics segment. During the three months ended June 30, 2017, the Company launched the product for one of the eight ANDAs acquired (ezitimibe and simvastatin tablets). The carrying cost of the ANDA as at March 31, 2018 was Rs.697 and the useful life is eight years. The carrying cost of the other seven ANDAs as at March 31, 2018 was Rs.22,573. As these ANDAs are not available for use yet, they are not subject to amortization.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

34. Significant asset purchase agreements

Tabulated below are certain significant asset purchase agreements entered into by the Company during its fiscal years ended March 31, 2016, 2017 and 2018:

Month and Year	Counterparty	Brief particulars of the asset / agreement	Useful life	Carrying value as at March 31, 2018
June 2015	UCB India Private Limited and affiliates	Purchase of a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives to strengthen our presence in the areas of dermatology, respiratory and pediatric products, all for a total purchase consideration of Rs.8,000.	9 to 15 years	Rs.	6,081
September 2015	Hatchtech Pty Limited	Purchase of intellectual property rights of an innovative prescription head lice product, Xeglyze™ lotion. Consideration was an upfront amount of Rs.606 plus certain milestone-based payments.	Not available for use yet	Rs.	1,011
November 2015	Alchemia Limited	Purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium, all for an aggregate consideration of Rs.1,158.	4 years	Rs.	459
March 2016	XenoPort, Inc.	Purchase of exclusive U.S. rights for the development and commercialization of XenoPort’s clinical stage oral new chemical entity, all for an aggregate consideration of Rs.3,159. The Company plans to develop the in-licensed compound as a potential treatment for moderate-to-severe chronic plaque psoriasis and for relapsing forms of multiple sclerosis.	Not available for use yet	Rs.	3,219
March 2016 and September 2017	Eisai Company Limited	Acquisition of commercialization rights for an anti-cancer biologic agent (E7777) from Eisai Company Limited. The consideration was an upfront amount plus certain milestone-based payments.	Not available for use yet	Rs.	1,065
May 2016	Ducere Pharma LLC	Purchase of certain pharmaceutical brands to strengthen the Company’s presence in the dermatology, cough-and-cold and pain therapeutic areas forming part of the Company’s OTC business in the United States, all for an aggregate consideration of Rs.1,148.	15 years	Rs.	980
November 2016	Gland Pharma Limited	Acquisition of the rights to in-license, market and distribute eight injectable ANDAs, all for an aggregate consideration of U.S.$5.9.	Not available for use yet	Rs.	231

In addition, in June 2016 the Company entered into an asset purchase agreement with Teva (refer to Note 33 of these consolidated financial statements for further details).

35. Significant out-licensing agreements

Month and Year	Counterparty	Product	Brief particulars of the agreement
July 2017	CHD Biosciences Inc. (“CHD”)	DFA-02	As a consideration for out-licensing the Phase III clinical trial candidate, DFA-02, the Company is entitled to receive equity shares in CHD valued at U.S.$30 upon an initial public offering of CHD or, if no initial public offering occurs within 18 months of execution of the agreement, a cash payment of U.S.$30. The Company will also receive additional milestone payments of U.S.$40 upon U.S. FDA approval. In addition, the Company is entitled to royalties on sales and certain other commercial milestone payments with respect to the product. At the time of execution, as the arrangement did not meet all of the revenue recognition criteria under IAS 18, no revenue has been recognized for the transaction.
September 2017	Encore Dermatology Inc.	DFD-06	The consideration for this arrangement consists of up to U.S.$20 in upfront payments and amounts contingent upon satisfaction of certain approval milestones, plus up to U.S.$12.5 of amounts contingent upon satisfaction of certain patent and commercial milestones. In addition, the Company is entitled to royalties on net sales. During the three months ended December 31, 2017, all of the performance obligations relating to the approval milestones were met, and consequently, revenue of U.S.$20 was recognized.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

36. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

The warning letter does not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA's satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations. During the years ended March 31, 2016, 2017 and 2018, the U.S. FDA withheld approval of new products from these facilities pending resolution of the issues identified in the warning letter. To minimize the business impact, the Company transferred certain key products to alternate manufacturing facilities.

Subsequent to the issuance of the warning letter, the Company promptly instituted corrective actions and preventive actions and submitted a comprehensive response to the warning letter to the U.S. FDA, followed by periodic written updates and in-person meetings with the U.S. FDA. The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities in the months of February, March and April 2017. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada. The Company has responded to these observations identified by the U.S. FDA and believes that it can resolve them in a timely manner.

In June 2017, the U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda is successfully closed. With regard to the Company’s oncology manufacturing facility at Duvvada and its API manufacturing facility at Srikakulam, the Company received EIRs from the U.S.FDA in November 2017 and February 2018, respectively, which indicated that the inspection status of these facilities remains unchanged.

Inspection of other facilities:

In May and June 2017, inspection of the Company’s Formulations Srikakulam Plant (SEZ) Unit II and I, India, was completed by the U.S. FDA with zero and one observations, respectively, and the U.S. FDA issued EIRs in September 2017 for both Units II and I, indicating the closure of the audit for these facilities.

The inspection of the Company’s Custom Pharmaceutical Services facility in Hyderabad, India was completed by the U.S. FDA on September 21, 2017 with zero observations, and the U.S. FDA issued an EIR in December 2017 indicating the closure of audit for this facility.

In April 2017, inspection of the Company’s formulations manufacturing facility at Bachupally, Hyderabad was completed by the U.S. FDA and the Company was issued a Form 483 with 11 observations. In December 2017, the U.S. FDA issued an EIR which indicates the closure of the audit for this facility.

In July 2017, inspection of the Company’s API facility in Cuernavaca, Mexico was completed by the U.S. FDA with zero observations, and the U.S. FDA issued an EIR in April 2018 indicating the closure of the audit for this facility.

The inspection of the Company’s API facility in Mirfield, United Kingdom was completed by the U.S. FDA on September 15, 2017, and the Company was issued a Form 483 with three observations. The Company responded to the observations identified by the U.S. FDA, and the U.S. FDA issued an EIR on April 24, 2018, which indicates the closure of the audit for this facility.

In March 2018, inspection of two of the Company’s API manufacturing facilities namely, the API Hyderabad Plant 1 and the API Hyderabad Plant 3, was completed by the U.S. FDA with four and five observations, respectively. The observations at API Hyderabad Plant 3 were related to procedures and facility maintenance. The Company has responded to the observations relating to both these facilities and believes that it can address all these observations comprehensively in a timely manner.

In June 2018, an inspection of the Company’s API Srikakulam Plant (SEZ) was completed by the U.S.FDA with zero observations.

37. Inspection by the regulatory authority of Bavaria, Germany

In August 2017, the Company’s German subsidiary betapharm Arzneimittel GmbH received a letter from a regulatory authority of Bavaria, Germany (the Regierung von Oberbayern, which is the Central Authority for Supervision of Medicinal Products in Bavaria of the Upper Bavarian government) (the “Regulator”), that the GMP compliance certificate for the Company’s formulations manufacturing facility at Bachupally, Hyderabad was not renewed as the result of GMP compliance deviations identified in an inspection. Consequently, this manufacturing facility was not permitted to export products to the European Union (the “EU”) until satisfactory resolution of the issues identified in the inspection and renewal of the facility’s GMP compliance certificate. The manufacturing facility was re-inspected in January 2018 and the status of non-compliance was withdrawn. The facility is now permitted to dispatch approved products to the EU.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

37. Inspection by the regulatory authority of Bavaria, Germany (continued)

Furthermore, on September 7, 2017, the Regulator concluded an inspection of the Company’s formulations manufacturing facility at Duvvada, Visakhapatnam, with zero critical and six major observations. Products manufactured at the facility are not currently exported to the EU. The Company submitted a Corrective and Preventive Action Plan (“CAPA”) to the Regulator in this regard which was accepted by the Regulator. Consequently, the Regulator permitted the Company to start production from this facility for the EU market. The German Regulator intends to re-inspect this facility by the end of calendar year 2018.

38. Venezuela subsidiary operations

Dr. Reddy's Venezuela, C.A., a wholly-owned subsidiary of the Company, was primarily engaged in the import of pharmaceutical products from the parent company and other subsidiaries of the Company and the sale of such products in Venezuela.

Overhaul of the exchange rate system in Venezuela

In February 2015, the Venezuelan government launched an overhaul of its then existing exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as "SIMADI") was the third tier in the new three-tier exchange rate regime and allowed for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD). The new second tier (known as “SICAD”) was introduced with an initial rate of approximately 12 VEF per U.S.$1.00. The first tier (known as “CENCOEX”), the official exchange rate, was unchanged and sold dollars at 6.3 VEF per U.S.$1.00 for preferential goods.

In February 2016, the Venezuelan government announced further changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. The following changes became effective as of March 10, 2016:

•	The CENCOEX preferential rate was replaced with a new "DIPRO" rate. The DIPRO rate is only available for purchases and sales of essential items. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00.

•	The SICAD exchange rate mechanism, which last auctioned USD for 13 VEF per U.S.$1.00, was eliminated.

•	The SIMADI exchange rate mechanism was replaced with a new "DICOM" rate, which governs all transactions not subject to the DIPRO exchange rate and will fluctuate according to market supply and demand.

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

	Year ended
Particulars	March 31, 2015		March 31, 2016
Foreign exchange loss due to currency devaluation and translation of monetary assets and liabilities using SIMADI/DICOM rate recorded under finance expense	Rs.	843	Rs.	4,621
Impact of inventory write down and reversal of export incentives recorded under cost of revenues		-		341
Impairment of property, plant and equipment recorded under selling, general and administrative expenses		-		123
Total	Rs.	843	Rs.	5,085

Update for the year ended March 31, 2017

Revenues for the year ended March 31, 2017 were Rs.17 (VEF 162). During the year ended March 31, 2017, the Company received approvals from the Venezuelan government to repatriate U.S.0.4 at the preferential rate of 10 VEF per U.S.1.00.

The Company applied the DICOM rate for translating the financial statements of the Venezuelan subsidiary for the year ended March 31, 2017. As a result, foreign exchange loss of Rs.41 was recognized for the year ended March 31, 2017.

Update for the year ended March 31, 2018

No revenues were recorded for the year ended March 31, 2018. During the year ended March 31, 2018, the Company has not received any approvals from the Venezuelan government to repatriate funds from importation of pharmaceutical products at the DIPRO preferential rate. The Company has applied the DICOM rate for translating the financial statements of the Venezuelan subsidiary for the year ended March 31, 2018.

In January 2018, the government announced further changes to the foreign exchange system and abolished the DIPRO preferential rate. As a result, foreign exchange loss of Rs.29 was recognized by the Company for the year ended March 31, 2018. As of March 31, 2018, the DICOM rate was VEF 49,375 per U.S.$1.00.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

39. Contingencies

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

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. Upon the request of the respondents to file a counter, the Delhi High Court has adjourned the matter to November 26, 2018.

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

(in millions, except share and per share data)

39. Contingencies (continued)

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

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to August 8, 2018 for hearing.

Based on its best estimate, the Company has recorded a provision of Rs.416 under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

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

On October 20, 2014, the Company reached a settlement with all plaintiffs who had cases pending in the U.S. District Court for the District of Massachusetts. The settlement with the class plaintiffs was subject to the Court’s approval. Under the terms of the settlement, the Company made no payment to the class plaintiffs. Other defendants went to trial and prevailed.

The Court granted preliminary approval of the Company’s settlements with the class plaintiffs on January 28, 2015, and granted final approval of such settlements on September 29, 2015.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

39. Contingencies (continued)

Product and patent related matters (continued)

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

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (the “CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company had violated the Consumer Product Safety Act (the “CPSA”) and the Poison Prevention Packaging Act (the “PPPA”) and that the CPSC intended to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC's special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations.

Simultaneously, the U.S. Department of Justice (the “DOJ”) began to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act (“FCA”) related to these same issues (the “FCA Complaint”). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation declined to intervene in the FCA Complaint. On November 10, 2015, the FCA Complaint was unsealed and the plaintiff whistleblowers, who are two former employees of the Company, proceeded without the DOJ’s and applicable States’ involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company’s generic prescription products sold in the U.S. in various bottle and cap packaging.

The Company filed its response to the FCA Complaint on February 23, 2016 in the form of a motion to dismiss for failure to state a claim upon which relief can be granted. On March 26, 2017, the Court granted the Company’s motion to dismiss, dismissing the FCA Complaint and allowing the plaintiffs one more chance to refile this complaint in an attempt to plead sustainable allegations. On March 29, 2017, the plaintiffs filed their final amended FCA Complaint, which the Company opposed and during the three months ended March 31, 2018, the Company obtained dismissal of the FCA Complaint with prejudice. The plaintiffs filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

The parallel investigation by the CPSC under the CPSA and the PPPA was referred by the CPSC to the DOJ’s office in Washington, D.C. in April 2016, with the recommendation that the DOJ initiate a civil penalty action against the Company. The CPSC matter referred to the DOJ relates to five of the blister pack products.

On January 18, 2018, the Company and the DOJ entered into a settlement of the action and agreed to a consent decree providing for a civil penalty of U.S.$5 (Rs.319), and injunctive relief. The settlement was without adjudication of any issue of fact or law, and the Company has not admitted any violations of law pursuant to this settlement.

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

All defendants, including the Company, moved to dismiss the claims. On September 13, 2016, the Court denied these motions. However, the Sergeants case is stayed pending resolution of similar claims in another case in which the Company is not a party (JM Smith Corp. v. Actavis PLC). The parties in the JM Smith case have served the Company with subpoenas, in response to which the Company produced the specific documents subpoenaed and provided testimony in a deposition.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

39. Contingencies (continued)

Product and patent related matters (continued)

Four other class action complaints, each containing similar allegations to the Sergeants complaint, have also been filed in the U.S. District Court for the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the U.S. District Court for the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

The Company believes that the likelihood of any liability that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision has been made in these consolidated financial statements.

Class Action and Other Civil Litigation on Pricing/Reimbursement Matters

On December 30, 2015 and on February 4, 2016, respectively, a class action complaint (the “First Pricing Complaint”) and another complaint (not a class action) (the “Second Pricing Complaint”) were filed against the Company and eighteen other pharmaceutical defendants in State Court in the Commonwealth of Pennsylvania. In these actions, the class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, the plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company’s generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets).

The First Pricing Complaint was removed to the U.S. District Court for the Eastern District of Pennsylvania (the “E.D.P.A. Federal Court”) and, pending the outcome of the First Pricing Complaint, the Second Pricing Complaint was stayed. On September 25, 2017, the E.D.P.A. Federal Court dismissed all the claims of the plaintiffs in the First Pricing Complaint and denied leave to amend such complaint as futile. Subsequent to this decision, the plaintiffs right to appeal the dismissal of the First Pricing Complaint expired.

Further, on November 17, 2016, certain class action complaints were filed against the Company and a number of other pharmaceutical companies as defendants in the E.D.P.A. Federal Court. Subsequently, these complaints were consolidated into one amended complaint as part of a multi-district, multi-product litigation pending with the E.D.P.A. Federal Court. These complaints allege that the Company and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets and divalproex sodium extended-release tablets in the United States. In March 2017, plaintiffs agreed by stipulation to dismiss Dr. Reddy’s Laboratories Inc. and Dr. Reddy’s Laboratories Limited from the actions related to pravastatin sodium tablets without prejudice. The Company denies any wrongdoing and intends to vigorously defend against these allegations.

The Company believes that the likelihood of any liability that may arise on account of any of these complaints is not probable. Accordingly, no provision has been made in these consolidated financial statements.

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. In this regard, the Company filed a motion to dismiss Mezzion’s complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company’s motion to dismiss the complaint on the jurisdictional matter. Company’s interlocutory appeal of the said denial, was also denied.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion’s complaint. Any liability that may arise on account of this complaint is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

39. Contingencies (continued)

Shareholder Class Action Litigation

On August 25, 2017, a securities class action lawsuit was filed against the Company, its Chief Executive Officer and its Chief Financial Officer in the United States District Court for the District of New Jersey. The Company’s Co-Chairman, its Chief Operating Officer, and Dr. Reddy’s Laboratories, Inc., were also subsequently named as defendants in the case. The operative complaint alleges that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws, and that the Company’s share price dropped and its investors were affected. On May 9, 2018, the Company and other defendants filed a motion to dismiss the complaint in the United States District Court for the District of New Jersey.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this complaint is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai in a judgment dated October 24, 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India (“BDMAI”), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects.

The NGT, Delhi, in a judgment dated November 16, 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health.

The Company believes that any additional liability that might arise in this regard is not material to the consolidated financial statements. Accordingly, no provision relating to these claims has been made in the consolidated financial statements as of March 31, 2018.

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

(in millions, except share and per share data)

39. Contingencies (continued)

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

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus penalties of Rs.102 and interest	The Company has filed an appeal before the CESTAT
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest	The Company has filed an appeal before the CESTAT
April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has filed an appeal before the CESTAT
April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has filed an appeal before the CESTAT
April 2013 to March 2014	Rs.69 plus interest and penalties	The Company has filed an appeal before the CESTAT
April 2014 to March 2015	Rs.108 plus interest and penalties	The Company has filed an appeal before the CESTAT
April 2015 to March 2016	Rs.157 plus interest and penalties	The Company is in the process of responding to the notice

The Company believes that the likelihood of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these consolidated financial statements as of March 31, 2018.

Value Added Tax (“VAT”) matter

The Company has received various demand notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal
April 2011 to March 2013	Rs.16 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company

The Company has recorded a provision of Rs.27 as of March 31, 2018, and believes that the likelihood of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Others

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.278. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these financial statements as of March 31, 2018.

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

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. After taking into account all of the available information and legal provisions, the Company has recorded Rs.219 as the potential liability towards FSA charges. However, the Company has paid, under protest, an amount of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

39. Contingencies (continued)

Direct taxes related matters

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.1,727. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and, accordingly, no provision is made in these financial statements as of March 31, 2018.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico's Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.703 (MXN 196.9). The Company filed administrative appeals with the SAT by challenging these disallowances and, during February and March 2017, the Company received orders of the SAT confirming these disallowances by dismissing its administrative appeals. The Company disagrees with the SAT’s disallowances and filed an appeal with the Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) in March and April 2017.

The Company believes that possibility of any liability that may arise on account of this litigation is not probable. Accordingly, no provision has been made in these consolidated financial statements as of March 31, 2018.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its consolidated financial statements.

40. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2018, 2017 and 2016:

	For the Year Ended March 31,
Employee benefits	2018		2017		2016
Cost of revenues	Rs.	10,434	Rs.	10,515	Rs.	9,574
Selling, general and administrative expenses		17,004		15,838		16,641
Research and development expenses		4,711		4,716		4,959
	Rs.	32,149	Rs.	31,069	Rs.	31,174

	For the Year Ended March 31,
Depreciation and amortization	2018		2017		2016
Cost of revenues	Rs.	6,595	Rs.	6,117	Rs.	5,241
Selling, general and administrative expenses		3,883		3,935		3,933
Research and development expenses		1,232		1,225		1,076
	Rs.	11,710	Rs.	11,277	Rs.	10,250

In addition, for details relating to cost of material consumed refer to Note 11 of these consolidated financial statements.

41. Change in the functional currency of a foreign operation

Until July 31, 2016, the functional currency of the Swiss Subsidiary, was determined to be the Indian rupee. During the three months ended September 30, 2016, the Swiss Subsidiary borrowed U.S.$350 from certain institutional lenders to acquire eight ANDAs in the United States (refer to Note 33 of these consolidated financial statements for further details). The Company believes that the aforesaid transactions have had significant impact on the primary economic environment of the Swiss Subsidiary and, accordingly, the Swiss Subsidiary’s operating, investing and financing activities will have a greater reliance on the United States dollar.

Accordingly, effective August 1, 2016, the functional currency of the Swiss Subsidiary was changed to the United States dollar. The change in functional currency of the Swiss subsidiary was applied prospectively from date of change in accordance with IAS 21, “The Effect of Changes in Foreign Exchange Rate”.

42. Subsequent events

None

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

43. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries and joint ventures as of March 31, 2018:

Name of the subsidiary/joint venture	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100	%(3)
Aurigene Discovery Technologies Inc.	U.S.A.	100	%(3)
Aurigene Discovery Technologies Limited	India	100%
beta Institut gemeinnützige GmbH	Germany	100	%(8)
betapharm Arzneimittel GmbH	Germany	100	%(8)
Cheminor Investments Limited	India	100%
Cheminor Employees Welfare Trust	India	Refer to footnote 16
Chirotech Technology Limited	United Kingdom	100	%(5)
Dr. Reddy’s Research Foundation	India	Refer to footnote 16
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100	%(10)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100	%(10)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100	%(5)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100	%(10)
Dr. Reddy's Laboratories Chile SPA. (from June 16, 2017)	Chile	100	%(10)
Dr. Reddy’s Laboratories Inc.	U.S.A.	100	%(10)
Dr. Reddy’s Laboratories International SA	Switzerland	100	%(10)
Dr. Reddy’s Laboratories Japan KK	Japan	100	%(10)
Dr. Reddy’s Laboratories Kazakhstan LLP	Kazakhstan	100	%(10)
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100	%(6)
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd. (from July 10, 2017)	Malaysia	100	%(10)
Dr. Reddy’s Laboratories New York, Inc.	U.S.A.	100	%(10)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100	%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy's Laboratories Taiwan Limited (from February 23, 2018)	Taiwan	100	%(10)
Dr. Reddy’s Laboratories Tennessee, LLC	U.S.A.	100	%(6)
Dr. Reddy’s Laboratories, LLC	Ukraine	100	%(10)
Dr. Reddy’s New Zealand Limited.	New Zealand	100	%(10)
Dr. Reddy’s Singapore PTE Limited	Singapore	100	%(10)
Dr. Reddy’s Srl	Italy	100	%(11)
Dr. Reddy's Bio-Sciences Limited	India	100%
Dr. Reddy's Laboratories (Australia) Pty. Limited	Australia	100	%(10)
Dr. Reddy's Laboratories SAS	Colombia	100	%(10)
Dr. Reddy's Research and Development B.V. (formerly Octoplus B.V.)	Netherlands	100	%(12)
Dr. Reddy's Venezuela, C.A.	Venezuela	100	%(10)
Dr. Reddy’s (WUXI) Pharmaceutical Company Limited (from June 2, 2017)	China	100	%(10)
DRANU LLC	U.S.A.	50	%(13)
DRES Energy Private Limited	India	26	%(14)
DRL Impex Limited	India	100	%(15)
DRSS Solar Power Private Limited (liquidated on November 1, 2017)	India	26	%(14) (2)
Eurobridge Consulting B.V.	Netherlands	100	%(1)
Idea2Enterprises (India) Pvt. Limited	India	100%
Imperial Credit Private Limited	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33	%(4)
Lacock Holdings Limited	Cyprus	100	%(10)
OOO Dr. Reddy's Laboratories Limited	Russia	100	%(10)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

43. Organizational structure (continued)

Name of the subsidiary	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
OOO DRS LLC	Russia	100	%(9)
Promius Pharma LLC	U.S.A.	100	%(6)
Reddy Antilles N.V.	Netherlands	100%
Reddy Holding GmbH	Germany	100	%(10)
Reddy Netherlands B.V.	Netherlands	100	%(10)
Reddy Pharma Iberia SA	Spain	100	%(10)
Reddy Pharma Italia S.R.L.	Italy	100	%(7)
Reddy Pharma SAS	France	100	%(10)
Regkinetics Services Limited (formerly Dr. Reddy’s Pharma SEZ Limited)	India	100%

(1) Indirectly owned through Dr. Reddy’s Research and development B.V. (from March 29, 2018), formerly a subsidiary of Reddy Antilles N.V.

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

(9) Indirectly owned through Eurobridge Consulting B.V.

(10) Indirectly owned through Dr. Reddy’s Laboratories SA.

(11) Indirectly owned through Reddy Pharma Italia S.R.L.

(12) Indirectly owned through Reddy Netherlands B.V.

(13) DRANU LLC is consolidated in accordance with guidance available in IFRS 10.

(14) Accounted in accordance with IFRS 11 ‘Joint Arrangements’.

(15) Indirectly owned through Idea2Enterprises (India) Pvt. Limited.

(16) The Company does not have any equity interests in this entity, but has significant influence or control over it.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes
1.1.	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(5)
1.2.	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)
1.3.	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)
1.4.	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(6)
1.5.	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)
1.6.	Amended and Restated Articles of Association of the Registrant dated September 17, 2015.	(9)
2.1.	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)
2.2.	Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)
2.3.	Scheme of Arrangement between the Registrant and its members for issue of bonus debentures, including Notice of Meeting of Members to approve same dated April 29, 2010 and Explanatory Statement dated April 29, 2010.	(8)
2.4.	Debenture Trust Deed dated March 16, 2011 between the Registrant and IDBI Trusteeship Services Limited (regarding trustee services for our bonus debentures).	(8)
2.5.	Liquidity Facility Services Agreement dated April 2, 2011 between the Registrant and DSP Merrill Lynch Capital Limited (regarding liquidity facility for our bonus debentures).	(8)
2.6	Asset Purchase Agreement between Teva Pharmaceutical Industries Ltd. and Dr. Reddy’s Laboratories S.A. dated as of June 10, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.	(10)
2.7	Asset Purchase Agreement between Watson Laboratories, Inc. and Dr. Reddy’s Laboratories S.A. dated as of June 10, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.	(10)
4.1.	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)
4.2.	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)
4.3.	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006.	(4)
4.4.	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(7)
8.	List of subsidiaries, associates and joint ventures of the Registrant.
15.1	Consent of Independent Registered Public Accounting Firm.
15.2	Copy of letter addressed to the SEC by KPMG in response to our disclosures in Item 16 F.
12.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(6)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(7)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(8)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(9)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.

(10)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2017.

136

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

June 15, 2018

137