Form 20-F/A
period 2018-03-31
DR REDDYS LABORATORIES LTD
filed 2018-07-12
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Yes ☐ No ☑

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Dr. Reddy’s Laboratories Limited (“Dr. Reddy’s”) amends its Annual Report on Form 20-F for the year ended March 31, 2018, which was filed with the Securities and Exchange Commission on June 15, 2018. Dr. Reddy’s is filing this Amendment No. 1 solely to furnish the Interactive Data File discloser as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T. Exhibit 101 includes information in eXtensible Business Reporting Language (“XBRL”).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and Dr. Reddy’s has not updated disclosures included therein to reflect any events that may have occurred subsequent to June 15, 2018.

ITEM 19. EXHIBITS

Exhibit number	Description of Exhibit	Footnotes
101.INS	XBRL Instance Document	(1)
101.SCH	XBRL Taxonomy Extension Schema Document	(1)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(1)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	(1)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	(1)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(1)

(1) In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

Hyderabad, India	/s/ Saumen Chakraborty
Saumen Chakraborty
Date: July 12, 2018	President and Chief Financial Officer