Form 20-F
period 2020-03-31
DR REDDYS LABORATORIES LTD
filed 2020-06-15
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2020

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

8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
American depositary shares, each representing one equity share	RDY	New York Stock Exchange

Equity Shares*

*	Not for trading, but only in connection with the registration of American depositary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

166,172,082 Equity Shares

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.75.39, as published by Federal Reserve Board of Governors on March 31, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Forward-Looking Statements

In addition to historical information, this annual report contains certain forward-looking statements within the meaning of section 27a of the securities act of 1933, as amended and section 21e of the securities exchange act of 1934, as amended (the “exchange act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	in our specialty medicines business: competition for our specialty products; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel; challenges associated with conducting business globally, including adverse effects of political or economic instability, major hostilities or terrorism; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

2

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	our business and operations in general, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; manufacturing or quality control protocols; interruptions in our supply chain, including due to potential effects of the COVID-19 pandemic on our operations and business in geographic locations impacted by the pandemic and on the business operations of our customers and suppliers; our ability to successfully execute and maintain the activities and efforts related to the measures we have taken or may take in response to the COVID-19 pandemic and associated costs therewith; challenges associated with conducting business globally, including adverse effects of the COVID-19 pandemic; costs resulting from the extensive governmental regulation to which we are subject or delays in governmental processing time due to modified government operations due to the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic; disruptions of information technology systems; and our ability to successfully compete in the marketplace; and

•	those discussed in the sections entitled “risk factors” and “operating and financial review and prospects” and elsewhere in this report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data presented below has been derived from our consolidated financial statements, which have been prepared in conformity with IFRS as issued by the IASB. The selected consolidated financial data presented below as of March 31, 2020 and 2019 and for the years ended March 31, 2020, 2019 and 2018 are included in Item 18 of this annual report on Form 20-F.

The consolidated financial statements as of March 31, 2020 and 2019 and for the years then ended March 31, 2020 and 2019 have been audited by Ernst & Young Associates LLP (“EY”), Hyderabad, India, our independent registered public accounting firm. The consolidated financial statements as of March 31, 2018, 2017 and 2016 and for the years then ended March 31, 2018, 2017 and 2016 were audited by KPMG, Hyderabad, India (“KPMG”), our former independent registered public accounting firm.

The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

	For the year ended March 31,
	2020		2020		2019		2018		2017		2016
	(Rs. in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	2,316	Rs.	174,600	Rs.	153,851	Rs.	142,028	Rs.	140,809	Rs.	154,708
Cost of revenues		1,069		80,591		70,421		65,724		62,118		62,427
Gross profit		1,247		94,009		83,430		76,304		78,691		92,281
Selling, general and administrative expenses		665		50,129		48,680		46,857		46,300		45,485
Research and development expenses		204		15,410		15,607		18,265		19,513		17,734
Impairment of non-current assets		222		16,767		210		53		445		317
Other income, net		(57)		(4,290)		(1,955)		(788)		(1,065)		(874)
Results from operating activities		212		15,993		20,888		11,917		13,498		29,619
Finance (expense)/income, net		20		1,478		1,117		2,080		806		(2,708)
Share of profit of equity accounted investees, net of tax		7		561		438		344		349		229
Profit before tax		239		18,032		22,443		14,341		14,653		27,140
Tax (expense)/benefit, net		19		1,466		(3,648)		(4,535)		(2,614)		(7,127)
Profit for the year		259		19,498		18,795		Rs.9,806		12,039		20,013
Earnings per share
Basic	U.S.$	1.56	Rs.	117.63	Rs.	113.28	Rs.	59.13	Rs.	72.24	Rs.	117.34
Diluted	U.S.$	1.56	Rs.	117.40	Rs.	113.09	Rs.	59.00	Rs.	72.09	Rs.	116.98
Cash dividend per equity share*	U.S.$	0.27	Rs.	20	Rs.	20	Rs.	20	Rs.	20	Rs.	20

* Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2020		2020		2019		2018		2017		2016
	(Rs. in millions, U.S.$ in millions, except share data)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S.$	27	Rs.	2,053	Rs.	2,228	Rs.	2,638	Rs.	3,866	Rs.	4,921
Other investments (current and non-current)		318		24,015		23,342		20,879		19,507		37,022
Total assets		3,081		232,241		225,427		225,604		219,821		207,650
Total long-term borrowings		74		5,570		26,256		25,152		5,559		10,795
Total net assets and equity	U.S.$	2,056	Rs.	154,988	Rs.	140,197	Rs.	126,460	Rs.	124,044	Rs.	128,336
Number of shares outstanding				166,172,082		166,065,948		165,910,907		165,741,713		170,607,653

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2020 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.75.39, as published by the Federal Reserve Board of Governors on March 31, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

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

RISKS RELATED TO PANDEMICS

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations.

In recent months, a new strain of coronavirus (COVID-19) has spread to many countries in the world and the outbreak has been declared a pandemic by the World Health Organization. Considerable uncertainty still surrounds the COVID-19 virus and its potential effects, and the extent of and effectiveness of responses taken on international, national and local levels. Measures taken to limit the impact of COVID-19, including shelter-in-place orders, social distancing measures, travel bans and restrictions, and business and government shutdowns, have already resulted in significant negative economic impacts on a global basis.

As the coronavirus pandemic continues to rapidly evolve, we cannot at this time accurately predict the effects of these conditions on our operations. Uncertainties remain as to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length and scope of the travel restrictions, business closures and other restrictions imposed by the governments of impacted countries. The continued outbreak of COVID-19 may lead to the implementation of further responses, including additional travel restrictions, government-imposed quarantines or stay-at-home orders, and other public health safety measures. The COVID-19 continuing outbreak, or a similar health pandemic, epidemic or infectious disease outbreak, may have several adverse effects on our business, results of operations and financial condition.

The following are the key actual or potential impacts on our operations that could have an adverse impact on our business, financial condition and results of operation:

Manufacturing, sourcing of material, logistics, sales and marketing

•	While all of our plants and offices continue to operate within the given constraints and directions provided by governments and their agencies, any infection, disease spread or contamination within our operating network can potentially result in temporary closure of impacted plants or operations.

•	Although new digital capabilities for sales are being implemented, reduced interaction with health care professionals can lead to slower market penetration for recently launched products or penetration into newer geographies and certain markets.

•	Increased demand for certain classes of drugs, such as respiratory and immunity medicines, has required production escalations that can potentially result in overstocking, change the supply dynamics and disrupt forecasting.

•	The COVID-19 outbreak could also disrupt our supply chain, resulting in the inability of our suppliers to deliver components or raw materials on a timely basis and exposing us to the risk of temporary disruptions in manufacturing. Although we increased spending on logistics as we explored alternate routes during recent months, any disruption of freight delivery and fulfilment operations, port closures or similar obstacles resulting from a continued COVID-19 outbreak could interfere with our ability to obtain the raw materials and intermediates necessary to support our manufacturing operations or those of our contract manufacturers, or our ability to deliver materials or finished products to our customers.

Health and safety initiatives:

We are taking various protective measures to ensure the health and safety of our employees, such as by following physical distancing norms, sanitization and using protective gear. Various initiatives have been undertaken to ensure that our manufacturing related operations continue unabated, enabling us to serve our patients. We are also using digital channels to enable work from home and for other business purposes, such as reaching out to our business partners.

Clinical trials:

We have taken necessary steps to comply with the evolving guidance from various regulatory authorities to manage clinical trials during COVID-19 pandemic. We have been working closely with the clinical trial investigators to protect the safety and wellbeing of clinical trial participants. There is no material impact to our clinical trials, however patient recruitment could face delays, if pandemic continues for an extended period of time.

Other considerations:

Despite the foregoing and certain other measures that we continue to undertake in order to transact business, it is difficult to forecast the broad economic downturn and unemployment rate increase that could be associated with the COVID-19 pandemic, which may itself materially affect our business. While it is not possible to predict the economic impact and the magnitude of the ongoing COVID-19 pandemic, a prolonged economic slowdown in any of our key markets could reduce our sales and impact our business operations.

Our business is also affected by decisions and actions of our customers, and there are a number of factors relating to our customers that are outside of our control. Financial difficulties for a customer including limited access to the credit markets, insolvency or bankruptcy could have a negative impact on our financial condition and results of operations. The COVID-19 pandemic and a resulting prolonged economic downturn heighten the risk that certain of our customers find it difficult to maintain liquidity and may reduce their expenditure which could in turn affect our growth and profitability.

The global pandemic of COVID-19 continues to rapidly evolve, and its ultimate impact is highly uncertain and subject to change. We do not know the full extent of potential delays or impacts on our business or the global economy as a whole. These effects, or a similar health pandemic, epidemic or infectious disease outbreak along with any escalation in geo-political conflicts and related political interventions, could have a material impact on our operations, results of operations and financial condition. We will continue to monitor the COVID-19 situation closely.

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

Our research and development activities are heavily regulated. If we fail to comply fully with applicable regulations, then there could be a delay in the submission or approval of potential new products for marketing approval. In addition, the submission of an application to a regulatory authority does not guarantee that approvals required to market the product will be granted. Each authority may impose its own requirements and/or delay or refuse to grant approval, even when a product has already been approved in another country. In many of the international markets into which we sell our products, the approval process for a new product is complex, lengthy and expensive. The time taken to obtain approval varies by country but generally takes from six months to several years from the date of application. This approval process increases the cost to us of developing new products and increases the risk that we will not be able to successfully sell such new products.

Regulatory agencies may at any time reassess the safety and efficacy of our products based on new scientific knowledge or other factors. Such reassessments could result in the amendment or withdrawal of existing approvals to market our products, which in turn could result in a loss of revenue and could serve as an inducement to bring lawsuits against us. In our biosimilar business, due to the intrinsic nature of biologics, our bio-similarity claims can always be contested by our competitors, the innovator company and/or the applicable regulators.

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

Additionally, governmental authorities, including among others the U.S. FDA, the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. In recent years, a number of Indian generic pharmaceutical companies were issued import alerts and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of active pharmaceutical ingredients and formulations plants servicing the United States and other markets of our Global Generics business is based out of India. There has been an increasing trend by the U.S. FDA and governmental regulators in other countries towards Indian manufacturing site audits.

While our quality practices and quality management systems are conducted in a manner designed to satisfy these types of audits, we cannot guarantee that our efforts will prevent adverse outcomes such as audit observations, corrective action requests, warning letters or import bans.

For example, in November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at three of our manufacturing facilities - two API manufacturing facilities and one injectable oncology formulations manufacturing facility in India. Currently none of our sites are under warning letter. Refer to Note 34 of our consolidated financial statements under “Update on the warning letter from the U.S. FDA” for further details.

More generally, unless and until an issue raised in a warning letter from a regulatory agency is resolved to the agency’s satisfaction, they may withhold approvals of our new products and new drug applications, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against us. The delay in approvals due to moving to an alternate site or alternate vendor, or the cost incurred in connection with remedial actions, can have significant adverse impacts on our ongoing business, financial results and routine operations.

In recent years, there has been increasing regulatory scrutiny of pharmaceutical manufacturers, resulting in product recalls, plant shutdowns and other required remedial actions. We have been subject to increasing scrutiny of our manufacturing operations, and in the event that any of our facilities is subjected to significant regulatory actions, it will require substantial expenditures of resources to ensure compliance with more stringently applied production and quality control regulations. If any regulatory body were to require one or more of our significant manufacturing facilities to cease or limit production, our business could be adversely affected. In addition, because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or of obtaining approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

Furthermore, we deal with numerous third party manufacturers and despite our oversight, any lapse in their quality practices and quality management systems could lead to similar adverse outcomes in the event of an audit.

If we or our third party suppliers fail to comply fully with applicable regulations or to take corrective actions that are mandated, then there could be an enforced shutdown of our production facilities or an import ban, which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers, or we could be subjected to government fines and penalties from customers.

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

In recent years China has introduced numerous reforms and proposals that attempt to address requirements for drug development and registration, including greater adoption of international technical guidelines and practices by the government. However, its unique regulatory requirements continue to pose challenges for multinational companies.

If we improperly handle any of the dangerous materials used in our business and accidents result, we could face significant liabilities that would lower our profits.

We handle dangerous materials including explosive, toxic and combustible materials. If improperly handled or subjected to the wrong conditions, these materials could hurt our employees, cause damage to our properties and harm the environment. Also, increases in business and operations in our plants, from new products or increased demand for existing products, can pose increased safety hazards. Such hazards need to be addressed through training, industrial hygiene assessments and other safety measures and, if not carried out, can lead to industrial accidents.

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

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance (“ESG”) practices. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, supply chain management, diversity and human rights.

We are subject to various laws and regulations concerning, among other things, the environment, climate change, regulation of chemicals, employee safety and product safety. These requirements include regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of regulated materials and pollutants into the environment.

In the normal course of our business, our operations are also exposed to risks relating to (i) increased severity of extreme weather events, such as cyclones and floods; (ii) regulatory changes which can require us to transition to newer forms of energy sources like renewable energy; and (iii) increased water scarcity and water stress, apart from water contamination. Failure to adapt to or comply with regulatory requirements, or investor or stakeholder ESG expectations and standards, could negatively impact our reputation or harm our business.

Our success depends on our ability to successfully develop and commercialize new pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully develop and commercialize additional products in our Global Generics and Pharmaceutical Services and Active Ingredients segments.

Our research and development efforts are also dependent on collaborating with third party partners and contract research organizations which have the capability to handle complex technologies and products. Lack of effective project management at our end, or any failure to manage collaboration arrangements among multiple partners, may pose significant risks to product development, to our ability to obtain requisite regulatory approvals in a timely manner, and to our ability to successfully and profitably produce and market such products.

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

Refer to Note 13 of our consolidated financial statements for details of impairment of intangible assets. Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized.

We must develop, test and manufacture generic products as well as prove that our generic products are bio-equivalent or biosimilar to their branded counterparts, either directly or in partnership with contract research organizations. The development and commercialization process, particularly with respect to complex molecules and biosimilars, is both time consuming and costly and involves a high degree of business risk.

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

If we are unable to obtain robust patents or otherwise protect our intellectual property rights or proprietary information, or if we infringe on the intellectual property rights of others, our business may be materially and adversely impacted.

Our overall profitability depends, among other things, on our ability to continuously and timely introduce new generic as well as proprietary products. Our success in doing so depends, in large part, on two important factors:

•	Our ability to obtain patents and to protect trade secrets and other intellectual property rights for our novel products. For our Proprietary Products business in particular, obtaining robust patents and the resultant market exclusivity is key. Our failure to adequately protect our intellectual property would allow competitors to market products similar to ours or impact our market leadership for our products. Such situations may materially and adversely impact our business.

•	In addition, we need to ensure that our novel products do not infringe on the proprietary rights of others. Our competitors may have filed patent applications, or hold issued patents, relating to products or processes that compete with those we are developing, or their patents may impair our ability to successfully develop and commercialize new products. Our business may be materially and adversely impacted if we fail to identify such competing patents early on and are not able to develop a non-infringing strategy for such patents.

We have been successful in obtaining multiple patents claiming our innovative products and processes. Recently, we have filed several patent applications seeking to protect our newly developed technologies and products in various countries, including the United States, and we plan to continue making such filings. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged by competitors. In addition, sometimes such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part, by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements may be breached and we may not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of the confidentiality or other relevant clauses of these agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known to or be independently developed by our competitors. Therefore, despite all of our information security systems and practices, we may still not be able to ensure the confidentiality of information relating to such products, which may materially and adversely impact our business.

Research and development efforts invested in our complex generics, differentiated formulations and biologics products may not achieve expected results.

Our business model focuses on building a pipeline in various therapies targeted at both emerging markets and more regulated markets. We must invest increasingly significant resources to develop complex generics, differentiated products and biosimilars, both through our own efforts and through collaborations, in-licensing and acquisition of products from or with third parties. In our Proprietary Products segment, our business model focuses on building a pipeline in the therapeutic areas of neurology and dermatology. In our biologic segment, our business model focuses on building a pipeline in various therapies targeted at both emerging markets and highly regulated markets. The development of complex generics, differentiated products and biosimilars involves processes and expertise significantly more complex, which increases the risks of failure. During each stage, we may encounter obstacles that delay the development process and increase expenses, leading to significant risks that we will not achieve our goals and may be forced to abandon a potential product in which we have invested substantial amounts of time and money.

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

Even if we are able to successfully develop a differentiated version, the desired potential can only be unlocked if we partner with a wholesaler who is able to get favorable unrestricted reimbursement from payors (i.e. the managed care plan). Typically, a managed care plan relies on a committee comprised of physicians and other decision makers and influencers to decide which drugs will appear on its formulary. The randomized clinical trial data generated to obtain U.S. FDA approval will no longer be sufficient to gain a favorable access decision. Typically, all managed care plans attempt to aggressively direct their patients towards generic medicines due to their lack of belief in differentiation or overall cost improvement. Thus it is imperative for the specific product profile to satisfy the committee that there is sufficient evidence that the impact of the differentiation and/or incremental innovation of our products is significantly higher, in order to persuade them to list it on their respective formularies. Without these specific products attaining a reasonable position on the formulary of managed care plans, patients will not be able to obtain access to our products and physicians become less likely to prescribe our products.

Additionally, because the Specialty business of our Proprietary Products segment works primarily with known active molecules, there remains a risk that these products are easier to engineer around than products possessing composition of matter patents. Although we strive to create a robust intellectual property “ring fence” to protect these assets, the products in our U.S. Specialty business portfolio may nonetheless enjoy fewer years of exclusivity than traditional innovative products. This may cause a decline in the commercial value potential of the portfolio.

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

For example, in the United States, Congress continues to consider drug pricing legislation that, if passed and signed into law, could impact companies’ ability to increase prices for prescription drugs, even in case of increase in our input costs, to maintain our margins. The current U.S. administration has also focused on lowering drug prices through, for instance, the U.S. Department of Health and Human Services and U.S. FDA’s Safe Importation Action Plan announced in July 2019. Following this framework, the U.S. FDA proposed a draft rule in December 2019 that would allow importation of certain lower-cost prescription drugs from Canada. If the rule is finalized as proposed, states or certain other non-federal governmental entities would be able to submit importation program proposals to the U.S. FDA for review and authorization of two-year programs (with the opportunity to extend for two more years). The public comment period on the proposed rule ended on March 9, 2020, and the U.S. FDA is in the process reviewing and finalizing its proposal. If the proposed rule is adopted, it likely will be some time before states or other parties can actually submit and implement importation plans in compliance with the rule. Certain states have also proposed measures that are designed to control the costs of pharmaceuticals for which they provide reimbursement.

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

For example, this has resulted in more than 90% of generic products currently sold in German retail “pharmacies” being supplied through contracts procured in competitive bidding tenders, thereby causing significant pressure on product margins.

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

While many of our personnel are working remotely due to the COVID-19 pandemic, the risk of cyber incidents may be increased and our dependence on network availability is increased. If our information systems are unsuccessfully implemented, fail, suffer errors or interruptions, or become unavailable, that might have a materially adverse impact on our business operations and our financial position or results of operations.

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

We are subject to laws and regulations governing the collection, use and transmission of health information, including personal data. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business. For example, the European Union’s General Data Protection Regulation (“GDPR”) that became fully effective in May 2018, requires Companies to satisfy new requirements regarding the handling of personal and sensitive data and includes significant new penalties for non-compliance, with fines up to EUR 20 million or 4% of global turnover of the preceding fiscal year, whichever is higher.

Additionally, the California Consumer Privacy Act (“CCPA”) became effective on January 1, 2020, creating new individual privacy rights for California consumers and placing increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, provides such consumers new ways to opt-out of certain sales of personal information, and allows for a new cause of action for data breaches.

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

The European Data Protection Board (“EDPB”) has asserted that data protection laws do not cause any hindrance to the measures taken in the fight against the coronavirus pandemic, noting that the GDPR authorizes employers and health authorities to process personal data without consent in the context of epidemics.

Legal requirements relating to the collection, storage, handling, and transfer of personal information and personal data continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

These data protection laws and similar initiatives could increase the cost of developing, implementing or maintaining our information technology systems and require us to allocate more resources to compliance initiatives thereby increasing our costs. In addition, a failure by us, or our third-party vendors, to comply with applicable data privacy and security laws could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on the way we operate our business, our financial condition and results of operations.

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

However, emerging developments in various countries laws relating to the liability of generic pharmaceutical manufacturers for certain product liability claims could increase our exposure to litigation costs and damages. This potential exposure to lawsuits would also have increased the risk that, in the future, we would not be able to obtain the type and amount of insurance coverage we desire at an acceptable price The risk of exposure to lawsuits is likely to increase as we develop our own new patented products, or limited competition/complex products, such as injectable or biosimilar products, in addition to making generic versions of drugs that have been in the market for some time. In addition, the existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.

There has been a trend of increased regulatory review of over-the-counter products for safety and efficacy questions, which could potentially affect our over-the-counter products business.

In recent years, significant questions have arisen regarding the safety, efficacy and potential for misuse of certain over-the-counter medicine products. Litigation, particularly in the United States, sometimes gives rise to these questions. As a result, health authorities around the world have begun to re-evaluate some important over-the-counter products, leading to restrictions on the sale of some of them and even the banning of certain products. Any bans or restrictions imposed by the government or regulatory agencies on some of our over-the-counter products would have an adverse effect on our sales and, thus, our overall profitability.

We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to public officials or otherwise for the purpose of obtaining or retaining business. These laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Our policies mandate compliance with these anti-bribery laws, which often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply may also result in reputational damages.

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

Our products face intense competition from products commercialized or under development by competitors in all of our business segments based in India, the United States and other markets. Many of our competitors have greater financial resources and marketing capabilities than we do. Our competitors may succeed in developing technologies and products that are more effective, more popular or cheaper than any we may develop or license, thus rendering our technologies and products obsolete or uncompetitive, which would harm our business and financial results. It is also possible that alternate therapies or substitutable products that we developed for the same indication would lead to cannibalization of revenues from our products.

Further, in recent years the goals established under the Generic Drug User Fee Act, and increased funding of the U.S. FDA’s Office of Generic Drugs, have led to more and faster generic approvals, and consequently increased competition. The U.S. FDA has established new steps to enhance competition, promote access and lower drug prices and is approving record-breaking numbers of generic applications. While these improvements are expected to benefit our generic product pipeline, they will also benefit competitors that seek to launch products in established generic markets where we currently offer products. The U.S. FDA’s efforts to increase the pace at which generics enter the market has also resulted in a trend of many first time generic manufacturers entering the market, which is further increasing competition in the market.

Our generics business is also facing increasing competition from brand-name manufacturers who do not face any significant regulatory approvals or barriers to enter into the generics market. These brand name manufacturers have devised numerous strategies for example, sell generic versions of their products directly or by forming strategic alliances with our competitor generic pharmaceutical companies or by granting them rights to sell “authorized generics”. Moreover, brand companies continually seek new ways to delay the introduction of generic products and decrease the impact of generic competition, such as filing new patents on drugs whose original patent protection is about to expire, developing patented controlled-release products, change the dosage form or dosing regimen of the brand product prior to generic introduction while the generic applicant seeks to amends its ANDA dossier to match the changes in the brand product, changing product claims and product labeling, or developing and marketing as over-the-counter products those branded products that are about to face generic competition, or pricing the branded product at a discount equivalent to generic pricing.

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

If competitors introduce new products or new variations on their existing products, our Proprietary Products, even those protected by patents, may experience substantial reductions in value.

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

The Patient Protection and Affordable Care Act, as amended, continues to face uncertainty due to administrative efforts to repeal, substantially modify or invalidate some or all of its provisions, as well as challenges to its constitutionality. In addition, government authorities have significant leverage to persuade pharmaceutical companies to enter into corporate integrity agreements, which can be expensive and disruptive to operations.

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

We may experience difficulties, delays and interruptions in the manufacturing and supply of our products for various reasons, including among other reasons;

•	demand significantly in excess of forecast demand, which may lead to supply shortages (this is particularly challenging before the launch of a new product);

•	supply chain disruptions, including those due to natural or man-made disasters at one of our facilities or at a critical supplier or vendor;

•	delays in construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products (the complexities associated with biologics facilities, especially for drug substance, increases the probability of delay);

•	the inability to supply products due to a product quality failure or regulatory agency compliance action such as license withdrawal, product recall or product seizure;

•	other manufacturing or distribution problems, including changes in manufacturing production sites, limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, or physical limitations or other business interruptions that could impact continuous supply;

•	the ongoing impact of the COVID-19 pandemic, and the restrictive measures to control the outbreak, on the supply chain, manufacturing and delivery logistics for our products, all as more fully discussed above (see “A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations”); and

•	we also manufacture and sell a number of sterile products, including oncology products, which are technically complex to manufacture, and require sophisticated environmental controls. Because the production process for such products is so complex and sensitive, any production failures may lead to lengthy supply interruptions.

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

Since a large part of our business centers around the United States, changes to the U.S. immigration laws could make it more difficult to obtain non-immigrant work authorizations in the United States. There have been and will continue to be calls for extensive changes to U.S. immigration laws regarding the admission of highly-skilled temporary and permanent workers.

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

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue.

In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

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

California recently passed the Preserving Access to Affordable Drugs (AB-824), legislation that could adversely impact our ability to settle patent litigations. The law, which took effect on January 1, 2020, creates a presumption that a patent settlement has anti-competitive effects, and thus violates California's state antitrust law, if it provides for the generic pharmaceutical company to receive “anything of value” from the branded pharmaceutical company and if the generic pharmaceutical company agrees to delay the launch of a generic product for any period of time. The law specifically identifies exclusive licenses and agreements by the branded pharmaceutical company “not to launch an authorized generic version” of its branded product as things of value that would trigger the presumption. Such presumption may make it more difficult to negotiate settlement agreements which are subject to this new law.

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

Several areas of the world, including India, have experienced terrorist acts and retaliatory operations in recent years. Local disturbances, terrorist attacks, riots, social disruption, wars, or regional hostilities in the countries in which we or our partners and suppliers operate could affect the economy, our operations and employees by disrupting operations and communications, making travel and the conduct of our business more difficult, and/or causing our customers to be concerned about our ability to meet their needs. If the economy of any of our key markets (including but not limited to the United States, the United Kingdom, Germany, India, China and Russia) is affected by such acts, our business and results of operations may be adversely affected as a consequence.

Epidemics and other public health crises, such as the ongoing novel coronavirus (COVID-19) and the restrictive measures to control the outbreak, could significantly impact our business operations and supply chain. See “A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations” above.

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

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2020, our ten largest customers accounted for approximately 80% of our North America Global Generics segment’s revenues. Consolidation and integration of the drug wholesalers, retail drug chains, private insurers, managed care organizations and other purchasing organizations may continue to adversely affect pharmaceutical manufacturers. Such consolidations has resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. We expect this trend of increased pricing pressures to continue. Such pressures have reduced, and could continue to reduce, our revenue, margins and profitability.

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

We expect to derive an increasing portion of our sales from regions such as China, Latin America, Russia and other countries of the former Soviet Union, Central Europe, Eastern Europe and South Africa, all of which may be more susceptible to political and economic instability.

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

While it is not possible to predict the economic impact and the magnitude of the ongoing coronavirus pandemic and the restrictive measures to control the outbreak, it could significantly impact our business operations and supply chain. See “A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations” above.

Uncertainty and volatility in relation to the U.K.’s planned exit from the EU

On June 23, 2016, the United Kingdom (“U.K.”) held a remain-or-leave referendum on its membership within the European Union (“EU”), the outcome of which was a decision for the U.K. to exit from the EU (the “Brexit”).

The U.K. formally withdrew from the EU on January 31, 2020 with status quo arrangements through a transition period. The transition period began on February 1, 2020 and is expected to last until December 31, 2020. During this transition period, the U.K. and the EU will negotiate a final agreement to govern their long-term relationship, as well as whether the U.K. will be able to continue to benefit from the EU’s free trade and similar arrangements. However, if no agreement is reached before December 31, 2020 and no extension to the transition period is agreed to, a no-deal Brexit will occur on December 31, 2020.

There is uncertainty around the form and timing of any withdrawal agreement and the form and timing of any post-withdrawal trading arrangements (whether with the EU or third parties). The situation could potentially result in changes to intellectual property rights, regulatory approval requirements and pharmaceutical regulations, or increased cost and burdens arising from other new or diverging rules and regulations, any of which may have an adverse impact on our operations. As the process of Brexit evolves, we will continue to assess its impact on us.

Opposition to free trade agreements and changes in trade policies of countries in which we operate could adversely affect the pricing and demand for our products.

Opposition to free trade agreements was an important component of the campaign platform of the new U.S. administration, and there are ongoing efforts to achieve that goal. For example, the United States withdrew from the Trans-Pacific Partnership (“TPP”) free trade agreement and recently announced that it will end preferential trade treatment for India, currently being extended under its Generalized System of Preferences (“GSP”). In the current scheme, there might not be any direct impact on U.S. imports of pharmaceutical products due to this withdrawal. However, any such changes in free trade agreements could, among other things, interfere with free trade in goods, impose additional customs duties or tariffs, increase the costs and difficulties of international transactions and potentially disturb the international flow of goods and, in particular, trade between the United States and other countries, and thus may have an adverse effect on our financial performance.

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

India’s Finance Act, 2016 amended the test of residence for foreign companies. While a non-resident company is generally taxed only on its Indian sourced income, a resident company is taxed on its global income. Under the amended rule, a company not formed under the laws of India would be considered a resident in India if its place of effective management in the previous year was in India. The term “place of effective management” (or “PoEM”) has been defined to mean a place where key management operates and commercial decisions that are necessary for the conduct of the business of an entity as a whole are in substance made.

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

The corporate dividend distribution tax (“DDT”), which had previously been at a 20.5553% rate, was abolished on April 1, 2020. Accordingly, any dividend declared by our company on or after April 1, 2020 will not be subject to DDT. However, such dividend is taxable in the hands of the shareholders at the respective rates applicable to them.

Changes in tax regimes in countries other than India, such as the Tax Cuts and Jobs Act of the United States, could result in a material impact on our cash tax liabilities and tax charges, resulting in either an increase or a reduction in financial results depending upon the nature of the change.

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

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 26.75% of our issued shares as at March 31, 2020. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2020 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

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

However, certain provisions of the Companies Act, 2013 and the new Listing Regulations provisions are subject to varying interpretations and their application in practice may evolve over time as additional guidance is provided by regulatory and governing bodies. Further, the Companies Act, 2013, the rules made thereunder and the new Listing Regulations have been and are being amended from time to time.

Effective as of April 1, 2019, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 were amended through the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018. These amendments relate to, among other things, governance, related party transactions, financial reporting, audits and auditors, and board matters.

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

Labor laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. Approximately 4.5% of our employees belong to a number of different labor unions. If we experience problems with our labor unions that may adversely affect our production capacity and our overall results and operations.

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

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares must be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian rupee proceeds from sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional approval from the Reserve Bank of India for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

Investors who exchange our ADSs for our underlying equity shares may be subject to the provisions of the Companies Act, 2013 and to the disclosure obligations that may be necessary pursuant to the Deposit Agreement with our depositary. The Companies Act, 2013 requires that, where the registered owner of shares does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the registered owner and certain other details.

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

We are incorporated in India, and there are certain differences in the rights and protections of shareholders under the laws of India as compared to the laws of the United States and other developed economies.

For example, there is a difference between the level of regulation and monitoring of the Indian securities markets over the activities of investors, brokers and other participants, as compared to the level of regulation and monitoring of markets in such other countries. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed countries, which could affect the market for our equity shares and ADSs.

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

The Securities and Exchange Board of India (“SEBI”) issued a circular dated October 10, 2019 which notified a detailed framework for issuance of Depository Receipts (“DRs”) by a company incorporated and listed on a recognized stock exchange in India. The new framework, which was immediately effective, inter alia sets out eligibility requirements, permissible jurisdictions, international exchanges, permissible holder of DRs, as well as certain other obligations to be complied with by issuers of DRs, the Indian depository, the foreign depository and the domestic custodian.

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

Key business developments:

Re-Audit of the Warning letter impacted sites

The U.S. FDA completed its audit of our API manufacturing facility at Srikakulam on January 28, 2020, and issued a Form 483 with 5 observations. We responded to the observations in February 2020. In May 2020, we received the U.S. FDA’s Establishment Inspection Report (“EIR”) for the above-referred facility, indicating closure of the audit and classifying the inspection of this facility as Voluntary Action Indicated (“VAI”).

With this, all facilities under the November 2015 warning letter from the U.S. FDA are now determined as VAI.

Refer to Note 34 of our consolidated financial statements under “Update on the warning letter from the U.S. FDA” for further details.

Definitive agreement with Upsher-Smith Laboratories, LLC

During the year ended March 31, 2020, we entered into a definitive agreement with Upsher-Smith Laboratories, LLC for the sale of our U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg (formerly referred to as “DFN-02”), which formed part of our Proprietary Products segment. License fees includes an amount of Rs.7,486 million (U.S.$108.7 million) associated with this sale transaction.

Refer to Note 37 of our consolidated financial statements for further details.

Business Transfer Agreement with Wockhardt Limited

In February 2020, we signed a Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”) to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of Rs.18,500 million.

The business comprises of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio would be transferred to us, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the “Business Undertaking”).

As of March 31, 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for the year ended March 31, 2020.

The transaction was completed on June 10, 2020.

In view of the COVID-19 pandemic and the consequent government restrictions, there has been a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Subsequently, through an amendment to the BTA, it has been agreed that the deal consideration shall now be upto Rs.18,500 million, to be paid as per the following terms:

a.	an amount of Rs.14,830 million paid on the date of closing;
b.	an amount of Rs.670 million to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;
c.	an amount of Rs.3,000 million (“Holdback Amount”) which shall be released as follows:

•	If the revenue from sales of the products forming part of the Business Undertaking during the 12 (twelve) months post-closing exceeds Rs.4,800 million, we will be required to pay to Wockhardt, an amount equal to 2 (two) times the amount by which the revenue exceeds Rs.4,800 million, subject to the maximum of the Holdback Amount.

Principal capital expenditures:

During the years ended March 31, 2020, 2019 and 2018, we invested Rs.5,725 million, Rs.8,376 million and Rs.8,894 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets. We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2020, we also had contractual commitments of Rs.4,888 million for capital expenditures. We currently intend to finance our additional capital expansion plans entirely through our operating cash flows and through cash and other investments.

4.B. Business overview

Established in 1984, we are an integrated global pharmaceutical company committed to accelerating access to affordable and innovative medicines through our three core business segments:

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

Pharmaceutical Services and Active Ingredients. This segment primarily consists of our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes our contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of our business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others. This segment consists of the operations of our wholly-owned subsidiary, Aurigene Discovery Technologies Limited (“ADTL”), a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations.

Our key markets include the United States, India, Russia and other Countries of the former Soviet Union, and Europe.

OUR STRATEGY

Our strategy is guided by our core purpose of accelerating access to affordable and innovative medicines, because “Good Health Can’t Wait”.

Spiraling health care costs across the world have put many medicines out of the reach of millions of people who desperately need them. As a global generic pharmaceutical company, we take very seriously our responsibility to offer affordable alternatives to expensive medicines and help patients manage disease better.

We deliver on our purpose through a set of promises we make to our customers and partners:

•	to bring expensive medicines within reach;
•	to address unmet patient needs;
•	to help patients manage disease better;
•	to work with partners to help them succeed; and
•	to enable and help our partners ensure that our products are always available where needed.

In order to maximize our impact and reach a greater number of patients, we are committed to delivering on three themes:

•	Leadership in chosen spaces;
•	Operational excellence and continuous improvement; and
•	Patient centric product innovation.

Further, the core of our strategy is to focus on portfolio, patient centricity, people & quality, to achieve sustained growth.

The operational aspects and sources of competitive advantage for us are discussed below.

Strengths in science and technology

Our strengths in science and technology range from synthetic organic chemistry, formulation development and biologics development to small molecule based drug discovery. Furthermore, our wholly owned subsidiary, Aurigene Discovery Technologies Limited, is a specialized biotechnology company engaged in discovery and early clinical development of novel, best in class therapies to treat cancer and inflammatory diseases. Such expertise enables us to deliver first-to-market, difficult-to-make products with an industry leading intellectual property and technology leveraged product portfolio.

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

Proprietary Products: Our Proprietary Products segment is comprised of our differentiated formulations business. In this segment, we work to improve patient outcomes by identifying unmet and under-met medical needs and addressing them through innovative products and services that are affordable and accessible.

Operating priorities

Execution excellence provides the framework to create sustainable customer value across all of our activities. We have been investing in the following to achieve this:

•	Safety: The concept of safety has been imbued in the operating culture throughout our organization. Specific initiatives are being carried out to increase safety awareness, to achieve a safe working environment, to avoid accidents and injuries, and to minimize the loss of manufacturing time.

•	Quality: We are fully dedicated to quality and have robust quality processes and systems in place at our developmental and manufacturing facilities to ensure that every product is safe and of high quality. In addition, we have integrated “Quality by Design” to build quality into all processes and use quality tools to minimize process risks.

•	Operational Excellence: We apply a continuous improvement framework to the critical operations and processes in our value chain. With an operating and management review rhythm, we review and refine the business processes across the organization to measure and improve their performance.

•	Leadership Development: We are focused on developing leaders, as well as enhancing leadership behavior, across our organization through structured programs.

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2020, 2019 and 2018, respectively:

	For the year ended March 31,
Segment	2020					2019			2018
	(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$	1,832	Rs.	138,123	79%	Rs.	122,903	80%	Rs.	114,014	80%
PSAI		342		25,747	15%		24,140	16%		21,992	16%
Proprietary Products		105		7,949	5%		4,750	3%		4,245	3%
Others		37		2,781	1%		2,058	1%		1,777	1%
Total Revenue	U.S.$	2,316	Rs.	174,600	100%	Rs.	153,851	100%	Rs.	142,028	100%

Revenues by country and by therapeutic area for the years ended March 31, 2020, 2019 and 2018 are discussed in Note 5 to our consolidated financial statements.

Global Generics Segment

Revenues from our Global Generics segment were Rs.138,123 million for the year ended March 31, 2020, an increase of 12% as compared to Rs.122,903 million for the year ended March 31, 2019. The revenue increase was in all the four business geographies of this segment: North America (the United States and Canada), Europe, India and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

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

India

During the year ended March 31, 2020, India accounted for 21% of our total Global Generics segment sales. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, dermatology, oncology, respiratory, stomatology, urology and nephrology.

As of March 31, 2020, we had a total of 318 branded products in India. Our top ten branded products together accounted for 26% of our revenues in India in the year ended March 31, 2020. According to IQVIA, a provider of market research to the pharmaceutical industry, in its moving annual total report for the twelve month period ended March 31, 2020, our secondary sales in India grew by 11.4%. In comparison, the Indian pharmaceutical market experienced growth of 10.8% during such period. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the twelve month period ended March 2020, ranked us 11th in terms of the number of prescriptions generated in India during such period.

Sales, marketing and distribution network

We generate demand for our products through our 5,997 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

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

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 13th largest pharmaceutical company in India, with a market share of 2.2%, according to IQVIA in its moving annual total report for the twelve month period ended March 31, 2020.

Our competitors in the Indian market include Cipla Limited, GlaxoSmithKline Pharmaceuticals Limited, Zydus Cadila Healthcare Limited, Sun Pharmaceutical Industries Limited, Alkem Limited, Pfizer Limited, Abbott India Limited, Lupin Limited, Aristo Pharma Limited, Intas Pharmaceuticals Limited, Sanofi India Limited, Glenmark Pharmaceuticals Limited and Emcure Pharmaceuticals Limited.

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

On March 17, 2020 the NPPA announced an upward revision in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union and Romania

Russia

Russia accounted for 12% of our Global Generics segment’s revenues in the year ended March 31, 2020. IQVIA ranked us 17th in sales in Russia, with a market share of 1.7% for the twelve months ended March 31, 2020.

According to IQVIA, as per its moving annual total report for the twelve months ended March 31, 2020, our Retail sales value growth was 9.7% and our sales volume increased by 2.3% for such period, as compared to the Russian pharmaceutical market value growth of 9.0% and sales volume decrease of 0.3% for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top five brands, Nise, Omez, Nasivin, Ibuclin, and Cetrine accounted for 55% of our retail sales in Russia for the year ended March 31, 2020. Nise (pain management product, including systemic and topical form), Omez (an anti-ulcerant product), Nasivin* (for cold and flu), Ibuclin (for cold and flu) and Cetrine (for allergy) were ranked as the 16th, 40th, 109th, 122nd and 166th best-selling formulation brands, respectively, in the Russian market by IQVIA in its moving retail segment report for the twelve months ended March 31, 2020. (*Nasivin is distributed and promoted by us under a licensing agreement and the brand is owned by Licensor). Our strategy in Russia is to focus on the gastro-intestinal, pain management, cough & cold, allergy and oncology therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales.

Our Global Generics segment’s revenues in Russia increased by 9% (in Russian rouble absolute currency terms) during the year ended March 31, 2020, which was largely attributable to an improvement in our base business performance. Such revenues, measured in Indian rupees, increased by 10% as compared to the year ended March 31, 2019.

Other Countries of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2020, revenues from these countries accounted for 5% of our total Global Generics segment’s revenues.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russia market is driven by a team of 473 medical representatives and 59 managers to detail our products to doctors in 77 cities in Russia. Our commercial team consists of 17 key account managers and is focused on establishing a network of relationships with key pharmacy chains. Our Russia hospital division has 38 hospital specialists focused on expanding our presence in hospitals.

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

Competition

Our principal competitors in the Russian market include Berlin-Chemie/Menarini Pharma, GmbH, KRKA Pharma Limited, Teva Pharmaceutical Industries Limited, Lek-Sandoz Pharmaceuticals (an affiliate of Novartis Pharma A.G.) and Zao Ranbaxy (an affiliate of Sun Pharmaceutical Industries Limited).

Government regulations

Healthcare system development in Russia

In order to promote local industry, in the year 2012 the Russian government approved the Strategy of Pharmaceutical Industry Development in the Russian Federation for the period up to the year 2020 (or the “Pharma 2020 plan”), which aimed to develop the research, development and manufacturing of pharmaceutical products by Russia’s domestic pharmaceutical industry. The goal of the Pharma 2020 plan was to reduce Russia’s reliance on imported pharmaceutical products and increase Russia’s self-sufficiency in that regard. According to this program, 90% of drugs from the list of “Essential and Vital Drugs” (also known as the “ZhNVLS”) should be produced by local pharmaceutical companies. By the end of the year 2018, this target was almost achieved (84.2% vs planned 90%). In the year 2018 the Russian government announced a new planned “Pharma-2030” program for the further development of Russian pharmaceutical production. One of the key goals of this program is to increase by 500% to 600% the export of locally produced drugs. This program is expected to be approved during 2020.

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

For the past several years, the Russian Ministry of Industry and Trade has enacted and renewed short-term government regulations under which local manufacturers (i.e., in Russia, Belarus and Kazakhstan) get a 15% price preference over non-local manufacturers in procurement tenders by the state.

A draft of “Rules for State registration and re-registration of the maximum ex-works manufacturer prices of medicines included in EDL” was published by the Russian Ministry of Health in 2017 and subsequently has undergone several changes. Federal Law No. 134-FZ dated June 6, 2019 establishes, and obligates the holder of a registration certificate for a reference drug to re-register, the maximum selling prices for drugs included in the list of vital and essential drugs. It also provides for an automatic re-registration of maximum selling prices for generics and biosimilar based on step-down coefficient.

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

Calculation of the maximum sale price for medicines included in the EDL list is determined by the Government of the Russian Federation taking into account a variety of economic and/or social criteria. The updated EDL lists for 2020, approved by the Decree of the Government No. 2406-p dated October 12, 2019, became effective from January 1, 2020. These lists include the list of drugs for provision to specific groups of citizens, medicines prescribed by a decision of a medical commission of medical organizations, medical supplies from the 7 Nosologies program list (which covers expensive treatments for patients with certain severe chronic diseases), as well as the minimum range of medicines required for medical aid.

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

Russia is a member of a common market for medicines within the Eurasian Economic Union

The Eurasian Economic Union (“EEU”) was established in January 2015 with the aim of creating a shared economic space for its members. EEU rules for the circulation of medicines have been in effect since 2017. In 2018, the information base of the pharmaceutical market of the Union was created. In 2019, the EEU began re-registering medicines under the EEU rules, which allow manufacturers in EEU countries to re-register medicines under common procedures and reduce costs.

More than three dozen medicines and medical devices have already been registered under the EEU's rules, and more than 200 applications for registration are in process. Work is being actively carried out to inspect pharmaceutical production facilities for compliance with the rules of good manufacturing practice (GMP) of the EEU, and about 20 certificates have already been issued. This year the first part of the first volume of the Union Pharmacopoeia is releasing.

In 2020-2022, the Eurasian Economic Commission plans to update a number of documents of the Union on good practices in the field of circulation of medicines (GMP, GVP, and GCP), rules for registration of medicines, and requirements for inspection of pharmaceutical production. It is also continuing to develop new recommendations on certain aspects of treatment, such as clinical research, biostatistics, and peculiarities of production of certain types of drugs.

Monitoring System of Movement of Medicines from the Producer to the Final Consumer

The Ministry of Health in Russia has proposed a full serialization system to track and trace the passage of pharmaceuticals through the entire supply chain, from the manufacturers to the end users. The proposed federal repository and tracking system would provide the manufacturers, supply chain and end users of pharmaceuticals many functionalities. Listed below are some of the functions that would be available in addition to the usual authentication and track and trace services:

•	the system would provide price controls on products designated as vital and essential medicines;

•	consumers would be able to compare the price of the drug to its official price limit, find which pharmacies do have the drug available, and get the product information;

•	manufacturers would be able to get real time data on the logistics and storage of their products in the market;

•	pharmacists could get information related to the price, and monitor expiration dates;

•	health care institutions would be able to track registration and prices; and

•	federal agencies would have capability to monitor all medicinal products on the market to facilitate price controls as well as report on and analyze the industry.

The provisions on manufacturers’ obligations to label the package with the identification marks, to submit the data to the monitoring system as well as the terms governing liability for non-compliance will become effective starting July 1, 2020. (Art. 2, Federal Law No. 462-FZ dated December 27, 2019).

Antimonopoly compliance in Russia

On March 1, 2020, the Russian President signed the bill setting forth the legal framework for the internal systems of antimonopoly compliance (the "Compliance Amendments"). The Compliance Amendments came into force on March 12, 2020.

The Compliance Amendments set forth the optional right of Russian companies to introduce an internal system of antimonopoly compliance which is designed to assess and prevent violations of Russian antimonopoly laws and promote internal controls for the same (the "Compliance System"). If a Compliance System is adopted by a company and properly functions, this can serve as a mitigating factor, and potentially reduce liability, in the event of an antimonopoly law violation.

A Russian company is entitled to file the Compliance System with the Russian Federal Antimonopoly Service (the “FAS”) for prior approval. This mechanism allows minimizing risks of violation of the antimonopoly law and imposition of the respective administrative fines if the Compliance System is approved by the FAS and the company follows it in practice.

E-Commerce for Medical Products

In light of the volatile situation with COVID-19, on April 3, 2020 the President of Russia signed Decree No. 187 dated March 17, 2020 “On Retail Trade of Medicines for Medical Use” under which online retail sales of over-the-counter medicinal products (except illegal drugs, psychedelic medicines and medicines containing over 25% of ethyl alcohol) in the Russian Federation is now permitted. In the case of prescription medicines, online retail sales are now permitted in cases of urgent medical need and emergency or where there is an “occurrence of a threat of transmission of a disease constituting a danger to the public.” The online retail sales of medicines can be undertaken by any person (including medicine manufacturers and retail traders) that trades through a licensed pharmacy and has obtained the requisite government agency permission. The law does not set forth any procedures for e-commerce authorization issuance and medical product delivery, which will need to be established by subsequent government action.

North America (the United States and Canada)

During the year ended March 31, 2020, North America (the United States and Canada) accounted for 47% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA or Health Canada, as applicable, standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

Generic drugs may be manufactured and marketed only if relevant patents on their brand name equivalents and any additional government-mandated market exclusivity periods have expired, been challenged and invalidated, or otherwise validly circumvented. Generic pharmaceutical companies sometimes conduct “at-risk launches”, in which the product is launched prior to resolution of a patent challenge.

Generic pharmaceutical sales increased significantly in the last decade, primarily due to an increased awareness and acceptance among consumers, physicians and pharmacists that generic drugs are the equivalent of brand name drugs, and have resulted in substantial cost savings to U.S. healthcare and further due to support by governments through passage of legislation permitting generic drug alternatives.

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

Key acquisitions in North America:

During the year ended March 31, 2017, we acquired from Teva and an affiliate of Allergan plc a portfolio of eight ANDAs for our North American Generics business. The transaction, valued at U.S.$350 million, represents the largest assets acquisition in our history. However, certain products forming part of the said portfolio were impaired during the year ended March 31, 2020. Refer to Note 13 of our consolidated financial statements for further details.

Through coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2020, we made 8 new ANDA filings with the U.S. FDA. As of March 31, 2020 our cumulative filings were 285, which includes 4 NDA filings under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States and 281 ANDA filings. These 281 ANDA filings include 8 ANDAs that we acquired from Teva and an affiliate of Allergan plc. As of March 31, 2020, we had 99 filings pending approval with the U.S. FDA (97 ANDAs and 2 NDAs under the 505(b)(2) route including 11 tentative approvals). Of the 97 ANDAs which are pending approval, 54 are Paragraph IV filings, and we believe that we are the first to file with respect to 30 of these filings.

We have also filed two new Investigational New Drugs (“IND”) applications, for our proposed biosimilars to rituximab and PEG-GCSF. For rituximab, Phase 1 clinical trials have been successfully completed and Phase 3 clinical trials are currently in progress under the applicable IND. For Peg-GCSF, our Partner Fresenius Kabi has successfully completed their clinical trials and have submitted a Biologics License Application (“BLA”) with the U.S. FDA and a Marketing Authorization Application (“MAA”) with the EMA and the respective agencies have accepted to review the same.

Our Canada business generated revenues of Rs.1,672 million during the year ended March 31, 2020. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products. As of March 31, 2020 we have filed a cumulative total of 34 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which, 27 were approved, and 7 are pending approval.

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

Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but expanded into the branded OTC segment in May 2016, developing a new channel for our growth. This division has successfully launched over 10 products. OTC products include store brand generic equivalents of products that originally have prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our entry into the OTC branded division in May 2016 was through the acquisition from Ducere Pharma of the rights to six OTC brand products, including Doan’s, Bufferin and Nupercainal. Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers, distributors, and GPOs. We launched 4 new products in the market during the year ended March 31, 2020, including some behind-the-counter OTC products such as guaifenasin pseudoephedrine and fexofenadine pseudoephedrine combinations.

The year ended March 31, 2020 also marked another important milestone for our OTC business, with the launch of our OTC portfolio in the e-commerce segment through the initiation of business with Amazon under the brand name HealthcareAisle. We feel very optimistic about significantly growing this segment with evolving consumer trends in the U.S. moving towards higher share of e-commerce. Additionally, we continue to strengthen our presence in the smoking cessation space with our Habitrol® business. We secured approval for nicotine lozenges (mint and original) towards the end of FY 2020.

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

In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva, Mylan Inc., Sandoz (a division of Novartis Pharma A.G.), Endo International plc (including its subsidiaries Endo Pharmaceuticals Inc. and Par Pharmaceutical Inc.), Sun Pharmaceuticals Limited, Lupin Limited, Aurobindo Pharma Limited, Fresenius Kabi, Sagent Pharmaceuticals, Amneal Pharmaceuticals, Inc, Zydus Cadila Healthcare and Hikma Pharmaceuticals.

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

The U.S. market for OTC pharmaceutical products is highly competitive. Competition is based on a variety of factors, including price, quality, product mix, customer service, marketing support, and the reliability and flexibility of the supply chain for products. Our competition in store brand and innovator branded products in the United States consists of several publicly traded and privately owned companies, including large brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with companies, such as Perrigo, Apotex,PLD Aurobindo and Sun Pharma that sell store brand OTC products. In the branded market, we compete directly with companies, such as Bayer and Pfizer, which sell branded OTC products.

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

On October 23, 2019, the DEA launched the Suspicious Orders Report System (“SORS”) Online, a new centralized database required by the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act (the “SUPPORT Act”). The SUPPORT Act requires that all DEA registrants that distribute controlled substances report suspicious orders to the DEA. Therefore, the SORS Online system should only be used by DEA registrants that distribute controlled substances to other DEA registrants.

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

In addition, under the FDARA, a drug is eligible for designation as a “Competitive Generic Therapy” (or “CGT”) if the U.S. FDA determines that there is inadequate generic competition i.e., with respect to a drug, there is not more than one approved drug on the list of drugs described in section 505(j)(7)(A) (not including drugs on the discontinued section of such list) that is (a) the reference listed drug; or (b) a generic drug with the same reference listed drug as the drug for which designation as a competitive generic therapy is sought. A draft guidance on Competitive Generic Therapy was published on February 2019 which provides more clarity on eligibility for and forfeiture and relinquishment of CGT exclusivity. Final guidance was issued by the U.S. FDA in March 2020. This final guidance provides a description of the process that applicants should follow to request designation of a drug as a CGT and the criteria for designating a drug as a CGT. It also includes information on the actions the U.S. FDA may take to expedite the development and review of ANDAs for drugs designated as CGTs. Finally, it provides information on how the U.S. FDA implements the statutory provision for a 180-day exclusivity period for certain first approved applicants that submit ANDAs for CGTs.

As part of GDUFA II, in order to accelerate access to generic version of complex products, GDUFA II pre-ANDA program product development meetings can be initiated by the U.S. FDA for an ongoing ANDA development program for complex products. These meetings will encourage applicants for product development meetings, pre-submission meetings and mid-review cycle meetings to clarify regulatory expectations early in product development. Furthermore, in November 2017, the Manual of Policy and Procedures (“MAPP”) 5240.3, “Review Order of Original ANDAs, Amendments, and Supplements” was revised to MAPP 5240.3 Rev 4, and on January 30,2020 to MAPP 5240.3 Rev 5 “Prioritization of the Review of Original ANDAs, Amendments and Supplements” under which a priority review may be granted by the U.S. FDA if an original ANDA, amendment, or supplement meets one of the prioritization factors set forth in the MAPP, and may receive either a shorter goal date or an expedited review, as defined in the MAPP.

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

On February 1, 2016, the Centers for Medicare & Medicaid Services (“CMS”) published in the Federal Register a Final Regulation with comment period to implement the Medicaid Drug Rebate Program. The Final Regulation was to clarify ambiguities in the ACA amendments. The key provisions covered under the Final Regulation included, without limitation, the following: (i) the adoption of a final definition of “retail community pharmacy” (“RCP”), (ii) the adoption of a rule permitting inhalation, infusion, instilled, implanted, or injectable drugs (“5i drugs”) to be deemed not to be “generally dispensed” through a RCP, and thus excluded from the calculation of their AMP, if 70% or more of its sales were to entities other than RCPs or wholesalers for drugs distributed to RCPs (the prior threshold was 90%), (iii) the inclusion of authorized generics in calculations of AMP and best price, (iv) narrowing the regulatory definition for “best price”, (v) requiring additional Medicaid rebate payments for generic drugs, effective as of April 1, 2017, and (vi) clarification of the definition of “bona fide service fees” based on a four part test. We are still awaiting guidance from CMS on a delay in the participation of the U.S. territories in the Medicaid Drug Rebate Program until April 1, 2020 an aspect of the rule that was deferred for later implementation. We will evaluate the financial impact of this when it becomes effective.

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

Further, the Tax Cuts and Jobs Act enacted in December 2017 effectively repealed the PPACA’s individual mandate by removing the penalties imposed for failure to purchase healthcare insurance. As a result of this change, in December 2018, a U.S. federal district court ruled that the PPACA is unconstitutional. An appellate review of this decision by the Fifth Circuit Court of Appeals in December 2019 held that the individual mandate under the PPACA was unconstitutional, and remanded the case back to the Texas federal judge to conduct a re-evaluation of the entire PPACA to determine which provisions, if any, could survive without the individual mandate provision. The case was appealed to the U.S. Supreme Court in January 2020. The high court agreed to review the Fifth Circuit Court’s decision on the unconstitutionality of the individual mandate and to review the constitutional status of the Affordable Care Act as a whole, but refused to hear the case on an expedited basis and a decision is expected sometime in 2021. The law remains in place pending final resolution. We cannot predict the outcome of litigation regarding the constitutionality of the PPACA or the form any replacement of the PPACA may take, if any, although it may have the impact of reducing the number of insured as well as coverage for pharmaceutical products. Included in the many parts of the PPACA that could potentially be affected by the continued litigation is the Biologics Price Competition and Incentives Act. We cannot predict the ultimate effect of the reform on our business, and additional policy changes disruptive to the PPACA exchange markets could arise.

The Bipartisan Budget Act of 2018 amended the PPACA, effective January 1, 2019, to close the coverage gap (commonly referred to as the “donut hole”) in most Medicare drug plans, and also increased in 2019 the percentage by which a drug manufacturer must discount the negotiated price of branded prescription drugs dispensed to Medicare Part D patients in the coverage gap from 50% to 70%.

The Continuing Appropriations Act of 2020 and the Health Extenders Act of 2019 became effective, amending the Medicaid Drug Rebate Statute in two key ways: (i) by requiring manufacturers to exclude (rather than include) the prices paid by wholesalers to manufacturers for authorized generic drugs from the calculation of the “average manufacturers’ price” for the branded drug and (ii) by deleting references to “manufacturers” from the definition of wholesaler.

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

Biologics Pathway

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products. Under the BPCIA, a biosimilar must be highly similar with no clinically meaningful differences compared to the reference medicine. Approval of a biosimilar in the United States requires the submission of a BLA to the U.S. FDA, including an assessment of immunogenicity, and pharmacokinetics or pharmacodynamics. The BLA for a biosimilar can be submitted as soon as four years after the initial approval of the reference biologic, but can only be approved 12 years after the initial approval of the reference biologic.

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

Blueprint to Lower Drug Prices

In May 2018, U.S. President Trump released “American Patients First: The Trump Administration Blueprint to Lower Drug Prices and Reduce Out-of-Pocket Costs,” which outlines actions that his administration proposes to take to lower prescription drug prices, including certain actions that can be taken immediately by the U.S. Department of Health and Human Services (“HHS”) and issues on which HHS will solicit public feedback before determining any additional reform proposals. This blueprint seeks to increase competition, improve negotiation, and incentivize lower list prices and lower out-of-pocket costs.

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

State Efforts to Lower Drug Prices

A number of states have passed legislation intended to impact pricing or requiring price transparency reporting, including California, Colorado, Connecticut, Louisiana, Maine, Maryland, Nevada, Oregon, Texas, Vermont, and Washington. While the disclosure requirements vary by state, these laws typically require manufacturers to report certain product price information or other financial data to the state, and, in some cases, provide advance notification of price increases. It is expected that states will continue their focus on pharmaceutical price transparency and that this focus will continue to exert pressure on product pricing.

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

Other matters

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the United States, received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. We responded to all of the Texas AG’s requests to date, and we understand that the investigation is continuing.

Subpoena duces tecum from the Office of the Attorney General, California

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

Subpoenas from the Division of the U.S. Department of Justice (“DOJ”) and the office of the Attorney General for the State of Connecticut

On July 6, 2016 and August 7, 2016, Dr. Reddy’s Laboratories, Inc. received subpoenas from the Anti-trust Division of the DOJ and the office of the Attorney General for the State of Connecticut, respectively, seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. On May 15, 2018, another subpoena was served on Dr. Reddy’s Laboratories, Inc. by the False Claims Division of the DOJ seeking similar information. We have been cooperating, and intend to continue to fully cooperate, with these inquiries.

State Attorneys General Civil Actions and Multi-District Litigation in the United States

The following cases against our U.S. subsidiary, Dr. Reddy’s Laboratories, Inc., have been filed and are pending and consolidated in In re Generic Pharmaceutical Pricing Antitrust Litigation, MDL 2724, 14-MD-2724 (Eastern District of Pennsylvania), which is a multidistrict litigation (“MDL”) in the Eastern District of Pennsylvania (“MDL-2724”):

On October 30, 2017, the Attorneys General of forty-nine U.S. States, the Commonwealth of Puerto Rico and the District of Columbia, filed an Amended Complaint in the United States District Court for the Eastern District of Pennsylvania, against eighteen generic pharmaceutical companies (including our U.S. subsidiary) with respect to fifteen generic drugs, alleging that our U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the fifteen named drugs. Our U.S. subsidiary is specifically named as a defendant with respect to two generic drugs (meprobamate and zoledronic acid), and is named as an alleged co-conspirator on an alleged “overarching conspiracy” with respect to the other thirteen generic drugs named. The Amended Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer protection and antitrust laws of each of the jurisdictions that are plaintiffs.

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

For additional information on the MDL-2724, see Note 32 of our consolidated financial statements.

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

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2020, we had filed a total of 40 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which 27 were approved, 7 are pending approval, and 6 were withdrawn or rejected.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2020 were Rs.11,707 million, which accounted for 8% of our Global Generics segment’s sales. Our principal markets in Europe are Germany and the United Kingdom. We have also established our presence in other markets, including Italy, France and Spain.

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

New European pharmacovigilance legislation (Regulation (EU) No 1235/2010 and Directive 2010/84/EU) was enacted in July 2012. These new requirements have not yet been fully implemented. Implementation of the final stages will increase our administrative burdens and therefore our costs. In 2015, the European Commission introduced pharmacovigilance service fees that our industry pays for the simplification and maintenance of the European pharmacovigilance system, as well as fees for the assessment of aggregate safety reports and protocols and study reports mandated following a safety referral. The service fees payable for these reports are unpredictable, as the Pharmacovigilance Risk Assessment Committee (“PRAC”) of the European Medicine Agency (“EMA”) can initiate a safety referral for any medicine or class of medicines with a significant new safety concern at any time. The costs of such a referral and the consequent costs of any recommendation, such as restrictions on use, cannot be predicted.

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

Manufacturers shall be required to put a unique identifier code, in human readable form and in an encrypted two-dimensional matrix, on all secondary packages and shall also be required to include an ”anti-tampering device” safety feature on packages to enable the verification of whether the packaging of a medicinal product has been tampered with. Marketing authorization holders shall upload the serial numbers, along with other product information, to an “EU Hub” operated by the European Medicines Verification Organisation (“EMVO”). End users (e.g., pharmacies and wholesalers) shall be required to verify and decommission the identifier code before handing over the package to the patient. We have invested significantly in machinery, technology and know-how, and are cooperating with relevant international partners, to ensure our timely readiness for implementation without impacting the supply of our products.

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

In the event of a no-deal or “hard” Brexit, full access to the pharmacovigilance activities of the EU and the EMA will not available to U.K. MAHs post Brexit, As part of its Brexit planning, the U.K. MHRA is preparing to introduce parallel processes in the U.K. which are expected to result in increased costs to the MAHs.

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

Following the Brexit vote, the EU moved the headquarters of the EMA from the U.K. to the Netherlands in March 2019. This has impaired the work of the EMA, and is expected to mean that further development and enhancement of European pharmaceutical legislation will be put on hold until the EMA is fully established in its new home.

In the European Union, the term of certain pharmaceutical patents may be extended by up to five years (subject to further patent term extension under certain conditions) through a Supplementary Patent Certificate (“SPC”). The purpose of this extension is to compensate for the patent term lost during regulatory review processes. Effective July 2019, the European Union’s new SPC Manufacturing Waiver Regulation exempts businesses which satisfy its conditions from infringement of a pharmaceutical product protected by a SPC. The exemption covers the manufacture of a product for either the purpose of exporting it to countries outside the European Union, or the purpose stockpiling inventory of such product for up to six months for launch in the European Union upon SPC expiration.

“Rest of the World” markets of our Global Generics segment

We refer to all markets of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and Romania and India as our “Rest of the World” markets. Our significant Rest of the World markets include China, South Africa, Australia, Brazil, Colombia and Myanmar.

We started our operations in China in the year 2000, by setting up a Joint Venture in the city of Kunshan, Jiangsu Province. Over the past several years, our Joint Venture called Kunshan Rotam Reddy Pharmaceuticals Company Limited (“KRRP”) has commercialized several products. Some of these products are manufactured by KRRP at its manufacturing plant in Kunshan while some others are imported in bulk packs, repackaged and sold in China. In the last year, we have started manufacturing capacity expansion at the Kunshan facility.

Over the last few years, we have also increased our operations with respect to the filing of dossiers and obtaining new product registrations in China. Upon successful registration and approval by the China regulatory authorities, we intend to launch these products in the coming years.

Further, one of our products Olanzapine, which we had commercialized in China through a distribution and supply agreement with a Chinese company, was successfully listed in the national volume based procurement program in September 2019.

Our revenues from our “Rest of the World” markets were Rs.9,439 million in the year ended March 31, 2020, an increase of 13% as compared to the year ended March 31, 2019. The growth is largely attributable to increased sales volumes of our existing business and new products launched during the year ended March 31, 2020. The foregoing was partially offset by decline in revenues due to price erosion in some of our existing products.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting API into finished dosages. As of March 31, 2020, we had ten manufacturing facilities within this segment. Nine of these facilities are located in India and one in the United States (Shreveport, Louisiana). In addition, we also have one packaging facility in the United Kingdom. All of the facilities are designed in accordance with and are compliant with current cGMP requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. All of our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located.

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

In November 2015, we received a warning letter from the U.S. FDA relating to violations at our injectable oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Subsequently in February 2019, the U.S. FDA issued an EIR indicating successful closure of the audit of the oncology formulation manufacturing facility at Duvvada. Refer to Note 34 of our consolidated financial statements under “Update on the warning letter from the U.S. FDA” for further details.

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

Our PSAI segment’s revenues for the year ended March 31, 2020 were Rs.25,747 million, an increase of 7% as compared to the year ended March 31, 2019. Our PSAI segment accounted for 15% of our total revenues for the year ended March 31, 2020.

During the year ended March 31, 2020, we filed 98 Drug Master Files (“DMFs”) worldwide, of which 10 were filed in the United States, 10 were filed in Europe and 78 were filed in other countries. Cumulatively, our total active DMFs filed worldwide as of March 31, 2020 were 1033, including 210(active) DMFs filed in the United States.

We produce and market more than 130 different APIs for numerous markets. Our API business is operated independently from our Global Generics segment and, in addition to supplying API to our Global Generics segment, our PSAI segment sells API to third parties for use in manufacturing generic products, subject to any patent rights of other third parties.

We export API to more than 76 countries, and our principal overseas markets in this business segment include North America (the United States and Canada) and Europe. The research and development group within our API business contributes to our business by creating intellectual property (principally with respect to novel and non-infringing manufacturing processes and polymorphs), providing research intended to reduce the cost of production of our products and developing new products.

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

Effective June 1, 2020, the Custom Pharmaceutical Services has been integrated with Aurigene’s service business and commenced the integrated business model under Aurigene Pharmaceutical Services Limited (“APSL”). APSL is a subsidiary within our group. APSL has been formed to service the needs of Innovator customers in the areas of Medicinal Chemistry & Biology and Contract Development and Manufacturing services for clinical and commercial needs. Our aspiration is to make APSL a global leader in offering end-to-end integrated solutions across discovery, development and manufacturing.

Sales, Marketing and Distribution

Developed Markets. Our PSAI segment’s principal overseas markets are the United States and Europe. Our PSAI segment’s sales to these markets were Rs.11,704 million for the year ended March 31, 2020, and accounted for 45% of our PSAI segment’s revenues for the year ended March 31, 2020.

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

Other Key Markets. India is an important market for our PSAI segment, with total sales of Rs.3,037 million, and it accounted for 12% of the PSAI segment’s revenues in the year ended March 31, 2020. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports in several products.

Being the highest growing emerging market, China is a lucrative market to operate in. Our PSAI segment has a strong pipeline of products for the Chinese market has concentrated talent deployment in the region.

Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.11,007 million for the year ended March 31, 2020 and accounted for 43% of our PSAI segment’s revenues for the year. Our PSAI segment’s other key markets include Brazil, Mexico, China and Japan. While we work through our agents in these markets, our zonal marketing managers also interact directly with our key customers in order to service their requirements. With the aim of being closer to the customers, and in their respective time zones, our PSAI business has sales operations now in 8 markets, including India, the United States, Europe, Mexico and Brazil. And new PSAI segment operations have been added in China, Japan and Russia during the year ended March 31, 2020, with local sales and regulatory managers to cater to the local customer needs.

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

In November 2015, we received a warning letter from the U.S. FDA relating to cGMP deviations at our API manufacturing facilities at Miryalaguda, Telangana and Srikakulam, Andhra Pradesh. In June 2017, the U.S. FDA issued an EIR which indicated that the inspection of our API manufacturing facility at Miryalaguda was successfully closed. In May 2020, we received an EIR from the U.S. FDA, for our API manufacturing facility at Srikakulam, indicating closure of the audit and classifying the inspection of this facility as VAI. Refer to Note 34 of our consolidated financial statements under “Update on the warning letter from the U.S. FDA” for further details.

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

For our contract research services, we have well-resourced synthetic organic chemistry laboratories, analytical laboratories and kilo laboratories at our technology development center at Miyapur in Hyderabad, India. Our chemists and process engineers are experts in the development and manufacturing of products, from the pre-clinical stage to commercialization. To complete the full value chain in development services, we also provide formulation development services. We have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. Larger quantities of APIs can be manufactured from our API plants in India, the United Kingdom and Mexico. We also offer end to end project management support for effective deliveries.

Our contract research and manufacturing business is uniquely positioned in the market where it utilizes assets (both in terms of physical assets and technical know-how) of a vertically integrated pharmaceutical company and combines this with the service model which we have built over the years.

Raw Materials

Raw material expense forms the largest portion of our cost of revenues. Raw materials consist of fine chemicals, bulk chemicals, solvents, catalysts, and basic and advanced intermediates. The prices of these raw materials generally fluctuate in line with commodity cycles, demand supply situations and changes to government policies. We evaluate and manage our commodity price risk exposure through periodical supply contracts as well as agile and responsive sourcing procedures

Competition

The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Divis Laboratories Limited, Aurobindo Pharma Limited, Cipla Limited, Mylan Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based or operating in India. In addition, we experience competition from European and Chinese manufacturers, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.

With respect to our custom pharmaceuticals business, we believe that contract research and manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited and Piramal Enterprises Ltd. Key competitors from outside India include Lonza Group, AMRI Inc., Patheon Inc., Catalent Inc., Cambrex Inc., and WuXi PharmaTech. We distinguish ourselves from Indian competitors by offering a wider range of services spanning the entire pharmaceutical value chain. The inspection of our CPS facility in Hyderabad, India was completed by the U.S. FDA on September 21, 2017 with zero observations, and the U.S. FDA issued an EIR in December 2017. This facility also follows rigorous Safety and Information Security practices and is certified against ISO 27001:2013 standards for information security.

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

Proprietary Products Segment

Our Proprietary Products segment focuses on the research, development, and commercialization of differentiated formulations by building a strong pipeline of high value, globally relevant products in therapeutic areas of high unmet need and commercializing these pipeline products through partnerships to maximize value.

Our efforts primarily focus on repurposing or improving the clinical properties of already approved and well-characterized APIs for application in the targeted disease areas. We achieve this by utilizing internal resources as well as efficiently collaborating with leading technology and platform based companies and service providers, tapping into their expertise areas across different phases of the development process. We continue to progress towards building a diversified portfolio with a sustainable mix of branded proprietary formulations generated through research and development with significantly reduced fixed costs.

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

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2020, we employed a total of 65 scientists, including 14 scientists who hold Ph.D. degrees and four with a M.D. degree.

Pipeline Status

As of March 31, 2020, we have four late stage projects at various stages of development, ranging from products that have completed Phase 2 clinical trials to products that are undergoing investigation for U.S. FDA approval. In addition, we have multiple other programs in the early stages of development (i.e., exploratory stage through Phase 2) in our pipeline.

The details of our late stage assets and the products for which an NDA has been filed and pending U.S FDA approval are as follows:

Compound	DFD-11 (Xeglyze™)	PPC-06 (Tepilamide Fumarate)
Therapeutic Area	Pediatrics	Dermatology
Indication	Treatment of head lice in patients 6 months of age or older.	Treatment of plaque psoriasis in patients 18 years of age or older.
Significant developments during the period	Under review with the U.S. FDA.	Phase 2b study completed.
Significant patents associated with the compound	Three patents were granted in the U.S.A., with estimated expiration in 2026 and one notice of allowance was received that will expire in 2034. Patents were also granted in Australia, Canada, India, and New Zealand. Some other patent applications are pending in certain countries, including the U.S.A.

A total of ten patents were granted, with estimated expiration of the last of such patents in 2035 in the U.S.A. In addition, one notice of allowance has been received.

Patents were also granted in multiple other countries such as Australia, China, Europe, Japan and Russia, with estimated expiration in 2029. There are also other patent applications pending in the U.S.A. and some other countries.

Current status/ expected NDA filing*	NDA was submitted in September 2015 and we received a complete response letter (“CRL”) from the U.S. FDA in August 2016. The Prescription Drug User Fee Act (“PDUFA”) date is August 12, 2020.	Phase 2b studies have been concluded and finalization of the clinical study report is ongoing.

[Continued from prior table, first column repeated]

Compound	E7777	DFD-29 (Low dose minocycline)
Therapeutic Area	Hematology-Oncology	Dermatology
Indication	Treatment of Cutaneous T Cell Lymphoma.	Treatment of Papulopustular rosacea.
Significant developments during the period	Approval enabling studies ongoing and nearing completion.	Successful completion of Phase 2
Significant patents associated with the compound	None.	Two patent applications have been filed with the USPTO and one PCT application filed.*
Current status/ expected NDA filing**	Approval enabling study is ongoing. Submission of a biologics license application to the U.S. FDA is planned in 2021.	Estimated NDA filing is May 2022

*	“USPTO” means the United States Patent and Trademark Office. “PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

**	The timelines for expected filing may change due to various factors, including outcome of Phase 3 studies, completion of Integrated Summary of Safety/Integrated Summary of Effectiveness (“ISS/ISE”), outcome of stability data and internal reprioritization of portfolio.

Details regarding certain of other late stage pipeline assets are as follows:

•	DFD-03 (Tazarotene Lotion): During the year ended March 31, 2020, review of the Phase 3 data indicated that the studies were unsuccessful and do not support the filing of the NDA, which has been withdrawn.

•	DFN-15 (Celecoxib Oral Solution): U.S. FDA approval was received on May 5, 2020.

Patents. Our Proprietary Products segment has created a strong patent portfolio, with 132 grants by the USPTO with a validity of 10+ years. Following is the patent applications filed/granted status as of March 31, 2020:

Category	USPTO(1) (# Filed)	USPTO(1) (# Granted)	PCT(2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	47	27	35	26	3
Anti-ulcerant	1	1	-	1	-
Miscellaneous	27	25	4	29	11
Differentiated formulations	66	44	27	64	5
Total	252	132	152	304	83

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

Government regulations

Virtually all pharmaceutical and biologics products that we or our collaborative partners develop will require regulatory approval by governmental agencies prior to commercialization. The nature and extent to which these regulations apply varies depending on the nature of the products and also vary from country to country. In particular, human pharmaceutical products are subject to rigorous nonclinical and clinical testing and other approval procedures by the relevant regulatory agency. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country

In order to market a drug in the United States, we or our partners are subject to regulatory requirements governing human clinical trials, marketing approval and post-marketing activities for pharmaceutical products and biologics. Various federal, and in some cases state, statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record-keeping and marketing of these products. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations is time consuming and requires substantial resources, and the approval outcome is uncertain.

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

Commercialization

In January and February 2016, we received U.S. FDA approval of our New Drug Applications (each, a “NDA”) for two products – our dermatology product SERNIVO® and our neurology product ZEMBRACE®. Both products were launched in the U.S. market during the year ended March 31, 2017. In May and November 2017, we received U.S. FDA approval for two dermatology products – DFD-10 (minocycline hydrochloride) and DFD-06, Impoyz® our brand of clobetasol propionate cream. Furthermore, in January 2019, we received U.S. FDA approval for TOSYMRA®, our brand of sumatriptan intranasal spray (DFN-02).

In August 2017, we sold the future development, manufacturing and commercialization rights for DFD-06, a topical high potency steroid, to Encore Dermatology Inc. During the three months ended September 30, 2018, we sold our rights for Cloderm® (clocortolone pivalate) Cream 0.1% and its authorized generic to EPI Health, LLC, an affiliate of EPI Group, LLC.

In March 2019 we sold to Encore Dermatology Inc. our rights for SERNIVO® (betamethasone dipropionate) Spray 0.05% and assigned them our rights to market and distribute PROMISEB® topical cream and TRIANEX® 0.05% (triamcinolone acetonide ointment, USP) in the United States.

In June 2019, we sold to Upsher-Smith Laboratories, LLC, our U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”).

4.C. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. Refer to Note 42 of our consolidated financial statements for a list of our subsidiaries and joint ventures.

4.D. Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:

Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
	Within India
1	API Hyderabad Plant 1, Telangana, India	645,995	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	781,379	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
5	API Srikakulam Plant, Andhra Pradesh, India	4,027,688	Global Generics and PSAI
6	API Srikakulam Plant (SEZ), Andhra Pradesh, India	9,917,739	Global Generics and PSAI
7	Technology Development Centre Hyderabad 1, Telangana, India	113,256	Global Generics and PSAI
8	Technology Development Centre Hyderabad 2, Telangana, India	68,825	Global Generics and PSAI
9	Integrated Product Development Center (Pilot Plant), Telangana, India(1)	271,379	Global Generics
10	Formulations Hyderabad Plant 2, Telangana, India	3,207,826	Global Generics
11	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
12	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
13	Biologics Hyderabad, Telangana, India	1,242,767	Global Generics
14	Formulations Hyderabad Plant 3, Telangana, India	1,539,089	Global Generics
15	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
16	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	334,105	Global Generics
17	Formulations Srikakulam Plant 11, Andhra Pradesh, India	740,520	Global Generics
18	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,206	Global Generics
19	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	544,322	Global Generics
20	Aurigene Discovery Technologies Limited, Hyderabad, Telangana, India	187,308	Others
21	Aurigene Discovery Technologies Limited, Bengaluru, Karnataka, India	689,216	Others
22	Integrated Product Development Center, Bengaluru, India	29,500	Global Generics
23	Integrated Product Development Center, Telangana, India	103,350	Global Generics, PSAI and Proprietary
	Outside India
24	API Cuernavaca Plant, Mexico	2,361,840	Global Generics and PSAI
25	API Mirfield Plant, United Kingdom	1,785,960	Global Generics and PSAI
26	API Middleburgh Plant, New York, United States	292,000	Global Generics
27	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI

(1)	During the year ended March 31, 2020, the Formulation Hyderabad Plant 1 which was used for commercial manufacturing of the product is now converted into Integrated Product Development Center.

Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
28	Technology Development Centre, Leiden, the Netherlands	56,500	Global Generics and PSAI
29	Formulations Beverley Plant, East Yorkshire, United Kingdom	81,000	Global Generics
30	Formulations Shreveport Plant, Louisiana, United States	2,349,251	Global Generics
31	Aurigene Discovery Technologies, Malaysia	5,672	Others

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

Global Generics

During the year ended March 31, 2019, we expanded our biosimilars facility in Hyderabad, Telangana, India to meet growing demand in emerging markets. We also established a new injectable products manufacturing facility, “Formulations Srikakulam Plant 11”, located at Srikakulam, Andhra Pradesh, India. This facility helps us meet the increasing demand for such injectable products in some of our key markets.

During the year ended March 31, 2019, we obtained approvals from the U.S. FDA for products to be manufactured from a recently commissioned oral solid dosage form facility, “Formulations Srikakulam Plant 2 (SEZ)”, in a special economic zone located in Srikakulam, Andhra Pradesh, India. This plant, which began commercial operations from April 2019, manufactures products of our Global Generics segment.

Material plans to construct, expand and improve facilities

As of March 31, 2020, we had capital work-in-progress of Rs.4,521 million and capital commitments of Rs.4,888 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India, the United States and Mexico. Our current capital work-in-progress and capital commitments primarily consist of projects to enhance the capacity of our formulations and API manufacturing facilities at Visakhapatnam. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and other investments. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2021 and March 31, 2022.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are an integrated global pharmaceutical company committed to accelerating access to affordable and innovative medicines. We derive our revenues from the sale of finished dosage forms, active pharmaceutical ingredients and intermediates, development and manufacturing services provided to innovator pharmaceutical and biotechnology companies, and license fees from marketing authorizations for our products.

The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. Our Co-Chairman and Managing Director is the CODM of our company.

Our reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients;
•	Proprietary Products; and
•	Others.

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

Proprietary Products. This segment consists of our business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others. This segment consists of the operations of our wholly-owned subsidiary, Aurigene Discovery Technologies Limited (“ADTL”), a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations.

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

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments are as below:

•	Measurement of recoverable amounts of cash-generating units;
•	Measurement of transaction price in a revenue transaction (Sales returns, rebates and chargeback provisions);
•	Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax position; and
•	Contingencies

New accounting standards adopted by the Company

IFRS 16, “Leases”

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. IFRS 16 replaces the existing standard on leases (i.e., IAS 17, “Leases”) effective for accounting periods beginning on or after January 1, 2019. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained.

Impact of the implementation of IFRS 16 on the Company:

We adopted IFRS 16 effective as of April 1, 2019. IFRS 16, “Leases” changed our financial statements as the majority of leases for which we were lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognized on the statements of financial position. The lease liability reflects the net present value of the remaining lease payments adjusted for payments made before the commencement date, lease incentives and other items related to the lease agreement, and the right-of-use asset corresponds to the lease liability.

Upon adoption of the new standard, a portion of the annual operating lease costs, which was previously fully recognized as a functional expense, is recorded as interest expense. In addition, the portion of the lease payments which represents the reduction of the lease liability is recognized in the statements of cash flows as an outflow from financing activities, which was previously fully recognized as an outflow from operating activities.

In implementing the new standard on April 1, 2019, we applied the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, adjusted by the amount of the prepaid or accrued lease payments relating to those leases recognized in the statements of financial position immediately before the date of initial application, and will not restate prior years.

We elected to use the transition practical expedient that allows the standard to be applied only to contracts previously identified under IAS 17, “Leases” and the contracts assessed using the guidance available under IFRIC 4, “Determining Whether an Arrangement Contains a Lease”.

We also elected to use the recognition exemption for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”) and lease contracts for which the underlying asset is of low value (“low value assets”).

On April 1, 2019, we recognized lease liabilities of Rs.1,335 million (presented as part of borrowings) and right-of-use assets of Rs.1,153 million, after adjustments of Rs.182 million towards lease incentives and other items related to the lease agreement as at March 31, 2019 (presented as part of Property, plant and equipment).

Consequently, we have recognized an amount of Rs.491 million in depreciation expense and Rs.230 million in finance costs for the year ended March 31, 2020.

Adoption of the new standard had no impact upon leases for which we were lessor.

IFRIC 23, “Uncertainty over Income Tax Treatments”

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, “Uncertainty over Income Tax Treatments”, which clarifies how the recognition and measurement requirements of IAS 12, “Income Taxes”, are applied where there is uncertainty over income tax treatments.

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

We applied the interpretation effective April 1, 2019 using the modified retrospective approach. The adoption of IFRIC 23 did not have any material impact on our consolidated financial statements.

Accounting policy relating to Revenue from contract with customers

Our revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. We have generally concluded that we are the principal in our revenue arrangements.

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

Revenue from the sale of goods is measured at the transaction price, which is the consideration received or receivable, net of returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.

In arriving at the transaction price, we consider the terms of the contract with the customer and our customary business practices. The transaction price is the amount of consideration we are entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates. Any amount of variable consideration is recognized as revenue only to the extent that it is highly probable that a significant reversal will not occur. We estimate the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to our sales of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Upon delivery of products to distributors by our clearing and forwarding agents. Control over the generic products is transferred by us when the goods are delivered to distributors from clearing and forwarding agents.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers (generally formulation manufacturers) from our factories.
Export sales and other sales outside of India	Upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.

Profit share revenues

From time to time, we enter into marketing arrangements with certain business partners for the sale of our products in certain markets. Under such arrangements, we sell our products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and are also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner’s ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, we update the estimated transaction price (including updating our assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Our revenues also include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license, and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement.

In cases where the transaction has two or more components, we account for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue upon delivery of that component, provided that we can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the balance period in which we have pending performance obligations.

Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues either upon achievement of such milestones or over the performance period, depending on the terms of the contract. If milestone payments are creditable against future royalty payments, then the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

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

•	Chargebacks: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our book closure process, a chargeback validation is performed in which we track and reconcile the volume of inventory sold for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 95% of the total value of chargebacks outstanding at every year end reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

•	Shelf Stock Adjustments: Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by us, and are accrued when the prices of certain products decline as a result of increased competition or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

•	Rebates: Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

•	Refund Liability: We account for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on our estimate of expected sales returns. We deal in various products. Accordingly, our estimate of sales returns is determined primarily by our historical experience. With respect to established products, we determine an estimate of sales returns provision primarily based on historical experience of such sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all of these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors. We have not yet introduced products in a new therapeutic category where the sales returns experience of such products by us or our competitors (as we understand based on industry publications) is not known. The amount of sales returns for our newly launched products have not historically differed significantly from sales returns experience of the then current products marketed by us or our competitors (as we understand based on industry publications). Accordingly, we do not expect sales returns for new products to be significantly different from expected sales returns of current products. We evaluate sales returns of all our products at the end of each reporting period and record necessary adjustments, if any.

•	Medicaid: We estimate the portion of our sales that may get dispensed to customers covered under Medicaid programs based on the proportion of units sold in the previous two quarters for which a Medicaid claim could be received as compared to the total number of units sold in the previous two quarters. The proportion is based on an analysis of the actual Medicaid claims received for the preceding four quarters. In addition, we also apply the same percentage on the derived estimated inventory sold and delivered by us to our wholesalers and other direct customers to arrive at the potential volume of products on which a Medicaid claim could be received. We use this approach because we believe that it corresponds to the approximate six month time period it takes for us to receive claims from the various Medicaid programs. After estimating the number of units on which a Medicaid claim is to be paid, we use the latest available Medicaid reimbursement rate per unit to calculate the Medicaid accrual. In the case of new products, accruals are done based on specific inputs from our marketing team or data from the publications of IQVIA.

•	Cash Discounts: We offer cash discounts to our customers, generally at 2% of the gross sales price, as an incentive for paying within invoice terms, which generally range from 30 to 95 days. Accruals for such cash discounts do not involve any significant variables, and the estimates are based on the gross sales price and agreed cash discount percentage at the time of invoicing.

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 77% of such “gross-to-net” adjustments for our North America Generics business for the year ended March 31, 2020. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

a)	Estimated inventory—Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents an immaterial variation. Therefore, we believe that our estimation process in regard to this variable is reasonable.

b)	Unit pricing rate—At any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1 to 1.3 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2019, 2018 and 2017, respectively, and ended March 31, 2020, 2019 and 2018, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). The impact on net sales on account of such price variation may not be significant.

A roll-forward for each major accrual for our North America Generics business is presented below for our fiscal years ended March 31, 2018, 2019 and 2020:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability
	(All values in U.S.$ millions)
Beginning Balance: April 1, 2017	191	186	13	36
Current provisions relating to sales during the year (1)	1,750	630	18	22
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,771)	(655)	(19)	(30)
Ending Balance: March 31, 2018	170	161	12	28

Beginning Balance: April 1, 2018	170	161	12	28
Current provisions relating to sales during the year (2)	1,415	461	18	29
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,457)	(530)	(19)	(27)
Ending Balance: March 31, 2019	128	92	11	30

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability
	(All values in U.S.$ millions)
Beginning Balance: April 1, 2019	128	92	11	30
Current provisions relating to sales during the year (3)	1,468	319	20	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,440)	(331)	(20)	(27)
Ending Balance: March 31, 2020	156	80	11	24

*	Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.3 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, we do not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or refund liability.

(1)	Chargebacks and rebates provisions for the year ended March 31, 2018 and payments for the year ended March 31, 2018 were each lower as compared to the year ended March 31, 2017, primarily as a result of lower pricing rates per unit for chargebacks, due to a reduction in the invoice price to wholesalers for certain of our products, and due to certain product mix changes.

(2)	Chargebacks and rebates provisions for the year ended March 31, 2019 and payments for the year ended March 31, 2019 were each lower as compared to the year ended March 31, 2018, primarily as a result of lower pricing rates per unit for chargebacks, due to a reduction in the invoice price to wholesalers for certain of our products.

(3)	Chargebacks provisions for the year ended March 31, 2020 were higher compared to the year ended March 31, 2019, primarily as a result of higher sales volumes, which were partially off-set due to a lower pricing rates per unit for chargebacks. Such lower pricing rates were primarily on account of a reduction in the invoice price to wholesalers for certain of our products. The chargebacks payments for the year ended March 31, 2020 were lower compared to the year ended March 31, 2019, primarily as a result of higher pending chargebacks claims as at March 31, 2020 compared to March 31, 2019. The rebates provisions and payments for the year ended March 31, 2020 were each lower as compared to the year ended March 31, 2019, primarily as a result of lower pricing rates per unit for rebates, due to a reduction in the invoice price to wholesalers for certain of our products, which were partially off-set by higher sales volumes during the year ended March 31, 2020 compared to the year ended March 31, 2019.

Our overall refund liability as at March 31, 2020 relating to our North America Generics business was U.S.$24 million, as compared to a liability of U.S.$30 million as at March 31, 2019. This decrease in our liability was primarily attributable to a lower refund liability created for the year ended March 31, 2020 as compared to the year ended March 31, 2019. Such allowance change was primarily due to certain product mix changes and recent trends in actual sales returns, together with our historical experience, and also the price reduction for certain products resulting into lower refund liability to be carried.

The estimates of “gross-to-net” adjustments for our operations in India and other countries outside of the United States relate mainly to refund liability in all such operations, and certain rebates to healthcare insurance providers are specific to our German operations. The pattern of such refund liability is generally consistent with our gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by us.

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

For other details on our significant accounting policies, please refer to Note 3 of our consolidated financial statements.

5.A. Operating results

Income Statement Data

	For the year ended March 31,
	2020	2020	2019	2018
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$2,316	Rs.174,600	Rs.153,851	Rs.142,028
Cost of revenues	1,069	80,591	70,421	65,724
Gross profit	1,247	94,009	83,430	76,304
Selling, general and administrative expenses	665	50,129	48,680	46,857
Research and development expenses	204	15,410	15,607	18,265
Impairment of non-current assets	222	16,767	210	53
Other income, net	(57)	(4,290)	(1,955)	(788)
Results from operating activities	212	15,993	20,888	11,917
Finance income, net	20	1,478	1,117	2,080
Share of profit of equity accounted investees, net of tax	7	561	438	344
Profit before tax	239	18,032	22,443	14,341
Tax (expense)/benefit, net	19	1,466	(3,648)	(4,535)
Profit for the year	259	19,498	18,795	Rs.9,806

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage
	For the year ended March 31,			Increase/(Decrease)
	2020	2019	2018	2019 to 2020	2018 to 2019
Revenues	100.0%	100.0%	100.0%	13.5%	8.3%
Gross profit	53.8%	54.2%	53.7%	12.7%	9.3%
Selling, general and administrative expenses	28.7%	31.6%	33.0%	3.0%	3.9%
Research and development expenses	8.8%	10.1%	12.9%	(1.3%)	(14.6%)
Impairment of non-current assets	9.6%	0.1%	0.0%	7884.3%	296.2%
Other income, net	(2.5%)	(1.3%)	(0.6%)	119.4%	148.1%
Results from operating activities	9.2%	13.6%	8.4%	(23.4%)	75.3%
Finance income, net	0.8%	0.7%	1.5%	32.3%	(46.3%)
Share of profit of equity accounted investees, net of tax	0.3%	0.3%	0.2%	28.1%	27.3%
Profit before tax	10.3%	14.6%	10.1%	(19.7%)	56.5%
Tax (expense)/benefit, net	0.8%	(2.4%)	3.2%	(140.2%)	(19.6%)
Profit for the year	11.2%	12.2%	6.9%	3.7%	91.7%

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the year ended March 31,
	2020			2019			2018
	(Rs. in millions)
	Revenues		% of Segment revenue	Revenues		% of Segment revenue	Revenues		% of Segment revenue
Global Generics	Rs.	138,123	79%	Rs.	122,903	80%	Rs.	114,014	80%
PSAI		25,747	15%		24,140	16%		21,992	16%
Proprietary Products		7,949	5%		4,750	3%		4,245	3%
Others		2,781	1%		2,058	1%		1,777	1%
Total	Rs.	174,600	100%	Rs.	153,851	100%	Rs.	142,028	100%

Fiscal Year Ended March 31, 2020 compared to Fiscal Year Ended March 31, 2019

Revenues

Our overall consolidated revenues were Rs.174,600 million for the year ended March 31, 2020, an increase of 13.5% as compared to Rs.153,851 million for the year ended March 31, 2019. This revenue growth for the year ended March 31, 2020 was primarily due to: increased sales volumes of our existing products; new product launches across our businesses; the sale of our U.S. and select territory rights for two of our brands of Proprietary Products; and benefits due to the depreciation of the Indian rupee against the U.S. dollar. The foregoing was partially offset by price erosion, primarily in our Global Generics segment’s North America (the United States and Canada) and Europe businesses.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2020			2019			2018
	Revenues		Percentage*	Revenues		Percentage*	Revenues		Percentage*
	(Rs. in millions)
Global Generics	Rs.	138,123	79%	Rs.	122,903	80%	Rs.	114,014	80%
North America (the United States and Canada)		64,659	47%		59,957	49%		59,822	53%
Europe		11,707	8%		7,873	6%		8,217	7%
India		28,946	21%		26,179	21%		23,321	20%
Russia and other countries of the former Soviet Union and Romania		23,372	17%		20,541	17%		16,528	15%
Others		9,439	7%		8,353	7%		6,126	5%
PSAI		25,747	15%		24,140	16%		21,992	16%
Proprietary Products and Others		10,730	6%		6,808	4%		6,022	4%
Total		174,600	100%		153,851	100%		142,028	100%

*	Percentages mentioned against the segments are with reference to the total revenue of the Company; and Percentages mentioned against geographies represent the sales in the respective geography as a percentage of the total revenue from that segment.

For the year ended March 31, 2020, the average exchange rate of U.S. dollar and the Russian rouble appreciated by approximately 1.4% and 1.7% respectively, and that of Euro depreciated by 2.7%, against the Indian rupee as compared to the year ended March 31, 2019. These changes in exchange rates increased our reported revenues.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.138,123 million for the year ended March 31, 2020, an increase of 12% as compared to Rs.122,903 million for the year ended March 31, 2019. The revenue increase was in all of the four business geographies of this segment: North America (the United States and Canada), Europe, India, and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 14% resulting from a net increase in the sales volumes of existing products in this segment;

•	an increase of approximately 7% resulting from new products launched during the year ended March 31, 2020; and

•	the foregoing was partially offset by a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.64,659 million for the year ended March 31, 2020, an increase of 8% as compared to Rs.59,957 million for the year ended March 31, 2019. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 6% for the year ended March 31, 2020 as compared to the year ended March 31, 2019.

This revenues increase was largely attributable to the following:

•	an increase in volumes for certain of our existing products such as buprenorphine and naloxone sublingual film;

•	revenues from new products launched during the year ended March 31, 2020, such as vitamin K, carboprost tromethamine injection, daptomycin injection 500mg, fosaprepitant injection and pregabalin capsules; and

•	the foregoing was partially offset by reduced sales, primarily due to price erosion from increased competition for our key products such as buprenorphine and naloxone sublingual film, metoprolol ER tabs, decitabine injection and palonosetron injection.

During the year ended March 31, 2020, we made 8 new ANDA filings with the U.S. FDA. As of March 31, 2020 our cumulative filings were 285, which includes 4 NDA filings under section 505(b)(2) and 281 ANDA filings. These 281 ANDA filings include 8 ANDAs that we acquired from Teva and an affiliate of Allergan plc. As of March 31, 2020, we had 99 filings pending approval with the U.S. FDA (97 ANDAs and 2 NDAs under 505(b)(2) route including 11 tentative approvals). Of the 97 ANDAs which are pending approval, 54 are Paragraph IV filings, and we believe that we are the first to file with respect to 30 of these filings.

Europe: Our Global Generics segment’s revenues from Europe (which is comprised of Germany, the United Kingdom and other European countries such as Italy, Spain and France) were Rs.11,707 million for the year ended March 31, 2020, an increase of 49% as compared to Rs.7,873 million for the year ended March 31, 2019. This increase was primarily on account of higher sales volumes and sales from new product launches during the year ended March 31, 2020, which was partially offset by a reduction in sales due to price erosion in some of our existing products in Germany and the United Kingdom. Sales growth in Europe was also led by scale up of volumes in the newer markets of Europe, such as Italy, Spain and France.

India: Our Global Generics segment’s revenues from India were Rs.28,946 million for the year ended March 31, 2020, an increase of 11% as compared to Rs.26,179 million for the year ended March 31, 2019. This growth was largely attributable to an increase in sales volumes and sales prices of our existing products, as well as revenues from launches of new products during the year ended March 31, 2020.

According to IQVIA in its Moving Annual Total report for the year ended March 31, 2020, our secondary sales in India grew by 11.4% during such period, as compared to the India pharmaceutical market’s growth of 10.8% during such period. During the year ended March 31, 2020, we launched 21 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) were Rs.32,811 million for the year ended March 31, 2020, an increase of 14% as compared to Rs.28,894 million for the year ended March 31, 2019. This revenue increase was largely attributable to increased revenues from Russia and other “Emerging Markets” countries, as described below.

Russia: Our Global Generics segment’s revenues from Russia were Rs.16,900 million for the year ended March 31, 2020, an increase of 10% as compared to Rs.15,299 million for the year ended March 31, 2019. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 9% for the year ended March 31, 2020 as compared to the year ended March 31, 2019. This revenue increase was largely attributable to an increase in the sales price and volumes of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2020 were approximately 46% of our total revenues from Russia.

According to IQVIA, as per its report for the year ended March 31, 2020, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for such period, was as follows:

	Year ended March 31, 2020
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	9.2%	0.6%	11.5%	2.9%
Over-the-counter (OTC)	10.3%	5.3%	6.6%	(1.8)%
Total (Rx + OTC)	9.7%	2.3%	9.0%	(0.3)%

As per the above referenced IQVIA report, our market shares in Russia for the years ended March 31, 2020 and 2019 were as follows:

	Year ended March 31,
	Volume based		Value based
	2020	2019	2020	2019
Prescription (Rx)	3.9%	4.2%	1.8%	2.0%
Over-the-counter (OTC)	1.2%	1.0%	1.6%	1.5%
Total (Rx + OTC)	2.1%	2.0%	1.7%	1.7%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.6,472 million for the year ended March 31, 2020, an increase of 23% as compared to Rs.5,242 million for the year ended March 31, 2019. This increase was attributable to increased revenues from higher sales volumes and increased sales price of our existing products, as well as revenues from new products launched during the year ended March 31, 2020.

“Rest of the World” Markets: We refer to all markets of this segment, other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India, as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.9,439 million for the year ended March 31, 2020, an increase of 13% as compared to Rs.8,353 million for the year ended March 31, 2019. The growth is largely attributable to increased sales volumes of our existing products and to new products launched during the year ended March 31, 2020. The foregoing was partially offset by a decline in revenues due to price erosion in some of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues were Rs.25,747 million for the year ended March 31, 2020, an increase of 7% as compared to Rs.24,140 million for the year ended March 31, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase in revenues was largely attributable to:

•	increased sales of active pharmaceutical ingredients for the year ended March 31, 2019, which increased our PSAI segment’s revenues by approximately 9%; and

•	reduced customer orders for our pharmaceutical development services, which decreased our PSAI segment’s revenues by approximately 2%.

During the year ended March 31, 2020, we filed 98 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total active worldwide DMFs as of March 31, 2020 were 1,033, including 210 active DMFs in the United States.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.7,949 million for the year ended March 31, 2020, an increase of 67% as compared to Rs.4,750 million for year ended March 31, 2019.

Our revenues for the year ended March 31, 2020 includes Rs.7,486 million from sale of the U.S. and select territory rights for our neurological product brands ZEMBRACE® SMYTOUCH® (sumatriptan injection 3mg) and TOSYMRA® (sumatriptan nasal spray 10mg).

Our revenues for the year ended March 31, 2019 includes Rs.1,807 million from sale of the rights for our dermatological brands SERNIVO® (betamethasone dipropionate) spray 0.05%, and our assignment of the rights to market and distribute PROMISEB® topical cream and TRIANEX® 0.05% (triamcinolone acetonide ointment, USP) in the United States.

Gross Profit

Our total gross profit was Rs.94,009 million for the year ended March 31, 2020, representing 53.8% of our revenues for that period, as compared to Rs.83,430 million for the year ended March 31, 2019, representing 54.2% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profit by segment:

	For the year ended March 31,
	2020			2019			2018
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	78,449	56.8%	Rs.	71,924	58.5%	Rs.	67,190	58.9%
PSAI		6,190	24.0%		6,128	25.4%		4,446	20.2%
Proprietary Products		7,744	97.4%		4,182	88.0%		3,799	89.5%
Others		1,626	58.5%		1,196	58.1%		869	48.9%
Total	Rs.	94,009	53.8%	Rs.	83,430	54.2%	Rs.	76,304	53.7%

The gross profit from our Global Generics segment decreased to 56.8% for the year ended March 31, 2020, from 58.5% for the year ended March 31, 2019. This reduction was on account of price erosion in certain of our products, primarily in the United States, Europe, Brazil and China, which was partially offset by new product launches with higher margins and by a lower increase in manufacturing overheads as compared to sales.

The gross profits from our PSAI segment decreased to 24.0% for the year ended March 31, 2020, from 25.4% for the year ended March 31, 2019. This decrease was primarily on account of changes in our existing products mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products) in this segment.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.50,129 million for the year ended March 31, 2020, an increase of 3.0% as compared to Rs.48,680 million for the year ended March 31, 2019. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 1% on account of increased freight outward expenses;

•	an increase of 1% on account of increased personnel costs, primarily on account of annual raises;

•	an increase of 1% on account of increased depreciation charges for property, plant and equipment;

•	an increase of 2% on account of increased other expenses; and

•	the foregoing was partially offset by a decrease of 2% on account of lower sales and marketing expenses.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 28.7% for the year ended March 31, 2020 from 31.6% for the year ended March 31, 2019.

Research and development expenses

Our research and development expenses were Rs.15,410 million for the year ended March 31, 2020, a decrease of 1.3% as compared to Rs.15,607 million for the year ended March 31, 2019. This decrease was primarily on account of a reduction in expenditures in our Proprietary Products segment, partially offset by an increase in expenditures in our biosimilars business.

As a proportion of our total revenues, our research and development expense was at 8.8% for the year ended March 31, 2020 as compared to 10.1% for the year ended March 31, 2019.

Impairment of non-current assets

Our impairment of non-current assets expense charge was Rs.16,767 million for year ended March 31, 2020, as compared to a charge of Rs.210 million for the year ended March 31, 2019. Please refer to Notes 11, 12 and 13 of our consolidated financial statements for an explanation on this charge.

Other income, net

Our net other income was Rs.4,290 million for the year ended March 31, 2020, an increase of 119.4% as compared to net other income of Rs.1,955 million for the year ended March 31, 2019.

Our net other income for the year ended March 31, 2020 includes Rs.3,457 million received from Celgene pursuant to a settlement agreement. Such agreement settled any claim that we or our affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to our ANDS for a generic version of REVLIMID brand capsules (lenalidomide) pending before Health Canada.

Our net other income for the year ended March 31, 2019 includes the profit on sales of assets as follows:

•	Rs.423 million in profit on the sale of our API manufacturing business unit located in Jeedimetla, Hyderabad;

•	Rs.423 million in profit on the sale, by our wholly owned subsidiary Promius Pharma, LLC to EPI Health, LLC, an affiliate of EPI Group, LLC, of the rights to Cloderm cream and its authorized generic in the United States;

•	Rs.159 million in profit on the sale, by our wholly owned subsidiary Promius Pharma, LLC, of intangible assets as other income, after adjusting the associated costs; and

•	Rs.110 million in profit on the sale of all of the membership interests in Dr. Reddy’s Laboratories Tennessee, LLC.

Finance income, net

Our net finance income was Rs.1,478 million for the year ended March 31, 2020, as compared to net finance income of Rs.1,117 million for the year ended March 31, 2019. This increase in net finance income was largely attributable to:

•	fair value changes and profit on sale of units of mutual funds of Rs.929 million for the year ended March 31, 2020, as compared to fair value changes and profit on sale of units of mutual funds of Rs.773 million for the year ended March 31, 2019;

•	an increase in net foreign exchange gain of Rs.639 million for the year ended March 31, 2020, as compared to net foreign exchange gain of Rs.463 million for the year ended March 31, 2019; and

•	a decrease in net interest expense of Rs.95 million for the year ended March 31, 2020, as compared to net interest expense of Rs.119 million for the year ended March 31, 2019.

Profit before tax

As a result of the above, our profit before taxes was Rs.18,032 million for the year ended March 31, 2020, a decrease of 19.7% as compared to Rs.22,443 million for the year ended March 31, 2019.

Tax expense

Our consolidated weighted average tax rate was (8%) (i.e., a benefit of 8%) for the year ended March 31, 2020, as compared to 16% for the year ended March 31, 2019.

The effective rate of tax for the year ended March 31, 2020 was lower primarily on account of:

•	recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits in Dr. Reddy’s Laboratories Limited, India on account of a reduction in the MAT rate from 21.55% to 17.47% pursuant to the recently enacted Taxation law (Amendment) Act 2019 for the fiscal year ended March 31, 2020 and subsequent periods;

•	recognition of deferred tax asset related to losses for impairment of certain of our product related intangibles;

•	recognition of deferred tax asset pursuant to planned restructuring activity between the group companies; and

•	non taxability of income from sale of capital assets as it is set off against the carried forward capital loss.

As a result of the above, we had a net tax benefit of Rs.1,466 million for the year ended March 31, 2020, as compared to a tax expense of Rs.3,648 million for the year ended March 31, 2019.

Profit for the period

As a result of the above, our net profit was Rs.19,498 million for the year ended March 31, 2020, representing 11.2% of our total revenues for such period, as compared to Rs.18,795 million for the year ended March 31, 2019, representing 12.2% of our total revenues for such period.

Fiscal Year Ended March 31, 2019 compared to Fiscal Year Ended March 31, 2018

Refer to item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

Fiscal Year Ended March 31, 2018 compared to Fiscal Year Ended March 31, 2017

Refer to item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

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

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the years presented:

	For the year ended March 31,
	2020		2019		2018
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	29,841	Rs.	28,704	Rs.	18,029
Investing activities		(4,923)		(7,727)		(14,883)
Financing activities		(25,159)		(21,326)		(4,440)
Net decrease in cash and cash equivalents		(241)		(349)		(1,294)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.39,374 million available in credit under revolving credit facilities with banks as of March 31, 2020.

Cash Flow from Operating Activities

Year ended March 31, 2020 compared to year ended March 31, 2019

The result of operating activities was a net cash inflow of Rs.29,841 million for the year ended March 31, 2020, as compared to a cash inflow of Rs.28,704 million for the year ended March 31, 2019.

The increase in net cash inflow of Rs.1,137 million was primarily due to an increase in our earnings, which was partially offset by an increase in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as at March 31, 2020 and March 31, 2019 were 100 days and 90 days respectively. The increase in our DSO between March 31, 2020 and March 31, 2019 was primarily on account of changes in the mix of our receivables, due to an increase in the proportion of receivables from our customers with longer credit periods in the United States.

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

Our average days’ sales outstanding (“DSO”) as at March 31, 2019 and March 31, 2018 were 90 days and 102 days respectively. The decrease in our DSO between March 31, 2019 and March 31, 2018 was primarily on account of sale of our trade receivables in North America.

Cash Flow from Investing Activities

Year ended March 31, 2020 compared to year ended March 31, 2019

Our investing activities resulted in net cash outflows of Rs.4,923 million and Rs.7,727 million for the years ended March 31, 2020 and 2019, respectively which was primarily on account of the following:

•	the acquisition of property, plant and equipment, and other intangible assets of Rs.6,115 million for the year ended March 31, 2020 as against Rs.8,376 million for the year ended March 31, 2019;
•	the net purchase of other investments of Rs.214 million for the year ended March 31, 2020 as against Rs.2,282 million for the year ended March 31, 2019; and
•	the foregoing was partially offset by proceeds from the sale of property, plant and equipment and other intangible assets of Rs.390 million for the year ended March 31, 2020 as against Rs.2,150 million for the year ended March 31, 2019.

Year ended March 31, 2019 compared to year ended March 31, 2018

Our investing activities resulted in net cash outflows of Rs.7,727 million and Rs.14,883 million for the years ended March 31, 2019 and 2018, respectively, which was primarily on account of the following:

•	the acquisition of property, plant and equipment, and other intangible assets of Rs.8,376 million for the year ended March 31, 2019 as against Rs.11,043 million for the year ended March 31, 2018;
•	the net purchase of other investments of Rs.2,282 million for the year ended March 31, 2019 as against Rs.4,391 million for the year ended March 31, 2018; and
•	the foregoing was partially offset by proceeds from the sale of property, plant and equipment and other intangible assets of Rs.2,150 million for the year ended March 31, 2019 as against Rs.139 million for the year ended March 31, 2019.

Cash Flow from Financing Activities

Year ended March 31, 2020 compared to year ended March 31, 2019

Our financing activities resulted in net cash outflows of Rs.25,159 million and Rs.21,326 million for the years ended March 31, 2020 and 2019, respectively.

During the year ended March 31, 2020, our net cash outflow was primarily on account of net repayment of short-term and long-term borrowings of Rs.18,683 million; dividend payments (including dividend distribution taxes) of Rs.3,916 million and interest payments of Rs.1,608 million.

During the year ended March 31, 2019, our net cash outflow was primarily on account of net repayment of borrowings of Rs.15,126 million (primarily by our parent company); dividend payments (including dividend distribution taxes) of Rs.4,002 million and interest payments of Rs.1,607 million.

Year ended March 31, 2019 compared to year ended March 31, 2018

Our financing activities resulted in net cash outflows of Rs.21,326 million and Rs.4,440 million for the years ended March 31, 2019 and 2018, respectively.

During the year ended March 31, 2019, our net cash outflow was primarily on account of net repayment of borrowings of Rs.15,126 million (primarily by our parent company), dividend payments (including dividend distribution taxes) of Rs.4,002 million and interest payments of Rs.1,607 million.

During the year ended March 31, 2018, there was a decrease in our net short-term borrowings by Rs.18,025 million, primarily on account of the repayment of such borrowings of Rs.23,222 million by our Swiss subsidiary, which was offset by an increase in long-term borrowings of Rs.18,907 million incurred by our subsidiaries in Switzerland and Germany. Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.3,992 million.

Principal obligations

The following table summarizes our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2020:

	Payments due by period
Principal debt obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings from banks	Rs.	16,441	Rs.	16,441	Rs.	-	Rs.	-
Long-term borrowings from banks(1)		3,783		3,783		-		-
Total obligations	Rs.	20,224	Rs.	20,224	Rs.	-	Rs.	-

(1)	Long-term debt obligations disclosed in the above table do not reflect any netting of transaction costs of Rs.0 million.

Annual rate of interest

The following table provides details of annual rates of interest for our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2020:

Debt	Amounts in millions		Currency(1)	Interest Rate(2)
Pre-shipment credit (short-term)	Rs.	10,432	U.S.$	1 Month LIBOR + 12.5 to 16 bps
			INR	1 Month T-bill + 60 bps
Other working capital borrowings		6,009	USD	1Month/3 Months LIBOR + 55 to 78 bps
			RUB	7.05%(fixed)
			ZAR	1Month JIBAR+120 bps
			MXN	TIIE + 1.25%
			INR	7.75%(fixed)
			BRL	7.25%(fixed)
Long-term borrowings		3,783	U.S.$	1 Month LIBOR + 82.7 bps

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “ZAR” means South African rand.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “JIBAR” means the Johannesburg Interbank Average Rate and “T-bill” means India Treasury Bill.

The maturities of short-term borrowings and other working capital borrowings from banks vary from 6 to 12 months. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and continuing availability of funds.

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

As of March 31, 2020 and 2019, we had committed to spend Rs.4,888 million and Rs.2,495 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our borrowings.

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

In the years ended March 31, 2020, 2019 and 2018, we expended Rs.15,410 million, Rs.15,607 million and Rs.18,265 million, respectively, on research and development activities. The decrease in research and development expenditure was primarily on account of reduction in spent in our Proprietary Products segment, partially offset by increase in expenditure in our biosimilars business. Each of these business segments has numerous products in various stages of development. For further information, see “Item 4. Information on the Company—Item 4.B Business overview.”

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2020, we have more than 1,550 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

In recent months, a new strain of coronavirus (COVID-19) has spread to many countries in the world and the outbreak has been declared a pandemic by the World Health Organization in March 2020. We have already experienced certain disruptions relating to this pandemic (including work-from-home policies and other social distancing policies to reduce the risks to the health and safety of employees) and may continue to experience further disruptions that could severely impact our business. See “Item 4D.—Risk Factors— A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations.” The full extent, consequences, and duration of the COVID-19 pandemic and the resulting impact on our business, financial condition and results of operations or the global economy as a whole cannot be predicted on the date of this Annual Report. We will continue to evaluate the impact that the COVID-19 pandemic could have on our business, financial condition and results of operations during the year ending March 31, 2021.

Also, please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for additional trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2020 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	(Rs. in millions)
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Property, plant and equipment purchase obligations(1)		4,888		4,888		-		-		-
Short-term debt obligations		16,441		16,441		-		-		-
Long-term debt obligations (excluding obligations under leases)(2)		3,783		3,783		-		-		-
Estimated interest payable on long-term debt(3)		33		33		-		-		-
Obligations under leases (including interest)		2,306		666		849		625		166
Post-retirement benefits obligations(4)		2,860		433		623		576		1,228
Total contractual obligations	Rs.	30,311	Rs.	26,244	Rs.	1,472	Rs.	1,201	Rs.	1,394

(1)	Amounts presented are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.

(2)	Long-term debt obligations disclosed in the above table do not reflect any netting of transaction costs of Rs.0 million.

(3)	Disclosure of estimated interest payments for future periods is only with respect to our long-term debt obligations, as the projected interest payments with respect to our short-term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2020 applicable benchmark rates and are subject to fluctuation in the future.

(4)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

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

5.G. Safe harbor

See page 2 under heading “Forward-Looking and Cautionary Statement”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2020 was as follows:

Directors Name(1)	Age (in yrs.)	Position
Mr. K. Satish Reddy(2)(3)	52	Chairman
Mr. G.V. Prasad(2)(4)(5)	59	Co-Chairman and Managing Director
Ms. Kalpana Morparia	71	Director
Dr. Bruce L.A. Carter	76	Director
Mr. Sridar Iyengar	72	Director
Mr. Bharat Narotam Doshi	70	Director
Mr. Prasad R. Menon	74	Director
Mr. Leo Puri	59	Director
Ms. Shikha Sharma	61	Director
Mr. Allan Oberman	62	Director

(1)	Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. K. Satish Reddy.
(5)	Effective August 1, 2019, prior to that he was Co-Chairman, Managing Director and Chief Executive Officer.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management. As of March 31, 2020, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. K. Satish Reddy(1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	52	28	January 18, 1993	Director, Globe Organics Limited
Mr. G.V. Prasad(2) Co-Chairman and Managing Director	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	59	36	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Mr. Erez Israeli(3) Chief Executive Officer	Graduate Bar Ilan University MBA in Finance and Marketing Bar Ilan University	53	26	April 2, 2018	Executive Officer Enzymotec
Mr. Saumen Chakraborty President and Chief Financial Officer	B.Sc. (H), MBA (IIM)	59	36	July 2, 2001	Vice President, Tecumseh Products India Private Limited
Mr. M.V. Ramana Chief Executive Officer - Branded Markets (India and Emerging Countries)	MBA	52	28	October 15, 1992	-
Mr. Ganadhish Kamat Global Head of Quality	Master of Pharmacy and Diploma in Business Management	58	34	April 18, 2016	Executive Vice President – Corporate Quality, Lupin Limited
Dr. Anil Namboodiripad Global Head of Proprietary Products	Ph.D. Physiology and Molecular Biophysics	54	23	September 17, 2007	Associate Director – Bristol Myers Squibb
Ms. Archana Bhaskar Chief Human Resource Officer	MBA (IIM)	53	30	June 15, 2017	Human Resources head (Global commercial business) Royal Dutch Shell
Mr. Sanjay Sharma Global Head of Manufacturing	B. Tech (IIT), Business Leader’s program (IIM) and General Management program (IIM)	52	29	August 1, 2017	Integrated Supply Chain Operations (Coca Cola) for India and South Asia
Mr. Sauri Gudlavalleti Global Head of Integrated Product Development Organization	B Tech, Masters in Mechanics and MBA	42	16	March 16, 2015	Associate Partner, Mckinsey & Company
Mr. P. Yugandhar, Global Head of Supply Chain	MBA	49	26	February 21, 2001	Manager, Eli Lily Ranbaxy Limited
Dr. Raymond de Vre, Global Head of Biologics	Masters and Ph.D. in Applied Physics and Masters in Engineering	52	24	July 30, 2012	Partner, McKinsey & Company
Mr. Deepak Sapra Global Head of PSAI	B.E., PGDM, MBA	45	20	January 23, 2003	Asst. Divisional Engineer, Indian Railways
Mr. Marc Kikuchi Chief Executive Officer -North America Generics	MBA, BA (Molecular and Cell Biology)	51	26	February 1, 2019	CEO, Americas for Zydus Pharmaceuticals, Inc.
Mr. Patrick Aghanian Chief Executive Officer - European Generics	MBA, BA	55	32	October 7, 2019	Global Head of Zentiva

(1)	Brother-in-law of Mr. G.V. Prasad.
(2)	Brother-in-law of Mr. K. Satish Reddy.
(3)	Effective August 1, 2019, prior to that he was Chief Operating Officer.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. K. Satish Reddy is the Chairman of our Board of Directors. Prior to May 2014, he held the offices of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the Chairman of the Board of Governors of NIPER, Hyderabad and the Chairman of the Confederation of Indian Industry (CII), Southern Council. He also chairs the Life Sciences Skill Development Council under The National Skill Development Corporation (“NSDC”), an organization, working in partnership with various stakeholders groups, to serve and address the skill shortfalls in the Life Sciences Sectors across India. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (“CII”) and head of its National Committee on Pharmaceuticals. He is the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research-based Indian companies. In May 2015, the Ministry of Labour and Employment, Government of India, nominated Mr. Reddy as Chairman of the Board of Governors of the National Safety Council. In addition to positions held in our subsidiaries, he is also a Director on the Board of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Industries Limited, Ruthenika Technologies Limited, Araku Originals Private Limited, Dr. Reddy’s Institute of Life Sciences, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, KAR Holdings (Singapore) Private Limited, Singapore and KAREUS Therapeutics (Singapore) Private Limited, Singapore.

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Co-Chairman and Managing Director. Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited prior to its merger with Dr. Reddy’s Laboratories. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious ‘Medicine Maker 2018 Power List’ of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2015. In addition to positions held in our subsidiaries, he is a Director on the Board of Green Park Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Industries Limited, Ruthenika Technologies Limited, Dr. Reddy’s Institute of Life Sciences, Molecular Connections Private Limited and Dr. Reddy’s Trust Services Private Limited. Mr. Prasad is active on the boards of public and private institutions such as the Indian School of Business (ISB) and the International Foundation for Research and Education.

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

Dr. Bruce L.A. Carter has been a member of our Board of Directors since 2008. Dr. Bruce L.A. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. He has also served as the Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the former parent company of ZymoGenetics. From 1982 to 1986, he served various positions at G.D. Searle & Co. Ltd., including Head of Molecular Genetics. He was a Lecturer of Trinity College, University of Dublin from 1975 to 1982. Dr. Bruce L.A. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Bruce L.A. Carter is also on the Board of TB Alliance, Mirati Therapeutics Inc., Accelerator Life Science Partners and Enanta Pharmaceutical Inc. in the United States of America and our wholly-owned subsidiaries Aurigene Discovery Technologies Limited, in India and Dr. Reddy’s Laboratories Inc., in the United States of America.

Mr. Sridar Iyengar has been a member of our Board of Directors since 2011. Mr. Sridar Iyengar is an independent mentor investor in early stage startup companies. For more than 36 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Sridar Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Sridar Iyengar is Chairman on the Board of ICICI Venture Funds Management Company Limited and a Director on the Boards of Mahindra Holidays and Resorts India Limited, Cleartrip Private Limited, in India, AverQ Inc., in the United States of America, Cleartrip Inc., in the Cayman Islands, Holiday Club Resorts OY, in Finland, and our wholly owned subsidiary Dr. Reddy’s Laboratories S.A., in Switzerland.

Mr. Bharat N. Doshi has been a member of our Board of Directors since 2016. Mr. Bharat N. Doshi is a former Executive Director and Group Chief Financial Officer of Mahindra & Mahindra Limited. He was also the Chairman of Mahindra & Mahindra Financial Services Limited since April 2008, and he stepped down from this position on his nomination as Director on the Central Board of Directors of the Reserve Bank of India in March 2016. He is the Chairman of Mahindra Intertrade Limited, a Director on the Board of Mahindra Holdings Limited and a member of the Board of Governors of The Mahindra United World College of India. He is a director on the Boards of Mahindra Foundation (U.S.A) and Mahindra Foundation (U.K) and one of the trustees of Mahindra Foundation, K. C. Mahindra Education Trust and Lalit Doshi Memorial Foundation. He also serves on Advisory Board of Excellence Enablers, an organization committed to promoting corporate governance in India. Mr. Bharat N. Doshi is a fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India and holds Master’s degree in Law from Bombay University. He is an alumnus of Harvard Business School (Program for Management Development) and Fellow of the Salzburg Seminar on ‘Asian Economies: Regional and Global Relationships’.

Mr. Prasad R. Menon has been a member of our Board of Directors since 2017. Mr. Prasad R Menon is a former Managing Director of Tata Chemicals Limited and Tata Power Company Limited. He has over 41 years of diverse experience in some of the premier multinational and Indian companies in the chemical and power industry. Prior to joining Tata, he was Director Technical of Nagarjuna Fertilisers and Chemicals Limited. Mr. Prasad Menon is a Director on the Board of Singapore Tourism Board and Sanmar Group Advisory Board. He holds a chemical engineering degree from the Indian Institute of Technology (IIT), Kharagpur.

Mr. Leo Puri has been a member of our Board of Directors since October 2018. Mr. Leo Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018. In his career of more than 30 years, Mr. Leo Puri has previously worked as Director with McKinsey & Company and as Managing Director with Warburg Pincus. Mr. Leo Puri has worked in the U.K., the United States and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership. Mr. Leo Puri has held non-executive board positions at Infosys, Bennett Coleman & Co., Max New York Life and Max Bupa Health Insurance. He is also a director on the Boards of Hindustan Unilever Limited, Northern Arc Capital Limited and IndiaIdeas.com Limited. Mr. Leo Puri has a Master’s degree in P.P.E. from University of Oxford, and a Master’s degree in Law from University of Cambridge.

Ms. Shikha Sharma has been a member of our Board of Directors since January 2019. Ms. Shikha Sharma was the Managing Director and CEO of Axis Bank, India’s third largest private sector bank from June 2009 until December 2018. As a leader adept at managing change, she led the Bank on a transformation journey from being primarily a corporate lender to a bank with a strong retail deposit franchise and a balanced lending book. Ms. Shikha Sharma has more than three decades of experience in the financial sector, having begun her career with ICICI Bank Ltd in 1980. During her tenure with the ICICI group, she was instrumental in setting up ICICI Securities. As Managing Director and CEO of ICICI Prudential Life Insurance Company Ltd., she led that company to become the No. 1 private sector life insurance company in India. She was a member of the Reserve Bank of India (“RBI”) Technical Advisory Committee, the RBI’s panel on Financial Inclusion, and the RBI’s Committee on Comprehensive Financial Services for Small Businesses and Low-Income Household. She has chaired CII’s National Committee on Banking 2015-2017. Ms. Shikha Sharma holds an MBA from the Indian Institute of Management, Ahmedabad, B.A. (Hons.) in Economics and a Post Graduate Diploma in Software Technology from National Centre for Software Technology (NCST), Mumbai. Ms. Shikha Sharma is also an independent director on the Boards of Ambuja Cements Ltd., Mahindra and Mahindra Ltd, Tech Mahindra Ltd and Tata Consumer Products Ltd (Formerly known as Tata Global Beverages Ltd.). She is a member of the Board of Governors of IIM Lucknow, a member of the Advisory Board of Bridgespan and an advisor to several companies in India.

Mr. Allan Oberman has been a member of our Board of Directors since March 2019. Mr. Allan Oberman served as the Chief Executive Officer of Concordia International Corp. from November 2016 until May 2018. In his career of more than 36 years he also served as CEO of Sagent Pharmaceuticals Inc., and as President and CEO of Teva Americas Generics, a subsidiary of Teva Pharmaceutical Industries Ltd. Prior to that, Mr. Allan Oberman served as President of Teva EMIA, where from 2010 to 2012 he was responsible for Eastern Europe, Middle East, Israel and Africa. From 2008 to 2010, he served as the Chief Operating Officer of the Teva International Group, and from 2000 to 2008, he served as the President and CEO of Teva Canada (formerly Novopharm Ltd.) From 1996 to 2000, Mr. Allan Oberman was the President of Best Foods Canada Inc. Mr. Allan Oberman was also Vice Chairman of the Association for Accessible Medicines, and Chairman of the Canadian Generic Pharmaceutical Association. He served on the Associate Board of the Canadian Association of Chain Drug Stores, and was a member of the Board of Directors of the Baycrest Centre Foundation, the Electronic Commerce Council, and the Food and Consumer Products Association of Canada. He holds a MBA from the Schulich School of Business, York University, Toronto and a BA from Western University, London.

Biographies - Executive Officers

Mr. Erez Israeli is the Chief Executive Officer effective as of August 1, 2019 and prior to that he was our Chief Operating Officer and the Global Head of Generics and PSAI business. He has over 26 years of experience in the pharmaceutical industry. Mr. Erez Israeli is an accomplished leader with a proven track record of achievement. Prior to joining us, Erez was President and Chief Executive Officer of Enzymotec. Prior to that, he spent 23 years working at Teva Pharmaceutical Industries Limited (“Teva”), where he held several leadership positions in the API and pharmaceutical (Generics, Specialty and OTC) businesses. He was also the Head of the Global Quality function for Teva, and has held Board positions at subsidiaries of Teva. He graduated from Bar Ilan University in Israel, majoring in art, economics and business administration, and received a MBA in Finance and Marketing from Bar Ilan University.

Mr. Saumen Chakraborty is the President and Chief Financial Officer. Additionally, he is also responsible for our Global Legal and Compliance and Facility Management functions, and Global Head of Information Technology and Business Process Excellence (“IT & BPE”). Mr. Saumen Chakraborty joined us in 2001 as Global Chief of Human Resources. Since 2005, he remained as the Global head of IT & BPE in addition to his other responsibilities. He has gone through various job rotations within the organization, including two stints as Chief Financial Officer from 2006 to 2009 and again from 2013 onwards. In between, he was President - Corporate and Global Generics Operations and subsequently President and Global Head of Quality, Human Resources and Information Technology, whereby he focused on the integration of people practices, processes and information across the organization. Mr. Saumen Chakraborty has over 36 years of experience in strategic and operational aspects of management. Prior to joining us, he held various line management, human resources and other positions, including Senior Manager (Finance and Accounts) in the Eicher Group and Vice President (Operations) in Tecumseh Products Company. He has received various accolades during his career, including: India’s overall Best CFO awards, separately by International Market Assessment (“IMA”) and Business Today-Yes Bank; category specific best CFO awards, separately by CNBC and BW Businessworld; India’s greatest HR professional and awards for HR excellence, separately by ITM, Deccan Herald and World HR congress; and various Quality and Information Technology leadership awards. He has also held various Board positions, including ABP Group and Academy of HRD, and served as a member of the National Leadership Committee of CII. He is on the Board of various joint ventures/subsidiaries of our company. He graduated with honors as the valedictorian of his class from Visva-Bharati University in Physics and holds Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad, Gujarat, India. Currently, he is undergoing the Executive Fellow Program in Management (equivalent to Ph.D.) from the Indian School of Business (ISB).

Mr. M.V. Ramana is the CEO - Branded Markets (India and Emerging Countries) effective as of April, 2018. In this role, he leads a multicultural team of 20+ nationalities in 25+ countries. He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 28 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. Mr. M.V. Ramana is also a frequent speaker at various international forums in the pharmaceutical and generics industry. He holds a MBA degree from Osmania University, Hyderabad, India and has completed the ISB-Kellogg management development program.

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

Dr. Anil Namboodiripad is the Global Head of Proprietary Products, Promius Pharma. Promius Pharma is our wholly owned subsidiary that is responsible for the commercialization of branded products in the United States. He joined us in 2007 and in this role he is responsible for our Proprietary Products business. He has been one of the main architects of our Proprietary Products business since July 2008, when systematic efforts towards differentiated formulations were first undertaken. In earlier roles, he was responsible for leading external research and development and strategic marketing which included establishing research collaborations and “mini incubators” with various external industry partners and academic bodies. Over the years, his role has grown considerably with the inclusion of Proprietary Products drug development, regulatory affairs and the dermatology commercial effort under his leadership. Prior to joining our Company, he spent a number of years at Abbott Laboratories (now Abbvie) and at Bristol-Myers Squibb in various roles of increasing responsibility including strategic planning, corporate development and global commercial operations. He started his career as a management consultant with Booz & Co. in New York (formerly Booz Allen Hamilton), where he served clients on several high level business critical issues within financial services and healthcare. He holds a Ph.D. in Physiology and Molecular Biophysics from the University of Texas.

Ms. Archana Bhaskar is the Chief Human Resources Officer (“CHRO”). She joined our company in June 2017. She has over 30 years of experience across various industries, geographies and companies. She has held senior management roles with Royal Dutch Shell, Singapore where she headed Human Resources for the Global Commercial businesses and with Unilever, where she held positions of European and global responsibility, as well as large Indian corporations with whom she consulted in professionalizing Human Resources policies and practices. She graduated from Lady Shiram College, Delhi University, majoring in Psychology and Mathematics and holds a degree in Management from the Indian Institute of Management, Bengaluru.

Mr. Sanjay Sharma is the Global Head of Manufacturing. He joined us in August 2017. He has over 29 years of experience across various industries such as Coca-Cola and United Breweries handling diverse set of roles spanning across Supply Chain, Manufacturing and Sales in both emerging and developed markets. He joined us from Hindustan Coca-Cola where he led their Integrated Supply Chain Operations for India and South Asia. His experience includes running one of the largest sales profit centers for Coca-Cola, India and heading National Technical Operations for United Breweries in South Africa. He graduated from the Indian Institute of Technology (IIT) Delhi with a degree in Chemical Engineering, completed a one year Business Leader’s program from the Indian Institute of Management (IIM) Calcutta and a General Management program from IIM Ahmedabad.

Mr. Sauri Gudlavalleti is the Global Head of Integrated Product Development Organization (“IPDO”). He joined our company in 2015 to head global portfolio, project management and external partnerships in IPDO. He has diverse experience spanning the automotive, energy, technology and pharmaceutical sectors. Prior to joining our company, he was a Management Consultant at McKinsey & Co., India, specializing in Product Development and Operations Transformation. Before that, he has worked at Qualcomm in California developing Micro-Electro-Mechanical Systems, and at General Electric Global Research in New York developing Fuel Cells and Hydrogen production systems. He has 8 U.S. patents to his name, and has published in several peer reviewed technical journals. Mr. Sauri Gudlavalleti holds a Bachelor’s degree in Mechanical Engineering from the Indian Institute of Technology, Madras, and a Master's degree in Mechanics of Materials from Massachusetts Institute of Technology. He also holds an MBA from the Indian Institute of Management, Ahmedabad.

Mr. P. Yugandhar is the Global Head of Supply Chain. He has assumed overall responsibility for the Supply Chain function at our company. He joined us in 2001 as our Manager Supply Chain and has since held positions of increasing responsibility, including Head of Demand Planning, Mexico Integration, and Head of Europe Supply Chain and Technology. In the last five years, he has contributed significantly in integrating our Supply Chain globally across Formulations, active pharmaceutical ingredients (“API”), Custom Pharmaceutical Services (“CPS”), external manufacturing and new product launches. Prior to joining our company, Mr. P. Yugandhar had successful stints in Eli Lilly Ranbaxy, Pharmacia & Upjohn, Max Pharma, Dabur and Hawkins. Mr. P. Yugandhar holds a Management degree (Master of Management Studies) from BITS, Pilani.

Dr. Raymond De Vré is the Global Head of Biologics, a division that focuses on the development, manufacturing and commercialization of biosimilar molecules for emerging markets and highly regulated markets. Dr. Raymond De Vré joined our company in 2012 as head of Commercial for the Biologics division, being based in the Swiss office of our company. In this role, he was instrumental in building new partnerships and alliances across the world towards further accelerating access to our company’s biosimilars. Over time, he had increasing responsibilities within Biologics, including Commercial, IP, Regulatory, Strategy, Business Development, Portfolio as well as Manufacturing. Prior to joining Dr. Reddy's, Dr. Raymond De Vré was a partner with the management consulting firm McKinsey and Company. Dr. Raymond De Vré worked for 15 years at McKinsey and Company, serving mostly the Generics, Specialty Chemicals, and Biotech industries across the globe, including the United States, Western Europe and India. Dr. Raymond De Vré holds a Master’s and Ph.D. degree in Applied Physics from Stanford University, U.S.A and a Master’s degree in Engineering from the Université Libre of Brussels, Belgium.

Mr. Deepak Sapra is the Global Head of Pharmaceutical Services and Active Ingredients (PSAI). Mr. Deepak Sapra joined our company in 2003 from IIM Bangalore campus and has worked in various roles in Marketing, Sales, Business Development and Portfolio covering most major markets across the world. He has led important projects on several key organizational initiatives around market opening and building new businesses. He has also worked as the business unit head for the Custom Pharma Services (CPS) business and helped contribute significantly towards making it a profitable, sustainable and long-term business. Mr. Deepak Sapra’s education is in engineering and management. Prior to joining our company, he worked in the Indian Railway Services. He has been a Fulbright fellow and a Chevening scholar. His first book was published in 2018. He is also the co-founder of a charitable trust that works for people with disabilities in eastern India.

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

Mr. Patrick Aghanian serves as Chief Executive Officer, European Generics. Patrick joined our company in 2019 from Zentiva in Prague/Czech Republic. Before becoming Head of Zentiva in 2017, he worked for multinational pharmaceutical companies such as Sanofi, GSK and Novartis, where he held various leadership roles in Eurasia, Middle-East and Europe. Patrick earned his Master of Business Administration (MBA) from the UCLA Anderson School of Management/University of California, Los Angeles and holds a Bachelor of Arts from the University of California, Los Angeles.

6.B. Compensation

Directors’ compensation

Full-Time Directors: The compensation of our Chairman of the Board and our Co-Chairman and Managing Director (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting along with the proposal for their appointment or re-appointment.

The Chairman of our Board and our Co-Chairman and Managing Director are each entitled to receive a maximum commission of up to 0.75% of our net profit (as defined under the Indian Companies Act, 2013) for the fiscal year. The Nomination, Governance and Compensation Committee, which is entirely composed of independent directors, recommends the commission for the Chairman of our Board and our Co-Chairman and Managing Director within the limits of 0.75% each, of our net profits (as defined under the Indian Companies Act, 2013) for each fiscal year.

Non-Full Time Directors: In the year ended March 31, 2020, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 or the Dr. Reddy’s Employees Stock Option Scheme, 2018 in the year ended March 31, 2020.

For the year ended March 31, 2020, the directors were entitled to the following amounts as compensation:

(Amounts Rs. in millions)

Name of Directors	Commission	Salary	Perquisites	Total
Mr. K. Satish Reddy	70.00	18.35	4.24	92.59
Mr. G.V. Prasad	120.00	18.35	5.41	143.76
Dr. Omkar Goswami*	5.30	-	-	5.30
Mr. Anupam Puri**	5.14	-	-	5.14
Ms. Kalpana Morparia	11.35	-	-	11.35

Name of Directors	Commission	Salary	Perquisites	Total
Dr. Bruce L.A. Carter	12.26	-	-	12.26
Mr. Sridar Iyengar	13.01	-	-	13.01
Mr. Bharat N. Doshi	12.49	-	-	12.49
Mr. Prasad R. Menon	13.24	-	-	13.24
Mr. Leo Puri	11.88	-	-	11.88
Ms. Shikha Sharma	11.35	-	-	11.35
Mr. Allan Oberman	11.88	-	-	11.88

* Compensation for part of the year, as his term as an independent director ended on July 30, 2019.

** Compensation for part of the year, as his term as an independent director ended on July 26, 2019.

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

The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2020 and stock options issued to all of our other executive officers during the year ended March 31, 2020:

Compensation for Executive Officers

		FMV Value			Par Value
Name	Compensation(1) (2) (Rs. in millions)	Exercise Price		No. of options(3)	Exercise Price		No. of options(3)
Mr. Erez Israeli (ADRs)	121.64	Rs.	2,814	44,900	Rs.	5	13,700
Mr. Saumen Chakraborty	71.01		2,814	7,300		5	1,400
Mr. M.V. Ramana	57.48		2,814	5,600		5	1,100
Mr. Ganadhish Kamat	46.74		2,814	2,100		5	400
Dr. Anil Namboodiripad (ADRs)	48.73		-	-		5	3,250
Ms. Archana Bhaskar	47.89		2,814	4,500		5	900
Mr. Sanjay Sharma	45.43		2,814	4,000		5	800
Mr. Sauri Gudlavalleti	25.62		2,814	3,200		5	600
Mr. P. Yugandhar	31.36		2,814	3,200		5	600
Dr. Raymond de Vre	49.45		2,814	4,600		5	3,500
Mr. Deepak Sapra	25.16		2,814	3,200		5	600
Mr. Marc Kikuchi (ADRs)	68.76		2,814	2,600		5	25,500
Mr. Patrick Aghanian (ADRs) (effective as of October 7, 2019)	32.05		-	-		5	3,820

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.

(2)	These compensation amounts include superannuation benefits and provident fund benefits. The executive officers are also covered under our Gratuity and Compensated Absences Plans along with the other employees. Proportionate amounts of the cost for gratuity and compensated absences accrued under the plans have not been separately computed or included in the above disclosure, as the amount payable to the officer is inherently variable and our annual contributions to funds established to furnish such payments are lump sums based on actuarial projections for the fund as a whole. Refer to Note 27 of our consolidated financial statements for further details on the foregoing benefits.

(3)	The options vest 25% each year on various dates beginning in the year ended March 31, 2021 and ending in the year ended March 31, 2024 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. The options are granted under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018. For each of the foregoing options, one equity share will be issued upon its exercise.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2020, we had ten directors on our Board, of which eight were non-full time independent directors.

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

Our non-full time independent directors hold office for a term of up to 5 consecutive years from the date of initial appointment under the provisions of the Companies Act, 2013. Each such non-full time independent director shall be eligible for re-appointment for a second term of up to 5 consecutive years if determined in a special resolution passed by our shareholders.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Mr. G.V. Prasad(1)	January 29, 2021	5 years	34 years
Mr. K. Satish Reddy(1)	September 30, 2022	5 years	27 years
Ms. Kalpana Morparia(2)(3)	July 30, 2024	5 years	13 years
Dr. Bruce L.A. Carter(2)(4)	July 30, 2022	3 years	12 years
Mr. Sridar Iyengar(2)(5)	July 30, 2023	4 years	9 years
Mr. Bharat N. Doshi(2)	May 10, 2021	5 years	4 years
Mr. Prasad R. Menon(2)	October 29, 2022	5 years	2.5 year
Mr. Leo Puri(2)	October 24, 2023	5 years	1.5 year
Ms. Shikha Sharma(2)	January 30, 2024	5 years	1.2 year
Mr. Allan Oberman(2)	March 25, 2024	5 years	1.1 year

(1)	Full time director.
(2)	Non-full time independent director.
(3)	Shareholders approved second term of 5 continuous years effective July 31, 2019.
(4)	Shareholders approved second term of 3 continuous years effective July 31, 2019.
(5)	Shareholders approved second term of 4 continuous years effective July 31, 2019.

The directors are not eligible for any termination benefit on the termination of their tenure with us. Our full time directors are subject to retirement by rotation. As a result, Mr. K. Satish Reddy shall retire by rotation and the proposal to reappoint him is being placed before our shareholders at our annual general meeting scheduled in July 2020.

Committees of the Board

Committees appointed by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. We had seven Board-level Committees as of March 31, 2020:

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

The Audit Committee consists of the following four non-full time, independent directors as of March 31, 2020:

•	Mr. Sridar Iyengar (Chairman);
•	Mr. Leo Puri;
•	Mr. Bharat Narotam Doshi; and
•	Ms. Shikha Sharma

Our Company Secretary is the Secretary of the Audit Committee. This Committee met five times during the year ended March 31, 2020. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are inter alia to:

•	Supervise our financial reporting process;
•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;
•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;
•	Discuss with management our major policies with respect to risk assessment and risk management.
•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;
•	Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;
•	Recommend the appointment and removal of external auditors and their remuneration;
•	Recommend the appointment of cost auditors;
•	Review the independence of auditors;
•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;
•	Review the financial statements of our subsidiary companies, in particular investments made by them;
•	Review and approve related party transactions;

•	Review the functioning of whistle blower mechanism;
•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;
•	Scrutinize our inter-company loans and investments;
•	Examine the valuation of our undertakings or assets, wherever it is necessary;
•	Evaluate internal financial controls; and
•	Review suspected fraud, if any, committed against our Company.

Nomination, Governance and Compensation Committee.

The primary functions of the Nomination, Governance and Compensation Committee are inter alia to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;
•	Formulate policies on remuneration of Directors, key managerial personnel and other employees, and on Board diversity;
•	Formulate criteria for evaluation of Independent Directors and the Board;
•	Assess our policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring that we are at the forefront of good governance practices; and
•	Regularly examine ways to strengthen our organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to our Directors, executive officers and key managerial personnel.

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consists of the following non-full time, independent directors as of March 31, 2020:

•	Mr. Prasad R. Menon (Chairman);
•	Mr. Bharat Narotam Doshi; and
•	Mr. Leo Puri.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met three times during the year ended March 31, 2020.

Science, Technology and Operations Committee.

The primary functions of the Science, Technology and Operations Committee are inter alia to:

•	Advise our Board and management on scientific, medical and technical matters and operations involving our development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;
•	Assist our Board and management in creating valuable intellectual property;
•	Review the status of non-infringement patent challenges; and
•	Assist our Board and management in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consists of the following non-full time, independent directors as of March 31, 2020:

•	Dr. Bruce L.A. Carter (Chairman);
•	Ms. Kalpana Morparia;
•	Mr. Prasad R. Menon; and
•	Mr. Allan Oberman.

The corporate officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2020.

Risk Management Committee.

The primary functions of the Risk Management Committee are inter alia to:

•	Discuss with senior management our enterprise risk management and provide oversight as may be needed;
•	Ensure that it is apprised of our more significant risks, including certain country risks and cyber security risks, along with the risk mitigation steps implemented to ensure effective enterprise risk management; and
•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consists of the following non-full time, independent directors as of March 31, 2020:

•	Ms. Shikha Sharma (Chairperson);
•	Dr. Bruce L.A. Carter;
•	Mr. Sridar Iyengar; and
•	Mr. Allan Oberman

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2020.

Corporate Social Responsibility (“CSR”) Committee.

The primary functions of the Corporate Social Responsibility Committee are inter alia to:

•	Formulate, review and recommend to the Board a corporate social responsibility policy indicating the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013.
•	Recommend the amount of expenditures to be incurred in connection with our corporate social responsibility initiatives;
•	Provide guidance on our corporate social responsibility initiatives and monitor their progress; and
•	Monitor implementation and adherence to our corporate social responsibility policy from time to time.

The Corporate Social Responsibility Committee consists of the following directors as of March 31, 2020:

•	Mr. Bharat Narotam Doshi (Chairman);
•	Mr. G.V. Prasad; and
•	Mr. K. Satish Reddy.

Our corporate officer heading our Corporate Social Responsibility function serves as the Secretary of the Corporate Social Responsibility Committee. This Committee met four times during the year ended March 31, 2020.

Stakeholders Relationship Committee.

Effective May 13, 2014, the name of our “Shareholders Grievance Committee” has been changed to “Stakeholders Relationship Committee” in accordance with the provisions of Section 178 of the Indian Companies Act, 2013. The primary functions of the Stakeholders’ Relationship Committee are inter alia to:

•	Review of investor complaints and how they were redressed;
•	Review of queries received from investors;
•	Review of work done by our share transfer agent; and
•	Review of corporate actions related to our security holders.

The Stakeholders Relationship Committee consists of the following directors as of March 31, 2020:

•	Ms. Kalpana Morparia (Chairperson);
•	Mr. Bharat Narotam Doshi;

•	Mr. G.V. Prasad; and
•	Mr. K. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2020.

6.D. Employees

The following table sets forth the number of our employees as at March 31, 2020, 2019 and 2018.

		As at March 31, 2020
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	9,561	212	192	347	10,312
Sales and marketing(2)	5,945	69	75	1,371	7,460
Research and development(3)	2,277	21	100	51	2,449
Others(4)	1,042	86	59	242	1,429
Total	18,825	388	426	2,011	21,650

		As at March 31, 2019
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	10,106	216	186	332	10,840
Sales and marketing(2)	6,039	178	62	1,337	7,616
Research and development(3)	2,052	31	90	41	2,214
Others(4)	938	89	53	216	1,296
Total	19,135	514	391	1,926	21,966

		As at March 31, 2018
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	11,424	293	168	300	12,185
Sales and marketing(2)	5,972	181	62	1,403	7,618
Research and development(3)	2,196	37	124	28	2,385
Others(4)	966	101	53	216	1,336
Total	20,558	612	407	1,947	23,524

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2020, 2019 and 2018, and we consider our relationship with our employees and labor unions to be good. Approximately 4.5% of our employees belong to labor unions.

6.E. Share ownership

The following table sets forth, as of March 31, 2020 for each of our directors and executive officers, the total number of our equity shares and options owned by them:

			FMV Value						Par Value
Name	No. of Shares Held (1) (2)	% of Outstanding Capital	Exercise Price		No. of options held(4)	Exercise Price		No. of options held(4)	Exercise Price		No. of options held(4)
Mr. G.V. Prasad(3)	1,117,940	0.67		-	-		-	-		-	-
Mr. K. Satish Reddy(3)	898,432	0.54		-	-		-	-		-	-
Ms. Kalpana Morparia(3)	10,800	0.01		-	-		-	-		-	-
Dr. Bruce L.A. Carter (ADRs) (3)	7,800	0.00		-	-		-	-		-	-
Mr. Prasad R. Menon(3)	-	-		-	-		-	-		-	-
Mr. Sridar Iyengar(3)	-	-		-	-		-	-		-	-
Mr. Bharat N. Doshi(3)	1,000	0.00		-	-		-	-		-	-
Mr. Leo Puri(3)	-	-		-	-		-	-		-	-
Ms. Shikha Sharma(3)	-	-		-	-		-	-		-	-
Mr. Allan Oberman(3)	-	-		-	-		-	-		-	-
Mr. Erez Israeli (ADRs)	-	-	Rs.	2,814	44,900	Rs.	1,982	102,960	Rs.	5	22,510

			FMV Value				Par Value
Name	No. of Shares Held (1) (2)	% of Outstanding Capital	Exercise Price	No. of options held(4)	Exercise Price	No. of options held(4)	Exercise Price	No. of options held(4)
Mr. Saumen Chakraborty	45,125	0.03	2,814	7,300	2,607	10,900	5	7,900
Mr. M.V. Ramana	23,876	0.01	2,814	5,600	2,607	8,400	5	6,680
Mr. Ganadhish Kamat	4,072	0.00	2,814	2,100	2,607	6,300	5	3,824
Dr. Anil Namboodiripad (ADRs)	12,328	0.01	-	-	-	-	5	8,600
Ms. Archana Bhaskar	1,600	0.00	2,814	4,500	2,607	6,800	5	6,600
Mr. Sanjay Sharma	-	-	2,814	4,000	2,607	5,900	5	1,600
Mr. Sauri Gudlavalleti	776	0.00	2,814	3,200	2,607	3,900	5	3,668
Mr. P. Yugandhar	2,000	0.00	2,814	3,200	2,607	3,450	5	3,068
Mr. Raymond de Vre	10,879	0.01	2,814	4,600	2,607	7,300	5	9,989
Mr. Deepak Sapra	4,462	0.00	2,814	3,200	2,607	3,900	5	2,886
Mr. Marc Kikuchi (ADRs)	-	-	2,814	2,600	-	-	5	25,500
Mr. Patrick Aghanian (ADRs)	-	-	-	-	-	-	5	3,820

(1)	Shares held in their individual name only.
(2)	All shares have voting rights.
(3)	Not eligible for grant of stock options.
(4)	The options vest on various dates between the year ending March 31, 2021 and the year ending March 31, 2024. The options expire after five years from the date of vesting. Each of the options results in the issuance of one equity share upon its exercise.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADSs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”) and the Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”). During the year ended March 31, 2020, options to purchase ordinary shares and ADSs were awarded to various of our executive officers and other employees under the DRL 2002 Plan and the DRL 2007 Plan. Such awards consisted of an aggregate of 139,078 options granted having an exercise price of Rs.5 per share or ADS, and an aggregate of 61,700 options granted at a fair market value based exercise price of Rs.2,814 per share. Each such option granted had an expiration date of five years from the vesting date, and each grant provided for time-based vesting in 25% increments over four years.

Under the DRL 2018 Plan, an aggregate of 167,500 and 2,400 options were granted at fair market value, having an average exercise price of Rs.2,814 per share and Rs.3,031 per share, respectively. The Dr. Reddy’s Employees ESOS Trust was formed to support the DRL 2018 Plan by acquiring, including through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. Under the DRL 2018 Plan, out of the 405,600 options granted at fair market value, the Dr. Reddy’s Employees ESOS Trust has purchased 397,100 shares at an average rate of Rs.2,540 for transferring the shares to such employees upon exercise of these options.

For the years ended March 31, 2020 and 2019, Rs.521 million and Rs.389 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2020, there was Rs.515 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.93 years. For further information regarding our options and stock option incentive plans, see Note 28 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2020, a total of 26.75% of our equity shares were held by the following parties:

•	Mr. G.V. Prasad (Co-Chairman and Managing Director);

•	Mr. K. Satish Reddy (Chairman of the Board);

•	Mrs. K. Samrajyam, mother of Mr. K. Satish Reddy, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”); and

•	Dr. Reddy’s Holdings Limited (formerly known as Dr. Reddy’s Holdings Private Limited), a company in which the APS Trust owns 83.11% of the equity and the remainder is held by Mr. G.V. Prasad HUF, Mr. K. Satish Reddy individually and as HUF and the Family Members. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of the APS Trust. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS trust.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2020:

	Equity Shares Beneficially Owned(1)
Name	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited(2)	41,325,300	24.87%
Mr. G.V. Prasad(2)	1,117,940	0.67%
Mr. K. Satish Reddy(2)	898,432	0.54%
Family Members	1,116,856	0.67%
Subtotal	44,458,528	26.75%
Others/public float	121,713,554	73.25%
Total number of shares outstanding	166,172,082	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provides that shares are beneficially owned by any person who has voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)	The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

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

Note that our Board of Directors and shareholders have approved the merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited, as more particularly described in Note 38 to our consolidated financial statements.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2020		March 31, 2019		March 31, 2018
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited(1)	41,325,300	24.87%	41,325,300	24.88%	41,083,500	24.76%
Life Insurance Corporation of India and Associates	8,468,983	5.10%	6,486,864	3.91%	7,361,709	4.44%
Mitsubishi -UFJ Financial Group, Stewart and their associates (formerly First State Investments Management (UK) Limited, Commonwealth Bank of Australia and their associates) (2)	7,540,098	4.54%	11,838,598	7.13%	10,726,942	6.47%

(1)	Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited, as described in footnote (2) to the table on the preceding page.

(2)	In addition to the equity shares disclosed in the above table, Mitsubishi-UFJ Financial Group, Stewart and their associates held an additional 253,449 ADSs of our company as of March 31, 2020, bringing their total percentage of equity shares held to 4.69%.

As of March 31, 2020, we had 166,172,082 outstanding equity shares. As of March 31, 2020, there were 119,168 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2020, 14.10% of our issued and outstanding equity shares were held by ADS holders. On March 31, 2020 we had approximately 58 registered shareholders and 15,561 beneficial shareholders of record in the United States.

7.B. Related party transactions

Refer to Note 29 of our consolidated financial statements.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firms
•	Consolidated statement of financial position as of March 31, 2020 and 2019
•	Consolidated income statement for the years ended March 31, 2020, 2019 and 2018
•	Consolidated statement of comprehensive income for the years ended March 31, 2020, 2019 and 2018
•	Consolidated statement of changes in equity for the years ended March 31, 2020, 2019 and 2018
•	Consolidated statement of cash flows for the years ended March 31, 2020, 2019 and 2018
•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2020, our export revenues (i.e., revenues from all geographies other than India) were Rs.142,511 million, and accounted for 82% of our total revenues.

Legal Proceedings

Refer to Note 32 of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2018, 2019 and 2020, we paid cash dividends of Rs.20 per equity share, Rs.20 per equity share and Rs.20 per equity share, respectively. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. At our Board of Directors’ meeting held on May 20, 2020, the Board of Directors proposed a dividend per share of Rs.25 and aggregating to Rs.4,154 million, all of which is subject to the approval of our shareholders.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

See Item 9.C “Markets” below. See also Exhibit 2.2 (“Description of the Securities”) to this Annual Report on Form 20-F.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Markets on Which Our Shares Trade

Our equity shares are traded on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and National Stock Exchange of India Limited (“NSE”), (collectively, the “Indian Stock Exchanges”) under the ticker symbols “500124” and “DRREDDY”, respectively. Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”) under the ticker symbol “RDY.” Each ADS represents one equity share. Our ADSs began trading on the NYSE on April 11, 2001. Our shareholders approved the delisting of our shares from the Hyderabad Stock Exchange Limited, The Ahmedabad Stock Exchange Limited, The Madras Stock Exchange Limited and The Calcutta Stock Exchange Association Limited at the general shareholders meeting held on August 25, 2003.

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

For a further discussion of the Memorandum and Articles of Association, see Exhibit 2.2 (“Description of the Securities”) to this Annual Report on Form 20-F.

10.C. Material contracts

Except as otherwise disclosed in the exhibits to this Annual Report, and other than the contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries is a party that are to be performed in whole or in part at or after the filing of this Form 20- F.

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

Foreign Direct Investment

FEMA empowers the Reserve Bank of India (the “RBI”) to frame regulations to prohibit, restrict or regulate the transfer or issuance of any security by a person resident outside India. These regulations were published as the Foreign Exchange Management (Transfer or Issue of Security by a Person resident Outside India) Regulations, 2017. The Central Government superseded these regulations on October 17, 2019 through its notification of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019.

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

These regulations also contain provisions regarding sector specific guidelines for foreign direct investment and the levels of permitted equity participation. The total foreign investment shall not exceed the sectoral or statutory cap limit indicated for each sector. In sectors or activities for which no sectoral or statutory cap limit is indicated or not prohibited under these regulations, foreign investment is permitted up to 100% under the automatic route, subject to applicable laws/regulations, security and other conditions.

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

The Ministry of Finance abolished the Foreign Investment Promotion Board in May 2017 and the processing of applications for Foreign Direct Investment and approval of the Government thereon under the Policy and FEMA, was transferred to be handled by the concerned Ministries/Departments in consultation with the Department for Promotion of Industry and Internal Trade.

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

Portfolio Investments by FPIs

The regime permitting Portfolio Investments by FIIs was previously governed by the SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “2014 FPI Regulations”). Further with a view to ease investments by FPIs, the 2014 FPI Regulations were amended through the SEBI (Foreign Portfolio Investors) Regulations, 2019, which was notified on September 23, 2019 (the “2019 FPI Regulations” and, together with the 2014 FPI Regulations, the “FPI Regulations”).

A person which has been registered as a FPI under chapter II of the 2019 FPI Regulations may purchase or sell capital instruments of an Indian company on a recognized stock exchange in India as well as purchase shares and convertible debentures offered to the public under the FPI Regulations.

A FPI is defined as any investment made by a person resident outside India in capital instruments where such investment is (a) less than 10% of the post issue paid-up equity capital on a fully diluted basis of a listed Indian company or (b) less than 10% of the paid up value of each series of capital instruments of a listed Indian company. FPIs are subject to ownership limits in Portfolio Investments, as further described below, and only certain categories of FPIs may invest or deal in exchange traded derivative contracts approved by SEBI from time to time. FPIs are required to be registered with the designated depositary participant on behalf of SEBI subject to compliance with “Know Your Customer” rules.

The 2019 FPI Regulations have categorized FPIs based on regulatory status and country of residence — that is, whether the entity is from a Financial Action Task Force (“FATF”) member country. The operating guidelines have provided guidance on re-categorization of FPIs. While Category-I FPIs under the 2014 FPI Regulations would remain the same, the former Category-II FPIs have been re-characterized under the 2019 FPI Regulations as Category-I or –II, depending upon their eligibility.

A FPI may purchase or sell capital instruments of an Indian company on a recognized stock exchange in India as well as purchase shares and convertible debentures offered to the public under the FPI Regulations.

Further, a FPI may sell shares or convertible debentures so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 2018. A FPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the central government or any state government of India; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with SEBI (ICDR) Regulations, 2018.

Ownership restrictions

The SEBI and the RBI regulations restrict portfolio investments in Indian companies by FIIs, NRIs and FPIs, all of which we refer to as “foreign portfolio investors.” Under current Indian law, FPIs may in the aggregate hold not more than 24.0% of the equity shares of an Indian company, and NRIs in the aggregate may hold not more than 10.0% of the shares of a publicly traded Indian company through portfolio investments.

The Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (the "NDI Rules") has brought about a substantial change in the Schedule II to the NDI Rules, stating that effective as of April 1, 2020, the aggregate limit would be the sectoral cap applicable to such Indian company. An Indian company may, with the approval by resolution of its board of directors and by special resolution of its members: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24%, 49% or 74%, as it deems fit, or (ii) increase the aggregate limit to 49% or 74%, or the sectoral cap or statutory ceiling, as it deems fit. However, once the aggregate limit is increased, the limit cannot be reduced later.

If a FPI’s investments exceed the prescribed limits, the FPI will have the option to divest its excess holdings within 5 trading days, failing which the entire investment in the company will be considered a Foreign Direct Investment (“FDI”). If the investment falls under a category where FDI is prohibited, the aggregate FPI limit is capped at 24%.

No single FPI may hold more than 10.0% of the shares of an Indian company and no single NRI may hold more than 5.0% of the shares of an Indian company. If multiple entities have at least 50% overlap in their ownership (direct or ultimate beneficial owners), then such entities shall be treated as part of the same group and the above percentage of FPI investment limit shall apply to the entire group as if they were a single FPI.

On September 24, 2001, our shareholders have passed a resolution enhancing the limits of portfolio investment by FIIs in the aggregate to 49%. NRIs in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments. Holders of ADSs are not subject to the rules governing FPIs unless they convert their ADSs into equity shares.

As of March 31, 2020, FIIs and FPIs collectively held 30.15% of our equity shares and NRIs held 0.99% of our equity shares.

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

Every acquirer, who together with persons acting in concert with such acquirer, holds shares or voting rights entitling such acquirer to exercise 25% or more of the voting rights in a target company, has to disclose to the target company and to stock exchanges in which the shares of the target company are listed, their aggregate shareholding and voting rights as of the thirty-first day of March, in such target company within seven working days from the end of the fiscal year of that company.

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

Subsequent transfer of shares

A person resident outside India holding the shares or debentures of an Indian company may transfer the equity instruments held by him, in compliance with the conditions specified in the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 ("NDI Rules"), as follows:

(i)	A person resident outside India who is not a NRI, an overseas citizen of India or a former Overseas Corporate Body (“OCB”), may transfer by way of sale or gift, the equity instruments held by him to any person resident outside India;

(ii)	A NRI may transfer by way of sale or gift, the equity instruments held by that person to another NRI or to any person resident outside India; or

(iii)	A person resident outside India holding the equity instruments of an Indian company in accordance with the NDI Rules, (a) may transfer such equity instrument to a person resident in India by way of sale or gift; or (b) may sell such equity instrument on a recognized Stock Exchange in India through a registered broker.

In enacting the NDI Rules, the Central Government superseded the Foreign Exchange Management (Transfer or Issue of Securities by a person Resident Outside India) Regulations, 2017.

The NDI Rules give the readers a consolidated view of the transfer or issue of securities by a person resident outside India and also clarifies several aspects of FDI. These regulations aim towards further simplification and provide greater clarity on differentiation between FDI and FPI.

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

SEBI introduced a framework for the issuance of Depository Receipts (“DRs”) by companies listed on stock exchanges in India and for the “permissible securities” underlying any such DR issuance (“DR Framework”), pursuant to its circular dated October 10, 2019. The requirements for issuance of DRs set out in the DR Framework are in addition to the requirements under the Companies Act, 2013 and rules thereunder, the 2014 Scheme and the foreign exchange regulations. The key aspects provided under the DR framework are:

•	Eligible Issuer –Only a Company incorporated in India and listed on a recognized stock exchange in India is allowed to issue and only their holders may transfer permissible securities, as the underlying securities for issuance of DRs.

•	Permissible Holders – Indian residents and NRIs are not allowed to be permissible holders or beneficial owners of DRs.

•	Obligations of Listed Company – The listed company must comply with applicable laws and regulations and ensure that only permissible securities are issued as the underlying securities for any DR issuance.

•	Minimum Public Shareholding – In the case of issuance of new DRs, the listed company shall ensure that the limit on foreign holding of permissible securities as prescribed under applicable FEMA regulations is not exceeded and shall comply with the minimum public shareholding norms in India, after excluding the permissible securities held by the depository.

•	Minimum Price - The minimum price for the issuance or transfer of permissible securities is the price applicable to the corresponding mode of issue (i.e., public offer, preferential allotment or qualified institutions placement) to domestic investors in India under applicable laws.

The jurisdictions where DRs may be issued and exchanges where DRs may be listed pursuant to the DR Framework were notified pursuant to a circular dated November 28, 2019. While the DR framework for listed entities has been operationalized, further amendments and requirements may be notified from time to time.

Under the DR framework, ‘permissible securities’ has also been defined to mean “equity shares and debt securities, which are in a dematerialized form and rank pari passu with the securities issued and listed on a Recognized stock exchange“. Previously, under the 2014 Depository Receipts Scheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities.

The Department of Economic Affairs, Ministry of Finance made amendments to certain provisions of the Securities Contracts (Regulation) Rules, 1957 pursuant to Securities Contracts (Regulation) (Amendment) Rules, 2015, on February 25, 2015. An amended, the “public shareholding” for our equity shares held by the public includes shares underlying depository receipts if the holder of such depository receipts has the right to issue voting instruction and such depository receipts are listed on an international stock exchange in accordance with the Depository Receipts Scheme.

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

The Finance Act 2020 amended section 6 of the Income-tax Act. Pursuant to the amended provision, an individual shall be treated as a resident in India in a given fiscal year if such individual (i) is a citizen or person of Indian origin, (ii) has total income, other than income from foreign sources, exceeding fifteen lakh rupees (Rs.1,500,000) during such fiscal year, and (iii) stays in India for 120 days or more during such fiscal year (rather than 182 days or more as stated above).

It also amended Section 6 of the Income–tax Act to deem an Indian citizen to be a resident of India if such individual (i) is not liable to tax in any country or territory by reason of his or her domicile, residence or similar criteria, and (ii) has total income, other than income from foreign sources, that exceeds fifteen lakh rupees (Rs.1,500,000).

Any Indian citizen or person of Indian origin becoming a resident of India in view of the above two amendments under the Finance Act 2020, will be treated as “not ordinarily resident”. “Income from foreign sources" means income which accrues or arises outside India (except income derived from a business controlled in or a profession set up in India).

Pursuant to the amended provision of section 6 under the Finance Act 2016, a company is deemed to be a resident in India in any previous year, if (i) it is a company formed under the laws of India; or (ii) its place of effective management, in that year, is in India. For such purposes, "place of effective management" means a place where key management and commercial decisions that are necessary for the conduct of business of an entity as a whole are in substance made.

Individuals and companies that are not residents of India are treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions.

The Finance Act, 2020 made section 115-O and 115R of the Income-tax Act inoperative after April 1, 2020. Pursuant to this amendment, taxation of dividends declared by domestic company and income distributed by mutual funds that are equity oriented funds has been shifted from domestic companies/mutual funds to shareholders/unit holders. In essence, effective as of April 1, 2020, dividend distribution tax has been abolished and such dividend received will be taxable in the hands of shareholder/unit holder at their respective slab rates.

Consequently, section 10(34) and section 10(35) of the Income-tax Act, which provide exemption from taxation to shareholders/unit holders on dividend received from domestic company/mutual funds, became inoperative effective as of April 1, 2020. Also, section 115BBDA of the Income-tax Act, which provides for taxation of dividends received by specified assesses in excess of Rs.1,000,000, became inoperative effective as of April 1, 2020.

As the Finance Act, 2020 has shifted taxation of dividends from the distributor of dividends to the recipient, companies are under an obligation to withhold taxes at specified rates while making dividend payments to shareholders.

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

Capital gains are taxed as follows:

•	gains from a sale of ADSs outside India by a non-resident to another non-resident are not taxable in India;

•	long-term capital gains realized by a resident and an employee from the transfer of the ADSs will be subject to tax at the rate of 10%, plus the applicable surcharges and the education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, plus the applicable surcharges and the education cess;

•	long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10%, excluding the applicable surcharges and the Education Cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller; and

•	long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax. However, effective as of April 1, 2018, long-term capital gains on sales of equity shares in excess of Rs.100,000 are subject to tax at a rate of 10% without indexation. However, gains incurred on or prior to January 31, 2018 will be grandfathered. Consequently, the current exemption under Section 10(38) of the Income-tax Act has been withdrawn and short-term capital gain is taxed at 15%, excluding the applicable surcharges and the Education Cess, if the sale of such equity shares is settled on a recognized stock exchange and the applicable securities transaction tax (“STT”) is paid on such sale.

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

As per the Finance (No.2) Act, 2019, the rate of surcharge for every individual or HUF or association of persons or body of individuals, whether incorporated or not, or every artificial juridical person referred to in sub-clause (vii) of clause (31) of section 2 of the Income-tax Act, will be calculated as follows:

i.	At the rate of 10% of such tax, if the total income is exceeding Rs.5,000,000 but not exceeding Rs.10,000,000;
ii.	At the rate of 15% of such tax, if the total income is exceeding Rs.10,000,000 but not exceeding Rs.20,000,000;
iii.	At the rate of 25% of such tax, if the total income is exceeding Rs.20,000,000 but not exceeding Rs.50,000,000; and
iv.	At the rate of 37% of such tax, if the total income is exceeding Rs.50,000,000.

As per the Taxation laws (Amendment) Ordinance, 2019, the surcharge of 25%/37% introduced by the Finance (No.2) Act, 2019 shall not apply to capital gains arising on the sale of equity shares in a company or units of an equity oriented fund referred to in section 111A or 112A of the Income-tax Act. The enhanced surcharge of 25%/37% shall also not apply to the income of foreign institutional investors (FIIs) from securities referred to in section 115AD of the Income-tax Act.

These amendments are applicable for assessments from assessment year 2020-21 onwards.

Further as per finance Act, 2020, surcharge on dividend income shall not exceed 15%. This amendment is applicable from assessment year 2021-22.

The Finance Act, 2018 replaced the Education Cess, which imposed a 2% income tax, and the Secondary and Higher Education Cess, which imposed a 1% income tax, with a new Health and Education Cess, which imposes a 4% income tax.

The Finance Act, 2020, has inserted a new provision which provides an option to an individual or HUF to opt for a simplified regime with lower tax rates. However, a taxpayer opting for this simplified tax regime will not be eligible for specified deductions/exemptions.

This option may be exercised in the prescribed manner by an individual or HUF having business income on or before the due date specified under Section 139(1) for furnishing the return of income for fiscal year 2020-21 and such option, once exercised, shall apply to subsequent assessment years. In the case of an individual or HUF having no business income, this option may be exercised along with the income tax return required to be furnished under Section 139(1) every year.

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

As per Section 10(38) of the Income-tax Act, long-term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India and on which sale the STT has been paid are exempt from Indian tax. The Finance Act, 2017 amended section 10(38) to provide that exemption under this section for capital gains arising upon the transfer of equity shares acquired on or after October 1, 2004 shall not be available if STT is not chargeable on the acquisition of such equity shares, unless the acquisition of equity shares falls within the scope of certain STT payment exceptions specified by the Central Government in a notification. The Finance Act, 2018, withdrew the exemption under Section 10(38) effective as of April 1, 2018.

As per Section 111A of the Income-tax Act, short-term capital gains arising from the transfer of equity shares on or after October 1, 2004 in a company completed through a recognized stock exchange in India are subject to tax at a rate of 15%, plus the applicable surcharges and the education cess.As per the Finance Act, 2004, as modified by the Finance Act, 2008 and the Finance Act, 2013, in a sale and purchase of securities entered into through a recognized stock exchange, a Securities Transaction Tax (“STT”) may be imposed upon one or both of the parties as follows:

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

Buy-back of Securities. The Finance Act, 2013 inserted section 115QA to the Income-tax Act, which provides that unlisted companies are subject to tax on the buy-back of their securities. However, section 10(34A) of the Finance Act 2013 exempts shareholders from the gain, if any, arising from such transaction. The Finance Act (No.2), 2019, further amends this section to include such tax on the buyback of listed company shares. However, as per Taxation laws (Amendment) ordinance, 2019 which was subsequently enacted to The Taxation Laws (Amendment) Act, 2019 provisions of sec 115QA will not be applicable to Indian Companies which have already made a public announcement for the buy-back of listed shares before July 5, 2019 in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992, as amended from time to time. Further, section 10(34A) of the Income-tax Act was consequently amended to exempt income received by the shareholders on buyback of listed shares as well.

The Government of India promulgated the Taxation laws (Amendment) ordinance, 2019, which was subsequently enacted to The Taxation Laws (Amendment) Act, 2019. As per the amendment, existing domestic companies will have an option to pay tax at a concessional rate of 22% with applicable surcharge and health and education cess. However, the reduced tax rates come with consequential surrender of specified deductions/incentives. This option needs to be exercised before filing the income tax return and, once exercised, such option cannot be withdrawn for the same or subsequent years. For companies opting for this lower rate of tax regime, the minimum alternate tax (MAT) provisions would not be applicable. Companies that do not opt for the concessional tax rates will continue to be subject to MAT liability under section115JB. The current rate of MAT of 18.5% (plus surcharge and health and education cess) has been reduced to 15% (plus surcharge and health and education cess). These amendments are applicable for the assessments from fiscal years 2020-21 onwards.

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of Rs.10 per share certificate evidencing such underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder is also subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such duty is borne by the transferee. Shares must be traded in dematerialized form. The issuance or transfer of shares in dematerialized form is currently not subject to stamp duty. However with effect from July 1, 2020 issuance or transfer of shares in dematerialized form will also be subject to stamp duty of 0.005% or 0.015% respectively.

Wealth Tax. Wealth Tax was abolished effective as of April 1, 2015.

Gift Tax and Estate Duty. Currently, there are no gift taxes or estate duties. These taxes and duties could be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Goods and Service Tax. Brokerage fees or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a Goods and Service Tax (“GST”) of 18%. The stockbroker is responsible for collecting the GST from the shareholder and paying it to the relevant authority. Effective June 1, 2017, the Goods and Service Tax Act, 2017 was implemented across India and GST is applicable on such fees or commissions at the rate of 18%. In the former service tax regime, the service tax rate was 15% inclusive of all cess.

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

Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. holders with incomes exceeding $441,500 or, in the case of taxpayers filing joint tax returns, with incomes exceeding $496,600 which will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S holders with incomes less than $40,000 or, in the case of taxpayers filing joint returns, $80,000 will be subject to tax at the rate of 0% on such qualifying dividends. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2020. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADS), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, dividends would not be eligible for the preferential tax treatment applicable to qualified dividends income but would instead be taxable at rates applicable to ordinary income.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt. We are exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of our investments. Thus, our exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currency. The objective of market risk management is to avoid excessive exposure in our foreign currency revenues and costs.

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

Components of Market Risk

Foreign Exchange Rate Risk

Our foreign exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles, South African rands, Mexican pesos and Brazilian reals). A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecast transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2020:

Category	Instrument	Currency(1)	Cross Currency(1)	Amounts in millions		Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$	148	Sell
	Forward contract	RUB	INR	RUB	5,968	Sell
	Forward contract	GBP	INR	GBP	9	Sell
	Forward contract	AUD	INR	AUD	4	Sell
	Forward contract	CHF	INR	CHF	200	Sell
	Forward contract	ZAR	INR	ZAR	71	Sell
	Forward contract	CHF	U.S.$	CHF	200	Buy
	Forward contract	EUR	GBP	EUR	3	Sell
	Forward contract	EUR	U.S.$	EUR	6	Buy
	Forward contract	GBP	U.S.$	GBP	38	Buy
	Forward contract	U.S.$	AUD	U.S.$	5	Buy
	Forward contract	U.S.$	BRL	U.S.$	6	Buy
	Forward contract	U.S.$	CLP	U.S.$	4	Buy
	Forward contract	U.S.$	COP	U.S.$	4	Buy
	Forward contract	U.S.$	KZT	U.S.$	11	Buy
	Forward contract	U.S.$	MXN	U.S.$	2	Buy
	Forward contract	U.S.$	RON	U.S.$	7	Buy
	Forward contract	U.S.$	RUB	U.S.$	6	Buy
	Forward contract	U.S.$	UAH	U.S.$	19	Buy
	Forward contract	U.S.$	INR	U.S.$	140	Sell
Hedges of highly probable forecast transactions	Option contract	U.S.$	INR	U.S.$	270	Sell

(1)	“INR” means Indian rupees, “U.S.$” means United States dollars, “RON” means Romanian new leus, “GBP” means U.K. pounds sterling, “AUD” means Australian dollars, “CHF” means Swiss francs, “ZAR” means South African rands, “BRL” means Brazilian reals, “CLP” means Chilean pesos, “COP” means Colombian pesos, “KZT” means Kazakhstan tenges, “MXN” means Mexican pesos, “EUR” means Euros, “UAH” means Ukrainian hryvnias and “RUB” means Russian roubles.

Sensitivity Analysis of Exchange Rate Risk.

In respect of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.1,203/(1,740) million increase/(decrease) in our hedging reserve and an approximately Rs.2,070/(1,745) million increase/(decrease) in our net profit from such contracts as at March 31, 2020.

For a detailed analysis of our foreign exchange rate risk, please refer to Notes 30 and 31 in our consolidated financial statements.

Commodity Rate Risk

Our exposure to market risk with respect to commodity prices primarily arises from our purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products whose prices may fluctuate significantly over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Costs of raw materials forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies. As of March 31, 2020, we have not entered into any material derivative contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk

As at March 31, 2020, our floating interest rate loans were as follows: Rs.10,971 million of loans carrying a floating interest rate ranging from 1 Month LIBOR plus 12.5 bps to 1 Month LIBOR plus 82.7 bps; Rs.4,000 million of loans carrying a floating interest rate 1 Month India Treasury Bill plus 60 bps; Rs.1,627 million of loans carrying a floating interest rate 3 Month LIBOR plus 55 bps; Rs.1,579 million of loans carrying a floating interest rate of TIIE+1.25%; and Rs.63 million of loans carrying a floating interest rate of 1 Month JIBAR plus 120 bps. These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile.

The interest rate profile of our short-term borrowings from banks is as follows:

	As at March 31,
	2020		2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	U.S.$	1 Month LIBOR + 12.5 to 16 bps	U.S.$	1 Month LIBOR + 25 to 40 bps
	INR	1 Month T-bill + 60 bps	-	-
Other working capital borrowings	U.S.$	1 Month/3 Months LIBOR + 55 to 78 bps	U.S.$	1 Month LIBOR + 65 to 95 bps
	RUB	7.05%	RUB	8.22%
	ZAR	1Month JIBAR+120 bps	ZAR	1Month JIBAR+120 bps
	MXN	TIIE + 1.25%	MXN	TIIE + 1.25%
	INR	7.75%	-	-
	BRL	7.25%	-	-
	-	-	UAH	21.50%

The interest rate profile of our long-term borrowings (other than obligations under leases) is as follows:

	As at March 31,
	2020		20119
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Foreign currency borrowings	U.S.$	1 Month LIBOR + 82.7 bps	U.S.$	1 Month LIBOR + 70 to 105 bps
	-	-	EUR	0.81%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia, “BRL” means Brazilian reals, “EUR” means Euros and “ZAR” means South African rand.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “JIBAR” means the Johannesburg Interbank Average Rate and “T-bill” means India Treasury Bill.

Maturity profile.

The aggregate maturities of interest-bearing long-term borrowings (other than obligations under leases), based on contractual maturities, as of March 31, 2020 are as follows:

Maturing in the year ending March 31,(1)	(All amounts in Rupees millions)
2021	Rs.	3,783
	Rs.	3,783

(1)	Long-term debt obligations disclosed in the above table do not reflect any netting of transaction costs amounting to Rs.0 million.

Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and term deposits (i.e., certificates of deposit). Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.

For the year ended March 31, 2020, every 10% increase or decrease in the floating interest rate component (i.e., LIBOR, JIBAR, T-bill and TIIE) applicable to our loans and borrowings would affect our net profit by Rs.41 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Deposit Agreement

For a discussion of the Deposit Agreement, see Exhibit 2.2 (“Description of the Securities”) to this Annual Report on Form 20-F.

Fees and Charges for Holders of American Depositary Shares

J.P. Morgan Chase Bank, N.A., as the depositary for our ADSs (the “Depositary”), collects fees for the issuance and cancellation of ADSs from the holders of our ADSs, or intermediaries acting on their behalf, against the deposit or withdrawal of ordinary shares in the custodian account. The Depositary also collects the following fees from holders of ADRs or intermediaries acting in their behalf:

Category (as defined by SEC)	Depositary actions	Associated Fee
(a) Depositing or substituting the underlying shares	Issuing ADSs upon deposits of shares, including deposits and issuances in respect of share distributions, stock splits, rights, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new shares deposited.
(b) Receiving or distributing dividends	Distribution of dividends.	U.S.$0.02 or less per ADS (U.S.$2.00 per 100 ADSs).
(c) Selling or exercising rights	Distribution or sale of securities.	U.S.$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.
(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the shares withdrawn.

Category (as defined by SEC)	Depositary actions	Associated Fee
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts.	U.S.$1.50 per ADS.
(f) General depositary services, particularly those charged on an annual basis.	Other services performed by the depositary in administering the ADSs.	U.S.$0.02 per ADS (or portion thereof) not more than once each calendar year.
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

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2020, the Depositary reimbursed us for an amount of U.S.$ 500,390. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2022, we are required to repay to the Depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2020.

Category of expenses	Amount reimbursed during the year ended March 31, 2020
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$ 500,390
Listing fees	None
Investor relations	None
Advertising and public relations	None
Broker reimbursements	None

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Modification in the rights of security holders

None.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Co-Chairman and Managing Director and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).

Based on this evaluation, our Co-Chairman and Managing Director and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2020, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Co-Chairman and Managing Director and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2020 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2020.

The effectiveness of our internal control over financial reporting as of March 31, 2020 has been audited by Ernst & Young Associates LLP (“EY”), the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/G.V. Prasad	/s/Saumen Chakraborty
Co-Chairman and Managing Director	President and Chief Financial Officer

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dr. Reddy’s Laboratories Limited and subsidiaries’ internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Dr. Reddy’s Laboratories Limited and subsidiaries’ (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), consolidated balance sheets of the Company as of March 31, 2020 and 2019, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended March 31 2020, and the related notes and our report dated June 15, 2020 expressed an unqualified opinion thereon.

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

June 15, 2020

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Associates LLP served as our independent registered public accountant for the years ended March 31, 2020 and 2019 for which audited statements appear in this Annual Report.

The following table sets forth the aggregate fees paid to Ernst & Young Associates LLP and the various member firms of Ernst & Young Associates LLP in the years ended March 31, 2020 and 2019.

	For the year ended March 31,
Type of Service	2020		2019		Description of Services
	(Rs. in millions)
Audit fees	Rs.	76.0	Rs.	68.2	Audit and review of financial statements
Audit related fees		2.1		2.1	Statutory certifications and other matters
Tax fees		13.1		10.7	Tax and transfer pricing related services
Total	Rs.	91.2	Rs.	81.0

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 27, 2018, pursuant to the special resolution approved by our shareholders at the Annual General Meeting, we formed the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder.

Tabulated below are the details of the shares acquired under such plan.

Period	Total Number of Equity Shares Purchased	Average Price Paid per Equity Share		Maximum number of Equity Shares that may yet be purchased under the Plans or Programs
May 2019	179,124	Rs.	2,645.72	2,102,900

Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs: Out of the total 397,100 equity shares held by the ESOS Trust, 1,150 equity shares were transferred to an employee after exercise of stock options granted under the Dr. Reddy’s Employees Stock Option Scheme, 2018.

Refer to Note 28 of these financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

We filed our most recent annual written affirmation, in the form specified by the NYSE, on June 6, 2019. We filed the requisite interim written affirmations consequent to the appointment of Mr. Leo Puri as a member of our audit committee and the end of the term of Dr. Omkar Goswami as an Independent Director and member of our audit committee, in the form specified by the NYSE, on August 5, 2019.
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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2020 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firms	123

• Consolidated statements of financial position as of March 31, 2020 and 2019	127

• Consolidated income statements for the years ended March 31, 2020, 2019 and 2018	128

• Consolidated statements of comprehensive income for the years ended March 31, 2020, 2019 and 2018	129

• Consolidated statements of changes in equity for the years ended March 31, 2020, 2019 and 2018	130

• Consolidated statements of cash flows for the years ended March 31, 2020, 2019 and 2018	132

• Notes to the consolidated financial statements	133

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited (and subsidiaries) (the Company) as of March 31, 2020 and 2019, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years ended March 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 15, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amount of intangible assets, intangible assets under development and goodwill

Description of the matter

As described in Notes 12, 13, 3(f) and 3(i) to the consolidated financial statements, at March 31, 2020, the Company has intangible assets, including intangible assets under development, of Rs.27,659 million and goodwill of Rs.3,994 million. These assets are tested for impairment annually or when events or changes in circumstances indicate that the asset might be impaired. Goodwill is tested for impairment at the reporting unit level.

Auditing the Company's impairment assessments is complex due to the significant estimation required in determining the recoverable amount, being the higher of the value in use and fair value less costs to sell. The Company's methodologies for estimating the recoverable value of these assets involve significant assumptions and inputs, including projected financial information for net sales and operating profit by product, and discount rates, all of which are sensitive to and affected by economic, industry, and company-specific qualitative factors. These significant assumptions and inputs are forward-looking and could be affected by future economic and market conditions.

How we addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls in assessing the carrying value of goodwill, intangible assets and intangible assets under development. For example, we tested management’s controls over the review of methodologies used, significant assumptions and inputs as described above, and completeness and accuracy of the data used in the measurements.

To test the estimated recoverable value of these assets, we performed audit procedures that included, among others, assessing the methodologies used by management in deriving the recoverable value, testing the significant assumptions and the underlying data used by the Company in its analyses. We compared the significant assumptions to current industry, market and economic trends, to the Company's historical results, and to other relevant data. We also performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable values of these assets resulting from hypothetical changes in underlying assumptions.

We also used an internal valuation specialist to assist in our evaluation of the methodologies used and significant assumptions and inputs used to determine the recoverable value of certain intangible assets under development. In addition, we tested the mathematical accuracy of the models.

Contingencies, including litigations, and uncertain tax positions

Description of the matter

As described in Note 32 to the consolidated financial statements, the Company is involved in disputes, lawsuits, claims, anti-trust, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent, tax and commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a liability for those legal contingencies for which it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount is reasonably estimable. The Company assisted by their external legal counsel assesses the need to make provision or disclose a contingency on a case-to-case basis considering the underlying facts of each matter. The Company measures and accrues for uncertain tax positions using either the most likely amount or the expected value amount, depending on which method expects to better predict the resolution of the uncertainty.

Auditing management's determination of whether a loss for a contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgment. Auditing management’s analysis of the Company’s uncertain tax positions was subjective due to the significant judgments made by management to determine the provisions for tax uncertainties, based on interpretations of tax laws and legal rulings.

How we addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls in assessing the completeness, valuation, presentation and disclosure of legal and tax contingencies. For example, this included testing controls related to the Company's process for identification, recognition, measurement and disclosure of tax and legal contingencies.

To test the Company's legal and tax contingencies, our substantive audit procedures included, among others, testing the completeness of the legal and tax contingencies subject to evaluation by the Company. We also evaluated the Company's analysis of its assessment of the probability of outcome for each material legal contingency through inspection of responses to inquiry letters sent to both internal and external legal counsel, discussions with internal and external legal counsel to confirm our understanding of the allegations, and obtaining written representations from executives of the Company.

Our internal tax professionals assisted us in assessing the nature and amount of the tax positions and assessed the technical merits of the Company’s tax positions based on the correspondence, assessments and settlements from the relevant tax authorities. We also evaluated the Company’s income tax disclosures in relation to these matters.

Rebates, discounts, chargebacks, and other deductions in Revenue

Description of the matter

As described in Note 3(l) and 21 to the consolidated financial statements, revenues from product sales are recognized upon transfer of control to a customer, generally upon delivery, net of accruals for estimated rebates, wholesaler chargebacks, discounts, returns and other deductions, (collectively sales deductions), which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled.

Auditing the estimation of sales deductions, which are netted against product sales, is complex and requires significant judgment. The estimated sales deductions are based on current contractual terms, market events and trends, and internal and external historical data, which may not be representative of actual sales deductions that will be processed.

How we addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes. This included, for example, testing controls over management’s review of significant assumptions and inputs used in the estimate of sales deductions, including actual sales, contractual terms, historical experience, actual wholesaler inventory levels of the Company’s products, and estimated wholesaler’s sales subject to sales deductions. We also tested management’s controls over the accuracy and completeness of the estimates used to calculate the final sales deductions.

To test management’s estimated sales deductions, we obtained management’s calculations for the respective estimates and performed the following procedures, among others. We tested management’s estimates over the determination of sales deductions accruals by comparing the rates used in management’s estimate to rates in the underlying contracts and historical sales deductions data. We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns, and where relevant to current payment trends. We also considered the historical accuracy of the management’s estimates in prior years, and to assess the estimated amounts, we evaluated trends in actual sales and discount accrual balances. We also tested the underlying data used in management's calculations for accuracy and completeness, which included inspection of source data supporting the inventory levels, rebate claims paid subsequent to period end, and volume discounts settled during the period.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2018.

Hyderabad, India

June 15, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Dr. Reddy’s Laboratories Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated income statement, statement of comprehensive income, changes in equity, and cash flows of Dr. Reddy’s Laboratories Limited, and its subsidiaries and joint ventures (the Company) for the year ended March 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

We served as the Company’s auditor from 2001 to 2018

Hyderabad, India
June 15, 2018

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2020		March 31, 2020		March 31, 2019
		Unaudited convenience translation into U.S.$ (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	6	U.S.$	27	Rs.	2,053	Rs.	2,228
Other investments	7		314		23,687		22,529
Trade and other receivables	8		667		50,278		39,869
Inventories	9		465		35,066		33,579
Derivative financial instruments	30		15		1,105		360
Tax assets			58		4,379		3,400
Other current assets	10		183		13,802		12,536
Total current assets		U.S.$	1,729	Rs.	130,370	Rs.	114,501
Non-current assets
Property, plant and equipment	11	U.S.$	694	Rs.	52,332	Rs.	54,088
Goodwill	12		53		3,994		3,902
Other intangible assets	13		367		27,659		44,367
Trade and other receivables	8		23		1,737		113
Investment in equity accounted investees	14		37		2,763		2,529
Other investments	7		4		328		813
Deferred tax assets	24		162		12,214		4,168
Other non-current assets	10		11		844		946
Total non-current assets		U.S.$	1,351	Rs.	101,871	Rs.	110,926
Total assets		U.S.$	3,081	Rs.	232,241	Rs.	225,427
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	15	U.S.$	221	Rs.	16,659	Rs.	14,553
Short-term borrowings	16		218		16,441		12,125
Long-term borrowings, current portion	16		57		4,266		4,256
Provisions	17		50		3,800		4,166
Tax liabilities			8		573		181
Derivative financial instruments	30		21		1,602		68
Bank overdraft	6		1		91		-
Other current liabilities	18		390		29,382		24,351
Total current liabilities		U.S.$	966	Rs.	72,814	Rs.	59,700
Non-current liabilities
Long-term borrowings	16	U.S.$	17	Rs.	1,304	Rs.	22,000
Deferred tax liabilities	24		4		275		610
Provisions	17		1		54		52
Other non-current liabilities	18		37		2,806		2,868
Total non-current liabilities		U.S.$	59	Rs.	4,439	Rs.	25,530
Total liabilities		U.S.$	1,025	Rs.	77,253	Rs.	85,230
Equity
Share capital	19	U.S.$	11		Rs.831	Rs.	830
Treasury shares			(13)		(1,006)		(535)
Share premium			113		8,495		8,211
Share-based payment reserve			16		1,233		990
Capital redemption reserve			2		173		173
Retained earnings			1,913		144,247		128,646
Other components of equity			13		1,015		1,882
Total equity		U.S.$	2,056	Rs.	154,988	Rs.	140,197
Total liabilities and equity		U.S.$	3,081	Rs.	232,241	Rs.	225,427

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in millions, except share and per share data)

		For the Years Ended March 31,
Particulars	Note	2020		2020		2019		2018
		Unaudited convenience translation into U.S.$ (See Note 2(d))
Revenues	21	U.S.$	2,316	Rs.	174,600	Rs.	153,851	Rs.	142,028
Cost of revenues			1,069		80,591		70,421		65,724
Gross profit			1,247		94,009		83,430		76,304
Selling, general and administrative expenses			665		50,129		48,680		46,857
Research and development expenses			204		15,410		15,607		18,265
Impairment of non-current assets			222		16,767		210		53
Other income, net	22		(57)		(4,290)		(1,955)		(788)
Total operating expenses			1,035		78,016		62,542		64,387
Results from operating activities (A)			212		15,993		20,888		11,917
Finance income			33		2,461		2,280		2,897
Finance expense			(13)		(983)		(1,163)		(817)
Finance income, net (B)	23		20		1,478		1,117		2,080
Share of profit of equity accounted investees, net of tax (C)	14		7		561		438		344
Profit before tax [(A)+(B)+(C)]			239		18,032		22,443		14,341
Tax (expense)/benefit, net	24		19		1,466		(3,648)		(4,535)
Profit for the year			259		19,498		18,795		9,806
Earnings per share:	20
Basic earnings per share of Rs.5/- each		U.S.$	1.56	Rs.	117.63	Rs.	113.28	Rs.	59.13
Diluted earnings per share of Rs.5/- each		U.S.$	1.56	Rs.	117.40	Rs.	113.09	Rs.	59.00

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2020		2020		2019		2018
	Unaudited convenience translation into U.S.$ (See Note 2(d))
Profit for the year	U.S.$	259	Rs.	19,498	Rs.	18,795	Rs.	9,806
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(6)	Rs.	(469)	Rs.	(403)		-
Actuarial gains on post-employment benefit obligations		1		57		10		39
Tax impact on above items		(0)		(22)		(414)		(12)
Total of items that will not be reclassified to the consolidated income statement	U.S.$	(6)	Rs.	(434)	Rs.	(807)	Rs.	27
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	(0)	Rs.	(7)	Rs.	-	Rs.	(5,160)
Foreign currency translation adjustments		4		311		(53)		(32)
Foreign currency translation reserve re-classified to the income statement on disposal of foreign operation		-		-		(113)		-
Effective portion of changes in fair value of cash flow hedges, net		(13)		(951)		180		(82)
Tax impact on above items		3		232		(55)		1,394
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	(6)	Rs.	(415)	Rs.	(41)	Rs.	(3,880)
Other comprehensive loss for the year, net of tax	U.S.$	(11)	Rs.	(849)	Rs.	(848)	Rs.	(3,853)
Total comprehensive income for the year	U.S.$	247	Rs.	18,649	Rs.	17,947	Rs.	5,953

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital			Share premium		Treasury Shares		Share based payment reserve		Fair value reserve(1)			Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2019	Rs.	830		Rs.	8,210	Rs.	(535)	Rs.	990	Rs.	(1,910)		Rs.	4,032	Rs.	156	Rs.	173	Rs.	(395)	Rs.	128,646	Rs.	140,197
Profit for the year	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-		Rs.	-	Rs.	-	Rs.	-		Rs.-	Rs.	19,498	Rs.	19.498
Net change in fair value of equity and debt instruments		-			-		-		-		(495)			-		-		-		-		19 (2)		(476)
Foreign currency translation adjustments		-			-		-		-		-			311		-		-		-		-		311
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.232		-			-		-		-		-			-		(719)		-		-		-		(719)
Actuarial gain on post-employment benefit obligations, net of tax expense of Rs.22		-			-		-		-		-			-		-		-		35		-		35
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(495)		Rs.	(311)	Rs.	(719)	Rs.	-	Rs.	35	Rs.	19,517	Rs.	18,649
Issue of equity shares on exercise of options	Rs.	1		Rs.	285	Rs.	3	Rs.	(278)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	11
Share-based payment expense		-			-				521		-			-		-		-		-		-		521
Purchase of treasury shares, net		-			-		(474)		-		-			-		-		-		-		-		(474)
Dividend paid (including corporate dividend tax)		-			-				-		-			-		-		-		-		(3,916)		(3,916)
Total contributions and distributions	Rs.	1		Rs.	285	Rs.	(471)	Rs.	243	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,916)	Rs.	(3,858)
Changes in ownership interests	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Total transactions with owners of the Company (C)	Rs.	1		Rs.	285	Rs.	(471)	Rs.	243	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,916)	Rs.	(3,858)
Balance as of March 31, 2020 [(A)+(B)+(C)]	Rs.	831		Rs.	8,495	Rs.	(1,006)	Rs.	1,233	Rs.	(2,405)		Rs.	4,343	Rs.	(563)	Rs.	173	Rs.	(360)	Rs.	144,247	Rs.	154,988
Convenience translation into U.S.$ (See note 2(d))	U.S.$	11		U.S.$	113	U.S.$	(13)	U.S.$	16	U.S.$	(32)		U.S.$	58	U.S.$	(8)	U.S.$	2	U.S.$	(5)	U.S.$	1,913	U.S.$	2,056

Balance as of April 1, 2018	Rs.	830		Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,046)		Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865	Rs.	126,460
Adjustment on account of transition to IFRS 9(3)		-			-		-		-		(50)			-		-		-		-		(12)		(62)
Adjusted balance as of April 1, 2018(A)	Rs.	830		Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,096	)(4)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,853	Rs.	126,398
Profit for the year	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	18,795	Rs.	18,795
Net change in fair value of equity instruments, net of tax expense of Rs.411		-			-		-		-		(814)			-		-		-		-		-		(814)
Foreign currency translation adjustments, net of tax benefit of Rs.14(5)		-			-		-		-		-			(152)		-		-		-		-		(152)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.69		-			-		-		-		-			-		111		-		-		-		111
Actuarial gain on post-employment benefit obligations, net of tax expense of Rs.3		-			-		-		-		-			-		-		-		7		-		7
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(814)		Rs.	(152)	Rs.	111	Rs.	-	Rs.	7	Rs.	18,795	Rs.	17,947
Issue of equity shares on exercise of options	Rs.	-	*	Rs.	420	Rs.	-	Rs.	(420)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Share-based payment expense		-			-		-		389		-			-		-		-		-		-		389
Purchase of treasury shares		-			-		(535)		-		-			-		-		-		-		-		(535)
Dividend paid (including corporate dividend tax)		-			-		-		-		-			-		-		-		-		(4,002)		(4,002)
Total contributions and distributions	Rs.	-		Rs.	420	Rs.	(535)	Rs.	(31)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,002)	Rs.	(4,148)
Changes in ownership interests	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Total transactions with owners of the Company (C)	Rs.	-		Rs.	420	Rs.	(535)	Rs.	(31)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,002)	Rs.	(4,148)
Balance as of March 31, 2019 [(A)+(B)+(C)]	Rs.	830		Rs.	8,210	Rs.	(535)	Rs.	990	Rs.	(1,910)		Rs.	4,032	Rs.	156	Rs.	173	Rs.	(395)	Rs.	128,646	Rs.	140,197

[Continued on next page]

* Rounded to the nearest million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share capital		Share premium		Treasury Shares		Share based payment reserve		Fair value reserve		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2017 (A)	Rs.	829	Rs.	7,359	Rs.	-	Rs.	998	Rs.	2,744	Rs.	4,233	Rs.	86	Rs.	173	Rs.	(429)	Rs.	108,051	Rs.	124,044
Total comprehensive income
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	9,806	Rs.	9,806
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.1,370		-		-		-		-		(3,790)		-		-		-		-		-		(3,790)
Foreign currency translation adjustments, net of tax expense of Rs.17		-		-		-		-		-		(49)		-		-		-		-		(49)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.41		-		-		-		-		-		-		(41)		-		-		-		(41)
Actuarial gain on post-employment benefit obligations, net of tax expense of Rs.12		-		-		-		-		-		-		-		-		27		-		27
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,790)	Rs.	(49)	Rs.	(41)	Rs.	-	Rs.	27	Rs.	9,806	Rs.	5,953
Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	1	Rs.	431	Rs.	-	Rs.	(431)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1
Share-based payment expense		-		-		-		454		-		-		-		-		-		-		454
Dividend paid (including corporate dividend tax)		-		-		-		-		-		-		-		-		-		(3,992)		(3,992)
Total contributions and distributions	Rs.	1	Rs.	431	Rs.	-	Rs.	23	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,992)	Rs.	(3,537)
Changes in ownership interests	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Total transactions with owners of the Company (C)	Rs.	1	Rs.	431	Rs.	-	Rs.	23	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,992)	Rs.	(3,537)
Balance as of March 31, 2018 [(A)+(B)+(C)]	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,046)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865	Rs.	126,460

The accompanying notes form an integral part of these consolidated financial statements.

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.
(2)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.
(3)	Consists of mark to market gains on mutual funds amounting to Rs.50, offset by an impairment loss of Rs.62 on trade receivables. The net impact of Rs.12 was recognized in retained earnings.
(4)	Represents mark to market gain or loss on available-for-sale financial instruments (under IAS 39) recognized in other comprehensive income (“OCI”). The amount will be retained in OCI and will be re-classified to retained earnings only on disposal of these investments.
(5)	Includes gain of Rs.113 re-classified from foreign currency translation reserve to the income statement on disposal of a foreign operation.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2020		2020		2019		2018
	Unaudited convenience translation into U.S.$ (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the year	U.S.$	259	Rs.	19,498	Rs.	18,795	Rs.	9,806
Adjustments for:
Income tax expense/(benefit)		(19)		(1,466)		3,648		4,535
Fair value changes and profit on sale of mutual funds		(12)		(929)		(773)		(2,270)
Depreciation and amortization		165		12,472		12,190		11,710
Impairment of non-current assets		222		16,767		210		53
Allowance for credit losses (on trade receivables and other advances)		3		190		420		155
(Gain)/loss on sale or de-recognition of property, plant and equipment and other intangible assets, net		1		68		(1,264)		55
Share of profit of equity accounted investees		(7)		(561)		(438)		(344)
Foreign exchange gain, net		(29)		(2,168)		(1,588)		(296)
Interest expense, net		1		95		119		248
Equity settled share-based payment expense		7		521		389		454
Dividends income		(0)		(5)		-		-
Changes in operating assets and liabilities:
Trade and other receivables		(165)		(12,446)		1,797		(2,097)
Inventories (Refer to Note 9 for inventory write downs)		(20)		(1,487)		(4,480)		(287)
Trade and other payables		21		1,576		398		2,501
Other assets and other liabilities, net		64		4,821		4,122		(3,433)
Cash generated from operations		490		36,946		33,545		20,790
Income tax paid, net		(94)		(7,105)		(4,841)		(2,761)
Net cash from operating activities	U.S.$	396	Rs.	29,841	Rs.	28,704	Rs.	18,029
Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$	(64)	Rs.	(4,846)	Rs.	(6,955)	Rs.	(9,291)
Proceeds from sale of property, plant and equipment		2		131		1,265		139
Expenditures on other intangible assets		(17)		(1,269)		(1,421)		(1,752)
Proceeds from sale of other intangible assets		3		259		885		-
Purchase of other investments		(1,485)		(111,918)		(78,573)		(68,429)
Proceeds from sale of other investments		1,482		111,704		76,291		64,038
Dividends received from equity accounted investees		5		392		-		-
Interest and dividend received		8		624		781		412
Net cash used in investing activities	U.S.$	(65)	Rs.	(4,923)	Rs.	(7,727)	Rs.	(14,883)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)	U.S.$	0	Rs.	4	Rs.	- *	Rs.	1
Purchase of treasury shares		(6)		(474)		(535)		-
Proceeds from/(repayment of) short-term borrowings, net (Refer to Note 16)		56		4,235		(15,126)		(18,025)
(Repayment of)/proceeds from long-term borrowings, net (Refer to Note 16)		(304)		(22,918)		-		19,064
Payment of principal portion of lease liabilities (Refer to Note 16)		(6)		(482)		(56)		(157)
Dividend paid (including corporate dividend tax)		(52)		(3,916)		(4,002)		(3,992)
Interest paid		(21)		(1,608)		(1,607)		(1,331)
Net cash used in financing activities	U.S.$	(334)	Rs.	(25,159)	Rs.	(21,326)	Rs.	(4,440)
Net decrease in cash and cash equivalents		(3)		(241)		(349)		(1,294)
Effect of exchange rate changes on cash and cash equivalents		(0)		(25)		35		57
Cash and cash equivalents at the beginning of the year		30		2,228		2,542		3,779
Cash and cash equivalents at the end of the year	U.S.$	26	Rs.	1,962	Rs.	2,228	Rs.	2,542

* Rounded to the nearest million.

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

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as at and for the year ended March 31, 2020 comply in all material aspects with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2020. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 14, 2020.

b. Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	financial assets are measured either at fair value or at amortized cost, depending on the classification;

•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long-term borrowings are measured at amortized cost using the effective interest rate method;

•	share-based payments are measured at fair value;

•	investments in joint ventures are accounted for using the equity method; and

•	right-of-use the assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

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

d. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2020 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.75.39, as published by the Federal Reserve Board of Governors on March 31, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 2(c) — Assessment of functional currency;
•	Notes 3(a) and 14 — Evaluation of joint arrangements;
•	Notes 3(c), 30 and 31 — Financial instruments;
•	Notes 3(d) — Business combinations;
•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;
•	Notes 3(g) – determination of cost for right-of-use assets and lease term;
•	Notes 3(h) and 9— Valuation of inventories;
•	Notes 3(i), 11, 12 and 13— Measurement of recoverable amounts of cash-generating units;
•	Notes 3 (j) and 27 — Assets and obligations relating to employee benefits;
•	Notes 3 (j) and 28— Share-based payments;
•	Note 3(k) — Provisions and other accruals;
•	Note 3(l) — Measurement of transaction price in a revenue transaction (Sales returns, rebates and chargeback provisions);
•	Note 3(o) — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax position; and

•	Note 32 — Contingencies

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

g. Prior period

Prior period amounts have been reclassified to conform to the current year classification.

 DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies

New Standards adopted by the Company

IFRS 16, “Leases”

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. IFRS 16 replaces the existing standard on leases (i.e., IAS 17, “Leases”) effective for accounting periods beginning on or after January 1, 2019. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained.

Impact of the implementation of IFRS 16 on the Company:

The Company adopted IFRS 16 effective as of April 1, 2019. IFRS 16, “Leases” changed the financial statements of the Company as the majority of leases for which the Company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognized on the statements of financial position. The lease liability reflects the net present value of the remaining lease payments adjusted for payments made before the commencement date, lease incentives and other items related to the lease agreement, and the right-of-use asset corresponds to the lease liability.

Upon adoption of the new standard, a portion of the annual operating lease costs, which was previously fully recognized as a functional expense, is recorded as interest expense. In addition, the portion of the lease payments which represents the reduction of the lease liability is recognized in the statements of cash flows as an outflow from financing activities, which was previously fully recognized as an outflow from operating activities.

The Company implemented the new standard on April 1, 2019, and applied the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, adjusted by the amount of the prepaid or accrued lease payments relating to those leases recognized in the statements of financial position immediately before the date of initial application and will not restate prior years.

The Company elected to use the transition practical expedient that allows the standard to be applied only to contracts previously identified under IAS 17, “Leases” and the contracts assessed using the guidance available under IFRIC 4, “Determining Whether an Arrangement Contains a Lease”.

The Company also elected to use the recognition exemption for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”) and lease contracts for which the underlying asset is of low value (“low value assets”).

On April 1, 2019, the Company recognized lease liabilities of Rs.1,335 (presented as part of borrowings) and right-of-use assets of Rs.1,153, after adjustments of Rs.182 towards lease incentives and other items related to the lease agreement as at March 31, 2019 (presented as part of Property, plant and equipment).

Consequently, the Company has recognized an amount of Rs.491 in depreciation expense and Rs.230 in finance costs for the year ended March 31, 2020.

Adoption of the new standard had no impact upon leases for which the Company is a lessor.

IFRIC 23, “Uncertainty over Income Tax Treatments”

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, “Uncertainty over Income Tax Treatments”, which clarifies how the recognition and measurement requirements of IAS 12, “Income Taxes”, are applied where there is uncertainty over income tax treatments. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

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

The Company applied the interpretation effective April 1, 2019 using the modified retrospective approach. The adoption of IFRIC 23 did not have any material impact on the consolidated financial statements of the Company.

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

Changes in ownership interests

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

Loss of Control

Upon loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any NCIs and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in the consolidated income statement. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently, depending on the level of influence retained, it is accounted for as an equity-accounted investee or as an investment measured at fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”) under IFRS 9, “Financial Instruments”.

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

Accounting policies relating to financial instruments for periods after March 31, 2018

The Company’s accounting policies relating to financial instruments for periods after March 31, 2018 are as follows:

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

c. Financial instruments (continued)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Debt instruments at amortized cost;
•	Debt instruments at FVTOCI;
•	Debt instruments, derivatives and equity instruments at FVTPL; and
•	Equity instruments measured at FVTOCI.

Debt instruments at amortized cost

A “debt instrument” is measured at the amortized cost if both the following conditions are met:

a)	the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b)	contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method and are subject to impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on de-recognition is recognized directly in the consolidated income statement and presented in other income/(losses),net. The losses arising from impairment are recognized in the consolidated income statement. This category generally applies to trade and other receivables.

Debt instrument at FVTOCI

A “debt instrument” is classified as at the FVTOCI if both of the following criteria are met:

a)	the objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and

b)	the asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in the other comprehensive income (“OCI”). However, the Company recognizes interest income, impairment losses and reversals and foreign exchange gain or loss in the consolidated income statement. On de-recognition of the asset, cumulative gain or loss previously recognized in OCI is reclassified to the consolidated income statement. Interest earned while holding a FVTOCI debt instrument is reported as interest income using the effective interest rate method.

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

Equity investments

All equity investments within the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies, are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Company makes such election on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

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

De-recognition

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

c. Financial instruments (continued)

Loans and borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in consolidated income statement over the period of the borrowings using the effective interest method.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate . The effective interest rate amortization is included as finance costs in the consolidated income statement.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de-recognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated income statement.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Ukrainian hryvnias and Euros.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain or loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and reclassified to the consolidated income statement as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions.

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

Accounting policies relating to financial instruments for periods ending on or prior to March 31, 2018

The Company’s accounting policies relating to financial instruments for periods ending on or prior to March 31, 2018 are as follows:

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

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Ukrainian hryvnias and Euros.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

e. Property, plant and equipment (continued)

Depreciation

Depreciation is recognized in the consolidated income statement on a straight line basis over the estimated useful lives of property, plant and equipment. The depreciation expense is included in the costs of the functions using the asset. Land is not depreciated but subject to impairment.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively. The estimated useful lives are as follows:

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

The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the consolidated income statement as incurred. As of March 31, 2020, none of the development expenditure amounts has met the aforesaid recognition criteria.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

f. Goodwill and other intangible assets (continued)

In-Process Research and Development assets (“IPR&D”)	Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development assets (“IPR&D”). IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated income statement under "Impairment of non-current assets".

Subsequent expenditure

Other intangible assets	Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated income statement as incurred.
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

Amortization

Amortization is recognized in the consolidated income statement on a straight-line basis over the estimated useful lives of intangible assets. The amortization expense is recognized in the income statement in the expense category that is consistent with the function of the intangible asset. Intangible assets that are not available for use are amortized from the date they are available for use.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

g. Leases

As explained in the introduction to this Note 3 above (see New Standards adopted by the Company- IFRS 16,“Leases”), the Company has changed its accounting policy for leases where the Company is the lessee. The new policy is described below. Refer to such introduction to this Note 3 for the impact of the change in accounting policy.

Accounting policies relating to leases for periods ending on or after April 1, 2019

The Company's accounting policies relating to leases for periods ending on or after April 1, 2019 are as follows:

The Company assesses at contract inception whether a contract is or contains a lease, which applies if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset at the commencement date of the lease - i.e., the date the underlying asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments to be made over the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Company under residual value guarantees;

•	the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the group, then the lessee’s incremental borrowing rate is used. Such borrowing rate is calculated as the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. The Company’s lease liabilities are included in borrowings.

Lease payments are allocated between principal and interest cost. The interest cost is charged to consolidated income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment, comprised of the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in consolidated income statement. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

The right-of-use assets are initially recognized on the statements of financial position at cost, which is calculated as the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

Accounting policies relating to leases for periods ending on or prior to March 31, 2019

The Company’s accounting policies relating to leases for periods ending on or prior to March 31, 2019 are as follows:

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

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

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

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market interest rates on government bonds are used. The current service cost of the defined benefit plan, recognized in the consolidated income statement in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognized immediately in the consolidated income statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated income statement. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise.

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

Other long-term employee benefits

The Company’s net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognized in the consolidated income statement in the period in which they arise.

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

l. Revenue

The Company’s revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Accounting policies relating to revenue for periods after March 31, 2018

The Company’s accounting policies relating to revenue for periods after March 31, 2018 are as follows:

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

Revenue in an amount equal to the base sale price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more components, the Company accounts for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

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

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and are accrued when the prices of certain products decline as a result of increased competition or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

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

Accounting policies relating to revenue for periods ending on or prior to March 31, 2018

The Company’s accounting policies relating to revenue for periods ending on or prior to March 31, 2018 are as follows:

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

l. Revenue (continued)

Revenue in an amount equal to the base sale price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available. Otherwise, recognition is deferred to a subsequent period pending satisfaction of such collectability and measurability requirements. In measuring the amount of profit share revenue to be recognized for each period, the Company uses all available information and evidence, including any confirmations from the business partner of the profit share amount owed to the Company, to the extent made available before the date the Company’s Board of Directors authorizes the issuance of its financial statements for the applicable period.

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

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and are accrued when the prices of certain products decline as a result of increased competition or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

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

Current and deferred tax is recognized in consolidated income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

o. Income tax (continued)

Accruals for uncertain tax positions require management to make judgments of potential exposures. Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount, depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognized unless the tax positions will probably be accepted by the tax authorities. This is based upon management’s interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

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

r. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Co-Chairman and Managing Director of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

s. Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in consolidated income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

t. Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

Amendments to IFRS 9 and IFRS 7 in response to IBOR reform

In September 2019, the International Accounting Standards Board (“IASB”) published “Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7,” which amended certain of its requirements for hedge accounting. The amendments are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as interbank offered rates (“IBORs”).

The amendments revise the IASB’s new and old financial instruments Standards, IFRS 9, “Financial Instruments” and IAS 39, “Financial Instruments: Recognition and Measurement”, as well as the related Standard on disclosures, IFRS 7, “Financial Instruments: Disclosures”.

The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBORs reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties.

The amendments are effective as of January 1, 2020, although companies may choose to apply them earlier. The Company is in the process of evaluating the impact of such amendments on its consolidated financial statements.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Proprietary Products; and
•	Others.

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

Proprietary Products. This segment consists of the Company’s business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others. This segment consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited (“ADTL”), a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Segment information:		For the Year Ended March 31,
Reportable segments		Global Generics						PSAI						Proprietary Products
		2020		2019		2018		2020		2019		2018		2020		2019		2018
Revenues(1) (2)	Rs.	138,123	Rs.	122,903	Rs.	114,014	Rs.	25,747	Rs.	24,140	Rs.	21,992	Rs.	7,949	Rs.	4,750	Rs.	4,245
Gross profit	Rs.	78,449	Rs.	71,924	Rs.	67,190	Rs.	6,190	Rs.	6,128	Rs.	4,446	Rs.	7,744	Rs.	4,182	Rs.	3,799
Selling, general and administrative expenses
Research and development expenses
Impairment of non-current assets
Other income, net
Results from operating activities
Finance income, net
Share of profit of equity accounted investees, net of tax
Profit before tax
Tax (expense)/benefit, net
Profit for the year

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Segment reporting (continued)

[Continued from above table, first column repeated]

Segment information:	For the Year Ended March 31,
Reportable segments	Others						Total
	2020		2019		2018		2020		2019		2018
Revenues(1) (2)	Rs.	2,781	Rs.	2,058	Rs.	1,777	Rs.	174,600	Rs.	153,851	Rs.	142,028
Gross profit	Rs.	1,626	Rs.	1,196	Rs.	869	Rs.	94,009	Rs.	83,430	Rs.	76,304
Selling, general and administrative expenses								50,129		48,714		46,858
Research and development expenses								15,410		15,573		18,265
Impairment of non-current assets								16,767		210		52
Other income, net								(4,290)		(1,955)		(788)
Results from operating activities							Rs.	15,993	Rs.	20,888	Rs.	11,917
Finance income, net								1,478		1,117		2,080
Share of profit of equity accounted investees, net of tax								561		438		344
Profit before tax							Rs.	18,032	Rs.	22,443	Rs.	14,341
Tax (expense)/benefit, net								1,466		(3,648)		(4,535)
Profit for the year							Rs.	19,498	Rs.	18,795	Rs.	9,806

(1)	Revenues for the year ended March 31, 2020 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.5,910 (as compared to Rs.5,785 and Rs.5,492 for the years ended March 31, 2019 and 2018, respectively).

(2)	Effective July 1, 2017, Goods and Services Tax (“GST”) was introduced in India replacing the excise duty and various other taxes. Following the principles of IFRS 15, “Revenue from Contracts with Customers”, revenue from operations are disclosed net of GST. For periods prior to July 1, 2017, the excise duty amount was recorded as part of revenues with a corresponding amount recorded in the cost of revenues. Accordingly, revenues and cost of revenues for the years ended March 31, 2020 and 2019 are not comparable with those of the previous year presented.

Tabulated below are the details of excise duty included in revenues:

	For the Year Ended March 31,
	2020	2019		2018
Excise duty included in revenues	-	-	Rs.	173

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2020		2019		2018
India	Rs.	32,089	Rs.	28,804	Rs.	25,209
United States		76,028		69,299		68,124
Russia		16,900		15,299		12,610
Others		49,583		40,449		36,085
	Rs.	174,600	Rs.	153,851	Rs.	142,028

Analysis of revenues within the Global Generics segment:

An analysis of revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2020		2019		2018
Nervous System	Rs.	26,825	Rs.	19,726	Rs.	17,347
Gastrointestinal		19,394		19,250		19,153
Oncology		18,245		18,357		16,999
Cardiovascular		14,729		15,106		16,501
Pain Management		13,808		13,806		12,898
Respiratory		10,433		8,130		6,205
Anti-Infective		9,402		7,073		6,557
Others		25,287		21,455		18,354
Total	Rs.	138,123	Rs.	122,903	Rs.	114,014

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Segment reporting (continued)

Analysis of revenues within the PSAI segment:

An analysis of revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2020		2019		2018
Cardiovascular	Rs.	8,567	Rs.	7,019	Rs.	6,191
Pain Management		5,073		3,364		3,228
Nervous System		2,797		2,741		2,331
Oncology		1,798		2,212		1,650
Dermatology		1,370		1,622		1,606
Anti-Infective		1,097		1,247		1,968
Others		5,045		5,935		5,018
Total	Rs.	25,747	Rs.	24,140	Rs.	21,992

Analysis of assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2020		2019
India	Rs.	55,083	Rs.	57,205
Switzerland		18,204		33,536
United States		7,065		7,013
Germany		1,435		2,103
Others		5,010		5,241
	Rs.	86,797	Rs.	105,098

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2020		2019
India	Rs.	5,519	Rs.	5,341
Switzerland		1,025		1,112
United States		241		206
Others		688		787
	Rs.	7,473	Rs.	7,446

Analysis of depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2020		2019		2018
Global Generics	Rs.	3,666	Rs.	3,791	Rs.	3,606
PSAI		2,804		2,906		2,923
Proprietary Products		-		-		-
Others		71		71		66
	Rs.	6,541	Rs.	6,768	Rs.	6,595

Information about major customers

Revenues from two customers of the Company's Global Generics segment were Rs.14,164 and Rs.9,267, representing approximately 8% and 5%, respectively, of the Company’s total revenues for the year ended March 31, 2020.

Revenues from two customers of the Company's Global Generics segment were Rs.10,639 and Rs.10,024, each representing approximately 7% of the Company’s total revenues for the year ended March 31, 2019.

Revenues from two customers of the Company's Global Generics segment were Rs.13,486 and Rs.10,755, representing approximately 9% and 8%, respectively, of the Company’s total revenues for the year ended March 31, 2018.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

6. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2020		2019
Cash on hand	Rs.	2	Rs.	2
Balances with banks		1,807		2,102
Term deposits with banks (original maturities less than 3 months)		244		124
Cash and cash equivalents in the statement of financial position	Rs.	2,053	Rs.	2,228
Bank overdrafts used for cash management purposes		91		-
Cash and cash equivalents in the statement of cash flow	Rs.	1962	Rs.	2,228
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	111	Rs.	112
Other restricted cash balances		15		12

7.  Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, market linked debentures, commercial paper and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of March 31, 2020 and 2019 are as follows:

	As of March 31, 2020						As of March 31, 2019
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)
Current portion
In units of mutual funds	Rs.	13,686	Rs.	146	Rs.	13,832	Rs.	15,933	Rs.	307	Rs.	16,240
In bonds		1,851		-		1,851		5,272		-		5,272
In commercial paper		967		-		967		459		-		459
In market linked debentures		2,000		(7)		1,993		-		-		-
Term deposits with banks		5,044		-		5,044		558		-		558
	Rs.	23,548	Rs.	139	Rs.	23,687	Rs.	22,222	Rs.	307	Rs.	22,529
Non-current portion
In equity securities(1)	Rs.	2,701	Rs.	(2,397)	Rs.	304	Rs.	2,703	Rs.	(1,911)	Rs.	792
Others		24		-		24		21		-		21
	Rs.	2,725	Rs.	(2,397)	Rs.	328	Rs.	2,724	Rs.	(1,911)	Rs.	813

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 33 of these consolidated financial statements for further details.

(2)	Interest accrued but not due on bonds and debentures, commercial paper and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits and others	Amortized cost
Investments in market linked debentures	Fair value through other comprehensive income
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition)

8.   Trade and other receivables

	As of March 31,
	2020		2019
Current
Trade and other receivables, gross	Rs.	51,480	Rs.	41,041
Less: Allowance for credit losses		(1,202)		(1,172)
Trade and other receivables, net	Rs.	50,278	Rs.	39,869
Non-current
Trade and other receivables, gross(1)	Rs.	1,737	Rs.	113
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	1,737	Rs.	113

(1)	Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

8. Trade and other receivables (continued)

During the year ended March 31, 2019, the Company entered into an arrangement with a bank for the sale of its trade receivables. Under the arrangement, the Company sells to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer, including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables sold are generally lower than the total net amount of trade receivables. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same are derecognized in the statement of financial position. As on March 31, 2020 and 2019, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.9,049 (U.S.$120) and Rs.7,592 (U.S.$110), respectively.

In accordance with IFRS 9, the Company uses the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of IFRS 15. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers.

The details of changes in allowance for credit losses during the years ended March 31, 2020 and 2019, are as follows:

	For the Year Ended March 31,
	2020		2019
Balance at the beginning of the year	Rs.	1,172	Rs.	952
Adjustment on account of transition to IFRS 9		-		89
Adjusted balance at the beginning of the year	Rs.	1,172	Rs.	1,041
Provision made during the year, net of reversals		154		371
Trade and other receivables written off & exchange differences		(124)		(240)
Balance at the end of the year	Rs.	1,202	Rs.	1,172

9.   Inventories

Inventories consist of the following:

	As of March 31,
	2020		2019
Raw materials	Rs.	10,594	Rs.	8,920
Work-in-progress		6,806		7,201
Finished goods (includes stock-in-trade)		15,126		14,969
Packing materials, stores and spares		2,540		2,489
	Rs.	35,066	Rs.	33,579

Details of inventories recognized in the consolidated income statement are as follows:

	For the Year Ended March 31,
	2020		2019		2018
Raw materials, consumables and changes in finished goods and work in progress	Rs.	51,892	Rs.	40,932	Rs.	32,410
Inventory write-downs(1)		3,652		4,016		2,946

(1)	Following the Company’s decision to voluntarily recall all of its ranitidine medications sold in United States, due to confirmed contamination with N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA, the Company recognized Rs.373 as inventory write downs of ranitidine during the year ended March 31, 2020. Furthermore, an amount of Rs.239 was recognized (as a reduction from revenue) as a provision for refund liabilities arising out of the Company’s recall decision.

10. Other assets

Other assets consist of the following:

	As of March 31,
	2020		2019
Current
Balances and receivables from statutory authorities(1)	Rs.	4,445	Rs.	4,398
Export benefits receivable(2)		2,652		2,363
Prepaid expenses		950		951
Others(3)		5,755		4,824
	Rs.	13,802	Rs.	12,536
Non-current
Security deposits	Rs.	613	Rs.	562
Others		231		384
	Rs.	844	Rs.	946

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

10. Other assets (continued)

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), excise duty and value added tax, and from customs authorities of India.

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

(3)	Others primarily includes advances given to vendors and employees, security deposits, interest accrued but not due on investments, and claims receivable.

11.  Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as at April 1, 2018	Rs.	4,216	Rs.	22,441	Rs.	67,215	Rs.	5,544	Rs.	770	Rs.	100,186
Additions		3		1,476		6,002		707		125		8,313
Disposals(1) (2)		(51)		(892)		(2,444)		(541)		(120)		(4,048)
Effect of changes in foreign exchange rates		24		81		167		7		-		279
Balance as at March 31, 2019	Rs.	4,192	Rs.	23,106	Rs.	70,940	Rs.	5,717	Rs.	775	Rs.	104,730

Balance as at April 1, 2019	Rs.	4,192	Rs.	23,106	Rs.	70,940	Rs.	5,717	Rs.	775	Rs.	104,730
Recognition of right of use asset on initial application of IFRS 16		-		723		2		28		400		1,153
Adjusted balance as at April 1, 2019	Rs.	4,192	Rs.	23,829	Rs.	70,942	Rs.	5,745	Rs.	1,175	Rs.	105,883
Additions		4		997		4,278		497		295		6,071
Disposals		-		(55)		(706)		(253)		(179)		(1,193)
Effect of changes in foreign exchange rates		(73)		185		353		(24)		(80)		361
Balance as at March 31, 2020	Rs.	4,123	Rs.	24,956	Rs.	74,867	Rs.	5,965	Rs.	1,211	Rs.	111,122

Accumulated Depreciation
Balance as at April 1, 2018	Rs.	38	Rs.	6,343	Rs.	38,985	Rs.	4,505	Rs.	374	Rs.	50,245
Depreciation for the year		-		1,040		6,538		614		170		8,362
Impairment		12		59		17		1		-		89
Disposals(1)(2)		(50)		(612)		(1,945)		(523)		(102)		(3,232)
Effect of changes in foreign exchange rates		-		43		47		6		-		96
Balance as at March 31, 2019	Rs.	-	Rs.	6,873	Rs.	43,642	Rs.	4,603	Rs.	442	Rs.	55,560

Balance as at April 1, 2019	Rs.	-	Rs.	6,873	Rs.	43,642	Rs.	4,603	Rs.	442	Rs.	55,560
Depreciation for the year		-		1,306		6,404		562		368		8,640
Impairment		-		-		-		-		-		-
Disposals		-		(36)		(667)		(251)		(158)		(1,112)
Effect of changes in foreign exchange rates		-		65		223		(11)		(54)		223
Balance as at March 31, 2020	Rs.	-	Rs.	8,208	Rs.	49,602	Rs.	4,903	Rs.	598	Rs.	63,311

Net carrying value
As at April 1, 2018	Rs.	4,178	Rs.	16,098	Rs.	28,230	Rs.	1,039	Rs.	396	Rs.	49,941
As at March 31, 2019	Rs.	4,192	Rs.	16,233	Rs.	27,298	Rs.	1,114	Rs.	333	Rs.	49,170
Add: Capital-work-in-progress											Rs.	4,918
Total as at March 31, 2019											Rs.	54,088
As at March 31, 2020	Rs.	4,123	Rs.	16,748	Rs.	25,265	Rs.	1,062	Rs.	613	Rs.	47,811
Add: Capital-work-in-progress											Rs.	4,521
Total as at March 31, 2020											Rs.	52,332

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

11. Property, plant and equipment (continued)

(1)	Consequent to the Company’s plan to dispose of certain non-current assets, these assets were measured at the lower of their carrying value and their fair value less costs to sell, and Rs.94 had been recognized as impairment loss for the three months ended June 30, 2018.

During the three months ended September 30, 2018, the closing conditions were satisfied and the Company sold all of the issued and outstanding membership interests in Dr. Reddy’s Laboratories Tennessee, LLC and certain related assets. The sale resulted in a gain on disposal of Rs.110, which was recognized in the income statements under the heading “Other income, net” as gain on disposal of assets. The gain on disposal includes Rs.113 of foreign currency translation reserve reclassified to the income statements on disposal of foreign operations.

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

Capital commitments

As of March 31, 2020 and 2019, the Company was committed to spend Rs.4,888 and Rs.2,495, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2020 and 2019, the Company capitalized interest cost of Rs.52 and Rs.74, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2020 and 2019 was approximately 4.22% and 3.21%, respectively.

Assets acquired under finance leases

Property, plant and equipment includes Rs.463 of assets acquired (net of accumulated depreciation) under finance leases as of March 31, 2019.

Leases

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognized and the movements during the year.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as at April 1, 2019	Rs.	73	Rs.	840	Rs.	12	Rs.	-	Rs.	37	Rs.	962
Recognition of right of use asset on initial application of IFRS 16		-		723		2		28		400		1,153
Adjusted balance as at April 1, 2019	Rs.	73	Rs.	1,563	Rs.	14	Rs.	28	Rs.	437	Rs.	2,115
Additions		-		87		3		17		146		253
Disposals		-		(1)		-		-		(56)		(57)
Effect of changes in foreign exchange rates		5		39		1		-		3		48
Balance as at March 31, 2020	Rs.	78	Rs.	1,688	Rs.	18	Rs.	45	Rs.	530	Rs.	2,359

Accumulated Depreciation
Balance as at April 1, 2019	Rs.	-	Rs.	454	Rs.	12	Rs.	-	Rs.	33	Rs.	499
Depreciation for the year		-		267		1		13		210		491
Disposals		-		(1)		-		-		(41)		(42)
Effect of changes in foreign exchange rates		-		24		1		-		(3)		22
Balance as at March 31, 2020	Rs.	-	Rs.	744	Rs.	14	Rs.	13	Rs.	199	Rs.	970

Net carrying value
As at March 31, 2020	Rs.	78	Rs.	944	Rs.	4	Rs.	32	Rs.	331	Rs.	1,389

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

11. Property, plant and equipment (continued)

The following are the amounts recognized in income statement:

	For the Year Ended March 31,
	2020
Depreciation expense of right-of-use assets	Rs.	491
Interest expense on lease liabilities		230

The Company had total cash outflows for leases of Rs.972 during the year ended March 31, 2020. The maturity analysis of lease liabilities are disclosed in Note 16 of these consolidated financial statements.

12.  Goodwill

Goodwill arising upon business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2020 and 2019:

	As of March 31,
	2020		2019
Opening balance, gross	Rs.	20,176	Rs.	20,219
Effect of translation adjustments		102		(43)
Impairment loss(1)		(16,284)		(16,274)
Closing balance	Rs.	3,994	Rs.	3,902

(1)	The impairment loss of Rs.16,284 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company’s operating segment.

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

	As of March 31,
	2020		2019
PSAI-Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics-Complex Injectables		1,372		1,287
Global Generics-North America Operations		1,021		1,005
Global Generics-Branded Formulations		491		491
Others		113		122
	Rs.	3,994	Rs.	3,902

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a)	Estimated cash flows for five years, based on management’s projections.
b)	A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.
c)	The after tax discount rates used are based on the Company’s weighted average cost of capital.
d)	The after tax discount rates used range from 6.34% to 14.00% for various cash generating units. The pre-tax discount rates range from 8.80% to 18.12%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Product related intangibles		Customer related intangibles		Others		Total
Gross carrying value
Balance as at April 1, 2018	Rs.	82,187	Rs.	357	Rs.	2,997	Rs.	85,541
Additions		1,542		-		602		2,144
Disposals/De-recognitions(1)		(3,219)		(357)		-		(3,576)
Effect of changes in foreign exchange rates		1,461		-		1		1,462
Balance as at March 31, 2019	Rs.	81,971	Rs.	-	Rs.	3,600	Rs.	85,571

Balance as at April 1, 2019	Rs.	81,971	Rs.	-	Rs.	3,600	Rs.	85,571
Additions		1,641		-		165		1,806
Disposals/De-recognitions		(814)		-		(1)		(815)
Effect of changes in foreign exchange rates		4,532		-		2		4,534
Balance as at March 31, 2020	Rs.	87,330	Rs.	-	Rs.	3,766	Rs.	91,096

Amortization/impairment loss
Balance as at April 1, 2018	Rs.	39,289	Rs.	357	Rs.	1,230	Rs.	40,876
Amortization for the year		3,432		-		396		3,828
Impairment loss		116		-		-		116
Disposals/De-recognitions(1)		(2,815)		(357)		-		(3,172)
Effect of changes in foreign exchange rates		(445)		-		1		(444)
Balance as at March 31, 2019	Rs.	39,577	Rs.	-	Rs.	1,627	Rs.	41,204

Balance as at April 1, 2019	Rs.	39,577	Rs.	-	Rs.	1,627	Rs.	41,204
Amortization for the year		3,554		-		278		3,832
Impairment loss		16,757		-		-		16,757
Disposals/De-recognitions		(749)		-		(1)		(750)
Effect of changes in foreign exchange rates		2,392		-		2		2,394
Balance as at March 31, 2020	Rs.	61,531	Rs.	-	Rs.	1,906	Rs.	63,437

Net carrying value
As at April 1, 2018	Rs.	42,898	Rs.	-	Rs.	1,767	Rs.	44,665
As at March 31, 2019	Rs.	42,394	Rs.	-	Rs.	1,973	Rs.	44,367
As at March 31, 2020	Rs.	25,799	Rs.	-	Rs.	1,860	Rs.	27,659

(1)	Gain on disposal of assets for the year ended March 31, 2019 includes an amount of Rs.682 representing the profit on sale of intangible assets forming part of the Company’s Proprietary Products segment.

Details of significant separately acquired intangible assets as at March 31, 2020 are as follows:

Particulars of the asset	Acquired from	Carrying cost
ANDAs	Teva and an affiliate of Allergan	Rs.	9,813
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		5,072
Intellectual property rights relating to PPC-06 (tepilamide fumarate)	Xenoport, Inc		4,019
Habitrol ® brand	Novartis Consumer Health Inc.		1,936
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,838
Over the counter product brands	Ducere Pharma LLC		731
Beta brand	3i Group plc		578
Various ANDAs	Gland Pharma Limited		284

Interest capitalization

During the years ended March 31, 2020 and 2019, the Company capitalized interest cost of Rs.674 and Rs.655, respectively, with respect to certain qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2020 and 2019 ranged from 2.04% to 4.60% and from 1.98% to 4.12%, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Other intangible assets (continued)

In-process research and development assets (“IPR&D”)

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

	As of March 31,
	2020		2019
Opening balance	Rs.	24,610	Rs.	27,027
Add: Additions during the year(1)		950		1,171
Less: Capitalizations during the year(2)		(2,530)		(5,445)
Less: Impairments during the year		(13,379)		-
Effect of changes in exchange rates		1,336		1,857
Closing balance	Rs.	10,987	Rs.	24,610

(1)	During the year ended March 31, 2020, the Company acquired a portfolio of approved, non-marketed Abbreviated New Drug Applications (“ANDAs”) in the United States from Teva for a total consideration of Rs.277 (U.S.$4). The Company recognized these ANDAs acquired as product related intangibles.

(2)	During the year ended March 31, 2020, the products ramelton was available for use and are subject to amortization. Accordingly, the Company reclassified the amount from IPR&D to product related intangibles.

During the year ended March 31, 2019, the products buprenorphine and naloxone sublingual film and tobramycin were available for use and are subject to amortization. Accordingly, the Company reclassified the amount from IPR&D to product related intangibles.

Impairment losses recorded for the year ended March 31, 2020

Total impairment charges for the year ended March 31, 2020 were Rs.16,757 which were recorded in impairment of non-current assets in the consolidated income statement, of which Rs.11,137 was attributable to impairment of gNuvaring and the balance of Rs.5,620 was attributable to other product related intangibles.

Impairment of gNuvaring

During the year ended March 31, 2020, there were significant changes to the generics market for Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016. The changes include the launches by competitors of both generic and authorized generic versions of the product in December 2019. Due to these adverse market developments, as at December 31, 2019, the Company tested the carrying value of this product at the product cash generating unit (“CGU”) level, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount was determined by reference to the product’s value-in-use or fair value less costs to sell, whichever is higher. This resulted in the value-in-use being the recoverable value of the product. Accordingly, the Company recorded an impairment loss of Rs.11,137 (U.S.$156.5) for the year ended March 31, 2020. This impairment loss pertained to the Company’s Global Generics segment.

The carrying value of the asset after the impairment was Rs.3,269 (U.S.$43.2).

The Company used the discounted cash flow approach to calculate the value in use, with the assistance of independent appraisers. The key assumptions considered in the calculation are as follows:

a.	Weighted average of probability adjusted revenue projections, which take into consideration different scenarios such as the base case, the upside case and the downside case;
b.	Rate of generic penetration and estimated price erosion throughout the period;
c.	Estimate of useful life over which the product is expected to generate cash flows; and
d.	the net cash flows have been discounted based on a post-tax discounting tax rate of 8%.

Other intangible assets

In June 2019, the Company launched tobramycin inhalation solution, USP, a therapeutic equivalent generic version of TOBI® (tobramycin) Inhalation Solution, and in July 2019 the Company launched ramelteon tablets, 8 mg, a therapeutically equivalent generic version of Rozerem® (ramelteon, 8 mg) Tablets. Subsequent to their respective launches, both products experienced adverse market conditions, such as increased competition and reduced selling prices by competitors. As a result, the performance of the products was significantly lower than the Company’s prior estimates. Furthermore, the Company decided to drop the launch of its planned imiquimod cream product. Accordingly, the Company assessed the recoverable amount of intangible assets associated with these three products, and recognized an impairment loss of Rs.4,385 (U.S.$61.4) for the year ended March 31, 2020. These impairment losses pertained to the Company’s Global Generics segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Other intangible assets (continued)

In view of the specific triggers occurring in the year with respect to some other product related intangible assets forming part of the Company's Global Generics and Proprietary Products segments, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company recorded an amount of Rs.1,235 as impairment loss for the year ended March 31, 2020.

Impairment losses recorded for the year ended March 31, 2019

As a result of the Company’s decision to discontinue a few products pertaining to its Global Generics segment, product related intangibles of Rs.82 and Rs.34 were recorded as impairment loss for the year ended March 31, 2019 in the consolidated income statement.

Impairment losses recorded for the year ended March 31, 2018

As a result of the Company’s decision to discontinue a few products pertaining to its Global Generics segment, product related intangibles of Rs.20 and Rs.33 were recorded as impairment loss for the year ended March 31, 2018 in the consolidated income statement.

Consequent to the materiality of the amount involved, these impairment amounts have been disclosed separately in the consolidated income statements.

14. Investment in equity accounted investees

	As at March 31,
	2020		2019
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China	Rs.	2,714	Rs.	2,464
Equity shares held in DRES Energy Private Limited, India		49		65
	Rs.	2,763	Rs.	2,529

Details of the Company’s investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited:

Kunshan Rotam Reddy Pharmaceuticals Company Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2020 and 2019. Four directors of the Company are on the board of Reddy Kunshan, which consists of eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2020		2019		2018
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	6,925	Rs.	6,195	Rs.	4,933
Total non-current assets		732		374		347
Total assets	Rs.	7,657	Rs.	6,569	Rs.	5,280
Equity	Rs.	4,931	Rs.	4,448	Rs.	3,600
Total current liabilities		2,726		2,121		1,680
Total equity and liabilities	Rs.	7,657	Rs.	6,569	Rs.	5,280
Revenues	Rs.	7,679	Rs.	7,436	Rs.	5,482
Expenses		6,554		6,558		4,792
Profit for the year	Rs.	1,125	Rs.	878	Rs.	690
Company’s share of profits for the year	Rs.	577	Rs.	449	Rs.	354
Carrying value of the Company’s investment(1)	Rs.	2,714	Rs.	2,464	Rs.	2,029
Translation adjustment arising out of translation of foreign currency balances	Rs.	306	Rs.	241	Rs.	255

(1)	Includes Rs.181 representing the goodwill on acquisition of investment.

During the year ended March 31 2020, the Company recognized an amount of Rs.392, representing its share of dividend declared by the equity accounted investee, Reddy Kunshan. The amount of dividend is adjusted against the carrying amount of investment in the consolidated statement of financial position.

Details of the Company’s investment in DRES Energy Private Limited:

	As of/for the Year Ended March 31,
	2020		2019		2018
Carrying value of the Company’s investment	Rs.	49	Rs.	65	Rs.	75
Company’s share of profits for the year		(16)		(11)		(10)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

15. Trade and other payables

Trade and other payables consist of the following:

	As at March 31,
	2020		2019
Trade payables	Rs.	10,745	Rs.	10,296
Due to creditors for expenses		4,503		3,375
Due to capital creditors		1,411		882
	Rs.	16,659	Rs.	14,553

For details regarding the Company’s exposure to currency and liquidity risks, see Note 31 of these consolidated financial statements under “Liquidity risk”.

16. Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by certain of its subsidiaries in Switzerland, the United States, Russia, Mexico, South Africa and Brazil which are repayable within 6 to 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As at March 31,
	2020		2019
Pre-shipment credit	Rs.	10,432	Rs.	5,463
Other working capital borrowings		6,009		6,662
	Rs.	16,441	Rs.	12,125

The interest rate profile of short-term borrowings from banks is given below:

	As at March 31,
	2020		2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	U.S.$	1 Month LIBOR + 12.5 to 16 bps	U.S.$	1 Month LIBOR + 25 to 40 bps
	INR	1 Month T-bill + 60 bps	-	-
Other working capital borrowings	U.S.$	1Month/3 Months LIBOR + 55 to 78 bps	U.S.$	1 Month LIBOR + 65 to 95 bps
	RUB	7.05%	RUB	8.22%
	ZAR	1Month JIBAR+120 bps	ZAR	1Month JIBAR+120 bps
	MXN	TIIE + 1.25%	MXN	TIIE + 1.25%
	INR	7.75%	-	-
	BRL	7.25%	-	-
	-	-	UAH	21.50%

(3)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia, “BRL” means Brazilian reals and “ZAR” means South African rand.

(4)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “JIBAR” means the Johannesburg Interbank Average Rate and “T-bill” means India Treasury Bill.

Long-term borrowings

Long-term borrowings consist of the following:

	As of March 31, 2020				As of March 31, 2019
	Non-current		Current		Non-current		Current
Foreign currency borrowing by the parent company	Rs.	-	Rs.	3,783	Rs.	3,454	Rs.	1,729
Foreign currency borrowing by the Swiss subsidiary(1)		-		-		15,819		1,383
Foreign currency borrowing by the German subsidiary(2)		-		-		2,175		1,087
Obligations under leases/finance leases		1,304		483		552		57
	Rs.	1,304	Rs.	4,266	Rs.	22,000	Rs.	4,256

(1)	Swiss subsidiary refers to Dr. Reddy’s Laboratories, SA

(2)	German subsidiary refers to Reddy Holding GmbH

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

16. Loans and borrowings (continued)

During the year ended March 31, 2020, the Company repaid both the long-term borrowings of U.S.$250 in the Swiss subsidiary and EUR 42 in the German Subsidiary.

All of the foregoing loan agreements impose various financial covenants on the Company. As of March 31, 2020, the Company was in compliance with all such financial covenants.

The interest rate profiles of long-term borrowings (other than obligations under leases/finance leases) as at March 31, 2020 and 2019 were as follows:

	As at March 31,
	2020		2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Foreign currency borrowings	U.S.$	1 Month LIBOR + 82.7 bps	U.S.$	1 Month LIBOR + 70 to 105 bps
	-	-	EUR	0.81%

(1)	“U.S.$” means United States Dollars and “EUR” means Euros.

(2)	“LIBOR” means the London Inter-bank Offered Rate.

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2020 were as follows:

Maturing in the year ending March 31,(1)	Foreign currency loan		Obligations under leases		Total
2021	Rs.	3,783	Rs.	483	Rs.	4,226
2022		-		359		359
2023		-		267		267
2024		-		249		249
2025		-		286		286
Thereafter		-		143		143
	Rs.	3,783	Rs.	1,787	Rs.	5,570

(1)	Long-term debt obligations disclosed in the above table do not reflect any netting of transaction costs amounting to Rs.0.

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2019 were as follows:

Maturing in the year ending March 31,(1)	Foreign currency loan		Obligations under finance leases		Total
2020	Rs.	4,199	Rs.	57	Rs.	4,256
2021		6,621		65		6,686
2022		1,087		66		1,153
2023		13,831		70		13,901
2024		-		63		63
Thereafter		-		288		288
	Rs.	25,738	Rs.	609	Rs.	26,347

(1)	Long-term debt obligations disclosed in the above table do not reflect any netting of transaction costs amounting to Rs.91.

Obligations under finance leases (as per IAS 17)

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

16. Loans and borrowings (continued)

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.39,374 and Rs.47,134 as of March 31, 2020 and 2019, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2020:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	26,256	Rs.	12,125	Rs.	38,381
Recognition of right-of-use liability on initial application of IFRS 16		1,335		-		1,335
Recognition of right-of-use liability during the year		238		-		238
Payment of principal portion of lease liabilities		(482)		-		(482)
Borrowings made during the year		-		29,831		29,831
Borrowings repaid during the year		(22,918)		(25,596)		(48,514)
Currency translation adjustments		1,051		81		1,132
Others		90		-		90
Closing balance	Rs.	5,570	Rs.	16,441	Rs.	22,011

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2019:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	25,152	Rs.	25,466	Rs.	50,618
Payment of principal portion of lease liabilities		(56)		-		(56)
Borrowings made during the year		-		42,907		42,907
Borrowings repaid during the year		-		(58,033)		(58,033)
Currency translation adjustments		1,128		1,785		2,913
Others		32		-		32
Closing balance	Rs.	26,256	Rs.	12,125	Rs.	38,381

(1)	Includes current portion.

17. Provisions

The details of changes in provisions during the year ended March 31, 2020 are as follows:

Particulars	Refund Liability(1)		Environmental liability(2)		Legal and others(3)		Total
Balance as at beginning of the year	Rs.	3,581	Rs.	52	Rs.	585	Rs.	4,218
Provision made during the year, net of reversals		2,675		-		(37)		2,638
Provision used during the year		(3,224)		-		-		(3,224)
Effect of changes in foreign exchange rates		220		2		-		222
Balance as at end of the year	Rs.	3,252	Rs.	54	Rs.	548	Rs.	3,854
Current	Rs.	3,252	Rs.	-	Rs.	548	Rs.	3,800
Non-current		-		54		-		54
	Rs.	3,252	Rs.	54	Rs.	588	Rs.	3,854

(1)	Refund liability is accounted for by recording a provision based on the Company’s estimate of expected sales returns. See Note 3(l) of these consolidated financial statements for the Company’s accounting policy on refund liability.

(2)	As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.54). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the consolidated statements of financial position.

(3)	Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer to Note 32 (Contingencies) of these consolidated financial statements under “Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority - Litigation relating to Cardiovascular and Anti-diabetic formulations” for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Other liabilities

Other liabilities consist of the following:

	As at March 31,
	2020		2019
Current
Accrued expenses	Rs.	18,025	Rs.	15,178
Employee benefits payable		4,944		4,542
Statutory dues payable		980		722
Deferred revenue(1)		1,242		590
Advance from customers		668		761
Others		3,523		2,558
	Rs.	29,382	Rs.	24,351
Non-current
Deferred revenue(1)		1,956		2,002
Others		850		866
	Rs.	2,806	Rs.	2,868

(1)	Refer to Note 21 for details of deferred revenue.

19. Share Capital

	For the Year Ended March 31, 2020			For the Year Ended March 31, 2019
	Number	Amount		Number	Amount
Authorized share capital	240,000,000	Rs.	1,200	240,000,000	Rs.	1,200
Fully paid up share capital
Opening number of equity shares/share capital	166,065,948	Rs.	830	165,910,907	Rs.	830
Add: Equity shares issued pursuant to employee stock option plan(1)	106,134		1	155,041		-	*
Closing number of equity shares/share capital	166,172,082	Rs.	831	166,065,948	Rs.	830
Treasury shares(2)	395,950	Rs.	1,006	217,976	Rs.	535

* Rounded off to nearest million.

(1)	During the years ended March 31, 2020 and 2019, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share based payment reserve”was transferred to“share premium” in the consolidated statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. During the year ended March 31, 2020, an aggregate of 1,150 equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. All of the options exercised had an exercise price of Rs.2,607 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the consolidated statements of changes in equity.In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As at March 31, 2020 and 2019, the ESOS Trust had outstanding 395,950 and 217,976 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,006 and Rs.535, respectively. Refer to Note 28 of these financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

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

19. Share Capital (continued)

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on equity shares (including dividend tax on distribution of such dividends, if any) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The details of dividends paid by the Company are as follows:

	For the Year Ended March 31,
	2020		2019		2018
Dividend per share (in absolute Rs.)	Rs.	20	Rs.	20	Rs.	20
Dividend distribution tax on the dividend paid		602		682		675
Dividend paid during the year		3,314		3,320		3,317

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 20, 2020, the Board proposed a dividend of Rs.25 per share and aggregating to Rs.4,154, which is subject to the approval of the Company’s shareholders.

20. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2020, 2019 and 2018 was based on the profit attributable to equity shareholders of the Company, being Rs.19,498, Rs.18,795 and Rs.9,806, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2020		2019		2018
Number of equity shares at the beginning of the year (excluding treasury shares)		165,847,972		165,910,907		165,741,713
Effect of treasury shares held during the year		(154,020)		(100,672)		-
Effect of equity shares issued on exercise of stock options		64,432		103,801		103,695
Weighted average number of equity shares – Basic		165,758,384		165,914,036		165,845,408
Earnings per share of par value Rs.5 – Basic	Rs.	117.63	Rs.	113.28	Rs.	59.13

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2020		2019		2018
Weighted average number of equity shares – Basic		165,758,384		165,914,036		165,845,408
Dilutive effect of stock options outstanding(1)		323,601		278,718		340,144
Weighted average number of equity shares – Diluted		166,081,985		166,192,754		166,185,552
Earnings per share of par value Rs.5 – Diluted	Rs.	117.40	Rs.	113.09	Rs.	59.00

(1)	As at March 31, 2020 and 2019, 475,575 and 272,700 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

	For the Year Ended March 31,
	2020		2019		2018
Sales(1)	Rs.	163,574	Rs.	148,706	Rs.	138,022
Service income		2,409		2,129		1,534
License fees(2)(3)		8,617		3,016		2,472
	Rs.	174,600	Rs.	153,851	Rs.	142,028
Excise duty included in revenues(1)	Rs.	-	Rs.	-	Rs.	173

(1)	Effective July 1, 2017, Goods and Services Tax (“GST”) was introduced in India replacing the excise duty and various other taxes. Following the principles of IFRS 15, “Revenue from Contracts with Customers”, revenues are disclosed net of GST. For periods prior to July 1, 2017, the excise duty amount was recorded as part of revenues with a corresponding amount recorded in the cost of revenues. Accordingly, revenues and cost of revenues for the years ended March 31, 2020 and 2019 are not comparable with those of the previous year presented.

(2)	During the year ended March 31, 2020, the Company entered into a definitive agreement with Upsher-Smith Laboratories, LLC for the sale of its U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg (formerly referred to as “DFN-02”), which formed part of its Proprietary Products segment. License fees includes an amount of Rs.7,486 (U.S.$108.7) towards the aforesaid sale transaction. Refer to Note 37 of these consolidated financial statements for further details.

(3)	License fees for the years ended March 31, 2019 and March 31, 2018 primarily includes out-licensing revenue from Encore Dermatology Inc. Refer to Note 36 of these consolidated financial statements for further details.

Analysis of revenues by segments:

	For the Year Ended March 31,
Segment	2020		2018		2017
Global Generics	Rs.	138,123	Rs.	122,903	Rs.	114,014
PSAI		25,747		24,140		21,992
Proprietary products		7,949		4,750		4,245
Others		2,781		2,058		1,777
	Rs.	174,600	Rs.	153,851	Rs.	142,028

Analysis of revenues within the Global Generics segment:

An analysis of revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2020		2019		2018
Nervous System	Rs.	26,825	Rs.	19,726	Rs.	17,347
Gastrointestinal		19,394		19,250		19,153
Oncology		18,245		18,357		16,999
Cardiovascular		14,729		15,106		16,501
Pain Management		13,808		13,806		12,898
Respiratory		10,433		8,130		6,205
Anti-Infective		9,402		7,073		6,557
Others		25,287		21,455		18,354
Total	Rs.	138,123	Rs.	122,903	Rs.	114,014

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Revenue from contracts with customers and trade receivables (continued)

Analysis of revenues within the PSAI segment:

An analysis of revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2020		2019		2018
Cardiovascular	Rs.	8,567	Rs.	7,019	Rs.	6,191
Pain Management		5,073		3,364		3,228
Nervous System		2,797		2,741		2,331
Oncology		1,798		2,212		1,650
Dermatology		1,370		1,622		1,606
Anti-Infective		1,097		1,247		1,968
Others		5,045		5,935		5,018
Total	Rs.	25,747	Rs.	24,140	Rs.	21,992

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2020		2019		2018
India	Rs.	32,089	Rs.	28,804	Rs.	25,209
United States		76,028		69,299		68,124
Russia		16,900		15,299		12,610
Others		49,583		40,449		36,085
	Rs.	174,600	Rs.	153,851	Rs.	142,028

Information about major customers

Revenues from two customers of the Company's Global Generics segment were Rs.14,164 and Rs.9,267, representing approximately 8% and 5%, respectively, of the Company’s total revenues for the year ended March 31, 2020.

Revenues from two customers of the Company's Global Generics segment were Rs.10,639 and Rs.10,024, each representing approximately 7% of the Company’s total revenues for the year ended March 31, 2019.

Revenues from two customers of the Company's Global Generics segment were Rs.13,486 and Rs.10,755, representing approximately 9% and 8%, respectively, of the Company’s total revenues for the year ended March 31, 2018.

Details of significant gross to net adjustments relating to Company’s North America Generics business (amounts in U.S.$ millions)

A roll-forward for each major accrual for the Company’s North America Generics business for the fiscal years ended March 31, 2018, 2019 and 2020 is as follows:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability
	(All values in U.S.$ millions)
Beginning Balance: April 1, 2017	191	186	13	36
Current provisions relating to sales during the year (1)	1,750	630	18	22
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,771)	(655)	(19)	(30)
Ending Balance: March 31, 2018	170	161	12	28

Beginning Balance: April 1, 2018	170	161	12	28
Current provisions relating to sales during the year (2)	1,415	461	18	29
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,457)	(530)	(19)	(27)
Ending Balance: March 31, 2019	128	92	11	30

Beginning Balance: April 1, 2019	128	92	11	30
Current provisions relating to sales during the year (3)	1,468	319	20	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,440)	(331)	(20)	(27)
Ending Balance: March 31, 2020	156	80	11	24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Revenue from contracts with customers and trade receivables (continued)

*	Currently, the Company does not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.3 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, the Company does not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or refund liability.

(1)	Chargebacks and rebates provisions for the year ended March 31, 2018 and payments for the year ended March 31, 2018 were each lower as compared to the year ended March 31, 2017, primarily as a result of lower pricing rates per unit for chargebacks, due to a reduction in the invoice price to wholesalers for certain of the Company’s products, and due to certain product mix changes.

(2)	Chargebacks and rebates provisions for the year ended March 31, 2019 and payments for the year ended March 31, 2019 were each lower as compared to the year ended March 31, 2018, primarily as a result of lower pricing rates per unit for chargebacks, and due to a reduction in the invoice price to wholesalers for certain of the Company’s products.

(3)	Chargebacks provisions for the year ended March 31, 2020 were higher compared to the year ended March 31, 2019, primarily as a result of higher sales volumes, which were partially offset due to a lower pricing rates per unit for chargebacks. Such lower pricing was primarily on account of a reduction in the invoice price to wholesalers for certain of the Company’s products. The chargebacks payments for the year ended March 31, 2020 were lower compared to the year ended March 31, 2019, primarily as a result of higher pending chargebacks claims at March 31, 2020 as compared to March 31, 2019. The rebates provisions and the payments for the year ended March 31, 2020 were each lower as compared to the year ended March 31, 2019, primarily as a result of lower pricing rates per unit for rebates, due to a reduction in the invoice price to wholesalers for certain of the Company’s products, which were partially offset by higher sales volumes during the year ended March 31, 2020 as compared to the year ended March 31, 2019.

The Company’s overall refund liability as at March 31, 2020 relating to its North America Generics business was U.S.$24, as compared to a liability of U.S.$30 as at March 31, 2019. This decrease in the Company’s liability was primarily attributable to a lower refund liability allowance for the year ended March 31, 2020 as compared to the year ended March 31, 2019. Such allowance change was primarily due to certain product mix changes and recent trends in actual sales returns, together with the Company’s historical experience and also the price reduction for certain products resulting into lower refund liability to be carried.

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

Details of refund liabilities:

	For the Year Ended March 31,
	2020		2019
Balance at the beginning of the year	Rs.	3,581	Rs.	3,210
Provision made during the year, net of reversals		2,675		3,592
Provision used during the year		(3,224)		(3,324)
Effect of changes in foreign exchange rates		220		103
Balance at the closing of the year	Rs.	3,252	Rs.	3,581
Current	Rs.	3,252	Rs.	3,581
Non-current		-		-

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in Note 3.l. of these consolidated financial statements, the Company recognizes an asset (i.e., the right to the returned goods), which is included in inventories, for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on March 31, 2020 and 2019, the Company had Rs.23 and Rs.16, respectively, as contract assets representing the right to returned goods.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Revenue from contracts with customers and trade receivables (continued)

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2020 and 2019.

	For the Year Ended March 31,
	2020		2019
Balance as at April 1	Rs.	2,592	Rs.	3,319
Revenue recognized during the year		(1,250)		(815)
Milestone payment received during the year		1,856		88
Balance as at March 31	Rs.	3,198	Rs.	2,592
Current		1,242		590
Non-current		1,956		2,002

Details of contract liabilities

		As at March 31,
		2020		2019
Advance from customers	Rs.	668	Rs.	761
	Rs.	668	Rs.	761

22. Other income, net

Other (income)/expense, net consists of the following:

	For the Year Ended March 31,
	2020		2019		2018
Loss/(gain) on sale/disposal of property, plant and equipment and other intangible assets, net(1)	Rs.	10	Rs.	(1,264)	Rs.	55
Sale of spent chemicals		(306)		(356)		(297)
Scrap sales		(167)		(179)		(169)
Miscellaneous income, net(2)		(3,827)		(156)		(377)
	Rs.	(4,290)	Rs.	(1,955)	Rs.	(788)

(1)	Refer to footnotes (1) and (2) to the first table set forth in Note 11 and footnote (1) to the first table set forth in Note 13 of these consolidated financial statements for further details.

(2)	Miscellaneous income, net includes Rs.3,457 (U.S.$50) received from Celgene pursuant to a settlement agreement entered into in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID ® brand capsules (Lenalidomide) pending before Health Canada.

23. Finance income, net

Finance (expense)/income, net consists of the following:

	For the Year Ended March 31,
	2020		2019		2018
Interest income	Rs.	888	Rs.	770	Rs.	540
Fair value changes and profit on sale of units of mutual funds, net(1)		929		773		2,270
Foreign exchange gain		639		737		87
Miscellaneous income, net		5		-		-
Finance income (A)	Rs.	2,461	Rs.	2,280	Rs.	2,897
Interest expense	Rs.	(983)	Rs.	(889)	Rs.	(788)
Foreign exchange loss		-		(274)		(29)
Finance expense (B)	Rs.	(983)	Rs.	(1,163)	Rs.	(817)
Finance income, net [(A)+(B)]	Rs.	1,478	Rs.	1,117	Rs.	2,080

(1)	For the year ended March 31, 2018, profit on sale of units of mutual funds, net primarily represents amounts reclassified from other comprehensive income to the consolidated income statement on redemption of the Company’s then “available for sale” financial instruments under the former accounting standard IAS 39, “Financial Instrument - Recognition and Measurement” .

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Income taxes

a. Income tax (expense)/benefit recognized in the consolidated income statement

Income tax (expense)/benefit recognized in the consolidated income statement consists of the following:

	For the Year Ended March 31,
	2020		2019		2018
Current taxes
Domestic	Rs.	(5,157)	Rs.	(3,003)	Rs.	(1,412)
Foreign		(1,459)		(1,707)		(363)
	Rs.	(6,616)	Rs.	(4,710)	Rs.	(1,775)
Deferred taxes
Domestic	Rs.	6,580	Rs.	(244)	Rs.	(379)
Foreign		1,502		1,306		(2,381)
	Rs.	8,082	Rs.	1,062	Rs.	(2,760)
Total income tax (expense)/ benefit	Rs.	1,466	Rs.	(3,648)	Rs.	(4,535)

b. Income tax (expense)/benefit recognized directly in equity

Income tax (expense)/benefit recognized directly in equity consists of the following:

	For the Year Ended March 31,
	2020		2019		2018
Tax effect on changes in fair value of other investments	Rs.	-	Rs.	(411)	Rs.	1,370
Tax effect on foreign currency translation differences		-		14		(17)
Tax effect on effective portion of change in fair value of cash flow hedges		232		(69)		41
Tax effect on actuarial gains/losses on defined benefit obligations		(22)		(3)		(12)
	Rs.	210	Rs.	(469)	Rs.	1,382

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2020, 2019 and 2018:

	For the Year Ended March 31,
	2020		2019		2018
Profit before income taxes	Rs.	18,032	Rs.	22,443	Rs.	14,341
Enacted tax rate in India		34.94%		34.94%		34.61%
Computed expected tax expense	Rs.	(6,301)	Rs.	(7,842)	Rs.	(4,963)
Effect of:
Differences between Indian and foreign tax rates	Rs.	(3,385)	Rs.	734	Rs.	712
(Unrecognized deferred tax assets)/recognition of previously unrecognized deferred tax assets, net		6,478		(482)		(1,673)
Expenses not deductible for tax purposes		(155)		(340)		(261)
Reversal of earlier years’ tax provisions		-		282		135
Income exempt from income taxes		1,029		1,282		746
Foreign exchange differences		64		470		41
Incremental deduction allowed for research and development costs(1)		1,241		1,134		1,324
Tax expense on distributed/undistributed earnings of subsidiary outside India		(254)		-		-
Write off of accounts receivables		-		1,294		-
Income from sale of capital assets		2,620		-		-
Effect of change in tax rate		37		(3)		(1,329)
Others		92		(177)		733
Income tax benefit/(expense)	Rs.	1,466	Rs.	(3,648)	Rs.	(4,535)
Effective tax rate		(8)%		16%		32%

(1)	India’s Finance Act, 2016 incorporated an amendment that reduces the weighted deduction on eligible research and development expenditure in a phased manner from 200% to 150% commencing from April 1, 2017 and from 150% to 100% effective April 1, 2020.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Income taxes (continued)

The decrease in the Company’s effective tax rate for the year ended March 31, 2020 as compared to the year ended March 31, 2019 was primarily on account of:

•	recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits in Dr. Reddy’s Laboratories Limited, India on account of a reduction in the MAT rate from 21.55% to 17.47% pursuant to the recently enacted Taxation laws (Amendment) Act 2019 for the fiscal year ended March 31, 2020 and subsequent periods;

•	recognition of deferred tax asset related to losses for impairment of certain product related intangibles of the Company;

•	recognition of deferred tax asset pursuant to planned restructuring activity between the group companies; and

•	non taxability of income from sale of capital assets as it is set off against the carried forward capital loss.

d.	Unrecognized deferred tax assets and liabilities

The details of unrecognized deferred tax assets and liabilities are summarized below:

	As at March 31,
	2020		2019
Deductible temporary differences, net	Rs.	394	Rs.	5,469
Operating tax loss carry-forward		3,926		3,567
	Rs.	4,320	Rs.	9,036

During the year ended March 31, 2020, the Company recognized deferred tax assets of Rs.5,075 on certain deductible temporary differences, as the Company believes that it is probable that there will be available taxable profits against which such temporary differences can be utilized.

During the year ended March 31, 2020, the Company did not recognize deferred tax assets of Rs.359 on operating tax losses pertaining primarily to Dr. Reddy’s Venezuela, C.A and Dr. Reddy’s Laboratories New York, Inc.

Deferred income taxes are not provided on undistributed earnings of Rs.22,988 as at March 31, 2020, of subsidiaries, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

e.	Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As at March 31,
	2020		2019
Deferred tax assets/(liabilities):
Inventory	Rs.	3,216	Rs.	3,285
Minimum Alternate Tax*		6,246		1,630
Trade and other receivables		369		316
Operating/other tax loss carry-forward		3,399		297
Other current assets and other current liabilities, net		1,448		1,315
Property, plant and equipment		(2,361)		(2,665)
Other intangible assets		(477)		(662)
Others		99		42
Net deferred tax assets	Rs.	11,939	Rs.	3,558

*	As per Indian tax laws, companies are liable for a Minimum Alternate Tax (“MAT” tax) when current tax, as computed under the provisions of the Income Tax Act, 1961 (“Tax Act”), is determined to be below the MAT tax computed under section 115JB of the Tax Act. If in any year the company pays liability as per MAT, then it is entitled to claim credit of MAT paid over and above the normal tax liability in the subsequent years. The MAT credit is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years starting from the succeeding fiscal year in which such credit was generated.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Income taxes (continued)

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2021 through 2027.

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2020 and 2019.

The details of movement in deferred tax assets and liabilities are summarized below:

	As at March 31, 2019		Recognized in income statement		Recognized in equity		As at March 31, 2020
Deferred tax assets/(liabilities)
Inventory	Rs.	3,285	Rs.	(69)	Rs.	-	Rs.	3,216
Minimum Alternate Tax		1,630		4,616		-		6,246
Trade and other receivables		316		53		-		369
Operating/other tax loss carry-forward		297		3,102		-		3,399
Other current assets and other current liabilities, net		1,315		133		-		1,448
Property, plant and equipment		(2,665)		304		-		(2,361)
Other intangible assets		(662)		185		-		(477)
Others		42		(153)		210		99
Net deferred tax assets	Rs.	3,558	Rs.	8,171	Rs.	210	Rs.	11,939

	As at March 31, 2018		Recognized in income statement		Recognized in equity		As at March 31, 2019
Deferred tax assets/(liabilities)
Inventory	Rs.	1,790	Rs.	1,495	Rs.	-	Rs.	3,285
Minimum Alternate Tax		1,630		-		-		1,630
Trade and other receivables		278		38		-		316
Operating/other tax loss carry-forward		112		185		-		297
Other current assets and other current liabilities, net		1,291		24		-		1,315
Property, plant and equipment		(2,263)		(402)		-		(2,665)
Other intangible assets		(569)		(93)		-		(662)
Others		629		(115)		(472)		42
Net deferred tax assets	Rs.	2,898	Rs.	1,132	Rs.	(472)	Rs.	3,558

The amounts recognized in the income statement for the years ended March 31, 2020 and 2019 include Rs.89 and Rs.70, respectively, which represent exchange differences arising due to foreign currency translations.

25. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2020, 2019 and 2018:

	For the Year Ended March 31,
Employee benefits	2020		2019		2018
Cost of revenues	Rs.	10,643	Rs.	10,644	Rs.	10,434
Selling, general and administrative expenses		18,658		18,291		17,004
Research and development expenses		4,501		4,627		4,711
	Rs.	33,802	Rs.	33,562	Rs.	32,149

	For the Year Ended March 31,
Depreciation	2020		2019		2018
Cost of revenues	Rs.	6,366	Rs.	6,484	Rs.	6,331
Selling, general and administrative expenses		1,294		801		854
Research and development expenses		980		1,077		1,100
	Rs.	8,640	Rs.	8,362	Rs.	8,285

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

25. Nature of expense (continued)

	For the Year Ended March 31,
Amortization	2020		2019		2018
Cost of revenues	Rs.	175	Rs.	284	Rs.	264
Selling, general and administrative expenses		3,547		3,421		3,029
Research and development expenses		110		123		132
	Rs.	3,832	Rs.	3,828	Rs.	3,425

In addition, for details relating to costs of material consumed, refer to Note 9 of these consolidated financial statements.

26. Operating leases

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under these leases was Rs.905 and Rs.787 for the years ended March 31, 2019 and 2018, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2020		2019		2018
Less than one year	Rs.	-	Rs.	405	Rs.	496
Between one and five years		-		797		1,144
More than five years		-		89		289
	Rs.	-	Rs.	1,291	Rs.	1,929

Commencing April 1, 2019, upon adoption of IFRS 16, “Leases”, majority of leases for which the Company is lease become on balance sheet liability with corresponding right-of-use assets recognized in the statement of financial position.

Upon adoption of the new standard, a portion of the annual operating lease costs, which was previously fully recognized as a functional expense, is recorded as interest expense.

27. Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2020, 2019 and 2018 amounted to Rs.33,802, Rs.33,562 and Rs.32,149, respectively.

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

The components of gratuity cost recognized in the income statement for the years ended March 31, 2020, 2019 and 2018 consist of the following:

	For the Year Ended March 31,
	2020		2019		2018
Current service cost	Rs.	276	Rs.	265	Rs.	252
Interest on defined benefit liability		(4)		(2)		6
Gratuity cost recognized in income statement	Rs.	272	Rs.	263	Rs.	258

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2020		2019
Present value of funded obligations	Rs.	2,349	Rs.	2,200
Fair value of plan assets		(2,160)		(2,174)
Net defined benefit liability recognized	Rs.	189	Rs.	26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

27. Employee benefits (continued)

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2020		2019
Defined benefit obligations at the beginning of the year	Rs.	2,200	Rs.	2,007
Current service cost		276		265
Interest on defined obligations		152		145
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(96)		28
Actuarial loss/(gain) due to demographic assumptions		(48)		-	*
Actuarial loss/(gain) due to experience changes		59		-	*
Benefits paid		(194)		(245)
Defined benefit obligations at the end of the year	Rs.	2,349	Rs.	2,200

* Rounded to the nearest million.

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2020		2019
Fair value of plan assets at the beginning of the year	Rs.	2,174	Rs.	1,958
Employer contributions		14		294
Interest on plan assets		156		147
Re-measurements due to:
Return on plan assets excluding interest on plan assets		10		20
Benefits paid		(194)		(245)
Plan assets at the end of the year	Rs.	2,160	Rs.	2,174

Sensitivity Analysis:

	As of March 31, 2020
Defined benefit obligation without effect of projected salary growth	Rs.	1,593
Add: Effect of salary growth		756
Defined benefit obligation with projected salary growth		2,349
Defined benefit obligation, using discount rate minus 50 basis points		2,419
Defined benefit obligation, using discount rate plus 50 basis points		2,282
Defined benefit obligation, using salary growth rate plus 50 basis points		2,418
Defined benefit obligation, using salary growth rate minus 50 basis points		2,282

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2020	2019	2018
Discount rate	6.65%	7.45%	7.75%
Rate of compensation increase	7.50%	8% per annum for the first year and 9% per annum thereafter	7% per annum for the first year and 9% per annum thereafter

The assumptions used to determine gratuity cost:

	For the Year Ended March 31,
	2020	2019	2018
Discount rate	7.45%	7.75%	7.20%
Rate of compensation increase	8% per annum for the first year and 9% per annum thereafter	7% per annum for the first year and 9% per annum thereafter	7% per annum for the first year and 9% per annum thereafter

Contributions: The Company expects to contribute Rs.189 to the Gratuity Plan during the year ending March 31, 2021.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

27. Employee benefits (continued)

Disaggregation of plan assets: The Gratuity Plan’s weighted-average asset allocation as of March 31, 2020 and 2019, by asset category, was as follows:

	As of March 31,
	2020	2019
Funds managed by insurers	99%	99%
Others	1%	1%

The expected future cash flows in respect of gratuity as at March 31, 2020 were as follows:

Expected contribution		Amount
During the year ended March 31, 2021 (estimated)	Rs.	189

Expected future benefit payments
March 31, 2021	413
March 31, 2022	301
March 31, 2023	294
March 31, 2024	273
March 31, 2025	259
Thereafter	2,201

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

The components of net pension cost recognized in the income statement for the years ended March 31, 2020, 2019 and 2018 consist of the following:

	For the Year Ended March 31,
	2020		2019		2018
Current service cost	Rs.	11	Rs.	13	Rs.	12
Interest on defined benefit liability		16		15		13
Total cost recognized in income statement	Rs.	27	Rs.	28	Rs.	25

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2020		2019
Present value of funded obligations	Rs.	234	Rs.	223
Fair value of plan assets		(128)		(70)
Net defined benefit liability recognized	Rs.	106	Rs.	153

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2020		2019
Defined benefit obligations at the beginning of the year	Rs.	223	Rs.	243
Current service cost		11		13
Interest on defined obligations		25		22
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		50		(47)
Actuarial loss/(gain) due to experience changes		(8)		7
Benefits paid		(41)		(16)
Foreign exchanges differences		(26)		1
Defined benefit obligations at the end of the year	Rs.	234	Rs.	223

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

27. Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2020		2019
Fair value of plan assets at the beginning of the year	Rs.	70	Rs.	66
Employer contributions		113		16
Interest on plan assets		9		7
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(7)		(3)
Benefits paid		(41)		(16)
Foreign exchanges differences		(16)		- *
Plan assets at the end of the year	Rs.	128	Rs.	70

* Rounded to the nearest million.

Sensitivity Analysis:

	As of March 31, 2020
Defined benefit obligation without effect of projected salary growth	Rs.	158
Add: Effect of salary growth	76
Defined benefit obligation with projected salary growth	234
Defined benefit obligation, using discount rate minus 50 basis points	244
Defined benefit obligation, using discount rate plus 50 basis points	224
Defined benefit obligation, using salary growth rate plus 50 basis points	245
Defined benefit obligation, using salary growth rate minus 50 basis points	224

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2020	2019	2018
Discount rate	8.75%	11.25%	9.00%
Rate of compensation increase	4.50%	4.50%	4.50%

The assumptions used to determine defined benefit cost:

	For the Year Ended March 31,
	2020	2019	2018
Discount rate	11.25%	9.00%	8.75%
Rate of compensation increase	4.50%	4.50%	4.50%

Contributions: The Company expects to contribute Rs.32 to Falcon defined benefit plans during the year ending March 31, 2021.

Disaggregation of plan assets: The Falcon pension plan’s weighted-average asset allocation as of March 31, 2020 and 2019, by asset category, was as follows:

	As of March 31,
	2020	2019
Funds managed by insurers	51%	51%
Others	49%	49%

The expected future cash flows in respect of post-employment benefit plans in Mexico as at March 31, 2020 were as follows:

Expected contribution	Amount
During the year ended March 31, 2021 (estimated)	Rs.	32

Expected future benefit payments
March 31, 2021		5
March 31, 2022		5
March 31, 2023		6
March 31, 2024		11
March 31, 2025		16
Thereafter		536

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

27. Employee benefits (continued)

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.812, Rs.740 and Rs.735 to the provident fund plan during the years ended March 31, 2020, 2019 and 2018, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.82, Rs.84 and Rs.88 to the superannuation plan during the years ended March 31, 2020, 2019 and 2018, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.177, Rs.213 and Rs.212 to the 401(k) retirement savings plan during the years ended March 31, 2020, 2019 and 2018, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.135, Rs.148 and Rs.135 to the National Insurance during the years ended March 31, 2020, 2019 and 2018, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,161 and Rs.1,089 as at March 31, 2020 and 2019, respectively.

28. Employee stock incentive plans

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

28. Employee stock incentive plans (continued)

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

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2020 and 2019 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended March 31, 2020 and 2019, and there were no stock options outstanding under this category as of March 31, 2020 and 2019.

Category B — Par Value Options: Stock options activity under this category during the years ended March 31, 2020 and 2019 was as set forth in the below table.

	For the Year Ended March 31, 2020
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	270,141	Rs.	5.00	Rs.	5.00	73
Granted during the year	49,796		5.00		5.00	90
Expired/forfeited during the year	(14,934)		5.00		5.00	-
Exercised during the year	(72,166)		5.00		5.00	-
Outstanding at the end of the year	232,837	Rs.	5.00	Rs.	5.00	69
Exercisable at the end of the year	40,548	Rs.	5.00	Rs.	5.00	43

	For the Year Ended March 31, 2019
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	320,544	Rs.	5.00	Rs.	5.00	70
Granted during the year	122,372		5.00		5.00	90
Expired/forfeited during the year	(50,651)		5.00		5.00	-
Exercised during the year	(122,124)		5.00		5.00	-
Outstanding at the end of the year	270,141	Rs.	5.00	Rs.	5.00	73
Exercisable at the end of the year	32,836	Rs.	5.00	Rs.	5.00	42

The weighted average grant date fair value of options granted during the years ended March 31, 2020 and 2019 was Rs.2,746 and Rs.2,195 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2020 and 2019 was Rs.2,681 and Rs.2,302 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2020 and 2019 was Rs.193 and Rs.281, respectively. As of March 31, 2020, options outstanding had an aggregate intrinsic value of Rs.725 and options exercisable had an aggregate intrinsic value of Rs.126.

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

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2020 and 2019 was as follows:

	For the Year Ended March 31, 2020
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	146,060	Rs.	1,982.00/ 2,607.00	Rs.	2,166.00	81
Granted during the year	61,700		2,814.00		2,814.00	90
Expired/forfeited during the year	(5,000)		2,607.00		2,607.00	-
Exercised during the year	-		-		-	-
Outstanding at the end of the year	202,760	Rs.	1,982.00/ 2,607.00/2,814.00	Rs.	2,353.62	72
Exercisable at the end of the year	35,265	Rs.	1,982.00/ 2,607.00	Rs.	2,150.81	51

	For the Year Ended March 31, 2019
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	-	Rs.	-	Rs.	-	-
Granted during the year	149,160		1,982.00/ 2,607.00		2,176.00	90
Expired/forfeited during the year	(3,100)		2,607.00		2,607.00	-
Exercised during the year	-		-		-	-
Outstanding at the end of the year	146,060	Rs.	1,982.00/ 2,607.00	Rs.	2,166.00	81
Exercisable at the end of the year	-		-		-	-

The weighted average grant date fair value of options granted during the years ended March 31, 2020 and 2019 was Rs.993 and Rs.515 per option, respectively.

As of March 31, 2020, options outstanding had an aggregate intrinsic value of Rs.156 and options exercisable had an aggregate intrinsic value of Rs.27.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Employee stock incentive plans (continued)

	For the Year Ended March 31, 2020
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	115,155	Rs.	5.00	Rs.	5.00	73
Granted during the year	89,282		5.00		5.00	90
Expired/forfeited during the year	(18,886)		5.00		5.00	-
Exercised during the year	(33,968)		5.00		5.00	-
Outstanding at the end of the year	151,583	Rs.	5.00	Rs.	5.00	73
Exercisable at the end of the year	14,166	Rs.	5.00	Rs.	5.00	44

	For the Year Ended March 31, 2019
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	107,308	Rs.	5.00	Rs.	5.00	73
Granted during the year	70,730		5.00		5.00	90
Expired/forfeited during the year	(29,966)		5.00		5.00	-
Exercised during the year	(32,917)		5.00		5.00	-
Outstanding at the end of the year	115,155	Rs.	5.00	Rs.	5.00	73
Exercisable at the end of the year	9,229	Rs.	5.00	Rs.	5.00	43

The weighted average grant date fair value of options granted during the years ended March 31, 2020 and 2019 was Rs.2,747 and Rs.2,056, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2020 and 2019 was Rs.2,757 and Rs.2,445, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2020 and 2019 was Rs.93 and Rs.80, respectively. As of March 31, 2020, options outstanding had an aggregate intrinsic value of Rs.472 and options exercisable had an aggregate intrinsic value of Rs.44.

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

As at March 31, 2020, the outstanding shares purchased from secondary market are 395,950 shares for an aggregate consideration of Rs.1,006.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Employee stock incentive plans (continued)

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2020 and 2019 was as follows:

	For the Year Ended March 31, 2020
Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	229,600	Rs.	2,607.00	Rs.	2,607.00	84
Granted during the year	169,900		2,814.00/ 3,031.00		2,817.07	90
Expired/forfeited during the year	(22,575)		2,607.00/ 2,814.00/ 3,031.00		2,687.84	-
Exercised during the year	(1,150)		2,607.00		2,607.00	-
Outstanding at the end of the year	375,775	Rs.	2,607.00/ Rs.2814.00	Rs.	2,697.12	75
Exercisable at the end of the year	53,100	Rs.	2,607.00	Rs.	2,607.00	53

	For the Year Ended March 31, 2019
Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	-	Rs.	-	Rs.	-	-
Granted during the year	235,700		2,607.00		2,607.00	90
Expired/forfeited during the year	(6,100)		2,607.00		2,607.00	-
Exercised during the year	-		-		-	-
Outstanding at the end of the year	229,600	Rs.	2,607.00	Rs.	2,607.00	84
Exercisable at the end of the year	-		-		-	-

The weighted average grant date fair value of options granted during the years ended March 31, 2020 and 2019 was Rs.994 and Rs.667 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2020 and 2019 was Rs.2,914 and Rs. Nil per share, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2020 and 2019 was Rs.0.35 and Rs. Nil, respectively. As of March 31, 2020, options outstanding had an aggregate intrinsic value of Rs.159 and options exercisable had an aggregate intrinsic value of Rs.22.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Employee stock incentive plans (continued)

The weighted average inputs used in computing the fair value of options granted were as follows:

	Grants made on
	January 26, 2020		October 31, 2019		May 16, 2019		May 16, 2019
Expected volatility		27.00%		27.10%		28.25%		29.29%
Exercise price	Rs.	3,031.00	Rs.	5.00	Rs.	2,814.00	Rs.	5.00
Option life		5.00 Years		2.5 Years		5.0 Years		2.5 Years
Risk-free interest rate		6.61%		5.72%		7.14%		6.76%
Expected dividends		0.66%		0.72%		0.71%		0.71%
Grant date share price	Rs.	3,031.00	Rs.	2,783.20	Rs.	2,801.00	Rs.	2,801.00

	Grants made on
	January 31, 2019		September 21, 2018		July 26, 2018		May 21, 2018
Expected volatility		32.92%		33.98%		34.89%		32.97%
Exercise price	Rs.	5.00	Rs.	5.00 / Rs.2,607.00	Rs.	5.00	Rs.	5.00 / Rs.1,982.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		7.00%		7.90%		7.47%		7.46%
Expected dividends		0.74%		0.78%		0.94%		1.06%
Grant date share price	Rs.	2,720.80	Rs.	2,556.25	Rs.	2,132.75	Rs.	1,893.05

Share-based payment expense

	For the Year Ended March 31,
	2020		2019		2018
Equity settled share-based payment expense(1)	Rs.	521	Rs.	389	Rs.	454
Cash settled share-based payment expense(2)		94		85		28
	Rs.	615	Rs.	474	Rs.	482

(1)	As of March 31, 2020 and 2019, there was Rs.515 and Rs.519, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.93 years and 2.09 years, respectively.

(2)	Certain of the Company’s employees are eligible for share-based payment awards that are settled in cash. These awards entitle the employees to a cash payment, on the exercise date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of March 31, 2020, there was Rs.97 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.93 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

29.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	Shravya Publications Pvt. Ltd. for professional consulting services;
•	Cancelled Plans LLP for the sale of scrap materials;
•	Araku Originals Private Limited for the purchase of coffee powder;
•	DRES Energy Private Limited for the purchase of solar power; and
•	Stamlo Industries Limited for hotel services.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

29. Related parties (continued)

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 27 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the Year Ended March 31,
	2020		2019		2018
Research and development services received	Rs.	105	Rs.	97	Rs.	98
Sale of goods		14		23		-
Lease rentals received		1		-		-
Research and development services provided		58		103		100
Lease rentals paid		35		35		35
Catering expenses paid		344		270		178
Hotel expenses paid		22		26		49
Facility management services paid		24		-		-
Purchase of Solar power		108		-		-
Civil works		101		106		-
Contributions towards social development		233		220		238
Salaries to relatives of Key Management Personnel		7		5		1
Others		4		1		-

The Company had the following amounts due from related parties:

	As at March 31,
	2020		2019
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		68		106

The Company had the following amounts due to related parties:

		As at March 31,
		2020		2019
Due to related parties	Rs.	91	Rs.	80

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable year ended:

	For the Year Ended March 31,
	2020		2019		2018
Salaries and other benefits	Rs.	684	Rs.	668	Rs.	458
Contributions to defined contribution plans		34		35		38
Commission to directors		298		243		153
Share-based payments expense		165		99		114
	Rs.	1,181	Rs.	1,045	Rs.	763

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

30. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as at March 31, 2020 and March 31, 2019 were as follows:

	As of March 31, 2020				As of March 31, 2019
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	2,053	Rs.	2,053	Rs.	2,228	Rs.	2,228
Other investments(1)		24,015		24,015		23,343		23,343
Trade and other receivables		52,015		52,015		39,982		39,982
Derivative financial instruments		1,105		1,105		360		360
Other assets(2)		4,170		4,170		2,843		2,843
Total	Rs.	83,358	Rs.	83,358	Rs.	68,756	Rs.	68,756
Liabilities:
Trade and other payables	Rs.	16,659	Rs.	16,659	Rs.	14,553	Rs.	14,553
Derivative financial instruments		1,602		1,602		68		68
Long-term borrowings		5,570		5,570		26,256		26,256
Short-term borrowings		16,441		16,441		12,125		12,125
Bank overdraft		91		91		-		-
Other liabilities and provisions(3)		25,317		25,317		21,902		21,902
Total	Rs.	65,680	Rs.	65,680	Rs.	74,904	Rs.	74,904

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.10,476 and Rs.10,639 as of March 31, 2020 and 2019, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.10,725 and Rs.8,898 as of March 31, 2020 and 2019, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2020:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	13,832	Rs.	-	Rs.	-	Rs.	13,832
FVTOCI - Financial asset - Investment in equity securities		303		-		-		303
FVTOCI - Financial asset - Investment in market linked debentures		1,993		-		-		1,993
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(497)		-		(497)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2019:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,240	Rs.	-	Rs.	-	Rs.	16,240
FVTOCI - Financial asset - Investment in equity securities		791		-		-		791
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		292		-		292

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs, including foreign exchange forward rates, interest rate curves and forward rate curves.

As at March 31, 2020 and 2019, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

30. Financial instruments (continued)

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of Rs.1,105 and Rs.1,602, respectively, as of March 31, 2020, as compared to derivative financial asset and derivative financial liability of Rs.360 and Rs.68, respectively, as of March 31, 2019, towards these derivative financial instruments.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable year ended:

	For the Year Ended March 31,
	2020		2019		2018
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	155	Rs.	(257)	Rs.	168
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions		(951)		180		(82)
Net gain/(loss) reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		(50)		(524)		651

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.721 as at March 31, 2020, as compared to a gain of Rs.229 as at March 31, 2019.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2020.

Category	Instrument	Currency(1)	Cross Currency(1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$ 148	Sell
	Forward contract	RUB	INR	RUB 5,968	Sell
	Forward contract	GBP	INR	GBP 9	Sell
	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	CHF	INR	CHF 200	Sell
	Forward contract	ZAR	INR	ZAR 71	Sell
	Forward contract	CHF	U.S.$	CHF 200	Buy
	Forward contract	EUR	GBP	EUR 3	Sell
	Forward contract	EUR	U.S.$	EUR 6	Buy
	Forward contract	GBP	U.S.$	GBP 38	Buy
	Forward contract	U.S.$	AUD	U.S.$ 5	Buy
	Forward contract	U.S.$	BRL	U.S.$ 6	Buy
	Forward contract	U.S.$	CLP	U.S.$ 4	Buy
	Forward contract	U.S.$	COP	U.S.$ 4	Buy
	Forward contract	U.S.$	KZT	U.S.$ 11	Buy
	Forward contract	U.S.$	MXN	U.S.$ 2	Buy
	Forward contract	U.S.$	RON	U.S.$ 7	Buy
	Forward contract	U.S.$	RUB	U.S.$ 6	Buy
	Forward contract	U.S.$	UAH	U.S.$ 19	Buy
	Forward contract	U.S.$	INR	U.S.$ 140	Sell
Hedges of highly probable forecast transactions	Option contract	U.S.$	INR	U.S.$270	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2019.

Category	Instrument	Currency(1)	Cross Currency(1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	U.S.$	INR	U.S.$ 261	Sell
	Forward contract	RUB	INR	RUB 2,710	Sell
	Forward contract	GBP	INR	GBP 18	Sell
	Forward contract	U.S.$	RUB	U.S.$ 30	Buy
	Forward contract	GBP	U.S.$	GBP 23	Buy
Hedges of highly probable forecast transactions	Forward contract	RUB	INR	RUB 1,350	Sell
	Option contract	U.S.$	INR	U.S.$ 300	Sell

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

30. Financial instruments (continued)

(1)	“INR” means Indian rupees, “U.S.$” means United States dollars, “RON” means Romanian new leus, “GBP” means U.K. pounds sterling, “AUD” means Australian dollars, “CHF” means Swiss francs, “ZAR” means South African rands, “EUR” means Euros, “BRL” means Brazilian reals, “CLP” means Chilean pesos, “COP” means Colombian pesos, “KZT” means Kazakhstan tenges, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnias and “RUB” means Russian roubles.

The table below summarizes the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2020		2019
Cash flows in U.S. Dollars
Not later than one month	Rs.	2,648	Rs.	2,420
Later than one month and not later than three months		5,297		4,841
Later than three months and not later than six months		7,945		7,261
Later than six months and not later than one year		4,540		6,225
	Rs.	20,430	Rs.	20,747
Cash flows in Roubles
Not later than one month	Rs.	-	Rs.	161
Later than one month and not later than three months		-		320
Later than three months and not later than six months		-		480
Later than six months and not later than one year		-		480
	Rs.	-	Rs.	1,441

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/(loss) of Rs. Nil, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognized in the statement of other comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognized as part of the finance costs. Accordingly the Company has recorded, as part of finance cost, a net gain of Rs.33 and a net loss of Rs.0 for the year ended March 31, 2020 and 2019 respectively.

The Company had outstanding interest swap arrangements that hedged a portion of interest rate risk arising from floating rate, dollar denominated foreign currency borrowing of Nil and U.S.$50 as at March 31, 2020 and 2019, respectively.

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

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company’s foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles, South African rands, Mexican pesos and Brazilian reals). A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 30 to these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

31. Financial risk management (continued)

In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•	a Rs.1,203/(1,740) increase/(decrease) in the Company’s hedging reserve and a Rs.2,070/(1,745) increase/(decrease) in the Company’s profit from such contracts, as at March 31, 2020;

•	a Rs.1,872/(1,349) increase/(decrease) in the Company’s hedging reserve and a Rs.1,789/(1,873) increase/(decrease) in the Company’s profit from such contracts, as at March 31, 2019; and

•	a Rs.1,277/(1,338) increase/(decrease) in the Company’s hedging reserve and a Rs.403/(308) increase/(decrease) in the Company’s profit from such contracts, as at March 31, 2018.

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2020:

	U.S. dollars		Euro		Russian roubles		Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	365	Rs.	43	Rs.	4	Rs.	135	Rs.	547
Other investments		24		-		-		-		24
Trade and other receivables		31,931		705		989		317		33,942
Other assets		921		15		3		153		1,092
Total	Rs.	33,241	Rs.	763	Rs.	996	Rs.	605	Rs.	35,605
Liabilities:
Trade and other payables	Rs.	1,857	Rs.	525	Rs.	-	Rs.	73	Rs.	2,455
Long-term borrowings		4,401		2		3		77		4,483
Short-term borrowings		7,316		-		-		-		7,316
Other liabilities and provisions		5,534		60		52		400		6,046
Total	Rs.	19,108	Rs.	587	Rs.	55	Rs.	550	Rs.	20,300

The following table analyzes foreign currency risk from non-derivative financial instruments as at March 31, 2019:

	U.S. dollars		Euro		Russian roubles		Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	339	Rs.	30	Rs.	58	Rs.	418	Rs.	845
Other investments		20		-		-		-		20
Trade and other receivables		20,524		437		7,290		2,969		31,220
Other assets		298		18		68		138		522
Total	Rs.	21,181	Rs.	485	Rs.	7,416	Rs.	3,525	Rs.	32,607
Liabilities:
Trade and other payables	Rs.	2,426	Rs.	1,044	Rs.	-	Rs.	267	Rs.	3,737
Long-term borrowings		5,186		-		-		-		5,186
Short-term borrowings		7,538		-		1,387		307		9,232
Other liabilities and provisions		6,542		58		1,517		855		8,972
Total	Rs.	21,692	Rs.	1,102	Rs.	2,904	Rs.	1,429	Rs.	27,127

(1)	Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.

For the years ended March 31, 2020 and 2019, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs.1,531 and Rs.548, respectively.

Interest rate risk

As of March 31, 2020, the Company had loans with floating interest rates as follows: Rs.10,971 of loans carrying a floating interest rate ranging from 1 Month LIBOR plus 12.5 bps to 1 Month LIBOR plus 82.7 bps; Rs.4,000 of loans carrying a floating interest rate of 1 Month India Treasury Bill plus 60 bps; Rs.1,627 of loans carrying a floating interest rate of 3 Month LIBOR plus 55 bps; Rs.1,579 of loans carrying a floating interest rate of TIIE+1.25%; and Rs.63 of loans carrying a floating interest rate of 1 Month JIBAR plus 120 bps.

As of March 31, 2019, the Company had loans with floating interest rates as follows: Rs.31,154 of loans carrying a floating interest rate ranging from 1 Month LIBOR plus 25 bps to 1 Month LIBOR plus 105 bps; Rs.72 of loans carrying a floating interest rate of 1 Month JIBAR plus 120 bps; and Rs.1,749 of loans carrying a floating interest rate of TIIE+1.25%. These loans expose the Company to risk of changes in interest rates. The Company’s treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

31. Financial risk management (continued)

For details of the Company’s short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 16 of these consolidated financial statements.

For the years ended March 31, 2020, 2019 and 2018, every 10% increase or decrease in the floating interest rate component (i.e., LIBOR, JIBAR, T-bill and TIIE) applicable to its loans and borrowings would affect the Company’s net profit by Rs.41, Rs.93 and Rs.77, respectively.

The carrying value of the Company’s borrowings, interest component of which was designated in a cash flow hedge, was Rs. Nil and Rs.3,458 as of March 31, 2020 and 2019, respectively.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2020, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

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

Details of financial assets – not due, past due and impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2020. The Company’s credit period for trade and other receivables payable by its customers generally ranges from 20 - 180 days.

The aging of trade and other receivables is given below:

	As of March 31,
Particulars	2020		2019
Neither past due nor impaired	Rs.	45,864	Rs.	33,874
Past due but not impaired
Less than 365 days		6,305		6,262
More than 365 days		1,048		1,018
	Rs.	53,217	Rs.	41,154
Less : Allowance for credit losses		(1,202)		(1,172)
Total	Rs.	52,015	Rs.	39,982

See Note 8 of these consolidated financial statements for the activity in the allowance for credit losses on trade and other receivables.

Other than trade and other receivables, the Company has no significant class of financial assets that is past due but not impaired.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

31. Financial risk management (continued)

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

As of March 31, 2020 and 2019, the Company had uncommitted lines of credit from banks of Rs.39,374 and Rs.47,134, respectively.

As of March 31, 2020, the Company had working capital of Rs.57,556, including cash and cash equivalents of Rs.2,053, investments in term deposits with banks, bonds and commercial paper of Rs.7,862, investments in marked linked debentures of Rs.1,993 and investments in mutual funds of Rs.13,832. As of March 31, 2019, the Company had working capital of Rs.54,801, including cash and cash equivalents of Rs.2,228, investments in term deposits with banks (i.e., deposits having original maturities of more than 3 months), bonds and commercial paper of Rs.6,289 and investments in mutual funds of Rs.16,240.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 16 to these consolidated financial statements) as at March 31, 2020:

Particulars	2021		2022		2023		2024		Thereafter		Total
Trade and other payables	Rs.	16,659	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	16,659
Bank overdraft, short-term borrowings		16,532		-		-		-		-		16,532
Derivative financial instruments		1,602		-		-		-		-		1,602
Other liabilities and provisions		24,566		-		-		-		751		25,317

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under finance leases, which have been disclosed in Note 16 to these consolidated financial statements) as at March 31, 2019:

Particulars	2020		2021		2022		2023		Thereafter		Total
Trade and other payables	Rs.	14,553	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	14,553
Bank overdraft, short-term borrowings		12,125		-		-		-		-		12,125
Derivative financial instruments		68		-		-		-		-		68
Other liabilities and provisions		21,113		17		17		17		738		21,902

32. Contingencies

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

Product and patent related matters

Launch of product

On June 14, 2018, the U.S. FDA granted the Company final approval for buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the “Delaware District Court”), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the U.S. immediately following the U.S. FDA approval on June 14, 2018. On July 12, 2019, the U.S. Court of Appeals for the Federal Circuit (“the Court of Appeals”) affirmed the Delaware District Court’s ruling that the Company’s generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware District Court’s case (U.S. patent numbers 8,603,514 and 8,015,150).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

After the Delaware District Court’s decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional U.S. patents (numbers 9,687,454, 9,855,221 and 9,931,305) in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”), styled Indivior Inc. et al. v. Dr. Reddy’s Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on June 15, 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three U.S. patents (number 9,931,305) at issue in the New Jersey District Court.  Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the order, Indivior was required to and did post a bond of U.S.$72 to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

On November 20, 2018, the Court of Appeals issued a decision vacating the preliminary injunction. The Court of Appeals denied Indivior’s petition for rehearing on February 4, 2019.

Indivior subsequently filed two emergency motions in the Court of Appeals to stay issuance of the mandate and to keep the preliminary injunction in place, which the Court of Appeals denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate.

Indivior’s petition was denied by the Chief Justice of the U.S. Supreme Court on February 19, 2019, and the mandate was issued on the same day. The Company resumed sales of its generic sublingual film product after the mandate was issued.

On February 19, 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior’s claims under U.S. patent number 9,855,221. On November 5, 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on January 8, 2020, the New Jersey District Court entered a stipulated order that the Company’s generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court’s claim construction order. The Company has filed a motion requesting the New Jersey District Court enter partial final judgment in the Company’s favor relating to the allegations of infringement of U.S. patent number 9,931,305.

On November 11, 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior has appealed the Magistrate Judge’s decision to the New Jersey District Court. Indivior has also filed a motion requesting that the New Jersey District Court bifurcate and stay the antitrust case until after the completion of Indivior’s infringement case regarding the only remaining asserted patent (U.S. patent number 9,687,454).

The parties continue to litigate Indivior’s allegation that the Company’s generic sublingual film products infringe any valid claim of U.S. patent number 9,687,454, with such litigation ongoing before the New Jersey District Court and the Patent Trial and Appeal Board (“PTAB”).

In the PTAB, on November 13, 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of U.S. patent number 9,687,454 before the PTAB. On June 13, 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. The PTAB heard oral argument in the pending inter-partes review challenge on March 3, 2020.

On June 2, 2020, the PTAB issued a final written decision (“FWD”) in the Company’s favor finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of the ’454 patent were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the FWD. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. The PTAB’s decision becomes effective after the time for Indivior to appeal has expired or after any appeal taken by Indivior has concluded.

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

32. Contingencies (continued)

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

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. The matter has been adjourned to August 4, 2020 for hearing.

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

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to June 16, 2020 for hearing.

Based on its best estimate, the Company has recorded a provision of Rs.268 under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

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

32. Contingencies (continued)

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

Defendants' motions to dismiss were denied. Discovery is ongoing.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

On November 5, 2019 plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC filed suit against the Company and other drug manufacturers in the United States District Court for the Southern District of New York. The claims in this complaint were similar in nature to the claims in the Sergeants lawsuit, and those cases were coordinated for discovery purposes. On April 14, 2020, with the consent of the Company and the other defendants, plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC voluntarily dismissed their claims without prejudice.

Other class action complaints containing similar allegations to the Sergeants complaint have also been filed in the U.S. District Court for the Southern District of New York. However, apart from the Sergeants case described above, there are no such class actions that are pending and that name the Company as a defendant.

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

Ranitidine Recall and Litigation

On October 1, 2019, the Company initiated a voluntary nationwide retail (at the retail level for over-the-counter products and at the consumer level for prescription products) of all of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. NDMA is classified as a probable human carcinogen (a substance that could cause cancer) based on results from laboratory tests. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. The U.S. FDA has indicated that its investigation and testing continue. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. The U.S. FDA stated that it “has determined that the impurity in some ranitidine products increases over time and when stored at higher than room temperatures may result in consumer exposure to unacceptable levels of this impurity.” See https://www.fda.gov/safety/medical-product-safety-information/all-ranitidine-products-zantac-press-release-fda-requests-removal?utm_campaign=FDA%20MedWatch.

One of the Company’s U.S. subsidiaries and one Swiss subsidiary were initially named as a defendant in one class action complaint in the Northern District of Illinois related to ranitidine (the “White Putative Class Action”), which was later transferred to the Southern District of Florida as a related action in the ranitidine multidistrict litigation (“MDL”). Plaintiffs in the White Putative Class Action do not allege that they have suffered any injury arising from the ingestion of the Company’s ranitidine, but sought certification of a nationwide class of all individuals who used prescription or over-the-counter ranitidine manufactured by the Company and who have not been diagnosed with cancer. The White Putative Class Action was dismissed without prejudice as to the Company’s U.S. subsidiary and Swiss subsidiary on March 2, 2020.

One of the Company’s U.S. subsidiaries has been named as a defendant, along with several other pharmaceutical manufacturers and retailers, in seventeen individual injury lawsuits, which are part of the ranitidine MDL. All seventeen cases involve personal injury allegations relating to the Plaintiff’s use of ranitidine. The lawsuits involve claims for design defect, failure to warn, negligence, breach of express warranties, and breach of implied warranties. The plaintiffs in the various personal injury lawsuits seek to recover unspecified compensatory damages, punitive damages, interest, and attorneys’ fees as allowed by law. One of the Company’s U.S. subsidiaries was also named as a defendant, along with several other pharmaceutical manufacturers and retailers, in a class action complaint, which is also part of the ranitidine MDL. The class action complaint does not allege that plaintiffs suffered personal injuries by taking ranitidine, but rather that they suffered economic losses stemming from the purchase of ranitidine, which was purportedly worth less than they paid due to the levels of NDMA contained therein.

Multiple other putative class actions and individual injury lawsuits against other ranitidine manufacturers and sellers have been filed and comprise the MDL. While various interested party filings have predicted thousands of ranitidine-related lawsuits will be filed, it is not possible at this time to accurately predict the scope of the litigation as a whole or the extent of the Company’s role or involvement in ranitidine-related litigation.

The Company denies any wrongdoing and intends to vigorously defend against these claims. The Company believes that all of the aforesaid complaints and asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements of the Company.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

The First Pricing Complaint was removed to the U.S. District Court for the Eastern District of Pennsylvania (the “E.D.P.A. Federal Court”) and, pending the outcome of the First Pricing Complaint, the Second Pricing Complaint was stayed. On September 25, 2017, the E.D.P.A. Federal Court dismissed all the claims of the plaintiffs in the First Pricing Complaint and denied leave to amend such complaint as futile. Subsequent to this decision, the plaintiffs’ right to appeal the dismissal of the First Pricing Complaint expired.

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

United States Antitrust Multi-District Litigation

The following cases against the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc., have been filed and are pending and consolidated in In re Generic Pharmaceutical Pricing Antitrust Litigation, MDL 2724, 14-MD-2724 (Eastern District of Pennsylvania), Multi District Litigation (“MDL”) in the Eastern District of Pennsylvania (“MDL-2724”):

a) U.S. States Attorneys General Antitrust Complaints:

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

The Amended Complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney’s fees and costs, against all named defendants on a joint and several basis, on behalf of the plaintiff jurisdictions and their citizens and inhabitants. The Company denies any wrongdoing and intends to vigorously defend against the claims asserted.

On May 10, 2019, the Attorneys General of forty-nine U.S. States, the Commonwealth of Puerto Rico and the District of Columbia, filed a Complaint in the United States District Court for the District of Connecticut against twenty-one generic pharmaceutical companies (including the Company’s U.S. subsidiary) and fifteen individual defendants, with respect to 116 generic drugs, alleging that the Company’s U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 116 named drugs. Under the MDL rules, this action will be designated a related “tag along” action and will be transferred to and become a part of the MDL-2724. The Company’s U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged “overarching conspiracy” with respect to the other thirteen generic drugs named. The Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer protection and antitrust laws of each of the jurisdictions that are plaintiffs. The Complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney’s fees and costs, against all named defendants on a joint and several basis, on behalf of the plaintiff jurisdictions and their citizens and inhabitants. The Company denies any wrongdoing and intends to vigorously defend against the claims asserted.

b) Divalproex Antitrust Class Action Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

Since November 17, 2016, certain class action complaints on behalf of Direct Purchaser Plaintiffs, Indirect Reseller Plaintiffs and End Payor Plaintiffs classes were filed against the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc., and a number of other pharmaceutical defendants in the United States District Court for the District of Pennsylvania alleging that the Company’s U.S. subsidiary and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of divalproex ER tablets in the United States.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

The actions allege violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and of state consumer protection and antitrust laws, and asserts claims of unjust enrichment, under a total of thirty-one States and the District of Columbia. The actions seek injunctive relief and recovery of treble damages, punitive damages, plus attorney’s fees and costs, on a joint and several basis, on behalf of the plaintiff classes. The Company denies any wrongdoing and intends to vigorously defend against these class action claims.

c) Pravastatin Antitrust Class Action Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

Since November 17, 2016, certain class action complaints on behalf of Direct Purchaser Plaintiffs, Indirect Reseller Plaintiffs and End Payor Plaintiffs classes were filed against the Company and a number of other pharmaceutical defendants in the United States District Court for the District of Pennsylvania, alleging that the Company’s U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets in the United States. The Company’s U.S. subsidiary has been dismissed from these actions, without prejudice, in exchange for a tolling agreement with the plaintiffs suspending the statute of limitations as to the claims asserted. The Company denies any wrongdoing and intends to vigorously defend against these claims.

d) Antitrust “Overarching Conspiracy” Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

In June 2018, three class action complaints were filed in the MDL-2724 by Direct Purchaser Plaintiffs, Indirect Resellers Plaintiffs and End Payor Plaintiffs classes. All three complaints allege conspiracies in restraint of trade in violation of Sections 1 of the Sherman Act, and violations of thirty-one State antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. They allege an “overarching conspiracy” among the named defendants involving fifteen drugs and, with slight variations, name approximately twenty-five generic pharmaceutical manufacturers including the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc.

The drug-specific allegations against the Company’s U.S. subsidiary involve two of the fifteen drugs, meprobamate and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

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

This action alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and seeks injunctive relief and recovery of treble damages, punitive damages, plus attorney’s fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these class action claims.

f) Antitrust Case Filed by Humana Inc.:

On August 3, 2018, Humana, Inc., filed a complaint against the Company’s U.S. subsidiary and thirty-nine other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of twenty-nine named generic drugs. The Company’s U.S. subsidiary is specifically named as a defendant with respect to one generic drugs (divalproex ER), and is named as an alleged co-conspirator on an alleged “overarching conspiracy” claim with respect to the other generic drugs named. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

g) Antitrust Case Filed by Marion Diagnostic Center, LLC, and Marion Healthcare, LLC:

On September 25, 2018, Marion Diagnostic Center, LLC, and Marion Healthcare, LLC, filed a complaint in the MDL-2724, on behalf of themselves and a class of all direct purchasers from distributors, against the Company’s U.S. subsidiary and twenty-two other defendants, including a major distributor of pharmaceutical products, involving a total of sixteen generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to sixteen generic drugs. The Company’s U.S. subsidiary is specifically named with respect to two drugs: meprobamate and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-four States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

h) Antitrust Case Filed by United Healthcare Services, Inc.:

On January 16, 2019, United Healthcare Services, Inc., filed a complaint against the Company’s U.S. subsidiary and forty-two other defendants, involving a total of thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to the thirty drugs. The Company’s U.S. subsidiary is specifically named with respect to four drugs: divalproex ER, meprobamate, pravastatin and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of the thirty States’ antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and cost against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

i) Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 87 End Payor Entities consisting of Blue Cross Blue Shield entities and other health insurance companies and HMO entities:

On July 19, 2019, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 87 Blue Cross Blue Shield entities, and other health insurance companies and HMO entities, against the Company’s U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 87 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL. Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiffs in the MDL actions. On December 12, 2019, an Order of the Court of Common Pleas placed the matter “in Deferred Status Pending Further Developments in Related Federal Multidistrict Litigation.” Because no Complaint has been filed setting forth any claims, and because the action has been placed into Deferred Status, no response is required by the Company’s subsidiary at this time.

j) Antitrust Case Filed by United Healthcare Services, Inc.:

On October 11, 2019, United Healthcare Services, Inc. filed a second complaint (which substantially tracks the second complaint filed by the State Attorneys General on May 10, 2019) against the Company’s U.S. subsidiary and twenty-four other defendants in the United States District Court for the District of Minnesota with respect to 116 generic drugs, alleging that the Company’s U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 116 named drugs. Under the MDL rules, this action will be designated a related “tag along” action and will be transferred to and become a part of the MDL-2724. The Company’s U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged “overarching conspiracy” with respect to the other generic drugs named. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of the Minnesota antitrust laws and various other state antitrust and consumer protection laws, and asserts claims for unjust enrichment.

The complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney’s fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

k) Antitrust “Overarching Conspiracy” Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

On December 19, 2019, a new class action complaint was filed by the End Payor Plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-eight States’ antitrust statutes and twenty-nine States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs. The complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and thirty-five drugs and, with slight variations, names approximately thirty-six generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary.

The drug-specific allegations against the Company’s U.S. subsidiary involve eight of the one hundred thirty-five drugs, including allopurinol, ciprofloxacin HCL, fluconazone, glimepiride, oxaprozine, paricalcitol, ranitiding HCL and tizanidine. The Company denies any wrongdoing and intends to vigorously defend against these claims.

On December 19, 2019, a new class action complaint was filed by certain pharmacy and hospital indirect purchaser plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of forty-three States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs against all named defendants on a joint and several basis. The complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and sixty-two drugs and, with slight variations, names approximately twenty-eight generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary, as well as seven pharmaceutical distributor defendants and sixteen individual defendants.

The drug-specific allegations against the Company’s U.S. subsidiary involve nineteen drugs: allopurinol, capecitabine, ciprofloxacin HCL, divalproex ER, eszopiclone, fenofibrate, glimepiride, isotrotinoin, lamotrigine ER, meprobamate, metoprolol ER, montelukast granules, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, sumatriptan, tizanidine HCL, valganciclovir and zoledronic acid. The Company denies any wrongdoing and intends to vigorously defend against these claims.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

l) Antitrust Case Filed by Fourteen New York State Counties:

On December 19, 2019, a new class action complaint was filed by certain pharmacy and hospital indirect purchaser plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of forty-three States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs against all named defendants on a joint and several basis. The complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and sixty-two drugs and, with slight variations, names approximately twenty-eight generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary as well as seven pharmaceutical distributor defendants and sixteen individual defendants. The drug-specific allegations against the Company’s U.S. subsidiary involve nineteen drugs: allopurinol, capecitabine, ciprofloxacin HCL, divalproex ER, eszopiclone, fenofibrate, glimepiride, isotrotinoin, lamotrigine ER, meprobamate, metoprolol ER, montelukast granules, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, sumatriptan, tizanidine HCL, valganciclovir and zoledronic acid. The Company denies any wrongdoing and intends to vigorously defend against these claims.

m) Antitrust Case Filed by Health Care Services, Inc.:

On December 11, 2019, Health Care Services, Inc. filed a complaint against the Company’s U.S. subsidiary and thirty-eight other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to eight drugs: ciprofloxacin HCL, divalproex ER, glimepiride, meprobamate, oxaprozine, paricalcitol, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States’ antitrust laws and twenty-seven States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

n) Antitrust Case Filed by MSP Recovery Claims, Series LLC, MAO-MSO Recovery II, LLC, and MSPA Claims I, LLC (collectively “MSP Recovery”), as Assignees of certain Medicare Advantage Plans:

On December 16, 2019, MSP Recovery filed a complaint against the Company’s U.S. subsidiary and twenty-five other defendants, involving a total of sixteen generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to the sixteen drugs. The Company’s U.S. subsidiary is specifically named with respect to one drug: Divalproex ER. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint.

The complaint alleges violations of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of twenty-eight States’ antitrust laws and twenty-three States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

o) Antitrust Case Filed by Molina Healthcare Inc.:

On December 27, 2019, Molina Healthcare Inc. filed a complaint against the Company’s U.S. subsidiary and forty-one other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to eight drugs: ciprofloxacin HCL, divalproex ER, glimepiride, meprobamate, oxaprozine, paricalcitol, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of eleven States’ antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

p) Antitrust Case Filed by Harris Countv, Texas:

On March 1, 2020, Harris County, Texas filed a Complaint against the Company's U.S. Subsidiary and forty-two other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to the one hundred eighty-seven drugs. The case is in the process of being transferred to the MDL proceeding. The Company's U.S. subsidiary is specifically named with respect to twenty drugs: allopurinol, amoxicillin, ciprofloxacin HCL, divalproex ER, famotidine, fenofibrate, fluconazole, fluoxetine, glimepiride, glycopyrrolate, levalbuterol meprobamate, naproxen, ondansetron, oxaprozine, pravastatin sodium, raloxifene HCL, ranitidine, tizanidine and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all the drugs named in the complaints. The Complaint alleges violations of Sections 1 of the Sherman Act, 15 U.S.C. §1, violations of twenty-eight State's antitrust laws, violations of the Texas Deceptive Trade Practices Act and Texas Free Enterprise and Antitrust Act and asserts claims of unjust enrichment and civil conspiracy. The Complaint seeks injunctive relief, recovery of treble damages, punitive damages, disgorgement, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

q) Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 7 End Payor Entities consisting of Blue Cross Blue Shield entities and other health insurance companies:

On May 6, 2020, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 7 Blue Cross Blue Shield entities and other health insurance companies, against the Company’s U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 7 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL. Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company’s subsidiary at this time.

r) Antitrust Case Filed by Cigna Corp.:

On June 9, 2020, Cigna Corp. filed a complaint against the Company’s U.S. subsidiary and forty-one other defendants, involving a total of one hundred forty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to nine drugs: ciprofloxacin HCL, divalproex ER, glimepiride, meprobamate, oxaprozine, paricalcitol, pravastatin, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States’ antitrust laws and twenty-nine States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

The Company believes that the aforesaid asserted claims in subsections a) though r) above are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Section 36 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim specifically identifies 165 drugs that are the subject of the action, and the Company’s subsidiaries are named as to 7 drugs consisting of the following: ciprofloxacin HCL tablets, divalproex extended release, glimepiride tablets, meprobamate tablets, pravastatin sodium tablets, tizanidine, and zoledronic acid. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. In this regard, the Company filed a motion to dismiss Mezzion’s complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company’s motion to dismiss the complaint on the jurisdictional matter. The Company’s interlocutory appeal of said denial was also denied.

The Commercial Court, Hyderabad has accepted the request of the Company to withdraw the suit, in view of the Court granting the Company’s motion to file a counterclaim in the action.

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

On May 15, 2020, Dr. Reddy’s Laboratories Limited, Dr. Reddy’s Laboratories, Inc., and certain of the Company’s current or former directors and officers have entered into a Stipulation and Agreement of Settlement (the “Stipulation”) with lead plaintiff the Public Employees’ Retirement System of Mississippi in the putative securities class action filed against the defendants in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay U.S.$9. The settlement is subject to the approval of the court and may be terminated prior to court approval pursuant to the grounds for termination set forth in the Stipulation. Subject to the terms of the Stipulation, in exchange for the settlement consideration, lead plaintiff and members of the settlement class who do not opt-out of this settlement would release, among other things, the claims that were asserted, or that they could have asserted, in this class action. In entering into the settlement, the defendants do not admit, and explicitly deny, any liability or wrongdoing of any kind.

Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation.

As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company’s consolidated income statement for the year ended March 31, 2020.

The amount payable to the plaintiffs on account of the settlement and the corresponding receivable from the insurer have been presented under “other current assets” and “other current liabilities”, respectively, in the consolidated statement of financial position of the Company as at March 31, 2020.

Glenmark Litigation

In November 2017, the Company received a letter from Glenmark Farmaceutica Ltda and Glenmark Pharmaceuticals Limited (collectively “Glenmark”) for invocation of arbitration under a distribution agreement and a deed of assignment relating to a product between the Company and Glenmark. Glenmark alleged that the non-supply of the product by the Company severely affected the value of the intellectual property and goodwill and asserted claims to recover the loss along with interest and penalties from the Company.

In March 2018, an arbitrator was appointed by the Supreme Court of India at Glenmark’s request. In July 2018, Glenmark filed a claim statement against the Company and in September 2018, the Company filed a reply against the claim along with a counterclaim.

Glenmark filed a reply to the counter claim of the Company in November 2018 and the issues were finalized. Inspection of documents along with the filing of the statement of admissions and denials was completed in December 2018.The Company was asked to submit the list of witnesses by March 5, 2019.

Affidavits in chief examination were filed by witnesses of the Company and Glenmark. The cross examination of the witnesses of Glenmark was completed and that of the Company commenced and continued in November and December 2019. The parties have agreed to settle the disputes for an amount of Rs.50 payable by the Company to Glenmark.

Accordingly, during the three months ended December 31, 2019, the Company recognized the provision of Rs.50 representing the probable outflow on account of settlement of litigation. Such provision is recognized as part of “Selling, general and administrative expenses”.

The Settlement Deed entered into between the parties was confirmed as an arbitral award dated February 11, 2020 by the arbitrator and the issue remains closed.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

Subpoena duces tecum from the Office of the Attorney General, California

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

Civil Investigative Demand from the Civil Division of the DOJ

On May 15, 2018, Dr. Reddy’s Laboratories, Inc. received a Civil Investigative Demand from the Civil Division of the DOJ, enquiring whether there have been any violations of the U.S. False Claims Act. This query arose from allegations that generic pharmaceutical manufacturers, including us, have engaged in market allocation or price fixing agreements, or paid illegal remuneration, and caused false claims to be submitted in violation of the U.S. False Claims Act. The Company has been cooperating, and intends to continue to fully cooperate with the DOJ in responding to the demand and cooperate with the investigation.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee.

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

On April 24, 2019, based upon the judgment of the NGT, Chennai dated October 24, 2017, the Government of Telangana has issued GO.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year i.e., March 31, 2019. Accordingly, the Company made a provision of Rs.29.4, representing the probable cost of expansion, during the year ended March 31, 2019.

During the three months ended September, 2019, the Telangana State Pollution Control Board (“TSPCB”) has issued Operational Guidelines basis the NGT, Chennai Order dated October 24, 2017, G.O.Ms. No. 24 dated April 24, 2019 and G.O.Ms. No. 31 dated May 24, 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of the said effected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation (“CFO”) for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5 % as remediation fee on the previous year turnover as per Operational Guidelines dated August 3, 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated April 24, 2019 and G.O.Ms No. 31 dated May 24, 2019 and basis the judgment of NGT, Chennai dated October 24, 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2 and CTO-3 of the Company.

On November 22, 2019, The Hon’ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit Rs.60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of Rs.60 was made and the Interim Order is continuing. The matter was adjourned to April 22, 2020 but has been delayed as a result of the closure of the Court due to the COVID-19 lockdown, and a new date has not yet been rescheduled.

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

The APP Appellate Board’s decision was challenged by one of the petitioners that was pending in the National Green Tribunal, (the “NGT”), Delhi.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the NGT. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to the point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed off as the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order July 25, 2013. However, the NGT, Delhi has passed a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute (“NEERI”), and the Telangana State Pollution Control Board to ascertain the present status of pollution issues in the Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in the Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

Direct taxes related matters

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is Rs.2,291, and accordingly, no provision is made in these financial statements as of March 31, 2020.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico's Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.686 (MXN 213) and profit share impact is Rs.81 (MXN 25). The Company filed administrative appeals with the SAT by challenging these disallowances and, during February and March 2017, the Company received orders of the SAT confirming these disallowances by dismissing its administrative appeals. The Company disagrees with the SAT’s disallowances and filed an appeal with the Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) in March and April 2017. The Company believes that it is more likely than not that it would prevail over the SAT in this litigation. Accordingly, no provision has been made in these consolidated financial statements as of March 31, 2020.

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

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus penalties of Rs.102 and interest	Refer to below footnote(1)
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest	Refer to below footnote(1)
April 2011 to March 2012	Rs.51 plus penalties of Rs.5 and interest	Refer to below footnote(1)
April 2012 to March 2013	Rs.54 plus penalties of Rs.5 and interest	Refer to below footnote(1)
April 2013 to March 2014	Rs.69 plus penalties of Rs.6 and interest	Refer to below footnote(1)
April 2014 to March 2015	Rs.108 plus penalties of Rs.11 and interest	Refer to below footnote(1)
April 2015 to March 2016	Rs.157 plus interest and penalties	Refer to below footnote(2)
April 2016 to June 2017	Rs.307 plus interest and penalties	Refer to below footnote(2)

(1)	Pursuant to the appeal before Customs, Excise and Service Tax Appellate Tribunal, Hyderabad (“CESTAT”), the CESTAT has passed the order during the year in favor of the Company by setting aside the demand notices of the Central Excise Authorities as unsustainable.

(2)	Principal Commissioner of Central Tax has passed the order confirming the tax demand. The Company is in the process of filing the appeal against such order. Based on the judicial precedence in its own case and also on the merit of the case, the Company believes that the likelihood of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these consolidated financial statements as of March 31, 2020.

Value Added Tax (“VAT”) matter

The Company has received various demand notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set-aside. The Company filed appeal against the same with the High Court, Telangana.
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended March 31, 2010.
April 2011 to March 2014	Rs.27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Contingencies (continued)

The Company has recorded a provision of Rs.51 as of March 31, 2020 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In the months of November 2019 and January 2020, the Commissioner of Goods and Services Tax, India issued notices to the Company alleging that the Company has irregularly availed input tax credit of Rs.337. The Company is in the process of responding to the notices. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable act.

The Company has recorded a provision of Rs.26 as on March 31,2020 and believes that the likelihood of any further liability that may arise on account of the allegedly inappropriate claims to credits is not probable. Accordingly, no further provision was made in these consolidated financial statements.

Others

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.319. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2020.

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

33. Collaboration agreement with Curis, Inc. (continued)

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

The Company has evaluated the transaction under IAS 28, “Investments in associates and Joint Ventures,” and believes that the Company does not have any significant influence with respect to Curis. Accordingly, all of the shares of Curis common stock are classified as instruments at FVTOCI. Accordingly, loss of Rs.2,407 arising from changes in the fair value of such shares of common stock was recognized in other comprehensive income as of March 31, 2020.

34. Update on the warning letter from the U.S. FDA

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

Tabulated below are the further updates with respect to the aforementioned sites:

Month and year	Update
February, March and April 2017	The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada.
June 2017	The U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda was successfully closed.
November 2017	The Company received EIRs from the U.S. FDA for the oncology manufacturing facility at Duvvada which indicated that the inspection status of this facility remained unchanged.
February 2018	The Company received EIRs from the U.S. FDA for API manufacturing facility at Srikakulam which indicated that the inspection status of this facility remained unchanged.
June 2018	The Company requested the U.S. FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada.
October 2018	The re-inspection was completed for the oncology formulation manufacturing facility at Duvvada and the U.S. FDA issued a Form 483 with eight observations.
November 2018	The Company responded to the observations identified by the U.S. FDA for the oncology formulation manufacturing facility at Duvvada in October 2018.
February 2019	The U.S. FDA issued an EIR indicating successful closure of the audit of the oncology formulation manufacturing facility at Duvvada.

With respect to the API manufacturing facility at Srikakulam, subsequent to the receipt of EIR in February 2018, the Company was asked, in October 2018, to carry out certain detailed investigations and analyses and the Company submitted the results of the investigations and analyses. As part of the review of the response by the U.S. FDA, certain additional follow on queries were received by the Company, and the Company responded to all such queries in January 2019.

In February 2019, the Company received certain other follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. The U.S. FDA completed the audit on January 28, 2020. The Company was issued a Form 483 with 5 observations and responded to the observations in February 2020. In May 2020, the Company received an EIR from the U.S. FDA, for the above-referred facility, indicating closure of the audit and classifying the inspection of this facility as Voluntary Action Indicated (“VAI”). With this, all facilities under warning letter are now determined as VAI.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

34. Update on the warning letter from the U.S. FDA (continued)

Inspection of other facilities:

Tabulated below are the details of the U.S. FDA inspections at other facilities of the Company carried out during the fiscal years ended March 31, 2019 and 2020:

Located in India

Month and year	Unit	Details of observations
June 2018	API Srikakulam Plant (SEZ)	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in August 2018.
November 2018	Formulations Srikakulam Plant (SEZ) Unit II	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in February 2019.
January 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an EIR indicating the closure of audit for this facility was issued by the U.S. FDA in April 2019.
January 2019	API manufacturing Plant at Miryalaguda, Nalgonda

One observation was noted. The Company responded to the observation.

In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

January 2019	Formulations manufacturing facility at Bachupally, Hyderabad

Eleven observations were noted. The Company responded to the observations in January 2019.

In April 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

March 2019	Aurigene Discovery Technologies Limited, Hyderabad	No observations noted. In June 2019, the Company received an EIR from the U.S. FDA indicating the closure of audit for this facility.
June 2019	Formulations manufacturing plants, Duvvada {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2(FTO IX)}	Two observations were noted. The Company responded to the observations. In September 2019, an EIR was issued by the U.S. FDA indicating the closure of audit of these facilities.
July 2019	API Hyderabad plant 2, Bollaram, Hyderabad

Five observations were noted during U.S. FDA inspection. The Company responded to the observations in August 2019.

In October 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

August 2019	Formulations manufacturing plants, (Vizag SEZ plant 1), Duvvada, Visakhapatnam (FTO VII)

Eight observations were noted. The Company responded to the observations in September 2019 and is awaiting an EIR.

In February 2020, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

August 2019	Formulations manufacturing facility at Shreveport, Louisiana, U.S.A

No observations were noted.

In October 2019, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as No Action Initiated (“NAI”).

October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)	One observation was noted. The Company responded to the observation in March 2020. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

34. Update on the warning letter from the U.S. FDA (continued)

Month and year	Unit	Details of observations
February 2020	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda

Three observations were noted. The Company responded to the observations in March 2020.

In April 2020, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

35. Inspection by the regulatory authority of Bavaria, Germany

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

36. Agreements with Encore Dermatology, Inc.

During the year ended March 31, 2019

The Company entered into an agreement with Encore Dermatology, Inc. (“Encore”) for the sale and assignment of its U.S. rights relating to its dermatology brands, Sernivo® (betamethasone dipropionate) Spray 0.05%, Promiseb® Topical Cream and Trainex® 0.05% (triamcinolone acetonide ointment, USP).

All the performance obligations were satisfied by March 31, 2019, and accordingly the Company recognized Rs.1,807 as revenue and Rs.159 representing the profit on sale of intangible assets as other income, after adjusting the associated costs. This transaction pertains to the Company’s Proprietary Products segment.

During the year ended March 31, 2018

During the year ended March 31, 2018, the Company entered into an agreement with Encore for out-licensing one of its products, DFD-06. The consideration for this arrangement consists of up to Rs.1,301 (U.S.$20) in upfront payments and amounts contingent upon satisfaction of certain approval milestones, plus up to U.S.$12.5 contingent upon satisfaction of certain patent and commercial milestones. In addition, the Company is entitled to royalties on net sales. During the three months ended December 31, 2017, all of the performance obligations relating to the approval milestones were met, and consequently, revenue of Rs.1,301 (U.S.$20) was recognized.

37. Definitive agreement with Upsher-Smith Laboratories, LLC

On June 14, 2019, the Company entered into a definitive agreement with Upsher-Smith Laboratories, LLC, pursuant to which the Company agreed to sell, at the closing thereunder, its U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg (formerly referred to as “DFN-02”), which were commercialized through its wholly owned subsidiary Promius Pharma, LLC.

Under the agreement, the Company received U.S.$70 as upfront consideration at the closing thereunder, and is entitled to receive up to U.S.$40.5 in payments contingent upon the achievement of near term milestones and additional financial objectives, including those based upon existing contractual obligations and inventory. In addition, the Company will be entitled to receive sales based royalties on a quarterly basis.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

37. Definitive agreement with Upsher-Smith Laboratories, LLC (continued)

In July 2019, upon the closing of the transaction, the Company recognized Rs.7,486 (U.S.$108.7) as a license fee forming part of revenue in accordance with guidance available under IFRS 15, “Revenue from Contracts with Customers”. The costs associated with this transaction were Rs.328, and were recognized in the consolidated income statement under the headings “Cost of revenue” and “Selling, general and administrative expenses”.

38. Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the “Scheme”) of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

The Scheme of Amalgamation of DRHL with the Company was filed with BSE and NSE (Stock Exchanges) for their consideration and approval. No observation letters were received from the stock exchanges on the basis of no comments received from SEBI on October 11, 2019. The Company has filed an application with the Hon’ble National Company Law Tribunal (“NCLT”) Hyderabad, seeking direction for conducting court convened meetings of the shareholders and unsecured creditors. The Hon’ble NCLT vide its order dated November 22, 2019 directed the Company to conduct meetings of the shareholders’ and creditors. The NCLT also appointed the Chairpersons and Scrutinizers for the respective meetings. The notice convening the shareholders and unsecured creditors meetings on January 2, 2020, were circulated within statutory timelines for approval of Scheme of Amalgamation of DRHL with the Company.

The resolutions were passed with requisite majority of shareholders (99.98%) and unsecured creditors (100%) at the respective shareholders and unsecured creditors meetings on January 2, 2020. The petition for approval of the Scheme has been filed with Hon’ble NCLT on January 9, 2020. The NCLT hearing on June 3, 2020 has been adjourned and a new date has not yet been rescheduled.

39. Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company signed a Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”) to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of Rs.18,500.

The business comprises of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio would be transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the “Business Undertaking”).

As of March 31, 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for the year ended March 31, 2020.

The transaction was completed on June 10, 2020.

In view of the COVID-19 pandemic and the consequent government restrictions, there has been a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Subsequently, through an amendment to the BTA, the Company and Wockhardt have agreed that the deal consideration shall now be upto Rs.18,500, to be paid as per the following terms:

a.	an amount of Rs.14,830 paid on the date of closing;
b.	an amount of Rs.670 to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;
c.	an amount of Rs.3,000 (“Holdback Amount”) which shall be released as follows:

•	If the revenue from sales of the products forming part of the Business Undertaking during the 12 (twelve) months post-closing exceeds Rs.4,800, the Company will be required to pay to Wockhardt, an amount equal to 2 (two) times the amount by which the revenue exceeds Rs.4,800, subject to the maximum of the Holdback Amount.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

40. Restructuring of pharmaceutical services business

The Board of Directors of the Company, in their meeting held on March 27, 2020, had approved the plan for restructuring of the Company’s pharmaceutical services business that involves setting up a wholly owned subsidiary and transferring all the tangible and intangible assets, contracts, permission, consents, rights, registrations, personnel and employees, other assets and liabilities on a slump sale basis (an Indian tax law concept which refers to the transfer of a business as a going concern without values being assigned to individual assets and liabilities) to the newly incorporated wholly owned subsidiary. As at March 31, 2020, the transfer of business had yet to be completed. Hence, the Company did not de-recognize any asset or liability associated with the transfer. However, an amount of Rs.1,264 representing the tax impact on likely capital gain that might arise upon completion of the transaction is recognized as deferred tax asset as the Company utilizes such capital gain against the capital losses carried forward .

As the transaction is between the Company and its subsidiaries, no further disclosures are made in this regard.

The restructuring activity was completed in June 2020.

41. Impact of COVID-19

The threats posed by the coronavirus outbreak are multifold. In many countries, businesses have been forced to cease or limit their operations for long or indefinite periods of time. Even in India the outbreak has been declared epidemic and on March 24, 2020, the Government of India ordered a nationwide lockdown, limiting movement of the population of India as a preventive measure against the COVID-19 pandemic. As a result, most businesses throughout the world are dealing with lost revenue and disrupted supply chains. The disruption to global supply chains due to factory shutdowns has already exposed the vulnerabilities of many organizations.

However, as the Company operates in an industry that is considered essential in India and other countries, its operations were continuing during lockdown by ensuring appropriate safety measures.

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial statements. The Company has also used the principles of prudence in applying judgments, estimates and assumptions including sensitivity analysis. Based on its current estimates, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

As the outbreak continues to evolve, the Company will continue to closely monitor any material changes to future economic conditions.

42. Subsequent events

None. Please refer to Notes 19, 32, 39 and 40 of these consolidated financial statements for the details of subsequent events relating to proposed dividend, contingencies, Business Transfer Agreement with Wockhardt Limited and restructuring of pharmaceutical services business, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

43. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries and joint ventures as of March 31, 2020:

Name of the subsidiary/joint venture	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%(3)
Aurigene Discovery Technologies Inc.	U.S.A.	100%(3)
Aurigene Discovery Technologies Limited	India	100%
Aurigene Pharmaceutical Services Limited (from September 16, 2019)	India	100%(3)
beta Institut gemeinnützige GmbH	Germany	100%(8)
betapharm Arzneimittel GmbH	Germany	100%(8)
Cheminor Investments Limited	India	100%
Cheminor Employees Welfare Trust	India	Refer to below footnote(16)
Chirotech Technology Limited	United Kingdom	100%(2)(5)
Dr. Reddy’s Research Foundation	India	Refer to below footnote(16)
Dr. Reddy's Employees ESOS Trust (from July 27, 2018)	India	Refer to below footnote(16)
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%(10)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100%(10)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100%(5)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100%(10)
Dr. Reddy's Laboratories Chile SPA.	Chile	100%(10)
Dr. Reddy’s Laboratories Inc.	U.S.A.	100%(10)
Dr. Reddy’s Laboratories Japan KK	Japan	100%(10)
Dr. Reddy’s Laboratories Kazakhstan LLP	Kazakhstan	100%(10)
Dr. Reddy’s Laboratories Louisiana LLC	U.S.A.	100%(6)
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.	Malaysia	100%(10)
Dr. Reddy’s Laboratories New York, Inc.	U.S.A.	100%(10)
Dr. Reddy's Laboratories Philippines Inc. (from May 9, 2018)	Philippines	100%(10)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy's Laboratories Taiwan Limited	Taiwan	100%(10)
Dr. Reddy's Laboratories (Thailand) Limited (from June 13, 2018)	Thailand	100%(10)
Dr. Reddy’s Laboratories, LLC	Ukraine	100%(10)
Dr. Reddy’s New Zealand Limited.	New Zealand	100%(10)
Dr. Reddy’s S.R.L	Italy	100%(11)
Dr. Reddy's Bio-Sciences Limited	India	100%
Dr. Reddy's Laboratories (Australia) Pty. Limited	Australia	100%(10)
Dr. Reddy's Laboratories SAS	Colombia	100%(10)
Dr. Reddy's Research and Development B.V. (formerly Octoplus B.V.)	Netherlands	100%(12)
Dr. Reddy's Venezuela, C.A.	Venezuela	100%(10)
Dr. Reddy’s (WUXI) Pharmaceutical Company Limited	China	100%(10)
DRANU LLC	U.S.A.	50%(2) (13)
DRES Energy Private Limited	India	26%(14)
DRL Impex Limited	India	100%(15)
Dr. Reddy's Laboratories B.V. (formerly Eurobridge Consulting B.V.)	Netherlands	100%(1)
Idea2Enterprises (India) Pvt. Limited	India	100%
Imperial Credit Private Limited	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Comany Limited	China	51.33%(4)
Lacock Holdings Limited	Cyprus	100%(10)
OOO Dr. Reddy's Laboratories Limited	Russia	100%(10)
OOO DRS LLC	Russia	100%(9)
Promius Pharma LLC	U.S.A.	100%(6)
Reddy Holding GmbH	Germany	100%(10)
Reddy Netherlands B.V.	Netherlands	100%(10)
Reddy Pharma Iberia SAU	Spain	100%(10)
Reddy Pharma Italia S.R.L.	Italy	100%(7)
Reddy Pharma SAS	France	100%(10)
Regkinetics Services Limited (formerly Dr. Reddy’s Pharma SEZ Limited)	India	100%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

43. Organizational Structure (continued)

(1)	Indirectly owned through Reddy Netherlands B.V. (from March 28, 2019), formerly a subsidiary of Dr. Reddy’s Research and Development B.V.
(2)	Entities under liquidation.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)	Kunshan Rotam Reddy Pharmaceutical Company Limited is a subsidiary as per Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company’s financial statements.
(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.
(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through OOO Dr. Reddy's Laboratories Limited.
(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia S.R.L.
(12)	Indirectly owned through Reddy Netherlands B.V.
(13)	DRANU LLC is consolidated in accordance with guidance available in IFRS 10.
(14)	Accounted in accordance with IFRS 11, “Joint Arrangements”.
(15)	Indirectly owned through Idea2Enterprises (India) Private Limited.
(16)	The Company does not have any equity interests in this entity, but has significant influence or control over it.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes
1.1	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(5)
1.2	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)
1.3	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)
1.4	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(6)
1.5	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(8)
1.6	Amended and Restated Articles of Association of the Registrant dated September 17, 2015.	(9)
2.1	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)
2.2	Description of Securities registered under Section 12 of the Exchange Act.
2.6	Asset Purchase Agreement between Teva Pharmaceutical Industries Ltd. and Dr. Reddy’s Laboratories S.A. dated as of June 10, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.	(10)
2.7	Asset Purchase Agreement between Watson Laboratories, Inc. and Dr. Reddy’s Laboratories S.A. dated as of June 10, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.	(10)
4.1	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)
4.2	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)
4.3	Sale and Purchase Agreement Regarding the Entire Share Capital of Beta Holding GmbH dated February 15th/16th 2006.	(4)
4.4	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(7)
4.5	Dr. Reddy’s Employees Stock Option Scheme, 2018.	(11)
8	List of subsidiaries, associates and joint ventures of the Registrant.
12.1	Certification of Co-Chairman and Managing Director, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Co-Chairman and Managing Director, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (KPMG)
15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young Associates LLP).

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F/A for the fiscal year ended March 31, 2006 pursuant to a request for confidential treatment.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(6)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(7)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(8)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(9)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.
(10)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2017
(11)	Previously filed on September 5, 2018 with the SEC along with Form S-8.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

	By:	/s/G.V. Prasad
G.V. Prasad
Co-Chairman and Managing Director

	By:	/s/Saumen Chakraborty
Saumen Chakraborty
President and Chief Financial Officer

Hyderabad, India

June 15, 2020

