Form 20-F
period 2021-03-31
DR REDDYS LABORATORIES LTD
filed 2021-06-30
CIK 1135951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2021

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

Parag Agarwal, Chief Financial Officer, +91-40-49002931, parag.agarwal@drreddys.com

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

166,301,231 Equity Shares

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑	Other ☐

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.73.14, as published by Federal Reserve Board of Governors on March 31, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Annual Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this annual report, and the reports and documents incorporated by reference in this annual report, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	in our specialty medicines business: competition for our specialty products; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; challenges associated with conducting business globally, including adverse effects of political or economic instability, major hostilities or terrorism; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

2

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	our business and operations in general, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; manufacturing or quality control protocols; interruptions in our supply chain, including due to potential effects of the COVID-19 pandemic on our operations and business in geographic locations impacted by the pandemic and on the business operations of our customers and suppliers; our ability to successfully execute and maintain the activities and efforts related to the measures we have taken or may take in response to the COVID-19 pandemic and associated costs therewith; challenges associated with conducting business globally, including adverse effects of the COVID-19 pandemic; costs resulting from the extensive governmental regulation to which we are subject or delays in governmental processing time due to modified government operations due to the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic; disruptions of information technology systems; and our ability to successfully compete in the marketplace; and

•	those discussed in the sections entitled “risk factors” and “operating and financial review and prospects” and elsewhere in this report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes, as well as the section titled “Operating and Financial Review and Prospects,” which are included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data presented below has been derived from our consolidated financial statements, which have been prepared in conformity with IFRS as issued by the IASB. The selected consolidated financial data presented below as of March 31, 2021 and 2020 and for the years ended March 31, 2021, 2020 and 2019 are included in Item 18 of this annual report on Form 20-F.

The consolidated financial statements as of March 31, 2021, 2020 and 2019 and for the years then ended March 31, 2021, 2020 and 2019 have been audited by Ernst & Young Associates LLP (“EY”), Hyderabad, India, our independent registered public accounting firm. The consolidated financial statements as of March 31, 2018 and 2017 and for the years then ended March 31, 2018 and 2017 were audited by KPMG, Hyderabad, India (“KPMG”), our former independent registered public accounting firm.

The selected consolidated financial data below has been presented for the five most recent fiscal years. Historical results are not necessarily indicative of future results.

Income Statement Data

	For the year ended March 31,
	2021		2021		2020		2019		2018		2017
	(Rs. in millions, U.S.$ in millions, both except share and per share data)
	Convenience translation into U.S.$
Revenues	U.S.$	2,594	Rs.	189,722	Rs.	174,600	Rs.	153,851	Rs.	142,028	Rs.	140,809
Cost of revenues		1,185		86,645		80,591		70,421		65,724		62,118
Gross profit		1,409		103,077		94,009		83,430		76,304		78,691
Selling, general and administrative expenses		747		54,650		50,129		48,680		46,857		46,300
Research and development expenses		226		16,541		15,410		15,607		18,265		19,513
Impairment of non-current assets		117		8,588		16,767		210		53		445
Other income, net		(13)		(982)		(4,290)		(1,955)		(788)		(1,065)
Results from operating activities		332		24,280		15,993		20,888		11,917		13,498
Finance income, net		23		1,653		1,478		1,117		2,080		806
Share of profit of equity accounted investees, net of tax		7		480		561		438		344		349
Profit before tax		361		26,413		18,032		22,443		14,341		14,653
Tax expense/(benefit), net		125		9,175		(1,466)		3,648		4,535		2,614
Profit for the year		236		17,238		19,498		18,795	Rs.	9,806		12,039
Earnings per share
Basic	U.S.$	1.42	Rs.	103.94	Rs.	117.63	Rs.	113.28	Rs.	59.13	Rs.	72.24
Diluted	U.S.$	1.42	Rs.	103.65	Rs.	117.40	Rs.	113.09	Rs.	59.00	Rs.	72.09
Cash dividend per equity share*	U.S.$	0.34	Rs.	25	Rs.	20	Rs.	20	Rs.	20	Rs.	20

* Excludes corporate dividend tax.

Statement of Financial Position Data

	As of March 31,
	2021		2021		2020		2019		2018		2017
	(Rs. in millions, U.S.$ in millions, except share data)
	Convenience translation into U.S.$
Cash and cash equivalents	U.S.$	203	Rs.	14,829	Rs.	2,053	Rs.	2,228	Rs.	2,638	Rs.	3,866
Other investments (current and non-current)		338		24,702		24,015		23,342		20,879		19,507
Total assets		3,630		265,491		232,241		225,427		225,604		219,821
Total long-term borrowings		98		7,163		5,570		26,256		25,152		5,559
Total net assets and equity	U.S.$	2,366	Rs.	173,062	Rs.	154,988	Rs.	140,197	Rs.	126,460	Rs.	124,044
Number of shares outstanding				166,301,231		166,172,082		166,065,948		165,910,907		165,741,713

Subsequent events

On June 14, 2021, we received the arbitration decision and award issued by the American Arbitration Association (“AAA”), International Center for Dispute Resolution (“ICDR”) in favor of Hatchtech Pty Limited (“Hatchtech”) in an amount of U.S.$46.25 million towards milestone payments, interest and fees for the Xeglyze® product. We had recorded a provision for potential liability of U.S.$20 million relating to the AAA-ICDR arbitration filed by Hatchtech and believed that the likelihood of any further liability that may arise pursuant to that arbitration to be not probable. As this constitutes an adjusting subsequent event post our Board meeting dated May 14, 2021, our consolidated financial statements for the year ended March 31, 2021 were adjusted to reflect the impact of this event by recognizing the balance amount of U.S.$26.25 million in our consolidated income statement. Of the total amount of U.S.$46.25 million awarded to Hatchtech, the amount of U.S.$45 million (Rs.3,291 million) was recognized in our consolidated income statement under the heading “Impairment of non-current assets” and the balance of U.S.$1.25 million (Rs.91 million) was recognized under the heading, “Selling, general and administrative expenses.”

Convenience translation

For the convenience of the reader, our consolidated financial statements as of March 31, 2021 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.73.14, as published by the Federal Reserve Board of Governors on March 31, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

3.B. Capitalization and indebtedness

Not applicable.

3.C. Reasons for the offer and use of proceeds

Not applicable.

3.D. Risk factors

You should carefully consider all of the information set forth in this Form 20-F, including the following risk factors that we face and that are faced by our industry. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also affect our business operations. Our business, financial condition or results of operations could be materially or adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this report and our other SEC filings. For a summary of the risk factors included in this Item 3.D. and for further details on our forward-looking statements, see “Forward-Looking Statements and Risk Factors Summary” on page 2.

RISKS RELATED TO PANDEMICS

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The virus has spread globally to multiple countries and regions, including to India, the United States, certain European countries and other countries around the world where we manufacture our products, have operations or conduct our clinical trials.

Our headquarters and a significant proportion of our operations are based out of India, which has in recent months experienced a trend of rising COVID-19 infection rates. The potential closure of our facilities in which we operate, or other protectionist measures or restrictions inhibiting our employees’ ability to access our facilities, may materially affect our operations, including potentially interrupting our manufacturing, supply chain, clinical trial and pre-commercial launch activities.

The COVID-19 pandemic may also affect our employees, as well as employees and operations at third-party manufacturers or suppliers that may result in delays or disruptions in manufacturing and supply. The COVID-19 pandemic has also led to a new working environment, which may affect employee well-being and engagement, causing stress and fear of infection risks. This in turn may result in lower productivity and motivation among employees.

In 2020, we did not experience significant impacts or delays from the COVID-19 pandemic on our business operations. We have experienced marginal delays in carrying out clinical trials, regulatory approvals of new products due to re-prioritization of regulatory agencies and delays in pre-commercial launch activities. Although new digital capabilities for sales are being implemented, reduced interaction with health care professionals can lead to slower market penetration for recently launched products or penetration into newer geographies and certain markets. Although we increased spending on logistics as we explored alternate routes during recent past, COVID-19 outbreak can disrupt our supply chain that might result in the inability of our suppliers to deliver components or raw materials on a timely basis and exposing us to the risk of temporary disruptions in manufacturing or our ability to deliver materials or finished products to our customers. Increased demand for certain classes of drugs, such as respiratory and immunity medicines, has required production escalations that can potentially result in overstocking, changes in the supply dynamics and forecasting disruptions. While we expect to be able to continue our operations and to satisfy the demand for our products, while protecting the health and safety of our employees and customers, the uncertainty surrounding the full economic implications of the pandemic may result in a period of business disruption. The new working environment, with many employees working remotely, can potentially expose us to cyber-attacks and data security breaches. If such breach were to recur, it may have a material adverse effect on our business, operations and reputation. Despite the foregoing and certain other measures that we continue to undertake in order to transact business, it is difficult to forecast the broad economic downturn and unemployment rate increase that could be associated with the COVID-19 pandemic, which may itself materially affect our business.

We have taken precautionary measures, and may take additional measures, intended to minimize the risk of the COVID-19 pandemic to our employees and operations. The extent of the impact of the COVID-19 pandemic on our operations will depend on future developments, such as the duration and spread of the COVID-19 pandemic and long-term impact on the world’s economy, all of which are uncertain and cannot be predicted. Any COVID-19 related disruption could have a material adverse impact on our business and financial performance. We will continue to monitor the COVID-19 situation closely.

MATERIAL RISKS RELATING TO OUR COMPANY AND OUR BUSINESS

If we fail to comply with the regulatory standards of various regulatory agencies in manufacturing of quality products, it may have potential impact on our business, financials and operations.

Governmental authorities, including among others the U.S. FDA, the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic audits are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an audit observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. In recent years, a number of Indian generic pharmaceutical companies were issued import alerts and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of active pharmaceutical ingredients and formulations plants servicing the United States and other markets of our Global Generics business is based out of India. While our quality practices and quality management systems are conducted in a manner designed to satisfy these types of audits, we cannot guarantee that our efforts will prevent adverse outcomes such as audit observations, corrective action requests, warning letters or import bans. For example, in November 2015, we received a warning letter from the U.S. FDA relating to violations at our injectable oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh and our API manufacturing facilities at Miryalaguda, Telangana and Srikakulam, Andhra Pradesh. Subsequently, the U.S. FDA issued Establishment Inspection Reports (each, a “EIR”) indicating successful closure of the audits of our API manufacturing facility at Miryalaguda in June 2017, of our facility at Duvvada in February 2019 and of our API manufacturing facility at Srikakulam in May 2020.

In recent years China has introduced numerous reforms and proposals that attempt to address requirements for drug development and registration, including greater adoption of international technical guidelines and practices by the government. However, its unique regulatory requirements continue to pose challenges for multinational companies.

More generally, unless and until an issue raised in a warning letter from a regulatory agency is resolved to the agency’s satisfaction, they may withhold approvals of our new products and new drug applications, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against us. The delay in approvals due to moving to an alternate site or alternate vendor, or the cost incurred in connection with remedial actions, can have significant adverse impacts on our ongoing business, financial results and operations.

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

We deal with numerous third party manufacturers and, despite our oversight, any lapse in their quality practices and quality management systems could lead to similar adverse outcomes in the event of an audit. If we or our third party suppliers fail to comply fully with applicable regulations or to take corrective actions that are mandated, then there could be an enforced shutdown of our production facilities or an import ban, which in turn could lead to product shortages that delay or prevent us from fulfilling our obligations to customers, or we could be subjected to government fines and penalties from customers.

If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities or if a regulatory agency amends or withdraws existing approvals, it may delay or prevent us from developing of new products and delay realization of product revenues.

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

Regulatory agencies may at any time reassess the safety, efficacy or bio-similarity claims of our products based on new scientific knowledge or other factors. Such reassessments could result in the amendment or withdrawal of existing approvals to market our products, which in turn could result in a loss of revenue and could serve as an inducement to bring lawsuits against us.

Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs.

If we fail to meet all the quality and regulatory requirements of biologic drugs and fail to successfully challenge third party patents as allowed by national patent offices, it may impact production and revenues.

A portion of our portfolio are “biologic” products. Unlike traditional “small-molecule” drugs, biologic drugs cannot be manufactured synthetically, but typically must be produced from living animal cells or micro-organisms. As a result, the production of biologic drugs that meet all quality and regulatory requirements is especially complex and is more susceptible to batch failures.

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

If we fail to prevent prescription of our products for off label uses by the physicians, we may be subject to significant liability for engaging in off-label marketing.

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

We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Refer to Note 33 (under “Contingencies - Internal Investigation”) of our consolidated financial statements for current internal investigation details.

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

In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others that may expose sensitive data to unauthorized persons. On October 22, 2020, we experienced a cybersecurity incident related to ransom-ware. We employed two leading cyber security incident response firms to assist with the investigation process. The incident was contained in a timely fashion and an enterprise-wide remediation was undertaken to ensure all traces of infection are completely removed from the network. Since then, we have strengthened a series of technical controls to augment the current cyber security posture and have also focused on implementing significant improvements to our cyber and data security systems to safeguard from such risks in the future.

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

Increased outsourcing or use of cloud services for conducting our business requires highly secure controls to ensure adequate security of information, considering potential for sabotage as well as availability. Data integrity, confidentiality and data privacy requirements are increasingly concerning regulators, and are incorporated into legal contracts. While we have invested heavily in the protection of data and information technology to reduce these risks, there can be no assurance that our efforts or those of our third party service providers would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a security breach.

While many of our personnel are working remotely due to the COVID-19 pandemic, the risk of cyber incidents may be increased and our dependence on secure access from remote work locations has increased. If our information systems are unsuccessfully implemented, fail, suffer errors or interruptions, or become unavailable, that might have a materially adverse impact on our business operations and our financial position or results of operations.

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

Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized. Refer to Note 14 of our consolidated financial statements for details of impairment of intangible assets.

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

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2021, our ten largest customers accounted for approximately 81% of our North America Global Generics segment’s revenues, and two of these customers collectively represented approximately 15% of our total company revenues. Refer to Note 5 (under “Information about major customers”) of our consolidated financial statements for certain major customer details. Consolidation and integration of the drug wholesalers, retail drug chains, private insurers, managed care organizations and other purchasing organizations may continue to adversely affect pharmaceutical manufacturers. Such consolidations has resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. We expect this trend of increased pricing pressures to continue. Such pressures have reduced, and could continue to reduce, our revenue, margins and profitability. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, creates competition among pharmaceutical companies to have their products included in the formulary of those groups and enables those groups to extract price discounts on our products.

If we fail to comply with environmental laws and regulations, or face environmental litigation, our costs may increase or our revenues may decrease.

We may incur substantial costs complying with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. In all countries where we have production facilities, we are subject to significant environmental laws and regulations that govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and that could require remediation of contaminated soil and groundwater, which could cause us to incur substantial remediation costs that could adversely affect our consolidated financial position, results of operations or liquidity. Refer to Note 33 (“Contingencies - Environmental matters”) of our consolidated financial statements for further details on current environmental matters.

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

At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we might be involved in patent litigation, the outcome of which could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in this manner, if the final court decision is adverse to us, we could be required to cease the sale of the infringing products and face substantial liability for patent infringement. These damages may be significant as they may be measured by a royalty on our sales or by such damages as may be awarded by the court as a result of final litigation outcome. Refer to Note 33 (“Contingencies”) for further details on our current product and patent related litigations.

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

For example, during the year ended March 31, 2017, we acquired from Teva and an affiliate of Allergan plc a portfolio of eight ANDAs for our North American Generics business. The transaction, valued at U.S.$350 million, represents the largest assets acquisition in our history. However, certain products forming part of the said portfolio were impaired during the years ended March 31, 2021 and 2020. Refer to Note 14 (“Other Intangible Assets”) of our consolidated financial statements for further details. Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized.

Class action lawsuits could expose us to significant liabilities, result in negative publicity, harm our reputation and have a material adverse effect on the price of our ADSs.

Shareholders of a public company sometimes bring securities class action lawsuits against the company following periods of instability in the market price of that company’s securities. Refer to Note 33 (“Contingencies”) of our consolidated financial statements for details on our current securities class action lawsuits. As a public company grows in size, the risk of such litigations may increase. If we were to be sued in any such class action suit, irrespective of the merits of the underlying case, it could have adverse effects on us, including among other things: (a) a diversion of management’s time and attention and other resources from our business and operations, which could harm our results of operations; (b) negative publicity, which could harm our reputation and restrict our ability to raise capital in the future; (c) require us to incur significant expenses to defend the suit; and (d) if a claim against us is successful, we may be required to pay significant damages and, in certain circumstances, to indemnify our directors and officers if they are named as defendants in the class action suit. Any of the foregoing could, individually or in the aggregate, have a material adverse effect on our financial condition and results of operations and/or the price of our ADSs.

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

For example, in the United States, Congress continues to consider drug pricing legislation that, if passed and signed into law, could impact companies’ ability to increase prices for prescription drugs, even in case of increase in our input costs, to maintain our margins. For instance, the U.S. Department of Health and Human Services and U.S. FDA’s Safe Importation Action Plan was announced in July 2019. Following this framework, the U.S. FDA proposed a draft rule in December 2019 that would allow importation of certain lower-cost prescription drugs from Canada, and in September 2020 the rulemaking was finalized by the U.S. FDA along with an industry guidance document.

Under the rule, states or certain other non-federal governmental entities would be able to submit importation program proposals to the U.S. FDA for review and authorization of two-year programs (with the opportunity to extend for two more years). The new rule became effective on November 30, 2020, although its implementation has been delayed and its impact is uncertain, in part because lawsuits have been filed challenging the government’s authority to promulgate it. Certain states have also proposed measures that are designed to control the costs of pharmaceuticals for which they provide reimbursement.

The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly than in the past.

These pressures are particularly strong given the persistently weak economic and financial environment in many countries and the increasing demand for healthcare resulting from the aging of the global population and associated increases in non-communicable diseases. These pressures are further compounded by consolidation among distributors, retailers, private insurers, managed care organizations and other private payors, which can increase their negotiating power. In addition, these pressures are augmented by intense publicity regarding the pricing of pharmaceuticals by our competitors, as well as government investigations and legal proceedings regarding pharmaceutical pricing practices. Refer to Note 33 (“Contingencies”) of our consolidated financial statements for current investigations and legal proceedings. In many countries in which we currently operate, pharmaceutical prices are increasingly subject to regulation.

Our products continue to be subject to increasing price and reimbursement pressure that can limit the revenues we earn from our products in many countries due to, among other things:

•	the existence of government-imposed price controls, tender systems, mandatory discounts and rebates, and pricing transparency mandates;

•	more governments using international reference pricing to set the price of drugs based on international comparisons (Refer to “Our Principal areas of Operations - Global Generic segment” in Item 4.A. below for details);

•	increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates;

•	increase in cost containment policies related to health expenses in the context of economic slowdown;

•	more demanding evaluation criteria applied by Health Technology Assessment (“HTA”) agencies when considering whether to cover new drugs at a certain price level; and

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

However, emerging developments in various countries laws relating to the liability of generic pharmaceutical manufacturers for certain product liability claims could increase our exposure to litigation costs and damages. This potential exposure to lawsuits would also have increased the risk that, in the future, we would not be able to obtain the type and amount of insurance coverage we desire at an acceptable price The risk of exposure to lawsuits is likely to increase as we develop our own new patented products, or limited competition/complex products, such as injectable vaccines or biosimilar products, in addition to making generic versions of drugs that have been in the market for some time. In addition, the existence or even threat of a major product liability claim could also damage our reputation and affect consumers’ views of our other products, thereby negatively affecting our business, financial condition and results of operations.

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

Even if we are able to successfully develop a differentiated version, the desired potential can only be unlocked if the partner is able to get favorable unrestricted reimbursement from payors (i.e., the managed care plan). Typically, a managed care plan relies on a committee comprised of physicians and other decision makers and influencers to decide which drugs will appear on its formulary. The randomized clinical trial data generated to obtain U.S. FDA approval will no longer be sufficient to gain a favorable access decision. Typically, all managed care plans attempt to aggressively direct their patients towards generic medicines due to their lack of belief in differentiation or overall cost improvement. Thus it is imperative for the specific product profile to satisfy the committee that there is sufficient evidence that the impact of the differentiation and/or incremental innovation of our products is significantly higher, in order to persuade them to list it on their respective formularies. Without these specific products attaining a reasonable position on the formulary of managed care plans, patients will not be able to obtain access to our products and physicians become less likely to prescribe the products.

Additionally, because the Specialty business of our Proprietary Products segment works primarily with known active molecules, there remains a risk that these products are easier to engineer around than products possessing composition of matter patents. Although we strive to create a robust intellectual property portfolio to protect these assets, the products in our U.S. Specialty business portfolio may nonetheless enjoy fewer years of exclusivity than traditional innovative products. This may cause a decline in the commercial value potential of the portfolio. Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized.

GENERAL RISKS THAT ARE NOT SPECIFIC TO OUR COMPANY

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

We handle dangerous materials including explosive, toxic and combustible materials. If improperly handled or subjected to the wrong conditions, these materials could hurt our employees, cause damage to our properties and harm the environment. Also, changes in business and operations in our plants, from new products or increased demand for existing products, can pose increased safety hazards. Such hazards need to be addressed through training, industrial hygiene assessments and other safety measures and, if not carried out, can lead to industrial accidents.

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

If we fail to maintain a supply of compliant, quality product, it may adversely affect our reputation and our business.

We may experience difficulties, delays and interruptions in the manufacturing and supply of our products for various reasons, including among other reasons:

•	demand significantly in excess of forecast demand, which may lead to supply shortages (this is particularly challenging before the launch of a new product);

•	supply chain disruptions, including those due to natural or man-made disasters at one of our facilities or at a critical supplier or vendor;

•	delays in construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products (the complexities associated with biologics facilities, especially for drug substance, increases the probability of delay);

•	the inability to supply products due to a product quality failure or regulatory agency compliance action such as license withdrawal, product recall or product seizure;

•	other manufacturing or distribution problems, including changes in manufacturing production sites, limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, or physical limitations or other business interruptions that could impact continuous supply;

•	the ongoing impact of the COVID-19 pandemic, and the restrictive measures to control the outbreak, on the supply chain, manufacturing and delivery logistics for our products, all as more fully discussed above (see “A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations”); and

•	the difficulties inherent in the manufacture and sale of sterile products, including oncology products, which are technically complex to manufacture, and require sophisticated environmental controls. Because the production process for such products is so complex and sensitive, any production failures may lead to lengthy supply interruptions.

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

If flooding, droughts, earthquakes, volcanic eruptions or other natural disasters were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. A significant portion of our manufacturing facilities are situated around Hyderabad and Vishakhapatnam, India, regions that have experienced earthquakes, floods and droughts in the past. Even if we take precautions to provide back-up support in the event of such a natural disaster, the disaster may nonetheless affect our facilities, harming production and ultimately our business. And, even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. The impact of such occurrences depends on the specific geographic circumstances but could be significant.

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

Changes in tax regimes in India and other countries in which we have significant operations, could result in a material impact on our cash tax liabilities and tax charges, resulting in either an increase or a reduction in financial results depending upon the nature of the change.

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

Labor laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. As of March 31, 2021, approximately 3.4% of our employees belonged to a number of different labor unions. If we experience problems with our labor unions that may adversely affect our production capacity and our overall results and operations.

In 2019, the Ministry of Labour and Employment in India introduced 4 bills to consolidate 29 central laws regulating: (i) wages, (ii) industrial relations, (iii) social security, and (iv) occupational safety, health and working conditions. The Government of India replaced these bills with new ones on September 19, 2020.

India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. We will assess the impact of this Code and the rules thereunder when they come into effect.

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

The U.K. formally withdrew from the EU on January 31, 2020 with status quo arrangements through a transition period. The transition period began on February 1, 2020 and ended December 31, 2020.

During the Withdrawal Agreement negotiations, both the United Kingdom and the EU recognised the necessity of safeguarding the 1998 Good Friday (Belfast) Agreement, avoiding a hard border on the island of Ireland and protecting North-South cooperation, while ensuring the integrity of the EU’s Single Market for goods, along with all the guarantees it offers in terms of consumer protection, public and animal health protection, and combatting fraud and trafficking. In other words, it essentially keeps Northern Ireland (NI) inside the EU, and checks and controls need to be imposed on goods moving form Great-Britain (GB) to NI.

On December 24, 2020, the U.K. Government and European Commission agreed the terms of a Trade and Cooperation Agreement which sets out the relationship between the U.K. and the EU following the end of the transition period. The agreement comprises a Free Trade Agreement, rules on governance and dispute resolution and, security cooperation. The Free Trade Agreement provides for zero tariffs and zero quotas on all goods that comply with the appropriate rules of origin; maintains a level playing field in areas such as environmental protection, social and labor rights, tax transparency and state aid, with enforcement and a binding dispute settlement mechanism and maintains air, road, rail and maritime connectivity but with new customs and passport checks and limitations on haulage operations. In April 2021, European lawmakers ratified the agreement.

The Trade and Cooperation Agreement is comprehensive, but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. This finalization of the long-term relationship between the United Kingdom and the European Union will dictate how the European Union will be impacted and may result in an impact on our business operations in Europe.

In November 2020, the European Commission published a “Pharmaceutical strategy for Europe,” which sets out a suite of policies that will shape the future European regulatory environment. These wide-ranging policies represent a multi-year program aimed, through review and revision of existing legislation, to provide a flexible regulatory system that, amongst other things, will lead to accelerated availability of medicines and promote sustainability of that system.

The situation could potentially result in changes to intellectual property rights, regulatory approval requirements and pharmaceutical regulations, or increased cost and burdens arising from other new or diverging rules and regulations, any of which may have an adverse impact on our operations. As the process evolves, we will continue to assess its impact on us.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, NSE IFSC Exchange’s listing and corporate governance rules and requirements, provisions of India’s Companies Act 2013, Securities and Exchange Board of India rules and Indian stock market listing regulations, create uncertainty for our company. These new or changed laws, regulations and standards may sometimes lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2021 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

We may be subjected to additional compliance and litigation risks as a result of periodic amendments in certain key Indian regulations, including The Indian Companies Act, 2013 SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Foreign Exchange Management Act, 1999.

As a company that is incorporated in India, we are governed by certain key Indian rules and regulations, including the Indian Companies Act, 1956, as amended, and The Companies Act, 2012. Some of the significant changes from The Companies Act, 2012 were in the areas of board and governance processes, boardroom responsibilities, disclosures, corporate social responsibility, audit matters, initiation of class action suits by shareholders or depositors, fraud reporting and whistle-blower mechanisms.

In addition, the Securities and Exchange Board of India (“SEBI”) issued the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”) which replaced the former Listing Agreement, that must be followed by all listed Indian public companies. These Listing Regulations were intended to consolidate and streamline the provisions of the existing listing agreements for different segments of the capital markets (e.g., equity securities, debt securities, Indian depository receipts, etc.). The Listing Regulations have thus been structured to provide ease of reference by consolidating into one single document across various types of securities listed on the stock exchanges.

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

These amendments relate to, among other things, governance, related party transactions, financial reporting, audits and auditors, disclosures and other board and shareholders related matters. All of the foregoing may collectively result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions.

Risks Relating to our ADSs THAT ARE NOT SPECIFIC TO OUR COMPANY OR INDUSTRY

Our principal shareholders have significant control over us and, if they take actions that are not in the best interests of our minority shareholders, the value of their investment in our ADSs may be harmed.

Our full time directors and members of their immediate families, in the aggregate, beneficially owned 26.74% of our issued shares as of March 31, 2021. As a result, these people, acting in concert, are likely to have the ability to exercise significant control over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant control by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

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

Investors who exchange our ADSs for our underlying equity shares may be subject to the provisions of the Companies Act, 2013 and to the disclosure obligations that may be necessary pursuant to the deposit agreement with our applicable depositary. The Companies Act, 2013 requires that, where the registered owner of shares does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the registered owner and certain other details.

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

The global pandemic, persistently weak global economic and financial environment in many other countries, particularly emerging market countries, and increasing political and social instability could have a material adverse effect on our business and the price and liquidity of our shares and our ADSs.

Many of the world's largest economies and financial institutions continue to be impacted by the ongoing global pandemic, a weak ongoing global economic and financial environment, with some continuing to face financial difficulty, liquidity problems and limited availability of credit. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. In addition, these issues may be further impacted by the lockdown restrictions, difficult conditions existing in parts of the Middle East, anti-immigrant activities, social unrest and fears of terrorism that have followed in many countries.

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

The Government of India’s Depository Receipts Scheme, 2014, permits liberalized rules for sponsored and unsponsored secondary market issue of depository receipts, subject to the existing sectorial cap on foreign investment. Under the regulations implemented, an Indian company’s equity shares can be freely issued to a depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. This enables us to more readily issue shares to the depositary for our ADSs and conduct U.S. securities issuances of our ADSs, which may impact the share price and available float in Indian stock exchanges as well as the price and availability of our ADSs on the NYSE. Refer to Item 10.D. “Exchange controls – ADS guidelines” for further details.

Further, the SEBI introduced a detailed framework for issuance of Depository Receipts (“DRs”) by a company incorporated and listed on a recognized stock exchange in India pursuant to its circular dated October 10, 2019. The framework inter alia sets out eligibility requirements, permissible jurisdictions, international exchanges, and permissible holder of DRs, as well as certain other obligations to be complied with by issuers of DRs, the Indian depository, the foreign depository and the domestic custodian. Further, pursuant to its circular dated November 28, 2019 and December 18, 2020, the SEBI gave notice of the permissible jurisdictions for listing of DRs and amended the scope and process for permissible holders of DRs, respectively.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Dr. Reddy’s Laboratories Limited was incorporated in India under the Companies Act, 1956, by its promoter and our former Chairman, the late Dr. K. Anji Reddy, as a Private Limited Company on February 24, 1984. We were converted to a Public Limited Company on December 6, 1985 and listed on the BSE Limited (formerly known as the Bombay Stock Exchange Limited), the National Stock Exchange of India Limited and certain other Indian stock exchanges in August 1986, and on the New York Stock Exchange on April 11, 2001. We also listed on the NSE IFSC Limited, a stock exchange in the International Financial Services Centre in Gujarat, India, on December 9, 2020. We are registered with the Registrar of Companies, Hyderabad, Telangana, India as Company Identification No. L85195TG1984PLC004507. Our registered office is situated at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India and the telephone number of our registered office is +91-40-49002900. The name and address of our registered agent in the United States is Dr. Reddy’s Laboratories, Inc., 107 College Road East, Princeton, New Jersey 08540. Our main corporate website address is https://www.drreddys.com.

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

Key business developments:

Business Transfer Agreement with Wockhardt Limited

On June 10, 2020, we completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The fair value of consideration transferred was Rs.16,115 million.

Refer to Note 6 of our consolidated financial statements for further details.

Definitive agreement with Glenmark Pharmaceuticals Limited

During the year ended March 31, 2021, we entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire marketing authorizations and other rights of select brands in four “Emerging Markets” countries for a total consideration of Rs.1,516 million.

Refer to Note 14 of our consolidated financial statements for further details.

Principal capital expenditures:

During the years ended March 31, 2021, 2020 and 2019, we invested Rs.12,476 million, Rs.5,725 million and Rs.8,376 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets.

In addition, during the year ended March 31, 2021, we made payment in connection with our acquisition of certain business assets from Wockhardt Limited for Rs.15,514 million. Refer to Note 6 of our consolidated financial statements for further details.

We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2021, we also had contractual commitments of Rs.9,841 million for capital expenditures. We currently intend to finance our additional capital expansion plans entirely through our operating cash flows and through cash and other investments.

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

Further, the core of our strategy is to focus on portfolio, patient centricity, people and quality, to achieve sustained growth.

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

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2021, 2020 and 2019, respectively:

	For the year ended March 31,
Segment	2021					2020			2019
	(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$	2,111	Rs.	154,404	81%	Rs.	138,123	79%	Rs.	122,903	80%
PSAI		437		31,982	17%		25,747	15%		24,140	16%
Proprietary Products		7		523	0%		7,949	5%		4,750	3%
Others		38		2,813	2%		2,781	1%		2,058	1%
Total Revenue	U.S.$	2,594	Rs.	189,722	100%	Rs.	174,600	100%	Rs.	153,851	100%

Revenues by country and by therapeutic area for the years ended March 31, 2021, 2020 and 2019 are discussed in Note 5 to our consolidated financial statements.

Global Generics Segment

Revenues from our Global Generics segment were Rs.154,404 million for the year ended March 31, 2021, an increase of 12% as compared to Rs.138,123 million for the year ended March 31, 2020. The revenue increase was in all the four business geographies of this segment: North America (the United States and Canada), Europe, India and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

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

India

During the year ended March 31, 2021, India accounted for 22% of our total Global Generics segment sales. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, dermatology, oncology, respiratory, stomatology, urology and nephrology.

As of March 31, 2021, we had a total of 382 branded products in India. Our top ten branded products together accounted for 27% of our revenues in India in the year ended March 31, 2021. According to IQVIA, a provider of market research to the pharmaceutical industry, in its moving annual total report for the twelve month period ended March 31, 2021, our secondary sales in India grew by 3.1%. In comparison, the Indian pharmaceutical market experienced growth of 4.3% during such period. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the twelve month period ended March 2021, ranked us 6th in terms of the number of prescriptions generated in India during such period.

Sales, marketing and distribution network

We generate demand for our products through our 7,345 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

We sell our products primarily through clearing and forwarding agents to approximately 5,000 wholesalers who decide which brands to buy based on demand. The wholesalers pay for our products within an agreed credit period and in turn sell these products to retailers. Our clearing and forwarding agents are responsible for transporting our products to the wholesalers. We pay our clearing and forwarding agents on a commission basis. We have insurance policies that cover our products during shipment and storage at clearing and forwarding locations.

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 11th largest pharmaceutical company in India, with a market share of 2.3%, according to IQVIA in its moving annual total report for the twelve month period ended March 31, 2021.

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

From time to time (most recently on March 26, 2021), the NPPA has announced an upward revision in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union and Romania

Russia

Russia accounted for 10% of our Global Generics segment’s revenues in the year ended March 31, 2021. IQVIA ranked us 16th in sales in Russia, with a market share of 1.7% for the twelve months ended March 31, 2021.

According to IQVIA, as per its moving annual total report for the twelve months ended March 31, 2021, our retail sales value decrease was 0.9% and our sales volume decreased by 5.7% for such period, as compared to the Russian pharmaceutical market value growth of 3.3% and sales volume decrease of 5.1% for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top five brands, Nise, Omez, Nasivin, Cetrine and Ibuclin accounted for 62.1% of our retail sales in Russia for 12 months ended March 31, 2021. Nise (pain management product, including systemic and topical form), Omez (an anti-ulcerant product), Nasivin (for cold and flu), Cetrine (for allergy) and Ibuclin (for cold and flu) and were ranked as the 27th, 56th, 161st, 170th and 172nd best-selling formulation brands, respectively, in the Russian market by IQVIA in its retail segment report for the moving twelve months ended March 31, 2021. (Note that Nasivin is distributed and promoted by us under a licensing agreement and the brand is owned by the licensor). Our strategy in Russia is to focus on the gastro-intestinal, pain management, cough and cold, allergy and oncology therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales.

Our Global Generics segment’s revenues in Russia increased by 1% (in Russian rouble absolute currency terms) during the year ended March 31, 2021, which was largely attributable to an increase in the sales price and sales from new product launches during the year ended March 31, 2021, and was partially offset by a reduction in sales due to lower volumes in some of our key existing products. Such revenues, measured in Indian rupees, decreased by 6% as compared to the year ended March 31, 2020.

Other Countries of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2021, revenues from these countries accounted for 5% of our total Global Generics segment’s revenues.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russia market is driven by a team of 472 medical representatives and 54 managers to detail our products to doctors in 77 cities in Russia. Our commercial team consists of 16 key account managers and is focused on establishing a network of relationships with key pharmacy chains. Our Russia hospital division has 37 hospital specialists focused on expanding our presence in hospitals.

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

The goal of the Pharma 2020 plan was to reduce Russia’s reliance on imported pharmaceutical products and increase Russia’s self-sufficiency in that regard. According to this program, 90% of drugs from the list of “Essential and Vital Drugs” (also known as the “ZhNVLS”) should be produced by local pharmaceutical companies. By the end of the year 2018, this target was almost achieved (84.2% vs planned 90%). In the year 2018, the Russian government announced a new planned “Pharma-2030” program for the further development of Russian pharmaceutical production. One of the key goals of this program is to increase by 500% to 600% the export of locally produced drugs. This program is expected to be approved during calendar year 2021.

The Russian government approved the State Program for Healthcare System Development on December 26, 2017. The objectives of this program are increasing life expectancy at birth, reducing mortality of the working-age population, reducing mortality from circulatory diseases and tumors (including malignant ones) and raising medical care quality satisfaction.

The Government of the Russian Federation has approved a Strategy for the development of immunoprophylaxis for the next 15 years. The document was developed on behalf of the President of Russia and defines an action plan until 2035. The strategy focuses on the immunoprophylaxis of a number of infections, such as diphtheria, measles, rubella, viral hepatitis B, and seasonal flu. The strategy's activities are divided into six main areas:

•	Optimizing the national calendar of preventive vaccinations and vaccinations according to epidemiological indicators. It will include the most complete list of infections, the incidence of which is controlled by the vaccine.

•	To stimulate scientific development and preclinical research in the field of creating immunobiological drugs.

•	The localization of the full cycle of vaccine production in domestic organizations.

•	To ensure safe conditions for immunization and pharmacovigilance of its results.

•	The improvement of the state policy in the field of immunoprophylaxis of infectious diseases.

•	To increase public awareness of the benefits of vaccination.

Reference pricing regime

During the year ended March 31, 2010, the Russian government announced a reference pricing regime, pursuant to which a price freeze on certain drugs categorized as “essential”, based on a list of “Essential and Vital Drugs” (also known as the “ZhNVLS”) was implemented effective as of April 2010.

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

More than three dozen medicines and medical devices have already been registered under the EEU's rules, and more than 200 applications for registration are in process. Work is being actively carried out to inspect pharmaceutical production facilities for compliance with the rules of good manufacturing practice (“GMP”) of the EEU, and about 20 certificates have already been issued. This year the first part of the first volume of the Union Pharmacopoeia is releasing.

In 2020-2022, the Eurasian Economic Commission plans to update a number of documents of the Union on good practices in the field of circulation of medicines (GMP, Good Pharmacovigilance Practice (“GVP”), and Good Clinical Practice (“GCP”), rules for registration of medicines, and requirements for inspection of pharmaceutical production. It is also continuing to develop new recommendations on certain aspects of treatment, such as clinical research, biostatistics, and peculiarities of production of certain types of drugs.

The Union Pharmacopoeia was established by Decision of College of the Eurasian Economic Commission № 100 dated August 11, 2020. According to relevant decision The Union Pharmacopoeia came into effect on March 1, 2021. Registration dossiers must be for compliance with its requirements by January 1, 2026.

The decision of the Council of the Eurasian Economic Commission № 128 dated December 23, 2020 was made to extend for six months (until July 1, 2021) the opportunity for pharmaceutical manufacturers to choose the registration of new drugs according to the national procedure in four union states (the Republic of Armenia, the Republic of Belarus, the Republic of Kazakhstan and the Kyrgyz Republic).

From July 1, 2021 (and in the Russian Federation - from January 1, 2021), new medicinal products (that is, medicinal products that are not valid registration certificates of the Member States of the Union) can be registered only in accordance with the Rules for the registration and examination of medicinal products for medical application approved by the Decision of the EEC Council No. 78 dated November 3, 2016.

Union market participants should take into account that all registration certificates issued under the "national" rules of the member states are valid until their expiration, but no later than December 31, 2025.

With regard to inspection, one of the recent innovations in this area can be considered the decree of the Government of the Russian Federation dated September 5, 2020 No. 1361 "On Amending the Rules for the Organization and Conduct of Inspection of Medicinal Products Manufacturers for Compliance with the Requirements of Good Manufacturing Practice, as well as the issuance on the compliance of the manufacturer of medicinal products with the specified requirements”. Previously, foreign drug manufacturers could confirm the fact that the discovered remarks were eliminated only during the next inspection. Now, in the event of inconsistencies, foreign companies will be able to submit a corrective action plan even before the inspection report is generated.

Mutual recognition of national GMP certificates of the EEU members was adopted. Decision of the EEC Council No. 66 of September 4, 2020 establishes for the period from 2021 to 2025, mutual recognition of, firstly, national GMP certificates of the states of the Eurasian Economic Union, secondly, GMP certificates of the Union when making changes to the registration dossier and renewing national registration certificates for medicines produced in the EEU, and thirdly, during the national registration of the Union's GMP certificates for medicines produced in third countries. These changes will make it possible to exclude the resumption of repeated inspections of drug manufacturers by the authorized bodies of the EEU states from January 1, 2021.

An important innovation is the granting of the Russian Ministry of Industry and Trade the status of an authorized organization for organizing and/or conducting pharmaceutical inspections of the production of medicines for medical use for compliance with the requirements of the GMP rules of the EEU, including jointly with the pharmaceutical inspectorates of another state which is a member of the EEU (see the Resolution of the Government of the Russian Federation of September 15, 2020 No. 1446).

A distinctive feature of 2020 is the transition to remote inspection. As of September 18, 2020, 184 such remote inspections were held by the Federal State Institution «State Institute of Drugs and Good Practices» (also known as “FSI «SID & GP»”), a subordinate agency of the Russian Ministry of Industry and Trade.

Monitoring System of Movement of Medicines from the Producer to the Final Consumer

In 2019, the Ministry of Health in Russia proposed a full serialization system to track and trace the passage of pharmaceuticals through the entire supply chain, from the manufacturers to the end users, known as Markirovka or “MDLP”. The proposed federal repository and tracking system would provide the manufacturers, supply chain and end users of pharmaceuticals many functionalities. Listed below are some of the functions that would be available in addition to the usual authentication and track and trace services:

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

The provisions on manufacturers’ obligations to label the package with the identification marks, to submit the data to the monitoring system as well as the terms governing liability for non-compliance will become effective starting July 1, 2020. (As per Art. 2, Federal Law No. 462-FZ dated December 27, 2019).

The implementation of serialization caused great difficulties for all participants in the pharmaceutical supply chain and has affected the availability of drugs. The notification regime of the MDLP, which began at the end of October 2020 and was fixed in November resolution No. 1779, helped resolve these problems. Now the participants in the turnover do not have to wait for acceptance from suppliers and can independently enter medicines and promote them further along the chain. For pharmacies and medical organizations, the regime remains simplified indefinitely. For the rest of the participants of the turnover, the regime will be valid until July 1, 2021.

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

E-Commerce for Medical Products

In light of the volatile situation with COVID-19, on April 3, 2020 the President of Russia signed Decree No. 187 dated March 17, 2020 “On Retail Trade of Medicines for Medical Use” under which online retail sales of over-the-counter medicinal products (except illegal drugs, psychedelic medicines and medicines containing over 25% of ethyl alcohol) in the Russian Federation is now permitted. In the case of prescription medicines, online retail sales are now permitted in cases of urgent medical need and emergency or where there is an “occurrence of a threat of transmission of a disease constituting a danger to the public.” The online retail sales of medicines can be undertaken by any person (including medicine manufacturers and retail traders) that trades through a licensed pharmacy and has obtained the requisite government agency permission. The law does not set forth any procedures for e-commerce authorization issuance and medical product delivery. The permits are granted by the Federal Service for Surveillance in Healthcare, also known as the Roszdravnadzor.

North America (the United States and Canada)

During the year ended March 31, 2021, North America (the United States and Canada) accounted for 46% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA or Health Canada, as applicable, standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

However, the generic pharmaceutical business has been negatively impacted by consolidation among wholesalers and retailers and the formation of group purchasing organizations (“GPOs”), which has led to increased pricing pressures in the market. In addition, accelerated approval from the U.S. FDA under the timelines of the Generic Drug User Fee Act, as amended, has led to more competition and resulted in a decline in the growth of the generic companies in North America. We intend to continue building our presence in the region by leveraging our product development capabilities and alliance management, manufacturing capacities inspected by various international regulatory agencies and access to our own APIs, which offer significant supply chain efficiencies.

During the year ended March 31, 2017, we acquired from Teva and an affiliate of Allergan plc a portfolio of eight ANDAs for our North American Generics business. The transaction, valued at U.S.$350 million, represents the largest assets acquisition in our history. However, certain products forming part of the said portfolio were impaired during the years ended March 31, 2021 and 2020. Refer to Note 14 of our consolidated financial statements for further details.

Through coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2021, we made 20 new ANDA filings and 1 new NDA filing under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States with the U.S. FDA. As of March 31, 2021 our cumulative filings were 304, which includes 5 NDA filings under section 505(b)(2) and 299 ANDA filings. These 299 ANDA filings include 8 ANDAs that we acquired from Teva and an affiliate of Allergan plc. As of March 31, 2021, we had 95 filings pending approval with the U.S. FDA (92 ANDAs and 3 NDAs under the 505(b)(2) route, including 21 tentative approvals). Of the 92 ANDAs which are pending approval, 47 are Paragraph IV filings (see “U.S. REGULATORY ENVIRONMENT” below), and we believe that we are the first to file with respect to 23 of these filings.

We have also filed two new Investigational New Drugs (“IND”) applications, for our proposed biosimilars to rituximab and pegylated granulocyte colony stimulating factor (“PEG-GCSF”). For rituximab, Phase 1 clinical trials have been successfully completed and Phase 3 clinical trials are currently in progress under the applicable IND. For PEG-GCSF, our partner Fresenius Kabi has successfully completed their clinical trials and has submitted a Biologics License Application (“BLA”) with the U.S. FDA and a Marketing Authorization Application (“MAA”) with the European Medicines Agency (“EMA”), and the respective agencies have accepted the same for review.

Our Canada business generated revenues of Rs.1,902 million during the year ended March 31, 2021. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products. As of March 31, 2021 we have filed a cumulative total of 1 New Drug Submission (“NDS”), 1 COVID-19 Interim Order Application, 1 Drug Identification Number (DIN-A) Application and 43 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which 32 were approved, 3 were withdrawn and 11 are pending approval.

We have also submitted a New Drug Submission under Interim Order Respecting Importation, Sale and Advertising of Drugs for Favipiravir Tablets, 200 mg, for treatment of mild to moderate COVID-19 patients that is under review with Health Canada.

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

Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but expanded into the branded OTC segment in May 2016, developing a new channel for our growth. This division has successfully launched over 15 products. OTC products include store brand generic equivalents of products that approved to be sold Over-the-counter in the U.S. market. Many of the products may also originally have had prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our entry into the OTC branded space in May 2016 was through the acquisition from Ducere Pharma of the rights to six OTC brand products, including Doan’s, Bufferin and Nupercainal. Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers, distributors, GPOs, and more recently, e-commerce or online retailers as well. We launched 3 new products in the market during the year ended March 31, 2021, which included Nicotine Lozenges, Diclofenac Gel and Olopatadine Eye drops. We also re-launched 2 dormant products of Famotidine Tablets and Fexofenadine 60mg Tablets.

During the year ended March 31, 2021, we continued to ramp up our presence in the e-commerce channel with the launch of multiple new products on Amazon marketplace. We feel very optimistic about significantly growing this segment, with evolving consumer trends in the United States moving towards a higher share of e-commerce, especially with COVID-19 accelerating some of these trends. Additionally, we continue to strengthen our presence in the smoking cessation space with our Habitrol® business. We secured approval and launched for Nicotine lozenges (mint and original) in July 2020.

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

In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva, Mylan Inc., Sandoz (a division of Novartis Pharma A.G.), Endo International plc (including its subsidiaries Endo Pharmaceuticals Inc. and Par Pharmaceutical Inc.), Sun Pharmaceuticals Limited, Lupin Limited, Aurobindo Pharma Limited, Fresenius Kabi, Sagent Pharmaceuticals, Amneal Pharmaceuticals, Inc., Cadila Healthcare Limited (also known as Zydus Cadila), and Hikma Pharmaceuticals plc.

Consolidation of customer purchasing power through acquisitions, alliances and joint ventures impacts pricing. New manufacturers continue to enter the generic market in the United States, which may further lower our pricing power and adversely affect our revenues in that market.

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

The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with companies, such as Perrigo, Apotex, PLD Aurobindo and Sun Pharma that sell store brand OTC products. In the branded market, we compete directly with companies, such as Bayer and Pfizer, which sell branded OTC products.

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

The “pediatric exclusivity” program under The Best Pharmaceuticals for Children Act provides a six-month period of extended exclusivity, applicable to certain listed patents and to other regulatory exclusivities for all formulations of an active ingredient, if the sponsor performs and submits pediatric studies requested by the U.S. FDA within specified timeframes. An effect of this program has been to delay the launch of numerous generic products by an additional six months.

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

On October 23, 2019, the DEA launched the Suspicious Orders Report System (“SORS”) Online, a centralized database required by the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act (the “SUPPORT Act”). The SUPPORT Act requires that all DEA registrants that distribute controlled substances report suspicious orders to the DEA. Therefore, the SORS Online system should only be used by DEA registrants that distribute controlled substances to other DEA registrants. On November 2, 2020, the DEA released a proposed rule to clarify the procedures for identifying, reporting, and refusing to distribute certain orders of controlled substances received under suspicious circumstances.

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

As part of GDUFA II, in order to accelerate access to generic version of complex products, GDUFA II pre-ANDA program product development meetings can be initiated by the U.S. FDA for an ongoing ANDA development program for complex products. These meetings will encourage applicants for product development meetings, pre-submission meetings and mid-review cycle meetings to clarify regulatory expectations early in product development. Furthermore, in November 2017, the Manual of Policy and Procedures (“MAPP”) 5240.3, “Review Order of Original ANDAs, Amendments, and Supplements” was revised to MAPP 5240.3 Rev 4, and on January 30, 2020 to MAPP 5240.3 Rev 5 “Prioritization of the Review of Original ANDAs, Amendments and Supplements” under which a priority review may be granted by the U.S. FDA if an original ANDA, amendment, or supplement meets one of the prioritization factors set forth in the MAPP, and may receive either a shorter goal date or an expedited review, as defined in the MAPP.

On July 21, 2020, the U.S. FDA kicked off a GDUFA III reauthorization process for fiscal years 2023 through 2027. GDUFA reauthorization meetings were held with industry members to discuss various topics, including opportunities to increase first cycle approvals, exploring transparency and communications between the U.S. FDA and industry members, as well as proposals to set a sound foundation for continued programmatic success, inspections, and controlled correspondence. GDUFA III reauthorization discussions between the U.S. FDA and industry members are ongoing. The U.S. FDA issued guidance with regards to risk assessments for nitrosamine impurities that required the manufacturer to complete risk assessments for all approved or marketed drug products by March 31, 2021.

Prescription Drug Marketing Act and Laws Regulating Payments to Healthcare Professionals

The U.S. FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programs must comply with the federal anti-kickback statute, the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended.

We are also subject to Section 6002 of the Patient Protection and Affordable Care Act, commonly known as the Physician Payment Sunshine Act, which regulates disclosure of payments to certain healthcare professionals and providers.

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

We are still awaiting guidance from CMS on a delay in the participation of the U.S. territories in the Medicaid Drug Rebate Program until April 1, 2022 an aspect of the rule that was deferred for later implementation. We will evaluate the financial impact of this when it becomes effective.

The PPACA required manufacturers to calculate an alternate rebate amount for drugs that are “line extensions” of an oral solid dosage form. CMS was responsible under the PPACA for providing a regulatory definition of “line extension,” although the CMS February 2016 final rule did not do so. The Comprehensive Addiction and Recovery Act enacted on July 22, 2016 included a statutory definition of line extension as follows: “with respect to a drug, a new formulation of the drug, such as an extended release formulation, but does not include an abuse-deterrent formulation of the drug (as determined by the Secretary), regardless of whether such abuse-deterrent formulation is an extended release formulation.” On April 1, 2019, CMS published a final rule and interim final rule which reiterated prior guidance that manufacturers rely on the statutory definition and where appropriate, may use “reasonable assumptions” to determine if a drug qualifies as a line extension drug. On December 21, 2020, the CMS issued a final rule that defines “line extension” as “a new formulation of the drug, which does not include an abuse-deterrent formulation of the drug,” and defines “new formulation” as “a change to the drug, including, but not limited to: an extended release formulation or other change in release mechanism, a change in dosage form, strength, route of administration, or ingredients.” We are not currently marketing any drugs that we believe would be a line extension.

In addition, Such December 21, 2020 final rule also made several other changes to the Medicaid Drug Rebate Program regulations, including some changes to the treatment of value-based purchasing arrangements and price reporting for patient benefit programs sponsored by pharmaceutical manufacturers.

In October 2017, the U.S. President Trump signed an Executive Order directing federal agencies to modify how the PPACA is implemented, ending the subsidies to health care insurance companies that sell insurance to low income consumers through state health insurance marketplaces.

Further, the Tax Cuts and Jobs Act enacted in December 2017 effectively repealed the PPACA’s individual mandate by removing the penalties imposed for failure to purchase healthcare insurance. As a result of this change, in December 2018, a U.S. federal district court ruled that the PPACA is unconstitutional. An appellate review of this decision by the Fifth Circuit Court of Appeals in December 2019 held that the individual mandate under the PPACA was unconstitutional, and remanded the case back to the Texas federal judge to conduct a re-evaluation of the entire PPACA to determine which provisions, if any, could survive without the individual mandate provision. The case was appealed to the U.S. Supreme Court in January 2020. On June 17, 2021, the U.S. Supreme Court declined to strike down the individual mandate or the PPACA as a whole, ruling that the plaintiffs who brought the case did not have standing to sue and keeping the PPACA intact.

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

In November 2020, the U.S. Department of Health and Human Services finalized a regulation aimed at lowering prescription drug prices and out-of-pocket spending for prescription drugs by excluding rebates on prescription drugs paid by manufacturers to or purchased by Medicare Part D plan sponsors or pharmacy benefit managers acting under contract with Medicare Part D plan sponsors from the existing discount safe harbor under the federal Anti-Kickback Statute.

On November 27, 2020, the CMS published an interim final rule that imposes a mandatory most favored nation pricing model on certain drugs and biosimilars reimbursed by Medicare Part B. Originally set to be effective January 1, 2021, several groups filed litigation to enjoin the implementation process, and it is currently subject to a court injunction on implementation pending a final rule (based on the interim final rule) published in the Federal Register. Following his inauguration in January 2021, President Biden ordered a regulatory freeze on all pending substantive executive actions in order to permit incoming department and agency heads to review them. Accordingly, it remains to be seen whether this interim final rule advances to the final rule stage.

On December 21, 2020, the CMS issued a final rule that implements changes to the Medicaid Drug Rebate Program regulations in several areas, including with respect to how manufacturers should calculate AMP and best price in value-based purchasing arrangements, the definition of key terms “line extension” and “new formulation,” and the price reporting treatment of manufacturer-sponsored patient benefit programs.

The American Rescue Plan Act of 2021, the US$1.9 trillion stimulus package passed by Congress and signed into law by President Biden on March 11, 2021, includes a provision that eliminates the statutory cap on rebates drug manufacturers pay to Medicaid at the end of 2023, which will eliminate the rebate cap of 100 percent of the AMP.

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

Blueprint to Lower Drug Prices and Safe Importation Action Plan

In May 2018, U.S. President Trump released “American Patients First: The Trump Administration Blueprint to Lower Drug Prices and Reduce Out-of-Pocket Costs,” which outlined actions that his administration proposed to take to lower prescription drug prices, including certain actions that would be taken immediately by the U.S. Department of Health and Human Services (“HHS”) and issues on which HHS would solicit public feedback before determining any additional reform proposals. This blueprint sought to increase competition, improve negotiation, and incentivize lower list prices and lower out-of-pocket costs.

It called for, among other things, greater transparency of drug prices, better informing consumers about prescription drugs, increased promotion of generic drugs and experimenting with value-based payment. We are currently evaluating the impact of this blueprint on our business, and we cannot yet be certain what the effect will be.

To create better incentives for lower list prices, the blueprint called for HHS to consider requiring the inclusion of list prices in direct-to-consumer advertising. On May 30, 2018, the CMS announced a final rule that requires direct-to-consumer television advertisements for prescription pharmaceuticals covered by Medicare or Medicaid to include the list price if such price is equal to or greater than $35 for a month’s supply or the usual course of therapy. This rule became effective starting on July 9, 2019.

The U.S. Department of Health and Human Services and U.S. FDA’s Safe Importation Action Plan was announced in July 2019. Following this framework, the U.S. FDA proposed a draft rule in December 2019 that would allow importation of certain lower-cost prescription drugs from Canada, and in September 2020 the rulemaking was finalized by the U.S. FDA along with an industry guidance document. The new rule became effective on November 30, 2020, although its implementation has been delayed and its impact is uncertain, in part because lawsuits have been filed challenging the government’s authority to promulgate it.

State Efforts to Lower Drug Prices

A number of states have passed legislation intended to impact pricing or requiring price transparency reporting, including among others California, Colorado, Connecticut, Louisiana, Maine, Maryland, Nevada, Oregon, Texas, Vermont, and Washington, and a number of other states have proposed such legislation is recent years. While the disclosure requirements vary by state, these laws typically require manufacturers to report certain product price information or other financial data to the state, and, in some cases, provide advance notification of price increases. It is expected that states will continue their focus on pharmaceutical price transparency and that this focus will continue to exert pressure on product pricing.

Right to Try Act

On May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (the “Right to Try Act”) was signed into law in the United States. The law, among other things, provides a federal framework for certain patients to request access to certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for U.S. FDA approval. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, although in 2020 the U.S. FDA published a notice of proposed rulemaking that would require manufacturers who do so to make annual reports of those programs to the U.S. FDA. Following his inauguration in January 2021, President Biden ordered a regulatory freeze on all pending substantive executive actions in order to permit incoming department and agency heads to review them. Accordingly, it remains to be seen whether the proposed rule for annual reporting under the Right to Try Act advances to the final rule stage.

Final Conscience Rule

In May 2019, the U.S. Department of Health and Human Services (“HHS”) published final rules to enforce so-called “conscience laws,” a series of previously enacted laws that allow health professionals, insurers and employers to opt out of participating in certain health care activities that violate the worker's conscience or religious beliefs, such as abortion, sterilization, vaccination or assisted suicide. The final rule would significantly expand the authority of HHS’s Office of Conscience and Religious Freedom to enforce federal conscience protection laws and implement new enforcement mechanisms. The conscience laws and the final rule could potentially impact certain pharmaceutical products, including the availability of such products from hospitals and other prescribers and the availability of insurance coverage for such products. A number of lawsuits were filed challenging the final rule’s constitutionality and, before it became effective, three federal courts in New York, Washington and California issued rulings invalidating the final rule. Although the Trump administration appealed these decisions, the Biden administration subsequently moved to delay the appeals, indicating that new leadership at HHS would reassess the rule. Accordingly, the overall status of the final conscience rule is uncertain. We are currently evaluating the impact of these conscience laws and the final rule on our business, and we cannot yet be certain what their effect will be.

Coronavirus Aid, Relief, and Economic Security (CARES) Act 2020

The Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act signed into law by President Donald Trump on March 27, 2020, in response to the economic fallout of the COVID-19 pandemic in the United States.

The CARES Act includes authorities that enhance FDA’s ability to identify, prevent, and mitigate possible drug shortages by, among other things, enhancing FDA’s visibility into drug supply chains. Specifically, section 3112(e) amends the Federal Food, Drug, and Cosmetic Act to require that each registered drug establishment annually report the “amount of each drug . . . that was manufactured, prepared, propagated, compounded, or processed” by the registrant for commercial distribution. This CARES Act amendment also provides that such “information may be required to be submitted in an electronic format." The effective date of this reporting requirement under section 3112 (e) of the CARES Act was implemented by FDA on September 23, 2020, which is 180 days after the CARES Act was enacted.

In addition to the COVID-19 response efforts, the CARES Act includes statutory provisions that reform and modernize the way OTC monograph drugs are regulated in the United States. Specifically, the CARES Act replaces the rulemaking process with an administrative order process for issuing, revising, and amending OTC monographs. The CARES Act also provides FDA the authority to assess and collect user fees dedicated to OTC monograph drug activities (OMUFA) FDA anticipates that this user fee program will provide additional resources to help the agency conduct these important regulatory activities in a timely manner and ultimately help provide the public with access to innovative OTC monograph drugs.

Other matters

Refer to Note 33, “Contingencies”, of our consolidated financial statements for discussions of the following lawsuits, investigations and proceedings:

•	Child resistant packaging matter complaint under the False Claims Act (“FCA”);
•	Ranitidine recall and litigation;
•	United States Antitrust Multi-District Litigations;
•	Civil Investigative Demand from the Office of the Attorney General, State of Texas
•	Subpoena duces tecum from the Office of the Attorney General, California
•	Subpoenas from the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the office of the Attorney General for the State of Connecticut; and
•	Civil Investigative Demand from the Civil Division of the DOJ.

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2021, we had filed a cumulative total of 1 New Drug Submission (“NDS”), 1 COVID-19 Interim Order Application, 1 DIN-A Application and 43 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which, 32 were approved, 3 were withdrawn and 11 are pending approval.

Health Canada has also introduced various flexibilities to address the COVID-19 pandemic. This includes expedited authorization of drugs and vaccines for Covid-19; measures to address critical drug shortages; extension of the New Evidence Required by (“NERBY”) date on the drug establishment license for all foreign buildings importing drugs into Canada until further notice; and flexibility with GMP and importation requirements.

Health Canada has issued various guidance documents with regards to the risk assessments for nitrosamine impurities, and required manufacturers to complete risk assessments for drug products containing chemically synthesized APIs by March 31, 2021. Manufacturers are also required to evaluate the risk of the presence of nitrosamine impurities in biologics and radiopharmaceuticals by November 30, 2021.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2021 were Rs.15,404 million, which accounted for 10% of our Global Generics segment’s sales. Our principal markets in Europe are Germany and the United Kingdom. We have also established our presence in other markets, including Italy, France and Spain.

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

United Kingdom and other Countries within Europe

We market our generic products in the United Kingdom through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited. This subsidiary was formed in the year ended March 31, 2003 after our acquisition of Meridian Healthcare Limited, a United Kingdom based generic pharmaceutical company. We currently sell more than 60 products in the United Kingdom, covering both International Nonproprietary Name (“INN”) generics and branded generics. INN generics are sold via wholesale and retail channels, and hospitals. In the U.K., we work closely with the Clinical Commissioning Groups (i.e., groups that commission healthcare services for their local communities and include all of the general practitioner groups in their geographical area) to promote our range of branded generics. While the retail business covers a broad range of therapeutic areas, the hospital business focuses mainly on oncology, anti-infectives and HIV.

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

Competition

The German market is highly competitive as a result of a large number of generic players and the predominance of a tender system which drives competition. Our key competitors within the German generics market include Sandoz International GmbH, Teva Pharmaceutical Industries Limited (“Teva”), Zentiva Pharma GmbH and Stada Arzneimittel AG.

According to the British Generic Manufacturers Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe, with generic penetration of around 84%, and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers, as more than 70% of the retail pharmacies are owned by wholesalers or are part of retail chains, and has low barriers of entry. The market is dominated by global pharmaceutical companies such as Teva, the Sandoz group of Novartis Pharma A.G. and Mylan Inc.

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

Prior approval of a marketing authorization is required to supply products within the EU. Such marketing authorizations may be restricted to one-member state, cover a selection of member states or can be for the whole of the EU, depending upon the form of registration procedure selected.

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

All pharmaceutical companies that manufacture and market human medicinal products in Germany are subject to the applicable rules and regulations executed by the Federal Institute for Drugs and Medical devices (“BfArM”) or the Paul-Ehrlich-Institut (“PEI”) and the supervisory authorities of the respective federal state in Germany. All pharmaceutical companies in Upper Bavaria, Germany are periodically inspected by the Regierung von Oberbayern (the district government of Upper Bavaria in Germany), which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility. The Regierung von Oberbayern has also inspected our plants in Hyderabad and Visakhapatnam.

The German Social Code’s price freeze imposed on reimbursable drugs, which was due to expire at the end of 2017, was extended until December 31, 2022 for all patent free drugs launched before August 1, 2010, although the continued price freeze will not apply to medicines subject to internal reference pricing.

European pharmacovigilance legislation (Regulation (EU) No 1235/2010 and Directive 2010/84/EU) was enacted in July 2012. Among other things, this legislation amended certain prior regulations regarding pharmacovigilance of medicinal products for human use, and procedures for the authorization and supervision of medicinal products for human and veterinary use.

The International Standards for Identification of Medicinal Products (“IDMP”), comprised of five International Organization for Standardization (“ISO”) standards, were approved in calendar year 2012. These standards are designed to allow unambiguous identification of medicinal products across companies and regions in order to support and improve pharmacovigilance and other activities.

The implementation of IDMP has, for a variety of reasons, experienced a series of delays. But the EMA has now published an updated EU Implementation guide, and the latest implementation timelines published in February 2021 state a mandatory implementation date for calendar year 2023.

The EMA has adopted the Health Level 7 (“HL7”) Fast Healthcare Interoperability Resources (“FHIR”) messaging standard for the EU wide implementation of IDMP, and the full implementation will happen through 4 domains: Substance, Product, Organization, and Reference Data (sometimes referred to, collectively, as “SPOR”).

The submission of medicinal product data to support pharmacovigilance has been required since 2012 in the EU. The original European database for data regarding medicinal products, the Eudravigilance Medicinal Product Dictionary (“EVMPD”), was launched by the EMA at the end of 2001. It was designed to standardize the collection, reporting, coding, and evaluation of authorized and investigational medicinal product information. In 2012 it became mandatory for marketing-authorization holders to supply information to the extended version of the EVMPD (xEVMPD or Article 57 database). However, this currently contains only a fraction of the data that eventually will have to be submitted to the IDMP-compliant database for each authorized product in the EU. In order for us to support the maintenance of medicinal product data in the IDMP-compliant database, we will have to make significant changes to our processes and procedures.

In order to prevent counterfeit medicines entering into the supply chain, in October 2015, as part of the Falsified Medicines Directive (the “FMD”), the European Commission adopted regulations providing detailed rules for the safety features appearing on the packaging of medicinal products for human use. Accordingly, all medicinal products generally subject to prescription must bear safety features that facilitate specifically the identification of individual packs and the verification of their authenticity. Effective as of February 9, 2019, we have successfully implemented the FMD and only those prescription drugs which have a unique serial number on the pack, and where the integrity of the pack can be seen, have been placed on the market ever since.

The decision for the United Kingdom to exit from the EU (the “Brexit”) has impacted pharmacovigilance operations. The Brexit transition period ended as of December 31, 2020 and the U.K. MHRA have issued guidance for the pharmaceutical industry to follow from January 1, 2021. The new requirements include the appointment of a “Qualified Person” for pharmacovigilance for U.K. nationally authorized products. The MHRA will continue to support EU harmonized approaches for certain safety data, but require U.K. specific supplemental information to be provided. In addition, parallel, U.K. specific processes must be implemented for certain activities including adverse event reporting. These additional requirements are expected to result in increased costs for the marketing authorization holders (“MAHs”).

In the EU, there must be at least one “Qualified Person” who is responsible for a medicinal product’s batch certification and release. Each batch of an imported medicinal product placed onto the market in the EU must be tested in laboratory in the EU prior certification. The MAH’s Qualified Person, or a qualified partner, must then certify that the product is in accordance with the requirement of Annex 16 of the EU-GMP Guidelines (Certification by a Qualified Person and Batch Release) and can therefore be released to the market. As a consequence of the Brexit, this activity will no longer be able to be conducted in the U.K. for the EU. Following the Brexit vote, the EU moved the headquarters of the EMA from the U.K. to the Netherlands in March 2019.

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

“Rest of the World” markets of our Global Generics segment

We refer to all markets of our Global Generics segment other than North America, Europe, Russia and other countries of the former Soviet Union and Romania and India as our “Rest of the World” markets. Our significant Rest of the World markets include China, Kazakhstan, South Africa, Australia, Brazil, Vietnam and Myanmar.

We started our operations in China in the year 2000, by setting up a joint venture in the city of Kunshan, Jiangsu Province. Over the past several years, our joint venture called Kunshan Rotam Reddy Pharmaceuticals Company Limited (“KRRP”) has commercialized several products. Some of these products are manufactured by KRRP at its manufacturing plant in Kunshan while some others are imported in bulk packs, repackaged and sold in China. In calendar year 2020, KRRP started manufacturing capacity expansion at the Kunshan facility, and the same is in progress and likely to be completed in calendar year 2021.

Over the last few years, we have also increased our operations with respect to the filing of dossiers and obtaining new product registrations in China. Upon successful registration and approval by the China regulatory authorities, we intend to launch these products in the coming years.

Further, in September 2019, one of our products Olanzapine, which we had commercialized in China through a distribution and supply agreement with a Chinese company, was successfully listed in the national volume based procurement program, which is a tender-style bidding system for centralized procurement of medicines in China.

Our revenues from our “Rest of the World” markets were Rs.11,844 million in the year ended March 31, 2021, an increase of 25% as compared to the year ended March 31, 2020. The growth is largely attributable to increased sales volumes of our existing business and to new products launched during the year ended March 31, 2021. The foregoing was partially offset by decline in revenues due to price erosion in some of our existing products.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting API into finished dosages. As of March 31, 2021, we had eleven manufacturing facilities within this segment. Ten of these facilities are located in India, including four in a Special Economic Zone, and one in the United States (Shreveport, Louisiana). In addition, we also have one packaging facility in the United Kingdom. All of the facilities are designed in accordance with and are compliant with current cGMP requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. All of our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located.

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

In November 2015, we received a warning letter from the U.S. FDA relating to violations at our injectable oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Subsequently in February 2019, the U.S. FDA issued an Establishment Inspection Report (“EIR”) indicating successful closure of the audit of such facility.

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

Our PSAI segment’s revenues for the year ended March 31, 2021 were Rs.31,982 million, an increase of 24% as compared to Rs.25,747 million for the year ended March 31, 2020. Our PSAI segment accounted for 17% of our total revenues for the year ended March 31, 2021.

During the year ended March 31, 2021, we filed 149 Drug Master Files (“DMFs”) worldwide, of which 14 were filed in the United States, 18 were filed in Europe and 117 were filed in other countries. Cumulatively, our total active DMFs filed worldwide as of March 31, 2021 were 1,172, including 223 (active) DMFs filed in the United States.

We produce and market more than 154 different APIs for numerous markets. Our API business is operated independently from our Global Generics segment and, in addition to supplying API to our Global Generics segment, our PSAI segment sells API to third parties for use in manufacturing generic products, subject to any patent rights of other third parties.

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

Effective June 1, 2020, our Custom Pharmaceutical Services business has been integrated with Aurigene Discovery Technologies Limited’s (“ADTL”) service business, and the integrated business model was commenced under Aurigene Pharmaceutical Services Limited (“APSL”). APSL is a subsidiary of ADTL within our group. APSL has been formed to service the needs of innovator customers in the areas of medicinal chemistry and biology, contract development and manufacturing services for clinical and commercial needs. Our aspiration is to make APSL a global leader in offering end-to-end integrated solutions across discovery, development and manufacturing.

Sales, Marketing and Distribution

Developed Markets. Our PSAI segment’s principal overseas markets are the United States and Europe. Our PSAI segment’s sales to these markets were Rs.13,942 million for the year ended March 31, 2021, and accounted for 44% of our PSAI segment’s revenues for the year ended March 31, 2021.

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

Other Key Markets. India is an important market for our PSAI segment, with total sales of Rs.2,821 million, and it accounted for 9% of the PSAI segment’s revenues in the year ended March 31, 2021. In India, we market our API products to Indian and multinational companies, many of whom are also our competitors in our Global Generics segment. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports in several products.

Being the highest growing emerging market, China is a lucrative market to operate in. Our PSAI segment has a strong pipeline of products for the Chinese market has concentrated talent deployment in the region. Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.15,220 million for the year ended March 31, 2021 and accounted for 47% of our PSAI segment’s revenues for the year.

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

For our contract development and manufacturing services line of business, we have focused business development teams dedicated to our key geographies of North America (the United States and Canada), the European Union and Asia Pacific. These teams target large, medium and emerging innovator companies to build long-term business relationships focused on catering to their outsourcing needs.

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

For our contract development and manufacturing services, we have well-resourced synthetic organic chemistry laboratories, medicinal chemistry analytical laboratories and kilo laboratories at our technology development centers at Hyderabad and Bengaluru in India. Our chemists and process engineers are experts in discovery, development and manufacturing services, from the pre-clinical stage to commercialization. To complete the full value chain in development services, we also provide formulation development services. We have facilities for pre-formulation and formulation development, analytical development, clinical trial supplies, pilot scale and product regulatory support. The inspection of our Miyapur facility in Hyderabad, India was completed by the U.S. FDA on September 21, 2017 with zero observations, and the U.S. FDA issued an EIR in December 2017. This facility also follows rigorous Safety and Information Security practices and is certified against ISO 27001:2013 standards for information security. Larger quantities of APIs can be manufactured from our API plants in India, the United Kingdom and Mexico. We also offer end to end project management support for effective deliveries.

Our contract development and manufacturing services are uniquely positioned in the market where it utilizes assets (both in terms of physical assets and technical know-how) of a vertically integrated pharmaceutical company and combines this with the service model which we have built over the years.

Raw Materials

Raw material expense forms the largest portion of our cost of revenues. Raw materials consist of fine chemicals, bulk chemicals, solvents, catalysts, and basic and advanced intermediates. The prices of these raw materials generally fluctuate in line with commodity cycles, demand supply situations and changes to government policies. We evaluate and manage our commodity price risk exposure through periodical supply contracts as well as agile and responsive sourcing procedures

Competition

The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Divis Laboratories Limited, Aurobindo Pharma Limited, Cipla Limited, Mylan Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based or operating in India. In addition, we experience competition from European businesses and Chinese manufacturers like Zhejiang Huahai, Tianyu, as well as from Teva Pharmaceuticals Industries Limited, based in Israel.

With respect to our contract development and manufacturing services, we believe that contract research and manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited, Synegene International Ltd. and Piramal Enterprises Ltd. Key competitors from outside India include Lonza Group, AMRI Inc., Patheon Inc., Catalent Inc., Cambrex Inc., and WuXi Apptec. We distinguish ourselves from Indian competitors by offering a wider range of services spanning the entire pharmaceutical value chain.

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

Government regulations

All pharmaceutical companies that manufacture and market drugs, medical devices and cosmetics in India are subject to various national and state laws and regulations, which principally include the Drugs and Cosmetics Act, 1940 and the Drugs and Cosmetics Rules 1945, the New Drugs and Clinical Trials. Rules, 2019, the Cosmetics Rules, 2020, the Medical Devices Rules 2017, the Drugs (Prices Control) Order, 2013, as well as various environmental laws and other government statutes and regulations. These regulations govern the manufacturing, testing, packaging, labeling, storing, recordkeeping, safety, approval, sale and distribution of pharmaceutical products.

In India, manufacturing licenses for drugs, cosmetics and medical devices are generally issued by state licensing authorities. Under the Drugs and Cosmetics Act, 1940, the state licensing authorities are empowered to issue manufacturing licenses for drugs if they are approved for marketing in India by the Drug Controller General of India (“DCGI”). Prior to granting licenses for any new drugs or combinations of new drugs, the DCGI clearance has to be obtained in accordance with the Drugs and Cosmetics Act, 1940.

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

Proprietary Products Segment

Our Proprietary Products segment focuses on the research, development, and commercialization of differentiated formulations by building a pipeline of high value, globally relevant products in therapeutic areas of high unmet need and commercializing these pipeline products through partnerships to maximize value.

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

Our principal research laboratory is based in Hyderabad, India. As of March 31, 2021, we employed a total of 67 scientists, including 10 scientists who hold Ph.D. degrees and three with a M.D. degree.

Pipeline Status

As of March 31, 2021, we had three late stage projects at different stages of development, ranging from products that have completed Phase 2 clinical trials to a product that is undergoing pivotal studies for registration. In addition, we have multiple other programs in the early stages of development (i.e., exploratory stage through Phase 2) in our pipeline.

The details of our late stage assets are as follows:

Compound	PPC-06 (Tepilamide Fumarate)	E7777	DFD-29 (Low dose minocycline)
Therapeutic Area	Dermatology	Hematology-Oncology	Dermatology
Indication	Treatment of plaque psoriasis in patients 18 years of age or older.	Treatment of Cutaneous T Cell Lymphoma.	Treatment of Papulopustular rosacea.
Significant developments during the period	Phase 3 study preparation.	Pivotal study ongoing and nearing completion.	Phase 3 study preparations.
Significant patents associated with the compound	A total of fourteen patents were granted, with estimated expiration of the last of such patents in 2035 in the U.S.A.
	There are also other patent applications pending in the U.S.A. and some other countries.	None.	Three patent applications have been filed with the USPTO(1) (1 granted). There are also other patent applications pending in fourteen other countries including Europe, Japan, Brazil, Canada, China, India and Russia.
Current status/ expected NDA filing(2)	Phase 3 ready.	Approval enabling study is ongoing. Submission of a Biologics License Application to the U.S. FDA is planned in the quarter ended September 30, 2022.	Estimated NDA filing is December 2023.

(1)	“USPTO” means the United States Patent and Trademark Office.
(2)	The timelines for expected filing may change due to various factors, including outcome of Approval enabling/Phase 3 studies, completion of Integrated Summary of Safety/Integrated Summary of Effectiveness (“ISS/ISE”), outcome of stability data and internal reprioritization of portfolio.

Details regarding certain of other late stage pipeline assets are as follows:

•	DFD-11 (XeglyzeTM): U.S. FDA approval was received on July 24, 2020.

Patents. Our Proprietary Products segment has created a strong patent portfolio, with 134 grants by the USPTO with a validity of 10+ years. Following is the patent applications filed/granted status as of March 31, 2021:

Category	USPTO(1) (# Filed)	USPTO(1) (# Granted)	PCT(2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	47	27	35	26	3
Anti-ulcerant	1	1	-	1	-
Miscellaneous	29	26	4	29	11
Differentiated formulations	70	45	28	71	5
Total	258	134	153	311	83

(1)	“USPTO” means the United States Patent and Trademark Office.
(2)	“PCT” means the Patent Cooperation Treaty, an international treaty that facilitates foreign patent filings for residents of member countries when obtaining patents in other member countries.

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

Stages of Testing Development. The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:

Stage of Development	Description
Nonclinical	Animal studies and laboratory tests to evaluate the efficacy, pharmacokinetics and safety in animals. Demonstrate activity of a product candidate and identify its chemical and physical properties.
Phase 1	Clinical studies to test safety and pharmacokinetic profile of a drug in normal human subjects.
Phase 2	Exploratory clinical studies conducted in small group of patients to determine the proof concept, preliminary efficacy and safety, and finally to determine the dosage range of a drug.
Phase 3	Large scale confirmatory clinical studies conducted in large group of patients to provide sufficient data for statistical proof of efficacy and safety.

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

After completion of clinical trials of a new product, U.S. FDA NDA approval must be obtained. If the product is classified as a new pharmaceutical, we or our collaborator are required to file a NDA, and receive approval before commercial marketing of the drug. The testing and approval processes require substantial time and effort. NDAs submitted to the U.S. FDA can take several years to obtain approval and the U.S. FDA is not obligated to grant approval at all.

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

In March 2021, we out-licensed to Ethypharm SAS select territory rights (in France, Germany, Italy, Spain and the United Kingdom) for ELYXYBTM (formerly referred to as “DFN 15”).

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

4.D. Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:

Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
	Within India
1	API Hyderabad Plant 1, Telangana, India	645,995	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	781,379	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
5	API Srikakulam Plant, Andhra Pradesh, India	4,027,688	Global Generics and PSAI
6	API Srikakulam Plant (SEZ), Andhra Pradesh, India	9,917,739	Global Generics and PSAI
7	Aurigene Pharmaceutical Services Limited, Hyderabad, Telangana, India	300,564	PSAI
8	Technology Development Centre Hyderabad 2, Telangana, India	68,825	Global Generics and PSAI
9	Integrated Product Development Center (Pilot Plant), Telangana, India	271,379	Global Generics
10	Formulations Hyderabad Plant 2, Telangana, India	3,207,826	Global Generics
11	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
12	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
13	Formulations Baddi Plant 3, Himachal Pradesh, India	70,220	Global Generics
14	Biologics Hyderabad, Telangana, India	1,242,767	Global Generics
15	Formulations Hyderabad Plant 3, Telangana, India	1,539,089	Global Generics
16	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
17	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	334,105	Global Generics
18	Formulations Srikakulam Plant 11, Andhra Pradesh, India	740,520	Global Generics
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,206	Global Generics
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	544,322	Global Generics
21	Aurigene Pharmaceutical Services Limited, Bengaluru, Karnataka, India	58,754	PSAI
22	Aurigene Discovery Technologies Limited, Bengaluru, Karnataka, India	630,462	Others
23	Integrated Product Development Center, Bengaluru, India	29,500	Global Generics
24	Integrated Product Development Center, Telangana, India	103,350	Global Generics, PSAI and Proprietary
	Outside India
25	API Cuernavaca Plant, Mexico	2,361,840	Global Generics and PSAI
26	API Mirfield Plant, United Kingdom	1,785,960	Global Generics and PSAI
27	API Middleburgh Plant, New York, United States	292,000	Global Generics

Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
28	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI
29	Technology Development Centre, Leiden, the Netherlands	56,500	Global Generics and PSAI
30	Formulations Beverley Plant, East Yorkshire, United Kingdom(1)	81,000	Global Generics
31	Formulations Shreveport Plant, Louisiana, United States	2,349,251	Global Generics
32	Aurigene Discovery Technologies, Malaysia	5,672	Others

(1)	Assets held for sale as of March 31, 2021.

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

Global Generics

During the year ended March 31, 2021, we established a facility for Blow-Fill-Seal technology (“BFS”) at “Formulations Vishakhapatnam Plant 2 (SEZ)”. We also completed acquisition of “Formulation Baddi Plant 3” from Wockhardt Limited.

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

Material plans to construct, expand and improve facilities

As of March 31, 2021, we had capital work-in-progress of Rs.9,778 million and capital commitments of Rs.9,841 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India, the United States and Mexico. Our current capital work-in-progress and capital commitments primarily consist of projects to enhance the capacity of our formulations injectable facility in Visakhapatnam. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and other investments. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2022 and March 31, 2023.

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

The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. Our Co-Chairman and Managing Director was previously the CODM of our company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer (“CEO”) assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is currently the CODM of our company.

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

Critical Accounting Policies

Critical accounting policies are defined as those that in our view are the most important to the portrayal of our financial condition and results and that require the most exercise of management’s judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. The basis for preparation of our financial statements, significant accounting policies and application of these are discussed in detail in Notes 2, 3 and 4 to our consolidated financial statements.

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

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments are as follows:

•	Measurement of recoverable amounts of cash-generating units;
•	Measurement of transaction price in a revenue transaction (sales returns, rebates and chargeback provisions);
•	Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
•	Contingencies.

Accounting policy relating to Revenue from contract with customers

Our revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. We have generally concluded that we are the principal in our revenue arrangements.

Accounting policies relating to revenue are as follows:

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

•	Chargebacks: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our book closure process, a chargeback validation is performed in which we track and reconcile the volume of inventory sold for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 95% of the total value of chargebacks outstanding at every year end reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

•	Shelf Stock Adjustments: Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by us, and are accrued when the prices of certain products decline as a result of increased competition or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

•	Rebates: Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

•	Refund Liability: We account for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on our estimate of expected sales returns. We deal in various products. Accordingly, our estimate of sales returns is determined primarily by our historical experience. With respect to established products, we determine an estimate of sales returns provision primarily based on historical experience of the actual sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all of these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors. We have not yet introduced products in a new therapeutic category where the sales returns experience of such products by us or our competitors (as we understand based on industry publications) is not known. The amount of sales returns for our newly launched products have not historically differed significantly from sales returns experience of the then current products marketed by us or our competitors (as we understand based on industry publications). Accordingly, we do not expect sales returns for new products to be significantly different from expected sales returns of current products. We evaluate sales returns of all our products at the end of each reporting period and record necessary adjustments, if any.

•	Medicaid: We estimate the portion of our sales that may get dispensed to customers covered under Medicaid programs based on the proportion of units sold in the previous two quarters for which a Medicaid claim could be received as compared to the total number of units sold in the previous two quarters. The proportion is based on an analysis of the actual Medicaid claims received for the preceding four quarters. In addition, we also apply the same percentage on the derived estimated inventory sold and delivered by us to our wholesalers and other direct customers to arrive at the potential volume of products on which a Medicaid claim could be received. We use this approach because we believe that it corresponds to the approximate six month time period it takes for us to receive claims from the various Medicaid programs. After estimating the number of units on which a Medicaid claim is to be paid, we use the latest available Medicaid reimbursement rate per unit to calculate the Medicaid accrual. In the case of new products, accruals are done based on specific inputs from our marketing team or data from the publications of IQVIA.

•	Cash Discounts: We offer cash discounts to our customers, on a selective basis and in line with industry practice, to encourage prompt payment. Accruals for such cash discounts do not involve any significant variables. These are accrued for at the time of invoicing and adjusted subsequently to reflect the actual experience.

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 82% of such “gross-to-net” adjustments for our North America Generics business for the year ended March 31, 2021. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

a)	Estimated inventory—Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents an immaterial variation. Therefore, we believe that our estimation process in regard to this variable is reasonable.

b)	Unit pricing rate—At any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1 to 1.3 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2020, 2019 and 2018, respectively, and ended March 31, 2021, 2020 and 2019, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). The impact on net sales on account of such price variation may not be significant.

A roll-forward for each major accrual for our North America Generics business is presented below for our fiscal years ended March 31, 2019, 2020 and 2021:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability(3)
	(All values in U.S.$ millions)
Beginning Balance: April 1, 2018	170	161	12	28
Current provisions relating to sales during the year	1,415	461	18	29
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,457)	(530)	(19)	(27)
Ending Balance: March 31, 2019	128	92	11	30

Beginning Balance: April 1, 2019	128	92	11	30
Current provisions relating to sales during the year(1)	1,468	319	20	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,440)	(331)	(20)	(27)
Ending Balance: March 31, 2020	156	80	11	24

Beginning Balance: April 1, 2020	156	80	11	24
Current provisions relating to sales during the year(2)	1,702	245	21	15
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,656)	(247)	(19)	(20)
Ending Balance: March 31, 2021	202	78	13	19

*	Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.3 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, we do not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or refund liability.

(1)	Chargebacks provisions for the year ended March 31, 2020 were higher compared to the year ended March 31, 2019, primarily as a result of higher sales volumes, which were partially off-set due to a lower pricing rates per unit for chargebacks. Such lower pricing rates were primarily on account of a reduction in the invoice price to wholesalers for certain of our products. The chargebacks payments for the year ended March 31, 2020 were lower compared to the year ended March 31, 2019, primarily as a result of higher pending chargebacks claims as of March 31, 2020 compared to March 31, 2019. The rebates provisions and payments for the year ended March 31, 2020 were each lower as compared to the year ended March 31, 2019, primarily as a result of lower pricing rates per unit for rebates, due to a reduction in the invoice price to wholesalers for certain of our products, which were partially off-set by higher sales volumes during the year ended March 31, 2020 compared to the year ended March 31, 2019.

(2)	Chargebacks provisions and payments for the year ended March 31, 2021 were each higher as compared to the year ended March 31, 2020, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products. The rebates provisions and payments for the year ended March 31, 2021 were each lower as compared to the year ended March 31, 2020, primarily as a result of lower pricing rates per unit for rebates, due to a reduction in the invoice price to wholesalers for certain of our products and also due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products, which were partially off-set by higher sales volumes during the year ended March 31, 2021 as compared to the year ended March 31, 2020.

(3)	Our overall refund liability as of March 31, 2021 relating to our North America Generics business was U.S.$19 million, as compared to a liability of U.S.$24 million as of March 31, 2020. This decrease in our liability was primarily attributable to a lower refund liability created for the year ended March 31, 2021 as compared to the year ended March 31, 2020. Such allowance change was primarily due to certain product mix changes and recent trends in actual sales returns, together with our historical experience, and also the price reduction for certain products resulting into lower refund liability to be carried.

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

5.A. Operating results

Income Statement Data

	For the year ended March 31,
	2021		2021		2020		2019
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$	2,594	Rs.	189,722	Rs.	174,600	Rs.	153,851
Cost of revenues		1,185		86,645		80,591		70,421
Gross profit		1,409		103,077		94,009		83,430
Selling, general and administrative expenses		747		54,650		50,129		48,680
Research and development expenses		226		16,541		15,410		15,607
Impairment of non-current assets		117		8,588		16,767		210
Other income, net		(13)		(982)		(4,290)		(1,955)
Results from operating activities		332		24,280		15,993		20,888
Finance income, net		23		1,653		1,478		1,117
Share of profit of equity accounted investees, net of tax		7		480		561		438
Profit before tax		361		26,413		18,032		22,443
Tax expense/(benefit), net		125		9,175		(1,466)		3,648
Profit for the year	U.S.$	236	Rs.	17,238	Rs.	19,498	Rs.	18,795

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales			Percentage
	For the year ended March 31,			Increase/(Decrease)
	2021	2020	2019	2020 to 2021	2019 to 2020
Revenues	100.0%	100.0%	100.0%	8.7%	13.5%
Gross profit	54.3%	53.8%	54.2%	9.6%	12.7%
Selling, general and administrative expenses	28.8%	28.7%	31.6%	9.0%	3.0%
Research and development expenses	8.7%	8.8%	10.1%	7.3%	(1.3)%
Impairment of non-current assets	4.5%	9.6%	0.1%	(48.8)%	7884.3%
Other income, net	(0.5)%	(2.5)%	(1.3)%	(77.1)%	119.4%
Results from operating activities	12.8%	9.2%	13.6%	51.8%	(23.4)%
Finance income, net	0.9%	0.8%	0.7%	11.8%	32.3%
Share of profit of equity accounted investees, net of tax	0.3%	0.3%	0.3%	(14.4)%	28.1%
Profit before tax	13.9%	10.3%	14.6%	46.5%	(19.7)%
Tax expense/(benefit), net	4.8%	(0.8)%	2.4%	(725.9)%	(140.2)%
Profit for the year	9.1%	11.2%	12.2%	(11.6)%	3.7%

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the year ended March 31,
	2021			2020			2019
	(Rs. in millions)
	Revenues		% of Segment revenue	Revenues		% of Segment revenue	Revenues		% of Segment revenue
Global Generics	Rs.	154,404	81%	Rs.	138,123	79%	Rs.	122,903	80%
PSAI		31,982	17%		25,747	15%		24,140	16%
Proprietary Products		523	0%		7,949	5%		4,750	3%
Others		2,813	2%		2,781	1%		2,058	1%
Total	Rs.	189,722	100%	Rs.	174,600	100%	Rs.	153,851	100%

Fiscal Year Ended March 31, 2021 compared to Fiscal Year Ended March 31, 2020

Revenues

Our overall consolidated revenues were Rs.189,722 million for the year ended March 31, 2021, an increase of 9% as compared to Rs.174,600 million for the year ended March 31, 2020. This revenue growth for the year ended March 31, 2021 was primarily due to: increased sales volumes of our existing products; new product launches across our businesses; and benefits due to the depreciation of the Indian rupee against the U.S. dollar. The foregoing was partially offset by price erosion, in our Global Generics segment’s North America (the United States and Canada), Europe and certain other emerging markets. The revenues for the year ended March 31, 2020 included the proceeds from the sale of our U.S. and select territory rights for two of our brands of proprietary products.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2021			2020			2019
	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *	Revenues		% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.	154,404	81%	Rs.	138,123	79%	Rs.	122,903	80%
North America (the United States and Canada)		70,494	46%		64,659	47%		59,957	49%
Europe		15,404	10%		11,707	8%		7,873	6%
India		33,419	22%		28,946	21%		26,179	21%
Russia		15,816	10%		16,900	12%		15,299	13%
Other countries of the former Soviet Union and Romania		7,427	5%		6,472	5%		5,242	4%
Others		11,844	7%		9,439	7%		8,353	7%
PSAI		31,982	17%		25,747	15%		24,140	16%
Proprietary Products and Others		3,336	2%		10,730	6%		6,808	4%
Total		189,722	100%		174,600	100%		153,851	100%

*	Percentages mentioned against the segments are with reference to the total revenue of our company; and percentages mentioned against geographies represent the sales in the respective geography as a percentage of the total revenue from that segment.

For the year ended March 31, 2021, the average exchange rate of the U.S. dollar and the Euro appreciated by approximately 4.7% and 9.9%, respectively, and that of the Russian rouble depreciated by 8.3%, against the Indian rupee as compared to the year ended March 31, 2020. These changes in exchange rates on an overall basis increased our reported revenues.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.154,404 million for the year ended March 31, 2021, an increase of 12% as compared to Rs.138,123 million for the year ended March 31, 2020. The revenue increase was in all the four business geographies of this segment: North America (the United States and Canada), Europe, India, and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 6% resulting from a net increase in the sales volumes of existing products in this segment;

•	an increase of approximately 9% resulting from new products launched during the year ended March 31, 2021; and

•	the foregoing was partially offset by a decrease of approximately 6% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.70,494 million for the year ended March 31, 2021, an increase of 9% as compared to Rs.64,659 million for the year ended March 31, 2020. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 4% for the year ended March 31, 2021 as compared to the year ended March 31, 2020.

This revenues increase was largely attributable to the following:

•	an increase in volumes for certain of our existing products such as buprenorphine and naloxone sublingual film;

•	revenues from new products launched during the year ended March 31, 2021, such as ciprofloxacin and dexamethasone otic suspension, over-the-counter diclofenac sodium topical gel, sapropterin dihydrochloride tablets, colchicine tablets and abiraterone acetate tablets; and

•	the foregoing was partially offset by reduced sales primarily due to price erosion from increased competition for certain products, such as buprenorphine and naloxone sublingual film, daptomycin injection, metoprolol ER tabs and palonosetron injection.

During the year ended March 31, 2021, we made 20 new ANDA filings and 1 new NDA filing under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States with the U.S. FDA. As of March 31, 2021 our cumulative filings were 304, which includes 5 NDA filings under section 505(b)(2) and 299 ANDA filings. These 299 ANDA filings include 8 ANDAs that we acquired from Teva and an affiliate of Allergan plc. As of March 31, 2021, we had 95 filings pending approval with the U.S. FDA (92 ANDAs and 3 NDAs under 505(b)(2) route including 21 tentative approvals). Of the 92 ANDAs which are pending approval, 47 are Paragraph IV filings, and we believe that we are the first to file with respect to 23 of these filings.

Europe: Our Global Generics segment’s revenues from Europe (which is comprised of Germany, the United Kingdom and other European countries such as Italy, Spain, France and Austria) were Rs.15,404 million for the year ended March 31, 2021, an increase of 32% as compared to Rs.11,707 million for the year ended March 31, 2020. This increase was primarily on account of higher sales volumes and sales from new product launches during the year ended March 31, 2021 which was partially offset by a reduction in sales due to price erosion in some of our existing products. Sales growth in Europe was also led by scale up of volumes in our newer markets of Europe, such as Italy, Spain and France.

India: Our Global Generics segment’s revenues from India were Rs.33,419 million for the year ended March 31, 2021, an increase of 15% as compared to Rs.28,946 million for the year ended March 31, 2020. This growth was largely attributable to an increase in sales volumes and sales prices of our existing products, revenues from launches of new products and contributions from the portfolio of products acquired from Wockhardt Limited during the year ended March 31, 2021.

According to IQVIA in its Moving Annual Total report for the year ended March 31, 2021, our secondary sales in India grew by 3.1% during such period, as compared to the India pharmaceutical market’s growth of 4.3% during such period. During the year ended March 31, 2021, we launched 20 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) were Rs.35,087 million for the year ended March 31, 2021, an increase of 7% as compared to Rs.32,811 million for the year ended March 31, 2020. This revenue increase was led by growth in Ukraine, Kazakhstan, Uzbekistan and Romania, including certain tender sales, and scaling up in markets such as China, Vietnam, Myanmar and Jamaica.

Russia: Our Global Generics segment’s revenues from Russia were Rs.15,816 million for the year ended March 31, 2021, a decrease of 6% as compared to Rs.16,900 million for the year ended March 31, 2020. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 1% for the year ended March 31, 2021 as compared to the year ended March 31, 2020. This revenue increase was largely attributable to an increase in the sales price and sales from new product launches during the year ended March 31, 2021, which was partially offset by a reduction in sales due to lower volumes in some of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2021 were approximately 45% of our total revenues from Russia.

According to IQVIA, as per its report for the year ended March 31, 2021, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for such period, was as follows:

	Year ended March 31, 2021
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	-1.2%	-4.8%	2.3%	-2.1%
Over-the-counter (OTC)	-0.6%	-7.3%	4.3%	-6.6%
Total (Rx + OTC)	-0.9%	-5.7%	3.3%	-5.1%

As per the above referenced IQVIA report, our market shares in Russia for the years ended March 31, 2021 and 2020 were as follows:

	Year ended March 31,
	Volume based		Value based
	2021	2020	2021	2020
Prescription (Rx)	3.9%	3.9%	1.7%	1.8%
Over-the-counter (OTC)	1.1%	1.2%	1.6%	1.6%
Total (Rx + OTC)	2.1%	2.1%	1.7%	1.7%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.7,427 million for the year ended March 31, 2021, an increase of 15% as compared to Rs.6,472 million for the year ended March 31, 2020. This increase was attributable to increased revenues from higher sales volumes, increase in sales prices and revenues from new products launched during the year ended March 31, 2021.

“Rest of the World” Markets: We refer to all markets of this segment, other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India, as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.11,844 million for the year ended March 31, 2021, an increase of 25% as compared to Rs.9,439 million for the year ended March 31, 2020. The growth is largely attributable to increased sales volumes of our existing business and to new products launched during the year ended March 31, 2021. The foregoing was partially offset by decline in revenues due to price erosion in some of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues were Rs.31,982 million for the year ended March 31, 2021, an increase of 24% as compared to Rs.25,747 million for the year ended March 31, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to an increase in sales volumes and revenues from launches of new products, which was partially offset by a reduction in sales due to price erosion in some of our existing products.

During the year ended March 31, 2021, we filed 149 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total active worldwide DMFs as of March 31, 2021 were 1,172, including 223 active DMFs in the United States.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.523 million for the year ended March 31, 2021, a decrease of 93% as compared to Rs.7,949 million for year ended March 31, 2020.

Our revenues for the year ended March 31, 2020 included Rs.7,486 million revenue from sale of the U.S. and select territory rights for our neurology product brands ZEMBRACE® SMYTOUCH® (sumatriptan injection 3mg) & TOSYMRA™ (sumatriptan nasal spray 10mg).

Gross Profit

Our total gross profit was Rs.103,077 million for the year ended March 31, 2021, representing 54.3% of our revenues for that period, as compared to Rs.94,009 million for the year ended March 31, 2020, representing 53.8% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profit by segment:

	For the year ended March 31,
	2021		2020		2019
	(Rs. in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	91,111	59.0%	78,449	56.8%	71,924	58.5%
PSAI	9,426	29.5%	6,190	24.0%	6,128	25.4%
Proprietary Products	482	92.2%	7,744	97.4%	4,182	88.0%
Others	2,058	73.2%	1,626	58.5%	1,196	58.1%
Total	103,077	54.3%	94,009	53.8%	83,430	54.2%

The gross profit from our Global Generics segment increased to 59.0% for the year ended March 31, 2021, from 56.8% for the year ended March 31, 2020. This increase was on account of the net benefit from exchange rate fluctuations of multiple currencies against the Indian rupee, new product launches with higher gross margins, increases in the proportion of sales of certain products with higher gross margins and a lower increase in manufacturing overheads as compared to sales. This increase was partially offset by reductions on account of price erosion in certain of our products, primarily in the United States, Europe, Australia and Brazil, and also on account of lower export benefits (i.e., tax benefits applicable to exports).

The gross profits from our PSAI segment increased to 29.5% for the year ended March 31, 2021, from 24.0% for the year ended March 31, 2020. This increase was primarily on account of the net benefit from exchange rate fluctuations of multiple currencies against the Indian rupee and a lower increase in manufacturing overheads as compared to sales. This increase was partially offset by reductions on account of price erosion in certain of our products and lower export benefits.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.54,650 million for the year ended March 31, 2021, an increase of 9.0% as compared to Rs.50,129 million for the year ended March 31, 2020. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 4% on account of increased freight outward expenses;

•	an increase of 3% on account of increased personnel costs, primarily on account of annual raises and an increase in personnel due to integration of the business acquired from Wockhardt Limited;

•	an increase of 1% on account of increased legal fees;

•	an increase of 4% on account of increased other expenses; and

•	the foregoing was partially offset by a decrease of 3% on account of lower sales and marketing and travel expenses.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 28.8% for the year ended March 31, 2021 from 28.7% for the year ended March 31, 2020.

Research and development expenses

Our research and development expenses were Rs.16,541 million for the year ended March 31, 2021, an increase of 7.3% as compared to Rs.15,410 million for the year ended March 31, 2020. This increase was primarily on account of higher developmental expenditures in our Global Generics business, including development of COVID related molecules.

As a proportion of our total revenues, our research and development expense was at 8.7% for the year ended March 31, 2021 as compared to 8.8% for the year ended March 31, 2020.

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs.8,588 million for year ended March 31, 2021 as compared to a charge of Rs.16,767 million for the year ended March 31, 2020. Please refer to Notes 12, 13 and 14 of our consolidated financial statements for an explanation on this charge.

Other income, net

Our net other income was Rs.982 million for the year ended March 31, 2021, a decrease of 77% as compared to net other income of Rs.4,290 million for the year ended March 31, 2020.

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

Finance income, net

Our net finance income was Rs.1,653 million for the year ended March 31, 2021, as compared to net finance income of Rs. 1,478 million for the year ended March 31, 2020. This increase in net finance income was largely attributable to:

•	fair value changes and profit on sale of units of mutual funds of Rs.557 million for the year ended March 31, 2021, as compared to fair value changes and profit on sale of units of mutual funds of Rs.929 million for the year ended March 31, 2020;

•	an increase in net foreign exchange gain of Rs.1,240 million for the year ended March 31, 2021, as compared to net foreign exchange gain of Rs. 639 million for the year ended March 31, 2020; and

•	an increase in net interest expense of Rs.144 million for the year ended March 31, 2021, as compared to net interest expense of Rs.95 million for the year ended March 31, 2020.

Profit before tax

As a result of the above, our profit before taxes was Rs.26,413 million for the year ended March 31, 2021, an increase of 46% as compared to Rs.18,032 million for the year ended March 31, 2020.

Tax expense

Our consolidated weighted average tax rate was 35% for the year ended March 31, 2021, as compared to (8%) (benefit of 8%) for the year ended March 31, 2020.

Our effective tax rate for the year ended March 31, 2021 was higher as compared to the year ended March 31, 2020 primarily on account of:

•	de-recognition of deferred tax asset during the year ended March 31, 2021 due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021;
•	recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits and planned restructuring activity between companies within our group during the year ended March 31, 2020;
•	weighted deduction on eligible research and development expenditure in Dr. Reddy’s Laboratories Limited, India for the year ended March 31, 2020; and
•	income from the sale of capital assets during the year ended March 31, 2020, which was set off against the carried forward capital loss.

As a result, we had a tax expense of Rs.9,175 million for the year ended March 31, 2021, as compared to a net tax benefit of Rs.1,466 million for the year ended March 31, 2020.

Profit for the year

As a result of the above, our net profit was Rs.17,238 million for the year ended March 31, 2021, representing 9% of our total revenues for such year, as compared to Rs.19,498 million for the year ended March 31, 2020, representing 11% of our total revenues for such year.

Fiscal Year Ended March 31, 2020 compared to Fiscal Year Ended March 31, 2019

Refer to item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

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

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the years presented:

	For the year ended March 31,
	2021		2020		2019
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	35,703	Rs.	29,841	Rs.	28,704
Investing activities		(22,660)		(4,923)		(7,727)
Financing activities		(298)		(25,159)		(21,326)
Net increase/(decrease) in cash and cash equivalents	Rs.	12,745	Rs.	(241)	Rs.	(349)

In addition to cash, inventory and accounts receivable, we had uncommitted lines of credit of Rs.38,766 million as of March 31, 2021, from our banks for working capital requirements. We draw upon these lines of credit based on our working capital requirements.

Cash Flow from Operating Activities

Year ended March 31, 2021 compared to year ended March 31, 2020

The result of operating activities was a net cash inflow of Rs.35,703 million for the year ended March 31, 2021, as compared to a net cash inflow of Rs.29,841 million for the year ended March 31, 2020.

The increase in net cash inflow of Rs.5,862 million was primarily due to a decrease in our working capital requirements and an increase in our earnings.

Our average days’ sales outstanding (“DSO”) as of March 31, 2021 and March 31, 2020 were 93 days and 100 days respectively. The decrease in our DSO between March 31, 2021 and 2020 was primarily on account of improved collections from customers in the United States and Europe.

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

Our average days’ sales outstanding (“DSO”) as of March 31, 2020 and March 31, 2019 were 100 days and 90 days respectively. The increase in our DSO between March 31, 2020 and March 31, 2019 was primarily on account of changes in the mix of our receivables, due to an increase in the proportion of receivables from our customers with longer credit periods in the United States.

Cash Flow from Investing Activities

Year ended March 31, 2021 compared to year ended March 31, 2020

Our investing activities resulted in net cash outflows of Rs.22,660 million and Rs.4,923 million for the years ended March 31, 2021 and 2020, respectively, which was primarily on account of the following:

•	the payment, in connection with our acquisition of certain business assets from Wockhardt Limited, of Rs.15,514 million for the year ended March 31, 2021 (refer to Note 6 of our consolidated financial statements for further details);

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.12,476 million for the year ended March 31, 2021, as compared to Rs.5,725 million for the year ended March 31, 2020; and

•	net proceeds from other investments of Rs.4,110 million for the year ended March 31, 2021, as compared to net purchases of other investments of Rs.214 million for the year ended March 31, 2020.

Year ended March 31, 2020 compared to year ended March 31, 2019

Our investing activities resulted in net cash outflows of Rs.4,923 million and Rs.7,727 million for the years ended March 31, 2020 and 2019, respectively, which was primarily on account of the following:

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.5,725 million for the year ended March 31, 2020, as compared to Rs.6,226 million for the year ended March 31, 2019; and

•	net purchases of investments of Rs.214 million for the year ended March 31, 2020, as compared to net purchases of other investments of Rs.2,282 million for the year ended March 31, 2019.

Cash Flow from Financing Activities

Year ended March 31, 2021 compared to year ended March 31, 2020

Our financing activities resulted in net cash outflows of Rs.298 million and Rs.25,159 million for the years ended March 31, 2021 and 2020, respectively which was primarily on account of the following:

•	payments of dividends of Rs.4,147 million for the year ended March 31, 2021, as compared to payments of dividends (including dividend distribution taxes) of Rs.3,916 million for the year ended March 31,2020;

•	interest payments of Rs.1,321 million for the year ended March 31, 2021, as compared to interest payments of Rs.1,608 million for the year ended March 31, 2020;

•	payments of the principal portion of lease liabilities of Rs.754 million for the year ended March 31, 2021, as compared to payments of the principal portion of lease liabilities of Rs.482 million for the year ended March 31, 2020;

•	purchases of treasury shares of Rs.1,193 million for the year ended March 31, 2021, as compared to purchases of treasury shares of Rs.474 million for the year ended March 31, 2020; and

•	net proceeds from short-term and long-term borrowings of Rs.6,848 million for the year ended March 31, 2021, as compared to net repayment of short-term and long-term borrowings of Rs.18,683 million for the year ended March 31, 2020.

Year ended March 31, 2020 compared to year ended March 31, 2019

Our financing activities resulted in net cash outflows of Rs.25,159 million and Rs.21,326 million for the years ended March 31, 2020 and 2019, respectively which was primarily on account of the following:

•	payments of dividends (including dividend distribution taxes) of Rs.3,916 million for the year ended March 31, 2020, as compared to payments of dividends (including dividend distribution taxes) of Rs.4,002 million for the year ended March 31, 2019;

•	interest payments of Rs.1,608 million for the year ended March 31, 2020, as compared to interest payments of Rs.1,607 million for the year ended March 31, 2019;

•	payments of the principal portion of lease liabilities of Rs.482 million for the year ended March 31, 2020, as compared to payments of the principal portion of lease liabilities of Rs.56 million for the year ended March 31, 2019;

•	purchases of treasury shares of Rs.474 million for the year ended March 31, 2020, as compared to purchases of treasury shares of Rs.535 million for the year ended March 31, 2019; and

•	net repayment of short-term and long-term borrowings of Rs.18,683 million for the year ended March 31, 2020, as compared to net repayment of short-term and long-term borrowings of Rs.15,126 million for the year ended March 31, 2019.

Principal obligations

The following table summarizes our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2021:

	Payments due by period
Principal debt obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings	Rs.	23,136	Rs.	23,136	Rs.	-	Rs.	-
Long-term borrowings		3,800		-		3,800		-
Total obligations	Rs.	26,936	Rs.	23,136	Rs.	3,800	Rs.	-

Annual rate of interest

The following table provides details of annual rates of interest for our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2021:

Debt	Amounts in millions		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	10,300	INR	3 Months T-bill + 30 bps
			INR	5.75%
Other working capital borrowings		12,836	U.S.$	(2.2)% to (1.8)%
			RUB	3.00% to 3.40% and 5.55%
			MXN	TIIE + 1.20%
			INR	4.00%
			BRL	4.00%
			UAH	4.75%
Long-term borrowings		3,800	INR	6.77%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia, and “BRL” means Brazilian reals.

(2)	“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means India Treasury Bill.

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

As of March 31, 2021 and 2020, we had committed to spend Rs.9,841 million and Rs.4,888 million, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases. These commitments will be funded through the cash flows generated from operations as well as cash flows from our borrowings.

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

In the years ended March 31, 2021, 2020 and 2019, we expended Rs.16,541 million, Rs.15,410 million and Rs.15,607 million, respectively, on research and development activities. This increase was primarily on account of higher developmental expenditures in our Global Generics business, including development of COVID related molecules. Each of these business segments has its own research and development and patent policies, and has numerous products in various stages of development. For further information on these policies and these products, see “Item 4. Information on the Company—Item 4.B Business overview.”

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2021, we have more than 1,550 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D. Trend Information

In early 2020, COVID-19 spread to many countries in the world and the outbreak was declared a pandemic by the World Health Organization in March 2020. During the year ended March 31, 2021, we experienced certain disruptions relating to this pandemic (including work-from-home policies and other social distancing policies to reduce the risks to the health and safety of employees) and may continue to experience further disruptions that could severely impact our business. See “Item 3D.—Risk Factors— A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations.” The COVID-19 situation continues to evolve and is taking differing courses across the multitude of geographies that our company operates in. Our headquarters and a significant proportion of our operations are based out of India, which has in recent months experienced a trend of rising COVID-19 infection rates. The full extent, consequences, and duration of the COVID-19 pandemic and the resulting impact on our business, financial condition and results of operations or the global economy as a whole cannot be predicted on the date of this Annual Report. We will continue to evaluate the impact that the COVID-19 pandemic could have on our business, financial condition and results of operations during the year ending March 31, 2022.

Also, please see “Item 5: Operating and Financial Review and Prospects” and “Item 4. Information on the Company” for additional trend information.

5.E. Off-balance sheet arrangements

None.

5.F. Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2021 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	(Rs. in millions)
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Property, plant and equipment purchase obligations(1)		9,841		9,841		-		-		-
Short-term debt obligations		23,136		23,136		-		-		-
Long-term debt obligations (excluding obligations under leases)		3,800		-		3,800		-		-
Estimated interest payable on long-term debt(2)		515		257		258		-		-
Obligations under leases (including interest)		3,879		1,042		1,763		930		144
Post-retirement benefits obligations(3)		3,330		480		801		714		1,335
Total contractual obligations	Rs.	44,501	Rs.	34,756	Rs.	6,622	Rs.	1,644	Rs.	1,479

(1)	Amounts presented are net of capital advances paid in respect of such purchases and are expected to be funded from internally generated funds.

(2)	Disclosure of estimated interest payments for future periods is only with respect to our long-term debt obligations, as the projected interest payments with respect to our short-term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily funding requirements. The estimated interest costs are based on March 31, 2021 applicable benchmark rates and are subject to fluctuation in the future.

(3)	Post-retirement benefits obligations in the “More than 5 years” column are estimated for a maximum of 10 years.

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

5.G. Safe harbor

See page 2 under heading “Forward-Looking and Cautionary Statement”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A. Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2021 was as follows:

Directors Name(1)	Age (in yrs.)	Position
Mr. K. Satish Reddy(2)(3)	53	Chairman
Mr. G.V. Prasad(2)(4)	60	Co-Chairman and Managing Director
Ms. Kalpana Morparia	72	Director
Dr. Bruce L.A. Carter	77	Director
Mr. Sridar Iyengar	73	Director
Mr. Bharat Narotam Doshi(5)	71	Director
Mr. Prasad R. Menon	75	Director
Mr. Leo Puri	60	Director
Ms. Shikha Sharma	62	Director
Mr. Allan Oberman	63	Director

(1)	Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. K. Satish Reddy.
(5)	Term ended on May 10, 2021, as a director.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management. As of March 31, 2021, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. K. Satish Reddy(1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	53	29	January 18, 1993	Director, Globe Organics Limited
Mr. G.V. Prasad(2) Co-Chairman and Managing Director	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	60	37	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Mr. Erez Israeli Chief Executive Officer	Graduate Bar Ilan University MBA in Finance and Marketing Bar Ilan University	54	27	April 2, 2018	Executive Officer Enzymotec
Mr. Parag Agarwal(3) Chief Financial Officer	Chartered Accountant (CA), Company Secretary (CS)	54	33	November 2, 2020	CFO-Health, Reckitt Benckiser PLC
Mr. Saumen Chakraborty(4) Advisor	B.Sc. (H), MBA (IIM)	60	37	July 2, 2001	Vice President, Tecumseh Products India Private Limited
Mr. M.V. Ramana Chief Executive Officer - Branded Markets (India and Emerging Countries)	MBA	53	29	October 15, 1992	-
Mr. Ganadhish Kamat(5) Global Head of Quality	Master of Pharmacy and Diploma in Business Management	59	35	April 18, 2016	Executive Vice President – Corporate Quality, Lupin Limited
Dr. Anil Namboodiripad Global Head of Proprietary Products	Ph.D. Physiology and Molecular Biophysics	55	24	September 17, 2007	Associate Director – Bristol Myers Squibb
Ms. Archana Bhaskar Chief Human Resource Officer	MBA (IIM)	54	31	June 15, 2017	Human Resources head (Global commercial business) Royal Dutch Shell
Mr. Sanjay Sharma Global Head of Manufacturing	B. Tech (IIT), Business Leader’s program (IIM) and General Management program (IIM)	53	30	August 1, 2017	Integrated Supply Chain Operations (Coca Cola) for India and South Asia
Mr. Sauri Gudlavalleti Global Head of Integrated Product Development Organization	B Tech, Masters in Mechanics and MBA	43	17	March 16, 2015	Associate Partner, Mckinsey & Company
Mr. P. Yugandhar, Global Head of Supply Chain	MBA	50	27	February 21, 2001	Manager, Eli Lily Ranbaxy Limited
Dr. Raymond de Vre(6) Global Head of Biologics	Masters and Ph.D. in Applied Physics and Masters in Engineering	53	25	July 30, 2012	Partner, McKinsey & Company

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. Deepak Sapra Global Head of PSAI	B.E., PGDM, MBA	46	21	January 23, 2003	Asst. Divisional Engineer, Indian Railways
Mr. Marc Kikuchi Chief Executive Officer -North America Generics	MBA, BA (Molecular and Cell Biology)	52	27	February 1, 2019	CEO, Americas for Zydus Pharmaceuticals, Inc.
Mr. Patrick Aghanian Chief Executive Officer - European Generics	MBA, BA	56	33	October 7, 2019	Global Head of Zentiva
Mr. Mukesh Rathi(7) Chief Digital and Information Officer	Industrial Engineer (IIT), MBA (IIM)	46	22	April 30, 2012	Hewlett Packard (now DxC), Bangalore

(1)	Brother-in-law of Mr. G.V. Prasad.

(2)	Brother-in-law of Mr. K. Satish Reddy.

(3)	Management Council member effective November 2, 2020 and Chief Financial Officer effective December 1, 2020.

(4)	Effective December 1, 2020 prior to that he was President and Chief Financial Officer.

(5)	Retired with effect from March 31, 2021.

(6)	Resigned with effect from March 31, 2021.

(7)	Management Council member effective December 1, 2020.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. K. Satish Reddy is the Chairman of our Board of Directors. Prior to May 2014, he held the offices of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the Chairman of the Board of Governors of NIPER, Hyderabad and the Chairman of the Confederation of Indian Industry (CII), Southern Council. He also chairs the Life Sciences Skill Development Council under The National Skill Development Corporation (“NSDC”), an organization, working in partnership with various stakeholders groups, to serve and address the skill shortfalls in the Life Sciences Sectors across India. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (“CII”) and head of its National Committee on Pharmaceuticals. He is the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research-based Indian companies. In addition to positions held in our subsidiaries, he is also a Director on the Board of Greenpark Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Industries Limited, Araku Originals Private Limited, Dr. Reddy’s Institute of Life Sciences, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Dr. Reddy’s Trust Services Private Limited, KAR Holdings (Singapore) Private Limited, Singapore and KAREUS Therapeutics (Singapore) Private Limited, Singapore.

Mr. G.V. Prasad is a member of our Board of Directors and serves as our Co-Chairman and Managing Director. Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited prior to its merger with Dr. Reddy’s Laboratories. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious ‘Medicine Maker 2018 Power List’ of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2015. In addition to positions held in our subsidiaries, he is a Director on the Board of Greenpark Hotels and Resorts Limited, Dr. Reddy’s Holdings Limited, Stamlo Industries Limited, Dr. Reddy’s Institute of Life Sciences and Dr. Reddy’s Trust Services Private Limited. Mr. Prasad is active on the boards of public and private institutions such as the Indian School of Business (“ISB”) and the International Foundation for Research and Education.

Ms. Kalpana Morparia has been a member of our Board of Directors since 2007. Ms. Morparia is Former Chairman of J.P. Morgan - South and Southeast Asia and was a member of J.P. Morgan’s Asia Pacific Management Committee. Prior to joining J.P. Morgan, India, Ms. Morparia served as Vice Chair on the Board of ICICI Group and was a Joint Managing Director of ICICI Group from 2001 to 2007. A graduate in science and law from Mumbai University, Ms. Morparia has served on several committees constituted by the Government of India. She has been recognized by national and international media for her role as one of the leading women professionals. She also serves on the Boards of Hindustan Unilever Limited, Philip Morris International Inc. and a member of the Board of Governors of Bharti Foundation.

Dr. Bruce L.A. Carter has been a member of our Board of Directors since 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. He has also served as the Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the former parent company of ZymoGenetics. From 1982 to 1986, he served various positions at G.D. Searle & Co. Ltd., including Head of Molecular Genetics. He was a Lecturer of Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is Chairman on the Board of Enanta Pharmaceutical Inc. and a director on the Boards of TB Alliance and Mirati Therapeutics Inc., in the United States of America, and our wholly-owned subsidiaries Aurigene Discovery Technologies Limited, in India, and Dr. Reddy’s Laboratories Inc., in the United States of America.

Mr. Sridar Iyengar has been a member of our Board of Directors since 2011. Mr. Iyengar is an independent mentor investor in early stage startup companies. For more than 37 years, he has worked in the United Kingdom, the United States and India with a large number of companies, advising them on strategy and other issues. Earlier, he was a senior partner with KPMG in the United States and the United Kingdom and served for 3 years as the Chairman and CEO of KPMG’s operations in India. Mr. Iyengar holds a Bachelor of Commerce (Hons.) degree from Calcutta University and he is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Iyengar is Chairman on the Board of ICICI Venture Funds Management Company Limited and a Director on the Boards of Mahindra Holidays and Resorts India Limited, Aster DM Healthcare Limited, in India, AverQ Inc., in the United States of America, Holiday Club Resorts OY, in Finland, and our wholly owned subsidiary Dr. Reddy’s Laboratories S.A., in Switzerland.

Mr. Bharat N. Doshi has been a member of our Board of Directors since 2016. Mr. Doshi is a former Executive Director and Group Chief Financial Officer of Mahindra & Mahindra Limited. He was also the Chairman of Mahindra & Mahindra Financial Services Limited since April 2008, and he stepped down from this position on his nomination as Director, for a period of 4 years, on the Central Board of Directors of the Reserve Bank of India in March 2016. He is the Chairman of the Board of Mahindra Intertrade Limited, a Director on the Board of Mahindra Holdings Limited, a member of the board of governors of each of the Mahindra United World College of India, the Mahindra Foundation (U.S.A), and the Mahindra Foundation (U.K). He is also one of the trustees of Mahindra Foundation, K. C. Mahindra Education Trust and Lalit Doshi Memorial Foundation. He also serves on the Advisory Board of Excellence Enablers, an organization committed to promoting corporate governance in India. He is also a member of the Global Leadership Council of LeapFrog Investments. Mr. Doshi is a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India and holds a Master's degree in Law from Mumbai University, India. He is an alumnus of Harvard Business School (PMD) and Fellow of the Salzburg Seminar on ‘Asian Economies: Regional and Global Relationships’. His term as a member of our Board of Directors ended on May 10, 2021.

Mr. Prasad R. Menon has been a member of our Board of Directors since 2017. Mr. Menon is a former Managing Director of Tata Chemicals Limited and Tata Power Company Limited. He has over 42 years of diverse experience in some of the premier multinational and Indian companies in the chemical and power industry. Prior to joining Tata, he was Director Technical of Nagarjuna Fertilisers and Chemicals Limited. Mr. Menon is a Director on the Board of Singapore Tourism Board and Sanmar Group Advisory Board. He holds a chemical engineering degree from the Indian Institute of Technology (“IIT”), Kharagpur.

Mr. Leo Puri has been a member of our Board of Directors since October 2018. Mr. Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018. In his career of more than 30 years, Mr. Puri has previously worked as Director with McKinsey & Company and as Managing Director with Warburg Pincus. Mr. Puri has worked in the U.K., the United States and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership. Mr. Puri has held non-executive board positions at Infosys, Bennett Coleman & Co., Max New York Life and Max Bupa Health Insurance. He is also a director on the Board of Hindustan Unilever Limited. Mr. Puri has a Master’s degree in P.P.E. from University of Oxford, and a Master’s degree in Law from University of Cambridge.

Ms. Shikha Sharma has been a member of our Board of Directors since January 2019. Ms. Sharma was the Managing Director and CEO of Axis Bank, India’s third largest private sector bank from June 2009 until December 2018. As a leader adept at managing change, she led the Bank on a transformation journey from being primarily a corporate lender to a bank with a strong retail deposit franchise and a balanced lending book. Ms. Sharma has more than three decades of experience in the financial sector, having begun her career with ICICI Bank Ltd in 1980. During her tenure with the ICICI group, she was instrumental in setting up ICICI Securities. As Managing Director and CEO of ICICI Prudential Life Insurance Company Ltd., she led that company to become the No. 1 private sector life insurance company in India. She was a member of the Reserve Bank of India (“RBI”) Technical Advisory Committee, the RBI’s panel on Financial Inclusion, and the RBI’s Committee on Comprehensive Financial Services for Small Businesses and Low-Income Household. She has chaired CII’s National Committee on Banking 2015-2017. Ms. Sharma holds an MBA from the Indian Institute of Management, Ahmedabad, B.A. (Hons.) in Economics and a Post Graduate Diploma in Software Technology from National Centre for Software Technology (NCST), Mumbai. Ms. Sharma is also an independent director on the Boards of Ambuja Cements Ltd., Mahindra and Mahindra Ltd, Tech Mahindra Ltd and Tata Consumer Products Ltd (Formerly known as Tata Global Beverages Ltd.). She is a member of the Board of Governors of the Indian Institute of Management (“IIM”) Lucknow, a member of the Advisory Board of Bridgespan and an advisor to several companies in India.

Mr. Allan Oberman has been a member of our Board of Directors since March 2019. Mr. Oberman served as the Chief Executive Officer of Concordia International Corp. from November 2016 until May 2018. In his career of more than 37 years he also served as CEO of Sagent Pharmaceuticals Inc., and as President and CEO of Teva Americas Generics, a subsidiary of Teva Pharmaceutical Industries Ltd. Prior to that, Mr. Oberman served as President of Teva EMIA, where from 2010 to 2012 he was responsible for Eastern Europe, Middle East, Israel and Africa. From 2008 to 2010, he served as the Chief Operating Officer of the Teva International Group, and from 2000 to 2008, he served as the President and CEO of Teva Canada (formerly Novopharm Ltd.) From 1996 to 2000, Mr. Oberman was the President of Best Foods Canada Inc. Mr. Oberman was also Vice Chairman of the Association for Accessible Medicines, and Chairman of the Canadian Generic Pharmaceutical Association. He served on the Associate Board of the Canadian Association of Chain Drug Stores, and was a member of the Board of Directors of the Baycrest Centre Foundation, the Electronic Commerce Council, and the Food and Consumer Products Association of Canada. He holds a MBA from the Schulich School of Business, York University, Toronto and a BA from Western University, London. Mr. Oberman is also Chairman of the Board of RNA Disease Diagnostics, Inc., USA, and a Board Advisor to Havn Life Sciences, Inc., Canada, and Telecure Technologies, Inc., Canada.

Biographies - Executive Officers

Mr. Erez Israeli is the Chief Executive Officer effective as of August 1, 2019 and prior to that he was Chief Operating Officer and the Global Head of Generics and PSAI business. He has over 27 years of experience in the pharmaceutical industry. Mr. Israeli is an accomplished leader with a proven track record of achievement. Prior to joining us, Mr. Israeli was President and Chief Executive Officer of Enzymotec. Prior to that, he spent 23 years working at Teva Pharmaceutical Industries Limited (“Teva”), where he held several leadership positions in the API and pharmaceutical (Generics, Specialty and OTC) businesses. He was also the Head of the Global Quality function for Teva, and has held Board positions at subsidiaries of Teva. He graduated from Bar Ilan University in Israel, majoring in art, economics and business administration, and received a MBA in Finance and Marketing from Bar Ilan University.

Mr. Parag Agarwal is the Chief Financial Officer effective as of December 1, 2020. Mr. Agarwal joined our company in 2020 from Reckitt Benckiser PLC, where he was CFO-Health, based in London. In a career spanning over 33 years, he has held several leadership positions, contributing significantly to the financial performance of his organizations. With over 10 years of working experience in several countries outside India, he brings deep global experience in leading business and financial strategy, transforming finance function, as well as in mergers and acquisitions strategy and execution. He has expertise in driving performance management of investments, financial result delivery and driving operating margin improvement through revenue and cost optimization across the value chain. Mr. Agarwal has held leadership positions in diverse cultural contexts and has driven large-scale change management programs in ambiguous and dynamic environments. Prior to his 10 plus year stint at Reckitt Benckiser PLC, he was associated with organizations such as Unilever, GSK Consumer Healthcare and Genpact. Mr. Agarwal is a Chartered Accountant and a Company Secretary.

Mr. Saumen Chakraborty is an advisor effective as of December 1, 2020. Prior to his retirement, he was the President and Chief Financial Officer (“CFO”) of our company. Mr. Chakraborty has over thirty-six years of experience in both the strategic as well as the operational aspects of management, and has played a significant role in the evolution of our company as a global pharmaceutical company. Mr. Chakraborty joined us in 2001. Over the years, he has headed multiple global functions including Human Resources (“HR”), Corporate & Global Generics Operations, Quality, and Information Technology. During this period, Saumen championed several best-in-class initiatives and global best practices that contributed to the transformation of our company into one of the most respected employers in India and also a “Great Place to Work’. Previously, Mr. Chakraborty has worked with companies such as CMC, C-DOT, Eicher and Tecumseh, and his experience spans Manufacturing, Sourcing, Customer Service, Quality and Consulting. Significant achievements by Saumen in his role as our CFO include: leading the organization’s secondary ADS (American Depository Shares) issuance on the NYSE; one of the fastest issues of bonus shares in India; the formulation of active Treasury and M&A strategies; and the revamping of the Board of Directors reporting processes. On the technology and business process front, he has driven key initiatives such as the complete implementation of the my SAP Business Suite, the Theory of Constraints (“TOC”) based approach to product development, manufacturing and supply chain effectiveness, and achieving execution excellence through the simplification of end-to-end business processes. Mr. Chakraborty has consistently won accolades at various industry and business fora. In 2016, he was declared the Best CFO in the Large Enterprise, Healthy Balance Sheet Management category at the Businessworld-YES Bank Best CFO Awards, and was also recognized as CFO of the Year by International Market Assessment (“IMA”). In 2014 he was declared "India´s Best CFO with Exemplary All Round Performance" in the "5th Annual Business Today – YES Bank BEST CFO Awards", while in 2007 he received CNBC TV-18’s ‘Best Performing CFO in the Healthcare Sector’ award. Mr. Chakraborty has also won recognition at the Global Awards of Excellence in Quality Management & Leadership from the World Quality Congress, and the Deccan Herald Avenues Awards for HR Excellence. ITM Business School featured him in their list of India’s Greatest HR Professionals. He has also received the “Indira Super Achiever Award” from the Indira Group of Institutes, the Chairman’s Excellence Award from Dr. Reddy’s, and the Exceptional Contributor award from both C-DOT and CMC. Saumen graduated as the valedictorian of his class, with a degree in Physics from Visva - Bharati University, and has a degree in Management from the Indian Institute of Management, Ahmedabad. His passion statement in life is to strive for excellence in everything with honesty, commitment, courage and character.

Mr. M.V. Ramana is the CEO - Branded Markets (India and Emerging Countries) effective as of April, 2018. In this role, he leads a multicultural team of 20+ nationalities in 25+ countries. He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 29 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. Mr. Ramana is also a frequent speaker at various international forums in the pharmaceutical and generics industry. He holds a MBA degree from Osmania University, Hyderabad, India and has completed the ISB-Kellogg management development program.

Mr. Ganadhish Kamat was the Global Head of Quality until he retired on March 31, 2021. He joined us in April 2016 and in this role he was responsible for Global Quality. He had close to 36 years of rich experience in the pharmaceutical industry. During his long career, Mr. Kamat had worked in leadership roles in different organizations such as Sandoz, Intas Pharma and Ranbaxy. Prior to joining us, Mr. Kamat was with Lupin as Executive Vice President – Corporate Quality. He is a member of the International Society for Pharmaceutical Engineering (“ISPE”) and Parenteral Drug Association (“PDA”). He holds a Master of Pharmacy degree from Mumbai University and a Diploma in Business Management from Goa University.

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

Ms. Archana Bhaskar is the Chief Human Resources Officer (“CHRO”). She joined our company in June 2017. She has over 31 years of experience across various industries, geographies and companies. She has held senior management roles with Royal Dutch Shell, Singapore where she headed Human Resources for the Global Commercial businesses and with Unilever, where she held positions of European and global responsibility, as well as large Indian corporations with whom she consulted in professionalizing Human Resources policies and practices. She graduated from Lady Shiram College, Delhi University, majoring in Psychology and Mathematics and holds a degree in Management from the Indian Institute of Management, Bengaluru.

Mr. Sanjay Sharma is the Global Head of Manufacturing. He joined us in August 2017. He has over 30 years of experience across various industries such as Coca-Cola and United Breweries handling diverse set of roles spanning across Supply Chain, Manufacturing and Sales in both emerging and developed markets. He joined us from Hindustan Coca-Cola where he led their Integrated Supply Chain Operations for India and South Asia. His experience includes running one of the largest sales profit centers for Coca-Cola, India and heading National Technical Operations for United Breweries in South Africa. He graduated from the Indian Institute of Technology (“IIT”) Delhi with a degree in Chemical Engineering, completed a one year Business Leader’s program from the Indian Institute of Management (“IIM”) Calcutta and a General Management program from IIM Ahmedabad.

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

Dr. Raymond De Vré was the Global Head of Biologics until he decided to move from our company and resigned effective March 31, 2021. Dr. De Vré joined our company in 2012 as head of Commercial for the Biologics division, being based in the Swiss office of our company. In this role, he was instrumental in building new partnerships and alliances across the world towards further accelerating access to our company’s biosimilars. Over time, he had increasing responsibilities within Biologics, including Commercial, IP, Regulatory, Strategy, Business Development, Portfolio as well as Manufacturing. Prior to joining our company, Dr. De Vré was a partner with the management consulting firm McKinsey and Company. Dr. De Vré worked for 15 years at McKinsey and Company, serving mostly the Generics, Specialty Chemicals, and Biotech industries across the globe, including the United States, Western Europe and India. Dr. De Vré holds a Master’s and Ph.D. degree in Applied Physics from Stanford University, U.S.A and a Master’s degree in Engineering from the Université Libre of Brussels, Belgium. He resigned from the company with effect from March 31, 2021.

Mr. Deepak Sapra is the Global Head of Pharmaceutical Services and Active Ingredients (“PSAI”). Mr. Sapra joined our company in 2003 from Indian Institute of Management (“IIM”) Bangalore campus and has worked in various roles in Marketing, Sales, Business Development and Portfolio covering most major markets across the world. He has led important projects on several key organizational initiatives around market opening and building new businesses. He has also worked as the business unit head for the Custom Pharma Services (“CPS”) business and helped contribute significantly towards making it a profitable, sustainable and long-term business. Mr. Sapra’s education is in engineering and management. Prior to joining our company, he also worked in the Indian Railway Services. He has been a Fulbright fellow and a Chevening scholar. His first book was published in 2018. He is also the co-founder of a charitable trust that works for people with disabilities in eastern India.

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

Mr. Patrick Aghanian serves as Chief Executive Officer, European Generics. Mr. Aghanian joined our company in 2019 from Zentiva in Prague/Czech Republic. Before becoming Head of Zentiva in 2017, he worked for multinational pharmaceutical companies such as Sanofi, GSK and Novartis, where he held various leadership roles in Eurasia, Middle-East and Europe. Patrick earned his Master of Business Administration (MBA) from the UCLA Anderson School of Management/University of California, Los Angeles and holds a Bachelor of Arts from the University of California, Los Angeles.

Mr. Mukesh Rathi serves as Chief Digital and Information Officer. He has global responsibility for Digital Transformation, Process Excellence and Information Technology Management for the organization. Mr. Rathi joined our company in 2012. He has more than 22 years of experience in various roles such as Business Process Consulting, Digital Strategy and leading large transformation programs across the organization. Prior to joining our company, he had many years of consulting experience working with Fast-Moving Consumer Goods, Automotive and Industrial Manufacturing companies. He is a Industrial Engineer from the Indian Institute of Technology (“IIT”), Kharagpur and holds a MBA from the Indian Institute of Management (“IIM”), Lucknow.

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

Non-Full Time Directors: In the year ended March 31, 2021, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 or the Dr. Reddy’s Employees Stock Option Scheme, 2018 in the year ended March 31, 2021.

For the year ended March 31, 2021, the directors were entitled to the following amounts as compensation:

(Amounts Rs. in millions)
Name of Directors	Commission	Salary	Perquisites	Total
Mr. K. Satish Reddy	80.00	21.02	4.33	105.35
Mr. G.V. Prasad	130.00	21.63	4.49	156.12
Ms. Kalpana Morparia	10.97	-	-	10.97
Dr. Bruce L.A. Carter	10.97	-	-	10.97
Mr. Sridar Iyengar	11.70	-	-	11.70
Mr. Bharat N. Doshi	12.43	-	-	12.43
Mr. Prasad R. Menon	12.79	-	-	12.79
Mr. Leo Puri	10.60	-	-	10.60
Ms. Shikha Sharma	10.97	-	-	10.97
Mr. Allan Oberman	10.60	-	-	10.60

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

The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2021 and stock options issued to all of our other executive officers during the year ended March 31, 2021:

Compensation for Executive Officers

	Compensation(1)	FMV Value			Par Value
Name	(2) (Rs. in millions)	Exercise Price		No. of options(3)	Exercise Price		No. of options(3)
Mr. Erez Israeli(4)	119.96	Rs.	3,679	65,740	Rs.	5	12,140
Mr. Parag Agarwal(5)	15.16		-	-		-	-
Mr. Saumen Chakraborty	70.75		3,679	6,060		5	1,120
Mr. M.V. Ramana	64.77		3,679	4,660		5	5,760
Mr. Ganadhish Kamat	50.12		3,679	1,940		5	3,080
Dr. Anil Namboodiripad(4)	33.68		3,679	4,200		5	7,980
Ms. Archana Bhaskar	50.15		3,679	3,760		5	4,660
Mr. Sanjay Sharma	43.65		3,679	3,340		5	4,140
Mr. Sauri Gudlavalleti	32.68		3,679	2,200		5	3,420
Mr. P. Yugandhar	34.64		3,679	2,560		5	3,480
Dr. Raymond de Vre	53.11		3,679	4,080		5	7,220
Mr. Deepak Sapra	35.13		3,679	2,140		5	3,400
Mr. Marc Kikuchi(4)	75.93		3,679	13,840		5	2,560
Mr. Patrick Aghanian(4)	76.80		3,679	2,480		5	460
Mr. Mukesh Rathi(6)	29.28		3,679	2,320		5	2,480

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.

(2)	These compensation amounts include superannuation benefits and provident fund benefits. The executive officers are also covered under our Gratuity and Compensated Absences Plans along with the other employees. Proportionate amounts of the cost for gratuity and compensated absences accrued under the plans have not been separately computed or included in the above disclosure, as the amount payable to the officer is inherently variable and our annual contributions to funds established to furnish such payments are lump sums based on actuarial projections for the fund as a whole. Refer to Note 29 of our consolidated financial statements for further details on the foregoing benefits.

(3)	The options vest on various dates beginning in the year ended March 31, 2022 and ending in the year ended March 31, 2025 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. The options are granted under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018. For each of the foregoing options, one equity share or ADR (as applicable) will be issued upon its exercise.

(4)	These grants were in the form of options to acquire our ADRs.

(5)	With effect from November 2, 2020.

(6)	Management council member with effect from December 1, 2020. However compensation considered above is for full year ended March 31, 2021.

6.C. Board practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2021, we had ten directors on our Board, of which eight were non-full time independent directors.

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

Due to India’s adoption of the Companies Act, 2013, effective as of April 1, 2014, and amended from time to time, non-full time independent directors are no longer required to retire from the Board by rotation. As a result, at annual general meetings held after April 1, 2014, our non-full time independent directors are excluded from the calculation of the two-thirds directors who are subject to re-election by our shareholders in rotation.

Our non-full time independent directors hold office for a term of up to five consecutive years from the date of initial appointment under the provisions of the Companies Act, 2013. Each such non-full time independent director shall be eligible for re-appointment for a second term of up to five consecutive years if determined in a special resolution passed by our shareholders.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service
Mr. G.V. Prasad(1) (3)	January 29, 2026	5 years	35 years
Mr. K. Satish Reddy(1)	September 30, 2022	5 years	28 years
Ms. Kalpana Morparia(2)	July 30, 2024	5 years	14 years
Dr. Bruce L.A. Carter(2)	July 30, 2022	3 years	13 years
Mr. Sridar Iyengar(2)	July 30, 2023	4 years	10 years
Mr. Bharat N. Doshi(2)	May 10, 2021	5 years	5 years
Mr. Prasad R. Menon(2)	October 29, 2022	5 years	3.5 years
Mr. Leo Puri(2)	October 24, 2023	5 years	2.5 years
Ms. Shikha Sharma(2)	January 30, 2024	5 years	2.2 years
Mr. Allan Oberman(2)	March 25, 2024	5 years	2.1 years

(1)	Full time director.
(2)	Non-full time independent director.
(3)	Reappointed as full time director designated as co-chairman and managing director for a further period of five years effective January 30, 2021 by our shareholders at their Annual General Meeting held on July 30, 2020.

The directors are not eligible for any termination benefit on the termination of their tenure with us. Our full time directors are subject to retirement by rotation. As a result, Mr. G.V. Prasad shall retire by rotation, and the proposal to reappoint him is being placed before our shareholders at our annual general meeting scheduled in July 2021.

Committees of the Board

Committees constituted by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information, review and/or approval. We had seven Board-level Committees as of March 31, 2021:

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

The Audit Committee consisted of the following four non-full time, independent directors as of March 31, 2021:

•	Mr. Sridar Iyengar (Chairman);

•	Ms. Kalpana Morparia;

•	Mr. Bharat Narotam Doshi; and

•	Ms. Shikha Sharma

Mr. Bharat Narotam Doshi ceased to be a member of the Committee effective as of May 11, 2021.

Our Company Secretary is the Secretary of the Audit Committee. This Committee met seven times during the year ended March 31, 2021. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are inter alia to:

•	Supervise our financial reporting process;

•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management.

•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;

•	Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of external auditors and their remuneration;

•	Recommend the appointment of cost auditors;

•	Review the independence of auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;

•	Review the financial statements of our subsidiary companies, in particular investments made by them;

•	Review and approve related party transactions;

•	Review the functioning of whistle blower mechanism;

•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;

•	Scrutinize our inter-company loans and investments;

•	Examine the valuation of our undertakings or assets, wherever it is necessary;

•	Evaluate internal financial controls; and

•	Review suspected fraud, if any, committed against our company.

Nomination, Governance and Compensation Committee.

The primary functions of the Nomination, Governance and Compensation Committee are inter alia to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;

•	Formulate policies on remuneration of Directors, key managerial personnel and other employees, and on Board diversity;

•	Formulate criteria for evaluation of Independent Directors and the Board;

•	Assess our policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring that we are at the forefront of good governance practices; and

•	Regularly examine ways to strengthen our organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to our Directors, executive officers and key managerial personnel.

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consisted of the following non-full time, independent directors as of March 31, 2021:

•	Mr. Prasad R. Menon (Chairman);

•	Mr. Bharat Narotam Doshi; and

•	Ms. Kalpana Morparia.

Mr. Allan Oberman was appointed as a member of the Committee effective as of April 1, 2021 and Mr. Bharat Narotam Doshi ceased to be a member of the Committee effective as of May 11, 2021.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met three times during the year ended March 31, 2021.

Science, Technology and Operations Committee.

The primary functions of the Science, Technology and Operations Committee are inter alia to:

•	Advise our Board and management on scientific, medical and technical matters and operations involving our development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;

•	Assist our Board and management in creating valuable intellectual property;

•	Review the status of non-infringement patent challenges; and

•	Assist our Board and management in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consisted of the following non-full time, independent directors as of March 31, 2021:

•	Dr. Bruce L.A. Carter (Chairman);

•	Mr. Leo Puri;

•	Mr. Prasad R. Menon; and

•	Mr. Allan Oberman.

The corporate officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2021.

Risk Management Committee.

The primary functions of the Risk Management Committee are inter alia to:

•	Discuss with senior management our enterprise risk management and provide oversight as may be needed;

•	Ensure that it is apprised of our more significant risks, including certain country risks and cyber security risks, along with the risk mitigation steps implemented to ensure effective enterprise risk management; and

•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consisted of the following non-full time, independent directors as of March 31, 2021:

•	Ms. Shikha Sharma (Chairperson);

•	Dr. Bruce L.A. Carter;

•	Mr. Leo Puri;

•	Mr. Sridar Iyengar; and

•	Mr. Allan Oberman

Mr. Allan Oberman ceased to be a member of the Committee effective as of April 1, 2021.

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2021.

Corporate Social Responsibility (“CSR”) Committee.

The primary functions of the Corporate Social Responsibility Committee are inter alia to:

•	Formulate, review and recommend to the Board a corporate social responsibility policy indicating the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013.

•	Recommend the amount of expenditures to be incurred in connection with our corporate social responsibility initiatives;

•	Provide guidance on our corporate social responsibility initiatives and monitor their progress;

•	Monitor implementation and adherence to our corporate social responsibility policy from time to time;

•	Recommend the annual action plan delineating the corporate social responsibility projects or programs; and

•	Appoint an independent agency or firm to carry out the impact assessment study, if any.

The Corporate Social Responsibility Committee consisted of the following directors as of March 31, 2021:

•	Mr. Bharat Narotam Doshi (Chairman);

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Mr. Prasad R Menon was appointed as a member and Chairman of the Committee effective as of April 12, 2021. Mr. Bharat Narotam Doshi ceased to be the Chairman and a member of the Committee effective as of April 12, 2021 and May 11, 2021, respectively.

Our corporate officer heading our Corporate Social Responsibility function serves as the Secretary of the Corporate Social Responsibility Committee. This Committee met four times during the year ended March 31, 2021.

Stakeholders Relationship Committee.

The primary functions of the Stakeholders’ Relationship Committee are inter alia to:

•	Review of investor complaints and how they were redressed;

•	Review of queries received from investors;

•	Review of work done by our share transfer agent; and

•	Review of corporate actions related to our security holders.

The Stakeholders Relationship Committee consisted of the following directors as of March 31, 2021:

•	Ms. Kalpana Morparia (Chairperson);

•	Mr. Bharat Narotam Doshi;

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Mr. Bharat Narotam Doshi ceased to be a member of the Committee effective as of May 11, 2021.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2021.

6.D. Employees

The following table sets forth the number of our employees as of March 31, 2021, 2020 and 2019.

	As of March 31, 2021
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	9,447	187	189	374	10,197
Sales and marketing(2)	7,705	62	79	1,399	9,245
Research and development(3)	1,691	15	98	60	1,864
Others(4)	1,033	86	82	232	1,433
Total	19,876	350	448	2,065	22,739

	As of March 31, 2020
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	9,561	212	192	347	10,312
Sales and marketing(2)	5,945	69	75	1,371	7,460
Research and development(3)	2,277	21	100	51	2,449
Others(4)	1,042	86	59	242	1,429
Total	18,825	388	426	2,011	21,650

	As of March 31, 2019
	India	North America	Europe	Rest of World	Total
Manufacturing(1)	10,106	216	186	332	10,840
Sales and marketing(2)	6,039	178	62	1,337	7,616
Research and development(3)	2,052	31	90	41	2,214
Others(4)	938	89	53	216	1,296
Total	19,135	514	391	1,926	21,966

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.

(3)	Includes employees engaged in contract research services provided to other companies.

(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2021, 2020 and 2019, and we consider our relationship with our employees and labor unions to be good. Approximately 3.4% of our employees belonged to labor unions as of March 31, 2021.

6.E. Share ownership

The following table sets forth, as of March 31, 2021 for each of our directors and executive officers, the total number of our equity shares, ADRs and options owned by them:

			FMV Value						Par Value
Name	No. of Shares Held(1)(2)	% of Outstanding Capital	Exercise Price	No. of options held(5)	Exercise Price	No. of options held(5)	Exercise Price	No. of options held(5)	Exercise Price	No. of options held(5)
Mr. G.V. Prasad(3)	-	-	-	-	-	-	-	-	-	-
Mr. K. Satish Reddy(3)	898,432	0.54	-	-	-	-	-	-	-	-
Ms. Kalpana Morparia(3)	10,800	0.01	-	-	-	-	-	-	-	-
Dr. Bruce L.A. Carter(3)(4)	7,800	0.00	-	-	-	-	-	-	-	-
Mr. Prasad R. Menon(3)	-	-	-	-	-	-	-	-	-	-
Mr. Sridar Iyengar(3)	-	-	-	-	-	-	-	-	-	-
Mr. Bharat N. Doshi(3)	1,000	0.00	-	-	-	-	-	-	-	-
Mr. Leo Puri(3)	-	-	-	-	-	-	-	-	-	-
Ms. Shikha Sharma(3)	-	-	-	-	-	-	-	-	-	-
Mr. Allan Oberman(3)	-	-	-	-	-	-	-	-	-	-
Mr. Erez Israeli(4)	-	-	1,982	102,960	2,814	44,900	3,679	65,740	5	34,650
Mr. Parag Agarwal	-	-	-	-	-	-	-	-	-	-
Mr. Saumen Chakraborty	25,125	0.02	2,607	10,900	2,814	7,300	3,679	6,060	5	9,020
Mr. M.V. Ramana	22,742	0.01	2,607	4,200	2,814	4,200	3,679	4,660	5	12,440
Mr. Ganadhish Kamat	4,073	0.00	2,607	3,150	2,814	1,575	3,679	1,940	5	4,705
Dr. Anil Namboodiripad(4)	15,140	0.01	-	-	-	-	3,679	4,200	5	13,418
Ms. Archana Bhaskar	7,536	0.00	2,607	3,400	2,814	3,375	3,679	3,760	5	7,385
Mr. Sanjay Sharma	-	-	2,607	5,900	2,814	4,000	3,679	3,340	5	5,740
Mr. Sauri Gudlavalleti	2,197	0.00	2,607	3,900	2,814	3,200	3,679	2,200	5	5,667
Mr. P. Yugandhar	1,000	0.00	2,607	2,300	2,814	2,400	3,679	2,560	5	5,366
Mr. Raymond de Vre	14,881	0.01	2,607	3,650	2,814	1,150	3,679	0	5	0
Mr. Deepak Sapra	4,462	0.00	2,607	3,900	2,814	3,200	3,679	2,140	5	6,286
Mr. Marc Kikuchi(4)	6,375	0.00	-	-	2,814	2,600	3,679	13,840	5	21,685
Mr. Patrick Aghanian(4)	-	-	-	-	-	-	3,679	2,480	5	4,280
Mr. Mukesh Rathi	7,189	0.00	2,607	1,950	2,814	2,175	3,679	2,320	5	3,894

(1)	Shares held in their individual name only. Includes shares held indirectly through ADRs.
(2)	All shares have voting rights.

(3)	Not eligible for grant of stock options.

(4)	These grants were in the form of options to acquire ADRs.

(5)	The options vest on various dates between the year ending March 31, 2022 and the year ending March 31, 2025. The options expire after five years from the date of vesting. Each of the options results in the issuance of one equity share or ADR, as applicable, upon its exercise.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADRs, and we are currently operating under the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”) and the Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”). Each such option granted had an expiration date of five years from the vesting date.

During the year ended March 31, 2021, options to purchase ordinary shares and ADRs were awarded to various of our executive officers and other employees under the DRL 2002 Plan, the DRL 2007 Plan and the DRL 2018 Plan were as follows:

Plan	Number of options granted	Exercise Price (Rs.)
DRL 2002 Plan#	49,444	5
DRL 2002 Plan*	42,648	5
DRL 2007 Plan*	7,500	5
DRL 2007 Plan**	5,144	5
DRL 2007 Plan#	39,672	5
DRL 2007 Plan#	96,080	3,679
DRL 2018 Plan#	150,740	3,679
Total	391,228

#	25% vesting each year, starting after one year from the grant date.
*	100% vesting at the end of third year from the grant date.
**	100% vesting after one year from the grant date.

The Dr. Reddy’s Employees ESOS Trust was formed to support the DRL 2018 Plan by acquiring, including through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. During the year ended March 31, 2021, we have implemented cashless exercises of stock options under this plan. From the plan’s inception through March 31, 2021, we have granted an aggregate of 556,340 options, with a fair market value exercise price, under the DRL 2018 Plan. During such period, the Dr. Reddy’s Employees ESOS Trust has purchased an aggregate of 661,601 shares, at an average rate of Rs.3,328.18, for the purpose of issuing the shares to such employees upon exercise of these options under the DRL 2018 plan.

For the years ended March 31, 2021 and 2020, Rs.584 million and Rs.521 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2021 and 2020, there was Rs.612 million and Rs.515 million, respectively of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.95 years and 1.93 years, respectively. For further information regarding our options and stock option incentive plans, see Note 29 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2021, a total of 26.74% of our equity shares were held by the following parties:

•	Mr. K. Satish Reddy (Chairman of the Board);

•	Mrs. K. Samrajyam Reddy, mother of Mr. K. Satish Reddy, Mr. G. Sharathchandra Reddy, son of Mr. G.V. Prasad, and Mrs. G. Anuradha, wife of Mr. G.V. Prasad (hereafter collectively referred as the “Family Members”);

•	G.V. Prasad HUF, which is affiliated with Mr. G.V. Prasad (Co-Chairman and Managing Director); and

•	Dr. Reddy’s Holdings Limited (formerly known as Dr. Reddy’s Holdings Private Limited), a company in which the APS Trust owns 83.11% of the equity and the remainder is held by Mr. G.V. Prasad HUF, Mr. K. Satish Reddy (individually and through an affiliated HUF) and the Family Members. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of the APS Trust. Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy are the sole members of the Board of Directors of Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS trust.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2021:

	Equity Shares Beneficially Owned(1)
Name	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited(2)	41,325,300	24.85%
G.V. Prasad HUF(3)	1,117,940	0.67%
Mr. K. Satish Reddy(2)	898,432	0.54%
Family Members	1,119,456	0.67%
Subtotal	44,461,128	26.74%
Others/public float	121,840,103	73.26%
Total number of shares outstanding	166,301,231	100.00%

(1)	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission, which provides that shares are beneficially owned by any person who has voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by that shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)	The APS Trust owns approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Mr. G.V. Prasad and Mr. K. Satish Reddy are the sole trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

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

Note that our Board of Directors and shareholders have approved the merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited, as more particularly described in Note 35 to our consolidated financial statements.

(3)	On March 26, 2021 the shares held by Mr. G.V. Prasad was transferred to a G.V. Prasad HUF.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2021		March 31, 2020		March 31, 2019
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited(1)	41,325,300	24.85%	41,325,300	24.87%	41,325,300	24.88%
Life Insurance Corporation of India and Associates	1,110,352	0.67%	8,468,983	5.10%	6,486,864	3.91%
Mitsubishi -UFJ Financial Group, Stewart and their associates (formerly First State Investments Management (UK) Limited, Commonwealth Bank of Australia and their associates) (2)	7,769,465	4.67%	7,540,098	4.54%	11,838,598	7.13%

(1)	Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited, as described in footnote (2) to the table on the preceding page.

(2)	In addition to the equity shares disclosed in the above table, Mitsubishi-UFJ Financial Group, Stewart and their associates held an additional 169,171 ADSs of our company as of March 31, 2021, bringing their total percentage of equity shares held to 4.77%.

As of March 31, 2021, we had 166,301,231 outstanding equity shares. As of March 31, 2021, there were 228,001 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are listed on the New York Stock Exchange. Our ADSs are also listed on NSE IFSC Limited. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2021, 12.21% of our issued and outstanding equity shares were owned through ADSs, as evidenced by ADRs. On March 31, 2021 we had approximately 63 registered holders and 15,257 beneficial holders of record of our ADSs, as evidenced by ADRs, in the United States.

7.B. Related party transactions

Refer to Note 30 of our consolidated financial statements.

7.C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firms
•	Consolidated statements of financial position as of March 31, 2021 and 2020
•	Consolidated income statements for the years ended March 31, 2021, 2020 and 2019
•	Consolidated statements of comprehensive income for the years ended March 31, 2021, 2020 and 2019
•	Consolidated statements of changes in equity for the years ended March 31, 2021, 2020 and 2019
•	Consolidated statements of cash flows for the years ended March 31, 2021, 2020 and 2019
•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2021, our export revenues (i.e., revenues from all geographies other than India) were Rs.153,470 million, and accounted for 81% of our total revenues.

Legal Proceedings

Refer to Note 33 of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2019, 2020 and 2021, we paid cash dividends of Rs.20 per equity share, Rs.25 per equity share and Rs.25 per equity share, respectively. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. At our Board of Directors’ meeting held on May 14, 2021, the Board of Directors proposed a dividend per share of Rs.25 and aggregating to Rs.4,158 million, all of which is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

8.B. Significant changes

Refer to Note 41 to our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

See Item 9.C “Markets” below. See also Exhibit 2.2 (“Description of the Securities”) to this Annual Report on Form 20-F.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Markets on Which Our Shares Trade

Our equity shares are traded on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and National Stock Exchange of India Limited (“NSE”), (collectively, the “Indian Stock Exchanges”) under the ticker symbols “500124” and “DRREDDY”, respectively. Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”) under the ticker symbol “RDY” and on NSE IFSC Limited under the ticker symbol “DRREDDY”. Each ADS represents one equity share. Our ADSs, as evidenced by ADRs, began trading on the NYSE and NSE IFSC Limited on April 11, 2001 and December 9, 2020, respectively.

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

The Memorandum and Articles of Association were further amended in accordance with the terms of an Order of the High Court of Judicature, Andhra Pradesh, dated June 12, 2009 to effect an increase in our company’s authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into our company. In a related order dated June 12, 2009, the High Court concluded that there was no need to have a shareholders’ meeting in order to affect such amendment.

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

10.C. Material contracts

In February 2020, we entered into a Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”) to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a total consideration of Rs.18,500 million. The BTA was amended by three letter agreements dated April 28, 2020, June 9, 2020 and June 9, 2021.

As of March 31, 2020, the acquisition of this Business Undertaking (as defined below) was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for in the year ended March 31, 2020.

On June 10, 2020, we completed this acquisition. The fair value of consideration transferred was Rs.16,115 million.

The acquired business consists of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio was transferred to us, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the “Business Undertaking”). The transaction involved 2,051 employees engaged in operations of the acquired Business Undertaking.

The BTA and related amendments have been attached as Exhibits 4.2.1 to 4.2.4 to this report on Form 20-F. Each such document has been included to provide you with information regarding its terms. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the asset sale thereunder, we do not intend for its text to be a source of factual, business or operational information about us. Such agreement contains representations, warranties and covenants that are qualified and limited, including by information in the schedules that the parties delivered in connection with the execution of such documents. Representations and warranties may be used as a tool to allocate risks between the respective parties to such documents, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to stockholders. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this report on Form 20-F. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of us or any of our affiliates.

Other than the foregoing, and other contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries is a party for the two years immediately preceding the date of this report on Form 20-F.

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

The Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (the "NDI Rules") has brought about a substantial change in the Schedule II to the NDI Rules, stating that effective as of April 1, 2020, the aggregate limit would be the sectoral cap applicable to such Indian company. An Indian company may, with the approval by resolution of its board of directors and by special resolution of its members: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24%, 49% or 74%, as it deems fit, or (ii) increase the aggregate limit to 49% or 74%, or the sectoral cap or statutory ceiling, as it deems fit. However, once the aggregate limit is increased, the limit cannot be reduced later. Our shareholders on September 24, 2001 had passed a resolution enhancing the limits of portfolio investment by FIIs in the aggregate to 49% and NRIs in the aggregate may hold not more than 10.0% of our equity shares through portfolio investments. However pursuant to the applicability of the NDI rules, the sectoral cap applicable to our company is 74%. Holders of ADSs are not subject to the rules governing FPIs unless they convert their ADSs into equity shares.

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

As of March 31, 2021, FIIs and FPIs collectively held 29.03% of our equity shares and NRIs held 1.00% of our equity shares.

In September 2011, the Securities and Exchange Board of India (“SEBI”) enacted the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “2011 Takeover Code”), which replaces the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The 2011 Takeover Code was thereafter amended from time to time.

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

The SEBI introduced a framework for the issuance of Depository Receipts (“DRs”) by companies listed on stock exchanges in India and for the “permissible securities” underlying any such DR issuance (“DR Framework”), pursuant to its circular dated October 10, 2019. Further, the SEBI issued circulars dated November 28, 2019 and December 18, 2020, on the framework for the issuance of DRs and amended the scope and process for permissible holder of DRs, respectively. The requirements for issuance of DRs set out in the DR Framework are in addition to the requirements under the Companies Act, 2013 and rules thereunder, the 2014 Scheme and the foreign exchange regulations. The key aspects provided under the DR Framework are:

•	Eligible Issuer – Only a company incorporated in India and listed on a recognized stock exchange in India is allowed to issue the underlying securities for issuance of DRs, which must be permissible securities (as discussed below), and only their holders may transfer such underlying securities.

•	Permissible Holders – Indian residents and NRIs are not allowed to be permissible holders or beneficial owners of DRs. However, this restriction is not applicable in case the DRs are issued to NRIs pursuant to any share-based employee benefit scheme(s), that are implemented by the listed company in line with the SEBI (Share Based Employee Benefits) Regulations, 2014, or any bonus issue or any rights issue of shares.

•	Obligations of Listed Company – The listed company must comply with applicable laws and regulations and ensure that only permissible securities are issued as the underlying securities for any DR issuance. Further, the listed company must issue such permissible securities only to the permissible holders. The listed company shall be responsible for identification of any holder (like NRI), who are issued DRs in terms of any share-based employee benefit scheme(s). Further, the listed company must provide the information of NRI DR holders to the designated depository in India, for the purpose of monitoring foreign investment limits.

•	Minimum Public Shareholding – In the case of issuance of new DRs, the listed company shall ensure that the limit on foreign holding of permissible securities as prescribed under applicable FEMA regulations is not exceeded and shall comply with the minimum public shareholding norms in India, after excluding the permissible securities held by the depository.

•	Minimum Price - The minimum price for the issuance or transfer of permissible securities is the price applicable to the corresponding mode of issue (i.e., public offer, preferential allotment or qualified institutions placement) to domestic investors in India under applicable laws.

The jurisdictions where DRs may be issued and exchanges where DRs may be listed pursuant to the DR Framework were set forth in a circular dated November 28, 2019. While the DR framework for listed entities has been operationalized, further amendments and requirements may be notified from time to time.

Under the DR Framework, “permissible securities” means equity shares and debt securities, which are in a dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange. Previously, under the 2014 Depository Receipts Scheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities.

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

These amendments are applicable for assessments from the financial year beginning from April 1, 2019 and onwards.

Further as per finance Act, 2020, surcharge on dividend income shall not exceed 15%. This amendment is applicable from the financial year beginning from April 1, 2020 and onwards.

The Finance Act, 2018 replaced the Education Cess, which imposed a 2% income tax, and the Secondary and Higher Education Cess, which imposed a 1% income tax, with a new Health and Education Cess, which imposes a 4% income tax.

The Finance Act, 2020, inserted a new provision which provides an option to an individual or HUF to opt for a simplified regime with lower tax rates. However, a taxpayer opting for this simplified tax regime will not be eligible for specified deductions/exemptions.

This option may be exercised in the prescribed manner by an individual or HUF having business income on or before the due date specified under Section 139(1) for furnishing the return of income for the year ended March 31, 2020 and such option, once exercised, shall apply to subsequent assessment years. In the case of an individual or HUF having no business income, this option may be exercised along with the income tax return required to be furnished under Section 139(1) every year.

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

The Government of India promulgated the Taxation laws (Amendment) ordinance, 2019, which was subsequently enacted to The Taxation Laws (Amendment) Act, 2019. As per the amendment, existing domestic companies have an option to pay tax at a concessional rate of 22% with applicable surcharge and health and education cess. However, the reduced tax rates come with consequential surrender of specified deductions/incentives. This option needs to be exercised before filing the income tax return and, once exercised, such option cannot be withdrawn for the same or subsequent years. For companies opting for this lower rate of tax regime, the minimum alternate tax (MAT) provisions would not be applicable. Companies that do not opt for the concessional tax rates will continue to be subject to MAT liability under section115JB. The former rate of MAT of 18.5% (plus surcharge and health and education cess) was reduced to 15% (plus surcharge and health and education cess). These amendments are applicable from the financial year beginning from April 1, 2020 and onwards.

Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, we are required to pay a stamp duty of Rs.10 per share certificate evidencing such underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. A sale of equity shares in physical form by a non-resident holder is also subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such duty is borne by the transferee. Shares must be traded in dematerialized form. Effective as of July 1, 2020, the issuance or transfer of shares in dematerialized form is also subject to stamp duty of 0.005% or 0.015%, respectively.

Wealth Tax. Currently, there is no wealth tax.

Gift Tax and Estate Duty. Currently, there are no gift taxes or estate duties. These taxes and duties could be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Goods and Service Tax. Brokerage fees or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a Goods and Service Tax (“GST”) of 18%. The stockbroker is responsible for collecting the GST from the shareholder and paying it to the relevant authority. Effective July 1, 2017, the Goods and Service Tax Act, 2017 was implemented across India and GST is applicable on such fees or commissions at the rate of 18%. In the former service tax regime, the service tax rate was 15% inclusive of all cess.

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

Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. holders with incomes exceeding $445,850 or, in the case of taxpayers filing joint tax returns, with incomes exceeding $501,600 which will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S holders with incomes less than $40,400 or, in the case of taxpayers filing joint returns, $80,800 will be subject to tax at the rate of 0% on such qualifying dividends. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2021. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADS), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, dividends would not be eligible for the preferential tax treatment applicable to qualified dividends income but would instead be taxable at rates applicable to ordinary income.

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

Components of Market Risk

Foreign Exchange Risk

Our foreign exchange risk arises from our foreign operations, foreign currency revenues and expenses (primarily in U.S. dollars, Russian roubles, U.K. pounds sterling and Euros) and foreign currency borrowings (in U.S. dollars, Russian roubles, Ukrainian hryvnia, Mexican pesos and Brazilian reals). A significant portion of our revenues are in these foreign currencies, while a significant portion of our costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, our revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, we use both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of our highly probable forecast transactions and recognized assets and liabilities. We do not use derivative financial instruments for trading or speculative purposes.

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2021:

Category	Instrument	Currency(1)	Cross Currency(1)	Amounts (in millions)	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	CHF	INR	CHF 200	Sell
	Forward contract	GBP	INR	GBP 8	Sell
	Forward contract	RUB	INR	RUB 2,799	Sell
	Forward contract	U.S.$	INR	U.S.$ 353	Sell
	Forward contract	U.S.$	MXN	U.S.$ 10	Buy
	Forward contract	U.S.$	UAH	U.S.$ 14	Buy
	Forward contract	ZAR	INR	ZAR 111	Sell
	Forward contract	U.S.$	RUB	U.S.$ 2	Buy
	Forward contract	U.S.$	RON	U.S.$ 12	Buy
	Forward contract	U.S.$	AUD	U.S.$ 3	Buy
	Forward contract	GBP	U.S.$	GBP 48	Buy
	Forward contract	EUR	GBP	EUR 1	Sell
	Forward contract	EUR	U.S.$	EUR 16	Buy
	Forward contract	CHF	U.S.$	CHF200	Buy
	Forward contract	U.S.$	KZT	U.S.$ 4	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 4	Buy
	Forward contract	U.S.$	BRL	U.S.$ 4	Buy
	Forward contract	U.S.$	KZT	U.S.$ 9	Buy
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	RUB	INR	RUB 6,850	Sell
	Option contract	U.S.$	INR	U.S.$ 645	Sell - Risk Reversal
	Forward contract	ZAR	INR	ZAR 148	Sell

(1)	“INR” means Indian rupees, “U.S.$” means United States dollars, “RON” means Romanian new leus, “GBP” means U.K. pounds sterling, “AUD” means Australian dollars, “CHF” means Swiss francs, “ZAR” means South African rands, “BRL” means Brazilian reals, “CLP” means Chilean pesos, “COP” means Colombian pesos, “KZT” means Kazakhstan tenges, “MXN” means Mexican pesos, “EUR” means Euros, “UAH” means Ukrainian hryvnias and “RUB” means Russian roubles.

In respect of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.4,824/(4,195) million increase/(decrease) in our hedging reserve and an approximately Rs.2,658/(2,658) million increase/(decrease) in our net profit from such contracts as of March 31, 2021.

For a detailed analysis of our foreign exchange risk, please refer to Notes 31 and 32 in our consolidated financial statements.

Commodity Rate Risk

Our exposure to market risk with respect to commodity prices primarily arises from our purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products whose prices may fluctuate significantly over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Costs of raw materials forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies. As of March 31, 2021, we have not entered into any material derivative contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk

As of March 31, 2021, we had loans with floating interest rates as follows: Rs.8,800 million of loans carrying a floating interest rate of the 3 Months India Treasury Bill plus 30 bps and Rs.1,896 million of loans carrying a floating interest rate of TIIE+1.20%.

These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile.

The interest rate profile of our short-term borrowings from banks is as follows:

	As of March 31,
	2021		2020
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	INR	3 Months T-bill + 30 bps	INR	1 Month T-bill + 60 bps
	INR	5.75%	-	-
	-	-	U.S.$	1 Month LIBOR + 12.5 to 16 bps
Other working capital borrowings	U.S.$	(2.2)% to (1.8)%	U.S.$	1 Month/3 Months LIBOR + 55 to 78 bps
	RUB	3.00% to 3.40% and 5.55%	RUB	7.05%
	MXN	TIIE + 1.20%	MXN	TIIE + 1.25%
	INR	4.00%	INR	7.75%
	BRL	4.00%	BRL	7.25%
	UAH	4.75%	-	-
	-	-	ZAR	1 Month JIBAR+120 bps

The interest rate profile of our long-term borrowings (other than obligations under leases) is as follows:

	As of March 31,
	2021		2020
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Foreign currency borrowings	-	-	U.S.$	1 Month LIBOR + 82.7 bps
Non-convertible debentures	INR	6.77%	-	-

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia, “BRL” means Brazilian reals, “EUR” means Euros and “ZAR” means South African rand.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “JIBAR” means the Johannesburg Interbank Average Rate and “T-bill” means India Treasury Bill.

Maturity profile.

The aggregate maturities of interest-bearing long-term borrowings (other than obligations under leases), based on contractual maturities, as of March 31, 2021 are as follows:

Maturing in the year ending March 31,		(All amounts in Rs. millions)
2024	Rs.	3,800
	Rs.	3,800

Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and term deposits (i.e., certificates of deposit). Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.

For the year ended March 31, 2021, every 10% increase or decrease in the floating interest rate component (i.e., India Treasury Bill and TIIE) applicable to our loans and borrowings would affect our net profit by Rs.37 million.

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

D. American Depositary Shares.

Deposit Agreement

For a discussion of the Deposit Agreement, see Exhibit 2.2 (“Description of the Securities”) to this Annual Report on Form 20-F.

Fees and Charges for Holders of American Depositary Shares

J.P. Morgan Chase Bank, N.A., as the U.S. depositary for our ADSs (the “Depositary”), collects fees for the issuance and cancellation of ADSs from the holders of our ADSs, or intermediaries acting on their behalf, against the deposit or withdrawal of ordinary shares in the custodian account. The Depositary also collects the following fees from holders of ADRs or intermediaries acting in their behalf:

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

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2021, the Depositary reimbursed us for an amount of U.S.$445,806. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2022, we are required to repay to the Depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2021.

Category of expenses	Amount reimbursed during the year ended March 31, 2021
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$445,806
Listing fees	None
Investor relations	None
Advertising and public relations	None
Broker reimbursements	None

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2021, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2021 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2021.

The effectiveness of our internal control over financial reporting as of March 31, 2021 has been audited by Ernst & Young Associates LLP (“EY”), the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/Erez Israeli	/s/Parag Agarwal
Chief Executive Officer	Chief Financial Officer
112

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dr. Reddy’s Laboratories Limited and subsidiaries’ internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Dr. Reddy’s Laboratories Limited and subsidiaries’ (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2021 and 2020, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31 2021, and the related notes and our report dated June 30, 2021 expressed an unqualified opinion thereon.

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

June 30, 2021

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

ITEM 16.B. CODE OF ETHICS

We have a Code of Business Conduct and Ethics (the “COBE”), which applies to all Directors and employees of our company and its subsidiaries and affiliates. The COBE was amended to incorporate additional reporting channels on April 1, 2021.  The COBE is available on our corporate website at http://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-cobe/. The COBE has provisions for employees and other stakeholders to raise concerns regarding possible violations of the COBE under the Ombudsperson Policy. Reporting channels under the Ombudsperson Policy include an independent hotline, a web based reporting site (drreddys.ethicspoint.com) and dedicated email addresses for our Chief Compliance Officer and our Chief Ombudsperson. Our Non-Retaliation Policy also safeguards against retaliation of those who raise concerns in good faith.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Associates LLP served as our independent registered public accountant for the years ended March 31, 2021 and 2020 for which audited statements appear in this Annual Report.

The following table sets forth the aggregate fees paid to Ernst & Young Associates LLP and the various member firms of Ernst & Young Associates LLP in the years ended March 31, 2021 and 2020.

	For the year ended March 31,
Type of Service	2021		2020		Description of Services
	(Rs. in millions)
Audit fees	Rs.	86.9	Rs.	76.0	Audit and review of financial statements
Audit related fees		2.3		2.1	Statutory certifications and other matters
Tax fees		22.3		13.1	Tax and transfer pricing related services
Total	Rs.	111.5	Rs.	91.2

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

Tabulated below are the details of the shares acquired under such plan during year ending March 31, 2021.

Period	Total Number of Equity Shares Purchased	Average Price Paid per Equity Share (Rs.)	Maximum number of Equity Shares that may yet be purchased under the Plans or Programs
August 2020	43,279	4,383.65
February 2021	200,000	4,565.01	1,838,399
March 2021	21,222	4,261.19

Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs: The ESOS Trust has purchased an aggregate of 661,601 equity shares up to March 31, 2021 (including 264,501 equity shares purchased during the year ended March 31, 2021). Out of these, an aggregate of 74,832 equity shares were transferred to employees (including 73,682 shares transferred during the year ended March 31, 2021) pursuant to exercise of stock options (cash and cashless exercise) granted under the Dr. Reddy’s Employees Stock Option Scheme, 2018. The ESOS Trust has sold an aggregate of 11,568 equity shares on the market during the year ended March 31, 2021 in connection with cashless exercises.

Refer to Note 29 of these financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:

(i)	establish an independent audit committee that has specified responsibilities;
(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;
(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and
(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Eight of our ten directors are “independent directors,” as defined by the NYSE as on March 31, 2021.
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.	We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements. We have evaluated the performance of the Nomination, Governance and Compensation Committee.
Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.	We have a Nomination, Governance and Compensation Committee composed entirely of independent directors that meets these requirements. The committee has a written charter that meets these requirements. We have evaluated the performance of our Nomination, Governance and Compensation Committee.
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act.
The audit committee must have a minimum of three members all being independent directors. The audit committee must have a written charter that is made available on the listed company’s website and that addresses the committee’s purpose and responsibilities, subject to the minimum purpose and responsibilities established by the NYSE, and an annual evaluation of the committee.	We have an Audit Committee composed of four members, all being independent directors as on March 31, 2021. The committee has a written charter that meets these requirements. We have evaluated the performance of our Audit Committee.
Each listed company must have an internal audit function.	We have an internal audit function.
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We comply with this standard. Our Employee Stock Option Plans were approved by our shareholders.
Listed companies must adopt and disclose corporate governance guidelines.	We have not adopted corporate governance guidelines.
All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees that is made available on the listed company’s website and, and promptly disclose any waivers of the code for directors or executive officers.	We comply with this standard. More details on our Code of Business Conduct and Ethics are given under Item 16.B.
Listed companies must solicit proxies for all meetings of shareholders.	We do not solicit proxies because we are prohibited from doing so under Section 105 of the Indian Companies Act, 2013. However, we give each of our shareholders written notices of all of our shareholder meetings.
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This requirement is being addressed by way of this table.
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	We do not have such a practice.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

There have been no such instances.

Standard for U.S. NYSE Listed Companies	Our practice
Each listed company's audit committee, or another independent body of the board of directors, shall conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest, and will prohibit such a transaction if it determines it to be inconsistent with the interests of the listed company and its shareholders.	Under the SEBI’s Listing Regulations and the Indian Companies Act, 2013, our Audit Committee’s prior approval is required for all transactions with related parties or any subsequent modification of such transactions. These laws empower our Audit Committee to grant omnibus approval for our proposed related party transactions, subject to certain prescribed conditions.

As a result, our Audit Committee reviews all transactions with related parties at the start of the year and on a quarterly basis

In addition, the Indian Companies Act, 2013 also requires us to seek prior approval of our Board or shareholders (as the case may be) for any material related party transaction, unless such transaction is (i) in the ordinary course of business and on an arms’ length basis, or (ii) with our wholly owned subsidiaries, whose financial statements are consolidated with us.

 Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time that any of the following occurs:

We filed our most recent annual written affirmation, in the form specified by the NYSE, on July 6, 2020.

We filed the requisite interim written affirmation consequent to the appointment of Ms. Kalpana Morparia and cessation of Mr. Leo Puri as a member of our audit committee in the form specified by the NYSE, on February 9, 2021.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 2021 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firms	119

• Consolidated statements of financial position as of March 31, 2021 and 2020	123

• Consolidated income statements for the years ended March 31, 2021, 2020 and 2019	124

• Consolidated statements of comprehensive income for the years ended March 31, 2021, 2020 and 2019	125

• Consolidated statements of changes in equity for the years ended March 31, 2021, 2020 and 2019	126

• Consolidated statements of cash flows for the years ended March 31, 2021, 2020 and 2019	128

• Notes to the consolidated financial statements	129

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dr. Reddy’s Laboratories Limited (and subsidiaries) (the Company) as of March 31, 2021 and 2020, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 30, 2021 expressed an unqualified opinion thereon.

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

Business transfer agreement with Wockhardt Limited

Description of the matter

As described in Note 6, 3(d) and 4 to the consolidated financial statements, the Company completed the acquisition of select divisions of the branded generics business of Wockhardt Limited in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The transaction was accounted for as a business combination. The Company’s accounting for the acquisition included determining the fair value of the assets acquired, which primarily included product related intangible assets.

Auditing the Company's accounting for the business combination was complex due to the estimation required by management to determine the fair value of the intangible assets. The estimation uncertainty was primarily due to the sensitivity of the respective fair values to the underlying assumptions considered in the measurement of the fair value of the intangible assets. The Company used a discounted cash flow model to measure the fair value of the intangible assets, which included significant assumptions such as the discount rate, useful life, and long-term growth rate. These assumptions are forward looking and could be affected by future economic and market conditions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

How we addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s calculation of the estimated fair value of the intangible assets. For example, we tested controls over the valuation models, the projected financial information, and underlying assumptions used to develop such estimates, including the completeness and accuracy of data used in the model.

To test the estimated fair value of the intangible assets, we performed audit procedures that included, among others, evaluating the Company's selected valuation method and testing the significant assumptions described above that were used in the model. We compared the significant assumptions to current industry, market and economic trends, to the assumptions used to value similar assets, and to the historical results of the acquired business. In addition, we involved our valuation specialist to assist in evaluating the appropriateness of the valuation model, certain of the valuation model’s assumptions, and to test the model’s computational accuracy. We also tested the completeness and accuracy of the underlying data used in the model.

Recoverable amount of intangible assets, intangible assets under development and goodwill

Description of the matter

As described in Notes 13, 14, 3(f) and 3(i) to the consolidated financial statements, at March 31, 2021, the Company has intangible assets, including intangible assets under development, of Rs. 35,648 million and goodwill of Rs. 4,568 million. Intangible assets are tested for impairment when events or changes in circumstances indicate that these assets might be impaired. Goodwill and intangible assets under development is tested at least annually for impairment at the reporting unit level.

Auditing the Company's impairment assessments is complex due to the significant estimation required in determining the recoverable amount, being the higher of the value in use and fair value less costs to sell. The Company's methodologies for estimating the recoverable value of these assets involve significant assumptions and inputs, including projected financial information for net sales, operating profit by product, and discount rates, all of which are sensitive to and affected by economic, industry, and company-specific qualitative factors. These significant assumptions and inputs are forward-looking and could be affected by future economic and market conditions.

How we addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls in assessing the recoverable value of goodwill, intangible assets and intangible assets under development. For example, we tested management’s controls over the review of methodologies used, significant assumptions and inputs as described above, and completeness and accuracy of the data used in the methodologies.

To test the estimated recoverable value of these assets, we performed audit procedures that included, among others, assessing the methodologies used by management in determining the recoverable value, and testing the significant assumptions and the underlying data used by the Company in its analyses. We compared the significant assumptions to current industry, market and economic trends, to the Company's historical results, and to other relevant data. We also performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable values of these assets resulting from changes in the underlying assumptions.

We also involved our valuation specialist to assist in our evaluation of the methodologies used and significant assumptions and inputs used to determine the recoverable value of certain intangible assets under development.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

Contingencies, including litigations

Description of the matter

As described in Note 33 and 3(k) to the consolidated financial statements, the Company is involved in disputes, lawsuits, claims, anti-trust, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent, and commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a provision for those legal contingencies for which it has a present obligation, it is probable that an outflow of resources will be required to settle the obligation and the amount is reliably estimable. The Company based on external legal advice assesses the need to make provision or disclose a contingency on a case-to-case basis considering the underlying facts of each matter.

Auditing management's determination of whether a loss for a contingency is probable and reasonably estimable, possible or remote and / or the related disclosures are required for these legal contingencies, is highly subjective and requires significant judgment.

How we addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls in assessing the completeness, valuation, presentation and disclosure of legal contingencies. For example, this included testing controls related to the Company's process for identification, recognition, measurement and disclosure of legal contingencies.

To test the legal contingencies, our audit procedures included, among others, testing the completeness of the legal contingencies subject to evaluation by the Company. We also evaluated the Company's analysis of its assessment of the probability of outcome for each material legal contingency through inspection of responses to inquiry letters sent to both internal and external legal counsel, discussions with internal and external legal counsel to confirm our understanding of the allegations, and obtaining written representations from Management of the Company. We also evaluated the Company’s disclosures in relation to these matters.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

Rebates, discounts, chargebacks, and other deductions in Revenue

Description of the matter

As described in Note 22 and 3(l) to the consolidated financial statements, revenues from product sales are recognized upon transfer of control to a customer, generally upon delivery, net of accruals for estimated rebates, wholesaler chargebacks, discounts, returns and other deductions (collectively sales deductions), which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled.

Auditing the estimation of sales deductions, which are netted against product sales, is complex and requires significant judgment. The estimated sales deductions are based on assumptions and inputs such as current contractual terms, market events and trends, and internal and external historical data

How we addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes. This included, for example, testing controls over management’s review of significant assumptions and inputs used in the estimate of sales deductions, including actual sales, contractual terms, market events and trends, and internal and external historical data such as actual wholesaler inventory levels of the Company’s products, and estimated wholesaler’s sales subject to sales deductions. We also tested management’s controls over the accuracy and completeness of the estimates used to calculate the sales deductions.

To test management’s estimated sales deductions, our audit procedures included, among others, evaluating the methodology used and the underlying data used by the Company. For example, we tested management’s estimates over the determination of sales deductions accruals by comparing the rates used in management’s estimate to rates in the underlying contracts and historical sales deductions data. We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns, and where relevant to current payment trends. We also considered the historical accuracy of the management’s estimates in prior years, and to assess the estimated amounts, we evaluated trends in actual sales and discount accrual balances. We also tested the underlying data used in management's calculations for accuracy and completeness, which included inspection of source data supporting the inventory levels, rebate claims paid subsequent to period end, and volume discounts settled during the period.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2018.

Hyderabad, India

June 30, 2021

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2021			March 31, 2021		March 31, 2020
		Unaudited convenience translation into U.S.$ (See Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	7	U.S.$	203		Rs.	14,829	Rs.	2,053
Other investments	8		270			19,744		23,687
Trade and other receivables	9		679			49,641		50,278
Inventories	10		621			45,412		35,066
Derivative financial instruments	31		17			1,218		1,105
Tax assets			38			2,745		4,379
Other current assets	11		198			14,509		13,802
Total current assets before assets held for sale		U.S.$	2,025		Rs.	148,098	Rs.	130,370
Assets held for sale			2			151		-
Total current assets		U.S.$	2,027		Rs.	148,249	Rs.	130,370
Non-current assets
Property, plant and equipment	12	U.S.$	781		Rs.	57,111	Rs.	52,332
Goodwill	13		62			4,568		3,994
Other intangible assets	14		487			35,648		27,659
Trade and other receivables	9		2			118		1,737
Investment in equity accounted investees	15		46			3,375		2,763
Other investments	8		68			4,958		328
Deferred tax assets	25		145			10,630		12,214
Other non-current assets	11		11			834		844
Total non-current assets		U.S.$	1,603		Rs.	117,242	Rs.	101,871
Total assets		U.S.$	3,630		Rs.	265,491	Rs.	232,241
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	16	U.S.$	325		Rs.	23,744	Rs.	16,659
Short-term borrowings	17		316			23,136		16,441
Long-term borrowings, current portion	17		12			864		4,266
Provisions	18		47			3,435		3,800
Tax liabilities			19			1,389		573
Derivative financial instruments	31		4			326		1,602
Bank overdraft	7		-	*		9		91
Other current liabilities	19		417			30,488		29,382
Total current liabilities		U.S.$	1,140		Rs.	83,391	Rs.	72,814
Non-current liabilities
Long-term borrowings	17	U.S.$	86		Rs.	6,299	Rs.	1,304
Deferred tax liabilities	25		5			338		275
Provisions	18		1			58		54
Other non-current liabilities	19		32			2,343		2,806
Total non-current liabilities		U.S.$	124		Rs.	9,038	Rs.	4,439
Total liabilities		U.S.$	1,264		Rs.	92,429	Rs.	77,253
Equity
Share capital	20	U.S.$	11		Rs.	832	Rs.	831
Treasury shares			(27)			(1,967)		(1,006)
Share premium			122			8,887		8,495
Share-based payment reserve			20			1,461		1,233
Capital redemption reserve			2			173		173
Special economic zone re-investment reserve			18			1,326		-
Retained earnings			2,133			156,023		144,247
Other components of equity			87			6,327		1,015
Total equity		U.S.$	2,366		Rs.	173,062	Rs.	154,988
Total liabilities and equity		U.S.$	3,630		Rs.	265,491	Rs.	232,241

* Rounded to the nearest million.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in millions, except share and per share data)

		For the Years Ended March 31,
Particulars	Note	2021		2021		2020		2019
		Unaudited convenience translation into U.S.$ (See Note 2(c))
Revenues	22	U.S.$	2,594	Rs.	189,722	Rs.	174,600	Rs.	153,851
Cost of revenues			1,185		86,645		80,591		70,421
Gross profit			1,409		103,077		94,009		83,430
Selling, general and administrative expenses			747		54,650		50,129		48,680
Research and development expenses			226		16,541		15,410		15,607
Impairment of non-current assets			117		8,588		16,767		210
Other income, net	23		(13)		(982)		(4,290)		(1,955)
Total operating expenses			1,077		78,797		78,016		62,542
Results from operating activities (A)			332		24,280		15,993		20,888
Finance income			36		2,623		2,461		2,280
Finance expense			(13)		(970)		(983)		(1,163)
Finance income, net (B)	24		23		1,653		1,478		1,117
Share of profit of equity accounted investees, net of tax (C)	15		7		480		561		438
Profit before tax [(A)+(B)+(C)]			361		26,413		18,032		22,443
Tax expense/(benefit), net	25		125		9,175		(1,466)		3,648
Profit for the year		U.S.$	236	Rs.	17,238	Rs.	19,498	Rs.	18,795
Earnings per share:	21
Basic earnings per share of Rs.5/- each		U.S.$	1.42	Rs.	103.94	Rs.	117.63	Rs.	113.28
Diluted earnings per share of Rs.5/- each		U.S.$	1.52	Rs.	103.65	Rs.	117.40	Rs.	113.09

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2021		2021		2020		2019
	Unaudited convenience translation into U.S.$ (See Note 2(c))
Profit for the year	U.S.$	236	Rs.	17,238	Rs.	19,498	Rs.	18,795
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	58	Rs.	4,242	Rs.	(469)	Rs.	(403)
Actuarial gains/(losses) on post-employment benefit obligations		(3)		(216)		57		10
Tax impact on above items		(3)		(220)		(22)		(414)
Total of items that will not be reclassified to the consolidated income statement	U.S.$	52	Rs.	3,806	Rs.	(434)	Rs.	(807)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	- *	Rs.	7	Rs.	(7)	Rs.	-
Foreign currency translation adjustments		10		706		311		(53)
Foreign currency translation reserve re-classified to the income statement on disposal of foreign operation		-		-		-		(113)
Effective portion of changes in fair value of cash flow hedges, net		15		1,123		(951)		180
Tax impact on above items		(4)		(319)		232		(55)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	21	Rs.	1,517	Rs.	(415)	Rs.	(41)
Other comprehensive income for the year, net of tax	U.S.$	73	Rs.	5,323	Rs.	(849)	Rs.	(848)
Total comprehensive income for the year	U.S.$	308	Rs.	22,561	Rs.	18,649	Rs.	17,947

* Rounded to the nearest million.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Share premium		Treasury Shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2020 (A)	Rs.	831	Rs.	8,495	Rs.	(1,006)	Rs.	1,233	Rs.	(2,405)	Rs.	4,343	Rs.	(563)	Rs.	173	Rs.	-	Rs.	(360)	Rs.	144,247	Rs.	154,988
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-		-	Rs.	-	Rs.	17,238	Rs.	17,238
Net change in fair value of equity and debt instruments, net of tax expense of Rs.293		-		-		-		-		3,945		-		-		-		-		-		11 (3)		3,956
Foreign currency translation adjustments		-		-		-		-		-		706		-		-		-		-		-		706
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.319		-		-		-		-		-		-		804		-		-		-		-		804
Actuarial gain on post-employment benefit obligations, net of tax benefit of Rs.73		-		-		-		-		-		-		-		-		-		(143)		-		(143)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	3,945	Rs.	706	Rs.	804	Rs.	-	Rs.	-	Rs.	(143)	Rs.	17,249	Rs.	22,561
Issue of equity shares on exercise of options	Rs.	1	Rs.	392	Rs.	232	Rs.	(356)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	269
Share-based payment expense		-		-		-		584		-		-		-		-		-		-		-		584
Purchase of treasury shares		-		-		(1,193)		-		-		-		-		-		-		-		-		(1,193)
Dividend paid		-		-		-		-		-		-		-		-		-		-		(4,147)		(4,147)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	392	Rs.	(961)	Rs.	228	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,147)	Rs.	(4,487)
Transfer to special economic zone re-investment reserve, net of reversal of Rs.127	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1,402	Rs.	-	Rs.	(1,402)	Rs.	-
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(76)		-		76		-
Total (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1,326	Rs.	-	Rs.	(1,326)	Rs.	-
Balance as of March 31, 2021 [(A)+(B)+(C)+(D)]	Rs.	832	Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	(503)	Rs.	156,023	Rs.	173,062
Convenience translation into U.S.$ (See note 2(c))	U.S.$	11	U.S.$	122	U.S.$	(27)	U.S.$	20	U.S.$	21	U.S.$	69	U.S.$	3	U.S.$	2	U.S.$	18	U.S.$	(7)	U.S.$	2,133	U.S.$	2,366

Balance as of April 1, 2019 (A)	Rs.	830	Rs.	8,210	Rs.	(535)	Rs.	990	Rs.	(1,910)	Rs.	4,032	Rs.	156	Rs.	173	Rs.	-	Rs.	(395)	Rs.	128,646	Rs.	140,197
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	19,498	Rs.	19.498
Net change in fair value of equity and debt instruments		-		-		-		-		(495)		-		-		-		-		-		19 (3)		(476)
Foreign currency translation adjustments		-		-		-		-		-		311		-		-		-		-		-		311
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.232		-		-		-		-		-		-		(719)		-		-		-		-		(719)
Actuarial gain on post-employment benefit obligations, net of tax expense of Rs.22		-		-		-		-		-		-		-		-		-		35		-		35
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(495)	Rs.	(311)	Rs.	(719)	Rs.	-	Rs.	-	Rs.	35	Rs.	19,517	Rs.	18,649
Issue of equity shares on exercise of options	Rs.	1	Rs.	285	Rs.	3	Rs.	(278)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	11
Share-based payment expense		-		-				521		-		-		-		-		-		-		-		521
Purchase of treasury shares		-		-		(474)		-		-		-		-		-		-		-		-		(474)
Dividend paid (including corporate dividend tax)		-		-				-		-		-		-		-		-		-		(3,916)		(3,916)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	285	Rs.	(471)	Rs.	243	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,916)	Rs.	(3,858)
Balance as of March 31, 2020 [(A)+(B)+(C)]	Rs.	831	Rs.	8,495	Rs.	(1,006)	Rs.	1,233	Rs.	(2,405)	Rs.	4,343	Rs.	(563)	Rs.	173	Rs.	-	Rs.	(360)	Rs.	144,247	Rs.	154,988

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share capital			Share premium		Treasury Shares		Share based payment reserve		Fair value reserve(1)			Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2018	Rs.	830		Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,046)		Rs.	4,184	Rs.	45	Rs.	173	Rs.	-	Rs.	(402)	Rs.	113,865	Rs.	126,460
Adjustment on account of transition to IFRS 9(4)		-			-		-		-		(50)			-		-		-		-		-		(12)		(62)
Adjusted balance as of April 1, 2018 (A)	Rs.	830		Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,096	)(5)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	-	Rs.	(402)	Rs.	113,853	Rs.	126,398
Profit for the year	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	18,795	Rs.	18,795
Net change in fair value of equity instruments, net of tax expense of Rs.411		-			-		-		-		(814)			-		-		-		-		-		-		(814)
Foreign currency translation adjustments, net of tax benefit of Rs.14(6)		-			-		-		-		-			(152)		-		-		-		-		-		(152)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.69		-			-		-		-		-			-		111		-		-		-		-		111
Actuarial gain on post-employment benefit obligations, net of tax expense of Rs.3		-			-		-		-		-			-		-		-		-		7		-		7
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(814)		Rs.	(152)	Rs.	111	Rs.	-	Rs.	-	Rs.	7	Rs.	18,795	Rs.	17,947
Issue of equity shares on exercise of options	Rs.	-	*	Rs.	420		Rs-	Rs.	(420)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Share-based payment expense		-			-		-		389		-			-		-		-		-		-		-		389
Purchase of treasury shares		-			-		(535)		-		-			-		-		-		-		-		-		(535)
Dividend paid (including corporate dividend tax)		-			-		-		-		-			-		-		-		-		-		(4,002)		(4,002)
Total transactions with owners of the Company (C)	Rs.	-		Rs.	420	Rs.	(535)	Rs.	(31)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,002)	Rs.	(4,148)
Balance as of March 31, 2019 [(A)+(B)+(C)]	Rs.	830		Rs.	8,210	Rs.	(535)	Rs.	990	Rs.	(1,910)		Rs.	4,032	Rs.	156	Rs.	173	Rs.	-	Rs.	(395)	Rs.	128,646	Rs.	140,197

* Rounded to the nearest million.

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.
(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.
(3)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.
(4)	Consists of mark to market gains on mutual funds amounting to Rs.50, offset by an impairment loss of Rs.62 on trade receivables. The net impact of Rs.12 was recognized in retained earnings.
(5)	Represents mark to market gain or loss on available-for-sale financial instruments (under IAS 39) recognized in other comprehensive income (“OCI”). The amount will be retained in OCI and will be re-classified to retained earnings only on disposal of these investments.
(6)	Includes gain of Rs.113 re-classified from foreign currency translation reserve to the income statement on disposal of a foreign operation.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the Years Ended March 31,
	2021		2021		2020		2019
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(c))
Cash flows from operating activities:
Profit for the year	U.S.$	236	Rs.	17,238	Rs.	19,498	Rs.	18,795
Adjustments for:
Tax expense/(benefit), net		125		9,175		(1,466)		3,648
Fair value changes and profit on sale of units of mutual funds, net		(8)		(557)		(929)		(773)
Depreciation and amortization		175		12,796		12,472		12,190
Impairment of non-current assets		117		8,588		16,767		210
Allowance for credit losses (on trade receivables and other advances)		3		230		190		420
Loss/(gain) on sale or de-recognition of non-current assets, net		1		42		68		(1,264)
Share of profit of equity accounted investees		(7)		(480)		(561)		(438)
Foreign exchange loss/(gain), net		25		1,856		(2,168)		(1,588)
Interest expense, net		2		144		95		119
Equity settled share-based payment expense		8		584		521		389
Dividend income		- *		- *		(5)		-
Changes in operating assets and liabilities:
Trade and other receivables		28		2,081		(12,446)		1,797
Inventories (Refer to Note 10 for inventory write downs)		(135)		(9,881)		(1,487)		(4,480)
Trade and other payables		39		2,861		1,576		398
Other assets and other liabilities, net		(45)		(3,258)		4,821		4,122
Cash generated from operations		566		41,419		36,946		33,545
Income tax paid, net		(78)		(5,716)		(7,105)		(4,841)
Net cash from operating activities	U.S.$	488	Rs.	35,703	Rs.	29,841	Rs.	28,704
Cash flows used in investing activities:
Expenditures on property, plant and equipment	U.S.$	(133)	Rs.	(9,741)	Rs.	(4,846)	Rs.	(6,955)
Proceeds from sale of property, plant and equipment		1		85		131		1,265
Expenditures on other intangible assets		(39)		(2,820)		(1,269)		(1,421)
Proceeds from sale of other intangible assets		-		-		259		885
Payment for acquisition of business (Refer to Note 6)		(212)		(15,514)		-		-
Purchase of other investments		(1,031)		(75,418)		(111,918)		(78,573)
Proceeds from sale of other investments		1,087		79,528		111,704		76,291
Dividends received from equity accounted investees		-		-		392		-
Interest and dividend received		17		1,220		624		781
Net cash used in investing activities	U.S.$	(310)	Rs.	(22,660)	Rs.	(4,923)	Rs.	(7,727)
Cash flows used in financing activities:
Proceeds from issuance of equity shares (including treasury shares)	U.S.$	4	Rs.	269	Rs.	4	Rs.	- *
Purchase of treasury shares		(16)		(1,193)		(474)		(535)
Proceeds from/(repayment of) short-term borrowings, net (Refer to Note 17)		93		6,791		4,235		(15,126)
Proceeds from long-term borrowings (Refer to Note 17)		52		3,800		-		-
Repayment of long-term borrowings (Refer to Note 17)		(51)		(3,743)		(22,918)		-
Payment of principal portion of lease liabilities (Refer to Note 17)		(10)		(754)		(482)		(56)
Dividend paid (March 31, 2020 and 2019 including corporate dividend tax)		(57)		(4,147)		(3,916)		(4,002)
Interest paid		(18)		(1,321)		(1,608)		(1,607)
Net cash used in financing activities	U.S.$	(4)	Rs.	(298)	Rs.	(25,159)	Rs.	(21,326)
Net increase/(decrease) in cash and cash equivalents		174		12,745		(241)		(349)
Effect of exchange rate changes on cash and cash equivalents		2		113		(25)		35
Cash and cash equivalents at the beginning of the year		27		1,962		2,228		2,542
Cash and cash equivalents at the end of the year (Refer to Note 7)	U.S.$	203	Rs.	14,820	Rs.	1,962	Rs.	2,228

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

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as of and for the year ended March 31, 2021 comply in all material aspects with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2021. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 29, 2021.

b. Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	financial assets are measured either at fair value or at amortized cost, depending on the classification;

•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long-term borrowings are measured at amortized cost using the effective interest rate method;

•	share-based payments are measured at fair value;

•	investments in joint ventures are accounted for using the equity method;

•	assets held for sale are measured at fair value;

•	assets acquired and liabilities assumed as part of business combinations are measured at fair value; and

•	right-of-use the assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

c. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 2021 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.73.14, as published by the Federal Reserve Board of Governors on March 31, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

d. Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 3(b) — Assessment of functional currency;
•	Notes 3(a) and 15 — Evaluation of joint arrangements;
•	Notes 3(c), 31 and 32 — Financial instruments;
•	Notes 3(d) and 6 — Business combinations;

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

d. Use of estimates and judgments (continued)

•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;
•	Notes 3(g) – Determination of cost for right-of-use assets and lease term;
•	Notes 3(h) and 10— Valuation of inventories;
•	Notes 3(i), 12, 13 and 14— Measurement of recoverable amounts of cash-generating units;
•	Notes 3 (j) and 28 — Assets and obligations relating to employee benefits;
•	Notes 3 (j) and 29— Share-based payments;
•	Note 3(k) and 18 — Provisions and other accruals;
•	Note 3(l) — Measurement of transaction price in a revenue transaction (sales returns, rebates and chargeback provisions);
•	Note 3(o) and 25 — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
•	Note 33 — Contingencies.

e. Current and non-current classification

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

Current assets and liabilities include the current portion of non-current assets and liabilities respectively. All other assets and liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current.

f. Prior period

Prior period amounts have been reclassified to conform to the current year classification.

3. Significant accounting policies

New Standards adopted by the Company

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provided a new definition to the word “material” as follows:

‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

An information is considered to be obscured if it is communicated in a way that would have a similar effect for primary users of financial statements to omitting or misstating that information. The amendments provided examples of circumstances that may result in information being obscured.

An entity should apply the amendments prospectively for annual periods beginning on or after January 1, 2020.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

The amendments to the definition of material had no impact on the consolidated financial statements of the Company.

Amendments to IFRS 3: Definition of a Business

The amendments clarified the definition of a business for the purpose of identifying a business combination under IFRS 3, “Business Combinations”. As per the revised definition, business is ‘an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities’.

A related amendment has been made to the definition of ‘output’ as an element of business.

The amendments include an election to use a ‘concentration test’. This is a simplified assessment that would cause an acquisition to qualify as an asset acquisition. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets.

An entity is required to apply the amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occur on or after the beginning of that period.

This amendment had no impact on the consolidated financial statements of the Company but may impact future periods should the Company enter into any business combinations.

Amendments to IFRS 7 and IFRS 9: Interest Rate Benchmark Reform

The IASB published “Interest Rate Benchmark Reform – Phase II (Amendments to IFRS 9, IAS 39 and IFRS 7)” representing the finalization of Phase II of the project on August 27, 2020 to address issues that might affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark interest rate.

The amendments to IFRS 9, “Financial Instruments” provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments to IFRS 7, “Financial Instruments: Disclosures” prescribe the disclosures which entities are required to make for hedging relationships to which the reliefs as per the amendments in IFRS 9 are applied.

These amendments are applicable for annual periods beginning on or after January 1, 2020.

These amendments had no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments to IFRS 16: COVID-19 related rent concessions

IFRS 16, “Leases” was amended by IASB on May 28, 2020 to provide limited relief to lessees in respect of rent concessions arising due to COVID-19 pandemic. No relief has been allowed to the lessors.

The amendments provide a practical expedient that lessees may elect to not treat any rent concessions, provided by lessors as a direct consequence of COVID-19 pandemic, as lease modifications. However, to be eligible for this relief:

•	the revised consideration for the lease should be less than or equal to the lease consideration immediately before the change;
•	the rent concession should be for a period that does not extend beyond June 30, 2021 (for example, lease rents are reduced for a period up to June 30, 2021 and increased for periods thereafter); and
•	there should be no substantial modification to the other terms and conditions of the lease.

Lessee should apply the amendments for annual reporting periods beginning on or after January 1, 2020. In case a lessee has not yet approved the financial statements for issue before the issuance of the amendments, then the same may be applied for annual reporting periods beginning on or after the January 1, 2019.

The aforesaid amendments had no impact on the consolidated financial statements of the Company.

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of financial position, respectively.

For the purpose of preparing these consolidated financial statements, the accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Company.

Joint arrangements (equity accounted investees)

Joint arrangements are those arrangements over which the parties have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

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

Loss of Control

Upon loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any NCIs and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in the consolidated income statement. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently, depending on the level of influence retained, it is accounted for as an equity accounted investee or as an investment measured at fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”) under IFRS 9.

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

However, foreign currency differences arising from the translation of the following items are recognized in OCI:

•	certain debt instruments classified as measured at FVTOCI;
•	certain equity instruments where the Company had made an irrevocable election to present in OCI subsequent changes in the fair value;
•	a financial liability designated as a hedge of the net investment in a foreign operation, to the extent that the hedge is effective; and
•	qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

Foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognized in OCI and presented within equity as foreign currency translation reserve (“FCTR”).

In case of foreign operations whose functional currency is different from the parent company’s functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in OCI and presented within equity as part of FCTR. When a foreign operation is disposed of, in part or in full, such that control, significant influence or joint control is lost, the relevant amount in the FCTR is reclassified to the consolidated income statement.

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

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognized at fair value. The Company’s trade receivables do not contain any significant financing component and hence are measured at the transaction price measured under IFRS 15, “Revenue from Contracts with Customers”.

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

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in the OCI. However, the Company recognizes interest income, impairment losses and reversals and foreign exchange gain or loss in the consolidated income statement. On de-recognition of the asset, cumulative gain or loss previously recognized in OCI is reclassified to the consolidated income statement. Interest earned while holding a FVTOCI debt instrument is reported as interest income using the effective interest rate method.

Debt instrument at FVTPL

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL.

In addition, the Company may elect to designate a debt instrument, which otherwise meets amortized cost or FVTOCI criteria, as FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as an “accounting mismatch”).

Debt instruments included within the FVTPL category are measured at fair value with all changes recognized in the consolidated income statement.

Equity investments

All equity investments within the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies, are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in OCI subsequent changes in the fair value. The Company makes such election on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

c. Financial instruments (continued)

However, on sale the Company may transfer the cumulative gain or loss within equity. Equity investments designated as FVTOCI are not subject to impairment assessment.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognized in the consolidated income statement.

De-recognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

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

Impairment of trade receivables and other financial assets

In accordance with IFRS 9, the Company applies the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on trade receivables or any contractual right to receive cash or another financial asset.

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

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

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

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated income statement.

Financial liabilities designated upon initial recognition at FVTPL are designated as such at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognized in OCI. These gains or losses are not subsequently transferred to the consolidated income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

c. Financial instruments (continued)

However, the Company may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognized in the consolidated income statement. The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated income statement over the period of the borrowings using the effective interest method.

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

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, South African rands, Mexican pesos, Ukrainian hryvnias and Brazilian reals.

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

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI, remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in the consolidated income statement.

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

d. Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition of a subsidiary is comprised of:

•	fair values of the assets transferred;
•	liabilities incurred to the former owners of the acquired business;
•	equity interests issued by the Company;
•	fair value of any asset or liability resulting from a contingent consideration arrangement; and
•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition related costs are expensed as incurred.

The excess of the sum of:

•	the consideration transferred,
•	the amount of any non-controlling interest in the acquired entity, and
•	the acquisition date fair value of any previous equity interest in the acquired entity,

over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the consolidated income statement as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Amounts classified as a financial liability are subsequently re-measured to fair value, with changes in fair value recognized in the consolidated income statement. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognized in the consolidated income statement.

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

Other intangible assets	Other intangible assets that are acquired by the Company and that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
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

The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the consolidated income statement as incurred. As of March 31, 2021, none of the development expenditure amounts has met the aforesaid recognition criteria.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

f. Goodwill and other intangible assets (continued)

Separate acquisition of intangible assets	Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalized. The Company’s criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of IAS 38, “Intangible Assets”. (i.e., the receipt of economic benefits embodied in each intangible asset separately purchased or licensed in the transaction is considered to be probable).
In-Process Research and Development assets	Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development (“IPR&D”) assets. IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated income statement under “Impairment of non-current assets”.
Subsequent expenditure
Other intangible assets	Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in the consolidated income statement as incurred.
IPR&D assets

Subsequent expenditure on an IPR&D project acquired separately or in a business combination and recognized as an intangible asset is:

•    recognized as an expense when incurred, if it is a research expenditure;

•    recognized as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of IAS 38; and

•    added to the carrying amount of the acquired IPR&D project, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of IAS 38.

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

The estimated useful lives are as follows:

Product related intangibles	3 – 20 years
Other intangibles	3 - 15 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognized immediately in the consolidated income statement under “Impairment of non-current assets”.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

g. Leases (continued)

Lease liabilities include the net present value of the following lease payments to be made over the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the Company under residual value guarantees;
•	the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Company, then the lessee’s incremental borrowing rate is used. Such borrowing rate is calculated as the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. The Company’s lease liabilities are included in borrowings.

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

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated income statement. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

The right-of-use assets are initially recognized on the statement of financial position at cost, which is calculated as the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

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

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company’s statement of financial position. Payments made under operating leases are recognized in the consolidated income statement on a straight-line basis over the term of the lease.

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

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill that forms part of the carrying amount of an investment in a joint venture is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in a joint venture is tested for impairment as a single asset when there is objective evidence that the investment in a joint venture may be impaired.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Significant accounting policies (continued)

j. Employee benefits (continued)

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market interest rates on government bonds are used. The current service cost of the defined benefit plan, recognized in the consolidated income statement, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognized immediately in the consolidated income statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in the consolidated income statement. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise.

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

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognized as an expense in the consolidated income statement, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and performance conditions at the vesting date. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognized in connection with share-based payment transaction is presented as a separate component in equity under “share-based payment reserve”. The amount recognized as an expense is adjusted to reflect the actual number of stock options that vest.

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

k. Provisions (continued)

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

Refund Liability

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company’s estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company’s historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company’s business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company’s competitors. At the time of recognizing the refund liability, the Company also recognizes an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods.

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

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related deferred tax asset will be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that the future taxable profits will allow the deferred tax assets to be recovered.

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

Current and deferred tax is recognized in the consolidated income statement, except to the extent that it relates to items recognized in OCI or directly in equity. In this case, the tax is also recognized in OCI or directly in equity, respectively.

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

q. Government grants and incentives

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

s. Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

t. Non-currents assets held for sale

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance costs and income tax expense. The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Property, plant and equipment are not depreciated or amortized once classified as held for sale. Assets classified as held for sale are presented separately as current items in the statement of financial position.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the Management, based on market knowledge, reputation, independence and whether professional standards are maintained.

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

(viii) Contingent consideration

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13, “Fair Value Measurement” refers to as Level 3 inputs.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director was previously the CODM of the Company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer (“CEO”) assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is currently the CODM of the Company.

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

Segment information:	For the Year Ended March 31,
Reportable segments	Global Generics						PSAI						Proprietary Products
	2021		2020		2019		2021		2020		2019		2021		2020		2019
Revenues(1)	Rs.	154,404	Rs.	138,123	Rs.	122,903	Rs.	31,982	Rs.	25,747	Rs.	24,140	Rs.	523	Rs.	7,949	Rs.	4,750
Gross profit	Rs.	91,111	Rs.	78,449	Rs.	71,924	Rs.	9,426	Rs.	6,190	Rs.	6,128	Rs.	482	Rs.	7,744	Rs.	4,182
Selling, general and administrative expenses
Research and development expenses
Impairment of non-current assets
Other income, net
Results from operating activities
Finance income, net
Share of profit of equity accounted investees, net of tax
Profit before tax
Tax expense/(benefit), net
Profit for the year

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Segment reporting (continued)

[Continued from above table, first column repeated]

Segment information:	For the Year Ended March 31,
Reportable segments	Others						Total
	2021		2020		2019		2021		2020		2019
Revenues(1)	Rs.	2,813	Rs.	2,781	Rs.	2,058	Rs.	189,722	Rs.	174,600	Rs.	153,851
Gross profit	Rs.	2,058	Rs.	1,626	Rs.	1,196	Rs.	103,077	Rs.	94,009	Rs.	83,430
Selling, general and administrative expenses								54,650		50,129		48,680
Research and development expenses								16,541		15,410		15,607
Impairment of non-current assets								8,588		16,767		210
Other income, net								(982)		(4,290)		(1,955)
Results from operating activities							Rs.	24,280	Rs.	15,993	Rs.	20,888
Finance income, net								1,653		1,478		1,117
Share of profit of equity accounted investees, net of tax								480		561		438
Profit before tax							Rs.	26,413	Rs.	18,032	Rs.	22,443
Tax expense/(benefit), net								9,175		(1,466)		3,648
Profit for the year							Rs.	17,238	Rs.	19,498	Rs.	18,795

(1)	Revenues for the year ended March 31, 2021 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.6,905 (as compared to Rs.5,910 and Rs.5,785 for the years ended March 31, 2020 and 2019, respectively).

Analysis of revenues within the Global Generics segment:

An analysis of revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2021		2020		2019
Nervous System	Rs.	29,040	Rs.	26,825	Rs.	19,726
Gastrointestinal		21,132		19,394		19,250
Oncology		16,842		18,245		18,357
Cardiovascular		15,460		14,729		15,106
Pain Management		15,531		13,808		13,806
Anti-Infective		12,906		9,402		7,073
Respiratory		11,089		10,433		8,130
Others		32,404		25,287		21,455
Total	Rs.	154,404	Rs.	138,123	Rs.	122,903

Analysis of revenues within the PSAI segment:

An analysis of revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2021		2020		2019
Cardiovascular	Rs.	9,834	Rs.	8,567	Rs.	7,019
Pain Management		4,657		5,073		3,364
Anti-Infective		4,126		2,264		1,247
Nervous System		2,704		2,797		2,741
Oncology		2,385		1,798		2,212
Dermatology		768		1,370		1,622
Others		7,508		3,878		5,935
Total	Rs.	31,982	Rs.	25,747	Rs.	24,140

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2021		2020		2019
India	Rs.	36,252	Rs.	32,089	Rs.	28,804
United States		76,702		76,028		69,299
Russia		15,816		16,900		15,299
Others(1)		60,952		49,583		40,449
	Rs.	189,722	Rs.	174,600	Rs.	153,851

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

Analysis of assets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2021		2020
India	Rs.	75,284	Rs.	55,083
Switzerland		11,661		18,204
United States		7,627		7,065
Germany		1,087		1,435
Others		5,109		5,010
	Rs.	100,768	Rs.	86,797

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2021		2020
India	Rs.	27,882	Rs.	5,519
Switzerland		3,760		1,025
United States		2,158		241
Others		1,031		688
	Rs.	34,831	Rs.	7,473

Analysis of depreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2021		2020		2019
Global Generics	Rs.	3,435	Rs.	3,666	Rs.	3,791
PSAI		2,578		2,804		2,906
Proprietary Products		-		-		-
Others		48		71		71
	Rs.	6,061	Rs.	6,541	Rs.	6,768

Information about major customers

Revenues from two customers of the Company's Global Generics segment were Rs.19,341 and Rs.9,867, representing approximately 10% and 5%, respectively, of the Company’s total revenues for the year ended March 31, 2021.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

6. Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company entered into a Business Transfer Agreement (“BTA”) with Wockhardt Limited (“Wockhardt”) to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of Rs.18,500.

The business consists of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio was to be transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the “Business Undertaking”). The transaction involved 2,051 employees engaged in operations of the acquired Business Undertaking.

As of March 31, 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for in the year ended March 31, 2020.

Due to the COVID-19 pandemic and the consequent government restrictions, there was a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Accordingly, through an amendment to the BTA, the Company and Wockhardt agreed that the consideration would be up to Rs.18,500, to be paid as per the following terms:

a)	an amount of Rs.14,830 to be paid on the date of closing;
b)	an amount of Rs.670 to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;
c)	an amount of Rs.3,000 (the “Holdback Amount”) which shall be released as follows:
•	If the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeds Rs.4,800, the Company will be required to pay to Wockhardt an amount equal to two (2) times the amount by which the revenue exceeds Rs.4,800, subject to the maximum of the Holdback Amount.

The acquisition is in line with the Company's strategic focus on India and has paved a path for accelerated growth and leadership in the domestic Indian market. The Company believes that the acquired Business Undertaking offers to strengthen the Company’s pharmaceutical portfolio and products in the Indian market.

The transaction was completed on June 10, 2020.

The Company has accounted for the transaction under IFRS 3.

As of June 30, 2020, the purchase price allocation was preliminary.

During the three months ended September 30, 2020, the Company completed the purchase price allocation. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	Rs.	14,990
Payment through Escrow account		564
Contingent consideration (Holdback Amount)		561
Total consideration	Rs.	16,115
Assets acquired
Goodwill	Rs.	530
Property, plant and equipment		373
Product related intangibles		14,888
Inventories		466
Other assets		245
Liabilities assumed
Employee benefits (Gratuity-Rs.70 and Compensated absences- Rs.75)		(145)
Refund liability		(242)
Total net assets	Rs.	16,115

The total goodwill of Rs.530 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired and has been assigned to the Company’s Global Generics segment. The entire amount of goodwill is not deductible for tax purposes.

Acquisition related costs amounted to Rs.60 and were excluded from the consideration transferred and were recognized as expense under “Selling, general and administrative expenses” in the consolidated income statements for the year ended March 31, 2021.

The fair value of the contingent consideration of Rs.561 was estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 refers to as Level 3 inputs. The significant unobservable inputs in the valuation is the estimated sales forecast. During the three months ended March 31, 2021, the Company, after taking into account the revenue of the products until twelve months post-closing (June 9, 2021), re-measured the contingent consideration to Rs.420.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

6. Business Transfer Agreement with Wockhardt Limited (continued)

The amount of revenue included in the consolidated income statements for the year ended March 31, 2021 pertaining to the acquired business since June 10, 2020 is Rs.3,887. The acquired business has been integrated into the Company’s existing activities and it is not practicable to identify the impact on the Company profit in the year.

7. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2021		2020
Cash on hand	Rs.	1	Rs.	2
Balances with banks		14,324		1,807
Term deposits with banks (original maturities less than 3 months)		504		244
Cash and cash equivalents in the statements of financial position	Rs.	14,829	Rs.	2,053
Bank overdrafts used for cash management purposes		9		91
Cash and cash equivalents in the statements of cash flow	Rs.	14,820	Rs.	1,962
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	106	Rs.	111
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 6 for details)		40		-
Other restricted cash balances		82		15

8. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, market linked debentures, commercial paper, limited liability partnership firm and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of March 31, 2021 and 2020 are as follows:

	As of March 31, 2021						As of March 31, 2020
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)
Current portion
In units of mutual funds	Rs.	13,197	Rs.	66	Rs.	13,263	Rs.	13,686	Rs.	146	Rs.	13,832
In bonds		522		-		522		1,851		-		1,851
In commercial paper		-		-		-		967		-		967
In market linked debentures		-		-		-		2,000		(7)		1,993
Term deposits with banks		5,959		-		5,959		5,044		-		5,044
	Rs.	19,678	Rs.	66	Rs.	19,744	Rs.	23,548	Rs.	139	Rs.	23,687
Non-current portion
In equity securities(1)	Rs.	2,701	Rs.	1,832	Rs.	4,533	Rs.	2,701	Rs.	(2,397)	Rs.	304
In limited liability partnership firm		400		-		400		-		-		-
Others		25		-		25		24		-		24
	Rs.	3,126	Rs.	1,832	Rs.	4,958	Rs.	2,725	Rs.	(2,397)	Rs.	328

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 34 of these consolidated financial statements for further details.

(2)	Interest accrued but not due on bonds and debentures, commercial paper and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits and others	Amortized cost
Investments in market linked debentures	Fair value through other comprehensive income
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firm	Fair value through profit and loss

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

9. Trade and other receivables

	As of March 31,
	2021		2020
Current
Trade and other receivables, gross	Rs.	50,937	Rs.	51,480
Less: Allowance for credit losses		(1,296)		(1,202)
Trade and other receivables, net	Rs.	49,641	Rs.	50,278
Non-current
Trade and other receivables, gross(1)	Rs.	118	Rs.	1,737
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	118	Rs.	1,737

(1)	Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

Pursuant to an arrangement with a bank, the Company sells to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer, including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables sold are generally lower than the total net amount of trade receivables. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same are derecognized in the statements of financial position. As on March 31, 2021 and March 31, 2020, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.9,254 and Rs.9,049, respectively.

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

The details of changes in allowance for credit losses during the years ended March 31, 2021 and 2020, are as follows:

	For the Year Ended March 31,
	2021		2020
Balance at the beginning of the year	Rs.	1,202	Rs.	1,172
Provision made during the year, net of reversals		176		154
Trade and other receivables written off & exchange differences		(82)		(124)
Balance at the end of the year	Rs.	1,296	Rs.	1,202

10. Inventories

Inventories consist of the following:

	As of March 31,
	2021		2020
Raw materials	Rs.	12,287	Rs.	10,594
Work-in-progress		10,009		6,806
Finished goods (includes stock-in-trade)		19,829		15,126
Packing materials, stores and spares		3,287		2,540
	Rs.	45,412	Rs.	35,066

Details of inventories recognized in the consolidated income statement are as follows:

	For the Year Ended March 31,
	2021		2020		2019
Raw materials, consumables and changes in finished goods and work in progress	Rs.	58,268	Rs.	51,892	Rs.	40,932
Inventory write-downs(1)		2,521		3,652		4,016

(1)	Following the Company’s decision to voluntarily recall all of its ranitidine medications sold in United States, due to confirmed contamination with N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA, the Company recognized Rs.373 as inventory write downs of ranitidine during the year ended March 31, 2020. Furthermore, an amount of Rs.239 was recognized (as a reduction from revenue) as a provision for refund liabilities arising out of the Company’s recall decision.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

11. Other assets

	As of March 31,
	2021		2020
Current
Balances and receivables from statutory authorities(1)	Rs.	7,227	Rs.	4,445
Export benefits receivable(2)		2,070		2,652
Prepaid expenses		1,141		950
Others(3)		4,071		5,755
	Rs.	14,509	Rs.	13,802
Non-current
Security deposits	Rs.	666	Rs.	613
Others		168		231
	Rs.	834	Rs.	844

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), excise duty and value added tax, and from customs authorities of India.
(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.
(3)	Others primarily includes advances given to vendors and employees, security deposits, interest accrued but not due on investments, and claims receivable.

12. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2019	Rs.	4,192	Rs.	23,106	Rs.	70,940	Rs.	5,717	Rs.	775	Rs.	104,730
Recognition of right-of-use asset on initial application of IFRS 16		-		723		2		28		400		1,153
Adjusted balance as of April 1, 2019	Rs.	4,192	Rs.	23,829	Rs.	70,942	Rs.	5,745	Rs.	1,175	Rs.	105,883
Additions		4		997		4,278		497		295		6,071
Disposals		-		(55)		(706)		(253)		(179)		(1,193)
Effect of changes in foreign exchange rates		(73)		185		353		(24)		(80)		361
Balance as of March 31, 2020	Rs.	4,123	Rs.	24,956	Rs.	74,867	Rs.	5,965	Rs.	1,211	Rs.	111,122

Balance as of April 1, 2020	Rs.	4,123	Rs.	24,956	Rs.	74,867	Rs.	5,965	Rs.	1,211	Rs.	111,122
Additions		13		2,720		4,544		437		220		7,934
Assets acquired through business combinations(1)		84		113		165		11		-		373
Disposals		-		(35)		(852)		(134)		(182)		(1,203)
Assets held for sale		(18)		(245)		(334)		(58)		-		(655)
Effect of changes in foreign exchange rates		26		11		244		31		8		320
Balance as of March 31, 2021	Rs.	4,228	Rs.	27,520	Rs.	78,634	Rs.	6,252	Rs.	1,257	Rs.	117,891

Accumulated Depreciation
Balance as of April 1, 2019	Rs.	-	Rs.	6,873	Rs.	43,642	Rs.	4,603	Rs.	442	Rs.	55,560
Depreciation for the year		-		1,306		6,404		562		368		8,640
Impairment		-		-		-		-		-		-
Disposals		-		(36)		(667)		(251)		(158)		(1,112)
Effect of changes in foreign exchange rates		-		65		223		(11)		(54)		223
Balance as of March 31, 2020	Rs.	-	Rs.	8,208	Rs.	49,602	Rs.	4,903	Rs.	598	Rs.	63,311

Balance as of April 1, 2020	Rs.	-	Rs.	8,208	Rs.	49,602	Rs.	4,903	Rs.	598	Rs.	63,311
Depreciation for the year		-		1,697		5,935		554		341		8,527
Impairment		4		32		9		1		-		46
Disposals		-		(29)		(773)		(125)		(136)		(1,063)
Assets held for sale		(4)		(140)		(306)		(54)		-		(504)
Effect of changes in foreign exchange rates		-		22		194		24		1		241
Balance as of March 31, 2021	Rs.	-	Rs.	9,790	Rs.	54,661	Rs.	5,303	Rs.	804	Rs.	70,558

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

12. Property, plant and equipment (continued)

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Net carrying value
As of April 1, 2019	Rs.	4,192	Rs.	16,233	Rs.	27,298	Rs.	1,114	Rs.	333	Rs.	49,170
As of March 31, 2020	Rs.	4,123	Rs.	16,748	Rs.	25,265	Rs.	1,062	Rs.	613	Rs.	47,811
Add: Capital-work-in-progress											Rs.	4,521
Total as of March 31, 2020											Rs.	52,332
As of March 31, 2021	Rs.	4,228	Rs.	17,730	Rs.	23,973	Rs.	949	Rs.	453	Rs.	47,333
Add: Capital-work-in-progress											Rs.	9,778
Total as of March 31, 2021											Rs.	57,111

(1)	Refer to Note 6 of these consolidated financial statements for further details.

Leases

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognized and the movements during the year included in the above property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2019	Rs.	73	Rs.	840	Rs.	12	Rs.	-	Rs.	37	Rs.	962
Recognition of right-of-use asset on initial application of IFRS 16		-		723		2		28		400		1,153
Adjusted balance as of April 1, 2019	Rs.	73	Rs.	1,563	Rs.	14	Rs.	28	Rs.	437	Rs.	2,115
Additions		-		87		3		17		146		253
Disposals		-		(1)		-		-		(56)		(57)
Effect of changes in foreign exchange rates		5		39		1		-		3		48
Balance as of March 31, 2020	Rs.	78	Rs.	1,688	Rs.	18	Rs.	45	Rs.	530	Rs.	2,359

Balance as of April 1, 2020	Rs.	78	Rs.	1,688	Rs.	18	Rs.	45	Rs.	530	Rs.	2,359
Additions(1)		-		2,212		-		7		194		2,413
Disposals		-		-		-		(1)		(120)		(121)
Effect of changes in foreign exchange rates		3		(14)		-		-		-		(11)
Balance as of March 31, 2021	Rs.	81	Rs.	3,886	Rs.	18	Rs.	51	Rs.	604	Rs.	4,640

Accumulated Depreciation
Balance as of April 1, 2019	Rs.	-	Rs.	454	Rs.	12	Rs.	-	Rs.	33	Rs.	499
Depreciation for the year		-		267		1		13		210		491
Disposals		-		(1)		-		-		(41)		(42)
Effect of changes in foreign exchange rates		-		24		1		-		(3)		22
Balance as of March 31, 2020	Rs.	-	Rs.	744	Rs.	14	Rs.	13	Rs.	199	Rs.	970

Balance as of April 1, 2020	Rs.	-	Rs.	744	Rs.	14	Rs.	13	Rs.	199	Rs.	970
Depreciation for the year		-		616		1		12		202		831
Disposals		-		-		-		-		(78)		(78)
Effect of changes in foreign exchange rates		-		(25)		-		-		(2)		(27)
Balance as of March 31, 2021	Rs.	-	Rs.	1,335	Rs.	15	Rs.	25	Rs.	321	Rs.	1,696

Net carrying value
As of March 31, 2020	Rs.	78	Rs.	944	Rs.	4	Rs.	32	Rs.	331	Rs.	1,389
As of March 31, 2021	Rs.	81	Rs.	2,551	Rs.	3	Rs.	26	Rs.	283	Rs.	2,944

(1)	Additions for the year ended March 31, 2021 include recognition of a right-of-use asset of Rs.1,852 relating to a warehousing services agreement in the United States.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

12. Property, plant and equipment (continued)

The following are the amounts recognized in income statement:

	For the Year Ended March 31,
	2021		2020
Depreciation expense of right-of-use assets	Rs.	831	Rs.	491
Interest expense on lease liabilities		227		230

The Company had total cash outflows for leases of Rs.1,252 and Rs.972 during the years ended March 31, 2021 and 2020, respectively. The maturity analysis of lease liabilities are disclosed in Note 17 of these consolidated financial statements.

Capital commitments

As of March 31, 2021 and 2020, the Company was committed to spend Rs.9,841 and Rs.4,888, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2021 and 2020, the Company capitalized interest cost of Rs.149 and Rs.52, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2021 and 2020 was approximately 4.25% and 4.22%, respectively.

13. Goodwill

Goodwill arising upon business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2021 and 2020:

	As of March 31,
	2021		2020
Opening balance, gross	Rs.	20,278	Rs.	20,176
Goodwill arising on business combinations(1)		530		-
Effect of translation adjustments		44		102
Impairment loss(2)		(16,284)		(16,284)
Closing balance	Rs.	4,568	Rs.	3,994

(1)	Refer to Note 6 of these consolidated financial statements for further details.

(2)	The impairment loss of Rs.16,284 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company’s operating segment.

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

	As of March 31,
	2021		2020
PSAI-Active Pharmaceutical Operations	Rs.	997	Rs.	997
Global Generics-Complex Injectables		1,421		1,372
Global Generics-North America Operations		1,015		1,021
Global Generics-Branded Formulations		1,021		491
Others		114		113
	Rs.	4,568	Rs.	3,994

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a)	Estimated cash flows for five years, based on management’s projections.
b)	A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0- 2%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Goodwill (continued)

c)	The after tax discount rates used are based on the Company’s weighted average cost of capital.
d)	The after tax discount rates used range from 7.6% to 10.5% for various cash generating units. The pre-tax discount rates range from 9.1% to 15.7%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

14. Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Product related intangibles		Others		Total
Gross carrying value
Balance as of April 1, 2019	Rs.	81,971	Rs.	3,600	Rs.	85,571
Additions		1,641		165		1,806
Disposals/De-recognitions		(814)		(1)		(815)
Effect of changes in foreign exchange rates		4,532		2		4,534
Balance as of March 31, 2020	Rs.	87,330	Rs.	3,766	Rs.	91,096

Balance as of April 1, 2020	Rs.	87,330	Rs.	3,766	Rs.	91,096
Additions(1)		6,107		304		6,411
Assets acquired through business combinations(2)		14,888		-		14,888
Disposals/De-recognitions		(192)		-		(192)
Effect of changes in foreign exchange rates		(900)		-		(900)
Balance as of March 31, 2021	Rs.	107,233	Rs.	4,070	Rs.	111,303

Amortization/impairment loss
Balance as of April 1, 2019	Rs.	39,577	Rs.	1,627	Rs.	41,204
Amortization for the year		3,554		278		3,832
Impairment loss		16,757		-		16,757
Disposals/De-recognitions		(749)		(1)		(750)
Effect of changes in foreign exchange rates		2,392		2		2,394
Balance as of March 31, 2020	Rs.	61,531	Rs.	1,906	Rs.	63,437

Balance as of April 1, 2020	Rs.	61,531	Rs.	1,906	Rs.	63,437
Amortization for the year		3,972		297		4,269
Impairment loss		8,542		-		8,542
Disposals/De-recognitions		(192)		-		(192)
Effect of changes in foreign exchange rates		(401)		-		(401)
Balance as of March 31, 2021	Rs.	73,452	Rs.	2,203	Rs.	75,655

Net carrying value
As of April 1, 2019	Rs.	42,394	Rs.	1,973	Rs.	44,367
As of March 31, 2020	Rs.	25,799	Rs.	1,860	Rs.	27,659
As of March 31, 2021	Rs.	33,781	Rs.	1,867	Rs.	35,648

(1)	The Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire marketing authorizations and other rights of select brands in four “Emerging Markets” countries. The acquired brands represent two products, (a) a mometasone mono product and (b) a combination of mometasone with azelastine, and are indicated for the treatment of seasonal and perennial allergic rhinitis. The total consideration paid was Rs.1,516. Following the principles of IAS 38, the Company recognized the acquired brands at their acquisition cost. The acquisition pertains to the Company’s Global Generics segment.
(2)	Refer to Note 6 of these consolidated financial statements for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

14. Other intangible assets (continued)

In-process research and development assets (“IPR&D”)

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

	As of March 31,
	2021		2020
Opening balance	Rs.	10,987	Rs.	24,610
Add: Additions during the year(1)		3,557		950
Less: Capitalizations during the year(2)		-		(2,530)
Less: Impairments during the year		(8,099)		(13,379)
Effect of changes in exchange rates		(332)		1,336
Closing balance	Rs.	6,113	Rs.	10,987

(1)	During the year ended March 31, 2021, the additions include Rs.3,291 representing the expenditure for purchase of intellectual property rights relating to Xeglyze® forming part of the Company’s Proprietary Products segment.

During the year ended March 31, 2020, the Company acquired a portfolio of approved, non-marketed Abbreviated New Drug Applications (“ANDAs”) in the United States from Teva for a total consideration of Rs.277. The Company recognized these ANDAs acquired as product related intangibles.

(2)	During the year ended March 31, 2020, the product ramelteon was available for use and are subject to amortization. Accordingly, the Company reclassified the amount from IPR&D to product related intangibles.

Interest capitalization

During the years ended March 31, 2021 and 2020, the Company capitalized interest cost of Rs.266 and Rs.674, respectively, with respect to certain qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2021 and 2020 ranged from 3.95% to 4.74% and from 2.04% to 4.60% respectively.

Impairment losses recorded for the year ended March 31, 2021

Total impairment charges for the year ended March 31, 2021 were Rs.8,542 which were recorded in impairment of non-current assets in the consolidated income statement, of which Rs.3,180 was attributable to impairment of gNuvaring, Rs.3,291 was attributable to impairment of Xeglyze® and the balance of Rs.2,071 was attributable to other product related intangibles.

Impairment of gNuvaring

During the year ended March 31, 2021, there were significant changes to the generics market for Ethinyl estradiol/Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016. The changes include the launch by a competitor of a generic version of the product in January 2021. Due to these adverse market developments, the Company tested the carrying value of this product at the product cash generating unit (“CGU”) level, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount was determined by reference to the product’s value-in-use or fair value less costs to sell, whichever is higher. This resulted in the value-in-use being the recoverable value of the product. Accordingly, the Company recorded an impairment loss of Rs.3,180 for the year ended March 31, 2021. This impairment loss pertained to the Company’s Global Generics segment. With this impairment, the carrying value of the asset has been reduced to Rs.Nil.

Impairment of Xeglyze®

Consequent to the decline in the market potential of the product Xeglyze® forming part of the Company's Proprietary Products segment, the Company recorded an amount of Rs.3,291 as impairment loss for the year ended March 31, 2021.

Other intangible assets

With respect to the saxagliptin/metformin (generic version of Kombiglyze®-XR) and phentermine and topiramate (generic version of Qsymia®), two of the 8 ANDAs acquired from Teva in June 2016, there has been a significant decrease in the market potential of these products, primarily due to higher than expected value erosion. Accordingly, the Company assessed the recoverable amount by revisiting market volume, share and price assumptions for these two products and recorded an amount of Rs.1,587 as impairment loss for the year ended March 31, 2021. This impairment loss pertained to the Company’s Global Generics segment.

In view of the specific triggers occurring in the year with respect to some other product related intangible assets forming part of the Company's Global Generics segment, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company recorded an amount of Rs.484 as impairment loss for the year ended March 31, 2021.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

14. Other intangible assets (continued)

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

Impairment losses recorded for the year ended March 31, 2020

Total impairment charges for the year ended March 31, 2020 were Rs.16,757 which were recorded in impairment of non-current assets in the consolidated income statement, of which Rs.11,137 was attributable to impairment of gNuvaring and the balance of Rs.5,620 was attributable to other product related intangibles.

Impairment of gNuvaring

During the year ended March 31, 2020, there were significant changes to the generics market for Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016. The changes include the launches by competitors of both generic and authorized generic versions of the product in December 2019. Due to these adverse market developments, as at December 31, 2019, the Company tested the carrying value of this product at the product cash generating unit (“CGU”) level, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount was determined by reference to the product’s value-in-use or fair value less costs to sell, whichever is higher. This resulted in the value-in-use being the recoverable value of the product. Accordingly, the Company recorded an impairment loss of Rs.11,137 for the year ended March 31, 2020. This impairment loss pertained to the Company’s Global Generics segment. The carrying value of the asset after the impairment was Rs.3,269.

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

Other intangible assets

In June 2019, the Company launched tobramycin inhalation solution, USP, a therapeutic equivalent generic version of TOBI® (tobramycin) Inhalation Solution, and in July 2019 the Company launched ramelteon tablets, 8 mg, a therapeutically equivalent generic version of Rozerem® (ramelteon, 8 mg) Tablets. Subsequent to their respective launches, both products experienced adverse market conditions, such as increased competition and reduced selling prices by competitors. As a result, the performance of the products was significantly lower than the Company’s prior estimates. Furthermore, the Company decided to drop the launch of its planned imiquimod cream product. Accordingly, the Company assessed the recoverable amount of intangible assets associated with these three products, and recognized an impairment loss of Rs.4,385 for the year ended March 31, 2020. These impairment losses pertained to the Company’s Global Generics segment.

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

Impairment losses recorded for the year ended March 31, 2019

As a result of the Company’s decision to discontinue a few products pertaining to its Global Generics segment, product related intangibles of Rs.116 was recorded as impairment loss for the year ended March 31, 2019 in the consolidated income statement.

Consequent to the materiality of the amount involved, these impairment amounts have been disclosed separately in the consolidated income statements.

Significant separately acquired intangible assets

Details of significant separately acquired intangible assets as of March 31, 2021 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.	14,241
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		4,568
Intellectual property rights relating to PPC-06 (tepilamide fumarate)	Xenoport, Inc.		4,036
Various ANDAs	Teva and an affiliate of Allergan		4,000
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,840
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,487
Habitrol® brand	Novartis Consumer Health Inc.		1,181

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

15. Investment in equity accounted investees

	As of March 31,
	2021		2020
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China	Rs.	3,307	Rs.	2,714
Equity shares held in DRES Energy Private Limited, India		68		49
	Rs.	3,375	Rs.	2,763

Details of the Company’s investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited:

Kunshan Rotam Reddy Pharmaceuticals Company Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2021 and 2020. Four directors of the Company are on the board of Reddy Kunshan, which consists of eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2021		2020		2019
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	8,778	Rs.	6,925	Rs.	6,195
Total non-current assets		892		732		374
Total assets	Rs.	9,670	Rs.	7,657	Rs.	6,569
Equity	Rs.	6,088	Rs.	4,931	Rs.	4,448
Total current liabilities		3,582		2,726		2,121
Total equity and liabilities	Rs.	9,670	Rs.	7,657	Rs.	6,569
Revenues	Rs.	9,017	Rs.	7,679	Rs.	7,436
Expenses		8,117		6,554		6,558
Profit for the year	Rs.	900	Rs.	1,125	Rs.	878
Company’s share of profits for the year	Rs.	461	Rs.	577	Rs.	449
Carrying value of the Company’s investment(1)	Rs.	3,307	Rs.	2,714	Rs.	2,464
Translation adjustment arising out of translation of foreign currency balances	Rs.	438	Rs.	306	Rs.	241

(1)	Includes Rs.181 representing the goodwill on acquisition of investment.

During the year ended March 31 2020, the Company recognized an amount of Rs.392, representing its share of dividend declared by the equity accounted investee, Reddy Kunshan. The amount of dividend is adjusted against the carrying amount of investment in the consolidated statement of financial position.

Details of the Company’s investment in DRES Energy Private Limited:

	As of/for the Year Ended March 31,
	2021		2020		2019
Carrying value of the Company’s investment	Rs.	68	Rs.	49	Rs.	65
Company’s share of profits for the year		19		(16)		(11)

16. Trade and other payables

Trade and other payables consist of the following:

	As of March 31,
	2021		2020
Trade payables	Rs.	12,696	Rs.	10,745
Due to creditors for expenses		5,413		4,503
Due to capital creditors		5,635		1,411
	Rs.	23,744	Rs.	16,659

For details regarding the Company’s exposure to currency and liquidity risks, see Note 32 of these consolidated financial statements under “Liquidity risk”.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

17. Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by parent company and certain of its subsidiaries in Russia, Brazil, Mexico, Ukraine, Switzerland, the United States and South Africa which are repayable within 6 to 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of March 31,
	2021		2020
Pre-shipment credit	Rs.	10,300	Rs.	10,432
Other working capital borrowings		12,836		6,009
	Rs.	23,136	Rs.	16,441

The interest rate profile of short-term borrowings from banks is given below:

	As of March 31,
	2021		2020
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	INR	3 Months T-bill + 30 bps	INR	1 Month T-bill + 60 bps
	INR	5.75%	-	-
	-	-	U.S.$	1 Month LIBOR + 12.5 to 16 bps
Other working capital borrowings	U.S.$	(2.2)% to (1.8)%	U.S.$	1Month/3 Months LIBOR + 55 to 78 bps
	RUB	3.00% to 3.40% and 5.55%	RUB	7.05%
	MXN	TIIE + 1.20%	MXN	TIIE + 1.25%
	INR	4.00%	INR	7.75%
	BRL	4.00%	BRL	7.25%
	UAH	4.75%	-	-
	-	-	ZAR	1Month JIBAR+120 bps

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia, “BRL” means Brazilian reals and “ZAR” means South African rand.
(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “JIBAR” means the Johannesburg Interbank Average Rate and “T-bill” means India Treasury Bill.

Long-term borrowings

Long-term borrowings consist of the following:

	As of March 31, 2021				As of March 31, 2020
	Non-current		Current		Non-current		Current
Foreign currency borrowing by the parent company	Rs.	-	Rs.	-	Rs.	-	Rs.	3,783
Non-convertible debentures by the APSL subsidiary(1)		3,800		-		-		-
Obligations under leases(2)		2,499		864		1,304		483
	Rs.	6,299	Rs.	864	Rs.	1,304	Rs.	4,266

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.
(2)	Additions for the year ended March 31, 2021 include right-of-use liability of Rs.1,878 relating to a warehousing services agreement in the United States.

During the year ended March 31, 2021, the APSL subsidiary issued non-convertible debentures for Rs.3,800. The aforesaid non-convertible debentures are repayable at par after 3 years following the date of issue.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of March 31, 2021 and 2020 were as follows:

	As of March 31,
	2021		2020
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Foreign currency borrowings	-	-	U.S.$	1 Month LIBOR + 82.7 bps
Non-convertible debentures	INR	6.77%	-	-

(1)	“U.S.$” means United States Dollars and “INR” means Indian rupees.
(2)	“LIBOR” means the London Inter-bank Offered Rate.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

17. Loans and borrowings (continued)

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2021 were as follows:

Maturing in the year ending March 31,	Non- convertible debentures		Obligations under leases		Total
2022	Rs.	-	Rs.	864	Rs.	864
2023		-		802		802
2024		3,800		745		4,545
2025		-		734		734
2026		-		118		118
Thereafter		-		100		100
	Rs.	3,800	Rs.	3,363	Rs.	7,163

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2020 were as follows:

Maturing in the year ending March 31,(1)	Foreign currency loan		Obligations under leases		Total
2021	Rs.	3,783	Rs.	483	Rs.	4,226
2022		-		359		359
2023		-		267		267
2024		-		249		249
2025		-		286		286
Thereafter		-		143		143
	Rs.	3,783	Rs.	1,787	Rs.	5,570

(1)	Long-term debt obligations disclosed in the above table do not reflect any netting of transaction costs.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.38,766 and Rs.39,374 as of March 31, 2021 and 2020, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2021:

Particulars	Long-term borrowings(1)		Short-term borrowings		Total
Opening balance	Rs.	5,570	Rs.	16,441	Rs.	22,011
Recognition of right-of-use liability during the year		2,393		-		2,393
Payment of principal portion of lease liabilities		(754)		-		(754)
Borrowings made during the year		3,800		44,469		48,269
Borrowings repaid during the year		(3,743)		(37,678)		(41,421)
Effect of changes in foreign exchange rates		(103)		(96)		(199)
Closing balance	Rs.	7,163	Rs.	23,136	Rs.	30,299

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2020:

Particulars	Long-term borrowing(1)		Short-term borrowings		Total
Opening balance	Rs.	26,256	Rs.	12,125	Rs.	38,381
Recognition of right-of-use liability on initial application of IFRS 16		1,335		-		1,335
Recognition of right-of-use liability during the year		238		-		238
Payment of principal portion of lease liabilities		(482)		-		(482)
Borrowings made during the year		-		29,831		29,831
Borrowings repaid during the year		(22,918)		(25,596)		(48,514)
Effect of changes in foreign exchange rates		1,051		81		1,132
Others		90		-		90
Closing balance	Rs.	5,570	Rs.	16,441	Rs.	22,011

(1)	Includes current portion.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Provisions

The details of changes in provisions during the year ended March 31, 2021 are as follows:

Particulars	Refund Liability(1)		Environmental liability(2)		Legal and others(3)		Total
Balance as at beginning of the year	Rs.	3,252	Rs.	54	Rs.	548	Rs.	3,854
Provision made during the year, net of reversals		2,934		-		63		2,997
Provision used during the year		(3,309)		-		-		(3,309)
Effect of changes in foreign exchange rates		(53)		4		-		(49)
Balance as at end of the year	Rs.	2,824	Rs.	58	Rs.	611	Rs.	3,493
Current	Rs.	2,824	Rs.	-	Rs.	611	Rs.	3,435
Non-current		-		58		-		58
	Rs.	2,824	Rs.	58	Rs.	611	Rs.	3,493

(1)	Refund liability is accounted for by recording a provision based on the Company’s estimate of expected sales returns. See Note 3(l) of these consolidated financial statements for the Company’s accounting policy on refund liability.

(2)	As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.58). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the consolidated statements of financial position.

(3)	Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer to Note 33 (Contingencies) of these consolidated financial statements under “Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority - Litigation relating to Cardiovascular and Anti-diabetic formulations” for further details.

19. Other liabilities

Other liabilities consist of the following:

	As of March 31,
	2021		2020
Current
Accrued expenses	Rs.	17,821	Rs.	18,025
Employee benefits payable		5,607		4,944
Statutory dues payable		2,968		980
Deferred revenue(1)		1,052		1,242
Advance from customers		981		668
Others		2,059		3,523
	Rs.	30,488	Rs.	29,382
Non-current
Deferred revenue(1)	Rs.	1,531	Rs.	1,956
Others		812		850
	Rs.	2,343	Rs.	2,806

(1)	Refer to Note 22 for details of deferred revenue.

20. Share Capital

	For the Year Ended March 31, 2021			For the Year Ended March 31, 2020
	Number	Amount		Number	Amount
Authorized share capital	240,000,000	Rs.	1,200	240,000,000	Rs.	1,200
Fully paid up share capital
Opening number of equity shares/share capital	166,172,082	Rs.	831	166,065,948	Rs.	830
Add: Equity shares issued pursuant to employee stock option plan(1)	129,149		1	106,134		1
Closing number of equity shares/share capital	166,301,231	Rs.	832	166,172,082	Rs.	831
Treasury shares(2)	575,201	Rs.	1,967	395,950	Rs.	1,006

(1)	During the years ended March 31, 2021 and 2020, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607 or Rs.2,814 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share based payment reserve”was transferred to“share premium” in the consolidated statements of changes in equity.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

20. Share Capital (continued)

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended March 31, 2021 and 2020, an aggregate of 85,250 and 1,150 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607 or Rs.2,814 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the consolidated statements of changes in equity.In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of March 31, 2021 and 2020, the ESOS Trust had outstanding 575,201 and 395,950 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,967 and Rs.1,006, respectively. Refer to Note 29 of these consolidated financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

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

Final dividends on equity shares (including dividend tax on distribution of such dividends, if any) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The details of dividends paid by the Company are as follows:

	For the Year Ended March 31,
	2021		2020		2019
Dividend per share (in absolute Rs.)	Rs.	25	Rs.	20	Rs.	20
Dividend distribution tax on the dividend paid		-		602		682
Dividend paid during the year		4,147		3,314		3,320

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 14, 2021, the Board proposed a dividend of Rs.25 per share and aggregating to Rs.4,158, which is subject to the approval of the Company’s shareholders.

21. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2021, 2020 and 2019 was based on the profit attributable to equity shareholders of the Company, being Rs.17,238, Rs.19,498 and Rs.18,795, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2021		2020		2019
Number of equity shares at the beginning of the year (excluding treasury shares)		165,776,132		165,847,972		165,910,907
Effect of treasury shares held during the year		(56,014)		(154,020)		(100,672)
Effect of equity shares issued on exercise of stock options		124,222		64,432		103,801
Weighted average number of equity shares – Basic		165,844,340		165,758,384		165,914,036
Earnings per share of par value Rs.5 – Basic	Rs.	103.94	Rs.	117.63	Rs.	113.28

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2021		2020		2019
Weighted average number of equity shares – Basic		165,844,340		165,758,384		165,914,036
Dilutive effect of stock options outstanding(1)		471,701		323,601		278,718
Weighted average number of equity shares – Diluted		166,316,041		166,081,985		166,192,754
Earnings per share of par value Rs.5 – Diluted	Rs.	103.65	Rs.	117.40	Rs.	113.09

(1)	As of March 31, 2021 and 2020, 235,460 and 475,575 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

	For the Year Ended March 31,
	2021		2020		2019
Sales	Rs.	184,202	Rs.	163,574	Rs.	148,706
Service income		4,105		2,409		2,129
License fees(1)(2)		1,415		8,617		3,016
	Rs.	189,722	Rs.	174,600	Rs.	153,851

(1)	During the year ended March 31, 2020, the Company entered into a definitive agreement with Upsher-Smith Laboratories, LLC for the sale of its U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg (formerly referred to as “DFN-02”), which formed part of its Proprietary Products segment. License fees includes an amount of Rs.7,486 towards the aforesaid sale transaction.

(2)	License fees for the year ended March 31, 2019 primarily includes out-licensing revenue of Rs.1,807 from Encore Dermatology Inc.

Analysis of revenues by segments:

	For the Year Ended March 31,
Segment	2021		2020		2019
Global Generics	Rs.	154,404	Rs.	138,123	Rs.	122,903
PSAI		31,982		25,747		24,140
Proprietary products		523		7,949		4,750
Others		2,813		2,781		2,058
	Rs.	189,722	Rs.	174,600	Rs.	153,851

Analysis of revenues within the Global Generics segment:

An analysis of revenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2021		2020		2019
Nervous System	Rs.	29,040	Rs.	26,825	Rs.	19,726
Gastrointestinal		21,132		19,394		19,250
Oncology		16,842		18,245		18,357
Cardiovascular		15,460		14,729		15,106
Pain Management		15,531		13,808		13,806
Anti-Infective		12,906		9,402		7,073
Respiratory		11,089		10,433		8,130
Others		32,404		25,287		21,455
Total	Rs.	154,404	Rs.	138,123	Rs.	122,903

Analysis of revenues within the PSAI segment:

An analysis of revenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2021		2020		2019
Cardiovascular	Rs.	9,834	Rs.	8,567	Rs.	7,019
Pain Management		4,657		5,073		3,364
Anti-Infective		4,126		2,264		1,247
Nervous System		2,704		2,797		2,741
Oncology		2,385		1,798		2,212
Dermatology		768		1,370		1,622
Others		7,508		3,878		5,935
Total	Rs.	31,982	Rs.	25,747	Rs.	24,140

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Revenue from contracts with customers and trade receivables (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2021		2020		2019
India	Rs.	36,252	Rs.	32,089	Rs.	28,804
United States		76,702		76,028		69,299
Russia		15,816		16,900		15,299
Others(1)		60,952		49,583		40,449
	Rs.	189,722	Rs.	174,600	Rs.	153,851

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

Information about major customers

Revenues from two customers of the Company's Global Generics segment were Rs.19,341 and Rs.9,867, representing approximately 10% and 5%, respectively, of the Company’s total revenues for the year ended March 31, 2021.

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

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2021 and 2020.

	For the Year Ended March 31,
	2021		2020
Balance as of April 1	Rs.	3,198	Rs.	2,592
Revenue recognized during the year		(1,089)		(1,250)
Milestone payment received during the year		474		1,856
Balance as of March 31	Rs.	2,583	Rs.	3,198
Current		1,052		1,242
Non-current		1,531		1,956

Details of significant gross to net adjustments relating to Company’s North America Generics business (amounts in U.S.$ millions)

A roll-forward for each major accrual for the Company’s North America Generics business for the fiscal years ended March 31, 2019, 2020 and 2021 is as follows:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability(3)
	(All values in U.S.$ millions)
Beginning Balance: April 1, 2018	170	161	12	28
Current provisions relating to sales during the year	1,415	461	18	29
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,457)	(530)	(19)	(27)
Ending Balance: March 31, 2019	128	92	11	30

Beginning Balance: April 1, 2019	128	92	11	30
Current provisions relating to sales during the year (1)	1,468	319	20	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,440)	(331)	(20)	(27)
Ending Balance: March 31, 2020	156	80	11	24

Beginning Balance: April 1, 2020	156	80	11	24
Current provisions relating to sales during the year (2)	1,702	245	21	15
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,656)	(247)	(19)	(20)
Ending Balance: March 31, 2021	202	78	13	19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Revenue from contracts with customers and trade receivables (continued)

*	Currently, the Company does not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.3 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, the Company does not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or refund liability.

(1)	Chargebacks provisions for the year ended March 31, 2020 were higher compared to the year ended March 31, 2019, primarily as a result of higher sales volumes, which were partially offset due to a lower pricing rates per unit for chargebacks. Such lower pricing was primarily on account of a reduction in the invoice price to wholesalers for certain of the Company’s products. The chargebacks payments for the year ended March 31, 2020 were lower compared to the year ended March 31, 2019, primarily as a result of higher pending chargebacks claims at March 31, 2020 as compared to March 31, 2019. The rebates provisions and the payments for the year ended March 31, 2020 were each lower as compared to the year ended March 31, 2019, primarily as a result of lower pricing rates per unit for rebates, due to a reduction in the invoice price to wholesalers for certain of the Company’s products, which were partially offset by higher sales volumes during the year ended March 31, 2020 as compared to the year ended March 31, 2019.

(2)	Chargebacks provisions and payments for the year ended March 31, 2021 were each higher as compared to the year ended March 31, 2020, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company’s products. The rebates provisions and payments for the year ended March 31, 2021 were each lower as compared to the year ended March 31, 2020, primarily as a result of lower pricing rates per unit for rebates, due to a reduction in the invoice price to wholesalers for certain of the Company’s products and also due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company’s products, which were partially off-set by higher sales volumes during the year ended March 31, 2021 as compared to the year ended March 31, 2020.

(3)	The Company’s overall refund liability as of March 31, 2021 relating to its North America Generics business was U.S.$19, as compared to a liability of U.S.$24 as of March 31, 2020. This decrease in the Company’s liability was primarily attributable to a lower refund liability allowance for the year ended March 31, 2021 as compared to the year ended March 31, 2020. Such allowance change was primarily due to certain product mix changes and recent trends in actual sales returns, together with the Company’s historical experience and also the price reduction for certain products resulting into lower refund liability to be carried.

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

Details of refund liabilities:

	For the Year Ended March 31,
	2021		2020
Balance at the beginning of the year	Rs.	3,252	Rs.	3,581
Provision made during the year, net of reversals		2,934		2,675
Provision used during the year		(3,309)		(3,224)
Effect of changes in foreign exchange rates		(53)		220
Balance at the closing of the year	Rs.	2,824	Rs.	3,252
Current	Rs.	2,824	Rs.	3,252
Non-current		-		-

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

As of March 31, 2021 and 2020, the Company had Rs.37 and Rs.23, respectively, as contract assets representing the right to returned goods.

Details of contract liabilities

	As of March 31,
	2021		2020
Advance from customers	Rs.	981	Rs.	668
	Rs.	981	Rs.	668

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

23. Other income, net

Other income, net consists of the following:

	For the Year Ended March 31,
	2021		2020		2019
Loss/(gain) on sale/disposal of non-current assets, net(1)	Rs.	42	Rs.	10	Rs.	(1,264)
Sale of spent chemicals		(270)		(306)		(356)
Scrap sales		(142)		(167)		(179)
Miscellaneous income, net(2)		(612)		(3,827)		(156)
	Rs.	(982)	Rs.	(4,290)	Rs.	(1,955)

(1)	Gain on disposal of assets for the year ended March 31, 2019 includes:
a)	an amount of Rs.582 representing the profit on sale of intangible assets forming part of the Company’s Proprietary Products segment after adjusting associated cost;
b)	an amount of Rs.423 representing the profit on sale of an API manufacturing business unit located in Jeedimetla, Hyderabad; and
c)	an amount of Rs.110 representing the profit on sale of all the membership interests in Dr. Reddy’s Laboratories Tennessee, LLC.

(2)	Miscellaneous income, net includes Rs.3,457 received from Celgene pursuant to a settlement agreement entered into in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID® brand capsules (Lenalidomide) pending before Health Canada.

24.	Finance income, net

Finance income, net consists of the following:

	For the Year Ended March 31,
	2021		2020		2019
Interest income	Rs.	826	Rs.	888	Rs.	770
Fair value changes and profit on sale of units of mutual funds, net		557		929		773
Foreign exchange gain		1,240		639		737
Miscellaneous income, net		- *		5		-
Finance income (A)	Rs.	2,623	Rs.	2,461	Rs.	2,280
Interest expense	Rs.	(970)	Rs.	(983)	Rs.	(889)
Foreign exchange loss		-		-		(274)
Finance expense (B)	Rs.	(970)	Rs.	(983)	Rs.	(1,163)
Finance income, net [(A)+(B)]	Rs.	1,653	Rs.	1,478	Rs.	1,117

* Rounded to the nearest million.

25. Income taxes

a. Income tax expense/(benefit) recognized in the consolidated income statement

Income tax expense/(benefit) recognized in the consolidated income statement consists of the following:

	For the Year Ended March 31,
	2021		2020		2019
Current taxes
Domestic	Rs.	5,849	Rs.	5,157	Rs.	3,003
Foreign		2,323		1,459		1,707
	Rs.	8,172	Rs.	6,616	Rs.	4,710
Deferred taxes
Domestic	Rs.	2,736	Rs.	(6,580)	Rs.	244
Foreign		(1,733)		(1,502)		(1,306)
	Rs.	1,003	Rs.	(8,082)	Rs.	(1,062)
Tax expense/(benefit), net	Rs.	9,175	Rs.	(1,466)	Rs.	3,648

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

25. Income taxes (continued)

b. Income tax expense/(benefit) recognized directly in equity

Income tax expense/(benefit) recognized directly in equity consists of the following:

	For the Year Ended March 31,
	2021		2020		2019
Tax effect on changes in fair value of other investments	Rs.	293	Rs.	-	Rs.	411
Tax effect on foreign currency translation differences		-		-		(14)
Tax effect on effective portion of change in fair value of cash flow hedges		319		(232)		69
Tax effect on actuarial gains/losses on defined benefit obligations		(73)		22		3
	Rs.	539	Rs.	(210)	Rs.	469

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2021, 2020 and 2019:

	For the Year Ended March 31,
	2021		2020		2019
Profit before income taxes	Rs.	26,413	Rs.	18,032	Rs.	22,443
Enacted tax rate in India		34.94%		34.94%		34.94%
Computed expected tax expense	Rs.	9,229	Rs.	6,301	Rs.	7,842
Effect of:
Differences between Indian and foreign tax rates	Rs.	810	Rs.	3,385	Rs.	(734)
Unrecognized deferred tax assets/(recognition of previously unrecognized deferred tax assets, net)		1,220		(6,478)		482
Expenses not deductible for tax purposes		230		155		340
Reversal of earlier years’ tax provisions		-		-		(282)
Income exempt from income taxes		(1,807)		(1,029)		(1,282)
Foreign exchange differences		(18)		(64)		(470)
Incremental deduction allowed for research and development costs(1)		-		(1,241)		(1,134)
Tax expense on distributed/undistributed earnings of subsidiary outside India		-		254		-
Write off of accounts receivables		-		-		(1,294)
Income from sale of capital assets		-		(2,620)		-
Effect of change in tax rate		(333)		(37)		3
Others		(156)		(92)		177
Income tax expense/(benefit)	Rs.	9,175	Rs.	(1,466)	Rs.	3,648
Effective tax rate		35%		(8)%		16%

(1)	India’s Finance Act, 2016 incorporated an amendment that reduces the weighted deduction on eligible research and development expenditure in a phased manner from 200% to 150% commencing from April 1, 2017 and from 150% to 100% effective April 1, 2020.

The Company’s effective tax rate for the year ended March 31, 2021 was higher as compared to the year ended March 31, 2020 primarily on account of:

•	de-recognition of deferred tax asset during the year ended March 31, 2021 due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021;

•	recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits and planned restructuring activity between companies of our group during the year ended March 31, 2020;

•	weighted deduction on eligible research and development expenditure in Dr. Reddy’s Laboratories Limited, India for the year ended March 31, 2020; and

•	income from sale of capital assets during the year ended March 31, 2020, which was set off against the carried forward capital loss.

d. Unrecognized deferred tax assets

The details of unrecognized deferred tax assets are summarized below:

	As of March 31,
	2021		2020
Deductible temporary differences, net	Rs.	738	Rs.	394
Operating tax loss carry-forward		4,742		3,926
	Rs.	5,480	Rs.	4,320

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

25. Income taxes (continued)

During the year ended March 31, 2021, the Company recognized deferred tax assets on operating tax losses pertaining primarily to Dr. Reddy’s Laboratories New York, Inc. as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilized.

During the year ended March 31, 2021, the Company did not recognize deferred tax assets on operating tax losses and other deductible temporary differences pertaining primarily to Dr. Reddy’s Laboratories SA, Switzerland and Dr. Reddy’s Research and Development B.V., Netherlands.

Deferred income taxes are not provided on undistributed earnings of Rs.19,543 and Rs.22,988 as of March 31, 2021 and 2020, respectively of subsidiaries, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,
	2021		2020
Deferred tax assets/(liabilities):
Inventory	Rs.	3,997	Rs.	3,216
Minimum Alternate Tax*		4,748		6,246
Trade and other receivables		569		369
Operating/other tax loss carry-forward		2,593		3,399
Other current assets and other current liabilities, net		1,404		1,448
Property, plant and equipment		(2,547)		(2,361)
Other intangible assets		(283)		(477)
Others		(189)		99
Net deferred tax assets	Rs.	10,292	Rs.	11,939

*	As per Indian tax laws, companies are liable for a Minimum Alternate Tax (“MAT”) when current tax, as computed under the provisions of the Income Tax Act, 1961 (“Tax Act”), is determined to be below the MAT computed under section 115JB of the Tax Act. If in any year the Company pays a MAT, then it is entitled to claim credit of the MAT paid over and above the normal tax liability in the subsequent years. The MAT credit is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years starting from the succeeding fiscal year in which such credit was generated.

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

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2022 through 2037.

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2021 and 2020.

	As of March 31, 2020		Recognized in income statement		Recognized in equity		As of March 31, 2021
Deferred tax assets/(liabilities):
Inventory	Rs.	3,216	Rs.	781	Rs.	-	Rs.	3,997
Minimum Alternate Tax		6,246		(1,498)		-		4,748
Trade and other receivables		369		200		-		569
Operating/other tax loss carry-forward		3,399		(806)		-		2,593
Other current assets and other current liabilities, net		1,448		(44)		-		1,404
Property, plant and equipment		(2,361)		(187)		-		(2,548)
Other intangible assets		(477)		194		-		(283)
Others		99		252		(539)		(188)
Net deferred tax assets	Rs.	11,939	Rs.	(1,108)	Rs.	(539)	Rs.	10,292

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

25. Income taxes (continued)

The details of movement in deferred tax assets and liabilities are summarized below:

	As of March 31, 2019		Recognized in income statement		Recognized in equity		As of March 31, 2020
Deferred tax assets/(liabilities):
Inventory	Rs.	3,285	Rs.	(69)	Rs.	-	Rs.	3,216
Minimum Alternate Tax		1,630		4,616		-		6,246
Trade and other receivables:		316		53		-		369
Operating/other tax loss carry-forward		297		3,102		-		3,399
Other current assets and other current liabilities, net		1,315		133		-		1,448
Property, plant and equipment		(2,665)		304		-		(2,361)
Other intangible assets		(662)		185		-		(477)
Others		42		(153)		210		99
Net deferred tax assets	Rs.	3,558	Rs.	8,171	Rs.	210	Rs.	11,939

The amounts recognized in the consolidated income statement for the years ended March 31, 2021 and 2020 include Rs.(105) and Rs.89, respectively, which represent exchange differences arising due to foreign currency translations.

g. Uncertain tax positions

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is Rs.2,291, and accordingly, no provision is made in these consolidated financial statements as of March 31, 2021.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico's Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.801 (MXN 224) and profit share impact is Rs.89 (MXN 25). The Company filed administrative appeals with the SAT by challenging these disallowances and, during February and March 2017, the Company received orders of the SAT confirming these disallowances by dismissing its administrative appeals. The Company disagrees with the SAT’s disallowances and filed an appeal with the Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) in March and April 2017. The Company believes that it is more likely than not that it would prevail over the SAT in this litigation. Accordingly, no provision has been made in these consolidated financial statements as of March 31, 2021.

26. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2021, 2020 and 2019:

	For the Year Ended March 31,
Employee benefits	2021		2020		2019
Cost of revenues	Rs.	11,529	Rs.	10,643	Rs.	10,644
Selling, general and administrative expenses		20,052		18,658		18,291
Research and development expenses		4,718		4,501		4,627
	Rs.	36,299	Rs.	33,802	Rs.	33,562

	For the Year Ended March 31,
Depreciation	2021		2020		2019
Cost of revenues	Rs.	6,061	Rs.	6,366	Rs.	6,484
Selling, general and administrative expenses		1,491		1,294		801
Research and development expenses		975		980		1,077
	Rs.	8,527	Rs.	8,640	Rs.	8,362

	For the Year Ended March 31,
Amortization	2021		2020		2019
Cost of revenues	Rs.	-	Rs.	175	Rs.	284
Selling, general and administrative expenses		4,171		3,547		3,421
Research and development expenses		98		110		123
	Rs.	4,269	Rs.	3,832	Rs.	3,828

In addition, for details relating to costs of material consumed, refer to Note 10 of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

27. Operating leases

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under these leases was Rs.905 for the year ended March 31, 2019.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	As of March 31,
	2021		2020		2019
Less than one year	Rs.	-	Rs.	-	Rs.	405
Between one and five years		-		-		797
More than five years		-		-		89
	Rs.	-	Rs.	-	Rs.	1,291

Commencing April 1, 2019, upon adoption of IFRS 16, majority of leases for which the Company is a lessee are recognized as a lease liability with corresponding right-of-use assets recognized in the statement of financial position.

Upon adoption of the new standard, a portion of the annual operating lease costs, which was previously fully recognized as a functional expense, is recorded as interest expense.

28. Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2021, 2020 and 2019 amounted to Rs.36,299, Rs.33,802 and Rs.33,562, respectively.

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

The components of gratuity cost recognized in the income statement for the years ended March 31, 2021, 2020 and 2019 consist of the following:

	For the Year Ended March 31,
	2021		2020		2019
Current service cost	Rs.	281	Rs.	276	Rs.	265
Interest on defined benefit liability		8		(4)		(2)
Gratuity cost recognized in income statement	Rs.	289	Rs.	272	Rs.	263

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2021		2020
Present value of funded obligations	Rs.	2,628	Rs.	2,349
Fair value of plan assets		(1,997)		(2,160)
Net defined benefit liability recognized	Rs.	631	Rs.	189

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2021		2020
Defined benefit obligations at the beginning of the year	Rs.	2,349	Rs.	2,200
Current service cost		281		276
Interest on defined obligations		140		152
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		153		(96)
Actuarial loss/(gain) due to demographic assumptions		(26)		(48)
Actuarial loss/(gain) due to experience changes		51		59
Benefits paid		(345)		(194)
Liabilities assumed/(transferred)(1)		25		-
Defined benefit obligations at the end of the year	Rs.	2,628	Rs.	2,349

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Employee benefits (continued)

(1) Liabilities assumed/transferred of Rs.25 is comprised of:

a)	Rs.70 increase in liabilities on account of the acquisition of employees pursuant to the Business Transfer Agreement with Wockhardt Limited. Refer to Note 6 of these consolidated financial statements for further details.
b)	Rs.45 transfer of liabilities on account of a restructuring of the pharmaceutical services business between the parent company and its subsidiary.

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2021		2020
Fair value of plan assets at the beginning of the year	Rs.	2,160	Rs.	2,174
Employer contributions		25		14
Interest on plan assets		132		156
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(1)		10
Benefits paid		(345)		(194)
Assets acquired/(transferred)(1)		26		-
Plan assets at the end of the year	Rs.	1,997	Rs.	2,160

(1) Assets acquired/transferred of Rs.26 is comprised of:

a)	Rs.70 increase in assets on account of the acquisition of employees pursuant to the Business Transfer Agreement with Wockhardt Limited. Refer to Note 6 of these consolidated financial statements for further details.
b)	Rs.44 transfer of assets on account of a restructuring of the pharmaceutical services business between the parent company and its subsidiary.

Sensitivity Analysis:

	As of March 31, 2021
Defined benefit obligation without effect of projected salary growth	Rs.	1,795
Add: Effect of salary growth		833
Defined benefit obligation with projected salary growth		2,628
Defined benefit obligation, using discount rate minus 50 basis points		2,700
Defined benefit obligation, using discount rate plus 50 basis points		2,559
Defined benefit obligation, using salary growth rate plus 50 basis points		2,698
Defined benefit obligation, using salary growth rate minus 50 basis points		2,560

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2021	2020	2019
Discount rate	6.00%	6.65%	7.45%
Rate of compensation increase	8.00%	7.50%	8% per annum for the first year and 9% per annum thereafter

The assumptions used to determine gratuity cost:

	For the Year Ended March 31,
	2021	2020	2019
Discount rate	6.65%	7.45%	7.75%
Rate of compensation increase	7.50%	8% per annum for the first year and 9% per annum thereafter	7% per annum for the first year and 9% per annum thereafter

Contributions: The Company expects to contribute Rs.317 to the Gratuity Plan during the year ending March 31, 2022.

Disaggregation of plan assets: The Gratuity Plan’s weighted-average asset allocation as of March 31, 2021 and 2020, by asset category, was as follows:

	As of March 31,
	2021	2020
Funds managed by insurers	100%	99%
Others	-	1%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Employee benefits (continued)

The expected future cash flows in respect of gratuity as of March 31, 2021 were as follows:

Expected contribution	Amount
During the year ended March 31, 2022 (estimated)	Rs.	317

Expected future benefit payments
March 31, 2022		452
March 31, 2023		390
March 31, 2024		361
March 31, 2025		339
March 31, 2026		308
Thereafter		1,971

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

The components of net pension cost recognized in the income statement for the years ended March 31, 2021, 2020 and 2019 consist of the following:

	For the Year Ended March 31,
	2021		2020		2019
Current service cost	Rs.	13	Rs.	11	Rs.	13
Interest on defined benefit liability		8		16		15
Total cost recognized in income statement	Rs.	21	Rs.	27	Rs.	28

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2021		2020
Present value of funded obligations	Rs.	307	Rs.	234
Fair value of plan assets		(169)		(128)
Net defined benefit liability recognized	Rs.	138	Rs.	106

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2021		2020
Defined benefit obligations at the beginning of the year	Rs.	234	Rs.	223
Current service cost		13		11
Interest on defined obligations		21		25
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		24		50
Actuarial loss/(gain) due to experience changes		19		(8)
Benefits paid		(32)		(41)
Foreign exchanges differences		28		(26)
Defined benefit obligations at the end of the year	Rs.	307	Rs.	234

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2021		2020
Fair value of plan assets at the beginning of the year	Rs.	128	Rs.	70
Employer contributions		32		113
Interest on plan assets		13		9
Re-measurements due to:
Return on plan assets excluding interest on plan assets		12		(7)
Benefits paid		(32)		(41)
Foreign exchanges differences		16		(16)
Plan assets at the end of the year	Rs.	169	Rs.	128

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Employee benefits (continued)

Sensitivity Analysis:

	As of March 31, 2021
Defined benefit obligation without effect of projected salary growth	Rs.	209
Add: Effect of salary growth		98
Defined benefit obligation with projected salary growth		307
Defined benefit obligation, using discount rate minus 50 basis points		321
Defined benefit obligation, using discount rate plus 50 basis points		294
Defined benefit obligation, using salary growth rate plus 50 basis points		321
Defined benefit obligation, using salary growth rate minus 50 basis points		294

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2021	2020	2019
Discount rate	7.75%	8.75%	11.25%
Rate of compensation increase	4.50%	4.50%	4.50%

The assumptions used to determine defined benefit cost:

	For the Year Ended March 31,
	2021	2020	2019
Discount rate	8.75%	11.25%	9.00%
Rate of compensation increase	4.50%	4.50%	4.50%

Contributions: The Company expects to contribute Rs.36 to Falcon defined benefit plans during the year ending March 31, 2022.

Disaggregation of plan assets: The Falcon pension plan’s weighted-average asset allocation as of March 31, 2021 and 2020, by asset category, was as follows:

	As of March 31,
	2021	2020
Funds managed by insurers	51%	51%
Others	49%	49%

The expected future cash flows in respect of post-employment benefit plans in Mexico as of March 31, 2021 were as follows:

Expected contribution	Amount
During the year ended March 31, 2022 (estimated)	Rs.	36

Expected future benefit payments
March 31, 2022		6
March 31, 2023		6
March 31, 2024		12
March 31, 2025		16
March 31, 2026		21
Thereafter		608

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.906, Rs.812 and Rs.740 to the provident fund plan during the years ended March 31, 2021, 2020 and 2019, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.84, Rs.82 and Rs.84 to the superannuation plan during the years ended March 31, 2021, 2020 and 2019, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Employee benefits (continued)

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.139, Rs.177 and Rs.213 to the 401(k) retirement savings plan during the years ended March 31, 2021, 2020 and 2019, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.143, Rs.135 and Rs.148 to the National Insurance during the years ended March 31, 2021, 2020 and 2019, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,130 and Rs.1,161 as of March 31, 2021 and 2020, respectively.

29. Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”):

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

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2021 and 2020 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended March 31, 2021 and 2020, and there were no stock options outstanding under this category as of March 31, 2021 and 2020.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

29. Employee stock incentive plans (continued)

Category B — Par Value Options: Stock options activity under this category during the years ended March 31, 2021 and 2020 was as set forth in the below table.

	For the Year Ended March 31, 2021
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	232,837	Rs.	5.00	Rs.	5.00	69
Granted during the year	92,092		5.00		5.00	93
Expired/forfeited during the year	(35,646)		5.00		5.00	-
Exercised during the year	(72,030)		5.00		5.00	-
Outstanding at the end of the year	217,253	Rs.	5.00	Rs.	5.00	69
Exercisable at the end of the year	46,130	Rs.	5.00	Rs.	5.00	44

	For the Year Ended March 31, 2020
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	270,141	Rs.	5.00	Rs.	5.00	73
Granted during the year	49,796		5.00		5.00	90
Expired/forfeited during the year	(14,934)		5.00		5.00	-
Exercised during the year	(72,166)		5.00		5.00	-
Outstanding at the end of the year	232,837	Rs.	5.00	Rs.	5.00	69
Exercisable at the end of the year	40,548	Rs.	5.00	Rs.	5.00	43

The weighted average grant date fair value of options granted during the years ended March 31, 2021 and 2020 was Rs.3,677 and Rs.2,746 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2021 and 2020 was Rs.4,565 and Rs.2,681 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2021 and 2020 was Rs.328 and Rs.193, respectively. As of March 31, 2021, options outstanding had an aggregate intrinsic value of Rs.980 and options exercisable had an aggregate intrinsic value of Rs.208.

Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”)

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

29. Employee stock incentive plans (continued)

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2021 and 2020 was as follows:

	For the Year Ended March 31, 2021
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	202,760	Rs.1,982.00 to Rs.2,814.00	Rs.2,353.62	72
Granted during the year	96,080	3,679.00	3,679.00	90
Expired/forfeited during the year	(13,348)	2,607.00/ 2,814.00	2,678.03	-
Exercised during the year	(15,152)	2,607.00/ 2,814.00	2,643.48	-
Outstanding at the end of the year	270,340	Rs.1,982.00 to Rs.3,679.00	Rs.2,791.65	67
Exercisable at the end of the year	69,530	Rs.1,982.00 to Rs.2,814.00	Rs.2,182.21	45

	For the Year Ended March 31, 2020
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	146,060	Rs.1,982.00/ Rs.2,607.00	Rs.2,166.00	81
Granted during the year	61,700	2,814.00	2,814.00	90
Expired/forfeited during the year	(5,000)	2,607.00	2,607.00	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	202,760	Rs.1,982.00 to Rs.2,814.00	Rs.2,353.62	72
Exercisable at the end of the year	35,265	Rs.1,982.00/ Rs.2,607.00	Rs.2,150.81	51

The weighted average grant date fair value of options granted during the years ended March 31, 2021 and 2020 was Rs.1,255 and Rs.993 per option, respectively. The weighted average share price on the date of exercise of options during the year ended March 31, 2021 was Rs.4,506 per share..

The aggregate intrinsic value of options exercised during the year ended March 31, 2021 was Rs.28. As of March 31, 2021, options outstanding had an aggregate intrinsic value of Rs.466 and options exercisable had an aggregate intrinsic value of Rs.120.

	For the Year Ended March 31, 2021
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	151,583	Rs.	5.00	Rs.	5.00	73
Granted during the year	52,316		5.00		5.00	89
Expired/forfeited during the year	(19,933)		5.00		5.00	-
Exercised during the year	(41,967)		5.00		5.00	-
Outstanding at the end of the year	141,999	Rs.	5.00	Rs.	5.00	71
Exercisable at the end of the year	15,393	Rs.	5.00	Rs.	5.00	41

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

The weighted average grant date fair value of options granted during the years ended March 31, 2021 and 2020 was Rs.3,631 and Rs.2,747, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2021 and 2020 was Rs.4,334 and Rs.2,757, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2021 and 2020 was Rs.182 and Rs.93, respectively. As of March 31, 2021, options outstanding had an aggregate intrinsic value of Rs.641 and options exercisable had an aggregate intrinsic value of Rs.69.

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

As of March 31, 2021, the outstanding shares purchased from secondary market are 575,201 shares for an aggregate consideration of Rs.1,967.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

29. Employee stock incentive plans (continued)

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2021 and 2020 was as follows:

	For the Year Ended March 31, 2021
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	375,775	Rs.2,607.00/ Rs.2,814.00	Rs.2,697.12	75
Granted during the year	150,740	3,679.00	3,679.00	90
Expired/forfeited during the year	(55,335)	2,607.00 to 3,679.00	2,904.51	-
Exercised during the year	(85,250)	2,607.00/ 2,814.00	2,671.71	-
Outstanding at the end of the year	385,930	Rs.2,607.00 to Rs.3,679.00	Rs.3,056.51	71
Exercisable at the end of the year	71,225	Rs.2,607.00/ Rs.2,814.00	Rs.2,665.63	51

	For the Year Ended March 31, 2020
Fair Market Value Options	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	229,600	Rs.2,607.00	Rs.2,607.00	84
Granted during the year	169,900	2,814.00/ 3,031.00	2,817.07	90
Expired/forfeited during the year	(22,575)	2,607.00 to 3,031.00	2,687.84	-
Exercised during the year	(1,150)	2,607.00	2,607.00	-
Outstanding at the end of the year	375,775	Rs.2,607.00/ Rs.2814.00	Rs.2,697.12	75
Exercisable at the end of the year	53,100	Rs.2,607.00	Rs.2,607.00	53

The weighted average grant date fair value of options granted during the years ended March 31, 2021 and 2020 was Rs.1,255 and Rs.994 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2021 and 2020 was Rs.4,609 and Rs.2,914 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2021 and 2020 was Rs.165 and Rs.0.35, respectively. As of March 31, 2021, options outstanding had an aggregate intrinsic value of Rs.563 and options exercisable had an aggregate intrinsic value of Rs.104.

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

29. Employee stock incentive plans (continued)

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

The weighted average inputs used in computing the fair value of options granted were as follows:

	Grants made on
	October 27, 2020		May 19, 2020		May 19, 2020
Expected volatility		30.81%		29.12%		30.47%
Exercise price	Rs.	5.00	Rs.	3,679.00	Rs.	5.00
Option life		2.5 Years		5.0 Years		2.5 Years
Risk-free interest rate		4.36%		5.67%		4.62%
Expected dividends		0.49%		0.68%		0.68%
Grant date share price	Rs.	5,009.00	Rs.	3,700.00	Rs.	3,700.00

	Grants made on
	January 26, 2020		October 31, 2019		May 16, 2019		May 16, 2019
Expected volatility		27.00%		27.10%		28.25%		29.29%
Exercise price	Rs.	3,031.00	Rs.	5.00	Rs.	2,814.00	Rs.	5.00
Option life		5.00 Years		2.5 Years		5.0 Years		2.5 Years
Risk-free interest rate		6.61%		5.72%		7.14%		6.76%
Expected dividends		0.66%		0.72%		0.71%		0.71%
Grant date share price	Rs.	3,031.00	Rs.	2,783.20	Rs.	2,801.00	Rs.	2,801.00

Share-based payment expense

	For the Year Ended March 31,
	2021		2020		2019
Equity settled share-based payment expense(1)	Rs.	584	Rs.	521	Rs.	389
Cash settled share-based payment expense(2)		157		94		85
	Rs.	741	Rs.	615	Rs.	474

(1)	As of March 31, 2021 and 2020, there was Rs.612 and Rs.515, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.95 years and 1.93 years, respectively.

(2)	Certain of the Company’s employees are eligible for share-based payment awards that are settled in cash. These awards entitle the employees to a cash payment, on the exercise date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of March 31, 2021 and 2020, there was Rs.126 and Rs.97, respectively of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.88 years and 1.93 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

30. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	Shravya Publications Private Limited for professional consulting services;
•	Samarjita Management Consultancy Private Limited for professional consulting services;
•	Cancelled Plans LLP for the sale of scrap materials;

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

30. Related parties (continued)

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

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 28 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the Year Ended March 31,
	2021		2020			2019
Research and development services received	Rs.	105	Rs.	105		Rs.	97
Sale of goods		22		14			23
Lease rentals received		1		1			-
Research and development services provided		93		58			103
Lease rentals paid		37		35			35
Catering expenses paid		301		344			270
Hotel expenses paid		8		22			26
Facility management services paid		36		24			-
Purchase of solar power		127		108			-
Civil works		55		101			106
Professional consultancy services paid		30		4			1
Contributions towards social development		232		233			220
Salaries to relatives of key management personnel		8		7			5
Others		-		-	*		-

* Rounded to the nearest million.

The Company had the following amounts due from related parties:

	As of March 31,
	2021		2020
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		72		68

The Company had the following amounts due to related parties:

	As of March 31,
	2021		2020
Due to related parties	Rs.	93	Rs.	91

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable year ended:

	For the Year Ended March 31,
	2021		2020		2019
Salaries and other benefits	Rs.	803	Rs.	684	Rs.	668
Contributions to defined contribution plans		34		34		35
Commission to directors		301		298		243
Share-based payments expense		259		165		99
	Rs.	1,397	Rs.	1,181	Rs.	1,045

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

31. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of March 31, 2021 and 2020, respectively were as follows:

	As of March 31, 2021				As of March 31, 2020
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	14,829	Rs.	14,829	Rs.	2,053	Rs.	2,053
Other investments(1)		24,702		24,702		24,015		24,015
Trade and other receivables		49,759		49,759		52,015		52,015
Derivative financial instruments		1,218		1,218		1,105		1,105
Other assets(2)		2,626		2,626		4,170		4,170
Total	Rs.	93,134	Rs.	93,134	Rs.	83,358	Rs.	83,358
Liabilities:
Trade and other payables	Rs.	23,744	Rs.	23,744	Rs.	16,659	Rs.	16,659
Derivative financial instruments		326		326		1,602		1,602
Long-term borrowings		7,163		7,163		5,570		5,570
Short-term borrowings		23,136		23,136		16,441		16,441
Bank overdraft		9		9		91		91
Other liabilities and provisions(3)		23,233		23,233		25,317		25,317
Total	Rs.	77,611	Rs.	77,611	Rs.	65,680	Rs.	65,680

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.12,717 and Rs.10,476 as of March 31, 2021 and 2020, respectively, are not included.

(3)	Amounts as of March 31, 2021 includes contingent consideration of Rs.420 pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 6 for details).

Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.13,091 and Rs.10,725 as of March 31, 2021 and 2020, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2021:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	13,263	Rs.	-	Rs.	-	Rs.	13,263
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		400		400
FVTPL - Financial asset - Investments in equity securities		-		-		1		1
FVTOCI - Financial asset - Investments in equity securities		4,532		-		-		4,532
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		892		-		892
FVTPL- Contingent consideration pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 6 for details)		-		-		420		420

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2020:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	13,832	Rs.	-	Rs.	-	Rs.	13,832
FVTPL - Financial asset - Investments in equity securities		-		-		1		1
FVTOCI - Financial asset - Investments in equity securities		303		-		-		303
FVTOCI - Financial asset - Investments in market linked debentures		1,993		-		-		1,993
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(497)		-		(497)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

31. Financial instruments (continued)

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

As of March 31, 2021 and 2020, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of Rs.1,218 and Rs.326, respectively, as of March 31, 2021, as compared to derivative financial asset and derivative financial liability of Rs.1,105 and Rs.1,602, respectively, as of March 31, 2020, towards these derivative financial instruments.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable year ended:

	For the Year Ended March 31,
	2021		2020		2019
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	2,619	Rs.	155	Rs.	(257)
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		1,123		(951)		180
Net gain/(loss) reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		340		(50)		(524)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.401 as of March 31, 2021, as compared to a loss of Rs.722 as of March 31, 2020.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2021.

Category	Instrument	Currency(1)	Cross Currency(1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	CHF	INR	CHF 200	Sell
	Forward contract	GBP	INR	GBP 8	Sell
	Forward contract	RUB	INR	RUB 2,799	Sell
	Forward contract	U.S.$	INR	U.S.$ 353	Sell
	Forward contract	U.S.$	MXN	U.S.$ 10	Buy
	Forward contract	U.S.$	UAH	U.S.$ 14	Buy
	Forward contract	ZAR	INR	ZAR 111	Sell
	Forward contract	U.S.$	RUB	U.S.$ 2	Buy
	Forward contract	U.S.$	RON	U.S.$ 12	Buy
	Forward contract	U.S.$	AUD	U.S.$ 3	Buy
	Forward contract	GBP	U.S.$	GBP 48	Buy
	Forward contract	EUR	GBP	EUR 1	Sell
	Forward contract	EUR	U.S.$	EUR 16	Buy
	Forward contract	CHF	U.S.$	CHF200	Buy
	Forward contract	U.S.$	KZT	U.S.$ 4	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 4	Buy
	Forward contract	U.S.$	BRL	U.S.$ 4	Buy
	Forward contract	U.S.$	KZT	U.S.$ 9	Buy
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	RUB	INR	RUB 6,850	Sell
	Option contract	U.S.$	INR	U.S.$ 645	Sell - Risk Reversal
	Forward contract	ZAR	INR	ZAR 148	Sell

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

The table below summarizes the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2021		2020
Cash flows in U.S dollars
Not later than one month	Rs.	3,656	Rs.	2,648
Later than one month and not later than three months		7,311		5,297
Later than three months and not later than six months		12,063		7,945
Later than six months and not later than one year		24,126		4,540
	Rs.	47,156	Rs.	20,430
Cash flows in Russian roubles
Not later than one month	Rs.	437	Rs.	-
Later than one month and not later than three months		874		-
Later than three months and not later than six months		1,748		-
Later than six months and not later than one year		3,593		-
	Rs.	6,651	Rs.	-
Cash flows in Australian dollars
Not later than one month	Rs.	46	Rs.	-
Later than one month and not later than three months		92		-
Later than three months and not later than six months		139		-
Later than six months and not later than one year		277		-
	Rs.	555	Rs.	-
Cash flows in South African rands
Not later than one month	Rs.	61	Rs.	-
Later than one month and not later than three months		121		-
Later than three months and not later than six months		182		-
Later than six months and not later than one year		364		-
	Rs.	728	Rs.	-

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

A net gain/(loss) of Rs.Nil for each of the years ended March 31, 2021, 2020 and 2019, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognized in the statement of comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognized as part of the finance costs. Accordingly the Company has recorded, as part of finance cost, a net gain of Rs.164, a net gain of Rs.33 and a net loss of Rs.-* for the years ended March 31, 2021, 2020 and 2019 respectively.

The Company had outstanding cross currency swap against INR borrowing of Rs.7,240 and Rs.Nil as of March 31, 2021 and 2020, respectively. The swap hedges the principal repayment of underlying INR liability and transforms it into U.S.$ principal repayment liability.

* Rounded to nearest million.

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

Foreign exchange risk

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, South African rands, Mexican pesos, Ukrainian hryvnias and Brazilian reals. A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 31 to these consolidated financial statements.

In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•	a Rs.4,824/(4,195) increase/(decrease) in the Company’s hedging reserve and a Rs.2,658/(2,658) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2021;

•	a Rs.1,203/(1,740) increase/(decrease) in the Company’s hedging reserve and a Rs.2,070/(1,745) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2020; and

•	a Rs.1,872/(1,349) increase/(decrease) in the Company’s hedging reserve and a Rs.1,789/(1,873) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2019.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Financial risk management (continued)

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2021:

	U.S. dollars		Euro		Russian roubles			Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	12,643	Rs.	129	Rs.	30		Rs	92	Rs.	12,894
Other investments		24		-		-			-		24
Trade and other receivables		30,247		841		721			101		31,910
Other assets		184		20		3			16		223
Total	Rs.	43,098	Rs.	990	Rs.	754		Rs.	209	Rs.	45,051
Liabilities:
Trade and other payables	Rs.	4,207	Rs.	1,270	Rs.	-	*	Rs.	210	Rs.	5,687
Long-term borrowings		2,216		52		18			43		2,329
Short-term borrowings		3,657		-		3,717			-		7,374
Other liabilities and provisions		4,665		65		81			292		5,103
Total	Rs.	14,745	Rs.	1,387	Rs.	3,816		Rs.	545	Rs.	20,493

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2020:

	U.S. dollars		Euro		Russian roubles			Others(1)		Total
Assets:
Cash and cash equivalents	Rs.	365	Rs.	43	Rs.	4		Rs.	135	Rs.	547
Other investments		24		-		-			-		24
Trade and other receivables		31,931		705		989			317		33,942
Other assets		921		15		3			153		1,092
Total	Rs.	33,241	Rs.	763	Rs.	996		Rs.	605	Rs.	35,605
Liabilities:
Trade and other payables	Rs.	1,857	Rs.	525	Rs.	-	*	Rs.	73	Rs.	2,455
Long-term borrowings		4,401		2		3			77		4,483
Short-term borrowings		7,316		-		-			-		7,316
Other liabilities and provisions		5,534		60		52			400		6,046
Total	Rs.	19,108	Rs.	587	Rs.	55		Rs.	550	Rs.	20,300

* Rounded to the nearest million.

(1)	Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese yuans (Renminbi), Canadian dollars and Ukrainian hryvnia.

For the years ended March 31, 2021 and 2020, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs.2,456 and Rs.1,531, respectively.

Interest rate risk

As of March 31, 2021, the Company had loans with floating interest rates as follows: Rs.8,800 of loans carrying a floating interest rate of the 3 Months India Treasury Bill plus 30 bps and Rs.1,896 of loans carrying a floating interest rate of TIIE+1.20%.

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

For details of the Company’s short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 17 of these consolidated financial statements.

For the years ended March 31, 2021, 2020 and 2019, every 10% increase or decrease in the floating interest rate component (i.e., LIBOR, JIBAR, Indian Treasury Bill and TIIE) applicable to its loans and borrowings would affect the Company’s net profit by Rs.37, Rs.41 and Rs.93, respectively.

The carrying value of the Company’s borrowings, interest component of which was designated in a cash flow hedge, was Rs.Nil as of March 31, 2021 and 2020.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Financial risk management (continued)

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2021, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

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

Details of financial assets – not due, past due and impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as of March 31, 2021. The Company’s credit period for trade and other receivables payable by its customers generally ranges from 20 - 180 days.

The aging of trade and other receivables is given below:

	As of March 31,
Particulars	2021		2020
Neither past due nor impaired	Rs.	41,350	Rs.	45,864
Past due but not impaired
Less than 365 days		8,598		6,305
More than 365 days		1,107		1,048
	Rs.	51,055	Rs.	53,217
Less : Allowance for credit losses		(1,296)		(1,202)
Total	Rs.	49,759	Rs.	52,015

See Note 9 of these consolidated financial statements for the activity in the allowance for credit losses on trade and other receivables.

Other than trade and other receivables, the Company has no significant class of financial assets that is past due but not impaired.

c.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

As of March 31, 2021 and 2020, the Company had uncommitted lines of credit from banks of Rs.38,766 and Rs.39,374, respectively.

As of March 31, 2021, the Company had working capital of Rs.66,626 (excluding assets held for sale of Rs.151), including cash and cash equivalents of Rs.14,829, investments in term deposits with banks and bonds of Rs.6,481 and investments in units of mutual funds of Rs.13,263.

As of March 31, 2020, the Company had working capital of Rs.57,556, including cash and cash equivalents of Rs.2,053, investments in term deposits with banks, bonds and commercial paper of Rs.7,862, investments in marked linked debentures of Rs.1,993 and investments in units of mutual funds of Rs.13,832.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

32. Financial risk management (continued)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 17 to these consolidated financial statements) as of March 31, 2021:

Particulars	2022		2023		2024		2025		Thereafter		Total
Trade and other payables	Rs.	23,744	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	23,744
Bank overdraft, short-term borrowings		23,145		-		-		-		-		23,145
Derivative financial instruments		326		-		-		-		-		326
Other liabilities and provisions		22,507		-		-		-		726		23,233

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 17 to these consolidated financial statements) as of March 31, 2020:

Particulars	2021		2022		2023		2024		Thereafter		Total
Trade and other payables	Rs.	16,659	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	16,659
Bank overdraft, short-term borrowings		16,532		-		-		-		-		16,532
Derivative financial instruments		1,602		-		-		-		-		1,602
Other liabilities and provisions		24,566		-		-		-		751		25,317

33. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company based on internal and external legal advice discloses information with respect to the nature and facts of the case.

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

Product and patent related matters

Launch of product

On June 14, 2018, the U.S. FDA granted the Company final approval for buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the “Delaware District Court”), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the United States immediately following the U.S. FDA approval on June 14, 2018. On July 12, 2019, the U.S. Court of Appeals for the Federal Circuit (“the Court of Appeals”) affirmed the Delaware District Court’s ruling that the Company’s generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware District Court’s case (U.S. patent numbers 8,603,514 and 8,015,150).

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

33. Contingencies (continued)

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

On February 19, 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior’s claims under U.S. patent number 9,855,221. On November 5, 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on January 8, 2020, the New Jersey District Court entered a stipulated order that the Company’s generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court’s claim construction order. The Company filed a motion requesting that the New Jersey District Court enter partial final judgment in the Company’s favor relating to the allegations of infringement of U.S. patent number 9,931,305, which the District Court denied without prejudice on August 24, 2020, pending resolution of Indivior’s allegations relating to U.S. patent number 9,687,454.

On November 11, 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior appealed the Magistrate Judge’s ruling to the District Court Judge and, on August 24, 2020, the District Court Judge denied Indivior’s appeal. The District Court did grant Indivior’s motion to bifurcate the patent claims and the antitrust claims into two separate trials. Fact discovery closed on January 29, 2021. No trial date has been set and expert discovery on both the patent and antitrust claims is ongoing. Opening expert reports were submitted on March 24, 2021. Expert discovery is scheduled to close on or around September 1, 2021.

In addition to the District Court proceeding, on November 13, 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of U.S. patent number 9,687,454 before the Patent Trial and Appeal Board (“PTAB”). On June 13, 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. The PTAB heard oral argument in the pending inter-partes review challenge on March 3, 2020.

On June 2, 2020, the PTAB issued a final written decision in the Company’s favor finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of U.S. patent number 9,687,454 were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the final written decision. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. Indivior filed a timely notice of appeal of the PTAB’s Final Written Decision (“ FWD”) for claims 1-5, 7, and 9-14, and the Company cross appealed the PTAB’s FWD on claim 8. In the PTAB appeal, Indivior submitted its principal appeal brief on December 9, 2020. Indivior did not challenge the Board’s decision on claims 5 and 12 in its appeal brief. The Company submitted its opening and response brief on February 18, 2021 and Indivior submitted its response and reply brief on March 30, 2021. The Company’s reply brief was submitted on April 20, 2021. The court of appeals has not yet scheduled oral arguments in the appeal.

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

33. Contingencies (continued)

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

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. The matter has been adjourned to July 29, 2021 for hearing.

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

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to August 3, 2021 for hearing.

Based on its best estimate, the Company has recorded a provision of Rs.310 under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

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

33. Contingencies (continued)

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

Namenda Litigation

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product.

On August 23, 2020, the Company and certain other defendants entered into a settlement agreement. The settlement agreement calls for the dismissal with prejudice of the claims brought by the plaintiff on behalf of the putative class, in exchange for the payment of U.S.$0.4. The Company paid that amount into escrow. The Court preliminarily approved the settlement on October 5, 2020. The settlement agreement is contingent upon final court approval. The settlement agreement explicitly disclaims any liability or wrongdoing.

Following the settlement agreement, the Company recognized such amount in the income statement for the three months ended September 30, 2020.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

33. Contingencies (continued)

The Company believes that the likelihood of any liability, apart from the settlement payment described above, that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision has been made in these consolidated financial statements.

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide retail (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately.

Individual federal court personal injury lawsuits, as well as various class actions, have been transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 250 lawsuits pending in the MDL-2924. A census registry established in the MDL-2924 includes tens of thousands of claimants who have not filed complaints but are presenting claims for consideration in the MDL-2924 against the many pharmaceutical manufacturers, distributors and retailers which are defendants in the MDL-2924. The MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice and has been appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in the MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs have filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. The briefings and arguments as to the latest round of motions to dismiss were completed and the parties continue to engage in discovery consistent with orders from the MDL-2924 Court.

There are three ranitidine-related actions currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence claims against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to the MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021, and a briefing schedule has been entered pursuant to which the defendants will move to dismiss the case.

In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to the MDL-2924 and subsequently was remanded to the Circuit Court of Maryland by the MDL-2924 Court. The City of Baltimore intends to file an amended complaint and the defendants will then move to dismiss the case.

In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants have filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted all such demurrers without leave to amend the pleadings. The People of California have the right to appeal this decision.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements of the Company.

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

33. Contingencies (continued)

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

United States Antitrust Multi-District Litigations

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

33. Contingencies (continued)

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

On August 3, 2018, Humana, Inc., filed a complaint against the Company’s U.S. subsidiary and thirty-nine other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of twenty-nine named generic drugs. On December 15, 2020, Humana, Inc., filed an Amended Complaint encompassing fifty-one defendants and a total of one hundred forty nine drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named as a defendant with respect to eighteen generic drugs: allopurinol, ciprofloxacin ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozin, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir, and zoledronic acid. The Company’s subsidiary is also named as a co-conspirator on an alleged “overarching conspiracy” claim with respect to the other generic drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

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

On July 19, 2019, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 87 Blue Cross Blue Shield entities, and other health insurance companies and HMO entities, against the Company’s U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 87 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL-2724. Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiffs in the MDL-2724 actions. On December 12, 2019, an Order of the Court of Common Pleas placed the matter “in Deferred Status Pending Further Developments in Related Federal Multidistrict Litigation.” Because no Complaint has been filed setting forth any claims, and because the action has been placed into Deferred Status, no response is required by the Company’s subsidiary at this time.

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

 The drug-specific allegations against the Company’s U.S. subsidiary involve eight of the one hundred thirty-five drugs, including allopurinol, ciprofloxacin HCL, fluconazone, glimepiride, oxaprozine, paricalcitol, ranitidine HCL and tizanidine. The Company denies any wrongdoing and intends to vigorously defend against these claims.

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

The drug-specific allegations against the Company’s U.S. subsidiary involve nineteen drugs: allopurinol, capecitabine, ciprofloxacin HCL, divalproex ER, eszopiclone, fenofibrate, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metoprolol ER, montelukast granules, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, sumatriptan, tizanidine HCL, valganciclovir and zoledronic acid. The Company denies any wrongdoing and intends to vigorously defend against these claims.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

33. Contingencies (continued)

l)	Antitrust Case Filed by Fourteen New York State Counties:

 On December 19, 2019, a new class action complaint was filed by certain pharmacy and hospital indirect purchaser plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of forty-three States’ antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney’s fees and costs against all named defendants on a joint and several basis. The complaint alleges an “overarching conspiracy” among the named defendants involving one hundred and sixty-two drugs and, with slight variations, names approximately twenty-eight generic pharmaceutical manufacturers, including the Company’s U.S. subsidiary as well as seven pharmaceutical distributor defendants and sixteen individual defendants. The drug-specific allegations against the Company’s U.S. subsidiary involve nineteen drugs: allopurinol, capecitabine, ciprofloxacin HCL, divalproex ER, eszopiclone, fenofibrate, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metoprolol ER, montelukast granules, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, sumatriptan, tizanidine HCL, valganciclovir and zoledronic acid. The Company denies any wrongdoing and intends to vigorously defend against these claims.

m)	Antitrust Case Filed by Health Care Services, Inc.:

On December 11, 2019, Health Care Services, Inc. filed a complaint against the Company’s U.S. subsidiary and thirty-eight other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Health Care Services filed an Amended Complaint naming a total of one hundred seventy drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin HCL, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States’ antitrust laws and twenty-seven States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

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

On December 27, 2019, Molina Healthcare Inc. filed a complaint against the Company’s U.S. subsidiary and forty-one other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Molina Healthcare filed an Amended Complaint against a total of fifty-eight defendants involving one hundred eighty four drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of eleven States’ antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

p)	Antitrust Case Filed by Harris Countv, Texas:

On March 1, 2020, Harris County, Texas filed a Complaint against the Company's U.S. Subsidiary and forty-two other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to the one hundred eighty-seven drugs. The case is in the process of being transferred to the MDL-2724 proceeding. The Company's U.S. subsidiary is specifically named with respect to twenty drugs: allopurinol, amoxicillin, ciprofloxacin HCL, divalproex ER, famotidine, fenofibrate, fluconazole, fluoxetine, glimepiride, glycopyrrolate, levalbuterol meprobamate, naproxen, ondansetron, oxaprozine, pravastatin sodium, raloxifene HCL, ranitidine, tizanidine and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all the drugs named in the complaints.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

33. Contingencies (continued)

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

On May 6, 2020, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 7 Blue Cross Blue Shield entities and other health insurance companies, against the Company’s U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 7 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL-2724. Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL-2724 actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL-2724 case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company’s subsidiary at this time.

r)	Antitrust Case Filed by Cigna Corp.:

On June 9, 2020, Cigna Corp. filed a complaint against the Company’s U.S. subsidiary and forty-one other defendants, involving a total of one hundred forty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Cigna Corp. filed an Amended Complaint against a total of forty-two defendants encompassing a total of two hundred and thirty-nine drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to twelve drugs: allopurinol, ciprofloxacin HCL, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozine, paricalcitol, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary (as well as all other manufacturers named) were part of a larger “overarching conspiracy” as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States’ antitrust laws and twenty-nine States’ consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

s)	Antitrust Case Filed by Rite Aid Corporation and Rite Aid Hdqtrs. Corp.:

On July 9, 2020, Rite Aid Corporation and Rite Aid Hdqtrs Corp. filed a complaint on their own behalf, and as assignee of McKesson Corporation with regard to drugs sold by McKesson to Rite Aid, against the Company’s U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty-five generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. On December 15, 2020, Rite Aid filed an Amended Complaint against a total of fifty-five defendants involving a total of one hundred eighty eight drugs. In the Amended Complaint, the Company’s U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozine, paricalcitol, ranitidine, tizanidine and zoledronic acid. Plaintiff alleges that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint; and, alternatively, was part of an overarching conspiracy with eighteen of the defendants named with regard to forty-five of the drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

t)	Antitrust Complaint Filed by Suffolk County, New York:

On August 27, 2020, Suffolk County, New York, filed a complaint against the Company’s U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to twelve drugs: ciprofloxacin ER, divalproex ER, fenofibrate, fluconazole, glimepiride, glyburide, metformin, oxaprozin, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

u)	Antitrust Complaint Filed by J M Smith:

On September 4, 2020, J M Smith Corporation, as assignee of Burlington Drug Company, filed a complaint against the Company’s U.S. subsidiary and fifty other defendants, involving a total of one hundred thirty generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol ranitidine, tizanidine and zoledronic acid.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

33. Contingencies (continued)

Plaintiffs allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint; The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

v)	Antitrust Complaint Filed by Walgreen Company:

On December 11, 2020, Walgreen Company filed a complaint against the Company’s U.S. subsidiary and fifty-four other defendants, involving a total of one hundred eighty-eight generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. Walgreen asserts claims on its own behalf and as assignee of Amerisource Bergen for drugs that Amerisource Bergen sold to Walgreen. The Company’s U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol, ranitidine, tizanidine and zoledronic acid. Plaintiff alleges that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

w)	Antitrust Complaint Filed by CVS Pharmacy Inc.:

On December 15, 2020, CVS Pharmacy, Inc., filed a complaint against the Company’s U.S. subsidiary and fifty-seven other defendants, involving a total of four hundred four generic drugs, alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. CVS Pharmacy asserts claims on its own behalf and as assignee of Cardinal Health and McKesson for drugs that Cardinal Health and McKesson sold to CVS Pharmacy, Inc. The Company’s U.S. subsidiary is specifically named with respect to seven drugs: ciprofloxacin ER, glimepiride, meprobamate, oxaprozin, pravastatin, tizanidine and zoledronic acid. Plaintiff alleges that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

x)	Antitrust Complaint Filed by Various Counties, Cities and Insurance Companies:

On December 15, 2020, a Complaint was filed in the Supreme Court of the State of New York, Suffolk County, by a group of 22 plaintiffs against the Company and 55 other defendants. Plaintiffs include 14 New York Counties (Albany, Cattaraugus, Chemung, Chenango, Columbia, Erie, Essex, Livingston, Monroe, Oneida, Onondaga, Otsego and Schuyler), the Town of Amherst, New York, the City of Poughkeepsie, New York, the City of Mobile, Alabama, the Counties of Osceola, Florida, and Shelby, Tennessee, and three insurance companies (Magnacare Insurance, Mebco and WCA Group Health Trust). The case has been removed to the United States District Court for the Eastern District of New York and is in the process of being transferred to, and consolidated with, the MDL-2724 litigation. The Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, DRL is specifically named with respect to 14 drugs: Allopurinol, Ciprofloxacin, Divalproex, Glimepiride, Glyburide Metformin, Isotretinoin, Lamotrigine, Meprobamate, Metoprolol Succinate, Oxaprozin, Paricalcitol, Tizanidine, Valganciclovir and Zoledronic Acid. The Complaint alleges violations of Sections 1 and 2 of the Sherman Act, as well as violations of the Antitrust Statutes of Alabama, Florida, New York and Tennessee and Unjust Enrichment claims under the laws of Alabama, Florida, New York and Tennessee. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

Note on Antitrust Complaints

The Company believes that the aforesaid asserted claims in subsections a) though x) above are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements of the Company.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and adds an additional 20 generic drug companies. The Amended Statement of Claim also removes the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

33. Contingencies (continued)

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion’s complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company’s motion to dismiss the complaint on the jurisdictional matter. The Company’s interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion’s complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements of the Company.

Civil Litigation and Arbitration with Hatchtech Pty Limited

On September 7, 2015, the Company’s Swiss subsidiary, Dr. Reddy’s Laboratories, S.A., entered into an Asset Purchase Agreement (“APA”) with Hatchtech Pty Limited (“Hatchtech”). Pursuant to the APA, the Company’s subsidiary acquired from Hatchtech the patented product Xeglyze®, a topical lousicidal lotion for the treatment of head lice, and all rights in the product. The APA provides that the Company would seek to obtain New Drug Application (“NDA”) approval from the U.S. FDA, and would then commercialize the product in the United States. The APA specifies certain milestone payments to be paid by the Company’s Swiss subsidiary to Hatchtech, including a U.S.$20 NDA approval milestone payment, a U.S.$25 ovicidal label approval milestone payment, and certain net sales milestone payments.

On July 24, 2020, the Company received the NDA approval from the U.S. FDA for the Xeglyze® product.

On September 25, 2020, the Company’s Swiss subsidiary filed an action in Delaware Chancery Court against Hatchtech to rescind the APA based upon claims of fraud, negligent misrepresentations and mutual mistake in connection with the acquisition of the product Xeglyze®, which was dismissed as being untimely under the Delaware statute of limitations.

On October 8, 2020, Hatchtech filed an arbitration demand against the Swiss Subsidiary before the American Arbitration Association (“AAA”), International Center for Dispute Resolution (“ICDR”), in New York City, claiming that it was owed U.S.$20 for the NDA approval milestone and U.S.$25 for the ovicidal label approval milestone.

On January 25, 2021, the Company’s Swiss subsidiary filed a Writ of Summons and Statement of Claim in Victoria at Melbourne, Australia, against Hatchtech (as a nominal party), certain of its officers and a principal shareholder, alleging misrepresentations in connection with the acquisition of the Xeglyze® product and seeking damages and other relief.

Based on its best estimate, the Company had recorded a provision for potential liability of U.S.$20 relating to the AAA-ICDR arbitration filed by Hatchtech and believed that the likelihood of any further liability that may arise pursuant to that arbitration to be not probable.

On June 14, 2021, the Company received the arbitration decision and award issued by the AAA-ICDR in favor of Hatchtech in an amount of U.S.$46.25 towards milestone payments, interest and fees.

As this constitutes an adjusting subsequent event, the consolidated financial statements for the year ended March 31, 2021 were adjusted to reflect the impact of this event by recognizing the balance amount of U.S.$26.25 in the consolidated income statement.

Of the total amount of U.S.$46.25 awarded to Hatchtech, the amount of U.S.$45 (Rs.3,291) was recognized in the consolidated income statement under the heading “Impairment of non-current assets” and the balance of U.S.$1.25 (Rs.91) was recognized under the heading, “Selling, general and administrative expenses”.

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

33. Contingencies (continued)

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

The settlement is subject to the approval of the court and may be terminated prior to court approval pursuant to the grounds for termination set forth in the Stipulation. Subject to the terms of the Stipulation, in exchange for the settlement consideration, the lead plaintiff and members of the settlement class who do not opt-out of this settlement would release, among other things, the claims that were asserted, or that they could have asserted, in this class action. In entering into the settlement, the defendants do not admit, and explicitly deny, any liability or wrongdoing of any kind.

Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation.

As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company’s consolidated income statement for the year ended March 31, 2020.

The amount payable to the plaintiffs on account of the settlement and the corresponding receivable from the insurer have been presented under “other current assets” and “other current liabilities”, respectively, in the consolidated statement of financial position of the Company as of March 31, 2020.

On December 23, 2020, the court issued a final order and judgment approving the settlement. Pursuant to the settlement/court order, the escrow was funded on January 4, 2021. The effective date of the settlement occurred on February 1, 2021, upon transfer of the settlement fund balance into the final escrow account. As the transfer of funds to the final escrow account constitutes settlement of liability, the amount of liability has been derecognized during the three months ended March 31, 2021.

Internal Investigation

The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The investigation is ongoing. The Company has disclosed the matter to the U.S. Department of Justice, Securities and Exchange Commission and Securities Exchange Board of India. While the matter may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the probability of such action and the outcome are not reasonably ascertainable at this time.

Other matters

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of the Company’s subsidiaries in the United States, received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. The Company responded to all of the Texas AG’s requests to date.

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

Subpoenas from the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the office of the Attorney General for the State of Connecticut

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

Civil Investigative Demand from Civil Division of the DOJ

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

On April 24, 2019, based upon the judgment of the NGT, Chennai dated October 24, 2017, the Government of Telangana has issued GO.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year, i.e., March 31, 2019. Accordingly, the Company made a provision of Rs.29.4, representing the probable cost of expansion, during the year ended March 31, 2019.

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

33. Contingencies (continued)

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

Indirect taxes related matters

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

The Company has recorded a provision of Rs.51 as of March 31, 2021 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

33. Contingencies (continued)

Notices from Commissioner of Goods and Services Tax, India

In the months of November 2019 and January 2020, the Commissioner of Goods and Services Tax, India issued notices to the Company alleging that the Company has irregularly availed input tax credit of Rs.307. The Company has received order dropping the demand.

The Company has recorded a provision of Rs.31 as of March 31, 2021 and believes that the likelihood of any further liability that may arise on account of the allegedly inappropriate claims to credits is not probable. Accordingly, no further provision was made in these consolidated financial statements.

Others

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.474. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2021.

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

34. Collaboration, License and Option Agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited ("ADTL"), a wholly-owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (as amended, the "Collaboration Agreement") with Curis, Inc. ("Curis") to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, ADTL has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug ("IND") enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

Revenues under the Collaboration Agreement consist of upfront consideration (including shares of Curis common stock) and the development and commercial milestone payments (including royalties) which are deferred and recognized as revenue over the period for which ADTL has continuing performance obligations.

As a partial consideration for the collaboration, the following shares of common stock of Curis were issued to ADTL:

	Number of Curis shares (pre-split)	Fair value
Pursuant to the collaboration agreement dated January 18, 2015	17.1 million	Rs.1,452 (U.S.$23.5)
Pursuant to an amendment to collaboration agreement dated September 7, 2016 (Common stock in lieu of receiving up to U.S.$24.5 of milestone and other payments)	10.2 million	Rs.1,247 (U.S.$18.8)

The Company has classified all of the shares of Curis common stock received, as a partial consideration for the collaboration, as an investment in equity instruments measured at FVTOCI.

In May 2018, Curis completed a 1-for-5 reverse stock split of its common stock. After giving effect to such stock split, the total number of Curis equity shares held by the Company is 5.47 million.

The following table is a summary of the details of cost, fair value, and the amount recognized in OCI of the fair value changes:

	As of March 31, 2021
	Cost		Unrealized gain		Fair value
Received on January 18, 2015	Rs.	1,452	Rs.	1,382	Rs.	2,834
Received on September 7, 2016		1,247		442		1,689
	Rs.	2,699	Rs.	1,824	Rs.	4,523

35. Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the “Scheme”) of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators.

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

 During year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India (“SEBI”). The petition for approval of the said Scheme was filed with the Hon’ble NCLT, Hyderabad Bench.

The hearings on the petition took place on April 20, 2021, and the Hon’ble NCLT reserved the issuance of an order pending its review and further analysis of the matter.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

36. Secondary listing of the Company’s ADR on NSE IFSC Limited

The Company completed the secondary listing of its American Depository Receipts (“ADRs”) on NSE IFSC Limited under the symbol ’DRREDDY’ on December 9, 2020. NSE IFSC Limited is a recognized international stock exchange established in the International Financial Services Centre (“IFSC”) at Gujarat International Finance Tec (“GIFT”) City in Gujarat, India. IFSC is one of the permissible jurisdictions where Depository Receipts can be listed in India. This listing provides a secondary platform (other than NYSE Inc.) to overseas investors for trading in the Company’s ADRs. This is a secondary listing of ADRs that are currently issued by J.P. Morgan Chase Bank N.A. under its ADR Deposit Agreement with the Company, and no further capital raising or issuance of new securities is involved.

37. Impact of COVID-19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

38. Update on Cyber Incident

On October 22, 2020, the Company experienced a cybersecurity incident related to ransom-ware. The company employed two leading cyber security incident response firms to assist with the investigation process. The incident was contained in a timely fashion and an enterprise-wide remediation was undertaken to ensure all traces of infection are completely removed from the network. Since then, the Company has strengthened a series of technical controls to augment the current cyber security posture and has also focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

39. The Code on Social Security, 2020

India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

40. Update on the warning letter from the U.S. FDA

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

40. Update on the warning letter from the U.S. FDA (continued)

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

With respect to the API manufacturing facility at Srikakulam, subsequent to the receipt of an EIR in February 2018, the Company was asked, in October 2018, to carry out certain detailed investigations and analyses and the Company submitted the results of the investigations and analyses. As part of the review of the response by the U.S. FDA, certain additional follow on queries were received by the Company, and the Company responded to all such queries in January 2019.

In February 2019, the Company received certain other follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. The U.S. FDA completed the audit on January 28, 2020. The Company was issued a Form 483 with 5 observations and responded to the observations in February 2020. In May 2020, the Company received an EIR from the U.S. FDA, for the above-referred facility, indicating closure of the audit and classifying the inspection of this facility as Voluntary Action Indicated (“VAI”). With this, all facilities under the 2015 warning letter are now determined as VAI.

Inspection of other facilities:

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities of the Company:

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

Eight observations were noted. The Company responded to the observations in September 2019.

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

October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)	One observation was noted. The Company responded to the observation in March 2020. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
February 2020	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda

Three observations were noted. The Company responded to the observations in March 2020.

In April 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.

No U.S. FDA audits were conducted during the year ended March 31, 2021.

41. Subsequent events

Please refer to Notes 6, 20 and 33 of these consolidated financial statements for the details of subsequent events relating to the business transfer agreement with Wockhardt Limited, proposed dividend and contingencies, respectively.

On June 3, 2021, the Company allotted 43,083 equity shares to various employees with an exercise price of Rs.5 each (34,610 equity shares for Rs.5 each pursuant to the DRL 2002 Plan and 8,473 equity shares for Rs.5 each underlying 8,473 ADRs pursuant to the DRL 2007 plan).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

42. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries and joint ventures as of March 31, 2021:

Name of the subsidiary/joint venture	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%(3)
Aurigene Discovery Technologies, Inc.	U.S.A.	100%(3)
Aurigene Discovery Technologies Limited	India	100%
Aurigene Pharmaceutical Services Limited (from September 16, 2019)	India	100%(3)
beta Institut gemeinnützige GmbH	Germany	100%(8)
betapharm Arzneimittel GmbH	Germany	100%(8)
Cheminor Investments Limited	India	100%
Cheminor Employees Welfare Trust	India	Refer to below footnote(16)
Chirotech Technology Limited	United Kingdom	100%(2)(5)
Dr. Reddy’s Research Foundation	India	Refer to below footnote(16)
Dr. Reddy's Employees ESOS Trust (from July 27, 2018)	India	Refer to below footnote(16)
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100%(10)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100%(10)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100%(5)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100%(10)
Dr. Reddy's Laboratories Chile SPA.	Chile	100%(10)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100%(10)
Dr. Reddy’s Laboratories Japan KK	Japan	100%(10)
Dr. Reddy’s Laboratories Kazakhstan LLP	Kazakhstan	100%(10)
Dr. Reddy’s Laboratories Louisiana, LLC	U.S.A.	100%(6)
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.	Malaysia	100%(10)
Dr. Reddy’s Laboratories New York, LLC	U.S.A.	100%(1)
Dr. Reddy's Laboratories Philippines Inc. (from May 9, 2018)	Philippines	100%(10)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100%(10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy's Laboratories Taiwan Limited	Taiwan	100%(10)
Dr. Reddy's Laboratories (Thailand) Limited (from June 13, 2018)	Thailand	100%(10)
Dr. Reddy’s Laboratories, LLC	Ukraine	100%(10)
Dr. Reddy’s New Zealand Limited	New Zealand	100%(10)
Dr. Reddy’s S.R.L.	Italy	100%(11)
Dr. Reddy's Bio-Sciences Limited	India	100%
Dr. Reddy's Laboratories (Australia) Pty. Limited	Australia	100%(10)
Dr. Reddy's Laboratories S.A.S.	Colombia	100%(10)
Dr. Reddy's Research and Development B.V. (formerly Octoplus B.V.)	Netherlands	100%(12)
Dr. Reddy's Venezuela, C.A.	Venezuela	100%(10)
Dr. Reddy’s (WUXI) Pharmaceutical Company Limited	China	100%(10)
Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited (from August 19, 2020)	China	100%(10)
DRANU LLC	U.S.A.	50%(14)(17)
DRES Energy Private Limited	India	26%(15)
DRL Impex Limited	India	100%(13)
Dr. Reddy's Laboratories B.V. (formerly Eurobridge Consulting B.V.)	Netherlands	100%(12)
Dr. Reddy’s Formulations Limited (from March 11, 2021)	India	100%
Idea2Enterprises (India) Private Limited	India	100%
Imperial Credit Private Limited	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33%(4)
Lacock Holdings Limited	Cyprus	100%(10)
OOO Dr. Reddy's Laboratories Limited	Russia	100%(10)
OOO DRS LLC	Russia	100%(9)
Promius Pharma, LLC	U.S.A.	100%(6)
Reddy Holding GmbH	Germany	100%(10)
Reddy Netherlands B.V.	Netherlands	100%(10)
Reddy Pharma Iberia S.A.U.	Spain	100%(10)
Reddy Pharma Italia S.R.L.	Italy	100%(7)
Reddy Pharma SAS	France	100%(10)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

42. Organizational structure (continued)

Name of the subsidiary/joint venture	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Svaas Wellness Limited (formerly Regkinetics Services Limited)	India	100%

(1)	Indirectly owned through Dr. Reddy’s Laboratories, Inc. (from October 29, 2020), formerly a subsidiary of Dr. Reddy’s Laboratories SA. Also, conversion from corporation to limited liability company is effective October 30, 2020.
(2)	Entity under liquidation.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)	Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as per Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company’s financial statements.
(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.
(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through OOO Dr. Reddy's Laboratories Limited.

(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia S.R.L.
(12)	Indirectly owned through Reddy Netherlands B.V.
(13)	Indirectly owned through Idea2Enterprises (India) Pvt. Limited.
(14)	DRANU LLC is consolidated in accordance with guidance available in IFRS 10, “Consolidated Financial Statements”.
(15)	Accounted in accordance with IFRS 11, “Joint Arrangements”.
(16)	The Company does not have any equity interests in this entity, but has significant influence or control over it.
(17)	Pursuant to the sale of the membership interests in DRANU, LLC, it ceased to be a joint venture effective March 31, 2021.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes
1.1	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(4)
1.2	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)
1.3	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)
1.4	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(5)
1.5	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(7)
1.6	Amended and Restated Articles of Association of the Registrant dated September 17, 2015.	(8)
2.1	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)
2.2	Description of Securities registered under Section 12 of the Exchange Act.
2.3	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)
2.4	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(6)
2.5	Dr. Reddy’s Employees Stock Option Scheme, 2018.	(9)
4.1	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)
4.2.1#	Business Transfer Agreement with Wockhardt Limited and Dr. Reddy’s Laboratories Limited dated as of February 12, 2020.
4.2.2#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of April 28, 2020.
4.2.3#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of June 9, 2020.
4.2.4#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of June 9, 2021.
8	List of subsidiaries, associates and joint ventures of the Registrant.
12.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young Associates LLP).

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(6)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(7)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(8)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.
(9)	Previously filed on September 5, 2018 with the SEC along with Form S-8.

#	Certain confidential portions of this Exhibit were omitted because they both (i) are not material and (ii) are of the type that the Registrant treats as private and confidential.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share and per share data)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

By:	/s/Erez Israeli
Erez Israeli
Chief Executive Officer

By:	/s/Parag Agarwal
Parag Agarwal
Chief Financial Officer

Hyderabad, India

June 30, 2021

