Form 20-F
period 2022-03-31
DR REDDYS LABORATORIES LTD
filed 2022-06-27
CIK 1135951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2022

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
8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
American depositary shares, each representing one equity share	RDY	New York Stock Exchange

Equity Shares*

*	Not for trading, but only in connection with the registration of American depositary shares, pursuant to the requirements of the Securities and Exchange Commission .

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

166,425,849 Equity Shares

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
☐
No
☑

Currency of Presentation and Certain Defined Terms

In this annual report on Form 20-F, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation and references to “EUR” or “euros” are to the legal currency of the European Union. Our financial statements are prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. These standards include International Accounting Standards, or “IAS”, and their interpretations issued by the International Financial Reporting Interpretations Committee, or “IFRIC”, or its predecessor, the Standing Interpretations Committee, or “SIC”. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to our “ADSs” are to our American Depositary Shares.

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

Our financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1 = Rs.75.87, as published by Federal Reserve Board of Governors on March 31, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this annual report, and the reports and documents incorporated by reference in this annual report, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	current challenges associated with conducting business globally, including uncertainty regarding the duration of military
conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

2

•
compliance, regulatory and litigation matters, including:
uncertainties regarding actual or potential legal proceedings;
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
and environmental risk;

•
other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•
the impacts of the COVID-19 pandemic on our business and operations, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; challenges associated with the adverse effects of the COVID-19 pandemic on the global supply chain; additional regulatory costs or delays in governmental processing time due to modified government operations resulting from the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic;

•
compliance matters including U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties, which risks include without limitation the following: We work with third-party distributors and other agents for the marketing and distribution of our products and, although our policies prohibit these third parties from making improper payments or otherwise violating these anti-bribery laws, any lapses in complying with such anti-bribery laws by these third parties may adversely impact us. We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial positions, results of operations, and/or cash flows;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) topics; and

•	those discussed in the sections entitled “risk factors”, “business overview” and “operating and financial review and prospects” and elsewhere in this report.

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
[Reserved]

3.B.
Capitalization and indebtedness

Not applicable.

3.C.
Reasons for the offer and use of proceeds

Not applicable.

3.D.
Risk factors

You should carefully consider all of the information set forth in this Form 20-F and in other documents we file with or furnish to the SEC
, including the following risk factors that we face and that are faced by our industry. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also affect our business operations. Our business, financial condition or results of operations could be materially or adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this report and our other SEC filings. For a summary of the risk factors included in this Item 3.D. and for further details on our forward-looking statements, see “Forward-Looking Statements and Risk Factors Summary” on page 2.

MATERIAL RISKS RELATING TO OUR COMPANY AND OUR BUSINESS

If we fail to comply with the regulatory standards of various regulatory agencies in manufacturing of quality products, it may have potential impact on our business, financials and operations
.

Governmental authorities, including among others the U.S. Food and Drug Administration (“U.S. FDA”), the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”), heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic inspections are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in an inspection observation (on Form 483, if from the U.S. FDA), or a subsequent investigative letter which may require further corrective actions. In recent years, a number of Indian generic pharmaceutical companies have been issued Official Action Initiated (“OAI”) status notices and warning letters by the U.S. FDA. A significant proportion of our manufacturing base of active pharmaceutical ingredients and formulations plants servicing the United States and other markets of our Global Generics business is based out of India. While our quality practices and quality management systems are designed and maintained in a manner to comply with the highest regulatory and quality standards, the inspections may often lead to non-conformity observations requiring corrective actions. Based on the criticality of the observations and the circumstances, the U.S. FDA may classify the inspection as Voluntary Action Initiated (“VAI”) status or OAI status, may issue warning letters and/or place our products on import alert detention lists. More generally, unless and until an issue, raised in a warning letter from the U.S. FDA is resolved to the agency’s satisfaction, they may withhold approvals of new products and new drug applications, issue import alert notices and/or take additional regulatory or legal action. The delay in approvals due to moving to an alternate site or alternate vendor, or the cost incurred in connection with remedial actions, can have significant adverse impacts on ongoing business, financial results and operations.

We deal with numerous third party manufacturers and, despite our oversight, any lapse in their quality practices and quality management systems could lead to similar adverse outcomes in the event of an inspection by the U.S. FDA.

In recent years China has introduced numerous reforms and proposals that attempt to address requirements for drug development and registration, including greater adoption of international technical guidelines and practices by the government. However, its unique regulatory requirements and procedures continue to pose challenges for multinational companies.

If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities or if a regulatory agency delays or denies approvals for new products, it may affect realization of product revenues.

Our research and development activities are heavily regulated. If we fail to comply fully with applicable regulations, then there could be a delay in the submission or approval of potential new products for marketing approval. In addition, the submission of an application to a regulatory authority does not guarantee that approvals required to market the product will be granted. Each authority may impose its own requirements and/or delay or refuse to grant approval, even when a product has already been approved in another country. This approval process increases the cost of developing new products to us and increases the risk that we will not be able to successfully sell such new products.

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

The regulatory requirements are still evolving in many markets where we sell or manufacture products, including our biologic drugs
, and regulatory requirements may be unclear due to lack of precedents, among other reasons, which may lead to delays in product approvals or other sanctions. In the United States, the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created a statutory pathway and abbreviated approval processes for the approval of biosimilar versions of branded biological products. While the U.S. FDA has issued guidelines, the regulatory policies in this area are still evolving. Further, while a number of legal challenges concerning the requirements of the abbreviated biosimilar pathway, patent exchange and other provisions of BPCIA have been adjudicated in U.S. courts, legal challenges concerning FTO, patent exchange and trade matters, among others, continue.

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

From time to time we also acquire in-process research and development assets, which require significant resources and expenditure to continue to develop, both through our own efforts and through collaborations. Because of the inherent risk associated with research and development efforts in our industry, including the high cost and uncertainty of conducting clinical trials (where required), such efforts may not result in the successful introduction of new pharmaceutical products approved by the relevant regulatory bodies.

Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized. Refer to Note 14 of our consolidated financial statements for details of impairment of other intangible assets.

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

These pressures are particularly strong given the persistently weak economic and financial environment in many countries and the increasing demand for healthcare resulting from the aging of the global population and associated increases in non-communicable diseases. These pressures are further compounded by consolidation among distributors, retailers, private insurers, managed care organizations and other private payors, which can increase their negotiating power. In addition, these pressures are augmented by intense publicity regarding the pricing of pharmaceuticals by our competitors, as well as government investigations and legal proceedings regarding pharmaceutical pricing practices. Refer to Note 32 (“Contingencies”) of our consolidated financial statements for current investigations and legal proceedings. In many countries in which we currently operate, pharmaceutical prices are increasingly subject to regulation.

Our products continue to be subject to increasing price and reimbursement pressure that can limit the revenues we earn from our products in many countries due to, among other things:

•	the existence of government-imposed price controls, tender systems, mandatory discounts and rebates, and pricing transparency mandates;
•	more governments using international reference pricing to set the price of drugs based on international comparisons (Refer to “Our Principal areas of Operations - Global Generic segment” in Item 4.A. below for details);
•	increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates;
•	increase in cost containment policies related to health expenses in the context of economic slowdown; and
•	more demanding evaluation criteria applied by Health Technology Assessment (“HTA”) agencies when considering whether to cover new drugs at a certain price level.

We expect these efforts to continue as healthcare payors around the globe, in particular government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare.

We have concentrations of sales to certain customers, and consolidation among distributors and pharmaceutical companies could increase the concentration risk and also adversely impact our business prospects.

In the United States, similar to other pharmaceutical companies, we sell our products through wholesale distributors and large retail chains in addition to hospitals, pharmacies and other groups. During the year ended March 31, 2022, our ten largest customers accounted for approximately 80%
of our North America Global Generics segment’s revenues, and two of these customers collectively represented approximately 14% of our total company revenues. Refer to Note 5 (under “Information about major customers”) of our consolidated financial statements for certain major customer details. As discussed above, industry consolidation trends have resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business.  Any further consolidation may lead to incremental pricing pressure.

We operate in a highly competitive and rapidly consolidating industry which may adversely affect our revenues and profits.

O
u
r products face intense competition from products commercialized or under development by competitors in all of our business segments based in India, the United States and other markets. Many of our competitors have greater financial resources and marketing capabilities than we do.

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

The U.S. FDA has established new steps to enhance competition, promote access and lower drug prices and is approving record-breaking numbers of generic applications. While these improvements are expected to benefit our generic product pipeline, they will also benefit competitors that seek to launch products in established generic markets where we currently offer products. The U.S. FDA’s efforts to increase the pace at which generics enter the market has also resulted in a trend of many first time generic manufacturers entering the market, which is further increasing competition in the market and increasing pressure on pricing.

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

Consolidation and integration of the drug wholesalers, retail drug chains, private insurers, managed care organizations and other purchasing organizations may continue to adversely affect pharmaceutical manufacturers. Such consolidations has resulted in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. We expect this trend of increased pricing pressures to continue. Such pressures have reduced, and could continue to reduce, our revenue, margins and profitability
.
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

Our policies mandate compliance with these anti-bribery laws, which if not complied, often carry substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts. Failure to comply may also result in reputational damages.

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

We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Refer to Note 32 (under “Contingencies - Internal Investigation”) of our consolidated financial statements for current internal investigation details.

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

Our business is dependent upon increasingly complex and interdependent information technology (“IT”) systems, including internet and cloud based systems, to support our business processes as well as internal and external communications. In addition, our businesses and operating models increasingly depend on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion, computer viruses and other cyber-attacks.

Like many companies, we may experience certain of these events given that the external cyber-attack threat continues to grow. For example, as previously disclosed, we experienced a cybersecurity incident related to ransom-ware in October 2020.  Although we and our third party service providers have invested in measures to reduce these risks, we cannot be assured that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data. Any such compromise or disruption may result in the loss, theft or unauthorized disclosure of key information and/or disruption of production and business processes, such as the conduct of scientific research and clinical trials, the submission of the results of such efforts to regulatory authorities in support of requests for product approvals, the functioning of our manufacturing and supply chain processes, our compliance with legal obligations and other key business activities, any of which could materially and adversely affect our business.

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

In our pursuit of operational excellence, several change management initiatives across our organization are ongoing, including but not limited to information technology automation in the areas of manufacturing, research and development, supply chain and shared services.  As part of our resiliency strategy, we have an IT disaster recovery plan in place for our key applications in order to minimize impacts from any unanticipated events and breakdowns.

We have outsourced our IT hardware and applications in order to improve IT capability and performance. Any failure by such outsourced service providers to deliver timely and quality services and to co-operate with one another could create disruption, which could materially adversely affect our business or results of operations. Further, any failure by us to effectively manage such change initiatives or implement adequate controls in automation, security or availability of information technology systems could have a material adverse effect on our business.

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

While our personnel are working remotely due to the COVID-19 pandemic, the risk of cyber incidents may be increased and our dependence on secure access from remote work locations has increased. If our information technology systems are unsuccessfully implemented, fail, suffer errors or interruptions, or become unavailable, that might have a materially adverse impact on our business operations and our financial position or results of operations.

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

In late February 2022, Russia initiated military action against Ukraine. In response, the United States and certain other countries imposed significant sanctions and trade actions against Russia. While the broader economic consequences of the military conflict are currently difficult to predict, geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global geopolitical and economic environment, which could in turn adversely impact our operations and growth in Russia and other countries of the former Soviet Union. For details on the impacts of this conflict on our business, see the discussion in Section 4.B. of this report under “Our Principal Areas of Operations - Global Generics Segment - Russia and other Countries of the former Soviet Union and Romania - Impact on our Operations due to the military conflict between Russia and Ukraine.”

If the relationship between Russia and the United States significantly worsens, or if Russia, the United States, or other countries impose additional economic sanctions or supply chain restrictions, or if the military conflict between Russia and Ukraine results in significant further deterioration of the local economies of Russia, Ukraine and its neighboring countries, it could adversely impact our sales or cost of doing business in the region.

We continue to monitor the effects of this military conflict, as well as to monitor significant political, legal, regulatory and other susceptible economic developments in these regions and attempt to mitigate our exposure where possible. However, mitigation is not always possible, and our international operations could be adversely affected by political, legal, regulatory and economic developments, such as changes in capital and exchange controls; expropriation and other restrictive government actions (e.g. Ukrainian Law restricting the circulation of medicines of a marketing authorization holder affiliated directly or indirectly with entities in Russia and Belarus, as adopted by the Ukrainian Parliament in May 2022); intellectual property protection and remedy laws; trade regulations; procedures and actions affecting approval, production, pricing, distribution and marketing of, reimbursement for and access to our products; and intergovernmental disputes, including embargoes and/or military hostilities.

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

We are
subject to laws and regulations governing the collection, use and transmission of health information, including personal data. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business. The European Union’s General Data Protection Regulation (“GDPR”) that became fully effective in May 2018, implemented stringent requirements on how a company may gather, retain, use and manage personal and sensitive data, as well as mandatory data breach notification requirements.  The GDPR grants national authorities the power to apply fines of up to EUR 20 million or 4% of the previous financial year’s global turnover (whichever is greater) to the worst violations.

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

Other countries in which we do business have, or are developing, laws governing the collection, use and transfer of personal information that may affect our business or require us to adapt our technologies and organizational measures. Some countries, including India, are considering legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements.

Legal requirements relating to the collection, storage, handling, and transfer of personal information and personal data continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

New regulatory developments continue to arise that impact the ability for personal data to be shared freely across international borders. Recent examples include data localization requirements in China’s new personal information law, alongside European Union regulatory guidance further limiting the ability to transfer personal data from the European Union to the rest of the world.

These data protection laws and similar initiatives could increase the cost of developing, implementing or maintaining our information technology systems and require us to allocate more resources to compliance initiatives thereby increasing our costs.

In addition, a failure by us, or our third-party vendors, to comply with applicable data privacy and security laws could result in financial, legal, business, and reputational harm and may have a material adverse effect on the way we operate our business, our financial condition and results of operations.

Evolving third-party relationships beyond the traditional vendor/supplier model and the increased use of digital solutions and applications represents privacy challenges. In addition, there is increasing regulatory interest in emerging technologies. This will require us to assess our
capabilities in these areas.

Reduced or regulated ground water availability due to irregular weather patterns may cause droughts, thereby impacting business continuity.

Ground water availability may be adversely impacted by droughts due to irregular weather patterns. In case there is no alternate source of water during peak summers for reasons relating to high treatment cost, adequate water quality or availability, it could adversely impact our operations. Further if tighter legal compliance for ground water usage and continuous monitoring of water levels are implemented, it could lead to restricted availability of water which could adversely impact our operations and create business interruptions.

Risks from disruption to production, supply chain or operations from natural disasters or climate change, and the impacts of laws intended to mitigate climate change, could adversely affect our business and operations and cause our revenues to decline.

If flooding, droughts, hurricanes, tornados, wildfires, earthquakes, volcanic eruptions or other natural disasters or extreme weather events were to directly damage, destroy or disrupt our manufacturing facilities or facilities of our suppliers, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. A significant portion of our manufacturing facilities are situated around Hyderabad, Vishakhapatnam and Baddi, India, regions that have experienced earthquakes, floods or droughts in the past. Even if we take precautions to provide back-up support in the event of such a natural disaster, the disaster may nonetheless affect our facilities, harming production and ultimately our business. And, even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. The impact of such occurrences depends on the specific geographic circumstances but could be significant. Current or future insurance arrangements may not provide protection for losses that may arise from such events, particularly if such events are catastrophic in nature or occur in combination.

Climate change has the potential to increase the frequency and severity of natural disasters and extreme weather events. In addition, laws or regulations intended to limit greenhouse gas emissions or water usage, such as carbon pricing, taxes on emissions, fuel and energy, or to mitigate the impacts of climate change may become more prevalent, which could increase our operating costs and the costs charged by suppliers. These events could have a material adverse effect on our business.

If we fail to comply with environmental laws and regulations, or face environmental litigation, our costs may increase or our revenues may decrease.

We may incur substantial costs complying with requirements of environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. In all countries where we have production facilities, we are subject to significant environmental laws and regulations that govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and that could require remediation of contaminated soil and groundwater, which could cause us to incur substantial remediation costs that could adversely affect our consolidated financial position, results of operations or liquidity. Refer to Note 32 (“Contingencies - Environmental matters”) of our consolidated financial statements for further details on current environmental matters.

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
Current or prospective employees may have changing expectations around workplace flexibility and the importance of a diverse and inclusive workplace culture, and a failure to meet these evolving expectations may result in reduced ability to attract and retain talent.
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

The COVID-19 pandemic and responses to curtail the pandemic have presented a number of risks and challenges for our business, including among others its impacts on the global supply chain, on governmental processing time for product and patent approvals, on employees (including work-from-home policies and other social distancing policies to reduce the risks to the health and safety of employees) and on the economy in general.
In
the year ended March 31,
2022, we did not experience significant impacts or delays from the COVID-19 pandemic on our business operations. However, we had experienced certain disruptions relating to this pandemic during the year ended March 31, 2021, and we cannot be certain whether COVID-19 will adversely impact our business operations and results in future periods.

Although new digital capabilities for sales are being implemented, reduced interaction with health care professionals during onset of COVID waves can lead to slower market penetration for recently launched products.
Although we increased spending on logistics as we explored alternate routes during recent past, COVID
-19
outbreaks can disrupt our supply chain and result in the inability of our suppliers to deliver components or raw materials on a timely basis, thus exposing us to the risk of temporary disruptions in manufacturing or our ability to deliver materials or finished products to our customers.
Increased demand for certain classes of drugs, such as respiratory and immunity medicines, has required production escalations that can potentially result in overstocking, changes in the supply dynamics and forecasting disruptions.
While we expect to be able to continue our operations and to satisfy the demand for our products, while protecting the health and safety of our employees and customers, the uncertainty surrounding the pandemic may result in a period of business disruption. The new working environment, with many employees working remotely, can potentially expose us to cyber-attacks and data security breaches. If such breach were to recur, it may have a material adverse effect on our business, operations and reputation.
Despite
the foregoing and certain other measures that we continue to undertake in order to transact business, it is difficult to forecast the broad economic downturn and unemployment rate increase that could be associated with the COVID-19 pandemic in 2022, which may itself materially affect our business.
We have taken precautionary measures, and may take additional measures, intended to minimize the risk of the COVID-19 pandemic to our employees and operations. The extent of the impact of the COVID-19 pandemic on our operations will depend on the duration and spread of the COVID-19 pandemic and long-term impact on the world’s economy, all of which are uncertain and cannot be predicted. Any COVID-19 related disruption could have a material adverse impact on our business and financial performance.

If we elect to sell a generic product prior to the final resolution of outstanding patent litigation, we could be subject to liabilities for damages.

At times we seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we might be involved in patent litigation, the outcome of which could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in this manner, if the final court decision is adverse to us, we could be required to cease the sale of the infringing products and face substantial liability for patent infringement. These damages may be significant as they may be measured by a royalty on our sales or by such damages as may be awarded by the court as a result of final litigation outcome. Refer to Note 32 (“Contingencies”) for further details on our current product and patent related litigations.

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

For example, certain products forming part of the ANDAs portfolio we acquired from Teva and an affiliate of Allergan were impaired during the years ended March 31, 2021 and 2020. Refer to Note 14 (“Other Intangible Assets”) of our consolidated financial statements for further details. Our results of operations may suffer if these products are not timely developed, approved or successfully commercialized.

Class action lawsuits could expose us to significant liabilities, result in negative publicity, harm our reputation and have a material adverse effect on the price of our ADSs.

Shareholders of a public company sometimes bring securities class action lawsuits against the company following periods of instability in the market price of that company’s securities. Refer to Note 32 (“Contingencies”) of our consolidated financial statements for details on our current securities class action lawsuits. As a public company grows in size, the risk of such litigations may increase. If we were to be sued in any such class action suit, irrespective of the merits of the underlying case, it could have adverse effects on us, including among other things: (a) a diversion of management’s time and attention and other resources from our business and operations, which could harm our results of operations; (b) negative publicity, which could harm our reputation and restrict our ability to raise capital in the future; (c) require us to incur significant expenses to defend the suit; and (d) if a claim against us is successful, we may be required to pay significant damages and, in certain circumstances, to indemnify our directors and officers if they are named as defendants in the class action suit. Any of the foregoing could, individually or in the aggregate, have a material adverse effect on our financial condition and results of operations and/or the price of our ADSs.

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

With an increased focus from key stakeholders on climate-related and other environmental, social and governance (“ESG”) disclosures, an inadequate performance and management of ESG topics could materially affect our growth and reputation.

In recent years, in addition to financial results, companies are increasingly being judged by their ESG practices. Several global and national organizations including ESG rating agencies, research analysts, and disclosure and standards organizations evaluate our work through in-depth analyses of our sustainability efforts. These include reviews of our publicly available documents, as well as independent quantitative and qualitative assessments, often involving discussions with our management and employees. The results of these ratings are publicly and widely available. Any negative score could adversely impact our reputation and brand value, and the trust placed in us by our stakeholders. As a result, this could negatively impact our ability to attract and retain employees, the implementation of our strategic objectives, our operations and financial results, our access to capital and our share price.

Due to our role in healthcare and society at large, we are expected to move to a primarily patient-centric business model and manage social factors such as market access, equitable pricing strategies, and responsible intellectual property management.

Implementing our ESG strategy requires a strong governance framework including responsible practices and commitment on business ethics, compliance, quality, transparency, and anti-corruption. Any failure in governance, performance management, or ESG strategy execution could lead to us being unable to meet our ESG goals, and could result in the adverse effects described above.

We are expected to plan for ESG risks due to climate change and environment degradation, adapt to the realities of climate change, and disclose any material effect it may have on our business, financial condition, and results of operations. Inadequate management of environmental resources could lead to higher operational costs, and incidents that could harm our communities and the environment, leading to financial and reputational implications. Moving to new, more sustainable solutions for resource conservation may require increased capital expenditure.

We are subject to various laws and regulations concerning, among other things: employee safety; product safety; the handling, transportation, storage, use and disposal of chemicals; and the discharge of regulated materials and pollutants into the environment. Failure to adapt to or comply with regulatory requirements, or investor or stakeholder expectations and standards, on these ESG matters could negatively impact our reputation or harm our business.

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

California passed the Preserving Access to Affordable Drugs (AB-824), legislation that could adversely impact our ability to settle patent litigations. The law, which took effect on January 1, 2020, creates a presumption that a patent settlement has anti-competitive effects, and thus violates California's state antitrust law, if it provides for the generic pharmaceutical company to receive “anything of value” from the branded pharmaceutical company and if the generic pharmaceutical company agrees to delay the launch of a generic product for any period of time. The law specifically identifies exclusive licenses and agreements by the branded pharmaceutical company “not to launch an authorized generic version” of its branded product as things of value that would trigger the presumption. Such presumption may make it more difficult to negotiate settlement agreements which are subject to this new law.

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

Our overall profitability depends, among other things, on our ability to continuously and timely introduce new generic products. Our success in doing so depends, in large part, on two important factors:

•
Our ability to obtain patents and to protect trade secrets and other intellectual property rights for our products. Our failure to adequately protect our intellectual property would allow competitors to market products similar to ours or impact our market leadership for our products. Such situations may materially and adversely impact our business.

•
In addition, we need to ensure that our products do not infringe on the proprietary rights of others. Our competitors may have filed patent applications, or hold issued patents, relating to products or processes that compete with those we are developing, or their patents may impair our ability to successfully develop and commercialize new products. Our business may be materially and adversely impacted if we fail to identify such competing patents early on and are not able to develop a non-infringing strategy for such patents.

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

We handle dangerous materials including explosive, toxic and combustible materials. If improperly handled or subjected to the wrong conditions, these materials could hurt our employees, cause damage to our properties and harm the environment. Also, changes in business and operations in our plants
, from new products or increased demand for existing products, can pose increased safety hazards. Such hazards need to be addressed through training, industrial hygiene assessments and other safety measures and, if not carried out, can lead to industrial accidents.

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

Our indust
ry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective, and can be potentially life-threatening.

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

For example, this has resulted in more than 90% of generic products currently sold in German retail
“
pharmacies”
being supplied through contracts procured in competitive bidding tenders, thereby causing significant pressure on product margins.

If we fail to maintain a supply of compliant, quality product
, it may adversely affect our reputation and our business
.

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

•
other manufacturing or distribution problems, including changes in manufacturing production sites, limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, or physical limitations or other business interruptions that could impact continuous supply and;

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

Currently, we are entitled to certain tax exemptions under Indian tax laws. These exemptions are applicable to income derived from manufacturing facilities located in certain tax exempted zones. Any changes in these laws or their application may increase our tax liability and thus adversely affect our financial results.

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

Labor laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business. As of March 31, 2022, approximately 3.4% of our employees belonged to a number of different labor unions. If we experience problems with our labour unions, that may adversely affect our production capacity and our overall results and operations.

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

If the world economy is affected due to acts of terrorism, wars or regional hostilities, it may adversely affect our business and results of operations.

Several areas of the world, including India, have experienced terrorist acts and retaliatory operations in recent years. Local disturbances, terrorist attacks, riots, social disruption, wars, or regional hostilities in the countries in which we or our partners and suppliers operate (including but not limited to Russia and Ukraine) could affect the economy, our operations and employees by disrupting operations and communications, making travel and the conduct of our business more difficult, and/or causing our customers to be concerned about our ability to meet their needs.
If the economy of any of our key markets (including but not limited to the United States, the United Kingdom, Germany, India, China, Russia, and Ukraine) is affected by such acts, our business and results of operations may be adversely affected as a consequence.

From time to time we enter new markets, and face risks arising out of our limited knowledge of the market and the customs, laws and regulatory systems that may apply.

From time to time, we enter new markets in which we have limited knowledge of the market and the customs, laws, regulatory, political and social systems that may apply. Our success in these new markets is dependent upon the acceptability of our product and brand, the ease of doing business in such market and various other social and economic factors that may be specific to such market. Further, limitations by the local authorities of repatriation of generated funds may pose a risk to our success in these new markets. Our sales and profit margins may be adversely affected if we fail to provide competitive options in the market or our brands fail to gain acceptability in the market.

EMERGING RISKS

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

In addition, there has recently been an accelerated rate of inflation (a trend which is expected to continue in the near future) that has resulted, and may continue to result, in increased costs of labor, raw materials, other supplies & commodity prices and freight and distribution costs, among others.

For the pharmaceutical industry, the pricing dynamics of our products generally does not provide the opportunity to pass on such costs to customers. Inflation may also result in higher interest rates and increased costs of capital.

Increasing use of social media and mobile communication tools could give rise to liability or breaches of data security.

We and our business associates are increasingly relying on social media and mobile communication tools as a means of communications. To the extent that we seek as a company to use these tools as a means to communicate about our products or about the diseases our products are intended to treat, there are significant uncertainties as to either the rules that apply to such communications, or as to the interpretations that health authorities will apply to the rules that exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of social media and mobile communication tools for such purposes may cause us to nonetheless be found in violation of them. In addition, because of the universal availability of social media and mobile communication tools, our associates or third parties may make use of them in ways that may not be sanctioned by us, and that may give rise to liability, or that could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such uses of social media and mobile communication tools could have a material adverse effect on our business, financial condition and results of operations.

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

RISKS RELATING TO INVESTMENTS IN INDIAN COMPANIES

We are an Indian company. Our headquarters are located in India, a substantial part of our operations are conducted in India, and a significant part of our infrastructure and other assets are located in India. In addition, a portion of our total revenues for the year ended March 31, 2022 continued to be derived from sales in India. As a result, the following additional risk factors apply that are not specific to our company or industry.

We may be subjected to additional compliance and litigation risks as a result of periodic amendments in certain key Indian regulations, including The Indian Companies Act, 2013, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Foreign Exchange Management Act, 1999 and other laws, regulations, as applicable to our company.

As a company that is incorporated in India, we are governed by certain key Indian rules and regulations, including the Indian Companies Act, 1956, as amended, and The Companies Act, 2013. Some of the significant changes from The Companies Act, 2013 were in the areas of board and governance processes, boardroom responsibilities, disclosures, corporate social responsibility, audit matters, initiation of class action suits by shareholders or depositors, fraud reporting and whistle-blower mechanisms.

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

Key features of the Listing Regulations include:

•	A framework has been prescribed for disclosure of material events and information by listed entities to the Indian stock exchanges. Certain events mentioned in the regulations are deemed material and disclosure is mandatory. Subject companies are also required to make adequate disclosure of events or information which may have material effect. Certain events are to be disclosed based on application of the guidelines for materiality as prescribed. The Board of Directors is required to frame a policy for determination of materiality and disclose the same on the website of the company.

•	Entities are required to frame policies on preservation of documents, determination of material subsidiaries, risk management, code of conduct, remuneration of directors, key managerial personnel and other employees, board diversity, materiality of related party transactions and dealing with related party transactions, criteria for evaluation of directors, and certain other matters.

However, certain provisions of the Companies Act, 2013 and SEBI Listing Regulations provisions are subject to varying interpretations and their application in practice may evolve over time as additional guidance is provided by regulatory and governing bodies. Further, the Companies Act, 2013, the rules made thereunder and the SEBI Listing Regulations have been and are being amended from time to time.

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

Risks Relating to our ADSS
THAT ARE NOT SPECIFIC TO OUR COMPANY OR INDUSTRY

Our principal shareholders have significant influence over us and, if they take actions that are not in the best interests of our minority shareholders, the value of their investment in our ADSs may be harmed.

Our full time executive directors and members of their immediate families, in the aggregate, beneficially owned 26.72% of our issued shares as of March 31, 2022. As a result, these people, acting in concert, are likely to have the ability to exercise significant influence over most matters requiring approval by our shareholders, including the election and removal of directors and significant corporate transactions. This significant influence by these directors and their family members could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. As a result, the value of the equity shares and/or ADSs of our minority shareholders may be adversely affected or our minority shareholders might be deprived of a potential opportunity to sell their equity shares and/or ADSs at a premium.

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

The global pandemic, geo-political conflicts, persistently weak global economic and financial environment in many other countries, particularly emerging market countries, and increasing political and social instability could have a material adverse effect on our business and the price and liquidity of our shares and our ADSs.

It is uncertain how long the effects of global pandemic, geo-political conflicts, persistently weak global economic and financial environment, and increasing political and social instability in many other countries, particularly emerging market countries will last, or whether economic and financial trends will worsen or improve. These effects could have a material adverse effect on our business and the price and liquidity of our shares and our ADSs.

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

Investors who hold our ADSs may not be able to sell their ADSs at or above the price at which they purchased such ADSs. The price of our ADSs fluctuate from time to time, and we cannot predict the price of our ADSs at any given time. The risk factors described herein could also cause the price of our ADSs to fluctuate materially.

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

The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.

Our ADSs trade on the NYSE in U.S. Dollars. Since the equity shares underlying the ADSs are listed in India on the BSE and the NSE and trade in Indian Rupees, the value of the ADSs may be affected by exchange rate fluctuations between the U.S. dollar and the Indian Rupee. In addition, dividends declared, if any, are denominated in Indian Rupees, and therefore the value of the dividends received by the holders of ADSs in U.S. Dollars will be affected by exchange rate fluctuations.

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

Key business developments:

Agreement with Alium JSC

During the year ended March 31, 2022, we entered into an agreement with Alium JSC for the sale of territorial rights relating to two of our anti-bacterial brands (Ciprolet® and Levolet®) in Russia and certain countries of the former Soviet Union. The consideration for the arrangement was Rs.1,971 million and we recognized revenue of Rs.1,774 million for the performance obligations relating to the milestones met. The transaction pertains to our Global Generics segment.

Agreement with BioDelivery Sciences International, Inc.

In August 2021, we sold our U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.
Under the terms of agreement, the Company was entitled to receive U.S.$6 million up front at the closing, U.S.$9 million one year from the closing, event based milestone payments upon achievement of certain regulatory approvals; sales-based milestone payments; and quarterly earn-out payments based on a percentage (which varies based on sales volumes) of net sales of the product in the territory. The Company recognized an amount of Rs.1,084 million as a licensee fee from this transaction. This transaction pertains to the Company’s Proprietary Products segment.

Acquisition of Nimbus Health GmbH

On February 3, 2022, we entered into an agreement with Nimbus Health GmbH (“Nimbus Health”) to acquire 100% share capital of Nimbus Health along with the existing employees for an upfront payment of Rs. 337 million plus performance and milestone-based earn-outs over the next four years. We completed the acquisition effective as of February 24, 2022. Nimbus Health is a privately owned, licensed pharmaceutical wholeseller from Germany focusing on medical Cannabis in the region. The acquisition will allow us to build on Nimbus Health`s strengths and introduce medical cannabis-based medicines as a promising treatment options for patients.

Refer to Note 6 of our consolidated financial statements for further details.

Agreement with Citius Pharmaceuticals, Inc.

In September 2021, we sold all our rights to E7777 (
denileukin diftitox,
an engineered IL-2-diphtheria toxin fusion protein and
anti-cancer agent
) to Citius Pharmaceuticals, Inc. The Company received Rs. 2,951 million (U.S.$40 million) as an upfront amount upon the closing of the transaction. Consequently, an amount of Rs.1,064 million, representing the excess of sale consideration over the carrying cost, has been recognized as gain on sale of intangible assets.

Refer to Note 23 of our consolidated financial statements for further details.

Principal capital expenditures:

During the years ended March 31, 2022, 2021 and 2020, we invested Rs.15,733 million, Rs.12,476 million and Rs.5,725 million (net of sales of capital assets), respectively, in capital expenditures for manufacturing, research and development facilities and other assets.

We believe that these investments will create the capacity to support our strategic growth agenda. As of March 31, 2022, we also had contractual commitments of Rs.7,991 million for capital expenditures. We currently intend to finance our additional capital expansion plans entirely through our operating cash flows and through cash and other investments.

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

Pharmaceutical Services and Active Ingredients
. This segment primarily consists of our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. We also serve our customers with incremental value added products including semi-finished and finished formulations, which are included in this segment. This segment also includes our contract research services business and our manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products.
This segment consists of our business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others.
This segment consists of our other business operations which includes our wholly-owned subsidiaries, Aurigene Discovery Technologies Limited (“ADTL”) and SVAAS Wellness Limited (“SVAAS”). ADTL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services.

Our key markets include the United States, India, Russia and other countries of the former Soviet Union, and Europe.

OUR STRATEGY

Our strategy is guided by our core purpose of accelerating access to affordable and innovative medicines, because “Good Health Can’t Wait”. Spiraling health care costs across the world have put many medicines out of the reach of millions of people. As a global generic pharmaceutical company, we believe that our responsibility to patients worldwide is to offer affordable alternatives to expensive medicines and to help better patients manage their health.

We deliver on our purpose through a set of promises we make to our customers and partners:

•	to bring expensive medicines within reach;
•	to address unmet patient needs;
•	to help patients manage disease better;
•	to work with partners to help them succeed; and
•	to enable and help our partners ensure that our products are always available where needed.

In order to maximize our impact and reach more patients, our growth strategy is built on three pillars of market leadership, productivity, and innovation with patients at the center of our operations:

•	market leadership in our chosen spaces;
•	operational excellence and continuous improvement to drive productivity; and
•	patient focused innovation.

Through our business operations, we:

•	Develop, formulate, manufacture, and sell a portfolio of high-quality generic versions of expensive innovator medicines products at an affordable price to address the unmet needs of the patients.
•	Create strong value brands leveraging our field force in the branded generics business.
•	Provide a portfolio of complex, differentiated, high quality and affordable active pharmaceutical ingredients for our customers backed by strong chemistry and synthesis skills.
•	Offer a strong value proposition through cost leadership, backward integration, best in class customer service, and a strong compliance track record for our customers.
•	Create differentiated, relevant, and clinically proven products in a wide range of food, supplements, and beverage categories to improve the patients’ health outcomes and improve their quality of life
•	Continue to build innovative, differentiated digital-first models for a wider range of products to address the unmet needs of the patient and enhanced customer engagement.

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

Our Product Offerings

Global Generics
: Through our branded and unbranded drug products, we aim to offer affordable alternatives to highly-priced innovator brands, both directly and through key partnerships.

•
Branded Generics
: We seek to have a portfolio that is strongly focused on delivering first-to-market, differentiated products to doctors and patients. Many of our brands hold significant market shares in the molecule and therapy areas where they are present. We have also entered into strategic partnerships with third parties to sell our products in markets where we have not established our own sales and distribution operations.

•	Unbranded Generics : We aim to ensure that our development capabilities remain strong and enable us to deliver products that are first to market, tough-to-make and technologically challenging.

•
Biologics
: Our biologics business seeks to accelerate access to biosimilar products globally through process development and relevant clinical research. We were the first company to launch a biosimilar version of rituximab in 2007, and have launched multiple biosimilar products in India and other key markets.

Our vertical integration and process innovation helps to ensure that quality products are available to patients in need at all times.

Pharmaceutical Services and Active Ingredients
: Our PSAI segment is comprised of our API business and our Custom Pharmaceutical Services (“CPS”) business. Through our API and CPS businesses, we aim to offer technologically advanced product lines and niche product services through partnerships internally and externally.

•	Our product offerings in our API business are positioned to offer intellectual property and technology-advantaged products to enable launches ahead of others at competitive prices.

•	Through our CPS business, we aim to offer niche product service capabilities, technology platforms, and competitive cost structures to innovator and biotechnology companies.

Proprietary Products
: Our Proprietary Products segment is comprised of our differentiated formulations business. In this segment, we work to improve patient outcomes by identifying unmet and under-met medical needs and addressing them through innovative products and services that are affordable and accessible.

Others
: Beyond the above current businesses, we are focusing on building businesses for long term growth. We continue to identify and evaluate opportunities where we have the right to win and there are synergies with our current businesses. These businesses are in different life cycle stages and include digital platforms, direct to consumer channels, nutraceuticals and more.

Operating priorities

Execution excellence provides the framework to create sustainable customer value across all our activities. We have been investing in the following to achieve this:

•
Safety
: The concept of safety has been imbued in the operating culture throughout our organization. Specific initiatives are being carried out to increase safety awareness, to achieve a safe working environment, to avoid accidents and injuries, and to minimize the loss of manufacturing time.

•
Quality
: We are fully dedicated to quality and have robust quality processes and systems in place at our developmental and manufacturing facilities to ensure that every product is safe and of high quality. In addition, we have integrated “Quality by Design” to build quality into all processes and use quality tools to minimize process risks.

•
Operational Excellence
: We apply a continuous improvement framework to the critical operations and processes in our value chain. With an operating and management review rhythm, we review and refine the business processes across the organization to measure and improve their performance.

•	Leadership Development : We are focused on developing leaders, as well as enhancing leadership behavior, across our organization through focused efforts and structured leadership development programs.

OUR PRINCIPAL AREAS OF OPERATIONS

The following table shows our revenues and the percentage of total revenues of our business segments for the years ended March 31, 2022, 2021 and 2020, respectively:

	For the year ended March 31,
Segment	2022					2021			2020
	(Rs. in millions, U.S.$ in millions)
Global Generics	U.S.$	2,362	Rs.	179,170	84%	Rs.	154,404	81%	Rs.	138,123	79%
PSAI		405		30,740	14%		31,982	17%		25,747	15%
Proprietary Products		21		1,611	1%		523	0%		7,949	5%
Others		38		2,870	1%		2,813	2%		2,781	1%
Total Revenue	U.S.$	2,826	Rs.	214,391	100%	Rs.	189,722	100%	Rs.	174,600	100%

Revenues by country and by therapeutic area for the years ended March 31, 2022, 2021 and 2020 are discussed in Note 5 to our consolidated financial statements.

Global Generics Segment

Revenues from our Global Generics segment were Rs.179,170 million for the year ended March 31, 2022, an increase of 16% as compared to Rs.154,404 million for the year ended March 31, 2021. The revenue increase was in all the four business geographies of this segment: North America (the United States and Canada), Europe, India and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

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

India

During the year ended March 31, 2022, India accounted for 23% of our total Global Generics segment sales. In India, our key therapeutic categories include gastro-intestinal, cardiovascular and anti-diabetic, dermatology, oncology, respiratory, stomatology, urology and nephrology.

As of March 31, 2022, we had a total of 388 branded products in India. Our top ten branded products together accounted for 28% of our revenues in India in the year ended March 31, 2022. According to IQVIA, a provider of market research to the pharmaceutical industry, in its moving annual total report for the twelve-month period ended March 31, 2022, our secondary sales in India grew by 23.2%. In comparison, the Indian pharmaceutical market experienced growth of 18.2% during such period. Strategic Marketing Solutions and Research Center Private Limited (“SMSRC”), a prescription market research firm, in its report measuring pharmaceutical prescriptions in India for the twelve month period ended February 2022, ranked us 8 th
in terms of the number of prescriptions generated in India during such period.

Sales, marketing and distribution network

We generate demand for our products through our 7,645 sales representatives (which include representatives engaged by us on a contract basis through a service provider) and front line managers, who frequently visit doctors to detail our related product portfolio. They also visit various pharmacies to ensure that our brands are adequately stocked.

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

Competition

We compete with different companies in the Indian formulations market, depending upon therapeutic and product categories and, within each category, upon dosage strengths and drug delivery. On the basis of sales, we were the 12 th
largest pharmaceutical company in India, with a market share of 2.89%, according to IQVIA in its moving annual total report for the twelve month period ended March 31, 2022.

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

From time to time (most recently on March 30, 2022), the NPPA has announced an upward revision in the maximum prices of various drugs, as a result of positive inflation as measured by India’s Wholesale Price Index.

Such ongoing price control changes, product bans and other changes can disrupt the Indian branded pharmaceutical market and negatively impact the revenues and profitability of our Indian business and our company.

Russia and other Countries of the former Soviet Union and Romania

Russia

Russia accounted for 12% of our Global Generics segment’s revenues in the year ended March 31, 2022. IQVIA ranked us 17 th
in sales in Russia, with a market share of 1.6% for the twelve months ended March 31, 2022.

According to IQVIA, as per its moving annual total report for the twelve months ended March 31, 2022, our retail sales value increase was 20.3% and our sales volume increased by 15% for such period, as compared to the Russian pharmaceutical market value growth of 21.5% and sales volume increase of 4.9% for such period. We were the top ranked Indian pharmaceutical company in Russia for such period.

Our top five brands, Nise, Omez, Nasivin, Cetrine and Ibuclin accounted for 64.4% of our retail sales in Russia for 12 months ended March 31, 2022. Nise (pain management product, including systemic and topical form), Omez (an anti-ulcerant product), Nasivin (for cold and flu), Cetrine (for allergy) and Ibuclin (for cold and flu) and were ranked as the 32 nd
, 57
th
, 136
th
, 186
th
and 113
th
best-selling formulation brands, respectively, in the Russian market by IQVIA in its retail segment report for the moving twelve months ended March 31, 2022. (Note that Nasivin is distributed and promoted by us under a licensing agreement and the brand is owned by the licensor). Our strategy in Russia is to focus on the gastro-intestinal, pain management, cough and cold, allergy and oncology therapeutic areas. Our focus is on building leading brands in these therapeutic areas in prescription, over-the-counter and hospital sales.

Our Global Generics segment’s revenues measured in Indian rupees in Russia increased by 32% during the year ended March 31, 2022 as compared to the year ended March 31, 2021, which was largely attributable to an increase in sales volumes and sales price of our existing products and revenues from launches of new products during the year ended March 31, 2022.

Impact on our Operations due to the military conflict between Russia and Ukraine

We have sizable presence in the Russian market, with revenues accounting for 12% of our Global Generics segment’s revenues during the year ended March 31, 2022. We operate in Russia through our subsidiary Dr. Reddy’s Laboratories LLC, Russia with a headcount of 850.

Since the beginning of the military conflict between Russia and Ukraine, we are continuously monitoring emerging risks in the areas of safety of employees, supply chain disruption, repatriation of funds and information technology, including cyber security related risks.

Impact on Supply Chain: We primarily source our products from India and from other European countries. Due to the ongoing geopolitical situation, our supply chain has been impacted, both in terms of increased cost to import due to higher freight costs and increase in the lead time required by our suppliers to deliver the products. However, we have been able to service our customers with timely supply of products without any significant shortages or disruptions.

Impact on information technology including cyber security risks: As part of our resiliency strategy, we have an information technology disaster recovery plan in place for our key applications in order to minimize impacts from any unanticipated events and breakdowns. We have implemented continuous threat monitoring and risk prevention for all critical and non-critical areas.

Other Countries of the former Soviet Union and Romania

We operate in other countries of the former Soviet Union, including Ukraine, Kazakhstan, Belarus, Uzbekistan and Romania. For the year ended March 31, 2022, revenues from these countries accounted for 5% of our total Global Generics segment’s revenues. Due to the military conflict between Russia and Ukraine, there has been an imposition of martial law in Ukraine. Our business in Ukraine has been marginally impacted and currently the operations are being managed remotely. All employees have been relocated to safer locations and continue to fulfil their responsibilities remotely. We continue to ensure availability of our products in these markets. Management continues to monitor the current evolving situation and respond accordingly.

Sales, marketing and distribution network

Our marketing and promotion efforts in our Russia market is driven by a team of 500 medical representatives and 53 managers to detail our products to doctors in 77 cities in Russia. Our commercial team consists of 16 key account managers and is focused on establishing a network of relationships with key pharmacy chains. Our Russia hospital division has 35 hospital specialists focused on expanding our presence in hospitals.

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

Government regulations

Healthcare system development in Russia

In order to promote local industry, in the year 2011 the Russian government approved the Strategy of Pharmaceutical Industry Development in the Russian Federation for the period up to the year 2020 (or the “Pharma 2020 plan”), which aimed to develop the research, development and manufacturing of pharmaceutical products by Russia’s domestic pharmaceutical industry.

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

In the year 2018, the Russian government announced a new planned “Pharma-2030” program for the further development of Russian pharmaceutical production. This program was adopted by the Russian government on December 29, 2021 as amendments to the Strategy State Program “The Development of the Pharmaceutical and Medical Industry” approved by the Order of the Government of the Russian Federation No 2544. The main goal of this amended program is to increase the volume of production of Russian domestic medicines and medical devices in monetary terms by two times by 2030 as compared to 2021. The main expected results of this Strategy State Program by the end of 2030 are expected to be: an increase in the volume of production of medicines and medical devices to 1,472 billion rubles; the growth in the volume of exports of medicines and medical devices to 311 billion rubles; and an increase of up to 90% of the share of strategically important medicines, the production of which is carried out according to the full production cycle on the territory of the Russian Federation.

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

State Regulation of Prices for Vital and Essential Medicines

Russia’s Federal Laws No. 34-FZ dated March 8, 2015 and No. 134-FZ dated June 06, 2019 amended the Federal Law 61-FZ “On Circulation of Medicines”. The amendments created rules for the registration, manufacture and quality control of medicines, including rules for the calculation, registration and re-registration of the maximum retail prices of vital and essential medicines established by the ZhNVLS (the “EDL”).

Calculation of the maximum sale price for medicines included in the EDL list is determined by the Government of the Russian Federation taking into account a variety of economic and/or social criteria. The updated EDL lists for 2020, approved by the Decree of the Government No. 2406-p dated October 12, 2019, became effective from January 1, 2020. These lists include the list of drugs and medical supplies from the 14 Nosologies program list (which covers expensive treatments for patients with certain severe chronic diseases), as well as the minimum range of medicines required for medical aid.

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

Interactions between healthcare professionals and medical product companies

Federal Law No. 323-FZ, titled “On the Foundations of Healthcare for Russian Citizens” imposes stringent restrictions on interactions between (i) healthcare professionals, pharmacists, healthcare management organizations, opinion leaders (both governmental and from the private sector) and certain other parties (collectively referred to as “healthcare decision makers”) and (ii) companies that produce or distribute drugs or medical equipment (collectively referred to as “medical product companies”) and any representatives or intermediaries acting on their behalf (collectively referred to as “medical product representatives”).

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

The Federal Law 61-FZ “On Circulation of Medicines” includes regulations restricting interactions between pharmaceutical companies’ representatives and medical professionals in connection with events sponsored by pharmaceutical companies. Under these regulations, in the event that pharmaceutical companies wish to sponsor certain scientific, medical education or similar events, they are required to make certain disclosures on their websites and to Russia’s Federal Healthcare Service (Roszdravnadzor) regarding the date, place and time of the event and the plans, programs and agendas for discussion.

Liability for non-compliance with such restrictions extends to both the healthcare professional and the pharmaceutical companies’ representative. Except for requiring the disclosure of information on conflicts of interest, no specific liability has been currently prescribed for pharmaceutical companies.

On November 24, 2021, the Ministry of Health of the Government of Russia adopted an order No. 1094n that binds physicians to prescribe medicinal products by International Nonproprietary Name (i.e., active substance) or by combination list (which combines different International Nonproprietary Names in one treatment group).

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

In 2020-2022, the Eurasian Economic Commission updated or plans to update a number of documents of the Union on good practices in the field of circulation of medicines (GMP, Good Pharmacovigilance Practice (“GVP”), and Good Clinical Practice (“GCP”), rules for registration of medicines, and requirements for inspection of pharmaceutical production. It is also continuing to develop new recommendations on certain aspects of treatment, such as clinical research, biostatistics, and peculiarities of production of certain types of drugs.

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

The implementation of serialization caused great difficulties for all participants in the pharmaceutical supply chain and has affected the availability of drugs. The notification regime of the MDLP, which began at the end of October 2020 and was fixed in November resolution No. 1779, helped resolve these problems. Now the participants in the turnover do not have to wait for acceptance from suppliers and can independently enter medicines and promote them further along the chain. For pharmacies and medical organizations, the regime remains simplified indefinitely. For the rest of the participants of the turnover, the regime was valid until July 1, 2021.

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

North America (the United States and Canada)

During the year ended March 31, 2022, North America (the United States and Canada) accounted for 42% of our total Global Generics segment sales. In the United States, we sell generic drugs that are the chemical and therapeutic equivalents of reference branded drugs, typically sold under their generic chemical names at prices below those of their brand drug equivalents. Generic drugs are finished pharmaceutical products ready for consumption by the patient. These drugs are required to meet the U.S. FDA or Health Canada, as applicable, standards that are similar to those applicable to their brand-name equivalents and must receive regulatory approval prior to their sale.

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

Through coordinated efforts of our teams in the United States and India, we constantly seek to expand our pipeline of generic products. During the year ended March 31, 2022, we made 7 new ANDA filings with the U.S. FDA. As of March 31, 2022 our cumulative filings were 309, which includes 5 NDA filings under section 505(b)(2) and 304 ANDA filings. As of March 31, 2022, we had 90 filings pending approval with the U.S. FDA (87 ANDAs and 3 NDAs under the 505(b)(2) route, including 26 tentative approvals). Of the 87 ANDAs which are pending approval, 44 are Paragraph IV filings (see “U.S. REGULATORY ENVIRONMENT” below), and we believe that we are the first to file with respect to 24 of these filings.

We have two ongoing Investigational New Drugs (“IND”) applications, for our proposed biosimilars to rituximab and pegylated granulocyte colony stimulating factor (“PEG-GCSF”). For rituximab, Phase 1 clinical trials have been successfully completed and Phase 3 clinical trials are currently in progress under the applicable IND. For PEG-GCSF, our partner Fresenius Kabi has successfully completed their clinical trials and has submitted a Biologics License Application (“BLA”) with the U.S. FDA and a Marketing Authorization Application (“MAA”) with the European Medicines Agency (“EMA”). The product received positive opinion from CHMP (“Committee for Medicinal Products for Human Use”) in EMA and is under review with the US FDA.

Our Canada business generated revenues of Rs.2,322 million during the year ended March 31, 2022. This business includes revenues from certain profit sharing arrangements with distributors who market certain of our generic products. As of March 31, 2022 we have filed a cumulative total of 3 New Drug Submission (“NDS”), 1 COVID-19 Interim Order Application, 1 Drug Identification Number (DIN-A) Application and 47 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which 36 were approved, 4 were withdrawn and 11 are pending approval.

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

The majority of revenue from our North America Generics business is derived from sales of oral solids, as well as sales of various products (both oral solids and OTC products) to retail chains and Wholesalers. This portion of the business represents nearly three quarters of this segment’s gross revenues for this region. The product portfolio includes a wide range of therapeutic areas.

Our over-the-counter (“OTC”) division primarily markets and distributes store brand OTC products, but expanded into the branded OTC segment in May 2016, developing a new channel for our growth. This division has successfully launched over 15 products. OTC products include store brand generic equivalents of products that approved to be sold Over-the-counter in the U.S. market. Many of the products may also originally have had prescription drug status and are switched to OTC drug status by the innovator upon U.S. FDA approval (sometimes called “Rx-to-OTC switch” products). Our entry into the OTC branded space in May 2016 was through the acquisition from Ducere Pharma of the rights to six OTC brand products, including Doan’s, Bufferin and Nupercainal. Our OTC division services a broad range of customers, including drug retailers, mass merchandisers, food chains, drug wholesalers, distributors, GPOs, and more recently, e-commerce or online retailers as well. Over last few years, we have substantially expanded our portfolio offering. We launched 3 new products in the market during the year ended March 31, 2021, which included Nicotine Lozenges, Diclofenac Gel and Olopatadine Eye drops. We also re-launched 2 dormant products of Famotidine Tablets and Fexofenadine 60mg Tablets.
This was followed by re-launch of Naproxen Tablets during the year ended March 31, 2022.

During the year ended March 31, 2022, we continued to ramp up our presence in the e-commerce channel with the launch of multiple new products on Amazon marketplace. We feel very optimistic about significantly growing this segment, with evolving consumer trends in the United States moving towards a higher share of e-commerce, especially with COVID-19 accelerating some of these trends. Additionally, we continue to strengthen our presence in the smoking cessation space with our Habitrol® business.

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

In addition, the other competitive factors critical to this business include price, product quality, consistent and reliable product supplies, customer service and reputation. Our major competitors in the United States include Teva, Viatris Inc., Sandoz (a division of Novartis Pharma A.G.), Endo International plc (including its subsidiaries Endo Pharmaceuticals Inc. and Par Pharmaceutical Inc.), Sun Pharmaceuticals Limited, Lupin Limited, Aurobindo Pharma Limited, Fresenius Kabi, Sagent Pharmaceuticals, Amneal Pharmaceuticals, Inc., Cadila Healthcare Limited (also known as Zydus Cadila), and Hikma Pharmaceuticals plc.

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

The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. In the store brand market, we compete directly with companies, such as Perrigo, Apotex, PLD Aurobindo Sun Pharma and Granules that sell store brand OTC products. In the branded market, we compete directly with companies, such as Bayer and GSK, which sell branded OTC products.

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

Our facilities and products are periodically inspected by the U.S. FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers with respect to finished dosage forms and the active pharmaceutical ingredients for such products. Non-compliance with applicable requirements can result in fines, criminal penalties, civil injunction against shipment of products, recall and seizure of products, total or partial suspension of the production, sale or import of products, refusal of the U.S. government to enter into supply contracts or to approve new drug applications and/or criminal prosecution. The U.S. FDA also has the authority to deny or revoke approvals of drug active pharmaceutical ingredients and dosage forms and the power to halt the operations of non-complying manufacturers. Any failure to comply with applicable U.S. FDA policies and regulations could have a material adverse effect on the operations in our generics business.

U.S. FDA approval of an ANDA is required before a generic equivalent of an existing or referenced brand drug can be marketed. The ANDA approval process is abbreviated because the U.S. FDA waives the requirement of conducting complete clinical studies, although it generally requires bio-availability and/or bio-equivalence studies for comparison to the reference product. An ANDA may be submitted for a drug on the basis that it is the equivalent of a previously approved drug or, in the case of a new dosage form, is suitable for use for the indications specified.

An ANDA applicant in the United States is required to review the patents of the innovator listed in the U.S. FDA publication entitled Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book,” and make an appropriate certification. There are several different types of certifications that can be made. A Paragraph IV filing is made when the ANDA applicant believes its product or its manufacture, use or sales thereof does not infringe on the innovator’s patents listed in the Orange Book or where the applicant believes that such patents are not valid or enforceable. The first generic company to file a Paragraph IV filing may be eligible to receive a 180-day marketing exclusivity period starting from either the first commercial marketing of the drug by any of the first applicants or a decision of a court holding the patent that is the subject of the paragraph IV certification to be invalid or not infringed. Along with filing a Paragraph IV certification, an ANDA applicant must also notify the patent holder of the submission of the Paragraph IV certification and the factual and legal bases why the applicant believes the patent is invalid, unenforceable, or not infringed.  If the patent holder files an infringement suit against the generic applicant within 45 days of the ANDA notification, U.S.FDA approval to market the generic drug is automatically postponed for 30 months, unless, before that time, the patent expires or is judged to be invalid or not infringed.  This 30-month postponement allows the patent holder time to assert its patent rights in court before a generic competitor is permitted to enter.

A Paragraph III filing is made when the ANDA applicant does not intend to market its generic product until the patent expiration.

A Paragraph II filing is made where the patent has already expired. A Paragraph I filing is made when there are no patents listed in the Orange Book. Another type of submission called a Section viii statement is made where a patent claims a method of use, and the ANDA applicant’s proposed label does not include that method of use. When an innovator has listed more than one patent in the Orange Book, the ANDA applicant must file separate certifications as to each patent.

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

The Orphan Drug Act of 1983 incentivizes drug development in the rare disease space by providing a 7-year regulatory exclusivity period to incentivize sponsors to develop “orphan drugs” for rare diseases. Orphan drugs treat “rare diseases or conditions” and once a drug is designated by the U.S.FDA as an orphan drug and approved, the statutory exclusivity provision bars the U.S.FDA from approving the “same drug for the same disease or condition” for seven years from the date of the orphan drug’s approval. This exclusivity can sometimes be used to block generic applicants from reaching the market until the expiration of the exclusivity.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act of 2003”) modified certain provisions of the Hatch-Waxman Act. In particular, significant changes were made to provisions governing 180-day exclusivity and forfeiture thereof where the first Paragraph IV certification was submitted on or after December 8, 2003.

Under the revised provisions, 180-day exclusivity is potentially available to each ANDA applicant submitting a Paragraph IV certification for the same drug with regard to any patent on the first day that any ANDA applicant submits a Paragraph IV certification for the same drug. The180-day exclusivity period begins on the date of first commercial marketing of the drug by any of the first applicants or a decision of a court holding the patent that is the subject of the paragraph IV certification to be invalid or not infringed.

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

From time to time, the U.S. Congress considers and enacts legislation amending the Hatch-Waxman Act, including with respect to 180-day exclusivity. If further changes to the law are enacted, it might affect our ability to qualify for or otherwise benefit from the statutory 180-day exclusivity period.

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

FDASIA also includes the Generic Drug User Fee Act (“GDUFA”) and Biosimilar User Fee Act (“BsUFA”), programs to provide the U.S. FDA with additional funds through user fees imposed on generic and biosimilar products. Under GDUFA, total fees are derived primarily from facility fees paid by finished dosage form manufacturers and active pharmaceutical ingredient facilities listed or referenced in a pending or approved generic drug application. A significant portion is also derived from application fees, including generic drug application fees, prior approval supplement fees and drug master file fees.

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

On July 21, 2020, the U.S. FDA kicked off a GDUFA III (i.e., the third iteration of its GDUFA program) reauthorization process for fiscal years 2023 through 2027. GDUFA reauthorization meetings were held with industry members to discuss various topics, including opportunities to increase first cycle approvals, exploring transparency and communications between the U.S. FDA and industry members, as well as proposals to set a sound foundation for continued programmatic success, inspections, and controlled correspondence. GDUFA III reauthorization discussions between the U.S. FDA and industry members are ongoing. The U.S. FDA issued guidance with regards to risk assessments for nitrosamine impurities that required the manufacturer to complete risk assessments for all approved or marketed drug products by March 31, 2021.

On November 02, 2021, the U.S. FDA kicked off a BsUFA III (i.e., the third iteration of its BsUFA program) reauthorization process for fiscal years 2023 through 2027. BsUFA reauthorization meetings were held with industry members to discuss various topics/enhancement areas such as supplements, meeting management, inspections, URRA and human factors timelines, regulatory science pilot programs broadly applicable to biosimilar and interchangeable biological product development etc. BsUFA III reauthorization discussions between the U.S. FDA and industry members are ongoing.

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

Patient Protection and Affordable Care Act and Medicaid Drug Rebate Program

The Patient Protection and Affordable Care Act (“ACA”) of 2010 represented the most significant health care reform in the United States in over thirty years. It was passed to require individuals to have health insurance and to control the rate of growth in healthcare spending through, among other things, stronger prevention and wellness measures, increased access to primary care, changes in healthcare delivery systems and the creation of health insurance exchanges. Enrollment in the health insurance exchanges began in October 2013. However, the individual mandate was subsequently repealed by the U.S. Congress in the tax reform bill signed into law in December 2017. On June 17, 2021, the U.S. Supreme Court dismissed challenges to the constitutionality of the ACA. The current administration has focused on improving the quality and availability of health insurance coverage under the ACA through legislative action.

The ACA requires the pharmaceutical industry to share in the costs of reform by increasing Medicaid rebates, expanding Medicaid rebates to Medicaid managed care programs and funding of pharmaceutical costs for Medicare patients in excess of the prescription drug coverage limit and below the catastrophic coverage threshold. Commencing in 2019, pharmaceutical companies are responsible for funding 70% of the patient obligation for branded prescription pharmaceuticals in this gap, sometimes referred to as the “donut hole.” Additionally, an excise tax was levied against certain branded pharmaceutical products. The tax is specified by statute to be approximately
U.S.
$2.8 billion in 2019 and each year thereafter. The tax is apportioned to qualifying pharmaceutical companies based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

The Centers for Medicare & Medicaid Services (“CMS”) administers the Medicaid drug rebate program, in which pharmaceutical manufacturers pay quarterly rebates to each state Medicaid agency. Generally, for generic drugs marketed under ANDAs, manufacturers (including our company) are required to rebate 13% of the average manufacturer price, and for products marketed under NDAs or BLAs, manufacturers are required to rebate the greater of 23.1% of the average manufacturer price or the difference between such price and the commercial best price during a specified period. An additional rebate for products marketed under ANDAs, NDAs or BLAs is payable if the average manufacturer price increases at a rate higher than inflation and other methodologies apply to new formulations of existing drugs.

The American Rescue Plan Act of 2021, the U.S.$1.9 trillion stimulus package enacted in March 2021, includes a provision that eliminates the statutory cap on rebates that drug manufacturers pay to Medicaid programs for Medicaid-covered drugs, which will eliminate the rebate cap of 100% of the AMP, starting at the end of calendar year 2023.

Various state Medicaid programs have implemented voluntary supplemental drug rebate programs that may provide states with additional manufacturer rebates in exchange for preferred status on a state’s formulary or for patient populations that are not included in the traditional Medicaid drug benefit coverage.

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

The CARES Act includes authorities that enhance FDA’s ability to identify, prevent, and mitigate possible drug shortages by, among other things, enhancing FDA’s visibility into drug supply chains. Specifically, section 3112(e) amends the Federal Food, Drug, and Cosmetic Act to require that each registered drug establishment annually report the “amount of each drug  that was manufactured, prepared, propagated, compounded, or processed” by the registrant for commercial distribution. This CARES Act amendment also provides that such “information may be required to be submitted in an electronic format”. The effective date of this reporting requirement under section 3112 (e) of the CARES Act was implemented by the U.S.FDA on September 23, 2020, which is 180 days after the CARES Act was enacted. In October 2021, the U.S.FDA issued draft guidance on reporting amount of listed drugs and biological products under section 510(j)(3) of the Food, Drugs & Cosmetics Act.

In addition to the COVID-19 response efforts, the CARES Act includes statutory provisions that reform and modernize the way OTC monograph drugs are regulated in the United States. Specifically, the CARES Act replaces the rulemaking process with an administrative order process for issuing, revising, and amending OTC monographs. The CARES Act also provides the U.S. FDA the authority to assess and collect user fees dedicated to OTC monograph drug activities (“OMUFA”). The U.S. FDA anticipates that this user fee program will provide additional resources to help the agency conduct these important regulatory activities in a timely manner and ultimately help provide the public with access to innovative OTC monograph drugs.

Other matters

Refer to Note 32, “Contingencies”, of our consolidated financial statements for discussions of the following lawsuits, investigations and proceedings:

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

CANADA REGULATORY ENVIRONMENT

In Canada, we are required to file product dossiers with the Health Canada for permission to market a generic pharmaceutical product. The regulatory authorities may inspect our manufacturing facility before approval of the dossier. As of March 31, 2022, we had filed a cumulative total of 3 New Drug Submission (“NDS”), 1 COVID-19 Interim Order Application, 1 DIN-A Application and 47 Abbreviated New Drug Submissions (“ANDS”) in Canada, out of which, 36 were approved, 4 were withdrawn and 11 are pending approval.

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

Health Canada has issued various guidance documents with regards to the risk assessments for nitrosamine impurities, and required manufacturers to complete risk assessments for drug products containing chemically synthesized APIs by March 31, 2021. Manufacturers are also required to complete confirmatory testing of drug products suspected risk of nitrosamine contamination by October 1, 2022.

Europe

Our sales of generic medicines in Europe for the year ended March 31, 2022 were Rs.16,631 million, which accounted for 9% of our Global Generics segment’s sales. Our principal markets in Europe are Germany, France, Italy, Spain and the United Kingdom. We have also started to launch our products through distributors in markets, such as Austria, Czech Republic, Ireland, Netherlands, Portugal, Slovakia and Sweden.

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

Germany – acquisition of medical Cannabis firm Nimbus Health

The acquisition of Nimbus Health GmbH in
February
2022 marks our entry into the medical cannabis sector. Founded in 2018, Nimbus Health is one of Germany's pioneer companies for medical cannabis. The acquisition will allow us to build on Nimbus Health's strengths and introduce medical cannabis-based medicines as a promising treatment option for patients. The acquired company will be operating under the brand Nimbus Health and as our wholly-owned subsidiary. Germany is one of the only markets where sick-funds reimburse medical cannabis under certain conditions.

United Kingdom and other Countries within Europe

We market our pharmaceutical products in the United Kingdom through our U.K. subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited, which was formed in 2003.We currently sell more than 60 products in the United Kingdom, covering both International Nonproprietary Name (“INN”) generics, branded generics and over the counter (OTC). Our portfolio are sold via wholesale, retail and hospital channels. In the U.K., we work closely with the Clinical Commissioning Groups (CCG) (i.e., groups that commission healthcare services for their local communities and include all of the general practitioner groups in their geographical area) to promote our range of branded generics. While the retail business covers a broad range of therapeutic areas, the hospital business focuses on e.g. oncology, anti-invective’s and HIV and our CCG business focuses on pain and mental health.

Through our subsidiaries in France, Italy and Spain we have established ourselves as a trusted partner for the countries hospitals segment.

Our product mix in these markets focuses on a limited number of key therapy areas such as pulmonary hypertension, oncology, anti-infectives and HIV, leveraging our portfolio. This market’s business is predominantly tender-driven, except Spain that follows a mixed model –direct purchase and tender- and serviced by a lean sales force, which focuses on these accounts.

Competition

The German market is highly competitive as a result of a large number of generic players and the predominance of a tender system which drives competition. Our key competitors within the German generics market include Sandoz International GmbH, Teva Pharmaceutical Industries Limited (“Teva”), Zentiva Pharma GmbH and Stada Arzneimittel AG.

According to the British Generic Manufacturers Association, the United Kingdom is one of the largest markets for generic pharmaceuticals in Europe, with generic penetration of around 84%, and is also one of the most price competitive markets due to a high degree of vertical integration and consolidation of buyers, as more than approximately 70% of the retail pharmacies are owned by wholesalers or are part of retail chains, and has low barriers of entry. The market is dominated by global pharmaceutical companies such as Teva, Accord, the Sandoz group of Novartis Pharma A.G. and Mylan Inc.

In Italy, Spain and France, we compete with companies such as Mylan, Zentiva, Ever Pharma, Medac Teva and Accord Healthcare Limited (an affiliate of Intas Pharmaceuticals Ltd.), each of which has a well-established presence in the hospital segment of these countries.

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

Our U.K. facilities are licensed and periodically inspected by the U.K. Medicines and Healthcare products Regulatory Agencies (“MHRA”) good manufacturing practice Inspectorate, which has extensive enforcement powers over the activities of pharmaceutical manufacturers. Non-compliance can result in product recall, plant closure or other penalties and restrictions. In addition, the U.K. MHRA Inspectorate has approved and periodically inspected our manufacturing facilities based in Hyderabad, Telangana, India for the manufacture of generic medicines for supply to UK.

All pharmaceutical companies that manufacture and market human medicinal products in Germany are subject to the applicable rules and regulations executed by the Federal Institute for Drugs and Medical devices (“BfArM”) or the Paul-Ehrlich-Institut (“PEI”) and the supervisory authorities of the respective federal state in Germany.

All pharmaceutical companies in Upper Bavaria, Germany are periodically inspected by the Regierung von Oberbayern (the district government of Upper Bavaria in Germany), which has extensive enforcement powers over the activities of pharmaceutical companies. Non-compliance can result in closure of the facility. The Regierung von Oberbayern has approved and periodically inspected our manufacturing facilities in Hyderabad and Visakhapatnam, for the manufacture of generic medicines for supply to Europe.

The German Social Code’s price freeze imposed on reimbursable drugs, which was due to expire at the end of 2017, was extended until December 31, 2022 for all patent free drugs launched before August 1, 2010, although the continued price freeze will not apply to medicines subject to internal reference pricing.

European pharmacovigilance was reinforced through adoption of Regulation (EU) No 1235/2010 and Regulation (EU) No 1027/2012, amending Regulation (EC) No 726/2004 and Directives 2010/84/EU) and Directive 2012/26/EU amending Directive 2001/83/EC, the operational aspects of implementing the new legislation being governed by Commission Implementing Regulation No 520/2012.

The International Standards for Identification of Medicinal Products (“IDMP”), comprising five International Organization for Standardization (“ISO”) standards, were approved in calendar year 2012. These standards are designed to allow unambiguous identification of medicinal products across companies and regions in order to support and improve pharmacovigilance and other activities.

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

In the EU, there must be at least a “Qualified Person” who is responsible for a medicinal product’s batch certification and release. Each batch of an imported medicinal product placed onto the market in the EU must be re-tested in a laboratory in the EU prior certification. The MAH’s Qualified Person, or a qualified partner, must then certify that the product is in accordance with the requirement of Annex 16 of the EU-GMP Guidelines (Certification by a Qualified Person and Batch Release) and can therefore be released to the market. As a consequence of the Brexit, this activity will no longer be able to be conducted in the U.K. for the EU.
Following the Brexit vote, the EU moved the headquarters of the EMA from the U.K. to the Netherlands in March 2019
.

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

We started our operations in China in the year 2000, by setting up a joint venture in the city of Kunshan, Jiangsu Province. Over the past several years, our joint venture called Kunshan Rotam Reddy Pharmaceuticals Company Limited (“KRRP”) has commercialized several products. Some of these products are manufactured by KRRP at its manufacturing plant in Kunshan while some others are imported in bulk packs, repackaged and sold in China. In calendar year 2020, KRRP started manufacturing capacity expansion at the Kunshan facility, and the same is in progress and likely to be completed in calendar year 2022.

Over the last few years, we have also increased our operations with respect to the filing of dossiers and obtaining new product registrations in China. Upon successful registration and approval by the China regulatory authorities, we intend to launch these products in the coming years.

In December 2021 one of our products Olanzapine, which we had commercialized in China through a distribution and supply agreement with a Chinese company, was successfully listed in the 12 province volume based procurement program, which is a tender-style bidding system for centralized procurement of medicines in China.

Our revenues from our “Rest of the World” markets were Rs 16,527 million in the year ended March 31, 2022, an increase of 40% as compared to the year ended March 31, 2021. The growth is largely attributable to increased sales volumes of our existing business, COVID Product sales and new products launched during the year ended March 31, 2022. The foregoing was partially offset by decline in revenues due to price erosion in some of our existing products.

Global Generics Manufacturing and Raw Materials

Manufacturing for our Global Generics segment entails converting API into finished dosages. As of March 31, 2022, we had eleven manufacturing facilities within this segment. Ten of these facilities are located in India, including four in a Special Economic Zone, and one in the United States (Shreveport, Louisiana). All of the facilities are designed in accordance with and are compliant with current cGMP requirements and are used for the manufacture of tablets, hard gelatin capsules, injections, liquids and creams for sale in India as well as other markets. All of our manufacturing sites’ laboratories and facilities are designed and maintained to meet increasingly stringent requirements of safety and quality. All of our sites outside of India are approved by the respective regulatory bodies in the jurisdictions where they are located.

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

Pharmaceutical Services and Active Ingredients (“PSAI”) segment

Our PSAI segment primarily includes our business of manufacturing and marketing active pharmaceutical ingredients (“APIs”) including intermediates, as well as custom pharmaceutical services.

Active Pharmaceutical Ingredients

Our more than 150 different APIs have regulatory approvals filed in numerous markets and enable our generic manufacturing partners to bring formulated products in forms such as tablets, capsules, or injectables to patients worldwide. Thanks to our backward integration, we can also provide customers with intermediates, which are the pre-stage of a final API. In addition to our external partners, our API business also supplies our own generic business.

Our PSAI segment’s revenues for the year ended March 31, 2022 were Rs.30,740 million, as compared to Rs.31,982 million for the year ended March 31, 2021. Our PSAI segment accounted for 14% of our total revenues for the year ended March 31, 2022.

During, the year ended March 31, 2022, we filed 139 Drug Master Files (“DMFs”) worldwide, of which 10 were filed in the United States, 1 was filed in Canada, 10 were filed in Europe and 118 were filed in other countries. Cumulatively, we had 1,302 total active DMFs filed worldwide as of March 31, 2022 including 232 active DMFs filed in the United States.

We export APIs to more than 76 countries, and our main markets include North America (the United States and Canada) and Europe. The research and development group within our API business contributes to our business by creating intellectual properties, principally by developing novel and non-infringing manufacturing processes and polymorphs. Besides the development of new products, the research also focuses on further optimizing our manufacturing processes, which allows us to produce our APIs at a competitive price.

Custom Pharmaceutical Services – Aurigene Pharmaceutical Services
Limited

The PSAI segment also includes our pharmaceutical services business, which provide contract discovery, development, and manufacturing to global pharmaceutical companies. As a contract development and manufacturing organization (“CDMO”), the business is operated independently under its own entity Aurigene Pharmaceutical Services and works on new chemical entities (“NCEs”) and new biological entities (“NBEs”) for global pharmaceutical companies and biotechnology companies. The pharmaceutical services (contract research and manufacturing) arm of our PSAI segment was established in 2001 to leverage our strength in process chemistry to serve the niche segment of the innovator pharmaceutical and specialty chemicals industry. Our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to support their innovations to bring the new drug to the market quickly and more efficiently.

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

Effective June 1, 2020, our Custom Pharmaceutical Services business was integrated with Aurigene Discovery Technologies Limited’s (“ADTL”) service business, and the integrated business model was commenced under Aurigene Pharmaceutical Services Limited (“APSL”). APSL is a subsidiary of ADTL within our group. APSL has been formed to service the needs of innovator customers in the areas of medicinal chemistry and biology, contract development and manufacturing services for clinical and commercial needs. Our aspiration is to make APSL a global leader in offering end-to-end integrated solutions across discovery, development and manufacturing.

Sales, Marketing and Distribution

We aspire to continuously improve our customer experiences, and one of our key initiatives is to establish sales operations with local colleagues from regulatory affairs and commercial sales to be close to our customers and in their time zone. Our local offices currently include Brazil, China, Europe, India, Japan, Mexico, the United States and Russia.

Developed Markets:
Our PSAI segment’s principal overseas markets are the United States and Europe, which contributed Rs.11,191 million and accounted for 36% of our PSAI segment’s revenue for the year ended March 31, 2022.

In the United States and Europe, the patent protection for a large number of high value branded pharmaceutical products expired in years ended March 31, 2011, 2012 and 2013 and this opened the market to generic products that sourced their API from our PSAI segment. However, during the years ended March 31, 2014 through March 31, 2019, such expirations were much less frequent, which resulted in a decrease in new opportunities in these markets for the customers of our PSAI segment. We market our products through our subsidiaries in the United States and Europe. These subsidiaries are engaged in all aspects of marketing activity and support our customers’ pursuit of regulatory approval for their products, focusing on building long-term partnerships through customer service excellence.

India:
India is an important market for our PSAI segment, with total sales of Rs.2,028 million, and it accounted for 7% of the PSAI segment’s revenues in the year ended March 31, 2022. The market in India is highly competitive, with severe pricing pressure and competition from lower cost foreign imports.

Other Key Markets:
Our PSAI segment’s sales to all of the other markets (excluding the United States, Europe and India) was Rs.17,521 million for the year ended March 31, 2022 and accounted for 57% of our PSAI segment’s revenues for the year.

Despite the pandemic, China is still the highest growing emerging market and therefore attractive to operate in. Our commitment to the Chinese market shows through a strong pipeline of products for the Chinese market as well as our local presence of business development and regulatory affairs experts. Other key markets include Brazil, Mexico, and Japan. While we work through our agents in these markets, our local marketing and regulatory affairs associates are an important interface to understand and serve customers in those regions.

For our contract development and manufacturing services line of business, we have focused business development teams dedicated to our key geographies of North America (the United States and Canada), the European Union and Asia Pacific. These teams target large, medium and emerging innovator companies to build long-term business relationships focused on catering to their outsourcing needs from discovery to commercialization.

Going forward, we expect our PSAI segment to show growth on account of our investments in technologies and platforms such as peptides. We are also pursuing a partnership model to enable our customers to reach more markets faster and efficiently by leveraging our cost leadership and presence across the globe. Our PSAI Segment has been investing in digital solutions to revitalize our engagement and transparency with our customers. We laid an important foundation with these initiatives, which we continue to build on.

PSAI Manufacturing

The infrastructure for our PSAI segment consists of eight U.S. FDA-inspected plants (six in India, including one in a Special Economic Zone, one in Mexico, and one in Mirfield, United Kingdom) and two technology development centers (one in Hyderabad, India and one in Cambridge, United Kingdom).

India
: All of our facilities in India are located in the states of Andhra Pradesh and Telangana. We have the flexibility to produce quantities that range from a few kilograms to several metric tons. The manufacturing process consumes a wide variety of raw materials that we obtain from sources that comply with the requirements of regulatory authorities in the markets to which we supply our products. We procure raw materials on the basis of our requirement planning cycles. We utilize a broad base of suppliers in order to minimize risk arising from dependence on a single supplier.

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

Mexico
: Our manufacturing plant in Cuernavaca, Mexico (the “Mexico facility”) was acquired from Roche during the year ended March 31, 2006. In addition to active pharmaceutical ingredients, naproxen and naproxen sodium and a range of intermediates, the Mexico facility manufactures steroids as active ingredients for use in human and veterinary pharmaceutical products.

United Kingdom:
The small molecules business continues to supply complex APIs to customers at a range of scales. This business is also able to provide cost effective contract development and manufacturing organization solutions to innovators developing new pharmaceutical products, tapping into the expertise of our parent company as required.

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

Raw Materials

Raw material expense forms the largest portion of our cost of revenues. Raw materials consist of fine chemicals, bulk chemicals, solvents, catalysts, and basic and advanced intermediates. The prices of these raw materials generally fluctuate in line with commodity cycles, demand supply situations and changes to government policies. We evaluate and manage our commodity price risk exposure through periodical supply contracts as well as agile and responsive sourcing procedures

Competition

The global API market can broadly be divided into regulated and less regulated markets. The less regulated markets offer low entry barriers in terms of regulatory requirements and intellectual property rights. The regulated markets, like the United States and Europe, have high entry barriers in terms of intellectual property rights and regulatory requirements, including facility approvals. As a result, there is a premium for quality and regulatory compliance along with relatively greater stability for both volumes and prices. As an API supplier, we compete with a number of manufacturers within and outside India, which vary in size. Our main competitors in this segment are Divis Laboratories Limited, Aurobindo Pharma Limited, Cipla Limited, Mylan Laboratories Limited, Sun Pharmaceutical Industries Limited and MSN Laboratories Limited, all based or operating in India. In addition, we experience competition from European and Chinese manufacturers such as Zhejiang Huahai, Tianyu, as well as from Teva Pharmaceuticals Industries Limited, based in Israel. Our service excellence, sustainable manufacturing and robust supplies helped us to build a strong positioning in the market.

With respect to our contract development and manufacturing organization (“CDMO”) services, we believe that contract research and manufacturing is a significant opportunity for Indian pharmaceutical companies, based on their strengths of a skilled workforce and low-cost manufacturing infrastructure. Key competitors in India include Divis Laboratories Limited, Dishman Pharmaceuticals & Chemicals Limited, Synegene International Ltd. and Piramal Enterprises Ltd. Key competitors from outside India include Lonza Group, AMRI Inc., Patheon Inc., Catalent Inc., Cambrex Inc., and WuXi Apptec. We distinguish ourselves from Indian competitors by offering a wider range of services spanning the entire pharmaceutical value chain from early discovery to final manufacturing.

We distinguish ourselves through our scientific excellence and customer service. We are always committed to acquiring capabilities in novel modalities and response to the demands of our customers. During the year ended March 31, 2022, we launched our new biological entity (“NBE”) discovery services antibody-drug conjugate (“ADC”), chimeric antigen receptor T (“CAR-T”) and messenger RNA (“mRNA”) technologies and are working to scale these services further. With growth in contract research and manufacturing services likely to be driven by increased outsourcing by small and medium size pharmaceutical companies, particularly those focused on biotechnology and therapy, we expect India to emerge as an alliance and outsourcing destination of choice due to speed, skill and cost advantage.

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

In India, manufacturing licenses for drugs, cosmetics and medical devices are generally issued by state licensing authorities. Under the Drugs and Cosmetics Act, 1940, the state licensing authorities are empowered to issue manufacturing licenses for drugs if they are approved for marketing in India by the Drug Controller General of India (“DCGI”). Prior to granting licenses for any new drugs or combinations of new drugs, the DCGI clearance has to be obtained in accordance with the Drugs and Cosmetics Act, 1940 and the New Drugs and Clinical Trials Rules, 2019.

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

Pipeline Status

During the year ended March 31, 2022, we sold in-process development asset E7777 (denileukin diftitox, an anti-cancer agent) to Citius Pharmaceuticals Inc (“Citius”). Citius is responsible to conclude the ongoing development study and file the biologics license application (“BLA”) with the U.S.FDA.

On June 29, 2021, we entered into a license, collaboration, and assignment agreement with Journey Medical Corporation (JMC) to sell the global rights for the development and commercialization of DFD-29, a late-stage development modified release oral minocycline that is being evaluated for the treatment of inflammatory lesions of rosacea. Through this collaboration, the parties will work together to complete the development of DFD-29, which includes conducting two Phase III studies to assess the efficacy, safety and tolerability of oral DFD-29 for the treatment of rosacea and the regulatory submission of an NDA under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in the United States. We will provide development support, including the monitoring of two Phase III clinical trials.

Patents
. Our Differentiated Products segment has created a strong patent portfolio, with 139 grants by the USPTO with a validity of 10+ years, effective from the respective grant date. Following is the patent applications filed/granted status as of March 31, 2022:

Category	USPTO (1) (# Filed)	USPTO (1) (# Granted)	PCT (2) (# Filed)	India (# Filed)	India (# Granted)
Anti-diabetic	85	17	62	117	45
Anti-cancer	18	11	14	45	15
Anti-bacterial	8	7	10	22	4
Anti-inflammation/cardiovascular	47	27	35	26	3
Anti-ulcerant	1	1	-	1	-
Miscellaneous	29	28	4	29	11
Differentiated formulations	73	48	30	76	7
Total	261	139	155	316	85

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

In order to market a drug in the United States, we or our partners are subject to regulatory requirements governing human clinical trials, New Drug Applications (“NDAs”) and post-marketing activities for pharmaceutical products and biologics. Various federal, and in some cases state, statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record-keeping and marketing of these products. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations is time consuming and requires substantial resources, and the approval outcome is uncertain.

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

Commercialization

In March 2019 we sold to Encore Dermatology Inc. our rights for SERNIVO
®
(betamethasone dipropionate) Spray 0.05% and assigned them our rights to market and distribute PROMISEB
®
topical cream and TRIANEX
®
0.05% (triamcinolone acetonide ointment, USP) in the United States.

In June 2019, we sold to Upsher-Smith Laboratories, LLC, our U.S. and select territory rights for ZEMBRACE
®
SYMTOUCH
®
(sumatriptan injection) 3 mg and TOSYMRA
®
(sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”).

In March 2021, we out-licensed to Ethypharm SAS select territory rights (in France, Germany, Italy, Spain and the United Kingdom) for ELYXYB
TM
(formerly referred to as “DFN 15”).

In June 2021, we entered into a license, collaboration, and assignment agreement with Journey Medical Corporation to divest the global rights for the development and commercialization of DFD-29.

In August 2021, we sold all of our U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. (BDSI).

In September 2021, we sold all our rights for E7777 (denileukin diftitox,an engineered IL-2-diphtheria toxin fusion protein and anti-cancer agent) to Citius Pharmaceuticals Inc.

4.C.
Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company in our group. Refer to Note 40 of our consolidated financial statements for a list of our subsidiaries and joint ventures.

4.D.
Property, plant and equipment

Our principal executive offices are located in Hyderabad, Telangana, India. Our business operates through a number of subsidiaries having offices, research facilities and production sites throughout the world. The following table sets forth current information relating to our principal facilities:

Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
	Within India
1	API Hyderabad Plant 1, Telangana, India	645,995	Global Generics and PSAI
2	API Hyderabad Plant 2, Telangana, India	781,379	Global Generics and PSAI
3	API Hyderabad Plant 3, Telangana, India	644,805	Global Generics and PSAI
4	API Nalgonda Plant, Telangana, India	3,397,680	Global Generics and PSAI
5	API Srikakulam Plant, Andhra Pradesh, India	4,047,595	Global Generics and PSAI
6	API Srikakulam Plant (SEZ), Andhra Pradesh, India	9,917,739	Global Generics and PSAI
7	Aurigene Pharmaceutical Services Limited, Hyderabad, Telangana, India	300,564	PSAI
8	Technology Development Centre Hyderabad 2, Telangana, India	68,825	Global Generics and PSAI
9	Integrated Product Development Center (Pilot Plant), Telangana, India	271,379	Global Generics
10	Formulations Hyderabad Plant 2, Telangana, India	3,207,826	Global Generics
11	Formulations Baddi Plant 1, Himachal Pradesh, India	728,234	Global Generics
12	Formulations Baddi Plant 2, Himachal Pradesh, India	381,342	Global Generics
13	Formulations Baddi Plant 3, Himachal Pradesh, India	377,098	Global Generics
14	Biologics Hyderabad, Telangana, India	1,242,767	Global Generics
15	Formulations Hyderabad Plant 3, Telangana, India	1,539,089	Global Generics
16	Formulations Srikakulam Plant 1 (SEZ), Andhra Pradesh, India	879,041	Global Generics
17	Formulations Srikakulam Plant 2 (SEZ), Andhra Pradesh, India	334,105	Global Generics
18	Formulations Srikakulam Plant 11, Andhra Pradesh, India	740,520	Global Generics
19	Formulations Visakhapatnam Plant 1 (SEZ), Andhra Pradesh, India	582,206	Global Generics
20	Formulations Visakhapatnam Plant 2 (SEZ), Andhra Pradesh, India	544,322	Global Generics
21	Aurigene Pharmaceutical Services Limited, Bengaluru, Karnataka, India	58,754	PSAI
22	Aurigene Discovery Technologies Limited, Bengaluru, Karnataka, India	630,462	Others
23	Integrated Product Development Center, Bengaluru, Karnataka, India	29,500	Global Generics
24	Integrated Product Development Center, Telangana, India	103,350	Global Generics, PSAI and Proprietary
	Outside India
25	API Cuernavaca Plant, Mexico	2,361,840	Global Generics and PSAI
26	API Mirfield Plant, United Kingdom	1,785,960	Global Generics and PSAI

Sl No.	Name/Location	Approximate Area (Square feet)	Segments Which Primarily Use
27	API Middleburgh Plant, New York, United States	292,000	Global Generics
28	Technology Development Centre, Cambridge, United Kingdom	32,966	Global Generics and PSAI
29	Technology Development Centre, Leiden, the Netherlands	56,500	Global Generics and PSAI
30	Formulations Shreveport Plant, Louisiana, United States	2,349,251	Global Generics
31	Aurigene Discovery Technologies, Malaysia	5,672	Others

During the year ended March 31, 2022, we sold our Formulations Beverley Plant, in East Yorkshire, United Kingdom which was part of our Global Generics segment.

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

Global Generics

During the year ended March 31, 2022, we established a new oncology injectable products facility “Formulations Srikakulam Plant 11,” located in Andhra Pradesh, India. We also established a facility for potent products, for execution of Exhibit batches and for expansion of our non-oncology products at “Formulations Visakhapatnam Plant 1 (SEZ) (FTO 7),” located in Andhra Pradesh, India.

During the year ended March 31, 2021, we established a facility for Blow-Fill-Seal technology (“BFS”) at “Formulations Vishakhapatnam Plant 2 (SEZ)”. We also completed the acquisition of “Formulation Baddi Plant 3” from Wockhardt Limited.

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

During the year ended March 31, 2019, we obtained approvals from the U.S. FDA for products to be manufactured from a commissioned oral solid dosage form facility, “Formulations Srikakulam Plant 2 (SEZ)”, in a special economic zone located in Srikakulam, Andhra Pradesh, India. This plant, which began commercial operations from April 2019, manufactures products of our Global Generics segment.

Material plans to construct, expand and improve facilities

As of March 31, 2022, we had capital work-in-progress of Rs.13,305 million and capital commitments of Rs.7,791 million for expansion of our manufacturing and research facilities, primarily relating to facilities located in India, the United States and Mexico. Our current capital work-in-progress and capital commitments primarily consist of projects to enhance the capacity of our formulations injectable facility at Srikakulam, Andhra Pradesh, India. We currently intend to finance our additional expansion plans entirely through our operating cash flows and through cash and other investments. A majority of these projects are expected to be completed during the fiscal years ending March 31, 2023 and March 31, 2024.

Environmental laws and regulations

We are subject to significant national and state environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations at the above facilities. Non-compliance with the applicable laws and regulations may subject us to penalties and may also result in the closure of our facilities. Refer to Note 18 (“Provisions”) and Note 32 (under “Contingencies - Environmental matters”) of our consolidated financial statements for details as to environmental matters and liabilities.

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

The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. Our Chief Executive Officer (“CEO”) is the CODM of our company.

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

Pharmaceutical Services and Active Ingredients
. This segment primarily consists of our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. We also serve our customers with incremental value added products including semi-finished and finished formulations, which are included in this segment. This segment also includes our contract research services business and our manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products.
This segment consists of our business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

Others.
This segment consists of our other business operations which includes our wholly-owned subsidiaries, Aurigene Discovery Technologies Limited (“ADTL”) and SVAAS Wellness Limited (“SVAAS”). ADTL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services.

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

Out licensing arrangements, milestone payments and royalties

Our revenues also include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license, and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement.

In cases where the transaction has two or more components performance obligations, we account for the completed obligations (for example the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that we can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the balance period in which we have pending performance obligations.

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

•
Chargebacks
: Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our book closure process, a chargeback validation is performed in which we track and reconcile the volume of inventory for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 96% of the total value of chargebacks outstanding at every year end reporting date) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

59

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

•
Rebates
: Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

•
Refund Liability:
We account for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on our estimate of expected sales returns. We deal in various products. Accordingly, our estimate of sales returns is determined primarily by our historical experience.

With respect to established products, we determine an estimate of sales returns provision primarily based on historical experience of the actual sales returns. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact our business and markets. We consider all of these factors and adjust the sales return provision to reflect our actual experience. With respect to new products introduced by us, those have historically been either extensions of an existing product line where we have historical experience or in a general therapeutic category where established products exist and are sold either by us or our competitors. We have not yet introduced products in a new therapeutic category where the sales returns experience of such products by us or our competitors (as we understand based on industry publications) is not known. The amounts of sales returns for our newly launched products have not historically differed significantly from sales returns experience of the then current products marketed by us or our competitors (as we understand based on industry publications). Accordingly, we do not expect sales returns for new products to be significantly different from expected sales returns of current products. We evaluate sales returns of all our products at the end of each reporting period and record necessary re-measurements to the refund liability and related asset, if any.

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

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 83% of such “gross-to-net” adjustments for our North America Generics business for the year ended March 31, 2022. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:

a)
Estimated inventory
—Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents an immaterial variation. Therefore, we believe that our estimation process in regard to this variable is reasonable.

b)
Unit pricing rate
—At any point in time, inventory volumes on which we carry our chargeback accrual represents approximately 1.1 to 1.4 month of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual only relates to such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning April 1, 2021, 2020 and 2019, respectively, and ended March 31, 2022, 2021 and 2020, respectively, on our estimated inventory levels computed based on the methodology described above (see “Chargebacks” above). The impact on net sales on account of such price variation may not be significant.

A roll-forward for each major accrual for our North America Generics business is presented below for our fiscal years ended March 31, 2020, 2021 and 2022:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	( All amounts in U.S.$ millions )
Beginning Balance: April 1, 2019	128	92	11	30
Current provisions relating to sales during the year	1,468	319	20	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,440)	(331)	(20)	(27)
Ending Balance: March 31, 2020	156	80	11	24

Beginning Balance: April 1, 2020	156	80	11	24
Current provisions relating to sales during the year (1)	1,702	245	21	15
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,656)	(247)	(19)	(20)
Ending Balance: March 31, 2021	202	78	13	19

Beginning Balance: April 1, 2021	202	78	13	19
Current provisions relating to sales during the year (2)	1,897	235	23	25
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,836)	(219)	(23)	(20)
Ending Balance: March 31, 2022	263	94	13	24

*	Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.1 to 1.4 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

**	Currently, we do not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or refund liability.

(1)	Chargebacks provisions
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

(2)	Chargebacks provisions
and payments for the year ended March 31, 2022 were each higher as compared to the year ended March 31, 2021, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products, which were partially off-set due to a lower pricing rates per unit for chargebacks. Such lower pricing rates were primarily on account of a reduction in the invoice price to wholesalers for certain of our products. The rebates provisions and payments for the year ended March 31, 2022 were each lower as compared to the year ended March 31, 2021, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of our products.

(3)	Our
overall refund liability as of March 31, 2022 relating to our North America Generics business was U.S.$24 million, as compared to a liability of U.S.$19 million as of March 31, 2021. This increase in our liability was primarily attributable to a higher refund liability created for the year ended March 31, 2022, as compared to the year ended March 31, 2021.

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

5.A. Operating results
Income Statement Data

	For the year ended March 31,
	2022	2022	2021	2020
	(Rs. in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Revenues	U.S.$2,826	Rs.214,391	Rs.189,722	Rs.174,600
Cost of revenues	1,325	100,551	86,645	80,591
Gross profit	1,500	113,840	103,077	94,009
Selling, general and administrative expenses	818	62,081	54,650	50,129
Research and development expenses	230	17,482	16,541	15,410
Impairment of non-current assets	100	7,562	8,588	16,767
Other income, net	(36)	(2,761)	(982)	(4,290)
Results from operating activities	389	29,476	24,280	15,993
Finance income, net	28	2,119	1,653	1,478
Share of profit of equity accounted investees, net of tax	9	703	480	561
Profit before tax	426	32,298	26,413	18,032
Tax expense/(benefit), net	115	8,730	9,175	(1,466)
Profit for the year	U.S.$311	Rs.23,568	Rs.17,238	Rs.19,498

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales For the year ended March 31,			Percentage Increase/(Decrease)
	2022	2021	2020	2021 to 2022	2020 to 2021
Revenues	100.0%	100.0%	100.0%	13.0%	8.7%
Gross profit	53.1%	54.3%	53.8%	10.4%	9.6%
Selling, general and administrative expenses	29.0%	28.8%	28.7%	13.6%	9.0%
Research and development expenses	8.2%	8.7%	8.8%	5.7%	7.3%
Impairment of non-current assets	3.5%	4.5%	9.6%	(11.9%)	(48.8%)
Other income, net	(1.3%)	(0.5%)	(2.5%)	181.2%	(77.1%)
Results from operating activities	13.7%	12.8%	9.2%	21.4%	51.8%
Finance income, net	1.0%	0.9%	0.8%	28.2%	11.8%
Share of profit of equity accounted investees, net of tax	0.3%	0.3%	0.3%	46.5%	(14.4%)
Profit before tax	15.1%	13.9%	10.3%	22.3%	46.5%
Tax expense/(benefit), net	4.1%	4.8%	(0.8%)	(4.9%)	(725.9%)
Profit for the year	11.0%	9.1%	11.2%	36.7%	(11.6%)

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the year ended March 31,
	2022		2021		2020
	(Rs. in millions)
	Revenues	% of Segment revenue	Revenues	% of Segment revenue	Revenues	% of Segment revenue
Global Generics	Rs.179,170	84%	Rs.154,404	81%	Rs.138,123	79%
PSAI	30,740	14%	31,982	17%	25,747	15%
Proprietary Products	1,611	1%	523	0%	7,949	5%
Others	2,870	1%	2,813	2%	2,781	1%
Total	Rs.214,391	100%	Rs.189,722	100%	Rs.174,600	100%

Fiscal Year Ended March 31, 2022 compared to Fiscal Year Ended March 31, 2021

Revenues

Our overall consolidated revenues were Rs.214,391 million for the year ended March 31, 2022, an increase of 13% as compared to Rs.189,722 million for the year ended March 31, 2021. This revenue growth for the year ended March 31, 2022 was primarily due to increased sales volumes of our existing products, as well as new product launches across our businesses. The foregoing was partially offset by price erosion in our Global Generics segment’s markets of North America
(the United States and Canada) and Europe
. The growth was also aided by license fee in our proprietary product segment. In order to focus on our core business and growth brands, we divested some of our brands from proprietary products segment and some from India, Emerging markets forming part of our global generics segment.

The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	For the year ended March 31,
	2022		2021		2020
	Revenues	% of Total Revenue *	Revenues	% of Total Revenue *	Revenues	% of Total Revenue *
	(Rs. in millions)
Global Generics	Rs.179,170	84%	Rs.154,404	81%	Rs.138,123	79%
North America (the United States and Canada)	74,915	42%	70,494	46%	64,659	47%
Europe	16,631	9%	15,404	10%	11,707	8%
India	41,957	23%	33,419	22%	28,946	21%
Russia	20,879	12%	15,816	10%	16,900	12%
Other countries of the former Soviet Union and Romania	8,261	5%	7,427	5%	6,472	5%
Others	16,526	9%	11,844	7%	9,439	7%
PSAI	30,740	14%	31,982	17%	25,747	15%
Proprietary Products and Others	4,481	2%	3,336	2%	10,730	6%
Total	214,391	100%	189,722	100%	174,600	100%

*
Percentages mentioned against the segments are with reference to the total revenue of our company; and percentages mentioned against geographies represent the sales in the respective geography as a percentage of the total revenue from that segment.

For the year ended March 31, 2022, the average exchange rate of the U.S. dollar appreciated by approximately 0.4%, Euro remained approximately flat, and that of the Russian rouble depreciated by 2.1%, against the Indian rupee as compared to the year ended March 31, 2021. These changes in exchange rates on an overall basis increased our reported revenues on a marginal basis.

Segment analysis

Global Generics

Revenues from our Global Generics segment were Rs.179,170 million for the year ended March 31, 2022, an increase of 16% as compared to Rs.154,404 million for the year ended March 31, 2021. The revenue increase was in all the four business geographies of this segment: North America (the United States and Canada), Europe, India, and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 17% resulting from a net increase in the sales volumes of existing products in this segment;

•	an increase of approximately 11% resulting from new products launched during the year ended March 31, 2022; and

•	the foregoing was partially offset by a decrease of approximately 12% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada):
Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.74,915 million for the year ended March 31, 2022, an increase of 6% as compared to Rs.70,494 million for the year ended March 31, 2021. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 6% for the year ended March 31, 2022 as compared to the year ended March 31, 2021.

This revenues increase was largely attributable to the following:

•	an increase in volumes for certain of our existing products such as buprenorphine and naloxone sublingual film and ciprofloxacin dexamethasone suspension;

•	revenues from new products launched during the year ended March 31, 2022, such as icosapent ethyl capsules, vasopressin injection and ertapenem injection; and

•	the foregoing was partially offset by reduced sales primarily due to price erosion from increased competition for certain products, such as buprenorphine and naloxone sublingual film, ciprofloxacin dexamethasone suspension and dimethyl fumarate capsules.

During the year ended March 31, 2022, we made 7 new ANDA filings with the U.S. FDA. As of March 31, 2022 our cumulative filings were 309, which includes 5 NDA filings under section 505(b)(2) and 304 ANDA filings. As of March 31, 2022, we had 90 filings pending approval with the U.S. FDA (87 ANDAs and 3 NDAs under 505(b)(2) route including 26 tentative approvals). Of the 87 ANDAs which are pending approval, 44 are Paragraph IV filings, and we believe that we are the first to file with respect to 24 of these filings.

Europe:
Our Global Generics segment’s revenues from Europe (which is comprised of Germany, the United Kingdom and other European countries such as Italy, Spain, France and Austria) were Rs.16,631 million for the year ended March 31, 2022, an increase of 8% as compared to Rs.15,404 million for the year ended March 31, 2021. This increase was primarily on account of higher sales volumes and sales from new product launches during the year ended March 31, 2022 which was partially offset by a reduction in sales due to price erosion in some of our existing products.

India:
Our Global Generics segment’s revenues from India were Rs.41,957 million for the year ended March 31, 2022, an increase of 26% as compared to Rs.33,419 million for the year ended March 31, 2021. This growth was largely attributable to an increase in sales volumes and sales prices of our existing products and revenues from launches of new products. The growth was also aided by divestment of a few non-core brands during the year.

According to IQVIA in its Moving Annual Total report for the year ended March 31, 2022, our secondary sales in India grew by 23.2% during such period, as compared to the India pharmaceutical market’s growth of 18.2% during such period. During the year ended March 31, 2022, we launched 20 new brands in India.

Emerging Markets:
Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) were Rs.45,666 million for the year ended March 31, 2022, an increase of 30% as compared to Rs.35,087 million for the year ended March 31, 2021. This revenue increase was led by growth in Russia, Brazil, South Africa, Romania and Kazakhstan, and scaling up in markets such as Jamaica, Chile and Vietnam.

Russia:
Our Global Generics segment’s revenues from Russia were Rs.20,879 million for the year ended March 31, 2022, an increase of 32% as compared to Rs.15,816 million for the year ended March 31, 2021. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 38% for the year ended March 31, 2022 as compared to the year ended March 31, 2021. This revenue increase was largely attributable to an increase in sales volumes and sales price of our existing products and revenues from launches of new products during the year ended March 31, 2022. The growth was also aided by divestment of a few non-core brands during the year. Our over-the-counter (“OTC”) division’s revenues from Russia for the year ended March 31, 2022 were approximately 46% of our total revenues from Russia in this segment.

According to IQVIA, as per its report for the year ended March 31, 2022, our sales value (in Russian roubles) growth and volume growth from Russia for such period, as compared to the Russian pharmaceutical market was as follows:

	Year ended March 31, 2022
	Dr. Reddy's		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	17.6%	10.7%	22.4%	7.0%
Over-the-counter (OTC)	23.0%	22.1%	20.6%	3.9%
Total (Rx + OTC)	20.3%	15.0%	21.5%	4.9%

As per the above referenced IQVIA report, our market shares in Russia for the years ended March 31, 2022 and 2021 were as follows:

	Year ended March 31,
	Volume based		Value based
	2022	2021	2022	2021
Prescription (Rx)	3.7%	3.9%	1.6%	1.7%
Over-the-counter (OTC)	1.3%	1.1%	1.6%	1.6%
Total (Rx + OTC)	2.1%	2.1%	1.6%	1.7%

Other countries of the former Soviet Union and Romania:
Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.8,261 million for the year ended March 31, 2022, an increase of 11% as compared to Rs.7,427 million for the year ended March 31, 2021. This increase was largely attributable to revenues from new products launched during the year ended March 31, 2022.

“Rest of the World” Markets
: We refer to all markets of this segment, other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India, as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.16,526 million for the year ended March 31, 2022, an increase of 40% as compared to Rs.11,844 million for the year ended March 31, 2021. The growth is largely attributable to increased sales volumes of our existing business and to new products launched during the year ended March 31, 2022. The foregoing was partially offset by decline in revenues due to price erosion in some of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues were Rs. 30,740 million for the year ended March 31, 2022, as compared to Rs.31,982 million for the year ended March 31, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the decrease in revenue was largely attributable to decreases in prices of some of our existing products, which was partially offset by increases in volumes and revenues from launches of new products.

During the year ended March 31, 2022, we filed 139 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total active worldwide DMFs as of March 31, 2022 were 1,302, including 232 active DMFs in the United States.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.1,611 million for the year ended March 31, 2022, an increase of 208% as compared to Rs.523 million for year ended March 31, 2021.

This increase was primarily on account of recognition of Rs. 1,084 million from a license fee associated with the sale of our U.S. and Canada territory rights for ELYXYB® (celecoxib oral solution) 25 mg/ml, to Bio Delivery Sciences International, Inc., in the twelve months ended March 31, 2022.

Gross Profit

Our total gross profit was Rs. 113,840 million for the year ended March 31, 2022, representing 53.1% of our revenues for that period, as compared to Rs.103,077 million for the year ended March 31, 2021, representing 54.3% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profit by segment:

	For the year ended March 31,
	2022		2021		2020
	( Rs. in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	103,270	57.6%	91,111	59.0%	78,449	56.8%
PSAI	6,821	22.2%	9,426	29.5%	6,190	24.0%
Proprietary Products	1,590	98.7%	482	92.2%	7,744	97.4%
Others	2,159	75.2%	2,058	73.2%	1,626	58.5%
Total	113,840	53.1%	103,077	54.3%	94,009	53.8%

The gross profit from our Global Generics segment decreased to 57.6% for the year ended March 31, 2022, from 59.0% for the year ended March 31, 2021. This reduction was on account of price erosion in certain of our products, primarily in the United States and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia), which was partially offset by lower increase in manufacturing overheads as compared to sales and increase in the proportion of sales of certain products with higher gross margins.

The gross profits from our PSAI segment decreased to 22.2% for the year ended March 31, 2022, from 29.5% for the year ended March 31, 2021. This decrease was primarily on account of price erosion in certain of our products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.62,081 million for the year ended March 31, 2022, an increase of 13.6% as compared to Rs.54,650 million for the year ended March 31, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 4% on account of increased personnel costs, primarily on account of annual raises and new additions;

•	an increase of 3% in selling and advertisement expenses;

•	an increase of 2% due to higher royalty fees;

•	an increase of 2% on account of higher legal and professional expenses; and

•	an increase of 1% on account of higher spending on other costs, including travel expenses.

As a proportion of our total revenues, our selling, general and administrative expenses remained at 29.0% for the year ended March 31, 2022 largely similar to the year ended March 31, 2021.

Research and development expenses

Our research and development expenses were Rs.17,482 million for the year ended March 31, 2022, an increase of 5.7% as compared to Rs.16,541 million for the year ended March 31, 2021. This increase was primarily on account of higher developmental expenditures in our biosimilars and drug discovery businesses.

As a proportion of our total revenues, our research and development expense was at 8.2% for the year ended March 31, 2022 as compared to 8.7% for the year ended March 31, 2021.

Impairment of non-current assets

Our impairment of non-current assets expense were Rs.7,562 million for year ended March 31, 2022 as compared to a charge of Rs.8,588 million for the year ended March 31, 2021. Please refer to Notes 12, 13 and 14 of our consolidated financial statements for an explanation on this charge.

Other income, net

Our net other income was Rs.2,761 million for the year ended March 31, 2022, an increase of 181.2% as compared to net other income of Rs.982 million for the year ended March 31, 2021. The net other income was higher primarily on account of recognition of an income of Rs. 1,064 million towards gain on sale of other intangible asset relating to all of our rights relating to our anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc during the year ended March 31, 2022.

Finance income, net

Our net finance income was Rs.2,119 million for the year ended March 31, 2022, as compared to net finance income of Rs. 1,653 million for the year ended March 31, 2021. This increase in net finance income was largely attributable to:

•	net foreign exchange gain of Rs.1,835 million for the year ended March 31, 2022, as compared to net foreign exchange gain of Rs. 1,240 million for the year ended March 31, 2021;

•	a net interest income of Rs.7 million for the year ended March 31, 2022, as compared to a net interest expense of Rs.144 million for the year ended March 31, 2021; and

The foregoing was partially offset by reduction in fair value changes and profit on sale of units of mutual funds to Rs.277 million for the year ended March 31, 2022, as compared to fair value changes and profit on sale of units of mutual funds of Rs.557 million for the year ended March 31, 2021.

Profit before tax

As a result of the above, our profit before taxes was Rs. 32,298 million for the year ended March 31, 2022, an increase of 22.3% as compared to Rs.26,413 million for the year ended March 31, 2021.

Tax expense

Our consolidated tax rate was 27.0% for the year ended March 31, 2022, as compared to 34.7% for the year ended March 31, 2021.

Our effective tax rate for the year ended March 31, 2022 was lower as compared to the year ended March 31, 2021 primarily due to:

•
lower profit base during the year ended March 31, 2021 on account of impairment losses, a permanent difference resulting in a higher tax rate.
After adjusting these impairment losses, the adjusted effective tax rate stands at 26.5% for the year ended March 31, 2021; and

•
inclusion of income from sale of capital assets, which is taxable at a rate lower than the enacted tax rate for the year ended March 31, 2022. Consequently, effective tax rate
for the year ended March 31, 2022 was approximately lower by 1% on account of income from the sale of capital assets.

The balance impact is on account of changes in jurisdictional mix of earnings (i.e., decrease in the proportion of profits from lower tax jurisdictions and increase in proportion of profits from higher tax jurisdictions).

As a result, we had a tax expense of Rs.8,730 million for the year ended March 31, 2022, as compared to Rs.9,175 million for the year ended March 31, 2021.

Profit for the year

As a result of the above, our net profit was Rs. 23,568 million for the year ended March 31, 2022, representing 11.0% of our total revenues for such year, as compared to Rs.17,238 million for the year ended March 31, 2021, representing 9.1% of our total revenues for such year.

Fiscal Year Ended March 31, 2021 compared to Fiscal Year Ended March 31, 2020

Refer to item 5.A. of our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.

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

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements, in both the short term (i.e. the 12 months following the year ended March 31, 2022) and the long term (i.e. beyond such additional 12-month period).

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the years presented:

	For the year ended March 31,
	2022		2021		2020
	( Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	28,108	Rs.	35,703	Rs.	29,841
Investing activities		(26,387)		(22,660)		(4,923)
Financing activities		(2,422)		(298)		(25,159)
Net (decrease)/ increase in cash and cash equivalents	Rs.	(701)	Rs.	12,745	Rs.	(241)

In addition to cash, inventory and accounts receivable, we had uncommitted lines of credit of Rs.39,989 million as of March 31, 2022, from our banks for working capital requirements. We draw upon these lines of credit based on our working capital requirements.

Cash Flow from Operating Activities

Year ended March 31, 2022 compared to year ended March 31, 2021

The result of operating activities was a net cash inflow of Rs.28,108 million for the year ended March 31, 2022, as compared to a net cash inflow of Rs.35,703 million for the year ended March 31, 2021.

The decrease in net cash inflow of Rs.7,595 million was primarily due to increase in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of March 31, 2022 and March 31, 2021 were 108 days and 91 days respectively. Of the 17 day increase in our DSO between March 31, 2022 and 2021, approximately 13 days was on account of a reduction in receivables during the year ended March 31, 2021, due to the sale of our trade receivables to a bank in North America.  The remaining increase of 4 days was primarily on account of changes in the mix of our receivables, due to an increase in the proportion of receivables from our customers with longer credit periods.

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

Our average DSO as of March 31, 2021 and March 31, 2020 were 91 days and 100 days, respectively. The decrease in our DSO between March 31, 2021 and 2020 was primarily on account of improved collections from customers in the United States and Europe.

Cash Flow from Investing Activities

Year ended March 31, 2022 compared to year ended March 31, 2021

Our investing activities resulted in net cash outflows of Rs.26,387 million and Rs.22,660 million for the years ended March 31, 2022 and 2021, respectively, which was primarily on account of the following:

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.15,733 million for the year ended March 31, 2022, as compared to Rs.12,476 million for the year ended March 31, 2021; and

•	net purchases of other investments of Rs.11,201 million for the year ended March 31, 2022, as compared to net proceeds from other investments of Rs.4,110 million for the year ended March 31, 2021.

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

Cash Flow from Financing Activities

Year ended March 31, 2022 compared to year ended March 31, 2021

Our financing activities resulted in net cash outflows of Rs.2,422 million and Rs.298 million for the years ended March 31, 2022 and 2021, respectively which was primarily on account of the following:

•	payments of dividends of Rs.4,146 million for the year ended March 31, 2022, as compared to payments of dividends of Rs.4,147 million for the year ended March 31,2021;
•	interest payments of Rs.1,345 million for the year ended March 31, 2022, as compared to interest payments of Rs.1,321 million for the year ended March 31, 2021;
•	payments of the principal portion of lease liabilities of Rs.785 million for the year ended March 31, 2022, as compared to payments of the principal portion of lease liabilities of Rs.754 million for the year ended March 31, 2021;
•	purchases of treasury shares of Rs.1,193 million for the year ended March 31, 2021; and
•	net proceeds from short-term and long-term borrowings of Rs.3,520 million for the year ended March 31, 2022, as compared to net repayment of short-term and long-term borrowings of Rs.6,848 million for the year ended March 31, 2021.

Year ended March 31, 2021 compared to year ended March 31, 2020

Our financing activities resulted in net cash outflows of Rs.298 million and Rs.25,159 million for the years ended March 31, 2021 and 2020, respectively which was primarily on account of the following:

•	payments of dividends of Rs.4,147 million for the year ended March 31, 2021, as compared to payments of dividends (including dividend distribution taxes) of Rs.3,916 million for the year ended March 31, 2020;
•	interest payments of Rs.1,321 million for the year ended March 31, 2021, as compared to interest payments of Rs.1,608 million for the year ended March 31, 2020;
•	payments of the principal portion of lease liabilities of Rs.754 million for the year ended March 31, 2021, as compared to payments of the principal portion of lease liabilities of Rs.482 million for the year ended March 31, 2020;
•	purchases of treasury shares of Rs.1,193 million for the year ended March 31, 2021, as compared to purchases of treasury shares of Rs.474 million for the year ended March 31, 2020; and
•	net proceeds from short-term and long-term borrowings of Rs.6,848 million for the year ended March 31, 2021, as compared to net repayment of short-term and long-term borrowings of Rs.18,683 million for the year ended March 31, 2020.

Liquidity and working capital

We manage our liquidity by ensuring, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to our reputation.

As of March 31, 2022, we had working capital of Rs.87,841 million, including cash and cash equivalents of Rs.14,852 million, investments in term deposits with banks and bonds of Rs.12,562 million and investments in units of mutual funds of Rs.16,751 million.

As of March 31, 2021, we had working capital of Rs.66,626 million (excluding assets held for sale of Rs.151 million), including cash and cash equivalents of Rs.14,829 million, investments in term deposits with banks and bonds of Rs.6,481 million and investments in units of mutual funds of Rs.13,263 million.

Principal debt obligations

The following table summarizes our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2022:

	Payments due by period
Principal debt obligations	Total		Less than 1 year		1-5 years		More than 5 years
	(Rs. in millions)
Short-term borrowings	Rs.	27,082	Rs.	27,082	Rs.	-	Rs.	-
Long-term borrowings (1)		3,800		-		3,800		-
Total obligations	Rs.	30,882	Rs.	27,082	Rs.	3,800	Rs.	-
(1)
Non-convertible debentures issued by the subsidiary Aurigene Pharmaceutical Services Limited.

Annual rate of interest

The following table provides details of annual rates of interest for our principal debt obligations (excluding obligations under leases) outstanding as of March 31, 2022:

Debt	Amounts in millions	Currency (1)	Interest Rate (2)
Pre-shipment credit	Rs.18,211	INR	3 Months T-bill – 5 bps
		INR	3 Months T-bill
		INR	3 Months T-bill + 25 bps
Other working capital borrowings	8,871	U.S.$	1 Months LIBOR+ 80 bps
		RUB	8.88%
		MXN	TIIE + 1.15%
		INR	4.00%
		BRL	CDI + 1.79%
		UAH	13.00%
Long-term borrowings	3,800	INR	6.77%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia, and “BRL” means Brazilian reals.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury bill and “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário).

The short-term borrowings and other working capital borrowings from banks are repayable within 12 months from the date of drawdown. Our objective in determining the borrowing maturity is to ensure a balance between flexibility, cost and continuing availability of funds.

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

Material cash requirements

Our principal cash requirements are for the purchase of property, plant and equipment which were Rs. 14,660 million during the year ended March 31, 2022 and working capital for our regular business operations which were Rs.13,914 million during the year ended March 31, 2022.

As of March 31, 2022 and 2021, we had committed to spend Rs.7,991 million and Rs.9,841 million, respectively, in capital expenditures under agreements to purchase property, plant and equipment. These amounts are net of capital advances paid in respect of such purchases.

In addition to the above, on April 1, 2022, we entered into an agreement with Novartis AG to acquire the cardiovascular brand Cidmus® in India. Under the agreement, we acquired the Cidmus® trademark in India from Novartis AG for a consideration of U.S.$61 million. We anticipate that these commitments will be funded through the cash flows generated from operations and the cash flows from borrowings as required.

As of March 31, 2022 and 2021, we had uncommitted lines of credit from banks of Rs.39,989 million and Rs. 38,766 million
, respectively.

5.C.
Research and development, patents and licenses, etc.

Research and Development

Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

•
Global Generics
, where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the highly regulated markets of the United States and Europe as well as emerging markets. Global Generics also includes our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.

•
Pharmaceutical Services and Active Ingredients
, where our research and development activities concentrate on development of chemical processes for the synthesis of API for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical line of business, where we continue to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain, from discovery all the way to the market.

•	Proprietary Products , where we focus on the research, development, and commercialization of differentiated formulations.

In the years ended March 31, 2022, 2021 and 2020, we expended Rs.17,482 million, Rs. 16,541 million and Rs. 15,410 million, respectively, on research and development activities. This increase was primarily on account of higher developmental expenditures in our Global Generics business, including development of COVID related molecules. Each of these business segments has its own research and development and patent policies, and has numerous products in various stages of development. For further information on these policies and these products, see “Item 4. Information on the Company—Item 4.B Business overview.”

Patents, Trademarks and Licenses

We have filed and been issued numerous patents in our principal areas of operations: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products. We expect to continue to file patent applications seeking to protect our innovations and novel processes in several countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by our competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. As of March 31, 2022, we have more than 1,550 trademarks filed with the Registrar of Trademarks in India which are either registered or are pending registration. We have also filed registration applications for non-U.S. trademarks in other countries in which we do business. We market several products under licenses in several countries where we operate.

5.D.
Trend Information

COVID-19

The COVID-19 pandemic and responses to curtail the pandemic have presented a number of risks and challenges for our business, including among others its impacts on the global supply chain, on governmental processing time for product and patent approvals, on employees (including work-from-home policies and other social distancing policies to reduce the risks to the health and safety of employees) and on the economy in general. In the year ended March 31, 2022, we did not experience significant impacts or delays from the COVID-19 pandemic on our business operations. However, during the year ended March 31, 2021, we experienced certain disruptions relating to this pandemic (including work-from-home policies and other social distancing policies to reduce the risks to the health and safety of employees). The COVID-19 situation continues to evolve and we cannot be certain whether COVID-19 will adversely impact our business operations and results in future periods. See “Item 3D.—Risk Factors— A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, and the resulting restrictive measures and economic impacts may materially and adversely impact our business and results of our operations.” The full extent, consequences, and duration of the COVID-19 pandemic and the resulting impact on our business, financial condition and results of operations or the global economy as a whole cannot be predicted on the date of this Annual Report. We will continue to evaluate the impact that the COVID-19 pandemic could have on our business, financial condition and results of operations during the year ending March 31, 2023.

Inflation

In addition, there has recently been an accelerated rate of inflation (a trend which is expected to continue in the near future) that has resulted, and may continue to result, in increased costs of labor, raw materials, other supplies and freight and distribution costs, among others.

For the pharmaceutical industry, the pricing dynamics of our products generally does not provide the opportunity to pass on such costs to customers. Inflation may also result in higher interest rates and increased costs of capital.

Military conflict between Russia and Ukraine

While the broader economic consequences of the military conflict between Russia and Ukraine are currently difficult to predict, geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global geopolitical and economic environment, which could in turn adversely impact our operations and growth in Russia and other countries of the former Soviet Union. For additional details, see the discussion in Section 4.B. of this report under “Our Principal Areas of Operations - Global Generics Segment - Russia and other Countries of the former Soviet Union and Romania - Impact on our Operations due to the military conflict between Russia and Ukraine.”

Other

Also, please see the information set forth under the heading “Fiscal Year Ended March 31, 2022 compared to Fiscal Year Ended March 31, 2021” in Item 5.A of this annual report on Form 20-F and in “Item 4. Information on the Company” for additional trend information.

5.E.
Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A.
Directors and senior management

The list of our directors and executive officers and their respective age and position as of March 31, 2022 was as follows:

Directors Name (1)	Age (in yrs.)	Position
Mr. K. Satish Reddy (2)(3)	54	Chairman
Mr. G.V. Prasad (2)(4)	61	Co-Chairman and Managing Director
Ms. Kalpana Morparia	73	Director
Dr. Bruce L.A. Carter	78	Director
Mr. Sridar Iyengar	74	Director
Mr. Prasad R. Menon	76	Director
Mr. Leo Puri	61	Director
Ms. Shikha Sharma	63	Director
Mr. Allan Oberman	64	Director
Dr. K.P.Krishnan (5)	63	Director
Ms. Penny Wan (6)	56	Director

(1)	Except for Mr. K. Satish Reddy and Mr. G.V. Prasad, all of the directors are independent directors under the corporate governance rules of the New York Stock Exchange.
(2)	Full-time director.
(3)	Brother-in-law of Mr. G.V. Prasad.
(4)	Brother-in-law of Mr. K. Satish Reddy.
(5)	Appointed with effect from January 7, 2022.
(6)	Appointed with effect from January 28, 2022.

Executive Officers

Our policy is to classify our officers as “executive officers” if they have membership on our Management Council. Our Management Council consists of various business and functional heads and is our senior management. As of March 31, 2022, the Management Council consisted of:

Name and Designation	Education/Degrees Held	Age	Experience in years	Date of commencement of employment	Particulars of last employment
Mr. K. Satish Reddy (1) Chairman	B. Tech., M.S. (Medicinal Chemistry)	54	30	January 18, 1993	Director, Globe Organics Limited
Mr. G.V. Prasad (2) Co-Chairman and Managing Director	B. E. (Chem. Eng.), M.S. (Indl. Admn.)	61	38	June 30, 1990	Promoter Director, Benzex Labs Private Limited
Mr. Erez Israeli Chief Executive Officer	Graduate Bar Ilan University MBA in Finance and Marketing Bar Ilan University	55	28	April 2, 2018	Executive Officer Enzymotec
Mr. Parag Agarwal Chief Financial Officer	Chartered Accountant (CA), Company Secretary (CS)	56	34	November 2, 2020	CFO-Health, Reckitt Benckiser PLC
Mr. M.V. Ramana Chief Executive Officer - Branded Markets (India and Emerging Countries)	MBA	54	30	October 15, 1992	-
Ms. Archana Bhaskar Chief Human Resource Officer	MBA (IIM)	55	32	June 15, 2017	Human Resources head (Global commercial business) Royal Dutch Shell
Mr. Sanjay Sharma Global Head of Manufacturing	B. Tech (IIT), Business Leader’s program (IIM) and General Management program (IIM)	54	31	August 1, 2017	Integrated Supply Chain Operations (Coca Cola) for India and South Asia
Mr. Deepak Sapra Global Head of PSAI	B.E., PGDM, MBA	47	22	January 23, 2003	Asst. Divisional Engineer, Indian Railways
Mr. Marc Kikuchi Chief Executive Officer -North America Generics	MBA, BA (Molecular and Cell Biology)	53	28	February 1, 2019	CEO, Americas for Zydus Pharmaceuticals, Inc.
Mr. Patrick Aghanian Chief Executive Officer - European Generics	MBA, BA	57	34	October 7, 2019	Global Head of Zentiva
Mr. Mukesh Rathi Chief Digital and Information Officer	Industrial Engineer (IIT), MBA (IIM)	47	23	April 30, 2012	Hewlett Packard (now DxC), Bangalore

(1)	Brother-in-law of Mr. G.V. Prasad.
(2)	Brother-in-law of Mr. K. Satish Reddy.

In May 2022, Mr Sushrut Kulkarni, joined the Company as Global Head of Integrated Product Development (“IPDO”). He has been inducted as member of our Management Council. He holds a Masters in Pharmacy from Bombay College of Pharmacy, Mumbai University and has more than 25 years of experience in the pharmaceutical industry.
His last role was as an Executive Vice President and Head of Global Pharmaceutical Development at Glenmark.

Mr. M.V. Narasimham, Deputy Chief Financial Officer, has been inducted as member of our Management Council. He is a qualified Chartered Accountant. He joined the Company in the year 2000 and handled several roles in the Company. He has over 30 years of experience and handled multiple functions in finance department of the Company. He handled the business finance operations of PSAI and Global Generics during the period 2006 to 2012. Since 2012, he has been heading the Corporate Finance (Direct and Indirect Taxation, Consolidation and Corporate Analytics) along with Global Business finance involving both India and overseas operations.

There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or executive officer referred to above was selected as a director or member of our Management Council.

Biographies – Directors

Mr. K. Satish Reddy
is the Chairman of our Board of Directors
and Whole-time Director
. Prior to May 2014, he held the offices of Vice Chairman and Managing Director. He has a Master of Science degree in Medicinal Chemistry from Purdue University, Indiana in the United States of America and a Bachelor of Technology degree in Chemical Engineering from Osmania University, Hyderabad. He is the Chairman of the Board of Governors of NIPER, Hyderabad and the Chairman of the Confederation of Indian Industry (CII), Southern Council. He also chairs the Life Sciences Skill Development Council under The National Skill Development Corporation (“NSDC”), an organization, working in partnership with various stakeholders groups, to serve and address the skill shortfalls in the Life Sciences Sectors across India. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (“CII”) and head of its National Committee on Pharmaceuticals. He is the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research-based Indian companies. In addition to positions held in our subsidiaries, he is also a Director on the Board of Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Araku Originals Private Limited, Dr. Reddy’s Institute of Life Sciences, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Dr. Reddy’s Trust Services Private Limited, KAR Holdings (Singapore) Private Limited, Singapore and KAREUS Therapeutics (Singapore) Private Limited, Singapore.

Mr. G.V. Prasad
is a member of our Board of Directors and serves as our Co-Chairman and Managing Director. Prior to May 2014, he held the titles of Chairman and Chief Executive Officer. He was the Managing Director of Cheminor Drugs Limited prior to its merger with Dr. Reddy’s Laboratories. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious ‘Medicine Maker 2018 Power List’ of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2015. In addition to positions held in our subsidiaries, he is a Director on the Board of Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy’s Institute of Life Sciences and Dr. Reddy’s Trust Services Private Limited. Mr. Prasad is active on the boards of public and private institutions such as the Indian School of Business (“ISB”) and the International Foundation for Research and Education.

Ms. Kalpana Morparia
has been a member of our Board of Directors since 2007. Ms. Morparia is Former Chairman of J.P. Morgan - South and Southeast Asia and was a member of J.P. Morgan’s Asia Pacific Management Committee. Prior to joining J.P. Morgan, India, Ms. Morparia served as Vice Chair on the Board of ICICI Group and was a Joint Managing Director of ICICI Group from 2001 to 2007. A graduate in science and law from Mumbai University, Ms. Morparia has served on several committees constituted by the Government of India. She has been recognized by national and international media for her role as one of the leading women professionals. She also serves on the Boards of Hindustan Unilever Limited, Delhivery Limited, Philip Morris International Inc., the Generation India Foundation, and the Foundation for Audit Quality (NGO). Ms. Morparia also serves as Advisor to Temasek, and is a member of the Board of Governors of Bharti Foundation, among others.

Dr. Bruce L.A. Carter
has been a member of our Board of Directors since 2008. Dr. Carter was the Chairman of the Board and the former Chief Executive Officer of ZymoGenetics, Inc. in Seattle, Washington, in the United States of America. He has also served as the Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the former parent company of ZymoGenetics. From 1982 to 1986, he served various positions at G.D. Searle & Co. Ltd., including Head of Molecular Genetics. He was a Lecturer of Trinity College, University of Dublin from 1975 to 1982. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. Dr. Carter is Chairman on the Board of Enanta Pharmaceutical Inc., and ALSP Orchid and a director on the Boards of TB Alliance and Mirati Therapeutics Inc., in the United States of America, and our wholly-owned subsidiaries Aurigene Discovery Technologies Limited, in India, and Dr. Reddy’s Laboratories Inc., in the United States of America.

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

Mr. Prasad R. Menon
has been a member of our Board of Directors since 2017
.
Mr. Menon is a former Managing Director of Tata Chemicals Limited and Tata Power Company Limited. He has over 42 years of diverse experience in some of the premier multinational and Indian companies in the chemical and power industry. Prior to joining Tata, he was Director Technical of Nagarjuna Fertilisers and Chemicals Limited. Mr. Menon is a Director on the Board of Chemplast Sanmar Limited and Data Patterns (INDIA) Limited. He holds a chemical engineering degree from the Indian Institute of Technology (“IIT”), Kharagpur.

Mr. Leo Puri
has been a member of our Board of Directors since October 2018. Mr. Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018.
Mr. Puri assumed office of the Chairman of JP Morgan Chase for South & South East Asia in early 2021.
In his career of more than 30 years, Mr. Puri has previously worked as Director with McKinsey & Company and as Managing Director with Warburg Pincus. Mr. Puri has worked in the U.K., the United States and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership. Mr. Puri is a director on the Board of Hindustan Unilever Limited and Tata Sons Private Limited. Mr. Puri has a Master’s degree in P.P.E. from University of Oxford, and a Master’s degree in Law from University of Cambridge.

Ms. Shikha Sharma
has been a member of our Board of Directors since January 2019. Ms. Sharma was the Managing Director and CEO of Axis Bank, India’s third largest private sector bank from June 2009 until December 2018. As a leader adept at managing change, she led the Bank on a transformation journey from being primarily a corporate lender to a bank with a strong retail deposit franchise and a balanced lending book. Ms. Sharma has more than three decades of experience in the financial sector, having begun her career with ICICI Bank Ltd in 1980. During her tenure with the ICICI group, she was instrumental in setting up ICICI Securities. As Managing Director and CEO of ICICI Prudential Life Insurance Company Ltd., she led that company to become the No. 1 private sector life insurance company in India. She was a member of the Reserve Bank of India (“RBI”) Technical Advisory Committee, the RBI’s panel on Financial Inclusion, and the RBI’s Committee on Comprehensive Financial Services for Small Businesses and Low-Income Household. She has chaired CII’s National Committee on Banking 2015-2017. Ms. Sharma holds an MBA from the Indian Institute of Management, Ahmedabad, B.A. (Hons.) in Economics and a Post Graduate Diploma in Software Technology from National Centre for Software Technology (NCST), Mumbai. Ms. Sharma is also an independent director on the Boards of Ambuja Cements Ltd., Mahindra and Mahindra Ltd, Tech Mahindra Ltd, Piramal Enterprises Limited and Tata Consumer Products Ltd (Formerly known as Tata Global Beverages Ltd.). She is a member of the Board of Governors of the Indian Institute of Management (“IIM”) Lucknow, and an advisor to several companies in India.

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
Oberman is also Chairman of the Board of RNA Disease Diagnostics, Inc., U.S.A, and a Board Advisor to Havn Life Sciences, Inc., Canada.

Dr. K.P. Krishnan
has been a member of our Board of Directors since January 2022. For nearly 37 years, Dr. Krishnan served in the Indian Administrative Service (“IAS”). He superannuated from the IAS in December 31, 2019. In his IAS career he has served in various field and secretariat positions in the Government of India, Government of Karnataka and at the World Bank. Besides field positions like District Collector Mangalore, in the Government of Karnataka he served in the departments dealing with agriculture, co-operatives and marketing, urban development and infrastructure, commercial taxes and finance. His key roles in the Government of India include: a) Secretary, Ministry of Skill Development and Entrepreneurship; b) Special/Additional Secretary, Department of Land Resources, Ministry of Rural Development; c) Additional Secretary, Department of Economic Affairs, Ministry of Finance; d) Secretary, Prime Minister’s Economic Advisory Council; and e) Joint Secretary, Department of Economic Affairs, Ministry of Finance. In these positions he served on the boards of corporations as well as boards of statutory regulatory authorities. In parallel with his government career, Dr. Krishnan has been a strong researcher/academic. Besides being visiting faculty at IIM Bangalore, ISB and Ashoka University, he held the prestigious Bok Visiting Professor of Regulation at the University of Pennsylvania Law School in 2012-13. From August 7, 2020 until December 31, 2021, he served as the IEPF Chair Professor of Economics at the National Council of Applied Economic Research (NAER) New Delhi. At present, he is an Independent Director on the Boards of Tata Consumer Products Limited and Shriram Capital Limited. Dr. Krishnan was educated in Economics at St. Stephens College and Law at the Campus Law Centre University of Delhi. He joined the IAS in August 1983 and belongs to the Karnataka cadre. He joined IIM Bangalore in 1999 and was awarded FPM (Ph.D) in Economics in the 2003 graduation ceremony.

Ms. Penny Wan
has been a member of our Board of Directors since January 2022. She was most recently Amgen’s Vice President of the Japan and Asia Pacific region. With over 20 years of experience in the biopharmaceuticals industry, she led Amgen’s geographic expansion efforts in the region. Since joining Amgen in 2014, she has been instrumental in building its commercial presence across the region, ensuring that innovative medicines reach patients, payers and physicians in these markets. Prior to Amgen, Ms. Wan was General Manager of Roche Pharma China, which became one of the fastest growing multinational corporations in that country. She spearheaded innovative partnership solutions with government, professional and patient groups to improve access and outcomes for patients. Ms. Wan also worked in the pharmaceuticals division of Wyeth, where she held various management, marketing and commercial positions in the United States, Hong Kong, and Taiwan. During her time in China, Ms. Wan served as an executive committee member of DPAC (R&D based Pharmaceutical Association Committee), where she led the industry-shaping efforts in biologics and served as Vice President of the Shanghai Association of Enterprises with Foreign Investments. She received the 2013 White Magnolia Memorial Award from the Shanghai municipality in recognition of her contributions to the city. Ms. Wan brings deep experience across healthcare. She has comprehensive management experience and strategic skills in leading sales and marketing, manufacturing, business development, start-up, country and regional operations in global markets, including China and Japan in world class pharma and healthcare companies. Additionally, Ms. Wan has worked across multiple sectors in pharmaceuticals, infant formula, nutrition, vaccines, immunology, oncology, cardiovascular, bone and mental health, among others. Ms. Wan holds a Graduate Diploma in business administration from Monash University & Chinese University of Hong Kong and a Bachelor of Science in Biochemistry and Pharmacology from Monash University of Australia.

Biographies - Executive Officers

Mr. Erez Israeli
is the Chief Executive Officer effective as of August 1, 2019 and prior to that he was Chief Operating Officer and the Global Head of Generics and PSAI business. He has over 28 years of experience in the pharmaceutical industry. Mr. Israeli is an accomplished leader with a proven track record of achievement. Prior to joining us, Mr. Israeli was President and Chief Executive Officer of Enzymotec. Prior to that, he spent 23 years working at Teva Pharmaceutical Industries Limited (“Teva”), where he held several leadership positions in the API and pharmaceutical (Generics, Specialty and OTC) businesses. He was also the Head of the Global Quality function for Teva, and has held Board positions at subsidiaries of Teva. He graduated from Bar Ilan University in Israel, majoring in art, economics and business administration, and received a MBA in Finance and Marketing from Bar Ilan University.

Mr. Parag Agarwal
is the Chief Financial Officer effective as of December 1, 2020. Mr. Agarwal joined our company in 2020 from Reckitt Benckiser PLC, where he was CFO-Health, based in London. In a career spanning over 34 years, he has held several leadership positions, contributing significantly to the financial performance of his organizations. With over 10 years of working experience in several countries outside India, he brings deep global experience in leading business and financial strategy, transforming finance function, as well as in mergers and acquisitions strategy and execution. He has expertise in driving performance management of investments, financial result delivery and driving operating margin improvement through revenue and cost optimization across the value chain. Mr. Agarwal has held leadership positions in diverse cultural contexts and has driven large-scale change management programs in ambiguous and dynamic environments. Prior to his 10 plus year stint at Reckitt Benckiser PLC, he was associated with organizations such as Unilever, GSK Consumer Healthcare and Genpact. Mr. Agarwal is a Chartered Accountant and a Company Secretary.

Mr. M.V. Ramana
is the CEO - Branded Markets (India and Emerging Countries) effective as of April, 2018. In this role, he leads a multicultural team of 20+ nationalities in 25+ countries. He joined us on October 15, 1992 as a Management Trainee in the International Marketing division of our Branded Formulations business. In his 30 year tenure, he has handled various critical assignments including setting up the businesses in several countries across Asia, Latin America, Africa and the Middle East. Mr. Ramana is also a frequent speaker at various international forums in the pharmaceutical and generics industry. He holds a MBA degree from Osmania University, Hyderabad, India and has completed the ISB-Kellogg management development program.

Ms. Archana Bhaskar
is the Chief Human Resources Officer (“CHRO”). She joined our company in June 2017. She has over 32 years of experience across various industries, geographies and companies. She has held senior management roles with Royal Dutch Shell, Singapore where she headed Human Resources for the Global Commercial businesses and with Unilever, where she held positions of European and global responsibility, as well as large Indian corporations with whom she consulted in professionalizing Human Resources policies and practices. She graduated from Lady Shiram College, Delhi University, majoring in Psychology and Mathematics and holds a degree in Management from the Indian Institute of Management, Bengaluru.

Mr. Sanjay Sharma
is the Global Head of Manufacturing. He joined us in August 2017. He has over 31 years of experience across various industries such as Coca-Cola and United Breweries handling diverse set of roles spanning across Supply Chain, Manufacturing and Sales in both emerging and developed markets. He joined us from Hindustan Coca-Cola where he led their Integrated Supply Chain Operations for India and South Asia. His experience includes running one of the largest sales profit centers for Coca-Cola, India and heading National Technical Operations for United Breweries in South Africa. He graduated from the Indian Institute of Technology (“IIT”) Delhi with a degree in Chemical Engineering, completed a one year Business Leader’s program from the Indian Institute of Management (“IIM”) Calcutta and a General Management program from IIM Ahmedabad.

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

Mr. Marc Kikuchi
serves as Chief Executive Officer, North America Generics, and is based in the Princeton, New Jersey, office. He is responsible for leading the North America business and serves as a member of the Board of Dr. Reddy’s Laboratories, Inc. Mr. Kikuchi is an accomplished CEO, senior supply chain management and business development executive. He has more than 21 years’ experience in the Pharmaceutical Industry with extensive knowledge and understanding of Generics. Prior to joining our company, Mr. Kikuchi served as CEO, Americas for Zydus Pharmaceuticals, Inc. He has also held professional leadership roles of increasing responsibility with AmerisourceBergen Corporation, Medrad Inc., PRTM, Johnson & Johnson and Incyte Pharmaceuticals. Mr. Kikuchi earned his Master of Business Administration from Carnegie Mellon University with concentration in Strategy, Marketing, and Operations Management. He has a B.A. in Molecular and Cell Biology with Biochemistry emphasis from the University of California at Berkeley.

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

Mr. Mukesh Rathi
serves as Chief Digital and Information Officer. He has global responsibility for Digital Transformation, Process Excellence and Information Technology Management for the organization. Mr. Rathi joined our company in 2012. He has more than 23 years of experience in various roles such as Business Process Consulting, Digital Strategy and leading large transformation programs across the organization. Prior to joining our company, he had many years of consulting experience working with Fast-Moving Consumer Goods, Automotive and Industrial Manufacturing companies. He is Industrial Engineer from the Indian Institute of Technology (“
IIT”), Kharagpur and holds a MBA from the
Indian Institute of Management (“
IIM”), Lucknow.

6.B.
Compensation

Directors’ compensation

Full-Time Directors
: The compensation of our Chairman of the Board and our Co-Chairman and Managing Director (who we refer to as our “full-time directors”) is divided into salary, commission and benefits. They are not eligible to participate in our stock option plans. The Nomination, Governance and Compensation Committee of the Board of Directors initially recommends the compensation for full-time directors. If the Board of Directors (the “Board”) approves the recommendation, it is then submitted to the shareholders for approval at the general shareholders meeting along with the proposal for their appointment or re-appointment.

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

Non-Full Time Directors:
In the year ended March 31, 2022, none of our non-full time directors were paid any sum as attendance fees. Non-full time directors are eligible to receive a commission on our net profit (as defined under the Indian Companies Act) for each fiscal year. Our shareholders have approved a maximum commission of up to 1% of the net profits (as defined under the Indian Companies Act, 2013) for each fiscal year for all non-full time directors in a year. The Board determines the entitlement of each of the non-full time directors to commission within the overall limit. The non-full time directors were not granted stock options under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 or the Dr. Reddy’s Employees Stock Option Scheme, 2018 in the year ended March 31, 2022.

For the year ended March 31, 2022, the directors were entitled to the following amounts as compensation:
(
Amounts Rs. in millions)
Name of Directors	Commission	Salary	Perquisites	Total
Mr. K. Satish Reddy	80.00	18.35	4.54	102.89
Mr. G.V. Prasad	130.00	22.02	5.42	157.44
Ms. Kalpana Morparia	12.88	-	-	12.88
Dr. Bruce L.A. Carter	12.13	-	-	12.13
Mr. Sridar Iyengar	13.64	-	-	13.64
Mr. Prasad R. Menon	15.16	-	-	15.16
Mr. Leo Puri	11.37	-	-	11.37
Ms. Shikha Sharma	12.13	-	-	12.13
Mr. Allan Oberman	11.75	-	-	11.75
Dr. K.P. Krishnan (1)	3.41	-	-	3.41
Ms. Penny Wan (2)	3.03	-	-	3.03

(1)	Compensation for part of the year, appointed as an independent director with effect from January 7, 2022.
(2)	Compensation for part of the year, appointed as an independent director with effect from January 28, 2022.

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

The following table presents the annual compensation paid or payable to other executive officers for services rendered to us for the year ended March 31, 2022 and stock options issued to all of our other executive officers during the year ended March 31, 2022:

Compensation for Executive Officers

	Compensation (1) (2)	FMV Value		Par Value
Name	(Rs. in millions)	Exercise Price	No. of options (3)	Exercise Price	No. of options (3)
Mr. Erez Israeli (4)	127.15	Rs.5,301	3,380	Rs.5	22,520
Mr. Parag Agarwal	55.71	5,301	112	5	760
Mr. M.V. Ramana	66.60	5,301	492	5	3,280
Ms. Archana Bhaskar	50.37	5,301	320	5	2,112
Mr. Sanjay Sharma	44.37	5,301	352	5	2,352
Mr. Deepak Sapra	30.44	5,301	220	5	1,452
Mr. Marc Kikuchi (4)	77.93	5,301	720	5	4,800
Mr. Patrick Aghanian (4)	72.92	5,301	300	5	5,164
Mr. Mukesh Rathi	30.55	5,301	140	5	912
Mr. Sauri Gudlavalleti (5)	22.73	5,301	220	5	1,452
Mr. P.Yugandhar (5)	20.21	5,301	132	5	900
Mr. Anil Namboodiripad (5)	8.55	-	-	-	-

(1)	These compensation amounts do not include share based payment expense arising from stock options. However, the number of options granted during the year are mentioned separately in the above table.
(2)	These compensation amounts include superannuation benefits and provident fund benefits. The executive officers are also covered under our Gratuity and Compensated Absences Plans along with the other employees. Proportionate amounts of the cost for gratuity and compensated absences accrued under the plans have not been separately computed or included in the above disclosure, as the amount payable to the officer is inherently variable and our annual contributions to funds established to furnish such payments are lump sums based on actuarial projections for the fund as a whole. Refer to Note 28 of our consolidated financial statements for further details on the foregoing benefits.
(3)	The options vest on various dates beginning in the year ended March 31, 2023 and ending in the year ended March 31, 2027 subject to the employee being in continued service on the date of vesting. The options expire after five years from the date of vesting. The options are granted under the Dr. Reddy’s Employees Stock Option Scheme, 2002, the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 and the Dr. Reddy’s Employees Stock Option Scheme, 2018. For each of the foregoing options, one equity share or ADR (as applicable) will be issued upon its exercise.
(4)	These grants were in the form of options to acquire our ADRs.
(5)	These executive officers severed for part of the year. Mr. Sauri Gudlavalleti upto January 13, 2022, Mr. P.Yugandhar upto September 30, 2021 and Mr. Anil Namboodiripad upto June 01, 2021.

6.C.
Board practices

Our Articles of Association require us to have a minimum of three and a maximum of fifteen directors. As of March 31, 2022, we had eleven directors on our Board, of which nine were non-full time independent directors.

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

Our non-full time independent directors hold office for a term of up to five consecutive years from the date of initial appointment under the provisions of the Companies Act, 2013. The appointment of any non-full time independent director requires approval of our shareholders through a special resolution within a period of three months from the date of appointment or at our next shareholders meeting, whichever is earlier. Each such non-full time independent director shall be eligible for re-appointment for a second term of up to five consecutive years if determined in a special resolution passed by our shareholders.

The terms of each of our directors and their expected expiration dates are provided in the table below:

Name	Expiration of Current Term of Office	Term of Office	Period of Service (3)
Mr. G.V. Prasad (1)	January 29, 2026	5 years	36 years
Mr. K. Satish Reddy (1)	September 30, 2022	5 years	29 years
Ms. Kalpana Morparia (2)	July 30, 2024	5 years	15 years
Dr. Bruce L.A. Carter (2)	July 30, 2022	3 years	14 years
Mr. Sridar Iyengar (2)	July 30, 2023	4 years	11 years
Mr. Prasad R. Menon (2)	October 29, 2022	5 years	4.5 years
Mr. Leo Puri (2)	October 24, 2023	5 years	3.5 years
Ms. Shikha Sharma (2)	January 30, 2024	5 years	3.2 years
Mr. Allan Oberman (2)	March 25, 2024	5 years	3.1 years
Dr. K.P. Krishnan (2)	January 6, 2027	5 years	0.5 years
Ms. Penny Wan (2)	January 28, 2027	5 years	0.4 years

(1)	Full time director.
(2)	Non-full time independent director.
(3)	Reflects service through May 31, 2022.

The directors are not eligible for any termination benefit on the termination of their tenure with us. Our full time directors are subject to retirement by rotation. As a result, Mr. K Satish Reddy shall retire by rotation, and the proposal to reappoint him is being placed before our shareholders at our annual general meeting scheduled in July 2022.

Committees of the Board

Committees constituted by the Board focus on specific areas and take decisions within the authority delegated to them.

The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information, review and/or approval. We had seven Board-level Committees as of March 31, 2022:

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
.

Audit Committee
.

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

The Audit Committee consisted of the following four non-full time, independent directors as of March 31, 2022:

•	Mr. Sridar Iyengar (Chairman);

•	Ms. Kalpana Morparia;

•	Ms. Shikha Sharma; and

•	Dr. K.P. Krishnan.

Dr. K.P. Krishnan was appointed as a member of the Audit Committee effective as of January 20, 2022.

Our Company Secretary is the Secretary of the Audit Committee. This Committee met five times during the year ended March 31, 2022. Our independent registered public accounting firm was generally present at all Audit Committee meetings during the year.

The primary responsibilities of the Audit Committee are inter alia to:

•	Supervise our financial reporting process;

•	Review our quarterly and annual financial results, along with related public disclosures and filings, before providing them to the Board;

•	Review the adequacy of our internal controls, including the plan, scope and performance of our internal audit function;

•	Discuss with management our major policies with respect to risk assessment and risk management;

•	Hold discussions with external auditors on the nature, scope and process of audits and any views that they have about our financial control and reporting processes;

•	Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;

•	Recommend the appointment and removal of external auditors and their remuneration;

•	Recommend the appointment of cost auditors;

•	Review the independence of auditors;

•	Ensure that adequate safeguards have been taken for legal compliance both for us and for our subsidiaries;

•	Review the financial statements of our subsidiary companies, in particular investments made by them;

•	Review and approve related party transactions;

•	Review the functioning of whistle blower mechanism;

•	Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;

•	Scrutinize our inter-company loans and investments;

•	Examine the valuation of our undertakings or assets, wherever it is necessary;

•	Evaluate internal financial controls; and

•	Review suspected fraud, if any, committed against our company .

Nomination, Governance and Compensation Committee.

The primary functions of the Nomination, Governance and Compensation Committee are inter alia to:

•	Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board’s effectiveness;

•	Formulate policies on remuneration of Directors, key managerial personnel and other employees, and on Board diversity;

•	Formulate criteria for evaluation of Independent Directors and the Board;

•	Assess our policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensuring that we are at the forefront of good governance practices; and

•	Regularly examine ways to strengthen our organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to our Directors, executive officers and key managerial personnel.

The Nomination, Governance and Compensation Committee also administers our Employee Stock Option Schemes.

The Nomination, Governance and Compensation Committee consisted of the following non-full time, independent directors as of March 31, 2022:

•	Mr. Prasad R. Menon (Chairman);

•	Ms. Kalpana Morparia;

•	Mr. Allan Oberman; and

•	Dr. K.P. Krishnan.

Dr. K.P. Krishnan was appointed as a member of the Nomination, Governance and Compensation Committee effective as of January 20, 2022.

The corporate officer heading our Human Resources function serves as the Secretary of the Committee. The Nomination, Governance and Compensation Committee met five times during the year ended March 31, 2022.

Science, Technology and Operations Committee.

The primary functions of the Science, Technology and Operations Committee are inter alia to:

•	Advise our Board and management on scientific, medical and technical matters and operations involving our development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;

•	Assist our Board and management in creating valuable intellectual property;

•	Review the status of non-infringement patent challenges; and

•	Assist our Board and management in building and nurturing science in our organization in line with our business strategy.

The Science, Technology and Operations Committee consisted of the following non-full time, independent directors as of March 31, 2022:

•	Dr. Bruce L.A. Carter (Chairman);

•	Mr. Leo Puri;

•	Mr. Prasad R. Menon;

•	Mr. Allan Oberman; and

•	Ms. Penny Wan.

Ms. Penny Wan was appointed as a member of the Science, Technology and Operations Committee effective as of January 28, 2022.

The corporate officers heading our Integrated Product Development Operations, Proprietary Products and Biologics functions serve as the Secretary of the Committee with regard to their respective businesses. The Science, Technology and Operations Committee met four times during the year ended March 31, 2022.

Risk Management Committee.

The primary functions of the Risk Management Committee are inter alia to:

•	Discuss with senior management our enterprise risk management and provide oversight as may be needed;

•	Ensure that it is apprised of our more significant risks, including certain country risks and cyber security risks, along with the risk mitigation steps implemented to ensure effective enterprise risk management; and

•	Review risk disclosure statements in any public documents or disclosures, where applicable.

The Risk Management Committee consisted of the following non-full time, independent directors as of March 31, 2022:

•	Ms. Shikha Sharma (Chairperson);

•	Dr. Bruce L.A. Carter;

•	Mr. Leo Puri;

•	Mr. Sridar Iyengar; and

•	Ms. Penny Wan.

Ms. Penny Wan was appointed as a member of the Risk Management Committee effective as of January 28, 2022.

Our Chief Financial Officer is the Secretary of the Risk Management Committee. This Committee met three times during the year ended March 31, 2022.

Corporate Social Responsibility (“CSR”) Committee.

The primary functions of the Corporate Social Responsibility Committee are inter alia to:

•	Formulate, review and recommend to the Board a corporate social responsibility policy indicating the activities to be undertaken by us as specified in Schedule VII of the Companies Act, 2013;

•	Recommend the amount of expenditures to be incurred in connection with our corporate social responsibility initiatives;

•	Provide guidance on our corporate social responsibility initiatives and monitor their progress;

•	Monitor implementation and adherence to our corporate social responsibility policy from time to time;

•	Recommend the annual action plan delineating the corporate social responsibility projects or programs; and

•	Appoint an independent agency or firm to carry out the impact assessment study, if any.

The Corporate Social Responsibility Committee consisted of the following directors as of March 31, 2022:

•	Mr. Prasad R Menon (Chairman);
•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Our corporate officer heading our Corporate Social Responsibility function serves as the Secretary of the Corporate Social Responsibility Committee. This Committee met three times during the year ended March 31, 2022.

Stakeholders Relationship Committee.

The primary functions of the Stakeholders’ Relationship Committee are inter alia to:

•	Review of investor complaints and how they were redressed;

•	Review of queries received from investors;

•	Review of work done by our share transfer agent; and

•	Review of corporate actions related to our security holders.

The Stakeholders Relationship Committee consisted of the following directors as of March 31, 2022:

•	Ms. Kalpana Morparia (Chairperson);

•	Mr. G.V. Prasad; and

•	Mr. K. Satish Reddy.

Our Company Secretary is the Secretary of the Stakeholders’ Relationship Committee. This Committee met four times during the year ended March 31, 2022

6.D.
Employees

The following table sets forth the number of our employees as of March 31, 2022, 2021 and 2020.

		As of March 31, 2022
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,902	188	171	380	10,641
Sales and marketing (2)	8,052	60	86	1,477	9,675
Research and development (3)	2,695	12	84	63	2,854
Others (4)	1,213	80	68	264	1,625
Total	21,862	340	409	2,184	24,795

		As of March 31, 2021
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,447	187	189	374	10,197
Sales and marketing (2)	7,705	62	79	1,399	9,245
Research and development (3)	1,691	15	98	60	1,864
Others (4)	1,033	86	82	232	1,433
Total	19,876	350	448	2,065	22,739

		As of March 31, 2020
	India	North America	Europe	Rest of World	Total
Manufacturing (1)	9,561	212	192	347	10,312
Sales and marketing (2)	5,945	69	75	1,371	7,460
Research and development (3)	2,277	21	100	51	2,449
Others (4)	1,042	86	59	242	1,429
Total	18,825	388	426	2,011	21,650

(1)	Includes quality, technical services and warehouse.
(2)	Includes business development.
(3)	Includes employees engaged in contract research services provided to other companies.
(4)	Includes shared services, corporate business development and the intellectual property management team.

We did not experience any significant work stoppages in the years ended March 31, 2022, 2021 and 2020, and we consider our relationship with our employees and labor unions to be good. Approximately 3.4% of our employees belonged to labor unions as of March 31, 2022.

6.E.
Share ownership

The following table sets forth, as of March 31, 2022 for each of our directors and executive officers, the total number of our equity shares, ADRs and options owned by them:

			FMV Value								Par Value
Name	No. of Shares Held (1)(2)	% of Outstanding Capital	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)	Exercise Price	No. of options held (5)
Mr. G.V. Prasad (3)	-	-	-	-	-	-	-	-	-	-	-	-
Mr. K. Satish Reddy (3)	898,432	0.54	-	-	-	-	-	-	-	-	-	-
Ms. Kalpana Morparia (3)	10,800	0.01	-	-	-	-	-	-	-	-	-	-
Dr. Bruce L.A. Carter (1)(3)	7,800	0.00	-	-	-	-	-	-	-	-	-	-
Mr. Prasad R. Menon (3)	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Sridar Iyengar (3)	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Leo Puri (3)	-	-	-	-	-	-	-	-	-	-	-	-
Ms. Shikha Sharma (3)	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Allan Oberman (3)	-	-	-	-	-	-	-	-	-	-	-	-
Dr. K.P. Krishnan (3)		-	-	-	-	-	-	-	-	-	-	-
Ms. Penny Wan (3)	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Erez Israeli (4)	-	-	1,982	102,960	2,814	44,900	3,679	65,740	5,301	3,380	5	57,170
Mr. Parag Agarwal	-	-	-	-	-	-	-	-	5,301	112	5	760
Mr. M.V. Ramana	28,087	0.01	2,607	4,200	2,814	4,200	3,679	4,660	5,301	492	5	9,975
Ms. Archana Bhaskar	9,201	0.00	2,607	3,400	2,814	2,250	3,679	2,820	5,301	320	5	7,497
Mr. Sanjay Sharma	-	-	2,607	1,475	2,814	2,000	3,679	2,505	5,301	352	5	6,937
Mr. Deepak Sapra	4,462	0.00	2,607	3,900	2,814	3,200	3,679	2,140	5,301	220	5	7,738
Mr. Marc Kikuchi (4)	13,390	0.00	-	-	2,814	2,600	3,679	13,840	5,301	720	5	19,470
Mr. Patrick Aghanian (4)	-	-	-	-	-	-	3,679	2,480	5,301	300	5	9,444
Mr. Mukesh Rathi	10,336	0.00	2,607	975	2,814	1,450	3,679	1,740	5,301	140	5	3,939

(1)	Shares held in their individual name only. Includes shares held indirectly through ADRs.
(2)	All shares have voting rights.
(3)	Not eligible for grant of stock options.
(4)	These grants were in the form of options to acquire ADRs.
(5)
The options vest on various dates between the year ending March 31, 2023 and the year ending March 31, 2027. The options expire after five years from the date of vesting. Each of the options results in the issuance of one equity share or ADR, as applicable, upon its exercise.

Employee Stock Incentive Plans

We have adopted a number of stock option incentive plans covering either our ordinary shares or our ADRs, and during the year ended March 31, 2022 we operated under the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”) and the Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”). Each such option granted had an expiration date of five years from the vesting date.

During the year ended March 31, 2022, options to purchase ordinary shares and ADRs were awarded to various of our executive officers and other employees under the DRL 2002 Plan, the DRL 2007 Plan and the DRL 2018 Plan were as follows:

Plan	Number of options granted	Exercise Price (Rs.)
DRL 2002 Plan #	71,332	5
DRL 2002 Plan *	30,208	5
DRL 2002 Plan **	5,330	5
DRL 2007 Plan #	55,884	5
DRL 2007 Plan #	5,144	5,301
DRL 2018 Plan #	8,700	5,301
DRL 2018 Plan #	156	4,663
Total	176,754

#	25% vesting each year, starting after one year from the grant date.
*	50% vesting at the end of second year and 50% vesting at the end of third year from the grant date.
**	50% vesting at the end of third year and 50% vesting at the end of fifth year from the grant date.

The Dr. Reddy’s Employees ESOS Trust was formed to support the DRL 2018 Plan by acquiring, including through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. During the year ended March 31, 2021, we have implemented cashless exercises of stock options under this plan. From the plan’s inception through March 31, 2022, we have granted an aggregate of 565,196 options, with a fair market value exercise price, under the DRL 2018 Plan. During such period, the Dr. Reddy’s Employees ESOS Trust has purchased an aggregate of 661,601 shares, at an average rate of Rs.3,328.18, for the purpose of issuing the shares to such employees upon exercise of these options under the DRL 2018 plan.

For the years ended March 31, 2022 and 2021, Rs.592 million and Rs.584 million, respectively, have been recorded as employee share-based payment expense under all of our employee stock incentive plans. As of March 31, 2022 and 2021, there was Rs.701 million and Rs.612 million, respectively of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.93 years and 1.95 years, respectively. For further information regarding our options and stock option incentive plans, see Note 28 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.
Major shareholders

All of our equity shares have the same voting rights. As of March 31, 2022, a total of 26.72% of our equity shares were held by the following parties:

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

Pursuant to the Scheme of Amalgamation and Arrangement approved by Hon’ble National Company Law Tribunal, Hyderabad Bench, vide Order dated April 5, 2022, Dr. Reddy’s Holdings Limited is merged with Dr. Reddy’s Laboratories Limited effective from April 8, 2022. Consequently, the equity shares of our Company held by Dr. Reddy’s Holdings Limited were cancelled and our Company issued and allotted an equal number of equity shares to the shareholders of Dr. Reddy’s Holdings Limited on April 22, 2022.

The following table sets forth information regarding the beneficial ownership of our shares by the foregoing persons as of March 31, 2022:

	Equity Shares Beneficially Owned (1)
	Status as on March 31, 2022		Status as on April 22, 2022 (After giving effect of the Scheme of Amalgamation)
Name	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
Dr. Reddy’s Holdings Limited (2)	41,325,300	24.85%	-	-
G.V. Prasad HUF (3)(4)	1,117,940	0.67%	2,543,418	1.53%
Mr. K. Satish Reddy (3)	898,432	0.54%	9,01,002	0.54%
K. Satish Reddy HUF	-	-	5,523,677	3.32%
APS Trust	-	-	34,345,308	20.64%
Family Members	1,119,456	0.67%	1,147,723	0.69%
Subtotal promoter group	44,461,128	26.74%	44,461,128	26.74%
Others/public float	121,964,721	73.26%	121,964,721	73.26%
Total number of shares outstanding	166,425,849	100.00%	166,425,849	100.00%

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

(2)	As on March 31, 2022, the APS Trust owned approximately 83.11% of the equity of Dr. Reddy’s Holdings Limited, and thus may have been deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. For more details on the Scheme of Amalgamation for the merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited, see Note 34 to our consolidated financial statements.

(3)	Mr. G.V. Prasad and Mr. K. Satish Reddy are the trustees of the APS Trust. Accordingly, each of Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited. Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims such beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

In addition, the Deed of Family Settlement of the APS Trust provides for the parties thereto to exercise all rights, including voting rights, with respect to their personally held equity shares in accordance with the directions of the board of trustees of the APS Trust. As a result, each of Mr. K. Satish Reddy and Mr. G.V. Prasad may be deemed to beneficially own all of the equity shares directly held by each other or by any of the other parties to such Deed of Family Settlement. Based on the Amendment No. 4 to Schedule 13D filed with the U.S. Securities and Exchange Commission on May 2, 2022, such equity shares held by other parties to the Deed of Family Settlement consisted of, in each case as of May 2, 2022, an aggregate of 5,523,677 Equity Shares directly held by the K. Satish Reddy HUF, 2,543,418 Equity Shares directly held by the G.V. Prasad HUF, 1,120,499 equity shares directly held by Mrs. K. Samrajyam (mother of Mr. K. Satish Reddy) and 9,205 equity shares directly held by Mrs. G. Anuradha (wife of Mr. G.V. Prasad). Each of Mr. G.V. Prasad and Mr. K. Satish Reddy disclaims all such beneficial ownership pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

(4)	On March 26, 2021 the shares held by Mr. G.V. Prasad was transferred to a G.V. Prasad HUF.

As otherwise stated above and to the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation or by any other natural or legal persons. We are not aware of any arrangement, the consummation of which may at a subsequent date result in a change in our control.

The following shareholders held more than 5% of our equity shares as of:

	March 31, 2022		March 31, 2021		March 31, 2020
Name	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held	No. of equity shares held	% of equity shares held
Dr. Reddy’s Holdings Limited (1)	41,325,300	24.83%	41,325,300	24.85%	41,325,300	24.87%
Life Insurance Corporation of India and Associates	87,69,499	5.27%	1,110,352	0.67%	8,468,983	5.10%

(1)	Each of the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy may be deemed to beneficially own all of the equity shares directly held by Dr. Reddy’s Holdings Limited, as described in footnote (2) to the table on the preceding page.

As of March 31, 2022, we had 166,425,849 outstanding equity shares. As of March 31, 2022, there were 271,092 record holders of our equity shares listed and traded on the Indian stock exchanges. Our American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are listed on the New York Stock Exchange. Our ADSs are also listed on NSE IFSC Limited. One ADS represents one equity share of Rs.5 par value per share. As of March 31, 2022, 11.23% of our issued and outstanding equity shares were owned through ADSs, as evidenced by ADRs. On March 31, 2022 we had approximately 63 registered holders and 15,742 beneficial holders of record of our ADSs, as evidenced by ADRs, in the United States.

7.B.
Related party transactions

Refer to Note 29 of our consolidated financial statements.

7.C.
Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

The following financial statements and auditors’ report appear under Item 18 of this Annual Report on Form 20-F and are incorporated herein by reference:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated statements of financial position as of March 31, 2022 and 2021
•	Consolidated income statements for the years ended March 31, 2022, 2021 and 2020
•	Consolidated statements of comprehensive income for the years ended March 31, 2022, 2021 and 2020
•	Consolidated statements of changes in equity for the years ended March 31, 2022, 2021 and 2020
•	Consolidated statements of cash flows for the years ended March 31, 2022, 2021 and 2020
•	Notes to the consolidated financial statements

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements included herein are for our three most recent fiscal years.

Amount of Export Sales

For the year ended March 31, 2022, our export revenues (i.e., revenues from all geographies other than India) were Rs.170,405 million, and accounted for 79% of our total revenues.

Legal Proceedings

Refer to Note 32 of our consolidated financial statements.

Dividend Policy

In the years ended March 31, 2020, 2021 and 2022, we paid cash dividends of Rs.20 per equity share, Rs.25 per equity share and Rs.25 per equity share, respectively. Every year our Board of Directors recommends the amount of dividends to be paid to shareholders, if any, based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. At our Board of Directors’ meeting held on May 19, 2022, the Board of Directors proposed a dividend per share of Rs.30 for the year ended March 31, 2022
and aggregating to Rs.4,993 million, all of which is subject to the approval of our shareholders.

Holders of our ADSs are entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by our ADSs are paid to the depositary in Indian rupees and are converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

8.B.
Significant changes

Refer to Note 39 to our consolidated financial statements.

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

The Memorandum and Articles of Association were amended by adopting a new set of Articles of Association which replaced and superseded in its entirety our then existing Articles of Association. This was primarily done to align the Articles of Association with the new Companies Act, 2013 and the rules thereunder. This amendment was approved by our shareholders on September 17, 2015. The revised Articles of Association were furnished to the SEC on a Form 6-K on September 25, 2015.

The authorized share capital clause of the MOA was altered and revised to Rs.1,450,000,000 divided into 290,000,000  equity shares of Rs.5 each. This alteration has taken place automatically due to approval of the Scheme of Amalgamation and Arrangement by the Hon’ble National Company Law Tribunal, Hyderabad Bench on April 5, 2022 and effective from April 8, 2022. The new Memorandum and Articles of Association were furnished to the SEC on a Form 6-K on June 2, 2022.

The Memorandum and Articles of Association were further amended in accordance with the terms of an Order of Hon’ble National Company Law Tribunal (“NCLT”), Hyderabad Bench, dated April 5, 2022 to effect an increase in our company’s authorized share capital pursuant to the amalgamation of Dr. Reddy’s Holdings Limited into our company. Said amendment to the Memorandum and Articles of Association is attached as Exhibit 1.7 to this Annual Report on Form 20-F.

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

The BTA and related amendments have been attached as Exhibits 4.2.1 to 4.2.4 to our annual report on Form 20-F for the year ended March 31, 2021. Each such document has been included to provide you with information regarding its terms. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the asset sale thereunder, we do not intend for its text to be a source of factual, business or operational information about us. Such agreement contains representations, warranties and covenants that are qualified and limited, including by information in the schedules that the parties delivered in connection with the execution of such documents. Representations and warranties may be used as a tool to allocate risks between the respective parties to such documents, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to stockholders. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this report on Form 20-F. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of us or any of our affiliates.

During the year ended March 31, 2022, other than the foregoing, and other contracts entered into in the ordinary course of business, there are no material contracts to which we or any of our direct and indirect subsidiaries is a party that must be performed in whole or in part at or after the date of this report on Form 20-F.

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

As of March 31, 2022, FIIs and FPIs collectively held 25.16% of our equity shares and NRIs held 1.00% of our equity shares.

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

Subsequent transfer of shares

A person resident outside India holding the shares or debentures of an Indian company may transfer the equity instruments held by him, in compliance with the conditions specified in the
Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (“NDI Rules”),
as follows:

i.	A person resident outside India who is not a NRI, an overseas citizen of India or a former Overseas Corporate Body (“OCB”), may transfer by way of sale or gift, the equity instruments held by him to any person resident outside India;

ii.	A NRI may transfer by way of sale or gift, the equity instruments held by that person to another NRI or to any person resident outside India; or

iii.	A person resident outside India holding the equity instruments of an Indian company in accordance with the NDI Rules, (a) may transfer such equity instrument to a person resident in India by way of sale or gift; or (b) may sell such equity instrument on a recognized Stock Exchange in India through a registered broker.

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

93

•
Permissible Holders – Indian residents and NRIs are not allowed to be permissible holders or beneficial owners of DRs. However, this restriction is not applicable in case the DRs are issued to NRIs pursuant to any share-based employee benefit scheme(s), that are implemented by the listed company in line with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, or any bonus issue or any rights issue of shares.

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

Taxation of Capital Gains.
The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 10(36), 10(38), 45, 47(viia), 49(2ABB),111A, 115AC and 115ACA, of the Income-tax Act, in conjunction with the Income- tax Scheme.
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

All
assesses
, including individuals, whose advance tax payable is Rs.10,000 or more during the year are required to pay advance tax in four installments as follows:

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

Goods and Service Tax
. Brokerage fees or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a Goods and Service Tax (“GST”) of 18%. The stockbroker is responsible for collecting the GST from the shareholder and paying it to the relevant authority. Effective July 1, 2017, the Goods and Service Tax Act, 2017 was implemented across India and GST is applicable on such fees or commissions at the rate of 18%. In the former service tax regime, the service tax rate was 15% inclusive of all cess.

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

Ownership of ADSs
. For U.S. federal income tax purposes, holders of our ADSs will generally be treated as the holders of equity shares represented by such ADSs.

Dividends
. Subject to the passive foreign investment company rules described below, except for our equity shares or ADSs, if any, distributed pro rata to all of our shareholders, including holders of our ADSs, the gross amount of any distributions of cash or property with respect to our equity shares or ADSs (before reduction for any Indian withholding taxes) will generally be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders in respect of dividends received from other United States corporations. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in our equity shares or ADSs, and thereafter as capital gain.

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

Qualifying dividends will generally be taxed at a maximum income tax rate of 15% except for U.S. holders with incomes exceeding $459,750 or, in the case of taxpayers filing joint tax returns, with incomes exceeding $517,200 which will be subject to tax at the rate of 20% on such qualifying dividends. Further, qualifying dividends received by U.S. holders with incomes less than $41,676 or, in the case of taxpayers filing joint returns, $83,351 will be subject to tax at the rate of 0% on such qualifying dividends. Each U.S. holder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined utilizing the spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the dividend date to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. Each U.S. holder is urged to consult his, her or its own tax advisors regarding the taxation of currency gain or loss.

EACH U.S. HOLDER SHOULD CONSULT HIS, HER OR ITS OWNS TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND.

Sale or exchange of our equity shares or ADSs
. Subject to the passive foreign investment company rules described below, a U.S. holder generally will recognize gain or loss on the sale or exchange of our equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in such equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such equity shares or ADSs, as the case may be, were held for more than one year (currently long-term capital gains are taxed at a maximum rate of 20%, plus potential net investment income tax discussed below). Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. In the case of capital losses, a U.S. holder is eligible to claim a capital loss deduction subject to significant limitations. If a U.S. holder is unable to claim these losses on its, his or her U.S. Federal Tax Return, the U.S. holder may be eligible to carryover the amount of the unused capital loss to future years, subject to additional limitations provided under U.S. tax regulations. Capital gains realized by a U.S. holder upon the sale of our equity shares (but not ADSs) may be subject to certain tax in India. See “Taxation-Indian Taxation-Taxation of Capital Gains” set forth above in this Annual Report. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability.

Estate taxes
. An individual U.S. holder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of our equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to our equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

Additional Tax on Investment Income
. U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds (the lesser of the U.S holder’s net investment income or modified adjusted gross income, to that extent such amount in a taxable year exceeds $200,000.00 or, in the case of taxpayers filing joint tax returns, $250,000.00) will be subject to a 3.8% Medicare contribution tax on certain net investment income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our equity shares or ADSs, subject to certain limitations and exceptions.

Backup withholding tax and information reporting requirements
. Any dividends paid on, or proceeds from a sale of, our equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a backup withholding tax (currently at a rate of 24%) may apply unless the holder establishes that he, she or it is an exempt recipient or provides a U.S. taxpayer identification number and certifies under penalty of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements.

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

Passive foreign investment company
. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year, 50% or more of the total value of its assets produce or are held for the production of passive income (as of the end of each quarter of its taxable year).

We do not believe that we satisfy either of the tests for passive foreign investment company status for the fiscal year ended March 31, 2022. Because this determination is made on an annual basis and depends on a variety of factors (including the value of our ADS), no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, dividends would not be eligible for the preferential tax treatment applicable to qualified dividends income but would instead be taxable at rates applicable to ordinary income.

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

10.F.
Dividends and paying agents

Not applicable.

10.G.
Statements by experts

Not applicable.

10.H.
Documents on display

This annual report on Form 20-F and other information filed or to be filed by us with or furnished by us to the SEC can be accessed via the SEC’s website at
www.sec.gov
. Certain (but not all) of such materials are also available on our website at https://www.drreddys.com, as soon as reasonably practicable after having been electronically filed or furnished to the SEC. Information contained in our website, www.drreddys.com, is not part of this annual report on Form 20-F and no portion of such information is incorporated herein or any other materials filed with or furnished to the SEC.

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

We had the following derivative financial instruments to hedge the foreign exchange rate risk as of March 31, 2022:

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	GBP	INR	GBP 9	Sell
	Forward contract	RUB	INR	RUB 7,171	Sell
	Forward contract	U.S.$	INR	U.S.$ 720	Sell
	Forward contract	U.S.$	MXN	U.S.$ 21	Buy
	Forward contract	ZAR	INR	ZAR 31	Sell
	Forward contract	U.S.$	RUB	U.S.$ 1	Buy
	Forward contract	U.S.$	RON	U.S.$ 12	Buy
	Forward contract	U.S.$	AUD	U.S.$ 4	Buy
	Forward contract	GBP	U.S.$	GBP 48	Buy
	Forward contract	EUR	U.S.$	EUR 47	Buy
	Forward contract	U.S.$	KZT	U.S.$ 9	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 7	Buy
	Forward contract	U.S.$	BRL	U.S.$ 3	Buy
	Forward contract	EUR	INR	EUR 2	Sell
	Forward contract	U.S.$	THB	U.S.$ 2	Buy
	Option contract	U.S.$	INR	U.S.$ 60	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	RUB	INR	RUB 9,600	Sell
	Forward contract	U.S.$	INR	U.S.$ 68	Sell
	Forward contract	ZAR	INR	ZAR 122	Sell
	Option contract	U.S.$	INR	U.S.$ 275	Sell

(1)	“INR” means Indian rupees, “U.S.$” means United States dollars, “RON” means Romanian new leus, “GBP” means U.K. pounds sterling, “AUD” means Australian dollars, “CHF” means Swiss francs, “ZAR” means South African rands, “EUR” means Euros, “BRL” means Brazilian reals, “CLP” means Chilean pesos, “COP” means Colombian pesos, “KZT” means Kazakhstan tenges, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnias, “RUB” means Russian roubles and “THB” means Thai bahts.

In respect of our forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately Rs.3,169/(2,937) million increase/(decrease) in our hedging reserve and an approximately Rs.5,378/(5,375) million increase/(decrease) in our net profit from such contracts as of March 31, 2022

For a detailed analysis of our foreign exchange risk, please refer to Notes 30 and 31 in our consolidated financial statements.

Commodity Rate Risk
Our exposure to market risk with respect to commodity prices primarily arises from our purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products whose prices may fluctuate significantly over short periods of time. The prices of our raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in our active pharmaceutical ingredients business are generally more volatile. Costs of raw materials forms the largest portion of our cost of revenues. We evaluate and manage our commodity price risk exposure through our operating procedures and sourcing policies. As of March 31, 2022, we have not entered into any material derivative contracts to hedge our exposure to fluctuations in commodity prices.

Interest Rate Risk
As of March 31, 2022, we had loans with floating interest rates as follows: Rs.4,000 million of loans carrying a floating interest rate of the 3 Months India Treasury Bill less 5 bps; Rs.13,800 million of loans carrying a floating interest rate of the 3 Months India Treasury Bill; Rs.411 million of loans carrying a floating interest rate of the 3 Months India Treasury Bill plus 25 bps; Rs.1,137 million of loans carrying a floating interest rate of 1 Month LIBOR + 80bps; Rs.800 million of loans carrying a floating interest rate of CDI+1.79%; and Rs.2,017 million of loans carrying a floating interest rate of TIIE+1.15%.

“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário) and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

These loans expose us to risks of changes in interest rates. Our treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

Interest Rate Profile
.
The interest rate profile of our short-term borrowings from banks is as follows:

	As of March 31,
	2022		2021
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Pre-shipment credit	INR	3 Months T-bill – 5 bps	INR	3 Months T-bill + 30 bps
	INR	3 Months T-bill	INR	5.75%
	INR	3 Months T-bill + 25 bps	INR	-
Other working capital borrowings	U.S.$	1 Months LIBOR+ 80 bps	U.S.$	(2.2)% to (1.8)%
	RUB	8.88%	RUB	3.00% to 3.40% and 5.55%
	MXN	TIIE + 1.15%	MXN	TIIE + 1.20%
	INR	4.00%	INR	4.00%
	BRL	CDI + 1.79%	BRL	4.00%
	UAH	13.00%	UAH	4.75%

The interest rate profile of our long-term borrowings (other than obligations under leases) is as follows:

	As of March 31,
	2022		2021
	Currency (1)	Interest Rate	Currency (1)	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “UAH” means Ukrainian hryvnia.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury bill and “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário).

Maturity profile
.
The aggregate maturities of interest-bearing long-term borrowings (other than obligations under leases), based on contractual maturities, as of March 31, 2022 are as follows:

Maturing in the year ending March 31,	( All amounts in Rs. millions)
2024	Rs.3,800
Rs.3,800

Counter-party risk encompasses settlement risk on derivative contracts and credit risk on cash and term deposits (i.e., certificates of deposit). Exposure to these risks is closely monitored and kept within predetermined parameters. Our group treasury department does not expect any losses from non-performance by these counter-parties.

For the year ended March 31, 2022, every 10% increase or decrease in the floating interest rate component (i.e., India Treasury Bill, CDI and TIIE) applicable to our loans and borrowings would affect our net profit by Rs.89 million.

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

Fees paid by Depositary

Direct Payments

The Depositary has agreed to reimburse certain reasonable expenses related to our ADS program and incurred by us in connection with the program. In the year ended March 31, 2022, the Depositary reimbursed us for an amount of U.S.$949,838. The amounts the Depositary reimburses are not related to the fees collected by the Depositary from ADS holders. Under certain circumstances, including termination of our ADS program prior to May 11, 2022, we are required to repay to the Depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has agreed to reimburse us for and the amounts reimbursed during the fiscal year ended March 31, 2022.

Category of expenses	Amount reimbursed during the year ended March 31, 2022
Legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$949,838
Listing fees	None
Investor relations	None
Advertising and public relations	None
Broker reimbursements	None

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2022, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2022 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of March 31, 2022.

The effectiveness of our internal control over financial reporting as of March 31, 2022 has been audited by Ernst & Young Associates LLP (“EY”), the independent registered public accounting firm that audited our financial statements, as stated in their report, a copy of which is included in this annual report on Form 20-F.

/s/Erez Israeli	/s/Parag Agarwal
Chief Executive Officer	Chief Financial Officer

(c)
Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dr. Reddy’s Laboratories Limited and subsidiaries’ internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Dr. Reddy’s Laboratories Limited and subsidiaries’ (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes and our report dated June 27, 2022 expressed an unqualified opinion thereon.

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
June 27, 2022

(d)  Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20‑F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As part of ongoing improvement in our control environment, changes have been made to the design of controls which have been documented and tested for effectiveness.
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

ITEM 16.B. CODE OF ETHICS

We have a Code of Business Conduct and Ethics (the “COBE”), which applies to all Directors and employees of our company and its subsidiaries and affiliates. The COBE is available on our corporate website at
https://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-cobe/#governance
. The COBE has provisions for employees and other stakeholders to raise concerns regarding possible violations of the COBE under the Ombudsperson Policy. Reporting channels under the Ombudsperson Policy include an independent hotline, a web based reporting site (drreddys.ethicspoint.com) and dedicated email addresses for our Chief Compliance Officer and our Chief Ombudsperson. Our Non-Retaliation Policy also safeguards against retaliation of those who raise concerns in good faith.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Associates LLP served as our independent registered public accounting firm for the years ended March 31, 2022 and 2021 for which audited statements appear in this Annual Report.

The following table sets forth the aggregate fees paid to Ernst & Young Associates LLP and the various member firms of Ernst & Young Associates LLP in the years ended March 31, 2022 and 2021.

	For the year ended March 31,
Type of Service	2022	2021	Description of Services
	(Rs. in millions)
Audit fees	Rs.80.3	Rs.86.9	Audit and review of financial statements
Audit related fees	1.7	2.3	Statutory certifications and other matters
Tax fees	16.9	22.3	Tax and transfer pricing related services
Total	Rs.98.9	Rs.111.5

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

Tabulated below are the details of the equity shares acquired under such plan during the year ended March 31, 2022.

Period	Total Number of Equity Shares Purchased	Average Price Paid per Equity Share (Rs.)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum number of Equity Shares that may yet be purchased under the Plans or Programs
April 1, 2021 to March 31, 2022	0	0	661,601	(1)	1,838,399

(1)	The ESOS Trust has purchased an aggregate of 661,601 equity shares as of March 31, 2022. Out of these, an aggregate of 125,195 equity shares were transferred to employees (including 50,363 shares transferred during the year ended March 31, 2022) pursuant to exercises of stock options (cash and cashless exercises) granted under the Dr. Reddy’s Employees Stock Option Scheme, 2018. The ESOS Trust sold an aggregate of 56,367 equity shares on the market during the year ended March 31, 2022 in connection with cashless exercises.

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

ITEM 16.G. CORPORATE GOVERNANCE

Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c), which are as follows:

(i)	establish an independent audit committee that has specified responsibilities;
(ii)	provide prompt certification by its chief executive officer of any non-compliance with any corporate governance rules;
(iii)	provide periodic written affirmations to the NYSE with respect to its corporate governance practices; and
(iv)	provide a brief description of significant differences between its corporate governance practices and those followed by U.S. companies.

The following table compares our principal corporate governance practices to those required of U.S. NYSE listed companies.

Standard for U.S. NYSE Listed Companies	Our practice
Listed companies must have a majority of “independent directors,” as defined by the NYSE.	We comply with this standard. Nine of our eleven directors are “independent directors,” as defined by the NYSE as on March 31, 2022.
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	We comply with this standard. Our non-management directors meet periodically without management directors in scheduled executive sessions.
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

We have an Audit Committee composed of four members, all being independent directors as on March 31, 2022. The committee has a written charter that meets these requirements. We have evaluated the performance of our Audit Committee.

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
There have been no such instances.
Each listed company's audit committee, or another independent body of the board of directors, shall conduct a reasonable prior review and oversight of all related party transactions that require disclosure pursuant to Item 7.B. of this Form 20-F  for potential conflicts of interest, and will prohibit such a transaction if it determines it to be inconsistent with the interests of the listed company and its shareholders.

Under the SEBI’s Listing Regulations and the Indian Companies Act, 2013, our Audit Committee’s prior approval is required for all transactions with related parties or any subsequent material modification of such transactions. These laws also empower our Audit Committee to grant omnibus approval for our proposed related party transactions, subject to certain prescribed conditions.

As a result, our Audit Committee reviews all transactions with related parties at the start of the year and on a quarterly basis.

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

We filed our most recent annual written affirmation, in the form specified by the NYSE, on July 6, 2021.

We filed the requisite interim written affirmation consequent to the appointment of Dr. K.P. Krishnan as a member of our audit committee in the form specified by the NYSE, on February 2, 2022.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I. HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statement and auditor’s report for the year ended March 31, 202
2
 are incorporated herein by reference and are included in this Item 18 of this report on Form 20-F:

• Report of Independent Registered Public Accounting Firm (PCAOB ID: 1712)	116

• Consolidated statements of financial position as of March 31, 2022 and 2021	119

• Consolidated income statements for the years ended March 31, 2022, 2021 and 2020	120

• Consolidated statements of comprehensive income for the years ended March 31, 2022, 2021 and 2020	121

• Consolidated statements of changes in equity for the years ended March 31, 2022, 2021 and 2020	122

• Consolidated statements of cash flows for the years ended March 31, 2022, 2021 and 2020	124

• Notes to the consolidated financial statements	125

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dr. Reddy’s Laboratories Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Dr. Reddy’s Laboratories Limited (and subsidiaries) (the Company) as of March 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows fo
r each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company
’
s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 27, 2022, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company
’
s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Recoverable amount of intangible assets and goodwill

Description of the matter
As described in Notes 13, 14, 3(f) and 3(i) to the consolidated financial statements, as of March 31, 2022, the Company has intangible assets of Rs.27,246 million and goodwill of Rs.4,418 million. Intangible assets are reviewed for impairment indicators at each reporting date and tested for impairment when events or changes in circumstances indicate that the asset might be impaired. Goodwill and intangible assets under development are tested for impairment at the cash generating unit level annually. During the year an impairment loss of Rs. 4,903 million related to intangible assets under development, intangible assets and goodwill was recognized, as disclosed in the above-mentioned notes.

Auditing the Company’s impairment assessments is complex due to the significant estimation required in determining the recoverable amount, being the higher of the value in use and fair value less costs to sell. The Company’s methodologies for estimating the recoverable value of these assets involve significant assumptions and inputs, including projected financial information for net sales, operating profit by product, and discount rates, all of which are sensitive to and affected by economic, industry, and company-specific qualitative factors. These significant assumptions and inputs are forward-looking and could be affected by future economic and market conditions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls in assessing the recoverable value of goodwill and intangible assets and intangible assets under development. For example, we tested management’s controls over the review of methodologies used, significant assumptions and inputs as described above, and completeness and accuracy of the data used in the measurements.

To test the estimated recoverable value of these assets, we performed audit procedures that included, among others, assessing the methodologies against IAS 36, Impairment of Assets, used by management in deriving the recoverable value, and testing the significant assumptions and the underlying data used by the Company in its analyses. We compared the significant assumptions to current industry, market and economic trends and to the Company’s historical results. We also performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable values of these assets resulting from changes in underlying assumptions. We also evaluated the adequacy of the Company’s disclosures as described in the above-mentioned notes.

Contingencies, including litigations

Description of the matter
As described in Notes 3(l) and 32 to the consolidated financial statements, the Company is involved in disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent, and commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a liability for those legal contingencies for which it has a present obligation, it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount is reasonably estimable. The Company assisted by their internal and external legal counsel assesses the need to make provision or disclose a contingency on a case-to-case basis considering the underlying facts of each matter.

Auditing management's determination of whether a loss for a contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgment.

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls in assessing the completeness, valuation, presentation and disclosure of legal contingencies. For example, this included testing controls related to the Company’s process for identification, recognition, measurement and disclosure of legal contingencies.

To test the Company’s legal contingencies, our substantive audit procedures included, among others, testing the completeness of the legal contingencies subject to evaluation by the Company through review of minutes of board meetings and evaluation of legal expenses. We also evaluated the Company’s analysis of its assessment of the probability of outcome for each material legal contingency through inspection of responses to inquiry letters sent to both internal and external legal counsel, discussions with internal and external legal counsel to confirm our understanding of the allegations, and obtaining written representations from executives of the Company. We also evaluated the adequacy of Company’s disclosures in relation to these matters.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

Chargebacks, rebates, discounts, and other deductions in Revenue

Description of the matter
As described in Note 3(m) and 22 to the consolidated financial statements, revenues from product sales are recognized upon transfer of control to a customer, generally upon delivery, net of accruals for estimated chargebacks, rebates, discounts, returns and other deductions, (collectively sales deductions), which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled.

Auditing the estimation of sales deductions, which are netted against product sales, is complex and requires significant judgment. The estimated sales deductions are based on assumptions and inputs used in the estimate, such as current contractual terms, wholesaler inventory levels,
market events and trends, and internal and external historical data.

How we addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes. This included, for example, testing controls over management’s review of significant assumptions and inputs used in the estimate of sales deductions, including actual sales, contractual terms, market events and trends, and internal and external historical data such as actual customer inventory levels of the Company’s products, and estimated sales subject to sales deductions. We also tested management’s controls over the accuracy and completeness of the estimates used to calculate the final sales deductions.

To test management’s estimated sales deductions, our audit procedures included, among others, evaluating the methodology used and the underlying data used by the Company. For example, we tested management’s estimates over the determination of sales deductions accruals by comparing the rates used in management’s estimate to rates in the underlying contracts and historical sales deductions data. We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns, and where relevant to current payment trends. We also considered the historical accuracy of the management’s estimates in prior years, and to assess the estimated amounts, we evaluated trends in actual sales and discount accrual balances. We also tested the underlying data used in management's calculations for accuracy and completeness, which included inspection of source data supporting the inventory levels, rebate claims paid subsequent to period end, and volume discounts settled during the period. We also evaluated the adequacy of Company’s disclosures in relation to these matters.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2018.

Hyderabad, India
June 27, 2022

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	March 31, 2022		March 31, 2022		March 31, 2021
		Unaudited convenience translation into U.S.$ (See Note 2(c))
ASSETS
Current assets
Cash and cash equivalents	7	U.S.$	196	Rs.	14,852	Rs.	14,829
Other investments	8		389		29,513		19,744
Trade and other receivables	9		880		66,764		49,641
Inventories	10		671		50,884		45,412
Derivative financial instruments	31		25		1,906		1,218
Tax assets			53		4,035		2,745
Other current assets	11		183		13,902		14,509
Total current assets before assets held for sale		U.S.$	2,397	Rs.	181,856	Rs.	148,098
Assets held for sale			-		-		151
Total current assets		U.S.$	2,397	Rs.	181,856	Rs.	148,249
Non-current assets
Property, plant and equipment	12	U.S.$	819	Rs.	62,169	Rs.	57,111
Goodwill	13		58		4,418		4,568
Other intangible assets	14		359		27,246		35,648
Trade and other receivables	9		1		54		118
Investment in equity accounted investees	15		57		4,318		3,375
Other investments	8		48		3,668		4,958
Deferred tax assets	25		108		8,204		10,630
Other non-current assets	11		12		894		834
Total non-current assets		U.S.$	1,463	Rs.	110,971	Rs.	117,242
Total assets		U.S.$	3,860	Rs.	292,827	Rs.	265,491
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	16	U.S.$	337	Rs.	25,572	Rs.	23,744
Short-term borrowings	17		357		27,082		23,136
Long-term borrowings, current portion	17		13		1,017		864
Provisions	18		56		4,258		3,435
Tax liabilities			21		1,615		1,389
Derivative financial instruments	31		6		479		326
Bank overdraft	7		-		-		9
Other current liabilities	19		448		33,992		30,488
Total current liabilities		U.S.$	1,239	Rs.	94,015	Rs.	83,391
Non-current liabilities
Long-term borrowings	17	U.S.$	76	Rs.	5,746	Rs.	6,299
Deferred tax liabilities	25		1		60		338
Provisions	18		1		57		58
Other non-current liabilities	19		32		2,422		2,343
Total non-current liabilities		U.S.$	109	Rs.	8,285	Rs.	9,038
Total liabilities		U.S.$	1,348	Rs.	102,300	Rs.	92,429
Equity
Share capital	20	U.S.$	11	Rs.	832	Rs.	832
Treasury shares			(21)		(1,601)		(1,967)
Share premium			122		9,280		8,887
Share-based payment reserve			21		1,628		1,461
Capital redemption reserve			2		173		173
Debenture redemption reserve			4		304		-
Special economic zone re-investment reserve			10		755		1,326
Retained earnings			2,316		175,712		156,023
Other components of equity			45		3,444		6,327
Total equity		U.S.$	2,511	Rs.	190,527	Rs.	173,062
Total liabilities and equity		U.S.$	3,860	Rs.	292,827	Rs.	265,491

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions, except share and per share dat
a
)

		For the Years Ended March 31,
Particulars	Note	2022		2022		2021		2020
		Unaudited convenience translation into U.S.$ (See Note 2(c))
Revenues	22	U.S.$	2,826	Rs.	214,391	Rs.	189,722	Rs.	174,600
Cost of revenues			1,325		100,551		86,645		80,591
Gross profit			1,500		113,840		103,077		94,009
Selling, general and administrative expenses			818		62,081		54,650		50,129
Research and development expenses			230		17,482		16,541		15,410
Impairment of non-current assets			100		7,562		8,588		16,767
Other income, net	23		(36)		(2,761)		(982)		(4,290)
Total operating expenses			1,112		84,364		78,797		78,016
Results from operating activities (A)			389		29,476		24,280		15,993
Finance income			41		3,077		2,623		2,461
Finance expense			(13)		(958)		(970)		(983)
Finance income, net (B)	24		28		2,119		1,653		1,478
Share of profit of equity accounted investees, net of tax (C)	15		9		703		480		561
Profit before tax [(A)+(B)+(C)]			426		32,298		26,413		18,032
Tax expense/(benefit), net	25		115		8,730		9,175		(1,466)
Profit for the year		U.S.$	311	Rs.	23,568	Rs.	17,238	Rs.	19,498
Earnings per share:	21
Basic earnings per share of Rs. 5 /- each		U.S.$	1.87	Rs.	142.08	Rs.	103.94	Rs.	117.63
Diluted earnings per share of Rs. 5 /- each		U.S.$	1.87	Rs.	141.69	Rs.	103.65	Rs.	117.40

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	For the Years Ended March 31,
Particulars	2022		2022		2021		2020
	Unaudited convenience translation into U.S.$ (See Note 2(c))
Profit for the year	U.S.$	311	Rs.	23,568	Rs.	17,238	Rs.	19,498
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(47)	Rs.	(3,534)	Rs.	4,242	Rs.	(469)
Actuarial (losses) /gains on post-employment benefit obligations		(0)		(34)		(216)		57
Tax impact on above items		4		305		(220)		(22)
Total of items that will not be reclassified to the consolidated income statement	U.S.$	(43)	Rs.	(3,263)	Rs.	3,806	Rs.	(434)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	-		-	Rs.	7	Rs.	(7)
Foreign currency translation adjustments		(3)		(214)		706		311
Effective portion of changes in fair value of cash flow hedges, net		12		882		1,123		(951)
Tax impact on above items		(4)		(288)		(319)		232
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	5	Rs.	380	Rs.	1,517	Rs.	(415)
Other comprehensive (loss)/ income for the year, net of tax	U.S.$	(38)	Rs.	(2,883)	Rs.	5,323	Rs.	(849)
Total comprehensive income for the year	U.S.$	273	Rs.	20,685	Rs.	22,561	Rs.	18,649

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

Particulars	Share capital			Share premium		Treasury Shares		Share- based payment reserve		Fair value reserve (1)		Foreign currency t ranslation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve (2)		Debenture redemption reserve (3)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2021 (A)	Rs.	832		Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	-	Rs.	(503)	Rs.	156,023	Rs.	173,062
Profit for the year	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-		-		-	Rs.	-	Rs.	23,568	Rs.	23,568
Net change in fair value of equity instruments, net of tax benefit of Rs.293		-			-		-		-		(3,241)		-		-		-		-		-		-		-		(3,241)
Foreign currency translation adjustments		-			-		-		-		-		(214)		-		-		-		-		-		-		(214)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.288		-			-		-		-		-		-		594		-		-		-		-		-		594
Actuarial loss on post-employment benefit obligations, net of tax benefit of Rs.12		-			-		-		-		-		-		-		-		-		-		(22)		-		(22)
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(3,241)	Rs.	(214)	Rs.	594	Rs.	-	Rs.	-	Rs.	-	Rs.	(22)	Rs.	23,568	Rs.	20,685
Issue of equity shares on exercise of options	Rs.	-	*	Rs.	393	Rs.	366	Rs.	(425)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	334
Share-based payment expense		-			-		-		592		-		-		-		-		-		-		-		-		592
Dividend paid		-			-		-		-		-		-		-		-		-		-		-		(4,146)		(4,146)
Total transactions with owners of the Company (C)	Rs.	-	*	Rs.	393	Rs.	366	Rs.	167	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,146)	Rs.	(3,220)
Transfer from special economic zone re-investment reserve on utilization	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(571)	Rs.	-	Rs.	-	Rs.	571	Rs.	-
Transfer to debenture redemption reserve		-			-		-		-		-		-		-		-		-		304		-		(304)		-
Total (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(571)	Rs.	304	Rs.	-	Rs.	267	Rs.	-
Balance as of March 31, 2022 [(A)+(B)+(C)+(D)]	Rs.	832		Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
Convenience translation into U.S.$ (See note 2(c))	U.S.$	11		U.S.$	122	U.S.$	(21)	U.S.$	22	U.S.$	(22)	U.S.$	64	U.S.$	11	U.S.$	2	U.S.$	10	U.S.$	4	U.S.$	(7)	U.S.$	2,316	U.S.$	2,511

Balance as of April 1, 2020 (A)	Rs.	831		Rs.	8,495	Rs.	(1,006)	Rs.	1,233	Rs.	(2,405)	Rs.	4,343	Rs.	(563)	Rs.	173	Rs.	-	Rs.	-	Rs.	(360)	Rs.	144,247	Rs.	154,988
Profit for the year	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-		-		-	Rs.	-	Rs.	17,238	Rs.	17,238
Net change in fair value of equity and debt instruments, net of tax expense of Rs.293		-			-		-		-		3,945		-		-		-		-		-		-		11 (4)		3,956
Foreign currency translation adjustments		-			-		-		-		-		706		-		-		-		-		-		-		706
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.319		-			-		-		-		-		-		804		-		-		-		-		-		804
Actuarial loss on post-employment benefit obligations, net of tax benefit of Rs.73		-			-		-		-		-		-		-		-		-		-		(143)		-		(143)
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	3,945	Rs.	706	Rs.	804	Rs.	-	Rs.	-	Rs.	-	Rs.	(143)	Rs.	17,249	Rs.	22,561
Issue of equity shares on exercise of options	Rs.	1		Rs.	392	Rs.	232	Rs.	(356)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	269
Share-based payment expense		-			-		-		584		-		-		-		-		-		-		-		-		584
Purchase of treasury shares		-			-		(1,193)		-		-		-		-		-		-		-		-		-		(1,193)
Dividend paid		-			-		-		-		-		-		-		-		-		-		-		(4,147)		(4,147)
Total transactions with owners of the Company (C)	Rs.	1		Rs.	392	Rs.	(961)	Rs.	228	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,147)	Rs.	(4,487)
Transfer to special economic zone re-investment reserve, net of reversal of Rs.127	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1,402	Rs.	-	Rs.	-	Rs.	(1,402)	Rs.	-
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(76)		-		-		76		-
Total (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1,326	Rs.	-	Rs.	-	Rs.	(1,326)	Rs.	-
Balance as of March 31, 2021 [(A)+(B)+(C)+(D)]	Rs.	832		Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	-	Rs.	(503)	Rs.	156,023	Rs.	173,062

*Rounded to the nearest million

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share capital		Share premium		Treasury Shares		Share based payment reserve		Fair value reserve (1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve (2)		Debenture redemption reserve (3)		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2019 (A)	Rs.	830	Rs.	8,210	Rs.	(535)	Rs.	990	Rs.	(1,910)	Rs.	4,032	Rs.	156	Rs.	173	Rs.	-	Rs.	-	Rs.	(395)	Rs.	128,646	Rs.	140,197
Profit for the year	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	19,498	Rs.	19.498
Net change in fair value of equity and debt instruments		-		-		-		-		(495)		-		-		-		-		-		-		19 (4)		(476)
Foreign currency translation adjustments		-		-		-		-		-		311		-		-		-		-		-		-		311
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.232		-		-		-		-		-		-		(719)		-		-		-		-		-		(719)
Actuarial gain on post-employment benefit obligations, net of tax expense of Rs.22		-		-		-		-		-		-		-		-		-		-		35		-		35
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(495)	Rs.	(311)	Rs.	(719)	Rs.	-	Rs.	-	Rs.	-	Rs.	35	Rs.	19,517	Rs.	18,649
Issue of equity shares on exercise of options	Rs.	1	Rs.	285	Rs.	3	Rs.	(278)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	11
Share-based payment expense		-		-				521		-		-		-		-		-		-		-		-		521
Purchase of treasury shares		-		-		(474)		-		-		-		-		-		-		-		-		-		(474)
Dividend paid (including corporate dividend tax)		-		-				-		-		-		-		-		-		-		-		(3,916)		(3,916)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	285	Rs.	(471)	Rs.	243	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,916)	Rs.	(3,858)
Balance as of March 31, 2020 [(A)+(B)+(C)]	Rs.	831	Rs.	8,495	Rs.	(1,006)	Rs.	1,233	Rs.	(2,405)	Rs.	4,343	Rs.	(563)	Rs.	173	Rs.	-	Rs.	-	Rs.	(360)	Rs.	144,247	Rs.	154,988

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.

(3)	The Company has created a Debenture Redemption Reserve out of profits of its subsidiary
Aurigene Pharmaceutical Services Limited

that issued
debentures in accordance with the terms of Section 18(7)(iv) & 18(7)(v) AA(1) of the of Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilized by the Company for payment of dividend and redemption of debentures.

(4)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.

The accompanying notes form an integral part of these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except share and per share data)

	For the Years Ended March 31,
	2022		2022		2021		2020
Particulars	Unaudited convenience translation into U.S.$ (See Note 2(c))
Cash flows from operating activities:
Profit for the year	U.S.$	311	Rs.	23,568	Rs.	17,238	Rs.	19,498
Adjustments for:
Tax expense/(benefit), net		115		8,730		9,175		(1,466)
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(4)		(277)		(557)		(929)
Depreciation and amortization		156		11,824		12,796		12,472
Impairment of non-current assets		100		7,562		8,588		16,767
Allowance for credit losses (on trade receivables and other advances)		1		55		230		190
(Gain)/loss on sale or de-recognition of non-current assets, net		(15)		(1,119)		42		68
Share of profit of equity accounted investees		(9)		(703)		(480)		(561)
Foreign exchange (gain)/loss, net		(10)		(766)		1,856		(2,168)
Interest (income)/expense, net		- *		(7)		144		95
Equity settled share-based payment expense		8		592		584		521
Dividend income		-		-		- *		(5)
Changes in operating assets and liabilities:
Trade and other receivables		(224)		(17,012)		2,081		(12,446)
Inventories (Refer to Note 10 for inventory write downs)		(70)		(5,328)		(9,881)		(1,487)
Trade and other payables		58		4,412		2,861		1,576
Other assets and other liabilities, net		53		4,014		(3,258)		4,821
Cash generated from operations		468		35,545		41,419		36,946
Income tax paid, net		(98)		(7,437)		(5,716)		(7,105)
Net cash from operating activities	U.S.$	370	Rs.	28,108	Rs.	35,703	Rs.	29,841
Cash flows used in investing activities:
Expenditures on property, plant and equipment	U.S.$	(193)	Rs.	(14,660)	Rs.	(9,741)	Rs.	(4,846)
Proceeds from sale of property, plant and equipment		5		370		85		131
Expenditures on other intangible assets		(58)		(4,389)		(2,820)		(1,269)
Proceeds from sale of other intangible assets		39		2,946		-		259
Payment for acquisition of business (Refer to Note 6)		(4)		(326)		(15,514)		-
Purchase of other investments		(1,173)		(88,972)		(75,418)		(111,918)
Proceeds from sale of other investments		1,025		77,771		79,528		111,704
Dividends received from equity accounted investees		-		-		-		392
Interest and dividend received		12		873		1,220		624
Net cash used in investing activities	U.S.$	(348)	Rs.	(26,387)	Rs.	(22,660)	Rs.	(4,923)
Cash flows used in financing activities:
Proceeds from issuance of equity shares (including treasury shares)	U.S.$	4	Rs.	334	Rs.	269	Rs.	4
Purchase of treasury shares		-		-		(1,193)		(474)
Proceeds from short-term borrowings, net (Refer to Note 17)		46		3,520		6,791		4,235
Proceeds from long-term borrowings (Refer to Note 17)		-		-		3,800		-
Repayment of long-term borrowings (Refer to Note 17)		-		-		(3,743)		(22,918)
Payment of principal portion of lease liabilities (Refer to Note 17)		(10)		(785)		(754)		(482)
Dividend paid (March 31, 2020 including corporate dividend tax)		(55)		(4,146)		(4,147)		(3,916)
Interest paid		(18)		(1,345)		(1,321)		(1,608)
Net cash used in financing activities	U.S.$	(32)	Rs.	(2,422)	Rs.	(298)	Rs.	(25,159)
Net (decrease) / increase in cash and cash equivalents		(9)		(701)		12,745		(241)
Effect of exchange rate changes on cash and cash equivalents		10		733		113		(25)
Cash and cash equivalents at the beginning of the year		195		14,820		1,962		2,228
Cash and cash equivalents at the end of the year (Refer to Note 7)	U.S.$	196	Rs.	14,852	Rs.	14,820	Rs.	1,962

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

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a. Statement of compliance

These consolidated financial statements as of and for the year ended March 31, 2022 comply in all material aspects with the International Financial Reporting Standards and its interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant IFRS that are effective or elected for early adoption at the Company’s annual reporting date, March 31, 2022. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on
June 27, 2022.

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

•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	share-based payments are measured at fair value;
•	investments in joint ventures are accounted for using the equity method;
•	assets held for sale are measured at fair value;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value;
•	contingent consideration arising out of business combination are measured at fair value; and
•
right-of-use the assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

c. Convenience translation (unaudited)

These consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these consolidated financial statements as of and for the year ended March 31, 202
2
 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.75.87, as published by the Federal Reserve Board of Governors on March 31, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

d. Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Notes 3(a) and 15 — Evaluation of joint arrangements;
•	Note 3(b) — Assessment of functional currency;
•	Notes 3(c), 3 0 and 3 1 — Financial instruments;
•	Notes 3(d) and 6 — Business combinations;
•	Notes 3(e) and (f) — Useful lives of property, plant and equipment and intangible assets;
•	Notes 3(g) – Determination of cost for right-of-use assets and lease term;
•	Notes 3(h) and 10— Valuation of inventories;
•	Notes 3(i), 12, 13 and 14— Measurement of recoverable amounts of cash-generating units;
•	Notes 3 (j) and 2 7 — Assets and obligations relating to employee benefits;
•	Notes 3 ( k ) and 2 8 — Share-based payments;
•	Note 3( l ) and 18 — Provisions and other accruals;
•	Note 3( m ) — Measurement of transaction price in a revenue transaction (sales returns, rebates and chargeback provisions);
•	Note 3( p ) and 25 — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
•	Note 3 2 — Contingencies.

e. Current and non-current classification

The Company presents assets and liabilities in the balance sheet based on current/ non-current classification.

All assets and liabilities have been classified as current or non-current as per the Company’s normal operating cycle and other criteria set out in IAS 1,
“Presentation of financial statements”
.

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

Current assets and liabilities include the current portion of non-current assets and liabilities respectively. All other assets and liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current. The operating cycle is the time between the acquisition of assets for processing and their reali
z
ation in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Significant accounting policies

New Standards adopted by the Company

Amendments to IFRS 16, “
Leases
” regarding Covid-19-Related Rent Concessions beyond  June 30, 2021

On 28 May 2020, the IASB issued
Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases
. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021.

The aforesaid amendment had no impact on the consolidated financial statements.

Standard issued but not effective

Amendments to IAS 1, “
Presentation of Financial Statements
” regarding classification of liabilities as current or non-current

On January 23, 2020, the IASB issued amendments to paragraphs 69 to 76 of
IAS 1 Presentation of Financial Statements
to specify the requirements for classifying liabilities as current or non-current. The amendments clarify what is meant by a right to defer settlement, that a right to defer must exist at the end of the reporting period, that the classification is unaffected by the likelihood that an entity will exercise its deferral right, and that only if the conversion option itself is classified as an equity instrument would settlement by way of own equity instruments be disregarded when determining whether the liability is current or non-current. In July 2021, the IASB decided to defer the effective date of the 2020 amendments to no earlier than January 1, 2024.

Amendments to IAS 12, “
Income Taxes
” regarding Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning obligations.

Paragraphs 15 and 24 of IAS 12 were amended to include an additional condition where the initial recognition exemption is not applied. According to the amended guidance, a temporary difference that arises on initial recognition of an asset or liability is not subject to the initial recognition exemption if that transaction gave rise to equal taxable and deductible temporary differences.

These amendments should be applied for annual periods beginning on or after January 1, 2023.

Amendments to IAS 1 and IFRS Practice Statement (“PS”), “
Presentation of Financial Statements
”

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgments (the PS), in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The proposed amendments are effective for annual periods beginning on or after January 1, 2023.

Amendments to IAS 8, “
Accounting Policies, Changes in Accounting Estimates and Errors
”

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The proposed amendments are effective for annual periods beginning on or after January 1, 2023.

IFRS 17, “
Insurance Contracts
”

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. This standard is effective for annual periods beginning on or after January 1, 2023.

Narrow-scope amendments to certain other Standards

The IASB, on May 14, 2020, issued several small amendments to IFRS Standards.

The package of amendments includes narrow-scope amendments to  Standards as well as the IASB’s Annual Improvements, which are changes that clarify the wording or correct minor consequences, oversights or conflicts between requirements in the Standards.

Amendments to IFRS 3 Business Combinations
update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Significant accounting policies (continued)

Amendments to IAS 16 Property, Plant and Equipment
prohibits a company from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for its intended use. Instead, a company recognizes such sales proceeds and related costs in income statements.

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets
to specify which costs a company needs to include when assessing whether a contract is onerous or loss-making.

Annual Improvements made minor amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 9 “Financial Instruments”, IAS 41 “Agriculture” and the Illustrative Examples accompanying IFRS 16 “Leases”.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022.

The aforesaid amendments are not expected to have a material impact on the consolidated financial statements.

Summary of significant accounting policies

a. Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at March 31, 2022. Subsidiaries are all entities (including special purpose entities) that are controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidate
d
 statement of financial position, respectively.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. If a subsidiary of the Company uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Company’s accounting policies.

Joint arrangements (equity accounted investees)

Joint arrangements are those arrangements over which the parties have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The considerations made in determining whether significant influence or joint control are similar to those necessary to determine control over the subsidiaries.

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

a. Basis of consolidation (continued)

Consolidation procedure

For the purpose of preparing these consolidated financial statements, intra-group transactions are consolidated using the following procedures:

a.

Combine like items of assets, liabilities, equity, income, expenses and cash flows of the parent with those of its subsidiaries. For this purpose, income and expenses of the subsidiary are based on the amounts of the assets and liabilities recognized in the consolidated financial statements at the acquisition date.

b.       Offset (eliminate) the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary.

c.       Eliminate in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group (profits or losses resulting from intragroup transactions that are recognized in assets, such as inventory and property, plant and equipment,

are eliminated in full). Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements.

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

Loss of Control

At the time of loss of control, the Company

o	derecognizes the assets (including goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost
o	derecognizes the carrying amount of any non-controlling interests
o	derecognizes the cumulative translation differences recorded in equity
o	recognizes the fair value of the consideration received
o	recognizes the fair value of any investment retained
o	recognizes any surplus or deficit in income statement
o
reclassifies the parent’s share of components previously recognized in OCI to income statement or transferred directly to retained earnings, if required by other IFRSs as would be required if the Company had directly disposed of the related assets or liabilities

b. Foreign currency

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

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognized at fair value. The Company’s trade receivables do not contain any significant financing component and hence are measured at the transaction price measured under IFRS 15,
“Revenue from Contracts with Customers”
.

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

d. Business combinations and goodwill

Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive.

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

d. Business combinations and goodwil

(continued)

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

At the acquisition date, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Acquisition related costs are expensed as incurred.

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

Goodwill is initially measured at cost, being the excess of the aggregate of:

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitali
z
ed as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “Other (income)/expense, net” in the consolidated income statement.

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
The expenditures to be capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the consolidated income statement as incurred. As of March 31, 2022, none of the development expenditure amounts has met the aforesaid recognition criteria.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3. Significant accounting policies (continued)

f. Goodwill and other intangible assets (continued)

Separate acquisition of intangible assets
Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalized. The Company’s criteria for capitalization of such assets are consistent with the guidance given in paragraph 25 of IAS 38, “
Intangible Assets”
. (i.e., the receipt of economic benefits embodied in each intangible asset separately purchased or licensed in the transaction is considered to be probable).

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

h. Inventories

Inventories are valued at the lower of cost and net realizable value.

Inventories consist of raw materials, stores and spares, work in progress and finished goods. The cost of all categories of inventories is based on the weighted average method. Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of finished goods and work in progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

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
138

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

k. Share based payments

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

l. Provisions

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

l. Provisions (continued)

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

m. Revenue

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

m. Revenue (continued)

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received

on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations,
the Company accounts for the
completed obligation
(for example the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognized over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognized as revenues either on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

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

n. Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company’s factories to its various points of sale, are included in selling, general and administrative expenses.

o. Finance income and expense

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

p. Income tax

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

Deferred tax liabilities are recogni
z
ed for all taxable temporary differences, except:

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

Deferred tax assets are recogni
z
ed for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recogni
z
ed to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utili
z
ed, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

and

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recogni
z
ed only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealized inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognized using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered a tax expense for the Company and all such taxes are recognized in the statement of changes in equity as part of the associated dividend payment.

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

p. Income tax (continued)

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

q. Earnings per share

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

r. Government grants and incentives

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

s. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

t. Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

u. Non-currents assets held for sale

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

v. Rounding of amounts

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

(iv) Investment in equity and debt securities and units of mutual funds

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

Pharmaceutical Services and Active Ingredients
. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s contract research services business and its manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

Others.
This segment consists of the Company’s other business operations which includes its wholly-owned subsidiaries, Aurigene Discovery Technologies Limited (“ADTL”) and SVAAS Wellness Limited (“SVAAS”). ADTL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. ADTL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

		For the Year Ended March 31,
Segment information:		Global Generics						PSAI						Proprietary Products
Reportable segments		2022		2021		2020		2022		2021		2020		2022		2021		2020
Revenues (1)	Rs.	179,170	Rs.	154,404	Rs.	138,123	Rs.	30,740	Rs.	31,982	Rs.	25,747	Rs.	1,611	Rs.	523	Rs.	7,949
Gross profit	Rs.	103,270	Rs.	91,111	Rs.	78,449	Rs.	6,821	Rs.	9,426	Rs.	6,190	Rs.	1,590	Rs.	482	Rs.	7,744
Selling, general and administrative expenses
Research and development expenses
Impairment of non-current assets
Other income, net
Results from operating activities
Finance income, net
Share of profit of equity accounted investees, net of tax
Profit before tax
Tax expense/(benefit), net
Profit for the year

Segment information:	For the Year Ended March 31,
Reportable segments	Others						Total
	2022		2021		2020		202 2		202 1		20 20
Revenues (1)	Rs.	2,870	Rs.	2,813	Rs.	2,781	Rs.	214,391	Rs.	189,722	Rs.	174,600
Gross profit	Rs.	2,159	Rs.	2,058	Rs.	1,626	Rs.	113,840	Rs.	103,077	Rs.	94,009
Selling, general and administrative expenses								62,081		54,650		50,129
Research and development expenses								17,482		16,541		15,410
Impairment of non-current assets								7,562		8,588		16,767
Other income, net								(2,761)		(982)		(4,290)
Results from operating activities							Rs.	29,476	Rs.	24,280	Rs.	15,993
Finance income, net								2,119		1,653		1,478
Share of profit of equity accounted investees, net of tax								703		480		561
Profit before tax							Rs.	32,298	Rs.	26,413	Rs.	18,032
Tax expense/(benefit), net								8,730		9,175		(1,466)
Profit for the year							Rs.	23,568	Rs.	17,238	Rs.	19,498

(1)	Revenues for the year ended March 31, 2022 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.6,255 (as compared to Rs. 6,905 and Rs. 5,910 for the years ended March 31, 2021 and 2020, respectively).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share

data)

5. Segment reporting (continued)

R
evenues within the Global Generics segment:

R
evenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2022		2021		2020
Nervous System	Rs.	26,159	Rs.	29,040	Rs.	26,825
Gastrointestinal		23,386		21,132		19,394
Anti-Infective		22,526		12,906		9,402
Pain Management		18,437		15,531		13,808
Oncology		17,051		16,842		18,245
Respiratory		15,085		11,089		10,433
Cardiovascular		14,856		15,460		14,729
Hematology		11,737		4,959		4,725
Dermatology		6,797		5,240		3,255
Nutraceutical s		4,530		4,059		3,441
Others		18,606		18,146		13,866
Total	Rs.	179,170	Rs.	154,404	Rs.	138,123

R
evenues within the PSAI segment:

R
evenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2022		2021		2020
Cardiovascular	Rs.	7,729	Rs.	9,834	Rs.	8,567
Anti-Infective		5,450		4,126		2,264
Pain Management		4,513		4,657		5,073
Nervous System		3,017		2,704		2,797
Oncology		2,526		2,385		1,798
Gastrointestinal		982		1,098		705
Genitourinary		705		825		441
Respiratory		676		1,317		789
Diabetology		544		350		168
Dermatology		498		768		1,370
Others		4,100		3,918		1,775
Total	Rs.	30,740	Rs.	31,982	Rs.	25,747

R
evenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2022		2021		20 20
India	Rs.	43,986	Rs.	36,252	Rs.	32,089
United States		80,564		76,702		76,028
Russia		20,879		15,816		16,900
Others (1)		68,962		60,952		49,583
	Rs.	214,391	Rs.	189,722	Rs.	174,600

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

5. Segment reporting (continued)

A
ssets by geography:

The following table shows the distribution of the Company’s non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

	As of March 31,
Country	2022		2021
India	Rs.	83,166	Rs.	75,284
Switzerland		4,748		11,661
United States		3,851		7,627
Germany		1,263		1,087
Others		5,244		5,109
	Rs.	98,272	Rs.	100,768

The following table shows the distribution of the Company’s property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

	For the Year Ended March 31,
Country	2022		2021
India	Rs.	15,580	Rs.	27,882
Switzerland		195		3,760
United States		260		2,158
Others		1,198		1,031
	Rs.	17,233	Rs.	34,831

D
epreciation and amortization, included in cost of revenues, by reportable segments:

	For the Year Ended March 31,
	2022		2021		2020
Global Generics	Rs.	3,078	Rs.	3,435	Rs.	3,666
PSAI		2,507		2,578		2,804
Proprietary Products		-		-		-
Others		42		48		71
	Rs.	5,627	Rs.	6,061	Rs.	6,541

Information about major customers

Revenues from two customers of the Company's Global Generics segment were Rs.20,596 and Rs.10,339
,
representing approximately
 10% and 5%, respectively, of the Company’s total revenues for the year ended March 31, 2022.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

6. Business Combinations

A.	Acquisition of Nimbus Health, GmbH

On February 3, 2022
,
the Company entered into an agreement with Nimbus Health, GmbH (“Nimbus Health’’) to acquire 100%
of the
share capital of Nimbus Health along with the existing employees
.

The Company completed the acquisition effective as of February 24, 2022.

The consideration involved an upfront payment of

Rs. 337
,
and additional performance
and milestone-based earn-outs over the next four years
 pursuant to fulfillment of certain conditions.

Nimbus Health is a licensed pharmaceutical wholesaler in Germany focusing on medical cannabis based products.
The acquisition will allow the Company to build on Nimbus Health strengths and introduce medical cannabis-based medicines as a promising treatment option for patients.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

As on
M
arch 31, 2022,
The Company, on a provisional basis estimated the purchase price allocation and recognized the following assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	Rs.	337
Payment through Escrow account		84
Total consideration	R s.	421
Assets acquired
Goodwill	Rs.	260
Property, plant and equipment		2
Other i ntangible ass et s		106
Inventories		144
Trade receivables		45
Cash and cash equivalents		11
Other assets		2
Deferred tax asset		2
Liabilities assumed
Trade payables		(141)
Other liabilities		(10)
Total net assets	Rs.	421

The total goodwill of Rs.260 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired.
This goodwill has been assigned to the Company’s Global Generics segment.

The amount of revenue and loss pertaining to the acquired business was not material for the year ended March 31, 2022.

B.	Business Transfer Agreement with Wockhardt Limited

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

6. Business Combinations (continued)

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
•
If the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeds Rs.4,800, the Company will be required to pay to Wockhardt an amount equal to two (2) times the amount by which the revenue exceeds Rs.4,800, subject to the maximum of the Holdback Amount
.

The acquisition is in line with the Company's strategic focus on India and has paved a path for accelerated growth and leadership in the domestic Indian market. The Company believes that the acquired Business Undertaking offers to strengthen the Company’s pharmaceutical portfolio and products in the Indian market.

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

The fair value of the contingent consideration of Rs.561 was estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 refers to as Level 3 inputs. The significant unobservable inputs in the valuation is the estimated sales forecast. During the year
ended March 31, 2021, the Company, after taking into account the revenue of the products until twelve months post-closing (June 9, 2021), re-measured the contingent consideration to be Rs.420.

As on March 31, 2022 the outstanding amount of contingent consideration is Rs.
194
.

The amount of revenue included in the consolidated income statements for the year ended March 31, 2021 pertaining to the acquired business since June 10, 2020 is Rs.3,887 and for the year ended March 31, 2022 is Rs.5,474. The acquired business has been integrated into the Company’s existing activities and it is not practicable to identify the impact on the Company profit in the year.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

7. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2022		2021
Cash on hand	Rs.	1	Rs.	1
Balances with banks		14,494		14,324
Term deposits with banks (original maturities less than 3 months)		357		504
Cash and cash equivalents in the statements of financial position	Rs.	14,852	Rs.	14,829
Bank overdrafts used for cash management purposes		-		9
Cash and cash equivalents in the statements of cash flow	Rs.	14,852	Rs.	14,820
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	86	Rs.	106
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 6 for details)		40		40
Balances in Escrow account pursuant to the Business Transfer Agreement with Nimbus Health GmbH (Refer to Note 6 for details)		84		-
Other restricted cash balances		72		82

8. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of March 31, 2022 and 2021 are as follows:

	As of March 31, 2022						As of March 31, 2021
	Cost		Unrealized gain/(loss)		Fair value/ a mortized cost		Cost		Unrealized gain		Fair value/ a mortized cost
Current portion
In units of mutual funds	Rs.	16,714	Rs.	37	Rs.	16,751	Rs.	13,197	Rs.	66	Rs.	13,263
In term deposits with banks		9,340		-		9,340		5,959		-		5,959
In bonds		2,249		-		2,249		522		-		522
In commercial paper		973		-		973		-		-		-
In equity securities		214		(14)		200		-		-		-
	Rs.	29,490	Rs.	23	Rs.	29,513	Rs.	19,678	Rs.	66	Rs.	19,744
Non-current portion
In term deposits with banks	Rs.	2,000		-	Rs.	2,000	Rs.	-	Rs.	-	Rs.	-
In equity securities (1)		2,701		(1,701)		1,000		2,701		1,832		4,533
In limited liability partnership firm		400		(14)		386		400		-		400
In bonds		256		-		256		-		-		-
Others		26		-		26		25		-		25
	Rs.	5,383	Rs.	(1,715)	Rs.	3,668	Rs.	3,126	Rs.	1,832	Rs.	4,958

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 3 3 of these consolidated financial statements for further details.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits and others	Amortized cost
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firm	Fair value through profit and loss

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

9.       Trade and other receivables

	As of March 31,
	2022		2021
Current
Trade and other receivables, gross	Rs.	67,958	Rs.	50,937
Less: Allowance for credit losses		(1,194)		(1,296)
Trade and other receivables, net	Rs.	66,764	Rs.	49,641
Non-current
Trade and other receivables, gross (1)	Rs.	54	Rs.	118
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	54	Rs.	118

(1)	Represents amounts receivable pursuant to an out-licensing arrangement wit
h
a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current
.

During the year ended March 31, 2021,
pursuant to an arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis.
The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer, including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables sold are were not more
than the total net amount of trade receivables. The Company
had
transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same were
derecognized in the statements of financial position. As on March 31, 2022 and 2021, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.Nil and Rs.9,254, respectively.

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

The details of changes in allowance for credit losses during the years ended March 31
, 2022
and 2021
, are as follows:

	For the Year Ended March 31,
	2022		2021
Balance at the beginning of the year	Rs.	1,296	Rs.	1,202
Provision made during the year, net of reversals		(3)		176
Trade and other receivables written off & exchange differences		(99)		(82)
Balance at the end of the year	Rs.	1,194	Rs.	1,296

10. Inventories

Inventories consist of the following:

	As of March 31,
	2022		2021
Raw materials	Rs.	13,707	Rs.	12,287
Work-in-progress		12,886		10,009
Finished goods (includes stock-in-trade)		20,491		19,829
Packing materials, stores and spares		3,800		3,287
	Rs.	50,884	Rs .	45,412

Details of inventories recognized in the consolidated incom
e
 statement are as follows:

	For the Year Ended March 31,
	2022		2021		2020
Raw materials, consumables and changes in finished goods and work in progress	Rs.	69,838	Rs.	58,268	Rs.	51,892
Inventory write-downs		4,584		2,521		3,652

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

11. Other assets

	As of March 31,
	2022		2021
Current
Balances and receivables from statutory authorities (1)	Rs.	8,455	Rs.	7,227
Export benefits receivable (2)		1,016		2,070
Prepaid expenses		1,138		1,141
Others (3)		3,293		4,071
	Rs.	13,902	Rs.	14,509
Non-current
Security deposits	Rs.	670	Rs.	666
Others		224		168
	Rs.	894	Rs.	834

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), excise duty and value added tax, and from customs authorities of India.
(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.
(3)	Others primarily includes advances given to vendors and employees, security deposits, interest accrued but not due on investments, and claims receivable.

12. Property, plant and equipment

The following is a summary of the changes in carrying value of property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2020	Rs.	4,123	Rs.	24,956	Rs.	74,867	Rs.	5,965	Rs.	1,211	Rs.	111,122
Additions		13		2,720		4,544		437		220		7,934
Assets acquired through business combinations (1)		84		113		165		11		-		373
Disposals		-		(35)		(852)		(134)		(182)		(1,203)
Assets held for sale		(18)		(245)		(334)		(58)		-		(655)
Effect of changes in foreign exchange rates		26		11		244		31		8		320
Balance as of March 31, 2021	Rs.	4,228	Rs.	27,520	Rs.	78,634	Rs.	6,252	Rs.	1,257	Rs.	117,891

Balance as of April 1, 2021	Rs.	4,228	Rs.	27,520	Rs.	78,634	Rs.	6,252	Rs.	1,257	Rs.	117,891
Additions		-		1,037		9,941		738		621		12,337
Assets acquired through business combinations (1)		-		1		-		1		-		2
Disposals		-		(221)		(1,219)		(186)		(391)		(2,017)
Effect of changes in foreign exchange rates		5		85		313		9		(32)		380
Balance as of March 31, 2022	Rs.	4,233	Rs.	28,422	Rs.	87,669	Rs.	6,814	Rs.	1,455	Rs.	128,593

Accumulated Depreciation
Balance as of April 1, 2020	Rs.	.-	Rs.	8,208	Rs.	49,602	Rs.	4,903	Rs.	598	Rs.	63,311
Depreciation for the year		-		1,697		5,935		554		341		8,527
Impairment		4		32		9		1		-		46
Disposals		-		(29)		(773)		(125)		(136)		(1,063)
Assets held for sale		(4)		(140)		(306)		(54)		-		(504)
Effect of changes in foreign exchange rates		-		22		194		24		1		241
Balance as of March 31, 2021	Rs.	-	Rs.	9,790	Rs.	54,661	Rs.	5,303	Rs.	804	Rs.	70,558

Balance as of April 1, 2021	Rs.	-	Rs.	9,790	Rs.	54,661	Rs.	5,303	Rs.	804	Rs.	70,558
Depreciation for the year		-		1,718		5,554		572		308		8,152
Impairment (2)		64		872		1,626		7		1		2,570
Disposals		-		(118)		(1,092)		(182)		(342)		(1,734)
Effect of changes in foreign exchange rates		-		20		167		7		(11)		183
Balance as of March 31, 2022	Rs.	64	Rs.	12,282	Rs.	60,916	Rs.	5,707	Rs.	760	Rs.	79,729

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12. Property, plant and equipment (continued)

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total

Net carrying value
As of April 1, 2020	Rs.	4,123	Rs.	16,748	Rs.	25,265	Rs.	1,062	Rs.	613	Rs.	47,811
As of March 31, 2021	Rs.	4,228	Rs.	17,730	Rs.	23,973	Rs.	949	Rs.	453	Rs.	47,333
Add: Capital-work-in-progress											Rs.	9,778
Total as of March 31, 2021											Rs.	57,111
As of March 31, 2022	Rs.	4,169	Rs.	16,140	Rs.	26,753	Rs.	1,107	Rs.	695	Rs.	48,864
Add: Capital-work-in-progress											Rs.	13,394
Less: Impairment of Capital-work-in-progress (2)												(89)
Total as of March 31, 2022											Rs.	62,169

(1)	Refer to Note 6 of these consolidated financial statements for further details.
(2)	During the year ended March 31, 2022, the
re was
a significant decline in the expected cash flows of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)). Consequently, the Company tested the carrying amount of the CGU, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. This resulted in the recoverable amount of the CGU being lower than its carrying amount.
Accordingly, the Company recognized an impairment loss of
the entire carrying value of
Rs.2,570
for property, plant and equipment, Rs. 89 for capital-work-in-progress and Rs.392 for goodwill. This impairment loss pertains to the Company’s Global Generics segment.

Leases

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognized and the movements during the year included in the above property, plant and equipment.

Particulars	Land		Buildings		Plant and equipment		Furniture, fixtures and office equipment		Vehicles		Total
Gross carrying value
Balance as of April 1, 2020	Rs.	78	Rs.	1,688	Rs.	18	Rs.	45	Rs.	530	Rs.	2,359
Additions (1)		-		2,212		-		7		194		2,413
Disposals		-		-		-		(1)		(120)		(121)
Effect of changes in foreign exchange rates		3		(14)		-		-		-		(11)
Balance as of March 31, 2021	Rs.	81	Rs.	3,886	Rs.	18	Rs.	51	Rs.	604	Rs.	4,640

Balance as of April 1, 2021	Rs.	81	Rs.	3,886	Rs.	18	Rs.	51	Rs.	604	Rs.	4,640
Additions		-		98		-		16		360		474
Disposals		-		(202)		(1)		-		(199)		(402)
Effect of changes in foreign exchange rates		(2)		(23)		(1)		-		(10)		(36)
Balance as of March 31, 2022	Rs.	79	Rs.	3,759	Rs.	16	Rs.	67	Rs.	755	Rs.	4,676

Accumulated Depreciation
Balance as of April 1, 2020	Rs.	-	Rs.	744	Rs.	14	Rs.	13	Rs.	199	Rs.	970
Depreciation for the year		-		616		1		12		202		831
Disposals		-		-		-		-		(78)		(78)
Effect of changes in foreign exchange rates		-		(25)		-		-		(2)		(27)
Balance as of March 31, 2021	Rs.	-	Rs.	1,335	Rs.	15	Rs.	25	Rs.	321	Rs.	1,696

Balance as of April 1, 2021	Rs.	-	Rs.	1,335	Rs.	15	Rs.	25	Rs.	321	Rs.	1,696
Depreciation for the year		-		656		1		12		189		858
Disposals		-		(99)		(1)		-		(155)		(255)
Effect of changes in foreign exchange rates		-		(19)		(1)		(1)		(3)		(24)
Balance as of March 31, 2022	Rs.	-	Rs.	1,873	Rs.	14	R s .	36	Rs.	352	Rs.	2,275

Net carrying value
As of April 1, 2020	Rs.	78	Rs.	944	Rs.	4	Rs.	32	Rs.	331	Rs.	1,389
As of March 31, 2021	Rs.	81	Rs.	2,551	Rs.	3	Rs.	26	Rs.	283	Rs.	2,944
As of March 31, 2022	Rs.	79	Rs.	1,886	Rs.	2	Rs.	31	Rs.	403	Rs.	2,401

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

12. Property, plant and equipment (continued)

(1)	Additions for the year ended March 31, 2021 include recognition of a right-of-use asset of Rs. 1,852 relating to a warehousing services agreement in the United States.

The following are the amounts recognized in income statement:

	For the Year Ended March 31,
	2022		2021
Depreciation expense of right-of-use assets	Rs.	858	Rs.	831
Interest expense on lease liabilities		221		227

The Company had total cash outflows for leases of Rs.1,341 and Rs.1,252 during the years ended March 31, 2022 and 2021, respectively. The maturity analysis of lease liabilities are disclosed in Note 17 of these consolidated financial statements.

Capital commitments

As of March 31, 2022 and 2021, the Company was committed to spend Rs.7,991 and Rs. 9,841, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalization

During the years ended March 31, 2022 and 2021, the Company capitalized interest cost of Rs.268 and Rs.149, respectively, with respect to qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2022 and 2021 was approximately 4.65% and 4.25%, respectively.

13. Goodwill

Goodwill arising upon business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the years ended March 31, 2022 and 2021:

	As of March 31,
	2022		2021
Opening balance, gross	Rs.	20,852	Rs.	20,278
Goodwill arising on business combinations (1)		260		530
Effect of translation adjustments		(18)		44
Impairment loss (2)		(16,676)		(16,284)
Closing balance	Rs.	4,418	Rs.	4,568

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:
	As of March 31,
	2022	2021
PSAI-Active Pharmaceutical Operations	Rs.997	Rs.997
Global Generics-Complex Injectables	1,396	1,421
Global Generics-North America Operations (2)	631	1,015
Global Generics-Branded Formulations	1,281	1,021
Others	113	114
	Rs.4,418	Rs.4,568
(1)	Refer to Note 6 of these consolidated financial statements for further details.
(2)
During the years ended March 31, 2022, the Company recorded impairment loss of Rs.392 pertaining to Shreveport CGU.  Refer to Note 12 of these consolidated financial statements for further details. The said goodwill was included as part of “Global Generics-North America Operations”
.

The impairment loss of
Rs.16,676 and
16,284 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

13. Goodwill (continued)

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a)	Estimated cash flows for five years, based on management’s projections.
b)	A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0-2%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.
c)	The after tax discount rates used are based on the Company’s weighted average cost of capital.
d)	The after tax discount rates used range from 11.7% to 14% for various cash generating units. The pre-tax discount rates range from 12.72% to 17.92%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

1
4
. Other intangible assets

The following is a summary of changes in the carrying value of intangible assets:

	Product related intangibles		Customer related intangibles (2)		Others		Total
Gross carrying value
Balance as of April 1, 2020	Rs.	87,330		-	Rs.	3,766	Rs.	91,096
Additions (1)		6,107		-		304		6,411
Assets acquired through business combinations (2)		14,888		-		-		14,888
Disposals/De-recognitions		(192)		-		-		(192)
Effect of changes in foreign exchange rates		(900)		-		-		(900)
Balance as of March 31, 2021	Rs.	107,233	Rs.	-	Rs.	4,070	Rs.	111,303

Balance as of April 1, 2021	Rs.	107,233	Rs.	-	Rs.	4,070	Rs.	111,303
Additions		816		-		379		1,195
Assets acquired through business combinations (2)		5		98		3		106
Disposals/De-recognitions (3)		(6,398)		-		(5)		(6,403)
Effect of changes in foreign exchange rates		1,254		-		1		1,255
Balance as of March 31, 2022	Rs.	102,910	Rs.	98	Rs.	4,448	Rs.	107,456
Amortization/impairment loss
Balance as of April 1, 2020	Rs.	61,531	Rs.	-	Rs.	1,906	Rs.	63,437
Amortization for the year		3,972		-		297		4,269
Impairment loss		8,542		-		-		8,542
Disposals/De-recognitions		(192)		-		-		(192)
Effect of changes in foreign exchange rates		(401)		-		-		(401)
Balance as of March 31, 2021	Rs.	73,452	Rs.	-	Rs.	2,203	Rs.	75,655

Balance as of April 1, 2021	Rs.	73,452	Rs.	-	Rs.	2,203	Rs.	75,655
Amortization for the year		3,415		-		257		3,672
Impairment loss		4,511		-		-		4,511
Disposals/De-recognitions (3)		(4,519)		-		(2)		(4,521)
Effect of changes in foreign exchange rates		892		-		1		893
Balance as of March 31, 2022	Rs.	77,751	Rs.	-	Rs.	2,459	Rs.	80,210

Net carrying value
As of April 1, 2020	Rs.	25,799	Rs.	-	Rs.	1,860	Rs.	27,659
As of March 31, 2021	Rs.	33,781	Rs.	-	Rs.	1,867	Rs.	35,648
As of March 31, 2022	Rs.	25,159	Rs.	98	Rs.	1,989	Rs.	27,246

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

14. Other intangible assets (continued)

(1)
During the year ended March 31, 2021 the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire marketing authorizations and other rights of select brands in four “Emerging Markets” countries. The acquired brands represent two products, (a) a mometasone mono product and (b) a combination of mometasone with azelastine, and are indicated for the treatment of seasonal and perennial allergic rhinitis. The total consideration paid was Rs.1,516. Following the principles of IAS 38, the Company recognized the acquired brands at their acquisition cost. The acquisition pertains to the Company’s Global Generics segment.

(2)	Refer to Note 6 of these consolidated financial statements for further details.

(3)	Disposals/de-recognitions for the year ended March 31, 2022 primarily include the following IPR&D assets:

•
Rs.4,498 upon its settlement with Hatchtech Pty Limited regarding their civil litigation and arbitration, relating to the acquisition of the product Xeglyze®. Refer to Note 3
2
(Contingencies) of these consolidated financial statements under “Civil Litigation and Arbitration with Hatchtech Pty Limited” for further details.

•	Rs. 1,879 upon sale of all rights relating to anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc. (“Citius”).

In-process research and development assets (“IPR&D”)

Tabulated below is the reconciliation of amounts relating to in-process research and development assets as at the beginning and at the end of the year:

	As of March 31,
	2022		2021
Opening balance	Rs.	6,113	Rs.	10,987
Add : Additions during the year (1)		153		3,557
Less : Disposals/De-recognitions (2)		(1,879)		-
Less: Impairments during the year		(4,435)		(8,099)
Effect of changes in exchange rates		186		(332)
Closing balance	Rs.	138	Rs.	6,113

(1)
Additions during the year ended March 31, 2021 include Rs.3,291, representing the expenditure for purchase of intellectual property rights relating to

Xeglyze®
forming part of the Company’s Proprietary Products segment.

(2)
During the year ended March 31, 2022, the Company entered into a definitive agreement with Citius Pharmaceuticals, Inc. (“Citius”) for the sale of all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox) to Citius. The Company received Rs.2,951 (U.S.$40) as an upfront amount upon the closing of the transaction. Consequent to this definite agreement, the company de-recognised Rs. 1,879 representing the carrying cost of the said asset.  Refer to Note 23 for the amount of gain on sale of such intangible asset.

Interest capitalization

During the years ended March 31, 2022 and 2021, the Company capitalized interest cost of Rs.153 and Rs.266, respectively, with respect to certain qualifying assets. The rate for capitalization of interest cost for the years ended March 31, 2022 and 2021 ranged from 4.42% to 4.89% and from 3.95% to 4.74%
,
respectively.

Impairment losses recorded for the year ended March 31, 202
2

During the year ended March 31, 2022, there were significant changes to the market conditions for certain of the Company’s products forming part of Company's Proprietary Products and Global Generics segments. The changes include, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of the complete carrying value for:

- Rs.4,337 relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets), an IPR&D asset forming part of the Company's Proprietary Products segment; and

- Rs.174 pertaining to other IPR&D and other intangible assets forming part of Company’s Global Generics Segment.

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

1
4
. Other intangible assets (continued)

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

Significant separately acquired intangible assets

Details of significant separately acquired intangible assets as of March 31, 2022 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.13,440
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	4,064
Various ANDAs	Teva and an affiliate of Allergan	3,327
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited	1,386
Habitrol® brand	Novartis Consumer Health Inc.	1,053

1
5
. Investment in equity accounted investees

	As of March 31,
	2022		2021
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China	Rs.	4,259	Rs.	3,307
Equity shares held in DRES Energy Private Limited, India		59		68
	Rs.	4,318	Rs.	3,375

Details of the Company’s investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited:

Kunshan Rotam Reddy Pharmaceuticals Company Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.3% as of March 31, 2022 and 2021. Four directors of the Company are on the board of Reddy Kunshan, which consists of eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

	As of/for the Year Ended March 31,
	2022		2021		2020
Ownership		51.3%		51.3%		51.3%
Total current assets	Rs.	7,569	Rs.	8,778	Rs.	6,925
Total non-current assets		2,460		892		732
Total assets	Rs.	10,029	Rs.	9,670	Rs.	7,657
Equity	Rs.	7,944	Rs.	6,088	Rs.	4,931
Total current liabilities		2,085		3,582		2,726
Total equity and liabilities	Rs.	10,029	Rs.	9,670	Rs.	7,657
Revenues	Rs.	9,867	Rs.	9,017	Rs.	7,679
Expenses		8,480		8,117		6,554
Profit for the year	Rs.	1,387	Rs.	900	Rs.	1,125
Company’s share of profits for the year	Rs.	712	Rs.	461	Rs.	577
Carrying value of the Company’s investment (1)	Rs.	4,259	Rs.	3,307	Rs.	2,714
Translation adjustment arising out of translation of foreign currency balances	Rs.	678	Rs.	438	Rs.	306

(1)	Includes Rs.181 representing the goodwill on acquisition of investment.
160

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

1
5
. Investment in equity accounted investees (continued)

During the year ended March 31 2020, the Company recognized an amount of Rs.392, representing its
s
hare of dividend declared by the equity accounted investee, Reddy Kunshan. The amount of dividend is adjusted against the carrying amount of investment in the consolidated statement of financial position.

Details of the Company’s investment in DRES Energy Private Limited:

	As of/for the Year Ended March 31,
	2022		2021		2020
Carrying value of the Company’s investment	Rs.	59	Rs.	68	Rs.	49
Company’s share of (l oss)/ profit for the year		(9)		19		(16)

1
6
. Trade and other payables

Trade and other payables consist of the following:

	As of March 31,
	2022		2021
Trade payables	Rs.	15,971	Rs.	12,696
Due to creditors for expenses		6,691		5,413
Due to capital creditors		2,910		5,635
	Rs.	25,572	Rs.	23,744

For details regarding the Company’s exposure to currency and liquidity risks, see Note 3
1
 of these consolidated financial statements under “Liquidity risk”.

1
7
. Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by parent company and certain of
its subsidiaries in Russia, Brazil, Mexico, Ukraine and Switzerland which are repayable within

12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of March 31,
	2022		2021
Pre-shipment credit	Rs.	18,211	Rs.	10,300
Other working capital borrowings		8,871		12,836
	Rs.	27,082	Rs.	23,136

The interest rate profile of short-term borrowings from banks is given below:

As of March 31,
	2022		2021
	Currency (1)	Interest Rate (2)	Currency (1)	Interest Rate (2)
Pre-shipment credit	INR	3 Months T-bill – 5 bps	INR	3 Months T-bill + 30 bps
	INR	3 Months T-bill	INR	5.75%
	INR	3 Months T-bill + 25 bps	INR	-
Other working capital borrowings	U.S. $	1 Months LIBOR+ 80 bps	U.S .$	(2.2)% to (1.8)%
	RUB	8.88%	RUB	3.00% to 3.40% and 5.55%
	MXN	TIIE + 1.15%	MXN	TIIE + 1.20%
	INR	4.00%	INR	4.00%
	BRL	CDI + 1.79%	BRL	4.00%
	UAH	13.00%	UAH	4.75%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “UAH” means Ukrainian hryvnia.
(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means India Treasury bill and “CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

17. Loans and borrowings (continued)

Long-term borrowings

Long-term borrowings consist of the following:

	As of March 31, 2022				As of March 31, 2021
	Non-current		Current		Non-current		Current
Non-convertible debentures by the APSL subsidiary (1)		3,800		-		3,800		-
Obligations under leases		1,946		1,017		2,499		864
	Rs.	5,746	Rs.	1,017	Rs.	6,299	Rs.	864

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

During the year ended March 31, 2021, the APSL subsidiary issued non-convertible debentures for Rs.3,800. The aforesaid non-convertible debentures are repayable at par after 3 years following the date of issue
.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of March 31, 2022 and 2021 were as follows:

	As of March 31,
	2022		2021
	Currency (1)	Interest Rate	Currency (1)	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

(1)	“INR” means Indian rupees.

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2022 were as follows:

Maturing in	Non- convertible debentures		Obligations under leases		Total
Less than 1 year	Rs.	-	Rs.	1,017	Rs.	1,017
1-2 years		3,800		868		4,668
2-3 years		-		809		809
3-4 years		-		155		155
4-5 years		-		65		65
Thereafter		-		49		49
	Rs.	3,800	Rs.	2,963	Rs.	6,763

The aggregate maturities of long-term loans and borrowings, based on contractual maturities, as of March 31, 2021 were as follows:

Maturing in	Non- convertible debentures		Obligations under leases		Total
Less than 1 year	Rs.	-	Rs.	864	Rs.	864
1-2 years		-		802		802
2-3 years		3,800		745		4,545
3-4 years		-		734		734
4-5 years		-		118		118
Thereafter		-		100		100
	Rs.	3,800	Rs.	3,363	Rs.	7,163

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.39,989 and Rs.38,766 as of March 31, 2022 and 2021, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

17. Loans and borrowings (continued)

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2022:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	7,163	Rs.	23,136	Rs.	30,299
Recognition of right-of-use liability during the year		327		-		327
Payment of principal portion of lease liabilities		(785)		-		(785)
Borrowings made during the year		-		51,518		51,518
Borrowings repaid during the year		-		(47,998)		(47,998)
Effect of changes in foreign exchange rates		58		426		484
Closing balance	Rs.	6,763	Rs.	27,082	Rs.	33,845

Reconciliation of liabilities arising from financing activities during the year ended March 31, 2021:

Particulars	Long-term borrowings (1)		Short-term borrowings		Total
Opening balance	Rs.	5,570	Rs.	16,441	Rs.	22,011
Recognition of right-of-use liability during the year		2,393		-		2,393
Payment of principal portion of lease liabilities		(754)		-		(754)
Borrowings made during the year		3,800		44,469		48,269
Borrowings repaid during the year		(3,743)		(37,678)		(41,421)
Effect of changes in foreign exchange rates		(103)		(96)		(199)
Closing balance	Rs.	7,163	Rs.	23,136	Rs.	30,299

(1)	Includes current portion.

1
8
. Provisions

The details of changes in provisions during the year ended March 31, 2022 are as follows:

Particulars	Refund Liability (1)		Environmental liability (2)		Legal and others (3)		Total
Balance as at beginning of the year	Rs.	2,824	Rs.	58	Rs.	611	Rs.	3,493
Provision made during the year, net of reversals		4,406		-		64		4,470
Provision used during the year		(3,699)		-		-		(3,699)
Effect of changes in foreign exchange rates		52		(1)		-		51
Balance as at end of the year	Rs.	3,583	Rs.	57	Rs.	675	Rs.	4,315
Current	Rs.	3,583	Rs.	-	Rs.	675	Rs.	4,258
Non-current		-		57		-		57
	Rs.	3,583	Rs.	57	Rs.	675	Rs.	4,315

(1)
Refund liability is accounted for by recording a provision based on the Company’s estimate of expected sales returns. See Note 3.m of these consolidated financial statements for the Company’s accounting policy on refund liability.

(2)	As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of Rs.39 (carrying value Rs.57). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the consolidated statements of financial position.

(3)	Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer to Note 3
2
 (Contingencies) of these consolidated financial statements under “Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority
and

Litigation relating to Cardiovascular and Anti-diabetic formulations” for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

1
9
. Other liabilities

Other liabilities consist of the following:

	As of March 31,
	2022		2021
Current
Accrued expenses	Rs.	20,055	Rs.	17,821
Employee benefits payable		5,662		5,607
Statutory dues payable		3,675		2,968
Deferred revenue (1)		1,235		1,052
Advance from customers		1,341		981
Others		2,024		2,059
	Rs.	33,992	Rs.	30,488
Non-current
Deferred revenue (1)	Rs.	1,597	Rs.	1,531
Others		825		812
	Rs.	2,422	Rs.	2,343

(1)	Refer to Note 22 for details of deferred revenue.

20
. Share Capital

	For the Year Ended March 31, 2022				For the Year Ended March 31, 2021
	Number	Amount			Number	Amount
Authorized share capital	240,000,000	Rs.	1,200		240,000,000	Rs.	1,200
Fully paid up share capital
Opening number of equity shares/share capital	166,301,231	Rs.	832		166,172,082	Rs.	831
Add: Equity shares issued pursuant to employee stock option plan (1)	124,618		-	*	129,149		1
Closing number of equity shares/share capital	166,425,849	Rs.	832		166,301,231	Rs.	832
Treasury shares (2)	468,471	Rs.	1,601		575,201	Rs.	1,967

*	Rounded to the nearest million.

(1)	During the years ended March 31, 2022 and 2021, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607, Rs.2,814 or Rs. 3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to

“share premium” in the consolidated statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended March 31, 2022 and 2021, an aggregate of 106,730 and 85,250 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814 or Rs. 3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the consolidated statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of March 31, 2022 and 2021, the ESOS Trust had outstanding 468,471 and 575,201 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,601 and Rs.1,967, respectively. Refer to Note 2
8
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

2
0
. Share Capital (continued)

Final dividends on equity shares (including dividend tax on distribution of such dividends, if any) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. The details of dividends paid by the Company are as follows:

	For the Year Ended March 31,
	2022		2021		2020
Dividend per share (in absolute Rs.)	Rs.	25	Rs.	25	Rs.	20
Dividend distribution tax on the dividend paid		-		-		602
Dividend paid during the year		4,146		4,147		3,314

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 19, 2022, the Board proposed a dividend of Rs.30 per share and aggregating to Rs.4,993, which is subject to the approval of the Company’s shareholders.

2
1
. Earnings per share

The calculation of basic and diluted earnings per share for the years ended March 31, 2022, 2021 and 2020 was based on the profit attributable to equity shareholders of the Company, being Rs.23,568, Rs.17,238 and Rs. 19,498, respectively.

The weighted average number of equity shares outstanding, used for calculating the basic earnings per share, are as follows:

	For the Year Ended March 31,
	2022		2021		2020
Number of equity shares at the beginning of the year (excluding treasury shares)		165,726,030		165,776,132		165,847,972
Effect of treasury shares held during the year		-		(56,014)		(154,020)
Effect of equity shares issued on exercise of stock options		156,667		124,222		64,432
Weighted average number of equity shares – Basic		165,882,697		165,844,340		165,758,384
Earnings per share of par value Rs.5 – Basic	Rs.	142.08	Rs.	103.94	Rs.	117.63

The weighted average number of equity shares outstanding, used for calculating the diluted earnings per share, are as follows:

	For the Year Ended March 31,
	2022		2021		2020
Weighted average number of equity shares – Basic		165,882,697		165,844,340		165,758,384
Dilutive effect of stock options outstanding (1)		455,937		471,701		323,601
Weighted average number of equity shares – Diluted		166,338,634		166,316,041		166,081,985
Earnings per share of par value Rs.5 – Diluted	Rs.	141.69	Rs.	103.65	Rs.	117.40

(1)	As of March 31, 2022, 2021 and 2020, 13,284, 235,460 and 475,575 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
2
. Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

	For the Year Ended March 31,
	2022		2021		2020
Sales	Rs.	205,144	Rs.	184,202	Rs.	163,574
Service income		4,380		4,105		2,409
License fees (1)		4,867		1,415		8,617
	Rs.	214,391	Rs.	189,722	Rs.	174,600

(1)	During the year ended March 31, 2022, the Company entered into the following agreements :
•
An agreement with Alium JSC for the sale of the Company’s territorial rights relating to two of its anti-bacterial brands (Ciprolet® and Levolet®) in Russia and certain countries of the former Soviet Union. The consideration for the arrangement is Rs.1,971 and the Company recognized revenue of Rs.1,774 for the performance obligations relating to the milestones met. This transaction pertains to the Company’s Global Generics segment.

•
An agreement with Mankind Pharma Limited towards the sale of two of the Company's brands (Daffy bar and Combihale) in India
,

which formed part of the Company’s Global Generics segment. License fees includes an amount of  Rs.390 towards the aforesaid sales transaction.

•
A definitive agreement with BioDelivery Sciences International, Inc. (“BDSI”), pursuant to which the Company sold its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BDSI.  Under the terms of agreement, the Company was entitled to receive U.S.$6 up front at the closing
,
 U.S.$9 one year from the closing
,
event based milestone payments upon achievement of certain regulatory approvals; sales-based milestone payments; and quarterly earn-out payments based on a percentage (which varies based on sales volumes) of net sales of the product in the territory.
T
he Company recognized an amount of Rs.1,084 as a licensee fee from this transaction.
This transaction pertains to the Company’s Proprietary Products segment.

During the year ended March 31, 2020, the Company entered into a definitive agreement with Upsher-Smith Laboratories, LLC for the sale of its U.S. and select territory rights for ZEMBRACE
®
SYMTOUCH
®
(sumatriptan injection) 3 mg and TOSYMRA
®
(sumatriptan nasal spray) 10 mg (formerly referred to as “DFN-02”), which formed part of its Proprietary Products segment. License fees includes an amount of Rs.7,486 towards the aforesaid sale transaction.

R
evenues by segments:

	For the Year Ended March 31,
Segment	2022		2021		2020
Global Generics	Rs.	179,170	Rs.	154,404	Rs.	138,123
PSAI		30,740		31,982		25,747
Proprietary products		1,611		523		7,949
Others		2,870		2,813		2,781
	Rs.	214,391	Rs.	189,722	Rs.	174,600

R
evenues within the Global Generics segment:

R
evenues by therapeutic areas in the Company’s Global Generics segment is given below:

	For the Year Ended March 31,
	2022		2021		2020
Nervous System	Rs.	26,159	Rs.	29,040	Rs.	26,825
Gastrointestinal		23,386		21,132		19,394
Anti-Infective		22,526		12,906		9,402
Pain Management		18,437		15,531		13,808
Oncology		17,051		16,842		18,245
Respiratory		15,085		11,089		10,433
Cardiovascular		14,856		15,460		14,729
Hematology		11,737		4,959		4,725
Dermatology		6,797		5,240		3,255
Nutraceutical s		4,530		4,059		3,441
Others		18,606		18,146		13,866
Total	Rs.	179,170	Rs.	154,404	Rs.	138,123

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
2
. Revenue from contracts with customers and trade receivables (continued)

R
evenues within the PSAI segment:

R
evenues by therapeutic areas in the Company’s PSAI segment is given below:

	For the Year Ended March 31,
	2022		2021		2020
Cardiovascular	Rs.	7,729	Rs.	9,834	Rs.	8,567
Anti-Infective		5,450		4,126		2,264
Pain Management		4,513		4,657		5,073
Nervous System		3,017		2,704		2,797
Oncology		2,526		2,385		1,798
Gastrointestinal		982		1,098		705
Genitourinary		705		825		441
Respiratory		676		1,317		789
Diabetology		544		350		168
Dermatology		498		768		1,370
Others		4,100		3,918		1,775
Total	Rs.	30,740	Rs.	31,982	Rs.	25,747

R
evenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the Year Ended March 31,
Country	2022		2021		2020
India	Rs.	43,986	Rs.	36,252	Rs.	32,089
United States		80,564		76,702		76,028
Russia		20,879		15,816		16,900
Others (1)		68,962		60,952		49,583
	Rs.	214,391	Rs.	189,722	Rs.	174,600

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

Information about major customers

Revenues from two customers of the Company's Global Generics segment were Rs.20,596 and Rs.10,339, representing approximately 10% and 5%, respectively, of the Company’s total revenues for the year ended March 31, 2022.

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

D
eferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended
March 31, 2022 and 2021.

	For the Year Ended March 31,
	2022		2021
Balance as of April 1	Rs.	2,583	Rs.	3,198
Revenue recognized during the year		(1,961)		(1,089)
Milestone payment received during the year		2,210		474
Balance as of March 31	Rs.	2,832	Rs.	2,583
Current		1,235		1,052
Non-current		1,597		1,531

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
2
. Revenue from contracts with customers and trade receivables (continued)

S
ignificant gross to net adjustments relating to Company’s North America Generics business (amounts in U.S.$ millions)

A roll-forward for each major accrual for the Company’s North America Generics business for the fiscal years ended March 31, 2020, 2021 and 2022 is as follows:

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability (3)
	(All amounts in U.S.$ millions)
Beginning Balance: April 1, 2019	128	92	11	30
Current provisions relating to sales during the year	1,468	319	20	21
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,440)	(331)	(20)	(27)
Ending Balance: March 31, 2020	156	80	11	24

Beginning Balance: April 1, 2020	156	80	11	24
Current provisions relating to sales during the year (1)	1,702	245	21	15
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,656)	(247)	(19)	(20)
Ending Balance: March 31, 2021	202	78	13	19

Beginning Balance: April 1, 2021	202	78	13	19
Current provisions relating to sales during the year (2)	1,897	235	23	25
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,836)	(219)	(23)	(20)
Ending Balance: March 31, 2022	263	94	13	24

*	Currently, the Company does not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.
1 t
o 1.
4
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

(2)
Chargebacks provisions and payments for the year ended March 31, 2022 were each higher as compared to the year ended March 31, 2021, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company products, which were partially off-set due to a lower pricing rates per unit for chargebacks. Such lower pricing rates were primarily on account of a reduction in the invoice price to wholesalers for certain of the Company products The rebates provisions and payments for the year ended March 31, 2022 were each lower as compared to the year ended March 31, 2021, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company products.

(3)
The Company’s overall refund liability as of March 31, 2022 relating to the Company North America Generics business was U.S.$24
,
  as compared to a liability of U.S.$19 as of March 31, 2021. This increase in liability was primarily attributable to certain product mix changes and recent trends in actual sales returns for the year ended March 31, 2022, as compared to the year ended March 31, 2021.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

22. Revenue from contracts with customers and trade receivables (continued)

R
efund liabilities:

	For the Year Ended March 31,
	2022		2021
Balance at the beginning of the year	Rs.	2,824	Rs.	3,252
Provision made during the year, net of reversals		4,406		2,934
Provision used during the year		(3,699)		(3,309)
Effect of changes in foreign exchange rates		52		(53)
Balance at the closing of the year	Rs.	3,583	Rs.	2,824
Current	Rs.	3,583	Rs.	2,824
Non-current		-		-

C
ontract asset:

As mentioned in the accounting policies for refund liability set forth in Note 3.
m
. of these consolidated financial statements, the Company recognizes an asset (i.e., the right to the returned goods), for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As of March 31, 2022 and 2021, the Company had Rs.43 and Rs.37, respectively, as contract assets representing the right to returned goods.

C
ontract liabilities
:

		As of March 31,
		2022		2021
Advance from customers	Rs.	1,341	Rs.	981
	Rs.	1,341	Rs.	981

2
3
. Other income, net

Other income, net consists of the following:

	For the Year Ended March 31,
	2022		2021		2020
Loss/(gain) on sale/disposal of non-current assets, net (1)	Rs.	(1,119)	Rs.	42	Rs.	10
Sale of spent chemicals		(348)		(270)		(306)
Scrap sales		(206)		(142)		(167)
Miscellaneous income, net (2)		(1,088)		(612)		(3,827)
	Rs.	(2,761)	Rs.	(982)	Rs.	(4,290)

(1)
During the year ended March 31, 2022, the Company entered into a definitive agreement with Citius Pharmaceuticals, Inc. ("Citius") for the sale of all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox) to Citius. The Company received Rs. 2,951 (U.S.$40) as an up front amount upon the closing of the transaction. Further, the Company is entitled to additional payments on achievement of milestones of up to U.S.$40 upon the CTCL (cutaneous Tcell lymphoma) indication regulatory approval, up to U.S.$70 in milestone payments upon additional indication regulatory approvals, and certain sales-based milestones and tiered earn-out payments.  Consequently, an amount of Rs.1,064, representing the excess of sale consideration over the carrying cost, has been recognized as gain on sale of intangible assets.  The transaction pertains to the
Company
’s
Proprietary Products segment.

(2)	Miscellaneous income, net for the year ended March 31, 2020 includes Rs.3,457 received from Celgene pursuant to a settlement agreement entered into in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID® brand capsules (Lenalidomide) pending before Health Canada.

2
4
. Finance income, net

Finance income, net consists of the following:

	For the Year Ended March 31,
	2022		2021			2020
Interest income	Rs.	965	Rs.	826		Rs.	888
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		277		557			929
Foreign exchange gain, net		1,835		1,240			639
Miscellaneous income, net		-		-	*		5
Finance income (A)	Rs.	3,077	Rs.	2,623		Rs.	2,461
Interest expense	Rs.	(958)	Rs.	(970)		Rs.	(983)
Finance expense (B)	Rs.	(958)	Rs.	(970)		Rs.	(983)
Finance income, net [(A)+(B)]	Rs.	2,119	Rs.	1,653		Rs.	1,478

* Rounded to the nearest million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
5
. Income taxes

a. Income tax expense/(benefit) recognized in the consolidated income statement

Income tax expense/(benefit) recognized in the consolidated income statement consists of the following:

	For the Year Ended March 31,
	2022		2021		2020
Current taxes
Domestic	Rs.	4,180	Rs.	5,849	Rs.	5,157
Foreign		2,231		2,323		1,459
	Rs.	6,411	Rs.	8,172	Rs.	6,616
Deferred taxes
Domestic	Rs.	2,165	Rs.	2,736	Rs.	(6,580)
Foreign		154		(1,733)		(1,502)
	Rs.	2,319	Rs.	1,003	Rs.	(8,082)
Tax expense/(benefit), net	Rs.	8,730	Rs.	9,175	Rs.	(1,466)

b. Income tax expense/(benefit) recognized directly in equity

Income tax expense/(benefit) recognized directly in equity consists of the following:

	For the Year Ended March 31,
	2022		2021		2020
Tax effect on changes in fair value of other investments	Rs.	(293)	Rs.	293	Rs.	-
Tax effect on effective portion of change in fair value of cash flow hedges		288		319		(232)
Tax effect on actuarial gains/losses on defined benefit obligations		(12)		(73)		22
	Rs.	(17)	Rs.	539	Rs.	(210)

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company’s effective tax rates for the years ended March 31, 2022, 2021 and 2020:

	For the Year Ended March 31,
	2022		2021		2020
Profit before income taxes	Rs.	32,298	Rs.	26,413	Rs.	18,032
Enacted tax rate in India		34.94%		34.94%		34.94%
Computed expected tax expense	Rs.	11,285	Rs.	9,229	Rs.	6,301
Effect of:
Differences between Indian and foreign tax rates	Rs.	(427)	Rs.	810	Rs.	3,385
Unrecognized deferred tax assets/(recognition of previously unrecognized deferred tax assets, net)		97		1,220		(6,478)
Expenses not deductible for tax purposes		208		230		155
Income exempt from income taxes		(1,619)		(1,807)		(1,029)
Foreign exchange differences		(55)		(18)		(64)
Incremental deduction allowed for research and development costs (1)		-		-		(1,241)
Tax expense on distributed/undistributed earnings of subsidiary outside India		(220)		-		254
Income from sale of capital assets		(305)		-		(2,620)
Effect of change in tax rate		-		(333)		(37)
Others		(234)		(156)		(92)
Income tax expense/(benefit)	Rs.	8,730	Rs.	9,175	Rs.	(1,466)
Effective tax rate		27%		35%		(8)%

(1)	India’s Finance Act, 2016 incorporated an amendment that reduces the weighted deduction on eligible research and development expenditure in a phased manner from 200% to 150% commencing from April 1, 2017 and from 150% to 100% effective April 1, 2020.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
5
. Income taxes (continued)

The Company’s effective tax rate for the year ended March 31, 2022 was lower as compared to the year ended March 31, 2021 primarily on account of
:

•
lower profit base during the year ended March 31, 202
1
on account of impairment losses
,

a permanent difference resulting in a higher tax rate.

After adjusting these impairment losses, the adjusted effective tax rate stands at 26.5% for the year ended March 31, 2021; and

•
inclusion of income from sale of capital assets, which is taxable at a rate lower than the enacted tax rate for the year ended March 31, 2022. Consequently, effective tax rate
for the year ended March 31, 2022 was approximately lower by 1% on account of income from the sale of capital assets.

The balance impact is on account of changes in the Company’s jurisdictional mix of earnings (i.e., decrease in the proportion of the Company profits from lower tax jurisdictions and increase in proportion of the Company profits from higher tax jurisdictions).

d. Unrecognized deferred tax assets

The details of unrecognized deferred tax assets are summarized below:

	As of March 31,
	2022		2021
Deductible temporary differences, net	Rs.	538	Rs.	738
Operating tax loss carry-forward		4,590		4,742
	Rs.	5,128	Rs.	5,480

During the year ended March 31, 2022, the Company recognized deferred tax assets on certain

operating tax losses
primaril
y

pertaining

to Dr. Reddy’s Laboratories SA, Switzerland
,
as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilized.

Deferred income tax
liability is
 not provided on undistributed earnings of Rs.18,471 and Rs. 19,543 as of March 31, 2022 and 2021, respectively of subsidiaries, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

e. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	As of March 31,
	2022		2021
Deferred tax assets/(liabilities):
Inventory	Rs.	3,197	Rs.	3,997
Minimum Alternate Tax*		3,929		4,748
Trade and other receivables**		710		569
Operating/other tax loss carry-forward		2,053		2,593
Other current assets and other current liabilities, net		1,546		1,404
Property, plant and equipment		(3,300)		(2,547)
Other intangible assets		34		(283)
Others		(25)		(189)
Net deferred tax assets	Rs.	8,144	Rs.	10,292

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

**
The final regulations addressing changes in income recognition rules under Treas. Reg. sections 1.451-3 and 1.451-8 were published on January 6, 2021, and are effective for tax years beginning on or after January 1, 2021.  The final regulations which are mandatory for tax years beginning after December 31, 2020, are consistent with the Internal Revenue Service’s (IRS) position and therefore create the need for the Company to change its current accounting method used for chargebacks to align with the final regulations.   As a consequence, of the new regulations, Dr. Reddy’s Laboratories Inc. U.S.A. has created a deferred tax asset and deferred tax liability in the financial statements reported for the year ending March 31, 2022.

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

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2023 through 2040.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
5
. Income taxes (continued)

f. Movement in deferred tax assets and liabilities during the years ended March 31, 2022 and 2021
.

	As of March 31, 2021		Recognized in income statement		Recognized in equity		As of March 31, 2022
Deferred tax assets/(liabilities):
Inventory	Rs.	3,997	Rs.	(800)	Rs.	-	Rs.	3,197
Minimum Alternate Tax		4,748		(819)		-		3,929
Trade and other receivables		569		141		-		710
Operating/other tax loss carry-forward		2,593		(540)		-		2,053
Other current assets and other current liabilities, net		1,404		142		-		1,546
Property, plant and equipment		(2,548)		(752)		-		(3,300)
Other intangible assets		(283)		317		-		34
Others		(188)		146		17		(25)
Net deferred tax assets	Rs.	10,292	Rs.	(2,165)	Rs.	17	Rs.	8,144

The details of movement in deferred tax assets and liabilities are summarized below:

	As of March 31, 2020		Recognized in income statement		Recognized in equity		As of March 31, 2021
Deferred tax assets/(liabilities):
Inventory	Rs.	3,216	Rs.	781	Rs.	-	Rs.	3,997
Minimum Alternate Tax		6,246		(1,498)		-		4,748
Trade and other receivables		369		200		-		569
Operating/other tax loss carry-forward		3,399		(806)		-		2,593
Other current assets and other current liabilities, net		1,448		(44)		-		1,404
Property, plant and equipment		(2,361)		(187)		-		(2,548)
Other intangible assets		(477)		194		-		(283)
Others		99		252		(539)		(188)
Net deferred tax assets	Rs.	11,939	Rs.	(1,108)	Rs.	(539)	Rs.	10,292

The amounts recognized in the consolidated income statement for the years ended March 31, 2022 and 2021 include Rs.154 and Rs. (105), respectively, which represent exchange differences arising due to foreign currency translations.

g. Uncertain tax positions

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is Rs.2,726, and accordingly, no provision is made in these consolidated financial statements as of March 31, 2022.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico's Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.918 (MXN 241) and profit share impact is Rs.95 (MXN 25). The Company filed administrative appeals with the SAT by challenging these disallowances and, during February and March 2017, the Company received orders of the SAT confirming these disallowances by dismissing its administrative appeals. The Company disagrees with the SAT’s disallowances and filed an appeal with the Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) in March and April 2017. The Company believes that it is more likely than not that it would prevail over the SAT in this litigation. Accordingly, no provision has been made in these consolidated financial statements as of March 31, 2022.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
6
 Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the years ended March 31, 2022, 2021 and 2020:

	For the Year Ended March 31,
Employee benefits	2022		2021		2020
Cost of revenues	Rs.	11,594	Rs.	11,529	Rs.	10,643
Selling, general and administrative expenses		22,486		20,052		18,658
Research and development expenses		4,778		4,718		4,501
	Rs.	38,858	Rs.	36,299	Rs.	33,802

	For the Year Ended March 31,
Depreciation	2022		2021		2020
Cost of revenues	Rs.	5,627	Rs.	6,061	Rs.	6,366
Selling, general and administrative expenses		1,476		1,491		1,294
Research and development expenses		1,049		975		980
	Rs.	8,152	Rs.	8,527	Rs.	8,640

	For the Year Ended March 31,
Amortization	2022		2021		2020
Cost of revenues	Rs.	-	Rs.	-	Rs.	175
Selling, general and administrative expenses		3,651		4,171		3,547
Research and development expenses		21		98		110
	Rs.	3,672	Rs.	4,269	Rs.	3,832

In addition, for details relating to costs of material consumed, refer to Note 10 of these consolidated financial statements.

2
7
. Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2022, 2021 and 2020 amounted to Rs.38,858, Rs. 36,299 and Rs. 33,802, respectively.

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

The components of gratuity cost recognized in the income statement for the years ended March 31, 2022, 2021 and 2020 consist of the following:

	For the Year Ended March 31,
	2022		2021		2020
Current service cost	Rs.	328	Rs.	281	Rs.	276
Interest on defined benefit liability		33		8		(4)
Gratuity cost recognized in income statement	Rs.	361	Rs.	289	Rs.	272

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2022		2021
Present value of funded obligations	Rs.	2,894	Rs.	2,628
Fair value of plan assets		(2,350)		(1,997)
Net defined benefit liability recognized	Rs.	544	Rs.	631

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
7
. Employee benefits (continued)

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2022		2021
Defined benefit obligations at the beginning of the year	Rs.	2,628	Rs.	2,349
Current service cost		328		281
Interest on defined obligations		144		140
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		7		153
Actuarial loss/(gain) due to demographic assumptions		24		(26)
Actuarial loss/(gain) due to experience changes		60		51
Benefits paid		(293)		(345)
Liabilities (transferred) / assumed (1)		(4)		25
Defined benefit obligations at the end of the year	Rs.	2,894	Rs.	2,628

(1)	Liabilities assumed/transferred :

During the year ended March 31, 2022
,
Rs.(4) represents
the
transfer of liabilities on account of
 the
transfer
o
f employees between the parent company and its subsidiaries.

During the year ended March 31, 2021
,
Rs.25 is comprised of:
a)	Rs.70 increase in liabilities on account of the acquisition of employees pursuant to the Business Transfer Agreement with Wockhardt Limited. Refer to Note 6 of these consolidated financial statements for further details.
b)	Rs.45 transfer of liabilities on account of a restructuring of the pharmaceutical services business between the parent company and its subsidiary.

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2022		2021
Fair value of plan assets at the beginning of the year	Rs.	1,997	Rs.	2,160
Employer contributions		496		25
Interest on plan assets		111		132
Re-measurements due to:
Return on plan assets excluding interest on plan assets		43		(1)
Benefits paid		(293)		(345)
Assets (transferred) / acquired (1)		(4)		26
Plan assets at the end of the year	Rs.	2,350	Rs.	1,997

(1)	Assets acquired/transferred :

During the year ended March 31, 2022
,
 Rs.(4) represents
 the
transfer of plan asset
s
on account of
the
transfer
o
f employees between the parent company and its subsidiaries.

During the year ended March 31, 2021 Rs. 26
is
comprised of
:
a)	Rs.70 increase in assets on account of the acquisition of employees pursuant to the Business Transfer Agreement with Wockhardt Limited. Refer to Note 6 of these consolidated financial statements for further details.
b)	Rs.44 transfer of assets on account of a restructuring of the pharmaceutical services business between the parent company and its subsidiary.

Sensitivity Analysis:

	As of March 31, 2022
Defined benefit obligation without effect of projected salary growth	Rs.	1,904
Add: Effect of salary growth		990
Defined benefit obligation with projected salary growth		2,894
Defined benefit obligation, using discount rate minus 50 basis points		2,978
Defined benefit obligation, using discount rate plus 50 basis points		2,815
Defined benefit obligation, using salary growth rate plus 50 basis points		2,976
Defined benefit obligation, using salary growth rate minus 50 basis points		2,816

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
7
. Employee benefits (continued)

Summary of the actuarial assumptions:
The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

	For the Year Ended March 31,
	2022	2021	2020
Discount rate	6.45%	6.00%	6.65%
Rate of compensation increase	8.50%	8.00%	7.50%

Disaggregation of plan assets:
The Gratuity Plan’s weighted-average asset allocation as of March 31, 2022 and 2021, by asset category, was as follows:

	As of March 31,
	202 2	202 1
Funds managed by insurers	100%	100%
Others	-	-

The expected future cash flows in respect of gratuity as of March 31, 2022 were as follows:

Expected contribution	Amount
During the year ended March 31, 2023 (estimated)	Rs.229

Expected future benefit payments
March 31, 2023	481
March 31, 2024	409
March 31, 2025	398
March 31, 2026	372
March 31, 2027	346
Thereafter	2,437

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

The components of net pension cost recognized in the income statement for the years ended March 31, 2022, 2021 and 2020 consist of the following:

	For the Year Ended March 31,
	2022		2021		2020
Current service cost	Rs.	16	Rs.	13	Rs.	11
Interest on defined benefit liability		10		8		16
Total cost recognized in income statement	Rs.	26	Rs.	21	Rs.	27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
7
. Employee benefits (continued)

Details of the employee benefits obligations and plan assets are provided below:

	As of March 31,
	2022		2021
Present value of funded obligations	Rs.	271	Rs.	307
Fair value of plan assets		(215)		(169)
Net defined benefit liability recognized	Rs.	56	Rs.	138

Details of changes in the present value of defined benefit obligations are as follows:

	As of March 31,
	2022		2021
Defined benefit obligations at the beginning of the year	Rs.	307	Rs.	234
Current service cost		16		13
Interest on defined obligations		24		21
Re-measurements due to:
Actuarial loss/(gain) due to change in financial assumptions		(40)		24
Actuarial loss/(gain) due to experience changes		3		19
Benefits paid		(58)		(32)
Foreign exchanges differences		19		28
Defined benefit obligations at the end of the year	Rs.	271	Rs.	307

Details of changes in the fair value of plan assets are as follows:

	As of March 31,
	2022		2021
Fair value of plan assets at the beginning of the year	Rs.	169	Rs.	128
Employer contributions		84		32
Interest on plan assets		15		13
Re-measurements due to:
Return on plan assets excluding interest on plan assets		(6)		12
Benefits paid		(58)		(32)
Foreign exchanges differences		11		16
Plan assets at the end of the year	Rs.	215	Rs.	169

Sensitivity Analysis:

	As of March 31, 2022
Defined benefit obligation without effect of projected salary growth	Rs.	185
Add: Effect of salary growth		86
Defined benefit obligation with projected salary growth		271
Defined benefit obligation, using discount rate minus 50 basis points		283
Defined benefit obligation, using discount rate plus 50 basis points		260
Defined benefit obligation, using salary growth rate plus 50 basis points		284
Defined benefit obligation, using salary growth rate minus 50 basis points		271

Summary of the actuarial assumptions:
The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

The assumptions used to determine benefit obligations:
	For the Year Ended March 31,
	2022	2021	2020
Discount rate	9.25%	7.75%	8.75%
Rate of compensation increase	4.50%	4.50%	4.50%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
7
. Employee benefits (continued)

Disaggregation of plan assets:
The Falcon pension plan’s weighted-average asset allocation as of March 31, 2022 and 2021, by asset category, was as follows:

	As of March 31,
	2022	2021
Funds managed by insurers	50%	51%
Others	50%	49%

The expected future cash flows in respect of post-employment benefit plans in Mexico as of March 31, 2022 were as follows:

Expected contribution	Amount
During the year ended March 31, 2023 (estimated)	Rs.	38

Expected future benefit payments
March 31, 202 3		3
March 31, 202 4		4
March 31, 202 5		8
March 31, 202 6		14
March 31, 202 7		23
Thereafter		639

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee’s qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.1,013, Rs.906 and Rs.812 to the provident fund plan during the years ended March 31, 2022, 2021 and 2020, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by
the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.83, Rs.84 and Rs.82 to the superannuation plan during the years ended March 31, 2022, 2021 and 2020, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
7
. Employee
bene
fits (continued)

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed Rs.131, Rs.139 and Rs.177 to the 401(k) retirement savings plan during the years ended March 31, 2022, 2021 and 2020, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs.166, Rs.143 and Rs.135 to the National Insurance during the years ended March 31, 2022, 2021 and 2020, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,061 and Rs.1,130 as of March 31, 2022 and 2021, respectively.

28. Employee stock incentive plans

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

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

Category A
: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B
: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

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

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2022 and 2021 is as follows:

Category A — Fair Market Value Options:
There was no stock activity under this category during the years ended March 31, 2022 and 2021, and there were no stock options outstanding under this category as of March 31, 2022 and 2021.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
8
. Employee stock incentive plans (continued)

Category B — Par Value Options:
Stock options activity under this category during the years ended March 31, 2022 and 2021 was as set forth in the below table.

	For the Year Ended March 31, 2022
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	217,253	Rs.	5.00	Rs.	5.00	69
Granted during the year	106,870		5.00		5.00	91
Expired/forfeited during the year	(30,322)		5.00		5.00	-
Exercised during the year	(86,626)		5.00		5.00	-
Outstanding at the end of the year	207,175	Rs.	5.00	Rs.	5.00	74
Exercisable at the end of the year	21,235	Rs.	5.00	Rs.	5.00	43

	For the Year Ended March 31, 2021
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	232,837	Rs.	5.00	Rs.	5.00	69
Granted during the year	92,092		5.00		5.00	93
Expired/forfeited during the year	(35,646)		5.00		5.00	-
Exercised during the year	(72,030)		5.00		5.00	-
Outstanding at the end of the year	217,253	Rs.	5.00	Rs.	5.00	69
Exercisable at the end of the year	46,130	Rs.	5.00	Rs.	5.00	44

The weighted average grant date fair value of options granted during the years ended March 31, 2022 and 2021 was Rs.4,985 and Rs.3,677 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2022 and 2021 was Rs.4,948 and Rs.4,565 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2022 and 2021 was Rs.428 and Rs.328, respectively. As of March 31, 2022, options outstanding had an aggregate intrinsic value of Rs.889 and options exercisable had an aggregate intrinsic value of Rs.91.

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

The DRL 2007 Plan provides for option grants in two categories:

Category A
: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B
: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
8
. Employee stock incentive plans (continued)

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2022 and 2021 was as follows:

	For the Year Ended March 31, 2022
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	270,340	Rs.	1,982.00 to Rs. 3,679.00	Rs.	2,791.65	67
Granted during the year	5,144		5,301.00		5,301.00	90
Expired/forfeited during the year	(3,150)		3,679.00		3,679.00	-
Exercised during the year	(6,120)		2,607.00 to 3,679.00		3,078.55	-
Outstanding at the end of the year	266,214	Rs.	1,982.00 to Rs. 5,301.00		2,823.04	56
Exercisable at the end of the year	132,845	Rs.	1,982.00 to Rs. 3,679.00	Rs.	2,457.33	41

	For the Year Ended March 31, 2021
Category A — Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	202,760	Rs.	1,982.00 to Rs. 2,814.00	Rs.	2,353.62	72
Granted during the year	96,080		3,679.00		3,679.00	90
Expired/forfeited during the year	(13,348)		2,607.00/ 2,814.00		2,678.03	-
Exercised during the year	(15,152)		2,607.00/ 2,814.00		2,643.48	-
Outstanding at the end of the year	270,340	Rs.	1,982.00 to Rs. 3,679.00	Rs.	2,791.65	67
Exercisable at the end of the year	69,530	Rs.	1,982.00 to Rs. 2,814.00	Rs.	2,182.21	45

The weighted average grant date fair value of options granted during the years ended March 31, 2022 and 2021 was Rs.1,841 and Rs.1,255 per option, respectively. The weighted average share price
s
on the date of exercise of options during the year
s
ended March 31, 2022 and 2021

was Rs.4,967 and Rs.4,506 per share
, respectiv
ely.

The aggregate intrinsic value of options exercised during the year ended March 31, 2022 and 2021
was Rs.12
 and Rs
.28.
 As of March 31, 2022, options outstanding had an aggregate intrinsic value of Rs.392 and options exercisable had an aggregate intrinsic value of Rs.196.

	For the Year Ended March 31, 2022
Category B — Par Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	141,999	Rs.	5.00	Rs.	5.00	71
Granted during the year	55,884		5.00		5.00	90
Expired/forfeited during the year	(18,996)		5.00		5.00	-
Exercised during the year	(31,872)		5.00		5.00	-
Outstanding at the end of the year	147,015	Rs.	5.00	Rs.	5.00	68
Exercisable at the end of the year	27,929	Rs.	5.00	Rs.	5.00	40

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
8
. Employee stock incentive plans (continued)

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

The weighted average grant date fair value of options granted during the years ended March 31, 2022 and 2021 was Rs.5,235 and Rs. 3,631, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2022 and 2021 was Rs.4,975 and Rs.4,334, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2022 and 2021 was Rs.158 and Rs.182, respectively. As of March 31, 2022, options outstanding had an aggregate intrinsic value of Rs.631 and options exercisable had an aggregate intrinsic value of Rs.120.

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

As of March 31, 2022, the outstanding shares purchased from secondary market are 468,471 shares for an aggregate consideration of Rs.1,601.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
8
. Employee stock incentive plans (continued)

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2022 and 2021 was as follows:

	For the Year Ended March 31, 2022
Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	385,930	Rs.	2,607.00 to Rs. 3,679.00	Rs.	3,056.51	71
Granted during the year	8,856		4,662.70/ 5,301.00		5,289.76	90
Expired/forfeited during the year	(37,021)		2,607.00 to 5,310.00		3,157.39	-
Exercised during the year	(106,730)		2,607.00 to 3,679.00		2,938.55	-
Outstanding at the end of the year	251,035	Rs.	2,607.00 to Rs. 5,301.00	Rs.	3,170.57	64
Exercisable at the end of the year	68,130	Rs.	2,607.00 to Rs. 3,679.00	Rs.	2,859.13	47

	For the Year Ended March 31, 2021
Fair Market Value Options	Shares arising out of options	Range of exercise prices		Weighted average exercise price		Weighted average remaining useful life (months)
Outstanding at the beginning of the year	375,775	Rs.	2,607.00/ Rs. 2,814.00	Rs.	2,697.12	75
Granted during the year	150,740		3,679.00		3,679.00	90
Expired/forfeited during the year	(55,335)		2,607.00 to 3,679.00		2,904.51	-
Exercised during the year	(85,250)		2,607.00/ 2,814.00		2,671.71	-
Outstanding at the end of the year	385,930	Rs.	2,607.00 to Rs. 3,679.00	Rs.	3,056.51	71
Exercisable at the end of the year	71,225	Rs.	2,607.00/ Rs. 2,814.00	Rs.	2,665.63	51

The weighted average grant date fair value of options granted during the years ended March 31, 2022 and 2021 was Rs.1,848 and Rs.1,255 per option, respectively. The weighted average share price on the date of exercise of options during the years ended March 31, 2022 and 2021 was Rs.4,922 and Rs.4,609 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended March 31, 2022 and 2021 was Rs.212 and Rs.165, respectively. As of March 31, 2022, options outstanding had an aggregate intrinsic value of Rs.282 and options exercisable had an aggregate intrinsic value of Rs.77.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
8
. Employee stock incentive plans (continued)

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

The weighted average inputs used in computing the fair value of options granted were as follows:

			Grants made on
	January 17, 2022		October 28, 2021		October 28, 2021
Expected volatility		28.60%		29.20%		28.53%
Exercise price	Rs.	5.00	Rs.	4,663.00	Rs.	5.00
Option life		6.5 Years		5.0 Years		2.5 Years
Risk-free interest rate		6.52%		5.94%		4.86%
Expected dividends		0.54%		0.55%		0.55%
Grant date share price	Rs.	4,672.00	Rs.	4,570.00	Rs.	4,570.00

			Grants made on
	October 28, 2021		May 13, 2021		May 13, 2021
Expected volatility		29.04%		29.38%		30.02%
Exercise price	Rs.	5.00	Rs.	5,301.00	Rs.	5.00
Option life		5.0 Years		5.0 Years		2.5 Years
Risk-free interest rate		5.99%		5.70%		4.64%
Expected dividends		0.54%		0.47%		0.47%
Grant date share price	Rs.	4,570.00	Rs.	5,301.00	Rs.	5,301.00

			Grants made on
	October 27, 2020		May 19, 2020		May 19, 2020
Expected volatility		30.81%		29.12%		30.47%
Exercise price	Rs.	5.00	Rs.	3,679.00	Rs.	5.00
Option life		2.5 Years		5.0 Years		2.5 Years
Risk-free interest rate		4.36%		5.67%		4.62%
Expected dividends		0.49%		0.68%		0.68%
Grant date share price	Rs.	5,099.00	Rs.	3,700.00	Rs.	3,700.00

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

2
8
. Employee stock incentive plans (continued)

Share-based payment expense

	For the Year Ended March 31,
	2022		2021		2020
Equity settled share-based payment expense (1)	Rs.	592	Rs.	584	Rs.	521
Cash settled share-based payment expense (2)		148		157		94
	Rs.	740	Rs.	741	Rs.	615

(1)	As of March 31, 2022 and 2021, there was Rs.701 and Rs.612, respectively, of
total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.93 years and 1.95 years, respectively.

(2)	Certain of the Company’s employees are eligible for share-based payment awards that are settled in cash. These awards entitl
e the employees to a cash payment, on the exercise date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of March 31, 2022 and 2021, there was Rs.101 and Rs.126, respectively of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.82 years and 1.88 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

29
. Related parties

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

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 2
7
 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

D
R. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

29
. Related parties (continued)

The following is a summary of significant related party transactions:

	For the Year Ended March 31,
	2022		2021		2020
Catering expenses paid	Rs.	319	Rs.	301	Rs.	344
Contributions towards social development		230		232		233
Research and development services received		122		105		105
Purchase of solar power		124		127		108
Professional consultancy services paid		75		30		4
License fee		57		-		-
Civil works		52		55		101
Lease rentals paid		39		37		35
Facility management services paid		36		36		24
Sale of goods		21		22		14
Hotel expenses paid		18		8		22
Salaries to relatives of key management personnel		12		8		7
Lease rentals received		1		1		1
Research and development services provided		-		93		58
Others		-		-		-	*

* Rounded to the nearest million.

The Company had the following amounts due from related parties:

	As of March 31,
	2022		2021
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		1		72

The Company had the following amounts due to related parties:

	As of March 31,
	2022		2021
Due to related parties	Rs.	10	Rs.	93

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable year ended:

	For the Year Ended March 31,
	2022		2021		2020
Salaries and other benefits	Rs.	627	Rs.	803	Rs.	684
Contributions to defined contribution plans		30		34		34
Commission to directors		305		301		298
Share-based payments expense		214		259		165
	Rs.	1,176	Rs.	1,397	Rs.	1,181

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
0
. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of March 31, 2022 and 2021, respectively were as follows:

	As of March 31, 2022				As of March 31, 2021
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	14,852	Rs.	14,852	Rs.	14,829	Rs.	14,829
Other investments		33,181		33,181		24,702		24,702
Trade and other receivables		66,818		66,818		49,759		49,759
Derivative financial instruments		1,906		1,906		1,218		1,218
Other assets (1)		2,347		2,347		2,626		2,626
Total	Rs.	119,104	Rs.	119,104	Rs.	93,134	Rs.	93,134
Liabilities:
Trade and other payables	Rs.	25,572	Rs.	25,572	Rs.	23,744	Rs.	23,744
Derivative financial instruments		479		479		326		326
Long-term borrowings		6,763		6,763		7,163		7,163
Short-term borrowings		27,082		27,082		23,136		23,136
Bank overdraft		-		-		9		9
Other liabilities and provisions (2)		26,238		26,238		23,233		23,233
Total	Rs.	86,134	Rs.	86,134	Rs.	77,611	Rs.	77,611

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.12,449 and Rs.12,717 as of March 31, 2022 and 2021, respectively, are not included.
(2)	Other liabilities and provisions:
Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.
14,491
and Rs.13,091 as of March 31, 2022 and 2021, respectively, are not included.
Amounts as of March 31, 2021 includes contingent consideration of Rs.420 pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 6 for details).

Amounts as of March 31, 2022 includes consideration payable of Rs.84 pursuant to the Acquisition of Nimbus Health, GmbH (Refer to Note 6 for details).

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2022:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,751	Rs.	-	Rs.	-	Rs.	16,751
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		386		386
FVTPL - Financial asset - Investments in equity securities		200		-		1		201
FVTOCI - Financial asset - Investments in equity securities		999		-		-		999
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts (1)		-		1,427		-		1,427

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2021:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	13,263	Rs.	-	Rs.	-	Rs.	13,263
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		400		400
FVTPL - Financial asset - Investments in equity securities		-		-		1		1
FVTOCI - Financial asset - Investments in equity securities		4,532		-		-		4,532
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts (1)		-		892		-		892
FVTPL- Contingent consideration pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 6 for details)		-		-		420		420
186

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
0
. Financial instruments (continued)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives wh
ich are
valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs, including foreign exchange forward rates, interest rate curves and forward rate curves.

As of March 31, 2022 and 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of Rs.1,906 and Rs.479, respectively, as of March 31, 2022, as compared to derivative financial asset and derivative financial liability of Rs.1,218 and Rs.326, respectively, as of March 31, 2021, towards these derivative financial instruments.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable year ended:

	For the Year Ended March 31,
	2022		2021		2020
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	(435)	Rs.	2,619	Rs.	155
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		883		1,123		(951)
Net gain/(loss) reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		525		340		(50)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.1,284 as of March 31, 2022, as compared to a gain of Rs.401 as of March 31, 2021.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2022.

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	GBP	INR	GBP 9	Sell
	Forward contract	RUB	INR	RUB 7,171	Sell
	Forward contract	U.S.$	INR	U.S.$ 720	Sell
	Forward contract	U.S.$	MXN	U.S.$ 21	Buy
	Forward contract	ZAR	INR	ZAR 31	Sell
	Forward contract	U.S.$	RUB	U.S.$ 1	Buy
	Forward contract	U.S.$	RON	U.S.$ 12	Buy
	Forward contract	U.S.$	AUD	U.S.$ 4	Buy
	Forward contract	GBP	U.S.$	GBP 48	Buy
	Forward contract	EUR	U.S.$	EUR 47	Buy
	Forward contract	U.S.$	KZT	U.S.$ 9	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 7	Buy
	Forward contract	U.S.$	BRL	U.S.$ 3	Buy
	Forward contract	EUR	INR	EUR 2	Sell
	Forward contract	U.S.$	THB	U.S.$ 2	Buy
	Option contract	U.S.$	INR	U.S.$ 60	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	RUB	INR	RUB 9,600	Sell
	Forward contract	U.S.$	INR	U.S.$ 68	Sell
	Forward contract	ZAR	INR	ZAR 122	Sell
	Option contract	U.S.$	INR	U.S.$ 275	Sell

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
0
. Financial instruments (continued)

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2021.

Category	Instrument	Currency (1)	Cross Currency (1)	Amounts	Buy/Sell
Hedges of recognized assets and liabilities	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	CHF	INR	CHF 200	Sell
	Forward contract	GBP	INR	GBP 8	Sell
	Forward contract	RUB	INR	RUB 2,799	Sell
	Forward contract	U.S.$	INR	U.S.$ 353	Sell
	Forward contract	U.S.$	MXN	U.S.$ 10	Buy
	Forward contract	U.S.$	UAH	U.S.$ 14	Buy
	Forward contract	ZAR	INR	ZAR 111	Sell
	Forward contract	U.S.$	RUB	U.S.$ 2	Buy
	Forward contract	U.S.$	RON	U.S.$ 12	Buy
	Forward contract	U.S.$	AUD	U.S.$ 3	Buy
	Forward contract	GBP	U.S.$	GBP 48	Buy
	Forward contract	EUR	GBP	EUR 1	Sell
	Forward contract	EUR	U.S.$	EUR 16	Buy
	Forward contract	CHF	U.S.$	CHF200	Buy
	Forward contract	U.S.$	KZT	U.S.$ 4	Buy
	Forward contract	U.S.$	CLP	U.S.$ 3	Buy
	Forward contract	U.S.$	COP	U.S.$ 4	Buy
	Forward contract	U.S.$	BRL	U.S.$ 4	Buy
	Forward contract	U.S.$	KZT	U.S.$ 9	Buy
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	RUB	INR	RUB 6,850	Sell
	Option contract	U.S.$	INR	U.S.$ 645	Sell - Risk Reversal
	Forward contract	ZAR	INR	ZAR 148	Sell

(1)	“INR” means Indian rupees, “U.S.$” means United States dollars, “RON” means Romanian new leus, “GBP” means U.K. pounds sterling, “AUD” means Australian dollars, “CHF” means Swiss francs, “ZAR” means South African rands, “EUR” means Euros, “BRL” means Brazilian reals, “CLP” means Chilean pesos, “COP” means Colombian pesos, “KZT” means Kazakhstan tenges, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnias, “RUB” means Russian roubles and “THB” means Thai bahts.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
0
. Financial instruments (continued)

The table below summarizes the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

	As of March 31,
	2022		2021
Cash flows in U.S dollars
Not later than one month	Rs.	2,653	Rs.	3,656
Later than one month and not later than three months		5,305		7,311
Later than three months and not later than six months		6,139		12,063
Later than six months and not later than one year		11,824		24,126
	Rs.	25,921	Rs.	47,156
Cash flows in Russian roubles
Not later than one month	Rs.	460	Rs.	437
Later than one month and not later than three months		1,513		874
Later than three months and not later than six months		3,528		1,748
Later than six months and not later than one year		3,331		3,593
	Rs.	8,832	Rs.	6,651
Cash flows in Australian dollars
Not later than one month	Rs.	10	Rs.	46
Later than one month and not later than three months		60		92
Later than three months and not later than six months		48		139
Later than six months and not later than one year		134		277
	Rs.	252	Rs.	555
Cash flows in South African rands
Not later than one month	Rs.	41	Rs.	61
Later than one month and not later than three months		98		121
Later than three months and not later than six months		146		182
Later than six months and not later than one year		350		364
	Rs.	635	Rs.	728

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/(loss) of Rs.Nil for each of the years ended March 31, 2022, 2021 and 2020, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognized in the statement of comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognized as part of the finance costs. Accordingly the Company has recorded, as part of finance cost, a net gain of Rs.32, Rs.164 and Rs.33 for the years ended March 31, 2022, 2021 and 2020 respectively.

The Company had outstanding cross currency swap against INR borrowing of Rs.Nil and Rs.7,240 as of March 31, 2022 and 2021, respectively. The swap hedges the principal repayment of underlying INR liability and transforms it into U.S.$ principal repayment liability.

3
1
. Financial risk management

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
1
. Financial risk management (continued)

Foreign exchange risk

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias, Thai bahts, Chilean pesos, Colombian pesos and Brazilian reals. A significant portion of the Company’s revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company’s revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in Note 3
0
 to these consolidated financial statements.

In respect of the Company’s forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

•	a Rs.3,169/(2,937) increase/(decrease) in the Company’s hedging reserve and a Rs.5,378/(5,375) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2022;

•	a Rs.4,824/(4,195) increase/(decrease) in the Company’s hedging reserve and a Rs.2,658/(2,658) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2021; and

•	a Rs.1,203/(1,740) increase/(decrease) in the Company’s hedging reserve and a Rs.2,070/(1,745) increase/(decrease) in the Company’s profit from such contracts, as of March 31, 2020.

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2022:

	U.S. dollars		Euro		Russian roubles		Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	11,468	Rs.	205	Rs.	80	Rs.	87	Rs.	11,840
Other investments		26		-		-		-		26
Trade and other receivables		44,443		382		945		144		45,914
Other assets		125		19		3		17		164
Total	Rs.	56,062	Rs.	606	Rs.	1,028	Rs.	248	Rs.	57,944
Liabilities:
Trade and other payables	Rs.	6,742	Rs.	2,019	Rs.	455	Rs.	284	Rs.	9500
Long-term borrowings		1,885		29		16		52		1,982
Other liabilities and provisions		6,258		146		123		413		6,940
Total	Rs.	14,885	Rs.	2,194	Rs.	594	Rs.	749	Rs.	18,422

The following table analyzes foreign currency risk from non-derivative financial instruments as of March 31, 2021:

	U.S. dollars		Euro		Russian roubles			Others (1)		Total
Assets:
Cash and cash equivalents	Rs.	12,643	Rs.	129	Rs.	30		Rs.	92	Rs.	12,894
Other investments		24		-		-			-		24
Trade and other receivables		30,247		841		721			101		31,910
Other assets		184		20		3			16		223
Total	Rs.	43,098	Rs.	990	Rs.	754		Rs.	209	Rs.	45,051
Liabilities:
Trade and other payables	Rs.	4,207	Rs.	1,270	Rs.	-	*	Rs.	210	Rs.	5,687
Long-term borrowings		2,216		52		18			43		2,329
Short-term borrowings		3,657		-		3,717			-		7,374
Other liabilities and provisions		4,665		65		81			292		5,103
Total	Rs.	14,745	Rs.	1,387	Rs.	3,816		Rs.	545	Rs.	20,493

* Rounded to the nearest million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
1
. Financial risk management (continued)

(1)	Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese yuans (Renminbi), Canadian dollars and Ukrainian hryvnia.

For the years ended March 31, 2022 and 2021, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company’s net profit by Rs.3,952 and Rs.2,456, respectively.

Interest rate risk

As of March 31, 2022,
the Company
had loans with floating interest rates as follows: Rs.4,000 of loans carrying a floating interest rate of the 3 Months India Treasury Bill less 5 bps; Rs.13,800 of loans carrying a floating interest rate of the 3 Months India Treasury Bill; Rs.411 of loans carrying a floating interest rate of the 3 Months India Treasury Bill plus 25 bps; Rs. 1,137 of loans carrying a floating interest rate of 1 Month LIBOR + 80bps; Rs.800 of loans carrying a floating interest rate of CDI+1.79%
;
and Rs.2,017 of loans carrying a floating interest rate of TIIE+1.15%.

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

For the years ended March 31, 2022, 2021 and 2020, every 10% increase or decrease in the floating interest rate component (i.e., Indian Treasury Bill, LIBOR, CDI, and TIIE) applicable to its loans and borrowings would affect the Company’s net profit by Rs.89, Rs.37 and Rs.41, respectively.

The carrying value of the Company’s borrowings, interest component of which was designated in a cash flow hedge, was Rs.Nil as of March 31, 2022 and 2021.

The Company’s investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Note that “CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), and “LIBOR” means the London Inter-bank Offered Rate.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company’s purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company’s raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company’s active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company’s cost of revenues. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2022, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

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

3
1
. Financial risk management (continued)

Details of financial assets – not due, past due and impaired

None of the Company’s cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as of March 31, 2022. The Company’s credit period for trade and other receivables payable by its customers generally ranges from 20 - 180 days.

The aging of trade and other receivables is given below:

	As of March 31,
Particulars	2022		2021
Neither past due nor impaired	Rs.	51,505	Rs.	41,350
Past due but not impaired
Less than 365 days		15,501		8,598
More than 365 days		1,006		1,107
	Rs.	68,012	Rs.	51,055
Less : Allowance for credit losses		(1,194)		(1,296)
Total	Rs.	66,818	Rs.	49,759

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

As of March 31, 2022 and 2021, the Company had uncommitted lines of credit from banks of Rs.39,989 and Rs. 38,766, respectively.

As of March 31, 2022, the Company had working capital of Rs.87,841, including cash and cash equivalents of Rs.14,852, investments in term deposits with banks
,
 bonds
and commercial papers,

of Rs.12,562 and investments in units of mutual funds of Rs.16,751.

As of March 31, 2021, the Company had working capital of Rs.66,626 (excluding assets held for sale of Rs.151), including cash and cash equivalents of Rs.14,829, investments in term deposits with banks and bonds of Rs.6,481 and investments in units of mutual funds of Rs.13,263.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in Note 17 to these consolidated financial statements) as of March 31, 2022:

Particulars	2023		2024		2025		2026		Thereafter		Total
Trade and other payables	Rs.	25,572	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	25,572
Bank overdraft, short-term borrowings		27,082		-		-		-		-		27,082
Derivative financial instruments		479		-		-		-		-		479
Other liabilities and provisions		25,485		-		-		-		753		26,238

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings  (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company based on internal and external legal advices discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies (continued)

Launch of product (continued)

On November 11, 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior appealed the Magistrate Judge’s ruling to the District Court Judge and, on August 24, 2020, the District Court Judge denied Indivior’s appeal. The District Court did grant Indivior’s motion to bifurcate the patent claims and the antitrust claims into two separate trials. Fact discovery closed on January 29, 2021
,

and
e
xpert discovery closed on September 24, 2021. Indivior filed a motion for summary judgment that it is immune from antitrust liability under the Noerr-Pennington doctrine and that the Company is not entitled to seek damages in excess of the injunction bond. The Company filed a motion for summary judgment that Indivior’s remaining claims for patent infringement are barred by the doctrines of issue preclusion, claim preclusion, and prosecution laches and that Indivior’s damages claim should be limited to a reasonable royalty. Summary judgment briefing closed on January 12, 2022. No trial date ha
d
 been set.

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

On June 2, 2020, the PTAB issued a final written decision in the Company’s favor finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of U.S. Patent No. 9,687,454 (“the ’454 patent”) were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the final written decision. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. Indivior filed a timely notice of appeal of the PTAB’s Final Written Decision (“ FWD”) for claims 1-5, 7, and 9-14, and the Company cross appealed the PTAB’s FWD on claim 8
.
On November 24, 2021, a panel of the Federal Circuit issued a decision affirming the PTAB’s decision in all respects. On January 26, 2022, Indivior filed a petition with the Federal Circuit seeking rehearing of the panel’s decision. On March 16, 2022, the Federal Circuit denied Indivior’s petition for rehearing
 and
 the mandate
 was
issued on March 23, 2022. As a result of the Federal Circuit’s decision, the only remaining valid claims of the ’454 patent to be litigated before the district court were
 claims 6 and 8.

On June 23, 2022, the Company entered into a settlement agreement with Indivior Inc. and Indivior UK Limited, and Aquestive Therapeutics, Inc.  Pursuant to the agreement, the parties will file a stipulation of dismissal with prejudice in the underlying litigation.  Under this settlement, the Company will receive payments totalling U.S.$72 by March 31, 2024.

The agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims.

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

3
2
. Contingencies (continued)

Norfloxacin, India litigation
(continued)

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court.
In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified product” as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to January 20, 2023 for hearing.

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

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to November 14, 2022 for hearing.

Based on its best estimate, the Company has recorded a provision of Rs.353 under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

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

3
2
. Contingencies (continued)

Other product and patent related matters (continued)

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

3
2
. Contingencies (continued)

Other product and patent related matters
(continued)

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

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide retail (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.

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

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in the MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed the entirety of plaintiffs’ claims against the Company and other generic manufacturers with prejudice based on federal preemption.

The MDL Court’s dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in three rounds of appeals. Oral argument on the first round of appeals occurred on April 5, 2022.

There are several ranitidine-related actions currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence claims against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to the MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021
.
 The defendants’ motions to dismiss, including the Company’s federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. No trial date has been established.

In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to the MDL-2924 and subsequently was remanded to the Circuit Court of Maryland by the MDL-2924 Court. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company’s federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case.

In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health

(“CFEH”) in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants have filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted all such demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is on-going.

There are now 10 plaintiffs who have filed actions against the Company and other brand and generic manufacturers and/or retailers in Illinois and Pennsylvania state courts. The Illinois cases have been filed in Madison, St. Clair and Cook counties. The Pennsylvania cases were filed in Philadelphia. Generally they allege, among other things, failure to warn, design defect and negligence. The defendants have moved, or intend to move, to dismiss these cases. In one case, Joseph Bayer, et al. v. Boehringer Ingelheim Pharmaceuticals, Inc., et al., Madison County Case No. 2021-L-000915, some of plaintiffs’ claims survived the Company’s and other defendants’ motions to dismiss. The Bayer case involves two plaintiffs, Joseph Bayer and Gwendolyn Culverson. Their claims have been severed for trial, with his trial scheduled for August 2022 and her trial scheduled for February 6, 2023. Discovery is on-going, plaintiffs have disclosed their experts, and the defendants are scheduled to disclose experts shortly. No other cases have been set for trial.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies (continued)

Class Action and Other Civil Litigation on Pricing/Reimbursement Matters

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

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

United States Antitrust Multi-District Litigations

The following cases against the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc., have been filed and are pending and consolidated in
In re Generic Pharmaceutical Pricing Antitrust Litigation, MDL 2724, 14-MD-2724 (Eastern District of Pennsylvania)
, Multi District Litigation (“MDL”) in the Eastern District of Pennsylvania (“MDL-2724”):

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

3
2
. Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

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

3
2
. Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

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

On July 19, 2019, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 87 Blue Cross Blue Shield entities, and other health insurance companies and HMO entities, against the Company’s U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 87 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL-2724. Only a Praecipe
For
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

3
2
. Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

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

The complaints seek injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney’s fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

l)
Antitrust Case Filed by Fourteen New York State Counties:

On November 18, 2019, a  class action complaint was filed in the Supreme Court of the State of New York, Nassau County, by fourteen New York State Counties (Nassau, Allegany, Clinton. Cortland, Franklin, Fulton, Greene, Herkimer, Lewis, Madison, Montgomery, Niagara, Schenectady and Steuben).    The complaint alleging an “overarching conspiracy” to fix prices and to rig bids and allocate customers with respect to these drugs. The Company’s U.S. subsidiary is specifically named with respect to five drugs: glimepiride, glyburide-metformin, meprobamate, tizanidine and zoledronic acid. Plaintiffs also allege that the Company’s U.S. subsidiary was part of a larger “overarching conspiracy” with all other manufacturers named as to all of the drugs named in the complaint. The Company denies any wrongdoing and intends to vigorously defend against these claims.

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

3
2
. Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

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
Antitrust Case Filed by Harris Count
y
, Texas:

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
allopurinol, amoxicillin, ciprofloxacin HCL, divalproex ER, famotidine, fenofibrate, fluconazole, fluoxetine, glimepiride, glycopyrrolate, levalbuterol, meprobamate, naproxen, ondansetron, oxaprozin, pravastatin sodium, raloxifene HCL, ranitidine, tizanidine and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all the drugs named in the complaints.

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

q)
Antitrust Complaint Filed by Westchester County, Illinois Public Risk Fund and the United Crafts Benefits Fund Insurance Companies
:

On March 16, 2020, an Amended Complaint was filed by the County of Westchester, the Illinois Public Risk Fund and the United Crafts Benefits Fund against the Company and 35 other defendants. The Amended Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, DRL is specifically named with respect to 14 drugs: Allopurinol, Ciprofloxacin, Divalproex, Glimepiride, Glyburide-Metformin, Isotretinoin, Lamotrigine, Meprobamate, Metoprolol Succinate, Oxaprozin, Paricalcitol, Tizanidine, Valganciclovir and Zoledronic Acid. The Complaint alleges violations of Sections 4 and 16 of the Clayton Act, as well as violations of the Antitrust Statutes of Illinois and New York and Unjust Enrichment claims under the laws of Illinois and New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims
.

r)	Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 7 End Payor Entities consisting of Blue Cross Blue Shield entities and other health insurance companies:

On May 6, 2020, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 7 Blue Cross Blue Shield entities and other health insurance companies, against the Company’s U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 7 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL-2724. Only a Praecipe
For
 Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL-2724 actions. It is anticipated that this action will be placed in Deferred Status Pending
Further Developments in the related MDL
-2724 case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company’s subsidiary at this time.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

s)
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
,
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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

x)
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

y)
Antitrust Complaint Filed by Various Counties, Cities and Insurance Companies:

On December 15, 2020, a Complaint was filed in the Supreme Court of the State of New York, Suffolk County, by a group of 22 plaintiffs against the Company and
3
5 other defendants. Plaintiffs include 14 New York Counties (Albany, Cattaraugus, Chemung, Chenango, Columbia, Erie, Essex, Livingston, Monroe, Oneida, Onondaga, Otsego
,
 Schuyler
 and Yates
), the Town of Amherst, New York, the City of Poughkeepsie, New York, the City of Mobile, Alabama, the Counties of Osceola, Florida, and Shelby, Tennessee, and three insurance companies (Magnacare Insurance, Mebco and WCA Group Health Trust).
The case has been transferred to, and consolidated with, the MDL litigation. The Complaint was amended on June 30, 2021. The Amended Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, DRL is specifically named with respect to 14 drugs: Allopurinol, Ciprofloxacin, Divalproex, Glimepiride, Glyburide Metformin, Isotretinoin, Lamotrigine, Meprobamate, Metoprolol Succinate, Oxaprozin, Paricalcitol, Tizanidine, Valganciclovir and Zoledronic Acid. The Complaint alleges violations of Sections 1 and 2 of the Sherman Act, as well as violations of the Antitrust Statutes of Alabama, Florida, New York and Tennessee and Unjust Enrichment claims under the laws of Alabama, Florida, New York and Tennessee. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

z
)
Antitrust Complaint Filed by Westchester County, New York
:

On September 21, 2021, a Complaint was filed in the Supreme Court of the State of New York, Westchester County, by Westchester County against the Company and 57 other defendants. The case has been removed to the United States District Court for the Southern District of New York and is in the process of being transferred to, and consolidated with, the MDL-2724 litigation. The complaint alleges an overarching conspiracy to fix prices and allocate markets for approximately 294 generic drugs. Of the 294 drugs, the Company is specifically named with respect to 3 drugs: Divalproex, Meprobamate, and Zoledronic Acid. The complaint alleges violations of Sections 1 and 3 of the Sherman Act, Sections 4 and 16 of the Clayton Act, and the Antitrust Statutes of New York, as well as Unjust Enrichment claims under the laws of New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney’s fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

aa)	Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 21 End Payor Entities consisting of AmeriHealth entities and other health insurance companies :

On October 21, 2021, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 21 AmeriHealth entities and other health insurance companies, against the Company’s U.S. subsidiary and 74 other defendants (consisting of 50 other pharmaceutical companies and 24 individuals). Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL-2724 actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL-2724 case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company’s subsidiary at this time.

Note on Antitrust Complaints

The Company believes that the aforesaid asserted claims in subsections a) though aa) above are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies (continued)

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

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

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

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion’s complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

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

On October 8, 2020, Hatchtech filed an arbitration demand against the Swiss subsidiary before the American Arbitration Association, International Center for Dispute Resolution (“AAA-ICDR”), in New York City, claiming that it was owed
U.S.$20 for the NDA approval milestone and U.S.$25 for the ovicidal label approval milestone.

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

On June 14, 2021, the Company received the arbitration decision and an award was issued by the AAA-ICDR in favor of Hatchtech in an amount of

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies (continued)

On February 2, 2022, the Company and Hatchtech entered into a Global “Settlement and Transfer Agreement” dated February 2, 2022 pursuant to which the APA and all other agreements between the Company and Hatchtech were terminated, the pending litigation in Australia was dismissed with prejudice, the Company and Hatchtech exchanged mutual general releases of all claims that they had or may have against each other, and the Company transferred the Xeglyze® product (and all patents and intellectual property relating to the Xeglyze® product) back to Hatchtech for the sum of US

$1 which Hatchtech paid and the Company received on February 15, 2022.

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

On December 23, 2020, the court issued a final order and judgment approving the settlement. Pursuant to the settlement/court order, the escrow was funded on January 4, 2021. The effective date of the settlement occurred on February 1, 2021, upon transfer of the settlement fund balance into the final escrow account. As the transfer of funds to the final escrow account constitutes settlement of liability, the amount of liability has been derecognized during the year

ended March 31, 2021.

Veraring Litigation

A Complaint was filed on November 15, 2021 in the Supreme Court of the State of New York, County of New York (trial court level) by Teva Pharmaceutical Industries Ltd. (“Teva”) against Dr. Reddy's Laboratories, S.A. (Case Index
No. 656499/2021).  This Complaint was subsequently amended by Teva on January 26, 2022.  In its Amended Complaint, Teva alleges that the Company breached the supply agreements between the parties relating to Veraring, failed to pay carrying costs, and breached the implied covenant of good faith and fair dealing, seeking monetary damages and all other remedies available under law.  On January 6, 2022, the Company asserted counterclaims against Teva, asserting that Teva breached its contractual obligations to the Company by, among other things, failing to adhere to cGMP and producing product unfit for human use, seeking monetary damages and all other remedies available under law.

The Company believes that it is too early to speculate as to outcome, either with respect to liability or damages, and intends to vigorously defend against the claims made by Teva, while zealously prosecuting its affirmative counterclaims.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies (continued)

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020
, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021
the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company shared the report with respect to one
country with the SEC and the DOJ during the three
months ended September 30, 2021
, and certain other countries in the three
months ended March 31, 2022
, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of the Company’s subsidiaries in the United States, received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting practices in the U.S. marketplace for certain products (the “Covered Conduct”) for the time-period between January 1, 1995 and the date of the CID. On or about June 23, 2021, the Texas AG contacted the Company’s counsel to request additional information related to the Texas AG’s investigation and the Covered Conduct for the time-period of October 1, 2003 through February 29, 2012.  The Company has continued to cooperate and respond to the Texas AG’s requests for information related to the Covered Conduct.

As on March 31, 2022, the Company based on its best estimate, was carrying a provision of Rs.983 in this regard.

On June 1, 2022
, Dr. Reddy’s Laboratories, Inc. entered into a Settlement Agreement and Release with the Texas AG and the Texas Health & Human Services Commission related to the Covered Conduct.  Pursuant to the Settlement Agreement and Release, Dr. Reddy’s Laboratories, Inc. will pay the total sum of U.S.$12.9 to the State of Texas as a full and final settlement of any claims being investigated by the State of Texas in relation to the Covered Conduct.  Neither Dr. Reddy’s Laboratories, Inc. nor the Company has admitted to any facts or liability in connection with this settlement. The settlement is a compromise and settlement on disputed issues of fact and law.

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

Subpoenas from the Antitrust Division of the U.S. Department of Justice (“DOJ”)

On July 6, 2016, Dr. Reddy’s Laboratories, Inc. received
a
subpoena from the DOJ (Anti-trust Division) seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. On May 15, 2018, another subpoena was served on Dr. Reddy’s Laboratories, Inc. by the DOJ (False Claims Division) seeking similar information. The Company has been cooperating, and intends to continue to fully cooperate, with these inquiries.

Civil Investigative Demand from Civil Division of the DOJ

On May 15, 2018, Dr. Reddy’s Laboratories, Inc. received a Civil Investigative Demand from the Civil Division of the DOJ, enquiring whether there have been any violations of the U.S. False Claims Act. This query arose from allegations that generic pharmaceutical manufacturers, including us, have engaged in market allocation or price fixing agreements, or paid illegal remuneration, and caused false claims to be submitted in violation of the U.S. False Claims Act. The Company has been cooperating, and intends to continue to fully cooperate with the DOJ in responding to the demand.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
2
. Contingencies (continued)

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

The appeal came up for hearing before the High Court of Hyderabad on October 25, 2018 and has been adjourned for further hearing. The Hon’ble High Court has closed the matter in June 2022, by granting liberty for the Company to take proper recourse for remedies available under the NGT Act, 2010 before the Hon’ble Supreme Court of India.

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

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5 % as remediation fee on the previous year turnover as per Operational Guidelines dated August 3, 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated April 24, 2019 and G.O.Ms No. 31 dated May 24, 2019 and basis the judgment of NGT, Chennai dated October 24, 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2
,

CTO-3
and CTO-5

of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

32. Contingencies (continued)

Environmental matters (continued)

Land pollution

(continued)

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

The Hon’ble High Court has disposed the matter with a liberty to the Company to approach NGT, if necessary.

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

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed as the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order July 25, 2013. However, the NGT, Delhi has passed a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute (“NEERI”), and the Telangana State Pollution Control Board to ascertain the present status of pollution issues in the Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in the Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

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

The Company has recorded a provision of Rs.51 as of March 31, 2022 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In the months of January 2020
, the Commissioner of Goods and Services Tax, India issued notices to the Company alleging that the Company has irregularly availed input tax credit of Rs.307
. The Company had received order from the Additional Commissioner of Goods and Services Tax in favor of the Company. Subsequently the tax authorities have filed an appeal against the favorable order. The Company believes that it has
c
orrectly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of Rs. 31 from the GST authorities of various states pursuant to which it has recorded a provision of Rs.31 as of March 31, 2022
.

In the month of February 2022
, on a Goods and Service Tax (GST) matter under reverse charge, the company has paid under protest an amount of Rs.123
. The company believes that such GST amount paid is not payable and the entire amount will be refundable to the company upon the refund claim by the Company.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.463. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2022.

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
3
. Collaboration, License and Option Agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited (
"
ADTL
"
), a wholly-owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (as amended, the "Collaboration Agreement") with Curis, Inc. (
"
Curis
"
) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

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

The following table is a summary of the details of cost, fair value, and the amount recognized in OCI of the fair value changes:

	As of March 31, 2022
	Cost		Unrealized loss		Fair value
Received on January 18, 2015	Rs.	1,452	Rs.	(834)	Rs.	618
Received on September 7, 2016		1,247		(879)		368
	Rs.	2,699	Rs.	(1,713)	Rs.	986

3
4
. Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.83% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company (the “Scheme”). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India (“SEBI”). The petition for approval of the said Scheme was filed with the Hon’ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated
April 5, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 8, 2022 (‘Effective Date’). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of
41,325,300
equity shares, face value of Rs.
5
each held by DRHL in the share capital of the Company has been cancelled and an equivalent
41,325,300
number of equity shares, face value of Rs.
 5
each were allotted to the shareholders of DRHL. There is no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

211

3
5
. Impact of COVID-19 and military conflict between Russia and Ukraine

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

Impact

of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements.

The Company’s supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2022, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

3
6
. Update on Cyber Incident

On October 22, 2020, the Company experienced a cybersecurity incident related to ransom-ware. The
C
ompany employed two leading cyber security incident response firms to assist with the investigation process. The incident was contained in a timely fashion and an enterprise-wide remediation was undertaken to ensure all traces of infection are completely removed from the network. Since then, the Company has strengthened a series of technical controls to augment the current cyber security posture and has also focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

3
7
. The Code on Social Security, 2020

India’s Code on Social Security, 2020, which aims to consolidate,
c
odify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

3
8
. Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities of the Company:

Month a nd year	Unit	Details of observations
January 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an EIR indicating the closure of audit for this facility was issued by the U.S. FDA i n April 2019.
January 2019	API manufacturing Plant at Miryalaguda, Nalgonda
One observation was noted. The Company responded to the observation.
In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as Voluntary Action Initiated (“VAI”).

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

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

38. Regulatory Inspection of facilities (continued)

Month and year	Unit	Details of observations
July 2019	API Hyderabad plant 2, Bollaram, Hyderabad
Five observations were noted during U.S. FDA inspection. The Company responded to the observations in August 2019.
In October 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

August 2019	Formulations manufacturing plants, (Vizag SEZ plant 1) , Duvvada, Visakhapatnam (FTO VII)
Eight
observations were noted. The Company responded to the observations in September 2019
.
In February 2020
, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

August 2019	Formulations manufacturing facility at Shreveport, Louisiana, U.S.A
No
observations were noted.
In October 2019
, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as No
Action Initiated (“NAI”).

October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019 . In May 2020 , an EIR was issued by the U.S. FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020 , an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)
One
observation was noted. The Company responded to the observation in March 2020
.
In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.

February 2020	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020 , an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda
Three
observations were noted. The Company responded to the observations in March 2020
.
In April 2020
, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.

March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on August 10, 2021 and the U.S. FDA concluded that this remote record review is closed.
October 2021	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX ) } at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.

39
. Subsequent events

Please refer to Notes 20, 3
2
 and 34 of these consolidated financial statements for the details of subsequent events relating to the proposed dividend, contingencies and Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited, respectively
.

On April 1, 2022, the Company has entered into an agreement with Novartis AG to acquire the cardiovascular brand Cidmus® in India. Under the agreement, the Company completed the

acquisition of
the Cidmus® trademark in India from Novartis AG for a consideration of
U.S.$
61
.

On June 23, 2022, the Company allotted 15,169 equity shares to various employees (12,357 equity shares exercised at Rs.5 per share pursuant to the DRL 2002 Plan; 1,657 equity shares exercised at Rs.5 per share underlying
1,657
ADRs pursuant to the DRL 2007 plan; and 1,155 equity shares (575 equity shares exercised at Rs.2,814 per share and 580 equity shares exercised at Rs. 3,679 per share) underlying
1,155
ADRs pursuant to the DRL 2007 plan).

On June 2
3
, 2022, the Company entered into a settlement agreement with Indivior Inc. and Indivior UK Limited, and Aquestive Therapeutics, Inc.  Pursuant to the agreement the Company will receive payments totalling U.S.$72 by March 31, 2024. Please refer to Note 32 (“Contingencies – Product and patent related matters”) of these consolidated financial statements.

On June 24, 2022, the Company acquired a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc., for an upfront payment of approximately U.S.$5 in cash, plus contingent payments of up to U.S.$45.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

4
0
. Organizational structure

Dr. Reddy’s Laboratories Limited is the parent company. Tabulated below is the list of subsidiaries and joint ventures as of March 31, 2022:
Name of the subsidiary/joint venture	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100% (3)
Aurigene Discovery Technologies Limited	India	100%
Aurigene Pharmaceutical Services Limited (from September 16, 2019)	India	100% (3)
beta Institut gemeinnützige GmbH	Germany	100% (8)
betapharm Arzneimittel GmbH	Germany	100% (8)
Cheminor Investments Limited	India	100%
Cheminor Employees Welfare Trust	India	Refer to below footnote (15)
Chirotech Technology Limited	United Kingdom	100% (2)(5)
Dr. Reddy’s Research Foundation	India	Refer to below footnote (15)
Dr. Reddy's Employees ESOS Trust	India	Refer to below footnote (15)
Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy’s Laboratories (EU) Limited	United Kingdom	100% (10)
Dr. Reddy’s Laboratories (Proprietary) Limited	South Africa	100% (10)
Dr. Reddy’s Laboratories (UK) Limited	United Kingdom	100% (5)
Dr. Reddy’s Laboratories Canada, Inc.	Canada	100% (10)
Dr. Reddy's Laboratories Chile SPA.	Chile	100% (10)
Dr. Reddy’s Laboratories, Inc.	U.S.A.	100% (10)
Dr. Reddy’s Laboratories Japan KK	Japan	100% (10)
Dr. Reddy’s Laboratories Kazakhstan LLP	Kazakhstan	100% (10)
Dr. Reddy’s Laboratories Louisiana, LLC	U.S.A.	100% (6)
Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.	Malaysia	100% (10)
Dr. Reddy’s Laboratories New York, LLC	U.S.A.	100% (1)
Dr. Reddy’s Laboratories Philippines Inc.	Philippines	100% (10)
Dr. Reddy’s Laboratories Romania S.R.L.	Romania	100% (10)
Dr. Reddy’s Laboratories SA	Switzerland	100%
Dr. Reddy’s Laboratories Taiwan Limited	Taiwan	100% (10)
Dr. Reddy’s Laboratories (Thailand) Limited	Thailand	100% (10)
Dr. Reddy’s Laboratories, LLC	Ukraine	100% (10)
Dr. Reddy’s New Zealand Limited	New Zealand	100% (10)
Dr. Reddy’s S.R.L.	Italy	100% (11)
Dr. Reddy’s Bio-Sciences Limited	India	100%
Dr. Reddy’s Laboratories (Australia) Pty. Limited	Australia	100% (10)
Dr. Reddy’s Laboratories S.A.S.	Colombia	100% (10)
Dr. Reddy’s Research and Development B.V.	Netherlands	100% (12)
Dr. Reddy’s Venezuela, C.A.	Venezuela	100% (10)
Dr. Reddy’s (WUXI) Pharmaceutical Company Limited	China	100% (2)(10)
Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited (from August 19, 2020)	China	100% (10)
DRES Energy Private Limited	India	26% (14)
DRL Impex Limited	India	100% (13)
Dr. Reddy’s Laboratories B.V.	Netherlands	100% (12)
Dr. Reddy’s Formulations Limited (from March 11, 2021)	India	100%
Idea2Enterprises (India) Private Limited	India	100%
Imperial Credit Private Limited	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33% (4)
Lacock Holdings Limited	Cyprus	100% (10)
Nimbus Health, GmbH (from February 24, 2022)	Germany	100% (8)
Dr. Reddy’s Laboratories LLC	Russia	100% (10)
DRS LLC	Russia	100% (9)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

40.
Organizational structure (continued)

Name of the subsidiary/joint venture	Country of Incorporation	Percentage of Direct/Indirect Ownership Interest
Promius Pharma, LLC	U.S.A.	100% (6)
Reddy Holding GmbH	Germany	100% (10)
Reddy Netherlands B.V.	Netherlands	100% (10)
Reddy Pharma Iberia S.A.U.	Spain	100% (10)
Reddy Pharma Italia S.R.L.	Italy	100% (7)
Reddy Pharma SAS	France	100% (10)
Svaas Wellness Limited	India	100%
Aurigene Discovery Technologies, Inc.	U.S.A.	100% (3)(16)
DRANU LLC	U.S.A.	50% (17)

(1)	Indirectly owned through Dr. Reddy’s Laboratories, Inc. (from October 29, 2020), formerly a subsidiary of Dr. Reddy’s Laboratories SA. Also, conversion from corporation to limited liability company is effective October 30, 2020.
(2)	Entity under liquidation.
(3)	Indirectly owned through Aurigene Discovery Technologies Limited.
(4)	Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as per Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company’s financial statements.
(5)	Indirectly owned through Dr. Reddy’s Laboratories (EU) Limited.
(6)	Indirectly owned through Dr. Reddy’s Laboratories Inc.
(7)	Indirectly owned through Lacock Holdings Limited.
(8)	Indirectly owned through Reddy Holding GmbH.
(9)	Indirectly owned through Dr. Reddy’s Laboratories LLC, Russia.
(10)	Indirectly owned through Dr. Reddy’s Laboratories SA.
(11)	Indirectly owned through Reddy Pharma Italia S.R.L.
(12)	Indirectly owned through Reddy Netherlands B.V.
(13)	Indirectly owned through Idea2Enterprises (India) Pvt. Limited.
(14)	Accounted in accordance with IFRS 11, “Joint Arrangements” .
(15)	The Company does not have any equity interests in this entity, but has significant influence or control over it.
(16)	Liquidated on March 23, 2022.
(17)	Pursuant to the sale of the membership interests in DRANU, LLC, it ceased to be a joint venture effective March 31, 2021.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits	Footnotes
1.1	Memorandum and Articles of Association of the Registrant dated February 4, 1984.	(1)(3)(4)
1.2	Certificate of Incorporation of the Registrant dated February 24, 1984.	(1)(3)
1.3	Amended Certificate of Incorporation of the Registrant dated December 6, 1985.	(1)(3)
1.4	Amendment to Memorandum and Articles of Association of the Registrant dated June 12, 2009 (regarding an increase in our authorized share capital pursuant to the amalgamation of Perlecan Pharma Private Limited into Dr. Reddy’s Laboratories Limited, its parent company).	(5)
1.5	Amendment to Memorandum and Articles of Association of the Registrant dated July 19, 2010 Order of the Hon’bl High Court of Andhra Pradesh, India dated July 19, 2010 (regarding Amendment to Memorandum and Articles of Association of the Registrant and capitalization or utilization of undistributed profit or retained earnings or security premium account or any other reserve or fund in connection with our bonus debentures).	(7)
1.6	Amended and Restated Articles of Association of the Registrant dated September 17, 2015.	(8)
1.7	Amendment to Memorandum and Articles of Association of the Registrant dated April 5, 2022, and Order of Hon’ble National Company Law Tribunal, Hyderabad Bench, dated April 5, 2022 (to effect an increase in the Registrant’s authorized share capital pursuant to the amalgamation of Dr. Reddy’s Holdings Limited into the Registrant).	(10)
2.1	Form of Deposit Agreement, including the form of American Depositary Receipt, among Registrant, Morgan Guaranty Trust Company as Depositary, and holders from time to time of American Depositary Receipts Issued there under, including the form of American Depositary.	(1)
2.2	Description of Securities registered under Section 12 of the Exchange Act.
2.3	Dr. Reddy’s Laboratories Limited Employee Stock Option Scheme, 2002.	(2)
2.4	Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.	(6)
2.5	Dr. Reddy’s Employees Stock Option Scheme, 2018.	(9)
4.1	Agreement by and between Dr. Reddy’s Laboratories Limited and Dr. Reddy’s Research Foundation regarding the undertaking of research dated February 27, 1997.	(1)
4.2.1#	Business Transfer Agreement with Wockhardt Limited and Dr. Reddy’s Laboratories Limited dated as of February 12, 2020.
4.2.2#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of April 28, 2020.
4.2.3#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of June 9, 2020.
4.2.4#	Letter Agreements for the amendment of the Business Transfer Agreement dated as of June 9, 2021.
8	List of subsidiaries, associates and joint ventures of the Registrant.
12.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young Associates LLP).

(1)	Previously filed on March 26, 2001 with the SEC along with Form F-1.
(2)	Previously filed on October 31, 2002 with the SEC along with Form S-8.
(3)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2003.
(4)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2006.
(5)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2010.
(6)	Previously filed on March 5, 2007 with the SEC along with Form S-8.
(7)	Previously filed with the Company’s Form 20-F for the fiscal year ended March 31, 2011.
(8)	Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K dated September 25, 2015.
(9)	Previously filed on September 5, 2018 with the SEC along with Form S-8.
(10)
Incorporated by reference to Exhibit 99.
2
 to the Company’s Form 6-K dated June 2, 2022.

#	Certain confidential portions of this Exhibit were omitted because they both (i) are not material and (ii) are of the type that the Registrant treats as private and confidential .

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DR. REDDY’S LABORATORIES LIMITED

By:	/s/Erez Israeli
Erez Israeli
Chief Executive Officer

By:	/s/Parag Agarwal
Parag Agarwal
Chief Financial Officer

Hyderabad, India

June 27, 2022